Form 20-F
period 2013-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2013-10-31
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35723

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

(Exact name of Registrant as specified in its charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of issuer’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 5908 4344, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no par value	New York Stock Exchange

*	Not for trading but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, no par value	58,422,400

BrasilAgro – Brazilian Agricultural Real Estate Company is an emerging growth company as defined in Section 3(a) of the Securities Exchange Act of 1934.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☐     No ☐   (Note: None required for registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐              Accelerated filer ☐             Non-accelerated filer ☒             Smaller reporting company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐     Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐    No ☒

i

PART I

INTRODUCTION

Unless the context otherwise requires, the terms “Brazil” and the “Brazilian government” refer to the Federative Republic of Brazil; the term “BrasilAgro” refers to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and its consolidated subsidiaries; and unless indicated otherwise, the terms “we,” “our” or “us” refer to BrasilAgro.

Presentation of Financial Information

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On June 30, 2013, the year-end of our fiscal year, the exchange rate for reais into U.S. dollars was R$2.2156 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2012, the selling rate was R$2.0213 to US$1.00. The selling rate was R$1.5611 to US$1.00 at June 30, 2011, R$1.8015 to US$1.00 at June 30, 2010, and R$1.9516 to US$1.00 at June 30, 2009, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at June 30, 2013 may not be indicative of future exchange rates. See “Item 3—Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2006.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3—Key Information—Selected Financial Information” in this Annual Report from reais into U.S. dollars, unless otherwise indicated, using the selling rate as reported by the Central Bank at June 30, 2013 of R$2.2156 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. Our fiscal year is from July 1 of each year to June 30 of the following year. Our consolidated financial statements as of June 30, 2013, June 30, 2012 and 2011 and for the years ended June 30, 2013, 2012 and 2011 have been audited, as stated in the report annexed hereto.

We prepare our annual consolidated financial statements in compliance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our consolidated financial statements as of and for the year ended June 30, 2011 are our first annual consolidated financial statements prepared in compliance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements.

Until June 30, 2010, we prepared our annual consolidated financial statements in accordance with accounting practices adopted in Brazil in effect on and prior to June 30, 2010, or Brazilian GAAP, which were based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as Brazilian corporate law;

•

the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or CFC; and

•	the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC, and applicable on and prior to June 30, 2010.

Brazilian GAAP as previously in effect during our fiscal year ended June 30, 2011 has been modified through the adoption of several standards issued by the CPC, which are equivalent to the corresponding standards issued by the IASB, and which resulted in Brazilian GAAP as currently required for consolidated financial statements being in compliance with IFRS as issued by the IASB.

In preparing our consolidated financial statements as of and for the year ended June 30, 2011, all comparative figures have been restated to reflect the effects of the transition from Brazilian GAAP to IFRS.

As required under Brazilian corporate law, we also prepare parent-company financial statements, in accordance with Brazilian GAAP. Our parent-company financial statements are statutorily required for certain purposes, including for calculation of dividends. Brazilian GAAP, as applied in the preparation of our parent-company financial statements, differs from IFRS as issued by the IASB in that (1) Brazilian GAAP requires presentation of a value added statement, and (2) Brazilian GAAP requires the application of the equity method of accounting in investments in associates and subsidiaries while under IFRS as issued by the IASB these are recorded either at their cost or fair value. The parent-company financial statements under Brazilian GAAP are not presented herein.

Crop Year, Harvest and Planting Season

Our agricultural production is based on the crop year, which varies according to each crop. The crop year for sugarcane is from January 1 to December 31 of the same year, and the crop year for grains is from July 1 to June 30 of the following year. We also make reference to the planting season and the harvest season, or harvest period. In Brazil, the planting season for grains is from September to December, and the planting season for sugarcane is from February to May. The harvesting period in Brazil for grains is from February to July, and such period for sugarcane is from April to December.

Market Information

The market information included herein concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Food Supply Company (Companhia Nacional de Abastecimento), or Conab, a state-owned company, the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, the U.S. Department of Agriculture, or USDA, the U.S. Food and Agriculture Organization, or FAO, the United Nations, and the Organization for Economic Cooperation and Development, or OECD, as well as from other public institutions and independent sources as indicated throughout this Annual Report. We believe that such information is true and accurate as of the date of this Annual Report.

Rounding

Some percentages and amounts included herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or any Public Company Accounting Oversight Board, or “PCAOB” rules, including mandatory audit firm rotation and auditor discussion and analysis rules and any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective Annual Report under the Securities Act, (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, or (d) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Forward-Looking Statements

This Annual Report on Form 20-F includes statements that constitute forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our services and other aspects of our business under “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”; and (b) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this Annual Report in light of future events or to provide reasons why actual results may differ therefrom. Investors are cautioned not to put undue reliance on any forward-looking statements.

Any of the following important factors, and those described elsewhere in this Annual Report on Form 20-F or in other of our filings with the U.S. Securities and Exchange Commission, or the SEC, among other things, could cause our results to differ from any results that might be projected, forecasted or estimated by us in any such forward-looking statements:

•	the economic, political and business situation in Brazil;

•	inflation, depreciation or appreciation of the real against foreign currencies and interest rate fluctuations;

•	changes in prices in the Brazilian agricultural real estate sector;

•

developments in, or changes to, Brazilian legislation and regulation governing our business and products or failure to comply with them, including environmental and sanitary liabilities and accounting developments;

•	governmental intervention impacting the economy, taxes or tariffs;

•	loss of investment grade ratings for Brazil as issued by any of the international rating agencies;

•	conditions of transportation infrastructure and logistics in Brazil;

•	our ability to execute our business strategy, including our ability to finance our operations at reasonable terms and conditions, if necessary;

•	our level of debt and other obligations;

•	changes in the domestic and international agricultural commodity markets;

•	availability and changes in prices of raw materials, skilled labor, oil and oil products, fertilizers, lime, machinery and other agricultural inputs;

•	outbreaks of diseases affecting our farms and crops;

•	our ability to obtain and maintain environmental permits for our existing or new areas of operations;

•	supply and demand for our products;

•	weather conditions in our areas of operations;

•	the interests of our controlling shareholder, Cresud;

•	other factors that may affect our financial condition, liquidity and operating result, and

•	other risks discussed under “Item 3—Key Information—Risk Factors.”

We undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM  3—KEY   INFORMATION

A. Selected Consolidated Financial Data

We prepared our annual consolidated financial statements in compliance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. We adopted IFRS for the fiscal year ended June 30, 2011 and retrospectively applied IFRS to the fiscal year ended June 30, 2010 for comparative purposes. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

Due to the nature of our business and the harvesting periods in the locations where we operate, our fiscal year ends on June 30 of each year. References in this Annual Report on Form 20-F to a specific fiscal year relate to the fiscal year ended on June 30 of that calendar year, unless indicated otherwise.

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2013, 2012, 2011 and 2010 and for the years ended June 30, 2013, 2012, 2011 and 2010 prepared in compliance with IFRS as issued by the IASB. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this Annual Report.

	Year ended June 30,
	2013	2013	2012	2011	2010
	(US$ thousand)	(R$ thousand)
CONSOLIDATED STATEMENT OF OPERATIONS
Revenue	83,791	185,647	146,218	79,544	36,745
Gain on farm sale	24,740	54,815	12,987	—	—
Change in fair value of biological assets and agricultural product	1,033	2,289	(417)	22,761	(25,076)
(Impairment) Reversal to net realizable value of agricultural produce after harvest	749	1,659	(2,663)	(986)	(2,059)
Cost of sales	(77,019)	(170,643)	(136,447)	(61,500)	(30,310)

Gross profit (loss)	33,294	73,767	19,678	39,819	(20,700)
Selling expenses	(6,331)	(14,028)	(4,015)	(2,991)	(2,175)
General and administrative expenses	(13,194)	(29,233)	(28,892)	(26,330)	(22,916)
Other gains	(1,597)	(3,539)	10	73	416

Operating profit (loss)	12,172	26,967	(13,219)	10,571	(45,375)
Financial income	17,151	38,000	38,073	25,738	24,147
Financial expenses	(17,418)	(38,591)	(44,299)	(16,460)	(8,368)

Profit (loss) before income tax and social contribution	11,905	26,376	(19,445)	19,849	(29,596)
Income and social contribution	1,061	2,351	12,845	(5,186)	10,108

Profit (loss) for the year and comprehensive income (loss) for the year	12,966	28,727	(6,600)	14,663	(19,488)

Profit (loss) attributed to:
Owners of the parent	12,966	28,727	(5,572)	14,743	(18,434)
Non-controlling interests	—	—	(1,028)	(80)	(1,054)
Outstanding shares at the year end	58,422,400	58,422,400	58,422,400	58,422,400	58,422,400
Basic earnings (loss) per share	0.22	0.49	(0.10)	0.25	(0.32)
Diluted earnings (loss) per share	0.22	0.49	(0.10)	0.25	(0.32)

	As of June 30,
	2013	2013	2012	2011	2010
	(US$ thousand)	(R$ thousand)
CONSOLIDATED CASH FLOW
Net cash generated from (used in) operating activities	(20,976)	(46,472)	(10,691)	(32,633)	(38,962)
Net cash generated from (used in) investment activities	24,411	54,085	(24,375)	(33,998)	(60,733)
Net cash generated from (used in) financing activities	278	617	(33,085)	(3,954)	41,525

Net change in cash and cash equivalents	3,714	8,230	(68,151)	(70,585)	(58,170)

CONSOLIDATED BALANCE SHEET
Assets
Current assets
Cash and cash equivalents	34,164	75,694	67,464	135,615	206,200
Marketable securities	4,172	9,244	—	—	—
Accounts receivable	59,172	131,102	60,655	25,971	17,773
Inventories	13,001	28,805	72,558	77,479	16,032
Biological assets	542	1,201	4,111	1,335	1,001
Recoverable taxes	3,455	7,655	9,331	4,307	3,358
Derivative financial instruments	7,709	17,081	4,327	5,386	1,180
Receivable from related parties	157	347	—	—	415
Other assets	194	430	710	921	15

Total current assets	122,566	271,559	219,156	251,014	245,974
Non current assets
Biological assets	16,545	36,656	31,931	40,334	38,696
Restricted marketable securities	8,119	17,988	23,197	21,262	26,562
Receivable from related parties	—	—	—	7,118	6,060
Recoverable taxes	11,616	25,736	22,803	25,784	17,655
Deferred taxes	11,381	25,216	14,960	—	3,370
Financial instruments derivatives	774	1,714	—	—	—
Account receivables	15,223	33,729	12,759	2,936	4,293
Investment properties	153,055	339,108	391,907	383,687	357,473
Other assets	737	1,633	268	94	24
Investments in unquoted equity instruments	32	70	410	410	410
Property, plant and equipment	6,703	14,851	15,630	12,765	7,216
Intangible assets	1,160	2,570	2,741	2,747	2,288

Total non-current assets	255,345	499,271	516,606	497,137	464,047

Total assets	347,911	770,830	735,762	748,151	710,021

Liabilities and equity
Current liabilities
Trade accounts payables	3,510	7,777	4,151	2,435	1,803
Loans and financings	20,278	44,929	43,067	37,899	28,689
Labor obligations	3,950	8,752	7,436	4,801	4,143
Taxes payable	1,041	2,306	3,102	767	614
Dividends payable	886	1,963	2	2	2
Derivatives financial instruments	1,291	2,860	8,307	2,918	60
Payable for purchase of farms	19,701	43,650	40,858	57,521	61,420
Payable to related parties	83	183	—	—	—
Advances from customers	959	2,124	4,490	5,909	178

Total current liabilities	51,699	114,544	111,413	112,252	96,909
Non-current liabilities
Loans and financings	25,692	56,924	51,294	55,436	49,299
Taxes payable	2,623	5,812	2,695	1,594	2,203
Deferred taxes	—	—	—	1,594	—
Derivatives financial instruments	515	1,140	10,209	—	—
Provision for legal claims	2,167	4,802	1,183	—	—
Other liabilities	281	623	—	492	782

Total non-current liabilities	31,278	69,301	65,381	58,976	52,284

	As of June 30,
	2013	2013	2012	2011	2010
	(US$ thousand)	(R$ thousand)
Equity capital attributed to owners of the parent
Equity:
Share capital	263,687	584,224	584,224	584,224	584,224
Capital reserves	1,528	3,385	2,134	996	—
Income reserve	2,842	6,296	—	—	—
Other reserves	(3,123)	(6,920)	(6,920)	—	—
Accumulated losses	—	—	(20,470)	(14,898)	(29,641)

	264,934	586,985	558,968	570,322	554,583
Non-controlling interest	—	—	—	6,601	6,245
	264,934	586,985	558,968	576,923	560,828

Total liabilities and equity	347,911	770,830	735,762	748,151	710,021

We have included information with respect to dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since June 30, 2010 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

Exchange Rates

Our dividends, when paid in cash, are denominated in reais. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York, as the ADS depositary. The Bank of New York converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York’s expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs if they become listed on a stock exchange in the United States.

The Brazilian government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever it determines there is an imbalance in Brazil’s balance of payments or reason to expect that one will occur.

The following tables show, for the periods and dates indicated, certain information regarding the real/U.S. dollar exchange rate. On June 30, 2013, the real/U.S. dollar exchange rate was R$2.2156 per US$1.00. On October 25, 2013, the real/U.S. dollar exchange rate was R$2.1848 per US$1.00. The information below is based on the noon buying rate in the City of New York for cable transfers in Brazilian reais as certified for U.S. customs purposes by the Federal Reserve Bank of New York.

Fiscal year ended June 30,	Average Rate(1)
(R$ per US$1.00)
2009	1.996
2010	1.759
2011	1.677
2012	1.792
2013	2.038

(1)	The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
May 2013	2.141	2.005
June 2013	2.258	2.121
July 2013	2.283	2.214
August 2013	2.454	2.272
September 2013	2.377	2.186
October 2013 (through October 25,2013)	2.212	2.161

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our ability to implement our business strategy successfully may be adversely affected by numerous factors beyond our control, which may materially and adversely affect our business, financial condition, and results of operations.

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is premised on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any one or more of the following:

•	failure to acquire and sell agricultural properties at attractive prices;

•	changes in market conditions or our failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural real estate sector;

•	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in a recent opinion of the Attorney General of the federal government;

•	failure to expand our operations within the originally proposed time frame;

•	failure to maintain the fiscal structure of our subsidiaries;

•	inability to develop infrastructure and attract personnel in a timely and effective manner;

•	inability to identify service providers for our agricultural properties and projects;

•	increased competition for suitable land from other agricultural real estate owners or developers which increases our costs and adversely affects our margins;

•	inability to develop and operate our agricultural properties profitably that may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

•	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

•	the failure of purchasers of our properties to comply with their payment obligations to us;

•	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

•

global climate conditions, such as global warming, which may contribute to the frequency of unpredictable and previously rare meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

•	unfavorable climate conditions in Brazil, particularly in the regions where we will carry out our activities;

•	the economic, political and business environment in Brazil, and specifically in the geographical regions where we will invest;

•	inflation, fluctuating interest rates and exchange rates;

•	disputes and litigation relating to our agricultural properties; and

•	labor, environmental, civil and pension liabilities.

We may not be able to continue acquiring suitable agricultural properties on attractive terms.

In recent years, investments in Brazil’s agriculture sector have increased substantially. As a result, demand and valuations for the kind of properties we seek to acquire have escalated significantly. We believe that prices for such properties are likely to continue to increase, perhaps significantly as demand is expected to remain high. We compete with local and foreign investors, many of whom are larger and have greater financial resources than we do. Such investors may be able to incur operating losses for a sustained period, retain their real estate investments for a longer period than we can or accept lower returns on such investments. As a result, such investors may be willing to pay substantially higher prices for agricultural properties than we are able or willing to do, depriving us of opportunities to acquire the best agricultural properties and/or increasing our acquisition costs. As a result of the foregoing, we cannot assure you that we will be able to locate and acquire suitable investments on reasonable terms, and our inability to do so would have a material adverse effect on us.

The imposition of restrictions on acquisitions of agricultural properties by non-Brazilian nationals may materially restrict the development of our business.

In August 2010, the president of Brazil approved the opinion of the Attorney General of the federal government affirming the constitutionality of Brazilian Law No. 5,709/71 which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Under this legislation, companies that are majority-owned by foreigners may not acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária) or INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners may not exceed 25% of the surface area of the relevant municipality, of which area up to 40% may not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality may not exceed 10% of the surface area of the relevant municipality. In addition, INCRA will also verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis INCRA will issue a certificate allowing the acquisition or lease of the property. The purchase and/or lease of agricultural properties that do not respect the requirements above, need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases of certificates having been granted.

At June 30, 2013, approximately 79% of our common shares were held by foreigners and, accordingly, the implementation of Law no. 5,709/71 is likely to impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and/or our inability to obtain needed approvals. In addition, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties. For example, we currently have control over the properties we own, and we would need to acquire properties in partnership with local companies in which we relinquish our right to exercise control over the entities acquiring such properties. This might have the effect increase the number of transactions we must complete, which would add transaction costs. It might also require the execution of joint ventures or shareholder agreements, which increases the complexity and risk associated with such transactions. Any regulatory limitations and restrictions could materially limit our ability to acquire agricultural properties, increase the investments, transaction costs or complexity of such transactions, or complicate the regulatory procedures required, any of which could materially and adversely affect us and our ability to successfully implement our business strategy.

A substantial portion of our assets consist of agricultural properties which are illiquid.

Our business strategy is premised on the appreciation of the capital invested in our agricultural properties and the liquidity of those investments. We cannot assure you that the value of our agricultural properties will increase in the short-, medium- or long-term or that we will be able to monetize our agricultural investments successfully. Agricultural real estate assets are generally illiquid and have volatile values, and agricultural properties in Brazil are especially illiquid and volatile. As a result, it may be difficult for us to promptly adjust our portfolio of properties in response to changes in economic or business conditions, and we may be unable to find purchasers willing to acquire our agricultural properties at prices favorable to us. Lack of liquidity and volatility in local market conditions would adversely affect our ability to execute property dispositions on a timely and profitable basis which would have a material adverse effect on us.

We may not be profitable or our cash flow may not be positive for a number of years.

We expect to incur significant capital and operating expenses for several years on account of our continuing development activities. Due to the capital intensive and long-term nature of our real estate development activities, many of our properties will not generate immediate cash flows or provide a short-term return on investment. Therefore, we may not achieve positive cash flows or profitability for a number of years, and even if we do, we cannot assure you that such positive cash flows or profitability will be sustained in the future. Should we fail to achieve and sustain profitability, our business, financial condition, and results of operations and the market value of our common shares would be adversely affected.

Fluctuation in market prices for our agricultural products could adversely affect us.

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

•	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide supply and demand as well as speculation;

•	weather conditions, or natural disasters in areas where agricultural products are cultivated;

•	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

•	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

•

changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

•	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops;

•	cost of raw materials; and

•	supply of and demand for competing commodities and substitutes.

In addition, we believe there is a close relationship between the value of our agricultural properties and market prices of the commodities we produce which are affected by global economic and other conditions. A decline in the prices of grains, sugar or related by-products below their current levels for a sustained period would significantly reduce the value of our land holdings and materially and adversely affect our business, financial condition, and results of operations.

We are dependent on third-party service providers.

In addition to our own personnel, we are highly dependent on third-party contractors to develop and cultivate our agricultural properties, and to provide the machinery and equipment needed for such purpose. As a result, our future success depends on the skill, experience, knowledge and efforts of our third-party service providers. We cannot assure you that we will be able to hire the desired third-party service providers for our agricultural properties or that such providers will have the ability to ensure quality agricultural production in an efficient manner, and at competitive prices. Our failure to hire the desired service providers for our agricultural properties, or the failure of our providers to provide quality services, or the revocation or termination or our failure to renew our service contracts or negotiate new contracts with other service providers at comparable prices and terms, would adversely affect us.

Our dependence on third-party contractors also subjects us to the risk of labor lawsuits alleging that an employment relationship exists between us and our contractors’ personnel, and that as a result we have joint and several or secondary liability for our contractors’ labor and social security payment obligations, lease payments or other obligations. Such lawsuits could be brought independently by such third-party employees, or could arise as a result of inspections by governmental authorities. The Brazilian Supreme Labor Court (Tribunal Superior do Trabalho) has held that outsourcing is legally permissible with respect to specialized services not related to the outsourcing company’s core business, such that an employment relationship is not formed between the outsourcer and the workers providing the non-core services. In addition, pursuant to the court’s decision, companies hiring third-party contractors in violation of such standard will be held secondarily liable for labor and social security contingent liabilities of the employees of such third-party contractors. If we are forced to recognize an employment relationship between us and the employees of our third-party service providers, we may be required to change our strategy with regard to the use of third-party service providers, which could have an adverse effect on our business, financial condition, and results of operations.

Moreover, pursuant to Brazilian environmental law we are jointly and severally liable, together with our contractors, for all environmental damages caused by our third-party contractors, irrespective of our fault for such damages. Such obligations or our costs for defending against any such allegations are potentially significant and could have a material adverse effect on us if we were deemed responsible for their payment.

Changes in government policies may adversely affect our business, financial condition, and results of operations.

Government policies for encouraging biofuels as a response to environmental concerns have shown, and are likely to continue to show an impact on grain prices. The nature and scope of future legislation and regulations affecting our markets are unpredictable, and we cannot assure you that current concessions, prices or market protections involving biofuels will be maintained in their current form for any finite period. Any reduction in the support for biofuels on the part of the United States government or any other government may result in stagnation or decline in the market prices of certain agricultural commodities, and consequently on the price of our agricultural properties, which may adversely affect our business, financial condition, and results of operations.

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. The failure to comply with such laws and regulations may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to cure and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable even in cases where it is not negligent and would make us jointly and severally liable for the obligations of our producers or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in the financial resources which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on us.

As environmental laws and their enforcement become increasingly stringent, our expenses for complying with environmental requirements are likely to increase in the future. Furthermore, the possible implementation of new regulations, changes in existing regulations or the adoption of other measures could cause the amount and frequency of our expenditures on environmental preservation to vary significantly compared to present estimates or historical costs. Any unplanned future expenses could force us to reduce or forego strategic investments and as a result could materially and adversely affect us.

If we fail to innovate and utilize modern agricultural technologies and techniques to enhance production and yields of our acquired agricultural properties, we may be adversely affected.

Our business model is focused on our acquiring underdeveloped or underutilized agricultural properties and improving them by applying evolving agricultural technologies and techniques. Therefore, our strategy depends to a large extent on our ability to obtain and apply modern agricultural techniques and technologies to enhance the value of the properties we acquire. If we are unable to apply in a timely manner the most advanced technologies and farming techniques required to add value to our agricultural properties and make our products competitive and attractive to local and international investors, we would be adversely affected.

We may experience difficulties implementing our investment projects, which may affect our growth.

Part of our strategy with regard to our agricultural properties consists of investing in support infrastructure in order to increase the value of such agricultural properties. In implementing our investment projects, we may face a number of challenges, including: (i) failures or delays in acquiring necessary equipment or services: (ii) higher costs than those originally estimated; (iii) difficulties securing the necessary environmental and government licenses; (iv) changes in market conditions, which could render the projects less profitable than originally estimated; (v) impossibility or delays in acquiring land at attractive prices, or an increase in the land prices on account of growing demand for land by our competitors; (vi) impossibility of, and delay in identifying and acquiring land that is in compliance with Brazilian real estate property laws; (vii) lack of capacity to develop infrastructure and attract qualified labor on a timely and efficient basis; (viii) disputes and litigation relating to the land we acquire; (ix) cultural challenges deriving from the integration of new management and employees in our organization; and (x) the need to update accounting systems, administrative data and human resources. Our inability to manage these risks would adversely affect us.

Property values in Brazil could decline significantly.

Property values in Brazil are influenced by a wide variety of factors beyond our control, and therefore we cannot assure you that property values will continue to increase or that property values will not decline. A significant decline in property values in Brazil would adversely affect us.

Our growth depends on our ability to attract and retain qualified personnel.

We are highly dependent on the services of our technical and administrative staff. If we lose any of our senior management, or require additional management personnel, we will have to attract similarly qualified administrative and technical personnel. There is significant demand for high-level, technical personnel with the skills and know-how required to operate our business, and we compete for this talent in the context of a global market. The availability of attractive opportunities in Brazil and other countries may adversely affect our ability to hire or retain highly-qualified personnel. If we fail to attract and retain the professionals we need to expand and manage our operations, we may not be able to manage our business effectively and we may be materially and adversely affected.

Unpredictable weather conditions may have an adverse impact on our agricultural properties and products.

The occurrence of severe weather conditions, including droughts, floods, heavy rainfall, hail, frost or extremely high temperatures is unpredictable and has had and could have in the future a potentially devastating impact on our agricultural properties or production. Adverse weather conditions may be exacerbated by the effects of climate change. In recent years, different regions in Brazil have been affected by extreme weather conditions, and the regions where our properties are located have also experienced high temperatures, high humidity and heavy rainfall in recent years. Higher than average temperatures and rainfall can contribute to an increased presence of insects that are harmful to agriculture or the spread of crop disease. For instance, an increase in Asian rust (ferrugem asiática) affecting soy crops was reported in 2011 in the state of Mato Grosso in Brazil, as a result of high humidity and extensive rainfall. The effect of severe weather conditions may materially reduce the productivity of our farms, impairing our revenue and cash flow, and requiring higher levels of investment or significant increases in our operating costs, any of which could have a material and adverse impact on us.

Diseases may affect our crops, potentially destroying all or part of our production.

The occurrence and effect of diseases can be unpredictable and devastating on crops, potentially rendering useless all or a significant portion of the affected crops. The cost of preventing and treating crop disease tends to be high. For example, the spread of Asian soybean rust (ferrugem asiática), has resulted in lower crop yields and higher operating costs. Currently, Asian soybean rust can only be controlled, not eliminated. The origination and spread of diseases may occur for many reasons beyond our control, including the failure of other agricultural producers to comply with applicable health and environmental regulations. The appearance of new diseases or the mutation or proliferation of existing diseases could damage or completely destroy our crops which would materially and adversely affect us.

Fires and other accidents may affect our agricultural properties and adversely affect us.

Our operations will be subject to various risks affecting our agricultural properties and agricultural installations, including destruction of farms and crops by fire and other natural disasters or events, and theft or other unexpected loss of grains or fertilizers and supplies. We could be materially and adversely affected if any of these risks were to occur.

Widespread uncertainties and fraud involving ownership of real estate in Brazil may adversely affect us.

Under Brazilian law, ownership of real estate is conveyed only through registration of deeds at the applicable land registry. Land registry recording errors, including duplicate or fraudulent entries, and legal challenges to deeds occur frequently. Real estate title litigation is prevalent in Brazil, and as a result there is a risk that such errors, fraud or challenges could adversely affect us, causing the loss of all or substantially all our agricultural properties.

We depend on international trade, and economic and other conditions in our key export markets.

Brazil’s current agricultural production capacity is greater than the consumption requirement of its domestic agricultural market. Agriculture exports account for an increasingly significant portion of our revenue, especially as our rehabilitated farm properties gain crop production capabilities and increased yield. As a result, our results of operations will increasingly depend on political, economic and regulatory conditions in our principal export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors beyond our control including the deterioration of macroeconomic conditions, the volatility of exchange rates, the imposition of tariffs or other trade barriers or other factors in those markets such as regulations relating to the chemical content of agricultural products and safety and health regulations.

Due to the growing market share of Brazilian agricultural and beef products in the international markets, Brazilian exporters are increasingly being affected by tariffs and other barriers imposed by importing countries to, among other things, protect local producers, limiting access of Brazilian companies to their markets. For example, the European Union currently charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. The adoption of measures by a given country or region, such as restrictions, import quotas or suspension of imports could substantially affect the export volume of agricultural products and, consequently, our volume of exports and results of operations. If the competitiveness of our products in one or more of our significant markets were to be affected by any one of these events, we may not be able to reallocate our products to other markets on comparable terms, and we could be adversely affected.

Fluctuations in the value of the real in relation to the U.S. dollar could adversely affect us.

Foreign exchange fluctuations, particularly of the Brazilian real against the U.S. dollar, may significantly affect our results of operations given that: (1) our products and the basic supplies used in our production are traded internationally; (2) soybean prices are defined based on prices prevalent on the Chicago Board of Trade, or CBOT; and (3) most markets are served by several suppliers from different countries and competitiveness of farm products abroad may increase in relation to ours in light of the appreciation of the Brazilian currency in relation to the U.S. dollar. Fluctuations in the value of the real in relation to the U.S. dollar could impact our export revenue, our sales in U.S. dollars in the Brazilian market and our financial expenses and operating costs, which may adversely affect us.

We also hold derivative financial instruments to hedge risks relating to foreign currencies on our revenue from exports and operating costs. If we fail to manage these instruments properly we may be adversely affected by our exposure to these risks, which may have a material adverse effect on us.

Our business is seasonal, and our revenue may fluctuate significantly depending on the growing cycle of our crops.

Agribusiness operations are predominantly seasonal in nature. In Brazil the harvest of soybean, corn and rice generally occurs from February to June. The annual sugarcane harvesting period in Brazil begins in January and ends in December. As a result, our results of operations are likely to continue to fluctuate significantly between the planting and harvesting periods of each crop which cause fluctuations in our cash flows as a result of disparities between our revenue stream and our fixed expenses. In addition, seasonality creates limited windows of opportunity for our producers to complete required tasks at each stage of crop cultivation. Should events such as adverse weather conditions (including deluges of rain as has recently been the case throughout Brazil) or transportation interruptions occur during these seasonal windows, we may be faced with the possibility of reduced revenue without an opportunity to recover until the following crop’s planting. Finally, because of the effects of seasonality, our quarterly results may not be indicative of our annual result.

Our growth will require additional capital which may not be available or may not be available on terms and conditions acceptable to us.

Our operations require a significant amount of capital. We may need to seek additional capital by issuing shares or debt securities, or by incurring indebtedness. Our ability to raise capital will depend on our future profitability, which is currently uncertain, and on political and economic conditions in Brazil and the international agricultural and real estate markets. Depending on these and other factors, many of which are beyond our control, additional capital may not be available or, if available, may not be available on conditions that are favorable or acceptable to us. If we are required to finance our activities through indebtedness, it is likely that the terms of that debt will impose upon us obligations or covenants, financial or otherwise, that could restrict our operational flexibility. Should we fail to raise additional capital under conditions that are acceptable to us, we could be adversely affected.

We plan to continue to use financial derivative instruments which may cause substantial losses.

We plan to continue to use derivative financial instruments, principally commodity hedge derivatives, foreign exchange derivatives and exchange rate swaps. If we enter into such hedging agreements and future prices of the underlying commodities differ from our expectations, we may incur substantial losses which could have an adverse effect on us.

Furthermore, our hedging strategies may not properly take account of the effects of foreign exchange or commodity variations on our financial position. On entering into forward exchange and commodity agreements, we will be subject to the risk that our counterparties could fail to fulfill the conditions of the respective agreement. We may not be able to receive compensation for losses and damages from any defaulting counterparty through legal remedies, on account of laws protecting against bankruptcy or other similar protections for insolvent debtors, foreign laws restricting cross-border legal remedies, or for other reasons, which may adversely affect our business, financial condition, and results of operations.

We may not be successful in our future partnerships and strategic relationships.

We may enter into strategic partnerships and alliances in order to benefit from certain business opportunities. We cannot predict if and when such strategic partnerships and alliances will occur. Our ability to expand our business successfully through strategic partnerships and alliances depends on various factors, including our ability to negotiate favorable conditions for such partnerships and alliances, in addition to factors beyond our control, such as our partners’ compliance with obligations arising from the partnership. Furthermore, our expectations regarding the benefits of these partnerships may not materialize. If we are unable to develop successful strategic partnerships and alliances we could be adversely affected.

Cresud, our controlling shareholder, and certain members of our board of directors may have interests that differ from those of our other shareholders.

As of the date hereof, Cresud holds 39.64% of our common shares. Cresud has numerous other investments and may have other priorities that may conflict with those of our other shareholders, and as a result significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and therefore are affiliated with such company. In addition, certain members of our management, including our chief administrative officer and our agricultural technical officer, were previously employed by, and as of the date of this Annual Report are no longer employed by, Cresud. This situation may give rise to real or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters. It is impossible to predict whether the outcome of decisions by the members of the board will be favorable to us or to our other shareholders.

In addition, as a result of Cresud’s ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions may be attractive to both Cresud and us. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Substantially all of our revenue is derived from a small number of clients.

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2013, our three largest customers accounted for 56% of our total revenue. Furthermore, we have entered into a supply contract with ETH Bioenergia S.A., (previously Brenco and hereinafter ETH Bioenergia), pursuant to which we currently supply 100% of our sugarcane production from our Alto Taquari and Araucaria farms to ETH Bioenergia. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. As a result, the strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated client base. Thus, we may not be able to maintain or form new relationships with customers, which could have a material adverse effect on us.

Concentration among our client base also increases the consequences that would result should we lose any of our clients or if any of our clients default on their obligations to us, either in the form of non-payment or through a breach of any contractual provision or obligation, such as failure to ship a product purchased or delays in shipment. Noncompliance with the time of shipment of our products could directly affect the planning of our harvest, which could generate losses and result in additional costs.

Increases in the price of raw materials and oil may adversely affect us.

Our agricultural properties are located in Brazil’s savannah region where the soil is generally acidic and not very fertile, requiring the use of lime and fertilizers. Our operations require other raw materials such as pesticides and seeds which we acquire from local and international suppliers. We do not have long-term supply contracts for these raw materials and therefore are exposed to the risk of cost increases. A significant increase in the price of lime, fertilizers or other raw materials we use would likely reduce our profitability or otherwise adversely affect our business operations as these are not costs that can readily be passed on to our customers. In addition, certain of our production costs, including fertilizers and the cost of leasing agricultural machinery, are linked to the international price of oil and its derivatives. Therefore, if the price of oil increases significantly, we could be adversely affected.

Delays or failures in the delivery of raw materials used by us and our suppliers could have an adverse effect on us.

We depend on suppliers to provide us with fertilizers, seeds, other raw materials and machinery services. Possible delays in the delivery of such items may delay our planting efforts until we are able to establish agreements with other suppliers, or may delay our harvest in the case of the delay in delivery of machinery. Accordingly, any delays, failures or defects in the delivery of raw materials or inputs or with regard to the provision of services to us by our suppliers could adversely affect our business and our results of operations.

Some of our agricultural products contain genetically modified organisms (GMOs), and risks associated with GMOs remain uncertain.

Approximately 65% of our products, including soybean and corn, contain genetically modified organisms, or GMOs, in varying proportions, depending on the crop year. Production and consumption of GMOs remain controversial, and adverse publicity and consumer resistance has led to adoption of certain governmental regulations limiting sales of GMO products in important markets including the European Union. If GMOs were determined to present risks to human health or to the environment, demand for our GMO products could collapse, and we could face potentially significant liability for harm caused by such products, all of which could materially and adversely affect our business, financial condition, and results of operations.

Lack of transportation, storage and processing infrastructure in Brazil represents an important challenge for the Brazilian agricultural and agricultural real estate sectors.

We depend on efficient access to transportation and port infrastructure for the growth of Brazilian agriculture in general, and our operations in particular. We may decide to acquire agricultural properties in areas where existing transportation infrastructure is inadequate and where improvements may be required to make our agricultural production more accessible to export centers at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by trucks, which is significantly more expensive than transportation by rail cars. Given that our dependence on road transportation prevents us from being considered a low-cost producer, our ability to compete on the world market may be impaired, especially as the price of fuel increases. As a result, we may not be able to secure efficient transportation for our production to reach major markets in a cost-efficient manner or at all, which may adversely affect our business, financial condition, and results of operations.

International competition in the markets for our products may affect us.

We face significant domestic and international competition in each of our markets and in many of our production lines. The global market for agricultural products is highly competitive and sensitive to changes in industrial capacity, product inventories and cyclical changes in the world economy, any one or more of which may affect to a significant degree the selling price of our products and therefore our profitability. Since many of our products are agricultural commodities, such products compete in international markets almost exclusively based on price. Many other producers of such commodities are larger than us and possess greater financial and other resources. Furthermore, many other producers receive subsidies in their respective countries that generally are not available in Brazil. Such subsidies may afford producers lower production costs or enable them to operate in an environment with sharp price reductions, constrained margins and operating losses for longer periods. Any increased competitive pressure with respect to our products could materially and adversely affect our business, financial condition, and results of operations.

Social movements may affect the use of our agricultural properties or cause damage to them.

Social movements such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements, and in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any of such social movements. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition, and results of operations.

We may expand our operations into other countries outside Brazil, in which case we would be subject to the associated economic, legal, political and regulatory risks.

Currently, we conduct our activities only in Brazil. Nevertheless, we are in the process of considering our expansion into countries outside of Brazil, particularly in Latin America, although we currently have no definitive commitments or specific plans with respect thereto. Accordingly, in the future we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives. The success in other countries of the business strategy and business model that we apply in Brazil would be subject to a high level of uncertainty and depend on numerous factors beyond our control; and therefore we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recuperate our investments. Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent to the management of a transnational company including:

•

challenges caused by distance, language, local business practices and local cultural differences (i.e. lack of financing; longer payment cycles in the target country; difficulties in forming partnerships or strategic alliances with local parties; conflicting or redundant practices in respect to tax, regulatory, legal and administrative aspects);

•	negative effects of currency fluctuations or the imposition of exchange controls or restrictions on repatriation of capital;

•

adverse changes in laws and local policies, particularly those relating to import tariffs, labor practices, environment, investment, acquisition of agricultural property by foreign companies or companies controlled by foreigners;

•	difficulty of enforcement of contracts and collection or enforcing of debts, or difficulties or restrictions imposed by local courts;

•	expropriation of private domain, imposition of legal or administrative limitations to the exercise of the property right as a result of changes in laws or applicable regulations;

•	difficulty in obtaining licenses, permits or other approvals from local government authorities;

•	political disputes, social unrest and deteriorating local economic conditions;

•	transnational conflicts or disputes involving Brazil and the target country;

•	terrorism or military conflicts; and

•	natural disasters, epidemics, riots and insurrections.

Our inability to recognize and respond to these differences, challenges and risks could adversely affect any operations we may undertake in markets outside of Brazil, which could cause a material adverse effect on our business, financial condition, and results of operations.

We commenced operations in May 2006 and, as a result, have a limited operating history.

Our operating track record, financial statements and business history date to May of 2006 and therefore may not be representative of our business prospects or the future value of our common shares. Since 2006, we have begun implementing our initial strategy, which remains subject to potentially significant alterations in the future. Our strategy may not be successful, and if so, we may not be able to make the necessary changes to our strategy on a timely basis. Substantial uncertainties remain with respect to the geographic regions and agricultural sectors in which we currently invest and will invest in the future, when we might make such investments and what price we might pay for such investments. We are still in the initial investment phase in certain agricultural sectors that are important to our overall strategy. We cannot assure you that we will manage to implement our strategy successfully and, as a result, your investment in our common shares is subject to a high degree of risk. Prior to investing in our common shares you should understand that there is a possibility of loss of your entire investment.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We will be required to comply with the management’s internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our fiscal year ended June 30, 2014. We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404. In addition, we will be required to comply with our auditor’s internal control attestation required by Section 404(b) of the Sarbanes-Oxley Act only once we cease to be considered an “emerging growth company.” We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective Annual Report under the Securities Act, (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, or (d) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We may not be compliant and may not be able to meet the Section 404 requirements applicable to us in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses during the implementation of these changes and thereafter. We also may need to hire additional qualified personnel in order for us to be compliant with such Section 404 requirements. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy which combined with Brazilian political and economic conditions, may adversely affect us.

Historically, the Brazilian government frequently has intervened in the Brazilian economy and occasionally has made significant changes in economic policy and regulation. The Brazilian government has taken various measures to control inflation and to implement political and regulatory policy aims, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policy, the use of price controls, currency devaluations, capital controls and limits on imports. We have no control over, nor can we foresee, any measures or policies that the Brazilian government may adopt in the future. We may be adversely affected by changes in federal, state and municipal government policies and regulations that involve or affect factors such as:

•	economic and social stability;

•	interest rates;

•	exchange controls and restrictions on remittances abroad;

•	restrictions and taxes on agriculture exports;

•	exchange rate fluctuations;

•	inflation;

•	liquidity in domestic capital and credit markets;

•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•	government policies related to our sector;

•	fiscal or monetary policy and amendments to tax legislation; and

•	other political, diplomatic, social or economic developments in or affecting Brazil.

Recent examples of legal changes include the imposition of the Tax on Foreign Exchange Transactions (Imposto sobre Operações Financeiras), or IOF/Exchange tax, which was raised from zero to 6% on October 20, 2009. The IOF/Exchange tax is levied on funds transferred to Brazil by non-resident holders for investments in Brazilian financial and capital markets and transactions related to the constitution of initial or additional guarantee margins before the BM&FBOVESPA. As of December 1, 2011, certain investments were excluded from the 6% tax and subject instead a 2% IOF/Exchange tax. The Tax on Bonds and Securities Transactions, or IOF/Securities tax, was increased from zero to 1.5% on shares issued by a Brazilian company and listed on a Brazilian stock exchange for the purpose allowing depositary receipts traded outside Brazil to be issued. The IOF/Securities tax was increased from zero to 1% on currency-related derivative transactions resulting in an increase of the short position exposure in foreign currency or in a decrease of the long position in foreign currency. As of June 30, 2013, all these IOF rates were reduced to zero, exception made for loans with payment in less than 360 days which are currently taxed at 6% IOF rate.

Uncertainty as to whether the Brazilian government will implement any changes in policies or laws that may come to affect these or other relevant factors could contribute to economic uncertainty in Brazil and to an increase in the volatility of the capital markets in Brazil and of securities issued in other countries by Brazilian companies.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and December 31, 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010 and as of June 30, 2013, was 8.00% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 3.8% in 2006, 7.7% in 2007, 9.8% in 2008, (1.7%) in 2009, 11.3% in 2010, 5.10% in 2011, and 7.8% in 2012. Cumulative inflation on June 30, 2013, calculated by the same index, was 1.75%.

Inflation and the government measures to fight inflation have had and may continue to have significant effects on the Brazilian economy and our business. In addition, the Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and slowing economic growth. On the other hand, an easing of monetary policies of the Brazilian government may trigger increases in inflation. In the event of an increase in inflation, we may not be able to adjust our daily rates to offset the effects of inflation on our cost structure, which may materially and adversely affect us.

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2013, certain of our loans were subject to interest rate fluctuations such as the Brazilian long term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

A deterioration in general economic and market conditions or in perceptions of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

Economic and market conditions in other countries, including United States, Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our common shares.

In the past, the adverse development of economic conditions in emerging markets resulted in a significant flow of funds out of the country and a decrease in the quantity of foreign capital invested in Brazil. The financial crisis that began in the United States in the third quarter of 2008 created a global recession. Changes in the prices of securities of public companies, lack of available credit, reductions in spending, general slowdown of the global economy, exchange rate instability and inflationary pressure may adversely affect, directly or indirectly, the Brazilian economy and securities market. The recent global economic downturn and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing global economic downturn has reduced the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression.

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on BM&FBOVESPA, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in the interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely affecting the price of our common shares.

Our dividend distribution may no longer benefit from certain tax exemptions.

On September 16, 2013, Brazilian tax authorities issued Normative Ruling 1,397/13, which, among other things, established rules regarding the withholding tax exemption on dividend distributions. According to Normative Ruling 1,397/13, the withholding tax exemption on dividend income would only be applicable to dividends distributed out of profits ascertained based on Brazilian accounting rules that were effective until December 31, 2007 (old Brazilian GAAP). In this sense, if (i) taxpayers make dividend distributions based on new Brazilian accounting rules already conforming to IFRS principles, and (ii) such distributions are made in excess of the dividends that could have been distributed had the profits been ascertained based on Brazilian accounting rules that were effective until December 31, 2007, the “excess distribution” would be deemed as taxable income in the hands of the beneficiary.

The legality of Normative Ruling 1,397/13 may be challenged, and Normative 1,397/13 may be subject to further changes or be revoked by the Brazilian Revenue Service. However, if the provisions of Normative Ruling 1,397/13 prevail, dividends paid to the holders may be subject to withholding income tax at the rate of 15% or 25%.

Risks Relating to our American Depository Shares and Ordinary Shares

A holder of American Depository Shares may face disadvantages compared to an ordinary shareholder when attempting to exercise voting rights.

Holders of our American Depository Shares, or ADSs, may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Brazilian law and our articles of association, to vote the ordinary shares as instructed. In most cases, if the ADS holder does not give instructions to the depositary, it may vote the ordinary shares in favor of proposals supported by our board of directors, or, when practicable and permitted, give a discretionary proxy to a person designated by us. We cannot be certain that ADS holders will receive voting materials in time to ensure that they can instruct the depositary to vote the underlying ordinary shares. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested.

Holders of our common shares or ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our common shares or our ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Holders of our common shares or ADSs in the United States may not be entitled to the same preemptive rights as Brazilian shareholders, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of our common shares or ADSs in the United States to exercise any preemptive rights in any future capital increase unless (i) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or SEC, or (ii) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of our common shares or ADSs in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in our company may be diluted.

If holders of our ADSs exchange them for common shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the common shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of our ADSs decide to exchange them for the underlying common shares, they will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the common shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10—Additional Information—Exchange Controls.”

Also, if holders of our ADSs that exchange our ADSs for our common shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our common shares. See “Item 10—Additional Information—Exchange Controls” and “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of our ADSs may face difficulties in protecting their interests because, as a Brazilian company, we are subject to different corporate rules and regulations and our shareholders may have fewer and less well-defined rights.

Holders of our ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian corporate law.

Our corporate affairs are governed by our by-laws and Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of our ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares under Brazilian corporate law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than those of a public company in the United States or in certain other countries.

Our status as a foreign private issuer allows us to follow local corporate governance practices, which may limit the protections afforded to investors.

We are a foreign private issuer, as defined by the SEC for purposes of the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States; accordingly, you will not be provided with the benefits or have the same protections afforded to shareholders of U.S. public companies or of foreign private issuers.

The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council. In addition, we are not required to, among other things:

•	have a majority of the board be independent;

•	have a compensation committee, a nominating committee, or corporate governance committee of our board of directors;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

We are an emerging growth company within the meaning of the Exchange Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company” within the meaning of the rules under the Exchange Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with any PCAOB rules, including mandatory audit firm rotation and auditor discussion and analysis rules, and any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional level of review of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company for up to five years from the date of our initial public offering of securities under an effective registration statement under the Securities Act, though we may cease to be an emerging growth company earlier under certain circumstances. If we take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock, and our stock price may be more volatile.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of the members of our board of directors, our executive officers and our independent registered public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our common shares and ADSs.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident.

Dispositions of our ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the fact that as of the date of this Annual Report Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2.5 trillion (US$1.5 trillion) at December 31, 2010 and an average daily trading volume of R$5.0 billion (US$3.0 billion) for 2010. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$14.7 trillion at December 31, 2010 and the NYSE recorded an average daily trading volume of US$70.9 billion for 2010. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 56% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2010. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BM&FBOVESPA in 2010. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and our common shares.

Brazilian law imposes the Tax on Foreign Exchange Transactions, or the IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2% in connection with inflows of funds related to certain investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. In November 2009, the Brazilian government, through Federal Decree no. 7,011, dated November 18, 2009, also established that the rate of the IOF/Bonds Tax applicable to the transfer of shares with the specific purpose of enabling the issuance of ADSs would be 1.5% with the objective of correcting an asymmetry created by the imposition of the IOF/Exchange Tax. This tax has recently been reduced to zero by the Brazilian government through Federal Decree no. 7,632, dated December 1, 2011.

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and common shares if they become listed on a stock exchange in the United States, as well as on the BM&FBOVESPA.

There is a substantial risk that we will be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.

Based on the projected composition of our income and assets, including goodwill, we believe that there is a substantial risk that we will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. Holder (as defined in “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations”) of our common shares or ADSs. For example, if we are a PFIC, U.S. Holders of our common shares may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, income from commodities transactions is generally considered passive unless such income is derived in the active conduct of a commodities business. We believe there is a substantial likelihood that our income from commodities transactions will not qualify as being derived in the active conduct of a commodities business. See “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

ITEM  4—INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

Our legal and commercial name is BrasilAgro – Companhia Brasileira de Propriedades Agrícolas. We are a corporation (sociedade por ações) organized under the laws of Brazil, and were incorporated on September 23, 2005. Our principal offices are located at Avenida Brigadeiro Faria Lima, 1309, 5th floor, São Paulo, São Paulo 0145-002, Brazil, and our telephone number is +55 11 3035 5350.

We are focused on the acquisition, development and exploitation of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops and from time to time sell our developed properties in order to realize capital gains.

Since our initial public equity offering and listing in Brazil on the BM&FBOVESPA stock exchange in Brazil in April 2006 and the subsequent commencement of our operations until the date hereof, we acquired 10 agricultural properties, two of which are still in registration of ownership process, in seven Brazilian states, aggregating 177,228 hectares, of which 129,550 hectares were arable but less than 10% of which were cultivated when acquired and 47,678 hectares were protected by environmental regulation. As of the date hereof, we hold 160,815 hectares, including 7,699 hectares leased, of which 40.71% is cultivated. Of this total, however, we are not the legal owner of two properties representing 23,422 hectares, as the registration of ownership process for these two properties has not been finalized. We invested R$464.5 million to acquire, develop and transform agricultural properties, of which R$43.6 million is committed to pay the remaining purchase price of the acquired properties;

From July 1, 2012 until the date hereof, we:

•	developed 11,805 hectares of our 119,817 hectares of arable land through the cultivation of soybeans and other value-added crops;

•

sold the Horizontina farm in the State of Maranhão for a total of R$75.0 million in September 2012 (payable in three installments over a period of three months), two years after acquiring it for R$37.7 million. We invested R$12.5 million in preparing the land for agricultural production;

•

sold 394 hectares of the Araucária farm in the State of Goias for a total of R$10.3 million (the equivalent of 248 thousand bags of soybean) in May 2013 (payable in eight installments over a period of three years), five years after acquiring it for R$3.8 million;

•

sold 4,895 hectares of the Cremaq farm in the State of Piaui for a total of R$37.4 million (the equivalent of 901.5 thousand bags of soybean) in April 2013 (payable in six installments over a period of three years), seven years after acquiring it for R$6.2 million. We invested R$4.7 million in preparing the land for agricultural production.

Addionally, as of the date hereof, we:

•	exceeded the target in our IPO business plan for the acquisition of arable agricultural properties by approximately 15.0% as of June 30, 2013;

•	assembled a team of 229 professionals that we believe to have significant technical expertise and experience in the agriculture sector; and

•

implemented SAP information management systems, which facilitate real-time monitoring of operating data, and have developed more than 50 quantitative and qualitative criteria by which we measure the performance of our service providers and determine their remuneration.

The map below indicates the locations of our agricultural properties, their arable areas and their current or intended production activities as of the date of this Annual Report.

(1)

We entered into a rural partnership to operate Partnership I pursuant to a lease for a term of five crop years, with the possibility of renewal and an option for us to purchase the property, subject to certain conditions. See “Item 4—Information On the Company—B. Business Overview—Agricultural Properties—Partnership I.”

The table below sets forth the historical cost (taking into account the cost of acquisition of the land plus subsequent improvements), as well as the estimated fair market value of our agricultural properties as of June 30, 2013.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 13 of our financial statements for the fiscal year ended June 30, 2013.

Our estimates of the market value of our agricultural properties are based on several premises, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, with respect to our agricultural properties, as of June 30, 2013.

Property(1)	Location	Acquisition Date	Total Area	Acquisition Cost	Improvements Cost net of depreciation at June 30, 2013(2)	Land & Improvements Cost at June 30, 2013	Estimated Fair Market Value at June 30, 2013	Appreciation
			(ha)	(R$ million)%
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	27,807	35.9	30.8	66.7	231,6	247.2%
Jatobá Farm	Jaborandi/BA	Mar /07	31,606	33.1	28.5	61.6	227,7	269.6%
Alto Taquari Farm	Alto Taquari/MT	Aug /07	5,186	33.2	0.1	33.3	107,3	222.2%
Araucária Farm	Mineiros/GO	Apr /07	9,288	66.8	1.3	68.1	168,3	147.1%
Chaparral Farm	Correntina/BA	Nov /07	37,182	47.9	13.2	61.1	196,5	221.6%
Nova Buriti Farm	Januaria/MG	Dec/ 07	24,247	21.6	0.4	22.0	28,7	30.5%
Preferência Farm	Barreiras/BA	Sep /08	17,799	9.6	15.2	24.8	39,6	59.7%

Total			153,115	248.1	89.5	337.6	999,7	197.3%

(1)

We entered into a rural partnership to operate Partnership I pursuant to a lease for a term of five crop years, with the possibility of renewal and an option for us to purchase the property, subject to certain conditions. No acquisition cost has been incurred with respect to Partnership I, given that we have not acquired the property, which we operate through an operating lease. See “Item 4—Information On the Company—B. Business Overview—Agricultural Properties—Partnership I.”

(2)	Consists of capital expenditures, including building, infrastructure and other improvements to the property net of depreciation expenses.

Strategy

Our strategy focuses on capital appreciation of our agricultural properties as our principal means of financial return. We believe that the value of an agricultural property is directly related to the cash flow it generates. Accordingly we seek to maximize current income from sales of agricultural production and long-term capital gains from property sales by (i) acquiring, developing and exploiting properties that we believe possess high appreciation potential; (ii) optimizing the productivity of our properties by applying the most advanced agricultural techniques and technologies at our disposal and (iii) actively managing our operations to diversify risk.

Acquisition, development and exploitation of agricultural properties with high appreciation potential. We seek to acquire underutilized agricultural properties with productive potential, to initiate agricultural production and to improve productivity and infrastructure, principally by (i) transforming unproductive properties into pastures, forests or areas for cultivation of value-added crops such as grains and sugarcane; (ii) transforming pastures into areas for cultivation of value-added crops such as grains and sugarcane; and (iii) installing minimum required infrastructure such as distribution centers and warehouses.

Enhance productivity of our agricultural properties. We seek to enhance the productivity and underlying value of our agricultural properties by applying modern technologies and instituting sustainable farming practices including the utilization of genetically modified and high-yield seeds, direct sowing techniques, modern machinery, crop rotation, irrigation and the use of fertilizers and pesticides, in accordance with good agricultural practices recommended by the Food and Agriculture Organization of the United Nations.

Active management of our operations to diversify and mitigate risk. We seek to reduce our exposure to climatic and price risks affecting our agricultural commodity products by developing and maintaining a portfolio of agricultural properties in different geographic regions and by cultivating a range of different agricultural products. During the fiscal year ended June 30, 2013, our revenue from the sale of grains constituted 66.4% of our revenue and revenue from the sale of sugarcane accounted for 32.9% of our revenue. We also seek to manage the development of our agricultural properties in different stages to mitigate volatility in our operating costs and in our cash flows from operations and sales of properties. Finally, we utilize a market trend analysis to make investment and management decisions, which we believe allows us to allocate our capital efficiently between new acquisitions and investments in our existing properties (for example, high commodity prices favor increased production) and the sale of real property and to determine when it is prudent to enter into hedging arrangements to mitigate market risk.

Corporate Structure

The diagram below illustrates our corporate structure as of the date hereof. All of our subsidiaries are incorporated in Brazil. Our investee Green Ethanol LLC is incorporated in Delaware, United States.

(1)	Cape Town LLC is controlled by Mr. Elie Horn.
(2)	A portion of our common shares held by Cresud is deposited in Bank of New York Mellon in the form of ADRs (American Depositary Receipts).
(3)

Such shares were acquired and are held as a hedge for a swap transaction involving the same number of our common shares entered into between J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Whitefrairs Inc., and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a member of our board of directors. The swap transaction matures on January 20, 2014. Under the swap transaction, J.P. Morgan Whitefriars holds the sole power to vote and to dispose of the shares.

(4)	Agro Investment and Agro Managers are corporations controlled by the controlling shareholders of Cresud and certain of its employees, respectively.
(5)	ETH Bioenergia S.A.

Certain Developments since the Beginning of our Last Full Financial Year

On July 3, 2012, we informed investors and the market that Elie Horn, holder, along with Cape Town LLC, which is controlled by him, of 5.61% of our common shares, retired as a member of our board of directors and, along with Cresud, holder of 39.64% of our common shares as of the date hereof, decided to terminate our former Shareholders’ Agreement, to which Elie Horn, Cape Town and Cresud were parties. At the date of this Annual Report, such former Shareholders’ Agreement is no longer effective and no longer binds any of the persons that were parties thereto. For further information regarding our former Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Former Shareholders’ Agreement.”

On September 30, 2012, we sold our Horizontina Farm, located in the municipality of Tasso Fragoso, State of Maranhão, for a total purchase price of R$75.0 million. On October, 2012 two initial payments were made by the purchaser, the first in the amount of R$1.0 million as a deposit and the second in the amount of R$26.0 million. On January, 2013, upon the execution of the property deed the company received a payment in the amount of R$45.0 million. The remaining balance, in the amount of R$3.0 million, will be paid upon the fulfillment of certain conditions precedent. We have recorded a gain on the sale of Horizontia farm in the amount of R$22.1 million.

On April 25, 2013, we sold 394 hectare of our Araucaria Fam, located in the municipality of Mineiros, State of Goiás, 310 of which are arable, for a total purchase price of R$10.3 million, equivalent to 248,000 soybean bags (800 bags per hectare arable). The purchaser made an initial payment of R$1.7 million, equivalent to 36,000 soybeans bags and, on August 2013, the purchaser paid the first installment in the amount of R$2.0 million, equivalent to 36,000 soybean bags. The remaining balance will be paid in six monthly installments in the amount of 36,000 soybean bags each, and the last installment will be paid upon the file of the public deed of purchase and sale, in August 2016, in the amount of 25,000 soybean bags. We recognized gain on the sale of Araucaria farm in the amount of R$6.4 million. After the sale, the area of Araucaria farm hel by us was 9,288 hectares, of which approximately 6,895 hectares are arable.

On May 10, 2013, we sold 4,895 hectares of our Cremaq farm, located in the municipality of Baixa Grande do Ribeiro, State of Piauí, 3,201 of which are arable, for a total purchase price of R$37.4 million, equivalent to 901,481 soybean bags (359 bags per hectare arable). The purchaser made an initial payment of R$4.6 million, equivalent to 90,148 soybean bags and, on August 15, 2013, the purchaser paid the first installment in the amount of R$4.3 million, equivalent to 67,611 soybeans bags. The remaining balance will be paid in four monthly installments, in the amount of 67,611 soybean bags each, and the last installment will be paid upon the file of the public deed of purchase and sale, in June 2016, in the amount of 117,193 soybean bags. We recognized gain on the sale of Cremaq farm in the amount of R$26.3 million. After the sale, the area of Cremaq farm hel by us was 27,807 hectares, of which approximately 21,823 hectares are arable.

B. Business Overview

We are focused on the acquisition, development and exploitation of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops and from time to time sell our developed properties in order to realize capital gains.

Agricultural Activities and Products

Independent Production

As of June 30, 2013, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs and raw materials, equipment and employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies. Our revenue to Brazilian purchasers was R$159.2 million for the year ended June 30, 2012 and R$240.5 million for the year ended June 30, 2013. All of our sales are to clients located in Brazil.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. At June 30, 2013, we had one manager at each of the Chaparral, Cremaq, Jatobá, Partnership I and Preferência farms and one regional manager for the Araucária and Taquari Alto.

Leases

As an alternative to independent production, we may lease our agricultural properties to third parties. At of the date hereof, we leased to third parties approximately 4,400 hectares of our property, representing 2.74% of our total landholdings. Generally, our leases are subject to different obligations depending on the stage of development of the subject property. With respect to leases of our properties on which the land is undeveloped, lessees are subject to several terms and conditions, including requirements to invest and to use the techniques and equipment that we believe are necessary and appropriate for the preparation and correction of the soil in order to facilitate agricultural production. In addition to leases of land, we may also lease individual farmhouses or warehouses to lessees, pursuant to which we would receive a portion of the agricultural production, in kind, produced by the lessee. Our leases generally last between three to ten years. Under Brazilian law, lessees have a right of first refusal to purchase farms that were previously leased by them.

Grains and Cotton

The planting season for grains runs from September to December, and harvest occurs between February and May. During the planting season for our 2012/2013 crop year, we planted 62.853 hectares of grains at our Cremaq, Jatobá, Partnership I, Chaparral and Horizontina farms. For the years ended June 30, 2013 and 2012, revenue from sale of grains constituted 66.4% and 72.4% of our revenue, respectively.

All distribution of production from the farms is through road transport. We enter into third-party service contracts with trucking companies to transport production from our farms to our storage facilities or to our clients’.

Sugarcane

The sugarcane planting season runs from February to May, and harvesting occurs between April and November. At June 30, 2013, we had 9,198 hectares planted with sugarcane at our Araucária and Taquari Alto farms. We have entered into a supply contract with ETH Bioenergia, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari and Araucária farms to ETH Bioenergia. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in 2021/2022. For the years ended June 30, 2013 and 2012, revenue from the sale of sugarcane accounted for 32.8% and 27.5% of our revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our clients’ sugar and ethanol refineries.

Livestock

At June 30, 2013, we had 6,572 hectares of pasture leased to third parties for raising of livestock at our Preferência farm located in the State of Bahia, as part of a crop rotation system along with the cultivation of grains.

Reforestation

On June 30, 2013, we had 24,247 hectares of farmland dedicated to reforestation at our Nova Buriti farm. We intend to begin reforestation activities during our 2013/2014 crop year, with the planting of eucalyptus trees to be sold to producers of energy from biomass. We are currently in the process of obtaining the necessary permits in order to begin operations. In Brazil, the average time spent developing and implementing reforestation projects with eucalyptus is approximately seven years. Given that such time frame is longer than comparable time frames for agricultural activities in general, we may decide to sell certain of our properties destined for reforestation, before the initial harvest occurs with respect to those properties.

Investment properties

At June 30, 2013, the net book value of our investment properties was R$339.1 million, of which R$248.1 million represented land acquisition cost and R$91.0 million (net of accumulated depreciation of R$41.5 million) represented other improvements, including building and infrastructure improvements and costs of clearing and preparing the land.

Agricultural Properties

At June 30, 2013, we owned eight agricultural properties, totaling 119,817, hectares of arable land (not including environmental preservation areas in accordance with Brazilian environmental law), including 5,725 hectares leased, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Bahia and Piauí. During the planting season for our 2012/2013 crop year, we planted 51,715 hectares of soybean, 5,138 hectares of corn, 9,198 hectares of sugarcane and 6,572 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we have entered into a rural partnership to operate one agricultural property, Partnership I, subject to a term of five crop years, with the possibility of renewal and an option to purchase the property, if agreed by the current owners, subject to certain conditions.

Cremaq Farm: On October 2006, the Cremaq farm was acquired by our subsidiary Imobiliária Cremaq with a total area of 32,702 hectares for R$42.0 million. The deed was granted in April 2008 and registration was made on June 23, 2008. The property is located in the State of Piauí, in the Northeastern region of Brazil, next to the Itaqui Port.

At the time of our acquisition, 3,000 hectares were cultivated with grain production. At June 30, 2013, we had invested R$30.8 million (net of accumulated depreciation) in infrastructure to support the production process, including the construction of housing for our employees and service providers, the division of farmable areas into plots to facilitate capacity for cultivation, and the installation of farm equipment, including the construction of a silo at a total cost of R$8.4 million with capacity to store 72,000 tons of grains (such silos are capitalized under property, plant and equipment).

On May 10th, 2013, we sold 4,895 hectares of our Cremaq farm, 3,201 which are arable, for a total purchase price of R$37.4 million, or 901,481 soybean bags. During the planting season for our 2012/2013 crop year, we planted 18,169 hectares of soybean, 1,529 hectares of corn at the Cremaq farm. A first-degree mortgage is recorded against 10,097 hectares of the property, for the benefit of Banco do Nordeste do Brazil – BNB, in the amount of R$25,5 million, bearing interest at a rate of 8.50% annually and maturing on November 28, 2021.

Jatobá Farm: The Jatobá Farm has an area of 31,606 hectares and was acquired by us, in partnership with Grupo Maeda, in 2007 for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake in and became 100% owners of Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. At June 30, 2013, the outstanding balance to be paid for the acquisition price of the Jatobá Farm is R$2.2 million, and the amount is adjusted based on changes in the exchange rate of the Brazilian real against the US dollar. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeixas in the State of Bahia.

Prior to our acquisition, the Jatobá farm was used for pine reforestation. As of June 30, 2013, we had invested R$28.5 million (net of accumulated depreciation) in the development of support infrastructure, such as the construction of houses for our employees and service providers, an administrative office, roads and loading docks, the division of farmable areas into plots to facilitate capacity for cultivation, in addition to having invested in land development and preparation of the soil for agricultural production. We have also invested in the installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters. During the planting season for our 2012/2013 crop year, we planted 11,450 hectares of soybean and 2,942 hectares of corn and at the Jatobá farm.

Alto Taquari Farm: The Alto Taquari farm has an area of 5,186 hectares and was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. At June 30, 2013, the outstanding balance to be paid on the acquisition price is R$23.8 million, bearing interest at the rate of the Interbank Deposit Certificate, or the CDI rate. Registration of the property remains subject to certain conditions and obligations binding on the sellers: (i) the sellers must obtain, from the Judiciary and the Land Institute (Instituto de Terras) of the State of Mato Grosso official recognition of our ownership of the property and (ii) the sellers must obtain from and record with the Real Estate Registry a final deed of sale, after obtaining an official certificate with the National Institute of Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária) or INCRA, for the purchase of the property and the discharge of the owners of any obligations related to disputes (including in rem or pledge-related disputes) in connection with the property. Because this process depends upon the approvals of different federal government agencies in Brazil, and because the timing for such processes can be lengthy and unpredictable, we are unable to estimate the expected date for the completion of such processes.

Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and livestock raising. As of June 30, 2013, we had 3,621 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with ETH Bioenergia, under which we will supply the entirety of our sugarcane production from the Araucária farm to ETH Bioenergia for a term of two complete crop cycles (six crop years and five harvests).

Araucária Farm: The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007 for R$80.0 million, in partnership with ETH Bioenergia, in the proportion of 75% and 25%, respectively, with 9,682 hectares pertaining to us. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which date our partnership with ETH Bioenergia was terminated and from which point we were the sole owners of such 9,682 hectares. The property is located in the Municipality of Mineiros, State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

Prior to our acquisition, the Araucária farm was used for grain cultivation. As of June 30, 2013, we had invested R$1.3 million (net of accumulated depreciation) in infrastructure improvements. We also invested in installation of farm equipment, and mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters.

On April 25, 2013, we sold 394 hectares of our Araucária farm, 310 which are arable, for a total purchase price of R$10.3 million, or 248,000 soybean bags. At such date we had 5,577 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with ETH Bioenergia, under which we will supply the entirety of our sugarcane production from the Araucária farm to ETH Bioenergia for a term of two complete crop cycles (six crop years and five harvests).

Chaparral Farm: The Chaparral farm has an area of 37,182 hectares and was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. As of June 30, 2013, we had invested R$13.2 million (net of accumulated depreciation) in infrastructure improvements and during the planting season for our 2012/2013 crop year, we planted 9,594 hectares of soybean and 667 hectares of corn. The property is located in the Municipality of Correntina, State of Bahia.

Nova Buriti Farm: The Nova Buriti farm has an area of 24,247 hectares and was acquired directly by us in December 2007 for R$21.6 million. The balance outstanding to be paid on the acquisition price is R$17.7 million, the amount payable is adjusted based on the IGP-M (General Market Price Index) inflation index, and the registration of the conveyance of 21,183 hectares is subject to certain conditions and obligations binding on the sellers: (i) the sellers must obtain, from the Judiciary and the Land Institute (Instituto de Terras) of the State of Minas Gerais official recognition of our ownership of the property and (ii) the sellers must obtain from and record with the Real Estate Registry a final deed of sale, after obtaining an official certificate with the National Institute of Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária) or INCRA, for the purchase of the property and the discharge of the owners of any obligations related to disputes (including in rem or pledge-related disputes) in connection with the property. Because this process depends upon the approvals of different federal government agencies in Brazil, and because the timing for such processes can be lengthy and unpredictable, we are unable to estimate the expected date for the completion of such processes. Our subsidiary Imobiliária Flamboyant holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Januária, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity. In the 2012/2013 crop year, we plan to begin our reforestation activities with the planting of eucalyptus once we receive the licenses necessary to begin operations.

Preferência Farm: The Preferência farm has an area of 17,799 hectares and was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We intend to use the property for livestock raising and grain cultivation. As of June 30, 2013, we had invested R$15.2 million (net of accumulated depreciation) in infrastructure improvements to the property and have planted 6,572 hectares of pasture.

Partnership I: On September 15, 2011, we entered into a “rural partnership” (parceria rural) for the lease of agricultural properties located in the municipality of Jaborandi, State of Bahia, in exchange for lease payment for a monetary value equal to a fixed number of sacks of soybeans. Such properties are referred to herein as Partnership I. The total area of such properties is approximately 7,649.87 ha, of which, 6,085.90 ha are arable. The term of the agreement is five crop-years, with the possibility of renewal, and an option for us to purchase such properties under certain conditions. In addition to soybean, we also intend to cultivate corn, cotton and similar crops on such properties.

Horizontina Farm: On September 30, 2012, we sold the Horizontina farm, located in the Municipality of Tasso Fragoso, State of Maranhão, for a total purchase price of R$75.0 million. Horizontina farm had an area of 14,359 hectares and was acquired by us in April 2010 for R$37.7 million. Our total investment in improvements related to the property was R$15.2 million. See “”—Certain Developments since the Beginning of our Last Full Financial Year” above.

Engenho Farm: In June 2008, we sold the Engenho farm, located in the State of Mato Grosso do Sul, for R$21.6 million, 18 months after acquiring it for R$10.1 million. Our total investment in improvements related to the property was R$190 thousand and our total revenue from leases to a third-party operator was R$500 thousand during the period we owned the farm.

São Pedro Farm: In September 2011, we sold the São Pedro farm, located in the Municipality of Chapadão do Céu, State of Goiás, for the equivalent of 580,000 bags of soybean. São Pedro farm has an area of 2,447 hectares and was acquired in September 2006 by us for R$9.9 million. On January 25, 2010, the property was transferred to our subsidiary Imobiliária Araucária. Our total investment in improvements related to the property was R$251 thousand.

Investment in ETH Bioenergia

In March 2007, we acquired an indirect minority interest in Brenco, through our 40.65% investment in Green Ethanol LLC (previously known as Tarpon All Equities Fund LLC), which we acquired for a purchase price of US$2.5 million. Green Ethanol LLC held 2.47% of the capital stock of Brenco, including 7,600,000 warrants issued by Brenco. In March 2008, we signed contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles. See “Item 4—Information On the Company—Material Agreements.”

In September 2008, Green Ethanol LLC increased its shareholding in Brenco to 1.55% of Brenco’s capital stock, which percentage was subsequently increased to 3.8% in December 2008. In February 2010, ETH Bioenergia acquired substantially all of the capital stock of Brenco, and Brenco was merged into ETH Bioenergia, thereby diluting our indirect ownership interest (held through Green Ethanol LLC) to 0.046% of Brenco’s capital stock as of December 31, 2010. As a result of the losses incurred by Brenco and of the significant level of debt, we carried out an impairment analysis of the investment interest in ETH Bioenergia. As a result of such assessment, we recorded an impairment loss on our investment of R$6.6 million as of July 1, 2009.

Commodity Futures Contracts

We enter into sales contracts for the future sale and physical delivery of our agricultural commodities to international import/export companies. Such contracts are primarily with respect to soybean, but also include sugarcane in connection with our exclusive supply agreement to ETH Bioenergia. In the case of soybean, we may contract a fixed price for all or part of the volume to be delivered. The price is determined according to a contractual formula based on the soybean quotation at the Chicago Board of Trade (CBOT). The price established in U.S. dollars is paid at the end of the commitment period, in reais, according to contractually defined exchange rates prevailing a few days before settlement. The terms of the agreements subject us to fines in the event that we fail to deliver the previously-committed volumes to the purchaser.

Material Agreements

On March 15, 2006, we entered into a consulting agreement with Paraná Consultora de Investimentos S.A., or Paraná Consultora, for consulting services for the development of our agricultural and real estate businesses. On October 4, 2010, our general shareholders’ meeting approved the termination of such consulting agreement, which decision was subsequently approved by our board of directors. Termination of the agreement was consummated on February 15, 2011, and we paid an early termination fee of R$5.3 million to Paraná Consultora on February 25, 2011. Paraná Consultora is a Brazilian company controlled by Consultores Asset Management S.A., whose shareholders are Alejandro Elzstain and Elie Horn. Alejandro Elzstain is a member of our board of directors.

In March 2008, we signed two contracts for the exclusive supply to ETH Bioenergia of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the second to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the São Paulo Counsel of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA. For the year ended June 30, 2013, sales of our sugarcane production to ETH Bioenergia were R$61.0 million, representing 32.9% of our total revenue. The purpose of contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes is practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting five years from the first harvest.

Competition

The agriculture industry is composed of widely traded commodities, where the prices are freely determined based on supply and demand. The supply side is characterized by a large number of producers, each contributing a small part of the total production and thus having minimal influence over commodity prices, which are generally determined by indexes or exchanges in international markets, as is the case with soybean, the price of which is largely determined by the CBOT. Agricultural commodity producers therefore compete largely based on their production costs, and their scale of production. At the domestic level, producers compete on similar conditions, whereas at the international level, competition is affected significantly by, among other factors, government policies such as subsidies to agricultural producers, which can be substantial in developed countries.

Land acquisition is subject to intense competition. In this case, we compete to acquire the most appropriate land for cultivating our agricultural products. We believe that this process will contribute to an increase in land prices over the years and that the strongest competition will be from the larger groups having in-depth knowledge of the sector, management excellence and continuous objectives to increase their agricultural area portfolio. We understand that these large groups are mainly SLC Participações, operating in four Brazilian states; and Vanguarda Agro. In addition, we may face significant competition from large international companies which have greater financial resources than we do.

Seasonality

Our principal products are subject to seasonality variations between the crop season and the off-season. The off-season occurs between the end of the harvest of a crop year and the beginning of the harvest of the following crop year. Such period occurs at different parts of the year depending on the agricultural product, as follows: (i) the off-season for grains in Brazil typically occurs between August and January; (ii) the off-season for cotton in Brazil typically occurs between November and May; (iii) the off-season for sugarcane in Brazil typically occurs between December and March; and (iv) the off-season for cattle-raising in Brazil typically occurs between September and January. Because of the reduced supply of agricultural products during each product’s respective off-season, prices for such products are typically higher during that time.

Throughout the year, our working capital needs vary significantly depending on the harvest period of grains, sugarcane and other crops in Brazil. Changes in the harvest periods, resulting from unfavorable weather or financial restrictions on us, have a direct impact on our inventory levels, advances to producers, loans and sales volume during the year.

Insurance

We believe that our insurance coverage is adequate and consistent with the usual practices adopted by other companies operating in our sector in Brazil. However, we cannot guarantee that the coverage set forth in our insurance policies will be sufficient to protect us from all losses and damages that may occur.

As of August 2, 2013, we also have a D&O insurance policy with coverage indemnifying our managers and members of our board of directors against civil liability for R$30 million, expiring on August 2, 2014.

Intellectual Property

In Brazil, title to a patent or trademark is acquired through the registration with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial, or INPI). When such right is granted, the titleholder is guaranteed exclusive use throughout Brazil for a period of ten years, which may be renewed. During the registration process, the depositor has an expectation of right to use the deposited trademarks, which it may use in order to identify its products or services.

We filed three trademark registration applications with the INPI for the trademark name (which corresponds to our corporate name) “BRASILAGRO – Companhia Brasileira de Propriedades Agrícolas,” two of which are postponed while other trademark registration applications are being evaluated, and one of which was approved on June 5, 2012 and expires on June 5, 2022.

We also have three trademark registration applications pending for the trademark name “BRASILAGRO – Companhia Brasileira de Propriedades Agropecuárias.” One of such applications was rejected based on INPI’s considerations of previously filed trademark applications. We filed an appeal and await a final decision from the INPI regarding this application. Our business has not been affected by the refusal of this trademark registration application because such application relates to the trademark name “Brasilagro – Companhia Brasileira de Propriedades Agropecuárias,” which is not our actual corporate name (our actual corporate name is “Brasilagro – Companhia Brasileira de Propriedades Agrícolas”) and was filed at the time as a cautionary measure when we were in the process of deciding our legal name. In addition, one of such applications was suspended while other trademark registration applications are being evaluated by the INPI, and one was approved on June 14, 2011 and expires on June 14, 2021.

In addition, we filed three trademark registration applications for the name “BRASILAGRO,” one of which was approved November 1, 2011 and expires November 1, 2021; while the other two are postponed pending evaluation of other trademark registration applications by the INPI.

Risk Management

We analyze and monitor the various risks to which our business and operations are exposed. In addition to monitoring the specific factors that directly affect our agricultural production and business operations, we also monitor the risks derived from commodity price variations for our individual agricultural products, as well as foreign-exchange variations. Through our risk management policy coordinated among our Strategic Planning department, Risk Management Committee and board of directors, we hedge our exposure to commodity price risks for our transactions through over-the-counter instruments including options and futures contracts negotiated in the commodity market and maintain our exposures within pre-established limits.

FIM Guardian Investment Fund

To the extent we are unable or decide not to deploy our capital through agricultural property acquisitions or other investments, we maintain any uninvested cash and cash equivalents in our wholly-owned FIM Guardian investment fund, which holds investments in fixed income securities in short-term, liquid investments (such as bank certificates of deposit, government securities and other cash-equivalents).

Regulation

In addition to the descriptions of regulatory matters set forth below, see the description of certain legal proceedings, including judicial and administrative proceedings relating to regulatory matters, set forth in “Item 8—Financial Information—Legal Proceedings.”

Environmental Regulation

The development of our agribusiness activities depends on a number of federal, state and municipal laws and regulations related to environmental protection. We may be subject to criminal and administrative penalties, besides being obligated to restore the environment and reimburse third parties for possible damages arising from non-compliance with such laws and regulations.

Administrative Liability

Administrative liability derives from an action or omission that results in violation of the standards of preservation, protection or restoration of the environment. Federal Decree No. 6,514 of July 22, 2008 establishes a set of sanctions that may be imposed as a result of breach of environmental regulation. Such sanctions includes warning, fine, destruction of the product, suspension of activities, termination of tax benefits and credit lines granted by public institutions. Fines are determined based on the relevance and economic impact of the breach and can reach R$50,000,000.00. See “Item 3—Key Information—Risk Factors.”

Civil Liability

Under civil law, the offender is strictly liable for any environmental damage and subject to an objective standard of care, which creates liability regardless of negligence by the offender. Consequently, we are jointly liable with any third parties providing services for us to the extent their activities cause environmental damage. Environmental regulation also permits the regulator to recover damages from the controlling entity through the chain of share ownership if the direct offender is unable to pay the related damage.

Criminal Liability

Our officers, directors, employees and agents who engage in environmental crimes are subject to criminal sanctions, including fines, prison sentences and the imposition of community service requirements.

Environmental Licenses

Environmental licensing is required for activities utilizing environmental resources that are considered potentially pollutant, or those that may in any way cause environmental degradation. Some Brazilian states require licenses for agricultural and animal-raising activities.

The environmental licensing procedure includes “prior,” “installation” and “operating” licenses. A “prior” license is granted during the preliminary phase of planning the enterprise or activity to authorize its location and concept and attesting to its environmental feasibility. An “installation” license authorizes the installation of an enterprise or activity in accordance with the specifications stated in approved plans, programs and projects. An “operating” license authorizes an activity or enterprise to operate after the conditions stated in the “prior” licenses are fulfilled and verified, with environmental protection measures and certain conditions for operations. This last license must be renewed at the end of its period of validity, which is determined by the competent environmental agency depending on the activity being developed.

We are in the process of obtaining licenses for two of our properties, Alto Taquari and Nova Buriti farms, and we are unable to estimate the amount of time that it will take to obtain such licenses.

The Partnership I farm is divided in two areas located in different jurisdictions—São Francisco and Regalito. For the area located in São Francisco, we have obtained the environmental license, which is being renewed, and we are unable to estimate the amount of time that it will take to obtain such renewal. For the area located in Regalito, we are in the process of obtaining the relevant license and at this point are unable to estimate the amount of time that it will take to do so.

The Araucaria farm does not require an environmental license in view of the state laws of where it is located.

We have obtained environmental licenses for our other three properties. The license for the Preferência farm was not renewed. Instead, we have requested a license for modification that includes remaining patch of cerrado (suppression of vegetation) and amends the existing extensive livestock activity to the integration of livestock and crop. The license for the Cremaq farm must be renewed by September 21, 2014. The license for the Jatobá farm must be renewed by May 5, 2016.

Legal Reserve

All rural properties in Brazil are required by law to maintain legal reserve areas. A legal reserve area is an area of each rural property where deforestation is not allowed and that is necessary for the sustainable use of natural resources, conservation and rehabilitation of ecological processes, conservation of biodiversity and shelter and protection for native fauna and flora. These areas are required in perpetuity and in some cases are recorded as such in the real estate registry.

It is mandatory to maintain as legal reserve at least 80% of an agricultural property located in Bioma Floresta within Amazonia Legal, 35% for an agricultural property in the savannah region within da Amazonia Legal and 20% for an agricultural property located in other forms of native vegetation in other regions of Brazil. All our properties have legal reserve areas, although a significant part thereof has legal reserves that are in the process of being recorded at the offices of the applicable government agency. At the date of this Annual Report, all of our current land holdings are located in the Savannah region and none of our current landholdings are located in Bioma Floresta within Amazonia Legal. Legal reserve vegetation may not be suppressed, and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in the regulations. Agricultural properties that fail to record the legal reserve are subject to daily fines. A total of 35,844.48 hectares, or 222.3% of the total area of our properties consists of legal reserves.

Permanent Preservation Areas

Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It will only be possible to modify these areas through previous authorization by the competent state environmental body. A total of 6,559.63 hectares or 4.08% of the total area of our properties consists of permanent preservation areas.

Suppression of Vegetation

We are in the process of obtaining authorization for suppression of vegetation with respect to 7.4% of our current land holdings upon which we have not yet commenced crop cultivation operations and that are not part of our legal reserve or permanent preservation areas, from the relevant environmental authorities in the locations where required. Accordingly, with respect to such areas where such authorization is required, we will not be able to commence crop cultivation operations in such areas until such authorizations are obtained. Because such authorizations depend upon governmental agencies, we are not able to provide an estimate of the time frame for receiving such approvals.

Ownership of Agricultural Land in Brazil by Foreigners

On August 23, 2010, Opinion No. LA—01, of August 19, 2010, issued by the Federal Attorney General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital stock of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require prior authorization to purchase agricultural properties and are subject to restrictions, including the following:

(i) the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii) the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the above-mentioned limits must be previously approved by INCRA. The request for the approval must be filed before the Regional Branch of INCRA (Superintendência Regional) of the State where the property is located. After that, INCRA will analyze the compliance with the above-mentioned requirements and if the transaction is approved by INCRA, it will issue a certificate of approval. The purchase and lease of agricultural properties beyond the limits of areas and percentages mentioned above require prior authorization from the Brazilian Congress.

In both cases, it is not possible to determine an estimated time frame for the approval procedure, since up to the date of this Annual Report, there are no known cases of certificates having been granted. Additionally, there is no judgment so far by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion.

As of June 30, 2013, approximately 79% of our common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued the Opinion nº 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74, regarding Brazilian companies with the majority of the capital stock composed of foreigners residing outside of Brazil or legal entities incorporated abroad. In April 2013, the Regional Federal Court for the Third Region (Tribunal Regional Federal da 3ª Região - TRF) granted an injuction in the context of a claim brought by INCRA and the Federal Government against São Paulo’s General Comptroller of Justice Opinion no 461/2012-E, suspending the effects of such Opinion. In August 2013, the Regional Federal Court for the Third Region recognized its lack of jurisdiction to judge such claim and sent it to São Paulo State Appeals Court (Tribunal de Justiça do Estado de São Paulo). As a consequence of such decision, the injuction granted by the Regional Federal Court for the Third Region was set aside, and until the judgment of the claim by the São Paulo State Appeals Court, entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the São Paulo State Appeals Court.

Raw Material Acquisition Risks

For the acquisition of farming inputs, our primary risks are foreign-exchange variations, the supply and demand of each input, farming commodity prices and freight prices. Our dependence on imported raw materials is also subject to supply and customs clearance delays. We are also subject to risks regarding the availability of the specific varieties of seeds we use, which are affected by weather conditions, among other factors.

In addition, the price of diesel fuel, which is the primary fuel used in farming machinery and trucks, is affected by the variation in oil prices as well as by the price-control policies adopted by the Brazilian government.

C. Organizational Structure

See “—History and Development of the Company––Corporate Structure.”

D. Property, Plants and Equipment

See “—History and Development of the Company—Overview,” “—Business Overview—Agricultural Activities and Products,” “—Business Overview—Leases,” “—Business Overview—Investment Properties,” “—Business Overview—Agricultural Properties,” “—Business Overview—Environmental Regulation” and “—Business Overview—Environmental Licenses.”

ITEM  4A—UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments as of the date of this Annual Report.

ITEM  5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited annual consolidated financial statements have been prepared in compliance with IFRS as issued by IASB.

A. Operating Results

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment, which has improved significantly in recent years, according to the IBGE. For the period from 2001 through 2010, Brazilian GDP increased 2.9% in 2006, 5.4% in 2007, 5.1% in 2008, contracted by 0.2% in 2009, increased 7.5% in 2010, increased 2.7% in 2011 and increased 0.9% in 2012. Inflation, as measured by the Broad Consumer Price Index, or IPCA, published by the IBGE, was 4.5%, 5.9%, 4.3%, 5.9%, 6.5% and 5.84% per annum in 2007, 2008, 2009, 2010, 2011 and 2012, respectively. From December 2012 through June 2013, the real appreciated approximately 9.2% against the U.S. dollar. Unemployment decreased from 9.7% in January 2007 to 6.0% in June 2013. International reserves increased from US$86.0 billion to US$378.6 billion.

In May 2008, Brazil received investment grade status from Standard & Poor’s. Fitch Ratings and Moody’s, two other credit rating agencies, conferred investment grade status on Brazil in April 2008 and September 2009, respectively. We believe that such investment grade ratings reflect the maturity of Brazil’s financial and political institutions and its progress in terms of fiscal policies and management of Brazil’s public sector debt.

In the second half of 2008, global economic conditions worsened significantly due to the global recession. The immediate effects on the Brazilian economy included reduced expectations of growth and depreciation of the real, which depreciated 49.0% against the U.S. dollar between August and October 2008 (from R$1.56 per US$1.00 on August 4, 2008 to R$2.33 per US$1.00 on October 10, 2008). The Brazilian capital markets were also adversely affected, as reflected by the drop in the Bovespa Index (Índice Bovespa), which declined 49.0% between May 19 and December 30, 2008.

Following the adverse economic impacts caused by the international financial crisis, the Brazilian economy returned to growth in 2009 and 2010, with an increase in average household income, stable employment rates and manageable rates of inflation. GDP grew by 0.9% in 2012 compared to 7.5% in 2010. The IPCA inflation rate was 5.84% in 2012, as compared to 5.9% in 2010. The target annual SELIC rate was 7.25% on December 31, 2012, compared to 11.0% on December 31, 2011, and 10.75% on December 31, 2010. The target annual SELIC rate on the date of this Annual Report is 9.00%.

Other Factors Affecting our Business

Market price variations for commodities: our principal products are subject to changes in commodities prices, including those of indexes such as the Intercontinental Exchange and the CBOT, exchange rates, as well as other indexes linked to our debts. Commodity prices are generally influenced by international, domestic and local supply and demand, which are in turn influenced by climactic and weather conditions, technology, and economic, commercial and political conditions, as well as exchange rates and transportation costs. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to our Business and Industry—Fluctuation in market prices for our agricultural products could adversely affect us” and “—Qualitative Evaluation of Market Risks.”

Foreign exchange: a portion of our income is linked to the exchange rate between the real and the U.S. dollar, and consequently our revenue is sensitive to foreign exchange fluctuations. Certain of our commodities, such as soybean and cotton, may be priced in reais or in U.S. dollars. In addition, certain of the raw materials necessary for farming activities, such as chemicals, pesticides and fertilizers, are priced in or based on the U.S. dollar.

Inflation: inflation does not directly affect our revenue because our products are commodities whose prices are determined by reference to international commodity exchanges. Nevertheless, our labor and other operating costs are affected by inflation which directly affects our results of operations.

The table below sets forth certain market indices that affect our operating and financial results:

	As of June, 30
	2013	2012	2011	2010	Source:
Price of Soybean (Paranaguá)
(R$/bag)
Closing	69.15	73.00	47.00	39.62	Bloomberg
Exchange rate (R$ per US$ 1.00)
Beginning	1.99	1.53	1.79	1.92	Bloomberg
Closing	2.23	2.01	1.56	1.80	Bloomberg
Average	2.04	1.79	1.68	1.80	Bloomberg
ATR (R$/Kg of ATR)(1)
June 30	0.44	0.49	0.46	0.33	http://www.udop.com.br/index.php?i
IGP-M (%)(2)	6.31%	5.14%	8.64%	5.18%	http://portalbrasil.net/igpm
IPCA(3)	6.70%	4.92%	6.71%	4.84%	http://portalbrasil.net/ipca
CDI(4)	7.20%	10.61%	11.00%	8.75%	www.cetip.com.br/astec/series_v05/pagir
NPK(5) (R$/Ton)	1.033.72	1.064.98	784.26	690.51	Bloomberg

(1)	ATR or Total Recoverable Sugar corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.
(2)	IGP-M: General Index of Market prices is published monthly by Fundação Getúlio Vargas.
(3)	IPCA: National Index of Broad Consumer Prices published monthly by the Brazilian Statistics Institute (IBGE).
(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).
(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from (i) sale of grains (comprised of soybean, corn, rice, cotton and sorghum); and (ii) sugarcane and other farming products.

Taxes on sales

Taxes on sales vary depending on the target market of our production, as follows.

The levy of taxes on revenue depends on the product and market located. These are the primary taxes:

Tax	Direct Export	Sale to Importer/Exporter	Domestic market
ICMS	Not levied	Not levied	Levied
PIS	Not levied	Not levied	Levied
COFINS	Not levied	Not levied	Levied
FUNRURAL	Not levied	Levied	Levied

ICMS (Value-Added Tax on Sales and Services): ICMS is a state tax levied on the price of a product at an average rate of 17% for transactions within a state and 7% to 12% for transactions across states. ICMS payments are not applicable to exports of goods and services.

Federal Social Integration Program (Programa de Integração Social, or PIS) and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS): PIS and COFINS tax

payments, levied at (i) 0.65% and 3.0% of gross revenue, respectively (cumulative) or (ii) 1.65% and 7.6%, respectively, after certain deductions (non-cumulative), depending on the business conducted and the nature of revenue earned, among other factors. On March 31, 2012, we and Jaborandi Agrícola Ltda. were subject to noncumulative assessment for such payments, and our other subsidiaries were subjected to cumulative assessment. PIS and COFINS payments are not applicable to exports of goods and services, or sales to import/export companies located in Brazil. Since we sell the entirety of our soybean production to such companies, such activities are not subject to PIS or COFINS payments. Brazilian law also exempts PIS and COFINS payments upon the sale of sugarcane to an entity that produces ethanol or biofuel.

Rural Workers Assistance Fund (Fundo do Produtor Rural, or FUNRURAL): Agricultural producers are subject to a tax of 2.3% to 2.85%, levied on total output sold. The FUNRURAL tax is not payable on exports of goods and services, but applies on sales to import/export companies located in Brazil.

Gain (loss) on sale of farms

Upon the sale of investment property, such as our farms, we recognize in the statement of operations a gain (loss) for the difference between the disposal proceeds and the carrying amount of the property sold. We account for our investment properties at cost.

Change in fair value of biological assets

Our biological assets correspond, mainly, to our soybean, corn, sorghum, cotton and sugarcane crops and are measured at fair value less selling expenses. These crops are not only cultivated to obtain non-real estate revenue, but also as a means of increasing the real estate value of the respective agricultural properties.

The agricultural production derived from our soybean, corn, sorghum and cotton crops is harvested after a period of time ranging from 110 to 180 days after planting, depending on the crop, variety, geographic location and climate conditions.

The sugarcane crops have a productive cycle of five years from the first harvest, and accordingly, are classified as long term biological assets.

The fair value of biological assets is determined upon their initial recognition and at each subsequent reporting date until harvested. The gain or loss in the variation of fair value of biological assets is determined as the difference between the fair value of the biological assets compared to the cost incurred in planting and cultivating such biological assets. Fair value is measured based upon the selling price of the crops, determined based on the market prices of similar crops at their current growth stage, if such price can be determined, less cost to sell at the time of harvest. If the selling price of the crops cannot be determined, then fair value is determined based upon the present value of the future cash flows expected to be generated by the assets. The gain or loss is recognized in the statement of operations from the time of initial planting through the time of harvest.

(Impairment) reversal to net realizable value of agricultural products after harvest

A provision for impairment of inventories with respect to the market value of agricultural products is recognized when the fair value recorded in inventories is greater than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of sales and selling expenses.

Costs of sales

Cost of sales for sugarcane and grains includes: (i) the historical cost of the inventories including costs of raw materials such as seeds, fertilizers, pesticides, fuels and lubricants, as well as labor, maintenance of machines and agricultural equipment, depreciation and amortization and (ii) the difference between such historical cost and the fair value of the grains and sugarcane at the time of harvest.

Operating income (expenses)

•	Selling expenses: selling expenses refer mainly to shipping, storage, commissions, classification of products and other related expenses.

•

General and administrative expenses: general and administrative expenses refer mainly to personnel, legal counsel, depreciation and amortization, lease payments and expenses related to our headquarters.

Financial income and expenses

Financial income and expenses consist mainly of interest from financial investments, monetary variations, interest on financial assets and liabilities and realized and unrealized gains (losses) with derivative financial instruments.

Income tax and social contribution—current and deferred

Current and deferred income tax and social contribution refer to taxes on net profits. We and our subsidiary Jaborandi Agrícola Ltda. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution on net profit, at a rate of 9%; and (iv) deferred income tax and social contribution.

Our other subsidiaries assess such taxes under the presumed profit regime, consisting of: (i) income and social contribution payments, at a rate of 15% (plus a 10% surcharge for amounts exceeding R$240,000 per year) and 9%, respectively, levied on 8% and 12%, respectively, of property sales; (ii) payments at a pre-determined rate, levied on 32% of leases and services; and (iii) payments levied on other revenue and capital gains.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in compliance with IFRS. We summarize our significant accounting policies, judgments and estimates in Note 2 to our audited consolidated financial statements.

The critical accounting policies described herein are important to the presentation of our financial condition and results of our operations, requiring the most difficult, subjective and complex judgments by our management, often as a result of the need to make estimates and assumptions about matters that are inherently uncertain. While preparing our financial statements, our management uses estimates and assumptions to record assets, liabilities and transactions. Our financial statements include different subjective and complex estimates regarding, among others, accounting for revenue recognition for grains and farm sales and related accounts receivable, determining the fair value of derivatives, biological assets and accounting for investments in investment properties, warrant, residual value and useful live of property, plant and equipment, deferred taxes and legal claims. In order to provide a better understanding of how our management makes its judgments about future events, including the variables and assumptions underlying such estimates, we have identified the following critical accounting policies:

Fair value of biological assets

The fair value of biological assets is determined using valuation methods, including the discounted cash flow method. The data for these methods is based on standard market practices, whenever possible, and when this is not feasible, certain estimates and judgments are relied on in order to calculate fair value. Such estimates and judgments include price, productivity, planting cost and production cost. Changes in the assumptions on these factors may affect the fair value determinations with respect to biological assets.

Warrants issued

The Company issued warrants to its founding shareholders in March 2006 before its initial public offering in Brazil. In the offering document for such initial public offering in Brazil, the Company disclosed that the warrants of the first tranche were issued to its founding shareholders as consideration for them having established the Company, for their entrepreneurship, for having prepared the Company for the initial public offering and for having prepared its business plan as an incentive for them to be committed to the development of the Company. The warrants were issued to the founding shareholders for no cash consideration.

The Company concluded that the warrants should be accounted for within the scope of IFRS 2 as equity instruments issued in exchange for goods or services other than from employees. Considering that before the transition date to IFRS (July 1, 2009) all warrants of the first tranche were fully vested and that the Company has not disclosed the fair value of the warrants at the measurement date, we determined that the Company’s transition to IFRS does not require recognition and measurement with respect to such warrants, and therefore the accounting under Brazilian GAAP was maintained. As a result, the warrants are not recognized in our financial statements.

Determining whether or not recognition of the warrants is within the scope of IFRS 2 requires judgment in assessing the provisions of IFRS 2.

Residual value and useful life of property, plant and equipment and investment properties

The value and useful life of assets are assessed and adjusted when necessary at the end of each reporting period. The carrying amount of the asset is immediately reduced to its recoverable value if the carrying amount is estimated to exceed the recoverable value.

Legal claims

We are party to judicial and administrative lawsuits, as described in Item 8—Financial Information—Legal Proceedings. Provisions are recorded for contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events where an outflow of resources is probable and can be reliably estimated). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements.

Revenue recognition

We recognizes our revenue when the amount of revenue can be reliably measured, is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of our activities. We perform our estimations based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

Sale of goods

Our revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, we normally perform forward contracts where the price is set up by us for the total or partial volume of grains sold at the delivery date, based on the calculations agreed on the selling contracts. Certain selling contracts are established in US dollars where the amount in reais is also established based on the foreign exchange rate according to the sale terms. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains. Upon the grains delivery, the revenue is recognized based on the price established with each purchaser considering the foreign exchange rate on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors as well as by the forex rate variation up to the settlement date.

Sale of farms

Sales of farms are not recognized as revenue until (i) the sale is completed, (ii) we determine that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) we have transferred all risks and rewards to the buyer, and do not have a continuing involvement. The result from sales of farms is presented in the statement of operations as “Gain for sale of farm” at net value of the related cost.

Revenue from leasing of land

The leasing revenues of land is recognized on the straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized based on the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract. The amounts received in advance as leasing, when applicable, are recognized in current liabilities. Leasing revenues in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Investment properties

The land of rural properties purchased by us is stated at acquisition cost, which does not exceed its net realizable value and is presented in “Non-current assets”. The fair value of the investment properties are obtained through valuation reports of the farms prepared by internal experts. The valuation is carried out according to market practices. Certain factors such as location, type of soil, climate of the region, calculation of the improvements, presentation of the elements and calculation of the land value are all taken into account during the valuation process.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are calculated to take into account all tax timing differences as follows: (1) income or expenses which are not yet taxable or deductible, such as gain on fair value of biological assets and provisions for contingencies, respectively; and (2) net operating losses, which have no expiration, when realization or recovery in future periods is considered probable.

Deferred tax assets are generated under the “actual profit” regime only, based on our business plan. The business plan includes consideration of a variety of factors including the 30% annual limitation for utilizing net operating losses and changes in the Brazilian economic conditions. We evaluate whether a valuation allowance is required for these assets and deferred tax assets are recognized only to the extent that is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized, otherwise a valuation allowance is recorded. We also include in our evaluation the limitation of utilizing up to only 30% of annual taxable income in connection with recognition of net operating loss carryforwards.

Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

Transactions with share-based payment

We measure the cost of transactions to be settled with shares with employees based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend yield, and the corresponding assumptions.

Jobs Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies.

We are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, and these exemptions will apply until we are no longer an “emerging growth company. The JOBS Act provides “emerging growth companies” an election to comply with new or revised accounting standards on a delayed basis for those standards that have a different effective date for public and private companies. However such election is limited to companies that prepare its financial statements and report in accordance with accounting principles generally accepted in the United States of America. As our financial statements are prepared in accordance with IFRS, such accommodation is not available to us, and we will be required to apply new or revised accounting standards under IFRS as from the effective date established in the corresponding standard.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth operating results of each of our segments and the reconciliation of these results of our segments to our consolidated statement of operations.

	June 30, 2013
	Total	Grains	Sugarcane	Real estate	Other	Not allocated
Revenue	185,647	123,237	61,022	—	1,388	—
Gain on farm sale	54,815	—	—	54,815	—	—
Change in fair value of biological assets and agricultural product	2,289	(22,681)	25,060	—	(90)	—
(Impairment)reversal to net realizable value of agricultural produce after harvest	1,659	1,659	—	—	—	—
Cost of sales	(170,643)	(105,401)	(61,157)	—	(4,085)	—

Gross profit (loss)	73,767	(3,186)	24,925	54,815	(2,787)	—
Operating revenue (expenses)
Selling expenses	(14,028)	(9,790)	(68)	(4,294)	124	—
General and administrative expenses	(29,233)	—	—	—	—	(29,233)
Other gains	(3,539)	—	—	—	—	(3,539)
Financial income	38,000	14,656	—	148	—	23,196
Financial expenses	(38,591)	(19,856)	—	(17)	—	(18,718)

Profit (loss) before income tax and social contribution	(26,376)	(18,176)	24,857	50,652	(2,663)	(28,294)
Income tax and social contribution	2,351	6,180	(8,451)	(3,967)	905	7,684

Profit (loss) for the year	28,727	(11,996)	16,406	46,685	(1,758)	(20,610)

	June 30, 2012						June 30, 2011
	Total	Grains	Sugarcane	Real estate	Other	Not allocated	Total	Grains	Sugarcane	Real estate	Not allocated
Revenue	146,218	105,874	40,183	—	160	—	79,544	55,180	24,133	40	191
Gain on farm sale	12,987	—	—	12,987		—	—	—	—	—	—
Change in fair value of biological assets and agricultural product	(417)	(3,106)	2,689	—	—	—	(22,761)	(19,029)	(3,732)	—	—
(Impairment) reversal to net realizable value of agricultural produce after harvest	(2,663)	(2,429)	(234)	—		—	(986)	(986)	—	—	—
Cost of sales	(136,447)	(97,970)	(37,150)	—	(1,327)	—	(61,500)	(46,392)	(14,754)	—	(354)

Gross profit (loss)	19,678	2,369	5,488	12,987	(1,166)	—	(39,819)	(26,831)	13,111	40	(163)
Operating revenue (expenses)
Selling expenses	(4,015)	(3,623)	—	(392)	—	—	(2,991)	(2,991)	—	—	—
General and administrative expenses	(28,892)	—	—	—	—	(28,892)	(26,330)	—	—	—	(26,330)
Other gains	10	—	—	—	—	10	73	—	—	—	73
Financial income	38,073	—	—	428	—	37,645	25,738	—	—	—	25,738
Financial expenses	(44,299)	(16,639)	—	(97)	—	(27,563)	(16,460)	—	—	—	(16,460)

Profit (loss) before income tax and social contribution	(19,445)	(17,893)	5,488	12,926	(1,166)	(18,800)	(19,849)	23,840	13,111	40	(17,142)
Income tax and social contribution	12,845	6,084	(1,866)	(4,395)	397	12,265	(5,186)	(7,318)	(5,284)	(4)	7,420

Profit (loss) for the year	(6,600)	(11,809)	3,622	8,531	(769)	(6,175)	(10,535)	(16,522)	7,827	36	(9,722)

The table below shows a summary of our statement of operations for the periods indicated:

	Year ended June 30,
	2013	2013	2012	2011
	(US$ thousand)	(R$ thousand)
STATEMENT OF OPERATIONS
Revenue	83,791	185,647	146,218	79,544
Gain on the Sale of Farms	24,740	54,815	12,987
Change in fair value of biological assets and agricultural product	1,033	2,289	(417)	22,761
(Impairment) reversal to net realizable value of agricultural produce after harvest	749	1,659	(2,663)	(986)
Cost of sales	(77,019)	(170,643)	(136,447)	(61,500)

Gross profit (loss)	33,294	73.767	19,678	39,819
Selling expenses	(6,331)	(14,028)	(4,015)	(2,991)
General and administrative expenses	(13,194)	(29,233)	(28,892)	(26,330)
Other gains	(1,597)	(3,539)	10	73

Operating profit (loss)	12,172	26,967	(13,219)	10,571
Financial income	17,151	38,000	38,073	25,738
Financial expenses	(17,418)	(38,591)	(44,299)	(16,460)

Profit (loss) before income tax and social contribution	11,905	26,376	(19,445)	19,849
Income tax and social contribution	1,061	2,351	12,845	(5,186)

Profit (loss) for the year and comprehensive income (loss) for the year	12,966	28,727	(6,600)	14,663

Profit (loss) attributed to:
Owners of the parent	12,966	28,727	(5,572)	14,743
Non-controlling interests	—	—	(1,028)	(80)
Outstanding shares at the end-of-year/ period	58,422,400	58,422,400	58,422,400	58,422,400
Basic earnings (loss) per share	0.22	0.49	(0.10)	0.25
Diluted earnings (loss) per share	0.22	0.49	(0.10)	0.25

Year Ended June 30, 2013 Compared to Year Ended June 30, 2012

Revenue

Revenue increased R$39.4 million, from R$146.2 million for the year ended June 30, 2012 to R$185.6 million for the year ended June 30, 2013. This increase was mainly due to:

i.	Revenue from grain sales: revenue from grain sales increased R$17.4 million, from R$105.9 million during the year ended June 30, 2012 (reflecting sales of 167,000 tons) to R$123.2 million for the year ended June 30, 2013 (reflecting sales of 165,000 tons). The increase in revenue from grain sales is mainly due to the increase in the planted area from 53,882 hectare during the year ended June 30, 2012 to 60,063 hectare for the year ended June 30, 2013. The revenue from grain sales in June 30, 2013 recorded less growth than in previous years, as a result of reduction in soybean and corn yields, due to the severe drought that hit the farms in the Northeast, especially in Bahia, had a direct impact on the upturn in grain revenue; and

ii.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$20.8 million, from R$40.2 million (reflecting sales of 636,000 tons) in the year ended June 30, 2012 to R$61.0 million (reflecting sales of 1,048,000 tons) for the year ended June 30, 2013. This increase was due to sugarcane sales to ETH Bioenergia pursuant to our sugarcane supply agreement with ETH Bioenergia.

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2013	2012	2013	2012	2013	2012
Grain	60,063	53,882	165,000	167,000	123,237	105,874
Sugarcane	9,198	9,000	1,048,000	636,000	61,022	40,183

Gain on the sale of farms

Gain on the sale of farms increase R$41.8 million, from R$12.9 million during the year ended June 30, 2012 to R$54.8 million for year ended June 30, 2013. The increase was due to the sale of the Horizontina farm and areas of the Araucária and Cremaq farms, for which we recognized a gain of R$54.8 million representing the difference between the proceeds from the sale of R$122.7 million. During the year ended June 30, 2012, we recognized a gain on the sale of the São Pedro farm of R$12.9 million representing the difference between the proceeds from the sale of R$23.3 million.

Change in fair value of biological assets and agricultural products

Change in value of biological assets and agricultural products increased from a loss of R$417 thousand in the year ended June 30, 2012 to a profit of R$2.3 million in the year ended June 30, 2013, resulting mainly from an increase in theproductivity and sugarcane areas. Change in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

(Impairment) reversalof impairment of net realizable value of agricultural product after harvest

Impairment to net realizable value of agricultural product after harvest increased from a loss of R$2.6 million in the year ended June 30, 2012 to a gain of R$1.7 million for the year ended June 30, 2013. Such variations result from the difference in the price of grain inventories from the time of harvest to the closing of the respective accounting period.

Cost of sales

Cost of sales increased by R$34.2 million, to R$170.6 million for the year ended June 30, 2013, from R$136.4 million in the year ended June 30, 2012, resulting mainly from:

i.	Cost of grains sold: our average cost per ton of grains sold increase by R$51.96 per ton, from R$586.83 per ton (corresponding to 167,000 tons at a total cost of R$98.0 million) for the year ended June 30, 2012 to R$638.79 per ton (corresponding to 165,000 tons at a total cost of R$105.4 million) in the year ended June 30, 2013.

ii.	Cost of sugarcane sold: our average cost per ton of sugarcane sold was R$58.4 per ton (corresponding to 636,000 tons at a total cost of R$37.2 million) in the year ended June 30, 2012 and R$58.4 per ton (corresponding to 1,048,000 tons at a total cost of R$61.2 million) for the year ended June 30, 2013.

Gross profit

For the reasons mentioned above, in the year ended June 30, 2013 our gross profit was R$73.8 million, representing a increase of R$54.1 million as compared to R$19.7 million for the year ended June 30, 2012. The change in gross profit is attributable mainly to:

i.	the increase in the gain on the sale of farms, from R$12.9 million, in June 30, 2012 (sale of the São Pedro farm), to R$54.8 million in June 30, 2013 (sale of the Horizontina farm and areas of the Araucária and Cremaq farms);

ii.	the 52% increase in the supply of sugarcane to ETH, which generated revenue of R$61 million (1,048,000 tons); and

iii.	the 16% increase in revenue from grain sales, which rose from R$105.9 million in June 30, 2012 (167,000 tons) to R$123.2 million in June 30, 2013 (165,000 tons).

Selling expenses

Selling expenses increased R$10.0 million, from R$4.0 million in the year ended June 30, 2012 to R$14.0 million for the year ended June 30, 2013, primarily as a result of (i) our average expenses per ton of freight increase by R$3.19 per ton, from R$10.6 per ton (corresponding to 167,000 tons at a total cost of R$1.7 million) for the year ended June 30, 2012 to R$13.79 per ton (corresponding to 165,000 tons at a total cost of R$2.3 million) in the year ended June 30, 2013; (ii) commissions on farm sales, in the total amount of R$4.3 million; (iii) cotton processing costs of R$2.2 million, which did not occur in 2012; and (iv) silo plant expenses of R$3.3 million, which did not occur in 2012.

General and administrative expenses

General and administrative expenses increased by R$341 thousand, from R$28.9 million in the year ended June 30, 2012 to R$29.2 million for year ended June 30, 2013.

	Year ended June 30,
	2013		2012
	R$ (thousand)	% of General and administrative expenses	R$ (thousand)	% of General and administrative expenses
Depreciation and amortization	(1,295)	4.4%	(1,127)	3.9%
Personnel expenses	(17,971)	61.5%	(15,832)	54.8%
Expenses with services rendered	(5,436)	18.6%	(5,328)	18.4%
Leases and rents	(648)	2.2%	(632)	2.2%
Other expenses	(3,883)	13.3%	(5,973)	20.7%

Total	(29,233)	100%	(28,892)	100%

The 1% increase in general and administrative expenses was primarily a result of (i) the increase in personnel expenses due to the higher payroll following the 8% annual pay rise and the booking of R$1.2 million in share-based payments as part of the executive stock option plan; and (ii) the reduction in other expenses resulting from the monitoring of the farms’ legal and tax proceedings, transaction costs from the acquisition of Jatobá farm, and tax payments, which did not occur in 2013.

Other gains / expenses

For the year ended June 30, 2012, we recorded other gains of R$10 thousand in connection with equipment sales, as compared to a loss of R$3.5 million for the year ended June 30, 2013, as a result of changes to the provisions for contingencies for probable losses in legal proceedings.

Financial income

Financial income decrease R$73 thousand, from R$38.1 million in the year ended June 30, 2012 to R$38.0 million for the same period in 2013, primarily due to (i) interest on receivables in the amount of R$11.0 million for the year ended June 30, 2013, compared to R$1.8 million in the previous year, related mainly to the adjustment in the present value on sale of farms; (ii) foreign exchange variations of R$5.1 million for the year ended June 30, 2013, compared to R$2.9 million in the previous year, as a result of margin deposits as collateral for derivative transactions; (iii) unrealized profit from derivatives transactions of R$16.0 million for the year ended June 30, 2013, compared to R$8.2 million in the previous year. This movement was partially offset by the decrease of R$19.2million due to (i) decrease by R$7.1 million of interest Income on financial investments from R$12.7 million in 2012 to R$5.6 million in the current year which was consistent with the decrease on the amount invested in the FIM Guardian investment fund (ii) decrease by R$1.9 million regarding to monetary variations (iii) decrease by R$6.5 million related to the gain on measurement of receivables from sale of farms performed over the year.

Financial expenses

Financial expenses decrease R$5.7 million, from R$44.3 million in the year ended June 30, 2012 to R$38.6 million for the same period in 2013, mainly as a result of (i) the net impact on realized and unrealized losses from derivatives have decreased by R$10.2 million as a result of lower volume of commodities and foreign exchange flutuactions in 2013 compared to the previus year; (ii) a decrease in monetary variation, from R$2.2 million in 2012 to R$1.5 million for the year ended June 30, 2013, and (iii) an increase of R$3.4 million in the present value on receivables from sale of farm.

Income tax and social contribution

As a result of the above mentioned factors, we recognized a gain associated with income tax and social contribution of R$2.3 million in the year ended June 30, 2013, as compared to a gain of R$12.8 million for the same period in 2012. This decrease is mainly due to (i) an increase in the current income tax and social contribution from R$1.8 million in the year ended June 30, 2012 to R$7.9 million in the year ended June 30, 2013, as a result of the receivables from farms sales during the year and (ii) a decrease in the deferred income tax and social contribution from a gain of R$14.7 million in the year ended June 30, 2012, to R$10.3 million in the year ended June 30, 2013, as a result of higher recognition of the deferred income tax and social contribution on gain of the fair value of biological assets.

Net income (loss)

For the reasons discussed above, we recorded net income of R$28.7 million in the year ended June 30, 2013, as compared to a net loss of R$6.6 million for the same period in 2012.

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011

Gross	profit (loss)

Revenue increased R$66.7 million, from R$79.5 million for the year ended June 30, 2011 to R$146.2 million for the year ended June 30, 2012. This increase was mainly due to (i) the sugarcane sales to ETH Bioenergia, which generated revenue of R$40.1 million, an increase of R$16.0 million as compared to 2011; and (ii) an increased sales of grains of R$ 50.7 million, which generated revenue of R$105.9 million for the year ended June 30, 2012.

Revenue from grain sales: revenue from grain sales increased R$50.7 million, from R$55.2 million during the year ended June 30, 2011 (reflecting sales of 71,000 tons) to R$105.9 million for year ended June 30, 2012 (reflecting sales of 172,000 tons). This increase was due to (i) an increase in our planted area of 7,467 hectares and (ii) the sale of a portion of the 2010/2011 grain harvest production and winter crop of corn.

Revenue from sugarcane sales: revenue from sugarcane sales increased R$16.1 million, from R$24.1 million (reflecting sales of 522,300 tons) in the year ended June 30, 2011 to R$40.2 million (reflecting sales of 636,000 tons) for the year ended June 30, 2012. This increase was primarily due to sugarcane sales to ETH Bioenergia pursuant to our sugarcane supply agreement with ETH Bioenergia.

Gain on the sale of farms: During the year ended June 30, 2012, we recognized a gain on the sale of the São Pedro farm of R$13.0 million representing the difference between the proceeds from the sale of R$23.3 million. During the year ended June 30, 2011, we did not sell any of our farms.

Changes in fair value of biological assets and agricultural products: Changes in value of biological assets and agricultural products decreased from gain of R$22.7 million in the year ended June 30, 2011 to a loss of R$417 thousand in the year ended June 30, 2012, resulting from (i) a decline in corn inventories, given that we cultivated corn in the winter season of 2010 but not 2011, and (ii) a reduction in the biological asset value of our sugarcane areas. This reduction was mainly due to a decrease in sugarcane productivity resulting from the delay of the sugarcane processing facility of ETH Bioenergia becoming operational, which forced us to delay our sugarcane harvest. Such delay resulted from a delay in construction operations due to an inability on the part of ETH Bioenergia to obtain financing in accordance with the initial construction schedule.

Impairment to net realizable value of agricultural product after harvest: reversal of impairment previously made to the net realizable value of our agricultural production after harvest increased from loss of R$986 thousand in the year ended June 30, 2011 to a loss of R$2.7 million for the year ended June 30, 2012. Such variations result from the difference in the price of grain inventories from the time of harvest to the close of the respective accounting period.

Cost of sales: our cost of sales increased by R$74.9 million, to R$136.4 million for the year ended June 30, 2012, from R$61.5 million for the year ended June 30, 2011, resulting mainly from increased sugarcane and grain sales.

Cost of grains sold: our average cost per ton of grains sold decrease by R$83.8, from R$653.4 per ton (corresponding to 71,000 tons at a total cost of R$46.4 million) in the year ended June 30, 2011 to R$569.6 per ton (corresponding to 172,000 tons at a total cost of R$98.0 million) for the year ended June 30, 2012.

Cost of sugarcane sold: our average cost per ton of sugarcane sold increased by R$30.1 million, from R$28.3 per ton (corresponding to 522,300 tons at a total cost of R$14.8 million) in the year ended June 30, 2011 to R$58.4 per ton (corresponding to 636,000 tons at a total cost of R$37.2 million) for the year ended June 30, 2012.

Gross profit: for the reasons mentioned above, in the year ended June 30, 2012 our gross profit was R$19.7 million, representing a decrease of R$20.1 million as compared to R$39.8 million for the year ended June 30, 2011. The change in gross profit is attributable mainly to:

(a)	a decrease in gross profit related to grains of R$24.5 million mainly due to (i) in spite of the increase in volume sold (from 71,000 in 2011 to 172,000 in 2012) and a related increase in revenue (from R$55.2 million to R$105.9 million) our gains on the fair value of grain not yet harvested decreased by R$22.1 million because of lower productivity levels at our farms in the state of Bahia; (ii) our costs increased by R$51.6 million as a result of the change in mix of the grains sold with a higher percentage of soybean and a lower percentage of corn sold in 2012 when compared with 2011, with soybean having a higher production cost than corn, with the increase in cost effectively more than offsetting the additional revenue; and

(b)	a decrease in gross profit of R$7.6 million in the sugarcane segment, which resulted from a lower gain on the fair value of sugarcane not yet harvested of R$1.1 million because of a decrease in sugarcane productivity resulting from the delay of the sugarcane processing facility of ETH Bioenergia becoming operational as explained above, and a decrease of R$2.4 million resulting from a higher cost of sugarcane per ton mainly due to increased costs at the Alta Taquari farm, which were not fully incurred during the year ended June 30, 2011.

These decreases in gross profit were partially offset by an increase due to a gain on sale of farms of R$13.0 million in the year ended June 30, 2012 while no farms were sold in the year ended June 30, 2011.

Operating profit (loss)

Selling expenses: our selling expenses increased R$1.1 million, from R$2.9 million in the year ended June 30, 2011 to R$4.0 million for the year ended June 30, 2012, primarily as a result of increased production and the consequent increase in agricultural product sales.

General and administrative expenses: our general and administrative expenses increased R$2.6 million, from R$26.3 million in the year ended June 30, 2011 to R$28.9 million for year ended June 30, 2012.

	Year ended June 30,
	2012		2011
	R$ (thousand)	% of General and administrative expenses	R$ (thousand)	% of General and administrative expenses
Depreciation and amortization	(1,127)	3.9%	(991)	3.8%
Personnel expenses	(15,832)	54.8%	(12,936)	49.1%
Expenses with services rendered	(5,328)	18.4%	(9,909)	37.6%
Other expenses	(6,605)	22.9%	2,494	9.5%

Total	(28,892)	100%	(26,330)	100%

The 9.7% increase in general and administrative expenses was primarily a result of (i) increase in personal expenses, due to bonus provision and (ii) the increase in other expenses, reflecting services expenses related to fees for the monitoring of labor and tax legal proceedings of the farms, the transaction costs of Jatobá farm acquisition, publishing expenses and rural territorial tax payments. The increase was partially offset by an expense in February 2011 of a rescission in connection with the Consulting Agreement entered into by the Company and Paraná Consultora de Investimentos S.A. There was no such expense in 2012.

Other gains, net: for the year ended June 30, 2011, we recorded other gains of R$73 thousand in connection with equipment sales, as compared to a gain of R$10 thousand for the year ended June 30, 2012.

Financial income: our financial income increased R$12.4 million, from R$25.7 million in the year ended June 30, 2011 to R$38.1 million for the same period in 2012, primarily due to (i) unrealized gains from derivatives of R$8.2 million for the year ended June 30, 2012, which was R$1.2 million in the previous year; (ii) realized gains from derivatives of R$3.8 million which impacted only the year ended June 30, 2012; (iii) a gain on remeasurement of trade receivables for the sale of farm of R$6.7 million for the period ended June 30, 2012, representing an increase of R$3.8 million in comparison of the previous year, mainly as result of a higher average balance of receivables from the sale of farms as a result of the sale of the São Pedro Farm in September 2011, and also as result of an increase in soybean prices, an appreciation of the U.S. dollar against the real and a decrease in the benchmark interest rate in Brazil used by the Company to determine the present value of its receivables; (iv) income of R$2.9 million derived from foreign exchange variation which impacted only the year ended June 30, 2012 and (v) a monetary variation of R$1.9 million, representing an increase of R$1.0 million in comparison of the previous year.This increase was partially offset by a decrease of R$6.3 million in income from financial investments.

Financial expenses: our financial expenses increased R$27.8 million from R$16.5 million in the year ended June 30, 2011 to R$44.3 million for the same period in 2011, as a result of (i) an increase in realized losses from derivatives, from R$4.6 million in 2011 to R$10.3 million for the year ended June 30, 2012; (ii) unrealized losses from derivatives of R$21.0 million for the year ended June 30, 2012, which did not occur in the previous year, driven by the increase in soybean market quotation and (iii) an increase in foreign exchange variation, from R$398 thousand in 2011 to R$2.8 million for the year ended June 30, 2012.

Income tax and social contribution: we recognized a gain associated with income tax and social contribution R$12.8 million in the year ended June 30, 2012 as compared to an expense of R$5.2 million for the same period in 2011. The decrease in the effective tax rate was mainly due to the sale of São Pedro farm, which gain is taxable at a lower tax rate than 34%, offset by the increase in our taxable profit.

Net income (loss): for the reasons discussed above, we recorded net loss of R$6.6 million in the year ended June 30, 2012, as compared to a net income of R$14.7 million for the same period in 2011.

Year Ended June 30, 2011 Compared to Year Ended June 30, 2010

Revenue increased R$42.8 million, to R$79.5 million for 2011, from R$36.7 million in 2010, primarily resulting from: (i) increased production and sales due to an increase in our planted area, to 58,000 hectares in the 2010/2011 crop year, from 46,000 hectares in the 2009/2010 crop year and (ii) our revenue from sugarcane sales to ETH Bioenergia to R$24.1 million, an increase of R$17.6 million as compared to 2010.

Revenue from grain sales: revenue from grain sales increased R$24.7 million, from R$30.5 million in the year ended June 30, 2010 (reflecting sales of 74,422 tons) to R$55.2 million in 2011 (reflecting sales of 123,065 tons). This increase was primarily due to increased production and sales due to an increase in our planted area, to 58,000 hectares in the 2010/2011 crop year, from 46,000 hectares in the 2009/2010 crop year.

Revenue from sugarcane sales: revenue from sugarcane sales increased R$17.6 million, from R$6.5 million in the year ended June 30, 2010 to R$24.1 million in 2011 (reflecting sales of 522,300 tons). This increase was primarily due to sugarcane sales to ETH Bioenergia pursuant to our sugarcane supply agreement with ETH Bioenergia. In the year ended June 30, 2010, revenue from sugarcane sales were R$6.5 million, derived solely from lost profits payments received pursuant to the sugarcane supply agreement with ETH Bioenergia in connection with the delay in the commencement of operations of ETH Bioenergia’s ethanol and sugar plant.

Changes in fair value of biological assets and agricultural products: We recorded a gain with respect to the fair value of biological assets and agricultural products of R$22.8 million in the year ended June 30, 2011, as compared to a loss of R$25.1 million for the corresponding period in 2010. This change from a loss in fiscal year 2010 to a gain in fiscal year 2011 resulted from (i) an increase in grain production resulting from an increase in a maturation of the soil on our planted area, (ii) an increase in the price of soybean, from R$31.2 per bag in 2010 to R$41.9 per bag in 2011, (iii) an increase in the price of corn, R$15.2 per bag in 2010 to R$24.8 per bag in 2011, (iv) an increase of R$0.11 per kilogram in the TR, or total recoverable sugar (açúcar total recuperável) content in our sugarcane crop.

(Impairment) reversal to net realizable value of agricultural product after harvest: We recorded an impairment to net realizable value of agricultural product after harvest of R$986 thousand in the year ended June 30, 2011, as compared to an impairment of R$2.1 million in 2010.

Cost of sales: our cost of sales increased 102.9%, or R$31.2 million in 2011, from R$30.3 million in the year ended June 30, 2010, to R$61.5 million in 2011 resulting from increased production and sales due to an increase in our planted area, to 58,000 hectares in the 2010/2011 crop year, from 46,000 hectares in the 2009/2010 crop year.

Cost of grains sold: Our average cost per ton of grains sold increased 11%, from R$338.3 per ton (corresponding to 74,422 tons at a total cost of R$25.2 million) in the year ended June 30, 2010 to R$376.9 per ton (corresponding to 123,065 tons at a total cost of R$46.4 million) in 2011.

Cost of sugarcane sold: Our average cost per ton of sugarcane sold increased 147% from R$10.7 per ton (corresponding to 445,797 tons at a total cost of R$4.8 million) in the year ended June 30, 2010 to R$26.5 per ton (corresponding to 522,300 tons at a total cost of R$14.8 million) in 2011.

Gross profit (loss): for the reasons mentioned above, in the year ended June 30, 2011 our gross profit was R$39.8 million, as compared to a loss of R$20.7 million in the year ended June 30, 2010.

Operating income (expenses)

Selling expenses: our selling expenses increased 36.4%, from R$2.2 million in the year ended June 30, 2010 to R$3.0 million in 2011, primarily as a result of (i) an increase in our planted area, with a significant amount of such increase consisting of undeveloped areas, for which production costs are greater than for developed areas, and cost of sugarcane sales, which did not occur in 2010.

General and administrative expenses: our general and administrative expenses increased 14.9%, from R$22.9 million in the year ended June 30, 2010 to R$26.3 million in 2011.

	Year ended June 30,
	2011		2010
	R$ (thousand)	% of General and administrative expenses	R$ (thousand)	% of General and administrative expenses
Depreciation and amortization	(991)	3.8%	(487)	2.1%
Personnel	(12,936)	49.1%	(10,212)	44.6%
Services	(9,909)	37.6%	(9,190)	40.1%
Other expenses	(2,494)	9.5%	(3,027)	13.2%

Total	(26,330)	100.0%	(22,916)	100.0%

The 14.9% increase in general and administrative expenses was primarily a result of: (i) a 26.7% increase in personnel expenses, from R$10.2 million in 2010 to R$12.9 million in 2011 and (ii) a 103.5% increase in depreciation and amortization, from R$487 thousand in 2010 to R$991 thousand in 2011. The R$504 thousand increase in depreciation and amortization refers to expenses related to the development of our SAP management system and the increase in personnel expenses refers, in addition to the increase in the number of employees, to the expense of R$996 thousand for stock-based compensation under the stock option plan of our executives, which did not occur in the previous year.

Other gains, net: in 2010, we recorded other gains of R$416 thousand in connection with equipment sales as compared to R$73 thousand in 2011 in connection with equipment sales.

Financial income: our financial income increased 6.6%, from R$24.1 million in the year ended June 30, 2010 to R$25.7 million in 2011, primarily as a result of: (i) an increase of 87% in gains from the change in the carrying amount on receivables for which the amount payable is based on the price of soybean, from R$932 thousand in 2010 to R$1.7 million in 2011, in connection with the sale of our Engenho farm, which resulted in a gain of R$2.9 million. Such increase was partially offset by: (i) a decrease in monetary variation, from R$1.4 million in 2010 to R$904 thousand in 2011, (ii) the loan agreement with Maeda and (iii) variation of the SELIC rate over tax credits.

Financial expenses: our financial expenses increased 95.2%, from R$8.4 million in 2010 to R$16.4 million in 2011, as a result of: (i) an increase in interest and financial charges with respect to our indebtedness, from R$4.9 million in 2010 to R$7.8 million in 2011, (ii) an increase in the IGPM rate, to which the installments on the purchase price of our Horizontina and Alto Taquari farms are indexed and (iii) a loss from derivatives as of June 30, 2011, in the amount of R$4.5 million compared to R$2.3 million in the same period in 2010.

Income tax and social contribution: we recorded an income tax and social contribution expense of R$5.2 million in the year ended June 30, 2011 and an income tax and social contribution credit of R$10.1 million in 2010. This resulted from the fact that we recorded a profit before income tax and social contribution for the period in 2011, as compared to a loss before income tax and social contribution in 2010.

Net income (loss): for the reasons discussed above, we recorded net income of R$14.7 million in the year ended June 30, 2011, as compared to a net loss of R$19.5 million in the year ended June 30, 2010.

B. Liquidity and Capital Resources

We believe that our current liquidity and capital resources, together with our ability obtain loans and credit facilities and, when appropriate, to raise equity in the capital markets, is sufficient to meet our cash flow needs.

Sources and Uses of Funds

We finance our investments both using our own resources as well as through loans and credit facilities with development banks and governmental development agencies, under which interest rates are lower than market rates, due to the fact that such credit facilities have long-term characteristics specific to the development agencies. Our principal sources of financing are discussed below under the heading “Indebtedness and cash and cash equivalents” and our main uses of funds include:

Acquisition of land: Since the beginning of our operations to June 30, 2013, we had invested R$464.5 million in the acquisition, development and transformation of agricultural properties, of which R$43.6 million are currently committed to pay the remaining purchase price of such properties.

Cultivation of grains: Since the beginning of our operations and up to June 30, 2013, we had invested a total of R$103.1 million in the development of land for grain cultivation, of which R$51.9 million was financed through loans with Banco do Nordeste do Brasil, or BNB, and R$51.2 million of which was funded through our own resources.

Cultivation of sugarcane: Since the beginning of our operations to June 30, 2013, we had invested a total of R$50.1 million in the development of land for sugarcane cultivation, of which R$16.9 million was financed through loans with BNDES and R$33.2 million was funded through our own resources.

Improvements : Since the beginning of our operations to June 30, 2013, we had invested a total of R$26.4 million in connection with improvements, of which R$5.9 million was financed through loans with Banco do Nordeste do Brasil, and R$20.5 million was funded through our own resources.

Machinery and vehicles: Since the beginning of our operations to June 30, 2013, we had invested a total of R$20.9 million in connection with purchases of machinery and vehicles, of which R$13.5 million was financed through loans with BNDES, and R$7.4 million was funded through our own resources.

Cash Flows

Our cash flow generation from operating activities may vary from period to period depending on fluctuations in our sales and service revenue, costs of goods sold, operating income (expenses), and may also vary within such periods as a result of seasonality. Operating activities primarily refer to revenue generated from the sale of grains and sugarcane.

Investment activities primarily refer to the acquisition of agricultural properties, developing of such properties for cultivation, purchasing machines, and remodeling, construction and improvements to agricultural properties and sale of farms.

Financing activities primarily refer to loans and credit facilities, principally from development banks, for the development of new projects and the purchase of machines and equipment.

The following table summarizes our cash flows for the periods indicated:

	Year ended June 30,
	2013	2013	2012	2011
	(US$ thousand)	(R$ thousand)
CONSOLIDATED CASH FLOW
Net cash generated from (used in) operating activities	(20,976)	(46,472)	(10,691)	(32,633)
Net cash generated from (used in) investment activities	24,411	54,085	(24,375)	(33,998)
Net cash generated from (used in) financing activities	278	617	(33,085)	(3,954)

Net change in cash and cash equivalents	3,714	8,230	(68,151)	(70,585)

Years ended June 30, 2013 and 2012

Operating activities: Net cash used in operating activities was R$46.5 million in the year ended June 30, 2013 compared to net cash used in operating activities of R$10.7 million during the same period in 2012. The change was primarily due to gain on sale of farm in the amount of R$54.8 million in 2013 compared to R$12.9 million in 2012 and unrealized gain on derivatives in the amount of R$11.7 million in 2013 compared to a loss in the amount of R$12.8 million in 2012 and also an increase in trade account receivables.

Investment activities: Net cash in investment activities changed from R$24.4 million used in the year ended June 30, 2012 to R$54.1 million generated for the same period in 2013. This change was maily due to the increases in the cash received from sales of farm in the amount of R$86.5 million.

Financing activities: Net cash in financing activities changed from R$33.1 million used in the year ended June 30, 2012, to R$617 thousand generated for the same period in 2013. Such change was primarily due an R$18.6 million in payments of farms financing and the acquisition of shares of Jaborandi Propriedades Agrícolas S.A. and Jaborandi Agrícola Ltda by R$12.9 million in 2012, which did not occur in 2013.

Years	ended June 30, 2012 and 2011

Operating activities: Net cash used in operating activities was R$32.6 million in the year ended June 30, 2011 compared to net cash used in operating activities of R$10.7 million during the same period in 2012. The change was primarily due to an increase in sales of agricultural products due to higher volumes harvested and also the sale of inventories existing at June 30, 2011, which increased cash from sale of agricultural products.

Investment activities: Net cash used in investment activities decrease from R$33.9 million in the year ended June 30, 2011 to R$24.4 million for the same period in 2012. This descrease was maily due to: (a) decreases in the amount of expenditures on land we developed in 2012, including the acquisition of sugar harvesters in 2011 that did not occur in 2012; (b) investment in marketable securities, which did not occur in 2013.

Financing activities: Net cash used in financing activities increased from R$3.9 million in the year ended June 30, 2011, to R$33.1 million for the same period in 2012. Such increase was primarily due to (i) a R$10.6 million increase in installments paid on past acquisitions of farms; (ii) a R$5.8 million increase in payments of loan and interest; and (iii) the acquisition of shares of Jaborandi Propriedades Agrícolas S.A. and Jaborandi Agrícola Ltda. by R$12.9 million. This increase was partially offset by cash received from advances for future capital increase received from then existing minority shareholders of Jaborandi Agrícola Ltda. and Jaborandi Propriedades Agrícolas S.A.

Years	ended June 30, 2011 and 2010

Operating activities: Net cash used in operating activities decreased from R$38.9 million in the year ended June 30, 2010 to R$32.6 million during the same period in 2011, primarily due to an increase in advances from customers, from R$1.9 million for the year ended June 30, 2010, to R$5.7 million during the same period in 2011.

Investment activities: Net cash used in investment activities decreased from R$60.7 million in the year ended June 30, 2010 to R$33.9 million for the same period in 2011, primarily resulting from (i) a reduction of R$17.2 million in net investments in long-term financial investments held as collateral, and (ii) payments of R$15.8 million in a year ended June 30, 2010 related to the purchase of Horizontina farm, which did not occur in the same period in 2011. This change was partially offset by a R$5.9 million increase in cash payments of subsequent expenditures in investment property.

Financing activities: Net cash generated from financing activities was R$41.5 million in the year ended June 30, 2010, compared to net cash used in financing activities of R$3,9 million for the same period ended June 30, 2011. Such change was principally due to (i) an increase in payments for loans and financing, from R$11.3 million as of June 30, 2010 to R$31.5 million as of June 30, 2011, and (ii) a decrease in acquired loans, from R$61.9 million in 2010 to R$38.3 million in 2011.

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans and financing) was R$101.8 million as of June 30, 2013, as compared to R$94.4 million as of June 30, 2012. Our short-term indebtedness as of June 30, 2013 amounted to R$44.9 million, as compared to R$43.1 million as of June 30, 2012. Of the total indebtedness outstanding as of June 30, 2013, 55.9% consisted of medium and long-term debt, as compared to 54.4% as of June 30, 2012.

Our total consolidated indebtedness was R$94.4 million as of June 30, 2012, as compared to R$93.3 million as of June 30, 2011. Our short-term indebtedness as of June 30, 2012 amounted to R$43.1 million, as compared to R$37.9 million as of June 30, 2011. Of the total indebtedness outstanding as of June 30, 2012, 54.4% consisted of medium and long-term debt, as compared to 59.4% as of June 30, 2011.

Our total consolidated indebtedness increased by 19.6% to R$93.3 million as of June 30, 2011, compared to R$78.0 million as of June 30, 2010, reflecting an increase in (i) financial charges, from R$4.9 million in 2010, to R$7.8 million in 2011, and (ii) new financings in the amount of R$38.3 million, which were partially offset by the payments in connection with financings in the amount of R$31.5 million. Our short-term indebtedness increased to R$37.9 million as of June 30, 2011, from R$28.7 million as of June 30, 2010.

The table below sets forth the balance of our financial indebtedness as of the dates indicated:

		As of June 30,
		2013	2012
		(R$ thousand)
Current	Annual interest rate and charges - %
Financing for agricultural costs – BNB(3)	10.89 and TJLP(1) +1.95 to 3.10	31,403	29,432
Financing Cremaq and Jaborandi Project – BNB(3)	7.23	7,845	10,941
Financin of Machines and Equipements	5.50 to 10.0 and TJLP(1) + 1.95 to 3.10	2,164	2,694
Financin of sugarcane – Itaú	TJLP(1) + 1.95 to 3.10	3,517	—

		44,929	43,067
Non-current
Crop Financing – Itaú	1.95 to 3.10 + TJLP(1)	4,287	7,869
Financing of Machinery and Equipment – FINAME(2)	5.5 to 10	2,769	5,358
Financing Cremaq and Jaborandi Project – BNB(3)	7.23	49,868	38,067

		56,924	51,294

		101,853	94,361

(1)	Long-term Interest Rate (TJLP).
(2)	Financing of Machinery and Equipment Financing (FINAME).
(3)	Banco do Nordeste (BNB) (Gross Rate)

Current indebtedness

At June 30, 2013, our short-term indebtedness was R$44.9 million, as compared to R$43.1 million at June 30, 2012.

Non-current indebtedness

At June 30, 2013, our long-term indebtedness was R$56.9 million, as compared to R$51.3 million at June 30, 2012.

Our indebtedness is primarily composed of loans and credit facilities with development banks and government agencies, by means of direct or indirect disbursements, and acquisitions payable with regard to our agricultural properties. Interest rates are generally lower than prevailing rates in Brazil, due to the fact that these credit facilities have long-term characteristics and other terms specific to the development agencies.

At June 30, 2013 and June 30, 2012, the amounts outstanding on our loans and credit agreements were R$101.8 million and R$94.4 million, respectively.

Financing Agreements

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2013.

Type of credit transaction	Creditor/Transfer agent	Total value of the credit transaction	Amount disbursed	Out-standing balance	Interest rate	Maturity	Current	Noncurrent
BNDES Automatic	Banco Itaú BBA S.A.	16,023	15,943	7,804	TJLP + a surcharge of 1.95% and 3.1% / year	07/15/2015	3,517	4,287
Short Term Financing	Banco do Nordeste Brasil S.A – BNB	31,572	30,436	31,403	5.5% and 8.5% / year	10/12/2013	31,403	—
BNDES Automatic	Banco do Nordeste Brasil S.A – BNB	9,659	9,659	4,934	TJLP + a surcharge of 4.5% and 8.7% / year	11/15/2016	2,165	2,769
Long Term Financing	Banco do Nordeste do Brasil S.A. – BNB	29,020	25,533	28,715	7.23% / year(2)	10/28/2021	3,325	25,390
Long Term Financing (Jaborandi Ltda)	Banco do Nordeste do Brasil S.A. – BNB (Jaborandi Ltda)(1)	26,341	26,342	28,997	7.23% / year(2)	07/14/2019	4,519	24,478

(1)	Borrower: Jaborandi Agrícola Ltda.
(2)	Includes a payment discount of 15%, resulting in final rate of 7.23% per year.

We finance our working and long term capital through BNB (Banco do Nordeste). Long-term financings are guaranteed with mortgages on rural properties.

We finance our sugarcane crops at Araucária and Alto Taquari farms through “BNDES Automático”, through Itaú BBA, a BNDES intermediary bank. Our Cremaq, Araucária, Chaparral and Jatobá farms’ machinery and equipment are financed through “FINAME Agrícola” with the equipment as guarantee. Through Itaú BBA, we finance the working capital for storing corn at Cremaq Farm.

We finance our machinery and equipment at Araucária Farm through “FINAME Agrícola”, with the equipment as guarantee. HSBC Bank Brasil and Banco Votorantim serve as BNDES intermediaries.

On October 28, 2009, we entered into a financing agreement of R$25.5 million. This agreement finances the purchase of inputs needed in preparing the land for agricultural production at Cremaq Farm, and a storage unit (silo). The interest rate is 8.5% per year (or 7.23% if the debt is timely paid). The financing is guaranteed by (i) a mortgage on our Cremaq farm and (ii) a R$1.3 million escrow account for the benefit of Banco do Nordeste do Brasil (BNB).

On July 14, 2009, Jaborandi Agrícola Ltda entered into a financing agreement of R$26.3 million to the purchase of inputs needed in preparing the land for agricultural production at Jatobá Farm. The interest rate is 8.5% per year (or 7.23% including a payment discount of 15%). The financing is guaranteed by (i) a Letter of Guarantee issued by Itaú BBA for the benefit of BNB and (ii) a R$1 million escrow account for the benefit of Banco do Nordeste do Brasil (BNB) (which corresponds to a minimum of 6.22% of the amount due including principal and fees, charges and other obligations).

We received a loan in the aggregate amount of R$15.4 million from Banco Itaú BBA S.A., to finance sugarcane planting. Under such facility, we obtained periodic installments as follows: (i) on July 30, 2008 we obtained R$5.8 million, (ii) on September 29, 2009 we obtained R$1.7 million, (iii) on November 17, 2009 we obtained R$3.1 million, (iv) on January 15, 2010 we obtained R$0.8 million, (v) on August 10, 2010 we obtained R$1.3 million and on (vi) October 15, 2010 we obtained R$2.6 million. The interest rates vary from 1.95% to 3.1% per year plus TJLP, and the financing matures in installments ending on July 15, 2015.

Capital Expenditures

We are focused on the acquisition, development and exploitation of agricultural properties and acquire and develop properties that we believe have significant potential for cash flow generation and value appreciation. Our principal capital expenditures include the following:

Land Acquisition and Development: Our principal capital expenditures derive from the acquisition and development of agricultural properties. Since the beginning of our operations through June 30, 2013, we had invested R$464.5 million in the acquisition, development and transformation of agricultural properties, of which R$43.6 million is currently committed to pay the outstanding purchase price balances for such properties.

Cultivation of grains: The arable area of our Jatobá, Chaparral, Cremaq and Horizontina farms amounts to 82,058 hectares, of which 5,112 hectares were already developed for the cultivation of grains at the time we acquired the properties, while 46,400 hectares were brought to development and productivity by us. Since the beginning of our operations through June 30, 2013, we had invested R$103.1 million, respectively, in the transformation of areas for the cultivation of grains.

Cultivation of sugarcane: Since the beginning of our operations through June 30, 2013, we had made investments of R$50.1 million in connection with the transformation of 1,078 hectares of pasture and 7,653 hectares of grains at our Araucária and Alto Taquari farms into areas for sugarcane cultivation.

Development of land for pasture and livestock raising: We have recently initiated the development of our Preferência farm’s 14,237 hectares of useful area into pasture for livestock. This is done through: (i) transformation of areas covered by native vegetation or unproductive pasture into productive pasture capable of intensive livestock raising; and (ii) the construction of the necessary infrastructure for livestock raising, such as confinements, fences and drinking troughs. Since the beginning of our operations through June 30, 2013, we have invested R$15.3 million in the development of land for pasture and livestock raising.

Development of forest land for cultivation of eucalyptus: We plan to develop the Nova Buriti farm’s 19,004 hectares of arable land into forest for the cultivation of eucalyptus.

Improvements to land: Since the beginning of our operations through June 30, 2013, we had invested R$26.4 million in the construction of farmhouses, lodgings, warehouses, storage facilities, silos, roads and other improvements on our farms.

Machines and vehicles: Since the beginning of our operations through June 30, 2013, we had invested R$20.9 million in the acquisition of tractors, sowing and harvesting machines and other agricultural equipment.

Our total capital expenditures for the year ended June 30, 2013 were R$25.0 million.

Equity

Our total equity excluding non-controlling interest amounted to R$586.9 million as of June 30, 2013 and R$558.9 million as of June 30, 2012.

The increase in total equity excluding non-controlling interest of 5% was primarily related to the profit generated in the period, which changed the retained earnings (accumulated losses) from an accumulated loss of R$20.5 million as of June 30, 2012 to income reserves of R$6.3 million as of June 30, 2013.

C. Research and Development, Patents and Licenses, etc.

We do not currently have research and development policies and have not incurred in research and development expendintures in prior years.

D. Trend Information

We will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. We expect our business to continue to be subject to the risks and uncertainties discussed in “Item 3—Key Information—Risk Factors.”

E. Off-Balance Sheet Arrangements

Future delivery and supply of soybean and sugarcane: amounts related to sales contracts for the future delivery and supply of soybean and sugarcane, as described under “Business—Commodity Futures Contracts,” are recognized as revenue on the date of delivery. Costs of goods sold under such contracts are also recorded at the date such products are transferred, upon the documentation of delivery and the loading of the applicable products. The terms of such contracts subject us to fines in the event that we fail to deliver the previously-committed volumes to the purchasers.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2013:

	Maturities per period
	Less than one year	One to two years	Three to five years	More than five years	Total
	(R$ thousand)
Trade payables	7,777	—	—	—	7,777
Derivative financial instruments	2,860	1,140	—	—	4,000
Loans and financing(1)	44,839	29,749	13,630	22,299	110,517
Payable for the purchase of farms	43,650	—	—	—	43,560

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2013.

Purchase Obligations

The following table summarizes our purchase obligations outstanding as of June 30, 2013.

Obligation	Outstanding balance
(R$ thousand)
Jatobá Farm	2,163
Alto Taquari Farm	23,841
Nova Buriti Farm	17,646

Total	43,650

G. Safe harbor

See “Forward-Looking Statements.”

ITEM  6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

Our board of directors is responsible for establishing our overall business plan, guidelines and policies, including our long term strategy, and for overseeing our performance. Our board of directors is also responsible for the supervision of our executive officers.

Pursuant to our bylaws, our board of directors consists of a minimum of five and a maximum of nine members. Election of our directors is made at annual shareholders’ meetings. At the date of this Annual Report, five of our directors, namely Eduardo Elsztain, Saul Zang, Alejandro G. Elsztain, Gabriel Pablo Blasi and David Alberto Perednik were nominated by our controlling shareholder Cresud. The members of our board are elected by the shareholders’ meeting for a term of approximately two years, with reelection permitted. A director must remain in office until replaced by a successor. However, any director may be removed by the shareholders before the end of such director’s term. Under Novo Mercado regulations and our bylaws, a minimum of 20% of the members of our board of directors must be independent. However, three directors must be independent if nine members are elected to our board. Prior to taking office, our board members are required to sign an agreement to comply with the regulation of the Novo Mercado.

Our board of directors holds mandatory meetings six times a year, and may hold other meetings, as necessary. Meetings of our board of directors are convened only if a majority of the directors are present and all board decisions are taken by a 2/3 or 3/4 majority, or by simple majority, depending on the nature of the specific matters brought to discussion in our board meetings.

Brazilian corporate law and CVM Regulation No. 282 of June 26, 1998 allow the adoption of a cumulative vote process by the request of a number of our shareholders representing a minimum of 5% of our capital stock. Brazilian corporate law allows minority shareholders that, individually or as a group, hold at least 15% of our common shares to appoint one director, by means of a separate vote. Brazilian corporate law does not allow for the election of a member to our board of directors, unless waived by our shareholders, if that person is an employee or senior manager of one of our competitors or has an interest conflicting with ours.

Our board of directors is currently made up of nine members, all of whom were elected at the general shareholders’ meeting held on October 29, 2013, and whose terms expire at our annual shareholders’ meeting in 2015. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 29, 2013	53
Robert Charles Gibbins	Vice-Chairman and Independent Director	October 29, 2013	43
Alejandro G. Elsztain	Director	October 29, 2013	47
Saul Zang	Director	October 29, 2013	68
Isaac Selim Sutton	Independent Director	October 29, 2013	53
Gabriel Pablo Blasi	Director	October 29, 2013	53
David Alberto Perednik	Director	October 29, 2013	55
João de Almeida Sampaio Filho	Independent Director	October 29, 2013	48
Fábio Schuler Medeiros	Independent Director	October 29, 2013	35

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain: Mr. Eduardo S. Elsztain is our chairman. He has been engaged in the real estate industry for more than 20 years. He founded Consultores Asset Management (formerly denominated Dolphin Fund Management). He is Chairman of the Board of Cresud, IRSA, Banco Hipotecário S.A., Alto Palermo S.A. (APSA), Tarshop S.A. and BACS Banco de Crédito & Securitización, which are companies operating in the Argentinean real estate sector, with activities in the commercial building, shopping center, hotel, apartment block and residential project segments and banking related activities. Mr. Elsztain is the brother of Alejandro S. Elsztain, who is also one of our directors, and serves as second vice-chairman and CEO of Cresud.

Robert Charles Gibbins: Mr. Robert Gibbins is our Vice-chairman. He is Chief Investment Officer and Founder of Autonomy Capital. Prior to founding Autonomy Capital in 2003, he spent nine years as Head of Emerging Markets Proprietary Trading and as a European Government debt trader at Lehman Brothers. Mr. Gibbins started his career as a Fixed Income and FX derivative trader at JP Morgan. In 1992, he received a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Alejandro G. Elsztain: Mr. Alejandro G. Elsztain serves as second vice-chairman of IRSA and Cresud. He is also executive vice-chairman of Alto Palermo S.A. (APSA). He is also CEO of Fibesa S.A. and vice-president of Nuevas Frontertas S.A. and others. Alejandro Elsztain is the brother of our chairman Eduardo S. Elsztain. Mr. Elsztain has a degree in Agricultural and Livestock Engineering from the Universidad de Buenos Aires.

Saul Zang: Mr. Saul Zang was the founder of the law firm Zang, Bergel y Viñes and the first vice-chairman of Cresud, IRSA, Alto Palermo S.A. (APSA), vice-chairman of Puerto Retiro and Fibesa and director of Banco Hipotecário S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A amoung others. Mr. Zang holds a degree in law from Universidad de Buenos Aires. Mr. Zang owns 15% of Consultores Asset Management, the company that renders advisory services to Cresud. He is also member of the International Bar Association and the Interamerican Federation of Lawyers.

Isaac Selim Sutton: Mr. Isaac Selim Sutton holds a degree in economics from the Universidade de São Paulo (USP). He was an executive officer at the Safra Group’s holding company from 1994 to 2009, where he participated in several privatizations and investments, as well as joint ventures in several sectors. He is currently a member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas. From 1995 to 2008, he was a member of the Board of Directors, Alternate to the Chairman of the Board and Coordinator of the Audit Committee, at Aracruz Celulose S/A. He has also served on the Boards of Bardella S/A, DPVAT S/A, Telenorte Celular, TIM Participações S/A, Veracel Celulose S/A, BR Properties S/A, Gevisa S/A and Celma S/A, and on the Fiscal Councils of TIM Sul, Têxtil Renaux and TIM Nordeste.

Gabriel Pablo Blasi: Mr. Gabriel Pablo Blasi holds a degree in business administration from the Universidad del CEMA (Centro de Estudios Macroeconómicos Argentino) and a graduate degree in finance from the Austral University in Argentina. He started his career in 1989 at Citibank, where he was as a Senior Trader for seven years. He then worked as treasurer at Buenos Aires Branch plc and at Lloyds Bank plc in Buenos Aires. Mr. Blasi has over 20 years of experience in investment banking and capital markets, having worked at Banco Río (BSCH). He was the manager of Rio Valores Sociedad de Bolsa, CFO of the Carrefour Group in Argentina and of Goyaique SACIFIA and former CFO of Cresud, IRSA and Alto Palermo. He is currently CFO of Banco Hipotecário S.A.

David Alberto Perednik: Mr. Perednik holds a degree in accounting from the Universidad de Buenos Aires, having worked in several companies, including Marifran Internacional S.A., a subsidiary of Louis Dreyfus, as Financial Manager between 1986 and 1997. Mr. Perednik also worked as a senior consultant at Deloitte & Touche from 1983 to 1986. Since 1997, Mr. Perednik is managing director at IRSA and Alto Palermo.

João de Almeida Sampaio Filho: Mr. João de Almeida Sampaio Filho, earned a degree in Economics from the Fundação Armando Álvares Penteado (FAAP) in 1987 and owns farms in the states of Paraná, São Paulo and Mato Grosso. He has served as President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture (CNA) and President of the National Rubber Sector Chamber. Nominated by President Fernando Henrique Cardoso as a member of the National Agricultural Policy Council, Mr. Sampaio was President of the Brazilian Farmers’ Association (SRB) between 2002 and 2007 and is currently the São Paulo State Secretary of Agriculture.

Fábio Schuler Medeiros: Mr. Medeiros holds a degree in Veterinary Medicine from the Universidade Federal de Santa Maria, MSc and Ph.D. in Animal Production – Nutrition and Meat Quality from the Universidade Federal do Rio Grande do Sul. Mr. Medeiros also works in the coordination of the Brazilian Angus Association’s Certified

Angus Beef Program, which has international accreditation of AUSQUAL, and as a consultant in Animal Production—Beef Cattle in farms.

Board Committees

Pursuant to our bylaws, our board of directors shall elect among its members 3 directors to compose the Compensation Committee and a minimum of 3 and a maximum of 4 directors to compose the Executive Committee. In addition to these two statutory committees, our board of directors may establish other technical or advisory committees for a specific purpose and with specific duties, which members may or may not include our directors or executive officers. Our board of directors shall establish the rules applying to these committees, including rules on their composition, term of office, compensation and operation. Such committees are advisory and non-deliberative in nature. The following advisory committees are currently established and active:

Compensation Committee

The Compensation Committee was established on March 1, 2012, and is composed of the following members of our board of directors, all elected on October 30, 2013 and whose terms expire at our annual shareholders meeting to be held in 2015: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. In accordance with our bylaws, Compensation Committee performs consultative assistance to the Board of Directors, including with respect to the determination of the compensation and benefits to be received by our directors and executive officers. Its activities include (i) submitting proposals to the Board of Directors with respect to director and executive officer compensation, (ii) advising the Board of Directors with respect to the granting of stock options or subscription warrants to our officers and employees and (iii) advising the Board of Directors with respect to profit sharing plans involving our executive officers and employees.

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members of our board of directors, all elected on October 30, 2013 and whose terms expire at our annual shareholders meeting to be held in 2015: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. In accordance with our bylaws, the Executive Committee performs consultative assistance to the Board of Directors with respect to its role as a supervisory body, advising the Board of Directors on, or periodically reviewing, certain strategic or financial aspects of our business. Its activities include (A) advising the Board of Directors with respect to (i) our business plan, (ii) alterations to our authorized capital, (iii) strategic initiatives, our growth plan and investment initiatives and (iv) any investments or dispositions over R$700 thousand; (B) reviewing annually (i) our financing initiatives, including with respect to our securities, (ii) the financial implications of our financing strategy and (iii) our dividend policy; and (C) reviewing and supervising periodically (i) the necessary financing for investments or activities in excess of R$700 thousand and (ii) our accessing of the capital markets.

Executive Officers

Our executive officers are composed of two to six officers who may or may not be shareholders and must all be residents of Brazil. Our board of executive officers is elected by our board of directors. Currently, we have four executive officers, who hold the following titles: chief executive officer and investor relations officer, chief administrative officer, chief operating officer and agricultural technical officer. Our executive officers are elected for a one year term with the possibility of reelection, and they are required to remain in office until the installation of their successors. Under Novo Mercado regulation, our executive officers are also required to sign an agreement to comply with the rules of the Novo Mercado prior to taking office.

Our executive officers are our legal representatives and are responsible for our day to day management, implementation of the policies and directives set by our board of directors and other duties assigned to them under the law and our bylaws. Our executive officers are authorized to take all actions required for the operation of our business, unless the law or our bylaws specifically delegate such authority to the shareholders’ meeting or our board of directors.

The table below indicates the name, title, date of election and term of office of each current member of our board of executive officers:

Executive officers	Title	Date of election	End of term of office	Age
Julio César de Toledo Piza Neto	Chief executive officer, principal financial officer and investor relations officer	October 30, 2013	October, 2014*	43
Gustavo Javier Lopez	Chief administrative officer	October 30, 2013	October, 2014*	46
André Guillaumon	Chief operating officer	October 30, 2013	October, 2014*	39
Mario Aguirre	Agricultural technical officer	October 30, 2013	October, 2014*	48

*	The officers shall remain in office until the Directors’ Meeting to be held after the General Shareholders’ Meeting at which the 2014 financial results will be submitted for approval.

Below is a brief biographical description of the members of our board of executive officers:

Julio César de Toledo Piza Neto: Mr. Julio Toledo Piza graduated in Agronomy Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo at Piracicaba and has an MBA in Administration and Finance from Columbia Business School in New York. In addition to eight years of field experience as an agronomy engineer, he has spent the last six years at McKinsey and Company in São Paulo, where he has held several senior positions.

Gustavo Javier Lopez: Mr. Gustavo Javier Lopez joined Cresud in 1999 as budget manager. Since 2004, he has served as budget manager of IRSA. Mr. Lopez has also worked for Argentine company Estancias Unidas del Sud as its budget analyst and as accountant for Loma Negra. He received an accounting degree from the Universidad de Buenos Aires.

André Guillaumon: Mr. Guillaumon holds a bachelor’s degree in Agricultural Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) at Piracicaba, Brazil. In 1996, he began his career at Fertibrás S.A., where he worked directly in preparing and implementing fertilizer production and sales strategies. Mr. Guillaumon also represented Fertibrás S.A. in technical forums, such as the 25th International Fertilizer Management Seminar (Chicago, USA) and at the Fertilizer Quality Commission (ANDA).

Mario Aguirre: Mr. Aguirre earned a bachelor’s degree in Agricultural Engineering from Universidad Nacional del Centro de la Provincia de Buenos Aires. In 1987, he began his career at La Macedonia, chairing the agriculture and ranching businesses. In 1999, he joined Cresud, where he served as general director of the agricultural unit. Mr. Aguirre also worked at the company La Morocha S.A. as general technical director for 12,000 hectares, and at Agroedera S.A. as general manager for the restructuring of the agricultural and ranching sector involving 12,500 hectares.

Agreements with our Directors and Executive Officers

We are not party to any agreement or obligations involving the members of our board of directors and board of executive officers.

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, chairman of our board of directors, is the brother of director Alejandro G. Elsztain, a member of our board of directors.

B. Compensation

Pursuant to our bylaws, the total amount of the compensation paid to the members of our board of directors, fiscal council and executive officers, in the aggregate, is set annually at the general shareholders’ meeting. Our directors, pursuant to the recommendation of the compensation committee, will allocate the aggregate compensation among our executive officers and directors. Although our executive officers are entitled to fixed compensation and a bonus depending on individual milestones and company performance, the compensation of the board of directors and fiscal council is fixed. The bonus compensation is paid to our executive officers pursuant to annual profit sharing plans available to employees in general, including executive officers. The profit sharing plan of the company is revised on annual basis in order to update the criteria and milestones that will be applicable during the relevant fiscal year and approved by relevant union representatives. The plan sets forth general and individual criteria that are based on the overall performance of the company.

The aggregate compensation paid for the 2013 fiscal year to our executive officers and members of our board and fiscal council was R$7.7 million, comprised of a fixed amount of R$3.4 million and a bonus of R$1.5 million paid to our executive officers under our annual profit sharing plan and a special bonus of R$2.5 million paid to members of our board of directors. The bonus to the board was paid based on a recommendation of our compensation committee. In order to determine the amount of the special bonus, among other factors, the compensation committee and subsequently our board of directors considered the overall performance of our company during fiscal year ended June 30, 2013, the financial condition of our business and what they assessed as the effective contribution of each member of the board to the activities of the board of directors during such fiscal year. The fixed amount for our board of directors and fiscal council was R$801 thousand and for our officers was R$2.6 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plans

Our stock option plan was approved on October 29, 2008 for the benefit of the members of our board of directors, executive officers and selected employees and our directly and indirectly controlled entities, and is limited to 2.0% of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first issuance of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and may be exercised within three years thereafter. As of June 30, 2013 no stock options have been exercised. Our board of directors approved our second issuance of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vest on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third issuance of stock options under the plan on September, 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014 and may be exercised within three years thereafter. As of June 30, 2013 no stock options have been exercised under either the first, second or third issuance.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

Fiscal Council

Under Brazilian corporate law, the Conselho Fiscal, or fiscal council, is a corporate body independent of our management and our independent auditors. Its primary responsibility is monitoring management activities, reviewing our financial statements, and reporting its findings to our shareholders.

Under an exemption pursuant to Rule 10A-3 under the Exchange Act regarding the audit committees of listed companies, a fiscal council may exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian corporate law.

To comply with Rule 10A-3, the fiscal council must meet certain standards, including the following: (i) it must be separate from the full board of directors; (ii) no executive officer may be a member; and (iii) Brazilian law must set forth standards for the independence of the members. The fiscal council must also, to the extent permitted by Brazilian law, among other things: (A) be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing; (B) have the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties; and (C) receive appropriate funding from the company for payment of compensation to the external auditors and advisors as well as ordinary administrative expenses.

We have modified our fiscal council to comply with the exemption requirements. Accordingly, the fiscal council operates pursuant to its charter (regimento interno), which contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the applicable regulations and requirements of the SEC. Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot perform these functions. However, the fiscal council’s charter (regimento interno) provides the fiscal council with the authority to submit recommendations to the board of directors for the appointment or removal of the external auditors and their compensation.

Pursuant to our bylaws, our fiscal council is permanent. The fiscal council’s members are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be composed of three to five effective members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles.

In addition, minority shareholders representing a minimum of 10% of our voting shares are entitled to elect one fiscal council member and his or her alternate by a separate vote. Our fiscal council may not include members of our board of directors, or our board of executive officers, or our employees or of any subsidiary or a company under common control with us, or spouses or close family members of our directors and officers. Brazilian corporate law requires fiscal council members to receive as remuneration at least 10% of the average annual amount paid to our officers, which excludes benefits and other allowances, or profit sharing, if any.

Our fiscal council is currently composed of three members and alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of term of office
Fabiano Nunes Ferrari	Fiscal Council member	October 29, 2013	October 2014
Daniela Gadben	Fiscal Council alternate member	October 29, 2013	October 2014
Eduardo Tunchel	Fiscal Council member	October 29, 2013	October 2014
Gabriel Herscovici Junqueira	Fiscal Council alternate member	October 29, 2013	October 2014
Aloisio Kok	Fiscal Council member	October 29, 2013	October 2014
Alexandre Luiz de Oliveira de Toledo	Fiscal Council alternate member	October 29, 2013	October 2014

Below is a brief biography of each member and alternate member of our fiscal council:

Fabiano Nunes Ferrari holds a law degree from the Pontifícia Universidade Católica de São Paulo (PUC-SP) and is a partner at Suchodolski Advogados Associados law firm in São Paulo, specialized in the fields of corporate law, international law, foreign investments, mergers and acquisitions and contracts. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association.

Daniela Gadben holds a law degree from the Universidade de São Paulo (USP) and a LLM degree from the London School of Economics and Political Science (LSE). Ms. Gadben is associate at Suchodolski Advogados Associados law firm in São Paulo, acting in the fields of corporate law and international law.

Eduardo Tunchel holds a law degree from the Pontifícia Universidade Católica de São Paulo (PUC-SP) and a specialization in corporate law from Fundação Getúlio Vargas in São Paulo (FGV-SP). Mr. Tunchel is an associate at Suchodolski Advogados Associados law firm in São Paulo, working in the fields of corporate law, real-estate, international law and contracts, assisting foreign and domestic clients in corporate restructuring plans, commercial agreements and real-estate developments. Mr. Tunchel is also legal counsel for the Brazil-Israel Chamber of Commerce and Industry.

Gabriel Herscovici Junqueira holds a law degree from the Universidade de São Paulo (USP). Mr. Junqueira is an associate at Suchodolski Advogados Associados law firm in São Paulo, specialized in the fields of international law, corporate law, civil law and litigation with emphasis on alternative dispute resolution techniques. He is an honorary member of the Brazilian Arbitration Students’ Association (ABEARB) since its creation.

Aloisio Kok holds an economic degree from the Universidade de São Paulo (USP) and is a Member of the Fiscal Council at General Shopping Brasil S/A, a mall company in São Paulo specialized in the fields of planning, development and investment of shopping malls. Mr. Kok is also a Member of the Fiscal Council at BHG S/A Brazil Hospitality Group, first Brazilian company to operate in the real state segment specialized in tourism business. Mr. Kok has 27 years of experience in consumer credit, capital markets, finance, resource management and credit. Mr. Kok was an Alternate Member of the Fiscal Council of Paranapanema S.A.

Alexandre Luiz de Oliveira de Toledo holds a law degree from the Universidade de São Paulo (USP). Mr. Toledo has over 20 years of work experience with financial institutions, particularly capital markets. Mr. Toledo has worked in the legal departments of Bradesco and Schahin Cury S/A, among other banks, and has been a member of the fiscal council of several companies such as Sabesp, Ripasa, Plascar, UOL and others.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

D. Employees

The tables below show the evolution in our total number of our employees from 2011 to 2013:

	Number of in-house employees at June 30,
Location	2011	2012	2013
Head Offices/São Paulo	45	42	51
Cremaq Farm	25	32	38
Araucária Farm	9	10	12
São Pedro Farm	1	—	—
Alto Taquari Farm	5	5	4
Chaparral Farm	11	14	66
Nova Buriti Farm	3	3	3
Jatobá Farm	8	9	19
Preferência Farm	6	6	14
Horizontina Farm	6	10	12
Partnership I	—	6	10

Total	119	137	229

	Number of third-party serviceprovider employees at June 30,
Location	2011	2012	2013
Goiás	10	10	12
Mato Grosso	5	5	4
Bahia	25	35	109
Piauí	25	32	38
Maranhão	6	10	12
Minas Gerais	3	3	3

Total	74	95	178

All of our employees are located in Brazil, and we do not employ a material number of temporary employees.

Compensation and benefits

Our compensation policy for our employees is based on legal and market rates of compensation, as well as merit-based increases in individual employees’ compensation, based on individual goals set for such employees and administered and monitored by our human resources department. We are also party to agreements, entered into with unions representing our employees, providing for employee profit-sharing arrangements (programa de participação nos resultados), pursuant to which all of our employees receive annual bonuses based on our financial and operating results, as well as personal goals set for individual employees. Finally, we also seek to retain quality personnel through offering benefits such as health and dental care, life insurance, meal vouchers, transportation and lodging, as well as job and technical training and subsidies for post-graduate, business administration and language courses. We also employ security officers at each of our agricultural properties, in an effort to maintain safe working conditions for employees contracted through our third-party service providers, including through regular workplace safety training programs.

Relationship with unions

We believe that we have good relationships with our employees and the unions that represent them. We maintain relations with the several regional and local chapters of unions in the regions in which we operate, including the Union of the Workers for Real Estate Companies, São Paulo (Sindicato dos Empregados em Empresas de Compra Venda, Locação, Administração de Imóveis Residenciais e Comerciais de São Paulo, or SEECOVI), the Rural Workers’ Union (Sindicato dos Trabalhadores Rurais) in various states including Bahia, Piauí, Minas Gerais, Mato Grosso and Maranhão and the Federation of Agricultural Workers (Federação dos Trabalhadores na Agricultura) in Piauí and Bahia. As of the date of this Annual Report, 100% of our employees were represented by unions. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2013.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	SEECOVI(1)	Profit Sharing Program(4) Banco de horas(3)	06/30/2013 06/30/2014
Cremaq	Sind. Trab. Rurais de Baixa Grande do Ribeiro	Profit Sharing Program Banco de horas	06/30/2014 04/12/2014
Chaparral	FETAG-BA(2)	Profit Sharing Program Banco de horas	08/22/2013 08/22/2013
Jatobá	FETAG-BA	Profit Sharing Program Banco de horas	08/22/2013 08/22/2013
Partnership I	FETAG-BA	Profit Sharing Program Banco de horas	08/22/2013 08/22/2013
Preferência	FETAG-BA	Profit Sharing Program Banco de horas	08/22/2013 08/22/2013

(1)	Union of the Workers for Real Estate Companies, São Paulo (Sindicato dos Empregados em Empresas de Compra Venda Locação Administração de Imóveis Residenciais e Comerciais de São Paulo, or SEECOVI).
(2)	State of Bahia Federation of Agricultural Workers (Federação dos Trabalhadores Agricultura do Estado da Bahia, or FETAG-BA).
(3)	Refers to overtime compensation in accordance with Brazilian law.
(4)	Programa de Participação nos Resultados.

The Profit Sharing Program and Banco de Horas agreements mentioned on the table above that have expired are in the process of being renewed.

E. Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors and executive officers as of the date hereof.

Name	Number of Common Shares	Stock Options awarded and not exercised first, second, third issuance
Julio Cesar de Toledo Piza Neto	500	292,113
Gustavo Javier Lopez	0	177,213
André Guillaumon	0	177,213
Mario Enrique Aguirre	0	177,213
Eduardo S. Elsztain(1)	23,429,249	0
Robert Charles Gibbins	2,431,600	0
Alejandro G. Elsztain	100	0
Saul Zang	100	0
Isaac Selim Sutton	100	0
Gabriel Pablo Blasi	100	0
João de Almeida Sampaio Filho	100	0

(1)	Includes shares held of record by Cresud and Agro Investment. See “Item 7—Major Shareholders and Related Party Transactions.”

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plans.”

ITEM  7—MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of the date hereof.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(5)	Percentage (%) (including warrants)(5)
Cresud(1)	23,150,050	39.63	32,786,437	44.90
Agro Investment and Agro Managers(2)	160,750	0.28	1,478,563	2.02
J.P. Morgan Whitefriars(3)	4,408,000	7.55	4,408,000	6.04
Banco Fator S.A.	3,288,600	5.63	3,288,600	4.50
Elie Horn(4)	3,274,600	5.61	6,296,000	9.48
Elie Horn	634,300	1.09	634,300	0.87
Cape Town LLC	2,640,300	4.52	6,291,700	8.62
Directors and Officers (other than Mr. Eduardo Elsztain)	2,432,000	4.16	2,432,000	3.33
Treasury	89,900	0.14	89,900	0.00
Others	21,618,500	37.00	21,618,500	29.60
Total	58,422,400	100.0	73,028,000	100.0

(1)

As of September 30, 2013, Mr. Eduardo S. Elsztain is the beneficial owner of 37.94% of IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 39.02% of the capital stock of Cresud on a fully diluted basis. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to these shares.

(2)

Includes 19,300 shares held by Agro Investment, a company controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain) and 141,450 shares held by Agro Managers, a company jointly owned by Cresud (46.84%) and a number of Cresud’s employees—as a result of which, Mr. Eduardo Elsztain may deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Investment, and Cresud may be the deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Manager.

(3)

Such shares were acquired and are held as a hedge for a total return swap transaction involving the same number of our common shares entered into between J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Whitefriars Inc., and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a member of our board of directors. The swap transaction matures on January 20, 2014.Under the swap transaction, J.P. Morgan Whitefriars controls the sole power to vote and to dispose of the shares. J.P. Morgan Whitefriars is controlled by J.P. Morgan Chase & Co., a publicly held company.

(4)	Includes shares held by Elie Horn and Cape Town LLC. Elie Horn is the owner of the shares held by Cape Town LLC.
(5)

Gives effect to the potential issuance of 14,606,000 common shares in connection with the 256,000 first issuance warrants that may be exercised within sixty days. All warrants are held by our major shareholders. See “Item 10—Additional Information—Description of Outstanding Warrants.”

Controlling Shareholder

Cresud

Cresud was organized in December 1936 under the laws of Argentina. Cresud’s principal operating activities consist of the acquisition, development and sale of agricultural properties in Argentina, and the production of agricultural products. Its shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comércio de Buenos Aires) and on the Nasdaq (under the symbol CRESY).

As of the date of this Annual Report, Mr. Eduardo S. Elsztain is the beneficial owner of 29.4% of IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 38.3% of the capital stock of Cresud on a fully diluted basis. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

As a result of Cresud’s ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions may be attractive to both Cresud and us. In addition, four out of seven of our directors have been nominated by Cresud. This situation may give rise to conflicts of interest. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Other Major Shareholders

Elie Horn and Cape Town LLC

Elie Horn is the sole shareholder of E.H. Capital Management Ltd., which is the principal shareholder of Cape Town LLC, a company organized under the laws of the State of Delaware. Elie Horn is the president and controlling shareholder of Cyrela Brazil Realty S.A., and has more than 40 years of experience in constructing and management of commercial buildings in São Paulo and Rio de Janeiro, Brazil, as well as in selling and leasing luxury and high-technology business offices, and finally, to a lesser extent, in the leasing and management of shopping malls. In recent years, Mr. Horn has also been involved in the development of residential condominiums. Mr. Horn previously served as a member of our board of directors, elected at the general shareholders’ meeting held on October 27, 2011, and retired from the board on July 3, 2012.

Agro Investment and Agro Managers

Agro Investment and Agro Managers are companies organized under the laws of Argentina, controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain) and certain of Cresud’s employees. Agro Investment and Agro Managers hold 0.46% of our shares and 9.02% of our warrants.

JP Morgan Whitefriars Inc.

JP Morgan Whitefriars Inc. is a company with its principal place of business in England, United Kingdom and is controlled by J.P. Morgan Chase & Co.

J.P. Morgan Chase Bank, N.A. entered into a total return and swap, involving 4,408,000 of our common shares (representing 7.55% of our capital stock), with Autonomy Master Fund Limited. J.P. Morgan Whitefriars Inc., acting on behalf of J.P. Morgan Chase Bank, N.A., acquired 4,408,000 of our common shares as a hedge for such transaction. Under the swap, Autonomy Master Fund Limited pays J.P. Morgan Whitefriars Inc. a quarterly financing charge which varies based on a floating interest rate and is offset by any dividend payments J.P. Morgan Whitefriars Inc. may have received thereon. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LLP, which is controlled by Robert Gibbins, a member of our board of directors. Neither J.P. Morgan Chase Bank, N.A., J.P. Morgan Whitefriars Inc., nor any of their affiliates have exercised any voting rights with respect to the 4,408,000 shares acquired.

Banco Fator S.A.

Banco Fator S.A., or Fator, is a financial institution that offers financial products and services. Fator’s primary goal is to operate in the following markets: financial intermediation, asset management and corporate businees related to mergers, acquisitions, and corporate and finicial reestructuring. As of September 30, 2013, Fator held 3,288,600 of our shares, which amounts to a total of 5.63% of our capital stock.

Changes in Share Ownership

Purchase of Tarpon Agro LLC’s shares in us by Cresud

On October 20 and December 23, 2010, Cresud executed with Tarpon an addendum to the Share Purchase Agreement dated April 28, 2010, under which Cresud acquired, directly and indirectly, 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of its outstanding common stock and 64,000 First Issue Warrants and 64,000 Second Issue Warrants. Consequently, Cresud paid R$25.2 million on October 20, 2010, R$50.8 million on December 23, 2010 and R$52.5 million on April 27, 2011. Consequently, Cresud holds 20,883,916 shares, or 35.75% of BrasilAgro’s capital stock, and Cresud owns, directly and indirectly, 168,902 First Issue Warrants and 168,902 Second Issue Warrants, and therefore Tarpon no longer holds any securities of ours.

The table below sets forth the participatory interests of our principal shareholders before and after such transaction:

	Before the Transaction		After the Transaction
	Number of Common Shares	Percentage (%)	Number of Common Shares	Percentage (%)
Cresud	13,578,700	23.24	20,883,916	35.75
Tarpon Agro LLC	9,581,750	16.40	—	—
Elie Horn and Cape Town	3,274,500	5.60	3,274,000	5.61
Agro Investment	127,349	0.22	127,349	0.22
Agro Managers	141,450	0.24	141,450	0.24

Sale of our Common Shares by Credit Suisse Hedging-Griffo

On December 2, 2011, Credit Suisse Hedging-Giffro, or Griffo sold 3,785,765 of our common shares through the BM&FBOVESPA. Prior to the sale, Griffo held 4,656,265, or 7.96 % of our outstanding common shares. After the sale, it now holds 870,500, or 1.49 % of our outstanding common shares.

Purchase of our Common Shares by Tradewinds Global Investors, LLC

On December 7, 2011, Tradewinds Global Investors, LLC, or Tradewinds bought 9,613,500 of our common shares through the BM&FBOVESPA. Prior to the sale, Tradewinds held 3,012,200, or 5.15 % of our outstanding common shares. After such purchase, it now holds 9,613,500, or 16.46 % of our outstanding common shares.

Sale of our Common Shares by Tradewinds Global Investors, LLC

On March 30, 2012, Tradewinds sold 3,243,800 of our common shares through the BM&FBOVESPA. Prior to the sale, Tradewinds held 9,613,500, or 16.46 % of our outstanding common shares. After the sale, it now holds 6,369,700, or 10.90 % of our outstanding common shares.

On July 9, 2012, Tradewinds sold 2,966,100 of our common shares through the BM&FBOVESPA. Prior to the sale, Tradewinds held 6,369,700, or 10.90 % of our outstanding common shares. After the sale, it now holds 3,403,600, or 5.82 % of our outstanding common shares.

On August 22, 2012, Tradewinds sold 584,200 of our common shares through the BM&FBOVESPA. Prior to the sale, Tradewinds held 3,403,600, or 5.82% of our outstanding common shares. After the sale, it now holds 2,819,400, or 4.83 % of our outstanding common shares.

Purchase of our Common Shares by Banco Fator

On April 15, 2013, Fator bought 1,090,800 of our common shares through the BM&FBOVESPA. Prior to the acquisition, Fator held 1,995,700, or 3.42% of our outstanding common shares. After the acquisition, it now holds 3,086,500, or 5.28 % of our outstanding common shares.

B. Related Party Transactions

We adhere to the corporate governance practices recommended and required under applicable law, including under the rules and regulations of the Novo Mercado and the BM&FBOVESPA and Brazilian corporate law.

Decisions made regarding our operations are supervised by our board of directors and fiscal council, when active, in accordance with our bylaws and applicable law. Our bylaws provide that provision of services and consulting contracts entered into among us or our affiliates, on the one hand, and shareholders that, individually or in the aggregate, own at least 10% our capital stock of 10% or greater, shall be submitted by our board of directors for the approval of our general shareholders’ meeting.

Contracts entered into with related parties are negotiated individually and are analyzed in comparison with the market conditions of the applicable region. Along these lines, all transactions entered into with related parties should be documented, including their principal terms such as price, term limit, interest rates, and the respective rights and obligations of the parties, and such terms should be consistent with those prevailing in the market.

We, our shareholders, our directors and officers, and the members of our fiscal council, when active, should submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the BM&FBOVESPA, the provisions of Brazilian corporate law, our bylaws, the rules of the CMN and the Central Bank, the regulations of the CVM and the BM&FBOVESPA and other rules generally applying to the Brazilian capital markets. Any such dispute should be settled by arbitration carried out before BM&FBOVESPA Arbitration Chamber.

According to Chapter 12 of these Rules, the parties may consent to agree to use another arbitration chamber or forum to resolve their disputes.

Former Shareholders’ Agreement

On July 3, 2012, we informed investors and the market that our shareholders party to our former Shareholders’ Agreement decided to terminate such agreement. Accordingly, at the date of this annual report, such former Shareholders’ Agreement is no longer effective and no longer binds any of the persons that were parties thereto. The principal provisions of such agreement, as previously but no longer in effect, are summarized below.

Our former Shareholders’ Agreement had been entered into on March 24, 2006 between Cresud, Elie Horn and Cape Town LLC, and our former shareholders Tarpon Investimentos S.A. and Tarpon Agro LLC. Such agreement provided for certain terms and conditions for, among other matters, joint management of our company, exercise of voting rights, and the purchase and sale of shares of our capital stock. As a result of (i) the transfer of all of our shares formerly held by Tarpon Investimentos S.A. and Tarpon Agro LLC to Cresud, and (ii) the purchase of our shares by Helmir S.A., a company controlled by Cresud, Cresud, Helmir S.A., Elie Horn and Cape Town LLC were the remaining parties to our former Shareholders’ Agreement.

Our former Shareholders’ Agreement provided for joint management of our company by Cresud, on the one hand, and Elie Horn and Cape Town LLC, on the other hand. If our board of directors consisted of nine members, three directors were required to be independent, Cresud had the right to elect up to three of our board members and Elie Horn, jointly with Cape Town LLC had the right to elect up to three of our board members. In case our board of directors consisted of less than nine members, a minimum of 20% of the members were required to be independent and Cresud and Elie Horn, jointly with Cape Town LLC had the right to elect the same number of directors to our board among the remaining positions.

For purposes of the decision-making and the exercise of voting rights at our shareholders’ meetings, Cresud, Elie Horn and Cape Town LLC were required under such former Shareholders’ Agreement to cast their votes at our shareholders’ meeting in agreement with any such vote whereby our shareholders owning seventy-five percent (75%) or more of our shares bound by our former Shareholders’ Agreement had voted in agreement, in the case of the following matters: (i) any change in the compensation of our directors or officers; (ii) any capital increase in excess of our authorized capital, any capital reduction or any issue of securities to be authorized by the shareholders in accordance with our bylaws; (iii) any conversion, consolidation, merger or spin-off of, with or into us; (iv) any petition for bankruptcy or judicial recovery to be filed by us; and (v) any amendment to our bylaws, among other matters.

In addition, Cresud, Elie Horn and Cape Town LLC had also agreed under such agreement to cause the directors appointed by them to vote in agreement with any such vote whereby our shareholders owning seventy-five percent (75%) or more of our shares bound by such former Shareholders’ Agreement had voted in agreement, in the case of the following matters: (i) election or removal of our officers; (ii) sale, purchase, lease, exchange, transfer or other disposal or acquisition, directly or indirectly, of our tangible or intangible assets; (iii) any assumption of financial or other obligations by us in excess of R$700,000; (iv) approval of our annual and semi-annual budget, strategic plans, expansion and investment plans; (v) capital increase up to our authorized capital; (v) replacement of our independent auditors; (vi) calculation and distribution of our dividends and other earnings; (vii) engagement in any group of companies, joint ventures or strategic alliances by us or any of our subsidiaries; (viii) establishment, liquidation, purchase or sale of any company or any of our subsidiaries, among other matters.

Lastly, our former Shareholders’ Agreement also afforded the parties thereto a right of first refusal with respect to transfers of each other’s shares.

Rural Lease Agreements

Imobiliária Araucária (Lessor)

On June 1, 2007, we entered into a lease agreement with our wholly owned subsidiary Imobiliária Araucária to lease Araucária farm, an agricultural property located in the Municipality of Mineiros in the State of Goiás, for agricultural and livestock raising purposes. The annual lease payment price is indexed to the value of seven bags of soybean per planted hectare in the leased area. The term of the lease is two complete six-year cycles of sugarcane crop. On March 20, 2008, we extended the term of such lease for one or two additional agricultural cycles, depending on sugarcane productivity prospects for such additional cycles. Due to the sale of 394,077 hectares of Araucaria farm, on April 25, 2013, the lease agreement was amended to reduce the leased area to 9.288,3429 hectares, of which 6,895 hectares are arable.

The above lease may be terminated by either party upon 180 days prior written notice.

Imobiliária Cajueiro (Lessor)

On January 2, 2008, we entered into a lease agreement with our wholly owned subsidiary Imobiliária Cajueiro to lease 5.000 hectares of the Chaparral farm, an agricultural property located in the Municipality of Correntina, in the state of Bahia for agricultural and livestock raising purposes. Currently the leased area is 23.300 hectares and the term of the lease is 15 years, and the annual lease price is indexed to a value to a price ranging from zero to five bags of soybean per planted hectare in the leased area per year. The lease may be terminated by either party upon 180 days prior written notice.On November 25, 2009, we entered into a second lease with Imobiliária Cajueiro for the Preferência farm, a 4,766 hectare property located in the Municipality of Barreiras in the State of Bahia for agricultural and livestock raising purposes. The term of the lease is ten years, which term will commence once certain conditions are met. The lease may be terminated by either party upon 30 days prior written notice.

Imobiliária Ceibo (Lessor)

On May 25, 2010, we entered into a lease agreement with our wholly owned subsidiary Imobiliária Ceibo for the Horizontina Farm, for 8,500 hectares of the agricultural property located in the Municipality of Tasso Fragroso in the State of Maranhão, for agricultural and livestock raising purposes. The term of the lease is 15 years, and the annual lease price indexed to a price ranging from zero to five bags of soybean per planted hectare in the leased area per year. The lease may be terminated by either party upon giving 180 days prior written notice. Due to the sale of the farm, the lease agreement was terminated on July 31, 2013.

Imobiliária Cremaq (Lessor)

On June 1, 2007, we entered into a lease agreement with our wholly owned subsidiary Imobiliária Cremaq for the Cremaq farm, for 20,715 hectares of the agricultural property located in the State of Piauí, for agricultural purposes. On May 10, 2013, the lease agreement was amended to reduce the leased area to 17.514 hectares. The term is 18 years, and the annual lease price indexed to a price ranging from zero to five bags of soybean per planted hectare in the leased area per year. The lease may be terminated by either party by giving 180 days prior written notice.

Imobiliária Mogno (Lessor)

On September 1, 2007, we entered into a lease agreement with our wholly owned subsidiary Imobiliária Mogno for the Alto Taquari farm, for 5,266 hectares of the agricultural property located in the Municipality of Alto Taquari in the State of Mato Grosso, for agricultural purposes. The annual lease payment price is indexed to the value of seven bags of soybean per planted hectare in the leased area. The term is two complete six-year cycles of sugarcane crop. On April 7, 2008, we extended the term of such lease to provide for another one to two agricultural cycles, depending on sugarcane productivity prospects for such additional cycles. The lease may be terminated by either party upon 180 days prior written notice.

Jaborandi Propriedades Agrícolas S.A. (Lessor) and Jaborandi Agrícola Ltda. (Lessee)

“On June, 11, 2007, Imobiliária Jaborandi Ltda. (current company name of Jaborandi Propriedades Agrícolas S.A.) and Jaborandi Agricola Ltda. entered into a lease agreement relating to the Jatobá farm, for 31,605 hectares of the agricultural property located in the Municipality of Jaborandi in the State of Bahia. The term is 12 crop years, and the annual lease price is indexed to a value ranging from zero to seven point nine bags of soybean per planted hectare in the leased area per year in the first eight years, which index will be adjusted, based on market prices, during the ninth through twelfth years.

The lease agreement may be terminated by either party in the event of default of any of the obligations, if the default is not cured within thirty (30) days after receiving notification by the affected party. Additionally, the contract may be terminated in the event of sale, transfer or other disposition of all or part of the leased area, with the partial rescision of the lease agreement with respect to such area and the continuatino of the remainder of the contract in full force with respect to the remaining area.

Cresud Agreement

On August 31, 2008, Brasilagro and Cresud signed an agreement for three months, for R$241,600, to provide services necessary for the organization and training of staff working in Brasilagro’s department of purchasing and logistics and for the coordination of purchase of raw materials to be used in the 2007/2008 harvest. The contract was signed in Argentine Pesos, being the exchange rate: R$1.00 = ARS$1.819 on August 31, 2008.

7.C Interests of experts and counsel

Not applicable.

ITEM  8—FINANCIAL   INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2013, we were plaintiffs or defendants in 71 pending legal and administrative proceedings, of which 4 are environmental proceedings, 44 are labor proceedings, 3 are tax proceedings, 19 are civil proceedings and 1 is a criminal proceeding.

As of June 30, 2013, we maintain total provisions of R$4.8 million corresponding to probable losses. We believe that our provisions for contingencies are sufficient to cover probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our counsels. Our provisions are currently allocated to our labor and environmental proceedings. We do not expect probable losses to result from our civil, tax and criminal proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2013, we have identified the following material contingencies in view of the adverse effects that could eventually affect our activities and/or the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings involving amounts exceeding R$500,000).

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by Mr. José Pereira de Souza and others in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense and await the decision. The total amount involved in the claim is R$2.7 million and our chance of loss is estimated as possible. If we are unsuccessful we could be required to relinquish the equivalent of 2,561,681 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding.

We are co-defendants in an action for damages brought on March 14, 2013 by Liliana Marchio Silva, widow of Hailton Paz da Silva, who died in a car accident on August 29, 2011 involving a truck used by one of our services providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We have filed our defense on March 19, 2013 and we are awaiting for an interlocutory decision so that evidence can be presented by the parties. The total amount involved in the suit, as claimed by the plaintiff, is R$938,400 and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Imobiliária Ceibo Ltda is a defendant in a real estate claim brought in November, 2012 before the judicial district of Tasso Fragoso, State of Maranhão, by Alarico Pereira de Castro and his wife. The plaintiffs claim ownership of 313 hectares of land, allegedly held under the record no. 296 of the Real Estate Registry Office of Tasso Fragoso, claimed to be located within the perimeter of Fazenda Horizontina Leste I and II. Our defense was filed on February 15, 2013, affirming that (i) the record no. 296 held by the plaintiffs is null and (ii) Imobiliária Ceibo Ltda and its predecessors have exercised possession and domain for decades in the area claimed by the plaintiffs (which also supports a subsidiary defense thesis of adverse possession by Imobiliária Ceibo Ltda). The suit is awaiting for trial and our chances for loss have been classified as remote. We have not made any provision in connection with this proceeding.

In addition, our subsidiary Imobiliária Ceibo Ltda is a defendant in a lawsuit that seeks annulment of a legal act, filed in February 2013 before the judicial district of Tasso Fragoso, State of Maranhão, by Romulo Chaves Molina and his wife. The plaintiffs claim they own 948 hectares of land, which would be superimposed on the Fazenda Horizontina Leste III. They also claim that Fazenda Horizontina Leste I, II and III had their area increased after the georeferencing process in approximately 3,303 hectares without administrative approval. The trial court has suspended title to the deeds of Fazenda Horizontina Leste I, II and III. In March, 2013, the plaintiffs filed lawsuit seeking the (i) annulment of a certification by INCRA and (ii) the cancelation of the recorded deeds to Fazenda Horizontina Leste I, II and III. Proper defense was filed and the case is pending. Our chances of loss have been classified as remote. We have not made any provision in connection with this proceeding.

Taxation Proceedings

We and our subsidiary Jaborandi Ltda. are plaintiffs in a proceeding filed on July 29, 2011 against the federal taxation authorities, alleging the unconstitutionality of certain taxation legislation requiring us to make certain contribution payments based upon our gross revenue deriving from the commercialization of our agricultural production, and arguing that the correct basis for the determination of our obligations is based upon our payments made to our employees. The amount in question consists of reimbursements for past contributions paid, and a discharge of obligations to be paid in the future. A favorable outcome in this proceeding, which we estimate as possible, would be of substantial benefit to us over the long term. In the case of an unfavorable outcome, we would continue to make such contributions as currently made.

In June, 2012, we filed an administrative procedure before the Internal Revenue Service in order to revert a decision against us and, consequently, recognize certain credit rights and approve compensations previously declared by us. The amount of credit rights used for our compensation was R$6.2 million, mainly regarding 2006 income tax payments. The amount related to this proceeding in event of loss as of June 30, 2013 is R$10.4 million (penalties and interests included). On August 29, 2013, the Internal Revenue Services partially reverted the decision, remaining only four compensations not integrally reverted, which were fully paid on September 24, 2013.

In May, 2013, we filed an administrative procedure before the Internal Revenue Service in order to revert a decision that partially recognized credit balance on our Corporate Income Tax from the fourth quarter of 2007. The amount related to this proceeding is R$2.4 million, as of June 30, 2013. Our chances of loss have been classified as possible and, for this reason, we have not made any provision in connection with this proceeding. Until the filing date of this form, we were not able to estimate when this procedure will be decided.

Labor Proceedings

In June of 2011, our Chaparral Farm was inspected by the Group of Mobile Inspection of the Ministry of Labor and Employment. The inspection resulted in 33 infraction notices against us alleging labor practices allegedly committed by two of our third party service-providers, which we hired in connection with soil preparation on our farm. Such infractions related to labor rules with respect to security, medicine, hygiene and health. A report was also prepared based on such inspection, alleging that the employees of our third-party service providers were subject to degrading labor conditions. We contested such allegations in the respective administrative proceedings; however, in June 2012, these 33 infraction notices and report were considered valid by the Ministry of Labor and Employment, and we were charged with administrative penalties totaling R$132,817.72 as of June 30, 2012. We filed claims in labor courts in Brazil and made a judicial deposit of these penalty amounts. On August 14, 2012, a trial judgment was rendered declaring 32 out of these 33 infraction notices and report null and void. The one claim that was considered valid by the trial judgment related solely to alleged safety issues relating to the recycling and reutilization of empty bottles and other packages of pesticides. As a result of this one claim, R$3,215.34 of the total amount deposited with courts will become due and payable. As part of the trial judgment, the Ministry of Labor and Employment was prohibited from registering us in the registry of companies that subject workers to degrading labor conditions and from recording the fines relating to the infraction notices declared null and avoid as obligations in the books and records of the Brazilian Federal Government. The Brazilian Office of the Solicitor-General, representing the interest of the Ministry of Labor and Employment, appealed the trial judgment on October 10, 2012. After our defense, which was timely presented, the appeal was dismissed, maintaining the decision that annuled 32 of the 33 violation notices against us. However, on July 17, 2013, the Solicitor-General appealed to the Superior Labor Court and a decision about the appeal’s admisibility is pending.If such appeal is successful, in addition to the monetary amount that has already been deposited, we could have such infraction registered and published by the Ministry of Labor and Employment in its registry of companies that subject workers to degrading labor conditions. If we were added to such registry of companies, various government agencies and financial institutions would receive notification, including BNDES and Banco do Nordeste do Brasil S/A, which would in turn makes us ineligible to draw down financing disbursements from the credit facilities that we have obtained directly or indirectly from such government agencies, and would also constitute an event of default under such credit facilities. Our chances of loss have been classified as remote. We have not made any provision in connection with this proceeding.

We are subject to an investigation on the part of the public prosecutor from the Ministry of Labor of the State of Piaui for executing employment contracts with outsourced service providers. The investigation pertains to the validity of such contracts, which may be alleged to be invalid on the grounds that the activities performed constituted aspects of our core business, which under Brazilian law may not be outsourced to third-party service providers. The investigation began on April, 26, 2011, since which date we have had two hearings with the public prosecutor. We await the conclusion of the investigation, upon which the public prosecutor may dismiss the case, propose the execution of a

Conduct Adjustment Agreement or file a public civil action against us. We have not made any provision in connection with this investigation, since there is no specific monetary claim in connection thereto.

We are subject to an investigation on the part of the public prosecutor from the Ministry of Labor of the State of São Paulo for executing employment contracts with outsourced service providers. The investigation pertains to the validity of such contracts, which may be alleged to be invalid on the grounds that the activities performed constituted aspects of our core business, which under Brazilian law may not be outsourced to third-party service providers. We have had two hearings with the public prosecutor. We await the conclusion of the investigation, upon whichthe public prosecutor may dismiss the case, propose the execution of a Conduct Adjustment Agreement or file a public civil action against us. We have not made any provision in connection with this investigation, since there is no specific monetary claim in connection thereto.

We are defendants in approximately 23 labor claims filed by former employees of Skala, a company that has rendered services to us in the past, relating to disputes regarding the recognition of employment relationships, overtime, and damages, among others. We believe these claims are relevant to the extent that one unfavorable decision in respect to any individual claim may be used as precedent for others, which may result in other unfavorable decisions to us.

We are co-defendants on a labor claim brought on June 28, 2013, by Odete Pereira de Souza, widow of Kleber Pina de Almeida, who died on a work related accident on August 30, 2012, within our Araucaria farm. The deceased was an employee of the company Luiz Roberto Gonçalves Cia. Ltda, hired by us to cut, load and transport sugar-cane. The total amount related to this procedure, allaged by the plaintiff, is R$1.4 million, of which R$158 thousand was provisioned and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

Environmental Proceedings

We are defendants in an environmental administrative claim filed on November 25, 2009 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (IBAMA) involving the total historical amount of R$3,213 thousand and a total amount of R$3,994 thousand as of June 30, 2013, under the argument that we have deforested a permanent preservation area. The IBAMA notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected, and we transferred R$2.4 million to the court deposit. We expect to file lawsuit against IBAMA aiming to cancel the infraction notice which originated the debt. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013 we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to the placement of the court deposit, the payment of the fine is suspended until final judgment in the case. Considering there has been an unfavorable decision on an administrative level, our chances of loss have been considered possible.

Criminal Proceedings

André Guillaumon, one of our executive officers, is a defendant in a criminal proceeding filed on January 10, 2011 by the Public Prosecutor’s Officer of the State of Mato Grosso, for alleged degradation and formation of erosion holes on Santo Antônio farm. In June, 2013, an acquittal was issued and, until the filing date of this report, we have not received any notice of appeal by the Public Prosecutor’s Officer. It is estimated that the chance of loss with respect to this proceeding is remote.

Administrative Proceedings involving our Directors or Officers

In July 2010, the Superintendencia de Instituciones Financieras de Argentina, the “Argentine Central Bank,” initiated an administrative investigation against Banco Hipotecário, S.A. pursuant to Argentine regulations, all directors of may be named in such a proceeding, and therefore such proceeding included Banco Hipotecario S.A.’s entire board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such investigation, the Argentine Central Bank alleged that Banco Hipotecário S.A. may have violated foreign exchange regulations as a result of its repurchase between February 2004 and June 2005 of certain of its bonds that remained outstanding after Banco Hipotecário S.A.’s 2004 debt restructuring. Violations of such foreign exchange regulations are potentially punishable with penalties and fines that can be significant. Once the Argentine Central Bank investigation is completed, if warranted, the matter could be referred to a special Argentine court for economic matters which could conduct a full trial and has the power to impose the aforementioned penalties and fines. In October 2010, Banco Hipotecário and the members of its board of directors filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Since August 2013, the trial period has been opened. Banco Hipotecário has submitted an appeal for the reversal of a resolution of the Argentine Central Bank pursuant to which certain evidences were not admitted. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecário and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

In May 2011, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecário S.A. and its board of directors. Pursuant to Argentine regulations, all directors of may be named in such a proceeding, and therefore such proceeding included Banco Hipotecário S.A.’s entire board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such proceeding, the Argentine Central Bank alleged that Banco Hipotecário S.A. had extended loans to the nonfinancial public sector without the previous authorization of the Argentine Central Bank, through an inadequate credit policy exceeding the limits of the apportionment of credit risk with respect to the nonfinancial public sector and, with respect to transactions with counterparties, excessive demands of assets in guarantee, insufficient minimum capital requirements, and objections with respect to accounting practices. In May 2011, Banco Hipotecário and the members of its board of directors filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecário and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

In April 2012, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecário, S.A. and its members of the board of directors. Pursuant to Argentine regulations, all directors may be named in such a proceeding, and therefore such proceeding included Banco Hipotecário S.A.’s entire board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such proceeding, the Argentine Central Bank alleged that Banco Hipotecário S.A. has acquired silver bars with funds from its Exchange General Position violating certain Argentine Central Bank regulations. In September 2012, Banco Hipotecário and the members of its board of directors filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Since August 2013, the trial period has been opened. Banco Hipotecário has submitted an appeal for the reversal of a resolution of the Argentine Central Bank pursuant to which certain evidences were not admitted. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecário and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

In August 2012, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecário S.A. and its Chairman, Eduardo Elsztain, alleging the submission of certain documents related to the appointment of members of the board of directors out of term. In September 2012, Banco Hipotecário filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecário and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

In September 2012, the Argentine Central Bank initiated an administrative investigation against the members of the board of directors of Banco Hipotecário S.A. (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such proceeding the Argentine Central Bank alleged certain irregularities in the affidavits submitted by several members of the board of directors. In November 2012, a response to the allegations was filed, asking for dismissal of the proceedings. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecário’s directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

In November 2012, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecário S.A. and the members of the board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors) alleging Banco Hipotecário S.A. has not accomplish with certain minimum rules of intern control established in Argentine Central Bank regulations. In February 2013, Banco Hipotecário filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecário and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

Distributions to Shareholders

Amounts Available for Distribution

At each annual shareholders’ meeting, our board of directors is required to submit to shareholder approval its proposal on the allocation of our net income for the preceding year. Pursuant to Brazilian corporate law, the proposal of the board of directors has to be evaluated by the fiscal council (conselho fiscal), if in operation. Brazilian corporate law defines “net income” for any fiscal year as the results in a given year after the deduction of accrued losses from prior years, the provisions for income and social contribution taxes for that year, and any amounts allocated to profit-sharing payments to the employees and management (provided, however, that such payments will only be disbursed after payment of the mandatory dividend to the company’s shareholders). All calculations in connection with net income and its allocation to reserves are based on the audited financial statements for the preceding fiscal year.

Our bylaws provide that an amount equal to at least 25.0% of our adjusted net income for any given year should be available for distribution as a mandatory dividend or interest attributable to shareholders’ equity. Adjusted net income is calculated by adjusting net income as follows: (i) deducting amounts allocated to legal reserve, statutory reserve, contingency reserve, retained earnings and unrealized profit reserve, as applicable; (ii) adding amounts reversed from the contingency reserve; and (iii) adding unrealized profit reserve amounts, upon their realization and if not offset by subsequent losses, if any. Such amount represents the minimum mandatory dividend, or mandatory dividend. The allocation of amounts to the mentioned reserves cannot be made to the detriment of the payment of the mandatory dividend. Moreover, the minimum mandatory dividend may be limited to the ‘realized’ portion of net income. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our financial statements prepared in accordance with Brazilian corporate law. For more information, see “Item 18—Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity” below.

Reserve Accounts

Corporations subject to Brazilian corporate law usually have two main categories of reserve accounts, which may be used for purposes of dividend payments: income reserve accounts and capital reserve account.

Income Reserve Accounts

Pursuant to Brazilian corporate law, our income reserve accounts are comprised of the legal reserve, unrealized profit reserve, contingency reserve, discretionary reserves and profit retention reserve. As of June 30, 2013, we had no funds allocated to an unrealized income reserve.

The balance of the profit reserves, except the balances of contingency, fiscal subsidies and unrealized profit reserves may not exceed the amount of our capital stock. In case of excess, our shareholders shall decide at a shareholders’ meeting whether the excess amount will be used to pay or increase our capital stock or pay dividends.

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. Therefore, it is not available for the payment of dividends. As of June 30, 2013, we had R$413 thousand allocated as legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2013, we had no contingency reserve allocated.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at the shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2013, we had no fiscal subsidies reserve allocated.

Unrealized profits reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to the unrealized profits reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded in the unrealized profit reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2013, we had no unrealized profit reserve allocated.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2013, we had R$1.9 million discretionary reserves allocated.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes: (i) to offset losses that exceed the retained earnings and profit reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2013, we had R$3.4 million allocated to a capital reserve.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

Brazilian corporate law requires that the bylaws of a Brazilian company specify a minimum percentage of the available income for the annual distribution of dividends, known as mandatory dividend, which must be paid to shareholders as either dividends or interest attributable to shareholders’ equity. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to Brazilian corporate law. Under our bylaws, a minimum of 25.0% of our adjusted net income should be intended for the distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference should be recorded as unrealized income reserve. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian corporate law. The mandatory dividend may also be paid as interest attributable to shareholders’ equity, in which event it is deemed a deductible expense for purposes of income and social contribution taxes on revenue.

In addition, our board of directors may advise our shareholders that additional dividends may be distributed from other income or reserves legally available for distribution. Brazilian corporate law allows, however, a company to suspend such dividend distribution if its board of directors reports at our annual shareholders’ meeting that the distribution would be inadvisable given the company’s financial condition. The fiscal council, if in place at the time, should review any suspension of the mandatory dividend. In addition, our management should submit a report to the CVM setting forth the reasons for the suspension. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as dividends as soon as the financial condition of the company should permit such payment.

Our board of directors may distribute interim dividends on the basis of monthly, by-monthly, quarterly or semi-annual financial statements. Our dividend policy has to observe at all times the mandatory dividend required under Brazilian corporate law.

Shareholders have a three-year period from the date of the payment to claim the dividends or interest attributable to shareholders’ equity with respect to their common shares, as applicable, after which the aggregate amount of any unclaimed amounts legally reverts to us.

Dividends

The distribution of dividends in any given fiscal year is proposed by our management officers (Diretoria) to the board of directors, which then submits a detailed proposal to the shareholders’ meeting. In preparing this proposal, the board of directors will take into account our business strategy, investment plans, financial condition and the recommendations of the fiscal council. The proposal for distribution of dividends is then submitted to our annual shareholders’ meeting, in which a majority of the voting shareholders is necessary to approve it. We may distribute additional dividends if so deemed adequate by our board of directors in view of our capital structure. Our board of directors may revise or modify our dividend policy at any time.

We are required by Brazilian corporate law and our bylaws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of common shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution established another payment date, which, in any event, must occur before the end of the year in which the dividend is declared. Our bylaws do not require that dividend payments be adjusted for inflation.

Interest attributable to Shareholders’ Equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest attributable to shareholders’ equity to shareholders, and to treat those payments as deductible expenses for purposes of calculating corporate income tax and the social contribution tax. The amount of the tax deduction in each year is limited to the greater of (i) 50.0% of our net income (before the distribution and after social contribution and income taxes and before any interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and (ii) 50.0% of our accumulated profits and income reserves at the beginning of the relevant period. The rate applied in calculating interest attributable to shareholders’ equity cannot exceed the pro rata daily variation of the TJLP.

Payments of interest attributable to shareholders’ equity to our shareholders, whether or not residing in Brazil, are subject to Brazilian withholding tax at the rate of 15.0%. A tax rate of 25.0% applies if the shareholder receiving such interest attributable to shareholders’ equity resides at a tax haven jurisdiction, which is defined as a country where income tax is not levied, or levied at a maximum rate lower than 20.0%, or a country where local laws restrict disclosure of equity or investment ownership. See “Item 10—Additional Information—Taxation—Material Brazilian Tax Considerations—Income Tax—Interest on Shareholders’ Equity.”

Amounts paid as interest attributable to shareholders’ equity, net of withheld income tax, can be taken into consideration for purposes of distribution of the mandatory dividend. If a distribution of interest attributable to shareholders’ equity in any given fiscal year is not recorded as part of the mandatory dividend distribution, we will not withhold the applicable income tax, which will have to be paid by our shareholders.

Pursuant to Law No. 9,249, dated December 26, 1995, as amended, interest attributable to shareholders’ equity paid or payable to our shareholders should be computed in our results for the year under financial expenses. For purposes of the presentation of financial statements, however, these amounts revert to the statement of income charged to accumulated earnings as profit distribution.

Recent Dividend Payments

As of June 30, 2012 and 2011, there was no distribution of dividends to our shareholders as our net income for the years ended June 30, 2011 and 2012 was used to absorb accumulated losses and we recorded a loss for the year ended June 30, 2010. The distribution of dividends for the year ended June 30, 2013 was approved in our shareholders’ meeting held on October 29, 2013, in the amount of R$5.9 million, or R$0.10 per share.

B. Significant Changes

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report on Form 20-F.

ITEM  9—THE OFFER AND LISTING

A. Offer and listing details

Price History of our Common Shares and ADRs

Our common shares began trading on the Novo Mercado market segment of the BM&FBOVESPA on May 15, 2006 under the symbol AGRO3. The ISIN for our common shares is BRAGROACNOR7.

The following table shows the low, high and average trading price of our common shares for the five most recent full financial years:

	BM&FBOVESPA
For the year ended	High	Average	Low
	(in R$ per common share)
2009	11.25	8.08	5.00
2010	11.00	9.52	7.99
2011	11.50	10.01	8.25
2012	10.45	8.80	6.72
2013	11.63	10.24	9.45

Source:	Bloomberg

The following table shows the low, high and average trading price of our common shares for each calendar quarter since July 1, 2011:

	BM&FBOVESPA
Three-month calendar period:	High	Average	Low
	(in R$ per common share)
Third quarter 2011	10.45	9.94	9.10
Fourth quarter 2011	9.66	8.96	8.25
First quarter 2012	10.45	9.62	8.00
Second quarter 2012	8.06	7.57	6.72
Third quarter 2012	9.61	8.58	7.53
Fourth quarter 2012	10.08	9.49	8.80
First quarter 2013	10.30	9.95	9.50
Second quarter 2013	11.63	10.38	9.45
Third quarter 2013	11.35	10.08	9.07

Source:	Bloomberg

The following table shows the low, high and average trading price of our common shares for each month during the previous six months:

	BM&FBOVESPA
One-month calendar period:	High	Average	Low
	(in R$ per common share)
April 2013	10.03	9.80	9.45
May 2013	10.90	10.13	9.82
June 2013	11.63	11.21	10.68
July 2013	11.10	10.52	10.00
August 2013	11.35	9.97	9.07
September 2013	10.19	9.76	9.50

Source:	Bloomberg

In September, 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.”

On November, 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on New York Stock Exchange (NYSE) under the symbol “LND”.

The following table shows the low, high and average trading price of our ADR’s for each year since were listed:

	NYSE
For the year ended	High	Average	Low
	(in US$ per common share)
2012	4.90	4.57	4.40
2013	5.38	4.81	3.84

Source:	Bloomberg

The following table shows the low, high and average trading price of our ADR’s since were listed:

	NYSE
Three-month calendar period:	High	Average	Low
	(in US$ per common share)
Fourth quarter 2012	4.90	4.57	4.40
First quarter 2013	5.27	5.00	4.80
Second quarter 2013	5.38	5.03	4.72
Third quarter 2013	5.01	4.45	3.84

Source:	Bloomberg

The following table shows the low, high and average trading price of our ADR’s for each month during the previous six months:

	NYSE
One-month period	High	Average	Low
	(in US$ per common share)
April 2013	5.19	4.97	4.72
May 2013	5.18	5.00	4.85
June 2013	5.38	5.12	4.73
July 2013	5.01	4.74	4.64
August 2013	4.90	4.31	3.84
September 2013	4.55	4.26	4.00

Source:	Bloomberg

As of June 30, 2013, the 9,154,645 ADRs under this Annual Report represent our common shares, with no par value, and which are registered in Brazil. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

Investments in our Common Shares by Non-residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 and CVM Instruction 325.

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a Brazilian stock, futures or organized OTC market. Investments and remittances outside Brazil of gains, dividends, profits or other payments derived from our common shares are made through the foreign exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized OTC markets licensed by the CVM.

Foreign direct investors under Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains. See “Item 10—Additional Information—Taxation—Material Brazilian Tax Considerations—Income Tax—Gains.”

A foreign direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

IOF/Exchange Tax

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Effective as of October 20, 2009, IOF/Exchange Tax for any investment made by Non-Resident Holders (as defined in “Item 10—Additional Information—Taxation—Material Brazilian Tax Considerations”) in the Brazilian financial and capital markets and transactions related to the constitution of initial or additional guarantee margins before BM&FBOVESPA was increased from zero to 6.0%, except for, among others, certain variable income transactions carried out within BM&FBOVESPA and those related to equity investments in initial public offerings of shares in a transaction carried out within BM&FBOVESPA, under a subscription of or shares and in case of an IPO.

The outflow of resources from Brazil related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets remains subject to IOF/Exchange at a zero percent rate. In any case, the Brazilian executive branch may increase such rates at any time, up to 25.0%, with no retroactive effect.

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the BM&FBOVESPA

In 2000, Bolsa de Valores de São Paulo was reorganized through the execution of a memorandum of understanding by the Brazilian stock exchanges and assumed all of the shares traded in Brazil. In 2007, the Bolsa de Valores de São Paulo was subject to a corporate reorganization, by which, among other things, the quotas issued by it were transferred to BOVESPA Holding S.A. and Bolsa de Valores de São Paulo S.A—BVSP. The operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros—BM&F S.A. were subsequently integrated, resulting in the creation of the BM&FBOVESPA. In late 2008, the Bolsa de Valores de São Paulo—BVSP and the Companhia Brasileira de Liquidação e Custódia were merged into the BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil.

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during daylight savings time in Brazil, on an electronic trading system called Megabolsa. Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional broker dealers and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

In order to maintain control over the fluctuation of the BM&FBOVESPA index, the BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the BM&FBOVESPA index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session. In addition, in case the BM&FBOVESPA index falls below the 20% mark, the BM&FBOVESPA may suspend trading sessions for a period of time to be established at its discretion at the time said lower mark is reached.

When investors trade shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, the Central Depository BM&FBOVESPA, which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the BM&FBOVESPA, financial settlement is carried out through the system of transfer of funds of the Central Bank and the transactions involving the sale and purchase of shares are settled through the BM&FBOVESPA custody system. All deliveries against final payment are irrevocable.

The Novo Mercado segment

The Novo Mercado is a stock market segment of the BM&FBOVESPA intended for companies meeting certain requirements and agreeing to adhere to heightened corporate governance rules. The principal Novo Mercado rules and requirements are summarized as follows:

•	capital stock should be exclusively composed of common shares and the issuance or maintenance of so called founder’s shares is prohibited;

•	public float of shares should represent at least 25.0% of the capital stock;

•

in the event of a transfer of control, even if through a series of successive sales, the transfer should be subject to the minority shareholders being granted the same conditions offered to any controlling shareholders, including the same price, through a tender offer for the acquisition of shares (tag-along rights);

•

the board of directors should be composed of at least five members, of which at least 20.0% should be independent directors elected during the shareholders’ meeting for a term of up to two years, with reelection permitted;

•

new members of the board of directors and the executive officers are required to sign an agreement, the Management’s Consent Statement (Termo de Anuência dos Administradores), that makes their taking of office subject to the execution of this agreement, through which the new directors and executive officers of the company take personal responsibility to act in accordance with the listing agreement with the Novo Mercado, the rules of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) and the Novo Mercado regulation;

•	a statement of cash flow (both the company’s and consolidated) must be included in the quarterly financial reports and annual financial statements;

•	the schedule of corporate events should be disclosed annually to the shareholders, by the end of the month of January;

•

delisting from the Novo Mercado, as well as the decision to cancel the registration as a public company, should be subject to any controlling shareholders’ making a public tender offer for the acquisition of all outstanding shares of the company, at a minimum price of their economic value determined in a valuation report prepared by a specialized institution or company with recognized experience and independent from persons with the power to make decisions within a company, such as directors or any controlling shareholders, in addition to meeting the requirements set forth in Article 4 of the Brazilian corporate law; and

•

the issuer, any controlling shareholders, management and members of the fiscal council should submit to the Market Arbitration Chamber under the terms of its regulation, any dispute or controversies that may arise among themselves, relating to and resulting from, specifically, the application, validity, effectiveness, interpretation, violation and effects of the arrangements contained in the Brazilian corporate law, our bylaws, the rules and regulations of the CMN, the Central Bank, and the CVM, as well as additional rules and regulations applicable to the capital markets, Novo Mercado regulation, the rules of the Market Arbitration Chamber and the listing agreement with the Novo Mercado.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,546 billion (US$1,528 billion) at December 31, 2010 and an average daily trading volume of R$5.0 billion (US$3.0 billion) for 2010. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$14.7 trillion at December 31, 2010 and the NYSE recorded an average daily trading volume of US$70.9 billion for 2010. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 56% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2010. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BM&FBOVESPA in 2010. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

Regulation of Brazilian securities markets

The Brazilian securities market is regulated by the CVM, as provided for by Law No. 6,385, dated December 7, 1976, as amended, or the Brazilian Securities Exchange Law, and Brazilian corporate law. The CMN is responsible for granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under the Brazilian corporate law, a company is required to be publicly held, or companhia aberta, before listing its shares. All publicly held companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts. A company registered with the CVM may trade its securities either on the Brazilian exchange markets, including the BM&FBOVESPA, or in the Brazilian OTC market. Shares of companies listed on BM&FBOVESPA may not simultaneously trade on the Brazilian OTC market. The OTC market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary.

No special application, other than registration with the CVM (or, in case of organized OTC markets, registration with the applicable one), is necessary for securities of a public company to be traded in this market. To be listed on the BM&FBOVESPA, a company must apply for registration with the BM&FBOVESPA and the CVM.

The trading of securities on the BM&FBOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA, among other reasons.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10—ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization, Register and Entry Number

We are a publicly-listed corporation, or sociedade por ações de capital aberto, organized in accordance with Brazilian law. Our registered office is located at Avenida Faria Lima, 1309, 5th floor, in the city of São Paulo, State of São Paulo, Brazil. We are registered with the Commercial Registry of the state of São Paulo (Junta Comercial do Estado de São Paulo) under NIRE No. 35.300.326.237, and with the CVM under No. 20036.

On April 10, 2006, we and our principal shareholders entered into the Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado) with BM&FBOVESPA. Also, as required under the Novo Mercado listing regulations, all our directors, officers and members of our fiscal council have undertaken to abide by the rules set forth in the Novo Mercado Participation Agreement and by the Novo Mercado listing segment rules and regulations applicable to each of them.

Our common shares are traded on the Novo Mercado listing segment of BM&FBOVESPA under the symbol “AGRO3.” In September, 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.” On November, 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on New York Stock Exchange (NYSE) under the symbol “LND”.

Capital Stock

As of the date hereof, we have 58,422,400 common shares issued and outstanding, representing a book value of R$584,224,000. Our board of directors is authorized under our bylaws to issue a number of shares representing a book value of up to R$3.0 billion without shareholder approval.

In April 2006, we completed our initial public offering which comprised the issuance of 583,200 new common shares at a price of R$1,000.00 per common share. As a result of our initial public offering, our capital stock was increased by R$583 million.

On October 31, 2007, our shareholders approved a stock split transaction whereby each of our shares was divided into 100 shares. This transaction was intended to increase the liquidity of our shares and foster trading thereof in BM&FBOVESPA.

On October 20 and December 23, 2010, Cresud executed with Tarpon an addendum to the Share Purchase Agreement dated April 28, 2010, under which Cresud acquired, directly and indirectly, 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of its outstanding common stock and 64,000 First Issue Warrants and 64,000 Second Issue Warrants. Consequently, Cresud paid R$25.2 million on October 20, 2010, R$50.8 million on December 23, 2010 and R$52.5 million on April 27, 2011. Consequently, Cresud holds 20,883,916 shares, or 35.75% of BrasilAgro’s capital stock, and Cresud owns, directly and indirectly, 168,902 First Issue Warrants and 168,902 Second Issue Warrants, and therefore Tarpon no longer holds any securities of ours.

The table below sets forth the participatory interests of our principal shareholders before and after such transaction:

	Before the Transaction		After the Transaction
	Number of Common Shares	Percentage (%)	Number of Common Shares	Percentage (%)
Cresud	11,302,166	19.35	20,883,916	35.75
Tarpon Agro LLC	9,581,750	16.40	—	0
Elie Horn and Cape Town	3,274,500	5.60	3,274,600	5.61
Agro Investments	612,000	1.05	612,000	1.05
Agro Managers	141,450	0.24	141,450	0.24
Others	33,510,534	57.36	33,510,434	57.35
Total	58,422,400	100.00	58,422,400	100.00

On February 4, 2011, our shareholders’ approved an increase in authorized capital of R$1.5 billion, from R$1.5 billion to R$3.0 billion, in order to fund future growth.

As of the date of this Annual Report, our fully paid capital stock was R$584,224,000.00, divided into 58,422,400 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting. We do not hold treasury stock. The Novo Mercado Participation Agreement precludes us from issuing preferred stock or participation certificates (partes beneficiárias)

in any future capital increases. As of the date of this Annual Report, our controlling shareholder Cresud holds 39.64% of our capital stock. See “Item 7—Major Shareholders and Related Party Transactions”.

Corporate Purpose

Article 3 of our bylaws define our corporate purposes as including: (i) the development of agricultural and forestry activities and the rendering of services directly or indirectly related thereto; (ii) the purchase, sale and/or lease of real estate properties in agricultural and/or urban areas; (iii) the importation and exportation of agricultural products, supplies and inputs; (iv) the brokering of real estate transactions of any kind; (v) the holding equity investments in other companies and business ventures of any kind related to our corporate purpose, either in Brazil or abroad; and (vi) the management of our own or third-party assets.

Share Register

Banco Bradesco S.A. holds the book-entry register of our common shares. Share transfers are made upon written instructions of the transferor or court order, by charging the transferor’s share account and crediting the transferee’s account by the appropriate amount.

Rights of Common Shares

Our capital stock consists exclusively of common shares. Each of our common shares entitles its holder to one vote at our shareholders’ meetings, and to receive pro rata dividends or other distributions. See “Item 8—Financial Information—Dividends and Dividend Policy” for a description of distribution rights in connection with our common shares. Holders of our common shares also have the right, subject to certain exceptions provided for in Brazilian corporate law, but not the obligation, to subscribe to our future capital increases. Our shareholders are also entitled to share ratably our remaining assets in case we are liquidated, after payment of all our liabilities.

Brazilian corporate law awards our shareholders the following rights, which cannot be circumvented by bylaws amendments or majority resolutions at shareholders’ meetings: (i) the right to participate in the distribution of profits; (ii) the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company; (iii) preemptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in certain specific circumstances, as set forth in Brazilian corporate law (see “Item 10—Additional Information—Preemptive rights”); (iv) the right to hold our management accountable, in accordance with the provisions of Brazilian corporate law; and (v) the right to withdraw in the cases specified in Brazilian corporate law, including in the events of merger or consolidation, such as those described in “Item 10—Additional Information—Withdrawal and Redemption Rights—Withdrawal Rights.”

Furthermore, pursuant to our bylaws and in accordance with CVM and Novo Mercado rules and regulations, the direct or indirect transfer of our control, either through one or a series of related transactions, is contingent upon the acquirer making a tender offer to acquire all of our shares.

As long as we are listed on the Novo Mercado, we may not issue preferred shares or participation certificates, and should we decide to delist from the Novo Mercado, we must carry out a tender offer to acquire all shares traded on stock markets. For further information, see “Item 10—Additional Information—Delisting from the Novo Mercado” below.

Warrants

On March 15, 2006, our board of directors approved the issuance of warrants to our founding shareholders proportionally to their subscription of shares during our capital increases. See “Item 10—Additional Information—Description of Outstanding Warrants.”

Shareholders’ Meetings

Pursuant to Brazilian corporate law, our shareholders have the power to take any action and approve any resolutions related to our activities at shareholders’ meetings, provided that such meetings have been convened pursuant to the terms and procedures described in Brazilian corporate law and in our bylaws. It is the exclusive prerogative of the annual shareholders’ meeting (assembleia geral ordinária) to review management’s account of corporate activities; approve our financial statements; and determine the allocation of our net income and the payment of dividends with respect to the previous fiscal year. Members of our board of directors and fiscal council are also typically appointed at the annual shareholders’ meeting, although such appointments may also take place at special shareholders’ meetings.

Our shareholders may also convene for special shareholders’ meetings, which may be held concurrently with the annual shareholders’ meeting or at any time of the year.

The following actions, among others, may be taken exclusively at shareholders’ meetings: (i) approve bylaws amendments; (ii) approve management accounts and financial statements; (iii) appoint and dismiss members of our board of directors and fiscal council; (iv) determine the aggregate compensation of the board of directors, board of executive officers and fiscal council; (v) approve the company’s dissolution, petition for bankruptcy or judicial or out-of-court reorganization proceedings, liquidation, merger, spin-off, or consolidation with any other company, and any share mergers; (vi) approve pro rata share distributions to current shareholders, stock splits and reserve stock splits; (vii) approve stock option plans and similar arrangements for our management and employees, and for the managers and employees of our direct or indirect subsidiaries; (viii) approve management’s proposals regarding allocation of net income and distribution of dividends; (ix) approve capital increase above the limit authorized in our bylaws; (x) appoint liquidators and members of the fiscal council during liquidation proceedings; (xi) approve the cancellation of our registration as a public company with the CVM; (xii) approve our delisting from the Novo Mercado listing segment; (xiii) approve the engagement of an appraiser to evaluate the value of our shares in case of cancellation of our registration as a public company with the CVM or our delisting from the Novo Mercado listing segment; and (xiv) pass resolutions on any matter submitted to the shareholders’ meeting by our board of directors.

Shareholders’ meetings are not allowed to circumvent certain specific shareholder rights enumerated in Brazilian corporate law. See “Item 10—Additional Information—Rights of Common Shares,” above.

Quorum

Brazilian corporate law generally provides that shareholders representing at least 25% of our voting capital stock are necessary to convene a shareholders’ meeting on first call, except if the meeting is called to amend our bylaws, in which case two thirds of our voting capital stock are required on first call. In either case, if the applicable quorum is not reached on first call, any percentage will suffice to convene the meeting on second call.

Approval of resolutions at shareholders’ meetings generally requires the affirmative vote of shareholders representing at least the majority of common shares attending the meeting, either in person or represented by a proxy. Non-voting shares are disregarded for purposes of calculating the majority.

The Novo Mercado listing rules require, for the approval of certain issues, such as to retain a specialized firm to prepare a valuation report with respect to the value of our common shares in the event of delisting from the Mercado Novo listing segment or cancelling our registration as a publicly-held company, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares (the “Outstanding Shares”) present at a shareholders’ meeting. In such hypothesis, the shareholders’ meeting must count on the presence of shareholders representing at least 20% of our Outstanding Shares on first call, or on the presence of any percentage of our Outstanding Shares on second call, with blank votes not taken into account and with one vote entitled to each share. For these purposes, Outstanding Shares within the meaning set forth in the Novo Mercado Participation Agreement and Novo Mercado listing segment regulations means all our issued and outstanding shares, but excluding, however, (i) the shares held by any controlling shareholders or by affiliates of such controlling shareholders, (ii) the shares held by our managers, and (iii) treasury shares. See “Item 10—Additional Information—Delisting from the Novo Mercado” for additional information on this matter.

Notice of Shareholders’ Meetings

Brazilian corporate law requires that previous notice of any shareholders’ meeting be published on three different dates on the federal or state official gazette and another newspaper of high circulation in the state of the corporate offices. Our company publishes meetings notices on the Official Gazette of the state of São Paulo (Diário Oficial do Estado de São Paulo) and the newspaper Valor Econômico. The first notice must be published no later than 15 days before the date of the meeting on first call, and no later than eight days before the date of the shareholders’ meeting on second call. In certain circumstances, the CVM may require that the first notice for the shareholders’ meeting be published no later than 30 days prior to the shareholders’ meeting. The CVM may also require, upon shareholder request, up to 15 additional days between such prior notice and any special shareholders’ meeting, in order to allow such shareholder to analyze the matters to be discussed at the meeting. In addition, our bylaws require that a shareholders’ meeting to be convened to decide on the cancellation of our registration as a public company with the CVM or our delisting from the Novo Mercado listing segment must be called at least 30 days prior to the shareholders’ meeting. The notice of the shareholders’ meeting must contain the agenda, date and venue of the meeting, and (if applicable) the nature of the proposed bylaws amendments.

Venue

Our shareholders’ meetings take place at our head office in the city of São Paulo, in the state of São Paulo. Brazilian corporate law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ Meetings

Shareholders’ meetings are typically called by our board of directors, although they may also be called by the following: (i) any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our bylaws; (ii) holders of at least 5% of our capital stock, if our directors fail to call a meeting within eight days following receipt of a justified request to call the meeting by those shareholders, indicating the proposed agenda; (iii) holders of at least 5% of our capital stock if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to establish the fiscal council; and (iv) our fiscal council (if already established), if our board of directors fails to call an annual shareholders’ meeting within one calendar month after the date it was required to do so under applicable laws. The fiscal council (if already established) may also call a special shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Conditions of Admission to a Shareholders’ Meeting

In order to attend and vote at shareholders’ meetings, shareholders must identify themselves and, 72 hours before the meeting, provide evidence of the ownership of the voting shares, issued by the financial institution responsible for the bookkeeping of our shares, no earlier than five days before expiration off the 72-hour deadline mentioned herein. A shareholder may be represented at a shareholders’ meeting by a proxy, provided that such proxy has been appointed less than one year before the meeting. Only attorneys, financial institutions, other shareholders, and our executive officers and directors can act as proxies for our shareholders. An investment fund must be represented by its officers.

Management and Fiscal Council

Pursuant to our bylaws, and in accordance with Brazilian corporate law and the Novo Mercado listing rules, we are governed by a board of directors (conselho de administração) and a board of executive officers (diretoria).

Our bylaws require that our board of directors be composed of five to nine directors. Currently, our board of directors is composed by seven members, of which three are independent directors, unrelated to our principal shareholders or to us. Our board members are elected by our shareholders at the annual shareholders’ meeting, for a period of two consecutive years, with the possibility of reelection.

Brazilian corporate law permits cumulative voting upon the request of holders of at least 10% of our voting capital. Each share is granted as many votes as the number of board seats, and each shareholder has the option to cast his or her votes for one or more candidates. However, pursuant to CVM Instruction 282 dated June 26, 1998, the threshold to trigger cumulative voting rights in publicly held corporations may be reduced in proportion to the amount of capital stock, ranging from 5% to 10%. Shareholders representing 5% of our voting capital may request the adoption of cumulative voting rights.

Under applicable law, if there is no request for cumulative voting, the shareholders’ meeting will vote based on a previously registered list, assuring shareholders that individually or collectively hold at least 15% of our common shares, in a separate vote, the right to elect one director and his or her alternate.

If cumulative voting is requested, each shareholder may vote for one or more board members. Each common share will entitle its holder to one vote in the relevant shareholders’ meeting and each shareholder may cast votes for members as they wish.

Our bylaws require that our board of executive officers be composed of two to six officers. At the date of this Annual Report, our board of executive officers is composed of four. Our executive officers are elected by our directors for a period of one year, with the possibility of reelection. Pursuant to Brazilian corporate law, executive officers must be residents of Brazil, but do not need to be shareholders.

At the annual and special shareholders’ meeting held on October 31, 2012, our minority shareholders requested the formation of our fiscal council in accordance with our bylaws and Brazilian corporate law and appointed the members of our fiscal council and their respective alternates. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be convened to approve the management accounts and financial statements for the fiscal year ended on June 30, 2013.

Transactions in Which Directors Have a Conflict of Interest

Pursuant to Brazilian corporate law, our directors and executive officers may not:

•	give any gifts at our expense, except for such reasonable gifts as are for the benefit of our employees or of the community in which we participate, upon approval by our board of directors;

•	receive, by virtue of his or her position, any direct or indirect personal benefit from third parties without authorization in our bylaws or by our shareholders at a shareholders’ meeting;

•

borrow money or property from us or use our property, services or credit for his or her own benefit or for the benefit of a company or third party in which he or she has an interest, without the prior approval of our shareholders at a shareholders’ meeting or of our board of directors;

•	take part in a corporate transaction in which he or she has an interest that conflicts with our interests or in the deliberations undertaken by our directors on the matter;

•

take advantage of any commercial opportunity for his or her own benefit or for the benefit of a third party at the expense of the company when he or she learned of such opportunity through his or her position as a director;

•	fail to disclose a business opportunity in our interests with a view to exploiting the opportunity for personal gain, or for the benefit of a third party; and

•	acquire, in order to resell for profit, a good or right that is essential to our business operations, or that we intend to acquire for ourselves.

The compensation of our directors is determined by our shareholders at the annual shareholders’ meeting that approves the previous fiscal year’s financial statements.

Allocation of Net Income and Dividend Distributions

Before each annual shareholders’ meeting, our directors and executive officers are required to recommend how to allocate our net income, if any, from the preceding financial year. This allocation is subject to the approval of our shareholders. Brazilian corporate law defines “net income” for any particular financial year as net income after income tax and social contribution for that financial year, net of any accumulated losses from prior financial years and any amounts allocated to employees’ and management’s participation in our net income in such financial year.

According to our bylaws and Brazilian corporate law, net income for any given financial year will be allocated as follows: (i) 5% for the formation of a legal reserve according to Brazilian corporate law, which is subject to a upper maximum limit of 20% of our capital stock (in addition, if for any given financial year, the total amount of the legal reserve plus any amounts of capital reserves exceed 30% of our capital stock, additional contributions to the legal reserve will not be mandatory); (ii) payment of mandatory dividends, which cannot be less than 25% of our adjusted net income. After payment of mandatory dividends, shareholders may decide to allocate outstanding net income to form a statutory expansion and investment reserve in accordance with the additional requirements provided for in our bylaws; and (iii) the remaining portion of the adjusted net income may be allocated for investment, based on the budget approved by our general shareholders’ meeting. However, the remaining balance of the revenue reserves, excluding reserves for unrealized profits and contingencies, must not exceed the value of our capital stock. If this limit is reached, a general shareholders’ meeting will be held to determine whether such excess amount shall be allocated as a capital increase or a distribution of dividends.

The general shareholders’ meeting may grant to our directors and executive officers a participation in the distribution of our profits, after deducting accumulated losses and provisions for income tax and social contribution, in accordance with applicable law.

Income Capital Reserves

Our revenue reserve accounts are comprised of a legal reserve, a contingency reserve, a retained earnings reserve, an unrealized income reserve and a statutory reserve.

Legal reserve: Under Brazilian corporate law and our bylaws, we are required to allocate 5% of our net income for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserves plus our capital reserves exceed 30% of our capital stock. Our legal reserve may only be used to increase our capital stock or to absorb losses, but is unavailable for the payment of dividends. As of June 30, 2013, we had R$413 thousand allocated to our legal reserve.

Contingency reserve: Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses deemed probable in future years. Any amount so allocated must be reversed in the fiscal year in which the anticipated loss fails to occur as projected or written off in the event that the anticipated loss occurs. As of June 30, 2013, no amount was allocated to a contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at the shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2013, we had no fiscal subsidies reserve allocated.

Retained earnings reserve: Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount set forth on a capital expenditure budget approved by our shareholders. If the income allocated to such reserve is held for more than one fiscal year, it must be reviewed by our shareholders. The allocation of a portion of our net income to this reserve may not jeopardize the payment of mandatory dividends. As of June 30, 2013, we had R$1.9 million amount allocated to retained earnings reserve.

Unrealized income reserve: Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the realized portion of net income for any particular year may be allocated to the unrealized income reserve, upon approval at the shareholders’ meeting. The realized portion of net income is the amount by which our net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain of our affiliates, if any, and (ii) the profits, gains or income from transactions occurring in the relevant fiscal year but realized after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization. As of June 30, 2013, we had no unrealized income reserve.

Statutory reserve: Under Brazilian corporate law, our bylaws may create discretionary reserve accounts, provided they set forth the purpose of the reserve, the allocation criteria and the maximum amount that may be maintained in it. Our current bylaws do not provide for a statutory reserve.

Income reserve: The balances of our income reserve mentioned above, except for our unrealized income reserve, cannot be greater than our capital stock. Once the income reserve reaches this limit, our shareholders will decide whether to allocate the excess to increase our capital stock or to distribute dividends.

Capital reserve: Under Brazilian corporate law, the capital reserve shall only be used for: (i) the absorption of losses which exceed retained earnings and revenue reserves; (ii) the redemption, refund or purchase of shares; (iii) the redemption of founder shares; (iv) increasing our capital stock; and (v) the payment of dividends to preferred shares if the preferred shares require such dividends. The amount allocated to our capital reserve is not included in the calculation of the mandatory dividend. As of June 30, 2013, we had R$3.4 million allocated to a capital reserve.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

The bylaws of a Brazilian company must specify a minimum percentage of income available for distribution, which must be paid to shareholders, as mandatory dividends or as interest attributable to shareholders’ equity.

Consistent with Brazilian corporate law, our bylaws require that an amount equal to a minimum of 25% of our net income for any particular fiscal year, as adjusted pursuant to Article 202 of Brazilian corporate law, be distributed as mandatory dividends. However, the mandatory dividend can be limited to the realized portion of net income, provided the unrealized portion is allocated to the unrealized income reserve. See “Item 10—Additional Information—Revenue and capital reserves—Unrealized income reserve.” The calculation of our net income and allocations to revenue and capital reserves are determined on the basis of our annual financial statements prepared in accordance with Brazilian corporate law. The participation of our directors and executive officers in any profit-sharing plan, if applicable, shall not exceed the lesser of the annual compensation of such directors and executive officers or 10% of our income for a given fiscal year.

While we are required under Brazilian corporate law to pay a mandatory dividend each year, we may suspend the mandatory dividend if our administrative bodies report to our annual shareholders’ meeting that such distribution is incompatible with our financial condition. Our fiscal council, if active, must review any suspension of mandatory dividends recommended by our management. In such cases, our management must submit a report to the CVM setting out the reasons for the suspension. Income not distributed by virtue of such a suspension is allocated to a special reserve and, if not absorbed by subsequent losses, must be distributed as dividends as soon as our financial condition permits.

By decision of our board of directors, the mandatory dividends may also be paid in the form of interest attributable to shareholders’ equity, which we will treat as a deductible expense for purposes of calculating our income tax and social contribution on net profits.

Dividends: We are required by Brazilian corporate law and our bylaws to hold an annual shareholders’ meeting no later than 120 days following the end of each fiscal year. At such meeting, among other things, shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date on which the dividend is declared is entitled to receive dividends. Under Brazilian corporate law, dividends generally must be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in no event, may occur after the end of the fiscal year in which the dividend is declared.

Each shareholder has a period of three years from the date in which the dividend or the interest on shareholders’ equity are made available to claim such amounts. After this period, the aggregate amount of any unclaimed payments legally reverts to us.

Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized income as set forth in semiannual financial statements. The board of directors may also declare dividends or interest attributable to shareholders’ equity based on interim financial statements prepared for shorter periods, provided the total amount of dividends paid in each semester does not exceed the amount of our capital reserve accounts set forth in paragraph 1 of Article 182 of Brazilian corporate law. Interim dividends or interest attributable to shareholders’ equity may also be paid from retained earnings or revenue reserve accounts based on the latest annual or semiannual financial statements. Any payment of interim dividends or interest attributable to shareholders’ may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

Interest on shareholders’ equity: The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. Since January 1, 1996, Brazilian companies are permitted to pay interest attributable to shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and, since 1998, for the purposes of calculating social contribution on net income. The amount of the deduction is limited to the greater of (i) 50% of our net income (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period in which the payment is made and (ii) 50% of our retained earnings. The rate applied in calculating interest attributable to shareholders’ equity may not exceed the TJLP for the applicable period. The amount distributed to our shareholders as interest attributable to shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay shareholders an amount sufficient to ensure that the net amount of interest attributable to shareholders’ equity they receive, after payment of any applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Dividend Policy

Consistent with our best interests and our financial condition, we will distribute dividends equivalent to at least 25% of our net income for each fiscal year, as adjusted pursuant to Article 202 of Brazilian corporate law, notwithstanding our management’s discretion in allocating part of our income to reserves set forth by law and in our bylaws.

Withdrawal Rights

According to Brazilian corporate law, shareholders are entitled to withdrawal rights if they dissent from the approval of the following actions at any shareholders’ meeting: (i) our spin-off (pursuant to the conditions described below); (ii) reduction in our mandatory dividends; (iii) change of our corporate form or purpose; (iv) our merger into, or consolidation with, another company (as described below); and (v) our participation in a corporate group, as defined in Brazilian corporate law, except in the event our shares are widely held and liquid, as described below; or (vi) our acquisition of the control of any company, if the acquisition price exceeds the limits established by Brazilian corporate law, except in the event our shares are widely held and liquid, as described below.

Our spin-off will only trigger withdrawal rights if it results in one of the following: (i) a change in our corporate purpose, unless the spun-off assets and liabilities are transferred to an entity whose principal business purpose is consistent with our corporate purpose; (ii) a reduction of the minimum mandatory dividend to be paid to shareholders; or (iii) our participation in a corporate group (as defined in Brazilian corporate law).

In cases where we: (i) merge into, or consolidate with, another company; (ii) become part of a corporate group (as defined in Brazilian corporate law); (iii) acquire all shares of a company in order to make such company our wholly-owned subsidiary, or our shareholders sell all of our shares to another company in order to make us a wholly-owned subsidiary of such company, pursuant to Article 252 of Brazilian corporate law; or (iv) acquire control of any company at an acquisition price that exceeds the limits established under Article 256, paragraph 2 of Brazilian corporate law, our shareholders will not be entitled to withdrawal rights, if our common shares are (a) part of the Bovespa Index or another stock exchange index, as defined by the CVM; and (b) widely held, such that any controlling shareholders and their affiliates jointly hold less than 50% of the type or series of shares being withdrawn.

The right to withdraw expires 30 days after the publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the above period if we determine that the redemption of the shares of dissenting shareholders would jeopardize our financial situation.

Article 45 of Brazilian corporate law describes the amounts to be paid to shareholders who exercise their withdrawal rights. As a general rule, the withdrawing shareholder will receive the value of the shares, based on the most recent audited balance sheet approved by our shareholders, or, if lower, the economic value of the shares, based on an evaluation report prepared in accordance with Brazilian corporate law. If the resolution giving rise to withdrawal rights is passed more than 60 days after the date of our most recent balance sheet, dissenting shareholders may request that the shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the share value according to the most recent balance sheet approved by our shareholders, and the balance within 120 days following the date of the resolution of the shareholders’ meeting that gave rise to the withdrawal rights.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council that will function during the liquidation period.

In the event of our liquidation, the assets available for distribution to our shareholders would be distributed to our shareholders in an amount equal to their pro rata share of our legal capital. If the assets to be so distributed are insufficient to fully compensate our all of our shareholders for their legal capital, each of our shareholders would receive a pro rata amount (based on their pro rata share of our legal capital) of any assets available for distribution.

Redemption

According to Brazilian corporate law, we may redeem our shares pursuant to a resolution adopted at an extraordinary shareholders’ meeting by shareholders representing at least 50% of our capital stock. The redemption may be paid with our retained earnings, revenue reserves or capital reserves.

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to participate in any issue of new shares, in proportion to its holding at such time. However, the conversion of debentures into shares, the granting of options to purchase or subscribe for shares and the issue of shares as a result of the exercise of such options, are not subject to preemptive rights. Our shareholders are also entitled to preemptive rights in any issue of convertible debentures or offerings of shares or warranties issued by us. Shareholders have a period of at least 30 days after the publication of notice of the issue of shares, convertible debentures and warrants to exercise their preemptive rights. In addition, such preemptive rights may be transferred or disposed of for value. Under the terms of Article 172 of Brazilian corporate law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issue of new shares, debentures convertible into shares and warrants up to the limit of our authorized share capital, if the distribution of those securities is conducted in a stock exchange, or through a public offering, an exchange offer for shares or tender offer the purpose of which is to acquire control of another company. See “Item 3—Key Information—Risk Factors—Risks Relating to the Offering and Our Common Shares—A holder of our common shares not residing in Brazil might be unable to exercise preemptive rights with respect to the common shares” for additional information on this matter.

Insider Trading Regulations

We comply with the restrictions on insider trading set forth in CVM Instruction No. 358, dated January 3, 2002. The following paragraphs contain a brief summary of some of such restrictions.

In issuer, any controlling shareholders, directors, officers and other members of management are prohibited from trading in any securities issued by our company or derivatives related to such securities, if (i) they are in possession of material information regarding our business, and such information has not been publicly disclosed; (ii) a transaction is pending for the acquisition or sale of shares of our capital stock, by our company, subsidiaries or affiliates, or an option or mandate has been granted in connection with any of such transactions; or (iii) our company intends to participate in a merger, consolidation or corporate reorganization, or to spin-off assets or change into a different form of legal entity; and (iv) such trading activity would take place in the 15-day period prior to the filing of our quarterly financial statements (ITR) or annual financial statements (IAN and DFP) with the CVM.

Individuals who held management positions at the company and gained access to material information originating from developments occurred before their departure from the company are also prohibited from engaging in such trading activities, from the date of their departure from the company until (i) six months after their departure; or (ii) public disclosure of the material information; provided that trading will remain prohibited as long as it may interfere with our business or adversely affect our financial condition or that of our shareholders.

Acquisition of Treasury Stock

An issuer cannot acquire shares of its own capital stock, to hold as treasury stock or for cancellation purposes, if this acquisition would: (i) reduce the issuer’s capital stock; (ii) require the use of funds in excess of the issuer’s profits or available reserves, as described in its most recent balance sheet; (iii) manipulate the stock price, or use of any unfair trading practice; or (iv) acquire shares that had not been fully paid by the respective holder, or that were owned by any controlling shareholders. Furthermore, an issuer may not acquire shares of its own capital stock if a tender offer for its shares is pending.

The amount of shares of our capital stock held by our company, or maintained by our affiliates and subsidiaries in treasury cannot exceed 10% of the total outstanding shares of our capital stock.

We may only purchase shares of our own capital stock at a stock exchange. Private purchases are only permitted if previously approved by the CVM, or if we have cancelled our registration as a public company with the CVM. We can purchase and sell put and call options on our shares without restrictions at any time.

Restrictions on Activities Inconsistent with our Corporate Purpose

Any transactions in which we participate that are inconsistent with our corporate purpose are not enforceable against our company, pursuant to Brazilian corporate law, including any forms of collateral or guarantees unrelated to our corporate purpose or in violation of our bylaws.

Disclosure of Trading of our Shares by an Issuer, any Controlling Shareholders, Directors, Officers or Members of the Fiscal Council

An issuer’s directors and officers and members of its fiscal council, when active, as well as members of any other technical or advisory committee, are required to disclose to its investor relations officer, who will disclose to the CVM and BM&FBOVESPA, the number and type of securities issued by the issuer, its publicly-held subsidiaries or controlled companies, including derivatives (in case of any controlling shareholders) held by them or by persons related to them, as well as any alteration in their respective interests within 10 days as from the end of the month in which trading takes place.

In addition, the Novo Mercado listing rules require any controlling shareholders to provide the same information in relation to securities issued by the issuer, including derivatives, and to disclose their plans for future trading. Information on trading of an issuer’s securities should include:

•	name and identification of the acquirer;

•	number, price, kind and/or class, in the event of traded shares, or characteristic, in the event of other securities; and

•	form of acquisition (private transaction, trading on stock exchange, etc).

Pursuant to CVM Instruction No. 358, if an issuer’s controlling shareholders and/or any person or company, whether individually or together with a group of persons or entities sharing similar interests, should directly or indirectly increase their interest in an issuer’s capital stock by at least 5% percent, such persons or entities must disclose to us the following information:

•	the name and identification of the person providing the information;

•	the number, price, kind and/or class, in the event of acquired shares, or characteristics, in the event of other securities;

•	form of acquisition (private transaction, trading on stock exchange, etc.);

•	the reasons and purpose of the transaction; and

•	information regarding any agreement regulating the exercise of voting rights or the purchase and sale of our securities.

Disclosure of Information

We are subject to the reporting requirements established by Brazilian corporate law and the regulations of the CVM. In addition, as a result of our listing on the Novo Mercado, we must comply with the disclosure requirements under Novo Mercado regulations.

Information Required by the CVM

Brazilian corporate law, securities regulations of the CVM and the rules for listing on the Novo Mercado require that publicly held corporations file the following periodic information with the CVM and the BM&FBOVESPA:

•

financial statements prepared in accordance with Brazilian GAAP and related management and auditors’ reports, within three months from the end of the fiscal year or on the date on which they are published or made available to our shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing relevant financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•	notices, filed on the same date as their publication, of our annual shareholders’ meeting;

•	a summary of the decisions made at annual shareholders’ meetings, filed on the day following the meeting;

•	a copy of the minutes of the annual shareholders’ meeting, filed within ten days from the date the meeting is held;

•

ITR, a quarterly report on a standard form containing our relevant quarterly corporate, business and financial information, together with a special review report issued by our independent auditor, filed within 45 days from the end of each quarter until December 31, 2011 (except for the last quarter of each year) or upon disclosure of such information to shareholders or third parties, whichever occurs first;

•	Formulário de Referência, filed within five months from the end of each corporate year and in the event a request to conduct public offering is filed with CVM;

•	Formulário Cadastral, which must be updated within seven business days if any of the information contained therein is modified;

•

management report within one month before a shareholders’ meeting is scheduled to occur, giving notice that certain management documents, as required by Brazilian corporate law, are available to shareholders; and

•	any documents deemed necessary for shareholders to exercise their voting rights.

In addition to the foregoing, we must also file the following information with the CVM and the BM&FBOVESPA:

•	notices, filed on the same date of their publication, of our extraordinary or special shareholders’ meetings;

•	a summary of the decisions made at extraordinary or special shareholders’ meetings, filed on the day following the meeting;

•	minutes of our extraordinary or special shareholders’ meetings, filed within ten days from the date they are held;

•	a copy of any shareholders’ agreement, filed on the date on which it is registered with us;

•	any press release giving notice of material facts, filed on the date the release is published in the press;

•

information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit, and, if applicable, any plan for payment of holders of debentures, as well as copies of any judicial decision granting such request, filed concurrently with the corporate reorganization and on the date we take notice of it;

•	information on any bankruptcy filing, on the same day we become aware of it, or the filing of a judicial claim, as applicable;

•	a copy of any judicial decision granting a bankruptcy request and appointing a bankruptcy trustee, filed on the date we take notice of it; and

•	other information as requested by the CVM.

Information Required by the BM&FBOVESPA from Companies Listed on the Novo Mercado

In addition to the disclosure obligations imposed by Brazilian corporate law and the CVM, we also must comply with the following additional disclosure requirements under Novo Mercado regulations:

•

no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash-flow statement which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

•

from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, or IFRS, in reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net profits, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with Brazilian corporate law, accompanied by (a) an additional explanatory note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

•

from the date on which we release our first financial statements prepared as provided above, no later than 15 days following the term established by law for the publication of quarterly financial information, we must disclose, in its entirety, our quarterly financial information translated into the English language or disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

In addition, we must disclose the following information together with our ITR:

•

our consolidated balance sheet, consolidated statement of operations, and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

•	any direct or indirect ownership interest exceeding 5% of our capital stock, considering any ultimate individual beneficial owner;

•

the number and characteristics, on a consolidated basis, of our shares held directly or indirectly by our principal shareholders, members of our board of directors, board of executive officers and fiscal council;

•	changes in the numbers of our shares held by the principal shareholders, members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•

in an explanatory note, our cash-flow statement and consolidated cash-flow statement, which should indicate the cash flow changes in cash balance and cash equivalent, separated into operating, finance and investment cash flows;

•	the number of free-float shares, and their percentage in relation to the total number of issued shares; and

•

the existence of arbitration provision for disputes arising between us and principal shareholders, directors, executive officers and members of the fiscal council before the Market Arbitration Chamber of BM&FBOVESPA.

•	The following information must also be included in the company’s Formulário de Referência:

•

information relating to the ownership interest exceeding 5% of our capital stock, number and characteristics, on a consolidated basis, of the company’s shares directly or indirectly held by the principal shareholders and members of the board of directors, executive officers and fiscal council;

•	changes in the number of securities held by such persons within the immediately preceding 12 months;

•	the number of free-float shares and their respective percentage in relation to the total amount of shares issued; and

•	submission to arbitration.

Disclosure of Material Information

According to Law No. 6,385, of December 7, 1976, as amended, and the rules published by the CVM, we must disclose any material information (fato relevante) related to our business to the CVM and the BM&FBOVESPA and publish a notice of such material information. Material information consists of any decision by the principal shareholders, any resolution taken by our board of directors, by the executive officers or by the shareholders in a shareholders meeting, or any other act or fact of political, technical, managerial, economic or financial nature occurring or related to us that could materially influence the price of our securities, the decision of investors to buy, sell or hold our securities, or the investors’ decision to exercise any rights deriving from our securities.

Under special circumstances, we may request confidential treatment by the CVM of certain material developments affecting us.

Going Private Process

A public company may become a private company if it or any controlling shareholders conduct a public tender offer for the acquisition of all of the issuer’s outstanding common shares in accordance with the rules and regulations of Brazilian corporate law, the CVM and the Novo Mercado listing segment which, among other things, require that the offering price be the fair value of our common shares, as defined pursuant to a valuation report, and that holders of common shares representing more than two thirds of the outstanding common shares should have agreed to the delisting or accepted the offer; provided, however, that for such purposes outstanding common shares shall mean common shares the holders of which shall have enrolled to participate in the offer.

The minimum offering price shall correspond to the fair value of our common shares, as determined in a valuation report prepared by specialized and independent firm of recognized experience.

Pursuant to Brazilian corporate law, fair value is defined as the valuation of our Company, determined based on individually or in the aggregate, shareholders’ equity, shareholders’ equity valued at market price, discounted cash flow, comparison by multiples, the market price of shares issued by us, or any other valuation method accepted by the CVM. Shareholders holding at least 10.0% of our outstanding common shares may require our management to call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the common shares in the public offering. The shareholders that make such request, as well as those voting in its favor, must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must either be cancelled or carried out at the higher price, and this decision must also be disclosed to the market.

Pursuant to our bylaws and the Novo Mercado listing rules, the minimum price per share in the public offer to be conducted to purchase our outstanding common shares for purposes of going private, must correspond to the fair value of our common shares as determined in a valuation report prepared by a specialized and independent firm of recognized experience, chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, pursuant to a decision of our Company, our directors and officers and/or shareholders.

Delisting from the Novo Mercado

We may at any time delist our common shares from the Novo Mercado, provided that shareholders representing the majority of our common shares approve the action and that we give at least 30 days written notice to the BM&FBOVESPA. Our delisting from the Novo Mercado would not result in the loss of our registration as a public company with the BM&FBOVESPA.

If the shareholders’ meeting decides to delist in order for an issuer’s common shares to be tradable outside the Novo Mercado, or as a result of a corporate reorganization in which the surviving company is not listed on the Novo Mercado, the issuer’s controlling shareholders or group of controlling shareholders should conduct a tender offer to purchase the issuer’s outstanding common shares. In any such event, the offering price per common share should be no less than the fair value of our common shares, as determined in a valuation report prepared by a specialized and independent firm of recognized experience, chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, pursuant to a decision of shareholders representing at least the majority of the issuer’s outstanding shares present at such a shareholders’ meeting, with blank votes not taken into account and with one vote entitled to each share. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by any controlling shareholders and/or the issuer, as offerors.

In the event of delisting from the Novo Mercado, any controlling shareholders must conduct a tender offer to acquire common shares from the other shareholders at fair value, pursuant to the Novo Mercado listing rules and according to applicable legislation and regulation. Such tender offer must be disclosed to the BM&FBOVESPA and the market immediately after the company receives notice regarding the termination of the agreement for participation in the Novo Mercado listing segment.

According to the Novo Mercado listing rules, in the event of a transfer of our control within 12 months following our delisting from the Novo Mercado, the acquirer of control and the seller of control must offer to purchase the common shares of all other holders of our common shares for the same price, terms and conditions offered to the seller of control, adjusted for inflation. Furthermore, in the event the price received by any controlling shareholders for their common shares is higher than the value of the public offering conducted, the selling controlling shareholders and the acquirer will be required to jointly pay the difference to the acceptors of the respective public offering.

If our common shares are delisted from the Novo Mercado, we will not be permitted to have common shares listed on the Novo Mercado for a two-year period following the delisting date, unless there is a change in our control following this delisting from the Novo Mercado.

Public Tender Offers

Our by-laws provide that if any of the above-mentioned cases occur simultaneously, a single public tender offer will be conducted provided that the procedures of all types of public tender offers are compatible, the target shareholders are not adversely affected and the CVM authorizes it.

In addition, our by-laws permit that we or the shareholders responsible for the public tender offer assure its execution through any shareholder, third party and, if applicable, ourselves. Nevertheless, we or the responsible shareholder, as the case may be, are still responsible for the public tender offer until its completion.

Arbitration

We, our shareholders, our directors and officers, and the members of our fiscal council, when active, should submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the BM&FBOVESPA, the provisions of Brazilian corporate law, our bylaws, the rules of the CMN and the Central Bank, the regulations of the CVM and the BM&FBOVESPA and other rules generally applying to the Brazilian capital markets. Any such dispute should be settled by arbitration carried out before BM&FBOVESPA Arbitration Chamber.

Change of Control

According to the Novo Mercado listing rules, the sale of control over an issuer, in one transaction or in a series of successive transactions should contemplate an obligation by the acquirer of control to conduct a tender offer for the acquisition of all other outstanding common shares on the same terms and conditions offered for disposition of control so as to assure equal treatment among all of our shareholders. For such purposes, any selling controlling shareholders and the acquirer shall inform the CVM and the BM&FBOVESPA of the price and other conditions of such sale.

A tender offer is also required:

•	when there is a significant assignment of share subscription rights or rights in other securities convertible into an issuer’s common shares, which results in the transfer of its control;

•	in case of an indirect transfer of an issuer’s control, through a transfer of control over any controlling shareholders; and

•

in case a shareholder acquires the issuer’s control pursuant to a private transaction for purchase of its common shares. In this event, the acquiring shareholder must conduct a tender offer for the acquisition of all the issuer’s outstanding common shares on the same terms and conditions offered disposition of control and must also reimburse the counterparties from whom it has acquired its common shares on the stock exchange in the six-month period preceding the transaction that resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the seller of control and the adjusted price paid in transactions carried out on the stock exchange during this six-month period.

The buyer, if applicable, should take all necessary measures to reconstitute the minimum 25.0% free float within six months of the acquisition.

The controlling shareholders may not transfer the common shares to the purchaser of our control, and the issuer may not register the transfer of such common shares, if the buyer fails to execute the controlling shareholders’ consent agreement (Termo de Anuência dos Controladores). Moreover, the issuer will not register any shareholders’ agreement that regulates the exercise of control rights until the signatories thereto execute the controlling shareholders’ consent agreement.

Diffused Control

Control of us is deemed diffused if exercised by (i) a shareholder holding less than 50% of our capital stock; (ii) shareholders jointly holding more than 50% of our capital stock, provided that each shareholder holds less than 50% of our capital stock, and (a) their respective ownership of our common shares is not subject to voting rights agreement, (b) they are not under common control and (c) do not represent a common interest; and (iii) shareholders holding less than 50% of our capital stock who have executed a shareholders’ agreement in respect of their ownership of our common shares.

Duties and Responsibilities of Controlling and Others Shareholders

If one shareholder or group of shareholders exercises in a permanent manner control over us, such shareholder or group of shareholders will be subject to the duties and responsibilities of the Brazilian corporate law. On the other hand, if there is no such shareholder or group of shareholders, we will be subject to diffused control. The diffused control is always transitory and shareholders can exercise their control over us by using their voting rights, if there are shareholders in a sufficient number who can influence the decisions taken at a general shareholders meeting. If our control is diffused according to the Brazilian corporate law, there are no specific liability rules for each group of shareholders even if one shareholder or group of shareholder effectively exercises the diffused control, since this diffused control is exercised with the approval of the other shareholders. Nevertheless, the rules concerning shareholders’ liability, such as in abuse of voting rights and conflict of interests, apply to any company, including those with diffused control.

In addition, the rules of the Novo Mercado acknowledge that diffused control can involve a specific controlling shareholder, which is the one who actually exercises it. The rules of the Novo Mercado also acknowledge the specific liability of a certain shareholder or group of shareholders for misconduct.

According to the definition of diffused control, certain obligations and responsibilities apply to certain groups of shareholders who are not necessarily identified as controlling shareholders, such as the obligation to conduct a tender offer if such group of shareholders votes for delisting from the Novo Mercado or if delisting occurs due to non-compliance with the obligations of the Novo Mercado listing segment regulations. Therefore, if our control becomes diffused, all shareholders will be subject to the liability rules set forth in the Brazilian corporate law. However, some specific rules and liabilities set forth in the Novo Mercado listing segment regulations only apply for those shareholders who have the power to control our business, even though not formally identified as controlling shareholders.

Protection against Shareholder Concentration

Our by-laws contain a provision intended to avoid concentration of our shares in the hands of a small group of investors. This provision requires that any shareholder who becomes an owner of our common shares, or certain other rights, in an amount greater than or equal to 20% of our total capital stock (excluding any involuntary ownership interest additions arising from the cancellation of treasury shares or capital decrease resulting from the cancellation of shares), within 60 days from the date of acquisition, is required to publicly tender for all of our capital stock. Cresud, including the entities controlled by it or under its common control and their legal successors (but excluding any acquirer of shares from Cresud and its successors) are not covered under this obligation, which applies only to investors who acquired our shares after our listing in the Novo Mercado segment of BM&FBOVESPA as of April 2006.

The percentage of 20% is not applicable to a person who becomes the holder of our shares in a number greater than 20% of the total shares as a result of (i) legal succession, provided that the shareholder sells the exceeding shares no later than 60 days as from the material event; (ii) merger of another company into our company; (iii) merger of shares of another company into our company; or (iv) subscription of shares, conducted in a primary offering, approved at the shareholders meeting, called by our board of directors, which proposal for capital increase has determined the share price based on the economical value calculated according to an economical and financial appraisal report conducted by a specialized company with renowned experience in publicly held companies.

Shareholders that acquire 20% of our common shares are obligated under this provision to: (i) make a tender offer to acquire the entirety our outstanding issued shares; (ii) ensure that the tender offer is conducted in an auction held at BM&FBOVESPA, (iii) offer to pay a price per share as described below, and (iv) offer to pay cash in exchange for the shares, in Brazilian reais.

The tender offer price per share issued, provided that CVM regulations do not require the adoption of calculation criteria that would lead to a greater acquisition price, in which case, such CVM criteria would prevail, shall not be less than the higher amount among: (i) the market value of our share established in an expert valuation report prepared and approved by shareholders in accordance with our bylaws; (ii) 150% of the share price established in the most recent capital increase made through public offering within the 24-month period preceding the date on which the tender offer becomes mandatory, adjusted by the IPC-A index pro rata until actual payment; or (iii) 150% of the average listing price of our shares during the 90-day period preceding the tender offer on the stock exchange where they are mostly traded.

Launch of such a tender offer does not preclude other shareholders, or even us, from launching a competing tender offer in accordance with the applicable regulations.

In the event the acquiring shareholder fails to perform the obligations set forth in our bylaws, our board of directors shall call a special shareholders’ meeting to approve the suspension of the shareholder rights of such defaulting shareholder, without prejudice to losses and damages that may be claimed from it.

Any proposed amendment to limit our shareholders’ right to conduct a tender offer or to exclude it will impose on the shareholder(s) voting in favor of said amendment or exclusion at such shareholders’ meeting, the obligation of conducting such tender offer. Each shareholder shall have the right to one vote in any special shareholders’ meeting called to decide on amendments or elimination of such provisions of our bylaws.

Suspension of Rights of Acquiring Shareholders for Violation of Our Bylaws

In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer in the event of a change of our control or the acquisition of shares representing 15% or more of our common shares, the rights of such acquiring shareholder will be suspended pursuant to a resolution passed at our shareholders’ meeting, which must be convened in the event of such noncompliance. The acquiring shareholder will not be entitled to vote at such meeting.

Public Meeting with Analysts

Pursuant to Novo Mercado regulations, at least once a year we must hold a public meeting with analysts and any other interested parties to disclose information regarding our projects and forecasts, as well as our economic and financial situation.

Annual Calendar

Pursuant to the Novo Mercado regulations, we must, by the end of January of each year, publicly disclose and send to the BM&FBOVESPA an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to the BM&FBOVESPA.

Duty to Disclose Related Party Transactions

Pursuant to the Novo Mercado regulations, we must publicly disclose and send to the BM&FBOVESPA information about any contract between us and our related parties or managers of our related parties, whenever the amount of such contract in any one-year period reaches the greater of R$0.2 million or 1.0% of our shareholders’ equity.

The disclosure must specify the contract’s object, term, amount, termination conditions and impact, if any, on our business and management.

Additionally, pursuant to CVM rules, in the event a related party has interest in the approval of any matter by our shareholders at a shareholders’ meeting, we must inform our shareholders of at least: the name and qualifications of the related party; the relationship between us and the related party; the amount of our common shares and other securities, directly or indirectly, held by the related party; all credits and amounts outstanding between us and the related party; a description of the transaction submitted to shareholders’ meeting approval; management’s recommendation in relation to the proposed related party transaction, indicating our advantages and disadvantages; and, in the event of an intercompany transaction, an affirmation by our management that the transaction was conducted at an arms-length basis or that the compensation is appropriate, and analysis of the related party transaction’s terms and conditions in relation to the terms and conditions of similar transactions entered into by third parties. See “Item 7—Major Shareholders and Related Party Transactions.”

Description of Outstanding Warrants

On March 15, 2006, our board of directors approved the issue to our founding shareholders of two series of warrants to acquire our common shares. The first series of such warrants, or “First Series Warrants,” consists of 256,000 warrants, and the second series, or the “Second Series Warrants,” consists of an additional 256,000 warrants. Such warrants were delivered to our founding shareholders in proportion to their respective interests in our capital stock on the date such warrants were issued. The First Series Warrants grant their holders the right to acquire such number of our common shares as will represent 20% of our total capital stock on the date such warrants are exercised, and the Second Series Warrants grant their holders the right to acquire such number of our common shares as will represent an additional 20% of our total capital stock on the date such warrants are exercised. We believe that these warrants are an incentive and contribute to ensure our founding shareholders’ commitment towards the development of our activities and the implementation of the business plan prepared by them.

First Series Warrants

The First Series Warrants will grant their holders the right to acquire our common shares at an exercise price of R$1,000 per share which was the issue price per share in our 2006 initial public offering, subject to the price adjustment described below.

We believe that the First Series Warrants represent an efficient mechanism of compensating our founding shareholders as those securities will only represent an economic gain in a scenario of a rising share price for our shares. The remuneration provided by the First Series Warrants will not interfere with our results or financial condition as a gain to our founding shareholders will be generated by market conditions. The principal terms of the First Series Warrants are as follows:

Series and Right to Acquire Common Shares

The First Series Warrants were issued in three sub-series, which differ in relation to the date on which their respective rights to acquire shares becomes effective. All three sub-series of the First Series Warrants are currently exercisable and tradable. The First Series Warrants expire on the date 15 years after the publication in Brazil of the notice of completion of our initial public offering (Anúncio de Encerramento), which notice was published on May 15, 2006.

Warrant Shares

Each lot of 1,000 warrants of the First Series Warrants originally entitled its respective holder to acquire one of our common shares, subject to the adjustments described in “Item 10—Additional Information—Adjustment of the Number of Common Shares for Subscription” below.

Adjustment of the Number of Common Shares for Subscription

If we issue shares that do not result from the exercise of the rights conferred under the warrants, the number of shares to which the warrants grant rights will be adjusted. Such increase in the number of shares that may be acquired by the holders of the warrants shall be proportional to such number of shares newly issued by us in relation to the number of shares existing before such issuance. Accordingly, holders of warrants whose rights had not yet been exercised shall be entitled to maintain the right to subscribe the same percentage interest in our capital stock as they were entitled to prior to such new issuance. The number of shares granted upon the exercise of the warrants will also be adjusted in order to reflect capital reductions, stock splits, reverse stock splits and share bonuses transactions, if any. Such adjustments will also apply to the issue of new warrants, debentures or other securities convertible into our common shares.

Exercise Price

The exercise price of the First Series Warrants was originally equivalent to the issue price per share in our 2006 initial public offering, i.e., R$1,000.00 per share. However, such exercise price is subject to certain adjustments and restatements as set forth at our board of directors meeting held on March 15, 2006.

If new shares that do not result from the exercise of our warrants are issued, the exercise price of the warrants shall be adjusted to reflect the price per share of such subsequent offerings. Such calculation will be made based on: (i) the total amount in reais of our capital stock after our 2006 initial public offering, excluding amounts relating to retained profits converted into equity, plus (ii) the total proceeds in reais received by us from any subsequent issuance of shares after our 2006 initial public offering that do not result from any exercise of our warrants, divided by (iii) the total number of shares outstanding after our 2006 initial public offering in addition to the shares issued thereafter, not including any shares issued as a result of any exercise of our warrants. The exercise price resulting from the application of such rules is also subject to the adjustment procedures set forth in the following paragraph.

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2013, the exercise price of the First Series Warrants was R$14.25 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of the date of this Annual Report, the holders of our First Series Warrants are:

Holder	Number	%
Agro Investment	18,734	7.32
Agro Managers	4,364	1.70
Cape Town LLC	64,000	25.00
Cresud (including Helmir S.A.)	168,902	65.98

Total	256,000	100

Second Series Warrants

The Second Series Warrants grant their holders the right to acquire our common shares only in the event of (i) a transfer of control in accordance with our bylaws, the Novo Mercado listing regulations and CVM rules, (II) the acquisition of a significant interest in our capital stock in accordance with our bylaws, or (III) a mandatory tender offer in accordance with CVM regulations. In any of these events, a tender offer for the acquisition of all of our shares must be made. The exercise price for the shares underlying the Second Series Warrants will be equal to the price established in such tender offer.

The purpose of creating the Second Series Warrants was to provide our founding shareholders with a mechanism that would allow them under certain circumstances to maintain their interest in our capital stock. The principal terms of the Second Series Warrants are described below.

Series and Right to Acquire Common Shares

The Second Series Warrants were issued on March 15, 2006. The Second Series Warrants expire on the date 15 years after the publication in Brazil of the notice of completion of our initial public offering (Anúncio de Encerramento), which notice was published on May 15, 2006. The Second Series Warrants may be exercised by their holders only under the following circumstances:

Transfer of control: In the event of a transfer of control of our company, as prescribed by articles 41, 42 and 43 of our by-laws, the Novo Mercado listing regulations and CVM rules, provided that the resulting business or business group has no direct participation of our founding shareholders or persons related to them. The Second Series Warrants in this case must be exercised within ten business days of the publication of the tender offer made in connection with such transfer of control.

Acquisition of significant interest: In the event of an acquisition by any shareholder, individually or jointly with other shareholders, of an interest in our company representing an amount equal to or greater than 20% of our capital stock, as prescribed by article 44 of our by-laws, provided that the resulting business or business group has no direct participation of our founding shareholders or persons related to them. The Second Series Warrants in this case must be exercised within ten business days of the publication of the tender offer made in connection with such acquisition of a significant interest.

Mandatory tender offer in accordance with CVM rules: In the event a mandatory tender offer is made for our shares under CVM regulations, provided that the resulting business or business group has no direct participation of our founding shareholders or persons related to them. The Second Series Warrants in this case must be exercised within ten business days of the publication of such mandatory tender offer.

Transferability

The Second Series Warrants may be transferred only among our founding shareholders, their controlling shareholder or their affiliates.

Warrant Shares

Each lot of 1,000 warrants of the Second Series Warrants originally entitled its respective holder to acquire one of our common shares, subject to the adjustments described in “Item 10—Additional Information—Adjustment of the Number of Common Shares for Subscription” below.

Adjustment of the Number of Common Shares for Subscription

If we issue shares that do not result from the exercise of the rights conferred under the warrants, the number of shares to be issued upon exercise of the warrants will be adjusted. Such increase in the number of shares that may be subscribed by the holders of the warrants shall be proportional to such number of shares newly issued by us in relation to the number of shares existing before such issuance. Accordingly, holders of warrants whose preemptive rights had not yet been exercised shall be entitled to maintain the right to subscribe the same percentage interest in our capital stock as they were entitled to prior to such new issuance. The number of shares granted upon the exercise of the warrants will also be adjusted in order to reflect capital reductions, stock splits, reverse stock splits and share bonuses transactions, if any. Such adjustments will also apply to the issue of new warrants, debentures or other securities convertible into our common shares.

Exercise Price

The exercise price of the Second Series Warrants will be equal to the tender offer prices described above under “—Second Series Warrants.”

Exercise of Rights

The right conferred by the Second Series Warrants may be exercised by their holders by sending notice to us within ten business days from the date of the public announcement of the applicable tender offer. The Second Series Warrants may be exercised only if our founding shareholders continue to own in the aggregate at least 80% of the number of shares held by them immediately after consummation of our 2006 initial public offering. On the date hereof, our founding shareholders own 100% of the number of shares they held immediately after the consummation of our 2006 initial public offering.

Characteristics of the Common Shares for Subscription

The shares to be acquired under the Second Series Warrants will be entitled to the same rights granted to our other shares.

Holders of Second Series Warrants

As of the date of this Annual Report, the holders of our Second Series Warrants are:

Holder	Number	%
Agro Investment	18,734	7.32
Agro Managers	4,364	1.70
Cape Town LLC	64,000	25.00
Cresud (including Helmir S.A.)	168,902	65.98

Total	256,000	100

Adjustment in the Event of a Corporate Restructuring

In the event of any corporate restructuring or similar action, apart from such events mentioned above and which may have an impact on or represent a reduction of the rights of the holders of the First Series Warrants or the Second Series Warrants, it is stipulated in the meeting of our board of directors held on March 15, 2006 that we shall use our best efforts to negotiate with the holders of the First Series Warrants and Second Series Warrants, as appropriate, to set forth new exercise conditions, seeking to preserve the rights originally granted to the holders of such warrants, their economic and corporate value, the amount of underlying shares and their exercise price. For the purpose of such negotiation, decisions on the part of the holders of the warrants shall be determined through a majority vote, and the holders of the First Series Warrants and the Second Series Warrants shall negotiate and vote separately. Any disputes will be submitted to the Arbitration Chamber of the BM&FBOVESPA (Câmara de Arbitragem do Mercado) pursuant to our bylaws.

C. Material Contracts

See “Item 4—Information on the Company—Business Overview—Material Agreements.”

D. Exchange Controls

There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our capital stock into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Central Bank and the CVM.

Investments in our common shares by (i) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (II) a non-Brazilian holder who is registered with the CVM under Resolution No. 2,689, or (III) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares. The registered capital per common share purchased in the form of an American Depositary Security or ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of a Common ADS will be the U.S. dollar equivalent of (1) the average price of a common share on the BM&FBOVESPA on the day of withdrawal, or (2) if no common shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on the relevant dates.

Annex V Regulations

Resolution No. 1,927 of the National Monetary Council, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a “tax haven” jurisdiction are entitled to favorable tax treatment. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

We pay dividends and other cash distributions with respect to our common shares in reais. We have obtained an electronic certificate of foreign capital registration from the Central Bank in the name of the depositary with respect to our ADSs to be maintained by the custodian on behalf of the depositary. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to our common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil to the depositary so that the depositary may distribute these proceeds to the holders of record of the ADSs.

Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 2,689 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 2,689 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

In the event that a holder of ADSs exchanges those ADSs for the underlying common shares or preferred shares, the holder must:

•

sell those shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our preferred shares;

•	convert its investment in those shares into a foreign portfolio investment under Resolution No. 2,689; or

•	convert its investment in those shares into a direct foreign investment under Law No. 4,131.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689.

If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its common shares or preferred shares into the relevant ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our common shares or preferred shares in Brazil.

If a holder of ADSs wishes to convert its investment in our shares into either a foreign portfolio investment under Resolution No. 2,689 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for the underlying common shares or preferred shares. A non-Brazilian holder of common shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such common shares or preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

Resolution 2,689

All investments made by a non-Brazilian investor under Resolution No. 2,689 are subject to an electronic registration with the Central Bank. This registration permits non-Brazilian investors to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil.

Under Resolution No. 2,689, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Resolution No. 2,689, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 2,689, non-Brazilian investors must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments;

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•	complete the appropriate foreign investor registration forms;

•	register as a non-Brazilian investor with the CVM;

•	register its investments with the Central Bank; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

The securities and other financial assets held by a non-Brazilian investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities held under Resolution No. 2,689 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization effected abroad by a non-Brazilian investor, or occurring upon the death of an investor by operation of law or will.

Law 4,131

To obtain a certificate of foreign capital registration from the Central Bank under Law No. 4,131, a foreign direct investor must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

Foreign direct investors under Law No. 4,131 may sell their shares in either private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our common or preferred shares. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

E. Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares or ADSs. The following discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of our common shares or ADSs. This discussion is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our common shares or ADSs.

Prospective purchasers of our common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our common shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax consequences, subject to the limitations set forth herein, of the acquisition, ownership and disposition of our common shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder. This discussion is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of an investment in our common shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Dividends

Dividends paid by a Brazilian corporation, such as us, including stock dividends and other dividends paid to a Non-Brazilian Holder of our common shares or ADSs, are currently not subject to income tax withholding in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profit but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and income reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location (i) that does not impose income tax, or (ii) where the maximum income tax rate is lower than 20.0%, or (iii) where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-resident holder (“Tax Haven Jurisdiction”). See “Item 10—Additional Information—Interpretation of the Definition of “Tax Haven Jurisdictions.”

These payments of interest on shareholders’ equity to a Non-Brazilian Holder may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, we are required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by our shareholders, at its annual shareholders meeting, on the basis of recommendations of its board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Taxation of Gains

Under Law No. 10,833, enacted on December 29, 2003, the gain on the disposition or sale of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil.

With respect to the disposition of our common shares, as they are assets located in Brazil, the Non-Brazilian Holder should be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to our ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Brazilian Holder upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, described above.

As a general rule, gains realized as a result of a disposition of our common shares or ADSs are the positive difference between the amount realized on the transaction and the acquisition cost of our common shares or ADSs.

Under Brazilian law, however, income tax rules on such gains can vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 2,689 (a “2,689 Holder”), and (2) is not a resident in a country or location which is defined as a “tax haven jurisdiction” for this purposes (as described below); or

•

subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a 2,689 Holder and (2) is not a Tax Haven Jurisdiction Resident; or by (B) a Non-Brazilian Holder that (1) is a 2,689 Holder, and (2) is a Tax Haven Jurisdiction Resident. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e. a broker) that receives the order directly from the non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; and

•

subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, and is Tax Haven Jurisdiction Resident for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non-Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

The deposit of our common shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to income tax withholding at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder and is not a resident in a “tax haven jurisdiction” for this purpose. The availability of these arguments to any specific holder of our common shares will depend on the circumstances of such holder. Prospective holders of our common shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares in exchange for ADSs.

Any exercise of preemptive rights relating to our common shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares, including the sale or assignment carried out by the depositary, on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of our common shares.

Interpretation of the Discussion on the Definition of “Tax Haven Jurisdictions”

On June 4, 2010, Brazilian tax authorities enacted Normative Instruction No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents (Tax Haven Jurisdictions ) and (ii) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Brazilian Holder on payments potentially made by a Brazilian source.

We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Foreign exchange agreements entered into as from October 20, 2009 in connection with inflows of funds related to investments carried out by Non-Brazilian Holders in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of 2.0%. However, foreign exchange transactions related to outflows of funds in connection with investments made in the Brazilian financial and capital markets are subject to IOF/Exchange at a zero percent rate. This zero percent rate applies to payments of dividends and interest on shareholders’ equity to Non-Brazilian Holders with respect to investments in the Brazilian financial and capital markets. Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on Transactions Involving Bonds and Securities (IOF/Bonds and Securities Tax)

Brazilian law also imposes the IOF/Bonds Tax due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of the IOF/Bonds and Securities Tax applicable to transactions involving our common shares is currently zero. However, the rate of the IOF/Bonds and Securities Tax applicable to the transfer of our common shares with the specific purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (1) the number of shares which are transferred, multiplied by (2) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds and Securities Tax at any time up to 1.5% per day of the transaction amount, but only in respect of transactions carried out after the increase in rate enters into force.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Brazilian Holders of our common shares or ADSs.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership, and disposition of our common shares and ADSs as of the date hereof. Except where noted, this discussion deals only with U.S. Holders (as defined below) that hold our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person that received our common shares or ADSs as compensation for the performance of services;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction or a straddle;

•	a person deemed to sell common shares or ADSs under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”);

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

As used herein, “U.S. Holder” means a holder of our common shares or ADSs that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder at the date hereof, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.

If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other tax jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of our common shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below, distributions on our common shares or ADSs (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest attributable to shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends, however, will not be eligible for the dividends received deduction allowed to corporations. Under current law, dividends received in taxable years beginning before January 1, 2013 by non-corporate U.S. shareholders of qualified foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (if and when they are listed on an established securities market in the United States), but not our common shares, will be readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently will meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of this legislation to your particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect at the date the dividend is actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the reais are converted into U.S. dollars at that time. If the reais received as a dividend are not converted into U.S. dollars at the date of receipt, you will have a tax basis in the reais equal to their U.S. dollar value at the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, Brazilian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held our common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or ADSs. If you do not elect to claim a U.S. foreign tax credit, you may instead claim a deduction for Brazilian income tax withheld, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest attributable to shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under

U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common shares or ADSs that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For purposes of determining whether we are a PFIC, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, income from commodities transactions is generally considered passive unless such income is derived in the active conduct of a commodities business. We believe there is a substantial likelihood that certain or our income from commodities transactions will not qualify as being derived in the active conduct of a commodities business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the projected composition of our income and assets, including goodwill, we believe that there is a substantial risk that we currently are a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares or ADSs, you will be subject to special tax rules discussed below for that year and for each subsequent year in which you hold the common shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a “Purging Election”) to recognize gain in the manner described below as if your common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your common shares or ADSs for purposes of the PFIC rules. After the Purging Election, your common shares or ADSs with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of this election, and whether making the election would be advisable in your particular circumstances.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

You will also be required to file Internal Revenue Service (“IRS”) Form 8621 if you hold our common shares or ADSs in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs if and when the ADSs are listed on a stock exchange in the United States which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only our ADSs and not our common shares may be listed in the future on a qualified stock exchange in the United States. Our common shares are listed on the BM&FBOVESPA, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that our common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding common shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, you generally will recognize taxable gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs equal to the difference between the amount realized on the sale, exchange or other taxable disposition of such common shares or ADSs and your adjusted tax basis in such common shares or ADSs. If we are a PFIC for any taxable year in which you hold our common shares or ADSs (as we believe is likely to be the case for the current year), and you do not make a Purging Election or a mark-to-market election, any gain recognized will be treated as ordinary income and subject to the special tax rules described above under “—Passive Foreign Investment Company.” If you do not hold our common shares or ADSs in any taxable year in which we qualify as a PFIC, such gain will generally be capital gain. Any loss recognized on a sale, exchange or other taxable disposition of our common shares or ADSs will generally be capital loss. Capital gains or losses will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

If a Brazilian income tax is withheld on the sale or other disposition of our common shares or ADSs, your amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by you on the sale, exchange or other taxable disposition of our common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Brazilian income tax, you may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless you can apply the credit (subject to applicable limitations) against U.S. federal income tax payable on other income from foreign sources. Alternatively, you may take a deduction for the Brazilian income tax if you do not take a credit for any foreign taxes paid or accrued during the taxable year.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax or IOF/Bonds and Securities Tax (as discussed above under “—Brazilian Tax Considerations”) generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends (including distributions of interest attributable to shareholders’ equity) in respect of our common shares or ADSs and the proceeds from the sale, exchange or redemption of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide your correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership or disposition of our common shares or ADSs. Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in our common shares or ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational reporting requirements of the Exchange Act, which requires that we file periodic reports and other information with the SEC. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports on Form 6-K.

Our reports and other information filed by us with the SEC may be inspected and copied by the public at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and are also available on the website of the SEC at http://www.sec.gov.

We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and our audited consolidated financial statements prepared in compliance with IFRS, and our Annual Report on Form 20-F. We also furnish the depositary with six-month reports in English, which include semi-annual consolidated financial information prepared in compliance with IFRS. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Exchange Act relating to short-swing profit disclosure and liability.

I. Subsidiary Information

See the notes to our consolidated financial statements for a description of our subsidiaries.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising in the normal course of our business. Market risks are beyond our control and consist of the possibility that changes in interest rates, exchange rates, the market prices of our products and credit risks may adversely affect the value of our financial assets and liabilities or our future cash flows or earnings.

Raw Material Acquisition Risks

For the acquisition of farming inputs, our primary risks are foreign-exchange variations, the supply and demand of each input, farming commodity prices and freight prices. Our dependence on imported raw materials is also subject to supply and customs clearance delays. We are also subject to risks regarding the availability of the specific varieties of seeds we use, which are affected by weather conditions, among other factors.

In addition, the price of diesel fuel, which is the primary fuel used in farming machinery and trucks, is affected by the variation in oil prices as well as by the price-control policies adopted by the Brazilian government.

Foreign Exchange Risks

Certain of our income is linked to the exchange rate between the real and the U.S. dollar, and consequently our revenue are impacted by foreign exchange fluctuations. Certain of our commodities, such as soybean and cotton, may be priced in reais or in U.S. dollars. In addition, certain of the inputs necessary for farming production, such as chemicals, pesticides and fertilizers, may be priced in or based on the U.S. dollar. In order to reduce the impact on revenue, we seek to limit our foreign exchange exposure to 5% of our total expected revenue from commodities typically priced in U.S. dollars.

On June 30, 2013, we had a short position in U.S. dollars in the amount of US$1.46 million. The result of a hypothetical devaluation of 10% of the real in relation to the dollar would generate a profit before taxes of R$389.3 thousand.

Interest Rate Risks

Exposure to interest rates subjects us and our subsidiaries to risks arising from the affect of interest rate fluctuations on our financial assets and liabilities. A portion of our indebtedness is subject to fixed rates of interest, while only our financings with BNDES are subject to variable rates indexed to the TJLP rate. We do not engage in hedging transactions with respect to such financings because we believe the interest rates charged thereon are lower than typical rates in the Brazilian market.

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2013 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$69.0 thousand monthly.

Farming Commodity Risks

A reduction in commodity prices would affect our margins and operating results. Commodity price variations are associated with global supply and demand, as well as climatic, technological, commercial and economic conditions and government policies. To reduce these risks to us from commodity price variations, we use financial instruments such as derivatives and over-the-counter instruments including options and futures contracts negotiated in the commodities market throughout the ordinary course of our crop cycles, from the purchase of inputs to crop planting up until harvest. We believe that the maintenance of our current hedging policy is necessary to minimize the risks related to commodity price variations.

At June 30, 2013, we had a short position in soybean derivatives (CBOT—futures, options and OTC contracts) in the total volume of 1,134 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2013, we believe that a hypothetical decrease of 10% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$5.4 million.

Risk Management and Hedging Policies

We are exposed to risks derived from commodity price variations for such products as soybean, corn, sugarcane, cotton, eucalyptus, rice and sorghum, as well as foreign-exchange variations. We hedge our exposure to commodity price risks for our transactions through over-the-counter instruments and maintain our exposures within pre-established limits. Such financial instruments include (i) commodity price and exchange rate swap contracts; (ii) currency contracts that provide a fixed exchange rate in reais for our dollar-denominated receivables and chargeables; (iii) commodity futures contracts for soybean, corn, ethanol and cottonseed that allow us to buy or sell commodities at predetermined prices; and (v) options contracts that allow us to acquire the right to buy or sell an asset at a preset price by a certain date. Since these transactions are normally made in U.S. dollars, we hedge our exposure to foreign-exchange risks by entering into contracts with fixed exchange rates. We have set our limit of foreign-exchange exposure to 5% of the total revenue expected from the sale of each commodity produced by us.

Our risk management policy seeks to protect our cash flows and expenditures, and thus we monitor the volatility and historical patterns of the primary market trends that affect our revenue and production costs, including (i) commodity prices, commonly determined in U.S. dollars; (ii) differences between domestic and international market prices of our commodities; (iii) exchange rates; and (iv) prices impacting our principal production costs, including, fertilizers, pesticides and chemicals.

In addition to monitoring these trends, our strategic planning department analyzes them in the light of our exposures and positions in the market and prepares reports on a regular basis analyzing such risks in the light of simulations under various hypothetical situations indicating the effects on our results of different variations in market prices and conditions. Such analysis and reports include the monitoring and assessment of: (i) the status of the commercialization and delivery of our products; (ii) updates regarding our estimated planted area and production volumes; (iii) the distribution of sales by product and type (such as futures contracts, options, fixed term contracts); (iv) market analysis and historical comparisons of the prices, rates and other indices that affect our gross revenue; (v) risk analysis models and simulations such as the Monte Carlo simulation, that analyze the volatility and sensitivity of our assets and the correlations that exist among such assets; and (vi) stress test analyses under different scenarios. Such reports are then delivered to our risk management committee, which develops the goals and limits of our hedging strategy and our hedging policy, which is defined and approved by our board of directors. Our risk management committee then supervises our strategic planning department in the implementation and the execution of our hedging strategy.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

For a description of our principal indebtedness, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

B. Warrants and Rights

For a description of our warrants and right, please see “Item 10—Additional Information—Description of Outstanding Warrants.”

C. Other Securities

Not applicable.

D. American Depositary Shares

The following table sets for the fees and expenses that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of November 6, 2012 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary, in connection with our ADS program:

Fee and Reimbursement Provisions
Fee or Charge:	Relating to:

1. Taxes and other governmental charges

2. Registration fees as may be in effect for the registration of transfers of common shares underlying the ADRs on the share register of our company or any Brazilian registrar	The transfer of common shares underlying ADRs to or from the name of the depositary or its nominee or Banco Itaú, S.A., as custodian for the depositary, or its nominee on the making of deposits or withdrawals under the Deposit Agreement

3. Cable, telex and facsimile transmission expenses expressly provided under the Deposit Agreement

4. Expenses incurred by the depositary in the conversion of foreign currency	Amounts in reais received by way of dividends or other distributions or the net proceeds from the sale of securities, property or other rights in respect of ADRs

5. U.S.$5.00 or less per 100 ADRs (or portion thereof)	The delivery of ADRs and the surrender of ADRs, or the distribution of securities or other property to holders of ADRs

6. U.S.$0.02 or less per ADR (or portion thereof)	Any cash distribution made pursuant to the Deposit Agreement, except for distributions of cash dividends

7. U.S.$0.02 or less per ADR (or portion thereof) per year, subject to prior consent by the Company	Depositary services

8. Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. In the year ended June 30, 2013, the annual fee for depositary services was charged to holders of ADSs.

In the year ended June 30, 2013, pursuant to a letter agreement between our company and the depositary, the depositary reimbursed us for fees, expenses and related taxes of U.S.$292.6 thousand consisting of expenses in connection investor relations expenses and listing fees.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADSs.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15—CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer concluded that, as of June 30, 2013, the design and operation of our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management will be required to comply with the management’s internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our fiscal year ended June 30, 2014. In addition, we will be required to comply with our auditor’s internal control attestation required by Section 404(b) of the Sarbanes-Oxley Act only once we cease to be considered an “emerging growth company.”

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

For the purposes of the Sarbanes-Oxley Act of 2002, our board of directors established a fiscal council (“Audit Committee”), which convenes at least quarterly, and as often as it determines is appropriate to carry out its responsibilities. This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors during such process, focusing particularly on compliance with legal requirements and accounting standards. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our board of directors.

Our board of directors has determined that Aloisio Kok, a member of the Company’s Audit Committee, is a “financial expert,” as such term is defined in the SEC rules. Mr. Kok is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mr. Kok is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees—Board Practices” for information regarding the experience of Mr. Kok.

ITEM 16B—CODE OF ETHICS

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law, and we have adopted a code of ethics that applies to our officers and employees.

Our code of ethics, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website www.brasil-agro.com. Information on our website is not incorporated by reference in this form. Copies of our Code of Business Conduct and Ethics are also available without charge upon request to our Investor Relations Office.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2013, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our Audit Committee (“Fiscal Council). The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

The following table describes the total amount of fees billed to us by our independent auditors Ernst & Young Terco Auditores Independentes S.S. and PricewaterhouseCoopers Auditores Independentes for services performed in the fiscal year ended June 30, 2013 and 2012, respectively.

	Year Ended June 30,
	2013	2012
	(in thousand of Reais)
Audit fees(1)	1,004.20	669.07
Audit-related fees(2)	22.44	334.16
All other fees(3)	936.34	694.69

Total fees	1,962.98	1.697,92

(1)

“Audit fees” are the aggregate fees billed by Ernst & Young Terco Auditores Independentes S.S. for 2013 amounting to R$637 thousand and PricewaterhouseCoopers Auditores Independentes for 2012 for the audit of our consolidated and annual financial statements including reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements, for a total amount of R$367 thousand.

(2)

Audit-related fees invoiced by Ernst & Young Terco Auditores Independentes S.S. in the above table are for 2013 in connection with the interoffice report issued regarding the Brasilagro internal controls audit for Cresud consolidation purposes amounting to R$22 thousand.

(3)

All other fees billed by Ernst & Young Terco Auditores Independentes S.S. in 2013 amounting to R$34 thousand (1) in regards of the agreed upon procedures for the filling process of Brasilagro’s financial statements in the Argentinean stock market (2) Foreign exchange conversion review work related to the Brasilagro’s consolidation process within Cresud consolidated financial statement. All other fees invoiced by PricewaterhouseCoopers Auditores Independentes in connection with the offerings of our securities (ADR) in 2012 related to the review work for the Brasilagro SEC registration for a total amount of R$902 thousand.

Audit Committee Pre-Approval Policies and Procedures

Our board of directors has established pre-approval policies and procedures for the engagement of registered public accounting firm for audit and non-audit services. Under such pre-approval policies and procedures, our board of directors reviews the scope of the services to be provided by each registered public accounting firm to be engaged in order to ensure that there are no independence issues and the services are not prohibited services as defined by Sarbanes-Oxley Act of 2002.

ITEM  16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In establishing a permanent Fiscal Council, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements, which continue to be applicable under Rule 10A-3.

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company only needs to comply with the requirement that the audit committee, or fiscal council in the case of the Company, meet the SEC rules regarding audit committees for listed companies. The Brazilian corporate law requires companies to have a non-permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting. The Fiscal Council operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies him as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Fiscal Council operates under a written charter, which the Company believes meets the NYSE’s requirements for audit committee charters. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian corporate law. For a further discussion of our Fiscal Council, see “Item 6—Directors, Senior Management and Employees—Board Practices—Fiscal Council.”

ITEM  16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There is no purchases of equity securities during the year ended June 30, 2013.

ITEM  16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

For information regarding our change of independent auditors, see item 16.F of our Registration Statement on Form 20-F filed with the SEC on October 31, 2012.

ITEM  16G—CORPORATE GOVERNANCE

We adopt best corporate governance practices based on a continual process of organizational improvement, translating into greater transparency, liquidity and confidence for our investors. We comply with listing regulations, among them, diffused control, protection mechanisms and equality of rights.

Company data is given full disclosure on our investor relations website, where information on our vision of sustainability and actions with respect to the theme can be found. The Company has adhered to Level A of the Global Reporting Initiative guidelines for the publication of its Annual Reports under Brazilian law.

Further information concerning our corporate governance practices and applicable Brazilian law is available on the Company’s website (www.brasil-agro.com). Information on our website is not incorporated by reference in this Annual Report on Form 20-F.

Under Section 303A.11 of the NYSE Corporate Governance Rules, we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standard. We have summarized these significant differences below.

We are permitted to follow practices in Brazil in lieu of the provisions of the NYSE Corporate Governance Rules, except that we are required to have a qualifying audit committee under Section 303A.06 of the Rules or avail ourselves of an appropriate exemption. As a foreign private issuer, we have modified our fiscal council in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6—Directors, Senior Management and Employees—Board Practices—Fiscal Council.” In addition, our chief executive officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Corporate Governance Rules. We are also required under Section 303A.12(c) of the NYSE Corporate Governance Rules to submit an annual written affirmation of compliance with applicable provisions of the rules and, under certain circumstances, an interim written affirmation of compliance.

Majority of Independent Directors

Under NYSE Rule 303A.01, each U.S. listed company must have a majority of independent directors. Under the Novo Mercado rules, at least 20.0% of our directors must be independent for purposes of those rules, and a majority of our directors currently meet that standard.

Separate Meetings of Non-Management Directors

Under NYSE Rule 303A.03, the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under Brazilian practice, but in any event, all members of our board are non-executive directors. Our independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law.

Compensation Committee

Under NYSE Rule 303A.05, each U.S. listed company must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Brazilian practice. However, in accordance with the best practices of corporate gorvernance the Company was established a Compensation Committee on March 1st, 2012. See “Item 6—Directors, Senior Management and Employees”.

On September 25, 2012, the NYSE proposed revised listing standards relating to compensation committees for listed companies in response to Rule 10C-1 under the Exchange Act adopted by the SEC on June 20, 2012. The revised listing standards, which are expected to become operative on July 1, 2013, (1) continue to require that the compensation committee be composed solely of independent directors but contain more specific guidance regarding the independence standards for those directors, (2) require listed companies to grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser, to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company and (3) require the compensation committee to assess the independence of any compensation adviser, other than the listed company’s in-house legal counsel. The NYSE’s revised listing standards permit foreign private issuers to follow home country practice and disclose the differences between their home country practices and those required of U.S. listed companies. We expect to avail ourselves of this exemption and continue our current compensation practices in accordance with the Brazilian corporate law and Brazilian practice.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “Item 16D—Exemptions from the Listing Standards for Audit Committees,” which explains how our Fiscal Council differs from an audit committee for a U.S. listed company and which is incorporated herein by reference.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors recently authorized the establishment of a stock option plan to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in our company. Under our bylaws and the Brazilian corporate law, stock option plans for our management and employees must be approved by our shareholders. On October 29, 2008, our shareholders approved a stock option plan for our executive officers. For more details, see “Item 6—Directors, Senior Management and Employees—Stock Option Plan”.

Corporate Governance Guidelines

Under NYSE Rule 303A.09, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards described under “Item 9. The Offer and Listing—C. Markets —São Paulo Stock Exchange Corporate Governance Standards.”

Code of Business Conduct and Ethics

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law, and we have adopted a code of ethics that applies to our officers and employees. Further information concerning our corporate governance practices and applicable Brazilian law is available on our website. Information on our website is not incorporated by reference in this form.

ITEM  16H— MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM  17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM  18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM  19—EXHIBITS

Exhibit Number	Description

1.01	Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to Current Report on Form 6-K, submitted December 13, 2012, SEC File No. 001-35723)

2.01	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.01	Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting of October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.02	Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.03	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.04	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.05	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.06	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária

4.07	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária

4.08	Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.09	First Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.10	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.11	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.12	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari

4.13	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari

8.01	List of subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Administrative Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Administrative Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Date: October 31, 2013

/S/ JULIO CESAR DE TOLEDO PIZA NETO
Name: Julio Cesar de Toledo Piza Neto
Title: Chief Executive Officer and Investor Relations Officer

Date: October 31, 2013

/S/ GUSTAVO JAVIER LOPEZ
Name: Gustavo Javier Lopez
Title: Chief Administrative Officer

1

Financial Statements

Brasilagro Companhia Brasileira

de Propriedades Agrícolas

June 30, 2013

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial Statements

June 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Brasilagro Companhia Brasileira de Propriedades Agrícolas

We have audited the accompanying consolidated balance sheet of Brasilagro Companhia Brasileira de Propriedades Agrícolas at June 30, 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards are the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasilagro Companhia Brasileira de Propriedades Agrícolas at June 30, 2013, and its consolidated results of operations and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board – IASB.

São Paulo, Brazil

October 29, 2013

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP-015.199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP215.856/O-5

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Consolidated Balance sheets

June 30, 2013

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

	Notes	2013	2012	2011
Assets
Current
Cash and cash equivalents	6	75,694	67,464	135,615
Marketable securities	6	9,244	—	—
Trade accounts receivable	8	131,102	60,655	25,971
Inventories	10	28,805	72,558	77,479
Biological assets	11	1,201	4,111	1,335
Recoverable taxes	9	7,655	9,331	4,307
Derivatives financial instruments	7	17,081	4,327	5,386
Receivables from related parties	32	347	—	—
Other Assets		430	710	921

		271,559	219,156	251,014

Noncurrent assets
Biological assets	11	36,656	31,931	40,334
Restricted marketable securities	12	17,988	23,197	21,262
Receivables from related parties	32	—	—	7,118
Recoverable taxes	9	25,736	22,803	25,784
Deferred taxes	21	25,216	14,960	—
Derivatives financial instruments	7	1,714	—	—
Trade accounts receivable	8	33,729	12,759	2,936
Investment properties	13	339,108	391,907	383,687
Other Assets		1,633	268	94
Investments in unquoted equity Instruments	14	70	410	410
Property, plant and equipment	16	14,851	15,630	12,765
Intangible assets	15	2,570	2,741	2,747

		499,271	516,606	497,137

Total assets		770,830	735,762	748,151

	Notes	2013	2012	2011
Liabilities and equity
Current Liabilities
Trade accounts payable	18	7,777	4,151	2,435
Loans and financing	19	44,929	43,067	37,899
Labor obligations		8,752	7,436	4,801
Taxes payable	20	2,306	3,102	959
Dividends payable		1,963	2	2
Derivatives financial instruments	7	2,860	8,307	2,918
Payables for purchase of farms	17	43,650	40,858	57,521
Payable to related parties	32	183	—	—
Advances from customers		2,124	4,490	5,909

		114,544	111,413	112,444

Noncurrent liabilities
Loans and financing	19	56,924	51,294	55,436
Taxes payable	20	5,812	2,695	1,402
Deferred taxes	21	—	—	1,454
Derivatives financial instruments	7	1,140	10,209	—
Provision for legal claims	30	4,802	1,183	480
Other liabilities		623	—	12

		69,301	65,381	58,784

Total liabilities		183,845	176,794	171,228

Equity
Attributed to controlling shareholders
Share capital	22	584,224	584,224	584,224
Capital reserve		3,385	2,134	996
Income Reserve		6,296	—	—
Other reserve		(6,920)	(6,920)	—
Accumulated losses		—	(20,470)	(14,898)

Non controlling shareholders		—	—	6,601

Total equity		586,985	558,968	576,923

Total liabilities and equity		770,830	735,762	748,151

See accompanying notes.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of operations

Year ended June 30, 2013

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

	Notes	2013	2012	2011
Net revenue	24	185,647	146,218	79,544
Gain on sale of farms	8	54,815	12,987	—
Change in fair value of biological assets and agricultural products	11	2,289	(417)	22,761
(Impairment) Reversal of impairment of net realizable value of agriculture products after harvest		1,659	(2,663)	(986)
Cost of sales	25	(170,643)	(136,447)	(61,500)

Gross profit		73,767	19,678	39,819
Selling expenses	25	(14,028)	(4,015)	(2,991)
General and administrative	25	(29,233)	(28,892)	(26,330)
Other operating income (expenses)		(3,539)	10	73

Operating profit (loss)		26,967	(13,219)	10,571
Financial income (expenses), net
Financial income	27	38,000	38,073	25,738
Financial expenses	27	(38,591)	(44,299)	(16,460)

Profit (loss) before income and social contribution taxes		26,376	(19,445)	19,849
Income and social contribution taxes	28	2,351	12,845	(5,186)

Net income (loss) for the year		28,727	(6,600)	14,663

Attributed to
Controlling shareholders		28,727	(5,572)	14,743
Non-controlling shareholders		—	(1,028)	(80)

		28,727	(6,600)	14,663

Basic earnings (loss) per share—reais	29	0.49	(0.10)	0.25

Diluted earnings (loss) per share—reais	29	0.49	(0.10)	0.25

See accompanying notes.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of comprehensive income

Year ended June 30, 2013

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

	2013	2012	2011
Net income (loss) for the year	28,727	(6,600)	14,663

Comprehensive income (loss)	28,727	(6,600)	14,663

Attributed to
Controlling shareholders	28,727	(5,572)	14,743
Non-controlling shareholders	—	(1,028)	(80)

See accompanying notes.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of changes in equity

Year ended June 30, 2013

(Amounts in thousands of Brazilian Reais, except if stated otherwise)

		Attributable to controlling shareholders
				Income Reserve
	Note	Share capital	Capital reserve- grant of stock options	Legal reserve	Reserve for future investment and expansion	Dividends proposed	Other reserve	Accumulated losses	Total Company	Non controlling shareholders	Consolidated
At June 30, 2010		584,224						(29,641)	554,583	6,245	560,828
Net income (loss) for the year								14,743	14,743	(80)	14,663
Transactions with owner
Share based compensation			996						996		996
Capital increase										436	436

At June 30, 2011		584,224	996	—	—	—	—	(14,898)	570,322	6,601	576,923
Net income (loss) for the year		—	—	—		—	—	(5,572)	(5,572)	(1,028)	(6,600)
Share based compensation	26	—	1,138	—		—	—	—	1,138	—	1,138
Increase in non-controlling interest due to change in interest in Jaborandi Ltda.		—	—	—	—		(1,135)	—	(1,135)	1,135	—
Capital increase		—	—	—	—	—	—	—	—	7,438	7,438
Acquisition Jaborandi S.A. and Jaborandi Ltda.		—	—	—	—	—	(5,785)	—	(5,785)	—	(5,785)
Purchase of non controlling interest		—	—	—	—	—	—	—	—	(14,176)	(14,176)
Other		—	—	—	—	—	—	—	—	30	30

At June 30, 2012		584,224	2,134	—	—	—	(6,920)	(20,470)	558,968	—	558,968
Net income for the year		—	—	—	—	—	—	28,727	28,727	—	28,727
Share based compensation	26	—	1,251	—	—	—	—	—	1,251	—	1,251
Constitution of legal reserve	22.h	—	—	413	—	—	—	(413)	—	—	—
Mandatory dividends	22.h	—	—	—	—	—	—	(1,961)	(1,961)	—	(1,961)
Dividends proposed	22.h	—	—	—	—	3,922	—	(3,922)	—	—	—
Constitution of reserve for future investment and expansion	22.h	—	—	—	1,961	—	—	(1,961)	—	—	—

At June 30, 2013		584,224	3,385	413	1,961	3,922	(6,920)	—	586,985	—	586,985

See accompanying notes.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of cash flows

Year ended June 30, 2013

(Amounts in thousands of Brazilian reais)

	Notes	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income(loss) for the year		28,727	(6,600)	14,663

Adjustments to reconcile net year
Depreciation and amortization	25	27,997	27,398	14,127
Gain on sale of farm	13	(54,815)	(12,987)	—
Share based compensation plan	26	1,251	1,138	996
Residual value of property, plant and equipment sold	16	2,061	101	—
Unrealized (gain) loss on derivatives	27	(11,659)	12,756	(1,172)
Unrealized foreign exchange, monetary variation and financial charges	27	4,383	3,845	8,729
(Gain) remeasurement of receivables from sale of farms	27	(6,981)	(6,682)	(2,943)
Deferred income and social contribution taxes	28	(10,258)	(14,686)	4,214
(Gains) losses arising from changes in fair value of biological assets and agricultural products	11	(2,289)	417	(22,761)
Impairment of realizable value of agriculture produce after harvest		(1,659)	2,663	986
Allowance for doubtful accounts	8	490	952	—
Provision for legal claims	30	3,619	951	136

		(19,133)	9,266	16,975

Change in working capital
Trade accounts receivable		(48,751)	(24,967)	(4,061)
Inventories		43,417	(662)	(55,317)
Biological assets		(10,334)	(2,737)	10,918
Recoverable taxes		(516)	(948)	(9,079)
Derivatives financial instrument		(15,520)	3,901	(177)
Prepaid assets		—	(107)	71
Other receivables		(1,246)	982	—
Trade accounts payable		3,718	2,069	1,493
Taxes payable		2,321	1,709	154
Labor obligations		1,316	2,635	658
Advance from customers		(2,366)	—	—
Other liabilities		622	(1,832)	5,732

Net cash generated by (used in) operating activities		(46,472)	(10,691)	(32,633)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	15 and 16	(3,383)	(4,338)	(4,151)
Cash paid on subsequent expenditures on investment properties	13	(24,957)	(29,806)	(35,146)
Investment in marketable securities		(4,035)	—	(3,234)
Marketable securities		—	—	8,533
Cash received from sales of farms		86,460	9,769	—

Net cash generated by (used in) investing activities		54,085	(24,375)	(33,998)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances for future capital increase received from Jaborandi Ltda. and Jaborandi S.A. minority shareholder		—	7,438	—
Payments of installments of financed acquisition of farm		—	(18,648)	(8,102)
Proceeds from loans and financing		40,407	31,600	38,340
Interest paid on loans and financing		(3,097)	(3,179)	(2,726)
Payment of loans and financing		(36,693)	(37,297)	(31,466)
Acquisition of non controlling interest in Jaborandi Ltda. and Jaborandi S.A.	14	—	(12,999)	—

Net cash generated by (used in) financing activities		617	(33,085)	(3,954)

Increase (decrease) in cash and cash equivalents		8,230	(68,151)	(70,585)

Cash and cash equivalents at beginning of period	6	67,464	135,615	206,200
Cash and cash equivalents at end of period	6	75,694	67,464	135,615

		8,230	(68,151)	(70,585)

Non-cash transactions
Financed purchase of property, plant and equipment		—	3,720	4,852
Financed purchase of farms		—	21,041	—

See accompanying notes.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

1. General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas ( The Company “ or “Brasilagro”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Maranhão, Mato Grosso, Minas Gerais and Piauí.

Pursuant to its articles of incorporations, the Company’s and its subsidiaries activities include: (a) the exploration of agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate intermediation involving any type of operations, (e) participation as partner in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the herein described purposes, and (f) management of its own and third party assets.

At June 30, 2013 the Company and its subsidiaries (together, the “Group”) have nine farms in six Brazilian states, with a total area of 160,815 hectares, including 22,058 leased hectares. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil through a business strategy based on the acquisition of new farms and the ultimate sale of the farms acquired, once the intended potential valuation is achieved or when their agribusiness potential is achieved. This occurs when the acquired farms achieve the optimitation of production and the cultivation area is expanded.

The activities of the subsidiaries Cremaq Ltda. (“Cremaq”), Engenho de Maracajú Ltda. (“Engenho”), Imobiliária Jaborandi Ltda. (“Jaborandi”), Jaborandi Agrícola Ltda., Araucária Ltda. (“Araucária”), Mogno Ltda. (“Mogno”), Cajueiro Ltda. (“Cajueiro”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As stated in their respective by laws and articles of organization, the assets of each respective real estate belonging to these companies may be leased to third parties until the ultimate sale of the assets, in order to enhance the value of the real estate. All of the subsidiaries including FIM Guardian Fund, which is an exclusive investment fund of The parent company is headquartered and operate in Brazil.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Group’s disclosure policy, when technical and legal assessments and the related due diligence processes are completed.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

1. General information (continued)

As of the date hereof, the Company holds 7,699 hectares leased, and are not the legal owner of two properties representing 23,422 hectares, as the registration of ownership process for these two properties has not been finalized.

On August 23, 2010, Opinion No. LA—01, of August 19, 2010, issued by the Federal Attorney General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital stock of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require prior authorization to purchase agricultural properties and are subject to restrictions, including the following:

(i)	the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;
(ii)	the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and
(iii)	the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the above-mentioned limits must be previously approved by INCRA. The request for the approval must be filed before the Regional Branch of INCRA (Superintendência Regional) of the State where the property is located. After that, INCRA will analyze the compliance with the above-mentioned requirements and if the transaction is approved by INCRA, it will issue a certificate of approval. The purchase and lease of agricultural properties beyond the limits of areas and percentages mentioned above require prior authorization from the Brazilian Congress.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

1. General information (continued)

In both cases, it is not possible to determine an estimated time frame for the approval procedure, since up to the date of this financial statements, there are no known cases of certificates having been granted. Additionally, there is no judgment so far by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion. As of June 30, 2013, 78,57% of Company common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued the Opinion no 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74, regarding Brazilian companies with the majority of the capital stock composed of foreigners residing outside of Brazil or legal entities incorporated abroad. However, in April 2013, the Court of Appeals granted an injuction suspending the effects of Opinion no 461/2012-E, based on the lawsuit filed by INCRA and the Federal Government against the Opinion no 461/2012-E.

2. Summary of significant accounting policies

The significant accounting policies applied on the preparation of these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1. Basis of preparation

On October 29, 2013, the Company’s Board and fiscal council approved the consolidated financial statements and authorized their disclosure.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (IFRS) issued, by the International Accounting Standards Board (IASB). All the references to IFRS in these financial statements correspond to the IFRS issued by the IASB.

The consolidated financial statements have been prepared based on the historical cost, unless otherwise stated, as described in the summary of significant accounting policies. Historical cost is usually based on the amount of considerations pais in exchange for assets.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2. Summary of significant accounting policies (Continued)

2.1. Basis of preparation (Continued)

The financial statements have been prepared in the ordinary course of business. Management assesses the Company’s capacity to continue operating as agoing concern during the preparation of the financial statements. The Company is honoring its debts at the date of issuance of these financial statements and Management has not identified any significant uncertainty on the Company’s capacity to continue with its activities in the next 12 months.

The preparation of the financial statements requires the use of certain critical accounting estimates as well as the exercise of judgment by Management in the Company’s accounting practices. Those areas requiring a higher level of judgment and with more complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 3.

The non-financial data included in these financial statements, such as sales volume, planted and leased area, insurance and environment have not been examined by the independent auditors.

Reclassificaitons had been made to certain captions of prior years balance sheets and cash flows statements to conform to current year presentation, which are not material.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2. Summary of significant accounting policies (Continued)

The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries at June 30, 2013 and 2012, as follows:

	Interest in Total Share Capital- %
	2013	2012
Subsidiaries
Aracuária	99.99	99.99
Cremaq	99.99	99.99
Engenho de Maracaju	99.99	99.99
Imobiliária Jaborandi	99.99	99.99
Jaborandi Ltda.	99.99	99.99
Cajueiro	99.99	99.99
Mogno	99.99	99.99
Ceibo	99.99	99.99
Flamboyant	99.99	99.99
Exclusive Fund FIM Guardian	100.00	100.00

The subsidiaries are fully consolidated from the date of acquisition, and continue being consolidated up to the date in which such control ceases to exists. The financial statements of the subsidiaries are prepared for the same reporting period of the Company, using consistent accounting policies. All intercompany balances, revenues and expenses are fully eliminated in the consolidated financial statements.

F-14

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.2. Foreign currency translation

a)	Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statement is presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s reporting currency.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the income statement.

2.3. Segment reporting

Operating segments are reported in a manner consistent with the internal report provided to the chief operating decision-maker. The Executive Board is the chief operating decision-maker, responsible for allocating resources and assessing performance of the operating segments, as well as for making the Group’s strategic decisions.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2. Summary of significant accounting policies (Continued)

2.4. Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, banks, other short term highly liquid investments redeemable within ninety days, and repurchase agreements for which there are no fines or other restrictions for their immediate redemption from the issuer of the instrument.

Cash equivalents are recorded at cost plus earnings accrued up to the balance sheet date, not exceeding market or realizable value.

In the consolidated financial statements, cash and cash equivalents include cash, banks, short-term investments (bank deposit certificates (CDB) and repurchase agreements), which have the same liquidity characteristics and are redeemable within 90 days as from inception date, and the investment in quotas of the exclusive fund FIM Guardian which holds investments, in CDB and repurchase agreements redeemable within 90 days. FIM Guardian fund is presented in the consolidated financial statements.

Marketable securities are classified as available for sale. Considering the nature of investments held by the Company, there are no significant differences between their carrying amount and fair value calculated based on the interest rate up to the balance sheet date.

The fixed income investments are intended to maintain the value of amounts held by the Company and not yet allocated to rural activities. Fixed income investments are governed by a policy approved by the Board of Directors.

According to Group investment policy (Note 6), investments (bank deposit certificates and repurchase agreement ) may mature in over 90 days from the contract date, and may have a repurchase guarantee contractually provided by the financial institution issuer of the security. This guarantee allows for the redemption of securities at the amount originally invested plus interest with no penalty.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2. Summary of significant accounting policies (Continued)

2.4. Cash and cash equivalents and marketable securities (Continued)

Marketable securities include bank deposit certificates, government bonds issued by the Federal Government, exclusive investment funds which are fully consolidated and collaterals, whose fair value approximates to its book value (Note 6.2). In addition, there are marketable securities provided as a guarantee for loans and financing recorded in current and non current assets based on the maturities of referred to loans and financing.

In the statement of cash flows, financing and investing activities include only effective cash and cash equivalents transactions. Therefore, financed purchases and sales of assets are included in Notes 16 and 19.

2.5. Financial assets

2.5.1.	Classification

In the years presented, the Group holds exclusively financial assets classified as loans and receivables, assets available for sale, assets measured at fair value through profit or loss and derivative financial instruments used as economic hedges and investment in unquoted equity instrument.

a)	Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

Financial assets are classified as held for trading if acquired principally for the purpose of being sold in the short-term. Derivative financial instruments are also categorized as available for sale unless they are designated as hedges for accounting purposes. In the years presented, the only assets held for trading were the derivative financial instruments.

Upon initial recognition, the Group measures certain financial assets at fair value through profit or loss. This designation cannot be changed later. These assets are limited to the trading of receivables for sale of farms, which consists of financial debts recognized in the consolidated balance sheet in “Accounts receivable”. Changes in fair value related to credits for the sale of farms designated at fair value through profit or loss are recognized in “Gain (loss) on the translation of trading receivables for the sale of farms in “financial income”.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2. Summary of significant accounting policies (Continued)

2.5. Financial assets (Continued)

2.5.1.	Classification (Continued)

b)	Loans and receivables

Loans and receivables includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise trade receivables, other receivables and long term marketable securities are corresponding to time deposit provided as guarantee to loans and financing. Loans and receivables are recorded at amortized cost, using the effective interest rate method. The amortization using the effective interest rate is included in the caption of financial income in the statement of operations.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired in relation to its recoverable value.

2.5.2.	Recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables or investment in unquoted equity investments, as the case may be. The Group determines the classification of its financial assets upon their initial recognition, when they become part of the instrument contractual provisions.

Regular purchases and sales of financial assets are recognized on the trade-date or the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are initially recognized at fair value, plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets include cash and cash equivalents, accounts receivable, financial assets measured at fair value, derivative financial instruments, and investments in unquoted equity instruments.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2. Summary of significant accounting policies (Continued)

2.5. Financial assets (Continued)

2.5.3.	Impairment of financial assets

a)	Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine if there is objective evidence of an impairment loss include:

(i)	significant financial difficulty of the issuer or obligor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.5.	Financial assets (Continued)

2.5.3.	Impairment of financial assets (Continued)

a)	Assets carried at amortized cost (Continued)

The Group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statement of operations. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of operations.

b)	Investments in unquoted equity investments at cost

The Group assesses at the end of each reporting period whether there is objective evidence that the financial asset is impaired. In the case of equity investments classified as investment in unquoted equity instruments at cost, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists for investments in unquoted equity investments, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in profit or loss is recognized in the consolidated statement of operations. Impairment losses recognized in the statement of operations on equity instruments are not subsequently reversed through the statement of operations.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.6.	Derivative financial instruments

The Group uses derivative financial instruments, as forward currency contracts, forward commodities contracts and interest rate swaps against the risk of variation in the commodities prices and risk of variation in the interest rates, respectively.

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations. The fair value of derivative financial instruments is disclosed in Note 7.

Although the Group uses derivative financial instruments for economic hedge purposes, it has not applied hedge accounting in the reported periods.

2.7.	Trade receivables

Trade receivables are amounts due from customers for merchandise sold and for real estate (land) sold in the ordinary course of the Group’s business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables not related to the sale of farms are, initially, recognized at fair value, and subsequently, measured at amortized cost with the effective interest rate method less the Allowance for Doubtful Accounts (PDD) (impairment). In practice, they are usually recognized at the invoiced value, adjusted by the provision for impairment, if necessary.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.7.	Trade receivables (Continued)

Trade receivables related to sale of farms is measured in reais calculated based on a quantity of soybean sacks and installments agreed in the contract signed with buyers. The amount of the receivable is subsequently measured at each balance sheet date based on the quotation of soybean at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean at a specific maturity date). Future soybean quotations references are in dollars, therefore, a conversion calculation to reais is required. Additionally, the present value of receivable amounts is updated at each reporting balance sheet date. The gain (loss) on subsequently receivable measurement is recognized as financial income under “Gain (loss) on remeasurement of trade receivables for the sale of farms” (Note 27).

2.8.	Inventories

The inventories of agricultural products are measured at fair value when they are ready to be harvested, less selling expenses, when they are transferred from the group of biological assets to the group of inventories.

The inventories of seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were assessed at the average acquisition cost.

According to practices adopted by management, if a loss of quality in products is identified, either due to storage, load, transportation and other events related to the operation, an assessment and physical segregation of the quantity of these products are carried out. At this moment the Company has an internal process of registration, approval, disposal of inventories and destination of this quantity and this process begins with the approval of the responsible officers duly formalized in the Group’s management system.

A provision for impairment of inventories to market value of agricultural products, is recognized when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated conclusion costs and estimated selling expenses. Impairment to net realizable value is recognized in the statement of operations in the period which arises under the line item “Impairment to net realizable value of agricultural product after harvest”.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.9.	Biological assets

The parent Company and its subsidiaries’ biological assets consist, primarily of the cultivation of soybean, corn, sorghum, cotton, rice and sugarcane and are measured at fair value less selling expenses. These crops are not only cultivated to obtain non real estate operating result, but also as an appreciation vector of the rural properties real estate value.

The soybean, corn, sorghum and cotton crops are temporary cultures, in which the agricultural product is harvested after a period of time varying from 110 to 180 days after the planting date, depending on the culture, variety, geographic location and climate conditions.

The sugarcane crops productive cycle is five years after their first cut, and accordingly, are classified as non-current biological asset.

The fair value of biological assets is determined upon their initial recognition and at each subsequent reporting date. Gains and losses that arise from the fair valuation of biological assets at fair value less costs to sell and measuring agricultural product at the point of harvest at fair value less cost to sell are recognized in the statement of operations in the period in which they arise under the line item “Gain (loss) on fair value of biological assets and agricultural product”.

In certain circumstances, when only slight biological transformation has occurred, cost is the fair value less selling expenses, since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Biological assets keep on recorded at their fair value.

Methodology used

Sugar cane crops—The calculation methodology used to estimate the value of the biological asset “sugarcane” is the discounted cash flow method. As such, the company calculated the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each plantation, the recoverable total sugar prices, estimated productivities and the related estimated costs of production, harvest, loading and transportation for each planted hectare.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.9.	Biological assets (Continued)

Crops of soybean, corn, rice, sorghum and cotton—The calculation method used to estimate the value of the biological assets of grains/cotton is the discounted cash flow. For such, the company project the future cash flows taking into consideration the estimated productivity, costs to be carried out based on the company budget or based on new internal estimates and the market prices. The prices related to commodities available in the future markets, are obtained from the prices of the following trading stock exchanges: CBOT (“Chicago Board of Trade”), BM&F (Bolsa de Mercadorias e Futuros), NYBOT (“New York Board of Trade”). For agricultural products that are absent in this type of market, the company used the prices obtained through direct market surveys or prices disclosed by specialized companies. As for the market prices, the company utilized its logistics and tax discounts in order to find the prices of each of these products in each production unit of the Group.

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques—discounted cash flow method. The data for this method are based on the information available in the market, whenever possible, and when it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, for example, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in the biological assets.

2.10.	Investment properties

The Group‘s business strategy aims mainly at the acquisition, development, exploration and sale of rural properties with agricultural suitability. The Group acquires rural properties with the expectation of significant potential to generate value by means of maintenance of the assets and development of profitable agricultural activities. From the acquisition of rural properties, the company search to implement crops of high value added and transform these rural properties with investments in infrastructure and technology, in addition to entering into leasing contracts with third parties. Based on the company strategy, when is it determined that the rural properties have received a high value, the company consider these rural properties to have realized a capital gain.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.10.	Investment properties (Continued)

The land of rural properties purchased by the Group is stated at acquisition cost, which does not exceed its net realizable value and is presented in “Non-current assets”. The fair value of each property is stated in Note 13.

Investment properties are stated at its historical cost less accumulated depreciation following the same criteria as described for Property, plant and equipment in Note 2.12.

2.11.	Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Historical cost also including finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of operations during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives. The Group revised the useful life and residual value of property, plant and equipment, which were recorded prospectively at July 01, 2012, whose annual depreciation rates are described below:

	Annual depreciation rates – %
	2013	2012
Buildings and improvements	4-20	4-20
Equipment and facilities	10	10-20
Vehicles and agricultural machinery	13-20	10-25
Furniture and fixtures	10	10
Opening of area	10-20	10-20

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.11.	Property, plant and equipment (Continued)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating revenue” in the statement of operations.

2.12.	Intangible assets

Intangible assets include acquired software licenses. Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years for development and ten years for programs.

Costs associated with maintaining computer software programs are expensed as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets.

2.13.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. They are otherwise presented as non-current liabilities.

2.14.	Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the settlement value is recognized in the statement of operations over the period of the loans and financing using the effective interest method.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.14.	Loans and financing (Continued)

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that some or all of the facility is likely to be utilized. In this case, the fee is deferred until the utilization occurs. To the extent there is no evidence that some or all of the facility is likely to be utilized, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.15.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

The contingent liabilities arising from labor obligation, social, tax, contractual, operating and administrative and judicial claims are recorded at the estimated amount when the likelihood of loss is estimated as probable.

2.16.	Current and deferred income and social contribution taxes

a)	Current income and social contribution taxes

Current tax is the expected tax payable or receivable/offset on taxable income or loss for the year. To calculate income tax and social contribution on current profit, the Group adopts the Transitional Tax Regime (RTT), which allows clear the effects arising from the changes provided by-law No. 11,638/2007 and No. 11,941/2009, from the calculation basis of these taxes.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.16.	Current and deferred income tax and social contribution (Continued)

a)	Current income tax and social contribution (Continued)

Current and deferred income tax and social contribution are calculated based on the rates of 15%, plus an addition 10% on taxable income exceeding R$ 240 per annum for income tax, and 9% on taxable income for social contribution on net income. Any offset on tax losses and negative social contribution basis are taken into consideration, however limited to 30% of annual taxable income, except for the rural activity which is of up to 100% of annual taxable income. There is no prescription term for the balance of tax loss and negative social contribution basis.

As permitted by tax legislation, certain subsidiaries opted for the presumed tax income regime. For these companies, the income tax and social contribution calculation basis is based on the estimated profit assessed at the rate of 8% and 12% on gross revenue, respectively, on which the nominal rates of the related tax and contribution are applied.

b)	Deferred income tax and social contribution

Income tax and social contribution (a federal tax on taxable income) is recognized by the estimated future effect of temporary differences and tax losses (both for income tax and for social contribution). It is recognized as a liability of deferred income tax and social contribution for all the temporary tax differences, whereas the deferred income tax and social contribution is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The deferred tax and social contribution assets and liabilities are classified as long term. The income tax related to items directly recognized in equity in the current period or prior period are directly recognized in the same account.

Deferred income tax and social contribution are calculated on income tax losses, negative social contribution basis and the related temporary differences between the calculation basis of income tax and social contribution assets and liabilities and the carrying amount of the financial statements. The rates of these taxes, currently defined for the determination of these deferred credits are 25% for income tax and 9% for social contribution (Notes 21 and 28).

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.17	Benefits to employees

a)	Share-based payments

The Group operates with certain number of equity-settled and share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the balance sheet date, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of operations, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

b)	Profit sharing

The Group provides employees participation in a profit-sharing arrangement, pursuant to which all of the employees have the right to receive annual bonuses based on our consolidated financial results, on operational results and achievements and also on personal goals set for individual employees.

The recognition of this participation is usually carried out at year end, when the amount can be reliably measured by the Group.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.18.	Share capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.19.	Transactions and non-controlling interest

Non-controlling interest is shown as a component of equity in the balance sheet and the share of profit attributable to non controlling interest is shown as a component of profit or loss, for the year in the consolidated statement of operations at June 30, 2012. At June 30, 2013 there was no non-controlling shareholders interest.

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

2.20.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group’s activities, or further, leases. Revenue is presented net of taxes and after eliminating sales within the Group have been accounted for.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.20.	Revenue recognition (Continued)

The Group recognizes revenue when the amount of revenue can be reliably measured, is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below. The Group performs its estimations based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

a)	Sale of goods

Revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually, when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Group normally performs forward contracts where the price is set up by the Group for the total or partial volume of grains sold at the delivery date, based on the calculations agreed on the selling contracts. Certain selling contracts are established in US dollars where the amount in reais is also established based on the forex rate according to the sale terms. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains. Upon the grains delivery, the revenue is recognized based on the price established with each purchaser considering the forex rate on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors as well as by the forex rate variation up to the settlement date.

b)	Sale of farms

Sales of farms are not recognized as revenue until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred all risks and rewards to the buyer, and does not have a continuing involvement. The result from sales of farms is presented in the statement of operations as “Gain for sale of farm “ at net value of the related cost.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.20.	Revenue recognition (Continued)

c)	Revenue from leasing of land

The leasing revenues of land is recognized on the straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized based on the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract. The amounts received in advance as leasing, when applicable, are recognized in current liabilities under the caption “Other liabilities”.

Leasing revenues in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

2.21.	Financial income and expenses

Financial income and expenses represent interest, monetary and exchange variations arising from advances on export contracts, financial investments, trade receivables, monetary and exchange variations on assets and liabilities, derivative financial instruments and discounts obtained from suppliers for the prepayment of trade payables invoices.

2.22.	Leases

The Group classifies lease of farms as operating leases to the extent that a significant portion of the risks and benefits of the ownership is held by the leassor . The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale. The lease payments are valued based on a future quotation of soybean and as such, do not have a fixed value.

2.23.	Dividends payable

Distributions of dividends and interest on capital to the Group’s stockholders are recognized as a liability in the Group’s financial statements at year-end based on the Group’s articles of associations. Any amount that exceeds the minimum legally required is only approved at the shareholders’ general meeting according to the proposal submitted by the Board of Directors.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.24.	Adjustment to present value – of assets and liabilities

Assets and liabilities arising from long term or short term operations with material effect, are adjusted to present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which aim to reflect the best estimates, as regards to the value of money in time.

The discount rate used varies depending on the features of the assets and liabilities and subject to the risk, term, and the specific item under review. Its basis and assumption is the average rate of loans and financing obtained by the Group , net of inflationary effect.

2.25.	Basic and diluted earnings (loss) per share

The basic earnings/(loss) per share is calculated by dividing the available net income (loss) (allocated) to common shareholders by the average weighted number of outstanding common shares during the year.

The diluted earnings per share is similarly computed, except that the outstanding shares are added, to include the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and warrants had been issued during the related years, using the weighted average price of the shares.

2.26.	Statement of comprehensive income

To comply with the corporate provisions the Group presented the statement of comprehensive income in its financial statements. The Group does not have other comprehensive income items.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.	Summary of significant accounting policies (Continued)

2.27.	Statements of cash flow

The statements of cash flows are prepared and presented in accordance with IAS 7.

Certain debt agreements require that the Group Company holds marketable securities as guarantee for the outstanding balances. Such investments are linked while held in guarantee. The Group records the purchases and sales of such investments as investment activities in the statement of cash flows.

3.	Critical accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a)	Residual value and useful life of property, plant and equipment

The value and useful life of assets, as described in Note 16, are assessed by specialists and are adjusted when necessary at the end of each reporting period.

The carrying amount of the asset is ajusted to its recoverable value if the carrying amount is higher than its recoverable value.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

3.	Critical Accounting Estimates and Judgments (Continued)

b)	Contingencies

The Group is involved in different judicial and administrative lawsuits, as described in Note 30. Provisions are recorded for all the contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events where an outflow of resources is probable and it can be reliably estimated). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements. (Note 30).

c)	Warrants

As described in Note 22(a) the Group issued warrants to its founding shareholders in March 2006, before the initial public offering. In the prospect of the initial public offering the Group disclosed that the issuance of warrants to its founding shareholders was a form of recognition to these individuals for their work and dedication to the Group in establishing a foundation, entrepreneur spirit, preparing for the Group’s IPO and overall commitment to the Company’s development. The warrants attribution to the founder shareholders was conducted on a free basis.

The Group concluded that the warrants should be recorded in the scope of IFRS 2, as instrument of shareholding interest issued in exchange for services rendered by others than the employees. Considering that before the transition date to IFRS (July 1, 2009) all warrants of first issuance could already be exercised and the Group had not disclosed the fair value at the evaluation date, the requirements for the transition to IFRS resulted in the recognition and evaluation that the IFRS 2 requirements do not apply to the warrants.

Determine whether the warrants are in the scope of IFRS 2 or not, requires judgment to check the requirements forecast in the scope of the accounting standard.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

3.	Critical Accounting Estimates and Judgments (Continued)

d)	Biological assets

The fair value of biological assets recorded in the balance sheet (Note 11) was determined using valuation techniques, including the discounted cash flow method. The input for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment is required in order to estimate inputs such as, selling price of the assets, estimated productivity, as well as estimated costs for planting and growing. Changes in the assumptions used to determine those inputs may affect the fair value recognized for biological assets.

An increase or decrease of 1% in the expected productivity of sugarcane and grains would result in an increase or decrease in the value of the biological asset of R$612 and an increase or decrease of 1% in the price of sugarcane and grains would result in an increase or decrease in the value of the biological asset of R$830.

e)	Investment properties

The fair value of the investment properties disclosed in the notes to the financial statements was obtained through valuation reports of the farms prepared by internal experts.

The valuation was carried out according to market practices. Certain factors such as location, type of soil, climate of the region, calculation of the improvements, presentation of the elements and calculation of the land value were all taken into account during the valuation process.

Methodology used

At June 30, 2013 and 2012 the evaluation at fair value was conducted by experienced professional who are the Group’s employees and no evaluations were conducted by independent third parties at this base date.

To estimate the Market value of the Group’s farms for each of its properties the following was taken into consideration: (i) its level of development, (ii) the quality and maturing of soil and (iii) the agricultural capacity and potential.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

3.	Critical Accounting Estimates and Judgments (Continued)

e)	Investment properties (Continued)

Methodology used (Continued)

Accordingly, the first step in the evaluation was to carry out a detailed analysis of each farm allocating each hectare in different categories taking into consideration the three items mentioned above. Secondly, we evaluated the market value for each one of these categories in soybean bags. The basis for this evaluation included considerations of offers received from farms as well as indicative prices disclosed in specialized reports of wide circulation. This methodology resulted in the value of each farm in soybean bags (index).

The estimated amount of each farm in terms of the index (soybean bags) are amounts of reference for time sales. For this reason, as a final stage, the current and future soybean prices for each of the farms were estimated and adjusted to present value so as to measure the value of properties for a non financed sale. The final amount of each farm was therefore defined, by multiplying the value of the farm in soybean bags by the present value of soybean price.

The determined fair value disclosed corresponds only to the bare land for a non financed sale not including buildings and improvements.

f)	Deferred income tax

The Group recognizes deferred assets and liabilities, as described in Note 21, based on the differences between the carrying amount presented in the financial statements and the tax basis of assets and liabilities using the effective tax rates. The Group regularly revises the deferred tax assets for the possibility of recovery, considering the generated historical profit and the forecast future taxable income, in accordance with a study of technical feasibility.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

4.	Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013

New accounting standards, interpretations and updates in the existing pronouncements which are not yet effective and have not been early adopted by the Group are disclosed below. The Group fiscal year is June 30, 2013, accordingly the pronouncements below are applicable from July 1, 2013

Standard	Main requirements

IFRS 10 Consolidated Financial Statements	IFRS 10, establishes principles for the presentation and preparation of the consolidated financial statements when an entity controls one or more entities. IFRS 10 replaces the consolidation requirements of SIC-12 Consolidation of Specific Purpose and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Agreements	IFRS 11 sets a more realistic reflection of joint agreements, concentrating on the rights and obligations of the agreement, instead of its legal form. The standard approaches inconsistencies in the treatment of a joint agreement, requiring only one method to treat jointly controlled entities, through the equity method. IFRS 13 replaces IAS 31 Jointly Controlled Businesses and SIC-13 Jointly Controlled Entities—Non Monetary Contributions by Shareholders. Early application is allowed. The main effects arising from the adoption of IFRS 11 shall be the end of proportional consolidation, fact which shall not affect the Company’s consolidated information.

IFRS 12 Disclosures of Interest in Other ESTntities	IFRS 12 is a new and comprehensive standard on the requirements of disclosure of all means of interest in other entities, including subsidiaries, joint ventures, associated and non consolidated structured entities. Early application is allowed.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

4.	Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

Standard	Main requirements

IFRS 13 – Measurements at Fair Value	Replaces and consolidates all guidelines and requirements related to the measurement at fair value comprised in the other IFRSs pronouncements in one single pronouncement. IFRS 13 defines fair value and guides on the determination of fair value and the disclosure requirements related to the measurement at fair value. However, it does not introduce any new requirement or alteration in relation to the items that should be measured at fair value, which remain in the original pronouncements.

IAS 27 Consolidated Financial Statements (Revised in 2011)	As a consequence of the recent IFRS-10 and IFRS-12, the remainder in IAS 27 is restricted to the accounting of subsidiaries, jointly controlled entities and associated in separate financial statements.

IAS 28 (Revised in 2011) Investments in Associated and Joint Ventures	As a consequence of the recent IFRS 11and IFRS 12, IAS 28 becomes IAS 28 Investment in Associated and Joint Ventures, and describes the application of the equity method for investments in joint ventures, in addition to the investment in associated.

Changes to IAS 19 – Benefits to Employees	Elimination of the corridor approach, recognizing actuarial gains or losses recognized in other comprehensive results for the pension plans and the result for other long term benefits, when incurred, among other revisions.

Changes to IAS 1 – Presentation of the Financial Statements	Introduces the requirement that the items recorded in other comprehensive results are segregated and totaled among items which are and which are not later reclassified to profits and losses.

IAS 12 Income Tax (Revised) – Deferred Taxes – Recovery of Underlying Assets	The review clarifies the determination for calculation of deferred taxes on investment properties measured at fair value. Introduces the refutable assumption that the deferred tax on investment properties measured by the fair value model in IAS 40 should be defined based on the fact that its carrying amount shall be recovered by means of sale. Additionally, introduces the requirement that the deferred tax on assets not subject to depreciation which are measured using the revaluation model of IAS 16 are always measured based on the sale of the asset. This review shall be effective for the annual periods started at or after January 1, 2012.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

4.	Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

Standard	Main requirements

IFRS 1 First-time Adoption of IFRS (Review) – Hyperinflation and Removal of Fixed Dates for First Time Adoption (Revised).	IASB provided guidelines on how an entity should resume the presentation of financial statements based on IFRS when its functional currency is no longer subject to hyperinflation. The review shall be effective for annual periods started at or after July 1, 2011.

IFRS 7 Financial Instruments –Disclosure – More Requirements for Disclosure of Derecognition	The revision requires additional disclosure on financial assets transferred but not derecognized to allow the understanding of user of the Company’s financial statements of the relation between the assets that were not derecognized and the related liabilities In addition, the revision requires the disclosure on the entity’s continuous involvement with derecognized assets to allow the users’ evaluation of the nature of the involvement and related risks, The revised standard shall be effective for the annual periods started at or after July 1, 2011.

IAS 1 Presentation of the Financial Statements	This improvement clarifies the difference between the voluntary additional comparative information and the necessary minimum comparative information.

IAS 16 Property, Plant and Equipment	This improvement explains that the main replacement parts and equipment to render services which complies with the definition of property, plant and equipment are not part of the inventories.

IAS 32 Financial Instruments Presentation	This improvement clarifies that the income tax arising from distributions to shareholders is recorded in accordance with IAS 12 Income Tax.

IAS 34 Interim Financial Statements	The revision presents an alignment of the disclosure requirements for total assets of the segment with total liabilities of the segment in the interim financial statements. This clarification also assures that interim disclosures area aligned with the annual disclosures.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

4.	Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

The Group intends to adopt such standards when they are applicable to the Group from July 1, 2013.

The Group analyzed the effects from the adoption of the new standards, interpretations and changes and concluded that there shall be no significant impact on the financial statements for June 30, 2013.

There are no new standards or interpretations issued and not yet adopted which may, in Management’s opinion, significantly impact on the result or equity disclosed by the Group for June 30, 2013.

No new pronouncements have been issued by IASB further to those disclosed in the financial statements for the year ended June 30, 2013 and which are mandatory for the years starting from July 1, 2013.

5	Financial risk management

5.1.	Financial risk factors

The Group operates with various financial instruments, including cash and cash equivalent and other available funds, trade receivables, accounts receivable for the sale of farms, accounts payable to suppliers, accounts payable for the purchase of farms and loans and financing.

Certain Group’s operations expose it to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Group also enters into derivative financial instruments, used to hedge exposures with respect to crops or with respect to assets and liabilities recognized in the balance sheet, depending on the nature of the specific operation.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.1.	Financial risk factors (Continued)

Considering the nature of the instruments ,excluding derivative financial instruments, the fair value is basically determined by the application of the discounted cash flow method. The amounts recorded under current assets and liabilities have either immediate liquidity or maturity of have a maturity in less than twelve months. Considering its terms and characteristics the carrying amount approximates its fair values.

(a)	Cash and cash equivalents, marketable securities, accounts receivable, receivable from sale of farms, loans with related parties and accounts payable

The carrying amount recorded approximate its estimated fair value.

(b)	Loans and financing

The book value of loans and financing are denominated in reais and have interest rates either fixed or based on the TJLP (Long Term Interest Rate). The carrying amount of loans and financing approximates its fair value.

5.2.	Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Group’s policies with respect to transactions with financial instruments, which have been approved by the Board of Directors, are as follows: (i) Investment Policy which provides guidelines with respect to Group’s investment of available funds, considering the counterparty risk, the nature of the instruments and its liquidity among others; (ii) Hedge Policy which provides guidelines to manage the Group’s exposures to foreign currency risk, interest rate and indices risks, and agricultural commodities price risk, always with the purpose of hedging a specific asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or the Hedge Policy including hedge of future cash flows with respect to future production of commodities.

The Executive Officers report the operations entered into at the Board of Directors’ meetings.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.3.	Analysis of exposure to financial risks

a)	Foreign currency risk

This risk arises from the possibility of the Group incurring losses due to fluctuations in exchange rates, which reduce the amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell existing products in inventories or agricultural products being grown when the sales are made at prices, denomindated in a foreign currency are to be fixed at a future date.

Consolidated		Non derivatives- Outstanding balance- Thousands of R$			Derivatives (Note 7)- Position – Thousands of US$
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012	06/30/2011	06/30/2013	06/30/2012	06/30/2011
Acquisitions payable	USD	(2,163)	(1,974)	(1,755)	–	–	–
Transactions with derivatives	USD	–	–	–	(1,461)	(31,833)	(29,375)

Total		(2,163)	(1,974)	(1,755)	(1,461)	(31,833)	(29,375)

b)	Interest rate and indices risk

This risk arises from the possibility of the Group incurring in losses due to fluctuations in the interest rates or indices which increase the amount of liabilities. The liabilities with respect to certain contracts for the acquisition of farms are subject to changes based on the IGP-M (“FGV”), an inflation index.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.3.	Analysis of exposure to financial risks (Continued)

b)	Interest rate and indices risk (Continued)

Consolidated		Non derivatives – Carrying Amount – Thousands of R$
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012	06/30/2011
Cash and cash equivalents	CDI	75,694	67,464	135,615
Marketable securities	CDI	27,232	23,197	21,262
Acquisitions payable	CDI	(23,841)	(22,296)	(39,998)

Total CDI		79,085	68,365	116,879

Acquisitions payable	IGP-M	(17,646)	(16,588)	(15,768)
Total IGP-M		(17,646)	(16,588)	(15,768)

Loans and financing	TJLP	7,804	(27,038)	(20,291)

Total TJLP		7,804	(27,038)	(20,291)

Loans and financing	Fixed rates	94,050	(67,323)	(73,044)

Total fixed rates		94,050	(67,323)	(73,044)

c)	Agricultural commodities price risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the market prices of agricultural products.

		Non derivatives – Carrying Amount – Thousands of R$			Derivatives (Note 7) – Volume/Position–
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012	06/30/2011	06/30/2013	06/30/2012	06/30/2011
Trade receivables	Soybean	72,824	22,204	5,965	–	–	–
Transactions with derivatives	Soybean	–	–	–	(1,024)	(1,247)	(1,097)
Transactions with derivatives	Corn	–	–	–	(114)	(406)	(153)

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5.	Financial risk management (Continued)

5.4.	Objectives and strategies of risk management and of use of derivative instruments

The management of financial risks is the responsibility of the Executive Officers whom evaluate the exposure to the foreign currency risk, interest rate and indices risk and agricultural commodities price risk with respect to assets, liabilities as well as other transactions of the Group. Considering the exposure to such risks, management evaluates the convenience, cost and availability in the market of derivative financial instruments which may mitigate the exposure to such risks. After such assessment, the Officers may decide to enter into derivative financial instruments within the parameters previously approved in the Policies referred to above and reports to the Board of Directors in its meetings.

5.5.	Risks related to hedging strategy

The use of derivative instruments as an economic hedge reduces the risks of changes in the cash flows arising from the foreign currency risk, interest rate and indices risk and agricultural commodities prices risks, which currently are soybean and corn.

However the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of certain factors such as differences between the contracting dates, the maturity and settlement dates, or differences in “spreads” on the financial assets and liabilities being hedged and the corresponding spreads when comparing different dates of swaps transactions.

In the case of the strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5.	Financial risk management (Continued)

5.5.	Risks related to hedging strategy (Continued)

In the case of the strategy to hedge forecasted sales of soybean or to hedge accounts payables/receivables that have its amount subject to changes based on commodities, there may be differences arising from additional factors such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets in which soybean is physically delivered/received by the Group. Should the soybean volume effectively harvested be lower than the amount for which hedging instruments contracts were hired, the Group will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

To the extent that the Group does not fix the selling price of soybean through derivative financial instruments, but rather establishes a range of selling prices through options, the quantity of US dollars to be received from the sale of soybean to customers and from the settlement of the options may vary. Should the notional amount of futures to sell US dollars entered into be lower than the actual amount of US dollars received, the Group will be exposed to changes in the exchange rate between the US dollar and the Brazilian real for the amount protected in excess and vice-versa should the amount entered into be higher than the actual amount received

Additionally, the Group is subject to credit risk with respect to the counterparty of the derivative financial instrument. The Group has signed derivative financial instruments contracts either traded in stock exchanges or from prime financial institutions or “trading” companies. The Group understands that at the balance sheet date there are no indications of collectability risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

5.6.	Controls over the use of derivative financial instruments

The main controls implemented over the use of derivative financial instruments are:

•	establishment of policies defined by the Board of Directors;

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5.	Financial risk management (Continued)

5.6.	Controls over the use of derivative financial instruments

The main controls implemented over the use of derivative financial instruments are: (Continued)

•	prohibition to enter into derivative financial instruments that have not been approved by the Executive Officers;

•	maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments contracts;

•	daily risk report with the consolidated position provided to a group comprising the Executive Officers and designated members of the Board of Directors;

•	monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

•	the fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

5.7.	Recognition of gain and losses in the statement of operations

The gains and losses for changes in the fair value of derivative financial instruments are recognized in the statement of operations separated by realized results (corresponding to derivative financial instruments that have already been liquidated) and unrealized results (corresponding to derivative financial instruments not yet liquidated).

5.8.	Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded in stock exchanges (BM&FBOVESPA and Chicago Board of Trade) is determined based on the quoted market price at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges, the Group uses quotations for similar instruments or information available in the market and uses valuation methodologies widely used as well as those used by the counter parties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.8.	Estimate of fair value of derivative financial instruments (Continued)

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and indices derivatives), are recognized at its fair value by the subsidiary in accordance with the specific rules applicable for investment funds using market curves observed in the Futures and Commodities Exchange (BM&F) or in the Cetip S.A.

Specific methodologies used for derivative financial instruments entered into by the Group are the following:

•

Derivative financial instruments of agricultural commodities – The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available in the Chicago Stock Exchange (CBOT).

•

Derivative financial instruments of foreign currencies – The fair value is determined based on information obtained from various market sources including, as appropriate the BM&F Bovespa, Cetip, local banks, in addition to information sent by the operation counterparty.

a)	Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss in assets and/or liabilities which is being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on mentioned financial instruments of the Group, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2013, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50% respectively, was considered.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.8.	Estimate of fair value of derivative financial instruments (Continued)

a)	Sensitivity analysis (Continued)

The reference for the preparation of the Probable Scenario was the Market Prices of each one of the reference assets of derivative instruments held by the Group at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both carrying amount of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

					2013
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I – 50%	Scenario II – 25%	Scenario III – 25%	Scenario IV – 50%
Foreign exchange rate – R$ / US$	2.22	1.11	1.66	2.77	3.32
Soybean – US$ / bushel – August 2013 (CBOT)	14.31	7.16	10.73	17.89	21.47
Soybean – US$ / bushel – May 2014 (CBOT)	12.55	6.27	9.41	15.68	18.82
Soybean – R$ / bushel – July 2014 (CBOT)	30.22	15.11	22.67	37.78	45.33
Soybean – US$ / bushel – July 2014 (CBOT)	12.59	6.29	9.44	15.73	18.88
Corn – R$ / bushel – July 2014 (CBOT)	25.71	12.86	19.29	32.14	38.57
Corn – US$ / bushel – July 2014 (CBOT)	5.36	2.68	4.02	6.69	8.03

					2012
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I – 50%	Scenario II – 25%	Scenario III – 25%	Scenario IV – 50%
Foreign exchange rate – R$ / US$	2.12	1.06	1.59	2.65	3.18
Foreign exchange rate – R$ / US$
Soybean – US$ / bushel – November 2012	14.99	7.50	11.24	18.74	22.48
Soybean – R$ / bushel – March 2013	29.86	14.93	22.40	37.33	44.79
Soybean – US$ / bushel – May 2013	14.22	7.11	10.67	17.78	21.33
Soybean – R$ / bushel – July 2013	29.90	14.95	22.42	37.38	44.85
Soybean – US$ / bushel – July 2013	14.16	7.08	10.62	17.70	21.24
Corn – R$ / bushel – July 2013	14.45	7.23	10.84	18.06	21.68
Corn – R$ / bushel – September 2012	25.80	12.90	19.35	32.25	38.70
Corn – US$ / bushel – September 2012	6.60	3.30	4.95	8.25	9.90

					2011
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I – 50%	Scenario II – 25%	Scenario III – 25%	Scenario IV – 50%
Foreign exchange rate – R$ / US$	1.60	1.07	1.28	2.00	2.40
Soybean – R$ / bushel – July 2012	13.14	8.76	10.51	16.43	19.71
Soybean – US$ / bushel – November 2012	12.94	8.63	10.35	16.18	19.41
Soybean – R$ / bushel – July 2012	25.49	16.99	20.39	31.86	38.24
Corn – US$ / bushel – September 2011	27.88	18.59	22.30	34.85	41.82

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5.	Financial risk management (Continued)

5.8.	Estimate of fair value of derivative financial instruments (Continued)

a) Sensitivity analysis (Continued)

The table below discloses, for each situation, the effect on the change in the estimated fair value at June 30, 2013 of the derivative financial instrument as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintain all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects discloses in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Group, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5.	Financial risk management (Continued)

5.8.	Estimate of fair value of derivative financial instruments (Continued)

a) Sensitivity analysis (Continued)

									2013
Operation	Risk		Sensitivity analysis				Position
		(a)	Low		High				Maturity
		Probable scenario	Scenario I–25%	Scenario II–50%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit
Derivative	SOYBEAN	–	31,003	15,551	(15,386)	(30,988)	(1,021)	thousand bags of soybean	aug/13 to jul/14
	CORN	–	1,602	801	(801)	(1,602)	(114)	thousand bags of corn	jul/14
	USD	–	12	(1,179)	661	91	(1.461)	US$‘000	jul/13 to jul/14

									2012
Operation	Risk		Sensitivity analysis
			Low		High				Maturity
		Probable scenario	Scenario I–25%	Scenario II–50%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit
Derivative	SOYBEAN	(3,866)	(44,465)	(24,166)	16,433	36,732	(1,247)	thousand bags of soybean	nov/12 to jul/13
	CORN	(1,289)	(7,061)	(3,837)	2,609	5,832	(407)	thousand bags of corn	ago/12 a jun/13
	USD	(3,269)	(37,600)	(20,434)	13,895	31,060	(31,833)	US$‘000	jul/12 to jul/13
Debt for purchase of farm		(101)	(1,165)	(633)	431	962	(983)		dec/12

									2011
Operation	Risk		Sensitivity analysis
			Low		High				Maturity
		Probable scenario	Scenario I–25%	Scenario II–50%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit
Derivative	SOYBEAN	(2,677)	(18,308)	(33,938)	18,308	33,938	1,097	thousand bags of soybean	nov/11 to nov/12
	CORN	(539)	(1,602)	(2,665)	1,602	2,665	153	thousand bags of corn	sep/11
	USD	4,376	(7,374)	(19,124)	7,374	19,124	29,375	US$‘000	jul/11 to jul/12
Debt for purchase of farm		(45)	(506)	(967)	506	967	1,153		dec/11

(a)	At June 30, 2013, the reference for the preparation of the Probable Scenario was the market prices for each one of the reference assets of derivative instruments held by the Group at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the price of current market was the reference for calculation of both book value of derivatives and the Probable Scenario the result of the latter one is equal to zero.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.8.	Estimate of fair value of derivative financial instruments (Continued)

a)	Sensitivity analysis (Continued)

In addition, the Company presents in the table below the summary of possible scenarios for the following 12 months (June 2013) of the Group’s loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

											(Amounts in thousands of R$)
		(*) annual average rates	Current		Scenario I – Probable		Scenario I – Possible		Scenario II – Remote		Scenario I – Possible		Scenario II – Remote
Risk	Classification	Description	30-jun-13				Decrease 25%		Decrease 50%		Increase 25%		Increase 50%
CDI	Investment	Marketable securities – CDI	8.00%	104,040	9.25%	1,815	6.00%	(2,075)	4.00%	(4,149)	10.00%	2,075	12.00%	4,149
USD	Investment	Marketable securities – USD (Fed Funds)	0.08%	6,869	0.10%	1	0.060%	(1)	0.040%	(3)	0.1000%	1	0.120%	3
TJLP	Financing	Financng in TJLP – BNDES	5.00%	7,760	5.00%	–	3.75%	(44)	2.50%	(89)	6.25%	44	7.50%	89
NA	Financing	Rural Credit	5.88%	2,681	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Constitutional Fund	7.23%	75,955	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Working capital	8.75%	10,506	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	BNDES	6.24%	2,323	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Debt	Farm payable	0.00%	3,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
USD	Debt	Farm payable	2.2156	2,163	2.35	131	1.66	(541)	1.11	(1,082)	2.77	541	3.32	1,082
IGPM	Debt	Farm payable	4.84%	17,645	5.26%	74	3.63%	(214)	2.42%	(427)	6.05%	214	7.26%	427
CDI	Debt	Farm payable	8.00%	23,841	9.50%	358	6.00%	(477)	4.00%	(954)	10.00%	477	12.00%	954
SOJA	Receivable	Receivables from Farms	50.18	275,000	50.18	–	37.64	(3,450)	25.09	(6,900)	62.73	3,450	75.27	6,900
SOJA	Receivable	Recebíveis de Fazendas	55.85	212,000	55.85	–	41.89	(2,960)	27.93	(5,920)	69.81	2,960	83.775	5,920
SOJA	Receivable	Receivables from Farms	55.85	811,333	55.85	–	42	-11,328	28	-22,656	70	11,328	84	22,656

b)	Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Group to incur possible financial losses. The risk to which the Group is exposed arises from the possibility of not recovering the amounts receivable for the sale of sugarcane, grains, sale of farms and for the leasing of land.

To reduce credit risk in the commercial transactions, the Group adopts the practice of defining credit limits and to constantly monitoring outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.8.	Estimate of fair value of derivative financial instruments (Continued)

c)	Liquidity risk

The prudent management of liquidity risk includes the maintenance of sufficient cash and short-term investments to comply with its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by BTG Pactual S.A. bank. The fund has a clear investment policy, with limits to risk concentration.

The table below shows the Group’s financial liabilities by maturity date based on the remaining period as of the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the undiscounted contractual cash flows and include interest, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2013, June 30, 2012 and June 30, 2011 are payable upon the fulfillment of certain conditions precedent by the sellers. As a result its payment date cannot be determined and has been considered payable on demand in the table below. Further, no interest or other financial charges have been considered.

	Less than one year	From one to two years	From three to five years	Above five years	Total
Financial liabilities
At June 30, 2011

Trade payables	2,435				2,435
Derivatives	2,918				2,918
Loans and financing	39,632	18,135	28,662	17,580	104,009
Acquisitions payable	57,521				57,521

At June 30, 2012

Trade payables	4,151				4,151
Derivatives	8,307	10,209			18,516
Loans and financing	45,456	27,923	22,376	13,297	109,052
Acquisitions payable	40,858				40,858

At June 30, 2013

Trade payables	7,777				7,777
Derivatives	2,860	1,140			4,000
Loans and financing	44,839	29,749	13,630	22,299	110,517
Acquisitions payable	43,650				43,650

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.9.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders. In addition management aims to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to stockholders, return capital to stockholders, issue new shares or sell assets to reduce, for example, debt.

Consistent with others in the industry, the Group monitors capital on the basis of the leverage ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and financing (including “current and non-current loans and financing” as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

According to the table above the Group presents net debt of loans, acquisitions payable and trade payables.

	2013	2012	2011
Total loans	101,853	94,361	93,335
Total acquisitions payable	43,650	40,858	57,521
Total trade payables	7,777	4,151	2,435

	153,280	139,370	153,291

Less: cash and cash equivalents	(75,694)	(67,464)	(135,615)
Less: marketable securities	(27,232)	(23,197)	(21,262)

	(102,926)	(90,661)	(156,877)

Net cash (debt)	(50,354)	(48,709)	3,586

Total equity	586,985	558,968	576,923

Total share capital	637,339	607,677	573,337

	(8% )	(8% )	1%

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.10.	Fair value estimation

The carrying values (less impairment provision) of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The Group adopted IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities that are measured at fair value at June 30:

	2013		2012		2011
Consolidated – R$ thousands	Level 2	Total	Level 2	Total	Level 2	Total
Financial Assets
Current assets
Cash equivalents	75,694	75,694	67,464	67,464	135,615	135,615
Marketable securities	9,244	9,244	–	–	–	–
Derivative financial instruments	17,081	17,081	4,327	4,327	5,386	5,386
Trade receivables	131,102	131,102	60,655	60,655	25,971	25,971
Non current
Marketable securities	17,988	17,988	23,197	23,197	23,197	23,197
Derivative financial instruments	1,714	1,714	–	–	–	–
Account receivables	33,729	33,729	12,759	12,759	2,936	2,936

Total	286,552	286,552	168,402	168,402	193,105	193,105

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.10.	Fair value estimation (Continued)

	2013		2012		2011
Consolidated – R$ thousands	Level 2	Total	Level 2	Total	Level 2	Total
Liabilities
Current
Trade payables	7,777	7,777	4,151	4,151	2,435	2,435
Loans and financing	44,929	44,929	43,067	43,067	37,899	37,899
Derivative financial instruments	2,860	2,860	8,307	8,307	2,918	2,918
Acquisitions payable	43,650	43,650	40,858	40,858	57,521	57,521
Non current
Loans and financing	56,924	56,924	51,294	51,294	55,436	55,436
Derivative financial instruments	1,140	1,140	10,209	10,209	–	–

Total	157,280	157,280	157,886	157,886	156,209	156,209

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5.	Financial risk management (Continued)

5.11.	Consolidated financial instruments by categories

  Below is the classification of financial instruments by category:

		2013					2012
Consolidated – thousands R$	Note	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value
Assets
Current
Cash equivalents		62,954	—	—	62,954	62,954	55,283	—	—	55,283	55,283
Marketable securities		—	9,244	—	9,244	9,244	—	—	—	—	—
Trade receivables		119,681	—	—	119,681	119,681	51,210	—	—	51,210	51,210
Receivable from sale of farm	5.b	11,421	—	—	11,421	11,421	9,445	—	—	9,445	9,445
Transactions with derivatives	5.b	—	—	17,081	17,081	17,081	—	—	4,327	4,327	4,327
					—	—
Non current					—	—
Marketable securities		17,988	—	—	17,988	17,988	23,197	—	—	23,197	23,197
Receivable from sale of farm	5.b	33,729	—	—	33,729	33,729	12,759	—	—	12,759	12,759
Transactions with derivatives		—	—	1,714	1,714	1,714	—	—	—	—	—

Total		245,773	9,244	18,795	273,812	273,812	151,894	—	4,327	156,221	156,221

		2011
Consolidated – thousands R$	Note	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value
Assets
Current
Cash equivalents		131,961	—	—	131,961	131,961
Trade receivables		22,942	—	—	22,942	22,942
Receivable from sale of farm	5.b	3,029	—	—	3,029	3,029
Transactions with derivatives	5.b	—	—	5,386	5,386	5,386
					—	—
Non current					—	—
Marketable securities		21,262	—	—	21,262	21,262
Receivable from sale of farm	5.b	2,936	—	—	2,936	2,936

Total		182,130	—	5,386	187,516	187,516

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5.	Financial risk management (Continued)

5.11.	Consolidated financial instruments by categories (Continued)

			2013					2012
Consolidated – thousands R$	Note	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value
Liabilities
Current
Trade payables		7,777	—	—	—	7,777	7,777	4,151	—	—	—	4,151	4,151
Loans and financing		—	—	—	44,929	44,929	44,929	—	—	—	43,067	43,067	43,067
Transactions with derivatives	5.b	—	—	2,860	—	2,860	2,860	—	—	8,307	—	8,307	8,307
Acquisitions payable		—	43,650	—	—	43,650	43,650	—	40,858	—	—	40,858	40,858
							—						—
Non current							—						—
Loans and financing		—	—	—	56,924	56,924	56,924	—	—	—	51,294	51,294	51,294
Transactions with derivatives	5.b	—	—	1,140	—	1,140	1,140	—	—	10,209	—	10,209	10,209

Total		7,777	43,650	4,000	101,853	157,280	157,280	4,151	40,858	18,516	94,361	157,886	157,886

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

5	Financial risk management (Continued)

5.11.	Consolidated financial instruments by categories (Continued)

			2011
Consolidated – thousands R$	Note	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value
Liabilities
Current
Trade payables		2,435	—	—	—	2,435	2,435
Loans and financing		—	—	—	37,899	37,899	37,899
Transactions with derivatives	5.b	—	—	2,918	—	2,918	2,918
Acquisitions payable		—	57,521	—	—	57,521	57,521
Non current
Loans and financing		—	—	—	55,436	55,436	55,436

Total		2,435	57,521	2,918	93,335	156,209	156,209

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of annual information and adjusted, where necessary.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

6.	Cash and cash equivalents and marketable securities

6.1.	Cash and cash equivalents

	2013	2012	2011
Cash and banks	12,740	12,181	3,654
Repurchase agreements	51,894	20,135	43,191
Time deposits in Brazilian banks	11,060	35,148	88,770

	75,694	67,464	135,615

The terms of time deposits and repurchase agreements held at June 30, 2013, 2012 and 2011 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on demand deposits and agreements, despite having a final maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Certificate Deposit rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity provide depository, custodian and trading services) which range between 98% and 103.5% of the daily CDI as of June 30, 2012 and on June 30, 2013 range between 99% and 103%.

6.2.	Marketable securities

	2013	2012	2011
Quotas of exclusive funds	9,244	—	—

	9,244	—	—

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.	Derivative financial instruments

				R$
				2013
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Total Net balance	Volume/ position Amount (‘000)	Unit
Currency US$	July-13	BM&F/NDF	Banks	2,290	(2,076)	214	27,375	US$
Currency US$	March-14	NDF	Banks	—	(784)	(784)	(5,288)	US$
Currency US$	June-14	NDF	Banks	110	—	110	983	US$
Currency US$	July -14	NDF	Banks	—	(508)	(508)	(12,137)	US$
Currency US$	July -14	Options	Banks		(632)	(632)	(12,394)
		Current		2,400	(2,860)	(460)	23,070	US$
		Non-current		—	(1,140)	(1,140)	(24,531)	US$

		Total Risk with Currency US$		2,400	(4,000)	(1,600)	(1,461)	US$

Commodities:
Soybean CBOT	August-13	Derivatives - Soybean	Trading Companies/ Banks/CBOT	12	—	12	(29)		bags
Soybean CBOT	May-14	Derivatives - Soybean	Trading Companies/ Banks /CBOT	598	—	598	(181)		bags
Soybean CBOT	July -14	Derivatives - Soybean	Trading Companies/ Banks /CBOT	1,058	—	1,058	(606)		bags
Corn CBOT	July -14	Derivatives Corn	Trading Companies/ Banks /CBOT	254	—	254	(114)		bags
Soybean CBOT	July -14	Options	Trading Companies/ Banks /CBOT	402	—	402	(204)		bags
									bags
		Current		610	—	610	(210)		bags
		Non-current		1,714	—	1,714	(924)		bags

		Total risk with commodities		2,324	—	2,324	(1,134)		Bags

			Tot al risks	4,724	(4,000)	724	N,A,

			Margin value	14,071	—	14,071	—

			Current	17,081	(2,860)
			Non-current	1,714	(1,140)
			Result from Derivatives	16,043	(21,006)

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.	Derivative financial instruments (Continued)

					R$
					2012
Risk	Maturity	Strategy	Outstanding derivative instruments	Counter party	Receivable	Payable	Total Net balance	Volume/ position Amount (‘000)	Unit
Currency US$	July-12	(ii)	NDF	Local banks	—	(6,928)	(6,928)	(11,030)	US$
Currency US$	August-12	(ii)	NDF	Local banks	173	(31)	142	2,592	US$
Currency US$	December-12	(i)	NDF	Local banks	68	—	68	983	US$
Currency US$	April-13	(ii)	NDF	Local banks	—	(236)	(236)	(2,183)	US$
Currency US$	July -13	(ii)	NDF	Local banks	—	(343)	(343)	(9,945)	US$
Currency US$	July -12	(ii)	BMF	Local banks	—	(769)	(769)	(12,250)	US$
Option	July -13	(ii)	Option	Local banks	—	(196)	(196)	—	US$
Currency US$	July -13	(ii)	Option of USD	International Trading Companies	—	(37)	(37)	—	US$
			Current		241	(8,307)	(8,066)	(31,833)
			Non current		—	(233)	(233)	—

			Total Risk with currency US$		241	(8,540)	(8,299)	(31,833)	US$

Commodities
Soybean	July -13	(ii)	Derivatives Soybean (a)	International Trading Companies	—	(7,660)	(7,660)	(1,247)		bags
Corn	August-12	(ii)	NDF Corn	Local banks	68	—	68	—		bags
Corn	July -13	(ii)	Derivatives Corn (a)	International Trading Companies	—	(2,316)	(2,316)	(406)		bags

			Current		68	—	68	(1,653)
			Non current		—	(9,976)	(9,976)

			Total risk with commodities		68	(9,976)	(9,908)	(1,653)		bags

Total Risk					309	(18,516)	(18,207)

	Margin			Margin value	4,018	—	—
			Current		4,327	(8,307)	—
			Non current		—	(10,209)	—
			Result from Derivatives		386	(19,694)	—

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.	Derivative financial instruments (Continued)

					R$
					2011
Risk	Maturity	Strategy	Outstanding derivative instruments	Counter party	Receivable	Payable	Total Net balance	Volume/ position Amount (‘000)	Unit
Currency US$	December-11	(i)	NDF	Local banks	—	(493)	(493)	1,153	US$
Currency US$	July-11	(ii)	NDF	Local banks	1,844	—	1,844	(8,051)	US$
Currency US$	July-12	(ii)	NDF	Local banks	202	—	202	(6,227)	US$
Currency US$	August-11	(ii)	BM&F	Local banks	697	—	697	(16,250)	US$
						—	—
			Current		2,743	(493)	2,250	—

			Total Risk with currency US$		2,743	(493)	2,250	(29,375)	US$

Commodities
Soybean	2012	(ii)	OTC soybean	International Trading Companies	—	(2,425)	(2,425)	(1,097)		sacks

			Current		—	(2,425)	(2,425)	—

			Total risk with commodities		—	(2,918)	(175)	(1,653)		sacks

			Total Risk		2,743	(2,918)	(175)

	Margin			Margin value	2,643	—	—
			Current		5,386	(10,469)	—
			Result from Derivatives		1,172	(4,552)	—

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.	Derivative financial instruments (Continued)

The Group uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against risk of foreign Exchange rates variation and commodities prices, respectively.

The margin deposits in transactions with derivatives refer to the so called margins by counter parties in transactions with derivative instruments.

At June 30, 2012 there were financial instruments denominated as an “accumulator”. The accumulator, refers to a future sale at a contractually established price in which the volume sold (notional) depends on the commodity quotation daily noticed over the term of the contract. The accumulator is settled at a sole payment at the contract maturity. The total notional contracted is divided by the number of days of the transaction establishing a daily notional. It is determined daily based on the Market quotation of the commodity on a specified day: (i) below a suspension price and in such case the volume sold is zero, (ii) between the suspension price and the selling price contractually established and in this case the volume sold is the daily notional volume, or (iii) above the selling price contractually established and in this case the volume sold is twice the daily notional volume. At June 30, 2013 there are no contracts with characteristics of accumulator.

Due to the variation in the volume sold at June 30,2013 and June 30, 2012 the 2012/2013 and 2013/2014 harvest volume for which commodities derivatives were contracted may vary as indicated below:

Unaudited
06/30/2012		% of production volume
		% minimum	% maximum
	Soybean	33.80%	62.50%
	Corn	7.00%	45.00%

12/31/2012		% of production volume
		% minimum	% maximum
	Soybean	48.9%	64, %
	Corn	12.2%	30.5%

03/31/2013		% of production volume
		% minimum	% maximum
	Soybean	76.3%	85.7%
	Corn	31.9%	44.7%

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.	Derivative financial instruments (Continued)

Harvest 12/13

06/30/2013		% of production volume expected with economic derivative contracted
		% minimum	% maximum
	Soybean	99.20%	99.20%
	Corn	86.40%	86.40%

Harvest 13/14

06/30/2013		% of production volume expected with economic derivative contracted
		% minimum	% maximum
	Soybean	45.60%	45.60%
	Corn	7.80%	7.80%

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as non-current assets or liabilities if the remaining maturity of the hedged item is over 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

8.	Trade accounts receivable

	2013	2012	2011
Sale of sugarcane (b)	11,273	3,207	5,593
Sale of grains (c)	87,937	48,270	16,857
Lease of land	1,424	685	492
Sale of machinery	1,048	—	—
Sale of farms (d)	31,218	9,445	3,029

	132,900	61,607	25,971

Allowance for doubtful accounts (a)	(1,798)	(952)	—

Total current	131,102	60,655	25,971

Sale of machinery	830	—	—
Sale of farms (d)	32,899	12,759	2,936

Total non current	33,729	12,759	2,936

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.	Trade accounts receivable (Continued)

(a)	Changes in the allowance for doubtful accounts

At June 30, 2011
Constitution of provision	952
At June 30, 2012	952

Constitution of provision	4,766
Disposal or reversal	(3,920)

At June 30, 2013	1,798

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the income statement. When the efforts to recover the trade accounts receivable are exhausted, the related amounts are written-off from the allowance for estimated losses in doubtful accounts.

	2013	2012	2011
Falling due:
Up to 30 days	92,237	15,389	17,975
31 to 90 days	87	32,885	2,615
91 to 180 days	3,977	1,218	529
181 to 360 days	32,166	10,181	2,936
Over 360 days	33,729	12,759	—
Past due:
Up to 30 days	2,517	468	2,503
31 to 90 days	119	75	599
91 to 180 days	149	345	864
181 to 360 days	1,648	146	886
Over 360 days	—	900	—

	166,629	74,366	28,907

(b)	Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Bioenergia (“ETH”).

(c)	Sale of grains

The receivables from sale of grains refer primarily to the sale of soybean to Bunge, Multigrain and Mundo dos Cereais. The allowance for doubtful accounts is obtained through default analysis on an individual basis by client and the amounts charged to the account of provision are usually written-off when there is no expectation of recovery of resources.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.	Trade accounts receivable (Continued)

(d)	Receivables from sale of farm

(i)	São Pedro Farm

On September 28, 2011, the Company sold Sao Pedro Farm, located in the municipality of Chapadão do Céu, State of Goias. The farm was acquired in September 2006 with total amount invested in acquisition and development of R$ 10,304, and a total declared area of 2,447 hectares, of which 1,724 hectares are ready for agricultural purposes. The sale price is equivalent to 580,000 bags of soybeans equivalent or R$23,291. This sale was part of the Company’s business strategy, which aims at realizing capital gains from the sale of properties. We recognized a gain for R$12,987 under “Gain on the sale of farms” in the statement of income corresponding to the difference between the sales price of R$23,391 and the carrying amount of the Sao Pedro farm of R$10,304.

In September 2011,the amount of R$2,250 was received as an advance (equivalent to 50,000 bags of soybean) on sale and an additional payment of R$7,519 (equivalent to 160,000 bags of soybean), in March 2013. The remaining amount of R$18,453 to be collected in installments measured based on the quotation of soybean for future delivery, at the maturity date of each installment (or based on estimates and quotations of brokers where there is no quotation of soybean for future delivery at a specific maturity date), and based on the exchange rate of US dollars to reais for future delivery also at the maturity date. The resulting amount was discounted at present value using the average rate of 6.48% p.a. The amount recorded relating to adjustment to present value for the year ended June 30, 2013 is R$842 (June 30, 2012 – R$956).The remaining balance in the amount of 277,500 bags of soybean, shall be paid in three installments, at March 30 , 2014, 2015 and 2016, in the amount equivalent to 92,500 bags of soybean each.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.	Trade accounts receivable (Continued)

(d)	Receivables from sale of farm (Continued)

(ii)	Horizontina farm

Horizontina farm located in the municipality of Tasso Fragoso, State of Maranhão has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Imobiliária Ceibo for R$37,749. On October 10, 2012, the Company announced an agreement to sell Horizontina Farm for a total price of R$75,000. The payments were as follows: R$1,000 in October 2012 as advance, R$26,000 also in October 2012 and R$45,000 upon the execution of the property deed, which occurred on January 22, 2013. The remaining balance of accounts receivable of R$3,000 shall be received through the fulfillment of certain preceding conditions. The Company recorded gain from the sale of Horizontina farm in the amount of R$22,083. Up to June 30, 2013, the Company invested in the property the amount of R$15,168 (net of accumulated depreciation) for infrastructure improvements.

(iii)	Araucária Farm

Araucária farm is located in the municipality of Mineiros, State of Goiás, with an area of 9,682 hectares, was acquired by the Company in 2007. On April 25, 2013 the Company sold 394 hectares of Araucária Farm, of which 310 hectares suitable for cultivation purposes. After the sale, the remaining 9,288 hectares of Araucária farm has approximately 6,895 hectares that are suitable for cultivation purposes.

The sales amount in reais was equivalent to 248,000 bags of soybean (800 bags per plantable hectare), equivalent to R$ 10,325 and was acquired for the amount of R$3,888. The purchaser paid an initial amount of R$1,728, equivalent to 36,000 bags of soybean. In August 2013 the Company received the first installment in the amount of R$2,053, equivalent to 36,000 bags of soybean and the remaining balance shall be paid in six semiannual installments in the amount equivalent to 36,000 bags of soybean, and the last one, against the grant of the deed, in August 2016 for an amount equivalent to 25,000 bags of soybean. The Company recorded a gain from the sale of Araucária farm in the amount of R$6,437.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.	Trade accounts receivable (Continued)

(d)	Receivables from sale of farm (Continued)

(iv)	Cremaq Farm

Cremaq Farm with area of 32,702 hectares, is located in the municipality of Ribeiro Gonçalves, State of Piauí and was acquired by the Company in 2007. On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which 3,201 are suitable for cultivation purposes. After the sale the farm has a total area of 27,807 hectares remaining, of which approximately 21,823 hectares are suitable for cultivation purposes.

The sales amount in reais was equivalent to 901,481 bags of soybean (359 bags per agriculturable hectare), equivalent to R$37,388, and was acquired for the amount of R$6,340. Investments made amounted to R$4,753, totaling the amount of R$11,093. The purchaser paid an initial amount of R$4,561, equivalent to 90,148 bags of soybean. On August 15, 2013, the Company received the first installment in the amount of R$4,294, equivalent to 67,611 bags of soybean and the remaining balance shall be paid in four semiannual installments, in the amount equivalent to 67,611 bags of soybean, and the last one, against the grant of the deed, in June 2016, in the amount equivalent to 117,193 bags of soybean. The Company recorded gain from the sale of Cremaq farm in the amount of R$26,295.

The breakdown of sales of farm is as follows:

	2013	2012	2011
Amount from sale of farm	122,713	23,291	—
Residual value of the farm	(67,898)	(10,304)	—

Gain from sale of farm(1)	54,815	12,987	—

(1)	The selling expenses amounting to 4,294 and 392 in 2013 and 2012, respectively, and are disclosed under “selling expenses”.

Changes in present value

At June 30, 2012	(22,204)

Additions	(53,288)
Receivables	6,331
Realization of present value	3,166

At June 30, 2013	(65,995)

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

9.	Recoverable taxes

	2013	2012	2011
Withholding income tax on short-term investments to be offset—IRRF	4,447	5,494	2,946
Other taxes and contributions to be offset	3,208	3,837	1,361

Total current	7,655	9,331	4,307

State VAT recoverable—ICMS	6,546	5,199	4,169
State VAT recoverable on property, plant and equipment – ICMS	430	514	439
Non-cumulative taxes on sale Pis and Cofins to be offset	8,462	5,355	6,795
Withholding income tax on short-term investments – IRRF	10,298	11,735	14,381

Total noncurrent	25,736	22,803	25,784

The Group classifies as “non-current” tax credits arising from IRRF on financial investments and PIS and COFINS credits considering that the balance of these taxes is not expected to be fully used in the subsequent twelve month period, in which they are considered credits to offset in the long term when taxed in future operations in local market.

The Group filed with the Finance Secretariat—SEFAZof the State of Piauí a request with respect to the outstanding balance of ICMS in the amount of R$3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay the suppliers. Sefaz has partially accepted our request approving R$581 linking these credits to “sale for export purposes” in which it may be transferred, in relation to the difference requested, it shall be offset in the long term with future operations taxed by ICMS.

10.	Inventories

	2013	2012	2011
Agricultural products	14,362	28,462	43,629

Sugarcane	—	2,238	3,744
Soybean	10,454	14,558	28,175
Corn	3,803	10,530	8,920
Rice	—	309	2,679
Cotton	105	737	—
Other harvests	—	90	111
Inputs (i)	9,016	12,535	18,332
Advance to suppliers	5,427	31,561	15,518

	28,805	72,558	77,479

At June 30, 2013 the balance of provision for realization of the recoverable amount of agricultural products is R$24 (R$3,260 in 2012).

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

11.	Biological assets

	Current	Non current
	Grains	Sugarcane
At June 30, 2010	1,001	38,696

Expenditures with plantation	72,377	7,775
Fair value variation	19,029	3,732
Harvest of agricultural	(91,072)	(9,869)

At June 30, 2011	1,335	40,334

Expenditures with plantation	104,986	665
Fair value variation	(7,190)	6,773
Harvest of agricultural	(95,020)	(15,841)

At June 30, 2012	4,111	31,931

Expenditures with plantation	123,028	55,568
Fair value variation	(22,770)	25,059
Harvest of agricultural	(103,168)	(75,902)

At June 30, 2013	1,201	36,656

The expenditures with cultivation are substantially represented by the expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the cultures.

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Crop	Second crop corn	Rice	Cotton
Cremaq Farm	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08

Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08

Alto Taquari Farm	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A

Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A

Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05 / 12	N/A	Not Planted	25/11 to 30/08

Nova Buriti Farm	Minas Gerais	N/A	Not Planted/Harvested	N/A	N/A	Not Planted	N/A

Preferência Farm	Bahia	N/A	Not Planted/Harvested	N/A	N/A	Not Planted	N/A

Horizontina Farm	Maranhão	N/A	05/11 to 30/05	25/11 to 30/06	05/02 to 30/08	15/12 to 15/05	N/A

Parceria I	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08

12.	Restricted marketable securities

	Restatement index	2013	2012	2011
Non current
Banco do Nordeste (BNB) (a)	CDI	17,988	3,061	2,770
Banco Itaú BBA (b)	CDI	—	20,136	18,492

		17,988	23,197	21,262

(a)	Securities were pledged as a guarantee to financing from Banco BNB, and should be held up to the end of effectiveness of the loan agreement in October 2021.

(b)	Securities were pledged as a guarantee to financing from Banco Itaú BBA, and should be held up to May 2013, according to loan agreement

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

13.	Investment properties – noncurrent

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2011
Opening balance	304,552	3,413	40,306	348,271	9,202	357,473
Acquisitions	10	3,233	31,903	35,146	—	35,146
Disposals	—	—	—	—	—	—
Transfers	—	8,156	—	8,156	(8,156)	—
(-) Depreciation/amortization	—	(810)	(8,122)	(8,932)	—	(8,932)

Net book balance	304,562	13,992	64,087	382,641	1,046	383,687

At June 30, 2011
Total cost	304,562	14,929	80,249	399,740	1,046	400,786
Accumulated depreciation	—	(937)	(16,162)	(17,099)	—	(17,099)

Net book balance	304,562	13,992	64,087	382,641	1,046	383,687

At June 30, 2012
Opening balance	304,562	13,992	64,087	382,641	1,046	383,687
Acquisitions	826	1,033	22,573	24,432	5,374	29,806
Disposals	(9,937)	(216)	—	(10,153)	—	(10,153)
Transfers	—	2,598	—	2,598	(2,598)	—
(-) Depreciation/amortization	—	(892)	(10,541)	(11,433)	—	(11,433)

Net book balance	295,451	16,515	76,119	388,085	3,822	391,907

At June 30, 2012
Total cost	295,451	18,344	102,822	416,617	3,822	420,439
Accumulated depreciation	—	(1,829)	(26,703)	(28,532)	—	(28,532)

Net book balance	295,451	16,515	76,119	388,085	3,822	391,907

At June 30, 2013
Opening balance	295,451	16,515	76,119	388,085	3,822	391,907
Acquisitions	213	943	18,247	19,403	5,554	24,957
Disposals	(47,540)	(669)	(14,388)	(62,597)	(2,235)	(64,832)
Transfers	—	5,859	—	5,859	(5,859)	—
(-) Depreciation/amortization	—	(1,260)	(11,664)	(12,924)	—	(12,924)

Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2013
Total cost	248,124	24,477	106,681	379,282	1,282	380,564
Accumulated depreciation	—	(3,089)	(38,367)	(41,456)	—	(41,456)

Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

13.	Investment properties – noncurrent (Continued)

The disposals in the year ended June 30, 2013 are due to:

(i)	Sale of Horizontina farm (Note 8), in the amount of R$12,539 related to buildings R$669, opening of areas in operation R$9,635, opening of areas in progress R$2,235 and R$37,749 related to disposal of land.

(ii)	Sale of Cremaq farm (Note 8), in the amount of R$4,754 related to opening of areas and R$6,165 related to disposal of land.

(iii)	Sale of Araucária farm (Note 8), in the amount of R$3,625 related to disposal of land.

The investment properties evaluated at fair value are as follows:

Farm	State	2013 Hectares	2012 Hectares	Real estate	Acquisition	2013	2012	2011
São Pedro	Goiás	—	—	Araucária Ltda.	Set/2006	—	—	25,005
Jatobá	Bahia	31,606	31,606	Jaborandi S.A.	Mar/2007	227,688	179,758	153,393
Araucária	Goiás	9,288	9,682	Araucária Ltda.	Apr/2007	168,304	111,646	106,152
Alto Taquari	Mato Grosso	5,186	5,186	Mogno Ltda.	Aug/2007	107,296	62,302	58,644
Chaparral	Bahia	37183	37,183	Cajueiro Ltda.	Nov/2007	196,536	173,674	150,257
Cremaq	Piauí	27,807	32,702	Cremaq Ltda.	Oct/2006	231,585	222,320	181,906
Preferência	Bahia	17,799	17,799	Cajueiro Ltda.	Sept/2008	39,648	36,759	32,334
Horizontina	Maranhão	—	14,358	Ceibo Ltda.	Apr/2010	—	72,689	54,129
Nova Buriti	Minas Gerais	24,247	24,247	Flamboyant Ltda.	Dec/2007	28,657	26,519	23,961

						999,714	885,667	785,781

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

13.	Investment properties—noncurrent (Continued)

The table below indicates the historical cost of acquisition of the land and of subsequent improvements, with respect to our agricultural properties, as of June 30, 2013.

Property	Location	Acquisition Date	Total Area	Acquisition Cost at June 30, 2013	Improvements Cost net of depreciation at June 30, 2013	Land & Improvements Cost at June 30, 2013
			(ha)	(R$ million)
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	27,807	35.9	30.8	66.7
Jatobá Farm	Jaborandi/BA	Mar / 07	31,606	33.1	28.5	61.6
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	5,186	33.2	0.1	33.3
Araucária Farm	Mineiros/GO	Apr / 07	9,288	66.8	1.3	68.1
Chaparral Farm	Correntina/BA	Nov / 07	37,182	47.9	13.2	61.1
Nova Buriti Farm	Januaria/MG	Dec / 07	24,247	21.6	0.4	22.0
Preferência Farm	Barreiras/BA	Sep / 08	17,799	9.6	15.2	24.8

Total			153,115	248.1	89.5	337.6

14.	Investments

(i)	Green Ethanol

Although the Company holds 40.65% of interest in Green Ethanol LLC, the Limited Responsibility Contract of Green Ethanol LLC (which was originally issued in March 2007 and amended in 2009) does not provide the Group any influence power in accordance with IAS 28. According to the Contract, the other investor was appointed as Administrator Member and only this Administrator Member is entitled to vote to approve issues or make decisions.

As a consequence of the losses incurred and the significant level of Brenco’s indebtedness, the Group carried out an impairment analysis of the investment on July 1, 2009 and concluded that there was impairment on that date. In order to measure the loss for impairment the Group estimated the fair value of

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

14.	Investments (Continued)

the investment as of February 2010 considering the purchase of Brenco by ETH Bioenergia at the amount of R$6,979 and recognized such loss on July 1, 2009 in the amount of R$6,569.At June 30, 2013, the Group remeasured the fair value and recognized loss for impairment in the amount of R$340.

(ii)	Jaborandi Ltda. and Imobiliária Jaborandi

In order to better use its structures and synergies ,Vanguarda Agro S.A. (V-Agro) and Brasilagro, opted to end the interest started on January 18, 2007 by Brasilagro and Maeda, wholly owned subsidiary of V-Agro, which aimed to share experiences and results of the investment in a farm located in Rodovia BR-020—km 304, in the municipality of Jaborandi, State of Bahia, with 31,606 hectares (“Jatobá Farm”).

Said investees consisted of the following companies: (a) Jaborandi S.A., company owner of Jatobá Farm, whose share capital was so far distributed between the partners at the proportion of 90% for Brasilagro and 10% for Maeda; and (b) Jaborandi Agrícola Ltda., company whose purpose is to develop and plant Jatobá Farm, whose share capital was so far distributed between the partners at the proportion of 65.61% for Brasilagro and 34.39% for Maeda.

(ii)	Jaborandi Ltda. and Imobiliária Jaborandi (Continued)

On May 21, 2012, Brasilagro purchased the interest held by Maeda at Jaborandi S.A. and Jaborandi Ltda. for R$8,152 and R$11,808, respectively. Brasilagro used the loan of R$6,961 that was outstanding at Maeda and R$12,999 cash to pay.

This transaction was accounted for as an equity transaction for R$5,785 recorded in equity under the caption “Other reserve”.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

15.	Intangible assets

	Software
	In operation	In progress	Total
At June 30, 2011
Opening balance	2,225	63	2,288
Acquisitions	1,106	134	1,240
Disposals	—	—	—
Amortization for the year	(782)	—	(782)
Transfers	63	(63)	—

At June 30, 2011	2,612	134	2,746

At June 30, 2011
Total cost	3,394	134	3,528
Accumulated depreciation	(782)	—	(782)

Net book balance	2,612	134	2,746

At June 30, 2012
Opening balance	2,612	134	2,746
Acquisitions	1,491	—	1,491
Disposals	—	—	—
Amortization for the year	(1,496)	—	(1,496)

At June 30, 2012	2,607	134	2,741

At June 30, 2012
Total cost	4,103	134	4,237
Accumulated depreciation	(1,496)	—	(1,496)

Net book balance	2,607	134	2,741

At June 30, 2013
Opening balance	2,607	134	2,741
Acquisitions	316	379	695
Disposals	(1)	—	(1)
Transfers	464	(464)	—
Amortization for the year	(865)	—	(865)

At June 30, 2013	2,521	49	2,570

At June 30, 2013
Total cost	4,882	49	4,931
Accumulated depreciation	(2,361)	—	(2,361)

Net book balance	2,521	49	2,570

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

16.	Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total PPE
At June 30, 2011
Opening balance	439	1,390	5,006	318	7,153
Acquisitions	4	964	6,670	187	7,825
Depreciation	(145)	(292)	(1,727)	(49)	(2,213)

Net book balance	298	2,062	9,949	456	12,765

At June 30, 2011
Total cost	714	2,803	13,390	595	17,502
Accumulated depreciation	(416)	(741)	(3,441)	(139)	(4,737)

Net book balance	298	2,062	9,949	456	12,765

At June 30, 2012
Opening balance	298	2,062	9,949	456	12,765
Acquisitions	—	969	5,306	293	6,568
Transfers	—	(31)	(63)	(7)	(101)
Depreciation	(134)	(388)	(3,007)	(73)	(3,602)

Net book balance	164	2,612	12,185	669	15,630

At June 30, 2012
Total cost	714	3,741	18,633	881	23,969
Accumulated depreciation	(550)	(1,129)	(6,448)	(212)	(8,339)

Net book balance	164	2,612	12,185	669	15,630

At June 30, 2013
Opening balance	164	2,612	12,185	669	15,630
Acquisitions	—	472	2,005	211	2,688
Disposals	—	(102)	(1,948)	(10)	(2,060)
Transfers	—	—	—	—	—
Depreciation	(127)	(459)	(721)	(100)	(1,407)

Net book balance	37	2,523	11,521	770	14,851

At June 30, 2013
Total cost	714	4,111	18,690	1,082	24,597
Accumulated depreciation	(677)	(1,588)	(7,169)	(312)	(9,746)

Net book balance	37	2,523	11,521	770	14,851

Annual depreciation rates (weighted average) – %	18	11	18	9

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

16.	Property, plant and equipment (Continued)

The Group’s management reviewed the residual value and the estimated useful life of vehicles and agricultural machinery, according to market value evaluation conducted through surveys carried out by the Group, also taking into consideration the conditions of use of this equipment.

17.	Payable for farm acquisitions

	2013	2012	2011
Jatobá Farm	2,163	1,974	1,755
Alto Taquari Farm	23,841	22,296	20,222
Nova Buriti Farm	17,646	16,588	15,768
Horizontina Farm	—	—	19,776

	43,650	40,858	57,521

The liabilities result from the purchase of farms are monetarelly adjusted based on indexer as follows: (i) Fazenda Jatobá by the changes in the exchange rate of US dollar, (ii) Fazenda Alto Taquari, carrier interest at 100% of Interbank Deposit Certificate (“CDI”) and (iii) Fazenda Nova Buriti adjusted baed on General Market Price Index (IGP-M) inflation index.

The due dates of the payments are subject to obtaining certain licenses, and because of this, the Group understands that there is no possibility of calculating the present value since there is no way to determine the maturity date of the installments.

18.	Trade accounts payables

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops in the amount of and R$6,890. Leasing transactions of farms result in trade payables of R$887.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

19.	Loans and financing

	Maturity	Annual interest rates and charges – %	2013	2012	2011
Current
Financing for Agricultural Costs – BNB and Itaú	Dec-13	5.5 and 8.75	31,403	25,561	29,990
Financing Cremaq Project and Jaborandi – BNB	Oct-13	5.50 to 7.23	7,845	10,941	3,057
Financing of Machinery and Equipment – FINAME	Feb-14	4.50 to 8.70	2,164	2,694	4,852
Financing of sugarcane – Itaú	May-14	TJLP + 1.95 to 3.10	3,517	3,871	—

			44,929	43,067	37,899

Non current
Financing of sugarcane – Itaú	May-16	TJLP + 1.95 to 3.10	4,287	7,869	11,124
Financing of Machinery and Equipment – FINAME	Feb-16	4.50 to 8.70	2,769	5,358	4,315
Financing Cremaq Project and Jaborandi – BNB	Oct-21	5.50 to 7.23	49,868	38,067	39,997

			56,924	51,294	55,436

			101,853	94,361	93,335

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

19.	Loans and financing (Continued)

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

At June 30, 2013 amounts due by maturity are as follows:

1 year	44,929
2 years	16,282
3 years	10,881
4 years	7,357
5 years	4,978
Above 5 years	17,426

101,853

At June 30, 2013, the balance of accrued interest related to the loans and financing contracts amounted to R$914 and R$805, classified under current and non-current liabilities, respectively.

Both the financing of opening of Jatoba farm and the financing of Agricultural Costs, with BNB have as guarantee the mortgage of Jaborandi farm and the pledge evaluated at R$35,424 of which: 598,895 bags of soybean, 336,350 bags of corn, 343,720 bushel of cotton; all produced in 2012/2013 harvest at Jatobá farm (Jaborandi – BA) and the financing of opening of Cremaq farm has as guarantee the mortgage of areas of the farm.

For FINAME contracts machinery and equipment were provided as collateral. All are being held with a lien until the final settlement of contracts.

BNB financing requires the maintenance of deposits in a liquidity fund in remunerated accounts by CDI (Interbank Deposit Certificate Index). The balances at June 30, 2013 and 2012 are disclosed in Note 12.

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly fund those loans. On June 30, 2013 and 2012 the Group’s financing had no financial covenants, only operational.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

19.	Loans and financing (Continued)

Operational covenants

At the date of presentation of the financial statements for June 30, 2013, the Group did not fail to fulfill the operational covenants set forth in loan agreements.

The main covenants are as follows:

•	Fail to fulfill any obligation established in the credit instruments executed with the BANK;

•	Suspend its activities for more than thirty days;

•	Be prevented, according to the Brazilian Central Bank regulation, of participating of credit operations, including as joint-obligor;

•	Not to reinforce the credits guarantees immediately after notice from the BANK in this sense, if any fact determining the decrease or depreciation of such guarantees occurs;

•

Request judicial recovery or declare its bankruptcy, or request of liquidation or intervention, as well as replace any member of its management by another who, at the BANK’S discretion, is not recommendable for the position;

•	Save, sell, lease, grant, transfer in any manner on behalf of third parties, or remove the assets backing the credits, under any argument and to wherever it is;

On October 10, 2012, the Group contracted from Banco do Nordeste a credit line to finance the cost of crop in the amount of R$ 13,856. The first installment will be on January 28, 2013 for R$ 7,535 at an interest rate of 7.23% and the other shall be released in accordance with the presentation of expenditures made in plantation.

On October 16, 2012, Jaborandi Ltda contracted from Banco do Nordeste a credit line to finance the cost of crop in the amount of R$ 17,715, with the first amount of R$11,211 to be released on February 19, 2013 an interest rate of 7.23% and the other shall be released in accordance with the presentation of expenditures made in plantation.

On June 18, 2013 the amount of R$ 9,062 related to the last installment of the financing for the opening of Jaborandi farm was released by Banco do Nordeste. This financing was contracted on July 14, 2009 with a maturity date of July 14, 2019. The total amount released was R$26,342.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

19.	Loans and financing (Continued)

The Group contracted from Banco Itaú, a guarantee letter in the amount of R$1,135 provided as guarantee for the rental of the São Paulo office with a maturity of July 31, 2013.

Payment of loans and financing

On August 31, 2012, the Company settled the financing contract obtained from the Federal Government to finance the cost of crops in the amount of R$1,339. On June 30, 2013 the Company paid R$359 related to financing cost of machinery, R$642 related to cost of crops, and R$1,471 related to the financing of Jaborandi project and R$ 3,343 related to Cremaq project.

Changes in loans and financing

Consolidated
At June 30, 2012	94,361

Obtaining	40,407
Payment of principal	(36,693)
Payment of interest	(3,097)
Monetary restatement	6,875

At June 30, 2013	101,853

20.	Taxes payable

	2013	2012	2011
Tax on Services – ISS payable	141	118	84
Withheld social contributions	131	610	67
Tax on financial transaction – IOF payable	—	761	—
State VAT – ICMS payable	36	22	4
Funrural payable	417	281	292
Taxes on sales – Pis and Cofins payable	18	45	11
Withholding taxes IRRF payable	8		17
Income and social contribution taxes	1,555	1,265	292

Total current	2,306	3,102	767

Income and social contribution taxes	5,812	2,695	1,594

Total non current	5,812	2,695	1,594

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

21.	Deferred taxes (Continued)

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset the current tax credits with current tax liabilities and since they refer to the same tax authority.

The fiscal year for income tax and social contribution tax calculation purposes is the year, which differs from the Group tax year for statutory purposes which is June 30 of each year.

The changes in deferred income tax and social contribution tax assets and liabilities in the year ended June 30, without taking into consideration offsetting of balances in the same tax jurisdiction are as follows:

	2013	2012	2011
Assets
Non Current
Tax losses	36,655	20,296	18,199
Biological assets	—	2,651	—
Hedge, contingency and provision for bad debts	10,286	10,702	2,236
Difference in cost of farms investment property	170	171	171

	47,111	33,820	20,606
Liabilities
Non Current
Biological assets	3,676	—	3,492
Derivatives	201	—	—
Provision of residual value of PPE assets	851	—	—
Accelerated depreciation of assets for rural activity	17,167	18,860	18,568

	21,895	18,860	22,060

Net balance	25,216	14,960	(1,454)

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

21.	Deferred taxes (Continued)

The net changes in deferred income and social contribution taxes are as follows:

Consolidated
At June 30, 2010	4,265

Tax loss	(56)
Accelerated depreciation	(74)
Fair value of biological assets	(5,589)

At June 30, 2011	(1,454)

Tax loss	10.563
Accelerated depreciation	(292)
Fair value of biological assets	6.143

At June 30, 2012	14,960

Tax loss	18,932
Adjustments in biological assets and agricultural products	(6.327)
Derivatives, contingency, provision for bad debts and residual of PPE assets	(4.042)
—
Accelerated depreciation	1,693

At June 30, 2013	25,216

The estimated periods of realization of deferred tax assets are as follow:

2013
2014	10,641
2015	886
2016	1,264
2017	1,905
2018	3,718
2019 to 2023	28,697

47,111

Deferred tax assets due to tax loses recognized in prior years with no realizable period and limited up to 30% of the taxable profits, are capitalized in the balance sheet with the basis that it is probable that the Group will generate taxable profits over the upcoming years in order to compensate those deferred tax assets recognized in the current year, based on assumptions and conditions established in the Group’s business model.

The net carrying amount of deferred tax asset is periodically revised and the projections are annually reviewed in order to identify potential changes that may impact Company’s projections.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22.	Share capital

a)	Share capital (quantity of shares)

Shareholder	2013	2012	2011
Cresud S.A.C.I.F.Y.A.	23,160,450	21,153,015	21,243,666
Elie Horn	3,274,600	3,274,600	3,274,600

	26,435,050	24,427,615	24,518,266
Board of Directors	7,848,100	7,810,000	7,770,000
Executive Board	500	500	500

Officers	7,848,600	7,810,500	7,770,500
Other	24,138,750	26,184,285	26,133,634

Total shares of paid up capital	58,422,400	58,422,400	58,422,400

Total outstanding share	24,138,750	26,184,285	26,133,634

Outstanding shares as percentage of total shares(%)	41	45	45

a)	Share capital (quantity of shares) (Continued)

At June 30, 2013, the Group’s authorized and paid up capital amounted to R$584,224.

b)	Warrants

On March 15, 2006, the Board of Directors approved the issuance of 512,000 share warrant, 256,000 of which were for first issuance, and 256,000 of which were for second issuance. These share warrets are to be delivered to the founder shareholders based on their proportionate share of interest in the Group’s capital at the issuance date. Each of the issuances of warrants grant to their holders the right to shares subscription issued by the Group, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the Warrant of each issuance.

The Warrant of the 1st. issuance grant to its holders, as from the dates in which they are liable of exercise, the right to the shares subscription issued by the Group through the payment of the price per share used in the initial public offering, subject to certain restatement rules and adjustments. The Warrants of the 1st. issuance were issued in three series, which differ solely on the date in which the right to subscribe the shares granted by them start.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

The Warrant of the 1st issuance/1st. Series may be exercised as from the closing of the 12th month as from the issuance date and have the total of 85,336 Warrant. The Warrants of the 1st. issuance/2nd. Series may be exercised as from the closing of the 24th. month as from the issuance and have the total of 85,332 Warrant. The Warrants of the 1st. issuance/3rd. Series may be exercised as from the closing of the 36th. month as from the issuance and have the total amount of 85,332 Warrants.

Exceptionally, the Warrants of the 1st. Issuance may be exercised by their holders in the events of transfer of the Group’s control or acquisition of material participation, as defined in the terms of the corporate act regarding the issuance of warrants. Each set of 1,000 Warrants of the 1st. Issuance grants the right to subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The Warrants of the 2nd. issuance grant to the holders, the right to subscribe shares issued by the Group for up to 15 years, from the date of the public announcement of the Group’s initial public offering of shares and solely in the events of transfer or acquisition of material shareholders control in the Group. Material shareholder control is defined in the terms of the corporate act that decided for the issuance of the Warrants. In such events public offerings for acquisition of all the outstanding shares of the Group shall be presented. For the subscription of shares subject to the Warrants of 2nd. Issuance, their holders shall be obliged to pay the same price per share used in the mentioned public offerings of acquisition of the Group’s shares. Each set of 1,000 Warrants of 2nd. issuance grants the right to the subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The number of shares to be subscribed according to the Warrant shall be adjusted in the event of a share split or reverse split of shares.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22.	Share capital (Continued)

b)	Warrants (Continued)

Detailed information of the first issuance of these warranties is shown in the table below:

	First tranche
Brasilagro	2013	2012	2011
Quoted market price of share	11.07	7.45	10.20
Issuance date (day/month/year)	28/4/2006	28/4/2006	28/4/2006
Maturity date (day/month/year)	27/4/2021	27/4/2021	27/4/2021
Exercise price at year end—R$/share	14,42	13,51	12,88
Number of outstanding shares (“000 shares)	58,422	58,422	58,422
Percentage limit of capital shares to be issued upon exercise (percentage of new capital)—%	20	20	20
Quantity of shares to be issued upon exercise (‘000 shares)	14,606	14,606	14,606
Quantity of outstanding warrants (‘000 bonus)	256,000	256,000	256,000

The outstanding warrants of second tranche at June 30, 2013 and June 30, 2012 are 256,000 and there were no changes in the number of outstanding warrants in the years ended. The warrants of second tranche grant to their holders the right to shares subscription issued by the Group, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrant of second issuance.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22.	Share capital (Continued)

c)	Warrants of First tranche

The warrants of first tranche are recorded by IFRS 2 and may be fully exercised since March 15, 2009. Since the exercise date precedes the transition date to IFRS (i.e. July 1, 2009) and the Group has not disclosed the fair value of the warrants on their assessment date, the warrants are not recorded in the financial statements.

d)	Warrants of Second tranche

Management believes that the warrants of second tranche (which may only be exercised if the control is transferred or if a significant interest is acquired) have no significant fair value in any of the years presented, because the exercise price shall be equalsto the price per share that control or acquirer a significant interest in the company in the contemporaneous public offering of acquisitions of sharer of the company.

e)	Warrants – Issued byJaborandi S.A.

As further detailed in Note 2.2 on September 22, 2011 the 1,105,900 existing warrants issued by Jaborandi S.A., were cancelled and 4,204,400 new warrants were issued.

As further explained in Note 2.2, on December 5, 2011 the 4,204,400 new warrants had been extinguished upon default by the Maeda Group and therefore no warrants of Jaborandi S.A. are outstanding as of June 30, 2012.

f)	Stock option plan – stock option

The information on the stock option plan and issuance of new grants are described in Note 26

g)	Legal reserve and profits reserve and dividends

Pursuant to article 193 of Law 6,404/76, 5% (five per cent) of the Group’s net income at the end of each year must, before any other allocation, be allocated for the constitution of legal reserve, which shall not exceed 20% (twenty per cent) of the share capital.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22.	Share capital (Continued)

g)	Legal reserve and profits reserve and dividends (Continued)

The Group may not to constitute the legal reserve in the fiscal year in which the balance of reserve, plus the amount of capital reserve treated in item 1, of article 182, of Law 6,404/76, exceeds 30% (thirty per cent) of the share capital. The legal reserve aims at assuring the integrity of the Company’s share capital and may only be used to offset loss and increase capital.

Pursuant to article 36, subparagraph (b), of by-law and article 202 of Law 6,404/76, the Group shall allocate at the end of each fiscal year, the necessary portion of income for the payment of mandatory dividends to shareholders, not less than 25% (twenty five per cent) of adjusted net income.

According to article 36, subparagraph (c), of by-law and article 196 of Law 6,404/76, the Group may allocate the remaining portion of adjusted net income of the year ended, to reserve for investment and expansion.

The balance of profits reserve, except for the reserves of unrealized profit and reserves for contingencies, cannot exceed the amount of share capital. Once this maximum limit is attained, the General Meeting may deliberateon the investment of the exceeding portion in the payment, increase of share capital or in dividends distribution.

h)	Dividends

Pursuant to article 36, of the Company’s by-law, the net income for the year ended June 2013, shall be allocated as follows: (a) 5% (five percent) of net income for the constitution of legal reserve; (b) 75% (seventy five percent) of the adjusted net income, after the deduction object of letter (a) above, shall be allocated to the payment of mandatory dividends and (iii) 25% (twenty five percent) of the adjusted net income, after the deduction object of letter (b) above, shall be allocated to the reserve for investment and expansion.

The absorption of loss for 2012 by the profits reserve, legal reserve and capital reserve, is stated below:

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22.	Share capital (Continued)

h)	Dividends (Continued)

2013
Net income for the year	28,727
Offset of 2012 accumulated losses	(20,470)

Accumulated profit at the year ended 2013	8,257

Constitution of reserves:
Legal	(413)
investment and expansion	(1,961)

Available profit	5,883
Dividends proposed by management	5,883
Mandatory minimum dividends	1,961

Dividends proposed in excess to the mandatory minimum	3,922

The dividends proposed by management represent a dividend equivalent to R$0.101 per common share.

The mandatory minimum dividends are stated in the balance sheet for 2013 as “dividends payable”, and the dividends exceeding this minimum as “dividends reserve” in a special line item in the statement of changes in equity.

The distribution of dividends for the year ended June 30, 2013 was approved in our shareholders’ meeting held on October 29, 2013, in the amount of R$5.9 million, or R$0.10 per share.

23.	Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments as well as make decisions related to the application of financial resources. The Group presents 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The Grains segments main activity is the production and sale of the following products: soybean, corn, rice, cotton and sorghum.

The Sugarcane segment includes the sale of the product in natura.

The Real Estate segment presents the result arising from operations whit investment properties

Below is the selected information of assets and results by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements:

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

23.	Segment information (Continued)

	2013						2012
	Total	Real estate	Agricultural activity			Not allocated			Agricultural activity			Not allocated
			Grains	Sugarcane	Other		Total	Real estate	Grains	Sugarcane	Other
Net revenue	185,647	—	123,237	61,022	1,388	—	146,218	—	105,874	40,183	161	—
Gain on sale of farm	54,815	54,815	—	—	—	—	12,987 ¹	12,987	—	—	—
Change in fair value of biological assets and agricultural products	2,289	—	(22,681)	25,060	(90)		(417)	—	(3,106)	2,689	—	—
Reversal of provision of agricultural products after harvest	1,659	—	1,659	—	—	—	(2,663)	—	(2,429)	(234)	—	—
Cost of sales	(170,643)	—	(105,401)	(61,157)	(4,085)	—	(136,447)	—	(97,970)	(37,150)	(1,327)	—

Gross profit (loss)	73,767	54,815	(3,186)	24,925	(2,787)	—	19,678	12,987	2,369	5,488	(1,166)	—
Operating revenue (expenses)
Selling expenses	(14,028)	(4,294)	(9,790)	(68)	124	—	(4,015)	(392)	(3,623)	—	—	—
General and administrative	(29,233)	—	—	—	—	(29,233)	(28,892)	—	—	—	—	(28,892)
Other operating revenue	(3,539)	—	—	—	—	(3,539)	10	—	—	—	—	10

Operating results	26,967	50,521	(12,976)	24,857	(2,663)	(32,772)	(13,219)	12,595	(1,254)	5,488	(1,166)	(28,882)
Net financial income
Financial income	38,000	148	14,656	—	—	23,196	38,073	428	—	—	—	37,645
Financial expenses	(38,591)	(17)	(19,856)	—	—	(18,718)	(44,299)	(97)	(16,639)	—	—	(27,563)

Profit/loss before taxation	26,376	50,652	(18,176)	24,857	(2,663)	(28,294)	(19,445)	12,926	(17,893)	5,488	(1,166)	(18,800)
Income tax and social contribution	2,351	(3,967)	6,180	(8,451)	905	7,684	12,845	(4,395)	6,084	(1,866)	397	12,625

	28,727	46,685	(11,996)	16,406	(1,758)	(20,610)	(6,600)	8,531	(11,809)	3,622	(769)	(6,175)

Net income (loss) for the year	28,727	46,685	(11,996)	16,406	(1,758)	(20,610)	(6,600)	8,531	(11,809)	3,622	(769)	(9,766)

	2013						2012
Total assets	770,830	472,838	112,974	47,930	—	137,088	735,762	402,037	78,604	37,376	—	217,745
Total liabilities	183,845	43,650	—	—	—	140,195	176,794	40,858	—	—	—	135,936

¹	In 2013 the internal segment reporting was modified to show the gain on the sale of farms as a single line item consistent with the income statement presentation. Thus the segment information for 2012 and 2011 was restated to conform to the new presentation.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

23.	Segment information (Continued)

	2011
	Total	Real estate	Agricultural activity				Not allocated
			Grains	Sugarcane		Other
Net revenue	79,544	40	55,180	24,133		—	191
Gain on sale of farm	—	—	—	—		—	—
Change in fair value of biological assets and agricultural products	22,761	—	19,029	3,732		—	—
Reversal of provision of agricultural products after harvest	(986)	—	(986)	—		—	—
Cost of sales	(61,500)	—	(46,392)	(14,754)		—	(354)

Gross profit (loss)	39,819	40	26,831	13,111		—	(163)
Operating revenue (expenses)
Selling expenses	(2,991)	—	(2,991)	—		—	—
General and administrative	(26,330)	—	—	—		—	(26,330)
Other operating revenue	73	—	—	—		—	73

Operating results	10,571	40	23,840	13,111		—	(26,420)
Net financial income
Financial income	25,738	—	—	—		—	25,738
Financial expenses	(16,460)	—	—	—		—	(16,460)

Profit/loss before taxation	19,849	40	23,840	13,111		—	(17,142)
Income tax and social contribution	(5,186)	(4)	(7,318)	(5,284)		—	7,420

	14,663	36	16,522	7,827		—	(9,722)

Non-controlling interest	80	—	—	—		—	80

Net income (loss) for the year	14,743	36	16,522	7,827		—	(9,642)

	2011
Total assets	748,151		390,144	57,966	49,671	—	250,370
Total liabilities	171,228		57,521	—	—	—	113,707

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

23.	Segment information (Continued)

The balance sheet accounts are represented by the accounts “Trade accounts receivable”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

The Company currently sell a substantial portion of company´s total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2013, Company´s three largest customers accounted for 60% of Company´s total revenue. Furthermore, the Company has entered into a supply contract with ETH Bioenergia S.A., (previously Brenco and hereinafter ETH Bioenergia), pursuant to which we currently supply 100% of the Company´s sugarcane production from our Alto Taquari and Araucaria farms to ETH Bioenergia. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. As a result, the strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated client base. Thus, the Company may not be able to maintain or form new relationships with customers, which could have a material adverse effect.

Concentration among the Company´s client base also increases the consequences that would result should the Company lose any of the Company´s clients or if any of Company´s clients default on their obligations, either in the form of non-payment or through a breach of any contractual provision or obligation, such as failure to ship a product purchased or delays in shipment. Noncompliance with the time of shipment of our products could directly affect the planning of the Company harvest, which could generate losses and result in additional costs.

24.	Revenues

	2013	2012	2011
Sales of grains	128,941	112,408	59,671
Sales of sugarcane	62,583	41,260	24,845
Leasing	1,261	513	40
Other revenue	1,253	359	191

Gross operating revenue	194,038	154,540	84,747

Sales deductions
Taxes on sales	(8,391)	(8,322)	(5,203)

	(8,391)	(8,322)	(5,203)

Net sales revenue	185,647	146,218	79,544

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

25.	Expenses by nature

	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	13,136	—	991	14,127
Personnel expenses	2,364	—	12,936	15,300
Expenses with services provider	17,512	—	9,909	27,421
Leasing	—	—	—	—
Cost of agricultural products	26,796	—	—	26,796
Freight and storage	—	2,991	—	2,991
Maintenance, travel expenses and other	1,692	—	2,494	4,186

At June 30, 2011	61,500	2,991	26,330	90,821

	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	26,271	—	1,127	27,398
Personnel expenses	5,392	—	15,832	21,224
Expenses with services provider	26,235	—	5,328	31,563
Leasing	303	—	—	303
Cost of agricultural products	76,367	—	—	76,367
Freight and storage	—	3,063	—	3,063
Maintenance, travel expenses and other	1,879	952	6,605	8,484

At June 30, 2012	136,447	4,015	28,892	169,354

	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	26,702	—	1,295	27,997
Personnel expenses	7,652	—	17,971	25,623
Expenses with services provider	50,441	—	5,436	55,877
Leasing	—	—	648	648
Cost of agricultural products	82,227	—	—	82,227
Freight and storage	—	8,888	—	8,888
Allowance for doubtful accounts	—	846	—	846
Sale of farm—commission	—	4,294	—	4,294
Maintenance, travel expenses and other	3,621	—	3,883	7,504

At June 30, 2013	170,643	14,028	29,233	213,904

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

26.	Management compensation

The expenses associated with Management compensation were recorded under “General and administrative expenses” and are as follows:

	2013	2012	2011
Board of directors and executive board compensation	3,435	3,267	2,158
Bonus	4,782	4,282	1,335

Global compensation	8,217	7,549	3,493
Grant of shares	1,249	1,139	996

	9,466	8,688	4,489

The global compensation of R$ 8,250 as of June 30, 2013 relating to the officers and the Group’s Board of Directors, was approved at the Annual General Meeting held on October 31, 2012.

Stock option plan—stock options

On August 11, 2010, the Board of Directors approved the creation of the Stock Option Program authorizing the Group’s Board to grant stock options to the elected beneficiaries at that time. In the Program, the following were established; the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Group for the exercise price established in the Program. The Programs comprise 5 beneficiaries and the grant of 370,007 options at an exercise price of R$8.97 per share. These grants may be exercised in full from August 12, 2012 (vesting date), respectively through a period of 5 years from the granting date.

On July 03, 2012 the Board of Directors approved the second grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.25 per share and may be exercised in full from July 03, 2012 (vesting date), respectively through a period of 5 years from the granting date.

On September 04, 2012 the Board of Directors approved the third grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.25 per share.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

26.	Management compensation (Continued)

These stock options may be exercised in full from September 04, 2014 (vesting date), respectively through a period of 5 years from the granting date.

Stock option plan – stock options (Continued)

The stock options to be granted according to the Plan may grant rights on the number of shares which does not exceed, at any time, the maximum and cumulative amount of 2% of shares issued by the Group, respecting the minimum price of the average quotation of the Group ’s shares at São Paulo Stock Exchange (BOVESPA) floor, weighted by the volume of trading during the last thirty floors prior to the option grant.

At June 30, 2013 there was no option exercisable or cancelled.

The table below presents the information on the Program:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of period	11.07	11.07	11.07
Free risk interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market – %	67.48	41.62	40.50
Number of outstanding options	370,007	315,479	315,479
Number of options to be exercised	370,007	315,479	315,479
Estimated fair value (R$/share)	6.16	3.60	4.08

In the year ended June 30, 2013 the Group recognized the amount of R$1,251 (R$1,138 at June 30,2012) recorded in administrative expenses.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

27.	Financial income and expenses

	2013	2012	2011
Financial Income
Interest Income on financial investments	5,598	12,686	18,975
Interest on receivables	11,029	1,812	1,744
Monetary variation	—	1,939	904
Foreign exchange variation	5,116	2,961	—
Gain on remeasurement of receivables from sale of farms	214	6,682	2,943
Realized profit from derivative transactions	—	3,777	—
Unrealized profit from derivative transactions	16,043	8,216	1,172

	38,000	38,073	25,738

Financial Expenses
Interest loans and financing	(1,083)	(506)	(531)
Interest on payables	(8,456)	(7,461)	(7,759)
Monetary variation	(1,545)	(2,204)	(3,220)
Foreign exchange variation	(3,121)	(2,827)	(398)
Present value an receivables from sale of farms, net	(3,380)	—	—
Realized loss from derivative transactions	(16,622)	(10,329)	(4,552)
Unrealized loss from derivative transactions	(4,384)	(20,972)	—

	(38,591)	(44,299)	(16,460)

Financial income (expense)	(591)	(6,226)	9,278

28.	Income tax and social contribution

	2013	2012	2011
Income before income taxes and social contribution	26,376	(19,445)	19,849
Combined nominal rate of income tax and social contribution taxes-%	34%	34%	34%

	(8,968)	6,611	(6,749)
Management bonus	(1,474)	(534)	(418)
Net effect of subsidiaries taxed based on presumed profit(*)	14,702	6,969	2,333
Reversal of management bonus-2011	(1,000)	—	—
Income tax credit not approved	(547)	—	—
Other	(362)	(201)	(352)
IRPJ and CSLL on the profit/loss for the year	2,351	12,845	(5,186)

Current	(7,905)	(1,841)	(972)
Deferred	10,256	14,686	(4,214)

	2,351	12,845	(5,186)

Effective rate	9%	-66%	-26%

(*)	Some of company subsidiaries which have annual revenue below a certain threshold established in the tax regulations in Brazil have their income tax measured based on the “presumed tax regime” whereby income tax is determined on a simplified basis to calculate the taxable income (32% for lease revenues, 8% for sale of farm and 100% for other earnings). This results effectively in taxing the taxable income of subsidiaries under the “presumed tax regime” at a lower rate.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

29.	Earnings (loss) per share

a)	Basic

Basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to shareholders of the Group, by the weighted average number of common shares issued during the year.

	2013	2012	2011
Profit (loss) attributed to controlling shareholders	28,727	(5,572)	14,743
Weighted average number of common shares issued (thousands)	58,422	58,422	58,422
Effect from dilution – shares	23	—	—
Weighted average number of common shares issued adjusted by the dilution effect	58,445	58,422	58,422

Basic earnings per share	0.4917	(0.0954)	0.2524

Diluted earnings per share	0.4915	(0.0954)	0.2524

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

29.	Earnings (loss) per share

b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential diluted common shares. The Group has two categories of potential diluted common shares: warrants and stock option.

Warrants issued by Group – For calculation of the diluted earnings per share it is assumed that the warrants (both of the first and second tranche) were converted into common shares. A calculation is made to determine the number of shares which might have been acquired for the fair value with the proceeds from the exercise price of the warrants. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the warrants to purchase the shares. In the case of warrants of the 2nd. Installment, it is considered that the number of shares which might have been acquired with the proceeds from the exercise price is equal to the number of shares issuable upon exercise of the warrants, not resulting in any increase of shares for calculation of the diluted earnings per share.

Stock option plan- No adjustments are made to the net income (loss). A calculation is made to determine the number of shares which might have been acquired for the fair value with the proceeds from the exercise price of the options. The proceeds include exercise price to be paid and the compensation based on unrecognized shares. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the options for purchase of shares.

On June 30, 2013, there were 947,509 (370,007 on June 30, 2012) outstanding stock options, related to the Stock Option Program 1, 2 and 3, and 25,600 warrants (Note 22.b). Only the Stock Option Program 1 had a dilutive effect of 23,384 shares, the others had no dilution effect. On June 30, 2012, there was only the Stock Option Program 1 wich was anti dilutive As a consequence, the diluted earnings per share is equal to the basic earnings per share for the presented periods.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

30.	Provision for legal claims

The Group is involved in labor and environmental claims and is discussing these matters both at the administrative level and also in court for which judicial deposits were made, as applicable. The provision for probable losses arising from these lawsuits has been estimated and revised by management, supported by the opinion of the Group ‘s external legal advisors. As of June 30, 2013 the Group recorded a provision of (R$4,802 corresponding to lawsuits involving the risk of probable loss, as summarized below:

	Labor	Environmental	Tax
At June 30, 2011	480	—	—
Additions	661	—	—
Financial charges	290	—	—
Reversal/payments	(248)	—	—

At June 30, 2012	1,183	—	—

Additions	105	3,213	1,813
Financial charges	96	781	—
Reversal/payments	(791)	(1,598)	—

At June 30, 2013	593	2,396	1,813

At June 30, 2013, the provision for environmental claims in the amount of R$2,396 relates to the challenge of IBAMA notice of violation of the protection rules in permanent preservation areas and had its classification of estimated risk changed from possible to probable, in view of decision, at first administrative level, which upheld notice served. Accordingly, the Group recorded provision for environmental claims.

In addition, the provisions recorded relating to the Group’s civil, tax and labor lawsuits, for which the expection of loss is estimated as possible are as follows:

	2013	2012	2011
Civil claims	6,552	6,382	3,393
Tax claims	12,871	9,900	—
Labor claims	665	1,001	11
Environmental claims	—	3,907	2,700

	20,088	21,190	6,104

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

30.	Provision for legal claims (Continued)

(i)	Civil lawsuits

At June 30, 2013, the amount of R$6,522 (R$6,382 at June 30, 2012) refers mainly to: (i) declaration of nullity of debt confession due to the purchase and sale of rice in the amount of R$1,011, (ii) Suspension of protest of promissory note provided as guarantee upon the debt confession arising from purchase and sale of rice in the amount of R$1,016, (iii) action of out of court instrument for legal fees set forth in Private Instrument of Rural Partnership, in the amount of R$ 127, (iv) indemnity for moral and property damages, in the amount of R$1,004 and (v) annulment of acts practiced by the parties and by Imobiliária Cajueiro Ltda, aiming at a plot of land which was formerly owned by the plaintiffs, in the amount of R$3,394.

Under civil law, the offender is strictly liable for any environmental damage and subject to an objective standard of care, which creates liability regardless of negligence by the offender. Consequently, the Company are jointly liable with any third parties providing services for the Company to the extent their activities cause environmental damage. Environmental regulation also permits the regulator to recover damages from the controlling entity through the chain of share ownership if the direct offender is unable to pay the related damage.

(ii)	Tax lawsuits

At June 30, 2013, the amount of R$12,871 (R$9,900 at June 30, 2012) refers mainly to: (i) the appeal filed by the Group against rejection of tax credits by the tax authorities, which aims at the reform of the decision making order that did not recognize the credit right claimed by the Group and, accordingly, did not approve the offset of income tax in the amount of R$10,422 and to (ii) appeal filed against partial approval of tax credit and, as a consequence, did not approve some income tax offsets made by the Group in the amount of R$2,354.

(iii)	Labor claims

At June 30, 2013, the balance of R$664 (R$1,001 at June 30, 2012) refers to labor claims filed by former employees and third parties, mainly claiming indemnity amounts and the recognition of employment relationships.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

30.	Provision for legal claims (Continued)

(iv)	Environmental Licenses

Environmental licensing is required for activities utilizing environmental resources that are considered potentially pollutant, or those that may in any way cause environmental degradation. Some Brazilian states require licenses for agricultural and animal-raising activities.

The environmental licensing procedure includes “prior,” “installation” and “operating” licenses. A “prior” license is granted during the preliminary phase of planning the enterprise or activity to authorize its location and concept and attesting to its environmental feasibility. An “installation” license authorizes the installation of an enterprise or activity in accordance with the specifications stated in approved plans, programs and projects. An “operating” license authorizes an activity or enterprise to operate after the conditions stated in the “prior” licenses are fulfilled and verified, with environmental protection measures and certain conditions for operations. This last license must be renewed at the end of its period of validity, which is determined by the competent environmental agency depending on the activity being developed.

The Company is in the process of obtaining licenses for two of its properties, Alto Taquari and Nova Buriti farms, and the Management is unable to estimate the amount of time that it will take to obtain such licenses.

The Partnership I farm is divided in two areas located in different jurisdictions—São Francisco and Regalito. For the area located in São Francisco, the Company have obtained the environmental license, which is being renewed, and the Company´s Management unable to estimate the amount of time that it will take to obtain such renewal. For the area located in Regalito, the Company is in the process of obtaining the relevant license and at this point are unable to estimate the amount of time that it will take to do so.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

31.	Commitments

a)	Contract for grains supply

The sales price of soybean may be determined by the Group for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Group is subject to fines in the event of non delivery on the committed volumes.

On June 30, 2013 there were commitments signed for 188,280 bags of soybean and on June 30, 2012 these commitments were of 86,110 bags of soybean.

Corn is sold on small quantitier and the price determined in reais upon the sale. On June 30, 2013, there were commitments entered into for delivery of 78,714 bags of corn and on June 30, 2012 there were no commitments for corn.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

31.	Commitments (Continued)

b)	Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

In March 2008, the Company two contracts for the exclusive supply to ETH Bioenergia of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the second to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the São Paulo Counsel of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA. For the year ended June 30, 2013, sales of our sugarcane production to ETH Bioenergia were R$61.0 million, representing 32.9% of our total revenue. The purpose of contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term.

	2013	2012	2011
Exclusive supply of sugarcane to ETH	62,583	41,260	24,845

According to the contract executed between the Company and ETH Bioenergia in 2008, related to the exclusive supply of sugarcane, the table above states the amounts corresponding to 1,047,791 tons of sugarcane delivered up to June 30, 2013, 636,335 tons of sugarcane delivered up to June 30, 2012 and 546,493 tons of sugarcane delivered up to June 30, 2011. The price per ton of sugarcane delivered was calculated based on the Total Recoverable Sugar (ATR) assessed on sales dates. The future estimated quantity of sugarcane to be delivered is difficult to determine due to the fluctuations and variability in market value and harvest productivity.

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

31.	Commitments (Continued)

c)	Lease contract

	2013	2012	2011
Lease contract	1,166	1,189	—

On July 13, 2011 and September 15, 2011 the Group entered into two agreements to lease farms (Partnership I) located both in the municipality of Jaborandi, in the state of Bahia. The areas are expected to be used for planting of soybean, corn, cotton and similar crops, as well as to plant other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) a preference right with respect to lease renewal, as well as a (b) preference right for the purchase of the farms.

The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operatin lease. As of June 30, 2013, there is a lease payable balancein the amount of R$525.

The total operating lease to be paid in the long term according to these contracts, corresponds to 123,583 bags of soybean, being future minimum payments within a year amounting to R$2,107 and between one and five year, R$5,083.

32.	Related party transactions

The primary related party transations are at follows

	2013	2012	2011
Current assets
Cresud(a)	347	—	—

	347	—	—
Current liabilities – trade accounts payable		—	—

Cresud(a)	183	—	—

	183	—	—

(a)	Expenses and revenue related to Due Diligence of new acquisitions (Cresud).

Brasilagro—Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

33.	Insurance

The Group maintains civil liability insurance policity to cover farms, vehicles, life insurance and personal accident for employees and directors, as well as insurance for Directors and Officers liability insurance. The coverage amount is considered sufficient by management to cover adventitious risks and liabilities over its assets and/or responsibilities. The Group has assessed the risk of farm buildings and facilities owned by the Group, as well as its inventory and biological assets, and has concluded that there was no need for other types of insurance due to low chances of occurrence.

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2013:

Insurance type	Coverage thousands—R$
Vehicles	1,714
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	5,988
Fire and damages in improvements	1,540