Form 20-F/A
period 2013-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2013-11-26
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐     Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐    No ☒

EXPLANATORY NOTE

Brasilagro—Companhia Brasileira de Propriedades Agrícolas (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F (the “Annual Report”) for the year ended June 30, 2013, previously filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2013 (the “Original Filing”), to include the audit report issued by PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm for the fiscal years ended June 30, 2012 and 2011. The remainder of the consolidated financial statements contained in the Original Filing are unchanged.

Except for Part III, including the consolidated financial statements and auditor’s reports, no other information included in the Annual Report as originally filed is being repeated in this Amendment, and this Amendment should be read together with the Annual Report as originally filed, except for Part III, including the consolidated financial statements and auditor’s reports. Cross references within this Amendment to items other than those in Part III are references to those items in the Original Filing. This Amendment does not otherwise update the disclosures, including forward-looking information, set forth in the Annual Report for the year ended June 30, 2013, as originally filed, and does not otherwise reflect events occurring after the original filing of the Annual Report on October 31, 2013. Such events include, among others, events described in our reports under the Securities Exchange Act of 1934, as amended, filed with the SEC since October 31, 2013.

Exhibits 12.01, 12.02, 13.01 and 13.02 are being included in this Amendment and have been dated as of the date of this filing but are otherwise unchanged.

i

ii

PART III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

116

ITEM 19—EXHIBITS

Exhibit Number	Description

1.01	Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to Current Report on Form 6-K, submitted December 13, 2012, SEC File No. 001-35723)

2.01	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.01	Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting of October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.02	Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.03	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.04	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.05	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.06	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária*

4.07	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária*

4.08	Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.09	First Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.10	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.11	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.12	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari*

4.13	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari*

8.01	List of subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Administrative Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Administrative Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed.

117

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

118

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Date: November 26, 2013

/S/ JULIO CESAR DE TOLEDO PIZA NETO
Name: Julio Cesar de Toledo Piza Neto
Title: Chief Executive Officer and Investor Relations Officer

Date: November 26, 2013

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

São Paulo, Brazil

October 29, 2013

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP-015.199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP215.856/O-5

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders

Brasilagro Companhia Brasileira de Propriedades Agrícolas

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Brasilagro Companhia Brasileira de Propriedades Agrícolas and its subsidiaries at June 30, 2012 and 2011 and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

São Paulo,

October 5, 2012

/s/ PricewaterhouseCoopers

Auditores Independentes

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