Form 20-F
period 2014-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2014-10-31
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35723

BRASILAGRO – COMPANHIA BRASILEIRA DE

PROPRIEDADES AGRÍCOLAS

(Exact name of Registrant as specified in its charter)

Brasilagro - Brazilian Agricultural Real Estate Company

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

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no par value	New York Stock Exchange
Ordinary Shares*	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

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

PART I

INTRODUCTION

Unless the context otherwise requires, the terms “Brazil” and the “Brazilian government” refer to the Federative Republic of Brazil; the term “Brasilagro” refers to Brasilagro – Companhia Brasileira de Propriedades Agrícolas and its consolidated subsidiaries; and unless indicated otherwise, the terms “we,” the “Company,” “our” or “us” refer to Brasilagro.

Presentation of Financial Information

All references herein to “real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On June 30, 2014, the year-end of our fiscal year, the exchange rate for Reais into U.S. dollars was R$2.2025 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2013, the selling rate was R$2.2156 to US$1.00. The selling rate was R$2.0213 to US$1.00 at June 30, 2012, R$1.5611 to US$1.00 at June 30, 2011, and R$1.8015 to US$1.00 at June 30, 2010, in each case, as reported by the Central Bank. The Real/U.S. dollar exchange rate fluctuates widely, and the selling rate at June 30, 2014 may not be indicative of future exchange rates. See “Item 3—Key Information—Exchange Rates” for information regarding exchange rates for the Real since January 1, 2010.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3—Key Information—Selected Financial Information” in this Annual Report from Reais into U.S. dollars, unless otherwise indicated, using the selling rate as reported by the Central Bank at June 30, 2014 of R$2.2025 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in Reais. Our fiscal year is from July 1 of each year to June 30 of the following year. Our consolidated financial statements as of June 30, 2014, June 30, 2013 and 2012 and for the years ended June 30, 2014, 2013 and 2012 have been audited, as stated in the report annexed hereto.

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

As required under Brazilian corporate law, we also prepare parent-company financial statements, in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”). Our parent-company financial statements are statutorily required for certain purposes, including for calculation of dividends. Brazilian GAAP, as applied in the preparation of our parent-company financial statements, differs from IFRS as issued by the IASB in that (1) Brazilian GAAP requires presentation of a value added statement, and (2) Brazilian GAAP requires the application of the equity method of accounting in investments in associates and subsidiaries while under IFRS as issued by the IASB these are recorded either at their cost or fair value. The parent-company financial statements under Brazilian GAAP are not presented herein.

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

Market Information

The market information included herein concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Food Supply Company (Companhia Nacional de Abastecimento), or Conab, a state-owned company, the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, the

U.S. Department of Agriculture, or USDA, the U.S. Food and Agriculture Organization, or FAO, the United Nations, and the Organization for Economic Cooperation and Development, or OECD, as well as from other public institutions and independent sources as indicated throughout this Annual Report. We believe that such information is true and accurate as of the date of this Annual Report, although we have not independently verified it.

Rounding

Some percentages and amounts included herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or any Public Company Accounting Oversight Board, or “PCAOB” rules, that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis and any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). We take advantage of the exemption to provide an auditor’s attestation report and may decide to rely on other exemptions in the future. We do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, or (d) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Forward-Looking Statements

This Annual Report on Form 20-F includes statements that constitute forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our services and other aspects of our business under “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”; and (b) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “will,” “would,” the negatives of such terms or similar expressions.

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

Any of the following important factors, and those described elsewhere in this Annual Report on Form 20-F or in other of our filings with the U.S. Securities and Exchange Commission, or the SEC, among other things, could cause our results to differ from any results that might be projected, forecasted or estimated by us in any such forward-looking statements:

•	the economic, political and business situation in Brazil;

•	inflation, depreciation or appreciation of the Real against foreign currencies and interest rate fluctuations;

•	changes in prices in the Brazilian agricultural real estate sector;

•	developments in, or changes to, Brazilian legislation and regulation governing our business and products or failure to comply with them, including environmental and sanitary liabilities and accounting developments;

•	governmental intervention impacting the economy, taxes or tariffs;

•	loss of investment grade ratings for Brazil as issued by any of the international rating agencies;

•	conditions of transportation infrastructure and logistics in Brazil;

•	our ability to execute our business strategy successfully, including our ability to finance our operations at reasonable terms and conditions, if necessary;

•	our level of debt and other obligations;

•	changes in the domestic and international agricultural commodity markets;

•	availability and changes in prices of raw materials, skilled labor, oil and oil products, fertilizers, lime, machinery and other agricultural inputs;

•	outbreaks of diseases affecting our farms and crops;

•	our ability to obtain and maintain environmental permits for our existing or new areas of operations;

•	supply and demand for our products;

•	weather conditions in our areas of operations;

•	the interests of our controlling shareholder, Cresud;

•	other factors that may affect our financial condition, liquidity and operating result, and

•	other risks discussed under “Item 3—Key Information-Risk Factors.”

We undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

A. Selected Consolidated Financial Data

We prepared our annual consolidated financial statements in compliance with IFRS as issued by the IASB. We adopted IFRS for the fiscal year ended June 30, 2011 and retrospectively applied IFRS to the fiscal year ended June 30, 2010 for comparative purposes. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

Due to the nature of our business and the harvesting periods in the locations where we operate, our fiscal year ends on June 30 of each year. References in this Annual Report on Form 20-F to a specific fiscal year relate to the fiscal year ended on June 30 of that calendar year, unless indicated otherwise.

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2014, 2013, 2012, 2011 and 2010 and for the years ended June 30, 2014, 2013, 2012, 2011 and 2010 prepared in compliance with IFRS as issued by the IASB. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this Annual Report.

	Year ended June 30,
	2014	2014	2013	2012	2011	2010
	(US$ thousand, except share and per share information)	(R$ thousand, except share and per share information)
CONSOLIDATED STATEMENT OF OPERATIONS
Net revenue	59,620	131,314	185,647	146,218	79,544	36,745
Gain on sale of farms	9,918	21,845	54,815	12,987	—	—
Changes in fair value of biological assets and agricultural product	496	1,092	2,289	(417)	22,761	(25,076)
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(928)	(2,043)	1,659	(2,663)	(986)	(2,059)
Cost of sales	(62.899)	(138,535)	(170,643)	(136,447)	(61,500)	(30,310)

Gross profit (loss)	6,207	13,673	73,767	19,678	39,819	(20,700)
Selling expenses	(4,649)	(10,239)	(14,028)	(4,015)	(2,991)	(2,175)
General and administrative expenses	(13,793)	(30,378)	(29,233)	(28,892)	(26,330)	(22,916)
Other operating income (expense), net	129	285	(3,539)	10	73	416
Equity pick up	(320)	(704)	—	—	—	—

Operating income (loss)	(12,426)	(27,363)	26,967	(13,219)	10,571	(45,375)
Financial income	18,184	40,051	38,000	38,073	25,738	24,147
Financial expenses	(18,893)	(41,611)	(38,591)	(44,299)	(16,460)	(8,368)

Profit (loss) before income and social contribution taxes	(13,135)	(28,923)	26,376	(19,445)	19,849	(29,596)
Income and social contribution taxes	7,065	15,561	2,351	12,845	(5,186)	10,108

Profit (loss) for the year	(6,070)	(13,362)	28,727	(6,600)	14,663	(19,488)

Profit (loss) attributable to equity holders of the parent	(6,070)	(13,362)	28,727	(5,572)	14,743	(18,434)
Loss attributable to non-controlling interests	—	—	—	(1,028)	(80)	(1,054)
Outstanding shares at the year end	58,422,400	58,422,400	58,422,400	58,422,400	58,422,400	58,422,400
Basic earnings (loss) per share	(0.10)	(0.23)	0.49	(0.10)	0.25	(0.32)
Diluted earnings (loss) per share	(0.10)	(0.23)	0.49	(0.10)	0.25	(0.32)

CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	10,388	22,880	(46,472)	(10,691)	(32,633)	(38,962)
Net cash flows from (used in) investment activities	(4,472)	(9,850)	54,085	(24,375)	(33,998)	(60,733)
Net cash flows from (used in) financing activities	(899)	(1,979)	617	(33,085)	(3,954)	41,525

Increase (decrease) in cash and cash equivalents	5,017	11,051	8,230	(68,151)	(70,585)	(58,170)

	As of June 30,
	2014	2014	2013	2012	2011	2010
	(US$ thousand)	(R$ thousand)
CONSOLIDATED BALANCE SHEET
Assets
Current assets
Cash and cash equivalents	39,385	86,745	75,694	67,464	135,615	206,200
Marketable securities	9,776	21,532	9,244	—	—	—
Trade Accounts receivable	29,516	65,010	131,102	60,655	25,971	17,773
Inventories	18,257	40,210	28,805	72,558	77,479	16,032
Biological assets	645	1,421	1,201	4,111	1,335	1,001
Recoverable taxes	1,702	3,749	7,655	9,331	4,307	3,358
Derivative financial instruments	8,288	18,255	17,081	4,327	5,386	1,180
Transactions with related parties	328	723	347	—	—	415
Other assets	201	442	430	710	921	15

Total current assets	108,099	238,087	271,559	219,156	251,014	245,974
Non-current assets
Biological assets	14,167	31,202	36,656	31,931	40,334	38,696
Restricted marketable securities	6,257	13,782	17,988	23,197	21,262	26,562
Receivables from related parties	11,836	26,068	—	—	7,118	6,060
Recoverable taxes	13,552	29,849	25,736	22,803	25,784	17,655
Deferred taxes	19,775	43,554	25,216	14,960	—	3,370
Derivative financial instruments	29	63	1,714	—	—	—
Trade accounts receivable	17,005	37,453	33,729	12,759	2,936	4,293
Investment properties	152,010	334,803	339,108	391,907	383,687	357,473
Other assets	2,109	4,644	1,633	268	94	24
Investments in unquoted equity instruments	22,869	50,369	70	410	410	410
Property, plant and equipment	6,148	13,542	14,851	15,630	12,765	7,216
Intangible assets	2,255	4,966	2,570	2,741	2,747	2,288

Total non-current assets	268,012	590,295	499,271	516,606	497,137	464,047

Total assets	376,110	828,382	770,830	735,762	748,151	710,021

Liabilities and equity
Current liabilities
Trade accounts payable	3,704	8,158	7,777	4,151	2,435	1,803
Loans and financing	28,265	62,253	44,929	43,067	37,899	28,689
Labor obligations	3,964	8,730	8,752	7,436	4,801	4,143
Taxes payable	2,952	6,501	2,306	3,102	767	614
Dividends payable	11	25	1,963	2	2	2
Derivative financial instruments	93	204	2,860	8,307	2,918	60
Payable for purchase of farms	20,350	44,820	43,650	40,858	57,521	61,420
Transactions with related parties	15,091	33,237	183	—	—	—
Onerous contract	263	579	—	—	—	—
Advances from customers	6,828	15,038	2,124	4,490	5,909	178

Total current liabilities	81,521	179,545	114,544	111,413	112,252	96,909
Non-current liabilities
Loans and financings	26,292	57,909	56,924	51,294	55,436	49,299
Taxes payable	1,127	2,482	5,812	2,695	1,594	2,203
Deferred taxes	—	—	—	—	1,594	—
Derivative financial instruments	—	—	1,140	10,209	—	—
Provision for legal claims	1,622	3,573	4,802	1,183	—	—
Other liabilities	439	967	623	—	492	782

Total non-current liabilities	29,480	64,931	69,301	65,381	59,116	52,284
Equity
Attributable to equity holders of the parent:
Capital	265,255	584,224	584,224	584,224	584,224	584,224
Capital reserves	1,907	4,201	3,385	2,134	996	—
Income reserves	—	—	6,296	—	—	—
Treasury shares	(878)	(1,934)
Other reserves	3,815	8,403	(6,920)	(6,920)	—	—
Accumulated losses	(4,989)	(10,988)	—	(20,470)	(14,898)	(29,641)

	265,110	583,906	586,985	558,968	570,322	554,583
Non-controlling interests	—		—	—	6,601	6,245
	265,110	583,906	586,985	558,968	576,923	560,828

Total liabilities and equity	376,111	828,82	770,830	735,762	748,291	710,021

We have included information with respect to dividends and/or interest on shareholders’ equity paid to holders of our common shares and preferred shares since June 30, 2010 in Reais and in U.S. dollars translated from Reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

Exchange Rates

Our dividends, when paid in cash, are denominated in Reais. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York, as the ADS depositary. The Bank of New York converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York’s expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs.

The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever it determines there is an imbalance in Brazil’s balance of payments or reason to expect that one will occur.

The following tables show, for the periods and dates indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 30, 2014, the Real/U.S. dollar exchange rate was R$2.2025 per US$1.00. On October 27, 2014, the Real/U.S. dollar exchange rate was R$2.5335 per US$1.00. The information below is based on the noon buying rate in the City of New York for wire transfers in Brazilian Reais as certified for U.S. customs purposes by the Federal Reserve Bank of New York.

Fiscal year ended June 30,	Average Rate(1)
(R$ per US$1.00)
2010	1.759
2011	1.677
2012	1.792
2013	2.038
2014	2.297

(1)	The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
April 2014	2.279	2.187
May 2014	2.244	2.202
June 2014	2.281	2.194
July 2014	2.264	2.202
August 2014	2.295	2.236
September 2014	2.452	2.231
October 2014 (through October 27, 2014)	2.5335	2.377

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

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is premised on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any one or more of the following:

•	failure to acquire and sell agricultural properties at attractive prices;

•	changes in market conditions or our failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural real estate sector;

•	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in an opinion of the Attorney General of the federal government;

•	failure to expand our operations within the originally proposed time frame;

•	failure to maintain the fiscal structure of our subsidiaries;

•	inability to develop infrastructure and attract personnel in a timely and effective manner;

•	inability to identify service providers for our agricultural properties and projects;

•	increased competition for suitable land from other agricultural real estate owners or developers which increases our costs and adversely affects our margins;

•	inability to develop and operate our agricultural properties profitably that may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

•	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

•	the failure of purchasers of our properties to comply with their payment obligations to us;

•	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

•	global climate conditions, such as global warming, which may contribute to the frequency of unpredictable and previously rare meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

•	unfavorable climate conditions in Brazil, particularly in the regions where we carry out our activities;

•	the economic, political and business environment in Brazil, and specifically in the geographical regions where we invest;

•	inflation, fluctuating interest rates and exchange rates;

•	disputes and litigation relating to our agricultural properties; and

•	labor, environmental, civil and pension liabilities.

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

In August 2010, the president of Brazil approved the opinion of the Attorney General of the federal government affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Under this legislation, companies that are majority-owned by foreigners may not acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária) or INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners may not exceed 25% of the surface area of the relevant municipality, of which area up to 40% may not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality may not exceed 10% of the surface area of the relevant municipality. In addition, INCRA will also verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis INCRA will issue a certificate allowing the acquisition or lease of the property. The purchase and/or lease of agricultural properties that do not respect the requirements above need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases of certificates having been granted.

At September 30, 2014, approximately 77% of our common shares were held by foreigners and, accordingly, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and/or our inability to obtain needed approvals, except in the State of São Paulo, where the entities providing notary and registrary services are, at the date hereof, exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74. There is a judgement pending on the Supreme Court (Supremo Tribunal Federal – STF) regarding this exemption. In addition, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties. For example, we currently have control over the properties we own, and we would need to acquire properties in partnership with local companies in which we relinquish our right to exercise control over the entities acquiring such properties. This might have the effect of increasing the number of transactions we must complete, which would add transaction costs. It might also require the execution of joint ventures or shareholder agreements, which increases the complexity and risk associated with such transactions. Any regulatory limitations and restrictions could materially limit our ability to acquire agricultural properties, increase the investments, transaction costs or complexity of such transactions, or complicate the regulatory procedures required, any of which could materially and adversely affect us and our ability to successfully implement our business strategy.

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

The occurrence of severe weather conditions, including droughts, floods, heavy rainfall, hail, frost or extremely high temperatures is unpredictable and has had and could have in the future a potentially devastating impact on our agricultural properties or production. Adverse weather conditions may be exacerbated by the effects of climate change. In recent years, different regions in Brazil have been affected by extreme weather conditions, and the regions where our properties are located have also experienced high temperatures and severe drought in recent years. The effect of severe weather conditions may materially reduce the productivity of our farms, impairing our revenue and cash flow, and requiring higher levels of investment or significant increases in our operating costs, any of which could have a material and adverse impact on us.

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

Our operations are subject to various risks affecting our agricultural properties and agricultural installations, including destruction of farms and crops by fire and other natural disasters or events, and theft or other unexpected loss of grains or fertilizers and supplies. We could be materially and adversely affected if any of these risks were to occur.

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

We also hold derivative financial instruments to hedge risks relating to foreign currencies on our revenue from exports and operating costs. If we fail to manage these instruments properly, we may be adversely affected by our exposure to these risks, which may have a material adverse effect on us.

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

As of September 30, 2014, Cresud holds 39.64% of our common shares. Cresud has numerous other investments and may have other priorities that may conflict with those of our other shareholders, and as a result significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and therefore are affiliated with such company. In addition, certain members of our management, including our chief administrative officer and our agricultural technical officer, were previously employed by, and as of the date of this Annual Report are no longer employed by, Cresud. This situation may give rise to real or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters. It is impossible to predict whether the outcome of decisions by the members of the board will be favorable to us or to our other shareholders.

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

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2014, our three largest customers accounted for 83% of our total revenue. Furthermore, we have entered into a supply contract with ETH Bioenergia S.A., (previously Brenco and hereinafter ETH Bioenergia), pursuant to which we currently supply 100% of our sugarcane production from our Alto Taquari and Araucaria farms to ETH Bioenergia. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. As a result, the strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated client base. Thus, we may not be able to maintain or form new relationships with customers, which could have a material adverse effect on us.

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

Social movements such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements, and in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any social movement. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition, and results of operations.

We made investments in farmland in Paraguay, and we may possibly make investments in other countries in and outside Latin America, in which case we would be subject to the associated economic, legal, political and regulatory risks.

Currently, we conduct our activities in Brazil and Paraguay. Nevertheless, we are in the process of considering our expansion into other countries in and outside Latin America, although we currently have no definitive commitments or specific plans with respect thereto. Accordingly, in the future we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives. The success in other countries of the business strategy and business model that we apply in Brazil would be subject to a high level of uncertainty and depend on numerous factors beyond our control; and therefore we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recuperate our investments. Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent to the management of a transnational company including:

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, combined with Brazilian political and economic conditions, may adversely affect us.

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

Examples of legal changes include the imposition of the Tax on Foreign Exchange Transactions (Imposto sobre Operações Financeiras), or IOF/Exchange tax, which was raised from zero to 6% on October 20, 2009. The IOF/Exchange tax is levied on funds transferred to Brazil by non-resident holders for investments in Brazilian financial and capital markets and transactions related to the constitution of initial or additional guarantee margins before the BM&FBOVESPA. As of December 1, 2011, certain investments were excluded from the 6% tax and subject instead to a 2% IOF/Exchange tax. In 2009, the Tax on Bonds and Securities Transactions, or IOF/Securities tax, was increased from zero to 1.5% on shares issued by a Brazilian company and listed on a Brazilian stock exchange for the purpose of allowing depositary receipts traded outside Brazil to be issued. In 2011, the IOF/Securities tax was increased from zero to 1% on currency-related derivative transactions resulting in an increase of the short position exposure in foreign currency or in a decrease of the long position in foreign currency. Since June 30, 2013, the IOF/Exchange tax and the IOF/Securities tax rates have been zero.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and December 31, 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010 and as of June 30, 2014, was 11.00% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 5.10% in 2011, 7.8% in 2012, and 5.5% in 2013. Cumulative inflation in the first six months of 2014, calculated by the same index, was 2.45%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2014, certain of our loans were subject to interest rate fluctuations such as the Brazilian long term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

A deterioration in general economic and market conditions or in perceptions of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

Economic and market conditions in other countries, including United States and Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our common shares. In the past, the adverse development of economic conditions in emerging markets resulted in a significant flow of funds out of the country and a decrease in the quantity of foreign capital invested in Brazil. The financial crisis that began in the United States in the third quarter of 2008 created a global recession. Changes in the prices of securities of public companies, lack of available credit, reductions in spending, general slowdown of the global economy, exchange rate instability and inflationary pressure may adversely affect, directly or indirectly, the Brazilian economy and securities market. The recent global economic downturn and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing global economic downturn has reduced the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression.

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

On September 16, 2013, Brazilian tax authorities issued Normative Ruling 1,397/13, which, among other things, established rules regarding the withholding tax exemption on dividend distributions. According to Normative Ruling 1,397/13, the withholding tax exemption on dividend income would only be applicable to dividends distributed out of profits ascertained based on Brazilian accounting rules that were effective until December 31, 2007 (old Brazilian GAAP). In this sense, if (i) taxpayers make dividend distributions based on new Brazilian accounting rules already conforming to IFRS principles, and (ii) such distributions are made in excess of the dividends that could have been distributed had the profits been ascertained based on Brazilian accounting rules that were effective until December 31, 2007, the “excess distribution” would be deemed as taxable income in the hands of the beneficiary and subject to withholding income tax at the rate of 15% or 25%.

With the enactment of Law 12,973/2014, this taxation has been eliminated, since this law determined the exemption of Income Tax on the excess distribution of dividends provided that these have been assessed from 2008 to 2013. The risk for the dividends paid in excess remains from the profit accrued in 2014 for legal entities not opting for the advance of effects of Law 12,973/2014 for 2014, due to the provisions of RFB Regulatory Instruction 1,492/2014.

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

Also, if holders of our ADSs that exchange our ADSs for our common shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our common shares. See “Item 10—Additional Information—Exchange Controls” and “Item 10—Additional Information—Taxation-Brazilian Tax Considerations.”

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

We are a foreign private issuer, as defined by the SEC for purposes of the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States; accordingly, you will not be provided with the benefits or have the same protections afforded to shareholders of U.S. public companies.

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

We are an “emerging growth company” within the meaning of the rules under the Exchange Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with any PCAOB rules, that, if adopted in the future, would require mandatory audit firm rotation or auditor discussion and analysis, and any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). In addition, we are not subject to the additional level of review of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company for up to five years from the date of our initial public offering of securities under an effective registration statement under the Securities Act, though we may cease to be an emerging growth company earlier under certain circumstances. We take advantage of the exemption from the auditor attestation report requirement and may decide to rely on other exemptions in the future. We do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock, and our stock price may be more volatile.

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

Under Law No. 10,833, enacted on December 29, 2003, the gain on the disposition or sale of assets located in Brazil by a non-Brazilian resident, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil. With respect to the disposition of our common shares, as they are assets located in Brazil, a non-Brazilian resident should be subject to income tax on the gains assessed, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident. With respect to our ADSs, although the matter is not entirely clear, arguably the gains realized by a non-Brazilian resident upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a non-Brazilian resident to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$1.7 trillion (US$724 billion) at December 31, 2013 and an average daily trading volume of R$5.3 billion (US$2.48 billion) for 2013. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$21.3 trillion at December 31, 2013 and the NYSE recorded an average daily trading volume of US$23.9 billion for 2013. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 65.7% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2013. The ten most widely traded stocks in terms of trading volume accounted for approximately 42.3% of all shares traded on the BM&FBOVESPA in 2013. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and our common shares.

Brazilian law imposes the Tax on Foreign Exchange Transactions, or the IOF/Exchange tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Securities tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

The IOF/Exchange tax was raised from zero to 6% on October 20, 2009. As of December 1, 2011, certain investments were excluded from the 6% tax and subject instead to a 2% IOF/Exchange tax. In 2009, the IOF/Securities tax was increased from zero to 1.5% on shares issued by a Brazilian company and listed on a Brazilian stock exchange for the purpose of allowing depositary receipts traded outside Brazil to be issued. In 2011, the IOF/Securities tax was increased from zero to 1% on currency-related derivative transactions resulting in an increase of the short position exposure in foreign currency or in a decrease of the long position in foreign currency. Since June 30, 2013, the IOF/Exchange tax and the IOF/Securities tax rates have been zero.

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and common shares if they become listed on a stock exchange in the United States, as well as on the BM&FBOVESPA.

We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.

We may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. Holder (as defined in “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations”) of our common shares or ADSs. For example, if we are a PFIC, U.S. Holders of our common shares may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, income from commodities transactions is generally considered passive unless such income is derived in the active conduct of a commodities business.

See “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

ITEM 4—INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

Our legal and commercial name is Brasilagro—Companhia Brasileira de Propriedades Agrícolas. We are a corporation (sociedade por ações) organized under the laws of Brazil, and were incorporated on September 23, 2005. Our principal offices are located at Avenida Brigadeiro Faria Lima, 1309, 5th floor, São Paulo, São Paulo 0145-002, Brazil, and our telephone number is +55 11 3035 5350.

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

Since our initial public equity offering and listing in Brazil on the BM&FBOVESPA stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 10 agricultural properties in seven Brazilian states, two of which are still in registration of ownership process, aggregating 177,228 hectares, of which 129,550 hectares were arable but less than 10% of which were cultivated when acquired and 47,678 hectares were protected by environmental regulation. We also acquired a 50% interest in Cresca S.A., a company owning 141,931 hectares of rural land in Paraguay, of which approximately 70,000 were arable but less than 12,000 hectares of which were cultivated when acquired and approximately 71,931 hectares were protected by environmental regulation. As of the date hereof, we hold 276,440 hectares, including 7,181 hectares leased and 117,307 hectares through the joint venture Cresca S.A. Of this total, however, we are not the legal owner of two properties representing 23,422 hectares, as the registration of ownership process for these two properties has not been finalized. We invested R$485.4 million since the IPO to acquire, develop and transform agricultural properties, of which R$44.8 million is committed to pay the remaining purchase price of the acquired properties;

From July 1, 2013 until June 30, 2014:

•	we developed 13,000 hectares of our 179,979 hectares of arable land through the cultivation of soybeans and other value-added crops;

•	we acquired in December 2013 (i) 50% interest in Cresca S.A, a company owning 81,231 hectares and an option to acquire an additional 60,700 hectares, totaling 141,931 hectares of rural land located in Paraguay; (ii) Cresud credit with Cresca; and (iii) an advisory service agreement, pursuant to which Cresud agrees to render services to Cresca in exchange for payment of fees. The total consideration of this transaction was US$19.8 million;

•	we made a capital increase in Cresca S.A. in December 2013 in the amount of US$6.3 million;

•	our joint venture, Cresca S.A., sold 24,624 hectares of rural land in Paraguay for a total of US$14.8 million in April 2014 (payable in three installments over a period of three years), four months after acquiring them for US$8.6 million, which was recognized on July 14, 2014, when ownership of the land was transferred;

•	we sold 1,164 hectares of the Araucária farm in the State of Goias for a total of R$41.3 million (the equivalent of 735 thousand bags of soybean) in June 2014 (payable in four installments over a period of four years), five years after acquiring them for R$10.7 million;

Additionally, as of June 30, 2014, we:

•	assembled a team of 248 professionals that we believe to have significant technical expertise and experience in the agriculture sector; and

•	implemented SAP information management systems, which facilitate real-time monitoring of operating data, and have developed more than 50 quantitative and qualitative criteria by which we measure the performance of our service providers and determine their remuneration.

The map below indicates the locations of our agricultural properties, their arable areas and their current or intended production activities as of the date of this Annual Report.

(1)	Brasilagro signed a partnership in “Partnership II Farm” for up to 11 crops.
(2)	Brasilagro holds 50% interest in Cresca S.A., which owns 81,231 hectares and an option to acquire an additional 60,700 hectares, totaling 141,931 hectares.

The table below sets forth the historical cost (taking into account the cost of acquisition of the land plus subsequent improvements), as well as the estimated fair market value of our agricultural properties as of June 30, 2014.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 13 of our financial statements for the fiscal year ended June 30, 2014.

Our estimates of the market value of our agricultural properties are based on several premises, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2014.

Property	Location	Acquisition Date	Total Area	Land Acquisition Costs	Improvements Cost net of depreciation at June 30, 2014(1)	Land & Improvements Cost at June 30, 2014	Estimated Fair Market Value at June 30, 2014	Appreciation
			(ha)	(R$ million)%
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	27,807	35.9	28.9	64.8	251.3	288%
Jatobá Farm	Jaborandi/BA	Mar /07	31,606	33.4	31.8	65.2	314.4	382%
Alto Taquari Farm	Alto Taquari/MT	Aug /07	5,186	33.2	0.1	33.3	101.8	206%
Araucária Farm	Mineiros/GO	Apr /07	8,124	56.2	1.3	57.5	192.2	234%
Chaparral Farm	Correntina/BA	Nov /07	37,183	46.7	15.1	61.8	275.4	346%
Nova Buriti Farm	Januaria/MG	Dec/ 07	24,247	21.6	0.4	21.9	22.3	2%
Preferência Farm	Barreiras/BA	Sep /08	17,799	11.0	18.8	29.8	50.6	70%

Total			151,952	238.0	96.4	334.3	1,208.0	261%

(1)	Consists of capital expenditures, including building, infrastructure and other improvements to the property net of depreciation expenses.

Corporate Structure

The diagram below illustrates our corporate structure as of the date hereof. All of our subsidiaries are incorporated in Brazil. Our investee Green Ethanol LLC is incorporated in Delaware, United States.

(1)	Cape Town LLC is controlled by Mr. Elie Horn.
(2)	A portion of our common shares held by Cresud is deposited in Bank of New York Mellon in the form of ADRs (American Depositary Receipts).
(3)	Such shares were acquired and are held as a hedge for a swap transaction involving the same number of our common shares entered into between J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Whitefrairs Inc., and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a member of our board of directors. The swap transaction matures on January 20, 2015. Under the swap transaction, J.P. Morgan Whitefriars holds the sole power to vote and to dispose of the shares.
(4)	Agro Investment and Agro Managers are corporations controlled by the controlling shareholders of Cresud and certain of its employees, respectively.
(5)	ETH Bioenergia S.A.

Certain Developments since the Beginning of our Last Full Financial Year

On October 11, 2013, the Company entered into a lease agreement with respect to a property located in the municipality of Ribeiro Gonçalves, in the state of Piauí (“Partnership II”), where we operate an area of 7,181 hectares which is suitable for grain crops up to 11 harvests. The property is close to Cremaq Farm, a region that has been posting excellent grain production results. In addition to increasing planted area and operating cash flow, the partnership aims to take advantage of the region’s operational structure and team, previously allocated to the Horizontina farm, which was sold last year.

On December 12, 2013, we entered into an agreement with Cresud, our controlling shareholder, for: (i) the acquisition of 50% interest in Cresca S.A, (ii) the assumption of Cresud credit with Cresca, and (iii) the acquisition of an advisory service agreement, pursuant to which Cresud agrees to render services to Cresca in exchange for payment of fees. The total consideration of the transaction was US$19.8 million. Cresca had 81,231 hectares and the option to purchase an additional 60,700 hectares of rural land in Paraguay.

On December 17, 2013, we made a capital increase in Cresca in the amount of US$6.3 million so that Cresca paid for the acquisition of 35,000 hectares of land.

On April 4, 2014, Cresca sold 24,624 hectares in Paraguay, 12,312 of which are arable, for a total purchase price of US$14.8 million (US$600 per hectare), which was not recognized until July 2014, when ownership of the land was transferred. The purchaser made an initial payment of US$1.9 million, and paid the first installment in the amount of US$4.3 million upon the execution of the property transfer deed and the sold area possession transfer. The price balance will be paid in two annual installments.

On June 27, 2014, we sold 1,164 hectare of our Araucaria farm, located in the municipality of Mineiros, State of Goiás, 913 of which are arable, for a total purchase price of R$41.3 million, equivalent to 735,000 soybean bags (805 bags per hectare arable). The purchaser made an initial payment of R$4.5 million, equivalent to 75,000 soybeans bags and the remaining balance will be paid in four installments. We recognized gain on the sale of Araucaria farm in the amount of R$21.8 million. After the sale, the area of Araucaria farm held by us was 8,124 hectares, of which approximately 5,982 hectares are arable.

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

Agricultural Activities and Products

Independent Production

As of June 30, 2014, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs and raw materials, equipment and employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies. Our revenue to Brazilian purchasers was R$185.6 million for the year ended June 30, 2013 and R$131.4 million for the year ended June 30, 2014. All of our sales are to clients located in Brazil.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. At June 30, 2014, we had one manager at each of the Chaparral, Cremaq, Jatobá, Partnership II and Preferência farms and one regional manager for the Araucária and Taquari Alto.

Leases

As an alternative to independent production, we may lease our agricultural properties to third parties. As of the date hereof, we leased to third parties approximately 4,438 hectares of our property, representing 1.61% of our total land holdings. Generally, our leases are subject to different obligations depending on the stage of development of the subject property. With respect to leases of our properties on which the land is undeveloped, lessees are subject to several terms and conditions, including requirements to invest and to use the techniques and equipment that we believe are necessary and appropriate for the preparation and correction of the soil in order to facilitate agricultural production. In addition to leases of land, we may also lease individual farmhouses or warehouses to lessees, pursuant to which we receive a portion of the agricultural production, in kind, produced by the lessee. Our leases generally last between three to ten years. Under Brazilian law, lessees have a right of first refusal to purchase farms that were previously leased by them.

Grains and Cotton

The planting season for grains runs from September to December, and harvest occurs between February and May. During the planting season for our 2013/2014 crop year, we and Cresca planted 67,822 hectares of grains at our grain farms in Brazil and Paraguay. For the years ended June 30, 2014 and 2013, revenue from sale of grains constituted 69.8% and 66.4% of our revenue, respectively.

All distribution of production from the farms is through road transport. We enter into third-party service contracts with trucking companies to transport production from our farms to our storage facilities or to our clients’.

Sugarcane

The sugarcane planting season runs from February to May, and harvesting occurs between April and November. At June 30, 2014, we had 8,892 hectares planted with sugarcane at our Araucária and Taquari Alto farms. We entered into a supply contract with ETH Bioenergia, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari and Araucária farms to ETH Bioenergia. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in 2021/2022. For the years ended June 30, 2014 and 2013, revenue from the sale of sugarcane accounted for 29.1% and 32.8% of our revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our clients’ sugar and ethanol refineries.

Livestock

At June 30, 2014, we and Cresca had 6,425 hectares of pasture at our Preferência farm located in the State of Bahia and at Cresca S.A. farms located in Paraguay.

Reforestation

On June 30, 2014, we had 24,247 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. In Brazil, the average time spent developing and implementing reforestation projects with eucalyptus is approximately seven years. Given that such time frame is longer than comparable time frames for agricultural activities in general, we may decide to sell certain of our properties destined for reforestation, before the initial harvest occurs with respect to those properties.

Investment properties

At June 30, 2014, the net book value of our investment properties was R$334.3 million, of which R$238.0 million represented land acquisition costs and R$96.4 million (net of accumulated depreciation of R$53.9 million) represented other improvements, including building and infrastructure improvements and costs of clearing and preparing the land.

Agricultural Properties

At June 30, 2014, we owned eight agricultural properties, totaling 179,979, hectares of arable land (not including environmental preservation areas in accordance with Brazilian environmental law), including 7,181 hectares leased, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Bahia and Piauí and in Paraguay. During the planting season for our 2013/2014 crop year, we planted 52,457 hectares of soybean, 9,965 hectares of corn, 8,892 hectares of sugarcane, 1,945 hectares of other grains (chia, sesame, sorghum and others) and 6,425 hectares of pasture. Except for part of the Nova Buriti farm and the joint venture with Cresca S.A., we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into a rural partnership to operate one agricultural property, the Partnership II.

Cremaq Farm: On October 2006, the Cremaq farm was acquired by our subsidiary Imobiliária Cremaq with a total area of 32,702 hectares for R$42.0 million. The deed was granted in April 2008 and registration was made on June 23, 2008. The property is located in the State of Piauí, in the Northeastern region of Brazil, next to the Itaqui Port.

At the time of our acquisition, 3,000 hectares were cultivated with grain production. At June 30, 2014, we had invested R$28.9 million (net of accumulated depreciation) in infrastructure to support the production process, including the construction of housing for our employees and service providers, the division of farmable areas into plots to facilitate capacity for cultivation, and the installation of farm equipment, including the construction of a silo at a total cost of R$8.4 million with capacity to store 72,000 tons of grains (such silos are capitalized under property, plant and equipment).

During the planting season for our 2013/2014 crop year, we planted 14,532 hectares of soybean and 5,409 hectares of corn at the Cremaq farm. A first-degree mortgage is recorded against 10,097 hectares of the property, for the benefit of Banco do Nordeste do Brazil – BNB, in the amount of R$25.5 million, bearing interest at a rate of 8.50% annually and maturing on November 28, 2021.

On May 10, 2013, we sold 4,895 hectares of our Cremaq farm, 3,201 of which are arable, for a total purchase price of R$42.1 million, or 901,481 soybean bags.

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

Prior to our acquisition, the Jatobá farm was used for pine reforestation. As of June 30, 2014, we had invested R$31.8 million (net of accumulated depreciation) in the development of support infrastructure, such as the construction of houses for our employees and service providers, an administrative office, roads and loading docks, the division of farmable areas into plots to facilitate capacity for cultivation, in addition to having invested in land development and preparation of the soil for agricultural production. We have also invested in the installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters. During the planting season for our 2013/2014 crop year, we planted 13,105 hectares of soybean and 2,044 hectares of corn at the Jatobá farm.

Alto Taquari Farm: The Alto Taquari farm has an area of 5,186 hectares and was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. At June 30, 2014, the outstanding balance to be paid on the acquisition price is R$26.0 million, bearing interest at the rate of the Interbank Deposit Certificate, or the CDI rate. Registration of the property remains subject to certain conditions and obligations binding on the sellers: (i) the sellers must obtain, from the Judiciary and the Land Institute (Instituto de Terras) of the State of Mato Grosso official recognition of our ownership of the property and (ii) the sellers must obtain from and record with the Real Estate Registry a final deed of sale, after obtaining an official certificate with INCRA, for the purchase of the property and the discharge of the owners of any obligations related to disputes (including in rem or pledge-related disputes) in connection with the property. Because this process depends upon the approvals of different federal government agencies in Brazil, and because the timing for such processes can be lengthy and unpredictable, we are unable to estimate the expected date for the completion of such processes.

Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and livestock raising. As of June 30, 2014, we had 3,631 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with ETH Bioenergia, under which we will supply the entirety of our sugarcane production from the Araucária farm to ETH Bioenergia for a term of two complete crop cycles (six crop years and five harvests).

Araucária Farm: The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007 for R$80.0 million, in partnership with ETH Bioenergia, in the proportion of 75% and 25%, respectively. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which date our partnership with ETH Bioenergia was terminated and from which point we were the sole owners of such 9,682 hectares. The property is located in the Municipality of Mineiros, State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

Prior to our acquisition, the Araucária farm was used for grain cultivation. As of June 30, 2014, we had invested R$1.3 million (net of accumulated depreciation) in infrastructure improvements. We also invested in installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters.

On April 25, 2013, we sold 394 hectares of our Araucária farm, 310 of which are arable, for a total purchase price of R$11.7 million, or 248,000 soybean bags, and, on June 27, 2014, we sold 1,164 hectare of our Araucaria Fam, 913 of which are arable, for a total purchase price of R$41.3 million, equivalent to 735,000 soybean bags. After the sales, the area of Araucaria farm held by us was 8,124 hectares, of which approximately 5,982 hectares are arable.

The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with ETH Bioenergia, under which we will supply the entirety of our sugarcane production from the Araucária farm to ETH Bioenergia for a term of two complete crop cycles (six crop years and five harvests).

Chaparral Farm: The Chaparral farm has an area of 37,182 hectares and was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. As of June 30, 2014, we had invested R$15.1 million (net of accumulated depreciation) in infrastructure improvements and during the planting season for our 2013/2014 crop year, we planted 8,222 hectares of soybean and 2,038 hectares of corn. The property is located in the Municipality of Correntina, State of Bahia.

Nova Buriti Farm: The Nova Buriti farm has an area of 24,247 hectares and was acquired directly by us in December 2007 for R$21.6 million. The balance outstanding to be paid on the acquisition price is R$17.7 million, the amount payable is adjusted based on the IGP-M (General Market Price Index) inflation index, and the registration of the conveyance of 21,183 hectares is subject to certain conditions and obligations binding on the sellers: (i) the sellers must obtain, from the Judiciary and the Land Institute (Instituto de Terras) of the State of Minas Gerais official recognition of our ownership of the property and (ii) the sellers must obtain from and record with the Real Estate Registry a final deed of sale, after obtaining an official certificate with INCRA, for the purchase of the property and the discharge of the owners of any obligations related to disputes (including in rem or pledge-related disputes) in connection with the property. Because this process depends upon the approvals of different federal government agencies in Brazil, and because the timing for such processes can be lengthy and unpredictable, we are unable to estimate the expected date for the completion of such processes. Our subsidiary Imobiliária Flamboyant holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Januária, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

Preferência Farm: The Preferência farm has an area of 17,799 hectares and was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for livestock raising and grain cultivation. As of June 30, 2014, we had invested R$18.8 million (net of accumulated depreciation) in infrastructure improvements to the property and have planted 1,597 hectares of soybeans and 4,438 hectares of pasture.

Partnership II: On October 11, 2013, we entered into a partnership with respect to Partnership II farm for up to 11 harvests. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí. We will operate an area of 7,181 hectares, which is suitable for grain crops. The property is close to Cremaq Farm, a region that has been posting excellent grain production results. During the planting season for our 2013/2014 crop year, we planted 7,181 hectares of soybean at the Partnership II farm.

Cresca S.A.: On December 12, 2013, we entered into an agreement with Cresud, our controlling shareholder, for: (i) the acquisition of 50% interest in Cresca S.A, (ii) the assumption of Cresud credit with Cresca, and (iii) the acquisition of an advisory service agreement, pursuant to which Cresud agrees to render services to Cresca in exchange for payment of fees. The total consideration of the transaction was US$19.8 million. Cresca had 81,231 hectares and the option to purchase an additional 60,700 hectares of rural land in Paraguay. During the planting season for our 2013/2014 crop year, we planted 4,414 hectares of soybean, 2,192 hectares of corn, 1,945 hectares of other grains and 1,987 hectares of pasture at the Cresca S.A. farms.

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

Material Agreements

ETH Bioenergia

In March 2008, we signed two contracts for the exclusive supply to ETH Bioenergia of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the second to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the São Paulo Counsel of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA. For the year ended June 30, 2014, sales of our sugarcane production to ETH Bioenergia were R$38.235 million, representing 29.1% of our total revenue. The purpose of contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting five years from the first harvest.

Cresca

On December 12, 2013, Brasilagro executed contracts with Cresud for: (i) the acquisition of 50% interest in Cresca S.A, (ii) the assumption of Cresud credits from Cresca, and (iii) the acquisition of an advisory contract through which Cresud committed to render services in the forest agricultural exploration to Cresca in exchange for payments of fees.

Cresca is a company exploring the agricultural activity, which invests in agricultural and cattle raising land in Paraguay. At the purchase date it owned approximately 81,000 hectares and a contract which assured the right to purchase approximately 61,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. The purchase of 61,000 hectares shall occur according to the contractual terms upon the payment of the purchase price by Cresca, when the owner of the land (the other investor in Cresca) shall transfer the ownership of the land. On July 9, 2014, 30,500 hectares were purchased, and the remaining 30,500 hectares shall be purchased until December 9, 2014.

On April 7, 2014, Cresca sold 24,624 of undeveloped hectares, which transaction was not recorded until July 2014 when ownership of the land was transferred. After this transaction, Cresca owns 117,331 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

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

Land acquisition is subject to intense competition. In this case, we compete to acquire the most appropriate land for cultivating our agricultural products. We believe that this process has contributed to an increase in land prices over the years and that the strongest competition has been from the larger groups having in-depth knowledge of the sector, management excellence and continuous objectives to increase their agricultural area portfolio. We understand that these large groups are mainly SLC Participações, operating in four Brazilian states; and Vanguarda Agro. In addition, we may face significant competition from large international companies which have greater financial resources than we do.

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

As of August 2, 2014, we also have a D&O insurance policy with coverage indemnifying our managers and members of our board of directors against civil liability for R$30 million, expiring on August 2, 2015.

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

We also have three trademark registration applications pending for the trademark name “BRASILAGRO – Companhia Brasileira de Propriedades Agropecuárias.” One of such applications was rejected based on INPI’s considerations of previously filed trademark applications. We filed an appeal and await a final decision from the INPI regarding this application. Our business has not been affected by the refusal of this trademark registration application because such application relates to the trademark name “Brasilagro – Companhia Brasileira de Propriedades Agropecuárias,” which is not our actual corporate name (our actual corporate name is “Brasilagro – Companhia Brasileira de Propriedades Agrícolas”) and was filed at the time as a cautionary measure when we were in the process of deciding our legal name. In addition, the other two applications were approved on June 14, 2011, expiring on June 14, 2021 and on January 28, 2014, expiring on January 28, 2024.

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

Environmental Licenses

Environmental licensing is required for activities utilizing environmental resources that are considered potentially pollutant, or those that may in any way cause environmental degradation. Some Brazilian states and Paraguay require licenses for agricultural and animal-raising activities.

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

We are in the process of obtaining licenses for two of our properties, Alto Taquari and Paraguay farms, and we are unable to estimate the amount of time that it will take to obtain such licenses.

For the Nova Buriti farm we are studying and analyzing other environmental possibilities such as: environmental servitude, quota of environmental reserve and compensation of legal reserve.

The Araucaria farm does not require an environmental license in view of the state laws of where it is located.

We have obtained environmental licenses for our other four properties. The license for the Preferência farm was recently amended in order to include a remaining area of cerrado (suppression of vegetation) and to expand it from livestock activity to livestock and crop. The license for the Cremaq farm was renewed on May 25, 2014 (180 days before its expiration, as required under Brazilian laws). The license for the Jatobá farm must be renewed by May 5, 2016. Finally, we have requested an expansion of the license of the Chaparral farm in order to include a remaining area of cerrado (suppression of vegetation).

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

It is mandatory to maintain as legal reserve at least 80% of an agricultural property located in Floresta biome within Amazonia Legal, 35% for an agricultural property in the savannah region within Amazonia Legal and 20% for an agricultural property located in other forms of native vegetation in other regions of Brazil. In Paraguay it is mandatory to maintain as legal reserve at least 25% of all agricultural property with more than 20 hectares in forests regions and also a corridor of native vegetation at least 100 meters every 100 hectares of agricultural or livestock.

All our properties have legal reserve areas, although a part thereof has legal reserves that are in the process of being recorded at the offices of the applicable government agency. At the date of this Annual Report, none of our current landholdings are located in Floresta biome within Amazonia Legal. Legal reserve vegetation may not be suppressed, and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in the regulations. Agricultural properties that fail to record the legal reserve are subject to daily fines. A total of 69.305,53 hectares, or 24,30% of the total area of our properties, consist of legal reserves.

Permanent Preservation Areas

Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It will only be possible to modify these areas through previous authorization by the competent state environmental body. A total of 20.162,28 hectares, or 7,07% of the total area of our properties, consist of permanent preservation areas.

Suppression of Vegetation

We are in the process of obtaining authorization for suppression of vegetation with respect to 19,41% of our current land holdings upon which we have not yet commenced crop cultivation operations and that are not part of our legal reserve or permanent preservation areas, from the relevant environmental authorities in the locations where required. Accordingly, with respect to such areas where such authorization is required, we will not be able to commence crop cultivation operations in such areas until such authorizations are obtained. Because such authorizations depend upon governmental agencies, we are not able to provide an estimate of the time frame for receiving such approvals.

Ownership of Agricultural Land in Brazil by Foreigners

On August 23, 2010, opinion No. LA-01, of August 19, 2010, issued by the Federal Attorney General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital stock of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require prior authorization to purchase agricultural properties and are subject to restrictions, including the following:

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

As of June 30, 2014, approximately 77% of our common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued the Opinion nº 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74, regarding Brazilian companies with the majority of the capital stock composed of foreigners residing outside of Brazil or legal entities incorporated abroad. In April 2013, the Regional Federal Court for the Third Region (Tribunal Regional Federal da 3ª Região – TRF) granted an injunction in the context of a claim brought by INCRA and the Federal Government against São Paulo’s General Comptroller of Justice Opinion nº 461/2012-E, suspending the effects of such Opinion. In August 2013, the Regional Federal Court for the Third Region recognized its lack of jurisdiction to judge such claim and sent it to São Paulo State Appeals Court (Tribunal de Justiça do Estado de São Paulo). As a consequence of such decision, the injunction granted by the Regional Federal Court for the Third Region was set aside, and INCRA and the Federal Government had declined on the claim. Since then, entities providing notary and registrary services located in the State of São Paulo are, over again, exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74.

On June 25, 2014, the AGU and INCRA filed a suit at the Higher Federal Court (STF) against the State of São Paulo due to the decision of São Paulo Justice Court which judged the Opinion 1 issued by AGU in 2010, unconstitutional. In this suit the stay of the preliminary order was required and, in the end, the definite annulment of Opinion 461-12-E of the Inspector General Office of São Paulo, issued on December 03, 2012. On August 07, 2014, the decision issued by Minister Marco Aurélio Mello, rapporteur of the process, was published, denying the injunction required by AGU and INCRA, on the basis that the period of more than 1 year and 7 months from the opinion of the Inspector General Office of São Paulo and the file of the suit in STF shows that there is no urgency in the appreciation of the injunction request.

As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF.

C. Organizational Structure

See “—History and Development of the Company—Corporate Structure.”

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

Operating Results

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment, which has improved in recent years, according to the IBGE. For the period from 2011 through 2013, Brazilian GDP increased 2.7% in 2011, 1.0% in 2012 and 2.3% in 2013. Inflation, as measured by the Broad Consumer Price Index, or IPCA, published by the IBGE, was 6.5%, 5.8% and 5.9% per annum in 2011, 2012 and 2013, respectively. The dollar appreciated 12.6%, 8.9% and 14.6% against the Real in 2011, 2012 and 2013, respectively. From January 1 through June 30, 2014, the Real appreciated approximately 5.9% against the U.S. dollar. Unemployment decreased from 6.1% in January 2011 to 4.8% in June 2014. International reserves increased from US$350.4 billion to US$378.6 billion in the same period.

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2014	2013	2012	Source
Price of Soybean (Paranaguá)(R$/bag)
Closing	70.46	69.15	73.00	Bloomberg

Exchange rate	(R$ per US$ 1.00)
Beginning	2.23	1.99	1.53	Bloomberg
Closing	2.21	2.23	2.01	Bloomberg
Average	2.29	2.04	1.79	Bloomberg

ATR (R$/Kg of ATR)(1)	0.47	0.44	0.49	http://www.udop.com.br/index.php?i
Closing IGP-M (%)(2)	6.24%	6.31%	5.14%	http://portalbrasil.net/igpm
IPCA(3)	6.52%	6.70%	4.92%	http://portalbrasil.net/ipca
CDI(4)	9.63%	7.20%	10.61%	www.cetip.com.br/astec/series_v05/pagir
NPK(5) (R$/Ton)	872.48	1.033.72	1.064.98	Bloomberg

(1)	ATR or Total Recoverable Sugar corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.
(2)	IGP-M: General Index of Market prices is published monthly by Fundação Getúlio Vargas.
(3)	IPCA: National Index of Broad Consumer Prices published monthly by the Brazilian Statistics Institute (IBGE).
(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).
(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

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

Federal Social Integration Program (Programa de Integração Social, or PIS) and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS): PIS and COFINS tax payments, levied at (i) 0.65% and 3.0% of gross revenue, respectively (cumulative) or (ii) 1.65% and 7.6%, respectively, after certain deductions (non-cumulative), depending on the business conducted and the nature of revenue earned, among other factors. On June 30, 2014, we and Jaborandi Agrícola Ltda. were subject to noncumulative assessment for such payments, and our other subsidiaries were subjected to cumulative assessment. PIS and COFINS payments are not applicable to exports of goods and services, or sales to import/export companies located in Brazil. Since we sell the entirety of our soybean production to such companies, such activities are not subject to PIS or COFINS payments. Brazilian law also exempts PIS and COFINS payments upon the sale of sugarcane to an entity that produces ethanol or biofuel.

Rural Workers Assistance Fund (Fundo do Produtor Rural, or FUNRURAL): Agricultural producers are subject to a tax of 2.3% to 2.85%, levied on total output sold. The FUNRURAL tax is not payable on exports of goods and services, but applies on sales to import/export companies located in Brazil.

Gain (loss) on sale of farms

Upon the sale of investment property, such as our farms, we recognize in the statement of operations a gain (loss) for the difference between the sale proceeds and the carrying amount of the property sold. We account for our investment properties at cost.

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

Cost of sales

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

Operating expenses

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

Income and social contribution-current and deferred taxes

Current and deferred income tax and social contribution refer to taxes on net profits. We and our subsidiary Jaborandi Agrícola Ltda. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

Our other subsidiaries assess such taxes under the presumed profit regime under which the tax base is computed as a percentage of revenue. This consists of income and social contribution taxes at a rate of 15% (plus a 10% surcharge for amounts exceeding R$240,000 per year) and 9%, respectively, levied on (i) 8% and 12%, respectively, of property sales; (ii) 32% of leases and services; and (iii) other revenue and capital gains.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in compliance with IFRS. We summarize our significant accounting policies, judgments and estimates in Note 2 to our audited consolidated financial statements.

The critical accounting policies described herein are important to the presentation of our financial condition and results of our operations, requiring the most difficult, subjective and complex judgments by our management, often as a result of the need to make estimates and assumptions about matters that are inherently uncertain. While preparing our financial statements, our management uses estimates and assumptions to record assets, liabilities and transactions. Our financial statements include different subjective and complex estimates regarding, among others, accounting for revenue recognition for grains and farm sales and related accounts receivable, determining the fair value of derivatives, biological assets and accounting for investments in investment properties, warrant, residual value and useful life of property, plant and equipment, deferred taxes, share base payment and legal claims. In order to provide a better understanding of how our management makes its judgments about future events, including the variables and assumptions underlying such estimates, we have identified the following critical accounting policies:

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

Legal claims

We are party to judicial and administrative lawsuits, as described in Item 8-Financial Information-Legal Proceedings. Provisions are recorded for contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events where an outflow of resources is probable and can be reliably estimated). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements.

Revenue recognition

We recognize our revenue when the amount of revenue can be reliably measured, is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of our activities. We perform our estimations based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

Sale of goods

Our revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, we normally perform forward contracts where the price is set up by us for the total or partial volume of grains to be sold at the delivery date, based on the calculations agreed on the selling contracts. Certain selling contracts are established in US dollars where the amount in Reais is also established based on the foreign exchange rate according to the sale terms. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains. Upon the grains delivery, the revenue is recognized based on the price established with each purchaser considering the foreign exchange rate on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors as well as by the forex rate variation up to the settlement date.

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

Deferred income and social contribution taxes

Deferred income and social contribution taxes are calculated to take into account all tax timing differences as follows: (1) income or expenses which are not yet taxable or deductible, such as gain on fair value of biological assets and provisions for contingencies, respectively; and (2) tax loss carryforwards, which have no expiration, when realization or recovery in future periods is considered probable.

Deferred tax assets are generated under the taxable income regime only, based on our business plan. The business plan includes consideration of a variety of factors including the 30% annual limitation for utilizing tax loss carryforwards and changes in the Brazilian economic conditions. We evaluate whether a valuation allowance is required for these assets and deferred tax assets are recognized only to the extent that is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized, otherwise a valuation allowance is recorded. We also include in our evaluation the limitation of utilizing up to only 30% of annual taxable income in connection with recognition of tax loss carryforwards.

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

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, and these exemptions will apply until we are no longer an “emerging growth company. The JOBS Act provides “emerging growth companies” an election to comply with new or revised accounting standards on a delayed basis for those standards that have a different effective date for public and private companies. However such election is limited to companies that prepare their financial statements and report in accordance with accounting principles generally accepted in the United States of America. As our financial statements are prepared in accordance with IFRS, such accommodation is not available to us, and we will be required to apply new or revised accounting standards under IFRS as from the effective date established in the corresponding standard.

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

	Year Ended June 30, 2014
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	131,314	91,645	38,235	—	1,434	—
Gain on sale of farms	21,845	—	—	21,845	—	—
Changes in fair value of biological assets and agricultural products	1,092	2,059	(719)	—	(248)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest	(2,043)	(2,040)	—	—	(3)	—
Cost of sales	(138,535)	(98,529)	(34,790)	—	(5,216)	—

Gross profit (loss)	13,673	(6,865)	2,726	21,845	(4,033)	—

Operating income (expenses)
Selling expenses	(10,239)	(7,283)	—	(2,430)	(526)	—
General and administrative expenses	(30,378)	—	—	—	—	(30,378)
Other operating income (expenses), net	286	—	—	—	—	286
Equity pick up	(705)	—	—	—	—	(705)
Financial income	40,051	8,556	—	714	—	30,781
Financial expenses	(41,611)	(5,009)	—	(3,439)	—	(33,163)

Profit (loss) before income and social contribution taxes	(28,923)	(10,601)	2,726	16,690	(4,559)	(33,179)
Income and social contribution taxes	15,561	3,604	(927)	(2,270)	1,550	13,604

Profit (loss) for the year	(13,362)	(6,997)	1,799	14,420	(3,009)	(19,575)

	Year Ended June 30, 2013
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	185,647	123,237	61,022	—	1,388	—
Gain on sale of farms	54,815	—	—	54,815	—	—
Changes in fair value of biological assets and agricultural products	2,289	(22,681)	25,060	—	(90)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest	1,659	1,659	—	—	—	—
Cost of sales	(170,643)	(105,401)	(61,157)	—	(4,085)	—

Gross profit (loss)	73,767	(3,186)	24,925	54,815	(2,787)	—

Operating income (expenses)
Selling expenses	(14,028)	(9,790)	(68)	(4,294)	124	—
General and administrative expenses, net	(29,233)	—	—	—	—	(29,233)
Other operating income (expense)	(3,539)	—	—	—	—	(3,539)
Financial income	38,000	14,656	—	148	—	23,196
Financial expenses	(38,591)	(19,856)	—	(17)	—	(18,718)

Profit (loss) before income and social contribution taxes	(26,376)	(18,176)	24,857	50,652	(2,663)	(28,294)
Income and social contribution taxes	2,351	6,180	(8,451)	(3,967)	905	7,684

Profit (loss) for the year	28,727	(11,996)	16,406	46,685	(1,758)	(20,610)

	Year Ended June 30, 2012
	Total	Real estate	Grains	Sugarcane	Other	Not allocated
	(R$ thousand)
Net revenue	146,218	—	105,874	40,183	161	—
Gain on sale of farms	12,987	12,987	—	—	—
Changes in fair value of biological assets and agricultural products	(417)	—	(3,106)	2,689	—	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest	(2,663)	—	(2,429)	(234)	—	—
Cost of sales	(136,447)	—	(97,970)	(37,150)	(1,327)	—

Gross profit (loss)	19,678	12,987	2,369	5,488	(1,166)	—
Operating income (expenses)
Selling expenses	(4,015)	(392)	(3,623)	—	—	—
General and administrative	(28,892)	—	—	—	—	(28,892)
Other operating revenue	10	—	—	—	—	10

Operating income (loss)	(13,219)	12,595	(1,254)	5,488	(1,166)	(28,882)
Net financial income
Financial income	38,073	428	—	—	—	37,645
Financial expenses	(44,299)	(97)	(16,639)	—	—	(27,563)

Profit (loss) before income and social contribution taxes	(19,445)	12,926	(17,893)	5,488	(1,166)	(18,800)
Income and social contribution taxes	12,845	(4,395)	6,084	(1,866)	397	12,625

	(6,600)	8,531	(11,809)	3,622	(769)	(6,175)

Profit (loss) for the year	(6,600)	8,531	(11,809)	3,622	(769)	(9,766)

Total assets	735,762	402,037	78,604	37,376	—	217,745
Total liabilities	176,794	40,858	—	—	—	135,936

The table below shows a summary of our statement of operations for the periods indicated:

	Year ended June 30,
	2014	2014	2013	2012
	(US$ thousand)	(R$ thousand)
Net revenue	59,620	131,314	185,647	146,218
Gain on sale of farms	9,918	21,845	54,815	12,987
Changes in fair value of biological assets and agricultural products	496	1,092	2,289	(417)
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(928)	(2,043)	1,659	(2,663)
Cost of sales	(62,899)	(138,535)	(170,643)	(136,447)
Gross profit	6,207	13,673	73,767	19,678
Selling expenses	(4,649)	(10,239)	(14,028)	(4,015)
General and administrative expenses	(13,793)	(30,378)	(29,233)	(28,892)
Other operating income (expenses), net	129	285	(3,539)	10
Equity pick up	(320)	(704)	—	—

Operating income (loss)	(12,426)	(27,363)	26,967	(13,219)
Financial income	18,184	40,051	38,000	38,073
Financial expenses	(18,893)	(41,611)	(38,591)	(44,299)

Profit (loss) before income and social contribution taxes	(13,135)	(28,923)	26,376	(19,445)
Income and social contribution taxes	7,065	15,561	2,351	12,845

Profit (loss) for the year	(6,070)	(13,362)	28,727	(6,600)

Profit (loss) attributable to:
Equity holders of the parent	(6,070)	(13,362)	28,727	(5,572)
Non-controlling interests	—	—	—	(1,028)
Outstanding shares at the year end	58,422,400	58,422,400	58,422,400	58,422,400
Basic earnings (loss) per share	(0.10)	(0.23)	0.49	(0.10)
Diluted earnings (loss) per share	(0.10)	(0.23)	0.49	(0.10)

Year Ended June 30, 2014 Compared to Year Ended June 30, 2013

Net revenue

Net revenue decreased R$54.3 million from R$185.6 million for the year ended June 30, 2013 to R$131.3 million for the year ended June 30, 2014. This decrease was mainly due to:

i.	Revenue from grain sales: revenue from grain sales decreased R$31.6 million from R$123.2 million for the year ended June 30, 2013 (reflecting sales of 165,000 tons at an average price of R$746.89 per ton) to R$91.6 million for the year ended June 30, 2014 (reflecting sales of 122,415 tons at an average price of R$748.64 per ton). The decrease in revenue from grain sales is mainly due to the decrease in the amount produced from 165,000 tons during the year ended June 30, 2013 to 122,415 tons for the year ended June 30, 2014, as a result of reduction in soybean and corn yields, due to the severe drought that hit the farms in Bahia, which had a direct impact on the upturn in grain revenue; and

ii.	Revenue from sugarcane sales: revenue from sugarcane sales decreased R$22.8 million from R$61.0 million (reflecting sales of 1,048,000 tons at an average price of R$58.23 per ton) for the year ended June 30, 2013 to R$38.2 million (reflecting sales of 570,820 tons at an average price of R$66.98 per ton) for the year ended June 30, 2014. This decrease was mainly due to the difference in the harvest period, which in the previous year was concentrated between June and October 2012 and in the current year was between April and September 2013.

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2014	2013	2014	2013	2014	2013
Grain	59,271	60,063	122,415	165,000	91,645	123,237
Sugarcane	8,892	9,198	570,820	1,048,000	38,235	61,022

Gain on the sale of farms

Gain on the sale of farms decreased R$32.9 million from R$54.8 million for the year ended June 30, 2013 to R$21.8 million for the year ended June 30, 2014. The decrease was due to the sale of 19,648 hectares of land in the year ended June 30, 2013, corresponding to: (i) total area of 14,359 hectares of the Horizontina farm; and (ii) areas of the Araucária (394 hectares) and Cremaq (4,895 hectares) farms, for which we recognized a gain of R$54.8 million representing the difference between the proceeds from the sale of R$122.7 million and the carrying amount of the farms, while, during the year ended June 30, 2014, we sold 1,164 hectares of the Araucária farm, for which we recognized a gain of R$21.8 million, representing the difference between the carrying amount of the farm and the proceeds from the sale of R$33.7 million.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products decreased from a profit of R$2.3 million for the year ended June 30, 2013 to a profit of R$1.1 million for the year ended June 30, 2014, resulting mainly from a decrease in sugarcane areas and adjustments in price assumptions of the cutting, carrying and transportation costs of sugarcane. Change in the variation of the fair value of biological assets are determined by the difference between their fair value and their carrying amount. Carrying amount includes investments and costs effectively incurred until the moment of appraisal.

(Impairment) reversal of impairment of net realizable value of agricultural products after harvest

Reversal of impairment to net realizable value of agricultural products after harvest decreased from a gain of R$1.7 million for the year ended June 30, 2013 to a loss of R$2.0 million for the year ended June 30, 2014. Such variations result from the difference in the price of grain inventories from the time of harvest to the closing of the respective accounting period.

Cost of sales

Cost of sales decreased by R$32.1 million to R$138.5 million for the year ended June 30, 2014 from R$170.6 million for the year ended June 30, 2013, resulting mainly from:

i.	Cost of grains sold: our average cost per ton of grains sold increased by R$166.09 per ton, from R$638.79 per ton (corresponding to 165,000 tons at a total cost of R$105.4 million) for the year ended June 30, 2013 to R$804.88 per ton (corresponding to 122,415 tons at a total cost of R$98.5 million) for the year ended June 30, 2014.

ii.	Cost of sugarcane sold: our average cost per ton of sugarcane sold was R$58.4 per ton (corresponding to 1,048,000 tons at a total cost of R$61.2 million) for the year ended June 30, 2013 and R$60.9 per ton (corresponding to 570,820 tons at a total cost of R$34.8 million) for the year ended June 30, 2014.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2014 was R$13.7 million, representing a decrease of R$60.1 million as compared to R$73.8 million for the year ended June 30, 2013. The change in gross profit is attributable mainly to:

i.	the decrease in the gain on the sale of farms from R$54.8 million, for the year ended in June 30, 2013 (sale of the Horizontina farm and areas of the Araucária and Cremaq farms) to R$21.8 million for the year ended June 30, 2014 (sale areas of the Araucária farms);

ii.	the 37% decrease in the supply of sugarcane to ETH, which generated revenue of R$38.2 million (570,820 tons); and

iii.	the 26% decrease in revenue from grain sales, which generated revenue of R$91.6 million in June 30, 2013 (122,415 tons).

Selling expenses

Selling expenses decreased R$3.8 million from R$14.0 million for the year ended June 30, 2013 to R$10.2 million for the year ended June 30, 2014, primarily as a result of (i) the decrease in commissions on farm sales from R$4.3 million for the year ended June 30, 2013 to R$1.0 million for the year ended June 30, 2014; and (ii) the decrease in the expenses with storage from R$6.1 million for the year ended June 30, 2013 to R$2.8 million for the year ended June 30, 2014, as a result of the reduction of grains storage during the period.

General and administrative expenses

General and administrative expenses increased by R$1.2 million from R$29.2 million for the year ended June 30, 2013 to R$30.4 million for the year ended June 30, 2014.

	Year ended June 30,
	2014		2013
	(R$ thousand)	% of General and administrative expenses	(R$ thousand)	% of General and administrative expenses
Depreciation and amortization	(1,118)	3.7%	(1,295)	4.4%
Personnel expenses	(19,589)	64.5%	(17,971)	61.5%
Expenses with services rendered	(4,841)	15.9%	(5,436)	18.6%
Leases and rents	(698)	2.3%	(648)	2.2%
Other expenses	(4,132)	13.6%	(3,883)	13.3%

Total	(30,378)	100%	(29,233)	100%

The 3.9% increase in general and administrative expenses was primarily a result of the increase in personnel expenses due to the higher payroll following the 7.5% annual pay rise.

Other income (expenses), net

For the year ended June 30, 2014, we recorded other income, net of other expenses, of R$286 thousand of which R$2.4 million are reversal in provisions for probable losses in legal proceedings, which were partially offset by R$1.2 million of provisions for contingencies for probable losses in legal proceedings and R$900 thousand of losses on sale of property, plant and equipment. We recorded a loss of R$3.5 million for the year ended June 30, 2013, as a result of provisions for contingencies for probable losses in legal proceedings.

Equity pick up

For the year ended June 30, 2014, we recorded a loss of R$705 thousand as Equity pickup in connection with R$17 thousand of the result of Green Ethanol participation and R$687 thousand of Cresca’s result. The investment in Cresca was booked on the purchase date in December 2013. The Company began booking equity pick up from Cresca’s result beginning January 2014.

Financial income

Financial income increased R$2.0 million from R$38.0 million for the year ended June 30, 2013 to R$40.0 million for the year ended June 30, 2014, primarily due to (i) interest on receivables in the amount of R$19.1 million for the year ended June 30, 2014, compared to R$10.3 million in the previous year, related mainly to the adjustment in the present value on sale of farms; (ii) foreign exchange variations of R$6.0 million for the year ended June 30, 2014, compared to R$5.1 million in the previous year, as a result of margin deposits as collateral for derivative transactions, and (iii) increase by R$3.9 million of interest income on financial investments from R$5.6 million in fiscal 2013 to R$9.5 million in the current fiscal year which was consistent with the increase in the amount invested in the FIM Guardian investment fund. This movement was partially offset by the decrease of R$13.2 million in unrealized profit with derivatives transactions of R$2.8 million for the year ended June 30, 2014 compared to R$16.0 million in the previous year.

Financial expenses

Financial expenses increased R$3.0 million from R$38.6 million for the year ended June 30, 2013 to R$41.6 million for the year ended June 30, in 2014, mainly as a result of (i) an increase in monetary variation from R$1.5 million in 2013 to R$2.3 million for the year ended June 30, 2014; (ii) an increase of R$11.2 million in the present value of receivables from sale of farm from R$2.3 million for the year ended June 30, 2013 to R$13.6 million for the year ended June 30, 2014; (iii) foreign exchange variations of R$5.7 million for the year ended June 30, 2014, compared to R$3.1 million in the previous year, as a result of margin deposits as collateral for derivative transactions, and (iv) interest on liabilities from R$9.6 million in 2013 to R$10.7 million for the year ended June 30, 2014 in connection with long term loans and financing to develop the farms. This movement was partially offset by the decrease of the net impact on realized and unrealized losses from derivatives by R$12.6 million as a result of lower volume of commodities and foreign exchange fluctuations in 2014 compared to the previous year.

Income tax and social contribution

We recognized a credit for income and social contribution taxes of R$15.6 million for the year ended June 30, 2014, as compared to a credit of R$2.3 million for the same period in 2013. This increase is mainly due to (i) a decrease in the current income taxes and social contribution from R$7.9 million for the year ended June 30, 2013 to R$2.8 million for the year ended June 30, 2014, as a result of the receivables from farm sales during the year and (ii) an increase in the deferred income taxes and social contribution taxes, mainly related to recognition of credit on tax loss carry forwards from R$10.3 million for the year ended June 30, 2013 to R$18.3 million for the year ended June 30, 2014.

Profit (loss) for the year

For the reasons discussed above, we recorded a loss of R$13.4 million for the year ended June 30, 2014, as compared to a profit of R$28.7 million for the same period in 2013.

Year Ended June 30, 2013 Compared to Year Ended June 30, 2012

Net revenue

Net revenue increased R$39.4 million, from R$146.2 million for the year ended June 30, 2012 to R$185.6 million for the year ended June 30, 2013. This increase was mainly due to:

i.	Revenue from grain sales: revenue from grain sales increased R$17.4 million, from R$105.9 million during the year ended June 30, 2012 (reflecting sales of 167,000 tons at an average price of R$633.98 per ton) to R$123.2 million for the year ended June 30, 2013 (reflecting sales of 165,000 tons at an average price of R$746.89 per ton). The increase in revenue from grain sales is mainly due to the increase in the planted area from 53,882 hectare during the year ended June 30, 2012 to 60,063 hectare for the year ended June 30, 2013. The revenue from grain sales in June 30, 2013 recorded less growth than in previous years, as a result of reduction in soybean and corn yields, due to the severe drought that hit the farms in the Northeast, especially in Bahia, had a direct impact on the upturn in grain revenue; and

ii.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$20.8 million, from R$40.2 million (reflecting sales of 636,000 tons at an average price of R$63.18 per ton) for the year ended June 30, 2012 to R$61.0 million (reflecting sales of 1,048,000 tons at an average price of R$58.23 per ton) for the year ended June 30, 2013. This increase was due to sugarcane sales to ETH Bioenergia pursuant to our sugarcane supply agreement with ETH Bioenergia.

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2013	2012	2013	2012	2013	2012
Grain	60,063	53,882	165,000	167,000	123,237	105,874
Sugarcane	9,198	9,000	1,048,000	636,000	61,022	40,183

Gain on the sale of farms

Gain on the sale of farms increased R$41.8 million, from R$12.9 million during the year ended June 30, 2012 to R$54.8 million for year ended June 30, 2013. The increase was due to the sale of the Horizontina farm and areas of the Araucária and Cremaq farms, for which we recognized a gain of R$54.8 million representing the difference between the proceeds from the sale of R$122.7 million. During the year ended June 30, 2012, we recognized a gain on the sale of the São Pedro farm of R$12.9 million representing the difference between the proceeds from the sale of R$23.3 million.

Change in fair value of biological assets and agricultural products

Change in value of biological assets and agricultural products increased from a loss of R$417 thousand for the year ended June 30, 2012 to a profit of R$2.3 million for the year ended June 30, 2013, resulting mainly from an increase in the productivity and sugarcane areas. Change in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

(Impairment) reversal of impairment of net realizable value of agricultural product after harvest

Impairment to net realizable value of agricultural products after harvest increased from a loss of R$2.6 million for the year ended June 30, 2012 to a gain of R$1.7 million for the year ended June 30, 2013. Such variations result from the difference in the price of grain inventories from the time of harvest to the closing of the respective accounting period.

Cost of sales

Cost of sales increased by R$34.2 million, to R$170.6 million for the year ended June 30, 2013, from R$136.4 million for the year ended June 30, 2012, resulting mainly from:

i.	Cost of grains sold: our average cost per ton of grains sold increase by R$51.96 per ton, from R$586.83 per ton (corresponding to 167,000 tons at a total cost of R$98.0 million) for the year ended June 30, 2012 to R$638.79 per ton (corresponding to 165,000 tons at a total cost of R$105.4 million) for the year ended June 30, 2013.

ii.	Cost of sugarcane sold: our average cost per ton of sugarcane sold was R$58.4 per ton (corresponding to 636,000 tons at a total cost of R$37.2 million) for the year ended June 30, 2012 and R$58.4 per ton (corresponding to 1,048,000 tons at a total cost of R$61.2 million) for the year ended June 30, 2013.

Gross profit

For the reasons mentioned above, for the year ended June 30, 2013 our gross profit was R$73.8 million, representing an increase of R$54.1 million as compared to R$19.7 million for the year ended June 30, 2012. The change in gross profit is attributable mainly to:

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

Selling expenses

Selling expenses increased R$10.0 million, from R$4.0 million for the year ended June 30, 2012 to R$14.0 million for the year ended June 30, 2013, primarily as a result of (i) our average expenses per ton of freight increase by R$3.19 per ton, from R$10.6 per ton (corresponding to 167,000 tons at a total cost of R$1.7 million) for the year ended June 30, 2012 to R$13.79 per ton (corresponding to 165,000 tons at a total cost of R$2.3 million) for the year ended June 30, 2013; (ii) commissions on farm sales, in the total amount of R$4.3 million; (iii) cotton processing costs of R$2.2 million, which did not occur in 2012; and (iv) silo plant expenses of R$3.3 million, which did not occur in 2012.

General and administrative expenses

General and administrative expenses increased by R$341 thousand, from R$28.9 million for the year ended June 30, 2012 to R$29.2 million for year ended June 30, 2013.

	Year ended June 30,
	2013		2012
	(R$ thousand)	% of General and administrative expenses	(R$ thousand)	% of General and administrative expenses
Depreciation and amortization	(1,295)	4.4%	(1,127)	3.9%
Personnel expenses	(17,971)	61.5%	(15,832)	54.8%
Expenses with services rendered	(5,436)	18.6%	(5,328)	18.4%
Leases and rents	(648)	2.2%	(632)	2.2%
Other expenses	(3,883)	13.3%	(5,973)	20.7%

Total	(29,233)	100%	(28,892)	100%

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

Other income (expenses), net

For the year ended June 30, 2012, we recorded other gains of R$10 thousand in connection with equipment sales, as compared to a loss of R$3.5 million for the year ended June 30, 2013, as a result of changes to the provisions for contingencies for probable losses in legal proceedings.

Financial income

Financial income decreased R$73 thousand, from R$38.1 million for the year ended June 30, 2012 to R$38.0 million for the same period in 2013, primarily due to (i) remeasurements in the amount of R$11.0 million for the year ended June 30, 2013, compared to R$1.8 million in the previous year, related mainly to the adjustment in the present value on sale of farms; (ii) foreign exchange variations of R$5.1 million for the year ended June 30, 2013, compared to R$2.9 million in the previous year, as a result of margin deposits as collateral for derivative transactions; (iii) unrealized profit from derivatives transactions of R$16.0 million for the year ended June 30, 2013, compared to R$8.2 million in the previous year. This movement was partially offset by the decrease of R$19.2 million due to (i) decrease by R$7.1 million of interest Income on financial investments from R$12.7 million in 2012 to R$5.6 million in the current year which was consistent with the decrease on the amount invested in the FIM Guardian investment fund (ii) decrease by R$1.9 million regarding to monetary variations (iii) decrease by R$6.5 million related to the gain on measurement of receivables from sale of farms performed over the year.

Financial expenses

Financial expenses decreased R$5.7 million, from R$44.3 million for the year ended June 30, 2012 to R$38.6 million for the same period in 2013, mainly as a result of (i) the net impact on realized and unrealized losses from derivatives have decreased by R$10.2 million as a result of lower volume of commodities and foreign exchange fluctuations in 2013 compared to the previous year; (ii) a decrease in monetary variation, from R$2.2 million in 2012 to R$1.5 million for the year ended June 30, 2013, and (iii) an increase of R$3.4 million in the present value on receivables from sale of farm.

Income tax and social contribution

As a result of the above mentioned factors, we recognized a gain associated with income tax and social contribution of R$2.3 million for the year ended June 30, 2013, as compared to a gain of R$12.8 million for the same period in 2012. This decrease is mainly due to (i) an increase in the current income tax and social contribution from R$1.8 million for the year ended June 30, 2012 to R$7.9 million for the year ended June 30, 2013, as a result of the receivables from farms sales during the year and (ii) a decrease in the deferred income tax and social contribution from a gain of R$14.7 million for the year ended June 30, 2012, to R$10.3 million for the year ended June 30, 2013, as a result of higher recognition of the deferred income tax and social contribution on gain of the fair value of biological assets.

Profit (loss) for the year

For the reasons discussed above, we recorded net income of R$28.7 million for the year ended June 30, 2013, as compared to a net loss of R$6.6 million for the same period in 2012.

B. Liquidity and Capital Resources

As of June 30, 2014, we hold R$86.7 million in cash and cash equivalents. Of this amount, approximately R$14.3 was held offshore and as a result there may be tax duties if such amounts are repatriated to Brazil. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American government bonds.

We believe that our current liquidity and capital resources, together with our ability to obtain loans and credit facilities and, when appropriate, to raise equity in the capital markets, are sufficient to meet our cash flow needs.

Sources and Uses of Funds

We finance our investments both by using our own resources as well as through loans and credit facilities with development banks and governmental development agencies, under which interest rates are lower than market rates, due to the fact that such credit facilities have long-term characteristics specific to the development agencies. Our principal sources of financing are discussed below under the heading “Indebtedness and cash and cash equivalents” and our main uses of funds include:

Acquisition of land: Since the beginning of our operations to June 30, 2014, we invested R$485.4 million in the acquisition, development and transformation of agricultural properties, of which R$44.8 million are currently committed to pay the remaining purchase price of such properties.

Development of land: Since the beginning of our operations and up to June 30, 2014, we invested a total of R$115.7 million in the development of land for grain cultivation, of which R$51.9 million was financed through loans with Banco do Nordeste do Brasil, or BNB, R$15.0 million was financed through loans with Itaú Bank and R$48.8 million was funded through our own resources.

Cultivation of sugarcane: Since the beginning of our operations to June 30, 2014, we invested a total of R$54.4 million in the development of land for sugarcane cultivation, of which R$16.9 million was financed through loans with BNDES (Brazilian Development Bank) and R$37.5 million was funded through our own resources.

Improvements: Since the beginning of our operations to June 30, 2014, we invested a total of R$28.6 million in connection with improvements, of which R$5.9 million was financed through loans with Banco do Nordeste do Brasil, and R$22.7 million was funded through our own resources.

Machinery and vehicles: Since the beginning of our operations to June 30, 2014, we invested a total of R$21.4 million in connection with purchases of machinery and vehicles, of which R$13.5 million was financed through loans with BNDES, and R$7.9 million was funded through our own resources.

The investments made in 2014 totaled R$15.0 million, all of which were used for the development of land for cultivation of grains.

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

The following table summarizes our cash flows for the periods indicated:

	Year ended June 30,
	2014	2014	2013	2012
	(US$ thousand)	(R$ thousand)
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	10,388	22,880	(46,472)	(10,691)
Net cash flows from (used in) investment activities	(4,472)	(9,850)	54,085	(24,375)
Net cash flows from (used in) financing activities	(898)	(1,979)	617	(33,085)

Net change in cash and cash equivalents	5,017	11,051	8,230	(68,151)

Years ended June 30, 2014 and 2013

Operating activities: Net cash generated from operating activities was R$22.8 million for the year ended June 30, 2014 compared to net cash used in operating activities of R$46.5 million for the year ended June 30, 2013. The change was primarily due to the collection of the receivables from 2013/2014 crop and the increase of advance from customers of R$12.9 million for the year ended June 30, 2014.

Investment activities: Net cash in investment activities changed from R$54.1 million generated for the year ended June 30, 2013 to R$10.4 million used in the same period in 2014. This change was mainly due to the decrease in the cash received from sales of farm from R$86.5 million in 2013 to R$35.2 million for the year ended June 30, 2014 and the investment to acquire Cresca S.A. in the amount of R$23.0 million.

Financing activities: Net cash in financing activities changed from R$617 thousand generated for the year ended June 30, 2013 to R$1.9 million used in the same period in 2014. Such change was primarily due to a R$9.8 million net proceeds from loans and financing disbursed during the year, partially offset by R$5.8 million of dividends paid and R$1.9 million of treasury shares purchased under the share buyback program.

Years ended June 30, 2013 and 2012

Operating activities: Net cash used in operating activities was R$46.5 million for the year ended June 30, 2013 compared to R$10.7 million during the same period in 2012. The change was primarily due to gain on sale of farm in the amount of R$54.8 million in 2013 compared to R$12.9 million in 2012 and unrealized gain on derivatives in the amount of R$11.7 million in 2013 compared to a loss in the amount of R$12.8 million in 2012 and also an increase in trade account receivables.

Investment activities: Net cash in investment activities changed from R$24.4 million used for the year ended June 30, 2012 to R$54.1 million generated for the same period in 2013. This change was mainly due to the increases in the cash received from sales of farm in the amount of R$86.5 million.

Financing activities: Net cash in financing activities changed from R$33.1 million used for the year ended June 30, 2012, to R$617 thousand generated for the same period in 2013. Such change was primarily due to an R$18.6 million in payments of farms financing and the acquisition of shares of Jaborandi Propriedades Agrícolas S.A. and Jaborandi Agrícola Ltda by R$12.9 million in 2012, which did not occur in 2013.

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans and financing) was R$120.2 million as of June 30, 2014, as compared to R$101.8 million as of June 30, 2013. Our short-term indebtedness as of June 30, 2014 amounted to R$62.3 million, as compared to R$44.9 million as of June 30, 2013. Of the total indebtedness outstanding as of June 30, 2014, 48.2% consisted of medium and long-term debt, as compared to 55.9% as of June 30, 2013.

The table below sets forth the balance of our financial indebtedness as of the dates indicated:

		As of June 30,
		2014	2013
		(R$ thousand)
Current	Annual interest rate and charges (%)
Financing for agricultural costs – BNB(3)	7.23 and 10.69	44,712	31,403
Financing Cremaq and Jaborandi Project – BNB(3)	7.23	12,742	7,845
Financing of Machines and Equipment	5.50 to 8.70	1,814	2,164
Financing of sugarcane – Itaú	TJLP(1)+3.00 to 3.10	2,985	3,517

		62,253	44,929
Non-current
Financing of sugarcane – Itaú	TJLP+3.00 to 3.10(1)	1,610	4,287
Financing of Machinery and Equipment – FINAME	5.5 to 8.70	1,056	2,769
Financing Cremaq and Jaboarandi Project – BNB (2)	7.23 and SELIC/TJLP + 4.45	55,243	49,868

		57,909	56,924

		120,162	101,853

(1)	Long-term Interest Rate (TJLP).
(2)	Banco do Nordeste (BNB) (Gross Rate).

Current indebtedness

At June 30, 2014, our short-term indebtedness was R$62.3 million, as compared to R$44.9 million at June 30, 2013.

Non-current indebtedness

At June 30, 2014, our long-term indebtedness was R$57.9 million, as compared to R$56.9 million at June 30, 2013.

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

At June 30, 2014 and 2013, the amounts outstanding on our loans and credit agreements were R$120.2 million and R$101.8 million, respectively.

Financing Agreements

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2014.

Type of credit transaction	Creditor/ Transfer agent	Amount disbursed	Outstanding balance	Interest rate	Maturity	Current	Noncurrent
Sugarcane Financing	Banco Itaú BBA S.A.	8,382	4,595	TJLP + a surcharge of 3.00% and 3,10%/ year	07/15/2015	2,985	1,610
Agricultural Costs Financing	Banco do Nordeste Brasil S.A. –BNB	42,223	44,712	7.23% and 10.69%/year	10/12/2013	44,712	__
FINAME Financing	Banco Itaú Unibanco S.A./ Banco Votorantim S.A./ HSBC Bank Brasil S.A.	7,912	2,870	5.50% and 8.70%/year	11/15/2016	1,814	1,056
Cremaq e Jaborandi Financing	Banco do Nordeste do Brasil S.A. – BNB	19,709	27,143	7.23%/year (2)	10/28/2021	7,661	19,482
Cremaq e Jaborandi (Jaborandi Ltda.) (1) Financing	Banco do Nordeste do Brasil S.A. – BNB / Banco Itaú Unibanco S.A.(Jaborandi Ltda)	35,526	40,842	7.23% and SELIC/TJLP + 4.45%/year (2)	07/14/2019	5,081	35,761

(1)	Borrower: Jaborandi Agricola Ltda.
(2)	Includes a payment discount of 15%, resulting in final rate of 7.23% per year.

Farming equipment

From June 2007 to November 2011 we entered into financing agreements with BNDES (Brazilian Development Bank) to access FINAME PSI credit line through three different intermediary banks to finance our Cremaq and Araucária farming equipment. These loans bear interest rates that range from 10 to 4.50% per year and the maturity dates range from December 2011 to November 2016. The total amount disbursed was R$ 13.5 million. The equipment is pledged as guarantee to FINAME PSI.

Land Development

On October 28, 2009, we entered into a financing agreement with BNB (Northeastern Development Bank) of R$25.5 million bearing an interest rate of 8.5% per year (or 7.23% if the debt is paid as agreed). This loan agreement financed the purchase of inputs needed to prepare Cremaq farm land for agricultural production and to build a storage unit (silo) as well. This financing is guaranteed by (i) the mortgage of our Cremaq farm and (ii) a R$1.3 million escrow account, of which the beneficiary is Banco do Nordeste do Brasil (BNB).

On July 14, 2009, Jaborandi Agrícola Ltda entered into a financing agreement with BNB in the amount of R$26.3 million, bearing an interest rate of 8.5% per year (or 7.23% if the debt is paid as agreed). This loan financed the purchase of inputs needed to prepare the Jatobá farm for agricultural production. This financing is guaranteed by (i) the mortgage of our Jatobá farm and (ii) a R$14 million escrow account, of which the beneficiary is Banco do Nordeste do Brasil (BNB).

On October, 10, 2013, Jaborandi Agrícola Ltda entered into a financing agreement with BNDES to access FINEM credit line (financing for long-term investment projects that are supported by their own cash flow) and Banco Itaú as intermediary bank. The total amount is R$29.6 million and it bears an interest rate ranging from TJLP plus 3.45% per year to Selic (Short-Term interest rate) plus 3.45% per year. R$15 million has already been disbursed and the remaining will be disbursed in due time. This loan finances Jatobá farm land development and implementation of its first soy crop. This loan is guaranteed by the mortgage of our Preferencia farm. The maturity date is October 2020.

Sugarcane

From November 2009 to December 2012, we entered into various agreements with BNDES to access the BNDES AUTOMÁTICO credit line through Banco Itaú to finance Araucária farm sugarcane planting. The total amount disbursed was R$15.4 million and the interest rates range from 1.95% to 3.1% per year plus TJLP (BNDES long-term interest rate). Under such line, we obtained periodic loans as follows: (i) on July 30, 2008, we obtained R$5.8 million, (ii) on September 29, 2009, we obtained R$1.7 million, (iii) on November 17, 2009, we obtained R$3.1 million, (iv) on January 15, 2010, we obtained R$0.8 million, (v) on August 10, 2010, we obtained R$1.3 million and on (vi) October 15, 2010, we obtained R$2.6 million. The maturity dates range from July 2013 to July 2015. The total outstanding loans with BNDES AUTOMÁTICO as of June 30, 2014 was R$4.6 million.

Capital Expenditures

We are focused on the acquisition, development and exploitation of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our principal capital expenditures include the following:

Land Acquisition and Development: Our principal capital expenditures derive from the acquisition and development of agricultural properties. Since the beginning of our operations through June 30, 2014, we invested R$485.4 million in the acquisition, development and transformation of agricultural properties. As of June 30, 2014, the amount of R$44.8 million is the outstanding payable for the purchase of such properties.

Cultivation of grains: The arable area of our grain farms amounts to 129,909 hectares, of which 8,112 hectares were already developed for the cultivation of grains at the time we acquired the properties, while 51,662 hectares were brought to development and productivity by us. Since the beginning of our operations through June 30, 2014, we invested R$115.7 million, in the transformation of areas for the cultivation of grains.

Cultivation of sugarcane: Since the beginning of our operations through June 30, 2014, we made investments of R$54.4 million in connection with the transformation of 1,078 hectares of pasture and 7,653 hectares of grains at our Araucária and Alto Taquari farms into areas for sugarcane cultivation.

Development of land for pasture and livestock raising: We have recently initiated the development of our Preferência farm’s 14,237 hectares of useful area into pasture for livestock. This is done through: (i) transformation of areas covered by native vegetation or unproductive pasture into productive pasture capable of intensive livestock raising; and (ii) the construction of the necessary infrastructure for livestock raising, such as confinements, fences and drinking troughs. Since the beginning of our operations through June 30, 2014, we invested R$20.5 million in the development of land for pasture and livestock raising.

Improvements to land: Since the beginning of our operations through June 30, 2014, we invested R$28.6 million in the construction of farmhouses, lodgings, warehouses, storage facilities, silos, roads and other improvements on our farms.

Machines and vehicles: Since the beginning of our operations through June 30, 2014, we invested R$21.4 million in the acquisition of tractors, sowing and harvesting machines and other agricultural equipment.

Our total capital expenditures for the year ended June 30, 2014 were R$22.6 million.

Equity

Our total equity excluding non-controlling interest amounted to R$583.9 million as of June 30, 2014 and R$586.9 million as of June 30, 2013.

C. Research and Development, Patents and Licenses, etc.

We do not currently have research and development policies and have not incurred in research and development expenditures in prior years.

D. Trend Information

We will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. We expect our business to continue to be subject to the risks and uncertainties discussed in “Item 3—Key Information—Risk Factors.”

E. Off-Balance Sheet Arrangements

Future delivery and supply of soybean and sugarcane: amounts related to sales contracts for the future delivery and supply of soybean and sugarcane, as described under “Business-Commodity Futures Contracts,” are recognized as revenue on the date of delivery. Costs of goods sold under such contracts are also recorded at the date such products are transferred, upon the documentation of delivery and the loading of the applicable products. The terms of such contracts subject us to fines in the event that we fail to deliver the previously-committed volumes to the purchasers.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2014:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
	(R$ thousand)
Trade payables	8,158	—	—	—	8,158
Derivative financial instruments	204	—	—	—	204
Loans and financing(1)	62,253	13,859	29,539	14,511	120,162
Payable for the purchase of farms	44,820	—	—	—	44,820
Transactions with related parties(2)	—	33,237	—	—	33,237

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2014. See “Indebtedness and Cash and Cash Equivalents.”
(2)	See “Item 7.B. Related Party Transactions.”

Payables for Purchase of Farms

The following table summarizes our outstanding balances of payables for purchase of farms as of June 30, 2014.

Obligation	Outstanding balance
(R$ thousand)
Alto Taquari Farm	26,060
Nova Buriti Farm	18,760

Total	44,820

G. Safe harbor

See “Forward-Looking Statements.”

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

Our board of directors is responsible for establishing our overall business plan, guidelines and policies, including our long-term strategy, and for overseeing our performance. Our board of directors is also responsible for the supervision of our executive officers.

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

Our board of directors is currently made up of nine members, all of whom were elected at the general shareholders’ meeting held on October 29, 2013, and whose terms expire at our annual shareholders’ meeting in 2015. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 29, 2013	54
Robert Charles Gibbins	Vice-Chairman and Independent Director	October 29, 2013	44
Alejandro G. Elsztain	Director	October 29, 2013	48
Saul Zang	Director	October 29, 2013	69
Isaac Selim Sutton	Independent Director	October 29, 2013	54
Gabriel Pablo Blasi	Director	October 29, 2013	54
David Alberto Perednik	Director	October 29, 2013	56
João de Almeida Sampaio Filho	Independent Director	October 29, 2013	49
Fábio Schuler Medeiros	Independent Director	October 29, 2013	36

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain: Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo S.A. (APSA), Consultores Assets Management S.A., Arcos del Gourmet S.A., Cresud S.A.C.I.F. y A., BACS Banco de Crédito & Securitización, IRSA Inversiones y Representaciones Sociedad Anónima, Tarshop, E-Commerce Latina S.A. and Banco Hipotecario, among other companies. He is also Director of IDBD Development Corporation Ltd. He is Alejandro Gustavo Elsztain’s brother.

Robert Charles Gibbins: Mr. Gibbins is our Vice-chairman. He is Chief Investment Officer and Founder of Autonomy Capital. Prior to founding Autonomy Capital in 2003, he spent nine years as Head of Emerging Markets Proprietary Trading and as a European Government debt trader at Lehman Brothers. Mr. Gibbins started his career as a Fixed Income and FX derivative trader at JP Morgan. In 1992, he received a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Alejandro G. Elsztain: Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). Currently he is chairman of Fibesa, chairman of Cactus Argentina, second vice-chairman of Cresud, second vice-chairman of IRSA and executive vice-chairman of Alto Palermo S.A. (APSA). He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos. He is also director of Emprendimiento Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Alejandro G. Elsztain is brother of Eduardo S. Elsztain.

Saul Zang: Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is chairman of Puerto Retiro S.A., first vice-chairman of IRSA, and vice-chairman of Alto Palermo S.A. (APSA), Fibesa S.A., and Cresud S.A.C.I.F. y A. among other companies. He is also director of Banco Hipotecario, Nuevas Fronteras S.A., IDBD Development Corporation Ltd., BACS Banco de Crédito y Securitización S.A., Tarshop S.A., and Palermo Invest S.A., among other companies.

Isaac Selim Sutton: Mr. Sutton holds a degree in economics from the Universidade de São Paulo (USP). He was an executive officer at the Safra Group’s holding company from 1994 to 2009, where he participated in several privatizations and investments, as well as joint ventures in several sectors. He is currently a member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas. From 1995 to 2008, he was a member of the Board of Directors, Alternate to the Chairman of the Board and Coordinator of the Audit Committee, at Aracruz Celulose S/A. He has also served on the Boards of Bardella S/A, DPVAT S/A, Telenorte Celular, TIM Participações S/A, Veracel Celulose S/A, BR Properties S/A, Gevisa S/A and Celma S/A, and on the Fiscal Councils of TIM Sul, Têxtil Renaux and TIM Nordeste.

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

David Alberto Perednik: Mr. Perednik obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also Chief Administrative Officer of Cresud, IRSA and Alto Palermo.

João de Almeida Sampaio Filho: Mr. Sampaio Filho, earned a degree in Economics from the Fundação Armando Álvares Penteado (FAAP) in 1987 and owns farms in the states of Paraná, São Paulo and Mato Grosso. He has served as President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture (CNA) and President of the National Rubber Sector Chamber. Nominated by President Fernando Henrique Cardoso as a member of the National Agricultural Policy Council, Mr. Sampaio was President of the Brazilian Farmers’ Association (SRB) between 2002 and 2007 and is currently the São Paulo State Secretary of Agriculture.

Fábio Schuler Medeiros: Mr. Medeiros holds a degree in Veterinary Medicine from the Universidade Federal de Santa Maria, MSc and Ph. D. in Animal Production – Nutrition and Meat Quality from the Universidade Federal do Rio Grande do Sul. Mr. Medeiros also works in the coordination of the Brazilian Angus Association’s Certified Angus Beef Program, which has international accreditation of AUSQUAL, and as a consultant in Animal Production-Beef Cattle in farms.

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

Compensation Committee

The Compensation Committee was established on March 1, 2012, and is composed of the following members of our board of directors, all elected on October 30, 2013 and whose terms expire at our annual shareholders meeting to be held in 2015: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. In accordance with our bylaws, the Compensation Committee performs consultative assistance to the Board of Directors, including with respect to the determination of the compensation and benefits to be received by our directors and executive officers. Its activities include (i) submitting proposals to the Board of Directors with respect to director and executive officer compensation, (ii) advising the Board of Directors with respect to the granting of stock options or subscription warrants to our officers and employees and (iii) advising the Board of Directors with respect to profit sharing plans involving our executive officers and employees.

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

Executive Officers

Pursuant to our bylaws, we must have two to six executive officers who may or may not be shareholders and must all be residents of Brazil. Our executive officers are elected by our board of directors. Currently, we have four executive officers, who hold the following titles: chief executive officer and investor relations officer, chief administrative officer, chief operating officer and agricultural technical officer. Our executive officers are elected for a one-year term with the possibility of reelection, and they are required to remain in office until the installation of their successors. Under Novo Mercado regulation, our executive officers are also required to sign an agreement to comply with the rules of the Novo Mercado prior to taking office.

Our executive officers are our legal representatives and are responsible for our day-to-day management, implementation of the policies and directives set by our board of directors and other duties assigned to them under the law and our bylaws. Our executive officers are authorized to take all actions required for the operation of our business, unless the law or our bylaws specifically delegate such authority to the shareholders’ meeting or our board of directors.

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive officers	Title	Date of election	End of term of office	Age
Julio César de Toledo Piza Neto	Chief executive officer, principal financial officer and investor relations officer	October 30, 2013	October 2014*	44
Gustavo Javier Lopez	Chief administrative officer	October 30, 2013	October 2014*	47
André Guillaumon	Chief operating officer	October 30, 2013	October 2014*	40
Mario Aguirre	Agricultural technical officer	October 30, 2013	October 2014*	49

*	The officers shall remain in office until the Directors’ Meeting to be held after the General Shareholders’ Meeting at which the 2014 financial results will be submitted for approval.

Below is a brief biographical description of our executive officers: Julio César de Toledo Piza Neto: Mr. Julio Toledo Piza graduated in Agronomy Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo at Piracicaba and has an MBA in Administration and Finance from Columbia Business School in New York. In addition to eight years of field experience as an agronomy engineer, he has spent the last six years at McKinsey and Company in São Paulo, where he has held several senior positions.

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

Agreements with our Directors and Executive Officers

We are not party to any agreement or obligations involving the members of our board of directors and our executive officers.

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, chairman of our board of directors, is the brother of director Alejandro G. Elsztain, a member of our board of directors.

B. Compensation

Pursuant to our bylaws, the total amount of the compensation paid to the members of our board of directors, fiscal council and executive officers, in the aggregate, is set annually at the general shareholders’ meeting. Our directors, pursuant to the recommendation of the compensation committee, will allocate the aggregate compensation among our executive officers and directors. Although our executive officers are entitled to fixed compensation and a bonus depending on individual milestones and company performance, the compensation of the board of directors and fiscal council is fixed. The bonus compensation is paid to our executive officers pursuant to annual profit sharing plans available to employees in general, including executive officers. The profit sharing plan of the company is revised on an annual basis in order to update the criteria and milestones that will be applicable during the relevant fiscal year and approved by relevant union representatives. The plan sets forth general and individual criteria that are based on the overall performance of the company.

The aggregate compensation paid for the 2014 fiscal year to our executive officers and members of our board and fiscal council was R$8.8 million, comprised of a fixed amount of R$3.8 million and a bonus of R$1.9 million paid to our executive officers under our annual profit sharing plan and a bonus of R$3.0 million paid to members of our board of directors. The bonus to the board was paid based on a recommendation of our compensation committee. The fixed amount for our board of directors and fiscal council was R$718 thousand and for our officers was R$3.1 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plans

Our stock option plan was approved on October 29, 2008 for the benefit of the members of our board of directors, executive officers and selected employees and our directly and indirectly controlled entities, and is limited to 2.0% of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first issuance of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and may be exercised within three years thereafter. Our board of directors approved our second issuance of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third issuance of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. As of June 30, 2014, no stock options have been exercised under either the first, second or third issuances.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office, see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management.”

Neither we nor any of our subsidiaries have entered into a service contract with any of our directors that provide for benefits upon termination of employment.

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

In addition, minority shareholders representing a minimum of 10% of our voting shares are entitled to elect one fiscal council member and his or her alternate by a separate vote. Our fiscal council may not include members of our board of directors, our executive officers, or our employees or of any subsidiary or a company under common control with us, or spouses or close family members of our directors and officers. Brazilian corporate law requires fiscal council members to receive as remuneration of at least 10% of the average annual amount paid to our officers, which excludes benefits and other allowances, or profit sharing, if any.

Our fiscal council is currently composed of three members and alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of office term

Fabiano Nunes Ferrari	Fiscal Council member	October 27, 2014	October 2015

Daniela Gadben	Fiscal Council alternate member	October 27, 2014	October 2015

Gabriel Herscovici Junqueira	Fiscal Council member	October 27, 2014	October 2015

Ivan Luvisotto Alexandre	Fiscal Council alternate member	October 27, 2014	October 2015

Débora de Souza Morsch	Fiscal Council member	October 27, 2014	October 2015

Marcelo Cruvinel Petto	Fiscal Council alternate member	October 27, 2014	October 2015

Below is a brief biography of each member and alternate member of our fiscal council:

Fabiano Nunes Ferrari holds a law degree from the Pontifícia Universidade Católica de São Paulo (PUC-SP), a specialist degree in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP) and is a partner at Suchodolski Advogados Associados law firm in São Paulo, specialized in the fields of corporate law, international law, foreign investments, mergers and acquisitions and contracts. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association.

Daniela Gadben holds a law degree from the Universidade de São Paulo (USP) and a LLM degree from the London School of Economics and Political Science (LSE). Ms. Gadben is an attorney at Suchodolski Advogados Associados law firm in São Paulo, acting in the fields of corporate law and international law.

Gabriel Herscovici Junqueira holds a law degree and a Master of Civil Procedural Law degree from the Universidade de São Paulo (USP). Mr. Junqueira is an associate attorney at Suchodolski Advogados Associados law firm in São Paulo, specialized in the fields of international law, corporate law, civil law and litigation with emphasis on alternative dispute resolution techniques. Also serves as arbitrator at ArbitraNet.

Ivan Luvisotto Alexandre holds a Law degree from the Universidade de São Paulo (USP), a specialist degree in Accountability applied to Law from the Fundação Getúlio Vargas in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Fundação Getúlio Vargas in São Paulo (FGV-SP). As a partner at Suchodolski Advogados Associados law firm in São Paulo, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, he has assisted Brazilian and foreign companies in structuring their investments in Brazil and abroad. He is also the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

Débora de Souza Morsch graduated in Civil Engineering and Administration from Universidade Federal do Rio Grande do Sul (UFRGS). Ms. Morsch has a specialist degree in Capital Markets from Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Apimec-UFRGS) and in Construction Management from UFRGS. Ms. Morsch is a partner and diretor at Zenith Asset Management and at SOLIDUS S/A CCVM and has been a member of the board of Electro Aço Altona S/A and a member of the fiscal council of Encorpar S/A.

Marcelo Cruvinel Petto graduated in Agronomy Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo at Piracicaba and has a specialist degree in Administration from Fundação Getúlio Vargas in São Paulo (FGV-SP). In 1996, he began his career at Bolsa de Mercadorias& Futuro (BM&F), where he worked as a trainee. Mr. Petto also worked at Credit Suisse Hedging Griffo S.A., Agrifirma Brasil Agropecuária Ltda. and Banco Original S.A. (previous Banco JBS S.A.), where he held several senior positions.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

D. Employees

The tables below show the evolution in our total number of our employees from 2012 to 2014:

	Number of in-house employees at June 30,
Location	2012	2013	2014
Head Offices/São Paulo	42	51	47
Cremaq Farm	32	38	34
Araucária Farm	10	12	12
Alto Taquari Farm	5	4	4
Chaparral Farm	14	66	81
Nova Buriti Farm	3	3	3
Jatobá Farm	9	19	43
Preferência Farm	6	14	11
Horizontina Farm	10	12	—
Partnership I	6	10	5
Avarandado	—	—	8

Total	137	229	248

	Number of third-party service provider employees on June 30,
Location	2012	2013	2014
Goiás	10	12	12
Mato Grosso	5	4	4
Bahia	35	109	140
Piauí	32	38	42
Maranhão	10	12	0
Minas Gerais	3	3	3

Total	95	178	201

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

Relationship with unions

We believe that we have good relationships with our employees and the unions that represent them. We maintain relations with the several regional and local chapters of unions in the regions in which we operate, including the Union of the Workers for Real Estate Companies, São Paulo (Sindicato dos Empregados em Empresas de Compra Venda, Locação, Administração de Imóveis Residenciais e Comerciais de São Paulo, or SEECOVI), the Rural Workers’ Union (Sindicato dos Trabalhadores Rurais) in various states including Bahia, Piauí, Minas Gerais, Mato Grosso and Maranhão and the Federation of Agricultural Workers (Federação dos Trabalhadores na Agricultura) in Piauí and Bahia. As of the date of this Annual Report, 100% of our employees were represented by unions. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2014.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	SEECOVI(1)	Profit Sharing Program(4) Banco de horas(3)	06/30/2015 06/30/2015
Cremaq	Sind. Trab. Rurais de Baixa Grande do Ribeiro	Profit Sharing Program Banco de horas	06/30/2015 04/12/2014
Chaparral	FETAG-BA(2)	Profit Sharing Program Banco de horas	08/22/2014 08/22/2014
Jatobá	FETAG-BA	Profit Sharing Program Banco de horas	08/22/2014 08/22/2014
Partnership I	FETAG-BA	Profit Sharing Program Banco de horas	08/22/2014 08/22/2014
Preferência	FETAG-BA	Profit Sharing Program Banco de horas	08/22/2014 08/22/2014
Partnership II	Sind. Trab. Rurais de Baixa Grande do Ribeiro	Profit Sharing Program Banco de horas	06/30/2015 04/12/2014

(1)	Union of the Workers for Real Estate Companies, São Paulo (Sindicato dos Empregados em Empresas de Compra Venda Locação Administração de Imóveis Residenciais e Comerciais de São Paulo, or SEECOVI).
(2)	State of Bahia Federation of Agricultural Workers (Federação dos Trabalhadores Agricultura do Estado da Bahia, or FETAG-BA).
(3)	Refers to overtime compensation in accordance with Brazilian law.
(4)	Programa de Participação nos Resultados.

E. Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors and executive officers as of September 30, 2014.

Name	Number of Common Shares	Stock Options awarded and not exercised
Julio Cesar de Toledo Piza Neto	500	292,113(1)
Gustavo Javier Lopez	0	177,213(2)
André Guillaumon	0	177,213(2)
Mario Enrique Aguirre	0	177,213(2)
Eduardo S. Elsztain(3)	23,429,249	0
Robert Charles Gibbins	2,431,500	0
Alejandro G. Elsztain	100	0
Saul Zang	100	0
Isaac Selim Sutton	100	0
Gabriel Pablo Blasi	100	0
João de Almeida Sampaio Filho	100	0

(1)	97,371 of the options have an exercise price of R$8.97 per share and expire on August 11, 2015. 97,371 of the options have an exercise price of R$8.25 per share and expire on July 3, 2017. 97,371 of the options have an exercise price of R$8.52 per share and expire on September 4, 2017.
(2)	68,159 of the options have an exercise price of R$8.97 per share and expire on August 11, 2015. 54,527 of the options have an exercise price of R$8.25 per share and expire on July 3, 2017. 54,527 of the options have an exercise price of R$8.52 per share and expire on September 4, 2017.
(3)	Includes shares held of record by Cresud and Agro Investment. See “Item 7—Major Shareholders and Related Party Transactions.”

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation-Stock Option Plans.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2014.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(5)	Percentage (%) (including warrants)(5)
Cresud(1)	23,150,050	39.63	33,248,681	45.53
Agro Investment and Agro Managers(2)	160,750	0.28	853,974	1.14
J. P. Morgan Whitefriars(3)	4,408,000	7.55	4,408,000	6.04
Elie Horn(4)	3,274,600	5.61	6,296,000	9.48
Elie Horn	634,300	1.09	634,300	0.87
Cape Town LLC	2,640,300	4.52	6,291,700	8.62
Directors and Officers (other than Mr. Eduardo Elsztain)	2,432,000	4.16	2,432,000	3.33
Treasury	195,800	0.34	195,800	0.27
Others	24,801,200	42.45	24,801,200	33.96
Total	58,422,400	100.0	73,028,000	100.0

(1)	As of September 30, 2014, Mr. Eduardo S. Elsztain is the beneficial owner of 37.94% of IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 39,15% of the capital stock of Cresud on a fully diluted basis. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to these shares.
(2)	Includes 19,300 shares held by Agro Investment, a company controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain) and 141,450 shares held by Agro Managers, a company jointly owned by Cresud (46.84%), and a number of Cresud’s employees-as a result of which Mr. Eduardo Elsztain may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Investment, and Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Manager.
(3)	Such shares were acquired and are held as a hedge for a total return swap transaction involving the same number of our common shares entered into between J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Whitefriars Inc., and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a member of our board of directors. The swap transaction matures on January 20, 2015. Under the swap transaction, J.P. Morgan Whitefriars controls the sole power to vote and to dispose of the shares. J.P. Morgan Whitefriars is controlled by J.P. Morgan Chase & Co., a publicly held company.
(4)	Includes shares held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.
(5)	Gives effect to the potential issuance of 14,606,000 common shares in connection with the 256,000 first issuance warrants that may be exercised within sixty days from September 30, 2014. All warrants are held by our major shareholders. See “Item 10—Additional Information—Description of Outstanding Warrants.”

Our controlling and major sharehodlers do not have different voting rights.

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

As of September 30, 2014, Mr. Eduardo S. Elsztain is the beneficial owner of 37.94% of IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 39.15%of the capital stock of Cresud on a fully diluted basis. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

As a result of Cresud’s ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions may be attractive to both Cresud and us. In addition, five out of nine of our directors have been nominated by Cresud. This situation may give rise to conflicts of interest. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

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

Agro Investment and Agro Managers

Agro Investment and Agro Managers are companies organized under the laws of Argentina, controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain) and certain of Cresud’s employees. Agro Investment and Agro Managers hold 0.28% of our shares and 4.62% of our warrants.

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

Changes in Share Ownership

Sale of our Common Shares by Credit Suisse Hedging-Griffo

On December 2, 2011, Credit Suisse Hedging-Giffro, or Griffo, sold 3,785,765 of our common shares through the BM&FBOVESPA. Prior to the sale, Griffo held 4,656,265, or 7.96 % of our outstanding common shares. After the sale, it now holds 870,500, or 1.49 % of our outstanding common shares.

Purchase of our Common Shares by Tradewinds Global Investors, LLC

On December 7, 2011, Tradewinds Global Investors, LLC, or Tradewinds, bought 9,613,500 of our common shares through the BM&FBOVESPA. Prior to the purchase, Tradewinds held 3,012,200, or 5.15 % of our outstanding common shares. After such purchase, it now holds 9,613,500, or 16.46 % of our outstanding common shares.

Sales of our Common Shares by Tradewinds Global Investors, LLC

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

Purchase of our Common Shares by Banco Fator

On April 15, 2013, Banco Fator bought 1,090,800 of our common shares through the BM&FBOVESPA. Prior to the acquisition, Fator held 1,995,700, or 3.42% of our outstanding common shares. After the acquisition, it now holds 3,086,500, or 5.28 % of our outstanding common shares.

Sale of our Common Shares by Banco Fator

On February 14, 2014, Banco Fator S.A. sold 670,000 of our common shares through the BM&FBOVESPA. Prior to the sale, Banco Fator S.A. held 3,257,800, or 5.58% of our outstanding common shares. After the sale, it now holds 2,587,800, or 4.43% of our outstanding common shares.

ADRs

9,349,564 shares representing ADRs are held in the United States by one holder of record.

B. Related Party Transactions

We adhere to the corporate governance practices recommended and required under applicable law, including under the rules and regulations of the Novo Mercado and the BM&FBOVESPA and Brazilian corporate law.

Decisions made regarding our operations are supervised by our board of directors and fiscal council in accordance with our bylaws and applicable law. Our bylaws provide that provision of services and consulting contracts entered into among us or our affiliates, on the one hand, and shareholders that, individually or in the aggregate, own at least 10% of our capital stock shall be submitted by our board of directors for the approval of our general shareholders’ meeting.

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

Cresca Acquisition

Purchase of interest in joint venture, debts and advisory contract with Cresca S.A.

On December 12, 2013, Brasilagro executed contracts with Cresud for: (i) the acquisition of 50% interest in Cresca S.A, (ii) the assumption of Cresud credits from Cresca, and (iii) the acquisition of an advisory contract through which Cresud committed to render services in the forest agricultural exploration to Cresca in exchange for payments of fees.

Cresca is a company exploring the agricultural activity, which invests in agricultural and cattle raising land in Paraguay. At the purchase date it owned approximately 81,000 hectares and a contract which assured the right to purchase approximately 61,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. The purchase of 61,000 hectares shall occur according to the contractual terms upon the payment of the purchase price by Cresca, when the owner of the land (the other investor in Cresca) shall transfer the ownership of the land. On July 9, 2014, 30,500 hectares were purchased, and the remaining 30,500 hectares shall be purchased until December 9, 2014.

On April 07, 2014, Cresca sold 24,624 of undeveloped hectares. After this transaction, Cresca owns 117,331 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

For more information, see Note 33 to the financial statements included in this Annual Report on Form 20-F.

C. Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2014, we were plaintiffs or defendants in 79 pending legal and administrative proceedings, of which 4 are environmental proceedings, 43 are labor proceedings, 7 are tax proceedings and 25 are civil proceedings.

As of June 30, 2014, we maintain total provisions of R$3.6 million corresponding to probable losses. We believe that our provisions for contingencies are sufficient to cover probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our counsels. Our provisions are currently allocated to our labor proceedings. We do not expect probable losses to result from our civil, tax and criminal proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2014, we have identified the following material contingencies in view of the adverse effects that could eventually affect our activities and/or the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings involving amounts exceeding R$500,000).

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

We are co-defendants in an action for damages brought on March 14, 2013 by Liliana Marchio Silva, widow of Hailton Paz da Silva, who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013 and we are awaiting for a decision so that evidence can be presented by the parties. The total amount involved in the suit, as claimed by the plaintiff, is R$1.11 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Imobiliária Ceibo Ltda is a defendant in a real estate claim brought in November 2012 before the judicial district of Tasso Fragoso, State of Maranhão, by Alarico Pereira de Castro and his wife. The plaintiffs claim ownership of 313 hectares of land, allegedly held under the record No. 296 of the Real Estate Registry Office of Tasso Fragoso, claimed to be located within the perimeter of Fazenda Horizontina Leste I and II. Our defense was filed on February 15, 2013, affirming that (i) the record No. 296 held by the plaintiffs is null and (ii) Imobiliária Ceibo Ltda and its predecessors have exercised possession and domain for decades in the area claimed by the plaintiffs (which also supports a subsidiary defense thesis of adverse possession by Imobiliária Ceibo Ltda). The suit is awaiting for trial and our chances of loss have been classified as remote. We have not made any provision in connection with this proceeding.

In addition, our subsidiary Imobiliária Ceibo Ltda is a defendant in a lawsuit that seeks annulment of a legal act, filed in February 2013 before the judicial district of Tasso Fragoso, State of Maranhão, by Romulo Chaves Molina and his wife. The plaintiffs claim they own 948 hectares of land, which would be superimposed on the Fazenda Horizontina Leste III. They also claim that Fazenda Horizontina Leste I, II and III had their area increased after the georeferencing process in approximately 3,303 hectares without administrative approval. The trial court has suspended title to the deeds of Fazenda Horizontina Leste I, II and III. In March 2013, the plaintiffs filed lawsuit seeking the (i) annulment of a certification by INCRA and (ii) the cancelation of the recorded deeds to Fazenda Horizontina Leste I, II and III. Proper defense was filed and the case is pending. Our chances of loss have been classified as remote. We have not made any provision in connection with this proceeding.

In April 2014, Brasilagro was summoned in suits for damages filed by Lindeval Ribeiro do Bonfim. The plaintiff claims repair for alleged material and moral damages, loss of profits, life alimony support and esthetical damages arising from labor accident occurred at Cremaq Farm. We presented a plea for the case files to be remitted to the Labor Judge. The chances of loss were classified as possible. The amount of the suit is R$3.7 million. We have not made any provision in connection with this proceeding.

Taxation Proceedings

On June 30, 2014, the Company, supported by the opinion of external legal advisors, recorded provision for tax contingencies in the amount of R$2.4 million. The amount of R$2.1 million refers, particularly, to the alleged incidence of social contributions on the payments made to foreign counselors of the Company, and the balance of R$0.3 million refers to tax administrative procedures challenging, particularly, matters related to the incidence of ICMS in operations at Araucária Farm, State of Goiás. These proceedings were assessed as probable losses and their amounts provisioned.

On June 30, 2014, the Company has judicial and tax administrative claims in the amount of R$8.5 million mainly related to proceedings whose merit is related to: (i) demonstration of noncompliance aiming to reform the decision order which has partially approved the credit of negative balance of income tax related to the 4th quarter of 2007 and, as a consequence, has not approved offsets carried out by the Company relating to such credits; (ii) Annulment action filed aiming to the annulment of tax credit related to monthly estimates of IRPJ and CSLL for the period of January 2012; (iii) Notice of infraction drafted aiming to the collection of tax credit related to ICMS levying on products exported by the Company; (iv) Notice of Infraction drafted aiming to the collection of tax credit; (v) Notice of Infraction drafted aiming to the collection of tax credit related to ICMS, in the total amount of R$198, to the understanding that the Company would not have reversed ICMS credit arising from the bookkeeping allegedly undue of credits related to the acquisition of assets for the Company’s fixed assets, since it would not have provided the preparation of CIAP book model “C”, related to the period from January 1 to December 31, 2012; (vi) Notice of Infraction drafted aiming to the collection of tax credit of ICMS, to the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of export, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods. These proceedings were assessed as possible losses and their amounts have not been provisioned.

Labor Proceedings

In June of 2011, our Chaparral Farm was inspected by the Group of Mobile Inspection of the Ministry of Labor and Employment. The inspection resulted in 33 infraction notices against us alleging labor practices allegedly committed by two of our third party service-providers, which we hired in connection with soil preparation on our farm. Such infractions related to labor rules with respect to security, medicine, hygiene and health. A report was also prepared based on such inspection, alleging that the employees of our third-party service providers were subject to degrading labor conditions. We contested such allegations in the respective administrative proceedings; however, in June 2012, these 33 infraction notices and report were considered valid by the Ministry of Labor and Employment, and we were charged with administrative penalties totaling R$132.8 thousand as of June 30, 2012. We filed claims in labor courts in Brazil and made a judicial deposit of these penalty amounts. On August 14, 2012, a trial judgment was rendered declaring 32 out of these 33 infraction notices and report null and void. The one claim that was considered valid by the trial judgment related solely to alleged safety issues relating to the recycling and reutilization of empty bottles and other packages of pesticides. As a result of this one claim, R$3.2 thousand of the total amount deposited with courts will become due and payable. As part of the trial judgment, the Ministry of Labor and Employment was prohibited from registering us in the registry of companies that subject workers to degrading labor conditions and from recording the fines relating to the infraction notices declared null and void as obligations in the books and records of the Brazilian Federal Government. The Brazilian Office of the Solicitor-General, representing the interest of the Ministry of Labor and Employment, appealed the trial judgment on October 10, 2012. After our defense, which was timely presented, the appeal was dismissed, maintaining the decision that annuled 32 of the 33 violation notices against us. However, on July 17, 2013, the Solicitor-General appealed to the Superior Labor Court and the appeal was not accepted. The Labor Public Prosecution Office filed an Interlocutory Appeal on September 2, 2013, which is awaiting for trial. If such appeal is successful, in addition to the monetary amount that has already been deposited, we could have such infraction registered and published by the Ministry of Labor and Employment in its registry of companies that subject workers to degrading labor conditions. If we were added to such registry of companies, various government agencies and financial institutions would receive notification, including BNDES and Banco do Nordeste do Brasil S/A, which would in turn makes us ineligible to draw down financing disbursements from the credit facilities that we have obtained directly or indirectly from such government agencies, and would also constitute an event of default under such credit facilities. Our chances of loss have been classified as remote. We have not made any provision in connection with this proceeding.

We are subject to an investigation on the part of the public prosecutor from the Ministry of Labor of the State of Piaui for executing employment contracts with outsourced service providers. The investigation pertains to the validity of such contracts, which may be alleged to be invalid on the grounds that the activities performed constituted aspects of our core business, which under Brazilian law may not be outsourced to third-party service providers. The investigation began on April 26, 2011, since which date we have had two hearings with the public prosecutor. We await the conclusion of the investigation, upon which the public prosecutor may dismiss the case, propose the execution of a Conduct Adjustment Agreement or file a public civil action against us. We have not made any provision in connection with this investigation, since there is no specific monetary claim in connection thereto.

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

Environmental Proceedings

We are defendants in an environmental administrative claim filed on November 25, 2009 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (IBAMA) involving the total historical amount of R$3.2 million and a total amount of R$4.0 million as of June 30, 2013, under the argument that we have deforested a permanent preservation area. The IBAMA notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected, and we transferred R$2.4 million to the court deposit. We expect to file lawsuit against IBAMA aiming to cancel the infraction notice which originated the debt. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013, we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to the placement of the court deposit, the payment of the fine is suspended until final judgment in the case. Considering there has been an unfavorable decision on an administrative level, our chances of loss have been considered possible.

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

In November 2012, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecário S.A. and the members of the board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors) alleging that Banco Hipotecário S.A. has not accomplished certain minimum rules of intern control established in Argentine Central Bank regulations. In February 2013, Banco Hipotecário filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecário and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

In February 2014, the Unit of Financial Information (Unidad de Información Financiera) of Argentina initiated a summary proceeding against Banco Hipotecáno S.A. and the members of its board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors) alleging the violation of the provisions of Section 21 of Law No 25,246, as amended, and Resolution No. 228/2007 of the Unit of Financial Information, due to certain defaults detected by the Argentine Central Bank in the inspection of the organization and in internal controls implemented for the prevention of money-laundering derived from illegal activities. In March 2014, the relevant defenses and arguments were filed in support of the bank and the individuals subject to the summary proceeding. This proceeding is under analysis by the Summary Proceeding Division of the Unit of Financial Information.

On July 28, 2014, Mr. André Guillaumon (our Chief Operating Officer) was summoned in a criminal action, in which Mr. Wender Santos Vinhadelli (the manager of Chaparral Farm), is also part. In this proceeding, the Public Prosecutor’s Office is alleging that the defendants committed crimes against the labor organization and the environment. A defense for Messrs. Guillaumon and Vinhadelli has been presented but others involved still have to be summoned. We have not made any provision in conneciton with this proeeding due to the impossibility of assessing an amount for the criminal claim.

In August 2014, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecario S.A. and its members of the board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such proceeding, the Argentine Central Bank alleged that Banco Hipotecario S.A. has transferred currency abroad between August and October 2008 as guarantee of a swap transaction “CER Swap Linked to PG08 and External Debt” without the authorization of the Argentine Central Bank. The bank is preparing the response to the allegations, asking for dismissal of the proceedings. No provision has been made.

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

Our bylaws provide that an amount equal to at least 25.0% of our adjusted net income for any given year should be available for distribution as a mandatory dividend or interest on shareholders’ equity. Adjusted net income is calculated by adjusting net income as follows: (i) deducting amounts allocated to legal reserve, statutory reserve, contingency reserve, retained earnings and unrealized profit reserve, as applicable; (ii) adding amounts reversed from the contingency reserve; and (iii) adding unrealized profit reserve amounts, upon their realization and if not offset by subsequent losses, if any. Such amount represents the minimum mandatory dividend, or mandatory dividend. The allocation of amounts to the mentioned reserves cannot be made to the detriment of the payment of the mandatory dividend. Moreover, the minimum mandatory dividend may be limited to the ‘realized’ portion of net income. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our financial statements prepared in accordance with Brazilian corporate law. For more information, see “Item 8—Financial Information—Payment of Dividends and Interest on Shareholders’ Equity” below.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. Therefore, it is not available for the payment of dividends. As of June 30, 2014, we had no funds allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2014, we had no contingency reserve allocated.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at the shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2014, we had no fiscal subsidies reserve allocated.

Unrealized profits reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to the unrealized profits reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded in the unrealized profit reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2014, we had no unrealized profit reserve allocated.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2014, we had no funds allocated to as discretionary reserves.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes: (i) to offset losses that exceed the retained earnings and profit reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2014, we had R$4.2 million allocated to a capital reserve.

Payment of Dividends and Interest on Shareholders’ Equity

Brazilian corporate law requires that the bylaws of a Brazilian company specify a minimum percentage of the available income for the annual distribution of dividends, known as mandatory dividend, which must be paid to shareholders as either dividends or interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to Brazilian corporate law. Under our bylaws, a minimum of 25.0% of our adjusted net income should be intended for the distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference should be recorded as unrealized income reserve. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian corporate law. The mandatory dividend may also be paid as interest on shareholders’ equity, in which event it is deemed a deductible expense for purposes of income and social contribution taxes on revenue.

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

Shareholders have a three-year period from the date of the payment to claim the dividends or interest on shareholders’ equity with respect to their common shares, as applicable, after which the aggregate amount of any unclaimed amounts legally reverts to us.

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

Interest on Shareholders’ Equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest on shareholders’ equity to shareholders, and to treat those payments as deductible expenses for purposes of calculating corporate income tax and, since 1997, the social contribution tax, as well. The amount of the tax deduction in each year is limited to the greater of (i) 50.0% of our net income (after the deduction of social contribution on net profit, but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and (ii) 50.0% of our accumulated profits and income reserves at the beginning of the relevant period. The rate applied in calculating interest on shareholders’ equity cannot exceed the pro rata daily variation of the TJLP.

Payments of interest on shareholders’ equity to our shareholders, whether or not residing in Brazil, are subject to Brazilian withholding tax at the rate of 15.0%. A tax rate of 25.0% applies if the shareholder receiving such interest on shareholders’ equity resides at a Tax Haven Jurisdiction, which is defined under Brazilian tax laws as a country where income tax is not levied, or levied at a maximum rate lower than 20.0%, or a country where local laws restrict disclosure of equity or investment ownership. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Interest on Shareholders’ Equity.”

Amounts paid as interest on shareholders’ equity, net of withheld income tax, can be taken into consideration for purposes of distribution of the mandatory dividend. If a distribution of interest on shareholders’ equity in any given fiscal year is not recorded as part of the mandatory dividend distribution, we will not withhold the applicable income tax, which will have to be paid by our shareholders.

Pursuant to Law No. 9,249, dated December 26, 1995, as amended, interest on shareholders’ equity paid or payable to our shareholders should be computed in our results for the year under financial expenses. For purposes of the presentation of financial statements, however, these amounts revert to the statement of income charged to accumulated earnings as profit distribution.

We have never paid interest on shareholders’ equity since the beginning of our operations.

Recent Dividend Payments

As of June 30, 2014, 2012 and 2011, there was no distribution of dividends to our shareholders as our net income for the years ended June 30, 2011 and 2012 was used to absorb accumulated losses and we recorded a loss for the year ended June 30, 2014 and 2010. The distribution of dividends for the year ended June 30, 2013 was approved in our shareholders’ meeting held on October 29, 2013, in the amount of R$5.9 million, or R$0.10 (or US$0.05) per share per share.

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

The following table shows the low and high trading price of our common shares for the five most recent full financial years:

	BM&FBOVESPA
For the year	High	Low
	(in R$ per common share)
2009	11.25	5.00
2010	11.00	7.99
2011	11.50	8.25
2012	10.45	6.72
2013	11.63	9.45

Source:	Bloomberg

The following table shows the low and high trading price of our common shares for each calendar quarter since July 1, 2012:

	BM&FBOVESPA
Three-month calendar period	High	Low
	(in R$ per common share)
Third quarter 2012	9.61	7.53
Fourth quarter 2012	10.08	8.80
First quarter 2013	10.30	9.50
Second quarter 2013	11.63	9.45
Third quarter 2013	11.35	9.07
Fourth quarter 2013	10.23	9.30
First quarter 2014	9.50	7.75
Second quarter 2014	10.39	8.40
Third quarter 2014	10.00	9.06

Source:	Bloomberg

The following table shows the low and high trading price of our common shares for each month during the previous six months:

	BM&FBOVESPA
One-month calendar period	High	Low
	(in R$ per common share)
April 2014	9.18	8.40
May 2014	10.39	8.95
June 2014	10.38	9.40
July 2014	10.00	9.39
August 2014	9.80	9.55
September 2014	9.71	9.06
October 2014 (through October 27, 2014)	9.20	7.22

Source:	Bloomberg

In September 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.”

In November 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on New York Stock Exchange (NYSE) under the symbol “LND”.

The following table shows the low and high trading price of our ADRs for each year since our ADRs were listed on the NYSE:

	NYSE
For the year	High	Low
	(in US$ per ADR)
2012 (since November 8, 2012)	4.90	4.40
2013	5.38	3.84

Source:	Bloomberg

The following table shows the low and high trading price of our ADRs since our ADRs were listed on the NYSE:

	NYSE
Three-month calendar period	High	Low
	(in US$ per ADR)
Fourth quarter 2012 (since November 8, 2012)	4.90	4.40
First quarter 2013	5.27	4.80
Second quarter 2013	5.38	4.72
Third quarter 2013	5.01	3.84
Fourth quarter 2013	4.95	3.96
First quarter 2014	4.09	3.24
Second quarter 2014	4.67	3.75
Third quarter 2014	4.38	3.75

Source:	Bloomberg

The following table shows the low and high trading price of our ADRs for each month during the previous six months:

	NYSE
One-month period	High	Low
	(in US$ per ADR)
April 2014	4.08	3.75
May 2014	4.67	4.06
June 2014	4.65	4.18
July 2014	4.40	4.19
August 2014	4.38	4.18
September 2014	4.35	3.75
October 2014 (through October 27, 2014)	3.77	2.92

Source:	Bloomberg

As of June 30, 2014, we had 9,349,564 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

Foreign direct investors under Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

A foreign direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

IOF/Exchange Tax

Brazilian law imposes the IOF/Exchange Tax on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. Effective as of October 20, 2009, IOF/Exchange Tax for any investment made by Non-Resident Holders (as defined in “Item 10—Additional Information—Taxation—Brazilian Tax Considerations”) in the Brazilian financial and capital markets and transactions related to the constitution of initial or additional guarantee margins before BM&FBOVESPA was increased from zero to 6.0%, except for, among others, certain variable income transactions carried out within BM&FBOVESPA and those related to equity investments in initial public offerings of shares in a transaction carried out within BM&FBOVESPA.

The outflow of resources from Brazil related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets remains subject to IOF/Exchange at a zero percent rate. In any case, the Brazilian executive branch may increase such rates at any time, up to 25.0%, with no retroactive effect.

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the BM&FBOVESPA, and our ADRs are listed on the NYSE.

Trading on the BM&FBOVESPA

In 2000, Bolsa de Valores de São Paulo was reorganized through the execution of a memorandum of understanding by the Brazilian stock exchanges and assumed all of the shares traded in Brazil. In 2007, the Bolsa de Valores de São Paulo was subject to a corporate reorganization, by which, among other things, the quotas issued by it were transferred to BOVESPA Holding S.A. and Bolsa de Valores de São Paulo S.A-BVSP. The operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros-BM&F S.A. were subsequently integrated, resulting in the creation of the BM&FBOVESPA. In late 2008, the Bolsa de Valores de São Paulo-BVSP and the Companhia Brasileira de Liquidação e Custódia were merged into the BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$1.7 trillion (US$724 billion) at December 31, 2013 and an average daily trading volume of R$5.3 billion (US$2.48 billion) for 2013. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$21.3 trillion at December 31, 2013 and the NYSE recorded an average daily trading volume of US$23.9 billion for 2013. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 65.7% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2013. The ten most widely traded stocks in terms of trading volume accounted for approximately 42.3% of all shares traded on the BM&FBOVESPA in 2013. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

Our common shares are traded on the Novo Mercado listing segment of BM&FBOVESPA under the symbol “AGRO3.” In September 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.” In November 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on New York Stock Exchange (NYSE) under the symbol “LND”.

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

On February 4, 2011, our shareholders approved an increase in authorized capital of R$1.5 billion, from R$1.5 billion to R$3.0 billion, in order to fund future growth.

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

The following actions, among others, may be taken exclusively at shareholders’ meetings: (i) approve bylaws amendments; (ii) approve management accounts and financial statements; (iii) appoint and dismiss members of our board of directors and fiscal council; (iv) determine the aggregate compensation of the board of directors, executive officers and fiscal council; (v) approve the company’s dissolution, petition for bankruptcy or judicial or out-of-court reorganization proceedings, liquidation, merger, spin-off, or consolidation with any other company, and any share mergers; (vi) approve pro rata share distributions to current shareholders, stock splits and reserve stock splits; (vii) approve stock option plans and similar arrangements for our management and employees, and for the managers and employees of our direct or indirect subsidiaries; (viii) approve management’s proposals regarding allocation of net income and distribution of dividends; (ix) approve capital increase above the limit authorized in our bylaws; (x) appoint liquidators and members of the fiscal council during liquidation proceedings; (xi) approve the cancellation of our registration as a public company with the CVM; (xii) approve our delisting from the Novo Mercado listing segment; (xiii) approve the engagement of an appraiser to evaluate the value of our shares in case of cancellation of our registration as a public company with the CVM or our delisting from the Novo Mercado listing segment; and (xiv) pass resolutions on any matter submitted to the shareholders’ meeting by our board of directors.

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

Management and Fiscal Council

Pursuant to our bylaws, and in accordance with Brazilian corporate law and the Novo Mercado listing rules, we are governed by our board of directors (conselho de administração) and executive officers (diretoria).

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

Our bylaws require that we have two to six executive officers. At the date of this Annual Report, we had four executive officers. They are elected by our directors for a period of one year, with the possibility of reelection. Pursuant to Brazilian corporate law, executive officers must be residents of Brazil, but do not need to be shareholders.

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

Information Required by the BM&FBOVESPA from Companies Listed on the Novo Mercado

In addition to the disclosure obligations imposed by Brazilian corporate law and the CVM, we also must comply with the following additional disclosure requirements under Novo Mercado regulations:

•	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash-flow statement which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

•	from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP, or IFRS, in Reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net profits, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with Brazilian corporate law, accompanied by (a) an additional explanatory note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

•	from the date on which we release our first financial statements prepared as provided above, no later than 15 days following the term established by law for the publication of quarterly financial information, we must disclose, in its entirety, our quarterly financial information translated into the English language or disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

In addition, we must disclose the following information together with our ITR:

•	our consolidated balance sheet, consolidated statement of operations, and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

•	any direct or indirect ownership interest exceeding 5% of our capital stock, considering any ultimate individual beneficial owner;

•	the number and characteristics, on a consolidated basis, of our shares held directly or indirectly by our principal shareholders, members of our board of directors, board of executive officers and fiscal council;

•	changes in the numbers of our shares held by the principal shareholders, members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•	in an explanatory note, our cash-flow statement and consolidated cash-flow statement, which should indicate the cash flow changes in cash balance and cash equivalent, separated into operating, finance and investment cash flows;

•	the number of free-float shares, and their percentage in relation to the total number of issued shares; and

•	the existence of arbitration provision for disputes arising between us and principal shareholders, directors, executive officers and members of the fiscal council before the Market Arbitration Chamber of BM&FBOVESPA.

The following information must also be included in the company’s Formulário de Referência:

•	information relating to the ownership interest exceeding 5% of our capital stock, number and characteristics, on a consolidated basis, of the company’s shares directly or indirectly held by the principal shareholders and members of the board of directors, executive officers and fiscal council;

•	changes in the number of securities held by such persons within the immediately preceding 12 months;

•	the number of free-float shares and their respective percentage in relation to the total amount of shares issued; and

•	submission to arbitration.

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

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2014, the exercise price of the First Series Warrants was R$15.36 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of September 30, 2014, the holders of our First Series Warrants are:

Holder	Number	%
Agro Investment	7,471	2.92
Agro Managers	4,364	1.70
Cape Town LLC	64,000	25.00
Cresud	177,004	69.14

Total	256,000	100

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

Characteristics of the Common Shares for Subscription

The shares to be acquired under the Second Series Warrants will be entitled to the same rights granted to our other shares.

Holders of Second Series Warrants

As of the date of this Annual Report, the holders of our Second Series Warrants are:

Holder	Number	%
Agro Investment	7,471	2.92
Agro Managers	4,364	1.70
Cape Town LLC	64,000	25.00
Cresud	177,004	69.14

Total	256,000	100

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

Annex V Regulations

Resolution No. 1,927 of the National Monetary Council, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a Tax Haven Jurisdiction are entitled to favorable tax treatment. See “Item 10—Additional Information—Taxation—BrazilianTax Considerations.”

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

Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 2,689 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 2,689 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a Tax Haven Jurisdiction. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

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

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such common shares or preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a Tax Haven Jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax consequences, subject to the limitations set forth herein, of the acquisition, ownership and disposition of our common shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation, or a Non-Resident Holder. This discussion is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Resident Holder. Therefore, each Non-Resident Holder should consult its own tax advisor about the Brazilian tax consequences of an investment in our common shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Dividends

Dividends paid by a Brazilian corporation, such as us, including stock dividends and other dividends paid to a Non-Resident Holder of our common shares or ADSs, are currently not subject to income tax withholding in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1997, social contribution on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in (i) a country or location that does not impose income tax, or (ii) where the maximum income tax rate is lower than 20.0%, or (iii) a Tax Haven Jurisdiction. See “Interpretation of the Discussion of the Definition of “Tax Haven Jurisdictions”” below.

These payments of interest on shareholders’ equity to a Non-Resident Holder may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, we are required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by our shareholders, at our annual shareholders meeting, on the basis of recommendations of our board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Taxation of Gains

Under Law No. 10,833, enacted on December 29, 2003, the gain on the disposition or sale of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil.

With respect to the disposition of our common shares, as they are assets located in Brazil, the Non-Resident Holder should be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to our ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, described below.

As a general rule, gains realized as a result of a disposition of our common shares or ADSs are the positive difference between the amount realized on the transaction and the acquisition cost of our common shares or ADSs.

Under Brazilian law, however, income tax rules on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 2,689 (a “2,689 Holder”), and (2) is not a resident in a country or location which is defined as a Tax Haven Jurisdiction for those purposes; or

•	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 2,689 Holder and (2) is not a Tax Haven Jurisdiction resident; or by (B) a Non-Resident Holder that (1) is a 2,689 Holder, and (2) is a Tax Haven Jurisdiction resident. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e. a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; and

•	subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, and is a Tax Haven Jurisdiction resident for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

The deposit of our common shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to income tax withholding at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident Holder that is a 2,689 Holder and is not a resident in a Tax Haven Jurisdiction for this purpose. The availability of these arguments to any specific holder of our common shares will depend on the circumstances of such holder. Prospective holders of our common shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares in exchange for ADSs.

Any exercise of preemptive rights relating to our common shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares, including the sale or assignment carried out by the depositary, on behalf of Non-Resident Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of our common shares.

Interpretation of the Discussion on the Definition of “Tax Haven Jurisdictions”

On June 4, 2010, Brazilian tax authorities enacted Normative Instruction No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdictions (countries and jurisdictions that do not tax income or tax it at a rate below 20%) or where the local legislation does not allow access to information related to the shareholding composition of legal entities or to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents, and (ii) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source.

We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Instruction No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes the IOF/Exchange Tax on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. Foreign exchange agreements entered into as from October 7, 2014 in connection with inflows of funds related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a zero percent rate. Foreign exchange transactions related to outflows of funds in connection with investments made in the Brazilian financial and capital markets are subject to IOF/Exchange at a zero percent rate. This zero percent rate applies to payments of dividends and interest on shareholders’ equity to Non-Resident Holders with respect to investments in the Brazilian financial and capital markets. Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on Transactions Involving Bonds and Securities (IOF/Securities Tax)

Brazilian law also imposes the IOF/Securities Tax due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of the IOF/Securities Tax applicable to transactions involving our common shares is currently zero. However, the rate of the IOF/Securities Tax applicable to the transfer of our common shares with the specific purpose of enabling the issuance of ADSs is currently zero. This rate is applied on the product of (1) the number of shares which are transferred, multiplied by (2) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Securities Tax at any time up to 1.5% per day of the transaction amount, but only in respect of transactions carried out after the increase in rate enters into force.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs by a Non-Resident Holder except for gift and inheritance taxes levied by some states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Resident Holders of our common shares or ADSs.

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

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws.

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

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below, distributions on our common shares or ADSs (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends, however, will not be eligible for the dividends received deduction allowed to corporations.

Under current law, dividends received by non-corporate U.S. shareholders of qualified foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of this legislation to your particular circumstances.

Notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year (as discussed under “—Passive Foreign Investment Company” below).

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

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Based on the composition of our income and assets, including goodwill, we may be classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares or ADSs, you will be subject to special tax rules discussed below for that year and for each subsequent year in which you hold the common shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a “Purging Election”) to recognize gain in the manner described below as if your common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your common shares or ADSs for purposes of the PFIC rules. After the Purging Election, your common shares or ADSs with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of this election, and whether making the election would be advisable in your particular circumstances.

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

You will also generally be required to file Internal Revenue Service (“IRS”) Form 8621 if you hold our common shares or ADSs in any year in which we are classified as a PFIC.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our common shares are listed on a qualified stock exchange in the United States. Our common shares are listed on the BM&FBOVESPA, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that our common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

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

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax or IOF/Securities Tax (as discussed above under “—Brazilian Tax Considerations”) generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our common shares or ADSs and the proceeds from the sale, exchange or redemption of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide your correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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

Not applicable.

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

On June 30, 2014, we had a long position in U.S. dollars in the amount of US$9.30 million. The result of a hypothetical devaluation of 10% of the real in relation to the dollar would generate a profit before taxes of R$5.6 million.

Interest Rate Risks

Exposure to interest rates subjects us and our subsidiaries to risks arising from the effect of interest rate fluctuations on our financial assets and liabilities. A portion of our indebtedness is subject to fixed rates of interest, while only our financings with BNDES are subject to variable rates indexed to the TJLP rate. We do not engage in hedging transactions with respect to such financings because we believe the interest rates charged thereon are lower than typical rates in the Brazilian market.

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2014 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$77.7 thousand monthly.

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

At June 30, 2014, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 181 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2014, we believe that a hypothetical decrease of 10% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$10.9 million.

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

In addition to monitoring these trends, our strategic planning department analyzes them in light of our exposures and positions in the market and prepares reports on a regular basis analyzing such risks in the light of simulations under various hypothetical situations indicating the effects on our results of different variations in market prices and conditions. Such analysis and reports include the monitoring and assessment of: (i) the status of the commercialization and delivery of our products; (ii) updates regarding our estimated planted area and production volumes; (iii) the distribution of sales by product and type (such as futures contracts, options, fixed term contracts); (iv) market analysis and historical comparisons of the prices, rates and other indices that affect our gross revenue; (v) risk analysis models and simulations such as the Monte Carlo simulation, that analyze the volatility and sensitivity of our assets and the correlations that exist among such assets; and (vi) stress test analyses under different scenarios. Such reports are then delivered to our risk management committee, which develops the goals and limits of our hedging strategy and our hedging policy, which is defined and approved by our board of directors. Our risk management committee then supervises our strategic planning department in the implementation and the execution of our hedging strategy.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The following table sets for the fees and expenses that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of November 6, 2012 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary, in connection with our ADS program:

Fee and Reimbursement Provisions
Fee or Charge	Relating to
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

3. Cable, telex and facsimile transmission expenses expressly provided under the Deposit Agreement
4. Expenses incurred by the depositary in the conversion of foreign currency	Amounts in Reais received by way of dividends or other distributions or the net proceeds from the sale of securities, property or other rights in respect of ADRs
5. U.S. $5.00 or less per 100 ADRs (or portion thereof)	The delivery of ADRs and the surrender of ADRs, or the distribution of securities or other property to holders of ADRs
6. U.S. $0.02 or less per ADR (or portion thereof)	Any cash distribution made pursuant to the Deposit Agreement, except for distributions of cash dividends
7. U.S. $0.02 or less per ADR (or portion thereof) per year, subject to prior consent by the Company	Depositary services

8. Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. For the year ended June 30, 2014, the annual fee for depositary services was charged to holders of ADSs.

For the year ended June 30, 2014, pursuant to a letter agreement between our company and the depositary, no amount was reimbursed by the depositary to us in connection with investor relations expenses and listing fees.

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

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2014, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and financial officers and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by IASB.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at June 30, 2014, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at June 30, 2014. Based on this assessment, management has concluded that, as of June 30, 2014, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

C. Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm. We will only be required to include this report once we become an accelerated filer or a large accelerated filer.

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

For the purposes of the Sarbanes-Oxley Act of 2002, our board of directors established a fiscal council (“Fiscal Council”), which convenes at least quarterly, and as often as it determines is appropriate to carry out its responsibilities. This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors during such process, focusing particularly on compliance with legal requirements and accounting standards. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our board of directors.

Our board of directors has determined that Débora de Souza Morsch, a member of the Company’s Fiscal Council, is a “financial expert,” as such term is defined in the SEC rules. Mrs. Morsch is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mrs. Morsch is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees—Board Practices” for information regarding the experience of Mrs. Morsch.

ITEM 16B—CODE OF ETHICS

Under NYSE Rule 303A.10, each U.S. company listed on the NYSE must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar recommendation under Brazilian law, and we have adopted a code of ethics that applies to our officers and employees.

Our code of ethics, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website www.brasil-agro.com. Information on our website is not incorporated by reference in this form. Copies of our Code of Business Conduct and Ethics are also available without charge upon request to our Investor Relations Office.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2014, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2014 and 2013.

	Year Ended June 30,
	2014	2013
	(in thousand of Reais)
Audit fees(1)	1,099.7	1,004.20
Audit-related fees(2)	189.38	22.44
Tax fees	—	—
All other fees(3)	47.62	936.34

Total fees	1,336.69	1,962.98

(1)	Audit fees in fiscal years 2014 and 2013 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements including reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees in fiscal years 2014 and 2013 were the fees billed by Ernst & Young Auditores Independentes S.S. for the interoffice reports issued regarding the audit of the consolidated reporting package and internal controls of Brasilagro for Cresud consolidation purposes.
(3)	All other fees billed by Ernst & Young Auditores Independentes S.S. in 2014 and 2013 amounting, respectively, to R$48 thousand and R$34 thousand (1) in regards of the agreed upon procedures for the filling process of Brasilagro’s financial statements in the Argentinean stock market (2) Foreign exchange conversion review work related to the Brasilagro’s consolidation process within Cresud consolidated financial statements. All other fees invoiced by PricewaterhouseCoopers Auditores Independentes in 2012 for a total amount of R$902 thousand were in connection with the offering of our securities (ADRs) and the related review work for the Brasilagro registration with the SEC.

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

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company may rely on an exemption from the requirement to have an audit committee. The Brazilian corporate law requires companies to have a non-permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting. The Fiscal Council operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies him as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Fiscal Council operates under a written charter, which the Company believes meets the NYSE’s requirements for audit committee charters. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is similar to a system having an audit committee functioning as a committee of its Board of Directors, the main difference being that the Fiscal Council does not have authority to appoint our independent auditors. This authority lies with the Company’s shareholders. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian corporate law. For a further discussion of our Fiscal Council, see “Item 6—Directors, Senior Management and Employees—Board Practices—Fiscal Council.”

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or on our behalf during the year ended June 30, 2014.

On September 2, 2013, we approved the repurchase program of common shares up to the limit of 3,511,130 common shares, not exceeding the balance of profits reserve available, included in our balance sheet at June 30, 2013. During the year ended June 30, 2014, we acquired 195,800 common shares, which account for 0.34% of outstanding shares (excluding the shares held by the controlling shareholders).

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

Under Section 303A.11 of the NYSE Listed Company Manual and Item 16G of the Form 20-F, we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standards. We have summarized these significant differences below.

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

Majority of Independent Directors

Under NYSE Rule 303A.01, each U.S. company listed on the NYSE must have a majority of directors that meet the independence requirements of the NYSE. Under the Novo Mercado rules, at least 20.0% of our directors must be independent for purposes of those rules, and a majority of our directors currently meet that standard.

Separate Meetings of Non-Management Directors

Under NYSE Rule 303A.03, the non-management directors of each U.S. company listed on the NYSE must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under Brazilian practice, but in any event, all members of our board are non-executive directors. Our independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

Under NYSE Rule 303A.04, each U.S. company listed on the NYSE must have a nominating/corporate governance committee composed entirely of directors that meet the independence requirements of the NYSE. We are not required to have such a committee under Brazilian law, and accordingly, do not have one.

Compensation Committee

Under NYSE Rule 303A.05, each U.S. company listed on the NYSE must have a compensation committee composed entirely of directors that meet the independence requirements of the NYSE. We are not required to have such a committee under Brazilian law. However, in accordance with the best practices of corporate governance, the Company established a Compensation Committee on March 1st, 2012. See “Item 6—Directors, Senior Management and Employees”.

The NYSE recently adopted revised listing standards relating to compensation committees for listed companies which, (1) continue to require that the compensation committee be composed solely of independent directors but contain more specific guidance regarding the independence standards for those directors, (2) require listed companies to grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser, to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company and (3) require the compensation committee to assess the independence of any compensation adviser, other than the listed company’s in-house legal counsel. The NYSE’s revised listing standards permit foreign private issuers to follow home country practice and disclose the differences between their home country practices and those required of U.S. listed companies. We avail ourselves of this exemption and continue our current compensation practices in accordance with the Brazilian corporate law and Brazilian practice.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, each U.S. company listed on the NYSE is required to have an audit committee consisting of members that comply with the requirements of Rule 10A-3 and that meet the independent requirements of the NYSE. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “Item 16D—Exemptions from the Listing Standards for Audit Committees,” which explains how our Fiscal Council differs from an audit committee for a U.S. listed company and is incorporated herein by reference.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Our board of directors recently proposed to shareholders the establishment of a stock option plan to stimulate our growth and to retain the services of executives and certain employees by enabling them to become shareholders in our Company. Under our bylaws and the Brazilian corporate law, stock option plans for our management and employees must be approved by our shareholders. On October 29, 2008, our shareholders approved a stock option plan for our executive officers. For more details, see “Item 6—Directors, Senior Management and Employees—Stock Option Plan”.

Corporate Governance Guidelines

Under NYSE Rule 303A.09, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards described under “Item 9. The Offer and Listing-C. Markets-São Paulo Stock Exchange Corporate Governance Standards.”

Further information concerning our corporate governance practices and applicable Brazilian law is available on our website. Information on our website is not incorporated by reference in this form.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description

1.01	Bylaws of Brasilagro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to Current Report on Form 6-K, submitted December 13, 2012, SEC File No. 001-35723)

2.01	Form of Amended and Restated Deposit Agreement Among Brasilagro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.01	Stock Option Plan of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting of October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.02	Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.03	First Amendment to Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.04	Second Amendment to Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.05	Third Amendment to Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.06	Fourth Amendment to Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F, filed October 31, 2013, SEC File No. 001-35723)

4.07	Fifth Amendment to Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F, filed October 31, 2013, SEC File No. 001-35723)

4.08	Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

Exhibit Number	Description

4.09	First Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.10	Second Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.11	Third Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.12	Fourth Amendment to Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F, filed October 31, 2013, SEC File No. 001-35723)

4.13	Fifth Amendment to Agreement to Supply Sugarcane, entered into by Brasilagro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F, filed October 31, 2013, SEC File No. 001-35723)

4.14	Stock Purchase Agreement made as of December 12th, 2013, by and between Agrotech S.A. and Brasilagro Companhia Brasileira de Propriedades Agrícolas

4.15	Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to Brasilagro Companhia Brasileira de Propriedades Agrícolas

4.16	Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to Brasilagro Companhia Brasileira de Propriedades Agrícolas

8.01	List of subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Administrative Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Administrative Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. In addition, certain exhibits to agreements filed with this Annual Report have been omitted. We hereby agree to furnish to the Commission copies of any such omitted promissory notes, other instruments or agreements and exhibits as the Commission requests.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure, other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Date: October 31, 2014

/s/ JULIO CESAR DE TOLEDO PIZA NETO
Name: Julio Cesar de Toledo Piza Neto
Title: Chief Executive Officer and Investor Relations Officer

Date: October 31, 2014

/s/ GUSTAVO JAVIER LOPEZ
Name: Gustavo Javier Lopez
Title: Chief Administrative Officer

Financial Statements

Brasilagro Companhia Brasileira

de Propriedades Agrícolas

June 30, 2014

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial Statements

June 30, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

We have audited the accompanying consolidated balance sheets of Brasilagro – Companhia Brasileira de Propriedades Agrícolas and subsidiaries as of June 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the years then ended . These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasilagro – Companhia Brasileira de Propriedades Agrícolas and subsidiaries as of June 30, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years then ended , in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board – IASB.

São Paulo, Brazil

October 29, 2014

ERNST & YOUNG

Auditores Independentes S.S.

CRC 2SP-015.199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP215.856/O-5

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Brasilagro Companhia Brasileira de Propriedades Agrícolas

In our opinion, the consolidated balance sheet as of June 30, 2012 and the related consolidated statement of operations, of comprehensive income (loss), of changes in equity and of cash flows for the year then ended present fairly, in all material respects, the financial position of Brasilagro Companhia Brasileira de Propriedades Agrícolas and its subsidiaries at June 30, 2012, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

São Paulo – Brazil

October 5, 2012

PricewaterhouseCoopers

Auditores Independentes

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Consolidated Balance sheets

June 30, 2014

(In thousands of reais, except if stated otherwise)

	Notes	2014	2013	2012
Assets
Current
Cash and cash equivalents	6	86,745	75,694	67,464
Marketable securities	6	21,532	9,244	—
Trade accounts receivable	8	65,010	131,102	60,655
Inventories	10	40,210	28,805	72,558
Biological assets	11	1,421	1,201	4,111
Recoverable taxes	9	3,749	7,655	9,331
Derivative financial instruments	7	18,255	17,081	4,327
Transactions with related parties	33	723	347	—
Other assets		442	430	710

		238,087	271,559	219,156

Noncurrent assets
Biological assets	11	31,202	36,656	31,931
Restricted marketable securities	12	13,782	17,988	23,197
Receivables from related parties	33	26,068	—	—
Recoverable taxes	9	29,849	25,736	22,803
Deferred taxes	22	43,554	25,216	14,960
Derivative financial instruments	7	63	1,714	—
Trade accounts receivable	8	37,453	33,729	12,759
Investment properties	13	334,803	339,108	391,907
Other assets		4,644	1,633	268
Investments in unquoted equity instruments	14	50,369	70	410
Property, plant and equipment	16	13,542	14,851	15,630
Intangible assets	15	4,966	2,570	2,741

		590,295	499,271	516,606

Total assets		828,382	770,830	735,762

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Consolidated Balance sheets

June 30, 2014

(In thousands of reais, except if stated otherwise)

	Notes	2014	2013	2012
Liabilities and equity
Current Liabilities
Trade accounts payable	18	8,158	7,777	4,151
Loans and financing	19	62,253	44,929	43,067
Labor obligations		8,730	8,752	7,436
Taxes payable	20	6,501	2,306	3,102
Dividends payable		25	1,963	2
Derivative financial instruments	7	204	2,860	8,307
Payables for purchase of farms	17	44,820	43,650	40,858
Transactions with related parties	33	33,237	183	—
Onerous contracts		579	—	—
Advances from customers		15,038	2,124	4,490

		179,545	114,544	111,413

Noncurrent liabilities
Loans and financing	19	57,909	56,924	51,294
Taxes payable	20	2,482	5,812	2,695
Derivative financial instruments	7	—	1,140	10,209
Provision for legal claims	31	3,573	4,802	1,183
Other liabilities		967	623	—

		64,931	69,301	65,381

Total liabilities		244,476	183,845	176,794

Equity
Attributable to equity holders of the parent
Capital	23	584,224	584,224	584,224
Capital reserve		4,201	3,385	2,134
Treasury shares		(1,934)	—	—
Income reserves		—	6,296	—
Other reserve		8,403	(6,920)	(6,920)
Accumulated losses		(10,988)	—	(20,470)

Total equity		583,906	586,985	558,968

Total liabilities and equity		828,382	770,830	735,762

See accompanying notes.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of operations

Year ended June 30, 2014

(In thousands of reais, except if stated otherwise)

	Notes	2014	2013	2012
Net revenue	25	131,314	185,647	146,218
Gain on sale of farms	8	21,845	54,815	12,987
Changes in fair value of biological assets and agricultural products	11	1,092	2,289	(417)
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest		(2,043)	1,659	(2,663)
Cost of sales	26	(138,535)	(170,643)	(136,447)

Gross profit		13,673	73,767	19,678
Selling expenses	26	(10,239)	(14,028)	(4,015)
General and administrative expenses	26	(30,378)	(29,233)	(28,892)
Other operating income (expenses), net		285	(3,539)	10
Equity pick up		(704)	—	—

Operating income (loss)		(27,363)	26,967	(13,219)
Financial income (expenses), net
Financial income	28	40,051	38,000	38,073
Financial expenses	28	(41,611)	(38,591)	(44,299)

Profit (loss) before income and social contribution taxes		(28,923)	26,376	(19,445)
Income and social contribution taxes	29	15,561	2,351	12,845

Profit (loss) for the year		(13,362)	28,727	(6,600)

Attributable to
Equity holders of the parent		(13,362)	28,727	(5,572)
Non-controlling interests		—	—	(1,028)

		(13,362)	28,727	(6,600)

Basic earnings (loss) per share-reais	30	(0.23)	0.49	(0.10)

Diluted earnings (loss) per share-reais	30	(0.23)	0.49	(0.10)

See accompanying notes.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of other comprehensive income (loss)

Year ended June 30, 2014

(In thousands of reais, except if stated otherwise)

	2014	2013	2012
Profit (loss) for the year	(13,362)	28,727	(6,600)
Comprehensive loss to be reclassified to statement of operation for the year in subsequent periods:
Currency translation adjustment from investment in joint venture	(3,335)	—	—

Total comprehensive income (loss) for the year	(16,697)	28,727	(6,600)

Attributable to
Equity holders of the parent	(16,697)	28,727	(5,572)
Non-controlling interests	—	—	(1,028)

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of changes in equity

Year ended June 30, 2014

(In thousands of reais, except if stated otherwise)

	Attributable to equity holders of the parent
					Income Reserves
	Note	Capital	Capital Reserve	Treasury shares	Legal Reserve	Reserve for Investment and expansion	Dividend	Other reserve	Accumulated losses	Total Equity	Non-controlling shareholders	Consolidated

At June 30, 2011		584,224	996	—	—	—	—	—	(14,898)	570,322	6,601	576,923
Loss for the year		—	—	—	—	—	—	—	(5,572)	(5,572)	(1,028)	(6,600)
Share based compensation	27	—	1,138	—	—	—	—	—	—	1,138	—	1,138
Increase in non-controlling interest due to change in interest in Jaborandi Ltda.		—	—	—	—	—	—	(1,135)	—	(1,135)	1,135	—
Capital increase		—	—	—	—	—	—	—	—	—	7,438	7,438
Acquisition of Jaborandi S.A. and Jaborandi Ltda.		—	—	—	—	—	—	(5,785)	—	(5,785)	—	(5,785)
Purchase of non-controlling interest		—	—	—	—	—	—	—	—	—	(14,176)	(14,176)
Other		—	—	—	—	—	—	—	—	—	30	30

At June 30, 2012		584,224	2,134	—	—	—	—	(6,920)	(20,470)	558,968	—	558,968
Profit for the year		—	—	—	—	—	—	—	28,727	28,727	—	28,727
Share-based payment	27	—	1,251	—	—	—	—	—	—	1,251	—	1,251
Set-up of legal reserve		—	—	—	413	—	—	—	(413)	—	—	—
Mandatory dividends		—	—	—	—	—	—	—	(1,961)	(1,961)	—	(1,961)
Proposed dividends	23.f	—	—	—	—	—	3,922	—	(3,922)	—	—	—
Set-up of reserve for reinvestment and expansion	23.f	—	—	—	—	1,961	—	—	(1,961)	—	—	—

At June 30, 2013		584,224	3,385	—	413	1,961	3,922	(6,920)	—	586,985	—	586,985
Loss for the year		—	—	—	—	—	—	—	(13,362)	(13,362)	—	(13,362)
Absorption of loss		—	—	—	(413)	(1,961)	—	—	2,374	—	—	—
Share-based payment	27	—	816	—	—	—	—	—	—	816	—	816
Treasury stock acquired	23.h	—	—	(1,934)	—	—	—	—	—	(1,934)	—	(1,934)
Dividends paid		—	—	—	—	—	(3,922)	—	—	(3,922)	—	(3,922)
Currency translation adjustment from investment in joint venture	23.g	—	—	—	—	—	—	(3,335)	—	(3,335)	—	(3,335)
Gain from bargain purchase – Cresca	23.d	—	—	—	—	—	—	18,658	—	18,658	—	18,658

At June 30, 2014		584,224	4,201	(1,934)	—	—	—	8,403	(10,988)	583,906	—	583,906

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of cash flows

Year ended June 30, 2014

(In thousands of reais, except if stated otherwise)

	Notes	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the year		(13,362)	28,727	(6,600)

Adjustments to reconcile profit (loss) for the year
Depreciation and amortization	26	21,431	27,997	27,398
Gain on sale of farm	13	(21,845)	(54,815)	(12,987)
Share based compensation plan	27	816	1,251	1,138
Residual value of property, plant and equipment sold	16	830	2,061	101
Write-off of capitalized cost in investment properties		2,098	—	—
Equity pick-up		704	—	—
Unrealized (gain) loss on derivatives	28	(1,116)	(11,659)	12,756
Unrealized foreign exchange, monetary variation and financial charges	28	180	4,383	3,845
(Gain) on remeasurement of receivables from sale of farms	28	(4,965)	(6,981)	(6,682)
Deferred income and social contribution taxes	29	(18,338)	(10,258)	(14,686)
(Gains) losses arising from changes in fair value of biological assets and agricultural products	11	(1,092)	(2,289)	417
Impairment (reversal of impairment) of net realizable value of agricultural products after harvest		2,043	(1,659)	2,663
Allowance for doubtful accounts	8	525	490	952
Onerous contracts		579	—	—
Provision for legal claims	31	(1,229)	3,619	951

		(32,741)	(19,133)	9,266

Change in working capital
Trade accounts receivable		65,235	(48,751)	(24,967)
Inventories		(14,072)	43,417	(662)
Biological assets		1,337	(10,334)	(2,737)
Recoverable taxes		882	(516)	(948)
Derivative financial instruments		(1,971)	(15,520)	3,901
Prepaid assets		—	—	(107)
Other receivables		(2,866)	(1,246)	982
Trade accounts payable		(237)	3,718	2,069
Related parties		(5,557)	—	—
Taxes payable		—	2,321	1,709
Income tax and social contribution paid		(366)	—	—
Labor obligations		(22)	1,316	2,635
Advance from customers		12,914	(2,366)	—
Other liabilities		344	622	(1,832)

Net cash flows from (used in) operating activities		22,880	(46,472)	(10,691)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	15 and 16	(2,413)	(3,383)	(4,338)
Cash paid on subsequent expenditures on investment properties	13	(20,859)	(24,957)	(29,806)
Redemption of (investment in) marketable securities		1,222	(4,035)	—
Capital increase in joint venture		(14,463)	—	—
Acquisition of joint venture Cresca		(8,592)	—	—
Cash received from sales of farms		35,255	86,460	9,769

Net cash flows from (used in) investing activities		(9,850)	54,085	(24,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances for future capital increase received from Jaborandi Ltda. and Jaborandi S.A. minority shareholder		—	—	7,438
Payments of installments of financed acquisition of farm		(2,239)	—	(18,648)
Proceeds from loans and financing		56,723	40,407	31,600
Interest paid on loans and financing		(2,224)	(3,097)	(3,179)
Payment of loans and financing		(44,100)	(36,693)	(37,297)
Treasury stock acquired		(1,934)	—	—
Dividends paid		(5,883)	—	—
Acquisition of rights receivables from loans.	14	(2,322)	—	(12,999)

Net cash flows from (used in) financing activities		(1,979)	617	(33,085)

Increase (decrease) in cash and cash equivalents		11,051	8,230	(68,151)

Cash and cash equivalents at beginning of year	6	75,694	67,464	135,615
Cash and cash equivalents at end of year	6	86,745	75,694	67,464

		11,051	8,230	(68,151)

Non-cash transactions
Financed purchase of property, plant and equipment		—	—	3,720
Financed purchase of farms		—	—	21,041

See accompanying notes.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

1.	General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas (the “Company” or “Brasilagro”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais and Piauí and in Paraguay in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have ten farms in five Brazilian states and one jointly-controlled farm in Paraguay, with total area of 311,582 hectares, including 17,699 leased hectares and 141,931 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of the subsidiaries Cremaq Ltda. (“Cremaq”), Engenho de Maracajú Ltda. (“Engenho”), Imobiliária Jaborandi Ltda. (“Jaborandi”), Araucária Ltda. (“Araucária”), Mogno Ltda. (“Mogno”), Cajueiro Ltda. (“Cajueiro”), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As permitted in their respective by-laws and articles of organization, until the real estate assets belonging to these companies are sold, the assets may be leased to third parties, but only as a strategy for real estate appreciation. The activities of the subsidiary Jaborandi Agrícola Ltda. comprise the lease of land, the sublease of land to third parties, rendering of advisory services in the agricultural area, agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services. All subsidiaries, as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

The activities of joint venture in company Cresca, located in Paraguay, include agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services, the import and export of agricultural products and inputs and those related to cattle raising activity, the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas and financial transactions, purchase and sale of securities, shares and commodities.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence processes are completed.

As of the date hereof, the Company holds (i) 7,181 hectares leased from third parties, and (ii) are not the legal owner of 26,530 hectares as the registration of ownership for these properties has not been finished.

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

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

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

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the above-mentioned limits must be previously approved by INCRA – Instituto Nacional de Colonização e Reforma Agrária. The request for the approval must be filed before the Regional Branch of INCRA (Superintendência Regional) of the State where the property is located. After that, INCRA will analyze the compliance with the above-mentioned requirements and if the transaction is approved by INCRA, it will issue a certificate of approval. The purchase and lease of agricultural properties beyond the limits of areas and percentages mentioned above require prior authorization from the Brazilian Congress.

In both cases, it is not possible to determine an estimated time frame for the approval procedure, since up to the date of these financial statements, there are no known cases of certificates having been granted. Additionally, there is no judgment so far by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion. As of June 30, 2014, 77.19% of Company common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued the Opinion no 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74, regarding Brazilian companies with the majority of the capital stock composed of foreigners residing outside of Brazil or legal entities incorporated abroad. However, in April 2013, the Court of Appeals granted an injunction suspending the effects of Opinion no 461/2012-E, based on the lawsuit filed by INCRA and the Federal Government against the Opinion no 461/2012-E.

2.	Summary of significant accounting polices

The significant accounting polices applied in the preparation of these financial statements are described below. These polices are consistently applied to all years presented, unless otherwise stated.

2.1.	Basis of preparation

On October 29, 2014, the Company’s Executive Board, Fiscal Council, and Board of Directors approved the Company consolidated financial statements and authorized their issuance.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (IFRS) issued, by the International Accounting Standards Board (IASB). All the references to IFRS in these financial statements correspond to the IFRS issued by the IASB.

The consolidated financial statements have been prepared on the historical cost basis, except where otherwise stated, as described in the summary of significant accounting policies.

The financial statements have been prepared in the ordinary course of business. During the preparation of the financial statements Management assesses the Company’s ability to continue operating as going concern. The Company is not in default regarding its debts at the date of issuance of these financial statements and Management did not identify any significant uncertainty on the Company’s ability to continue as a going concern in the next 12 months.

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires that Management use judgment in the process of application of the Company’s accounting policies. Those areas requiring a higher level of judgment and with more complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 3.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

Non-financial data included in these financial statements, such as sales volume, planted and leased area, number of farms, insurance and environment were not examined by the independent auditors.

a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the parent Company and its subsidiaries at June 30, 2014, 2013 and 2012, as presented below:

	Interest in total capital – %
	2014	2013	2012
Araucária	99.99	99.99	99.99
Cremaq	99.99	99.99	99.99
Engenho de Maracaju	99.99	99.99	99.99
Imobiliária Jaborandi	99.99	99.99	99.99
Jaborandi Agrícola Ltda.	99.99	99.99	99.99
Cajueiro	99.99	99.99	99.99
Mogno	99.99	99.99	99.99
Ceibo	99.99	99.99	99.99
Flamboyant	99.99	99.99	99.99
FIM Guardian Exclusive Fund	100.00	100.00	100.00

The subsidiaries are fully consolidated from the date of acquisition, being consolidated up to the date in which the control no longer exists. The financial statements of the subsidiaries are prepared for the same reporting period of the parent company, using consistent accounting policies. All intergroup balances, revenues and expenses are fully eliminated in the consolidated financial statements.

2.2.	Foreign currency translation

a)	Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”), for which the functional and reporting currency is Brazilian Reais (R$). On January 01, 2014, the company Cresca S.A. (joint venture), located in Paraguay, revaluated the most influencing currency on its transactions and concluded that the US dollar is the one which best reflects the economic environment in which it operates. As from this date its functional currency is the US dollar.

b)	Transactions and balances in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

c)	Group companies abroad

In the preparation of the Company’ financial statements, the financial statements of the joint venture, whose functional currency is the US dollar, are translated into reais as follows: a) balance sheet at the foreign exchange rate at year end and b) statement of operations, at the monthly average foreign exchange rate.

Fair value adjustments to the carrying amount of the investment acquired in Cresca are expressed in Cresca’s functional currency and translated at period-end foreign exchange rates.

The effects from variations in the foreign exchange rate resulting from these translations are presented under “Other comprehensive income” in the Statement of Comprehensive Income and “Other Reserve” in the statement of changes Equity.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

2.3.	Purchase of joint venture interest in transactions between entities under common control

As detailed in Note 14(b) the Company acquired interest in company Cresca S.A., a joint venture of its controlling shareholder. Purchases of joint ventures interest (as well as of subsidiaries and affiliates) in transactions between entities under common control, may be recorded using the acquisition method. The consideration transferred for the acquisition of a joint venture is the fair value of the assets acquired, liabilities assumed and equity instruments issued by the Company. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, when applicable.

Costs related to the acquisition are recorded in statements of operations for the year as incurred. The Company’s interest in the joint venture is measured at the fair value of identifiable assets acquired and liabilities assumed and contingent liabilities at the acquisition date, proportional to the Company’s interest in the joint venture.

When the total consideration transferred does not exceed the fair value of the joint venture acquired net assets, the difference is directly recognized in equity as a contribution by the controlling shareholder, this is a transaction between shareholders.

The measurement and recording of the joint venture interest at its fair value is based on the economic substance of the interest acquisition, in line with the strategy for expansion and development of land in border and international regions.

If the initial accounting from a business combination is incomplete at the year-end in which such combination occurred, the Company records temporary amounts from the items whose recording is incomplete. These temporary amounts are adjusted during the measurement period or the additional assets and liabilities are recognized to reflect the new information obtained in relation to the existing facts and circumstances at the acquisition date, which, if known, would have affected the amounts recognized at that date.

2.4.	Intangible assets – Service agreements

The service agreement with Cresca S.A. was acquired from the controlling shareholder, separately from the purchase of interest in the joint venture, and recognized at the acquisition cost. The agreement has finite useful life and is recorded at cost less accumulated amortization. The amortization is calculated during the estimated period in which the agreement shall generate benefits for the Company based on the apportionment of hectares opened by Cresca in each period in relation to total hectares yet to be opened, existing at the date of the agreement acquisition.

2.5.	Investments in joint venture

Investments in joint venture are recorded under the equity method.

Joint venture is an agreement whereby the parties sharing joint control are entitled to the net assets of the joint ventures. Joint control is the contractual sharing of a control, existing only when decisions on the related activities require the unanimous consent of the parties.

2.6.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing performance of the operating segments, is the Executive Board, also responsible for making the Group’s strategic decisions.

2.7.	Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, bank deposits, maturing within 90 days from the transactions date and other highly-liquid investments and short-term repurchase agreements for which there are no fines or other restrictions as to immediate redemption from the issuer of the instrument cash equivalents are recorded at cost plus earnings accrued up to the balance sheet date, not exceeding market or realizable value.

Marketable securities include bank deposit certificates, Federal Government bonds, exclusive investment funds which are fully consolidated and pledges. In addition, there are marketable securities provided as guarantee for loans and financing recorded in current and noncurrent assets based on the maturities of the referred loans and financing.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

Marketable securities are classified as available for sale. Considering the nature of the investments held by the Company, there are no significant differences between their carrying amounts and their fair value calculated based on the interest up to the balance sheet date, on a pro-rata basis.

Maturities of investments (bank deposit certificates and repurchase agreements) may exceed 90 days from the date they are taken out, and may have repurchase guarantee contractually provided by the financial institution issuer of the security, allowing the redemption of securities at the amount originally invested plus interest, with no penalty. They are classified as cash equivalents.

Fixed-income investments are intended to maintain the value of amounts held by the Company and not yet allocated to rural activities, and are governed by a policy approved by the Board of Directors.

In the statement of cash flows, financing and investing activities include only effective cash and cash equivalents transactions. Therefore, financed purchases and sales of assets are included in Notes 13, 16 and 19.

2.8.	Financial assets

2.8.1	Classification

For the years presented, the Company holds exclusively financial assets classified as loans and receivables, assets available for sale and assets measured at fair value through profit or loss.

(a)	Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets designated by the Company as at fair value through profit or loss upon initial recognition. A financial asset is classified in this category if acquired principally: (i) for the purpose of selling in the short-term (ii) derivative financial instruments are also categorized as at fair value through profit or loss unless they qualify for hedge accounting or, (iii) if the measurement at fair value reduces or eliminates some measurement inconsistence in accordance with the Company’s financial management.

The Company designates certain financial assets at the initial recognition at fair value through profit or loss. This designation cannot be changed later. These assets are limited to derivatives and receivables for the sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in “Trade Accounts receivable.”

Changes in fair value related to receivables for the sale of farms designated at fair value through profit or loss are recognized in “Gain (loss) on remeasurement of receivables from the sale of farms in “financial income”.

(b)	Loans and receivables

The category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities exceeding 12 months after the balance sheet date, which are classified as noncurrent assets. The Group’s loans and receivables comprise trade accounts receivable, other receivables and marketable securities given in guarantee to loans and financing. Loans and receivables are recorded at amortized cost, using the effective interest rate method.

The amortization using the effective interest rate method is included in financial income, in the statement of operations.

(c)	Available-for-sale Financial assets

Available-for-sale assets financial are those non derivative financial assets which are not classified as (a) loans and receivables, (b) investments held to maturity (c) financial assets at fair value through profit or loss. These financial assets include equity instruments and debt bond. Debt bond in this category are those intended to be held for an indefinite period and which may be sold to meet the liquidity needs or as response to the changes in market conditions.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

After initial measurement, available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in the available-for-sale reserve in other comprehensive income until the investment is derecognized, except for impairment loss, the interest calculated using the effective interest method, and the gains or losses on foreign exchange on monetary assets recognized in profit and loss for the period.

When the investment is derecognized or when there is an impairment loss, the cumulative gains or losses previously recognized in other comprehensive income shall be recognized in profit and loss.

2.8.2	Recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables or financial assets available for sale, as the case may be. The Company determines the classification of its financial assets upon their initial recognition, when it becomes a party to the contractual provisions of the instrument.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets include cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farm and derivative transactions, trade accounts payable, loans and financing, and accounts payable for acquisition.

2.8.3	Impairment of financial assets

a)	Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets it can be reliably estimated.

The criteria that the Group uses to determine and there is objective evidence of an impairment loss include:

(i)	significant financial difficulty of the issuer or debtor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv)	it becomes probable that the borrower will go bankrupt or undergo any other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot be yet identified with the individual financial assets in the portfolio, including:

•	adverse changes in the payment status of borrowers in the portfolio; and
•	national or local economic conditions that correlate to defaults on the assets in the portfolio.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of operations. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment based on an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations.

2.9.	Derivative financial instruments

The Company uses derivative financial instruments, as forward currency contracts and forward commodities contracts against the risk of variation in the commodities prices and risk of variation in the foreign exchange rates, respectively.

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. The Company did not designate any derivative for hedge accounting.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations. The fair value of derivative financial instruments is disclosed in Note 7.

Although the Group uses derivative financial instruments for economic hedge purposes, it has not applied hedge accounting in the reported periods.

2.10.	Trade accounts receivables

Trade accounts receivables are amounts due from customers for the sale of goods and real estate (land) in the ordinary course of the Company’s business. If collection is expected to be within one year, they are classified as current assets. They are presented as noncurrent assets.

Trade accounts receivables not related to the sale of farms are initially recognized at fair value, and subsequently measured at amortized cost under the effective interest rate method, less allowance for doubtful accounts, if necessary.

Trade accounts receivables related to the sale of farms for which the amount of cash receivable is contractually determined in reais, equivalent to a number of sacks of soybean, are designated at fair value through profit or loss at initial recognition. In this case, trade accounts receivable are subsequently remeasured at each balance sheet date by applying the number of sacks of soybean to the quote of soybean for future delivery at the maturity date of each installment (or based on estimates and quotes of brokers when there is no quote of soybean for future delivery at a specific maturity date), and by multiplying the resulting amount in US dollars by the exchange rate of US$ to R$ for future delivery also at the same maturity date (considering that future soybean quotes are denominated in US$) and the resulting amount in Reais is discounted to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income under “Gain (loss) on remeasurement of receivables from sale of farms and machinery” (Note 28).

2.11.	Inventories

The inventories of agricultural products are measured at fair value less costs to sell when they are ready to be harvested, when they are transferred from the group of biological assets to the group of inventories.

The inventories of seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were assessed at the average acquisition cost.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

According to practices adopted by Management, upon identification of loss of quality of products which affect their sales (either due to storage, load, transportation and other events related to the operation), these products are counted and physically segregated. At this moment, an internal process of registration, approval, disposal of inventories and allocation of these products is started by means of approval of the responsible officers duly formalized in the Company’s management system.

A provision for impairment of inventories to realizable value of agricultural products is recognized when the fair value recorded in inventories exceeds net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell. Adjustment to net realizable value is recognized in the statement of operations in the period to which it refers, under “Impairment of net realizable value of agriculture product after harvest”.

2.12.	Biological assets

The Company and its subsidiaries’ biological assets consist, mainly, of the cultivation of soybean, corn, sorghum, cotton and sugarcane and are measured at fair value less cost to sell. These crops are not only cultivated to obtain non real estate operating profit, but also as an appreciation vector of the real estate value of these rural properties.

The soybean, corn, sorghum and cotton crops are temporary cultures, in which the agricultural product is harvested after a period of time ranging from 110 to 180 days after the planting date, depending on the crop, variety, geographic location and climate conditions.

The sugarcane crops productive cycle is five years, average, after their first cut, and, accordingly, they are classified as noncurrent biological assets.

The fair value of biological assets is determined upon their initial recognition and at each subsequent reporting date. Gains and losses that arise on measuring biological assets at fair value are determined by the difference between the fair value and cost to sell, and are recognized in the statement of operations for the period in which they arise, under “Changes in fair value of biological assets and agricultural products”.

In certain circumstances, the fair value less cost to sell approximate the cost of the crop until that moment, when only a little biological transformation has taken place since the costs were originally incurred, or the impact of biological transformation on price is not expected to be material. Biological assets remain recorded at their fair value.

Methodology used

•	Sugar cane crops – The calculation method used to estimate the value of the biological asset “sugarcane” is the discounted cash flow at a rate compatible to the risk and term of operations. For such, we projected the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each plantation, the prices of Total Sugar Recoverable, estimated productivities and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each planted hectare.

•	Crops of soybean, corn, sorghum, pearl millet and cotton – The calculation method used to estimate the value of the biological assets of grains/cotton is the discounted cash flow at a rate compatible to the risk and term of operations. For such, we projected the future cash flows taking into consideration the estimated productivity, costs to be realized based on the company budget or based on new internal estimates and the market prices. The prices related to commodities available in the future markets are obtained from the prices of the following trading stock exchanges: CBOT (“Chicago Board of Trade”), BM&F (Bolsa de Mercadorias e Futuros), NYBOT (“New York Board of Trade”). For the agricultural products without this type of market, we used the prices obtained through direct market surveys or surveys disclosed by specialized companies. As for the market prices, we utilized its logistics and tax discounts in order to find the prices of each of these products in each production unit of the Company.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

As mentioned above, the fair value of the biological assets presented in the balance sheet was determined using valuation techniques – discounted cash flow method. The data for this method is based on the information available in the market, whenever possible, and when it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as, price, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in the biological assets.

2.13.	Investment properties

The Company’s business strategy aims mainly at the acquisition, development, exploration and sale of rural properties with agricultural suitability. The Company acquires rural properties for which it expects significant potential to generate value by means of maintenance of the assets and development of profitable agricultural activities. From the acquisition of our rural properties, the Company seeks to implement crops of high value added and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on our strategy, when the Company considers that the rural properties have reached a profitable value, it sells these rural properties to realize capital gain.

The land of rural properties purchased by the Company is measured at acquisition cost, which does not exceed its net realizable value and is presented in “Non-current assets”. The fair value of each property is measured in Note 13.

Buildings and improvements in investment properties are measured at its historical cost less accumulated depreciation following the same criteria as described for Property, plant and equipment in Note 2.14.

2.14.	Property, plant and equipment

Property, plant and equipment are measured at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Historical cost also includes borrowing costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with item will flow to the Company and the cost of the item can be reliably measured. All other repair and maintenance costs recognized in profit and loss for the year, when incurred

Depreciation is calculated using the straight-line method to allocate their cost to their net carrying amount over their estimated useful lives, whose annual depreciation rates are described below:

	Annual depreciation rates – %
	2014	2013	2012
Buildings and improvements	4-20	4-20	4-20
Equipment and facilities	10	10	10-20
Vehicles and agricultural machinery	13-20	13-20	10-25
Furniture and fixture	10	10	10
Opening of area	10-20	10-20	10-20

The assets’ net book values and useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount exceeds its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the selling price with the carrying amount, and are recognized as “Other revenue” in the statement of operations.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

2.15.	Intangible assets

Intangible assets comprise software license and acquired contractual rights, and are amortized over their estimated useful lives, from 5 to 20 years.

Costs associated with maintaining computer software programs are recognized as expenses, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets, these costs do not exceed their recoverable value.

2.16.	Trade accounts payables

Trade accounts payables are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Trade accounts payables are classified as current liabilities if payment is due within one year. Otherwise, they are presented as noncurrent liabilities.

2.17.	Loans and financing

Loans and financing are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between funds raised (net of transaction costs) and the settlement value is recognized in the statement of operations over the loans and financing agreement period using the effective interest rate method.

Fees paid in raising credit facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

The contingent liabilities arising from labor, social security, tax, environmental, contractual and operating obligations, and administrative and judicial claims are recognized at their estimated amount when the likelihood of loss is considered probable.

2.19.	Current and deferred income and social contribution taxes

(a)	Current income and social contribution taxes

Current tax is the expected tax payable or receivable/recoverable on taxable profit or loss for the year. To calculate current income and social contribution taxes, the Company adopts the Transitional Tax Regime (RTT), which allows the elimination of effects arising from changes in the tax bases of these taxes introduced by Laws No. 11638/2007 and No. 11941/2009.

Current and deferred income and social contribution taxes are calculated based on the rates of 15%, plus surtax of 10% on taxable profit exceeding R$240 per annum for income tax, and 9% on taxable profit for social contribution tax on net profit, and considers the offset of income and social contribution tax losses limited to 30% of annual taxable profit, except for the rural activity which may reach 100% of annual taxable profit. There is no prescription period for the income and social contribution tax loss balance. As permitted by tax legislation, certain subsidiaries opted for the regime in which profit is computed as a percentage of their revenues. For these companies, the estimated income and social contribution tax bases are calculated at the rate of 8% and 12% on gross revenue, respectively, on which the statutory rates of the related tax and contribution are applied.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

(b)	Deferred income tax and social contribution taxes

Deferred income tax is recognized by the estimated future effect of temporary differences and income and social contribution tax losses. A deferred income tax liability is recognized for all the temporary tax differences, whereas the deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets and liabilities are classified as non-current. The income tax related to items directly recognized in equity for the current or previous year are directly recognized in the same account.

Deferred income and social contribution taxes are calculated on income and social contribution tax losses and the related temporary differences between the calculation basis of income and social contribution tax assets and liabilities and the carrying amount of the financial statements. The rates of these taxes, currently defined for the determination of these deferred tax credits are 25% for income tax and 9% for social contribution tax (Notes 22 and 29).

2.20.	Employee benefits

a)	Share-based payments

The Company operates a number of equity-settled, share-based payment plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and the remaining of an entity employee over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be met.

At the balance sheet date, the entity reviews its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of original estimates reviewed, if any, in the statement of operations, with a corresponding adjustment to equity. Amounts received net of any directly attributable transaction costs are credited to capital (nominal value) and share premium, if applicable, when options are exercised.

b)	Profit sharing

The Company provides employees with a profit-sharing program, under which all of the employees have the right to receive annual bonuses based on the Company’s consolidated financial and operational results, and also on personal goals set for individual employees. Profit sharing is usually recognized at year end, when the amount can be reliably measured by the Company.

2.21.	Capital

Common shares are classified in equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction of the amount raised, net of taxes.

2.22.	Non-controlling interests

Non-controlling interests are shown as a component of equity in the balance sheet and the share of profit attributable to non-controlling interest is shown as a component of profit or loss, for the year in the consolidated statement of operations at June 30, 2012. At June 30, 2013 and June 30, 2014 there was no non-controlling shareholders interest.

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

2.23.	Revenue recognition

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

(a)	Sale of goods

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

(b)	Sale of farms

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

(c)	Revenue from lease of land

The leasing revenues of land are recognized on the straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized based on the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract. The amounts received in advance as leasing, when applicable, are recognized in non-current liabilities under the caption “Other liabilities”.

Leasing revenues in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

2.24.	Financial income and expenses

Financial income and expenses represent interest, monetary and exchange variations arising from loans and financing, financial investments, trade receivables, monetary and exchange variations on assets and liabilities, derivative financial instruments and discounts obtained from suppliers for the prepayment of trade payables invoices.

2.25.	Leases

The Group classifies lease of farms as operating leases to the extent that a significant portion of the risks and benefits of the ownership is held by the lessor. The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale. The lease payments are valued based on a future quotation of soybean and as such, do not have a fixed value.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

2.26.	Dividends payable and interest on equity

Distributions of dividends and interest on capital to the Group’s stockholders are recognized as a liability in the Group’s financial statements at year-end based on the Group’s articles of associations. Any amount that exceeds the minimum legally required is only approved at the shareholders’ general meeting according to the proposal submitted by the Board of Directors. The tax benefit of interest on equity is recognized in the statement of operations.

2.27.	Adjustment to present value – of assets and liabilities

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

2.28.	Basic and diluted earnings (loss) per share

The basic earnings/(loss) per share is calculated by dividing the available profit (loss) (allocated) to common shareholders by the average weighted number of outstanding common shares during the year.

The diluted earnings per share is similarly computed, except that the outstanding shares are added, to include the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and warrants had been issued during the related years, using the weighted average price of the shares.

2.29.	Statement of comprehensive income

The Company presents a statement of comprehensive income in its financial statements which includes profit (loss) for the year and the effect of the currency translation adjustment of its foreign joint venture.

2.30.	Statement of cash flow

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

Based on assumptions, the Company makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a)	Net carrying amount and useful life of property, plant and equipment

The value and useful life of assets are assessed by specialists and adjusted at year end when necessary at the end of each reporting period.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The carrying amount of the asset is immediately reduced to its recoverable amount if the carrying amount is estimated to exceed the recoverable amount.

b)	Contingencies

The Company is party to different legal and administrative proceedings, as described in Note 31. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss includes the opinion of outside legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements. (Note 31).

c)	Subscription warrants

As described in Note 23(b), the Company issued subscription warrants to its founder shareholders in March 2006, before the initial public offering. In the prospect of the initial public offering, the Company disclosed that the issue of subscription warrants to its founder shareholders was a recognition of their work for the Company’s foundation, for the entrepreneur spirit, for having prepared the Company for the initial public offering, and for having prepared the business plan, assuring their commitment to the Company’s development. The subscription warrants were attributed to the founder shareholders on a free basis.

The Company concluded that the subscription warrants should be recorded in the scope of IFRS 2/, as instrument of shareholding interest issued in exchange for services rendered by parties other than the employees. Considering that, before the transition date to IFRS (July 1, 2009), all subscription warrants of first issue could already be exercised and the Company had not disclosed the fair value at the evaluation date, the requirements for the transition to IFRS resulted in the fact that IFRS recognition and evaluation standards were not applied to the subscription warrants, and the accounting by the former GAAP was maintained. Pursuant to the former GAAP, the subscription warrants are not recorded, resulting in their non-recording the subscription warrants in these financial statements.

d)	Biological assets

The fair value of biological assets recorded in the balance sheet (Note 11) was determined using valuation techniques, including the discounted cash flow method. The input for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment is required in order to estimate inputs such as, for example, price, productivity, and production cost. Changes in the assumptions used to determine those inputs may affect the fair value recognized for biological assets.

A 1% increase or decrease in the expected productivity of sugarcane and grains would result in an increase or decrease in the value of the biological asset by R$1,261, and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in the value of the biological asset by R$1,408.

e)	Investment properties

The fair value of the investment properties disclosed in the notes to the financial statements was obtained through appraisal reports of the farms prepared by external appraisal.

The appraisal was carried out by means of standards adopted in the market considering characterization, location, type of soil, climate of the region, calculation of the improvements, presentation of the elements and calculation of the land value, which may vary in relation to these variables.

Methodology used

At June 30, 2014, the following assumptions were used for the evaluation of farms:

i)	The evaluation used as basis, among other, the following information: (i) location of farms, (ii) total area and its related percentage of opening and use;

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

ii)	The Market value presented for the farm corresponds to the portion of bare land and of construction and improvements, for payment in cash, not including machinery, equipment, agricultural inputs, crops. The soil adjustment factor (preparation of land for planting) was considered in the assessment of prices;

iii)	The price of soybean sack is the reference for the amount of land addressed to agriculture, in the surveyed region. The unit amounts of the farms for sale (Market researches) were obtained in soybean sacks per hectare. Accordingly, the amount in reais (R$) of the property varies directly in relation to the variation in the soybean price; and

iv)	The soybean price considered at the base-date of the engagement, April 15, 2014, was R$ 55.00 for the regions of Barreiras, State of Bahia, and Baixa Grande do Ribeiro, State of Piauí, and R$ 55.50 for the regions of Alto Taquari and

Mineiros, States of Goiás and Mato Grosso, respectively. This amount represents an average in amounts arbitrated by the real estate Market of the region due to the great instability in the amount of soybean sack.

f)	Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 22, based on the differences between the carrying amount presented in the financial statements and the tax base of assets and liabilities using the effective rates. The Company regularly reviews the deferred tax assets for the possibility of recovery, considering the generated historical profit and the projected future taxable profit, in accordance with a study of technical feasibility.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

4.	Pronouncements (new or revised) and interpretations applicable to the year ended June 30, 2014 and applicable to years starting on or after January 1, 2014 and subsequent years.

The Company first applied certain standards and amendments which had no impact on the financial statements of the Company, namely: IFRS 13 Fair Value Measurement; changes in IAS 01 Presentation of Financial Statements; IFRS 10 Consolidated Financial Statements and Business IFRS11 together. Furthermore, the application of IFRS 12 Disclosure of interests in other entities resulted in additional disclosures in the financial statements.

New accounting standards, interpretations of and amendments to existing IFRS standards which are already effective at January 1,2014 have not been early adopted by the Company, since its reporting period is June 30 , 2014 and, accordingly, they will be adopted as from July 1, 2014. There are also standards and IFRS amendments to standards which are not effective and have not been early adopted by the Company.

Standard	Main requirements
IFRS 9 Financial Instruments	IFRS 9, as issued, reflects the first phase of IASB work to replace IAS 39 and is applicable to the classification and evaluation of financial assets and liabilities according to IAS 39 definition. The pronouncement would be initially applicable as from the years starting on or after January 1, 2013, but the pronouncement Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed its effectiveness to January 1, 2015. In the subsequent phases, IASB shall approach issues as recording of hedges and provision for losses of financial assets. The adoption of the first phase of IFRS 9 shall impact on the classification and evaluation of the Company’s financial assets, but shall not impact on the classification and evaluation of its financial liabilities. The Company shall quantify the effects together with the effects of the other phases of IASB Project, as soon as the final consolidated standard is issued.
Investment Entities (Amendment to IFRS 10, IFRS 12 and IAS 27)	The reviews shall be effective for the years starting on or after January 1, 2014 and provide an exception for the consolidation requirements for entities complying with the definition of investment entities according to IFRS 10. This exception requires that the investment entities record the investments in subsidiaries at their fair values in P&L. The Company does not expect that these amendments will be material for its financial statements, since none of its entities is qualified as investment entity.
IAS 32 Offsetting Financial Assets and Liabilities – Review of IAS 32	These reviews clarify the meaning of “currently has a legal enforceable right to set off the recognized amounts” and the criterion for the mechanisms of non-simultaneous settlement of clearance houses to be qualified for offsetting. These amendments shall be effective for the years starting on or after January 1, 2014. The Company does not expect that these amendments will be material for its financial statements.
IFRIC 21 levies	IFRIC 21 clarifies that an entity should recognize a liability for a tax when the triggering event occurs. For a tax requiring its payment arising from the achievement of any metrics, the interpretation indicates that no liability should be recognized until the metric is achieved. IFRIC 21 is effective for the years ended on or after January 1, 2014. The Company does not expect any material impact from IFRIC 21 on its financial statements

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

IAS 39 Renewal of Derivatives and Continuation of Hedge Accounting – Review of Amendments to IAS 39	This amendment softens the discontinuation of hedge accounting when the novation of a hedge-designated derivative meets certain criteria. These amendments are effective for the years starting on or after January 1, 2014. The Company does not expect that this amendment will be material to its financial statements.
IAS 36 – Impairment of Assets

In May 2013, IASB issued an amendment to IAS 36. The amendment to this standard requires the disclosure of discount rates used in the current and previous evaluation of the recoverable amount of assets, if the recoverable amount of the impaired asset is based on an valuation technique at present value based on the fair value less the disposal cost.

This standard is effective for annual periods starting on or after January 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its Financial Statements.

IAS 19 – Employee contributions to defined benefit plans	In November 2013, IASB issued an amendment to standard IAS 19. The amendment to this standard aims to establish aspects related to the recognition of employees’ or third parties’ contributions and their impacts on the cost of service and periods of service. This standard is effective for annual periods starting on or after July 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its Financial Statements.

The Company intends to adopt such standards when they are applicable to the Company from July 1, 2014.

There are no new standards or interpretations issued and not yet adopted which may, in Management’s opinion, significantly impact the result or equity disclosed by the Company.

5.	Financial risk management

5.1	Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalents, short-term investments, trade accounts receivables, accounts receivable for the sale of farms, trade accounts payable, accounts payable for the purchase of farms, loans and financing and derivative instruments.

Certain Company’s operations expose it to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Company also enters into derivative financial instruments, used to hedge it against exposures with respect to crops or with respect to assets and liabilities recognized in the balance sheet, depending on the nature of the specific operation.

Considering the nature of the instruments, excluding derivative financial instruments, fair value is basically determined by the application of the discounted cash flow method. The amounts recorded under current assets and liabilities are either highly liquid or mature within twelve months. Considering its terms and characteristics, the book value approximates its fair value.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

5.2.	Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company’s policies with respect to transactions with financial instruments, which have been approved by the Board of Directors, are as follows: (i) Investment Policy which provides guidelines with respect to Company’s investment of cash, considering the counterparty risk, the nature of instruments and liquidity, among others; (ii) Derivative financial instrument policy which provides guidelines to manage the Company’s exposures to currency risk, interest rate and index risks, and agricultural commodities price risk, always relating the derivative financial instrument to the asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or the Derivative financial instrument Policy including hedge against future cash flows with respect to future production of commodities.

a)	Cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and trade accounts payable

The amounts recorded approximate their estimated fair value.

b)	Loans and financing

The carrying amount of loans and financing is denominated in reais and has interest rates either fixed or based on the TJLP (Long Term Interest Rate). The carrying amount of loans and financing approximates its fair value. The Executive Board reports the operations entered into at the Board of Directors’ meetings.

5.3.	Analysis of risk exposure of financial assets and liabilities

a)	Currency risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in exchange rates, which reduce the nominal amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell products existing in inventories or agricultural products not yet harvested when sales are made at prices to be fixed at a future date, prices which vary depending on the exchange rate.

		Non derivatives- Outstanding balance – (Thousands of R$)			Volume/Derivatives (Note 7) – Position – (Thousands of US$)
Accounting caption	Index to which it is exposed	06/30/2014	06/30/2013	06/30/2012	06/30/2014	06/30/2013	06/30/2012
Cash and cash equivalents	USD	13,861	—	—	—	—	—
Accounts receivable Cresca (Note 33)	USD	26,068	—	—	—	—	—
Acquisitions payable	USD	—	(2,163)	(1,974)	—	—	—
Operations with derivatives	USD	—	—	—	9,303	(1,461)	(31,833)
Accounts payable Cresca (Note 33)	USD	(33,019)	—	—	—	—	—

Total		6,910	(2,163)	(1,974)	9,303	(1,461)	(31,833)

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

b)	Interest rate and index risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the interest rates or index which increase financial expenses related to certain contracts for the acquisition of land, pegged to IGP-M (“FGV”), an inflation index, variation.

		Non derivatives – Carrying Amount –(Thousands of R$)
Accounting caption	Index to which it is exposed	06/30/2014	06/30/2013	06/30/2012
Cash and cash equivalents	CDI	72,884	75,694	67,464
Marketable securities	CDI	21,532	9,244	23,197
Payables for purchase of farms	CDI	(26,060)	(23,841)	(22,296)

Total CDI		68,356	61,097	68,365

Payables for purchase of farms	IGP-M	(18,760)	(17,646)	(16,588)
Total IGP-M		(18,760)	(17,646)	(16,588)

Loans and financing	TJLP/SELIC	(19,435)	(7,804)	(27,038)

Total TJLP		(19,435)	(7,804)	(27,038)

Loans and financing	Fixed rates	(100,727)	(94,049)	(67,323)

Total fixed rates		(100,727)	(94,049)	(67,323)

c)	Agricultural commodities price risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the market prices of agricultural products.

		Non derivatives – Carrying Amount – (Thousands of R$)			Derivatives (Note 7) – Volume/Position – (Thousands of R$)
Accounting caption	Index to which it is exposed	06/30/2014	06/30/2013	06/30/2012	06/30/2014	06/30/2013	06/30/2012
Trade receivables	Soybean	30,045	72,824	22,204	—	—	—
Financial instruments derivatives	Soybean	—	—	—	(181,428)	(1,020)	(1,247)
Financial instruments derivatives	Corn	—	—	—	25	(114)	(406)
Total		30,045	72,824	22,204	(181,403)	(1,134)	(1,653)

5.4.	Objectives and strategies of risk management and of use of derivative instruments

Managing the financial risks is the responsibility of the Executive Board, which evaluates the exposure to the foreign currency risk, interest rate and index risk and agricultural commodities price risk with respect to assets, liabilities and transactions of the Company. Considering the exposure to such risks, Company management evaluates the convenience, cost and availability in the market of derivative financial instruments which allow minimization of the existing exposure to such risks. After such assessment, the Executive Board decides whether to enter into derivative financial instruments within the parameters previously approved in the Policies referred to above, and reports it to the Board of Directors in its meetings.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

5.5.	Risks related to operating strategy

The use of derivative instruments as an economic hedge minimizes the risks of changes in the cash flows arising from the currency risk, interest rate and index risk and agricultural commodities (currently soybean and corn) prices risks. However the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of different factors such as, among others, differences between the contracting dates, the maturity and settlement dates, or differences in “spreads” on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps.

In the case of the strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the hedge assets and liabilities being hedged.

In the case of the strategy to hedge forecasted sales of soybean or to hedge accounts payables/receivables that have its amount subject to changes based on commodities, there may be differences arising from additional factors such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets in which soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which hedging instruments were contracted, the Company will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

To the extent that the Company does not fix the selling price of soybean through derivative financial instruments, but rather it establishes a range of selling prices through options, the quantity of US dollars to be received from the sale of soybean to customers and from the settlement of the options is a range of amounts. Should the notional amount of futures to sell US dollars entered into is lower than the actual amount of US dollars received, the Company will be exposed to changes in the exchange rate between the US dollar and the Brazilian real for the amount protected in excess and vice-versa should the notional amount of futures to sell US dollars entered into is higher than the actual amount of US dollars received.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

Additionally, the Company is subject to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded in on stock exchanges or from prime first-tier financial institutions or “trading” companies. The Company understands that, at the balance sheet date, there are no indications of collectability risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

5.6.	Controls over the use of derivative financial instruments

The main controls established on the use of derivative financial instruments are as follows:

•	establishment of policies defined by the Board of Directors;

•	prohibition to enter into derivative financial instruments that have not been approved by the Executive Officers;

•	maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments contracts;

•	daily risk report with the consolidated position provided to a group comprising the Executive Officers and designated members of the Board of Directors;

•	monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

•	the fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

5.7	Impact of derivative instruments on the statement of operation

The gains and losses for changes in the fair value of derivative financial instruments are recognized in the statement of operations separately between realized statement of operation (corresponding to derivative financial instruments that have already been settled) and unrealized profit and loss (corresponding to derivative financial instruments not yet settled).

5.8.	Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded in stock exchanges (BM&F BOVESPA and Chicago Board of Trade) is determined based on the quoted market price at the balance sheet date. To estimate the fair value of derivative financial instruments not traded in stock exchanges the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counter parties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a material effect on the amount of the estimated fair value.

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and index derivatives), are marked to market by the investment fund, in accordance with its own rules applicable for investment funds, i.e., using market curves observed in the Futures and Commodities Exchange (BM&F BOVESPA), Cetip S.A, among others, and are examined by independent auditors.

Specific methodologies used for derivative financial instruments entered into by the Company:

•	Derivative financial instruments of agricultural commodities – The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available on the Chicago Board of Trade (CBOT).

•	Derivative financial instruments of foreign currencies – The fair value is determined based on information obtained from various market sources including, as appropriate the BM&F BOVESPA, CETIP S.A., local banks, in addition to information sent by the operation counterparty.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

(a)	Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on hedged assets and/or liabilities or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis aims at measuring the impact of changes in market variables on the abovementioned financial instruments of the Company, considering all other market indicators as constant. Upon settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2014, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50% respectively, was considered.

The reference for the preparation of the probable scenario was the market prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the probable scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

					2014
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I – 50%	Scenario II – 25%	Scenario III + 25%	Scenario IV + 50%
Foreign Exchange rate–R$/US$	2.20	1.10	1.65	2.75	3.30
Soybean – US$ / bushel – May 2015 (CBOT)	11.76	5.88	8.82	14.70	17.64
Soybean – US$ / bushel – July 2015 (CBOT)	11.81	5.90	8.86	14.76	17.71
Corn – US$ / bag – September 2014 (BM&F)	10.73	5.36	8.05	13.41	16.09
Corn – US$ / bushel – September 2014 (CBOT)	4.19	2.09	3.14	5.23	6.28

					2013
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I – 50%	Scenario II – 25%	Scenario III + 25%	Scenario IV + 50%
Foreign exchange rate – R$ / US$	2.22	1.11	1.66	2.77	3.32
Soybean – US$ / bushel – August 2013 (CBOT)	14.31	7.16	10.73	17.89	21.47
Soybean – US$ / bushel – May 2014 (CBOT)	12.55	6.27	9.41	15.68	18.82
Soybean – R$ / bushel – July 2014 (CBOT)	30.22	15.11	22.67	37.78	45.33
Soybean – US$ / bushel – July 2014 (CBOT)	12.59	6.29	9.44	15.73	18.88
Corn – R$ / bushel – July 2014 (CBOT)	25.71	12.86	19.29	32.14	38.57
Corn – US$ / bushel – July 2014 (CBOT)	5.36	2.68	4.02	6.69	8.03

					2012
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I –50%	Scenario II – 25%	Scenario III + 25%	Scenario IV + 50%
Foreign exchange rate – R$ / US$	2.12	1.06	1.59	2.65	3.18
Soybean – US$ / bushel – November 2012	14.99	7.50	11.24	18.74	22.48
Soybean – R$ / bushel – March 2013	29.86	14.93	22.40	37.33	44.79
Soybean – US$ / bushel – May 2013	14.22	7.11	10.67	17.78	21.33
Soybean – R$ / bushel – July 2013	29.90	14.95	22.42	37.38	44.85
Soybean – US$ / bushel – July 2013	14.16	7.08	10.62	17.70	21.24
Corn – R$ / bushel – July 2013	14.45	7.23	10.84	18.06	21.68
Corn – R$ / bushel – September 2012	25.80	12.90	19.35	32.25	38.70
Corn – US$ / bushel – September 2012	6.60	3.30	4.95	8.25	9.90

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The table below presents, for each transaction, the effect on the change in the estimated fair value at June 30, 2014 of the derivative financial instrument as well as the effect on increase or decrease of fair value of the related asset or liability. The effect on changes in fair value has been determined on an individual basis for each derivative financial instrument, asset or liability for each transaction and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

	2014
Operation	Risk		Sensitivity analysis				Position
		(a)	Low		High
		Probable scenario	Scenario I–50%	Scenario II–25%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit	Maturity
Derivative
	SOYBEAN	–	5,190	2,595	(2,595)	(5,190)	(181)	thousands bags of soybean	May/15 to Jul/15
	CORN	–	133	69	(59)	(123)	0	thousands bags of corn	Sept/14
	USD	–	(17,444)	(8,839)	10,904	16,413	9,303	US$‘000	Jul/14 to Jul/15

	2013
Operation	Risk		Sensitivity analysis				Position
		(a)	Low		High
		Probable scenario	Scenario I–50%	Scenario II–25%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit	Maturity
Derivative
	SOYBEAN	–	31,003	15,551	(15,386)	(30,988)	(1,021)	thousand bags of soybean	aug/13 to jul/14
	CORN	–	1,602	801	(801)	(1,602)	(114)	thousand bags of corn	jul/14
	USD	–	12	(1,179)	661	91	(1,461)	US$‘000	jul/13 to jul/14

	2012
Operation	Risk		Sensitivity analysis
			Low		High
		Probable scenario	Scenario I–50%	Scenario II–25%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit	Maturity
Derivative
	SOYBEAN	(3,866)	(44,465)	(24,166)	16,433	36,732	(1,247)	thousand bags of soybean	nov/12 to jul/13
	CORN	(1,289)	(7,061)	(3,837)	2,609	5,832	(407)	thousand bags of corn	ago/12 a jun/13
	USD	(3,269)	(37,600)	(20,434)	13,895	31,060	(31,833)	US$‘000	jul/12 to jul/13

Debt for purchase of farm		(101)	(1,165)	(633)	431	962	(983)		dec/12

(a)	As of June 30, 2014, the reference for the preparation of the probable scenario was the market prices of each one of the reference assets of derivative instruments held by the Company at the reporting period. Since all these assets are inserted in competitive and open markets, the current Market price is a satisfactory reference for the estimated price of these assets. Accordingly, since the current market price was the reference for the calculation both of the book value of derivatives and the probable scenario, the result of the latter one is equal to zero.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

a)	Sensitivity analysis

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s loans and receivables. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

				Current		Scenario I – Probable		Scenario I – Possible		Scenario II – Remote		Scenario I – Possible		Scenario II – Remote
	Risk	Classification	Details	June 30, 2014				Decrease 25%		Decrease 50%		Increase 25%		Increase 50%
	(Amounts in thousands of R$)
	CDI	CASH	Investment – CDI	123,482	11.00%	299	11.25%	(3,366)	8.44%	(6,731)	5.63%	3,366	14.06%	6,731	16.88%
	USD	CASH	Investment – USD	14,390	2.25	1,279	2.40	(3,567)	1.65	(7,133)	1.10	3,567	2.75	7,133	3.30
	TJLP	Financing	Financing in TJLP – BNDES	(16,404)	5.00%	—	5.00%	52	3.75%	104	2.50%	(52)	6.25%	(104)	7.50%
	NA	Financing	Rural Credit	(725)	5.88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	NA	Financing	LCA	(10,645)	10.69%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	NA	Financing	Constitutional Funds	(86,487)	7.23%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	NA	Financing	BNDES	(2,870)	5.88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CDI	CDI	Financing	FINEM – BNDES	(3,031)	11.00%	8	11.25%	85	8.44%	170	5.63%	(85)	14.06%	(170)	16.88%
IGPM	IGPM	Debt	Farm payable (R$)	(26,060)	5.44%	—	5.44%	354	4.08%	709	2.72%	(354)	6.80%	(709)	8.16%
CDI	CDI	Debt	Farm payable (R$)	(18,760)	11.00%	—	11.00%	516	8.25%	1,032	5.50%	(516)	13.75%	(1,032)	16.50%
USD	USD	Debt	Acquisition CRESCA S.A.	(33.019)	2.20	(2,861)	2.40	7,976	1.65	15,951	1.10	(7,976)	2.75	(15,951)	3.30
USD	USD	Debt	Acquisition Paraguay Option	(10,201)	2.20	(915)	2.40	2,550	2.11	5,101	2.14	(2,550)	2.35	(5,101)	2.38
PRÉ	N/A	Receivable	Receivables for Farms (R$)	3,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	735,000	56.41	—	56.41	(10,365)	42.31	(20,731)	28.21	10,365	70.51	20,731	84.62
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	185,000	52.98	—	52.98	(2,450)	39.74	(4,901)	26.49	2,450	66.23	4,901	79.47
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	143,325	52.96	—	52.96	(1,898)	39.72	(3,795)	26.48	1,898	66.20	3,795	79.44
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	396,652	56.41	—	56.41	(5,594)	42.31	(11,188)	28.21	5,594	70.51	11,188	84.62

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

b)	Credit risk

Credit risk refers to the risk of noncompliance by a counterparty with its contractual obligations, leading the Company to incur in financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable for the sale of sugarcane, grains, and for the lease of land.

To reduce credit risk in the commercial transactions, the Company adopts the practice of defining credit limits and of constantly monitoring the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

c)	Liquidity risk

The prudent management of liquidity risk implies maintenance of sufficient cash and short-term investments for the Company to meet its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

Cash surplus is mainly invested in FIM Guardian investment fund, classified as a multi-market investment fund, managed by BTG Pactual S.A. Bank. The fund has a clear investment policy, with limits to risk concentration.

The table below shows the Company’s financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the undiscounted contractual cash flows and include interest, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2014 and 2013 are payable upon the fulfillment of certain conditions precedent by the sellers and, as a result, its payment date cannot be determined and have been considered as payable on demand in the table below; no interest or other financial charges have been considered.

	Less than one year	From one to two years	From three to five years	Above five years	Total
Financial liabilities
At June 30, 2012
Trade accounts payables	4,151				4,151
Financial Instruments derivatives	8,307	10,209			18,516
Loans and financing	45,456	27,923	22,376	13,297	109,052
Payables for purchase of farms	40,858				40,858
At June 30, 2013
Trade accounts payables	7,777				7,777
Financial Instruments derivatives	2,860	1,140			4,000
Loans and financing	44,929	16,282	23,216	17,426	101,853
Payables for purchase of farms	43,650				43,650
At June 30, 2014
Trade payables	8,158	—	—	—	8,158
Financial Instruments derivatives	204	—	—	—	204
Loans and financing	62,253	13,859	29,539	14,511	120,162
Payables for purchase of farms	44,820	—	—	—	44,820
Transactions with related parties	—	33,237	—	—	33,237

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

5.9.	Capital management

The Company’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividend paid to stockholders, return capital to stockholders or, also, issue new shares or sell assets to reduce, for example, debt.

Consistent with others in the industry, the Company monitors capital based on the leverage ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and financing (including “current and noncurrent loans and financing” as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

According to the following table, the Company presents net debt of loans, acquisitions payable and trade accounts payables.

	2014	2013	2012
Total loans	120,162	101,853	94,361
Total payables for purchase of farms	44,820	43,650	40,858
Total trade accounts payables	8,158	7,777	4,151

	173,140	153,280	139,370
Less: cash and cash equivalents	(86,745)	(75,694)	(67,464)
Less: marketable securities	(35,314)	(27,232)	(23,197)

	(122,059)	(102,926)	(90,661)
Net (debt)	(51,081)	(50,354)	(48,709)

Total equity	583,906	586,985	558,968

Total capital	634,987	637,339	607,677

	(8% )	(8% )	(8% )

5.10.	Hierarchy of fair value

The carrying amounts (less impairment) of trade accounts receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows at the current market interest rate that is available for similar financial instruments.

The Group adopted IFRS 7 and IFRS 13 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The	following table presents the Group’s assets and liabilities that are measured at fair value at June 30 referred to level 2:

	2014		2013		2012
	Level 2	Total	Level 2	Total	Level 2	Total
Financial Assets
Current asset
Cash equivalents	86,745	86,745	75,694	75,694	67,464	67,464
Marketable securities	21,532	21,532	9,244	9,244	–	–
Derivative financial instruments	18,255	18,255	17,081	17,081	4,327	4,327
Trade receivables	30,865	30,865	131,102	131,102	60,655	60,655
Non-current
Marketable securities	13,782	13,782	17,988	17,988	23,197	23,197
Derivative financial instruments	63	63	1,714	1,714	—	—
Trade accounts receivables	36,887	36,887	33,729	33,729	12,759	12,759
Transactions with related parties	26,068	26,068	—	—	—	—

Total	234,197	234,197	286,552	286,552	168,402	168,402

	2014		2013		2012
	Level 2	Total	Level 2	Total	Level 2	Total
Liabilities
Current
Trade account payables	8,158	8,158	7,777	7,777	4,151	4,151
Loans and financing	62,253	62,253	44,929	44,929	43,067	43,067
Derivative financial instruments	204	204	2,860	2,860	8,307	8,307
Payable for acquisitions	44,820	44,820	43,650	43,650	40,858	40,858
Non-current
Loans and financing	57,909	57,909	56,924	56,924	51,294	51,294
Derivative financial instruments	—	—	1,140	1,140	10,209	10,209
Transactions with related parties	33,019	33,019	—	—	—	—

Total	206,363	206,363	157,280	157,280	157,886	157,886

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

5.11.	Consolidated financial instruments by categories

		2014					2013
	Note	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair value	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair value
Assets
Current
Cash equivalents		71,498	—	—	71,498	71,498	62,954	—	—	62,954	62,954
Marketable securities	6.2	—	21,532	—	21,532	21,532	—	9,244	—	9,244	9,244
Trade accounts receivables		34,145	—	—	34,145	34,145	99,884	—	—	99,884	99,884
Receivable from sale of farm	8	—	—	30,865	30,865	30,865		—	31,218	31,218	31,218
Financial instruments derivatives	7	—	—	18,255	18,255	18,255	—	—	17,081	17,081	17,081
Non-current
Restricted marketable securities	12	13,782	—	—	13,782	13,782	17,988	—	—	17,988	17,988
Trade receivables	8	566	—	—	566	566	830	—	—	830	830
Receivable from sale of farm	8	—	—	36,887	36,887	36,887		—	32,899	32,899	32,899
Transactions with derivatives	7	63	—	—	63	63	—	—	1,714	1,714	1,714
Transactions with related parties	33	26,068	—	—	26,068	26,068	—	—	—	—	—

Total		146,122	21,532	85,997	253,661	253,661	181.656	9,244	82,912	273,812	273,812

		2012
	Note	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair value
Assets
Current
Cash equivalents		55,283	—	—	55,283	55,283
Marketable securities		—	—	—	—	—
Trade accounts receivables		51,210	—	—	51,210	51,210
Receivable from sale of farm	8	9,445	—	—	9,445	9,445
Financial instruments derivatives	7	—	—	4,327	4,327	4,327
Non-current
Marketable securities		23,197	—	—	23,197	23,197
Receivable from sale of farm	8	12,759	—	—	12,759	12,759
Financial instruments derivatives		—	—	—	—	—

Total		151,894	—	4,327	156,221	156,221

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

		2014				2013
	Note	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair value	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair value
Liabilities
Current
Trade accounts payables	18	—	8,158	8,158	8,158	—	7,777	7,777	7,777
Loans and financing	19	—	62,253	62,253	62,253	—	44,929	44,929	44,929
Financial instruments derivatives	7	204	—	204	204	2,860	—	2.860	2.860
Acquisitions payable	17	—	44,820	44,820	44,820	—	43,650	43,650	43,650
Non-current
Loans and financing	19	—	57,909	57,909	57,909	—	56,924	56,924	56,924
Financial instruments derivatives	7	—	—	—	—	1,140	—	1,140	1,140

Transactions with related parties	33	—	33,019	33,019	33,019	—	—	—	—

Total		204	206,159	206,363	206,363	4,000	153,280	157.280	157.280

		2012
Consolidated – thousands R$	Note	Loans and receivables	Designated at fair value through profit/loss	Derivatives	Financial liabilities at amortized cost	Total	Fair value
Liabilities
Current
Trade payables		4,151	—	—	—	4,151	4,151
Loans and financing		—	—	—	43,067	43,067	43,067
Financial instruments derivatives	8	—	—	8,307	—	8,307	8,307
Acquisitions payable		—	40,858	—	—	40,858	40,858
							—
Non-current							—
Loans and financing		—	—	—	51,294	51,294	51,294
Financial instruments derivatives	8	—	—	10,209	—	10,209	10,209

		4,151	40,858	18,516	94,361	157,886	157,886

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of annual information and adjusted, where necessary.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

6.	Cash and cash equivalents and marketable securities

6.1.	Cash and cash equivalents

	2014	2013	2012
Cash and banks	15,247	12,740	12,181
Repurchase agreements	66,267	51,894	20,135
Time deposits in Brazilian banks	5,231	11,060	35,148

	86,745	75,694	67,464

Time deposits and repurchase agreements held at June 30, 2014 and 2013 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on-demand deposits, despite having a final maturity date.

Amounts invested bear interest based on a percentage of CDI (Interbank Deposit Certificate rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity that provides depository, custodian and trading services) which ranged between 91% and 101.5% of the daily CDI as of June 30, 2014 and between 99% and 103% as of June 30, 2013.

6.2.	Marketable securities

	2014	2013	2012
Non-exclusive investment fund shares	21,532	9,244	—

	21,532	9,244	—

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

7.	Financial instruments derivatives

				R$
				2014
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Total Net balance	Volume/ position Amount (‘000)	Unit
Currency US$	July-14	BM&F	Banks	495	—	495	41,750	US$
Currency US$	July-14	NDF	Banks	1,933	—	1,933	(16,319)	US$
Currency US$	August-14	NDF	Banks	63	—	63	5,000	US$
Currency US$	March-15	NDF	Banks	435	—	435	(2,644)	US$
Currency US$	July-15	NDF	Banks	63	—	63	(2,280)	US$
Currency US$	July-14	Options	Banks	1,101	—	1,101	(16,204)	US$
					—			US$
		Current		4,027	—	4,027	11,583	US$
		Non-current		63	—	63	(2,280)	US$

		Total Risk with Currency US$		4,090	—	4,090	9,303	US$

Commodities:
Soybean CBOT	April-15	Derivatives – Soybean (Future)	Trading Companies/ Banks/CBOT	340	—	340	(90,714)	Bags
Soybean CBOT	June-15	Derivatives – Soybean (Future)	Trading Companies/ Banks / CBOT	446	—	446	(90,714)	Bags
Corn CBOT	September-14	Derivatives – Corn (Future)	Trading Companies/ Banks / CBOT	—	(204)	(204)	166,684	Bags
Corn BM&F	September-14	Derivatives Corn BM&F	BM&F	22	—	22	(166,659)	Bags
		Current		808	(204)	604	(181,403)	Bags
		Non-current		—	—	—	—	Bags

		Total risk with commodities		808	(204)	604	(181,403)	Bags

			Total risks	4,898	(204)	4,694	N.A.

			Margin value	13,420	—	13,420

			Current	18.255	(204)	18,051	—
			Non-current	63	—		—
			Result from Derivatives	2,835	(8,418)

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

				R$
				2013
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Total Net balance	Volume/ position Amount (‘000)	Unit
Currency US$	July-13	BM&F/NDF	Banks	2,290	(2,076)	214	27,375	US$
Currency US$	March-14	NDF	Banks	—	(784)	(784)	(5,288)	US$
Currency US$	June-14	NDF	Banks	110	—	110	983	US$
Currency US$	July-14	NDF	Banks	—	(508)	(508)	(12,137)	US$
Currency US$	July-14	Options	Banks		(632)	(632)	(12,394)
Current				2,400	(2,860)	(460)	23,070	US$
Non-current				—	(1,140)	(1,140)	(24,531)	US$

Total Risk with Currency US$				2,400	(4,000)	(1,600)	(1,461)	US$

Commodities:
Soybean CBOT	August-13	Derivatives – Soybean	Trading Companies/ Banks/ CBOT	12	—	12	(29)	bags
Soybean CBOT	May-14	Derivatives – Soybean	Trading Companies/ Banks / CBOT	598	—	598	(181)	bags
Soybean CBOT	July-14	Derivatives – Soybean	Trading Companies/ Banks / CBOT	1,058	—	1,058	(606)	bags
Corn CBOT	July-14	Derivatives Corn	Trading Companies/ Banks / CBOT	254	—	254	(114)	bags
Soybean CBOT	July-14	Options	Trading Companies/ Banks / CBOT	402	—	402	(204)	bags
								bags
Current				610	—	610	(210)	bags
Non-current				1,714	—	1,714	(924)	bags

Total risk with commodities				2,324	—	2,324	(1,134)	Bags

Tot al risks				4,724	(4,000)	724	N.A.

Margin value				14,071	—	14,071	—

Current				17,081	(2,860)
Non-current				1,714	(1,140)
Result from Derivatives				16,043	(21,006)

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

					R$
					2012
Risk	Maturity	Strategy	Outstanding derivative instruments	Counter party	Receivable	Payable	Total Net balance	Volume/ position Amount (‘000)	Unit
Currency US$	July-12	(ii)	NDF	Local banks	—	(6,928)	(6,928)	(11,030)	US$
Currency US$	August-12	(ii)	NDF	Local banks	173	(31)	142	2,592	US$
Currency US$	December-12	(i)	NDF	Local banks	68	—	68	983	US$
Currency US$	April-13	(ii)	NDF	Local banks	—	(236)	(236)	(2,183)	US$
Currency US$	July -13	(ii)	NDF	Local banks	—	(343)	(343)	(9,945)	US$
Currency US$	July -12	(ii)	BMF	Local banks	—	(769)	(769)	(12,250)	US$
Option	July -13	(ii)	Option	Local banks	—	(196)	(196)	—	US$
Currency US$	July -13	(ii)	Option of USD	International Trading Companies	—	(37)	(37)	—	US$
Current					241	(8,307)	(8,066)	(31,833)
Non-current					—	(233)	(233)	—

Total Risk with currency US$					241	(8,540)	(8,299)	(31,833)	US$

Commodities
Soybean	July -13	(ii)	Derivatives Soybean (a)	International Trading Companies	—	(7,660)	(7,660)	(1,247)	bags
Corn	August-12	(ii)	NDF Corn	Local banks	68	—	68	—	bags
Corn	July -13	(ii)	Derivatives Corn (a)	International Trading Companies	—	(2,316)	(2,316)	(406)	bags

Current					68	—	68	(1,653)
Non-current					—	(9,976)	(9,976)

Total risk with commodities					68	(9,976)	(9,908)	(1,653)	bags

Total Risk					309	(18,516)	(18,207)

	Margin			Margin value	4,018	—	—
Current					4,327	(8,307)	—
Non-current					—	(10,209)	—
Result from Derivatives					386	(19,694)	—

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as at June 30, 2014 and 2013.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

Due to the variation in the volume sold at June 30, 2014 and 2013, the 2013/2014 and 2014/2015 harvest volume for which commodities derivatives were contracted may vary, as indicated below:

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

13/14 harvest
06/30/2014	% of hedged production volume expected
	% minimum	% maximum
Soybean	92.60%	92.60%
Corn	54.60%	54.60%

14/15 harvest
06/30/2014	% of production volume expected
	% minimum	% maximum
Soybean	5.30%	5.30%
Corn	0.00%	0.00%

Derivatives are classified as current assets or liabilities. Fair values of hedging derivative financial instruments used are classified as noncurrent assets or liabilities if the remaining maturity of the hedged item exceeds 12 months, and as current assets or liabilities if the maturity of the hedged item does not exceed 12 months.

8.	Trade accounts receivable

	2014	2013	2012
Sale of sugarcane (b)	7,423	11,273	3,207
Sale of grains (c)	25,891	87,937	48,270
Lease of land	599	1,424	685
Sale of machinery	1,285	1,048	—
Sale of farms (d)	30,865	31,218	9,445

	66,063	132,900	61,607

Allowance for doubtful accounts (a)	(1,053)	(1,798)	(952)

Total current	65,010	131,102	60,655

Sale of machinery	566	830	—
Sale of farms (d)	36,887	32,899	12,759

Total non-current	37,453	33,729	12,759

(a) Changes in the allowance for doubtful accounts

At June 30, 2012	952
Constitution of provision	4,766
Disposal or reversal	(3,920)

At June 30, 2013	1,798

Constitution of provision	1,549
Disposal or reversal	(2,294)
At June 30, 2014	1,053

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is set up by means of default analysis, individually by client, and the amounts included in the allowance are written-off when these amounts are no longer expected to be recovered.

	2014	2013	2012
Falling due:
Up to 30 days	43,248	92,237	15,389
31 to 90 days	9,090	87	32,885
91 to 180 days	534	3,977	1,218
181 to 360 days	11,275	32,166	10,181
Over 360 days	37,453	33,729	12,759
Past due:
Up to 30 days	853	2,517	468
31 to 90 days	10	119	75
91 to 180 days	—	149	345
181 to 360 days	140	1,648	146
Over 360 days	913	—	900

	103,516	166,629	74,366

(b)	Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Bioenergia (“ETH”).

(c)	Sale of grains

The receivables refer mainly to the sale of corn and soybean to Bunge, Amaggi and Multigrain.

(d)	Receivables for sale of farm

(i)	São Pedro Farm

On September 28, 2011, the Company sold São Pedro Farm for R$28,974, corresponding to 580,000 sacks of soybean. By June 30, 2014,the company collected R$19,771, equivalent to 395,000 sacks of soybean.

The resulting amount was discounted to present value using the average rate of 11.07% p.a. The amount recorded relating to present value adjustment for the year ended June 30, 2014 is R$ 2,737 (June 30, 2013 – R$ 842). The remaining balance, in the amount of R$7,815, corresponding to 185,000 sacks of soybean, shall be paid in two annual installments, falling due on March 31, 2015 and 2016.

(ii)	Horizontina Farm

On October 10, 2012, the Company announced an agreement to sell Horizontina Farm for R$75,000. By June 2014, the company collected R$ 72,000. The remaining balance, in the amount of R$3,000, shall be paid upon fulfillment of certain conditions precedent. On June 30, 2013 the Company recorded gain on the sale of Horizontina farm in the amount of R$22,083. Up to June 30, 2013, the Company invested in the property the amount of R$15,168 (net of accumulated depreciation) for infrastructure improvements.

(iii)	Araucária Farm (i)

On April 25, 2013, the Company sold 394 hectares of Araucária Farm for R$11,682, equivalent to 248,000 sacks of soybean, of which 310 hectares are suitable for cultivation purposes. By June 30, 2014, the company collected R$5,744, equivalent to 105,000 sacks of soybean. On June 30, 2014, the remaining balance is equivalent to 143,000 sacks of soybean and amounts to R$6,343, and shall be settled in four semi-annual installments, the last one against the grant of the deed, in August 2016. The Company recorded gain from the sale of Araucária farm in the amount of R$6,437.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

(iv)	Araucária Farm (ii)

On June 27, 2014, the Company sold 1,164 hectares of Araucária Farm for R$ 41,341, equivalent to 735,000 sacks of soybean, of which 913 hectares are suitable for cultivation purposes. After the sale, the area of Araucária Farm is 8,178 hectares, of which approximately 5,982 hectares are suitable for cultivation purposes. The amount of R$ 4,491 (equivalent to 75,000 sacks of soybean), as initial payment of the Acquisition Price, is receivable up to July 07, 2014. The second installment, in the amount of R$ 4,329 (equivalent to 75,000 sacks of soybean), falls due up to November 15, 2014. The remaining balance amounts to R$ 24,788 (equivalent to 585,000 sacks of soybean) and shall be paid in three installments falling due on August 31,2015, 2016, 2017 and the last one against the grant of the deed, on August 31, 2018. The Company recorded gain on the sale of Araucária farm in the amount of R$ 21,845. Together with the sale agreement of Araucária farm, on July 8, 2014, the Company executed, between the same parties, a loan for use agreement, whereby Brasilagro obtained temporary loan for use of the 913 hectares suitable for cultivation purposes. The purpose of the agreement is to allow Brasilagro to complete harvesting of the sugarcane currently planted in the plots subject matter of the loan for use agreement, as the sugarcane was not acquired by the farm purchaser.

(v)	Cremaq Farm

On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which 3,201 are suitable for cultivation purposes, for R$42,104, equivalent to 901,481 sacks of soybean (359 sacks per hectare suitable for cultivation purposes). After the sale, the farm has a total area of 27,807 hectares, of which approximately 21,823 hectares are suitable for cultivation purposes. At June 30, 2014, receivables amount to R$30,345, equivalent to 504,829 sacks of soybean. At June 30, 2014 the remaining balance amounts to R$16,986 equivalent to 396,652 sacks of soybean and shall be received in two installments in June 2015 and 2016. At June 30, 2013, the Company recorded gain from the sale of Cremaq farm in the amount of R$26,295.

The remaining balances of São Pedro, Araucária and Cremaq farms were measured based on the soybean quote for future delivery, on the maturity of each installment (or based on brokers’ estimates and quotes where there is no soybean quote for future delivery on specific maturity date), and based on the foreign Exchange rate of US dollars to reais for future delivery, also on the maturity date.

The breakdown of sales of farm is as follows:

	2014	2013	2012
Amount from sale of farm	33,737	122,713	23,291
Net carrying amount of the farm	(11,892)	(67,898)	(10,304)

Gain from sale of farm	21,845	54,815	12,987

Changes in accounts receivable are as follows:

At June 30, 2013	64,117

Additions	33,737
Collections	(35,255)
Update value	2,940
Unwind of present value adjustment	2,213

At June 30, 2014	67,752

9.	Recoverable taxes

	2014	2013	2012
Withholding income tax on short-term investments IRRF	3,142	4,447	5,494
Other recoverable taxes and contributions	607	3,208	3,837

Total current	3,749	7,655	9,331

State VAT recoverable-ICMS	7,914	6,546	5,199
State VAT recoverable on property, plant and equipment – ICMS	239	430	514
Non-cumulative taxes on sale PIS and COFINS	10,437	8,462	5,355
Withholding income tax on short-term investments – IRRF	11,259	10,298	11,735

Total noncurrent	29,849	25,736	22,803

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

At June 30, 2014, the balances of federal and state indirect taxes may be offset against the taxes payable for the operations, and the Company management may request authorization to the tax authorities to sell these tax credits to third parties and/or request the reimbursement of such taxes to the Government.

The Company has Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS) cumulative credits linked to financial income and export for the period from 2008 to 2011, which were the subject matter of a reimbursement request to the RFB (Brazilian IRS), in the total amount of R$3,203. Of this amount, R$301 relating to subsidiary Jaborandi was approved on February 17, 2014, and deposited in the Company’s account in April 2014.

The Company filed with the Piauí State Department of Finance (Sefaz) a request with respect to the outstanding balance of ICMS in the amount of R$ 3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay for the purchase of inputs and assets. Sefaz has partially accepted the Company’s request, and approved R$581 related to these credits to “sale for export purposes” in which it may be transferred to third parties.

10.	Inventories

	2014	2013	2012
Sugarcane	—	—	2,238
Soybean	19,927	10,454	14,558
Corn	9,551	3,803	10,530
Rice	—	—	309
Cotton	—	105	737
Other harvests	40	—	90
Agricultural products	29,518	14,362	28,462
Inputs	9,804	9,016	12,535
Advance to suppliers	888	5,427	31,561

	40,210	28,805	72,558

At June 30, 2014, the balance of provision for impairment of agricultural products after harvest is R$1,644 (R$24 at June 30, 2013), on account of the total realization of inventories of finished product.

Selling expenses – storage

The Company changed the accounting policy regarding accounting for storage expenses, previously capitalized in inventories, to selling expenses, when incurred.

The comparative year is not restated, since the amounts are not significant and do not impact the comparability of the financial statements.

11.	Biological assets

	Current	Non-current
	Grains	Sugarcane
At June 30, 2012	4,111	31,931

Expenditures with plantation	123,028	55,568
Fair value variation	4,735	10,607
Harvest of agricultural	(130,673)	(61,450)

At June 30, 2013	1,201	36,656

Expenditures with plantation	118,793	38,620
Fair value variation	(1,210)	(4,613)
Harvest of agricultural (i)	(117,363)	(39,461)

At June 30, 2014	1,421	31,202

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The expenditures with cultivation are substantially represented by expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

Changes in fair value of biological assets and agricultural products

	2014	2013
Fair value of production	148,365	158,590
Cost of production	(141,450)	(171,643)
Changes in fair value of biological assets (i)	(5,823)	15,342

	1,092	2,289

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Corn	Second crop corn	Rice	Cotton	Sorghum	Sesame	Chia seed	Pasture

Cremaq Farm	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A

Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A

Alto Taquari Farm	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A

Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A

Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05/12	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A

Nova Buriti Farm	Minas Gerais	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A

Preferência Farm	Bahia	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	Entire year

Partnership II	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A

Cresca	Paraguay	N/A	01/12 to 25/05	01/12 to 30/06	N/A	N/A	N/A	01/12 to 15/06	01/02 to 20/05	01/02 to 20/05	Entire year

12. Restricted marketable securities

	Restatement index	2014	2013	2012
Non-current
Banco do Nordeste (BNB) (a)	CDI	13,782	17,988	3,061
Banco Itaú BBA (b)	CDI	—	—	20,136

		13,782	17,988	23,197

(a)	Securities in BNB refer to CDB pledged as guarantee to financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019 and October 2021.
(b)	Securities were pledged as a guarantee to financing from Banco Itaú BBA, and should be held up to May 2013, according to loan agreement.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

13.	Investment properties – noncurrent

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2012
Opening balance	304,562	13,992	64,087	382,641	1,046	383,687
Acquisitions	826	1,033	22,573	24,432	5,374	29,806
Disposals	(9,937)	(216)	—	(10,153)	—	(10,153)
Transfers	—	2,598	—	2,598	(2,598)	—
(-) Depreciation/amortization	—	(892)	(10,541)	(11,433)	—	(11,433)

Net book balance	295,451	16,515	76,119	388,085	3,822	391,907

At June 30, 2012
Total cost	295,451	18,344	102,822	416,617	3,822	420,439
Accumulated depreciation	—	(1,829)	(26,703)	(28,532)	—	(28,532)

Net book balance	295,451	16,515	76,119	388,085	3,822	391,907

At June 30, 2013
Opening balance	295,451	16,515	76,119	388,085	3,822	391,907
Acquisitions	213	943	18,247	19,403	5,554	24,957
Disposals	(47,540)	(669)	(14,388)	(62,597)	(2,235)	(64,832)
Transfers	—	5,859	—	5,859	(5,859)	—
(-) Depreciation/amortization	—	(1,260)	(11,664)	(12,924)	—	(12,924)

Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2013
Total cost	248,124	24,477	106,681	379,282	1,282	380,564
Accumulated depreciation	—	(3,089)	(38,367)	(41,456)	—	(41,456)

Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2014
Opening balance	248,124	21,388	68,314	337,826	1,282	339,108
Acquisitions	536	275	14,163	14,974	5,885	20,859
Disposals	(10,661)	—	(2,094)	(12,755)	(4)	(12,759)
Transfers	—	2,020	627	2,647	(2,647)	—
(-) Depreciation/amortization	—	(45)	(12,360)	(12,405)	—	(12,405)

Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At June 30, 2014
Total cost	237,999	26,772	119,377	384,148	4,516	388,664
Accumulated depreciation	—	(3,134)	(50,727)	(53,861)	—	(53,861)

Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

Disposals for the year ended June 30, 2014 are due to:

(c)	Sale of Horizontina farm (Note 8), in the amount of R$1,440, related to the opening of areas in operation.

(d)	Termination of the lease contract with Regalito farm, in the amount of R$360, related to the opening of area.

(e)	Opening of area for the harvest of soybean in Preferência farm, in the amount of R$294.

(f)	Sale of Araucária farm (Note 8), in the amount of R$ 10,660, related to the disposal of land.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The fair value investment properties of as follows:

Farm	State	2014 Hectares	2013 Hectares	2012 Hectares	Real estate	Acquisition	2014	2013	2012
São Pedro	Goiás	—	—	—	Araucária Ltda.	Set/2006	—	—	—
Jatobá	Bahia	31,606	31,606	31,606	Jaborandi S.A.	Mar/2007	314,436	227,688	179,758
Araucária	Goiás	9,682	9,288	9,682	Araucária Ltda.	Apr/2007	192,223	168,304	111,646
Alto Taquari	Mato Grosso	5,395	5,186	5,186	Mogno Ltda.	Aug/2007	101,764	107,296	62,302
Chaparral	Bahia	37,183	37,183	37,183	Cajueiro Ltda.	Nov/2007	275,382	196,536	173,674
Cremaq	Piauí	27,618	27,807	32,702	Cremaq Ltda.	Oct/2006	251,354	231,585	222,320
Preferência	Bahia	17,799	17,799	17,799	Cajueiro Ltda.	Sept/2008	50,585	39,648	36,759
Horizontina	Maranhão		—	14,358	Ceibo Ltda.	Apr/2010	—	—	72,689
Nova Buriti	Minas Gerais	24,211	24,247	24,247	Flamboyant Ltda.	Dec/2007	22,271	28,657	26,519

							1,208,015	999,714	885,667

The table below shows the historical cost of acquisition of land and later improvements, as regards to our agricultural properties, at June 30, 2014.

Property	Location	Acquisition Date	Total Area	Acquisition at cost	Cost improvements at June 30, 2014	Farms and cost improvements at June 30, 2014
			(ha)	(R$ million)
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct /06	27,807	35,9	28,9	64,8
Jatobá Farm	Jaborandi/BA	Mar /07	31,606	33,4	31,8	65,2
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	5,186	33,2	0,1	33,3
Araucária Farm	Mineiros/GO	Apr /07	8,124	56,2	1,3	57,5
Chaparral Farm	Correntina/BA	Nov / 07	37,183	46,7	15,1	61,8
Nova Buriti Farm	Januaria/MG	Dec /07	24,247	21,6	0,4	21,9
Preferência Farm	Barreiras/BA	Sep /08	17,799	11	18,8	29,8

Total			151,952	238	96,4	334,3

14.	Investments

a)	Changes in investments

	Green Ethanol	Cresca (i)	Total
Changes in balance at June 30, 2012	410	—	410
Impairment	(340)	—	(340)
Changes in balance at June 30, 2013	70	—	70

Acquisition of investment	—	39,875	39,875
Capital increase	—	14,463	14,463
Equity pick-up	(17)	(687)	(704)
Effect from translation adjustment	—	(3,335)	(3,335)

Balance at June 30, 2014	53	50,316	50,369

(i)	On December 17, 2013, the Company made a capital contribution in the amount of R$14,463 to Cresca S.A., so that Cresca exercised the call option of 35,000 hectares of land. The balance of investment in joint venture amount to R$50,316.

Cresca equity is R$40,545, and Brasilagro interest is 50% R$20,272. In addition, the investment includes R$ 30,044 recognized at the date of purchase of interest (Note 14 d).

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

b)	Purchase of interest in joint venture, debts and advisory service agreement with Cresca S.A.

On December 12, 2013 the Company entered into an agreement with Cresud S.A. (“Cresud”), its controlling shareholder, for: (i) the acquisition of 50% interest in Cresca S.A, (ii) assumption of Cresud credit with Cresca, and (iii) the acquisition of an advisory service agreement, pursuant to which Cresud agrees to render services to Cresca in exchange for payment of fees.

Cresca is a company that explores the agricultural activity and invests in cattle raising land. At the purchase date, it had approximately 81,000 hectares and the option to purchase approximately 61,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. The purchase of 61,000 hectares shall occur according to the contractual terms upon the payment of the purchase price by Cresca when the land owner (the other Cresca’s investor) shall transfer the ownership of the land. The purchase of 30,500 hectares occurred on July 09, 2014 and the contractual terms establish up to December 09, 2014 for the purchase of the remaining 30,500 hectares.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The Company assessed and concluded that Cresca is a joint venture, since the decisions on relevant activities require the unanimous consent of the Company and of another shareholder owning the remaining 50% interest. The Company has no rights on the assets and liabilities of Cresca, but on its equity.

The investment in Cresca was recognized upon its purchase at December 12, 2013 and considering that profit or loss for the nineteen–day period ended December 31, 2013 is not material, the Company recognized the equity pick up of Cresca as from January 1, 2014.

The purchase price allocation process initially carried out on estimated basis was finalized at June 30, 2014, within the 12 month period allowed by IFRS 3.

The table below presents the estimated fair value of Cresca assets and liabilities at the acquisition date, presenting both the estimated fair values and the final fair values.

	Final fair value – R$	Originally estimated fair value – R$
Assets
Current
Cash and cash equivalents	10	10
Accounts receivable, inventories and other receivables	7,082	7,439
Bargain contract for the purchase of land	34,705	11,183
Noncurrent
Investment properties	92,905	91,589
Other noncurrent	4,197	4,346
Liabilities
Current, including trade payables, taxes and loans	5,839	9,119
Noncurrent, including taxes and loans	53,310	49,434

Total net assets	79,750	56,014

Company’s interest in Cresca	50%	50%

Company’s interest in net assets at estimated fair value	39,875	28,007

The table below presents the amount of consideration including contingent consideration and resulting gain from bargain purchase both at the originally estimated and the final amounts.

	Re-estimate	Original estimate
	(in thousands of R$)	(in thousands of R$)
Price paid in cash	8,592	8,592
Portion to be paid, adjusted to present value (a)	11,546	11,546
Portion of contingent consideration at the fair value (b)	1,079	350

Total consideration	21,217	20,488

Gain from bargain purchase	18,658	7,519

Investments	39,875	28,007

(a)	Denominated in US$ with interest rate of 7% p.a. and maturity at 12/12/2014.
(b)	Should Cresca sell up to 12/12/2014 24,000 hectares of land not developed, the Company shall pay Cresud 25% of the excess of the selling price per hectare in relation to a price per hectare contractually established.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The Company’s interest in the joint venture was measured at the fair value of the assets acquired and liabilities assumed at the acquisition date, proportional to the Company’s interest in the joint venture. The option for measurement at fair value is because Cresca acquisition is in line with the strategy of expansion and development of border land and international expansion, in addition to benefits to be received as compensation for the rendering of advisory services in the development of real estate owned by Cresca, which generates potential regular flow of resources and opportunity to perform, in foreign land, activities which are in the expertise field of the Company.

Since the consideration paid was lower than the Company’s interest in the fair value of assets and liabilities of Cresca, a gain from bargain purchase in the amount of R$18,658 was determined and recorded in equity as it represents a transaction with controlling shareholder.

Deferred income tax liability of R$6,344 was not recognized on the gain from bargain purchase in the amount of R$18,658, considering that it shall be reverted only upon the sale of interest in Cresca, decision which is under the Company’s control; the Company has no plans of selling such interest in the foreseeable future.

The estimated fair value of R$21,852 related to the purchase of credits of Cresud from Cresca was recorded as Transactions with Related Parties. The premium on the purchase in relation to the book value of the debt in the amount of R$1,050 shall be recognized in statement of operations as a reduction in revenue from interest, based on the effective interest rate during the contractual term of receivables.

The acquisition of the advisory service agreement from Cresud, in the amount of R$2,916, was recorded as Intangible assets at the acquisition cost, as mentioned in Note 2.4.

We present below the main financial information of Cresca Joint Venture at June 30, 2014 and P&L for the six month period then ended.

June 30, 2014
Re-estimated fair value – R$
Assets
Current
Cash and cash equivalents	862
Accounts receivable, inventories and other receivables	8,216
Bargain contract of purchase of land	32,752
Noncurrent
Investment properties	118,688
Other noncurrent	2,073

Total assets	162,591

Liabilities
Current
Financial liabilities	5,455
Salaries and payroll charges	147
Noncurrent
Financial liabilities	51,116
Deferred tax	5,632

Total liabilities	62,350

Total net assets	100,241

Company’s interest in Cresca	50%
Company’s interest in assets and liabilities at estimated fair value	50,121

Amortization of fair value adjustment at the purchase date (shareholders’ loans)	195

Company’s interest in net assets at estimated fair value	50,316

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

January 1 to June 30, 2014
Revenue	10,834
Cost of products sold (*)	(6,423)
Administrative expenses (*)	(2,204)
Financial income (expenses)	(2,043)

Income before taxes on profit	164

Income and social contribution taxes	(1,927)
Profit (loss) for the year of current transactions	(1,763)
Group’s proportional interest	(882)
Amortization of fair value adjustment at the purchase date (shareholders’ loans)	195

Equity pick-up	(687)

(*)	Depreciation for the six month period ended June 30, 2014 is R$358.

As previously described, Cresca agreed to purchase 61,000 hectares representing maximum contractual payments of approximately US$ 21,350, to be paid up to December 9, 2014. There are no significant contingencies of Cresca. Brasilagro agreed to carry out capital transfers in cash for 50% of the amounts above, which shall be due by Cresca upon the purchase of land.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

15.	Intangible assets

	Software
	In operation	In progress	Contracts	Total
At June 30, 2012
Opening balance	2,612	134	—	2,746
Acquisitions	1,491	—	—	1,491
Disposals	—	—	—	—
Amortization for the year	(1,496)	—	—	(1,496)

At June 30, 2012	2,607	134	—	2,741

At June 30, 2012
Total cost	4,103	134	—	4,237
Accumulated depreciation	(1,496)	—	—	(1,496)

Net book balance	2,607	134	—	2,741

At June 30, 2013
Opening balance	2,607	134	—	2,741
Acquisitions	316	379	—	695
Disposals	(1)	—	—	(1)
Transfers	464	(464)	—	—
Amortization for the year	(865)	—	—	(865)

At June 30, 2013	2,521	49	—	2,570

At June 30, 2013
Total cost	4,882	49	—	4,931
Accumulated depreciation	(2,361)	—	—	(2,361)

Net book balance	2,521	49	—	2,570

At June 30, 2014
Opening balance	2,521	49	—	2,570
Acquisitions	44	578	2,916	3,538
Disposals	(10)	—	—	(10)
Transfers	627	(627)	—	—
Amortization for the year	(969)	—	(163)	(1,132)

At June 30, 2014	2,213	—	2,753	4,966

At June 30, 2014
Total cost	5,543	—	2,916	8,459
Accumulated depreciation	(3,330)	—	(163)	(3,493)

Net book balance	2,213	—	2,753	4,966

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

16. Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in Operation	Construction in progress	Total PPE
At June 30, 2012
Opening balance	298	2,062	9,949	456	12,765	—	12,765
Acquisitions	—	969	5,306	293	6,568	—	6,568
Transfers	—	(31)	(63)	(7)	(101)	—	(101)
Depreciation	(134)	(388)	(3,007)	(73)	(3,602)	—	(3,602)

Net book balance	164	2,612	12,185	669	15,630	—	15,630

At June 30, 2012
Total cost	714	3,741	18,633	881	23,969	—	23,969
Accumulated depreciation	(550)	(1,129)	(6,448)	(212)	(8,339)	—	(8,339)

Net book balance	164	2,612	12,185	669	15,630	—	15,630

At June 30, 2013
Opening balance	164	2,612	12,185	669	15,630	—	15,630
Acquisitions	—	472	2,005	211	2,688	—	2,688
Disposals	—	(102)	(1,948)	(10)	(2,060)	—	(2,060)
Transfers	—	—	—	—	—	—	—
Depreciation	(127)	(459)	(721)	(100)	(1,407)	—	(1,407)

Net book balance	37	2,523	11,521	770	14,851	—	14,851

At June 30, 2013
Total cost	714	4,111	18,690	1,082	24,597	—	24,597
Accumulated depreciation	(677)	(1,588)	(7,169)	(312)	(9,746)	—	(9,746)

Net book balance	37	2,523	11,521	770	14,851	—	14,851

At June 30, 2014
Opening balance	37	2,523	11,521	770	14,851	—	14,851
Acquisitions	—	723	831	199	1,753	38	1,791
Disposals	—	(42)	(746)	(32)	(820)	—	(820)
Transfers	38	—	—	—	38	(38)	—
Depreciation	(39)	(487)	(1,636)	(118)	(2,280)	—	(2,280)

Net book balance	36	2,717	9,970	819	13,542	—	13,542

At June 30, 2014
Total cost	752	4,792	18,775	1,249	25,568	—	25,568
Accumulated depreciation	(716)	(2,075)	(8,805)	(430)	(12,026)	—	(12,026)

Net book balance	36	2,717	9,970	819	13,542	—	13,542

Annual depreciation rates (weighted average) – %	18	11	18	10

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The Company has two farms in guarantee, according to Note 19.

Management reviewed the residual value and the estimated useful lives of vehicles and agricultural machinery, according to market value evaluation conducted through surveys carried out by the Group, also taking into consideration the conditions of use of this equipment, and concluded that there is no indication of impairment loss for the year ended June 30, 2014.

17.	Payables for purchase of farms

	2014	2013	2012
Jatobá Farm	—	2,163	1,974
Alto Taquari Farm	26,060	23,841	22,296
Nova Buriti Farm	18,760	17,646	16,588

	44,820	43,650	40,858

The balances are monetarily restated as follows: (i) Alto Taquari Farm- 100% of Interbank Deposit Certificate (“CDI”) and (ii) Nova Buriti Farm – General Market Price Index (IGP-M).

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses. The amounts are restated at market rates.

18.	Trade accounts payables

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops in the amount of R$6,908 (R$6,890 in 2013) and lease transactions of farms with third parties in the amount of R$1,250 (R$887 in 2013).

19.	Loans and financing

	Maturity	Annual interest rates and charges – %	2014	2013	2012
Current
Financing for Agricultural Costs	Jul-14	7.23 and 10.69	44,712	31,403	25,561
Financing Cremaq and Jaborandi – Project	Oct-14	7.23	12,742	7,845	10,941
Financing of Machinery and Equipment – FINAME	Mar-15	5.50 to 8.70	1,814	2,164	2,694
Financing of sugarcane	Oct-14	TJLP + 3.00 to 3.10	2,985	3,517	3,871

			62,253	44,929	43,067

Non-current
Financing of sugarcane	Jul-15	TJLP + 3.00 to 3.10	1,610	4,287	7,869
Financing of Machinery and Equipment – FINAME	Nov-16	5.50 to 8.70	1,056	2,769	5,358
Financing Cremaq Project and Jaborandi	Oct-21	7.23 and SELIC/ TJLP + 4.45	55,243	49,868	38,067

			57,909	56,924	51,294

			120,162	101,853	94,361

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

At June 30, 2014 amounts due by maturity are as follows:

1 year	62,253
2 years	13,859
3 years	11,107
4 years	8,481
5 years	9,951
Above 5 years	14,511

120,162

At June 30, 2014, the balance of accrued interest for the period related to the loans and financing contracts amounted to R$4,542 and R$3,568, classified under current and noncurrent liabilities, respectively.

All loans and financing contracts above are in reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly grant those loans. At June 30, 2014 and 2013 the Company’s financing had no financial covenants, only operational ones, under which the Company is not in default.

Operational covenants

At the date of presentation of the financial statements, as of June 30, 2014 and 2013, the Company did not fail to fulfill the operational covenants set forth in loan agreements.

The main covenants are as follows:

•	Fail to fulfill any obligation established in the credit instruments executed with the BANK;

•	Suspend its activities for more than thirty days;

•	Be prevented, according to the Brazilian Central Bank regulation, from participating in credit operations, including as joint-liable;

•	Not to reinforce the credits guarantees immediately after notice from the BANK in this sense, if any fact determining the decrease or depreciation of such guarantees occurs;

•	request corporate restructuring, or declare its bankruptcy, or request liquidation or intervention, as well as replace any member of its management by another who, at the BANK’S discretion, is not recommendable for the position;

•	save, sell, lease, grant, transfer in any manner on behalf of third parties, or remove the assets backing the credits, under any argument and to wherever it is;

Contracting loans

The Company contracted guarantee from Banco Itaú, in the amount of R$1,135, provided as guarantee for the rental of the São Paulo office with maturity on July 31, 2014.

On July 22, 2013, Jaborandi Ltda. contracted a R$16,993 loan from Banco do Nordeste to finance the cost of crop, with the first amount released on September 2, 2013, amounting to R$13,686, at an interest rate of 7.23% with maturity on July 29, 2014.

On July 29, 2013, the Company contracted a R$32,397 loan from Banco do Nordeste to finance the cost of crop, with the first amount released on October 4, 2013, amounting to R$9,880, at an interest rate of 10.69%, and R$16,034, at an interest rate of 7.23%. The second tranche of R$ 2,622 was released on February 6, 2014 at an interest rate of 7.23%.All of them maturing on July 29, 2014.

On October 1, 2013, Jaborandi Agrícola Ltda. contracted a R$29,633 loan from BNDES, FINEM financing for the opening of area at Jatobá farm, with the first portion of R$ 14,500 released on February 11, 2014 with interest rate varying between SELIC and TJLP + 4.45%, maturing on October 15, 2020.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

Payment of loans and financing

On July 22, 2013, the Company settled the financing contract entered into with Banco do Nordeste – BNB to finance the cost of crops of Jatobá farm in the amount of R$11,547. On September 20, 2013, the Company paid the financing contract from Banco Itaú in the amount of R$1,669. On September 30, 2013 the Company paid R$427 related to the financing of machinery, R$2,081 related to the finance of cost of crops/sugarcane, R$4,735 related to the financing for opening of Jatobá farm.

On October 15, 2013, the amount of R$1,515 related to the portion of two contracts for Financing of Sugarcane Crops was paid to Banco Itaú. In the quarter, the amount of R$342 related to the Financing of Machinery was paid to Banks HSBC, Itaú and Votorantim.

On October 3, 2013, the Company settled the financing contract (FNE) entered into with Banco do Nordeste – BNB to finance the cost of crops in the amount of R$7,904. On October 28, 2013, the Company paid to Banco do Nordeste the portion of financing of Property, plant and equipment in the amount of R$3,080. On November 25, 2013 the Company settled the financing contract entered into with Banco Itaú to finance the crops of soybean in the amount of R$10,875.

In the period corresponding to the third quarter of 2014, the Company paid financing of machinery to Banks Itaú, HSBC and Votorantim in the amount of R$1,200.

On May 31, 2014, the Company paid to Banco Itaú the first installment of the financing for planting of sugarcane in the amount of R$ 361. On April 15, 2014, the interest for the FINEM financing from BNDES was paid in the amount of R$ 240. In the period corresponding to the third quarter of 2014, the Company paid financing of machinery to Banks Itaú, HSBC and Votorantim in the amount of R$345.

Changes in loans and financing

Consolidated
At June 30, 2013	101,853

New loans	56,723
Payment of principal	(44,100)
Payment of interest	(2,224)
Interest	7,910

At June 30, 2014	120,162

Guarantees

The financing of cost of crop for the 13-14 harvest and the current harvest are guaranteed by Jatobá farm mortgage (Jaborandi – BA) and the financing for the opening of area and financing respectively of Cremaq and Jaborandi farms from BNB and the mortgage of areas of Cremaq farm.

BNB financing require the maintenance of deposits in liquidity funds in accounts remunerated by CDI. The balances at June 30, 2014 and 2013 are disclosed in Note 12.

For FINAME contracts, the financed machinery and equipment were provided as collateral. These are all held as chattel mortgage until the final settlement of contracts.

FINEM-BNDES financing for opening of Jatobá farm is guaranteed by the mortgage of Preferência farm.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

20. Taxes payable

	2014	2013	2012
Tax on Services – ISS payable	91	141	118
Withheld social contributions	83	131	610
Tax on financial transaction – IOF payable	—	—	761
State VAT – ICMS payable	—	36	22
Funrural payable	127	417	281
Taxes on sales – Pis and Cofins payable	664	18	45
Withholding taxes IRRF payable	9	8
Income and social contribution taxes	5,527	1,555	1,265

Total current	6,501	2,306	3,102

Income and social contribution taxes	2,482	5,812	2,695

Total non-current	2,482	5,812	2,695

21. Provisions for onerous contracts

The Company recorded provision for onerous contracts in valuable consideration of soybean sale. At June 30, 2014, the Company recorded provisions for contracts with fixed sales prices lower than the cost of goods, in the amount of R$579.

22. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset the current tax credits against current tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution tax calculation purposes is the year, which differs from the Company financial year for statutory purposes, which ends June 30 of each year.

The changes in deferred income tax and social contribution tax assets and liabilities for the periods ended June 30, 2014 and June 30, 2013 and 2012, without taking into consideration offsetting of balances in the same tax jurisdiction, are as follows:

	2014	2013	2012
Assets
Non-Current
Tax loss carryforwards	54,445	36,655	20,296
Biological assets	—	—	2,651
Hedge, contingency and provision for bad debts	10,324	10,286	10,702
Provision for onerous	197	—	—
Difference in the cost of farms	170	170	171

	65,136	47,111	33,820
Liabilities
Non-Current
Biological assets	2,889	3,676	—
Derivatives	580	201	—
Provision of residual value of PPE assets	1,782	851	—
Accelerated depreciation of assets for rural activity	16,331	17,167	18,860

	21,582	21,895	18,860

Net balance	43,554	25,216	14,960

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The net changes in deferred income and social contribution taxes are as follows:

Consolidated
At June 30, 2012	14,960

Tax loss carryforwards	18,932
Adjustments in biological assets and agricultural products	(6,327)
Derivatives, contingency, provision for bad debts and residual of PPE assets	(4,042)
Accelerated depreciation	1,693

At June 30, 2013	25,216

Tax loss carryforwards	17,790
Adjustments in biological assets and agricultural products	787
Derivatives, contingency, provision for bad debts and residual of PPE assets	(1,272)
Onerous contracts	197
Accelerated depreciation	836

At June 30, 2014	43,554

The estimated periods of realization of deferred tax assets are as follow:

2014
2015	14,532
2016	10,567
2017	15,153
2018	8,800
2019	8,744
2020	7,340

65,136

Deferred tax assets on income and social contribution tax losses from prior years, with no statute of limitation and whose offsetting is 100% of annual taxable profit for agricultural activities, limited to 30% of annual taxable profit for other activities, are recognized in books, to the extent it is probable that future taxable profit will be available for use upon the effective payment and/or realization of the abovementioned additions/exclusions of temporary differences, when they shall be deductible/taxable in the calculation of taxable profit, based on assumptions and conditions established in the Company’s business model.

The carrying amount of deferred tax asset is periodically reviewed and the projections are annually reviewed. In the event of significant factors that may change the projections, these are reviewed during the year by the Company.

Provisional Executive Order No. 627/13 converted into Law

In November 2013, Provisional Executive Order No. 627 was issued, establishing the non-levy of taxation on profits and dividend calculated based on P&L assessed from January 1, 2008 to December 31, 2013, by legal entities taxed on taxable profit, profit computed as a percentage of revenue, or profit determined by authorities, effectively paid up to the date of publication of the mentioned Provisional Executive Order, at amounts exceeding those assessed in compliance with accounting methods and criteria effective as of December 31, 2007, provided that the company which has paid the profits or dividend opted for the early adoption of the new tax regime as from 2014.

In May 2014, this Provisional Executive Order was converted into Law No. 12973, with amendments to some provisions, including the treatment of dividend, of interest on equity and of investments evaluation by the equity value. Differently from what was established in the Provisional Executive Order, Law No. 12973 established the non-levy of taxation, on an unconditional basis, for profits and dividend calculated based on P&L assessed from January 1, 2008 to December 31, 2013.

The Company prepared studies on the effects which might result from the provisions of Law No. 12973, and concluded that there are no significant effects on its financial statements at June 30, 2014 and December 31, 2013, and is assessing whether it shall opt or not for the early adoption of its effects, which shall be expressed in the Federal Tax Debt and Credit Return (DCTF) related to the triggering events occurred in the month to be determined by the Brazilian IRS (SRFB).

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

23.	Capital

a)	Capital (number of shares)

Shareholder	2014	2013	2012
Cresud S.A.C.I.F.Y.A.	23,150,050	23,160,450	21,153,015
Elie Horn	—	3,274,600	3,274,600

	23,150,050	26,435,050	24,427,615
Board of Directors	6,840,300	7,848,100	7,810,000
Executive Board	500	500	500

Officers	6,840,800	7,848,600	7,810,500
Treasury	195,800	—	—
Other	28,235,750	24,138,750	26,184,285

Total shares of paid up capital	58,422,400	58,422,400	58,422,400

Total outstanding shares	28,235,750	24,138,750	26,184,285

Outstanding shares as percentage of total shares(%)	48	41	45

At June 30, 2014 and 2013, the Company’s authorized and paid up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, upon Board of Directors resolution.

b)	Subscription warrants

On March 15, 2006, the Board of Directors approved the issue of 512,000 shares subscription warrants, 256,000 of which for first issue, and 256,000 of which for second issue, which were delivered to the founder shareholders, in proportion to their interest in the Company’s capital at the date of issue of the subscription warrant. Each issue of subscription warrant grants their holders the right to subscribe shares issued by the Company, in an amount equivalent to 20% of its capital after the increase arising from the full exercise of the subscription warrant of each issue.

Subscription warrants of the first issue grant their holders, as from the dates on which they become exercisable, the right to subscribe the shares issued by the Company through the payment of the price per share used in the initial public offering, subject to certain restatement and adjustment rules. The subscription warrants of the first. issue were issued in three series, which differ solely as to the date on which the right to subscribe the shares granted by them start.

The subscription warrants of the first issue/first series may be exercised as from the closing of the twelfth month as from the issue date and have as object a total of 85,336 subscription warrants. The subscription warrants of the first issue/second series may be exercised as from the closing of the 24th month as from the issue and have as object a total of 85,332 subscription warrants. The subscription warrants of the first issue/ third series may be exercised as from the closing of the thirty-sixth month as from the issue and have as object a total of 85,332 subscription warrants.

Exceptionally, the subscription warrants of the first issue may be exercised by their holders in the event of transfer of the Company’s control or acquisition of material participation, as defined in the terms of the corporate documents that decided on the issue of the subscription warrants. Each set of 1,000 subscription warrants of first issue grants the right to subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The subscription warrants of the second issue grant the holders the right to subscribe shares issued by the Company for up to 15 years, from the date of publication of the announcement of closing of the initial public offering of shares and solely in the events of transfer or acquisition of material shareholding control in the Company, as defined in the terms of the corporate document that decided on the issue of the subscription warrants. In such events, public offerings for acquisition of all the outstanding shares of the Company shall be presented. For the subscription of shares object of the subscription warrants of second issue, their holders shall be required to pay the same price per share used in the abovementioned public offerings of acquisition of the Company’s shares. Each set of 1,000 subscription warrants of second issue grants the right to the subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares.

The detailed information of the first issue market value of these subscription warrants is shown in the table below:

	First tranche
Brasilagro	2014	2013	2012
Price of share	9.60	11.07	7.45
Issue date (day/month/year)	28/4/2006	28/4/2006	28/4/2006
Maturity date (day/month/year)	27/4/2021	27/4/2021	27/4/2021
Exercise price at year end—R$/share	15.36	14,42	13,51
Number of outstanding shares (“000 shares)	58,422	58,422	58,422
Percentage limit of capital shares to be issued upon exercise (percentage of new capital)—%	20	20	20
Number of shares to be issued upon exercise (‘000 shares)	14,606	14,606	14,606
Number of outstanding warrants (‘000 bonus)	256,000	256,000	256,000

The outstanding subscription warrants of second issue at June 30, 2014 and June 30, 2013 are 256,000, and there were no changes in the number of outstanding subscription warrants for the years ended June 30, 2014 and 2013. The subscription warrants of second issue grant their holders the right to subscribe shares issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the subscription warrants of second issue.

b.1)	Warrants of First issue

Since the subscription warrants of first tranche are recorded under IFRS 2 and may be fully exercised since March 15, 2009, which precedes the transition date to IFRS, i.e., July 1, 2009, and the Company has not disclosed the fair value of the subscription warrants on their assessment date, the subscription warrants are not recorded in the financial statements.

b.2)	Warrants of Second issue

Management believes that the subscription warrants of second issue (which may only be exercised if the control is transferred or if significant interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share used in the public offering for acquisition of shares formulated on account of obtaining the control or acquiring significant interest in the Company.

c)	Stock option plan – stock option

The information on the stock option plan and issuance of new grants are described in Note 27.

d)	Gain on bargain purchase – Cresca

On December 12, 2013, the Company acquired interest in a joint venture (Note 14) and it was recognized a gain on bargain purchase in equity in the amount of R$18,658 for being a transaction with shareholder.

e)	Legal reserve and retained profits reserve

Pursuant to article 193 of Law No. 6404/76, 5% (five per cent) of the Company’s net income computed at the end of each year must, before any other allocation, be invested in the set-up of a legal reserve, which shall not exceed 20% (twenty per cent) of capital.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The Company is allowed not to set up the legal reserve for the financial year in which the reserve balance, plus the amount of capital reserve addressed in item 1, of article 182, of Law No. 6404/76, exceeds 30% (thirty per cent) of capital. The legal reserve aims at assuring the integrity of the Company’s capital and may only be used to offset loss and increase capital.

According to article 36, item (c), of the Company’s articles of incorporation and article 196 of Law No. 6404/76, the Company may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion.

The balance of the retained profits reserve, except for the reserves of unrealized profit and reserves for contingencies, may not exceed the amount of capital. Once this maximum limit is reached, the General Meeting may resolve on the investment of the exceeding portion in the payment, increase of capital or in dividend distribution.

f)	Dividends

Pursuant to article 36, of the Company’s article of incorporation, the profit accrued for the year shall be allocated as follows: (a) 5% (five per cent) of net income for the set-up of legal reserve, up to the limit of 20% (twenty per cent) of capital; (b) 75% (twenty five per cent) of the adjusted net income, after the deduction of item (a) above, shall be allocated to the payment of mandatory dividend and (iii) 25% (twenty five per cent) of the adjusted net income, after the deduction of item (b) above, shall be allocated to the reserve for investment and expansion.

On October 29, 2013, the Board of Directors approved total payment of dividend for the year ended June 30, 2013 in the amount of R$5,883, paid on January 10, 2014.

g)	Other Reserve

Refers in the amount of R$4,653 and R$1,132 arising from the purchase of interest of investments in the subsidiaries Jaborandi S.A. and Jaborandi Ltda, recorded in equity as “Other reserve”.

At June 30, 2014, R$3,335 was recorded relating to the effects of variation of the foreign exchange rate resulting from the translation of Cresca’s financial statements.

h)	Treasury shares

	Number of shares	Cost/ R$	Market value
At June 30, 2014	195,800	1,934	1,880

This reserve represents the equity component of common shares.

On September 2, 2013, the Company approved the repurchase program of common shares issued up to the limit of 3,511,130 common shares, not exceeding the balance of profits reserve available, included in the Company’s balance sheet at June 30, 2013. During the year ended June 30, 2014, Brasilagro acquired 195,800 common shares issued, which accounts for 0.34% of outstanding shares, excluding the controlling shareholders.

24.	Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments, as well as making decisions related to the investment of funds. The Company has 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The Grains segments main activity is the production and sale of the following products: soybean and corn.

The Sugarcane segment includes the sale of the product in natura.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2014						2013
			Agricultural activity						Agricultural activity
	Total	Real estate	Grains	Sugarcane	Other	Not allocated	Total	Real estate	Grains	Sugarcane	Other	Not allocated

Net revenue	131,314		91,645	38,235	1,434	—	185,647	—	123,237	61,022	1,388	—
Gain on sale of farm	21,845	21,845	—	—	—	—	54,815	54,815	—	—	—
Change in fair value of biological assets and agricultural products	1,092	—	2,059	(719)	(248)		2,289	—	(22,681)	25,060	(90)	—
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(2,043)	—	(2,040)	—	(3)	—	1,659	—	1,659	—	—	—
Cost of sales	(138,535)	—	(98,529)	(34,790)	(5,216)	—	(170,643)	—	(105,401)	(61,157)	(4,085)	—

Gross profit (loss)	13,673	21,845	(6,865)	2,726	(4,033)	—	73,767	54,815	(3,186)	24,925	(2,787)	—
Operating income (expenses)
Selling expenses	(10,239)	(2,430)	(7,283)	—	(526)	—	(14,028)	(4,294)	(9,790)	(68)	124	—
General and administrative	(30,378)	—	—	—	—	(30,378)	(29,233)	—	—	—	—	(29,233)
Other operating revenue	286	—	—	—	—	286	(3,539)	—	—	—	—	(3,539)
Equity pick up	(705)	—	—	—	—	(705)

Operating income (expenses)	(27,363)	19,415	(14,148)	2,726	(4,559)	(30,797)	26,967	50,521	(12,976)	24,857	(2,663)	(32,772)
Net financial income
Financial income	40,051	714	8,556	—	—	30,781	38,000	148	14,656	—	—	23,196
Financial expenses	(41,611)	(3,439)	(5,009)	—	—	(33,163)	(38,591)	(17)	(19,856)	—	—	(18,718)

Profit/loss before taxation	(28,923)	16,690	(10,601)	2,726	(4,559)	(33,179)	26,376	50,652	(18,176)	24,857	(2,663)	(28,294)
Income tax and social contribution (i)	15,561	(5.674)	3,604	(927)	1,550	17.008	2,351	(17,222)	6,180	(8,451)	905	20,939

	(13,362)	11.016	(6,997)	1,799	(3,009)	(16.171)	28,727	33,430	(11,996)	16,406	(1,758)	(7,355)

Profit (loss) for the year	(13,362)	11.016	(6,997)	1,799	(3,009)	(16.171)	28,727	33,430	(11,996)	16,406	(1,758)	(7,355)

Total assets	828,382	402,555	55,939	38,625	2,288	328,975	770,830	472,838	112,974	47,930	—	137,088
Total liabilities	244,476	112,805	46,901	2,985	—	81,785	183,845	101,363	31,403	7,804	—	43,275

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

	2012
			Agricultural activity
	Total	Real estate	Grains	Sugarcane	Other	Not allocated
Net revenue	146,218	—	105,874	40,183	161	—
Gain on sale of farm	12,987	12,987	—	—	—
Change in fair value of biological assets and agricultural products	(417)	—	(3,106)	2,689	—	—
Reversal of provision of agricultural products after harvest	(2,663)	—	(2,429)	(234)	—	—
Cost of sales	(136,447)	—	(97,970)	(37,150)	(1,327)	—

Gross profit (loss)	19,678	12,987	2,369	5,488	(1,166)	—
Operating revenue (expenses)
Selling expenses	(4,015)	(392)	(3,623)	—	—	—
General and administrative	(28,892)	—	—	—	—	(28,892)
Other operating revenue	10	—	—	—	—	10

Operating results	(13,219)	12,595	(1,254)	5,488	(1,166)	(28,882)
Net financial income
Financial income	38,073	428	—	—	—	37,645
Financial expenses	(44,299)	(97)	(16,639)	—	—	(27,563)

Profit/loss before taxation	(19,445)	12,926	(17,893)	5,488	(1,166)	(18,800)
Income tax and social contribution (i)	12,845	(4,395)	6,084	(1,866)	397	12,625

	(6,600)	8,531	(11,809)	3,622	(769)	(6,175)

Profit (loss) for the year	(6,600)	8,531	(11,809)	3,622	(769)	(9,766)

						2012
Total assets	735,762	402,037	78,604	37,376	—	217,745
Total liabilities	176,794	40,858	—	—	—	135,936

(i)	The income and social contribution taxes of the real estate refer to the receipts from the sale of farm and leases.

The balance sheet accounts are represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

25.	Revenues

	2014	2013	2012
Sales of grains	95,896	128,941	112,408
Sales of sugarcane	39,406	62,583	41,260
Lease	1,143	1,261	513
Other revenue	1,730	1,253	359

Gross operating revenue	138,175	194,038	154,540

Sales deductions
Taxes on sales	(6,861)	(8,391)	(8,322)

	(6,861)	(8,391)	(8,322)

Net revenue	131,314	185,647	146,218

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

26.	Expenses by nature

	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	26,271	—	1,127	27,398
Personnel expenses	5,392	—	15,832	21,224
Expenses with services provider	26,235	—	5,328	31,563
Lease	303	—	—	303
Cost of agricultural products	76,367	—	—	76,367
Freight and storage	—	3,063	—	3,063
Maintenance, travel expenses and other	1,879	952	6,605	8,484

At June 30, 2012	136,447	4,015	28,892	169,354

Depreciation and amortization	26,702	—	1,295	27,997
Personnel expenses	7,652	—	17,971	25,623
Expenses with services provider	50,441	—	5,436	55,877
Lease	—	—	648	648
Cost of agricultural products	82,227	—	—	82,227
Freight and storage	—	8,888	—	8,888
Allowance for doubtful accounts	—	846	—	846
Sale of farm—commission	—	4,294	—	4,294
Maintenance, travel expenses and other	3,621	—	3,883	7,504

At June 30, 2013	170,643	14,028	29,233	213,904

Depreciation and amortization	20,313	—	1,118	21,431
Personnel expenses	6,377	—	19,589	25,966
Expenses with services provider	37,150	—	4,841	41,991
Leasing	4,363	982	698	6,043
Cost of agricultural products	66,721	—	—	66,721
Freight and storage	—	7,793	—	7,793
Allowance for doubtful accounts	—	(525)	—	(525)
Contracts onerous	—	579	—	579
Sale of farm—commission	—	1,410	—	1,410
Maintenance, travel expenses and other	3,611	—	4,132	7,743

At June 30, 2014	138,535	10,239	30,378	179,152

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

27.	Management compensation

The expenses associated with Management compensation were recorded under “General and administrative expenses” and are as follows:

	2014	2013	2012
Board of directors and executive board compensation	3,622	3,435	3,267
Bonus	4,924	4,782	4,282

Global compensation	8,546	8,217	7,549
Grant of shares	816	1,261	1,138

	9,362	9,466	8,688

The global compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2014 in the amount of R$ 9,362, was approved at the Annual General Meeting held on October 29, 2013.

Stock option plan—stock options

On August 11, 2010, the Board of Directors approved the creation of the Stock Option Program authorizing the Company’s executive board to grant stock options to the elected beneficiaries at that time. In the Program, the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options were established. Each option, when exercised, entitles the beneficiary to purchase one share of the Company for the exercise price established in the Program. The Programs comprise five beneficiaries and grants 370,007 options at an exercise price of R$8.97 per share, and may be exercised in full as from August 12, 2012 (vesting date), respectively; valid for five years as from the granting date.

On July 03, 2012 the Board of Directors approved the second grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.25 per share and may be exercised in full from July 03, 2012 (vesting date), respectively through a period of 5 years from the granting date.

On September 4, 2012 the Board of Directors approved the third grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.52 per share, and may be exercised in full as from September 4, 2014 (vesting date), respectively; valid for 5 years as from the granting date.

The stock options to be granted according to the Plan may grant rights on the number of shares which does not exceed, at any time, the maximum and cumulative amount of 2% of shares issued by the Company, respecting the minimum price of the average quotation of the Company’s shares at São Paulo Stock Exchange (BOVESPA) floor, weighted by the volume of trading during the last thirty floors prior to the option grant.

The table below presents the changes in the stock option plan per granting:

	First grant	Second grant	Third grant	Total
Outstanding on July 1, 2013	370,007	315,479	315,479	1,000,965
Cancelled	—	(54,527)	(54,527)	(109,054)
Expired	(68,159)	—	—	(68,159)

Outstanding at June 30, 2014	301,848	260,952	260,952	823,752

Exercisable at June 30, 2014 (vested)	301,848	—	—	301,848

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The table below presents the information on the Program and assumptions used for valuation:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of year	8.78	8.78	8.78
Free risk interest rate %	11.36	9.37	9.12
Contractual period for exercise	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market – %	67.48	41.62	40.50
Number of outstanding options	301,848	260,952	260,952
Number of options to be exercised	301,848	260,952	260,952
Estimated fair value on the grant date (R$/share)	6.16	3.60	4.08

In the year ended June 30, 2014 the Company recognized the amount of R$816 (R$1,251 at June 30,2013) recorded in administrative expenses. There was a reversal of R$350 related to the cancelled options, due to the resignation of one of the Company’s directors.

28.	Financial income and expenses

	2014	2013	2012
Financial Income
Interest short term investments	9,484	5,598	12,686
Interest on receivables	2,635	11,029	1,812
Variation	—	—	1,939
Foreign exchange variation	6,011	5,116	2,961
Gain on remeasurement of receivables from sale of farms and machinery	19,086	214	6,682
Realized profit from derivative transactions	—	—	3,777
Unrealized profit from derivative transactions	2,835	16,043	8,216

	40,051	38,000	38,073

Financial Expenses
Interest loans and financing	(180)	(1,083)	(506)
Bank Charges	(762)	—	—
Interest on payables	(10,674)	(8,456)	(7,461)
Monetary variation	(2,328)	(1,545)	(2,204)
Foreign exchange variation	(5,688)	(3,121)	(2,827)
Loss on reameasurement of receivables from sale of farms and machinery	(13,561)	(3,380)	—
Realized loss from derivative transactions	(6,699)	(16,622)	(10,329)
Unrealized loss from derivative transactions	(1,719)	(4,384)	(20,972)

	(41,611)	(38,591)	(44,299)

Financial income (expense)	(1,560)	(591)	(6,226)

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

29.	Income and social contribution taxes

	2014	2013	2012
Income (loss) before income and social contribution taxes	(28,923)	26,376	(19,445)
Combined nominal rate of income tax and social contribution taxes-%	34%	34%	34%

	9,834	(8,968)	6,611
Equity pick up/loss on investments	(240)	—	—
Management bonus	(1,674)	(1,474)	(534)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue(*)	8,345	14,702	6,969
Reversal of management bonus – permanent	—	(1,000)	—
Income tax credit not approved	—	(547)	—
Other permanent additions	(704)	(362)	(201)
IRPJ and CSLL on the profit/loss for the year	15,561	2,351	12,845

Current	(2,777)	(7,905)	(1,841)
Deferred	18,338	10,256	14,686

	15,561	2,351	12,845

Effective rate	-54%	9%	-66%

(*)	For some of our subsidiaries, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at rate a lower rate than if taxable profit were based on accounting records.

30.	Earnings (loss) per share

a)	Basic

Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders of the Company, by the weighted average number of common shares issued during the year. Due to the loss for the year, the shares with potential dilution are not considered when there is loss, since they would have an antidilutive impact.

	2014	2013	2012
Profit (loss) attributable to equity holders of the parent	(13,362)	28,727	(5,572)
Weighted average number of common shares issued (thousands)	58,292	58,422	58,422
Effect from dilution – shares	70	23	—
Antidilutive effect	(70)	—	—
Weighted average number of common shares issued adjusted by the dilution effect	58,292	58,445	58,422

Basic earnings per share	(0.23)	0.49	(0.10)

Diluted earnings per share	(0. 23)	0.49	(0.10)

31.	Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company’s external legal advisors.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

Probable risks

At June 30, 2014, the Company recorded a provision of R$3,573 (R$4,802 at June 30, 2013) related to legal and administrative proceedings whose risk of loss was considered probable, as summarized below:

	Labor (a)	Environmental (b)	Tax (c)	Civil (d)
At June 30, 2012	1,183	—	—	—

Additions	105	3,213	1,813	—
Monetary restatement	96	781	—	—
Reversal/payments	(791)	(1,598)	—	—

At June 30, 2013	593	2,396	1,813	—

Additions	311	—	1,450	603
Monetary restatement	234	—	65	—
Reversal/payments	(556)	(2,396)	(940)	—

At June 30, 2014	582	—	2,388	603

(a)	Labor claims

At June 30, 2014, the Company, supported by the opinion of its external legal advisors, recorded provision for labor claims in the amount of R$582, related to labor claims filed by former employees and third parties. In most of the cases, the Company’s and its subsidiaries’ responsibility is subsidiary, since possible rights between outsourced companies and their former employees are challenged.

(b)	Environmental suits

As regards the environmental contingency related to the tax notice drafted by IBAMA due to alleged degradation of permanent preservation area at São Pedro Farm. On December 31, 2013, supported by the opinion of its external legal advisors, the Company reversed the contingency provision, since, due to the annulment action filed in relation to the tax notice, with the judicial deposit of the full amount of the penalty, the possibility of loss was classified as possible.

(c)	Tax suits

At June 30, 2014, supported by the opinion of its external legal advisors, the Company recorded provision for tax suits in the amount of R$2,388. The amount of R$2,128 refers, especially, to the alleged incidence of social contribution taxes on the payments to the Company’s foreign members of the Board, and the balance of R$260 refers to tax administrative procedures being challenged, particularly in matters related to the incidence of ICMS on operations at Araucária Farm, State of Goiás.

(d)	Civil suits

At June 30, 2014, the Company recorded provision for civil contingency in the amount of R$603 related to fine due for alleged noncompliance with contractual obligation assumed by the Company in the rural leasing agreement executed in 2012 involving Horizontina Farm.

In November 2013, the Purchaser filed an injunctive relief for anticipated production of evidence, in progress at the Court of the Judicial District of Tasso Fragoso/MA, aiming at judicial approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area.

The Company deemed adequate to set up provision for amount due the possibility of legal discussion, since the obligation of opening of area, assumed by the Company under the Contract, will possibly be challenged in courts by the Purchaser.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

Possible risks

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings which are not provisioned, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2014	2013	2012
Civil (a)	12,080	6,552	6,382
Tax (b)	8,571	12,871	9,900
Labor (c)	1,125	665	1,001
Environmental (d)	3,468	—	3,907

	25,190	20,088	21,190

(a)	Civil

On June 30, 2014, the Company has civil claims in the amount of R$12,080 (R$6,552 at June 30, 2013) referring mainly to: (i) declaration of nullity of acknowledgement of debt due to the purchase and sale of rice, (ii) suspension of protest of promissory note provided as guarantee upon the acknowledgement of debt arising from purchase and sale of rice , (iii) injunctive relief for anticipated production of evidence aiming at legal approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area at Nova Horizontina farm, (iv) indemnity for pain and suffering and property damages, allegedly suffered due to road accident occurred with employee of a Company’s service provider in Araucária Farm, on October 29, 2011 and (v) annulment of the legal business of purchase and sale of one of the properties of Chaparral Farm, due to challenge by the seller of the validity of his representation in the property deed; and (vi) indemnity for property, pain and suffering and esthetical damage cumulated with request for life annuity due to the accident occurred with the employee of a Company’s service provider at Cremaq Farm on May 29, 2014.

(b)	Tax

At June 30, 2014, the Company has legal and administrative tax proceedings in the amount of R$8,517 (R$12,871 at June 30, 2013) which refers mainly to lawsuits related to (i) non-compliance statement aiming to overturn the interlocutory decision that partially approved the credit from income tax losses carryforward for the fourth quarter of 2007 and consequently not approving the Company offsets of the aforesaid credits; (ii) annulment action filed aiming at the annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; (iii) tax notice served for collection of ICMS tax credit on products exported by the Company; (iv) tax notice aiming at the collection of tax credit; (v) tax notice aiming at the collection of ICMS tax credits, in the amount of R$198, based on the understanding that the Company did not reverse ICMS credits, arising from the bookkeeping allegedly undue of credits related to the acquisition of fixed assets, since it did not provide the CIAP book model “C”, related to the period from January 1 to December 31, 2012; (vi) tax notice for collection of ICMS tax credit, based on the understanding that the Company shipped primary products to exporters for the specific purpose of export, alleging that these products were not shipped abroad within the period of 180 (one hundred and eighty) days from the exit of the goods.

(c)	Labor

At June 30, 2014, the Company has labor claims in the amount of R$1,125 (R$665 at June 30, 2013) filed by former employees and third parties, mainly claiming indemnities and the recognition of employment relationship.

(d)	Environmental

At June 30, 2014, the Company has environmental suits in the amount of R$3,468, related to annulment action proposed before the Federal Court of Goiânia, State of Goiás, aiming at the annulment of tax notice for alleged degradation of permanent preservation area at São Pedro Farm.

On October 15, 2013, the Company made the judicial deposit in the amount of R$3,056 corresponding to the amount of the fine applied.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

32.	Commitments

a)	Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered within the term established.

At June 30, 2014, there are commitments signed for future delivery of 14,295 tons of soybean.

Corn is sold as powder and the price is established in reais upon the sale. At June 30, 2014 there are commitments signed for 12,636 tons of corn.

b)	Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

On March 2008, the Company is part to two contracts for the exclusive supply to ETH Bioenergia of the totality of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second, to approximately 3,669 hectares at Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case.

As determined by the São Paulo Council of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA, for the year ended June 30, 2014, sales of our sugarcane production to ETH Bioenergia were of R$39.4 million, (R$ 62.6 million at June 30, 2013), representing 29% of total revenue. The purpose of contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term.

The amounts of sale of sugarcane previously mentioned corresponded to 570,820 tons of sugarcane delivered in the current year up to June 30, 2014 and 1,047,791 tons of sugarcane delivered up to June 30, 2013. The price per ton of sugarcane delivered was calculated based on the Total Recoverable Sugar (ATR) assessed on sales dates. The future estimated quantity of sugarcane to be delivered is difficult to determine due to the fluctuations and variability in market value and harvest productivity.

c)	Lease agreement Partnership (i)

	2014	2013	2012
Lease agreement	535	1,166	1,189

On July 13, 2011 and September 15, 2011 the Company entered into two agreements to lease farms (Partnership I) both located in the municipality of Jaborandi, the state of Bahia. The areas of 5,192 are used for planting of soybean, corn, cotton and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) a preference right with respect to lease renewal, as well as a (b) preference right for the purchase of the farms.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operating lease.

On June 16, 2014, the Company executed the dissolution of the partnership which corresponds to an area of 3,691.9 hectares.

The total lease agreements to be paid in the long term according to these agreements corresponds to 40,500 bags of soybean, of which R$536 in up to one year and R$1,634 from one to five years.

d)	Lease agreement Partnership (II)

	2014	2013	2012
Lease agreement	294	—	—

On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piaui. The partnership shall be effective for 11 (eleven) crop years, beginning at the date of its execution and estimated ending on June 01, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement.

This partnership agreement complies with the definition of operating leasing. The payment will always be in species (soybean grains), to be deposited until June 30 of each crop year, in warehouse located at a distance not above 100 km of paved road (one hundred kilometers) from the partnership area or at a distance in unpaved road with the cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables: the productivity and the area effectively planted. According to this agreement, the minimum quantity to be paid in the long term would correspond to 608,000 bags, of which 60,800 bags of soybean in up to one year, 304,000 bags of soybean from one to five years and 243,200 bags of soybean with more than five years up to the end of the agreement.

The partnership agreement may be terminated by the parties, at any time, through notice no longer than 120 days before beginning of the harvest and foresees the following fines to the Company:

(i)	Termination in the 1st harvest year – Fine equivalent to 16 bags/ha of the production area;

(ii)	Termination in the 2nd harvest year – Fine equivalent to double the participation applicable to the granting Partnership in the previous harvest year; and

(iii)	As from the end of the 2nd harvest year, with the end of the “Plan of Opening and Transformation”, no fine will be due.

In the case of the lessor, the indemnity amount will be related to the proven investments made.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

33.	Transactions with related parties

The primary related party transactions are as follows:

	2014	2013	2012
Current assets
Cresud (a.i)	723	347	—

	723	347	—
Noncurrent assets
Cresca (b.i) (b.ii)	26,068	—	—

	26,068	—	—
Current liabilities – trade accounts payable
Cresud (a.i)	218	183	—
Cresca acquisition – Cresud Group (a.ii)	33,019	—	—

	33,237	183	—
Income statement
Cresud (a)	1,194	—	—
Futures and options	(55)	—	—

	1,139	—	—

(a.i)	Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

(a.ii)	Acquisition of advisory contract from Cresud – R$2,130 discounted at present value, maturity on 12/12/2014, restated based on the foreign exchange rate variation (US$) and interest of 7.0% p.a.;

(a.iii)	Financing payable to Cresud – R$ 18,723, discounted at present value, maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(a.iv)	Acquisition of 50% interest in joint venture payable to Cresca – R$ 11,082 discounted at present value, maturity at 12/12/2014, restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.; and

(a.v)	Contingent consideration for the acquisition of 50% of interest in joint venture payable to Cresca in the amount of R$1,084.

(b.i)	Accounts receivable from Cresca for assumption of financing from the company Helmir – R$21,807, maturity at 12/31/2016 restated based on the foreign exchange variation (US$) and interest of 12% p.a.; and

(b.ii)	Loan receivable from Cresca granted on 12/23/2013 in the amount of R$ 4,261, with interest of 12% p.a. and undetermined maturity.

34.	Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for employees working at the farms, (ii) insurance for vehicles and machinery, (iii) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover adventitious risks over its assets and/or responsibilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, and concluded that there is no need for other types of insurance due to low chances of occurrence of risks.

Brasilagro-Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, except if stated otherwise)

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2014:

Insurance type	Coverage thousands – R$
Vehicles	1,817
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	5,829
Fire and damages in improvements	940
Fire/lightning/explosion (office)	500
Electrical damage (office)	100

Given their nature, the assumptions adopted are not part of the audit of the financial statements. As a consequence, they have not been audited by our independent auditors.

35.	Subsequent events

a)	Cresca

On April 07, 2014, Cresca sold 24,624 undeveloped hectares for the amount of US$14.8 million, which was recognized on July 14, 2014, when the ownership of land was transferred. After this transaction and the transaction described in Note 14 c), Cresca will have 117,331 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

On July 09, 2014, Cresca purchased 30,500 has according to transaction described in Note 14 c). In this transaction, the Company transferred to Cresca the amount of R$5,782.

b)	Loan for use agreement – Araucária Farm

On July 8, 2014 the Company executed between the same parties, a loan for use agreement through which Brasilagro obtained, at no cost, the right for free and temporary use of 913 has suitable for agricultural purposes. The purpose of the loan for use agreement is to allow Brasilagro to finalize the crop and harvest of sugarcane currently planted in the plots subject matter of the agreement, as the sugarcane was acquired by the purchaser of the farm.

c)	Loans and financing

On July 25, 2014, the amount of R$44,884 was paid to BNB Bank relating to the portion of Financing of Harvest Cost, of which R$30,390 referring to Brasilagro and R$14,494 to Jaborandi.