Form 20-F
period 2015-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2015-11-02
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

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

Ordinary shares, no par value                    58,226,600

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

Large accelerated filer  ☐                    Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

PART I

INTRODUCTION

Unless the context otherwise requires, the term “BrasilAgro” refers to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and its consolidated subsidiaries; and unless indicated otherwise, the terms “we,” the “Company,” “our” or “us” refer to BrasilAgro. The terms “Brazil” and the “Brazilian government” refer to the Federative Republic of Brazil.

Presentation of Financial Information

All references herein to “real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “dollars” or “US$” are to U.S. dollars.

On June 30, 2015, the end of our fiscal year, the exchange rate for Reais into U.S. dollars was R$3.1026 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2014, the selling rate was R$2.2025 to US$1.00. The selling rate was R$2.2156 to US$1.00 on June 30, 2013, R$2.0213 to US$1.00 on June 30, 2012, and R$1.5611 to US$1.00 on June 30, 2011, in each case, as reported by the Central Bank. The Real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2015 may not be indicative of future exchange rates. On October 20, 2015, the selling rate was R$3.8656 to US$1.00, as reported by the Central Bank. See “Item 3—Key Information—Exchange Rates” for information regarding exchange rates for the Real since July 1, 2011.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3—Key Information—Selected Financial Information” in this Annual Report from Reais into U.S. dollars, unless otherwise indicated, using the selling rate as reported by the Central Bank on October 20, 2015 of R$3.8656 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in Reais. Our fiscal year is from July 1 of each year to June 30 of the following year. Our consolidated financial statements as of June 30, 2015,  2014 and 2013 and for the years ended June 30, 2015, 2014 and 2013 have been audited, as stated in the report annexed hereto.

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

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

Market Information

The market information included herein concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Food Supply Company (Companhia Nacional de Abastecimento), or Conab, a state-owned company, the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, the U.S. Department of Agriculture, or USDA, the U.S. Food and Agriculture Organization, or FAO, the United Nations, and the Organization for Economic Cooperation and Development, or OECD, as well as from other public institutions and independent sources as indicated throughout this Annual Report. We believe that such information is true and accurate as of the date they were made, although we have not independently verified it.

Rounding

Some percentages and amounts included herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or any Public Company Accounting Oversight Board, or “PCAOB,” rules that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis and any future audit rule promulgated by the PCAOB (unless the U.S. Securities and Exchange Commission, or the SEC, determines otherwise). We take advantage of the exemption to provide an auditor’s attestation report and may decide to rely on other exemptions in the future, such as compliance with certain PCAOB rules. We do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed US$1 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (c) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period, or (d) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

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

Any of the following important factors, and those described elsewhere in this Annual Report on Form 20-F or in other of our filings with the SEC, among other things, could cause our results to differ from any results or conditions that might be projected, forecasted or estimated by us in any such forward-looking statements:

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

•        other factors that may affect our financial condition, liquidity and operating result, and

•        other risks discussed under “Item 3—Key Information-Risk Factors.”

We undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise. Investors are cautioned not to put undue reliance on any forward-looking statements.

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

A. Selected Consolidated Financial Data

We prepare our annual consolidated financial statements in accordance with IFRS as issued by the IASB. We adopted IFRS beginning in the fiscal year ended June 30, 2011. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

Due to the nature of our business and the harvesting periods in the locations where we operate, our fiscal year ends on June 30 of each year. References in this Annual Report on Form 20-F to a specific fiscal year relate to the fiscal year ended on June 30 of that calendar year, unless indicated otherwise.

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2015, 2014, 2013, 2012 and 2011 and for the five years ended June 30, 2015 and has been prepared in accordance with IFRS as issued by the IASB. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this Annual Report.

For convenience, we have also presented the information below as of and for the year ended June 30, 2015 in U.S. dollar using the exchange rate of R$3.8656 per US$1.00 as of October 20, 2015, which is the most recent practicable date.

	Year ended June 30,
	2015	2015	2014	2013	2012	2011
	(US$ thousand, except share and per share information)	(R$ thousand, except share and per share information)
CONSOLIDATED STATEMENT OF OPERATIONS
Net revenue	45,103	174,351	131,314	185,647	146,218	79,544
Gain on sale of farms	50,048	193,464	21,845	54,815	12,987	—
Changes in fair value of biological assets and agricultural products	2,532	9,788	1,092	2,289	(417)	22,761
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(786)	(3,038)	(2,043)	1,659	(2,663)	(986)
Cost of sales	(44,104)	(170,489)	(138,535)	(170,643)	(136,447)	(61,500)
Gross profit	52,793	204,076	13,673	73,767	19,678	39,819
Selling expenses	(2,330)	(9,006)	(10,239)	(14,028)	(4,015)	(2,991)
General and administrative expenses	(7,595)	(29,360)	(30,378)	(29,233)	(28,892)	(26,330)
Other operating income (expense), net	(885)	(3,422)	285	(3,539)	10	73
Equity pick up	(1,127)	(4,355)	(704)	—	—	—
Operating income (loss)	40,856	157,933	(27,363)	26,967	(13,219)	10,571
Financial income	31,703	122,552	40,051	38,000	38,073	25,738
Financial expenses	(23,260)	(89,914)	(41,611)	(38,591)	(44,299)	(16,460)
Profit (loss) before income and social contribution taxes	49,299	190,571	(28,923)	26,376	(19,445)	19,849
Income and social contribution taxes	(2,525)	(9,761)	15,561	2,351	12,845	(5,186)
Profit (loss) for the year	46,774	180,810	(13,362)	28,727	(6,600)	14,663
Profit (loss) attributable to equity holders of the parent	46,774	180,810	(13,362)	28,727	(5,572)	14,743
Loss attributable to non-controlling interests	—	—	—	—	(1,028)	(80)
Issued shares at the year end	58,226,600	58,226,600	58,422,400	58,422,400	58,422,400	58,422,400
Basic earnings (loss) per share in R$/US$	0.8	3.10	(0.23)	0.49	(0.10)	0.25
Diluted earnings (loss) per share in R$/US$	0.8	3.10	(0.23)	0.49	(0.10)	0.25
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	(2,891)	(11,175)	22,880	(46,472)	(10,691)	(32,633)
Net cash flows from (used in) investing activities	5,161	19,952	(9,850)	54,085	(24,375)	(33,998)
Net cash flows from (used in) financing activities	(5,148)	(19,902)	(1,979)	617	(33,085)	(3,954)
Increase (decrease) in cash and cash equivalents	(2,878)	(11,125)	11,051	8,230	(68,151)	(70,585)

	As of June 30,
	2015	2015	2014	2013	2012	2011
	(US$ thousand)	(R$ thousand)
CONSOLIDATED BALANCE SHEET
Assets
Current assets
Cash and cash equivalents	19,562	75,620	86,745	75,694	67,464	135,615
Marketable securities	70,690	273,258	21,532	9,244	—	—
Trade accounts receivable	11,907	46,028	65,010	131,102	60,655	25,971
Inventories	8,336	32,225	40,210	28,805	72,558	77,479
Biological assets	420	1,624	1,421	1,201	4,111	1,335
Recoverable taxes	1,400	5,412	3,749	7,655	9,331	4,307
Derivative financial instruments	3,492	13,498	18,255	17,081	4,327	5,386
Transactions with related parties	221	856	723	347	—	—
Other current assets	82	316	442	430	710	921
Total current assets	116,111	448,837	238,087	271,559	219,156	251,014
Non-current assets
Biological assets	7,565	29,245	31,202	36,656	31,931	40,334
Restricted marketable securities	380	1,468	13,782	17,988	23,197	21,262
Receivables from related parties	10,105	39,060	26,068	—	—	7,118
Recoverable taxes	6,364	24,602	29,849	25,736	22,803	25,784
Deferred taxes	11,159	43,137	43,554	25,216	14,960	—
Derivative financial instruments	106	408	63	1,714	—	—
Trade accounts receivable	5,899	22,802	37,453	33,729	12,759	2,936
Investment properties	74,593	288,347	334,803	339,108	391,907	383,687
Other non – current assets	1,503	5,811	4,644	1,633	268	94
Investments in unquoted equity instruments	25,799	99,729	50,369	70	410	410
Property, plant and equipment	2,743	10,602	13,542	14,851	15,630	12,765
Intangible assets	981	3,792	4,966	2,570	2,741	2,747
Total non-current assets	147,197	569,003	590,295	499,271	516,606	497,137
Total assets	263,307	1,017,840	828,382	770,830	735,762	748,151
Liabilities and equity
Current liabilities
Trade accounts payable	1,434	5,545	8,158	7,777	4,151	2,435
Loans and financing	13,167	50,900	62,253	44,929	43,067	37,899
Labor obligations	2,901	11,215	8,730	8,752	7,436	4,801
Taxes payable	6,047	23,377	6,501	2,306	3,102	767
Dividends payable	10,440	40,358	25	1,963	2	2
Derivative financial instruments	1,463	5,655	204	2,860	8,307	2,918
Payable for purchase of farms	12,635	48,840	44,820	43,650	40,858	57,521
Transactions with related parties	124	480	33,237	183	—	—
Onerous contract	—	—	579	—	—	—
Advances from customers	2,108	8,147	15,038	2,124	4,490	5,909
Other liabilities	1,165	4,504	—	—	—	—
Total current liabilities	51,485	199,021	179,545	114,544	111,413	112,252
Non-current liabilities
Loans and financings	15,309	59,179	57,909	56,924	51,294	55,436
Taxes payable	390	1,508	2,482	5,812	2,695	1,594
Deferred taxes	—	—	—	—	—	1,594
Derivative financial instruments	432	1,670	—	1,140	10,209	—
Provision for legal claims	953	3,684	3,573	4,802	1,183	—
Other liabilities	174	672	967	623	—	492
Total non-current liabilities	17,258	66,713	64,931	69,301	65,381	59,116
Equity
Attributable to equity holders of the parent:
Capital	151,134	584,224	584,224	584,224	584,224	584,224
Capital reserves	608	2,349	4,201	3,385	2,134	996
Income reserves	23,064	89,156	—	6,296	—	—
Treasury shares	(58)	(224)	(1,934)	—	—	—
Additional dividends proposed	10,434	40,333	—	—	—	—
Other comprehensive income (loss)	9,382	36,268	8,403	(6,920)	(6,920)	—
Accumulated losses	—	—	(10,988)	—	(20,470)	(14,898)
	194,564	752,106	583,906	586,985	558,968	570,322
Non-controlling interests	—	—	—	—	—	6,601
	194,564	752,106	583,906	586,985	558,968	576,923
Total liabilities and equity	263,307	1,017,840	828,382	770,830	735,762	748,291

We have included information with respect to dividends and/or interest on shareholders’ equity paid to holders of our common shares and preferred shares since June 30, 2011 in Reais and in U.S. dollars translated from Reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

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

The following tables show, for the periods and dates indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 30, 2015, the Real/U.S. dollar exchange rate was R$3.1026 per US$1.00. On October 20, 2015, the Real/U.S. dollar exchange rate was R$3.8656 per US$1.00. The information below is based on the noon buying rate in the City of New York for wire transfers in Brazilian Reais as certified for U.S. customs purposes by the Federal Reserve Bank of New York.

Fiscal year ended June 30,	Average Rate(1)
(R$ per US$1.00)
2011	1.677
2012	1.792
2013	2.038
2014	2.297
2015	2.678

(1)   The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
April 2015	3.165	2.894
May 2015	3.179	2.989
June 2015	3.179	3.047
July 2015	3.394	3.117
August 2015	3.647	3.443
September 2015	4.195	3.673
October 2015 (through October 20, 2015	3.916	3.848

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

In recent years, investments in Brazil’s agriculture sector have increased substantially. As a result, demand and valuations for the kind of properties we seek to acquire have escalated significantly. We believe that prices for such properties are likely to continue to increase in the medium and long-term, perhaps significantly as demand is expected to remain high. We compete with local and foreign investors, many of whom are larger and have greater financial resources than we do. Such investors may be able to incur operating losses for a sustained period, retain their real estate investments for a longer period than we can or accept lower returns on such investments. As a result, such investors may be willing to pay substantially higher prices for agricultural properties than we are able or willing to do, depriving us of opportunities to acquire the best agricultural properties and/or increasing our acquisition costs. As a result of the foregoing, we cannot assure you that we will be able to locate and acquire suitable investments on reasonable terms, and our inability to do so would have a material adverse effect on us.

The imposition of restrictions on acquisitions of agricultural properties by non-Brazilian nationals may materially restrict the development of our business.

In August 2010, the then-president of Brazil approved the opinion of the Attorney General of the federal government affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Under this legislation, companies that are majority-owned by foreigners may not acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária) or INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners may not exceed 25% of the surface area of the relevant municipality, of which area up to 40% may not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality may not exceed 10% of the surface area of the relevant municipality. In addition, INCRA will also verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis INCRA will issue a certificate allowing the acquisition or lease of the property. The purchase and/or lease of agricultural properties that do not respect the requirements above need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases of certificates having been granted.

At September 30, 2015, approximately 77.76% of our common shares were held by foreigners and, accordingly, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and/or our inability to obtain needed approvals, except in the State of São Paulo, where the entities providing notary and registrary services are, at the date hereof, exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74. There is a judgement pending on the Supreme Court (Supremo Tribunal Federal) or STF) regarding this exemption. In addition, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties. For example, we currently have control over the properties we own, and we would need to acquire properties in partnership with local companies in which we relinquish our right to exercise control over the entities acquiring such properties. This might have the effect of increasing the number of transactions we must complete, which would add transaction costs. It might also require the execution of joint ventures or shareholder agreements, which increases the complexity and risk associated with such transactions.

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

Our dependence on third-party contractors also subjects us to the risk of labor lawsuits alleging that an employment relationship exists between us and our contractors’ personnel, and that as a result we have joint and several or secondary liability for our contractors’ labor and social security payment obligations, lease payments or other obligations. Such lawsuits could be brought independently by such third-party employees, or could arise as a result of inspections by governmental authorities. The Brazilian Supreme Labor Court (Tribunal Superior do Trabalho) has held that outsourcing is legally permissible with respect to specialized services not related to the company’s core business, such that an employment relationship is not formed between the outsourcer and the workers providing the non-core services. In addition, pursuant to the court’s decision, companies hiring third-party contractors in violation of such standard will be held secondarily liable for labor and social security contingent liabilities of the employees of such third-party contractors. If we are forced to recognize an employment relationship between us and the employees of our third-party service providers, we may be required to change our strategy with regard to the use of third-party service providers, which could have an adverse effect on our business, financial condition, and results of operations.

Moreover, pursuant to Brazilian environmental law, we are jointly and severally liable, together with our contractors, for all environmental damages caused by our third-party contractors, irrespective of our fault for such damages. Such obligations or our costs for defending against any such allegations are potentially significant and could have a material adverse effect on us if we were deemed responsible for their payment.

Changes in government policies may adversely affect our business, financial condition, and results of operations.

Government policies for encouraging biofuels as a response to environmental concerns have shown, and are likely to continue to show, an impact on grain prices. The nature and scope of future legislation and regulations affecting our markets are unpredictable, and we cannot assure you that current concessions, prices or market protections involving biofuels will be maintained in their current form for any finite period. Any reduction in the support for biofuels by the United States government or any other government may result in stagnation or decline in the market prices of certain agricultural commodities, and consequently on the price of our agricultural properties, which may adversely affect our business, financial condition, and results of operations.

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. The failure to comply with such laws and regulations may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to cure and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable even in cases where it is not negligent and would make us jointly and severally liable for the obligations of our contractors, producers or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in the financial resources which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on us.

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

The occurrence and effect of diseases can be unpredictable and devastating on crops, potentially rendering useless all or a significant portion of the affected crops. The cost of preventing and treating crop disease tends to be high. For example, the spread of Asian soybean rust (ferrugem asiática) and corn earworm (helicoverpa zea) has resulted in lower crop yields and higher operating costs. Currently, Asian soybean rust and corn earworm can only be controlled, not eliminated. The origination and spread of diseases may occur for many reasons beyond our control, including the failure of other agricultural producers to comply with applicable health and environmental regulations. The appearance of new diseases or the mutation or proliferation of existing diseases could damage or completely destroy our crops which would materially and adversely affect us.

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

We depend on international trade and economic and other conditions in our key export markets.

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

Agribusiness operations are predominantly seasonal in nature. In Brazil, the harvest of soybean, corn and rice generally occurs from February to June. The annual sugarcane harvesting period in Brazil normally begins in April and ends in November. As a result, our results of operations are likely to continue to fluctuate significantly between the planting and harvesting periods of each crop which cause fluctuations in our cash flows as a result of disparities between our revenue stream and our fixed expenses. In addition, seasonality creates limited windows of opportunity for our producers to complete required tasks at each stage of crop cultivation. Should events such as adverse weather conditions (including deluges of rain as has recently been the case throughout Brazil) or transportation interruptions occur during these seasonal windows, we may be faced with the possibility of reduced revenue without an opportunity to recover until the following crop’s planting. Finally, because of the effects of seasonality, our quarterly results may not be indicative of our annual result.

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

As of September 30, 2015, Cresud holds 39.76% of our common shares. Cresud has numerous other investments and may have other priorities that may conflict with those of our other shareholders, and as a result significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud. In addition, certain members of our management, including our chief administrative officer and our agricultural technical officer, were previously employed by, and as of the date of this Annual Report are no longer employed by, Cresud. This situation may give rise to real or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters. It is impossible to predict whether the outcome of decisions by the members of the board will be favorable to us or to our other shareholders.

In addition, as a result of Cresud’s ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions, may be attractive to both Cresud and us. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Substantially all of our revenue is derived from a small number of clients.

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2015, our three largest customers accounted for 73.2% of our total revenue. Furthermore, we have entered into a supply contract and a leasing contract with Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), pursuant to which we currently supply them with100% of our sugarcane production from Alto Taquari and Araucaria and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. The term of this leasing contract covers a total area of 4,263 hectares which we will explore and operate until March 31, 2026. As a result, the strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated client base. Thus, we may not be able to maintain or form new relationships with customers, which could have a material adverse effect on us.

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

Approximately 95.1% of our products, including soybean and corn, contain genetically modified organisms, or GMOs, in varying proportions, depending on the crop year. Production and consumption of GMOs remain controversial, and adverse publicity and consumer resistance has led to adoption of certain governmental regulations limiting sales of GMO products in important markets including the European Union. If GMOs were determined to present risks to human health or to the environment, demand for our GMO products could collapse, and we could face potentially significant liability for harm caused by such products, all of which could materially and adversely affect our business, financial condition, and results of operations.

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

Social movements such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements and, in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any social movement. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition, and results of operations.

We made investments in farmland in Paraguay, and we may possibly make investments in other countries in and outside Latin America, in which case we would be subject to the associated economic, legal, political and regulatory risks.

Currently, we conduct our activities in Brazil and Paraguay. Nevertheless, we are in the process of considering our expansion into other countries in and outside Latin America, although we currently have no definitive commitments or specific plans with respect thereto. Accordingly, in the future we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives. The success in other countries of the business strategy and business model that we apply in Brazil would be subject to a high level of uncertainty and depend on numerous factors beyond our control; and therefore we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recuperate our investments. Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent to the management of a transnational company, including:

•         challenges caused by distance, language, local business practices and cultural differences (i.e. lack of financing; longer payment cycles in the relevant country; difficulties in forming partnerships or strategic alliances with local parties; conflicting or redundant practices in respect to tax, regulatory, legal and administrative aspects);

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

•         transnational conflicts or disputes involving Brazil and the relevant country;

•         terrorism or military conflicts; and

•         natural disasters, epidemics, riots and insurrections.

Our inability to recognize and respond to these differences, challenges and risks could adversely affect any operations we may undertake in markets outside of Brazil, which could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, combined with Brazilian political and economic conditions, may adversely affect us.

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

•         economic and social instability;

•         increase in interest rates;

•         exchange controls and restrictions on remittances abroad;

•         restrictions and taxes on agricultural exports;

•         exchange rate fluctuations;

•         inflation;

•         volatility and liquidity in domestic capital and credit markets;

•         expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•         allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

•         government policies related to our sector;

•         fiscal or monetary policy and amendments to tax legislation; and

•         other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports. The administration is currently facing domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. In addition, the federal government is proposing the creation of a tax on financial transactions, including wire transfers, (the so-called “CPMF”) in order to improve the fiscal situation of the country. We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 7.5%, 3.9%, 1.8%, 2.7%, and 0.1% in 2010, 2011, 2012, 2013 and 2014, respectively and GDP decreased 1.9% in the first six months of 2015. Inflation, unemployment and interest rates have increased more recently and the Brazilian Real has weakened significantly in comparison to the U.S. dollar. The market expectations for the years 2015 and 2016 is that the Brazilian economy will continue to slow down and GDP will decrease. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

In addition to the recent economic crisis, protests, strikes and corruption scandals, including the “Lava Jato” investigation, has led to a fall in confidence and a political crisis. There is strong popular pressure and several legal and administrative proceedings for the impeachment of the Brazilian President and/or revocation of the mandates or resignation of the Brazilian President and/or the Head of the House of Representatives, which have led to uncertainties. The political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial condition. Furthermore, investigations regarding corruption may involve companies with whom we do business, which may impact our business and results of operation.

The economic and political crisis have resulted in the downgrading of the country’s long-term credit rating from Standard & Poor's rating agency from BBB + to BBB-, placing Brazil back to speculative investment grade level ("junk"). Moody's downgraded Brazil from "Baa2" to "Baa3" and changed the negative perspective to stable, while Fitch Ratings downgraded Brazil from BBB to BBB- and changed the perspective from stable to negative. Both Moody’s and Fitch still consider Brazil investment grade. Further downgrading of Brazil’s ratings by any of these agencies may adversely affect us and the stock price of our securities.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010. The SELIC rate has increased since then and, as of June 30, 2015, it was 13.75% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 7.8% in 2012, 5.5% in 2013, and 3.67% in 2014. Cumulative inflation in the first six months of 2015, calculated by the same index, was 4.33%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2015, certain of our loans were subject to interest rate fluctuations such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly-traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our common shares or our ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Holders of our common shares or ADSs in the United States may not be entitled to the same preemptive rights as Brazilian shareholders, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of our common shares or ADSs in the United States to exercise any preemptive rights in any future capital increase unless (i) we file a registration statement for an offering of shares resulting from the capital increase with the SEC, or (ii) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of our common shares or ADSs in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in our company may be diluted.

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

The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council. In addition, we are not required to, among other things:

•         have a majority of the board be independent;

•         have a compensation committee  or a nominating/corporate governance committee of our board of directors;

•         have regularly scheduled executive sessions with only non-management directors; or

•         have at least one executive session of solely independent directors each year.

We are an emerging growth company within the meaning of the Exchange Act and, if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2.24 trillion (US$843.5 billion) at December 31, 2014 and an average daily trading volume of R$6.1 billion (US$2.6 billion) for 2014. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$20.2 trillion at December 31, 2014 and the NYSE recorded an average daily trading volume of US$63.1 billion for 2014. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 60% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2014. The ten most widely traded stocks in terms of trading volume accounted for approximately 49.5 % of all shares traded on the BM&FBOVESPA in 2014. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

Since our initial public equity offering and listing in Brazil on the BM&FBOVESPA stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 10 agricultural properties in seven Brazilian states, one of which is still in the process of registration of ownership, aggregating 177,404 hectares, of which 127,952 hectares were arable but less than 10% of which were cultivated when acquired and 49,452 hectares were protected by environmental regulation. We also acquired a 50% interest in Cresca S.A., a company owning 141,931 hectares of rural land in Paraguay, of which approximately 71,000 were arable but less than 12,000 hectares of which were cultivated when acquired and approximately 71,000 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and two of our agricultural properties were partly sold, representing in the aggregate a total area of 77,711 hectares. As of the date hereof, we hold 253,342 hectares, including 11,718 hectares leased and 117,307 hectares through our joint venture in Cresca S.A. Of this total, however, we are not the legal owner of one property representing 21,148 hectares, as the registration of ownership process for this property has not been finalized. We invested R$587.0 million since the IPO to acquire, develop and transform agricultural properties, of which R$48.8 million (as of June 30, 2015) are committed to pay the remaining purchase price of the acquired properties;

From July 1, 2012 until the date hereof:

•         we entered into a partnership to explore an area of 4,263 hectares in the municipalities of Alto Taquari and Alto Araguaia, in the State of Mato Grosso (“Partnership III”). These areas are close to Alto Taquari farm and will be used for sugarcane by March 31, 2026;

•         we sold the remaining 27,745 hectares of the Cremaq farm and related assets in the State of  Piauí in June 2015 for a total of R$270.0 million. The value of the land and related assets sold in June 2015 in the Company’s books was R$63.6 million (acquisition plus investments, net of depreciation);

•         we made capital increase in Cresca S.A. in the year ended June 30, 2015 in the amount of R$ 25.9 million (R$ 14.5 million in the year ended June 30, 2014);

•         we sold 1,164 hectares of the Araucária farm in the State of Goiás for a total amount of R$41.3 million (the equivalent of 735 thousand bags of soybean) in June 2014 (payable in four installments over a period of four years), five years after acquiring them for R$10.7 million.

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

•          we sold 394 hectares of the Araucária farm in the State of Goias for a total of R$10.3 million (the equivalent of 248 thousand bags of soybean) in May 2013 (payable in eight installments over a period of three years), five years after acquiring it for R$3.8 million;

•           we sold 4,895 hectares of the Cremaq farm in the State of Piaui for a total of R$37.4 million (the equivalent of 901.5 thousand bags of soybean) in April 2013 (payable in six installments over a period of three years), seven years after acquiring it for R$6.2 million. We invested R$4.7 million in preparing the land for agricultural production;

•           we sold the Horizontina farm in the State of Maranhão for a total of R$75.0 million in September 2012 (payable in three installments over a period of three months), two years after acquiring it for R$37.7 million. We invested R$12.5 million in preparing the land for agricultural production; and

•          during 2014/2015 crop year, we developed 9,418 hectares of our 163,431 hectares of arable land through the cultivation of soybeans and other value-added crops.

The map below indicates the locations of our agricultural properties, their arable areas, their current or intended production activities and the sold areas as of the date of June 30, 2015:

Property Portfolio

1 Cremaq Farm– PI
Acquisition Date: Oct/2006
Project: Grains
Total Sold Area: 4,957 ha
Arable Sold Area: 3,263 ha
Sale Date: May/13
Sold Area:
Total Sold Area: 27,745 ha
Arable Sold Area: 18,622 ha
Sale Date: June/15

2 Jatobá Farm – BA
Acquisition Date : Mar/2007
Project: Grains
Arable Area: 23,680 ha
Total Area: 31,606 ha

3 Araucária Farm– GO
Acquisition Date: Apr/2007
Project: Sugarcane
Arable Area : 5,982 ha
Total Area: : 8,124 ha
Total Sold Area: 394 ha
Arable Sold Area: 310 ha
Sale Date: May/13
Total Sold Area: 1,164 ha
Arable Sold Area 913 ha
Sale Date: Jul/14

4 Alto Taquari Farm – MT
Acquisition Date: Aug/2007
Project: Sugarcane
Arable Area: 3,666 ha
Total Area: 5,395 ha

5 Chaparral Farm– BA
Acquisition date: Nov/2007
Project: Grains
Arable area: 26,498 ha
Total area: 37,182 ha

6 Nova Buriti Farm– MG
Acquisition Date: Dec/2007
Project: Forestry
Arable Area: 19,004 ha
Total Area: 24,211 ha

7 Preferência Farm– BA
Acquisition Date: Sep/2008
Project: Pasture
Arable Area: 14,229 ha
Total Area: 17,799 ha

8 Engenho Farm– MS
Acquisition Date: Jan/2007
Sale Date: Jun/08
Project: Sugarcane
Arable Area: 1,680 ha
Total Area: 2,022 ha

9 São Pedro Farm– GO
Acquisition Date: Sep/2006
Sale Date: Sep/11
Project: Sugarcane
Arable Area: 1,700 ha
Total Area: 2,447 ha

10 Horizontina Farm – MA
Acquisition Date: Apr/2010
Sale Date: Sep/12
Project: Grains
Arable Area: 8,567 ha
Total Area: 14,359 ha

11 Cresca S.A.[1]
Acquisiton Date: Dec/2013
Project: Pasture and Grains
Arable Area: 58,654 ha
Total Area: 117,307 ha
Sold Area:
Total Sold Area: 24,624 ha
Arable Sold Area: 11,931 ha
Sale Date: Apr/14

12 Partnership II[2]
Acquisiton Date: Nov/2013
Project: Grains
Arable Area : 7,455 ha
Total Area : 7,455 ha

13 Partnership III[3]
Acquisiton Date: May/2015
Project: Sugarcane
Arable Area : 4,263 ha
Total Area : 4,263 ha

10
1
12
5
2
7
6
13
4
3
9
8
11
Brazil
Paraguay

(1)   This represents the total property area. BrasilAgro has a 50% equity interest in Cresca S.A.,

(2)   BrasilAgro signed a partnership in “Partnership II Farm” for up to 11 crops and up to 10,000 hectares,

(3)   BrasilAgro signed a partnership in “Partnership III Farm,” which will expire on March 31, 2026.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 12 of our financial statements for the fiscal year ended June 30, 2015.

Our estimates of the market value of our agricultural properties are based on several premises, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2015.

Property	Location	Acquisition Date	Total Area	Land & Improvements Cost on June 30, 2015(1)	Estimated Fair Market Value on June 30, 2015	Appreciation(2)
			(ha)	(R$ million)
Jatobá Farm.	Jaborandi/BA	Mar /07	31,606	62.6	298.8	377%
Alto Taquari Farm	Alto Taquari/MT	Aug /07	5,395	33.5	117.3	250%
Araucária Farm	Mineiros/GO	Apr /07	8,124	57.5	144.0	150%
Chaparral Farm	Correntina/BA	Nov /07	37,183	76.9	256.9	234%
Nova Buriti Farm	Januaria/MG	Dec/ 07	24,211	22.0	29.7	35%
Preferência Farm	Barreiras/BA	Sep /08	17,799	34.5	52.3	52%
Total			124,318	287.0	898.9	213%

(1)     Consists of land and capital expenditures, including building, infrastructure and other improvements to the property, net of depreciation expenses.

(2)     This appreciation does not exclude the impact of inflation in the period covered.

Corporate Structure

The diagram below illustrates our corporate structure as of the date hereof. All of our subsidiaries are incorporated in Brazil. Our investees Green Ethanol LLC and Cresca S.A. are incorporated in Delaware, United States and Asunción, Paraguay, respectively.

(1)   Cape Town LLC is controlled by Mr. Elie Horn.

(2)   A portion of our common shares held by Cresud is deposited in Bank of New York Mellon in the form of ADRs (American Depositary Receipts).

(3)   Such shares were acquired and are held as a hedge for a swap transaction involving the same number of our common shares entered into between J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Whitefrairs Inc., and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a former member of our board of directors. The swap transaction matures on January 26, 2016. Under the swap transaction, J.P. Morgan Whitefriars holds the sole power to vote and to dispose of the shares.

(4)   Agro Investment and Agro Managers are corporations controlled by the controlling shareholders of Cresud and certain of its employees, respectively.

(5)   Brenco - Companhia Brasileira de Energia Renovável.

Certain Developments since the Beginning of our Last Full Financial Year

On May 8, 2015, the Company entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), where we have the right to operate an area of 4,263 hectares by March 31, 2026. The properties are close to Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction will allow us to make use of the operational structure and team already present in the region and ensure greater property management flexibility. As a result, it is also expected to generate cash quickly.

On June 10, 2015, we sold the remaining 27,745 hectares of our Cremaq farm, located in the municipality of Baixa Grande do Ribeiro, State of Piauí, 18,578 of which are arable and related assets, for a total purchase price of R$270.0 million. The rural property was acquired in 2006 for R$42.3 million and had a total area of 32,702 hectares. Of this initial area, 4,957 hectares were sold in May 2013. The book value of the area sold in June 2015 was R$63.6 million (acquisition plus investments, net of depreciation).

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

Agricultural Activities and Products

Independent Production

As of June 30, 2015, we were the operators with respect to our entire portfolio of agricultural properties, except for 4,438 hectares, which are leased to third parties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies. Our net revenue was R$131.4 million for the year ended June 30, 2014 and R$174.4 million for the year ended June 30, 2015. All of our sales are to clients located in Brazil.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. On June 30, 2015, we had one manager at Partnership II farm, one regional manager for the Chaparral, Jatobá and Preferência farms and one regional manager for the Araucária, Taquari Alto and Partnership III farms.

Leases

As an alternative to independent production, we may lease our agricultural properties to third parties. As of the date hereof, we leased to third parties approximately 4,438 hectares of our property, representing 1.84% of our total land holdings. Generally, our leases are subject to different obligations depending on the stage of development of the subject property. With respect to leases of our properties on which the land is undeveloped, lessees are subject to several terms and conditions, including requirements to invest and to use the techniques and equipment that we believe are necessary and appropriate for the preparation and correction of the soil in order to facilitate agricultural production. In addition to leases of land, we may also lease individual farmhouses or warehouses to lessees, pursuant to which we receive a portion of the agricultural production, in kind, produced by the lessee. Our leases generally last between three to ten years. Under Brazilian law, lessees have a right of first refusal to purchase farms that were previously leased by them.

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May. During the planting season for our 2014/2015 crop year, we planted 49,974 hectares of grains at our grain farms in Brazil. For the years ended June 30, 2015 and 2014, net revenue from sale of grains constituted 66.7% and 69.8% of our net revenue, respectively.

During the planting season for our 2014/2015 crop year, Cresca planted 11,402 hectares of grains at their farms located in Paraguay.

All distribution of production from the farms is through road transport. We enter into third-party service contracts with trucking companies to transport production from our farms to our storage facilities or to our clients.

Sugarcane

The sugarcane planting season runs from February to May, and harvest occurs between April and November. On June 30, 2015, we had 8,466 hectares planted with sugarcane at our Araucária and Taquari Alto farms. We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari and Araucária farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in 2021/2022. For the years ended June 30, 2015 and 2014, net revenue from the sale of sugarcane accounted for 30.4% and 29.1% of our net revenue, respectively.

On May 8, 2015, we entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), where we have the right to operate an area of 4,263 hectares by March 31, 2026. The properties are close to Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction will allow us to make use of the operational structure and team already present in the region and ensure greater property management flexibility. As a result, it is also expected to generate cash quickly.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our clients’ sugar and ethanol refineries.

Livestock

On June 30, 2015, we had 6,554 hectares of pasture at our Preferência farm located in the State of Bahia and Cresca had 2,665 hectares of pasture at their farms located in Paraguay.

Reforestation

On June 30, 2015, we had 24,211 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the new environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Investment properties

On June 30, 2015, the net book value of our investment properties was R$288.4 million, of which R$202.5 million represented land acquisition costs and R$85.9 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land.

Agricultural Properties

On June 30, 2015, we owned six agricultural properties, totaling 163,431 hectares of arable land (not including environmental preservation areas in accordance with Brazilian environmental law), including 11,718 hectares of leased area and 58,654 hectares through the joint venture Cresca S.A., located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Bahia and Piauí and in Paraguay. During the planting season for our 2014/2015 crop year, we planted 47,953 hectares of soybean, 10,859 hectares of corn, 8,466 hectares of sugarcane, 2,564 hectares of other grains (sesame, sorghum and others) and 9,219 hectares of pasture. Except for part of the Nova Buriti farm and the joint venture with Cresca S.A., we acquired and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II and III.

Cremaq Farm: On October 2006, the Cremaq farm was acquired by our subsidiary Imobiliária Cremaq with a total area of 32,702 hectares for R$42.3 million. The deed was granted in April 2008 and registration was made on June 23, 2008. The property is located in the State of Piauí, in the Northeastern region of Brazil, next to the Itaqui Port.

At the time of our acquisition, 3,000 hectares were cultivated with grain production. Since the acquisition until the sale on June 10 ,2015, we had invested R$26.0 million (net of accumulated depreciation) in infrastructure to support the production process, including the construction of housing for our employees and service providers, the division of farmable areas into plots to facilitate capacity for cultivation, and the installation of farm equipment, including the construction of a silo at a total cost of R$8.4 million with capacity to store 72,000 tons of grains (such silos are capitalized under property, plant and equipment).

During the planting season for our 2014/2015 crop year, we planted 14,965 hectares of soybean and 3,750 hectares of corn at the Cremaq farm.

On May 10, 2013, we sold 4,895 hectares of our Cremaq farm, 3,201 of which are arable, for a total sale price of R$37.4 million, equivalent to 901,481 soybean bags.

On June 10, 2015, we sold the remaining 27,745 hectares of our Cremaq farm and related assets, 18,578 of which are arable, for a total purchase price of R$270.0 million.

Jatobá Farm: The Jatobá Farm has an area of 31,606 hectares and was acquired by us, in partnership with Grupo Maeda, in 2007 for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake in and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeixas in the State of Bahia.

Prior to our acquisition, the Jatobá farm was used for pine reforestation. Since the acquisition until June 30, 2015, we had invested R$29.6 million (net of accumulated depreciation) in the development of support infrastructure, such as the construction of houses for our employees and service providers, an administrative office, roads and loading docks, the division of farmable areas into plots to facilitate capacity for cultivation, in addition to having invested in land development and preparation of the soil for agricultural production. We have also invested in the installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters. During the planting season for our 2014/2015 crop year, we planted 9,535 hectares of soybean and 1,196 hectares of corn at the Jatobá farm.

Alto Taquari Farm: The Alto Taquari farm has an area of 5,395 hectares and was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million.  Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and livestock raising. As of June 30, 2015, we had 3,622 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we will supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020.

Araucária Farm: The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007 for R$80.0 million, in partnership with Brenco, in the proportion of 75% and 25%, respectively. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which date our partnership with Brenco was terminated and from which point we were the sole owners of the 9,682 hectares, equivalentto R$70.7 million, of the Araucária farm. The property is located in the Municipality of Mineiros, State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

Prior to our acquisition, the Araucária farm was used for grain cultivation. Since the acquisition until June 30, 2015, we had invested R$1.3 million (net of accumulated depreciation) in infrastructure improvements. We also invested in installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters.

On April 25, 2013, we sold 394 hectares of our Araucária farm, 310 of which are arable, for a total sale price of R$10.3 million, equivalent to 48,000 soybean bags, and, on June 27, 2014, we sold 1,164 hectares of our Araucária Fam, 913 of which are arable, for a total purchase price of R$41.3 million, equivalent to 735,000 soybean bags. After the sales, the area of Araucária farm held by us was 8,124 hectares, of which approximately 5,982 hectares are arable.

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020.

Chaparral Farm: The Chaparral farm has an area of 37,183 hectares and was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. Since the acquisition until June 30, 2015, we had invested R$29.0 million (net of accumulated depreciation) in infrastructure improvements. During the planting season for our 2014/2015 crop year, we planted 10,535 hectares of soybean and 2,538 hectares of corn. The property is located in the Municipality of Correntina, State of Bahia.

Nova Buriti Farm: The Nova Buriti farm has an area of 24,211 hectares and was acquired directly by us in December 2007 for R$21.6 million. The balance outstanding to be paid on the acquisition price is R$19.8 million, the amount payable is adjusted based on the IGP-M (General Market Price Index) inflation index, and the registration of the conveyance of 21,183 hectares is subject to certain conditions and obligations binding on the sellers: (i) the sellers must obtain, from the Judiciary and the Land Institute (Instituto de Terras) of the State of Minas Gerais official recognition of our ownership of the property and (ii) the sellers must obtain from and record with the Real Estate Registry a final deed of sale, after obtaining an official certificate from INCRA for the purchase of the property and the discharge of the owners of any obligations related to disputes (including in rem or pledge-related disputes) in connection with the property. Because this process depends upon the approvals of different federal government agencies in Brazil, and because the timing for such processes can be lengthy and unpredictable, we are unable to estimate the expected date for the completion of such processes. Our subsidiary Imobiliária

Flamboyant holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Januária, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the new environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Preferência Farm: The Preferência farm has an area of 17,799 hectares and was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for livestock raising and grain cultivation. Since the acquisition until June 30, 2015, we had invested R$24.9 million (net of accumulated depreciation) in infrastructure improvements to the property and have 6,554 hectares of pasture.

Partnership II: On October 11, 2013, we entered into a partnership with respect to Partnership II farm for up to 11 harvests, which is expected to end in October 2024. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí. We operate an area of 7,181 hectares, which is suitable for grain crops. The property is located in a region that has had excellent grain production results. During the planting season for our 2014/2015 crop year, we planted 7,455 hectares of soybean at the Partnership II farm.

Partnership III: On May 8, 2015, we entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), where we have the right to operate an area of 4,263 hectares until March 31, 2026. The properties are close to Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction will allow us to make use of the operational structure and team already present in the region and ensure greater property management flexibility. As a result, it is also expected to generate cash quickly.

Cresca S.A.: On December 12, 2013, we entered into an agreement with Cresud, our controlling shareholder, for: (i) the acquisition of its interest in Cresca S.A which represented 50% of the company, (ii) the assumption of Cresud credit with Cresca, and (iii) the acquisition of an advisory service agreement, pursuant to which Cresud agrees to render services to Cresca in exchange for the payment of fees. The total consideration of the transaction was US$19.8 million. On the purchase date, Cresca had approximately 71,000 hectares and a contract for the right to purchase approximately 70,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. The purchase of 61,000 hectares shall occur according to the contractual terms upon the payment of the purchase price by Cresca, when the owner of the land (the other investor in Cresca) shall transfer the ownership of the land. On July 14, 2014, 46,900 hectares were purchased, and the remaining 24,700 hectares were purchased on January 20, 2015.

On April 4, 2014, Cresca sold 24,624 hectares in Paraguay, 12,312 of which are arable, for a total sale price of US$14.8 million (US$600 per hectare). The purchaser made an initial payment of US$1.9 million, and paid the first installment in the amount of US$4.3million upon the execution of the property transfer deed and the sold area possession transfer. The price balance are being paid in two annual installments.

After this transaction, Cresca owns 117,307 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes. During the planting season for our 2014/2015 crop year, we planted 5,463 hectares of soybean, 3,375 hectares of corn, 2,564 hectares of other grains and 2,665 hectares of pasture at the Cresca farms.

Investment in Brenco – Companhia Brasileira de Energia Renovável

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

In September 2008, Green Ethanol LLC increased its shareholding in Brenco to 1.55% of Brenco’s capital stock, which percentage was subsequently increased to 3.8% in December 2008. In February 2010, ETH Bioenergia acquired substantially all of the capital stock of Brenco, thereby diluting our indirect ownership interest (held through Green Ethanol LLC) to

0.046% of Brenco’s capital stock as of December 31, 2010. As a result of the losses incurred by Brenco and of the significant level of debt, we carried out an impairment analysis of our investment interest in Brenco. As a result of such assessment, we recorded an impairment loss on our investment of R$6.6 million as of July 1, 2009.

Commodity Futures Contracts

We enter into sales contracts for the future sale and physical delivery of our agricultural commodities to international import/export companies. Such contracts are primarily with respect to soybean, but also include sugarcane in connection with our exclusive supply agreement with Brenco. In the case of soybean, we may contract a fixed price for all or part of the volume to be delivered. The price is determined according to a contractual formula based on the soybean quotation at the Chicago Board of Trade (CBOT). The price established in U.S. dollars is paid at the end of the commitment period, in Reais, according to contractually defined exchange rates prevailing a few days before settlement. The terms of the agreements subject us to fines in the event that we fail to deliver the previously-committed volumes to the purchaser.

Material Agreements

Cremaq

On June 10, 2015, we sold the remaining 27,745 hectares of our Cremaq farm, located in the municipality of Baixa Grande do Ribeiro, State of Piauí, 18,578 of which are arable, and related assets for a total purchase price of R$270.0 million. The rural property was acquired in 2006 for R$42.3 million and had a total area of 32,702 hectares. Of this initial area, 4,957 hectares were sold in May 2013. The value of the area sold in June 2015 in the Company’s books was R$63.6 million (acquisition plus investments, net of depreciation).

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2020, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the second to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the São Paulo Counsel of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA. For the year ended June 30, 2015, net revenues of our sugarcane production to Brenco were R$52.9 million, representing 30.4% of our total revenue. The purpose of contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting five years from the first harvest.

On May 8, 2015, we executed three agreements with Brenco:

The first agreement consists of a rural sub partnership to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership starts at the date of its signature and is estimated to end on March 31, 2026. The areas shall be used for the plantation and cultivation of sugarcane, which cannot exceed the duration of the contract. This contractual partnership meets the definition of an operating leasing. The payment shall always be in kind (tons of sugarcane), to be delivered at the mill owned by Brenco, which is located in the vicinities of the farms, during the harvest period of the product. The quantity to be paid for the duration of the contract shall be established in tons per hectare and varies according to the area being explored. According to this contract, the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons will be paid within one to five years and 355,046 tons will be paid after more than five years up to the expiration of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial leasing. The payment shall always be in kind (tons of sugarcane), to be delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 127,699 tons of sugarcane, of which 41,470 tons will be paid within one year and 86,229 tons will be paid within one to five years.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

Cresca

On December 12, 2013, BrasilAgro executed contracts with its controlling shareholder Cresud for: (i) the acquisition of its interest in Cresca S.A which was represented by 50%,, (ii) the assumption of Cresud credits from Cresca, and (iii) the acquisition of an advisory contract through which Cresud committed to render services in the forest agricultural exploration to Cresca in exchange for payments of fees.

Cresca is a company that invests in agricultural and cattle raising land in Paraguay. On the purchase date, it owned approximately 71,000 hectares and a contract for the right to purchase approximately 70,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. The purchase of 61,000 hectares shall occur according to the contractual terms upon the payment of the purchase price by Cresca, when the owner of the land (the other investor in Cresca) shall transfer the ownership of the land. On July 14, 2014, 46,900 hectares were purchased, and the remaining 24,700 hectares were purchased on January 20, 2015.

On April 7, 2014, Cresca sold 24,624 of undeveloped hectares, which transaction was not recorded until July 2014 when ownership of the land was transferred. As of June 30, 2015, Cresca owns 117,307 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

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

Seasonality

Our principal products are subject to seasonality variations between the crop season and the off-season. The off-season occurs between the end of the harvest of a crop year and the beginning of the harvest of the following crop year. Such period occurs at different parts of the year depending on the agricultural product, as follows: (i) the off-season for grains in Brazil typically occurs between August and January; (ii) the off-season for sugarcane in Brazil typically occurs between December and March; and (iii) the off-season for cattle-raising in Brazil typically occurs between September and January. Because of the reduced supply of agricultural products during each product’s respective off-season, prices for such products are typically higher during that time.

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

As of August 2, 2015, we also have a D&O insurance policy with coverage indemnifying our managers and members of our board of directors against civil liability for R$30 million, expiring on August 2, 2016.

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

In addition, we filed three trademark registration applications for the name “BrasilAgro,” one of which was approved on November 1, 2011 and expires on November 1, 2021; while the other two are postponed pending evaluation of other trademark registration applications by the INPI.

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

Administrative Liability

Administrative liability derives from an action or omission that results in violation of the standards of preservation, protection or restoration of the environment. Federal Decree No. 6,514 of July 22, 2008 establishes a set of sanctions that may be imposed as a result of breach of environmental regulation. Such sanctions includes warning, fine, destruction of the product, suspension of activities, termination of tax benefits and credit lines granted by public institutions. Fines are determined based on the relevance and economic impact of the breach and can reach R$50.0 million. See “Item 3—Key Information—Risk Factors.”

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

We are in the process of obtaining licenses for Paraguay farms. We are currently developing environmental studies necessary for this process and are unable to estimate the amount of time that it will take to obtain such license.

For the Nova Buriti farm, we are studying and analyzing other environmental possibilities such as: environmental servitude, quota of environmental reserve and compensation of legal reserve.

The environmental licenses for the Jatobá and Preferência farms must be renewed by 2016 and 2021, respectively. We have obtained environmental licenses for our other three properties: the prior license for suppression of vegetation for the Araucária farms, the licenses for suppression of vegetation and operation for the Paraguay farm and the operating license for the Alto Taquari farm . The license for suppression of vegetation for the Chaparral farm is under analysis by the environmental agency.

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

All our properties have legal reserve areas, although a part thereof has legal reserves that are in the process of being recorded at the offices of the applicable government agency. At the date of this Annual Report, none of our current landholdings are located in Floresta biome within Amazonia Legal. Legal reserve vegetation may not be suppressed, and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in the regulations. Agricultural properties that fail to record the legal reserve are subject to daily fines. A total of 61,071. 64 hectares, or approximately 23.3% of the total area of our properties, consist of legal reserves.

Permanent Preservation Areas

Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It will only be possible to modify these areas through previous authorization by the competent state environmental body. A total of 19.557 hectares, or 7.7% of the total area of our properties, consist of permanent preservation areas.

Suppression of Vegetation

We are in the process of obtaining authorization for suppression of vegetation with respect to 17.2% of our current land holdings upon which we have not yet commenced crop cultivation operations and that are not part of our legal reserve or permanent preservation areas, from the relevant environmental authorities in the locations where required. Accordingly, with respect to such areas where such authorization is required, we will not be able to commence crop cultivation operations such authorizations are obtained. Because such authorizations depend upon governmental agencies, we are not able to provide an estimate of the time frame for receiving such approvals.

Rural Environmental Register (CAR)

                In Brazil, all rural properties are required by law (Law No. 12.651/12 and Decrees Nos. 7.830/2012 and 8.235/2014) to register at the rural environmental register (CAR). This electronic registration integrates environmental information regarding the property, deforestation control, the monitoring and combating of forests and other forms of native vegetation, as well as environmental and economic planning of rural properties.  The CAR gathers environmental information for each property regarding the situation of  permanent preservation areas,  legal reserve areas, forests and remnants of native vegetation,  restricted use areas,  consolidated areas, etc.

This register requires the rural proprietary to regularize their environmental situation.  It is a requirement to have access to credit, however, sanctions are not imposed for those who are not registered with CAR.

All our properties have this register.

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

As of June 30, 2015, approximately 78.6% of our common shares were held by foreigners.

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

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited annual consolidated financial statements have been prepared in accordance with IFRS as issued by IASB.

Operating Results

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment.

After a period of improvement, the Brazilian economic environment is undergoing a time of crisis, marked by the downgrading of the long-term credit rating from Standard & Poor's rating agency, from BBB + to BBB-, placing Brazil in back to speculative investment grade level ("junk"), Moody's, downgraded the Brazil of "Baa2" to "Baa3" and changed the negative perspective to stable, while Fitch Ratings downgraded Brazil from BBB to BBB- and changed the perspective from stable to negative. Both Moody’s and Fitch still consider Brazil investment grade but this could change anytime.

For the period from 2012 through 2014, Brazilian GDP increased 1.0% in 2012, 2.7% in 2013 and 0.1% in 2014. In the first six months of 2015, Brazilian GDP decrease 1.9%. For the years 2015 and 2016, the forecast is a decrease in the Brazilian GDP. Inflation, as measured by the Broad Consumer Price Index, or IPCA, published by the IBGE, was 5.8%, 5.9%, 6.4% per annum in 2012, 2013, 2014, respectively, and 7.6% in the first nine months of 2015. The dollar appreciated 9.0%, 14.6% and 13.4% against the Real in 2012, 2013 and 2014, respectively. From January 1 through September 30, 2015, the Real depreciated approximately 46.5% against the U.S. dollar. Unemployment increased from 6.0% in January 2011 to 8.6% in July 2015. International reserves decreased from US$378.9 million on September 30, 2014 to US$370.8 million on September 30, 2015.

The current scenario is that the external vulnerability of Brazil may grow in the coming years, which may result in a deficit in the current account, since the entry of direct foreign investments may not be sufficient to cover the foreign debt.

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

Foreign exchange: a portion of our income (loss) is linked to the exchange rate between the Real and the U.S. dollar, and consequently our revenue is sensitive to foreign exchange fluctuations. Certain of our commodities, such as soybean may be priced in Reais or in U.S. dollars. In addition, certain of the raw materials necessary for farming activities, such as chemicals, pesticides and fertilizers, are priced in or based on the U.S. dollar.

Inflation: inflation does not directly affect our revenue because our products are commodities whose prices are determined by reference to international commodity exchanges. Nevertheless, our labor and other operating costs are affected by inflation which directly affects our results of operations.

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2015	2014	2013	Source
Price of Soybean (Paranaguá)(R$/bag)
Closing	70.15	70.46	69.15	Bloomberg

Exchange rate	(R$ per US$ 1.00)
Beginning	2.21	2.23	1.99	Bloomberg
Closing	3.10	2.21	2.23	Bloomberg
Average	2.68	2.29	2.04	Bloomberg

ATR (R$/Kg of ATR)(1)	0.48	0.47	0.44	http://www.udop.com.br/index.php?i
Closing IGP-M (%)(2)	5.58%	6.24%	6.31%	http://portalbrasil.net/igpm
IPCA(3)	8.89%	6.52%	6.70%	http://portalbrasil.net/ipca
CDI(4)	11.76%	9.63%	7.20%	www.cetip.com.br/astec/series_v05/pagir
NPK(5) (R$/Ton)	1.265.45	872.48	1.033.72	Bloomberg

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

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from (i) sale of grains (comprised of soybean, corn, rice, and sorghum); and (ii) sugarcane and other farming products.

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

Federal Social Integration Program (Programa de Integração Social, or PIS) and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS): PIS and COFINS tax payments, levied at (i) 0.65% and 3.0% of gross revenue, respectively (cumulative) or (ii) 1.65% and 7.6%, respectively, after certain deductions (non-cumulative), depending on the business conducted and the nature of revenue earned, among other factors. On June 30, 2015, we and Jaborandi Agrícola Ltda. were subject to noncumulative assessment for such payments, and our other subsidiaries were subjected to cumulative assessment. PIS and COFINS payments are not applicable to exports of goods and services, or sales to import/export companies located in Brazil. Since we sell the entirety of our soybean production to such companies, such activities are not subject to PIS or COFINS payments. Brazilian law also exempts PIS and COFINS payments upon the sale of sugarcane to an entity that produces ethanol or biofuel.

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

Change in fair value of biological assets

Our biological assets correspond, mainly, to our soybean, corn, and sugarcane crops and are measured at fair value less cost to sell. These crops are not only cultivated to obtain non-real estate revenue, but also as a means of increasing the real estate value of the respective agricultural properties.

The agricultural production derived from our soybean, corn and sorghum crops is harvested after a period of time ranging from 100 to 170 days after planting, depending on the crop, variety, geographic location and climate conditions.

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

Financial income and expenses

Financial income and expenses consist mainly of interest from financial investments, foreign exchange variations, monetary variations, interest on financial assets and liabilities and realized and unrealized gains (losses) with derivative financial instruments.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. We summarize our significant accounting policies, judgments and estimates in Note 2 to our audited consolidated financial statements.

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

Fair value of biological assets

The fair value of biological assets is determined using valuation methods, such as discounted cash flow. The inputs for estimates are based on market information, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment involves, for example, price, productivity, crop cost and production cost. Changes in the assumptions involving any of these factors may affect the fair value calculations of biological assets.

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

Sale of goods

Our revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at a certain location, according to the agreed sales terms.

In the case of grains, we normally perform forward contracts where the price is set up by us for the total or partial volume of grains to be sold at the delivery date, based on the calculations agreed on the selling contracts. Certain selling contracts are established in U.S. dollars where the amount in Reais is also established based on the foreign exchange rate according to the sale terms. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains. Upon the grains delivery, the revenue is recognized based on the price established with each purchaser considering the foreign exchange rate on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors as well as by the foreign exchange rate variation up to the settlement date.

Sale of farms

Sales of farms are not recognized as revenue until (i) the sale is completed, (ii) we determine that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) we have transferred all risks and rewards to the buyer, and do not have a continuing involvement. The result from sales of farms is presented in the statement of operations as “Gain on sale of farm” at net value of the related cost.

Revenue from leasing of land

The revenues from operating lease of land are recognized on a straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract. The amounts received in advance as leasing, where applicable, are recognized in current liabilities. Leasing revenues in which a significant portion of the risks and benefits of ownership are retained by the lessor are classified as operating leases.

Investment properties

The land of rural properties purchased by us is measured at acquisition cost, which does not exceed its net realizable value and is presented in “Non-current assets”. The fair value of the investment properties are obtained through valuation reports of the farms prepared by internal experts. The valuation is carried out according to market practices. Certain factors such as location, type of soil, climate of the region, calculation of the improvements, presentation of the elements and calculation of the land value are all taken into account during the valuation process.

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

Jobs Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain requirements for qualifying public companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, provide an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act or to comply with PCAOB rules that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis and any future audit rule promulgated by the PCAOB. These exemptions apply until we are no longer an “emerging growth company.” The JOBS Act also provides “emerging growth companies” an election to comply with new or revised accounting standards on a delayed basis for those standards that have a different effective date for public and private companies. However, such election is limited to companies that prepare their financial statements and report in accordance with accounting principles generally accepted in the United States of America. As our financial statements are prepared in accordance with IFRS, such accommodation is not available to us, and we will be required to apply new or revised accounting standards under IFRS as from the effective date established in the corresponding standard.

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

	Year Ended June 30, 2015
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	174,351	116,289	52,925	—	5,137	—
Gain on sale of farms	193,464	—	—	193,464	—	—
Changes in fair value of biological assets and agricultural products	9,788	6,031	4,053	—	(296)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest	(3,038)	(3,036)	—	—	(2)	—
Cost of sales	(170,489)	(112,714)	(52,799)	—	(4,976)	—

Gross profit (loss)	204,076	6,570	4,179	193,464	(137)	—

	Year Ended June 30, 2015
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)

Operating income (expenses)
Selling expenses	(9,006)	(5,762)	—	(3,168)	(76)	—
General and administrative expenses	(29,360)	—	—	—	—	(29,360)
Other operating income (expenses), net	(3,422)	—	—	—	—	(3,422)
Equity pick up	(4,355)	—	—	—	—	(4,355)
Financial income	122,552	15,693	—	5,099	—	101,760
Financial expenses	(89,914)	(17,598)	—	(6,338)	—	(65,978)

Profit (loss) before income and social contribution taxes	190,571	(1,097)	4,179	189,057	(213)	(1,355)
Income and social contribution taxes	(9,761)	373	(1,421)	(7,347)	72	(1,438)

Profit (loss) for the year	180,810	(724)	2,758	181,710	(141)	(2,793)

	Year Ended June 30, 2014
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	131,314	91,645	38,235	—	1,434	—
Gain on sale of farms	21,845	—	—	21,845	—	—
Changes in fair value of biological assets and agricultural products	1,092	2,059	(719)	—	(248)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest	(2,043)	(2,040)	—	—	(3)	—
Cost of sales	(138,535)	(98,529)	(34,790)	—	(5,216)	—

Gross profit (loss)	13,673	(6,865)	2,726	21,845	(4,033)	—

Operating income (expenses)
Selling expenses	(10,239)	(7,283)	—	(2,430)	(526)	—
General and administrative expenses	(30,378)	—	—	—	—	(30,378)
Other operating income (expenses), net	285	—	—	—	—	285
Equity pick up	(704)	—	—	—	—	(704)
Financial income	40,051	8,556	—	714	—	30,781
Financial expenses	(41,611)	(5,009)	—	(3,439)	—	(33,163)

Profit (loss) before income and social contribution taxes	(28,923)	(10,601)	2,726	16,690	(4,559)	(33,179)
Income and social contribution taxes	15,561	3,604	(927)	(1,039)	1,550	12,373

Profit (loss) for the year	(13,362)	(6,997)	1,799	15,651	(3,009)	(20,806)

	Year Ended June 30, 2013
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	185,647	123,237	61,022	—	1,388	—
Gain on sale of farms	54,815	—	—	54,815	—	—
Changes in fair value of biological assets and agricultural products	2,289	(22,681)	25,060	—	(90)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest	1,659	1,659	—	—	—	—
Cost of sales	(170,643)	(105,401)	(61,157)	—	(4,085)	—

Gross profit (loss)	73,767	(3,186)	24,925	54,815	(2,787)	—

	Year Ended June 30, 2013
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Operating income (expenses)
Selling expenses	(14,028)	(9,790)	(68)	(4,294)	124	—
General and administrative expenses, net	(29,233)	—	—	—	—	(29,233)
Other operating income (expense)	(3,539)	—	—	—	—	(3,539)
Financial income	38,000	14,656	—	148	—	23,196
Financial expenses	(38,591)	(19,856)	—	(17)	—	(18,718)

Profit (loss) before income and social contribution taxes	26,376	(18,176)	24,857	50,652	(2,663)	(28,294)
Income and social contribution taxes	2,351	6,180	(8,451)	(17,222)	905	20,939

Profit (loss) for the year	28,727	(11,996)	16,406	33,430	(1,758)	(7,355)

The table below shows a summary of our statement of operations for the years indicated. For convenience, we have also presented the information below for the year ended June 30, 2015 in U.S. dollar using the exchange rate of R$3.8656 per US$1.00 as of October 20, 2015, which is the most recent practicable date.

	Year ended June 30,
	2015	2015	2014	2013
	(US$ thousand, except share and per share information)	(R$ thousand)
Net revenue	45,103	174,351	131,314	185,647
Gain on sale of farms	50,048	193,464	21,845	54,815
Changes in fair value of biological assets and agricultural products	2,532	9,788	1,092	2,289
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(786)	(3,038)	(2,043)	1,659
Cost of sales	(44,104)	(170,489)	(138,535)	(170,643)
Gross profit	52,793	204,076	13,673	73,767
Selling expenses	(2,330)	(9,006)	(10,239)	(14,028)
General and administrative expenses	(7,595)	(29,360)	(30,378)	(29,233)
Other operating income (expenses), net	(885)	(3,422)	285	(3,539)
Equity pick up	(1,127)	(4,355)	(704)	—
Operating income (loss)	40,856	157,933	(27,363)	26,967
Financial income	31,703	122,552	40,051	38,000
Financial expenses	(23,260)	(89,914)	(41,611)	(38,591)
Profit (loss) before income and social contribution taxes	49,299	190,571	(28,923)	26,376
Income and social contribution taxes	(2,525)	(9,761)	15,561	2,351
Profit (loss) for the year	46,774	180,810	(13,362)	28,727
Profit (loss) attributable to:
Equity holders of the parent	46,774	180,810	(13,362)	28,727
Non-controlling interests	—	—	—	—
Issued shares at the year end	58,226,600	58,226,600	58,422,400	58,422,400
Basic earnings (loss) per share in R$/US$	0.8	3.10	(0.23)	0.49
Diluted earnings (loss) per share in R$/US$	0.8	3.10	(0.23)	0.49

Year Ended June 30, 2015 Compared to Year Ended June 30, 2014

Net revenue

Net revenue increased R$43.0 million from R$131.3 million for the year ended June 30, 2014 to R$174.4 million for the year ended June 30, 2015. This increase was mainly due to:

i.         Revenue from grain sales: revenue from grain sales increased R$24.6 million from R$91.6 million for the year ended June 30, 2014 (reflecting sales of 122,415 tons at an average price of R$748.64 per ton) to R$116.3 million for the year ended June 30, 2015 (reflecting sales of 160,386 tons at an average price of R$725.05 per ton).

           Revenue from soybean sales: revenue from soybean sales increased R$19.6 million from R$82.0 million (sale of 95,700 tons at R$857.65 per ton) for the year ended June 30, 2014 to R$101.7 million (sale of 113,200 tons at R$898.28 per ton) for the year ended June 30, 2015. This represents an increase of 24% over the previous year, being 5% from the increase in soybean prices and 18.3% from higher sales in the period.

           Revenue from corn sales: revenue from corn sales increased R$ 5.0 million from R$9.6 million (sale of 26,700 tons at R$359.32 per ton) for the year ended June 30, 2014 to R$14.6 million (sale of 47,200 tons at R$309.82 per ton) for the year ended June 30, 2015. This represents an increase of 52% over the previous year, resulting from a 76.7% increase in sales, which was partially offset by a 13.8% decrease in prices.

ii.        Revenue from sugarcane sales: revenue from sugarcane sales increased R$14.7 million from R$38.2 million (reflecting sales of 570,820 tons at an average price of R$66.98 per ton) for the year ended June 30, 2014 to R$52.9 million (reflecting sales of 830,204 tons at an average price of R$63.75 per ton) for the year ended June 30, 2015. The growth in the amount of tons of sugarcane was mainly due to the increase in the period harvest area from 7,583 hectares to 8,196 hectares. The decrease in the price of sugarcane per ton was due to a 4% decrease in average TRS (total recoverable sugar) kilo per ton harvested, from 140.31 kg/ton for the year ended June 30, 2014 to 134.40 kg/ton for the year ended June 30, 2015.

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2015	2014	2015	2014	2015	2014
Grain	61,376	59,271	160,386	122,415	116,289	91,645
Sugarcane	8,196	7,583	830,204	570,820	52,925	38,235

Gain on sale of farms

Gain on sale of farms increased R$171.6 million from R$21.9 million for the year ended June 30, 2014 to R$193.5 million for the year ended June 30, 2015. On June 10, 2015, we sold 27,745 hectares of the Cremaq farm in the State of Piauí for R$270.0 million, of which R$242.0 million related to the sale of the land and R$28.0 million to the sale of assets invested in the property. We have received a payment of R$5.0 million paid upfront, and an additional payment of R$62.5 million, paid when the possession of the land and the assets were transferred to the purchaser. The remaining amount of R$202.5 million was deposited in an escrow account (restricted cash) and will be released when the following conditions are fulfilled: (i) drafting of the deed of 18 registrations; (ii) registration of the deed of 6,020 hectares; and (iii) petition protocol for termination of the legal action for maintenance of ownership and obtaining of environmental licenses for an additional unexplored area of 150 hectares. On June 30, 2015, final  purchase and sale deeds were drafted for the total area sold except for the real estate registration with respect to 6,020 hectares which is in the process of georeferenced dismembering. Below is the breakdown of gains from sales of farm and property, plant and equipment:

	Gain on sale of farms (R$ thousand)	Gain on sale of property, plant and equipment (R$ thousand)	Cremaq sale (R$ thousand)
Sale of farms	238,000	-	238,000
Sale of assets and properties	-	28,000	28,000
Balance related to environmental license	-	-	4,000
	238,000	28,000	270,000

Cost from sale of farms	(35,790)	-
Cost from opening of area	(500)	-
Cost from sale of assets and properties	-	(27,843)
Taxes	(8,687)	-
	193,023	157
* Cremaq remaining balance	441	-
	193,464	157

* The remaining balance of R$441 thousands resulting from the gain on sale of farms in the statement of operations refers to a supplementary sale which occurred on February 20, 2015 in Imobiliária Cremaq.

For the year ended June 30, 2014, we sold 1,164 hectares of the Araucária farm, for which we recognized a gain of R$21.8 million, representing the difference between the carrying amount of the farm and the proceeds from the sale of R$33.7 million.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products increased from a profit of R$1.1 million for the year ended June 30, 2014 to a profit of R$9.8 million for the year ended June 30, 2015. This increase resulted mainly from the increase in the fair value of biological assets and agricultural products of grains from a profit of R$2.1 million for the year ended June 30, 2014 to a profit of R$6.0 million for the year ended June 30, 2015. Such variation was mainly due to a severe drought in 2014 that hit the farms in Bahia and had a direct impact in the soybean yield from the farms in Bahia as well as the first corn crop, whose production is concentrated in Bahia. In addition, the fair value of biological assets and agricultural products of sugarcane change from a loss of R$719 thousand for the year ended June 30, 2014 to a profit of R$4.1 million for the year ended June 30, 2015. Such variation was a result mainly from an increase in sugarcane areas (from 20,927 hectares to 27,909 hectares), adjustments in price (from R$73.27 to R$71.03) and assumptions of the cutting, carrying and transportation costs of sugarcane (from R$50.63 to R$55.67).

 (Impairment) reversal of impairment of net realizable value of agricultural products after harvest

Impairment of net realizable value of agricultural products after harvest increased from R$2.0 million for the year ended June 30, 2014 to R$3.0 million for the year ended June 30, 2015. Such variations resulted from the reduction in the corn price from the harvest time to the end of the respective fiscal year.

Cost of sales

Cost of sales increased R$32.0 million from R$138.5 million for the year ended June 30, 2014 to R$170.5 million for the year ended June 30, 2015, resulting mainly from the fair value adjustments of agricultural products. Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest.

i.         Cost of soybean sold: our average cost per ton of soybean sold decreased 5.7% from R$930.36 per ton (corresponding to 95,700 tons at a total cost of R$89.0 million) for the year ended June 30, 2014 to R$876.88 per ton (corresponding to 113,100 tons at a total cost of R$99.2 million) for the year ended June 30, 2015.

ii.        Cost of corn sold: our average cost per ton of corn sold decreased 18.7% from R$351.03 per ton (corresponding to 26,700 tons at a total cost of R$9.4 million) for the year ended June 30, 2014 to R$285.42 per ton (corresponding to 47,200 tons at a total cost of R$13.5  million) for the year ended June 30, 2015.

iii.       Cost of sugarcane sold: our average cost per ton of sugarcane sold increased from R$60.95 per ton (corresponding to 570,820 tons at a total cost of R$34.8 million) for the year ended June 30, 2014 to R$63.6 per ton (corresponding to 830,204 tons at a total cost of R$52.8 million) for the year ended June 30, 2015.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2015 was R$204.1 million, representing an increase of R$190.4 million as compared to R$13.7 million for the year ended June 30, 2014.

Selling expenses

Selling expenses decreased R$1.2 million from R$10.2 million for the year ended June 30, 2014 to R$9.0 million for the year ended June 30, 2015, primarily as a result of the reversal of provisions for doubtful debt totaling R$525 thousand in fiscal 2015 (compared to the constitution of such provision in the amount of R$2.7 million in fiscal 2014), the reversal of provisions for onerous contracts totaling R$579 thousand in fiscal 2015 and  the decrease in commissions on farm sales from

R$1.4 million for the year ended June 30, 2014 to R$168.0 thousand for the year ended June 30, 2015. No commission was due in connection with the sale of the Cremaq farm because no broker was hired for this sale.

General and administrative expenses

General and administrative expenses decreased R$1.0 million from R$30.4 million for the year ended June 30, 2014 to R$29.4 million for the year ended June 30, 2015.

        The 3.4% decrease in general and administrative expenses was primarily a result of the renegotiation of service contracts and the organizational restructuring. The organizational restructuring generated approximately 5.0% decrease in personnel expenses for the year ended June 30, 2015, which was partially offset by the adjustment to the provision for employee bonus payments and severance pay expenses.

Other operating income (expenses), net

For the year ended June 30, 2015, we recognized other operating  income, net of other operating expenses, of R$3.4 million, which mainly refer to: (i) the partial write-off of intangible assets from the sale of 24,000 hectares related to the Cresca land and exploration rights contract of R$612 thousand; and (ii) a payment related to a hereditary rights lawsuit. For the year ended June 30, 2014, we recorded other operating income, net of other operating expenses, of R$285 thousand of which R$1.2 million were reversal of provisions for legal claims and R$1.5 million were losses on sale of  fixed assets.

Equity pick up

For the year ended June 30, 2015, we recorded a loss of R$4.4 million comprised of R$3.1 million related to the difference between the fair value of Cresca’s land sold and its higher book value and a loss of R$1.2 million from Cresca’s results (a loss of R$705 thousand for the year ended June 30, 2014).

Financial income (expenses), net

Financial income increased R$82.5 million from R$40.1 million for the year ended June 30, 2014 to R$122.6 million for the year ended June 30, 2015 and the financial expenses increased R$48.3 million from R$41.6 million for the year ended June 30, 2014 to R$89.9 million for the year ended June 30, 2015. The change in financial income (expenses), net is attributable mainly to:

i.    The increase in gain on remeasurement of receivables from sale of farms and machinery from R$19.1 million for the year ended June 30, 2014 to R$41.5 million for the year ended June 30, 2015 and the increase in the loss on remeasurement of receivables from sale of farms and machinery from R$13.6 million for the year ended June 30, 2014 to R$23.2 million for the year ended June 30, 2015, which  related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from sale of farms and machinery of R$12.8 million was mainly due to the impact of the appreciation of the dollar on the soybean price on the adjustment to the fair value of receivables from sales of farms.

ii.     The increase in foreign exchange income from R$6.0 million for the year ended June 30, 2014 to R$14.7 million for the year ended June 30, 2015 and the increase in foreign exchange expenses from R$5.7 million for the year ended June 30, 2014 to R$8.1 million for the year ended June 30, 2015, which resulted in a net gain of R$6.3 million in the period. This increase in foreign exchange income (expenses), net refers mainly to the impact of the appreciation of the dollar on accounts receivable from Cresca.

iii.    The increase of R$49.5 million of realized and unrealized derivatives transactions income from R$2.8 million for the year ended June 30, 2014 to R$52.3 million for the year ended June 30, 2015,and the increase of R$31.5 million of realized and unrealized derivatives transactions (expenses) from R$8.4 million for the year ended June 30, 2014 to R$39.9 million for the year ended June 30, 2015, which resulted in a net gain of R$18.0 million. This increase refers mainly to the gain of the hedge in U.S. dollars of soybean futures market and OTC transactions.

iv.   The increase in interest on liabilities from R$10.7 million for the year ended June 30, 2014 to R$13.9 million for the year ended June 30, 2015 in connection with the increase of the interests rates in the long-term loans and financing to develop the farms.

Income tax and social contribution

We recognized income and social contribution tax expenses of R$9.8 million for the year ended June 30, 2015, as compared to a credit of R$15.6 million for the same period in 2014. This variation is mainly due to the fact that we recognized deferred income taxes net of R$18.3 million on June 30, 2014, while we had profits for the year ended June 30, 2015 resulting in income and social contribution tax expenses.

Profit (loss) for the year

For the reasons discussed above, we recorded a profit of R$180.8 million for the year ended June 30, 2015, as compared to a loss of R$13.4 million for the same period in 2014.

Year Ended June 30, 2014 Compared to Year Ended June 30, 2013

Net revenue

Net revenue decreased R$54.3 million from R$185.6 million for the year ended June 30, 2013 to R$131.3 million for the year ended June 30, 2014. This decrease was mainly due to:

i.         Revenue from grain sales: revenue from grain sales decreased R$31.6 million from R$123.2 million for the year ended June 30, 2013 (reflecting sales of 165,000 tons at an average price of R$746.89 per ton) to R$91.6 million for the year ended June 30, 2014 (reflecting sales of 122,415 tons at an average price of R$748.64 per ton). The decrease in revenue from grain sales is mainly due to the decrease in the amount produced from 165,000 tons during the year ended June 30, 2013 to 122,415 tons for the year ended June 30, 2014, as a result of reduction in soybean and corn yields, due to the severe drought that hit the farms in Bahia, which had a direct impact on the upturn in grain revenue; and

ii.        Revenue from sugarcane sales: revenue from sugarcane sales decreased R$22.8 million from R$61.0 million (reflecting sales of 1,048,000 tons at an average price of R$58.23 per ton) for the year ended June 30, 2013 to R$38.2 million (reflecting sales of 570,820 tons at an average price of R$66.98 per ton) for the year ended June 30, 2014. This decrease was mainly due to the difference in the harvest period, which in fiscal 2013 was concentrated between June and October 2012 and in fiscal 2014 was concentrated between April and September 2013.

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2014	2013	2014	2013	2014	2013
Grain	59,271	60,063	122,415	165,000	91,645	123,237
Sugarcane	7,583	9,198	570,820	1,048,000	38,235	61,022

Gain on sale of farms

Gain on sale of farms decreased R$33.0 million from R$54.8 million for the year ended June 30, 2013 to R$21.8 million for the year ended June 30, 2014. The decrease was due to the sale of 19,648 hectares of land in the year ended June 30, 2013, corresponding to: (i) total area of 14,359 hectares of the Horizontina farm; and (ii) areas of the Araucária (394 hectares) and Cremaq (4,895 hectares) farms, for which we recognized a gain of R$54.8 million representing the difference between the proceeds from the sale of R$122.7 million and the carrying amount of the farms, while, during the year ended June 30, 2014, we sold 1,164 hectares of the Araucária farm, for which we recognized a gain of R$21.8 million, representing the difference between the carrying amount of the farm and the proceeds from the sale of R$33.7 million.

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

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2014 was R$13.7 million, representing a decrease of R$60.1 million as compared to R$73.8 million for the year ended June 30, 2013. The change in gross profit is attributable mainly to:

i.         the decrease in the gain on sale of farms from R$54.8 million, for the year ended June 30, 2013 (sale of the Horizontina farm and areas of the Araucária and Cremaq farms) to R$21.8 million for the year ended June 30, 2014 (sale areas of the Araucária farms);

ii.        the 37% decrease in the supply of sugarcane to Brenco, which generated revenue of R$38.2 million (570,820 tons); and

iii.       the 26% decrease in revenue from grain sales, which generated revenue of R$91.6 million for the year ended June 30, 2014 (122,415 tons).

Selling expenses

Selling expenses decreased R$3.8 million from R$14.0 million for the year ended June 30, 2013 to R$10.2 million for the year ended June 30, 2014, primarily as a result of (i) the decrease in commissions on farm sales from R$4.3 million for the year ended June 30, 2013 to R$1.4 million for the year ended June 30, 2014; and (ii) the decrease in the expenses with storage from R$6.1 million for the year ended June 30, 2013 to R$2.8 million for the year ended June 30, 2014, as a result of the reduction of grains storage during the period.

General and administrative expenses

General and administrative expenses increased by R$1.2 million from R$29.2 million for the year ended June 30, 2013 to R$30.4 million for the year ended June 30, 2014.

        The 3.9% increase in general and administrative expenses was primarily a result of the increase in personnel expenses due to the higher payroll following the 7.5% annual pay rise.

Other operating income (expenses), net

For the year ended June 30, 2014, we recorded other operating income, net of other operating expenses, of R$285 thousand of which R$2.4 million are reversal in provisions for probable losses in legal proceedings, which were partially offset by R$1.2 million of provisions for contingencies for probable losses in legal proceedings and R$1.5 million of losses on sale of property, plant and equipment. We recorded a loss of R$3.5 million for the year ended June 30, 2013, as a result of provisions for contingencies for probable losses in legal proceedings.

Equity pick up

For the year ended June 30, 2014, we recorded a loss of R$704 thousand as equity pickup in connection with R$17 thousand of the result of Green Ethanol participation and R$687 thousand of Cresca’s result. The investment in Cresca was booked on the purchase date in December 2013. The Company began booking equity pick up from Cresca’s result beginning January 2014.

Financial income

Financial income increased R$2.1 million from R$38.0 million for the year ended June 30, 2013 to R$40.1 million for the year ended June 30, 2014, primarily due to (i) interest on receivables in the amount of R$2.6 million for the year ended June 30, 2014, compared to R$11.0 million in the previous year, related mainly to the adjustment in the present value on sale of farms; (ii) gain on revaluation of receivables from sale of farms and machinery of R$19.1 million for the year ended June 30, 2014, compared to R$214 thousand in the previous year, related mainly to the revaluation of the receivables from sale of farms; (iii) foreign exchange variations of R$6.0 million for the year ended June 30, 2014, compared to R$5.1 million in the previous year, as a result of margin deposits as collateral for derivative transactions, and (iv) increase by R$3.9 million of interest income on financial investments from R$5.6 million in fiscal 2013 to R$9.5 million in the fiscal 2014, which was consistent with the increase in the amount invested in the FIM Guardian investment fund. This movement was partially offset by the decrease of R$13.2 million in unrealized profit with derivatives transactions of R$2.8 million for the year ended June 30, 2014 compared to R$16.0 million in the previous year.

Financial expenses

Financial expenses increased R$3.0 million from R$38.6 million for the year ended June 30, 2013 to R$41.6 million for the year ended June 30, 2014, mainly as a result of (i) an increase in monetary variation from R$1.5 million in 2013 to R$2.3 million for the year ended June 30, 2014; (ii) an increase of R$10.2 million in the present value of receivables from sale of farm from R$3.4 million for the year ended June 30, 2013 to R$13.6 million for the year ended June 30, 2014; (iii) foreign exchange variations of R$5.7 million for the year ended June 30, 2014, compared to R$3.1 million in the previous year, as a result of margin deposits as collateral for derivative transactions, and (iv) interest on liabilities from R$8.5 million in 2013 to R$10.7 million for the year ended June 30, 2014 in connection with long term loans and financing to develop the farms. This movement was partially offset by the decrease of the net impact on realized and unrealized losses from derivatives by R$12.6 million as a result of lower volume of commodities and foreign exchange fluctuations in 2014 compared to the previous year.

Income tax and social contribution

We recognized a credit for income and social contribution taxes of R$15.6 million for the year ended June 30, 2014, as compared to a credit of R$2.3 million for the same period in 2013. This increase is mainly due to (i) a decrease in income taxes and social contribution from R$7.9 million for the year ended June 30, 2013 to R$2.8 million for the year ended June 30, 2014, as a result of the receivables from farm sales during the year and (ii) an increase in the deferred income taxes and social contribution taxes, mainly related to recognition of credit on tax loss carry forwards from R$10.3 million for the year ended June 30, 2013 to R$18.3 million for the year ended June 30, 2014.

Profit (loss) for the year

For the reasons discussed above, we recorded a loss of R$13.4 million for the year ended June 30, 2014, as compared to a profit of R$28.7 million for the same period in 2013.

B. Liquidity and Capital Resources

As of June 30, 2015, we hold R$348.9 million in cash and cash equivalents and markable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American government bonds.

Throughout the year, our working capital needs vary significantly depending on the harvest period of grains, sugarcane and other crops in Brazil. See “Item 4. Information on the Company – B. Business Overview – Seasonality.”

We believe that our current liquidity and capital resources, together with our ability to obtain loans and credit facilities and, when appropriate, to raise equity in the capital markets, are sufficient to meet our cash flow needs.

Sources and Uses of Funds

We finance our investments both by using our own resources as well as through loans and credit facilities with development banks and governmental development agencies, under which interest rates are lower than market rates, due to the fact that such credit facilities have long-term characteristics. Our principal sources of financing are discussed below under the heading “Indebtedness and cash and cash equivalents” and our main uses of funds include acquisition of land, cultivation of sugarcane, improvements and acquisition of machinery and vehicles.

The investments made in the fiscal year ended June 30, 2015 totaled R$30.6 million, all of which were used for the development of land for cultivation of grains.

Cash Flows

Our cash flow generation from operating activities may vary from period to period depending on fluctuations in our sales and service revenue, costs of goods sold, operating income (expenses), and may also vary within such periods as a result of seasonality. Operating activities primarily refer to revenue generated from the sale of grains and sugarcane.

Investing activities primarily refer to the acquisition of agricultural properties, developing of such properties for cultivation, purchasing machines, and remodeling, construction and improvements to agricultural properties and sale of farms.

Financing activities primarily refer to loans and credit facilities, principally from development banks, for the development of new projects and the purchase of machines and equipment.

The following table summarizes our cash flows for the periods indicated. For convenience, we have also presented the information below for the year ended June 30, 2015 in U.S. dollar using the exchange rate of R$3.8656 per US$1.00 as of October 20, 2015, which is the most recent practicable date.

	Year ended June 30,
	2015	2015	2014	2013
	(US$ thousand)	(R$ thousand)
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	(2,891)	(11,175)	22,880	(46,472)
Net cash flows from (used in) investment activities	5,161	19,952	(9,850)	54,085
Net cash flows from (used in) financing activities	(5,148)	(19,902)	(1,979)	617

Net change in cash and cash equivalents	2,878	(11,125)	11,051	8,230

Years ended June 30, 2015 and 2014

Operating activities: Net cash used in operating activities was R$11.2 million for the year ended June 30, 2015 compared to net cash generated from operating activities of R$22.9 million for the year ended June 30, 2014. The change was primarily due to the payment of the remaining installment of Cresca’s acquisition to Cresud in the amount of R$33.0 million.

Investing activities: Net cash generated from investing activities was R$20.0 million for the year ended June 30, 2015 compared to net cash of R$9.9 million used in the same period in 2014. This change was mainly due to the increase in the cash collected in farm sale from R$35.2 million for the year ended June 30, 2014 to R$105.8 million for the year ended June 30, 2015, partially offset by (i) the increase in the capitalization of Cresca from R$14.5 million in fiscal 2014 to R$25.9 million for the year ended June 30, 2015 and (ii) the increase in marketable securities in the amount of R$27.5 million for the year ended June 30, 2015 compared to withdrawals in the amount of R$1.2 million for the year ended June 30, 2014.

Financing activities: Net cash used in financing activities was R$19.9 million for the year ended June 30, 2015 compared  to R$2.0 million in the same period in 2014. Such change was primarily due to: (i) a R$97.4 million (R$56.7 million in fiscal year 2014) proceeds from loans and financing during the year ended June 30, 2015, partially offset by R$101.4 million (R$44.1 million in fiscal year 2014) of payments of loans and financing; (ii) a R$15.7 million (R$2.2 milllion in fiscal year 2014) of interest paid on loans and financing and (iii) a R$5.8 million of dividends paid in fiscal year 2014, which did not occur in fiscal year 2015.

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

Investing activities: Net cash in investment activities changed from R$54.1 million generated in the year ended June 30, 2013 to R$9.8 million used in the same period in 2014. This change was mainly due to the decrease in the cash received from sales of farm from R$86.5 million in 2013 to R$35.2 million for the year ended June 30, 2014 and the investment to acquire Cresca S.A. in the amount of R$23.0 million.

Financing activities: Net cash in financing activities changed from R$617 thousand generated in the year ended June 30, 2013 to R$1.9 million used in the same period in 2014. Such change was primarily due to a R$9.8 million net proceeds from loans and financing disbursed during the year, partially offset by R$5.8 million of dividends paid and R$1.9 million of treasury shares purchased under the share buyback program.

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans and financing) was R$110.1 million as of June 30, 2015, as compared to R$120.2 million as of June 30, 2014. Our short-term indebtedness as of June 30, 2015 amounted to R$50.9 million, as compared to R$62.3 million as of June 30, 2014. Of the total indebtedness outstanding as of June 30, 2015, 53.8% consisted of medium and long-term debt, as compared to 48.2% as of June 30, 2014.

Current indebtedness

On June 30, 2015, our short-term indebtedness was R$50.9 million, as compared to R$62.3 million on June 30, 2014.

Non-current indebtedness

On June 30, 2015, our long-term indebtedness was R$59.2 million, as compared to R$57.9 million on June 30, 2014.

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

Financing Agreements

 All loans and financing agreements listed below are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank - BNB) that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. As of June 30, 2015 and 2014, our financing agreements had no financial covenants, but rather only operating clauses, and we are in compliance with all such operating clauses in all material respects.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2015.

Type of credit transaction	Creditor/ Transfer agent	Amount disbursed	Outstanding balance	Interest rate	Final maturity	Current	Noncurrent
		(R$ thousand)	(R$ thousand)			(R$ thousand)	(R$ thousand)

Financing for Agricultural Costs	Banco do Nordeste Brasil S.A. –BNB	44,712	25,595	7.51% to 15.12%/year TJLP + 3.45 and 4.45 Selic + 3.45	Nov - 15	25,595	-

Working capital	Banco Santander	-	5,066	83.48% CDI/year	Sep - 15	5,066	-

Working capital (USD)	Banco Santander	-	4,832	1,6905%/year	Sep - 15	4,832	-

Financing of Sugarcane	Banco Itaú BBA S.A./Santander	4,595	3,336	TJLP + 3.00% to 4.40%/ year	Feb - 20	1,620	1,716

Financing of Machinery and Equipment	Banco Itaú Unibanco S.A.	2,870	1,056	TJLP + 5.50% to 8.70%/year	Nov - 16	943	113

Sugarcane Financing Leasing	Brenco	-	7,576	6.92%/year	Nov - 18	3,375	4,201

Financing Bahia Project	Banco HSBC/ Banco Itaú Unibanco S.A.	27,143	9,994	PRE 4.00 to 8.50	Oct - 20	382	9,612

Financing Bahia Project	Banco do Nordeste do Brasil S.A. – BNB / Banco Itaú Unibanco S.A.	40,842	52,624	PRE 4.00 to 8.50	Oct - 20	9,087	43,537
Total		120,162	110,079	-	-	50,900	59,179

Capital Expenditures

We are focused on the acquisition, development and exploitation of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related yo these assets for the year ended June 30, 2015 were R$30.6 million, of which R$4.9 million refer to the opening and preparation of areas for cultivation and R$25.3 million refer to construction in progress, mostly with respect to the construction of the silo in Bahia in the amount of R$9.5 million, and the cleaning and preparation of areas for cultivation, construction works and roads in the amount of R$15.8 million.

Equity

Our total equity excluding non-controlling interest amounted to R$752.1 million as of June 30, 2015 and R$583.9 million as of June 30, 2014.

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

According to a report released in October 2015 by the United States Department of Agriculture (“USDA”), the soybean global production is forecast at a record 320.5 million tons for 2015 as Brazilian production estimate is raised to a record of 100.0 million tons on a larger area as lower prices are offset by the weaker exchange rate of the Real.  Also, the Real depreciation continues to provide farmers with an incentive for continued expansion of planted area in South America despite higher financing costs.

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “Item 5. Operating and Financial Review and Prospects — Operating Results—Business Drivers and Measures.”

We are not aware of any other trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Future delivery and supply of soybean and sugarcane: amounts related to sales contracts for the future delivery and supply of soybean and sugarcane, as described under “Business-Commodity Futures Contracts,” are recognized as revenue on the date of delivery. Costs of goods sold under such contracts are also recorded on the date such products are transferred, upon the documentation of delivery and the loading of the applicable products. The terms of such contracts subject us to fines in the event that we fail to deliver the previously-committed volumes to the purchasers.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2015:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
	(R$ thousand)
Trade payables	5,545	—	—	—	5,545
Derivative financial instruments	5,655	1,670	—	—	7,325
Loans and financing(1)	50,900	15,973	14,659	28,547	110,079
Payables for purchase of farms	48,840	—	—	—	48,840
Transactions with related parties(2)	480	—	—	—	480

(1)   Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2015. See “Indebtedness and Cash and Cash Equivalents.”

(2)   See “Item 7.B. Related Party Transactions.”

Payables for Purchase of Farms

The following table summarizes our outstanding balance of payables for purchase of farms as of June 30, 2015.

Obligation	Outstanding balance
(R$ thousand)
Alto Taquari Farm	29,023
Nova Buriti Farm	19,817
Total	48,840

Sugarcane agricultural partnership agreement

On May 8, 2015, we executed three agreements with Brenco:

The first agreement consists of a rural sub partnership to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership starts at the date of its signature and is estimated to end on March 31, 2026. The areas shall be used for the plantation and cultivation of sugarcane, which cannot exceed the duration of the contract. This contractual partnership meets the definition of an operating leasing. The payment shall always be in kind (tons of sugarcane), to be delivered at the mill owned by Brenco, which is located in the vicinities of the farms, during the harvest period of the product. The quantity to be paid for the duration of the contract shall be established in tons per hectare and varies according to the area being explored. According to this contract, the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons will be paid within one to five years and 355,046 tons will be paid after more than five years up to the expiration of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial leasing. The payment shall always be in kind (tons of sugarcane), to be delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 127,699 tons of sugarcane, of which 41,470 tons will be paid within one year and 86,229 tons will be paid within one to five years.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

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

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 28, 2015, and whose terms expire at our annual shareholders’ meeting in 2017. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 28, 2015	55
Alejandro G. Elsztain	Director	October 28, 2015	49
Saul Zang	Director	October 28, 2015	69
Isaac Selim Sutton	Independent Director	October 28, 2015	54
Gabriel Pablo Blasi	Director	October 28, 2015	54
David Alberto Perednik	Director	October 28, 2015	57
João de Almeida Sampaio Filho	Independent Director	October 28, 2015	50
Fábio Schuler Medeiros	Independent Director	October 28, 2015	38
Ricardo de Santos Freitas	Independent Director	October 28, 2015	48

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain- has been engaged in the real estate business for more than twenty years. He founded Consultores Asset Management (formerly called Dolphin Fund Management). Currently, he is Chairman of the Board of Cresud, IRSA- Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A., among other things. IRSA Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A. are considered two of the largest real estate companies in Argentina, being highlighted by their commercial, residential, shopping malls and hotels ventures. He is also the Chairman of Banco Hipotecário S.A. and IDB Development Corporation Ltd.. He studied Economic Sciences at Universidad de Buenos Aires. He is Alejandro Gustavo Elsztain’s brother.

Alejandro G. Elsztain- is the chairman of the Board of Fibesa S.A and Agology S.A; vice-president of the Board of Directors of Nuevas Fronteras S.A.; Inversora Bolivar S.A and IRSA  Inversiones y Representaciones Sociedad Anónima; and vice-president of Irsa Popriedades Comerciales S.A., Currently, he is the main officer of Cresud. Mr. Alejandro Elsztain has a degree in Agricultural and Livestock Engineering from the University of Buenos Aires. He is the brother of Mr. Eduardo S. Elsztain.

Saul Zang- is the founder of the law firm Zang, Bergel e Viñes. Currently he is the first vice-chairman of  IRSA- Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A. Board of Directors, chairman of Puerto Retiro Board of Directors; vice-chairman of Fibesa S.A. Board of Directors; director of Banco Hipotecario S.A., Nuevas Fronteras S.A., and IDB Development Corporation Ltd., among others.  Mr. Zang has a degree in law from Universidad de Buenos Aires.

Isaac Selim Sutton- holds a degree in economics from the Universidade de São Paulo (USP). He was an executive officer at the Safra Group’s holding company from 1994 to 2009. He is currently a member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas. He has also served on the Boards of Bardella S/A, DPVAT S/A, Telenorte Celular, TIM Participações S/A, Veracel Celulose S/A, BR Properties S/A, Gevisa S/A and Celma S/A, and on the Fiscal Councils of TIM Sul, Têxtil Renaux and TIM Nordeste.

Gabriel Pablo Blasi- holds a degree in business administration from the University of CEMA (Centro de Estudios Macroeconómicos Argentino) and a graduate degree in finance from the Austral University in Argentina. He started his career in 1989 at Citibank, where he was as a Senior Trader for seven years. He then worked as treasurer at Buenos Aires Branch plc and at Lloyds Bank plc in Buenos Aires. Mr. Blasi has over 20 years of experience in investment banking and capital markets, having worked at Banco Río (BSCH). He was the manager of Rio Valores Sociedad de Bolsa, CFO of the Carrefour Group in Argentina and of Goyaique SACIFIA and former CFO of Cresud, IRSA and IRSA Propriedades Comerciales S.A.

David Alberto Perednik - holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also Chief Administrative Officer of Cresud, IRSA and IRSA Propriedades Comerciales S.A.

João de Almeida Sampaio Filho- graduated in Economics from the Fundação Armando Álvares Penteado (FAAP) and is an agricultural producer in the states of Paraná, São Paulo and Mato Grosso. He was President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture and Livestock (CNA) and President of the National Natural Rubber Sector Chamber. He was a member of the National Council of Agricultural Policy and the National Agricultural Academy. Mr. Sampaio was President of the Brazilian Farmers’  Association (SRB) between 2002 and 2007, President of FARM – Mercosul’s Federation of Rural Associations and São Paulo State Secretary for Agriculture and Supply between 2007 and 2011. He is currently a Member of Advisory and Managing Boards of companies in Brazil and the USA, Minerva S.A.’s Chief Officer of Institutional Relations and Chairman of FIESP Agribusiness Higher Council.

Fabio Schuler de Medeiros- holds a degree in Veterinary Medicine from the Universidade Federal de Santa Maria, MSc and Ph. D. in Animal Production – Nutrition and Meat Quality from the Universidade Federal do Rio Grande do Sul. Mr. Medeiros also works in the coordination of the Brazilian Angus Association’s Certified Angus Beef Program, which has international accreditation of AUSQUAL, and as a consultant in Animal Production-Beef Cattle in farms.

Ricardo de Santos Freitas- Mr. Freitas holds a Law degree and PhD in Commercial Law from the University of São Paulo, is a founding partner at Freitas & Leite Law Firm, specialized in financing and capital markets, as well as tax matters. Worked as a lawyer at Hedging-Griffo Corretora de Valores S.A. and as a statutory executive responsible for the management of customer's assets at Banco Intercap S.A.. Currently he is the CEO and Chairman of Semp Toshiba Amazonas, where he also acted as administrative and financial vice president.

Board Committees

Pursuant to our bylaws, our board of directors shall elect among its members three directors to compose the Compensation Committee and a minimum of three and a maximum of four directors to compose the Executive Committee. In addition to these two statutory committees, our board of directors may establish other technical or advisory committees for a specific purpose and with specific duties, which members may or may not include our directors or executive officers. Our board of directors shall establish the rules applicable to these committees, including rules on their composition, term of office, compensation and operation. Such committees are advisory and non-deliberative in nature. The following advisory committees are currently established and active:

Compensation Committee

The Compensation Committee was established on March 1, 2012, and is composed of the following members of our board of directors, all elected on October 28, 2015 and whose terms expire at our annual shareholders meeting to be held in 2017: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. In accordance with our bylaws, the Compensation Committee performs consultative assistance to the Board of Directors, including with respect to the determination of the compensation and benefits to be received by our directors and executive officers. Its activities include (i) submitting proposals to the Board of Directors with respect to director and executive officer compensation, (ii) advising the Board of Directors with respect to the granting of stock options or subscription warrants to our officers and employees, and (iii) advising the Board of Directors with respect to profit sharing plans involving our executive officers and employees.

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members of our board of directors, all elected on October 28, 2015 and whose terms expire at our annual shareholders meeting to be held in 2017: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. In accordance with our bylaws, the Executive Committee performs consultative assistance to the Board of Directors with respect to its role as a supervisory body, advising the Board of Directors on, or periodically reviewing, certain strategic or financial aspects of our business. Its activities include (A) advising the Board of Directors with respect to (i) our business plan, (ii) alterations to our authorized capital,

(iii) strategic initiatives, our growth plan and investment initiatives and (iv) any investments or dispositions over R$700 thousand; (B) reviewing annually (i) our financing initiatives, including with respect to our securities, (ii) the financial implications of our financing strategy and (iii) our dividend policy; and (C) reviewing and supervising periodically (i) the necessary financing for investments or activities in excess of R$700 thousand and (ii) our accessing of the capital markets.

Executive Officers

Pursuant to our bylaws, we must have two to six executive officers who may or may not be shareholders and must all be residents of Brazil. Our executive officers are elected by our board of directors. Currently, we have three executive officers, who hold the following titles: chief executive officer and investor relations officer, chief administrative officer and chief operating officer. Our executive officers are elected for a one-year term with the possibility of reelection, and they are required to remain in office until the election of their successors. Under Novo Mercado regulation, our executive officers are also required to sign an agreement to comply with the rules of the Novo Mercado prior to taking office.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive officers	Title	Date of election	End of term of office	Age
Julio César de Toledo Piza Neto	Chief executive officer and investor relations officer	October 29, 2014	October 2015*	45
Gustavo Javier Lopez	Chief administrative officer	October 29, 2014	October 2015*	48
André Guillaumon	Chief operating officer	October 29, 2014	October 2015*	41

*      The officers shall remain in office until the Directors’ Meeting to be held within five days from October 28, 2015, which was the date of the General Shareholders’ Meeting at which the 2015 financial results were submitted for approval.

Below is a brief biographical description of our executive officers: Julio César de Toledo Piza Neto: Mr.  Toledo Piza Neto graduated in Agronomy Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo in Piracicaba, Brazil and has an MBA in Administration and Finance from Columbia Business School in New York. In addition to eight years of field experience as an agronomy engineer, he spent years at McKinsey and Company in São Paulo, where he held several senior positions prior to joining BrasilAgro in June 2008.

Gustavo Javier Lopez: Mr. Lopez joined Cresud in 1999 as budget manager. Since 2004, he has served as budget manager of IRSA. Prior to joining IRSA, Mr. Lopez also worked for the Argentine company Estancias Unidas del Sud as its budget analyst and as accountant for Loma Negra. He received an accounting degree from the Universidad de Buenos Aires.

André Guillaumon: Mr. Guillaumon holds a bachelor’s degree in Agricultural Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo in Piracicaba, Brazil. In 1996, he began his career at Fertibrás S.A., where he worked directly in preparing and implementing fertilizer production and sales strategies. Mr. Guillaumon also represented Fertibrás S.A. in technical forums, such as the 25th International Fertilizer Management Seminar (Chicago, USA) and at the Fertilizer Quality Commission (ANDA).  In August 2007, Mr. Guillaumon joined the Company.

Agreements with our Directors and Executive Officers

We are not party to any agreement or obligations involving the members of our board of directors and our executive officers.

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, chairman of our board of directors, is the brother of director Alejandro G. Elsztain, a member of our board of directors.

B. Compensation

Pursuant to our bylaws, the total amount of compensation paid to the members of our board of directors, fiscal council and executive officers, in the aggregate, is set annually at the general shareholders’ meeting. Our directors, pursuant to the recommendation of the compensation committee, allocates the aggregate compensation among our executive officers and directors. Although our executive officers and board of directors are entitled to fixed compensation and a bonus depending on individual and company performance, the compensation of the fiscal council members is fixed. The bonus is paid to our executive officers and directors based on the achievement of certain individual and company targets.

The aggregate compensation paid for the 2015 fiscal year to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) and members of our fiscal council was R$10.3 million, comprised of a fixed amount of R$3.9 million and a bonus of R$6.4 million paid to our executive officers and members of our board of directors. The bonus to the board was paid based on a recommendation of our compensation committee. The fixed amount for the members of our board of directors and fiscal council was R$983 thousand and for our executive officers was R$2.9 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the members of our board of directors, executive officers and selected employees and our directly and indirectly controlled entities, and is limited to 2.0% of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and may be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. As of June 30, 2015, no stock options have been exercised under either the first, second or third grants. In August 2015, our executive officers exercised stock options representing 233,689 shares of our capital stock, which were delivered to them in October 2015.

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

Fiscal Council

Under Brazilian corporate law, the Conselho Fiscal, or fiscal council, is a corporate body independent of our management and our independent auditors. Its primary responsibilities are monitoring management activities, reviewing our financial statements, and reporting its findings to our shareholders.

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

We have modified our fiscal council to comply with the exemption requirements. Accordingly, the fiscal council operates pursuant to its charter (regimento interno), which contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the Sarbanes-Oxley Act and the applicable regulations and requirements of the SEC. Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot perform these functions. However, the fiscal council’s charter (regimento interno) provides the fiscal council with the authority to submit recommendations to the board of directors for the appointment or removal of the external auditors and their compensation.

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

In addition, minority shareholders representing a minimum of 10% of our voting shares are entitled to elect one fiscal council member and his or her alternate by a separate vote. Our fiscal council must not have members of our board of directors, our executive officers, or our employees or of any subsidiary or a company under common control with us, or spouses or close family members of our directors and officers. Brazilian corporate law requires fiscal council members to receive a remuneration of at least 10% of the average annual amount paid to our officers, which excludes benefits and other allowances, or profit sharing, if any.

Our fiscal council is currently composed of three members and alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of office term

Fabiano Nunes Ferrari	Fiscal Council member	October 28, 2015	October 2016

Daniela Gadben	Fiscal Council alternate member	October 28, 2015	October 2016

Ivan Luvisotto Alexandre	Fiscal Council member	October 28, 2015	October 2016

Débora de Souza Morsch	Fiscal Council member	October 28, 2015	October 2016

Marcos Paulo Passoni	Fiscal Council alternate member	October 28, 2015	October 2016
Luciana Terezinha Simão Villela	Fiscal Council alternate member	October 28, 2015	October 2016

Below is a brief biography of each member and alternate member of our fiscal council:

Fabiano Nunes Ferrari- holds a Law degree from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association.

Ivan Luvisotto Alexandre- holds a Law degree from the University of São Paulo (USP) and a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Fundação Getúlio Vargas in São Paulo (FGV-SP). A partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, having assisted Brazilian and foreign companies in structuring their investments in Brazil or abroad. He has also been the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

Daniela Gadben- holds a Law degree from the University of São Paulo (USP) and an LLM degree from the London School of Economics and Political Science. She is an attorney at Suchodolski Law Firm, acting in the fields of Corporate Law and International Law.

Débora de Souza Morsch- graduated in Civil Engineering and Administration from Universidade Federal do Rio Grande do Sul (UFRGS). Ms. Morsch has a specialist degree in Capital Markets from Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Apimec-UFRGS) and in Construction Management from UFRGS. Ms. Morsch is a partner and diretor at Zenith Asset Management and has been a member of the board of Electro Aço Altona S/A and a member of the fiscal council of E Santanense S/A.

Marcos Paulo Passoni- holds a Law degree from the Catholic University of São Paulo and a Master degree in Diffuse Rights from Unimes. He is a partner at Suchodolski Law Firm and specializes in the fields of Civil Law and Litigation. He was a member of the board of OAB-SP (the Bar Association of the State of São Paulo). He is also a professor of Civil Litigation Procedure in the Superior School of Advocacy.

Luciana Terezinha Simão Villela- holds a Law degree from the Catholic University of São Paulo and a Master degree in Tax. She is an associate attorney at Suchodolski Law Firm, and specializes in the fields of Taxes and Administrative Law.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

D. Employees

The table below shows the evolution in our year-end total number of employees from 2013 to 2015:

	As of June 30,
Location	2013	2014	2015
Head Offices/São Paulo	51	47	53
Cremaq Farm (and Partnership II Farm)	38	34	32
Araucária Farm	12	12	12
Alto Taquari Farm (and Partnership III Farm)	4	4	7
Chaparral Farm	66	81	22
Nova Buriti Farm	3	3	3
Jatobá Farm	19	43	15
Preferência Farm	14	11	4
Horizontina Farm	12	—	—
Partnership I	10	5	—
Avarandado	—	8	5
5
Total	229	248	153

                The table below shows the evolution in the year-end total number of employees in our farms from 2013 to 2015

	As of June 30,
Location	2013	2014	2015
Goiás	12	12	12
Mato Grosso	4	4	7
Bahia	109	140	41
Piauí	38	42	37
Maranhão	12	0	0
Minas Gerais	3	3	3

Total	178	201	100

The decrease in the total number of employees for the year ended June 30, 2015 was mainly due to the fact that the Chaparral and Preferência farms no longer needed several temporary employees that had been employed in the year before to prepare the land for cultivation.

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

Relationship with unions

We believe that we have good relationships with our employees and the unions that represent them. We maintain relations with several regional and local chapters of unions in the regions in which we operate, including the Union of the Workers for Real Estate Companies in São Paulo (Sindicato dos Empregados em Empresas de Compra Venda, Locação, Administração de Imóveis Residenciais e Comerciais de São Paulo, or SEECOVI), the Rural Workers’ Union (Sindicato dos Trabalhadores Rurais) in various states including Bahia, Piauí, Minas Gerais, Mato Grosso and Maranhão and the Federation of Agricultural Workers (Federação dos Trabalhadores na Agricultura) in Piauí and Bahia. As of the date of this Annual Report, 100% of our employees were represented by unions. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2015.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	SEECOVI(1)	Profit Sharing Program Overtime compensation(3)	09/30/2015(4) 07/31/2015(4)
Cremaq	Sindicato dos Trabalhadores Rurais de Baixa Grande do Ribeiro	Profit Sharing Program Overtime compensation(3)	04/12/2016 08/22/2015(4)
Chaparral	FETAG-BA(2)	Profit Sharing Program Overtime compensation(3)	09/30/2015(4) 08/22/2015(4)
Jatobá	FETAG-BA	Profit Sharing Program Overtime compensation(3)	09/30/2015(4) 08/22/2015(4)
Preferência	FETAG-BA	Profit Sharing Program Overtime compensation(3)	09/30/2015(4) 08/22/2015(4)
Partnership II	Sindicato dos Trabalhadores Rurais de Ribeiro Gonçalves	Profit Sharing Program Overtime compensation(3)	04/12/2016 08/22/2015(4)
Araucária	Sindicato dos Trabalhadores Rurais de Mineiros	Profit Sharing Program Overtime compensation(3)	03/20/2016 03/20/2016
Alto Taquari	Sindicato dos Trabalhadores Rurais de Alto Araguaia	Profit Sharing Program Overtime compensation(3)	05/12/2016 05/12/2016

(1)   Union of the Workers for Real Estate Companies, São Paulo (Sindicato dos Empregados em Empresas de Compra Venda Locação Administração de Imóveis Residenciais e Comerciais de São Paulo, or SEECOVI).

(2)   State of Bahia Federation of Agricultural Workers (Federação dos Trabalhadores Agricultura do Estado da Bahia, or FETAG-BA).

(3)   Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

(4)     Under negotiation with the respective union.

E. Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors and executive officers as of October 28, 2015.

Name	Number of Common Shares	Stock Options awarded and not exercised
Julio Cesar de Toledo Piza Neto	101,471	194,742 (1)
Gustavo Javier Lopez	68,159	109,054 (2)
André Guillaumon	68,159	109,054 (2)
Eduardo S. Elsztain(3)	23,291,629	0
Alejandro G. Elsztain	189,400	0
Saul Zang	100	0
Isaac Selim Sutton	100	0
Gabriel Pablo Blasi	100	0
João de Almeida Sampaio Filho	100	0

(1) 97,371 of the options have an exercise price of R$8.25 per share and expire on July 3, 2017. 97,371 of the options have an exercise price of R$8.52 per share and expire on September 4, 2017.

(2) 54,527 of the options have an exercise price of R$8.25 per share and expire on July 3, 2017. 54,527 of the options have an exercise price of R$8.52 per share and expire on September 4, 2017.

(3)   Includes shares held of record by Cresud and Agro Investment. See “Item 7—Major Shareholders and Related Party Transactions.”

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation-Stock Option Plan.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of October 28, 2015.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(5)	Percentage (%) (including warrants)(5)
Cresud(1)	23,150,050	39.76	33,214,836	45.64
Agro Investment and Agro Managers(2)	141,471	0.24	389,616	0.54
J. P. Morgan Whitefriars(3)	4,330,000	7.44	4,330,000	5.95
CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado	3,960,200	6.80	3,960,200	5.44
Elie Horn/Cape Town(4)	3,274,600	5.62	6,913,763	9.50
Cape Town LLC	2,640,300	4.53	6,279,463	8.63
Elie Horn	634,300	1.09	634,300	0.87
Directors and Officers (other than Mr. Eduardo Elsztain)	427,589	0.73	427,589	0.59
Treasury	513,711	0.88	513,711	0.71
Others	22,428,979	38.52	23,033,535	31.65
Total	58,226,600	100.0	72,783,250	100.0

(1)   As of September 30, 2015, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 36.76% of the capital stock of Cresud on a fully diluted basis. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to these shares.

(2)   Includes 21 shares held by Agro Investment, a company controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain), and 141,450 shares held by Agro Managers, a company jointly owned by Cresud (46.84%), and a number of Cresud’s employees. Mr. Eduardo Elsztain may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Investment, and Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Manager.

(3)     Such shares were acquired and are held as a hedge for a total return swap transaction involving the same number of our common shares entered into between J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Whitefriars Inc., and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a former member of our board of directors. The swap transaction matures on January 26, 2016. Under the swap transaction, J.P. Morgan Whitefriars controls the sole power to vote and to dispose of the shares. J.P. Morgan Whitefriars is controlled by J.P. Morgan Chase & Co., a publicly held company.

(4)   Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(5)   Gives effect to the potential issuance of 14,556,650 common shares in connection with the 256,000 first issuance warrants that may be exercised until April 27, 2021. All warrants are held by Cresud, Agro Investment, Agro Managers and Cape Town LLC. See “Item 10—Additional Information—Description of Outstanding Warrants.”

For information about stock options held by our directors and executive officers, see “Item 6.E. Directors, Senior Management and Employees – Share Ownership.”

Our controlling and major shareholders do not have different voting rights.

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

As of September 30, 2015, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 36.76% of the capital stock of Cresud on a fully diluted basis. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

As a result of Cresud’s ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions may be attractive to both Cresud and us. In addition, five of our nine directors have been nominated by Cresud. This situation may give rise to conflicts of interest. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Other Major Shareholders

Elie Horn and Cape Town LLC

Elie Horn is the sole shareholder of E.H. Capital Management Ltd., which is the principal shareholder of Cape Town LLC, a company organized under the laws of the State of Delaware. Elie Horn is the president and controlling shareholder of Cyrela Brazil Realty S.A., and has more than 40 years of experience in construction and management of commercial buildings in São Paulo and Rio de Janeiro, Brazil, as well as in selling and leasing luxury and high-technology business offices, and finally, to a lesser extent, in the leasing and management of shopping malls. In recent years, Mr. Horn has also been involved in the development of residential condominiums. Mr. Horn previously served as a member of our board of directors, elected at the general shareholders’ meeting held on October 27, 2011, and retired from the board on July 3, 2012.

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

J.P. Morgan Chase Bank, N.A. entered into a total return and swap, involving 4,330,000 of our common shares (representing 7.44% of our capital stock), with Autonomy Master Fund Limited. J.P. Morgan Whitefriars Inc., acting on behalf of J.P. Morgan Chase Bank, N.A., acquired 4,330,000 of our common shares as a hedge for such transaction. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a former member of our board of directors. The swap transaction matures on January 26, 2016. Under the swap transaction, J.P. Morgan Whitefriars controls the sole power to vote and to dispose of the shares. J.P. Morgan Whitefriars is controlled by J.P. Morgan Chase & Co., a publicly-held company.

CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado

      CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado is a hedge fund based in Sao Paulo, Brazil.  HG Commodities FIM is managed by Hedge Alternative investments, a registered asset management company based in Sao Paulo Brasil with focus on commodities, equities and fixed income. The fund is managed by Mr. Marcelo Petto and has been a relevant shareholder of our capital stock since 2011.

Changes in Share Ownership

Sales of our Common Shares by Tradewinds Global Investors, LLC

On July 9, 2012, Tradewinds sold 2,966,100 of our common shares through the BM&FBOVESPA. Prior to the sale, Tradewinds held 6,369,700, or 10.9%, of our outstanding common shares. Immediately after the sale, it held 3,403,600, or 5.82%, of our outstanding common shares.

On August 22, 2012, Tradewinds sold 584,200 of our common shares through the BM&FBOVESPA. Prior to the sale, Tradewinds held 3,403,600, or 5.82%, of our outstanding common shares. Immediately after the sale, it held 2,819,400, or 4.83%, of our outstanding common shares.

Purchase and Sale of our Common Shares by Banco Fator

On April 15, 2013, Banco Fator bought 1,090,800 of our common shares through the BM&FBOVESPA. Prior to the acquisition, Fator held 1,995,700, or 3.42%, of our outstanding common shares. Immediately after the acquisition, it held 3,086,500, or 5.28%, of our outstanding common shares.

On February 14, 2014, Banco Fator S.A. sold 670,000 of our common shares through the BM&FBOVESPA. Prior to the sale, Banco Fator S.A. held 3,257,800, or 5.58%, of our outstanding common shares. Immediately after the sale, it held 2,587,800, or 4.43%, of our outstanding common shares.

Purchase of our Common Shares by CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado

On October 23, 2014, CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado bought 2,126,900 of our common shares through the BM&FBOVESPA. Prior to the acquisition, it held 870,500, or 1.49 % of our outstanding common shares. Immediately after the acquisition, it held 2,997,400, or 5.13%, of our outstanding common shares.

ADRs

On September 30, 2015, we had 9,545,364 shares representing ADRs, which were held in the United States by one holder of record.

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

We, our shareholders, our directors and officers, and the members of our fiscal council, when active, should submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the BM&FBOVESPA, the provisions of Brazilian corporate law, our bylaws, the rules of the National Monetary Council, or Conselho Monetário Nacional (“CMN”) and the Central Bank, the regulations of the Securities Commission, or Comissão de Valores Mobiliários (“CVM”), and the BM&FBOVESPA and other rules generally applicable to the Brazilian capital markets. Any such dispute should be settled by arbitration carried out before BM&FBOVESPA Arbitration Chamber.

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

Cresca is a company that invests in agricultural and cattle raising land in Paraguay. At the purchase date it owned approximately 70,000 hectares and a contract for the right to purchase approximately 71,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. The purchase of 61,000 hectares shall occur according to the contractual terms upon the payment of the purchase price by Cresca, when the owner of the land (the other investor in Cresca) shall transfer the ownership of the land. On July 9, 2014, 46,900 hectares were purchased, and the remaining 24,700 hectares were purchased on January 20, 2015.

On April 7, 2014, Cresca sold 24,624 of undeveloped hectares. After this transaction, Cresca owns 117,307 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

For more information, see Note 32 to the financial statements included in this Annual Report on Form 20-F.

C. Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2015, we were plaintiffs or defendants in 84 pending legal and administrative proceedings, of which 6 are environmental proceedings, 49 are labor proceedings, 8 are tax proceedings and 21 are civil proceedings.

As of June 30, 2015, we maintain total provisions of R$3.7 million corresponding to probable losses. We believe that our provisions for contingencies are sufficient to cover probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our counsels. Our provisions are currently allocated to our tax and labor proceedings and include a provision for labor claims in the amount of R$511 thousand, supported by the opinion external legal advisors to cover those claims filed by former employees and third party contractors. In most cases, the Company and its subsidiaries are vicariously liable for such claims, since the discussion involves possible rights between outsourcing companies and their former employees.

At June 30, 2015, the Company recorded provision for tax suits in the amount of R$3.2 million. The amount of R$3.0 million refers especially to the alleged levy of social security taxes on payments to the Company’s foreign members of the Board, and the balance of R$0.2 million refers to tax administrative proceedings under discussion, particularly involving the levy of ICMS on operations at Araucária Farm, State of Goiás. In March 2015, the Company considered that three of the five proceedings challenged by the Goiás State Finance Office had grounds, thus opting to pay the related tax amount. The contingency set up for these cases was reversed at June 30, 2015.

We do not expect probable losses to result from our civil, tax and criminal proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2015, we have identified the following material contingencies in view of the adverse effects that could eventually affect our activities and/or the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings involving amounts exceeding R$500 thousand).

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

We are co-defendants in an action for damages brought on March 14, 2013 by Liliana Marchio Silva, widow of Hailton Paz da Silva, who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013 and we are awaiting for a decision so that evidence can be presented by the parties. The total amount involved in the suit, as claimed by the plaintiff, is R$938.4 thousand and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Imobiliária Ceibo Ltda is a defendant in a real estate claim brought in November 2012 before the judicial district of Tasso Fragoso, State of Maranhão, by Alarico Pereira de Castro and his wife. The plaintiffs claim ownership of 313 hectares of land, allegedly held under the record No. 296 of the Real Estate Registry Office of Tasso Fragoso, claimed to be located within the perimeter of Fazenda Horizontina Leste I and II. Our defense was filed on February 15, 2013, affirming that (i) the record No. 296 held by the plaintiffs is null and (ii) Imobiliária Ceibo Ltda and its predecessors have exercised possession and domain for decades in the area claimed by the plaintiffs (which also supports a subsidiary defense thesis of adverse possession by Imobiliária Ceibo Ltda). We have entered into a settlement with the plaintiffs and the lawsuit was terminated in September 2014. We have not made any provision in connection with this proceeding.

In addition, our subsidiary Imobiliária Ceibo Ltda was a defendant in a lawsuit that seeked annulment of a legal act filed in February 2013 before the judicial district of Tasso Fragoso, State of Maranhão, by Romulo Chaves Molina and his wife. The plaintiffs claimed they owned 948 hectares of land, which would be superimposed on the Fazenda Horizontina Leste III. They also claimed that Fazenda Horizontina Leste I, II and III had their area increased after the georeferencing process in approximately 3,303 hectares without administrative approval. The trial court suspended title to the deeds of Fazenda Horizontina Leste I, II and III. In March 2013, the plaintiffs filed lawsuit seeking the (i) annulment of a certification by INCRA and (ii) the cancelation of the recorded deeds to Fazenda Horizontina Leste I, II and III. We have entered into a settlement with the plaintiffs and the lawsuit was terminated in December 2014.

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

Taxation Proceedings

On June 30, 2015, the Company, supported by the opinion of external legal advisors, recorded provision for tax contingencies in the amount of R$3.2 million. The amount of R$3.0 million refers particularly to the alleged incidence of social contributions on the payments made to foreign counselors of the Company, and the balance of R$0.2 million refers to tax administrative procedures challenging particularly matters related to the incidence of ICMS in operations at Araucária Farm, State of Goiás. These proceedings were assessed as probable losses and their amounts provisioned.

On June 30, 2015, the Company has judicial and administrative tax claims in the amount of R$9.3 million mainly related to proceedings whose merit is related to: (i) demonstration of noncompliance aiming to reform the decision order which has partially approved the credit of negative balance of income tax related to the 4th quarter of 2007 and, as a consequence, has not approved offsets carried out by the Company relating to such credits; (ii) Annulment action filed aiming to the annulment of tax credit related to monthly estimates of IRPJ and CSLL for the period of January 2012; (iii) Notice of infraction drafted aiming to the collection of tax credit related to ICMS levying on products exported by the Company; (iv) Notice of Infraction drafted aiming to the collection of tax credit; (v) Notice of Infraction drafted aiming to the collection of tax credit related to ICMS, in the total amount of R$198 thousand, to the understanding that the Company would not have reversed ICMS credit arising from the bookkeeping allegedly undue of credits related to the acquisition of assets for the Company’s fixed assets, since it would not have provided the preparation of CIAP book model “C”, related to the period from January 1 to December 31, 2012; (vi) Notice of Infraction drafted aiming to the collection of tax credit of ICMS, to the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of export, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods. These proceedings were assessed as possible losses and their amounts have not been provisioned.

Labor Proceedings

We are subject to an investigation by the public prosecutor of the Ministry of Labor of the State of Piaui for executing employment contracts with outsourced service providers. The investigation pertains to the validity of such contracts, which may be alleged to be invalid on the grounds that the activities performed constituted aspects of our core business, which under Brazilian law may not be outsourced to third-party service providers. The investigation began on April 26, 2011, since which date we have had two hearings with the public prosecutor. Upon conclusion of the investigation, the public prosecutor filed a public civil action against us. On June 9, 2015, we entered into a settlement with the public prosecutor under which we agreed to buy certain equipment to donate to a public hospital and we are prohibited from outsourcing the activities of manual roots removal, material windrowing, windrow burning and manual deforestation. We have already bought the equipment and are waiting for it to be delivered to the hospital.  We have not made any provision in connection with this investigation, since there is no specific monetary claim in connection thereto.

We are subject to an investigation by the public prosecutor of the Ministry of Labor of the State of São Paulo for executing employment contracts with outsourced service providers. The investigation pertains to the validity of such contracts, which may be alleged to be invalid on the grounds that the activities performed constituted aspects of our core business, which under Brazilian law may not be outsourced to third-party service providers. We have had two hearings with the public prosecutor. We await the conclusion of the investigation, upon which the public prosecutor may dismiss the case, propose the execution of a Conduct Adjustment Agreement or file a public civil action against us. We have not made any provision in connection with this investigation, since there is no specific monetary claim in connection thereto.

Environmental Proceedings

We are defendants in an environmental administrative claim filed on November 25, 2009 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (IBAMA) involving the total historical amount of R$3.2 million under the argument that we have deforested a permanent preservation area. The IBAMA notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013, we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to the placement of the court deposit, the payment of the fine is suspended until final judgment in the case. In June, 2015, is was enacted a favorable decision in first instance, decreasing the annulment of the infraction notice and cancellation of the fine. Considering there has been a favorable decision on a legal proceeding, our chances of loss have been reserved to remote.

Administrative Proceedings involving our Directors or Officers

In July 2010, the Superintendencia de Instituciones Financieras de Argentina, the “Argentine Central Bank,” initiated an administrative investigation against Banco Hipotecario S.A. Pursuant to Argentine regulations, all directors may be named in such a proceeding, and therefore such proceeding included Banco Hipotecario S.A.’s entire board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such investigation, the Argentine Central Bank alleged that Banco Hipotecario S.A. may have violated foreign exchange regulations as a result of its repurchase between February 2004 and June 2005 of certain of its bonds that remained outstanding after Banco Hipotecario S.A.’s 2004 debt restructuring. Violations of such foreign exchange regulations are potentially punishable with penalties and fines that can be significant. Once the Argentine Central Bank investigation is completed, if warranted, the matter could be referred to a special Argentine court for economic matters which could conduct a full trial and has the power to impose the aforementioned penalties and fines. In October 2010, Banco Hipotecario and the members of its board of directors filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Since August 2013, the trial period has been opened. Banco Hipotecario has submitted an appeal for the reversal of a resolution of the Argentine Central Bank pursuant to which certain evidences were not admitted. In December 2014, the judicial court decided to absolve Banco Hipotecario S.A. and the members of the board of directors of any liability. This decision was confirmed by the Court of Appeals on Economic Criminal Matters in July 2015.

In May 2011, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecario S.A. and its board of directors. Pursuant to Argentine regulations, all directors may be named in such a proceeding, and therefore such proceeding included Banco Hipotecario S.A.’s entire board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such proceeding, the Argentine Central Bank alleged that Banco Hipotecario S.A. had extended loans to the nonfinancial public sector without the previous authorization of the Argentine Central Bank, through an inadequate credit policy exceeding the limits of the apportionment of credit risk with respect to the nonfinancial public sector and, with respect to transactions with counterparties, excessive demands of assets in guarantee, insufficient minimum capital requirements, and objections with respect to accounting practices. In May 2011, Banco Hipotecario and the members of its board of directors filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. In October 2014, the Argentine Central Bank fined Banco Hipotecario S.A. in the amount of AR$ 4 million and the members of the board of directors in the total amount of AR$ 51.5 million (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors) . In November 2014, Banco Hipotecario S.A. submitted an appeal for the reversal of the decision. Since December 2014, the proceeding has been transferred to the judicial courts.

In April 2012, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecario, S.A. and its members of the board of directors. Pursuant to Argentine regulations, all directors may be named in such a proceeding, and therefore such proceeding included Banco Hipotecario S.A.’s entire board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such proceeding, the Argentine Central Bank alleged that Banco Hipotecario S.A. has acquired silver bars with funds from its Exchange General Position violating certain Argentine Central Bank regulations. In September 2012, Banco Hipotecario and the members of its board of directors filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. Since August 2014 the proceeding has been transferred to the judicial courts. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecario and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

In November 2012, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecario S.A. and the members of the board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors) alleging that Banco Hipotecario S.A. has not accomplished certain minimum rules of intern control established in Argentine Central Bank regulations. In February 2013, Banco Hipotecario S.A. filed with the Argentine Central Bank a response to the allegations, asking for dismissal of the proceedings. In October 2014, the Argentine Central Bank fined Banco Hipotecario S.A. in the amount of AR$112,000 and also fine the board members. Banco Hipotecario has submitted an appeal for the reversal of the decision. Since December 2014, the proceeding has been transferred to the judicial courts.

In February 2014, the Unit of Financial Information (Unidad de Información Financiera) of Argentina initiated a summary proceeding against Banco Hipotecario S.A. and the members of its board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors) alleging the violation of the provisions of Section 21 of Law No 25,246, as amended, and Resolution No. 228/2007 of the Unit of Financial Information, due to certain defaults detected by the Argentine Central Bank in the inspection of the organization and in internal controls implemented for the prevention of money-laundering derived from illegal activities. In March 2014, the relevant defenses and arguments were filed in support of the bank and the individuals subject to the summary proceeding. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecario and its directors have stated that based on similar cases resolved recently by the Summary Proceeding Division of the Unit of Financial Information, the outcome of this proceeding will probably be an administrative fine.

In August 2014, the Argentine Central Bank initiated an administrative investigation against Banco Hipotecario S.A. and its members of the board of directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors). In such proceeding, the Argentine Central Bank alleged that Banco Hipotecario S.A. has transferred currency abroad between August and October 2008 as guarantee of a swap transaction “CER Swap Linked to PG08 and External Debt” without the authorization of the Argentine Central Bank. Defenses and arguments have been filed in support of the bank and the individuals subject to the summary proceeding. In March 2015, the Argentine Central Bank set a deadline for the parties to produce evidence. Although the outcome of the proceeding remains unresolved at this time, Banco Hipotecario S.A. and its directors have stated that they consider the allegations of the Argentine Central Bank to be entirely without merit.

On August 11, 2015, Banco Hipotecario S.A. was notified of the Resolution No.76/15 adopted by the Unit of Financial Information (Unidad de Información Financiera) of Argentina which initiated a summary proceeding against Banco Hipotecario S.A. and the members of its Board of Directors (including, among others, Eduardo Elsztain and Saul Zang, members of our board of directors), and their compliance officer for an alleged infringement to section 21 a) of Law No.25,246 and to Resolution No.121/11 that establish the procedures to comply with know your client standards. As of the date of this annual report, the summary proceeding is still ongoing and no charge or indictment has been reached against any of the persons involved

Distributions to Shareholders

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

As of June 30, 2015, we had R$40.3 million available for the payment of dividends (without taking into consideration any reserves that may be used for this purpose).

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2015, we had R$8.5 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2015, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at the shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2015, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2015, we had R$80.7 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2015, we had no funds allocated to discretionary reserves.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes: (i) to offset losses that exceed the retained earnings and profit reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2015, we had R$2.3 million allocated to a capital reserve.

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

Dividends

The distribution of dividends in any given fiscal year is proposed by our executive officers (Diretoria) to the board of directors, which then submits a detailed proposal to the shareholders’ meeting. In preparing this proposal, the board of directors will take into account our business strategy, investment plans, financial condition and the recommendations of the fiscal council. The proposal for distribution of dividends is then submitted to our annual shareholders’ meeting, in which a majority of the voting shareholders is necessary to approve it. We may distribute additional dividends if so deemed adequate by our board of directors in view of our capital structure. Our board of directors may revise or modify our dividend policy at any time.

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

Payments of interest on shareholders’ equity to our shareholders, whether or not residing in Brazil, are subject to Brazilian withholding tax at the rate of 15.0%. A tax rate of 25.0% applies if the shareholder receiving such interest on shareholders’ equity resides at a Tax Haven Jurisdiction, which is defined under Brazilian tax laws as a country where income tax is not levied, or levied at a maximum rate lower than 17.0%, or where the local legislation does not allow access to information related to shareholding composition of legal entities or to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Interest on Shareholders’ Equity.”

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

Recent Dividend Payments

 The distribution of dividends for the year ended June 30, 2015 was approved at our shareholders’ meeting held on October 28, 2015, in the amount of R$80.7 million, or R$1.3977 (or US$0.3603) per share, excluding treasury shares. For the years ended June 30, 2014, 2012 and 2011, there was no distribution of dividends to our shareholders as our net income for the years ended June 30, 2011 and 2012 was used to absorb accumulated losses and we recorded a loss for the year ended June 30, 2014. The distribution of dividends for the year ended June 30, 2013 was approved at our shareholders’ meeting held on October 29, 2013, in the amount of R$5.9 million, or R$0.10 (or US$0.05) per share.

B. Significant Changes

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Annual Report.

ITEM 9—THE OFFER AND LISTING

A. Offer and listing details

Price History of our Common Shares and ADRs

Our common shares began trading on the Novo Mercado market segment of the BM&FBOVESPA on May 15, 2006 under the symbol AGRO3. The ISIN for our common shares is BRAGROACNOR7.

The following table shows the low and high trading prices of our common shares for the five most recent full financial years:

	BM&FBOVESPA
For the fiscal year ended June 30,	High	Low
	(in R$ per common share)
2011	11.50	8.25
2012	10.45	6.72
2013	11.63	9.45
2014	10.44	6.86
2015	11.19	6.91

Source:    Bloomberg

The following table shows the low and high trading prices of our common shares for each calendar quarter since July 1, 2013:

	BM&FBOVESPA
Three-month calendar period ended	High	Low
	(in R$ per common share)

September 30, 2013	11.35	9.07
December 31, 2013	10.23	9.30
March 31, 2014	9.50	7.75
June 30, 2014	10.39	8.40
September 30, 2014	10.00	9.06
December 31, 2014	9.29	6.86
March 31, 2015	9.07	8.20
June 30, 2015	11.80	8.60
September 30, 2015	11.49	10.26

Source:    Bloomberg

The following table shows the low and high trading prices of our common shares for each month indicated below:

	BM&FBOVESPA
One-month calendar period	High	Low
	(in R$ per common share)
April 2015	9.38	8.60
May 2015	10.10	9.20
June 2015	11.80	10.06
July 2015	11.40	10.73
August 2015	11.30	10.26
September 2015	11.49	10.36
October 2015 (through October 20, 2015)	13.15	12.78

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

The following table shows the low and high trading prices of our ADRs for each financial year since our ADRs were listed on the NYSE:

	NYSE
For the fiscal year ended June 30,	High	Low
	(in US$ per ADR)
2013 (since November 8, 2012)	4.90	4.40
2014	5.47	3.84
2015	4.40	2.60

Source:    Bloomberg

The following table shows the low and high trading prices of our ADRs since July 1, 2013:

	NYSE
Three-month calendar period ended	High	Low
	(in US$ per ADR)
September 30, 2013	5.01	3.84
December 31, 2013	4.95	3.96
March 31, 2014	4.09	3.24
June 30, 2014	4.67	3.75
September 30, 2014	4.38	3.75
December 31, 2014	4.02	2.65
March 31, 2015	3.69	2.60
June 30, 2015	3.75	2.67
September 30, 2015	3.93	2.70

Source:    Bloomberg

The following table shows the low and high trading prices of our ADRs for each month indicated below:

	NYSE
One-month period	High	Low
	(in US$ per ADR)
April 2015	3.28	2.67
May 2015	3.38	2.83
June 2015	3.75	3.00
July 2015	3.56	3.13
August 2015	3.93	2.94
September 2015	3.13	2.70
October 2015 (through October 20, 2015)	3.34	3.28

Source:    Bloomberg

As of June 30, 2015, we had 9,535,464 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

Investments in our Common Shares by Non-residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 4,373 and CVM Instruction 325.

With certain limited exceptions, Resolution No. 4,373 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a Brazilian stock, futures or organized OTC market. Investments and remittances outside Brazil of gains, dividends, profits or other payments derived from our common shares are made through the foreign exchange market.

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

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

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized OTC markets licensed by the CVM.

Foreign direct investors under Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131, may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

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

Trading on the BM&FBOVESPA

BM&FBOVESPA concentrates all trading activities of shares and commodities in Brazil. Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. on an electronic trading system called Megabolsa. Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional broker dealers and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2.2 trillion (US$843.3 billion) at December 31, 2014 and an average daily trading volume of R$79.6 billion (US$29.9 billion) for 2014. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$20.2 trillion at December 31, 2014 and the NYSE recorded an average daily trading volume of US$40.5 billion for 2014. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 60% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2014. The ten most widely traded stocks in terms of trading volume accounted for approximately 49.5 % of all shares traded on the BM&FBOVESPA in 2014. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

Capital Stock

As of the date hereof, we have 58,226,600 common shares issued and outstanding, representing a book value of R$584.2 million. Our board of directors is authorized under our bylaws to issue a number of shares representing a book value of up to R$3.0 billion without shareholder approval.

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

On October 20 and December 23, 2010, Cresud executed with Tarpon an addendum to the Share Purchase Agreement dated April 28, 2010, under which Cresud acquired, directly and indirectly, 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of its outstanding common stock and 64,000 First Issue Warrants and 64,000 Second Issue Warrants. Consequently, Cresud paid R$25.2 million on October 20, 2010, R$50.8 million on December 23, 2010 and R$52.5 million on April 27, 2011. Consequently, immediately after this transaction, Cresud held 20,883,916 shares, or 35.75% of BrasilAgro’s capital stock, and Cresud owned, directly and indirectly, 168,902 First Issue Warrants and 168,902 Second Issue Warrants, and therefore Tarpon no longer held any securities of ours.

 On February 4, 2011, our shareholders approved an increase in authorized capital of R$1.5 billion, from R$1.5 billion to R$3.0 billion, in order to fund future growth.

On January 27, 2015, we canceled 195,800 common shares held in treasury. The shares were acquired through the Company’s common share buyback program, as approved by the Board of Directors meeting held on September 2, 2013.

On June 25, 2015, we approved the buyback program of common shares up to the limit of 698,310 common shares, not exceeding the balance of profits reserve available, included in our balance sheet on March 30, 2015.

On September 3, 2015, we approved changes in the buyback program as of June 25, 2015, increasing the limit from 698,310 to 3,491,550 common shares, not exceeding the balance of profits reserve available, included in our balance sheet on June 30, 2015.

During the fiscal year ended June 30, 2015, we acquired 20,000 common shares under the share buyback program, which account for 0.03% of our outstanding shares (excluding the shares held by the controlling shareholder).

As of June 30, 2015, our fully paid capital stock was R$584. 2 million, divided into 58,226,600 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting. We do not hold treasury stock. The Novo Mercado Participation Agreement precludes us from issuing preferred stock or participation certificates (partes beneficiárias) in any future capital increases. As of the date of this Annual Report, our controlling shareholder Cresud holds 39.76% of our capital stock. See “Item 7—Major Shareholders and Related Party Transactions”.

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

Our bylaws require that our board of directors be composed of five to nine directors. Currently, our board of directors is composed of nine members, of which four are independent directors under the Novo Mercado listing rules, unrelated to our principal shareholders or to us. Our board members are elected by our shareholders at the annual shareholders’ meeting, for a period of two consecutive years, with the possibility of reelection.

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

Our bylaws require that we have two to six executive officers. At the date of this Annual Report, we had three executive officers. They are elected by our directors for a period of one year, with the possibility of reelection. Pursuant to Brazilian corporate law, executive officers must be residents of Brazil, but do not need to be shareholders.

Pursuant to our bylaws, our fiscal council is permanent. The fiscal council’s members are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be composed of three to five effective members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be convened to approve the management accounts and financial statements for the fiscal year ending on June 30, 2016.

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

In issuer, any controlling shareholders, directors, officers and other members of management are prohibited from trading in any securities issued by our company or derivatives related to such securities, if (i) they are in possession of material information regarding our business, and such information has not been publicly disclosed; (ii) a transaction is pending for the acquisition or sale of shares of our capital stock, by our company, subsidiaries or affiliates, or an option or mandate has been granted in connection with any of such transactions; or (iii) our company intends to participate in a merger, consolidation or corporate reorganization, or to spin-off assets or change into a different form of legal entity; and (iv) such trading activity would take place in the 15-day period prior to the filing of our quarterly financial statements (ITR) or annual financial statements (DFP) with the CVM.

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

Information Required by the CVM

Brazilian corporate law, securities regulations of the CVM and the rules for listing on the Novo Mercado require that publicly held corporations file the following periodic information with the CVM and the BM&FBOVESPA:

•         financial statements prepared in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”) and related management and auditors’ reports, within three months from the end of the fiscal year or on the date on which they are published or made available to our shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing relevant financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•         notices, filed on the same date as their publication, of our annual shareholders’ meeting;

•         a summary of the decisions made at annual shareholders’ meetings, filed on the day following the meeting;

•         a copy of the minutes of the annual shareholders’ meeting, filed within ten days from the date the meeting is held;

•         ITR, a quarterly report on a standard form containing our relevant quarterly corporate, business and financial information, together with a special review report issued by our independent auditor, filed within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to shareholders or third parties, whichever occurs first;

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

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2015, the exercise price of the First Series Warrants was R$16.72 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of September 30, 2015, the holders of our First Series Warrants are:

Holder	Number	%
Agro Managers	4,364	1.70
Cape Town LLC	64,000	25.00
Cresud	177,004	69.14
Others	10,632	4.15

Total	256,000	100

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

Characteristics of the Common Shares for Subscription

The shares to be acquired under the Second Series Warrants will be entitled to the same rights granted to our other shares.

Holders of Second Series Warrants

As of the date of this Annual Report, the holders of our Second Series Warrants are:

Holder	Number	%
Agro Managers	4,364	1.70
Cape Town LLC	64,000	25.00
Cresud	177,004	69.14
Others	10,632	4.15

Total	256,000	100

Adjustment in the Event of a Corporate Restructuring

In the event of any corporate restructuring or similar action, apart from such events mentioned above and which may have an impact on or represent a reduction of the rights of the holders of the First Series Warrants or the Second Series Warrants, it is stipulated in the meeting of our board of directors held on March 15, 2006 that we shall use our best efforts to negotiate with the holders of the First Series Warrants and Second Series Warrants, as appropriate, to set forth new exercise conditions, seeking to preserve the rights originally granted to the holders of such warrants, their economic and corporate value, the amount of underlying shares and their exercise price. For the purpose of such negotiation, decisions by the holders of the warrants shall be determined through a majority vote, and the holders of the First Series Warrants and the Second Series Warrants shall negotiate and vote separately. Any disputes will be submitted to the Arbitration Chamber of the BM&FBOVESPA (Câmara de Arbitragem do Mercado) pursuant to our bylaws.

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

Investments in our common shares by (I) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (II) a non-Brazilian holder who is registered with the CVM under Resolution No. 4,373, or (III) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares. The registered capital per common share purchased in the form of an American Depositary Security, or ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of a Common ADS will be the U.S. dollar equivalent of (1) the average price of a common share on the BM&FBOVESPA on the day of withdrawal, or (2) if no common shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on the relevant dates.

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

Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 4,373 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 4,373 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 4,373 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a Tax Haven Jurisdiction. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

In the event that a holder of ADSs exchanges those ADSs for the underlying common shares or preferred shares, the holder must:

•         sell those shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our preferred shares;

•         convert its investment in those shares into a foreign portfolio investment under Resolution No. 4,373; or

•         convert its investment in those shares into a direct foreign investment under Law No. 4,131.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 4,373.

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

If a holder of ADSs wishes to convert its investment in our shares into either a foreign portfolio investment under Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for the underlying common shares or preferred shares. A non-Brazilian holder of common shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such common shares or preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a Tax Haven Jurisdiction or is not an investor registered under Resolution No. 4,373, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

Resolution 4,373

On September 29, 2014, the CMN issued Resolution No. 4,373, which provides for the new mechanism for non-resident investments in the Brazilian financial and capital markets. Resolution No. 4,373 became effective on March 30, 2015. Resolution No. 4,373 was the prior mechanism for that and its provisions were significantly the same as the ones described below

All investments made by a non-Brazilian investor under Resolution No. 4,373 are subject to an electronic registration with the Central Bank. This registration permits non-Brazilian investors to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil.

Under Resolution No. 4,373, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Resolution No. 4,373, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 4,373, non-Brazilian investors must:

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

The securities and other financial assets held by a non-Brazilian investor pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities held under Resolution No. 4,373 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Resolution No. 4,373 are prohibited, except for transfers resulting from a corporate reorganization effected abroad by a non-Brazilian investor, or occurring upon the death of an investor by operation of law or will.

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

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•         exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4,373 (a “4,373 Holder”), and (2) is not a resident in a country or location which is defined as a Tax Haven Jurisdiction for those purposes; or

•         subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not a Tax Haven Jurisdiction resident; or by (B) a Non-Resident Holder that (1) is a 4,373 Holder, and (2) is a Tax Haven Jurisdiction resident. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e. a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; and

•         subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 4,373 Holder, and is a Tax Haven Jurisdiction resident for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

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

The deposit of our common shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to income tax withholding at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident Holder that is a 4,373 Holder and is not a resident in a Tax Haven Jurisdiction for this purpose. The availability of these arguments to any specific holder of our common shares will depend on the circumstances of such holder. Prospective holders of our common shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares in exchange for ADSs.

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

Interpretation of the Discussion on the Definition of “Tax Haven Jurisdictions”

On November 28, 2014 Brazilian tax authorities enacted Normative Instruction No. 488 listing (i) the countries and jurisdictions considered Tax Haven Jurisdictions (countries and jurisdictions that do not tax income or tax it at a rate below 17% or where the local legislation does not allow access to information related to the shareholding composition of legal entities or to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents), and (ii) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source.

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

Based on the composition of our income and assets, including goodwill, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our most recent taxable year. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares or ADSs, you will be subject to special tax rules discussed below for that year and for each subsequent year in which you hold the common shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a “Purging Election”) to recognize gain in the manner described below as if your common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your common shares or ADSs for purposes of the PFIC rules. After the Purging Election, your common shares or ADSs with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of this election, and whether making the election would be advisable in your particular circumstances.

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

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding common shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

You generally will recognize taxable gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs equal to the difference between the amount realized on the sale, exchange or other taxable disposition of such common shares or ADSs and your adjusted tax basis in such common shares or ADSs. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss.  Capital gains or losses will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the Exchange Act, which requires that we file periodic reports and other information with the SEC. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports on Form 6-K.

Our reports and other information filed by us with the SEC may be inspected and copied by the public at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and are also available on the website of the SEC at http://www.sec.gov.

We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and our audited consolidated financial statements prepared in accordance with IFRS, and our Annual Report on Form 20-F. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives.

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

Foreign Exchange Risks

Certain of our income is linked to the exchange rate between the real and the U.S. dollar, and consequently our revenue are impacted by foreign exchange fluctuations. Certain of our commodities, such as soybean, may be priced in reais or in U.S. dollars. In addition, certain of the inputs necessary for farming production, such as chemicals, pesticides and fertilizers, may be priced in or based on the U.S. dollar. In order to reduce the impact on revenue, we seek to limit our foreign exchange exposure to 5% of our total expected revenue from commodities typically priced in U.S. dollars.

On June 30, 2015, we had a long position in U.S. dollars in the amount of US$13.9 million. The result of a hypothetical devaluation of 10% of the real in relation to the dollar would generate a profit before taxes of R$4.5 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2015 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$4.6 thousand monthly.

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

On June 30, 2015, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 988.8 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2015, we believe that a hypothetical decrease of 10% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$8.1 million.

Risk Management and Hedging Policies

We are exposed to risks derived from commodity price variations for such products as soybean, corn, sugarcane, rice and sorghum, as well as foreign-exchange variations. We hedge our exposure to commodity price risks for our transactions through over-the-counter instruments and maintain our exposures within pre-established limits. Such financial instruments include (i) commodity price and exchange rate swap contracts; (ii) currency contracts that provide a fixed exchange rate in Reais for our dollar-denominated receivables and chargeables; (iii) commodity futures contracts for soybean, corn and ethanol that allow us to buy or sell commodities at predetermined prices; and (v) options contracts that allow us to acquire the right to buy or sell an asset at a preset price by a certain date. Since these transactions are normally made in U.S. dollars, we hedge our exposure to foreign-exchange risks by entering into contracts with fixed exchange rates. We have set our limit of foreign-exchange exposure to 5% of the total revenue expected from the sale of each commodity produced by us.

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

8. Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. For the year ended June 30, 2015, the annual fee for depositary services was charged to holders of ADSs.

For the year ended June 30, 2015, pursuant to a letter agreement between our company and the depositary, U$21.5 thousand was reimbursed by the depositary to us in connection with investor relations expenses and listing fees.

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

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2015, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2015, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2015. Based on this assessment, management has concluded that, as of June 30, 2015, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

C. Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm. We will only be required to include this report once we become a large accelerated filer or otherwise cease to be an emerging growth company.

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

For the purposes of the Sarbanes-Oxley Act, our board of directors established a fiscal council (“Fiscal Council”), which convenes at least quarterly, and as often as it determines is appropriate to carry out its responsibilities. This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors during such process, focusing particularly on compliance with legal requirements and accounting standards. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our board of directors.

Our board of directors has determined that Débora de Souza Morsch, a member of the Company’s Fiscal Council, is a “financial expert,” as such term is defined in the SEC rules. Mrs. Morsch is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mrs. Morsch is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees—Board Practices” for information regarding the experience of [Mrs. Morsch].

ITEM 16B—CODE OF ETHICS

Under Section 303A.10 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar requirement under Brazilian law, and we have adopted a code of ethics that applies to our officers and employees.

Our code of ethics, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website www.brasil-agro.com. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2015, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the hiring of our independent auditors to provide audit and permissible non-audit services, and associated fees. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2015 and 2014.

	Year Ended June 30,
	2015	2014
	(in thousand of Reais)
Audit fees(1)	817.1	1,099.7
Audit-related fees(2)	237.0	189.4
Tax fees	—	—
All other fees(3)	177.4	47.6

Total fees	1,231.5	1,336.7

(1) Audit fees in fiscal years 2015 and 2014 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements including reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
           (2) Audit-related fees in fiscal years 2015 and 2014 were the fees billed by Ernst & Young Auditores Independentes S.S. for the interoffice reports issued regarding: (1) the audit of the consolidated reporting package and internal controls of Brasilagro for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to the Brasilagro’s consolidation process within Cresud consolidated financial statements.
          (3) All other fees billed by Ernst & Young Auditores Independentes S.S. in 2015 and 2014 are in regards of (1) the review of the Company's ICFR matrices and (2) the agreed upon procedures for the filing process of Brasilagro’s financial statements in the Argentinean stock market.

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

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In establishing a permanent Fiscal Council, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements.

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

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies him as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is similar to a system having an audit committee functioning as a committee of its Board of Directors, the main difference being that the Fiscal Council does not have authority to appoint our independent auditors. This authority lies with the Company’s board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian corporate law. For a further discussion of our Fiscal Council, see “Item 6—Directors, Senior Management and Employees—Board Practices—Fiscal Council.”

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 2, 2013, we approved a buyback program of common shares up to the limit of 3,511,130 common shares, not exceeding the balance of profits reserve available, included in our balance sheet on June 30, 2013. This program was terminated in September 2014.

During the year ended June 30, 2014, we acquired 195,800 common shares under our share buyback program, which account for 0.34% of our outstanding shares (excluding the shares held by the controlling shareholder). On January 27, 2015, we canceled such 195,800 common shares held in treasury.

On June 25, 2015, we approved a new buyback program of common shares up to the limit of 698,310 common shares, not exceeding the balance of profits reserve available, included in our balance sheet on March 30, 2015.

During the year ended June 30, 2015, we acquired 20,000 common shares under our share buyback program, which account for 0.03% of our shares outstanding (excluding the shares held by the controlling shareholder).

The table below shows information about the shares purchased and the shares that may yet be purchased under our share buyback programs in June 2015 when our new buyback program was approved. There was no share repurchase between July 1, 2014 and May 31, 2015.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	( c ) Total Number of Shares Purchased as Part of the Publicly Announced Programs	(d) Maximum Number of Shares that May Yet be Purchased Under the Programs
June 2015	20,000	R$ 11.16	20,000	678,310
Total	20,000	R$ 11.16	20,000	678,310

                On September 3, 2015, we approved changes in our buyback program in order to increase the limit from 698,310 to 3,491,550 common shares, not exceeding the balance of profits reserve available, included in our balance sheet on June 30, 2015.  As of September 30, 2015, we had purchased additional 546,700 shares of our capital stock under the buyback program.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G—CORPORATE GOVERNANCE

Under Section 303A.11 of the NYSE Listed Company Manual and Item 16G of the Form 20-F, we are required to disclose any significant differences in our corporate governance practices from those required to be followed by U.S. companies under the NYSE listing standards. We have summarized these significant differences below.

We are permitted to follow practices in Brazil in lieu of the provisions of the NYSE corporate governance standards, except that we are required to have a qualifying audit committee under Section 303A.06 of the NYSE Listed Company Manual or avail ourselves of an appropriate exemption. As a foreign private issuer, we have modified our fiscal council in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6—Directors, Senior Management and Employees—Board Practices—Fiscal Council.” In addition, our chief executive officer is obligated, under Section 303A.12(b) of the NYSE Listed Company Manual, to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards. We are also required under Section 303A.12(c) of the NYSE Listed Company Manual to submit an annual written affirmation of compliance with applicable provisions of the rules and, under certain circumstances, an interim written affirmation of compliance.

Majority of Independent Directors

Under Section 303A.01 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must have a majority of directors that meet the independence requirements of the NYSE. Under the Novo Mercado rules, at least 20% of our directors must be independent for purposes of those rules, and a majority of our directors currently meet that standard.

Separate Meetings of Non-Management Directors

Under Section 303A.03 of the NYSE Listed Company Manual, the non-management directors of each U.S. company listed on the NYSE must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under Brazilian rules, but in any event, all members of our board are non-executive directors. Our independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

Under Section 303A.04 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must have a nominating/corporate governance committee composed entirely of directors that meet the independence requirements of the NYSE. We are not required to have such a committee under Brazilian law, and accordingly, do not have one.

Compensation Committee

Under Section 303A.05 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must have a compensation committee composed entirely of directors that meet the independence requirements of the NYSE (including additional requirements applicable to compensation committee members). We are not required to have such a committee under Brazilian law. However, the Company established a Compensation Committee on March 1, 2012. See “Item 6—Directors, Senior Management and Employees”.

The NYSE also requires (1) listed companies to grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser, to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company and (3)  the compensation committee to assess the independence of any compensation adviser, other than the listed company’s in-house legal counsel. The NYSE’s listing standards permit foreign private issuers to follow home country practice and disclose the differences between their home country practices and those required of U.S. listed companies. We avail ourselves of this exemption and continue our current compensation practices in accordance with the Brazilian corporate law and Brazilian practice.

Audit Committee

Under Section 303A.06 of the NYSE Listed Company Manual and the requirements of Rule 10A-3 of the SEC, each U.S. company listed on the NYSE is required to have an audit committee consisting of members that comply with the requirements of Rule 10A-3 and that meet the independent requirements of the NYSE. In addition, the audit committee must have a written charter compliant with the requirements of Section 303.A.07(b) of the NYSE Listed Company Manual, and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “Item 16D—Exemptions from the Listing Standards for Audit Committees,” which explains how our Fiscal Council differs from an audit committee for a U.S. listed company and is incorporated herein by reference.

Internal Audit Function

Under Section 303A.07(c) of the NYSE Listed Company Manual, each listed company must have an internal audit function. We do not have a similar requirement under Brazilian rules and, therefore, do not have internal auditors.

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards described under “Item 9. The Offer and Listing-C. Markets-São Paulo Stock Exchange Corporate Governance Standards.”

Further information concerning our corporate governance practices and applicable Brazilian law is available on our website (www.brasil-agro.com). Information on our website is not incorporated by reference in this annual report.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description

1.1	Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to Report on Form 6-K, submitted on December 13, 2012, SEC File No. 001-35723)

2.1

Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F, filed October 31, 2012, SEC File No. 001-35723)

4.1

Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.2

Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.3

First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.4

Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.5

Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.6

Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F, filed on October 31, 2013, SEC File No. 001-35723)

4.7

Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F, filed on October 31, 2013, SEC File No. 001-35723)

4.8

Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

Exhibit Number	Description

4.9

First Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.10

Second Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.11

Third Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F, filed on October 31, 2012, SEC File No. 001-35723)

4.12

Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F, filed on October 31, 2013, SEC File No. 001-35723)

4.13

Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and ETH Bioenergia, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F, filed on October 31, 2013, SEC File No. 001-35723)

4.14

Stock Purchase Agreement made as of December 12th, 2013, by and between Agrotech S.A. and BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F, filed on October 31, 2014, SEC File No. 001-35723)

4.15

Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F, filed on October 31, 2014, SEC File No. 001-35723)

4.16

Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F, filed on October 31, 2014, SEC File No. 001-35723)

4.17

Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of May 19, 2015, by and between Imobiliária Cremaq Ltda., BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Zmacq 3 Agropecuária Ltda. And Cremaq Agropecuária Ltda. (unofficial English translation)

4.18

Summary translation of private instrument for regulation of rights and obligations between Brenco – Companhia Brasileira de Energia Renovável and Brasilagro – Companhia Brasileira de Propriedades Agrícolas

4.19	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and Brasilagro – Companhia Brasileira de Propriedades Agrícolas

4.20	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and Brasilagro – Companhia Brasileira de Propriedades Agrícolas

8.01	List of subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Administrative Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Administrative Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

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

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Date: October 30, 2015

/s/ JULIO CESAR DE TOLEDO PIZA NETO
Name: Julio Cesar de Toledo Piza Neto
Title: Chief Executive Officer and Investor Relations Officer

/s/ GUSTAVO JAVIER LOPEZ
Name: Gustavo Javier Lopez
Title: Chief Administrative Officer

Financial Statements

BrasilAgro - Companhia Brasileira

de Propriedades Agrícolas

June 30, 2015

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial Statements

June 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

We have audited the accompanying consolidated balance sheets of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the “Company”) and subsidiaries as of June 30, 2015 and 2014, and the consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended June 30, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and subsidiaries at June 30, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2015, in conformity with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board - IASB.

São Paulo, Brazil, October 30, 2015

ERNST & YOUNG
Auditores Independentes S.S.

Marcos Alexandre S. Pupo
Partner

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated balance sheets

June 30, 2015 and 2014

(In thousands of reais, except if stated otherwise)

	Notes	2015	2014
Assets
Current
Cash and cash equivalents	5.1	75,620	86,745
Marketable securities	5.2	273,258	21,532
Trade accounts receivable	7	46,028	65,010
Inventories	9	32,225	40,210
Biological assets	10	1,624	1,421
Recoverable taxes	8	5,412	3,749
Derivative financial instruments	6	13,498	18,255
Transactions with related parties	32	856	723
Other assets		316	442
		448,837	238,087
Noncurrent assets
Biological assets	10	29,245	31,202
Restricted marketable securities	11	1,468	13,782
Recoverable taxes	8	24,602	29,849
Deferred taxes	20	43,137	43,554
Derivative financial instruments	6	408	63
Trade accounts receivable	7	22,802	37,453
Investment properties	12	288,347	334,803
Receivables from related parties	32	39,060	26,068
Judicial deposits	30	5,811	4,644
Investments in unquoted equity instruments	13	99,729	50,369
Property, plant and equipment	15	10,602	13,542
Intangible assets	14	3,792	4,966
		569,003	590,295
Total assets		1,017,840	828,382

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated balance sheets

June 30, 2015 and 2014

(In thousands of reais, except if stated otherwise)

	Notes	2015	2014
Liabilities and equity
Current liabilities
Trade accounts payable	17	5,545	8,158
Loans and financing	18	50,900	62,253
Labor obligations		11,215	8,730
Taxes payable	19	23,377	6,501
Dividends payable	32.b	40,358	25
Derivative financial instruments	6	5,655	204
Payables for purchase of farms	16	48,840	44,820
Transactions with related parties	32	480	33,237
Onerous contracts		—	579
Advances from customers		8,147	15,038
Other liabilities	1.1	4,504	—
		199,021	179,545
Noncurrent liabilities
Loans and financing	18	59,179	57,909
Taxes payable	19	1,508	2,482
Derivative financial instruments	6	1,670	—
Provision for legal claims	30	3,684	3,573
Other liabilities		672	967
		66,713	64,931
Total liabilities		265,734	244,476
Equity
Capital	21	584,224	584,224
Capital reserve	21	2,349	4,201
Treasury shares	21	(224)	(1,934)
Income reserves	21	89,156	—
Other comprehensive income	21	36,268	8,403
Additional dividends proposed	21	40,333	—
Accumulated losses	21	—	(10,988)
Total equity		752,106	583,906
Total liabilities and equity		1,017,840	828,382

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of operations

Year ended June 30, 2015, 2014 and 2013

(In thousands of reais, except if stated otherwise)

	Notes	2015	2014	2013
Net revenue	23	174,351	131,314	185,647
Gain on sale of farms	7.f	193,464	21,845	54,815
Changes in fair value of biological assets and agricultural products	9.1	9,788	1,092	2,289
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	10	(3,038)	(2,043)	1,659
Cost of sales	24	(170,489)	(138,535)	(170,643)

Gross profit		204,076	13,673	73,767
Selling expenses	24	(9,006)	(10,239)	(14,028)
General and administrative expenses	24	(29,360)	(30,378)	(29,233)
Other operating income (expenses), net	26	(3,422)	285	(3,539)
Equity pick up	13	(4,355)	(704)	—

Operating income (loss)		157,933	(27,363)	26,967
Financial income (expenses), net
Financial income	27	122,552	40,051	38,000
Financial expenses	27	(89,914)	(41,611)	(38,591)

Profit (loss) before income and social contribution taxes		190,571	(28,923)	26,376
Income and social contribution taxes	28	(9,761)	15,561	2,351

Profit (loss) for the year		180,810	(13,362)	28,727

Basic earnings (loss) per share-in reais	29	3.10	(0.23)	0.49

Diluted earnings (loss) per share-in reais	29	3.10	(0.23)	0.49

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of other comprehensive income (loss)

Year ended June 30, 2015, 2014 and 2013

(In thousands of reais, except if stated otherwise)

	2015	2014	2013
Profit (loss) for the year	180,810	(13,362)	28,727
Other comprehensive income (loss) to be reclassified to statement of operation for the year in subsequent periods:
Currency translation adjustment from investment in joint venture (Note 13.a)	27,865	(3,335)	—

Total comprehensive income (loss) for the year	208,675	(16,697)	28,727

See accompanying notes.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Year ended June 30, 2015, 2014 and 2013

(In thousands of reais, except if stated otherwise)

	Attributable to equity holders of the parent
					Income Reserves
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for Investment and expansion	Additional dividends proposed	Other reserve	Accumulated losses	Total Equity
At June 30, 2012		584,224	2,134	—	—	—	—	(6,920)	(20,470)	558,968
Profit for the year	21.e	—	—	—	—	—	—	—	28,727	28,727
Share-based payment	25	—	1,251	—	—	—	—	—	—	1,251
Set-up of legal reserve	21.e	—	—	—	413	—	—	—	(413)	—
Mandatory dividends	21.e	—	—	—	—	—	—	—	(1,961)	(1,961)
Proposed dividends	21.e	—	—	—	—	—	3,922	—	(3,922)	—
Set-up of reserve for reinvestment and expansion	21.e	—	—	—	—	1,961	—	—	(1,961)	—

At June 30, 2013		584,224	3,385	—	413	1,961	3,922	(6,920)	—	586,985
Loss for the year	21.e	—	—	—	—	—	—	—	(13,362)	(13,362)
Absorption of loss	21.e	—	—	—	(413)	(1,961)	—	—	2,374	—
Share-based payment	25	—	816	—	—	—	—	—	—	816
Treasury stock acquired	21.g	—	—	(1,934)	—	—	—	—	—	(1,934)
Dividends paid	21.e	—	—	—	—	—	(3,922)	—	—	(3,922)
Currency translation adjustment from investment in joint venture	21.f	—	—	—	—	—	—	(3,335)	—	(3,335)
Gain from bargain purchase – Cresca	21.f	—	—	—	—	—	—	18,658	—	18,658

At June 30, 2014		584,224	4,201	(1,934)	—	—	—	8,403	(10,988)	583,906
Profit for the year	21.e	—	—	—	—	—	—	—	180,810	180,810
Share-based payment	25	—	82	—	—	—	—	—	—	82
Treasury stock acquired	21.g	—	—	(224)	—	—	—	—	—	(224)
Cancellation of treasury stock	21.e	—	(1,934)	1,934	—	—	—	—	—	—
Constitution of legal reserve	21.e	—	—	—	8,491	—	—	—	(8,491)	—
Minimum mandatory dividends	21.e	—	—	—	—	—	—	—	(40,333)	(40,333)
Additional dividends proposed	21.e	—	—	—	—	—	40,333	—	(40,333)	—
Constitution of reserve for investment and expansion	21.e	—	—	—	—	80,665	—	—	(80,665)	—
Currency translation adjustment from investment in joint venture	21.f	—	—	—	—	—	—	27,865	—	27,865

At June 30, 2015		584,224	2,349	(224)	8,491	80,665	40,333	36,268	—	752,106

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated Statements of cash flows

Year ended June 30, 2015, 2014 and 2013

(In thousands of  reais, except if stated otherwise)

	Notes	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the year		180,810	(13,362)	28,727

Adjustments to reconcile profit (loss) for the year
Depreciation and amortization	24	22,222	21,431	27,997
Gain on sale of farm	22	(193,464)	(21,845)	(54,815)
Share based compensation plan	25	82	816	1,251
Residual value of property, plant and equipment and intangible assets disposed	14 and 15	2,409	830	2,061
Write-off of capitalized cost in investment properties	12 and 1.1	(1,405)	2,098	—
Equity pick-up	13.a	4,355	704	—
Unrealized (gain) loss on derivatives, net	27	5,335	(1,116)	(11,659)
Unrealized foreign exchange, monetary variation and financial charges, net	27	(3,615)	180	4,383
(Gain) on remeasurement of receivables from sale of farms, net	27	(18,296)	(4,965)	(6,981)
Deferred income and social contribution taxes	28	417	(18,338)	(10,258)
(Gains) losses arising from changes in fair value of biological assets and agricultural products	10	(9,788)	(1,092)	(2,289)
Impairment (reversal of impairment) of net realizable value of agricultural products, net	9.1	3,038	2,043	(1,659)
Allowance for doubtful accounts	24	(2,731)	525	490
Onerous contracts	24	(579)	579	—
Provision for legal claims	26	111	(1,229)	3,619
Loss from investments	13.a	53	—	—

		(11,046)	(32,741)	(19,133)

Change in working capital
Trade accounts receivable		12,296	65,235	(48,751)
Inventories		6,756	(14,072)	43,417
Biological assets		5,627	1,337	(10,334)
Recoverable taxes		4,570	882	(516)
Derivative financial instruments		5,893	(1,971)	(15,520)
Other receivables		(482)	(2,866)	(1,246)
Trade accounts payable		(4,516)	(237)	3,718
Related parties		(36,767)	(5,557)	—
Taxes payable		(11,317)	—	2,321
Income taxes and social contribution payable		18,512	(366)	—
Labor obligations		2,485	(22)	1,316
Advance from customers		(2,891)	12,914	(2,366)
Other liabilities		(295)	344	622

Net cash flows from (used in) operating activities		(11,175)	22,880	(46,472)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	14 and 15	(1,800)	(2,413)	(3,383)
Cash paid on subsequent expenditures on investment properties	12	(30,629)	(20,859)	(24,957)
Redemption of (investment in) marketable securities		(27,482)	1,222	(4,035)
Capital increase in joint venture		(25,903)	(14,463)	—
Acquisition of joint venture Cresca		—	(8,592)	—
Cash received from sales of farms and assets		105,766	35,255	86,460

Net cash flows from (used in) investing activities		19,952	(9,850)	54,085

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of installments of financed acquisition of farm		—	(2,239)
Proceeds from loans and financing	18	97,407	56,723	40,407
Interest paid on loans and financing	18	(15,682)	(2,224)	(3,097)
Payment of loans and financing	18	(101,403)	(44,100)	(36,693)
Treasury stock acquired	21.g	(224)	(1,934)	—
Dividends paid		—	(5,883)	—
Acquisition of rights receivables from loans		—	(2,322)	—

Net cash flows from (used in) financing activities		(19,902)	(1,979)	617

Increase (decrease) in cash and cash equivalents		(11,125)	11,051	8,230

Cash and cash equivalents at beginning of year	5.1	86,745	75,694	67,464
Cash and cash equivalents at end of year	5.1	75,620	86,745	75,694

		(11,125)	11,051	8,230

See accompanying notes.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

1.        General information

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the "Company" or "BrasilAgro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as a member, in other companies  and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 255,888 hectares, including 14,263 leased hectares and 117,307 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them  once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of  wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. The table below presents the farms:

Real Estate	Farms	Location	Total (Hectares)
Jaborandi S.A.	Jatobá	Barreiras/BA	31,606
Araucária Ltda.	Araucária	Alto Taquari/MT	8,124
Mogno Ltda.	Alto Taquari	Mineiros/GO	5,395
Cajueiro Ltda.	Chaparral	Correntina/BA	37,183
Flamboyant Ltda.	Nova Buriti	Januária/MG	24,211
Cajueiro Ltda.	Preferência	Barreiras/BA	17,799
* Cresca S.A.	Cresca S.A.	Boquerón/Paraguay	117,307
**	Partnership II (Avarandado)	Ribeiro Gonçalves/PI	10,000
**	Partnership III (Brenco Cia. Bras. de Energia Renovável)	Alto Araguaia / Alto Taquari / GO	4,263
			255,888

*Joint Venture Cresca S.A.

** Farms leased from third parties

As permitted in their respective bylaws and articles of incorporation, until the real estate assets belonging to these companies are not sold, the assets may be leased to third parties, but only as a strategy for real estate appreciation. The activities of wholly-owned subsidiary Jaborandi Agricola Ltda. comprise the lease of land, the sublease of land to third parties, rendering of advisory services in the agricultural area, agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services. All subsidiaries, as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The activities of  the joint venture Cresca S.A. (“Cresca”), located in Paraguay, include agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services, the import and export of agricultural products and inputs and those related to cattle raising activity, the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas and financial transactions, purchase and sale of securities, shares and commodities.

As of June 30, 2015 the Company held (i) 14,263 hectares leased from third parties, and (ii) 26,334 hectares of which it is the promising buyer, being 21,148 hectares to Nova Buriti Farm and 5,186 hectares to Alto Taquari Farm, as the purchase and sale indenture has not been granted yet, with only a purchase and sale promise agreement existing and pending compliance with precedents by sellers (Note 16).

On August 23, 2010 Opinion No. LA-01, of August 19, 2010, issued by the Office of the Federal Advocate General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require previous authorization to purchase agricultural properties and are subject to the following restrictions:

(i) the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) ) the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii) the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the abovementioned limits must be previously approved by National Institute of Colonization and Agrarian Reform - INCRA.

To the date the financial statements were approved, there is no judgment by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion.

As of June 30, 2015, 78.64% of Company common shares were held by foreigners.

1.1 Sale of Cremaq Farm

On May 19, 2015, the subsidiary Imobiliária Cremaq Ltda. entered into a purchase and sales agreement of Cremaq Farm, located in the Municipality of  Baixa Grande do Ribeiro – PI. The transaction consolidates the Company’s business strategy, which aims, in addition to gains with agricultural production, at capital gains from sale of properties. The transaction amounted to R$270,000, of which R$242,000 related to the sale of the land and R$28,000 to the sale of the assets invested in the property. The Company received an upfront payment of R$5,000 for the sale of these assets.

Since there were conditions precedent to be fulfilled before the agreement was conclued, the parties agreed not to announce this transaction until these conditions were fulfilled, which occurred on June 10, 2015, date when the possession of the land and the assets was transferred to the purchaser, and the upfront payment was supplemented by: (i) receipt of R$62,500, of which R$23,000 for the Company and R$39,500 for its subsidiary, Imobiliária Cremaq, owner of the land and; (ii) deposit in an escrow account (restricted cash) on behalf of Imobiliária Cremaq the amount of R$202,500, to be released until certain conditions precedent are fulfilled, as follows:

(i) Draft of the indenture of 18 registrations;

(ii) Registration of the indenture of 6,020 hectares;

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

(iii) Petition protocol for termination of the legal action for maintenance of ownership and obtaining of environmental licenses for an additional unexplored area of 150 hectares.

On June 30, 2015, final purchase and sale indentures were drafted for the total area sold except for the real estate registration for the sale of 6,020 hectares which is in the process of georeferenced dismembering.

Due to the noncompliance of condition, (iii) Imobiliária Cremaq did not record revenue from the sale of R$4,000, considering that the condition to obtain a license to deforest an additional area does not represent the obtaining of routine documentation, being therefore a significant condition. After obtaining this license, Imobiliária Cremaq shall pay to the purchaser R$500, restated by CDI, to defray expenses with opening and transformation of the additional area, with the effective revenue recognition. The amount of R$4,504 is informed under the caption “Other liabilities”.

Below is the breakdown of gain on sales of farm and property, plant and equipment:

	Gain on sale of farms	Gain on sale of property, plant and equipment	Cremaq sale
Sale of farm	238,000	-	238,000
Sale of assets and properties	-	28,000	28,000
Balance related to environmental license (iii)	-	-	4,000
	238,000	28,000	270,000

Cost from sale of farm (Note 12.i)	(35,790)	-
Cost from opening of area	(500)	-
Cost from sale of assets and properties (Notes 12.i and 15.i)	-	(27,843)
Taxes	(8,687)	-
	193,023	157
* Cremaq remaining balance (Note 7.e.ii)	441	-
	193,464	157

* The remaining balance of R$441 from gain on sale of farms in the statement of operations refers to a supplementary sale which occurred on February 20, 2015 in Imobiliária Cremaq.

2.       Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1    Basis of preparation

                      On October 30, 2015 the Company’s Executive Board, Board of Directors  and Fiscal Council approved the Company’s individual and consolidated financial statements and authorized their issuance.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All the references to IFRS in these financial statements correspond to the IFRS issued by the IASB.

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

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

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

a)   Basis of consolidation

The consolidated financial statements comprise the financial statements of the parent Company and its subsidiaries at June 30, 2015, 2014 and 2013, as presented below:

	Interest in total capital – %
	2015	2014	2013
Araucária	99.99	99.99	99.99
Cremaq	99.99	99.99	99.99
Engenho de Maracaju	99.99	99.99	99.99
Imobiliária Jaborandi	99.99	99.99	99.99
Jaborandi Agrícola Ltda	99.99	99.99	99.99
Cajueiro	99.99	99.99	99.99
Mogno	99.99	99.99	99.99
Ceibo	99.99	99.99	99.99
Flamboyant	99.99	99.99	99.99
FIM Guardian Exclusive Fund	100.00	100.00	100.00

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

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

c)        Group companies abroad

In the preparation of the Company consolidated financial statements, the financial statements of the joint venture, whose functional currency is the US dollar, are translated into reais as follows: a) balance sheet at the foreign exchange rate at year end and b) statement of operations, at the monthly average foreign exchange rate.

Fair value adjustments to the carrying amount of the investment acquired in Cresca are expressed in Cresca’s functional currency and translated at period-end foreign exchange rates.

The effects from variations in the foreign exchange rate resulting from these translations are presented under “Other comprehensive income (loss)” in the Statement of comprehensive income (loss) and “Other comprehensive income (loss)” in the Statement of changes in equity.

2.3       Purchase of joint venture interest in transactions between entities under joint control

As detailed in Note 13(b) the Company acquired interest in company Cresca S.A., a joint venture of its controlling shareholder. Purchases of joint ventures interest (as well as of subsidiaries and affiliates) in transactions between entities under common control, may be recorded using the acquisition method. The consideration transferred for the acquisition of a joint venture is the fair value of the assets acquired, liabilities assumed and equity instruments issued by the Company. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, when applicable.

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

2.4.   Intangible assets – Service agreement

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

2.5.   Investments in joint venture

Investment in joint venture is recorded under the equity method.

Joint venture is an agreement whereby the parties sharing joint control are entitled to the net assets of the joint ventures. Joint control is the contractual sharing of a control, existing only when decisions on the related activities require the unanimous consent of the parties.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

2.6.   Cash and cash equivalents and marketable securities

Cash and cash equivalents includes cash, bank deposits maturing within 90 days from the transaction date and short-term highly liquid repurchase agreements for which there are no fines or other restrictions for their immediate redemption from the issuer of the instrument. Cash equivalents are recorded at cost plus earnings accrued up to the balance sheet dates, not exceeding market or realization value.

Marketable securities include bank deposit certificates, Federal Government bonds, exclusive investment funds which are fully consolidated and pledges. In addition, there are marketable securities provided as guarantee for loans and financing recorded in current and noncurrent assets based on the maturities of the referred loans and financing. In addition, there are restricted repurchase agreements related to the fulfillment of certain contractual provisions precedent, in the ordinary course of business, in connection with the sale of Cremaq Farm.

Marketable securities are classified as fair value through profit or loss.

Considering the nature of investments held by the Company, there are no significant differences between their book value and the market value. Book balances are recorded at the original value plus earnings accrued up to the balance sheet date on a pro-rata temporis basis.

Maturities of investments (bank deposit certificates and repurchase agreements) may exceed 90 days from the date they are taken out, and may have repurchase guarantee contractually provided by the financial institution issuer of the security, allowing the redemption of securities at the amount originally invested plus interest, with no penalty. They are classified as cash equivalents.

Certain debt agreements require the Company to keep marketable securities as guarantee for the outstanding balances. Such investments are restricted while held in guarantee. The Company discloses the purchases and sales of such investments as investment activities in the statement of cash flows.

Fixed-income investments are intended to maintain the value of amounts held by the Company and not yet allocated to rural activities, and are governed by a policy approved by the Board of Directors.

The statements of cash flows in relation to financing and investment activities, include only transactions that actually have impact on cash and cash equivalents.

2.7. Financial assets

2.7.1.  Classification

        For the years presented, the Company holds exclusively financial assets classified as loans and receivables, assets available for sale and assets measured at fair value through profit or loss.

(a)     Financial assets measured at fair value through profit or loss

              Financial assets at fair value through profit or loss comprise financial assets designated by the Company as at fair value through profit or loss at the initial recognition. A financial asset is classified as held for trading if acquired principally: ( i) for the purpose of selling in the short-term (ii) if a derivative (unless  designated as hedges for accounting purposes) or, (iii) if the measurement at fair value reduces or eliminates some measurement inconsistence in accordance with the Company’s financial management.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The Company designates certain financial assets in the initial recognition at fair value through profit or loss. This designation cannot be changed later. These assets are limited to restricted marketable securities, derivatives andreceivables from the sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in "Trade accounts receivable".

Changes in fair value related to receivable from the sale of farms designated at fair value through profit or loss are recognized in "Gain (loss) on remeasurement of receivables from the sale of  farms in "financial income".

(b)       Loans and receivables

The category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities exceeding 12 months after the balance sheet date, which are classified as non-current assets. The Company's loans and receivables comprise trade receivables, other receivables, and marketable securities given in guarantee to loans and financing. Loans and receivables are recorded at amortized cost, using the effective interest rate method. The amortization using the effective interest rate is included in the caption financial income in the statement of operations.

(c)     Available for sale financial assets

Available for sale financial assets are those non-derivative assets which are not classified as (a) loans and receivables, (b) investments held to maturity (c) financial assets at fair value through profit or loss. These financial assets include equity instruments and debt securities. Debt securities in this category are those intended to be held for an indefinite period and which may be sold to meet the liquidity needs or as response to the changes in market conditions.

After initial measurement, available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in the available-for-sale reserve in other comprehensive income until the investment is derecognized, except for impairment loss, the interest calculated using the effective interest method, and the gains or losses on foreign exchange on monetary assets recognized in profit and loss for the year.

When the investment is derecognized or when there is an impairment loss, the cumulative gains or losses previously recognized in other comprehensive income (loss) shall be recognized in profit and loss.

2.7.2. Recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables or available for sale, as the case may be. The Company determines the classification of its financial assets upon their initial recognition, when they become a party to the contractual provisions of the instrument.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are initially recognized at fair value, plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets include cash and cash equivalents, marketable securities, trade accounts receivable, receivable from the sale of farm, derivative transactions and related party transactions.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

2.7.3   Impairment of financial assets

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

2.8.   Derivative financial instruments

     The Company uses derivative financial instruments, as forward currency contracts, forward commodities contracts against the risk of variation in the commodities prices and risk of variation in the foreign exchange rates, respectively.

           Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. Although the Company uses derivatives financial instruments for economic hedge purpose, it has not applied hedge accounting in the reported years.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations (Note 27). The fair value of derivative financial instruments is disclosed in Note 6.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

2.9.   Trade receivables

Trade receivables are amounts due from customers for merchandise and farms sold in the ordinary course of the Company's business. If collection is expected in one year or less, trade receivables are classified as current assets. Otherwise, they are presented as non-current assets.

Trade receivables not related to the sale of farms are initially recognized at fair value, and subsequently, measured at amortized cost under the effective interest rate method less allowance for doubtful accounts, if necessary.

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in reais, equivalent to a quantity of soybean bags, are designated at fair value through profit or loss upon the initial recognition. In these cases, the amount of the receivable is subsequently remeasured at each balance sheet date by applying to the quantity of sacks of soybean the quotation of soybean for future delivery  at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by multiplying the resulting amount in U.S. dollars at the exchange rate of US$ to R$for future delivery also on the same maturity date (considering that future soybean quotations are denominated in US$) with the then resulting amount in Reais discounted to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income under "Gain (loss) on remeasurement of receivables from sale of farms and machinery” (Note 27).

2.10.   Inventories

The inventories of agricultural products from biological assets are measured at fair value when they are ready to be harvested, less selling expenses, when they are transferred from the group of biological assets to the group of inventories.

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

A provision for adjustment of inventories to net realizable value of  agricultural products is set up  when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell them. Impairment of net realizable value is recognized in the statement of operations for the year it refers to under “Impairment of net realizable value of agricultural products after harvest”.

2.11. Biological assets

The Company’s and its subsidiaries' biological assets consist mainly of the cultivation of soybean, corn, sorghum, cotton and sugarcane and are measured at fair value less cost to sell. These crops are cultivated not only to obtain operating result other than from real estate, but also as an appreciation vector of the rural properties real estate value.

The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the culture, variety, geographic location and climate conditions.

The sugarcane crops productive cycle is five years on average, whereupon they are classified as a non-current biological asset.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The fair value of biological assets is determined upon their initial recognition and at each subsequent balance sheet date. Gains and losses arising from the variation of fair value of biological assets is determined by the difference between fair value and costs incurred with plantation and treatment of crops of biological assets until evaluation, recorded in the statement of operations for the year under “Changes in fair value of biological assets and agricultural products”.

             In certain circumstances, the estimated fair value less cost to sell approximate cost value of formation until that moment, especially when only a little biological transformation has taken place since the initial moment or when  no material impact is expected of such biological transformation on price. Biological assets continue to be recorded at their fair value.

Methodology used

Sugarcane crops - The calculation methodology used to estimate the value of the biological asset "sugarcane" was the discounted cash flow at a rate compatible to the risk and term of operations. For such, we projected the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each planted hectare.

Crops of soybean, corn, sorghum and pearl millet  - The calculation methodology used to estimate the value of the biological assets of grains was the discounted cash flow at a rate compatible with the risk and time of operations. For such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the company budget or on new internal estimates and market prices. These prices for commodities available in futures markets, were obtained from quotes on the following boards of trade: CBOT ("Chicago Board of Trade"), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT ("New York Board of Trade"). For the agricultural products not quoted in this type of market, we used the prices obtained through direct market surveys or disclosed by specialized companies. As for the market prices, we used the related logistic and  tax discounts in order to arrive at  the prices of each of these products in each production unit of the Company.

As mentioned above, the fair value of the biological assets presented in the balance sheet was determined using valuation techniques - discounted cash flow method. The data of these methods is based on the information available in the market, whenever possible, and when it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, e.g. price, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in  biological assets.

2.12. Investment properties

 The Company's business strategy aims mainly at the acquisition, development, exploration and sale of rural properties where agricultural activities can be developed. The Company acquires rural properties believed to have significant potential to generate value by means of maintenance of assets and development of profitable agricultural activities. By acquiring rural properties, the Company seeks to implement higher value added crops and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on this strategy, whenever the Company considers that its rural properties  became profitable, it  sells these rural properties to realize capital gains.

  The land of rural properties purchased by the Company is measured at acquisition cost, which does not exceed its net realizable value, and is presented in "Non-current assets". The fair value of each property is disclosed in Note 12.

   Buildings, improvements and opening of areas in investment properties are measured at  historical cost, less accumulated depreciation, following the same criteria described for property, plant and equipment in Note 2.13.

2.13. Property, plant and equipment

   Property, plant and equipment are measured at historical cost less accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the items. Historical cost also includes borrowing costs related to the acquisition of qualifying assets.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

   Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All other repair and maintenance costs are recognized in profit and loss for the year, as incurred.

Depreciation is calculated using the straight-line method to allocate their cost to their net carrying amount over their estimated useful lives, whose annual depreciation rates are described below:

Annual depreciation rates %
	2015	2014
Buildings and improvements	4-20	4-20
Equipment and facilities	10	10
Vehicles and agricultural machinery	13-20	13-20
Furniture and fixtures	10	10
Opening of areas	10-20	10-20

The assets net carrying amounts and useful lives are revised and adjusted, if appropriate, at the end of each year.

An asset carrying amount is written down immediately to its recoverable amount if the asset's carrying amount exceeds its estimated recoverable amount .

Gains and losses on disposals are determined by comparing the  sale price with the carrying amount and are recognized as "Other operating income (expenses), net" in the statement of operations.

  2.14. Intangible assets

Intangible assets comprise software license and acquired contractual rights, and are amortized over their estimated useful life of 5 years and in accordance with the rendering of services for opening of area, respectively.

Costs associated with software maintenance are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets.

2.15. Trade accounts payables

Trade account payables are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Trade accounts payables are classified as current liabilities if payment is due within one year or less, otherwise they are classified as non-current liabilities.

2.16. Loans and financing

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

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

2.17.  Provisions

Provisions are recognized when the Company has a present, legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

The contingent liabilities arising from labor, social security, tax, environmental, contractual, operating obligations and administrative and judicial claims are recorded  at their estimated amount when the likelihood of loss in considered probable (Note 3.b).

2.18.  Current and deferred income tax and social contribution

(a)       Current income tax and social contribution

Current tax is the tax payable or receivable/ recoverable on taxable income or loss for the year. Up to December 31, 2014 the Company adopted the Transitional Tax Regime (RTT). As the RTT ceased to exist, as from the fiscal year started January 1, 2015, income and social contribution taxes calculation no longer eliminates the effects arising from the changes in the tax bases of these taxes introduced by Laws No. 11638/2007 and No. 11941/2009.

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

(b)     Deferred income tax and social contribution

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

Deferred income and social contribution taxes are calculated on income and social contribution tax losses and the related temporary differences between the calculation basis of income and social contribution tax assets and liabilities and the carrying amount of the financial statements. The rates of these taxes, currently defined for the determination of these deferred tax credits are 25% for income tax and 9% for social contribution tax (Notes 20 and 28).

2.19. Employee benefits

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

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

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

2.20. Capital

Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction of the amount raised, net of taxes.

2.21. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company's activities, or also leases. Revenue is presented net of taxes, returns and discounts, as well as eliminations of sales among the Company subsidiaries.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities, as described below. The Company’s estimates are based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

a)        Sale of goods

Revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Group normally performs forward contracts where the price is set up by the Group for the total or partial volume of grains sold at the delivery date, based on the calculations agreed on the selling contracts. In certain circumstances, selling contracts are established in US dollars where the amount in reais is also established based on the foreign exchange rate according to the sale terms. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains. Upon the grains delivery, the revenue is recognized based on the price established with each purchaser considering the foreign exchange rate on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors as well as by the foreign exchange rate variation up to the settlement date.

(b)     Sale of farms

Sales of farms are not recognized as revenue until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred all risks and rewards to the buyer, and does not have a continuing involvement. The result from sales of farms is presented in the statement of operations as “Gain on sale of farms” net of the related cost.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

a)       Revenue from operating lease of land

The revenues from operating lease of land are recognized on a straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract, as the case may be. The amounts received in advance as leasing, where applicable, are recognized in current liabilities under the caption "Other liabilities".

Leasing revenues in which a significant portion of the risks and benefits of ownership of the land are retained by the lessor are classified as operating leases.

2.22.  Financial income and expenses

Comprise interest and monetary and exchange variations arising from loan and financing contracts, marketable securities, trade accounts receivable, Gain (loss) on remeasurement of receivables from sale of farms and machinery, monetary and exchange rate variation, gains and losses on measurement at fair value of derivative financial instruments, as well as discounts obtained from suppliers for the prepayment of trade payable invoices.

2.23. Leases

        The Group classifies lease of farms as operating leases to the extent that a significant portion of the risks and benefits of the ownership is held by the lessor. The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale. The lease payments are measured based on a future quotation of soybean and as such, do not have a fixed value.

2.24.  Distribution of dividends and interest on equity

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

2.25.  Adjustment to present value – of assets and liabilities

Assets and liabilities arising from long term or short term operations with material effect, are adjusted to present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which aim to reflect the best estimates, as regards to the value of money in time.

The discount rate used varies depending on the features of the assets and liabilities and subject to the risk, term, and the specific item under review. Its basis and assumption is the average rate of loans and financing obtained by the Group, net of inflationary effect.

2.26. Basic and diluted earnings (loss) per share

The basic earnings (loss) per share is calculated by dividing the available profit (loss)  (allocated) to common shareholders by the average weighted number of outstanding common shares during the year.

The diluted earnings per share is similarly computed, except that outstanding shares are added to include the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and warrants had been issued during the related years, using the weighted average price of shares.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

2.27.  Statement of comprehensive income (loss)

The Company presents a statement of comprehensive income (loss) in its consolidated financial statements which includes profit (loss) for the year and the effect of the currency translation adjustment of its foreign joint venture.

2.28.  Statements of cash flows

The statements of cash flows are prepared and presented in accordance with IAS 7.

Certain debt agreements require that the Group Company holds marketable securities as guarantee for the outstanding balances. Such investments are linked while held in guarantee. The Group records the purchases and sales of such investments as investment activities in the statement of cash flows.

The interest paid and the dividends are classified as cash flows from financing and cash flows from investments, respectively, since they are costs for obtaining financial resources and return on the investments.

2.29.  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing performance of the operating segments, is the Executive Board, also responsible for making the Group´s strategic decision.

2.30. New standards, alterations and interpretations of standards

At the date of preparation of the consolidated financial statements, the following revisions in IFRS had been published, the application of which is not mandatory though:

IFRS 9 Financial Instruments (Financial Instruments), issue of final version:

This standard reflects all the phases of financial instruments Project and replaces IAS 39 – Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements on the classification and measurement, impairment loss and hedge accounting. This standard is applicable as from the year starting January 1, 2018, no early application allowed. The retrospective application is required, however the presentation of comparative information is not mandatory. The early  application of previous versions of IFRS 9 (2009, 2010 and 2013) is allowed if the date of initial application is before February 1, 2015. The adoption of IFRS 9 shall impact the classification and evaluation of the Company’s financial assets, but shall not impact the classification and evaluation of its financial liabilities.

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture:

This standard determines the accounting treatment for transactions with assets between an investor and associates or joint ventures. This standard is applicable as from the year starting January 1, 2016. The Company does not expect significant impacts on its financial position.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The revisions of this standard require that a joint investor recording the acquisition of  interest holding in a joint operation in which the joint operation activity constitutes a business, applies the principles of IFRS 3 to record business combination.

The revisions also clarify that a previous corporate interest held in joint operation is not remeasured on the acquisition of additional interest in the same joint operation while the joint control is held. In addition, an exclusion from scope was added to IFRS 11 to specify that the revisions are not applicable when the parties sharing joint control, including the reporting entity, are under common control of the main controlling party. The revisions are applicable both to the acquisition of the final interest in a joint operation and to the acquisition of any additional interest in the same joint operation and are prospectively effective for years starting January 1, 2016. The Company does not expect significant impacts on its financial position.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

IFRS 15 – Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a five-step new model to be applied to revenues arising from contracts with customers. According to IFRS 15, revenues are recognized at an amount reflecting the consideration to which an entity expects to be entitled in exchange for the transfer of goods or services to a customer. The principles in IFRS 15 contemplate a more structured approach to measure and recognize revenue.

The standard of the new revenue is applicable to all entities and shall replace all current requirements of revenue recognition, as set forth in IFRS. A total or modified retrospective application is required for annual periods starting at or after January 1, 2017, early adoption permitted, under analysis in Brazil. The Company and its subsidiaries are currently assessing the impact from IFRS 15 and plan to adopt this standard on the date it goes into effect.

IAS 1 Disclosure Initiative (Disclosure Initiatives):

This standard approaches revisions in the whole of a company’s financial statements information. This standard is applicable as from the years starting January 1, 2016. The Company implemented some improvements in these financial statements and intends to definitely adopt them in the coming year.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, review:

The revisions clarify on the depreciation and amortization methods, bearing in mind the alignment with the concept of future economic benefits expected for the use of the asset during its economic useful life. This standard is applicable as from the years starting January 1, 2016. The Company does not expect significant impacts on its financial position. The Company does not early adopt any pronouncement, interpretation or revision issued, provided that it is not of mandatory application.

IAS 41 – Agriculture – The production biological assets (bearer plants) should be recorded as property, plant and equipment (IAS 16), that is, at cost less depreciation or losses for impairment, if applicable. The depreciation and amortization method should be based on the economic benefits consumed while using the asset. Management is assessing the impacts of its adoption. This revision becomes effective as from January 1, 2016.

3.        Significant Accounting Estimates and Judgments

          Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

          Based on the assumptions, the Company makes estimates concerning its future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below:

a)           Net carrying amount and useful life of property, plant and equipment

The residual value and useful life of assets are assessed by specialists and adjusted at year end when necessary at the end of each reporting period.

The carrying amount of the asset is immediately reduced to its recoverable amount if the carrying amount exceeds the estimated recoverable amount.

b)       Contingencies

The Company is party to different legal and administrative proceedings, as described in Note 30. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss includes the opinion of outside legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements. (Note 30).

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

c)     Subscription warrants

As described in Note 21(b), the Company issued subscription warrants to its founder shareholders in March 2006, before the initial public offering. In the prospect of the initial public offering, the Company disclosed that the issue of subscription warrants to its founder shareholders was a recognition of their work for the Company’s foundation, for the entrepreneur spirit, for having prepared the Company for the initial public offering, and for having prepared the business plan, assuring their commitment to the Company’s development. The subscription warrants were attributed to the founder shareholders on a free basis.

The Company concluded that the subscription warrants should be recorded in the scope of IFRS 2, as instrument of shareholding interest issued in exchange for services rendered by parties other than the employees. Considering that, before the transition date to IFRS (July 1, 2009), all subscription warrants of first issue could already be exercised and the Company had not disclosed the fair value at the evaluation date, the requirements for the transition to IFRS resulted in the fact that IFRS recognition and evaluation standards were not applied to the subscription warrants, and the accounting by the former GAAP was maintained. Pursuant to the former GAAP, the subscription warrants are not recorded, resulting in their non-recording the subscription warrants in these financial statements.

c)       Biological assets

The fair value of biological assets recorded in the balance sheet (Note 10) was determined using valuation techniques, including the discounted cash flow method. The inputs for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost. Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

A 1% increase or decrease in the expected productivity of sugarcane and grains would result in an increase or decrease in biological asset by R$1,261 and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in biological asset by R$1,408.

d)       Investment properties

The fair value of investment properties disclosed in the notes to the consolidated financial statements was obtained through an appraisal prepared by the Company.

The appraisal was carried out by means of standards adopted in the market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

Methodology used

At June 30, 2015, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

i)          The valuation relied, among other, on the following information: (i) location of farms, (ii) total area and its related percentages of opening and use;

ii)              The market value presented for the farm corresponds to the portion of bare land, for payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was  considered in the assessment of prices;

iii)             The value of land for agriculture, in the surveyed region, is referenced to the price of soybean bag. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare. Accordingly, the amount in reais (R$) of the property varies directly due to the variation in the soybean price; and

iv)            The soybean price considered at the base date of the work, May 15, 2015, was R$52.50 for the regions of Barreiras, State of Bahia, and  R$54.00 for the regions of Alto Taquari and Mineiros, States of Goiás and Mato Grosso, respectively. This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag.

e)       Deferred income tax

The Company recognizes deferred income tax assets and liabilities, as described in Note 20, based on the differences between the carrying amount presented in the consolidated financial statements and the tax basis of assets and liabilities using the effective rates. The Company regularly revises the deferred income tax assets for the possibility of recovery, considering the generated historical taxable profit and the projected future taxable profit, in accordance with a study of technical feasibility.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

4        Financial risk management

4.1     Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalents, marketable securities, trade accounts receivables, accounts receivable from the sale of farms, trade accounts payable, accounts payable for the purchase of farms, loans and financing and derivative instruments.

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

4.2.    Policies approved by the Board of Directors for the use of financial instruments, including derivatives

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

a)       Cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and accounts payable. The amounts recorded approximate their estimated fair value.

b)       Loans and financing. The book value of loans and financing denominated in reais have its interest rates either fixed or based on the variation of TJLP (Long Term Interest Rate), SELIC (Special System of Clearance and Custody Rate) and exchange rate and approximates fair value. The Executive Officers report the operations entered into at the Board of Directors' meetings.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

4.3.    Analysis of risk exposure of financial assets and liabilities

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

		Outstanding balance
Accounting caption	Index to whitch it is exposed	2015	2014
Cash and cash equivalents	USD	8,974	13,861
Accounts receivable Cresca (Note 32)	USD	39,060	26,068
Cresud (Note 32)	USD	(480)	(218)
Operations with derivatives (Note 6)	USD	(2,766)	3,833
Accounts payable Cresca (Note 32)	USD	—	(33,019)
Loans and financing	USD	(4,832)	—
Total		39,956	10,525

b)       Interest rate and index risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by the IGP-M ("FGV"), an inflation index.

			Carrying amount
Accounting caption	Notes	Index to whitch it is exposed	2015	2014
Cash and equivalents	5.1	CDI	63,060	71,498
Marketable securities	5.2	CDI	273,258	21,532
Payables for purchase of farms	16	CDI	(29,023)	(26,060)
Total CDI			307,295	66,970

Payables for purchase of farms	16	IGP-M	(19,817)	(18,760)

Loans and financing		TJLP/SELIC/CDI	(49,101)	(19,435)

Loans and financing		Fixed rates	(60,978)	(100,727)

References:

CDI - Interbank Deposit Certificate

IGP-M - General Market Price Index

TJLP – Long Term Interest Rate

SELIC - Special System of Clearance and Custody Rate

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

c)        Agricultural commodities price risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the market prices of agricultural products.

		Carrying amount		Notional (Notes 6 and 7 ) – Volume (Bags)
Accounting caption	Index to whitch it is exposed	2015	2014	2015	2014
Account receivables from sales of farms, net (Note 7.e)	Soybean	40,620	64,752	758,317	1,459,977
Derivatives financial instruments, net (Note 6)	Soybean	(3,030)	786	(988,786)	(181,428)
Derivatives financial instruments, net (Note 6).	Corn	(317)	(182)	—	25
Total		37,273	65,356	(230,469)	1,278,573

4.4.    Objectives and strategies of risk management and of use of derivative instruments

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

4.5.    Risks related to operating strategy

The use of derivative instruments as an economic hedge reduces the risks of changes in cash flows arising from risks such as foreign currency, interest rate and price index and agricultural commodities prices, currently soybean and corn.

However the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of different factors, such as, among others, differences between the contract dates, the maturity and settlement dates, or differences in "spreads" on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps. In the case of the derivative financial instruments strategy to hedge recognized assets and liabilities, Management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

In the case of the strategy to hedge forecasted sales of soybean or to hedge accounts payable/receivable that have its amount subject to changes based on commodities, there may be differences arising from additional factors, such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets in which soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which derivative financial instruments were contracted, the Company will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

To the extent that the Company does not set the selling price of soybean through derivative financial instruments, but rather it establishes a range of selling prices through options, the quantity of US dollars to be received from the sale of soybean to customers and from the settlement of the options is a range of amounts. Should the notional amount of futures to sell US dollars entered into be lower than the actual amount of US dollars received, the Company will be exposed to changes in the exchange rate between the U.S. dollar and the Brazilian real for the amount hedged in excess and vice-versa should the notional amount of futures to sell US dollars entered into be higher than the actual amount of U.S. dollars received.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

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

4.6.    Controls over the use of derivative financial instruments

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

4.7.    Impact of derivative instruments on the statement of operation

The gains and losses for changes in the fair value of derivative financial instruments are recognized in the statement of operations separately between realized statement of operation (corresponding to derivative financial instruments that have already been settled) and unrealized profit and loss (corresponding to derivative financial instruments not yet settled).

4.8.    Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded on stock exchanges (BM&FBOVESPA and Chicago Board of Trade) is determined based on the quotes ruling  at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and indices derivatives) are marked to market by the own investment fund in accordance with the specific rules applicable for investment funds using market curves observed in the Futures and Commodities Exchange (BM&F) or in Cetip S.A, among others, and are examined by independent auditors.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

Specific methodologies used for derivative financial instruments entered into by the Company:

 ● Derivative financial instruments of agricultural commodities - The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available on the Chicago Board of Trade (CBOT).

●  Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate, BM&F Bovespa, Cetip, local banks, in addition to information sent by the operation counterparty.

(a)      Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on assets and/or liabilities which is being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2015, as reference for scenarios probable for next 12 months, I, II, III and IV a variation in relation to the current market of 0%, -50%, -25%, +25%, +50%, respectively, was considered.

The preparation of the probable scenario took into consideration the market prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

2015
Devaluation in US dollar	Appreciation in US dollar

	Probable scenario	Scenario I – 50%	Scenario II – 25%	Scenario III + 25%	Scenario IV + 50%
Foreign Exchange rate–R$/US$	3.49	1.74	2.62	4.36	5.23
Soybean – US$ / bushel – July 2015 (CBOT)	10.56	5.28	7.92	13.20	15.84
Soybean – US$ / bushel – July 2016 (CBOT)	10.14	5.07	7.61	12.68	15.21
Corn – US$ / bushel – December 2015 (CBOT)	4.32	2.16	3.24	5.39	6.47

	2014
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I – 50%	Scenario II – 25%	Scenario III + 25%	Scenario IV + 50%
Foreign Exchange rate–R$/US$	2.20	1.10	1.65	2.75	3.30
Soybean – US$ / bushel – May 2015 (CBOT)	11.76	5.88	8.82	14.70	17.64
Soybean – US$ / bushel – July 2015 (CBOT).	11.81	5.90	8.86	14.76	17.71
Corn – US$ / bag – September 2014 (BM&F)	10.73	5.36	8.05	13.41	16.09
Corn – US$ / bushel – September 2014 (CBOT)	4.19	2.09	3.14	5.23	6.28

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The table below presents, for each situation, the effect on the change in the estimated fair value at June 30, 2015 of the derivative financial instrument, as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintain all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

								June 30, 2015
Risk		Sensitivity analysis (R$)				Position short (long)		Maturity
	(a)	Low		High
	Probable scenario	Scenario (I) - 50%	Scenario (II) - 25%	Scenario (III) + 25%	Scenario (IV) + 50%	Amount	Measurement unit
SOYBEAN	-	34,466	15,865	(15,533)	(31,290)	(988,786)	Thousands bags of soybean	jul/15 a jul/16
USD	-	(21,943)	(11,379)	10,522	21,086	13,387	US$000	jul/15 a set/15

								June 30, 2014
Risk		Sensitivity analysis (R$)				Position short (long)		Maturity
	(a)	Low		High
	Probable scenario	Scenario (I) - 50%	Scenario (II) - 25%	Scenario (III) + 25%	Scenario (IV) + 50%	Amount	Measurement unit
SOYBEAN	-	5,190	2,595	(2,595)	(5,190)	(181,428)	Thousands bags of soybean	abr/15 a jun/15
CORN	-	133	69	(59)	(123)	25	Thousands bags of corn	set/14
USD	-	(17,444)	(8,839)	10,904	16,413	9,303	US$000	jul/14 a jul/15

(a) As of June 30, 2015, the reference for the preparation of the Probable Scenario was the Market prices of each one of the reference assets of derivative instruments held by the Company at the reporting period. Since all these assets are inserted in competitive and open markets, the current Market price is a satisfactory reference for the estimated price of these assets. Accordingly, since the current market price was the reference for the calculation both of the book value of derivatives and the Probable scenario, the result of the impact is equal  to zero.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s loans and receivables. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

			Current		Scenario - Probable		Scenario I – Possible		Scenario II - Remote		Scenario I - Possible		Scenario II – Remote
		(*) Annual average rates	At June 30, 2015				Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Risk	Classification	Details	Notional	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate
CDI	CASH	Investment - CDI	135,946	13.64%	421	13.95%	(4,741)	10.46%	(9,482)	6.98%	4,741	17.44%	9,482	20.93%
CDI	CASH	Marketable securities - CDI	203,958	13.64%	632	13.95%	(7,113)	10.46%	(14,226)	6.98%	7,113	17.44%	14,226	20.93%
USD	CASH	Investment - USD	8,974	3.10	1,121	3.49	(2,243)	2.62	(4,487)	1.74	2,243	4.36	4,487	5.23
Subtotal			348,878		2,174		(14,097)		(28,195)		14,097		28,195
TJLP	Financing	Financing in TJLP - BNDES	(26,992)	6.00%	(135)	6.50%	439	4.88%	877	3.25%	(439)	8.13%	(877)	9.75%
CDI	Financing	Financing - CDI	(5,066)	13.64%	(16)	13.95%	177	10.46%	353	6.98%	(177)	17.44%	(353)	20.93%
NA	Financing	Rural credit	(382)	5.88%	-	N/A	-	N/A	-	N/A	-	N/A	-	N/A
NA	Financing	Constitutional funds	(48,188)	9.75%	-	N/A	-	N/A	-	N/A	-	N/A	-	N/A
NA	Financing	BNDES	(10,667)	4.23%	-	N/A	-	N/A	-	N/A	-	N/A	-	N/A
SELIC	Financing	FINEM - BNDES	(6,376)	13.64%	(20)	13.95%	222	10.46%	445	6.98%	(222)	17.44%	(445)	20.93%
USD	Financing	Fixed USD	(4,832)	3.10	(604)	3.49	1,208	2.62	2,416	1.74	(1,208)	4.36	(2,416)	5.23
NA	Financing	Financial lease sugarcane crop- Partnership III	(7,576)	6.92%	-	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Subtotal			(110,079)		(775)		2,046		4,091		(2,046)		(4,091)
IGPM	Debt	Payable for purchase of farms	(29,023)	5.58%	(354)	6.80%	493	5.10%	987	3.40%	(493)	8.50%	(987)	10.20%
CDI	Debt	Payable for purchase of farms	(19,817)	13.64%	(61)	13.95%	691	10.46%	1,382	6.98%	(691)	17.44%	(1,382)	20.93%
Subtotal			(48,840)		(415)		1,184		2,369		(1,184)		(2,369)
Bags of soybean	Receivable	Receivables from sales of Farms	465,000	65.63	-	65.63	(7,629)	49.22	(15,259)	32.81	7,629	82.04	15,259	98.44
Bags of soybean	Receivable	Receivables from sales of Farms	92,500	60.00	-	60.00	(1,388)	45.00	(2,775)	30.00	1,388	75.00	2,775	90.00
Bags of soybean	Receivable	Receivables from sales of Farms	80,325	60.64	-	60.64	(1,218)	45.48	(2,435)	30.32	1,218	75.80	2,435	90.96
Bags of soybean	Receivable	Receivables from sales of Farms	120,492	61.33	-	61.33	(1,847)	46.00	(3,695)	30.67	1,847	76.66	3,695	92.00
Subtotal			758,317		-		(12,082)		(24,164)		12,082		24,164

b)    Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable from the sale of sugarcane, grains, and from the leasing of land.

To reduce credit risk in the commercial transactions, the Company adopts the practice of defining credit limits in which it analyzes factors such as: time of opening of the Company, history of business with the Company, commercial references and Credit Protection Institution (Serasa). The Company also constantly monitors the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

c)       Liquidity risk

The prudent management of liquidity risk implies the maintenance of sufficient cash and marketable securities to comply with its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by BTG Pactual S.A. Bank. The fund has a clear investment policy, with limits to risk concentration in the corresponding investments.

The table below shows the Company's financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2015, 2014 and 2013 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

	Less than one year	From one to two years	From three to five years	Above five years	Total
Financial liabilities
At June 30, 2015
Trade payables	5,545	—	—	—	5,545
Financial Instruments derivatives	5,655	1,670	—	—	7,325
Loans and financing	50,900	15,973	14,659	28,547	110,079
Payables for purchase of farms	48,840	—	—	—	48,840
Transactions with related parties	480	—	—	—	480
At June 30, 2014
Trade payables	8,158	—	—	—	8,158
Financial Instruments derivatives	204	—	—	—	204
Loans and financing	62,253	13,859	29,539	14,511	120,162
Payables for purchase of farms	44,820	—	—	—	44,820
Transactions with related parties	33,237	—	—	—	33,237

 4.9.   Capital management

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

According to the following table, the Company presents net debt of loans, acquisitions payable and trade accounts payables.

	2015	2014
Total loans and financing (Note 18)	110,079	120,162
Total payables for purchase of farms (Note 16)	48,840	44,820
Total trade accounts payables (Note 17)	5,545	8,158

	164,464	173,140
Less: cash and cash equivalents (Note 5.1)	(75,620)	(86,745)
Less: marketable securities (Note 5.2 e 11)	(274,726)	(35,314)

	(350,346)	(122,059)
Net debt	(185,882)	51,081

Total equity	752,106	583,906

Financial leverage	—	9%

 On June 30, 2015, the Company has no financial leverage.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

4.10.  Hierarchy of fair value and financial instruments by category

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

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The following table presents the Group’s main assets and liabilities that are measured at fair value referred to Level 2:

		June 30, 2015					June 30, 2014
Consolidated	Note	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2
Assets
Current
Cash and cash equivalents	5.1	63,060	-	-	63,060	63,060	71,498	-	-	71,498	71,498
Marketable securities	5.2	-	69,300	203,958	273,258	273,258	-	21,532	-	21,532	21,532
Trade accounts receivable, net	7	27,816	-	-	27,816	27,816	34,145	-	-	34,145	34,145
Receivable from sale of farm, net	7	-	-	18,212	18,212	18,212	-	-	30,865	30,865	30,865
Derivatives financial instruments	6	-	-	13,498	13,498	13,498	-	-	18,255	18,255	18,255

Non-current
Marketable securities	11	1,468	-	-	1,468	1,468	13,782	-	-	13,782	13,782
Trade accounts receivable, net	7	394	-	-	394	394	566	-	-	566	566
Receivable from sale of farm	7	-	-	22,408	22,408	22,408	-	-	36,887	36,887	36,887
Derivatives financial instruments	6	-	-	408	408	408	63	-	-	63	63
Transactions with related parties	32	39,060	-	-	39,060	39,060	26,068	-	-	26,068	26,068
Total		131,798	69,300	258,484	459,582	459,582	146,122	21,532	86,007	253,661	253,661

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

				June 30, 2015				June 30, 2014
Consolidated	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payables	17	-	5,545	5,545	5,545	-	8,158	8,158	8,158
Loans and financing (i)	18	-	47,525	47,525	47,525	-	62,253	62,253	62,253
Financial lease sugarcane crop - Partnership III (ii)	18	3,375	-	3,375	-	-	-	-	-
Derivatives financial instruments	6	5,655	-	5,655	5,655	204	-	204	204
Payables for purchase of farms	16	-	48,840	48,840	48,840	-	44,820	44,820	44,820

Noncurrent
Loans and financing (i)	18	-	54,978	54,978	54,978	-	57,909	57,909	57,909
Financial lease sugarcane crop - Partnership III (ii)	18	4,201	-	4,201	-	-	-	-	-
Derivatives financial instruments	6	1,670	-	1,670	1,670	-	-	-	-
Transactions with related parties	32	-	-	-	-	-	33,019	33,019	33,019
Total		14,901	156,888	171,789	164,213	204	206,159	206,363	206,363

i) The carrying amount of loans and financing in the financial statements, approximates the fair value since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

ii) The finance lease is measured at fair value in Level 3.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

5.        Cash and cash equivalents and marketable securities

5.1.    Cash and cash equivalents

	2015	2014
Cash and banks	12,560	15,247
Repurchase agreements	26,302	66,267
Interbank Deposit Certificates	36,758	5,231

	75,620	86,745

The Company has R$8,974 (R$13,861 at June 30, 2014), of bank balances denominated in U.S. dollars which does not bear any interest.

Interbank deposit certificates and repurchase agreements, held at June 30, 2015 and 2014, contractually determine the counterparties of the redemption of the amounts  originally invested plus accrued interest through the date of redemption without any penalty (except for bank deposit certificates, on which IOF (Tax on financial operation) is levied if the redemption in less than 30 days from the date of the investment, with applicable rates in accordance with the decreasing rate table disclosed by the Brazil IRS), at any moment and without any prior notice. This provision effectively results in on-demand deposits, despite having a final maturity date.

These amounts bear interest based on a percentage of CDI (Interbank Deposit Certificate) rate, daily announced by CETIP, an independent entity providing depositary and custody services, ranged between 90% and 102.54% as of June 30, 2015 and between 91% and 101.50% as of June 30, 2014.

5.2.    Marketable securities

	2015	2014
Non-exclusive investment fund shares (Notes 4.3b and 4.10)	69,300	21,532
Restricted financial investments (i) (Notes 4.3b and 4.10)	203,958	—

	273,258	21,532

(i) Refers to short term investment in connection with the sale of Cremaq Farm, whose release is linked to the     fulfillment of certain precedent contractual provisions, of routine nature for the Company’s business, as described in Note 1.1.

The exclusive investment fund FIM Guardian, managed by BTG Pactual bank has the following breakdown as of June 30, 2015 and June 30, 2014:

	2015	2014
Public securities (a)	12,694	13,677
Fixed income investment funds (ii)	69,300	21,532
Repurchase agreements	1,718	1,368
Bank deposit certificates	27,547	-
Derivatives financial instruments	(3,152)	2,989
Other	(12)	5
	108,095	39,571

(a)  Investments in LFT related to margin deposits provided as collateral for derivative transactions contracted by the Fund. In the consolidated financial statements the related amount is presented in caption “Derivative financial instruments” in current assets according to Note 6.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

6.        Derivatives financial instruments

								June 30, 2015
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Total net balance	Notional ('000)	Position short (long)	Unit
Currency US$	August-15	BM&F	BM&F	-	(424)	(424)	19.000	-	US$
Currency US$	July-15	NDF	Banks	-	(1,466)	(1,466)	(2,280)	-	US$
Currency US$	August-15	NDF	Banks	-	(228)	(228)	(700)	-	US$
Currency US$	September-15	NDF	Banks	-	(283)	(283)	1,567	-	US$
Currency US$	July-16	Options	Banks	-	(1,034)	(1,034)	(4,200)	-	US$
								-
		Current		-	(2,401)	(2,401)	17,587	-	US$
		Non-current		-	(1,034)	(1,034)	(4,200)	-	US$
		Total Risk with currency US$		-	(3,435)	(3,435)	13,387	-	US$

Soybean CBOT	July-15	Derivatives Soybean	Trading Companies/Banks/CBOT	-	(1,126)	(1,126)	-	(308.429)	bags
Soybean CBOT	June-16	Derivatives Soybean	Trading Companies/Banks/CBOT	-	(1,676)	(1,676)	-	(544.286)	bags
Corn CBOT	November-15	Derivatives Corn (i)	Trading Companies/Banks/CBOT	135	(452)	(317)	-	-	bags
Soybean CBOT	July-16	Options	Trading Companies/Banks/CBOT	408	(636)	(228)	-	(136.071)	bags
							-
		Current		135	(3,254)	(3,119)	-	(852.714)	bags
		Non-current		408	(636)	(228)	-	(136.071)	bags
		Total Risk with commodities		543	(3,890)	(3,347)	-	(988.786)	bags

		Total Risk		543	(7,325)	(6,782)	13,387	(988.786)

		Margin value		13,363	-	13,363

			Current	13,498	(5,655)
			Non-current	408	(1,670)
			Net Result from Derivatives (Note 27)	52,340	(39,939)

i) On 30 June 2015, the operation (position) of corn was settled and financial compensation will occur two days after the settlement.

							June 30, 2014
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Total net Balance	Notional ('000)	Position short (long)	Unit
Currency US$	July-14	BM&F	Banks	495	-	495	41,750	-	US$
Currency US$	July-14	NDF	Banks	1,933	-	1,933	(16,319)	-	US$
Currency US$	August-14	NDF	Banks	63	-	63	5,000	-	US$
Currency US$	March-15	NDF	Banks	435	-	435	(2,644)	-	US$
Currency US$	July-15	NDF	Banks	63	-	63	(2,280)	-	US$
Currency US$	July-14	Options	Banks	1,101	-	1,101	(16,204)	-	US$

		Current		4,027	-	4,027	11,583	-	US$
		Non-current		63	-	63	(2,280)	-	US$
		Total Risk with currency US$		4,090	-	4,090	9,303	-	US$

Soybean CBOT	April-15	Derivatives Soybean	Trading Companies/Banks/CBOT	340	-	340	-	(90.714)	bags
Soybean CBOT	June-15	Derivatives Soybean	Trading Companies/Banks/CBOT	446	-	446	-	(90.714)	bags
Corn CBOT	September-14	Derivatives Corn	Trading Companies/Banks/CBOT	-	(204)	(204)	-	166.684	bags
Corn BM&F	September-14	Derivatives Corn BM&F	BM&F	22	-	22	-	(166.659)	bags

		Current		808	(204)	604	-	(181.403)	bags
		Non-current		-	-	-	-	-	bags
		Total Risk with commodities		808	(204)	604	-	(181.403)	bags

		Total Risk		4,898	(204)	4,694	9,303	(181.403)

		Margin value		13,420	-	13,420

			Current	18,255	(204)
			Non-current	63	-
			Net Result from Derivatives (Note 27)	2,835	(8,418)

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The Company uses derivative financial instruments such as forward currency contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively. The Company does not hold any cash flow derivative financial instrument contracts as at June 30, 2015 and 2014.

The margin deposits in operations with derivatives refer to the called margins by counterparties in operations with derivative instruments.

The total fair value of a derivative is classified as noncurrent assets or liabilities if the remaining maturity of the derivative is over 12 months, and as current assets or liabilities if the remaining maturity of the derivative is  less than 12 months.

7.        Trade accounts receivable

	2015	2014
Sale of sugarcane (c)	9,868	7,423
Sale of grains (d)	17,468	25,891
Lease of land	535	599
Sale of machinery	811	1,285
Sale of farms (e)	21,212	30,865

	49,894	66,063

Allowance for doubtful accounts (a)	(3,866)	(1,053)

Total current	46,028	65,010

Sale of machinery	394	566
Sale of farms (e)	22,408	36,887

Total non-current	22,802	37,453

(a)         Changes in the allowance for doubtful accounts

At June 30, 2013	1,798
Accrual of provision	1,549
Write-off or reversal	(2,294)

At June 30, 2014	1,053

Accrual of provision	4,250
Write-off or reversal	(1,437)
At June 30, 2015	3,866

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is set up by means of default analysis, individually by client, and the amounts included in the allowance are written-off when these amounts are no longer expected to be recovered.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

(b)      Breakdown of receivables by maturity

	2015	2014
Falling due:
Up to 30 days	9,195	43,248
31 to 90 days	21,235	9,090
91 to 180 days	954	534
181 to 360 days	14,160	11,275
Over 361 days	22,802	37,453
Past due:
Up to 30 days	484	853
31 to 90 days	—	10
91 to 180 days	7	—
181 to 360 days	8	140
Over 361 days	3,851	913

	72,696	103,516

(c)     Sale of sugarcane

The Company has a sugarcane supply agreement with the company Brenco - Companhia Brasileira de Energia Renovável, and credit risks are assessed in accordance with the internal policy as presented in Note 4.8b.

(d)     Sale of grains

For the year ended June 30, 2015, the receivables refer mainly to the sale of corn and soybean to ADM do Brasil, Amaggi and Bunge. For the year ended June 30, 2014, the main customers were: Amaggi, Bunge and Multigrain.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

 (e)  Receivables from sale of farms

Total amounts sold, colected and receivables from sale of farm are as follows:

Farm	Total sold				Collected		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$ (Note 4.3c)	Discount rate
São Pedro	28/09/2011	580,000	28,974	28/09/2011	50,000	2,250	30/03/2016	92,500	5,020	14.30%
	-	-	-	31/03/2012	160,000	7,519	-	-	-	-
	-	-	-	31/03/2013	92,500	4,162	-	-	-	-
	-	-	-	31/03/2014	92,500	5,456	-	-	-	-
	-	-	-	30/03/2015	92,500	5,513	-	-	-	-
	-	580,000	28,974	-	487,500	24,900	-	92.500	5.020	-

Farm	Total sold				Collected		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Horizontina (i)	11/10/2012	-	75,000	11/10/2012	-	27,000	-	-	3,000	-
	-	-	-	31/01/2013	-	45,000	-	-	-	-
	-	-	75,000	-	-	72,000	-	-	3,000	-

Farm	Total sold				Collected		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Araucária I	25/04/2013	248,325	11,682	25/04/2013	36,000	1,728	30/08/2015	30,000	1,768	14.03%
	-	-	-	31/08/2013	36,000	2,053	30/03/2016	25,000	1,389	14.30%
	-	-	-	31/03/2014	33,000	1,964	30/08/2016	25,325	1,341	14.16%
	-	-	-	31/08/2014	33,000	1,898	-	-	-	-
	-	-	-	30/03/2015	30,000	1,845	-	-	-	-
	-	248,325	11,682	-	168,000	9,488	-	80,325	4,498	-

Farm	Total sold				Collected		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Araucária II	27/06/2014	735,000	41,341	07/07/2014	75,000	4,500	30/08/2015	60,000	3,570	14.03%
	-	-	-	10/11/2014	75,000	4,500	30/08/2016	180,000	9,634	14.16%
	-	-	-	05/06/2015	120,000	6,900	30/08/2017	150,000	7,711	13.45%
	-	-	-	-	-	-	30/08/2018	75,000	3,722	12.99%
	-	735,000	41,341	-	270,000	15,900	-	465,000	24,637	-

Farm	Total sold				Collected		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Cremaq (ii)	10/05/2013	901,481	42,104	10/05/2013	90,148	4,561	30/06/2016	120,492	6,465	14.30%
	30/03/2015	11,166	550	15/08/2013	67,611	4,294	-	-	-	-
	10/06/2015	-	238,000	30/10/2013	67,611	4,023	-	-	-	-
	-	-	-	30/06/2014	279,459	17,466	-	-	-	-
	-	-	-	10/06/2015	-	238,000	-	-	-	-
	-	-	-	30/06/2015	287,326	17,110	-	-	-	-
Farm	-	912,647	280,654	-	792,155	285,454	-	120,492	6,465	-

Horizontina	(-) Allowance for doubtful accounts						-	-	(3,000)	-

Total net		2,475,972	437,651	-	1,717,655	407,742	-	758,317	40,620	-

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

i)     Horizontina Farm

The remaining balance from Horizontina farm for R$3,000 shall be received upon fulfillment of certain precedent conditions. At June 30, 2015, the Company set up an allowance for doubtful accounts in accordance with its internal policy in the amount of R$3,000. The estimated loss was recorded in the caption “Selling expenses” (Note 7.a).

ii)      Cremaq Farm

On February 20, 2015, upon a topographical survey of the acquired area, a difference of 62 hectares was found between the measured area and the figure shown in the sales contract executed on May 10, 2013, resulting in an addition of 11,166 soybean bags to the sales price. The aforesaid operation generated a gain on sale of farms of R$441, of which R$550 in sales revenue (Note 7.f) and (R$109) related to write-off of the land cost.

On June 10, 2015, the Company, through its subsidiary Imobiliária Cremaq, recognized the amount of R$238,000 as total sale of Cremaq farm and R$28,000 for the sale of property, plant and equipment. The payment and transfer of ownership fully occurred up to the date of the financial statements at June 30, 2015. The sales transaction is fully described in Note 1.1.

f)       The breakdown of sales of farm is as follows:

	2015	2014	2013
Revenue from sale of farms (i)	266,550	33,737	122,713
Net carrying amount of the farms	(73,086)	(11,892)	(67,898)
Gain from sale of farms	193,464	21,845	54,815

(i) The amount of R$266,550 is composed of R$266,000 on the sale of farm Cremaq and R$550 for the remaining sale (Note7.e.ii).

g)      Changes in accounts receivable are as follows:

At June 30, 2013	64,117

Sale	33,737
Colletion (i)	(35,255)
Update value	2,940
Unwind of present value adjustment	2,213

At June 30, 2014	67,752

Sale	266,550
Colletion (i)	(308,266)
Update value	13,321
Unwind of present value adjustment	4,263
(-) Allowance for doubtful accounts	(3,000)

At June 30, 2015	40,620

(i) Of the total amount received, R$202,500 is restricted until their release, as described in Note 5.2 (i), with update balance as of June 30, 2015 of R$203,958.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

8.        Recoverable taxes

	2015	2014
Withholding income tax on marketable securities - IRRF	5,011	3,142
Other recoverable taxes and contributions	401	607

Total current	5,412	3,749

State VAT recoverable-ICMS	7,892	7,914
State VAT recoverable on property, plant and equipment – ICMS	468	239
Non-cumulative taxes on sale PIS and COFINS	12,265	10,437
Withholding income tax on marketable securities – IRRF	3,977	11,259

Total noncurrent	24,602	29,849

The Company has accumulated credits on Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS) related to financial income and export for the period from 2008 to 2011, which were the subject matter of a reimbursement request to the RFB (Brazilian IRS) in November 2014, in the total amount of R$2,902.

The Company filed with the Piauí State Finance Office (Sefaz) a request for approval of the outstanding balance of ICMS for R$3,091 to other taxpayers in the same State, in order to pay suppliers for the purchase of goods and assets. Sefaz has partially accepted the Company’s request, approved R$581, linking these credits to “sale for export purposes” in which it may be transferred to third parties.

The Brazilian  Internal Revenue Service approved and reimbursed, in February 2015, part of the amount requested in November 2014, in the amounts of R$258 related to  the negative balance of CSLL for 2009 and R$3,781 related to IRPJ negative balance for 2010. Presently under analysis by the Brazilian Internal Revenue Service is the amount of R$1,812 related to IRPJ  negative balance for 2009, as included in the request filed in November 2014.

The Company filed a request for reimbursement of IRRF on financial investments with the Brazilian Internal Revenue Service, being R$1,365 related to credits for 2013 and R$191 for 2012, both owned by the Company. The subsidiary Jaborandi Ltda. filed a request for reimbursement  of IRRF on financial investments for 2013 in the amount of R$141.

9.      Inventories

	2015	2014
Soybean	15,744	19,927
Corn	6,182	9,551
Other harvests	38	40

Agricultural products	21,964	29,518
Raw materials	5,442	9,804
Advance to suppliers	4,819	888

	32,225	40,210

The amounts of inventories of agricultural products are disclosed net of  the provision, which evolution is presented bellow:

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

9.1  Adjustment to recoverable value of inventories of agricultural products

At June 30, 2013	(24)
Provision for recoverable value of agricultural products, net	(2,043)
Realization as cost of sales	423
At June 30, 2014	(1,644)
Provision for recoverable value of agricultural products, net	(3,038)
Realization as cost of sales	3,764

At June 30, 2015	(918)

10.     Biological assets

	Current	Non-current
	Grains	Sugarcane
At June 30, 2013	1,201	36,656

Expenditures with plantation	112,282	4,318
Expenditures with tilling	-	30,430
Fair value variation	1,811	(719)
Harvest of agricultural produce	(113,873)	(39,483)

At June 30, 2014	1,421	31,202

Expenditures with plantation	102,671	3,837
Expenditures with tilling	-	41,361
Lease contract Brenco	-	7,707
Fair value variation	5,734	4,054
Harvest of agricultural produce	(108,202)	(58,916)

At June 30, 2015	1,624	29,245

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

The area (hectares) to be harvested corresponding to biological assets is as follows:

	2015	2014
Grains	1,787	2,466
Sugarcane (i)	27,909	20,927
	29,696	23,393

(i) The sugarcane area considered above refers to the total to be collected in all future harvests, considered in the cash flow to calculate the fair value of biological assets. This area includes a total of 4,263 hectares leased from Brenco, according to the agreement signed on May 8, 2015.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The period from plantation to harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Corn (dd/mm)	Second crop corn	Rice	Cotton	Sorghum	Sesame	Chia seed	Pasture
. Cremaq Farm Note 1.1	Piauí	N/A	N/A	N/A	01/02 to 30/08	Not Planted	N/A	N/A	N/A	N/A	N/A
Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Alto Taquari Farm	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Nova Buriti Farm	Minas Gerais	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Preferência Farm	Bahia	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	Entire year
Partnership II	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	N/A	N/A	N/A	N/A	N/A
Partnership III	Mato Grosso	01/02 to 30/11	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Cresca	Paraguay	N/A	01/12 to 25/05	01/12 to 30/06	N/A	N/A	N/A	01/12 to 15/06	01/02 to 20/05	01/02 to 20/05	Entire year

11. Restricted marketable securities

	Restatement index	2015	2014
Non-current
Banco do Nordeste (BNB)	CDI	1,468	13,782

		1,468	13,782

Securities in BNB refer to time deposits in Brazilian banks pledged as guarantee to financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019.

Amounts invested bear interest based on a percentage of CDI, which varied from 90% to 102.54% as of June 30, 2015.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

 12.         Investment properties – noncurrent

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2014
Opening balance	248,124	21,388	68,314	337,826	1,282	339,108
Acquisitions	536	275	14,163	14,974	5,885	20,859
Disposals	(10,661)	—	(2,094)	(12,755)	(4)	(12,759)
Transfers	—	2,020	627	2,647	(2,647)	—
(-) Depreciation/amortization	—	(45)	(12,360)	(12,405)	—	(12,405)

Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At June 30, 2014
Total cost	237,999	26,772	119,377	384,148	4,516	388,664
Accumulated depreciation	—	(3,134)	(50,727)	(53,861)	—	(53,861)

Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At June 30, 2015
Opening balance	237,999	23,638	68,650	330,287	4,516	334,803
Acquisitions	327	82	4,866	5,275	25,354	30,629
Disposals (i)	(35,879)	(9,798)	(15,263)	(60,940)	(1,534)	(62,474)
Transfers	—	1,178	16,087	17,265	(17,265)	—
(-) Depreciation/amortization	—	(2,016)	(12,595)	(14,611)	—	(14,611)

Net book balance	202,447	13,084	61,745	277,276	11,071	288,347

At June 30, 2015
Total cost	202,447	18,234	125,067	345,748	11,071	356,819
Accumulated depreciation	—	(5,150)	(63,322)	(68,472)	—	(68,472)
						)
Net book balance	202,447	13,084	61,745	277,276	11,071	288,347

(i) The disposals occurred in the year ended June 30, 2015 refers mainly to the sale of Cremaq Farm, of which R$35,790 relates to the land and R$26,392 relates to building improvements and opening of areas.

Four farms owned by the Company are held as guarantee for loans and financing according to Note 18.

The fair value and related book value of the investment properties are as follows.

		Hectares				Fair Value		Book Value
Farm	State	2015	2014	Real State	Acquisition	2015	2014	2015	2014

Jatobá	Bahia	31,606	31,606	Jaborandi Ltda	mar-07	298,815	314,436	62,621	65,192
Cremaq	Piauí	-	27,618	Cremaq Ltda	out-06	-	251,354	-	64,757
Alto Taquari	Mato Grosso	5,395	5,395	Mogno Ltda	ago-07	117,245	101,764	33,447	33,344
Araucária	Goiás	8,124	9,682	Araucária Ltda	abr-07	144,019	192,223	57,505	57,504
Chaparral	Bahia	37,183	37,183	Cajueiro Ltda	nov-07	256,919	275,382	76,872	61,739
Nova Buriti	Minas Gerais	24,211	24,211	Flamboyant Ltda	dez-07	29,654	22,271	22,014	22,020
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	set-08	52,255	50,585	34,504	29,782
		124,318	153,494			898,907	1,208,015	286,963	334,338

The book value in 2015 of R$286,963 is not comparable to the amount in the investment property evolution note, because that note includes the improvements in the leased Farm Avarandado, which is not part of our owed Farms portfolio.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

13.        Investments

a)     Changes in investments

	Green Ethanol	Cresca	Total
Changes in balance at June 30, 2013	70	—	70
Acquisition of investment	—	39,875	39,875
Capital increase	—	14,463	14,463
Equity pick-up	(17)	(687)	(704)
Effect from currency translation adjustment	—	(3,335)	(3,335)

Changes in balance at June 30, 2014	53	50,316	50,369
Capital increase	—	25,903	25,903
Equity pick-up	—	(4,355)	(4,355)
Effect from currency translation adjustment	—	27,865	27,865
Impairment of investments	(53)	—	(53)
Balance at June 30, 2015	—	99,729	99,729

 b)     Interest in Joint Venture

The Company holds 50% interest in Cresca S.A. (“Cresca”), an entity jointly controlled with Carlos Casado S.A., involved in the exploration of agricultural activities, cattle raising and investment in farming land. The results from the joint venture Cresca are recorded in the consolidated financial statements using the equity method.

During the year ended June 30, 2015, the Company increased capital in its joint venture Cresca by R$25,903 due to the exercise of purchase option of 60,531 hectares of land.

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of June 30, 2015 and the reconciliation with the book value of the investment in the consolidated financial statements considering the fair value adjustments on the acquisition date are presented below :

2015
Assets	287,857
Current	24,090
Cash and cash equivalents	471
Accounts receivable, inventories and other receivables	23,407
Bargain contract of purchase of land	212

Noncurrent	263,767
Accounts receivable	14,008
Investment properties	248,523
Other noncurrent	1,236

Liabilities	88,399
Current Trade payables, taxes and loans	18,448
Noncurrent Taxes and loans	69,951
Total net assets	199,458
Company’s interest in Cresca	50%
Company’s interest in net assets at estimated fair value	99,729

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

June 30, 2015
Net revenue	47,725
Cost of products sold	(36,081)
Selling expenses	(2,560)
Administrative expenses	(3,102)
Other expenses	(7)
Financial expenses	(7,384)
Loss before taxes on profit	(1,409)
Income and social contribution taxes	(1,081)
Loss for the year	(2,490)
Company’s interest – 50%	(1,245)
Write-off of appreciation on sale of farm	(3,426)
Amortization of fair value adjustment at the acquisition date (shareholders’ loans)	316
Equity pickup	(4,355)

14.     Intangible assets

	Software

	In operation	In progress	Contracts	Total
At June 30, 2014
Opening balance	2,521	49	—	2,570
Acquisitions	44	578	2,916	3,538
Disposals	(10)	—	—	(10)
Transfers	627	(627)	—	—
Amortization for the year	(969)	—	(163)	(1,132)
At June 30, 2014	2,213	—	2,753	4,966
At June 30, 2014
Total cost	5,543	—	2,916	8,459
Accumulated depreciation	(3,330)	—	(163)	(3,493)
Net book balance	2,213	—	2,753	4,966
At June 30, 2015
Opening balance	2,213	—	2,753	4,966
Acquisitions	232	560	—	792
Disposals (a)	—	—	(612)	(612)
Transfers	169	(169)	—	—
Amortization for the year	(1,043)	—	(311)	(1,354)
At June 30, 2012	1,571	391	1,830	3,792
At June 30, 2015
Total cost	5,944	391	2,304	8,639
Accumulated depreciation	(4,373)	—	(474)	(4,847)
Net book balance	1,571	391	1,830	3,792

(a)    At December 12, 2013, the Company acquired from its controlling shareholder, Cresud, a contract that entitles BrasilAgro to provide agricultural-forestry advisory services to Cresca in the amount of R$2,916. The contract provides advise on exploration and development of 58,652 hectares. On September 30, 2014, the amount of R$612 was written-off corresponding to 12,312 hectares of land that is part of the 24,624 hectares sold by its joint venture Cresca (Note 26).

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

15. Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in operation	Construction in progress	Total PP&E
At June 30, 2014
Opening balance	37	2,523	11,521	770	14,851	—	14,851
Acquisitions	—	723	831	199	1,753	38	1,791
Disposals	—	(42)	(746)	(32)	(820)	—	(820)
Transfers	38	—	—	—	38	(38)	—
Depreciation	(39)	(487)	(1,636)	(118)	(2,280)	—	(2,280)
Net book balance	36	2,717	9,970	819	13,542	—	13,542
At June 30, 2014
Total cost	752	4,792	18,775	1,249	25,568	—	25,568
Accumulated depreciation	(716)	(2,075)	(8,805)	(430)	(12,026)	—	(12,026)
Net book balance	36	2,717	9,970	819	13,542	—	13,542
At June 30, 2015
Opening balance	36	2,717	9,970	819	13,542	—	13,542
Acquisitions	—	508	222	122	852	156	1,008
Disposals (i)	—	(723)	(833)	(241)	(1,797)	—	(1,797)
Transfers	—	156	—	—	156	(156)	—
Depreciation	(4)	(456)	(1,569)	(122)	(2,151)	—	(2,151)
Net book balance	32	2,202	7,790	578	10,602	—	10,602
At June 30, 2015
Total cost	752	4,733	18,164	1,130	24,779	—	24,779
Accumulated depreciation	(720)	(2,531)	(10,374)	(552)	(14,177)	—	(14,177)
Net book balance	32	2,202	7,790	578	10,602	—	10,602
Annual depreciation rates (weighted average) – %	18	10	18	10	—	—

(i) Disposals occurred in 2015 were mainly due to the sale of Cremaq farm in the amount of R$1,451.

Management reviewed the residual value and the estimated useful lives of vehicles and agricultural machinery, according to market value evaluation conducted through surveys carried out by the Group, also taking into consideration the conditions of use of this equipment, and concluded that there is no indication of impairment loss for the year ended June 30, 2015.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

16.     Payables for purchase of farms

	Index	2015	2014
Fazenda Alto Taquari Farm	*100% do CDI	29,023	26,060
Fazenda Nova Buriti Farm	**IGP-M	19,817	18,760
		48,840	44,820

References:

*CDI – Interbank Deposit Certificate Rate

**IGP-M – Market General Price Index

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses.

17.     Trade accounts payables

At June 30, 2015, the Company’s balance of trade accounts payable is as follows:

	2015	2014
Raw materials and services	5,238	6,908
Lease transactions with third parties	307	1,250
	5,545	8,158

18.     Loans and financing

	Bank	Maturity	Annual interest rates and charges – %	2015	2014
Current
Financing for agricultural costs	BNB (i)	Nov-15	7.51 to 15.12 TJLP + 3.45 and 4.45 SELIC + 3,45	25,595	44,712
Bahia Project Financing	BNB(ii) Itaú(iv) e HSBC(v)	Dec-15	Pre 4.00 to 8.50	9,469	12,742
Working capital financing	Santander	Sept-15	83.48%CDI	5,066	—
Working capital financing (USD) (a)	Santander	Sept-15	1.6905	4,832	—
Financing of Machinery and Equipment – FINAME	Itaú (iii)	Dec-15	TJLP + 5.50 to 8.70	943	1,814
Financing of sugarcane	Itaú e Santander (vi)	Jul-15	TJLP + 3.00 to 4.40	1,620	2,985
Financial lease sugarcane crop – Partnership III	Brenco	Nov-18	6.92%	3,375	—

				50,900	62,253

Non-current
Financing of sugarcane	Itaú e Santander (vi)	Feb-20	TJLP + 3.00 to 4.40	1,716	1,610
Financing of Machinery and Equipment – FINAME	Itaú (iii)	Nov-16	TJLP + 5.50 to 8.70	113	1,056
Bahia Project Financing	BNB(ii) Itaú(iv) e HSBC(v)	Oct-20	TJLP + 3.45 and 4.45 SELIC + 3.45 Pre 4.00 to 8.50	53,149	55,243
Financial lease sugarcane crop – Partnership III	Brenco	Nov-18	6.92%	4.201	—

				59,179	57,909

				110,079	120,162

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

(a)    Financing in U.S. dollars and stated in reais

Guarantees

(i)           The financing of cost of current harvest is guaranteed by mortgage of registrations of Chaparral farm. The financing for the opening of area and for the Jatobá farm from BNB are guaranteed by the registrations of the related farms.

(ii)          BNB financing require the maintenance of deposits in liquidity funds in accounts remunerated by CDI. The balances at June 30, 2015 and 2014 are disclosed in Note 11.

(iii)        For FINAME contracts, the financed machinery and equipment were provided as collateral. These are all held as chattel mortgage until the final settlement of contracts.

(iv)        FINEM-BNDES financing for opening of Jatobá farm is guaranteed by the mortgage of Preferência farm.

(v)          HSBC-BNDES financing for  Chaparral farm silo is guaranteed by the mortgage of Chaparral Farm.

(vi)        The financing Santander-Pró Renova for sugarcane cost is guaranteed by the mortgage of Araucária Farm.

At June 30, 2015 amounts due by maturity are as follows:

1 year	50,900
2 years	15,973
3 years	14,659
4 years	13,854
5 years	12,690
Above 5 years	2,003

110,079

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. At June 30, 2015 and 2014 the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

Changes in loans and financing during the year ended June 30, 2015 are as follows:

At June 30, 2014	Previous balance	Proceeds	Payment of principal	Payment of interest	Interest accrued	Foreign exchange variation	Final balance
Finance for agricultural costs	44,712	54,257	(72,747)	(4,084)	3,457	-	25,595
Bahia Project Financing (a)	67,985	23,929	(24,104)	(11,066)	5,874	-	62,618
Working Capital Financing	-	4,944	-	-	122	-	5,066
Working Capital Financing (USD)	-	5,004	-	-	53	(225)	4,832
Financing of Machinery and Equipment – FINAME	2,870	-	(1,759)	(181)	126	-	1,056
Financing of Sugarcane	4,595	1,697	(2,793)	(351)	188	-	3,336
Financial Lease - Sugarcane Crop - Partnership III	-	7,576	-	-	-	-	7,576
At June 30, 2015	120,162	97,407	(101,403)	(15,682)	9,820	(225)	110,079

a)    Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

19. Taxes payable

	2015	2014
Tax on services – ISS payable	346	91
PIS/COFINS / Withheld social contributions (INSS)	159	83
State VAT – ICMS payable	308	—
Funrural payable	626	127
Taxes on sales – Pis and Cofins payable	10,780	664
Income and social contribution taxes	11,086	5,527
Other taxes payable	72	9
Total current	23,377	6,501
Income and social contribution taxes	1,508	2,482
Total non-current	1,508	2,482

20. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is different from that adopted by the Company, which ends June 30 of each year.

The changes in deferred income tax and social contribution tax assets and liabilities for the periods ended June 30, 2015 and without taking into consideration offsetting of balances in the same tax jurisdiction, are as follows:

	2015	2014
Assets
Non-Current
Tax loss carryforwards	46,950	54,445
Contingency, provision for bad debts and bonuses	6,794	10,324
Hedge	1,234	—
Provision for onerous contracts, loss on sale of PPE – useful life	448	197
Difference in the cost of farms	170	170
	55,596	65,136
Liabilities
Non-Current
Biological assets	1,039	2,889
Hedge	—	580
Provision of residual value and useful life of PPE assets	1,607	1,782
Accelerated depreciation of assets for rural activity	9,813	16,331
	12,459	21,582
Net balance	43,137	43,554

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The net changes in deferred income and social contribution taxes are as follows:

At June 30, 2013	25,216
Tax loss carryforwards	17,790
Biological assets and agricultural products	787
Hedge, contingency, provision for bad debts and fair value	(1,272)
Provision for onerous contract	197
Accelerated depreciation	836

At June 30, 2014	43,554
Tax loss carryforwards	(7,495)
Biological assets and agricultural products	1,850
Contingency, provision for bad debts and fair value	(3,530)
Hedge	1,814
Provision for onerous contract	251
Accelerated depreciation	6,693

At June 30, 2015	43,137

The estimated years of realization of deferred tax assets are as follow:

2015
2016	4,462
2017	1,840
2018	2,407
2019	3,120
2020	4,701
2021 to 2025	39,066

55,596

The Company and its subsidiaries opted for  the Transitional Tax Regime (RTT) in the fiscal years 2014 and 2013. The RTT allows the legal entity to eliminate the accounting effects from Law No. 11638/07 and Law No. 11941/09 (basis for the adoption of IFRS), through records in the Taxable Profit Control Register  (LALUR) and auxiliary controls.

On May 13, 2014, Law No. 12973 (conversion of Provisional Measure No. 627), among other matters, provided for  the extinction of RTT and introduced a new regime in which the determination of Taxable Profit and CSLL calculation basis shall be directly made as from the corporate profit (Accounting SPED - ECD), and the neutralization of the effects of new accounting methods and criteria, in the cases established in Law, through additions/exclusions in Tax Accounting Bookkeeping (SPED - ECF), together with the other adjustments previously established in Income Tax legislation.

The law went into effect on January 1, 2015, so that we carried out our analyses for June 2015 based on the new instructions introduced by Law No. 12973/2014.

The Company completed the analysis of the impacts arising from the provisions of the aforementioned Law, both on its financial statements and on its internal control structure. Considering that the result from this analysis did not present material tax effects, the Company decided not to early adopt the rules and provisions established in the new legislation for fiscal year 2014.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

21.     Equity

a)     Capital (number of shares)

Shareholder	2015	2014
Cresud S.A.C.I.F.Y.A	23,150,050	23,150,050
	23,150,050	23,150,050
Board of Directors	6,562,500	6,840,300
Executive Board	4,100	500
Officers	6,566,600	6,840,800
Treasury	20,000	195,800
Free floating	28,489,950	28,235,750
Total shares of paid up capital	58,226,600	58,422,400
Total outstanding shares	28,489,950	28,235,750
Outstanding shares as percentage of total shares(%)	49	48

At June 30, 2015, 2014 and 2013, the Company’s authorized and paid up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, upon Board of Directors resolution.

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

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

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

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares. The detailed information of the second issue market value of these subscription warrants is shown in the table below:

	First tranche
BrasilAgro	2015	2014
Price of share	11.15	9.60
Issue date (day/month/year)	28/04/2006	28/4/2006
Maturity date (day/month/year)	27/04/2021	27/4/2021
Exercise price at year end—R$/share	16.72	15.36
Number of outstanding shares (“000 shares)	58,227	58,422
Percentage limit of capital shares to be issued upon exercise (percentage of new capital)—%	20	20
Number of shares to be issued upon exercise (‘000 shares)	26,366	14,606
Number of outstanding warrants (‘000 bonus)	256,000	256,000

The outstanding subscription warrants of second issue are 256,000, and there were no changes in the number of outstanding subscription warrants for the years ended June 30, 2015 and 2014. The subscription warrants of second issue grant their holders the right to subscribe shares issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the subscription warrants of second issue.

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

c)        Stock option plan – stock option

The information on the stock option plan and issue of new grants are described in Note 25.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

d)       Legal reserve and retained profits reserve

Pursuant to article 193 of Law No. 6404/76 and article 36, item (a), 5% (five per cent) of the Company’s net income  at the end of each year must, before any other allocation,  be used to set up a legal reserve, which shall not exceed 20% (twenty percent) of capital.

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

e)        Dividends

Pursuant to article 36, of the Company’s Bylaws, income  for the year shall be allocated as follows: (a) 5% (five percent) of net income for the constitution of legal reserves, up to the limit of 20% (twenty percent) of share capital ; (b) 25% (twenty five percent) of adjusted net income, after the deduction addressed in item (a) above, shall be allocated to the payment of mandatory dividends and (iii) the remaining portion of adjusted net income, after the deduction addressed in item (b) above, may  be allocated to the reserve for investment and expansion.

On October 29, 2013, the Board of Directors approved total payment of dividend for the year ended June 30, 2013 in the amount of R$5,883, paid on January 10, 2014.

	2015	2014	2013
Profit (loss) for the year	180,810	(13,362)	28,727
(-) Absorption of accumulated losses	(10,988)	2,374	(20,470)
Adjusted income (loss) at end of year	169,822	(10,988)	8,257

(-) Constitution of legal reserves (5% of net income)	(8,491)		(413)
Adjusted net income	161,331		7,844

(-) Minimum mandatory dividends - 25% of adjusted net income	(40,333)		(1,961)
(-) Proposed additional dividends - 25% in 2015 (50%, in 2013) of adjusted net income	(40,333)		(3,922)

Proposed dividends – 50% in 2015 (75% in 2013) of adjusted net income	(80,666)		(5,883)

Constitution of reserve for investments and expansion	80,665		1,961

Dividend per share (R$)	1.39		0.10

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

f)        Other comprehensive income (loss)

At June 30, 2014, (R$3,335) was recorded relating to the effects of variation of the foreign exchange rate resulting from the translation of Cresca’s financial statements.

At June 30, 2015, the effects from foreign exchange rate variation arising from the translation of  Cresca financial statements for the year amounted to R$27,865, and the accumulated effect reached R$36,268.

g)        Treasury shares

On January 27, 2015, the Company disclosed to the Market through a “Material News Release”, the cancellation of 195,800 (one hundred and ninety five thousand and eight hundred) common shares which were in treasury ("Shares") in the amount of R$1,934. The Shares were acquired through the repurchase plan of common shares issued, as approved at the Company’s Board of Directors meeting held on September 2, 2013.

On June 25, 2015, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease. At June 30, 2015, there were two repurchase transactions in the total of 20,000 (twenty thousand shares) and market value of R$224.

The Company’s capital of R$584,224 had no changes due to the cancellation of shares, but shall be divided by the 58,226,600 (fifty eight million two hundred and twenty-six thousand and six hundred) remaining common shares.

22.     Segment information

The segment information is presented consistently with the internal report provided by the main operating decision maker, that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

The segment information is based on information used by BrasilAgro Executive Board to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has three segments, namely: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.The main activity of the grains segment is the production and sale of soybean and corn.

The Sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The selected P&L, assets e liabilities information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	June 30, 2015						June 30, 2014
			Agricultural activity						Agricultural activity
	Total	Real estate	Grains	Sugarcane	Other	Not allocated	Total	Real estate	Grains	Sugarcane	Other	Not allocated

Net revenue	174,351	—	116,289	52,925	5,137	—	131,314	—	91,645	38,235	1,434	—
Gain on sale of farms	193,464	193,464	—	—	—	—	21,845	21,845	—	—	—	—
Change in fair value of biological assets and agricultural products	9,788	—	6,031	4,053	(296)	—	1,092	—	2,059	(719)	(248)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	(3,038)	—	(3,036)	—	(2)	—	(2,043)	—	(2,040)	—	(3)	—
Cost of sales	(170,489)	—	(112,714)	(52,799)	(4,976)	—	(138,535)	—	(98,529)	(34,790)	(5,216)	—

Gross profit (loss)	204,076	193,464	6,570	4,179	(137)	—	13,673	21,845	(6,865)	2,726	(4,033)	—
Operating income (expenses)
Selling expenses	(9,006)	(3,168)	(5,762)	—	(76)	—	(10,239)	(2,430)	(7,283)	—	(526)	—
General and administrative expenses	(29,360)	—	—	—	—	(29,360)	(30,378)	—	—	—	—	(30,378)
Other operating income (expenses), net	(3,422)	—	—	—	—	(3,422)	285	—	—	—	—	286
Equity pick up (ii)	(4,355)	—	—	—	—	(4,355)	(704)	—	—	—	—	(705)

Operating income (loss)	157,933	190,296	808	4,179	(213)	(37,137)	(27,363)	19,415	(14,148)	2,726	(4,559)	(30,797)
Financial income (expenses), net
Financial income	122,552	5,099	15,693	—	—	101,760	40,051	714	8,556	—	—	30,781
Financial expenses	(89,914)	(6,338)	(17,598)	—	—	(65,978)	(41,611)	(3,439)	(5,009)	—	—	(33,163)

Profit (loss) before income and social contribution taxes	190,571	189,057	(1,097)	4,179	(213)	(1,355)	(28,923)	16,690	(10,601)	2,726	(4,559)	(33,179)
Income and social contribution taxes (i)	(9,761)	(7,347)	373	(1,421)	72	(1,438)	15,561	(1,039)	3,604	(927)	1,550	12,373

Profit (loss) for the year	(180,810)	181,710	(724)	2,758	(141)	(2,793)	(13,362)	15,651	(6,997)	1,799	(3,009)	(20,806)

Total assets	1,017,840	532,925	44,414	44,106	1,190	395,205	828,382	402,555	55,939	38,625	2,288	328,975
Total liabilities	265,734	111,458	25,595	10,912	—	117,769	244,476	112,805	46,901	2,985	—	81,785

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

	June 30, 2013
			Agricultural activity
	Total	Real estate	Grains	Sugarcane	Other	Not allocated
Net revenue	185,647	—	123,237	61,022	1,388	—
Gain on sale of farm	54,815	54,815	—	—	—
Change in fair value of biological assets and agricultural products	2,289	—	(22,681)	25,060	(90)	—
Reversal of provision of agricultural products after harvest	1,659	—	1,659	—	—	—
Cost of sales	(170,643)	—	(105,401)	(61,157)	(4,085)	—

Gross profit (loss)	73,767	54,815	(3,186)	24,925	(2,787)	—
Operating revenue (expenses)
Selling expenses	(14,028)	(4,294)	(9,790)	(68)	124	—
General and administrative	(29,233)	—	—	—	—	(29,233)
Other operating revenue	(3,539)	—	—	—	—	(3,539)

Operating results	(26,967)	50,521	(12,976)	24,857	(2,663)	(32,772)
Net financial income
Financial income	38,000	148	14,656	—	—	23,196
Financial expenses	(38,591)	(17)	(19,856)	—	—	(18,718)

Profit/loss before taxation	26,376	50,652	(18,176)	24,857	(2,663)	(28,294)
Income tax and social contribution (i)	2,351	(17,222)	6,180	(8,451)	905	20,939

Profit (loss) for the year	28,727	33,430	(11,996)	16,406	(1,758)	(7,355)

Total assets	770,830	472,838	112,974	47,930	—	137,088
Total liabilities	183,845	101,363	31,403	7,804	—	43,275

(i)  The income and social contribution taxes of the real estate refer to the receipts from the sale of farm and leases.

(ii) Refers to equity pickup on Cresca Joint Venture. See Note 13.

The balance sheet accounts are represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

23.     Revenues

	2015	2014	2013
Sales of grains	121,791	95,896	128,941
Sales of sugarcane	54,396	39,406	62,583
Lease	3,204	1,143	1,261
Other revenue	4,374	1,730	1,253
Gross operating revenue	183,765	138,175	194,038
Sales deductions
Taxes on sales	(9,414)	(6,861)	(8,391)
	(9,414)	(6,861)	(8,391)
Net revenue	174,351	131,314	185,647

24.     Expenses by nature

	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	26,702	—	1,295	27,997
Personnel expenses	7,652	—	17,971	25,623
Expenses with services provider	50,441	—	5,436	55,877
Lease	—	—	648	648
Cost of agricultural products	82,227	—	—	82,227
Freight and storage	—	8,888	—	8,888
Allowance for doubtful accounts	—	846	—	846
Sale of farm—commission	—	4,294	—	4,294
Maintenance, travel expenses and other	3,621	—	3,883	7,504
At June 30, 2013	170,643	14,028	29,233	213,904
Depreciation and amortization	20,313	—	1,118	21,431
Personnel expenses	6,377	—	19,589	25,966
Expenses with services provider	37,150	—	4,841	41,991
Leasing	4,363	982	698	6,043
Cost of agricultural products	66,721	—	—	66,721
Freight and storage	—	7,793	—	7,793
Allowance for doubtful accounts	—	(525)	—	(525)
Onerous contracts	—	579	—	579
Sale of farm—commission	—	1,410	—	1,410
Maintenance, travel expenses and other	3,611	—	4,132	7,743
At June 30, 2014	138,535	10,239	30,378	179,152
Depreciation and amortization	20,973	—	1,249	22,222
Personnel expenses	8,313	—	19,543	27,856
Expenses with services provider	46,829	—	4,077	50,906
Leasing	3,931	—	713	4,644
Cost of agricultural products	86,258	—	—	86,258
Freight and storage	—	6,686	—	6,686
Allowance for doubtful accounts	—	2,731	—	2,731
Onerous contracts	—	(579)	—	(579)
Sale of farm—commission	—	168	—	168
Maintenance, travel expenses and other	4,185	—	3,778	7,963
At June 30, 2015	170,489	9,006	29,360	208,855

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

25.     Management compensation

The expenses associated with Management compensation were recorded under “General and administrative expenses” and are as follows:

	2015	2014	2013
Board of directors and executive board compensation	3,107	3,622	3,435
Bonuses	5,261	4,924	4,782
Global compensation	8,368	8,546	8,217
Grant of shares	82	816	1,261
	8,450	9,362	9,478

The global compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2015 in the amount of R$9,500, was approved at the Annual General Meeting held on October 27, 2014.

Stock option plan

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

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The table below presents the changes in the stock option plan per granting:

	First grant	Second grant	Third grant	Total
Outstanding on July 1, 2013	370,007	315,479	315,479	1,000,965
Cancelled	—	(54,527)	(54,527)	(109,054)
Expired	(68,159)	—	—	(68,159)
Outstanding at June 30, 2014	301,848	260,952	260,952	823,752
Exercisable at June 30, 2014 (vested)	301,848	—	—	301,848
Outstanding on July 1, 2014	301,848	260,952	260,952	823,752
Cancelled	—	—	—	—
Expired	(68,159)	(54,527)	(54,527)	(177,213)
Outstanding at June 30, 2015	233,689	206,425	206,425	646,539
Exercisable at June 30, 2015 (vested)	233,689	206,425	206,425	646,539

       The table below presents the information on the Program and assumptions used for valuation:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of year	8.95	8.95	8.95
Free risk interest rate %	11.36	9.37	9.12
Contractual period for exercise	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market – %	67.48	41.62	40.50
Number of outstanding options	233,689	206,425	206,425
Number of options to be exercised	233,689	206,425	206,425
Estimated fair value on the grant date (R$/share)	6.16	3.60	4.08

26.     Other income (expense), net

	2015	2014	2013
Gain / loss on sale of fixed assets	(361)	(1,522)	204
Write-off of intangible asset - Cresca Agreement (Note 14)	(612)	-	-
Provisions for legal claims (Note 30)	(111)	1,229	(3,743)
Farm Horizontina (a) (Note 30.c)	(1,240)	-	-
Others	(1,098)	578	-
	(3,422)	285	(3,539)

(a) Payment for prosecution of hereditary rights over part of Horizontina Farm;

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

27.     Financial income and expenses

	2015	2014	2013
Financial Income
Interest on marketable securities	9,325	9,484	5,598
Interest on receivables	4,637	2,635	11,029
Foreign exchange variation	14,720	6,011	5,116
Gain on remeasurement of receivables from sale of farms and machinery (i)	41,530	19,086	214
Realized profit from derivative transactions (Note 6)	24,204	—	—
Unrealized profit from derivative transactions (Note 6)	28,136	2,835	16,043
	122,552	40,051	38,000
Financial Expenses
Marketable securities charges	(66)	(180)	(1,083)
Bank charges	(1,674)	(762)	—
Interest accrued	(13,895)	(10,674)	(8,456)
Monetary variation	(2,967)	(2,328)	(1,545)
Foreign exchange variation	(8,139)	(5,688)	(3,121)
Loss on reameasurement of receivables from sale of farms and machinery (i)	(23,234)	(13,561)	(3,380)
Realized loss from derivative transactions (Note 6)	(6,468)	(6,699)	(16,622)
Unrealized loss from derivative transactions (Note 6)	(33,471)	(1,719)	(4,384)
	(89,914)	(41,611)	(38,591)
Financial income (expense), net	32,638	(1,560)	(591)

(i)     The amounts are presented net on the statement of cash flows.

28.     Income and social contribution taxes

	2015	2014	2013
Income (loss) before income and social contribution taxes	190,571	(28,923)	26,376
Combined nominal rate of income tax and social contribution taxes-%	34%	34%	34%
	(64,794)	9,834	(8,968)
Equity pick up	(1,481)	(240)	—
Management bonus	(1,789)	(1,674)	(1,474)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue(*)	60,123	8,345	14,702
Reversal of management bonus – permanent	—	—	(1,000)
Income tax credit not approved	—	—	(547)
Other permanent additions	(1,820)	(704)	(362)
Income and social contribution taxes for the year	(9,761)	15,561	2,351
Current	(9,344)	(2,777)	(7,905)
Deferred	(417)	18,338	10,256
	(9,761)	15,561	2,351
Effective rate	-5%	-54%	9%

(*)    For some of our subsidiaries, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue “lucro-presumido”, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% from sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at rate a lower rate than if taxable profit were based on accounting records.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

29.     Earnings (loss) per share

	2015	2014	2013
Profit (loss) attributable to equity holders of the parent	180,810	(13,362)	28,727
Weighted average number of common shares issued (thousands)	58,233	58,292	58,422
Effect from dilution – shares	26	70	23
Antidilutive effect	—	(70)	—
Weighted average number of common shares issued adjusted by the dilution effect	58,259	58,292	58,445
Basic earnings per share	3.10	(0.23)	0.49
Diluted earnings per share	3.10	(0.23)	0.49

a)       Basic

Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders of the Company, by the weighted average number of common shares issued during the year. Due to the loss for the year, the shares with potential dilution are not considered when there is loss, since they would have an antidilutive impact.

b)       Diluted

           Diluted earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of common shares outstanding during the year plus the weighted average number of shares that would be issued when converted all potential dilutive shares into shares.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

30.     Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company’s external legal advisors.

Probable likelihood of loss

At June 30, 2015, the Company recorded a provision of R$3,684 (R$3,573 at June 30, 2014) related to legal and administrative proceedings whose likelihood of loss was considered probable, as summarized below:

	Labor (a)	Environmental (b)	Tax (c)	Civil (d)	Total
At June 30, 2013	593	2,396	1,813	—	4,802

Additions	311	—	1,450	603	2,364
Monetary restatement	234	—	65	—	299
Reversal/payments	(556)	(2,396)	(940)	—	(3,892)

At June 30, 2014	582	—	2,388	603	3,573

Additions	203	—	2,093	1,240	3,536
Monetary restatement	67	—	877	—	944
Reversal/payments	(341)	—	(2,185)	(1,843)	(4,369)

At June 30, 2015	511	—	3,173	—	3,684

(a)      Labor claims

At June 30, 2015, the Company and its subsidiaries, supported by the opinion of its external legal advisors, recorded a provision for labor claims in the amount of R$511 to cover those filed by former employees and third parties. In most of the cases, the Company and its subsidiaries are vicariously liable for such claims, since the discussion involves possible rights between third party companies and their former employees.

(b)      Tax suits

At June 30, 2015, the Company recorded provision for tax suits in the amount of R$3,173. The amount of R$2,979 refers especially to the alleged levy of social security taxes on payments to the Company’s foreign members of the Board, and the balance of R$194 refers to tax administrative proceedings under discussion, particularly involving the levy of ICMS on operations at Araucária Farm, State of Goiás. In March 2015, the Company considered that three of the five proceedings challenged by the Goiás State Finance Office had grounds, thus opting to pay the related tax amount. The contingency set up for these cases was reversed at June 30, 2015.

(c)      Civil suits

At June 30, 2015, the Company reversed the balance of provision for civil contingency in the amount of R$603 related to fine due for alleged noncompliance with a contractual obligation taken on by the Company in the rural lease agreement executed in 2012 involving Horizontina Farm. On the other hand, the Company estimated a loss on doubtful accounts in the amount of R$3.000 as set forth in Note 7.

In November 2013, the Purchaser filed an injunctive relief for anticipated production of evidence, in  progress at    the Court of the Judicial District of Tasso Fragoso/MA, aiming at judicial approval of expert evidence determining noncompliance with the obligation taken on to open, clean and prepard the area.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The Company deemed adequate to set up a provision for such amount due to the possibility of a legal discussion,  since the obligation to open an area, taken on  by the Company under the Contract, will possibly be challenged in courts by the Purchaser.

In March 2013, the Company is a defendant in legal suit filed by alleged owner of birthrights on a portion of Horizontina Farm, alleging birthrights in relation to 900 hectares of the property, claiming the block of registrations 1744 and 1745. Based on the facts presented by the former owner as well as on the analysis of the suit by the external legal advisors, specialists in landholding legislation, the Company classified the contingent liability as remote loss from the beginning of the suit to September 30, 2014. Considering the cost benefit analysis of maintaining the suit in progress, the Company opted to pay R$1,240 to the plaintiffs, R$1,000 of which was addressed to the plaintiffs and R$240 to their lawyers (Note 26). The payment prompted the plaintiff to discontinue proceedings, the contingent liability was written off and the Company recorded the payment under other operating expenses.

 Possible likelihood of loss

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings which are not provisioned, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2015	2014
Civil (a)	13,129	12,080
Tax (b)	9,275	8,517
Labor (c)	808	1,125
Environmental (d)	279	3,468
	23,491	25,190

(a)      Civil

At June 30, 2015, the Company and its subsidiaries are parties to civil claims in the amount of R$13,129 (R$12,080 at June 30, 2014) referring mainly to: (i) declaration of nullity of acknowledgement of debt due to the purchase and sale of rice, (ii) suspension of protest of promissory note provided as guarantee upon the acknowledgement of debt arising from purchase and sale of rice , (iii) injunctive relief for anticipated production of evidence  aiming at legal approval of expert evidence determining noncompliance with the obligation taken on to open, clean and prepare the area at Nova Horizontina farm, (iv) compensation  for pain and suffering and property damages, allegedly suffered due to a road accident occurred with an employee of a Company’s service provider in Araucária Farm, on October 29, 2011 and (v) annulment of the legal business of purchase and sale of one of the properties of Chaparral Farm, due to challenge by the seller of the validity of his representation when the property deed was drawn up; and (vi) compensation for property damages, loss of profit, pain and suffering, and esthetical damage, which led to  a request for life annuity due to the accident occurred with the employee of a Company’s service provider at Cremaq Farm.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

(b)      Tax

At June 30, 2015, the Company and its subsidiaries are parties to legal and administrative tax proceedings in the amount of R$9,275 (R$8,517 at June 30, 2014), comprising mainly lawsuits related to  (i) non-compliance statement aiming to overturn the interlocutory decision that partially approved the credit from income tax losses carry forward for the fourth quarter of 2007 and consequently not approving the Company offsets of the aforesaid credits; (ii) action filed aiming at the annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; (iii) tax notice served for collection of ICMS tax credit on products exported by the Company; (iv) tax notice aiming at the collection of tax credit; (v) tax notice  aiming at the collection of ICMS tax credits, in the amount of R$209, based on the understanding that the Company did not  reverse  ICMS credits, arising from the allegedly undue bookkeeping of credits on capital expenditures, since it did not provide the CIAP book model "C", related to the period from January 1 to December 31, 2012; (vi) tax notice  for collection of ICMS tax credit, based on the understanding that the Company shipped primary products to exporters for the specific purpose of export, alleging that these products were not shipped abroad within the period of 180 (one hundred and eighty) days from the exit of the goods.

(c)      Labor

        At June 30, 2015, the Company and its subsidiaries are parties to labor claims in the amount of R$808 (R$1,125 at June 30, 2014) filed by former employees and third parties, mainly claiming indemnities and the recognition of employment relationship.

(d)      Environmental

At June 30, 2015, the Company and its subsidiaries are parties to environmental suits in the amount of R$279 (R$3,468 at June 30, 2014), related to tax notice served for alleged noncompliance with embargo at São Pedro Farm and alleged violation of environmental license pre-requisites  of  Preferência Farm.

The Company filed an annulment suit before the Federal Justice of Goiânia, State of Goiás, aiming at the annulment of tax notice for alleged degradation of permanent preservation area at São Pedro Farm. On October 15, 2013, the Company made the judicial deposit in the amount of R$3,056 corresponding to the fine applied, on November 4, 2014, the Company made a judicial deposit in the amount of R$1,030, corresponding to supplementary amount to the fine applied.

In 2015, the contingency related to this process was converted into remote, due to the interlocutory decision declaring the annulment of the tax notice which resulted in the application of fine, including its unenforceability.

Judicial deposits

At June 30, 2015, the Company has judicial deposits in the total amount of R$5,811 (R$4,644 at June 30, 2014), of which R$864 related to tax suits, R$328 related to labor claims, R$112 related to civil suits and R$4,507 related to environmental suits.

 BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

31.     Commitments

a) Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quote on the Chicago Board of Trade (“CBOT”). The price established in U.S. dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered as expected.

At June 30, 2015 commitments signed reached 17,940 tons of soybean.

Corn is sold to inumerous clients and the price is established in reais upon the sale. At June 30, 2015 commitments signed reached 14,203 tons of corn.

b) Contracts of sugarcane supply between BrasilAgro and Brenco Companhia Brasileira de Energia Renovável

In March 2008, the Company is a party to two contracts for the exclusive supply to Brenco Companhia Brasileira de Energia Renovável of the Copmany’s total production of sugarcane over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable as agreed by and between the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second to approximately 3,669 hectares at Alto Taquari farm. The price per ton, addressed by  these agreements, is determined based on Total Sugar Recoverable (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, less sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the domestic and foreign market, in each case.

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (CONSECANA), for the year ended June 30, 2015, sales of sugarcane production amounted to R$52.9 million, representing 30% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production in the long term.

June 30, 2015	June 30, 2014	June 30, 2013
54,396	39,406	62,583

Exclusive gross billing of sugarcane to the company Brenco Companhia Brasileira de Energia Renovável

The table above shows the amounts corresponding to 830,204 tons of sugarcane delivered in the current year up to June 30, 2015, 570,820 tons of sugarcane delivered up to June 30, 2014 and 1,047,791 tons of sugarcane delivered up to June 30, 2013. The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date. There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

c)   Lease agreement - Partnership (II)

	June 30, 2015	June 30, 2014	June 30, 2013
Lease agreement	307	294	-

On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piauí. The partnership shall be effective for 11 (eleven) crop years, beginning on the date of its execution and ending by June 1, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other crops, and shall not exceed the term of the agreement.

This partnership agreement complies with the definition of operating lease. The payment will always be in kind (soybean grains), to be deposited until June 30 of each crop year in a warehouse not farther than 100 km (one hundred kilometers) of paved road from the partnership area or not farther than 100 km of unpaved road with a cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables, namely: the productivity and the area effectively planted. According to such agreement, the minimum quantity to be paid in the long term would correspond to 539,078 bags, of which 59,898 bags of soybean in up to one year,  299,488 bags of soybean from one to five years and 179,693 bags of soybean with more than five years up to the end of the agreement .

d)       Lease agreement - Jatobá Farm

	June 30, 2015	June 30, 2014	June 30, 2013
Lease revenue	2,304	-	-

On November 7, 2014 the Company executed a sub-lease agreement for third parties related to an area of 6,746.55 hectares owned by Jatobá farm, located in the municipality of Jaborandi,  state of Bahia. This agreement shall be effective as from the date of its execution and its termination is expected for September 30, 2015, when the mentioned area may be returned to BrasilAgro or acquired by the sub-lessee, in connection with  the purchase of land option included in the agreement. The amount of R$3,200 related to the sub-lease was received in advance. This lease agreement complies with the definition of an operating lease.

The agreement also addresses the purchase option of 2 (two) areas more owned by Jatobá farm, one of them totaling 6,984 hectares and the other 17,876 hectares.

The mentioned agreement was dissolved  on July 1, 2015.

e)        Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with Brenco Companhia Brasileira de Energia Renovável.

A rural subpartnership agreement was entered into to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The subpartnership starts on the date of execution and is to end by  March 31, 2026. The areas shall be used for plantation  of sugarcane crops and cannot exceed the duration of the agreement. This partnership contract meets the definition of operating lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável, located near the farms, during the harvesting period. The quantity to be paid during the effectiveness of the agreement shall be established in tons per hectare and varies according to the area being explored. According to this contract the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by Brenco Companhia Brasileira de Energia Renovável in the properties addressed by the subpartnership agreement described above. Such agreement contract meets the definition of financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável during the harvest period of the product. According to this contract the quantity to be paid in the long term corresponds to 127,699 tons of sugarcane, of which 41,470 tons in up to one year and, 86,229 tons from one to five years.

	June 30, 2015	June 30, 2014	June 30, 2013
Financial lease (sugarcane crop)	7,576	-	-

The third agreement regulates the exclusive supply to Brenco Companhia Brasileira de Energia Renovável of the total sugarcane production in the properties included in the subpartnership agreement, for  two crop cycles. One cycle shall be effective until the depletion of the already existing sugarcane crops and another cycle for the sugarcane to be planted by BrasilAgro.

32.     Transactions with related parties

a) The primary related party transactions are as follows:

	2015	2014
Current assets
Cresud (a.i)	856	723
	856	723
Noncurrent assets
Cresca (b.i) (Note 4.3.a)	39,060	26,068
	39,060	26,068
Current liabilities – trade accounts payable
Cresud (a.i) (Note 4.3.a)	480	218
Cresca acquisition – Cresud Group (a.ii) (Note 4.3.a)	—	33,019
	480	33,237

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

	2015	2014	2013
Statement of operations
Cresud (a.ii)	(2,383)	1,194	—
Futures and options	(138)	(55)	—
	(2,521)	1,139	—

(a.i)    Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

(a.ii)   Financing fully repaid to Cresud – R$18,037, discounted at present value, maturing on 12/12/2014 restated  on the foreign exchange variation (US$) and interest of 7.0% p.a.; acquisition of 50% interest in joint venture payable to Cresca – R$10,663 discounted at present value, maturity  on 12/12/2014, restated on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(b.i)   Accounts receivable from Cresca for assumption of financing from the company Helmir – R$34,147, maturity at 12/31/2016 restated on the foreign exchange variation (US$) and interest of 12% p.a.; and intercompany loan receivable from Cresca granted on 12/23/2013 in the amount of R$4,913, with interest of 12% p.a. and indefinite maturity.

b)  Dividends payable to related party

On June 30, 2015 the Company has a balance of dividends payable in the amount of R$40,358, of which R$16,036 corresponds to the 39.76% stake of its shareholder Cresud S.A.

33.     Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for vehicles and machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2015:

Insurance type	Coverage - R$
Vehicles	1,694
Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	2,184
Fire/lightning/explosion/electrical damage (office)	600
39,478

Given their nature, the assumptions adopted are not part of the scope of the audit of the financial statements. As a consequence, they were not audited by our independent auditors.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except if stated otherwise)

34.      Subsequent events

Repurchase of shares program

In accordance with the repurchase program of share, the Company may repurchase 3,491,550 outstanding common shares issued by the Company in accordance with Minutes of the Board of Directors meeting held on September 3, 2015. To the date of publication of these financial statements, total shares bought back by the Company reached 455,700 in the amount of R$5,068.

Collection of IRPJ and CSLL

On July 20, 2015, the Company and its subsidiary Jaborandi Ltda. obtained reimbursement related to accumulated credits on negative balances of IRPJ and CSLL. The amounts included in the requests were: R$1,839 for calendar years 2012 and 2013, and the amount of R$165 in Jaborandi Ltda. related to calendar year 2013.

Payment of financing

After June 30, 2015, the Company and its subsidiary Jaborandi Ltda. settled financing contracts for funding of crops and working capital with Banco do Nordeste – BNB and Santander, respectively (Note 18) in the total amount of R$34,725 related to the principal and R$2,443 related to interest.

Stock options

On August 7, 2015, the officers exercised the stock option for 233,689 shares in the amount of R$2,006, related to the First Program of Grant of Stock Options.

Release of restricted marketable securities for the sale of Cremaq farm

On July 10, 2015 the amount of R$159,414, representing 78.16% of the balance of the blocked account related to the   partial record of the registrations on behalf of the purchaser. The remaining balance shall be released through the record  of the remaining registration and of conditions precedent defined in the agreement, according to Note 1.1.

Payment of Finance Alto Taquari

On September 17, 2015, the previous owners finalized the transfer of the indenture of Alto Taquari Farm to the Company. On the same date, the BrasilAgro made the full payment of the outstanding amount of the accounts payable for the purchase of farm in the amount of R$27,394.

General Shareholders Meeting

On October 28, 2015, the Company’s Shareholders’ Meeting approved: (i) the Company’s Financial Statements related to the fiscal year ended on June 30, 2015; (ii) the distribution of the income reported for the year ended on June 30, 2015, and the distribution of dividends in the amount of R$80.7 million or R$1.3977 per share; (iii) the election of the members of the Board of Directors and Fiscal Council and (iv) the Company’s management annual overall compensation for the fiscal year initiated on July 1, 2015.