Form 20-F
period 2016-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2016-10-19
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__

FORM 20-F

__

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35723

__

BRASILAGRO – COMPANHIA BRASILEIRA DE

PROPRIEDADES AGRÍCOLAS

(Exact name of Registrant as specified in its charter)

BrasilAgro - Brazilian Agricultural Real Estate Company

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Av. Brigadeiro Faria Lima, 1309, 5th floor, São Paulo - SP 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez
Chief Administrative Officer and Investor Relations Officer,
Tel.:  +55 11 3035 5350, Email:  ri@brasil-agro.com
Av. Brigadeiro Faria Lima, 1309, 5th floor
São Paulo - SP 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

__

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, no par value	58,226,600

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas is an emerging growth company as defined in Section 3(a) of the Securities Exchange Act of 1934.

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

INTRODUCTION

Unless the context otherwise requires, the term “BrasilAgro” refers to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and its consolidated subsidiaries; and unless indicated otherwise, the terms “we,” the “Company,” “our” or “us” refer to BrasilAgro. The term “Brazil” refer to The Federative Republic of Brazil.

Presentation of Financial Information

All references herein to “real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “dollars” or “US$” are to U.S. dollars.

On June 30, 2016, the end of our last fiscal year, the exchange rate for Reais into U.S. dollars was R$3.2098 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2015, the selling rate was R$3.1026 to US$1.00. The selling rate was R$2.2025 to US$1.00 on June 30, 2014, R$2.2156 to US$1.00 on June 30, 2013, and R$2.0213 to US$1.00 on June 30, 2012, in each case, as reported by the Central Bank. The Real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2016 may not be indicative of future exchange rates. On September 30, 2016, the selling rate was R$3.2462  to US$1.00, as reported by the Central Bank. See “Item 3—Key Information—Exchange Rates” for information regarding exchange rates for the Real since July 1, 2011.

Financial Statements

We maintain our books and records in Reais. Our fiscal year is from July 1 of each year to June 30 of the following year. Our consolidated financial statements as of June 30, 2016 and 2015 and for the years ended June 30, 2016, 2015 and 2014 have been audited.

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Crop Year, Harvest and Planting Season

Our agricultural production is based on the crop year, which varies according to each crop. The crop year for sugarcane is from January 1 to December 31 of the same year, and the crop year for grains is from July 1 to June 30 of the following year. We also make reference to the planting season and the harvest season, or harvest period. In Brazil, the planting season for grains is from September to December, and the planting season for sugarcane is from February to May. The harvesting period in Brazil for grains is from February to July, and such period for sugarcane is from April to November.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or any Public Company Accounting Oversight Board, or “PCAOB,” rules that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis and any future audit rule promulgated by the PCAOB (unless the U.S. Securities and Exchange Commission, or the SEC, determines otherwise). We take advantage of the exemption to provide an auditor’s attestation report and may decide to rely on other exemptions in the future, such as compliance with certain PCAOB rules. We do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

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

Forward-Looking Statements

This Annual Report on Form 20-F includes statements that constitute forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to:  (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our services and other aspects of our business described under “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”; and (b) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “will,” “would,” the negatives of such terms or similar expressions.

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

Any of the risk factors described under “Item 3— Key Information—Risk Factors” and those described elsewhere in this Annual Report on Form 20-F or in our other filings with the SEC, among other things, could cause our results to differ from any results or conditions that might be projected, forecasted or estimated by us in any such forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. Investors are cautioned not to put undue reliance on any forward-looking statements.

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

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2016, 2015, 2014, 2013 and 2012, and for each of the five years ended June 30, 2016. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this Annual Report.

	Year ended June 30,
	2016	2015	2014	2013	2012
	(R$ thousand, except share and per share information)
CONSOLIDATED STATEMENT OF OPERATIONS
Net revenue	147,128	174,351	131,314	185,647	146,218
Gain on sale of farms	—	193,464	21,845	54,815	12,987
Changes in fair value of biological assets and agricultural products	(8,718)	9,788	1,092	2,289	(417)
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest, net	659	(3,038)	(2,043)	1,659	(2,663)
Cost of sales	(134,714)	(170,489)	(138,535)	(170,643)	(136,447)
Gross profit	4,355	204,076	13,673	73,767	19,678
Selling expenses	(2,732)	(9,006)	(10,239)	(14,028)	(4,015)
General and administrative expenses	(28,944)	(29,360)	(30,378)	(29,233)	(28,892)
Other operating income net	2,812	(3,422)	285	(3,539)	10
Share of loss of a joint venture	(511)	(4,355)	(704)	—	—
Operating (loss) income	(25,020)	157,933	(27,363)	26,967	(13,219)
Financial income	192,644	122,552	40,051	38,000	38,073
Financial expenses	(154,270)	(89,914)	(41,611)	(38,591)	(44,299)
Financial income (expense)	38,374	32,638	(1,560)	(591)	(6,226)
Profit (loss) before income and social contribution taxes	13,354	190,571	(28,923)	26,376	(19,445)
Income and social contribution taxes	(2,782)	(9,761)	15,561	2,351	12,845
Profit (loss) for the year	10,572	180,810	(13,362)	28,727	(6,600)
Profit (loss) attributable to equity holders of the parent	10,572	180,810	(13,362)	28,727	(5,572)
Loss attributable to non-controlling interests	—	—	—	—	(1,028)
Issued shares at the fiscal year end	58,226,600	58,226,600	58,422,400	58,422,400	58,422,400
Basic earnings (loss) per share	0.18	3.10	(0.23)	0.49	(0.10)
Diluted earnings (loss) per share	0.18	3.10	(0.23)	0.49	(0.10)
CONSOLIDATED CASH FLOW
Net cash flows (used in) from operating activities	(17,778)	(11,175)	22,880	(46,472)	(10,691)
Net cash flows from (used in) investing activities	161,111	19,952	(9,850)	54,085	(24,375)
Net cash flows (used in) from financing activities	(164,749)	(19,902)	(1,979)	617	(33,085)
(Decrease) increase in cash and cash equivalents	(21,416)	(11,125)	11,051	8,230	(68,151)

	Year ended June 30,
	2016	2015	2014	2013	2012
	(R$ thousand)
CONSOLIDATED BALANCE SHEET
Assets
Current assets
Cash and cash equivalents	54,204	75,620	86,745	75,694	67,464
Marketable securities	113,559	273,258	21,532	9,244	—
Trade accounts receivable	18,528	46,028	65,010	131,102	60,655
Inventories	22,413	32,225	40,210	28,805	72,558
Biological assets	-	1,624	1,421	1,201	4,111
Recoverable taxes	7,470	5,412	3,749	7,655	9,331
Derivative financial instruments	24,497	13,498	18,255	17,081	4,327
Transactions with related parties	1,065	856	723	347	—
Other current assets	858	316	442	430	710
Total current assets	242,594	448,837	238,087	271,559	219,156
Non-current assets
Biological assets	44,530	29,245	31,202	36,656	31,931
Restricted marketable securities	20,353	1,468	13,782	17,988	23,197
Receivables from related parties	44,363	39,060	26,068	—	—
Recoverable taxes	21,709	24,602	29,849	25,736	22,803
Deferred taxes	56,353	43,137	43,554	25,216	14,960
Derivative financial instruments	-	408	63	1,714	—
Trade accounts receivable	14,411	22,802	37,453	33,729	12,759
Investment properties	287,867	288,347	334,803	339,108	391,907
Other non – current assets	6,377	5,811	4,644	1,633	268
Investments in unquoted equity instruments	102,955	99,729	50,369	70	410
Property, plant and equipment	8,567	10,602	13,542	14,851	15,630
Intangible assets	3,450	3,792	4,966	2,570	2,741
Total non-current assets	610,935	569,003	590,295	499,271	516,606
Total assets	853,529	1,017,840	828,382	770,830	735,762
Liabilities and equity
Current liabilities
Trade accounts payable	12,073	5,545	8,158	7,777	4,151
Loans and financing	51,615	50,900	62,253	44,929	43,067
Labor obligations	8,856	11,215	8,730	8,752	7,436
Taxes payable	6,277	23,377	6,501	2,306	3,102
Dividends payable	2,532	40,358	25	1,963	2
Derivative financial instruments	2,165	5,655	204	2,860	8,307
Payables for purchase of farms	22,261	48,840	44,820	43,650	40,858
Transactions with related parties	536	480	33,237	183	—
Onerous contract	—	—	579	—	—
Advances from customers	278	8,147	15,038	2,124	4,490
Other liabilities	5,442	4,504	—	—	—
Total current liabilities	112,035	199,021	179,545	114,544	111,413
Non-current liabilities
Loans and financings	48,230	59,179	57,909	56,924	51,294
Taxes payable	970	1,508	2,482	5,812	2,695
Deferred taxes	—	—	—	—	—
Derivative financial instruments	4,392	1,670	—	1,140	10,209
Provision for legal claims	1,455	3,684	3,573	4,802	1,183
Other liabilities	432	672	967	623	—
Total non-current liabilities	55,479	66,713	64,931	69,301	65,381
Equity
Attributable to equity holders of the parent:
Capital	584,224	584,224	584,224	584,224	584,224
Capital reserve	1,771	2,349	4,201	3,385	2,134
Income reserves	89,156	89,156	—	6,296	—
Treasury shares	(37,203)	(224)	(1,934)	—	—
Additional dividends proposed	7,533	40,333	—	—	—
Other comprehensive income (loss)	40,005	36,268	8,403	(6,920)	(6,920)
Accumulated losses	—	—	(10,988)	—	(20,470)
	686,015	752,106	583,906	586,985	558,968
Non-controlling interests	—	—	—	—	—
	686,015	752,106	583,906	586,985	558,968
Total liabilities and equity	853,529	1,017,840	828,382	770,830	735,762

We have included information with respect to dividends and/or interest on shareholders’ equity paid to holders of our common shares and preferred shares since the fiscal year ended June 30, 2012 in Reais and in U.S. dollars translated from Reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

Exchange Rates

Our dividends, when paid in cash, are denominated in Reais. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York, as the ADS depositary. The Bank of New York converts dividends it receives from Reais into U.S. dollars upon receipt, by sale or such other manner as it has determined and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York’s expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs.

The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever it determines there is an imbalance in Brazil’s balance of payments or reason to expect that one will occur.

The following tables show, for the periods and dates indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 30, 2016, the Real/U.S. dollar exchange rate was R$3.2098 per US$1.00. On September 30, 2016, the Real/U.S. dollar exchange rate was R$3.2462 per US$1.00. The information below is based on the noon buying rate in the City of New York for wire transfers in Brazilian Reais as certified for U.S. customs purposes by the Federal Reserve Bank of New York.

Year ended June 30,	Average Rate(1)
(R$ per US$1.00)
2012	1.792
2013	2.038
2014	2.297
2015	2.678
2016	3.695

(1)   The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
April 2016	3.692	3.451
May 2016	3.617	3.465
June 2016	3.613	3.210
July 2016	3.339	3.230
August 2016	3.273	3.130
September 2016	3.333	3.193

B.                  Capitalization and Indebtedness

Not applicable.

C.                  Reasons for the offer and use of proceeds

Not applicable.

D.                  Risk Factors

Risks Relating to our Business and Industry

Our ability to implement our business strategy successfully may be adversely affected by numerous factors beyond our control, which may materially and adversely affect our business, financial condition and results of operations.

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is based on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any one or more of the following:

•       failure to acquire and sell agricultural properties at attractive prices;

•        changes in market conditions or our failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural real estate sector;

•        inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in an opinion of the Federal Attorney General;

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

•        the economic, political and business environment in Brazil, and specifically in the geographic regions where we invest;

•        inflation, fluctuating interest rates and exchange rates;

•        disputes and litigation relating to our agricultural properties; and labor, environmental, civil and pension liabilities.

We may not be able to continue acquiring suitable agricultural properties on attractive terms.

In recent years, investments in Brazil's agriculture sector have increased substantially. As a result, demand and valuations for the kind of properties we seek to acquire have escalated significantly. We believe that prices for such properties are likely to continue to increase in the medium and long-term, perhaps significantly as demand is expected to remain high. We compete with local and foreign investors, many of whom are larger and have greater financial resources than we do. Such investors may be able to incur operating losses for a sustained period, retain their real estate investments for a longer period than we can or accept lower returns on such investments. As a result, such investors may be willing to pay substantially higher prices for agricultural properties than we are able or willing to do, depriving us of opportunities to acquire the best agricultural properties and/or increasing our acquisition costs. As a result of the foregoing, we cannot assure you that we will be able to locate and acquire suitable investments on reasonable terms or at all, and our inability to do so would have a material adverse effect on us.

The imposition of restrictions on acquisitions of agricultural properties by non-Brazilian nationals may materially restrict the development of our business.

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Under this legislation, companies that are majority-owned by foreigners may not acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária) or INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners may not exceed 25% of the surface area of the relevant municipality, of which area up to 40% may not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality may not exceed 10% of the surface area of the relevant municipality. In addition, INCRA will also verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or lease of the property. The purchase and/or lease of agricultural properties that do not respect the requirements above need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases of certificates having been granted.

On September 30, 2016, approximately 76.48% of our common shares were held by foreigners and, accordingly, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and/or our inability to obtain needed approvals. There is a judgement pending on the Supreme Court (Supremo Tribunal Federal, or STF) regarding the Opinion No. 461/2012-E, issued by São Paulo's General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74.  In addition, on April 16, 2015, the Brazilian Rural Society filed a request for non-compliance of basic principles (ADPF) at the Supreme Court, in order to (i) declare that the paragraph 1, of article 1, of Law No. 5,709/71 was not received under the 1988 Federal Constitution and (ii) reverse the opinion of the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties. For example, we currently have control over the properties we own, and we would need to acquire properties in partnership with local companies in which we relinquish our right to exercise control over the entities acquiring such properties. This might have the effect of increasing the number of transactions we must complete, which would add transaction costs. It might also require the execution of joint ventures or shareholder agreements, which increases the complexity and risks associated with such transactions.

Any regulatory limitations and restrictions could materially limit our ability to acquire agricultural properties, increase the investments, transaction costs or complexity of such transactions, or complicate the regulatory procedures required, any of which could materially and adversely affect us and our ability to successfully implement our business strategy.  For more information, see “Item 4—Information on the Company—Business Overview—Ownership of Agricultural Land in Brazil by Foreigners.”

A substantial portion of our assets consist of agricultural properties which are illiquid.

Our business strategy is based on the appreciation of the capital invested in our agricultural properties and the liquidity of those investments. We cannot assure you that the value of our agricultural properties will increase in the short-, medium- or long-term or that we will be able to monetize our agricultural investments successfully. Agricultural real estate assets are generally illiquid and have volatile values, and agricultural properties in Brazil are especially illiquid and volatile. As a result, it may be difficult for us to promptly adjust our portfolio of properties in response to changes in economic or business conditions, and we may be unable to find purchasers willing to acquire our agricultural properties at prices favorable  to us. Lack of liquidity and volatility in local market conditions would adversely affect our ability to execute property dispositions on a timely and profitable basis which would have a material adverse effect on us.

We may not be profitable or our cash flow may not be positive for a number of years.

We expect to incur significant capital and operating expenses for several years on account of our continuing development activities. Due to the capital intensive and long-term nature of our real estate development activities, many of our properties will not generate immediate cash flows or provide a short-term return on investment. Therefore, we may not achieve positive cash flows or profitability for a number of years, and even if we do, we cannot assure you that such positive cash flows or profitability will be sustained in the future. Should we fail to achieve and sustain profitability, our business, financial condition and results of operations and the market value of our common shares would be adversely affected.

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

•        cost of raw materials; and supply of and demand for competing commodities and substitutes.

In addition, we believe there is a close relationship between the value of our agricultural properties and market prices of the commodities we produce which are affected by global economic and other conditions. A decline in the prices of grains, sugar or related by-products below their current levels for a sustained period would significantly reduce the value of our land holdings and materially and adversely affect our business, financial condition and results of operations.

Substantially all of our revenue is derived from a small number of clients, and we currently face a risk of default by our main customer.

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2016, our three largest customers accounted for 75% of our total revenue. Furthermore, we entered into a supply contract and a leasing contract with Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), controlled by Odebrecht S.A., pursuant to which we currently supply them with 100% of our sugarcane production from Alto Taquari and Araucaria and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. The term of this leasing contract covers a total area of 4,263 hectares which we will explore and operate until March 31, 2026. In addition, the strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated client base. Thus, we may not be able to maintain or form new relationships with customers, which could have a material adverse effect on our business, financial condition and results of operations.

Concentration among our client base also increases the adverse consequences to us should we lose any of our clients or if any of our clients default on their obligations to us, either in the form of non-payment or through a breach of any contractual provision or obligation, such as failure to ship a product purchased or delays in shipment. Noncompliance with the time of shipment of our products could directly affect the planning of our harvest, which could generate losses and result in additional costs.

We currently run the risk of default by Brenco, our main customer, due to the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash). Odebrecht’s CEO has been arrested and the company has been facing the following issues:  difficulties to access the credit market, decrease in its business activities, early maturity of debts, among others. Therefore, Brenco’s controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

We are dependent on third-party service providers.

In addition to our own personnel, we are highly dependent on third-party contractors to develop and cultivate our agricultural properties, and to provide the machinery and equipment needed for such purpose. As a result, our future success depends on the skill, experience, knowledge and efforts of our third-party service providers. We cannot assure you that we will be able to hire the desired third-party service providers for our agricultural properties or that such providers will have the ability to ensure quality agricultural production in an efficient manner, and at competitive prices. Our failure to hire the desired service providers for our agricultural properties, or their failure to provide quality services, or the revocation or termination or our failure to renew our service contracts or negotiate new contracts with other service providers at comparable prices and terms, would adversely affect us.

Our dependence on third-party contractors also subjects us to the risk of labor lawsuits alleging that an employment relationship exists between us and our contractors’ personnel, and that as a result we have joint and several or secondary liability for our contractors’ labor and social security payment obligations, lease payments or other obligations. Such lawsuits could be brought independently by such third-party employees, or could arise as a result of inspections by governmental authorities. The Brazilian Supreme Labor Court (Tribunal Superior do Trabalho) has held that outsourcing is legally permissible with respect to specialized services not related to the company’s core business, such that an employment relationship is not formed between the outsourcer and the workers providing the non-core services. In addition, pursuant to the court’s decision, companies hiring third-party contractors in violation of such standard will be held secondarily liable for labor and social security contingent liabilities of the employees of such third-party contractors. If we are forced to recognize an employment relationship between us and the employees of our third-party service providers, we may be required to change our strategy with regard to the use of third-party service providers, which could have an adverse effect on our business, financial condition and results of operations.

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

Changes in government policies involving biofuels may adversely affect our business, financial condition and results of operations.

Government policies for encouraging biofuels as a response to environmental concerns have shown, and are likely to continue to show, an impact on grain prices. The nature and scope of future legislation and regulations affecting our markets are unpredictable, and we cannot assure you that current concessions, prices or market protections involving biofuels will be maintained in their current form for any finite period. Any reduction in the support for biofuels by the United States government or any other government may result in stagnation or decline in the market prices of certain agricultural commodities and consequently on the price of our agricultural properties, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. The failure to comply with such laws and regulations may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to cure and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable even in cases where it is not negligent and would make us jointly and severally liable for the obligations of our contractors, producers or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in the financial resources which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on our business, financial condition and results of operations.

As environmental laws and their enforcement become increasingly stringent, our expenses for complying with environmental requirements are likely to increase in the future. Furthermore, the possible implementation of new regulations, changes in existing regulations or the adoption of other measures could cause the amount and frequency of our expenditures on environmental preservation to vary significantly compared to present estimates or historical costs. Any unplanned future expenses could force us to reduce or forego strategic investments and as a result could materially and adversely affect our business, financial condition and results of operations.

If we fail to innovate and utilize modern agricultural technologies and techniques to enhance production and yields of our acquired agricultural properties, we may be adversely affected.

Our business model is focused on our acquiring underdeveloped or underutilized agricultural properties and improving them by applying evolving agricultural technologies and techniques. Therefore, our strategy depends to a large extent on our ability to obtain and apply modern agricultural techniques and technologies to enhance the value of the properties we acquire. If we are unable to apply in a timely manner the most advanced technologies and farming techniques required to add value to our agricultural properties and make our products competitive and attractive to local and international investors, our business, financial condition and results of operations would be adversely affected.

We may experience difficulties implementing our investment projects, which may affect our growth.

Part of our strategy with regard to our agricultural properties consists of investing in support infrastructure in order to increase the value of such agricultural properties. In implementing our investment projects, we may face a number of challenges, including:  (i) failures or delays in acquiring necessary equipment or services; (ii) higher costs than those originally estimated; (iii) difficulties securing the necessary environmental and government licenses; (iv) changes in market conditions, which could render the projects less profitable than originally estimated; (v) impossibility or delays in acquiring land at attractive prices, or an increase in the land prices on account of growing demand for land by our competitors; (vi) impossibility of, and delay in identifying and acquiring land that is in compliance with Brazilian real estate property laws; (vii) lack of capacity to develop infrastructure and attract qualified labor on a timely and efficient basis; (viii) disputes and litigation relating to the land we acquire; (ix) cultural challenges deriving from the integration of new management and employees in our organization; and (x) the need to update accounting systems, administrative data and human resources. Our inability to manage these risks would adversely affect us.

Property values in Brazil could decline significantly.

Property values in Brazil are influenced by a wide variety of factors beyond our control, and therefore we cannot assure you that property values will continue to increase or that property values will not decline. A significant decline in property values in Brazil could adversely affect the value of our properties.

Our growth depends on our ability to attract and retain qualified personnel.

We are highly dependent on the services of our technical and administrative staff. If we lose any of our senior management, or require additional management personnel, we will have to attract similarly qualified administrative and technical personnel. There is significant demand for high-level, technical personnel with the skills and know-how required to operate our business, and we compete for this talent in the context of a global market. The availability of attractive opportunities in Brazil and other countries may adversely affect our ability to hire or retain highly-qualified personnel. If we fail to attract and retain the professionals we need to expand and manage our operations, our business may be materially and adversely affected.

Adverse weather conditions may have an adverse impact on our agricultural properties and products and, to a lesser extent, our cattle production.

The occurrence of severe weather conditions, including droughts, floods, heavy rainfall, hail, frost or extremely high temperatures is unpredictable and has had and could have in the future a potentially devastating impact on our agricultural properties or production and, to a lesser extent, our cattle production. Adverse weather conditions may be exacerbated by the effects of climate change. In recent years, different regions in Brazil have been affected by extreme weather conditions, and the regions where our properties are located have also experienced high temperatures and severe drought in recent years. The effect of severe weather conditions may materially reduce the productivity of our farms, impairing our revenue and cash flow, and requiring higher levels of investment or significant increases in our operating costs, any of which could have a material and adverse impact on us.

Diseases may affect our crops and cattle, potentially destroying all or part of our production.

The occurrence and effect of diseases can be unpredictable and devastating on crops, potentially rendering useless all or a significant portion of the affected crops. The cost of preventing and treating crop disease tends to be high. For example, diseases, such as Asian soybean rust (ferrugem asiática) and corn earworm (helicoverpa zea), can spread and may result in lower crop yields and higher operating costs. Currently, Asian soybean rust and corn earworm can only be controlled, not eliminated.

Diseases affecting our cattle herds, such as tuberculosis, brucellosis and foot-and-mouth disease, can render cows unable to produce meat for human consumption. Outbreaks of cattle diseases may also result in the closure of certain important markets for our cattle products, such as the United States. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds may adversely affect our cattle sales which could adversely affect our financial condition and results of operation.

The origination and spread of diseases may occur for many reasons beyond our control, including the failure of other producers to comply with applicable health and environmental regulations. The appearance of new diseases or the mutation or proliferation of existing diseases could damage or completely destroy our crops and cattle herds, which would materially and adversely affect our business, financial condition and results of operations.

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

Under Brazilian law, ownership of real estate is conveyed only through registration of deeds at the applicable land registry. Land registry recording errors, including duplicate or fraudulent entries, and legal challenges to deeds occur frequently. Real estate title litigation is prevalent in Brazil, and as a result there is a risk that such errors, fraud or challenges could adversely affect our business, financial condition and results of operations, causing the loss of all or substantially all our agricultural properties.

We depend on international trade and economic and other conditions in our key export markets.

Brazil’s current agricultural production capacity is greater than the demands of its domestic agricultural market. Agriculture exports account for an increasingly significant portion of our revenue, especially as our rehabilitated farm properties gain crop production capabilities and increased yield. Therefore, our results of operations increasingly depend on political, economic and regulatory conditions in our principal export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors beyond our control including the deterioration of macroeconomic conditions, the volatility of exchange rates, the imposition of tariffs or other trade barriers or other factors in those markets such as regulations relating to the chemical content of agricultural products and safety and health regulations.

Due to the growing market share of Brazilian agricultural and beef products in the international markets, Brazilian exporters are increasingly being affected by tariffs and other barriers imposed by importing countries to, among other things, protect local producers by limiting access of Brazilian companies to their markets. For example, the European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. The adoption of measures by a given country or region, such as restrictions, import quotas or suspension of imports could substantially affect the export volume of agricultural products and, consequently, our volume of exports and results of operations. If the competitiveness of our products in one or more of our significant markets were to be affected by any one of these events, we may not be able to reallocate our products to other markets on comparable terms, which could adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Real in relation to the U.S. dollar could adversely affect us.

Foreign exchange fluctuations, particularly of the Brazilian Real against the U.S. dollar, may significantly affect our results of operations given that:  (1) our products and the basic supplies used in our production are traded internationally; (2) soybean prices are defined based on prices prevalent on the Chicago Board of Trade, or CBOT; and (3) most markets are served by several suppliers from different countries, and competitiveness of farm products abroad may increase in relation to ours in light of the appreciation of the Brazilian currency in relation to the U.S. dollar. Fluctuations in the value of the Real in relation to the U.S. dollar could impact our export revenue, our sales in U.S. dollars in the Brazilian market and our financial expenses and operating costs, which may adversely affect our business, financial condition and results of operations.

We also hold derivative financial instruments to hedge risks relating to revenue from exports and operating costs denominated in foreign currencies. If we fail to manage these instruments properly, we may be adversely affected by our exposure to these risks, which may have a material adverse effect on our financial condition and results of operations.

Our business is seasonal, and our revenue may fluctuate significantly depending on the growing cycle of our crops.

Agribusiness operations are predominantly seasonal in nature. In Brazil, the harvest of soybean and corn generally occurs from February to June. The annual sugarcane harvesting period in Brazil normally begins in April and ends in November. As a result, our results of operations are likely to continue to fluctuate significantly between the planting and harvesting periods of each crop which cause fluctuations in our cash flows as a result of disparities between our revenue stream and our fixed expenses. In addition, seasonality creates limited windows of opportunity for our producers to complete required tasks at each stage of crop cultivation. Should events such as adverse weather conditions (including deluges of rain as has recently been the case throughout Brazil) or transportation interruptions occur during these seasonal windows, we may be faced with the possibility of reduced revenue without an opportunity to recover until the following crop’s planting. Finally, because of the effects of seasonality, our quarterly results may not be indicative of our annual result.

Our growth will require additional capital which may not be available on terms and conditions acceptable to us or at all.

Our operations require a significant amount of capital. We may need to seek additional capital by issuing shares or debt securities, or by incurring indebtedness. Our ability to raise capital will depend on our future profitability, which is currently uncertain, and on political and economic conditions in Brazil and the international agricultural and real estate markets. Depending on these and other factors, many of which are beyond our control, additional capital may not be available at all or on conditions that are favorable or acceptable to us. If we are required to finance our activities through indebtedness, it is likely that the terms of that debt will impose upon us obligations or covenants, financial or otherwise, that could restrict our operational flexibility. Should we fail to raise additional capital under conditions that are acceptable to us, our business, financial condition and results of operations could be adversely affected.

We plan to continue to use financial derivative instruments which may result in   substantial losses.

We plan to continue to use derivative financial instruments, principally commodity hedge derivatives, foreign exchange derivatives and exchange rate swaps. If we enter into such hedging agreements and future prices of the underlying commodities differ from our expectations, we may incur substantial losses which could have an adverse effect on our financial condition and results of operations.

Furthermore, our hedging strategies may not properly take account of the effects of foreign exchange or commodity variations on our financial position. On entering into forward exchange and commodity agreements, we will be subject to the risk that our counterparties could fail to fulfill the conditions of the respective agreement. We may not be able to receive compensation for losses and damages from any defaulting counterparty through legal remedies, on account of laws protecting against bankruptcy or other similar protections for insolvent debtors, foreign laws restricting cross-border legal remedies, or for other reasons, which may adversely affect our business, financial condition and results of operations.

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

As of September 30, 2016, Cresud holds 39.76% of our common shares. Cresud has numerous other investments and may have other priorities that may conflict with those of our other shareholders, and as a result significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Administrative Officer and Investor Relation Officer , were previously employed by Cresud. This situation may give rise to real or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

Our agricultural properties are located in Brazil’s savannah region where the soil is generally acidic and not very fertile, requiring the use of lime and fertilizers. Our operations require other raw materials such as pesticides and seeds which we acquire from local and international suppliers. We do not have long-term supply contracts for these raw materials and therefore are exposed to the risk of cost increases. A significant increase in the price of lime, fertilizers or other raw materials we use would likely reduce our profitability or otherwise adversely affect our business operations as these are not costs that can readily be passed on to our customers. In addition, certain of our production costs, including fertilizers and the cost of leasing agricultural machinery, are linked to the international price of oil and its derivatives. Therefore, if the price of oil increases significantly, our results of operations could be adversely affected.

Delays or failures in the delivery of raw materials used by us and our suppliers could have an adverse effect on us.

We depend on suppliers to provide us with fertilizers, seeds, other raw materials and machinery services. Possible delays in the delivery of such items may delay our planting efforts until we are able to establish agreements with other suppliers, or may delay our harvest in the case of the delay in delivery of machinery. Accordingly, any delays, failures or defects in the delivery of raw materials or inputs or with regard to the provision of services to us by our suppliers could adversely affect our business and results of operations.

Some of our agricultural products contain genetically modified organisms (GMOs), and risks associated with GMOs remain uncertain.

The totality of our products, including soybean and corn, contain genetically modified organisms, or GMOs in varying proportions depending on the crop year. Production and consumption of GMOs remain controversial, and adverse publicity and consumer resistance have led to the adoption of certain governmental regulations limiting sales of GMO products in important markets including the European Union. If GMOs were determined to present risks to human health or to the environment, demand for our GMO products could collapse, and we could face potentially significant liability for harm caused by such products, all of which could materially and adversely affect our business, financial condition and results of operations.

Lack of transportation, storage and processing infrastructure in Brazil represents an important challenge for the Brazilian agricultural and agricultural real estate sectors.

We depend on efficient access to transportation and port infrastructure for the growth of Brazilian agriculture in general, and our operations in particular. We may decide to acquire agricultural properties in areas where existing transportation infrastructure is inadequate and where improvements may be required to make our agricultural production more accessible to export centers at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by trucks, which is significantly more expensive than transportation by rail cars. Given that our dependence on road transportation prevents us from being considered a low-cost producer, our ability to compete on the world market may be impaired, especially as the price of fuel increases. As a result, we may not be able to secure efficient transportation for our production to reach major markets in a cost-efficient manner or at all, which may adversely affect our business, financial condition and results of operations.

Competition in the markets for our products may affect us.

We face significant domestic and international competition in each of our markets and in many of our production lines. The global market for agricultural products is highly competitive and sensitive to changes in industrial capacity, product inventories and cyclical changes in the world economy, any one or more of which may affect to a significant degree the selling price of our products and therefore our profitability. Since many of our products are agricultural commodities, such products compete in international markets almost exclusively based on price. Many other producers of such commodities are larger than us and possess greater financial and other resources. Furthermore, many other producers receive subsidies in their respective countries that generally are not available in Brazil. Such subsidies may afford producers lower production costs or enable them to operate in an environment with sharp price reductions, constrained margins and operating losses for longer periods. Any increased competitive pressure with respect to our products could materially and adversely affect our business, financial condition and results of operations.

Social movements may affect the use of our agricultural properties or cause damage to them.

Social movements such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements and, in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any social movement. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition and results of operations.

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

•        terrorism or military conflicts; and natural disasters, epidemics, riots and insurrections.

Our inability to recognize and respond to these differences, challenges and risks could adversely affect any operations we may undertake in markets outside of Brazil, which could have a material adverse effect on our business, financial condition and results of operations.

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

•        fiscal or monetary policy and amendments to tax legislation; and other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015 and 4.6% in the first six months of 2016. In addition, inflation, unemployment and interest rates have increased more recently.

As a result of the Lava Jato (Car Wash) operation related to corruption in Brazil, a number of senior politicians, including congressmen, and executive officers of some of the major state-owned companies in Brazil have resigned or been arrested while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

On August 31, 2016, the Senate approved the impeachment of the president Dilma Rousseff, and the Vice-President Michel Temer replaced her as the new president. On September 12, 2016, the former Speaker of the House of Representatives, Eduardo Cunha, had his mandate revoked by the House and lost his political rights for eight years. The new President intends to implement some reforms, including in the labor laws and social security systems, and some other measures to achieve higher rates of economic growth and employment.  We cannot predict which policies will be adopted by the new Brazilian government and whether these policies will negatively affect the economy or our business or results of operations. In addition, we cannot predict whether the new government may become involved in corruption scandals or may face an increasing lack of support from Brazilian citizens, both of which may make it more difficult to implement new policies and increase the political and economic instability in Brazil. Such increase in instability or the new policies to be implemented by the new government (or the failure to implement them) may have an adverse effect in the Brazilian economy and our financial condition and results of operations.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010. The SELIC rate has increased since then and, as of June 30, 2016, it was 14.15% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 5.5% in 2013, 3.67% in 2014, and 10.54% in 2015. Cumulative inflation in the first six months of 2016, calculated by the same index, was 5.91%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2016, certain of our loans were subject to interest rate fluctuations such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

A deterioration in general economic and market conditions or in perceptions of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

Economic and market conditions in other countries, including United States and Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our common shares. In the past, the adverse development of economic conditions in emerging markets resulted in a significant flow of funds out of the country and a decrease in the quantity of foreign capital invested in Brazil. Changes in the prices of securities of public companies, lack of available credit, reductions in spending, general slowdown of the global economy, exchange rate instability and inflationary pressure may adversely affect, directly or indirectly, the Brazilian economy and securities market. Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide.

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on BM&FBOVESPA, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely affecting the price of our common shares.

Risks Relating to our American Depository Shares and Common Shares

A holder of American Depository Shares may face disadvantages compared to a common shareholder when attempting to exercise voting rights.

Holders of our American Depository Shares, or ADSs, may instruct the depositary to vote the common shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Brazilian law and our articles of association, to vote the common shares as instructed. In most cases, if the ADS holder does not give instructions to the depositary, it may vote the common shares in favor of proposals supported by our board of directors, or, when practicable and permitted, give a discretionary proxy to a person designated by us. We cannot be certain that ADS holders will receive voting materials in time to ensure that they can instruct the depositary to vote the underlying common shares. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their common shares or other deposited securities are not voted as requested.

Holders of our common shares or ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly-traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our common shares or ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

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

Also, if holders of our ADSs that exchange them for our common shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our common shares. See “Item 10—Additional Information—Exchange Controls” and “Item 10—Additional Information—Taxation-Brazilian Tax Considerations.”

Holders of our ADSs may face difficulties in protecting their interests because, as a Brazilian company, we are subject to different corporate rules and regulations and our shareholders may have fewer and less well-defined rights.

Holders of our ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian corporate law.

Our corporate affairs are governed by our by-laws and Brazilian corporate law, which differ from the requirements that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of our ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares under Brazilian corporate law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

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

•        have regularly scheduled executive sessions with only non-management directors; or have at least one executive session of solely independent directors each year.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2.21 trillion (US$0.57 trillion) at December 31, 2015 and an average daily trading volume of R$6.8 billion (US$1.74 billion) for 2015. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$18.4 trillion at December 31, 2015 and the NYSE recorded an average daily trading volume of US$10.57 trillion for 2015. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 49% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2015. The ten most widely traded stocks in terms of trading volume accounted for approximately 49.2% of all shares traded on the BM&FBOVESPA in 2015. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

We may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. Holder (as defined in “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations”) of our common shares or ADSs. For example, if we are a PFIC, U.S. Holders of our common shares or ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, income from commodities transactions is generally considered passive unless such income is derived in the active conduct of a commodities business.

See “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

ITEM 4—INFORMATION ON THE COMPANY

A.                  History and Development of the Company

Overview

Our legal and commercial name is BrasilAgro—Companhia Brasileira de Propriedades Agrícolas. We are a corporation (sociedade por ações) organized under the laws of Brazil, and were incorporated on September 23, 2005. Our principal offices are located at Avenida Brigadeiro Faria Lima, 1309, 5th floor, São Paulo, SP 0145-002, Brazil, and our telephone number is +55 11 3035 5350.

We are focused on the acquisition, development and exploitation of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops (soybean, corn, sugarcane and others) and cattle raising and from time to time sell our developed properties in order to realize capital gains.

Since our initial public equity offering and listing in Brazil on the BM&FBOVESPA stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 10 agricultural properties in seven Brazilian states, one of which is still in the process of registration of ownership, aggregating 177,404 hectares, of which 127,952 hectares were arable but less than 10% of which were cultivated when acquired and 49,452 hectares were protected by environmental regulation. We also acquired a 50% interest in Cresca S.A., a company owning 141,931 hectares of rural land in Paraguay, of which approximately 71,000 were arable but less than 12,000 hectares of which were cultivated when acquired and approximately 71,000 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and two of our agricultural properties were partly sold, representing in the aggregate a total area of 77,711 hectares. As of the date hereof, we hold 253,342 hectares, including 11,718 hectares leased and 117,307 hectares through our joint venture in Cresca S.A. Of this total, however, we are not the legal owner of one property representing 21,148 hectares, as the registration of ownership process for this property has not been finalized. In addition, on October 5, 2016, we and our partner in Cresca agreed to put for sale all the land that Cresca currently owns or to split it between us within 120 days when the joint venture will be terminated. We invested more than R$597.7 million since the IPO to acquire, develop and transform agricultural properties, of which R$22.3 million (as of June 30, 2016) are committed to pay the remaining purchase price of the acquired properties.

We will continue the investments to develop and transform our agricultural properties in Brazil and Paraguay. In this regard, we will continue to apply for financing with government development banks.

From July 1, 2013 until the date hereof:

•        on October 5, 2016, we and our partner in Cresca agreed to put for sale all the land that Cresca currently owns or to split it between us within 120 days when the joint venture will be terminated;

•        during 2015/2016 crop year, we developed 6,572 hectares of our 163,431 hectares of arable land through the cultivation of soybeans and other value-added crops;

•        during 2015/2016 crop year, we began cattle-raising operations at the Preferência Farm, in Bahia, initially consisting of breeding and fattening activities. We have acquired 4,836 head of cattle, which are distributed over 5,052 hectares of already active pasture; and we entered into a partnership to explore an area of 4,263 hectares in the municipalities of Alto Taquari and Alto Araguaia, in the State of Mato Grosso (“Partnership III”). These areas are close to Alto Taquari farm and will be used for sugarcane by March 31, 2026;

•        we sold the remaining 27,745 hectares of the Cremaq farm and related assets in the State of Piauí in June 2015 for a total of R$270.0 million. The value of the land and related assets sold in June 2015 as recorded in the Company’s books was R$63.6 million (acquisition plus investments, net of depreciation);

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

•        our joint venture, Cresca S.A., sold 24,624 hectares of rural land in Paraguay for a total of US$14.8 million in April 2014 (payable in three installments over a period of three years), four months after acquiring them for US$8.6 million, which was recognized on July 14, 2014, when ownership of the land was transferred; and

•        we acquired in December 2013 (i) 50% interest in Cresca S.A, a company owning 81,231 hectares and an option to acquire an additional 60,700 hectares, totaling 141,931 hectares of rural land located in Paraguay; (ii) Cresud credit with Cresca; and (iii) an advisory service agreement, pursuant to which Cresud agrees to render services to Cresca in exchange for payment of fees. The total consideration of this transaction was US$19.8 million.

The map below indicates the location of our agricultural properties, their arable areas, their current or intended production activities and the sold areas as of June 30, 2016:

Property Portfolio

1 **Cremaq Farm– PI**
Acquisition Date: Oct/2006
Project: Grains
Total Sold Area: 4,957 ha
Arable Sold Area: 3,263 ha
Sale Date: May/13
Sold Area:
Total Sold Area: 27,745 ha
Arable Sold Area: 18,622 ha
Sale Date: June/15

2 **Jatobá Farm – BA**
Acquisition Date : Mar/2007
Project: Grains
Arable Area: 23,680 ha
Total Area: 31,606 ha

3 **Araucária Farm– GO**
Acquisition Date: Apr/2007
Project: Sugarcane
Arable Area : 5,982 ha
Total Area: : 8,124 ha
Total Sold Area: 394 ha
Arable Sold Area: 310 ha
Sale Date: May/13
Total Sold Area: 1,164 ha
Arable Sold Area 913 ha
Sale Date: Jul/14

4 **Alto Taquari Farm – MT**
Acquisition Date: Aug/2007
Project: Sugarcane
Arable Area: 3,666 ha
Total Area: 5,395 ha

5 **Chaparral Farm– BA**
Acquisition date: Nov/2007
Project: Grains
Arable area: 26,498 ha
Total area: 37,182 ha

6 **Nova Buriti Farm– MG**
Acquisition Date: Dec/2007
Project: Forestry
Arable Area: 19,004 ha
Total Area: 24,211 ha

7 **Preferência Farm– BA**
Acquisition Date: Sep/2008
Project: Pasture
Arable Area: 14,229 ha
Total Area: 17,799 ha

8 **Engenho Farm– MS**
Acquisition Date: Jan/2007
Sale Date: Jun/08
Project: Sugarcane
Arable Area: 1,680 ha
Total Area: 2,022 ha

9 **São Pedro Farm– GO**
Acquisition Date: Sep/2006
Sale Date: Sep/11
Project: Sugarcane
Arable Area: 1,700 ha
Total Area: 2,447 ha

10 **Horizontina Farm – MA**
Acquisition Date: Apr/2010
Sale Date: Sep/12
Project: Grains
Arable Area: 8,567 ha
Total Area: 14,359 ha

11 **Cresca S.A.[1]**
Acquisiton Date: Dec/2013
Project: Pasture and Grains
Arable Area: 58,654 ha
Total Area: 117,307 ha
Sold Area:
Total Sold Area: 24,624 ha
Arable Sold Area: 11,931 ha
Sale Date: Apr/14

12 **Partnership II[2]**
Acquisiton Date: Nov/2013
Project: Grains
Arable Area : 7,455 ha
Total Area : 7,455 ha

13 **Partnership III[3]**
Acquisiton Date: May/2015
Project: Sugarcane
Arable Area : 4,263 ha
Total Area : 4,263 ha

10
1
12
5
2
7
13
4
3
9
6
8
11
Brazil
Paraguay

(1)   This represents the total property area. BrasilAgro has a 50% equity interest in Cresca S.A. On October 5, 2016, we and our partner in Cresca agreed to put for sale all the land that Cresca currently owns or to split it between us within 120 days when the joint venture will be terminated.

(2)   BrasilAgro signed a partnership in “Partnership II Farm” for up to 11 crops and up to 10,000 hectares.

(3)   BrasilAgro signed a partnership in “Partnership III Farm,” which will expire on March 31, 2026.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 of our financial statements for the fiscal year ended June 30, 2016.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2016.

Property	Location	Acquisition Date	Total Area	Land & Improvements Cost on June 30, 2016(1)	Estimated Fair Market Value on June 30, 2016	Appreciation(2)
			(ha)	(R$ million)
Jatobá Farm	Jaborandi/BA	Mar/07	31,606	59.2	303.5	413%
Alto Taquari Farm	Alto Taquari/MT	Aug/07	5,395	35.7	120.7	238%
Araucária Farm	Mineiros/GO	Apr/07	8,124	58.2	150.9	159%
Chaparral Farm	Correntina/BA	Nov/07	37,182	77.9	262.7	237%
Nova Buriti Farm	Januaria/MG	Dec/07	24,211	22.0	31.9	45%
Preferência Farm	Barreiras/BA	Sep/08	17,799	33.0	56.5	71%
Total			124,317	286.0	926.0	224%

(1)   Consists of land and capital expenditures, including building, infrastructure and other improvements to the property, net of depreciation expenses.

(2)   This appreciation does not exclude the impact of inflation in the period covered.

B.                  Business Overview

We are focused on the acquisition, development and exploitation of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops (soybean, corn, sugarcane and other) and cattle raising and from time to time sell our developed properties in order to realize capital gains. We are currently involved in several farming activities, including grains and sugarcane production and cattle raising.

Agricultural Activities and Products

Independent Production

As of June 30, 2016, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies clients who have substantial bargaining power. Our net revenue was R$147.1 million for the year ended June 30, 2016 and R$174.4 million for the year ended June 30, 2015. All of our sales are to clients located in Brazil.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. On June 30, 2016, we had one manager at Partnership II farm, one regional manager for the Chaparral, Jatobá and Preferência farms and one regional manager for the Araucária, Alto Taquari and Partnership III farms.

Leases

As an alternative to independent production, we leased in the past, and may lease again in the future, our agricultural properties to third parties. Generally, our leases are subject to different obligations depending on the stage of development of the subject property. With respect to leases of our properties on which the land is undeveloped, lessees are subject to several terms and conditions, including requirements to invest and to use the techniques and equipment that we believe are necessary and appropriate for the preparation and correction of the soil in order to facilitate agricultural production. In addition to leases of land, we may also lease individual farmhouses or warehouses to lessees, pursuant to which we receive a portion of the agricultural production, in kind, produced by the lessee. Our leases generally last between three to ten years. Under Brazilian law, lessees have a right of first refusal to purchase farms that were previously leased by them.

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May. During the planting season for our 2015/2016 crop year, we planted 34,347 hectares of grains at our grain farms in Brazil. For the years ended June 30, 2016 and 2015, net revenue from sale of grains constituted 40.2% and 66.7% of our net revenue, respectively.

During the planting season for our 2015/2016 crop year, Cresca planted 13,993 hectares of grains at their farms located in Paraguay.

All distribution of production from the farms is through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our storage facilities or to our clients.

Sugarcane

The sugarcane planting season runs from February to May, and harvest occurs between April and November. On June 30, 2016, we had 10,303 hectares planted with sugarcane at our Araucária, Alto Taquari, and Partnership III farms. We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, Araucária, and Partnership III farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and is scheduled to expire in 2021/2022. We currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash). For the years ended June 30, 2016 and 2015, net revenue from the sale of sugarcane accounted for 56.8% and 30.4% of our net revenue, respectively.

On May 8, 2015, we entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), where we have the right to operate an area of 4,263 hectares by March 31, 2026. The properties are close to Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our clients’ sugar and ethanol refineries.

Livestock

On June 30, 2016, we began cattle-raising operations at the Preferência Farm, in Bahia, initially consisting of breeding and fattening activities. On June 30, 2016, we had 4,148  head of cattle distributed over 5,052 hectares of active pasture. We currently have 4,836 head of cattle, which are distributed over 5,052 hectares of active pasture.

Reforestation

On June 30, 2016, we had 24,211 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Investment properties

On June 30, 2016, the net book value of our investment properties was R$287.9 million, of which R$204.7 million represented land acquisition costs and R$83.2 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the year ended June 30, 2015, gain on farm sales accounted for R$194.0 million. We did not sell any farm during our fiscal year ended June 30, 2016.

Agricultural Properties

On June 30, 2016, we owned six agricultural properties, totaling 163,431 hectares of arable land (not including environmental preservation areas in accordance with Brazilian environmental law), including 11,718 hectares of leased area and 58,654 hectares through the joint venture Cresca S.A., located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Bahia and Piauí and in Paraguay. During the planting season for our 2015/2016 crop year, we planted 23,954 hectares of soybean, 4,397 hectares of corn, 10,303 hectares of sugarcane, 5,996 hectares of other grains (sesame, sorghum and others) and 6,566 hectares of pasture. Except for part of the Nova Buriti farm and the joint venture Cresca S.A., we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II and III.

Cremaq Farm:  On October 2006, the Cremaq farm was acquired by our subsidiary Imobiliária Cremaq with a total area of 32,702 hectares for R$42.3 million. The deed was granted in April 2008 and registration was made on June 23, 2008. The property is located in the State of Piauí, in the Northeastern region of Brazil, next to the Itaqui Port.

At the time of acquisition, 3,000 hectares were cultivated with grain production. Since the acquisition until the sale on June 10, 2015, we invested R$26.0 million (net of accumulated depreciation) in infrastructure to support the production process, including the construction of housing for our employees and service providers, the division of farmable areas into plots to facilitate capacity for cultivation, and the installation of farm equipment, including the construction of a silo at a total cost of R$8.4 million with capacity to store 72,000 tons of grains (such silos are capitalized under property, plant and equipment).

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

Prior to our acquisition, the Jatobá farm was used for pine reforestation. Since the acquisition until June 30, 2016, we invested R$25.8 million (net of accumulated depreciation) in the development of support infrastructure, such as the construction of houses for our employees and service providers, an administrative office, roads and loading docks, the division of farmable areas into plots to facilitate capacity for cultivation, in addition to having invested in land development and preparation of the soil for agricultural production. We have also invested in the installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters. During the planting season for our 2015/2016 crop year, we planted 8,762 hectares of soybean, 1,925 hectares of corn and 1,823 hectares of others grains at the Jatobá farm.

Alto Taquari Farm:  The Alto Taquari farm has an area of 5,395 hectares and was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million.  Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and cattle raising. As of June 30, 2016, we had 3,190 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

Araucária Farm:  The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007, in partnership with Brenco, in the proportion of 75% and 25%, respectively, for the total amount of R$80.0 million. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which date our partnership with Brenco was terminated and from which point we were the sole owners of 9,682 hectares of the Araucária farm, equivalent to R$70.7 million. The property is located in the Municipality of Mineiros, State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

Prior to our acquisition, the Araucária farm was used for grain cultivation. Since the acquisition until June 30, 2016, we invested R$1.7 million (net of accumulated depreciation) in infrastructure improvements. We also invested in installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters.

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

Chaparral Farm:  The Chaparral farm has an area of 37,183 hectares and was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. Since the acquisition until June 30, 2016, we invested R$30.7 million (net of accumulated depreciation) in infrastructure improvements. During the planting season for our 2015/2016 crop year, we planted 10,225 hectares of soybean and 4,173 hectares of others grains there. The property is located in the Municipality of Correntina, State of Bahia.

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

We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Preferência Farm:  The Preferência farm has an area of 17,799 hectares and was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia.

We use the property for cattle raising and grain cultivation. Since the acquisition until June 30, 2016, we invested R$22.2 million (net of accumulated depreciation) in infrastructure improvements to the property and have 6,566 hectares of pasture.

During the 2015/2016 crop year, we began cattle-raising operations at the Preferência Farm, initially consisting of breeding and fattenings activities. We acquired 4,836 head of cattle, which are distributed over 5,052 hectares of active pasture. On June 30, 2016, we had 4,148 head of cattle, distributed through over 5,052 hectares of active pasture.

Partnership II:  On October 11, 2013, we entered into a partnership with respect to Partnership II farm for up to 11 harvests, which is expected to end in October 2024. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area of 7,181 hectares, which is suitable for grain crops. During the planting season for our 2015/2016 crop year, we planted 4,967 hectares of soybean and 2,472 hectares of corn at the Partnership II farm.

Partnership III:  On May 8, 2015, we entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), where we have the right to operate an area of 4,263 hectares until March 31, 2026. The properties are close to the Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

Cresca S.A.:  On December 12, 2013, we entered into an agreement with Cresud, our controlling shareholder, for:  (i) the acquisition of its interest in Cresca S.A., which represented 50% of the company, (ii) the assumption of Cresud credits with Cresca, and (iii) the execution of an advisory service agreement, pursuant to which Cresud agreed to render services to Cresca in exchange for the payment of fees. The total consideration of the transaction was US$19.8 million.

On the purchase date, Cresca had approximately 81,000 hectares and had a contract for the right to purchase approximately 61,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. Pursuant to this agreement, Cresca purchased 35,864 hectares on July 9, 2014, and the remaining 24,753 hectares on January 20, 2015.

On April 4, 2014, Cresca sold 24,624 hectares in Paraguay, 12,312 of which are arable, for a total price of US$14.8 million (US$600 per hectare). The purchaser made an initial payment of US$1.9 million, and paid the first installment in the amount of US$4.3 million upon the execution of the property transfer deed and the sold area possession transfer. The purchaser made payments totaling the amount of US$3.7 million in 2015 and a final payment of US$4.9 million on July 20, 2016.

On October 5, 2016, we and our partner in Cresca agreed to put for sale all the land that Cresca currently owns or to split it between us within 120 days when the joint venture will be terminated.

As of the date hereof, Cresca owns approximately 117,000 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes. During the planting season for our 2015/2016 crop year, we planted 7,200 hectares of soybean, 3,298 hectares of corn, 1,242 hectares of other grains and 2,253 hectares of pasture at the Cresca farms.

Investment in Brenco – Companhia Brasileira de Energia Renovável

In March 2007, we acquired an indirect minority interest in Brenco, controlled by Odebrecht S.A., through our 40.65% investment in Green Ethanol LLC (previously known as Tarpon All Equities Fund LLC), which we acquired for a purchase price of US$2.5 million. Green Ethanol LLC held 2.47% of the capital stock of Brenco, including 7,600,000 warrants issued by Brenco. In March 2008, we signed contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles. See “Item 4—Information On the Company—Material Agreements.”

In September 2008, Green Ethanol LLC decreased its shareholding in Brenco to 1.55% of Brenco’s capital stock, which percentage was subsequently increased to 3.8% in December 2008. In February 2010, ETH Bioenergia acquired substantially all of the capital stock of Brenco, thereby diluting our indirect ownership interest (held through Green Ethanol LLC) to 0.046% of Brenco’s capital stock as of December 31, 2010. As a result of the losses incurred by Brenco and of the significant level of debt, we carried out an impairment analysis of our investment interest in Brenco. As a result of such assessment, we recorded an impairment loss on our investment of R$6.6 million as of July 1, 2009.

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

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2020, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA. For the year ended June 30, 2016, net revenues of our sugarcane production to Brenco were R$83.6 million, representing 56.8% of our total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

On May 8, 2015, we executed three agreements with Brenco:

The first agreement consists of a rural sub partnership to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership started at the date of its signature and is estimated to end on March 31, 2026. The areas are to be used for the plantation and cultivation of sugarcane, which cannot exceed the duration of the contract. This contractual partnership meets the definition of an operating leasing. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco, which is located in the vicinities of the farms, during the harvest period of the product. The quantity to be paid for the duration of the contract shall be established in tons per hectare and varies according to the area being explored. According to this contract, the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons will be paid within one to five years and 355,046 tons will be paid after more than five years up to the expiration of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners from whom BrasilAgro acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial leasing. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 127,699 tons of sugarcane, of which 41,470 tons will be paid within one year and 86,229 tons will be paid within one to five years.

For the year ended June 30, 2016, we delivered a total of 61.2 million tons of sugarcane pursuant to both agreements described above.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

We currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash). Odebrecht’s CEO has been arrested and the company has been facing the following issues:  difficulties to access the credit market, decrease in its business activities, early maturity of debts, among others. Therefore, Brenco’s controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

Cresca

Cresca is a company that invests in agricultural and cattle raising land in Paraguay. On December 12, 2013, it owned approximately 71,000 hectares and had a contract for the right to purchase approximately 70,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. Pursuant to this agreement, Cresca purchased 46,900 hectares on July 14, 2014 and the remaining 24,700 hectares on January 20, 2015.

On April 7, 2014, Cresca sold 24,624 undeveloped hectares, which transaction was not recorded until July 2014 when ownership of the land was transferred. As of June 30, 2016, Cresca owns 117,307 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

On October 5, 2016, we and our partner in Cresca agreed to put for sale all the land that Cresca currently owns or to split it between us within 120 days when the joint venture will be terminated.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For the year ended June 30, 2016, our three largest customers accounted for 75% of our total revenue. See “Item 3—Key Information—Risk Factors— Substantially all of our revenue is derived from a small number of clients, and we currently face a risk of default by our main customer.”

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

As of August 2, 2016, we also have a D&O insurance policy with coverage indemnifying our managers and members of our board of directors against civil liability for R$30 million, expiring on November 19, 2016.

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

Cash Management

To the extent we are unable or decide not to deploy our capital through agricultural property acquisitions or other investments, we maintain any uninvested cash and cash equivalents in an investment fund, which holds investments in fixed income securities in short-term, liquid investments (such as bank certificates of deposit, government securities and other cash-equivalents).

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

Administrative Liability

Administrative liability derives from an action or omission that results in violation of the standards of preservation, protection or restoration of the environment. Federal Decree No. 6,514 of July 22, 2008 establishes a set of sanctions that may be imposed as a result of breach of environmental regulation. Such sanctions include warning, fine, destruction of the product, suspension of activities, termination of tax benefits and credit lines granted by public institutions. Fines are determined based on the relevance and economic impact of the breach and can reach R$50.0 million. See “Item 3—Key Information—Risk Factors.”

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

For the Paraguay farm, we obtained the approval of the environmental impact study and we are in the process of obtaining the licenses for the suppression of vegetation for the remaining area.

For the Nova Buriti farm, we are studying and analyzing some alternative options, such as:  environmental servitude, quota of environmental reserve and compensation of legal reserve.

Agriculture and livestock activities are currently required by law to obtain a special environmental license. We are in the process of obtaining such a license for the Jatobá farm and we must obtain one for the Preferência farm by 2021.

We have obtained environmental licenses for our other three properties:  the license for suppression of vegetation for the Araucária and Chaparral farms and the operating license for the Alto Taquari farm.

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

It is mandatory to maintain as legal reserve at least 80% of an agricultural property located in Floresta biome within Amazonia Legal, 35% for an agricultural property in the savannah region within Amazonia Legal and 20% for an agricultural property located in other forms of native vegetation in other regions of Brazil. In Paraguay, it is mandatory to maintain as legal reserve at least 25% of all agricultural property with more than 20 hectares in forest regions and also a corridor of native vegetation of at least 100 meters for every 100 hectares of agricultural or livestock.

All of our properties have legal reserve areas, although a part thereof has legal reserves that are in the process of being recorded at the offices of the applicable government agency. At the date of this Annual Report, none of our current landholdings are located in Floresta biome within Amazonia Legal. Legal reserve vegetation may not be suppressed, and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in the regulations. Agricultural properties that fail to record the legal reserve are subject to daily fines. A total of 61,068 hectares, or approximately 23.3% of the total area of our properties, consist of legal reserves.

Permanent Preservation Areas

Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It will only be possible to modify these areas through previous authorization by the competent state environmental body. A total of 19.277 hectares, or 7.4% of the total area of our properties, consist of permanent preservation areas.

Suppression of Vegetation

We are in the process of obtaining authorization for suppression of vegetation with respect to 14.1% of our current land holdings upon which we have not yet commenced crop cultivation operations and that are not part of our legal reserve or permanent preservation areas, from the relevant environmental authorities in the locations where required. Accordingly, with respect to such areas where such authorization is required, we will not be able to commence crop cultivation operations until such authorizations are obtained. Because such authorizations depend upon governmental agencies, we are not able to provide an estimate of the time frame for receiving such approvals.

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

All of our properties have this register.

Ownership of Agricultural Land in Brazil by Foreigners

On August 23, 2010, opinion No. LA-01, of August 19, 2010, issued by the Federal Attorney General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital stock of a company that owns land in Brazil. The Federal Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require prior authorization to purchase agricultural properties and are subject to restrictions, including the following:

i.

the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

ii.

the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and (iii) the acquisition shall not exceed 100 indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

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

In both cases, it is not possible to determine an estimated time frame for the approval procedure, since up to the date of this Annual Report, there are no known cases of certificates having been granted. Additionally, there is no judgment so far by the Brazilian courts on the validity and constitutionality of the contents of the Federal Attorney General’s opinion.

As of June 30, 2016, approximately 77.82% of our common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued the Opinion nº 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74, regarding Brazilian companies with the majority of the capital stock composed of foreigners residing outside of Brazil or legal entities incorporated abroad. In April 2013, the Regional Federal Court for the Third Region (Tribunal Regional Federal da 3ª Região – TRF) granted an injunction in the context of a claim brought by INCRA and the Federal Government against São Paulo’s General Comptroller of Justice Opinion nº 461/2012-E, suspending the effects of such opinion. In August 2013, the Regional Federal Court for the Third Region recognized its lack of jurisdiction to judge such claim and sent it to São Paulo State Appeals Court (Tribunal de Justiça do Estado de São Paulo). As a consequence of such decision, the injunction granted by the Regional Federal Court for the Third Region was set aside, and INCRA and the Federal Government had declined on the claim. Since then, entities providing notary and registrary services located in the State of São Paulo are, over again, exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74.

On June 25, 2014, the AGU and INCRA filed a suit at the Higher Federal Court (STF) against the State of São Paulo due to the decision of São Paulo Justice Court which judged the Opinion 1 issued by AGU in 2010, unconstitutional. In this suit the stay of the preliminary order was required and, in the end, the definite annulment of Opinion 461-12-E of the Inspector General Office of São Paulo, issued on December 03, 2012. On August 7, 2014, the decision issued by Justice Marco Aurélio Mello, rapporteur of the process, was published, denying the injunction required by AGU and INCRA, on the basis that the period of more than 1 year and 7 months from the opinion of the Inspector General Office of São Paulo and the file of the suit in STF shows that there is no urgency in the appreciation of the injunction request. In September 2016, Justice Marco Aurélio Mello suspended the effects of the  decision of the São Paulo Justice Court that considered that the Opinion 1 issued by the  AGU in 2010 was unconstitutional.

In addition, on April 16, 2015, the Brazilian Rural Society filed a request for non-compliance of basic principles (ADPF) at the Higher Federal Court in order to (i) declare that the paragraph 1 of article 1 of Law No. 5,709/1971 was not received by the 1988 Federal Constitution and (ii) reverse the opinion of the Federal Attorney General of 2010.

As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment in any of these lawsuits to be issued by the STF.

C.                  Organizational Structure

The diagram below illustrates our corporate structure as of the date hereof. All of our subsidiaries are incorporated in Brazil. Our investee Cresca S.A. is incorporated in Asunción, Paraguay.

(1)   Cape Town LLC is controlled by Mr. Elie Horn.

(2)   A portion of our common shares held by Cresud are deposited in The Bank of New York Mellon in the form of ADRs (American Depositary Receipts).

(3)   Agro Investment and Agro Managers are companies organized under the laws of Argentina, controlled by Cresud´s controlling shareholder (Mr. Eduardo Elsztain) and Cresud, respectively.

(4)   On October 5, 2016, we and our partner in Cresca agreed to put for sale all the land that Cresca currently owns or to split it between us within120 days when the joint venture will be terminated.

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

Brazilian GDP increased 2.7% in 2013 and 0.1% in 2014 and decreased 3.8% in 2015 and 4.6% in the first six months of 2016. The forecast is a decrease in the Brazilian GDP for 2016 and a  growth in the Brazilian GDP for 2017. Inflation, as measured by the Broad Consumer Price Index, or IPCA, published by the IBGE, was 5.9%, 6.4%, 10.7% per annum in 2013, 2014, 2015, respectively, and 8.8% in the first six months of 2016. The dollar appreciated 14.6%, 13.4% and 45.0 % against the Real in 2013, 2014 and 2015, respectively. From January 1 through June 30, 2016, the Real appreciated approximately 20.5% against the U.S. dollar. Unemployment increased from 5.5% in January 2013 to 11.6% in July 2016. International reserves held by the Central Bank of Brazil increased from US$370.6 billion on September 30, 2015 to US$376.7 billion on September 30, 2016.

The long-term credit rating for Brazil was downgraded by Standard & Poor’s from BBB- to BB, by Moody’s from “Baa2” to “Ba2” and by Fitch Ratings from BBB- to BB, placing Brazil back to speculative investment grade level (“junk”).

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2016	2015	2014	Source
Price of Soybean (Paranaguá)(R$/bag)
Closing	92.01	70.15	70.46	Bloomberg
Exchange rate	(R$ per US$ 1.00)
Beginning	3.12	2.21	2.23	Bloomberg
Closing	3.21	3.10	2.21	Bloomberg
Average	3.69	2.68	2.29	Bloomberg
ATR (R$/Kg of ATR)(1)	0.59	0.48	0.47	http://www.udop.com.br/index.php?i
Closing IGP-M (%)(2)	12.22%	5.58%	6.24%	Bloomberg
IPCA(3)	8.84%	8.89%	6.52%	Bloomberg
CDI(4)	14.09%	11.76%	9.63%	www.cetip.com.br/astec/series_v05/pagir
NPK(5) (R$/Ton)	1,104.81	1.265.45	872.48	Bloomberg

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

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from the sale of (i) grains (comprised of soybean, corn, and sorghum); and (ii) sugarcane and other farming products.

Taxes on sales

Taxes on sales vary depending on the product and the market, as follows:

Tax	Direct Export	Sale to Importer/Exporter	Domestic market
ICMS	Not levied	Not levied	Levied
PIS	Not levied	Not levied	Levied
COFINS	Not levied	Not levied	Levied
FUNRURAL	Not levied	Levied	Levied

These are the primary taxes on sales:

ICMS (Value-Added Tax on Sales and Services):  ICMS is a state tax levied on the price of a product at an average rate of 18% for transactions within a state and 7% to 12% for transactions across states. ICMS payments are not applicable to exports of goods and services.

Federal Social Integration Program (Programa de Integração Social, or PIS) and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS):  PIS and COFINS tax payments, levied at (i) 0.65% and 3.0% of gross revenue, respectively (cumulative) or (ii) 1.65% and 7.6%, respectively, after certain deductions (non-cumulative), depending on the business conducted and the nature of revenue earned, among other factors. On June 30, 2016, we, Jaborandi Agrícola Ltda and Imobiliária Cremaq. were subject to noncumulative assessment for such payments, and our other subsidiaries were subjected to cumulative assessment. PIS and COFINS payments are not applicable to exports of goods and services, or sales to import/export companies located in Brazil. Since we sell the entirety of our soybean  production to such companies, such activities are not subject to PIS or COFINS payments. Brazilian law also exempts PIS and COFINS payments upon the sale of sugarcane to an entity that produces ethanol or biofuel.

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

Changes in fair value of biological assets

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

The sugarcane crops have a productive cycle of six years from the first harvest, and accordingly, are classified as long term biological assets.

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

Income and social contribution-current and deferred taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries Jaborandi Agrícola Ltda. and Cremaq Ltda. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of:  (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

The critical accounting policies described herein are important to the presentation of our financial condition and results of operations, requiring the most difficult, subjective and complex judgments by our management, often as a result of the need to make estimates and assumptions about matters that are inherently uncertain. While preparing our financial statements, our management uses estimates and assumptions to record assets, liabilities and transactions. Our financial statements include different subjective and complex estimates regarding, among others, accounting for revenue recognition for grains and farm sales and related accounts receivable, determining the fair value of derivatives, biological assets and accounting for investments in investment properties, warrant, residual value and useful life of property, plant and equipment, deferred taxes, share base payment and legal claims. In order to provide a better understanding of how our management makes its judgments about future events, including the variables and assumptions underlying such estimates, we have identified the following critical accounting policies.

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

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions, we may not be required to, among other things, provide an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act or to comply with PCAOB rules that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis and any future audit rule promulgated by the PCAOB. These exemptions apply until we are no longer an “emerging growth company.” The JOBS Act also provides “emerging growth companies” an election to comply with new or revised accounting standards on a delayed basis for those standards that have a different effective date for public and private companies. However, such election is limited to companies that prepare their financial statements and report in accordance with accounting principles generally accepted in the United States of America. As our financial statements are prepared in accordance with IFRS, such accommodation is not available to us, and we will be required to apply new or revised accounting standards under IFRS as from the effective date established in the corresponding standard.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth operating results of each of our segments and the reconciliation of these results to our consolidated statement of operations.

	Year Ended June 30, 2016
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	147,128	59,372	83,628	—	4,128	—
Gain on sale of farms	—	—	—	—	—	—
Changes in fair value of biological assets and agricultural products	(8,718)	(31,755)	23,447	—	(410)	—
Reversal of impairment of net realizable value of agricultural products after harvest, net	659	659	—	—	—	—
Cost of sales	(134,714)	(52,995)	(75,605)	—	(6,114)	—
Gross profit (loss)	4,355	(24,719)	31,470	—	(2,396)	—
Operating income (expenses)
Selling expenses	(2,732)	(2,680)	—	(—)	(52)	—
General and administrative expenses	(28,944)	—	—	—	—	(28,944)
Other operating income net	2,812	—	—	—	—	2,812
Share of loss of a joint venture	(511)	—	—	—	—	(511)
Financial income	192,644	12,739	—	21,781	—	158,124
Financial expenses	(154,270)	(12,971)	—	(13,945)	—	(127,354)
Profit (loss) before income and social contribution taxes	13,354	(27,631)	31,470	7,836	(2,448)	4,127
Income and social contribution taxes	(2,782)	9,395	(10,700)	(2,664)	832	355
Profit (loss) for the year	10,572	(18,236)	20,770	5,172	(1,616)	4,482

	Year Ended June 30, 2015
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	174,351	116,289	52,925	—	5,137	—
Gain on sale of farms	193,464	—	—	193,464	—	—
Changes in fair value of biological assets and agricultural products	9,788	6,031	4,053	—	(296)	—
Impairment of net realizable value of agricultural products after harvest, net	(3,038)	(3,036)	—	—	(2)	—
Cost of sales	(170,489)	(112,714)	(52,799)	—	(4,976)	—
Gross profit (loss	204,076	6,570	4,179	193,464	(137)	—
Operating income (expenses)
Selling expenses	(9,006)	(5,762)	—	(3,168)	(76)	—
General and administrative expenses	(29,360)	—	—	—	—	(29,360)
Other operating expense net	(3,422)	—	—	—	—	(3,422)
Share of loss of a joint venture	(4,355)	—	—	—	—	(4,355)
Financial income	122,552	15,693	—	5,099	—	101,760
Financial expenses	(89,914)	(17,598)	—	(6,338)	—	(65,978)
Profit (loss) before income and social contribution taxes	190,571	(1,097)	4,179	189,057	(213)	(1,355)
Income and social contribution taxes	(9,761)	373	(1,421)	(7,347)	72	(1,438)
Profit (loss) for the year	180,810	(724)	2,758	181,710	(141)	(2,793)

	Year Ended June 30, 2014
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	131,314	91,645	38,235	—	1,434	—
Gain on sale of farms	21,845	—	—	21,845	—	—
Changes in fair value of biological assets and agricultural products	1,092	2,059	(719)	—	(248)	—
Reversal of impairment of net realizable value of agricultural products after harvest, net	(2,043)	(2,040)	—	—	(3)	—
Cost of sales	(138,535)	(98,529)	(34,790)	—	(5,216)	—
Gross profit (loss)	13,673	(6,865)	2,726	21,845	(4,033)	—
Operating income (expenses)
Selling expenses	(10,239)	(7,283)	—	(2,430)	(526)	—
General and administrative expenses	(30,378)	—	—	—	—	(30,378)
Other operating income (expenses), net	285	—	—	—	—	285
Share of loss of a joint venture..	(704)	—	—	—	—	(704)
Financial income	40,051	8,556	—	714	—	30,781
Financial expenses	(41,611)	(5,009)	—	(3,439)	—	(33,163)
Profit (loss) before income and social contribution taxes	(28,923)	(10,601)	2,726	16,690	(4,559)	(33,179)
Income and social contribution taxes	15,561	3,604	(927)	(1,039)	1,550	12,373
Profit (loss) for the year	(13,362)	(6,997)	1,799	15,651	(3,009)	(20,806)

The table below shows a summary of our statement of operations for the years indicated.

	Year ended June 30,
	2016	2015	2014
	(R$ thousand)
Net revenue	147,128	174,351	131,314
Gain on sale of farms	-	193,464	21,845
Changes in fair value of biological assets and agricultural products	(8,718)	9,788	1,092
Reversal of impairment (Impairment) of net realizable value of agricultural products after harvest	659	(3,038)	(2,043)
Cost of sales	(134,714)	(170,489)	(138,535)
Gross profit	4,355	204,076	13,673
Selling expenses	(2,732)	(9,006)	(10,239)
General and administrative expenses	(28,944)	(29,360)	(30,378)
Other operating (expenses) income, net	2,812	(3,422)	285
Share of profit of a joint venture	(511)	(4,355)	(704)
Operating (loss)	(25,020)	157,933	(27,363)
Financial income	192,644	122,552	40,051
Financial expenses	(154,270)	(89,914)	(41,611)
Financial income (expense)	38,374	32,638	(1,560)
Profit (loss) before income and social contribution taxes	13,354	190,571	(28,923)
Income and social contribution taxes	(2,782)	(9,761)	15,561
Profit (loss) for the year	10,572	180,810	(13,362)
Profit (loss) attributable to:
Equity holders of the parent	10,572	180,810	(13,362)
Non-controlling interests	—	—	—
Issued shares at the year end	58,226,600	58,226,600	58,422,400
Basic earnings (loss) per share in R$/US$	0.18	3.10	(0.23)
Diluted earnings (loss) per share in R$/US$	0.18	3.10	(0.23)

Year Ended June 30, 2016 Compared to Year Ended June 30, 2015

Net revenue

Net revenue decreased R$27.3 million from R$174.4 million for the year ended June 30, 2015 to R$147.1 million for the year ended June 30, 2016. This decrease was mainly due to the following:

i.

Revenue from grain sales:  revenue from grain sales decreased R$57.1 million from R$116.3 million for the year ended June 30, 2015 (reflecting sales of 160,386 tons at an average price of R$725.05 per ton) to R$59.4 million for the year ended June 30, 2016 (reflecting sales of 81,410 tons at an average price of R$726.70 per ton). This represents a decrease of 49.1% over the previous year resulting from a decrease in sales volume partially offset by a slight increase in price. The decrease in sales volume of grains is a result of the reduction in the planted area from 61,376 hectares for the year ended June 30, 2015 to 29,087 hectares for the year ended June 30, 2016 and the reduction in the corn and soybean yields by 49% and 50%, respectively, impacted by the low rainfall levels during the season.

•

Revenue from soybean sales:  revenue from soybean sales decreased R$59.9 million from R$101.7 million (sale of 113,172 tons at R$898.28 per ton) for the year ended June 30, 2015 to R$41.7 million (sale of 38,132 tons at R$1,095.37 per ton) for the year ended June 30, 2016. This represents a decrease of 58.9% over the previous year resulting from a decrease in sales volume partially offset by an increase in price.

•

Revenue from corn sales:  revenue from corn sales increased R$2.8 million from R$14.6 million (sale of 47,213 tons at R$309.82 per ton) for the year ended June 30, 2015 to R$17.4 million (sale of 43,278 tons at R$401.77 per ton) for the year ended June 30, 2016. This represents an increase of 18.9% over the previous year, resulting from the increase in price partially offset by a decrease in sales volume.

ii.

Revenue from sugarcane sales:  revenue from sugarcane sales increased R$30.7 million from R$52.9 million (reflecting sales of 830,204 tons at an average price of R$63.75 per ton) for the year ended June 30, 2015 to R$83.6 million (reflecting sales of 1,075,183 tons at an average price of R$77.78 per ton) for the year ended June 30, 2016. This represents an increase of 58.0% over the previous year, resulting from the increase in price and sales volume. The growth in the amount of tons of sugarcane was mainly due to the increase in the period harvest area from 8,196 hectares to 12,117 hectares. The increase in the price of sugarcane per ton was due to a 3.0% increase in average TRS (total recoverable sugar) kilo per ton harvested, from 134.14 kg/ton for the year ended June 30, 2015 to 137,56 kg/ton for the year ended June 30, 2016.

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2016	2015	2016	2015	2016	2015
Grain	29,087	61,376	81,409	160,386	59,160	116,289
Sugarcane	12,117	8,196	1,075,183	830,204	83,628	52,925

Gain on sale of farms

For the year ended June 30, 2016, we did not sell any farm. On June 10, 2015, we sold 27,745 hectares of the Cremaq farm in the State of Piaui for R$270.0 million.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products decreased from a profit of R$9.8 million for the year ended June 30, 2015 to a loss of R$8.7 million for the year ended June 30, 2016. This decrease resulted mainly from the decrease in the fair value of biological assets and agricultural products of grains from a profit of R$6.0 million for the year ended June 30, 2015 to a loss of R$31.7 million for the year ended June 30, 2016. Such variation was mainly due to a severe drought in 2015 that hit the farms in Bahia and Piauí, and had a direct impact in the soybean yield from the farms in Bahia and Piauí as well as the first corn crop. In addition, the fair value of biological assets and agricultural products of sugarcane change from a loss of R$4.1 million for the year ended June 30, 2015 to a profit of R$23.4 million for the year ended June 30, 2016. Such variation was a result mainly from an increase in sugarcane areas (from 27,909 hectares to 28,018 hectares), adjustments in price (from R$71.03 to R$73.16) and assumptions of the cutting, carrying and transportation costs of sugarcane (from R$55.67 to R$54.99).

(Impairment) reversal of impairment of net realizable value of agricultural products after harvest

We recognized an impairment of net realizable value of agricultural products after harvest of R$3.0 million for the year ended June 30, 2015.  While for the year ended June 30, 2016.we recognized a reversal of impairment of net realizable value of agricultural products after harvest of R$659 thousand..Such variations resulted from the reduction in the corn and soybean prices from the harvest time to the end of the respective fiscal year.

Cost of sales

Cost of sales decreased R$35.8 million from R$170.5 million for the year ended June 30, 2015 to R$134.7 million for the year ended June 30, 2016. Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.

Cost of soybean sold:  the cost of soybean sold decreased by R$63.0 million. Our average cost per ton of soybean sold increased 8.2% from R$876.87 per ton (corresponding to 113,172 tons at a total cost of R$99.2 million) for the year ended June 30, 2015 to R$948.46 per ton (corresponding to 38,132 tons at a total cost of R$36.2 million) for the year ended June 30, 2016.

ii.

Cost of corn sold:  the cost of corn sold increased by R$3.0 million. Our average cost per ton of corn sold increased 33.8% from R$285.42 per ton (corresponding to 47,213 tons at a total cost of R$13.5 million) for the year ended June 30, 2015 to R$381.98 per ton (corresponding to 43,278 tons at a total cost of R$16.5 million) for the year ended June 30, 2016.

iii.

Cost of sugarcane sold:  the cost of sugarcane increased by R$22.8 million.  Our average cost per ton of sugarcane sold increased 10.6% from R$63.60 per ton (corresponding to 830,204 tons at a total cost of R$52.8 million) for the year ended June 30, 2015 to R$70.32 per ton (corresponding to 1,075,183 tons at a total cost of R$75.6 million) for the year ended June 30, 2016.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2016 was R$4.4 million, representing a decrease of R$199.7 million as compared to R$204.1 million for the year ended June 30, 2015.

Selling expenses

Selling expenses decreased R$6.3 million from R$9.0 million for the year ended June 30, 2015 to R$2.7 million for the year ended June 30, 2016, primarily as a result of the reduction in freight and storage and processing expenses which reflects the decrease in the amount of grain sold in the period from R$5.7 million for the year ended June 30, 2015 to R$2.6 million for the year ended June 30, 2016, the reversal of provisions for onerous contracts totaling R$579 thousand in fiscal 2016 and  the decrease in commissions on farm sales from R$263.5 thousand for the year ended June 30, 2015 to R$42.2 thousand for the year ended June 30, 2016.

General and administrative expenses

General and administrative expenses decreased R$0.5 million from R$29.4 million for the year ended June 30, 2015 to R$28.9 million for the year ended June 30, 2016. This decrease was primarily a result of the renegotiation of service contracts, which generated a reduction of R$1.1 million, or 27.0%, in expenses with service providers, but was partially offset by an increase in other expenses. The R$1.5 million, or 40.3%, increase in other expenses primarily refer to expenses with travel, telephone, building maintenance and systems, among others, and was mainly due to ITR (rural property tax) and expenses with the leasing of servers, now located in the cloud, partially offset by reduced depreciation and amortization. In addition, in fiscal 2015, there was a reversal of R$0.5 million related to the termination of the leasing agreement for the Parceria I Farm, in Bahia.

Other operating income (expenses), net

For the year ended June 30, 2015, other operating expenses, net amounted to  R$3.4 million, which included  the partial write-off of intangible assets from the sale of 24,000 hectares related to the Cresca land and exploration rights contract of R$612 thousand; and a payment related to a hereditary rights lawsuit in relation to Horizontina farm of R$1.2 million. For the year ended June 30, 2016, other operating income, net, amounted to R$2.8 million, which included a R$2.3 million gain for the discount obtained in the balance payable for the Alto Taquari Farm, partially offset by R$2.2 million for the provision for legal proceedings.

Share of loss of a joint venture

For the year ended June 30, 2016, we recorded a loss of R$511 thousand related to the results in our investment in Cresca (a loss of R$4.4 million for the year ended June 30, 2015).

Financial income (expenses), net

Financial income increased R$70.0 million from R$122.6 million for the year ended June 30, 2015 to R$192.6 million for the year ended June 30, 2016 and financial expenses increased R$64.4 million from R$89.9 million for the year ended June 30, 2015 to R$154.3 million for the year ended June 30, 2016. The change in financial income (expenses), net is attributable mainly to:

i.

The decrease in the gain on remeasurement of receivables from the sale of farms and machinery from R$41.5 million for the year ended June 30, 2015 to R$22.5 million for the year ended June 30, 2016 and the decrease in the loss on remeasurement of receivables.

ii.

The sale of farms and machinery from R$23.2 million for the year ended June 30, 2015 to R$12.6 million for the year ended June 30, 2016, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$9.8 million was mainly due to an increase in the soybean price as well as the impact of the appreciation of the dollar on the soybean price used to calculate the fair value of receivables from sales of farms.

iii.

The decrease in foreign exchange income from R$14.7 million for the year ended June 30, 2015 to R$8.9 million for the year ended June 30, 2016 and the increase in foreign exchange expenses from R$8.1 million for the year ended June 30, 2015 to R$8.7 million for the year ended June 30, 2016, which resulted in a net gain of R$195 thousand for the year ended June 30, 2016. This increase in foreign exchange income, net refers mainly to the impact of the appreciation of the dollar on accounts receivable from Cresca.

iv.

The increase of R$63.9 million of realized and unrealized derivatives transactions income from R$52.3 million for the year ended June 30, 2015 to R$116.2 million for the year ended June 30, 2016 and the increase of R$70.3 million of realized and unrealized derivatives transactions (expenses) from R$39.9 million for the year ended June 30, 2015 to R$110.2 million for the year ended June 30, 2016, which resulted in a net gain of R$12.4 million for the year ended June 30, 2015 and R$5.9 million for the year ended June 30, 2016. This variation reflects the commodities hedge operations result from an income of R$10.5 million for the year ended June 30, 2015 to an expense of R$5.7 million for the year ended June 30, 2016 and the impact of the exchange variation on cash from an income of R$1.9 million for the year ended June 30, 2015 to R$11.6 million for the year ended June 30, 2016. We partially converted cash into dollars in order to maintain purchasing power with regards to inputs, investments and new acquisitions, which have positive correlations with the U.S. currency.

v.

The increase in interest on marketable securities and receivables from R$13.9 million for the year ended June 30, 2015 to R$45.0 million for the year ended June 30, 2016 in connection with the increase of the interest on returns on cash investments and the impact of the U.S. dollar exchange variation on the Cresca’s receivables.

vi.

The increase in interest on marketable charges from R$66 thousand for the year ended June 30, 2015 to R$9.8 million for the year ended June 30, 2016 in connection with the increase of the interest rates in the long-term loans and financing to develop the farms.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$2.8 million for the year ended June 30, 2016 and of R$9.8 million for the same period in 2015. Current income and social contribution tax expenses increased from R$9.3 million for the year ended June 30, 2015 to R$15.9 million for the year ended June 30, 2016, which was offset by a deferred income and social contribution tax gain of R$13.2 million for the year ended June 30, 2016, mainly related to the recognition of deferred loss tax carryforwards

Profit (loss) for the year

As a result of the above, profit for the year ended June 30, 2016, amounted to R$10.5 million as compared to R$180.8 million for the same period in 2015.

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

ii.

Revenue from soybean sales:  revenue from soybean sales increased R$19.6 million from R$82.0 million (sale of 95,700 tons at R$857.65 per ton) for the year ended June 30, 2014 to R$101.7 million (sale of 113,200 tons at R$898.28 per ton) for the year ended June 30, 2015. This represents an increase of 24% over the previous year, being 5% from the increase in soybean prices and 18.3% from higher sales volumes in the period.

iii.

Revenue from corn sales:  revenue from corn sales increased R$ 5.0 million from R$9.6 million (sale of 26,700 tons at R$359.32 per ton) for the year ended June 30, 2014 to R$14.6 million (sale of 47,200 tons at R$309.82 per ton) for the year ended June 30, 2015. This represents an increase of 52% over the previous year, resulting from a 76.7% increase in sales volumes, which was partially offset by a 13.8% decrease in prices.

iv.

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

	Planted Area (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2015	2014	2015	2014	2015	2014
Grain	61,376	59,271	160,386	122,415	116,289	91,645
Sugarcane.	8,196	7,583	830,204	570,820	52,925	38,235

Gain on sale of farms

Gain on sale of farms increased R$171.6 million from R$21.9 million for the year ended June 30, 2014 to R$193.5 million for the year ended June 30, 2015. On June 10, 2015, we sold 27,745 hectares of the Cremaq farm in the State of Piauí for R$270.0 million, of which R$242.0 million related to the sale of the land and R$28.0 million to the sale of assets invested in the property. We have received an upfront payment of R$5.0 million, and an additional payment of R$62.5 million when legal title of the land and the assets were transferred to the purchaser. The remaining amount of R$202.5 million was deposited in an escrow account (restricted cash) and will be released when the following conditions are fulfilled:  (i) drafting of the deed of 18 registrations; (ii) registration of the deed of 6,020 hectares; and (iii) petition protocol for termination of the legal action for maintenance of ownership and obtaining of environmental licenses for an additional unexplored area of 150 hectares. On June 30, 2015, final purchase and sale deeds were drafted for the total area sold except for the real estate registration with respect to 6,020 hectares which is in the process of georeferenced dismembering. Below is the breakdown of gains from sales of farm and property, plant and equipment:

	Sale Price (R$ thousand)		Cremaq total sale price (R$ thousand)
Sale of farms	238,000	-	238,000
Sale of assets and properties	-	28,000	28,000
Balance related to environmental license	-	-	4,000
	238,000	28,000	270,000
	Cost of sale (R$ thousand)
Cost from sale of farms	(35,790)	-
Cost from opening of area	(500)	-
Cost from sale of assets and properties	-	(27,843)
Taxes	(8,687)	-
	193,023	157
* Cremaq remaining balance	441	-
Total gain on sale	193,464	157

*      The remaining balance of R$441 thousands resulting from the gain on sale of farms in the statement of operations refers to a supplementary sale, which occurred on February 20, 2015 in Imobiliária Cremaq.

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

(Impairment) reversal of impairment of net realizable value of agricultural products after harvest

Impairment of net realizable value of agricultural products after harvest increased from a loss of R$2.0 million for the year ended June 30, 2014 to a loss of R$3.0 million for the year ended June 30, 2015. Such variations resulted from the reduction in the corn price from the harvest time to the end of the respective fiscal year.

Cost of sales

Cost of sales increased R$32.0 million from R$138.5 million for the year ended June 30, 2014 to R$170.5 million for the year ended June 30, 2015,. Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as harvested volumes (tons) as explained below:

i.

Cost of soybean sold:  the cost of soybean sold increased by R$10.2 million. Our average cost per ton of soybean sold decreased 5.7% from R$930.36 per ton (corresponding to 95,700 tons at a total cost of R$89.0 million) for the year ended June 30, 2014 to R$876.88 per ton (corresponding to 113,100 tons at a total cost of R$99.2 million) for the year ended June 30, 2015.

ii.

Cost of corn sold:  the cost of corn sold increased by R$4.1 million. Our average cost per ton of corn sold decreased 18.7% from R$351.03 per ton (corresponding to 26,700 tons at a total cost of R$9.4 million) for the year ended June 30, 2014 to R$285.42 per ton (corresponding to 47,200 tons at a total cost of R$13.5  million) for the year ended June 30, 2015.

iii.

Cost of sugarcane sold:  the cost of sugarcane increased R$18.0 million. Our average cost per ton of sugarcane sold increased from R$60.95 per ton (corresponding to 570,820 tons at a total cost of R$34.8 million) for the year ended June 30, 2014 to R$63.6 per ton (corresponding to 830,204 tons at a total cost of R$52.8 million) for the year ended June 30, 2015.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2015 was R$204.1 million, representing an increase of R$190.4 million as compared to R$13.7 million for the year ended June 30, 2014.

Selling expenses

Selling expenses decreased R$1.2 million from R$10.2 million for the year ended June 30, 2014 to R$9.0 million for the year ended June 30, 2015, primarily as a result of the reversal of provisions for doubtful accounts totaling R$525 thousand in fiscal 2015 (compared to the constitution of such provision in the amount of R$2.7 million in fiscal 2014), the reversal of provisions for onerous contracts totaling R$579 thousand in fiscal 2015 and  the decrease in commissions on farm sales from R$1.4 million for the year ended June 30, 2014 to R$168.0 thousand for the year ended June 30, 2015. No commission was due in connection with the sale of the Cremaq farm because no broker was hired for this sale.

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

Other operating income (expenses), net

For the year ended June 30, 2015, we recognized other operating  expense, net, of R$3.4 million, which mainly refer to:  (i) the partial write-off of intangible assets from the sale of 24,000 hectares related to the Cresca land and exploration rights contract of R$612 thousand; and (ii) a payment related to a hereditary rights lawsuit. For the year ended June 30, 2014, we recognized other operating income, net, of R$285 thousand of which R$1.2 million correspond to the reversal of a provisions for legal claims, which was offset by R$1.5 million in losses on sale of fixed asset and a gain regarding others in the amount of R$578 thousand.

Share of profit of a joint venture

For the year ended June 30, 2015, we recorded a loss of R$4.4 million comprised of R$3.1 million related to the difference between the fair value of Cresca’s land sold and its higher book value and a loss of R$1.2 million from Cresca’s results (a loss of R$705 thousand for the year ended June 30, 2014).

Financial income (expenses), net

Financial income increased R$82.5 million from R$40.1 million for the year ended June 30, 2014 to R$122.6 million for the year ended June 30, 2015 and financial expenses increased R$48.3 million from R$41.6 million for the year ended June 30, 2014 to R$89.9 million for the year ended June 30, 2015. The change in financial income (expenses), net is attributable mainly to:

i.

The increase in gain on remeasurement of receivables from sale of farms and machinery from R$19.1 million for the year ended June 30, 2014 to R$41.5 million for the year ended June 30, 2015, which was partially offset by an increase in the loss on remeasurement of receivables.

ii.

The sale of farms and machinery from R$13.6 million for the year ended June 30, 2014 to R$23.2 million for the year ended June 30, 2015, which  related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from sale of farms and machinery of R$12.8 million was mainly due to the impact of the appreciation of the dollar on the soybean price on the adjustment to the fair value of receivables from sales of farms.

iii.

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

iv.

The increase of R$49.5 million of realized and unrealized derivatives transactions income from R$2.8 million for the year ended June 30, 2014 to R$52.3 million for the year ended June 30, 2015, and the increase of R$31.5 million of realized and unrealized derivatives transactions (expenses) from R$8.4 million for the year ended June 30, 2014 to R$39.9 million for the year ended June 30, 2015, which resulted in a net gain of R$18.0 million. This increase refers mainly to the gain of the hedge in U.S. dollars of soybean futures market and OTC transactions.

v.

The increase in interest on liabilities from R$10.7 million for the year ended June 30, 2014 to R$13.9 million for the year ended June 30, 2015 in connection with the increase of the interests rates in the long-term loans and financing to develop the farms.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$9.8 million for the year ended June 30, 2015, as compared to a credit of R$15.6 million for the same period in 2014.  Current income and social contribution tax expenses increased from R$2.8 million for the year ended June 30, 2014, which was offset by a deferred income and social contribution tax gain of R$18.3 million, mainly related to the recognition of deferred loss tax carryforwards, to current income and social contribution tax expenses of R$9.3 million for the year ended June 30, 2015.

Profit (loss) for the year

For the reasons discussed above, we recorded a profit of R$180.8 million for the year ended June 30, 2015, as compared to a loss of R$13.4 million for the same period in 2014.

B.                  Liquidity and Capital Resources

As of June 30, 2016, we hold R$188.1 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American government bonds. Of the total amount of cash and cash equivalents, approximately R$5.8 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

Throughout the year, our working capital needs vary significantly depending on the harvest period of grains, sugarcane and other crops in Brazil. See “Item 4. Information on the Company – B. Business Overview – Seasonality.”

We believe that our current capital resources, together with our ability to obtain loans and credit facilities and, when appropriate, to raise equity in the capital markets, are sufficient to meet our present cash flow needs.

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

The investments made in the fiscal year ended June 30, 2016 totaled R$10.7 million, all of which were used for the development of land for cultivation of grains.

Cash Flows

Our cash flow generation from operating activities may vary from period to period depending on fluctuations in our sales and service revenue, costs of goods sold and operating income (expenses), and may also vary within such periods as a result of seasonality. Operating activities primarily refer to revenue generated from the sale of grains and sugarcane.

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

The table below presents our cash flows for the periods indicated.

	Year ended June 30,
	2016	2015	2014
	(R$ thousand)
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	(17,778)	(11,175)	22,880
Net cash flows from (used in) investment activities	161,111	19,952	(9,850)
Net cash flows from (used in) financing activities	(164,749)	(19,902)	(1,979)
Net change in cash and cash equivalents	(21,416)	(11,125)	11,051

Years ended June 30, 2016 and 2015

Operating activities:  Net cash used in operating activities was R$17.8 million for the year ended June 30, 2016 compared to R$11.2 million for the year ended June 30, 2015. This change was primarily due to: (i) decrease in the derivative financial instruments from a cash generated of R$5.9 million for the year ended June 30, 2015 to a cash used of R$9.7 million for the year ended June 30, 2016; (ii) increase in cash generated on trade accounts receivables from R$12.3 million for the year ended June 30, 2015 to R$46.9 million for the year ended June 30, 2016; and (iii) decrease in the income taxes payable from a cash generated of R$18.5 million for the year ended June 30, 2015 to a cash used of R$7.4 million for the year ended June 30, 2016.

Investing activities:  Net cash generated from investing activities was R$161.1 million for the year ended June 30, 2016 compared to R$20.0 million for the year ended June 30, 2015. This change was mainly due to the increase of R$173.0 million in the redemption of marketable securities.

Financing activities:  Net cash used in financing activities was R$164.7 million for the year ended June 30, 2016 compared to R$19.9 million in the same period in 2015. This change was primarily due to:  (i) a R$71.6 million (R$97.4 million in fiscal year 2015) proceeds from loans and financing during the year ended June 30, 2016, partially offset by R$82.3 million (R$101.4 million in fiscal year 2015) of payments of loans and financing; (ii) a R$8.4 million (R$15.7 million in fiscal year 2015) of interest paid on loans and financing and (iii) a R$80.7 million of dividends paid in fiscal year 2016, which did not occur in fiscal 2015.

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

Investing activities:  Net cash generated from investing activities was R$20.0 million for the year ended June 30, 2015 compared to net cash used of R$9.9 million in the same period in 2014. This change was mainly due to the increase in the cash collected in farm sales from R$35.2 million for the year ended June 30, 2014 to R$105.8 million for the year ended June 30, 2015, partially offset by (i) the increase in the capital contributions in Cresca from R$14.5 million in fiscal 2014 to R$25.9 million for the year ended June 30, 2015 and (ii) the increase in marketable securities in the amount of R$27.5 million for the year ended June 30, 2015 compared to withdrawals in the amount of R$1.2 million for the year ended June 30, 2014.

Financing activities:  Net cash used in financing activities was R$19.9 million for the year ended June 30, 2015 compared to R$2.0 million in the same period in 2014. Such change was primarily due to:  (i) a R$97.4 million (R$56.7 million in fiscal year 2014) proceeds from loans and financing during the year ended June 30, 2015, partially offset by R$101.4 million (R$44.1 million in fiscal year 2014) of payments of loans and financing; (ii) a R$15.7 million (R$2.2 million in fiscal year 2014) of interest paid on loans and financing and (iii) a R$5.9 million of dividends paid in fiscal year 2014, which did not occur in fiscal year 2015.

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans and financing) was R$99.8 million as of June 30, 2016, as compared to R$110.1 million as of June 30, 2015. Our short-term indebtedness as of June 30, 2016 amounted to R$51.6 million, as compared to R$50.9 million as of June 30, 2015. Our long-term indebtedness as of June 30, 2016 was R$48.2 million, as compared to R$59.2 million on June 30, 2015. Of the total indebtedness outstanding as of June 30, 2016, 51.7% consisted of medium and long-term debt, as compared to 53.77% as of June 30, 2015.

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

All loans and financing agreements listed below are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank - BNB) that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. As of June 30, 2016 and 2015, our financing agreements had no financial covenants, but rather only operating clauses, and we are in compliance with all such operating clauses in all material respects.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2016.

Type of credit transaction	Creditor/ Transfer agent	Amount disbursed (R$ thousand)	Outstanding Balance (R$ thousand)	Interest rate	Final maturity	Current (R$ thousand)	Noncurrent (R$ thousand)
Financing for Agricultural Costs	Banco do Nordeste Brasil S.A. –BNB/ Banco Itaú Unibanco S.A.	25,595	35,087	8.75% to 12.35%/year	Jan-17	35,087	-
Working capital	Banco Santander	5,066	-	83.48% CDI/year	Sep-15	-	-
Working capital (USD)	Banco Santander	4,832	-	1,6905%/year	Sep-15	-	-
Financing of Sugarcane	Banco Santander	3,336	1,772	TJLP + 3.00% to 4.40%/ year	Feb-20	261	1,511
Financing of Machinery and Equipment	Banco Itaú Unibanco S.A. / Banco Votorantim	1,056	114	TJLP + 6.50% to 8.70%/year	Nov-16	114	-
Sugarcane Financing Leasing	Brenco	7,576	5,773	6.92%/year	Nov-18	2,507	3,266
Financing Bahia Project	Banco HSBC	9,994	11,616	TJLP+3.45 and 4.45 SELIC+3.45 PRE 4.00 to 7.50	Oct-20	2,788	8,828
Financing Bahia Project (Jaborandi)	Banco do Nordeste do Brasil S.A. – BNB / Banco Itaú Unibanco S.A.	52,624	45,483	TJLP+3.45 and 4.45 SELIC+3.45 PRE 4.00 to 8.50	Oct-20	10,858	34,625
Total		110,079	99,845	-	-	51,615	48,230

Capital Expenditures

We are focused on the acquisition, development and exploitation of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2016 were R$10.7 million, of which R$8.1 million refer to construction in progress, mostly for the clearance of areas and the expansion of the Bahia silo’s storage capacity, R$2.2 million refer to expenses and tax payments with the transfer of the title deed of the Alto Taquari Farm and expenses with environmental licenses, and R$0.4 million refer to the opening and preparation of areas for cultivation.

Equity

Our total equity excluding non-controlling interest amounted to R$686.0 million as of June 30, 2016 and R$752.1 million as of June 30, 2015.

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

According to a report released in September 2016 by the United States Department of Agriculture (“USDA”), the soybean global production is forecast at a record 330.4 million tons for 2016 as Brazilian production estimate is raised to a record of 101.0 million tons on a larger area as lower prices are offset by the weaker exchange rate of the Real.  Also, the Real depreciation continues to provide farmers with an incentive for continued expansion of planted area in South America despite higher financing costs.

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

E.                  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2016:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
	(R$ thousand)
Trade accounts payables	12,073	—	—	—	12,073
Derivative financial instruments	2,165	4,392	—	—	6,557
Loans and financing(1)	51,615	15,875	32,355	—	99,845
Lease obligations	2,507	1,610	1,656	—	5,773
Payables for purchase of Nova Buriti	22,261	—	—	—	22,261
Transactions with related parties(2)	536	—	—	—	536

(1)   Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2016. See “Indebtedness and Cash and Cash Equivalents.”

(2)   See “Item 7.B. Related Party Transactions.”

On May 8, 2015, we executed three agreements with Brenco, controlled by Odebrecht S.A.:

The first agreement consists of a rural sub partnership to operate nine farms located in the state of Mato Grosso. The sub partnership started at the date of its signature and is estimated to end on March 31, 2026. This contractual partnership meets the definition of an operating leasing. The payment shall always be in kind (tons of sugarcane). According to this contract, the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons will be paid within one to five years and 355,046 tons will be paid after more than five years up to the expiration of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners from whom BrasilAgro acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial leasing. The payment shall always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 82,118 tons of sugarcane, of which 33,588 tons will be paid within one year and 48,530 tons will be paid within one to five years.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle must be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

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

Pursuant to our bylaws, our board of directors consists of a minimum of five and a maximum of nine members. Election of our directors is made at annual shareholders’ meetings. At the date of this Annual Report, five of our directors, namely Eduardo Elsztain, Saul Zang, Alejandro G. Elsztain, Gabriel Pablo Blasi and David Alberto Perednik were nominated by our controlling shareholder Cresud. The members of our board are elected at the shareholders’ meeting for a term of approximately two years, with reelection permitted. A director must remain in office until replaced by a successor. However, any director may be removed by the shareholders before the end of such director’s term. Under Novo Mercado regulations and our bylaws, a minimum of 20% of the members of our board of directors must be independent (as such term is defined under Novo Mercado regulations). However, three directors must be independent if nine members are elected to our board. Prior to taking office, our board members are required to sign an agreement to comply with the Novo Mercado regulation.

Our board of directors holds mandatory meetings six times a year, and may hold other meetings, as necessary. Meetings of our board of directors are convened only if a majority of the directors are present and all board decisions are taken by a 2/3 or 3/4 majority, or by simple majority, depending on the nature of the specific matters brought to discussion.

Brazilian corporate law and CVM Regulation No. 282 of June 26, 1998 allow the adoption of a cumulative vote process by the request of shareholders representing a minimum of 5% of our capital stock. Brazilian corporate law allows minority shareholders that, individually or as a group, hold at least 15% of our common shares to appoint one director, by means of a separate vote. Brazilian corporate law does not allow for the election of a member to our board of directors, unless waived by our shareholders, if that person is an employee or senior manager of one of our competitors or has an interest conflicting with ours.

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 28, 2015, and whose terms expire at our annual shareholders’ meeting to be held in 2017. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 28, 2015	56
Alejandro G. Elsztain	Director	October 28, 2015	50
Saul Zang	Director	October 28, 2015	70
Isaac Selim Sutton	Independent Director*	October 28, 2015	55
Gabriel Pablo Blasi	Director	October 28, 2015	55
David Alberto Perednik	Director	October 28, 2015	58
João de Almeida Sampaio Filho	Independent Director*	October 28, 2015	51
Fábio Schuler Medeiros	Independent Director*	October 28, 2015	39
Ricardo de Santos Freitas	Independent Director*	October 28, 2015	49

*      Independent director as defined under the Novo Mercado regulations.

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain- has been engaged in the real estate business for more than twenty years. He founded Consultores Asset Management (formerly called Dolphin Fund Management). Currently, he is Chairman of the Board of Cresud, IRSA- Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A., among other positions. IRSA Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A. are considered two of the largest real estate companies in Argentina, highlighted by their commercial, residential, shopping malls and hotels ventures. He is also the Chairman of Banco Hipotecário S.A. and IDB Development Corporation Ltd. He studied Economic Sciences at Universidad de Buenos Aires. He is Alejandro G. Elsztain’s brother.

Alejandro G. Elsztain- is the Chief Executive Officer of Cresud and the Chairman of the Board of Fibesa S.A; vice-president of the Board of Directors of Nuevas Fronteras S.A. and Inversora Bolivar S.A.; second vice president of IRSA - Inversiones y Representaciones Sociedad Anónima; and executive vice-president of Irsa Propiedades Comerciales S.A., among others. Mr. Alejandro Elsztain holds a degree in Agricultural and Livestock Engineering from the University of Buenos Aires. He is Eduardo S. Elsztain’s brother.

Saul Zang- is the founder of the law firm Zang, Bergel &Viñes. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. Currently he is the first vice-chairman of IRSA- Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A. Chairman of Puerto Retiro Board of Directors; vice president of Fibesa S.A. Board of Directors; director of Banco Hipotecario S.A., Nuevas Fronteras S.A., and IDB Development Corporation Ltd., among others.  Mr. Zang holds a degree in law from Universidad de Buenos Aires.

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

Gabriel Pablo Blasi- holds a degree in business administration from the University of CEMA (Centro de Estudios Macroeconómicos Argentino) and a graduate degree in finance from the Austral University in Argentina. He started his career in 1989 at Citibank, where he was as a Senior Trader for seven years. He then worked as treasurer at Buenos Aires Branch plc and at Lloyds Bank plc in Buenos Aires. Mr. Blasi has over 20 years of experience in investment banking and capital markets, having worked at Banco Río (BSCH). He was the manager of Rio Valores Sociedad de Bolsa, CFO of the Carrefour Group in Argentina and of Goyaique SACIFIA and former CFO of Cresud, IRSA Inversiones y Representaciones Sociedad Anónima and IRSA Propiedades Comerciales S.A.

David Alberto Perednik- holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He has also worked in different positions in Cresud, IRSA and IRSA Propiedades Comerciales S.A. from 2002 to 2016.

João de Almeida Sampaio Filho- holds a degree in Economics from the Fundação Armando Álvares Penteado (FAAP) and is an agricultural producer in the states of Paraná, São Paulo and Mato Grosso. He was President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture and Livestock

(CNA) and President of the National Natural Rubber Sector Chamber. He was a member of the National Council of Agricultural Policy and the National Agricultural Academy. Mr. Sampaio was President of the Brazilian Farmers’  Association (SRB) between 2002 and 2007, President of FARM – Mercosul’s Federation of Rural Associations and São Paulo State Secretary for Agriculture and Supply between 2007 and 2011. He is currently a Member of Advisory and Managing Boards of companies in Brazil and the USA, Minerva S.A.’s Chief Officer of Institutional Relations and Chairman of FIESP Agribusiness Higher Council.

Fabio Schuler de Medeiros- holds a degree in Veterinary Medicine from the Universidade Federal de Santa Maria, MSc and a Ph.D. in Animal Production – Nutrition and Meat Quality from the Universidade Federal do Rio Grande do Sul. Mr. Medeiros also works in the coordination of the Brazilian Angus Association’s Certified Angus Beef Program, which has international accreditation of AUSQUAL, and as a consultant in Animal Production-Beef Cattle in farms.

Ricardo de Santos Freitas- Mr. Freitas holds a degree in Law and Ph.D. in Commercial Law from the University of São Paulo, is a founding partner at Freitas & Leite Law Firm, and specialized in financing and capital markets, as well as tax matters. Mr. Freitas worked as a lawyer at Hedging-Griffo Corretora de Valores S.A. and as a statutory executive responsible for the management of customer’s assets at Banco Intercap S.A. Currently he is the CEO and Chairman of Semp Toshiba Amazonas, where he also acted as administrative and financial vice president.

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

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members of our board of directors, all elected on October 28, 2015 and whose terms expire at our annual shareholders meeting to be held in 2017:  (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. In accordance with our bylaws, the Executive Committee performs consultative assistance to the Board of Directors with respect to its role as a supervisory body, advising the Board of Directors on, or periodically reviewing, certain strategic or financial aspects of our business. Its activities include (A) advising the Board of Directors with respect to (i) our business plan, (ii) changes to our authorized capital,  (iii) strategic initiatives, our growth plan and investment initiatives and (iv) any investments or dispositions over R$700 thousand; (B) reviewing annually (i) our financing initiatives, including with respect to our securities, (ii) the financial implications of our financing strategy and (iii) our dividend policy; and (C) reviewing and supervising periodically (i) the necessary financing for investments or activities in excess of R$700 thousand and (ii) our accessing of the capital markets.

Executive Officers

Pursuant to our bylaws, we must have two to six executive officers who may or may not be shareholders and must all be residents of Brazil. Our executive officers are elected by our board of directors. We currently have two executive officers, who hold the following titles:  chief executive officer and chief operating officer, and chief administrative officer and investor relations officer. Our executive officers are elected for a one-year term with the possibility of reelection, and they are required to remain in office until the election of their successors. Under Novo Mercado regulation, our executive officers are also required to sign an agreement to comply with the rules of the Novo Mercado prior to taking office.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title*	Date of election	End of term of current office	Age
André Guillaumon	Chief executive officer and Chief operating officer	August 18, 2016	Late October 2016**	42
Gustavo Javier Lopez	Chief administrative officer and Investor relations officer	August 18, 2016	Late October 2016**	49

*      On August 18, 2016 , after the resignation of our former Chief Executive and Investor Relations Officer, Julio Toledo Piza, André Guillaumon and Gustavo Javier Lopez were appointed by the Board of Directors to replace him as Chief Executive Officer and Investor Relations Officer, respectively.

**    The officers shall remain in office until the Directors’ Meeting to be held within five days from  the Annual and Extraordinary General Meeting  to be held on October 21, 2016.

Below is a brief biographical description of our executive officers:

André Guillaumon- Mr. Guillaumon holds a bachelor’s degree in Agricultural Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo in Piracicaba, Brazil. In 1996, he began his career at Fertibrás S.A., where he worked directly in preparing and implementing fertilizer production and sales strategies. Mr. Guillaumon also represented Fertibrás S.A. in technical forums, such as the 25th International Fertilizer Management Seminar (Chicago, USA) and at the Fertilizer Quality Commission (ANDA). Mr. Guillaumon joined our Company in August 2007 as our Chief operating officer. He became our Chief executive officer and Chief operating officer in August 2016.

Gustavo Javier Lopez- Mr. Lopez joined Cresud in 1999 as budget manager. Since 2004, he has served as budget manager of IRSA. Prior to joining IRSA, Mr. Lopez also worked for the Argentine company Estancias Unidas del Sud as its budget analyst and as accountant for Loma Negra. He received an accounting degree from the Universidad de Buenos Aires. Mr. Lopez joined our Company in 2005 as our Chief administrative officer. He became our Chief administrative officer and Investor relations officer in August 2016.

Agreements with our Directors and Executive Officers

We are not party to any agreement or obligations involving the members of our board of directors and our executive officers.

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, the chairman of our board of directors, and Alejandro G. Elsztain, a member of our board of directors, are brothers.

B.                  Compensation

Pursuant to our bylaws, the total amount of compensation paid to the members of our board of directors, fiscal council and executive officers, in the aggregate, is set annually at the general shareholders’ meeting. Our directors, pursuant to the recommendation of the compensation committee, allocate the aggregate compensation among our executive officers and directors. Although our executive officers and board of directors are entitled to fixed compensation and a bonus depending on individual and company performance, the compensation of the fiscal council members is fixed. The bonus is paid to our executive officers and directors based on the achievement of certain individual and company targets.

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) and members of our fiscal council in the 2016 fiscal year was R$8.5 million, comprised of a fixed amount of R$3.5 million and a bonus paid to our executive officers and members of our board of directors in the amount of R$5.0 million. The bonus to the board was paid based on a recommendation of our compensation committee. The fixed amount paid in the 2016 fiscal year was R$1.0 million to the members of our board of directors and fiscal council and R$2.5 million to our executive officers.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the directors, executive officers and selected employees of our company and our directly and indirectly controlled entities, and is limited to 2% of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and could be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. In August 2015, our executive officers exercised stock options granted in the first tranche representing 233,689 shares of our capital stock, which were delivered to them in October 2015. As of June 30, 2016, no stock options have been exercised under either the second or third tranches.

C.                  Board Practices

For information about the date of expiration of the current term of office and the period during which each director and executive officer has served in such office, see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Fabiano Nunes Ferrari	Fiscal Council member	October 28, 2015	October 20, 2016
Ivan Luvisotto Alexandre	Fiscal Council member	October 28, 2015	October 20, 2016
Débora de Souza Morsch	Fiscal Council member	October 28, 2015	October 20, 2016
Daniela Gadben	Fiscal Council alternate member	October 28, 2015	October 20, 2016
Marcos Paulo Passoni	Fiscal Council alternate member	October 28, 2015	October 20, 2016
Luciana Terezinha Simão Villela	Fiscal Council alternate member	October 28, 2015	October 20, 2016

Below is a brief biography of each member and alternate member of our fiscal council:

Fabiano Nunes Ferrari- holds a Law degree from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. He was formerly a lawyer at the Bryan Cave LLP law firm in New York and is a member of the International Bar Association.

Ivan Luvisotto Alexandre- holds a Law degree from the University of São Paulo (USP) and a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Fundação Getúlio Vargas in São Paulo (FGV-SP). He is a partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, having assisted Brazilian and foreign companies in structuring their investments in Brazil or abroad. He has also been the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

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

Daniela Gadben- holds a Law degree from the University of São Paulo (USP) and an LLM degree from the London School of Economics and Political Science. She is an attorney at Suchodolski Law Firm, specializing in the fields of Corporate Law and International Law.

Débora de Souza Morsch- graduated in Civil Engineering and Administration from Universidade Federal do Rio Grande do Sul (UFRGS). Ms. Morsch has a specialist degree in Capital Markets from Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Apimec-UFRGS) and in Construction Management from UFRGS. Ms. Morsch is a partner and director at Zenith Asset Management and has been a member of the board of Electro Aço Altona S/A and a member of the fiscal council of E Santanense S/A.

Luciana Terezinha Simão Villela- holds a Law degree from the Catholic University of São Paulo and a Master degree in Tax. She is an associate attorney at Suchodolski Law Firm, and specializes in the fields of Taxes and Administrative Law.

All the current members and alternates of our fiscal council are up for reelection at the shareholder meeting scheduled for October 21, 2016.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees.”

D.                  Employees

The table below shows the evolution in our fiscal year-end total number of employees from 2014 to 2016:

Location	2014	As of June 30, 2015	2016
Head Offices/São Paulo	47	53	58
Cremaq Farm (and Partnership II Farm)	34	32	-
Araucária Farm	12	12	11
Alto Taquari Farm (and Partnership III Farm)	4	7	8
Chaparral Farm	81	22	23
Nova Buriti Farm	3	3	3
Jatobá Farm	43	15	14
Preferência Farm	11	4	5
Partnership I	5	—	—
Partnership III	8	5	16
Total	248	153	138

The table below shows the evolution in the fiscal year-end total number of employees in each State where our farms are located from 2014 to 2016:

Location	2014	As of June 30, 2015	2016
Goiás	12	12	11
Mato Grosso	4	7	8
Bahia	140	41	42
Piauí	42	37	16
Minas Gerais	3	3	3
Total	201	100	80

The decrease in the total number of employees for the year ended June 30, 2016 was mainly due to the fact that the Cremaq farm was sold and the Chaparral and Preferência farms no longer needed several temporary employees that had been employed in the year before to prepare the land for cultivation.

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2016.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	SEECOVI(1)	Profit Sharing Program Overtime compensation(3)	09/30/2016(4) 11/30/2016(4)
Chaparral	FETAG-BA(2)	Profit Sharing Program Overtime compensation(3)	09/30/2016(4) 08/22/2016(4)
Jatobá	FETAG-BA	Profit Sharing Program Overtime compensation(3)	09/30/2016(4) 08/22/2016(4)
Preferência	FETAG-BA	Profit Sharing Program Overtime compensation(3)	09/30/2016(4) 08/22/2016(4)
Partnership II	Sindicato dos Trabalhadores Rurais de Ribeiro Gonçalves	Profit Sharing Program Overtime compensation(3)	08/22/2016(4) 08/23/2016(4)
Araucária	Sindicato dos Trabalhadores Rurais de Mineiros	Profit Sharing Program Overtime compensation(3)	03/19/2017 03/19/2017
Alto Taquari	Sindicato dos Trabalhadores Rurais de Alto Araguaia	Profit Sharing Program Overtime compensation(3)	05/12/2016(4) 10/30/2016(4)

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

E.                  Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of fiscal council as of September 30, 2016.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
Gustavo Javier Lopez	159	*	109,054(1)
André Guillaumon	0	0	109,054(1)
Directors
Eduardo S. Elsztain(2)	23,291,629	40.94	0
Alejandro G. Elsztain	189,400	*	0
Saul Zang	100	*	0
Isaac Selim Sutton	100	*	0
Gabriel Pablo Blasi	100	*	0
João de Almeida Sampaio Filho	100	*	0
David Alberto Perednik	0	0	0
Ricardo de Santos Freitas	0	0	0
Fábio Schuler Medeiros	0	0	0
Fiscal Council Members
Fabiano Nunes Ferrari	0	0	0
Ivan Luvisotto Alexandre	0	0	0
Débora de Souza Morsch	0	0	0

* Represents less than 1%.

(1)   54,527 of the options have an exercise price of R$8.25 per share and expire on July 3, 2017. 54,527 of the options have an exercise price of R$8.52 per share and expire on September 4, 2017.

(2)   Includes shares held of record by Cresud and Agro Investment. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our Fiscal Council do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2016.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(4)	Percentage (%) (including warrants)(4)
Cresud(1)	23,150,050	40.69	32,983,610	46.38
Agro Investment and Agro Managers(2)	141,471	0.25	383,916	0.54
Autonomy Capital (Jersey) LP	6,992,500	12.29	6,992,500	9.83
Elie Horn/Cape Town(3)	3,274,600	5.76	6,830,157	9.60
Cape Town LLC	2,640,300	4.64	6,195,857	8.71
Elie Horn	634,300	1.11	634,300	0.89
Directors and Executive Officers (other than Mr. Eduardo Elsztain)	189,959	0.33	189,959	0.27
Treasury	2,006,527	3.53	2,006,527	2.82
Others	21,133,809	37.15	21,724,476	30.55
Total	56,888,916	100.0	71,111,145	100.0

(1)   As of September 30, 2016, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 30.88% of the capital stock of Cresud . Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to these shares.

(2)   Includes 21 shares held by Agro Investment, a company controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain), and 141,450 shares held by Agro Managers, a company owned by Cresud. Mr. Eduardo Elsztain may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Investment, and Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)   Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(4)   Gives effect to the potential issuance of 14,556,650 common shares in connection with the 256,000 first issuance warrants that may be exercised until April 27, 2021. All warrants are held by Cresud, Agro Investment, Agro Managers and Cape Town LLC. See “Item 10—Additional Information—Description of Outstanding Warrants.”

65

For information about stock options held by our directors and executive officers, see “Item 6.E. Directors, Senior Management and Employees – Share Ownership.”

Our controlling and major shareholders do not have different voting rights.

Controlling Shareholder

Cresud

Cresud was organized in December 1936 under the laws of Argentina. Cresud’s principal operating activities consist of the acquisition, development and sale of agricultural properties in Argentina, and the production of agricultural products. Its shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and on the Nasdaq (under the symbol CRESY).

As of September 30, 2016, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 30.88% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

A.                  Other Major Shareholders

Autonomy Capital (Jersey) L.P.

Asset management founded in 2003 by Robert Gibbins with six offices across the world.

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

Agro Investment and Agro Managers

Agro Investment and Agro Managers are companies organized under the laws of Argentina, controlled by Cresud´s controlling shareholder (Mr. Eduardo Elsztain) and Cresud, respectively. Agro Investment and Agro Managers hold 0.25% of our shares and Agro Managers holds 1.70% of our warrants.

Major Changes in Share Ownership

Purchase and Sale of our Common Shares by Banco Fator

On April 15, 2013, Banco Fator bought 1,090,800 of our common shares through the BM&FBOVESPA. Prior to the acquisition, Banco Fator held 1,995,700, or 3.4%, of our outstanding common shares. Immediately after the acquisition, it held 3,086,500, or 5.3%, of our outstanding common shares.

On February 14, 2014, Banco Fator S.A. sold 670,000 of our common shares through the BM&FBOVESPA. Prior to the sale, Banco Fator S.A. held 3,257,800, or 5.6%, of our outstanding common shares. Immediately after the sale, it held 2,587,800, or 4.4%, of our outstanding common shares.

Purchase and Sale of our Common Shares by CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado

On October 23, 2014, CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado bought 2,126,900 of our common shares through the BM&FBOVESPA. Prior to the acquisition, it held 870,500, or 1.5% of our outstanding common shares. Immediately after the acquisition, it held 2,997,400, or 5.1%, of our outstanding common shares.

On December 16, 2015, CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado sold 1,611,000 of our common shares through the BM&FBOVESPA. Prior to the sale, it held 3,652,900, or 3.4% of our outstanding common shares. Immediately after the sale, it held 2,041,900, or 3.5%, of our outstanding common shares.

Purchase and Sale of our Common Shares by Autonomy Capital (Jersey) LP

On November 13, 2015, Autonomy Capital (Jersey) LP bought 1,668,800 of our common shares through the BM&FBOVESPA. Prior to the acquisition, Autonomy held 2,231,500, or 3.8%, of our outstanding common shares. Immediately after the acquisition, it held 3,900,300, or 6.7%, of our outstanding common shares.

On February 10, 2016, Autonomy Capital (Jersey) LP bought 4,330,000 of our common shares through the BM&FBOVESPA. Prior to the acquisition, Autonomy held 4,455,300, or 7.7%, of our outstanding common shares. Immediately after the acquisition, it held 8,785,300, or 15.1%, of our outstanding common shares.

On April 27, 2016, Autonomy Capital (Jersey) LP sold 79,400 of our common shares through the BM&FBOVESPA. Prior to the sale, Autonomy held 8,785,300 or 15.1%, of our outstanding common shares. Immediately after the sale, it held 8,705,900, or 15.0%, of our outstanding common shares.

Purchase and Sale of our Common Shares by JP Morgan Whitefriars Inc.

On November 13, 2015, JP Morgan Whitefriars bought 1,668,800 of our common shares through the BM&FBOVESPA. Prior to the acquisition, JP Morgan Whitefriars held 2,231,500, or 3.8%, of our outstanding common shares. Immediately after the acquisition, it held 3,900,300, or 6.7%, of our outstanding common shares.

On February 18, 2016, JP Morgan Whitefriars sold 3,900,300 of our common shares through the BM&FBOVESPA. Prior to the sale, JP Morgan Whitefriars held 3,900,300 or 3.8%, of our outstanding common shares. Immediately after the sale, it held zero, or 0.0%, of our outstanding common shares.

ADRs

On September 30, 2016, we had 1,393,714 shares representing ADRs, which were held in the United States by one holder of record.

B.                  Related Party Transactions

We adhere to the corporate governance practices recommended and required under applicable law, including under the rules and regulations of the Novo Mercado and the BM&FBOVESPA and Brazilian corporate law.

Decisions made regarding our operations are supervised by our board of directors and fiscal council in accordance with our bylaws and applicable law. Our bylaws provide that provision of services and consulting contracts entered into among us or our affiliates, on the one hand, and shareholders that, individually or in the aggregate, own at least 10% of our capital stock shall be submitted by our board of directors for shareholder approval at our general meeting.

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

On December 12, 2013, BrasilAgro executed contracts with Cresud for:  (i) the acquisition of 50% interest in Cresca S.A., (ii) the assumption of Cresud credits from Cresca, and (iii) the execution of an advisory contract pursuant to which Cresud has agreed to render services in the forest agricultural exploration to Cresca in exchange for payments of fees.

Cresca is a company that invests in agricultural and cattle raising land in Paraguay. At the purchase date, it owned approximately 81,000 hectares and a contract for the right to purchase approximately 61,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. Pursuant to the agreement, Cresca purchased 35,864 hectares on July 9, 2014 and the remaining 24,753 on January 20, 2015.

On April 7, 2014, Cresca sold 24,624 undeveloped hectares. As of the date hereof, Cresca owns 117,307 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

For more information, see Note 32 to the financial statements included in this Annual Report on Form 20-F.

C.                  Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.                  Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2016, we were plaintiffs or defendants in 89 pending legal and administrative proceedings, of which 6 are environmental proceedings, 55 are labor proceedings, 11 are tax proceedings,  16 are civil proceedings, and one is criminal.

As of June 30, 2016, we had total provisions of R$1.5 million for probable losses, including R$1.1 million for labor proceedings and R$312 thousand for tax proceedings. We believe that our provisions for contingencies are sufficient to cover probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

The labor proceedings include claims filed by former employees and third party contractors. In most cases, the Company and its subsidiaries are vicariously liable for claims by third party contractors, since the discussion involves possible rights between outsourcing companies and their former employees. As of June 30, 2016, we reverted a provision at the amount of R$4.0 million based on the opinion of external legal advisors who identified favorable court precedents with respect to the alleged levy of social contribution taxes on the compensation paid to our members of the Board who are foreigners.

We do not expect probable losses to result from our civil, environmental and criminal proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2016, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and/or the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings involving amounts exceeding R$500 thousand):

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by Mr. José Pereira de Souza and others in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense and await the decision. The total amount involved in the claim is R$4.3 million and our chance of loss is estimated as possible. If we are unsuccessful we could be required to relinquish the equivalent of 2,561,681 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding.

We are co-defendants in an action for damages brought on March 14, 2013 by Liliana Marchio Silva, widow of Hailton Paz da Silva, who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013 and we are waiting for a decision so that evidence can be presented by the parties. The total amount involved in the suit, as claimed by the plaintiff, is R$1.3 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

In April 2014, BrasilAgro was summoned in suits for damages filed by Lindeval Ribeiro do Bonfim. The plaintiff claims repair for alleged material and moral damages, loss of profits, life alimony support and esthetical damages arising from labor accident occurred at Cremaq Farm. We presented a plea for the case files to be remitted to the Labor Judge. The chances of loss were classified as possible. The amount of the suit is R$5.7 million. We have not made any provision in connection with this proceeding.

Tax Proceedings

On June 30, 2016, the Company has judicial and administrative tax claims in the amount of R$10.3 million mainly related to proceedings whose merit is related to:  (i) demonstration of noncompliance aiming to reform the decision order which has partially approved the credit of negative balance of income tax related to the fourth quarter of 2007 and, as a consequence, has not approved offsets carried out by the Company relating to such credits; (ii) Annulment action filed aiming to the annulment of tax credit related to monthly estimates of IRPJ and CSLL for the period of January 2012; (iii) Notice of infraction drafted aiming to the collection of tax credit related to ICMS levying on products exported by the Company; (iv) Notice of Infraction drafted aiming to the collection of tax credit; (v) Notice of Infraction drafted aiming to the collection of tax credit related to ICMS, and (vi) Notice of Infraction drafted aiming to the collection of tax credit of ICMS, to the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of export, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods.

Environmental Proceedings

We were defendants in an environmental administrative claim filed on November 25, 2009 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (IBAMA) involving the total historical amount of R$3.2 million under the argument that we have deforested a permanent preservation area. The IBAMA notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013, we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to court deposit, the payment of the fine is suspended until final judgment in the case. In June, 2015, a favorable decision was enacted in the first instance, decreasing the annulment of the infraction notice and cancellation of the fine. Ibama has submitted an appeal in order to revert such decision. We are awaiting the final judgment. Considering there has been a favorable decision on a legal proceeding, our chances of loss have been classified as remote.

Administrative Proceedings involving our Controlling Shareholder and Directors

Our controlling shareholder, Cresud, and some of our directors are involved in some legal proceedings, which may have a material adverse effect on us. A brief description of these proceedings is provided below:

On April 29, 2016, a putative shareholder class action was filed against Cresud and its officers and directors and, on May 9, 2016, a putative shareholder class action was filed against IRSA, Cresud and their officers and directors (some of which are also our directors), in both cases in the United States District Court for the Eastern District of Pennsylvania. The complaints assert violations of the federal securities laws on behalf of persons that purchased ADRs issued by IRSA and/or Cresud (as the case may be) during a certain period of time and allege that defendants made materially false and misleading statements and omissions relating to the investment of those companies in IDB Development Corp Ltd. (or IDBD). These class actions were transferred to the United States District Court for the Southern District of New York on July 14, 2016, and were referred to Judge Vernon S. Broderick on July 19, 2016.  In each action, a putative class representative has filed a motion to be appointed as lead plaintiff and to appoint class counsel.  Both such motions remain pending before the Court.

In June 2015, an application for a Israeli court to approve the commencement of a class action against IDBD, IDBD’s directors (some of which are also our directors), Dolphin Netherlands B.V. and C.A.A Extra Holdings Ltd. was filed by individuals who argue that IDBD’s controlling shareholders and board of directors acted in concert to frustrate the sale of shares of Clal Insurance Enterprises Holdings Ltd (or Clal) to JT Capital Fund. The applicants argue that this caused them material damages as, under the terms of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors, they would have been entitled to receive a larger payment had the above mentioned sale been consummated. Furthermore, they allege that the 2014 and 2015 rights offerings of IDBD discriminated against the minority shareholders.  On March 21, 2016, the respondents filed a motion to dismiss this class action application. On June 2, 2016, the Court partially accepted this motion, and ordered the applicants to file an amended class action application that would include only the arguments and remedies with respect to the said Clal transaction. On August 2, 2016, the respondents filed a motion to appeal (regarding the decision not to dismiss the arguments concerning the Clal transaction) and, on August 14, 2016, the applicants filed an appeal (regarding the decision to dismiss the arguments concerning the rights offering) both before the Israeli Supreme Court.

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

Our bylaws provide that an amount equal to at least 25% of our adjusted net income for any given year should be available for distribution as a mandatory dividend or interest on shareholders’ equity. Adjusted net income is calculated by adjusting net income as follows:  (i) deducting amounts allocated to legal reserve, statutory reserve, contingency reserve, retained earnings and unrealized profit reserve, as applicable; (ii) adding amounts reversed from the contingency reserve; and (iii) adding unrealized profit reserve amounts, upon their realization and if not offset by subsequent losses, if any. Such amount represents the minimum mandatory dividend, or mandatory dividend. The allocation of amounts to the mentioned reserves cannot be made to the detriment of the payment of the mandatory dividend. Moreover, the minimum mandatory dividend may be limited to the ‘realized’ portion of net income. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our financial statements prepared in accordance with Brazilian corporate law. For more information, see “Item 8—Financial Information—Payment of Dividends and Interest on Shareholders’ Equity” below.

Management has proposed for shareholder approval at the annual meeting to be held on October 21, 2016 the payment of dividends in the aggregate amount of R$32.0 million, equivalent to 100.0 % of our adjusted net income for the year ended June 30, 2016 and 27.0% of our investment and expansion reserve. This corresponds to a dividend of R$0.58 or USD 0.18 per share on June 30, 2016, excluding treasury shares, which may vary depending on the number of treasury shares resulting from purchases under our existing share buyback program.

Reserve Accounts

Brazilian corporate law provide for two main categories of reserve accounts, which may be used for purposes of dividend payments:  income reserve accounts and capital reserve account.

Income Reserve Accounts

Pursuant to Brazilian corporate law, our income reserve accounts are comprised of the legal reserve, the contingency reserve, the fiscal subsidies reserve, the investment and expansions reserve and the retained earnings reserve.

The balance of the income reserves, except for the balances of contingency, fiscal subsidies and unrealized profit reserves, may not exceed the amount of our capital stock. In case of excess, our shareholders shall decide at a shareholders’ meeting whether the excess amount will be used to pay or increase our capital stock or pay dividends.

Legal reserve:  Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2016, we had R$9.0 million allocated to legal reserve.

Contingency reserve:  Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2016, we had no contingency reserve.

Fiscal subsidies reserve:  The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2016, we had no fiscal subsidies reserve.

Investment and expansion reserve:  Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2016, we had R$80.7 million allocated to investment and expansion reserve.

Retained earnings reserve:  Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2016, we had no funds allocated to retained earnings reserves.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes:  (i) to offset losses that exceed the retained earnings and income reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2016, we had R$1.8 million allocated to a capital reserve.

Payment of Dividends and Interest on Shareholders’ Equity

Brazilian corporate law requires that the bylaws of a Brazilian corporation specify a minimum percentage of the income available for the annual distribution of dividends, known as mandatory dividend, which must be paid to shareholders as either dividends or interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to Brazilian corporate law. Under our bylaws, a minimum of 25% of our adjusted net income should be intended for the distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference should be recorded as unrealized income reserve. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian corporate law. The mandatory dividend may also be paid as interest on shareholders’ equity, in which event it is deemed a deductible expense for purposes of income and social contribution taxes on revenue.

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

Our board of directors may distribute interim dividends on the basis of monthly, bi-monthly, quarterly or semi-annual financial statements. Our dividend policy has to comply at all times with the mandatory dividend requirements under Brazilian corporate law.

Shareholders have a three-year period from the date of the payment to claim the dividends or interest on shareholders’ equity with respect to their common shares, as applicable, after which the aggregate amount of any unclaimed amounts legally reverts to us.

Dividends

The distribution of dividends in any given fiscal year is proposed by our executive officers (Diretoria) to the board of directors, which then submits a detailed proposal to shareholders at a shareholders’ meeting. In preparing this proposal, the board of directors will take into account our business strategy, investment plans, financial condition and the recommendations of the fiscal council. The proposal for distribution of dividends is then submitted to our annual shareholders’ meeting, in which a majority of the voting shareholders is necessary to approve it. We may distribute additional dividends if so deemed adequate by our board of directors in view of our capital structure. Our board of directors may revise or modify our dividend policy at any time.

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

Interest on Shareholders’ Equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest on shareholders’ equity to shareholders, and to treat those payments as deductible expenses for purposes of calculating corporate income tax and, since 1997, the social contribution tax, as well. The amount of the tax deduction in each year is limited to the greater of (i) 50.0% of our net income (after the deduction of social contribution tax on net profit, but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and (ii) 50.0% of our accumulated profits and income reserves at the beginning of the relevant period. The rate applied in calculating interest on shareholders’ equity cannot exceed the pro rata daily variation of the TJLP.

Payments of interest on shareholders’ equity to our shareholders, whether or not residing in Brazil, are subject to Brazilian withholding tax at the rate of 15%. A tax rate of 25% applies if the shareholder receiving such interest on shareholders’ equity resides at a Tax Haven Jurisdiction, which is defined under Brazilian tax laws as a country where income tax is not levied, or levied at a maximum rate lower than 17%, or where the local legislation does not allow access to information related to shareholding composition of legal entities or to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Interest on Shareholders’ Equity.”

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

Recent Dividend Payments

Management has proposed for shareholder approval at the annual meeting to be held on October 21, 2016 the payment of dividends in the aggregate amount of R$32.0 million, equivalent to 100.0 % of our adjusted net income for the year ended June 30, 2016 and 27.0% of our investment and expansion reserve. This corresponds to a dividend of R$0.58 or USD 0.18 per share on June 30, 2016, excluding treasury shares, which may vary depending on the number of treasury shares resulting from purchases under our existing share buyback program. The payment of dividends shall be carried out in up to 30 days from the date of the declaration for holders of record of our shares as of October 21 ,2016.

The distribution of dividends for the year ended June 30, 2015 was approved at our shareholders’ meeting held on October 28, 2015 in the amount of R$80.7 million, or R$1.3977 (or US$0.3603) per share.

The distribution of dividends for the year ended June 30, 2013 was approved at our shareholders’ meeting held on October 29, 2013 in the amount of R$5.9 million, or R$0.10 (or US$0.05) per share.

For the years ended June 30, 2014 and 2012, there was no distribution of dividends to our shareholders as we recorded a loss for the year ended June 30, 2014 and our net income for the year ended June 30, 2012 was used to absorb accumulated losses.

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

The following table shows the low and high trading prices of our common shares for the five most recent full fiscal years:

	BM&FBOVESPA
Year ended June 30,	High	Low
	(in R$ per common share)
2012	10.45	6.72
2013	11.63	9.45
2014	10.44	6.86
2015	11.19	6.91
2016	13.28	8.75

Source:    Bloomberg

The following table shows the low and high trading prices of our common shares for each calendar quarter since July 1, 2014:

	BM&FBOVESPA
Quarterly period ended	High	Low
	(in R$ per common share)
September 30, 2014	10.00	9.06
December 31, 2014	9.29	6.86
March 31, 2015	9.07	8.20
June 30, 2015	11.80	8.60
September 30, 2015	11.49	10.26
December 31, 2015	13.89	10.20
March 31, 2016	11.48	8.71
June 30, 2016	12.70	10.90
September 30, 2016	13.29	10.75

Source:    Bloomberg

The following table shows the low and high trading prices of our common shares for each month indicated below:

	BM&FBOVESPA
Monthly period	High	Low
	(in R$ per common share)
April 2016	12.70	11.18
May 2016	12.00	11.40
June 2016	12.10	10.90
July 2016	13.29	11.94
August 2016	13.05	11.75
September 2016	12.30	10.75

Source:    Bloomberg

In September 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.”

In November 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on the New York Stock Exchange (NYSE) under the symbol “LND”.

The following table shows the low and high trading prices of our ADRs for each fiscal year since our ADRs were listed on the NYSE:

	NYSE
Year ended June 30,	High	Low
	(in US$ per ADR)
2013 (since November 8, 2012)	4.90	4.40
2014	5.47	3.84
2015	4.40	2.60
2016	3.60	2.20

Source:    Bloomberg

The following table shows the low and high trading prices of our ADRs since July 1, 2014:

	NYSE
Quarterly period ended	High	Low
	(in US$ per ADR)
September 30, 2014	4.38	3.75
December 31, 2014	4.02	2.65
March 31, 2015	3.69	2.60
June 30, 2015	3.75	2.67
September 30, 2015	3.93	2.70
December 31, 2015	3.70	2.66
March 31, 2016	3.29	2.15
June 30, 2016	3.69	2.99
September 30, 2016	4.11	3.25

Source:    Bloomberg

The following table shows the low and high trading prices of our ADRs for each month indicated below:

	NYSE
Monthly period	High	Low
	(in US$ per ADR)
April 2016	3.55	2.99
May 2016	3.62	3.20
June 2016	3.69	3.12
July 2016	4.11	3.62
August 2016	4.11	3.67
September 2016	3.77	3.25

Source:    Bloomberg

As of June 30, 2016, we had 9,628,964 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

•         appoint a tax representative in Brazil; and  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

B.                  Plan of Distribution

Not applicable.

C.                  Markets

Our common shares are traded on the Novo Mercado listing segment of BM&FBOVESPA under the symbol “AGRO3.” Our ADRs are traded on New York Stock Exchange (NYSE) under the symbol “LND”.

Trading on the BM&FBOVESPA

BM&FBOVESPA concentrates all trading activities of shares and commodities in Brazil. Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. (local time) on an electronic trading system called Megabolsa. Trading is also conducted between 5:30 p.m. and 6:00 p.m. (local time) in an after-market system connected to both traditional broker dealers and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

The Novo Mercado segment

The Novo Mercado is a stock market segment of the BM&FBOVESPA intended for companies meeting certain requirements and agreeing to adhere to heightened corporate governance rules. The principal Novo Mercado rules and requirements are summarized as follows:

•         capital stock should be exclusively composed of common shares, and the issuance or maintenance of so called founder’s shares is prohibited;

•         public float of shares should represent at least 25% of the capital stock;

•         in the event of a transfer of control, even if through a series of successive sales, the transfer should be subject to the minority shareholders being granted the same conditions offered to any controlling shareholders, including the same price, through a tender offer for the acquisition of shares (tag-along rights);

•         the board of directors should be composed of at least five members, of which at least 20% should be independent directors elected during the shareholders’ meeting for a term of up to two years, with reelection permitted;

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

•         delisting from the Novo Mercado, as well as the decision to cancel the registration as a public company, should be subject to any controlling shareholders’ making a public tender offer for the acquisition of all outstanding shares of the company, at a minimum price of their economic value determined in a valuation report prepared by a specialized institution or company with recognized experience and independent from persons with the power to make decisions within a company, such as directors or any controlling shareholders, in addition to meeting the requirements set forth in Article 4 of the Brazilian corporate law; and  the issuer, any controlling shareholders, management and members of the fiscal council should submit to the Market Arbitration Chamber under the terms of its regulation, any dispute or controversies that may arise among themselves, relating to and resulting from, specifically, the application, validity, effectiveness, interpretation, violation and effects of the arrangements contained in the Brazilian corporate law, our bylaws, the rules and regulations of the CMN, the Central Bank, and the CVM, as well as additional rules and regulations applicable to the capital markets, Novo Mercado regulation, the rules of the Market Arbitration Chamber and the listing agreement with the Novo Mercado.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2.21 trillion (US$0.57 trillion) at December 31, 2015 and an average daily trading volume of R$6.8 billion (US$1.74 billion) for 2015. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$18.4 trillion at December 31, 2015 and the NYSE recorded an average daily trading volume of US$10.57 billion for 2015. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 49% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2015. The ten most widely traded stocks in terms of trading volume accounted for approximately 49.2% of all shares traded on the BM&FBOVESPA in 2015. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

Regulation of Brazilian securities markets

The Brazilian securities market is regulated by the CVM, as provided by Law No. 6,385, dated December 7, 1976, as amended, or the Brazilian Securities Exchange Law, and Brazilian corporate law. The CVM is responsible for granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

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

During the fiscal year ended June 30, 2016, we acquired 3,557,900 common shares under the share buyback program, which account for 6.14% of our outstanding shares (excluding the shares held by the controlling shareholder).

As of June 30, 2016, our fully paid capital stock was R$584. 2 million, divided into 58,226,600 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

Corporate Purpose

Article 3 of our bylaws define our corporate purposes as including:  (i) the development of agricultural and forestry activities and the rendering of services directly or indirectly related thereto; (ii) the purchase, sale and/or lease of real estate properties in agricultural and/or urban areas; (iii) the import and export of agricultural products, supplies and inputs; (iv) the brokering of real estate transactions of any kind; (v) the holding equity investments in other companies and business ventures of any kind related to our corporate purpose, either in Brazil or abroad; and (vi) the management of our own or third-party assets.

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

Notice of Shareholders’ Meetings

Brazilian corporate law requires that previous notice of any shareholders’ meeting be published on three different dates on the federal or state official gazette and another newspaper of high circulation in the state of the corporate offices. Our company publishes meetings notices on the Official Gazette of the state of São Paulo (Diário Oficial do Estado de São Paulo) and the newspaper O Estado de São Paulo. The first notice must be published no later than 15 days before the date of the meeting on first call, and no later than eight days before the date of the shareholders’ meeting on second call. In certain circumstances, the CVM may require that the first notice for the shareholders’ meeting be published no later than 30 days prior to the shareholders’ meeting. The CVM may also require, upon shareholder request, up to 15 additional days between such prior notice and any special shareholders’ meeting, in order to allow such shareholder to analyze the matters to be discussed at the meeting. In addition, our bylaws require that a shareholders’ meeting to be convened to decide on the cancellation of our registration as a public company with the CVM or our delisting from the Novo Mercado listing segment must be called at least 30 days prior to the shareholders’ meeting. The notice of the shareholders’ meeting must contain the agenda, date and venue of the meeting, and (if applicable) the nature of the proposed bylaws amendments.

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

Brazilian corporate law permits cumulative voting upon the request of holders of at least 10% of our voting capital. Each share is granted as many votes as the number of board seats, and each shareholder has the option to cast his or her votes for one or more candidates. However, pursuant to CVM Instruction 282 dated June 26, 1998, the threshold to trigger multiple  voting rights in publicly held corporations may be reduced in proportion to the amount of capital stock, ranging from 5% to 10%. Shareholders representing 5% of our voting capital may request the adoption of cumulative voting rights.

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

Our bylaws require that we have two to six executive officers. At the date of this Annual Report, we have two executive officers. They are elected by our directors for a period of one year, with the possibility of reelection. Pursuant to Brazilian corporate law, executive officers must be residents of Brazil, but do not need to be shareholders.

Pursuant to our bylaws, our fiscal council is permanent. The fiscal council’s members are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be composed of three to five effective members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held on October 21, 2016 to approve the management accounts and financial statements for the fiscal year ended June 30, 2016.

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

Allocation of Net Income and Dividend Distributions

Before each annual shareholders’ meeting, our directors and executive officers are required to recommend how to allocate our net income, if any, from the preceding financial year. This allocation is subject to the approval of our shareholders. Brazilian corporate law defines “net income” for any particular financial year as net income after income and social contribution taxes for that financial year, net of any accumulated losses from prior financial years and any amounts allocated to employees’ and management’s participation in our net income in such financial year.

According to our bylaws and Brazilian corporate law, net income for any given financial year will be allocated as follows:  (i) 5% for the formation of a legal reserve according to Brazilian corporate law, which is subject to a maximum limit of 20% of our capital stock (in addition, if for any given financial year, the total amount of the legal reserve plus any amounts of capital reserves exceed 30% of our capital stock, additional contributions to the legal reserve will not be mandatory); (ii) payment of mandatory dividends, which cannot be less than 25% of our adjusted net income. After payment of mandatory dividends, shareholders may decide to allocate outstanding net income to form a statutory expansion and investment reserve in accordance with the additional requirements provided for in our bylaws; and (iii) the remaining portion of the adjusted net income may be allocated for investment, based on the budget approved by our general shareholders’ meeting. However, the remaining balance of the income reserves, excluding reserves for unrealized profits and contingencies, must not exceed the value of our capital stock. If this limit is reached, a general shareholders’ meeting will be held to determine whether such excess amount shall be allocated as a capital increase or a distribution of dividends.

The general shareholders’ meeting may grant to our directors and executive officers a participation in the distribution of our profits, after deducting accumulated losses and provisions for income and social contribution taxes, in accordance with applicable law.

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

Insider Trading Regulations

We comply with the restrictions on insider trading set forth in CVM Instruction No. 358, dated January 3, 2002, as amended. The following paragraphs contain a brief summary of some of such restrictions.

An issuer, any controlling shareholders, directors, officers and other members of management are prohibited from trading in any securities issued by our company or derivatives related to such securities, if (i) they are in possession of material information regarding our business, and such information has not been publicly disclosed; (ii) a transaction is pending for the acquisition or sale of shares of our capital stock, by our company, subsidiaries or affiliates, or an option or mandate has been granted in connection with any of such transactions; or (iii) our company intends to participate in a merger, consolidation or corporate reorganization, or to spin-off assets or change into a different form of legal entity; and (iv) such trading activity would take place in the 15-day period prior to the filing of our quarterly financial statements (ITR) or annual financial statements (DFP) with the CVM.

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

•          form of acquisition (private transaction, trading on stock exchange, etc.).

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

The buyer, if applicable, should take all necessary measures to reconstitute the minimum 25% free float within six months of the acquisition.

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

According to the definition of diffused control, certain obligations and responsibilities apply to certain groups of shareholders who are not necessarily identified as controlling shareholders, such as the obligation to conduct a tender offer if such group of shareholders votes for delisting from the Novo Mercado or if delisting occurs due to non-compliance with the obligations of the Novo Mercadolisting segment regulations. Therefore, if our control becomes diffused, all shareholders will be subject to the liability rules set forth in the Brazilian corporate law. However, some specific rules and liabilities set forth in the Novo Mercadolisting segment regulations only apply for those shareholders who have the power to control our business, even though not formally identified as controlling shareholders.

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

The percentage of 20% is not applicable to a person who becomes the holder of our shares in a number greater than 20% of the total shares as a result of (i) legal succession, provided that the shareholder sells the exceeding shares no later than 60 days as from the material event; (ii) merger of another company into our company; (iii) merger of shares of another company into our company; or (iv) subscription of shares, conducted in a primary offering, approved at the shareholders meeting, called by our board of directors, which proposal for capital increase has determined the share price based on the economic value calculated according to an economic and financial appraisal report conducted by a specialized company with renowned experience in publicly held companies.

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

Duty to Disclose Related Party Transactions

Pursuant to the Novo Mercado regulations, we must publicly disclose and send to the BM&FBOVESPA information about any contract between us and our related parties or managers of our related parties, whenever the amount of such contract in any one-year period reaches the greater of R$0.2 million or 1% of our shareholders’ equity.

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

Description of Outstanding Warrants

On March 15, 2006, our board of directors approved the issuance to our founding shareholders of two series of warrants to acquire our common shares. The first series of such warrants, or “First Series Warrants,” consists of 256,000 warrants, and the second series, or the “Second Series Warrants,” consists of an additional 256,000 warrants. Such warrants were delivered to our founding shareholders in proportion to their respective interests in our capital stock on the date such warrants were issued. The First Series Warrants grant their holders the right to acquire such number of our common shares as will represent 20% of our total capital stock on the date such warrants are exercised, and the Second Series Warrants grant their holders the right to acquire such number of our common shares as will represent an additional 20% of our total capital stock on the date such warrants are exercised. We believe that these warrants are an incentive and contribute to ensure our founding shareholders’ commitment towards the development of our activities and the implementation of the business plan prepared by them.

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

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2016, the exercise price of the First Series Warrants was R$18.20 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of September 30, 2016, the holders of our First Series Warrants are:

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

Resolution 4,373

On September 29, 2014, the CMN issued Resolution No. 4,373, which provides for the new mechanism for non-resident investments in the Brazilian financial and capital markets. Resolution No. 4,373 became effective on March 30, 2015. Resolution No. 4,373 was the prior mechanism for that and its provisions were significantly the same as the ones described below.

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

On September 16, 2013, Brazilian tax authorities issued Normative Ruling 1,397/13, which, among other things, established rules regarding the withholding tax exemption on dividend distributions. According to Normative Ruling 1,397/13, the withholding tax exemption on dividend income would only be applicable to dividends distributed out of profits determined in accordance with Brazilian accounting rules that were effective until

December 31, 2007 (old Brazilian GAAP). In this sense, if (i) taxpayers make dividend distributions based on new Brazilian accounting rules already conforming to IFRS principles, and (ii) such distributions are made in excess of the dividends that could have been distributed had the profits been determined in accordance with Brazilian accounting rules that were effective until December 31, 2007, the “excess distribution” would be deemed as taxable income in the hands of the beneficiary and subject to withholding income tax at the rate of 15% or 25%.

With the enactment of Law 12,973/14, this taxation has been eliminated, since this law determined the exemption of Income Tax on the excess distribution of dividends provided that these have been assessed from 2008 to 2013 and from 2015 onwards. The risk for the dividends paid in excess remains only with respect to profit accrued in 2014 for legal entities that have not opted for the advance of effects of Law 12,973/14 for 2014, due to the provisions of RFB Regulatory Instruction 1,492/14.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1997, social contribution tax on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•         50% of net income (after the deduction of social contribution tax on net profit but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•         50% of the sum of retained profits and income reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in (i) a country or location that does not impose income tax, or (ii) where the maximum income tax rate is lower than 20.0%, or (iii) a Tax Haven Jurisdiction. See “Interpretation of the Discussion of the Definition of “Tax Haven Jurisdictions”“ below.

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

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes the IOF/Exchange Tax on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. Foreign exchange agreements entered into as from October 7, 2014 in connection with inflows of funds related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a zero percent rate. Foreign exchange transactions related to outflows of funds in connection with investments made in the Brazilian financial and capital markets are subject to IOF/Exchange Tax at a zero percent rate. This zero percent rate applies to payments of dividends and interest on shareholders’ equity to Non-Resident Holders with respect to investments in the Brazilian financial and capital markets. Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

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

Based on the composition of our income and assets, including goodwill, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our most recent taxable year. The rules in this regard are not entirely clear, however, and there can be no assurance that the Internal Revenue Service (“IRS”) will not successfully assert a contrary position. In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares or ADSs, you will be subject to special tax rules discussed below for that year and for each subsequent year in which you hold the common shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a “Purging Election”) to recognize gain in the manner described below as if your common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your common shares or ADSs for purposes of the PFIC rules. After the Purging Election, your common shares or ADSs with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of this election, and whether making the election would be advisable in your particular circumstances.

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

You will also generally be required to file IRS Form 8621 if you hold our common shares or ADSs in any year in which we are classified as a PFIC.

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

Our reports and other information filed by us with the SEC are available on the SEC website at http://www.sec.gov and may also be inspected and copied by the public at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at www.brasil-agro.com. Information on our website is not incorporated by reference in this annual report.

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

As a foreign private issuer, we are exempt from the Exchange Act rules prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the Exchange Act rules relating to short-swing profit disclosure and liability.

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

Foreign Exchange Risks

Certain of our income is linked to the exchange rate between the real and the U.S. dollar, and consequently our revenues are impacted by foreign exchange fluctuations. Certain of our commodities, such as soybean, may be priced in reais or in U.S. dollars. In addition, certain of the inputs necessary for farming production, such as chemicals, pesticides and fertilizers, may be priced in or based on the U.S. dollar. In order to reduce the impact on revenue, we seek to limit our foreign exchange exposure to 5% of our total expected revenue from commodities typically priced in U.S. dollars.

On June 30, 2016, we had a long position in U.S. dollars in the amount of US$36.8 million. The result of a hypothetical devaluation of 5% of the real in relation to the dollar would generate a profit before taxes of R$6.2 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2016 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$222 thousand monthly.

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

On June 30, 2016, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 605.52 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2016, we believe that a hypothetical decrease of 10% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$3.0 million.

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

8.  Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. For the year ended June 30, 2016, the annual fee for depositary services was charged to holders of ADSs.

For the year ended June 30, 2016, pursuant to a letter agreement between our company and the depositary, US$25.1 thousand was reimbursed by the depositary to us in connection with investor relations expenses and listing fees.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADSs.

Payment of Taxes

ADS holders are responsible for any taxes or other governmental charges payable on our ADSs or on the deposited securities represented by any of our ADSs. The depositary may refuse to register any transfer of our ADSs or allow the withdrawal of the deposited securities represented by our ADSs until such taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by ADSs to pay any taxes owed and ADS holders will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2016, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2016, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013)

issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2016. Based on this assessment, management has concluded that, as of June 30, 2016, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that Débora de Souza Morsch, a member of the Company’s Fiscal Council, is a “financial expert,” as such term is defined in the SEC rules. Ms. Morsch is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Ms. Morsch is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees—Board Practices” for information regarding Ms. Morsch’s experience.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2016, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2016 and 2015.

	Year Ended June 30,
	2016	2015
	(in thousands of Reais)
Audit fees(1)	1,102.7	817.1
Audit-related fees(2)	333.2	237.0
Tax fees	—	—
All other fees(3)	—	177.4

Total fees	1,435.9	1,231.5

(1)   Audit fees in fiscal years 2016 and 2015 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)   Audit-related fees in fiscal years 2016 and 2015 were the fees billed by Ernst & Young Auditores Independentes S.S. for interoffice reports regarding:  (1) the audit of the consolidated reporting package and internal controls of BrasilAgro for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to the BrasilAgro’s consolidation process within Cresud consolidated financial statements.

(3)   All other fees billed by Ernst & Young Auditores Independentes S.S. in 2015 are in regards of (1) the review of the Company’s internal control on financial reporting matrices and (2) the agreed upon procedures for the filing process of BrasilAgro’s financial statements in the Argentinean stock market.

Audit Committee Pre-Approval Policies and Procedures

Our board of directors has established pre-approval policies and procedures for the engagement of registered public accounting firms for audit and non-audit services. Under such pre-approval policies and procedures, our board of directors reviews the scope of the services to be provided by each registered public accounting firm to be engaged in order to ensure that there are no independence issues and the services are not prohibited under applicable rules.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In establishing a permanent Fiscal Council, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 under the Exchange Act, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements.

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

The Company has a permanent Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies her as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is similar to a system having an audit committee functioning as a committee of its Board of Directors, the main difference being that the Fiscal Council does not have authority to appoint our independent auditors. This authority lies with the Company’s board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian corporate law. For a further discussion of our Fiscal Council, see “Item 6—Directors, Senior Management and Employees—Board Practices—Fiscal Council.”

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 3, 2015, we increased the limit of shares that may be purchased under our share buyback program from 698,310 to 3,491,550 common shares, not exceeding the balance of profits reserve available included in our balance sheet on June 30, 2015.

During the year ended June 30, 2016, we acquired a total of 3,577,900 common shares under our share buyback program, which account for 6.14% of our shares outstanding (excluding the shares held by the controlling shareholder).

The table below shows information about the shares purchased in each month of the fiscal year 2016 and the shares that may yet be purchased under our share buyback program.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Programs	(d) Maximum Number of Shares that May Yet be Purchased Under the Programs
July 2015	209,200	R$11.16	209,200	3,262,350
August 2015	226,500	R$11.08	226,500	3,035,850
September 2015	111,000	R$11.20	111,000	2,924,850
October 2015	180,700	R$12.61	180,700	2,744,150
November 2015	89,300	R$11.48	89,300	2,654,850
December 2015	93,600	R$11.03	93,600	2,561,250
January 2016	166,200	R$10.75	166,200	2,395,050
February 2016	598,500	R$9.60	598,500	1,796,550
March 2016	473,000	R$11.16	473,000	1,323,550
April 2016	539,300	R$11.75	539,300	784,250
May 2016	337,100	R$11.82	337,100	447,150
June 2016	533,500	R$11.42	533,500	n/a

Total	3,577,900	R$11.16	3,577,900	n/a

On September 20, 2016, we approved a new buyback program of common shares up to the limit of 1,337,684 common shares, not exceeding the balance of profits reserve available included in our balance sheet on June 30, 2016.

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

Separate Meetings of Non-Management Directors

Under Section 303A.03 of the NYSE Listed Company Manual, the non-management directors of each U.S. company listed on the NYSE must meet at regularly scheduled executive sessions without management, and independent directors must meet at executive sessions without management at least once a year. We do not have a similar requirement under Brazilian rules, but in any event, all members of our board are non-executive directors. Our independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

Under Section 303A.04 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must have a nominating/corporate governance committee composed entirely of directors that meet the independence requirements of the NYSE. We are not required to have such a committee under Brazilian law, and accordingly, do not have one.

Compensation Committee

Under Section 303A.05 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must have a compensation committee composed entirely of directors that meet the independence requirements of the NYSE (including additional requirements applicable to compensation committee members). Even though we are not required to have such a committee under Brazilian law, we established one on March 1, 2012. However, our Compensation Committee is not fully independent under the NYSE independence requirements because we are not required to have one under applicable rules, and we believe that the current composition of our Compensation Committee is appropriate for our needs.  See “Item 6—Directors, Senior Management and Employees”.

The NYSE also requires (1) listed companies to grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser, to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company and (3)  the compensation committee to assess the independence of any compensation adviser, other than the listed company’s in-house legal counsel. As allowed under the NYSE’s listing standards, we continue our current compensation practices in accordance with the Brazilian corporate law and Brazilian practice.

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
1.1

Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to the Report on Form 6-K furnished to the SEC on November 10, 2015, File No. 001-35723)

2.1

Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.1

Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.2

Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.3

First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.4

Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5

Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.6

Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

Exhibit Number	Description
4.7

Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.8	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária
4.9	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária
4.10

Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11

First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11

Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.13

Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.14

Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.15

Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.16	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari
4.17	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari
4.18

Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)

4.19

Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)

4.20

Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of May 19, 2015, by and between Imobiliária Cremaq Ltda., BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Zmacq 3 Agropecuária Ltda. And Cremaq Agropecuária Ltda. (unofficial English translation) (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.21

Summary translation of private instrument for regulation of rights and obligations between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.22

Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.23

Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.24	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016
8.01	List of subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Administrative Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of the Chief Administrative Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

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

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Date:  October 19, 2016

/s/ ANDRE GUILLAUMON

Name: Andre Guillaumon

Title:       Chief Executive Officer and  Chief Operating
Officer

/s/ GUSTAVO JAVIER LOPEZ

Name: Gustavo Javier Lopez

Title:    Chief Administrative Officer and Investor
              Relations Officer

Financial Statements BrasilAgro -
Companhia Brasileira de Propriedades Agrícolas

June 30, 2016

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial Statements

June 30, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

We have audited the accompanying consolidated balance sheets of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the “Company”) and subsidiaries as of June 30, 2016 and 2015, and the consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended June 30, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and subsidiaries at June 30, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2016, in conformity with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board - IASB.

São Paulo, Brazil, October 19, 2016

ERNST & YOUNG
Auditores Independentes S.S.

/s/ MARCOS ALEXANDRE S. PUPO
Name:    Marcos Alexandre S. Pupo
Title:       Partner

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated balance sheets
June 30, 2016 and 2015
(In thousands of reais)

	Notes	2016	2015
Assets
Current
Cash and cash equivalents	5.1	54,204	75,620
Marketable securities	5.2	113,559	273,258
Trade accounts receivable	7	18,528	46,028
Inventories	8	22,413	32,225
Biological assets	9	-	1,624
Recoverable taxes		7,470	5,412
Derivative financial instruments	6	24,497	13,498
Transactions with related parties	26	1,065	856
Other assets		858	316
		242,594	448,837
Noncurrent assets
Biological assets	9	44,530	29,245
Restricted marketable securities	5.2	20,353	1,468
Recoverable taxes		21,709	24,602
Deferred taxes	15.1	56,353	43,137
Derivative financial instruments	6	-	408
Trade accounts receivable	7	14,411	22,802
Investment properties	10	287,867	288,347
Receivables from related parties	26	44,363	39,060
Judicial deposits	24	6,377	5,811
Investments in unquoted equity instruments	11.a	102,955	99,729
Property, plant and equipment		8,567	10,602
Intangible assets		3,450	3,792
		610,935	569,003
Total assets		853,529	1,017,840

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated balance sheets
June 30, 2016 and 2015
(In thousands of reais)

	Notes	2016	2015
Liabilities and equity
Current liabilities
Trade accounts payable	13	12,073	5,545
Loans and financing	14	51,615	50,900
Labor obligations		8,856	11,215
Taxes payable		6,277	23,377
Dividends payable	16.e	2,532	40,358
Derivative financial instruments	6	2,165	5,655
Payables for purchase of farms	12	22,261	48,840
Transactions with related parties	26	536	480
Advances from customers		278	8,147
Other liabilities		5,442	4,504
		112,035	199,021
Noncurrent liabilities
Loans and financing	14	48,230	59,179
Taxes payable		970	1,508
Derivative financial instruments	6	4,392	1,670
Provision for legal claims	24	1,455	3,684
Other liabilities		432	672
		55,479	66,713
Total liabilities		167,514	265,734
Equity
Capital	16.a	584,224	584,224
Capital reserve		1,771	2,349
Treasury shares	16.g	(37,203)	(224)
Income reserves		89,685	89,156
Other comprehensive income	16.f	40,005	36,268
Additional dividends proposed	16.e	7,533	40,333
Total equity		686,015	752,106
Total liabilities and equity		853,529	1,017,840

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of operations
Years ended June 30, 2016, 2015 and 2014
(In thousands of reais, except if stated otherwise)

	Notes	2016	2015	2014
Net revenue	18	147,128	174,351	131,314
Gain on sale of farms	17	-	193,464	21,845
Changes in fair value of biological assets and agricultural products	9	(8,718)	9,788	1,092
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	8.1	659	(3,038)	(2,043)
Cost of sales	19	(134,714)	(170,489)	(138,535)
Gross profit		4,355	204,076	13,673
Selling expenses	19	(2,732)	(9,006)	(10,239)
General and administrative expenses	19	(28,944)	(29,360)	(30,378)
Other operating (expenses) income, net	21	2,812	(3,422)	285
Share of loss of a joint venture	11.a	(511)	(4,355)	(704)
Operating income (loss)		(25,020)	157,933	(27,363)
Financial income (expenses)
Financial income	22	192,644	122,552	40,051
Financial expenses	22	(154,270)	(89,914)	(41,611)
Profit (loss) before income and social contribution taxes		13,354	190,571	(28,923)
Income and social contribution taxes	15.2	(2,782)	(9,761)	15,561

Net profit (loss) for the year		10,572	180,810	(13,362)

Basic earnings (loss) per share-in reais	23	0.1816	3.1049	(0.2277)

Diluted earnings (loss) per share-in reais	23	0.1805	3.1036	(0.2277)

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of other comprehensive income (loss)
Years ended June 30, 2016, 2015 and 2014
(In thousands of reais)

	2016	2015	2014

Net profit (loss) for the year	10,572	180,810	(13,362)
Other comprehensive income (loss) to be reclassified to statement of operation for the year in subsequent periods:
Currency translation adjustment from investment in joint venture
(Note 11.a)	3,737	27,865	(3,335)

Total comprehensive income (loss) for the year	14,309	208,675	(16,697)

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity
Years ended June 30, 2016, 2015 and 2014
(In thousands of reais)

					Retained profit reserves
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for Investment and expansion	Additional dividends proposed	Other compre-hensive income	Retained earnings (Accum-ulated losses)	Total equity
At June 30, 2014		584,224	4,201	(1,934)	—	—	—	8,403	(10,988)	583,906
Share-based payment		—	82	—	—	—	—	—	—	82
Treasury stock acquired	16.g	—	—	(224)	—	—	—	—	—	(224)
Cancellation of treasury stock		—	(1,934)	1,934	—	—	—	—	—	—
Net profit for the year		—	—	—	—	—	—	—	180,810	180,810
Constitution of legal reserve	16.e	—	—	—	8,491	—	—	—	(8,491)	—
Minimum mandatory dividends	16.e	—	—	—	—	—	—	—	(40,333)	(40,333)
Additional dividends proposed	16.e	—	—	—	—	—	40,333	—	(40,333)	—
Constitution of reserve for investment and expansion	16.e	—	—	—	—	80,665	—	—	(80,665)	—
Currency translation adjustment from investment in joint venture	11.a/16.f	—	—	—	—	—	—	27,865	—	27,865
At June 30, 2015		584,224	2,349	(224)	8,491	80,665	40,333	36,268	—	752,106
Payment of additional dividends	16.e	—	—	—	—	—	(40,333)	—	—	(40,333)
Treasury stock acquired.	16.g	—	—	(39,653)	—	—	—	—	—	(39,653)
Exercise of granted stock		—	(578)	2,674	—	—	—	—	—	2,096
Net profit for the year		—	—	—	—	—	—	—	10,572	10,572
Constitution of legal reserve	16.e	—	—	—	529	—	—	—	(529)	—
Minimum mandatory dividends	16.e	—	—	—	—	—	—	—	(2,510)	(2,510)
Additional dividends proposed	16.e	—	—	—	—	—	7,533	—	(7,533)	—
Currency translation adjustment from investment in joint venture	11.a/16.f	—	—	—	—	—	—	3,737	—	3,737
At June 30, 2016		584,224	1,771	(37,203)	9,020	80,665	7,533	40,005	—	686,015

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows
Years ended June 30, 2016, 2015 and 2014
(In thousands of reais)

	Notes	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) for the year		10,572	180,810	(13,362)

Adjustments to reconcile profit (loss) for the year
Depreciation and amortization	19	21,957	22,222	21,431
Gain on sale of farm	17	—	(193,464)	(21,845)
Share based compensation plan		—	82	816
Residual value of property, plant and equipment and intangible assets disposed		208	2,409	830
Write-off of capitalized cost in investment properties	10	12	(1,405)	2,098
Share of a loss of a joint venture	11.a	511	4,355	704
Unrealized (gain) loss on derivatives, net	22	(1,196)	5,335	(1,116)
Unrealized foreign exchange gain (loss), monetary variation and financial charges, net	22	(23,960)	(3,615)	180
Gain on remeasurement of receivables from sale of farms, net	22	(9,850)	(18,296)	(4,965)
Deferred income and social contribution taxes	15.2	(13,216)	417	(18,338)
loss (gain) arising from changes in fair value of biological assets and agricultural products	9	8,718	(9,788)	(1,092)
(Reversal of impairment) impairment of net realizable value of agricultural products, net	8.1	(659)	3,038	2,043
Allowance for doubtful accounts	19	(314)	(2,731)	525
Onerous contracts		—	(579)	579
Provision for legal claims	24	(2,229)	111	(1,229)
Loss from investments		—	53	—
Discount on the payment for Alto Taquari farm	12	(2,277)	—	—
		(11,723)	(11,046)	(32,741)
Change in working capital
Trade accounts receivable		46,895	12,296	65,235
Inventories		11,156	6,756	(14,072)
Biological assets		(30,535)	5,627	1,337
Recoverable taxes		(964)	4,570	882
Derivative financial instruments		(9,686)	5,893	(1,971)
Other receivables		(882)	(482)	(2,866)
Trade accounts payable		6,544	(4,516)	(237)
Related parties		(1,127)	(36,767)	(5,557)
Taxes payable		(10,216)	(11,317)	—
Income taxes and social contribution payable		(7,422)	18,512	(366)
Labor obligations		(2,359)	2,485	(22)
Advance from customers		(7,219)	(2,891)	12,914
Other liabilities		(240)	(295)	344
Net cash flows (used in) from operating activities		(17,778)	(11,175)	22,880

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets		(1,104)	(1,800)	(2,413)
Cash paid on subsequent expenditures on investment properties	10	(10,745)	(30,629)	(20,859)
Redemption of (investment in) marketable securities		172,960	(27,482)	1,222
Capital contributions in joint venture	11.a	—	(25,903)	(14,463)
Acquisition of joint venture Cresca		—	—	(8,592)
Cash received from sales of farms and assets		—	105,766	35,255
Net cash flows from (used in) investing activities		161,111	19,952	(9,850)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of installments of financed acquisition of farm	12	(27,394)	—	(2,239)
Proceeds from loans and financing	14	71,566	97,407	56,723
Interest paid on loans and financing	14	(8,425)	(15,682)	(2,224)
Payment of loans and financing	14	(82,270)	(101,403)	(44,100)
Treasury stock acquired	16.g	(39,653)	(224)	(1,934)
Receipt from the exercise of granted stock		2,096	—	—
Dividends paid		(80,669)	—	(5,883)
Acquisition of rights receivables from loans		—	—	(2,322)
Net cash flows used in financing activities		(164,749)	(19,902)	(1,979)

(Decrease) increase in cash and cash equivalents		(21,416)	(11,125)	11,051
Cash and cash equivalents at beginning of year	5.1	75,620	86,745	75,694
Cash and cash equivalents at end of year	5.1	54,204	75,620	86,745
		(21,416)	(11,125)	11,051

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements
June 30, 2016
(In thousands of reais, except if stated otherwise)

1.                   General information

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

The Brasilagro holds interest in other companies (“subsidiaries”), as mentioned in Note 2.1, and its corporate purpose includes:

•         agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services;

•         the import and export of agricultural products and inputs and those related to cattle raising activity;

•         the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas;

•         real estate brokerage involving any type of operations;

•         holding interest, as a member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein; and

•         management of its own and third-party assets.

The Company and its subsidiaries (collectively, the “Company”) have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 255,888 hectares.

2.                   Basis of preparation and presentation

The significant accounting policies applied for the preparation of these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1.              Basis of preparation

On October 19, 2016 the Brasilagro’s Executive Board, Board of Directors and Fiscal Council approved the Company’s consolidated financial statements and authorized their issuance.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All the references to IFRS in these financial statements correspond to the IFRS issued by the IASB.

The Brasilagro’s management affirms that all material information about the Company disclosed in these financial statements, and only that information, is being considered as significant and corresponds to the information used by the management.

The consolidated financial statements have been prepared on the historical cost basis, except where otherwise stated, as described in the summary of significant accounting policies.

The financial statements have been prepared in the ordinary course of business. Management has not identified any significant uncertainty as to the Company’s ability to continue as a going concern in the next 12 months.

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

(a)                 Basis of consolidation

The consolidated financial statements comprise the financial statements of Brasilagro and its subsidiaries at June 30, 2016, 2015 and 2014, as described below:

	Ownership %
	2016	2015	2014
Araucária	99.99	99.99	99.99
Cremaq	99.99	99.99	99.99
Engenho de Maracaju	99.99	99.99	99.99
Imobiliária Jaborandi	99.99	99.99	99.99
Jaborandi Agrícola Ltda	99.99	99.99	99.99
Cajueiro	99.99	99.99	99.99
Mogno	99.99	99.99	99.99
Ceibo	99.99	99.99	99.99
Flamboyant	99.99	99.99	99.99
Cresca S.A.*	50.00	50.00	-
FIM Guardian Exclusive Fund	100.00	100.00	100.00

*      Joint venture – it is not included in the consolidated results and is recorded as an investment under the equity method.

Subsidiaries are fully consolidated from the date of acquisition and when control is obtained and ceases when the Company loses control of the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period of Brasilagro, using consistent accounting policies. All intergroup balances, revenues and expenses are fully eliminated in the consolidated financial statements.

2.2.              Foreign currency translation

(a)                 Functional and presentation currency

The Company’s financial statements are presented in Brazilian Reais (R$), which is the Company’s functional currency. The items included in the financial statements of the subsidiaries located in Brazil are measured using Brazilian Reais (R$) as their functional currency. The U.S. Dollar is the functional currency of the joint venture Cresca S.A. (“Cresca”) headquartered in Paraguay.

(b)                 Transactions and balances in foreign currencies

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

(c)                 Companies abroad

In the preparation of the Company consolidated financial statements, the financial statements of the joint venture, are translated into reais as follows: a) balance sheet at the exchange rate at year end and b) statement of operations, at the quarterly average exchange rate.

Fair value adjustments to the carrying amount of assets arising on the acquisition of Cresca are treated as assets of the foreign operation and translated at period-end foreign exchange rates.

The effects from variations in the foreign exchange rate resulting from these translations are presented in “Other comprehensive income (loss)” in the Statement of other comprehensive income (loss) and “Other comprehensive income (loss)” in the Statement of changes in equity.

2.3.              Investments in joint venture

Our investment in joint venture, Cresca, is recorded under the equity method.

A joint venture is an agreement whereby the parties sharing joint control are entitled to the net assets of the joint ventures. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about relevant activities require the unanimous consent of the parties sharing control.

2.4.              Cash and cash equivalents and marketable securities

Cash and cash equivalents includes cash, bank deposits maturing within 90 days from the transaction date and short-term highly liquid repurchase agreements for which there are no fines or other restrictions for their immediate redemption. Cash equivalents are recorded at cost plus earnings accrued up to the balance sheet dates, not exceeding market or realization value.

Marketable securities include bank deposit certificates, Federal Government bonds, exclusive investment funds, which are fully consolidated, and marketable securities provided as guarantee for loans and financing recorded in noncurrent assets to match the maturities of the corresponding loans and financing. In addition, there are restricted repurchase agreements related to the fulfillment of certain contractual provisions, in the ordinary course of business, in connection with the sale of Cremaq Farm.

Considering the nature of investments held by the Company, there are no significant differences between their book value and market value. Investments are recorded at the original cost plus earnings accrued through the balance sheet date on a pro-rata temporis basis.

Bank deposit certificates and repo transactions may mature in a term exceeding 90 days, and may have repurchase guarantees contractually provided by the issuer of the security, allowing the redemption of the securities at their original amount plus interest, with no penalty. These investments are classified as cash equivalents. Investments in deposit certificates that are not eligible for redemption without penalties are classified as marketable securities.

Certain debt agreements require the Company to keep marketable securities as a guarantee for the outstanding balances. Such investments are restricted while held in guarantee. The Company discloses the purchases and sales of such investments as investment activities in the statement of cash flows.

Fixed-income investments are intended to maintain the value of the resources held by the Company and not yet allocated to rural activities, and are governed by a policy approved by the Board of Directors.

The statements of cash flows in relation to financing and investment activities, include only transactions that have actually impacted cash and cash equivalents.

2.5.              Financial instruments

2.5.1.         Classification and measurement

The Company classifies it financial assets and liabilities in the following classes: as loans and receivables, financial assets available for sale and financial assets measured at fair value through profit or loss.

(a)                 Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. A financial asset is classified as held for trading if: (i) acquired principally for the purpose of selling in the near term (ii) it is a derivative (unless designated as effective hedging instruments) or, (iii) the measurement at fair value reduces or eliminates inconsistences with the measurement used by the Company’s financial management.

The Company designates at initial recognition, certain financial assets at fair value through profit or loss. This designation cannot be changed later. These assets are limited to restricted marketable securities, derivatives and receivables from the sale of farms, which are included in the consolidated balance sheet in “Trade accounts receivable”.

Changes in fair value related to receivable from the sale of farms designated at fair value through profit or loss are recognized in “Gain (loss) on remeasurement of receivables from the sale of farms” in “financial income and expenses” (Note 22).

(b)                 Loans and receivables

The category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for those with maturities exceeding 12 months after the balance sheet date, which are classified as non-current assets. The Company’s loans and receivables is comprised of trade receivables, other receivables, and marketable securities given in guarantee on loans and financing. Loans and receivables are recorded at amortized cost, using the effective interest rate method. Interest income is included in the caption financial income in the statement of operations.

(c)                 Available for sale financial assets

Available for sale financial assets are those non-derivative instruments which are not classified as (a) loans and receivables, (b) investments held to maturity (c) financial assets at fair value through profit or loss. These financial assets include equity instruments and debt securities. Debt securities in this category are those intended to be held for an indefinite period and which may be sold to meet liquidity needs or as response to the changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in the available-for-sale reserve in other comprehensive income until the investment is derecognized. Impairment losses, interest income and gains or losses on foreign exchange on monetary assets are recognized in profit or loss for the year.

When the investment is derecognized or when there is an impairment loss, the cumulative gains or losses previously recognized in other comprehensive income (loss) shall be recognized in profit or loss for the year.

(d)                 Financial liabilities

The Company recognizes bonds issued and subordinated liabilities initially on the date when they are originated. Financial liabilities are initially recognized at fair value plus transaction costs. After initial recognition, these financial liabilities are measured at amortized cost through the effective interest rate method. The amortization of the effective interest rate method is included in the financial expenses line in the statement of operations. The Company’s financial liabilities mainly include trade accounts payable, loans and financing, financial lease, operations with derivatives and accounts payable for acquisitions.

2.5.2.         Recognition

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are written-off when the rights to receive cash flow from investments have expired or have been transferred; in the latter case, provided the Company has transferred, significantly, all risks and benefits of ownership.

2.5.3.         Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and it can be reliably estimated.

The criteria that the Company uses to determine if there is objective evidence of an impairment loss include:

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

If, in a subsequent period, the amount of the impairment loss decreases and can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations.

2.6.              Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. Although the Company uses derivatives financial instruments for economic hedge purposes, it has not applied hedge accounting.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations (Note 22). The fair value of derivative financial instruments is disclosed in Note 6.

2.7.              Trade receivables

Trade receivables are amounts due from customers for merchandise and farms sold in the ordinary course of business. If collection is expected in one year or less, trade receivables are classified as current assets, otherwise, they are presented as non-current assets.

Trade receivables not related to the sale of farms are initially recognized at fair value, and subsequently, measured at amortized cost under the effective interest rate method, less an allowance for doubtful accounts, as appropriate.

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in Reais, equivalent to a quantity of soybean bags, are designated at fair value through profit or loss upon initial recognition. The amount of the receivable is subsequently remeasured at each balance sheet date by applying to the contractual committed quantity of sacks of soybean by the quotation of soybean for future delivery at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by translating the resulting U.S. dollars amount to Reais using the U.S. dollar exchange rate for future delivery on the same maturity date (considering that future soybean quotations are denominated in US$) and finally discounting the resulting amount to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income and expenses under “Gain (loss) on remeasurement of receivables from sale of farms” (Note 22).

2.8.              Inventories

Agricultural products from biological assets are measured at fair value when they are ready to be harvested, less selling expenses, when they are reclassified from biological assets to inventories.

Seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials are measured at average acquisition cost.

Upon identification of the loss of quality of products which affect their sales (either due to storage, load, transportation and other events related to the operation), these products are counted and physically segregated. In addition, an internal process to record, approve, dispose of or allocate inventories, is initiated through the approval of the responsible officers duly formalized in the Company’s management system.

A provision for adjustment of agricultural products to net realizable value of recognized when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell. Adjustments to net realizable value are recognized in the statement of operations in “Impairment of net realizable value of agricultural products after harvest”.

2.9.              Biological assets

The Company’s and its subsidiaries’ biological assets consist mainly of the cultivation of soybean, corn, sorghum, sugarcane and beef cattle, which are measured at fair value less costs to sell.

(a)                 Agricultural activity

The fair value of biological assets is determined upon their initial recognition and at each subsequent balance sheet date. Gains and losses arising from the changes in fair value of biological assets is determined as the difference between fair value and the costs incurred in the plantation and treatment of crops of biological assets at the balance sheet date, and are recorded in the statement of operations in “Changes in fair value of biological assets”. In certain circumstances, the estimated fair value less cost to sell approximate cost incurred at that moment, especially when only a minor biological transformation has taken place or when no material impact is expected from that biological transformation on the price. Biological assets continue to be recorded at their fair value.

The sugarcane crops productive cycle is five years on average, whereupon they are classified as a non-current biological asset. The calculation methodology used to estimate the value of the biological asset “sugarcane” was the discounted cash flow at a rate reflecting the risks and the terms of operations. As such, we projected the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted.

The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’ prices available in futures markets, were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted in these of markets, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques – the discounted cash flows method. The data used in these methods is based on the information observed in the market, whenever possible, and if unavailable, a certain level of judgment is required to establish such fair value. Judgment is used the data to be used, e.g. price, productivity and production cost. Changes in the assumptions on these inputs might affect the fair value of biological assets.

(b)                 Cattle raising activity

On June 14, 2016, as mentioned in Note 9, the Company started raising cattle, which typically consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

For segregation purposes, when applicable, the Company classifies its cattle herd into: beef cattle (current assets), which can be sold as a biological asset for meat production; and dairy cattle (non-current assets), which is used in farm operations to generate other biological assets. Up to the reporting date the Company only had beef cattle, which includes calves and heifers.

The fair value of beef cattle is determined based on market prices, given the existence of an active market. Gain or loss from changes in the fair value of beef cattle is recognized in profit or loss for the period (Note

9). The Company considered the prices in the cattle market in Bahia state and the metrics used in the market. Accordingly, beef and dairy cattle are measured based on arroba and the age bracket of animals.

2.10.           Investment properties

The Company’s business strategy aims mainly at the acquisition, development, exploration and sale of rural properties where agricultural activities can be developed. The Company acquires rural properties believed to have significant potential of appreciation in value by means of maintenance of assets and development of profitable agricultural activities. By acquiring rural properties, the Company seeks to implement higher value added crops and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on this strategy, whenever the Company considers that its rural properties are profitable, it sells these rural properties to realize capital gains.

The land of rural properties purchased by the Company is measured at acquisition cost, which does not exceed its net realizable value, and is presented in “Non-current assets”. The fair value of each property is disclosed in Note 10.

Buildings, improvements and opening of areas in investment properties are measured at historical cost, less accumulated depreciation, following the same criteria described for property, plant and equipment in Note 2.11.

2.11.           Property, plant and equipment

Property, plant and equipment is measured at historical cost less accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the items. Historical cost also includes borrowing costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All other repair and maintenance costs are recognized in profit or loss, as incurred.

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

	Annual depreciation rates %
	2016	2015
Buildings and improvements	2-20	2-20
Equipment and facilities	10	10
Vehicles and agricultural machinery	13-20	13-20
Furniture and fixtures	10	10
Opening of areas	10-20	10-20

The residual amount and useful lives of property, plant and equipment are revised and adjusted, if appropriate, at the end of each year.

An asset carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount exceeds its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount and are recognized in “Other operating income (expenses), net” in the statement of operations.

2.12.           Intangible assets

Intangible assets includes software license and acquired contractual rights and are amortized over their estimated useful life of 5 years and in accordance with the rendering of services for opening of area, respectively.

Costs associated with software maintenance are recognized as an expense as incurred.

2.13.           Impairment of non-financial assets

Pursuant to IAS 36 – Impairment of Assets, investment properties, property, plant and equipment and intangible assets are subject to impairment tests whenever events or changes in circumstances indicate that their book value may not be recoverable.

Assets with finite useful lives are reviewed for impairment indicators on each balance sheet date and whenever events or changes in circumstances indicate that the book value may not be recoverable. If any indication exists, the assets are tested for impairment. An impairment loss is recognized for the difference between the asset’s carrying amount and its recoverable amount.

On June 30, 2016 and 2015, no indication of impairment of assets was identified.

2.14.           Trade accounts payables

Trade account payables are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Trade accounts payables are classified as current liabilities if payment is due within one year or less, otherwise they are classified as non-current liabilities.

2.15.           Loans and financing

Loans and financing are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the settlement value is recognized in the statement of operations over the loans and financing agreement period using the effective interest rate method.

Fees paid in raising credit facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidation services and amortized over the period of the facility to which it relates.

Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months or longer after the balance sheet date.

2.16.           Provisions

Provisions are recognized when the Company has a present, legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Contingent liabilities arising from labor, social security, tax, environmental, contractual, operating obligations and administrative and judicial claims are recorded at their estimated amount when the likelihood of loss in considered probable (Note 3.a).

2.17.           Current and deferred income tax and social contribution

(a)                 Current income tax and social contribution

Current and deferred income and social contribution taxes are calculated applying a rate of 15%, plus surtax of 10% on taxable profit exceeding R$240 per annum for income tax, and 9% on taxable profit for social contribution tax on net profit.  Income and social contribution tax loss carryforwards can be used to offset the payment of income and social contribution tax payable limited to 30% of annual taxable profit, except for the rural activity which may reach 100% of annual taxable profit. Tax loss carryforwards do not expire. As allowed by the Brazilian tax legislation, certain subsidiaries opted for a regime under which taxable profit is computed as a percentage of revenues. Under this regime, taxable profit for income and social contribution tax is calculated by applying a rate of 8% and 12% on gross revenue, respectively, on which the statutory rates for income and social contribution tax are applied.

(b)                 Deferred income tax and social contribution

Deferred income taxes are recognized for temporary differences between the tax base of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. A deferred income tax liability is recognized for all the temporary differences, whereas deferred income tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized, including the recognition of a deferred tax asset related to unused tax loss carryforwards. Deferred tax assets and liabilities are classified as non-current. Income tax related to items directly recognized in equity are also recognized in equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Such rates are 25% for income tax and 9% for social contribution tax (Notes 15).

2.18.           Employee benefits

(a)                 Share-based payments,

The Company has a number of equity-settled, share-based payment plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. Employee service cost received in exchange for the grant of the options is recognized as an expense. Amounts received net of any directly attributable transaction costs are credited to capital (nominal value) and share premium, if applicable, when options are exercised.

(b)                 Profit sharing

The Company provides employees with a profit-sharing program, under which all of the employees have the right to receive annual bonuses based on the Company’s consolidated financial and operational results, and also on personal goals set for individual employees. Profit sharing is usually recognized at year end, when the amount can be reliably measured by the Company.

2.19.           Capital

Common shares are recorded in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction of the issued amount, net of taxes.

2.20.           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities including leases. Revenue is presented net of taxes, returns and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities, as described below. The Company’s estimates are based on past experience, taking into consideration the type of customer, the type of transaction and transaction specifics.

(a)                 Sale of goods

Revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Company normally enters into forward contracts under which the Company is entitled to determine the Company sale price for the total or partial volume of grains sold, through the delivery date, based on formulas contractually agreed upon. In some cases, the formulas used to determine the sales price are stated in U.S. Dollars and the Reais amount is also contractually determined, which is based on the exchange rate applicable a couple of days prior to settling the transaction. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains.

Upon the delivery of grains, revenue is recognized based on the price determined for each client considering the foreign exchange rate on the delivery date. After the grains are delivered to the client, the quality and final weight are assessed, and the final price of the transaction is agreed upon, which result in adjusting the original contractual amounts, in addition to adjusting any foreign exchange rate variation through the settlement date.

(b)                 Sale of farms

Revenue on sales of farms are not recognized until (i) the sale is completed, (ii) the Company has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv)  the Company has transferred all risks and rewards to the buyer, and does not have a continuing involvement. The result from sales of farms is presented in the statement of operations as “Gain on sale of farms” net of the related cost.

(c)                 Revenue from operating lease of land

Revenues from operating lease of land are recognized on a straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or at the date established in the contract, as the case may be. The amounts received in advance are recognized in current liabilities under the caption “Other liabilities”.

Leasing arrangements under which a significant portion of the risks and benefits of ownership of the land are retained by the lessor are classified as operating leases.

2.21.           Financial income and expenses

Includes interest and foreign exchange variations arising from loan and financing contracts, marketable securities, trade accounts receivable, gain (loss) on remeasurement of receivables from sale of farms and machinery, gains and losses for changes in fair value of derivative financial instruments, as well as discounts obtained from suppliers for the prepayment trade accounts payable.

2.22.           Leases

The Company classifies lease of farms as operating leases to the extent that a significant portion of the risks and benefits of the ownership is held by the lessor and classifies lease of sugarcane crops as financial leases to the extent that a significant portion of the risks and benefits of ownership is transferred to the lessee. The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale. The lease payments are measured based on a future quotation of soybean and as such, do not have a fixed value, but rather depend on the soybean quotation on a future date, are considered contingent payments.

2.23.           Distribution of dividends and interest on equity

Distribution of dividends and interest on capital to the Company’s stockholders are recognized as a liability in the Company’s financial statements at year-end based on the Company’s articles of incorporation. Any amount that exceeds the minimum legally required is only approved at the shareholders’ general meeting according to the proposal submitted by the Board of Directors. The tax benefit of interest on equity is recognized in the statement of operations.

2.24.           Adjustment to present value – of assets and liabilities

Assets and liabilities arising from long-term operations and short-term operations for which the financing component could have a material effect, are adjusted to present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which aim to reflect the best estimates of time value of money.

The discount rate used varies depending on the characteristics of the assets and liabilities including the risk and terms of the specific item, and it is based on the average rate of loans and financing obtained by the Company, net of inflationary effects.

2.25.           Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the available profit (loss) by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the available profit (loss) by the weighted average number of common shares outstanding during the year plus the weighted number of additional shares that would be issued on conversion of all dilutive potential common shares into common shares, such as stock options and warrants.

2.26.           Statements of cash flows

The statements of cash flows are prepared and presented in accordance with IAS 7.

Interest paid and the dividends received are classified as cash flows from financing activities and cash flows from investment activities, respectively, since they are costs for obtaining financial resources and return on the investments, and are not considered operating activities of the Company.

2.27.           New standards, alterations and interpretations of standards

At the date of preparation of the consolidated financial statements, the following amendments in IFRS had been issued but are not yet effective:

•        IFRS 9 – Financial Instruments: The ultimate aim of this standard is to replace IAS 39 – Financial Instruments: Recognition and Measurement. The key changes expected are: (i) all financial assets must initially be recognized at their fair value; (ii) the standard classifies all financial assets, which are currently under IAS 39, into two groups: amortized cost and fair value; (iii) available for sale and held to maturity categories of IAS 39 were eliminated; and (iv) the concept of embedded derivatives in IAS 39 was replaced by the concepts provided in the new standard. The standard will come into effect on January 1, 2018. The Company is evaluating the impact on its financial statements.

•         Amendments to IFRS 11 – Accounting for Acquisitions of Interests in Joint Operations. The changes are applicable from the years beginning on January 1, 2016. The Company is evaluating if these changes will have any impact on its financial statements.

•         IFRS 15 – Revenue from Contracts with Customers: The new standard provides the principles to be applied by an entity to determine the measurement of revenue and when it must be recognized. The standard is effective as from January 1, 2018. The Company is evaluating the impact on its financial statements.

•         IFRS 16 – Leases: It establishes that leases be recognized in the lessee’s balance sheet, recognizing a liability amount for future payments and an intangible asset for the right of use. The definition of lease covers all agreements that grant the right of use and control of an identifiable asset, including lease agreements and, possibly, some components of service agreements. The standard is applicable as of January 1, 2019. The Company is evaluating the impact on its financial statements.

•         IAS 16 – Property, Plant and Equipment and IAS 41 – Agriculture: The main change is that the biological assets for production (bearer assets), such as sugarcane stubble crops, are excluded from the scope of IAS 41 and must be recorded in accordance with IAS 16, that is, cost less accumulated depletion and possible impairment losses. Consumable biological assets, such as unharvested sugarcane and fruits, until they are harvested, are measured at fair value and continue to be under the scope of IAS 41.

These amendments and new standards will affect the Company’s financial statements. The respective effects are being analyzed and will be disclosed in the first quarter of the next fiscal year.

3.                   Significant Accounting Estimates and Judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Based on certain assumptions, the Company makes estimates concerning its future. The resulting accounting estimates will, by definition, seldomly be equal to the related actual amounts. The estimates and assumptions that have a significant risk of causing a material misstatement to the carrying amounts of assets and liabilities within the next year are as follows:

(a)                Contingencies

The Company is party to different legal and administrative proceedings, as described in Note 24. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss includes the opinion of outside legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements.

(b)                Biological assets

The fair value of biological assets recorded in the balance sheet (Note 9) was determined using valuation techniques, including the discounted cash flows method. The inputs for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost. Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

A 1% increase or decrease in the expected productivity of sugarcane and grains would result in an increase or decrease in biological asset by R$861 and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in biological asset by R$1,297.

(c)                Investment properties

The fair value of investment properties was determined through an appraisal prepared by the Company.

The appraisal was performed by means of standards adopted in the market considering the characteristics, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may differ based on these variables.

Methodology used

At June 30, 2016, investment properties were valued by applying the comparative analysis methodology adjusted by its related characteristics:

(i)	The valuation relied, among other, on the following information: (i) location of farms, (ii) total area and its related percentages of opening and use;
(ii)

The market value of farms corresponds to the portion of bare land, payable in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was considered in the assessment of prices;

(iii)

The value of land for agriculture, in the surveyed region, was determined by reference to the price of soybean bag. The unit value of the farms for sale (market researches) was obtained based on soybean bags per hectare. Accordingly, the amount in reais (R$) of the property varies depending on the soybean price; and

(iv)

The soybean price considered at Jun 30, 2016, was R$57.10 and R$55.80 for the regions of Barreiras, State of Bahia, and R$56.36 for the regions of Alto Taquari and Mineiros, States of Goiás and Mato Grosso, respectively. This amount represents an average of the amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag.

(d)                Deferred income tax

The Company recognizes deferred income tax assets and liabilities, as described in Note 15, on the temporary differences between the carrying amount and the tax basis of assets and liabilities using statutory rates. The Company regularly assesses if the deferred income tax assets recognized are recoverable, considering the taxable profit generated in the past as well as the expected future taxable profit, in accordance with a technical feasibility study performed by the Company.

4.                  Financial risk management

4.1.             Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalents, marketable securities, trade accounts receivables, accounts receivable from the sale of farms, trade accounts payable, accounts payable for the purchase of farms, loans and financing and derivative instruments.

Certain Company’s operations expose it to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Company also enters into derivative financial instruments, used to hedge its exposures with respect to crops or with respect to assets and liabilities recognized in the balance sheet, depending on the nature of the specific operation.

Excluding derivative financial instruments, fair value is basically determined using the discounted cash flow method. The amounts recorded under current assets and liabilities are either highly liquid or mature within twelve months, as such their carrying value approximates their fair value.

4.2.              Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company’s policies with respect to transactions with financial instruments, which have been approved by the Board of Directors, are as follows: (i) Investment Policy which provides guidelines with respect to Company’s investment of cash, considering the counterparty risk, the nature of instruments and liquidity, among others; (ii) Derivative financial instrument policy which provides guidelines to manage the Company’s exposures to currency risk, interest rate and index risks, and agricultural commodities price risk, always linking the derivative financial instrument to the asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or the Derivative financial instrument Policy including hedge against future cash flows with respect to future production of commodities.

(a)                Cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and accounts payable. The amounts recorded approximate their estimated fair value.

(b)                Loans and financing. The book value of loans and financing denominated in reais have its interest rates either fixed or based on the variation of TJLP (Long Term Interest Rate), SELIC (Special System of Clearance and Custody Rate) and exchange rate and approximates their fair value. The Executive Officers report the transactions entered into at the Board of Directors’ meetings.

4.3.              Analysis of risk exposure of financial assets and liabilities

(a)                Currency risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in exchange rates, which reduces the nominal amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell products existing in inventories or agricultural products not yet harvested when sales are made at prices to be fixed at a future date, prices which vary depending on the exchange rate.

(b)                Interest rate and index risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the interest rates or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by inflation, such as the IGP-M rate (“FGV”).

(c)                Agricultural commodities price risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the market prices of agricultural products.

4.4.              Objectives and strategies of risk management and of use of derivative instruments

The Executive Board is responsible for managing financial risks, and evaluates the Company’s exposure to foreign currency risk, interest rate and index risk and agricultural commodities price risk with respect to assets, liabilities and transactions of the Company. Considering the exposure to such risks, Company management evaluates the convenience, cost and availability in the market of derivative financial instruments which allow the Company to mitigate such risks. After such assessment, the Executive Board decides whether to enter into derivative financial instruments within the parameters previously approved in the Policies referred to above, and reports it in the Board of Directors’ meetings.

4.5.              Risks related to operating strategy

The use of derivative instruments as an economic hedge reduces the risks of changes in cash flows arising from risks such as foreign currency, interest rate and price index and agricultural commodities prices, currently soybean and corn.

However the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of different factors, such as, among others, differences between the contract dates, the maturity and settlement dates, or differences in “spreads” on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps. In the case of the derivative financial instruments strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

In the case of the strategy to hedge forecasted sales of soybean or to hedge accounts payable/receivable, which are susceptible to changes commodity prices, differences may arise due to additional factors, such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets in which soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which derivative financial instruments were contracted, the Company will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

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

4.6.              Controls over the use of derivative financial instruments

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

4.8.              Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded on stock exchanges (BM&F BOVESPA and Chicago Board of Trade) is determined based on the quoted prices at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and indices derivatives) are marked to market by the own investment fund in accordance with the specific rules applicable for investment funds using market curves observed in the Futures and Commodities Exchange (BM&F) or in Cetip S.A.

The following are specific methodologies used to determine the fair value of derivative financial instruments entered into by the Company:

•        Derivative financial instruments of agricultural commodities - The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available on the Chicago Board of Trade (CBOT).

•        Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate, BM&F Bovespa, Cetip, local banks, in addition to information sent by the operation counterparty.

(a)                 Sensitivity analysis

Management identified for each type of derivative financial instrument the conditions for variation in foreign exchange rates, interest rates or commodities prices which may generate loss on assets and/or liabilities which is being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 different scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2016, as reference for scenarios probable for next 12 months, I, II, III and IV a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

The preparation of the probable scenario took into consideration the market prices of each one of the reference assets of derivative instruments held by the Company at year end. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

	2016
		Devaluation in reais R$		Appreciation in reais R$
	Probable scenario	Scenario I – 25%	Scenario II – 50%	Scenario III + 25%	Scenario IV + 50%
Soybean – R$ / bag – August 2016 (CBOT)	83.10	62.32	41.55	103.87	124.65
Soybean – R$ / bag – November 2016 (CBOT)	81.61	61.21	40.81	102.02	122.42
Soybean – R$ / bag – July 2017 (CBOT)	76.80	57.60	38.40	96.00	115.20
U.S. dollar – August 1, 2016	3.24	2.43	1.62	4.05	4.86
U.S. dollar – August 22, 2016	3.26	2.45	1.63	4.08	4.89
U.S. dollar – July 29, 2016	3.24	2.43	1.62	4.05	4.86
	2015
		Devaluation in reais R$		Appreciation in reais R$
	Probable scenario	Scenario I – 25%	Scenario II – 50%	Scenario III + 25%	Scenario IV + 50%
Soybean – R$ / bag – July 2015 (CBOT)	74.73	56.05	37.37	93.41	112.10
Soybean – R$ / bag – July 2016 (CBOT)	71.76	53.82	35.88	89.70	107.64
Corn – R$ / bag – December 2015 (CBOT)	32.76	24.57	16.38	40.93	49.12
U.S. dollar – July 1, 2015	3.10	2.33	1.55	3.88	4.66
U.S. dollar – August 1, 2015	3.14	2.35	1.57	3.92	4.70
U.S. dollar – August 21, 2015	3.16	2.37	1.58	3.95	4.74
U.S. dollar – September 15, 2015	3.19	2.39	1.59	3.98	4.78

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators remain unchanged. Estimated amounts below can significantly differ from amounts eventually settled.

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s loans and receivables. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

		Current			Scenario - Probable		Scenario I – Possible		Scenario II - Remote		Scenario I - Possible		Scenario II – Remote
(*) Annual average rates		At June 30, 2016			-	-	Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Details	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate
Investment	CDI	132,105	-	14.13%	1,034	13.35%	(4,408)	10.01%	(8,816)	6.67%	4,408	16.68%	8,816	20.02%
Marketable securities	CDI	49,703	-	14.13%	389	13.35%	(1,659)	10.01%	(3,317)	6.67%	1.659	16.68%	3,317	20.02%
Investment	USD	5,893	1,836	3.21	604	3.54	(1,624)	2.65	(3,249)	1.77	1.624	4.42	3,249	5.31
Total cash, cash equivalents and marketable securities		187,701	1,836		2,027		(7,691)		(15,382)		7.691		15,382
Financing for Bahia Project.	TJLP	(20,396)	-	7.50%	-	7.50%	382	5.63%	765	3.75%	(382)	9.38%	(765)	11.25%
Financing for Bahia Project.	SELIC	(6,271)	-	14.15%	50	13.35%	209	10.01%	419	6.67%	(209)	16.68%	(419)	20.02%
Financing for Machinery and Equipment – FINAME	TJLP	(113)	-	7.50%	-	7.50%	2	5.63%	4	3.75%	(2)	9.38%	(4)	11.25%
Financing for sugarcane	TJLP	(1,773)	-	7.50%	-	7.50%	33	5.63%	66	3.75%	(33)	9.38%	(66)	11.25%
Total financing		(28,553)	-		50		626		1,254		(626)		(1,254)
Payable for purchase of farms	IGPM	(22,261)	-	14.13%	174	13.35%	743	10.01%	1,486	6.67%	(743)	16.68%	(1,486)	20.02%
Total acquisitions payable		(22,261)	-		174		743		1,486		(743)		(1,486)
Araucária Farm	Bags of soybean	14,411	225,000	76.40	-	76.40	(3,603)	57.30	(7,206)	38.20	3,603	95.50	7,206	114.60
Araucária II Farm	Bags of soybean	1,930	25,325	77.89	-	77.89	(483)	58.42	(965)	38.95	483	97.37	965	116.84
Total receivables from sale of farms		16,341	250,325		-		(4,086)		(8,171)		4,086		8,171
Derivatives, net (Note 6)	Soybean	(5,163)	(605,517)	(a)	-	(a)	6,631	(a)	18,425	(a)	(16,956)	(a)	(28,749)	(a)
Derivatives, net (Note 6)	USD	1,915	24,189	(a)	-	(a)	(17,718)	(a)	(37,349)	(a)	21,543	(a)	41,174	(a)
Margin – Derivatives	USD	1,664	519	3.21	171	3.54	(459)	2.65	(917)	1.77	459	4.42	917	5.31
Margin – Derivatives	CDI	17,000	-	14,13%	133	13.35%	(567)	10.01%	(1,135)	6.67%	567	16.68%	1,135	20.02%
Margin – Derivatives	SELIC	2,525	-	14,15%	(20)	13.35%	(84)	10.01%	(169)	6.67%	84	16.68%	169	20.02%
Total derivatives		17,941			284		(12,197)		(21,145)		5,697		14,646
Receivables – Cresca	USD	44,363	13,824	3.21	4,548	3.54	(12,228)	2.65	(24,455)	1.77	12,228	4.42	24,455	5.31
Cresud	USD	529	165	3.21	54	3.54	(146)	2.65	(292)	1.77	146	4.42	292	5.31
Total related parties		44,892	13,989		4,602		(12,374)		(24,747)		12,374		24,747

(*)   SOURCE Risks: Bloomberg

(a)    For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.

(b)                 Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable from the sale of sugarcane, grains, and from the leasing of land.

To reduce credit risk in commercial transactions, the Company adopts the practice of defining credit limits in which it analyzes factors such as: the counterparty’s history, history of its business, commercial references and Credit Protection Institution (Serasa). The Company also constantly monitors the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

(c)                 Liquidity risk

The prudent management of liquidity risk implies the maintenance of sufficient cash and marketable securities to comply with its financial commitments, due to the mismatch of terms or volume between the estimated amounts receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by Santander S.A. Bank. The fund has a clear investment policy, with limits to risk concentration in the corresponding investments.

The table below shows the Company’s financial liabilities by maturity. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2016 and 2015 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

	Note	Less than one year	From one to two years	From three to five years	Above five years	Total
Financial liabilities
At June 30, 2016
Trade payables	13	12,073	—	—	—	12,073
Financial instruments derivatives	6	2,165	4,392	—	—	6,557
Loans and financing	14	51,615	15,875	32,355	—	99,845
Payables for purchase of farms	12	22,261	—	—	—	22,261
Transactions with related parties	26	536	—	—	—	536
At June 30, 2015
Trade payables	13	5,545	—	—	—	5,545
Financial Instruments derivatives	6	5,655	1,67	—	—	7,325
Loans and financing	14	50,900	15,973	14,659	28,547	110,079
Payables for purchase of farms	12	48,840	—	—	—	48,84
Transactions with related parties	26	480	—	—	—	480

4.9.              Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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

According to the following table, the Company presents net debt of loans, acquisitions payable and trade accounts payables.

	2016	2015
Total loans and financing (Note 14)	99,845	110,079
Total payables for purchase of farms (Note 12)	22,261	48,840
Total trade accounts payables (Note 13)	12,073	5,545
	134,179	164,464

Less: cash and cash equivalents (Note 5.1)	(54,204)	(75,620)
Less: marketable securities (Note 5.2)	(133,912)	(274,726)
	(188,116)	(350,346)

Net debt	(53,937)	(185,882)
Total equity	686,015	752,106
Financial leverage	—	—

On June 30, 2016 and 2015, the Company has no financial leverage. Net debt of loans is managed at consolidated level.

4.10.           Hierarchy of fair value and financial instruments by category

The carrying amount (less impairment) of trade accounts receivable and payables approximate their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows at the current market interest rate that is available for similar financial instruments.

The Company adopted IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•         Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•         Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•         Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

The following table presents the Company’s main assets and liabilities that are measured at fair value, as well as the level of hierarchy:

		June 30, 2016				June 30, 2015
Consolidated	Note	Loans and receivables	Designated at fair value through profit or loss	Total	Fair value Level 2	Loans and receivables	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2
Assets
Current
Cash and cash equivalents	5.1	-	47,891	47,891	47,891	63,060	-	-	63,060	63,060
Marketable securities	5.2	-	113,559	113,559	113,559	-	69,300	203,958	273,258	273,258
Trade accounts receivable, net	7	16,598	-	16,598	16,598	27,816	-	-	27,816	27,816
Receivable from sale of farm, net	7	-	1,930	1,930	1,930	-	-	18,212	18,212	18,212
Derivatives financial instruments (c)	6	-	24,497	24,497	3,309	-	-	13,498	13,498	13,498

Non-current
Marketable securities	5.2	-	20,353	20,353	20,353	1,468	-	-	1,468	1,468
Trade accounts receivable, net	7	-	-	-	-	394	-	-	394	394
Receivable from sale of farm	7	-	14,411	14,411	14,411	-	-	22,408	22,408	22,408
Derivatives financial instruments (c)	6	-	-	-	-	-	-	408	408	408
Transactions with related parties	26	44,363	-	44,363	44,363	39,060	-	-	39,060	39,060
Total		60,961	222,641	283,602	262,414	131,798	69,300	258,484	459,582	459,582

		June 30, 2016				June 30, 2015
Consolidated	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payables		––	12,073	12,073	12,073	––	5,545	5,545	5,545
Loans and financing (a)	14	––	49,108	49,108	49,108	––	47,525	47,525	47,525
Financial lease sugarcane crop - Partnership III (b)	14	2,507	––	2,507	––	3,375	––	3,375	––
Derivatives financial instruments (c)	6	2,165	––	2,165	355	5,655	––	5,655	5,655
Payables for purchase of farms	12	––	22,261	22,261	22,261	––	48,840	48,840	48,840

Noncurrent
Loans and financing (a)	14	––	44,964	44,964	44,964	––	54,978	54,978	54,978
Financial lease sugarcane crop - Partnership III (b).	14	3,266	––	3,266	––	4,201	––	4,201	––
Derivatives financial instruments (c)	6	4,392	––	4,392	––	1,670	––	1,670	1,670
Total		12,330	128,406	140,736	128,761	14,901	156,888	171,789	164,213

(a)    The carrying amount of loans and financing in the financial statements, approximates the fair value since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b)   The finance lease is measured at fair value in Level 3.

(c)    The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above.

5.                   Cash and cash equivalents and marketable securities

5.1.              Cash and cash equivalents

	Interest - CDI*	2016	2015
Cash and banks	––	6,313	12,56
Repurchase agreements	75% to 102.50%	40,417	26,302
Bank deposit certificates	90% to 104.70%	7,474	36,758
		54,204	75,620

*      Brazilian Interbank Deposit Certificate Rate

The Company has R$5,893 (R$8,974 at June 30, 2015), of bank balances denominated in U.S. dollars which do not bear any interest.

5.2.              Marketable securities

	2016	2015
Non-exclusive investment fund shares (a)	—	69,300
Restricted financial investments (a)	49,703	203,958
Variable income investments	21,670	—
Bank deposit certificates (c)	10,058	—
Treasury financial bills	32,128	—
Total current	113,559	273,258
Bank deposit certificates (c)	8,087	—
Banco do Nordeste (BNB) (b)	12,266	1,468
Total non-current	20,353	1,468
Marketable securities	133,912	274,726

(a)    Refers to short term investment in connection with the sale of Cremaq Farm, whose release is subject  to the fulfillment of certain precedent contractual provisions, of routine nature, as described in Note 7.e.

(b)   Securities in BNB refer to time deposits in Brazilian banks pledged as guarantee for financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019.

(c)    Amounts invested bear interest based on a percentage of CDI, which varied from 99.50% to 102.50% as of June 30, 2016.

The exclusive investment fund FIM Guardian, managed by Santander S.A. bank has the following breakdown as of June 30, 2016 and June 30, 2015:

		2016	2015

Treasury financial bills (a)		32,128	12,694
Fixed income investment funds		—	69,300
Variable income investments		21,670	—
Repurchase agreements		21,674	1,718
Bank deposit certificates		7,472	27,547
Derivatives financial instruments		18,711	(3,152)
Other		(18)	(12)
	(b)	101,637	108,095

(a)    Of total investments related to margin deposits provided as collateral for derivative transactions contracted by the Fund, the amount of R$2,525 refers to Financial Treasury Bills (Letras Finaceiras do Tesouro) and R$17,000 refers to CDBs at June 30,2016 (R$12,694 LFTs at June 30, 2015). In the consolidated financial statements the related amount was reclassified to the heading “Operations with derivatives” in current assets according to Note 6.

(b)   As of June 30, 2016, the amount of R$101,637 (R$108,095 at June 30, 2015) comprises R$67,555 (R$87,197 at June 30, 2015) invested by BrasilAgro and R$34,082 (R$20,898 at June 30, 2015) invested by other companies of the group.

6.                   Derivatives financial instruments

				June 30, 2016
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Notional (‘000)	Position short (long)	Unit
Currency US$	August-16	BM&F	BM&F	––	(1,039)	34,750	––	US$
Currency US$	August-16	Options	BM&F	581	(355)	(6,500)	––	US$
Currency US$	August-16	NDF	Banks	314	––	(489)	––	US$
Currency US$	July-16	NDF	Banks	1,151	––	(1,786)	––	US$
Currency US$	July-16	NDF	Banks	1,263	––	(1,786)	––	US$

		Current		3,309	(1,394)	24,189	––	US$
		Non-current		––	––	––	––	US$
		Total risk with currency US$		3,309	(1,394)	24,189	––	US$

Soybean CBOT	November-16	Futures Soybean	Trading Companies/Banks/CBOT	––	(281)	––	(106,589)	bags
Soybean CBOT	August-16	Futures Soybean	Trading Companies/Banks/CBOT	––	(490)	––	(24,946)	bags
Soybean CBOT	July-17	Futures Soybean	Trading Companies/Banks/CBOT	––	(4,392)	––	(473,982)	bags

		Current		––	(771)	––	(131,535)	bags
		Non-current		––	(4,392)	––	(473,982)	bags
		Total risk with commodities		––	(5,163)	––	(605,517)	bags
		Total risk		3,309	(6,557)	24,189	(605,517)
			Margin value	21,188	––

			Current	24,497	(2,165)
			Non-current	––	(4,392)
			Net result from Derivatives (Note 22)	116,197	(110,228)

				June 30, 2016
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Notional (‘000)	Position short (long)	Unit
Currency US$	August-15	BM&F	BM&F	––	(424)	19.000	––	US$
Currency US$	July-15	NDF	Banks	––	(1,466)	(2,280)	––	US$
Currency US$	August-15	NDF	Banks	––	(228)	(700)	––	US$
Currency US$	September-15	NDF	Banks	––	(283)	1,567	––	US$
Currency US$	July-16	Options	Banks	––	(1,034)	(4,200)	––	US$

		Current		––	(2,401)	17,587	––	US$
		Non-current		––	(1,034)	(4,200)	––	US$
		Total risk with currency US$		––	(3,435)	13,387	––	US$

Soybean CBOT	July-15	Futures Soybean	Trading Companies/Banks/CBOT	––	(1,126)	––	(308,429)	bags
Soybean CBOT	June-16	Futures Soybean	Trading Companies/Banks/CBOT	––	(1,676)	––	(544,286)	bags
Corn CBOT	November-15	Futures Corn	Trading Companies/Banks/CBOT	135	(452)	––	-	bags
Soybean CBOT	July-16	Options	Trading Companies/Banks/CBOT	408	(636)	––	(136,071)	bags

		Current		135	(3,254)	––	––	bags
		Non-current		408	(636)	––	––	bags
		Total risk with commodities		543	(3,890)	––	––	bags
		Total risk		543	(7,325)	13,387	(988,786)
			Margin value	13,363

			Current	13,498	(5,655)
			Non-current	408	(1,670)
			Net result from Derivatives (Note 22)	52,340	(39,939)

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

7.                   Trade accounts receivable

	2016	2015
Sale of sugarcane (c)	15,085	9,868
Sale of grains (d)	1,043	17,468
Lease of land	813	535
Sale of machinery	820	811
Sale of farms (e)	1,930	21,212
	19,691	49,894
Allowance for doubtful accounts (a)	(1,163)	(3,866)

Total current	18,528	46,028

Sale of machinery	––	394
Sale of farms (e)	14,411	22,408
Total non-current	14,411	22,802

(a)                 Changes in the allowance for doubtful accounts

2015
At June 30, 2014	1,053
Accrual of provision	4,250
Write-off or reversal	(1,437)
At June 30, 2015	3,866

Accrual of provision	297
Write-off or reversal	(3,000)
At June 30, 2016	1,163

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is set up by means of default analysis, individually by client, and the amounts included in the allowance are written-off when these amounts are no longer expected to be recovered.

(b)                 Breakdown of receivables by maturity

	2016	2015
Falling due:
Up to 30 days	10,725	9,195
31 to 90 days	1,953	21,235
91 to 180 days	328	954
181 to 360 days	5,404	14,160
Over 361 days	14,411	22,802
Past due:
Up to 30 days	80	484
31 to 90 days	38	—
91 to 180 days	246	7
181 to 360 days	50	8
Over 361 days	867	3,851
	34,102	72,696

(c)                 Sale of sugarcane

The Company has a sugarcane supply agreement with the company Brenco - Companhia Brasileira de Energia Renovável, and credit risks are assessed in accordance with the internal policy as presented in Note 4.8b.

(d)                 Sale of grains

For the years ended June 30, 2016 and 2015, the receivables refer mainly to the sale of corn and soybean to Bunge, Cargill Agrícola, ADM do Brasil and Amaggi.

(e)                 Receivables from sale of farms

Total amounts sold, collected and receivables from sale of farm are as follows:

	Cremaq	Araucária I	Araucária II	São Pedro	Horizontina	Consolidated
At June 30, 2014	16,986	13,241	26,709	7,816	3,000	67,752
Sale amount	266,550	––	––	––	––	266,550
Receipts	(283,110)	(10,643)	(9,000)	(5,513)	––	(308,266)
Restatement of nominal value	4,419	1,511	5,252	2,139	––	13,321
PVA realization	1,620	389	1,676	578	––	4,263
ADA *	––	––	––	––	(3,000)	(3,000)
At June 30, 2015	6,465	4,498	24,637	5,020	––	40,620
Receipts	(10,462)	(3,450)	(14,830)	(5,513)	––	(34,255)
Restatement of nominal value	3,072	513	1,577	(38)	––	5,124
PVA realization	925	369	3.027	531	––	4,852
At June 30, 2016	––	1.930	14.411	––	––	16,341

* ADA – Allowance for doubtful accounts

On May 19, 2015, the Company recognized through the sale of Cremaq farm the amount of R$266,000. From the total amount collected, R$49,703 (Note 5.2) is held in marketable securities up to its release, until the following conditions are met:

- Registration of deed for 6,020 hectares;

- Filing of petition for dismissal of suit for maintenance of ownership.

8.                   Inventories

	2016	2015
Soybean	6,156	15,744
Corn	249	6,182
Other harvests	959	38
Agricultural products	7,364	21,964
Raw materials	10,833	5,442
Advance to suppliers	4,216	4,819
	22,413	32,225

The amounts of inventories of agricultural products are disclosed net of the provision below, as presented below:

8.1.              Adjustment to recoverable value of inventories of agricultural products

At June 30, 2014	(1,644)
Provision for recoverable value of agricultural products, net	(3,038)
Realization as cost of sales	3,764
At June 30, 2015	(918)
Realization of recoverable value of agricultural products, net	659
Realization as cost of sales	255
At June 30, 2016	(4)

9.                   Biological assets

	2016	2015
Production cattle (a)	5,241	––
Grain plantation	––	1,624
Sugarcane plantation	39,289	29,245
Total	44,530	30,869

Current	––	1,624
Non-current	44,530	29,245

(a)    On June 14, 2016, the Company acquired 4,148 heads of production cattle for breeding and rearing, for R$5,241.

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

The area (hectares) to be harvested corresponding to biological assets is as follows:

	2016	2015
Grains	––	1,787
Sugarcane	28,018	27,909
	28,018	29,696

(a)    The sugarcane area considered above refers to the total to be collected in all future harvests, considered in the cash flow to calculate the fair value of biological assets. This area includes a total of 4,263 hectares leased from Brenco, according to the agreement signed on May 8, 2015.

Changes in agricultural activity

	Current	Non-current
	Grains	Sugarcane
At June 30, 2014	1,421	31,202
Expenditures with plantation	102,671	3,837
Expenditures with tilling	––	41,361
Lease contract Brenco	––	7,707
Fair value variation	5,734	4,054
Harvest of agricultural produce	(108,202)	(58,916)
At June 30, 2015	1,624	29,245
Expenditures with plantation	68,355	7,726
Expenditures with tilling	––	57,528
Lease contract Brenco	––	––
Fair value variation	(32,165)	23,447
Harvest of agricultural produce	(37,814)	(78,657)
At June 30, 2016	––	39,289

Fair value hierarchy

	Amount	Fair value
Agricultural products	39,289	Level 3
Cattle (a)	5,241	Level 2

(a)    Heads of cattle acquired amounted to 4,148, at R$1,264 per head on average.

10.                Investment properties – noncurrent

At June 30, 2016	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2016	2015
Opening balance	202,447	13,084	61,745	277,276	11,071	288,347	334,803
Acquisitions	2,243	30	359	2,632	8,113	10,745	30,629
Disposals	—	—	—	—	(12)	(12)	(62,474)
Transfers	—	11,078	1,075	12,153	(12,153)	—	—
(-) Depreciation/amortization	—	(724)	(10,489)	(11,213)	—	(11,213)	(14,611)
Net book balance	204,690	23,468	52,690	280,848	7,019	287,867	288,347

At June 30, 2016
Total cost	204,690	29,342	126,501	360,533	7,019	367,552	356,819
Accumulated depreciation	—	(5,874)	(73,811)	(79,685)	—	(79,685)	(68,472)
Net book balance	204,690	23,468	52,690	280,848	7,019	287,867	288,347

Four farms owned by the Company are held as guarantee for loans and financing according to Note 14.

The fair value and related book value of the investment properties are as follows.

		Hectares				Fair Value		Book Value
Farm	State	2016	2015	Real State	Acquisition	2016	2015	2016	2015
Jatobá	Bahia	31,606	31,606	Jaborandi Ltda	mar-07	303,455	298,815	59,208	62,621
Alto Taquari	Mato Grosso	5,395	5,395	Mogno Ltda	aug-07	120,607	117,245	35,656	33,447
Araucária	Goiás	8,124	8,124	Araucária Ltda	apr-07	150,881	144,019	58,175	57,505
Chaparral	Bahia	37,183	37,183	Cajueiro Ltda	nov-07	262,747	256,919	77,898	76,872
Nova Buriti	Minas Gerais	24,211	24,211	Flamboyant Ltda	dec-07	31,967	29,654	22,006	22,014
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	sep-08	56,564	52,255	32,959	34,504
		124,318	124,318			926,221	898,907	285,902	286,963

The book value in 2016 of R$285,902 (R$286,963 in 2015) is not comparable to the amount in the investment property breakdown above, because such breakdown includes the improvements in the leased Farm Avarandado, which is not part of our owed Farms portfolio.

11.                Investments

(a)                 Changes in investments

	Green Ethanol	Cresca	Total
Changes in balance at June 30, 2014	53	50,316	50,369
Capital contribution	—	25,903	25,903
Share of loss in a joint venture	—	(4,355)	(4,355)
Effect from currency translation adjustment	—	27,865	27,865
Impairment of investment	(53)	—	(53)
Changes in balance at June 30, 2015	—	99,729	99,729
Share of loss in a joint venture	—	(511)	(511)
Effect from currency translation adjustment	—	3,737	3,737
Balance at June 30, 2016	—	102,955	102,955

(b)                 Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2016 and 2015 and the reconciliation with the book value of the investment in the consolidated financial statements considering the fair value adjustments on the acquisition date are presented below:

	2016	2015
Assets	300,583	287,857
Current	39,003	24,090
Cash and cash equivalents	4,957	471
Accounts receivable, inventories and other receivables	33,827	23,407
Bargain contract of purchase of land	219	212

Noncurrent	261,580	263,767
Accounts receivable	-	14,008
Investment properties	260,455	248,523
Other noncurrent	1,125	1,236

Liabilities	94,673	88,399
Current
Trade payables, taxes and loans	88,006	18,448
Noncurrent
Taxes and loans	6,667	69,951
Total net assets	205,910	199,458
Company’s interest in Cresca	50%	50%
Company’s interest in net assets at estimated fair value	102,955	99,729

	June 30, 2016	June 30, 2015
Net revenue	32,535	47,725
Cost of products sold	(20,672)	(36,081)
Selling expenses	(3,022)	(2,560)
Administrative expenses	(3,023)	(3,102)
Other expenses	(21)	(7)
Financial expenses	(7,727)	(7,384)
Loss before taxes	(1,930)	(1,409)
Income and social contribution taxes	-	-
Loss for the year	(1,930)	(2,490)
Company’s interest – 50%	(964)	(1,245)
Write-off of appreciation on sale of farm	-	(3,426)
Amortization of fair value adjustment at the acquisition date	453	316
Share of loss in a joint venture	(511)	(4,355)

12.                Payables for purchase of farms

	Index	2016	2015
Fazenda Alto Taquari Farm	*100% to CDI	-	29,023
Fazenda Nova Buriti Farm	**IGP-M	22,261	19,817
		22,261	48,840

References:

*CDI – Interbank Deposit Certificate Rate

**IGP-M – Market General Price Index

On September 17, 2015 the deed of Alto Taquari farm was drafted and, on the same date, the Company paid the acquisition amount. The parties agreed to a discount of R$2,277 on the amount payable by the Company, which ultimately paid R$27,394. The payment related to the purchase of the farm Nova Buriti is subject to the fulfillment of certain conditions by the sellers to obtain certain licenses. The cost of the farm is R$22,006 (Note 10).

13.                Trade accounts payables

At June 30, 2016 and 2015, trade accounts payable are as follows:

	2016	2015
Raw materials and services	5,521	5,238
Lease transactions with third parties	6,552	307
	12,073	5,545

14.                Loans and financing

	Bank	Final Maturity	Annual interest rates and charges – %	Guarantee	2016	2015
Current
Financing for agricultural costs	BNB/ Itaú	Jan-17	8.75 to 12.35	Chaparral Farm	35,087	25,595
Bahia Project Financing	BNB/ Itaú and HSBC	Jun-17	TJLP + 3.45 and 4.45/ SELIC + 3.45/ Pre 4.00 to 8.50	Jatobá IV, Chaparral III and Preferência Farms.	13,646	9,469
Working capital financing	Santander	Sept-15	83.48%CDI	-	-	5,066
Working capital financing (USD) (a)	Santander	Sept-15	1.6905	-	-	4,832
Financing of Machinery and Equipment FINAME	Itaú and Votorantim	Nov-16	TJLP + 6.50 to 8.70	Machinery and Equipment	114	943
Financing of sugarcane	Santander	Feb-17	TJLP + 3.00 to 4.40	Araucária Farm	261	1,620
Financial lease sugarcane crop – Partnership III	Brenco	Jun-17	6.92%	-	2,507	3,375
					51,615	50,900
Non-current
Financing of sugarcane	Santander	Feb-20	TJLP + 3.00 to 4.40	Araucária Farm	1,511	1,716
Financing of Machinery and Equipment FINAME	Itaú and Votorantim	Nov-16	TJLP + 6.50 to 8.70	Machinery and Equipment	-	113
Bahia Project Financing	BNB/ Itaú and HSBC	Oct-20	TJLP + 3.45 and 4.45/ SELIC + 3.45/ Pre 4.00 to 8.50	Jatobá IV, Chaparral III and Preferência Farms.	43,453	53,149
Financial lease sugarcane crop – Partnership III	Brenco	Nov-18	6.92%	-	3,266	4.201
					48,230	59,179

Loans and financing					99,845	110,079

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNDES – Banco Nacional de Desenvolvimento

BNB – Banco do Nordeste do Brasil

(a)    Financing in U.S. dollars and stated in reais

Changes in loans and financing during the year ended June 30, 2016 are as follows:

At June 30, 2015	Previous balance	Proceeds	Payment of principal	Payment of interest	Interest accrued	Foreign exchange variation	PVA*	Final balance
Finance for agricultural costs	25,595	69,652	(58,559)	(3,193)	1,592	-	-	35,087
Bahia Project Financing (a)	62,618	1,914	(8,166)	(4,527)	5,260	-	-	57,099
Working Capital Financing	5,066	-	(5,000)	(371)	305	-	-	-
Working Capital Financing (USD)	4,832	-	(5,990)	(54)	131	1,081	-	-
Financing of Machinery and Equipment – FINAME	1,056	-	(937)	(40)	35	-	-	114
Financing of Sugarcane	3,336	-	(1,493)	(240)	169	-	-	1,772
Financial Lease - Sugarcane Crop - Partnership III	7,576	-	(2,125)	-	-	-	322	5,773
At June 30, 2016	110,079	71,566	(82,270)	(8,425)	7,492	1,081	322	99,845

*Present Value Adjustment

a)     Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. At June 30, 2016 and 2015, the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

15.                Income and social contribution taxes

15.1.           Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is calendar year, which is different from that adopted by the Company for the preparation of its consolidated financial statements, which ends June 30 of each year.

The changes in deferred income tax and social contribution tax assets and liabilities for the periods ended June 30, 2016 and 2015 and without taking into consideration offsetting of balances in the same tax jurisdiction, are as follows:

	2016	2015
Assets
Non-Current
Tax loss carryforwards (NOL)	63,278	46,950
Contingency, provision for bad debts and bonuses	8,205	6,794
Hedge	827	1,234
Provision for onerous contracts, loss on sale of PPE – useful life	448	448
Difference in the cost of farms	170	170
	72,928	55,596
Liabilities
Non-Current
Biological assets	1,330	1,039
Provision of residual value and useful life of PPE assets	1,180	1,607
Accelerated depreciation of assets for rural activity	14,065	9,813
	16,575	12,459
Net balance	56,353	43,137

Deferred tax assets are expected to be realized as follow:

2016
2017	6,000
2018	6,390
2019	5,223
2020	6,705
2021	8,833
2022 to 2025	39,777
72,928

15.2.           Income and social contribution taxes expenses

	2016	2015	2014
Income (loss) before income and social contribution taxes	13,354	190,571	(28,923)
Combined nominal rate of income tax and social contribution taxes-%	34%	34%	34%
	(4,540)	(64,794)	9,834
Equity method	(174)	(1,481)	(240)
Management bonus	(1,524)	(1,789)	(1,674)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue(*)	3,931	60,123	8,345
Other permanent additions	(475)	(1,820)	(704)
Income and social contribution taxes for the year	(2,782)	(9,761)	15,561
Current	(15,998)	(9,344)	(2,777)
Deferred	13,216	(417)	18,338
	(2,782)	(9,761)	15,561
Effective rate	-21%	-5%	-54%

(*)   For some of our subsidiaries, income tax is determined based on the regime whereby profit is computed as a percentage of gross revenue “lucro-presumido”, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% from sale of farms and 100% for other earnings). These results effectively in taxing the profit of subsidiaries at rate a lower rate than if income and social contribution tax was based on actual taxable profits.

16.                Equity

(a)                 Capital (number of shares)

Shareholder	2016	2015
Cresud S.A.C.I.F.Y.A	23,150,050	23,150,050
Board of Directors	600	6,562,500
Executive Board	130,789	4,100
Officers	131,389	6,566,600
Treasury	3,344,211	20,000
Free floating	31,600,950	28,489,950
Total shares of paid up capital	58,226,600	58,226,600
Total outstanding shares	31,600,950	28,489,950
Outstanding shares as percentage of total shares (%)	54	49

At June 30, 2016 and 2015, the Company’s authorized and paid up capital amounted to R$584,224. The Company is authorized to increase its capital, without amending its statutes, up to the limit of R$3,000,000, subject to the Board of Directors approval.

(b)                 Subscription warrants

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

Subscription warrants of the first issue grant their holders, as from the dates on which they become exercisable, the right to subscribe the shares issued by the Company through the payment of the price per share used in the initial public offering, subject to certain restatement and adjustment rules. The subscription warrants of the first issue were issued in three series, which differ solely as to the date on which the right to subscribe the shares granted by them start.

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

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares. The detailed information of the second issue market value of these subscription warrants is shown in the table below:

	Second tranche
BrasilAgro	2016	2015
Price of share	11.97	11.15
Maturity (years)	15	15
Maturity date (day/month/year)	27/04/2021	27/04/2021
Exercise price at year end—R$/share	18.20	16.72
Number of outstanding shares	58,226,600	58,226,600
Percentage limit of capital shares to be issued upon exercise (percentage of new capital)—%	20	20
Number of shares to be issued upon exercise	356,984	26,366
Number of outstanding warrants	256,000	256,000

(c)                 Stock option plan – stock option

The information on the stock option plan and issue of new grants are described in Note 20.

(d)                 Legal reserve and reserve for investment and expansion

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

(e)                 Dividends

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

	2016	2015	2014
Profit (loss) for the year	10,572	180,810	(13,362)
(-) Absorption of accumulated losses	-	(10,988)	2,374
Adjusted income (loss) at end of year	10,572	169,822	(10,988)

(-) Constitution of legal reserves (5% of net income)	(529)	(8,491)	-
Adjusted net income	10,043	161,331	-

(-) Minimum mandatory dividends - 25% of adjusted net income	(2,510)	(40,333)	-
(-) Proposed additional dividends - 75% in 2016 (25% in 2015) of adjusted net income to be paid subsequently	(7,533)	(40,333)	-

Proposed dividends – 100% in 2016 (50% in 2015) of adjusted net income	(10,043)	(80,666)	-

Constitution of reserve for investments and expansion	-	80,665	-

Dividend per share (R$)	0.18	1.39	-

During the year ended June 30, 2016, the Company paid dividends corresponding to the fiscal year ended June 30, 2015 in the amount of R$80,665. At June 30, 2016, the Company has dividends totaling R$2,532, of which R$21 refers to dividends of prior years.

(f)                  Other comprehensive income (loss)

At June 30, 2016, the effects from foreign exchange rate variation arising from the translation of  Cresca’s financial statements for the year amounted to R$3,737 (R$27,865 in 2015), and the accumulated effect amounted to R$40,005 (R$36,268 in 2015).

(g)                 Treasury shares

On June 25, 2015, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease. Changes in the repurchase plan in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2014	195,800	1,934
Acquisitions	20,000	224
Cancellations	(195,800)	(1,934)
Transfers	-	-
At June 30, 2015	20,000	224
Acquisitions	3,557,900	39,653
Cancellations	-	-
Transfers	-	-
Transfer to the Executive Board – Stock option plan (Note 20)	(233,689)	(2,674)
At June 30, 2016	3,344,211	37,203

17.                Segment information

Segment information is presented consistently with the internal report provided by the main operating decision maker that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

Segment information is based on information used by BrasilAgro Executive Board to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has five segments, namely: (i) real estate, (ii) grains, (iii) sugarcane, (iv) cattle raising and (v) other. The operating assets related to these segments are located only in Brazil. The main activity of the grains segment is the production and sale of soybean and corn.

The Sugarcane segment includes the sale of the raw product. The Real Estate segment presents the Profit and Losses from operations carried out in the Company’s subsidiaries. The cattle raising segment consists of producing and selling beef calves after weaning, which characterizes the activity as breeding. The selected P&L, assets e liabilities information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	June 30, 2016
	Agricultural activity
	Total	Real estate	Grains	Sugarcane	Cattle raising	Other	Not allocated
Net revenue	147,128	—	59,372	83,628	—	4,128	—
Gain on sale of farms	—	—	—	—	—	—	—
Change in fair value of biological assets and agricultural products	(8,718)	—	(31,755)	23,447	—	(410)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	659	—	659	—	—	—	—
Cost of sales	(134,714)	—	(52,995)	(75,605)	—	(6,114)	—
Gross profit (loss)	4,355	—	(24,719)	31,470	—	(2,396)	—

Operating income (expenses)
Selling expenses	(2,732)	—	(2,680)	—	—	(52)	—
General and administrative expenses	(28,944)	—	—	—	—	—	(28,944)
Other operating income (expenses), net	2,812	—	—	—	—	—	2,812
Share of loss of a joint venture (ii)	(511)	—	—	—	—	—	(511)
Operating income (loss)	(25,020)	—	(27,399)	31,470	—	(2,448)	(26,643)

Financial income (expenses), net
Financial income	192,644	21,781	12,739	—	—	—	158,124
Financial expenses	(154,270)	(13,945)	(12,971)	—	—	—	(127,354)
Profit (loss) before income and social contribution taxes	13,354	7,836	(27,631)	31,470	—	(2,448)	4,127

Income and social contribution taxes (i)	(2,782)	(2,664)	9,395	(10,700)	—	832	355
Profit (loss) for the year	10,572	5,172	(18,236)	20,770	—	(1,616)	4,482

Total assets	853,529	355,076	10,242	58,375	5,773	1,791	422,272
Total liabilities	167,514	35,907	35,087	49,601	—	—	46,919

	June 30, 2016
	Agricultural activity
	Total	Real estate	Grains	Sugarcane	Cattle raising	Other	Not allocated
Net revenue	174,351	—	116,289	52,925	—	5,137	—
Gain on sale of farms	193,464	193,464	—	—	—	—	—
Change in fair value of biological assets and agricultural products	9,788	—	6,031	4,053	—	(296)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	(3,038)	—	(3,036)	—	—	(2)	—
Cost of sales	(170,489)	—	(112,714)	(52,799)	—	(4,976)	—
Gross profit (loss)	204,076	193,464	6,570	4,179	—	(137)	—

Operating income (expenses)
Selling expenses	(9,006)	(3,168)	(5,762)	—	—	(76)	—
General and administrative expenses	(29,360)	—	—	—	—	—	(29,360)
Other operating income (expenses), net	(3,422)	—	—	—	—	—	(3,422)
Share of loss in a joint venture (ii)	(4,355)	—	—	—	—	—	(4,355)
Operating income (loss)	157,933	190,296	808	4,179	—	(213)	(37,137)

Financial income (expenses), net
Financial income	122,552	5,099	15,693	—	—	—	101,760
Financial expenses	(89,914)	(6,338)	(17,598)	—	—	—	(65,978)
Profit (loss) before income and social contribution taxes	190,571	189,057	(1,097)	4,179	—	(213)	(1,355)

Income and social contribution taxes (i)	(9,761)	(7,347)	373	(1,421)	—	72	(1,438)
Profit (loss) for the year	(180,810)	181,710	(724)	2,758	—	(141)	(2,793)

Total assets	1,017,840	532,925	44,414	44,106	—	1,190	395,205
Total liabilities	265,734	111,458	25,595	10,912	—	—	117,769

	June 30, 2016
	Agricultural activity
	Total	Real estate	Grains	Sugarcane	Cattle raising	Other	Not allocated
Net revenue	131,314	—	91,645	38,235	—	1,434	—
Gain on sale of farms	21,845	21,845	—	—	—	—	—
Change in fair value of biological assets and agricultural products	1,092	—	2,059	(719)	—	(248)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	(2,043)	—	(2,040)	—	—	(3)	—
Cost of sales.	(138,535)	—	(98,529)	(34,790)	—	(5,216)	—
Gross profit (loss)	13,673	21,845	(6.865)	2,726	—	(4,033)	—

Operating income (expenses)
Selling expenses	(10,239)	(2,430)	(7,283)	—	—	(526)	—
General and administrative expenses	(30,378)	—	—	—	—	—	(30,378)
Other operating income (expenses), net	285	—	—	—	—	—	285
Share of loss in a joint venture (ii)	(704)	—	—	—	—	—	(704)
Operating income (loss)	(27,363)	19,415	(14,148)	2,726	—	(4.559)	(30,797)

Financial income (expenses), net
Financial income	40,051	714	8,556	—	—	—	30,781
Financial expenses	(41,611)	(3,439)	5,009	—	—	—	(33,163)
Profit (loss) before income and social contribution taxes	(28,923)	16,690	(10,601)	2,726	—	(4,559)	(33,179)

Income and social contribution taxes (i)	15,561	(1,039)	3,604	(927)	—	1,550	12,373
Profit (loss) for the year	(13,362)	15,651	(6,997)	1,799	—	(3,009)	(20,806)

Total assets	828,382	402,555	55,939	38,625	—	2,288	328,975
Total liabilities	244,476	112,805	46,901	2,985	—	—	81,785

(i)  The income and social contribution taxes of the real estate refer to the receipts from the sale of farm and leases.

(ii)  Refers to share of loss in our investment in Cresca. See Note 11.

The balance sheet accounts are mainly represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

18.                Revenues

	2016	2015	2014
Sales of grains	62,878	121,791	95,896
Sales of sugarcane	85,916	54,396	39,406
Lease	2,260	3,204	1,143
Other revenue	4,347	4,374	1,730
Gross operating revenue	155,401	183,765	138,175

Sales deductions	(8,273)	(9,414)	(6,861)
Taxes on sales	(8,273)	(9,414)	(6,861)
Net revenue	147,128	174,351	131,314

19.                Expenses by nature

	Cost of sales	Selling expenses	General and administrative	Total
Depreciation and amortization	21,211	—	746	21,957
Personnel expenses	7,320	—	19,135	26,455
Expenses with services provider	53,562	—	2,975	56,537
Leasing	7,385	—	788	8,173
Cost of agricultural products	41,924	—	—	41,924
Freight and storage	—	2,418	—	2,418
Allowance for doubtful accounts	—	(2,686)	—	(2,686)
Loss from receivables	—	3,000	—	3,000
Maintenance, travel expenses and other	3,312	—	5,300	8,612
At June 30, 2016	134,714	2,732	28,944	166,390

Depreciation and amortization	20,973	—	1,249	22,222
Personnel expenses	8,313	—	19,543	27,856
Expenses with services provider	46,829	—	4,077	50,906
Leasing	3,931	—	713	4,644
Cost of agricultural products	86,258	—	—	86,258
Freight and storage	—	6,686	—	6,686
Allowance for doubtful accounts	—	2,731	—	2,731
Onerous contracts	—	(579)	—	(579)
Sale of farm—commission	—	168	—	168
Maintenance, travel expenses and other	4,185	—	3,778	7,963
At June 30, 2015	170,489	9,006	29,360	208,855

Depreciation and amortization	20,313	—	1,118	21,431
Personnel expenses	6,377	—	19,589	25,966
Expenses with services provider	37,150	—	4,841	41,991
Leasing	4,363	982	698	6,043
Cost of agricultural products	66,721	—	—	66,721
Freight and storage	—	7,793	—	7,793
Allowance for doubtful accounts	—	(525)	—	(525)
Onerous contracts	—	579	—	579
Sale of farm—commission	—	1,410	—	1,410
Maintenance, travel expenses and other	3,611	—	4,132	7,743
At June 30, 2014	138,535	10,239	30,378	179,152

20.                Management compensation

The expenses associated with Management compensation are recorded in “General and administrative expenses” as follows:

	2016	2015	2014
Board of directors and executive board compensation	2,756	3,107	3,622
Bonuses	4,483	5,261	4,924
Global compensation	7,239	8,368	8,546
Grant of shares	—	82	816
	7,239	8,450	9,362

The global compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2016 in the amount of R$11,000, was approved at the Shareholders Annual General Meeting held on October 28, 2015.

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

The table below presents the information on the Program and assumptions used for valuation:

	Second grant	Third grant
Date of issuance	03/7/2012	04/09/2012
Exercise price (R$/share)	8.25	8.52
Quoted market price on grant date (R$/share)	7.69	8.50
Quoted market price at end of year	11.97	11.97
Free risk interest rate %	9.37	9.12
Contractual period for exercise	5 years	5 years
Expected dividend yield %	0.50	0.50
Volatility of shares in the market – %	41.62	40.50
Number of outstanding options	206,425	206,425
Number of options to be exercised	206,425	206,425
Estimated fair value on the grant date (R$/share)	3.60	4.08

The table below presents the changes in the stock option plan per granting:

	First grant	Second grant	Third grant	Total
Outstanding on July 1, 2014	301,848	260,952	260,952	823,752
Cancelled	—	—	—	—
Expired	(68,159)	(54,527)	(54,527)	(177,213)
Exercisable at June 30, 2015 (vested)	233,689	206,425	206,425	646,539
Cancelled	—	—	—	—
Exercised	(233,689)	—	—	(233,689)
Exercisable at June 30, 2016 (vested)	—	206,425	206,425	412,850

21.                Other income (expense), net~

	2016	2015	2014
Gain / loss on sale of fixed assets	33	(361)	(1,522)
Write-off of intangible asset - Cresca Agreement	—	(612)	—
Provisions for legal claims (a)	2,213	(111)	1,229
Farm Horizontina (b)	(500)	(1,240)	—
Alto Taquari Farm (Note 12)	2,277	—	—
Others	(1,211)	(1,098)	578
	2,812	(3,422)	285

(a)    Refers mainly to reversal of provision for INSS of foreign members of the Board of Directors (Note 24);

(b)   Payment related to judicial process of birthrights on a portion of Horizontina Farm;

22.                Financial income and expenses

	2016	2015	2014
Financial Income
Interest on marketable securities	39,509	9,325	9,484
Interest on receivables	5,506	4,637	2,635
Foreign exchange variation	8,933	14,720	6,011
Gain on remeasurement of receivables from sale of farms (i)	22,499	41,530	19,086
Realized profit from derivative transactions (Note 6)	77,448	24,204	—
Unrealized profit from derivative transactions (Note 6)	38,749	28,136	2,835
	192,644	122,552	40,051
Financial Expenses
Marketable securities charges	(9,884)	(66)	(180)
Bank charges	(1,405)	(1,674)	(762)
Interest accrued	(8,202)	(12,672)	(9,560)
Monetary variation	(3,164)	(4,190)	(3,442)
Foreign exchange variation	(8,738)	(8,139)	(5,688)
Loss on remeasurement of receivables from sale of farms (i)	(12,649)	(23,234)	(13,561)
Realized loss from derivative transactions (Note 6)	(72,675)	(6,468)	(6,699)
Unrealized loss from derivative transactions (Note 6)	(37,553)	(33,471)	(1,719)
	(154,270)	(89,914)	(41,611)
Financial income (expense), net	38,374	32,638	(1,560)

(i)     The amounts are presented net on the statement of cash flows.

23.                Earnings (loss) per share

	2016	2015	2014
Profit (loss) attributable to equity holders of the parent	10,572	180,810	(13,362)
Weighted average number of common shares issued (thousands)	58,227	58,233	58,292
Effect from dilution – shares	357	26	70
Antidilutive effect	—	—	(70)
Weighted average number of common shares issued adjusted by the dilution effect	58,584	58,259	58,292
Basic earnings per share	0.1816	3.1049	(0.2277)
Diluted earnings per share	0.1805	3.1036	(0.2277)

24.                Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company’s external legal advisors.

Probable likelihood of loss

At June 30, 2016, the Company recorded a provision of R$1,455 (R$3,684 at June 30, 2015) related to legal and administrative proceedings whose likelihood of loss was considered probable, as summarized below:

	Labor (a)	Tax (b)	Civil	Total

At June 30, 2014	582	2,388	603	3,573
Additions	203	2,093	1,240	3,536
Monetary restatement	67	877	—	944
Reversal/payments	(341)	(2,185)	(1,843)	(4,369)
At June 30, 2015	511	3,173	—	3,684

Additions	885	987	—	1,872
Monetary restatement	324	361	—	685
Reversal/payments	(577)	(4,209)	—	(4,786)
At June 30, 2016	1,143	312	—	1,455

(a)      Labor claims

At June 30, 2016, the Company and its subsidiaries, based on the opinion of its external legal advisors, recorded a provision for labor claims in the amount of R$1,143 in relation to labour claims filed by former employees and third parties.

(b)      Tax claims

At June 30, 2016, the Company recorded a provision for potential tax claims in the amount of R$312.

During the year ended June 30, 2016, management obtained new information about its exposure to potential tax claims related to social security contributions on the compensation paid by the Company to its Board of Directors members with foreign nationality, which includes the opinion of its legal counsel as well as the existence of favorable similar court precedents. Based on this new information, management believes that said compensation is not subject to the payment of social security contributions. As such, the Company reversed the provision was recorded in prior years for an amount of R$4,020.

Possible likelihood of loss

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings which are not provisioned, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2016	2015
Civil (a)	15,743	13,129
Tax (b)	8,848	9,275
Labor	705	808
Environmental	279	279
	25,575	23,491

(a)      Civil

At June 30, 2016, the Company and its subsidiaries are parties to civil claims in the amount of R$15,743 (R$13,129 at June 30, 2015) referring mainly to actions for damages and suits for declaratory judgment of nullity of legal transactions, among others.

(b)      Tax

At June 30, 2016, the Company and its subsidiaries are parties to legal and administrative tax proceedings in the amount of R$8,848 (R$9,275 at June 30, 2015), comprising mainly lawsuits related to  (i) partial approval of the credit from income tax losses carry forward; (ii) annulment of tax credit related to the monthly estimates of income taxes and social contribution for January 2012; and (iii) tax delinquency notices issued by the Tax Authority intended to collect tax credit.

Judicial deposits

	2016	2015
Labor	456	328
Tax	960	864
Environmental	4,838	4,507
Civil	123	112
	6,377	5,811

25.                Commitments

(a)                 Contracts of sugarcane supply between BrasilAgro and Brenco Companhia Brasileira de Energia Renovável

For the year ended June 30, 2016 sales of sugarcane production amounted to R$83.6 million, representing 57% of total revenue.

	June 30, 2016	June 30, 2015	June 30, 2014
	Amount R$	Amount R$	Amount R$
Gross revenue from sugarcane	85,916	54,396	39,406

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

(b)                 Lease agreement - Partnership (II)

	June 30, 2016	June 30, 2015	June 30, 2014
Lease agreement (Note 14)	2,150	307	294

This partnership agreement meets the definition of an operating lease. The payment will always be in kind (soybean grains), to be deposited until June 30 of each crop year. The quantity of bags to be paid may vary due to two variables: the productivity and the area effectively planted. According to the agreement, the minimum quantity to be paid in the long term would correspond to 479,181 bags, of which 59,898 bags of soybean in up to one year, 299,488 bags of soybean from one to five years and 119,795 bags of soybean with more than five years up to the end of the agreement.

(c)                 Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with Brenco Companhia Brasileira de Energia Renovável.

A rural subpartnership agreement was entered into to operate nine farms, in the state of Mato Grosso. The subpartnership starts on the date of execution and ends on  March 31, 2026. This partnership agreement meets the definition of an operating lease. The payment shall be always in kind (tons of sugarcane). According to this contract the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by Brenco Companhia Brasileira de Energia Renovável in the properties addressed by the subpartnership agreement described above. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável during the harvest period of the product. According to this contract the quantity to be paid in the long term corresponds to 82,118 tons of sugarcane, of which 33,588 tons in up to one year and, 48,530 tons from one to five years.

	June 30, 2016	June 30, 2015	June 30, 2014
Financial lease (sugarcane crop)	5,773	7,576	—

26.                Transactions with related parties

(a)                 The primary related party transactions are as follows:

	2016	2015
Current assets
Cresud (a)	1,065	856
	1,065	856
Noncurrent assets
Cresca (b)	44,363	39,060
	44,363	39,060
Current liabilities – trade accounts payable
Cresud (a)	536	480
	536	480

	2016	2015	2014
Statement of operations
Cresud (c)	—	(2,383)	1,194
Futures and options	(7)	(138)	(55)
	(7)	(2,521)	1,139

(a)    Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

(b)    Accounts receivable from Cresca for assumption of financing from the company Helmir – R$38,517, restated on the foreign exchange variation (US$) and interest of 12% p.a.; and intercompany loan receivable from Cresca granted on 12/23/2013 in the amount of R$5,846, with interest of 12% p.a. and indefinite maturity;

(c)    Financing fully repaid to Cresud – R$18,037, discounted at present value, maturing on 12/12/2014 restated on the foreign exchange variation (US$) and interest of 7.0% p.a.; acquisition of 50% interest in joint venture payable to Cresca – R$10,663 discounted at present value, maturity on 12/12/2014, restated on the foreign exchange variation (US$) and interest of 7.0% p.a..

Related party transactions are conducted during the normal course of business and under conditions agreed by the parties.

On June 30, 2016 and 2015, no allowance for loan losses involving related party transactions was necessary.

27.                Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2016:

Insurance type	Coverage - R$
Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	3,405
Fire/lightning/explosion/electrical damage (office)	600
Storage Silo (Chaparral Farm)	12,700
51,705

28.                Subsequent event

On October 5, 2016, we and our partner in Cresca agreed to put for sale all the land that Cresca currently owns or to split it between us within 120 days when the joint venture will be terminated.