Form 20-F
period 2017-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2017-10-26
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__

FORM 20-F

__

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

Ordinary shares, no par value	56,888,916

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

On June 30, 2017, the end of our last fiscal year, the exchange rate for Reais into U.S. dollars was R$3.3082 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2016, the selling rate was R$3.2098 to US$1.00. The selling rate was R$3.1026 to US$1.00 on June 30, 2015, R$2.2025 to US$1.00 on June 30, 2014, and R$2.2156 to US$1.00 on June 30, 2013, in each case, as reported by the Central Bank. The Real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2017 may not be indicative of future exchange rates. On September 30, 2017, the selling rate was R$3.1625 to US$1.00, as reported by the Central Bank. See “Item 3—Key Information—Exchange Rates” for information regarding exchange rates for the Real since June 30, 2013.

Financial Statements

We maintain our books and records in Reais. Our fiscal year is from July 1 of each year to June 30 of the following year. Our consolidated financial statements as of June 30, 2017, 2016 and 2015 and for  the years ended June 30, 2017, 2016 and 2015 have been audited.

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

In fiscal year ended June 30, 2017, we applied the amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 41, Agriculture (“IAS 41”), which changed the accounting requirements for biological assets that fall within the definition of “bearer plants.” The effects of the application of such amendments have been retroactively applied as of July 1, 2014. See Note 2.27.1 to the audited consolidated financial statements.

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

Market Information

The market information included herein concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Food Supply Company (Companhia Nacional de Abastecimento), or Conab, a state-owned company, the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, the U.S. Department of Agriculture, or USDA, the U.S. Food and Agriculture Organization, or FAO, the United Nations, and the Organization for Economic Cooperation and Development, or OECD, as well as from other public institutions and independent sources as indicated throughout this Annual Report. We believe that such information is true and accurate as of the date they were made, although we have not independently verified it.

Rounding

Some percentages and amounts included herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or any Public Company Accounting Oversight Board, or “PCAOB,” rules. that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis and any future audit rule promulgated by the PCAOB (unless the U.S. Securities and Exchange Commission, or the SEC, determines otherwise). We take advantage of the exemption to provide an auditor’s attestation report and may decide to rely on other exemptions in the future, such as compliance with certain PCAOB rules. We do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed US$1 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, (c) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period, or (d) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

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

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2017, 2016, 2015, 2014 and 2013, and for each of the five years ended June 30, 2017. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this Annual Report.

Effects of the adoption of the amendments to IAS 41 and IAS 16

In 2014, the IASB amended IAS 16 and IAS 41, which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of property, plant and equipment and under the scope of IAS 16, rather than other biological assets under the scope of IAS 41. However, the agricultural produce growing on bearer plants remains within the scope of IAS 41 and is measured at fair value less cost to sell. The amendments were applicable for our fiscal year ended June 30, 2017.

Our sugarcane plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” we effected the change in accounting policy retrospectively as of July 1,. 2014. Consequently, effective our fiscal year commencing on July 1, 2016, our sugarcane was reclassified to property, plant and equipment, measured at cost and depreciated over their useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of July 1, 2014. Accordingly, we revised the comparative financial data amounts for the years ended June 30, 2016 and 2015. Financial data for the years ended June 30, 2014 and 2013 have not been revised, and are not comparable to the financial data for the years ended June 30, 2017, 2016 and 2015.

For further information, and an analysis of the impact of the adoption of the amendments to IAS 41 and IAS 16, please see Note 2.27.1 our Consolidated Financial Statements.

	Year ended June 30,
	2017	2016	2015	2014(*)	2013(*)
	(R$ thousand, except share and per share information)
CONSOLIDATED STATEMENT OF OPERATIONS
Net revenue	146,911	147,128	174,351	131,314	185,647
Gain on sale of farms	26,716	—	193,464	21,845	54,815
Changes in fair value of biological assets and agricultural products	12,266	(12,632)	18,194	1,092	2,289
(Provision for) reversal of impairment of net realizable value of agricultural products after harvest, net	(1,655)	659	(3,038)	(2,043)	1,659
Cost of sales	(136,362)	(134,714)	(170,489)	(138,535)	(170,643)
Gross profit	47,876	441	212,482	13,673	73,767
Selling expenses	(6,676)	(2,732)	(9,006)	(10,239)	(14,028)
General and administrative expenses	(30,941)	(28,944)	(29,360)	(30,378)	(29,233)
Other operating income (expenses), net	(6,019)	2,812	(3,422)	285	(3,539)
Share of loss of a joint venture	(4,425)	(511)	(4,355)	(704)	—
Operating (loss) income	(185)	(28,934)	166,339	(27,363)	26,967
Financial income	110,090	192,644	122,552	40,051	38,000
Financial expenses	(76,646)	(154,270)	(89,914)	(41,611)	(38,591)
Financial income (expense), net	33,444	38,374	32,638	(1,560)	(591)
Profit (loss) before income and social contribution taxes	33,259	9,440	198,977	(28,923)	26,376
Income and social contribution taxes	(5,949)	(1,451)	(12,619)	15,561	2,351
Profit (loss) for the year	27,310	7,989	186,358	(13,362)	28,727
Profit (loss) attributable to equity holders of the parent	27,310	7,989	186,358	(13,362)	28,727
Loss attributable to non-controlling interests..	—	—	—	—	—
Issued shares at the fiscal year end	56,888,916	58,226,600	58,226,600	58,422,400	58,422,400
Basic earnings (loss) per share	0.48	0.14	3.20	(0.23)	0.49
Diluted earnings (loss) per share	0.47	0.14	3.20	(0.23)	0.49
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	65,051	(6,440)	8,491	22,880	(46,472)
Net cash flows (used in) from investing activities	(13,527)	149,773	286	(9,850)	54,085
Net cash flows (used in) from financing activities	(61,930)	(164,749)	(19,902)	(1,979)	617
(Decrease) increase in cash and cash equivalents	(10,406)	(21,416)	(11,125)	11,051	8,230

(*) 2014 and 2013 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16. See “Effects of the adoption of the amendments to IAS 41 and IAS 16.”

	Year ended June 30,
	2017	2016	2015	2014(*)	2013(*)
	(R$ thousand)
CONSOLIDATED BALANCE SHEET
Assets
Current assets
Cash and cash equivalents	43,798	54,204	75,620	86,745	75,694
Marketable securities	6,972	113,559	273,258	21,532	9,244
Accounts receivable and others	54,026	31,072	56,575	69,201	139,187
Inventories	22,658	18,197	27,406	40,210	28,805
Biological assets	38,260	22,285	17,348	1,421	1,201
Derivative financial instruments	4,090	24,497	13,498	18,255	17,081
Transactions with related parties	1,298	1,065	856	723	347
Total current assets	171,102	264,879	464,561	238,087	271,559
Non-current assets
Biological assets	13,435	5,241	-	31,202	36,656
Restricted marketable securities	17,088	20,353	1,468	13,782	17,988
Transactions with related parties	35,640	44,363	39,060	26,068	—
Deferred taxes	53,780	55,594	41,048	43,554	25,216
Derivative financial instruments	1	-	408	63	1,714
Accounts receivable and others	44,605	42,497	53,215	67,302	59,465
Investment properties	389,799	287,867	288,347	334,803	339,108
Investments in unquoted equity instruments	101,426	102,955	99,729	50,369	70
Property, plant and equipment	54,745	27,803	30,268	13,542	14,851
Intangible assets	1,672	3,450	3,792	4,966	2,570
Total non-current assets	712,191	590,123	557,335	590,295	499,271
Total assets	883,293	855,002	1,021,896	828,382	770,830
Liabilities and equity
Current liabilities
Trade accounts payable and others	55,615	26,602	81,931	29,722	14,170
Loans and financing	56,620	51,615	50,900	62,253	44,929
Labor obligations	11,513	8,856	11,215	8,730	8,752
Derivative financial instruments	3,978	2,165	5,655	204	2,860
Payables for purchase of farms	24,646	22,261	48,840	44,820	43,650
Transactions with related parties	4,784	536	480	33,237	183

Total current liabilities	157,156	112,035	199,021	179,545	114,544
Non-current liabilities
Trade accounts payable and others	1,520	1,402	2,180	3,449	6,435
Loans and financings	55,555	48,230	59,179	57,909	56,924
Derivative financial instruments	—	4,392	1,670	—	1,140
Provision for legal claims	1,594	1,455	3,684	3,573	4,802

Total non-current liabilities	58,669	55,479	66,713	64,931	69,301
Equity
Attributable to equity holders of the parent:
Capital	584,224	584,224	584,224	584,224	584,224
Capital reserve	1,525	1,771	2,349	4,201	3,385
Income reserves	68,615	91,158	93,212	-	2,374
Treasury shares	(36,797)	(37,203)	(224)	(1,934)	—
Additional dividends proposed	6,486	7,533	40,333	—	3,922
Other comprehensive income (loss)	43,415	40,005	36,268	8,403	(6,920)

	667,468	687,488	756,162	583,906	586,985
Non-controlling interests	—	—	—	—	—
	667,468	687,488	756,162	583,906	586,985
Total liabilities and equity	883,293	855,002	1,021,896	828,382	770,830

(*) 2014 and 2013 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16. See “Effects of the adoption of the amendments to IAS 41 and IAS 16.”

We have included information with respect to dividends and/or interest on shareholders’ equity paid to holders of our common shares and preferred shares since the fiscal year ended June 30, 2013 in Reais and in U.S. dollars translated from Reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

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

The following tables show, for the periods and dates indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 30, 2017, the Real/U.S. dollar exchange rate was R$3.3082 per US$1.00. On September 30, 2017, the Real/U.S. dollar exchange rate was R$3.1625 per US$1.00. The information below is based on the noon buying rate in the City of New York for wire transfers in Brazilian Reais as certified for U.S. customs purposes by the Federal Reserve Bank of New York.

Year ended June 30,	Average Rate(1)
(R$ per US$1.00)
2013	2.038
2014	2.297
2015	2.678
2016	3.695
2017	3.225

(1)   The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
April 2017	3.1847	3.0935
May 2017	3.3758	3.0969
June 2017	3.3427	3.2457
July 2017	3.3097	3.1213
August 2017	3.1937	3.1137
September 2017	3.1932	3.0872

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

•         inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in the opinion of the Federal Attorney General, as further detailed in this Annual Report;

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

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not permitted to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária) or INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the relevant municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and/or rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this Annual Report, there are no known cases on the granting of such certificates.

On September 30, 2017, approximately 73.0% of our common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and/or our inability to obtain needed approvals. There is also a judgement pending on the Supreme Court (Supremo Tribunal Federal, or STF) regarding the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No.

5,709/71 and Decree No. 74,965/74.  Moreover, on April 16, 2015, the Brazilian Rural Society filed a request for non-compliance of basic principles (ADPF) at the Supreme Court, in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was not accepted by the 1988 Federal Constitution and (ii) reverse the opinion enacted by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

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

Our business strategy is based on the appreciation of the capital invested in our agricultural properties and the liquidity of those investments. We cannot assure you that the value of our agricultural properties will increase in the short-, medium- or long-term, or at all, or that we will be able to monetize our agricultural investments successfully. Agricultural real estate assets are, as a general rule, illiquid and have volatile values, and agricultural properties in Brazil are especially illiquid and volatile. As a result, it may be difficult for us to promptly adjust our portfolio of properties in response to changes in economic or business conditions, and we may be unable to find purchasers willing to acquire our agricultural properties at prices deemed favorable  to us. Lack of liquidity and volatility in local market conditions would adversely affect our ability to execute property dispositions on a timely and profitable basis which would have a material adverse effect on us.

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

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2017, our two largest customers accounted for 58.3 % of our total revenue and the three largest customers represented 65.3% of our total revenue. Furthermore, we entered into a supply contract and a leasing contract with Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), controlled by Odebrecht S.A., pursuant to which we currently supply them with 100% of our sugarcane production from Alto Taquari and Araucaria and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. The term of this leasing contract covers a total area of 4,263 hectares which we will explore and operate until March 31, 2026. In addition, the strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated client base. Thus, we may not be able to maintain or form new relationships with customers, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are dependent on third-party service providers and recent changes in Brazilian labor legal framework.

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

Despite different interpretations per our courts and scholars, in the past ,the Brazilian Supreme Labor Court (Tribunal Superior do Trabalho) had an understanding that outsourcing was legally permissible with respect to specialized services not related to the company’s core business, such that an employment relationship is not formed between the outsourcer and the workers providing the non-core services. In addition, pursuant to the aforementioned court’s decision, companies hiring third-party contractors in violation of such standard would be held secondarily liable for labor and social security contingent liabilities of the employees of such third-party contractors.

Without prejudice to the foregoing, the Brazilian Senate has recently approved Law No. 13,467/17 (the “New Labor Law”) to amend the Brazilian Labor Code (Consolidação das Leis do Trabalho – CLT) and related regulation, thereby governing the services provided by means of outsourced manpower (“terceirização”), allowing outsourcing of core business activities. The New Labor Law therefore allows outsourcing to any kind of labor, central or otherwise to the company’s services (both the so-called “supporting activities”, as well as the “leading activities”).   In addition, there have been changes regarding prevalence of collective bargaining agreements, amendments to temporary workers’ rights, and changes to the rules of temporary contracts, among other.

We may be required to adapt our current outsourcing strategy with regard to the use of third-party service providers and, in a worst-case scenario, acknowledge the existence of an employment relationship between us and the employees of our third-party service providers. The coming into effect of such  New Labor may, therefore, entail a possible adverse effect on our business, financial condition and results of operations.

The amendments introduced by the New Labor Law will take effect within 120 days following the Law’s enactment (which was on July 14, 2017), during which period an organization’s labor law practices and policies should be adjusted to accommodate the new requirements provided by the terms of the New Labor Law.

Although the New Labor Law has been signed by the President, there is a chance that the Brazilian government issues a new Provisional Measure aiming to change certain controversial provisions set forth in the New Labor Law, such as the provisions concerning working hours and certain issues related to pregnant woman working rules.

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

The occurrence and effect of diseases can be unpredictable and devastating on crops, potentially rendering useless all or a significant portion of the affected crops. The cost of preventing and treating crop disease tends to be high. For example, diseases, such as Asian soybean rust (Phakopsora pachyrhizi) and pests, like corn earworm (helicoverpa zea) and cotton bollworm (Helicoverpa armigera), can spread and may result in lower crop yields and higher operating costs. Currently, Asian soybean rust, corn earworm and cotton bollworm can only be controlled, not eliminated.

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

Under Brazilian law, ownership of real estate is conveyed only upon proper registration and filing of the relevant public deeds at the applicable Real Estate Registry Office of the location where the rural property is being purchased. In certain locations in Brazil, it is frequent to come across real estate registry errors, including duplicate or fraudulent certificates of enrollment and legal challenges. Lawsuits that have as subject matter litigation on the lawful title of real estate are prevalent in Brazil, as a result there is a risk that such errors, fraud or challenges adversely affect our business, financial condition and results of operations, thereby causing the loss of all or substantially all our agricultural properties.

We depend on international trade and economic and other conditions in our key export markets.

Brazil’s current agricultural production capacity is greater than the demands of its domestic agricultural market. Agriculture exports account for an increasingly significant portion of our revenue, especially as our rehabilitated farm properties gain crop production capabilities and increased yield. Therefore, our results of operations increasingly depend on political, economic and regulatory conditions in our principal export markets. The ability of our products to effectively compete in these export markets may be adversely affected by a number of factors beyond our control including the deterioration of macroeconomic conditions, the volatility of exchange rates, the imposition of tariffs or other trade barriers or other factors in those markets such as regulations relating to the chemical content of agricultural products and safety and health regulations.

Due to the growing market share of Brazilian agricultural and beef products in the international markets, Brazilian exporters are increasingly being affected by tariffs and other barriers imposed by importing countries, all in order to, among other things, protect local producers by limiting access of Brazilian companies to their markets. For example, the European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. The adoption of measures by a given country or region, such as restrictions, import quotas or suspension of imports could substantially affect the export volume of agricultural products and, consequently, our volume of exports and results of operations. If the competitiveness of our products in one or more of our significant markets were to be affected by any one of these events, we may not be able to reallocate our products to other markets on comparable terms, which could therefore adversely affect our business, financial condition and results of operations.

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

The realhas suffered frequent depreciations and appreciations in relation to the U.S. dollar and other foreign currencies during the past decade. The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian realand the U.S. dollar and other currencies. The devaluations in more recent time periods resulted in significant fluctuations in the exchange rates of the realagainst the U.S. dollar and other currencies.

In 2014, the real depreciated by 13.39% against the U.S. dollar and on December 31, 2014, the real/U.S. dollar exchange rate was R$2.6562 per US$1.00. In 2015, the realdepreciated by 47.01% against the U.S. dollar and on December 31, 2015, the real/U.S. dollar exchange rate was R$3.9048. In 2016, the realappreciated by 16.3% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$3.2591 on December 31, 2016. On September 11 2017, the real/U.S. dollar exchange rate was R$3.0852 per US$1.00. There can be no assurance that the realwill not depreciate or appreciate against the U.S. dollar in the future.

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

Agribusiness operations are predominantly seasonal in nature. In Brazil, the harvest of soybean and corn generally occurs from February to June. The annual sugarcane harvesting period in Brazil normally begins in April and ends in November. As a result, our results of operations are likely to continue to significantly fluctuate between the planting and harvesting periods of each crop which cause fluctuations in our cash flows as a result of disparities between our revenue stream and our fixed expenses. In addition, seasonality creates limited windows of opportunity for our producers to complete required tasks at each stage of crop cultivation. Should events such as adverse weather conditions (including deluges of rain as has recently been the case throughout Brazil) or transportation interruptions occur during these seasonal windows, we may be faced with the possibility of reduced revenue without an opportunity to recover until the following crop’s planting. Finally, because of the effects of seasonality, our quarterly results may not be indicative of our annual result.

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

We plan to continue to use derivative financial instruments, mainly commodity hedge derivatives, foreign exchange derivatives and exchange rate swaps. If we enter into such hedging agreements and future prices of the underlying commodities differ from our expectations, we may incur substantial losses which could have an adverse effect on our financial condition and results of operations.

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

We have entered into strategic partnerships and alliances in order to benefit from certain business opportunities. We cannot predict if such strategic partnerships and alliances will be successful or if more partnerships and alliances will take place. Our ability to successfully expand our business by means of strategic partnerships and alliances depends on various factors, including our ability to negotiate favorable conditions for such partnerships and alliances, in addition to factors beyond our control, such as our partners’ compliance with obligations arising from the partnership. Furthermore, our expectations regarding the benefits of these partnerships may not materialize. If we are unable to develop successful strategic partnerships and alliances, we could also be adversely affected.

Cresud, our controlling shareholder, and certain members of our board of directors may have interests that differ from those of our other shareholders.

As of September 30, 2017, Cresud holds 40.69% of our common shares. Cresud has other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Administrative Officer and Investor Relation Officer, were previously employed by Cresud. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

Our agricultural properties are located in Brazil’s savannah region, a location where the soil is mostly acidic and not very fertile, requiring the use of lime and fertilizers. Our operations require other raw materials such as pesticides and seeds which we acquire from local and international suppliers. We do not have long-term supply contracts for these raw materials and therefore are exposed to the risk of cost increases. A significant increase in the price of lime, fertilizers or other raw materials we use would likely reduce our profitability or otherwise adversely affect our business operations as these are not costs that can readily be passed on to our customers. In addition, certain of our production costs, including fertilizers and the cost of leasing agricultural machinery, are linked to the international price of oil and its derivatives. Therefore, if the price of oil increases significantly, our results of operations could be adversely affected.

Delays or failures in the delivery of raw materials used by us and our suppliers could have an adverse effect on us.

We depend on suppliers to provide us with fertilizers, seeds, other raw materials and machinery services. Possible delays in the delivery of such items may delay our planting efforts until we are able to establish agreements with other suppliers, or may delay our harvest in case of delay in delivery of machinery. Accordingly, any delays, failures or defects in the delivery of raw materials or inputs or with regard to the provision of services to us by our suppliers could adversely affect our business and results of operations.

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

•         government policies related to our sector; and

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

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015, 3.6% in 2016 and remained stable in the first six months of 2017. In addition, unemployment and interest rates have increased more recently.

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

Furthermore, the Brazilian economy continues to be subject to the effects of the outcome of the impeachment proceedings against former President Dilma Rousseff. On August 31, 2016, following a trial by the Senate, the former President was formally impeached. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election, due to take place in 2018. The president of Brazil has powers to determine policies and governmental acts relating to the Brazilian economy and, as a result, the operations and financial performance of companies may be affected, including ours. Political uncertainty remains as to whether Mr. Temer will gain the support of Congress for future policies announced by his cabinet. In addition, Mr. Temer has been the target of general protests throughout Brazil and is also currently under investigation for alleged unethical and illegal behavior under the Lava Jato investigation and alleged illegal campaign financing during Mr. Temer’s 2014 campaign for endorsing the bribing of the former head of the Congress who has been convicted, which could result in his removal from office. In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal charges by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse effect on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, the political environment and the Brazilian capital markets. The development of these investigations has affected and may continue to adversely affect us. We cannot predict if these investigations will bring further political or economic instability to Brazil, or if new allegations will be raised against high-level members of the Brazilian federal government. In addition, we cannot predict the results of these investigations, nor their effects on the Brazilian economy.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010. The SELIC rate has increased since then and, as of June 30, 2017, it was 10.81% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 3.67% in 2014, 10.54% in 2015, and 7.18% in 2016. Cumulative inflation in the first six months of 2017, calculated by the same index, was 1.96%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2017, certain of our loans were subject to interest rate fluctuations such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on B3 S.A. – Brasil, Bolsa, Balcão, or B3, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely affecting the price of our common shares.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The B3, which is the principal Brazilian stock exchange, had a market capitalization of R$2.32 trillion (US$0.71 trillion) at December 31, 2016 and an average daily trading volume of R$7.4 billion (US$2.27 billion) for 2016. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$20.2 trillion at December 31, 2016 and the NYSE recorded an average daily trading volume of US$10.8 trillion for 2016. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 72.0% of the aggregate market capitalization of the B3 at December 31, 2016. The ten most widely traded stocks in terms of trading volume accounted for approximately 43.0% of all shares traded on the B3 in 2016. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs and our common shares.

Brazilian law imposes the Tax on Foreign Exchange Transactions, or the IOF/Exchange tax, on the conversion of Brazilian Reais into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Securities tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

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

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and common shares if they become listed on a stock exchange in the United States, as well as on the B3.

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 12 agricultural properties in seven Brazilian states, one of which is still in the process of registration of ownership, aggregating 199,114 hectares, of which 129,366 hectares were arable but less than 10% of which were cultivated when acquired and 69,748 hectares were protected by environmental regulation. We also acquired a 50% interest in Cresca S.A., a company owning 141,931 hectares of rural land in Paraguay, of which approximately 71,000 were arable but less than 12,000 hectares of which were cultivated when acquired and approximately 71,000 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and two of our agricultural properties were partly sold, representing in the aggregate a total area of 77,711 hectares. As of the date hereof, we hold 253,342 hectares, including 11,718 hectares leased and 117,307 hectares through our joint venture in Cresca S.A. Of this total, however, we are not the legal owner of one property representing 21,148 hectares, as the registration of ownership process for this property has not been finalized.

On October 5, 2016, we entered into an agreement with Carlos Casado S.A. (“Carlos Casado”), our partner in Cresca at the time, pursuant to which we agreed to try to sell all the land that Cresca owned for a 120-day period as of the execution date of the aforementioned agreement. Further to the provisions of the agreement, we and Carlos Casado also agreed to split ownership of the land among us and Carlos Casado if either party failed to dispose of the totality of the land within the 120-day period.

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we will separate and divide the assets and liabilities of Cresca and Cresca will distribute them to us and to Carlos Casado. As of June 30, 2017, Cresca owns 117,307 hectares of which approximately 60,000 hectares are suitable for agricultural purposes. We plan to contribute such assets and liabilities to our newly incorporated wholly owned subsidiary, Agropecuaria Morotí S.A. (“Morotí”). Further, we created a company called Palmeiras S.A. to operate the piece of land that is currently owned by Cresca which will eventually be distributed to us and contributed to Morotí.

 We are currently waiting for the conclusion of the registration of Morotí with the proper local governmental authorities in Paraguay. Once registration is complete, the assets and liabilities will be  transferred to Morotí and we will own 59,490 hectares of which 29,745 are suitable for agricultural purposes. During the planting season for our 2016/2017 crop year, we planted 2,321 hectares of soybean, 1,737 hectares of corn, 3,206 hectares of other grains and 2,167 hectares of pasture in the farm in Paraguay, which will be contributed to Morotí.

We invested more than R$717.0 million since the IPO to acquire, develop and transform agricultural properties, of which R$24.6 million (as of June 30, 2017) are committed to pay the remaining purchase price of the acquired properties.

We will continue the investments to develop and transform our agricultural properties in Brazil and Paraguay. In this regard, we will continue to apply for financing with government development banks.

From July 1, 2014 until the date hereof:

•         in June 2017, we sold an area in the Jatobá Farm, a rural property located in the State of Bahia. A total of 625 hectares (500 hectares of arable land) were sold, worth 300 soybean bags per hectare of arable land or R$10.1 million (approximately R$20,180/ha).

•         in June 2017, we decided to proceed with the spin-off of Cresca, pursuant to which we will separate and divide the assets and liabilities of Cresca into two new companies called Casado Agropecuaria S.A. and Agropecuaria Morotí S.A.

•         in March 2017 and May 2017, we sold two areas in the Araucaria Farm, a rural property located in the State of Goias. In March 2017, 274 hectares (200 hectares of arable land) were sold in the amount of 1,000 soybean bags per hectare of arable land or R$12.5 million (R$13.2 million nominal value/approximately R$66,227/ha). The second area, sold in May 2017, totaled 1,360 hectares (918 hectares of arable land), worth 280 soybean bags per hectare or arable land or R$17.0 million (approximately R$18,535/ha). It is important to highlight that this area includes a lowland area and, therefore, the value of the sale per hectare of arable land is lower compared to the sale held in the same farm in March, which consisted of a plateau area.

•         we conducted a purchase and agricultural partnership for a property in state of Maranhão, whereby we acquired 17,566 hectares, 10,137 hectares of arable land in February 2017, that has already been developed, and will be used for the planting of grain crops. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand/hectare of arable land) and the agricultural partnership consists of 15,000 of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, which may be extended for the same period.

•         during 2016/2017 crop year, we developed 5,117 hectares of our 199,114 hectares of arable land through the cultivation of soybeans and other value-added crops;

•         on October 5, 2016, we entered into an agreement with Carlos Casado, our partner in Cresca, to try to sell all the land that Cresca owned or to split ownership of the land between us and Carlos Casado if a 120 day period since execution of the agreement lapsed;

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

•         we made capital increase in Cresca S.A. in the year ended June 30, 2015 in the amount of R$25.9 million (R$14.5 million in the year ended June 30, 2014);

•         we sold 1,164 hectares of the Araucária farm in the State of Goiás for a total amount of R$41.3 million (the equivalent of 735 thousand bags of soybean) in June 2014 (payable in four installments over a period of four years), five years after acquiring them for R$10.7 million;

•         our joint venture, Cresca S.A., sold 24,624 hectares of rural land in Paraguay for a total of US$14.8 million in April 2014 (payable in three installments over a period of three years), four months after acquiring them for US$8.6 million, which was recognized on July 14, 2014, when ownership of the land was transferred; and

The map below indicates the location of our agricultural properties, their arable areas, their current or intended production activities and the sold areas as of June 30, 2017:

(1)   New social denomination of the operation in Paraguay.

(2)   BrasilAgro signed a partnership in “Partnership II Farm” for up to 11 crops and up to 10,000 hectares.

(3)   BrasilAgro signed a partnership in “Partnership III Farm,” which will expire on March 31, 2026.

(4)    BrasilAgro signed a partnership in “Partnership IVFram” has a term of 15 years, renewable for another 15 years

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 of our financial statements for the fiscal year ended June 30, 2017.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2017.

Property	Location	Acquisition Date	Total Area	Land & Improvements Cost on June 30, 2017(1)	Estimated Fair Market Value on June 30, 2017	Appreciation(2)
			(ha)	(R$ million)
Jatobá Farm	Jaborandi/BA	Mar/07	30,981	59.1	360.8	511%
Alto Taquari Farm	Alto Taquari/MT	Aug/07	5,394	35.8	119.7	235%
Araucária Farm	Mineiros/GO	Apr/07	6,493	53.0	172.3	225%
Chaparral Farm	Correntina/BA	Nov/07	37,184	79.8	352.4	342%
Nova Buriti Farm	Januaria/MG	Dec/07	24,212	22.0	23.4	6%
Preferência Farm	Barreiras/BA	Sep/08	17,799	30.1	64.4	114%
São José Farm	São Raimundo das Mangabeiras/MA	Feb/17	17,566	105.1	157.0	49%
Total			139,629	384.9	1.250,0	225%

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

Agricultural Activities and Products

Independent Production

As of June 30, 2017, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or clients who have substantial bargaining power. Our net revenue was R$146.9 million for the year ended June 30, 2017 and R$147.1 million for the year ended June 30, 2016. All of our sales are to clients located in Brazil.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. On June 30, 2017, we had one manager at São José Farm, Partnership II and Partnership IV farm, one regional manager for the Chaparral, Jatobá and Preferência farms and one regional manager for the Araucária, Alto Taquari and Partnership III farms.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May. During the planting season for our 2016/2017 crop year, we planted 26,081 hectares of grains at our grain farms in Brazil. For the years ended June 30, 2017 and 2016, net revenue from sale of grains constituted 35.5% and 43.8% of our net revenue, respectively.

During the planting season for our 2016/2017 crop year, Palmeiras planted 4,058 hectares of grains at their farms located in Paraguay.

All distribution of production from the farms is through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our storage facilities or to our clients.

Sugarcane

The sugarcane planting season runs from February to May, and harvest occurs between April and November. On June 30, 2017, we had 26,698 hectares planted with sugarcane at our Araucária, Alto Taquari, São José Farm, Partnership III and Partnership IV farms.

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

We entered into a supply contract with AgroSerra, pursuant to which we currently supply the entirety of our sugarcane production from our Partnership IV farm to them. The term of this supply contract is 15 years, renewable for another 15 years.

For the years ended June 30, 2017 and 2016, net revenue from the sale of sugarcane accounted for 38.1% and 61.9% of our net revenue, respectively. This decrease was due to the sale of certain farms and the increase in the net revenues from sale of grains and net revenue from leases.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our clients’ sugar and ethanol refineries.

Livestock

On June 30, 2017, we had 8,644 head of cattle distributed over 11,206 hectares of active pasture. We currently have 9,454 head of cattle, which are distributed over 11,208 hectares of active pasture.

Others

On June 30, 2017, we had 24,211 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Investment properties

On June 30, 2017, the net book value of our investment properties was R$389.8 million, of which R$300.5 million represented land acquisition costs and R$89.3 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the year ended June 30,2016 we did not sell any farm, for the year ended June 30, 2017, gain on farm sales accounted for R$26.7 million.

Agricultural Properties

On June 30, 2017, we owned six agricultural properties, totaling 156,084 hectares of arable land (not including environmental preservation areas in accordance with Brazilian environmental law), including 26,718 hectares of leased area and 29,745 hectares of Palmeiras Farm, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Maranhão, Bahia , Piauí and in Paraguay. During the planting season for our 2016/2017 crop year, we planted 22,549 hectares of soybean, 7,590 hectares of corn, 29,698 hectares of sugarcane, 12,611 hectares of other grains (sesame, sorghum and others) and 16,425 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II, III and IV.

São José Farm:  On February 2017, the São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. with a total area of 17,566 hectares for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

We acquired 17,566 hectares, 10,137 hectares of which are arable and have already been developed, and will be used for the planting of grain crops. The other 7,429 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand/arable hectare).

The agricultural partnership consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The agricultural partnership has a term of 15 years, which may be extended for the same period.

Jatobá Farm:  The Jatobá Farm has an area of 30,981 hectares and was acquired by us, in partnership with Grupo Maeda, in 2007 for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake in and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeixas in the State of Bahia.

Prior to our acquisition, the Jatobá farm was used for pine reforestation. Since the acquisition until June 30, 2017, we invested R$26.3 million (net of accumulated depreciation) in the development of support infrastructure, such as the construction of houses for our employees and service providers, an administrative office, roads and loading docks, the division of farmable areas into plots to facilitate capacity for cultivation, in addition to having invested in land development and preparation of the soil for agricultural production. We have also invested in the installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters. During the planting season for our 2016/2017 crop year, we planted 3,818 hectares of soybean, 3,059 hectares of corn, 4,504 hectares of pasture and 7,651 hectares of others grains at the Jatobá farm.

On June 30, 2017, we sold 625 hectares of our Jatobá farm, 500 of which are arable, for a total sale price of R$10.1 million, equivalent to 300 soybean bags. After the sales, the area of Jatobá farm held by us was 30,981 hectares, of which approximately 24,226 hectares are arable.

Alto Taquari Farm:  The Alto Taquari farm has an area of 5,394 hectares and was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million.  Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and cattle raising. As of June 30, 2017, we had 3,554 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

Prior to our acquisition, the Araucária farm was used for grain cultivation. Since the acquisition until June 30, 2017, we invested R$3.0 million (net of accumulated depreciation) in infrastructure improvements. We also invested in installation of farm equipment, mainly including tractors that operate by GPS and machines that monitor and collect data with respect to our crops and transmit such data to our headquarters.

On March 27, 2017, we sold 274 hectares of our Araucária Farm, 200 of which are arable, for a total sale price of R$12.5 million or (R$13.2 million nominal value, equivalent to 1,000 soybean bags). On May 30, 2017, we sold 1,360 hectares of our Araucária Farm, 918 of which are  arable, for a total sale price of R$17.0 million, equivalent to 280 soybean bags. On April 25, 2013, we sold 394 hectares of our Araucária farm, 310 of which are arable, for a total sale price of R$10.3 million, equivalent to 48,000 soybean bags, and on June 27, 2014, we sold 1,164 hectares of our Araucária Farm, 913 of which are arable, for a total purchase price of R$41.3 million, equivalent to 735,000 soybean bags. After the sales, the area of Araucária farm held by us was 8,124 hectares, of which approximately 5,982 hectares are arable.

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020.

Chaparral Farm:  The Chaparral farm has an area of 37,184 hectares and was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. Since the acquisition until June 30, 2017, we invested R$32.5 million (net of accumulated depreciation) in infrastructure improvements. During the planting season for our 2016/2017 crop year, we planted 9,518 hectares of soybean and 2,235 of corn, 3,052 hectares of pasture, and 1,754 hectares of others grains there. The property is located in the Municipality of Correntina, State of Bahia.

Nova Buriti Farm:  The Nova Buriti farm has an area of 24,212 hectares and was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of  R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

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

Preferência Farm:  The Preferência farm has an area of 17,799 hectares and was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for cattle raising and grain cultivation. Since the acquisition until June 30, 2017, we invested R$19.3 million (net of accumulated depreciation) in infrastructure improvements to the property and have 6,702 hectares of pasture.

On June 30, 2017, we had 7,894 head of cattle, distributed through over 11,206 hectares of active pasture.

Partnership II:  On October 11, 2013, we entered into a partnership with respect to Partnership II farm for up to 11 harvests, which is expected to end in October 2024. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area of 7,181 hectares, which is suitable for grain crops. During the planting season for our 2016/2017 crop year, we planted 6,892 hectares of soybean and 559 hectares of corn at the Partnership II farm.

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

Partnership IV:  On February 7, 2017, we entered into a lease agreement with respect to a property located in the municipalities of São Raimundo das Mangabeiras, in the state of Maranhão (“Partnership IV”), where we have the right to operate an area of 15,000 hectares. The agricultural partnership is already planted mostly with sugarcane and has a term of 15 years, renewable for another 15 years.

Cresca  Cresca is a company that invests in agricultural and cattle raising land in Paraguay. On December 12, 2013, we entered into an agreement with Cresud, our controlling shareholder, for: (i) the acquisition of its interest in Cresca S.A., representing a 50% interest of the company, (ii) the assumption of Cresud credits with Cresca, and (iii) the execution of an advisory service agreement, pursuant to which Cresud agreed to render services to Cresca in exchange for the payment of fees. The total consideration of the transaction was US$19.8 million.

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

On October 5, 2016, we entered into an agreement with Carlos Casado, our partner in Cresca at the time, pursuant to which we agreed to try to sell all the land that Cresca owned for a 120-day period as of the execution date of the aforementioned agreement. Further to the provisions of the agreement, we and Carlos Casado also agreed to split ownership of the land among us and Carlos Casado if either party failed to dispose of the totality of the land within the 120-day period.

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we will separate and divide the assets and liabilities of Cresca, and Cresca will distribute them to us and to Carlos Casado. As of June 30, 2017, Cresca owns 117,307 hectares of which approximately 60,000 hectares are suitable for agricultural purposes. We plan to contribute such assets and liabilities to our newly incorporated wholly owned subsidiary, Agropecuaria Morotí S.A. Further, we created a company called Palmeiras S.A. to operate the piece of land that is currently owned by Cresca which will eventually be distributed to us and contributed to Morotí.

 We are currently waiting for the conclusion of the registration of Morotí with the proper local governmental authorities in Paraguay. Once registration is complete, the assets and liabilities will be transferred to Morotí and we will own 59,490 hectares of which 29,745 are suitable for agricultural purposes During the planting season for our 2016/2017 crop year, we planted 2,321 hectares of soybean, 1,737 hectares of corn, 3,206 hectares of other grains and 2,167 hectares of pasture in the farm in  Paraguay, which will be contributed to Morotí.

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

Material Agreements

Agroserra

On February 7, 2017, through our subsidiary Imobiliária Ceibo Ltda., we entered into a partnership agreement with Agro Pecuária e Industrial Serra Grande Ltda., which consists of a sugarcane exploration agreement on an area of 15 thousand hectares of developed and cultivable land during a period of 15 years, with the option to renew the agreement for the same period.

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2020, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA. For the year ended June 30, 2017, net revenues of our sugarcane production to Brenco were R$58.0 million, representing 78.7% of our total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

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

For the year ended June 30, 2017, we delivered a total of 50.6 million tons of sugarcane pursuant to both agreements described above.

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

Cresca

On October 5, 2016, we entered into an agreement with Carlos Casado, our partner in Cresca at the time, pursuant to which we agreed to try to sell all the land that Cresca owned for a 120-day period as of the execution date of the aforementioned agreement. Further to the provisions of the agreement, we and Carlos Casado also agreed to split ownership of the land among us and Carlos Casado  if either party failed to dispose of the totality of the land within the 120-day period.

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we will separate and divide the assets and liabilities of Cresca and Cresca will distribute them to us and to Carlos Casado. As of June 30, 2017, Cresca owns 117,307 hectares of which approximately 60,000 hectares are suitable for agricultural purposes. We plan to contribute such assets and liabilities to our newly incorporated wholly owned subsidiary, Agropecuaria Morotí S.A. Further, we created a company called Palmeiras S.A. to operate the piece of land that is currently owned by Cresca which will eventually be distributed to us and contributed to Morotí.

 We are currently waiting for the conclusion of the registration of Morotí with the proper local governmental authorities in Paraguay. Once registration is complete and the assets and liabilities will be  transferred to Morotí and we will own 59,490 hectares of which 29,745 are suitable for agricultural purposes. During the planting season for our 2016/2017 crop year, we planted 2,321 hectares of soybean, 1,737 hectares of corn, 3,206 hectares of other grains and 2,167 hectares of pasture in the farm in Paraguay, which will be contributed to Morotí.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For the year ended June 30, 2017, our three largest customers accounted for 65% of our total revenue. See “Item 3—Key Information—Risk Factors— Substantially all of our revenue is derived from a small number of clients, and we currently face a risk of default by our main customer.”

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

Land acquisition is subject to intense competition. In this case, we compete to acquire the most appropriate land for cultivating our agricultural products. We believe that this process has contributed to an increase in land prices over the years and that the strongest competition has been from the larger groups having in-depth knowledge of the sector, management excellence and continuous objectives to increase their agricultural area portfolio. We understand that these large groups are mainly SLC Participações, operating in four Brazilian states; and Terra Santa Agro. In addition, we may face significant competition from large international companies which have greater financial resources than we do.

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

Insurance

Our businesses are generally subject to a number of risks and hazards, which could result in damage to individuals, or destruction of properties, facilities and equipment. As a general rule, we believe that our insurance coverage against risks that are typical in our business is adequate and consistent with the usual practices adopted by other companies operating in the same sector in Brazil. Nevertheless, we cannot guarantee that the coverage set forth in our insurance policies will suffice for purposes of protecting us from all losses and damages that may occur.

The Company has a civil liability insurance which is intended to ensure us, as the insured party, up to the maximum limit of the insurance policy, R$5 million, from expenses for which the Company may be held liable by virtue of compensation for damages caused to third parties. This policy is currently in force and shall expire on November 19, 2017.

We also have a business insurance (rural multi-risk) for machinery located at our farm named “Fazenda Chaparral” located at in the City of Correntina, State of Bahia, at Rodovia BR 349 - Km 228.

We have also contracted a Directors and Officers (D&O) insurance police, also currently in force, which, by its turn has as insured parties members of our board of directors, executive board, audit board or any other statutory body or body created by our Bylaws or any natural person who has proper powers to represent the Company before third parties or whose position or function implies in such representation of fact or right. This insurance has coverage against civil liability up to the total amount of R$30 million and also expires on November 19, 2017.

We have already started the negotiations with both our broker and insurance companies regarding the aforementioned insurances to have timely renewal prior to their expiry dates.

Intellectual Property

In Brazil, title to a patent or trademark is obtained by means of the registration with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial, or INPI). When such right is granted, the titleholder is ensured the exclusive use right thereof all over Brazil for a period of ten years, which may be renewed for successive equal periods indefinitely, as long as there is an interest in maintaining the trademark ownership.

Pursuant to the Brazilian legal framework, a trademark can be categorized as either a product, service, certification or collective mark. With regards to its presentation in local law, the trademarks can be nominative, mixed, figurative or three-dimensional. During the registration process, the depositor has an expectation of right to use the deposited trademarks, which he may avail himself from in order to identify its products or services until the registration process is ultimately concluded.

We have filed three trademark registration applications at the INPI for the trademark name (which corresponds to our current corporate name) “BrasilAgro – Companhia Brasileira de Propriedades Agrícolas”, applications No. 828045089, 828045097 and 828045100.  The analysis of trademark application No. 828045089 is currently postponed pending the final decision of another trademark registration application in order to avoid conflict of interest between the Company and other third parties. By its turn, service trademark application No. 828045097 in NCL(8) 35 marketing, distribution, importation and export of agricultural and livestock products was approved by the INPI on June 5, 2012 and expires on June 5, 2022. Finally, application No. 828045100, for NCL (8) 31 products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables, seeds, plants and natural flowers and food for animal was granted to the Company by the INPI on September 20, 2016 and expires on September 20, 2026.

We also have filed three trademark registration applications for the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias”, application No. 827971575, 827971567 and 827971583. One of such applications, No. 827971567, was rejected based on INPI’s considerations of previously filed trademark applications. We filed an appeal and await a final decision from the INPI regarding this particular application. Our business has not been affected by the refusal of this trademark registration application given that such application has as subject matter the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” which is not our actual corporate name (our actual corporate name is “BrasilAgro – Companhia Brasileira de Propriedades Agrícolas”) and was filed at the time as a cautionary measure when we were in the process of deciding our corporate name. In addition, the other two applications, No. 827971575 and 827971583, were approved on June 14, 2011, expiring on June 14, 2021 and on January 28, 2014, expiring on January 28, 2024, respectively.

In addition, we filed three trademark registration applications for the single name “BrasilAgro.” The first one, filed at INPI under No. 829541870 is a service trademark, refers to NCL (9) 35 - marketing, distribution, importation and export of agricultural and livestock products, was approved on November 1, 2011 and expires on November 1, 2021.  The second one, filed under No. 829541853, refers to a product trademark, on NCL (9) 31, involving products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables and fresh vegetables, seeds, plants and natural flowers, animal food and malt, was approved on September 20, 2016 and remains in force until September 20, 2026. Finally, the third trademark registration application for the name “BrasilAgro” had the analysis thereof postponed by means of a decision dated June 28, 2011 and is currently halted given that it is pending of evaluation of another prior trademark registration application by the INPI.

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

Agriculture and livestock activities are currently required by law to obtain a special environmental license. We obtained such a license for the Jatobá and Chaparral farm and we must obtain one for the Preferência farm by 2021.

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

All of our properties have legal reserve areas, although a part thereof has legal reserves that are in the process of being recorded at the offices of the applicable government agency. At the date of this Annual Report, none of our current landholdings are located in Floresta biome within Amazonia Legal. Legal reserve vegetation may not be suppressed, and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in the regulations. Agricultural properties that fail to record the legal reserve are subject to daily fines. A total of 52,051 hectares, or approximately 23.5% of the total area of our properties, consist of legal reserves.

Permanent Preservation Areas

Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It will only be possible to modify these areas through previous authorization by the competent state environmental body. A total of 13,433 hectares, or 6% of the total area of our properties, consist of permanent preservation areas.

Suppression of Vegetation

We are in the process of obtaining authorization for suppression of vegetation with respect to 6.6% of our current land holdings upon which we have not yet commenced crop cultivation operations and that are not part of our legal reserve or permanent preservation areas, from the relevant environmental authorities in the locations where required. Accordingly, with respect to such areas where such authorization is required, we will not be able to commence crop cultivation operations until such authorizations are obtained. Because such authorizations depend upon governmental agencies, we are not able to provide an estimate of the time frame for receiving such approvals.

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
ii.                    the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and
iii.                  the acquisition shall not exceed 100 indefinite exploration modules, which are measurement units defined by INCRA. The MEI is subject to alterations by INCRA in case of changes in the economic conditions of a given region. Currently the size of the MEI range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the above-mentioned limits must be previously approved by INCRA. The request for the approval must be filed at the Regional Branch of INCRA (Superintendência Regional) of the State where the property is located. After that, INCRA will analyze the compliance with the above-mentioned requirements and if the transaction is approved by INCRA, it will issue a certificate of approval. The purchase and lease of agricultural properties beyond the limits of areas and percentages mentioned above require prior authorization from the Brazilian Congress.

In both cases, it is not possible to determine an estimated time frame for the approval procedure, since up to the date of the issuance hereof, there is no report involving the issuance of such a certificate. Moreover, for the time being, Brazilian courts have not yet ruled on the effectiveness and constitutionality of the contents of the aforementioned Attorney General’s Opinion.

As of June 30, 2017, approximately 71.83% of our common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued Opinion nº 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Brazilian Federal Law No. 5,709/71 and Decree No. 74,965/74, regarding Brazilian companies with the majority of the capital stock comprised by foreigners residing outside of Brazil or legal entities incorporated abroad. In April 2013, the Regional Federal Court for the Third Region (Tribunal Regional Federal da 3ª Região – TRF) granted an injunction in the context of a claim brought by INCRA and the Federal Government against São Paulo’s General Comptroller of Justice Opinion nº 461/2012-E, suspending the effects of such opinion. In August 2013, the Regional Federal Court of the Third Region acknowledged its lack of jurisdiction to rule on such claim and sent the court records of the case to São Paulo State Appeals Court (Tribunal de Justiça do Estado de São Paulo). As a consequence of such decision, the injunction granted by the Regional Federal Court of the Third Region was set aside, and both INCRA and the Federal Government had declined on the claim. Since then, entities providing notary and registry services located in the State of São Paulo are, over again, exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74.

On June 25, 2014, the AGU and INCRA filed a suit at the Higher Federal Court (STF) against the State of São Paulo due to the decision ruled by São Paulo State Appeals Court which judged the Opinion 1 issued by AGU in 2010, unconstitutional. In this suit the stay of the preliminary order was required and, in the end, the definite annulment of Opinion 461-12-E of the Inspector General Office of São Paulo, issued on December 03, 2012. On August 7, 2014, the decision issued by Justice Marco Aurélio Mello, rapporteur of the process, was published, denying the injunction required by AGU and INCRA, on the basis that the period of more than 1 year and 7 months from the opinion of the Inspector General Office of São Paulo and the file of the suit in STF shows that there is no urgency in the analysis of the injunction request. In September 2016, Justice Marco Aurélio Mello suspended the effects of said decision issued by the São Paulo Justice Court that considered that the Opinion 1 issued by the  AGU in 2010 as unconstitutional.

In addition, on April 16, 2015, the Brazilian Rural Society filed a request for non-compliance of basic principles (ADPF) at the Higher Federal Court in order to (i) declare that the paragraph 1 of article 1 of Law No. 5,709/1971 was not received by the 1988 Federal Constitution and (ii) reverse the opinion of the Federal Attorney General of 2010.

As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment in any of these lawsuits to be ruled by the STF.

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

(4)   In June 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we will separate and divide the assets and liabilities of Cresca and Cresca will distribute them to us and to Carlos Casado. As of June 30, 2017, Cresca owns 117,307 hectares of which approximately 60,000 hectares are suitable for agricultural purposes. We plan to contribute such assets and liabilities to our newly incorporated wholly owned subsidiary, Agropecuaria Morotí S.A. Further, we created a company called Palmeiras S.A. to operate the piece of land that is currently owned by Cresca which will eventually be distributed to us and contributed to Morotí. We are currently waiting for the conclusion of the registration of the aforementioned new companies with the proper local governmental authorities. Once registration is complete and the assets and liabilities will be  transferred to Morotí and we will own 59,490 hectares of which 29,745 are suitable for agricultural purposes.

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

Brazilian GDP increased 0.1% in 2014 and decreased 3.8% in 2015, 3.6 % in 2016, and remained stable in the first six months of 2017. The forecast is a growth in the Brazilian GDP for 2017 and 2018. Inflation, as measured by the Broad Consumer Price Index, or IPCA, published by the IBGE, was 6.4%, 10.7%, 6.28% per annum in 2014, 2015, 2016, respectively, and 1.62% in the first six months of 2017. The dollar appreciated 13.4%, 45.0% against the Real in 2014 and 2015, respectively and depreciated 16.5 % against the Real in 2016. From January 1 through June 30, 2017, the Real depreciated approximately 2.3% against the U.S. dollar. Unemployment increased from 6.8% in January 2014 to 13.0% in July 2017. International reserves held by the Central Bank of Brazil increased from US$376.7 billion on September 30, 2016 to US$381.2 billion on September 30, 2017.

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

Foreign exchange:  a portion of our income (loss) is linked to the exchange rate between the Real and the U.S. dollar, and consequently our revenue is sensitive to foreign exchange fluctuations. Certain of our commodities, such as soybean may be priced in Reais or in U.S. dollars. In addition, certain of the raw materials necessary for farming activities, such as chemicals, pesticides and fertilizers, are priced in or based on the U.S. dollar. See “Item 3—Key Information—Exchange Rates.

Inflation:  inflation does not directly affect our revenue because our products are commodities whose prices are determined by reference to international commodity exchanges. Nevertheless, our labor and other operating costs are affected by inflation which directly affects our results of operations.

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2017	2016	2015	Source
Price of Soybean (Paranaguá)(R$/bag)
Closing	69.88	92.01	70.15	Bloomberg
Exchange rate	(R$ per US$ 1.00)
Beginning	3.23	3.12	2.21	Bloomberg
Closing	3.31	3.21	3.10	Bloomberg
Average	3.22	3.69	2.68	Bloomberg
ATR (R$/Kg of ATR)(1)	0.62	0.59	0.48	http://www.udop.com.br/index.php?i
Closing IGP-M (%)(2)	-0.78%	12.22%	5.58%	Bloomberg
IPCA(3)	3.0%	8.84%	8.89%	Bloomberg
CDI(4)	12.81%	14.09%	11.76%	www.cetip.com.br/astec/series_v05/pagir
NPK(5) (R$/Ton)	957.79	1,104.81	1.265.45	Bloomberg

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

Effects of the adoption of the amendments to IAS 41 and IAS 16

In 2014, the IASB amended IAS 16 and IAS 41, which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of property, plant and equipment and under the scope of IAS 16, rather than other biological assets under the scope of IAS 41. However, the agricultural produce growing on bearer plants remains within the scope of IAS 41 and is measured at fair value less cost to sell. The amendments were applicable for our fiscal year ended June 30, 2017.

Our sugarcane plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors,” we effected the change in accounting policy retrospectively as of July 1,. 2014. Consequently, effective our fiscal year commencing on July 1, 2016, our sugarcane was reclassified to property, plant and equipment, measured at cost and depreciated over their useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of July 1, 2014. Accordingly, we revised the comparative financial data amounts for the years ended June 30, 2016 and 2015. Financial data for the years ended June 30, 2014 and 2013 have not been revised, and are not comparable to the financial data for the years ended June 30, 2017, 2016 and 2015.

For further information, and an analysis of the impact of the adoption of IAS 41 and the amendments IAS 16, please see Note 2.27.1 our Consolidated Financial Statements.

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

Federal Social Integration Program (Programa de Integração Social, or PIS) and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS):  PIS and COFINS tax payments, levied at (i) 0.65% and 3.0% of gross revenue, respectively (cumulative) or (ii) 1.65% and 7.6%, respectively, after certain deductions (non-cumulative), depending on the business conducted and the nature of revenue earned, among other factors. On June 30, 2017, we, Jaborandi Agrícola Ltda and Imobiliária Cremaq. were subject to noncumulative assessment for such payments, and our other subsidiaries were subjected to cumulative assessment. PIS and COFINS payments are not applicable to exports of goods and services, or sales to import/export companies located in Brazil. Since we sell the entirety of our soybean production to such companies, such activities are not subject to PIS or COFINS payments. Brazilian law also exempts PIS and COFINS payments upon the sale of sugarcane used for the production of ethanol or biofuel and sale of maize to rural producers and manufacturers of animal feed and food.

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

Changes in fair value of biological assets

Our biological assets consist mainly of the cultivation of soybean, corn, sorghum, sugarcane and cattle raising (see livestock), which are measured at fair value less cost to sell.

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

The sugarcane crop productive cycle is five years on average, and for a new cycle to start depends on the completion of the previous cycle. In this regard, the current cycle is classified as biological asset in current assets, and the amount of the constitution of the bearer plant  (bearer of the other cycles) are classified as permanent culture in property, plant and equipment . The calculation to estimate the value of the biological asset “sugarcane” was the discounted cash flow at a rate reflecting the risks and the terms of the operation. As such, we projected the future cash flows in accordance with the projected productivity cycle, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted. The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’ prices available in futures markets, were obtained from quotes on the following boards of trade: CBOT ("Chicago Board of Trade"), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT ("New York Board of Trade"). For the agricultural products not quoted in these markets, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

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

Livestock

In 2016 the we began cattle raising operations, which typically consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

For segregation purposes, when applicable, the Company classifies its cattle herd into: beef cattle (current assets), which can be sold as a biological asset for meat production; and dairy cattle (non-current assets), which is used in farm operations to generate other biological assets. Up to the reporting date the Company only had beef cattle, which includes calves, heifers, cows and bulls.

The fair value of beef cattle is determined based on market prices, given the existence of an active market. Gain or loss from changes in the fair value of beef cattle is recognized in profit or loss for the period. The Company considered the prices in the cattle market in Bahia state and the metrics used in the market. Accordingly, beef and dairy cattle are measured based on arroba and the age bracket of animals.

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

Critical Accounting Policies and Estimates

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

Fair value of biological assets

The fair value of biological assets is determined using valuation techniques, including the discounted cash flows method. The inputs for estimates are based on market information, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment involves, for example, price, productivity, crop cost and production cost. Changes in the assumptions involving any of these factors may affect the fair value calculations of biological assets.

With regard to cattle, the Company values its breeding stock at fair value based on market price for the region.

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

As for the sale of sugarcane, the Company generally enters into sales contracts for future delivery where data such as volume and minimum ATR are pre-fixed. The price of sugarcane takes into account the amount of ATR per ton of sugar cane delivered, and the value of the ATR, released monthly by Consecana.

Sale of farms

Sales of farms are not recognized as revenue until (i) the sale is completed, (ii) we determine that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) we have transferred all risks and rewards to the buyer. The result from sales of farms is presented in the statement of operations as “Gain on sale of farm” at net value of the related cost.

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

New standards, alterations and interpretations of standards

At the date of preparation of this Annual Report, the following amendments in IFRS had been issued but are not yet effective:

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

The project to implement the new pronouncements IFRS 9 - Financial Instruments, IFRS 15 - Revenue from contract with clients and IFRS 16 - Leases, in addition to the preliminary analysis carried out by the company's management in 2016, will include the assistance of external specialists in the identification and measurement of the final effects on the date of initial adoption, identification of the needs for changes in the systems used, the design and implementation of internal controls, adequate policies and procedures to collect and disclose the information requested in these new pronouncements.

Until the date of the issuance of these financial statements, company's management  did not finalize the assessment of the effects of these new pronouncements, being unable to disclose such effects.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain requirements for qualifying public companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions, we may not be required to, among other things, provide an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act to comply with any PCAOB rules, that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis and any future audit rule promulgated by the PCAOB. These exemptions apply until we are no longer an “emerging growth company.” The JOBS Act also provides “emerging growth companies” an election to comply with new or revised accounting standards on a delayed basis for those standards that have a different effective date for public and private companies. However, such election is limited to companies that prepare their financial statements and report in accordance with accounting principles generally accepted in the United States of America. As our financial statements are prepared in accordance with IFRS, such accommodation is not available to us, and we will be required to apply new or revised accounting standards under IFRS as from the effective date established in the corresponding standard.

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

		Year Ended June 30, 2017
	Total	Grains	Sugarcane	Real Estate	Livestock	Others	Not allocated
		(R$ thousand)
Net revenue	146,911	68,971	73,658	—	369	3,913	—
Gain on sale of farms	26,716	—	—	26,716	—	—	—
Changes in fair value of biological assets and agricultural products	12,266	4,302	11,532	—	(3,568)	—	—
Impairment of net realizable value of agricultural products after harvest, net	(1,655)	(1,652)	—	—	—	(3)	—
Cost of sales	(136,362)	(59,770)	(74,498)	—	(156)	(1,938)	—
Gross profit (loss)	47,876	11,851	10,692	26,716	(3,355)	1,972	—
Operating income (expenses)
Selling expenses	(6,676)	(6,144)	—	(8)	(80)	(444)	—
General and administrative expenses	(30,941)	—	—	—	—		(30,941)
Other operating income net	(6,019)	—	—	—	—	—	(6,019)
Share of loss of a joint venture	(4,425)	—	—	—	—		(4,425)
Financial income	110,090	9,901	8,254	8,276	—	1,292	82,367
Financial expenses	(76,646)	(8,881)	(921)	(8,057)	—	(9,097)	(49,690)
Profit (loss) before income and social contribution taxes	33,259	6,727	18,025	26,927	(3,435)	(6,277)	(8,708)
Income and social contribution taxes	(5,949)	(2,287)	(6,128)	(9,155)	1,168	2,134	8,319
Profit (loss) for the year	27,310	4,440	11,897	17,772	(2,267)	(4,143)	(389)

		Year Ended June 30, 2016
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
		(R$ thousand)
Net revenue	147,128	59,372	83,628	—	4,128	—
Gain on sale of farms	—	—	—	—	—	—
Changes in fair value of biological assets and agricultural products	(12,632)	(32,165)	19,533	—	—	—
(Impairment) Reversal of net realizable value of agricultural products after harvest, net	659	659	—	—	—	—
Cost of sales	(134,714)	(52,995)	(75,605)	—	(6,114)	—
Gross profit (loss)	441	(25,129)	27,556	—	(1,986)	—
Operating income (expenses)
Selling expenses	(2,732)	(2,680)	—	—	(52)	—
General and administrative expenses	(28,944)	—	—	—	—	(28,944)
Other operating income net	2,812	—	—	—	—	2,812
Share of loss of a joint venture	(511)	—	—	—	—	(511)
Financial income	192,644	12,739	—	21,781	—	158,124
Financial expenses	(154,270)	(12,971)	—	(13,945)	—	(127,354)
Profit (loss) before income and social contribution taxes	9,440	(28,041)	27,556	7,836	(2,038)	4,127
Income and social contribution taxes	(1,451)	9,534	(9,369)	(2,664)	693	355
Profit (loss) for the year	7,989	(18,507)	18,187	5,172	(1,345)	4,482

	Year Ended June 30, 2015
	Total	Grains	Sugarcane	Real Estate	Other	Not allocated
	(R$ thousand)
Net revenue	174,351	116,289	52,925	—	5,137	—
Gain on sale of farms	193,464	—	—	193,464	—	—
Changes in fair value of biological assets and agricultural products	18,194	6,031	12,459	—	(296)	—
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	(3,038)	(3,036)	—	—	(2)	—
Cost of sales	(170,489)	(112,714)	(52,799)	—	(4,976)	—
Gross profit (loss)	212,482	6,570	12,585	193,464	(137)	—
Operating income (expenses)
Selling expenses	(9,006)	(5,762)	—	(3,168)	(76)	—
General and administrative expenses	(29,360)	—	—	—	—	(29,360)
Other operating expense net	(3,422)	—	—	—	—	(3,422)
Share of loss of a joint venture	(4,355)	—	—	—	—	(4,355)
Financial income	122,552	15,693	—	5,099	—	101,760
Financial expenses	(89,914)	(17,598)	—	(6,338)	—	(65,978)
Profit (loss) before income and social contribution taxes	198,977	(1,097)	12,585	189,057	(213)	(1,355)
Income and social contribution taxes	(12,619)	373	(4,279)	(7,347)	72	(1,438)
Profit (loss) for the year	186,358	(724)	8,306	181,710	(141)	(2,793)

The table below shows a summary of our statement of operations for the years indicated.

	Year ended June 30,
	2017	2016	2015
	(R$ thousand)
Net revenue	146,911	147,128	174,351
Gain on sale of farms	26,716	-	193,464
Changes in fair value of biological assets and agricultural products	12,266	(12,632)	18,194
Reversal of impairment (Impairment) of net realizable value of agricultural products after harvest	(1,655)	659	(3,038)
Cost of sales	(136,362)	(134,714)	(170,489)
Gross profit	47,876	441	212,482
Selling expenses	(6,676)	(2,732)	(9,006)
General and administrative expenses	(30,941)	(28,944)	(29,360)
Other operating (expenses) income, net	(6,019)	2,812	(3,422)
Share of loss of a joint venture	(4,425)	(511)	(4,355)
Operating (loss) income	(185)	(28,934)	166,339
Financial income	110,090	192,644	122,552
Financial expenses	(76,646)	(154,270)	(89,914)
Financial income (expense), net	33,444	38,374	32,638
Profit (loss) before income and social contribution taxes	33,259	9,440	198,977
Income and social contribution taxes	(5,949)	(1,451)	(12,619)
Profit (loss) for the year	27,310	7,989	186,358
Profit (loss) attributable to:
Equity holders of the parent	27,310	7,989	186,358
Non-controlling interests	—	—	—
Issued shares at the year end	56,888,916	58,226,600	58,226,600
Basic earnings (loss) per share in R$	0.48	0.14	3.20
Diluted earnings (loss) per share in R$	0.47	0.14	3.20

Year Ended June 30, 2017 Compared to Year Ended June 30, 2016

Net revenue

Net revenue decreased R$0.2 million from R$147.1 million for the year ended June 30, 2016 to R$146.9 million for the year ended June 30, 2017. This decrease was mainly due to the following:

i.      Revenue from sugarcane sales:  revenue from sugarcane sales decreased R$9.9 million from R$83.6 million (reflecting sales of 1,075,183 tons at an average price of R$77.78 per ton) for the year ended June 30, 2016 to R$73.7 million (reflecting sales of 865,384 tons at an average price of R$85.31 per ton) for the year ended June 30, 2017. This represents a decrease of 11.9% over the previous year, mainly resulting from the decrease in sales volume. The reduction in the number of tons of sugarcane sold was mainly due to the decrease in the yields from 92.48 tons per hectare to 76.82 tons per hectare. The increase in the price of sugarcane per ton was due to a 5.0% increase in TRS (total recoverable sugar) price per kilo, from 0.59 R$/kg for the year ended June 30, 2016 to 0.62 R$/kg for the year ended June 30, 2017.

ii.     Revenue from grain sales:  revenue from grain sales increased R$9.6 million from R$59.4 million for the year ended June 30, 2016 (reflecting sales of 81,409 tons at an average price of R$726.70 per ton) to R$69.0 million for the year ended June 30, 2017 (reflecting sales of 62,977 tons at an average price of R$1,095.18 per ton). This represents an increase of 16% over the previous year resulting from an increase in price partially offset by a decrease in sales volume.

•                    Revenue from soybean sales:  revenue from soybean sales increased R$21.6 million from R$41.7 million (sale of 38,132 tons at R$1,095.37 per ton) for the year ended June 30, 2016 to R$63.3 million (sale of 51,262 tons at R$1,234.54 per ton) for the year ended June 30, 2017. This represents an increase of 51.8% over the previous year resulting from an increase in sales volume and an increase in price.

•                    Revenue from corn sales:  revenue from corn sales decreased R$11.9 million from R$17.4 million (sale of 43,278 tons at R$401.77 per ton) for the year ended June 30, 2016 to R$5.5 million (sale of 11,715 tons at R$467.45 per ton) for the year ended June 30, 2017. This represents a decrease of 68.5% over the previous year, resulting from a decrease in sales volume partially offset by an increase in price.

	Harvest (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2017	2016	2017	2016	2017	2016
Grain	30,139	29,087	62,977	81,409	68,971	59,372
Sugarcane	13,217	12,117	865,384	1,075,183	73,658	83,628

Gain on sale of farms

For the year ended June 30, 2017, we sold 2,259 hectares of the Araucária and Jatobá farms in the State of Goiás and Bahia, respectively for R$32.0 million with a cost of R$9.1 million. In addition, a total of R$3.8 million was recorded related to the sale of Fazenda Cremaq in 2015, relating to an area of 6,020 hectares that was in the process of a geo-referencing dismemberment which caused registration of the real estate to be pending. Once the registration was effected, the amount was released. For the year ended June 30, 2016, we did not sell any farms.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products varied from a loss of R$12.6 million for the year ended June 30, 2016 to a profit of R$12.3 million for the year ended June 30, 2017. This variation resulted mainly from the increase in the fair value of biological assets and agricultural products of grains from a loss of R$32.2 million for the year ended June 30, 2016 to a profit of R$4.3 million for the year ended June 30, 2017. Such variation was mainly due to increase in the soybean and corn yields in relation to the previous year which was impacted from a severe drought that hit the farms in Bahia, and had a direct impact in the soybean yield from the farms in Bahia as well as the first corn crop. In addition, the fair value of biological assets and agricultural products of sugarcane changed from a profit of R$19.5 million for the year ended June 30, 2016 to a profit of R$11.5 million for the year ended June 30, 2017. Such variation was a result mainly from a decrease in sugarcane yield (from 92.48 tons per hectare to 76.82 tons per hectare).

In fiscal year ended June 30, 2017, we applied the amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 41, Agriculture (“IAS 41”), which changed the accounting requirements for biological assets that fall within the definition of “bearer plants.” The effects of the application of such amendments have been retroactively applied as of July 1, 2014. See Note 2.27.1 to the audited consolidated financial statements.

(Impairment) reversal of impairment of net realizable value of agricultural products after harvest

We recognized  a reversal of net realizable value of agricultural products after harvest of R$659 thousand for the year ended June 30, 2016.  For the year ended June 30, 2017, we recognized an impairment of net realizable value of agricultural products after harvest of R$1.7 million. Such variations resulted from the reduction in the corn and soybean prices from the harvest time to the end of the respective fiscal year.

Cost of sales

Cost of sales increased R$1.6 million from R$134.7 million for the year ended June 30, 2016 to R$136.4 million for the year ended June 30, 2017. Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.                     Cost of soybean sold:  the cost of soybean sold increased by R$16.9 million. Our average cost per ton of soybean sold increased 9.3% from R$948.46 per ton (corresponding to 38,132 tons at a total cost of R$36.2 million) for the year ended June 30, 2016 to R$1,036.61 per ton (corresponding to 51,262 tons at a total cost of R$53.1 million) for the year ended June 30, 2017.
ii.                    Cost of corn sold:  the cost of corn sold decreased by R$10.8 million. Our average cost per ton of corn sold increased 27.8% from R$381.98 per ton (corresponding to 43,278 tons at a total cost of R$16.5 million) for the year ended June 30, 2016 to R$488.32 per ton (corresponding to 11,715 tons at a total cost of R$5.7 million) for the year ended June 30, 2017.
iii.                  Cost of sugarcane sold:  the cost of sugarcane decreased by R$1.1 million.  Our average cost per ton of sugarcane sold increased 22.4% from R$70.32 per ton (corresponding to 1,075,183 tons at a total cost of R$75.6 million) for the year ended June 30, 2016 to R$86.09 per ton (corresponding to 865,384 tons at a total cost of R$74.5 million) for the year ended June 30, 2016.
iv.                   Cost of leasing:  For the year ended June 30, 2016 there was a decrease in the cost of leasing of  R$3.7 million in connection with Partnership I. As Partnership I had terminated in the year ended June 30.2016, for the year ended June 30, 2017, we did not have any comparable costs of leasing.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2017 was R$47.9 million, representing an increase of R$47.4 million as compared to R$441 thousand for the year ended June 30, 2016.

Selling expenses

Selling expenses increased R$3.9 million from R$2.7 million for the year ended June 30, 2016 to R$6.7 million for the year ended June 30, 2017, primarily as a result of the increase in freight and storage and processing expenses which reflects the amount of grain sold in the period from R$2.6 million for the year ended June 30, 2016 to R$5.3 million for the year ended June 30, 2017 and the reversal of provisions for onerous contracts totaling R$579 thousand in fiscal year 2016.

General and administrative expenses

General and administrative expenses increased R$1.9 million from R$28.9 million for the year ended June 30, 2016 to R$30.9 million for the year ended June 30, 2017. This increase was primarily a result of the of expenses regarding the operation in Paraguay, which is under spin-off processing and will be consolidated by BrasilAgro and 26.8% increase in professional fees paid to an independent appraisal report for valuation of land.

Other operating income (expenses), net

For the year ended June 30, 2016, other operating income, net amounted to R$2.8 million, which included a R$2.3 million gain for the discount obtained in the balance payable for the Alto Taquari Farm and R$2.2 million for the provision for legal proceedings partially offset by R$1.2 million of reversal of taxes. For the year ended June 30, 2017, other operating expenses, net, amounted to R$ 6.0 million, mainly due to the management fee reversal of Cresca, totaling R$3.3 million, and termination costs incurred in the period, referring to the resignation of the Chief Executive Officer.

Share of loss of a joint venture

For the year ended June 30, 2017, we recorded a loss of R$4.4 million related to the results in our investment in Cresca (a loss of R$511 thousand for the year ended June 30, 2016).

Financial income (expenses), net

Financial income decreased R$82.6 million from R$192.6 million for the year ended June 30, 2016 to R$110.1 million for the year ended June 30, 2017 and financial expenses decreased R$77.6 million from R$154.3 million for the year ended June 30, 2016 to R$76.6 million for the year ended June 30, 2017. The change in financial income (expenses), net is attributable mainly to:

i.                     The decrease in the gain on remeasurement of receivables from the sale of farms and machinery from R$22.5 million for the year ended June 30, 2016 to R$15.8 million for the year ended June 30, 2017 and the decrease in the loss on remeasurement of receivables from the sale of farms and machinery from R$12.6 million for the year ended June 30, 2016 to R$7.8 million for the year ended June 30, 2017, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$8.0 million was mainly due to an increase in the soybean price as well as the impact of the appreciation of the dollar on the soybean price used to calculate the fair value of receivables from sales of farms.
ii.                    The increase in foreign exchange income from R$8.9 million for the year ended June 30, 2016 to R$11.2 million for the year ended June 30, 2017 and the increase in foreign exchange expenses from R$8.7 million for the year ended

                June 30, 2016 to R$10.9 million for the year ended June 30, 2017, which resulted in a net gain of R$249 thousand for the year ended June 30, 2017. This increase in foreign exchange income, net refers mainly to the impact of the appreciation of the dollar on accounts receivable from Cresca.
iii.                  The decrease of R$53.9 million of realized and unrealized derivatives transactions income from R$116.2 million for the year ended June 30, 2016 to R$62.2 million for the year ended June 30, 2017 and the decrease of R$65.4 million of realized and unrealized derivatives transactions (expenses) from R$110.2 million for the year ended June 30, 2016 to R$44.8 million for the year ended June 30, 2017, which resulted in a net gain of R$5.9 million for the year ended June 30, 2016 and R$17.4 million for the year ended June 30, 2017. This variation reflects the commodities hedge operations result from an income of R$5.7 million for the year ended June 30, 2016 to R$9.7 million for the year ended June 30, 2017 and the impact of the exchange variation on cash from an income of R$11.6 million for the year ended June 30, 2016 to R$7.7 million for the year ended June 30, 2017. We partially converted cash into dollars in order to maintain purchasing power with regards to inputs, investments and new acquisitions, which have positive correlations with the U.S. currency.
iv.                  The decrease in interest on marketable securities and receivables from R$45.0 million for the year ended June 30, 2016 to R$20.8 million for the year ended June 30, 2017 in connection with the decrease of the cash position and the impact of the U.S. dollar exchange appreciation on the Cresca’s receivables.
v.                   The decrease in interest on marketable securities charges from R$9.9 million for the year ended June 30, 2016 to R$2.6 million for the year ended June 30, 2017 in connection with the decrease of the total amount of the long-term loans and financing to develop the farms.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$6.0 million for the year ended June 30, 2017 and of R$1.5 million for the same period in 2016. Current income and social contribution tax expenses decreased from R$16.0 million for the year ended June 30, 2016 to R$4.1 million for the year ended June 30, 2017, which was offset by a deferred income and social contribution tax gain of R$14.6 million for the year ended June 30, 2016, mainly related to the recognition of deferred loss tax carryforwards and a deferred income and social contribution tax loss of R$1.8 million for the year ended June 30, 2017.

Profit (loss) for the year

As a result of the above, profit for the year ended June 30, 2017, amounted to R$27.3 million as compared to R$8.0 million for the same period in 2016.

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
	Harvest (hectare)		Productivity (tons)		Revenue (R$ thousand)
	2016	2015	2016	2015	2016	2015
Grain	29,087	61,376	81,409	160,386	59,372	116,289
Sugarcane	12,117	8,196	1,075,183	830,204	83,628	52,925

Gain on sale of farms

For the year ended June 30, 2016, we did not sell any farm. On June 10, 2015, we sold 27,745 hectares of the Cremaq farm in the State of Piaui for R$270.0 million.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products varied from a profit of R$18.2 million for the year ended June 30, 2015 to a loss of R$12.6 million for the year ended June 30, 2016. This variation resulted mainly from the decrease in the fair value of biological assets and agricultural products of grains from a profit of R$6.0 million for the year ended June 30, 2015 to a loss of R$32.2 million for the year ended June 30, 2016. Such variation was mainly due to a severe drought in 2015 that hit the farms in Bahia and Piauí, and had a direct impact in the soybean yield from the farms in Bahia and Piauí as well as the first corn crop. In addition, the fair value of biological assets and agricultural products of sugarcane change from a gain of R$12.5 million for the year ended June 30, 2015 to a profit of R$19.5 million for the year ended June 30, 2016. Such variation was a result mainly from an increase in sugarcane areas (from 27,909 hectares to 28,018 hectares), adjustments in price (from R$71.03 to R$73.16) and assumptions of the cutting, carrying and transportation costs of sugarcane (from R$55.67 to R$54.99).

In fiscal year ended June 30, 2017, we applied the amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 41, Agriculture (“IAS 41”), which changed the accounting requirements for biological assets that fall within the definition of “bearer plants.” The effects of the application of such amendments have been retroactively applied as of July 1, 2014. See Note 2.27.1 to the audited consolidated financial statements.

(Impairment) reversal of impairment of net realizable value of agricultural products after harvest

We recognized an impairment of net realizable value of agricultural products after harvest of R$3.0 million for the year ended June 30, 2015.  While for the year ended June 30, 2016, we recognized a reversal of impairment of net realizable value of agricultural products after harvest of R$659 thousand. Such variations resulted from the reduction in the corn and soybean prices from the harvest time to the end of the respective fiscal year.

Cost of sales

Cost of sales decreased R$35.8 million from R$170.5 million for the year ended June 30, 2015 to R$134.7 million for the year ended June 30, 2016. Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

iii.                  Cost of soybean sold:  the cost of soybean sold decreased by R$63.0 million. Our average cost per ton of soybean sold increased 8.2% from R$876.87 per ton (corresponding to 113,172 tons at a total cost of R$99.2 million) for the year ended June 30, 2015 to R$948.46 per ton (corresponding to 38,132 tons at a total cost of R$36.2 million) for the year ended June 30, 2016.
iv.                  Cost of corn sold:  the cost of corn sold increased by R$3.0 million. Our average cost per ton of corn sold increased 33.8% from R$285.42 per ton (corresponding to 47,213 tons at a total cost of R$13.5 million) for the year ended June 30, 2015 to R$381.98 per ton (corresponding to 43,278 tons at a total cost of R$16.5 million) for the year ended June 30, 2016.
v.                   Cost of sugarcane sold:  the cost of sugarcane increased by R$22.8 million.  Our average cost per ton of sugarcane sold increased 10.6% from R$63.60 per ton (corresponding to 830,204 tons at a total cost of R$52.8 million) for the year ended June 30, 2015 to R$70.32 per ton (corresponding to 1,075,183 tons at a total cost of R$75.6 million) for the year ended June 30, 2016.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2016 was R$441 thousand, representing a decrease of R$212.0 million as compared to R$212.5 million for the year ended June 30, 2015.

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

Financial income (expenses), net

Financial income increased R$70.0 million from R$122.6 million for the year ended June 30, 2015 to R$192.6 million for the year ended June 30, 2016 and financial expenses increased R$64.4 million from R$89.9 million for the year ended June 30, 2015 to R$154.3 million for the year ended June 30, 2016. The change in financial income (expenses), net is attributable mainly to:

vi.                  The decrease in the gain on remeasurement of receivables from the sale of farms and machinery from R$41.5 million for the year ended June 30, 2015 to R$22.5 million for the year ended June 30, 2016 and the decrease in the loss on remeasurement of receivables.
vii.                The sale of farms and machinery from R$23.2 million for the year ended June 30, 2015 to R$12.6 million for the year ended June 30, 2016, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$9.8 million was mainly due to an increase in the soybean price as well as the impact of the appreciation of the dollar on the soybean price used to calculate the fair value of receivables from sales of farms.
viii.               The decrease in foreign exchange income from R$14.7 million for the year ended June 30, 2015 to R$8.9 million for the year ended June 30, 2016 and the increase in foreign exchange expenses from R$8.1 million for the year ended June 30, 2015 to R$8.7 million for the year ended June 30, 2016, which resulted in a net gain of R$195 thousand for the year ended June 30, 2016. This increase in foreign exchange income, net refers mainly to the impact of the appreciation of the dollar on accounts receivable from Cresca.
ix.                  The increase of R$63.9 million of realized and unrealized derivatives transactions income from R$52.3 million for the year ended June 30, 2015 to R$116.2 million for the year ended June 30, 2016 and the increase of R$70.3 million of realized and unrealized derivatives transactions (expenses) from R$39.9 million for the year ended June 30, 2015 to R$110.2 million for the year ended June 30, 2016, which resulted in a net gain of R$12.4 million for the year ended June 30, 2015 and R$5.9 million for the year ended June 30, 2016. This variation reflects the commodities hedge operations result from an income of R$10.5 million for the year ended June 30, 2015 to an expense of R$5.7 million for the year ended June 30, 2016 and the impact of the exchange variation on cash from an income of R$1.9 million for the year ended June 30, 2015 to R$11.6 million for the year ended June 30, 2016. We partially converted cash into dollars in order to maintain purchasing power with regards to inputs, investments and new acquisitions, which have positive correlations with the U.S. currency.
x.                   The increase in interest on marketable securities and receivables from R$14.0 million for the year ended June 30, 2015 to R$45.0 million for the year ended June 30, 2016 in connection with the increase of the interest on returns on cash investments and the impact of the U.S. dollar exchange variation on the Cresca’s receivables.
xi.                  The increase in interest on marketable charges from R$66 thousand for the year ended June 30, 2015 to R$9.9 million for the year ended June 30, 2016 in connection with the increase of the interest rates in the long-term loans and financing to develop the farms.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$1.5 million for the year ended June 30, 2016 and of R$12.6 million for the same period in 2015. Current income and social contribution tax expenses increased from R$9.3 million for the year ended June 30, 2015 to R$16.0 million for the year ended June 30, 2016, which was offset by a deferred income and social contribution tax gain of R$14.6 million for the year ended June 30, 2016, mainly related to the recognition of deferred loss tax carryforwards.

Profit (loss) for the year

As a result of the above, profit for the year ended June 30, 2016, amounted to R$8.0 million as compared to R$186.4 million for the same period in 2015.

B.                                                                  Liquidity and Capital Resources

As of June 30, 2017, we hold R$67.9 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American government bonds. Of the total amount of cash and cash equivalents, approximately R$9.9 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

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

The investments made in the fiscal year ended June 30, 2017 totaled R$18.3 million, all of which were used for the development of land for cultivation of grains.

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

The table below presents our cash flows for the periods indicated.

	Year ended June 30,
	2017	2016	2015
	(R$ thousand)
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	65,051	(6,440)	8,491
Net cash flows from (used in) investment activities	(13,527)	149,773	286
Net cash flows from (used in) financing activities	(61,930)	(164,749)	(19,902)
Net change in cash and cash equivalents	(10,406)	(21,416)	(11,125)

Years ended June 30, 2017 and 2016

Operating activities:  Net cash generated from operating activities was R$65.0 million for the year ended June 30, 2017 compared to a net cash used of R$6.4 million for the year ended June 30, 2016. This change was primarily due to: (i) increase in the derivative financial instruments from a cash used of R$9.7 million for the year ended June 30, 2016 to a cash generated of R$19.0 million for the year ended June 30, 2017; (ii) increase in cash generated on suppliers from R$6.5 million for the year ended June 30, 2016 to R$25.0 million for the year ended June 30, 2017; and (iii) decrease in unrealized foreign exchange loss, monetary variation and financial charges, net from a cash used of R$24.0 million for the year ended June 30, 2016 to R$8.5 million for the year ended June 30, 2016.

Investing activities:  Net cash used in investing activities was R$13.5 million for the year ended June 30, 2017 compared to a net cash generated of R$149.8 million for the year ended June 30, 2016. This change was mainly due to the increase of R$100.0 million in the cash used as a result of the acquisition of São José Farm in 2017.

Financing activities:  Net cash used in financing activities was R$61.9 million for the year ended June 30, 2017 compared to R$164.8 million in the same period in 2016. This decrease in net cash used was primarily due to: (i) a decrease of R$48.7 million of dividends paid to R$32.0 million in fiscal year 2017 from R$80.7 million in fiscal year 2016, (ii) a decrease in payments of installments of financed acquisition of farm from R$27.4 million in fiscal year 2016 to no such payments in fiscal year 2017; and (iii) a decrease of R$24.9 million in treasury stock acquired to R$14.7 million in the year ended June 30, 2017 (R$39.7 million in fiscal year 2016).

Years ended June 30, 2016 and 2015

Operating activities:  Net cash used in operating activities was R$6.4 million for the year ended June 30, 2016 compared to cash generated of R$8.5 million for the year ended June 30, 2015. This decrease net cash generated was primarily due to: (i) a decrease in gain (loss) on sale of farm from a loss of R$193.5 million in fiscal year 2015, which did not occur in fiscal year 2016 , and (ii) an increase in cash generated on trade accounts receivables from R$12.3 million for the year ended June 30, 2015 to R$46.9 million for the year ended June 30, 2016; which were partially offset by (iii) an increase in cash used in derivative financial instruments from a cash generated of R$5.9 million for the year ended June 30, 2015 to a cash used of R$9.7 million for the year ended June 30, 2016; and (iv) an increase in cash used in the taxes and social contribution from a cash generated of R$18.5 million for the year ended June 30, 2015 to a cash used of R$7.4 million for the year ended June 30, 2016.

Investing activities:  Net cash generated from investing activities was R$149.8 million for the year ended June 30, 2016 compared to R$0.3 million for the year ended June 30, 2015. This change was mainly due to the increase in cash generated from the redemption of (investment in) marketable securities to a cash generated of R$173.0 million is fiscal year 2016 from a cash used of R$27.5 million in fiscal year 2015, which was partially offset by cash received from sales of farms and assets from R$105.8 million in fiscal year 2015, which did not occur in fiscal year 2016.

Financing activities:  Net cash used in financing activities was R$164.7 million for the year ended June 30, 2016 compared to R$19.9 million in the same period in 2015. This increase was primarily due to (i) a R$80.7 million of dividends paid in fiscal year 2016, which did not occur in fiscal 2015, (ii) an increase of R$39.5 million in treasury stock acquired to R$39.7 million in the year ended June 30, 2016 (R$0.2 million in fiscal year 2015), and (iii) a decrease in proceeds from loans financing to R$71.6 million in the year ended June 30, 2016 (R$97.4 million in fiscal year 2015), which were partially offset by a decrease in payments of loans and financing to R$82.3 million in the year ended June 30, 2016 (R$101.4 million in fiscal year 2015).

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans and financing) was R$112.2 million as of June 30, 2017, as compared to R$99.9 million as of June 30, 2016. Our short-term indebtedness as of June 30, 2017 amounted to R$56.6 million, as compared to R$51.6 million as of June 30, 2016. Our long-term indebtedness as of June 30, 2017 was R$55.6 million, as compared to R$48.2 million on June 30, 2016. Of the total indebtedness outstanding as of June 30, 2017, 49.5% consisted of medium and long-term debt, as compared to 48.3% as of June 30, 2015.

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

All loans and financing agreements listed below are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank - BNB) that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. As of June 30, 2017, and 2016, our financing agreements had no financial covenants, but rather only operating clauses, and we are in compliance with all such operating clauses in all material respects

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2017.

Type of credit transaction	Creditor/ Transfer agent	Amount disbursed (R$ thousand)	Outstanding Balance (R$ thousand)	Interest rate	Final maturity	Current (R$ thousand)	Noncurrent (R$ thousand)

Financing for Agricultural Costs	Banco do Nordeste Brasil S.A. –BNB/ Banco Itaú Unibanco S.A.	35,087	10,703	9.50% to 12.75%/year	Nov-17	10,703	-
Working capital	Banco Safra	-	15,782	2.30% + 100% CDI/year	Jul-17	15,782	-
Working capital (USD)	Banco Itaú Unibanco S.A.	-	5,031	3,4875%/year	Aug-17	5,031	-
Financing of Sugarcane	Banco Santander	1,772	9,273	TJLP + 2.70% to 12.75%/year	Feb-20	8,248	1,025
Financing of Machinery and Equipment	Banco Itaú Unibanco S.A./Banco Rabobank	0,114	1,209	TJLP + 3.73%/year	May-22	1	1,208
Sugarcane Financing Leasing	Partnership III	5,773	3,284	6.92%/year	Nov-18	1,619	1,665
Financing Bahia Project	Banco HSBC	11,616	9,625	4.00% to 7.50%/year	Oct-20	3,131	6,494
Financing Bahia Project (Jaborandi)	Banco do Nordeste do Brasil S.A. – BNB/Banco Itaú Unibanco S.A.	45,483	36,473	TJLP + 3.45 and 4.45 SELIC + 3,45 8.50/year	Oct-20	12,105	24,368
Sugarcane Financing Leasing	Partnership IV	-	20,795	R$/Kg 0,6462	Jan-32	-	20,795
Total		99,845	112,175	-	-	56,620	55,555

Capital Expenditures

We are focused on the acquisition, development and exploitation of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2017 were R$121.7 million, of which R$17.9 million refer to construction in progress, mostly for the clearance of areas, R$100.0 million refer to acquisition of São José Farm in Maranhão and R$328 thousand refer to the opening and preparation of areas for cultivation.

Equity

Our total equity excluding non-controlling interest amounted to R$667.5 million as of June 30, 2017 and R$687.5 million as of June 30, 2016.

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

According to a report released in September 2017 by the United States Department of Agriculture (“USDA”), the soybean global production is forecast at a record 348.4 million tons for 2017 as Brazilian production estimate is raised to a record of 107.0 million tons on a larger area as lower prices are offset by the weaker exchange rate of the Real.  Also, the Real depreciation continues to provide farmers with an incentive for continued expansion of planted area in South America despite higher financing costs.

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

F.                                                                   Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2017:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
	(R$ thousand)
Trade accounts payables	37,805	—	—	—	37,805
Derivative financial instruments	3,978	—	—	—	3,978
Loans and financing(1)	55,001	14,763	15,129	3,203	88,096
Lease obligations	1,619	1,665	—	20,795	24,079
Payables for purchase of Nova Buriti	24,646	—	—	—	24,646
Transactions with related parties(2)	4,784	—	—	—	4,784

(1)   Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2017. See “Indebtedness and Cash and Cash Equivalents.”

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

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 2, 2017, and whose terms expire at our annual shareholders’ meeting to be held in 2017. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 2, 2017	57
Alejandro G. Elsztain	Director	October 2, 2017	51
Saul Zang	Director	October 2, 2017	71
Isaac Selim Sutton	Independent Director*	October 2, 2017	56
Carlos María Blousson	Director	October 2, 2017	54
Alejandro Casaretto	Director	October 2, 2017	65
João de Almeida Sampaio Filho	Independent Director*	October 2, 2017	52
Robert Gibbins	Independent Director*	October 2, 2017	48
Ricardo de Santos Freitas	Independent Director*	October 2, 2017	50

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

Carlo María Blousson-  holds a degree in agronomy from the University of Buenos Aires. He has held several positions at Cresud SACIFy A. since 1996. At the beginning of his career at that company, he held a position in the commercial department until his appointment as Commercial Director in 1999. Afterwards, he was responsible for the expansion of the company for the region until he was finally promoted to the post of International Chief Executive Officer in 2008. He was subsequently appointed Managing Director for operations in Argentina and Brazil, a position he has held since 2012. Prior to joining Cresud, Mr. Blousson worked at Vanexa Bursátil as a farm manager and technical consultant at Leucon S.A.

Alejandro Gustavo Casaretto-  joined Cresud S.A.C.I. A. A. in 1979, having held several positions related to the management of the company in matters related to agribusiness since his entry into the Company. Mr. Casaretto was appointed as director in several companies, such as Sociedad Anónima Carnes Pampeanas S.A. and Agro Uranga S.A.

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

Robert Gibbins- holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Robert has been advising and managing global macro and emerging market portfolios and investments for over 20 years and as the head portfolio manager for Autonomy’s global macro, private equity and real estate strategies is responsible for all of Autonomy’s investment activities. Previously, he was the head of Emerging Markets and Global Macro Proprietary Trading at Lehman Brothers from 1996 to 2003; from 1994 to 1996 he was responsible for FX and Interest rate trading within Northern Europe at Lehman Brothers. He began his career at JP Morgan in 1992.

Ricardo de Santos Freitas- holds a degree in Law and Ph.D. in Commercial Law from the University of São Paulo, is a founding partner at Freitas & Leite Law Firm, and specialized in financing and capital markets, as well as tax matters. Mr. Freitas worked as a lawyer at Hedging-Griffo Corretora de Valores S.A. and as a statutory executive responsible for the management of customer’s assets at Banco Intercap S.A. Currently he is the CEO and Chairman of Semp Toshiba Amazonas, where he also acted as administrative and financial vice president.

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

Executive Officers

Pursuant to our bylaws, we must have two to six executive officers who may or may not be shareholders and must all be Brazilian. Our executive officers are elected by our board of directors. We currently have two executive officers, who hold the following titles: chief executive officer and chief operating officer, and chief administrative officer and investor relations officer. Our executive officers are elected for a one-year term with the possibility of reelection, and they are required to remain in office until the election of their successors. Under Novo Mercado regulation, our executive officers are also required to sign an agreement to comply with the rules of the Novo Mercado prior to taking office.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title*	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief executive officer and Chief operating officer	November 7, 2016	Late October, 2017**	43
Gustavo Javier Lopez	Chief administrative officer and Investor relations officer	November 7 2016	Late October, 2017**	50

*      On August 18, 2016, after the resignation of our former Chief Executive and Investor Relations Officer, Julio Toledo Piza, André Guillaumon and Gustavo Javier Lopez were appointed by the Board of Directors to replace him as Chief Executive Officer and Investor Relations Officer, respectively. Afterwards, by means of the Board Meeting held on November 7, 2016, both André Guillaumon and Gustavo Javier Lopez were once again elected as Chief Executive Officer and Investor Relations Officer, respectively, for the current fiscal year.

**    The officers shall remain in office until the Directors’ Meeting to be held within five days from the Annual and Extraordinary General Meeting to be held on October 2, 2017.

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

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the 2017 fiscal year was R$9.5 million, comprised of a fixed amount of R$3.5 million and a bonus paid to our executive officers and members of our board of directors in the amount of R$6.0 million. The bonus to the board was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2017 fiscal year was R$0.2 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the directors, executive officers and selected employees of our company and our directly and indirectly controlled entities, and is limited to (2%) of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and could be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. In August 2015, our executive officers exercised stock options granted in the first tranche representing 233,689 shares of our capital stock, which were delivered to them in October 2015. As of June 30, 2017, no stock options have been exercised under either the second or third tranches. In September 2017, our executive officers exercised stock options representing 218,108 shares of our capital stock, representing the remaining stock options granted from the first, second and third tranches, which were delivered to them on October 2017. We do not expect to grant any further stock options under our stock option plan.

Long Term Incentive Plan based on Shares

Our Long-Term Stock-Based Incentive Plan (“LTIP” or “Plan”) was approved in August 2017, by the remuneration committee and the Company’s board of directors. Executive officers and other employees are eligible for the Plan, however members of the Board of Directors are not eligible.

In establishing the Plan, the Company seeks to strengthen the participants' commitment in achieving the annual goals, resulting in a short-term alignment of interests. Since the participants receive a bonus in our common shares, this causes the participants to aim at improving the results the Company and appreciation of the price of our common shares, aligning mid-term interests with the Company. Finally, there is a long-term alignment of interests, since the vesting period and the potential for valuation of our common shares under the LTIP Plan also encourage participants to generate better long-term results, as well as remain in the Company. The Plan helps retain key executives and key employees for a longer period, which is fundamental to the Company's long-term management and strategies.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Fabiano Nunes Ferrari	Fiscal Council member	October 2, 2017	October 2, 2018
Ivan Luvisotto Alexandre	Fiscal Council member	October 2, 2017	October 2, 2018
Débora de Souza Morsch	Fiscal Council member	October 2, 2017	October 2, 2018
Daniela Gadben	Fiscal Council alternate member	October 2, 2017	October 2, 2018
Marcos Paulo Passoni	Fiscal Council alternate member	October 2, 2017	October 2, 2018
Luciana Terezinha Simão Villela	Fiscal Council alternate member	October 2, 2017	October 2, 2018

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

Débora de Souza Morsch- graduated in Civil Engineering and Administration from Universidade Federal do Rio Grande do Sul (UFRGS). Ms. Morsch has a specialist degree in Capital Markets from Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Apimec-UFRGS) and in Construction Management from UFRGS. Ms. Morsch is a partner and director at Zenith Asset Management and has been a member of the board of Electro Aço Altona S/A.

Luciana Terezinha Simão Villela- holds a Law degree from the Catholic University of São Paulo and a Master degree in Tax. She is an associate attorney at Suchodolski Law Firm, and specializes in the fields of Taxes and Administrative Law.

All the current members and alternates of our fiscal council are up for reelection at the shareholder meeting held on October 2, 2017.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees.”

D.                  Employees

The table below shows the evolution in our fiscal year-end total number of employees from 2015 to 2017:

Location	2015	As of June 30, 2016	2017
Head Offices/São Paulo	53	58	51
Cremaq Farm (and Partnership II Farm)	32	-	-
Araucária Farm	12	11	9
Alto Taquari Farm (and Partnership III Farm)	7	8	8
Chaparral Farm	22	23	42
Nova Buriti Farm	3	3	2
Jatobá Farm	15	14	23
Preferência Farm	4	5	18
Partnership I	—	—	—
Partnership III	5	16	13
São José Farm (and Partnership IV Farm)	—	—	146
Total	153	138	312

The table below shows the evolution in the fiscal year-end total number of employees in each State where our farms are located from 2015 to 2017:

Location	2015	As of June 30, 2016	2017
Goiás	12	11	9
Mato Grosso	7	8	8
Bahia	41	42	83
Piauí	37	16	13
Maranhão	—	—	146
Minas Gerais	3	3	2
Total	100	80	261

The increase in the total number of employees for the year ended June 30, 2017 was mainly due to the fact that the São José farm was purchased and the Chaparral and Preferência farms needed several temporary employees to prepare the land for cultivation.

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2017.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(2)	09/30/2018(3) 11/30/2017(3)
Chaparral	FETAG-BA(1)	Profit Sharing Program Overtime compensation(2)	09/30/2018(3) 08/22/2018(3)
Jatobá	FETAG-BA	Profit Sharing Program Overtime compensation(2)	09/30/2018(3) 08/22/2018(3)
Preferência	FETAG-BA	Profit Sharing Program Overtime compensation(2)	09/30/2018(3) 08/22/2018(3)
Partnership II	Sindicato dos Trabalhadores Rurais de Ribeiro Gonçalves	Profit Sharing Program Overtime compensation(2)	08/23/2018(3) 08/22/2018(3)
Araucária	Sindicato dos Trabalhadores Rurais de Mineiros	Profit Sharing Program Overtime compensation(2)	03/19/2018 03/19/2018
Alto Taquari	Sindicato dos Trabalhadores Rurais de Alto Araguaia	Profit Sharing Program Overtime compensation(2)	05/12/2018(3) 05/12/2018(3)
São José	Sindicato dos Trabalhadores Rurais de Fortaleza dos Nogueiras	Profit Sharing Program Overtime compensation(2)	04/26/2018(3) Not yet signed(3)

 (1) State of Bahia Federation of Agricultural Workers (Federação dos Trabalhadores Agricultura do Estado da Bahia, or FETAG-BA).

(2)   Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

(3)   Under negotiation with the respective union.

E.                  Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of fiscal council as of September 30, 2017.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
Gustavo Javier Lopez	109,213	*	0
André Guillaumon	109,054	0	0
Directors
Eduardo S. Elsztain(1)	23,291,629	40.94	0
Alejandro G. Elsztain	189,400	*	0
Saul Zang	100	*	0
Isaac Selim Sutton	100	*	0
Gabriel Pablo Blasi	100	*	0
João de Almeida Sampaio Filho	100	*	0
David Alberto Perednik	0	0	0
Ricardo de Santos Freitas	0	0	0
Fábio Schuler Medeiros	0	0	0
Fiscal Council Members
Fabiano Nunes Ferrari	0	0	0
Ivan Luvisotto Alexandre	0	0	0
Débora de Souza Morsch	0	0	0

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

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS The table below sets forth information relating to the ownership of our common shares as of September 30, 2017.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(5)	Percentage (%) (including warrants)(4)
Cresud(1)	23,150,050	40.69	32,983,610	46.38
Agro Investment and Agro Managers(2)	141,471	0.25	383,916	0.54
Autonomy Capital (Jersey) LP(3)	5,468,210	9.61	5,468,210	7.69
Elie Horn/Cape Town(4)	3,274,600	5.76	6,830,157	9.60
Cape Town LLC	2,640,300	4.64	6,195,857	8.71
Elie Horn	634,300	1.11	634,300	0.89
Directors and Executive Officers (other than Mr. Eduardo Elsztain)	247,267	0.43	247,267	0.35
Treasury	3,086,748	5.43	3,086,748	4.34
Others	21,520,570	37.83	22,111,237	31.09
Total	56,888,916	100.0	71,111,145	100.0

(1)   As of September 30, 2017, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 30.79% of the capital stock of Cresud . Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to these shares.

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

(3)   Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a member of our board of directors.

(4)   Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(5)   Gives effect to the potential issuance of 14,222,229 common shares in connection with the 256,000 first issuance warrants that may be exercised until April 27, 2021. All warrants are held by Cresud, Agro Investment, Agro Managers and Cape Town LLC. See “Item 10—Additional Information—Description of Outstanding Warrants.”

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

As of September 30, 2017, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 30.88% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

Major Changes in Share Ownership

Purchase and Sale of our Common Shares by Banco Fator

On April 15, 2013, Banco Fator bought 1,090,800 of our common shares through the B3. Prior to the acquisition, Banco Fator held 1,995,700, or 3.4%, of our outstanding common shares. Immediately after the acquisition, it held 3,086,500, or 5.3%, of our outstanding common shares.

On February 14, 2014, Banco Fator S.A. sold 670,000 of our common shares through the BM&FBOVESPA. Prior to the sale, Banco Fator S.A. held 3,257,800, or 5.6%, of our outstanding common shares. Immediately after the sale, it held 2,587,800, or 4.4%, of our outstanding common shares.

Purchase and Sale of our Common Shares by CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado

On October 23, 2014, CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado bought 2,126,900 of our common shares through the B3. Prior to the acquisition, it held 870,500, or 1.5% of our outstanding common shares. Immediately after the acquisition, it held 2,997,400, or 5.1%, of our outstanding common shares.

On December 16, 2015, CSHG Commodities Fundo de Investimento Multimercado - Crédito Privado sold 1,611,000 of our common shares through the B3. Prior to the sale, it held 3,652,900, or 3.4% of our outstanding common shares. Immediately after the sale, it held 2,041,900, or 3.5%, of our outstanding common shares.

Purchase and Sale of our Common Shares by Autonomy Capital (Jersey) LP

On November 13, 2015, Autonomy Capital (Jersey) LP (“Autonomy Capital”) bought 1,668,800 of our common shares through the B3. Prior to the acquisition, Autonomy held 2,231,500, or 3.8%, of our outstanding common shares. Immediately after the acquisition, it held 3,900,300, or 6.7%, of our outstanding common shares.

On February 10, 2016, Autonomy Capital bought 4,330,000 of our common shares through the B3. Prior to the acquisition, Autonomy held 4,455,300, or 7.7%, of our outstanding common shares. Immediately after the acquisition, it held 8,785,300, or 15.1%, of our outstanding common shares.

On April 27, 2016, Autonomy Capital sold 79,400 of our common shares through the B3. Prior to the sale, Autonomy held 8,785,300 or 15.1%, of our outstanding common shares. Immediately after the sale, it held 8,705,900, or 15.0%, of our outstanding common shares.

On September 19, 2017, Autonomy Capital sold 600,000 of our common shares through the B3. Prior to the sale, Autonomy held 5,765,200 or 10.13%, of our outstanding common shares. Immediately after the sale, it held 5,165,200 or 9.08%, of our outstanding common shares.

On September 22, 2017, Autonomy Capital bought 2,566,800 of our common shares through the B3. Prior to the sale, Autonomy held 5,165,200 or 9.08%, of our outstanding common shares. Immediately after the sale, it held 7,732,000 or 13.59%, of our outstanding common shares.

On October 6, 2017, Autonomy Capital sold 2,263,790 of our common shares through the B3. Prior to the sale, Autonomy held 7,732,000 or 13.59%, of our outstanding common shares. Immediately after the sale, it held 5,468,210 or 9.61%, of our outstanding common shares.

Purchase and Sale of our Common Shares by JP Morgan Whitefriars Inc.

On November 13, 2015, JP Morgan Whitefriars bought 1,668,800 of our common shares through the B3. Prior to the acquisition, JP Morgan Whitefriars held 2,231,500, or 3.8%, of our outstanding common shares. Immediately after the acquisition, it held 3,900,300, or 6.7%, of our outstanding common shares.

On February 18, 2016, JP Morgan Whitefriars sold 3,900,300 of our common shares through the B3. Prior to the sale, JP Morgan Whitefriars held 3,900,300 or 3.8%, of our outstanding common shares. Immediately after the sale, it held zero, or 0.0%, of our outstanding common shares.

ADRs

On September 30, 2017, we had 1,461,728 shares representing ADRs, which were held in the United States by one holder of record.

B.                                                                  Related Party Transactions

We adhere to the corporate governance practices recommended and required under applicable law, including under the rules and regulations of the Novo Mercado and the B3 and Brazilian corporate law.

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

We, our shareholders, our directors and officers, and the members of our fiscal council, when active, should submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the B3, the provisions of Brazilian corporate law, our bylaws, the rules of the National Monetary Council, or Conselho Monetário Nacional (“CMN”) and the Central Bank, the regulations of the Securities Commission, or Comissão de Valores Mobiliários (“CVM”), and the B3 and other rules generally applicable to the Brazilian capital markets. Any such dispute should be settled by arbitration carried out before B3 Arbitration Chamber.

According to Chapter 12 of these rules, the parties may consent to agree to use another arbitration chamber or forum to resolve their disputes.

Cresca Acquisition and dissolution

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

On April 7, 2014, Cresca sold 24,624 undeveloped hectares.

On October 5, 2016, we entered into an agreement with Carlos Casado, our partner in Cresca at the time, pursuant to which we agreed to try to sell all the land that Cresca owned for a 120-day period as of the execution date of the aforementioned agreement. Further to the provisions of the agreement, we and Carlos Casado also agreed to split ownership of the land among us and Carlos Casado  if either party failed to dispose of the totality of the land within the 120-day period.

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we will separate and divide the assets and liabilities of Cresca, and Cresca will distribute them to us and to Carlos Casado. As of June 30, 2017, Cresca owns 117,307 hectares of which approximately 60,000 hectares are suitable for agricultural purposes. We plan to contribute such assets and liabilities to our newly incorporated wholly owned subsidiary, Agropecuaria Morotí S.A. Further, we created a company called Palmeiras S.A. to operate the piece of land that is currently owned by Cresca which will eventually be distributed to us and contributed to Morotí.

 We are currently waiting for the conclusion of the registration of Morotí with the proper local governmental authorities in Paraguay. Once registration is complete, the assets and liabilities will be  transferred to Morotí and we will own 59,490 hectares of which 29,745 are suitable for agricultural purposes. During the planting season for our 2016/2017 crop year, we planted 2,321 hectares of soybean, 1,737 hectares of corn, 3,206 hectares of other grains and 2,167 hectares of pasture in the farm in  Paraguay, which will be contributed to Morotí.

For more information, see Note 1.6 to the financial statements included in this Annual Report on Form 20-F.

C.                                                                  Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.                                                                  Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2017, we were plaintiffs or defendants in 85 pending legal and administrative proceedings, of which 6 are environmental proceedings, 52 are labor proceedings, 11 are tax proceedings, 16 are civil proceedings, and one is criminal.

As of June 30, 2017, we had total provisions of R$1.6 million for probable losses, including R$1.4 million for labor proceedings and R$195 thousand for tax proceedings. We believe that our provisions for contingencies are sufficient for purposes with covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

The labor proceedings include claims filed by former employees and third party contractors. In most cases, the Company and its subsidiaries are vicariously liable for claims by third party contractors, since the discussion involves possible rights between outsourcing companies and their former employees.

As of June 30, 2017, we reverted a provision at the amount of R$1.1 million based on the opinion of external legal advisors who identified favorable court precedents with respect to the alleged levy of social contribution taxes on the compensation paid to our members of the Board who are foreigners. This amount is represented both by judicial proceedings (labor and fiscal matters) that have probable chances of loss and by processes with possible chances of loss.

We do not expect probable losses to result from our civil, environmental and criminal proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2017, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and/or the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings involving amounts exceeding R$500 thousand):

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

We are co-defendants in an action for damages brought on March 14, 2013 by Liliana Marchio Silva, widow of Hailton Paz da Silva, who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013, and we are waiting for the summoning of Mr. Ronaldo Rodrigues de Souza to be co-defendant on the proceeding. We are also waiting for the decision that will start the evidence phase in the proceedings. The total amount involved in the suit, as claimed by the plaintiff, is R$1.3 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

In April 2014, BrasilAgro was summoned in suits for damages filed by Lindeval Ribeiro do Bonfim. The plaintiff claims repair for alleged material and moral damages, loss of profits, life alimony support and esthetical damages arising from labor accident occurred at Cremaq Farm. We presented a plea for the case files to be remitted to the Labor Judge. On April 12, 2017 the parties reached an agreement to settle the dispute between the parties. Brasilagro accepted to pay the amount of R$ 472,500 to Mr. Lindeval, and on June 22, 2017, Brasilagro filed a motion proving the payment of the total amount due pursuant to the agreement and requested the dismissal of the case.

Tax Proceedings

On June 30, 2017, the Company has judicial and administrative tax claims in the amount of R$4.3 million mainly related to proceedings whose merit is related to:  (i) demonstration of noncompliance aiming to reform the decision order which has partially approved the credit of negative balance of income tax related to the fourth quarter of 2007 and, as a consequence, has not approved offsets carried out by the Company relating to such credits; (ii) Annulment action filed aiming to the annulment of tax credit related to monthly estimates of IRPJ and CSLL for the period of January 2012; (iii) Notice of infraction drafted aiming to the collection of tax credit related to ICMS levying on products exported by the Company; (iv) Notice of Infraction drafted aiming to the collection of tax credit; (v) Notice of Infraction drafted aiming to the collection of tax credit related to ICMS, and (vi) Notice of Infraction drafted aiming to the collection of tax credit of ICMS, to the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of export, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods.

Environmental Proceedings

We were defendants in an environmental administrative claim filed on November 25, 2009 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (IBAMA) involving the total historical amount of R$3.2 million under the argument that we have deforested a permanent preservation area. The IBAMA notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013, we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to the court deposit, the payment of the fine is suspended until final judgment in the case. In June 2015, a favorable decision was enacted in the first instance, decreasing the annulment of the infraction notice and cancellation of the fine. Ibama has submitted an appeal in order to revert such decision. On March 30, 2016, we filed a petition requesting the replacement of the deposit for a letter of guarantee corresponding to the amount of R$7.94 million (updated value of the deposit plus 30%, according to the article 848 of the Brazilian Civil Procedure Code). On August 29, 2016, the court granted the replacement of the guarantee. IBAMA filed an appeal which is also pending for judgment. Despite of the file of the appeal, we have succeeded in withdrawing the amount from the Court’s account (R$5.75 million). For the time being, we are awaiting the judgment of IBAMA’s appeals.  Considering there has been a favorable decision at the lower court level in this particular lawsuit, our chances of loss have been classified as remote.

Administrative Proceedings involving our Controlling Shareholder and Directors

On July 1, 2017, the Office of Public Company Supervision of the CVM pressed charges relating to insider trading against the Company and two of its executive officers, due to transactions with shares issued by the Company during the so-called “blackout period” set forth under paragraph 4, article 13, of CVM Rule No. 358/2002. According to said charges, considering the moment of the transaction (just before the disclosure of the Company’s earnings releases for the quarter ended on September 30, 2016), it would be possible to “assume that the transactions were made based on information that could be considered material”, which would have generated an alleged and potential financial profit to the Company of less than $7,000.00 ( seven thousand reais). Based on that, the Company has submitted, along with the executive officers, the defense on September 6, 2017, by means of which we explained the reasons why we believe there was no use of material information, nor was there the intention of gaining profit based on that information. In this same opportunity, and pursuant Law No. 6.385, of December 8, 1976, and the CVM Resolution No  390, of May 8, 2001, we kept open the possibility to eventually present a proposal of settlement agreement. In case the proposal of settlement agreement is presented, this administrative proceeding will be suspended while the CVM analyzes its acceptance or refusal, and until its effective execution, if it is accepted. On the other hand, in the event a settlement agreement is not entered into, the CVM’s Board of Commissioners will analyze the case and will decide on the matter. Afterwards, it is still possible to submit an appeal to the Council of Appeals of the National Financial System.

There is no amount provisioned for this administrative proceeding.

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

The distribution of dividends for the year ended June 30, 2017 was approved at our shareholders’ meeting held on October 2, 2017 in the amount of R$12.9 million, or R$0.27 (or US$0.07) per share. The payment of dividends shall be paid to shareholders on October 30, 2017,  for holders of record of our shares as of October 2, 2017.

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

Legal reserve:  Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2017, we had R$10.4 million allocated to legal reserve.

Contingency reserve:  Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2017, we had no contingency reserve.

Fiscal subsidies reserve:  The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2017, we had no fiscal subsidies reserve.

Investment and expansion reserve:  Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2017, we had R$58.2 million allocated to investment and expansion reserve.

Retained earnings reserve:  Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2017, we had no funds allocated to retained earnings reserves.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes:  (i) to offset losses that exceed the retained earnings and income reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2017, we had R$1.5 million allocated to a capital reserve.

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2017 was approved at our shareholders’ meeting held on October 2, 2017 in the amount of R$13.0 million, or R$0.27 (or US$0.07) per share. The payment of dividends shall be paid to shareholders on October 30, 2017,  for holders of record of our shares as of October 2, 2017.

The distribution of dividends for the year ended June 30, 2016 was approved at our shareholders’ meeting held on October 21, 2016 in the amount of R$10.0 million, or R$0.18 (or US$0.06) per share and at our extraordinary shareholders’ meeting held on November 07, 2016 in the amount of R$22.0 million, or R$0.40 (or US$0.12) per share, totaling the amount of R$32.0 million or R$0.58 (or US$ 0.18) per share.

The distribution of dividends for the year ended June 30, 2015 was approved at our shareholders’ meeting held on October 28, 2015 in the amount of R$80.7 million, or R$1.3977 (or US$0.3603) per share.

The distribution of dividends for the year ended June 30, 2013 was approved at our shareholders’ meeting held on October 29, 2013 in the amount of R$5.9 million, or R$0.10 (or US$0.05) per share.

For the year ended June 30, 2014 there was no distribution of dividends to our shareholders as we recorded a loss.

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

ITEM 9—THE OFFER AND LISTING

A.                                                                  Offer and listing details Price History of our Common Shares and ADRs

Our common shares began trading on the Novo Mercado market segment of the B3 on May 15, 2006 under the symbol AGRO3. The ISIN for our common shares is BRAGROACNOR7.

The following table shows the low and high trading prices of our common shares for the five most recent full fiscal years:

	B3
Year ended June 30,	High	Low
	(in R$ per common share)
2013	11.63	9.45
2014	10.44	6.86
2015	11.19	6.91
2016	13.28	8.75
2017	13.03	11.01

Source:    Bloomberg

The following table shows the low and high trading prices of our common shares for each calendar quarter since July 1, 2015:

	B3
Quarterly period ended	High	Low
	(in R$ per common share)
March 31, 2015	9.07	8.20
June 30, 2015	11.80	8.60
September 30, 2015	11.49	10.26
December 31, 2015	13.89	10.20
March 31, 2016	11.48	8.71
June 30, 2016	12.70	10.90
September 30, 2016	13.29	10.75
December 31, 2016	11.50	9.40
March 31, 2017	12.88	10.85
June 30, 2017	13.06	10.90
September 30, 2017	13.70	11.61

Source:    Bloomberg

The following table shows the low and high trading prices of our common shares for each month indicated below:

	B3
Monthly period	High	Low
	(in R$ per common share)
April 2017	12.85	11.87
May 2017	13.06	11.90
June 2017	12.39	11.61
July 2017	12.44	11.65
August 2017	12.44	11.65
September 2017	13.70	12.15

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

The following table shows the low and high trading prices of our ADRs for each fiscal year since our ADRs were listed on the NYSE:

	NYSE
Year ended June 30,	High	Low
	(in US$ per ADR)
2014	5.47	3.84
2015	4.40	2.60
2016	3.60	2.20
2017	4.06	3.65

Source:    Bloomberg

The following table shows the low and high trading prices of our ADRs since July 1, 2015:

	NYSE
Quarterly period ended	High	Low
	(in US$ per ADR)
September 30, 2015	3.93	2.70
December 31, 2015	3.70	2.66
March 31, 2016	3.29	2.15
June 30, 2016	3.69	2.99
September 30, 2016	4.11	3.25
December 31, 2016	3.66	2.72
March 31, 2017	4.09	3.04
June 30, 2017	4.19	3.45
September 30, 2017	4.30	3.56

Source:    Bloomberg

The following table shows the low and high trading prices of our ADRs for each month indicated below:

	NYSE
Monthly period	High	Low
	(in US$ per ADR)
April 2017	4.10	3.70
May 2017	4.19	3.45
June 2017	3.98	3.66
July 2017	3.84	3.56
August 2017	3.90	3.69
September 2017	4.30	3.83

Source:    Bloomberg

As of June 30, 2017, we had 9,691,978 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

Investments in our Common Shares by Non-residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, on the B3, provided that they comply with the registration requirements set forth in Resolution No. 4,373 and CVM Instruction 325.

Except for certain limited exceptions, Resolution No. 4,373 sets forth that investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a Brazilian stock, futures or organized OTC market. Investments and remittances outside Brazil of gains, dividends, profits or other payments derived from our common shares are made by means of the foreign exchange market.

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

•         appoint a representative in Brazil with powers to take actions relating to the investment;

•         obtain a taxpayer identification number from the Brazilian tax authorities;

•         appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and

•         by means of its representative, register himself as a foreign investor at CVM and the investment at the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are as a general rule restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized OTC markets licensed by the CVM.

Foreign direct investors under Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131, may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains. Particularly in this regard, please refer to “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

A foreign direct investor under Law No. 4,131 must:

•         register himself as a foreign direct investor at the Central Bank;

•         obtain a taxpayer identification number from the Brazilian tax authorities;

•         appoint a tax representative in Brazil; and  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

B.                                                                       Plan of Distribution

Not applicable.

C.                                                                  Markets

Our common shares are traded on the Novo Mercado listing segment of B3 under the symbol “AGRO3.” Our ADRs are traded on New York Stock Exchange (NYSE) under the symbol “LND”.

Trading on the B3

B3 concentrates all trading activities of shares and commodities in Brazil. Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. (local time) on an electronic trading system called Megabolsa. Trading is also conducted between 5:30 p.m. and 6:00 p.m. (local time) in an after-market system connected to both traditional broker dealers and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

In order to maintain control over the fluctuation of the B3 index, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the B3 index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session. In addition, in case the B3 index falls below the 20% mark, the B3 may suspend trading sessions for a period of time to be established at its discretion at the time said lower mark is reached.

When investors trade shares on the B3, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, the Central Depository B3, which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the B3, financial settlement is carried out through the system of transfer of funds of the Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 custody system. All deliveries against final payment are irrevocable.

The Novo Mercado segment

The Novo Mercado is a stock market segment of the B3 intended for companies meeting certain requirements and agreeing to adhere to heightened corporate governance rules. The principal Novo Mercado rules and requirements are summarized as follows:

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The B3, which is the principal Brazilian stock exchange, had a market capitalization of R$2.32 trillion (US$0.71 trillion) at December 31, 2016 and an average daily trading volume of R$7.4 billion (US$2.27 billion) for 2016. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$20.2 trillion at December 31, 2016 and the NYSE recorded an average daily trading volume of US$10.8 billion for 2016. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 72.0% of the aggregate market capitalization of the B3 at December 31, 2016. The ten most widely traded stocks in terms of trading volume accounted for approximately 43.0% of all shares traded on the B3 in 2016. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

Regulation of Brazilian securities markets

The Brazilian securities market is governed by the CVM, as provided for by Law No. 6,385, dated December 7, 1976, as amended, or the Brazilian Securities Exchange Law, and Brazilian corporate law. The CVM is responsible for granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Law and Law No. 4,595, dated December 31, 1964, as amended. These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian corporate law, a company is required to be publicly held, or companhia aberta, before listing its shares. All publicly held companies are registered with the CVM and are subject to reporting requirements in order to periodically disclose information and material facts. A company registered with the CVM may trade its securities either on the Brazilian exchange markets, including the B3, or in the Brazilian OTC market. Shares of companies listed on B3 may not simultaneously trade on the Brazilian OTC market. The OTC market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary.

No special application, other than registration with the CVM (or, in case of organized OTC markets, registration with the applicable one), is necessary for securities of a public company to be traded in this market. To be listed on the B3, a company must apply for registration at the B3 and the CVM.

The trading of securities on B3 may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended upon the initiative of the B3 or the CVM based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries raised by the CVM or the B3, among other reasons.

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

On April 10, 2006, we and our principal shareholders entered into the Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado) with B3. Also, as required under the Novo Mercado listing regulations, all our directors, officers and members of our fiscal council have undertaken to abide by the rules set forth in the Novo Mercado Participation Agreement and by the Novo Mercado listing segment rules and regulations applicable to each of them.

Our common shares are traded on the Novo Mercado listing segment of B3 under the symbol “AGRO3.” In September 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.” In November 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on New York Stock Exchange (NYSE) under the symbol “LND”.

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

As of June 30, 2017, our fully paid capital stock was R$584.2 million, divided into 56,888,916 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

Shareholders’ Meetings

Pursuant to Brazilian corporate law, our shareholders have the power to take any action and approve any resolutions related to our activities at shareholders’ meetings, provided that such meetings have been convened pursuant to the terms and procedures described in Brazilian corporate law and in our bylaws. It is the exclusive prerogative of the annual shareholders’ meeting (assembleia geral ordinária) to review management’s account of corporate activities; approve our financial statements; and determine the allocation of our net income and the payment of dividends with respect to the previous fiscal year. Members of our board of directors and fiscal council are also usually appointed at the annual shareholders’ meeting, although such appointments may also take place at special shareholders’ meetings.

Our shareholders may also convene special shareholders’ meetings, which may be held concurrently with the annual shareholders’ meeting or at any time of the year.

The following actions, among others, may be taken exclusively at shareholders’ meetings:  (i) approval of amendments to the bylaws; (ii) approval of management accounts and financial statements; (iii) appointment and dismissal of members of our board of directors and fiscal council; (iv) the establishment of the aggregate compensation of the board of directors, executive officers and fiscal council; (v) approval of the company’s dissolution, motion for bankruptcy or judicial or out-of-court reorganization proceedings, liquidation, merger, spin-off, or consolidation with any other company, and any share mergers; (vi) approval of pro rata share distributions to current shareholders, stock splits and reserve stock splits; (vii) approval of stock option plans and similar arrangements for our management and employees, and for the managers and employees of our direct or indirect subsidiaries; (viii) approval of management’s proposals regarding allocation of net income and distribution of dividends; (ix) approval of capital increase over the limit authorized in our bylaws; (x) appointment of liquidators and members of the fiscal council during liquidation proceedings; (xi) approval of the cancellation of our registration as a publicly-held company at CVM; (xii) approval of our delisting from the Novo Mercado listing segment; (xiii) approval of engagement of an appraiser to evaluate the value of our shares in case of cancellation of our registration as a public company at CVM or our delisting from the Novo Mercado listing segment; and (xiv) the passing of resolutions on any matter submitted to the shareholders’ meeting by our board of directors.

Shareholders’ meetings are not allowed to circumvent certain specific shareholder rights enumerated in Brazilian corporate law. See “Item 10—Additional Information—Rights of Common Shares,” above.

Quorum

As a general rule, Brazilian corporate law provides the need of shareholders representing at least 25% of our voting capital stock in order for a company to able to convene a shareholders’ meeting on first call, except if the meeting is called to amending our bylaws, in which case two thirds of our voting capital stock shall be required on first call. In either case, if the applicable quorum is not reached on first call, any percentage will suffice to convene the meeting on second call.

Approval of resolutions at shareholders’ meetings generally requires the affirmative vote of shareholders representing at least the majority of common shares attending the meeting, either in person or represented by a proxy. Non-voting shares are disregarded for purposes of calculating the majority.

The Novo Mercado listing rules require, for the approval of certain issues, such as to retain a specialized firm to prepare a valuation report with respect to the value of our common shares in the event of delisting from the Mercado Novo listing segment or cancelling our registration as a publicly-held company, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares (the “Outstanding Shares”) present at a shareholders’ meeting. In such events, the shareholders’ meeting must count on the presence of shareholders representing at least 20% of our Outstanding Shares on first call, or on the presence of any percentage of our Outstanding Shares on second call, with blank votes not taken into account and with one vote entitled to each share. For these purposes, Outstanding Shares within the meaning set forth in the Novo Mercado Participation Agreement and Novo Mercado listing segment regulations means all our issued and outstanding shares, provide, however, with the exclusion of, (i) the shares held by any controlling shareholders or by affiliates of such controlling shareholders, (ii) the shares held by our managers, and (iii) treasury shares. See “Item 10—Additional Information—Delisting from the Novo Mercado” for additional information on this matter.

Notice of Shareholders’ Meetings

Brazilian corporate law requires that previous notice of any shareholders’ meeting be published on three different dates on federal or state official gazette and another newspaper of high circulation in the state of the corporate offices. As a general rule, our company publishes meetings notices on the Official Gazette of the state of São Paulo (Diário Oficial do Estado de São Paulo) and the newspaper O Estado de São Paulo. The first notice must be published no later than 15 days prior to the date of  when meeting on first call is schedule to take place, and no later than eight days in advance to the date of the shareholders’ meeting on second call. In certain circumstances, the CVM may require that the first notice for the shareholders’ meeting to be published no later than 30 days prior to the shareholders’ meeting. Nevertheless, CVM may also require, upon shareholder request, up to 15 additional days between such prior notice and any special shareholders’ meeting, in order to enable such shareholder to having enough time to analyze the matters to be discussed at the meeting. In addition, our bylaws require that a shareholders’ meeting to be convened to decide on the cancellation of our registration as a public company with the CVM or our delisting from the Novo Mercado listing segment must be called at least 30 days prior to the shareholders’ meeting. The notice on the shareholders’ meeting must contain the agenda, date and venue of the meeting, and (if applicable) the nature of the proposed bylaws amendments.

Venue

Our shareholders’ meetings take place at our head office in the city of São Paulo, in the state of São Paulo. Brazilian corporate law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ Meetings

As a general rule, Shareholders’ meetings are called by our board of directors, although they may also be called by the following:  (i) any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our bylaws; (ii) holders of at least 5% of our capital stock, if our directors fail to call a meeting within eight days following receipt of a justified request to call the meeting by those shareholders, indicating the proposed agenda; (iii) holders of at least 5% of our capital stock if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to establish the fiscal council; and (iv) our fiscal council (if already established), if our board of directors fails to call an annual shareholders’ meeting within one calendar month after the date it was required to do so under applicable laws. The fiscal council (if already established) may also call a special shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Conditions of Admission to a Shareholders’ Meeting

In order to attend and vote at shareholders’ meetings, shareholders must identify themselves and, 72 hours before the meeting, provide evidence of proper title to the voting shares, issued by the financial institution responsible for the bookkeeping of our shares, no earlier than five days before expiration off the 72-hour deadline mentioned herein. A shareholder may be represented at a shareholders’ meeting by a proxy, provided that such proxy has been appointed less than one year before the meeting. Only attorneys, financial institutions, other shareholders, and our executive officers and directors can act as proxies for our shareholders. An investment fund must be represented by its officers.

Management and Fiscal Council

Pursuant to our bylaws, and in accordance with Brazilian corporate law and the Novo Mercado listing rules, we are governed by our board of directors (conselho de administração) and executive officers (diretoria).

Our bylaws require that our board of directors comprise of at least of five and not less than to nine directors. Currently, our board of directors has nine members, of which four are independent directors under the Novo Mercado listing rules, unrelated to our principal shareholders or to us. Our board members are elected by our shareholders at the annual shareholders’ meeting, for a period of two consecutive years, reelection being permitted. We have also recently suggested the inclusion of two alternate members to comprise the board of directors in the event any of the sitting members resign.

According to our Bylaws, our board of directors may establish one or more technical or advisory committees for specific purpose and with specific duties, whose members may or may not include our officers or executive officers. Our board of directors must establish the rules applicable to those committees, including rules for their composition, mandates, compensation and operation. Such committees are advisory committees and not deliberative by nature.

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

Under applicable law, if there is no request for cumulative voting, the shareholders’ meeting will vote based on a previously registered list, assuring shareholders that individually or collectively hold at least 15% of our common shares, in a separate vote, the right to elect one director and his or her alternate. Notwithstanding the foregoing, at a meeting held on November 4, 2006, CVM Board has decided to maintain the interpretation of section 141, fifth paragraph, of Brazilian Federal Law No. 6,404/76 expressed at the meeting held on November 8, 2005 (CVM Case RJ2005/5664), which, in those cases whereupon the Company has only issued shares with voting rights, the majority of holders holding at least 10% of the total voting shares will have the right to elect and remove a member and his alternate from the Board of Directors, by a separate vote at the general meeting, excluding the controlling shareholder.

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

Pursuant to our bylaws, our fiscal council is permanent, has the powers and attributions conferred upon it by law and is also incumbent upon exercising the role of Audit Committee, in accordance with the Sarbanes Oxley Act and the rules issued by the SEC. The fiscal council members are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be comprised by three to five effective sitting members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held on October 2, 2017 to approve the management accounts and financial statements for the fiscal year ended June 30, 2017. We have already proposed their reelection for the next annual shareholders’ meeting to be held on October 2, 2017.

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

•         take advantage of any commercial opportunity for his or her own benefit or for the benefit of a third party at the expense of the company when he or she was informed about  such opportunity by virtue of his or her position as a director;

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

Allocation of Net Income and Dividend Distributions

Before each annual shareholders’ meeting, our directors and executive officers are required to recommend how to allocate our net income, from the preceding financial year (if any). This allocation is subject to the approval of our shareholders. Brazilian corporate law defines “net income” for any particular financial year as net income after income and social contribution taxes for that financial year, net of any accumulated losses from prior financial years and any amounts allocated to employees’ and management’s participation in our net income in such financial year.

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

The right to withdraw expires 30 days after the publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the aforementioned  period if we determine that the redemption of the shares of dissenting shareholders would jeopardize our financial situation.

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

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to participate in any issue of new shares, in proportion to its holding at such time. However, the conversion of debentures into shares, the granting of options to purchase or subscribe for shares and the issue of shares as a result of the exercise of such options, are not subject to preemptive rights. Our shareholders are also entitled to preemptive rights in any issue of convertible debentures or offerings of shares or warranties issued by us. Shareholders have a period of at least 30 days after the publication of notice of the issue of shares, convertible debentures and warrants to exercise their preemptive rights. In addition, such preemptive rights may be transferred or disposed of for value. Under the terms of Article 172 of Brazilian corporate law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issue of new shares, debentures convertible into shares and warrants up to the limit of our authorized share capital, if the distribution of those securities is conducted in a stock exchange, or through a public offering, an exchange offer for shares or tender offer the purpose of which is to acquire control of another company. Please refer to “Item 3—Key Information—Risk Factors—Risks Relating to the Offering and Our Common Shares—A holder of our common shares not residing in Brazil might be unable to exercise preemptive rights with respect to the common shares” for additional information on this matter.

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

Disclosure of Trading of our Shares by an Issuer, any Controlling Shareholders, Directors, Officers or Members of the Fiscal Council

An issuer’s directors and officers and members of its fiscal council, when active, as well as members of any other technical or advisory committee, are required to disclose to its investor relations officer, who will disclose to the CVM and B3, the number and type of securities issued by the issuer, its publicly-held subsidiaries or controlled companies, including derivatives (in case of any controlling shareholders) held by them or by persons related to them, as well as any alteration in their respective interests within 10 days as from the end of the month in which trading takes place.

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

Information Required by the CVM

Brazilian corporate law, securities regulations of the CVM and the rules for listing on the Novo Mercado require that publicly held corporations file the following periodic information with the CVM and the B3:

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

•         Formulário de Referência, filed within five months from the end of each corporate year and in the event a request to conduct public offering is filed with the CVM;

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

In addition to the foregoing, we must also file the following information with the CVM and the B3:

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

Information Required by the B3 from Companies Listed on the Novo Mercado

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

•         the number of free-float shares, and their percentage in relation to the total number of issued shares; and

•         the existence of arbitration provision for disputes arising between us and principal shareholders, directors, executive officers and members of the fiscal council before the Market Arbitration Chamber of B3.

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

•          the number of free-float shares and their respective percentage in relation to the total amount of shares issued; and

•         submission to arbitration.

Disclosure of Material Information

According to Law No. 6,385, of December 7, 1976, as amended, and the rules published by the CVM, we must disclose any material information (fato relevante) related to our business to the CVM and the B3 and publish a notice of such material information. Material information consists of any decision by the principal shareholders, any resolution taken by our board of directors, by the executive officers or by the shareholders in a shareholders meeting, or any other act or fact of political, technical, managerial, economic or financial nature occurring or related to us that could materially influence the price of our securities, the decision of investors to buy, sell or hold our securities, or the investors’ decision to exercise any rights deriving from our securities.

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

Delisting from the Novo Mercado

We may at any time delist our common shares from the Novo Mercado, provided that shareholders representing the majority of our common shares approve the action and that we give at least 30 days written notice to the B3. Our delisting from the Novo Mercado would not result in the loss of our registration as a public company with the B3.

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

In the event of delisting from the Novo Mercado, any controlling shareholders must conduct a tender offer to acquire common shares from the other shareholders at fair value, pursuant to the Novo Mercado listing rules and according to applicable legislation and regulation. Such tender offer must be disclosed to the B3 and the market immediately after the company receives notice regarding the termination of the agreement for participation in the Novo Mercado listing segment.

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

Arbitration

We, our shareholders, our directors and officers, and the members of our fiscal council, when active, should submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the B3, the provisions of Brazilian corporate law, our bylaws, the rules of the CMN and the Central Bank, the regulations of the CVM and the B3 and other rules generally applying to the Brazilian capital markets. Any such dispute should be settled by arbitration carried out before B3 Arbitration Chamber.

Change of Control

According to the Novo Mercado listing rules, the sale of control over an issuer, in one transaction or in a series of successive transactions should contemplate an obligation by the acquirer of control to conduct a tender offer for the acquisition of all other outstanding common shares on the same terms and conditions offered for disposition of control so as to assure equal treatment among all of our shareholders. For such purposes, any selling controlling shareholders and the acquirer shall inform the CVM and the B3 of the price and other conditions of such sale.

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

Protection against Shareholder Concentration

Our by-laws contain a provision intended to avoid concentration of our shares in the hands of a small group of investors. This provision requires that any shareholder who becomes an owner of our common shares, or certain other rights, in an amount greater than or equal to 20% of our total capital stock (excluding any involuntary ownership interest additions arising from the cancellation of treasury shares or capital decrease resulting from the cancellation of shares), within 60 days from the date of acquisition, is required to publicly tender for all of our capital stock. Cresud, including the entities controlled by it or under its common control and their legal successors (but excluding any acquirer of shares from Cresud and its successors) are not covered under this obligation, which applies only to investors who acquired our shares after our listing in the Novo Mercado segment of B3 as of April 2006.

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

Shareholders that acquire 20% of our common shares are obligated under this provision to:  (i) make a tender offer to acquire the entirety our outstanding issued shares; (ii) ensure that the tender offer is conducted in an auction held at the B3 (iii) offer to pay a price per share as described below, and (iv) offer to pay cash in exchange for the shares, in Brazilian Reais.

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

Annual Calendar

Pursuant to the Novo Mercado regulations, we must, by the end of January of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to the B3.

Duty to Disclose Related Party Transactions

Pursuant to the Novo Mercado regulations, we must publicly disclose and send to the B3 information about any contract between us and our related parties or managers of our related parties, whenever the amount of such contract in any one-year period reaches the greater of R$0.2 million or 1% of our shareholders’ equity.

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

Exercise Price

The exercise price of the First Series Warrants was originally equivalent to the issue price per share in our 2006 initial public offering, i.e., R$1,000.00 (a thousand reais) per share. However, such exercise price is subject to certain adjustments and restatements as set forth at our board of directors meeting held on March 15, 2006.

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

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2017, the exercise price of the First Series Warrants was R$18.75 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of September 30, 2017, the holders of our First Series Warrants are:

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

Adjustment in the Event of a Corporate Restructuring

In the event of any corporate restructuring or similar action, apart from such events mentioned above and which may have an impact on or represent a reduction of the rights of the holders of the First Series Warrants or the Second Series Warrants, it is stipulated in the meeting of our board of directors held on March 15, 2006 that we shall use our best efforts to negotiate with the holders of the First Series Warrants and Second Series Warrants, as appropriate, to set forth new exercise conditions, seeking to preserve the rights originally granted to the holders of such warrants, their economic and corporate value, the amount of underlying shares and their exercise price. For the purpose of such negotiation, decisions by the holders of the warrants shall be determined through a majority vote, and the holders of the First Series Warrants and the Second Series Warrants shall negotiate and vote separately. Any disputes will be submitted to the Arbitration Chamber of the B3 (Câmara de Arbitragem do Mercado) pursuant to our bylaws.

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

Investments in our common shares by (i) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (ii) a non-Brazilian holder who is registered with the CVM under Resolution No. 4,373, or (iii) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares. The registered capital per common share purchased in the form of an American Depositary Security, or ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of a Common ADS will be the U.S. dollar equivalent of (1) the average price of a common share on the B3 on the day of withdrawal, or (2) if no common shares were traded on that day, the average price on the B3 in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on the relevant dates.

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

In the event that a holder of ADSs exchanges those ADSs for the underlying common shares or preferred shares, the holder must:

•          sell those shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our preferred shares;

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

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1997, social contribution tax on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in (i) a country or location that does not impose income tax, or (ii) where the maximum income tax rate is lower than 20.0%, or (iii) a Tax Haven Jurisdiction. See “Interpretation of the Discussion of the Definition of “Tax Haven Jurisdictions” below.

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

As used herein, “U.S. Holder” means a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

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

In certain circumstances, in lieu of being subject to the rules discussed above, with respect to excess distributions and recognized gains, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our common shares are listed on a qualified stock exchange in the United States. Our common shares are listed on the B3, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that our common shares will be “regularly traded” for purposes of the mark-to-market election.

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

You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding common shares or ADSs if we are considered a PFIC in any taxable year.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our common shares or ADSs and the proceeds from the sale, exchange or redemption of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide your correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

On June 30, 2017, we had a long position in U.S. dollars in the amount of US$3.5 million. The result of a hypothetical devaluation of 5% of the real in relation to the dollar would generate a profit before taxes of R$0.34 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2017 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$46.4  thousand monthly.

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

On June 30, 2017, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 254.3 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2017, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$3.7 million.

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

For the year ended June 30, 2017, pursuant to a letter agreement between our company and the depositary, US$7.4 thousand was reimbursed by the depositary to us in connection with investor relations expenses and listing fees.

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

Part II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2017, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2017, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2017. Based on this assessment, management has concluded that, as of June 30, 2017, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.                                                                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2017, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2017 and 2016.

	Year Ended June 30,
	2017	2016
	(in thousands of Reais)
Audit fees(1)	924.5	1,102.7
Audit-related fees(2)	279.4	333.2

Total fees	1,203.9	1,435.9

(1)Audit fees in fiscal years 2017 and 2016 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees in fiscal years 2017 and 2016 were the fees billed by Ernst & Young Auditores Independentes S.S. for interoffice reports regarding:  (1) the audit of the consolidated reporting package and internal controls of BrasilAgro for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to BrasilAgro’s consolidation process within Cresud consolidated financial statements.

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

During the year ended June 30, 2017, we acquired a total of 3,577,900 common shares under our share buyback program, which account for 6.14% of our shares outstanding (excluding the shares held by the controlling shareholder).

The table below shows information about the shares purchased in each month of the fiscal year 2017 and the shares that may yet be purchased under our share buyback program.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Programs	(d) Maximum Number of Shares that May Yet be Purchased Under the Programs
July 2016	-	-	-	-
August 2016	-	-	-	-
September 2016	-	-	-	1,337,684
October 2016	-	-	-	1,337,684
November 2016	172,500	R$10.02	172,500	1,165,184
December 2016	280,700	R$10.28	280,700	884,484
January 2017	72,100	R$11.03	72,100	812,384
February 2017	-	-	-	812,384
March 2017	105,400	R$11.98	105,400	706,984
April 2017	188,800	R$12.26	188,800	518,184
May 2017	212,500	R$12.67	212,500	305,684
June 2017	313,400	R$12.33	313,400	n/a
July 2017	50,300	R$12.07	50,300	n/a
Total	4,963,400	R$11.38	4,963,400	n/a

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
1.1

Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to the Report on Form 6-K furnished to the SEC on November 10, 2015, File No. 001-35723)

2.1

Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.1

Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.2

Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.3

First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.4

Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5

Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.6

Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.7

Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.8

Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.9

Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária(incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.10

Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11

First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11

Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.13

Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.14

Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.15

Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.16

Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.17

Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.18

Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)

4.19

Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)

4.20

Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of May 19, 2015, by and between Imobiliária Cremaq Ltda., BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Zmacq 3 Agropecuária Ltda. And Cremaq Agropecuária Ltda. (unofficial English translation) (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.21

Summary translation of private instrument for regulation of rights and obligations between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.22

Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.23

Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.24	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A.
4.25

Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of January 11,  2017, by and between Imobiliária Ceibo Ltda.,Agro Pecuária e Industrial Serra Grande Ltda., BrasilAgro and Jaborandi Agricola Ltda.

4.26

Summary translation of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of March 23,  2017, by and between Imobiliária Araucária Ltda.,  Fabricio Fries,  Celso Fries and BrasilAgro

4.27

Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22,  2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro

4.28

Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of June 30,  2017, by and between Imobiliária Jaborandi Ltda., Hermes Augusto Ferreira, Emerson Denis Cecchin Ferreira and Jaborandi Agrícola Ltda.

4.29

Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of September 15,  2017, by and between Jaborandi Agrícola Ltda., Valdeir Ribeiro da Silva and Imobiliária Jaborandi Ltda.

4.30

Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda.,  Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro

4.31

Summary translation of the rural partnership agreement, dated as of January 11,  2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro

8.01	List of subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of the Chief Administrative Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

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

Date:  October 25, 2017

/s/ ANDRE GUILLAUMON

Name: Andre Guillaumon

Title:       Chief Executive Officer and Chief Operating
Officer

/s/ GUSTAVO JAVIER LOPEZ

Name: Gustavo Javier Lopez

Title:    Chief Administrative Officer and Investor
              Relations Officer

Consolidated Financial statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

As of June 30, 2017, 2016 and 2015

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

As of June 30, 2017, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

We have audited the accompanying consolidated statement of financial position of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2017, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas as of June 30, 2017, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2017, in conformity with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board - IASB.

As discussed in Note 2.27.1 to the consolidated financial statements, the Company changed its method of accounting for biological assets and property, plant and equipment as a result of the adoption of the amendments to IAS 41, “Agriculture”, and IAS 16, “Property, Plant and Equipment”, effective July 1, 2016.

São Paulo (SP), Brazil

October 25, 2017

/s/ Ernst & Young Auditores Independentes S.S.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2017, 2016 and 2015

(In thousands of reais)

	Notes	2017	2016	2015
Assets			Revised (Note 2.27)	Revised (Note 2.27)
Current assets
Cash and cash equivalents	5.1	43,798	54,204	75,620
Marketable securities	5.2	6,972	113,559	273,258
Derivative financial instruments	6	4,090	24,497	13,498
Accounts receivable and others	7	54,026	31,072	56,575
Inventories	8	22,658	18,197	27,406
Biological assets	9	38,260	22,285	17,348
Transactions with related parties	27	1,298	1,065	856
		171,102	264,879	464,561
Noncurrent assets
Biological assets	9	13,435	5,241	-
Restricted marketable securities	5.2	17,088	20,353	1,468
Derivative financial instruments	6	1	-	408
Deferred taxes	16.1	53,780	55,594	41,048
Accounts receivable and others	7	44,605	42,497	53,215
Investment properties	10	389,799	287,867	288,347
Receivables from related parties	27	35,640	44,363	39,060
Investments in unquoted equity instruments	11.a	101,426	102,955	99,729
Property, plant and equipment	12	54,745	27,803	30,268
Intangible assets		1,672	3,450	3,792
		712,191	590,123	557,335

Total assets		883,293	855,002	1,021,896

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2017, 2016 and 2015

(In thousands of reais)

	Note	2017	2016	2015
Liabilities and equity			Revised (Note 2.27)	Revised (Note 2.27)
Current liabilities
Trade accounts payable and others	14	55,615	26,602	81,931
Loans and financing	15	56,620	51,615	50,900
Labor obligations		11,513	8,856	11,215
Derivative financial instruments	6	3,978	2,165	5,655
Payables for purchase of farms	13	24,646	22,261	48,840
Transactions with related parties	27	4,784	536	480
		157,156	112,035	199,021
Noncurrent liabilities
Trade accounts payable and others	14	1,520	1,402	2,180
Loans and financing	15	55,555	48,230	59,179
Derivative financial instruments	6	-	4,392	1,670
Provision for legal claims	25	1,594	1,455	3,684
		58,669	55,479	66,713
Total liabilities		215,825	167,514	265,734

Equity
Capital	17.a	584,224	584,224	584,224
Capital reserve		1,525	1,771	2,349
Treasury shares	17.f	(36,797)	(37,203)	(224)
Income reserves		68,615	91,158	93,212
Additional dividends proposed	17.d	6,486	7,533	40,333
Other comprehensive income	17.e	43,415	40,005	36,268
Total equity		667,468	687,488	756,162

Total liabilities and equity		883,293	855,002	1,021,896

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of income

Years ended June 30, 2017, 2016 and 2015

(In thousands of reais, unless stated otherwise)

	Notes	2017	2016	2015
			Revised (Note 2.27)	Revised (Noted 2.27)

Net revenue	19.a	146,911	147,128	174,351
Gain on sale of farms	19.b	26,716	-	193,464
Changes in fair value of biological assets and agricultural products	9	12,266	(12,632)	18,194
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	8.1	(1,655)	659	(3,038)
Cost of sales	20	(136,362)	(134,714)	(170,489)
Gross profit		47,876	441	212,482

Selling expenses	20	(6,676)	(2,732)	(9,006)
General and administrative expenses	20	(30,941)	(28,944)	(29,360)
Other operating (expenses) income, net	22	(6,019)	2,812	(3,422)
Share of loss of a joint venture	11.a	(4,425)	(511)	(4,355)
Operating income (loss)		(185)	(28,934)	166,339

Financial income (expenses)
Financial income	23	110,090	192,644	122,552
Financial expenses	23	(76,646)	(154,270)	(89,914)
Profit before income and social contribution taxes		33,259	9,440	198,977

Income and social contribution taxes	16.2	(5,949)	(1,451)	(12,619)

Net profit for the year		27,310	7,989	186,358

Basic earnings per share-in reais	24	0.4771	0.1372	3.2002
Diluted earnings per share-in reais	24	0.4742	0.1364	3.1988

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of other comprehensive income

Years ended June 30, 2017, 2016 and 2015

(In thousands of reais)

	2017	2016	2015
		Revised (Note 2.27)	Revised (Note 2.27)

Net profit for the year	27,310	7,989	186,358

Other comprehensive income to be reclassified to statement of operation for the year in subsequent periods:
Currency translation adjustment from investment (Note 17.e)	3,410	3,737	27,865

Total comprehensive income for the year	30,720	11,726	214,223

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2017, 2016 and 2015

(In thousands of reais)

					Income reserves
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At July 1, 2014 – Originally issued		584,224	4,201	(1,934)	-	-	-	8,403	(10,988)	583,906

Impacts of changes in IAS 41 and IAS 16		-	-	-	-	-	-	-	(1,492)	(1,492)

At July 1, 2014 – Revised		584,224	4,201	(1,934)	-	-	-	8,403	(12,480)	582,414

Share-based payment		-	82	-	-	-	-	-	-	82
Treasury stock acquired	17.f	-	-	(224)	-	-	-	-	-	(224)
Cancellation of treasury stock	17.f	-	(1,934)	1,934	-	-	-	-	-	-
Net profit for the year		-	-	-	-	-	-	-	186,358	186,358
Constitution of legal reserve	17.d	-	-	-	8,491	-	-	-	(8,491)	-
Minimum mandatory dividends	17.d	-	-	-	-	-	-	-	(40,333)	(40,333)
Additional dividends proposed	17.d	-	-	-	-	-	40,333	-	(40,333)	-
Constitution of reserve for investment and expansion		-	-	-	-	84,721	-	-	(84,721)	-
Currency translation adjustment from investment in joint venture		-	-	-	-	-	-	27,865	-	27,865

At June 30, 2015 – Revised		584,224	2,349	(224)	8,491	84,721	40,333	36,268	-	756,162

Additional dividends		-	-	-	-	-	(40,333)	-	-	(40,333)
Treasury stock acquired	17.f	-	-	(39,653)	-	-	-	-	-	(39,653)
Exercise of granted stock	17.f	-	(578)	2,674	-	-	-	-	-	2,096
Net profit for the year		-	-	-	-		-	-	7,989	7,989
Constitution of legal reserve	17.d	-	-	-	529	-	-	-	(529)	-
Minimum mandatory dividends	17.d	-	-	-	-	-	-	-	(2,510)	(2,510)
Additional dividends proposed	17.d	-	-	-	-	(2,583)	7,533	-	(4,950)	-
Currency translation adjustment from investment in joint venture	17.e	-	-	-	-	-	-	3,737	-	3,737

At June 30, 2016 – Revised		584,224	1,771	(37,203)	9,020	82,138	7,533	40,005	-	687,488

Additional dividends proposed	17d	-	-	-	-	(22,000)	22,000	-	-	-
Payment of additional dividends	17d	-	-	-	-	-	(29,533)	-	-	(29,533)
Exercise of granted stock	17.f	-	(246)	1,076	-	-	-	-	-	830
Cancellation of treasury stock	17.f	-	-	14,881	-	(14,881)	-	-	-	-
Treasury stock acquired	17.f	-	-	(15,551)	-	-	-	-	-	(15,551)
Net profit for the year		-	-	-	-	-	-	-	27,310	27,310
Constitution of legal reserve	17.d	-	-	-	1,366	-	-	-	(1,366)	-
Minimum mandatory dividends	17.d	-	-	-	-	-	-	-	(6,486)	(6,486)
Additional dividends proposed	17.d	-	-	-	-	-	6,486	-	(6,486)	-
Constitution of reserve for investment and expansion	17.d	-	-	-	-	12,972	-	-	(12,972)	-
Currency translation adjustment from investment	17.e	-	-	-	-	-	-	3,410	-	3,410

At June 30, 2017	584,224	1,525	(36,797)	10,386	58,229	6,486	43,415	-	667,468

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2017, 2016 and 2015

(In thousands of reais)

	Notes	2017	2016	2015
			Revised (Note 2.27.1)	Revised (Note 2.27.1)
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		27,310	7,989	186,358
Adjustments to reconcile profit for the year
Depreciation and amortization	20	15,027	21,957	22,222
Gain on sale of farm	19.b	(26,716)	-	(193,464)
Share based compensation plan		-	-	82
Residual value of property, plant and equipment and intangible assets disposed		1,896	208	2,409
Write-off (reversal) of capitalized costs investment properties		8,246	12	(1,405)
Share of a loss of a joint venture	11.a	4,425	511	4,355
Unrealized (gain) loss on derivatives, net	23	(1,513)	(1,196)	5,335
Unrealized foreign exchange loss, monetary variation and financial charges, net		(8,546)	(23,960)	(3,615)
Gain on remeasurement of receivable from sale of farms, net	23	(8,029)	(9,850)	(18,296)
Deferred income and social contribution taxes	16.2	1,814	(14,547)	3,275
(Gain) loss arising from changes in fair value of biological assets and agricultural products	9	(12,266)	12,632	(18,194)
Impairment of net realizable value of agricultural products, net	8.1	1,655	(659)	3,038
Allowance for doubtful accounts	20	(516)	(314)	(2,731)
Onerous contracts		-	-	(579)
Provision (reversal of provision) for legal claims	25	139	(2,229)	111
Loss from investments		-	-	53
Discount on the payment of Alto Taquari farm		-	(2,277)	-
		2,926	(11,723)	(11,046)
Changes in working capital
Trade accounts receivable		(7,297)	46,895	12,296
Inventories		(6,329)	11,156	6,756
Biological assets		5,576	(19,197)	25,293
Recoverable taxes		2,754	(964)	4,570
Derivative financial instruments		18,996	(9,686)	5,893
Other receivables		3,779	(882)	(482)
Trade accounts payable		24,996	6,544	(4,516)
Related parties		16,714	(1,127)	(36,767)
Taxes payable		(2,769)	(10,216)	(11,317)
Taxes and social contribution		(970)	(7,422)	18,512
Labor obligations		2,657	(2,359)	2,485
Advances from customers		5,353	(7,219)	(2,891)
Other liabilities		(1,335)	(240)	(295)
Net cash flows from (used in) operating activities		65,051	(6,440)	8,491

CASH FLOW FROM INVESTING ACTIVITIES

Addition to property, plant and equipment and intangible assets		(25,478)	(12,442)	(21,466)
Addition on investment properties		(119,150)	(10,745)	(30,629)
Redemption of (investment in) marketable securities		125,090	172,960	(27,482)
Capital contributions in joint venture	11.a	-	-	(25,903)
Cash received from sales of farms and assets	7.e	6,011	-	105,766
Net cash flows (used in) from investing activities		(13,527)	149,773	286

CASH FLOW FROM FINANCING ACTIVITIES

Payments of installments of financed acquisition of farm	13	-	(27,394)	-
Proceeds from loans and financing	15	39,469	71,566	97,407
Interest paid on loans and financing	15	(6,327)	(8,425)	(15,682)
Payment of loans and financing	15	(48,308)	(82,270)	(101,403)
Treasury stock acquired		(14,721)	(39,653)	(224)
Proceeds from the exercise of granted stock		-	2,096	-
Dividends paid		(32,043)	(80,669)	-
Net cash flows used in financing activities		(61,930)	(164,749)	(19,902)
Increase (decrease) in cash and cash equivalents		(10,406)	(21,416)	(11,125)
Cash and cash equivalents at beginning of year	5.1	54,204	75,620	86,745
Cash and cash equivalents at end of year	5.1	43,798	54,204	75,620
		(10,406)	(21,416)	(11,125)

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2017

(In thousands of reais, except as stated otherwise)

1.    Operations

BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”)  was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the states of Bahia, Goiás,  Mato Grosso, Minas Gerais, Maranhão and Piauí, and in Paraguay, in the state of Boquerón.

The Company holds interest in other companies (“subsidiaries), as mentioned in Note 2.1, and its corporate purpose includes:

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

•         holding interest, as a member, in other companies  and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly, related to the purposes described herein; and

•         management of its own and third-party assets.

The Company and its subsidiaries (collectively, the “Company”) have ten (10) farms in six (6) Brazilian states and one (1) joint-venture farm in Paraguay, with a total area of 286,194 hectares.

1.1 Acquisition and agricultural partnership in property in Maranhão

As announced in a press release on February 7, 2017, the Company, through its subsidiary Imobiliária Ceibo, entered into a Purchase Agreement for the acquisition of a property in the city of São Raimundo das Mangabeiras in Maranhão (“São José Farm”), with a total of 17,566 hectares for R$100,000. In addition, the Company incurred additional acquisition costs (due diligence) totaling R$2,733. As a result the total transaction price amounted to R$102,733. This acquisition is classified as an investment property in the financial statements, as disclosed in Note 10.

On the same date, the Company entered into an Agricultural Partnership agreement (“Partnership IV”) (Note 26.d), which involves an arable and developed area of 15,000 hectares, most of which is planted with sugarcane. The Agricultural Partnership is for 15 years and may be renewed for the same term. This agreement meets the definition of a finance lease, where on June 30, 2017 the liabilities assumed through the Agricultural Partnership IV are updated in the total amount of R$ 20,795 (Note 15). In turn, its assets refer to sugarcane stubble crops, recorded in property, plant and equipment, subject to depreciation, at the net depreciation value of R$ 9,979 (Note 12) and consolidated biological assets (Note 9), in the amount of R$ 19,441, both on June 30, 2017.

1.2 Sale of Araucária Farm

On March 27, 2017, the Company disclosed the sale of a 274-hectare area (200 arable hectares) of the Araucária Farm for 1,000 soybean bags per usable hectare or R$12,451. The Company received a down payment of 39,254 soybean bags in the amount of R$2,124 and the balance will be received in four annual installments (Note 7.1.e – Araucária III).

On May 22, 2017, the Company announced the sale of a 1,360-hectare area (918 hectares of arable land) of the Araucária Farm, for 280 soybean bags per usable hectare or R$16,987 (Note 7.1.e – Araucária IV). The Company received a down payment of 50,148 soybean bags in the amount of R$3,008 and the balance will be received in five annual installments. The accounting impacts on results are shown in Note 19.b.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

1.3 Sale of Cremaq Farm

On May 19, 2015, the subsidiary Imobiliária Cremaq Ltda. entered into a purchase and sale agreement for the Cremaq Farm. However, as the contractual condition to obtain a licence for an additional area was still pending, a portion of the gain on sales was not recognized. In March 2017, the Company obtained such licence and recognized a gain on sales as disclosed in Notes 14 and 19.b.

At June 30, 2017, the amount of R$49,703 of the selling price received, which use was restricted, was fully released upon the compliance of all condition precedent related to the original sale agreement. At June 30, 2016, this amount was presented as “Restricted financial investments” and disclosed in Note 5.2 – Marketable Securities.

1.4 Sale of Jatobá Farm

At June 30, 2017, the Company completed the sale of a 625-hectare area (500 agricultural hectares) of Jatobá Farm. The area was sold for 300 soybean bags per usable hectare or R$10,145. The Company received a down payment of 15,000 soybean bags in the amount of R$878, a second installment of the same amount on July 30, 2017, and the remaining balance will be settled in four annual installments (Note 7.1.e – Jatobá I). The accounting impacts on results are shown in Note 19.b.

1.5 Incorporation of Palmeiras S.A.

On December 16, 2016, Palmeiras S.A. (“Palmeiras”) was incorporated in Asunción, the capital city of Paraguay, with partners Jaborandi Agrícola Ltda. holding 1% of the shares and BrasilAgro holding 99% of the shares. Palmeiras was incorporated with the objective to operate the activities of the Company’s investment in Cresca S.A. (“Cresca”).

1.6 Corporate reorganization of Cresca

On October 5, 2016, the Company entered into an agreement with Carlos Casado S.A., the other shareholder of the joint venture in Cresca, by which the partners agree to sell all the assets and liabilities, including rural properties, owned by Cresca, to third parties or to distribute them to the partners in equivalent parts within an agreed-upon period.

Since the sale to third parties was not consummated within the period defined, the parties agreed on splitting off Cresca’s assets and liabilities.  The procedures required for the performance of the agreement will follow a timetable established by the parties, which should be concluded by the fourth quarter of 2017. Up to June 30, 2017, certain assets, such as cattle and inventories, and agreements (including labor) were already divided and transferred to Palmeiras, a wholly-owned subsidiary of the Company located in Paraguay. On the other hand, at June 30, 2017, certain assets, including agricultural properties and financial debts with shareholders, remained under the exclusive ownership and/or responsibility of Cresca.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

2.    Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1. Basis of preparation

On October 25, 2017, Brasilagro’s Executive Board, Board of Directors and Fiscal Council approved the Company’s consolidated financial statements and authorized their issuance.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All the references to IFRS in these financial statements correspond to the IFRS as issued by the IASB.

The Company’s Management affirms that all material information about the Company disclosed in these financial statements, and only that information, is being considered as significant and corresponds to the information used by the management.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of Brasilagro and its subsidiaries as of June 30, 2017 and 2016, as described below:

	Ownership %
	2017	2016
Araucária	99.99	99.99
Cremaq	99.99	99.99
Engenho de Maracaju	99.99	99.99
Imobiliária Jaborandi	99.99	99.99
Jaborandi Agrícola Ltda	99.99	99.99
Cajueiro	99.99	99.99
Mogno	99.99	99.99
Ceibo	99.99	99.99
Flamboyant	99.99	99.99
Palmeiras **	99,99	-
Cresca S.A.*	50.00	50.00
FIM Guardian Exclusive Fund	100.00	100.00

* Joint venture – it is not included in the consolidated results and is recorded as investment and subject to equity method.

** Palmeiras S.A. – wholly-owned subsidiary of the Company located in Paraguay. See Note 1.5.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

2.2. Foreign currency translation

a)      Functional and presentation currency

The Company’s financial statement are presented in Brazilian Reais (R$), which is the Company’s functional currency. The items included in the financial statements of the subsidiaries located in Brazil are measured using Brazilian Reais (R$) as their functional currency. The U.S. Dollar is the functional currency of the joint venture in Cresca S.A. (“Cresca”) and the Palmeiras subsidiary, both headquartered in Paraguay.

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

c)      Foreign operations

In the preparation of the consolidated financial statements, the financial statements of Palmeiras and Cresca, are translated into reais as follows: a) balance sheet at the exchange rate at year end and b) statement of operations, at the quarterly average exchange rate.

The effects from variations in the foreign exchange rate resulting from the translation of foreign operations are presented in “Currency translation adjustment from investment” in the statement of changes in equity and in the statement of comprehensive income.

2.3. Investment in a joint venture

Our investments in the joint venture Cresca, is recorded under the equity method.

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

Marketable securities include exclusive investment funds (FIM Guardian), which are fully consolidated, and  financial investments provided as guarantee for loans and financing recorded in current and noncurrent assets based on the maturities of referred to loans and financing.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

Considering the nature of investments held by the Company, there are no significant differences between their book value and the market value. Investments are recorded at the original cost plus earnings accrued through the balance sheet date on a pro-rata temporis basis.

Bank deposit certificates and repo transactions may mature in a term exceeding 90 days, and may have repurchase guarantee contractually provided by the issuer of the security, allowing the redemption of the securities at their original amount invested plus interest, with no penalty. These investments are classified as cash equivalents. Investments in deposit certificates that are not eligible for redemption without penalties are classified as marketable securities.

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

The statement of cash flows in relation to financing and investment activities, include only transactions that have actually impacted cash and cash equivalents.

2.5. Financial instruments

2.5.1.  Classification and measurement

The Company classifies its financial assets and liabilities in the following classes: measured at fair value through profit or loss, loans and receivables and available for sale.

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

The Company designates at initial recognition, certain financial assets at fair value through profit or loss. This designation cannot be changed later. These assets are limited to restricted marketable securities, derivatives and receivables from the sale of farms, which are included in the Consolidated statement of financial position in "Trade accounts receivable".

Changes in fair value related to receivable from the sale of farms designated at fair value through profit or loss are recognized in "Gain (loss) on remeasurement of receivables from the sale of farms” in "financial income and expenses" (Note 23).

b)      Loans and receivables

The category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for those with maturities exceeding 12 months after the balance sheet date, which are classified as non-current assets. The Company's loans and receivables is comprised of trade receivables, other receivables, and marketable securities given in guarantee on loans and financing and transaction with related parties. Loans and receivables are recorded

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

at amortized cost, using the effective interest rate method. Interest income is included in the caption financial income in the statement of operations.

c)      Available for sale financial assets

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

d)      Financial liabilities

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

2.5.3   Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and it can be reliably estimated.

The criteria that the Company uses to determine if there is objective evidence of an impairment loss include:

(i)         significant financial difficulty of the issuer or debtor;

(ii)        a breach of contract, such as a default or delinquency in interest or principal payments;

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

2.6. Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. Although the Company uses derivative financial instruments for economic hedge purposes, it has not applied hedge accounting.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations (Note 23). The fair value of derivative financial instruments is disclosed in Note 6.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

dollar exchange rate for future delivery on the same maturity date (considering that future soybean quotations are denominated in US$) and finally discounting the resulting amount to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income and expenses under "Gain (loss) on remeasurement of receivables from sale of farms” (Note 23).

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

2.9. Biological assets

The Company’s and its subsidiaries' biological assets consist mainly of the cultivation of soybean, corn, sorghum, sugarcane and beef cattle, which are measured at fair value less costs to sell.

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

The sugarcane crops productive cycle is five years on average, and for a new cycle to start depends on the completion of the previous cycle. In this regard, the current cycle is classified as biological asset in current assets, and the amount of the constitution of the bearer plant  (bearer of the other cycles) are classified as permanent culture in property, plant and equipment . The calculation methodology used estimate the of the biological asset “sugarcane” was the discounted cash flow at a rate reflecting the risks and the terms of the operation. As such, we projected the future cash flows in accordance with the projected productivity cycle, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted.

The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities prices available in futures markets, were obtained from quotes on the following boards of trade: CBOT ("Chicago Board of Trade"), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT ("New York Board of Trade"). For the agricultural products not quoted in these of markets, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

(b)  Cattle raising activity

On June 14, 2016, the Company started raising cattle, which typically consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

For segregation purposes, when applicable, the Company classifies its cattle herd into: beef cattle (current assets), which can be sold as a biological asset for meat production; and breeding cattle (non-current assets), which is used in farm operations to generate other biological assets. Up to the reporting date the Company only had beef cattle, which includes calves, heifers, cows and bulls.

The fair value of beef cattle is determined based on market prices, given the existence of an active market. Gain or loss from changes in the fair value of beef cattle is recognized in profit or loss for the period (Note 9). The Company considered the prices in the cattle market in Bahia state and the metrics used in the market. Accordingly, beef and breeding cattle are measured based on weight and the age bracket of animals.

2.10. Investment properties

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

Annual depreciation rates %
	2017	2016
Buildings and improvements	2-20	2-20
Equipment and facilities	10	10
Vehicles and agricultural machinery	13-20	13-20
Furniture and fixtures	10	10
Opening of areas	10-20	10-20
Permanent cultures	16-27	16-27

The residual amount and useful lives of property, plant and equipment are revised and adjusted, if appropriate, at the end of each year.

An asset carrying amount is written down immediately to its recoverable amount if the asset's carrying amount exceeds its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount and are recognized in "Other operating income (expenses), net" in the statement of operations.

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

On June 30, 2017, 2016 and 2015, no indication of impairment of assets was identified.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

2.17. Current and deferred profit and  social contribution taxes

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

the recognition of a deferred tax asset related to unused tax loss carryforwards. Deferred tax assets and liabilities are classified as non-current. Income tax related to items directly recognized in equity are also recognized in equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year where the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Suh rates are 25% for income tax and 9% for social contribution tax (Notes 16).

2.18. Employee benefits

a)        Share-based payments,

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

2.20. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company's activities including leases. Revenue is presented net of taxes, returns and discounts.

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

In the case of grains, the Company normally enters into forward contracts under which the Company is entitled to determine the sale price for the total or partial volume of grains sold, through the delivery date, based on formulas contractually agreed upon. In some cases, the formulas used to determine the sales price are estimated in U.S. Dollars and the Reais amount is also contractually determined, which is based on the exchange rate applicable a couple of

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

days prior to settling the transaction. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains.

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

 b)   Sale of farms

Gain on sale of farms is not recognized until (i) the sale is completed, (ii) the Company has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv)  the Company has transferred all risks and rewards to the buyer, and does not have a continuing involvement. The result from sales of farms is presented in the statement of operations as “Gain on sale of farms” net of the related cost.

c)   Revenue from operating lease of land

Revenues from operating lease of land are recognized on a straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or at the date established in the contract, as the case may be. The amounts received in advance are recognized in current liabilities under the caption "Other liabilities".

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

2.24.  Adjustment to present value – assets and liabilities

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

2.25. Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the available profit by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the available profit by the weighted average number of common shares outstanding during the year plus the weighted number of additional shares that would be issued on conversion of all dilutive potential common shares into common shares, such as stock options and warrants.

2.26.  Statement of cash flows

The statement of cash flows is prepared and presented in accordance with IAS 7.

Interest paid and the dividends received are classified as cash flows from financing activities and cash flows from investment activities, respectively, since they are costs for obtaining financial resources and return on the investments, and are not considered operating activities of the Company.

2.27. New standards, amendments and interpretations

 At the date of the preparation of the consolidated financial statements, the following amendments in IFRS had been issued but are not yet effective:

•      IFRS 9 – Financial Instruments: The ultimate aim of this standard is to replace IAS 39 – Financial Instruments: Recognition and Measurement. The key changes expected are: (i) all financial assets must initially be recognized at their fair value; (ii) the standard classifies all financial assets, which are currently under IAS 39, into two groups: amortized cost and fair value; (iii) available for sale and held to maturity categories of IAS 39 were eliminated; and (iv) the concept of embedded derivatives in IAS 39 was replaced by the concepts provided in the new standard. The standard will be effective on January 1, 2018.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

The standard is applicable as of January 1, 2019.

The project to implement the new pronouncements IFRS 9 - Financial Instruments, IFRS 15 - Revenue from contract with clients and IFRS 16 - Leases, in addition to the preliminary analysis carried out by the Management in 2016, will include the assistance of external specialists in the identification and measurement of the final effects on the date of initial adoption, identification of the needs for changes in the systems used, the design and implementation of internal controls, adequate policies and procedures to collect and disclose the information requested in these new pronouncements.

Until the date of the issuance of these financial statements, Management did not finalize the assessment of the effects of these new pronouncements, being unable to disclose such effects.

2.27.1. New standards, amendments and interpretations to existing standards adopted in the current fiscal year

In June 2014, the IASB made amendments to IAS 16, Property, Plant and Equipment and IAS 41, Agriculture, which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of property, plant and equipment, therefore, they are accounted for under IAS 16. However, agricultural produce growing on bearer plants remain under the scope of IAS 41 and continue to be measured at fair value less cost to sell. The amendments shall be applied for annual periods beginning on or after January 1, 2016. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply.

The main impacts as a result of the adoption of this amendments are as follows:

-          Bearer plants are recorded at cost less accumulated depreciation and impairment, instead of at fair value less cost to sell.

-          Bearer plants and their accumulated depreciation are now classified as property, plant and equipment instead of as biological assets under noncurrent assets.

-          Agricultural produce growing on sugarcane (crop in formation) continue to be measured at fair value less costs to sell and classified as biological assets in current assets.

In accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the change in accounting policy was applied retrospectively as of July 1, 2014.  As a consequence, the sugarcane planting was reclassified to property, plant and equipment and measured at cost and depreciated over their useful life on straight-line basis, effective July 1, 2016 and comparative figures retrospectively revised accordingly. The Company adopted the transitional rule which allows companies to apply fair value of bearer plants as their deemed cost as of July 1, 2014.

The effects of the initial adoption of the amendments was recorded in retained earnings as the beginning of the fiscal year ended June 30, 2015.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

The impacts of initial adoption of these amendments, including tax effects, as of June 30, 2016 and 2015 and for the years ended June 30, 2016 and 2015 are summarized below:

Assets	At June 30, 2016	Impacts of changes	At June 30, 2016	At June 30, 2015	Impacts of changes	At June 30, 2015
Current assets	As reported		Revised	As reported		Revised
Biological assets	-	22,285	22,285	1,624	15,724	17,348
Other current assets	242,594	-	242,594	447,213	-	447,213
	242,594	22,285	264,879	448,837	15,724	464,561
Noncurrent assets
Biological assets	44,530	(39,289)	5,241	29,245	(29,245)	-
Deferred taxes	56,353	(759)	55,594	43,137	(2,089)	41,048
Property, plant and equipment	8,567	19,236	27,803	10,602	19,666	30,268
Other noncurrent assets	501,485	-	501,485	486,019	-	486,019
	610,935	(20,812)	590,123	569,003	(11,668)	557,335
Total assets	853,529	1,473	855,002	1,017,840	4,056	1,021,896
Liabilities
Current liabilities	112,035	-	112,035	199,021	-	199,021
Noncurrent liabilities	55,479	-	55,479	66,713	-	66,713
Total liabilities	167,514	-	167,514	265,734	-	265,734

Equity
Capital	584,224	-	584,224	584,224	-	584,224
Capital reserves	1,771	-	1,771	2,349	-	2,349
Treasury shares	(37,203)	-	(37,203)	(224)	-	(224)
Income reserves	89,685	1,473	91,158	89,156	4,056	93,212
Additional dividends proposed	7,533	-	7,533	40,333	-	40,333
Other comprehensive income	40,005	-	40,005	36,268	-	36,268
Total equity	686,015	1,473	687,488	752,106	4,056	756,162
Total liabilities and equity	853,529	1,473	855,002	1,017,840	4,056	1,021,896

	At June 30, 2016	Impacts of changes	At June 30, 2016	At June 30, 2015	Impacts of changes	At June 30, 2015
	As reported		Revised	As reported		Revised
Net revenue	147,128	-	147,128	174,351	-	174,351
Gain on sale of farms	-	-	-	193,464	-	193,464
Changes in fair value of biological assets and agricultural products	(8,718)	(3,914)	(12,632)	9,788	8,406	18,194
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	659	-	659	(3,038)	-	(3,038)
Cost of sales	(134,714)	-	(134,714)	(170,489)	-	(170,489)
Gross profit	4,355	(3,914)	441	204,076	8,406	212,482

Selling expenses	(2,732)	-	(2,732)	(9,006)	-	(9,006)
General and administrative expenses	(28,944)	-	(28,944)	(29,360)	-	(29,360)
Other operating income (expenses), net	2,812	-	2,812	(3,422)	-	(3,422)
Share of loss of a joint venture	(511)	-	(511)	(4,355)	-	(4,355)
Operating (loss) income	(25,020)	(3,914)	(28,934)	157,933	8,406	166,339

Financial income (expenses)
Financial income	192,644	-	192,644	122,552	-	122,552
Financial expenses	(154,270)	-	(154,270)	(89,914)	-	(89,914)
Profit before income and social	13,354	(3,914)	9,440	190,571	8,406	198.977
contribution taxes

Income and social contribution taxes	(2,782)	1,331	(1,451)	(9,761)	(2,858)	(12,619)

Net profit for the year	10,572	(2,583)	7,989	180,810	5,548	186,358

Basic earnings per share-in reais	0.1816	(0.0444)	0.1372	31.049	0.0953	3.2002
Diluted earnings per share-in reais	0.1805	(0.0441)	0.1364	31.036	0.0952	3.1988

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

	2016	Impacts of changes	2016	2015	Impacts of changes	2015
	As reported		Revised	As reported		Revised
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year	10,572	(2,583)	7,989	180,810	5,548	186,358
Adjustments to reconcile net profit
Deferred income and social contribution taxes	(13,216)	(1,331)	(14,547)	417	2,858	3,275
Loss (gain) arising from changes in fair value of biological assets and agricultural products	8,718	3,914	12,632	(9,788)	(8,406)	(18,194)
Other items	(17,797)	-	(17,797)	(182,485)	-	(182,485)
	(11,723)	-	(11,723)	(11,046)	-	(11,046)
Changes in working capital
Biological assets	(30,535)	11,338	(19,197)	5,627	19,666	25,293
Other items	24,480	-	24,480	(5,756)		(5,756)
Net cash flows (used in) from operating activities	(17,778)	11,338	(6,440)	(11,175)	19,666	8,491

CASH FLOW FROM INVESTING ACTIVITIES
Additions for property, plant and equipment and intangible assets	(1,104)	(11,338)	(12,442)	(1,800)	(19,666)	(21,466)
Other items	162,215	-	162,215	21,752	-	21,752
Net cash flows from (used in) investing activities	161,111	(11,338)	149,773	19,952	(19,666)	286

CASH FLOW FROM FINANCING ACTIVITIES
Net cash flows used in financing activities	(164,749)	-	(164,749)	(19,902)	-	(19,902)

Increase (decrease) in cash and cash equivalents	(21,416)	-	(21,416)	(11,125)	-	(11,125)
Cash and cash equivalents at beginning of year	75,620	-	75,620	86,745	-	86,745
Cash and cash equivalents at end of year	54,204	-	54,204	75,620	-	75,620
	(21,416)	-	(21,416)	(11,125)	-	(11,125)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

2.27.2. Reclassifications in the statement of financial position

Managemet reclassified certain items in the consolidated statement of financial position as of June 30, 2016 and 2015 to comform them to the classification as of June 30, 2017.

The details of these reclassifications on the statement of financial position at June 30, 2016 and July 1, 2015 are summarized below:

Assets	2016	Reclassifications	2016	2015	Reclassifications	2015
	Revised *		Reclassified	Revised *		Reclassified
Current assets
Accounts receivable and others	-	31.072	31.072	-	56.575	56.575
Trade accounts receivable	18.528	(18.528)	-	46.028	(46.028)	-
Inventories	22.413	(4.216)	18.197	32.225	(4.819)	27.406
Recoverable taxes	7.470	(7.470)	-	5.412	(5.412)	-
Other assets	858	(858)	-	316	(316)	-
Other current assets	215.610	-	215.610	380.580	-	380.580
Noncurrent assets
Recoverable taxes	21.709	(21.709)	-	24.602	(24.602)	-
Accounts receivable and others	-	42.497	42.497	-	53.215	53.215
Trade accounts receivable	14.411	(14.411)	-	22.802	(22.802)	-
Judicial deposits	6.377	(6.377)	-	5.811	(5.811)	-
Other noncurrent assets	547.626	-	547.626	504.120	-	504.120

Total assets	855.002	-	855.002	1.021.896	-	1.021.896

Liabilities and equity	2016	Reclassifications	2016	2015	Reclassifications	2015
	Revised *		Reclassified	Revised *		Reclassified
Current liabilities
Trade accounts payable and other liabilities	-	26,602	26,602	-	81,931	81,931
Trade accounts payable	12,073	(12,073)	-	5,545	(5,545)	-
Taxes payable	6,277	(6,277)	-	23,377	(23,377)	-
Dividends payable	2,532	(2,532)	-	40,358	(40,358)	-
Advances to customers	278	(278)	-	8,147	(8,147)	-
Other liabilities	5,442	(5,442)	-	4,504	(4,504)	-
Other current liabilities	85,433	-	85,433	117,090	-	117,090
Noncurrent liabilities
Taxes payable	970	(970)	-	1,508	(1,508)	-
Trade accounts payable and other liabilities	-	1,402	1,402	-	2,180	2,180
Other liabilities	432	(432)	-	672	(672)	-
Other noncurrent liabilities	54,077	-	54,077	64,533	-	64,533

Total equity	687,488	-	687,488	756,162	-	756,162

Total liabilities and equity	855,002	-	855,002	1,021,896	-	1,021,896

* The originally presented amounts already include adjustments from IAS41 and IAS16, shown in Note 2.27

3.    Significant accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Based on the assumptions, the Company concerning its future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material misstatement to the carrying amounts of assets and liabilities within the next year are as follows:

a)      Contingencies

The Company is party to different legal and administrative proceedings, as described in Note 25. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss includes the opinion of outside legal advisors. Management

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

believes that these contingencies are properly recorded and presented in the financial statements.

b)      Biological assets

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

An increase or decrease by 1% in the expected productivity of sugarcane and grains would result in an  increase or decrease in biological asset by R$624, and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in biological asset by R$941.

With regard to cattle, the Company values its breeding stock at fair value based on market price for the region.

c)      Investment properties

The fair value of investment properties was determined through an appraisal prepared by the Company.

The appraisal was performed by means of standards adopted in the market considering the characteristics, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may differ based on these variables.

Methodology used

At June 30, 2017,  investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

i)          The valuation relied, among other aspects, on the following information: (i) location of farms, (ii) total area and its related percentages of opening and use;

ii)        The market value presented for the farm corresponds to the portion of bare land, for payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was  considered in the assessment of prices;

iii)      The value of land for agriculture in the surveyed region, is referenced to the price of soybean bag. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare. Accordingly, the amount in reais (R$) of the property varies directly due to the variation in the soybean price; and

iv)      The soybean price considered at the base date of the work, June 30, 2017, was R$68.98 (West Region – Bahia), R$ 70.94 (Balsas Region – Maranhão), R$ 65.32 (Alto Taquari Region – Mato Grosso) and R$ 67.55 (Mineiros Region – Goiás). This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag.

d)      Deferred income tax

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

b)   Loans and financing. The book value of loans and financing denominated in reais have its interest rates either fixed or based on the variation of TJLP (Long Term Interest Rate), SELIC (Special System of Clearance and Custody Rate) and exchange rate and approximates their fair value. The Executive Officers report the transactions entered into at the Board of Directors' meetings.

4.3. Analysis of exposure to financial asset and liability risks

a)      Currency risk

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

b)      Interest rate and indices risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the interest rates or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by inflation, such as the IGP-M rate ("FGV").

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

c)      Agricutural commodities price risk

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

4.8. Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded on stock exchanges (BM&FBOVESPA and Chicago Board of Trade) is determined based on the quoted prices at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and indices derivatives) are marked to market by the own investment fund in accordance with the specific rules applicable for investment funds using market curves observed in the B3 S.A. – Brasil, Bolsa, Balcão.

Specific methodologies used for derivative financial instruments entered into by the Company:

•      Derivative financial instruments of agricultural commodities - The fair value is obtained by using various market sources, including quotes provided by international brokers, international banks and available on the Chicago Board of Trade (CBOT).

•      Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate, B3 S.A. – Brasil, Bolsa, Balcão, local banks, in addition to information sent by the operation counterparty.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

This analysis contemplates 5 distinct scenarios that differ  due to the intensity of variation in relation to the current market. At June 30, 2017, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

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

The assumptions and scenarios are as follows:

				2017
		Devaluation in reais R$		Appreciation in reais R$
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV+ 50%

Soybean - R$ / bag – July 2017 (CBOT)	68.72	51.54	34.36	85.90	103.08
Cattle - R$ / @ – October 2017 (BMF)	124.58	93.44	62.29	155.73	186.87
Soybean - R$ / bag – November 2017 (CBOT)	69.64	52.23	34.82	87.05	104.46
Soybean - R$ / bag – April 2018 (CBOT)	3.60	2.70	1.80	4.50	5.40
Soybean - R$ / bag – June 2018 (CBOT)	4.44	3.33	2.22	5.55	6.66
Soybean - R$ / bag – July 2018 (CBOT)	71.31	53.48	35.66	89.14	106.97

U.S. dollar – August 3, 2017	3.33	2.50	1.67	4.16	5.00
U.S. dollar – July 28, 2017	3.33	2.50	1.67	4.16	5.00
U.S. dollar – May 30, 2018	3.49	2.62	1.75	4.36	5.24
				2016
		Devaluation in reais R$		Appreciation in reais R$
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV+ 50%

Soybean - R$ / bag – August 2016 (CBOT)	83.10	62.33	41.55	103.88	124.65
Soybean - R$ / bag – November 2016 (CBOT)	81.61	61.21	40.81	102.01	122.42
Soybean - R$ / bag – July 2017 (CBOT)	76.80	57.60	38.40	96.00	115.20

U.S. dollar – August 1, 2016	3.24	2.43	1.62	4.05	4.86
U.S. dollar – August 22, 2016	3.26	2.45	1.63	4.08	4.89
U.S. dollar – July 29, 2016	3.24	2.43	1.62	4.05	4.86

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators remain unchanged. Estimated amounts below can significantly differ from amounts eventually settled.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s loans and receivables. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

		Amounts in thousands reais R$
					Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) Annual average rates		At June 30, 2017					Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate

Investment	CDI	28,639	-	10.14%	(392)	8.77%	(628)	6.58%	(1,256)	4.38%	628	10.96%	1,256	13,16%
Marketable securities	CDI	24,060	-	10.14%	(330)	8.77%	(528)	6.58%	(1,055)	4.38%	528	10.96%	1,055	13,16%
Investment	USD	9,872	2,985	3.31	600	3.51	(2,618)	2.63	(5,236)	1.75	2,618	4.39	5,236	5,26
Total cash, cash equivalents		62,571	2,985		(122)		(3,774)		(7,547)		3,774		7,547

Financing for Bahia Project	TJLP	(25,987)	-	7.00%	-	7.00%	455	5.25%	910	3.50%	(455)	8.75%	(910)	10,50%
Financing for Bahia Project	SELIC	(5,651)	-	10.15%	78	8.77%	124	6.58%	248	4.38%	(124)	10.96%	(248)	13,16%
Financing for Working Capital	USD	(5,031)	-	3.31	(1,010)	3.51	4,413	2.63	8,825	1.75	(4,413)	4.39	(8,825)	5,26
Financing for Working Capital	CDI	(15,782)	-	10.14%	216	8.77%	346	6.58%	692	4.38%	(346)	10.96%	(692)	13,16%
Financing for Machinery and Equipment – FINAME	TJLP	(1,209)	-	7.00%	-	7.00%	21	5.25%	42	3.50%	(21)	8.75%	(42)	10,50%
Financing for sugarcane	TJLP	(1,537)	-	7.00%	-	7.00%	27	5.25%	54	3.50%	(27)	8.75%	(54)	10,50%
Total financing (b)		(55.197)	-		(716)		5,386		10,771		(5,386)		(10,771)

Payables to purchase of farms	IGP-M	(22,085)	-	(0.78%)	-	(0.78%)	(43)	(0.58%)	(86)	(0.39%)	43	(0.97%)	86	(1,17%)
Total acquisitions payable		(22,085)	-		-		(43)		(86)		43		86

Araucária Farma II	Soybean bags	4,398	78,346	61.93	-	61.93	(1,100)	46.45	(2,199)	30.96	1,100	77.41	2,199	92,89
Araucária Farm III	Soybean bags	8,814	160,946	66.93	-	66.93	(2,204)	50.19	(4,407)	33.46	2,204	83.66	4,407	100,39
Araucária Farm IV	Soybean bags	10,975	199,249	67.85	-	67.85	(2,744)	50.89	(5,488)	33.92	2,744	84.81	5,488	101,77
Jatobá Farm Gleba 12A	Soybean bags	7,541	135,000	68.33	-	68.33	(1,885)	51.25	(3,771)	34.17	1,885	85.42	3,771	102,50
Total receivables from farms		31,728	573,541		-		(7,933)		(15,865)		7,933		15,865

Derivative, net	Grains	(1,758)	(211,245)	(a)	-	(a)	797	(a)	3,351	(a)	(4,312)	(a)	(6,866)	(a)
Derivative, net	Cattle	14	660	(a)	-	(a)	2,358	(a)	4,981	(a)	(2,886)	(a)	(5,509)	(a)
Derivative, net	USD	(213)	(3,530)	(a)	-	(a)	2,358	(a)	4,981	(a)	(2,886)	(a)	(5,509)	(a)
Derivative, net	Swap	89	7,000	(a)	-	(a)	34	(a)	55	(a)	(7)	(a)	(28)	(a)
Margin - Derivatives	USD	-	-	3.31	-	3.51	-	2.63	-	1.75	-	4.39	-	5,26
Margin - LFT Socopa	SELIC	1,118	-	10.15%	(15)	8.77%	(25)	6.58%	(49)	4.38%	25	10.96%	49	13,16%
Margin - LFT Fim Guardian Fund	SELIC	891	-	10.15%	(12)	8.77%	(20)	6.58%	(39)	4.38%	20	10.96%	39	13,16%
Total derivatives		141	(207,115)		(27)		5,502		13,280		(10,046)		(17,824)

Cresca, net	USD	31,792	9,612	3.31	1,930	3.51	(8,431)	2.63	(16,861)	1.75	8,431	4.39	16,861	5,26
Cresud, net	USD	362	109	3.31	20	3.51	(96)	2.63	(191)	1.75	96	4.39	191	5,26
Total related parties		32,154	9,721		1,950		(8,527)		(17,052)		8,527		17,052

(*) SOURCE Risks: Bloomberg

(a) For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the transaction were used, according to the table above.

(b) The sensitivity analyses do not consider financing transactions with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

The table below shows the Company's financial liabilities by maturity. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2016 and 2015 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

	Note	Less than one year	From one to two years	From three to five years	Above five years	Total

At June 30, 2017
Trade payable	14.1	37,805	-	-	-	37,805
Financial instruments derivatives	6	3,978	-	-	-	3,978
Loans and financing	15	56,620	16,428	15,129	23,998	112,175
Payable for purchase of farms	13	24,646	-	-	-	24,646
Transactions with related parties	27	4,784	-	-	-	4,784

At June 30, 2016
Trade payable	14.1	12,073	-	-	-	12,073
Financial instruments derivatives	6	2,165	4,392	-	-	6,557
Loans and financing	15	51,615	15,875	32,355	-	99,845
Payable for purchase of farms	13	22,261	-	-	-	22,261
Transactions with related parties	27	536	-	-	-	536

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

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

Consistent with others in the industry, the Company monitors capital based on the leverage ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and financing (including “current and noncurrent loans and financing” as shown in the Consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the Consolidated statement of financial position, plus net debt.

According to the following table, the Company presents net debt of loans, acquisitions payable and trade accounts payables.

	2017	2016
Total loans and financing (Note 15)	112,175	99,845
Total payable for purchase of farms (Note 13)	24,646	22,261
Total trade accounts payables (Note 14.1)	37,805	12,073
Total derivatives (Note 6)	3,978	6,557
	178,604	140,736

Less: cash and cash equivalents (Note 5.1)	(43,798)	(54,204)
Less: marketable securities (Notes 5.2)	(24,060)	(133,912)
	(67,858)	(188,116)

Net debt	110,746	(47,380)
Total equity	667,468	687,488
Financial leverage	16.59%	-

At June 30, 2016, the Company did not have any financial leverage. Capital is managed only at the Consolidated level.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s main assets and liabilities that are measured at fair value, as well as the level of hierarchy:

		June 30, 2017						June 30, 2016
Consolidated – thousand R$	Note	Fair value through profit or loss	Loans and receivables	Total	Fair value Level 2	Fair value through profit or loss	Loans and receivables	Total	Fair value Level 2
Assets
Current
Cash equivalents	5.1	28,639	-	28,639	28,639	47,891	-	47,891	47,891
Marketable securities	5.2	6,972	-	6,972	6,972	113,559	-	113,559	113,559
Trade accounts receivable, net	7.1	-	35,167	35,167	35,167	-	16,598	16,598	16,598
Receivable from sale of farm, net	7.1	9,136	-	9,136	9,136	1,930	-	1,930	1,930
Derivative financial instruments (c)	6	4,090	-	4,090	670	24,497	-	24,497	3,309
Transactions with related parties	27	-	1,298	1,298	1,298	-	1,065	1,065	1,065

Noncurrent
Marketable securities	5.2	17,088	-	17,088	17,088	20,353	-	20,353	20,353
Trade accounts receivable, net	7.1	-	100	100	100	-	-	-	-
Receivable from sale of farm	7.1	22,592	-	22,592	22,592	14,411	-	14,411	14,411
Derivative financial instruments (c)	6	1	-	1	-	-	-	-	-
Transactions with related parties	27	-	35,640	35,640	35,640	-	44,363	44,363	44,363
Total		88,518	72,205	160,723	157,302	222,641	62,026	284,667	263,479

		June 30, 2017				June 30, 2016
Consolidated – thousand R$	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payable	14.1	-	37,805	37,805	37,805	-	12,073	12,073	12,073
Loans and financing (a)	15	-	55,001	55,001	55,001	-	49,108	49,108	49,108
Finance lease sugarcane crop - Partnership III (b)	15	1,619	-	1,619	-	2,507	-	2,507	-
Derivative financial instruments (c)	6	3,978	-	3,978	809	2,165	-	2,165	355
Payables for purchase of farms	13	-	24,646	24,646	24,646	-	22,261	22,261	22,261

Noncurrent
Loans and financing (a)	15	-	33,095	33,095	33,095	-	44,964	44,964	44,964
Finance lease sugarcane crop - Partnerships III and IV (b)	15	22,460	-	22,460	-	3,266	-	3,266	-
Derivative financial instruments (c)	6	-	-	-	-	4,392	-	4,392	-
Total		28,057	150,547	178,604	151,356	12,330	128,406	140,736	128,761

(a)   The carrying amount of loans and financing in the financial statements, approximate the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b)  Finance lease is measured at fair value in Level 3.

(c)  The Derivative transactions negotiated in an active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above.

5.    Cash and cash equivalents and marketable securities

5.1. Cash and cash equivalents

	CDI	2017	2016
Cash and banks	-	15,159	6,313
Repurchase agreements (a)	60% to 102.5%	28,639	40,417
Bank deposit certificates	99% to 100%	-	7,474
		43,798	54,204

(a)      The Company uses this type of investment for funds that will be redeemed in less than 30 days, according to the projected cash flow and also in case of need to invest funds that were received after banking hours and from the Fim Guardian Fund.

The Company has R$9,872 (R$5,893 at June 30, 2016), of bank balances denominated in U.S. dollars which do not bear any interest.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

5.2. Marketable securities

	2017	2016

Non-exclusive investment fund shares	2	-
Restricted financial investments (Note 1.3)	-	49,703
Variable income investments	-	21,670
Bank deposit certificates (a)	-	10,058
Banco do Nordeste (BNB)	5,502	-
Treasury financial bills	1,468	32,128
Total current	6,972	113,559

Bank deposit certificates (a)	8,982	8,087
Banco do Nordeste (BNB) (b)	8,106	12,266
Total noncurrent	17,088	20,353

Marketable securities	24,060	133,912

(a)   Indexed to rates from 99% to 100% of the CDI – Interbank Deposit Certificate.

(b)   The securities in BNB consist of CDBs provided as collateral for financing from BNB Bank, to be held up to the end of the contract in July 2019.

The exclusive investment fund FIM Guardian has the following breakdown as of June 30, 2017 and 2016:

		2017	2016
Treasury financial bills (a)		64	32,128
Variable income investments		-	21,670
Repurchase agreements		-	21,674
Bank deposit certificates		-	7,472
Derivatives financial instruments		891	18,711
Other		(5)	(18)
	(b)	950	101,637

(a)  Of total investments related to margin deposits provided as collateral for Derivative financial instruments contracted by the Fund, the amount of R$891 refers to Financial Treasury Bills (LFT) at June 30, 2017 (R$2,525 refers to LFTs and R$17,000 refers to CDBs at June 30, 2016). In the consolidated financial statements, the related amount is presented in the caption “Derivative financial instruments” in current assets according to Note 6.

(b)  At June 30, 2017, there is no balance invested by Brasilagro (R$67,555 at June 30, 2016). The amount of R$950 is maintained in investments by other group companies (R$34,082 at June 30, 2016).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

6. Derivative financial instruments

								June, 20 2017
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Net balance	Notional ('000)	Call option (put option)	Unit
Currency US$	August-17	BM&F	BM&F	15	-	15	2,000	-	US$
Currency US$	July- 7	NDF	FC Stone	423	-	423	(2,000)	-	US$
Currency US$	January-18	Options	FC Stone	-	(638)	(638)	(2,500)	-	US$
Currency US$	May-18	Accumulator	Macquarie	4	-	4	(30)	-	US$
Currency US$	June-18	Options	FC Stone	154	(171)	(17)	(1,000)	-	US$

		Current		596	(809)	(213)	(3,530)	-	US$
		Noncurrent		-	-	-	-	-	US$
		Total US$ risk		596	(809)	(213)	(3,530)	-	US$

Soybean CBOT	July-17	Soybean Futures	Trading Companies/Banks/CBOT	1,377	(2,219)	(842)	-	-	Bags
Soybean CBOT	November-17	Soybean Futures	Trading Companies/ Banks /CBOT	5	-	5	-	(24,946)	Bags
Soybean CBOT	April-18	Soybean Options	Trading Companies/ Banks /CBOT	-	(408)	(408)	-	(113,393)	Bags
Soybean CBOT	June-18	Soybean Options	Trading Companies/ Banks /CBOT	-	(514)	(514)	-	(72,571)	Bags
Soybean CBOT	July-18	Soybean Futures	Trading Companies/ Banks /CBOT	1	-	1	-	(335)	Bags
Live Cattle BM&F	October-17	Live Cattle Futures	BM&F	14	-	14	-	660	Heads

		Current (bags)		1,382	(3,141)	(1,759)	-	(210,910)	Bags
		Current (heads)		14	-	14	-	660	Heads
		Noncurrent (bags)		1	-	1	-	(335)	Bags
		Total commodities risk		1,397	(3,141)	(1,744)	-	(210,585)

Interest R$	November-17	Pre-DI SWAP	Itaú BBA	89	-	89	7,000	-	US$

		Current		89	-	89	7,000	-	US$
		Noncurrent		-	-	-	-	-	US$
		Total interest rate risk		89	-	89	7,000	-	US$

		Daily adjustments – Currency		-	(15)	(15)
		Daily adjustments – Commodities		-	(13)	(13)

		Total risks		2,082	(3,978)	(1,896)	3,470	(210,585)

		Margin deposit		2,009	-	2,009

			Current	4,090	(3,978)
			Noncurrent	1	-
			P&L at June 30, 2017 (Note 23)	62,226	(44,791)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

								June, 20 2016
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Net balance	Notional ('000)	Call option (put option)	Unit
Currency US$	August -16	BM&F	BM&F	-	(1,039)	(1,039)	34,750	-	US$
Currency US$	August -16	Options	BM&F Options	581	(355)	226	(6,500)	-	US$
Currency US$	August -16	NDF	HSBC	314	-	314	(489)	-	US$
Currency US$	July -16	NDF	HSBC	1,151	-	1,151	(1,786)	-	US$
Currency US$	July -16	NDF	Votorantim	1,263	-	1,263	(1,786)	-	US$
		Current		3,309	(1,394)	1,915	24,189	-	US$
		Noncurrent		-	-	-	-	-	US$
		Total commodities risk		3,309	(1,394)	1,915	24,189	-	US$

Soybean CBOT	November-16	Futures Soybean	Trading Companies/Banks/CBOT	-	(281)	(281)	-	(106,589)	Bags
Soybean CBOT	August-16	Futures Soybean	Trading Companies/Banks/CBOT	-	(490)	(490)	-	(24,946)	Bags
Soybean CBOT	July-17	Futures Soybean	Trading Companies/Banks/CBOT	-	(4,392)	(4,392)	-	(473,982)	Bags
		Current		-	(771)	(771)	-	(131,535)	Bags
		Noncurrent		-	(4,392)	(4,392)	-	(473,982)	Bags
		Total commodities risk		-	(5,163)	(5,163)	-	(605,517)	Bags

		Total risks		3,309	(6,557)	(3,248)	24,189	(605,517)

		Margin deposit		21,188	-	21,188		-
			Current	24,497	(2,165)
			Noncurrent	-	(4,392)
			P&L at June 30, 2016 (Note 23)	116,197	(110,228)

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

7. Accounts receivable and others

	Note	2017	2016	2015
Trade accounts receivable	7.1	44,303	18,528	46,028
Recoverable taxes	7.2	7,126	7,470	5,412
Advances to suppliers		1,866	4,427	4,749
Other receivables		731	647	386
Total current		54,026	31,072	56,575

Trade accounts receivable	7.1	22,692	14,411	22,802
Recoverable taxes	7.2	20,124	21,709	24,602
Judicial deposits	25	1,789	6,377	5,811
Total noncurrent		44,605	42,497	53,215

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

7.1 Trade accounts receivable

	2017	2016	2015
Sale of sugarcane (c)	23,637	15,085	9,868
Sale of grains (d )	11,958	1,043	17,468
Leases of land	184	813	535
Sale of machinery	249	820	811
Sale of farms (e)	9,136	1,930	21,212
	45,164	19,691	49,894

Allowance for doubtful accounts (a)	(861)	(1,163)	(3,866)

Total current	44,303	18,528	46,028

Sale of machinery	100	-	394
Sale of farms (e)	22,592	14,411	22,408

Total non-current	22,692	14,411	22,802

a)      Changes in the allowance for doubtful accounts:

At June 30, 2014	1,053
Accrual of provision	4,250
Write-off or reversal	(1,437)
At June 30, 2015	3,866
Accrual of provision	297
Write-off or reversal	(3,000)
At June 30, 2016	1,163
Accrual of provision	49
Write-off or reversal	(351)
At June 30, 2017	861

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is based on the analysis of accounts, individually by client, and the amounts included in the allowance are written-off when these amounts are no longer expected to be recovered.

b)      Breakdown of receivable by maturity

	2017	2016	2015
Falling due:
Up to 30 days	8,020	10,725	9,195
31 to 90 days	15,025	1,953	21,235
91 to 180 days	100	328	954
181 to 360 days	20,967	5,404	14,160
Over 360 days	22,692	14,411	22,802

Past due:
Up to 30 days	22	80	484
31 to 90 days	169	38	-
91 to 180 days	5	246	7
181 to 360 days	1	50	8
Over 360 days	855	867	3,851
	67,856	34,102	72,696

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

c)      Sale of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Brenco Companhia Brasileira de Energia Renovável and the second agreement is included in the partnership IV Agreement, as mentioned in the Explanatory Note on Commitments, whose credit risks are assessed in accordance with the internal policy, as presented in Note 4.8b.

d)      Sale of grains

For the years ended June 30, 2017 and 2016, corn and soybean were sold mainly to the customers Bunge Alimentos, Amaggi, Cargill Agrícola, ADM do Brasil and Agropecuária Sementes Talismã.

e)      Receivables from sale of farms

Total amounts sold, collected and receivables from sale of farms are as follows:

	Cremaq	Araucária I	Araucária II	Araucária III	Araucária IV	Jatobá I	São Pedro	Consolidated
At June 30, 2015	6,465	4,498	24,637	-	-	-	5,020	40,620
Receipts	(10,462)	(3,450)	(14,830)	-	-	-	(5,513)	(34,255)
Restatement of nominal value	3,072	513	1,577	-	-	-	(38)	5,124
PVA realization	925	369	3,027	-	-	-	531	4,852
At June 30, 2016	-	1,930	14,411	-	-	-	-	16,341
Sale amount (a)	-	-	-	12,451	16,987	10,145	-	39,583
Receipts	-	(1,950)	(8,188)	(2,124)	(3,009)	(878)	-	(16,149)
Restatement of nominal value	-	(23)	(4,733)	412	273	-	-	(4,071)
PVA realization	-	43	2,913	(1,950)	(3,256)	(1,726)	-	(3,976)
At June 30, 2017	-	-	4,403	8,789	10,995	7,541	-	31,728

(a)    Information on sales and the amounts received in the fiscal year ended June 30, 2017 is presented in Notes 1.2 and 1.4.

7.2  Recoverable taxes

	2017	2016	2015
Withholding income tax (IRRF) on financial investments to be offset	4,940	4,371	5,011
Income tax losses and social contribution carryforwards	-	-	-
Other taxes and contributions to be offset	2,186	3,099	401
Total current	7,126	7,470	5,412

ICMS recoverable	7,658	7,759	7,892
ICMS recoverable on property, plant and equipment	684	467	468
Non-cumulative PIS and COFINS to be offset	7,031	6,383	12,265
IRRF on financial investments to be offset	4,751	7,100	3,977
Total noncurrent	20,124	21,709	24,602

8.    Inventories

	2017	2016	2015

Soybean	6,837	6,156	15,744
Corn	6,819	249	6,182
Other harvests	50	959	38
Agricultural products	13,706	7,364	21,964
Raw materials	8,952	10,833	5,442
	22,658	18,197	27,406

The amounts of inventories of agricultural products are disclosed net of  the provision, as follows:

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

8.1  Adjustment to recoverable value of inventories of agricultural products

At June 30, 2014
At beginning of period	(1,644)
Provision for recoverable value of agricultural products, net	(3,038)
Realization as cost of sales	3,764
At June 30, 2015	(918)
Provision for recoverable value of agricultural products, net	659
Realization as cost of sales	255
At June 30, 2016	(4)
Provision for recoverable value of agricultural products, net	(1,655)
Realization as cost of sales	447
At June 30, 2017	(1,212)

9. Biological assets

	2017	2016	2015
Production cattle	13,435	5,241	-
Grain plantation	1,385	-	1,624
Sugarcane plantation	36,875	22,285	15,724

Total	51,695	27,526	17,348

Current	38,260	22,285	17,348
Noncurrent	13,435	5,241	-

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and manpowers used in the crops.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2017	2016

Sugarcane (a)	32,286	12,055
	32,286	12,055

(a)    For sugarcane the area considered above refers to the total to be harvested in all the future cuts, considered in the cash flow for calculation of fair value of biological assets. This area includes the hectares leased from Brenco and Partnership IV, according to contracts executed on May 8, 2015 and February 7, 2017, respectively.

Changes in agricultural activity

	Grains	Sugarcane
At July 1, 2014	1,421	14,904

Expenditures with plantation	102,671	-
Expenditures with tilling (a)	-	39,569
Lease contract - Partnership with Brenco	-	7,707
Fair value variation (a) (Note 18)	5,734	12,460
Harvest of agricultural produce	(108,202)	(58,916)
At July 1, 2015	1,624	15,724

Expenditures with plantation	68,355	-
Expenditures with tilling (a)	-	65,686
Fair value variation (a) (Note18)	(32,165)	19,533
Harvest of agricultural produce	(37,814)	(78,658)

At June 30, 2016	-	22,285

Expenditures with plantation	98,314	-
Expenditures with tilling	-	63,513
Lease contract – Partnership IV	-	17,479
Fair value variation (a) (Note 18)	4,302	11,532
Harvest of agricultural produce	(101,231)	(77,934)

At June 30, 2017	1,385	36,875;

(a)       For sugarcane, the area considered above refers to the total to be harvested in all future cuts, considered in the cash flow for calculating the fair value of biological assets. This area includes hectares leased from Brenco as per the agreement signed on May 8, 2015, and hectares related to Partnership IV, as per the agreement signed on February 7, 2017 (Note 1.1).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle for production
At July 1, 2015	-	-

Acquisition/birth costs	-	5,241

At June 30, 2016	4,148	5,241

Acquisition/birth costs	4,729	6,476
Cattle-raising costs	-	5,667
Sales	(136)	(312)
Deaths	(97)	(69)
Change in fair value (Note18)	-	(3,568)

At June 30, 2017	8,644	13,435

(a) The amount of R$4,282 refers to cattle in the subsidiary Palmeiras, whose acquisition was made through the corporate reorganization of joint venture Cresca S.A., as mentioned in Note  1.4.

Quantitative data about cattle raising activity, expressed in heads of cattle

Work animals
At June 30, 2016	4,148
At June 30, 2017	8,644

Fair value hierarchy at June 30, 2017

	Amount	Fair value
Sugarcane	36,875	Level 3
Cattle	13,435	Level 2
Grains	1,385	Level 3

Changes in fair value in profit or loss

	2017	2016
Grains	4,302	(32,165)
Sugarcane	11,532	19,533
Cattle	(3,568)	-

	12,266	(12,632)

10.  Investment properties – noncurrent

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2017	2016

Opening balance	204,690	23,468	52,690	280,848	7,019	287,867	288,347
Acquisitions (a)	103,341	68	328	103,737	17,935	121,672	10,745
Disposals	(7,544)	(22)	(1,161)	(8,727)	(1)	(8,728)	(12)
Transfers	-	3,671	11,360	15,031	(15,031)	-	-
(-) Depreciation / amortization	-	(816)	(10,196)	(11,012)	-	(11,012)	(11,213)
Net book balance	300,487	26,369	53,021	379,877	9,922	389,799	287,867

At June 30, 2017
Total cost	300,487	33,059	137,028	470,574	9,922	480,496	367,552
Accumulated depreciation	-	(6,690)	(84,007)	(90,697)	-	(90,697)	(79,685)
Net book balance	300,487	26,369	53,021	379,877	9,922	389,799	287,867

Annual depreciation rates (weighted average) - %	-	4-20	10-20	-	-	-	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2016

(In thousands of reais, except as stated otherwise)

(a)    On February 7, 2017, the Company signed a Purchase Agreement for São José Farm in São Raimundo das Mangabeiras, in the state of Maranhão, amounting to R$102,733, as mentioned in Note 1.1. Of the acquisition amount, R$2,561 is still outstanting (Note 13).

Four farms owned by the Company are held as guarantee for loans and financing according to Note 15, representing 17% of total investment properties. The fair values of the investment properties are as follows:

		Hectares				Fair value*		Cost value
Farm	State	6/30/2017	6/30/2016	Real estate	Acquisition	6/30/2017	6/30/2016	6/30/2017	6/30/2016

Jatobá	Bahia	30,981	31,606	Jaborandi Ltda	Mar-07	360,758	303,455	59,057	59,208
Alto Taquari	Mato Grosso	5,394	5,395	Mogno Ltda	Aug-07	119,706	120,607	35,783	35,656
Araucária	Goiás	6,493	8,124	Araucária Ltda	Apr-07	172,327	150,881	53,001	58,175
Chaparral	Bahia	37,184	37,183	Cajueiro Ltda	Nov-07	352,391	262,747	79,794	77,898
Nova Buriti	Minas Gerais	24,212	24,211	Flamboyant Ltda	Dec-07	23,407	31,967	21,998	22,006
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	64,392	56,564	30,082	32,959
São José	Maranhão	17,566	-	Ceibo Ltda	Feb-17	156,981	-	105,138	-
		139,629	124,318			1,249,962	926,221	384,853	285,902

 (*) Considered Level 3 for fair value. Independent report prepared by Deloitte Touche Tohmatsu Consultores Ltda.

At June 30,  2017, the cost value of R$384,853 (R$285,902 at June 30, 2016) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates Avarandado Farm (leased), which is not an integral part of the Company’s portfolio of owned farms.

11.  Investments

a)      Changes in investments

At June 30, 2015	99,729
Share of loss in a joint venture	(511)
Effect from currency translation adjustment	3,737
At June 30, 2016	102,955
Share of loss in a joint venture	(4,425)
Effect from currency translation adjustment	2,896
Balance at June 30, 2017	101,426

b)      Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2017 and 2016 and the reconciliation with the book value of the investment in the consolidated financial statements considering the fair value adjustments on the acquisition date are presented below:

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

	2017	2016	2015
Assets	281,529	300,583	287,857
Current	9,705	39,003	24,090
Cash and cash equivalents	503	4,957	471
Accounts receivable, inventories and other receivables	8,976	33,827	23,407
Contract of purchase of land	226	219	212

Noncurrent	271,824	261,580	263,767
Recoverable taxes	3,311	-	14,008
Investment properties	268,267	260,455	248,523
Other noncurrent	246	1,125	1,236

Liabilities	78,677	94,673	88,399
Current	1,295	88,006	18,448
Trade payables, taxes and loans	1,295	88,006	18,448
Noncurrent	77,382	6,667	69,951
Including taxes and loans	77,382	6,667	69,951
Total net assets	202,852	205,910	199,458
Company’s interest – 50%	50%	50%	50%
Company’s interest in net assets at estimated fair value	101,426	102,955	99,729

	2017	2016	2015
Revenue	12,916	32,535	47,725
Cost of products sold	(14,404)	(20,672)	(36,081)
Gross revenue (expenses)	(1,488)	11,863	11,644
Selling expenses	(891)	(3,022)	(2,560)
Administrative expenses	(979)	(3,023)	(3,102)
Other profit/expenses	(92)	(21)	(7)
Finance profit	(578)	-	-
Finance costs	(5,257)	(7,727)	(7,384)
Loss before tax	(9,285)	(1,930)	(1,409)
Income and social contribution taxes	-	-	(1,081)
Loss for the year	(9,285)	(1,930)	(2,490)
Company’s interest – 50%	(4,643)	(964)	(1,245)
Write-off appreciation on sale of farm	-	-	(3,426)
Amortization of fair value adjustment on the purchase date (shareholders’ loans)	218	453	316
Equity method	(4,425)	(511)	(4,355)

The spin-off process is in progress, and after the required approvals, the Company will conclude the valuation of assets and liabilities to which it is entitled, and the asset is significantly represented by investment property, which market value is approximately R$143,039 (US$43,345 thousand), considering the U.S. dollar rate at June 30, 2017.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

12. Property, plant and equip

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Construction in progress	Sugarcane	Total property, plant and equipment

At July 1, 2014
Opening balance	36	2,717	9,970	819	13,542	-	14,037	27,579
Acquisitions	-	508	222	122	852	156	11,544	12,552
Disposals	-	(723)	(833)	(241)	(1,797)	-	-	(1,797)
Transfers	-	156	-	-	156	(156)	-	-
Depreciation	(4)	(456)	(1,569)	(122)	(2,151)	-	(5,915)	(8,066)
Accounting balance, net	32	2,202	7,790	578	10,602	-	19,666	30,268

At July 1, 2015
Acquisitions	-	83	394	31	508	45	11,338	11,891
Disposals	-	(58)	(115)	(12)	(185)	-	-	(185)
Transfers	-	41	-	-	41	(41)	-	-
Depreciation	(4)	(410)	(1,887)	(102)	(2,403)	-	(11,768)	(14,171)
Accounting balance, net	28	1,858	6,182	495	8,563	4	19,236	27,803

At June 30, 2016
Total cost	752	4,799	18,443	1,149	25,143	4	31,126	56,273
Accumulated depreciation	(724)	(2,941)	(12,261)	(654)	(16,580)	-	(11,890)	(28,470)
Accounting balance, net	28	1,858	6,182	495	8,563	4	19,236	27,803

At June 30, 2017
Acquisitions (a)	-	687	2,633	108	3,428	340	33,012	36,780
Disposals	-	(129)	(324)	(3)	(456)	-	-	(456)
Transfers	169	116	-	-	285	(285)	-	-
Depreciation	(5)	(321)	(755)	(95)	(1,176)	-	(8,206)	(9,382)
Accounting balance, net	192	2,211	7,736	505	10,644	59	44,042	54,745

At June 30, 2017
Total cost	921	5,473	20,752	1,254	28,400	59	64,138	92,597
Accumulated depreciation	(729)	(3,262)	(13,016)	(749)	(17,756)	-	(20,096)	(37,852)
Accounting balance, net	192	2,211	7,736	505	10,644	59	44,042	54,745

Annual depreciation rates (weighted average) - %	18	10	18	10

(a) The acquisition value of sugarcane increased by R$11,500, relating to the Partnership IV Agreement to operate an area of around 15,000 hectares of sugarcane, as per Note 1.1., which, net of depreciation up to reporting date, totaled R$9,979, with no cash effect on the Company.

13. Payables for purchase of farms

	Restatement index	2017	2016

Nova Buriti Farm	*IGP-M	22,085	22,261
São José Farm	-	2,561	-
		24,646	22,261

* IGP-M –Market General Price Index

The payments related to the purchase of the farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

14. Trade accounts payable and others

	Note	2017	2016	2015

Trade accounts payable	14.1	37,805	12,073	5,545
Taxes payable		5,209	6,277	23,377
Dividends payable (a)		6,509	2,532	40,358
Advances to customers		5,631	278	8,147
Other liabilities (b)		461	5,442	4,504
Total current		55,615	26,602	81,931

Taxes payable		1,520	970	1,508
Other liabilities		-	432	672
Total noncurrent		1,520	1,402	2,180

(a)       Of the total receivable at June 30, 2017, R$23 refers to prior years.

(b)       At June 30, 2016, the Company had unrealized revenues amounting to R$4,000, related to the sale of Cremaq farm. In March 2017, all conditions precedent were met and the revenue was recognized, according to Note 1.3.

14.1 Trade accounts payable

At June 30, 2017, the Company’s balance of trade accounts payable is as follows:

	2017	2016
Raw materials and services	24,618	5,521
Operating lease transactions with third parties	13,187	6,552
	37,805	12,073

15.  Loans and financing

	Bank	Final Maturity	Annual interest rates and charges -%	Guarantee	2017	2016
Current
Financing for agricultural costs	BNB and Itaú	November/17	9.5% to 12.75%	Chaparral Farm	10,703	35,087
Bahia Project Financing	BNB, Itaú and HSBC	June/18	TJLP + 3.45 and 4.45 SELIC + 3.45. Fixed rate 4.00 to 8.50	Preferência and Chaparral Farms	15,236	13,646
Working Capital Financing	Safra	July/17	2.30% + 100% of CDI	-	15,782	-
Working Capital Financing (USD) (a)	Itaú	August/17	3.49%	-	5,031	-
Financing of Machinery and Equipment - FINAME	Itaú and Rabobank	June/18	TJLP + 3.73%	Machinery and Equipment	1	114
Financing of sugarcane	Santander	August/17	TJLP + 2.70 and 12.75%	Araucária Farms	8,248	261
Finance lease sugarcane crop (Note 26.c)	Partnership III	November/17	6.92%		1,619	2,507
					56,620	51,615

Noncurrent
Financing of sugarcane	Santander	February/20	TJLP + 2.70 and 12.75%	Araucária Farms	1,025	1,511
Financing of Machinery and Equipment - FINAME	Itaú and Rabobank	May/22	TJLP + 3.73%	Machinery and Equipment	1,208	-
Financing Bahia Project	BNB, Itaú and HSBC	October/20	TJLP + 3.45 and 4.45 SELIC + 3.45. Fixed rate 4.00 to 8.50	Preferência and Chaparral Farms	30,862	43,453
Finance lease sugarcane crop (Note 26.c)	Partnership III	November/18	6.92%	-	1,665	3,266
Finance lease sugarcane crop (Notes 1.1 and 26.d)	Partnership IV	January/32	R$/Kg 0.6462	-	20,795	-
					55,555	48,230
					112,175	99,845

Keys:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNDES – Banco Nacional de Desenvolvimento

BNB – Banco do Nordeste do Brasil

(a)   Financing in U.S. dollars and stated in reais

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

Changes in loans and financing during the year ended June 30, 2017 are as follows:

	June 30, 2016	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange difference	PVA	June 30, 2017
Finance for agricultural cost	35,087	10,000	(34,826)	(2,085)	2,527	-	-	10,703
Bahia Project(a) Financing	57,099	1,607	(13,131)	(3,954)	4,477	-	-	46,098
Working Capital Financing	-	15,000	-	(106)	888	-	-	15,782
Working Capital (USD) Financing	-	4,661	-	-	94	276	-	5,031
Financing of Machinery and Equipment – FINAME	114	1,201	(109)	(5)	8	-	-	1,209
Sugarcane Financing	1,772	7,000	(242)	(177)	920	-	-	9,273
Finance Lease - Sugarcane Crop - Partnership III	5,773	-	-	-	-	-	(2,489)	3,284
Finance lease sugarcane crop	-	29,049	-	-	-	-	(8,254)	20,795
	99,845	68,518	(48,308)	(6,327)	8,914	276	(10,743)	112,175

(a)     Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. At June 30, 2017 and 2016, the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

16. Income and social contribution taxes

16.1. Deferred taxes

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

The changes in deferred income tax and social contribution tax assets and liabilities for the periods ended June 30, 2017, 2016 and 2015 and without taking into consideration offsetting of balances in the same tax jurisdiction, are as follows:

	2017	2016	2015
Assets
Noncurrent
Tax loss carryforwards (NOL)	58,458	63,278	46,950
Biological assets	2,401	-	-
Contingency, provision for bad debts and bonuses	6,162	8,205	6,794
Hedge	635	827	1,234
Provision for onerous contracts, loss on sale of PPE – useful life	624	448	448
Difference in cost of farms	170	170	170
Provision of other accounts payable and receivable	2,918	-	-
	71,368	72,928	55,596
Liabilities
Noncurrent
Biological assets	2,308	2,089	3,128
Provision of residual value and useful life of PPE assets	1,397	1,180	1,607
Accelerated depreciation of assets for rural activity	13,883	14,065	9,813
	17,588	17,334	14,548

Net balance	53,780	55,594	41,048

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

The net change in deferred income tax is as follows:

At June 30, 2014	43,554
Tax losses	(7,495)
Adjustments in biological assets and agricultural products	(239)
Provisions for contingency, allowance for doubtful accounts and fair value	(3,530)
Hedge	1,814
Onerous agreements	251
Accelerated depreciation	6,693
At June 30, 2015	41,048
Tax losses	16,328
Adjustments in biological assets and agricultural products	1,040
Provisions for contingency, allowance for doubtful accounts and fair value	1,411
Hedge	(407)
Onerous agreements	-
Accelerated depreciation	(3,826)
At June 30, 2016	55,594
Tax losses	(4,820)
Adjustments in biological assets and agricultural products	2,182
Provisions for contingency and fair value	(2,043)
Hedge	(192)
Allowance for doubtful accounts	176
Provision for other accounts payable and receivable	2,918
Accelerated depreciation	(35)

At June 30, 2017	53,780

The estimated years of realization of deferred tax assets are as follows:

2017
2018	18,076
2019	13,894
2020	8,145
2021	3,131
2022 to 2027	28,122
71,368

16.2. Income and social contribution tax expenses

	2017	2016	2015
Income before income and social contribution taxes	33,259	9,440	198,977
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(11,308)	(3,210)	(67,652)

Share of loss in a Joint Venture	(1,504)	(174)	(1,481)
Management bonus	(2,025)	(1,524)	(1,789)
Nondeductible expenses	(709)	(61)	-
Profit or loss of joint venture abroad	(378)	-	-
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	10,320	3,931	60,123
Other permanent addition	(345)	(413)	(1,820)

Income and social contribution taxes for the year	(5,949)	(1,451)	(12,619)

Current	(4,135)	(15,998)	(9,344)
Deferred	(1,814)	14,547	(3,275)

	(5,949)	(1,451)	(12,619)
Effective rate	-18%	-15%	-6%

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

(*)  For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

17.  Equity

a)      Capital (number of shares)

Shareholder	2017	2016

Cresud S.A.C.I.F.Y.A. (a)	23,291,500	23,150,050
Board of Directors	161,900	600
Executive Board	159	130,789
Officers	162,059	131,389
Treasury	3,254,556	3,344,211
Other	30,180,801	31,600,950
Total shares of paid-up capital	56,888,916	58,226,600
Total outstanding shares	30,180,801	31,600,950
Outstanding shares as percentage of total shares (%)	53	54

(a)       Of this amount, 140,450 shares are held by Agro Managers S.A. and 1,000 shares are held by Agro Managers, subsidiaries of Cresud S.A.

At June 30, 2017 and 2016, the Company’s subscribed and paid-up capital amounted to R$584,224.  The Company is authorized to increase its capital, regardless of amendments to the articles of incorporation, up to the limit of R$3,000,000, as decided by the Board of Directors.

b)      Stock option plan

The information on the stock option plan and issue of new grants is described in Note 21.

c)      Legal reserve and retention for investment and expansion

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

d)      Dividends

Pursuant to article 36, of the Company’s Articles of Incorporation, profit  for the year shall be allocated as follows: (a) 5% (five percent) of net profit for the set-up of legal reserve, up to the limit of 20% (twenty percent) of share capital ; (b) 25% (twenty five percent) of adjusted net profit, after the deduction addressed in item (a) above, shall be allocated to the payment of mandatory dividends and (iii) the remaining portion of adjusted net profit, after the deduction addressed in item (b) above, may  be allocated to the reserve for investment and expansion.

	2017	2016	2015
Profit for the year (a)	27,310	10,572	180,810
(-) Absorption of accumulated losses	-	-	(10,988)
(-) Constitution of legal reserve (5% of net profit)	(1,366)	(529)	(8,491)
Adjusted net profit	25,944	10,043	161,331

(-) Mandatory minimum dividends - 25% of adjusted net profit	(6,486)	(2,510)	(40,333)
(-) Proposed additional dividends - 25% of adjusted net profit	(6,486)	-	(40,333)
(-) Proposed additional dividends - 75% of adjusted net profit	-	(7,533)	-

Proposed dividends	(12,972)	(10,043)	(80,666)

Set-up of reserve for investments and expansion	12,972	-	80,666

Total paid-in capital (per thousand shares)	56,889	58,227	58,227
(-) Treasury shares (per thousand shares)	(3,255)	(3,344)	(20)
(=) Free float (per thousand shares)	53,634	54,883	58,207

Dividend per share (R$)	0.24	0.18	1,39

(a)       The impacts on profit or loss presented in Note 2.27 did not affect original profit at June 30, 2016 and 2015 for the purpose of dividend distribution.

At June 30, 2017, the total of R$6,486 was allocated as mandatory minimum dividends and R$6,486 as additional dividends proposed, to be approved at the Annual Shareholders’ Meeting.

On October 2, 2017, the Company approved the distribution of dividends at an Extraordinary Shareholders' Meeting, in the amount of R$12,972.

On October 21, 2016, the shareholders of the Company approved at the Annual Shareholders’ Meeting the distribution of dividends in the amount of R$10,043, of which R$2,510 refers to mandatory minimum dividends and R$7,533 to additional dividends proposed.

The payment of additional dividends proposed in the amount of R$22,000 was resolved at second call of the Special General Meeting held on November 7, 2016. The amounts paid during the period are shown below:

2016
Mandatory minimum dividends (25%)	2,510
Additional dividends proposed (75%)	7,533
Interim dividends to the Investment and Expansion Reserve account	22,000
Total	32,043

e)      Other comprehensive income

At June 30, 2017, the effects from foreign exchange rate differences arising from the translation of  Cresca and Palmeiras financial statements for the year amounted to positive R$3,410 (R$3,737 at June 30, 2016 and R$27,865 at June 30, 2015), and the accumulated effect reached R$43,415 (R$40,005 in 2016 and R$36,268 in 2015).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

f)       Treasury shares

On September 20, 2016, the Company disclosed a Material Fact notice to the market announcing the cancellation of one million, three hundred thirty-seven thousand, six hundred eighty-four (1,337,684) common shares held in treasury (“Shares”) in the amount of R$14,881. The Shares were acquired through a common share repurchase plan, as approved at the meeting of Company’s Board of Directors held on June 25, 2015. On the same date, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2014	195,800	1,934
Acquisitions	20,000	224
Cancellations	(195,800)	(1,934)
At June 30, 2015	20,000	224

Acquisitions	3,557,900	39,653
Transfer to Board of Executive Officers – 1st Grant of Shares	(233,689)	(2,674)
At June 30, 2016	3,344,211	37,203

Acquisitions	1,345,400	15,551
Cancellations	(1,337,684)	(14,881)
Transfer to Board of Executive Officers – 3rd Grant of Shares*	(97,371)	(1,076)
At June 30, 2017	3,254,556	36,797

* The Company received notice of exercise of stock options and transferred the amount equivalent to R$1,076 for R$830, as per Note 21.

The Company’s share capital of R$584,224 remained unchanged after the cancellation of Shares, and is now divided into the remaining fifty-six million, eight hundred eighty-eight thousand, nine hundred sixteen (56,888,916) common shares.

g)      Subscription warrants

On March 15, 2006, the Board of Directors approved the issue of 512,000 share subscription warrants, 256,000 of which for first issue and 256,000 for second issue, which were delivered to the founder shareholders, in proportion to their interest in the Company’s capital at the date of issue of the subscription warrants. Each issue of subscription warrant grants their holders the right to subscribe shares issued by the Company, in an amount equivalent to 20% of its capital after the increase arising from the full exercise of the subscription warrant of each issue.

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

Exceptionally, the subscription warrants of the first issue may be exercised by their holders in the event of transfer of the Company’s control or acquisition of material interest, as defined in the terms of the corporate documents that decided on the issue of the subscription warrants.

The subscription warrants of the second issue grant the holders the right to subscribe shares issued by the Company for up to 15 years, from the date of publication of the announcement of closing of the initial public offering of shares and solely in the events of transfer or acquisition of material shareholding control in the Company, as defined in the terms of the corporate document that decided on the issue of the subscription warrants. In such events, public offerings for acquisition of all the outstanding shares of the Company shall be presented. For the subscription of shares object of the subscription warrants of second issue, their holders shall be required to pay the same price per share used in the abovementioned public offerings of acquisition of the Company shares.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares. The detailed information of the second issue market value of these subscription warrants is shown in the table below:

	Second issue
BrasilAgro	2017	2016

Price of share - R$	12.20	11.97
Maturity (years)	15	15
Maturity (day/month/year)	4/27/2021	4/27/2021
Exercise price at year end - R$/share	18.75	18.20
Number of existing shares	56,888,916	58,226,600
Percentage of capital shares subject to conversion (percentage of new capital) - %	20	20
Subject to conversion for the year (shares)	61,910	356,984
Number of outstanding shares and stock purchase warrants	256,000	256,000

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

18. Segment information

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

	June 30, 2017

	Total	Real estate	Agricultural activity				Not allocated
			Grains	Sugarcane	Cattle raising	Other

Net revenue	146,911	-	68,971	73,658	369	3,913	-
Gain on sale of farm	26,716	26,716	-	-	-	-	-
Change in fair value of biological assets and agricultural products (Note 9)	12,266	-	4,302	11,532	(3,568)	-	-
(Impairment) of net realizable value of agricultural products after harvest, net	(1,655)	-	(1,652)	-	-	(3)	-
Cost of sales	(136,362)	-	(59,770)	(74,498)	(156)	(1,938)	-

Gross profit	47,876	26,716	11,851	10,692	(3,355)	1,972	-

Operating profit (expenses)
Selling expenses	(6,676)	(8)	(6,144)	-	(80)	(444)	-
General and administrative expenses	(30,941)	-	-	-	-	-	(30,941)
Other operating expenses, net	(6,019)	-	-	-	-	-	(6,019)
Share of loss of a joint venture	(4,425)	-	-	-	-	-	(4,425)

Operating profit (loss)	(185)	26,708	5,707	10,692	(3,435)	1,528	(41,385)

Net finance profit
Finance income	110,090	8,276	9,901	8,254	-	1,292	82,367
Finance expenses	(76,646)	(8,057)	(8,881)	(921)	-	(9,097)	(49,690)

Profit (loss) before income and social contribution taxes	33,259	26,927	6,727	18,025	(3,435)	(6,277)	(8,708)

Income and social contribution taxes	(5,949)	(9,155)	(2,287)	(6,128)	1,168	2,134	8,319

Net profit (loss) for the year	27,310	17,772	4,440	11,897	(2,267)	(4,143)	(389)

Total assets	883,293	421,769	27,938	112,670	5,952	1,257	313,707
Total liabilities	215,825	41,090	10,703	33,353	-	-	130,679

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

	June 30, 2016

	Total	Real estate	Agricultural activity				Not allocated
Revised			Grains	Sugarcane	Cattle raising	Other

Net revenue	147,128	-	59,372	83,628	-	4,128	-
Change in fair value of biological assets and agricultural products (Note 9)	(12,632)	-	(32,165)	19,533	-	-	-
Reversal of impairment of net realizable value of agricultural products after harvest, net	659	-	659	-	-	-	-
Cost of sales	(134,714)	-	(52,995)	(75,605)	-	(6,114)	-
Gross profit	441	-	(25,129)	27,556	-	(1,986)	-

Operating profit (expenses)
Selling expenses	(2,732)	-	(2,680)	-	-	(52)	-
General and administrative expenses	(28,944)	-	-	-	-	-	(28,944)
Other operating income, net	2,812	-	-	-	-	-	2,812
Share of loss of a joint venture	(511)	-	-	-	-	-	(511)

Operating profit (loss)	(28,934)	-	(27,809)	27,556	-	(2,038)	(26,643)

Net finance profit
Finance income	192,644	21,781	12,739	-	-	-	158,124
Finance expenses	(154,270)	(13,945)	(12,971)	-	-	-	(127,354)

Profit (loss) before income and social contribution taxes	9,440	7,836	(28,041)	27,556	-	(2,038)	4,127

Income and social contribution taxes	(1,451)	(2,664)	9,534	(9,369)	-	693	355

Net profit (loss) for the year	7,989	5,172	(18,507)	18,187	-	(1,345)	4,482

Total assets	855,002	355,076	10,242	59,848	5,773	1,791	422,272
Total liabilities	167,514	35,907	35,087	49,601	-	-	46,919

	June 30, 2015

	Total	Real Estate	Agricultural activity				Not Allocated
			Grains	Sugarcane	Cattle raising	Other

Net revenue	174,351	-	116,289	52,925	-	5,137	-
Gain from sale of farm	193,464	193,464	-	-	-	-	-
Change in fair value of biological assets and agricultural products	18,194	-	6,031	12,459	-	(296)	-
(Impairment) of net realizable value of agricultural products after harvest, net	(3,038)	-	(3,036)	-	-	(2)	-
Cost of sales	(170,489)	-	(112,714)	(52,799)	-	(4,976)	-
Gross profit (loss)	212,482	193,464	6,570	12,585	-	(137)	-

Operating profit (expenses)
Selling expenses	(9,006)	(3,168)	(5,762)	-	-	(76)	-
General and administrative expenses	(29,360)	-	-	-	-	-	(29,360)
Other operating income, net	(3,422)	-	-	-	-	-	(3,422)
Share of loss of a joint venture	(4,355)	-	-	-	-	-	(4,355)
Operating profit (loss)	166,339	190,296	808	12,585	-	(213)	(37,137)

Net financial profit
Financial income	122,552	5,099	15,693	-	-	-	101,760
Financial expenses	(89,914)	(6,338)	(17,598)	-	-	-	(65,978)

Profit (loss) before income and social contribution taxes	198,977	189,057	(1,097)	12,585	-	(213)	(1,355)

Income and social contribution taxes	(12,619)	(7,347)	373	(4,279)	-	72	(1,438)

Net profit (loss) for the year	186,358	181,710	(724)	8,306	-	(141)	(2,793)

Total assets	1,021,896	532,925	44,414	48,163	-	1,190	395,204
Total liabilities	265,734	111,458	25,595	10,912	-	-	117,769

The balance sheet accounts are mainly represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

19.  Revenues

a)      Operating sales

	2017	2016	2015

Sales of grains	71,272	62,878	121,791
Sales of sugarcane	75,986	85,916	54,396
Lease	2,820	2,260	3,204
Other revenues	2,227	4,347	4,374
Gross operating revenue	152,305	155,401	183,765

Sales deductions
Taxes on sales	(5,394)	(8,273)	(9,414)

Net revenue	146,911	147,128	174,351

b)      Sale of farms

	Jatobá I	Cremaq	Araucária III	Araucária IV	At June 30, 2017	At June 30, 2015
Gross revenue from sale of farm (a)	8,419	4,000	9,866	13,731	36,016	238,000
Sales taxes	(307)	(146)	(360)	(501)	(1,314)	(8,687)
Cost of sale of farm (b)	(1,102)	-	(3,000)	(3,884)	(7,986)	(35,849)
Gain from sale of farm	7,010	3,854	6,506	9,346	26,716	193,464

a)Sales are registered at present value on the transaction date, according to Note 2.20.b.

b)The costs of sale of Cremaq were recognized on the date of its sale, as disclosed in the financial statements at June 30, 2015.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

20.  Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	14,326	-	701	15,027
Personnel expenses	4,579	1,058	21,199	26,836
Expenses with service provider	52,706	-	3,772	56,478
Leasing	11,089	-	728	11,817
Cost of agricultural products	50,024	-	-	50,024
Freight and storage	-	5,025	-	5,025
Allowance for doubtful accounts	-	516	-	516
Sale of farm	-	8	-	8
Maintenance, travel expenses and others	3,638	69	4,541	8,248

At June 30, 2017	136,362	6,676	30,941	173,979

Depreciation and amortization	21,211	-	746	21,957
Personnel expenses	7,320	-	19,135	26,455
Expenses with service providers	53,562	-	2,975	56,537
Leasing	7,385	-	788	8,173
Cost of agricultural products	41,924	-	-	41,924
Freight and storage	-	2,418	-	2,418
Allowance for doubtful accounts	-	(2,686)	-	(2,686)
Onerous contracts	-	-	-	-
Losses on receivables	-	3,000	-	3,000
Maintenance, travel expenses and other	3,312	-	5,300	8,612
At June 30, 2016	134,714	2,732	28,944	166,390
Depreciation and amortization	20,973	-	1,249	22,222
Personnel expenses	8,313	-	19,543	27,856
Expenses with service providers	46,829	-	4,077	50,906
Leasing	3,931	-	713	4,644
Cost of agricultural products	86,258	-	-	86,258
Freight and storage	-	6,686	-	6,686
Allowance for doubtful accounts	-	2,731	-	2,731
Onerous contracts	-	(579)	-	(579)
Sale of farm - commission	-	168	-	168
Maintenance, travel expenses and other	4,185	-	3,778	7,963
At June 30, 2015	170,489	9,006	29,360	208,855

21.  Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”,  as follows:

	2017	2016	2015
Board of directors and executive board compensation	3,528	2,756	3,107
Bonuses	5,957	4,483	5,261
Grant of share	-	-	82
Global compensation	9,485	7,239	8,450

The global compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2017 in the amount of R$11,000, was approved at the Annual General Meeting held on October 21, 2016.

Stock option plan

On August 11, 2010,  the Board of Directors approved the creation of the Stock Option Program, authorizing the Company’s Board to grant stock options to the beneficiaries then elected. The Plan established the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

The stock options to be granted according to the Plan may grant rights on the number of shares no greater, at any time, than the maximum and cumulative amount of 2% of Company shares, respecting the minimum price of the average quote of Company shares on the São Paulo Stock Exchange (BOVESPA), weighted by the volume of trading on the last thirty floors prior to the option grant.

The table below presents the information on the Plan and assumptions used for valuation:

	Second grant	Third grant
Date of issue	03/07/2012	04/09/2012
Exercise price (R$/share)	8.25	8.52
Quoted market price on grant date (R$/share)	7.69	8.50
Quoted market price at end of year	11.98	11.98
Free risk interest rate %	9.37%	9.12%
Contractual period for exercise	5 years	5 years
Maturity date	07/03/2017	09/04/2017
Expected dividend yield %	0.50%	0.50%
Volatility of shares in the market - %	41.62%	40.50%
Number of outstanding options	109.054	109.054
Number of options to be exercised	109.054	109.054
Estimated fair value on the grant date (R$/share)	3.60	4.08

The table below presents the changes in the stock option plan per grant:

	First grant	Second grant	Third grant	Total
Outstanding at July 1, 2014	301,848	260,952	260,952	823,752
Expired	(68,159)	(54,527)	(54,527)	(177,213)
Exercisable at June 30, 2015 (vested)	233,689	206,425	206,425	646,539
Exercised	(233,689)	-	-	(233,689)
Exercisable at June 30, 2016 (vested)	-	206,425	206,425	412,850
Cancelled (a)		(97,371)	-	(97,371)
Expired		-	(97,371)	(97,371)
Exercisable at June 30, 2017 (vested)	-	109,054	109,054	218,108

(a)       On September 16, 2016, one of the participants tendered his resignation from the position held on that date. As a result, the parties agreed to terminate the legal relation executed in the second grant.

On December 9, 2016, the Company received notice of the exercise of all the stock options under the First Program, totaling 97,371 stock options at the exercise price of R$8.52 per share, corresponding to the total of R$830.

Consequent to the notice of exercise of stock options by the beneficiary, the Company transferred to the beneficiary the number of shares equivalent to the number of options informed, as applicable, and the shares to be transferred by the Company are currently held in treasury. The beneficiary, in turn, paid the exercise price in cash after the transfer of shares.

22.  Other operating income (expenses), net

	2017	2016	2015
Gain/loss on sale of PPE	(479)	33	(361)
Reversal of management fee – Cresca (a)	(3,318)	-	(612)
Provision for legal claims (b)	(139)	2,213	(111)
Alto Taquari Farm (c)	34	2,277	-
Horizontina Farm	-	(500)	(1,240)
Other (d)	(2,117)	(1,211)	(1,098)
	(6,019)	2,812	(3,422)

(a)      On October 5, 2016, the Company entered into an agreement with the shareholder Carlos Casado S.A., which provides for the termination of the land development consultancy agreement. The termination of this agreement resulted in a reversal of revenue amounting to R$1,050. At December 31, 2016, the advisory agreement recorded under Intangible Assets,” in the amount of R$1,440, was derecognized. At June 30, 2017, the Company recognized that it should have received amounts net of taxes and recorded a loss of R$828 related to taxes levied on settlement of the agreement.

(b)      The amount recognized in June 2016 refers to the reversal of provision for INSS  of foreign members of the Board of Directors.

(c)      In June 2016, the Company obtained a discount on the payment of acquisition of Alto Taquari Farm.

(d)      The amount in 2017 basically refers to the termination of the Chief Executive Officer’ employment contract, as per his resignation tendered at the Board of Directors’ Meeting held on August 18, 2016, in the amount of R$1,394, and to the payment of ICMS fine on undue credit in use and consumption operations, property, plant and equipment, diesel oil and agricultural inputs, in the amount of R$630.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

23. Financial income and expenses

	Notes	2017	2016	2015
Financial income
Interest on marketable securities		15,383	39,509	9,325
Interest on receivable		4,878	5,506	4,637
Monetary variations (i)		619	-	-
Foreign exchange variation (ii)		11,166	8,933	14,720
Gain on remeasurement of receivables from sale of farms (a)/(iii)		15,818	22,499	41,530
Realized profit from derivative transactions (iv)	6	19,576	77,448	24,204
Unrealized profit from derivative transactions (v)	6	42,650	38,749	28,136
		110,090	192,644	122,552
Financial expenses
Marketable securities charges		(2,565)	(9,884)	(66)
Bank charges		(1,080)	(1,405)	(1,674)
Interest accrued		(8,963)	(8,202)	(12,672)
Monetary variation (i)		(541)	(3,164)	(4,190)
Foreign exchange variation (ii)		(10,917)	(8,738)	(8,139)
Loss on remeasurement of receivables from sale of farms (a)/(iii)		(7,789)	(12,649)	(23,234)
Realized loss from derivative financial transactions (iv)	6	(3,654)	(72,675)	(6,468)
Unrealized loss from derivative financial transactions (v)	6	(41,137)	(37,553)	(33,471)
		(76,646)	(154,270)	(89,914)
Financial income (expense), net		33,444	38,374	32,638

Net balances are as follows:

	2017	2016	2015

Monetary variations (i)	78	(3,164)	(4,190)
Foreign exchange difference (ii)	249	195	6,581
Realization of present value on balance of accounts receivable (iii)	8,029	9,850	18,296
Income from Derivative financial instruments (iv)	15,922	4,773	17,736
Unrealized profit from Derivative financial instruments (v)	1,513	1,196	(5,335)

24.  Earnings per share

	2017	2016	2015
Profit attributed to controlling shareholders	27,310	7,989	186.358
Weighted average number of common shares issued (thousands)	57,241	58,227	58,233
Effect from dilution - shares	352	357	26
Weighted average number of common shares issued adjusted by the dilution effect	57,593	58,584	58,259
Basic earnings per share	0.4771	0.1372	3.2002
Diluted earnings per share	0.4742	0.1364	3.1988

25. Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits is estimated and updated by management, supported by the opinion of the Company's external legal advisors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

 Probable likelihood of loss

	Labor	Tax	Civil	Total
At June 30, 2015	511	3,173	-	3,684
Additions	885	987	-	1,872
Monetary restatement	324	361	-	685
Reversal/payments	(577)	(4,209)	-	(4,786)
At June 30, 2016	1,143	312	-	1,455
Additions	431	-	619	1,050
Monetary restatement	138	-	79	217
Reversal/payments	(313)	(117)	(698)	(1,128)
At June 30, 2017	1,399	195	-	1,594

Possible likelihood of loss

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures,  and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2017	2016
Civil (a)	10,719	15,743
Tax (b)	4,315	8,848
Labor	1,514	705
Environmental	-	279
	16,548	25,575

(a)       The Company reduced the amount of a civil proceeding from R$5,700 to R$600, through consent order. The payment was made during the fiscal year.

(b)       Based on the opinion of its external legal advisors, who analyzed favorable decisions in similar lawsuits, the Company’s estimates were revised to reduce loss expectations by approximately R$4,000.

Judicial deposits

	2017	2016
Labor	611	456
Tax	1,051	960
Environmental	-	4,838
Civil	127	123
(Note 7)	1,789	6,377

26. Commitments

a)      Contracts of sugarcane supply between BrasilAgro and ETH Bioenergia

For the year ended June 30, 2017, gross sugarcane sales of BrasilAgro to ETH Bioenergia reached R$59,811, representing 39.3% of the Company’s total gross revenue.

	2017		2016		2015
	Number	Amount	Number	Amount	Number	Amount
	(tons)		(tons)		(tons)
Gross revenue from sugarcane – ETH	720,548	59,811	1,075,183	85,916	841,600	54,396

The price of sugarcane ton delivered was calculated  on Total Sugar Recoverable (ATR) assessed on the sales date.

There is a future balance of sugarcane  to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

b)      Lease agreement – Partnership (II)

	2017	2016	2015
Lease agreement	2,081	2,150	307

This partnership agreement complies with the definition of operating lease. The payment will always be in kind (soybean grains), to be deposited until June 30 of each crop year. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables, namely, the productivity and the area effectively planted. According to such agreement, the minimum quantity to be paid in the long term would correspond to 479,181 bags, of which 59,898 bags of soybean in up to one year,  299,488 bags of soybean from one to five years and 119,795 bags of soybean with more than five years up to the end of the agreement .

c)      Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with ETH Bioenergia.

The first agreement was the rural subpartnership agreement to operate nine farms, in the state of Mato Grosso. The subpartnership starts on the date of execution and ends on  March 31, 2026. This partnership contract meets the definition of operating lease. The payment shall be always in kind (tons of sugarcane). According to this contract the quantity to be paid in the long term corresponds to 529,975 tons, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement .

	2017	2016	2015
Operating lease	1,017	127	-

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by ETH Bioenergia in the properties addressed by the subpartnership agreement described above. Such agreement contract meets the definition of financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by ETH Bioenergia during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 53,845 tons, of which 18,604 tons in up to one year and 35,241 tons from one to five years.

	2017	2016	2015
Finance lease (sugarcane crop)	3,284	5,773	7,576

d)      Sugarcane agricultural partnership agreement (IV) (Note 1.1)

On February 7, 2017, the Company entered into an agricultural partnership agreement involving a property in São Raimundo das Mangabeiras, in the state of Maranhão, named Partnership IV.

The first agreement establishes an agricultural partnership to operate an area of around 15,000 hectares. The agricultural partnership is for 15 years from the date of the agreement and may be renewed for the same period. This partnership agreement meets the definition of operating lease. Payment will always be made in kind (tons of sugarcane).

The quantity to be paid corresponds to 10% of the entire production obtained in the area specified in the agreement and the initial base quantity to be produced in the area during the first year of the agreement was established at 850,000 tons. After this period, spanning between one and five years, the minimum quantity to be produced in the partnership areas is 4,500,000 tons of sugarcane, and from the sixth year to the termination of agreement, minimum production should be 1,250,000 tons of sugarcane per crop year.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

The second agreement regulates the rights and obligations of the agricultural partners, by which BrasilAgro acquired sugarcane crops planted by the agricultural partner in the areas specified in the partnership agreement described above. This agreement meets the definition of finance lease. As consideration in this agreement, BrasilAgro undertakes to return, at the end of the agreement, the area specified in the partnership agreement together with sugarcane stubble crops with the capacity to produce 850,000 tons of sugarcane, in the crop year subsequent to the termination of the agricultural partnership agreement.

2017
Finance lease Partnership IV (a) / (b)	20,795

(a)       Finance lease as per Note 15.

(b)       Amounts adjusted at the price determined by Sugarcane Producers Council (Consecana) at June 30, 2017.

The third agreement deals with sugarcane supply, in which the parties aim to regulate the price and conditions of supply, as well as the obligations of each party in a cyclical system, which involves the need to supply sugarcane, in a certain delivery frequency and schedule that is consistent with buyer's  receipt and production capacity.

For the year ended June 30, 2017, gross sugarcane sales to Partnership IV came to R$16,175 million, representing 10.6% of the Company’s total net revenue.

	2017
	Quantity (Tons)	Amount
Gross sugarcane sales Partnership IV	217,797	16,175

27. Transactions with related parties

	2017	2016
Current assets
Cresud (a)	1,298	1,065
	1,298	1,065

Noncurrent assets
Cresca (b)	35,640	44,363

Current liabilities – trade accounts payable
Leasing payable (c)	3,451	-
Cresud (a)	936	536
Cresca	397	-
	4,784	536

	2017	2016	2015
Statement of profit or loss
Cresud	-	-	(2,383)
Futures and options	-	(7)	(138)
	-	(7)	(2,521)

(a)       Expenses and revenue related to Due Diligence of new acquisitions and implementation of the   budget  and controls system and reimbursement of general expenses;

(b)       Receivables from Cresca for assumption of financing during the acquisition, remunerated at a rate of 12% per year. On November 21, 2016, we received from Cresca the amount of R$11,652, as agreed between the parties on October 5, 2016;

(c)       Leases - The real estate agencies entered into lease agreements with the Company on the restatement assumption of the  price of soybean quoted in an active market;

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2017

(In thousands of reais, except as stated otherwise)

28. Insurance

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2017:

Insurance type	Coverage - R$

Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	2,850
Fire/lightning/explosion/electrical damage (office)	766
Storage silo (Chaparral Farm)	12,700
51,316

28. Subsequent event

As of June 30, 2017, no stock options have been exercised under either the second or third tranches. In September 2017, our executive officers exercised stock options representing 218,108 shares of our capital stock, which were delivered to them on October 2017.