Form 20-F
period 2018-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2018-10-30
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Gustavo Javier Lopez

Chief Administrative Officer and Investor Relations Officer
Tel.: +55 11 3035 5350, Email:ri@brasil-agro.com

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (Note: None required for registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

INTRODUCTION

Unless the context otherwise requires, the term “BrasilAgro” refers to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and its consolidated subsidiaries; and unless indicated otherwise, the terms “we,” the “Company,” “our” or “us” refer to BrasilAgro. The term “Brazil” refers to The Federative Republic of Brazil.

Presentation of Financial Information

All references herein to “Real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “dollars” or “US$” are to U.S. dollars.

On June 30, 2018, the end of our last fiscal year, the exchange rate for Reais into U.S. dollars was R$3.8552 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2017, the selling rate was R$3.3082 to US$1.00. The selling rate was R$3.2098 to US$1.00 on June 30, 2016, R$3.1026 to US$1.00 on June 30, 2015 and R$2.2025 to US$1.00 on June 30, 2014, in each case, as reported by the Central Bank. The Real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2018 may not be indicative of future exchange rates. On September 30, 2018, the selling rate was R$4.0033 to US$1.00 and, on October 25, 2018, the selling rate was R$3.7014 to US$1.00, as reported by the Central Bank. See “Item 3—Key Information—Exchange Rates” for information regarding exchange rates for the Real since June 30, 2014.

Financial Statements

We maintain our books and records in Reais. Our fiscal year is from July 1 of each year to June 30 of the following year. Our consolidated financial statements as of June 30, 2018, 2017 and 2016 and for the years ended June 30, 2018, 2017 and 2016 have been audited.

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

Market Information

The market information included herein concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Food Supply Company (Companhia Nacional de Abastecimento), or Conab, a state-owned company, the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, the U.S. Department of Agriculture, or USDA, the U.S. Food and Agriculture Organization, or FAO, the United Nations, and the Organization for Economic Cooperation and Development, or OECD, as well as from other public institutions and independent sources as indicated throughout this annual report. We believe that such information is true and accurate as of the date it was made available, although we have not independently verified it.

Rounding

Some percentages and amounts included herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or any Public Company Accounting Oversight Board, or “PCAOB,” rules, which, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis pursuant to any future audit rule promulgated by the PCAOB (unless the U.S. Securities and Exchange Commission, or the SEC, determines otherwise). We take advantage of the exemption from providing an auditor’s attestation report and may decide to rely on other exemptions in the future, such as compliance with certain PCAOB rules. We do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may become more volatile.

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds US$1 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, (c) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period, or (d) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

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

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2018, 2017, 2016, 2015 and 2014, and for each of the five years ended June 30, 2018. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this annual report.

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

Our sugarcane plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” we effected the change in accounting policy retrospectively as of July 1, 2014. Consequently, effective from our fiscal year commencing on July 1, 2016, our sugarcane was reclassified to property, plant and equipment, measured at cost and depreciated over its useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of July 1, 2014. Accordingly, we revised the comparative financial data amounts for the years ended June 30, 2016 and 2015. Financial data for the year ended June 30, 2014 has not been revised, and is not comparable to the financial data for the years ended June 30, 2018, 2017, 2016 and 2015.

	Year ended June 30,
	2018	2017	2016	2015	2014(*)
	(R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF OPERATIONS
Net revenue	244,278	146,911	147,128	174,351	131,314
Gain on sale of farms	39,817	26,716	—	193,464	21,845
Changes in fair value of biological assets and agricultural products	99,083	12,266	(12,632)	18,194	1,092
Adjustments to impairment of net realizable value of agricultural products after harvest, net	883	(1,655)	659	(3,038)	(2,043)
Cost of sales	(228,319)	(136,362)	(134,714)	(170,489)	(138,535)
Gross profit	155,742	47,876	441	212,482	13,673
Selling expenses	(10,087)	(6,676)	(2,732)	(9,006)	(10,239)
General and administrative expenses	(34,945)	(30,941)	(28,944)	(29,360)	(30,378)
Other operating income (expenses) net	35,432	(6,019)	2,812	(3,422)	285
Share of profit (loss) of a joint venture	14,671	(4,425)	(511)	(4,355)	(704)
Operating income (loss)	160,813	(185)	(28,934)	166,339	(27,363)
Financial income	129,323	110,090	192,644	122,552	40,051
Financial expenses	(137,879)	(76,646)	(154,270)	(89,914)	(41,611)
Financial (expense) income, net	(8,566)	33,444	38,374	32,638	(1,560)
Profit (loss) before income and social contribution taxes	152,257	33,259	9,440	198,977	(28,923)
Income and social contribution taxes	(25,919)	(5,949)	(1,451)	(12,619)	15,561
Profit (loss) for the year	126,338	27,310	7,989	186,358	(13,362)
Profit (loss) attributable to equity holders of the parent	126,338	27,310	7,989	186,358	(13,362)
Issued shares at the fiscal year end	56,888,916	56,888,916	58,226,600	58,226,600	58,422,400
Basic earnings (loss) per share	2.35	0.48	0.14	3.20	(0.23)
Diluted earnings (loss) per share	2.35	0.48	0.14	3.20	(0.23)
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	(2,264)	65,051	(6,440)	(8,491)	22,880
Net cash flows (used in) from investing activities	(65,700)	(13,527)	149,773	286	(9,850)
Net cash flows (used in) from financing activities	125,414	(61,930)	(164,749)	(19,902)	(1,979)
Increase (decrease) in cash and cash equivalents	57,450	(10,406)	(21,416)	(11,125)	11,051

(*) 2014 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16.

	Year ended June 30,
	2018	2017	2016	2015	2014(*)
	(R$ thousands)
CONSOLIDATED BALANCE SHEET
Assets
Current assets
Cash and cash equivalents	104,314	43,798	54,204	75,620	86,745
Marketable securities	11,215	6,972	113,559	273,258	21,532
Accounts receivable and others	95,176	54,026	31,072	56,575	69,201
Inventories	69,622	22,658	18,197	27,406	40,210
Biological assets	61,993	38,260	22,285	17,348	1,421
Derivative financial instruments	28,299	4,090	24,497	13,498	18,255
Transactions with related parties	1,660	1,298	1,065	856	723
Total current assets	372,279	171,102	264,879	464,561	238,087

Non-current assets
Biological assets	34,053	13,435	5,241	—	31,202
Restricted marketable securities	18,226	17,088	20,353	1,468	13,782
Transactions with related parties	—	35,640	44,363	39,060	26,068

Deferred taxes	32,742	53,780	55,594	41,048	43,554
Derivative financial instruments	4,053	1	—	408	63
Accounts receivable and others	74,775	44,605	42,497	53,215	67,302
Investment properties	557,152	389,799	287,867	288,347	334,803

Investments in unquoted equity instruments	86	101,426	102,955	99,729	50,369
Property, plant and equipment	84,830	54,745	27,803	30,268	13,542
Intangible assets	1,403	1,672	3,450	3,792	4,966
Total non-current assets	807,320	712,191	590,123	557,335	585,651
Total assets	1,179,599	883,293	855,002	1,021,896	823,738
Liabilities and equity
Current liabilities
Trade accounts payable and others	106,445	55,615	26,602	81,931	29,722
Loans and financing	70,088	56,620	51,615	50,900	62,253
Labor obligations	14,300	11,513	8,856	11,215	8,730

Derivative financial instruments	10,489	3,978	2,165	5,655	204
Payables for purchase of farms	—	24,646	22,261	48,840	44,820
Transactions with related parties	1,831	4,784	536	480	33,237

Total current liabilities	203,153	157,156	112,035	199,021	178,966
Non-current liabilities
Trade accounts payable and others	11,298	1,520	1,402	2,180	3,449
Loans and financings	205,932	55,555	48,230	59,179	57,909

Derivative financial instruments	2,145	—	4,392	1,670	—
Provision for legal claims	1,207	1,594	1,455	3,684	3,573

Total non-current liabilities	220,582	58,669	55,479	66,713	64,931
Equity
Attributable to equity holders of the parent:
Capital	584,224	584,224	584,224	584,224	584,224
Capital reserve	1,997	1,525	1,771	2,349	4,201
Income reserves	153,973	68,615	91,158	93,212	—
Treasury shares	(35,208)	(36,797)	(37,203)	(224)	(1,934)
Additional dividends proposed	10,995	6,486	7,533	40,333	—
Other comprehensive income (loss)	39,883	43,415	40,005	36,268	8,403

	755,864	667,468	687,488	756,162	594,894
Non-controlling interests		—	—	—	—
	755,864	667,468	687,488	756,162	594,894
Total liabilities and equity	1,179,599	883,293	855,002	1,021,896	838,791

(*) 2014 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16.

We have included information with respect to dividends and/or interest on shareholders’ equity paid to holders of our common shares since the fiscal year ended June 30, 2014 in Reais and in U.S. dollars translated from Reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

Exchange Rates

Our dividends, when paid in cash, are denominated in Reais. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York, as the ADS depositary. The Bank of New York converts dividends it receives from Reais into U.S. dollars upon receipt, by sale or such other manner as it has determined, and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York’s expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs.

The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever it determines there is an imbalance in Brazil’s balance of payments or reason to expect that one will occur.

The following tables show, for the periods and dates indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 30, 2018, the Real/U.S. dollar exchange rate was R$3.8552 per US$1.00. On September 30, 2018, the Real/U.S. dollar exchange rate was R$4.0033 per US$1.00 and, on October 25, 2018, the selling rate was R$3.7014 to US$1.00. The information below is based on the noon buying rate in the City of New York for wire transfers in Brazilian Reais as certified for U.S. customs purposes by the Federal Reserve Bank of New York.

Year ended June 30,	Average Rate(1)
(R$ per US$1.00)
2014	2.297
2015	2.678
2016	3.695
2017	3.225
2018	3.314

(1) The average rate is calculated as the average of the noon buying rates on the last day of each month during each twelve-month period ending on June 30 of each of the years indicated.

Period	High	Low
	(R$ per US$1.00)
April 2018	3.5034	3.3098
May 2018	3.7497	3.5302
June 2018	3.8994	3.6907
July 2018	3.9258	3.7114
August 2018	4.1806	3.7112
September 2018	4.1873	4.0033
October 2018 (through October 25)	4.0273	3.6903

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Risks Relating to our Business and Industry

Our ability to implement our business strategy successfully may be adversely affected by numerous factors beyond our control, which may materially and adversely affect our business, financial condition and results of operations.

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is based on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any of the following factors:

●	failure to acquire and sell agricultural properties at attractive prices;

●	changes in market conditions or failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural real estate sector;

●	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in the opinion of the Federal Attorney General, as further detailed in this annual report;

●	failure to expand our operations within the originally proposed time frame;

●	failure to maintain the fiscal structure of our subsidiaries;

●	inability to develop infrastructure and attract personnel in a timely and effective manner;

●	inability to identify service providers for our agricultural properties and projects;

●	increased competition for suitable land from other agricultural real estate owners or developers, which increases our costs and adversely affects our profit margins;

●	inability to develop and operate our agricultural properties profitably, which may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

●	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

●	failure by purchasers of our properties to meet their payment obligations to us;

●	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

●	global climate conditions, such as global warming, which may contribute to the change of frequency of unpredictable or uncommon meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

●	unfavorable climate conditions in Brazil, particularly in the regions where we carry out our activities;

●	the economic, political and business environment in Brazil, and specifically in the geographic regions where we invest and operate;

●	inflation, fluctuating interest rates and exchange rates;

●	disputes and litigation relating to our agricultural properties; and

●	labor, environmental, civil and pension liabilities.

We may not be able to continue acquiring suitable agricultural properties on attractive terms.

In recent years, investments in Brazil’s agriculture sector have increased substantially. As a result, demand and valuations for the kind of properties we seek to acquire have escalated significantly. We believe that prices for such properties are likely to continue to increase in the medium and long-term, perhaps significantly as demand is expected to remain high. We compete with local and foreign investors, many of whom are larger and have greater financial resources than we do. Such investors may be able to incur operating losses for a sustained period, retain their real estate investments for a longer period than we can or accept lower returns on such investments. As a result, such investors may be willing to pay substantially higher prices for agricultural properties than we are able or willing to, depriving us of opportunities to acquire the best agricultural properties and/or increasing our acquisition costs. As a result of the foregoing, we cannot assure you that we will be able to locate and acquire suitable investments on reasonable terms or at all, and our inability to do so would have a material adverse effect on us.

The imposition of restrictions on acquisitions of agricultural properties by foreign nationals may materially restrict the development of our business.

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not permitted to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária, or INCRA), within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the relevant municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and/or rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the grating of such certificates.

On September 30, 2018, approximately 78% of our common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and/or our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties. For example, we currently have control over the properties we own, and we would need to acquire more properties in partnership with local companies in which we relinquish our right to exercise control over the entities acquiring such properties. This might have the effect of increasing the number of transactions we must complete, which would increase our transaction costs. It might also require the execution of joint ventures or shareholder agreements, which increases the complexity and risks associated with such transactions.

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

A substantial portion of our assets consist of agricultural properties that are illiquid.

Our business strategy is based on the appreciation of the capital invested in our agricultural properties and the liquidity of those investments. We cannot assure you that the value of our agricultural properties will increase in the short-, medium- or long-term, or at all, or that we will be able to monetize our agricultural investments successfully. Agricultural real estate assets are, as a general rule, illiquid and volatile, and agricultural properties in Brazil are especially illiquid and volatile. As a result, it may be difficult for us to promptly adjust our portfolio of properties in response to changes in economic or business conditions, and we may be unable to find purchasers willing to acquire our agricultural properties at prices that are favorable to us. Lack of liquidity and volatility in local market conditions would adversely affect our ability to carry out sales of properties on a timely and profitable basis, which could have a material adverse effect on us.

We may not be profitable, or our cash flow may not be positive for a number of years.

We expect to incur significant capital and operating expenses for several years on account of our continuing development activities. Due to the capital-intensive and long-term nature of our real estate development activities, many of our properties will not generate immediate cash flows or provide a short-term return on investment. Therefore, we may not achieve positive cash flows or profitability for a number of years, and, even if we do, we cannot assure you that such positive cash flows or profitability will be sustained in the future. Should we fail to achieve and sustain profitability, our business, financial condition and results of operations and the market value of our common shares would be adversely affected.

Fluctuation in market prices for our agricultural products could adversely affect us.

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide supply and demand as well as speculation;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

In addition, we believe there is a close relationship between the value of our agricultural properties and market prices of the commodities we produce, which are affected by global economic and other conditions. A decline in the prices of grains, sugar or related by-products below their current levels for a sustained period of time would significantly reduce the value of our land holdings and materially and adversely affect our business, financial condition and results of operations.

Substantially all of our revenue is derived from a small number of clients, and we currently face a risk of default by our main customer.

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2018, our two largest customers accounted for 58.1% of our total revenue, and our three largest customers represented 69.3% of our total revenue. In the year ended June 30, 2018, five of our customers were responsible for 80.8% of our revenue, and each of these five customers was responsible for at least 10% of our revenue. Of these five customers, two were responsible for 100% of our revenue in the sugarcane segment, and three were responsible for 55.6% of our revenue in the grains segment. In the year ended June 30, 2017, five of our customers were responsible for 78.3% of our revenue, and each of these five customers was responsible for at least 10% of our revenue. Of these five customers, two were responsible for 100% of our revenue in the sugarcane segment, and three were responsible for 56.9% of our revenue in the grains segment. See Note 18 to our financial statements included elsewhere in this annual report.

Furthermore, we entered into a supply contract and a leasing contract with Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), controlled by Odebrecht S.A., pursuant to which we currently supply them with 100% of our sugarcane production from Alto Taquari, Araucaria and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. The term of this leasing contract covers a total area of 5,782 hectares, which we will explore and operate until March 31, 2026.

In addition, we entered into a supply contract and a leasing contract with Agro Pecuária e Industrial Serra Grande Ltda. (“Agro Serra”), pursuant to which we currently supply them with 100% of our sugarcane production from São José farm. The term of this supply contract covers at least 15 crop years, and therefore is scheduled to expire no earlier than in crop year 2032/2033, and encompasses a total area of 14,900 hectares, which we will explore and operate.

On August 28, 2018, we also entered into an agricultural rural partnership agreement with 3SB Produtos Agrícolas S.A., for the lease of 11 rural properties (Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazendas Santa Olimpia, Santa Terezinha and Rubi, Fazenda Santa Olimpia 2 and Fazenda Mata Fresca) located in the Municipalities of São Felix do Araguaia, in the State of Mato Grosso, with a total agricultural area of 23,568 useful hectares, for a period of up to ten years.

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

Concentration among our client base also increases the adverse consequences to us should we lose any of our clients or if any of our clients default on their obligations to us, either in the form of non-payment or through a breach of any contractual provision or obligation, such as shipping failure or delays. Delays in the shipment of our products could directly affect the planning of our harvest, which could generate losses and result in additional costs to us.

In the year ended June 30, 2018 and as of the date hereof Brenco (ETH Bioenergia) has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, due to the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash). Odebrecht’s CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, acceleration of debts, among others. Please see “Item 4—Information on the Company—Business Overview—Agricultural Activities and Products—Sugarcane” for a table presenting the aging of receivables from Brenco (ETH Energia). Therefore, Brenco’s controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

We are dependent on third-party service providers and subject to recent changes in the Brazilian labor legal framework.

In addition to our own personnel, we are highly dependent on third-party contractors to develop and cultivate our agricultural properties, and to provide the machinery and equipment needed for such purposes. As a result, our future success depends on the skill, experience, knowledge and efforts of our third-party service providers. We cannot assure you that we will be able to hire the desired third-party service providers for our agricultural properties or that such providers will have the ability to ensure quality agricultural production in an efficient manner, and at competitive prices. Our failure to hire the desired service providers for our agricultural properties, or their failure to provide quality services, or the revocation or termination or our failure to renew our service contracts or negotiate new contracts with other service providers at comparable prices and terms would adversely affect us.

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

Despite different interpretations by courts and scholars, in the past, the Brazilian Supreme Labor Court (Tribunal Superior do Trabalho) had an understanding that outsourcing was legally permissible with respect to specialized services not related to the company’s core business, such that an employment relationship is not formed between the outsourcer and the workers providing the non-core services. In addition, pursuant to the aforementioned court’s decision, companies hiring third-party contractors in violation of such standard would be held secondarily liable for labor and social security contingent liabilities of the employees of such third-party contractors.

Without prejudice to the foregoing, in 2017 the Brazilian Senate approved Law No. 13,467/17 (the “New Labor Law”) to amend the Brazilian Labor Code (Consolidação das Leis do Trabalho, or CLT) and related regulations thereunder, thereby governing the provision of outsourced services (“terceirização”), allowing the outsourcing of core business activities. The New Labor Law currently allows outsourcing of any kind of labor, central or otherwise to the company’s services (both the so-called “supporting activities,” as well as the “leading activities”). In August 2018, the Brazilian Federal Supreme Court decided, by majority vote, that the outsourcing of services is permitted by Brazil’s Federal Constitution and, therefore, confirmed the constitutionality of the relevant provisions of the New Labor Law, which was fiercely opposed by labor unions. Legal scholars and case law now support the view that this recent decision of the Brazilian Supreme Court resolves pending issues relating to the constitutionality of the New Labor Law, which is now interpreted to allow unrestricted outsourcing.

The New Labor Law also brought changes regarding prevalence of collective bargaining agreements, amendments to temporary workers’ rights, and changes to the rules of temporary contracts, among others.

We may be required to adapt our current outsourcing strategy with regard to the use of third-party service providers and, in a worst-case scenario, acknowledge the existence of an employment relationship between us and the employees of our third-party service providers. The enactment of the New Labor Law may, therefore, have adverse effects on our business, financial condition and results of operations.

Moreover, pursuant to Brazilian environmental law, we are jointly and severally liable, together with our contractors, for all environmental damage caused by our third-party contractors, irrespective of our fault. Such obligations or our costs for defending against any such claims may be significant and could have a material adverse effect on us if we were held liable.

Changes in government policies involving biofuels may adversely affect our business, financial condition and results of operations.

Government policies for encouraging biofuels as a response to environmental concerns have had, and are likely to continue to have, an impact on grain prices. The nature and scope of future legislation and regulations affecting our markets are unpredictable, and we cannot assure you that current concessions, prices or market protections involving biofuels will be maintained in their current form for any period of time. Any change in the support afforded to biofuels by the United States government or any other government may result in stagnation or decline in the market prices of certain agricultural commodities and consequently the price of our agricultural properties, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. The failure to comply with such laws and regulations may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to rectify damages and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable even in cases where it is not negligent and would render us jointly and severally liable for the obligations of our contractors, producers or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in our financial resources, which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on our business, financial condition and results of operations.

As environmental laws and their enforcement become increasingly stricter, our expenses for complying with environmental requirements are likely to increase in the future. Furthermore, the possible implementation of new regulations, changes in existing regulations or the adoption of other measures could cause the amount and frequency of our expenditures on environmental preservation to vary significantly compared to present estimates or historical costs. Any unplanned future expenses could force us to reduce or forego strategic investments and as a result could materially and adversely affect our business, financial condition and results of operations.

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

Property values in Brazil are influenced by a wide variety of factors beyond our control, and therefore we cannot assure you that property values will continue to increase or that property values will not decline. A significant decline in property values in Brazil could adversely affect the value of our property holdings.

Our growth depends on our ability to attract and retain qualified personnel.

We are highly dependent on the services of our technical and administrative staff. If we lose any of our senior management, or require additional management personnel, we will have to attract similarly qualified administrative and technical personnel. There is significant demand for high-level, technical personnel with the skills and know-how required to operate our business, and we compete for this talent in the global market. The availability of attractive opportunities in Brazil and other countries may adversely affect our ability to hire or retain highly-qualified personnel. If we fail to attract and retain the professionals we need to expand and manage our operations, our business may be materially and adversely affected.

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

Under Brazilian law, ownership of real estate is conveyed only upon proper registration and filing of the relevant public deeds with the Real Estate Registry Office with jurisdiction where the property is located. In certain locations in Brazil, it is frequent to come across real estate registry errors, including duplicate or fraudulent certificates of enrollment and legal challenges. Lawsuits concerning the lawful title of real estate are prevalent in Brazil and, as a result, there is a risk that such errors, fraud or challenges adversely affect our business, financial condition and results of operations, thereby causing the loss of all or substantially all of our agricultural properties.

We depend on international trade and economic and other conditions in our key export markets.

Brazil’s current agricultural production capacity is greater than the demands of its domestic agricultural market. Agriculture exports account for an increasingly significant portion of our revenue, especially as our rehabilitated farm properties gain crop production capabilities and increased yield. Therefore, our results of operations increasingly depend on political, economic and regulatory conditions in our principal export markets. The ability of our products to effectively compete in these export markets may be adversely affected by a number of factors beyond our control, including the deterioration of macroeconomic conditions, the volatility of exchange rates, the imposition of tariffs or other trade barriers or other factors in those markets such as regulations relating to the chemical content of agricultural products and safety and health regulations.

Due to the growing market share of Brazilian agricultural and beef products in the international markets, Brazilian exporters are increasingly being affected by tariffs and other barriers imposed by importing countries, in order to, among other things, protect local producers by limiting access of Brazilian companies to their markets. For example, the European Union imposes protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. The adoption of measures by a given country or region, such as restrictions, import quotas or suspension of imports could substantially affect the export volume of agricultural products and, consequently, our volume of exports and results of operations. If the competitiveness of our products in one or more of our significant markets were to be affected by any one of these events, we may not be able to reallocate our products to other markets on comparable terms, which could therefore adversely affect our business, financial condition and results of operations.

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

The Real has suffered frequent depreciations and appreciations in relation to the U.S. dollar and other foreign currencies during the past decade. The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian Real and the U.S. dollar and other currencies. The devaluations in more recent time periods resulted in significant fluctuations in the exchange rates of the Real against the U.S. dollar and other currencies.

In 2015, the real depreciated by 47.0% against the U.S. dollar, and on December 31, 2015, the Real/U.S. dollar exchange rate was R$3.9048. In 2016, the Real appreciated by 16.3% against the U.S. dollar, and the Real/U.S. dollar exchange rate was R$3.2591 on December 31, 2016. In 2017, the Real depreciated by 1.5% against the U.S. dollar, and the Real/U.S. dollar exchange rate was R$ 3.3080 on December 31, 2017. On September 30, 2018, the Real/U.S. dollar exchange rate was R$4.0039 per US$1.00. There can be no assurance that the Real will not depreciate or appreciate against the U.S. dollar in the future.

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

Agribusiness operations are predominantly seasonal in nature. In Brazil, the harvest of soybean and corn generally occurs from February to June. The annual sugarcane harvesting period in Brazil normally begins in April and ends in November. As a result, our results of operations are likely to continue to significantly fluctuate between the planting and harvesting periods of each crop, which cause fluctuations in our cash flows as a result of disparities between our revenue stream and our fixed expenses. In addition, seasonality creates limited windows of opportunity for our producers to complete required tasks at each stage of crop cultivation. Should events such as adverse weather conditions (including deluges of rain as has recently been the case throughout Brazil) or transportation interruptions occur during these seasonal windows, we may face reduced revenue without an opportunity to recover until the following crop’s planting. Finally, because of the effects of seasonality, our quarterly results may not be indicative of our annual results.

Our growth will require additional capital, which may not be available on terms and conditions acceptable to us, or at all.

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

We plan to continue to use financial derivative instruments, which may result in substantial losses.

We plan to continue to use derivative financial instruments, mainly commodity hedge derivatives, foreign exchange derivatives and exchange rate swaps. If we enter into such hedging agreements and future prices of the underlying commodities differ from our expectations, we may incur substantial losses which could have an adverse effect on our financial condition and results of operations.

Furthermore, our hedging strategies may not properly take account of the effects of foreign exchange or commodity variations on our financial position. On entering into forward exchange and commodity agreements, we will be subject to the risk that our counterparties could fail to meet the conditions of such agreements. We may not be able to receive compensation for losses and damages from any defaulting counterparty through legal remedies, on account of laws protecting against bankruptcy or other similar protections for insolvent debtors, foreign laws restricting cross-border legal remedies, or for other reasons, which may adversely affect our business, financial condition and results of operations.

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

As of September 30, 2018, Cresud holds 40.69% of our common shares. Cresud has other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Administrative Officer and Investor Relation Officer, were previously employed by Cresud. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

We depend on suppliers to provide us with fertilizers, seeds, other raw materials and machinery services. Possible delays in the delivery of such items may delay our planting efforts until we are able to establish agreements with other suppliers, or may delay our harvest in case of delay in delivery of machinery. Accordingly, any delays, failures or defects in the delivery of raw materials or inputs or with regard to the provision of services to us by our suppliers could adversely affect our business and results of operations. See “—Lack of transportation, storage and processing infrastructure in Brazil represents an important challenge for the Brazilian agricultural and agricultural real estate sectors.”

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

Recently, a Brazilian trial court ruled that new products containing “glyphosate” – a herbicide widely used in soybeans and others crops – were prohibited from being registered in Brazil, and existing registrations would be suspended until the government reevaluates their toxicity. This decision also suspended the registration of others chemicals, such as the insecticide abamectin and the fungicide thiram. According to the Brazilian Agriculture Minister, this decision would be a disaster for the agricultural industry and, for this reason, the decision was subject to multiple appeals. On September 3, 2018, a court of appeals reversed the trial court’s decision. Currently, the use of glyphosate is permitted. However, we are unable to guarantee that it will continue to be allowed.

The prohibition of the use of glyphosate to control weed infestation could compromise no-till farming, which is important for productivity and sustainability, and lead to increased use of other products for pest control. Currently, there is no alternative in Brazil to replace glyphosate. Similar products have a high cost and are not readily available to meet the demand for glyphosate. As a result, our production costs could increase, and our productivity could be significantly impacted, which could result in lower production margins.

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

In addition, in May 2018, Brazil faced a widespread truck drivers’ strike, also called a diesel crisis, which caused a nationwide transportation paralysis, highway blockades, cargo delays, shortages of food, supplies and fuel in Brazil. The strike was led by self-employed truck drivers who demanded cuts in diesel fuel prices, fuel taxes, and reforms of laws and regulations applicable to their occupation. The truckers’ strike forced the Brazilian government to make certain concessions, such as the expansion of fuel subsidies, among others, in order to bring the strike to an end. The most significant concession made by the Brazilian government was the introduction of a freight rate schedule providing for minimum freight rates and minimum rates per kilometer, depending on the distance covered and type of cargo. The adoption of the freight rate schedule may increase transportation costs in Brazil and, therefore, negatively impact the logistics sector as whole, and our business, financial condition and results of operations.

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

Currently, we conduct our activities in Brazil and Paraguay. We are considering expanding into other countries in and outside Latin America, but currently have no definitive commitments or specific plans with respect thereto. In the future, we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives. The success in other countries of our business strategy and business model that we apply in Brazil would be subject to a high level of uncertainty and depend on numerous factors beyond our control. Therefore, we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recover our investments. Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent to the management of a transnational company, including:

●	challenges posed by distance, language, local business practices and cultural differences (i.e. lack of financing; longer payment cycles in the relevant country; difficulties in forming partnerships or strategic alliances with local parties; conflicting or redundant practices in respect to tax, regulatory, legal and administrative aspects);

●	negative effects of currency fluctuations or the imposition of exchange controls or restrictions on repatriation of capital;

●	adverse changes in laws and local policies, particularly those relating to import tariffs, labor practices, environment, investment, acquisition of agricultural property by foreign companies or companies controlled by foreigners;

●	difficulty of enforcement of contracts and collection or enforcement of debts, or difficulties or restrictions imposed by local courts;

●	expropriation and imposition of legal or administrative limitations to the exercise of property rights as a result of changes in laws or applicable regulations;

●	difficulty in obtaining licenses, permits or other approvals from local government authorities;

●	political disputes, social unrest and deteriorating local economic conditions;

●	transnational conflicts or disputes involving Brazil and the relevant country; and

●	terrorism or military conflicts; and natural disasters, epidemics, riots and insurrections.

Our inability to recognize and respond to these differences, challenges and risks could adversely affect any operations we may undertake in markets outside of Brazil, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

●	economic and social instability;

●	increase in interest rates;

●	exchange controls and restrictions on remittances abroad;

●	restrictions and taxes on agricultural exports;

●	exchange rate fluctuations;

●	inflation;

●	volatility and liquidity in domestic capital and credit markets;

●	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

●	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

●	government policies related to our sector; and

●	fiscal or monetary policy and amendments to tax legislation; and other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015, 3.6% in 2016, increased 1.0% in 2017 and 1.8% in the first six months of 2018.

As a result of investigations carried out in connection with the Lava Jato (Car Wash) operation into corruption in Brazil, a number of senior politicians, including congressmen, and executive officers of some of the major state-owned companies in Brazil have resigned or been arrested, while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

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

In addition, on December 2, 2015, the Brazilian Congress opened impeachment proceedings against Brazilian President Dilma Rousseff for allegedly breaking federal budget laws during her term. On August 31, 2016, following a trial by the Senate, President Dilma Rousseff was impeached and Vice-President Michel Temer was sworn in as president. The president of Brazil has the power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses including us. The impeachment proceedings have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and prices of securities issued by Brazilian issuers or subsidiaries of Brazilian companies. We cannot predict the effects of the recent impeachment proceedings on the Brazilian economy. More recently, in May 2017, the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office has increased uncertainty with respect to the future prospects of the Brazilian markets. Furthermore, although the Brazilian Superior Electoral Court (Tribunal Superior Eleitoral) in a 4 to 3 vote has recently acquitted Dilma Rousseff and Michel Temer of charges of illegal campaign financing that could annul the presidential election that took place in 2014 and ultimately could require President Michel Temer to vacate the presidential office, this decision may still be appealed to the Brazilian Supreme Court (Supremo Tribunal Federal). In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal charges by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization. Furthermore, recently a Brazilian federal appeals court unanimously upheld the conviction of former president Luís Inácio Lula da Silva on corruption charges uncovered by the Lava Jato operation; however, this decision can still be appealed to the Brazilian Supreme Court. On April 7, 2018, Luís Inácio Lula da Silva began his prison sentence. We cannot predict whether these investigations and lawsuits as well as the imprisonment of Luís Inácio Lula da Silva will bring about further economic and political instability or if new allegations against high officers of the Brazilian Federal Government will arise in the future. In addition, we cannot predict the results of any such investigations, including their effects over the Brazilian economy. The development of such cases may negatively affect us.

Also, in October 2018 general elections were held in Brazil for the election of its next president for a four-year term as well as for senators and federal congressmen. The Brazilian economy and the Real exchange rate may be negatively affected depending on the policies adopted and actions taken by the new administration.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year as or December 31, 2010. The SELIC rate has increased and decreased since then and, as of June 30, 2018, it was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado, or IGP-M), and calculated by Fundação Getúlio Vargas, or FGV, were 3.67% in 2014, 10.54% in 2015, 7.18% in 2016 and (0.52)% in 2017. Cumulative inflation in the first six months of 2018, calculated by the same index, was 5.39%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2018, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários, or CDI). In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

A deterioration in general economic and market conditions or the perception of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

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

Risks Relating to our American Depositary Shares and Common Shares

A holder of our American Depositary Shares may face disadvantages compared to a holder of our common shares when attempting to exercise voting rights.

Holders of our American Depositary Shares, or ADSs, may instruct the depositary to vote the common shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Brazilian law and our articles of association, to vote the common shares as instructed. In most cases, if the ADS holder does not give instructions to the depositary, it may vote the common shares in favor of proposals supported by our board of directors, or, when practicable and permitted, give a discretionary proxy to a person designated by us. We cannot be certain that ADS holders will receive voting materials in time to ensure that they can instruct the depositary to vote the underlying common shares. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their common shares or other deposited securities are not voted as requested.

Holders of our common shares or ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law and may not be available to be paid as dividends or interest on shareholders’ equity.

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

Holders of our common shares or ADSs in the United States may not be entitled to the same preemptive rights as Brazilian shareholders, pursuant to Brazilian law, in the subscription of shares resulting from capital increases made by us.

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

Also, if holders of our ADSs that exchange them for our common shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our common shares. See “Item 10 —Additional Information—Exchange Controls” and “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of our ADSs may face difficulties in protecting their interests because, as a Brazilian company, we are subject to different corporate rules and regulations and our shareholders may have fewer and less well-defined rights.

Holders of our ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and Brazilian corporate law.

Our corporate affairs are governed by our bylaws and Brazilian corporate law, which differ from the requirements that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of our ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares under Brazilian corporate law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of our executive officers and our independent registered public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

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

We are a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States; accordingly, you will not be provided with the benefits or have the same protections afforded to shareholders of U.S. public companies.

The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council. In addition, we are not required to, among other things:

●	have a majority of the board be independent;

●	have a compensation committee or a nominating/corporate governance committee of our board of directors; and

●	have regularly scheduled executive sessions with only non-management directors; or have at least one executive session of solely independent directors each year.

We are an emerging growth company within the meaning of the Exchange Act and, if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company” within the meaning of the rules under the Exchange Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with any PCAOB rules, that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis pursuant to any future audit rule promulgated by the PCAOB (unless the U.S. Securities and Exchange Commission, or the SEC, determines otherwise). In addition, we are not subject to the additional level of review of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company for up to five years from the date of our initial public offering of securities under an effective registration statement under the Securities Act, though we may cease to be an emerging growth company earlier under certain circumstances.

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

Under Law No. 10,833/2003, the gain on the disposition or sale of assets located in Brazil by a non-Brazilian resident, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil. With respect to the disposition of our common shares, as they are assets located in Brazil, a non-Brazilian resident should be subject to income tax on the gains assessed, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident. With respect to our ADSs, although the matter is not entirely clear, arguably the gains realized by a non-Brazilian resident upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833/2003. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a non-Brazilian resident to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The B3, which is the principal Brazilian stock exchange, had a market capitalization of R$2.3 trillion (US$0.7 trillion), as of December 31, 2017, and an average daily trading volume of R$9.7 billion (US$2.9 billion) in 2017. In comparison, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$27.8 trillion as of December 31, 2017, and the NYSE recorded an average daily trading volume of US$12.8 billion in 2017. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 71% of the aggregate market capitalization of the B3 as of December 31, 2017. The ten most widely traded stocks in terms of trading volume accounted for approximately 39% of all shares traded on the B3 in 2017. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

We are focused on the acquisition, development and exploration of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops (soybean, corn, sugarcane and others) and cattle raising and from time to time sell our developed properties in order to realize capital gains.

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 12 agricultural properties in seven Brazilian states, aggregating 266,772 hectares, of which 172,032 hectares were arable but less than 10% of which were cultivated when acquired and 94,740 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and tree of our agricultural properties were partly sold, representing in the aggregate a total area of 78,398 hectares. As of the date hereof, we hold 238,705 hectares, including 50,331 hectares leased.

In December 2013, we acquired a 50% interest in Cresca S.A., a company that owns 141,931 hectares of rural land in Paraguay, of which approximately 71,000 hectares were arable, but less than 12,000 hectares of which were cultivated when acquired, and approximately 70,931 were protected by environmental regulation. On October 5, 2016, we entered into an agreement with Carlos Casado S.A. (“Carlos Casado”), our partner in Cresca at the time, pursuant to which we agreed to try to sell all the land that Cresca owned for a 120-day period as of the execution date of the aforementioned agreement. Further to the provisions of the agreement, we and Carlos Casado also agreed to split ownership of the land among us and Carlos Casado if either party failed to dispose of the totality of the land within the 120-day period.

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would distribute them to us and to Carlos Casado. As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras S.A. (“Palmeiras”), which was incorporated on December 16, 2016 to operate the activities of our investment in Cresca S.A. and (ii) Agropecuária Moroti S.A. (“Moroti”), a subsidiary that received, on February 9, 2018, upon the conclusion of the formal spin-off process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the spin-off of Cresca was concluded and the portion of assets and liabilities attributed to us was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2018, Moroti owns 59,490 hectares of which 29,745 were arable.

We invested more than R$738.7 million since the IPO to acquire, develop and transform agricultural properties.

We will continue the investments to develop and transform our agricultural properties in Brazil and Paraguay. In this regard, we will continue to apply for financing with government development banks.

From July 1, 2015 until the date hereof:

●	on August 28, 2018, we leased an area of 23,568 hectares, located in the municipality of São Félix do Araguaia, in the State of Mato Grosso. The new farm was named Partnership V. The lease agreement has a term of up to 10 years and was followed market prices practiced in the region;

●	during the 2017/2018 crop year, we developed 2,000 hectares of our 172,032 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in July 2018, we sold an area of 9,784 hectares (7,485 arable hectares) in the Jatobá farm, located in Jaborandi, State of Bahia. The total amount of the sale was 285 soybean bags per arable hectare, or R$164.8 million (approximately R$22,018 per arable hectare);

●	in May 2018, we sold an area of 956 hectares (660 arable hectares) in the Araucária farm, located in Mineiros, State of Goiás. The total amount of the sale was 1,208 soybean bags per arable hectare, or R$52.4 million (approximately R$79,393 per arable hectare);

●	in May 2018, we issued Agribusiness Receivables Certificates (ARC) in the aggregate amount of R$142.2 million. The ARCs are secured by debentures that were issued in two series, the first in the amount of R$85.2 million, and the second in the amount of R$57 million. The first series of debentures will mature on August 1, 2022 and be repaid in three annual installments starting on July 30, 2020, and accrue interest at 106.5% of the DI rate, payable on July 30 of each year. The second series of debentures will mature on July 31, 2023 and be repaid in four annual installments starting on July 30, 2020, and accrue interest at 110.0% of the DI rate, payable on July 30 of each year;

●	on February 9, 2018, the spin-off of Cresca was concluded and the portion of assets and liabilities attributed to us was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2018, Moroti owns 59,490 hectares of which 29,745 were arable;

●	in June 2017, we sold an area in the Jatobá Farm, a rural property located in the State of Bahia. A total of 625 hectares (500 hectares of arable land) were sold, worth 300 soybean bags per hectare of arable land or R$10.1 million (approximately R$20,180/ha);

●	in March 2017 and May 2017, we sold two areas in the Araucaria Farm, a rural property located in the State of Goias. In March 2017, 274 hectares (200 hectares of arable land) were sold in the amount of 1,000 soybean bags per hectare of arable land or R$12.5 million (R$13.2 million nominal value/approximately R$66,227/ha). The second area, sold in May 2017, totaled 1,360 hectares (918 hectares of arable land), worth 280 soybean bags per hectare or arable land or R$17.0 million (approximately R$18,535/ha). It is important to highlight that this area includes a lowland area and, therefore, the value of the sale per hectare of arable land is lower compared to the sale held in the same farm in March, which consisted of a plateau area;

●	we conducted a purchase and agricultural partnership for a property in state of Maranhão, whereby we acquired 17,566 hectares, 10,137 hectares of arable land in February 2017, that has already been developed, and will be used for the planting of grain crops. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand/hectare of arable land) and the agricultural partnership consists of 15,000 of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, which may be extended for the same period;

●	during 2016/2017 crop year, we developed 5,117 hectares of our 199,114 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	on October 5, 2016, we entered into an agreement with Carlos Casado, our partner in Cresca, to try to sell all the land that Cresca owned or to split ownership of the land between us and Carlos Casado if a 120 day period since execution of the agreement lapsed;

●	during 2015/2016 crop year, we developed 6,572 hectares of our 163,431 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	during 2015/2016 crop year, we began cattle-raising operations at the Preferência Farm, in Bahia, initially consisting of breeding and fattening activities. We have acquired 4,836 head of cattle, which are distributed over 5,052 hectares of already active pasture; and we entered into a partnership to explore an area of 4,263 hectares in the municipalities of Alto Taquari and Alto Araguaia, in the State of Mato Grosso (“Partnership III”). These areas are close to Alto Taquari farm and will be used for sugarcane by March 31, 2026.

The map below indicates the location of our agricultural properties, their arable areas, their current or intended production activities and the sold areas as of June 30, 2018:

(1)	New social denomination of the operation in Paraguay.

(2)	BrasilAgro signed a partnership in “Partnership II Farm” for up to 11 crops and up to 10,000 hectares.

(3)	BrasilAgro signed a partnership in “Partnership III Farm,” which will expire on March 31, 2026.

(4)	BrasilAgro signed a partnership in “Partnership IV Farm” which has a term of 15 years, renewable for another 15 years.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 of our financial statements for the fiscal year ended June 30, 2018.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2018.

Property	Location	Acquisition Date	Total Area	Land and Improvement Cost as of June 30, 2018(1)	Estimated Fair Market Value as of June 30, 2018	Appreciation(2)
			(ha)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	30,981	56.9	340.9	499%
Alto Taquari Farm	Alto Taquari/MT	August 2007	5,394	35.9	158.7	341%
Araucária Farm	Mineiros/GO	April 2007	5,534	43.2	137.8	219%
Chaparral Farm	Correntina/BA	November 2007	37,182	82.0	312.2	281%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	23.1	32.1	39%
Preferência Farm	Barreiras/BA	September 2008	17,799	27.7	58.2	110%
Moroti Farm	Chaco Paraguay	December 2013	59,490	166.5	188.9	13%
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	106.4	156.8	47%
Total			198,158	475.0	1,385.6	156%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.

(2)	Appreciation includes the impact of inflation since the acquisition date.

B.	Business Overview

We are focused on the acquisition, development and exploration of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops (soybean, corn, sugarcane and other) and cattle raising and from time to time sell our developed properties in order to realize capital gains. We are currently involved in several farming activities, including grains and sugarcane production and cattle raising.

Agricultural Activities and Products

Independent Production

As of June 30, 2018, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or clients who have substantial bargaining power. Our net revenue was R$244.3 million for the year ended June 30, 2018 and R$146.9 million for the year ended June 30, 2017. All of our sales are to clients located in Brazil.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. On June 30, 2018, we had one manager at São José Farm, Partnership II and Partnership IV farm, one regional manager for the Chaparral, Jatobá and Preferência farms and one regional manager for the Araucária, Alto Taquari and Partnership III farms.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May. During the planting season for our 2017/2018 crop year, we planted 35,207 hectares of grains at our grain farms in Brazil. For the years ended June 30, 2018 and 2017, net revenue from sale of grains constituted 39.8% and 46.9% of our net revenue, respectively.

All distribution of production from the farms is through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our storage facilities or to our clients.

Sugarcane

The sugarcane planting season runs from February to May, and harvest occurs between April and November. On June 30, 2018, we had 31,580 hectares planted with sugarcane at our Araucária, Alto Taquari, São José Farm, Partnership III and Partnership IV farms.

We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, Araucária, and Partnership III farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and is scheduled to expire in 2021/2022. In the year ended June 30, 2018 and as of the date hereof Brenco (ETH Bioenergia) has not defaulted on the payment of any receivable. We currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash).

In the table below, we present the aging of the receivables from Brenco (ETH Bioenergia), based on contractual terms.

As of June 30, 2018
Falling due:	(in thousands of Reais)

Up to 30 days	10,538
30 to 90 days	—
91 to 180 days	—
181 to 360 days	2,138
Total	12,677

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

For the years ended June 30, 2018 and 2017, net revenue from the sale of sugarcane accounted for 56.6% and 50.1% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our clients’ sugar and ethanol refineries.

Livestock

On June 30, 2018, we had 20,993 head of cattle distributed over 15,114 hectares of active pasture.

Others

On June 30, 2018, we had 24,212 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Investment properties

On June 30, 2018, the net book value of our investment properties was R$557.1 million, of which R$425.1 million represented land acquisition costs and R$132.1 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2018 and 2017, gains on farm sales accounted for R$39.8 and R$26.7 million, respectively.

Agricultural Properties

On June 30, 2018, we owned seven agricultural properties, totaling 147,984 hectares of arable land (not including environmental preservation areas in accordance with Brazilian environmental law), including 26,763 hectares of leased area and 29,745 hectares of Moroti Farm, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Maranhão, Bahia, Piauí and in Paraguay. During the planting season for our 2017/2018 crop year, we planted 31,853 hectares of soybean, 3,354 hectares of corn, 31,580 hectares of sugarcane, 16,280 hectares of other grains (sesame, sorghum and others and leased areas to third parties) and 19,787 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II, III and IV.

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

During the planting season for our 2017/2018 crop year, we planted 5,302 hectares of soybean, 350 hectares of second crop corn and 19,960 hectares of sugarcane at the São José farm.

Jatobá Farm: The Jatobá farm has an area of 30,981 hectares and was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

On June 30, 2017, we sold 625 hectares of our Jatobá farm, 500 of which are arable, for a total sale price of R$10.1 million, equivalent to 300 soybean bags per arable hectare. In July 2018, we sold 9,784 hectares of our Jatobá farm, 7,485 of which are arable, for a total sale price of R$164.8 million, equivalent to 285 soybean bags per arable hectare. After these sales, the area of Jatobá farm held by us was 21,197 hectares, of which approximately 16,741 hectares are arable.

Alto Taquari Farm: The Alto Taquari farm has an area of 5,394 hectares and was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and cattle raising. As of June 30, 2018, we had 3,511 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

On May 2018, we sold 956 hectares of our Araucária Farm, 660 of which are arable (for a total sale price of R$52.4 million, equivalent to 1,208 soybean bags per arable hectare). On March 27, 2017, we sold 274 hectares of our Araucária Farm, 200 of which are arable, for a total sale price of R$12.5 million or (R$13.2 million nominal value, equivalent to 1,000 soybean bags). On May 30, 2017, we sold 1,360 hectares of our Araucária Farm, 918 of which are arable, for a total sale price of R$17.0 million, equivalent to 280 soybean bags. On April 25, 2013, we sold 394 hectares of our Araucária farm, 310 of which are arable, for a total sale price of R$10.3 million, equivalent to 48,000 soybean bags, and on June 27, 2014, we sold 1,164 hectares of our Araucária Farm, 913 of which are arable, for a total purchase price of R$41.3 million, equivalent to 735,000 soybean bags. After the sales, the area of Araucária farm held by us was 5,534 hectares, of which approximately 4,124 hectares are arable.

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020.

Chaparral Farm: The Chaparral farm has an area of 37,184 hectares and was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. During the planting season for our 2017/2018 crop year, we planted 9,596 hectares of soybean and 795 of corn, 4,673 hectares of pasture, and 3,919 hectares of other grains there. The property is located in the Municipality of Correntina, State of Bahia.

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

Preferência Farm: The Preferência farm has an area of 17,799 hectares and was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for cattle raising and grain cultivation. During the planting season for our 2017/2018 crop year, we have 6,376 hectares of pasture, and 134 hectares of other grains there.

On June 30, 2018, we had 20,993 head of cattle, distributed through over 15,114 hectares of active pasture in our cattle operations in Brazil and Paraguay

Partnership II: On October 11, 2013, we entered into a partnership with respect to Partnership II farm for up to 11 harvests, which is expected to end in October 2024. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area up to 7,500 hectares, which is suitable for grain crops. During the planting season for our 2017/2018 crop year, we planted 7,452 hectares of soybean at the Partnership II farm.

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

Partnership V: On August 28, 2018, we entered into a lease agreement with respect to a property located in the municipalities of São Félix do Araguaia, in the state of Mato Grosso (“Partnership V”), where we have the right to operate an area of 23,568 hectares for up to 10 years. The area will be cultivated with grains during the upcoming 2018/2019 harvest year. These areas are mature, with more than 5 years under production and are suitable for a second crop.

Cresca: Cresca is a company that invests in agricultural and cattle raising land in Paraguay. On December 12, 2013, we entered into an agreement with Cresud, our controlling shareholder, for: (i) the acquisition of its interest in Cresca S.A., representing a 50% interest of the company, (ii) the assumption of Cresud credits with Cresca, and (iii) the execution of an advisory service agreement, pursuant to which Cresud agreed to render services to Cresca in exchange for the payment of fees. The total consideration of the transaction was US$19.8 million.

On the purchase date, Cresca had approximately 81,000 hectares and had a contract for the right to purchase approximately 61,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. Pursuant to this agreement, Cresca purchased 35,864 hectares on July 9, 2014, and the remaining 24,753 hectares on January 20, 2015.

On April 4, 2014, Cresca sold 24,624 hectares in Paraguay, 12,312 of which are arable, for a total price of US$14.8 million (US$600 per hectare). The purchaser made an initial payment of US$1.9 million and paid the first installment in the amount of US$4.3 million upon the execution of the property transfer deed and the sold area possession transfer. The purchaser made payments totaling the amount of US$3.7 million in 2015 and a final payment of US$4.9 million on July 20, 2016.

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would distribute them to us and to Carlos Casado. As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of the Company’s investment in Cresca and (ii) Moroti, a subsidiary that received, on February 9, 2018, upon conclusion of the formal spin-off process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the spin-off of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the spin-off, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which BrasilAgro’s share was R$16.6 million. See Note 23 to our financial statements for the fiscal year ended June 30, 2018.

As of June 30, 2018, Moroti owns 59,490 hectares of which 29,745 were arable. During the planting season for our 2017/2018 crop year, we planted 5,300 hectares of soybean, 776 hectares of corn, 1,187 hectares of other grains and 3,733 hectares of pasture in the farm in Paraguay.

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

Material Agreements

Partnership V (3SB Produtos Agrícolas S.A.)

On August 28, 2018, we entered into an agricultural partnership agreement in relation to a property in São Félix do Araguaia, state of Mato Grosso, or Partnership V. This agreement establishes an agricultural partnership with 3SB Produtos Agrícolas S.A., which consists of an exploration agreement of an area of 23,568 hectares of arable land for a period of 10 years.

Partnership IV (Agroserra – Agro Pecuária e Industrial Serra Grande Ltda.)

On February 7, 2017, we entered into two agreements for an agricultural partnership in relation to a property in São Raimundo das Mangabeiras, state of Maranhão, or Partnership IV.

The first agreement under Partnership IV establishes an agricultural partnership with Agro Pecuária e Industrial Serra Grande Ltda. (“Serra Grande”), which consists of a sugarcane exploration agreement of an area of around 15,000 hectares. The agricultural partnership will last for 15 years from the date of the agreement and may be extended for the same period. The amount to be paid to Serra Grande corresponds to 10% of the entire production obtained in the area referred to in the agreement and the initial volume to be produced in the area during the first year of the agreement was established at 850,000 tons. After this period, spanning between one and five years, the minimum volume to be produced in the partnership areas is 4,500,000 tons of sugarcane, and from the sixth year onward until the expiration of the agreement, the minimum production volume is 1,250,000 tons of sugarcane per crop year.

The second agreement under Partnership IV governs the rights and obligations of the agricultural partners, through which BrasilAgro acquired sugarcane crops planted by the agricultural partner in the areas referred to in the partnership agreement described above. This agreement meets the definition of a finance lease. As consideration, BrasilAgro undertakes to return, at the end of the agreement, the area referred to in the partnership agreement together with sugarcane stubble crops with the capacity to produce 850,000 tons of sugarcane in the crop year subsequent to the termination of the agricultural partnership agreement.

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2020, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo, or CONSECANA). For the year ended June 30, 2018, net revenues of our sugarcane production to Brenco were R$81.4 million, representing 33% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

On May 8, 2015, we executed three agreements with Brenco:

The first agreement consists of a rural sub partnership to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership started at the date of its signature and is estimated to end on March 31, 2026. The areas are to be used for the plantation and cultivation of sugarcane, which cannot exceed the duration of the contract. This contractual partnership meets the definition of an operating lease. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco, which is located in the vicinity of the farms, during the harvest period of the product. The quantity to be paid for the duration of the contract shall be established in tons per hectare and varies according to the area being explored. According to this contract, the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons will be paid within one to five years and 355,046 tons will be paid after more than five years up to the expiration of the agreement.

The second agreement relates to the regulation of rights and obligations between agricultural partners from whom BrasilAgro acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial leasing. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 53,845 tons of sugarcane, of which 18,604 tons will be paid within one year and 35,241 tons will be paid within one to five years.

For the year ended June 30, 2018, we delivered a total of 843 million tons of sugarcane pursuant to the agreements described above.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

In the year ended June 30, 2018 and as of the date hereof Brenco (ETH Bioenergia) has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash). Odebrecht’s CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, early maturity of debts, among others. Therefore, Brenco’s controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would distribute them to us and to Carlos Casado.

As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of our investment in Cresca and (ii) Moroti, a subsidiary that was received, on February 9, 2018, upon conclusion of the formal spin-off process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the spin-off of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the spin-off, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which BrasilAgro’s share was R$16.6 million. See Note 23 to our financial statements for the fiscal year ended June 30, 2018.

As of June 30, 2018, Moroti owns 59,490 hectares of which 29,745 were arable. During the planting season for our 2017/2018 crop year, we planted 5,300 hectares of soybean, 776 hectares of corn, 1,187 hectares of other grains and 3,733 hectares of pasture in the farm in Paraguay.

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

See “Item 3—Key Information—Risk Factors—Risks Relating to our Business and Industry” for information regarding the prohibition of the use of glyphosate and the freight rate schedule.

Customers

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For the year ended June 30, 2018, our three largest customers, Brenco, Agroserra and Bunge, accounted for 69.3% of our total revenue. See “Item 3—Key Information—Risk Factors— Substantially all of our revenue is derived from a small number of clients, and we currently face a risk of default by our main customer.”

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

The Company has a civil liability insurance which is intended to ensure us, as the insured party, up to the maximum limit of the insurance policy, R$5 million, from expenses for which the Company may be held liable by virtue of compensation for damages caused to third parties. This policy is currently in force and will expire on November 19, 2018.

We also have a business insurance (rural multi-risk) for storage structure (silo) and its machinery located at our farm named “Fazenda Chaparral” located at in the City of Correntina, State of Bahia, at Rodovia BR 349 - Km 228. This policy is currently in force and will expire on November 19, 2018.

We have also contracted a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or any other statutory body or body created by our bylaws or any natural person who has proper powers to represent the Company before third parties or whose position or function implies such representation, subject to the limits provided in the respective insurance policy. This insurance policy covers civil liability up to R$30 million; and a coverage against environmental damages up to R$ 4 million. This policy is currently in force and will expire on November 21, 2018.

We have already started the negotiations with both our broker and insurance companies regarding the aforementioned insurances to have timely renewal prior to their expiry dates.

The Company also contracted insurance for certain specific machines (harvesters and planters), as well as for its irrigation pivot system at our farm “Fazenda São José.”

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

Pursuant to the Brazilian legal framework, a trademark can be categorized as either a product, service, certification or collective mark. With regard to its presentation in local law, the trademarks can be nominative, mixed, figurative or three-dimensional. During the registration process, the depositor has an expectation of right to use the deposited trademarks, which he may avail himself from in order to identify its products or services until the registration process is ultimately concluded.

We have filed three trademark registration applications at the INPI for the trademark name (which corresponds to our current corporate name) “BrasilAgro – Companhia Brasileira de Propriedades Agrícolas” under applications No. 828045089, 828045097 and 828045100. The analysis of trademark application No. 828045089 is currently postponed pending the final decision of another trademark registration application in order to avoid conflict of interest between the Company and other third parties. By its turn, service trademark application No. 828045097 in NCL (8) 35 marketing, distribution, importation and export of agricultural and livestock products was approved by the INPI on June 5, 2012 and expires on June 5, 2022. Finally, application No. 828045100, for NCL (8) 31 products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables, seeds, plants and natural flowers and food for animal was granted to the Company by the INPI on September 20, 2016 and expires on September 20, 2026.

We also have filed three trademark registration applications for the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” under applications No. 827971575, 827971567 and 827971583. One of such applications, No. 827971567, was rejected based on INPI’s considerations of previously filed trademark applications. We filed an appeal and await a final decision from the INPI regarding this particular application. Our business has not been affected by the refusal of this trademark registration application given that such application has as subject matter the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” which is not our actual corporate name (our actual corporate name is “BrasilAgro – Companhia Brasileira de Propriedades Agrícolas”) and was filed at the time as a cautionary measure when we were in the process of deciding our corporate name. In addition, the other two applications, No. 827971575 and 827971583, were approved on June 14, 2011, expiring on June 14, 2021 and on January 28, 2014, expiring on January 28, 2024, respectively.

In addition, we filed three trademark registration applications for the single name “BrasilAgro.” The first one, filed at INPI under No. 829541870 is a service trademark, refers to NCL (9) 35 - marketing, distribution, importation and export of agricultural and livestock products, was approved on November 1, 2011 and expires on November 1, 2021. The second one, filed under No. 829541853, refers to a product trademark, on NCL 31, involving products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables and fresh vegetables, seeds, plants and natural flowers, animal food and malt, was approved on September 20, 2016 and remains in force until September 20, 2026. Finally, the third trademark registration application for the name “BrasilAgro” had the analysis thereof postponed by means of a decision dated June 28, 2011 and is currently halted given that it is pending of evaluation of another prior trademark registration application by the INPI.

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

For the Alto Taquari farm, because of a change in the state’s environmental laws, we are in the process of re-validating the licenses.

Protected Areas

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

All of our properties have legal reserve areas, although a part thereof has legal reserves that are in the process of being recorded at the offices of the applicable government agency. Additionally, environmental laws protect other areas, such as permanent preservation areas.

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

In addition to these areas, there are also areas for environmental compensation, and ecological corridors, which safeguard interconnection of fragments of vegetation, ensuring protection of local biodiversity. Protected areas may not be suppressed, and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in applicable regulations.

A total of 67,153 hectares, or approximately 35.6 % of the total area of our properties, consist of protected areas.

Suppression of Vegetation

We are in the process of obtaining authorization for suppression of vegetation with respect to 6.6% of our current land holdings upon which we have not yet commenced crop cultivation operations and that are not part of our legal reserve or permanent preservation areas, from the relevant environmental authorities in the locations where required. Accordingly, with respect to such areas where such authorization is required, we will not be able to commence crop cultivation operations until such authorizations are obtained. Because such authorizations depend upon governmental agencies, we are unable to provide an estimate of the time frame for receiving such approvals.

Rural Environmental Register (CAR)

In Brazil, all rural properties are required by law (Law No. 12.651/12 and Decrees Nos. 7.830/2012 and 8.235/2014) to register with the rural environmental register (CAR). This electronic registration integrates environmental information regarding the property, deforestation control, the monitoring and combating of forests and other forms of native vegetation, as well as environmental and economic planning of rural properties. The CAR gathers environmental information for each property regarding the situation of permanent preservation areas, legal reserve areas, forests and remnants of native vegetation, restricted use areas, consolidated areas, etc.

This register requires the rural proprietary to regularize their environmental situation. It is a requirement to have access to credit, however, sanctions are not imposed for those who are not registered with CAR.

All of our properties are registered with CAR.

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

iii.	the acquisition shall not exceed 100 indefinite exploration modules, which are measurement units defined by INCRA. The MEI, which are measurement units adopted by INCRA, is subject to alterations by INCRA in case of changes in the economic conditions of a given region. Currently the size of the MEI range from five to 100 hectares, depending on the region.

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

As of June 30, 2018, approximately 78% of our common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued Opinion No. 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Brazilian Federal Law No. 5,709/71 and Decree No. 74,965/74, regarding Brazilian companies with the majority of the capital stock comprised by foreigners residing outside of Brazil or legal entities incorporated abroad. In April 2013, the Regional Federal Court for the Third Region (Tribunal Regional Federal da 3ª Região – TRF) granted an injunction in the context of a claim brought by INCRA and the Federal Government against São Paulo’s General Comptroller of Justice Opinion No. 461/2012-E, suspending the effects of such opinion. In August 2013, the Regional Federal Court of the Third Region acknowledged its lack of jurisdiction to rule on such claim and sent the court records of the case to São Paulo State Appeals Court (Tribunal de Justiça do Estado de São Paulo). As a consequence of such decision, the injunction granted by the Regional Federal Court of the Third Region was set aside, and both INCRA and the Federal Government had declined on the claim. Since then, entities providing notary and registry services located in the State of São Paulo are, over again, exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74.

On June 25, 2014, the AGU and INCRA filed a suit with the Supreme Court (STF) against the State of São Paulo due to the decision ruled by São Paulo State Appeals Court which judged the Opinion 1 issued by AGU in 2010, unconstitutional. In this suit the stay of the preliminary order was required and, in the end, the definite annulment of Opinion 461-12-E of the Inspector General Office of São Paulo, issued on December 3, 2012. On August 7, 2014, the decision issued by Justice Marco Aurélio Mello, rapporteur of the process, was published, denying the injunction requested by AGU and INCRA, on the basis that the fact that more than one year and 7 months elapsed since from the issuance of the opinion of the Inspector General Office of São Paulo and the filing of the suit with STF, showing that there was no urgency in the analysis of the injunction request. In September 2016, Justice Marco Aurélio Mello suspended the effects of said decision issued by the São Paulo Justice Court that considered that the Opinion issued by the AGU in 2010 as unconstitutional.

In addition, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) declare that the paragraph 1 of article 1 of Law No. 5,709/1971 was not received by the 1988 Federal Constitution and (ii) reverse the opinion of the Federal Attorney General of 2010 (Opinion No. LA-01).

As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment in any of these lawsuits to be ruled by the STF.

C.	Organizational Structure

The diagram below illustrates our corporate structure as of the date hereof. All of our subsidiaries are incorporated in Brazil and Paraguay.

(1)	A portion of our common shares held by Cresud are deposited in The Bank of New York Mellon in the form of ADRs (American Depositary Receipts).

(2)	Agro Investment and Agro Managers are companies organized under the laws of Argentina, controlled by Cresud´s controlling shareholder (Mr. Eduardo Elsztain) and Cresud, respectively.

(3)	Such shares were acquired and are held as a hedge for total return swap transactions involving the same number of our common shares entered into between Credit Suisse Securities (Europe) Limited and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a member of our board of directors. The swap transaction matures on March 25, 2019.

(4)	Cape Town LLC is controlled by Mr. Elie Horn.

(5)	Other than Mr. Eduardo Elsztain and Mr. Robert Gibbins.

(6)	On February 9, 2018, the spin-off of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

D.	Property, Plants and Equipment

See “—History and Development of the Company—Overview,” “—Business Overview—Agricultural Activities and Products,” “—Business Overview—Leases,” “—Business Overview—Investment Properties,” “—Business Overview—Agricultural Properties,” “—Business Overview— Environmental Regulation” and “—Business Overview—Environmental Licenses.”

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

Brazilian GDP increased 0.1% in 2014 and decreased 3.8% in 2015, 3.6 % in 2016, increased 1.0% in 2017 and increased 1.8% in the first six months of 2018. The forecast is a growth in the Brazilian GDP for 2018 and 2019. Inflation, as measured by the Broad Consumer Price Index, or IPCA, published by the IBGE, was 10.7%, 6.28% and 2.95% per annum in 2015, 2016 and 2017, respectively, and 2.6% in the first six months of 2018. The dollar appreciated 13.4%, 45.0% against the Real in 2014 and 2015, respectively and depreciated 16.5 % against the Real in 2016. In 2017, the Real depreciated 1.5% against the U.S. dollar. From January 1 through June 30, 2018, the Real depreciated approximately 18.0% against the U.S. dollar. Unemployment increased from 6.8% in January 2014 to 12.4% in June 2018. International reserves held by the Central Bank of Brazil increased from US$376.7 billion on September 30, 2016 to US$380.7 billion on September 30, 2018.

The long-term credit rating for Brazil was downgraded by Standard & Poor’s from BBB- to BB-, by Moody’s from “Baa2” to “Ba2” and by Fitch Ratings from BBB- to BB-, placing Brazil back to speculative investment grade level (“junk”).

The current scenario is that the external vulnerability of Brazil may grow in the coming years, which may result in a deficit in the current account, since the entry of direct foreign investments may not be sufficient to cover the foreign debt.

Other Factors Affecting our Business

Market price variations for commodities: our principal products are subject to changes in commodities prices, including those of indexes such as the Intercontinental Exchange and the CBOT, exchange rates, as well as other indexes linked to our debts. Commodity prices are generally influenced by international, domestic and local supply and demand, which are in turn influenced by climactic and weather conditions, technology, and economic, commercial and political conditions, as well as exchange rates and transportation costs. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to our Business and Industry—Fluctuation in market prices for our agricultural products could adversely affect us” and “— Qualitative Evaluation of Market Risks.”

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2018	2017	2016	Source
Soybean Price (Paranaguá)	(R$/bag)
Closing	86.54	69.88	92.01	Bloomberg
Exchange rate	(R$ per US$ 1.00)
Beginning	3.30	3.23	3.12	Bloomberg
Closing	3.85	3.31	3.21	Bloomberg
Average	3.34	3.22	3.69	Bloomberg
ATR (R$/Kg of ATR)(1)	0.57	0.62	0.59	http://www.udop.com.br/index.php?i
Closing IGP-M (%)(2)	6.92%	(0.78)%	12.22%	Bloomberg
IPCA(3)	4.39%	3.0%	8.84%	Bloomberg
CDI(4)	7.35%	12.81%	14.09%	www.cetip.com.br/astec/series_v05/pagir
NPK(5) (R$/Ton)	1,248.62	957.79	1,104.81	Bloomberg

(1)	ATR or Total Recoverable Sugar corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.

(2)	IGP-M: General Index of Market prices is published monthly by Fundação Getúlio Vargas.

(3)	IPCA: National Index of Broad Consumer Prices published monthly by the Brazilian Statistics Institute (IBGE).

(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).

(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from the sale of (i) grains (comprised of soybean, corn, and sorghum); (ii) sugarcane; (iii) cattle and (iv) other farming products.

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

Federal Social Integration Program (Programa de Integração Social, or PIS) and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS): PIS and COFINS tax payments, levied at (i) 0.65% and 3.0% of gross revenue, respectively (cumulative) or (ii) 1.65% and 7.6%, respectively, after certain deductions (non-cumulative), depending on the business conducted and the nature of revenue earned, among other factors. PIS and COFINS payments are not applicable to exports of goods and services, or sales to import/export companies located in Brazil. Since we sell the entirety of our soybean production to such companies, such activities are not subject to PIS or COFINS payments. Brazilian law also exempts PIS and COFINS payments upon the sale of sugarcane used for the production of ethanol or biofuel, sale of maize to rural producers and manufacturers of animal feed and food and the sale of cattle.

Rural Workers Assistance Fund (Fundo do Produtor Rural, or FUNRURAL): Agricultural producers are subject to a tax of 2.3% to 2.85%, levied on total output sold. The FUNRURAL tax is not payable on exports of goods and services, but applies on direct sales to import/export companies located in Brazil.

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

The fair value of biological assets is determined upon their initial recognition and at each subsequent balance sheet date. Gains and losses arising from the changes in fair value of biological assets is determined as the difference between fair value and the costs incurred in the plantation and treatment of crops of biological assets at the balance sheet date, and are recorded in the statement of operations in “Changes in fair value of biological assets.” In certain circumstances, the estimated fair value less cost to sell approximate cost incurred at that moment, especially when only a minor biological transformation has taken place or when no material impact is expected from that biological transformation on the price. Biological assets continue to be recorded at their fair value.

The sugarcane crop productive cycle is five years on average, and for a new cycle to start depends on the completion of the previous cycle. In this regard, the current cycle is classified as biological asset in current assets, and the amount of the constitution of the bearer plant (bearer of the other cycles) are classified as permanent culture in property, plant and equipment. The calculation to estimate the value of the biological asset “sugarcane” was the discounted cash flow at a rate reflecting the risks and the terms of the operation. As such, we projected the future cash flows in accordance with the projected productivity cycle, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted. The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’ prices available in futures markets, were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted in these markets, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

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

Adjustment to net realizable value of agricultural products after harvest

Agricultural products from biological assets are measured at fair value when they are ready to be harvested, less selling expenses, when they are reclassified from biological assets to inventories.

A provision for adjustment of agricultural products to net realizable value is recognized when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell. Adjustments to net realizable value are recognized in the statement of operations in “Adjustment of net realizable value of agricultural products after harvest.”

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

Operating expenses

●	Selling expenses: selling expenses refer mainly to shipping, storage, commissions, classification of products and other related expenses.

●	General and administrative expenses: general and administrative expenses refer mainly to personnel, legal counsel, depreciation and amortization, lease payments and expenses related to our headquarters.

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

Revenue from leasing of land

The revenues from operating lease of land are recognized on a straight-line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract. The amounts received in advance as leasing, where applicable, are recognized in current liabilities. Leasing revenues in which a significant portion of the risks and benefits of ownership are retained by the lessor are classified as operating leases.

Investment properties

The land of rural properties purchased by us is measured at acquisition cost, which does not exceed its net realizable value and is presented in “Non-current assets.” The fair value of the investment properties are obtained through valuation reports of the farms prepared by internal experts. The valuation is carried out according to market practices. Certain factors such as location, type of soil, climate of the region, calculation of the improvements, presentation of the elements and calculation of the land value are all taken into account during the valuation process.

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

New standards, alterations and interpretations of standards

At the date of this annual report, the following amendments in IFRS had been issued but are not yet effective:

●	IFRS 16 – Leases: IFRS 16 was issued in January 2016 and replaces IAS 17 –

Leases, IFRIC 4 – Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating leases – Incentives, and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 establishes the principles for recognition, measurement, presentation and disclosure of leases and requires that lessees book all leases using a single model in the balance sheet, similar to the accounting of financial leases under IAS 17.

The Company applies IFRS 16 for annual periods beginning on January 1, 2019. Lessees may choose to adopt the standard using a complete retrospective application or a modified retrospective application. The temporary provisions of the standard allow certain exemptions.

The Company performed a preliminary analysis and concluded that the standard should produce impacts on its financial statements. The quantitative analysis of the potential effect of IFRS 16 on its financial statements will be made during the fiscal year ending on June 30, 2019, considering this standard will be adopted on July 1, 2019.

●	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment.

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The Interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Company will apply the Interpretation from its effective date. The Company is assessing the potential effect of the amendments on its consolidated financial statements.

The following standards and amendments are already effective for the Company’s fiscal year beginning on July 1, 2018:

●	IFRS 9 – Financial Instruments: The ultimate aim of this standard is to replace IAS 39 –

Financial Instruments: Recognition and Measurement. The key changes expected are: (i) all financial assets must initially be recognized at their fair value; (ii) the standard classifies all financial assets, which are currently under IAS 39, into two groups: amortized cost and fair value; (iii) available for sale and held to maturity categories of IAS 39 were eliminated; and (iv) the concept of embedded derivatives in IAS 39 was replaced by the concepts provided in the new standard. The standard is applicable for fiscal years beginning on January 1, 2018.

Starting July 1, 2018, the Company applies IFRS 9 – Financial Instruments as the basis for recognition, classification and measurement of financial instruments.

The main aspects of the new standard applicable to the Company are described below:

i.	Classification and measurement of financial assets

IFRS 9 contains a new approach for the classification and measurement of financial assets that reflect the business model under which assets and their cash flow characteristics are managed. It contains three main categories to classify financial instruments: measured at amortized cost, at fair value through other comprehensive income, and at fair value through profit or loss. The standard eliminates the categories existing in IAS 39 of financial instruments held to maturity, loans and receivables and financial instruments available for sale. This change of nomenclature does not alter how financial instruments are subsequently measured; it only impacts the disclosure of financial instruments by category in the financial statements.

ii.	Impairment

The new standard replaced the “incurred losses” model of IAS 39 for a prospective model of “expected credit losses.” This will require significant judgment on how changes in economic factors affect expected credit losses. Such provisions will be measured in credit losses expected for 12 months and credit losses expected for the lifetime of the asset, that is, credit losses that result from all possible default events throughout the expected life of a financial instrument.

The Company applied the simplified approach of IFRS 9 – Financial Instruments to measure the credit losses expected throughout the expected life of the financial instrument.

During the year, the Company carried out a detailed evaluation of the impact of IFRS 9 aspects. The conclusion of the evaluation is that there is no relevant impact on the adoption of IFRS 9 on impairment of financial asstes due to the fact that the Company already analysis each client individualy for expected losses and the level of overdue receivables is not relevant.

●	IFRS 15 – Revenue from Contracts with Customers:

The new standard was issued in May 2014, amended in April 2016, and establishes a five-step model to account for revenues from agreements with clients. According to IFRS 15, revenue is recognized for a value that reflects the consideration to which an entity expects to be entitled in exchange for the transfer or goods or services to a client. The new standard on revenue will replace all current requirements for recognition of revenue in accordance with IFRS.

Starting from July 1, 2018, the Company adopts IFRS 15 – Revenue from Contracts with Customers.

The complete retrospective application or modified retrospective application of the standard were required for annual periods starting from January 1, 2018. The Company plans to adopt the new standard on the required date based on the modified retrospective method.

The new standard provides the principles to be applied by an entity to determine the measurement of revenue and how and when it must be recognized, based on five steps: (i) identification of the agreements with clients; (ii) identification of the performance obligations envisaged in the agreements; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations envisaged in the agreements; and (v) recognition of revenue when the performance obligation is fulfilled.

The changes establish the criteria for measurement and registration of sales, as they were effectively made with due presentation, as well as registration of the values to which the Company is entitled in the operation, considering any estimates of impairment loss.

In preparing to adopt IFRS 15, the Company considered the following:

i.	Sales of agricultural products

For contracts with customers in which the sale of agricultural products is generally expected to be the only performance obligation, adoption of IFRS 15 is not expected to have any impact on the Company’s revenue and profit or loss. The Company expects the revenue recognition to occur at a point in time when control of the agricultural products is transferred to the customer, generally on delivery.

ii.	Sales of farms

For sales of land, revenue is recognized when risks and benefits of ownership of the land is transferred to the customer. This is considered to be the only performance obligation and therefore, according to IFRS 15, revenue is recognized at a point in time, generally when possession of the land is granted to the customer.

iii.	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increases the volume of disclosures required in the Company’s financial statements. As required by IFRS 15, the Company will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment.

The Company and its subsidiaries analyzed the new standard and identified no relevant impacts on their financial statements, except a higher level of disclosures, considering the nature of their sale transactions, in which performance obligations are clear, transaction price definition and the transfer of control over assets is not complex (it is made to the extent the ownership and benefit, are transferred to the beneficiaries based on defined market prices).

●	IFRS 2 – Clarifications of classification and measurement of share-based payment transactions –

Amendments. The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company does not expect any impacts on its consolidated financial statements.

i.	Transfers of Investment Property — Amendments to IAS 40

The amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. Entities should apply the amendments prospectively to changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at that date and, if applicable, reclassify property to reflect the conditions that exist at that date.

Retrospective application in accordance with IAS 8 is only permitted if it is possible without the use of hindsight. Effective for annual periods beginning on or after January 1, 2018. Early application of the amendments is permitted and must be disclosed. The Company will apply amendments when they become effective. However, since the current practice is in line with the clarifications issued, the Company does not expect any effect on its consolidated financial statements.

ii.	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis.

Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after: (i) the beginning of the reporting period in which the entity first applies the interpretation; or (ii) the beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application of interpretation is permitted and must be disclosed. However, since the current practice is in line with the Interpretation, the Company does not expect any effect on its consolidated financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain requirements for qualifying public companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions, we may not be required to, among other things, provide an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act to comply with any PCAOB rules, that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis pursuant to any future audit rule promulgated by the PCAOB. These exemptions apply until we are no longer an “emerging growth company.” The JOBS Act also provides “emerging growth companies” an election to comply with new or revised accounting standards on a delayed basis for those standards that have a different effective date for public and private companies. However, such election is limited to companies that prepare their financial statements and report in accordance with accounting principles generally accepted in the United States of America. As our financial statements are prepared in accordance with IFRS, such accommodation is not available to us, and we will be required to apply new or revised accounting standards under IFRS as from the effective date established in the corresponding standard.

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

	Year Ended June 30, 2018
	(R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Sugarcane	Cattle raising	Other	Not allocated
Net revenue	244,278	5,133	97,180	138,143	4,081	(259)	—
Gain from sale of farm	39,817	39,817	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	99,083	—	55,584	43,952	239	(692)	—
(Impairment) of net realizable value of agricultural products after harvest, net	883	—	905	—	—	(22)	—
Cost of sales	(228,319)	—	(89,633)	(134,028)	(4,378)	(280)	—
Gross profit	155,742	44,950	64,036	48,067	(58)	(1,253)	—

Operating income (expenses)
Selling expenses	(10,087)	—	(9,730)	—	(383)	26	—
General and administrative expenses	(34,945)	—	—	—	—	—	(34,945)
Other operating income	35,432	—	—	—	—	—	35,432
Equity pickup	14,671	—	—	—	—	—	14,671
Operating income (loss)	160,813	44,950	54,306	48,067	(441)	(1,227)	15,158

Net financial income
Financial income	129,323	20,843	12,388	18,208	—	18,501	59,383
Financial expenses	(137,879)	(5,158)	(6,606)	(20,597)	—	(18,261)	(87,257)
Income (loss) before taxes	152,257	60,635	60,088	45,678	(441)	(987)	(12,716)

Income and social contribution taxes	(25,919)	(20,616)	(20,430)	(15,531)	150	335	30,173

Net income (loss) for the year	126,338	40,019	39,658	30,147	(291)	(652)	17,457

	Year Ended June 30, 2017
	(R$ thousands)
			Agricultural Activity
	Total	Real estate	Grains	Sugarcane	Cattle raising	Other	Not allocated
Net revenue	146,911	—	68,971	73,658	369	3,913	—
Gain from sale of farm	26,716	26,716	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	12,266	—	4,302	11,532	(3,568)	—	—
(Impairment) of net realizable value of agricultural products after harvest, net	(1,655)	—	(1,652)	—	—	(3)	—
Cost of sales	(136,362)	—	(59,770)	(74,498)	(156)	(1,938)	—

Gross profit	47,876	26,716	11,851	10,692	(3,355)	1,972	—

Operating income (expenses)
Selling expenses	(6,676)	(8)	(6,144)	—	(80)	(444)	—
General and administrative expenses	(30,941)	—	—	—	—	—	(30,941)
Other operating expenses	(6,019)	—	—	—	—	—	(6,019)
Equity pickup	(4,425)	—	—	—	—	—	(4,425)

Operating income (loss)	(185)	26,708	5,707	10,692	(3,435)	1,528	(41,385)

Net financial income
Financial income	110,090	8,276	9,901	8,254	—	1,292	82,367
Financial expenses	(76,646)	(8,057)	(8,881)	(921)	—	(9,097)	(49,690)

Income (loss) before taxes	33,259	26,927	6,727	18,025	(3,435)	(6,277)	(8,708)

Income and social contribution taxes	(5,949)	(9,155)	(2,287)	(6,128)	1,168	2,134	8,319

Net income (loss) for the year	27,310	17,772	4,440	11,897	(2,267)	(4,143)	(389)

	Year Ended June 30, 2016
	(R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Sugarcane	Cattle raising	Other	Not allocated
Net revenue	147,128	—	59,372	83,628	—	4,128	—
Gain from sale of farm	—	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	(12,632)	—	(32,165)	19,533	—	—	—
(Impairment) of net realizable value of agricultural products after harvest, net	659	—	659	—	—	—	—
Cost of sales	(134,714)	—	(52,995)	(76,605)	—	(6,114)	—

Gross profit	441	—	(25,129)	27,556	—	(1,986)	—

Operating income (expenses)
Selling expenses	(2,732)	—	(2,680)	—	—	(52)	—
General and administrative expenses	(28,944)	—	—	—	—	—	(28,944)
Other operating expenses	2,812	—	—	—	—	—	2,812
Equity pickup	(511)	—	—	—	—	—	(511)

Operating income (loss)	(28,934)	—	(27,809)	27,556	—	(2,038)	(26,643)

Net financial income
Financial income	192,644	21,781	12,739	—	—	—	158,124
Financial expenses	(154,270)	(13,945)	(12,971)	—	—	—	(127,354)

Income (loss) before taxes	9,440	7,836	(28,041)	27,556	—	(2,038)	4,127

Income and social contribution taxes	(1,451)	(2,664)	9,534	(9,369)	—	693	355

Net income (loss) for the year	7,989	5,172	(18,507)	18,187	—	(1,345)	4,482

The table below shows a summary of our statement of operations for the years indicated.

	Year Ended June 30,
	2018	2017	2016
	(R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF OPERATIONS
Net revenue	244,278	146,911	147,128
Gain on sale of farms	39,817	26,716	—
Changes in fair value of biological assets and agricultural products	99,083	12,266	(12,632)
Adjustments to impairment of net realizable value of agricultural products after harvest, net	883	(1,655)	659
Cost of sales	(228,319)	(136,362)	(134,714)
Gross profit	155,742	47,876	441
Selling expenses	(10,087)	(6,676)	(2,732)
General and administrative expenses	(34,945)	(30,941)	(28,944)
Other operating income (expenses) net	35,432	(6,019)	2,812
Share of profit (loss) of a joint venture	14,671	(4,425)	(511)
Operating income (loss)	160,813	(185)	(28,934)
Financial income	129,323	110,090	192,644
Financial expenses	(137,879)	(76,646)	(154,270)
Financial (expense) income, net	(8,566)	33,444	38,374
Profit (loss) before income and social contribution taxes	152,257	33,259	9,440
Income and social contribution taxes	(25,919)	(5,949)	(1,451)
Profit (loss) for the year	126,338	27,310	7,989
Profit (loss) attributable to equity holders of the parent	126,338	27,310	7,989
Issued shares at the fiscal year end	56,888,916	56,888,916	58,226,600
Basic earnings (loss) per share	2.35	0.48	0.14
Diluted earnings (loss) per share	2.35	0.48	0.14

Year Ended June 30, 2018 Compared to Year Ended June 30, 2017

Net revenue

Net revenue increased R$97.4 million from R$146.9 million for the year ended June 30, 2017 to R$244.3 million for the year ended June 30, 2018. This increase was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$64.4 million from R$73.7 million (reflecting sales of 865,384 tons at an average price of R$85.31 per ton) for the year ended June 30, 2017 to R$138.1 million (reflecting sales of 1,681,530 tons at an average price of R$85.15 per ton) for the year ended June 30, 2018. This represents an increase of 87.5% over the previous year, mainly resulting from the increase in sales volume, partially offset by a decrease in average per-ton sugarcane sales price. The increase in sugarcane sales was mainly due to an increase in hectares planted due to the incorporation of 12,235 hectares of the São José Farm. The decrease in average per-ton sugarcane sales price was due to a 2.8% decrease in the CONSECANA (sugarcane price index in Brazil), from R$0.625/kg for the year ended June 30, 2017 to R$0.607/kg for the year ended June 30, 2018.

ii.	Revenue from grain sales: revenue from grain sales increased R$28.2 million from R$69.0 million for the year ended June 30, 2017 (reflecting sales of 62,977 tons at an average price of R$1,095.18 per ton) to R$97.2 million for the year ended June 30, 2018 (reflecting sales of 105,320 tons at an average price of R$922.7 per ton). This represented an increase of 40.9% over the previous year resulting from an increase in sales volume partially offset by a decrease in sales price, represented mainly by revenues from soybean and corn sales, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$20.5 million from R$63.3 million (reflecting sales of 51,262 tons at an average price of R$1,234.54 per ton) for the year ended June 30, 2017 to R$83.8 million (reflecting sales of 74,237 tons at an average price of R$1,124.02 per ton) for the year ended June 30, 2018. This represents an increase of 32.4% over the previous year resulting from an increase in sales volume, which was a result of the increase in number of hectares planted mainly due to the incorporation of 5,302 hectares of the São José Farm.

●	Revenue from corn sales: revenue from corn sales increased R$7.9 million from R$5.5 million (reflecting sales of 11,715 tons at an average price of R$467.45 per ton) for the year ended June 30, 2017 to R$13.4 million (reflecting sales of 31,083 tons at an average price of R$431.10 per ton) for the year ended June 30, 2018. This represents an increase of 144.7% over the previous year, resulting from an increase in sales volume, which was a result of the increase in productivity from 5,457 kg/hectare for the year ended June 30, 2017 to 7,598 kg/hectare for the year ended June 30, 2018.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (R$ thousands)
	2018	2017	2018	2017	2018	2017
Grain	35,207	30,139	105,320	62,977	97,180	68,971
Sugarcane	25,452	13,217	1,681,530	865,384	138,143	73,658

Gain on sale of farms

For the year ended June 30, 2018, we sold 956 hectares of the Araucária Farm in the State of Goiás for R$52.4 million with a cost of R$12.6 million, including indirect taxes. For the year ended June 30, 2017, we sold 2,259 hectares of the Araucária and Jatobá farms in the State of Goiás and Bahia, respectively for R$32.0 million with a cost of R$9.1 million. In addition, a total of R$3.8 million was recorded in the year ended June 30, 2018 related to the sale of Fazenda Cremaq in 2015, relating to an area of 6,020 hectares that was in the process of a geo-referencing dismemberment which caused registration of the real estate to be pending. Once the registration was effected, the amount was released.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products varied R$86.8 million from a gain of R$12.3 million for the year ended June 30, 2017 to a gain of R$99.1 million for the year ended June 30, 2018. This variation resulted mainly from the increase in the fair value of biological assets and agricultural products of grains from a gain of R$4.3 million for the year ended June 30, 2017 to a gain of R$54.9 million for the year ended June 30, 2018. Such variation was mainly due to an increase in the soybean and corn yields in relation to the previous year. In addition, the fair value of biological assets and agricultural products of sugarcane changed from a gain of R$11.5 million for the year ended June 30, 2017 to a gain of R$43.9 million for the year ended June 30, 2018. Such variation was a result of the increase in number of hectares planted due to the incorporation of 12,235 hectares of the São José Farm and also the CCT (Cutting, Loading, and Transportation) costs which were paid by the previous owner.

Adjustments to net realizable value of agricultural products after harvest

We recognized an impairment of net realizable value of agricultural products after harvest of R$1.7 million for the year ended June 30, 2017. For the year ended June 30, 2018, we recognized a reversal of impairment of net realizable value of agricultural products after harvest of R$0.9 million. Such variations resulted from the increase in the corn and soybean prices from the harvest time to the end of the respective fiscal year.

Cost of sales

Cost of sales increased R$91.9 million from R$136.4 million for the year ended June 30, 2017 to R$228.3 million for the year ended June 30, 2018. Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$26.5 million. Our average cost per ton of soybean sold increased 3.5% from R$1,036.61 per ton (corresponding to 51,262 tons at a total cost of R$53.1 million) for the year ended June 30, 2017 to R$1,073.32 per ton (corresponding to 74,237 tons at a total cost of R$79.7 million) for the year ended June 30, 2018.

ii.	Cost of corn sold: the cost of corn sold increased by R$4.2 million. Our average cost per ton of corn sold decreased 34.4% from R$488.32 per ton (corresponding to 11,715 tons at a total cost of R$5.7 million) for the year ended June 30, 2017 to R$320.21 per ton (corresponding to 31,083 tons at a total cost of R$9.9 million) for the year ended June 30, 2018.

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$59.5 million. Our average cost per ton of sugarcane sold decreased 7.4% from R$86.09 per ton (corresponding to 865,384 tons at a total cost of R$74.5 million) for the year ended June 30, 2017 to R$79.71 per ton (corresponding to 1,681,530 tons at a total cost of R$134.0 million) for the year ended June 30, 2018.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2018 was R$155.7 million, representing an increase of R$107.8 million as compared to R$47.9 million for the year ended June 30, 2017.

Selling expenses

Selling expenses increased R$3.4 million from R$6.7 million for the year ended June 30, 2017 to R$10.1 million for the year ended June 30, 2018, primarily as a result of the increase in freight expenses, which reflects the amount of grain sold in the period, from R$2.3 million for the year ended June 30, 2017 to R$4.4 million for the year ended June 30, 2018 and the increase in storage and processing expenses due to the incorporation of a storage silo at the São José Farm in the state of Maranhão.

General and administrative expenses

General and administrative expenses increased R$4.0 million from R$30.9 million for the year ended June 30, 2017 to R$34.9 million for the year ended June 30, 2018. This increase was primarily a result of the expenses related to operation in Paraguay, which were previously accounted for under the equity method and now were consolidated into our results, as a result of the spin-off of Cresca, the joint-controlled entity in Paraguay, as detailed in note 1.1 to the financial statements included elsewhere in this annual report, and R$474 thousand increase in taxes payable due to the incorporation of production areas and adjustments in raw land value, which affected the Tax on Territorial Rural Property (ITR) and other taxes.

Other operating income (expenses), net

For the year ended June 30, 2017, other operating expenses, net, amounted to R$6.0 million, mainly due to the management fee reversal of Cresca, totaling R$3.3 million, and termination costs incurred in the period, relating to the resignation of our Chief Executive Officer. For the year ended June 30, 2018, other operating income, net amounted to R$35.4 million, which reflects the recognition of amounts incurred with the conclusion of the spin-off of the Cresca operation in Paraguay, in the amount of R$35.7 million, which comprise R$5.1 million of effect of fair value measurement and R$30.6 million of currency translation adjustment of joint venture spin-off.

Equity pickup

For the year ended June 30, 2018, we recorded a gain of R$14.7 million related to the results in our investment in Cresca (a loss of R$4.4 million for the year ended June 30, 2017). See “Item 4. Information on the Company–B. Business Overview–Cresca”.

Financial income (expenses), net

Financial income increased R$19.2 million from R$110.1 million for the year ended June 30, 2017 to R$129.3 million for the year ended June 30, 2018 and financial expenses increased R$61.3 million from R$76.6 million for the year ended June 30, 2017 to R$137.9 million for the year ended June 30, 2018. The change in financial income (expenses), net is mainly attributable to:

i.	The increase in the gain on remeasurement of receivables from the sale of farms and machinery from R$15.8 million for the year ended June 30, 2017 to R$39.3 million for the year ended June 30, 2018 and the increase in the loss on remeasurement of receivables from the sale of farms and machinery from R$7.8 million for the year ended June 30, 2017 to R$26.6 million for the year ended June 30, 2018, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$12.7 million was due to the variation in the amount to be received due to the sales of the Araucária and Jatobá Farms, totaling 1.1 million soybean bags. This variation is explained by the soybean price index, considering the Chicago Stock Exchange (CBOT), port premium (basis), exchange rate and interest rate (with reference to the CDI).

ii.	The increase in foreign exchange income from R$11.2 million for the year ended June 30, 2017 to R$12.0 million for the year ended June 30, 2018 and the increase in foreign exchange expenses from R$10.9 million for the year ended June 30, 2017 to R$11.8 million for the year ended June 30, 2018, which resulted in a net gain of R$265 thousand for the year ended June 30, 2018. This increase in foreign exchange income, net refers mainly to the impact of the appreciation of the dollar on accounts receivable from Cresca, denominated in dollars.

iii.	The increase of R$739 thousand of realized and unrealized gains on derivatives transactions from R$62.2 million for the year ended June 30, 2017 to R$62.9 million for the year ended June 30, 2018 and the increase of R$23.5 million of realized and unrealized losses on derivatives transactions from R$44.8 million for the year ended June 30, 2017 to R$68.3 million for the year ended June 30, 2018. For the year ended June 30, 2018, the net result of derivative transactions was a loss of R$5.3 million, of which R$17.8 million (loss) is related to currency operations and R$12.5 million gain is related to operations with commodities. For the year ended June 30, 2017, derivative operations totaled R$17.4 million loss, of which R$10.7 million are a loss related to currency operations and R$6.7 million are in operations with commodities. The derivatives result reflects the commodities hedge operations results and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

iv.	The decrease in interest on marketable securities and receivables from R$20.3 million for the year ended June 30, 2017 to R$14.8 million for the year ended June 30, 2018. This variation is mainly due to the recognition of the financial revenue obtained from the Nova Buriti Farm renegotiation, in August 2017, in the amount of R$9.3 million, income from interest on loans and financing in the amount of R$11.4 million, and loss on Cresca’s loan interest of R$16.6 million which was forgiven.

v.	The decrease in interest on marketable securities expenses from R$2.6 million for the year ended June 30, 2017 to R$1.4 million for the year ended June 30, 2018 in connection with the decrease of the total amount of long-term loans and financing for farm development.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$25.9 million for the year ended June 30, 2018 and of R$6.0 million for the same period in 2017. Current income and social contribution tax expenses increased from R$4.1 million for the year ended June 30, 2017 to R$4.9 million for the year ended June 30, 2018. Deferred income and social contribution tax expenses increased from R$1.8 million for the year ended June 30, 2017 to R$21.0 million for the year ended June 30, 2018.

Profit (loss) for the year

As a result of the above, profit for the year ended June 30, 2018, increased to R$126.3 million as compared to R$27.3 million for the year ended June 30, 2017.

Year Ended June 30, 2017 Compared to Year Ended June 30, 2016

Net revenue

Net revenue decreased R$0.2 million from R$147.1 million for the year ended June 30, 2016 to R$146.9 million for the year ended June 30, 2017. This decrease was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales decreased R$9.9 million from R$83.6 million (reflecting sales of 1,075,183 tons at an average price of R$77.78 per ton) for the year ended June 30, 2016 to R$73.7 million (reflecting sales of 865,384 tons at an average price of R$85.31 per ton) for the year ended June 30, 2017. This represents a decrease of 11.9% over the previous year, mainly resulting from the decrease in sales volume. The reduction in the number of tons of sugarcane sold was mainly due to the decrease in the yields from 92.48 tons per hectare to 76.82 tons per hectare. The increase in the price of sugarcane per ton was due to a 5.0% increase in TRS (total recoverable sugar) price per kilo, from 0.59 R$/kg for the year ended June 30, 2016 to 0.62 R$/kg for the year ended June 30, 2017.

ii.	Revenue from grain sales: revenue from grain sales increased R$9.6 million from R$59.4 million for the year ended June 30, 2016 (reflecting sales of 81,409 tons at an average price of R$726.70 per ton) to R$69.0 million for the year ended June 30, 2017 (reflecting sales of 62,977 tons at an average price of R$1,095.18 per ton). This represents an increase of 16% over the previous year resulting from an increase in price partially offset by a decrease in sales volume.

●	Revenue from soybean sales: revenue from soybean sales increased R$21.6 million from R$41.7 million (sale of 38,132 tons at R$1,095.37 per ton) for the year ended June 30, 2016 to R$63.3 million (sale of 51,262 tons at R$1,234.54 per ton) for the year ended June 30, 2017. This represents an increase of 51.8% over the previous year resulting from an increase in sales volume and an increase in price.

●	Revenue from corn sales: revenue from corn sales decreased R$11.9 million from R$17.4 million (sale of 43,278 tons at R$401.77 per ton) for the year ended June 30, 2016 to R$5.5 million (sale of 11,715 tons at R$467.45 per ton) for the year ended June 30, 2017. This represents a decrease of 68.5% over the previous year, resulting from a decrease in sales volume partially offset by an increase in price.

	Harvest (hectares)		Productivity (tons)		Revenue (R$ thousands)
	2017	2016	2017	2016	2017	2016
Grain	30,139	29,087	62,977	81,409	68,971	59,372
Sugarcane	13,217	12,117	865,384	1,075,183	73,658	83,628

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

Adjustments to net realizable value of agricultural products after harvest

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

Equity pickup

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

Financial income (expenses), net

Financial income decreased R$82.6 million from R$192.6 million for the year ended June 30, 2016 to R$110.1 million for the year ended June 30, 2017 and financial expenses decreased R$77.6 million from R$154.3 million for the year ended June 30, 2016 to R$76.6 million for the year ended June 30, 2017. The change in financial income (expenses), net is attributable mainly to:

vi.	The decrease in the gain on remeasurement of receivables from the sale of farms and machinery from R$22.5 million for the year ended June 30, 2016 to R$15.8 million for the year ended June 30, 2017 and the decrease in the loss on remeasurement of receivables from the sale of farms and machinery from R$12.6 million for the year ended June 30, 2016 to R$7.8 million for the year ended June 30, 2017, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$8.0 million was mainly due to an increase in the soybean price as well as the impact of the appreciation of the dollar on the soybean price used to calculate the fair value of receivables from sales of farms.

vii.	The increase in foreign exchange income from R$8.9 million for the year ended June 30, 2016 to R$11.2 million for the year ended June 30, 2017 and the increase in foreign exchange expenses from R$8.7 million for the year ended June 30, 2016 to R$10.9 million for the year ended June 30, 2017, which resulted in a net gain of R$249 thousand for the year ended June 30, 2017. This increase in foreign exchange income, net refers mainly to the impact of the appreciation of the dollar on accounts receivable from Cresca.

viii.	The decrease of R$53.9 million of realized and unrealized derivatives transactions income from R$116.2 million for the year ended June 30, 2016 to R$62.2 million for the year ended June 30, 2017 and the decrease of R$65.4 million of realized and unrealized derivatives transactions (expenses) from R$110.2 million for the year ended June 30, 2016 to R$44.8 million for the year ended June 30, 2017, which resulted in a net gain of R$5.9 million for the year ended June 30, 2016 and R$17.4 million for the year ended June 30, 2017. This variation reflects the commodities hedge operations result from an income of R$5.7 million for the year ended June 30, 2016 to R$9.7 million for the year ended June 30, 2017 and the impact of the exchange variation on cash from an income of R$11.6 million for the year ended June 30, 2016 to R$7.7 million for the year ended June 30, 2017. We partially converted cash into dollars in order to maintain purchasing power with regard to inputs, investments and new acquisitions, which have positive correlations with the U.S. currency.

ix.	The decrease in interest on marketable securities and receivables from R$45.0 million for the year ended June 30, 2016 to R$20.8 million for the year ended June 30, 2017 in connection with the decrease of the cash position and the impact of the U.S. dollar exchange appreciation on the Cresca’s receivables.

x.	The decrease in interest on marketable securities charges from R$9.9 million for the year ended June 30, 2016 to R$2.6 million for the year ended June 30, 2017 in connection with the decrease of the total amount of the long-term loans and financing to develop the farms.

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

B.	Liquidity and Capital Resources

As of June 30, 2018, we hold R$115.5 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American government bonds. Of the total amount of cash and cash equivalents, approximately R$22.7 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

Throughout the year, our working capital needs vary significantly depending on the harvest period of grains, sugarcane and other crops in Brazil.

See “Item 4. Information on the Company–B. Business Overview–Seasonality.”

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

The investments made in the fiscal year ended June 30, 2018 totaled R$20.1 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

Cash Flows

Our cash flow generation from operating activities may vary from period to period depending on fluctuations in our sales and service revenue, costs of goods sold and operating income (expenses) and may also vary within such periods as a result of seasonality. Operating activities primarily refer to revenue generated from the sale of grains and sugarcane.

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

The table below presents our cash flows for the periods indicated.

	Year ended June 30,
	2018	2017	2016
	(R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows (used in) from operating activities	(2,264)	65,051	(6,440)
Net cash flows (used in) from investment activities	(65,700)	(13,527)	149,773
Net cash flows from (used in) financing activities	125,414	(61,930)	(164,749)
Net change in cash and cash equivalents	57,450	(10,406)	(21,416)

Years ended June 30, 2018 and 2017

Operating activities: Net cash used in operating activities was R$2.3 million for the year ended June 30, 2018 compared to a net cash generated from operating activities of R$65.0 million for the year ended June 30, 2017. This change was primarily due to: (i) decrease in cash flows from transactions with derivative financial instruments from a cash generated of R$19.0 million for the year ended June 30, 2017 to a cash used of R$17.0 million for the year ended June 30, 2017; (ii) decrease in cash flows from transactions with related parties from a cash generated of R$16.7 million for the year ended June 30, 2017 to a cash used of R$2.3 million for the year ended June 30, 2018; (iii) decrease of R$13.8 million in cash generated from suppliers; and (iv) increase of R$52.1 million in cash used in inventories, which was partially offset by an increase of R$54.7 million in cash generated from biological assets and an increase of R$10.2 million in the cash generated from advances from customers.

Investing activities: Net cash used in investing activities was R$65.7 million for the year ended June 30, 2018 compared to R$13.5 million for the year ended June 30, 2017. This increase in cash used was mainly due to a redemption of marketable securities of R$125.0 million for the year ended June 30, 2017 compared to investment in marketable securities of R$4.0 million for the year ended June 30, 2018, which was partially offset by a decrease in cash used in investments made in property, plant and equipment and investment properties in the amount of R$77.7 million.

Financing activities: Net cash generated from financing activities was R$125.4 million for the year ended June 30, 2018 compared to net cash used in financing activities of R$61.9 million in the same period in 2017. This change was primarily due to: (i) issuance of Agribusiness Receivables Certificates (ARC) in the aggregate amount of R$142.2 million in the year ended June 30, 2018; (ii) increase in cash proceeds from new loans and financing in the amount of R$88.6 million; and (iii) reduction in the purchase of treasury shares, reducing cash used in the amount of R$14.1 million, which was partially offset by an increase of payment of loans and financing in the amount of R$57.1 million.

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

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and finance leases) was R$276.0 million as of June 30, 2018, as compared to R$112.2 million as of June 30, 2017. Our short-term indebtedness as of June 30, 2018 amounted to R$70.1 million, as compared to R$56.6 million as of June 30, 2017. Our long- term indebtedness as of June 30, 2018 was R$205.9 million, as compared to R$55.6 million on June 30, 2017. Of the total indebtedness outstanding as of June 30, 2018, 74.6% consisted of medium and long-term debt, as compared to 49.5% as of June 30, 2017.

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

In addition, in May 25, 2018, 142,200 first issue debentures were subscribed and paid-in, not convertible into shares, to be converted into collateral, in two series, for private placement totaling R$142.2 million, of which R$85.2 million in the first series and R$57.0 million in the second series. The Debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Certificates of Agribusiness Receivables. The first series will mature on August 1, 2022, subject to interest corresponding to 106.5% of the DI Rate, and the second series will mature on July 31, 2023, subject to interest corresponding to 110.0% of the DI Rate.

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investiment properties. Failure by the Company to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2018 and as of the date of this annual report, the Company is in compliance with these covenants.

All loans and financing agreements listed below are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank - BNB) that directly or indirectly grant those loans.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2018.

Type of credit transaction	Creditor/Transfer agent	Amount disbursed (R$ thousands)	Outstanding Balance (R$ thousands)	Interest rate	Final maturity	Current (R$ thousands)	Noncurrent (R$ thousands)
Financing for Agricultural Costs	ABC / Banco Itaú Unibanco S.A.	10,703	43,333	7.22% to 9%/year	Sep-18	43,333	—
Financing Bahia Project	Banco HSBC Banco do Nordeste do Brasil S.A. – BNB	46,098	30,277	Fixed rate 4% to 9%	Aug-23	3,131	27,146
Working capital	Banco Rabobank	15,782	—	1.40% to 2.30% + 100% of CDI	May-18	—	—
Working capital (USD)	Banco Itaú Unibanco S.A.	5,031	—	3.49%/year	Aug-17	—	—
Financing of Machinery and Equipment	Banco Itaú Unibanco S.A./Banco Rabobank	1,209	6,041	TJLP + 3.73% Fixed rate 9% to 11%	Jun-24	630	5,411
Financing of Sugarcane	Itaú, Rabobank, Banco do Brasil and Santander	9,273	34,512	TJLP + 2.70 Fixed rate 9% to 10%	Dec-23	21,318	13,194
Sugarcane Financing Leasing	Partnership III	3,284	1,676	6.62%/year	Nov-18	1,676	—
Sugarcane Financing Leasing	Partnership IV	20,795	18,539	R$/Kg 0,6462	Jan-32	—	18,539
Debentures	Insurance Company		141,642	106.5% and 110% of CDI	Jul-23		141,642
Total		112,175	276,020			70,088	205,932

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2018 were R$23.7 million, of which R$20.1 million refer to construction in progress, mostly for the clearance of areas, R$2.2 million refer to the expenses related to the Nova Buriti Farm renegotiation and R$1.4 thousand refer to the opening and preparation of areas for cultivation.

Equity

Our total equity excluding non-controlling interest amounted to R$755.9 million as of June 30, 2018 and R$667.5 million as of June 30, 2017.

C.	Research and Development, Patents and Licenses, etc.

We do not currently have research and development policies and have not incurred research and development expenditures in prior years.

D.	Trend Information

We will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. We expect our business to continue to be subject to the risks and uncertainties discussed in “Item 3—Key Information—Risk Factors.”

According to a report released in September 2018 by the United States Department of Agriculture (“USDA”), the soybean global production is forecasted at a record 369.3 million tons for 2018/19 crop year, and Brazil’s production estimate is raised to a record of 120.5 million tons on a larger area as lower prices are offset by the weaker exchange rate of the Real. Also, the Real depreciation continues to provide farmers with an incentive for continued expansion of planted area in South America despite higher financing costs.

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “Item 5. Operating and Financial Review and Prospects—Operating Results—Business Drivers and Measures.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2018:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
			(R$ thousands)
Trade accounts payables	48,518	—	—	—	48,518
Derivative financial instruments	10,489	2,145	—	—	12,634
Loans, financing, debentures and finance leases(1)	70,088	21,298	143,793	40,841	276,020
Payables for purchase of Nova Buriti	—	—	—	—	—
Transactions with related parties(2)	1,831	—	—	—	1,831

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2018. See “Indebtedness and Cash and Cash Equivalents.”

(2)	See “Item 7.B. Related Party Transactions.”

On May 8, 2015, we executed three agreements with Brenco:

The first agreement consists of a rural sub partnership to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership started at the date of its signature and is estimated to end on March 31, 2026. The areas are to be used for the plantation and cultivation of sugarcane, which cannot exceed the duration of the contract. This contractual partnership meets the definition of an operating leasing. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco, which is located in the vicinity of the farms, during the harvest period of the product. The quantity to be paid for the duration of the contract shall be established in tons per hectare and varies according to the area being explored. According to this contract, the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons will be paid within one to five years and 355,046 tons will be paid after more than five years up to the expiration of the agreement.

The second agreement relates to the regulation of rights and obligations between agricultural partners from whom BrasilAgro acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial leasing. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 53,845 tons of sugarcane, of which 18,604 tons will be paid within one year and 35,241 tons will be paid within one to five years.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

On February 7, 2017, we entered into two agreements for an agricultural partnership in relation to a property in São Raimundo das Mangabeiras, state of Maranhão, or Partnership IV.

The first agreement under Partnership IV establishes an agricultural partnership with Agro Pecuária e Industrial Serra Grande Ltda. (“Serra Grande”), which consists of a sugarcane exploration agreement of an area of around 15,000 hectares. The agricultural partnership will last for 15 years from the date of the agreement and may be extended for the same period. The amount to be paid to Serra Grande corresponds to 10% of the entire production obtained in the area referred to in the agreement and the initial volume to be produced in the area during the first year of the agreement was established at 850,000 tons. After this period, spanning between one and five years, the minimum volume to be produced in the partnership areas is 4,500,000 tons of sugarcane, and from the sixth year onward until the expiration of the agreement, the minimum production volume is 1,250,000 tons of sugarcane per crop year.

The second agreement under Partnership IV governs the rights and obligations of the agricultural partners, through which BrasilAgro acquired sugarcane crops planted by the agricultural partner in the areas referred to in the partnership agreement described above. This agreement meets the definition of a finance lease. As consideration, BrasilAgro undertakes to return, at the end of the agreement, the area referred to in the partnership agreement together with sugarcane stubble crops with the capacity to produce 850,000 tons of sugarcane in the crop year subsequent to the termination of the agricultural partnership agreement.

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

Pursuant to our bylaws, our board of directors consists of a minimum of five and a maximum of nine members. Election of our directors is made at annual shareholders’ meetings. At the date of this annual report, five of our directors, namely Eduardo Elsztain, Alejandro G. Elsztain, Saul Zang, Carlos María Blousson and Alejandro Casaretto were nominated by our controlling shareholder Cresud. The members of our board are elected at the shareholders’ meeting for a term of approximately two years, reelection being permitted. A director must remain in office until replaced by a successor unless resolved otherwise at the shareholders’ meeting or by the board of directors.

Under Novo Mercado regulations and our bylaws, a minimum of 20% of the members of our board of directors must be independent (as such term is defined under Novo Mercado regulations). However, three directors must be independent if nine members are elected to our board. Prior to taking office, our board members are required to sign an agreement to comply with the Novo Mercado regulation.

Pursuant to section 19 of our bylaws, our board of directors holds mandatory meetings six times a year, and may hold extraordinary meetings, as necessary. Meetings of our board of directors are convened only if a majority of the directors are present and all board decisions are taken by a 2/3 or 3/4 majority, or by simple majority, depending on the nature of the specific matters brought to discussion.

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

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 2, 2017, and whose terms will expire at our annual shareholders’ meeting for the approval of our financial statements for the fiscal year to end on June 30, 2019. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 2, 2017	58
Alejandro G. Elsztain	Director	October 2, 2017	52
Saul Zang	Director	October 2, 2017	73
Isaac Selim Sutton	Independent Director**	October 2, 2017	58
Carlos María Blousson	Director	October 2, 2017	55
Alejandro Casaretto	Director	October 2, 2017	67
João de Almeida Sampaio Filho	Independent Director**	October 2, 2017	53
Robert Gibbins	Independent Director**	October 2, 2017	49
Ricardo de Santos Freitas	Independent Director**	October 2, 2017	52

*	Ms. Carolina Zang and Mr. Gastón Armando Lernoud were elected to the positions of first and second alternate members of our Board of Directors.
**	Independent director as defined under the Novo Mercado regulations.

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty years. He founded Consultores Asset Management (formerly called Dolphin Fund Management). Currently, he is Chairman of the Board of Cresud, IRSA- Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A., among other positions. IRSA Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A. are considered two of the largest real estate companies in Argentina, highlighted by their commercial, residential, shopping malls and hotels ventures. He is also the Chairman of Banco Hipotecário S.A. and IDB Development Corporation Ltd. He studied Economic Sciences at Universidad de Buenos Aires. He is Alejandro G. Elsztain’s brother.

Alejandro G. Elsztain. Mr. Elsztain is the Chief Executive Officer of Cresud and the Chairman of the Board of Fibesa S.A; vice-president of the Board of Directors of Nuevas Fronteras S.A. and Inversora Bolivar S.A.; second vice president of IRSA - Inversiones y Representaciones Sociedad Anónima; and executive vice-president of Irsa Propiedades Comerciales S.A., among others. Mr. Alejandro Elsztain holds a degree in Agricultural and Livestock Engineering from the University of Buenos Aires. He is Eduardo S. Elsztain’s brother.

Saul Zang. Mr. Zang is the founder of the law firm Zang, Bergel &Viñes. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. Currently he is the first vice-chairman of IRSA- Inversiones y Representaciones Sociedad Anónima and Irsa Popriedades Comerciales S.A. Chairman of Puerto Retiro Board of Directors; vice president of Fibesa S.A. Board of Directors; director of Banco Hipotecario S.A., Nuevas Fronteras S.A., and IDB Development Corporation Ltd., among others. Mr. Zang holds a degree in law from Universidad de Buenos Aires.

Isaac Selim Sutton. Mr. Sutton holds a degree in economics from the Universidade de São Paulo (USP). He was an executive officer at the Safra Group’s holding company from 1994 to 2009. He is currently a member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas. He has also served on the Boards of Bardella S/A, DPVAT S/A, Telenorte Celular, TIM Participações S/A, Veracel Celulose S/A, BR Properties S/A, Gevisa S/A and Celma S/A, and on the Fiscal Councils of TIM Sul, Têxtil Renaux and TIM Nordeste.

Carlos María Blousson. Mr. Blousson holds a degree in agronomy from the University of Buenos Aires. He has held several positions at Cresud SACIFy A. since 1996. At the beginning of his career at that company, he held a position in the commercial department until his appointment as Commercial Director in 1999. Afterwards, he was responsible for the expansion of the company for the region until he was finally promoted to the post of International Chief Executive Officer in 2008. He was subsequently appointed Managing Director for operations in Argentina and Brazil, a position he has held since 2012. Prior to joining Cresud, Mr. Blousson worked at Vanexa Bursátil as a farm manager and technical consultant at Leucon S.A.

Alejandro Gustavo Casaretto. Mr. Casaretto joined Cresud S.A.C.I. A. A. in 1979, having held several positions related to the management of the company in matters related to agribusiness since his entry into the Company. Mr. Casaretto was appointed as director in several companies, such as Sociedad Anónima Carnes Pampeanas S.A. and Agro Uranga S.A.

João de Almeida Sampaio Filho. Mr. Sampaio Filho holds a degree in Economics from the Fundação Armando Álvares Penteado (FAAP) and is an agricultural producer in the states of Paraná, São Paulo and Mato Grosso. He was President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture and Livestock (CNA) and President of the National Natural Rubber Sector Chamber. He was a member of the National Council of Agricultural Policy and the National Agricultural Academy. Mr. Sampaio was President of the Brazilian Farmers’ Association (SRB) between 2002 and 2007, President of FARM – Mercosul’s Federation of Rural Associations and São Paulo State Secretary for Agriculture and Supply between 2007 and 2011. He is currently a Member of Advisory and Managing Boards of companies in Brazil and the USA, Minerva S.A.’s Chief Officer of Institutional Relations and Chairman of FIESP Agribusiness Higher Council.

Robert Gibbins. Mr. Gibbins holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Robert has been advising and managing global macro and emerging market portfolios and investments for over 20 years and as the head portfolio manager for Autonomy’s global macro, private equity and real estate strategies is responsible for all of Autonomy’s investment activities. Previously, he was the head of Emerging Markets and Global Macro Proprietary Trading at Lehman Brothers from 1996 to 2003; from 1994 to 1996 he was responsible for FX and Interest rate trading within Northern Europe at Lehman Brothers. He began his career at JP Morgan in 1992.

Ricardo de Santos Freitas. Mr. Freitas holds a degree in Law and Ph.D. in Commercial Law from the University of São Paulo, is a founding partner at Freitas & Leite Law Firm, and specialized in financing and capital markets, as well as tax matters. Mr. Freitas worked as a lawyer at Hedging-Griffo Corretora de Valores S.A. and as a statutory executive responsible for the management of customer’s assets at Banco Intercap S.A. Currently he is the CEO and Chairman of Semp Toshiba Amazonas, where he also acted as administrative and financial vice president.

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

Compensation Committee

The Compensation Committee was established on March 1, 2012, and is composed of the following members of our board of directors, all elected on November 6, 2017 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2019: (i) Alejandro G. Elsztain, (ii) Saul Zang, (iii) Isaac Selim Sutton and (iv) Robert Charles Gibbins. In accordance with our bylaws, the Compensation Committee performs consultative assistance to the Board of Directors, including with respect to the determination of the compensation and benefits to be received by our directors and executive officers. Its activities include (i) submitting proposals to the Board of Directors with respect to director and executive officer compensation, (ii) advising the Board of Directors with respect to the granting of stock options or subscription warrants to our officers and employees, and (iii) advising the Board of Directors with respect to profit sharing plans involving our executive officers and employees.

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members of our board of directors, all elected on November 6, 2017 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2019: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. In accordance with our bylaws, the Executive Committee performs consultative assistance to the Board of Directors with respect to its role as a supervisory body, advising the Board of Directors on, or periodically reviewing, certain strategic or financial aspects of our business. Its activities include (A) advising the Board of Directors with respect to (i) our business plan, (ii) changes to our authorized capital, (iii) strategic initiatives, our growth plan and investment initiatives and (iv) any investments or dispositions over R$700 thousand; (B) reviewing annually (i) our financing initiatives, including with respect to our securities, (ii) the financial implications of our financing strategy and (iii) our dividend policy; and (C) reviewing and supervising periodically (i) the necessary financing for investments or activities in excess of R$700 thousand and (ii) our accessing of the capital markets.

Executive Officers

Pursuant to our bylaws, we must have two to six executive officers who may or may not be shareholders. Our executive officers are elected by our board of directors. We currently have two executive officers, who hold the following titles: chief executive officer and chief operating officer, and chief administrative officer and investor relations officer. Our executive officers are elected for a one-year term with the possibility of reelection, and they are required to remain in office until the election of their successors. Under Novo Mercado regulation, our executive officers are also required to sign an agreement to comply with the rules of the Novo Mercado prior to taking office.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief executive officer and Chief operating officer	October 11, 2017	Late October, 2019	44
Gustavo Javier Lopez	Chief administrative officer and Investor relations officer	October 11, 2017	Late October, 2019	51

At a Board Meeting held on October 11, 2018, André Guillaumon and Gustavo Javier Lopez were re-elected as Chief Executive Officer and Investor Relations Officer, respectively, with a term of office of one year until the first meeting of the Board of Directors to be held after the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2018 or until they are dismissed or replaced by the Board of Directors.

Below is a brief biographical description of our executive officers:

André Guillaumon. Mr. Guillaumon holds a bachelor’s degree in Agricultural Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo in Piracicaba, Brazil. In 1996, he began his career at Fertibrás S.A., where he worked directly in preparing and implementing fertilizer production and sales strategies. Mr. Guillaumon also represented Fertibrás S.A. in technical forums, such as the 25th International Fertilizer Management Seminar (Chicago, USA) and at the Fertilizer Quality Commission (ANDA). Mr. Guillaumon joined our Company in August 2007 as our Chief operating officer. He became our Chief executive officer and Chief operating officer in August 2016.

Gustavo Javier Lopez. Mr. Lopez joined Cresud in 1999 as budget manager. Since 2004, he has served as budget manager of IRSA. Prior to joining IRSA, Mr. Lopez also worked for the Argentine company Estancias Unidas del Sud as its budget analyst and as accountant for Loma Negra. He received an accounting degree from the Universidad de Buenos Aires. Mr. Lopez joined our Company in 2005 as our Chief administrative officer. He became our Chief administrative officer and Investor relations officer in August 2016.

Agreements with our Directors and Executive Officers

We are not party to any agreement or obligations involving the members of our board of directors and our executive officers.

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, the chairman of our board of directors, and Alejandro G. Elsztain, a member of our board of directors, are brothers.

Saul Zang, who is a member of our board of directors, is Carolina Zang’s father.

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

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the 2018 fiscal year was R$9.3 million, comprised of a fixed amount of R$2.5 million and a bonus paid to our executive officers and members of our board of directors in the amount of R$6.8 million. The bonus to the board was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2018 fiscal year was R$0.2 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the directors, executive officers and selected employees of our company and our directly and indirectly controlled entities, and is limited to (2%) of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and could be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. In August 2015, our executive officers exercised stock options granted in the first tranche representing 233,689 shares of our capital stock, which were delivered to them in October 2015. In September 2017, our executive officers exercised stock options representing 218,108 shares of our capital stock, representing the remaining stock options granted from the first, second and third tranches, which were delivered to them on October 2017. As of June 30, 2018, no additional stock options had been exercised under either the second or third tranches. We do not expect to grant any further stock options under our stock option plan.

Long Term Incentive Plan based on Shares

Our Long-Term Stock-Based Incentive Plan (“LTIP” or “Plan”) was approved at our general meeting held on October 2, 2017. Executive officers and other key employees are eligible for the Plan, however members of the Board of Directors are not eligible.

In establishing the Plan, the Company seeks to foster the achievement of the Company’s objectives, to strengthen the participants’ commitment in achieving the Company’s goals, resulting in a mid-term alignment of interests. Since the participants receive our shares, this causes them to aim at improving the results the Company and appreciation of the price of our common shares, aligning mid-term interests with the Company. Finally, there is a long-term alignment of interests, since the vesting period and the potential for valuation of our common shares under the LTIP Plan also encourage participants to generate better long-term results, as well as remain in the Company. The Plan helps retain key executives and key employees for a longer period, which is fundamental to the Company’s long-term management and strategies.

The Long-Term Stock-Based Incentive Program No. 1 (“Program No. 1”) was established under the Plan and was duly approved at the Board of Directors meeting held on February 2, 2018.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Fabiano Nunes Ferrari	Fiscal Council member	October 16, 2018	October 16, 2019
Ivan Luvisotto Alexandre	Fiscal Council member	October 16, 2018	October 16, 2019
Débora de Souza Morsch	Fiscal Council member	October 16, 2018	October 16, 2019
Daniela Gadben	Fiscal Council alternate member	October 16, 2018	October 16, 2019
Marcos Paulo Passoni	Fiscal Council alternate member	October 16, 2018	October 16, 2019
Luciana Terezinha Simão Villela	Fiscal Council alternate member	October 16, 2018	October 16, 2019

Below is a brief biography of each member and alternate member of our fiscal council:

Fabiano Nunes Ferrari. Mr. Ferrari holds a Law degree from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. He was formerly a lawyer at the Bryan Cave LLP law firm in New York and is a member of the International Bar Association.

Ivan Luvisotto Alexandre. Mr. Alexandre holds a Law degree from the University of São Paulo (USP) and a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Fundação Getúlio Vargas in São Paulo (FGV-SP). He is a partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, having assisted Brazilian and foreign companies in structuring their investments in Brazil or abroad. He has also been the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

Marcos Paulo Passoni. Mr. Passoni holds a Law degree from the Catholic University of São Paulo and a Master degree in Diffuse Rights from Unimes. He is a partner at Suchodolski Law Firm and specializes in the fields of Civil Law and Litigation. He was a member of the board of OAB-SP (the Bar Association of the State of São Paulo). He is also a professor of Civil Litigation Procedure in the Superior School of Advocacy.

Daniela Gadben. Ms. Gadben holds a Law degree from the University of São Paulo (USP) and an LLM degree from the London School of Economics and Political Science. She is an attorney at Suchodolski Law Firm, specializing in the fields of Corporate Law and International Law.

Débora de Souza Morsch. Ms. Morsch graduated in Civil Engineering and Administration from Universidade Federal do Rio Grande do Sul (UFRGS). Ms. Morsch has a specialist degree in Capital Markets from Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Apimec- UFRGS) and in Construction Management from UFRGS. Ms. Morsch is a partner and director at Zenith Asset Management and has been a member of the board of Electro Aço Altona S/A.

Luciana Terezinha Simão Villela. Ms. Villela holds a Law degree from the Catholic University of São Paulo and a Master degree in Tax. She is an associate attorney at Suchodolski Law Firm, and specializes in the fields of Taxes and Administrative Law.

All the current members and alternates of our fiscal council are up for reelection at the shareholder meeting held on October 2, 2017.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees.”

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
Location	2016	2017	2018
Head Offices/São Paulo	58	51	53
Araucária Farm	11	9	8
Alto Taquari Farm (and Partnership III Farm)	8	8	9
Chaparral Farm	23	42	23
Nova Buriti Farm	3	2	2
Jatobá Farm	14	23	27
Preferência Farm	5	18	15
Partnership II	16	13	10
São José Farm (and Partnership IV Farm)	—	146	98
Total	138	312	245

	As of June 30,
Location	2016	2017	2018
Goiás	11	9	8
Mato Grosso	8	8	9
Bahia	42	83	65
Piauí	16	13	10
Maranhão	—	146	98
Minas Gerais	3	2	2
Total	80	261	192

The decrease in the total number of employees for the year ended June 30, 2018 was mainly due to the fact that the farms in Bahia and Maranhão needed several temporary employees to prepare the land for cultivation and that number fluctuates during the season.

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2018.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Under negotiation
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	02/28/2019
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	02/28/2019
Preferência	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	02/28/2019
Partnership II	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Under negotiation
Araucária	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	04/30/2019
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	04/30/2019
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	08/31/2019
Nova Buriti	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	01/31/2019

(1) Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of fiscal council as of September 30, 2018.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers Gustavo Javier Lopez	43,313	*
André Guillaumon	109,054	*
Directors Eduardo S. Elsztain(1)	23,310,900	40.98
Alejandro G. Elsztain	189,500	*
Saul Zang	100	*
Isaac Selim Sutton	100	*
João de Almeida Sampaio Filho	100	*
Ricardo de Santos Freitas	0	0
Carlos María Blousson	0	0
Alejandro Casaretto	0	0
Robert Gibbins(2)	8,269,900	14.54
Fiscal Council Members Fabiano Nunes Ferrari	0	0
Ivan Luvisotto Alexandre	0	0
Débora de Souza Morsch	3,000	*

* Represents less than 1%.

(1)	Includes shares held of record by Cresud, Agro Investment and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

(2)	Includes shares held of record by Autonomy Capital (Jersey) LP. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our Fiscal Council do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2018.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(5)	Percentage (%) (including warrants)(4)
Cresud(1)	23,150,050	40.69	32,983,610	46.38
Agro Investment and Agro Managers(2)	160,750	0.28	403,195	0.57
Autonomy Capital (Jersey) LP(3)	8,269,900	14.54	8,269,900	11.63
Elie Horn/Cape Town(4)	3,274,600	5.76	6,830,157	9.60
Cape Town LLC	2,640,300	4.64	6,195,857	8.71
Elie Horn	634,300	1.11	634,300	0.89
Directors and Executive Officers (other than Mr. Eduardo Elsztain and Mr. Robert Gibbins)	342,167	0.60	342,167	0.48
Treasury	3,086,748	5.43	3,086,748	4.34
Others	18,604,701	32.70	19,195,368	26.9
Total	56,888,916	100.0	71,111,145	100.0

(1)	As of September 30, 2018, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 21.97% of the capital stock of Cresud. In addition to this, Mr. Eduardo S. Elsztain indirectly holds 85% of the capital stock of Agro Investment S.A., which holds 12.75% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.02% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to these shares.

(2)	Includes 19,300 shares held by Agro Investment, of which 21 shares are held by a company controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain), and 19,279 shares are in the process of being transferred to another shareholder; 141,450 shares held by Agro Managers, a company owned by Cresud. Mr. Eduardo Elsztain may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Investment, and Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)	Such shares were acquired and are held as a hedge for total return swap transactions involving the same number of our common shares entered into between Credit Suisse Securities (Europe) Limited and Autonomy Master Fund Limited. Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, which is managed by Robert Gibbins, a member of our board of directors. The swap transaction matures on March 25, 2019.

(4)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(5)	Gives effect to the potential issuance of 14,222,229 common shares in connection with the 256,000 first issuance warrants that may be exercised until April 27, 2021. All warrants are held by Cresud, Agro Investment, Agro Managers and Cape Town LLC. See “Item 10—Additional Information—Description of Outstanding Warrants.”

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

As of September 30, 2018, Mr. Eduardo S. Elsztain holds (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 21.97% of the capital stock of Cresud. In addition to this, Mr. Eduardo S. Elsztain indirectly holds 85% of the capital stock of Agro Investment S.A., which holds 12.75% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.02% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud

As a result of Cresud’s ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions may be attractive to both Cresud and us. In addition, five of our nine directors have been nominated by Cresud. This situation may give rise to conflicts of interest. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

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

ADRs

On September 30, 2018, we had 10,481,281 shares representing ADRs, which were held in the United States by one holder of record.

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the spin-off of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would distribute them to us and to Carlos Casado.

As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of our investment in Cresca and (ii) Moroti, a subsidiary that received, on February 9, 2018, upon conclusion of the formal spin-off process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the spin-off of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the spin-off, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32,9 million, of which BrasilAgro’s share was R$16,6 million. See Note 23 to our financial statements for the fiscal year ended June 30, 2018.

As of June 30, 2018, Moroti owns 59,490 hectares of which 29,745 were arable. For more information, see Note 1.1 to the financial statements included in this annual report on Form 20-F.

C.	Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2018, we were defendants in 81 pending legal and administrative proceedings, of which 13 are environmental proceedings, 45 are labor proceedings, 9 are tax proceedings, 12 are civil proceedings, and 2 are criminal proceedings. Also, as of June 30, 2018, we were plaintiffs in 15 pending legal and administrative proceedings, of which one is an environmental proceeding, 7 are tax proceedings and 7 are civil proceedings.

As of June 30, 2018, we had total provisions of R$1.2 million for probable losses, including R$990 thousand for labor proceedings, R$195 thousand for tax proceedings and R$22 thousand for environmental proceedings. We believe that our provisions for contingencies suffices for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

The labor proceedings include claims filed by former employees and third-party contractors. In most cases, the Company and its subsidiaries are jointly liable for claims by third party contractors, since the discussion involves possible rights between outsourcing companies and their former employees. See “Item 3— Key Information—Risk Factors—Risks Relating to our Business and Industry—We are dependent on third-party service providers and subject to recent changes in the Brazilian labor legal framework.”

We do not expect probable losses to result from our civil and criminal proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2018, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and/or the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$500 thousand):

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by Mr. José Pereira de Souza and others in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense and await the decision. The total amount involved in the claim is R$4.5 million and our chance of loss is estimated as possible. If we are unsuccessful we could be required to relinquish the equivalent of 2,561,681 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding.

We are co-defendants in an action for damages brought on March 14, 2013 by Liliana Marchio Silva, widow of Hailton Paz da Silva, who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013, and we are waiting for the summoning of Mr. Ronaldo Rodrigues de Souza to be co-defendant on the proceeding. We are also waiting for the decision that will start the evidence phase in the proceedings. The total amount involved in the suit, as claimed by the plaintiff, is R$1.4 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

We are defendants in an injunction lawsuit filed by Mundo dos Cereais on May 10, 2010 seeking to void an out-of-court promissory note that BrasilAgro presented to a notary public for collection against Mundo dos Cereais issued to guarantee Mundo dos Cereais’ acknowledgement of debt in a principal amount of R$847 thousand and relating to an agreement for the purchase of rice. On October 25, 2016, the trial judge issued an order dismissing the lawsuit. Despite the fact that the lawsuit has been dismissed, we filed a motion for clarification to reinstate the effects of our presentation of the promissory note for collection. We are currently waiting for a decision on our motion for clarification.

Tax Proceedings

On June 30, 2018, the Company has judicial and administrative tax claims in the amount of R$3.8 million mainly related to proceedings whose merit is related to: (i) notice of infraction issued for the collection of ICMS tax credits based on the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of exporting, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods; and (ii) the reversal of a court order that partially approved negative income tax credits for the fourth quarter of 2007 and, as a consequence, did not approve offsets made by the Company relating to such credits. We have not made any provision in connection with these tax proceedings.

Also, we are plaintiffs in judicial and administrative claims in the aggregate amount of R$ 1.8 million mainly related to proceedings whose merit is related to: (i) suspension of INCRA, SEBRAE and FNDE contributions; and (ii) the annulment of tax credits related to monthly estimates of IRPJ and CSLL for January 2012.

Environmental Proceedings

We were defendants in an environmental administrative claim filed on November 25, 2009 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (Ibama) involving the total amount of R$4.8 million under the argument that we have deforested a permanent preservation area. The Ibama notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013, we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to the court deposit, the payment of the fine is suspended until final judgment in the case. In June 2015, a favorable decision was enacted in the first instance, decreasing the annulment of the infraction notice and cancellation of the fine. Ibama has submitted an appeal in order to revert such decision. On March 30, 2016, we filed a petition requesting the replacement of the deposit for a letter of guarantee corresponding to the amount of R$7.94 million (updated value of the deposit plus 30%, according to the article 848 of the Brazilian Civil Procedure Code). On August 29, 2016, the court granted the replacement of the guarantee. On September 9, 2016, Ibama filed an appeal against such decision and, on December 16, 2016, BrasilAgro filed its answer to Ibama’s appeal. On June 1, 2017, BrasilAgro filed a motion requesting the enforcement of replacement of guarantee. On June 5, 2017, the court allowed BrasilAgro to withdraw the judicial deposit in the amount of R$ 5.75 million. On June 11, 2018, BrasilAgro filed a motion requesting the replacement of the letter of guarantee by an insurance letter. We are currently awaiting a ruling on Ibama’s appeals. Considering there has been a favorable decision at the lower court level in this particular lawsuit, our chances of loss have been classified as remote.

Labor Proceedings

We are co-defendants in a labor judicial claim filed on June 17, 2016 by Laiane Fernandes da Silva and Agnaldo Fernandes involving a revised amount of R$824 thousand. The lawsuit seeks to annul outsourcing or certain work and the payment of actual and moral damages. The lawsuit has been suspended by a judge order on the ground that there is a pending discussion on plaintiffs’ standing to sue. We have not made any provision in connection with this proceeding.

Administrative Proceedings involving our Controlling Shareholder and Directors

On July 1, 2017, the Office of Public Company Supervision of the CVM pressed charges relating to insider trading against the Company and two of its executive officers, due to transactions with shares issued by the Company during the so-called “blackout period” set forth under paragraph 4, article 13, of CVM Rule No. 358/2002. According to said charges, considering the moment of the transaction (just before the disclosure of the Company’s earnings releases for the quarter ended on September 30, 2016), it would be possible to “assume that the transactions were made based on information that could be considered material,” which would have generated an alleged and potential financial profit to the Company of less than R$7,000 (seven thousand Reais). Based on that, the Company has submitted, along with the executive officers, the defense on September 6, 2017, by means of which we explained the reasons why we believe there was no use of material information, nor was there the intention of gaining profit based on that information. In this same opportunity, and pursuant Law No. 6.385, of December 8, 1976, and the CVM Resolution No 390, of May 8, 2001, we kept open the possibility to eventually present a proposal of settlement agreement. On October 6, 2017, we filed a proposal for settlement with CVM. On March 27, 2018, CVM’s board approved BrasilAgro’s proposed settlement agreement, which provided for the payment of a fine by the Company and the executive officers in the aggregate amount of R$190 thousand. On June 26, 2018, CVM dismissed the administrative proceeding followed compliance by BrasilAgro and its executive officers with their obligations under the settlement agreement.

Our controlling shareholder, Cresud, and some of our directors are involved in some legal proceedings, which may have a material adverse effect on us. A brief description of these proceedings is provided below:

On February 23, 2016, a class action was filed against IRSA, Cresud, and certain managers and directors with the U.S. District Court for the Central District of California. The complaint was amended on February 13, 2017. As amended, the complaint, filed on behalf of investors who purchased or acquired Global Depositary Receipts of IRSA between February 11, 2015 and December 30, 2015, claims alleged violations of U.S. federal securities laws. In addition, it argues that defendants have made material misrepresentations and omissions related to the Company’s investment in IDB Development Corporation Ltd. (“IDBD”) Such complaint was withdrawn on May 4, 2016 by the plaintiff and re-filed on May 9, 2016 with the U.S. District Court for the Eastern District of Pennsylvania.

Furthermore, IRSA and Cresud and certain of their managers and directors are defendants in a class action filed on April 29, 2016 with the U.S. District Court for the Eastern District of Pennsylvania. The complaint was amended on February 13, 2017. As amended, the complaint, filed on behalf of investors who purchased or acquired Global Depositary Receipts of Cresud between February 11, 2015 and December 30, 2015, alleges violations of U.S. federal securities laws. In addition, it argues that defendants have made material misrepresentations and omissions related to the investment of the Company’s subsidiary, IRSA, in IDBD.

On September 10, 2018, the Court granted IRSA and Cresud’s motion to dismiss the class action filed against Cresud and Irsa in its entirety. Plaintiffs have appealed such order and the Court’s decision is pending.

The companies hold that such allegations are meritless and will continue to defend both class actions.

In June 2015, an application to approve an action as a class action was filed with the Central District Court in Lod, Israel, against IDBD, Dolphin Netherlands BV (IDBD’s controlling shareholder), C.A.A. Extra Holdings Ltd. (IDBD’s former controlling shareholder, or “CAA”), and current and former directors, including alternate directors (including, among others, Messrs. Eduardo Elsztain, Sholem Lapidot, Saul Zang and Mauricio Wior) (the “Defendants”). The complaint alleges that they hold shares in IDBD and that they are creditors of a debt arrangement with IDB Holdings Corporation Ltd. (the “Plaintiffs” and “Debt Arrangement,” respectively) raising, among others, claims regarding the conduct of IDBD’s controlling shareholders and of its board of directors in connection with the expiration of a transaction for the sale of IDBD’s holdings in Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”) in May 2014 and in connection with a rights issuance by IDBD in July 2014 and February 2015. In March 2016, the Claimant filed a motion to dismiss the class action application and, in June 2016, the Court partially accepted the motion and ordered the Plaintiffs to file an amended class action application that would include only the allegations and remedies with respect to the Clal Insurance transaction. In August 2016, the Defendants filed a motion to appeal (regarding the part of decision that did not dismiss the allegations concerning the Clal Insurance transaction) and the Plaintiffs filed an appeal (regarding the part of the decision that dismissed the allegations concerning the rights issuance) both with the Israeli Supreme Court. In November 2017, the Supreme Court dismissed both appeals. Following the dismissal of the appeal proceedings by the Supreme Court, the Plaintiffs filed an amended application for approval as a class action against the Company, Mr. Eduardo Elsztain, Dolphin Netherlands B.V., Mr. Mordechai Ben Moshe, a former controlling shareholder of IDBD, and against CAA, on the grounds of damage, which the Plaintiffs allege was caused as a result of the impairment of rights in connection with the Debt Arrangement (and in particular in connection with the expiration of a transaction for the sale of the Company’s holdings in Clal Insurance Enterprises Holdings Ltd. in May 2014 and an alternative Clal transaction). On January 2018, the Plaintiffs filed an amended class action application against IDBD, Dolphin, Mr. Elsztain, CAA and Mr., Ben Moshe. The plaintiffs seek to represent in the amended application all former creditors of IDBH, who were entitled to receive payment, whether in IDBD shares or in cash, in accordance with the creditor’s arrangement. The class action plaintiffs allege in the amended application, among other things, that IDBD and its controlling shareholders acted in order to frustrate the transaction for the sale of IDBD’s holdings in Clal Insurance Enterprises Holding Ltd. to JT Capital Fund Pte. to serve the interests of the controlling shareholders. The class action plaintiffs further allege that this conduct caused them and members of the amended group significant damage, since it is their position that under the terms of the creditor’s arrangement they were expected to receive greater consideration in case the Clal transaction was completed. The estimated damage was set at NIS 413 million. The class action plaintiffs further argue that, after the Clal transaction failed in May 2014, the controlling shareholders allegedly did not try to pursue an alternative transaction, thus causing the group members damage, in a total sum of NIS 218 million. Dolphin, Mr. Elsztain and IDBD filed a joint response on May 7, 2018, rejecting all of the class action plaintiffs’ arguments. Shortly after this filing, the class action plaintiffs, together with Mr. Ben Moshe and CAA, filed a motion for an extension of time for the filing of CAA and Ben Moshe’s response, alleging that they are negotiating a withdrawal of the application filed against Mr. Ben Moshe and CAA. On May 8, 2018 the Court accepted the motion for extension of time and ordered CAA and Ben Moshe to file their response by July 8, 2018. A preliminary hearing is scheduled for November 11, 2018. In this preliminary stage of the proceedings, external counsel handling the defense are not able to estimate the risk, but they estimate that it is more likely than not that the class action will be dismissed.

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

Our bylaws provide that an amount equal to at least 25% of our adjusted net income for any given year should be available for distribution as a mandatory dividend or interest on shareholders’ equity. Adjusted net income is calculated by adjusting net income as follows: (i) deducting amounts allocated to legal reserve, statutory reserve, contingency reserve, retained earnings and unrealized profit reserve, as applicable; (ii) adding amounts reversed from the contingency reserve; and (iii) adding unrealized profit reserve amounts, upon their realization and if not offset by subsequent losses, if any. Such amount represents the minimum mandatory dividend, or mandatory dividend. The allocation of amounts to the mentioned reserves cannot be made to the detriment of the payment of the mandatory dividend. Moreover, the minimum mandatory dividend may be limited to the ‘realized’ portion of net income. Our calculation of net income and allocations to reserves for any year, as well as the amounts available for distribution, are determined on the basis of our financial statements prepared in accordance with Brazilian corporate law. For more information, see “Item 8—Financial Information— Payment of Dividends and Interest on Shareholders’ Equity” below.

The distribution of dividends for the year ended June 30, 2018 was approved at our shareholders’ meeting held on October 16, 2018 in the amount of R$41.0 million, or R$0.76 (or US$0.21) per share. The payment of dividends shall be paid to shareholders on November 6, 2018, for holders of record of our shares as of October 16, 2018.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2018, we had R$16.7 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2018, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2018, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2018, we had R$137.2 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2018, we had no funds allocated to retained earnings reserves.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes: (i) to offset losses that exceed the retained earnings and income reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2018, we had R$1.9 million allocated to a capital reserve.

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

Pursuant to Law No. 9,249, of December 26, 1995, as amended, interest on shareholders’ equity paid or payable to our shareholders should be computed in our results for the year under financial expenses. For purposes of the presentation of financial statements, however, these amounts revert to the statement of income charged to accumulated earnings as profit distribution.

We have never paid interest on shareholders’ equity since the beginning of our operations.

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2018 was approved at our shareholders’ meeting held on October 16, 2018 in the amount of R$41.0 million, or R$0.76 (or US$0.21) per share. The payment of dividends shall be paid to shareholders on November 6, 2018, for holders of record of our shares as of October 16, 2018.

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

For the year ended June 30, 2014, there was no distribution of dividends to our shareholders, as we recorded a loss.

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

The following table shows the low and high trading prices of our common shares for the five most recent full fiscal years:

	B3
Year ended June 30,	High	Low
	(in R$ per common share)
2014	10.44	6.86
2015	11.19	6.91
2016	13.28	8.75
2017	13.03	11.01
2018	14.40	13.65

Source: Bloomberg

The following table shows the low and high trading prices of our common shares for each calendar quarter since July 1, 2016:

	B3
Quarterly period ended	High	Low
	(in R$ per common share)
September 30, 2016	13.29	10.75
December 31, 2016	11.50	9.40
March 31, 2017	12.88	10.85
June 30, 2017	13.06	10.90
September 30, 2017	13.70	11.61
December 31, 2017	13.48	11.46
March 31, 2018	13.99	12.40
June 30, 2018	14.40	12.75
September 30, 2018	14.95	13.35

Source: Bloomberg

The following table shows the low and high trading prices of our common shares for each month indicated below:

	B3
Monthly period	High	Low
	(in R$ per common share)
April 2018	13.37	12.75
May 2018	13.67	12.88
June 2018	14.40	12.91
July 2018	14.39	13.35
August 2018	14.95	13.70
September 2018	14.80	13.39

Source: Bloomberg

In September 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.”

In November 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on the New York Stock Exchange (NYSE) under the symbol “LND.”

The following table shows the low and high trading prices of our ADRs for each fiscal year since our ADRs were listed on the NYSE:

	NYSE
Year ended June 30,	High	Low
	(in US$ per ADR)
2015	4.40	2.60
2016	3.60	2.20
2017	4.06	3.65
2018	4.55	4.32

Source: Bloomberg

The following table shows the low and high trading prices of our ADRs since July 1, 2016:

	NYSE
Quarterly period ended	High	Low
	(in US$ per ADR)
September 30, 2016	4.11	3.25
December 31, 2016	3.66	2.72
March 31, 2017	4.09	3.04
June 30, 2017	4.19	3.45
September 30, 2017	4.30	3.56
December 31, 2017	4.55	3.21
March 31, 2018	4.49	3.46
June 30, 2018	4.10	3.31
September 30, 2018	3.85	3.31

Source: Bloomberg

The following table shows the low and high trading prices of our ADRs for each month indicated below:

	NYSE
Monthly period	High	Low
	(in US$ per ADR)
April 2018	4.10	3.73
May 2018	3.90	3.52
June 2018	3.85	3.31
July 2018	3.85	3.41
August 2018	3.84	3.41
September 2018	3.62	3.31

Source: Bloomberg

As of June 30, 2018, we had 10,481,281 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

Investments in our Common Shares by Non-residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, on the B3, provided that they comply with the registration requirements set forth in Resolution No. 4,373 and CVM Instruction No. 325.

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

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

●	appoint a representative in Brazil with powers to take actions relating to the investment;

●	obtain a taxpayer identification number from the Brazilian tax authorities;

●	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and

●	by means of its representative, register himself as a foreign investor at CVM and the investment at the Central Bank.

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

Foreign direct investors under Law No. 4,131, of September 3, 1962, as amended, or Law No. 4,131, may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains. Particularly in this regard, please refer to “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

A foreign direct investor under Law No. 4,131 must:

●	register himself as a foreign direct investor at the Central Bank;

●	obtain a taxpayer identification number from the Brazilian tax authorities; and

●	appoint a tax representative in Brazil; and appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are traded on the Novo Mercado listing segment of B3 under the symbol “AGRO3.” Our ADRs are traded on New York Stock Exchange (NYSE) under the symbol “LND.”

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

The Novo Mercado segment

The Novo Mercado is a stock market segment of the B3 intended for companies meeting certain requirements and agreeing to adhere to heightened corporate governance rules. The principal Novo Mercado rules and requirements are summarized as follows:

●	capital stock should be exclusively composed of common shares, and the issuance or maintenance of so called founder’s shares is prohibited;

●	public float of shares should represent at least 25% of the capital stock;

●	in the event of a transfer of control, even if through a series of successive sales, the transfer should be subject to the minority shareholders being granted the same conditions offered to any controlling shareholders, including the same price, through a tender offer for the acquisition of shares (tag-along rights);

●	the board of directors should be composed of at least five members, of which at least 20% should be independent directors elected during the shareholders’ meeting for a term of up to two years, with reelection permitted;

●	new members of the board of directors and the executive officers are required to sign an agreement, the Management’s Consent Statement (Termo de Anuência dos Administradores), that makes their taking of office subject to the execution of this agreement, through which the new directors and executive officers of the company take personal responsibility to act in accordance with the listing agreement with the Novo Mercado, the rules of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) and the Novo Mercado regulation;

●	a statement of cash flow (both the company’s and consolidated) must be included in the quarterly financial reports and annual financial statements;

●	the schedule of corporate events should be disclosed annually to the shareholders, by the end of the month of January; and

●	delisting from the Novo Mercado, as well as the decision to cancel the registration as a public company, should be subject to any controlling shareholders’ making a public tender offer for the acquisition of all outstanding shares of the company, at a minimum price of their economic value determined in a valuation report prepared by a specialized institution or company with recognized experience and independent from persons with the power to make decisions within a company, such as directors or any controlling shareholders, in addition to meeting the requirements set forth in Article 4 of the Brazilian corporate law; and the issuer, any controlling shareholders, management and members of the fiscal council should submit to the Market Arbitration Chamber under the terms of its regulation, any dispute or controversies that may arise among themselves, relating to and resulting from, specifically, the application, validity, effectiveness, interpretation, violation and effects of the arrangements contained in the Brazilian corporate law, our bylaws, the rules and regulations of the CMN, the Central Bank, and the CVM, as well as additional rules and regulations applicable to the capital markets, Novo Mercado regulation, the rules of the Market Arbitration Chamber and the listing agreement with the Novo Mercado.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The B3, which is the principal Brazilian stock exchange, had a market capitalization of R$2.3 trillion (US$0.7 trillion), as of December 31, 2017, and an average daily trading volume of R$9.7 billion (US$2.9 billion) in 2017. In comparison, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$27.8 trillion as of December 31, 2017, and the NYSE recorded an average daily trading volume of US$12.5 billion in 2017. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 71% of the aggregate market capitalization of the B3 as of December 31, 2017. The ten most widely traded stocks in terms of trading volume accounted for approximately 39% of all shares traded on the B3 in 2017. These market characteristics may substantially limit the ability of holders of our ADSs to sell the common shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

Regulation of Brazilian securities markets

The Brazilian securities market is governed by the CVM, as provided for by Law No. 6,385, of December 7, 1976, as amended, or the Brazilian Securities Exchange Law, and Brazilian corporate law. The CVM is responsible for granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Law and Law No. 4,595, of December 31, 1964, as amended. These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

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

Our common shares are traded on the Novo Mercado listing segment of B3 under the symbol “AGRO3.” In September 2010, we established a Level 1 American Depositary Receipt (ADR) program in the United States, which, as of September 20, 2010, has allowed our ADRs to be traded on the over-the-counter (OTC) market in the United States under the symbol “BRCPY.” In November 2012, we established a Level 2 American Depositary Receipt (ADR) program in the United States, which, as of November 8, 2012, has allowed our ADRs to be traded on New York Stock Exchange (NYSE) under the symbol “LND.”

Capital Stock

During the fiscal year ended June 30, 2016, we acquired 3,557,900 common shares under the share buyback program, which accounted for 10.55% of our outstanding shares (excluding the shares held by the controlling shareholder).

During the year ended June 30, 2017, we acquired a total of 1,345,400 common shares under our share buyback program, which accounted for 3.99% of our shares outstanding (excluding the shares held by the controlling shareholder).

During the year ended June 30, 2018, we acquired a total of 50,300 common shares under our share buyback program, which accounted for 0.15% of our shares outstanding (excluding the shares held by the controlling shareholder).

As of June 30, 2018, our fully paid capital stock was R$584.2 million, divided into 56,888,916 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

Brazilian corporate law awards our shareholders the following rights, which cannot be circumvented by bylaws amendments or majority resolutions at shareholders’ meetings: (i) the right to participate in the distribution of profits; (ii) the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company; (iii) preemptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in certain specific circumstances, as set forth in Brazilian corporate law (see “Item 10—Additional Information— Preemptive rights”); (iv) the right to hold our management accountable, in accordance with the provisions of Brazilian corporate law; and (v) the right to withdraw in the cases specified in Brazilian corporate law, including in the events of merger or consolidation, such as those described in “Item 10— Additional Information—Withdrawal and Redemption Rights—Withdrawal Rights.”

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

Shareholders’ meetings are not allowed to circumvent certain specific shareholder rights enumerated in Brazilian corporate law. See “Item 10— Additional Information—Rights of Common Shares,” above.

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

Brazilian corporate law permits cumulative voting upon the request of holders of at least 10% of our voting capital. Each share is granted as many votes as the number of board seats, and each shareholder has the option to cast his or her votes for one or more candidates. However, pursuant to CVM Instruction No. 282, of June 26, 1998, the threshold to trigger multiple voting rights in publicly held corporations may be reduced in proportion to the amount of capital stock, ranging from 5% to 10%. Shareholders representing 5% of our voting capital may request the adoption of cumulative voting rights.

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

Pursuant to our bylaws, our fiscal council is permanent, has the powers and attributions conferred upon it by law and is also incumbent upon exercising the role of Audit Committee, in accordance with the Sarbanes Oxley Act and the rules issued by the SEC. The fiscal council members are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be comprised by three to five effective sitting members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held in 2019 to approve the management accounts and financial statements for the fiscal year ended June 30, 2018.

Transactions in Which Directors Have a Conflict of Interest

Pursuant to Brazilian corporate law, our directors and executive officers may not:

●	give any gifts at our expense, except for such reasonable gifts as are for the benefit of our employees or of the community in which we participate, upon approval by our board of directors;

●	receive, by virtue of his or her position, any direct or indirect personal benefit from third parties without authorization in our bylaws or by our shareholders at a shareholders’ meeting;

●	borrow money or property from us or use our property, services or credit for his or her own benefit or for the benefit of a company or third party in which he or she has an interest, without the prior approval of our shareholders at a shareholders’ meeting or of our board of directors;

●	take part in a corporate transaction in which he or she has an interest that conflicts with our interests or in the deliberations undertaken by our directors on the matter;

●	take advantage of any commercial opportunity for his or her own benefit or for the benefit of a third party at the expense of the company when he or she was informed about such opportunity by virtue of his or her position as a director;

●	fail to disclose a business opportunity in our interests with a view to exploiting the opportunity for personal gain, or for the benefit of a third party; and

●	acquire, in order to resell for profit, a good or right that is essential to our business operations, or that we intend to acquire for ourselves.

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

Insider Trading Regulations

We comply with the restrictions on insider trading set forth in CVM Instruction No. 358, of January 3, 2002, as amended. The following paragraphs contain a brief summary of some of such restrictions.

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

In addition, the Novo Mercado listing rules require any controlling shareholders to provide the same information in relation to securities issued by the issuer, including derivatives, and to disclose their plans for future trading. Information on trading of an issuer’s securities should include:

●	name and identification of the acquirer;

●	number, price, kind and/or class, in the event of traded shares, or characteristic, in the event of other securities; and

●	form of acquisition (private transaction, trading on stock exchange, etc.).

Pursuant to CVM Instruction No. 358, if an issuer’s controlling shareholders and/or any person or company, whether individually or together with a group of persons or entities sharing similar interests, should directly or indirectly increase their interest in an issuer’s capital stock by at least 5% percent, such persons or entities must disclose to us the following information:

●	the name and identification of the person providing the information;

●	the number, price, kind and/or class, in the event of acquired shares, or characteristics, in the event of other securities;

●	form of acquisition (private transaction, trading on stock exchange, etc.);

●	the reasons and purpose of the transaction; and

●	information regarding any agreement regulating the exercise of voting rights or the purchase and sale of our securities.

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

Information Required by the CVM

Brazilian corporate law, securities regulations of the CVM and the rules for listing on the Novo Mercado require that publicly held corporations file the following periodic information with the CVM and the B3:

●	financial statements prepared in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”) and related management and auditors’ reports, within three months from the end of the fiscal year or on the date on which they are published or made available to our shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing relevant financial information derived from our financial statements required to be filled out by us and filed with the CVM);

●	notices, filed on the same date as their publication, of our annual shareholders’ meeting;

●	a summary of the decisions made at annual shareholders’ meetings, filed on the day following the meeting;

●	a copy of the minutes of the annual shareholders’ meeting, filed within ten days from the date the meeting is held;

●	ITR, a quarterly report on a standard form containing our relevant quarterly corporate, business and financial information, together with a special review report issued by our independent auditor, filed within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to shareholders or third parties, whichever occurs first;

●	Formulário de Referência, filed within five months from the end of each corporate year and in the event a request to conduct public offering is filed with the CVM;

●	Formulário Cadastral, which must be updated within seven business days if any of the information contained therein is modified;

●	management report within one month before a shareholders’ meeting is scheduled to occur, giving notice that certain management documents, as required by Brazilian corporate law, are available to shareholders; and

●	any documents deemed necessary for shareholders to exercise their voting rights.

In addition to the foregoing, we must also file the following information with the CVM and the B3:

●	notices, filed on the same date of their publication, of our extraordinary or special shareholders’ meetings;

●	a summary of the decisions made at extraordinary or special shareholders’ meetings, filed on the day following the meeting;

●	minutes of our extraordinary or special shareholders’ meetings, filed within ten days from the date they are held;

●	a copy of any shareholders’ agreement, filed on the date on which it is registered with us;

●	any press release giving notice of material facts, filed on the date the release is published in the press;

●	information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit, and, if applicable, any plan for payment of holders of debentures, as well as copies of any judicial decision granting such request, filed concurrently with the corporate reorganization and on the date we take notice of it;

●	information on any bankruptcy filing, on the same day we become aware of it, or the filing of a judicial claim, as applicable;

●	a copy of any judicial decision granting a bankruptcy request and appointing a bankruptcy trustee, filed on the date we take notice of it; and

●	other information as requested by the CVM.

Information Required by the B3 from Companies Listed on the Novo Mercado

In addition to the disclosure obligations imposed by Brazilian corporate law and the CVM, we also must comply with the following additional disclosure requirements under Novo Mercado regulations:

●	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash-flow statement which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

●	from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP, or IFRS, in Reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net profits, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with Brazilian corporate law, accompanied by (a) an additional explanatory note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

●	from the date on which we release our first financial statements prepared as provided above, no later than 15 days following the term established by law for the publication of quarterly financial information, we must disclose, in its entirety, our quarterly financial information translated into the English language or disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

In addition, we must disclose the following information together with our ITR:

●	our consolidated balance sheet, consolidated statement of operations, and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

●	any direct or indirect ownership interest exceeding 5% of our capital stock, considering any ultimate individual beneficial owner;

●	the number and characteristics, on a consolidated basis, of our shares held directly or indirectly by our principal shareholders, members of our board of directors, board of executive officers and fiscal council;

●	changes in the numbers of our shares held by the principal shareholders, members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

●	in an explanatory note, our cash-flow statement and consolidated cash-flow statement, which should indicate the cash flow changes in cash balance and cash equivalent, separated into operating, finance and investment cash flows;

●	the number of free-float shares, and their percentage in relation to the total number of issued shares; and

●	the existence of arbitration provision for disputes arising between us and principal shareholders, directors, executive officers and members of the fiscal council before the Market Arbitration Chamber of B3.

The following information must also be included in the company’s Formulário de Referência:

●	information relating to the ownership interest exceeding 5% of our capital stock, number and characteristics, on a consolidated basis, of the company’s shares directly or indirectly held by the principal shareholders and members of the board of directors, executive officers and fiscal council;

●	changes in the number of securities held by such persons within the immediately preceding 12 months;

●	the number of free-float shares and their respective percentage in relation to the total amount of shares issued; and

●	submission to arbitration.

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

A tender offer is also required:

●	when there is a significant assignment of share subscription rights or rights in other securities convertible into an issuer’s common shares, which results in the transfer of its control;

●	in case of an indirect transfer of an issuer’s control, through a transfer of control over any controlling shareholders; and

●	in case a shareholder acquires the issuer’s control pursuant to a private transaction for purchase of its common shares. In this event, the acquiring shareholder must conduct a tender offer for the acquisition of all the issuer’s outstanding common shares on the same terms and conditions offered disposition of control and must also reimburse the counterparties from whom it has acquired its common shares on the stock exchange in the six-month period preceding the transaction that resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the seller of control and the adjusted price paid in transactions carried out on the stock exchange during this six-month period.

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

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2018, the exercise price of the First Series Warrants was R$19.57 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of September 30, 2018, the holders of our First Series Warrants are:

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

Annex V Regulations

Resolution No. 1,927 of the National Monetary Council, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a Tax Haven Jurisdiction are entitled to favorable tax treatment. See “Item 10—Additional Information—Taxation— Brazilian Tax Considerations.”

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

In the event that a holder of ADSs exchanges those ADSs for the underlying common shares, the holder must:

●	sell those shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our common shares;

●	convert its investment in those shares into a foreign portfolio investment under Resolution No. 4,373; or

●	convert its investment in those shares into a direct foreign investment under Law No. 4,131.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 4,373.

If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its common shares into the relevant ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

If a holder of ADSs wishes to convert its investment in our shares into either a foreign portfolio investment under Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for the underlying common shares. A non-Brazilian holder of common shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such common shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a Tax Haven Jurisdiction or is not an investor registered under Resolution No. 4,373, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

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

Pursuant to Resolution No. 4,373, non-Brazilian investors must:

●	appoint at least one representative in Brazil with powers to take action relating to its investments;

●	appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;

●	complete the appropriate foreign investor registration forms;

●	register as a non-Brazilian investor with the CVM;

●	register its investments with the Central Bank; and

●	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

Law 4,131

To obtain a certificate of foreign capital registration from the Central Bank under Law No. 4,131, a foreign direct investor must:

●	register as a foreign direct investor with the Central Bank;

●	obtain a taxpayer identification number from the Brazilian tax authorities;

●	appoint a tax representative in Brazil; and

●	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

Foreign direct investors under Law No. 4,131 may sell their shares in either private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our common shares. See “Item 10—Additional Information— Taxation—Brazilian Tax Considerations.”

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

Interest on Shareholders’ Equity

Law No. 9,249, oDecember 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1997, social contribution tax on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

●	50% of net income (after the deduction of social contribution tax on net profit but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

●	50% of the sum of retained profits and income reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Taxation of Gains

Under Law No. 10,833/2003, the gain on the disposition or sale of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil.

With respect to the disposition of our common shares, as they are assets located in Brazil, the Non-Resident Holder should be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to our ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833/2003. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares, described below.

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

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

●	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4,373 (a “4,373 Holder”), and (2) is not a resident in a country or location which is defined as a Tax Haven Jurisdiction for those purposes; or

●	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not a Tax Haven Jurisdiction resident; or by (B) a Non-Resident Holder that (1) is a 4,373 Holder, and (2) is a Tax Haven Jurisdiction resident. In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e. a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; and

●	subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 4,373 Holder, and is a Tax Haven Jurisdiction resident for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

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

Interpretation of the Discussion of the Definition of “Tax Haven Jurisdictions”

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

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes the IOF/Exchange Tax on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. Foreign exchange agreements entered into as from October 7, 2014 in connection with inflows of funds related to investments carried out by Non- Resident Holders in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a zero percent rate. Foreign exchange transactions related to outflows of funds in connection with investments made in the Brazilian financial and capital markets are subject to IOF/Exchange Tax at a zero percent rate. This zero percent rate applies to payments of dividends and interest on shareholders’ equity to Non-Resident Holders with respect to investments in the Brazilian financial and capital markets. Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership, and disposition of our common shares and ADSs as of the date hereof. Except where noted, this discussion deals only with U.S. Holders (as defined below) that hold our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person that received our common shares or ADSs as compensation for the performance of services;

●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction or a straddle;

●	a person deemed to sell common shares or ADSs under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”);

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for U.S. federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the U.S. dollar.

As used herein, “U.S. Holder” means a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other U.S. federal tax laws and the laws of any other tax jurisdiction.

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

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

On June 30, 2018, we had a short position in U.S. dollars in the amount of US$35.8 million. The result of a hypothetical valuation of 5% of the real in relation to the dollar would generate a profit before taxes of R$4.1 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2018 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$53.6 thousand monthly.

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

On June 30, 2018, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 1,854 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2018, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$2.3 million.

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

ITEM 12— DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The following table sets forth the fees and expenses that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of November 6, 2012 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary, in connection with our ADS program:

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

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. For the year ended June 30, 2018, the annual fee for depositary services was charged to holders of ADSs.

A form of the Deposit Agreement is filed as Exhibit 2.1 to this annual report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADSs.

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

As of the end of the period covered by this annual report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2017, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2018, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2018. Based on this assessment, management has concluded that, as of June 30, 2018, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2018, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2018 and 2017.

	Year Ended June 30
	2018	2017
	(in thousands of Reais)
Audit fees(1)	753.8	924.5
Audit-related fees(2)	172.1	279.4
Total fees	925.9	1,203.9

(1)  Audit fees in fiscal year 2018 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)  Audit-related fees in fiscal year 2018 were the fees billed by Ernst & Young Auditores Independentes S.S. for interoffice reports regarding: (a) the audit of the consolidated reporting package and internal controls of BrasilAgro for Cresud consolidation purposes, and (b) foreign exchange conversion review work related to BrasilAgro’s consolidation process within Cresud consolidated financial statements.

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

The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies her as a financial expert. The Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is similar to a system having an audit committee functioning as a committee of its Board of Directors, the main difference being that the Fiscal Council does not have authority to appoint our independent auditors. This authority lies with the Company’s board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian corporate law. For a further discussion of our Fiscal Council, see “Item 6—Directors, Senior Management and Employees— Board Practices—Fiscal Council.”

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2016, we acquired a total of 3,577,900 common shares under our share buyback program, which accounted for 10.55% of our shares outstanding (excluding the shares held by the controlling shareholder).

On September 20, 2016, we approved a new buyback program of common shares up to the limit of 1,337,684 common shares, not exceeding the balance of profits reserve available included in our balance sheet on June 30, 2016.

During the year ended June 30, 2017, we acquired a total of 1,345,400 common shares under our share buyback program, which accounted for 3.99% of our shares outstanding (excluding the shares held by the controlling shareholder).

During the year ended June 30, 2018, we acquired a total of 50,300 common shares under our share buyback program, which accounted for 0.15% of our shares outstanding (excluding the shares held by the controlling shareholder). As of June 30, 2018, maximum number of shares that may still be purchased under the Program was 3,086,748.

The table below shows information about the shares purchased in each month of the fiscal year 2018 and the shares that may yet be purchased under our share buyback program.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of the Publicly Announced Programs	(d) Maximum Number of Shares that May Yet be Purchased Under the Programs
July 2017	50,300	R$	12.07	50,300	n/a
August 2017	—		—	—	—
September 2017	—		—	—	—
October 2017	—		—	—	—
November 2017	—		—	—	—
December 2017	—		—	—	—
January 2018	—		—	—	—
February 2018	—		—	—	—
March 2018	—		—	—	—
April 2018	—		—	—	—
May 2018	—		—	—	—
June 2018	—		—	—	—
July 2018	—		—	—	—
August 2018	—		—	—	—
September 2018	—		—	—	—
Total	50,300	R$	12.07	50,300	n/a

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

Compensation Committee

Under Section 303A.05 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must have a compensation committee composed entirely of directors that meet the independence requirements of the NYSE (including additional requirements applicable to compensation committee members). Even though we are not required to have such a committee under Brazilian law, we established one on March 1, 2012. However, our Compensation Committee is not fully independent under the NYSE independence requirements because we are not required to have one under applicable rules, and we believe that the current composition of our Compensation Committee is appropriate for our needs. See “Item 6—Directors, Senior Management and Employees.”

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

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to the Report on Form 6-K furnished to the SEC on November 10, 2015, File No. 001-35723)

2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

2.2	English translation of the Private Instrument of Public Deed of the 1st Issue of Simple Debentures, not Convertible into Shares, of the Unsecured Type, to be Transformed into that with In- Rem Sort of Guarantee, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas dated as of February 2, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas).

2.3	English translation of the 1st Amendment to the Private Instrument of Public Deed of the 1st Issue of Simple Debentures, not Convertible into Shares, of the Unsecured Type, to be Transformed into that with In-Rem Sort of Guarantee, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas dated as of May 21, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (1º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas).

2.4	English translation of the 2nd Amendment to the Private Instrument of Public Deed of the 1st Issue of Simple Debentures, not Convertible into Shares, of the Unsecured Type, to be Transformed into that with In-Rem Sort of Guarantee, in Two Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas dated as of September 10, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (2º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em até Duas Séries, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas).

4.1	Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.2	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.3	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.4	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.6	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.7	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.8	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.9	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária(incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.10	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.13	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.14	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.15	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.16	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.17	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.18	Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)

4.19	Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)

4.20	Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of May 19, 2015, by and between Imobiliária Cremaq Ltda., BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Zmacq 3 Agropecuária Ltda. And Cremaq Agropecuária Ltda. (unofficial English translation) (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.21	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.22	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.23	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.24	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.25	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of January 11, 2017, by and between Imobiliária Ceibo Ltda.,Agro Pecuária e Industrial Serra Grande Ltda., BrasilAgro and Jaborandi Agricola Ltda. (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.26	Summary translation of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of March 23, 2017, by and between Imobiliária Araucária Ltda., Fabricio Fries, Celso Fries and BrasilAgro (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.27	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. - ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.28	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of June 30, 2017, by and between Imobiliária Jaborandi Ltda., Hermes Augusto Ferreira, Emerson Denis Cecchin Ferreira and Jaborandi Agrícola Ltda. (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.29	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of September 15, 2017, by and between Jaborandi Agrícola Ltda., Valdeir Ribeiro da Silva and Imobiliária Jaborandi Ltda. (incorporated by reference to Exhibit 4.29 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.30	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.31	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.32	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca.

4.33	Summary translation of the private instrument of commitment to purchase and sale of real properties, dated as of June 13, 2018, by and between Imobiliária Jaborandi Ltda., John Kudiess, Harald Kudiess and Jaborandi Agrícola Ltda. in connection with Fazenda Jatobá.

4.34	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá.

4.35	Summary translation of the private instrument of commitment to purchase and sale of real property, dated as of April 16, 2018, by and between Imobiliária Mogno Ltda., Maurício Joel de Sá and BrasilAgro in connection with Fazenda Alto Taquari.

4.36	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária.

4.37	Summary translation of the rural partnership agreement, dated as of November 1, 2017, by and between Vanderlei Hernandes, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral.

4.38	Summary translation of the rural partnership agreement, dated as of August 29, 2018, by and between Valdeir Ribeiro da Silva, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral.

4.39	Summary translation of the rural partnership agreement, dated as of July 19, 2018, by and between Laerte Baechtold, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral.

4.40	English translation of the Long-Term Stock-Based Incentive Program No. 1 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on June 18, 2018.

8.01	List of subsidiaries

12.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Administrative Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Administrative Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

Certain promissory notes and other instruments and agreements with respect to our long-term debt were omitted from the exhibits filed with or incorporated by reference into this annual report, none of which authorizes securities in a total amount that exceeds 10% of our total assets. In addition, certain exhibits to agreements filed with this annual report have been omitted. We hereby agree to furnish to the Commission copies of any such omitted promissory notes, other instruments or agreements and exhibits as the Commission requests.

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

Date: October 29, 2018

/s/ Andre Guillaumon

Name: Andre Guillaumon
Title: Chief Executive Officer and Chief Operating Officer

/s/ Gustavo Javier Lopez

Name: Gustavo Javier Lopez
Title: Chief Administrative Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

As of June 30, 2018 and 2017

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

As of June 30, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BrasilAgro Companhia Brasileira de Propriedades Agrícolas (the Company) as of June 30, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company’s auditor since 2012.

São Paulo, Brazil

October 29, 2018

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2018 and 2017

(In thousands of reais)

	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	5.1	104,314	43,798
Marketable securities	5.2	11,215	6,972
Derivative financial instruments	6	28,299	4,090
Accounts receivable and others	7	95,176	54,026
Inventories	8	69,622	22,658
Biological assets	9	61,993	38,260
Transactions with related parties	27	1,660	1,298
		372,279	171,102
Noncurrent assets
Biological assets	9	34,053	13,435
Restricted marketable securities	5.2	18,226	17,088
Derivative financial instruments	6	4,053	1
Deferred taxes	16.1	32,742	53,780
Accounts receivable and others	7	74,775	44,605
Investment properties	10	557,152	389,799
Receivables from related parties	27	—	35,640
Investments in unquoted equity instruments	11.a	86	101,426
Property, plant and equipment	12	84,830	54,745
Intangible assets		1,403	1,672
		807,320	712,191

Total assets		1,179,599	883,293

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2018 and 2017

(In thousands of reais)

	Note	2018	2017
Liabilities and equity
Current liabilities
Trade accounts payable and others	14	106,445	55,615
Loans, financing, debentures and finance leases	15	70,088	56,620
Salaries and payroll obligations		14,300	11,513
Derivative financial instruments	6	10,489	3,978
Payables for purchase of farms	13	—	24,646
Transactions with related parties	27	1,831	4,784
		203,153	157,156
Noncurrent liabilities
Trade accounts payable and others	14	11,298	1,520
Loans, financing, debentures and finance leases	15	205,932	55,555
Derivative financial instruments	6	2,145	—
Provision for legal claims	25	1,207	1,594
		220,582	58,669
Total liabilities		423,735	215,825

Equity
Capital	17.a	584,224	584,224
Capital reserve		1,997	1,525
Treasury shares	17.f	(35,208)	(36,797)
Income reserves		164,968	68,615
Additional dividends proposed	17.d	—	6,486
Other comprehensive income	17.e	39,883	43,415
Total equity		755,864	667,468

Total liabilities and equity		1,179,599	883,293

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of income

Years ended June 30, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

	Notes	2018	2017	2016

Revenue	19.a	244,278	146,911	147,128
Gain on sale of farms	19.b	39,817	26,716	—
Changes in fair value of biological assets and agricultural products	9	99,083	12,266	(12,632)
Adjustment to net realizable value of agricultural products after harvest, net	8.1	883	(1,655)	659
Cost of sales	20	(228,319)	(136,362)	(134,714)
Gross profit		155,742	47,876	441

Selling expenses	20	(10,087)	(6,676)	(2,732)
General and administrative expenses	20	(34,945)	(30,941)	(28,944)
Other operating (expenses) income, net	22	35,432	(6,019)	2,812
Share of profit (loss) of a joint venture	11.a	14,671	(4,425)	(511)
Operating income (loss)		160,813	(185)	(28,934)

Financial income (expenses)
Financial income	23	129,323	110,090	192,644
Financial expenses	23	(137,879)	(76,646)	(154,270)
Profit before income and social contribution taxes		152,257	33,259	9,440

Income and social contribution taxes	16.2	(25,919)	(5,949)	(1,451)

Net profit for the year		126,338	27,310	7,989

Basic earnings per share-in reais	24	2.3505	0.4771	0.1372
Diluted earnings per share-in reais	24	2.3477	0.4742	0.1364

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of other comprehensive income

Years ended June 30, 2018, 2017 and 2016

(In thousands of reais)

	2018	2017	2016

Net profit for the year	126,338	27,310	7,989

Other comprehensive income to be reclassified to profit or loss for the year in subsequent periods:
Currency translation adjustment of foreign operations (Note 17.e)	27,084	3,410	3,737
Currency translation adjustment of joint venture spin-off (Note 17.e / 1.1)	(30,616)	—	—

Total comprehensive income for the year	122,806	30,720	11,726

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2018, 2017 and 2016

(In thousands of reais)

					Income reserves
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At June 30, 2015		584,224	2,349	(224)	8,491	84,721	40,333	36,268	—	756,162

Payment of additional dividends		—	—	—	—	—	(40,333)	—	—	(40,333)
Treasury stock acquired	17.f	—	—	(39,653)	—	—	—	—	—	(39,653)
Exercise of granted stock	17.f	—	(578)	2,674	—	—	—	—	—	2,096
Net profit for the year		—	—	—	—		—	—	7,989	7,989
Constitution of legal reserve	17.d	—	—	—	529	—	—	—	(529)	—
Minimum mandatory dividends	17.d	—	—	—	—	—	—	—	(2,510)	(2,510)
Additional dividends proposed	17.d	—	—	—	—	(2,583)	7,533	—	(4,950)	—
Currency translation adjustment of foreign operation	17.e	—	—	—	—	—	—	3,737	—	3,737

At June 30, 2016		584,224	1,771	(37,203)	9,020	82,138	7,533	40,005	—	687,488

Additional dividends proposed	17d	—	—	—	—	(22,000)	22,000	—	—	—
Payment of additional dividends	17d	—	—	—	—	—	(29,533)	—	—	(29,533)
Exercise of granted stock	17.f	—	(246)	1,076	—	—	—	—	—	830
Cancellation of treasury stock	17.f	—	—	14,881	—	(14,881)	—	—	—	—
Treasury stock acquired	17.f	—	—	(15,551)	—	—	—	—	—	(15,551)
Net profit for the year		—	—	—	—	—	—	—	27,310	27,310
Constitution of legal reserve	17.d	—	—	—	1,366	—	—	—	(1,366)	—
Minimum mandatory dividends	17.d	—	—	—	—	—	—	—	(6,486)	(6,486)
Additional dividends proposed	17.d	—	—	—	—	—	6,486	—	(6,486)	—
Constitution of reserve for investment and expansion	17.d	—	—	—	—	12,972	—	—	(12,972)	—
Currency translation adjustment of foreign operation	17.e	—	—	—	—	—	—	3,410	—	3,410

At June 30, 2017		584,224	1,525	(36,797)	10,386	58,229	6,486	43,415	—	667,468

Payment of additional dividends	17d	—	—	—	—	—	(6,486)	—	—	(6,486)
Reversal of expired unpaid dividends	17d	—	—	—	—	—	—	—	20	20
Share based compensation	21.b	—	844	—	—	—	—	—	—	844
Exercise of granted stock	17.c	—	(372)	2,199	—	—	—	—	—	1,827
Treasury stock acquired	17.c	—	—	(610)	—	—	—	—	—	(610)
Net profit for the year		—	—	—	—	—	—	—	126,338	126,338
Constitution of legal reserve	17.d	—	—	—	6,317	—	—	—	(6,317)	—
Minimum mandatory dividends	17.d	—	—	—	—	—	—	—	(30,005)	(30,005)
Additional dividends proposed	17.d	—	—	—	—		10,995	—	(10,995)	—
Constitution of reserve for investment and expansion	17.d	—	—	—	—	79,041	—	—	(79,041)	—
Currency translation adjustment of foreign operation	17.e	—	—	—	—	—	—	27,084	—	27,084
Currency translation adjustment of joint venture spin-off	17.e / 1.1	—	—	—	—	—	—	(30,616)	—	(30,616)

At June 30, 2018		584,224	1,997	(35,208)	16,703	137,270	10,995	39,883	—	755,864

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2018, 2017 and 2016

(In thousands of reais)

	Notes	2018	2017	2016

CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		126,338	27,310	7,989
Adjustments to reconcile profit for the year
Depreciation and amortization	20	23,222	15,027	21,957
Gain from changes in fair value of assets due to spin-off	1.1	(5,098)	—	—
Gain on sale of farm	19.b	(39,817)	(26,716)	—
Currency translation adjustment of joint venture spin-off	17.e / 22	(30,616)	—	—
Residual value of property, plant and equipment and intangible assets disposed		433	1,896	208
Write-off of capitalized costs in investment properties		10,793	8,246	12
Share of profit (loss) of a joint venture	11.a	(14,671)	4,425	511
Unrealized (gain) loss on derivatives, net	23	(1,772)	(1,513)	(1,196)
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net		12,191	(8,546)	(23,960)
Gain on remeasurement of receivable from sale of farms, net	23	(12,721)	(8,029)	(9,850)
Share-based incentive plan – ILPA		844	—	—
Deferred income and social contribution taxes	16.2	21,044	1,814	(14,547)
Loss (Gain) arising from changes in fair value of biological assets and agricultural products	9	(99,083)	(12,266)	12,632
Adjustments to net realizable value of agriculutural products	8.1	(883)	1,655	(659)
Allowance for doubtful accounts	20	(133)	(516)	(314)
Provision (Reversal of provision)for legal claims	25	(387)	139	(2,229)
Discount on the payment of Alto Taquari farm		—	—	(2,277)
		(10,316)	2,926	(11,723)
Changes in working capital
Trade accounts receivable		(6,746)	(7,297)	46,895
Inventories		(58,442)	(6,329)	11,156
Biological assets		60,312	5,576	(19,197)
Recoverable taxes		1,943	2,754	(964)
Derivative financial instruments		(16,982)	18,996	(9,686)
Other receivables		(2,356)	3,779	(882)
Trade accounts payable		11,178	24,996	6,544
Related parties		(2,338)	16,714	(1,127)
Taxes payable		1,718	(2,769)	(10,216)
Income tax and social contribution		1,323	(970)	(7,422)
Salaries and payroll		2,787	2,657	(2,359)
Advances from customers		15,540	5,353	(7,219)
Other liabilities		115	(1,335)	(240)
Net cash flows from (used in) operating activities		(2,264)	65,051	(6,440)

CASH FLOW FROM INVESTING ACTIVITIES

Addition to property, plant and equipment and intangible assets		(43,105)	(25,478)	(12,442)
Addition on investment properties		(23,861)	(119,150)	(10,745)
Redemption of (Investment in) marketable securities		(4,001)	125,090	172,960
Cash received from sales of farms and assets	7.1.e	5,267	6,011	—
Net cash flows from (used in) investing activities		(65,700)	(13,527)	149,773

CASH FLOW FROM FINANCING ACTIVITIES

Payments of installments of financed acquisition of farm	13	(15,559)	—	(27,394)
Proceeds from loans, financing and debentures	15	270,310	39,469	71,566
Interest paid on loans, financing and debentures	15	(10,347)	(6,327)	(8,425)
Payment of loans and financing	15	(105,408)	(48,308)	(82,270)
Treasury stock acquired		(610)	(14,721)	(39,653)
Proceeds from the exercise of granted stock		—	—	2,096
Dividends paid	17.d	(12,972)	(32,043)	(80,669)
Net cash flows from (used in) financing activities		125,414	(61,930)	(164,749)
Increase (decrease) in cash and cash equivalents		57,450	(10,406)	(21,416)

Effect of exchange rate variation on cash and cash equivalents		3,066	—	—

Cash and cash equivalents at beginning of year	5.1	43,798	54,204	75,620
Cash and cash equivalents at end of year	5.1	104,314	43,798	54,204
		60,516	(10,406)	(21,416)

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Consolidated financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

1.	Operations

BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the states of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão and Piauí, and in Paraguay, in the state of Boquerón.

The Company holds interest in other companies (“subsidiaries), as mentioned in Note 2.1, and its corporate purpose includes:

●	agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services;

●	the import and export of agricultural products and inputs and those related to cattle raising activity;

●	the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas;

●	real estate brokerage involving any type of operations;

●	holding interest, as a member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly, related to the purposes described herein; and

●	management of its own and third-party assets.

The Company and its subsidiaries (collectively, the “Company”) have ten (10) farms in six (6) Brazilian states and one (1) joint-venture farm in Paraguay, with a total area of 198,158 hectares of own lands and 26,763 hectares of leased lands.

1.1 Spin-off of Joint Venture Cresca S.A.

On October 5, 2016, the Company entered into an agreement with Carlos Casado S.A., the sole partner of the Company in the Joint Venture Cresca S.A., each with 50% interest in the share capital, by which the partners undertook to sell to third parties all the assets and liabilities that meet the definition of business or divide them into equivalent parts, including rural properties, within an agreed-upon period.

Since the sale to third parties was not consummated within the contractually defined period, the parties agreed on splitting off Cresca’s assets and liabilities. The procedures required for splitting Cresca’s assets and liabilities had to follow a timetable established by the parties, which had to be concluded on the second quarter of 2017. Through June 30, 2017, certain assets, such as cattle and inventories, and agreements (including labor) were divided and transferred to Palmeiras, a wholly-owned subsidiary of the Company located in Paraguay. However, the remaning assets and liabilities, including agricultural properties and financial debts with shareholders, remained under the exclusive ownership and/or responsibility of Cresca.

On February 9, 2018, the spin-off of Cresca was concluded; the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Agropecuária Moroti S.A.

As a result of this transaction, the Company has the following two subsidiaries that received Cresca’s assets and liabilities:

- Palmeiras S.A. (“Palmeiras”) – On December 16, 2016, Palmeiras was incorporated in Asunción, the capital city of Paraguay, with partners Jaborandi Agrícola Ltda. holding 1% of the shares and BrasilAgro holding 99% of the shares. Palmeiras was incorporated with the objective to operate the activities of the Company’s investment in Cresca S.A. (“Cresca”).

- Agropecuária Moroti S.A. (“Moroti”) – Subsidiary that received on February 9, 2018, upon conclusion of the formal spin-off process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

As part of the spin-off, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca S.A. in the total amount of R$32,962, of which BrasilAgro’s share was R$16,563 (Note 23).

After the conclusion of the spin-off, considering that the Company obtained control of the assets and liabilities that were earlier jointly controlled, as required by IFRS 3 – Business Combinations, the assets acquired and liabilities acquired were remeasured at the fair value on the date of acquisition.

The estimated fair value of the assets and liabilities transferred to Moroti on February 9, 2018 is shown below:

	Book value	Effect of fair value measurement	Fair value
Assets	134,446	11,502	145,948
Accounts receivable, inventories and other receivables	4,616	36	4,652
Recoverable taxes	13	(13)	—
Investment properties	129,750	11,202	140,952
Other property and equipment other than land	67	277	344

Liabilities	18,968	6,404	25,372
Trade payables, taxes and other liabilities	254	6,322	6,576
Loans	18,714	82	18,796
Fair value of net spun-off assets	115,478	5,098	120,576

The Company recorded a gain of R$5,098 for the difference between the carrying value of the interest in the jointly controlled investment of R$115,478 and the fair value of the assets and liabilities contributed to Moroti of R$120,576 (Note 22).The fair value of assets and liabilities was determined based on preliminary estimates and concluded on June 30, 2018. No adjustment to the amounts recorded preliminarly was recorded upon conclusion.

In addition, the Company reclassified the accumulated currency translation adjustment on the jointly controlled inverstment from comprehensive income to the statement of income for an amount of R$30,616, under “Other Operating income (expenses), net” (Note 22).

1.2. Araucaria Farm

On March 27, 2017, the Company sold a 274-hectare area (200 arable hectares) of the Araucária Farm for 1,000 soybean bags per usable hectare or R$12,451. The Company received a down payment of 39,254 soybean bags in the amount of R$2,124 and the balance will be received in four annual installments (Note 7.1.e – Araucária III).

On May 22, 2017, the Company sold a 1,360-hectare area (918 hectares of arable land) of the Araucária Farm, for 280 soybean bags per usable hectare or R$16,987 (Note 7.1.e – Araucária IV). The Company received a down payment of 50,148 soybean bags in the amount of R$3,008 and the balance will be received in five annual installments. The accounting impacts on results are shown in Note 19.b.

On May 3, 2018, the Company sold a 956 hectares area (660 hectares of arable land) of the Araucária Farm. The area was sold for 1,208 soybean bags per usable hectare or R$66,224 par value. The Company received a down payment of 79,200 soybean bags in the amount of R$5,267, a second installment corresponding to the same number of soybean bags to be received on September 1, 2018 and the balance to be settled in six annual installments (Note 7.1.e – Araucária V). The accounting impact on profit or loss is described in Note 19.b.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

At June 30, 2017, the amount of R$49,703 of the selling price received, wich use was restricted, was fully released upon the compliance of all condition precedent related to the original sale agreement.

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

1.5 Acquisition and agricultural partnership in property in Maranhão

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

On the same date, the Company entered into an Agricultural Partnership agreement (“Partnership IV”) (Note 26.d), which involves an arable and developed area of 15,000 hectares, most of which is planted with sugarcane. The Agricultural Partnership is for 15 years and may be renewed for the same term. This agreement meets the definition of a finance lease.

2.	Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1. Basis of preparation

On October 23, 2018, Brasilagro’s Executive Board, Board of Directors and Fiscal Council approved the Company’s consolidated financial statements and authorized their issuance.

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

Non-financial data included in these financial statements, such as sales volume, planted and leased area, number of farms, and environment were not examined by the independent auditors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

All monetary amounts in these financial statements are presented in thousands of Brazilian reais, except where otherwise stated. Some of the totals presented in these financial statements may not cast due to rounding.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Brasilagro and its subsidiaries as of June 30, 2018 and 2017, as described bellow:

	Ownership %
	2018	2017	2016
Jaborandi Agrícola Ltda	99.99	99.99	99.99
Imobiliária Jaborandi	99.99	99.99	99.99
Cremaq	99.99	99.99	99.99
Engenho de Maracaju	99.99	99.99	99.99
Araucária	99.99	99.99	99.99
Mogno	99.99	99.99	99.99
Cajueiro	99.99	99.99	99.99
Ceibo	99.99	99.99	99.99
Flamboyant	99.99	99.99	99.99
Palmeiras (a)	99.99	99,99	—
Moroti (a)	99.99	—	—
FIM Guardian Exclusive Fund (b)	—	100.00	100.00

(a)	Subsidiary incorporaded during the Cresca spin-off process, as per Note 1.1.

(b)	During the year, the Company extinguisned its exclusive investment fund (FIM Guardian).

The subsidiaries are fully consolidated from the date of acquisition and consolidation ceases when the Company loses control. The financial statements of the subsidiaries are prepared for the same reporting period of Brasilagro, using consistent accounting policies. All intergroup balances, revenues and expenses are fully eliminated in the consolidated financial statements.

2.2. Foreign currency translation

a)	Functional and presentation currency

The Company’s functional and presentation currency is the Brazilian Real (R$). The items included in the financial statements of the subsidiaries located in Brazil are measured using Brazilian Reais (R$) as their functional currency. The U.S. Dollar is the functional currency of the joint venture Cresca S.A. (“Cresca”), and subsidiaries Palmeiras S.A. (“Palmeiras”) and Agropecuária Moroti S.A. (“Moroti”), all headquartered in Paraguay.

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

In the preparation of the consolidated financial statements, the financial statements of Palmeiras, Moroti and Cresca, are translated into reais as follows: a) balance sheet at the exchange rate at year end and b) statement of income and cash flows, at the average exchange rate.

The effects from variations in the foreign exchange rate resulting from the translation of foreing operations are presented in “Currency translation adjustment of foreign operations” in the statement of comprehensive income and in the statement of changes in equity.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

2.3. Investment in joint venture

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

Marketable securities include the financial investments provided as guarantee for loans and financing recorded in noncurrent assets based on the maturities of referred to loans and financing.

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

a)	Financial assets and liabilities measured at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss comprise financial assets held for trading and financial assets and liabilities designated upon initial recognition at fair value through profit or loss. A financial asset is classified as held for trading if: (i) acquired principally for the purpose of selling in the near term (ii) it is a derivative (unless designated as effective hedging instruments) or, (iii) the measurement at fair value reduces or eliminates inconsistences with the measument used by the Company’s financial management.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

The Company designates at initial recognition, certain financial assets at fair value through profit or loss. This designation cannot be changed later. These assets are limited to restricted marketable securities, derivatives and receivables from the sale of farms, which are included in the Consolidated statement of financial position in “Trade accounts receivable”.

Changes in fair value related to receivable from the sale of farms designated at fair value through profit or loss are recognized in “Gain (loss) on remeasurement of receivables from the sale of farms” in “financial income and expenses” (Note 23).

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

d)	Financial liabilities at amortized cost

The Company recognizes bonds issued and subordinated liabilities initially on the date when they are originated. Financial liabilities are initially recognized at fair value plus transaction costs. After initial recognition, these financial liabilities are measured at amortized cost through the effective interest rate method. The amortization of the effective interest rate method is included in the financial expenses caption in the statement of income. The Company’s financial liabilities mainly include trade accounts payable, loans and financing, debentures, financial leases and accounts payable from acquisitions of farms.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

The criteria that the Company uses to determine if there is objective evidence of an impairment loss include:

(i)	significant financial difficulty of the issuer or debtor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv)	it becomes probable that the borrower will go bankrupt or undergo any other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot be yet identified with the individual financial assets in the portfolio, including:

●	adverse changes in the payment status of borrowers in the portfolio; and

●	national or local economic conditions that correlate to defaults on the assets in the portfolio.

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

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of income (Note 23). The fair value of derivative financial instruments is disclosed in Note 6.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in Reais, equivalent to a quantity of soybean bags, are designated at fair value through profit or loss upon initial recognition. The amount of the receivable is subsequently remeasured at each balance sheet date by applying to the contractual committeed quantity of sacks of soybean by the quotation of soybean for future delivery at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by translating the resulting U.S. dollars amount to Reais using the U.S. dollar exchange rate for future delivery on the same maturity date (considering that future soybean quotations are denominated in US$) and finally discounting the resulting amount to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income and expenses under “Gain (loss) on remeasurement of receivables from sale of farms” (Note 23).

2.8. Inventories

Agricultural products from biological assets are measured at fair value when they are ready to be harvested, less selling expenses, when they are reclassified from biological assets to inventories.

Seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials are measured at average acquisition cost.

Upon identification of the loss of quality of products which affect their sales (either due to storage, load, transportation and other events related to the operation), these products are counted and physically segregated.In addition, an internal process to record, approve, dispose of or allocate inventories, is initiated through the approval of the responsible officers duly formalized in the Company’s management system.

An adjustment to net realizable value of agricultural products is recognized when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell. Adjustments to net realizable value are recognized in the statement of income in “Adjustment to net realizable value of agricultural products after harvest”.

2.9. Biological assets

The Company’s and its subsidiaries’ biological assets consist mainly of the cultivation of soybean, corn, sorghum, sugarcane and beef cattle, which are measured at fair value less costs to sell.

(a)	Agricultural activity

The fair value of biological assets is determined upon their initial recognition and at each subsequent balance sheet date. Gains and losses arising from the changes in fair value of biological assets is determined as the difference between fair value and the costs incurred in the plantation and treatment of crops of biological assets and agricultural products at the balance sheet date, and are recorded in the statement of income in “Changes in fair value of biological assets”. In certain circumstances, the estimated fair value less cost to sell approximate cost incurred at that moment, especially when only a minor biological transformation has taken place or when no material impact is expected from that biological transformation on the price. Biological assets continue to be recorded at their fair value.

The sugarcane crops productive cycle is five years on average, and for a new cycle to start depends on the completion of the previous cycle. In this regard, the current cycle is classified as biological asset in current assets, and the amount of the constitution of the bearer plant (bearer of the other cycles) are classified as permanent culture in property, plant and equipment . The calculation methodology used to estimate the fair value of the biological asset “sugarcane” was the discounted cash flows at a rate reflecting the risks and the terms of the operation. As such, the Company projected the future cash flows in accordance with the projected productivity cycle, taking into consideration the estimated useful life of each area, the prices of Total Sugar Recoverable (“ATR”), estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the fair value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’prices available in futures markets, were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), B3 (Bolsa, Brasil, Balcão), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted in these of markets, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques – the discounted cash flows method. The data used in these methods is based on the information observed in the market, whenever possible, and if unavailable, a certain level of judgment is required to establish such fair value. Judgment is used to determine the data to be used, e.g. price, productivity and production cost. Changes in the assumptions on these inputs might affect the fair value of biological assets.

There were no changes in the valuation methodology used to estimate the fair value of the biological assets.

(b)	Cattle raising activity

On June 14, 2016, the Company started raising cattle, which typically consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

For segregation purposes, when applicable, the Company classifies its cattle herd into: cattle (current assets), which can be sold as a biological asset for meat production; and breeding cattle (non-current assets), which is used in farm operations to generate other biological assets. Up to the reporting date the Company only had cattle, which includes calves, heifers, cows and bulls.

The fair value of beef cattle is determined based on market prices, given the existence of an active market. Gain or loss from changes in the fair value of beef cattle is recognized in profit or loss for the period (Note 9). The Company considered the prices in the cattle market in Bahia state, considered the principal market, and the metrics used in the market. Accordingly, beef and breeding cattle are measured based on weight and the age bracket of animals.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

Annual depreciation rates %

Buildings and improvements	2-20
Equipment and facilities	10
Vehicles and agricultural machinery	13-20
Furniture and fixtures	10
Opening of areas	10-20
Permanent cultures	16-27

The residual amount and useful lives of property, plant and equipment are revised and adjusted, if appropriate, at the end of each year.

An asset carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount exceeds its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount and are recognized in “Other operating income (expenses), net” in the statement of income.

2.12. Intangible assets

Intangible assets includes software license and acquired contractual rights and are amortized over their estimated useful life of 5 years.

Costs associated with software maintenance are recognized as an expense as incurred.

The Company has no intangible assets with indefinite useful life.

2.13. Impairment of non-financial assets

Pursuant to IAS 36 – Impairment of Assets, assets with finite useful lives are reviewed for impairment indicators on each balance sheet date and whenever events or changes in circumstances indicate that the book value may not be recoverable. If any indication exists, the assets are tested for impairment. An impairment loss is recognized for the difference between the asset’s carrying amount and its recoverable amount.

On June 30, 2018 and 2017, no indication of impairment of assets was identified.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

2.14. Trade accounts payables

Trade account payables are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Trade accounts payables are classified as current liabilities if payment is due within one year or less, otherwise they are classified as non-current liabilities.

2.15. Loans, financing and debentures

Loans, financing and debentures are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the procceds (net of transaction costs) and the settlement value is recognized in the statement of income over the agreement period using the effective interest rate method.

Fees paid in raising credit facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquididation services and amortized over the period of the facility to which it relates.

Loans, financing and debentures are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months or longer after the balance sheet date.

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

2.17. Current and deferred income tax and social contribution

(a)	Current income tax and social contribution

Current income tax and social contribution are calculated applying a rate of 15%, plus surtax of 10% on taxable profit exceeding R$240 per annum for income tax, and 9% on taxable profit for social contribution on net profit. Income tax and social contribution loss carryforwards can be used to offset the payment of income tax and social contribution tax payable limited to 30% of annual taxable profit, except for the rural activity which may reach 100% of annual taxable profit. Tax loss carryforwards do not expire. As allowed by the Brazilian tax legislation, certain subsidiaries opted for a tax regime under which taxable profit is computed as a percentage of revenues. Under this regime, taxable profit for income and social contribution tax is calculated by applying a rate of 8% and 12% on gross revenue, respectively, on which the statutory rates for income and social contribution tax are applied.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year whae the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Suh rates are 25% for income tax and 9% for social contribution tax (Notes 16).

2.18. Employee benefits

a)	Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options and shares) of the Company.

The cost of transactions settled with shares is recognized as expense for the year, jointly with a corresponding increase in equity during the year in which the conditions of performance and/or provision of services are met. The accumulated expenses recognized in connection with the equity instruments on each base date, until the date of acquisition, reflect the extent to which the acquisition period has expired and the best estimate of the Company and its subsidiaries as to the number of equity instruments to be acquired.

The expense or reversal of expenses for each year represents the changes in accumulated expenses recognized in the beginning and end of the year. Expenses related to services that did not complete their acquisition period are not recognized, except for transactions settled with shares in which the acquisition depends on a market condition or on the non-acquisition of rights, which are treated as acquired, irrespective of whether the market condition or the condition of non-acquisition of rights is fulfilled or not, provided that all other conditions of performance and/or provision of services are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in case of modification that raises the total fair value of the transaction paid for with shares or that otherwise benefits the employee, as measured on the date of modification.

If an equity instrument is canceled, such instrument is treated as if it was fully acquired on the date of cancellation, and any expenses not yet recognized, relating to the premium, are recognized immediately in the profit or loss of the year.

This includes any premium whose non-acquisition conditions under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as a modification of the original grant, as described in the previous paragraph. All cancellations of transactions with share-based payments will be treated the same.

b)	Profit sharing

The Company provides employees a profit-sharing program, under which all of the employees have the right to receive annual bonuses based on the Company’s consolidated financial and operational results, and also on personal goals set for individual employees. Profit sharing is usually recognized at year end, when the amount can be reliably measured by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

2.19. Capital

Common shares are recorded in equity. Incremental costs directly attributable to issue new shares or options are shown in equity as a deduction of the issued amount, net of taxes.

2.20. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities, including leases. Revenue is presented net of taxes, returns and discounts.

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

In the case of grains, the Company normally enters into forward contracts under which the Company is entitled to determine the sale price for the total or partial volume of grains sold, through the delivery date, based on formulas contractually agreed upon. In some cases, the formulas used to determine the sales price are estated in U.S. Dollars. The Reais amount is also contractually determined, which is based on the exchange rate applicable a couple of days prior to settling the transaction. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains.

Upon the delivery of grains, revenue is recognized based on the price determined for each client considering the foreign exchange rate on the delivery date. After the grains are delivered to the client, the quality and final weight areassessed, and the final price of the transaction is agreed upon, which result in adjusting the original contractual amounts, and any foreign exchange rate variation through the settlement date.

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

c)	Sale of beef cattle

Revenue from the sale of beef cattle is recognized when the material risks and the benefits of cattle ownership are transferred to the buyer, usually when the cattle is delivered to the buyer at the specified place, in accordance with the terms of the sale agreed upon.

As for the sale of beef cattle, the company’s operation consists basically of a project involving the production and sale of beef calves after weaning (this process is called rearing). However, some animals that prove to be infertile may be sold to meat packers for slaughtering. The pricing for sale of rearing cattle is based on the price of the arroba of fed cattle in the respective market (the arroba price is verified on the transaction date), the animal weight, plus the premium related to the category. The sale of animals for slaughtering, in turn, considers the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

2.21. Financial income and expenses

Includes interest and foreing exchange variations arising from loan and financing contracts, marketable securities, trade accounts receivable, gain (loss) on remeasurement of receivables from sale of farms and machinery, gains and losses for changes in fari value of derivative financial instruments, as well as discounts obtained from suppliers for the prepayment trade accounts payable.

2.22. Leases

a)	Company as lessee

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

b)	Company as lessor

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

2.23. Distribution of dividends

Distribution of dividends to the Company’s stockholders are recognized as a liability in the Company’s financial statements at year-end based on the Company’s articles of incorporation. Any amount that exceeds the minimum legally required is only approved at the shareholders’ general meeting according to the proposal submitted by the Board of Directors. The tax benefit of interest on equity is recognized in the statement of operations.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

Interest paid is classified as cash flows from financing activities since it represents costs for obtaining financial resources, and are not considered cash flows from operating activities of the Company.

2.27. New standards, amendments and interpretations

New or revised pronouncements applied for the first time in the current year

The Company understands that the amendments and revisions of the rules issued by the International Accounting Standards Board (IASB), to be mandatorily adopted for the first time in the current fiscal year, did not produce significant impacts on its financial statements.

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Company has provided the information for both the current and the comparative period in Note 2.4.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Company applied amendments retrospectively. However, their application has no effect on the Company’s financial position and performance as the Company has no deductible temporary differences or assets that are in the scope of the amendments.

Annual Improvements Cycle - 2014-2016

Amendments to IFRS 12 Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale. This amendment has no impact as the Company does not have any investment classified as held for sale.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

Standards issued but not yet in force as of June 30, 2018

The Company decided not to the early adopt any standard, interpretation or alteration that has been issued but has not become effective yet. Since the Company’s fiscal year begins on July 1, the standards to be mandatorily applied as from January 1, 2018 will be adopted by the Company in the fiscal year beginning July 1, 2018. The nature and effectiveness of each of the new standards and alterations are described below:

a)	IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 combines the three aspects of the project for accounting for financial instruments: classification and measurement, asset impairment and hedge accounting. The standard is applicable for fiscal years beginning on January 1, 2018.

Starting July 1, 2018, the Company will apply IFRS 9 – Financial Instruments as the basis for recognition, classification and measurement of financial instruments.

The main aspects of the new standard applicable to the Company are described below:

i.	Classification and measurement of financial assets

IFRS 9 contains a new approach for the classification and measurement of financial assets that reflect the business model under which assets and their cash flow characteristics are managed. It contains three main categories to classify financial instruments: measured at amortized cost, at fair value through other comprehensive income, and at fair value through profit or loss. The standard eliminates the categories existing in IAS 39 of financial instruments held to maturity, loans and receivables and financial instruments available for sale. This change of nomenclature does not alter how financial instruments are subsequently measured; it only impacts the disclosure of financial instruments by category in the financial statements, as shown below:

	6/30/2018	Category
Financial Instruments	Consolidated	IAS 39	IFRS 9
Trade accounts receivable	57,185	Loans and receivables	Amortized cost
Transactions with Related Parties	1,660	Loans and receivables	Amortized cost
Trade accounts payable	48,518	Financial liabilities at amortized cost	Amortized cost
Loans and financing	255,805	Financial liabilities at amortized cost	Amortized cost

ii.	Impairment

The new standard replaced the “incurred losses” model of IAS 39 for a prospective model of “expected credit losses.” This will require significant judgment on how changes in economic factors affect expected credit losses. Such provisions will be measured in credit losses expected for 12 months and credit losses expected for the lifetime of the asset, that is, credit losses that result from all possible default events throughout the expected life of a financial instrument.

The Company selected to apply the simplified approach of IFRS 9 – Financial Instruments to measure the credit losses expected throughout the expected life of the financial instrument.

During the year, the Company carried out a detailed evaluation of the impact of IFRS 9 aspects. The conclusion of the evaluation is that there is no relevant impact on the adoption of IFRS 9 on impairment of financial assts due to the fact that the Company already analyzer each client individualy for expected losses and the level of overdue receivables is not relevant.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

b)	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, amended in April 2016 and establishes a five-step model to account for revenues from agreements with clients. According to IFRS 15, revenue is recognized for a value that reflects the consideration to which an entity expects to be entitled in exchange for the transfer or goods or services to a client. The new standard on revenue will replace all current requirements for recognition of revenue in accordance with IFRS.

Starting from July 1, 2018, the Company will adopt the IFRS 15 – Revenue from Contracts with Customers.

The complete retrospective application or modified retrospective application of the standard will be required for annual periods starting from January 1, 2018.The Company plans to adopt the new standard on the required date based on the modified retrospective method.

The new standard provides the principles to be applied by an entity to determine the measurement of revenue and how and when it must be recognized, based on five steps: i) identification of the agreements with clients; ii) identification of the performance obligations envisaged in the agreements; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations envisaged in the agreements; and v) recognition of revenue when the performance obligation is fulfilled.

The changes establish the criteria for measurement and registration of sales, as they were effectively made with due presentation, as well as registration of the values to which the Company is entitled in the operation, considering any estimates of impairment loss.

In preparing to adopt IFRS 15, the Company considered the following:

(a)	Sales of agricultural products

For contracts with customers in which the sale of agricultural prodcuts is generally expected to be the only performance obligation, adoption of IFRS 15 is not expected to have any impact on the Company’s revenue and profit or loss.

The Company expects the revenue recognition to occur at a point in time when control of the agricultural products is transferred to the customer, generally on delivery.

(b)	Sales of farms

For sales of land, revenue is recognized when risks and benefits of ownership of the land is transferred to the customer. This is considered to be the only performance obligation and therefore, according to IFRS 15, revenue is recognized at a point in time, generally when possession of the land is granted to the customer.

(c)	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increases the volume of disclosures required in the Company’s financial statements. As required by IFRS 15, the Company will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

The Company and its subsidiaries analyzed the new standard and identified no relevant impacts on their financial statements, except for a higher level of disclosures, considering the nature of their sale transactions, in which performance obligations are clear, transaction price definition and the transfer of control over assets is not complex (it is made to the extent the ownership and benefits are transferred to the beneficiaries based on defined market prices).

c)	IFRS 16 – Leases

IFRS 16 was issued in January 2016 and replaces IAS 17 – Leases, IFRIC 4 – Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating leases – Incentives, and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 establishes the principles for recognition, measurement, presentation and disclosure of leases and requires that lessees book all leases using a single model in the balance sheet, similar to the accounting of financial leases under IAS 17.

IFRS 16 will be applicable for annual periods beginning on January 1, 2019.Lessees may choose to adopt the standard using a complete retrospective application or a modified retrospective application. The temporary provisions of the standard allow certain exemptions.

The Company performed a preliminary analysis and concluded that the standard should produce impacts on its financial statements. The quantitative analysis of the potential effect of IFRS 16 on its financial statements will be made during the fiscal year ending on June 30, 2019, considering this standard will be adopted on July 01, 2019.

d)	IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 01, 2018, with early application permitted. The Company does not expect any impacts on its consolidated financial statements.

e)	Transfers of Investment Property — Amendments to IAS 40

The amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. Entities should apply the amendments prospectively to changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at that date and, if applicable, reclassify property to reflect the conditions that exist at that date.

Retrospective application in accordance with IAS 8 is only permitted if it is possible without the use of hindsight. Effective for annual periods beginning on or after January 01, 2018. Early application of the amendments is permitted and must be disclosed. The Company will apply amendments when they become effective. However, since the current practice is in line with the clarifications issued, the Company does not expect any effect on its consolidated financial statements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

f)	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis.

Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after:

(i)	The beginning of the reporting period in which the entity first applies the interpretation Or

(ii)	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after January 01, 2018. Early application of interpretation is permitted and must be disclosed. However, since the current practice is in line with the Interpretation, the Company does not expect any effect on its consolidated financial statements.

g)	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

● Whether an entity considers uncertain tax treatments separately

● The assumptions an entity makes about the examination of tax treatments by taxation authorities

● How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

● How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 01, 2019, but certain transition reliefs are available. The Company will apply interpretation from its effective date. The Company is assessing the potential effect of the amendments on its consolidated financial statements.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

An increase or decrease by 1% in the expected productivity of sugarcane and grains would result in an increase or decrease in biological asset by R$1,117, and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in biological asset by R$1,623.

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

Methodology used

At June 30, 2018, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

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

iv)	The soybean price considered at the base date of the work, June 30, 2018, was R$58.91 (West Region – Bahia), R$59.78 (Balsas Region – Maranhão), R$57.18 (Alto Taquari Region – Mato Grosso) and R$57.18 (Mineiros Region – Goiás). This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag.

There were no changes in the valuation methodology used to estimate the fair value of the investment properties.

d)	Deferred income tax

The Company recognizes deferred income tax assets and liabilities, as described in Note 16, on the temporary differences between the carrying amount and the tax basis of assets and liabilities using statutory rates. The Company regularly assesses if the deferred income tax assets recognized are recoverable, considering the taxable profit generated in the past as well as the expected future taxable profit, in accordance with a technical feasibility study performed by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

4.	Financial risk management

4.1. Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalents, marketable securities, trade accounts receivables, accounts receivable and others, trade accounts payable, accounts payable for the purchase of farms, loans and financing and derivative instruments.

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

4.2. Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company’s policies in respect to transactions with financial instruments, which have been approved by the Board of Directors, are as follows: (i) Investment Policy which provides guidelines in respect to Company’s investment of cash, considering the counterparty risk, the nature of instruments and liquidity, among others; (ii) Derivative financial instrument policy which provides guidelines to manage the Company’s exposures to currency risk, interest rate and index risks, and agricultural commodities price risk, always linking the derivative financial instrument to the asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or the Derivative financial instrument Policy including hedge against future cash flows with respect to future production of commodities.

a)   Cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and accounts payable. The amounts recorded approximate their estimated fair value.

b)   Loans, financing and debentures. The book value of loans, financing and debentures, denominated in reais have its interest rates either fixed or based on the variation of TJLP (Long Term Interest Rate), SELIC (Special System of Clearance and Custody Rate) and exchange rate and approximates their fair value. The Executive Officers report the transactions entered into at the Board of Directors’ meetings.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

4.5. Risks related to operating strategy

The use of derivative instruments as an economic hedge reduce the risks of changes in cash flows arising from risks such as foreign currency, interest rate and price index and agricultural commodities prices, currently soybean and corn.

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

The main controls established on the use of derivative financial instruments are as follows:

●	establishment of policies defined by the Board of Directors;

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

●	prohibition to enter into derivative financial instruments that have not been approved by the Executive Officers;

●	maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments contracts;

●	daily risk report with the consolidated position provided to a group comprising the Executive Officers and designated members of the Board of Directors;

●	monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

●	the fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

4.7. Impact of derivative instruments on the statement of operation

The gains and losses for changes in the fair value of derivative financial instruments are recognized in the statement of income separately between realized profit and loss (corresponding to derivative financial instruments that have already been settled) and unrealized profit and loss (corresponding to derivative financial instruments not yet settled).

4.8. Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded on stock exchanges (B3 and Chicago Board of Trade) is determined based on the quoted prices at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

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

This analysis contemplates 5 distinct scenarios that differ due to the intensity of variation in relation to the current market. At June 30, 2018, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

The preparation of the probable scenario took into consideration the market prices of each one of the reference assets of derivative instruments held by the Company at year end. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is the same, because the rates and prices of each operation maturity were used.

The assumptions and scenarios are as follows:

				2018
		Devaluation in reais R$		Appreciation in reais R$
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV +50%

Soybean - R$ / bag – July 12, 2018 (CBOT)	74.81	56.11	37.41	93.51	112.22
Soybean - R$ / bag – July 13, 2018 (CBOT)	72.98	54.74	36.49	91.23	109.47
Soybean - R$ / bag – July 27, 2018 (CBOT)	73.89	55.42	36.95	92.36	110.84
Soybean - R$ / bag – October 26, 2018 (CBOT)	74.81	56.11	37.41	93.51	112.22
Ethanol - R$ / m^3 – July 31, 2018 (BM&F)	1,610.00	1,207.50	805.00	2,012.50	2,415.00
Ethanol - R$ / m^3 – August 31, 2018 (BM&F)	1,680.00	1,260.00	840.00	2,100.00	2,520.00
Ethanol - R$ / m^3 – September 28, 2018 (BM&F)	1,705.00	1,278.75	852.50	2,131.25	2,557.50

U.S. dollar – October 26, 2018	3.92	2.94	1.96	4.90	5.88

Interest (% rate) – July 2, 2018	6.41%	4.81%	3.21%	8.01%	9.62%
Interest (% rate) – August 27, 2018	6.51%	4.88%	3.26%	8.14%	9.77%
Interest (% rate) – May 10, 2019	7.53%	5.65%	3.77%	9.41%	11.30%
Interest (% rate) – August 15, 2023	11.09%	8.32%	5.55%	13.86%	16.64%

					2017
		Devaluation in reais R$		Appreciation in reais R$
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV +50%

Soybean - R$ / bag – July 2017 (CBOT)	68.72	51.54	34.36	85.90	103.08
Cattle - R$ / @ – October 2017 (BMF)	124.58	93.44	62.29	155.73	186.87
Soybean - R$ / bag – November 2017 (CBOT)	69.64	52.23	34.82	87.05	104.46
Soybean - R$ / bag – April 2018 (CBOT)	3.60	2.70	1.80	4.50	5.40
Soybean - R$ / bag – June 2018 (CBOT)	4.44	3.33	2.22	5.55	6.66
Soybean - R$ / bag – July 2018 (CBOT)	71.31	53.48	35.66	89.14	106.97

U.S. dollar – August 3, 2017	3.33	2.50	1.67	4.16	5.00
U.S. dollar – July 28, 2017	3.33	2.50	1.67	4.16	5.00
U.S. dollar – May 30, 2018	3.49	2.62	1.75	4.36	5.24

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators remain unchanged. Estimated amounts below can significantly differ from amount eventually settled.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

							Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II – Remote
(*) Annual average rates		At June 30, 2018			Scenario I - Probable		Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate
Investment	CDI	81,213	—	6.39%	(983)	7.60%	(1,543)	5.70%	(3,086)	3.80%	1,543	9.50%	3,086	11.40%
Marketable securities - LFT	SELIC	10,086	—	6.40%	(122)	7.61%	(193)	5.71%	(383)	3.81%	193	9.51%	383	11.42%
Marketable securities - USD	CDI	19,355	—	6.39%	(234)	7.60%	(368)	5.70%	(735)	3.80%	368	9.50%	735	11.40%
Investment	USD	22,700	3,079	3.86	(416)	3.99	(3,072)	2.99	(6,145)	2.00	3,072	4.99	6,145	5.99
Total cash, cash equivalents		133,354	3,079		(1,755)		(5,176)		(10,349)		5,176		10,349

Financing for Working Capital	USD	(486)	(126)	3.86	(66)	3.99	485	2.99	970	2.00	(485)	4.99	(970)	5.99
Financing for Working Capital	CDI	(141,642)	—	6.39%	(1,714)	7.60%	2,691	5.70%	5,382	3.80%	(2,691)	9.50%	(5,382)	11.40%
Financing for Machinery and Equipment – FINAME	TJLP	(1,317)	—	6.60%	—	6.60%	22	4.95%	43	3.30%	(22)	8.25%	(43)	9.90%
Financing for sugarcane	TJLP	(11,893)	—	6.60%	—	6.60%	196	4.95%	392	3.30%	(196)	8.25%	(392)	9.90%
Total financing (b)		(155,338)	(126)		(1,780)		3,394		6,787		(3,394)		(6,787)

Araucária Farma III	Soybean bags	8,527	121,692	80.60	—	80.60	(2,132)	60.45	(4,264)	40.30	2,132	100.75	4,264	120.89
Araucária Farm IV	Soybean bags	9,017	129,499	86.08	—	86.08	(2,254)	64.56	(4,509)	43.04	2,254	107.60	4,509	129.12
Araucária Farm V	Soybean bags	50,594	717,840	93.27	—	93.27	(12,649)	69.96	(25,297)	46.64	12,649	116.59	25,297	139.91
Jatobá Farm Gleba 12A	Soybean bags	8,657	120,000	88.14	—	88.14	(2,164)	66.10	(4,329)	44.07	2,164	110.17	4,329	132.21
Total receivables from farms		76,795	1,089,031		—	—	(19,199)		(38,399)		19,199		38,399

Derivative, net	Grains	805	(1,819,921)	(a)	—	(a)	12,365	(a)	23,068	(a)	(9,041)	(a)	(19,744)	(a)
Derivative, net	USD	(2,079)	(35,800)	(a)	—	(a)	28,857	(a)	58,799	(a)	(31,027)	(a)	(60,970)	(a)
Derivative, net	Ethanol	216	(2,100)	(a)	—	(a)	1,105	(a)	1,997	(a)	(675)	(a)	(1,566)	(a)
Derivative, net	Swap	(14)	64,810	(a)	—	(a)	331	(a)	321	(a)	344	(a)	350	(a)
Margin - LFT Socopa	SELIC	20,790	—	6.40%	(249)	7.60%	(395)	5.70%	(790)	3.80%	395	9.50%	790	11.40%
Total derivatives		19,718			(249)		42,263		83,395		(40,004)		(81,140)

Cresca, net	USD	(1,450)	(376)	3.86	(51)	3.99	375	2.99	751	2.00	(375)	4.99	(751)	5.99
Cresud, net	USD	267	69	3.86	8	3.99	(69)	2.99	(138)	2.00	69	4.99	138	5.99
Total related parties		(1,183)	(307)		(43)		306		613		(306)		(613)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the transaction were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

b)	Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable from the sale of sugarcane, grains, and from the leasing of land.

To reduce credit risk in commercial transactions, the Company adopts the practice of defining credit limits in which it analyzes factors such as: the counteerparty’s history, history of its business, commercial references and Credit Protection Institution (Serasa). The Company also constantly monitors the outstanding balances.

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

The table below shows the Company’s financial liabilities by maturity. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2018 and 2017 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

	Note	Less than one year	From one to two years	From three to five years	Above five years	Total
At June 30, 2018
Trade payable	14.1	48,518	—	—	—	48,518
Financial instruments derivatives	6	10,489	2,145	—	—	12,634
Loans, financing and debentures	15	70,088	21,298	143,793	40,841	276,020
Payable for purchase of farms	13	—	—	—	—	—
Transactions with related parties	27	1,831	—	—	—	1,831

At June 30, 2017
Trade payable	14.1	37,805	—	—	—	37,805
Financial instruments derivatives	6	3,978	—	—	—	3,978
Loans and financing	15	56,620	16,428	15,129	23,998	112,175
Payable for purchase of farms	13	24,646	—	—	—	24,646
Transactions with related parties	27	4,784	—	—	—	4,784

4.9.	Capital management

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

According to the following table, the Company presents net debt of loans, acquisitions payable and trade accounts payables and the financial leverage index.

	2018	2017
Loans, financing, debentures and finance leases (Note 15)	276,020	112,175
Total payable for purchase of farms (Note 13)	—	24,646
Total trade accounts payables (Note 14.1)	48,518	37,805
Total derivatives (Note 6)	12,634	3,978
	337,172	178,604

Less: cash and cash equivalents (Note 5.1)	(104,314)	(43,798)
Less: marketable securities (Notes 5.2)	(29,441)	(24,060)
	(133,755)	(67,858)

Net debt	203,417	110,746
Total equity	755,864	667,468
Financial leverage	26.91%	16.59%

4.10.	Hierarchy of fair value and financial instruments by category

The carrying amount (less impairment) of trade accounts receivable and payables approximate their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows at the current market interest rate that is available for similar financial instruments.

The Company adopted IFRS 7 and IFRS 13 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

●   Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

●   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

●   Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

There were no changes in the valuation methodology used to estimate the fair value of financial instruments categorized as levels 2 and 3.

There were no transfers between fair value hierarchy levels during the year.

The following table presents the Company’s main financial assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

				June 30, 2018				June 30, 2017
Consolidated – thousand R$	Note	Fair value through profit or loss	Loans and receivables	Total	Fair value Level 2	Fair value through profit or loss	Loans and receivables	Total	Fair value Level 2
Assets
Current
Cash equivalents	5.1	81,213	—	81,213	81,213	28,639	—	28,639	28,639
Marketable securities (d)	5.2	11,215	—	11,215	11,215	6,972	—	6,972	6,972
Trade accounts receivable, net	7.1	—	57,185	57,185	57,185	—	35,167	35,167	35,167
Receivable from sale of farm, net	7.1	21,372	—	21,372	21,372	9,136	—	9,136	9,136
Derivative financial instruments (c)	6	28,299	—	28,299	7,293	4,090	—	4,090	670
Transactions with related parties	27	—	1,660	1,660	1,660	—	1,298	1,298	1,298

Noncurrent
Marketable securities	5.2	18,226	—	18,226	18,226	17,088	—	17,088	17,088
Trade accounts receivable, net	7.1	—	—	—	—	—	100	100	100
Receivable from sale of farm	7.1	55,423	—	55,423	55,423	22,592	—	22,592	22,592
Derivative financial instruments (c)	6	4,053	—	4,053	4,053	1	—	1	—
Transactions with related parties	27	—	—	—	—	—	35,640	35,640	35,640
Total		219,801	58,845	278,646	257,640	88,518	72,205	160,723	157,302

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

		June 30, 2018				June 30, 2017
Consolidated – thousand R$	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payable	14.1	—	48,518	48,518	48,518	—	37,805	37,805	37,805
Loans, financing and debentures (a)	15	—	68,412	68,412	68,412	—	55,001	55,001	55,001
Finance lease sugarcane crop - Partnership III (b)	15	1,676	—	1,676	N/A	1,619	—	1,619	N/A
Derivative financial instruments (c)	6	10,489	—	10,489	9,214	3,978	—	3,978	809
Payables for purchase of farms	13	—	—	—	—	—	24,646	24,646	24,646

Noncurrent
Loans, financing and debentures (a)	15	—	187,393	187,393	187,393	—	33,095	33,095	33,095
Finance lease sugarcane crop - Partnerships III and IV (b)	15	18,539	—	18,539	N/A	22,460	—	22,460	N/A
Derivative financial instruments (c)	6	2,145	—	2,145	2,145	—	—	—	—
Total		32,849	304,323	337,172	315,682	28,057	150,547	178,604	151,356

(a) The carrying amount of loans and financing in the financial statements, approximate the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b) Finance lease is measured at fair value in Level 3. The pricing takes into account the average ATR for lease agreements disclosed by Consecana (138 Kg ATR / TC), at the Consecana price for the respective month, at a weighting of 50% EHC and 50% EAC.

(c) The Derivative transactions negotiated in an active market in the amount of R$1,275 (R$3,169 at June 30, 2017) are measured at fair value at Level 1, and over-the-counter transactions are measured at Level 2, as presented in the table above.

5.	Cash and cash equivalents and marketable securities

5.1. Cash and cash equivalents

	CDI	2018	2017
Cash and banks	—	23,101	15,159
Repurchase agreements (a)	55% a 65%	15,242	28,639
Bank deposit certificates	99% to 100%	33,137	—
Letter of Mercantile Lease	101% to 102%	32,834	—
		104,314	43,798

(a)      The Company uses this type of investment for funds that will be redeemed in less than 30 days, according to the projected cash flow and also in case of need to invest funds that were received after banking hours.

The Company has R$22,700 (R$13,155 at June 30, 2017), of bank balances denominated in foreign currency which do not bear any interest.

5.2. Marketable securities

	2018	2017

Investment fund	—	2
Bank deposit certificates (a)	1,129	—
Banco do Nordeste (BNB) (b)	—	5,502
Treasury financial bills (c)	10,086	1,468
Total current	11,215	6,972

Bank deposit certificates (a)	9,588	8,982
Banco do Nordeste (BNB) (a) / (b)	8,638	8,106
Total noncurrent	18,226	17,088

Marketable securities	29,441	24,060

(a)	Indexed to rates from 98% to 102,5% of the CDI – Interbank Deposit Certificate.

(b)	The securities in BNB consist of CDBs provided as collateral for financing from BNB Bank, to be held up to the end of the contract in July 2019.

(c)	Treasury bonds indexed to the Selic rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

6. Derivative financial instruments

								June, 20 2018
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Net balance	Notional (’000)	Call option (put option)	Unit
Currency US$	October -18	Options	FC Stone	1,490	(2,484)	(994)	(4,800)	—	US$
Currency US$	June -18	Dollar – 1st Futures	BM&F	1	(1,086)	(1,085)	(31,000)	—	US$

		Current		1,491	(3,570)	(2,079)	(35,800)	—	US$
		Noncurrent		—	—	—	—	—	US$
		Total US$ risk		1,491	(3,570)	(2,079)	(35,800)	—	US$

Soybean CBOT	July-18	Soybean Options	Trading Companies/Banks/CBOT	—	(7)	(7)	—	(77,107)	Bags
Soybean CBOT	October-18	Soybean Options	Trading Companies/Banks/CBOT	—	(1,275)	(1,275)	—	(1,294,946)	Bags
Soybean CBOT	July-18	Futures Soybean	Trading Companies/Banks/CBOT	5,451	(5,569)	(118)	—	—	Bags
Soybean CBOT	October-18	Futures Soybean	Trading Companies/Banks/CBOT	351	—	351	—	(16,975)	Bags
Soybean CBOT	July-19	Futures Soybean	Trading Companies/Banks/CBOT	3,999	(2,145)	1,854	—	(430,893)	Bags
Ethanol BM&F	July-18	Futures Ethanol	BM&F	42	—	42	—	(300)	m^3
Ethanol BM&F	August-18	Futures Ethanol	BM&F	94	—	94	—	(900)	m^3
Ethanol BM&F	September-18	Futures Ethanol	BM&F	80	—	80	—	(900)	m^3

		Current (bags)		5,802	(6,851)	(1,049)	—	(1,389,028)	Bags
		Current (Ethanol)		216	—	216	—	(2,100)	Cubic Meters
		Noncurrent (bags)		3,999	(2,145)	1,854	—	(430,893)	Bags
		Total commodities risk		10,017	(8,996)	1,021	—	(1,822,021)

Interest R$	January-18	DI SWAP x Dollar	Banco Safra	—	—	—	—	—	BRL
Interest R$	August-23	Pre-DI SWAP	Bradesco	54	—	54	14,810	—	BRL
Interest R$	July-18	Pre-DI SWAP	ABC	—	(12)	(12)	10,000	—	BRL
Interest R$	August-18	Pre-DI SWAP	Itaú BBA Jaborandi	—	(11)	(11)	20,000	—	BRL
Interest R$	May-19	Pre-DI SWAP	Itaú BBA Jaborandi	—	(45)	(45)	20,000	—	BRL

		Current		—	(68)	(68)	50,000	—	BRL
		Noncurrent		54	—	54	14,810	—	BRL
		Total interest rate risk		54	(68)	(14)	64,810	—	BRL

		Total risks		11,562	(12,634)	(1,072)	29,010	(1,822,021)

		Margin deposit		20,790	—	20,790

			Current	28,299	(10,489)
			Noncurrent	4,053	(2,145)
			P &L at June 30, 2018 (Note 23)	62,965	(68,300)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

								June, 20 2017
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Net balance	Notional (’000)	Call option (put option)	Unit
Currency US$	August-17	BM&F	BM&F	15	—	15	2,000	—	US$
Currency US$	July- 7	NDF	FC Stone	423	—	423	(2,000)	—	US$
Currency US$	January-18	Options	FC Stone	—	(638)	(638)	(2,500)	—	US$
Currency US$	May-18	Accumulator	Macquarie	4	—	4	(30)	—	US$
Currency US$	June-18	Options	FC Stone	154	(171)	(17)	(1,000)	—	US$
		Current		596	(809)	(213)	(3,530)	—	US$
		Noncurrent		—	—	—	—	—	US$
		Total US$ risk		596	(809)	(213)	(3,530)	—	US$

Soybean CBOT	July-17	Soybean Futures	Trading Companies/Banks/CBOT	1,377	(2,219)	(842)	—	—	Bags
Soybean CBOT	November-17	Soybean Futures	Trading Companies/ Banks /CBOT	5	—	5	—	(24,946)	Bags
Soybean CBOT	April-18	Soybean Options	Trading Companies/ Banks /CBOT	—	(408)	(408)	—	(113,393)	Bags
Soybean CBOT	June-18	Soybean Options	Trading Companies/ Banks /CBOT	—	(514)	(514)	—	(72,571)	Bags
Soybean CBOT	July-18	Soybean Futures	Trading Companies/ Banks /CBOT	1	—	1	—	(335)	Bags
Live Cattle BM&F	October-17	Live Cattle Futures	BM&F	14	—	14	—	660	Heads
		Current (bags)		1,382	(3,141)	(1,759)	—	(210,910)	Bags
		Current (heads)		14	—	14	—	660	Heads
		Noncurrent (bags)		1	—	1	—	(335)	Bags
		Total commodities risk		1,397	(3,141)	(1,744)	—	(210,585)

Interest R$	November-17	Pre-DI SWAP	Itaú BBA	89	—	89	7,000	—	US$

		Current		89	—	89	7,000	—	US$
		Noncurrent		—	—	—	—	—	US$
		Total interest rate risk		89	—	89	7,000	—	US$

		Daily adjustments – Currency		—	(15)	(15)
		Daily adjustments – Commodities		—	(13)	(13)

		Total risks		2,082	(3,978)	(1,896)	3,470	(210,585)

		Margin deposit		2,009	—	2,009

			Current	4,090	(3,978)
			Noncurrent	1	—
			P&L at June 30, 2017 (Note 23)	62,226	(44,791)

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

7.	Accounts receivable and others

	Note	2018	2017
Trade accounts receivable	7.1	78,557	44,303
Recoverable taxes	7.2	9,479	7,126
Advances to suppliers		6,711	1,866
Other receivables		429	731
Total current		95,176	54,026

Trade accounts receivable	7.1	55,423	22,692
Recoverable taxes	7.2	17,847	20,124
Judicial deposits	25.c	1,505	1,789
Total noncurrent		74,775	44,605

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

7.1	Trade accounts receivable

	2018	2017
Sale of sugarcane (c)	36,742	23,637
Sale of grains (d )	14,757	11,958
Sale of cattle	589	—
Leases of land	5,747	184
Sale of machinery	216	249
Sale of farms (e)	21,372	9,136
	79,423	45,164

Allowance for doubtful accounts (a)	(866)	(861)

Total current	78,557	44,303

Sale of machinery	—	100
Sale of farms (e)	55,423	22,592

Total non-current	55,423	22,692

a)	Changes in the allowance for doubtful accounts:

At June 30, 2016	1,163
Accrual of provision	49
Write-off or reversal	(351)
At June 30, 2017	861
Accrual of provision	284
Write-off or reversal	(279)
At June 30, 2018	866

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is based on the analysis of accounts, individually by client, and the amounts included in the allowance are written-off when these amounts are no longer expected to be recovered.

b)	Breakdown of receivable by maturity

	2018	2017
Falling due:
Up to 30 days	34,305	8,020
31 to 90 days	19,611	15,025
91 to 180 days	9,159	100
181 to 360 days	15,316	20,967
Over 360 days	55,423	22,692

Past due:
Up to 30 days	106	22
31 to 90 days	60	169
91 to 180 days	2	5
181 to 360 days	8	1
Over 360 days	856	855
	134,846	67,856

c)	Sale of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Brenco Companhia Brasileira de Energia Renovável and the second agreement is included in the partnership IV Agreement, as mentioned in the Explanatory Note on Commitments, whose credit risks are assessed in accordance with the internal policy, as presented in Note 4.8b.

All the risks were covered during the fiscal year ended on June 30, 2018, and there is no record of default until the date of disclosure of these Financial Statements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

d)	Sale of grains

For the years ended June 30, 2018 and 2017, corn and soybean were sold mainly to the customers Bunge Alimentos, Amaggi and Cargill Agrícola.

e)	Receivables from sale of farms

Total amounts sold, collected and receivables from sale of farms are as follows:

	Araucária I	Araucária II	Araucária III	Araucária IV	Araucária V	Jatobá I	Consolidated
At June 30, 2016	1,930	14,411	—	—	—	—	16,341
Sale amount (a)	—	—	12,451	16,987	—	10,145	39,583
Receipts	(1,950)	(8,188)	(2,124)	(3,009)	—	(878)	(16,149)
Restatement of nominal value	(23)	(4,733)	412	273	—	—	(4,071)
Unwind of present value adjustment	43	2,913	(1,950)	(3,256)	—	(1,726)	(3,976)
At June 30, 2017	—	4,403	8,789	10,995	—	7,541	31,728
Sale amount (a)	—	—	—	—	52,405	—	52,405
Receipts	—	(4,994)	(2,493)	(4,250)	(5,267)	(877)	(17,881)
Restatement of nominal value	—	142	1,542	1,510	6,632	2,187	12,013
Unwind of present value adjustment	—	449	689	762	(3,176)	(194)	(1,470)
At June 30, 2018	—	—	8,527	9,017	50,594	8,657	76,795

Current							21,372
Non-current							55,423

(a)	Information on sales and the amounts received in the fiscal year ended June 30, 2018 is presented in Notes 1.2 and 19.b

7.2	Recoverable taxes

	2018	2017
Withholding income tax (IRRF) on financial investments to be offset	3,843	4,940
Income tax losses and social contribution carryforwards	148	—
Other recoverable taxes and contributions	5,488	2,186
Total current (a)	9,479	7,126

ICMS recoverable	8,429	7,658
ICMS recoverable on property, plant and equipment	409	684
Non-cumulative PIS and COFINS to be offset	6,837	7,031
IRRF on financial investments to be offset	2,172	4,751
Total noncurrent	17,847	20,124

(a)	Of the amounts consolidated as of June 30, 2018, the amount of R$ 4,844 refers to Value Added Tax in Paraguay.

8.	Inventories

	2018	2017
Soybean	50,289	6,837
Corn	6,247	6,819
Other harvests	1,153	50
Agricultural products	57,689	13,706

Raw materials	11,933	8,952
	69,622	22,658

The amounts of inventories of agricultural products are disclosed net of the provision, as follows:

8.1	Adjustment to recoverable value of inventories of agricultural products

At June 30, 2016	(4)
Provision for recoverable value of agricultural products, net	(1,655)
Realization as cost of sales	447
At June 30, 2017	(1,212)
Provision for recoverable value of agricultural products, net	883
Realization as cost of sales	325
At June 30, 2018	(4)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

9.	Biological assets

	2018	2017
Production cattle	34,053	13,435
Grain plantation	2,203	1,385
Sugarcane plantation	59,790	36,875

Total	96,046	51,695

Current	61,993	38,260
Noncurrent	34,053	13,435

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and manpowers used in the crops.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2018	2017
Grains	1,322	—
Sugarcane (a)	29,955	32,286
	31,277	32,286

(a)	For sugarcane the area considered above refers to the total to be harvested in all the future cuts, considered in the cash flow for calculation of fair value of biological assets. This area includes the hectares leased from Brenco and Partnership IV, according to contracts executed on May 8, 2015 and February 7, 2017, respectively.

Changes in agricultural activity

	Grains	Sugarcane
At June 30, 2016	—	22,285
Expenditures with plantation	98,314	—
Expenditures with tilling	—	63,513
Lease contract – Partnership IV	—	17,479
Fair value variation (a) (Note 18)	4,302	11,532
Harvest of agricultural produce	(101,231)	(77,934)
At June 30, 2017	1,385	36,875
Expenditures with plantation	81,080	—
Expenditures with tilling	—	130,197
Fair value variation (a) (Note 18)	54,892	43,952
Harvest of agricultural produce	(136,396)	(151,234)
Effect of conversion	1,242	—
At June 30, 2018	2,203	59,790

(a)	For sugarcane, the area considered above refers to the total to be harvested in all future cuts, considered in the cash flow for calculating the fair value of biological assets. This area includes hectares leased from Brenco as per the agreement signed on May 8, 2015, and the total of 15,000 hectares related to an agricultural partnership, as per the agreement signed on February 7, 2017.

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle for production
At July 1, 2016	4,148	5,241
Acquisition/birth costs	4,729	6,476
Cattle-raising costs	—	5,667
Sales	(136)	(312)
Deaths	(97)	(69)
Change in fair value (Note18)	—	(3,568)
At June 30, 2017	8,644	13,435
Acquisition/birth costs	14,680	14,311
Handling costs	—	9,415
Sales	(2,006)	(4,332)
Deaths	(325)	(476)
Change in fair value (Note18)	—	239
Effect of conversion	—	1,461
At June 30, 2018	20,993	34,053

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

Quantitative data about cattle raising activity, expressed in heads of cattle

Work animals
At June 30, 2017	8,644
At June 30, 2018	20,993

Fair value hierarchy at June 30, 2018

	Amount	Fair value
Sugarcane	59,790	Level 3
Cattle	34,053	Level 2
Grains	2,203	Level 1

Changes in fair value in profit or loss

	2018	2017	2016
Grains	54,892	4,302	(32,165)
Sugarcane	43,952	11,532	19,533
Cattle	239	(3,568)	—

	99,083	12,266	(12,632)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

10.	Investment properties – noncurrent

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2018	2017

Opening balance	300,487	26,369	53,021	379,877	9,922	389,799	287,867
Acquisitions	2,231	152	1,390	3,773	20,088	23,861	121,672
Acquisitions – corporate restructuring	113,158	4,141	—	117,299	23,653	140,952	—
Disposals	(10,676)	(116)	—	(10,792)	(1)	(10,793)	(8,728)
Transfers	—	1,979	6,943	8,922	(8,922)	—	—
(-) Depreciation / amortization	—	(983)	(11,916)	(12,899)	—	(12,899)	(11,012)
Effect of conversion	19,879	710	36	20,625	5,607	26,232	—
Net book balance	425,079	32,252	49,474	506,805	50,347	557,152	389,799

At June 30, 2018
Total cost	425,079	39,925	145,397	610,401	50,347	660,748	480,496
Accumulated depreciation	—	(7,673)	(95,923)	(103,596)	—	(103,596)	(90,697)
Net book balance	425,079	32,252	49,474	506,805	50,347	557,152	389,799
Annual depreciation rates (weighted average) - %	—	4-20	10-20	—	—	—	—

Four farms owned by the Company are held as guarantee for loans and financing according to Note 15, representing 33% of total investment properties. The fair values of the investment properties are as follows:

		Hectares				Fair value*		Cost value
Farm	State	6/30/2018	6/30/2016	Real estate	Acquisition	6/30/2018	6/30/2017	6/30/2018	6/30/2017

Jatobá	Bahia	30,981	30,981	Jaborandi Ltda	Mar-07	340,942	360,758	56,963	59,057
Alto Taquari	Mato Grosso	5,394	5,394	Mogno Ltda	Aug-07	158,726	119,706	35,962	35,783
Araucária	Goiás	5,534	6,493	Araucária Ltda	Apr-07	137,796	172,327	43,198	53,001
Chaparral	Bahia	37,182	37,184	Cajueiro Ltda	Nov-07	312,256	352,391	82,038	79,794
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	32,145	23,407	23,116	21,998
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	58,171	64,392	27,735	30,082
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	156,798	156,981	106,387	105,138
Moroti (a)	Boqueron Paraguay	59,490	—	Agropecuaria Moroti S/A	Feb-18	188,946	—	166,477	—
		198,158	139,629			1,385,780	1,249,962	541,876	384,853

(*) Considered Level 3 for fair value.

(a) Property consolidated during the Cresca spin-off process, see Note 1.1.

At June 30, 2018, the cost value of R$541,898 (R$384,853 at June 30, 2017) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates Avarandado Farm (leased), which is not an integral part of the Company’s portfolio of owned farms.

11.	Investments

a)	Changes in investments

At June 30, 2016	102,955
Share of loss in a joint venture	(4,425)
Effect from currency translation adjustment	2,896
Balance at June 30, 2017	101,426
Write-off of investment due to spin-off	(115,478)
Share of profit in a joint venture	14,671
Effect from currency translation adjustment	(533)
Balance at June 30, 2018	86

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

b)	Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2018 and 2017 and the reconciliation with the book value of the investment in the consolidated financial statements considering the fair value adjustments on the acquisition date are presented below:

	2018(*)	2017
Assets	3,371	281,529
Current	3,356	9,705
Cash and cash equivalents	333	503
Accounts receivable, inventories and other receivables	3,023	8,976
Contract of purchase of land	—	226

Noncurrent	15	271,824
Recoverable taxes	—	3,311
Investment properties	—	268,267
Other noncurrent	15	246

Liabilities	3,200	78,677
Current	3,200	1,295
Trade payables, taxes and loans	3,200	1,295
Noncurrent	—	77,382
Including taxes and loans	—	77,382
Total net assets	171	202,852
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	86	101,426

	2018	2017
Revenue	83	12,916
Cost of products sold	(684)	(14,404)
Gross revenue (expenses)	(601)	(1,488)
Selling expenses	(34)	(891)
Administrative expenses	(374)	(979)
Other profit/expenses	437	(92)
Finance profit	32,340	(578)
Finance costs	16	(5,257)
Loss before tax	31,784	(9,285)
Income and social contribution taxes	(2,443)	—
Loss for the year	29,341	(9,285)
Company’s interest – 50%	14,671	(4,643)
Amortization of fair value adjustment on the purchase date (shareholders’ loans)	—	218
Equity method	14,671	(4,425)

(*) Balance sheet after spin-off that took place on February 9, 2018, as described in Note 1.1.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

12.	Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Construction in progress	Sugarcane	Total property, plant and equipment
At June 30, 2017
Opening balance	28	1,858	6,182	495	8,563	4	19,236	27,803
Acquisitions (a)	—	687	2,633	108	3,428	340	33,012	36,780
Disposals	—	(129)	(324)	(3)	(456)	—	—	(456)
Transfers	169	116	—	—	285	(285)	—	—
Depreciation	(5)	(321)	(755)	(95)	(1,176)	—	(8,206)	(9,382)
Accounting balance, net	192	2,211	7,736	505	10,644	59	44,042	54,745

At June 30, 2017
Total cost	921	5,473	20,752	1,254	28,400	59	64,138	92,597
Accumulated depreciation	(729)	(3,262)	(13,016)	(749)	(17,756)	—	(20,096)	(37,852)
Accounting balance, net	192	2,211	7,736	505	10,644	59	44,042	54,745

At June 30, 2018
Opening balance	192	2,211	7,736	505	10,644	59	44,042	54,745
Acquisitions (a)	10	5,458	4,634	318	10,420	52	32,385	42,857
Acquisitions – corporate restructuring	—	215	74	55	344	—	—	344
Disposals	—	(55)	(235)	(6)	(296)	—	(137)	(433)
Depreciation	(5)	(856)	(1,214)	(110)	(2,185)	—	(10,498)	(12,683)
Accounting balance, net	197	6,973	10,995	762	18,927	111	65,792	84,830

At June 30, 2018
Total cost	931	11,091	25,225	1,621	38,868	111	97,907	136,886
Accumulated depreciation	(734)	(4,118)	(14,230)	(859)	(19,941)	—	(32,115)	(52,056)
Accounting balance, net	197	6,973	10,995	762	18,927	111	65,792	84,830

Annual depreciation rates (weighted average) - %	2-20	10	13-20	10			16-27

13.	Payables for purchase of farms

	Restatement index	2018	2017

Nova Buriti Farm (a)	*IGP-M	—	22,085
São José Farm	—	—	2,561
		—	24,646

* IGP-M –Market General Price Index

a)	On August 30, 2017, the total debt was R$22,126, when the deed of Nova Buriti farm was prepared and consequently a partial amount for the farm was paid in the amount of R$5,802. Of the remaining balance, R$1,500 was paid on October 18, 2017, R$3,665 was paid on January 10, 2018, and R$1,886 was paid on May 29, 2018. During the negotiation, the total price of the farm was renegociated, fully waiving inflation adjustment (IGP-M – General Market Price Index), which would be payable by the Company. The amount of R$9,273 was recognized as financial income in the quarter ended September 30, 2017, see Note 23.

The payments related to the purchase of the farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses.

14.	Trade accounts payable and others

	Note	2018	2017

Trade accounts payable	14.1	48,518	37,805
Taxes payable		6,142	5,209
Dividends payable		30,008	6,509
Advances to customers		21,201	5,631
Other liabilities		576	461
Total current		106,445	55,615

Taxes payable		11,298	1,520
Total noncurrent		11,298	1,520

14.1	Trade accounts payable

At June 30, 2018, the Company’s balance of trade accounts payable is as follows:

	2018	2017
Raw materials and services	25,859	24,618
Operating lease transactions with third parties	22,659	13,187
	48,518	37,805

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

15.	Loans, financing, debentures and finance leases

	Bank	Final Maturity	Annual interest rates and charges -%	Guarantee	2018	2017
Current
Financing for agricultural costs	ABC and Itaú	September/18	Fixed rate 7.22% to 9%	—	31,847	10,703
Financing for agricultural costs (USD)	Itaú	November/18	Fixed rate 7.22%	—	11,486	—
Bahia Project Financing (a)	BNB and HSBC	June/19	Fixed rate 4% to 9%	Jatobá and Chaparral Farms	3,131	15,236
Working Capital Financing	Rabobank	May/18	1.40% to 2.30% + 100% of CDI	—	—	15,782
Working Capital Financing (USD) (a)	Itaú	August/17	3.49%	—	—	5,031
Financing of Machinery and Equipment - FINAME	Rabobank and Itaú	June/19	TJLP + 3.73% Fixed rate 9% to 11%	Machinery and Equipment	630	1
Financing of sugarcane	Itaú, Rabobank, Banco do Brasil and Santander	June/19	TJLP + 2.70 Fixed rate 9% to 10%	Morro Vermelho and Chaparral Farms	21,318	8,248
Finance lease sugarcane crop (Note 26.c)	Partnership III	November/18	6.62%		1,676	1,619
					70,088	56,620

Noncurrent
Financing Bahia Project (a)	BNB and HSBC	August/23	Fixed rate 4% to 9%	Jatobá and Chaparral Farms	27,146	30,862
Financing of Machinery and Equipment - FINAME	Rabobank and Itaú	June/24	TJLP + 3.73% Fixed rate 9% to 11%	Machinery and Equipment	5,411	1,208
Financing of sugarcane	Itaú, Rabobank, Banco do Brasil and Santander	December/23	TJLP + 2.70 Fixed rate 9% to 10%	Morro Vermelho and Chaparral Farms	13,194	1,025
Debentures	Insurance company	July/23	106.5% and 110% of CDI	Chaparral Farm	141,642	—
Finance lease sugarcane crop (Note 26.c)	Partnership III	November/18	6.62%	—	—	1,665
Finance lease sugarcane crop (Notes 1.1 and 26.d)	Partnership IV	January/32	R$/Kg 0.6462	—	18,539	20,795
					205,932	55,555
					276,020	112,175

Keys:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNDES – Brazilian Development Bank

BNB – Banco do Nordeste

Changes in loans and financing during the year ended June 30, 2018 are as follows:

	June 30, 2016	Contracting	Payment of principal	Payment of Interest	Appropriation of interest	Foreign exchange difference	Present value adjustment	June 30, 2017
Finance for agricultural cost	35,087	10,000	(34,826)	(2,085)	2,527	—	—	10,703
Bahia Project(a) Financing	57,099	1,607	(13,131)	(3,954)	4,477	—	—	46,098
Working Capital Financing	—	15,000	—	(106)	888	—	—	15,782
Working Capital (USD) Financing	—	4,661	—	—	94	276	—	5,031
Financing of Machinery and Equipment – FINAME	114	1,201	(109)	(5)	8	—	—	1,209
Sugarcane Financing	1,772	7,000	(242)	(177)	920	—	—	9,273
Finance Lease - Sugarcane Crop - Partnership III	5,773	—	—	—	—	—	(2,489)	3,284
Finance lease sugarcane crop	—	29,049	—	—	—	—	(8,254)	20,795
	99,845	68,518	(48,308)	(6,327)	8,914	276	(10,743)	112,175

	June 30, 2017	Contracting	Payment of principal	Payment of Interest	Appropriation of interest	Foreign exchange difference	Present value adjustment	June 30, 2018
Finance for agricultural cost	10,703	62,734	(34,062)	(1,447)	4,003	1,402	—	43,333
Bahia Project Financing (a)	46,098	13,904	(27,622)	(4,706)	2,603	—	—	30,277
Working Capital Financing	15,782	16,250	(31,523)	(1,893)	1,384	—	—	—
Working Capital (USD) Financing	5,031	—	(4,703)	(83)	18	(263)	—	—
Financing of Machinery and Equipment – FINAME	1,209	4,700	—	(404)	461	75	—	6,041
Sugarcane Financing	9,273	32,557	(7,498)	(1,814)	1,994	—	—	34,512
Debentures	—	140,165	—	—	1,477	—	—	141,642
Finance Lease - Sugarcane Crop - Partnership III	3,284	—	—	—	—	—	(1,608)	1,676
Finance lease sugarcane crop	20,795	—	—	—	—	—	(2,256)	18,539
	112,175	270,310	(105,408)	(10,347)	11,940	1,214	(3,864)	276,020

(a)	Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

a)	Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2018 and 2017, the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

b)	Debentures

On May 25, 2018, one hundred forty-two thousand, two hundred (142,200) non-convertible debentures were subscribed to and paid in, with security interest, in the total of R$142,200 (R$85,200 for the first series and R$57,000 for the second series).

The maturity date of the first-series debentures is August 1, 2022 (“maturity date of the first series”) and their unit face value will be paid in three (3) annual installments, the first on July 30, 2020 and the final on the maturity date of the first series. Compensatory interest corresponding to one hundred six point fifty percent (106,50%) of the DI rate will be accrued on the unit face value of first-series debentures, which will be paid on July 30 of each year or on the maturity date of the first series. The maturity date of the second-series debentures is July 31, 2023 (“maturity date of the second series”) and their unit face value will be paid in four (4) annual installments, the first on July 30, 2020 and the final on the maturity date of the second series. Compensatory interest corresponding to one hundred ten percent (110.00%) of the CDI (Interbank Deposit Certificate) rate will be accrued on the unit face value of second-series debentures, which will be paid on July 30 of each year or on the maturity date of the second series.

The costs directly related to the issue of debentures totaled R$2,035 and will be amortized during the term of the agreement.

The Debentures were linked to a securitization transaction, serving as guarantee for the issue of Certificates of Agribusiness Receivables (“CRA”) pursuant to Law 11,076/2004 and CVM Instruction 414/2004, which were the object of a public distribution offer with restricted efforts, under CVM Instruction 476/2009 (“Restricted Offer”).

The Debentures are backed by security interest in the form of fiduciary sale of properties owned by the Company and registered under no. 6,254, 6,267 and 6,405, all of them at the Property Records Office of Correntina in the state of Bahia.

Covenants

The debentures have covenants related to the maintenance of certain financial indicators, based on the ratio of net debt to fair value of investiment properties. Failure by the Company to attain these indicators during the term of the debentures may entail advance maturity of the debt.

On June 30, 2018, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

The changes in deferred income tax and social contribution tax assets and liabilities for the periods ended June 30, 2018 and 2017 and without taking into consideration offsetting of balances in the same tax jurisdiction, are as follows:

	2018	2017
Assets
Noncurrent
Tax loss carryforwards (NOL)	43,442	58,458
Biological assets	5,942	2,401
Financial lease	2,103	—
Contingency, bonuses and fair value	11,125	6,162
Hedge	364	635
Provision for doubtful acoorents	668	624
Difference in cost of farms	170	170
Provision of other accounts payable and receivable	1,794	2,918
	65,608	71,368
Liabilities
Noncurrent
Biological assets	13,386	2,308
Finance lease	548	—
Contingency, bonuses and fair value	3,574	—
Surplus on investment	1,733	—
Costs of transactions	499	—
Provision of residual value and useful life of PPE assets	1,633	1,397
Accelerated depreciation of assets for rural activity	11,493	13,883
	32,866	17,588

Net balance	32,742	53,780

The net change in deferred income tax is as follows:

At June 30, 2016	55,594
Tax losses	(4,820)
Adjustments in biological assets and agricultural products	2,182
Provisions for contingency and fair value	(2,043)
Hedge	(192)
Allowance for doubtful accounts	176
Onerous agreements	2,918
Accelerated depreciation	(35)
At June 30, 2017	53,780
Tax losses	(15,016)
Adjustments in biological assets and agricultural products	(7,543)
Financial lease	1,555
Provisions for contingency and fair value	1,389
Hedge	(271)
Surplus on investment (Note 1.1)	(1,733)
Costs of transactions	(499)
Allowance for doubtful accounts	44
Provision for other accounts payable and receivable	(1,124)
Accelerated depreciation	2,154
Total without effect from conversion	32,736

Effect of conversion	6

At June 30, 2018	32,742

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

The estimated years of realization of deferred tax assets are as follows:

2018
2019	20,721
2020	1,973
2021	1,935
2022	2,370
2023 to 2028	38,609
65,608

16.2.	Income and social contribution tax expenses

	2018	2017	2016
Income before income and social contribution taxes	152,257	33,259	9,440
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(51,767)	(11,308)	(3,210)

Share of loss in a Joint Venture	4,988	(1,504)	(174)
Management bonus	(2,331)	(2,025)	(1,524)
Share-based incentive plan - ILPA	(208)	—	—
Nondeductible expenses	(135)	(709)	(61)
Profit or loss of joint venture abroad	—	(378)	—
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	19,121	10,320	3,931
Net effect of spin-off of joint venture abroad (Note 1.1)	4,778	—	—
Other permanent addition	(365)	(345)	(413)

Income and social contribution taxes for the year	(25,919)	(5,949)	(1,451)

Current	(4,875)	(4,135)	(15,998)
Deferred	(21,044)	(1,814)	14,547

	(25,919)	(5,949)	(1,451)
Effective tax rate	-17%	-18%	-15%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

17.	Equity

a)	Capital (number of shares)

Shareholder	2018	2017

Cresud S.A.C.I.F.Y.A. (a)	23,291,500	23,291,500
Board of Directors	8,431,700	161,900
Executive Board	168,267	159
Officers	8,599,967	162,059
Treasury	3,086,748	3,254,556
Other	21,910,701	30,180,801
Total shares of paid-up capital	56,888,916	56,888,916
Total outstanding shares	21,910,701	30,180,801
Outstanding shares as percentage of total shares (%)	39	53

(a)	Of this amount, 140,450 shares are held by Agro Managers S.A. and 1,000 shares are held by Agro Managers, subsidiaries of Cresud S.A.

At June 30, 2018 and 2017, the Company’s subscribed and paid-up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of amendments to the articles of incorporation, up to the limit of R$3,000,000, as decided by the Board of Directors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

According to article 36, item (c), of the Company’s articles of incorporation and article 196 of Law No. 6404/76, the Company may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion, subject to approval on the General Shareholders’ Meeting.

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

	2018	2017
Profit for the year (a)	126,338	27,310
(-) Constitution of legal reserve (5% of net profit)	(6,317)	(1,366)
Adjusted net profit	120,021	25,944

(-) Mandatory minimum dividends - 25% of adjusted net profit	(30,005)	(6,486)
(-) Additional dividends proposed	(10,995)	(6,486)

Proposed dividends	(41,000)	(12,972)

Set-up of reserve for investments and expansion	79,021	12,972

Total paid-in capital (per thousand shares)	56,889	56,889
(-) Treasury shares (per thousand shares)	(3,087)	(3,255)
(=) Free float (per thousand shares)	53,802	53,634

Dividend per share (R$)	0.76	0.24

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

At June 30, 2018, the total of R$30,005 was allocated as mandatory minimum dividends and R$10,995 as additional dividends proposed, to be approved at the Annual Shareholders’ Meeting.

On October 16, 2018, the Company approved the distribution of dividends at the Extraordinary Shareholders’ Meeting, in the amount of R$41,000.

On October 2, 2017, the shareholders of the Company approved at the Annual Shareholders’ Meeting the distribution of dividends in the amount of R$12,972, of which R$6,486 refers to mandatory minimum dividends and R$6,486 to additional dividends proposed.

e)	Other comprehensive income

At June 30, 2018, the effects from foreign exchange rate differences arising from the translation of Cresca, Palmeiras and Moroti financial statements for the year amounted to positive R$27,084 (R$3,410 at June 30, 2017 and R$27,865 at June 30, 2015), and the accumulated effect amounted to R$39,883 (R$43,415 on June 30, 2017), due to the write-off of R$30,616 upon the spin-off of Cresca, as per Note 1.1.

f)	Treasury shares

The Shares were acquired through a common share repurchase plan, as approved at the meeting of Company’s Board of Directors held on June 25, 2015. On the same date, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2016	3,344,211	37,203
Acquisitions	1,345,400	15,551
Cancellations	(1,337,684)	(14,881)
Transfer to Board of Executive Officers – 3rd Grant of Shares*	(97,371)	(1,076)
At June 30, 2017	3,254,556	36,797

Acquisitions	50,300	610
Transfer to Board of Executive Officers – 2nd and 3rd Grant of Shares (Note 21)	(218,108)	(2,199)
At June 30, 2018	3,086,748	35,208

g)	Subscription warrants

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares. The detailed information of the second issue market value of these subscription warrants is shown in the table below:

	Second issue
BrasilAgro	2018	2017

Price of share - R$	13.55	12.20
Maturity (years)	15	15
Maturity (day/month/year)	27/04/2021	4/27/2021
Exercise price at year end - R$/share	19.57	18.75
Number of existing shares	56,888,916	56,888,916
Percentage of capital shares subject to conversion (percentage of new capital) - %	20	20
Number of outstanding shares and stock purchase warrants	256,000	256,000

18.	Segment information

Segment information is presented consistently with the internal report provided by the main operating decision makerthat is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

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

	June 30, 2018
	Total	Real estate	Agricultural activity			Other	Not allocated
			Grains	Sugarcane	Cattle raising
Net revenue	244,278	5,133	97,180	138,143	4,081	(259)	—
Gain on sale of farm	39,817	39,817	—	—	—	—	—
Change in fair value of biological assets and agricultural products (Note 9)	99,083	—	55,584	43,952	239	(692)	—
(Impairment) of net realizable value of agriculturl products after harvest, net	883	—	905	—	—	(22)	—
Cost of sales	(228,319)	—	(89,633)	(134,028)	(4,378)	(280)	—

Gross profit	155,742	44,950	64,036	48,067	(58)	(1,253)	—

Operating profit (expenses)
Selling expenses	(10,087)	—	(9,730)	—	(383)	26	—
General and administrative expenses	(34,945)	—	—	—	—	—	(34,945)
Other operating expenses, net	35,432	—	—	—	—	—	35,432
Share of profit af a joint venture	14,671	—	—	—	—	—	14,671

Operating profit (loss)	160,813	44,950	54,306	48,067	(441)	(1,227)	15,158

Net finance profit
Finance income	129,323	20,843	12,388	18,208	—	18,501	59,383
Finance expenses	(137,879)	(5,158)	(6,606)	(20,597)	—	(18,261)	(87,257)

Profit (loss) before income and social contribution taxes	152,257	60,635	60,088	45,678	(441)	(987)	(12,716)

Income and social contribution taxes	(25,919)	(20,616)	(20,430)	(15,531)	150	335	30,173

Net profit (loss) for the year	126,338	40,019	39,658	30,147	(291)	(652)	17,457

Total assets	1,179,599	624,417	78,070	129,787	35,438	14,073	297,814
Total liabilities	423,735	—	73,610	52,310	—	—	297,815

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

			June 30, 2017
	Total	Real estate	Agricultural activity			Other	Not allocated
			Grains	Sugarcane	Cattle raising
Net revenue	146,911	—	68,971	73,658	369	3,913	—
Gain on sale of farm	26,716	26,716	—	—	—	—	—
Change in fair value of biological assets and agricultural products (Note 9)	12,266	—	4,302	11,532	(3,568)	—	—
(Impairment) of net realizable value of agriculturl products after harvest, net	(1,655)	—	(1,652)	—	—	(3)	—
Cost of sales	(136,362)	—	(59,770)	(74,498)	(156)	(1,938)	—

Gross profit	47,876	26,716	11,851	10,692	(3,355)	1,972	—

Operating profit (expenses)
Selling expenses	(6,676)	(8)	(6,144)	—	(80)	(444)	—
General and administrative expenses	(30,941)	—	—	—	—	—	(30,941)
Other operating expenses, net	(6,019)	—	—	—	—	—	(6,019)
Share of loss af a joint venture	(4,425)	—	—	—	—	—	(4,425)

Operating profit (loss)	(185)	26,708	5,707	10,692	(3,435)	1,528	(41,385)

Net finance profit
Finance income	110,090	8,276	9,901	8,254	—	1,292	82,367
Finance expenses	(76,646)	(8,057)	(8,881)	(921)	—	(9,097)	(49,690)

Profit (loss) before income and social contribution taxes	33,259	26,927	6,727	18,025	(3,435)	(6,277)	(8,708)

Income and social contribution taxes	(5,949)	(9,155)	(2,287)	(6,128)	1,168	2,134	8,319

Net profit (loss) for the year	27,310	17,772	4,440	11,897	(2,267)	(4,143)	(389)

Total assets	883,293	421,769	27,938	112,670	5,952	1,257	313,707
Total liabilities	215,825	41,090	10,703	33,353	—	—	130,679

The balance sheet accounts are mainly represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

a)  Information on concentration of clients

In the year ended June 30, 2018, the Company has five clients representing 10% or more of the revenues from the sugarcane or grains segments, totaling 83.2% of the total sales of the Company. Of these five clients, two account for 58.9% and 41.1% of the revenues from the sugarcane segment and three account for 27.4%, 17.4% and 10.5% of the revenues from the grains segment.

In the year ended June 30, 2017, the Company had five clients representing 10% or more of the sugarcane or grains segments, totaling 78.3% of the total sales of the Company. Of these five clients, two accounted for 86.0% and 14.0% of the revenues from the sugarcane segment and three accounted for 31.0%, 16.0% and 9.9% of the revenues from the grains segment.

b)  Geographic information

Revenues and non-current assets, excluding financial instruments, income tax and social contribution, deferred assets, post-employment benefits and rights arising from insurance contracts are distributed as follows:

	In Brazil		Subsidiaries abroad (a)
	2018	2017	2018	2017
Net income	218,224	137,397	26,054	9,514
Non-current assets	646,528	736,170	182,628	3,749

(a)	The subsidiaries abroad are all located in Paraguay

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

19.	Revenues

a)	Operating sales

	2018	2017	2016

Sales of grains	99,875	71,272	62,878
Sales of sugarcane	142,037	75,986	85,916
Revenue from cattle raising	4,115
Lease	6,592	2,820	2,260
Other revenues	132	2,227	4,347
Gross operating revenue	252,751	152,305	155,401

Sales deductions
Taxes on sales	(8,473)	(5,394)	(8,273)

Net revenue	244,278	146,911	147,128

b)	Sale of farms

	Araucária V	At June 30, 2018	Jatobá I	Cremaq	Araucária III	Araucária IV	At June 30, 2017
Gross revenue from sale of farm (a)	52,406	52,406	8,419	4	9,866	13,731	36,016
Sales taxes	(1,913)	(1,913)	(307)	(146)	(360)	(501)	(1,314)
Cost of sale of farm	(10,676)	(10,676)	(1,102)	—	(3)	(3,884)	(7,986)
Gain from sale of farm	39,817	39,817	7,010	3,854	6,506	9,346	26,716

20.	Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	22,406	—	816	23,222
Personnel expenses	4,265	2,223	24,133	30,621
Expenses with service provider	53,014	—	4,279	57,293
Leasing	7,799	—	689	8,488
Cost of agricultural products	130,188	—	—	130,188
Freight and storage	—	7,731	—	7,731
Allowance for doubtful accounts	—	133	—	133
Maintenance, travel expenses and others	10,647	—	5,028	15,675
At June 30, 2018	228,319	10,087	34,945	273,351

Depreciation and amortization	14,326	—	701	15,027
Personnel expenses	4,579	1,058	21,199	26,836
Expenses with service provider	52,706	—	3,772	56,478
Leasing	11,089	—	728	11,817
Cost of agricultural products	50,024	—	—	50,024
Freight and storage	—	5,025	—	5,025
Allowance for doubtful accounts	—	516	—	516
Sale of farm	—	8	—	8
Maintenance, travel expenses and others	3,638	69	4,541	8,248
At June 30, 2017	136,362	6,676	30,941	173,979
Depreciation and amortization	21,211	—	746	21,957
Personnel expenses	7,320	—	19,135	26,455
Expenses with service providers	53,562	—	2,975	56,537
Leasing	7,385	—	788	8,173
Cost of agricultural products	41,924	—	—	41,924
Freight and storage	—	2,418	—	2,418
Allowance for doubtful accounts	—	(2,686)	—	(2,686)
Losses on receivables	—	3,000	—	3,000
Maintenance, travel expenses and other	3,312	—	5,300	8,612
At June 30, 2016	134,714	2,732	28,944	166,390

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

21.	Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2018	2017	2016
Board of directors and executive board compensation	2,491	3,528	2,756
Bonuses	6,856	5,957	4,483
Total compensation	9,347	9,485	7,239

The total compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2018 in the amount of R$11,000, was approved at the Annual General Meeting held on October 2, 2017.

a)	Stock option plan

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

The stock options to be granted according to the Plan may grant rights on the number of shares no greater, at any time, than the maximum and cumulative amount of 2% of Company shares, respecting the minimum price of the average quote of Company shares on the São Paulo Stock Exchange (B3), weighted by the volume of trading on the last thirty floors prior to the option grant.

The table below presents the changes in the stock option plan per grant:

	Second grant	Third grant	Total
Outstanding on July 1, 2017	109,054	109,054	218,108
Exercised	(109,054)	(109,054)	(218,108)
Exercisable on June 30, 2018	—	—	—

On September 27, 2017, the Company received notice of the exercise of all the stock options granted under the Second and Third Programs, totaling 109,054 stock options at the strike price of R$8.25 per share and 109,054 stock options at the strike price of R$8.52 per share, respectively, corresponding to the total of R$1,827.

Consequent to the notice of exercise of stock options by the beneficiary, the Company transferred to the beneficiary the number of shares equivalent to the number of options informed, as applicable, and the shares to be transferred by the Company are currently held in treasury. The beneficiary, in turn, paid the exercise price in cash after the transfer of shares.

b)	Long-term Share-based Incentive Plan

On October 2, 2017, the Shareholders Meeting approved the creation of the Long-term Share-based Incentive Plan (“ILPA Plan”). Under the terms of the ILPA Plan, participants will be entitled to receive a certain number of shares if they remain in the Company for a vesting period and achieve certain key performance indicators (“KPIs”). The ILPA Plan establishes that the Board of Directors will have broad powers to implement the ILPA Plan and take all measures necessary for it. The shares to be granted under the ILPA Plan may not exceed, at any time, the maximum and cumulative limit of 2% of the shares issued by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

The first grant of incentives was approved by the Board of Directors on June 18, 2018, when the 1st ILPA Program was approved and the beneficiaries, number of shares to be granted, vesting period and KPIs to be achieved were defined.

The vesting period for the 1st ILPA Program is the period between October 2, 2017 and October 2, 2019, and participants were selected from among those who were Company employees at the start of the vesting period, considering their category and compensation on that date.

Shares will be granted to participants only if they remain employed by the Company until the end of the vesting period and achieve certain KPIs. One of the KPIs is a certain percentage of appreciation of the price of the AGRO3 stock in the vesting period; if such percentage is not reached, participants will not have the right to receive any shares. If the KPI of stock appreciation is achieved, the number of shares to be granted will vary in three ranges, depending on the level of achievement of three other KPIs, and will be adjusted by the dividends per share distributed in the vesting period, and will increase by an amount established in case the share appreciation exceeds the floor price.

The fair value of the benefit was estimated at R$8.61.To measure the fair value of the benefit, the Company considered the price of the AGRO3 stock on the date of the grant and projected the probable range of stock price at the end of the vesting period based on the past performance of the stock price in a period of 1 year and 4 months (compatible with the period between the grant in June 2018 and the end of the vesting period in October 2018).Considering the volatility of the AGRO3 stock, the Company determined the probability of the stock price at the end of the vesting period reaching the value necessary to achieve the appreciation KPI.

The maximum number of shares to be issued is 447,127 (granted on June 18, 2018 and outstanding on June 30, 2018). As of June 30, 2018, no shares were cancelled or issued to the beneficiaries, and the number of shares will be adjusted by the dividends per share distributed during the vesting period.

To determine the number of shares and the compensation expense, in each fiscal year Management determines the estimated number of shares to be granted based on its best judgment of the portion of each of the three KPIs that does not depend on the stock price and the dividends to be paid in the vesting period. The expense amount is adjusted on account of such revision and the effects are recognized prospectively. The estimated expense is recognized upon the grant, in June 2018 being appropriated linearly during the vesting period, between October 2, 2017 and October 2, 2019, and an expense of R$844 was registered in the fiscal year ended June 30, 2018.

22.	Other operating income (expenses) , net

	2018	2017	2016
Gain/loss on sale of PPE	(380)	(479)	33
Reversal of management fee – Cresca (a)	—	(3,318)	—
Provision for legal claims (b)	387	(139)	2,213
Alto Taquari Farm (c)	—	34	2,277
Surplus gain from spin-off (Note 1.1)	5,098	—	(500)
Write-off of effect of conversion of joint venture due to spin-off (Note 1.1)	30,616	—	—
Other (d)	(289)	(2,117)	(1,211)
	35,432	(6,019)	2,812

(a)	On October 5, 2016, the Company entered into an agreement with the shareholder Carlos Casado S.A., which provides for the termination of the land development consultancy agreement. The termination of this agreement resulted in a reversal of revenue amounting to R$1,050. At December 31, 2016, the advisory agreement recorded under Intangible Assets,” in the amount of R$1,440, was derecognized. At June 30, 2017, the Company recognized that it should have received amounts net of taxes and recorded a loss of R$828 related to taxes levied on settlement of the agreement.

(b)	The amount recognized in June 2016 refers to the reversal of provision for INSS of foreign members of the Board of Directors.

(c)	In June 2016, the Company obtained a discount on the payment of acquisition of Alto Taquari Farm.

(d)	The amount in 2017 basically refers to the termination of the Chief Executive Officer’ employment contract, as per his resignation tendered at the Board of Directors’ Meeting held on August 18, 2016, in the amount of R$1,394, and to the payment of ICMS fine on undue credit in use and consumption operations, property, plant and equipment, diesel oil and agricultural inputs, in the amount of R$630.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

23.	Financial income and expenses

	Notes	2018	2017	2016
Financial income
Interest on marketable securities		4,341	15,383	39,509
Interest on receivable (a)		10,462	4,878	5,506
Monetary variations (i)		160	619	—
Foreign exchange variation (ii)		12,058	11,166	8,933
Gain on remeasurement of receivables from sale of farms (iii)		39,337	15,818	22,499
Realized profit from derivative transactions (iv)	6	16,861	19,576	77,448
Unrealized profit from derivative transactions (v)	6	46,104	42,650	38,749
		129,323	110,090	192,644
Financial expenses
Marketable securities charges		(1,372)	(2,565)	(9,884)
Bank charges		(685)	(1,080)	(1,405)
Interest accrued (b)		(28,768)	(8,963)	(8,202)
Monetary variation (i)		(346)	(541)	(3,164)
Foreign exchange variation (ii)		(11,792)	(10,917)	(8,738)
Loss on remeasurement of receivables from sale of farms (iii)		(26,616)	(7,789)	(12,649)
Realized loss from derivative financial transactions (iv)	6	(23,968)	(3,654)	(72,675)
Unrealized loss from derivative financial transactions (v)	6	(44,332)	(41,137)	(37,553)
		(137,879)	(76,646)	(154,270)
Financial income (expense), net		(8,556)	33,444	38,374

a)	Mainly represented by financial income obtained from renegotiation of the Nova Buriti farm, in the amount of R$9,273, according to Note 13.

b)	The amount of R$16,563 refers to the waiver of 100% of the interest on agreements entered into with Cresca, see Note 1.1.

Net balances are as follows:

	2018	2017	2016

Monetary variations (i)	(186)	78	(3,164)
Foreign exchange difference (ii)	266	249	195
Realization of present value on balance of accounts receivable (iii)	12,721	8,029	9,850
Realized (loss) profit derivative financial instruments (iv)	(7,107)	15,922	4,773
Unrealized profit from Derivative financial instruments (v)	1,772	1,513	1,196

24.	Earnings per share

	2018	2017	2016
Profit attributed to controlling shareholders	126,338	27,310	7,989
Weighted average number of common shares issued (thousands)	53,750	57,241	58,227
Effect from dilution – shares (a)	64	352	357
Weighted average number of common shares issued adjusted by the dilution effect	53,813	57,593	58,584
Basic earnings per share	2.3505	0.4771	0.1372
Diluted earnings per share	2.3477	0.4742	0.1364

(a)	Refers to potencial ordinary shares from the long term incentive and stock option plans (Note 21).

25.	Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits is estimated and updated by management, supported by the opinion of the Company’s external legal advisors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

Probable likelihood of loss

	Labor	Administrative	Tax	Civil	Total
At June 30, 2016	1,143	—	312	—	1,455
Additions	431	—	—	619	1,050
Monetary restatement	138	—	—	79	217
Reversal/payments	(313)	—	(117)	(698)	(1,128)
At June 30, 2017	1,399	—	195	—	1,594
Additions	131	300	—	22	453
Monetary restatement	173	—	—	—	173
Reversal/payments	(713)	(300)	—	—	(1,013)
At June 30, 2018	990	—	195	22	1,207

Possible likelihood of loss

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2018	2017
Civil	11,232	10,719
Tax	4,858	4,315
Labor	964	1,514
Environmental	279	—
	17,333	16,548

Judicial deposits

	2018	2017
Labor	277	611
Tax	1,099	1,051
Civil	129	127
(Note 7)	1,505	1,789

26.	Commitments

a)	Contracts of sugarcane supply between BrasilAgro and ETH Bioenergia

For the year ended June 30, 2018, gross sugarcane sales of BrasilAgro to ETH Bioenergia reached R$81,375, representing 33.3% of the Company’s total gross revenue.

	2018		2017		2016
	Number		Number		Number
	(tons)	Amount	(tons)	Amount	(tons)	Amount
Gross revenue from sugarcane – ETH	842,960	81,375	720,548	59,811	1,075,183	85,916

The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

b)	Lease agreement – Partnership (II)

	2018	2017	2016
Lease agreement	1,877	2,081	2,150

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

	2018	2017	2016
Operating lease	3,407	1,017	127

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by ETH Bioenergia in the properties addressed by the subpartnership agreement described above. Such agreement contract meets the definition of financeal lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by ETH Bioenergia during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 53,845 tons, of which 18,604 tons in up to one year and 35,241 tons from one to five years.

	2018	2017	2016
Finance lease (sugarcane crop)	1,676	3,284	5,773

d)	Sugarcane agricultural partnership agreement (IV)

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

(In thousands of reais, except as stated otherwise)

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

	2018	2017
Finance lease Partnership IV (a) / (b)	18,539	20,795

(a)	Finance lease as per Note 15.

(b)	Amounts adjusted at the price determined by Sugarcane Producers Council (Consecana) at June 30, 2018.

The third agreement deals with sugarcane supply, in which the parties aim to regulate the price and conditions of supply, as well as the obligations of each party in a cyclical system, which involves the need to supply sugarcane, in a certain delivery frequency and schedule that is consistent with buyer’s receipt and production capacity.

For the year ended June 30, 2018, gross sugarcane sales to Partnership IV totaled R$56,848 million, representing 23,3% of the Company’s total net revenue.

	2018		2017
	Quantity (Tons)	Amount	Quantity (Tons)	Amount
Gross sugarcane sales Partnership IV	838,501	56,848	217,797	16,175

27.	Transactions with related parties

	2018	2017
Current assets
Cresud (a)	303	1,298
Other (b)	1,357	—
	1,660	1,298

Noncurrent assets
Cresca (c)	—	35,640

Current liabilities – trade accounts payable
Trade accounts payable (d)	1,450	3,451
Cresud (a)	36	936
Cresca	—	397
Ombu	332	—
Other	13	—
	1,831	4,784

(a)	Expenses and revenue related to implementation of the budget and controls system and reimbursement of general expenses;

(b)	The amounts substantially refer to the total shares exercised under the Second and Third Programs, as detailed in Note 21.

(c)	On February 1, 2018, the Company resolved, at a Meeting of the Board of Executive Officers, to waive 100% of the interest earned on loan agreements and receivables pertaining to Cresca. On February 9, 2018, date of spin-off of the joint venture Cresca, the debt of US$5,727 (R$18,796) was transferred to Moroti (Note 1.1).

(d)	Acquisition of biological assets and other items related to the Palmeiras operation;

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2018

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2018:

Insurance type	Coverage - R$

Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	8,432
Fire/lightning/explosion/electrical damage (office)	775
Storage silo (Chaparral Farm)	13,900
58,107

29.	Subsequent events

Sale of farm

On June 13, 2018, the Company entered into an agreement for the sale of a total area of 9,784 hectares (7,485 harable hectares) of Jatobá Farm, a rural property located in the city of Jaborandi in Bahia, for 285 soybean bags per hectare or R$177,862.

On July 31, 2018, the buyer made a down payment of 300,000 soybean bags, in the amount of R$21,000, and the Company transfered of ownership of the land, which resulted in the recognition of the revenue from the sale of land in the amount of R$156,810. The remaining balance will be paid in seven annual installments.

Lease agreement

On August 28, 2018, the Company entered into a leasing agreement to use an area of 23,500 hectares, which have a compromise of payment a minimum of 9.39 soybean bags per hectare or 17% of total production, whichever the greater. The area is in the municipality of São Félix do Araguaia, in the state of Mato Grosso – Brazil. The new farm will be named Partnership V.

The lease agreement has a term up to 10 years and was set with market prices practiced in the region. The area will be cultivated with grains on the upcoming 2018/2019 harvest year. These areas are mature, with more than 5 years under production and are suitable for a second crop.