Form 20-F/A
period 2018-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2018-11-29
CIK 1499849

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

This Amendment No. 1 to the Annual Report on Form 20-F of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the “Company”) amends the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018 (the “Original 2018 20-F”), which was filed with the Securities and Exchange Commission on October 30, 2018. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 2018 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 2018 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to October 30, 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Date: November 29, 2018

/s/ Andre Guillaumon
Name: Andre Guillaumon
Title: Chief Executive Officer and Chief Operating Officer

/s/ Gustavo Javier Lopez
Name: Gustavo Javier Lopez
Title: Chief Administrative Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit Number	Description

101. INS	XBRL Instance Document
101. SCH	Taxonomy Extension Schema Document
101. CAL	Taxonomy Extension Calculation Linkbase Document
101. DEF	Taxonomy Extension Definition Linkbase Document
101. LAB	Taxonomy Extension Label Linkbase Document
101. PRE	Taxonomy Extension Presentation Linkbase Document