Form 20-F
period 2019-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2019-10-30
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐  No ☐ (Note: None required for registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

On June 30, 2019, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$3.8322 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2018, the selling rate was R$3.8552 to US$1.00. The selling rate was R$3.3082 to US$1.00 on June 30, 2017, R$3.2098 to US$1.00 on June 30, 2016 and R$3.1026 to US$1.00 on June 30, 2015, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2019 may not be indicative of future exchange rates. On September 30, 2019, the selling rate was R$4.1644 to US$1.00 and, on October 25, 2019, the selling rate was R$4.0133 to US$1.00, as reported by the Central Bank.

Financial Statements

The Brazilian Real is our functional currency, including our subsidiaries located in Brazil, and is also the currency used for the preparation and presentation of the consolidated financial statements. Our fiscal year is from July 1 of each year to June 30 of the following year.

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

The selected financial information should be read together with our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Therefore, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or any Public Company Accounting Oversight Board, or “PCAOB,” rules, which, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis pursuant to any future audit rule promulgated by the PCAOB (unless the U.S. Securities and Exchange Commission, or the SEC, determines otherwise). We take advantage of the exemption from providing an auditor’s attestation report and may decide to rely on other exemptions in the future, such as compliance with certain PCAOB rules. We do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may become more volatile.

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

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2019, 2018, 2017, 2016 and 2015, and for each of the years ended June 30, 2019, 2018, 2017, 2016 and 2015. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this annual report.

Effects of the adoption of the amendments to IAS 41 and IAS 16

In 2014, the IASB amended IAS 16 and IAS 41, which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow products over their productive lives and are seen to be similar to an item of property, plant and equipment under the scope of IAS 16, rather than other biological assets that falls under the scope of IAS 41. However, the agricultural products growing on bearer plants remains within the scope of IAS 41 and is measured at fair value less cost to sell. The amendments were applicable for our fiscal year ended June 30, 2017.

Our sugarcane plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” we effected the change in accounting policy retrospectively as of July 1, 2014. The standard became effective as from our fiscal year commencing on July 1, 2016 and, consequently, our sugarcane was reclassified to property, plant and equipment, measured at cost and depreciated over its useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of July 1, 2014. Accordingly, we revised the comparative financial data amounts for the years ended June 30, 2016 and 2015.

	Year ended June 30,
	2019	2018	2017	2016	2015
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	357,910	244,278	146,911	147,128	174,351
Gain on sale of farms	142,812	39,817	26,716	—	193,464
Changes in fair value of biological assets and agricultural products	56,718	99,083	12,266	(12,632)	18,194
Adjustments to impairment of net realizable value of agricultural products after harvest, net	(2,040)	883	(1,655)	659	(3,038)
Cost of sales	(319,214)	(228,319)	(136,362)	(134,714)	(170,489)
Gross profit	236,186	155,742	47,876	441	212,482
Selling expenses	(10,536)	(10,087)	(6,676)	(2,732)	(9,006)
General and administrative expenses	(38,812)	(34,945)	(30,941)	(28,944)	(29,360)
Other operating income (expenses) net	(1,064)	35,432	(6,019)	2,812	(3,422)
Share of profit (loss) of a joint venture	1,102	14,671	(4,425)	(511)	(4,355)
Operating income (loss)	186,876	160,813	(185)	(28,934)	166,339
Financial income	310,538	129,323	110,090	192,644	122,552
Financial expenses	(297,616)	(137,879)	(76,646)	(154,270)	(89,914)
Financial (expense) income, net	12,922	(8,566)	33,444	38,374	32,638
Profit before income and social contribution taxes	199,798	152,257	33,259	9,440	198,977
Income and social contribution taxes	(22,719)	(25,919)	(5,949)	(1,451)	(12,619)
Profit for the year	177,079	126,338	27,310	7,989	186,358
Profit attributable to equity holders of the parent	177,079	126,338	27,310	7,989	186,358
Issued shares at the fiscal year end	56,888,916	56,888,916	56,888,916	58,226,600	58,226,600
Basic earnings per share	3.29	2.35	0.48	0.14	3.20
Diluted earnings per share	3.27	2.35	0.48	0.14	3.20
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	51,338	(2,264)	65,051	(6,440)	(8,491)
Net cash flows (used in) from investing activities	(21,266)	(65,700)	(13,527)	149,773	286
Net cash flows (used in) from financing activities	(27,621)	125,414	(61,930)	(164,749)	(19,902)
Increase (decrease) in cash and cash equivalents	2,451	57,450	(10,406)	(21,416)	(11,125)

	Year ended June 30,
	2019	2018	2017	2016	2015
	(in R$ thousands)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Assets
Current assets
Cash and cash equivalents	106,627	104,314	43,798	54,204	75,620
Marketable securities	4,038	11,215	6,972	113,559	273,258
Accounts receivable and others	125,320	95,176	54,026	31,072	56,575
Inventories	97,068	69,622	22,658	18,197	27,406
Biological assets	99,881	61,993	38,260	22,285	17,348
Derivative financial instruments	5,906	28,299	4,090	24,497	13,498
Transactions with related parties	1,987	1,660	1,298	1,065	856
Total current assets	440,827	372,279	171,102	264,879	464,561

Non-current assets
Biological assets	23,235	34,053	13,435	5,241	—
Restricted marketable securities	9,114	18,226	17,088	20,353	1,468
Transactions with related parties	—	—	35,640	44,363	39,060

Deferred taxes	20,510	32,742	53,780	55,594	41,048
Derivative financial instruments	1,013	4,053	1	—	408
Accounts receivable and others	203,533	74,775	44,605	42,497	53,215
Investment properties	548,717	557,152	389,799	287,867	288,347

Investments in unquoted equity instruments	1,256	86	101,426	102,955	99,729
Property, plant and equipment	107,852	84,830	54,745	27,803	30,268
Intangible assets	1,557	1,403	1,672	3,450	3,792
Total non-current assets	916,787	807,320	712,191	590,123	557,335
Total assets	1,357,614	1,179,599	883,293	855,002	1,021,896
Liabilities and equity
Current liabilities
Trade accounts payable and others	119,203	106,445	55,615	26,602	81,931
Loans, financing and debentures	76,608	68,412	56,620	51,615	50,900
Labor obligations	17,093	14,300	11,513	8,856	11,215
Derivative financial instruments	11,055	10,489	3,978	2,165	5,655
Payables for purchase of farms	—	—	24,646	22,261	48,840
Transactions with related parties	2,405	1,831	4,784	536	480
Financial leases	254	1,676	—	—	—
Total current liabilities	226,618	203,153	157,156	112,035	199,021

Non-current liabilities
Trade accounts payable and others	19,451	11,298	1,520	1,402	2,180
Loans, financing and debentures	209,245	187,393	55,555	48,230	59,179
Financial leases	20,943	18,539	—	—	—
Derivative financial instruments	—	2,145	—	4,392	1,670
Provision for legal claims	824	1,207	1,594	1,455	3,684

Total non-current liabilities	250,463	220,582	58,669	55,479	66,713
Equity

Capital	584,224	584,224	584,224	584,224	584,224
Capital reserve	3,645	1,997	1,525	1,771	2,349
Treasury shares	(35,208)	(35,208)	(36,797)	(37,203)	(224)
Income reserves	288,996	164,968	75,101	98,691	133,545
Other comprehensive income	38,876	39,883	43,415	40,005	36,268

	880,533	755,864	667,468	687,488	756,162
Non-controlling interests			—	—	—
	880,533	755,864	667,468	687,488	756,162
Total liabilities and equity	1,357,614	1,179,599	883,293	855,002	1,021,896

We have included information with respect to dividends and/or interest on shareholders’ equity paid to holders of our common shares since the fiscal year ended June 30, 2015 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

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

On June 30, 2019, the real/U.S. dollar exchange rate was R$3.8322 per US$1.00. On September 30, 2019, the real/U.S. dollar exchange rate was R$4.1644 per US$1.00 and, on October 25, 2019, the selling rate was R$4.0133 to US$1.00.

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

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is based on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any of the following factors, among others:

●	failure to pursue our business strategy;

●	failure or difficulty to acquire and sell agricultural properties at attractive prices;

●	changes in market conditions or failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural sector;

●	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in the opinion of the Federal Attorney General, as further detailed in this annual report;

●	failure to maintain the fiscal structure of our subsidiaries;

●	inability to develop infrastructure and attract or retain personnel in a timely and effective manner;

●	inability to identify service providers for our agricultural properties and projects;

●	increased competition for suitable land from other agricultural real estate owners or developers, which increases our costs and adversely affects our profit margins;

●	inability to develop and operate our agricultural properties profitably, which may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

●	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

●	failure by purchasers of our properties to meet their payment obligations to us;

●	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

●	adverse climate conditions, such as global warming, which may contribute to the change of frequency of unpredictable or uncommon meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

●	unfavorable climate conditions in Brazil or Paraguay, particularly in the regions where we carry out our activities;

●	the economic, political and business environment in Brazil or Paraguay, and specifically in the geographic regions where we invest and operate;

●	inflation, fluctuating interest rates and exchange rates;

●	disputes and litigation relating to our agricultural properties; and

●	labor, environmental, civil and pension liabilities.

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

On September 30, 2019, approximately 67.6% of our common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and/or our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

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

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide food supply and demand as well as speculation;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

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

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For instance, during the year ended June 30, 2019, four of our customers were responsible for 85% of our revenue, and each of these four customers was responsible for at least 10% of our revenue. Of these four customers, two were responsible for 100% of our revenue in the sugarcane segment, and two were responsible for 71% of our revenue in the grains segment. In the year ended June 30, 2018, five of our customers were responsible for 83% of our revenue, and each of these five customers was responsible for at least 10% of our revenue. Of these five customers, two were responsible for 100% of our revenue in the sugarcane segment, and three were responsible for 55.3% of our revenue in the grains segment. See Note 18 to our financial statements included elsewhere in this annual report.

Furthermore, we entered into a supply contract and a leasing contract with Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), which is controlled by Odebrecht S.A., pursuant to which we currently supply them with 100% of our sugarcane production from Alto Taquari, Araucaria and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. The term of this leasing contract covers a total area of 5,782 hectares, which we will explore and operate until March 31, 2026.

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

In the year ended June 30, 2019 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, due to the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash). Odebrecht’s CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, acceleration of debts, among others. Please see “Item 4—Information on the Company—Business Overview—Agricultural Activities and Products—Sugarcane” for a table presenting the aging of receivables from Brenco. Brenco’s controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us. In addition, in May 2019, Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial). As of the date hereof, we are unable to determine the impact, if any, that the reorganization bankruptcy of Brenco in Brazil may have on the payment of receivables due to us or on the general risk of default by Brenco on its obligations.

We are dependent on third-party service providers and subject to recent changes in the Brazilian labor legal framework.

In addition to our own personnel, we are highly dependent on third-party contractors to develop and cultivate our agricultural properties, and to provide the machinery and equipment needed for such purposes. As a result, our future success depends on the skill, experience, knowledge and efforts of our third-party service providers. We cannot assure you that we will be able to continue to hire the desired third-party service providers for our agricultural properties or that such providers will have the ability to ensure quality agricultural production in an efficient manner, and at competitive prices. Our failure to hire the desired service providers for our agricultural properties, or their failure to provide quality services, or the revocation or termination or our failure to renew our service contracts or negotiate new contracts with other service providers at comparable prices and terms would adversely affect us.

Our dependence on third-party contractors also subjects us to the risk of labor claims alleging that an employment relationship exists between us and our contractors’ personnel, and that, as a result, we are secondarily liable for our contractors’ labor and social security payment obligations, lease payments or other obligations.

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

Government policies for encouraging biofuels as a response to environmental concerns have had, and are likely to continue to have, an impact on commodities prices. The nature and scope of future legislation and regulations affecting our markets are unpredictable, and we cannot assure you that current concessions, prices or market protections involving biofuels will be maintained in their current form for any period of time. Any change in the support afforded to biofuels by the United States government or any other government may result in stagnation or decline in the market prices of certain agricultural commodities and consequently the price of our agricultural properties, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. The failure to comply with such laws and regulations may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to rectify damages and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable even in cases where it is not negligent and would render us jointly and severally liable for the obligations of our contractors or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in our financial resources, which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on our business, financial condition and results of operations.

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

Real estate property values in Brazil are influenced by a wide variety of factors beyond our control, and therefore we cannot assure you that property values will continue to increase or that property values will not decline. A significant decline in property values in Brazil could adversely affect the value of our property holdings.

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

Due to the growing market share of Brazilian agricultural and beef products in the international markets, Brazilian exporters are increasingly being affected by tariffs and other barriers imposed by importing countries, in order to, among other things, protect local producers by limiting access of Brazilian companies to their markets. For example, the European Union imposes protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also use direct and indirect subsidies to enhance the competitiveness of their producers in other markets.

The adoption of measures by a given country or region, such as restrictions, import quotas or suspension of imports could substantially affect the export volume of agricultural products and, consequently, our results of operations.

In July 2018, the U.S. and China began imposing tariffs on approximately $34 billion of each other’s exports. Subsequently, the U.S. imposed tariffs on an additional $216 billion in Chinese goods, and China imposed tariffs on an additional $76 billion worth of U.S goods. Negotiations to resolve the trade dispute are currently ongoing. Continued global trade tensions may lead to the imposition of further tariffs or other future geopolitical economic developments. Future actions of the U.S. administration or other countries, including China, with respect to tariffs or international trade agreements and policies remain currently unclear. We are unable at this time to predict the outcome of the trade tensions between the United States and China. The escalation of such trade tensions between the United States and China, and the imposition of tariffs, retaliatory tariffs or other trade restrictions may result in a rebalancing of global export flows in our key export markets and an increase in global competition, which in turn could adversely affect our business, financial condition and results of operations.

If the competitiveness of our products in one or more of our significant markets were to be affected by any one of these events, we may not be able to reallocate our products to other markets on comparable terms, which could therefore adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Brazilian real in relation to the U.S. dollar could adversely affect us.

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

The real has suffered frequent depreciations and appreciations in relation to the U.S. dollar and other foreign currencies during the past decade. The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies. The devaluations in more recent periods resulted in significant fluctuations in the exchange rates of the real against the U.S. dollar and other currencies.

In 2016, the real appreciated by 16.3% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$3.2591 on December 31, 2016. In 2017, the real depreciated by 1.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$ 3.3080 on December 31, 2017. In 2018, the real depreciated by 17.1% against the U.S. dollar, and on December 31, 2018, the real/U.S. dollar exchange rate was R$3.8748. On September 30, 2019, the real/U.S. dollar exchange rate was R$4.1644 per US$1.00. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

Our operations require a significant amount of capital. We may need to seek additional capital by issuing shares or debt instruments, or by incurring indebtedness. Our ability to raise capital will depend on our future profitability, which is currently uncertain, and on political and economic conditions in Brazil and the international agricultural and real estate markets. Depending on these and other factors, many of which are beyond our control, additional capital may not be available at all or on conditions that are favorable or acceptable to us. If we are required to finance our activities through indebtedness, it is likely that the terms of that debt will impose upon us obligations or covenants, financial or otherwise, that could restrict our operational flexibility. Should we fail to raise additional capital under conditions that are acceptable to us, our business, financial condition and results of operations could be adversely affected.

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

As of September 30, 2019, Cresud held 40.98% of our common shares. Cresud has other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Administrative Officer and Investor Relation Officer, were previously employed by Cresud. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

Unauthorized disclosure, or loss of intellectual property or other sensitive business or personal information, or disruption in information technology by cyber-attacks, as well as our failure to comply with existing and future laws and regulations relating to data privacy and data security can subject us to penalties or liability and can adversely impact our operations, reputation and financial results.

We collect, store, process and use certain confidential information and other user data in connection with our business operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential information, such as customer, employee, company and other personal information.

Data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. For example, on August 14, 2018, Brazil enacted Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employers and employees, and other relationships in which personal data is collected, whether in a digital or physical manner. The LGPD is expected to come into effect in August 2020. By then, all entities subject to it, including us, will be required to adapt their data processing activities to the new rules.

As we seek to expand our business and operations, we expect that we will be increasingly subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and customers. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that will materially and adversely affect our business. If there are breaches of the LGPD obligations, or of other data privacy laws and regulations, as the case may be, we could face significant administrative and monetary sanctions as well as reputational damage, which could have a material adverse effect on our operations, financial condition and prospects.

In addition, despite the security measures that we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. For instance, in October 2019, we experienced a cybersecurity incident, in which certain of our network and computer systems and data became temporarily unavailable. While we currently have no reason to believe that such incident resulted in the unauthorized disclosure of confidential information, we are currently assessing the causes and impact of such incident. Any security incident, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our service providers, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. We cannot assure you that our security measures, or those put in place by our service providers, will be sufficient to prevent future security breaches or incidents, which may directly or indirectly affect us, or that our failure to prevent them will not have a material adverse effect on our business, results of operations or financial condition.

Cyber-attacks or security breaches could compromise confidential, business and other critical information, cause a disruption in our operations or harm our reputation, as certain of our operations are dependent on information technology and telecommunication systems and services. Information assets, including intellectual property, personal data and other business-sensitive critical information are an attractive asset to cyber criminals, cyberterrorism or other external agents. A significant cyber-attack, a human error, including from our employees and partners, or obsolescence of technology could result in the loss of critical business information and adversely affect our operations and results of operations.

Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities that are discovered in the future. In addition, cyber-attacks could result in important remediation costs, increased cyber security costs, lost revenues due to disruption of activities, litigation and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and results of operations.

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

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of new, changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015, 3.6% in 2016, increased 1.0% in 2017, 1.1% in 2018 and 0.7% in the first six months of 2019.

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

The ongoing economic uncertainty and political instability in Brazil may adversely affect the Brazilian economy, our business, and the market price of our shares and ADSs.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our shares and ADSs.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to such reforms remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities. Any of the above factors may create additional political uncertainty, adversely affect the Brazilian economy, our business, financial condition, results of operations and the market price of our shares and ADSs.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year as or December 31, 2010. The SELIC rate has increased and decreased since then and, as of June 30, 2019, it was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 10.54% in 2015, 7.18% in 2016, (0.52)% in 2017 and 7.54% in 2018. Cumulative inflation in the first six months of 2019, calculated by the same index, was 4.38%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2019, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

We are organized under the laws of Brazil, and all of our executive officers and our independent registered public accountants reside or are based in Brazil. Most of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

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

The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council. In addition, we are not required to, among other things:

●	have a majority of independent members on our board of directors;

●	have a compensation committee or a nominating/corporate governance committee of our board of directors; and

●	have regularly scheduled executive sessions with only non-management directors; or have at least one executive session of solely independent directors each year.

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

We may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. Holder (as defined in “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations”) of our common shares or ADSs. For example, if we are a PFIC, U.S. Holders of our common shares or ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year that produce or are held for the production of passive income is at least 50%. For this purpose, income from commodities transactions is generally considered passive unless such income is derived in the active conduct of a commodities business.

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 12 agricultural properties in seven Brazilian states, aggregating 266,772 hectares, of which 172,032 hectares were arable but less than 10% of which were cultivated when acquired and 94,740 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and four of our agricultural properties were partly sold, representing in the aggregate a total area of 82,759 hectares. As of the date hereof, we hold 235,919 hectares, including 51,811 hectares leased.

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the redistribution of assets and liabilities of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would re-distribute them to us and to Carlos Casado. As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras S.A. (“Palmeiras”), which was incorporated on December 16, 2016 to operate the activities of our investment in Cresca S.A. and (ii) Agropecuária Moroti S.A. (“Moroti”), a subsidiary that received, on February 9, 2018, upon the conclusion of the re-distribution of assets and liabilities process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to us was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2019, Moroti owned 59,585 hectares, of which 34,673 were arable.

We invested more than R$766.2 million since our IPO to acquire, develop and transform agricultural properties.

We will continue the investments to develop and transform our agricultural properties in Brazil and Paraguay. In this regard, we will continue to apply for financing with government development banks.

From July 1, 2016 until the date hereof:

●	in August 2019, we sold an area of 1,134 hectares (893 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 302 soybean bags per arable hectare, or R$23.2 million (approximately R$25,961 per arable hectare);

●	in June 2019, we sold an area of 3,124 hectares (2,473 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 285 soybean bags per arable hectare, or R$58.1 million (approximately R$23,500 per arable hectare);

●	in November 2018, we sold an area of 103 hectares (103 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$8.0 million (approximately R$77,690 per arable hectare);

●	during the 2018/2019 crop year, we developed 2,000 hectares of our 169,270 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	on August 28, 2018, we leased an area of 23,568 hectares, located in the municipality of São Félix do Araguaia, in the State of Mato Grosso. The new farm was named Partnership V. The lease agreement has a term of up to 10 years and was followed market prices practiced in the region;

●	in July 2018, we sold an area of 9,784 hectares (7,485 arable hectares) in the Jatobá farm, located in Jaborandi, State of Bahia. The total amount of the sale was 285 soybean bags per arable hectare, or R$164.8 million (approximately R$22,018 per arable hectare);

●	during the 2017/2018 crop year, we developed 2,000 hectares of our 172,032 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in May 2018, we sold an area of 956 hectares (660 arable hectares) in the Araucária farm, located in Mineiros, State of Goiás. The total amount of the sale was 1,208 soybean bags per arable hectare, or R$52.4 million (approximately R$79,393 per arable hectare);

●	in May 2018, we issued Agribusiness Receivables Certificates (ARC) in the aggregate amount of R$142.2 million. The ARCs are secured by debentures that were issued in two series, the first in the amount of R$85.2 million, and the second in the amount of R$57 million. The first series of debentures will mature on August 1, 2022 and be repaid in three annual installments starting on July 30, 2020, and accrue interest at 106.5% of the DI rate, payable on July 30 of each year. The second series of debentures will mature on July 31, 2023 and be repaid in four annual installments starting on July 30, 2020, and accrue interest at 110.0% of the DI rate, payable on July 30 of each year;

●	on February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to us was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2019, Moroti owned 59,490 hectares of which 29,745 were arable;

●	in June 2017, we sold an area in the Jatobá Farm, a rural property located in the State of Bahia. A total of 625 hectares (500 hectares of arable land) were sold, worth 300 soybean bags per hectare of arable land or R$10.1 million (approximately R$20,180/ha);

●	in March 2017 and May 2017, we sold two areas in the Araucaria Farm, a rural property located in the State of Goias. In March 2017, 274 hectares (200 hectares of arable land) were sold in the amount of 1,000 soybean bags per hectare of arable land or R$12.5 million (R$13.2 million nominal value/approximately R$66,227/ha). The second area, sold in May 2017, totaled 1,360 hectares (918 hectares of arable land), worth 280 soybean bags per hectare or arable land or R$17.0 million (approximately R$18,535/ha). It is important to highlight that this area includes a lowland area and, therefore, the value of the sale per hectare of arable land is lower compared to the sale held in the same farm in March, which consisted of a plateau area;

●	we conducted a purchase and agricultural partnership for a property in state of Maranhão, whereby we acquired 17,566 hectares, 10,137 hectares of arable land in February 2017, that has already been developed, and will be used for the planting of grain crops. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand/hectare of arable land) and the agricultural partnership consists of 15,000 of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, which may be extended for the same period;

●	during 2016/2017 crop year, we developed 5,117 hectares of our 199,114 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	on October 5, 2016, we entered into an agreement with Carlos Casado, our partner in Cresca, to try to sell all the land that Cresca owned or to split ownership of the land between us and Carlos Casado if a 120 day period since execution of the agreement lapsed;

The map below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of September 30, 2019:

Property	Location	Acquisition Date	Total Area	Arable Area	Project	Ownership
			(ha)	(ha)
Jatobá Farm	Jaborandi/BA	March 2007	18,073	14,267	Grains and Pasture	Owned
Alto Taquari Farm	Alto Taquari/MT	August 2007	5,291	3,671	Sugarcane	Owned
Araucária Farm	Mineiros/GO	April 2007	5,534	4,124	Sugarcane	Owned
Chaparral Farm	Correntina/BA	November 2007	37,182	26,444	Grains and Cotton	Owned
Nova Buriti Farm	Januaria/MG	December 2007	24,212	17,846	Forest	Owned
Preferência Farm	Barreiras/BA	September 2008	17,799	12,410	Grains and Pasture	Owned
Moroti Farm(1)	Boqueron Paraguay	February 2018	59,490	27,745	Grains and Pasture	Owned
Partnership II Farm(2)	Ribeiro Gonçalves/PI	November 2013	7,500	7,500	Grains	Leased
Partnership III Farm(3)	Alto Taquari/MT	May/2015	5,743	5,743	Sugarcane	Leased
Partnership IV Farm(4)	São Raimundo das Mangabeiras/MA	February/2017	15,000	15,000	Sugarcane	Leased
Partnership V Farm(5)	São Félix do Araguáia/MT	August/2018	20,373	20,373	Grains	Leased
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	10,137	Grains and Sugarcane	Owned
Total			233,763	167,260

(1)	New social denomination of the operation in Paraguay.
(2)	BrasilAgro signed a partnership in “Partnership II Farm” for up to 11 crops and up to 10,000 hectares.
(3)	BrasilAgro signed a partnership in “Partnership III Farm,” which will expire on March 31, 2026.
(4)	BrasilAgro signed a partnership in “Partnership IV Farm” for a term of 15 years, renewable for another 15 years.
(5)	BrasilAgro signed a partnership in “Partnership V Farm” for a term of 10 years.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 of our financial statements for the fiscal year ended June 30, 2019.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2019.

The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file or funish documents electronically to the SEC, including us. Our internet website is www.brasil-agro.com. The information included on our internet website or the information that might be accessed through such website is not included in this annual report and is not incorporated into this annual report by reference.

Property	Location	Acquisition Date	Total Area	Land and Improvement Cost as of June 30, 2019(1)	Estimated Fair Market Value as of June 30, 2019	Appreciation(2)
			(ha)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	18,073	33.9	231.6	583%
Alto Taquari Farm	Alto Taquari/MT	August 2007	5,291	35.2	174.6	395%
Araucária Farm	Mineiros/GO	April 2007	5,534	44.7	163.0	265%
Chaparral Farm	Correntina/BA	November 2007	37,182	87.9	373.0	324%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	23.5	35.8	53%
Preferência Farm	Barreiras/BA	September 2008	17,799	27.4	65.2	138%
Moroti Farm	Boqueron Paraguay	February 2018	59,490	164.2	216.0	92%
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	110.2	212.0	32%
Total			185,147	527.0	1,471.2	179%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.
(2)	Appreciation includes the impact of inflation since the acquisition date.

B.	Business Overview

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

Agricultural Activities and Products

Independent Production

As of June 30, 2019, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or clients who have substantial bargaining power. Our net revenue was R$357.9 million for the year ended June 30, 2019 and R$244.3 million for the year ended June 30, 2018. All of our sales are to clients located in Brazil.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. On June 30, 2019, we had one senior general manager for all of our farms, one manager at São José Farm, Partnership II and Partnership IV farm, one regional manager for the Chaparral, Jatobá and Preferência farms and one regional manager for the Araucária, Alto Taquari and Partnership III farms.

Leases

As an alternative to independent production, we leased in the past, and may lease again in the future, our agricultural properties to third parties.

Generally, our leases are subject to different obligations depending on the stage of development of the subject property. With respect to leases of our properties on which the land is undeveloped, lessees are subject to several terms and conditions, including requirements to invest and to use the techniques and equipment that we believe are necessary and appropriate for the preparation and correction of the soil in order to facilitate agricultural production. In addition to leases of land, we may also lease individual farmhouses or warehouses to lessees, pursuant to which we receive a portion of the agricultural production, in kind, produced by the lessee. Our leases generally last between three to ten years. Under Brazilian law, lessees have a right of first refusal to purchase farms when they are leased by them.

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May. During the planting season for our 2018/2019 crop year, we planted 66,899 hectares of grains at our grain farms in Brazil. For the years ended June 30, 2019 and 2018, net revenue from sale of grains accounted for 47.9% and 39.8% of our net revenue, respectively.

All distribution of production from the farms is through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our clients.

Sugarcane

The sugarcane planting season runs from February to May, and harvest occurs between April and November. On June 30, 2019, we had 31,832 hectares planted with sugarcane at our Araucária, Alto Taquari, São José Farm, Partnership III and Partnership IV farms.

We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, Araucária, and Partnership III farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and is scheduled to expire in 2021/2022. In the year ended June 30, 2019 and as of the date hereof Brenco has not defaulted on the payment of any receivable. We currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated by the Brazilian Federal Police for corruption in the operation called “Lava Jato” (Car Wash).

In the table below, we present the aging of the receivables from Brenco, based on contractual terms.

As of June 30, 2019
Falling due:	(in R$ thousands)

Up to 30 days	13,800
30 to 90 days	—
91 to 180 days	—
181 to 360 days	4,491
Total	18,290

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

For the years ended June 30, 2019 and 2018, net revenue from the sale of sugarcane accounted for 44.8% and 56.6% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our clients’ sugar and ethanol refineries.

Livestock

On June 30, 2019, we had 20,865 head of cattle distributed over 13,351 hectares of active pasture.

Others

On June 30, 2019, we had 24,212 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Investment properties

On June 30, 2019, the net book value of our investment properties was R$548.7 million, of which R$410.6 million represented land acquisition costs and R$138.2 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2019 and 2018, gains on farm sales accounted for R$142.8 million and R$39.8 million, respectively.

Agricultural Properties

On June 30, 2019, we owned seven agricultural properties, totaling 170,455 hectares of arable land (not including environmental preservation areas in accordance with Brazilian environmental law), including 51,811 hectares of leased area and 29,745 hectares of Moroti Farm, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Maranhão, Bahia, Piauí and in Paraguay. During the planting season for our 2018/2019 crop year, we planted 51,843 hectares of soybean, 15,056 hectares of corn, 31,832 hectares of sugarcane, 16,869 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 1,580 hectares of cotton and 17,771 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II, III and IV.

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

During the planting season for our 2018/2019 crop year, we planted 5,585 hectares of soybean, 350 hectares of second crop corn and 19,960 hectares of sugarcane at the São José farm.

Jatobá Farm: On June 30, 2019, the Jatobá farm had an area of 18,073 hectares and was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

On June 30, 2017, we sold 625 hectares of our Jatobá farm, 500 of which are arable, for a total sale price of R$10.1 million, equivalent to 300 soybean bags per arable hectare. In July 2018, we sold 9,784 hectares of our Jatobá farm, 7,485 of which are arable, for a total sale price of R$164.8 million, equivalent to 285 soybean bags per arable hectare. In June 2019, we sold 3,124 hectares of our Jatobá farm, 2,473 of which are arable, for a total sale price of R$58.1 million, equivalent to 285 soybean bags per arable hectare. In August 2019, we sold 1,134 hectares of our Jatobá farm, 893 of which are arable, for a total sale price of R$23.2 million, equivalent to 302 soybean bags per arable hectare After these sales, the area of the Jatobá farm held by us is 16,939 hectares, of which approximately 13,090 hectares are arable.

Alto Taquari Farm: The Alto Taquari farm has an area of 5,291 hectares and was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and cattle raising. As of June 30, 2019, we had 3,262 hectares planted with sugarcane. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

On November 2018, we sold 103 hectares of our Jatobá farm, all of which are arable, for a total sale price of R$8.0 million, equivalent to 1,100 soybean bags per arable hectare

Araucária Farm: The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007, in partnership with Brenco, in the proportion of 75% and 25%, respectively, for the total amount of R$80.0 million. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which date our partnership with Brenco was terminated and from which point we remained the sole owners of 9,682 hectares of the Araucária farm, equivalent to R$70.7 million. The property is located in the Municipality of Mineiros, in the State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

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

On June 30, 2019, we had 20,865 head of cattle, distributed through over 13,351 hectares of active pasture in our cattle operations in Brazil and Paraguay

Partnership II: On October 11, 2013, we entered into a partnership with respect to Partnership II farm for up to 11 harvests, which is expected to end in October 2024. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area up to 7,500 hectares, which is suitable for grain crops. During the planting season for our 2018/2019 crop year, we planted 7,489 hectares of grains at the Partnership II farm.

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

Partnership V: On August 28, 2018, we entered into a lease agreement with respect to a property located in the municipalities of São Félix do Araguaia, in the state of Mato Grosso (“Partnership V”), where we have the right to operate an area of 20,373 hectares for up to 10 years. During the planting season for our 2018/2019 crop year, we planted 33,628 hectares of grains (crop and second crop) at the Partnership V farm. These areas are mature, with more than 5 years under production and are suitable for a second crop.

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the re-distribution of assets and liabilities of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would re-distribute them to us and to Carlos Casado. As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of the Company’s investment in Cresca and (ii) Moroti, a subsidiary that received, on February 9, 2018, upon conclusion of the process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the re-distribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which BrasilAgro’s share was R$16.6 million. See Note 1 to our financial statements for the fiscal year ended June 30, 2019.

As of June 30, 2019, Moroti owned 59,490 hectares of which 29,745 were arable. During the planting season for our 2018/2019 crop year, we planted 5.440 hectares of soybean, 1,559 hectares of corn, 3,147 hectares of other grains and 2,859 hectares of pasture in the farm in Paraguay.

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

In September 2008, Green Ethanol LLC decreased its shareholding in Brenco to 1.55% of Brenco’s capital stock, which percentage was subsequently increased to 3.80% in December 2008. In February 2010, ETH Bioenergia acquired substantially all of the capital stock of Brenco, thereby diluting our indirect ownership interest (held through Green Ethanol LLC) to 0.05% of Brenco’s capital stock as of December 31, 2010. As a result of the losses incurred by Brenco and of the significant level of debt, we carried out an impairment analysis of our investment interest in Brenco. As a result of such assessment, we recorded an impairment loss on our investment of R$6.6 million as of July 1, 2009.

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

Material Agreements

Partnership V (3SB Produtos Agrícolas S.A.)

On July 11, 2018, we entered into an agricultural rural partnership agreement with 3SB Produtos Agrícolas S.A. (“Brasilagro/3SB Partnership Agreement”), which was amended on August 28, 2018. The scope of 3SB Partnership Agreement involved a total of 11 rural properties, all located in the Municipality of São Felix do Araguaia, in the State of Mato Grosso, comprising a total agricultural area of 23,615 useful hectares. 3SB Produtos Agrícolas S.A. holds the rural properties under the Brasilagro/3SB Partnership Agreement by reason of rural lease agreements that it had previously entered into with the owners of such properties. For this reason, the term of the Brasilagro/3SB Partnership Agreement varies from property to property, according to the term of each rural lease agreement entered into with each the owners. On June 1, 2019, the total agricultural area of the Brasilagro/3SB Partnership Agreement was reduced by 3,242 useful hectares. On June 13, 2019, we entered into a new rural lease agreement with the owner of Fazenda Santa Luzia and Fazenda Jataí II (following the expiration of the rural lease agreements orignially entered into with 3SB Produtos Agrícolas S.A.). Considering both the Brasilagro/3SB Partnership Agreement and the agreements that we entered into with the owner of Fazenda Santa Luzia and Fazenda Jataí II, the total agricultural area currently occupied by us in São Felix do Araguaia, in the State of Mato Grosso, is 20,373 hectares.

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

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2020, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar, or ATR, price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo, or CONSECANA). For the year ended June 30, 2019, net revenues of our sugarcane production to Brenco were R$73.5 million, representing 20.5% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest. However, Brenco is facing financial difficulties and may not comply with its contractual obligations.

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

For the year ended June 30, 2019, we delivered a total of 762 million tons of sugarcane pursuant to the agreements described above.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

In the year ended June 30, 2019 and as of the date hereof Brenco has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash). Odebrecht’s CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, early maturity of debts, among others. Therefore, Brenco’ controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the re-distribution of assets and liabilities of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would distribute them to us and to Carlos Casado.

As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of our investment in Cresca and (ii) Moroti, a subsidiary that has received, on February 9, 2018, upon conclusion of the process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the re-distribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which BrasilAgro’s share was R$16.6 million. See Note 1 to our financial statements for the fiscal year ended June 30, 2019.

As of June 30, 2019, Moroti owns 59,490 hectares of which 29,745 were arable. During the planting season for our 2018/2019 crop year, we planted 5.440 hectares of soybean, 1,559 hectares of corn, 3,147 hectares of other grains and 2,859 hectares of pasture in the farm in Paraguay.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of clients who have substantial bargaining power. For the year ended June 30, 2019, our three largest customers, Agroserra, Brenco and Bunge, accounted for 75% of our total revenue. See “Item 3—Key Information—Risk Factors— Substantially all of our revenue is derived from a small number of clients, and we currently face a risk of default by our main customer.”

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

The Company has a civil liability insurance which is intended to insure us, as the insured party, up to the maximum limit of the insurance policy, which is R$5 million, from expenses for which the Company may be held liable by virtue of compensation for damages caused to third parties. This policy is currently in force and will expire on November 19, 2019.

We also have a business insurance (rural multi-risk) for storage structure (silo) and its machinery located at our farm named “Fazenda Chaparral” located at in the City of Correntina, State of Bahia, at Rodovia BR 349 - Km 228. This policy provides for different maximum indemnity coverrage, depending on the insured event, such as lightning, explosion, electrical damages or windstorm. This policy is currently in force and will expire on November 19, 2019.

We have also contracted a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or any other statutory body or body created by our bylaws or any natural person who has proper powers to represent the Company before third parties or whose position or function implies such representation, subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$30 million; and a coverage against environmental damages up to R$ 4 million. This policy is currently in force and will expire on November 21, 2019.

We have already started the negotiations with both our broker and insurance companies regarding the aforementioned insurance policies to timely renew them prior to their expiration dates.

The Company contracted insurance for certain specific machines (harvesters and planters), as well as for its irrigation pivot system at our farm “Fazenda São José.”

The Company also contracted insurance for its headquarters office covering fire, lighting and explosion events, as well as electric damage. This policy is currently in force and will expire on April 04, 2020.

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

For the Nova Buriti farm, we are reviewing environmental impacts to obtain licenses to produce agricultural products and raise cattle. We are also considering alternative options, such as a conservation easement, apportionment of land for an environmental reserve area and compensation for a legal reserve area.

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

A total of 66,503 hectares, or approximately 28.1 % of the total area of our properties, consist of protected areas.

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

All of our owned properties are registered with CAR.

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

As of June 30, 2019, approximately 74.4% of our common shares were held by foreigners.

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

On June 25, 2014, the AGU and INCRA filed a suit with the Supreme Court (STF) against the State of São Paulo due to the decision ruled by São Paulo State Appeals Court which judged the Opinion 1 issued by AGU in 2010, unconstitutional. In this suit the stay of the preliminary order was required and, in the end, the definite annulment of Opinion 461-12-E of the Inspector General Office of São Paulo, issued on December 3, 2012. On August 7, 2014, the decision issued by Supreme Court Justice Marco Aurélio Mello, rapporteur of the process, was published, denying the injunction requested by AGU and INCRA, on the basis that the fact that more than one year and 7 months elapsed since from the issuance of the opinion of the Inspector General Office of São Paulo and the filing of the suit with STF, showing that there was no urgency in the analysis of the injunction request. In September 2016, Supreme Court Justice Marco Aurélio Mello suspended the effects of said decision issued by the São Paulo Justice Court that considered that the Opinion issued by the AGU in 2010 as unconstitutional.

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

As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment in any of these lawsuits to be ruled by the STF.

C.	Organizational Structure

The diagram below illustrates our corporate structure os of September 30, 2019. All of our subsidiaries are incorporated in Brazil and Paraguay.

(1)	A portion of our common shares held by Cresud are deposited with The Bank of New York Mellon in the form of ADRs (American Depositary Receipts). Includes shares held by Agro Investment and Agro Managers, which are organized under the laws of Argentina and controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain) and Cresud, respectively.
(2)	Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, and both entities are part of the group that employs Mr. Bruno Magalhães, a member of our board of directors. Certain of the shares held by Autonomy Master Fund Limited are held as hedge for total return swap transactions entered into between Credit Suisse Securities (Europe) Limited and Autonomy Master Fund Limited. The swap transactions mature on September 28, 2020.
(3)	Consolidated position of the funds managed by Charles River Capital.
(4)	Cape Town LLC is controlled by Mr. Elie Horn.
(5)	Other than Mr. Eduardo Elsztain.
(6)	On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded, and the portion of assets and liabilities held by us was transferred to our wholly-owned subsidiary Moroti.

D.	Property, Plants and Equipment

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

Brazilian GDP decreased 3.8% in 2015 and 3.6 % in 2016, increased 1.0% in 2017, 1.1% in 2018 and 0.7% in the first six months of 2019. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, published by IBGE, was 10.7%, 6.28%, 2.95% and 3.75% per year in 2015, 2016, 2017 and 2018, respectively, and 2.23% in the first six months of 2019. The U.S. dollar appreciated 45.0% against the real in 2015, depreciated 16.5% in 2016, 1.5% in 2017 and 17.1% in 2018. In the six months ended June 30, 2019, the real appreciated 1.1% against the U.S. dollar. Unemployment in Brazil increased from 6.8% in January 2014 to 12.0% in June 2019. International reserves held by the Central Bank of Brazil decreased from US$376.7 billion as of September 30, 2016 to US$376.4 billion as of September 30, 2019.

The long-term credit rating for Brazil was downgraded by Standard & Poor’s from BBB- to BB-, by Moody’s from “Baa2” to “Ba2” and by Fitch Ratings from BBB- to BB-, placing Brazil back on speculative investment grade level (“junk”).

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

Foreign exchange: a portion of our income (loss) is linked to the exchange rate between the real and the U.S. dollar, and consequently our revenue is sensitive to foreign exchange fluctuations. Certain of our commodities, such as soybean, may be priced in reais or in U.S. dollars. In addition, certain of the raw materials necessary for farming activities, such as chemicals, pesticides and fertilizers, are priced in or based on the U.S. dollar. See “Item 3—Key Information—Exchange Rates.”

Inflation: inflation does not directly affect our revenue because our products are commodities whose prices are determined by reference to international commodity exchanges. Nevertheless, our labor and other operating costs are affected by inflation which directly affects our results of operations.

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2019	2018	2017	Source
Soybean Price (Paranaguá)	(R$/bag)
Closing	81.80	86.54	69.88	Bloomberg
Exchange rate	(R$ per US$ 1.00)
Beginning	3.90	3.30	3.23	Bloomberg
Closing	3.83	3.85	3.31	Bloomberg
Average	3.86	3.34	3.22	Bloomberg
ATR (R$/Kg of ATR)(1)	0.62	0.57	0.62	http://www.udop.com.br
Closing IGP-M (%)(2)	6.51%	6.92%	(0.78)%	Bloomberg
IPCA(3)	3.37%	4.39%	3.0%	Bloomberg
CDI(4)	6.32%	7.35%	12.81%	B3
NPK(5) (R$/ton)	1,150.28	1,248.62	957.79	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.
(2)	IGP-M is published monthly by FGV.
(3)	IPCA is published monthly by IBGE.
(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).
(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

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

Changes in fair value of biological assets

Our biological assets consist mainly of the cultivation of soybean, corn, cotton, sorghum, sugarcane and cattle raising (see livestock), which are measured at fair value less cost to sell.

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

The sugarcane crop productive cycle is five years on average, and for a new cycle to start depends on the completion of the previous cycle. In this regard, the current cycle is classified as biological asset in current assets, and the amount of the constitution of the bearer plant (bearer of the other cycles) are classified as permanent culture in property, plant and equipment. The calculation to estimate the value of the biological asset “sugarcane” was the discounted cash flow at a rate reflecting the risks and the terms of the operation. As a result, we projected the future cash flows in accordance with the projected productivity cycle, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted. The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As a result, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’ prices available in futures markets, were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted in these markets, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

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

Residual amount and useful life of property, plant and equipment and investment properties

The residual amount and useful life of assets are assessed and adjusted when necessary at the end of each reporting period. The carrying amount of the asset is immediately reduced to its recoverable value if the carrying amount is estimated to exceed the recoverable value.

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

Revenue from contracts with customers

We recognize our revenue in an amount that reflects the Company’s expected consideration in exchange for the transfer of good or services to a client when all performance obligations have been fulfilled.

Sale of goods

Our revenue from grain and sugarcane sales is recognized when performance obligations are met, which consists of transferring the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

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

Sale of farms

Sales of farms are not recognized until the performance obligation is met, which happens when: (i) control of the asset has been transferred; (ii) the Company has determined that it is probable the sale price will be collected; and (iii) the amount of revenue can be reliably measured. Usually these are met when the buyer makes the first down payment, and transfer of possession of the asset is completed, according to the contractual terms. The result from sales of farms is presented in the statement of operations as “Gain on sale of farm” at net value of the related cost.

Revenue from cattle raising

Revenue from the sale of beef cattle is recognized when the related performance obligations are met, which consists of transferring control of the cattle to the buyer, usually when the cattle is delivered to the buyer at a specific place, in accordance with the contractual terms.

The beef cattle raising business consists of the production and sale of beef calves after weaning (rearing process). Some animals that prove to be infertile may be sold to meat packers for slaughtering. At the Paraguay operations, the business consists of growing and selling these animals for slaughtering. The price for the sale of cattle is based on the market price of the arroba of fed cattle in the respective market on the transaction date, the animal weight, plus the premium related to the category. The sale of cattle in Brazil and Paraguay operations, in turn, considers the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

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

The standard will be effective for the Company for the fiscal year commencing July 1, 2019. The Company will adopt the standard retrospectively by recognizing the cumulative impact of its initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on July 1, 2019, calculated at present value by the incremental borrowing rate of the lessee on the transition date. Therefore, with the identification of contracts that could be subject to the standard, the Company started to examine the inherent characteristics of each transaction and the treatment to be given to the components of lease agreements, particularly those pegged to land leases, which include, in their majority, the payment of an amount in reais corresponding to a fixed volume of soybean or sugarcane, for example, on a certain date. This assessment is currently ongoing considering the complexity of the factors involved, which include determining the discount rate to be applied, seeking to adjust to present value the projected cash flows based on the underlying commodities that back the value of the lease, the presentation net or gross of taxes, derivatives and other items, therefore, the Company did not conclude the measurement of IFRS 16 adoption. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

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

●	IFRS 3 – Business combinations: The changes clarify that, when an entity obtains control of a business that is a joint operation, it must apply the requirements for a business combination in stages, including the reassessment of the equity interest previously held in the assets and liabilities of the joint venture at fair value. By doing so, the acquirer reassesses the entire equity interest previously held in the joint venture.

An entity must apply these changes to business combinations for which the date of acquisition starts on the first day of the first annual period beginning on January 1, 2019. Early adoption is permitted. These changes apply to the Company’s future business combinations.

●	IFRS 11 – Joint ventures: A party that participates in, but which does not hold joint control of a joint venture, may obtain joint control of the joint venture whose activity is considered a business, as defined in CPC 15 (R1). The changes clarify that the equity interest previously held in the joint venture will not be reassessed.

An entity must apply these changes to the operations whose control was obtained as from the start of the first annual period beginning on January 1, 2019. Early adoption is permitted. Currently, none of the changes are applicable to the Company, although they could become applicable to future transactions.

●	IAS 12 – Income taxes: The changes clarify that the consequences of income tax on dividends are more directly linked to the transactions or past events that generated distributable profits than to the distributions to holders. Therefore, the entity recognizes the consequences of income tax on dividends on the income statement, statement of comprehensive income or shareholders’ equity, in accordance with the place where the entity originally recognized these transactions or past events.

An entity must apply these changes to annual periods beginning on January 1, 2019. Early adoption is permitted. Following the initial adoption of the changes, the entity must apply them to the consequences of income tax on dividends recognized as from the beginning of the earlier comparison period. Since our current practice already complies with these changes, no impact is expected on our consolidated financial statements.

The following standards and amendments are already effective for the Company’s fiscal year beginning on July 1, 2019:

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

During the year, the Company carried out a detailed evaluation of the impact of IFRS 9 aspects. The conclusion of the evaluation is that there is no relevant impact on the adoption of IFRS 9 on impairment of financial assets due to the fact that the Company already analyses each client individually for expected losses and the level of losses incurred in receivables is not relevant.

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

Starting from July 1, 2018, the Company adopts IFRS 15 – Revenue from Contracts with Customers.

The standard provides the principles to be applied by an entity to determine the measurement of revenue and how and when it must be recognized, based on five steps: (i) identification of the agreements with clients; (ii) identification of the performance obligations in connection with the agreements; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in connection with the agreements; and (v) recognition of revenue when the performance obligation is fulfilled.

The changes establish the criteria for measurement and registration of sales, as they were effectively made with due presentation, as well as registration of the values to which the Company is entitled in the operation, considering any estimates of impairment loss.

In preparing to adopt IFRS 15, the Company is considering the following:

i.	Sales of agricultural products

Revenue from sales of agricultural products is recognized when performance obligations are met, which consists of transferring the significant risks and benefits of ownership of the goods to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

ii.	Sales of farms

Revenue from sale of farms is not recognized until the performance obligations are met, which consists of: (i) control of the asset has been transferred (ii) the Company has determined that it is probable the sale price will be collected, (iii) and the amount of revenue can be reliably measured. Usually these are met when the buyer makes the first down payment, and transfer of possession of the asset is completed, according to the contractual terms.

iii.	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increases the volume of disclosures required in the Company’s financial statements. As required by IFRS 15, the Company will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclose for each reportable segment.

The Company analyzed the new standard and identified no relevant impacts on their financial statements, considering the nature of their sale transactions, in which performance obligations are clear and the transfer of control over assets is not complex (it is made to the extent the ownership and benefit are transferred to the beneficiaries).

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

Retrospective application in accordance with IAS 8 is only permitted if it is possible without the use of hindsight. Effective for annual periods beginning on or after January 1, 2018. Early application of the amendments is permitted and must be disclosed. The Company applied the amendments for the fiscal year beginning July 1, 2018. However, since the previous practice was in line with the clarifications issued, there was no impact on its consolidated financial statements.

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

The Company applied the amendments for the fiscal year beginning July 1, 2018. However, since the previous practice was in line with the Interpretation, there was no impact on its consolidated financial statements.

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

Recent Developments

On June 27, 2019, our board of directors approved an investment of US$1.0 million in Ag-Fintech Agrofy, or Agrofy, which represents a 1.8% stake in the share capital of such company. On September 23, 2019, we made a payment in the amount of 50% of the invesment to Agrofy, and the remaining balance will be paid by December 2019.

Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers. Agrofy was founded in 2015 and has become the fastest-growing agribusiness website in Latin America, reaching almost two million monthly visits and offering more than 84 thousand products of approximately 8.1 thousand companies on its e-commerce platform, which includes some of the biggest multinational agribusiness companies as clients.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth operating results of each of our segments and the reconciliation of these results to our consolidated statement of income.

	Year Ended June 30, 2019
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	357,910	8,520	171,735	—	160,476	16,795	384	—
Gain from sale of farm	142,812	142,812	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	56,718	—	18,714	2,619	34,511	1,526	(652)	—
Reversal of provision for agricultural products after harvest	(2,040)	—	(2,040)	—	—	—	—	—
Cost of sales	(319,214)	(1,788)	(156,656)	—	(142,303)	(17,118)	(1,349)	—
Gross profit	236,186	149,544	31,753	2,619	52,684	1,203	(1,617)	—

Operating income (expenses)
Selling expenses	(10,536)	(35)	(10,885)	—	—	(201)	585	—
General and administrative expenses	(38,812)	—	—	—	—	—	—	(38,812)
Other operating income	(1,064)	—	—	—	—	—	—	(1,064)
Equity pickup	1,102	—	—	—	—	—	—	1,102
Operating income (loss)	186,876	149,509	20,868	2,619	52,684	1,002	(1,032)	(38,774)

Net financial income
Financial income	310,538	93,460	13,699	—	79,232	—	11,549	112,598
Financial expenses	(297,616)	(116,502)	(9,566)	—	(44,569)	—	—	(126,600)
Income (loss) before taxes	199,798	126,467	25,001	2,619	86,968	1,002	10,517	(52,776)

Income and social contribution taxes	(22,719)	(7,724)	(8,500)	—	—	(341)	(3,576)	26,991

Net income (loss) for the year	177,079	118,743	16,501	2,619	(29,569)	661	6,941	(25,785)

	Year Ended June 30, 2018
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	244,278	5,133	97,180	—	138,143	4,081	(259)	—
Gain from sale of farm	39,817	39,817	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	99,083	—	55,584	—	43,952	239	(692)	—
Reversal of provision for agricultural products after harvest	883	—	905	—	—	—	(22)	—
Cost of sales	(228,319)	—	(89,633)	—	(134,028)	(4,378)	(280)	—
Gross profit	155,742	44,950	64,036	—	48,067	(58)	(1,253)	—

Operating income (expenses)
Selling expenses	(10,087)	—	(9,730)	—	—	(383)	26	—
General and administrative expenses	(34,945)	—	—	—	—	—	—	(34,945)
Other operating income	35,432	—	—	—	—	—	—	35,432
Equity pickup	14,671	—	—	—	—	—	—	14,671
Operating income (loss)	160,813	44,950	54,306	—	48,067	(441)	(1,227)	15,158

Net financial income
Financial income	129,323	20,843	12,388	—	18,208	—	18,501	59,383
Financial expenses	(137,879)	(5,158)	(6,606)	—	(20,597)	—	(18,261)	(87,257)
Income (loss) before taxes	152,257	60,635	60,088	—	45,678	(441)	(987)	(12,716)

Income and social contribution taxes	(25,919)	(20,616)	(20,430)	—	(15,531)	150	335	30,173

Net income (loss) for the year	126,338	40,019	39,658	—	30,147	(291)	(652)	17,457

	Year Ended June 30, 2017
	(in R$ thousands)
			Agricultural Activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	146,911	—	68,971	—	73,658	369	3,913	—
Gain from sale of farm	26,716	26,716	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	12,266	—	4,302	—	11,532	(3,568)	—	—
Reversal of provision for agricultural products after harvest	(1,655)	—	(1,652)	—	—	—	(3)	—
Cost of sales	(136,362)	—	(59,770)	—	(74,498)	(156)	(1,938)	—

Gross profit	47,876	26,716	11,851	—	10,692	(3,355)	1,972	—

Operating income (expenses)
Selling expenses	(6,676)	(8)	(6,144)	—	—	(80)	(444)	—
General and administrative expenses	(30,941)	—	—	—	—	—	—	(30,941)
Other operating expenses	(6,019)	—	—	—	—	—	—	(6,019)
Equity pickup	(4,425)	—	—	—	—	—	—	(4,425)

Operating income (loss)	(185)	26,708	5,707	—	10,692	(3,435)	1,528	(41,385)

Net financial income
Financial income	110,090	8,276	9,901	—	8,254	—	1,292	82,367
Financial expenses	(76,646)	(8,057)	(8,881)	—	(921)	—	(9,097)	(49,690)

Income (loss) before taxes	33,259	26,927	6,727	—	18,025	(3,435)	(6,277)	(8,708)

Income and social contribution taxes	(5,949)	(9,155)	(2,287)	—	(6,128)	1,168	2,134	8,319

Net income (loss) for the year	27,310	17,772	4,440	—	11,897	(2,267)	(4,143)	(389)

The table below shows a summary of our statement of operations for the years indicated.

	2019	2018	2017
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	357,910	244,278	146,911
Gain on sale of farms	142,812	39,817	26,716
Changes in fair value of biological assets and agricultural products	56,718	99,083	12,266
Adjustments to impairment of net realizable value of agricultural products after harvest, net	(2,040)	883	(1,655)
Cost of sales	(319,214)	(228,319)	(136,362)
Gross profit	236,186	155,742	47,876
Selling expenses	(10,536)	(10,087)	(6,676)
General and administrative expenses	(38,812)	(34,945)	(30,941)
Other operating (expenses) income net	(1,064)	35,432	(6,019)
Share of profit (loss) of a joint venture	1,102	14,671	(4,425)
Operating income (loss)	186,876	160,813	(185)
Financial income	310,538	129,323	110,090
Financial expenses	(297,616)	(137,879)	(76,646)
Financial (expense) income, net	12,922	(8,566)	33,444
Profit (loss) before income and social contribution taxes	199,798	152,257	33,259
Income and social contribution taxes	(22,719)	(25,919)	(5,949)
Net profit for the year	177,079	126,338	27,310
Profit attributable to equity holders of the parent	177,079	126,338	27,310
Issued shares at the fiscal year end	56,888,916	56,888,916	56,888,916
Basic earnings per share	3.29	2.35	0.48
Diluted earnings per share	3.27	2.35	0.48

Year Ended June 30, 2019 Compared to Year Ended June 30, 2018

Net revenue

Net revenue increased R$113.6 million from R$244.3 million for the year ended June 30, 2018 to R$357.9 million for the year ended June 30, 2019. This increase was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$22.3 million from R$138.1 million (reflecting sales of 1,681,530 tons at an average price of R$82.15 per ton) for the year ended June 30, 2018 to R$160.5 million (reflecting sales of 1,781,229 tons at an average price of R$90.09 per ton) for the year ended June 30, 2019. This represents an increase of 16.2% over the previous year, mainly resulting from the increase in average per-ton sugarcane sales price and the increase in sales volume. The increase in sugarcane sales was mainly due to the increase in average per-ton sugarcane sales price, which reflected a 5.2% increase in the CONSECANA (sugarcane price index in Brazil), from R$0.607/kg for the year ended June 30, 2018 to R$0.639/kg for the year ended June 30, 2019.

ii.	Revenue from grain sales: revenue from grain sales increased R$74.6 million from R$97.2 million for the year ended June 30, 2018 (reflecting sales of 105,320 tons at an average price of R$922.7 per ton) to R$171.7 million for the year ended June 30, 2019 (reflecting sales of 158,454 tons at an average price of R$1,083.8 per ton). This represented an increase of 76.7% over the previous year resulting from an increase in sales volume, which was partially offset by a decrease in sales price, represented mainly by revenues from soybean and corn sales, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$77.9 million from R$83.8 million (reflecting sales of 74,237 tons at an average price of R$1,124.02 per ton) for the year ended June 30, 2018 to R$161.7 million (reflecting sales of 137,114 tons at an average price of R$1,179.45 per ton) for the year ended June 30, 2019. This represents an increase of 93.0% over the previous year resulting from an increase in sales volume, which was a result of the increase in the number of hectares planted mainly due to the incorporation of 23,038 hectares of the Partnership V Farm.

●	Revenue from corn sales: revenue from corn sales decreased R$3.4 million from R$13.4 million (reflecting sales of 31,083 tons at an average price of R$431.10 per ton) for the year ended June 30, 2018 to R$10.0 million (reflecting sales of 21,340 tons at an average price of R$469.35 per ton) for the year ended June 30, 2019. This represents a decrease of 25.3% over the previous year, which was a result of the decrease in productivity from 7,598 kg/hectare for the year ended June 30, 2018 to 4,808 kg/hectare for the year ended June 30, 2019, explained by poor weather conditions in Brazil and Paraguay and an unexpected wild animal invasion in the Partnership V Farm, which had its first harvest under BrasilAgro’s operation during this period.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2019	2018	2019	2018	2019	2018
Grain	66,899	35,207	158,454	105,320	171,735	97,180
Sugarcane	31,832	25,452	1,781,229	1,681,530	160,476	138,143

Gain on sale of farms

For the year ended June 30, 2019, we sold 13,011 hectares of the Jatobá and Alto Taquari Farms in the States of Bahia and Mato Grosso, respectively, for R$177.2 million at a cost of R$34.4 million, including indirect taxes. For the year ended June 30, 2018, we sold 956 hectares of the Araucária Farm in the State of Goiás for R$52.4 million at a cost of R$12.6 million, including indirect taxes. In addition, a total of R$3.8 million was recorded in the year ended June 30, 2019 related to the sale of Fazenda Cremaq in 2015, relating to an area of 6,020 hectares that was in the process of a geo-referencing dismemberment which caused registration of the real estate to be pending. Once the registration was effected, the amount was released and recorded.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products decreased R$42.4 million from a gain of R$99.1 million for the year ended June 30, 2018 to a gain of R$56.7 million for the year ended June 30, 2019. This variation resulted mainly from the decrease in the fair value of biological assets and agricultural products of grains from a gain of R$54.9 million for the year ended June 30, 2018 to a gain of R$18.1 million for the year ended June 30, 2019. Such variation was mainly due to a decrease in the soybean and corn yields in relation to the previous year. In addition, the fair value of biological assets and agricultural products of sugarcane varied from a gain of R$43.9 million for the year ended June 30, 2018 to a gain of R$34.5 million for the year ended June 30, 2019. Such variation was a result of the decrease in productivity due to rainfall levels.

Adjustments to net realizable value of agricultural products after harvest

We recognized a reversal of impairment of net realizable value of agricultural products after harvest of R$0.9 million for the year ended June 30, 2018. For the year ended June 30, 2019, we recognized an impairment of net realizable value of agricultural products after harvest of R$2.0 million. Such variations resulted from the decrease in the corn and soybean prices from the harvest time to the end of the respective fiscal year.

Cost of sales

Cost of sales increased R$90.9 million from R$228.3 million for the year ended June 30, 2018 to R$319.2 million for the year ended June 30, 2019. Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$68.0 million. Our average cost per ton of soybean sold increased 0.4% from R$1,073.32 per ton (corresponding to 74,237 tons at a total cost of R$79.7 million) for the year ended June 30, 2018 to R$1,077.50 per ton (corresponding to 137,114 tons at a total cost of R$147.7 million) for the year ended June 30, 2019.

ii.	Cost of corn sold: the cost of corn sold increased by R$1.0 million. Our average cost per ton of corn sold increased 30.5% from R$320.21 per ton (corresponding to 31,083 tons at a total cost of R$9.9 million) for the year ended June 30, 2018 to R$417.81 per ton (corresponding to 21,340 tons at a total cost of R$8.9 million) for the year ended June 30, 2019.

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$8.3 million. Our average cost per ton of sugarcane sold increased 0.2% from R$79.71 per ton (corresponding to 1,681,530 tons at a total cost of R$134.0 million) for the year ended June 30, 2018 to R$79.71 per ton (corresponding to 1,781,229 tons at a total cost of R$142,3 million) for the year ended June 30, 2019.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2019 was R$236.2 million, representing an increase of R$80.4 million as compared to R$155.7 million for the year ended June 30, 2018.

Selling expenses

Selling expenses increased R$0.4 million from R$10.1 million for the year ended June 30, 2018 to R$10.5 million for the year ended June 30, 2019, primarily as a result of the increase in freight expenses, which reflects the amount of grain sold in the period, from R$4.4 million for the year ended June 30, 2018 to R$7.2 million for the year ended June 30, 2019 with an increase in the freight rate, and also an increase in the provision for expected credit losses, which were partially offset by a decrease in expenses with storage and processing.

General and administrative expenses

General and administrative expenses increased R$3.9 million from R$34.9 million for the year ended June 30, 2018 to R$38.8 million for the year ended June 30, 2019. This increase was primarily a result of the expenses related to personnel due to the provision for the Long-Term Incentive Plan, the payment of bonuses and Social Security (INSS), an increase in leases and rents in general, due to the grace period agreed in the renegotiation of lease contracts, which ended last harvest, and an increase in software expenses, refering to the implementation of the esocial social security management system and to the effect of exchange rate variation on subscriptions.

Other operating income (expenses), net

For the year ended June 30, 2018, other operating income, net, amounted to R$35.4 million, which reflects the recognition of amounts incurred with the conclusion of the re-distribution of assets and liabilities of Cresca in Paraguay, in the amount of R$35.7 million, which comprise R$5.1 million of effect of fair value measurement and R$30.6 million of currency translation adjustment. For the year ended June 30, 2019, other operating expenses, net, amounted to R$1.1 million.

Equity pickup

For the year ended June 30, 2019 we recorded a gain of R$1.1 million related to the results in our investment in Cresca (compared to a gain of R$14.7 million for the year ended June 30, 2018). See “Item 4—Information on the Company—B. Business Overview—Cresca”.

Financial income (expenses), net

Financial income increased R$181.2 million from R$129.3 million for the year ended June 30, 2018 to R$310.5 million for the year ended June 30, 2019 and financial expenses increased R$159.7 million from R$137.9 million for the year ended June 30, 2018 to R$297.6 million for the year ended June 30, 2019. The variation in financial income (expenses), net is mainly attributable to:

i.	The increase in the gain on remeasurement of receivables from the sale of farms and machinery from R$39.3 million for the year ended June 30, 2018 to R$173.0 million for the year ended June 30, 2019 and the increase in the loss on remeasurement of receivables from the sale of farms and machinery from R$26.6 million for the year ended June 30, 2018 to R$161.5 million for the year ended June 30, 2019, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$11.5 million was due to the variation in the amount to be received due to the sales of the Araucária, Alto Taquari and Jatobá Farms, totaling 3.4 million soybean bags. This variation is explained by the soybean price index, considering the Chicago Stock Exchange (CBOT), port premium (basis), exchange rate and interest rate (with reference to the CDI).

ii.	The increase in foreign exchange income from R$12.0 million for the year ended June 30, 2018 to R$17.1 million for the year ended June 30, 2019 and the increase in foreign exchange expenses from R$11.8 million for the year ended June 30, 2018 to R$17.7 million for the year ended June 30, 2019, which resulted in a net loss of R$614.0 thousand for the year ended June 30, 2019.

iii.	The increase of R$51.3 million of realized and unrealized gains on derivatives transactions from R$62.9 million for the year ended June 30, 2018 to R$114.3 million for the year ended June 30, 2019 and the increase of R$30.3 million of realized and unrealized losses on derivatives transactions from R$68.3 million for the year ended June 30, 2018 to R$98.6 million for the year ended June 30, 2019. For the year ended June 30, 2019, the net result of derivative transactions was a gain of R$15.7 million, of which R$10.1 million is related to currency operations and R$5.6 million gain is related to operations with commodities. For the year ended June 30, 2018, derivative operations totaled R$5.3 million loss, of which R$17.8 million are a loss related to currency operations and R$12.5 million gain are in operations with commodities. The derivatives result reflects the commodities hedge operations results and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

iv.	The decrease in interest on marketable securities and receivables from R$14.8 million for the year ended June 30, 2018 to R$6.1 million for the year ended June 30, 2019.

v.	The decrease in interest on marketable securities expenses from R$1.4 million for the year ended June 30, 2018 to R$294 thousand for the year ended June 30, 2019 in connection with the decrease of the total amount of long-term loans and financing for farm development.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$22.7 million for the year ended June 30, 2019 and of R$25.9 million for the year ended June 30, 2018. Current income and social contribution tax expenses increased from R$4.9 million for the year ended June 30, 2018 to R$10.5 million for the year ended June 30, 2019. Deferred income and social contribution tax expenses decreased from R$21.0 million for the year ended June 30, 2018 to R$12.2 million for the year ended June 30, 2019.

Profit for the year

As a result of the above, profit for the year ended June 30, 2019 increased to R$177.1 million as compared to R$126.3 million for the year ended June 30, 2018.

Year Ended June 30, 2018 Compared to Year Ended June 30, 2017

Net revenue

Net revenue increased R$97.4 million from R$146.9 million for the year ended June 30, 2017 to R$244.3 million for the year ended June 30, 2018. This increase was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$64.4 million from R$73.7 million (reflecting sales of 865,384 tons at an average price of R$85.31 per ton) for the year ended June 30, 2017 to R$138.1 million (reflecting sales of 1,681,530 tons at an average price of R$82.15 per ton) for the year ended June 30, 2018. This represents an increase of 87.5% over the previous year, mainly resulting from the increase in sales volume, partially offset by a decrease in average per-ton sugarcane sales price. The increase in sugarcane sales was mainly due to an increase in hectares planted due to the incorporation of 12,235 hectares of the São José Farm. The decrease in average per-ton sugarcane sales price was due to a 2.8% decrease in the CONSECANA (sugarcane price index in Brazil), from R$0.625/kg for the year ended June 30, 2017 to R$0.607/kg for the year ended June 30, 2018.

ii.	Revenue from grain sales: revenue from grain sales increased R$28.2 million from R$69.0 million for the year ended June 30, 2017 (reflecting sales of 62,977 tons at an average price of R$1,095.18 per ton) to R$97.2 million for the year ended June 30, 2018 (reflecting sales of 105,320 tons at an average price of R$922.7 per ton). This represented an increase of 40.9% over the previous year resulting from an increase in sales volume partially offset by a decrease in sales price, represented mainly by revenues from soybean and corn sales, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$20.5 million from R$63.3 million (reflecting sales of 51,262 tons at an average price of R$1,234.54 per ton) for the year ended June 30, 2017 to R$83.8 million (reflecting sales of 74,237 tons at an average price of R$1,124.02 per ton) for the year ended June 30, 2018. This represents an increase of 32.4% over the previous year resulting from an increase in sales volume, which was a result of the increase in number of hectares planted mainly due to the incorporation of 5,302 hectares of the São José Farm.

●	Revenue from corn sales: revenue from corn sales increased R$7.9 million from R$5.5 million (reflecting sales of 11,715 tons at an average price of R$467.45 per ton) for the year ended June 30, 2017 to R$13.4 million (reflecting sales of 31,083 tons at an average price of R$431.10 per ton) for the year ended June 30, 2018. This represents an increase of 144.7% over the previous year, resulting from an increase in sales volume, which was a result of the increase in productivity from 5,457 kg/hectare for the year ended June 30, 2017 to 7,598 kg/hectare for the year ended June 30, 2018.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2018	2017	2018	2017	2018	2017
Grain	35,207	30,139	105,320	62,977	97,180	68,971
Sugarcane	25,452	13,217	1,681,530	865,384	138,143	73,658

Gain on sale of farms

For the year ended June 30, 2018, we sold 956 hectares of the Araucária Farm in the State of Goiás for R$52.4 million at a cost of R$12.6 million, including indirect taxes. For the year ended June 30, 2017, we sold 2,259 hectares of the Araucária and Jatobá farms in the State of Goiás and Bahia, respectively for R$32.0 million at a cost of R$9.1 million. In addition, a total of R$3.8 million was recorded in the year ended June 30, 2018 related to the sale of Fazenda Cremaq in 2015, relating to an area of 6,020 hectares that was in the process of a geo-referencing dismemberment which caused registration of the real estate to be pending. Once the registration was effected, the amount was released.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products varied R$86.8 million from a gain of R$12.3 million for the year ended June 30, 2017 to a gain of R$99.1 million for the year ended June 30, 2018. This variation resulted mainly from the increase in the fair value of biological assets and agricultural products of grains from a gain of R$4.3 million for the year ended June 30, 2017 to a gain of R$54.9 million for the year ended June 30, 2018. Such variation was mainly due to an increase in the soybean and corn yields in relation to the previous year. In addition, the fair value of biological assets and agricultural products of sugarcane varied from a gain of R$11.5 million for the year ended June 30, 2017 to a gain of R$43.9 million for the year ended June 30, 2018. Such variation was a result of the increase in number of hectares planted due to the incorporation of 12,235 hectares of the São José Farm and also the CCT (Cutting, Loading, and Transportation) costs which were paid by the previous owner.

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

General and administrative expenses

General and administrative expenses increased R$4.0 million from R$30.9 million for the year ended June 30, 2017 to R$34.9 million for the year ended June 30, 2018. This increase was primarily a result of the expenses related to operation in Paraguay, which were previously accounted for under the equity method and now were consolidated into our results, as a result of the re-distribution of assets and liabilities of Cresca, the joint-controlled entity in Paraguay, as detailed in note 1.1 to the financial statements included elsewhere in this annual report, and R$474 thousand increase in taxes payable due to the incorporation of production areas and adjustments in raw land value, which affected the Tax on Territorial Rural Property (ITR) and other taxes.

Other operating income (expenses), net

For the year ended June 30, 2017, other operating expenses, net, amounted to R$6.0 million, mainly due to the management fee reversal of Cresca, totaling R$3.3 million, and termination costs incurred in the period, relating to the resignation of our Chief Executive Officer. For the year ended June 30, 2018, other operating income, net amounted to R$35.4 million, which reflects the recognition of amounts incurred with the conclusion of the re-distribution of assets and liabilities of the Cresca operation in Paraguay, in the amount of R$35.7 million, which comprise R$5.1 million of effect of fair value measurement and R$30.6 million of currency translation adjustment.

Equity pickup

For the year ended June 30, 2018, we recorded a gain of R$14.7 million related to the results in our investment in Cresca (a loss of R$4.4 million for the year ended June 30, 2017). See “Item 4—Information on the Company—B. Business Overview—Cresca”.

Financial income (expenses), net

Financial income increased R$19.2 million from R$110.1 million for the year ended June 30, 2017 to R$129.3 million for the year ended June 30, 2018 and financial expenses increased R$61.3 million from R$76.6 million for the year ended June 30, 2017 to R$137.9 million for the year ended June 30, 2018. The variation in financial income (expenses), net is mainly attributable to:

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

B.	Liquidity and Capital Resources

As of June 30, 2019, we held R$119.8 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, approximately R$21.4 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

Throughout the year, our working capital needs vary significantly depending on the harvest period of grains, sugarcane and other crops in Brazil.

See “Item 4—Information on the Company—B. Business Overview—Seasonality.”

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

The investments made in the fiscal year ended June 30, 2019 totaled R$27.0 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

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

The table below presents our cash flows for the periods indicated.

	Year ended June 30,
	2019	2018	2017
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows (used in) from operating activities	51,338	(2,264)	65,051
Net cash flows (used in) from investment activities	21,266	(65,700)	(13,527)
Net cash flows from (used in) financing activities	(27,621)	125,414	(61,930)
Net change in cash and cash equivalents	2,451	57,450	(10,406)

Years ended June 30, 2019 and 2018

Operating activities: Net cash generated from operating activities was R$ 51.3 million for the year ended June 30, 2019 compared to net cash used in operating activities of R$2.3 million for the year ended June 30, 2018. This change was primarily due to: (i) R$30.6 million adjustment to reconcile profit for the year related to currency translation adjustment recycled to the statement of income in connection with the process of re-distributing the assets and liabilities of a joint venture (Cresca) for the year ended June 30, 2018, which did not occour in the year ended June 30, 2019; (ii) an increase in cash flows from transactions with derivative financial instruments from cash used of R$17.0 million for the year ended June 30, 2018 to cash generated of R$19.3 million for the year ended June 30, 2019; (iii) a decrease in cash flows from changes in fair value of biological assets and agricultural products from cash used of R$99.1 millhon for the year ended June 30, 2018 to cash used of R$56.7 million for the year ended June 30, 2019; and (iv) a decrease in cash flows from inventories from cash used of R$58.4 millhon for the year ended June 30, 2018 to cash used of R$31.1 million for the year ended June 30, 2019, which was partially offset by an increase of R$103.0 in cash used in gain on sale of farms.

Investing activities: Net cash used in investing activities was R$21.3 million for the year ended June 30, 2019 compared to R$65.7 million for the year ended June 30, 2018. This decrease in cash used was mainly due to an investment of R$21.7 million in marketable securities and R$28.9 million of cash received from sales of farms.

Financing activities: Net cash used in financing activities was R$27.6 million for the year ended June 30, 2019 compared to cash generated of R$125.4 million for the year ended June 30, 2018. This variation was mainly due to: (i) a decrease of R$179.7 million in proceeds from loans, financing and debentures, due to the issuance of Agribusiness Receivables Certificates (ARC) in the aggregate amount of R$142.2 million in the year ended June 30, 2018; and (ii) an increase in cash used in payment of dividends from R$13.0 for the year ended June 30, 2018 to R$41.0 million for the year ended June 30, 2019.

Years ended June 30, 2018 and 2017

Operating activities: Net cash used in operating activities was R$2.3 million for the year ended June 30, 2018 compared to net cash generated from operating activities of R$65.0 million for the year ended June 30, 2017. This change was primarily due to: (i) a decrease in cash flows from transactions with derivative financial instruments from cash generated of R$19.0 million for the year ended June 30, 2017 to cash used of R$17.0 million for the year ended June 30, 2018; (ii) a decrease in cash flows from transactions with related parties from cash generated of R$16.7 million for the year ended June 30, 2017 to cash used of R$2.3 million for the year ended June 30, 2018; (iii) a decrease of R$13.8 million in cash generated from suppliers; and (iv) an increase of R$52.1 million in cash used in inventories, which was partially offset by an increase of R$54.7 million in cash generated from biological assets and an increase of R$10.2 million in cash generated from advances from customers.

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

Financing activities: Net cash generated from financing activities was R$125.4 million for the year ended June 30, 2018 compared to net cash used in financing activities of R$61.9 million in the same period in 2017. This change was primarily due to: (i) the issuance of Agribusiness Receivables Certificates (ARC) in the aggregate amount of R$142.2 million in the year ended June 30, 2018; (ii) an increase in cash proceeds from new loans and financing in the amount of R$88.6 million; and (iii) a reduction in the purchase of treasury shares, reducing cash used in the amount of R$14.1 million, which was partially offset by an increase of payment of loans and financing in the amount of R$57.1 million.

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and finance leases) was R$285,9 million as of June 30, 2019, as compared to R$255.8 million as of June 30, 2018. Our short-term indebtedness as of June 30, 2019 amounted to R$76.6 million, as compared to R$68.4 million as of June 30, 2018. Our long- term indebtedness as of June 30, 2019 was R$209.2 million, as compared to R$187.4 million on June 30, 2018. Of the total indebtedness outstanding as of June 30, 2019, 73.2% consisted of long-term debt, as compared to 73.3% as of June 30, 2018.

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

In addition, on May 25, 2018, 142,200 first issue debentures were subscribed and paid-in, not convertible into shares, to be converted into collateral, in two series, for private placement totaling R$142.2 million, of which R$85.2 million in the first series and R$57.0 million in the second series. The debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Certificates of Agribusiness Receivables. The first series will mature on August 1, 2022, subject to interest corresponding to 106.5% of the DI Rate, and the second series will mature on July 31, 2023, subject to interest corresponding to 110.0% of the DI Rate.

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investiment properties. Failure by the Company to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2019 and as of the date of this annual report, the Company is in compliance with these covenants.

All loans and financing agreements listed below are in reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank - BNB) that directly or indirectly grant those loans.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2019.

Type of credit transaction	Creditor/Transfer agent	Amount disbursed (in R$ thousands)	Outstanding Balance (in R$ thousands)	Interest rate	Final maturity	Current (in R$ thousands)	Noncurrent (in R$ thousands)
Financing for Agricultural Costs	ABC / Banco Itaú Unibanco S.A.	—	38,588	6.14% to 7%/year	Jun-20	38,588	—
Financing for Agricultural Costs	Banco Itaú Unibanco S.A.	16,734	18,364	7.25% to 8.25%/year	Nov-19	18,364	—
Financing of the Bahia Project	Banco HSBC Banco do Nordeste do Brasil S.A. – BNB	42,282	28,534	Fixed rate 3.5% to 9%	Aug-23	6,243	22,291
Financing of Machinery and Equipment	Banco Rabobank	1,443	5,542	TJLP + 3.73% Fixed rate 8.5% to 10.5%	Jun-24	1,431	4,111
Financing of Sugarcane	Itaú, Rabobank and Banco do Brasil	1,496	43,482	TJLP + 2.70% to 3.80% Fixed rate 6.14% to 10%	Dec-23	1,401	42,081
Debentures	Insurance Company		151,343	106.5% and 110% of CDI	Jul-23	10,581	140,762
Total		62,155	285,853			76,608	209,245

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2019 were R$28.2 million, of which R$27.0 million refer to construction in progress, mostly for the clearance of areas, R$0.7 million refer to the expenses related to the Nova Buriti Farm environmental regularization and R$0.4 million refer to the opening and preparation of areas for cultivation and buildings and for improvements of the farm facilities.

Equity

Our total equity excluding non-controlling interest amounted to R$880.5 million as of June 30, 2019 and R$755.9 million as of June 30, 2018.

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

According to a report released in September 2019 by the United States Department of Agriculture (“USDA”), the soybean global production is forecasted at a record 341.4 million tons for 2019/20 crop year, and Brazil’s production estimate is raised to a record of 123 million tons on a larger area as lower prices are offset by the weaker exchange rate of the real and the ongoing trade war between the United States and China.

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

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2019:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
			(in R$ thousands)
Trade accounts payables	63,959	—	—	—	63,959
Derivative financial instruments	11,055	—	—	—	11,055
Loans, financing, debentures and finance leases(1)	76,608	78,326	124,191	6,728	285,853
Lease payables	254	—	—	20,943	21,197
Transactions with related parties(2)	2,405	—	—	—	2,405

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2019. See “Indebtedness and Cash and Cash Equivalents.”
(2)	See “Item 7—B. Related Party Transactions.”

On May 8, 2015, we executed three agreements with Brenco:

The first agreement consists of a rural sub partnership to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership started at the date of its signature and is estimated to end on March 31, 2026. The areas are to be used for the plantation and cultivation of sugarcane, which cannot exceed the duration of the contract. This contractual partnership meets the definition of an operating lease. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco, which is located in the vicinity of the farms, during the harvest period of the product. The quantity to be paid for the duration of the contract shall be established in tons per hectare and varies according to the area being explored. According to this contract, the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons will be paid within one to five years and 355,046 tons will be paid over five years up to the expiration of the agreement.

The second agreement relates to the regulation of rights and obligations between agricultural partners from whom BrasilAgro acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial lease. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 53,845 tons of sugarcane, of which 18,604 tons will be paid within one year and 35,241 tons will be paid within one to five years.

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

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 16, 2019, and whose terms will expire at our annual shareholders’ meeting for the approval of our financial statements for the fiscal year to end on June 30, 2021. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 16, 2019	59
Alejandro G. Elsztain	Director	October 16, 2019	53
Saul Zang	Director	October 16, 2019	73
Isaac Selim Sutton	Independent Director**	October 16, 2019	59
Carlos María Blousson	Director	October 16, 2019	56
Alejandro Casaretto	Director	October 16, 2019	68
João de Almeida Sampaio Filho	Independent Director**	October 16, 2019	54
Bruno Magalhães	Independent Director**	October 16, 2019	46
Camilo Marcantonio	Independent Director**	October 16, 2019	38

*	Ms. Carolina Zang and Mr. Gastón Armando Lernoud were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of a vacancy in the position of a Non-Independent member of the Board of Directors. Mr. Ricardo de Santos Freitas was elected to the position of first alternate member of our Board of Directors, in the exclusive case of vacancy of the position of Independent Member of our Board of Directors.
**	Independent director as defined under the Novo Mercado regulations.

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty-five years. He is the chairman of the board of directors of Cresud SACIFyA, IRSA Propiedades Comerciales S.A., IRSA Inversiones y Representaciones Sociedad Anónima, IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas S.A., Austral Gold Ltd., and Consultores Assets Management S.A., among other companies. He also Chairs IRSA Foundation, is a member of the World Economic Forum, the Council of the Americas, the Group of 50 and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice-President of the World Jewish Congress. Mr. Eduardo Sergio Elsztain is a brother of Alejandro Gustavo Elsztain.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from Universidad de Buenos Aires. He is currently Second Vice-Chairman of Cresud SACIFyA, Executive Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Chairman at Fibesa S.A. and Vice-Chairman at Nuevas Fronteras S.A. and Hoteles Argentinos S.A. In addition, he is Chairman of the Israeli companies Gav Yam and Mehadrin and Vice-Chairman of Property & Building Corporation Ltd. He is also a Director at IDB Development Corporation Ltd., and BrasilAgro Companhia Brasileira de Propriedades Agrícolas S.A., among other companies. He is also Chairman of Hillel Foundation Argentina. Mr. Alejandro Gustavo Elsztain is a brother of Eduardo Sergio Elsztain.

Saul Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-chairman of Cresud SACIFyA, IRSA Propiedades Comerciales S.A., Consultores Assets Management S.A., and Fibesa S.A., among other companies, and Chairman at Puerto Retiro S.A. He is also director of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas S.A., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Isaac Selim Sutton. Mr. Sutton holds a degree in economics from the Universidade de São Paulo (USP). He was an executive officer at the Safra Group’s holding company from 1994 to 2009. He is currently a member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas. He has also served on the boards of directors of Bardella S.A., DPVAT S.A., Telenorte Celular, TIM Participações S.A., Veracel Celulose S.A., BR Properties S.A., Gevisa S.A. and Celma S.A., and on the fiscal councils of TIM Sul, Têxtil Renaux and TIM Nordeste.

Carlos María Blousson. Mr. Blousson obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has been the Chief Sales Officer of Cresud SACIFyA since 1996. Prior to joining Cresud SACIFyA, he worked as a futures and options operator at Vanexva Bursátil – Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has served as a technical manager, farm manager, and technical coordinator at Cresud SACIFyA since 1975.

João de Almeida Sampaio Filho. Mr. Sampaio Filho holds a degree in economics from the Fundação Armando Álvares Penteado (FAAP) and is an agricultural producer in the states of Paraná, São Paulo and Mato Grosso. He was the President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture and Livestock (CNA) and President of the National Natural Rubber Sector Chamber. He was a member of the National Council of Agricultural Policy and the National Agricultural Academy. Mr. Sampaio was the President of the Brazilian Farmers’ Association (SRB) between 2002 and 2007, President of FARM – Mercosul’s Federation of Rural Associations and the São Paulo State Secretary for Agriculture and Supply between 2007 and 2011. He is currently a Member of Advisory and Managing Boards of companies in Brazil and the United States, Minerva S.A.’s Chief Officer of Institutional Relations and Chairman of FIESP Agribusiness Higher Council.

Bruno Magalhães. Mr. Magalhães has 22 years of experience in financial markets. Mr. Magalhães joined Autonomy Capital in Brazil in 2013 as a trader for the Global Macro Fund. Prior to joining Autonomy, Mr. Magalhães was a partner at Banco Brasil Plural. From 2001 to 2011, he was based in London, acting as a managing director at Standard Bank, and prior to that, for Unibanco. Bruno holds an MBA degree from IBMEC Rio, and a bachelor’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ).

Camilo Marcantonio. Mr. Marcantonio is a co-founder and portfolio manager at Charles River Capital, an asset management company. Previously, he was a strategic consultant at Bain & Company for eight years, where he worked on projects addressing strategic planning, post-merger integration, complexity management, organization, performance improvement, and supply chain management, among other areas. Mr. Marcantonio had also been a partner at Astor Group, an independent investment bank and strategic advisory firm, where he advised clients on developing strategies, identifying and executing mergers and acquisitions, raising capital and solving financial and operational challenges. Mr. Marcantonio holds a degree in electronics engineering from the Instituto Militar de Engenharia (IME), from which he received the Correia Lima medal for graduating first in his class, and an MBA degree with distinction from Harvard Business School, where he received the John L. Loeb award for outstanding record of academic achievement in the area of finance.

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

Compensation Committee

The Compensation Committee was established on March 1, 2012, and is composed of the following members of our board of directors, all elected on October 23, 2019 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2021: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. In accordance with our bylaws, the Compensation Committee performs consultative assistance to the Board of Directors, including with respect to the determination of the compensation and benefits to be received by our directors and executive officers. Its activities include (i) submitting proposals to the Board of Directors with respect to director and executive officer compensation, (ii) advising the Board of Directors with respect to the granting of stock options or subscription warrants to our officers and employees, and (iii) advising the Board of Directors with respect to profit sharing plans involving our executive officers and employees.

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members of our board of directors, all elected on October 23, 2019 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2021: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. In accordance with our bylaws, the Executive Committee performs consultative assistance to the Board of Directors with respect to its role as a supervisory body, advising the Board of Directors on, or periodically reviewing, certain strategic or financial aspects of our business. Its activities include (A) advising the Board of Directors with respect to (i) our business plan, (ii) changes to our authorized capital, (iii) strategic initiatives, our growth plan and investment initiatives and (iv) any investments or dispositions over R$700 thousand; (B) reviewing annually (i) our financing initiatives, including with respect to our securities, (ii) the financial implications of our financing strategy and (iii) our dividend policy; and (C) reviewing and supervising periodically (i) the necessary financing for investments or activities in excess of R$700 thousand and (ii) our accessing of the capital markets.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief executive officer and Chief operating officer	October 23, 2019	October 2020	45
Gustavo Javier Lopez	Chief administrative officer and Investor relations officer	October 23, 2019	October 2020	52

At a Board Meeting held on October 23, 2019, André Guillaumon and Gustavo Javier Lopez were re-elected as Chief Executive Officer and Investor Relations Officer, respectively, with a term of office of one year until the first meeting of the Board of Directors to be held after the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2020 or until they are dismissed or replaced by the Board of Directors.

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

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the 2019 fiscal year was R$11.2 million, comprised of a fixed amount of R$2.9 million and a bonus paid to our executive officers and members of our board of directors in the amount of R$8.3 million. The bonus to the board was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2019 fiscal year was R$0.3 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the directors, executive officers and selected employees of our Company and our directly and indirectly controlled entities, and is limited to (2%) of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and could be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. In August 2015, our executive officers exercised stock options granted in the first tranche representing 233,689 shares of our capital stock, which were delivered to them in October 2015. In September 2017, our executive officers exercised stock options representing 218,108 shares of our capital stock, representing the remaining stock options granted from the first, second and third tranches, which were delivered to them on October 2017. As of June 30, 2019, no additional stock options had been exercised under either the second or third tranches. We do not expect to grant any further stock options under our stock option plan.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Fabiano Nunes Ferrari	Fiscal Council member	October 16, 2019	October 16, 2020
Ivan Luvisotto Alexandre	Fiscal Council member	October 16, 2019	October 16, 2020
Débora de Souza Morsch	Fiscal Council member	October 16, 2019	October 16, 2020
Daniela Gadben	Fiscal Council alternate member	October 16, 2019	October 16, 2020
Marcos Paulo Passoni	Fiscal Council alternate member	October 16, 2019	October 16, 2020
Luciana Terezinha Simão Villela	Fiscal Council alternate member	October 16, 2019	October 16, 2020

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

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
Location	2017	2018	2019
Head Offices/São Paulo	51	53	60
Araucária Farm	9	8	10
Alto Taquari Farm (and Partnership III Farm)	8	9	9
Chaparral Farm	42	23	48
Nova Buriti Farm	2	2	3
Jatobá Farm	23	27	21
Preferência Farm	18	15	18
Partnership II	13	10	6
Partnership V	-	-	34
São José Farm (and Partnership IV Farm)	146	98	158
Total	312	245	367

	As of June 30,
Location	2017	2018	2019
Head Offices/São Paulo	51	53	60
Goiás	9	8	17
Mato Grosso	8	9	36
Bahia	83	65	87
Piauí	13	10	6
Maranhão	146	98	158
Minas Gerais	2	2	3
Total	312	245	367

The increase in the total number of employees for the year ended June 30, 2019 was mainly due to the start of operations at the Parterneship V Farm.

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2019.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	02/01/2020
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	03/01/2020
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	03/01/2020
Preferência	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	03/01/2020
Partnership II	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Under negotiation
Araucária	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	05/01/2020
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	05/01/2020
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	03/01/2020
Nova Buriti	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	02/01/2020
Partnership V	Sindicato dos Trabalhadores Rurais de Sâo Feliz do Araguaia	Profit Sharing Program Overtime compensation(1)	05/01/2020

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of fiscal council as of October 18, 2019.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers Gustavo Javier Lopez	22,213	*
André Guillaumon	109,054	*
Directors
Eduardo S. Elsztain (1)	23,310,900	40.98
Alejandro G. Elsztain	189,400	*
Saul Zang	100	*
Isaac Selim Sutton	100	*
João de Almeida Sampaio Filho	100	*
Camilo Marcantonio	0	0
Carlos María Blousson	0	0
Alejandro Casaretto	0	0
Bruno Magalhães	0	0
Fiscal Council Members
Fabiano Nunes Ferrari	0	0
Ivan Luvisotto Alexandre	0	0
Débora de Souza Morsch	3,000	*

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain, Agro Investment and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our Fiscal Council do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2019.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(6)	Percentage (%) (including warrants)(6)
Cresud(1)	23,310,800	40.98	33,386,805	46.95
Cresud	23,150,050	40.69	32,983,610	46.38
Agro Investment and Agro Managers(2)	160,750	0.28	403,195	0.57
Autonomy Capital (Jersey) LP(3)	8,269,800	14.54	8,269,800	11.63
Charles River Capital(4)	4,684,500	8.23	4,684,500	6.59
Elie Horn/Cape Town(5)	3,274,600	5.76	6,830,157	9.60
Cape Town LLC	2,640,300	4.64	6,195,857	8.71
Elie Horn	634,300	1.11	634,300	0.89
Directors and Executive Officers (other than Mr. Eduardo Elsztain)	323,967	0.57	323,967	0.46
Treasury	3,086,748	5.43	3,086,748	4.34
Others	13,938,501	24.50	14,529,168	20.43
Total	56,888,916	100.0	71,111,145	100.0

(1)	As of September 30, 2019, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which, in turn, holds 22.91% of the capital stock of Cresud. In addition, Mr. Eduardo S. Elsztain holds 100% of the capital stock of Agro Investment S.A., which, in turn, holds 13.75% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.09% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.
(2)	Includes 19,300 shares held by Agro Investment, of which 21 shares are held by a company controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain), and 19,279 shares are in the process of being transferred to another shareholder; 141,450 shares are held by Agro Managers, a company owned by Cresud. Mr. Eduardo Elsztain may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Investment, and Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.
(3)	Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, and both entities are part of the group that employs Mr. Bruno Magalhães, a member of our board of directors. Certain of the shares held by Autonomy Master Fund Limited are held as hedge for total return swap transactions entered into between Credit Suisse Securities (Europe) Limited and Autonomy Master Fund Limited. The swap transactions mature on September 28, 2020.
(4)	Consolidated position of the funds managed by Charles River Capital.
(5)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.
(6)	Gives effect to the potential issuance of 14,222,229 common shares in connection with the 256,000 first issuance warrants that may be exercised until April 27, 2021. All warrants are held by Cresud, Agro Investment, Agro Managers and Cape Town LLC. See “Item 10—Additional Information—Description of Outstanding Warrants.”

For information about stock options held by our directors and executive officers, see “Item 6—E. Directors, Senior Management and Employees—Share Ownership.”

Our controlling and major shareholders do not have different voting rights.

Controlling Shareholder

Cresud

Cresud was organized in December 1936 under the laws of Argentina. Cresud’s principal operating activities consist of the acquisition, development and sale of agricultural properties in Argentina, and the production of agricultural products. Its shares are listed on the Bolsas y Mercados Argentinos S.A. (ByMA) under the trading symbol “CRES” and on the NASDAQ under the trading symbol “CRESY.”

As of September 30, 2019, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 22.91% of the capital stock of Cresud. In addition to this, Mr. Eduardo S. Elsztain holds 100% of the capital stock of Agro Investment S.A., which holds 13.43% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.09% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud

As a result of Cresud’s ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions may be attractive to both Cresud and us. In addition, five of our nine directors have been nominated by Cresud. This situation may give rise to conflicts of interest. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

A.	Other Major Shareholders

Monteiro Aranha S.A. and Charles River Capital

Monteiro Aranha S.A. is a Brazilian holding company founded in the early 1900s. Since its founding, the company has acquired stakes in Klabin S.A., Brazil’s Volkswagen Foundation in 1950, Ultrapar Participações S.A. and made other investments in the industrial and service sectors. Through its subsidiary Charles River Capital, an independent asset manager, the group is focused on equity funds.

Autonomy Capital (Jersey) L.P.

Autonomy Capital (Jersey) L.P. is an asset management company founded in 2003 by Robert Gibbins with six offices across the world.

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

Agro Investment and Agro Managers

Agro Investment and Agro Managers are companies organized under the laws of Argentina, controlled by Cresud´s controlling shareholder (Mr. Eduardo Elsztain) and Cresud, respectively. Agro Investment and Agro Managers hold 0.28% of our shares and Agro Managers holds 1.70% of our warrants.

Major Changes in Share Ownership

Purchase and Sale of our Common Shares by Monteiro Aranha S.A. and Other Aunds under the Management of Charles River Capital

On August 16, 2019, Monteiro Aranha S.A.and other funds under the management of Charles River Capital bought 3,104,400 of our common shares through the B3. Prior to the acquisition, Monteiro Aranha S.A.and other funds under the management of Charles River Capital held 1,217,500, or 2.1%, of our outstanding common shares. Immediately after the acquisition, they held 4,321,900, or 7.6%, of our outstanding common shares.

Purchase and Sale of our Common Shares by Conifer Management, LLC (formerly known as Ruane, Cunniff & Goldfarb Inc.)

On August 16, 2019, Conifer Management, LLC sold 2,900,000 of our common shares through the B3. Immediately after the sale, it held zero, or 0.0%, of our outstanding common shares.

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

ADRs

On September 30, 2019, we had 10,059,768 shares representing ADRs, which were held in the United States by one holder of record.

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

According to Chapter 12 of this rule, the parties may consent to agree to use another arbitration chamber or forum to resolve their disputes.

Cresca Acquisition and re-distribution of assets and liabilities

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the re-distribution of assets and liabilities of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would distribute them to us and to Carlos Casado.

As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of our investment in Cresca and (ii) Moroti, a subsidiary that received, on February 9, 2018, upon conclusion of the process, all other assets and liabilities of Cresca attributed to BrasilAgro, including land and debts.

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the redistribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32,9 million, of which BrasilAgro’s share was R$16,6 million.

As of June 30, 2019, Moroti owns 59,490 hectares of which 29,745 were arable. For more information, see Note 1.1 to the financial statements included in this annual report on Form 20-F.

C.	Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2019, we were defendants in 72 pending legal and administrative proceedings, of which 12 are environmental proceedings, 24 are labor proceedings, 29 are tax proceedings, 6 are civil proceedings, and one is a criminal proceeding. Also, as of June 30, 2019, we were plaintiffs in 16 pending legal and administrative proceedings, of which one is an environmental proceeding, 6 are tax proceedings and 9 are civil proceedings.

As of June 30, 2019, we had total provisions of R$824 thousand for probable losses, including R$802 thousand for labor proceedings and R$22 thousand for environmental proceedings. We believe that our provisions for contingencies suffices for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

Among our legal and administrative proceedings as of June 30, 2019, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and/or the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$500 thousand):

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by Mr. José Pereira de Souza and others in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense and await the decision. The total amount involved in the claim is R$4.5 million and our chance of loss is estimated as possible. If we are unsuccessful, we could be required to relinquish the equivalent of 2,561,681 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding.

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

Tax Proceedings

On June 30, 2019, the Company has judicial and administrative tax claims in the amount of R$5.3 million mainly related to proceedings whose merit is related to: (i) notice of infraction issued for the collection of ICMS tax credits based on the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of exporting, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods; and (ii) the reversal of a court order that partially approved negative income tax credits for the fourth quarter of 2007 and, as a consequence, did not approve offsets made by the Company relating to such credits. We have not made any provision in connection with these tax proceedings.

Also, we are plaintiffs in judicial and administrative claims in the aggregate amount of R$2.0 million mainly related to proceedings whose merit is related to: (i) suspension of INCRA, SEBRAE and FNDE contributions; and (ii) the annulment of tax credits related to monthly estimates of IRPJ and CSLL for January 2012.

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

Labor Proceedings

We are co-defendants in a labor judicial claim filed on June 17, 2016 by Laiane Fernandes da Silva and Agnaldo Fernandes involving a revised amount of R$824 thousand. The lawsuit seeks to acknowlegde illegal outsourcing and the payment of material and moral damages. The lawsuit has been suspended by a judicial order while the determination of the standing of the plaintiffs is pending. We have not made any provision in connection with this proceeding.

Administrative Proceedings involving our Controlling Shareholder and Directors

Our controlling shareholder, Cresud, and some of our directors are involved in some legal proceedings, which may have a material adverse effect on us. A brief description of these proceedings is provided below:

On February 23, 2016, a class action was filed against IRSA, Cresud, and certain managers and directors with the U.S. District Court for the Central District of California. The complaint was amended on February 13, 2017. As amended, the complaint, filed on behalf of investors who purchased or acquired Global Depositary Receipts of IRSA between February 11, 2015 and December 30, 2015, claims alleged violations of U.S. federal securities laws. In addition, it argues that defendants have made material misrepresentations and omissions related to the Company’s investment in IDB Development Corporation Ltd. (“IDBD”). Such complaint was withdrawn on May 4, 2016 by the plaintiff and re-filed on May 9, 2016 with the U.S. District Court for the Eastern District of Pennsylvania.

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

On September 24, 2018, the plaintiff in the class action against Cresud filed a brief acknowledging the dismissal of the complaint filed in the class action against Cresud for the same reasons as those stated by the Court on September 10, 2018 in the class action against IRSA, subject to its right to appeal.

On October 9, 2018, the plaintiff filed an appeal before the United States Court of Appeals in the class action against IRSA. On December 12, 2018, the plaintiff in the class action against Cresud filed a notice for voluntary dismissal, with prejudice, which the Court ordered on May 15, 2019. On December 13, 2018, the plaintiff waived the appeal filed in the class action against IRSA, subject to an agreement with IRSA and Cresud that the parties would bear their own legal costs and fees, including those incurred in the appeal proceedings, and that no charges would remain outstanding. As a result, the United States Court of Appeals dismissed the plaintiff’s appeal on December 18, 2018. On May 15, 2019, the Court ordered the voluntary dismissal of the plaintiff in the class action against IRSA. Both cases have been fully adjudicated and dismissed with prejudice in relation to IRSA and Cresud SACIFyA.

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

In March 2016, the Plaintiffs filed a motion to dismiss the class action application and, in June 2016, the Court partially accepted the motion and ordered the Plaintiffs to file an amended class action application that would include only the allegations and remedies with respect to the Clal Insurance transaction. In August 2016, the Defendants filed a motion to appeal (regarding the part of decision that did not dismiss the allegations concerning the Clal Insurance transaction) and the Plaintiffs filed an appeal (regarding the part of the decision that dismissed the allegations concerning the rights issuance) both with the Israeli Supreme Court.

Following the dismissal of the appeal proceedings by the Supreme Court, the Plaintiffs filed, in January 2018, a motion of appeal to summarily dismiss the appeal filed by the Defendants, in which the Court ordered the striking of the motion for causes of action that fall under an exemption condition included in the amendment to the Debt Arrangement pertaining to damage that was allegedly caused due to prejudice of rights by virtue of the undertaking of the controlling shareholder and the former controlling shareholder to perform a tender offer for IDBD’s shares in accordance with the Debt Arrangement. The Plaintiffs filed an amended motion to approve the claim as a class action.

Dolphin, IDBD and IDBD’s directors filed a detailed joint answer on May 7, 2018. The preliminary hearing is scheduled for November 28, 2019.

In July 2019, the Plaintiffs filed a motion (in partial agreement) for withdrawal from the proceeding against the Defendants. In light of CAA and IDBD’s former controlling shareholder refusal to agree to the Plaintiffs’ withdrawal without an order for expenses, the Court has set a time for filing arguments on the expenses.

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

The distribution of dividends for the year ended June 30, 2019 was approved at our shareholders’ meeting held on October 16, 2019 in the amount of R$50.0 million, or R$0.93 (or US$0.22) per share. The payment of dividends shall be paid to shareholders in up to 60 days from the date of their declaration, for holders of record of our shares as of October 16, 2019.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2019, we had R$25.6 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2019, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2019, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2019, we had R$255.5 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2019, we had no funds allocated to retained earnings reserves.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes: (i) to offset losses that exceed the retained earnings and income reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2019, we had R$3.6 million allocated to a capital reserve.

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2019 was approved at our shareholders’ meeting held on October 16, 2019 in the amount of R$50.0 million, or R$0.93 (or US$0.22) per share. The payment of dividends will be made to shareholders in up to 60 days from the date of their declaration, for holders of record of our shares as of October 16, 2019. The payment of dividends will be made to shareholders on November 14, 2019, for holders of record of our shares as of October 16, 2019.

The distribution of dividends for the year ended June 30, 2018 was approved at our shareholders’ meeting held on October 16, 2018 in the amount of R$41.0 million, or R$0.76 (or US$0.21) per share. The payment of dividends to shareholders was made on November 6, 2018, for holders of record of our shares as of October 16, 2018.

The distribution of dividends for the year ended June 30, 2017 was approved at our shareholders’ meeting held on October 2, 2017 in the amount of R$13.0 million, or R$0.27 (or US$0.07) per share. The payment of dividends to shareholders was made on October 30, 2017, for holders of record of our shares as of October 2, 2017.

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

As of June 30, 2019, we had 10,276,837 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

During the year ended June 30, 2019, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2019, our fully paid capital stock was R$584.2 million, divided into 56,888,916 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

The following actions, among others, may be taken exclusively at shareholders’ meetings: (i) approval of amendments to the bylaws; (ii) approval of management accounts and financial statements; (iii) appointment and dismissal of members of our board of directors and fiscal council; (iv) the establishment of the aggregate compensation of the board of directors, executive officers and fiscal council; (v) approval of the company’s dissolution, motion for bankruptcy or judicial or out-of-court reorganization proceedings, liquidation, merger, redistribution of assets and liabilities, or consolidation with any other company, and any share mergers; (vi) approval of pro rata share distributions to current shareholders, stock splits and reserve stock splits; (vii) approval of stock option plans and similar arrangements for our management and employees, and for the managers and employees of our direct or indirect subsidiaries; (viii) approval of management’s proposals regarding allocation of net income and distribution of dividends; (ix) approval of capital increase over the limit authorized in our bylaws; (x) appointment of liquidators and members of the fiscal council during liquidation proceedings; (xi) approval of the cancellation of our registration as a publicly-held company at CVM; (xii) approval of our delisting from the Novo Mercado listing segment; (xiii) approval of engagement of an appraiser to evaluate the value of our shares in case of cancellation of our registration as a public company at CVM or our delisting from the Novo Mercado listing segment; and (xiv) the passing of resolutions on any matter submitted to the shareholders’ meeting by our board of directors.

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

The Novo Mercado listing rules require, for the approval of certain issues, such as to retain a specialized firm to prepare a valuation report with respect to the value of our common shares in the event of delisting from the Mercado Novo listing segment or cancelling our registration as a publicly- held company, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares (the “Outstanding Shares”) present at a shareholders’ meeting. In such events, the shareholders’ meeting must count on the presence of shareholders representing at least 20% of our Outstanding Shares on first call, or on the presence of any percentage of our Outstanding Shares on second call, with blank votes not taken into account and with one vote entitled to each share. For these purposes, Outstanding Shares within the meaning set forth in the Novo Mercado Participation Agreement and Novo Mercado listing segment regulations means all our issued and outstanding shares, provide, however, with the exclusion of, (i) the shares held by any controlling shareholders or by affiliates of such controlling shareholders, (ii) the shares held by our managers, and (iii) treasury shares. See “Item 10—Additional Information—Delisting from the Novo Mercado” for additional information on this matter.

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

Pursuant to our bylaws, our fiscal council is permanent, has the powers and attributions conferred upon it by law and is also incumbent upon exercising the role of Audit Committee, in accordance with the Sarbanes Oxley Act and the rules issued by the SEC. The fiscal council members are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be comprised by three to five effective sitting members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held in 2020 to approve the management accounts and financial statements for the fiscal year ended June 30, 2020.

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

Withdrawal Rights

According to Brazilian corporate law, shareholders are entitled to withdrawal rights if they dissent from the approval of the following actions at any shareholders’ meeting: (i) the redistribution of assets and liabilities (pursuant to the conditions described below); (ii) reduction in our mandatory dividends; (iii) change of our corporate form or purpose; (iv) our merger into, or consolidation with, another company (as described below); and (v) our participation in a corporate group, as defined in Brazilian corporate law, except in the event our shares are widely held and liquid, as described below; or (vi) our acquisition of the control of any company, if the acquisition price exceeds the limits established by Brazilian corporate law, except in the event our shares are widely held and liquid, as described below.

The redistribution of assets and liabilities will only trigger withdrawal rights if it results in one of the following: (i) a change in our corporate purpose, unless the spun-off assets and liabilities are transferred to an entity whose principal business purpose is consistent with our corporate purpose; (ii) a reduction of the minimum mandatory dividend to be paid to shareholders; or (iii) our participation in a corporate group (as defined in Brazilian corporate law).

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

An issuer, any controlling shareholders, directors, officers and other members of management are prohibited from trading in any securities issued by our company or derivatives related to such securities, if (i) they are in possession of material information regarding our business, and such information has not been publicly disclosed; (ii) a transaction is pending for the acquisition or sale of shares of our capital stock, by our company, subsidiaries or affiliates, or an option or mandate has been granted in connection with any of such transactions; or (iii) our company intends to participate in a merger, consolidation or corporate reorganization, the redistribution of assets and liabilities assets or change into a different form of legal entity; and (iv) such trading activity would take place in the 15-day period prior to the filing of our quarterly financial statements (ITR) or annual financial statements (DFP) with the CVM.

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

Shareholders that acquire 20% of our common shares are obligated under this provision to: (i) make a tender offer to acquire the entirety our outstanding issued shares; (ii) ensure that the tender offer is conducted in an auction held at the B3 (iii) offer to pay a price per share as described below, and (iv) offer to pay cash in exchange for the shares, in reais.

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

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2019, the exercise price of the First Series Warrants was R$20.23 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of September 30, 2019, the holders of our First Series Warrants are:

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

Interest on Shareholders’ Equity

Law No. 9,249, of December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1997, social contribution tax on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect at the date the dividend is actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the reais are converted into U.S. dollars at that time. If the reais received as a dividend are not converted into U.S. dollars at the date of receipt, you will have a tax basis in reais equal to their U.S. dollar value at the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of reais will be treated as U.S. source ordinary income or loss.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, and you do not make a mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules:

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

On June 30, 2019, we had a short position in U.S. dollars in the amount of US$41.9 million. The result of a hypothetical devaluation of 5% of the real in relation to the dollar would generate a loss before taxes of R$6.4 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2019 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$54.4 thousand monthly.

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

On June 30, 2019, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 1,820 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2019, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$8.3 million.

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

8. Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

The fee and reimbursement provisions described in rows seven and eight of the table above may, at the depositary’s discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. For the year ended June 30, 2019, the annual fee for depositary services was charged to holders of ADSs.

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

As of the end of the period covered by this annual report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2019, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2019, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2019. Based on this assessment, management has concluded that, as of June 30, 2019, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2019, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2019 and 2018.

	Year Ended June 30
	2019	2018
	(in R$ thousands)
Audit fees(1)	862.8	753.8
Audit-related fees(2)	92.5	172.1
Tax fees(3)	85.0	—
Total fees	1,040.3	925.9

(1)	Audit fees in fiscal year 2019 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.
(2)	Audit-related fees in fiscal year 2019 were the fees billed by Ernst & Young Auditores Independentes S.S. for interoffice reports regarding: (1) the audit of the consolidated reporting package and internal controls of BrasilAgro for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to BrasilAgro’s consolidation process within Cresud consolidated financial statements.
(3)	Refers to tax compliance services.

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

During the year ended June 30, 2019, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

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

Further information concerning our corporate governance practices and applicable Brazilian law is available on our website (www.brasil- agro.com). Information on our website is not incorporated by reference in this annual report.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to the Report on Form 6-K furnished to the SEC on November 10, 2015, File No. 001-35723)
2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
2.2	English translation of the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of February 2, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
2.3	English translation of the First Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of May 21, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (1º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
2.4	English translation of the Second Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in up to Two Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of September 10, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (2º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em até Duas Séries, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).

4.1	Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.2	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.3	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.4	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.5	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.6	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.7	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.8	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.9	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.10	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.11	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.12	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.13	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.14	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.15	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.16	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.17	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.18	Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)
4.19	Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)
4.20	Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of May 19, 2015, by and between Imobiliária Cremaq Ltda., BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Zmacq 3 Agropecuária Ltda. And Cremaq Agropecuária Ltda. (unofficial English translation) (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.21	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.22	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.23	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.24	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).
4.25	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of January 11, 2017, by and between Imobiliária Ceibo Ltda.,Agro Pecuária e Industrial Serra Grande Ltda., BrasilAgro and Jaborandi Agricola Ltda. (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).

4.26	Summary translation of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of March 23, 2017, by and between Imobiliária Araucária Ltda., Fabricio Fries, Celso Fries and BrasilAgro (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).
4.27	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).
4.28	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of June 30, 2017, by and between Imobiliária Jaborandi Ltda., Hermes Augusto Ferreira, Emerson Denis Cecchin Ferreira and Jaborandi Agrícola Ltda. (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).
4.29	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).
4.30	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723).
4.31	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
4.32	Summary translation of the private instrument of commitment to purchase and sale of real properties, dated as of June 13, 2018, by and between Imobiliária Jaborandi Ltda., John Kudiess, Harald Kudiess and Jaborandi Agrícola Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
4.33	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
4.34	Summary translation of the private instrument of commitment to purchase and sale of real property, dated as of April 16, 2018, by and between Imobiliária Mogno Ltda., Maurício Joel de Sá and BrasilAgro in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
4.35	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
4.36	Summary translation of the rural partnership agreement, dated as of August 29, 2018, by and between Valdeir Ribeiro da Silva, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
4.37	Summary translation of the rural partnership agreement, dated as of July 19, 2018, by and between Laerte Baechtold, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).

4.38	English translation of the Long-Term Stock-Based Incentive Program No. 1 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on June 18, 2018 (incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723).
4.39	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari.
4.40	Summary translation of the rural partnership agreement, entered into on March 11, 2019, in connection with Fazenda Araucária.
4.41	Summary translation of the rural partnership agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral.
4.42	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia.
4.43	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II.
4.44	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá.
4.45	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on July 11, 2019, in connection with Fazenda Jatobá.
4.46	Summary translation of the rural partnership agreement, entered into on July 26, 2019, in connection with Fazenda Arrojadinho.
4.47	Summary translation of the series B subscription agreement, entered into on September 16, 2019.
8.01	List of subsidiaries
12.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Administrative Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of the Chief Administrative Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

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

Date: October 29, 2019

/s/ Andre Guillaumon
Name: Andre Guillaumon
Title: Chief Executive Officer and Chief Operating Officer

/s/ Gustavo Javier Lopez
Name: Gustavo Javier Lopez
Title: Chief Administrative Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

As of June 30, 2019 and 2018

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

As of June 30, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“the Company”) as of June 30, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company's auditor since 2012.

São Paulo, Brazil

October 29, 2019

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2019 and 2018

(In thousands of reais)

	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	5.1	106,627	104,314
Marketable securities	5.2	4,038	11,215
Derivative financial instruments	6	5,906	28,299
Accounts receivable and others	7	125,320	95,176
Inventories	8	97,068	69,622
Biological assets	9	99,881	61,993
Transactions with related parties	27	1,987	1,660
		440,827	372,279
Noncurrent assets
Biological assets	9	23,235	34,053
Restricted marketable securities	5.2	9,114	18,226
Derivative financial instruments	6	1,013	4,053
Deferred taxes	16.1	20,510	32,742
Accounts receivable and others	7	203,533	74,775
Investment properties	10	548,717	557,152
Investments	11.a	1,256	86
Property, plant and equipment	12	107,852	84,830
Intangible assets		1,557	1,403
		916,787	807,320

Total assets		1,357,614	1,179,599

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2019 and 2018

(In thousands of reais)

	Note	2019	2018
Liabilities and equity
Current liabilities
Trade accounts payable and others	14	119,203	106,445
Loans, financing and debentures	15	76,608	68,412
Salaries and payroll obligations		17,093	14,300
Derivative financial instruments	6	11,055	10,489
Transactions with related parties	27	2,405	1,831
Finance leases	13	254	1,676
		226,618	203,153
Noncurrent liabilities
Trade accounts payable and others	14	19,451	11,298
Loans, financing and debentures	15	209,245	187,393
Finance leases	13	20,943	18,539
Derivative financial instruments	6	-	2,145
Provision for legal claims	25	824	1,207
		250,463	220,582
Total liabilities		477,081	423,735

Equity
Capital	17.a	584,224	584,224
Capital reserve		3,645	1,997
Treasury shares	17.f	(35,208)	(35,208)
Income reserves		288,996	164,968
Other comprehensive income	17.e	38,876	39,883
Total equity		880,533	755,864

Total liabilities and equity		1,357,614	1,179,599

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of income

Years ended June 30, 2019, 2018 and 2017

(In thousands of reais, unless stated otherwise)

	Notes	2019	2018	2017

Revenue	19.a	357,910	244,278	146,911
Gain on sale of farms	19.b	142,812	39,817	26,716
Changes in fair value of biological assets and agricultural products	9	56,718	99,083	12,266
Adjustment to net realizable value of agricultural products after harvest, net	8.1	(2,040)	883	(1,655)
Cost of sales	20	(319,214)	(228,319)	(136,362)
Gross profit		236,186	155,742	47,876

Selling expenses	20	(10,536)	(10,087)	(6,676)
General and administrative expenses	20	(38,812)	(34,945)	(30,941)
Other operating (expenses) income, net	22	(1,064)	35,432	(6,019)
Share of profit (loss) of a joint venture	11.a	1,102	14,671	(4,425)
Operating income (loss)		186,876	160,813	(185)

Financial income (expenses)
Financial income	23	310,538	129,323	110,090
Financial expenses	23	(297,616)	(137,879)	(76,646)
Profit before income and social contribution taxes		199,798	152,257	33,259

Income and social contribution taxes	16.2	(22,719)	(25,919)	(5,949)

Net profit for the year		177,079	126,338	27,310

Basic earnings per share-in reais	24	3.2913	2.3505	0.4771
Diluted earnings per share-in reais	24	3.2727	2.3477	0.4742

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of other comprehensive income

Years ended June 30, 2019, 2018 and 2017

(In thousands of reais)

	2019	2018	2017

Net profit for the year	177,079	126,338	27,310

Other comprehensive income to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations (Note 17.e)	(1,007)	27,084	3,410
Currency translation adjustment of joint venture spin-off (Note 17.e)	-	(30,616)	-

Total comprehensive income for the year	176,072	122,806	30,720

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2019, 2018 and 2017

(In thousands of reais)

					Income reserves
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At July 1, 2016		584,224	1,771	(37,203)	9,020	82,138	7,533	40,005	-	687,488

Additional dividends proposed	17.d	-	-	-	-	(22,000)	22,000	-	-	-
Payment of additional dividends	17.d	-	-	-	-	-	(29,533)	-	-	(29,533)
Exercise of granted stock	17.f	-	(246)	1,076	-	-	-	-	-	830
Cancellation of treasury stock	17.f	-	-	14,881	-	(14,881)	-	-	-	-
Treasury stock acquired	17.f	-	-	(15,551)	-	-	-	-	-	(15,551)
Net profit for the year		-	-	-	-	-	-	-	27,310	27,310
Constitution of legal reserve	17.d	-	-	-	1,366	-	-	-	(1,366)	-
Minimum mandatory dividends	17.d	-	-	-	-	-	-	-	(6,486)	(6,486)
Additional dividends proposed	17.d	-	-	-	-	-	6,486	-	(6,486)	-
Constitution of reserve for investment and expansion	17.d	-	-	-	-	12,972	-	-	(12,972)	-
Currency translation adjustment of foreign operation	17.e	-	-	-	-	-	-	3,410	-	3,410

At June 30, 2017		584,224	1,525	(36,797)	10,386	58,229	6,486	43,415	-	667,468

Payment of additional dividends	17.d	-	-	-	-	-	(6,486)	-	-	(6,486)
Reversal of expired unpaid dividends		-	-	-	-	-	-	-	20	20
Share based compensation	21.a	-	844	-	-	-	-	-	-	844
Exercise of granted stock	17.f	-	(372)	2,199	-	-	-	-	-	1,827
Treasury stock acquired	17.f	-	-	(610)	-	-	-	-	-	(610)
Net profit for the year		-	-	-	-	-	-	-	126,338	126,338
Constitution of legal reserve	17.c	-	-	-	6,317	-	-	-	(6,317)	-
Minimum mandatory dividends	17.d	-	-	-	-	-	-	-	(30,005)	(30,005)
Additional dividends proposed	17.d	-	-	-	-		10,995	-	(10,995)	-
Constitution of reserve for investment and expansion	17.c	-	-	-	-	79,041	-	-	(79,041)	-
Currency translation adjustment of foreign operation	17.e	-	-	-	-	-	-	27,084	-	27,084
Currency translation adjustment of joint venture spin-off	17.e	-	-	-	-	-	-	(30,616)	-	(30,616)

At June 30, 2018		584,224	1,997	(35,208)	16,703	137,270	10,995	39,883	-	755,864

Payment of additional dividends	17.d	-	-	-	-	-	(10,995)	-	-	(10,995)
Share based compensation	21.a	-	1,648	-	-	-	-	-	-	1,648
Net profit for the year		-	-	-	-	-	-	-	177,079	177,079
Constitution of legal reserve	17.c	-	-	-	8,854	-	-	-	(8,854)	-
Minimum mandatory dividends	17.d	-	-	-	-	-	-	-	(42,056)	(42,056)
Additional dividends proposed	17.d	-	-	-	-	-	7,944	-	(7,944)	-
Constitution of reserve for investment and expansion	17.c	-	-	-	-	118,225	-	-	(118,225)	-
Currency translation adjustment of foreign operation	17.e	-	-	-	-	-	-	(1,007)	-	(1,007)

At June 30, 2019		584,224	3,645	(35,208)	25,557	255,495	7,944	38,876	-	880,533

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2019, 2018 and 2017

(In thousands of reais)

	Notes	2019	2018	2017

CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		177,079	126,338	27,310
Adjustments to reconcile profit for the year
Depreciation and amortization	20	23,078	23,222	15,027
Gain from changes in fair value of assets due to spin-off		-	(5,098)	-
Gain on sale of farm	19.b	(142,812)	(39,817)	(26,716)
Currency translation adjustment of joint venture spin-off	17.e	-	(30,616)	-
Residual value of property, plant and equipment and intangible assets disposed		433	433	1,896
Write-off of capitalized costs in investment properties		-	10,793	8,246
Share of (loss) profit of a joint venture	11.a	(1,102)	(14,671)	4,425
Unrealized loss (gain) on derivatives, net	23	4,475	(1,772)	(1,513)
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net		12,950	12,191	(8,546)
Gain on remeasurement of receivable from sale of farms, net	23	(11,523)	(12,721)	(8,029)
Effect of share-based incentive plan – ILPA	21.a	1,648	844	-
Deferred income and social contribution taxes	16.2	12,232	21,044	1,814
Changes in fair value of biological assets and agricultural products	9	(56,718)	(99,083)	(12,266)
Adjustments to net realizable value of agricultural products after harvest	8.1	2,040	(883)	1,655
Allowance for doubtful accounts	20	(530)	(133)	(516)
(Reversal of) Provision for legal claims	25	(383)	(387)	139

		20,867	(10,316)	2,926
Changes in working capital
Trade accounts receivable		3,401	(6,746)	(7,297)
Inventories		(31,094)	(58,442)	(6,329)
Biological assets		34,627	60,312	5,576
Recoverable taxes		536	1,943	2,754
Derivative financial instruments		19,308	(16,982)	18,996
Other receivables		316	(2,356)	3,779
Trade accounts payable		13,595	11,178	24,996
Related parties		276	(2,338)	16,714
Taxes payable		3,157	1,718	(2,769)
Income tax and social contribution		(413)	1,323	(970)
Salaries and payroll		2,804	2,787	2,657
Advances from customers		(15,500)	15,540	5,353
Other liabilities		(542)	115	(1,335)
Net cash flows from (used in) operating activities		51,338	(2,264)	65,051

CASH FLOW FROM INVESTING ACTIVITIES

Addition to property, plant and equipment and intangible assets		(43,670)	(43,105)	(25,478)
Addition on investment properties		(28,211)	(23,861)	(119,150)
Redemption of (Investment in) marketable securities		21,737	(4,001)	125,090
Addition for future capital increase		(49)	-	-
Cash received from sales of farms and assets		28,927	5,267	6,011
Net cash flows used in investing activities		(21,266)	(65,700)	(13,527)

CASH FLOW FROM FINANCING ACTIVITIES

Payments of installments of financed acquisition of farm		-	(15,559)	-
Proceeds from loans, financing and debentures	15	90,594	270,310	39,469
Interest paid on loans, financing and debentures	15	(4,037)	(10,347)	(6,327)
Payment of loans and financing	15	(73,178)	(105,408)	(48,308)
Treasury stock acquired		-	(610)	(14,721)
Dividends paid		(41,000)	(12,972)	(32,043)
Net cash flows (used in) from financing activities		(27,621)	125,414	(61,930)
Increase (decrease) in cash and cash equivalents		2,451	57,450	(10,406)

Effect of exchange rate variation on cash and cash equivalents		(138)	3,066	-

Cash and cash equivalents at beginning of year	5.1	104,314	43,798	54,204
Cash and cash equivalents at end of year	5.1	106,627	104,314	43,798

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

1.	Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro” or “Company”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão and Piauí, and in Paraguay, in the state of Boquerón.

BrasilAgro corporate purpose includes:

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

The Company has twelve (12) farms in six (6) Brazilian states and one (1) farm in Paraguay, for a total area of 185,147 hectares of own lands and 51,812 hectares of leased lands. Cresud S.A.C.I.F.Y.A. is the ultimate parent company of BrasilAgro.

1.1 Re-distribution of the assets and liabilities of the joint venture Cresca S.A.

On October 5, 2016, the Company and Carlos Casado S.A., the sole partner in the joint venture Cresca S.A., each with a 50% interest, agreed to dissolve Cresca business and to make their best efforts to sell to third parties all the assets and liabilities held by Cresca within an agreed-upon period of time, or to re-distribute such assets and liabilities in the event the sale to third parties failed.

Cresca assets and liabilities were not sold within the period contractually defined, therefore, the partners agreed to re-distribute Cresca’s assets and liabilities, which was completed in the second quarter of 2017. Through June 30, 2017, certain assets, such as cattle and inventories, and contracts (including labor) of Cresca were transferred to Palmeiras, a wholly-owned subsidiary of the Company located in Paraguay. However, the remaining assets and liabilities, including agricultural properties and financial debts with shareholders, remained under the exclusive ownership and/or responsibility of Cresca.

On February 9, 2018, the process of re-distributing Cresca’s assets and liabilities was completed and some assets and liabilities that were still owned by Cresca were transferred to the Company’s wholly-owned subsidiary Agropecuária Moroti S.A.

The following is a description of the subsidiaries that received Cresca’s assets and liabilities:

- Palmeiras S.A. (“Palmeiras”) – On December 16, 2016, Palmeiras was incorporated in Asunción, the capital city of Paraguay, with partners Jaborandi Agrícola Ltda. holding 1% of the shares and BrasilAgro holding 99% of the shares. Palmeiras was incorporated with the objective to operate the activities of the Company’s investment Cresca.

- Agropecuária Moroti S.A. (“Moroti”) – Subsidiary that on February 9, 2018 received all other assets and liabilities of Cresca allocated to BrasilAgro, including land and debts.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

As part of the transaction, the partners in the joint venture agreed to waive the payment of interest on late payment of the intercompany loans taken by Cresca in the total amount of R$32,962, of which BrasilAgro’s share was R$16,563 (Note 23).

The Company obtained control of the assets and liabilities received from Cresca, therefore, as required by IFRS 3 – Business Combinations, the assets acquired and liabilities assumed were remeasured at the fair value on the date control was obtained.

The estimated fair value of the assets and liabilities transferred to Moroti on February 9, 2018 is shown below:

	Book value	Effect of fair value measurement	Fair value
Assets
Accounts receivable, inventories and other receivables	4,616	36	4,652
Recoverable taxes	13	(13)	-
Investment properties	129,750	11,202	140,952
Other property and equipment other than land	67	277	344
	134,446	11,502	145,948
Liabilities
Trade payables, current and deferred taxes and other liabilities	254	6,322	6,576
Loans	18,714	82	18,796
	18,968	6,404	25,372
Total	115,478	5,098	120,576

The Company recorded a gain of R$5,098 for the difference between the carrying value of the interest in the jointly controlled investment in Cresca of R$115,478 and the fair value of the assets and liabilities transferred to Moroti of R$120,576 (Note 22). The fair value of assets and liabilities was determined based on preliminary estimates and concluded on June 30, 2018. No adjustment to the amounts recorded preliminary was recorded upon conclusion.

In addition, the Company reclassified the accumulated currency translation adjustment from the jointly controlled investment in Cresca from comprehensive income to the statement of income for an amount of R$30,616, under “Other Operating income (expenses), net” (Note 22).

1.2 Sale of Jatobá I Farm

On June 30, 2017, the Company completed the sale of a 625-hectare area (500 agricultural hectares) of Jatobá Farm. The area was sold for 300 soybean bags per usable hectare totaling 150.000 soybean bags, equivalent to R$10,145. The Company received a down payment of 15,000 soybean bags in the amount of R$878, a second installment of the same amount on July 30, 2017, and the remaining balance will be settled in four annual installments (Note 7.1.e – Jatobá I). See Note 19.b.

1.3 Sale of Jatobá II Farm

On June 13, 2018, the Company signed a purchase and sale agreement for a total area of 9,784 hectares (7,485 agricultural hectares) of the Jatobá Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 285 bags of soybean per usable hectare totaling 2.133.225 soybean bags equivalent to R$123,335 as of July 31, 2018.

On July 31, 2018, the buyer paid the first installment of R$21,000, equivalent to 300,000 bags of soybean, and met the conditions envisaged in the agreement, obtaining the of possession of the land and therefore, met the conditions for the recognition of revenue by the Company. The balance will be paid in seven annual installments (Note 7.1.e – Jatobá II). The accounting impact on statement of income is described in Note 19.b.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

1.4. Sale of Alto Taquari Farm

On November 21, 2018, the Company signed a purchase and sale agreement for a total area of 103 hectares of arable land in the Alto Taquari Farm, for the value of 1,100 bags per useful hectare totaling 113.300 soybean bags, equivalent to R$6,871.

On November 19, 2018, the buyer made a down payment of 22,656 soybean bags in the amount of R$1,491 and the outstanding balance will be paid in four years, two installments per year (Note 7.1.c – Alto Taquari I).

1.5 Sale of Jatobá III Farm

On June 28, 2019, the Company signed a purchase and sale agreement for a total area of 3,125 hectares (2,473 agricultural hectares) of the Jatobá Farm, a rural property located in the City of Jaborandi, State of Bahia, for 285 bags of soybean per useful hectare totaling 704.805 soybean bags, equivalent to R$47,016 as of June 28, 2019.

On June 28, 2019, the buyer paid the first installment of R$5,000 and, on July 31, 2019, the buyer paid another installment in the amount R$5,000. The outstanding balance, corresponding to 563,844 bags of soybean, will be paid in six annual installments. (Note 7.1.e – Jatobá III).

1.6 Lease

a)	Lease of Jatobá Farm

Under the same commitment for the purchase and sale of the Jatobá Farm, as described in Note 1.3, the Company leased another area of the farm, with useful area of 7,468 hectares, for a period of 5 years and with annual payments of 6 bags per hectare or 17% of total production, whichever is greater.

b)	Lease of Parceria V

On August 28, 2018, the Company signed a lease agreement to use a farmland of 23,500 hectares in the city of São Félix do Araguaia, state of Mato Grosso. The new farm will be called Partnership V (see Note 26). The lease will be for 10 years.

2.	Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1. Basis of preparation

On October 29, 2019, the Company’s Executive Board, Board of Directors and Fiscal Council approved the Company’s consolidated financial statements and authorized their issuance.

All monetary amounts in these financial statements are presented in thousands of Brazilian Reais, except where otherwise stated. Some of the totals presented in these financial statements may not cast due to rounding.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

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

Non-financial data included in these financial statements, such as sales volume, planted and leased area, number of farms, were not examined by the independent auditors.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Brasilagro and its subsidiaries as of June 30, 2019, 2018, and 2017 as described below:

	Ownership %
	2019	2018	2017
Jaborandi Agrícola Ltda	99.99	99.99	99.99
Imobiliária Jaborandi	99.99	99.99	99.99
Cremaq	99.99	99.99	99.99
Engenho de Maracaju	99.99	99.99	99.99
Araucária	99.99	99.99	99.99
Mogno	99.99	99.99	99.99
Cajueiro	99.99	99.99	99.99
Ceibo	99.99	99.99	99.99
Flamboyant	99.99	99.99	99.99
Palmeiras	99.99	99.99	99,99
Moroti (a)	99.99	99.99	-
FIM Guardian Exclusive Fund (b)	-	-	100.00

(a)	Subsidiary incorporated during the process of re-distributing the assets and liabilities of Cresca.

(b)	During the year of 2018, the Company extinguished its exclusive investment fund (FIM Guardian).

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

The Company’s functional and presentation currency is the Brazilian real (R$). The items included in the financial statements of the subsidiaries located in Brazil are measured using Brazilian real (R$) as their functional currency. The U.S. Dollar is the functional currency of the joint venture Cresca S.A. (“Cresca”), and subsidiaries Palmeiras S.A. (“Palmeiras”) and Agropecuária Moroti S.A. (“Moroti”), all headquartered in Paraguay.

b)	Transactions and balances in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

c)	Foreign operations

In the preparation of the consolidated financial statements, the financial statements of Palmeiras, Moroti and Cresca, are translated into reais as follows: a) balance sheet at the exchange rate at year end and b) statement of income and cash flows, at the average exchange rate.

The effects from variations in the foreign exchange rate resulting from the translation of foreign operations are presented in “Currency translation adjustment of foreign operations” in the statement of other comprehensive income and in the statement of changes in equity.

2.3. Investment in joint venture

Our investment in the joint venture Cresca, is recorded under the equity method.

A joint venture is an agreement whereby the parties sharing joint control are entitled to the net assets of the joint ventures. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about relevant activities require the unanimous consent of the parties sharing control.

2.4. Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, bank deposits maturing within 90 days from the transaction date and short-term highly liquid repurchase agreements for which there are no fines or other restrictions for their immediate redemption.

Marketable securities include the financial investments provided as guarantee for loans and financing recorded in current and non-current assets based on the maturities of the referred loans and financing.

Cash equivalents and marketable securities are measured at fair value through profit and loss.

Bank deposit certificates and repo transactions may mature in a term exceeding 90 days and may have repurchase guarantee contractually provided by the issuer of the security, allowing the redemption of the securities at their original amount invested plus interest, with no penalty. These investments are classified as cash equivalents. Investments in deposit certificates that are not eligible for redemption without penalties are classified as marketable securities.

Certain debt agreements require the Company to keep marketable securities as a guarantee for the outstanding balances. Such investments are restricted while held in guarantee. The Company discloses the purchases and sales of such investments as investment activities in the statement of cash flows.

Fixed-income investments are intended to maintain the value of the resources held by the Company and not yet allocated to rural activities and are governed by a policy approved by the Board of Directors.

The statement of cash flows in relation to financing and investment activities, include only transactions that have impacted cash and cash equivalents.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

2.5.	Financial instruments

2.5.1. Classification and measurement

a)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price calculated in accordance with IFRS15.

In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ’solely payments of principal and interest (SPPI)’ on the principal amount outstanding.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For the purposes of subsequent measurement, the Company’s financial assets are classified as:

i. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income.

The Company designates certain financial assets at the initial recognition by the fair value through profit or loss. This designation cannot be altered later. This category includes marketable securities, derivative financial instruments and receivables from the sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in “Trade accounts receivable”.

Changes in fair value related to credits for the sale of farms designated as fair value through profit or loss are recognized in “Net on remeasurement of receivables from sale of farms” under “Financial income” (Note 23).

ii. Financial assets at amortized cost (debt instrument).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The Company measures financial assets at amortized cost when both of the following conditions are met:

●	The financial asset is maintained within a business model which objective is to hold financial assets for the purpose of receiving contractual cash flows.

●	The contractual terms of the financial asset give rise, on specific dates, to cash flows composed solely of payments of principal and interest on the outstanding principal.

Financial assets at amortised cost are subsequently measured using the effective interest rate method (EIR) and are subject to impairment. Gains and losses are recognized in statement of income when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortised cost includes trade receivables, and loan to an associate and loan to a director included under other non-current financial assets.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Company considers a financial asset to be in default when contractual payments are overdue more than 90 days. However, in certain cases, the Company may also consider that a financial asset is in default when internal or external information indicate that is unlikely that the Company will receive the full outstanding contractual amounts before taking into account any improvements of the credit held by the Company. A financial asset is derecognized when the Company considers there is no reasonable expectation of recovering the contractual cash flows.

The following criteria is used by the Company uses to determine if there is objective evidence of expected credit losses:

(i)	significant financial difficulty of the issuer or obligor;
(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;
(iii)	the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;
(iv)	it becomes probable that the borrower will file a petition for bankruptcy or other financial reorganization;
(v)	the disappearance of an active market for that financial asset because of financial difficulties; or
(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(vii)	adverse changes in the payment status of borrowers in the portfolio; and
(viii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or financial liabilities at amortized cost, as appropriate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The Company’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

i. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trade when they are incurred for repurchase in the short term. This category also includes derivate financial instruments contracted by the Company that are not designated as hedge instruments under the hedge relations established under IFRS 9.

Gains and losses with held-for-trading liabilities are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

ii. Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method. Gains and losses are recognized in statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income.

This category generally applies to interest-bearing loans and borrowings.

For more information, see Note 15.

2.6. Derivative financial instruments

The Company uses derivative financial instruments, such as future exchange contracts, interest rate swaps and forward commodity contracts, to protect against risks related to exchange rates, interest rates and commodity prices, respectively. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The derivatives are recorded as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

Trade receivables not related to the sale of farms are initially recognized at fair value, and subsequently, measured at amortized cost under the effective interest rate method, less for expected credit losses, as appropriate.

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in reais, equivalent to a quantity of soybean bags at the sale date, are designated at fair value through profit or loss upon initial recognition. The amount of the receivable is subsequently remeasured at each balance sheet date by applying to the contractual committed quantity of soybean bags by the quotation of soybean for future delivery at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by translating the resulting U.S. dollars amount to reais using the U.S. dollar exchange rate for future delivery on the same maturity date (considering that future soybean quotations are denominated in U.S.dollar) and finally discounting the resulting amount to present value. The gain (loss) on remeasurement of the receivable is recognized in financial income and expenses under “Gain (loss) on remeasurement of receivables from sale of farms” (Note 23).

2.8. Inventories

Agricultural products are measured at fair value less selling expenses. They are reclassified from biological assets to inventories at the time they are harvested.

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

2.9. Biological assets

The Company’s biological assets consist mainly of the cultivation of soybean, corn, cotton, sugarcane and beef cattle, which are measured at fair value less costs to sell.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The soybean, corn and cotton are temporary cultures, in which the agricultural product is harvested after a period of time from 110 to 240 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the fair value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities ‘prices were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), B3 (Bolsa, Brasil, Balcão), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques – the discounted cash flows method. The Company determined a discount rate of 10.49% (11,17% for the year ended June 30, 2018).

The data used in these methods is based on the information observed in the market, whenever possible, and if unavailable, a certain level of judgment is required to establish such fair value. Judgment is used to determine the data to be used, e.g. price, productivity and production cost. Changes in the assumptions on these inputs might affect the fair value of biological assets.

Cattle raising activity

In 2016, the Company started raising cattle. In Brazil, the main activity consists of producing and raising cattle, which characterizes the activity as production. In Paraguay, the main activity is raising and selling cattle, which characterizes the activity as consumable.

For segregation purposes, when applicable, the Company classifies its cattle herd into: consumable cattle (current assets), which can be sold as a biological asset for meat production; and production cattle (non-current assets), which is used in farm operations to generate other biological assets. At June 30, 2019, the Company only had production and consumable cattle, which includes calves, heifers, pregnant heifers, pregnant cows, calves, steers and bulls.

The fair value of beef cattle is determined based on market prices, given the existence of an active market. Gain or loss from changes in the fair value of beef cattle is recognized in statement of income for the period (Note 9). The Company considered the prices in the cattle market in Bahia state and in Boquerón (Paraguay), considered the principal market, and the metrics used in the market.

Accordingly, consumable cattle and production cattle are measured based on observable market prices, weight, and age of the animals.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All other repair and maintenance costs are recognized in statement of income, as incurred.

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

Annual depreciation rates %
	2019	2018	2017
Buildings and improvements	2-25	2-20	2-20
Equipment and facilities	5-10	10	10
Vehicles and agricultural machinery	13-20	13-20	13-20
Furniture and fixtures	10	10	10
Opening of areas	5-20	10-20	10-20
Permanent cultures	16-27	16-27	16-27

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

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

On June 30, 2019 and 2018, no indication of impairment of assets was identified.

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

Fees paid in raising credit facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be used. In this case, the fee is deferred until the facility is completely in use. To the extent there is no evidence that it is probable that some or all of the facility will be used, the fee is capitalized as a prepayment for liquidation services and amortized over the period of the facility to which it relates.

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

Contingent liabilities arising from labor, tax, civil and administrative claims are recorded at their estimated amount when the likelihood of loss in considered probable (Note 3.a).

2.17. Current and deferred income tax and social contribution

(a)	Current income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. As allowed by the Brazilian tax legislation, certain subsidiaries opted for a tax regime under which taxable profit is computed as a percentage of revenues. Under this regime, taxable profit for income and social contribution tax is calculated by applying a rate of 8% and 12% on gross revenue, respectively, on which the statutory rates for income and social contribution tax are applied.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

(b)	Deferred income tax and social contribution

Deferred income taxes are recognized for temporary differences between the tax base of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. A deferred income tax liability is recognized for all the temporary differences, whereas deferred income tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized, including the recognition of a deferred tax asset related to unused tax loss carryforwards. Deferred tax assets and liabilities are classified as non-current. Deferred income tax related to items directly recognized in equity are also recognized in equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Such rates are 25% for income tax and 9% for social contribution tax (Note 16).

2.18. Employee benefits

a)	Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options and shares) of the Company.

The cost of transactions settled with shares is recognized as expense for the year, jointly with a corresponding increase in equity during the year in which the conditions of performance and/or provision of services are met. The accumulated expenses recognized in connection with the equity instruments on each base date, until the date of acquisition, reflect the extent to which the acquisition period has expired and the best estimate of the Company as to the number of equity instruments to be acquired.

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

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in case the modification raises the total fair value of the consideration paid for such shares or that otherwise benefits, as measured on the date of modification.

If an equity instrument is canceled, such instrument is treated as if it was fully acquired on the date of cancellation, and any expenses not yet recognized, relating to the premium, are recognized immediately in the statement of income of the year.

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

The Company provides employees a profit-sharing program, under which all of the employees have the right to receive annual bonuses based on the Company’s consolidated financial and operational results, and also on personal goals set for individual employees. Profit sharing is recognized at year end, when the amount can be reliably measured by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

2.19. Capital

Common shares are recorded in equity. Incremental costs directly attributable to issue new shares or options are shown in equity as a deduction of the issued amount, net of taxes.

2.20. Revenue from contracts with customers

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of taxes, returns and discounts.

Prior to the application of IFRS 15, the Company recognized revenue when the amount of revenue could be reliably measured, it was probable that future economic benefits would flow to the entity and when specific criteria was met.

Starting July 1, 2018, the Company applied the IFRS 15 model to measure and account for revenue from contracts with customers, which establishes the recognition of revenue in an amount that reflects the Company’s expected consideration in exchange for the transfer of good or services to a client. The model is based on five steps: i) identification of the contracts with customers; ii) identification of the performance obligations within the agreements; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations within the agreements; and v) recognition of revenue when the performance obligation is fulfilled.

a)	Sale of goods

Revenue from sales of grains and sugarcane sales is recognized when performance obligations are met, which consists of transferring the significant risks and benefits of ownership of the goods to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Company normally enters into forward contracts under which the Company is entitled to determine the sale price for the total or partial volume of grains sold, through the delivery date, based on formulas contractually agreed upon. In some cases, the formulas used to determine the sales price are stated in U.S. Dollars. The amount in Brazilian reais is also contractually determined, which is based on the exchange rate applicable a couple of days prior to settling the transaction. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains.

Upon the delivery of grains, revenue is recognized based on the price determined for each client considering the foreign exchange rate on the delivery date when applicable. After the grains are delivered to the client, the quality and final weight are assessed, and the final price of the transaction is agreed upon, which result in adjusting the original contractual amounts, and any foreign exchange rate variation through the settlement date.

b)	Sale of farms

Revenue from sale of farms is not recognized until the performance obligations are met, which consists of: (i) control of the asset has been transferred (ii) the Company has determined that it is probable the sale price will be collected, (iii) and the amount of revenue can be reliably measured. Usually these are met when the buyer makes the first down payment, and transfer of possession of the asset is completed, according to the contractual terms. The result from sales of farms is presented in the statement of income as “Gain on sale of farms” net of the related cost.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

c)	Revenue from cattle raising

Revenue from the sale of beef cattle is recognized when the related performance obligations are met, which consists of transferring control of the cattle to the buyer, usually when the cattle is delivered to the buyer at a specific place, in accordance with the contractual terms.

The beef cattle raising business consists of the production and sale of beef calves after weaning (rearing process). Some animals that prove to be infertile may be sold to meat packers for slaughtering. At the Paraguay operations, the business consists in fattening and selling these animals for slaughtering. The pricing for sale of cattle is based on the market price of the arroba of fed cattle in the respective market on the transaction date, the animal weight, plus the premium related to the category. The sale of cattle in Brazil and Paraguay operations, in turn, considers the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

2.21. Financial income and expenses

Includes interest and foreign exchange variations arising from loans and financing contracts, marketable securities, trade accounts receivable, gain and losses on remeasurement of receivables from sale of farms and machinery, gains and losses for changes in fair value of derivative financial instruments, as well as discounts obtained from suppliers for the prepayment trade accounts payable.

2.22. Leases

a)	Company as lessee

The Company classifies lease of farms as operating leases to the extent that a significant portion of the risks and benefits of the ownership is held by the lessor and classifies lease of sugarcane crops as financial leases to the extent that a significant portion of the risks and benefits of ownership is transferred to the lessee. The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale. The lease payments are measured based on a future quotation of soybean and as such, do not have a fixed value, but rather depend on the soybean quotation on a future date, being considered variable consideration.

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

2.23. Distribution of dividends

Distribution of dividends to the Company’s stockholders are recognized as a liability in the Company’s financial statements at year-end based on the Company’s articles of incorporation. Any amount that exceeds the minimum legally required is only approved at the shareholders’ general meeting according to the proposal submitted by the Board of Directors. The tax benefit of interest on equity is recognized in the statement of income.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

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

2.25. Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the available profit by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the available profit by the weighted average number of common shares outstanding during the year plus the weighted number of additional shares that would be issued if a conversion of all dilutive potential common shares into common shares existed, such as stock options and warrants.

2.26. Statement of cash flows

Interest paid is classified as cash flows from financing activities since it represents costs for obtaining financial resources, and are not considered cash flows from operating activities of the Company.

2.27. New standards, amendments and interpretations

New or revised pronouncements applied for the first time in the current year

In fiscal year starting July 1, 2018, the Company adopted IFRS 9, Financial Instruments and IFRS 15, Revenues from Contracts with Customers. The adoption of these new standards did not have any impact in the Company’s statement of income, expect for the amended and additional disclosures required by these standards.

a. IFRS 9 – Financial Instruments

The IASB issued IFRS 9 – Financial Instruments, which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9, that combines the three aspects of the project for accounting for financial instruments: classification and measurement, asset impairment, and hedge accounting. The standard is effective for fiscal years beginning on January 1, 2018.

Starting July 1, 2018, the Company applied IFRS.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

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

ii.  Impairment of financial assets

The new standard replaced the “incurred losses” model of IAS 39 for a prospective model of “expected credit losses.”

This requires significant judgment on how changes in economic factors affect expected credit losses. Such provisions are measured in credit losses expected for 12 months and credit losses expected for the lifetime of the asset, that is, credit losses that result from all possible default events throughout the expected life of a financial instrument.

The Company selected to apply the simplified approach of IFRS 9 – Financial Instruments to measure the credit losses expected throughout the expected life of the financial instrument.

During the year, the Company carried out a detailed evaluation of the impact of IFRS 9 aspects. The conclusion of the evaluation is that there is no relevant impact on the adoption of IFRS 9 on impairment of financial assets due to the fact that the Company already analyses each client individually for expected losses and the level of losses incurred in receivables is not relevant.

b. IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a five-step model to account for revenues from agreements with clients. According to IFRS 15, revenue is recognized for a value that reflects the consideration to which an entity expects to be entitled in exchange for the transfer or goods or services to a client. The new standard on revenue will replace all current requirements for recognition of revenue in accordance with IFRS.

Starting from July 1, 2018, the Company adopted the IFRS 15 – Revenue from Contracts with Customers.

The standard provides the principles to be applied by an entity to determine the measurement of revenue and how and when it must be recognized, based on five steps: i) identification of the agreements with clients; ii) identification of the performance obligations within the agreements; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations within the agreements; and v) recognition of revenue when the performance obligation is fulfilled.

The changes establish the criteria for measurement and registration of sales, as they were effectively made with due presentation, as well as registration of the values to which the Company is entitled in the operation, considering any estimates of impairment loss.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

In preparing to adopt IFRS 15, the Company considered the following:

(a) Sales of agricultural products

Revenue from sales of agricultural products is recognized when performance obligations are met, which consists of transferring the significant risks and benefits of ownership of the goods to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

(b) Sales of farms

Revenue from sale of farms is not recognized until the performance obligations are met, which consists of: (i) control of the asset has been transferred (ii) the Company has determined that it is probable the sale price will be collected, (iii) and the amount of revenue can be reliably measured. Usually these are met when the buyer makes the first down payment, and transfer of possession of the asset is completed, according to the contractual terms.

(c) Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than the past IFRS. The presentation requirements represent a significant change from past practice and increases the volume of disclosures required in the Company’s financial statements. As required by IFRS 15, the Company needs to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It also needs to disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment.

The Company analyzed the new standard and identified no relevant impacts on their financial statements, considering the nature of their sale transactions, in which performance obligations are clear and the transfer of control over assets is not complex (it is made to the extent the ownership and benefit are transferred to the beneficiaries).

c. IFRS 2 – Clarifications of classification and measurement of share-based payment transactions - Amendments

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

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 01, 2018, with early application permitted. The Company analyzed the new standard and identified no relevant impacts on its financial statement.

Standards issued but not yet adopted

a. IFRS 16 – Leases

IFRS 16 replaces IAS 17 – Leases, IFRIC 4 – Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating leases, and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease.

IFRS 16 establishes the principles for recognition, measurement, presentation and demonstration of leases and requires that lessees book all leases using a single model in the balance sheet, similar to the accounting of financial leases under IAS 17.

IFRS 16 came into force for annual periods beginning on January 1, 2019. According to the preliminary assessment by Management, said standard will have significant impacts on the financial statements, since, according to the new principles introduced by IFRS 16, the Company must recognize lease liabilities and right-of-use assets on the date of initial application for leases previously classified as operating leases. As of June 30, 2019, the Company’s main contract subject to IFRS 16 are related to agricultural partnership operations and land lease, as described in Notes 13 and 26, in addition to other less relevant contracts that involve the lease of vehicles, properties and machinery.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The standard will be effective for the Company for the fiscal year commencing July 1, 2019. The Company will be adopting the standard retrospectively by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on July 1, 2019, calculated at present value by the incremental borrowing rate of the lessee on the transition date. Therefore, with the identification of contracts that could be subject to the standard, the Company started to examine the inherent characteristics of each transaction and the treatment to be given to the components of lease agreements, particularly those pegged to land leases, which include, in their majority, the payment of an amount in Brazilian reais corresponding to a fixed volume of soybean or sugarcane, for example, on a certain date. This assessment is currently ongoing considering the complexity of the factors involved, which include determining the discount rate to be applied, seeking to adjust to present value the projected cash flows based on the underlying commodities that back the value of the lease, the presentation net or gross of taxes, derivatives and other items, therefore, the Company did not conclude the measurement of IFRS 16 adoption. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

b. IFRS 3 – Business combinations

The changes clarify that, when the entity obtains control of a business that is a joint operation, it must apply the requirements for a business combination in stages, including the revaluation of equity interest previously held in the assets and liabilities of the joint venture at fair value. By doing so, the acquirer reassesses the entire equity interest previously held in the joint venture.

The entity must apply these changes to business combinations for which the date of acquisition starts on the first day of the first annual period beginning as of January 1, 2019, with early adoption permitted. These changes apply to the Company’s future business combinations.

c. IFRS 11– Joint ventures

A party that participates, but which does not hold joint control of a joint venture, may obtain joint control of the joint venture whose activity is considered a business, as defined in IFRS 11.The changes clarify that the equity interest previously held in the joint venture will not be reassessed.

The entity must apply these changes to the operations whose control was obtained as from the start of the first annual period beginning as of January 1, 2019, with early adoption permitted. Currently none of the changes are applicable to the Company, although they could apply to future transactions.

d. IAS 12– Income taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

The Company applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the Company first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

e. Interpretation IFRIC 23 – Uncertainty over income tax treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

●	Whether an entity considers uncertain tax treatments separately
●	The assumptions an entity makes about the examination of tax treatments by taxation authorities
●	How an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates
●	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 01, 2019, but certain transition reliefs are available. The Company will apply interpretation from its effective date. The Company analyzed the new standard and identified no relevant impacts on their financial statements.

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

The Company is party to different legal and administrative proceedings, as described in Note 25. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss is responsibility of the Company and includes the opinion of outside legal advisors.

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

An increase or decrease by 1% in the expected productivity of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$1,404 and an increase or decrease by 1% in the price of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$1,788.

With regard to cattle, the Company values its stock at fair value based on market price publicly available for the region.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

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

Methodology used

At June 30, 2019, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

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
iv)	The soybean price considered at June 30, 2019, was R$65.87 (West Region – Bahia), R$67.89 (Balsas Region – Maranhão), R$64.04 (Alto Taquari Region – Mato Grosso) and R$64.04 (Mineiros Region – Goiás). These prices were obtained from public sources such as FNP newsletter. This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the price of soybean bag.

There were no changes in the valuation methodology used to estimate the fair value of the investment properties.

d)	Deferred income tax

The Company recognizes deferred income tax assets and liabilities, as described in Note 16, on tax loss carryforwards and temporary differences between the carrying amount and the tax basis of assets and liabilities using statutory rates. The Company regularly assesses if the deferred income tax assets recognized are recoverable, considering the taxable profit generated in the past as well as the expected future taxable profit, in accordance with a technical feasibility study performed by the Company.

4.	Financial risk management

4.1. Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalents, marketable securities, trade accounts receivables, accounts receivable and others, trade accounts payable, accounts payable for the purchase of farms, loans and financing and derivative financial instruments.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

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

b)	Interest rate and index risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the interest rates or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by inflation, such as the IGP-M rate (“FGV”).

c)	Agricultural commodities price risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the market prices of agricultural products.

4.4. Objectives and strategies of risk management and of use of derivative financial instruments

The Executive Board is responsible for managing financial risks, and evaluates the Company’s exposure to foreign currency risk, interest rate and index risk and agricultural commodities price risk with respect to assets, liabilities and transactions of the Company. Considering the exposure to such risks, Company management evaluates the convenience, cost and availability in the market of derivative financial instruments which allow the Company to mitigate such risks. After such assessment, the Executive Board decides whether to enter into the transaction within the parameters previously approved in the Policies referred to above and reports it in the Board of Directors’ meetings.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

4.5. Risks related to each operating strategy

The use of derivative financial instruments as an economic hedge reduce the risks of changes in cash flows arising from risks such as foreign currency, interest rate and price index and agricultural commodities prices.

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

In the case of exposure to exchange rates, there is a risk that the volume of U.S. dollars sold through forward contracts will be higher than the volume to which the Company is exposed. In such case, foreign exchange rates risk continues to exist in the same proportion as the mismatch, which could result from a reduction in the expected yield of a certain commodity or in a reduction in prices denominated in foreign currencies.

4.6. Restrictions related to the use of derivative financial instruments

Additionally, the Company is subjected to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded in the stock exchanges market or from prime first-tier financial institutions or “trading” companies. The Company understands that, at the balance sheet date, there are no indications of collectability risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

The main restrictions by the Company’s policy are as follows:

●	establishment of policies defined by the Board of Directors;

●	prohibition to enter into derivative financial instruments that have not been approved by the Executive Officers;

●	maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments contracts;

●	daily risk report with the consolidated position provided to a company comprising the Executive Officers and designated members of the Board of Directors;

●	monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

●	the fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

4.7. Impact of derivative financial instruments on the statement of income

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

The sensitivity analysis shows the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates five distinct scenarios that differ due to the intensity of variation in relation to the current market. At June 30, 2019, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

The preparation of the probable scenario took into consideration the market prices of each one of the reference assets of derivative financial instruments held by the Company at year end. Since all these assets are traded in competitive and open markets, the current market price is a meaningful reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value and the Probable Scenario, it resulted in no mathematical difference.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The assumptions and scenarios are as follows:

	2019
		Devaluation in reais (R$)		Appreciation in reais (R$)
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV + 50%
Soybean - R$ / bag –December 20, 2019 (CBOT)	80.69	60.52	40.35	100.86	121.04
Soybean - R$ / bag – February 21, 2020 (CBOT)	79.55	59.66	39.78	99.44	119.33
Soybean - R$ / bag – June 26, 2020 (CBOT)	80.69	60.52	40.35	100.86	121.04
Soybean - R$ / bag – June 29, 2020 (CBOT)	80.69	60.52	40.35	100.86	121.04
Corn - R$ / bag – August 23, 2019 (CBOT)	38.45	28.84	19.23	48.06	57.68
Corn - R$ / bag – September 13, 2019 (CBOT)	38.45	28.84	19.23	48.06	57.68
Corn - R$ / bag – September 17, 2019 (BM&F)	37.16	27.87	18.58	46.45	55.74
Corn - R$ / bag –December 20, 2019 (CBOT)	37.77	28.33	18.89	47.21	56.66
Corn - R$ / bag – August 24, de 2020 (CBOT)	37.77	28.33	18.89	47.21	56.66
Fed Cattle - R$ / arroba –July 31, 2019 (BM&F)	156.00	117.00	78.00	195.00	234.00
Fed Cattle - R$ / arroba – October 31, 2019 (BM&F)	164.15	123.11	82.08	205.19	246.23
Fed Cattle - R$ / arroba – November 1, 2019 (BM&F)	164.15	123.11	82.08	205.19	246.23
Cotton - R$ / arroba – July 12, 2019 (CBOT)	83.74	62.81	41.87	104.68	125.61
Cotton - R$ / arroba – November 11, 2019 (CBOT)	83.74	62.81	41.87	104.68	125.61
Cotton - R$ / arroba –December 6, 2019 (CBOT)	83.74	62.81	41.87	104.68	125.61
USD - July 4, 2019	3.83	2.87	1.92	4.79	5.75
USD - July 5, 2019	3.83	2.87	1.92	4.79	5.75
USD - July 30, 2019	3.85	2.89	1.93	4.81	5.78
USD - July 31, 2019	3.85	2.89	1.93	4.81	5.78
USD - August 30, 2019	3.86	2.90	1.93	4.83	5.79
USD - November 26, 2019	3.89	2.92	1.95	4.86	5.84
USD - March 30, 2020	3.93	2.95	1.97	4.91	5.90
Interest (rate%) – August 15, 2023	6.83%	5.12%	3.42%	8.54%	10.25%

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators remain unchanged. Estimated amounts below can significantly differ from amount eventually settled.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

							Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) annual average rates		At June 30, 2019			Scenario I – Probable		Decrease	-25%	Decrease	-50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate(*)	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate

Short-term investments	CDI	81,013	-	6.40%	(486)	5.80%	(1,175)	4.35%	(2,349)	2.90%	1,175	7.25%	2,349	8.70%
Marketable securities - LFT	SELIC	55	-	6.40%	-	6.58%	(1)	4.94%	(2)	3.29%	1	8.23%	2	9.87%
Marketable securities	CDI	13,097	-	6.40%	(79)	5.80%	(190)	4.35%	(380)	2.90%	190	7.25%	380	8.70%
Cash - USD	USD	21,390	5,582	3.83	(718)	3.96	(5,527)	2.97	(11,054)	1.98	5,527	4.95	11,054	5.94
Total cash, cash equivalents		115,555	5,582		(1,283)		(6,893)		(13,785)		6,893		13,785

Financing in Paraguay - Palmeiras	USD	(322)	(84)	3.83	(41)	3.96	319	2.97	638	1.98	(319)	4.95	(638)	5.94
Debentures	CDI	(151,344)	-	6.40%	908	5.80%	2,194	4.35%	4,389	2.90%	(2,194)	7.25%	(4,389)	8.70%
Financing for Machinery and Equipment – FINAME	TJLP	(1,284)	-	6.26%	-	6.26%	20	4.70%	40	3.13%	(20)	7.83%	(40)	9.39%
Financing for sugarcane	TJLP	(10,947)	-	6.26%	-	6.26%	171	4.70%	343	3.13%	(171)	7.83%	(343)	9.39%
Total financing (b)		(163,897)	(84)		867		2,704		5,410		(2,704)		(5,410)

Araucária III	Soybean bags	5,222	78,508	71.16	-	71.16	(1,306)	53.37	(2,611)	35.58	1,306	88.95	2,611	106.74
Araucária IV	Soybean bags	7,238	106,393	73.70	-	73.70	(1,810)	55.28	(3,619)	36.85	1,810	92.13	3,619	110.55
Araucária V	Soybean bags	38,083	575,000	79.39	-	79.39	(9,521)	59.54	(19,042)	39.69	9,521	99.23	19,042	119.08
Jatobá I	Soybean bags	6,182	90,000	72.73	-	72.73	(1,546)	54.55	(3,091)	36.36	1,546	90.91	3,091	109.09
Jatobá II	Soybean bags	118,823	1,833,296	81.65	-	81.65	(29,706)	61.23	(59,412)	40.82	29,706	102.06	59,412	122.47
Jatobá III	Soybean bags	42,131	704,805	83.27	-	83.27	(10,533)	62.45	(21,066)	41.64	10,533	104.09	21,066	124.91
Alto Taquari	Soybean bags	4,269	67,968	73.55	-	73.55	(1,067)	55.16	(2,135)	36.78	1,067	91.94	2,135	110.33
Total receivables from farms		221,948	3,455,970		-		(55,489)		(110,976)		55,489		110,976

Operations with derivatives, net	Grains	(8,383)	(2,588,394)	(a)	(8,798)	(a)	5,834	(a)	11,047	(a)	(39,369)	(a)	(76,354)	(a)
Operations with derivatives, net	USD	894	(41,889)	(a)	957	(a)	37,699	(a)	74,440	(a)	(35,785)	(a)	(72,527)	(a)
Operations with derivatives, net	Cattle	(89)	(23,430)	(a)	40	(a)	1,692	(a)	3,344	(a)	(1,612)	(a)	(3,263)	(a)
Operations with derivatives, net	Cotton	164	(1,674)	(a)	245	(a)	526	(a)	808	(a)	(7,016)	(a)	(28,189)	(a)
Operations with derivatives, net	Swap	986	14,810	(a)	1,038	(a)	1,602	(a)	2,190	(a)	498	(a)	(21)	(a)
Margin - LFT Socopa	SELIC	2,292	-	6.40%	(14)	5.80%	(33)	4.35%	(66)	2.90%	33	7.25%	66	8.70%
Total derivatives (a)		(4,136)			(6,532)		47,320		91,763		(83,251)		(180,288)

Cresca, net	USD	(1,358)	(354)	3.83	(44)	3.96	350	2.97	701	1.98	(350)	4.95	(701)	5.94
Helmir, net	USD	301	79	3.83	12	3.96	(78)	2.97	(156)	1.98	78	4.95	156	5.94
Total related parties		(1,057)	(275)		(32)		272		545		(272)		(545)

(*)	SOURCE Risks: Bloomberg

(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.

(b)	The sensitivity analyses do not consider financing transactions with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

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

Management policy is to maintain sufficient cash and marketable securities to comply with its financial commitments, due to the mismatch of terms or volume between the estimated amounts receivables and payables.

The table below shows the Company’s financial liabilities by maturity. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, which are recorded at fair value/. With respect to payables for the purchase of farms all amounts due at June 30, 2019 and 2018 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

	Note	Less than one year	From one to two years	From three to five years	Above five years	Total

At June 30, 2019
Trade payable	14.1	63,959	-	-	-	63,959
Financial instruments derivatives	6	11,055	-	-	-	11,055
Loans, financing and debentures	15	76,608	78,326	124,191	6,728	285,853
Lease payables	13	254	-	-	20,943	21,197
Transactions with related parties	27	2,405	-	-	-	2,405

At June 30, 2018
Trade payable	14.1	48,518	-	-	-	48,518
Financial instruments derivatives	6	10,489	2,145	-	-	12,634
Loans and financing	15	68,412	21,298	143,793	22,302	255,805
Lease payables	13	1,676			18,539	20,215
Transactions with related parties	27	1,831	-	-	-	1,831

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

According to the following table, the Company presents net debt of loans, acquisitions payable and trade accounts payables and the financial leverage index.

	2019	2018
Loans, financing and debentures (Note 15)	285,853	255,805
Total lease payables (Note 13)	21,197	20,215
Total trade accounts payables (Note 14.1)	63,959	48,518
Total derivatives (Note 6)	11,055	12,634
	382,064	337,172
Less: cash and cash equivalents (Note 5.1)	(106,627)	(104,314)
Less: marketable securities (Notes 5.2)	(13,152)	(29,441)
	(119,779)	(133,755)
Net debt	262,285	203,417
Total equity	880,533	755,864
Financial leverage	29.79%	26.91%

4.10. Fair value hierarchy and classification of financial instruments

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	June 30, 2019
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade receivables, net	7,1	71,295	71,295	-	71,295	-
Related-party transactions	27	1,987	1,987	-	1,987	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	5,1	81,013	81,013	81,013	-	-
Marketable securities	5,2	4,038	4,038	4,038	-	-
Receivables from sale of farm, net (c)	7,1	41,351	41,351	-	-	41,351
Derivative operations (b)	6	5,906	5,906	3,084	2,822	-
Noncurrent
Marketable securities	5,2	9,114	9,114	9,114	-	-
Receivables from sale of farm, net (c)	7,1	180,597	180,597	-	-	180,597
Derivative operations (b)	6	1,013	1,013	27	986	-

Non-financial assets measured at fair value
Current
Biological assets	9	99,881	-	-	13,887	85,994

Noncurrent
Biological assets	9	23,235	-	-	23,235	-

Non-financial assets measured at cost
Noncurrent
Investment properties	10	548.717	1,471,248	-	-	1,471,248

Financial liabilities measured at amortized cost
Current
Trade payables	14,1	63,959	63,959	-	63,959	-
Borrowings and Financing (a)	15	76,608	76,608	-	76,608	-
Related-party transactions	27	2,405	2,405	-	2,405	-
Noncurrent
Loans and financing (a)	15	209,245	209,245	-	209,245	-

Financial liabilities measured at fair value through profit and loss
Current
Financial lease sugarcane field – Parceria III	13	254	254	-	254	-
Derivative operations (b)	6	11,055	11,055	9,127	1,928	-
Noncurrent
Financial lease sugarcane field – Parcerias III and IV	13	20,943	20,943	-	20,943	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

	June 30, 2018
Consolidated - R$ thousand	Note	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivable, net	7,1	57,185	57,185	-	57,185	-
Transactions with related parties	27	1,66	1,66	-	1,66	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	5,1	81,213	81,213	81,213	-	-
Marketable securities	5,2	11,215	11,215	11,215	-	-

Receivables from sale of farm, net	7,1	21,372	21,372	-	21,372	-
Derivative financial instruments (b)	6	28,299	28,299	21,006	7,293	-
Noncurrent
Marketable securities	5,2	18,226	18,226	18,226	-	-
Receivables from sale of farm, net	7,1	55,423	55,423	-	55,423	-
Derivative financial instruments (b)	6	4,053	4,053	-	4,053	-

Non-financial assets measured at fair value
Current
Biological assets	9	61,993	61,993	2,203	-	59,79

Noncurrent
Biological assets	9	34,053	34,053	-	34,053	-

Non-financial assets measured at cost
Noncurrent
Investment properties	10	557,152	1,385,780	-	-	1,385,780

Financial liabilities measured at amortized cost
Current
Trade accounts payable	14,1	48,518	48,518	-	48,518	-
Loans and financing (a)	15	68,412	68,412	-	68,412	-
Transactions with related parties	27	1,831	1,831	-	1,831	-
Noncurrent
Loans and financing (a)	15	187,393	187,393	-	187,393	-

Financial liabilities measured at fair value through profit and loss
Current
Financial lease sugarcane field – Parceria III	13	1,676	1,676	-	1,676	-
Derivative financial instruments (b)	6	10,489	10,489	1,275	9,214	-
Noncurrent
Financial lease sugarcane field – Parcerias III and IV	13	18,539	18,539	-	18,539	-
Derivative financial instruments (b)	6	2,145	2,145	-	2,145	-

(a)	The book value of loans and financing presented in the financial statements approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;
(b)	The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above
(c)	Due to market volatility, one of the non-observable inputs became significant and the receivables from sales of farms were reclassified from Level 2 to Level 3. The Company’s policy is to recognize transfers from and to Level 3 on the date of the event or change in the circumstances that caused the transfer.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2019, are as follows. There were no reclassifications:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Receivables from sales of farms	Discounted cash flow	Premium (or Basis)	0.3 - 0.5 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$4,644. An increase or decrease of 2% in the receivables from sales of farms.

5.	Cash and cash equivalents and marketable securities

5.1. Cash and cash equivalents

	CDI*	2019	2018
Cash and banks	-	25,614	23,101
Repurchase agreements (a)	62%	12,632	15,242
Bank deposit certificates	98% a 100%	46,262	33,137
Brazilian treasury bonds	101% a 102%	22,119	32,834
		106,627	104,314

*	Interbank Deposit Certificates

(a)	The Company uses this type of investment for funds that will be redeemed in less than 30 days, according to the projected cash flow and also in case of need to invest funds that were received after banking hours.

The Company has R$21,390 (R$22,700 as of June 30, 2018), of bank balances denominated in foreign currencies which do not bear any interest.

5.2. Marketable securities

	2019	2018

Bank deposit certificates (a)	3,983	1,129
Treasury financial bills (c)	55	10,086
Total current	4,038	11,215

Bank deposit certificates (a)	-	9,588
Banco do Nordeste (BNB) (a) / (b)	9,114	8,638
Total noncurrent	9,114	18,226
Marketable securities	13,152	29,441

(a)	Indexed to rates from 98% to 102.5% of the CDI – Interbank Deposit Certificate.
(b)	The securities in BNB consist of CDBs provided as collateral for financing and must be held up to the end of the contract (see Note 15).
(c)	Treasury bonds indexed to the Selic rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

6.	Derivative financial instruments

							2019
							Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Total Net balance	Notional (’000)	Short (long) position	Unit
Currency US$	August-19	Options	FC Stone	396	(182)	214	(4,000)	-	US$
Currency US$	August-19	Options	Olam	42	-	42	(500)	-	US$
Currency US$	March-20	Options	Itaú BBA	2,220	(1,536)	684	(14,000)	-	US$
Currency US$	July-19	NDF	Santander	7	-	7	(450)	-	US$
Currency US$	July-19	NDF	ABC	57	-	57	(370)	-	US$
Currency US$	July-19	NDF	Rabobank	-	(79)	(79)	(5,659)	-	US$
Currency US$	July-19	NDF	Itaú BBA	2	-	2	(250)	-	US$
Currency US$	July-19	NDF	Olam	-	(131)	(131)	(4,160)	-	US$
Currency US$	November-19	NDF	Itaú BBA	77	-	77	(10,000)	-	US$
Currency US$	November-19	NDF	Banco Safra	21	-	21	(2,500)	-	US$

		Current		2,822	(1,928)	894	(41,889)	-	US$
		Total currency risk		2,822	(1,928)	894	(41,889)	-	US$
Soybean CBOT	December-19	Soybean futures and accrual	Trading Companies/Banks/CBOT	428	(1,482)	(1,054)	-	(763,206)	bags
Soybean CBOT	June-20	Soybean futures and accrual	Trading Companies/Banks/CBOT	-	(1,165)	(1,165)	-	(182,029)	bags
Soybean CBOT	June-20	Soybean futures	Trading Companies/Banks/CBOT	76	-	76	-	(12,891)	bags
Soybean CBOT	February-20	Soybean options fs	Trading Companies/Banks/CBOT	-	(4,091)	(4,091)	-	(861,786)	bags
							-
Corn CBOT	August-19	Corn options	RJO Brien	-	(428)	(428)	-	(99,484)	bags
Corn BM&F	September-19	Corn options	Itaú BBA	-	(246)	(246)	-	(83,250)	bags
Corn BM&F	September-19	Corn options	BM&F	-	(659)	(659)	-	(249,750)	bags
Corn CBOT	September-19	Corn futures	Trading Companies/Banks/CBOT	-	(457)	(457)	-	(84,667)	bags
Corn CBOT	December-19	Corn futures and accrual	Trading Companies/Banks/CBOT	40	(426)	(386)	-	(217,361)	bags
Corn CBOT	August-20	Corn futures and accrual	Trading Companies/Banks/CBOT	27	-	27	-	(33,970)	bags
Fed Cattle BM&F	July-19	Fed cattle futures	BM&F	-	-	-		(3,630)	arroba
Fed Cattle BM&F	September-19	Fed cattle futures	BM&F	-	-	-	-	(3,300)	arroba
Fed Cattle BM&F	October-19	Fed cattle options	BM&F	-	(51)	(51)	-	(9,900)	arroba
Fed Cattle BM&F	November-19	Fed cattle options	Itaú BBA	-	(38)	(38)	-	(6,600)	arroba

Cotton	July-19	Cotton options	Trading Companies/Banks/CBOT	-	(84)	(84)	-	(1,473)	ton.
Cotton	November-19	Cotton futures and accrual	Trading Companies/ Banks /CBOT	106	-	106	-	(89)	ton.
Cotton	December-19	Cotton futures	Trading Companies/ Banks/CBOT	142	-	142	-	(112)	ton.

Ethanol BM&F	July-19	Ethanol futures	BM&F	-	-	-	-	(600)	m³
Ethanol BM&F	August-19	Ethanol futures	BM&F	-	-	-	-	(600)	m³
Ethanol BM&F	September-19	Ethanol futures	BM&F	-	-	-	-	(300)	m³

		Current (bags)		544	(8,954)	(8,410)	-	(2,554,424)	bags
		Current (arrobas)		-	(89)	(89)	-	(23,430)	arrobas
		Current (tons)		248	(84)	164	-	(1,674)	tons
		Current (cubic meters)					-	(1,500)	cubic meters
		Noncurrent (bags)		27	-	27	-	(33,970)	bags
		Total risk with commodities		819	(9,127)	(8,308)	-	(2,614,998)
Interest R$	August-23	SWAP Pre-DI	Bradesco	986	-	986	14,810		BRL
		Current		-	-	-	-	-	BRL
		Noncurrent		986	-	986	14,810	-	BRL
		Total risk with interest		986	-	986	14,810	-	BRL
		Total risks		4,627	(11,055)	(6,428)	(27,079)	(2,614,998)
		Margin deposit		2,292	-	2,292
			Current	5,906	(11,055)
			Noncurrent	1,013	-
			Result on June 30, 2019 (Note 23)	114,300	(98,617)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

				2018
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Net balance	Notional (’000)	Call option (put option)	Unit
Currency US$	October -18	Options	FC Stone	1,490	(2,484)	(994)	(4,800)	-	US$
Currency US$	June -18	Dollar – 1st Futures	BM&F	1	(1,086)	(1,085)	(31,000)	-	US$

		Current		1,491	(3,570)	(2,079)	(35,800)	-	US$
		Noncurrent		-	-	-	-	-	US$
		Total US$ risk		1,491	(3,570)	(2,079)	(35,800)	-	US$

Soybean CBOT	July-18	Soybean Options	Trading Companies/Banks/CBOT	-	(7)	(7)	-	(77,107)	Bags
Soybean CBOT	October-18	Soybean Options	Trading Companies/Banks/CBOT	-	(1,275)	(1,275)	-	(1,294,946)	Bags
Soybean CBOT	July-18	Futures Soybean	Trading Companies/Banks/CBOT	5,451	(5,569)	(118)	-	-	Bags
Soybean CBOT	October-18	Futures Soybean	Trading Companies/Banks/CBOT	351	-	351	-	(16,975)	Bags
Soybean CBOT	July-19	Futures Soybean	Trading Companies/Banks/CBOT	3,999	(2,145)	1,854	-	(430,893)	Bags
Ethanol BM&F	July-18	Futures Ethanol	BM&F	42	-	42	-	(300)	m^3
Ethanol BM&F	August-18	Futures Ethanol	BM&F	94	-	94	-	(900)	m^3
Ethanol BM&F	September-18	Futures Ethanol	BM&F	80	-	80	-	(900)	m^3

		Current (bags)		5,802	(6,851)	(1,049)	-	(1,389,028)	Bags
		Current (Ethanol)		216	-	216	-	(2,100)	Cubic Meters
		Noncurrent (bags)		3,999	(2,145)	1,854	-	(430,893)	Bags
		Total commodities risk		10,017	(8,996)	1,021	-	(1,822,021)

Interest R$	January-18	DI SWAP x Dollar	Banco Safra	-	-	-	-	-	BRL
Interest R$	August-23	Pre-DI SWAP	Bradesco	54	-	54	14,810	-	BRL
Interest R$	July-18	Pre-DI SWAP	ABC	-	(12)	(12)	10,000	-	BRL
Interest R$	August-18	Pre-DI SWAP	Itaú BBA Jaborandi	-	(11)	(11)	20,000	-	BRL
Interest R$	May-19	Pre-DI SWAP	Itaú BBA Jaborandi	-	(45)	(45)	20,000	-	BRL

		Current		-	(68)	(68)	50,000	-	BRL
		Noncurrent		54	-	54	14,810	-	BRL
		Total interest rate risk		54	(68)	(14)	64,810	-	BRL

		Total risks		11,562	(12,634)	(1,072)	29,010	(1,822,021)

		Margin deposit		20,790	-	20,790

			Current	28,299	(10,489)
			Noncurrent	4,053	(2,145)
			Income statement impact at June 30, 2018 (Note 23)	62,965	(68,300)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The Company uses derivative financial instruments such as forward currency contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

The total fair value of a derivative is classified as non-current assets or liabilities if the remaining maturity of the derivative is over 12 months, and as current assets or liabilities if the remaining maturity of the derivative is less than 12 months.

7.	Accounts receivable and others

	Note	2019	2018
Trade accounts receivable	7.1	112,646	78,557
Recoverable taxes	7.2	5,950	9,479
Advances to suppliers		5,790	6,711
Other receivables		934	429
Total current		125,320	95,176

Trade accounts receivable	7.1	180,597	55,423
Recoverable taxes	7.2	21,269	17,847
Judicial deposits	25	1,667	1,505
Total noncurrent		203,533	74,775

7.1 Trade accounts receivable

	2019	2018
Sale of sugarcane (c)	27,623	36,742
Sale of grains (d)	36,546	14,757
Sale of cattle	1,210	589
Leases of land	6,954	5,747
Sale of machinery	121	216
Sale of farms (e)	41,351	21,372
	113,805	79,423

Allowance for expected credit losses (a)	(1,159)	(866)

Total current	112,646	78,557

Sale of farms (e)	180,597	55,423

Total noncurrent	180,597	55,423

a)	Changes in the allowance for expected credit losses:

At June 30, 2017	861
Accrual of provision	284
Write-off or reversal	(279)
At June 30, 2018	866
Accrual of provision	397
Write-off or reversal	(104)
At June 30, 2019	1,159

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

b)	Breakdown of receivable by maturity

	2019	2018
Falling due:
Up to 30 days	49,885	34,305
31 to 90 days	24,456	19,611
91 to 180 days	12,000	9,159
181 to 360 days	20,555	15,316
Over 360 days	180,597	55,423

Past due:
Up to 30 days	5,642	106
31 to 90 days	108	60
91 to 180 days	-	2
181 to 360 days	308	8
Over 360 days	851	856
	294,402	134,846

c)	Sale of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Brenco Companhia Brasileira de Energia Renovável (Brenco) and the second agreement is included in the partnership IV Agreement, as mentioned in the explanatory note on Commitments, whose credit risks are assessed in accordance with the internal policy as presented in Note 4.8b.

No expected credit allowance was recorded at June 30, 2019, and no defaulted payments exist as of the date of these Financial Statements.

The accounts receivable balance from Brenco amounted to R$ 18,290 as of June 30, 2019. See Note 29.

d)	Sale of grains

For the year ended June 30, 2019 and 2018, corn and soybean were sold mainly to the clients Bunge Alimentos, Louis Dreyfus, Amaggi and Cargill Agrícola and Bunge Alimentos and Cargill, respectively. See Note 18 for information on concentration of clients.

e)	Receivables from sale of farms

Total amounts sold, collected and receivables from sale of farms are as follows:

	Araucária II	Araucária III	Araucária IV	Araucária V	Jatobá I	Jatobá II	Jatobá III	Alto Taquari I	Consolidated
At June 30, 2017	4,403	8,789	10,995	-	7,541	-	-	-	31,728
Sales	-	-	-	52,405	-	-	-	-	52,405
Receipts	(4,994)	(2,493)	(4,250)	(5,267)	(877)	-	-	-	(17,881)
Fair value adjustment	591	2,231	2,272	3,456	1,993	-	-	-	10,543
At June 30, 2018	-	8,527	9,017	50,594	8,657	-	-	-	76,795
Sales (a)	-	-	-	-	-	123,335	47,016	6,871	177,222
Receipts	-	(2,980)	(1,525)	(10,115)	(2,513)	(21,000)	(5,000)	(2,927)	(46,060)
Fair value adjustment	-	(325)	(254)	(2,396)	38	16,488	115	325	13,991
At June 30, 2019	-	5,222	7,238	38,083	6,182	118,823	42,131	4,269	221,948

Current	-	2,409	3,025	8,367	4,132	17,836	4,864	718	41,351
Noncurrent	-	2,813	4,213	29,716	2,050	100,987	37,267	3,551	180,597

(a)	Information on sales and the amounts received in the fiscal year ended June 30, 2019 is presented in Notes 1.1 and 19.b.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

7.2 Recoverable taxes

	2019	2018
Withholding income tax (IRRF) on financial investments to be offset	3,284	3,843
Income tax losses and social contribution carryforwards	-	148
Other recoverable taxes and contributions	2,666	5,488
Total current (a)	5,950	9,479

ICMS recoverable	9,792	8,429
ICMS recoverable on property, plant and equipment	194	409
Non-cumulative PIS and COFINS to be offset	4,804	6,837
IRRF on financial investments to be offset	6,479	2,172
Total noncurrent	21,269	17,847

(a)	Of the amounts consolidated as of June 30, 2018, the amount of R$ 4,844 refers to Value Added Tax in Paraguay recovered in 2019

8.	Inventories

	2019	2018

Soybean	54,581	50,289
Corn	11,116	6,247
Cotton	4,349	-
Other harvests	255	1,153
Agricultural products	70,301	57,689

Raw materials	26,767	11,933
	97,068	69,622

8.1 Adjustment to recoverable value of inventories of agricultural products

At June 30, 2017	(1,212)
Adjustment to recoverable value of agricultural products, net	883
Realization as cost of sales	325
At June 30, 2018	(4)
Adjustment to recoverable value of agricultural products, net	(2,040)
Realization as cost of sales	1,773
At June 30, 2019	(271)

9.	Biological assets

	2019	2018
Cattle	37,122	34,053
Grain plantation	12,860	2,203
Cotton plantation	8,606	-
Sugarcane plantation	64,528	59,790

Total	123,116	96,046

Current	99,881	61,993
Noncurrent	23,235	34,053

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and manpowers used in the crops.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2019	2018

Grains	8,766	1,322
Cotton	976	-
Sugarcane (i)	27,843	29,955
	37,585	31,277

(i)	For sugarcane the area considered above refers to the total to be harvested in all the future cuts, considered in the cash flow for calculation of fair value of biological assets. This area includes the hectares leased from Brenco and Partnership IV, according to contracts executed on May 8, 2015 and February 7, 2017, respectively.

Changes in agricultural activity

	Grains	Cotton	Sugarcane
At June 30, 2017	1,385		36,875

Expenditures with plantation	81,080	-	-
Expenditures with tilling	-	-	130,197
Fair value variation	54,892	-	43,952
Harvest of agricultural produce	(136,396)	-	(151,234)
Effect of conversion	1,242	-	-

At June 30, 2018	2,203	-	59,790

Expenditures with plantation	173,367	13,323	-
Expenditures with tilling	-	-	123,230
Fair value variation	18,062	2,619	34,511
Harvest of agricultural produce	(181,411)	(7,336)	(153,003)
Effect of conversion	639	-	-

At June 30, 2019	12,860	8,606	64,528

Changes in cattle activity

	Heads of cattle (in number)	Cattle
At June 30, 2017	8,644	13,435

Acquisition/birth costs	14,680	14,311
Handling costs	-	9,415
Sales	(2,006)	(4,332)
Deaths	(325)	(476)
Consumption	-	239
Effect of conversion	-	1,461
At June 30, 2018	20,993	34,053

Acquisition/birth costs	8,981	7,917
Handling costs	-	11,955
Sales	(8,750)	(17,668)
Deaths	(357)	(581)
Consumption	(2)	(5)
Effect of conversion	-	(75)
Change in fair value	-	1,526
At June 30, 2019	20,865	37,122

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

Quantitative data about cattle activity, expressed in heads of cattle

	Consolidated
	Consumable cattle	Production cattle
At June 30, 2018	-	20,993
At June 30, 2019	4,896	15,969

Fair value hierarchy at June 30, 2019

	Amount	Fair value
Sugarcane	64,528	Level 3
Cattle	37,122	Level 2
Grains	12,860	Level 3
Cotton	8,606	Level 3

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2019, are as follows. There were no reclassifications among the levels during the year.

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Increase in inputs	Sensitivity of inputs to fair value Decrease in inputs

Sugarcane	Discounted cash flow	- Yield	Yield: 37,92 to 112,76 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	Total recoverable sugar: (TRS) 137 to 142 per ton of cane	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.
Corn	Discounted cash flow	- Yield	Yield: 4,8 to 5,8 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
Cotton	Discounted cash flow	- Yield	Yield: 3,7 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

Gain (loss) from changes in fair value

	2019	2018	2017
Grains	18,062	54,892	4,302
Cotton	2,619	-	-
Sugarcane	34,511	43,952	11,532
Cattle	1,526	239	(3,568)
	56,718	99,083	12,266

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

10.	Investment properties

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2018

Opening balance	300,487	26,369	53,021	379,877	9,922	389,799
Acquisitions	2,231	152	1,390	3,773	20,088	23,861
Acquisitions – corporate reorganization	113,158	4,141	-	117,299	23,653	140,952
Disposals	(10,676)	(116)	-	(10,792)	(1)	(10,793)
Transfers	-	1,979	6,943	8,922	(8,922)	-
(-) Depreciation / amortization	-	(983)	(11,916)	(12,899)	-	(12,899)
Effect of conversion	19,879	710	36	20,625	5,607	26,232
Net book balance	425,079	32,252	49,474	506,805	50,347	557,152

At June 30, 2018
Total cost	425,079	39,925	145,397	610,401	50,347	660,748
Accumulated depreciation	-	(7,673)	(95,923)	(103,596)	-	(103,596)
Net book balance	425,079	32,252	49,474	506,805	50,347	557,152

Annual depreciation rates (weighted average) - %		4-20	10-20

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2019

Opening balance	425,079	32,252	49,474	506,805	50,347	557,152
Acquisitions	718	92	408	1,218	26,993	28,211
Disposals	(14,416)	(2,098)	(10,662)	(27,176)	(765)	(27,941)
Transfers	-	10,641	45,726	56,367	(56,297)	70
(-) Depreciation / amortization	-	(1,268)	(6,373)	(7,641)	-	(7,641)
Effect of conversion	(820)	39	259	(522)	(612)	(1,134)

Net book balance	410,561	39,658	78,832	529,051	19,666	548,717

At June 30, 2019
Total cost	410,561	48,599	181,128	640,288	19,666	659,954
Accumulated depreciation	-	(8,941)	(102,296)	(111,237)	-	(111,237)
Net book balance	410,561	39,658	78,832	529,051	19,666	548,717

Annual depreciation rates (weighted average) - %		4-20	10-20

Three farms owned by the Company are held as guarantee for loans and financing according to Note 15, representing 30% of total investment properties.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair value*		Book value**
Farm	State	2019	2018	Real estate	Acquisition	2019	2018	2019	2018

Jatobá	Bahia	18,073	30,981	Jaborandi Ltda	Mar-07	231,646	340,942	33,930	56,963
Alto Taquari	Mato Grosso	5,291	5,394	Mogno Ltda	Aug-07	174,580	158,726	35,247	35,962
Araucária	Goiás	5,534	5,534	Araucária Ltda	Apr-07	163,008	137,796	44,672	43,198
Chaparral	Bahia	37,182	37,182	Cajueiro Ltda	Nov-07	373,014	312,256	87,909	82,038
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	35,822	32,145	23,466	23,116
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	65,172	58,171	27,385	27,735
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	211,988	156,798	110,157	106,387
Moroti	Boquerón Paraguay	59,490	59,490	Agropecuaria Moroti S/A	Feb-18	216,018	188,946	164,190	166,477
		185,147	198,158			1,471,248	1,385,780	526,956	541,876

(*)	The fair value of the investment property on June 30, 2019 was R$1,471,248 (R$1,385,780 June 30, 2018). The fair value was determined based on a comparative market approach and was prepared by the Company’s specialists. The comparable sales value of investment properties is adjusted considering the specific aspects of each property, where the price per hectare is the most relevant assumption. The fair value presented is considered as level 3 in the fair value hierarchy and there were no reclassifications among levels in the year.
(**)	At June 30, 2019 the book value of R$526,956 (R$541,876 at June 30, 2018) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates investments made in certain partnerships (leased farms), which are not an integral part of the Company’s portfolio of owned farms.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

11.	Investments

a)	Changes in investments

At June 30, 2017	101,426
Write-off of investment due to spin-off	(115,478)
Share of profit in a joint venture	14,671
Effect from currency translation adjustment	(533)
At June 30, 2018	86
Future capital contributions	49
Share of profit in a joint venture	1,102
Effect from currency translation adjustment	19
At June 30, 2019	1,256

b)	Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2019 and 2018, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at the fair value adjustment on the acquisition date:

	2019	2018
Assets	2,876	3,371
Current	2,865	3,356
Cash and cash equivalents	349	333
Accounts receivable, inventories and other receivables	2,516	3,023
Noncurrent	11	15
Other noncurrent	11	15

Liabilities	365	3,200
Current	365	3,200
Trade payables, taxes and loans	365	3,200
Total net assets	2,511	171
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,256	86

	2019	2018
Revenue	3	83
Cost of products sold	(6)	(684)
Gross revenue (expenses)	(3)	(601)
Selling expenses	(43)	(34)
Administrative expenses	(235)	(374)
Other profit/expenses	(72)	437
Finance profit	-	32,340
Finance costs	(101)	16
Loss before tax	(454)	31,784
Income and social contribution taxes	2,658	(2,443)
Loss for the year	2,204	29,341
Company’s interest – 50%	1,102	14,671
Equity method	1,102	14,671

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

12.	Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Construction in progress	Sugarcane	Total property, plant and equipment
At July 1, 2017
Opening balance	192	2,211	7,736	505	10,644	59	44,042	54,745
Acquisitions	10	5,458	4,634	318	10,420	52	32,385	42,857
Disposals	-	215	74	55	344	-	-	344
Transfers	-	(55)	(235)	(6)	(296)	-	(137)	(433)
Depreciation	(5)	(856)	(1,214)	(110)	(2,185)	-	(10,498)	(12,683)
Accounting balance, net	197	6,973	10,995	762	18,927	111	65,792	84,830

At July 1, 2018
Total cost	931	11,091	25,225	1,621	38,868	111	97,907	136,886
Accumulated depreciation	(734)	(4,118)	(14,230)	(859)	(19,941)	-	(32,115)	(52,056)
Accounting balance, net	197	6,973	10,995	762	18,927	111	65,792	84,830

At June 30, 2019
Opening balance	197	6,973	10,995	762	18,927	111	65,792	84,830
Acquisitions	2	7,835	1,850	453	10,140	289	32,609	43,038
Disposals	-	(94)	(322)	(17)	(433)	-	-	(433)
Transfers	-	330	-	-	330	(400)	-	(70)
Depreciation	(88)	(1,270)	(1,480)	(154)	(2,992)	-	(16,500)	(19,492)
Translation gains/losses	-	-	(21)	-	(21)	-	-	(21)
Accounting balance, net	111	13,774	11,022	1,044	25,951	-	81,901	107,852

At June 30, 2019
Total cost	933	19,162	26,732	2,057	48,884	-	130,516	179,400
Accumulated depreciation	(822)	(5,388)	(15,710)	(1,013)	(22,933)	-	(48,615)	(71,548)
Accounting balance, net	111	13,774	11,022	1,044	25,951	-	81,901	107,852

Annual depreciation rates (weighted average) - %	2-20	10	13-20	10			16-27

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

13.	Financial leases

	Institution	Maturity	2019	2018
Current
Financial lease sugarcane fields	Parceria III	November/18	254	1,676
			254	1,676
Noncurrent
Financial lease sugarcane fields	Parceria IV	January/32	20,943	18,539
			20,943	18,539

			21,197	20,215

Changes in financial leases during the year ended June 30, 2019 and 2018 are as follows:

	2017	Present value adjustment	2018
Financial lease sugarcane fields - Parceria III	3,284	(1,608)	1,676
Financial lease sugarcane fields - Parceria IV	20,795	(2,256)	18,539
	24,079	(3,864)	20,215

	2018	Present value adjustment	2019
Financial lease sugarcane fields - Parceria III	1,676	(1,422)	254
Financial lease sugarcane fields - Parceria IV	18,539	2,404	20,943
	20,215	982	21,197

14.	Trade accounts payable and others

	Note	2019	2018
Trade accounts payable	14.1	63,959	48,518
Taxes payable		7,443	6,142
Dividends payable		42,060	30,008
Advances to customers		5,707	21,201
Other liabilities		34	576
Total current		119,203	106,445

Taxes payable		19,451	11,298
Total noncurrent		19,451	11,298

14.1 Trade accounts payable

At June 30, 2019, the Company’s balance of trade accounts payable is as follows:

	2019	2018
Raw materials and services	37,710	25,859
Operating lease transactions with third parties	26,249	22,659
	63,959	48,518

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

15.	Loans, financing and debentures

	Bank	Final Maturity	Annual interest rates and charges -%	Guarantee	2019	2018
Current
Financing for agricultural costs	BNB and Itaú	June/20	Fixed rate 6.14% to 7%	Preferência Farm	38,588	31,847
Financing for agricultural costs (PYG)	Itaú	November/19	Fixed rate 7.25% to 8.25%	-	18,364	11,486
Bahia Project Financing	BNB and HSBC	June/20	Fixed rate 3.50% to 9%	Jatobá and Chaparral Farms	6,243	3,131
Financing of Machinery and Equipment – FINAME	Rabobank	June/20	TJLP + 3.73% Fixed rate 8.50% to 10.5%	Machinery and Equipment	1,431	630
Financing of sugarcane	Itaú, Rabobank and Banco do Brasil	June/20	TJLP + 2.70 to 3.80% Fixed rate 6.14% to 10%	Chaparral and Preferência Farms	1,401	21,318
Debentures	Companhia brasileira de securitização	June/20	106.5% and 110% of CDI	Chaparral Farm	10,581	-
					76,608	68,412

Noncurrent
Financing Bahia Project	BNB and HSBC	August/23	Fixed rate 3.50% to 9%	Jatobá and Chaparral Farms	22,291	27,146
Financing of Machinery and Equipment – FINAME	Rabobank	June/24	TJLP + 3.73% Fixed rate 8.50% to 10.5%	Machinery and Equipment	4,111	5,411
Financing of sugarcane	Itaú, Rabobank, and Banco do Brasil	December/23	TJLP + 2.70 to 3.80% Fixed rate 6.14% to 10%	Chaparral and Preferência Farms	42,081	13,194
Debentures	Companhia brasileira de securitização	July/23	106.5% and 110% of CDI	Chaparral Farm	140,762	141,642

					209,245	187,393
					285,853	255,805

Keys:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (National Bank for Economic and Social Development - BNDES)

BNB – Banco do Nordeste

PYG – Paraguayan currency (Guarani)

Changes in loans and financing during the year ended June 30, 2019 and 2018 are as follows:

	2017	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2018
Agricultural Cost Financing	10,703	62,734	(34,062)	(1,447)	4,003	1,402	43,333
Bahia Project Financing	46,098	13,904	(27,622)	(4,706)	2,603	-	30,277
Working Capital Financing (Reais)	15,782	16,250	(31,523)	(1,893)	1,384	-	-
Working Capital Financing (USD)	5,031	-	(4,703)	(83)	18	(263)	-
Financing of Machinery and Equipment – FINAME	1,209	4,700	-	(404)	461	75	6,041
Sugarcane Financing	9,273	32,557	(7,498)	(1,814)	1,994	-	34,512
Debentures	-	140,165	-	-	1,477	-	141,642
	88,096	270,310	(105,408)	(10,347)	11,940	1,214	255,805

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

	2018	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2019
Agricultural Cost Financing (Reais)	31,847	37,523	(32,148)	-	1,366	-	38,588
Agricultural Cost Financing (PYG)	11,486	22,838	(15,046)	(1,297)	1,365	(982)	18,364
Bahia Project Financing (*)	30,277	-	(3,018)	(318)	1,593	-	28,534
Financing of Machinery and Equipment – FINAME	6,041	-	(479)	(560)	538	2	5,542
Sugarcane Financing	34,512	30,233	(22,487)	(1,862)	3,086	-	43,482
Debentures	141,642	-	-	-	9,701	-	151,343
	255,805	90,594	(73,178)	(4,037)	17,649	(980)	285,853

(*)	Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

a)	Loans and Financing

Covenants

All loans and financing contracts above are in reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2019 and June 30, 2018, the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

b)	Debentures

On May 25, 2018, one hundred forty-two thousand, two hundred (142,200) non-convertible debentures were subscribed to and paid in, with security interest, in the total of R$142,200 (R$85,200 for the first series and R$57,000 for the second series).

The maturity date of the first-series debentures is August 1, 2022 (“maturity date of the first series”) and their unit face value will be paid in three (3) annual installments, the first on July 30, 2020 and the final on the maturity date of the first series. Compensatory interest corresponding to one hundred six point fifty percent (106.50%) of the DI rate will be accrued on the unit face value of first-series debentures, which will be paid on July 30 of each year or on the maturity date of the first series. The maturity date of the second-series debentures is July 31, 2023 (“maturity date of the second series”) and their unit face value will be paid in four (4) annual installments, the first on July 30, 2020 and the final on the maturity date of the second series. Compensatory interest corresponding to one hundred ten percent (110.00%) of the overnight DI rate will be accrued on the unit face value of second-series debentures, which will be paid on July 30 of each year or on the maturity date of the second series.

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

The costs directly related to the issuance of debentures totaled R$2,035 and will be amortized during the term of the agreement. In the year ended as of June 30, 2019, the amount of R$79 was amortized and the amount of R$1,546 remains to be amortized (R$1,466 as of June 30, 2018).

Covenants

The debentures have covenants related to the maintenance of certain financial indicators, based on the ratio of net debt to fair value of investment properties. Failure by the Company to attain these indicators during the term of the debentures may entail advance maturity of the debt.

As of June 30, 2019, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

16.	Income and social contribution taxes

16.1. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is different from that adopted by the Company for the preparation of its consolidated financial statements, which ends June 30 of each year.

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2019 and 2018 are as follows:

	2019	2018
Assets
Noncurrent
Tax loss carryforwards (NOL)	54,555	43,442
Biological assets	6,275	5,942
Financial lease	3,443	2,103
Contingency, bonuses and fair value	9,374	11,125
Derivative financial instruments	2,185	364
Allowance for expected credit losses	488	668
Difference in cost of farms	170	170
Provision of other accounts payable and receivable	2,468	1,794
	78,958	65,608
Liabilities
Noncurrent
Biological assets	11,546	13,386
Finance lease	58	548
Contingency, bonuses and fair value	-	3,574
Surplus on investment	1,733	1,733
Costs of transactions	526	499
Provision of residual value and useful life of PPE assets	1,880	1,633
Accelerated depreciation of assets for rural activity	42,705	11,493
	58,448	32,866
Net balance	20,510	32,742

The net change in deferred income tax is as follows:

At June 30, 2017	53,780
Tax losses	(15,016)
Adjustments in biological assets and agricultural products	(7,543)
Financial lease	1,555
Provisions for contingency and fair value	1,389
Derivative financial instruments	(271)
Surplus on investment (Note 1.1)	(1,733)
Costs of transactions	(499)
Allowance for doubtful accounts	44
Provision for other accounts payable and receivable	(1,124)
Accelerated depreciation	2,154
Total without effect from conversion	32,736

Effect of conversion	6

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

At June 30, 2018	32,742
Tax losses	11,113
Adjustments in biological assets and agricultural products	2,173
Financial lease	1,830
Provisions for contingency and fair value	1,823
Derivative financial instruments	1,821
Costs of transactions	(27)
Allowance for doubtful accounts	(180)
Provision for other accounts payable and receivable	674
Accelerated depreciation of assets for rural activity	(31,459)
At June 30, 2019	20,510

The expected realization of deferred tax assets are as follows:

2019
2020	23,700
2021	12,290
2022	9,793
2023	3,085
2024 to 2029	30,090
78,958

16.2. Income and social contribution tax expenses

	2019	2018	2017
Income before income and social contribution taxes	199,798	152,257	33,259
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(67,931)	(51,767)	(11,308)

Share of loss in a Joint Venture	375	4,988	(1,504)
Management bonus	(2,827)	(2,331)	(2,025)
Share-based incentive plan - ILPA	(232)	(208)	-
Nondeductible expenses	(126)	(135)	(709)
Profit or loss of joint venture abroad	(2,618)	-	(378)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	51,126	19,121	10,320
Net effect of spin-off of joint venture abroad (Note 1.1)	-	4,778	-
Other permanent addition	(486)	(365)	(345)

Income and social contribution taxes for the year	(22,719)	(25,919)	(5,949)

Current	(10,487)	(4,875)	(4,135)
Deferred	(12,232)	(21,044)	(1,814)

	(22,719)	(25,919)	(5,949)
Effective tax rate	-11%	-17%	-18%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

17.	Equity

a)	Capital (number of shares)

Shareholder	2019	2018

Cresud S.A.C.I.F.Y.A.	23,291,500	23,291,500
Board of Directors	8,462,700	8,431,700
Executive Board	131,267	168,267
Officers	8,593,967	8,599,967
Treasury	3,086,748	3,086,748
Other	21,916,701	21,910,701
Total shares of paid-up capital	56,888,916	56,888,916
Total outstanding shares	21,916,701	21,910,701
Outstanding shares as percentage of total shares (%)	39	39

At June 30, 2019 and 2018, the Company’s subscribed and paid-up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of amendments to the articles of incorporation, up to the limit of R$3,000,000, as determined by the Board of Directors.

b)	Long term share based incentive plan

The information on the long term share based incentive plan is described in Note 21.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

d)	Dividends

On November 6, 2018, the Company paid the dividends approved at the Annual Shareholders Meeting held on October 16, 2018, which included minimum mandatory dividends of R$30,005 and additional dividends proposed of R$10,995. In accordance with article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder, and will revert to the Company.

Pursuant to article 36, of the Company’s Bylaws, profit for the year shall be allocated as follows after allocation to legal reserve: (i) 25% (twenty five percent) of adjusted net profit shall be allocated to the payment of mandatory dividends and (ii) the remaining portion of adjusted net income may be allocated to the reserve for investment and expansion.

The allocation of net income for the year as of June 30, 2019 is as follows:

	2019	2018
Profit for the year	177,079	126,338
(-) Constitution of legal reserve (5% of net profit)	(8,854)	(6,317)
Adjusted net profit	168,225	120,021

(-) Mandatory minimum dividends - 25% of adjusted net profit	(42,056)	(30,005)
(-) Additional dividends proposed	(7,944)	(10,995)

Proposed dividends	(50,000)	(41,000)

Set-up of reserve for investments and expansion	118,225	79,021

Total paid-in capital (per thousand shares)	56,889	56,889
(-) Treasury shares (per thousand shares)	(3,087)	(3,087)
(=) Outstanding shares (per thousand shares)	53,802	53,802

Dividend per share (R$)	0.93	0.76

e)	Other comprehensive income

At June 30, 2019, the effects from foreign exchange rate differences arising from the translation of Cresca, Palmeiras and Moroti financial statements amounted to negative R$1,007 (positive R$27,084 on June 30, 2018 and R$3,410 at June 30, 2017), and the accumulated effect totaled to R$38,876 as of June 30, 2019 (R$39,883 as of June 30, 2018, due to the write-off of R$30,616 upon the spin-off of Cresca in the fiscal year ended June 30, 2018).

f)	Treasury shares

Under article 20, item XII of the Bylaws of the Company, the Board of Directors is responsible, among others established in the law or the Bylaws, for deliberating on the acquisition by the Company of shares issued by itself, to be held in treasury and/or later cancellation or sale.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2017	3,254,556	36,797
Acquisitions	50,300	610
Transfer to Board of Executive Officers – 2nd and 3rd Grant of Shares (Note 21)	(218,108)	(2,199)
At June 30, 2018	3,086,748	35,208

At June 30, 2019	3,086,748	35,208

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

g)	Subscription warrants

On March 15, 2006, the Board of Directors approved the issuance of 512,000 shares subscription warrants, 256,000 of which for first issue, and 256,000 for second issue, which were delivered to the founder shareholders, in proportion to their interest in the Company’s capital at the date of issue of the subscription warrant. Each issue of subscription warrant grants their holders the right to subscribe shares issued by the Company, in an amount equivalent to 20% of its capital after the increase arising from the full exercise of the subscription warrant of each issue.

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

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares. The detailed information of the second issue market value of these subscription warrants is shown in the table below:

	Second issue
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	2019	2018
Price of share - R$	16.60	13.55
Maturity (years)	15	15
Maturity (day/month/year)	27/04/2021	27/04/2021
Exercise price at year end - R$/share	20.23	19.57
Number of existing shares	56,888,916	56,888,916
Percentage of capital available for conversion (shares) - %	20	20
Number of outstanding shares and stock purchase warrants	256,000	256,000

18.	Segment information

Segment information is presented consistently with the internal report provided by the chief operating decision maker that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

Segment information is based on information used by BrasilAgro executive board to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has six segments, namely: (i) real estate, (ii) grains, (iii) sugarcane, (iv) cattle raising, (v) cotton and (vi) other. The operating assets related to these segments are located only in Brazil. The main activity of the grains segment is the production and sale of soybean and corn.

The Sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The cattle raising segment consists of producing and selling beef calves after weaning, which characterizes the activity as breeding and fattening of cattle.

The cotton segment is engaged primarily in the production and sale of cotton lint and seed.

The selected P&L, liabilities and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2019
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	357,910	8,520	171,735	-	160,476	16,795	384	-
Gain from sale of farm	142,812	142,812	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products (Note 9)	56,718	-	18,714	2,619	34,511	1,526	(652)	-
Reversal of provision for agricultural products after harvest	(2,040)	-	(2,040)	-	-	-	-	-
Cost of sales	(319,214)	(1,788)	(156,656)	-	(142,303)	(17,118)	(1,349)	-
Gross profit	236,186	149,544	31,753	2,619	52,684	1,203	(1,617)	-
Operating income (expenses)
Selling expenses	(10,536)	(35)	(10,885)	-	-	(201)	585	-
General and administrative expenses	(38,812)	-	-	-	-	-	-	(38,812)
Other operating income	(1,064)	-	-	-	-	-	-	(1,064)
Equity pickup	1,102	-	-	-	-	-	-	1,102
Operating income (loss)	186,876	149,509	20,868	2,619	52,684	1,002	(1,032)	(38,774)
Net financial income
Financial income	310,538	93,460	13,699	-	79,232	-	11,549	112,598
Financial expenses	(297,616)	(116,502)	(9,566)	-	(44,948)	-	-	(126,600)
Net income (loss) before taxes	199,798	126,467	25,001	2,619	86,968	1,002	10,517	(52,776)
Income and social contribution taxes	(22,719)	(7,724)	(8,500)	-	(29,569)	(341)	(3,576)	26,991
Net income (loss) for the year	177,079	118,743	16,501	2,619	57,399	661	6,941	(25,785)
Total assets	1,357,614	777,664	156,420	12,955	157,920	39,135	26,733	186,787
Total liabilities	477,081	-	85,486	-	43,482	-	-	348,113

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

	2018
			Agricultural activity
	Total	Real Estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	244,278	5,133	97,180	-	138,143	4,081	(259)	-
Gain from sale of farm	39,817	39,817	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products (Note 9)	99,083	-	55,584	-	43,952	239	(692)	-
Reversal of provision for agricultural products after harvest	883	-	905	-	-	-	(22)	-
Cost of sales	(228,319)	-	(89,633)	-	(134,028)	(4,378)	(280)	-
Gross profit	155,742	44,950	64,036	-	48,067	(58)	(1,253)	-
Operating income (expenses)
Selling expenses	(10,087)	-	(9,730)	-	-	(383)	26	-
General and administrative expenses	(34,945)	-	-	-	-	-	-	(34,945)
Other operating income	35,432	-	-	-	-	-	-	35,432
Equity pickup	14,671	-	-	-	-	-	-	14,671
Operating income (loss)	160,813	44,950	54,306	-	48,067	(441)	(1,227)	15,158
Net financial income
Financial income	129,323	20,843	12,388	-	18,208	-	18,501	59,383
Financial expenses	(137,879)	(5,158)	(6,606)	-	(20,597)	-	(18,261)	(87,257)
Net income (loss) before taxes	152,257	60,635	60,088	-	45,678	(441)	(987)	(12,716)
Income and social contribution taxes	(25,919)	(20,616)	(20,430)	-	(15,531)	150	335	30,173
Net income (loss) for the year	126,338	40,019	39,658	-	30,147	(291)	(652)	17,457
Total assets	1,179,599	624,417	78,070	-	129,787	35,438	14,073	297,814
Total liabilities	423,735	-	73,610	-	52,310	-	-	297,815

The balance sheet accounts are mainly represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

a)	Information on concentration of clients

In the year ended June 30, 2019, the Company has four clients individually representing 10% or more of the revenues from the sugarcane or grains segments, representing 85% of the total sales of the Company. Of these four clients, two account for 100% of the revenues from the sugarcane segment and two account for 71% of the revenues from the grains segment.

In the year ended June 30, 2018, the Company has five clients individually representing 10% or more of the revenues from the sugarcane or grains segments, totaling 83.2% of the total sales of the Company. Of these five clients, two account for 100% of the revenues from the sugarcane segment and three account for 55.3% of the revenues from the grains segment.

b)	Geographic information

Revenues and noncurrent assets, excluding financial instruments, income tax and social contribution, deferred assets, post-employment benefits and rights arising from insurance contracts of the Consolidated, are distributed as follows:

	Brazil		Paraguay
	2019	2018	2019	2018
Net income	329,071	218,224	28,839	26,054
Non-current	516,768	646,528	188,785	182,628

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

19.	Revenues

a)	Operating sales

	2019	2018	2017

Sales of grains	175,000	99,875	71,272
Sales of sugarcane	163,114	142,037	75,986
Revenue from cattle raising	16,974	4,115	-
Lease	9,598	6,592	2,820
Other revenues	1,086	132	2,227
Gross operating revenue	365,772	252,751	152,305

Sales deductions
Taxes on sales	(7,862)	(8,473)	(5,394)

Net revenue	357,910	244,278	146,911

b)	Sale of farms

	2019	2018	2017
Sale of farm	238,414	66,224	43,583
Adjustment to present value	(61,192)	(13,818)	(7,567)
Gross revenue from sale of farm	177,222	52,406	36,016

Sales taxes	(6,469)	(1,913)	(1,314)
Cost of sale of farm	(27,941)	(10,676)	(7,986)

Gain from sale of farm	142,812	39,817	26.716
Selling expenses	(35)	-	(412)
Income tax and social contribution	(5,459)	(1,614)	(1,077)
Net profit from sale of farm	137,318	38,203	25,227

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

20.	Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total
Depreciation and amortization	22,494	-	584	23,078
Personnel expenses	18,660	1,423	28,679	48,762
Expenses with service provider	108,147	-	3,449	111,596
Leasing	20,512	-	803	21,315
Cost of agricultural products	137,724	-	-	137,724
Freight and storage	-	9,608	-	9,608
Allowance for doubtful accounts	-	(530)	-	(530)
Sale of farms	-	35	-	35
Maintenance, travel expenses and others	11,677	-	5,297	16,974
At June 30, 2019	319,214	10,536	38,812	368,562
Depreciation and amortization	22,406	-	816	23,222
Personnel expenses	4,265	2,223	24,133	30,621
Expenses with service provider	53,014	-	4,279	57,293
Leasing	7,799	-	689	8,488
Cost of agricultural products	130,188	-	-	130,188
Freight and storage	-	7,731	-	7,731
Allowance for doubtful accounts	-	133	-	133
Maintenance, travel expenses and others	10,647	-	5,028	15,675
At June 30, 2018	228,319	10,087	34,945	273,351
Depreciation and amortization	14,326	-	701	15,027
Personnel expenses	4,579	1,058	21,199	26,836
Expenses with service provider	52,706	-	3,772	56,478
Leasing	11,089	-	728	11,817
Cost of agricultural products	50,024	-	-	50,024
Freight and storage	-	5,025	-	5,025
Allowance for doubtful accounts	-	516	-	516
Sale of farm	-	8	-	8
Maintenance, travel expenses and others	3,638	69	4,541	8,248
At June 30, 2017	136,362	6,676	30,941	173,979

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

21.	Management compensation and share based payments

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2019	2018	2017
Board of directors and executive board compensation	2,869	2,491	3,528
Bonuses	8,315	6,856	5,957
Overall compensation	11,184	9,347	9,485
Share	741	646	-
Total compensation	11,925	9,993	9,485

The total compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2019 in the amount of R$13,500, was approved at the Annual General Meeting held on October 16, 2018.

a)	Stock option plan

On August 11, 2010, the Board of Directors approved the creation of the Stock Option Program (the “Plan”), authorizing the Company’s Board to grant stock options to the beneficiaries then elected. The Plan established the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options.

The stock options to be granted according to the Plan may grant rights on the number of shares no greater, at any time, than the maximum and cumulative amount of 2% of Company shares, respecting the minimum price of the average quote of Company shares on the Brasil Bolsa Balcão-B3 (São Paulo Stock Exchange), weighted by the volume of trading on the last thirty floors prior to the option grant.

The table below presents the changes in the stock option plan per grant:

	Second grant	Third grant	Total
Outstanding on July 1, 2017	109,054	109,054	218,108
Exercised	(109,054)	(109,054)	(218,108)
Exercisable on June 30, 2018	-	-	-

On September 27, 2017, the Company received notice of the exercise of all the stock options granted under the Second and Third Programs, totaling 109,054 stock options at the strike price of R$8.25 per share and 109,054 stock options at the strike price of R$8.52 per share, respectively, corresponding to the total of R$1,827.

Following the notice of exercise of stock options by the beneficiary, the Company transferred to the beneficiary the number of shares equivalent to the number of options informed, as applicable, and the shares to be transferred by the Company are currently held in treasury. The beneficiary, in turn, paid the exercise price in cash after the transfer of shares.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

The fair value of the benefit was estimated at R$8.61. To measure the fair value of the benefit, the Company considered the price of the AGRO3 stock on the date of the grant and projected the probable range of stock price at the end of the vesting period based on the past performance of the stock price in a period of 1 year and 4 months (compatible with the period between the grant in June 2018 and the end of the vesting period in October 2018). Considering the volatility of the AGRO3 stock, the Company determined the probability of the stock price at the end of the vesting period reaching the value necessary to achieve the appreciation KPI.

The maximum number of shares to be issued is 441,563 (outstanding on June 30, 2019). In the period, no shares were cancelled or issued to the beneficiaries, and the number of shares will be adjusted by the dividends per share distributed during the vesting period.

To determine the number of shares and the compensation expense, in each fiscal year the Management determines the estimated number of shares to be granted based on its best judgment of the portion of each of the three KPIs that does not depend on the stock price and the dividends to be paid in the vesting period. The expense amount is adjusted on account of such revision and the effects are recognized prospectively. The estimated expense is recognized upon the grant in June 2018, being appropriated linearly during the vesting period, between October 2, 2017 and October 2, 2019.

On June 30, 2019, an expense of R$1,648 was registered (R$844 on June 30, 2018), with overall amount of R$2,491.

22.	Other operating income (expenses), net

	2019	2018	2017
Loss on sale of PPE	(64)	(380)	(479)
Reversal of management fee – Cresca	-	-	(3,318)
Provision for legal claims	383	387	(139)
Alto Taquari Farm	-	-	34
Surplus gain from spin-off (a)	-	5,098	-
Write-off of effect of conversion of joint venture due to spin-off (a)	-	30,616	-
Other (b)	(1,383)	(289)	(2,117)
	(1,064)	35,432	(6,019)

(a)	On February 9, 2018, the Company concluded the spin-off of Cresca, with the portion of assets and liabilities transferred to the wholly-owned subsidiary Agropecuária Moroti S.A. Since the investment was recorded as R$115,478 and the fair value assessed was R$120,576, the Company recorded a gain of R$5,098 in statement of income. Furthermore, R$30,616 held in other comprehensive income that included the effects on the conversion of investment abroad was written off from the statement of income for the year.
(b)	In the year, the Company made donations to institutions in the amount of R$545.

23.	Financial income and expenses

	Notes	2019	2018	2017
Financial income
Interest on marketable securities		5,507	4,341	15,383
Interest on receivable		622	10,462	4,878
Monetary variations (i)		-	160	619
Foreign exchange variation (ii)		17,110	12,058	11,166
Gain on remeasurement of receivables from sale of farms (iii)		172,999	39,337	15,818
Realized profit from derivative transactions (iv)	6	55,611	16,861	19,576
Unrealized profit from derivative transactions (v)	6	58,689	46,104	42,650
		310,538	129,323	110,090
Financial expenses
Marketable securities charges		(294)	(1,372)	(2,565)
Bank charges		(1,334)	(685)	(1,080)
Interest accrued		(18,171)	(28,768)	(8,963)
Monetary variation (i)		-	(346)	(541)
Foreign exchange variation (ii)		(17,724)	(11,792)	(10,917)
Loss on remeasurement of receivables from sale of farms (iii)		(161,476)	(26,616)	(7,789)
Realized loss from derivative financial transactions (iv)	6	(35,453)	(23,968)	(3,654)
Unrealized loss from derivative financial transactions (v)	6	(63,164)	(44,332)	(41,137)
		(297,616)	(137,879)	(76,646)
Financial income (expense), net		12,922	(8,556)	33,444

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

Net balances are as follows:

	2019	2018	2017

Monetary variations (i)	-	(186)	78
Foreign exchange difference (ii)	(614)	266	249
Net on remeasurement of receivables from sale of farms (iii)	11,523	12,721	8,029
Realized profit (loss) from derivative financial instruments (iv)	20,158	(7,107)	15,922
Unrealized (loss) profit from Derivative financial instruments (v)	(4,475)	1,772	1,513

24.	Earnings per share

	2019	2018	2017
Profit attributed to controlling shareholders	177,079	126,338	27,310
Weighted average number of common shares issued (thousands)	53,802	53,750	57,241
Effect from dilution – shares (a)	306	64	352
Weighted average number of common shares issued adjusted by the dilution effect	54,108	53,813	57,593
Basic earnings per share	3.2913	2.3505	0.4771
Diluted earnings per share	3.2727	2.3477	0.4742

(a)	Refers to potential ordinary shares from the long-term incentive and stock option plans (Note 21).

25.	Provision for legal claims

The Company is involved in civil, labor, environmental and tax lawsuits and administrative proceedings. The provision for probable losses arising from these lawsuits is determined and updated by management, supported by the opinion of the Company’s external legal advisors.

Probable likelihood of loss

	Labor	Regulatory	Tax	Civil	Total
At June 30, 2017	1,399	-	195	-	1,594
Additions	131	300	-	22	453
Monetary restatement	173	-	-	-	173
Reversal/payments	(713)	(300)	-	-	(1,013)
At June 30, 2018	990	-	195	22	1,207
Additions	278	-	-	25	303
Monetary restatement	114	-	-	-	114
Reversal/payments	(580)	-	(195)	(25)	(800)
At June 30, 2019	802	-	-	22	824

Possible likelihood of loss

The Company is party to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2019	2018
Civil	9,190	11,232
Tax	4,062	4,858
Labor	825	964
Environmental	279	279
	14,356	17,333

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

Judicial deposits

	2019	2018
Labor	389	277
Tax	1,143	1,099
Civil	135	129
(Note 7)	1,667	1,505

26.	Commitments

a)	Contracts of sugarcane supply between BrasilAgro and Brenco

For the year ended June 30, 2019, gross sugarcane sales of BrasilAgro to Brenco came to R$73.5 million, representing 20.5% of the Company’s total gross revenue.

	2019		2018		2017
	Number (tons)	Amount	Number (tons)	Amount	Number (tons)	Amount
Net revenue from sugarcane	761,996	73,480	842,960	81,375	720,548	59,811

The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date.

There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

b)	Lease agreement – Partnership (II)

	2019	2018	2017
Lease agreement	2,399	1,877	2,081

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

c)	Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with Brenco.

The first agreement was the rural sub partnership agreement to operate nine farms, in the state of Mato Grosso. The sub partnership starts on the date of execution and is to end by March 31, 2026. This partnership contract meets the definition of operating lease. The payment shall be always in kind (tons of sugarcane). According to this contract the quantity to be paid in the long term corresponds to 529,975 tons, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement.

	2019	2018	2017
Operating lease	2,686	3,407	1,017

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by Brenco in the properties addressed by the sub partnership agreement described above. Such agreement contract meets the definition of financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco during the harvest period of the product. According to this contract the quantity to be paid in the long term corresponds to 53,845 tons, of which 18,604 tons in up to one year and 35,241 tons from one to five years.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

	2019	2018	2017
Finance lease (sugarcane crop)	254	1,676	3,284

(a)	Financial lease in accordance with Note 13.

d)	Sugarcane agricultural partnership agreement (IV)

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

The second agreement regulates the rights and obligations of the agricultural partners, by which BrasilAgro acquired sugarcane crops planted by the agricultural partner in the areas specified in the partnership agreement described above. This agreement meets the definition of financial lease. As consideration in this agreement, BrasilAgro undertakes to return, at the end of the agreement, the area specified in the partnership agreement together with sugarcane stubble crops with the capacity to produce 850,000 tons of sugarcane, in the crop year subsequent to the termination of the agricultural partnership agreement.

	2019	2018	2017
Finance lease Partnership IV (a) / (b)	20,943	18,539	20,795

(a)	Financial lease in accordance with Note 13.
(b)	Amounts adjusted at the price determined by the Sugarcane Producers Council (Consecana) on June 30, 2019.

The third agreement deals with sugarcane supply, in which the parties aim to regulate the price and conditions of supply, as well as the obligations of each party in a cyclical system, which involves the need to supply sugarcane, in a certain delivery frequency and schedule that is consistent with buyer’s receipt and production capacity.

For the year ended June 30, 2019, net sugarcane sales to Partnership IV came to R$86.9 million, representing 24.3% of the Company’s total net revenue.

	2019		2018		2017
	Quantity (Tons)	Amount	Quantity (Tons)	Amount	Quantity (Tons)	Amount
Gross sugarcane sales Partnership IV	1.019.232	86.996	838,501	56,848	217.797	16.175

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

e)	Agricultural partnership agreement V

On August 28, 2018, the Company signed a lease agreement for the use of an area of 23,500 hectares. The leased area is located in the city of São Félix do Araguaia, state of Mato Grosso, and the new farm will be called Partnership V. This agreement is for 10 crop years; the payment per crop year of the lease will be at least 9.39 soybean bags per hectare or 17% of the total production, whichever is higher.

2019
Lease agreement - Parceria V	1,181

27.	Transactions with related parties

	2019	2018
Current assets
Hemir (a)	301	303
Cresud (a)	116	-
Other (c)	1,570	1,357
	1,987	1,660
Current liabilities – trade accounts payable
Trade accounts payable (b)	1,358	1,450
Cresud (a)	556	36
Irsa (a)	51	-
Ombu	273	332
Other	167	13
	2,405	1,831

a)	Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;
b)	Acquisition of biological assets and other items related to the Palmeiras operation;
c)	The amounts substantially refer to the total shares exercised under the Second and Third Programs, as detailed in Note 21.

28.	Insurance

The Company maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2019:

Insurance type	Coverage - R$

Civil liability (D&O)	30,000
Civil, professional and general liability	8,832
Machinery	8,920
Fire/lightning/explosion/electrical damage (office)	5,182
Storage silo (Chaparral Farm)	21,400
74,334

29.	Subsequent events

Sale of farm

On July 11, 2019, the Company entered into an agreement for the sale of a total area of 1,134 hectares (893 harable hectares) of Jabotá Farm, a rural property located in the city of Jaborandi, state of Bahia, for R$23,183.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2019

(In thousands of reais, except as stated otherwise)

On September 2, 2019, the buyer made a down payment in the amount of R$2,698, corresponding to 38,000 soybean bags. The outstanding balance will be paid in six annual installments.

Investment

Following the Board of Directors approval of the investment of US$1,0 million in the Ag-Fintech Agrofy (“Agrofy”), which represents a 1,8% interest, on September 23, 2019, the Company made a payment of 50% of the purchase price and the remaining balance will be paid in December 2019. Agrofy is an online marketplace with a complete range of e-commerce solutions, customized to meet the needs of the retailers and their partners and channels, seeking an alternative way of connecting farmers and suppliers.

Brenco reorganization bankruptcy

On May 29, 2019, Brenco filed for reorganization bankruptcy in Brazil. See Notes 26a and 7. As of the date hereof, we are unable to determine the impact, if any, that the reorganization bankruptcy of Brenco in Brazil may have on the payment of receivables due to us or on the general risk of default by Brenco on its obligations.

As of June 30, 2019, and as of the date hereof, Brenco has not defaulted on the payment of any receivable due to the Company. The accounts receivable balance from Brenco amounted to R$ 18,290 as of June 30, 2019.