Form 20-F
period 2020-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2020-10-30
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Av. Brigadeiro Faria Lima, 1309, 5th floor, São Paulo, SP 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez

Chief Administrative Officer and Investor Relations Officer

Tel.: +55 11 3035 5350 – E-mail: ri@brasil-agro.com

Av. Brigadeiro Faria Lima, 1309, 5th floor
São Paulo, SP 01452-002, Brazil

(Name, Telephone, E-mail or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, no par value	LND	New York Stock Exchange

Ordinary Shares*	—	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, no par value	62,104,301

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐  No ☐ (Note: None required for registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Presentation of Financial Information

All references in this annual report to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “dollars” or “US$” are to U.S. dollars, the official currency of the United States of America.

On June 30, 2020, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5.4760 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2019, the selling rate was R$3.8322 to US$1.00. The selling rate was R$3.8552 to US$1.00 on June 30, 2018, R$3.3082 to US$1.00 on June 30, 2017 and R$3.2098 to US$1.00 on June 30, 2016, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2020 may not be indicative of future exchange rates. On September 30, 2020, the selling rate was R$5.6407 to US$1.00 and, on October 28, 2020, the selling rate was R$5.7325 to US$1.00, as reported by the Central Bank.

Financial Statements

The Brazilian real is our functional currency and that of our subsidiaries located in Brazil, and is also the currency used for the preparation and presentation of our consolidated financial statements. Our fiscal year is from July 1 of each year to June 30 of the following year.

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

The selected financial information should be read together with our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Crop Year, Harvest and Planting Season

Our agricultural production is based on the crop year, which varies according to each crop. The crop year for sugarcane is from January 1 to December 31 of each year, and the crop year for grains is from July 1 of each year to June 30 of the following year. We also make reference in this annual report to the planting season and the harvest season, or harvest period. In Brazil, the planting season for grains is from September to December of each year, and the planting season for sugarcane is from February to May of each year. The harvest period in Brazil for grains is from February to July of each year, and such period for sugarcane is from April to November of each year.

Market Information

The market information included in this annual report concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Food Supply Company (Companhia Nacional de Abastecimento), or Conab, which is a state-owned company, the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, the U.S. Department of Agriculture, or USDA, the U.S. Food and Agriculture Organization, or FAO, the United Nations, and the Organization for Economic Cooperation and Development, or OECD, as well as from other public institutions and independent sources as indicated throughout this annual report. We believe that such information is true and accurate as of the date it was made available, although we have not independently verified it.

Rounding

Certain percentages and amounts included in this annual report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

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

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds US$1.07 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, (c) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period, or (d) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

Forward-Looking Statements

This annual report includes statements that constitute forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our services and other aspects of our business described under “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”; and (b) statements that are preceded or followed by, or include, the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “will,” “would,” the negatives of such terms or similar expressions.

The forward-looking statements included in this annual report relate to, among other factors:

●	our business prospects and future results of operations;

●	weather and other natural phenomena;

●	the length and severity of the recent novel coronavirus (COVID-19) pandemic, or the COVID-19 pandemic;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

●	the implementation of our business strategy;

●	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

●	the implementation of our financing strategy and capital expenditure plan;

●	the maintenance of relationships with our customers;

●	the competitive nature of the industry in which we operate;

●	the cost and availability of financing;

●	future demand for the commodities we produce;

●	international prices for commodities;

●	the condition of our land holdings;

●	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

●	the performance of the Brazilian and world economies;

●	the relative value of the Brazilian real compared to other currencies; and

●	the factors discussed under “Item 3—Key Information—3.D. Risk Factors” in this annual report.

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

Any of the risk factors described under “Item 3—Key Information—Risk Factors” and those described elsewhere in this annual report or in our other filings with the SEC, among other things, could cause our results to differ from any results or conditions that might be projected, forecasted or estimated by us in any such forward-looking statements.

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

Due to the nature of our business and the harvest periods in the locations where we operate, our fiscal year ends on June 30 of each year. References in this annual report to a specific fiscal year relate to the fiscal year ended on June 30 of that calendar year, unless indicated otherwise.

The selected financial data has been derived from our audited consolidated financial statements as of June 30, 2020, 2019, 2018, 2017 and 2016, and for each of the years ended June 30, 2020, 2019, 2018, 2017 and 2016. The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this annual report.

Effects of the adoption of the amendments to IAS 41 and IAS 16

In 2014, the IASB amended IAS 16 and IAS 41, which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow products over their productive lives and are seen to be similar to an item of property, plant and equipment under the scope of IAS 16, rather than other biological assets that falls under the scope of IAS 41. However, the agricultural products growing on bearer plants remain within the scope of IAS 41 and are measured at fair value less cost to sell. The amendments were applicable as from our fiscal year ended June 30, 2017.

Our sugarcane plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” we effected the change in accounting policy retrospectively as of July 1, 2014. The standard became effective as from our fiscal year commencing on July 1, 2016 and, consequently, our sugarcane was reclassified to property, plant and equipment, measured at cost and depreciated over its useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of July 1, 2014. Accordingly, we revised the comparative financial data amounts for the year ended June 30, 2016.

In order to improve the presentation of leases payable in the statement of financial position starting in the fiscal year ended June 30, 2020, all lease payables are presented under “leases payable.” For comparability purposes, leases payable that were presented under “trade accounts payable and others” and under “finance leases” as of June 30, 2019 were also reclassified under “leases payable.” See Note 2.1 to the financial statements included in this annual report. Accordingly, financial data as of June 30, 2018, 2017 and 2016 have not been revised, and are not comparable to the financial data as of June 30, 2020 and 2019.

	Year ended June 30,
	2020	2019	2018	2017	2016
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	487,568	357,910	244,278	146,911	147,128
Gain on sale of farms	61,420	142,812	39,817	26,716	—
Changes in fair value of biological assets and agricultural products	160,371	56,718	99,083	12,266	(12,632)
Adjustments to net realizable value of agricultural products after harvest, net	(4,153)	(2,040)	883	(1,655)	659
Cost of sales	(483,813)	(319,214)	(228,319)	(136,362)	(134,714)
Gross profit	221,393	236,186	155,742	47,876	441
Selling expenses	(14,300)	(10,536)	(10,087)	(6,676)	(2,732)
General and administrative expenses	(43,890)	(38,812)	(34,945)	(30,941)	(28,944)
Other operating income (expenses), net	1,231	(1,064)	35,432	(6,019)	2,812)
Share of (loss) profit of a joint venture	(150)	1,102	14,671	(4,425)	(511)
Operating income (loss)	164,284	186,876	160,813	(185)	(28,934)
Financial income	375,413	310,538	129,323	110,090	192,644
Financial expenses	(406,168)	(297,616)	(137,879)	(76,646)	(154,270)
Financial (expense) income, net	(30,755)	12,922	(8,566)	33,444	38,374
Profit before income and social contribution taxes	133,529	199,798	152,257	33,259	9,440
Income and social contribution taxes	(13,975)	(22,719)	(25,919)	(5,949)	(1,451)
Net Profit for the year	119,554	177,079	126,338	27,310	7,989
Profit attributable to equity holders of the parent	119,554	177,079	126,338	27,310	7,989
Issued shares at the fiscal year end	62,104,301	56,888,916	56,888,916	56,888,916	58,226,600
Basic earnings per share	2.11	3.29	2.35	0.48	0.14
Diluted earnings per share	2.09	3.27	2.35	0.48	0.14
CONSOLIDATED CASH FLOW
Net cash flows from (used in) operating activities	69,024	51,338	(2,264)	65,051	(6,440)
Net cash flows (used in) from investing activities	(29,295)	(21,266)	(65,700)	(13,527)	149,773
Net cash flows (used in) from financing activities	18,451	(27,621)	125,414	(61,930)	(164,749)

	Year ended June 30,
	2020	2019	2018	2017	2016
	(in R$ thousands)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Assets
Current assets
Cash and cash equivalents	171,045	106,627	104,314	43,798	54,204
Marketable securities	—	4,038	11,215	6,972	113,559
Accounts receivable and others	183,350	125,320	95,176	54,026	31,072
Inventories	138,778	97,068	69,622	22,658	18,197
Biological assets	115,553	99,881	61,993	38,260	22,285
Derivative financial instruments	7,180	5,906	28,299	4,090	24,497
Transactions with related parties	701	1,987	1,660	1,298	1,065
Total current assets	616,607	440,827	372,279	171,102	264,879

Non-current assets held for sale	25,857	—	—	—	—

Non-current assets
Biological assets	25,444	23,235	34,053	13,435	5,241
Restricted marketable securities	5,044	9,114	18,226	17,088	20,353
Transactions with related parties	1,511	—	—	35,640	44,363

Deferred taxes	23,282	20,510	32,742	53,780	55,594
Derivative financial instruments	1,746	1,013	4,053	1	—
Accounts receivable and others	262,387	203,533	74,775	44,605	42,497
Investment properties	858,261	548,717	557,152	389,799	287,867
Investments	5,742	1,256	86	101,426	102,955
Property, plant and equipment	115,925	107,852	84,830	54,745	27,803
Intangible assets	1,469	1,557	1,403	1,672	3,450
Right-of-use assets	101,093	—	—	—	—
Total non-current assets	1,401,904	916,787	807,320	712,191	590,123
Total assets	2,044,368	1,357,614	1,179,599	883,293	855,002
Liabilities and equity
Current liabilities
Trade accounts payable and others	111,170	92,954	106,445	55,615	26,602
Loans, financing and debentures	217,274	76,608	68,412	56,620	51,615
Salaries and Payroll obligations	19,600	17,093	14,300	11,513	8,856
Derivative financial instruments	18,333	11,055	10,489	3,978	2,165
Payables for purchase of farms	5,017	—	—	24,646	22,261
Transactions with related parties	2,849	2,405	1,831	4,784	536
Leases payable	25,849	26,503	—	—	—
Financial leases	—	—	1,676	—	—
Total current liabilities	400,092	226,618	203,153	157,156	112,035

Non-current liabilities
Trade accounts payable and others	28,002	19,451	11,298	1,520	1,402
Loans, financing and debentures	296,839	209,245	187,393	55,555	48,230
Deferred taxes	34,031	—	—	—	—
Leases payable	126,514	20,943	—	—	—
Financial leases	—	—	18,539	—	—
Derivative financial instruments	1,462	—	2,145	—	4,392
Provision for legal claims	1,485	824	1,207	1,594	1,455
Other liabilities	34,374	—	—	—	—

Total non-current liabilities	522,707	250,463	220,582	58,669	55,479
Equity

Capital	699,811	584,224	584,224	584,224	584,224
Capital reserve	(34,292)	3,645	1,997	1,525	1,771
Treasury shares	(31,501)	(35,208)	(35,208)	(36,797)	(37,203)
Income reserves	358,606	281,052	164,968	75,101	98,691
Additional dividends proposed	13,606	7,944	—	—	—
Other comprehensive income	115,339	38,876	39,883	43,415	40,005

Total equity	1,121,569	880,533	755,864	667,468	687,488

Total liabilities and equity	2,044,368	1,357,614	1,179,599	883,293	855,002

We have included in this annual report information with respect to dividends and interest on shareholders’ equity paid to holders of our common shares since the fiscal year ended June 30, 2016 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8—Financial Information—Dividends and Dividend Policy—Recent Dividend Payments.”

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

On June 30, 2020, the real/U.S. dollar exchange rate was R$5.4760 per US$1.00. On September 30, 2020, the real/U.S. dollar exchange rate was R$5.6407 per US$1.00 and, on October 28, 2020, the selling rate was R$5.7325 to US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Risks Relating to our Business and Industry

We may be exposed to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and results of operations.

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China. The outbreak was declared a global pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact are uncertain. We cannot foresee the extent, duration and the impacts of the measures adopted by the Brazilian or other governments to control the spread of the COVID-19 pandemic. There are no recent comparable events that may guide us. Outbreaks of contagious diseases could have an adverse effect on our business and operations.

In March 2020, we developed and implemented a plan comprised of certain measures to protect the health of our employees, prevent the spread of COVID-19 at our facilities and mitigate its effects on our operations. These measures included:

●	the creation of a Prevention and Risk Committee to assess the overall situation, propose and revise preventive measures and actions to minimize risks, and coordinate the implementation of action plans;

●	the adoption of a remote work policy for employees who are in certain risk groups or who work at our corporate headquarters in São Paulo;

●	the implementation of certain measures and protocols to protect the safety of all persons involved in our operations, pursuant to the guidelines of the Brazilian Ministry of Health (Ministério da Saúde); and

●	the adoption of contingency plans to prevent disruption in our operations.

Our operations in Brazil and Paraguay continued normally and, to date, we have not had had any material impact on our business and operations arising out of the COVID-19 pandemic.

However, the COVID-19 pandemic could affect our operations if a significant portion of our workforce is unable to work due to the spread of the virus, quarantines, government actions, the shutdown of facilities or other restrictions. Part of our revenue is generated by the sale of commodities to local customers, but the global market for such commodities relies on an extensive logistics and supply chain, including ports, distribution centers and suppliers. In addition, the high volatility of the Brazilian real/U.S. dollar exchange rate and the prices of commodities as a result of the impact of the COVID-19 pandemic could result in losses for us.

We have experienced strong demand for exports because of the appreciation of the U.S. dollar against the Brazilian real. We have not experienced any significant disruptions in our logistics and export operations, as well as in inbound shipments of raw materials and goods, most of which had been acquired prior to the imposition of quarantine restrictions in Brazil. We have also not experienced any material changes in commitments for the 2019/2020 crop year. Our management believes that we are well positioned to withstand the effects of the COVID-19 pandemic.

We have preserved our short-term and long-term liquidity, and changes in inbound and outbound shipments were scaled not to materially affect our financial position. We did not identify any significant risks with regard to our capacity to continue operating.

We are unable to determine the full extent to which the COVID-19 pandemic may impact our business or results of operations in the future, which will depend on future developments that are highly uncertain and cannot be predicted. See “—Risks Relating to Brazil—The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.”

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

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is based on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any of the following factors, among others:

●	failure to pursue our business strategy;

●	failure or difficult to acquire and sell agricultural properties at attractive prices;

●	changes in market conditions or failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural sector;

●	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in the opinion of the Federal Attorney General, as further detailed in this annual report;

●	failure to maintain the fiscal structure of our subsidiaries;

●	inability to develop infrastructure and attract or retain personnel in a timely and effective manner;

●	inability to identify service providers for our agricultural properties and projects;

●	increased competition for suitable land from other agricultural real estate owners or developers, which increases our costs and adversely affects our profit margins;

●	inability to develop and operate our agricultural properties profitably, which may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

●	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

●	failure by purchasers of our properties to meet their payment obligations to us;

●	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

●	adverse climate conditions, such as global warming, which may contribute to the change of frequency of unpredictable or uncommon meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

●	unfavorable climate conditions in Brazil or Paraguay, particularly in the regions where we carry out our activities;

●	the economic, political and business environment in Brazil or Paraguay, and specifically in the geographic regions where we invest and operate;

●	inflation, fluctuating interest rates and exchange rates;

●	disputes and litigation relating to our agricultural properties; and

●	labor, environmental, civil and pension liabilities.

We may not be able to continue acquiring suitable agricultural properties on attractive terms.

In recent years, investments in Brazil’s agriculture sector have increased substantially. As a result, demand and valuations for the kind of properties we seek to acquire have escalated significantly. We believe that prices for such properties are likely to continue to increase in the medium and long-term, perhaps significantly as demand is expected to remain high. We compete with local and foreign investors, many of whom are larger and have greater financial resources than we do. Such investors may be able to incur operating losses for a sustained period, retain their real estate investments for a longer period than we can or accept lower returns on such investments. As a result, such investors may be willing to pay substantially higher prices for agricultural properties than we are able or willing to, depriving us of opportunities to acquire the best agricultural properties or increasing our acquisition costs. As a result of the foregoing, we cannot assure you that we will be able to locate and acquire suitable investments on reasonable terms or at all, and our inability to do so would have a material adverse effect on us.

The imposition of restrictions on acquisitions of agricultural properties by foreign nationals may materially restrict the development of our business.

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not allowed to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária, or INCRA), within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the grating of such certificates.

Recently, Brazilian Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and provided that the limitations mentioned above do not apply (i) to the pledge of real estate as collateral (including the fiduciary transfer of real estate property); and (ii) to debt settlements arising from the execution of real estate collateral. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities, which creates new business opportunities.

As of September 30, 2020, approximately 60.96% of our common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

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

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide food supply and demand as well as factors related to financial speculation;

●	disruptions in commodity markets caused by global events, including the impact of the COVID-19 pandemic;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

Given the uncertainty around the extent and timing of the ongoing COVID-19 pandemic, we are unable to predict or anticipate its final effects on our business and results of operations. See “—We may be exposed to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and results of operations.”

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

Ethanol prices are correlated with the price of sugar and are also closely correlated with the price of oil, so that a decline in the price of sugar or a decline in the price of oil may adversely affect our sugarcane business.

A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, the prices of both products are directly correlated, and the correlation between ethanol and sugar may increase over time. Sugar prices in Brazil are determined by prices in the world market, resulting in a correlation between Brazilian ethanol prices and world sugar prices.

In addition, gasoline prices in Brazil are controlled by the Brazilian government. Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump, ethanol prices are correlated to gasoline prices and, consequently, oil prices.

Oil prices varied sharply in 2020, with a record demand shock along with excess supply created by internal dispute among OPEC members. In March 2020, a dispute between Saudi Arabia and Russia sparked oil price volatility. In addition, the COVID-19 pandemic has led to unprecedented changes in demand for oil.

A decline in sugar prices could have an adverse effect on the financial performance of our sugarcane businesses.

Substantially all of our revenue is derived from a small number of customers, and we currently face a risk of default by our main customer.

We currently sell a substantial portion of our total crop production to a small number of customers who have considerable bargaining power. For instance, in the year ended June 30, 2020, four of our customers were responsible for 72.8% of our revenue, and each of these four customers was responsible for at least 10% of our revenue. Of these four customers, two were responsible for 100% of our revenue in the sugarcane segment, and two were responsible for 61.2% of our revenue in the grains segment. Comparatively, in the year ended June 30, 2019, four of our customers were responsible for 85% of our revenue, and each of these four customers was responsible for at least 10% of our revenue. Of these four customers, two were responsible for 100% of our revenue in the sugarcane segment, and two were responsible for 71% of our revenue in the grains segment. See Note 20 to our financial statements included elsewhere in this annual report.

Furthermore, we entered into a supply contract and a rural partnership agreement with Brenco – Companhia Brasileira de Energia Renovável – Em Recuperação Judicial (“Brenco”), which is controlled by Odebrecht S.A., pursuant to which we currently supply them with 100% of our sugarcane production from Alto Taquari, Araucária and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. The term of this rural partnership agreement covers a total area of 5,782 hectares, which we will explore and operate until March 31, 2026.

In addition, we entered into a supply contract and a rural partnership agreement with Agro Pecuária e Industrial Serra Grande Ltda. (“Agro Serra”), pursuant to which we currently supply them with 100% of our sugarcane production from São José farm. The term of this supply contract covers at least 15 crop years, and therefore is scheduled to expire no earlier than in crop year 2032/2033, and encompasses a total area of 14,900 hectares, which we will explore and operate.

In addition, the strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated customer base. Thus, we may not be able to maintain or form new relationships with customers, which could have a material adverse effect on our business, financial condition and results of operations.

Concentration among our customer base also increases the adverse consequences to us should we lose any of our customers or if any of our customers defaults on their obligations to us, either in the form of non-payment or through a breach of any contractual provision or obligation, such as shipping failure or delays. Delays in the shipment of our products could directly affect the planning of our harvest, which could generate losses and result in additional costs to us.

In the year ended June 30, 2020 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, due to the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019. Odebrecht’s former CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, acceleration of debts, among others. Please see “Item 4—Information on the Company—Business Overview—Agricultural Activities and Products—Sugarcane” for a table presenting the aging of receivables from Brenco. Brenco’s controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us. In addition, in May 2019, Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial). As of the date hereof, we are unable to determine the impact, if any, that the reorganization bankruptcy of Brenco in Brazil may have on the payment of receivables due to us or on the general risk of default by Brenco on its obligations. As of June 30, 2020 and as of the date of this annual report, receivables from Brenco amounted to R$12.0 million and R$10.7 million, respectively.

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

We may experience difficulties implementing our investment projects, which may affect our growth prospects.

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

Additionally, due to the ongoing COVID-19 pandemic, governments and other authorities have established certain restrictions on the freedom of movement of individuals and business operations, including travel bans, which led to supply chain disruptions and border closures. Other measures, such as the restriction on imports or closures of ports, airports or any ports of entry, or border closures may have a material adverse effect on our business and results of operations. See “—We may be exposed to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and results of operations.”

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

A worldwide economic downturn could weaken demand for our products and lead to lower prices.

Demand for our products may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic conditions, such as higher fuel prices, higher interest rates, stock and real estate market declines and associated volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand for, or the prices of, our products. We cannot predict the duration or magnitude of a downturn or the timing or strength of economic recovery following the adverse effects of the COVID-19 pandemic. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns may adversely impact our suppliers, which can result in disruptions to our operations and financial losses. Moreover, the deterioration of global economic conditions, particularly in relevant economies, such as the United States, China and Europe, as a result of the COVID-19 pandemic, may ultimately decrease the demand for our products and have a material adverse effect on our financial condition and results of operations. See “—We may be exposed to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and results of operations.”

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

In 2017, the real depreciated by 1.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$3.3080 on December 31, 2017. In 2018, the real depreciated by 17.1% against the U.S. dollar, and on December 31, 2018, the real/U.S. dollar exchange rate was R$3.8748. In 2019, the real depreciated by 0.6% against the U.S. dollar, and on December 31, 2019, the real/U.S. dollar exchange rate was R$4.0307. On September 30, 2020, the real/U.S. dollar exchange rate was R$5.6407 per US$1.00. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

Agribusiness operations are predominantly seasonal in nature. In Brazil, the harvest of soybean and corn generally occurs from February to June. The annual sugarcane harvest period in Brazil normally begins in April and ends in November of each year. Therefore, our results of operations are likely to continue to significantly fluctuate between the planting and harvest periods of each crop, which cause fluctuations in our cash flows as a result of disparities between our revenue stream and our fixed expenses. In addition, seasonality creates limited windows of opportunity for our producers to complete required tasks at each stage of crop cultivation. Should events such as adverse weather conditions (including deluges of rain as has recently been the case throughout Brazil) or transportation interruptions occur during these seasonal windows, we may face reduced revenue without an opportunity to recover until the following crop’s planting. Finally, because of the effects of seasonality, our quarterly results may not be indicative of our annual results.

Our growth plan will require additional capital, which may not be available on terms and conditions acceptable to us, or at all.

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

As of September 30, 2020, Cresud held 32.06% of our common shares. Cresud has other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Administrative Officer and Investor Relation Officer, were previously employed by Cresud. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

Certain of our agricultural products contain genetically modified organisms (GMOs), and risks associated with GMOs remain uncertain.

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

In 2018, a Brazilian trial court ruled that new products containing “glyphosate” – a herbicide widely used in soybeans and others crops – were prohibited from being registered in Brazil, and existing registrations would be suspended until the government reevaluates their toxicity. This decision also suspended the registration of others chemicals, such as the insecticide abamectin and the fungicide thiram. According to the Brazilian Agriculture Minister, this decision would be a disaster for the agricultural industry and, for this reason, the decision was subject to multiple appeals. On September 3, 2018, a court of appeals reversed the trial court’s decision. Currently, the use of glyphosate is permitted. However, we are unable to guarantee that it will continue to be allowed.

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

We depend on efficient access to transportation and port infrastructure for the growth of Brazilian agriculture and our operations. We may decide to acquire agricultural properties in areas where existing transportation infrastructure is inadequate and where improvements may be required to make our agricultural production more accessible to export centers at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by trucks, which is significantly more expensive than transportation by rail cars. Given that our dependence on road transportation prevents us from being considered a low-cost producer, our ability to compete on the world market may be impaired, especially as the price of fuel increases. As a result, we may not be able to secure efficient transportation for our production to reach major markets in a cost-efficient manner or at all, which may adversely affect our business, financial condition and results of operations.

In addition, as recently as May 2018, Brazil faced a widespread truck drivers’ strike, which caused a nationwide transportation paralysis, highway blockades, cargo delays, shortages of food, supplies and fuel in Brazil. If a widespread strike or similar disruptive event happens again, it could adversely affect the logistics sector as whole and our business, financial condition and results of operations.

Disruptions may also be caused by the spread of infectious disease, such as COVID-19, or by a deterioration in labor or union relations, disputes or work stoppages or other labor-related developments affecting us and our suppliers and distributors. See “—We may be exposed to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and results of operations.”

Competition in the markets for our products may affect us.

We face significant domestic and international competition in each of our markets and in many of our production lines. The global market for agricultural products is highly competitive and sensitive to changes in industrial capacity, product inventories and cyclical changes in the world economy, any one or more of which may affect to a significant degree the selling price of our products and therefore our profitability. Since many of our products are agricultural commodities, such products compete in international markets almost exclusively based on price. Many other producers of such commodities are larger than us and have more significant financial and other resources. Furthermore, many other producers receive subsidies in their respective countries that generally are not available in Brazil. Such subsidies may afford producers lower production costs or enable them to operate in an environment with sharp price reductions, constrained margins and operating losses for longer periods. Any increased competitive pressure with respect to our products could materially and adversely affect our business, financial condition and results of operations.

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

Data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. For example, on August 14, 2018, Brazil enacted Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employers and employees, and other relationships in which personal data is collected, whether in a digital or physical manner. The LGPD entered into force on September 18, 2020, but the imposition of penalties pursuant to it remains suspended until August 2021.

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

See also “—We were the target of a cybersecurity incident that disrupted our systems”.

We were the target of a cybersecurity incident that disrupted our systems.

In October 2019, we experienced a cybersecurity incident, in which certain of our network and computer systems and data became temporarily unavailable. We have no reason to believe that such incident resulted in the unauthorized disclosure of confidential information. Any security incident, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our service providers, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. We cannot assure you that our security measures, or those put in place by our service providers, will be sufficient to prevent future security breaches or incidents, which may directly or indirectly affect us, or that our failure to prevent them will not have a material adverse effect on our business, results of operations or financial condition.

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

We continuously monitor and develop our information technology networks and infrastructure. We also conduct annual tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a material impact on us. However, we cannot assure you that these measures will be effective in protecting us against future cyberattacks and other related breaches of our information technology systems.

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

Risks Relating to Brazil

The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Brazilian federal, state and municipal governments and other authorities have adopted a number of measures to adress the potential impacts of the COVID-19 pandemic, including:

●	to contain or delay the spread of COVID-19, the Brazilian Ministry of Health (Ministério da Saúde), as well as several state and municipal authorities have adopted or recommended social distancing measures;

●	in March 2020, the Brazilian federal government created a Crisis Committee to Monitor the Impacts of COVID-19 in Brazil. Since then, it has announced several measures to adress the effects of the COVID-19 pandemic in Brazil

●	the Brazilian National Congress has held discussions regarding several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes; and

●	a revision of tax benefits and increase of the rates of current taxes;

It is also possible that our commercial agreements, including rural partnership agreements, could be affected by the adverse impacts derived from the COVID-19 pandemic, since the parties thereto may be unable to comply with their contractual obligations. The COVID-19 pandemic would most likely be considered as an act of God or force majeure event by Brazilian courts. If our agreements are litigated, parties thereto could try to justify nonperformance and request: (i) termination without penalties; (ii) adjustment or release from contractual obligations; (iii) adjustment or release from the effects of arrears; and (iv) adjustment or release from penalties for breach of contract, which, could have a material adverse effect on our business and operations.

In addition, there is considerable uncertainty regarding the possible outcomes of the COVID-19 pandemic. We cannot predict what other measures will be implemented to mitigate the impacts of COVID-19 and whether they will lead to restrictions or limitations that could affect our business operations. The deterioration of global economic conditions as a result of the COVID-19 pandemic may decrease demand for our products and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic may also heighten several of the other risk factors described in this annual report.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

●	economic and social instability;

●	increase in interest rates;

●	exchange controls and restrictions on remittances abroad;

●	restrictions and taxes on agricultural exports;

●	exchange rate fluctuations;

●	inflation;

●	volatility and liquidity in domestic capital and credit markets;

●	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

●	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

●	government measures aimed at controlling the COVID-19 pandemic;
●	government policies related to our sector; and

●	fiscal or monetary policy and amendments to tax legislation; and other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the enactment of new tax laws, changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has been experiencing a slowdown. The Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019 and decreased 5.9% in the first six months of 2020.

Inflation, unemployment and interest rates have increased more recently, and the Brazilian real has weakened significantly in relation to the U.S. dollar. The market expectations for 2020 are that the Brazilian economy will experience a severe slowdown and Brazilian GDP will decrease, as a consequence of the COVID-19 pandemic. Adverse economic conditions in Brazil may materially and adversely affect our business, financial condition and results of operations.

As a result of investigations carried out in connection with the Lava Jato (Car Wash) operation into corruption in Brazil, a number of senior politicians, including congressmen, and executive officers of certain of the major state-owned companies in Brazil have resigned or been arrested, while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year as or December 31, 2010. The SELIC rate has increased and decreased since then and, as of June 30, 2019, it was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 7.18% in 2016, (0.52)% in 2017, 7.54% in 2018 and 7.30% in 2019. Cumulative inflation in the first six months of 2020, calculated by the same index, was 4.39%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2020, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

We are organized under the laws of Brazil, and certain of our executive officers and our independent registered public accountants reside or are based in Brazil. Most of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 15 agricultural properties in seven Brazilian states, aggregating 300,288 hectares, of which 198,316 hectares were arable but less than 15% of which were cultivated when acquired and 101,972 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and four of our agricultural properties were partly sold, representing in the aggregate a total area of 84,958 hectares. As of the date hereof, we hold 269,065 hectares, including 53,735 hectares leased.

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

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to us was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2020, Moroti owned 59,585 hectares, of which 34,673 were arable.

On November 22, 2019, we entered into a merger agreement (the “Merger Agreement”) with Agrifirma Holding S.A. (“Agrifirma Holding”). Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and warrants (“Agrifirma Warrants”) issued by BrasilAgro to the selling shareholders of Agrifirma Holding (the “Merger”).

Agrifirma Agro Ltda. and its subsidiaries (“Agrifirma”) are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as BrasilAgro, we expect the following impacts by reason of the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which BrasilAgro obtained control of Agrifirma. The Merger was accounted for pursuant to IFRS 3 – Business Combinations. Please see Note 1.1 to the financial statements included in this annual report.

Following the Merger, we added 28,930 hectares to our property portfolio, consisting of land located in the Western region of the State of Bahia, near our Jatobá and Chaparral farms, which are suitable for grain production and cattle raising. After the Merger, the total number of our outstanding shares is 62,104,301.

We invested more than R$1,013.3 million since our IPO to acquire, develop and transform agricultural properties.

We will continue the investments to develop and transform our agricultural properties in Brazil and Paraguay. In this regard, we will continue to apply for financing with government development banks.

From July 1, 2016 until the date hereof:

●	in June 2020, we sold an area of 1,875 hectares (1,500 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 300 soybean bags per arable hectare, or R$45.0 million (approximately R$30,010 per arable hectare);

●	in April 2020, we acquired the Serra Grande farm, located in the municipality of Baixa Grande do Ribeiro, in the State of Piauí. The Serra Grande farm has an area of 4,489 hectares, 2,904 hectares of which are arable to be developed, suitable for the cultivation of grains. The acquisition price was approximately R$25.0 million (R$8,600 per arable hectare);

●	in May 2020, we sold an area of 105 hectares (105 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$11.0 million (approximately R$105,000 per arable hectare);

●	in January 2020, we concluded the merger of Agrifirma into us, which added 28,930 hectares to our property portfolio;

●	in October 2019, we made an investment of US$ 1.0 million in Ag-Fintech Agrofy, or Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers;

●	in October 2019, we sold an area of 85 hectares (65 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$5.5 million (approximately R$84,817 per arable hectare);

●	in August 2019, we sold an area of 1,134 hectares (893 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 302 soybean bags per arable hectare, or R$23.2 million (approximately R$25,961 per arable hectare);

●	during the 2019/2020 crop year, we developed 2,000 hectares of our 215,330 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in June 2019, we sold an area of 3,124 hectares (2,473 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 285 soybean bags per arable hectare, or R$58.1 million (approximately R$23,500 per arable hectare);

●	in November 2018, we sold an area of 103 hectares (103 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$8.0 million (approximately R$77,690 per arable hectare);

●	during the 2018/2019 crop year, we developed 2,000 hectares of our 169,270 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	on August 28, 2018, we leased an area of 23,568 hectares, located in the municipality of São Félix do Araguaia, in the State of Mato Grosso. The new farm was named Partnership V. The lease agreement has a term of up to 10 years and was followed market prices practiced in the region;

●	in July 2018, we sold an area of 9,784 hectares (7,485 arable hectares) in the Jatobá farm, located in Jaborandi, State of Bahia. The total amount of the sale was 285 soybean bags per arable hectare, or R$164.8 million (approximately R$22,018 per arable hectare);

●	during the 2017/2018 crop year, we developed 2,000 hectares of our 172,032 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in May 2018, we sold an area of 956 hectares (660 arable hectares) in the Araucária farm, located in Mineiros, State of Goiás. The total amount of the sale was 1,208 soybean bags per arable hectare, or R$52.4 million (approximately R$79,393 per arable hectare);

●	in May 2018, we issued Agribusiness Receivables Certificates (ARC) in the aggregate amount of R$142.2 million. The ARCs are secured by debentures that were issued in two series, the first in the amount of R$85.2 million, and the second in the amount of R$57 million. The first series of debentures will mature on August 1, 2022 and be repaid in three annual installments starting on July 30, 2020, and accrue interest at 106.5% of the DI rate, payable on July 30 of each year. The second series of debentures will mature on July 31, 2023 and be repaid in four annual installments starting on July 30, 2020, and accrue interest at 110.0% of the DI rate, payable on July 30 of each year;

●	on February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to us was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2020, Moroti owned 59,585 hectares, of which 34,673 were arable;

●	in June 2017, we sold an area in the Jatobá Farm, a rural property located in the State of Bahia. A total of 625 hectares (500 hectares of arable land) were sold, worth 300 soybean bags per hectare of arable land or R$10.1 million (approximately R$20,180/ha);

●	in March 2017 and May 2017, we sold two areas in the Araucaria Farm, a rural property located in the State of Goias. In March 2017, 274 hectares (200 hectares of arable land) were sold in the amount of 1,000 soybean bags per hectare of arable land or R$12.5 million (R$13.2 million nominal value/approximately R$66,227/ha). The second area, sold in May 2017, totaled 1,360 hectares (918 hectares of arable land), worth 280 soybean bags per hectare or arable land or R$17.0 million (approximately R$18,535/ha). It is important to highlight that this area includes a lowland area and, therefore, the value of the sale per hectare of arable land is lower compared to the sale held in the same farm in March, which consisted of a plateau area;

●	we conducted a purchase and agricultural partnership for a property in state of Maranhão, whereby we acquired 17,566 hectares, 10,137 hectares of arable land in February 2017, that has already been developed, and will be used for the planting of grain crops. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand/hectare of arable land) and the agricultural partnership consists of 15,000 of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, which may be extended for the same period;

●	during 2016/2017 crop year, we developed 5,117 hectares of our 199,114 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	on October 5, 2016, we entered into an agreement with Carlos Casado, our partner in Cresca, to try to sell all the land that Cresca owned or to split ownership of the land between us and Carlos Casado if a 120 day period since execution of the agreement lapsed;

The map below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of September 30, 2020:

	Property	Location	Acquisition/Lease Date	Total Area	Arable Area	Project	Ownership
				(ha)	(ha)
1	Jatobá Farm	Jaborandi/BA	March 2007	14,930	11,590	Grains and Pasture	Owned
2	Alto Taquari Farm	Alto Taquari/MT	August 2007	5,103	3,503	Sugarcane	Owned
3	Araucária Farm	Mineiros/GO	April 2007	5,534	4,051	Sugarcane	Owned
4	Chaparral Farm	Correntina/BA	November 2007	37,182	26,444	Grains and Cotton	Owned
5	Nova Buriti Farm	Januaria/MG	December 2007	24,212	17,846	Forest	Owned
6	Preferência Farm	Barreiras/BA	September 2008	17,799	12,410	Grains and Pasture	Owned
7	Moroti Farm(1)	Boqueron/ Paraguay	February 2018	59,585	34,673	Grains and Pasture	Owned
8	Partnership II Farm(2)	Ribeiro Gonçalves/PI	November 2013	7,500	7,500	Grains	Leased
9	Partnership III Farm(3)	Alto Taquari/MT	May 2015	5,624	5,624	Sugarcane	Leased
10	Partnership IV Farm(4)	São Raimundo das Mangabeiras/MA	February 2017	15,000	15,000	Sugarcane	Leased
11	São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	10,137	Grains and Sugarcane	Owned
12	Partnership V Farm(5)	São Félix do Araguáia/MT	August 2018	20,138	20,138	Grains	Leased
13	Arrojadinho Farm(6)	Jaborandi/BA	January 2020	16,642	10,306	Grains	Owned
14	Rio do Meio Farm(7)	Jaborandi/BA	January 2020	12,288	8,501	Grains	Owned
15	Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	2,904	Grains	Owned
16	Partnership VII Farm(8)	Baixa Grande do Ribeiro/PI	December 2019	5,473	5,473	Grains	Leased

	Total			269,065	196,100

(1)	New corporate name of the operations in Paraguay. In the year ended June 30, 2020, we reassessed land use planning and adjusted the farm area.

(2)	BrasilAgro entered into an agricultural exploration partnership with respect to the Partnership II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3)	BrasilAgro entered into an agricultural exploration partnership with respect to the Partnership III Farm with a term valid until March 31, 2026.
(4)	BrasilAgro entered into an agricultural exploration partnership with respect to the Partnership IV Farm for a term of 15 years for planting sugarcane, with an option to renew for another 15 years.
(5)	BrasilAgro entered into an agricultural exploration partnership with respect to the Partnership V Farm for a term of up to 10 years.
(6)	Previously referred to as Partnership VI, the farm was acquired through the Merger of Agrifirma.
(7)	Farm acquired through the Merger of Agrifirma.
(8)	BrasilAgro entered into an agricultural exploration partnership with respect to the Partnership VII Farm for a term of up to 10 years.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 to our financial statements for the fiscal year ended June 30, 2020.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2020.

The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file or furnish documents electronically to the SEC, including us. Our internet website is www.brasil-agro.com. The information included on our internet website or the information that might be accessed through such website is not included in this annual report and is not incorporated into this annual report by reference.

Property	Location	Acquisition Date	Total Area	Land and Improvement Cost as of June 30, 2020(1)	Estimated Fair Market Value as of June 30, 2020	Appreciation(2)
			(ha)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	14,930	28.4	242.5	755%
Alto Taquari Farm	Alto Taquari/MT	August 2007	5,103	33.3	194.5	485%
Araucária Farm	Mineiros/GO	April 2007	5,534	45.5	190.3	318%
Chaparral Farm	Correntina/BA	November 2007	37,182	89.6	417.7	366%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	23.5	35.3	50%
Preferência Farm	Barreiras/BA	September 2008	17,799	27.1	68.2	152%
Moroti Farm	Boqueron Paraguay	February 2018	59,585	233.0	235.3	1%
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	110.4	247.6	124%
Arrojadinho Farm	Jaborandi/BA	January 2020	16,642	84.8	88.5	4%
Rio do Meio Farm	Jaborandi/BA	January 2020	12,288	120.8	123.1	2%
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	26.1	30.3	16%
Total			215,330	822.3	1,873.3	128%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.
(2)	Appreciation includes the impact of inflation since the acquisition date.

B.	Business Overview

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

Effects of the COVID-19 Pandemic

Government measures in Brazil

In light of the COVID-19 pandemic outbreak, the Brazilian government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures. Likewise, the Brazilian Congress is currently discussing several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes, including revoking the tax exemption granted to dividend distributions paid by Brazilian companies, which could affect the return of our investments, as well as of our shareholders.

In Brazil, states and municipalities may also revoke tax benefits and increase the rates of current taxes to increase their revenues

Company measures

In order to guarantee the hygiene and safety conditions established by the Brazilian Ministry of Health (Ministério da Saúde) and to preserve the health of our employees, we have adopted a plan with several measures established especifically for this purpose.

Key initiatives were the creation of a Prevention and Risk Committee, implementing remote work arrangements and the adoption of several measures and protocols to preserve the safety of all people involved in our operations, following the guidelines established by the Brazilian Ministry of Health (Ministério da Saúde).

Measures were also taken to support our operations and preserve cash, such as:

●	contracting new lines of credit, such as financing for agricultural cost, sugarcane and for working capital purposes;

●	early delivery of inputs; and

●	anticipating sales of agricultural products to ensure greater storage capacity.

Additionally, as of June 30, 2020, although we did not record material losses or gains in our 2020 financial results directly related to the pandemic, we continue to monitor possible future impacts due to:

●	exchange rate volatility, in connection with derivative operations related to currency operations and operations with commodities that we enter into to guarantee production margins in financial operations. For more information, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

●	volatility in sugar and ethanol prices and the consequent impact on sugarcane demand and prices;

●	changes in the expected sugarcane payment cycle arising from negotiations with our customers; as of June 30, 2020 none of our customers had missed payments; and

●	volatility in other commodity prices.

Our operations in Brazil and Paraguay continue without any material changes. Most of our business operations have not experienced any major disruption.

Agricultural Activities and Products

Independent Production

As of June 30, 2020, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or customers who have substantial bargaining power. Our net revenue was R$487.6 million for the year ended June 30, 2020 and R$357.9 million for the year ended June 30, 2019. All of our sales are to customers located in Brazil and Paraguay.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. As of June 30, 2020, we had one senior general manager for all of our farms, one manager at the São José Farm and Partnership IV farms, one manager at the Serra Grande, Partnership II and Partership VII farms, one manager at the Arrojadinho and Jatobá farms, one manager at the Chaparral and Rio do Meio farms, one manager at the Preferência Farm, one manager at the Partnership V farm, one regional manager at the Araucária, Alto Taquari and Partnership III farms, and one manager at the Moroti Farm.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May of each year. During the planting season for our 2019/2020 crop year, we planted 81,905 hectares of grains at our grain farms in Brazil and Paraguay. For the years ended June 30, 2020 and 2019, net revenue from sale of grains accounted for 47.9% and 47.9% of our net revenue, respectively.

All distribution of production from the farms is through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our customers.

Sugarcane

The sugarcane planting season runs from February to May of each year, and harvest occurs between April and November of each year. On June 30, 2020, we had 29,169 hectares planted with sugarcane at our Araucária, Alto Taquari, São José Farm, Partnership III and Partnership IV farms.

We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, Araucária, and Partnership III farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and is scheduled to expire in 2021/2022. In the year ended June 30, 2020 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. We currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated by the Brazilian Federal Police for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019.

In the table below, we present the aging of the receivables from Brenco, based on contractual terms.

As of June 30, 2020
Falling due:	(in R$ thousands)

Up to 30 days	10,402
30 to 90 days	—
91 to 180 days	—
181 to 360 days	1,570
Total	11,972

On May 8, 2015, we entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of 4,263 hectares by March 31, 2026. The properties are close to Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

We entered into a supply contract with Agro Serra, pursuant to which we currently supply the entirety of our sugarcane production from our Partnership IV farm to them. The term of this supply contract is 15 years, renewable for another 15 years.

For the years ended June 30, 2020 and 2019, net revenue from the sale of sugarcane accounted for 39.6% and 44.8% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our customers’ sugar and ethanol refineries.

Livestock

As of June 30, 2020, we had 15,064 head of cattle distributed over 13,721 hectares of active pasture.

Cotton

The planting season for cotton runs from September to December of each year, and the harvest occurs between February and May of each year. During the planting season for our 2019/2020 crop year, we planted 1,713 hectares of cotton at our Chaparral farm. For the year ended June 30, 2020, net revenue from the sale of cotton accounted for 2.7% of our revenue.

Others

As of June 30, 2020, we had 24,212 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Investment properties

As of June 30, 2020, the net book value of our investment properties was R$858.3 million, of which R$686.1 million represented land acquisition costs and R$172.2 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2020 and 2019, gains on farm sales accounted for R$61.4 million and R$142.8 million, respectively.

Agricultural Properties

As of June 30, 2020, we owned eleven agricultural properties, totaling 196,100 hectares of arable land (not including environmental preservation areas in accordance with Brazilian and Paraguayan environmental law), including 53,735 hectares of leased area, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Maranhão, Bahia, Piauí and in Paraguay. During the planting season for our 2019/2020 crop year, we planted 54,342 hectares of soybean, 24,939 hectares of corn (1st and 2nd crops), 29,169 hectares of sugarcane, 23,561 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 2,624 hectares of beans, 1,713 hectares of cotton and 16,806 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II, III, IV, V and VII.

São José Farm: As of June 30, 2020, the São José farm had an area of 17,566 hectares. The São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. in February 2017 for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

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

During the planting season for our 2019/2020 crop year, we planted 4,836 hectares of soybean, 580 hectares of corn, 631 hectares of second corn crop and 18,668 hectares of sugarcane at the São José farm.

Jatobá Farm: As of June 30, 2020, the Jatobá farm had an area of 14,930 hectares. The Jatobá farm was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

On June 30, 2017, we sold 625 hectares of our Jatobá farm, 500 of which are arable, for a total sale price of R$10.1 million, equivalent to 300 soybean bags per arable hectare. In July 2018, we sold 9,784 hectares of our Jatobá farm, 7,485 of which are arable, for a total sale price of R$164.8 million, equivalent to 285 soybean bags per arable hectare. In June 2019, we sold 3,124 hectares of our Jatobá farm, 2,473 of which are arable, for a total sale price of R$58.1 million, equivalent to 285 soybean bags per arable hectare. In September 2019, we sold 1,134 hectares of our Jatobá farm, 893 of which are arable, for a total sale price of R$23.2 million, equivalent to 302 soybean bags per arable hectare. In June 2020, we sold 1,875 hectares of our Jatobá farm, 1,500 of which are arable, for a total sale price of R$45.0 million, equivalent to 300 soybean bags per arable hectare. After these sales, the area of the Jatobá farm held by us is 14,930 hectares, of which approximately 11,590 hectares are arable.

Alto Taquari Farm: As of June 30, 2020, the Alto Taquari farm had an area of 5,103 hectares. The Alto Taquari farm was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. Prior to our acquisition, the Alto Taquari farm was used for grain cultivation and cattle raising. As of June 30, 2020, we planted 2,525 hectares of sugarcane, 784 hectares of soybeans and 663 hectares of second corn crop. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2023. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

In November 2018, we sold 103 hectares of our Alto Taquari farm, all of which are arable, for a total sale price of R$8.0 million, equivalent to 1,100 soybean bags per arable hectare. In October 2019, we sold 85 hectares of our Alto Taquari farm, 65 of which are arable, for a total sale price of R$5.5 million, equivalent to 1,100 soybean bags per arable hectare. In May 2020, we sold 105 hectares of our Alto Taquari farm, all of which are arable, for a total sale price of R$11.0 million, equivalent to 1,100 soybean bags per arable hectare. After these sales, the area of the Alto Taquari farm held by us is 5,103 hectares, of which approximately 3,503 hectares are arable.

Araucária Farm: As of June 30, 2020, the Araucária farm had an area of 5,534 hectares. The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007, in partnership with Brenco, in the proportion of 75% and 25%, respectively, for the total amount of R$80.0 million. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which our partnership with Brenco was terminated and we remained the sole owners of 9,682 hectares of the Araucária farm, equivalent to R$70.7 million. The property is located in the Municipality of Mineiros, in the State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

On May 2018, we sold 956 hectares of our Araucária Farm, 660 of which are arable (for a total sale price of R$52.4 million, equivalent to 1,208 soybean bags per arable hectare). On March 27, 2017, we sold 274 hectares of our Araucária Farm, 200 of which are arable, for a total sale price of R$12.5 million or (R$13.2 million nominal value, equivalent to 1,000 soybean bags). On May 30, 2017, we sold 1,360 hectares of our Araucária Farm, 918 of which are arable, for a total sale price of R$17.0 million, equivalent to 280 soybean bags. On April 25, 2013, we sold 394 hectares of our Araucária farm, 310 of which are arable, for a total sale price of R$10.3 million, equivalent to 48,000 soybean bags, and on June 27, 2014, we sold 1,164 hectares of our Araucária Farm, 913 of which are arable, for a total purchase price of R$41.3 million, equivalent to 735,000 soybean bags. After the sales, the area of Araucária farm held by us was 5,534 hectares, of which approximately 4,051 hectares are arable.

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2020.

Chaparral Farm: As of June 30, 2020, the Chaparral farm had an area of 37,182 hectares. The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

During the planting season for our 2019/2020 crop year, we planted 9.552 hectares of soybean, 1,713 hectares of cotton, 301 hectares of second bean crop, 3,085 hectares of pasture and 4,598 hectares of others cultures at the Chaparral farm.

Nova Buriti Farm: As of June 30, 2020, the Nova Buriti farm had an area of 24,212 hectares. The Nova Buriti farm was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

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

Preferência Farm: As of June 30, 2020, the Preferência farm had an area of 17,799 hectares. The Preferência farm was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for cattle raising and grain cultivation.

As of June 30, 2020, we had 6,344 hectares of active pasture at our Preferência farm.

Partnership II: On October 11, 2013, we entered into a rural partnership agreement with respect to Partnership II farm for up to 11 harvests, which is expected to end in June 2024. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area up to 7,500 hectares, which is suitable for grain crops. During the planting season for our 2019/2020 crop year, we planted 7,608 hectares of grains at the Partnership II farm.

Partnership III: On May 8, 2015, we entered into a rural partnership agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of up to 5,624 hectares until March 31, 2026. The properties are close to the Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

Partnership IV: On January 11, 2017, we entered into a rural partnership agreement with respect to a property located in the municipalities of São Raimundo das Mangabeiras, in the state of Maranhão (“Partnership IV”), pursuant to which we have the right to operate an area of up to 15,000 hectares. The agricultural partnership is already planted mostly with sugarcane and has a term of 15 years, renewable for another 15 years.

Partnership V: On August 28, 2018, we entered into a rural partnership agreement with respect to a property located in São Felix do Araguaia, in the state of Mato Grosso (“Partnership V”), pursuant to which we have the right to operate an area of up to 20,138 hectares for up to 10 years. These areas are mature, with more than five years under production and are suitable for a second crop.

During the planting season for our 2019/2020 crop year, we planted 37,625 hectares of grains (crop and second crop) at the Partnership V farm.

Serra Grande and Partnership VII: In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,904 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and will make remaining payments in three equal annual installments.

In addition to the acquisition, the Company has an agricultural partnership in an area of 5,473 hectares of arable and developed land, already planted and operated by the Company during the 19/20 harvest (Partnership VII). This area is contiguous to the acquired area, has more than 5 years in average of production and high production potential. Partnership VII has a term up to 12 years, with a call option until 2024.

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

As part of the re-distribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which BrasilAgro’s share was R$16.6 million. See Note 1.6 to our financial statements for the fiscal year ended June 30, 2020.

As of June 30, 2020, Moroti owned 59,585 hectares of which 34,673 were arable. During the planting season for our 2019/2020 crop year, we planted 6,286 hectares of soybean, 2,196 hectares of corn, 3,167 hectares of other grains and 3,064 hectares of pasture at the farm in Paraguay.

Arrojadinho Farm: On November 22, 2019, we entered into a Merger Agreement with Agrifirma Holding. Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and Agrifirma Warrants issued by BrasilAgro to the selling shareholders of Agrifirma Holding.

Agrifirma and its subsidiaries are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as BrasilAgro, we expect the following impacts immediately after the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which BrasilAgro obtained control of Agrifirma. The Merger was accounted for pursuant to IFRS 3 – Business Combinations. Please see Note 1.1 to the financial statements included in this annual report.

Following the Merger, we added 28,930 hectares to our property portfolio, of which 16,642 hectares are on the Arrojadinho Farm, located in Jaborandi, in the State of Bahia. The Arrojadinho farm is suitable for grain production and cattle raising.

During the planting season for our 2019/2020 crop year, we planted 3,760 hectares of grains at the Arrojadinho farm.

Rio do Meio Farm: On November 22, 2019, we entered into a Merger Agreement with Agrifirma Holding. Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and Agrifirma Warrants issued by BrasilAgro to the selling shareholders of Agrifirma Holding.

Agrifirma and its subsidiaries are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as BrasilAgro, we expect the following impacts immediately after the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which BrasilAgro obtained control of Agrifirma.

Following the Merger, we added 28,930 hectares to our property portfolio, of which 12,288 hectares are on the Rio do Meio Farm, located in Jaborandi, in the State of Bahia. The Rio do Meio farm is suitable for grain production and cattle raising.

During the planting season for our 2019/2020 crop year, we leased 8,043 hectares of the Rio do Meio farm to third parties.

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

Material Agreements

Agrifirma

On November 22, 2019, we entered into a Merger Agreement with Agrifirma Holding. Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and Agrifirma Warrants issued by BrasilAgro to the selling shareholders of Agrifirma Holding.

Agrifirma and its subsidiaries are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as BrasilAgro, we expect the following impacts immediately after the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which BrasilAgro obtained control of Agrifirma.

Based on the terms of the Merger Agreement, the consideration transferred in the form of shares was determined based on an initial exchange ratio (preliminary numbers), final exchange ratio (adjustment to exchange ratio) and adjustments due to indemnifications. The Merger Agreement also sets forth the minimum number of shares to be transferred at 5,392,872.

The parties agreed to define a first exchange ratio based on preliminary book values as of June 30, 2019, adjusted for the market value of the real state held by BrasilAgro and Agrifirma Holding, according to an appraisal report issued by a specialized third party. In addition, part of the consideration was agreed to be issued by us in the form of subscription warrants. As a result, the number of shares and warrants to be issued to the shareholders of Agrifirma was set at 5,215,385 shares and 654,487 warrants.

Pursuant to the Merger Agreement, the initial exchange ratio was adjusted to reflect the changes in the assets described above on the preliminary balance sheet as of June 30, 2019 through the acquisition date, on January 27, 2020, which was the date of the consummation of the Merger Agreement.

On April 1, 2020, BrasilAgro notified the former shareholders of Agrifirma Holding that the final exchange ratio, based on the changes in net equity from June 30, 2019 to January 27, 2020, was determined and reached the minimum number established in the merger agreement, totaling 5,392,872 shares as the final consideration to be paid by Brasilagro.

The Merger Agreement also sets forth certain obligations for the payment of compensation by BrasilAgro and the selling shareholders of Agrifirma if certain contractually indemnifiable losses occur within two years from the date of the Merger Agreement.

On June 18, 2020, BrasilAgro and the selling shareholders of Agrifirma signed a settlement agreement, pursuant to which the final exchange ratio was agreed at the minimum number of shares, totaling 5,392,872 shares. The parties also agreed that, given the resolution of a contingency by the date of the settlement agreement, the selling shareholders of Agrifirma agreed to return the amount of R$3,500,000 in restricted shares and Agrifirma Warrants on January 27, 2022, which were calculated using the market price of Brasilagro’s average share price during the 90 days prior to the settlement date.

The unrestricted shares issued for the consideration transferred for the acquisition of control of Agrifirma are recognized in equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant dividends are recorded under “other liabilities” in the statement of financial position as their final amount may vary due to certain conditions set forth in the Merger Agreement and, for such reason, do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the Agrifirma Warrants are considered potential common shares and as such included in the calculation of diluted earnings per share. See Note 1.1 to the financial statements included in this annual report.

Serra Grande Farm Acquisition and Partnership VII

In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,904 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and will make remaining payments in three equal annual installments.

In addition to the acquisition, the Company has an agricultural partnership in an area of 5,473 hectares of arable and developed land, already planted and operated by the Company during the 19/20 harvest (Partnership VII). This area is contiguous to the acquired area, has more than 5 years in average of production and high production potential. Partnership VII has a term up to 12 years, with a pre-fixed call option until 2024.

Partnership V (3SB Produtos Agrícolas S.A.)

On July 11, 2018, we entered into an agricultural rural partnership agreement with 3SB Produtos Agrícolas S.A. (“Brasilagro/3SB Partnership Agreement”), which was amended on August 28, 2018. The scope of 3SB Partnership Agreement involved a total of 11 rural properties, all located in the Municipality of São Felix do Araguaia, in the State of Mato Grosso, comprising a total agricultural area of 23,615 useful hectares. 3SB Produtos Agrícolas S.A. holds the rural properties under the Brasilagro/3SB Partnership Agreement by reason of rural lease agreements that it had previously entered into with the owners of such properties. For this reason, the term of the Brasilagro/3SB Partnership Agreement varies from property to property, according to the term of each rural lease agreement entered into with each the owners. On June 1, 2019, the total agricultural area of the Brasilagro/3SB Partnership Agreement was reduced by 3,242 useful hectares. On June 13, 2019, we entered into a new rural lease agreement with the owner of Fazenda Santa Luzia and Fazenda Jataí II (following the expiration of the rural lease agreements orignially entered into with 3SB Produtos Agrícolas S.A.). Considering both the Brasilagro/3SB Partnership Agreement and the agreements that we entered into with the owner of Fazenda Santa Luzia and Fazenda Jataí II, the total agricultural area currently occupied by us in São Felix do Araguaia, in the State of Mato Grosso, is 20,138 hectares.

Partnership IV (Agro Serra – Agro Pecuária e Industrial Serra Grande Ltda.)

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

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2020, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar, or ATR, price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo, or CONSECANA). For the year ended June 30, 2020, net revenue of our sugarcane production to Brenco was R$82.8 million, representing 16.9% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest. However, Brenco is facing financial difficulties and may not comply with its contractual obligations.

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

In the year ended June 30, 2020, we delivered a total of 840.6 million tons of sugarcane pursuant to the agreements described above.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by BrasilAgro.

In the year ended June 30, 2020 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Odebrecht S.A., is being investigated for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019. Odebrecht’s CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, early maturity of debts, among others. Therefore, Brenco’ controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

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

As part of the re-distribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which BrasilAgro’s share was R$16.6 million. See Note 1.6 to our financial statements for the fiscal year ended June 30, 2020.

As of June 30, 2020, Moroti owned 59,585 hectares of which 34,673 were arable. During the planting season for our 2019/2020 crop year, we planted 6,286 hectares of soybean, 2,196 hectares of corn, 3,167 hectares of other grains and 3,064 hectares of pasture at the farm in Paraguay.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of customers who have substantial bargaining power. In the year ended June 30, 2020, our three largest customers, Agro Serra, Brenco and Bunge, accounted for 60.0% of our total revenue. See “Item 3—Key Information—Risk Factors— Substantially all of our revenue is derived from a small number of customers, and we currently face a risk of default by our main customer.”

We did not and do not expect to renegotiate the terms of our agreements with our customers, such as extended payment terms or refund periods, or provide concessions or modify terms of arrangements and did not and do not expect to modify other contractual arrangements as a result of the COVID-19 pandemic.

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

Insurance

Our businesses are generally subject to a number of risks and hazards, which could result in damage to individuals, or destruction of properties, facilities and equipment. As a general rule, we believe that our insurance coverage against risks that are typical in our business is adequate and consistent with the usual practices adopted by other companies operating in the same sector in Brazil. Nevertheless, we cannot ensure that the coverage set forth in our insurance policies will suffice for purposes of protecting us from all losses and damages that may occur.

We have a civil liability insurance policy that covers liability arising from compensation for damages caused to third parties in an amount of up to R$5 million. This policy is currently in force and will expire on November 19, 2020. We are negotiating with the insurance company to extend this policy.

We also have a business insurance policy (rural multi-risk) for storage structure (silo) and machinery located at our Chaparral farm located in Correntina, in the State of Bahia. This policy provides for different maximum indemnity coverage, depending on the insured event, such as lightning, explosion, electrical damages or windstorm. This policy is currently in force and will expire on April 2, 2021.

We have also a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or other body created by our bylaws or employees that hold a management position to which they have been elected or appointed, provided that such election or appointment has been ratified by competent bodies, as applicable, and that the indemnification shall always be subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$20 million, and environmental damages up to R$20 million. This policy is currently in force and will expire on January 3, 2021.

We have an insurance policy that covers certain specific machinery (harvesters and planters), as well as the irrigation pivot system at our São José farm.

We also have an insurance policy that covers our headquarters office for fire, lighting and explosion events, as well as electric damage. This policy is currently in force and will expire on April 27, 2021.

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

We have filed three trademark registration applications with the INPI for the trademark name (which corresponds to our current corporate name) “BrasilAgro – Companhia Brasileira de Propriedades Agrícolas” under Nos. 828045089, 828045097 and 828045100.

Registration No. 828045089 concerning intermediation, purchase, sale or lease of properties, land, buildings and real estate in rural and urban areas, intermediation in real estate transactions of any kind, as well as participation in other companies, in undertakings in Brazil and abroad was granted to us by the INPI on June 2, 2020 and will expire on June 2, 2026. Registration No. 828045097 concerning marketing, distribution, importation and export of agricultural and livestock products was granted to us by the INPI on June 5, 2012 and will expire on June 5, 2022. Registration No. 828045100 concerning products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables, seeds, plants and natural flowers and animal feed was granted to us by the INPI on September 20, 2016 and will expire on September 20, 2026.

We also have filed three trademark registration applications for the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” under applications No. 827971575, 827971567 and 827971583. Registration No. 827971567 was approved on April 7, 2020 and will expire on April, 7, 2030. Reistration Nos. 827971575 and 827971583 were approved on June 14, 2011 and January 28, 2014, respectively, and will expire on June 14, 2021 and January 28, 2024, respectively.

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

Following the Merger of Agrifirma, we also became the title owner of the following trademarks: (i) Registration No. 830154647, concerning the participation in other companies as a partner or shareholder, purchase and sale of real estate, and management of real estate, which was renewed as from February 8, 2021 and will expire on February 8, 2031; (ii) Registration No 830154566, concerning coffee and cotton processing services, which was registered on November 29, 2016 and will expire on November 29, 2026; (iii) Registration No 830154620, concerning harvesting services (agricultural services), services of advice, consultancy and information on research in the field of agriculture, which was renewed as from February 8, 2021 and will expire on February 8, 2031; (iv) Registration No. 830154663, concerning buying, selling, importing, exporting and commercialization of products related to agriculture, livestock and reforestation, such as coffee, cotton, soy, corn, firewood, cattle and their derivatives, such as meat and milk, which was registered on February 14, 2012 and will expire on February 8, 2031; and (v) Registration No. 830154582, concerning transport and storage services, which was renewed as from February 8, 2021 and will expire on February 8, 2031.

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

The environmental licensing procedure includes authorizations to change land use, water use licenses, licenses for agriculture and livestock activities, etc. All of these licenses guarantee that activities are being carried out in compliance with environmental laws and their possible impacts are being mitigated or compensated.

For the Paraguay farm, we obtained licenses to change land use and licenses for agricultural and animal-raising activities for the remaining area.

For the Nova Buriti farm, we carry out environmental impact studies and present them as regulatory agencies to obtain that licenses. However, we are also considering alternative options, such as a conservation easement, apportionment of land for an environmental reserve area and compensation for a legal reserve area.

For the Preferência farm, we renew the authorization to change land use with the competent environmental agency.

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

As of June 30, 2020, 68,129 hectares, or approximately 32% of the total area of our properties, consist of protected areas.

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

All of our owned properties are registered or in the process of being registered with CAR.

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

As of June 30, 2020, approximately 58.44% of our common shares were held by foreigners.

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

As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment in any of these lawsuits to be ruled by the STF.

C.	Organizational Structure

The chart below illustrates our corporate structure os of September 30, 2020. All of our subsidiaries are incorporated in Brazil and Paraguay.

(1)	A portion of our common shares held by Cresud are deposited with The Bank of New York Mellon in the form of ADRs (American Depositary Receipts). Includes shares held by Agro Managers, which is organized under the laws of Argentina and controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain) and Cresud, respectively.
(2)	Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, and both entities are part of the group that employs Mr. Bruno Magalhães, a member of our board of directors. Certain of the shares held by Autonomy Master Fund Limited are held as hedge for total return swap transactions entered into between Credit Suisse Securities (Europe) Limited and Autonomy Master Fund Limited. The swap transactions mature on September 27, 2021.
(3)	Consolidated position of the funds managed by Charles River Capital.
(4)	Cape Town LLC is controlled by Mr. Elie Horn.
(5)	Other than Mr. Eduardo Elsztain.
(6)	On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded, and the portion of assets and liabilities held by us was transferred to our wholly-owned subsidiary Moroti.

D.	Property, Plants and Equipment

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

The following discussion contains forward-looking statements that involve risks and uncertainties, in particular with respect to the COVID-19 pandemic and related effects on our historical and future results of operations and financial condition. See “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

A.	Operating Results

Impact of the COVID-19 Pandemic

In December 2019, COVID-19 surfaced in Wuhan, China. The outbreak was declared a global pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact are uncertain, and such adverse effects may be material to our business and operations.

In March 2020, we developed and implemented a plan comprised of certain measures to protect the health of our employees, prevent the spread of COVID-19 at our facilities and mitigate its effects on our operations. These measures included:

●	the creation of a Prevention and Risk Committee to assess the overall situation, propose and revise preventive measures and actions to minimize risks, and coordinate the implementation of action plans;

●	the adoption of a remote work policy for employees who are in certain risk groups or who work at our corporate headquarters in São Paulo;

●	the implementation of certain measures and protocols to protect the safety of all persons involved in our operations, pursuant to the guidelines of the Brazilian Ministry of Health (Ministério da Saúde); and

●	the adoption of contingency plans to prevent disruption in our operations.

All of our employees have been able to access all of our systems and company work tools remotely. The remote work arrangements that we adopted did not affect our ability to maintain our operations, including financial reporting systems, internal control over financial reporting and disclosure controls and procedures.

Our operations in Brazil and Paraguay continued normally and, to date, we have not had had any material impact on our business and operations arising out of the COVID-19 pandemic. However, there are no recent comparable events that may guide us as to the effects of the COVID-19 pandemic, and we cannot anticipate the final effects of the COVID-19 pandemic on our business and operations until the COVID-19 pandemic is resolved.

See “Item 4—Information on the Company—Business Overview—Effects of the COVID-19 Pandemic,” for additional information concerning the COVID 19 pandemic. See also “Item 3—Key Information—Risk Factors—Risks Relating to our Business and Industry—We may be exposed to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and results of operations” and “—Risks Relating to Brazil—The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.”

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment.

Brazilian GDP decreased 3.6 % in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019 and decreased 5.9% in the first six months of 2020. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, published by IBGE, was 6.28%, 2.95%, 3.75% and 4.31% per year in 2016, 2017, 2018 and 2019, respectively, and 0.1% in the first six months of 2020. The U.S. dollar depreciated 16.5% against the real in 2016, 1.5% in 2017, 17.1% in 2018 and 0.6% in 2019. In the six months ended June 30, 2020, the U.S. dollar appreciated 26.4% against the real. Unemployment in Brazil increased from 6.8% in January 2014 to 13.3% in June 2020. International reserves held by the Central Bank of Brazil decreased from US$376.7 billion as of September 30, 2016 to US$356.6 billion as of September 30, 2020.

In September 2015, Standard & Poor’s started to review the sovereign credit risk rating of Brazil, and downgraded it to a grade below the investment grade and, since then Brazil had been successively downgraded by the three major credit rating agencies worldwide. After the downgrading on September 30, 2015, Standard & Poor’s once more reduced the credit risk rating of Brazil from BB+ to BB and, more recently, on January 11, 2018, it downgraded the sovereign credit risk rating of Brazil from BB to BB- with stable outlook, citing the delay in the approval of tax measures intended to rebalance the government budget. In February 2016, Moody’s downgraded the credit risk rating of Brazil to a grade below the investment grade, to Ba2, with negative outlook, which in April 2018 changed to a stable outlook. In February 2018, Fitch downgraded the sovereign credit risk rating of Brazil to BB negative, which was reaffirmed in August 2018, with a stable outlook, citing structural weaknesses in public finance, high government indebtedness, a poor growth outlook, political environment and issues related to corruption.

In 2020, the COVID-19 pandemic has significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. Actual and potential impacts of the COVID-19 pandemic on the global economy, the economies of certain countries and certain companies has led ratings agencies to review and downgrade the credit ratings of sovereigns and issuers of securities around the world. In May 2020, Fitch downgraded the sovereign credit rating of Brazil to BB- with negative outlook, citing the deterioration of the Brazilian economic environment as a result of political instability and the ongoing COVID-19 pandemic. A potential further downgrade of the ratings of Brazil, our ratings, or those of our debt securities could result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity and ability to obtain additional financing under desired terms and conditions.

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2020	2019	2018	Source
Soybean Price (Paranaguá)	(R$/bag)
Closing	115.32	81.80	86.54	Bloomberg
Exchange rate	(R$ per US$ 1.00)
Beginning	3.82	3.90	3.30	Bloomberg
Closing	5.48	3.83	3.85	Bloomberg
Average	4.47	3.86	3.34	Bloomberg
ATR (R$/Kg of ATR)(1)	0.68	0.62	0.57	http://www.udop.com.br
Closing IGP-M (%)(2)	7.31%	6.51%	6.92%	Bloomberg
IPCA(3)	2.13%	3.37%	4.39%	Bloomberg
CDI(4)	4.59%	6.32%	7.35%	B3
NPK(5) (R$/ton)	1,362.73	1,150.28	1,248.62	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.
(2)	IGP-M is published monthly by FGV.
(3)	IPCA is published monthly by IBGE.
(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).
(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from the sale of (i) grains (comprised of soybean, corn, bean, cotton and sorghum); (ii) sugarcane; (iii) cattle and (iv) other farming products.

Taxes on sales

Taxes on sales vary depending on the product and the market, as follows:

Tax	Direct Export	Sale to Importer/Exporter	Domestic market
ICMS	Not levied	Not levied	Levied
PIS	Not levied	Not levied	Levied
COFINS	Not levied	Not levied	Levied
FUNRURAL	Not levied	Levied	Levied
FETHAB	Not levied	Levied	Levied

Below is a description of the principal taxes on sales of our products:

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

State Fund for Transport and Housing (Fundo Estadual de Transporte e Habitação, or FETHAB) is a contribution per ton of products (soybean, corn, beans) sold in the State of Mato Grosso, as follows: R$32.41 per ton of soybean, R$9.19 per ton of corn and R$7.35 per ton of beans.

Gain (loss) on sale of farms

Upon the sale of investment property, such as our farms, we recognize in the statement of operations a gain (loss) for the difference between the sale proceeds and the carrying amount of the property sold. We account for our investment properties at cost.

Changes in fair value of biological assets

Our biological assets consist mainly of the cultivation of soybean, corn, cotton, bean, sorghum, sugarcane and cattle raising (see livestock), which are measured at fair value less cost to sell.

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

The sugarcane crop productive cycle is five years on average, and for a new cycle to start depends on the completion of the previous cycle. In this regard, the current cycle is classified as biological asset in current assets, and the amount of the constitution of the bearer plant (bearer of the other cycles) are classified as permanent culture in property, plant and equipment. The calculation to estimate the value of the biological asset “sugarcane” was the discounted cash flow at a rate reflecting the risks and the terms of the operation. As a result, we projected the future cash flows in accordance with the projected productivity cycle, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each hectare planted. The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As a result, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’ prices available in futures markets, were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), the B3, and NYBOT (“New York Board of Trade”). For the agricultural products not quoted in these markets, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

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

Income and social contribution-current and deferred taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries Jaborandi Agrícola Ltda., Agrifirma Bahia Agropecuária Ltda., I.A. Agro Ltda., GL Empreendimentos e Participações Ltda. and Agrifirma Brasil Agropecuária S.A. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

Revenue from contracts with customers

We recognize our revenue in an amount that reflects the Company’s expected consideration in exchange for the transfer of good or services to a customer when all performance obligations have been fulfilled.

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

Leases

We account for lease agreements in accordance with the requirements of IFRS 16 – Leases and recognize right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. In order to measure lease liabilities, our management considers only the minimum fixed lease payments. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the incremental borrowing rate.

New standards, amendments and interpretations of standards

New or amended pronouncements applied for the first time in the current fiscal year

We applied for the first time the standards IFRS 16 – Leases and IFRIC 23 – Uncertainty over Income Tax Treatments at the beginning of the fiscal year ended June 30, 2020, i.e., July 1, 2019. We have not adopted any other standard, interpretation or amendment early that has been issued but is not yet effective. The nature and effect of the changes as a result of the adoption of these new accounting standards are described below.

Since our fiscal year begins on July 1, the standards that were effective on January 1, 2019 were initially adopted by us at the beginning of the fiscal year ended June 30, 2020, i.e., July 1, 2019.

IFRS 16 – Leases

IFRS 16 superseded IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement contains a Lease, SIC-15 – Operating Leases—Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The IFRS 16 standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor.

The Company adopted IFRS 16 using the modified restrospective method, with the date of initial application of July 1, 2019.

The standard had significant impacts on the financial statements, since, according to the new principles introduced by IFRS 16, the Company recognized lease liabilities and right-of-use assets on the date of initial application for leases previously classified as operating leases. The Company’s main contracts are related to agricultural partnership operations and land lease, in addition to other less relevant contracts that involve the lease of machinery, vehicles and properties. See Note 13 to our financial statements.

The Company elected to use the transition practical expedient to not reassess whether a contract is, or contains, a lease at July 1, 2019. Instead, the Company applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

The right-of-use of the asset was measured at the amount equivalent to the lease liability, adjusted by the amount of any payments made in advance or accumulated related to these leases that were recognized in the balance sheet immediately prior to the initial adoption of the standard. Lease liabilities are discounted to present value using the incremental borrowing rate of the lessee on the transition date.

IFRIC 23 – Uncertainty over income tax treatments

The interpretation IFRIC 23 addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

●	if the entity considers uncertain tax treatments separately;

●	the assumptions of the entity regarding the examination of tax treatments by tax authorities;

●	how the entity determines taxable income (tax loss), calculation bases, unused tax losses, tax credits from prior periods and tax rates;

●	how the entity considers changes in facts and circumstances.

The entity must determine if it considers each uncertain tax treatment separately or jointly with one or more uncertain tax treatments. The entity must follow the approach that best provides the resolution of the uncertainty. The interpretation is valid for annual periods starting after January 1, 2019. We adopted the standard as of July 1, 2019 and concluded that there were no significant effects on our financial statements.

Standards issued but not yet in force

Amendments to IFRS 3: Defining businesses

In October 2018, the IASB issued amendments to IFRS 3 regarding the definition of a business to help entities to determine if a set of activities and assets acquired is a business or not. They clarify the minimum requirements for a company, eliminate the assessment of if market participants are capable of replacing missing elements, include guidelines to help entities to evaluate if an acquired process is substantive, determine better the definitions of business and outputs and introduce a test of concentration of optional fair value. New illustrative cases were provided with the amendments.

Since the amendments apply prospectively to transactions or other events occurring on the date or after the first-time adoption, the Company will not be affected by these amendments on the transition date.

Amendments to IAS 1 and IAS 8: Definition of material omission

In October 2018, IASB issued amendments to IAS 1 and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of omission in all standards, with the information material if omitting, misstating or obscuring if it could reasonably influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity

Such amendments are not expected to have a significant impact on our financial statements.

There are no other standards and interpretations issued and not yet adopted that may, in the opinion of our management, significantly impact profit or loss or shareholders’ equity disclosed by us.

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

Recent Developments

Sale of Bananal X Farm

On February, 20, 2019 we entered into a commitment to purchase and sale agreement for the sale of all of the 2,160 hectares of the Bananal X Farm, a property that had been held by Agrifirma Brasil Agropecuária S.A. since October 2011 and partially leased (1,968 hectares) to Francisco Ferreira Camacho since June, 2016, located in Luís Eduardo Magalhães, in the State of Bahia, comprised of 1,714 hectares of agricultural area and 446 hectares of legal reserve and permanent preservation area. The farm had not been operated by us and was leased for the purpose of cattle raising.

The sale price was R$28.0 million, which was divided into seven installments, with an advance of R$2.0 million to be paid in two installments, with the first installment becoming due on February 20, 2019 and the second 30 days thereafter. The two advance installments were received and are recorded as advances from customers.

A disagreement with the lessee of the area upon the sale prevented its immediate recognition until our current fiscal year and reporting date, and the asset remained registered under non-current assets held for sale. In July 2020, the parties concluded the agreement, the conditions precedent were fully met and, on July 31, 2020, the ownership of the farm was transferred, consummating the sale of the Bananal X farm.

The conditions precedent set forth in the sale agreement were fully met on July 31, 2020 after the receipt of R$5.5 million. The nominal sale value was R$28.0 million, of which we already received R$7.5 million. The remainder of the sale price will be paid to us in three annual installments in 2021, 2022 and 2023 in the amounts of R$6.0 million, R$7.0 million and R$7.5 million, respectively.

2020 Cybersecutity Incident

In year ended June 30, 2020, we were subject to a ransomware cyberattack that caused a partial and temporary interruption of our operations. We implemented our contingency plans, continued operating partially during the cyberattack, and progressively reconnected our operating systems following the attack.

Following the incident, we have taken certain additional preventative measures to address cybersecurity risks, such as review and identification of the vulnerabilities in our IT environment, review of the processes and procedures related to firewall and logical access management, including IT systems and databases, and implementation of logical access and information security controls to address the risks identified.

Although the source of the cyberattack could not be identified, the process and characteristics of the cyberattack could be satisfactorily identified, and we believe the procedures described above will assist us in reviewing our information technology systems to prevent further cyberattacks in the future.

See “Item 3. Key Information––D. Risk Factors—We were the target of a cybersecurity incident that disrupted our systems.”

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

	Year Ended June 30, 2020
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	487,568	14,680	233,413	13,052	192,942	32,674	807	—
Gain from sale of farm	61,420	61,420	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	160,371	—	86,373	1,373	75,861	(1,298)	(1,938)	—
Reversal of provision for agricultural products after harvest	(4,153)	—	(4,153)	—	—	—	—	—
Cost of sales	(483,813)	(4,876)	(245,805)	(13,529)	(184,811)	(32,436)	(2,356)	—
Gross profit	221,393	71,224	69,828	896	83,992	(1,060)	(3,487)	—

Operating income (expenses)
Selling expenses	(14,300)	3,731	(16,247)	(282)	(1,136)	(366)	—	—
General and administrative expenses	(43,890)	—	—	—	—	—	—	(43,890)
Other operating income	1,231	—	—	—	—	—	—	1,231
Equity pickup	(150)	—	—	—	—	—	—	(150)
Operating income (loss)	164,284	74,955	53,581	614	82,856	(1,426)	(3,487)	(42,809)

Net financial income
Financial income	375,413	146,161	11,325	886	—	—	23,053	193,988
Financial expenses	(406,168)	(133,795)	(39,362)	(3,651)	(4,828)	(1,532)	(43,175)	(179,825)
Income (loss) before taxes	133,529	87,321	25,544	(2,151)	78,028	(2,958)	(23,609)	(28,646)

Income and social contribution taxes	(13,975)	(6,722)	(8,685)	731	(26,530)	1,006	8,027	18,198

Net income (loss) for the year	119,554	80,599	16,859	(1,420)	51,498	(1,952)	(15,582)	(10,448)

	Year Ended June 30, 2019
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	357,910	8,520	171,735	—	160,476	16,795	384	—
Gain from sale of farm	142,812	142,812	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	56,718	—	18,714	2,619	34,511	1,526	(652)	—
Reversal of provision for agricultural products after harvest	(2,040)	—	(2,040)	—	—	—	—	—
Cost of sales	(319,214)	(1,788)	(156,656)	—	(142,303)	(17,118)	(1,349)	—
Gross profit	236,186	149,544	31,753	2,619	52,684	1,203	(1,617)	—

Operating income (expenses)
Selling expenses	(10,536)	(35)	(10,885)	—	—	(201)	585	—
General and administrative expenses	(38,812)	—	—	—	—	—	—	(38,812)
Other operating income	(1,064)	—	—	—	—	—	—	(1,064)
Equity pickup	1,102	—	—	—	—	—	—	1,102
Operating income (loss)	186,876	149,509	20,868	2,619	52,684	1,002	(1,032)	(38,774)

Net financial income
Financial income	310,538	93,460	13,699	—	79,232	—	11,549	112,598
Financial expenses	(297,616)	(116,502)	(9,566)	—	(44,569)	—	—	(126,600)
Income (loss) before taxes	199,798	126,467	25,001	2,619	86,968	1,002	10,517	(52,776)

Income and social contribution taxes	(22,719)	(7,724)	(8,500)	—	—	(341)	(3,576)	26,991

Net income (loss) for the year	177,079	118,743	16,501	2,619	(29,569)	661	6,941	(25,785)

	Year Ended June 30, 2018
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	244,278	5,133	97,180	—	138,143	4,081	(259)	—
Gain from sale of farm	39,817	39,817	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	99,083	—	55,584	—	43,952	239	(692)	—
Reversal of provision for agricultural products after harvest	883	—	905	—	—	—	(22)	—
Cost of sales	(228,319)	—	(89,633)	—	(134,028)	(4,378)	(280)	—
Gross profit	155,742	44,950	64,036	—	48,067	(58)	(1,253)	—

Operating income (expenses)
Selling expenses	(10,087)	—	(9,730)	—	—	(383)	26	—
General and administrative expenses	(34,945)	—	—	—	—	—	—	(34,945)
Other operating income	35,432	—	—	—	—	—	—	35,432
Equity pickup	14,671	—	—	—	—	—	—	14,671
Operating income (loss)	160,813	44,950	54,306	—	48,067	(441)	(1,227)	15,158

Net financial income
Financial income	129,323	20,843	12,388	—	18,208	—	18,501	59,383
Financial expenses	(137,879)	(5,158)	(6,606)	—	(20,597)	—	(18,261)	(87,257)
Income (loss) before taxes	152,257	60,635	60,088	—	45,678	(441)	(987)	(12,716)

Income and social contribution taxes	(25,919)	(20,616)	(20,430)	—	(15,531)	150	335	30,173

Net income (loss) for the year	126,338	40,019	39,658	—	30,147	(291)	(652)	17,457

The table below shows a summary of our statement of operations for the years indicated.

	2020	2019	2018
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	487,568	357,910	244,278
Gain on sale of farms	61,420	142,812	39,817
Changes in fair value of biological assets and agricultural products	160,371	56,718	99,083
Adjustments to net realizable value of agricultural products after harvest, net	(4,153)	(2,040)	883
Cost of sales	(483,813)	(319,214)	(228,319
Gross profit	221,393	236,186	155,742
Selling expenses	(14,300)	(10,536)	(10,087
General and administrative expenses	(43,890)	(38,812)	(34,945
Other operating income (expenses) net	1,231	(1,064)	35,432
Share of (loss) profit of a joint venture	(150)	1,102	14,671
Operating income (loss)	164,284	186,876	160,813
Financial income	375,413	310,538	129,323
Financial expenses	(406,168)	(297,616)	(137,879
Financial (expense) income, net	(30,755)	12,922	(8,566
Profit before income and social contribution taxes	133,529	199,798	152,257
Income and social contribution taxes	(13,975)	(22,719)	(25,919)
Net Profit for the year	119,554	177,079	126,338
Profit attributable to equity holders of the parent	119,554	177,079	126,338
Issued shares at the fiscal year end	62,104,301	56,888,916	56,888,916
Basic earnings per share	2.11	3.29	2.35
Diluted earnings per share	2.09	3.27	2.35

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

Net revenue

Net revenue increased R$129.7 million from R$357.9 million for the year ended June 30, 2019 to R$487.6 million for the year ended June 30, 2020. This increase was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$32.5 million from R$160.5 million (reflecting sales of 1,781,229 tons at an average price of R$90.09 per ton) for the year ended June 30, 2019 to R$192.9 million (reflecting sales of 2,062,354 tons at an average price of R$93.55 per ton) for the year ended June 30, 2020. This represents an increase of 20.2% over the previous year, mainly resulting from the increase in average per-ton sugarcane sales price and the increase in sales volume. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS per ton of harvested sugarcane, from R$0.639 per kg in 2019 to R$0.672 per kg in 2020.

ii.	Revenue from grain sales: revenue from grain sales increased R$61.7 million from R$171.7 million for the year ended June 30, 2019 (reflecting sales of 158,454 tons at an average price of R$1,083.8 per ton) to R$233.4 million for the year ended June 30, 2020 (reflecting sales of 252,386 tons at an average price of R$1,081.3 per ton). This represented an increase of 35.9% over the previous year resulting from increases in sales volume, represented mainly by revenues from soybean and corn sales, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$33.5 million from R$161.7 million (reflecting sales of 137,114 tons at an average price of R$1,179.45 per ton) for the year ended June 30, 2019 to R$195.2 million (reflecting sales of 166,145 tons at an average price of R$1,174.92 per ton) for the year ended June 30, 2020. This represents an increase of 20.7% over the previous year resulting from an increase in sales volume, which was a result of the increase in the number of hectares planted, in line with our strategy to continuously develop arable areas at the farms we operate.

●	Revenue from corn sales: revenue from corn sales increased R$25.0 million from R$10.0 million (reflecting sales of 21,340 tons at an average price of R$469.35 per ton) for the year ended June 30, 2019 to R$35.0 million (reflecting sales of 84,686 tons at an average price of R$413.60 per ton) for the year ended June 30, 2020. This represents an increase of 249.7% over the previous year, which was a result of the increase in the number of hectares planted, in line with our strategy to continuously develop arable areas at the farms we operate.

iii.	Revenue from cattle sales: cattle-raising revenue by R$15.9 million from R$16.8 million (related to the sale of 8,750 head of cattle at R$5.18 per kilo) for the year ended June 30, 2019 to R$32.7 million (related to the sale of 15,159 head of cattle at R$5.72 per kilo) for the year ended June 30, 2020. The increase in the number of head of cattle sold is a result of the maturity of the herd held by us as well as the acquisition of head of cattle in the period.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2020	2019	2020	2019	2020	2019
Grain	81,905	66,899	252,386	158,454	233,413	171,735
Sugarcane	29,169	31,832	2,062,354	1,781,229	192,942	160,476

Gain on sale of farms

For the year ended June 30, 2020, we sold 3,199 hectares of the Jatobá and Alto Taquari Farms in the States of Bahia and Mato Grosso, respectively, for R$71.5 million at a cost of R$10.1 million, including indirect taxes. For the year ended June 30, 2019, we sold 13,011 hectares of the Jatobá and Alto Taquari Farms in the States of Bahia and Mato Grosso, respectively, for R$177.2 million at a cost of R$34.4 million, including indirect taxes.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products increased R$103.7 million from a gain of R$56.7 million for the year ended June 30, 2019 to a gain of R$160.4 million for the year ended June 30, 2020. This variation resulted mainly from the increase in the fair value of biological assets and agricultural products of grains from a gain of R$18.1 million for the year ended June 30, 2019 to a gain of R$86.3 million for the year ended June 30, 2020. Such variation was mainly due to an increase in the soybean and corn yields in relation to the previous year. In addition, the fair value of biological assets and agricultural products of sugarcane varied from a gain of R$34.5 million for the year ended June 30, 2019 to a gain of R$75.9 million for the year ended June 30, 2020. Such variation was a result of the increase in productivity due to rainfall levels.

Adjustments to net realizable value of agricultural products after harvest

We recognized an impairment of net realizable value of agricultural products after harvest of R$2.0 million for the year ended June 30, 2019. For the year ended June 30, 2020, we recognized an impairment of net realizable value of agricultural products after harvest of R$4.2 million. Such variations resulted from the decrease in the corn and soybean prices from the harvest time to the end of the respective fiscal year, mainly due to price volatility during the harvest caused by the COVID-19 pandemic.

Cost of sales

Cost of sales increased R$164.6 million from R$319.2 million for the year ended June 30, 2019 to R$483.8 million for the year ended June 30, 2020.

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$58.6 million. Our average cost per ton of soybean sold increased 15.2% from R$1,077.50 per ton (corresponding to 137,114 tons at a total cost of R$147.7 million) for the year ended June 30, 2019 to R$1,241.64 per ton (corresponding to 166,145 tons at a total cost of R$206.3 million) for the year ended June 30, 2020.

ii.	Cost of corn sold: the cost of corn sold increased by R$23.8 million. Our average cost per ton of corn sold decreased 7.6% from R$417.81 per ton (corresponding to 21,340 tons at a total cost of R$8.9 million) for the year ended June 30, 2019 to R$385.9 per ton (corresponding to 84,686 tons at a total cost of R$32.7 million) for the year ended June 30, 2020.

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$42.5 million. Our average cost per ton of sugarcane sold increased 12.2% from R$79.71 per ton (corresponding to 1,781,229 tons at a total cost of R$142.3 million) for the year ended June 30, 2019 to R$89.61 per ton (corresponding to 2,062,354 tons at a total cost of R$184.8 million) for the year ended June 30, 2020.

In 2020 depreciation and amortization increased by R$36.2 million from R$22.5 million in the year ended June 30, 2019 to R$58.7 million in the year ended June 30, 2020, mainly due to the amortization of the right-of-use asstes recognized upon the adoption of IFRS 16.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2020 was R$221.4 million, representing a decrease of R$14.8 million, compared to R$236.2 million for the year ended June 30, 2019.

Selling expenses

Selling expenses increased by R$3.8 million from R$10.5 million for the year ended June 30, 2019 to R$14.3 million for the year ended June 30, 2020, primarily as a result of the increase in freight and storage expenses from R$9.6 million in the year ended June 30, 2019 to R$14.5 million in the year ended June 30, 2020, due to the increase in grain sales volume in the year ended June 30, 2020, which was partially offset by the provision for expected credit losses, which, for the year ended June 30, 2020, presented a reversal of the provision resulting in a gain in the amount of R$2.4 million, while for the year ended June 30, 2019 there was an addition to the provision resulting in a loss of R$0.5 million.

General and administrative expenses

General and administrative expenses increased R$5.1 million from R$38.8 million for the year ended June 30, 2019 to R$43.9 million for the year ended June 30, 2020. This increase was primarily a result of the expenses related to personnel due to the payment of taxes related to the Long-Term Stock-Based Incentive Plan approved by the Company in 2017, the increase with service providers, due to the Agrifirma merger and of the increase of software expenses, impacted by the increase in the dollar.

Other operating income (expenses), net

For the year ended June 30, 2019, other operating expenses, net, amounted to R$1.1 million. For the year ended June 30, 2020, other operating income, net, amounted to R$1.2 million. The merger with Agrifirma impacted other operating income and expenses, mainly due to transaction costs and the changes in fair value of subscription warrants and restricted shares issued by us. Additionally, in the year ended June 30, 2020, we recognized a gain of R$6.3 million as insurance compensation due to the losses in Paraguay caused by climate conditions.

Equity pickup

For the year ended June 30, 2020 we recorded an expense of R$0.2 million compared to a gain of R$1.1 million for the year ended June 30, 2019.

Financial income (expenses), net

Financial income increased R$64.9 million from R$310.5 million for the year ended June 30, 2019 to R$375.4 million for the year ended June 30, 2020 and financial expenses increased R$108.6 million from R$297.6 million for the year ended June 30, 2019 to R$406.2 million for the year ended June 30, 2019. The variation in financial income (expenses), net is mainly attributable to:

i.	The decrease in the gain on remeasurement of receivables from the sales of farms and leases from R$173.0 million for the year ended June 30, 2019 to R$146.2 million for the year ended June 30, 2020 and the decrease in the loss on remeasurement of receivables from the sale of farms and leases from R$161.5 million for the year ended June 30, 2019 to R$108.6 million for the year ended June 30, 2020, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$37.5 million was due to the variation in the amount to be received due to the sales of the Araucária, Alto Taquari and Jatobá Farms, totaling 3.7 million soybean bags. This variation is explained by the soybean price index, considering the Chicago Stock Exchange (CBOT), port premium (basis), exchange rate and interest rate (with reference to the CDI).

ii.	The increase in foreign exchange income from R$17.1 million for the year ended June 30, 2019 to R$14.0 million for the year ended June 30, 2020 and the increase in foreign exchange expenses from R$17.7 million for the year ended June 30, 2019 to R$15.8 million for the year ended June 30, 2020, which resulted in a net loss of R$1.1 million for the year ended June 30, 2020.

iii.	The increase of R$91.9 million of realized and unrealized gains on derivatives transactions from R$114.3 million for the year ended June 30, 2019 to R$206.2 million for the year ended June 30, 2020 and the increase of R$155.8 million of realized and unrealized losses on derivatives transactions from R$98.6 million for the year ended June 30, 2019 to R$254.4 million for the year ended June 30, 2020. For the year ended June 30, 2020, the net result of derivative transactions was a loss of R$48.2 million, of which R$68.8 million loss is related to currency operations and R$20.9 million gain is related to operations with commodities. For the year ended June 30, 2019, derivative operations totaled R$15.7 million gain, of which R$10.1 million are related to currency operations and R$5.6 million are in operations with commodities. The derivatives result reflects the commodities hedge operations results and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

iv.	The increase in interest on marketable securities and receivables from R$6.1 million for the year ended June 30, 2019 to R$9.0 million for the year ended June 30, 2020.

v.	The increase in interest on marketable securities expenses from R$294.0 thousand for the year ended June 30, 2019 to R$1.5 million for the year ended June 30, 2020 in connection with the increase of the total amount of long-term loans and financing for farm development.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$14.0 million for the year ended June 30, 2020 and of R$22.7 million for the year ended June 30, 2019. Current income and social contribution tax expenses remained the same, at R$10.5 million for the years ended June 30, 2019 and June 30, 2020. Deferred income and social contribution tax expenses decreased from R$12.2 million for the year ended June 30, 2019 to R$3.5 million for the year ended June 30, 2020.

Profit for the year

As a result of the above, profit for the year ended June 30, 2020 decreased to R$119.6 million, compared to R$177.1 million for the year ended June 30, 2019.

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

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2019 was R$236.2 million, representing an increase of R$80.4 million, compared to R$155.7 million for the year ended June 30, 2018.

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

General and administrative expenses

General and administrative expenses increased R$3.9 million from R$34.9 million for the year ended June 30, 2018 to R$38.8 million for the year ended June 30, 2019. This increase was primarily a result of the expenses related to personnel due to the provision for the Long-Term Stock-Based Incentive Plan, the payment of bonuses and Social Security (INSS), an increase in leases and rents in general, due to the grace period agreed in the renegotiation of lease contracts, which ended last harvest, and an increase in software expenses, refering to the implementation of the esocial social security management system and to the effect of exchange rate variation on subscriptions.

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

Profit for the year

As a result of the above, profit for the year ended June 30, 2019 increased to R$177.1 million, compared to R$126.3 million for the year ended June 30, 2018.

B.	Liquidity and Capital Resources

As of June 30, 2020, we held R$171.0 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, approximately R$27.7 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

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

The investments made in the fiscal year ended June 30, 2020 totaled R$24.6 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

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

The table below presents our cash flows for the periods indicated.

	Year ended June 30,
	2020	2019	2018
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows (used in) from operating activities	69,024	51,338	(2,264)
Net cash flows (used in) from investment activities	(29,295)	21,266	(65,700)
Net cash flows from (used in) financing activities	18,451	(27,621)	125,414
Net change in cash and cash equivalents	58,180	2,451	57,450

Years ended June 30, 2020 and 2019

Operating activities: Net cash generated from operating activities was R$69.0 million for the year ended June 30, 2020 compared to R$51.3 million for the year ended June 30, 2019. This increase was primarily due to: (i) adjustments to reconcile profit for the year in the amount of R$160.4 million related to the adjustment of the fair value of biological assets and unrealized agricultural products in the year ended June 30, 2020, compared to R$56.7 million in the year ended June 30, 2019; (ii) adjustments to reconcile the profit for the year in the amount of R$57.3 million related to the variation in the fair value of accounts receivable for the sale of farms and other financial liabilities, compared to R$14.0 million in the year ended June 30, 2019; (iii) an increase in cash flows from biological assets and agricultural products in the amount of R$114.0 million in the year ended June 30, 2020, compared to an increase in the amount of R$3.5 million in the year ended  June 30, 2019; and (iv) an increase in the amount of R$50.7 million in cash flow from customers in the year ended June 30, 2020, due to the increase in yields and improvement in sales prices, with a positive impact on trade accounts receivable and receivables from sales of farms, compared to an increase in the amount of R$3.4 million in the year ended June 30, 2019, which were offset by (i) a decrease in the amount of R$35.7 million in cash flow from suppliers in the year ended June 30, 2020, related to higher operating expenses due to the increase in operations, compared to an increase in the amount of R$10.0 million in the year ended June 30, 2019; and (ii) a decrease in the amount of R$42.7 million with regard to leases payable due to the impact of the implementation of IFRS 16 – Leases.

Investing activities: Net cash used in investing activities was R$29.3 million for the year ended June 30, 2020 compared to net cash from investment activities of R$65.7 million for the year ended June 30, 2019. This variation was mainly due to: (i) additions to investment properties in the amount of R$8.0 million related to the partial payment of the Serra Grande farm acquisition; and (ii) R$16.0 million related to the opening (cleaning and preparation of the soil to plant) of new crop areas at the Moroti and Chaparral farms.

Financing activities: Net cash from financing activities was R$18.5 million for the year ended June 30, 2020 compared to net cash used in financing activities of R$27.6 million for the year ended June 30, 2019. This variation was mainly due to: (i) new loans in the aggregate amount of R$143.9 million, of which R$130.0 million were used to pay Agrifirma’s debt; (ii) the payment of an aggregate amount of R$57.9 million in loans entered into to finance the 2020 harvest and sugarcane invesments; and (iii) the payment of R$50 million in dividends on November 14, 2019, as approved by the annual shareholders’ meeting held on October 16, 2019.

Years ended June 30, 2019 and 2018

Operating activities: Net cash generated from operating activities was R$51.3 million for the year ended June 30, 2019 compared to net cash used in operating activities of R$2.3 million for the year ended June 30, 2018. This change was primarily due to: (i) R$30.6 million adjustment to reconcile profit for the year related to currency translation adjustment recycled to the statement of income in connection with the process of re-distributing the assets and liabilities of a joint venture (Cresca) for the year ended June 30, 2018, which did not occour in the year ended June 30, 2019; (ii) an increase in cash flows from transactions with derivative financial instruments from cash used of R$17.0 million for the year ended June 30, 2018 to cash generated of R$19.3 million for the year ended June 30, 2019; (iii) a decrease in cash flows from changes in fair value of biological assets and agricultural products from cash used of R$99.1 millhon for the year ended June 30, 2018 to cash used of R$56.7 million for the year ended June 30, 2019; and (iv) a decrease in cash flows from inventories from cash used of R$58.4 millhon for the year ended June 30, 2018 to cash used of R$31.1 million for the year ended June 30, 2019, which was partially offset by an increase of R$103.0 in cash used in gain on sale of farms.

Investing activities: Net cash from investing activities was R$21.3 million for the year ended June 30, 2019 compared to net cash used in investing activities of R$65.7 million for the year ended June 30, 2018. This variation was mainly due to an investment of R$21.7 million in marketable securities and R$28.9 million of cash received from sales of farms.

Financing activities: Net cash used in financing activities was R$27.6 million for the year ended June 30, 2019 compared to net cash from financing activities of R$125.4 million for the year ended June 30, 2018. This variation was mainly due to: (i) a decrease of R$179.7 million in proceeds from loans, financing and debentures, due to the issuance of Agribusiness Receivables Certificates (ARC) in the aggregate amount of R$142.2 million in the year ended June 30, 2018; and (ii) an increase in cash used in payment of dividends from R$13.0 for the year ended June 30, 2018 to R$41.0 million for the year ended June 30, 2019.

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and leases) was R$514.1 million as of June 30, 2020, compared to R$285,9 million as of June 30, 2019. Our short-term indebtedness as of June 30, 2020 amounted to R$217.3 million, compared to R$76.6 million as of June 30, 2019. Our long- term indebtedness as of June 30, 2020 was R$296.2 million, compared to R$209.2 million on June 30, 2019. Of the total indebtedness outstanding as of June 30, 2020, 57.7% consisted of long-term debt, compared to 73.2% as of June 30, 2019.

Our indebtedness is primarily comprised of loans and credit facilities with development banks and government agencies, by means of direct or indirect disbursements, and acquisitions payable with regard to our agricultural properties. Interest rates are generally lower than prevailing rates in Brazil, due to the fact that these credit facilities have long-term characteristics and other terms specific to the development agencies.

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

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investment properties. Failure by the Company to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2020 and as of the date of this annual report, we were in compliance with these covenants.

All loans and financing agreements listed below are in reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank – BNB) that directly or indirectly grant those loans.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2020.

		Annual interest rates and charges - %
	Index	2020	2019	2020	2019
Financing for agricultural costs
	Fixed rate + CDI	1.80% + 100%	—	40,568	—
	Fixed rate	—	7.00%	—	6,293
	Fixed rate	3.90%	—	9,072	—
	Fixed rate	6.30%	—	108,057	—
	Fixed rate	6.34%	—	3,251	—
	Fixed rate	—	6.14%	—	32,295
	Fixed rate	7.64%	—	9,076	—
				170,024	38,588
Financing for agricultural costs (USD)
	Fixed rate	7.00%	—	2,787	—
	Fixed rate	8.50%	—	5,573	—
				8,360	—
Financing for agricultural costs (Paraguayan guarani)
	Fixed rate	8.00%	—	7,940	—
	Fixed rate	8.25%	8.25%	19,749	18,364
				27,689	18,364
Bahia Project Financing(*)
	Fixed rate	3.50%	3.50%	10,023	9,612
	Fixed rate	—	4.00%	—	2,668
	Fixed rate	6.50%	6.50%	66	198
	Fixed rate	7.50%	7.50%	165	497
	Fixed rate	—	9.00%	-	15,559
				10,254	28,534
Financing of working capital
	Fixed rate + CDI	2% + 100%	—	77,516	—
				77,516	—
Financing of Machinery and Equipment – FINAME
	Fixed rate	7.22%	7.22%	230	321
	Fixed rate + TJLP	—	3.73%	—	1,285
	Fixed rate	—	8.50%	—	2,204
	Fixed rate	—	10.50%	—	1,732
				230	5,542
Financing of sugarcane
	Fixed rate	6.76%	6.76%	2,447	2,863
	Fixed rate	6.14%	—	40,857	27,580
	Fixed rate	6.34%	—	29,986
	Fixed rate + TJLP	—	3.80%	—	10,948
	Fixed rate	—	10.00%	—	2,091
				73,290	43,482
Debentures
	CDI	106.50%	106.50%	88,884	91,518
	CDI	110.00%	110.00%	59,548	61,371
				148,432	152,889
(-) Transaction costs				(1,682)	(1,546)
				514,113	285,853
Current				217,274	76,608
Non-current				296,839	209,245

(*) Financing to raise funds for opening of crop areas and improvements at the Jatobá and Chaparral farms.

Changes in loans and financing during the year ended June 30, 2020 as follows:

	2019	Acquisition Agrifirma	Contracting	Payment of Principal	Payment of Interest	Appropriation of Interest	Foreign Exchange Variation	Total as of June 30, 2020
Agricultural Cost Financing (reais)	38,588	—	166,346	(38,185)	(1,848)	5,123	—	170,024
Agricultural Cost Financing (Paraguayan guarani)	18,364	—	14,181	(4,017)	(1,020)	2,007	6,534	36,049
Bahia Project Financing(*)	28,534	—	—	(16,953)	(2,864)	1,537	—	10,254
Working Capital Financing	—	123,862	77,000	(63,777)	(65,980)	3,369	3,042	77,516
Financing of Machinery and Equipment – FINAME	5,542	—	—	(5,346)	(481)	433	82	230
Sugarcane Financing	43,482	—	43,482	(15,689)	(2,194)	4,208	1	73,290
Debentures	152,889	—	—	—	(11,626)	7,169	—	148,432
Transaction costs	(1,546)	—	—	—	—	(136)	—	(1,682)
	285,853	123,862	301,009	(143,967)	(86,013)	23,710	9,659	514,113

(*) Financing to raise funds for opening of crop areas and improvements at the Jatobá and Chaparral farms.

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2020 were R$24.6 million, of which R$16.0 million refer to construction in progress, mostly for the clearance of areas and R$8.5 million refer to the opening and preparation of areas for cultivation and buildings and for improvements of the farm facilities.

All of our capital expenditures to date have been made as planned and according to the normal course of our operations. Our capital expenditures have not had any material impact from the COVID-19 pandemic.

Equity

Our total equity excluding non-controlling interest amounted to R$1,121.6 million as of June 30, 2020 and R$880.5 million as of June 30, 2019.

C.	Research and Development, Patents and Licenses, etc.

We do not currently have research and development policies and have not incurred research and development expenditures in prior years.

D.	Trend Information

We expect to continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. We expect our business to continue to be subject to the risks and uncertainties discussed in “Item 3—Key Information—Risk Factors.”

According to a report released in September 2020 by the United States Department of Agriculture (“USDA”), the soybean global production is forecasted at a record 369.7 million tons for the 2020/21 crop year, and Brazil’s production estimate was raised to a record 133.0 million tons. Brazilian soybean producers have already sold almost 60% of expected production at higher prices due to the weaker Brazilian real and stronger Chinese demand.

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

For a description of the effects of the COVID-19 pandemic on our results of operations, see “—Operating Results—Impact of the COVID-19 Pandemic.”

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2020:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
	(in R$ thousands)
Trade accounts payable	55,603	—	—	—	55,603
Derivative financial instruments	18,333	1,462	—	—	19,795
Loans, financing, debentures and finance leases(1)	217,274	198,793	82,037	16,009	514,113
Lease payables	25,849	26,200	45,330	54,984	152,363
Transactions with related parties(2)	2,849	—	—	—	2,849
Other liabilities	5,017	29,777	4,597		39,391

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2020. See “Indebtedness and Cash and Cash Equivalents.”
(2)	See “Item 7—B. Related Party Transactions.”

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

Brazilian corporate law and CVM Regulation No. 282/98 allow the adoption of a cumulative vote process by the request of shareholders representing a minimum of 5% of our capital stock. Brazilian corporate law allows minority shareholders that, individually or as a group, hold at least 15% of our common shares to appoint one director, by means of a separate vote. Brazilian corporate law does not allow for the election of a member to our board of directors, unless waived by our shareholders, if that person is an employee or senior manager of one of our competitors or has an interest conflicting with ours.

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

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 16, 2019	60
Alejandro G. Elsztain	Director	October 16, 2019	54
Saul Zang	Director	October 16, 2019	74
Isaac Selim Sutton	Independent Director**	October 16, 2019	60
Carlos María Blousson	Director	October 16, 2019	57
Alejandro Casaretto	Director	October 16, 2019	69
João de Almeida Sampaio Filho	Independent Director**	October 16, 2019	55
Bruno Magalhães	Independent Director**	October 16, 2019	47
Camilo Marcantonio	Independent Director**	October 16, 2019	39

*	Ms. Carolina Zang and Mr. Gastón Armando Lernoud were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of a vacancy in the position of a Non-Independent member of the Board of Directors. Mr. Ricardo de Santos Freitas was elected to the position of first alternate member of our Board of Directors, in the exclusive case of vacancy of the position of Independent Member of our Board of Directors.
**	Independent director as defined under the Novo Mercado regulations.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief executive officer and Chief operating officer	October 21, 2020	October 2021	46
Gustavo Javier Lopez	Chief administrative officer and Investor relations officer	October 21, 2020	October 2021	53

At a Board Meeting held on October 21, 2020, André Guillaumon and Gustavo Javier Lopez were re-elected as Chief Executive Officer and Investor Relations Officer, respectively, with a term of office of one year until the first meeting of the Board of Directors to be held after the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2021 or until they are dismissed or replaced by the Board of Directors.

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

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the 2020 fiscal year was R$11.9 million, comprised of a fixed amount of R$3.8 million, a bonus paid to our executive officers and members of our board of directors in the amount of R$7.1 million and R$1.1 million as share-based compensation paid to our executive officers pursuant to our Long Term Incentive Plan based on Shares. The bonus to the board or directors was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2020 fiscal year was R$0.3 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the directors, executive officers and selected employees of our Company and our directly and indirectly controlled entities, and is limited to (2%) of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and could be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. In August 2015, our executive officers exercised stock options granted in the first tranche representing 233,689 shares of our capital stock, which were delivered to them in October 2015. In September 2017, our executive officers exercised stock options representing 218,108 shares of our capital stock, representing the remaining stock options granted from the first, second and third tranches, which were delivered to them on October 2017. As of June 30, 2020, no additional stock options had been exercised under either the second or third tranches. We do not expect to grant any further stock options under our stock option plan.

Long Term Incentive Plan based on Shares

Our Long-Term Stock-Based Incentive Plan, or the Plan, was approved at the general meeting of our shareholders held on October 2, 2017. Executive officers and other key employees are eligible for the Plan, however, members of the Board of Directors are not eligible.

In establishing the Plan, the Company seeks to foster the achievement of the Company’s objectives, to strengthen the participants’ commitment in achieving certain pre-established goals. Since the elected participants receive shares issued by us, this causes them to aim at improving the results the Company and also results in the appreciation of the price of our common shares, thereby aligning the employees’ long-term interests with the Company’s. Finally, there is a long-term alignment of interests, since the vesting period and the potential for valuation of our common shares under the Plan also encourage participants to generate better long-term results, as well as to remain as employees of the Company. The Plan helps retain key executives and key employees for a longer period, which is fundamental to the Company’s long-term management and strategies.

The Long-Term Stock-Based Incentive Program No. 1, or Program No. 1, was established under the Plan and was duly approved at the Board of Directors meeting held on June 18, 2019. Program No. 1 was approved with the purpose of establishing a share bonus to the participants of the program to: (i) stimulate the expansion, success and achievement of the Company’s objectives; (ii) encourage participants to contribute substantially to the Company’s success; (iii) align the interests of the Company’s shareholders with those of the participants; (iv) provide the Company with a competitive differential in relation to the market with respect to variable compensation; and (v) encourage the retention of key executives and key employees of the Company. The shares to be granted under Program No. 1 will only be delivered to the elected participants if and as long as the key performance indicators (KPIs), the time limits and other conditions described in the program. The maximum potential number of shares that each participant received varied depending on the dividends declared by the Company during the vesting period of Program No. 1, the position held by each participant and other applicable conditions. The vesting period of Program No.1 started on October 2, 2017 and ended on October 1, 2019.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Fabiano Nunes Ferrari	Fiscal Council member	October 16, 2020	October 16, 2021
Ivan Luvisotto Alexandre	Fiscal Council member	October 16, 2020	October 16, 2021
Débora de Souza Morsch	Fiscal Council member	October 16, 2020	October 16, 2021
Maurício Bispo de Souza Dantonio	Fiscal Council alternate member	October 16, 2020	October 16, 2021
Marcos Paulo Passoni	Fiscal Council alternate member	October 16, 2020	October 16, 2021
Ruan Alves Pires	Fiscal Council alternate member	October 16, 2020	October 16, 2021

Below is a brief biography of each member and alternate member of our fiscal council:

Fabiano Nunes Ferrari. Mr. Ferrari holds a Law degree from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers, joint ventures and corporate restructurings. He was formerly a lawyer at the Bryan Cave LLP law firm in New York and is a member of the International Bar Association.

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

Maurício Bispo de Souza Dantonio. Mr. Dantonio holds a law degree from the Pontifical Catholic University of São Paulo (PUC/SP) and a graduate degree in business law from the Getúlio Vargas Foundation. He is a lawyer at Suchodolski Advogados and practies in the areas of corporate law, contract law and civil litigation.

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

Ruan Alves Pires. Mr. Pires is a partner and analyst at Charles River Capital. He joined Charles River Capital in 2013, where he was the Compliance and Risk Officer, and currently works in the stock analysis area. He holds a degree in mechanical and automotive engineering from the Military Engineering Institute (IME) in Rio de Janeiro.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees.”

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
Location	2020	2019	2018
Head Offices/São Paulo	83	60	53
Araucária Farm	10	10	8
Alto Taquari Farm (and Partnership III Farm)	10	9	9
Chaparral Farm	33	48	23
Nova Buriti Farm	2	3	2
Jatobá Farm	31	21	27
Preferência Farm	19	18	15
Partnership II	8	6	10
Partnership V	27	34	—
São José Farm (and Partnership IV Farm)	96	158	98
Arrojadinho Farm	6	—	—
Serra Grande Farm (and Partnership VII Farm)	4	—	—
Total	329	367	245

	As of June 30,
Location	2020	2019	2018
Head Offices/São Paulo	83	60	53
Goiás	—	17	8
Mato Grosso	47	36	9
Bahia	89	87	65
Piauí	12	6	10
Maranhão	96	158	98
Minas Gerais	2	3	2
Total	329	367	245

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2020.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Feb. 1, 2021
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2021
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2021
Preferência	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2021
Partnership II	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Under negotiation
Araucária	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	May 1, 2021
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	May 1, 2021
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	May 1, 2021
Nova Buriti	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	May 1, 2021
Partnership V	Sindicato dos Trabalhadores Rurais de Sâo Feliz do Araguaia	Profit Sharing Program Overtime compensation(1)	May 1, 2021

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of fiscal council as of October 19, 2020.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
André Guillaumon	213,729	*
Gustavo Javier Lopez	39,924	*
Directors
Eduardo S. Elsztain (1)	19,910,900	32.06
Alejandro G. Elsztain	189,400	*
Saul Zang	100	*
Isaac Selim Sutton	100	*
João de Almeida Sampaio Filho	100	*
Camilo Marcantonio	—	—
Carlos María Blousson	—	—
Alejandro Casaretto	—	—
Bruno Magalhães	—	—
Fiscal Council Members
Fabiano Nunes Ferrari	—	—
Ivan Luvisotto Alexandre	—	—
Débora de Souza Morsch	1,000	*

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our Fiscal Council do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2020.

Shareholder	Number of Common Shares	Percentage (%)	Number of Common Shares (including warrants)(6)	Percentage (%) (including warrants)(6)
Cresud(1)	19,910,800	32.06	30,910,539	39.82
Cresud	19,909,800	32.06	30,644,868	39.48
Agro Managers(2)	1,000	0.00	265,671	0.34
Autonomy Capital (Jersey) LP(3)	8,269,800	13.32	8,269,800	10.65
Charles River Capital(4)	5,574,150	8.98	5,574,150	7.18
Elie Horn/Cape Town(5)	3,581,750	5.77	7,463,269	9.61
Cape Town LLC	2,640,300	4.25	6,521,819	8.40
Elie Horn	941,450	1.52	941,450	1.21
Directors and Executive Officers (other than Mr. Eduardo Elsztain)	444,353	0.72	444,353	0.57
Treasury	2,761,820	4.45	2,761,820	3.56
Others	21,561,628	34.72	22,206,445	28.61
Total	62,104,301	100.00	77,630,376	100.00

(1)	As of September 30, 2020, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which, in turn, holds 22.91% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.09% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.
(2)	Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.
(3)	Autonomy Master Fund Limited is controlled by Autonomy Capital (Jersey) LP, and both entities are part of the group that employs Mr. Bruno Magalhães, a member of our board of directors. Certain of the shares held by Autonomy Master Fund Limited are held as hedge for total return swap transactions entered into between Credit Suisse Securities (Europe) Limited and Autonomy Master Fund Limited. The swap transactions mature on September 27, 2021.
(4)	Consolidated position of the funds managed by Charles River Capital.
(5)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.
(6)	Gives effect to the potential issuance of 15,526,075 common shares in connection with the 256,000 first issuance warrants that may be exercised until April 27, 2021. All warrants are held by Cresud, Agro Investment, Agro Managers and Cape Town LLC. See “Item 10—Additional Information—Description of Outstanding Warrants.”

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

Agro Managers

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

ADRs

On September 30, 2020, we had 22,032,848 shares representing ADRs, which were held in the United States by one holder of record.

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

Investment in Agrofy

In October 2019, we made an investment of US$ 1.0 million in Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers. As of June 30, 2020, Cresud, our controlling shareholder, held a 22.3% stake in the share capital of Agrofy.

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

As of June 30, 2020, Moroti owned 59,585 hectares of which 34,673 were arable. For more information, see Note 1.6 to the financial statements included in this annual report.

C.	Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2020, we were defendants in 98 pending legal and administrative proceedings, of which 13 are environmental proceedings, 46 are labor proceedings, 31 are tax proceedings, 7 are civil proceedings, and one is a criminal proceeding. Also, as of June 30, 2020, we were plaintiffs in 21 pending legal and administrative proceedings, of which one is an environmental proceeding, 6 are tax proceedings and 14 are civil proceedings.

As of June 30, 2020, we had total provisions of R$1.467 million for probable losses, including R$1 million for labor proceedings, R$67 thousand for civil proceedings and R$400 thousand for environmental proceedings. We believe that our provisions for contingencies suffices for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

We do not expect probable losses to result from our tax and criminal proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2020, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$500 thousand):

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by certain parties in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense and await the decision. The total amount involved in the claim is R$4.8 million and our chance of loss is estimated as possible. If we are unsuccessful, we could be required to relinquish the equivalent of 2,561,681 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding.

We are co-defendants in an action for damages brought on March 14, 2013 by the widow of an individual who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013. We are waiting for the decision that will start the evidence phase in the proceedings. The total amount involved in the suit, as claimed by the plaintiff, is R$1.4 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

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

Tax Proceedings

As of June 30, 2020, we had judicial and administrative tax claims in the amount of R$5.4 million mainly related to proceedings whose merit is related to: (i) notice of infraction issued for the collection of ICMS tax credits based on the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of exporting, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods; and (ii) the reversal of a court order that partially approved negative income tax credits for the fourth quarter of 2007 and, as a consequence, did not approve offsets made by the Company relating to such credits. We have not made any provision in connection with these tax proceedings.

Also, we are plaintiffs in judicial and administrative claims in the aggregate amount of R$2.0 million mainly related to proceedings whose merit is related to: (i) suspension of INCRA, SEBRAE and FNDE contributions; and (ii) the annulment of tax credits related to monthly estimates of IRPJ and CSLL for January 2012.

Environmental Proceedings

We were defendants in an environmental administrative claim filed on September 13, 2013 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (Ibama) involving the total amount of R$5.9 million under the argument that we have deforested a permanent preservation area. The Ibama notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013, we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to the court deposit, the payment of the fine is suspended until final judgment in the case. In June 2015, a favorable decision was enacted in the first instance, decreasing the annulment of the infraction notice and cancellation of the fine. Ibama has submitted an appeal in order to revert such decision. On March 30, 2016, we filed a petition requesting the replacement of the deposit for a letter of guarantee corresponding to the amount of R$7.94 million (updated value of the deposit plus 30%, according to the article 848 of the Brazilian Civil Procedure Code). On August 29, 2016, the court granted the replacement of the guarantee. On September 9, 2016, Ibama filed an appeal against such decision and, on December 16, 2016, BrasilAgro filed its answer to Ibama’s appeal. On June 1, 2017, BrasilAgro filed a motion requesting the enforcement of replacement of guarantee. On June 5, 2017, the court allowed BrasilAgro to withdraw the judicial deposit in the amount of R$5.75 million. On June 11, 2018, BrasilAgro filed a motion requesting the replacement of the letter of guarantee by an insurance letter. We are currently awaiting a ruling on Ibama’s appeals. Considering there has been a favorable decision at the lower court level in this particular lawsuit, our chances of loss have been classified as remote.

Labor Proceedings

We are co-defendants in a labor judicial claim filed on June 17, 2016 by two individuals involving a revised amount of R$824 thousand. The lawsuit seeks to acknowlegde illegal outsourcing and the payment of material and moral damages. The lawsuit has been suspended by a judicial order while the determination of the standing of the plaintiffs is pending. We have not made any provision in connection with this proceeding.

We are also defendants in two related claims filed on March 10, 2020 and March 31, 2020 by two other individuals involving a revised amount of R$2.5 million. These lawsuits seek the payment of material and moral damages for a fatal accident involving their son. On July 15, 2020, the Company entered into a settlement agreement with the plaintiffs to dismiss the lawsuits.

Administrative Proceedings involving our Controlling Shareholder and Directors

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

Dolphin, IDBD and IDBD’s directors filed a detailed joint answer on May 7, 2018. The preliminary hearing was scheduled for November 28, 2019.

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

The distribution of dividends for the year ended June 30, 2020 was approved at our shareholders’ meeting held on October 16, 2020 in the amount of R$42.0 million, or R$0.7078 (or US$0.1259) per share. The dividends shall be paid to shareholders in up to 30 days from the date of their declaration, for holders of record of our shares as of October 16, 2020.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2020, we had R$31.5 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2020, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2020, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2020, we had R$327.1 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2020, we had no funds allocated to retained earnings reserves.

Capital Reserve Account

Pursuant to Brazilian corporate law, we may maintain capital reserves in which we may record goodwill paid in connection with the subscription of our shares, mergers, sale of warrants, subscription bonds, participation certificates (which are not applicable to us), debentures, donations, stock option granted and governmental granting for investments. These reserves may only be used for the following purposes: (i) to offset losses that exceed the retained earnings and income reserves, (ii) to redeem, repay or purchase shares of our capital stock, and (iii) to increase our capital stock. The amounts allocated to our capital reserve account are not considered for purposes of the calculation of mandatory dividends. As of June 30, 2020, we had R$(34.3) million allocated to reserve of goodwill on share issue, linked to the acquisition of Agrifirma on January 27, 2020 (See Note 1.1 to the financial statements included in this annual report), a transaction that was completed through a transfer of shares that generated a difference between capital increase and equity increase.

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2020 was approved at our shareholders’ meeting held on October 16, 2020 in the amount of R$42.0 million, or R$0.7078 (or US$0.1259) per share. The payment of dividends will be made to shareholders in up to 60 days from the date of their declaration, for holders of record of our shares as of October 16, 2020.

The distribution of dividends for the year ended June 30, 2019 was approved at our shareholders’ meeting held on October 16, 2019 in the amount of R$50.0 million, or R$0.93 (or US$0.22) per share. The payment of dividends was made on November 14, 2019, for holders of record of our shares as of October 16, 2019.

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

As of June 30, 2020, we had 11,786,207 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

The Novo Mercado segment

The Novo Mercado is a stock market segment of the B3 intended for companies meeting certain requirements and agreeing to adhere to heightened corporate governance rules. The principal Novo Mercado rules and requirements are summarized as follows:

●	capital stock should be exclusively composed of common shares, and the issuance or maintenance of so called founder’s shares is prohibited;

●	public float of shares should represent at least 25% of the capital stock;

●	in the event of a transfer of control, even if through a series of successive sales, the transfer should be subject to the minority shareholders being granted the same conditions offered to any controlling shareholders, including the same price, through a tender offer for the acquisition of shares (tag-along rights);

●	the board of directors should be composed of at least five members, of which at least 20% should be independent directors elected during the shareholders’ meeting for a term of up to two years, with reelection permitted;

●	new members of the board of directors and the executive officers are required to sign an agreement, the Management’s Consent Statement (Termo de Anuência dos Administradores), that makes their taking of office subject to the execution of this agreement, through which the new directors and executive officers of the company take personal responsibility to act in accordance with the listing agreement with the Novo Mercado, the rules of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) and the Novo Mercado regulation;

●	a statement of cash flow (both the company’s and consolidated) must be included in the quarterly financial reports and annual financial statements;

●	the schedule of corporate events should be disclosed annually to the shareholders, by the end of the month of January; and

●	delisting from the Novo Mercado, as well as the decision to cancel the registration as a public company, should be subject to any controlling shareholders’ making a public tender offer for the acquisition of all outstanding shares of the company, at a minimum price of their economic value determined in a valuation report prepared by a specialized institution or company with recognized experience and independent from persons with the power to make decisions within a company, such as directors or any controlling shareholders, in addition to meeting the requirements set forth in Article 4 of the Brazilian corporate law; and the issuer, any controlling shareholders, members of management and members of the fiscal council should submit to the Market Arbitration Chamber under the terms of its regulation, any dispute or controversies that may arise among themselves, relating to and resulting from, specifically, the application, validity, effectiveness, interpretation, violation and effects of the arrangements contained in the Brazilian corporate law, our bylaws, the rules and regulations of the CMN, the Central Bank, and the CVM, as well as additional rules and regulations applicable to the capital markets, Novo Mercado regulation, the rules of the Market Arbitration Chamber and the listing agreement with the Novo Mercado.

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

During the years ended June 30, 2019 and 2020, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2020, our fully paid capital stock was R$699.8 million, divided into 62,104,301 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

Corporate Purpose

Article 3 of our bylaws define our corporate purposes as including: (i) the development of agricultural and forestry activities and the rendering of services directly or indirectly related thereto; (ii) the purchase, sale and lease of real estate properties in agricultural and urban areas; (iii) the import and export of agricultural products, supplies and inputs; (iv) the brokering of real estate transactions of any kind; (v) the holding equity investments in other companies and business ventures of any kind related to our corporate purpose, either in Brazil or abroad; and (vi) the management of our own or third-party assets.

Share Register

Banco Itaú Unibanco S.A. holds the book-entry register of our common shares. Share transfers are made upon written instructions of the transferor or court order, by charging the transferor’s share account and crediting the transferee’s account by the appropriate amount.

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

Pursuant to our bylaws, our fiscal council is permanent, has the powers and attributions conferred upon it by law and is also incumbent upon exercising the role of Audit Committee, in accordance with the Sarbanes Oxley Act and the rules issued by the SEC. The fiscal council members are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be comprised by three to five effective sitting members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held in 2021 to approve the management accounts and financial statements for the fiscal year ending June 30, 2021.

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

Insider Trading Regulations

We comply with the restrictions on insider trading set forth in CVM Instruction No. 358, of January 3, 2002, as amended. The following paragraphs contain a brief summary of certain of such restrictions.

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

In addition, the Novo Mercado listing rules require any controlling shareholders to provide the same information in relation to securities issued by the issuer, including derivatives, and to disclose their plans for future trading. Information on trading of an issuer’s securities should include:

●	name and identification of the acquirer;

●	number, price, kind or class, in the event of traded shares, or characteristic, in the event of other securities; and

●	form of acquisition (private transaction, trading on stock exchange, etc.).

Pursuant to CVM Instruction No. 358, if an issuer’s controlling shareholders or any person or company, whether individually or together with a group of persons or entities sharing similar interests, should directly or indirectly increase their interest in an issuer’s capital stock by at least 5% percent, such persons or entities must disclose to us the following information:

●	the name and identification of the person providing the information;

●	the number, price, kind or class, in the event of acquired shares, or characteristics, in the event of other securities;

●	form of acquisition (private transaction, trading on stock exchange, etc.);

●	the reasons and purpose of the transaction; and

●	information regarding any agreement regulating the exercise of voting rights or the purchase and sale of our securities.

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

Pursuant to our bylaws and the Novo Mercado listing rules, the minimum price per share in the public offer to be conducted to purchase our outstanding common shares for purposes of going private, must correspond to the fair value of our common shares as determined in a valuation report prepared by a specialized and independent firm of recognized experience, chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, pursuant to a decision of our Company, our directors and officers or shareholders.

Delisting from the Novo Mercado

We may at any time delist our common shares from the Novo Mercado, provided that shareholders representing the majority of our common shares approve the action and that we give at least 30 days written notice to the B3. Our delisting from the Novo Mercado would not result in the loss of our registration as a public company with the B3.

If the shareholders’ meeting decides to delist in order for an issuer’s common shares to be tradable outside the Novo Mercado, or as a result of a corporate reorganization in which the surviving company is not listed on the Novo Mercado, the issuer’s controlling shareholders or group of controlling shareholders should conduct a tender offer to purchase the issuer’s outstanding common shares. In any such event, the offering price per common share should be no less than the fair value of our common shares, as determined in a valuation report prepared by a specialized and independent firm of recognized experience, chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, pursuant to a decision of shareholders representing at least the majority of the issuer’s outstanding shares present at such a shareholders’ meeting, with blank votes not taken into account and with one vote entitled to each share. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by any controlling shareholders or the issuer, as offerors.

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

Exercise Price Adjustment

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above shall be adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that does not result from any exercise of our warrants, based on the Compounded Consumer Price Index (IPC-A), during the period, if such periods are equal to or longer than 12 months. On June 30, 2020, the exercise price of the First Series Warrants was R$20.66 per share.

Exercise of Rights

The First Series Warrants may be exercised by their holders upon at least five business day advance notice to us.

Characteristics of the Common Shares for Subscription

The shares to be acquired pursuant to the First Series Warrants will be entitled to the same rights granted to other shares.

Holders of First Series Warrants

As of September 30, 2020, the holders of our First Series Warrants were:

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

As of September 30, 2020, the holders of our Second Series Warrants were:

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

In certain circumstances, in lieu of being subject to the rules discussed above with respect to excess distributions and recognized gains, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our common shares are listed on a qualified stock exchange in the United States. Our common shares are listed on the B3, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that our common shares will be “regularly traded” for purposes of the mark-to-market election.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our common shares or ADSs and the proceeds from the sale, exchange or other taxable disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide your correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

On June 30, 2020, we had a short position in U.S. dollars in the amount of US$38.0 million. The result of a hypothetical devaluation of 5% of the real in relation to the dollar would generate a loss before taxes of R$10.4 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2020 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$35.9 thousand monthly.

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

On June 30, 2020, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 745,558 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2020, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$7.5 million.

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

A form of the Deposit Agreement is filed as Exhibit 2.1 to this annual report. We encourage you to review this document carefully if you are a holder of ADSs.

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

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2020, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2020, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2020. Based on this assessment, our management has concluded that, as of June 30, 2020, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.	Changes in Internal Control Over Financial Reporting

Except for the design and implementation of internal controls over our IT systems to mitigate the risk of cyberattacks, as a response to the cyberincident discussed in “Item 3. Key Information––D. Risk Factors—We were the target of a cybersecurity incident which disrupted our systems” and “Item 5—Operating and Financial Review and Prospects—Recent developments—2020 Cyber Incident,” there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2020, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2020 and 2019.

	Year Ended June 30
	2020	2019
	(in R$ thousands)
Audit fees(1)	945,4	862.8
Audit-related fees(2)	336,6	92.5
Tax fees(3)	—	85.0
Total fees	1.282.0	1,040.3

(1)	Audit fees in fiscal year 2019 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)	Audit-related fees in fiscal year 2019 were the fees billed by Ernst & Young Auditores Independentes S.S. for interoffice reports regarding: (1) the audit of the consolidated reporting package and internal controls of BrasilAgro for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to BrasilAgro’s consolidation process within Cresud consolidated financial statements.

(3)	Refers to tax compliance services.

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

During the years ended June 30, 2019 and 2020, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

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

Audit Committee

Under Section 303A.06 of the NYSE Listed Company Manual and the requirements of Rule 10A-3 of the SEC, each U.S. company listed on the NYSE is required to have an audit committee consisting of members that comply with the requirements of Rule 10A-3 and that meet the independent requirements of the NYSE. In addition, the audit committee must have a written charter compliant with the requirements of Section 303.A.07(b) of the NYSE Listed Company Manual, and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate certain of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “Item 16D—Exemptions from the Listing Standards for Audit Committees,” which explains how our Fiscal Council differs from an audit committee for a U.S. listed company and is incorporated herein by reference.

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

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to the Report on Form 6-K furnished to the SEC on November 10, 2015, File No. 001-35723)
2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
2.2	English translation of the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of February 2, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.3	English translation of the First Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of May 21, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (1º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.4	English translation of the Second Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in up to Two Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of September 10, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (2º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em até Duas Séries, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.5	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.2	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.3	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.4	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.5	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.6	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.7	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.8	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.9	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.10	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.11	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.12	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.13	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.14	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.15	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.16	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.17	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.18	Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)
4.19	Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)
4.20	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.21	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.22	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.23	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.24	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of January 11, 2017, by and between Imobiliária Ceibo Ltda.,Agro Pecuária e Industrial Serra Grande Ltda., BrasilAgro and Jaborandi Agricola Ltda. (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.25	Summary translation of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of March 23, 2017, by and between Imobiliária Araucária Ltda., Fabricio Fries, Celso Fries and BrasilAgro (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.26	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.27	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of June 30, 2017, by and between Imobiliária Jaborandi Ltda., Hermes Augusto Ferreira, Emerson Denis Cecchin Ferreira and Jaborandi Agrícola Ltda. (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.28	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.29	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.30	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.31	Summary translation of the private instrument of commitment to purchase and sale of real properties, dated as of June 13, 2018, by and between Imobiliária Jaborandi Ltda., John Kudiess, Harald Kudiess and Jaborandi Agrícola Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.32	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.33	Summary translation of the private instrument of commitment to purchase and sale of real property, dated as of April 16, 2018, by and between Imobiliária Mogno Ltda., Maurício Joel de Sá and BrasilAgro in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.34	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.35	Summary translation of the rural partnership agreement, dated as of August 29, 2018, by and between Valdeir Ribeiro da Silva, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.36	Summary translation of the rural partnership agreement, dated as of July 19, 2018, by and between Laerte Baechtold, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.37	English translation of the Long-Term Stock-Based Incentive Program No. 1 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on June 18, 2018 (incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.38	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.39	Summary translation of the rural partnership agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.40	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.41	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.42	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.43	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on July 11, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.45 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.44	Summary translation of the rural partnership agreement, entered into on July 26, 2019, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.45	Summary translation of the series B subscription agreement, entered into on September 16, 2019 (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.46	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on October 29, 2019, in connection with Fazenda Alto Taquari
4.47	Summary translation of the rural partnership agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande
4.48	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on March 22, 2019, in connection with Fazenda Bananal X
4.49	Summary translation of the rural partnership agreement, entered into on February 12, 2020, in connection with Fazenda Chaparral
4.50	Summary translation of the rural partnership agreement, entered into on February 12, 2020, in connection with Fazenda Arrojadinho
4.51	Summary translation of the rural partnership agreement, entered into on March 20, 2020, in connection with Fazenda Chaparral
4.52	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari
4.53	Summary translation of the private instrument of first amendment to commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari
4.54	Summary translation of the rural lease agreement, entered into on April 9, 2020, in connection with certain assets in Paraguay
4.55	Summary translation of the first amendment to rural partnership agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande
4.56	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 20, 2020, in connection with Fazenda Serra Grande
4.57	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 10, 2018, in connection with Fazenda Bananal IX
4.58	Summary translation of the private instrument of second amendment to commitment to purchase and sale of real property, entered into on June 26, 2020, in connection with Fazenda Araucária
4.59	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 30, 2020, in connection with Fazenda Jatobá
4.60	Summary translation of the rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá
4.61	Summary translation of the second amendment to rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá
4.62	Summary translation of the first amendment to rural partnership agreement, entered into on August 10, 2020, in connection with Fazenda Chaparral
4.63	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazenda Rio do Meio
4.64	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazendas Arrojadinho and Rio do Meio
4.65	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 8, 2018, in connection with Fazenda Bananal IX
4.66	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on August 7, 2015, in connection with Fazenda Bananal
4.67	Summary translation of the eighth amendment to agreement to supply sugarcane, entered into by BrasilAgro and Brenco, on June 22, 2020, in connection with Fazenda Alto Taquari
4.68	Merger Agreement and Other Covenants between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Agrifirma Brasil Holding S.A., Agrifirma Brasil Agropecuária S.A., Brasil Agronegócio – Fundo de Investimento em Participações Multiestratégia, Terras Brasil – Fundo de Investimento em Participações Multiestratégia, and certain other parties listed therein, dated as of November 22, 2019
8.1	List of subsidiaries
12.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Administrative Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of the Chief Administrative Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

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

Date: October 30, 2020

/s/ Andre Guillaumon
Name: Andre Guillaumon
Title: Chief Executive Officer and Chief Operating Officer

/s/ Gustavo Javier Lopez
Name: Gustavo Javier Lopez
Title: Chief Administrative Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

As of June 30, 2020 and 2019

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

As of June 30, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“the Company”) as of June 30, 2020 and 2019, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2012.

São Paulo, Brazil

October 29, 2020

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2020 and 2019

(In thousands of reais)

	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	5.1	171,045	106,627
Marketable securities	5.2	-	4,038
Derivative financial instruments	6	7,180	5,906
Accounts receivable and others	7	183,350	125,320
Inventories	8	138,778	97,068
Biological assets	9	115,553	99,881
Transactions with related parties	29	701	1,987
Total current assets		616,607	440,827

Non-current assets held for sale	30	25,857	-

Noncurrent assets
Biological assets	9	25,444	23,235
Restricted marketable securities	5.2	5,044	9,114
Derivative financial instruments	6	1,746	1,013
Deferred taxes	17.1	23,282	20,510
Accounts receivable and others	7	262,387	203,533
Investment properties	10	858,261	548,717
Transactions with related parties	29	1,511	-
Investments	11	5,742	1,256
Property, plant and equipment	12	115,925	107,852
Intangible assets		1,469	1,557
Right-of-use of assets	13	101,093	-
Total noncurrent assets		1,401,904	916,787

Total assets		2,044,368	1,357,614

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

June 30, 2020 and 2019

(In thousands of reais)

	Note	2020	2019
Liabilities and equity
Current liabilities
Trade accounts payable and others	15	111,170	92,954
Loans, financing and debentures	16	217,274	76,608
Salaries and payroll obligations		19,600	17,093
Derivative financial instruments	6	18,333	11,055
Other liabilities	18	5,017	-
Transactions with related parties	29	2,849	2,405
Leases payable	14	25,849	26,503
Total current liabilities		400,092	226,618

Noncurrent liabilities
Trade accounts payable and others	15	28,002	19,451
Loans, financing and debentures	16	296,839	209,245
Deferred taxes	17.1	34,031	-
Leases payable	14	126,514	20,943
Derivative financial instruments	6	1,462	-
Provision for legal claims	27	1,485	824
Other liabilities	18	34,374	-
Total noncurrent liabilities		522,707	250,463

Total liabilities		922,799	477,081

Equity
Capital	19.a	699,811	584,224
Capital reserves	1.1	(34,292)	3,645
Treasury shares	19.f	(31,501)	(35,208)
Income reserves	19.c	358,606	281,052
Additional dividends proposed	19.d	13,606	7,944
Other comprehensive income	19.e	115,339	38,876
Total equity		1,121,569	880,533

Total liabilities and equity		2,044,368	1,357,614

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of income

Years ended June 30, 2020, 2019 and 2018

(In thousands of reais, unless stated otherwise)

	Notes	2020	2019	2018
Revenue	21.a	487,568	357,910	244,278
Gain on sale of farms	21.b	61,420	142,812	39,817
Changes in fair value of biological assets and agricultural products	9	160,371	56,718	99,083
Adjustment to net realizable value of agricultural products after harvest, net	8.1	(4,153)	(2,040)	883
Cost of sales	22	(483,813)	(319,214)	(228,319)
Gross profit		221,393	236,186	155,742

Selling expenses	22	(14,300)	(10,536)	(10,087)
General and administrative expenses	22	(43,890)	(38,812)	(34,945)
Other operating income (expenses), net	24	1,231	(1,064)	35,432
Share of (loss) profit of a joint venture	11.a	(150)	1,102	14,671
Operating income		164,284	186,876	160,813

Financial income (expenses)
Financial income	25	375,413	310,538	129,323
Financial expenses	25	(406,168)	(297,616)	(137,879)
Profit before income and social contribution taxes		133,529	199,798	152,257

Income and social contribution taxes	17.2	(13,975)	(22,719)	(25,919)

Net profit for the year		119,554	177,079	126,338

Basic earnings per share - in Brazilian reais	26	2.1092	3.2913	2.3505
Diluted earnings per share - in Brazilian reais	26	2.0937	3.2727	2.3477

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of comprehensive income

Years ended June 30, 2020, 2019 and 2018

(In thousands of reais)

	2020	2019	2018

Net profit for the year	119,554	177,079	126,338

Other comprehensive income to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations (Note 19.e)	76,463	(1,007)	27,084
Currency translation adjustment of the re-distribution of the assets and liabilities of the joint venture (Note 19.e)	-	-	(30,616)

Total comprehensive income for the year	196,017	176,072	122,806

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2020, 2019 and 2018

(In thousands of reais)

			Capital reserves			Income reserves
	Note	Capital	Additional paid-in capital	Share-based payments	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At July 1, 2017		584,224	-	1,525	(36,797)	10,386	58,229	6,486	43,415	-	667,468

Payment of additional dividends	19.d	-	-	-	-	-	-	(6,486)	-	-	(6,486)
Reversal of expired unpaid dividends		-	-	-	-	-	-	-	-	20	20
Share based compensation	23.a	-	-	844	-	-	-	-	-	-	844
Exercise of granted stock	19.f	-	-	(372)	2,199	-	-	-	-	-	1,827
Treasury stock acquired	19.f	-	-	-	(610)	-	-	-	-	-	(610)
Net profit for the year		-	-	-	-	-	-	-	-	126,338	126,338
Constitution of legal reserve	19.c	-	-	-	-	6,317	-	-	-	(6,317)	-
Minimum mandatory dividends	19.d	-	-	-	-	-	-	-	-	(30,005)	(30,005)
Additional dividends proposed	19.d	-	-	-	-	-		10,995	-	(10,995)	-
Constitution of reserve for investment and expansion	19.c	-	-	-	-	-	79,041	-	-	(79,041)	-
Currency translation adjustment of foreign operation	19.e	-	-	-	-	-	-	-	27,084	-	27,084
Currency translation adjustment of the re-distribution of the assets and liabilities of the joint venture	19.e	-	-	-	-	-	-	-	(30,616)	-	(30,616)

At June 30, 2018		584,224	-	1,997	(35,208)	16,703	137,270	10,995	39,883	-	755,864

Payment of additional dividends	19.d	-	-	-	-	-	-	(10,995)	-	-	(10,995)
Share based compensation	23.a	-	-	1,648	-	-	-	-	-	-	1,648
Net profit for the year		-	-	-	-	-	-	-	-	177,079	177,079
Constitution of legal reserve	19.c	-	-	-	-	8,854	-	-	-	(8,854)	-
Minimum mandatory dividends	19.d	-	-	-	-	-	-	-	-	(42,056)	(42,056)
Additional dividends proposed	19.d	-	-	-	-	-	-	7,944	-	(7,944)	-
Constitution of reserve for investment and expansion	19.c	-	-	-	-	-	118,225	-	-	(118,225)	-
Currency translation adjustment of foreign operation	19.e	-	-	-	-	-	-	-	(1,007)	-	(1,007)

At June 30, 2019		584,224	-	3,645	(35,208)	25,557	255,495	7,944	38,876	-	880,533

Payment of additional dividends	19.d	-	-	-	-	-	-	(7,944)	-	-	(7,944)
Acquisition of Agrifirma	1.1	115,587	(33,566)	-	-	-	-	-	-	-	82,021
Share based compensation	23.a	-	-	3,529	-	-		-	-	-	3,529
Settlement of share-based payments	23.f	-	-	(3,707)	3,707	-	-	-	-	-	-
Payment of share-based incentive plan (ILPA) charges	23.a	-	-	(4,193)	-	-		-	-	-	(4,193)
Net profit for the year		-	-	-	-	-	-	-	-	119,554	119,554
Constitution of legal reserve	19.c	-	-	-	-	5,978	-	-	-	(5,978)	-
Minimum mandatory dividends	19.d	-	-	-	-	-	-	-	-	(28,394)	(28,394)
Additional dividends proposed	19.d	-	-	-	-	-	-	13,606	-	(13,606)	-
Constitution of reserve for investment and expansion	19.c	-	-	-	-	-	71,576	-	-	(71,576)	-
Currency translation adjustment of foreign operation	19.e	-	-	-	-	-	-	-	76,463	-	76,463

At June 30, 2020		699,811	(33,566)	(726)	(31,501)	31,535	327,071	13,606	115,339	-	1,121,569

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2020, 2019 and 2018

(In thousands of reais)

	Notes	2020	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		119,554	177,079	126,338
Adjustments to reconcile net profit for the year
Depreciation and amortization	22	60,249	23,078	23,222
Gain from changes in fair value of the re-distribution of the assets and liabilities of the joint venture		-	-	(5,098)
Gain on sale of farm	21.b	(61,420)	(142,812)	(39,817)
Currency translation adjustment of the re-distribution of the assets and liabilities of the joint venture			-	(30,616)
Residual value of property, plant and equipment and intangible assets disposed		3,089	433	433
Write-off of capitalized costs in investment properties		600	-	10,793
Share of (loss) profit of a joint venture	11.a	150	(1,102)	(14,671)
Unrealized loss (gain) on derivatives, net	25	7,456	4,475	(1,772)
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net		42,276	15,416	16,054
Gain on remeasurement of receivable from sale of farms, net	25	(57,327)	(13,989)	(16,584)
Effect of share-based incentive plan – ILPA		1,510	1,648	844
Deferred income and social contribution taxes	17.2	3,528	12,232	21,044
Changes in fair value of biological assets and agricultural products	9	(160,371)	(56,718)	(99,083)
Adjustments to net realizable value of agriculutural products after harvest	8.1	4,153	2,040	(883)
Allowance for doubtful accounts	22	(2,440)	(530)	(133)
(Reversal of) Provision for legal claims	27	601	(383)	(387)
		(38,392)	20,867	(10,316)
Changes in working capital
Trade accounts receivable		50,692	3,401	(6,746)
Inventories		(43,268)	(31,094)	(58,442)
Biological assets		157,355	34,627	60,312
Recoverable taxes		3,829	536	1,943
Derivative financial instruments		3,893	19,308	(16,982)
Other receivables		(21,210)	316	(2,356)
Trade accounts payable		(35,698)	10,005	1,708
Related parties		(440)	276	(2,338)
Taxes payable		31,146	3,157	1,718
Income tax and social contribution		-	(413)	1,323
Salaries and payroll		(2,704)	2,804	2,787
Advances from customers		(212)	(15,500)	15,540
Leases payable		(42,688)	3,590	9,470
Other liabilities		6,721	(542)	115
Net cash flows from (used in) operating activities		69,024	51,338	(2,264)

CASH FLOW FROM INVESTING ACTIVITIES

Addition to property, plant and equipment and intangible assets		(25,087)	(43,670)	(43,105)
Addition on investment properties		(24,173)	(28,211)	(23,861)
Redemption of (Investment in) marketable securities		7,483	21,737	(4,001)
Addition for future capital increase	11	-	(49)	-
Cash acquired from business combinations	1.1	1,071	-	-
Acquisition of interest in associate	11	(4,127)	-	-
Cash received from sales of farms and assets		15,538	28,927	5,267
Net cash flows used in investing activities		(29,295)	(21,266)	(65,700)

CASH FLOW FROM FINANCING ACTIVITIES

Payments of installments of financed acquisition of farm		(2,578)	-	(15,559)
Proceeds from loans, financing and debentures	16	301,009	90,594	270,310
Interest paid on loans, financing and debentures	16	(86,013)	(4,037)	(10,347)
Payment of loans and financing	16	(143,967)	(73,178)	(105,408)
Treasury stock acquired		-	-	(610)
Dividends paid	19.d	(50,000)	(41,000)	(12,972)
Net cash flows (used in) from financing activities		18,451	(27,621)	125,414
Increase (decrease) in cash and cash equivalents		58,180	2,451	57,450

Cash and cash equivalents at beginning of year	5.1	106,627	104,314	43,798
Effect of exchange rate variation on cash and cash equivalents		6,238	(138)	3,066

Cash and cash equivalents at end of year	5.1	171,045	106,627	104,314

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

1.	Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro” or “Company”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão and Piauí, and in Paraguay, in the state of Boquerón. The ultimate parent company of BrasilAgro is Argentine-based Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud S.A.C.I.F.Y.A.”).

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

The Company has sixteen (16) farms in six (6) Brazilian states and one (1) farm in Paraguay, for a total area of 215,330 hectares of own lands and 53,735 hectares of leased lands.

1.1 Business combination – Agrifirma

On November 22, 2019, the Company entered into a merger agreement (the “Merger Agreement”) with Agrifirma Holding S.A. (“Agrifirma Holding”). Under the terms of the Merger Agreement, BrasilAgro will merge with Agrifima Holding and receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries , in exchange for common shares and warrants (“Agrifirma Warrants”) issued by BrasilAgro to the selling shareholders of Agrifirma Holging.

Agrifirma Agro Ltda. and its subsidiaries (“Agrifirma”) are engaged in the production, manufacture, storage, trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of its properties. Since the group is engaged in activities in the same sector as BrasilAgro, the following impacts are expected immediately: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation in the value of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda..) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Empreendimentos e Participações Ltda. and Agrifirma Delaware LLC, in which Agrifirma holds interests of 99.99%.

The completion of the Merger Agreement was subject to certain requirements which, on January 27, 2020, were entirely satisfied and BrasilAgro obtained control of Agrifirma.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

1.1.1 Number of shares delivered as consideration

Based on the terms of the Merger Agreement, the consideration transferred in the form of shares will be determined as followed, as described below: Initial Exchange Ratio (preliminary numbers), Final Exchange Ratio (adjustment in exchange ratio) and Adjustments Due to Indemnifications. The Merger Agreement, also determines a minimum of shares to be transferred of 5,392,872.

Initial Exchange Ratio

The parties agreed to define a first exchange ratio based on preliminary book values as of June 30, 2019, adjusted for the market value of the real state held by BrasilAgro and Agrifirma Holding, according to an appraisal report issued by a specialized third party. As a result, the number of shares and warrants to be issued to the shareholders of Agrfirma was determined to 5,215,385 shares and 654,487 warrants, as detailed below:

Initial Exchange Ratio
Unrestricted shares	4,402,404
Shares with sale restriction	812,981
Shares issued and delivered (i)	5,215,385
Agrifirma warrants (ii)	654,487
5,869,872

(i)	Based on preliminary book values as of June 30, 2019 of Agrifirma, the capital stock of BrasilAgro was increased by R$115,587, from R$584,224 to R$699,811, with the issuance of 5,215,385 new common shares of the Company, which were subscribed for and paid up by the shareholders of Agrifirma, and

(ii)	Issuance of the Agrifirma Warrants on behalf of one of the selling shareholders, entitling them to subscribe, anytime until January 22, 2022, to up to 654,487 new common shares of the Company, with exercise price of R$0.01 per share (Note 18.b).

Final Exchange Ratio

In accordance with the Merger Agreement, the Initial Exchange Ratio will be adjusted only to reflect the changes in the book values of the preliminary balance sheet as of June 30 2019 through the acquisition date, on January 27, 2020, date of the consummation of the Merger Agreement.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

On April 1, 2020, BrasilAgro informed the former shareholders of Agrifirma Holding that the Final Exchange Ratio, based on the changes in net equity from June 30, 2019 to January 27, 2020, was finalized and reached the minimum number established in the merger agreement, totaling 5,392,872 shares as final consideration to be paid by Brasilagro, as detailed below:,

	Initial Exchange Ratio	Adjustment to exchange ratio	Final Exchange Ratio
Unrestricted shares	4,402,404	(357,750)	4,044,654
Shares with sale restriction	812,981	(66,065)	746,916
Total shares (i)	5,215,385	(423,815)	4,791,570
Warrants	654,487	(53,185)	601,302
	5,869,872	(477,000)	5,392,872

i)	The adjustment in the exchange ratio determines that the selling shareholders, the holders of the 5,215,385 shares previously calculated in the preliminary exchange ratio, must return 423,815 shares, in accordance with the final exchange ratio. The share return process is in progress and should be completed up to October 2020.

Adjustments for indemnifications

The agreement establishes obligations for the payment of compensation by both BrasilAgro and the selling shareholders if certain contractually indemnifiable losses occur within two years as from the date of the Merger Agreement.

On June 18, 2020, BrasilAgro and the selling shareholders signed a Settlement Agreement, which the Final Exchange Ratio as agreed at the minimum number shares, totaling 5,392,872 shares. The parties also agreed that given the resolution of a contingency by the date of the Settlement Agreement, the selling shareholders agreed to return the amount of R$3,500,000 in restricted shares and Agrifirma Warrants, as described below, which number was calculated using the market price of Brasilagro’s average share price 90 days before January 27, 2022.

The following is the Final Exchange Ratio agreed after considering the Adjustments Due to Indemnifications:

	Final Exchange Ratio	Adjustments for indemnifications	Final Exchange Ratio adjusted by indemnifications
Unrestricted shares	4,044,654	-	4,044,654
Shares with sale restriction	746,916	(109,291)	637,625
Total shares	4,791,570	(109,291)	4,682,279
Warrants	601,302	(87,985)	513,317
	5,392,872	(197,276)	5,195,596

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

1.1.2 Accounting for the transaction by BrasilAgro

BrasilAgro estimated the fair value of the identifiable assets and of the liabilities acquired of Agrifirma and of the consideration transferred as of January 27, 2020. For the purposes of estimating the consideration transferred, BrasilAgro considered the number of common shares adjusted by the amount of indemnifications.

a) Estimated fair value of identifiable assets and liabilities acquired

The table below shows the estimated fair value of identifiable assets and liabilities of Agrifirma as of January 27, 2020 at their fair value:

Assets	January 27, 2020
Cash and cash equivalents	1,071
Trade accounts receivable	3,313
Inventories	1,461
Biological assets	4,883
Recoverable taxes and contributions	3,012
Non-current assets held for sale	23,842
Related parties	36
Other credits	6,025
43,643

Other credits	15,986
Investment properties	197,711
Property, plant and equipment	23,541
237,238
Total assets	280,881

Liabilities
Trade accounts payables	792
Loans and financing	123,862
Payable income tax and social contribution	19
Taxes payable	646
Labor charges	2,894
Other accounts payable	15,590
143,803
Provision for contingencies	60
Other accounts payable	3,206
Deferred tax liabilities	27,763
Total liabilities	31,029

Total net assets at fair value	106,049
Goodwill (a)	47
Total consideration	106,096

a)	Goodwill is attributed to the profitability expected from synergy gains and economies of scale in the agricultural operations and from the creation of real estate value in undeveloped areas. It is not expected that goodwill will be dedcuctible for tax purposes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The following table summarizes the allocation of the estimated consideration transferred to the identifiable assets and liabilities at fair value of Agrifirma:

Estimated consideration transferred at fair value

	Number of shares issued / to be issued	Brasilagro’s share market price as of January 27, 2020	Total consideration transferred
Unrestricted shares	4,044,654	-	115,587
Capital reserve (Note 19.b)	-	-	(33,566)
Unrestricted shares	4,044,654	20.28	82,021

Shares with sale restriction	637,625	20.28	12,930
Agrifirma Warrants (a)	513,317	20.27	10,405
Agrifirma Warrant Dividends (b)	-	-	740
Estimated consideration at fair value	5,195,596		106,096

To calculate the consideration at fair value on the acquisition date, the following assumptions were considered:

a)	Unrestricted and restricted shares: to estimate the fair value of the restricted and unrestricted shares, the number of shares based on the Final Exchange Ratio adjusted by Adjustments due to Indemnifications, was calculated considering Brasilagro’s quoted market share price on the B3 (Agro3) as of January 27, 2020.

b)	Agrifirma Warrants: are measured based on Brasilagro quoted share market price on the B3 as of January 27, 2020, deducting the exercise price of the warrants of R$0.01.

c)	Agrifirma Warrant Dividends: to estimate the fair value of Agrifirma Bonus Dividends, the average dividend yield of the last four years and Brasilagro’s quoted share market price on the B3 as of January 27, 2020 was considered, discounted to present value.

The unrestricted shares issued for the consideration transferred for the acquisition of control of Agrifirma was recognized in equity. The restricted shares, Agrifirma Warrants and Agrifirma Warrant Dividends are recorded in the line Other Liabilities as their final amount may vary due to certain events stated in the agreement and, for such reason, do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the warrants are considered potential common shares and as such included in the calculation of diluted earnings per share.

The unrestricted shares does not have the element of variability, and as such is recognized in equity. The difference between the capital increase, in accordance with the Merger Agreement, and the consideration transferred at fair value of the unrestricted shares as of January 27, 2020, totaling R$30,566 (Note 19.b) is registered as Capital Reserve.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

1.1.3. Other Information

The results of the Agrifirma Group are consolidated by BrasilAgro in the period from January 27, 2020 to June 30, 2020, and the amount consolidated into these financial statements is presented below:

1/27/2020 to 6/30/2020
Net revenue	19,194
Net income for the period	1

If the transaction had been consummated on July 1, 2019, the net revenue and loss for the year of Agrifirma consolidated by BrasilAgro would have been as follows:

7/1/2020 to 6/30/2020
Net income	27,949
Loss for the year	(64,305)

In addition, there are no differences between the book value and the fair value of receivables as of the date of the transaction.

1.2. Sale of Farms

Sales of farms in the year ended in June 30, 2020

a) Sale of Jatobá IV Farm

On July 11, 2019, the Company signed a purchase and sale agreement for a total area of 1,134 hectares (893 agricultural hectares) of the Jatobá Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 302 bags of soybean per agricultural hectare, totaling R$23,183 as of September 2, 2019.

On September 2, 2019, the buyer met the contractual conditions to take possession of the Jatobá IV farm upon the down payment of R$2,698. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 232,000 soybean bags is recorded in accounts receivable from sales of farms, to be received in six annual installments ending in 2025 (Note 7.1.e – Jatobá IV).

b) Sale of Alto Taquari II Farm

On October 29, 2019, the Company entered into a purchase and sale agreement for a total area of 85 hectares (65 agricultural hectares) of the Alto Taquari Farm, a rural property located in the City of Alto Taquari, State of Mato Grosso, for an amount corresponding to 1,100 bags of soybean per useful hectare, totaling R$5,513 as of October 29,2019.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

On the same date, the buyer met the contractual conditions to take possession of the Alto Taquari II farm upon the down payment of R$1,044. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 57,200 soybean bags is recorded in accounts receivable from sales of farms, to be received in four annual installments ending in 2023 (Note 7.1.e – Alto Taquari II).

c) Sale of Alto Taquari III Farm

On May 29, 2020, the Company entered into a purchase and sale agreement for a total area of 105 hectares (105 agricultural hectares) of the Alto Taquari Farm, a rural property located in the city of Alto Taquari, state of Mato Grosso, for 1,100 bags of soybean per useful hectare, totaling R$11,037 as of May 29, 2020.

On the same date, the buyer met the contractual conditions to take possession of the Alto Taquari III farm upon the down payment of R$1,763. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 93,478 soybean bags is recorded in accounts receivable from sales of farms, to be received in five annual installments ending in 2025 (Note 7.1.e – Alto Taquari III).

d) Sale of Jatobá V Farm

On June 30, 2020, the Company entered into a purchase and sale agreement for a total area of 1,875 hectares (1,500 agricultural hectares) of the Jatobá Farm, a rural property located in the city of Jaborandi, state of Bahia, for 300 bags of soybean per useful hectare, totaling R$45,015 as of June 30, 2019.

On the same date, the buyer met the contractual conditions to take possession of the Jatobá V farm upon the down payment of R$5,000. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 397,368 soybean bags is recorded in accounts receivable from sales of farms, to be received in seven annual installments ending in 2026 (Note 7.1.e – Jatobá V).

Sales of farms in the year ended in June 30, 2019

e) Sale of Jatobá II Farm

On June 13, 2018, the Company signed a purchase and sale agreement for a total area of 9,784 hectares (7,485 agricultural hectares) of the Jatobá Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 285 bags of soybean per usable hectare or R$123,335 as of July 31, 2018.

On July 31, 2018, the buyer met the contractual conditions to take possession of the Jatobá II farm upon the down payment of R$21,000. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 2,133,296 soybean bags is recorded in accounts receivable from sales of farms, to be received in seven annual installments ending in 2025 (Note 7.1.e – Alto Taquari I).

f) Sale of Alto Taquari I Farm

On November 21, 2018, the Company signed a purchase and sale agreement for a total area of 103 hectares of arable land in the Alto Taquari Farm, for the value of 1,100 bags per useful hectare, totaling R$6,871 as of November 19, 2018.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

On November 19, 2018, the buyer met the contractual conditions to take possession of the Alto Taquari I farm upon the down payment of R$1,491. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 90,624 soybean bags is recorded in accounts receivable from sales of farms, to be received in four semi-annual installments ending in 2022 (Note 7.1.e – Alto Taquari I).

g) Sale of Jatobá III Farm

On June 28, 2019, the Company signed a purchase and sale agreement for a total area of 3,125 hectares (2,473 agricultural hectares) of the Jatobá Farm, a rural property located in the City of Jaborandi, State of Bahia, for 285 bags of soybean per useful hectare, which corresponded to R$47,016 as of June 28, 2019.

On June 28, 2019 and on July 31, 2019, the buyer met the contractual conditions to take possession of the Jatobá III farm upon the two down payment of R$5,000 each, totaling R$10,000. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 563,844 soybean bags is recorded in accounts receivable from sales of farms, to be received in six annual installments ending in 2025 (Note 7.1.e – Jatobá III).

Sales of farms in the year ended in June 30, 2018

h) Sale of Araucária V

On May 3, 2018, the Company disclosed the sale of a 956 hectares area (660 agricultural hectares) of the Araucária Farm. The area was sold for 1,208 soybean bags per usable hectare or R$66,224. The transaction determined a down payment of 79,200 soybean bags in the amount of R$5,267, a second installment corresponding to the same number of soybean bags to be received on September 1, 2018. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 717,840 soybean bags is recorded in accounts receivable from sales of farms, to be received in six annual installments ending in 2024 (Note 7.1.e – Araucária V).

1.4. Acquisition of Serra Grande Farm

On April 20, 2020, the Company acquired a total area of 4,489 hectares (2,904 agricultural hectares) of the Serra Grande Farm, a rural property located in the city of Baixa Grande do Ribeiro, state of Piauí, in the amount of R$25,047, corresponding to 282,884 soybean bags per agricultural hectares.

On the same date, BrasilAgro met the contractual conditions to take possession of the land upon the down payment of R$8,047. As of June 30, 2020, the remaining balance in the amount of R$14,263 (Note 18), corresponding to 162,000 soybean bags, will be paid in three annual installments upon delivery of 54,000 soybean bags each. The Company maintains its liability measured at fair value through profit or loss, as required by IFRS 13.

1.5. New investments

Agrofy

On June 27, 2019, the Board of Directors approved an investment of US$1,000 (R$4,127) in Agrofy Global for an equity interest of 1.8% in the startup. On September 23, 2019, BrasilAgro paid 50% of the amount (R$2,087), and the remaining balance was paid on December 16, 2019 (Note 11).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

1.3. Lease

a) Lease of Jatobá Farm

On June 13, 2018, under the same commitment for the purchase and sale of the Jatobá Farm, as described in Note 1.2, the Company leased another area of the farm, with useful area of 7,468 hectares, for a period of 5 years and with annual payments of 6 bags per hectare or 17% of total production, whichever is greater.

b) Lease of Parceria V

On August 28, 2018, the Company signed a lease agreement to use a farmland of 23,500 hectares in the city of São Félix do Araguaia, state of Mato Grosso. The new farm will be called Partnership V (see Note 14). The lease will be for 10 years.

1.6. Re-distribution of the assets and liabilities of the joint venture Cresca S.A.

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

- Agropecuária Moroti S.A. (“Moroti”) – Subsidiary that on February 9, 2018 received all other assets and liabilities of Cresca allocated to BrasilAgro, including land and debts. As part of the transaction, the partners in the joint venture agreed to waive the payment of interest on late payment of the intercompany loans taken by Cresca in the total amount of R$32,962, of which BrasilAgro’s share was R$16,563 (Note 25).

The Company obtained control of the assets and liabilities received from Cresca, therefore, as required by IFRS 3 – Business Combinations, the assets acquired and liabilities assumed were remeasured at the fair value on the date control was obtained.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

The Company recorded a gain of R$5,098 for the difference between the carrying value of the interest in the jointly controlled investment in Cresca of R$115,478 and the fair value of the assets and liabilities transferred to Moroti of R$120,576 (Note 24). The fair value of assets and liabilities was determined based on preliminary estimates and concluded on June 30, 2018. No adjustment to the amounts recorded preliminary was recorded upon conclusion.

In addition, the Company reclassified the accumulated currency translation adjustment from the jointly controlled investment in Cresca from comprehensive income to the statement of income for an amount of R$30,616, under “Other Operating income (expenses), net” (Note 24).

1.7. COVID-19 Impacts

COVID-19 cases were first reported on December 31, 2019, and since then the disease has spread to various countries, including Brazil and Paraguay, where the Company operates, with reports of numerous deaths caused by the new coronavirus. On March 11, 2020, the World Health Organization declared a global pandemic.

In March 2020, the Company developed and implemented a plan with various measures to protect the health of the employees, contribute to containing COVID-19 and mitigate its effects on operations. These measures included:

●	Creating a Prevention and Risk Committee to continuously assess the overall situation, update preventive measures and actions to minimize risks, and coordinate the implementation of action plans;
●	Establishing a home office policy for employees who are at risk or who work at the corporate office in São Paulo;
●	Adoption of various measures and protocols to protect the safety of all persons involved in the Company’s operational context, following the guidelines of the Brazilian Ministry of Health;
●	Contingency plans to support any possible disruption in the Company’s operations.

The operations in Brazil and Paraguay continued normally and to date the Company has not had any material impact caused by the spread of COVID-19.

COVID-19 could affect the Company’s operations if a significant portion of its workforce cannot work effectively due to the spread of the virus, quarantines, government actions, the shutdown of facilities or other restrictions. Part of the Company’s revenue is generated by the sale of commodities to local clients, but the global market for said commodities relies on an extensive logistics and supply chain, including ports, distribution centers and suppliers. In addition, the high volatility in the U.S. dollar exchange rate and the prices of commodities could result in losses for the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

With regards to its business, a fact that merits attention is the strong demand for exports benefited by the appreciation of the U.S. dollar. With regards to the logistics chain, no significant disruptions were noted in the logistics and export operations, as well as in inbound shipments of raw materials and goods, most of which had been acquired prior to the quarantine period in Brazil. With regard to sales commitments for the 2019/20 crop year, the Company has not identified any material changes, since their origination is based on a strong correlation between the way the negotiations are conducted and the players selected as commercial partners. Therefore, to date, the Company has not observed any matters related to these commitments. Moreover, the Company is well positioned to surmount the effects caused by covid-19, with its main concerns including its cash preservation, leverage ratio and cost and borrowing efficiency, which are aligned with the risk policies adopted by the Company.

Short- and long-term liquidity is preserved, and even any changes in inbound and outbound shipments are scaled to not affect significantly the Company’s financial position. BrasilAgro did not identify significant risks with regard to its capacity to continue operating. Lastly, no material subsequent events related to facts known after June 30, 2020 that should be disclosed were identified.

1.8. Cyber attack

On October 21, 2019, the Company suffered a ransomware cyberattack that caused a partial and temporary interruption in its operations. The Company implemented its contingency plans, continued operating partially during the cyberattack and reconnected progressively its operating systems after the attack.

After the incident, the Company took certain additional preventive measures and revalidated the technological processes to improve the controls to minimize cyberattack risks to which the Company was exposed. Although the cyberattack vector could not be identified, the process and the characteristics of the cyberattack could be identified satisfactorily.

The actions implemented, including the controls put in place, improved the security of the information technology systems to avoid new attempts of cyberattacks.

2.	Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1. Basis of preparation

On October 27, 2020, the Company’s Executive Board, Board of Directors and Fiscal Council approved the Company’s consolidated financial statements and authorized their issuance.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

In order to maintain comparability to the current year financial statements, the Company reclassified previous years financial information, as detailed below:

Statement of financial position:

	2019
Leasing (i)	As previously stated	Reclassifications	Reclassified
Leases payable (Note 14)	-	47,446	47,446
Trade accounts payable and others	138,654	(26,249)	112,405
Financial lease	21,197	(21,197)	-

Statements of cash flows:

	2019			2018
Leasing (i)	As previously stated	Reclassifications	Reclassified	As previously stated	Reclassifications	Reclassified
Changes in working capital
Trade accounts payable	13,595	(3,590)	10,005	11,178	(9,470)	1,708
Leases payable	-	3,590	3,590	-	9,470	9,470

	2019			2018
Fair Value (ii)	As previously stated	Reclassifications	Reclassified	As previously stated	Reclassifications	Reclassified
Adjustments to reconcile profit for the year
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net	12,950	2,466	15,416	12,191	3,863	16,054
Gain on remeasurement of receivable from sale of farms, net	(11,523)	(2,466)	(13,989)	(12,721)	(3,863)	(16,584)

(i)	In order to improve presentation of leases payable in the statement of financial position starting fiscal year ended June 30, 2020, all lease payables are presented in the line item Leases payable. For comparability purposes, leases payable that were presented in Trade accounts payable and others and in finance leases as of June 30, 2019, were also reclassified to the Leases payable line item. (Note 14);

(ii)	Additionally, the Company reclassified the cash flow effects to reconcile the profit for the year within the cash flows from operating activities related to the fair value on remeasurement of receivables from sales of farms for the years ended June 30, 2019 and June 30, 2018 to improve presentation in the statement of cash flows and to ensure comparability with the current year.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Basis of consolidation

The consolidated financial statements comprise the financial statements of BrasilAgro and its subsidiaries as of June 30, 2020, 2019, and 2018 as described bellow:

	Ownership %
	2020	2019	2018
Jaborandi Agrícola Ltda	99.99	99.99	99.99
Imobiliária Jaborandi	99.99	99.99	99.99
Cremaq	99.99	99.99	99.99
Engenho de Maracaju	99.99	99.99	99.99
Araucária	99.99	99.99	99.99
Mogno	99.99	99.99	99.99
Cajueiro	99.99	99.99	99.99
Ceibo	99.99	99.99	99.99
Flamboyant	99.99	99.99	99.99
Palmeiras	99.99	99.99	99.99
Moroti (b)	99.99	99.99	99.99
Agrifirma	99.99	-	-
Agrifirma Bahia (a)	99.99	-	-
I.A. Agro (a)	99.99	-	-
GL (a)	99.99	-	-
Delaware (a)	100.00	-	-

(a)	Subsidiaries of Agrifirma – indirect control.
(b)	Subsidiary incorporated during the re-distribution of the assets and liabilities of the Cresca on February 9, 2018.

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

In the preparation of the consolidated financial statements, the financial statements of Palmeiras, Moroti and Cresca, are translated into Brazilian reais as follows: a) balance sheet at the exchange rate at year end and b) statement of income and cash flows, at the average exchange rate.

The effects from variations in the foreign exchange rate resulting from the translation of foreing operations are presented in “Currency translation adjustment of foreign operations” in the statement of comprehensive income and in the statement of changes in equity.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price calculated in accordance with IFRS15.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For the purposes of subsequent measurement, the Company’s financial assets are classified as:

i. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of income.

The Company designates certain financial assets at the initial recognition by the fair value through profit or loss. This designation cannot be altered later. This category includes marketable securities, derivative financial instruments and receivables from the sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in “Trade accounts receivable”.

Changes in fair value related to credits for the sale of farms designated as fair value through profit or loss are recognized in “Net on remeasurement of receivables from sale of farms” under “Financial income”(Note 25).

ii. Financial assets at amortized cost (debt instrument).

The Company measures financial assets at amortized cost when both of the following conditions are met:

•	The financial asset is maintained within a business model which objective is to hold financial assets for the purpose of receiving contractual cash flows.

•	The contractual terms of the financial asset give rise, on specific dates, to cash flows composed solely of payments of principal and interest on the outstanding principal.

Financial assets at amortised cost are subsequently measured using the effective interest ratemethod (EIR) and are subject to impairment. Gains and losses are recognised in statement of income when the asset is derecognised, modified or impaired.

The Company’s financial assets at amortised cost includes trade receivables, and loan to an associate and loan to a director included under other non-current financial assets.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Impairment of financial assets

The Company recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

ii. Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method. Gains and losses are recognised in statement of income when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of income.

This category generally applies to interest-bearing loans and borrowings.

For more information, see Note 16.

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

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of income (Note 25). The fair value of derivative financial instruments is disclosed in Note 6.

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

June 30, 2020

(In thousands of reais, except as stated otherwise)

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in Reais, equivalent to a quantity of soybean bags at the sale date, are designated at fair value through profit or loss upon initial recognition. The amount of the receivable is subsequently remeasured at each balance sheet date by applying to the contractual committeed quantity of soybean bags by the quotation of soybean for future delivery at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by translating the resulting U.S. dollars amount to Reais using the U.S. dollar exchange rate for future delivery on the same maturity date (considering that future soybean quotations are denominated in U.S.dollar) and finally discounting the resulting amount to present value. The gain (loss) on remeasurement of the receivable is recognized in financial income and expenses under “Gain (loss) on remeasurement of receivables from sale of farms” (Note 25).

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

The soybean, corn and cotton are temporary cultures, in which the agricultural product is harvested after a period of time from 110 to 240 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the fair value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’prices were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), B3 (Bolsa, Brasil, Balcão), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

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

Cattle raising activity

In 2016, the Company started raising cattle. In Brazil, the main activity consists of producing and raising cattle, which characterizes the activity as bearer. In Paraguay, the main activity is raising and selling cattle, which characterizes the activity as consumable.

For segregation purposes, when applicable, the Company classifies its cattle herd into: consumable cattle (current assets), which can be sold as a biological asset for meat production; and bearer cattle (non-current assets), which is used in farm operations to generate other biological assets. At June 30, 2020, the Company only had bearer and consumable cattle, which includes calves, heifers, pregnant heifers, pregnant cows, calves, steers and bulls.

The fair value of beef cattle is determined based on market prices, given the existence of an active market. Gain or loss from changes in the fair value of beef cattle is recognized in statement of income for the period (Note 9). The Company considered the prices in the cattle market in Bahia state and in Boqueron (Paraguay), considered the principal market, and the metrics used in the market.

Accordingly, consumable cattle and bearer cattle are measured based on observable market prices, weight, and age of the animals.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

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

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

	Annual depreciation rates %
	2020	2019	2018
Buildings and improvements	2-25	2-25	2-20
Equipment and facilities	10	5-10	10
Vehicles and agricultural machinery	13-20	13-20	13-20
Furniture and fixtures	10	10	10
Opening of areas	5-20	5-20	10-20
Permanent cultures	16-27	16-27	16-27

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

June 30, 2020

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

On June 30, 2020 and 2019, no indication of impairment of assets was identified.

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

Fees paid in raising credit facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be used. In this case, the fee is deferred until the facility is completely in use. To the extent there is no evidence that it is probable that some or all of the facility will be used, the fee is capitalized as a prepayment for liquididation services and amortized over the period of the facility to which it relates.

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

June 30, 2020

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Such rates are 25% for income tax and 9% for social contribution tax (Note 17).

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

The Company applies the model of IFRS 15 to measure and account for revenue from contracts with clients, which establishes the recognition of revenue in an amount that reflects the Company’s expected consideration in exchange for the transfer of good or services to a client. The model is based on five steps: i) identification of the contracts with customers; ii) identification of the performance obligations within the agreements; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations within the agreements; and v) recognition of revenue when the performance obligation is fulfilled.

a) Sale of goods

Revenue from sales of grains and sugarcane sales is recognized when performance obligations are met, which consists of transforming the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

With regard to the sale of sugarcane, the Company normally enters into sale agreements for future deliveries, in which data such as volume and minimum ATR are pre-fixed. The pricing of sugarcane considers the quantity of ATR per ton of sugarcane delivered, and the ATR index price, which is disclosed every month by Sugarcane Producers Council (Consecana).

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

b) Sale of farms

Revenue from sale of farms is not recognized until performance obligations are met, which consists of: (i) the sale be in completed, (ii) the Company has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv)  the Company has transferred all risks and rewards to the buyer, and does not have a continuing involvement. Usually this coincidies with the buyer making the first down payment, moment when the transfer of possession is completed, according to the contractual terms. The result from sales of farms is presented in the statement of income as “Gain on sale of farms” net of the related cost.

c) Sales of beef cattle

Revenue from the sale of beef cattle is recognized when performance obligations are met, which consists of transferring the material risks and the benefits of cattle ownership to the buyer, usually when the cattle is delivered to the buyer at the specified place, in accordance with the terms of the sale agreed upon.

As for the sale of beef cattle, the Company’s operation consists basically of a project involving the production and sale of beef calves after weaning (this process is called rearing). However, some animals that prove to be infertile may be sold to meat packers for slaughtering. At Paraguay operations, the project consists in fattening and selling these animals for slaughtering. The pricing for sale of cattle is based on the market price of the arroba of fed cattle in the respective market (the arroba price is verified on the transaction date), the animal weight, plus the premium related to the category. The sale of cattle in Brazil and Paraguay operations, in turn, considers the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

2.21. Financial income and expenses

Includes interest and foreing exchange variations arising from loans and financing contracts, marketable securities, trade accounts receivable, gain and losses on remeasurement of receivables from sale of farms and machinery, gains and losses for changes in fair value of derivative financial instruments, as well as discounts obtained from suppliers for the prepayment trade accounts payable.

2.22. Leases

The Company has agreements for land leases and agricultural partnerships, as well as service agreements. Accordingly, the Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Company as lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurred.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, change in the lease term, change in lease payments (e.g., changes to future payments resulting from a change in the index or rate used to determine such lease payments) or changes in the assessment of an optio to purchase the asset.

Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Company as lessor

Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the income statement due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned..

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

2.27. Non-financial obligations

Given the lack of Pronouncement, Interpretation or Guidance applicable to the specific situation of obligations to deliver fixed amounts of soybean as consideration for the purchase of investment property under IAS 40, Management exercised its judgment to result in information that is:

(a)	relevant for economic decision-making by the users; and
(b)	reliable, so that the financial statements:

(i)	adequately represent the equity and financial position, the financial performance and the cash flows of the entity;
(ii)	reflect the economic essence of transactions, other events and conditions, not merely their legal aspects;
(iii)	are judicious; and
(iv)	are complete in all material aspects.

BrasilAgro believes that the cost of acquisition of investment properties subject to IAS 40 includes the obligation to deliver agricultural products on future dates. This obligation is initially measured at its fair value on the date the property is recognized. The Company adopts criteria for remeasuring the obligation to deliver agricultural products for the purchase of properties at their fair value on each reporting date against profit or loss. The gain (loss) from remeasurement of this obligation is recognized in the financial result in the income statement.

2.28. Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, the Company evaluates the financial assets and liabilities assumed for appropriate classification and allocation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquiring company will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognised in the income statement in accordance with IFRS 9.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

2.29. Non-current assets held for sale

The Company classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

2.30. Fair value measurement

The Company measures financial instruments (such as derivatives) and non-financial instruments (such as biological assets) at fair value on each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market. The principal or more advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;
•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.31. New standards, amendments and interpretations

New or revised pronouncements applied for the first time in the current year

In these financial statements, the Company applied for the first tim IFRS 16 - Leases and IFRIC 23 - Uncertainty over income tax treatments. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

a. IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor.

The Company adopted IFRS 16 using the modified retrospective method of adoption, with the date of initial application of July 01, 2019.

The standard had significant impacts on the financial statements, since, according to the new principles introduced by IFRS 16, the Company recognized lease liabilities and right-of-use assets on the date of initial application for leases previously classified as operating leases. The Company’s main contract are related to agricultural partnership operations and land lease, in addition to other less relevant contracts that involve the lease of machinery, vehicles and properties (Note 13).

The Company elected to use the transition practical expedient to not reassess whether a contract is, or contains, a lease at July 01, 2019. Instead, the Company applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The right-of-use of the asset were measured at the amount equivalent to the lease liability, adjusted by the amount of any payments made in advance or accumulated related to these leases that were recognized in the balance sheet immediately prior to the initial adoption of the standard. Lease liabilities are discounted to present value using the incremental borrowing rate of the lessee on the transition date.

The impacts of IFRS 16 upon its initial adoption as of July 01, 2019 are presented below. The initial adoption of IFRS 16 did not produce any impacts in equity:

	As previously stated	Reclassifications (Note 2.1)	Reclassified	Impacts - IFRS 16	After adoption of IFRS 16
Assets
Right-of-use of assets (Note 13)	-	-	-	92,794	92,794
Other assets	1,357,614	-	1,357,614	-	1,357,614

Total	1,357,614	-	1,357,614	92,794	1,450,408

Liabilities and shareholders’ equity
Leases payable (Note 14)	-	47,446	47,446	92,794	140,240
Trade accounts payable and others	138,654	(26,249)	112,405	-	112,405
Finance leases	21,197	(21,197)	-	-	-
Related-party transactions	2,405	-	2,405	-	2,405
Other liabilities	314,825	-	314,825	-	314,825
Shareholders’ Equity	880,533	-	880,533	-	880,533

Total	1,357,614	-	1,357,614	92,794	1,450,408

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

The Interpretation specifically addresses the following:

●	Whether an entity considers uncertain tax treatments separately
●	The assumptions an entity makes about the examination of tax treatments by taxation authorities
●	How an entity determines taxable profit ( loss), tax bases, unused tax losses, unused tax credits and tax rates
●	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 01, 2019, but certain transition reliefs are available. The Company adopted the standard as of July 1, 2019 and concluded that there are no significant effects on its consolidated financial statements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

New or revised pronouncements applied for the first time in the year ended June 30, 2019

In fiscal year starting July 1, 2018, the Company adopted IFRS 9, Financial Instruments and IFRS 15, Revenues from Contracts with Customers. The adoption of these new standards did not have any impact in the Company’s statement of income, except for the amended and additional disclosures required by these standards.

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

Starting July 1, 2018, the Company applied IFRS 9 – Financial Instruments as the basis for recognition, classification and measurement of financial instruments.

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

During the year, the Company carried out a detailed evaluation of the impact of IFRS 9 aspects. The conclusion of the evaluation is that there is no relevant impact on the adoption of IFRS 9 on impairment of financial assets due to the fact that the Company already analyses each client individualy for expected losses and the level of losses incurred in receivables is not relevant.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

In preparing to adopt IFRS 15, the Company considered the following:

(a) Sales of agricultural products (grains, cotton and sugarcane) and beef cattle

For contracts with customers in which the sale of agricultural prodcuts and beef cattle is generally expected to be the only performance obligation, adoption of IFRS 15 did not present any impact on the Company’s revenue and statement of income.

The Company expects the revenue recognition to occur at a point in time when control of the agricultural products and beef cattle is transferred to the customer, generally on delivery.

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

June 30, 2020

(In thousands of reais, except as stated otherwise)

Standards issued but not yet in force

a. Amendments to IFRS 3: Defining businesses

In October 2018, the IASB issued amendments to IFRS 3 regarding the definition of a business to help entities to determine if a set of activities and assets acquired is a business or not. They clarify the minimum requirements for a company, eliminate the assessment of if market participants are capable of replacing missing elements, include guidelines to help entities to evaluate if an acquired process is substantive, determine better the definitions of business and outputs and introduce a test of concentration of optional fair value. New illustrative cases were provided with the amendments.

Since the amendments apply prospectively to transactions or other events occurring on the date or after the first-time adoption, the Company will not be affected by these amendments on the transition date.

b. Amendments to IAS 1 and IAS 8: Definition of material omission

In October 2018, IASB issued amendments to IAS 1 and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of omission in all standards, with the information material if omitting, misstating or obscuring if it could reasonably influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity

Such amendments are not expected to have a significant impact on Company’s individual and consolidated financial statements.

There are no other standards and interpretations issued and not yet adopted that may, in the opinion of the Management, significantly impact profit or loss or shareholders’ equity disclosed by the Company.

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

Based on the assumptions, the Company concerning its future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material misstatement to the carrying amounts of assets and liabilities within the next year are as follows:

a) Contingencies

The Company is party to different legal and administrative proceedings, as described in Note 27. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss is responsibility of the Company and includes the opinion of outside legal advisors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

b) Biological assets

The fair value of biological assets recorded in the balance sheet (Note 9) was determined using valuation techniques, including the discounted cash flow method. The inputs for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost.

Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

An increase or decrease by 1% in the expected productivity of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$1,544 and an increase or decrease by 1% in the price of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$2,203.

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

Methodology used

At June 30, 2020, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

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

iii) The value of land for agriculture in the surveyed region, is referenced to the price of soybean bag. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare. Accordingly, the amount in Reais (R$) of the property varies directly due to the variation in the soybean price; and

iv) The soybean price considered at June 30, 2020, was R$85.86 (West Region – Bahia), R$86.76 (Balsas Region – Maranhão), R$84.05 (Alto Taquari Region – Mato Grosso) and R$84.05 (Mineiros Region – Goiás). This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the price of soybean bag.

There were no changes in the valuation methodology used to estimate the fair value of the investment properties.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

d) Deferred income tax

The Company recognizes deferred income tax assets and liabilities, as described in Note 17, on tax loss carryforwards and temporary differences between the carrying amount and the tax basis of assets and liabilities using statutory rates. The Company regularly assesses if the deferred income tax assets recognized are recoverable, considering the taxable profit generated in the past as well as the expected future taxable profit, in accordance with a technical feasibility study performed by the Company.

e) Leases

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. Management considers as the lease component only the minimum fixed lease payments for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the incremental borrowing rate.

f) Non-financial obligations

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate which ranges between 4.82% and 6.91%.

For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16, and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are stipulated in tons of sugarcane and translated into local currency based on the Consecana price in effect at the time.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

4.4. Objectives and strategies of risk management and of use of derivative financial instruments

The Executive Board is responsible for managing financial risks, and evaluates the Company’s exposure to foreign currency risk, interest rate and index risk and agricultural commodities price risk with respect to assets, liabilities and transactions of the Company. Considering the exposure to such risks, Company management evaluates the convenience, cost and availability in the market of derivative financial instruments which allow the Company to mitigate such risks. After such assessment, the Executive Board decides whether to enter into the transaction within the parameters previously approved in the Policies referred to above, and reports it in the Board of Directors’ meetings.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

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

The main restrictions by the Company’s policy are as follows:

•	establishment of policies defined by the Board of Directors;
•	prohibition to enter into derivative financial instruments that have not been approved by the Executive Officers;
•	maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments contracts;
•	daily risk report with the consolidated position provided to a company comprising the Executive Officers and designated members of the Board of Directors;
•	monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and
•	the fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

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

This analysis contemplates five distinct scenarios that differ due to the intensity of variation in relation to the current market. At June 30, 2020, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The preparation of the probable scenario took into consideration the market prices of each one of the reference assets of derivative financial instruments held by the Company at year end. Since all these assets are traded in competitive and open markets, the current market price is a meaninful reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value and the Probable Scenario, it resulted in no mathematical difference.

The assumptions and scenarios are as follows:

	2020
		Devaluation in reais R$		Appreciation in Reais R$
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV+ 50%

Soybean - R$ / bag – July 3, 2020 (CBOT)	106.76	80.07	53.38	133.45	160.14
Soybean - R$ / bag – November 13, 2020 (CBOT)	106.51	79.88	53.26	133.14	159.77
Soybean - R$ / bag – December 28, 2020 (CBOT)	106.67	80.00	53.34	133.34	160.01
Soybean - R$ / bag – February 19, 2021 (CBOT)	106.09	79.57	53.05	132.61	159.14
Soybean - R$ / bag – June 25, 2021 (CBOT)	106.67	80.00	53.34	133.34	160.01
Corn - R$ / bag – July 15, 2020 (CBOT)	48.10	36.08	24.05	60.13	72.15
Corn - R$ / bag – July 16, 2020 (CBOT)	46.26	34.70	23.13	57.83	69.39
Corn - R$ / bag – September 15, 2020 (CBOT)	46.26	34.70	23.13	57.83	69.39
Corn - R$ / bag – September 16, 2020 (CBOT)	46.26	34.70	23.13	57.83	69.39
Corn - R$ / bag – August 27, 2021 (CBOT)	47.44	35.58	23.72	59.30	71.16
Fed Cattle - R$ / arroba – October 30, 2020 (BM&F)	215.85	161.89	107.93	269.81	323.78
Cotton - R$ / arroba – November 13, 2020(CBOT)	110.25	82.69	55.13	137.81	165.38
Cotton - R$ / arroba – December 8, 2020(CBOT)	110.25	82.69	55.13	137.81	165.38
Cotton - R$ / arroba – November 12, 2021(CBOT)	109.16	81.87	54.58	136.45	163.74
USD – August 31, 2020	5.45	4.09	2.73	6.81	8.18
USD – November 30, 2020	5.46	4.10	2.73	6.83	8.19
USD – June 28, 2021	5.50	4.13	2.75	6.88	8.25
USD – June 29, 2021	5.50	4.13	2.75	6.88	8.25
USD – June 30, 2021	5.50	4.13	2.75	6.88	8.25
USD – July 15, 2021	5.51	4.13	2.76	6.89	8.27
USD – November 16, 2021	5.56	4.17	2.78	6.95	8.34
USD – November 17, 2021	5.56	4.17	2.78	6.95	8.34
Interest (rate%) – August 15, 2023	4.67%	3.50%	2.34%	5.84%	7.01%

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators remain unchanged. Estimated amounts below can significantly differ from amount eventually settled.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

					Scenario I –		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) annual average rates		At June 30, 2020			Probable		Decrease	-25%	Decrease	-50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate(*)	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate
Short-term investments	CDI	141,095	-	2.15%	(310)	2.37%	(832)	1.78%	(1,679)	1.19%	832	2.96%	1,679	3.56%
Marketable securities	CDI	5,044	-	2.15%	(11)	2.37%	(30)	1.78%	(60)	1.19%	30	2.96%	60	3.56%
Cash - USD	USD	27,688	5,056	5.48	(126)	5.50	(6,954)	4.13	(13,907)	2.75	6,954	6.88	13,907	8.25
Total cash, cash equivalents		173,827	5,056		(447)		(7,816)		(15,646)		7,816		15,646

Financing in Paraguay - Palmeiras	USD	(8,590)	(1,569)	5.48	(216)	5.50	11,814	4.13	23,628	2.75	(11,814)	6.88	(23,628)	8.25
Debentures	CDI	(148,432)	-	2.15%	(327)	2.37%	876	1.78%	1,766	1.19%	(876)	2.96%	(1,766)	3.56%
Financing for agricultural costs	CDI	(40,568)	-	2.15%	(89)	2.37%	243	1.78%	483	1.19%	(243)	2.96%	(483)	3.56%
Financing for working capital	CDI	(77,516)	-	4.94%	-	4.94%	961	3.71%	1,915	2.47%	(961)	6.18%	(1,915)	7.41%
Total financing (b)		(275,106)	(1,569)		(632)		13,894		27,792		(13,894)		(27,792)

Araucária III	Soybean bags	3,336	39,254	88.20	-	88.20	(834)	66.15	(1,668)	44.10	834	110.25	1,668	132.30
Araucária IV	Soybean bags	7,258	84,929	88.02	-	88.02	(1,815)	66.01	(3,629)	44.01	1,815	110.02	3,629	132.02
Araucária V	Soybean bags	37,504	450,000	92.50	-	92.50	(9,376)	69.38	(18,752)	46.25	9,376	115.63	18,752	138.75
Jatobá I	Soybean bags	2,569	30,000	87.40	-	87.40	(642)	65.55	(1,285)	43.70	642	109.25	1,285	131.10
Jatobá II	Soybean bags	129,741	1,571,397	97.76	-	97.76	(32,435)	73.32	(64,871)	48.88	32,435	122.20	64,871	146.64
Jatobá III	Soybean bags	47,384	563,844	97.81	-	97.81	(11,846)	73.36	(23,692)	48.91	11,846	122.27	23,692	146.72
Jatobá IV	Soybean bags	15,481	184,000	93.10	-	93.10	(3,870)	69.83	(7,741)	46.55	3,870	116.38	7,741	139.66
Jatobá V	Soybean bags	33,029	397,368	95.73	-	95.73	(8,257)	71.80	(16,515)	47.86	8,257	119.66	16,515	143.59
Alto Taquari I	Soybean bags	3,545	45,312	86.24	-	86.24	(886)	64.68	(1,773)	43.12	886	107.80	1,773	129.36
Alto Taquari II	Soybean bags	3,554	42,900	88.55	-	88.55	(889)	66.41	(1,777)	44.27	889	110.68	1,777	132.82
Alto Taquari III	Soybean bags	7,946	93,478	88.55	-	88.55	(1,987)	66.41	(3,973)	44.27	1,987	110.68	3,973	132.82
Total receivables from farms		291,347	3,502,482		-		(72,837)		(145,676)		72,837		145,676

Operations with derivatives, net	Grains	(3,785)	(1,815,489)	(a)	(3,984)	(a)	29,285	(a)	62,554	(a)	(37,252)	(a)	(70,521)	(a)
Operations with derivatives, net	USD	(12,007)	(38,020)	(a)	(12,007)	(a)	39,271	(a)	90,548	(a)	(63,285)	(a)	(114,563)	(a)
Operations with derivatives, net	Cattle	-	(54,450)	(a)	-	(a)	3,711	(a)	8,065	(a)	(4,999)	(a)	(9,354)	(a)
Operations with derivatives, net	Cotton	651	(1,518)	(a)	647	(a)	3,985	(a)	7,322	(a)	(2,690)	(a)	(6,027)	(a)
Operations with derivatives, net	Ethanol	-	(750)	(a)	-	(a)	336	(a)	672	(a)	(336)	(a)	(672)	(a)
Operations with derivatives, net	Swap	1,257	11,847	(a)	1,554	(a)	1,733	(a)	1,919	(a)	1,378	(a)	1,207	(a)
Margin - LFT Socopa	SELIC	3,015	-	2.15%	(7)	2.37%	(18)	1.78%	(36)	1.19%	18	2.96%	36	3.56%
Total derivatives (a)		(10,869)			(13,797)		78,303		171,044		(107,166)		(199,894)

Cresca, net	USD	(1,724)	(315)	5.48	(9)	5.50	433	4.13	866	2.75	(433)	6.88	(866)	8.25
Helmir, net	USD	314	57	5.48	-	5.50	(78)	4.13	(157)	2.75	78	6.88	157	8.25
Total related parties		(1,410)	(258)		(9)		355		709		(355)		(709)

Serra Grande Farm	Soybean bags	(14,263)	162,000	91.29	-	91.29	3,566	68.47	7,132	45.64	(3,566)	114.11	(7,132)	136.93
Total Acquisitions payable		(14,263)	162,000		-		3,566		7,132		(3,566)		(7,132)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

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

The table below shows the Company’s financial liabilities by maturity. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, which are recorded at fair value/. With respect to payables for the purchase of farms all amounts due at June 30, 2020 and 2019 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

	Note	Less than one year	From one to two years	From three to five years	Above five years	Total
At June 30, 2020
Trade payable	15.1	55,603	-	-	-	55,603
Derivative financial instruments	6	18,333	1,462	-	-	19,795
Loans, financing and debentures	16	217,274	198,793	82,037	16,009	514,113
Leases payable	14	25,849	26,200	45,330	54,984	152,363
Transactions with related parties	29	2,849	-	-	-	2,849
Other liabilities	18	5,017	29,777	4,597	-	39,391

At June 30, 2019
Trade payable	15.1	37,710	-	-	-	37,710
Derivative financial instruments	6	11,055	-	-	-	11,055
Loans, financing and debentures	16	76,608	78,326	124,191	6,728	285,853
Leases payable	14	26,503	-	-	20,943	47,446
Transactions with related parties	29	2,405	-	-	-	2,405

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

Consistent with others in the industry, the Company monitors capital based on the leverage ratio. This ratio is calculated as net debt divided by total equity. Net debt is calculated as total loans, financing and debentures (including “current and noncurrent loans and financing” as shown in the Consolidated statement of financial position), acquisitions payable and derivatives less cash and cash equivalents and marketable securities..

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The following table demonstrates the financial leverage index.

	2020	2019
Loans, financing and debentures (Note 16)	514,113	285,853
Total acquisitions payable (Note 18)	39,391	-
Total derivative financial instruments (Note 6)	10,869	4,136
	564,373	289,989
Less: cash and cash equivalents (Note 5.1)	(171,045)	(106,627)
Less: marketable securities (Notes 5.2)	(5,044)	(13,152)
	(176,089)	(119,779)
Net debt	388,284	170,210
Total equity	1,121,569	880,533
Financial leverage ratio	34.62%	19.33%

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	June 30, 2020
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivable, net	7.1	72,014	72,014	-	72,014	-
Transactions with related parties	29	701	701	-	701	-
Non-current
Transactions with related parties	29	1,511	1,511	-	1,511	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	5.1	141,095	141,095	141,095	-	-
Marketable securities	5.2	-	-	-	-	-
Receivables from sales of farms, net (c)	7.1	73,678	73,678	-	-	73,678
Derivative financial instruments (b)	6	7,180	7,180	6,121	1,059	-
Noncurrent
Marketable securities	5.2	5,044	5,044	5,044	-	-
Receivables from sales of farms, net (c)	7.1	240,074	240,074	-	-	240,074
Derivative financial instruments (b)	6	1,746	1,746	305	1,441	-

Non-financial assets measured at fair value
Current
Biological assets	9	115,553	115,553	-	9,037	106,516
Noncurrent
Biological assets	9	25,444	25,444	-	25,444	-

Non-financial assets measured at cost
Noncurrent
Investment properties	10	814,398	1,872,701	-	-	1,872,701

Financial liabilities measured at amortized cost
Current
Trade payables	15.1	55,603	55,603	-	55,603	-
Loans, financing and debentures (a)	16	217,274	217,274	-	217,274	-
Transactions with related parties	29	2,849	2,849	-	2,849	-
Noncurrent
Loans, financing and debentures (a)	16	296,839	296,839	-	296,839	-

Financial liabilities measured at fair value through profit and loss
Current
Leases payable	14	25,849	25,849	-	25,849	-
Derivative financial instruments (b)	6	18,333	18,333	5,900	12,433	-
Accounts payable for acquisition of Serra Grande Farm	18	5,017	5,017	-	-	5,017
Noncurrent
Leases payable	14	126,514	126,514	-	126,514	-
Derivative financial instruments (b)	6	1,462	1,462	645	817	-
Restricted shares	18	13,490	13,490	13,490	-	-
Agrifirma warrants	18	10,860	10,860	-	10,860	-
Agrifirma warrant dividends	18	778	778	-	-	778
Accounts payable for acquisition of Serra Grande Farm	18	9,246	9,246	-	-	9,246

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

	June 30, 2019
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivable, net	7.1	71,295	71,295	-	71,295	-
Transactions with related parties	29	1,987	1,987	-	1,987	-
Financial assets measured at fair value through profit and loss
Current
Cash equivalents	5.1	81,013	81,013	81,013	-	-
Marketable securities	5.2	4,038	4,038	4,038	-	-
Receivables from sales of farms, net (c)	7.1	41,351	41,351	-	-	41,351
Derivative financial instruments (b)	6	5,906	5,906	3,084	2,822	-
Noncurrent
Marketable securities	5.2	9,114	9,114	9,114	-	-
Receivables from sales of farms, net (c)	7.1	180,597	180,597	-	-	180,597
Derivative financial instruments (b)	6	1,013	1,013	27	986	-

Non-financial assets measured at fair value
Current
Biological assets	9	99,881	99,881	-	13,887	85,994
Noncurrent
Biological assets	9	23,235	23,235	-	23,235	-

Non-financial assets measured at cost
Noncurrent
Investment properties	10	526,956	1,471,248	-	-	1,471,248

Financial liabilities measured at amortized cost
Current
Trade payables	15.1	37,710	37,710	-	37,710	-
Loans, financing and debentures (a)	16	76,608	76,608	-	76,608	-
Transactions with related parties	29	2,405	2,405	-	2,405	-
Noncurrent
Loans, financing and debentures (a)	16	209,245	209,245	-	209,245	-

Financial liabilities measured at fair value through profit and loss
Current
Leases payable	14	26,503	26,503	-	26,503	-
Derivative financial instruments (b)	6	11,055	11,055	9,127	1,928	-
Noncurrent
Leases payable	14	20,943	20,943	-	20,943	-

(a)	The book value of loans, financing and debentures presented in the financial statements approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;
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

June 30, 2020

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2020, are as follows. There were no reclassifications from levels 1 to 2 or from levels 2 to 3:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Receivables from sales of farms	Discounted cash flow	Premium (or Basis)	(0.18) - 0.02 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$7,061. An increase or decrease of 2,4% in the receivables from the farm.
Payables due to acquisition of Serra Grande Farm	Discounted cash flow	Premium (or Basis)	(0.38) -0.02 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$380.185. An increase or decrease of 2.7% in payables for the farm.

5.	Cash and cash equivalents and marketable securities

5.1. Cash and cash equivalents

	CDI*	2020	2019
Cash and banks	-	29,950	25,614
Repurchase agreements (a)	62%	15,446	12,632
Bank deposit certificates	99.3% to 101%	125,649	46,262
Brazilian treasury bonds	101 to 102%	-	22,119
		171,045	106,627

*	Interbank Deposit Certificates

(a)	The Company uses this type of investment for funds that will be redeemed in less than 30 days, according to the projected cash flow and also in case of need to invest funds that were received after banking hours.

The Company has R$27,688 (R$21,390 as of June 30, 2019), of bank balances denominated in foreign currencies which do not bear any interest.

5.2. Marketable securities

	CDI*	2020	2019
Bank deposit certificates (a)	98%	-	3,983
Treasury financial bills (c)		-	55
Total current		-	4,038

Banco do Nordeste (BNB) (a) / (b)	99%	5,044	9,114
Total noncurrent		5,044	9,114

Marketable securities		5,044	13,152

(a) Indexed to rates from 98% to 99% of the CDI – Interbank Deposit Certificate.

(b) The securities in BNB consist of CDBs provided as collateral for financing from the Bank and must be held up to the end of the contract.

(c) Treasury bonds indexed to the Selic rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

6. Derivative financial instruments

							2020
							Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Total Net balance	Notional (’000)	Short (long) position	Unit
Currency US$	August-20	NDF	Rabobank	141	-	141	(4,600)	-	US$
Currency US$	November-20	NDF	Rabobank	-	(221)	(221)	(1,500)	-	US$
Currency US$	November -20	NDF	Itaú BBA	-	(8,958)	(8,958)	(14,000)	-	US$
Currency US$	June-21	NDF	Rabobank	-	(1,426)	(1,426)	(4,930)	-	US$
Currency US$	June -21	NDF	Banco do Brasil	-	(1,828)	(1,828)	(6,500)	-	US$
Currency US$	June -21	NDF	OLAM	733	-	733	(1,500)	-	US$
Currency US$	June -21	NDF	Banco do Brasil	185	-	185	(1,300)	-	US$
Currency US$	July-21	NDF	Banco do Brasil	106	(311)	(205)	(1,450)	-	US$
Currency US$	July -21	NDF	Rabobank	-	(367)	(367)	(1,440)	-	US$
Currency US$	November -21	NDF	Rabobank	-	(139)	(139)	(520)	-	US$
Currency US$	November -21	NDF	Macquarie	78	-	78	(280)	-	US$

		Current		1,059	(12,433)	(11,374)	(34,330)	-	US$
		Non-current		184	(817)	(633)	(3,690)	-	US$
		Total currency risk		1,243	(13,250)	(12,007)	(38,020)	-	US$

Soybean CBOT	July -20	Soybean options	Trading Companies/Banks/CBOT	-	(1)	(1)	-	(83,344)	bags
Soybean CBOT	February-21	Soybean options	Trading Companies/ Banks /CBOT	252	(774)	(522)	-	(199,571)	bags
Soybean CBOT	June-21	Soybean options	Trading Companies/ Banks /CBOT	1,718	(1,916)	(198)	-	(301,625)	bags
Soybean CBOT	November-20	Soybean futures	Trading Companies/ Banks /CBOT	-	(16)	(16)	-	(77,107)	bags
Soybean CBOT	December-20	Accrual	Trading Companies/ Banks /CBOT	47	(40)	7	-	(83,911)	bags
Corn BM&F	July -20	Corn options	Itaú BBA	-	(55)	(55)	-	(16,650)	bags
Corn BM&F	September-20	Corn futures	Macquarie	-	(529)	(529)	-	(83,250)	bags
Corn BM&F	September -20	Corn options	BM&F	-	(1,431)	(1,431)	-	(253,350)	bags
Corn BM&F	September -20	Corn options	Itaú BBA	-	(682)	(682)	-	(166,500)	bags
Corn CBOT	August-21	Corn options	FC Stone	178	(130)	48	-	(84,670)	bags
Corn CBOT	September -20	Corn futures	Trading Companies/ Banks /CBOT	51	(200)	(149)	-	(211,500)	bags
Corn CBOT	August-21	Corn futures	Trading Companies/ Banks /CBOT	-	(257)	(257)	-	(254,011)	bags
Fed Cattle BM&F	October-20	Fed cattle futures	BM&F	-	-	-	-	(54,450)	arroba
Cotton	November -20	Cotton options	Trading Companies/ Banks /CBOT	-	(256)	(256)	-	(625)	ton.
Cotton	November -21	Cotton options	Trading Companies/ Banks /CBOT	127	(258)	(131)	-	-	ton.
Cotton	December-20	Cotton futures	Trading Companies/ Banks /CBOT	1,038	-	1,038	-	(893)	ton.
Ethanol BM&F	August-20	Ethanol futures	BM&F	-	-	-	-	(150)	m³
Ethanol BM&F	September -20	Ethanol futures	BM&F	-	-	-	-	(450)	m³
Ethanol BM&F	October-20	Ethanol futures	BM&F	-	-	-	-	(150)	m³

		Current (bags)		2,068	(5,644)	(3,576)	-	(1,476,808)	bags
		Current (arrobas)		-	-	-	-	(54,450)	arrobas
		Current (tons)		1,038	(256)	782	-	(1,518)	tons
		Current (cubic meters)		-	-	-	-	(750)	cubic meters
		Non-current (bags)		178	(387)	(209)	-	(338,681)	bags
		Non-current (tons)		127	(258)	(131)	-	-	tons

		Total risk with commodities		3,411	(6,545)	(3,134)	-	(1,872,207)

Interest R$	August-23	SWAP Pre-DI	Bradesco	1,257	-	1,257	11,847	-	BRL

		Non-current		1,257	-	1,257	11,847	-	BRL
		Total risk with interest		1,257	-	1,257	11,847	-	BRL

		Total risks		5,911	(19,795)	(13,884)	(26,173)	(1,872,207)

		Margin deposit		3,015	-	3,015

			Current	7,180	(18,333)
			Non-current	1,746	(1,462)
			Result on June 30, 2020 (Note 25)	206,199	(254,367)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

7. Accounts receivable and others

	Note	2020	2019
Trade accounts receivable	7.1	145,692	112,646
Recoverable taxes	7.2	9,305	5,950
Advances to suppliers		20,609	5,790
Other receivables		7,744	934
Total current		183,350	125,320

Trade accounts receivable	7.1	240,407	180,597
Recoverable taxes	7.2	20,274	21,269
Judicial deposits	27	1,706	1,667
Total noncurrent		262,387	203,533

7.1	Trade accounts receivable

	2020	2019
Sale of sugarcane	30,031	27,623
Sale of grains	36,777	36,546
Sale of beef cattle	636	1,210
Leases of land	4,868	6,954
Sale of machinery	918	121
Sale of farms	73,678	41,351
	146,908	113,805

Allowance for expected credit losses	(1,216)	(1,159)

Total current	145,692	112,646

Sale of machinery	333	-
Sale of farms	240,074	180,597

Total noncurrent	240,407	180,597

a)	Changes in the allowance for expected credit losses:

At June 30, 2018	866
Accrual of provision	397
Write-off or reversal	(104)
At June 30, 2019	1,159
Set-up of provision	213
Accrual of provision	3,782
Write-off or reversal	(3,938)
At June 30, 2020	1,216

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

b)	Breakdown of receivable by maturity

	2020	2019
Falling due:
Up to 30 days	57,188	49,885
31 to 90 days	44,424	24,456
91 to 180 days	8,748	12,000
181 to 360 days	34,954	20,555
Over 360 days	240,407	180,597

Past due:
Up to 30 days	378	5,642
31 to 90 days	-	108
181 to 360 days	-	308
Over 360 days	1,216	851
	387,315	294,402

c)	Sale of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Brenco Companhia Brasileira de Energia Renovável and the second agreement is included in the partnership IV Agreement, as mentioned in the explanatory note on Commitments, whose credit risks are assessed in accordance with the internal policy as presented in Note 4.8b.

No expected credit allowance was noted at June 30, 2020, and there is no record of default until the date of disclosure of these Financial Statements.

d)	Sale of grains

For the year ended June 30, 2020 and 2019, corn and soybean were sold mainly to the clients Cargill, Bunge Alimentos, Glencore and Gavilon, respectively.

e)	Receivables from sales of farms

Total amounts sold, collected and receivables from sale of farms are as follows:

	Araucária III	Araucária IV	Araucária V	Jatobá I	Jatobá II	Jatobá III	Jatobá IV	Jatobá V	Alto Taquari I	Alto Taquari II	Alto Taquari III	Bananal IX	Total
At June 30, 2018	8,527	9,017	50,594	8,657	-	-	-	-	-	-	-	-	76,795
Sales	-	-	-	-	123,335	47,016	-	-	6,871	-	-	-	177,222
Receipts	(2,980)	(1,525)	(10,115)	(2,513)	(21,000)	(5,000)	-	-	(2,927)	-	-	-	(46,060)
Fair value adjustment	(325)	(254)	(2,396)	38	16,488	115	-	-	325	-	-	-	13,991
At June 30, 2019	5,222	7,238	38,083	6,182	118,823	42,131	-	-	4,269	-	-	-	221,948
Sales (a)	-	-	-	-	-	-	18,974	37,919	-	3,576	11,037	-	71,506
Receipts	(4,547)	-	(8,980)	(4,680)	(18,359)	(5,008)	(6,731)	(5,000)	(1,659)	(2,046)	(1,761)	-	(58,771)
Acquisition of Agrifirma	-	-	-	-	-	-	-	-	-	-	-	21,272	21,272
Fair value adjustment	2,661	20	8,401	1,067	29,277	10,261	3,238	110	935	2,024	(1,330)	1,133	57,797
At June 30, 2020	3,336	7,258	37,504	2,569	129,741	47,384	15,481	33,029	3,545	3,554	7,946	22,405	313,752

Current	3,131	4,728	10,596	2,569	22,690	8,140	3,325	8,541	930	1,200	614	7,214	73,678
Noncurrent	205	2,530	26,908	-	107,051	39,244	12,156	24,488	2,615	2,354	7,332	15,191	240,074

(a)	Information on sales and the amounts received in the fiscal year ended June 30, 2020 is presented in Notes 1.2 and 21.b.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Variable consideration

In the case of sales for which official measurement during or upon termination of the agreement is mandatory, the Company adopts the variable consideration concept set forth in IFRS 15 – Revenue and does not recognize 2.3% of the sale until the measurement is made. This percentage, whose calculation is based on the highest historical deviation plus a safety margin, represents the risk of proportional reversion upon sale recognition if there is any difference between the area negotiated and the area delivered. The Company has never delivered a narrower area than the negotiated area and recognizes the 2.3% of revenue from sale after the official measurement.

The following table provides a breakdown of credits with the variable consideration element:

	Jatobá II	Jatobá III	Jatobá IV	Jatobá V	Alto Taquari I	2020
June 30, 2020	129,741	47,384	15,481	33,029	3,545	229,180
Variable consideration (2.3%)	3,054	1,115	364	778	83	5,394
	132,795	48,499	15,845	33,807	3,628	234,574

7.2	Recoverable taxes

	2020	2019
Withholding income tax (IRRF) on financial investments to be offset	3,508	3,276
Income tax losses and social contribution carryforwards	3,155	-
Other recoverable taxes and contributions	977	601
Tax on value added - IVA – (Paraguay)	1,665	2,073
Total current	9,305	5,950

ICMS recoverable	9,786	9,792
ICMS recoverable on property, plant and equipment	83	194
Non-cumulative PIS and COFINS to be offset	1,486	4,804
IRRF on financial investments to be offset	454	2,409
Tax on value added - IVA – (Paraguay)	8,465	4,070
Total noncurrent	20,274	21,269

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

8.	Inventories

	2020	2019
Soybean	68,975	54,581
Corn	37,223	11,116
Bean	3,279	-
Cotton	3,500	4,349
Other harvests	340	255
Agricultural products	113,317	70,301

Raw materials	25,461	26,767
	138,778	97,068

8.1	Adjustment to recoverable value of inventories of agricultural products

At June 30, 2018	(4)
Adjustment to recoverable value of agricultural products, net	(2,040)
Realization as cost of sales	1,773
At June 30, 2019	(271)
Adjustment to recoverable value of agricultural products, net	(4,153)
Realization as cost of sales	1,763
At June 30, 2020	(2,661)

9.	Biological assets

	2020	2019
Food cattle	9,037	13,887
Production cattle	25,444	23,235
Grain plantation	20,749	12,860
Cotton plantation	13,724	8,606
Sugarcane plantation	72,043	64,528
Total	140,997	123,116

Current	115,553	99,881
Noncurrent	25,444	23,235

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and manpowers used in the crops.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2020	2019
Grains	9,836	8,766
Cotton	1,404	976
Sugarcane (i)	26,959	27,843
	38,199	37,585

(i)	For sugarcane the area considered above refers to the total to be harvested in all the future cuts, considered in the cash flow for calculation of fair value of biological assets. This area includes the hectares leased from Brenco and Partnership IV, according to contracts executed on May 8, 2015 and February 7, 2017, respectively.

Changes in agricultural activity

	Grains	Cotton	Sugarcane
At June 30, 2018	2,203	-	59,790

Expenditures with plantation	173,367	13,323	-
Expenditures with tilling	-	-	123,230
Fair value variation	18,062	2,619	34,511
Harvest of agricultural produce	(181,411)	(7,336)	(153,003)
Effect of conversion	639	-	-

At June 30, 2019	12,860	8,606	64,528

Expenditures with plantation	208,934	13,702	-
Biological assets due to the acquisition of Agrifirma (Note 1.1)	4,883	-	-
Expenditures with tilling	-	-	144,177
Fair value variation	84,435	1,373	75,861
Harvest of agricultural produce	(291,798)	(9,957)	(212,523)
Effect of conversion	1,435	-	-

At June 30, 2020	20,749	13,724	72,043

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle for production
At June 30, 2018	20,993	34,053

Acquisition/birth costs	8,981	7,917
Handling costs	-	11,955
Sales	(8,750)	(17,668)
Deaths	(357)	(581)
Consumption	(2)	(5)
Effect of conversion	-	(75)
Change in fair value	-	1,526
At June 30, 2019	20,865	37,122

Acquisition/birth costs	9,767	9,964
Handling costs	-	18,158
Sales	(15,159)	(33,230)
Deaths	(409)	(685)
Effect of conversion	-	4,450
Change in fair value	-	(1,298)
At June 30, 2020	15,064	34,481

Quantitative data about cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle
At June 30, 2019	4,896	15,969
At June 30, 2020	2,624	12,440

Fair value hierarchy at June 30, 2020

	Amount	Fair value
Sugarcane	72,043	Level 3
Cattle	34,481	Level 2
Grains	20,749	Level 3
Cotton	13,724	Level 3

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2020, are as follows. There were no reclassifications among the levels during the year.

Description	Evaluation method	Significant non-observable inputs	Variation of non- observable inputs	Increase in inputs	Sensitivity of inputs to fair value Decrease in inputs
Sugarcane	Discounted cash flow	- Yield	Yield: 45,0 to 118,5 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	Total recoverable sugar: (TRS) 137 to 143 per ton of cane	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.
Corn	Discounted cash flow	- Yield	Yield: 60 to 115 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
Cotton	Discounted cash flow	- Yield	Yield: 4,2 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Changes in fair value in the statement of income

	2020	2019	2018
Grains	84,435	18,062	54,892
Cotton	1,373	2,619	-
Sugarcane	75,861	34,511	43,952
Cattle	(1,298)	1,526	239
	160,371	56,718	99,083

10.	Investment properties

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2019
Opening balance	425,079	32,252	49,474	506,805	50,347	557,152
Acquisitions	718	92	408	1,218	26,993	28,211
Disposals	(14,416)	(2,098)	(10,662)	(27,176)	(765)	(27,941)
Transfers	-	10,641	45,726	56,367	(56,297)	70
(-) Depreciation / amortization	-	(1,268)	(6,373)	(7,641)	-	(7,641)
Effect of conversion	(820)	39	259	(522)	(612)	(1,134)
Net book balance	410,561	39,658	78,832	529,051	19,666	548,717

At June 30, 2019
Total cost	410,561	48,599	181,128	640,288	19,666	659,954
Accumulated depreciation	-	(8,941)	(102,296)	(111,237)	-	(111,237)
Net book balance	410,561	39,658	78,832	529,051	19,666	548,717

Annual depreciation rates (weighted average) - %		4-20	10-20

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2020
Opening balance	410,561	39,658	78,832	529,051	19,666	548,717
Acquisitions	24,861	197	445	25,503	16,029	41,532
Acquisitions – business combinations	197,710	7,906	-	205,616	-	205,616
Disposals	(4,199)	(301)	(1,559)	(6,059)	-	(6,059)
Transfers	-	6,469	12,528	18,997	(18,997)	-
(-) Depreciation / amortization	-	(1,830)	(8,257)	(10,087)	-	(10,087)
Effect of conversion	57,118	4,896	22,544	84,558	(6,016)	78,542

Net book balance	686,051	56,995	104,533	847,579	10,682	858,261

At June 30, 2020
Total cost	686,051	69,276	177,255	932,582	10,682	943,264
Accumulated depreciation	-	(12,281)	(72,722)	(85,003)	-	(85,003)
Net book balance	686,051	56,995	104,533	847,579	10,682	858,261

Annual depreciation rates (weighted average) - %		4-20	05-20

Four farms owned by the Company are held as guarantee for loans and financing according to Note 15, representing 30% of total investment properties.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair value*		Cost value**
Farm	State	2020	2019	Real estate	Acquisition	2020	2019	2020	2019
Jatobá	Bahia	14,930	18,073	Jaborandi Ltda	Mar-07	242,504	231,646	28,352	33,930
Alto Taquari	Mato Grosso	5,103	5,291	Mogno Ltda	Aug-07	194,504	174,580	33,259	35,247
Araucária	Goiás	5,534	5,534	Araucária Ltda	Apr-07	190,276	163,008	45,488	44,672
Chaparral	Bahia	37,182	37,182	Cajueiro Ltda	Nov-07	417,660	373,014	89,558	87,909
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	35,313	35,822	23,454	23,466
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	68,160	65,172	27,067	27,385
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	247,572	211,988	110,443	110,157
Moroti	Boqueron Paraguay	59,585	59,490	Agropecuaria Moroti S/A	Feb-18	235,270	216,018	232,976	164,190
Arrojadinho Farm	Bahia	16,642	-	Agrifirma Agro Ltda.	Jan-20	88,482	-	84,825	-
Rio do Meio Farm	Bahia	12,288	-	Agrifirma Agro Ltda.	Jan-20	122,687	-	120,791	-
Serra Grande Farm	Piaui	4,489	-	Imobiliaria Cremaq	May-20	30,273	-	26,091	-
		215,330	185,147			1,872,701	1,471,248	822,304	526,956

(*)	The fair value of the investment property on June 30, 2020 was R$1,872,701 (R$1,471,248 June 30, 2019). The fair value was determined based on a comparative market approach and was prepared by the Company’s specialists. The comparable sales value of investment properties is adjusted considering the specific aspects of each property, where the price per hectare is the most relevant assumption. The fair value presented is considered as level 3 in the fair value hierarchy and there were no reclassifications among levels in the year.
(**)	At June 30, 2020 the cost value of R$822,304 (R$526,956 at June 30, 2019) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates investments made in certain partnerships (leased farms), which are not an integral part of the Company’s portfolio of owned farms.

11. Investments

a)	Changes in investments

	2019	Acquisition	Equity pickup	Effect from conversion	2020
Cresca	1,256	-	(150)	509	1,615
Agrofy	-	4,127	-	-	4,127
	1,256	4,127	(150)	509	5,742

	2018	Capital increase (reduction)	Equity pickup	Effect from conversion	2019
Cresca	86	49	1,102	19	1,256
	86	49	1,102	19	1,256

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

b)	Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2020 and 2019, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at the fair value adjustment on the acquisition date:

	2020	2019
Assets	3,489	2,876
Current	3,447	2,865
Cash and cash equivalents	175	349
Accounts receivable, inventories and other receivables	3,272	2,516
Noncurrent	42	11
Other noncurrent	42	11

Liabilities	260	365
Current	260	365
Trade payables, taxes and loans	260	365
Total net assets	3,229	2,511
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,615	1,256

	2020	2019
Revenue	-	3
Cost of products sold	-	(6)
Gross revenue (expenses)	-	(3)
Selling expenses	-	(43)
Administrative expenses	(28)	(235)
Other profit/expenses	-	(72)
Finance costs	(272)	(101)
Loss before tax	(300)	(454)
Income and social contribution taxes	-	2,658
Loss for the year	(300)	2,204
Company’s interest – 50%	(150)	1,102
Equity method	(150)	1,102

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

12. Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Construction in progress	Sugarcane	Total property, plant and equipment
At July 1, 2018
Opening balance	197	6,973	10,995	762	18,927	111	65,792	84,830
Acquisitions	2	7,835	1,850	453	10,140	289	32,609	43,038
Disposals	-	(94)	(322)	(17)	(433)	-	-	(433)
Transfers	-	330	-	-	330	(400)	-	(70)
Depreciation	(88)	(1,270)	(1,480)	(154)	(2,992)	-	(16,500)	(19,492)
Translation gains/losses	-	-	(21)	-	(21)	-	-	(21)
Accounting balance, net	111	13,774	11,022	1,044	25,951	-	81,901	107,852
At July 1, 2019
Total cost	933	19,162	26,732	2,057	48,884	-	130,516	179,400
Accumulated depreciation	(822)	(5,388)	(15,710)	(1,013)	(22,933)	-	(48,615)	(71,548)
Accounting balance, net	111	13,774	11,022	1,044	25,951	-	81,901	107,852
At June 30, 2020
Opening balance	111	13,774	11,022	1,044	25,951	-	81,901	107,852
Acquisitions	-	1,391	2,519	238	4,148	96	20,508	24,752
Acquisitions – business combination	-	-	14,279	1,356	15,635	-	-	15,635
Disposals	-	(115)	(4,968)	(10)	(5,093)	-	-	(5,093)
Transfers	108	92	-	-	200	(96)	(104)	-
Depreciation	(47)	(1,817)	(5,294)	(235)	(7,393)	-	(20,740)	(28,133)
Translation gains/losses	-	87	776	49	912	-	-	912
Accounting balance, net	172	13,412	18,334	2,442	34,360	-	81,565	115,925
At June 30, 2020
Total cost	1,041	19,540	46,668	4,065	71,314	-	152,403	223,717
Accumulated depreciation	(869)	(6,128)	(28,334)	(1,623)	(36,954)	-	(70,838)	(107,792)
Accounting balance, net	172	13,412	18,334	2,442	34,360	-	81,565	115,925
Annual depreciation rates (weighted average) - %	2-25	10	13-20	10			16-27

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

13. Right-of-use of assets

	Land – Farms	Buildings and improvements	Vehicles and Agricultural Machinery	Total Right-of-use of assets
At June 30, 2020
First-time adoption	87,209	538	5,047	92,794
New contracts	28,365	-	601	28,966
Adjustments	6,873	331	(2,511)	4,693
(-) Depreciation / Amortization	(23,335)	(580)	(1,723)	(25,638)
Excgange rate variation	251	3	24	278
Ending balance, net	99,363	292	1,438	101,093
At June 30, 2020
Total cost	122,698	872	3,161	126,731
Cumulative depreciation	(23,335)	(580)	(1,723)	(25,638)
Ending balance, net	99,363	292	1,438	101,093
Annual depreciation rates (weighted average) - %	10-25	50	50

14. Leases payable

	Nature	2020	2019
Current
Financial lease sugarcane fields	Parceria III	287	254
Operating leases		-	26,249
Operating leases - IFRS 16		25,562	-
		25,849	26,503
Non-current
Financial lease sugarcane fields	Parceria IV	34,011	20,943
Operating leases - IFRS 16	-	92,503	-
		126,514	20,943
		152,363	47,446

Changes in financial leases during the year ended June 30, 2020 and 2019 are as follows:

	2019 (a)	First-time adoption - IFRS 16	Exchange rate variation	Unwind of present value adjustment	Payments	New contracts	2020
Financial lease sugarcane fields - Parceria III	254	-	-	33	-	-	287
Financial lease sugarcane fields - Parceria IV	20,943	-	-	13,068	-	-	34,011
Operating leases	7,156	-	-	-	(13,006)	5,850	-
Operating leases - IFRS 16	19,093	92,794	307	13,912	(37,007)	28,966	118,065
	47,446	92,794	307	27,013	(50,013)	34,816	152,363

(a)	As reclassified according to note 2.1

As of June 30, 2020, the Company’s main contracts subject to IFRS 16 are related to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

Changes in lease liabilities occur upon effective payment of the lease as well as periodic restatement by variation in the soybean or sugarcane price and adjustment to present value. The impacts from adjustment to present value are recognized under financial income (loss), net in the income statement.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

As of June 30, 2020, the Company and its subsidiaries held the following lease agreements from third parties:

Lease liabilities

Description	Location	Currency	2020
Parceria II	Ribeiro Gonçalves - PI	R$	14,390
Parceria III	Alto Taquari - MT	R$	35,167
Parceria III – Sugarcane plantation lease	Alto Taquari	R$	287
Parceria IV - Sugarcane plantation lease	São Raimundo de Mangabeira	R$	34,011
Parceria V	São Félix do Xingu - MT	R$	36,492
Araucária	Mineiros - GO	R$	2,271
Parceria VII	Baixa Grande do Ribeiro - PI	R$	26,697
Headquarters	São Paulo - SP	R$	181
Vehicle lease	N.A.	R$	549
Services with identified assets	N.A.	R$	1,840
Lease of vehicles and office in Paraguay	Assunção - Paraguai	R$	478
		R$	152,363

The above lease liabilities, which are under IFRS 16, are discounted to present value using an incremental borrowing rate that ranges from 4.82% to 6.91%.

The lease agreements with third parties of the Company are indexed to the price of the soybean bag in the region where each unit is located, except for Parceria III and Headquarters, where the price is determined via Consecana and fixed payments, respectively. For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16, and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are determined in tons of sugarcane and translated into local currency based on the Consecana price in effect at the time.

With regard to the lease agreements of third parties:

(i)	they contain no contingent payment clause;
(ii)	the lease agreements of Parceria II, V and Araucária are, for the most part, indexed to the variation in the soybean bag price, and, in the case of Parceria II, there is a clause for adjustment of payment for yield bonus;
(iii)	there are no restrictions imposed, such as those related to dividends and interest on equity, additional debt or any other that requires additional disclosure.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The future minimum lease payments of the aforementioned leases are detailed below:

1 year	25,849
2 years	26,200
3 years	17,674
4 years	16,381
5 years	11,275
Above 5 years	54,984
152,363

15. Trade accounts payable and others

	Note	2020	2019
Trade accounts payable	15.1	55,603	37,710
Taxes payable		12,396	7,443
Dividends payable		28,394	42,060
Advances to customers		10,249	5,707
Other liabilities		4,528	34
Total current		111,170	92,954

Taxes payable		25,770	19,451
		2,232	-
Total noncurrent		28,002	19,451

15.1 Trade accounts payable

At June 30, 2020, the Company’s balance of trade accounts payable is as follows:

	2020	2019
Raw materials and services	55,603	37,710
	55,603	37,710

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

16. Loans, financing and debentures

		Annual interest rates and charges - %
	Index	2020	2019	2020	2019
Financing for agricultural costs
	Fixed rate + CDI	1.80% + 100%	-	40,568	-
	Fixed rate	-	7.00%	-	6,293
	Fixed rate	3.90%	-	9,072	-
	Fixed rate	6.30%	-	108,057	-
	Fixed rate	6.34%	-	3,251	-
	Fixed rate	-	6.14%	-	32,295
	Fixed rate	7.64%	-	9,076	-
				170,024	38,588
Financing for agricultural costs (USD)
	Fixed rate	7.00%	-	2,787	-
	Fixed rate	8.50%	-	5,573	-
				8,360	-
Financing for agricultural costs (PYG)
	Fixed rate	8.00%	-	7,940	-
	Fixed rate	8.25%	8.25%	19,749	18,364
				27,689	18,364
Bahia Project Financing
	Fixed rate	3.50%	3.50%	10,023	9,612
	Fixed rate	-	4.00%	-	2,668
	Fixed rate	6.50%	6.50%	66	198
	Fixed rate	7.50%	7.50%	165	497
	Fixed rate	-	9.00%	-	15,559
				10,254	28,534
Financing of working capital
	Fixed rate + CDI	2% + 100%	-	77,516	-
				77,516	-
Financing of Machinery and Equipment – FINAME
	Fixed rate	7.22%	7.22%	230	321
	Fixed rate + TJLP	-	3.73%	-	1,285
	Fixed rate	-	8.50%	-	2,204
	Fixed rate	-	10.50%	-	1,732
				230	5,542
Financing of sugarcane
	Fixed rate	6.76%	6.76%	2,447	2,863
	Fixed rate	6.14%	-	40,857	27,580
	Fixed rate	6.34%	-	29,986	-
	Fixed rate + TJLP	-	3.80%	-	10,948
	Fixed rate	-	10.00%	-	2,091
				73,290	43,482
Debentures
	CDI	106.50%	106.50%	88,884	91,518
	CDI	110.00%	110.00%	59,548	61,371
				148,432	152,889
(-) Transaction costs				(1,682)	(1,546)
				514,113	285,853

Current				217,274	76,608
Non-current				296,839	209,245

Keys:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (National Bank for Economic and Social Development - BNDES)

BNB – Banco do Nordeste

PYG – Paraguayan currency (Guarani)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Breakdown of debt by index

	2020	2019
Fixed rate	247,597	120,731
CDI	266,516	152,889
TJLP	-	12,233
	514,113	285,853

Maturities of short- and long-term loans and financing are broken down as follows:

	2020	2019
1 year	217,274	76,608
2 years	198,793	78,326
3 years	51,670	51,283
4 years	22,098	50,909
5 years	8,269	21,999
Above 5 years	16,009	6,728
	514,113	285,853

Changes in loans and financing during the year ended June 30, 2020 and 2019 are as follows:

	2018	Acquisition Agrifirma	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2019
Agricultural Cost Financing (Reais)	31,847	-	37,523	(32,148)	-	1,366	-	38,588
Agricultural Cost Financing (PYG)	11,486	-	22,838	(15,046)	(1,297)	1,365	(982)	18,364
Bahia Project Financing (*)	30,277	-	-	(3,018)	(318)	1,593	-	28,534
Financing of Machinery and Equipment – FINAME	6,041	-	-	(479)	(560)	538	2	5,542
Sugarcane Financing	34,512	-	30,233	(22,487)	(1,862)	3,086	-	43,482
Debentures	143,108	-	-	-	-	9,781	-	152,889
Transaction costs	(1,467)	-	-	-	-	(79)		(1,546)
	255,804	-	90,594	(73,178)	(4,037)	17,650	(980)	285,853

	2019	Acquisition Agrifirma	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2020
Agricultural Cost Financing (Reais)	38,588	-	166,346	(38,185)	(1,848)	5,123	-	170,024
Agricultural Cost Financing (PYG)	18,364	-	14,181	(4,017)	(1,020)	2,007	6,534	36,049
Bahia Project Financing (*)	28,534	-	-	(16,953)	(2,864)	1,537	-	10,254
Working Capital Financing	-	123,862	77,000	(63,777)	(65,980)	3,369	3,042	77,516
Financing of Machinery and Equipment – FINAME	5,542	-	-	(5,346)	(481)	433	82	230
Sugarcane Financing	43,482	-	43,482	(15,689)	(2,194)	4,208	1	73,290
Debentures	152,889	-	-	-	(11,626)	7,169	-	148,432
Transaction costs	(1,546)	-	-	-	-	(136)	-	(1,682)
	285,853	123,862	301,009	(143,967)	(86,013)	23,710	9,659	514,113

(*)	Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

a)	Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2020 and June 30, 2019 the Company’s financial agreements did not require compliance with financial covenants, but rather only operating covenants, on which the Company is in compliance.

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

As of June 30, 2020, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

17. Income and social contribution taxes

17.1. Deferred taxes

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

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2020 and 2019 are as follows:

	2020	2019
Assets
Noncurrent
Tax loss carryforwards (NOL)	63,066	54,555
Biological assets	1,389	6,275
Financial lease	13,886	3,443
Contingency, bonuses and fair value	4,794	9,374
Derivative financial instruments	4,720	2,185
Allowance for expected credit losses	890	488
Difference in cost of farms	170	170
Provision of other accounts payable and receivable	2,550	2,468
Subscription warrant	358	-
	91,823	78,958
Liabilities
Noncurrent
Biological assets	27,735	11,546
Finance lease	-	58
Surplus on investment	1,733	1,733
Costs of transactions	570	526
Provision of residual value and useful life of PPE assets	981	1,880
Accelerated depreciation of assets for rural activity	44,606	42,705
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	26,947	-
	102,572	58,448
Deferred assets, net	23,282	20,510
Deferred liabilities, net	(34,031)	-
Net balance	(10,749)	20,510

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The net change in deferred income tax is as follows:

At June 30, 2018	32,742
Tax losses	11,113
Adjustments in biological assets and agricultural products	2,173
Financial lease	1,830
Provisions for contingency and fair value	1,823
Derivative financial instruments	1,821
Costs of transactions	(27)
Allowance for doubtful accounts	(180)
Provision for other accounts payable and receivable	674
Accelerated depreciation of assets for rural activity	(31,459)
At June 30, 2019	20,510
Tax losses	8,511
Adjustments in biological assets and agricultural products	(21,075)
Financial lease	10,501
Provisions for contingency and fair value	(4,580)
Derivative financial instruments	2,535
Costs of transactions	(44)
Allowance for doubtful accounts	402
Provision for other accounts payable and receivable	82
Accelerated depreciation of assets for rural activity	(1,002)
Subscription warrant	358
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma (Note 1.1)	(27,731)
Realization of deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	784

At June 30, 2020	(10,749)

The expected realization of deferred tax assets are as follows:

2020
2021	44,890
2022	9,333
2023	4,188
2024	4,255
2025 to 2030	29,157
91,823

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

17.2. Income and social contribution tax expenses

	2020	2019	2018
Income before income and social contribution taxes	133,529	199,798	152,257
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(45,400)	(67,931)	(51,767)

Share of loss in a Joint Venture	(51)	375	4,988
Management bonus	(2,411)	(2,827)	(2,331)
Share-based incentive plan - ILPA	126	(232)	(208)
Nondeductible expenses	-	(126)	(135)
Profit or loss of joint venture abroad	(1,070)	(2,618)	-
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	35,999	51,126	19,121
Net effect of re-distribution of the assets and liabilitiesof joint venture abroad (Note 1.6)	-	-	4,778
Other permanent addition	(1,168)	(486)	(365)

Income and social contribution taxes for the year	(13,975)	(22,719)	(25,919)

Current	(10,447)	(10,487)	(4,875)
Deferred	(3,528)	(12,232)	(21,044)

	(13,975)	(22,719)	(25,919)
Effective tax rate	-10%	-11%	-17%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

18. Other liabilities

2020
Accounts payable for acquisition of Serra Grande Farm (a)	14,263
Variable consideration for acquisition of Agrifirma (b)	25,128
39,391

Current	5,017
Non-current	34,374

a)	On April 20, 2020, the Company acquired 4,489 hectares of Serra Grande Farm for R$25,047. On June 30, 2020, the liability mainly refers to the delivery of 162,000 bags of soybean in three annual installments of 54,000 bags each. The Company maintains its liability measured at fair value through profit or loss.

b)	The consideration transferred in exchange for control of Agrifirma is divided into four classes, classified in the financial statement in accordance with their characteristics. Restricted shares, Agrifirma Warrants and Agrifirma Warrant Dividends, given their variation factor, were classified as financial liability and are measured at fair value through profit or loss. The impact of this variation in profit or loss on June 30, 2020 was R$1,053.

On June 30, 2019, there were no outstanding balances under Other liabilities.

The maturities of accounts payable due to acquisition of Serra Grande Farm are broken down as follows:

2020

1 year	5,017
2 years	4,649
3 years	4,597
14,263

19. Equity

a)	Capital (number of shares)

Shareholder	2020	2019
Cresud S.A.C.I.F.Y.A.	19,910,800	23,291,500
Board of Directors	192,800	8,462,700
Executive Board	263,453	131,267
Officers	456,253	8,593,967
Treasury	2,761,820	3,086,748
Other	38,975,428	21,916,701
Total shares of paid-up capital	62,104,301	56,888,916
Total free float shares	38,975,428	21,916,701
Free float shares as percentage of total shares (%)	63	39

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

At June 30, 2020, the Company’s subscribed and paid-up capital amounted to R$699,811 (R$584,224 at June 30, 2019). The Company is authorized to increase its capital, regardless of amendments to the articles of incorporation, up to the limit of R$3,000,000, as determined by the Board of Directors.

b)	Capital reserve

Capital Reserves are composed of amounts received by the company that are not registered under profit or loss as revenue, since they refer to amounts allocated to capital reinforcement, which did not involve any effort from the company in delivering the goods or services.

Additional paid in capital

The reserve recorded on June 30, 2020 is related to the acquisition of the subsidiary Agrifirma on January 27, 2020 (Note 1.1), a transaction conducted via exchange of shares that generated a difference between the amount of the capital increase and the consideration transferred related to the unrestricted shares, as shown below:

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares(*)	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio)	4,044,654	82,021

Additional paid in capital		(33,566)

(*)	Shares with restrictions on sale do not meet the definition of equity instruments and are registered as financial liabilities.

Share-based compensation

The information on the share-based compensation plan is described in Note 23.

c)	Income reserves

Legal reserve

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Reserve for investment and expansion

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

On November 14, 2019, the Company paid the dividends approved at the Annual Shareholders Meeting held on October 16, 2019, which included minimum mandatory dividends of R$42,056 and additional dividends proposed of R$7,944. In accordance with article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder, and will revert to the Company.

Pursuant to article 36, of the Company’s Bylaws, profit for the year shall be allocated as follows after allocation to legal reserve: (i) 25% (twenty five percent) of adjusted net profit shall be allocated to the payment of mandatory dividends and (ii) the remaining portion of adjusted net income may be allocated to the reserve for investment and expansion.

The allocation of net income for the year as of June 30, 2020 is as follows:

	2020	2019
Profit for the year	119,554	177,079
(-) Constitution of legal reserve (5% of net profit)	(5,978)	(8,854)
Adjusted profit for the year	113,576	168,225

(-) Mandatory minimum dividends - 25% of adjusted net profit	(28,394)	(42,056)
(-) Additional dividends proposed	(13,606)	(7,944)

Proposed dividends	(42,000)	(50,000)

Constitution of reserve for investments and expansion	71,576	118,225

Total shares of paid up capital (per thousand shares)	62,104	56,889
(-) Treasury shares (per thousand shares)	(2,762)	(3,087)
(=) Outstanding shares (per thousand shares)	59,342	53,802

Dividend per share (R$)	0.71	0.93

e)	Other comprehensive income

At June 30, 2020, the effects from foreign exchange rate differences arising from the translation of Cresca, Palmeiras and Moroti financial statements amounted to R$76,463 (negative (R$1,007) on June 30, 2019 and R$27,084 on June 30, 2018), and the accumulated effect totalled to R$115,339 as of June 30, 2020 (R$38,876 as of June 30, 2019 and R$39,883 as of June 30, 2018, due to the write-off of (R$30,616) upon the re-distribution of the assets and liabilities of Cresca in the fiscal year ended June 30, 2018).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

f)	Treasury shares

Under article 20, item XII of the Bylaws of the Company, the Board of Directors is responsible, among others established in the law or the Bylaws, for deliberating on the acquisition by the Company of shares issued by itself, to be held in treasury and/or later cancellation or sale.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2018	3,086,748	35,208

At June 30, 2019	3,086,748	35,208
Transfers (Note 23.a)	(324,928)	(3,707)
At June 30, 2020	2,761,820	31,501

g)	Subscription warrants

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

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares. The detailed information of the second issue market value of these subscription warrants is shown in the table below:

	Second issue
BrasilAgro	2020	2019

Price of share - R$	20.96	16.60
Maturity (years)	15	15
Maturity (day/month/year)	4/27/2021	27/04/2021
Exercise price at year end - R$/share	20.66	20.23
Number of existing shares	62,104,301	56,888,916
Percentage of capital available for conversion (shares) - %	20	20
Number of outstanding shares and stock purchase warrants	256,000	256,000

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

20. Segment information

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

The selected P&L, liabilities and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2020
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	487,568	14,680	233,413	13,052	192,942	32,674	807	-
Gain from sale of farm	61,420	61,420	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products (Note 9)	160,371	-	86,373	1,373	75,861	(1,298)	(1,938)	-
Reversal of provision for agricultural products after harvest	(4,153)	-	(4,153)	-	-	-	-	-
Cost of sales	(483,813)	(4,876)	(245,805)	(13,529)	(184,811)	(32,436)	(2,356)	-
Gross profit	221,393	71,224	69,828	896	83,992	(1,060)	(3,487)	-
Operating income (expenses)
Selling expenses	(14,300)	3,731	(16,247)	(282)	(1,136)	(366)	-	-
General and administrative expenses	(43,890)	-	-	-	-	-	-	(43,890)
Other operating income	1,231	-	-	-	-	-	-	1,231
Equity pickup	(150)	-	-	-	-	-	-	(150)
Operating income (loss)	164,284	74,955	53,581	614	82,856	(1,426)	(3,487)	(42,809)
Net financial income
Financial income	375,413	146,161	11,325	886	-	-	23,053	193,988
Financial expenses	(406,168)	(133,795)	(39,362)	(3,651)	(4,828)	(1,532)	(43,175)	(179,825)
Net income (loss) before taxes	133,529	87,321	25,544	(2,151)	78,028	(2,958)	(23,609)	(28,646)
Income and social contribution taxes	(13,975)	(6,722)	(8,685)	731	(26,530)	1,006	8,027	18,198
Net income (loss) for the year	119,554	80,599	16,859	(1,420)	51,498	(1,952)	(15,582)	(10,448)
Total assets	2,044,368	1,171,762	226,733	17,224	161,706	35,905	26,678	404,360
Total liabilities	922,799	161,609	220,751	-	73,290	-	-	467,149

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

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

a) Information on concentration of clients

In the year ended June 30, 2020, the Company has four clients individually representing 10% or more of consolidated revenues, representing 73% of the total sales of the Company. Of these four clients, two account for 100% of the revenues from the sugarcane segment and two account for 61% of the revenues from the grains segment. There are no clients in other segments that represent 10% or more of revenue of total sales.

In the year ended June 30, 2019, the Company has four clients individually representing 10% or more of the revenues from the sugarcane or grains segments, representing 85% of the total sales of the Company. Of these four clients, two account for 100% of the revenues from the sugarcane segment and two account for 71% of the revenues from the grains segment.

b) Geographic information

Revenues and noncurrent assets, excluding financial instruments, income tax and social contribution, deferred assets and rights arising from insurance contracts of the Consolidated, are distributed as follows:

		Brazil		Paraguay
	2020	2019	2020	2019
Net income	464.998	329,071	22,570	28,839
Non-current	853,957	516,768	275,957	188,785

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

21. Revenues

a)	Operating sales

	2020	2019	2018
Sales of grains	237,904	175,000	99,875
Sales of cotton	13,104	-	-
Sales of sugarcane	192,943	163,114	142,037
Sales of beef cattle	33,609	16,974	4,115
Lease	18,127	9,598	6,592
Other revenues	1,658	1,086	132
Gross operating revenue	497,345	365,772	252,751

Sales deductions
Taxes on sales	(9,777)	(7,862)	(8,473)

Net revenue	487,568	357,910	244,278

b)	Sale of farms

	2020	2019	2018
Sale of farm	83,179	238,414	66,224
Adjustment to present value	(11,687)	(61,192)	(13,818)
Gross revenue from sale of farm	71,492	177,222	52,406

Sales taxes	(2,610)	(6,469)	(1,913)
Cost of sale of farm	(7,462)	(27,941)	(10,676)

Gain from sale of farm	61,420	142,812	39,817
Selling expenses	-	(35)	-
Income tax and social contribution	(2,201)	(5,459)	(1,614)
Net profit from sale of farm	59,219	137,318	38,203

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

22. Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total
Depreciation and amortization	58,737	-	1,512	60,249
Personnel expenses	25,115	2,290	30,681	58,086
Expenses with service provider	143,808	-	5,593	149,401
Leasing	13,462	-	175	13,637
Cost of agricultural products	134,972	-	-	134,972
Fair value of cost of agricultural products	96,689	-	-	96,689
Freight and storage	-	14,450	-	14,450
Allowance for doubtful accounts	-	(2,440)	-	(2,440)
Maintenance, travel expenses and others	11,030	-	5,929	16,959
At June 30, 2020	483,813	14,300	43,890	542,003
Depreciation and amortization	22,494	-	584	23,078
Personnel expenses	18,660	1,423	28,679	48,762
Expenses with service provider	108,147	-	3,449	111,596
Leasing	20,512	-	803	21,315
Cost of agricultural products	98,561	-	-	98,561
Fair value of cost of agricultural products	39,163	-	-	39,163
Freight and storage	-	9,608	-	9,608
Allowance for doubtful accounts	-	(530)	-	(530)
Sale of farms	-	35	-	35
Maintenance, travel expenses and others	11,677	-	5,297	16,974
At June 30, 2019	319,214	10,536	38,812	368,562
Depreciation and amortization	22,406	-	816	23,222
Personnel expenses	4,265	2,223	24,133	30,621
Expenses with service provider	53,014	-	4,279	57,293
Leasing	7,799	-	689	8,488
Cost of agricultural products	130,188	-	-	130,188
Freight and storage	-	7,731	-	7,731
Allowance for doubtful accounts	-	133	-	133
Maintenance, travel expenses and others	10,647	-	5,028	15,675
At June 30, 2018	228,319	10,087	34,945	273,351

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

23. Management compensation and share based payments

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2020	2019	2018
Board of directors and executive board compensation	3,789	2,869	2,491
Bonuses	7,093	8,315	6,856
Overall compensation	10,882	11,184	9,347
Share	1,117	741	646
Total compensation	11,999	11,925	9,993

The total compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2020 in the amount of R$13,500, was approved at the Annual General Meeting held on October 16, 2019.

a)	Long-term Share-based Incentive Plan

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

June 30, 2020

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

Once the vesting period ended, the Company conducted the settlement of the plan with the transfer of R$3,707 in shares. On June 30, 2020, the expenses of the ILPA Plan and its charges amounted to R$3,529 (R$1,648 on June 30, 2019) and R$4,193, respectively. Accumulated expenses with the plan amounted to 6,020 (R$2,491 on June 30, 2019).

24. Other operating income (expenses), net

	2020	2019	2018
Loss on sale of PPE	(151)	(64)	(380)
Provision for legal claims	(601)	383	387
Surplus gain from re-distribution of the assets and liabilities (a)	-	-	5,098
Write-off of effect of conversion of joint venture due to re-distribution of the assets and liabilities (a)	-	-	30,616
Agricultural insurance claims	6,315	-	-
Expenses with acquisition of Agrifirma	(2,530)	-	-
Warrants and restricted shares (b)	(1,053)	-	-
Other (c)	(749)	(1,383)	(289)
	1,231	(1,064)	35,432

(a)	On February 9, 2018, the Company concluded the re-distribution of the assets and liabilities of Cresca, with the portion of assets and liabilities transferred to the wholly-owned subsidiary Agropecuária Moroti S.A. Since the investment was recorded as R$115,478 and the fair value assessed was R$120,576, the Company recorded a gain of R$5,098 in statement of income. Furthermore, R$30,616 held in other comprehensive income that included the effects on the conversion of investment abroad was written off from the statement of income for the year.
(b)	In the acquisition of Agrifirma, BrasilAgro issued warrants as part of the consideration paid, which correspond to rights that entitle the selling shareholders to acquire 601,302 shares for R$0.01. The obligation was recognized as financial liabilities and continues to be measured at fair value due to compliance with certain conditions that could change the number of shares to be transferred (Note 1.1).

(c)	In 2019, the Company made donations to institutions in the amount of R$545.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

25. Financial income and expenses

	Notes	2020	2019	2018
Financial income
Interest on marketable securities		5,396	5,507	4,341
Interest on receivable		3,619	622	10,462
Monetary variations (i)		-	-	160
Foreign exchange variation (i)		14,038	17,110	12,058
Gain on remeasurement of leases (iii)		15,246	16,843	-
Gain on remeasurement of receivables from sale of farms (iv)		130,915	156,156	39,337
Realized profit from derivative transactions (v)	6	50,484	55,611	16,861
Unrealized profit from derivative transactions (vi)	6	155,715	58,689	46,104
		375,413	310,538	129,323
Financial expenses
Marketable securities charges		(1,456)	(294)	(1,372)
Bank charges		(706)	(1,334)	(685)
Interest accrued		(25,248)	(18,171)	(28,768)
Monetary variation (i)		-	-	(346)
Foreign exchange variation (ii)		(15,765)	(17,724)	(11,792)
Gain on remeasurement of leases (iii)		(36,091)	(19,309)	-
Loss on remeasurement of receivables from sale of farms (iv)		(72,535)	(142,167)	(26,616)
Realized loss from derivative financial transactions (v)	6	(91,196)	(35,453)	(23,968)
Unrealized loss from derivative financial transactions (vi)	6	(163,171)	(63,164)	(44,332)
		(406,168)	(297,616)	(137,879)
Financial income (expense), net		(30,755)	12,922	(8,556)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Net balances are as follows:

	2020	2019	2018
Monetary variations (i)	-	-	(186)
Foreign exchange difference (ii)	(1,727)	(614)	266
Net on remeasurement of leases (iii)	(20,845)	(2,466)	-
Net on remeasurement of receivables from sale of farms (iv)	58,380	13,989	12,721
Realized profit (loss) from derivative financial instruments (v)	(40,712)	20,158	(7,107)
Unrealized (loss) profit from Derivative financial instruments (vi)	(7,456)	(4,475)	1,772

26. Earnings per share

	2020	2019	2018
Profit attributed to controlling shareholders	119,554	177,079	126,338
Weighted average number of common shares issued (thousands)	56,681	53,802	53,750
Effect from dilution – shares	420	306	64
Weighted average number of common shares issued adjusted by the dilution effect	57,101	54,108	53,813
Basic earnings per share	2.1092	3.2913	2.3505
Diluted earnings per share	2.0937	3.2727	2.3477

27. Provision for legal claims

The Company is involved in civil, labor, environmental and tax lawsuits and administrative proceedings. The provision for probable losses arising from these lawsuits is determined and updated by management, supported by the opinion of the Company’s external legal advisors.

Probable likelihood of loss

	Labor	Administrative	Tax	Civil	Total
At June 30, 2018	990	-	195	22	1,207
Additions	278	-	-	25	303
Monetary restatement	114	-	-	-	114
Reversal/payments	(580)	-	(195)	(25)	(800)
At June 30, 2019	802	-	-	22	824
Additions	418	65	-	378	861
Monetary restatement	103	2	-	-	105
Reversal/payments	(365)	-	-	-	(365)
Acquisition Agrifirma	60		-	-	60
At June 30, 2020	1,018	67	-	400	1,485

Possible likelihood of loss

The Company is party to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2020	2019
Civil	9,532	9,190
Tax	4,511	4,062
Labor	3,389	825
Environmental	193	279
	17,625	14,356

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

Judicial deposits

	2020	2019
Labor	378	389
Tax	1,178	1,143
Civil	150	135
(Note 7)	1,706	1,667

28. Commitments

a)	Contracts of sugarcane supply between BrasilAgro and Brenco

For the year ended June 30, 2020, gross sugarcane sales of BrasilAgro to Brenco came to R$82.8 million, representing 16.9% of the Company’s total net revenue.

	2020		2019		2018
	Number (tons)	Amount	Number (tons)	Amount	Number (tons)	Amount
Net revenue from sugarcane	840,625	82,763	761,996	73,480	842,960	81,375

The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date.

There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

b)	Sugarcane agricultural partnership agreement (IV)

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

For the year ended June 30, 2020, net sugarcane sales to Partnership IV came to R$110.2 million, representing 22.5% of the Company’s total net revenue.

	2020		2019		2018
	Quantity (Tons)	Amount	Quantity (Tons)	Amount	Quantity (Tons)	Amount
Gross sugarcane sales Partnership IV	1,221,728	110,179	1.019.232	86.996	838,501	56,848

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

29. Transactions with related parties

	2020	2019
Current assets
Hemir (a)	314	301
Cresud (a)	176	116
Other (c)	211	1,570
	701	1,987
Non-current assets
Other (c)	1,511	-
	1,511	-
Current liabilities – trade accounts payable
Trade accounts payable (b)	1,724	1,358
Cresud (a)	814	556
Irsa (a)	-	51
Ombu	-	273
Other	311	167
	2,849	2,405

a)	Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;
b)	Acquisition of biological assets and other items related to the Palmeiras operation;
c)	The amounts substantially refer to the total shares exercised under the Second and Third Programs, as detailed in Note 23.

30. Non-current assets held for sale

The Company entered into a Sale Commitment of a 2,160 hectare area of the Bananal Farm (“Bananal X”), a property located in the municipality of Luís Eduardo Magalhães (Bahia), with 1,714 hectares of agricultural area and 446 hectares of legal reserve and permanent preservation area.

The parties negotiated the property for R$28,000, divided into seven installments, with an advance of R$2,000 to be paid in two installments, with the first on February 20, 2019 and the second 30 days. The advances were received and are recorded as advances from customers.

A disagreement involving the lessee of the area upon the sale impeded its recognition until this reporting date, and the asset remained registered under Non-current assets held for sale. However, during July 2020, the parties concluded the agreement, the conditions precedent were fully met and, on July 31, 2020, the ownership of the farm was transferred, consummating the sale of Bananal X.

IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations – establishes that non-current assets held for sale must be measured by the lesser the book value registered to date and the fair value less selling expenses, accordingly the amount recognized on June 30, 2020 was:

2020
Book value	28,851
Measurement at fair value	(2,994)
Fair value minus selling expenses (a)	25,857

(a)	Measured at nominal sales value, less brokerage expenses and discounting to present value. The variation in fair value registered between January 27, 2020 (Acquisition of Agrifirma) and this reporting date was R$2,015, registered under financial result.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2020

(In thousands of reais, except as stated otherwise)

31. Insurance

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2020:

Insurance type	Coverage - R$

Civil liability (D&O)	20,000
Civil, professional and general liability	10,476
Machinery	22,296
Fire/lightning/explosion/electrical damage (office)	7,072
Storage silo (Chaparral Farm)	36,760
96,604

32. Subsequent events

Sale of Bananal X Farm

The Company concluded the sale of the 2,160 hectares of the Bananal Farm, an area located in the municipality of Luís Eduardo Magalhães, state of Bahia, with 1,714 agricultural hectares. The farm was registered as Non-Current Asset Held for Sale (Note 30) due to a disagreement involving the lessee of the area upon the sale. The conditions precedent set forth in the Sale Commitment were fully met on July 31, 2020 after the receipt of R$5,500. The nominal sale value is R$28,000, of which R$7,500 already has been received by the Company.