Form 20-F
period 2021-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2021-10-29
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Ordinary shares, no par value	102,377,008

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

On June 30, 2021, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5.0022 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2020, the selling rate was R$5.4760 to US$1.00. The selling rate was R$3.8322 to US$1.00 on June 30, 2019, R$3.8552 to US$1.00 on June 30, 2018 and R$3.3082 to US$1.00 on June 30, 2017, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2021 may not be indicative of future exchange rates. On September 30, 2021, the selling rate was R$5.4394 to US$1.00 and, on October 27, 2021, the selling rate was R$5.5667 to US$1.00, as reported by the Central Bank.

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

On June 30, 2021, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5.0022 to US$1.00, based on the selling rate as reported by the Central Bank. On September 30, 2021, the selling rate was R$5.4394 to US$1.00 and, on October 27, 2021, the selling rate was R$5.5667 to US$1.00, as reported by the Central Bank.

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

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

A.	(Reserved)

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Our operations in Brazil, Bolivia and Paraguay continued normally and, to date, we have not had any material impact on our business and operations arising out of the COVID-19 pandemic.

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

We have experienced strong demand for exports because of the appreciation of the U.S. dollar against the Brazilian real. We have not experienced any significant disruptions in our logistics and export operations, as well as in inbound shipments of raw materials and goods, most of which had been acquired prior to the imposition of quarantine restrictions in Brazil. We have also not experienced any material changes in commitments for the 2020/2021 crop year. Our management believes that we are well positioned to withstand the effects of the COVID-19 pandemic.

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

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is based on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any of the following factors, among others:

●	failure to pursue our business strategy;

●	failure or difficult to acquire and sell agricultural properties at attractive prices;

●	changes in market conditions or failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural sector;

●	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in the opinion of the Federal Attorney General, as further detailed in this annual report;

●	failure to maintain the fiscal structure of our subsidiaries;

●	inability to develop infrastructure and attract or retain personnel in a timely and effective manner;

●	inability to identify service providers for our agricultural properties and projects;

●	increased competition for suitable land from other agricultural real estate owners or developers, which increases our costs and adversely affects our profit margins;

●	inability to develop and operate our agricultural properties profitably, which may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

●	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

●	failure by purchasers of our properties to meet their payment obligations to us;

●	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

●	adverse climate conditions, such as global warming, which may contribute to the change of frequency of unpredictable or uncommon meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

●	unfavorable climate conditions in Brazil, Bolivia or Paraguay, particularly in the regions where we carry out our activities;

●	the economic, political and business environment in Brazil, Bolivia or Paraguay, and specifically in the geographic regions where we invest and operate;

●	inflation, fluctuating interest rates and exchange rates;

●	disputes and litigation relating to our agricultural properties; and

●	labor, environmental, civil and pension liabilities.

We may not be able to continue acquiring suitable agricultural properties on attractive terms, and our inability to do so could have a material adverse effect on us.

In recent years, investments in Brazil’s agriculture sector have increased substantially. As a result, demand and valuations for the kind of properties we seek to acquire have escalated significantly. We believe that prices for such properties are likely to continue to increase in the medium and long-term, perhaps significantly as demand is expected to remain high. We compete with local and foreign investors, many of whom are larger and have greater financial resources than we do. Such investors may be able to incur operating losses for a sustained period, retain their real estate investments for a longer period than we can or accept lower returns on such investments. As a result, such investors may be willing to pay substantially higher prices for agricultural properties than we are able or willing to, depriving us of opportunities to acquire the best agricultural properties or increasing our acquisition costs. As a result of the foregoing, we cannot assure you that we will be able to locate and acquire suitable investments on reasonable terms or at all, and our inability to do so could have a material adverse effect on us.

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

As of September 30, 2021, approximately 55.1% of our common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

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

A substantial portion of our assets consists of illiquid agricultural properties that may affect our ability to carry out sales of properties timely and profitably, which could have a material adverse effect on us.

Our business strategy is based on the appreciation of the capital invested in our agricultural properties and the liquidity of those investments. We cannot assure you that the value of our agricultural properties will increase in the short-, medium- or long-term, or at all, or that we will be able to monetize our agricultural investments successfully. Agricultural real estate assets are, as a general rule, illiquid and volatile, and agricultural properties in Brazil are especially illiquid and volatile. As a result, it may be difficult for us to promptly adjust our portfolio of properties in response to changes in economic or business conditions, and we may be unable to find purchasers willing to acquire our agricultural properties at prices that are favorable to us. Lack of liquidity and volatility in local market conditions would adversely affect our ability to carry out sales of properties timely and profitably, which could have a material adverse effect on us.

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

Ethanol prices are correlated with the price of sugar and are also closely correlated with the price of oil, so that a decline in the price of any of these commodities may adversely affect our sugarcane business.

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

In addition, gasoline prices in Brazil are influenced by the Brazilian government. Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump, ethanol prices are correlated to gasoline prices and, consequently, oil prices.

Oil prices varied sharply in 2020 and also in 2021, with a record demand shock along with excess supply created by internal dispute among OPEC+ members. In March 2020, a dispute between Saudi Arabia and Russia sparked oil price volatility, which continued during 2021, as demand for oil surged, thereby bringing the oil price to its highest since 2014. In addition, the COVID-19 pandemic has led to unprecedented changes in demand for oil.

A decline in sugar prices could have an adverse effect on the financial performance of our sugarcane businesses.

Substantially all of our revenue is derived from a small number of customers, and, besides that, we currently face a risk of default by our main customer, which may adversely affect our business, financial condition and results of operations.

We currently sell a substantial portion of our total crop production to a small number of customers who have considerable bargaining power. For instance, in the year ended June 30, 2021, three of our customers were responsible for 49.2% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 99% of our revenue in the sugarcane segment, and one was responsible for 24% of our revenue in the grains segment. Comparatively, in the year ended June 30, 2020, four of our customers were responsible for 72.8% of our revenue, and each of these four customers was responsible for at least 10% of our revenue. Of these four customers, two were responsible for 100% of our revenue in the sugarcane segment, and two were responsible for 61.2% of our revenue in the grains segment. See Note 20 to our financial statements included elsewhere in this annual report.

Furthermore, we entered into a supply contract and a rural partnership agreement with Brenco – Companhia Brasileira de Energia Renovável – Em Recuperação Judicial (“Brenco”), which is controlled by Novonor S.A. – Em Recuperação Judicial (formerly known as Odebrecht S.A.), pursuant to which we currently supply them with 100% of our sugarcane production from Alto Taquari, Araucária and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and therefore is scheduled to expire in crop year 2021/2022. The term of this rural partnership agreement covers a total area of 5,624 hectares, which we will explore and operate until March 31, 2026.

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

In the year ended June 30, 2021 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, due to the fact that its controlling shareholder, Novonor S.A. – Em Recuperação Judicial, is being investigated for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019. Novonor’s former CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, acceleration of debts, among others. Please see “Item 4—Information on the Company—Business Overview—Agricultural Activities and Products—Sugarcane” for a table presenting the aging of receivables from Brenco. Brenco’s controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us. In addition, in May 2019, Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial). As of the date hereof, we are unable to determine the impact, if any, that the reorganization bankruptcy of Brenco in Brazil may have on the payment of receivables due to us or on the general risk of default by Brenco on its obligations. As of June 30, 2021 and as of the date of this annual report, receivables from Brenco amounted to R$13.7 million and R$29.1 million, respectively. If Brenco fails to fulfill its payment obligations of their receivables to us it could have a material adverse effect on our business, financial condition and results of operations.

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

Because we are subject to extensive environmental regulation, our business, financial condition and results of operations could be adversely affected if we are held liable for breach of such regulation.

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

Property prices in Brazil could decline significantly, which could adversely affect the value of our property holdings.

Real estate property prices in Brazil are influenced by a wide variety of factors beyond our control, and therefore we cannot assure you that property values will continue to increase or that property prices will not decline. A significant decline in property prices in Brazil could adversely affect the value of our property holdings.

Failure to retain and attract qualified personnel could harm our business.

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

Demand for our products may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic conditions, such as higher fuel prices, higher interest rates, stock and real estate market declines and associated volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand for, or the prices of, our products. We cannot predict the duration or magnitude of a downturn or the timing or strength of economic recovery following the adverse effects of the COVID-19 pandemic. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns may adversely affect our suppliers, which can result in disruptions to our operations and financial losses. Moreover, the deterioration of global economic conditions, particularly in relevant economies, such as the United States, China and Europe, as a result of the COVID-19 pandemic, may ultimately decrease the demand for our products and have a material adverse effect on our financial condition and results of operations. See “—We may be exposed to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and results of operations.”

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

In 2017, the real depreciated by 1.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$3.3080 on December 31, 2017. In 2018, the real depreciated by 17.1% against the U.S. dollar, and on December 31, 2018, the real/U.S. dollar exchange rate was R$3.8748. In 2019, the real depreciated by 0.6% against the U.S. dollar, and on December 31, 2019, the real/U.S. dollar exchange rate was R$4.0307. In 2020, the real depreciated by 29.2% against the U.S. dollar, and on December 31, 2020, the real/U.S. dollar exchange rate was R$5.1967. In 2021 (until September 30, 2021), the real depreciated by 4.7% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.4394 per US$1.00 on September 30, 2021. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

As of September 30, 2021, Cresud held 39.0% of our common shares. Cresud has other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Administrative Officer and Investor Relation Officer, were previously employed by Cresud. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

We depend on suppliers to provide us with fertilizers, seeds, other raw materials and machinery services. Possible delays in the delivery of such items may delay our planting efforts until we are able to establish agreements with other suppliers, or may delay our harvest in case of delay in delivery of machinery. Accordingly, any delays, failures or defects in the delivery of raw materials or inputs or with regard to the provision of services to us by our suppliers could adversely affect our business and results of operations. See “—Our business, financial condition and results of operations may be adversely affected by lack of transportation, storage and processing infrastructure in Brazil, which represents an important challenge for the Brazilian agricultural and agricultural real estate sectors.”

Certain of our agricultural products contain genetically modified organisms (GMOs), and risks associated with GMOs remain uncertain, which may result in increased regulatory scrutiny and harm our business and financial condition.

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

In 2018, a Brazilian trial court ruled that new products containing “glyphosate” – a herbicide widely used in soybeans and others crops – were prohibited from being registered in Brazil, and existing registrations would be suspended until the government re-evaluates their toxicity. This decision also suspended the registration of others chemicals, such as the insecticide abamectin and the fungicide thiram. According to the Brazilian Agriculture Minister, this decision would be a disaster for the agricultural industry and, for this reason, the decision was subject to multiple appeals. On September 3, 2018, a court of appeals reversed the trial court’s decision. Currently, the use of glyphosate is permitted. However, we are unable to guarantee that it will continue to be allowed.

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

Our business, financial condition and results of operations may be adversely affected by lack of transportation, storage and processing infrastructure in Brazil, which represents an important challenge for the Brazilian agricultural and agricultural real estate sectors.

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

In addition, in May 2018, Brazil faced a widespread truck drivers’ strike, which caused a nationwide transportation paralysis, highway blockades, cargo delays, shortages of food, supplies and fuel in Brazil. If a widespread strike or similar disruptive event happens again, it could adversely affect the logistics sector as whole and our business, financial condition and results of operations.

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

Competition in the markets for our products may materially and adversely affect us.

We face significant domestic and international competition in each of our markets and in many of our production lines. The global market for agricultural products is highly competitive and sensitive to changes in industrial capacity, product inventories and cyclical changes in the world economy, any one or more of which may affect to a significant degree the selling price of our products and therefore our profitability. Since many of our products are agricultural commodities, such products compete in international markets almost exclusively based on price. Many other producers of these commodities are larger than us and have more significant financial and other resources. Furthermore, many other producers receive subsidies in their respective countries that generally are not available in Brazil. Such subsidies may afford producers lower production costs or enable them to operate in an environment with sharp price reductions, constrained margins and operating losses for longer periods. Any increased competitive pressure with respect to our products could materially and adversely affect our business, financial condition and results of operations.

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

We made investments in farmland in Bolivia and Paraguay, and we may possibly make investments in other countries in and outside Latin America, in which case we would be subject to the associated economic, legal, political and regulatory risks.

Currently, we conduct our activities in Brazil, Bolivia and Paraguay. We are considering expanding into other countries in and outside Latin America, but currently have no definitive commitments or specific plans with respect thereto. In the future, we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives. The success in other countries of our business strategy and business model that we apply in Brazil would be subject to a high level of uncertainty and depend on numerous factors beyond our control. Therefore, we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recover our investments. Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent to the management of a transnational company, including:

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

Unauthorized disclosure, or loss of intellectual property or other sensitive business or personal information, or disruption in information technology by cyber-attacks, as well as our failure to comply with existing and future laws and regulations relating to data privacy and data security can subject us to penalties or liability and can adversely affect our operations, reputation and financial results.

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

Data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. For example, on August 14, 2018, Brazil enacted Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employers and employees, and other relationships in which personal data is collected, whether in a digital or physical manner. The LGPD entered into force on September 18, 2020.

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

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Brazilian federal, state and municipal governments and other authorities have adopted a number of measures to address the potential impacts of the COVID-19 pandemic, including:

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

The Brazilian economy has been experiencing a slowdown. The Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019, decreased 4.1% in 2020 and increased 6.4% in the first six months of 2021.

Inflation, unemployment and interest rates have increased more recently, and the Brazilian real has weakened significantly in relation to the U.S. dollar. The market expectations for 2021 are that the Brazilian economy will grow, partially recovering from the contraction observed during 2020 as a consequence of the COVID-19 pandemic. Adverse economic conditions in Brazil may materially and adversely affect our business, financial condition and results of operations.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year as or December 31, 2010. The SELIC rate has increased and decreased since then and, as of June 30, 2019, it was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were (0.52)% in 2017, 7.54% in 2018, 7.30% in 2019 and 23.14% in 2020. Cumulative inflation in the first six months of 2021, calculated by the same index, was 15.08%. The inflation rates, as measured by the broad consumer price index (Índice de Preços ao Consumidor Amplo), or IPCA, published by IBGE were (0.23)% in 2017, 1.26% in 2018, 0.01% in 2019 and 0.26% in 2020. Cumulative inflation in the first six months of 2021, calculated by the same index, was 3.77%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2021, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 16 agricultural properties in seven Brazilian states, aggregating 310,163 hectares, of which 206,241 hectares were arable but less than 15% of which were cultivated when acquired and 103,922 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and six of our agricultural properties were partly sold, representing in the aggregate a total area of 94,908 hectares. As of the date hereof, we hold 267,002 hectares, including 51,747 hectares leased.

On November 22, 2019, we entered into a merger agreement (the “Merger Agreement”) with Agrifirma Holding S.A. (the “Merger Agreement”). Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and warrants (“Agrifirma Warrants”) issued by us to the selling shareholders of Agrifirma Holding (the “Merger”).

Agrifirma Agro Ltda. and its subsidiaries (“Agrifirma”) are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as us, we expect the following impacts by reason of the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which we obtained control of Agrifirma. The Merger was accounted for pursuant to IFRS 3 – Business Combinations. Please see Note 1.1 to the financial statements included in this annual report.

Following the Merger, we added 28,930 hectares to our property portfolio, consisting of land located in the Western region of the State of Bahia, near our Jatobá and Chaparral farms, which are suitable for grain production and cattle raising. After the Merger, the total number of our outstanding shares was 62,104,301.

On December 20, 2020, our controlling shareholder, Cresud, initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

On February 4, 2021, after the fulfillment of the conditions precedent negotiated under the Share Purchase Agreement, we assumed control of the aforementioned companies. The purchase price was negotiated at R$160.4 million, based on the estimated preliminary book value of net assets calculated as of June 30, 2020, which we paid in full in cash. The agreement set forth a price adjustment to reflect the net assets variation of the Bolivia-based companies from June 30, 2020 to the base date of the transaction, in accordance with the criteria established by the parties. The procedures for adjusting the price were concluded on March 21, 2021 and generated an additional payment obligation of R$5.4 million, which was paid and settled by us on April 30, 2021.

On February 3, 2021, the Company’s board of directors approved the price per common share of R$22.00 and an increase in the Company’s capital stock in the amount of R$440.0 million, through the issuance of 20,000,000 new common shares of the Company, in connection with the primary and secondary follow-on offering of commom shares. The selling shareholder in the offering sold an aggregate of 2,735,355 common shares issued by the Company.

The offering consisted of a restricted offering in Brazil, pursuant to Law No. 6,385, of December 7, 1976, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended, and a private placement to (a) a limited number of qualified institutional buyers in the United States, as defined in Rule 144A under the Securities Act, and (b) institutional and other investors outside the United States and Brazil that are not U.S. persons, in reliance on Regulation S under the Securities Act. As a result of this offering, our capital stock was increased to R$1,139.8 million, divided into 82,104,301 common shares.

On May 14, 2021, our capital stock was increased by R$448.2 million through the issuance of 20,272,707 new common shares following the exercise of the First Series Warrants by Cape Town LLC, Cresud S.A.C.I.F.Y.A and Turismo Investment S.A.U. (“Subscribing Shareholders”). The First Series Warrants were issued on March 15, 2006 and granted to our founding shareholders in proportion to their respective interests in our capital stock on the issuance date. As a result of the exercise of the First Series Warrants, our capital stock was increased to R$1,588.0 million, divided into 102,377,008 common shares. See “Item 10—Additional Information—Description of Exercised and Expired Warrants.”

We invested more than R$1,204.5 million since our IPO to acquire, develop and transform agricultural properties.

We will continue the investments to develop and transform our agricultural properties in Brazil, Bolivia and Paraguay. In this regard, we will continue to apply for financing with government development banks.

From July 1, 2018 until the date hereof, we completed:

●	in October 2021, we sold an area of 3,723 hectares (2,694 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$589.0 million (approximately R$218,641 per arable hectare);

●	in September 2021, we sold an area of 4,573 hectares (2,859 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The total amount of the sale was 250 soybean bags per arable hectare, or R$130.1 million (approximately R$45,507 per arable hectare);

●	in May 2021, we sold an area of 1,654 hectares (1,250 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 300 soybean bags per arable hectare, or R$67.1 million (approximately R$53,640 per arable hectare);

●	in May 2021, the Subscribing Shareholders exercised their first issue subscription warrants issued by us on March 15, 2006. As a result, our capital stock was increased by R$448,2 million through the issuance of 20,272,707 new common shares, as described above;

●	in May 2021, ISEC Securitizadora S.A., a Brazilian securitization company, issued agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (CRA) in the aggregate amount of R$240.0 million. The CRAs are backed by debentures that were issued by us and are comprised of a single series in the aggregate amount of R$240.0 million. The debentures mature on April 12, 2028 and accrue interest based on the broad consumer price index (Índice de Preços ao Consumidor Amplo), or IPCA, plus 5.36% per year, payable in seven annual installments. Principal is payable in two installments, on April 13, 2027 and April 12, 2028. The debentures are secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia;

●	in February, 2021, we and our subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda. completed the acquisition of 100% of the shares issued by the following companies based in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A. The aggregate amount of the acquisition was R$165.8 million. The acquisition consists of a total area of approximately 9.9 thousand hectares, which are already developed and will be used for grain and sugarcane cultivation. The properties are located in the core region of Bolivia and are suitable for planting second crop;

●	in February 2021, we completed a primary and secondary follow-on offering of our common shares in the aggregate amount of R$440.0 million, with the issuance of 20,000,000 new common shares, as described above;

●	during the 2020/2021 crop year, we developed 6,800 hectares of our 143,355 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in August. 2020, we sold an area of 133 arable hectares in the Jatobá farm, located in Jaborandi, in the State of Bahia, for R$3.8 million;

●	in July 2020, we recognized the sale with a zero profit or loss effect, of an area of 2,160 hectares (1,714 arable hectares) in the Bananal X farm, located in Luís Eduardo Magalhães, in the State of Bahia. The sale agreement was executed on March 22, 2019 for a fixed price of R$28,000. On the closing date, we received R$7.5 million, and the remaining balance of R$20.5 million will be paid by the buyer in three annual instalments through 2023;

●	in June 2020, we sold an area of 1,875 hectares (1,500 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 300 soybean bags per arable hectare, or R$45.0 million (approximately R$30,010 per arable hectare);

●	in April 2020, we acquired the Serra Grande farm, located in the municipality of Baixa Grande do Ribeiro, in the State of Piauí. The Serra Grande farm has an area of 4,489 hectares, 2,904 hectares of which are arable to be developed, suitable for the cultivation of grains. The acquisition price was approximately R$25.0 million (R$8,600 per arable hectare);

●	in May 2020, we sold an area of 105 hectares (105 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$11.0 million (approximately R$105,000 per arable hectare);

●	in January 2020, we concluded the merger of Agrifirma into us, which added 28,930 hectares to our property portfolio;

●	in October 2019, we made an investment of US$ 1.0 million in Ag-Fintech Agrofy, or Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers;

●	in October 2019, we sold an area of 85 hectares (65 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$5.5 million (approximately R$84,817 per arable hectare);

●	in August 2019, we sold an area of 1,134 hectares (893 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 302 soybean bags per arable hectare, or R$23.2 million (approximately R$25,961 per arable hectare);

●	during the 2019/2020 crop year, we developed 2,000 hectares of our 215,330 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in June 2019, we sold an area of 3,124 hectares (2,473 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 285 soybean bags per arable hectare, or R$58.1 million (approximately R$23,500 per arable hectare);

●	in November 2018, we sold an area of 103 hectares (103 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$8.0 million (approximately R$77,690 per arable hectare);

●	during the 2018/2019 crop year, we developed 2,000 hectares of our 169,270 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	on August 28, 2018, we leased an area of 23,568 hectares, located in the municipality of São Félix do Araguaia, in the State of Mato Grosso. The new farm was named Partnership V. The lease agreement has a term of up to 10 years and was followed market prices practiced in the region;

●	in July 2018, we sold an area of 9,784 hectares (7,485 arable hectares) in the Jatobá farm, located in Jaborandi, State of Bahia. The total amount of the sale was 285 soybean bags per arable hectare, or R$164.8 million (approximately R$22,018 per arable hectare);

●	during the 2017/2018 crop year, we developed 2,000 hectares of our 172,032 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in May 2018, we sold an area of 956 hectares (660 arable hectares) in the Araucária farm, located in Mineiros, State of Goiás. The total amount of the sale was 1,208 soybean bags per arable hectare, or R$52.4 million (approximately R$79,393 per arable hectare);

●	in May 2018, CIBRASEC – Companhia Brasileira de Securitização, a Brazilian securitization company, issued agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (CRA) in the aggregate amount of R$142.2 million. The CRAs are secured by debentures that were issued by us and are comprised of two series, the first in the amount of R$85.2 million, and the second in the amount of R$57 million. The first series of debentures mature on August 1, 2022 and are payable in three annual installments starting on July 30, 2020, and accrues interest at 106.5% of the DI rate, payable on July 30 of each year. The second series of debentures matures on July 31, 2023 and is payable in four annual installments starting on July 30, 2020, and accrues interest at 110.0% of the DI rate, payable on July 30 of each year;

●	on February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to us was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2021, Moroti owned 59,585 hectares, of which 34,673 were arable;

The table below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of September 30, 2021:

Property	Location	Acquisition/Lease Date	Total Area	Arable Area	Project	Ownership
			(ha)	(ha)
Jatobá Farm	Jaborandi/BA	March 2007	13,276	10,208	Grains and Pasture	Owned
Alto Taquari Farm	Alto Taquari/MT	August 2007	1,380	0,809	Sugarcane	Owned
Araucária Farm	Mineiros/GO	April 2007	5,534	4,051	Sugarcane	Owned
Chaparral Farm	Correntina/BA	November 2007	37,182	26,444	Grains and Cotton	Owned
Nova Buriti Farm	Januaria/MG	December 2007	24,212	17,846	Forest	Owned
Preferência Farm	Barreiras/BA	September 2008	17,799	12,410	Grains and Pasture	Owned
Moroti Farm	Boqueron/ Paraguay	February 2018	59,585	34,673	Grains and Pasture	Owned
Partnership II Farm(1)	Ribeiro Gonçalves/PI	November 2013	7,500	7,500	Grains	Leased
Partnership III Farm(2)	Alto Taquari/MT	May 2015	5,624	5,624	Sugarcane	Leased
Partnership IV Farm(3)	São Raimundo das Mangabeiras/MA	February 2017	15,000	15,000	Sugarcane	Leased
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	10,137	Grains and Sugarcane	Owned
Partnership V Farm(4)	São Félix do Araguáia/MT	August 2018	17,150	17,150	Grains	Leased
Arrojadinho Farm(5)	Jaborandi/BA	January 2020	16,642	10,306	Grains	Owned
Rio do Meio Farm(6)	Jaborandi/BA	January 2020	7,715	5,642	Grains	Owned
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	2,904	Grains	Owned
Partnership VII Farm(7)	Baixa Grande do Ribeiro/PI	December 2019	5,473	5,473	Grains	Leased
Acres del Sud	Santa Cruz / Bolivia	February 2021	9,875	7,925	Grains and Sugarcane	Owned
Partnership VIII Farm(8)	Santa Cruz / Bolivia	December 2020	1,000	0,640	Grains	Leased
Total			267,002	194,742

(1)	We entered into an agricultural exploration partnership with respect to the Partnership II Farm for a term of up to 11 harvest years.
(2)	We entered into an agricultural exploration partnership with respect to the Partnership III Farm with a term valid until March 31, 2026.

(3)	We entered into an agricultural exploration partnership with respect to the Partnership IV Farm for a term of 15 years for planting sugarcane, with an option to renew for another 15 years.

(4)	We entered into an agricultural exploration partnership with respect to the Partnership V Farm for a term of up to 10 years.

(5)	Previously referred to as Partnership VI, the farm was acquired through the Merger of Agrifirma.

(6)	Farm acquired through the Merger of Agrifirma.

(7)	We entered into an agricultural exploration partnership with respect to the Partnership VII Farm for a term of up to 10 years.

(8)	We entered into an agricultural exploration partnership with respect to the Partnership VIII Farm.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 to our financial statements for the fiscal year ended June 30, 2021.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2021.

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

Property	Location	Acquisition/Lease Date	Total Area	Land and Improvement Cost as of June 30, 2021 (1)	Estimated Fair Market Value as of June 30, 2021 (2)	Appreciation (3)
			(ha)	(R$ millions)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	13,276	29.6	386.4	1205%
Alto Taquari Farm	Alto Taquari/MT	August 2007	5,103	33.5	304.7	810%
Araucária Farm	Mineiros/GO	April 2007	5,534	46.2	333.2	621%
Chaparral Farm	Correntina/BA	November 2007	37,182	91.7	767.00	736%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	23.4	33.8	44%
Preferência Farm	Barreiras/BA	September 2008	17,799	28.4	89.4	215%
Moroti Farm	Boqueron/ Paraguay	February 2018	59,585	211.4	449.6	113%
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	112.5	407.00	262%
Arrojadinho Farm	Jaborandi/BA	January 2020	16,642	96.1	214.2	123%
Rio do Meio Farm	Jaborandi/BA	January 2020	12,288	117.9	252.3	114%
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	36.7	71.8	96%
Acres del Sud	Santa Cruz/ Bolivia	February 2021	9,875	124.7	209.4	68%
Total			223,551	952.1	3518.8	270%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.

(2)	Appraisal from indepent firm Deloitte Touche Tohmatsu Consultores Ltda

(3)	Appreciation includes the impact of inflation since the acquisition date.

B.	Business Overview

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

Additionally, as of June 30, 2021, although we did not record material losses or gains in our 2021 financial results directly related to the pandemic, we continue to monitor possible future impacts due to:

●	exchange rate volatility, in connection with derivative operations related to currency operations and operations with commodities that we enter into to guarantee production margins in financial operations. For more information, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

●	volatility in sugar and ethanol prices and the consequent impact on sugarcane demand and prices;

●	changes in the expected sugarcane payment cycle arising from negotiations with our customers; as of June 30, 2021 none of our customers had missed payments; and

●	volatility in other commodity prices.

Our operations in Brazil, Bolivia and Paraguay continue without any material changes. Most of our business operations have not experienced any major disruption.

Agricultural Activities and Products

Independent Production

As of June 30, 2021, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or customers who have substantial bargaining power. Our net revenue was R$663.0 million for the year ended June 30, 2021 and R$487.6 million for the year ended June 30, 2020. All of our sales are to customers located in Brazil, Bolivia and Paraguay.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. As of October 25, 2021, we had one director for all of our farms, one production manager for the Maranhão, Piaui and Midwest regions and for the Bolivian farms, one manager at the São José and Partnership IV farms, one manager at the Serra Grande and Partership VII farms, one manager at the Avarandado farms (Partnership II farms), one manager at the Arrojadinho farm, one manager at the Chaparral and Rio do Meio farms, one manager at the Preferência Farm, one manager at the Partnership V farm, one manager at the Araucária, Alto Taquari and Partnership III farms, one manager at the Moroti Farm and one manager at the Acres del Sud Farm.

Leases

As an alternative to independent production, we have leased 22,200 hectares of our agricultural properties to third parties.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May of each year. During the planting season for our 2020/2021 crop year, we planted 89,571 hectares of grains at our grain farms in Brazil, Bolivia and Paraguay. For the years ended June 30, 2021 and 2020, net revenue from sale of grains accounted for 49.8% and 47.9% of our net revenue, respectively.

All distribution of production from the farms is made through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our customers.

Sugarcane

The sugarcane planting season runs from February to May of each year, and harvest occurs between April and November of each year. On June 30, 2021, we had 27,831 hectares planted with sugarcane at our Araucária, Alto Taquari, São José Farm, Partnership III and Partnership IV farms.

We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, Araucária, and Partnership III farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and is scheduled to expire in 2021/2022. In the year ended June 30, 2021 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. We currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Novonor S.A. – Em Recuperação Judicial, is being investigated by the Brazilian Federal Police for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019.

In the table below, we present the aging of the receivables from Brenco, based on contractual terms.

As of June 30, 2021
Falling due:	(in R$ thousands)

Up to 30 days	12,271
30 to 90 days	—
91 to 180 days	—
181 to 360 days	1,410
Total	13,681

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

For the years ended June 30, 2021 and 2020, net revenue from the sale of sugarcane accounted for 40.0% and 39.6% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our customers’ sugar and ethanol refineries.

Livestock

As of June 30, 2021, we had 14,805 head of cattle distributed over 9,636 hectares of active pasture.

For the years ended June 30, 2021 and 2020, net revenue from livestock sales accounted for 4.4% and 6.7% of our net revenue, respectively.

Cotton

The planting season for cotton runs from September to December of each year, and the harvest occurs between February and May of each year. During the planting season for our 2020/2021 crop year, we planted 1,313 hectares of cotton at our Chaparral farm.

For the years ended June 30, 2021 and 2020, net revenue from the sale of cotton accounted for 4.2% and 2.7% of our net revenue, respectively.

Others

As of June 30, 2021, we had 24,212 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Investment properties

As of June 30, 2021, the net book value of our investment properties was R$121.5 million, of which R$22.5 million represented land acquisition costs and R$99.0 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2021 and 2020, gains on farm sales accounted for R$53.1 million and R$61.4 million, respectively.

Agricultural Properties

As of June 30, 2021, we owned twelve agricultural properties, totaling 275,298 hectares of arable land (not including environmental preservation areas in accordance with Brazilian, Bolivian and Paraguayan environmental law), including 51,747 hectares of leased area, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Maranhão, Bahia, Piauí, Bolivia and in Paraguay. During the planting season for our 2020/2021 crop year, we planted 62,077 hectares of soybean, 21,006 hectares of corn (1st and 2nd crops), 27,831 hectares of sugarcane, 29,624 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 6,488 hectares of beans, 1,313 hectares of cotton and 12,720 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II, III, IV, V, VII and VIII farms.

São José Farm: As of June 30, 2021, the São José farm had an area of 17,566 hectares. The São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. in February 2017 for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

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

Jatobá Farm: As of June 30, 2021, the Jatobá farm had an area of 13,276 hectares. The Jatobá farm was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

On June 30, 2017, we sold 625 hectares of our Jatobá farm, 500 of which are arable, for a total sale price of R$10.1 million, equivalent to 300 soybean bags per arable hectare. In July 2018, we sold 9,784 hectares of our Jatobá farm, 7,485 of which are arable, for a total sale price of R$164.8 million, equivalent to 285 soybean bags per arable hectare. In June 2019, we sold 3,124 hectares of our Jatobá farm, 2,473 of which are arable, for a total sale price of R$58.1 million, equivalent to 285 soybean bags per arable hectare. In September 2019, we sold 1,134 hectares of our Jatobá farm, 893 of which are arable, for a total sale price of R$23.2 million, equivalent to 302 soybean bags per arable hectare. In June 2020, we sold 1,875 hectares of our Jatobá farm, 1,500 of which are arable, for a total sale price of R$45.0 million, equivalent to 300 soybean bags per arable hectare. In August 2020, we sold 133 arable hectares, for a total sale price of R$3.8 million. In May 2021, we sold 1,654 hectares of our Jatobá farm, 1,250 of which are arable, for R$67.1 million, equivalent to 300 soybean bags per arable hectare.

Alto Taquari Farm: As of June 30, 2021, the Alto Taquari farm had an area of 5,103 hectares. The Alto Taquari farm was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2023. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

On October 7, 2021, we entered into an agreement to sell an area comprised of 3,723 hectares (2,694 arable hectares) in the Alto Taquari Farm. The sale price was R$589.0 million (approximately R$218,641/arable hectare) or 1,100 soybean bags per arable hectare. Part of such price corresponding to R$16.5 million was paid in October 2021 and an additional payment of R$31.4 million shall be made by November 2021. The remaining balance is indexed in soybean bags and will be paid in eight annual installments, starting in May 2022. The delivery of the area will occur in two phases, the first occurred in October 2021, consisting of 2,566 hectares (1,537 arable hectares), in the amount of approximately R$336.0 million, and the second will occur in September 2024, consisting of 1,157 arable hectares, in the amount of approximately R$253.0 million. We intend to continue to explore and operate the areas that were sold until completion of each delivery phase.

Considering this sale, the of Alto Taquari Farm area in the portfolio is 1,380 hectares (809 arable hectares).

Araucária Farm: As of June 30, 2021, the Araucária farm had an area of 5,534 hectares. The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007, in partnership with Brenco, in the proportion of 75% and 25%, respectively, for the total amount of R$80.0 million. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which our partnership with Brenco was terminated and we remained the sole owners of 9,682 hectares of the Araucária farm, equivalent to R$70.7 million. The property is located in the Municipality of Mineiros, in the State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

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

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2021/2022. The term of the agreement may be extended automatically for five additional sugarcane cycles.

Chaparral Farm: As of June 30, 2021, the Chaparral farm had an area of 37,182 hectares. The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

Nova Buriti Farm: As of June 30, 2021, the Nova Buriti farm had an area of 24,212 hectares. The Nova Buriti farm was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

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

Preferência Farm: As of June 30, 2021, the Preferência farm had an area of 17,799 hectares. The Preferência farm was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for cattle raising and grain cultivation.

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

Partnership V: On August 28, 2018, we entered into a rural partnership agreement with respect to a property located in São Felix do Araguaia, in the state of Mato Grosso (“Partnership V”), pursuant to which we have the right to operate an area of up to 20,138 hectares for up to 10 years. In August, 2018, the partnership agreement was amended in order to reduce our right to operate to an area of up to 17,150 hectares for up to 10 years. These areas are mature, with more than five years under production and are suitable for a second crop.

Serra Grande and Partnership VII: As of June 30, 2021, the Serra Grande farm had an area of 4.489 hectares In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,904 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and will make remaining payments in three equal annual installments.

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

As the properties were not sold to third-parties, on June 6 and June 8, 2017, we and Carlos Casado decided to proceed with the re-distribution of assets and liabilities of Cresca, whereby we would separate and divide the assets and liabilities of Cresca, and Cresca would re-distribute them to us and to Carlos Casado. As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of the Company’s investment in Cresca and (ii) Moroti, a subsidiary that received, on February 9, 2018, upon conclusion of the process, all other assets and liabilities of Cresca attributed to us, including land and debts.

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the re-distribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which our share was R$16.6 million. See Note 1.6 to our financial statements for the fiscal year ended June 30, 2020.

As of June 30, 2021, Moroti owned 59,585 hectares of which 34,673 were arable.

Arrojadinho Farm: On November 22, 2019, we entered into a Merger Agreement with Agrifirma Holding. Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and Agrifirma Warrants issued by us to the selling shareholders of Agrifirma Holding.

Agrifirma and its subsidiaries are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as us, we expect the following impacts immediately after the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which we obtained control of Agrifirma. The Merger was accounted for pursuant to IFRS 3 – Business Combinations. Please see Note 1.1 to our financial statements for the fiscal year ended June 30, 2021.

Following the Merger, we added 28,930 hectares to our property portfolio, of which 16,642 hectares are on the Arrojadinho Farm, located in Jaborandi, in the State of Bahia. The Arrojadinho farm is suitable for grain production and cattle raising.

During the planting season for our 2020/2021 crop year, we planted 4,507 hectares of grains at the Arrojadinho farm.

Rio do Meio Farm: On November 22, 2019, we entered into a Merger Agreement with Agrifirma Holding. Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and Agrifirma Warrants issued by us to the selling shareholders of Agrifirma Holding.

Agrifirma and its subsidiaries are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as us, we expect the following impacts immediately after the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which we obtained control of Agrifirma.

Following the Merger, we added 28,930 hectares to our property portfolio, of which 12,288 hectares are on the Rio do Meio Farm, located in Jaborandi, in the State of Bahia. The Rio do Meio farm is suitable for grain production and cattle raising.

On September 20, 2021, we entered into an agreement to sell an area comprised of 4,573 hectares (2,859 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$130.1 million (approximately R$45,507/arable hectare) or 250 soybean bags per arable hectare, which was divided into seven annual installments, with an advance of R$5.3 million, which was already paid, and the first installment in the amount of R$10.6 million becoming due in 2021. The remaining balance will be paid in seven annual installments.

After the sale, Rio do Meio Farm remained on our portfolio, with a total area of 7,715 hectares.

Bananal X Farm: On March 22, 2019, we signed a purchase and sale agreement for a total area of 2,160 hectares (1,714 arable hectares) of the Bananal X Farm, located in Luís Eduardo Magalhães, in the State of Bahia. The agreement was for a fixed price of R$28.0 million to be paid in seven instalments. As of June 30, 2020, the farm was classified as a non-current asset held for sale due to a disagreement with the lessor of the farm that prevented the title transfer to the buyer. On July 31, 2020, the parties reached an agreement and we recognized the sale with a zero profit or loss effect, as the asset was recorded at its fair value, less selling expenses.

On the sale closing date, we received R$7.5 million, and the remaining balance of R$20.5 million will be paid by buyer in three annual instalments through 2023.

Acres del Sud: On December 20, 2020, our controlling shareholder, Cresud, initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

On February 4, 2021, after the fulfillment of the conditions precedent negotiated under the share purchase agreement, we assumed control of Acres del Sud. The purchase price was negotiated at R$160.4 million, based on the estimated preliminary net assets calculated as of June 30, 2020, which we paid for in full in cash. The agreement set forth a price adjustment to reflect the equity variation of the Bolivian companies from June 30, 2020 to the base date of the transaction, in accordance with the criteria established by the parties. The procedures for adjusting the price were concluded on March 21, 2021 and generated an additional payment obligation of R$5.4 million, which was paid for by us on April 30, 2021.

Partnership VIII: On December 9, 2020, we entered into a rural use and call option agreement up to October 31, 2021 with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we have the right to operate and purchase an area of 1,057.4528 hectares.

Investment in Brenco – Companhia Brasileira de Energia Renovável

In March 2007, we acquired an indirect minority interest in Brenco, controlled by Novonor S.A. – Em Recuperação Judicial, through our 40.65% investment in Green Ethanol LLC (previously known as Tarpon All Equities Fund LLC), which we acquired for a purchase price of US$2.5 million. Green Ethanol LLC held 2.47% of the capital stock of Brenco, including 7,600,000 warrants issued by Brenco. In March 2008, we signed contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles. See “Item 4—Information On the Company—Material Agreements.”

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

Material Agreements

Acres del Sud

On December 20, 2020, our controlling shareholder, Cresud, initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

On February 4, 2021, after the fulfillment of the conditions precedent negotiated under the share purchase agreement, we assumed control of Acres del Sud. The purchase price was negotiated at R$160.4 million, based on the estimated preliminary net assets calculated as of June 30, 2020, which we paid for in full in cash. The agreement set forth a price adjustment to reflect the equity variation of the Bolivian companies from June 30, 2020 to the base date of the transaction, in accordance with the criteria established by the parties. The procedures for adjusting the price were concluded on March 21, 2021 and generated an additional payment obligation of R$5.4 million, which was paid for by us on April 30, 2021.

Partnership VIII

On December 9, 2020, we entered into a rural use and call option agreement with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we have the right to operate and purchase an area of 1,057.4528 hectares.

Agrifirma

On November 22, 2019, we entered into a Merger Agreement with Agrifirma Holding. Under the terms of the Merger Agreement, Agrifima Holding would be merged into us and we would receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and Agrifirma Warrants issued by us to the selling shareholders of Agrifirma Holding.

Agrifirma and its subsidiaries are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as us, we expect the following impacts immediately after the merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which we obtained control of Agrifirma.

Based on the terms of the Merger Agreement, the consideration transferred in the form of shares was determined based on an initial exchange ratio (preliminary numbers), final exchange ratio (adjustment to exchange ratio) and adjustments due to indemnifications. The Merger Agreement also sets forth the minimum number of shares to be transferred at 5,392,872.

The parties agreed to define a first exchange ratio based on preliminary book values as of June 30, 2019, adjusted for the market value of the real estate held by us and Agrifirma Holding, according to an appraisal report issued by a specialized third party. In addition, part of the consideration was agreed to be issued by us in the form of subscription warrants. As a result, the number of shares and warrants to be issued to the shareholders of Agrifirma was set at 5,215,385 shares and 654,487 warrants.

Pursuant to the Merger Agreement, the initial exchange ratio was adjusted to reflect the changes in the assets described above on the preliminary balance sheet as of June 30, 2019 through the acquisition date, on January 27, 2020, which was the date of the consummation of the Merger Agreement.

On April 1, 2020, we notified the former shareholders of Agrifirma Holding that the final exchange ratio, based on the changes in net equity from June 30, 2019 to January 27, 2020, was determined and reached the minimum number established in the merger agreement, totaling 5,392,872 shares as the final consideration to be paid by us.

The Merger Agreement also sets forth certain obligations for the payment of compensation by us and the selling shareholders of Agrifirma if certain contractually indemnifiable losses occur within two years from the date of the Merger Agreement.

On June 18, 2020, we and the selling shareholders of Agrifirma signed a settlement agreement, pursuant to which the final exchange ratio was agreed at the minimum number of shares, totaling 5,392,872 shares. The parties also agreed that, given the resolution of a contingency by the date of the settlement agreement, the selling shareholders of Agrifirma agreed to return the amount of R$3.5 million in restricted shares and Agrifirma Warrants on January 27, 2022, which were calculated using the market price of our average share price during the 90 days prior to the settlement date.

The unrestricted shares issued for the consideration in connection with the acquisition of Agrifirma’s control are recognized as equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant dividends are recorded under “other liabilities” in the statement of financial position as their final amount may vary due to certain conditions set forth in the Merger Agreement and, for such reason, do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the Agrifirma Warrants are considered potential common shares and as such included in the calculation of diluted earnings per share. See Note 1.1 to our financial statements for the fiscal year ended June 30, 2021.

Serra Grande Farm Acquisition and Partnership VII

In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,904 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was set in R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and the balance will be paid through three equal annual installments.

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

The second agreement under Partnership IV governs the rights and obligations of the agricultural partners, through which we acquired sugarcane crops planted by the agricultural partner in the areas referred to in the partnership agreement described above. This agreement meets the definition of a finance lease. As consideration, we undertake to return, at the end of the agreement, the area referred to in the partnership agreement together with sugarcane stubble crops with the capacity to produce 850,000 tons of sugarcane in the crop year subsequent to the termination of the agricultural partnership agreement.

Brenco – Companhia Brasileira de Energia Renovável

 In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2020, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar, or ATR, price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo, or CONSECANA). For the year ended June 30, 2021, net revenue of our sugarcane production to Brenco was R$87.7 million, representing 13.2% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest. However, Brenco is facing financial difficulties and may not comply with its contractual obligations.

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

The second agreement relates to the regulation of rights and obligations between agricultural partners from whom we acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial leasing. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 53,845 tons of sugarcane, of which 18,604 tons will be paid within one year and 35,241 tons will be paid within one to five years.

In the year ended June 30, 2021, we delivered a total of 840,625 million tons of sugarcane pursuant to the agreements described above.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by us.

In the year ended June 30, 2021 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Novonor S.A. – Em Recuperação Judicial, is being investigated for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019. Novonor’s CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, early maturity of debts, among others. Therefore, Brenco’ controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

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

As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of our investment in Cresca and (ii) Moroti, a subsidiary that has received, on February 9, 2018, upon conclusion of the process, all other assets and liabilities of Cresca attributed to us, including land and debts.

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the re-distribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32.9 million, of which our share was R$16.6 million. See Note 1.6 to our financial statements for the fiscal year ended June 30, 2020.

As of June 30, 2021, Moroti owned 59,585 hectares of which 34,673 were arable.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of customers who have substantial bargaining power. In the year ended June 30, 2021, our three largest customers, Agro Serra, Brenco and Cargill, accounted for 50% of our total revenue. See “Item 3—Key Information—Risk Factors— Substantially all of our revenue is derived from a small number of customers, and we currently face a risk of default by our main customer.”

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

We have a civil liability insurance policy that covers liability arising from compensation for damages caused to third parties in an amount of up to R$5 million. This policy is currently in force and will expire on November 19, 2021. We are negotiating with the insurance company to extend this policy.

We also have a business insurance policy (rural multi-risk) for storage structure (silo) and machinery located at our Chaparral farm located in Correntina, in the State of Bahia. This policy provides for different maximum indemnity coverage, depending on the insured event, such as lightning, explosion, electrical damages or windstorm. This policy is currently in force and will expire on April 2, 2022.

We also have a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or other body created by our bylaws or employees that hold a management position to which they have been elected or appointed, provided that such election or appointment has been ratified by competent bodies, as applicable, and that the indemnification shall always be subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$30 million, and environmental damages up to R$30 million. This policy is currently in force and will expire on February 2, 2022.

We have an insurance policy that covers certain specific machinery (harvesters and planters), as well as the irrigation pivot system at our São José farm.

We also have an insurance policy that covers our headquarters office for fire, lighting and explosion events, as well as electric damage. This policy is currently in force and will expire on June 10, 2022.

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

We also have filed three trademark registration applications for the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” under applications No. 827971575, 827971567 and 827971583. Registration No. 827971567 was approved on April 7, 2020 and will expire on April, 7, 2030. Reistration Nos. 827971575 and 827971583 were approved on June 14, 2011 and January 28, 2014, respectively, and will expire on June 14, 2031 and January 28, 2024, respectively.

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

Following the Merger of Agrifirma, we also became the title owner of the following trademarks: (i) Registration No. 830154647, concerning the participation in other companies as a partner or shareholder, purchase and sale of real estate, and management of real estate, which was renewed on February 8, 2021 and will expire on February 8, 2031; (ii) Registration No 830154566, concerning coffee and cotton processing services, which was registered on November 29, 2016 and will expire on November 29, 2026; (iii) Registration No 830154620, concerning harvesting services (agricultural services), services of advice, consultancy and information on research in the field of agriculture, which was renewed on February 8, 2021 and will expire on February 8, 2031; (iv) Registration No. 830154663, concerning buying, selling, importing, exporting and commercialization of products related to agriculture, livestock and reforestation, such as coffee, cotton, soy, corn, firewood, cattle and their derivatives, such as meat and milk, which was registered on February 14, 2012 and will expire on February 8, 2031; and (v) Registration No. 830154582, concerning transport and storage services, which was renewed on February 8, 2021 and will expire on February 8, 2031.

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

Environmental Licenses

Environmental licensing is required for activities utilizing environmental resources that are considered potentially pollutant, or those that may in any way cause environmental degradation. Some Brazilian states, Bolivia and Paraguay require licenses for agricultural and animal-raising activities.

The environmental licensing procedure includes authorizations to change land use, water use licenses, licenses for agriculture, animal-raising activities and livestock activities, etc. All of these licenses guarantee that activities are being carried out in compliance with environmental laws and their possible impacts are being mitigated or compensated.

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

Protected Areas

All rural properties in Brazil are required by law to maintain legal reserve areas. A legal reserve area is an area of each rural property where deforestation is not allowed and that is necessary for the sustainable use of natural resources, conservation and rehabilitation of ecological processes, conservation of biodiversity and shelter and protection for native fauna and flora. These areas are required in perpetuity.

In Brazil, it is mandatory to maintain as legal reserve at least 80% of an agricultural property located in Floresta biome within Amazonia Legal, 35% for an agricultural property in the savannah region within Amazonia Legal and 20% for an agricultural property located in other forms of native vegetation in other regions of Brazil. In Paraguay, it is mandatory to maintain as legal reserve at least 25% of all agricultural property with more than 20 hectares in forest regions and also a corridor of native vegetation of at least 100 meters for every 100 hectares of agricultural or livestock. In Bolivia, local laws do not require that a legal reserve be established, but it is mandatory that the property conform with its social economic purpose, which include the obligation to preserve, according to local laws, the biodiversity and the environment.

Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It will only be possible to intervene in these areas through previous authorization by the competent state environmental agency or, as an exception, with the specific purpose to avoid damage to the environment.

In addition to these areas, there are also areas for environmental compensation, and ecological corridors, which safeguard interconnection of fragments of vegetation, ensuring protection of local biodiversity. Protected areas may not be suppressed, without authorization of the competent state environmental agency, and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in applicable regulations.

As of June 30, 2021, 72.974 hectares, or approximately 33% of the total area of our properties, consist of protected areas.

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

As of June 30, 2021, approximately 55.9% of our common shares were held by foreigners.

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

The chart below illustrates our corporate structure os of June 30, 2021. All of our subsidiaries are incorporated in Brazil, Bolivia and Paraguay.

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

Our operations in Brazil, Bolivia and Paraguay continued normally and, to date, we have not had had any material impact on our business and operations arising out of the COVID-19 pandemic. However, there are no recent comparable events that may guide us as to the effects of the COVID-19 pandemic, and we cannot anticipate the final effects of the COVID-19 pandemic on our business and operations until the COVID-19 pandemic is resolved.

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

Brazilian GDP increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019, decreased 4.1% in 2020 and increased 6.4% in the first six months of 2021. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, published by IBGE, was 2.95%, 3.75%, 4.31% and 4.52% per year in 2017, 2018, 2019 and 2020, respectively, and 3.77% in the first six months of 2021. The U.S. dollar depreciated 1.5% in 2017, 17.1% in 2018, 0.6% in 2019 and 29.2% in 2020. In 2021 (until September 30, 2021), the real depreciated by 4.7% against the U.S. dollar. Unemployment in Brazil increased from 6.8% in January 2014 to 14.1% in June 2021. International reserves held by the Central Bank of Brazil decreased from US$376.7 billion as of September 30, 2016 to US$368.9 billion as of September 30, 2021.

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

In 2020, the COVID-19 pandemic has significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. Actual and potential impacts of the COVID-19 pandemic on the global economy, the economies of certain countries and certain companies has led ratings agencies to review and downgrade the credit ratings of sovereigns and issuers of securities around the world. In May 2020, Fitch downgraded the sovereign credit rating of Brazil to BB- with negative outlook, citing the deterioration of the Brazilian economic environment as a result of political instability and the ongoing COVID-19 pandemic, which was reaffirmed in May 2021. A potential further downgrade of the ratings of Brazil, our ratings, or those of our debt securities could result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity and ability to obtain additional financing under desired terms and conditions.

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2021	2020	2019	Source
Soybean Price (Paranaguá)	(R$/bag)
Closing	158.12	115.32	81.80	Bloomberg
Exchange rate	(R$ per US$ 1.00)
Beginning	5.37	3.82	3.90	Bloomberg
Closing	5.00	5.48	3.83	Bloomberg
Average	5.39	4.47	3.86	Bloomberg
ATR (R$/Kg of ATR)(1)	0.94	0.68	0.62	http://www.udop.com.br
Closing IGP-M (%)(2)	35.75%	7.31%	6.51%	BACEN
IPCA(3)	8.35%	2.13%	3.37%	BACEN
CDI(4)	2.26%	4.59%	6.32%	BACEN
NPK(5) (R$/ton)	2,146.91	1,362.73	1,150.28	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.

(2)	IGP-M is published monthly by FGV.

(3)	IPCA is published monthly by IBGE.

(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).

(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from the sale of (i) grains (comprised of soybean, corn, bean, cotton and sorghum); (ii) sugarcane; (iii) cattle and (iv) other farming products.

Taxes on sales

Taxes on sales vary depending on the product and the market, as follows:

Tax	Direct Export	Sale to Importer/Exporter	Domestic market
ICMS	Not levied	Not levied	Levied
PIS	Not levied	Not levied	Levied
COFINS	Not levied	Not levied	Levied
FUNRURAL	Not levied	Not levied	Levied
FETHAB	Levied	Levied	Levied

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

State Fund for Transport and Housing (Fundo Estadual de Transporte e Habitação, or FETHAB) is a contribution per ton of products (soybean, corn, beans) sold in the State of Mato Grosso, as follows: R$38.48 per ton of soybean, R$10.91 per ton of corn and R$8.73 per ton of beans.

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

Income and social contribution-current and deferred taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries Imobiliária Engenho Ltda., I.A. Agro Ltda., GL Empreendimentos e Participações Ltda. and Agrifirma Brasil Agropecuária S.A. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

Investment properties

The land of rural properties purchased by us is measured at acquisition cost, which does not exceed its net realizable value and is presented in “Non-current assets.” The fair value of the investment properties were obtained through valuation reports of the farms prepared by independent experts. The valuation is carried out according to market practices. Certain factors such as location, type of soil, climate of the region, calculation of the improvements, presentation of the elements and calculation of the land value are all taken into account during the valuation process.

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

New standards, amendments and interpretations of standards

New or revised pronouncements applied for the first time in the current year

Amendments to IFRS 3 – Definition of a Business

The amendment to IFRS 3 – Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company, but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 – Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 – Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 – Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 16 – COVID-19 Related Rent Concessions

On 28 May 2020, the IASB issued COVID-19-Related Rent Concessions – Amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. This amendment had no impact on the consolidated financial statements of the Company.

New or revised pronouncements applied for the first time in the year ended June 30, 2020

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement contains a Lease, SIC-15 – Operating Leases-Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor.

The Company adopted IFRS 16 using the modified retrospective method of adoption, with the date of initial application of July 1, 2019.

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

New or revised pronouncements applied for the first time in the year ended June 30, 2019

In the fiscal year starting July 1, 2018, the Company adopted IFRS 9 – Financial Instruments and IFRS 15 – Revenues from Contracts with Customers. The adoption of these new standards did not have any impact in the Company’s statement of income, except for the amended and additional disclosures required by these standards.

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

Standards issued but not yet in force

Amendments to IFRS 3 – Defining Businesses

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

Amendments to IAS 1 and IAS 8 – Definition of Material Omission

In October 2018, IASB issued amendments to IAS 1 and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of omission in all standards, with the information material if omitting, misstating or obscuring if it could reasonably influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

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

Recent Developments

Sale of Rio do Meio Farm

On September 20, 2021, we entered into an agreement to sell an area comprised of 4,573 hectares (2,859 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$130.1 million (approximately R$ 45,507/arable hectare) or 250 soybean bags per arable hectare, which was divided into seven annual installments, with an advance of R$5.3 million, which was already paid, and the first installment in the amount of R$10.6 million becoming due in 2021. The remaining balance will be paid in seven annual installments.

Sale of Alto Taquari Farm

On October 7, 2021, we entered into an agreement to sell an area comprised of 3,723 hectares (2,694 arable hectares) in the Alto Taquari Farm located in Alto Taquari, in the State of Mato Grosso. The sale price was R$589.0 million (approximately R$218,641/arable hectare) or 1,100 soybean bags per arable hectare. Part of such price corresponding to R$16.5 million was paid in October 2021 and an additional payment of R$31.4 million shall be made by November 2021. The remaining balance is indexed in soybean bags and will be paid in eight annual installments, starting in May 2022. The delivery of the area will occur in two phases, the first occurred in October 2021, consisting of 2,566 hectares (1,537 arable hectares), in the amount of approximately R$336.0 million, and the second will occur in September 2024, consisting of 1,157 arable hectares, in the amount of approximately R$253.0 million. We intend to continue to explore and operate the areas that were sold until completion of each delivery phase.

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

	Year Ended June 30, 2021
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	662,952	11,365	330,417	27,771	264,978	28,966	(545)	—
Gain from sale of farm	53,097	53,097	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	527,348	—	348,307	30,051	142,302	10,234	(3,546)	—
Reversal of provision for agricultural products after harvest	(22,728)	—	(22,728)	—	—	—	—	—
Cost of sales	(729,145)	(1,874)	(431,126)	(37,082)	(231,543)	(25,596)	(1,924)	—
Gross profit	491,524	62,588	224,870	20,740	175,737	13,604	(6,015)	—

Operating income (expenses)
Selling expenses	(27,951)	(491)	(26,073)	(289)	(563)	(535)	—	—
General and administrative expenses	(46,852)	—	—	—	—	—	—	(46,852)
Other operating income	(22,613)	—	—	—	—	—	—	(22,613)
Equity pickup	11	—	—	—	—	—	—	11
Operating income (loss)	394,119	62,097	198,797	20,451	175,174	13,069	(6,015)	(69,454)

Net financial income
Financial income	849,623	269,001	524,696	3,253	3,406	4,113	-	45,154
Financial expenses	(945,611)	(233,339)	(601,953)	(7,431)	(8,929)	(7,273)	-	(86,686)
Income (loss) before taxes	298,131	97,759	121,540	16,273	169,651	9,909	(6,015)	(110,986)

Income and social contribution taxes	19,515	(10,762)	(41,324)	(5,533)	(57,681)	(3,369)	2,045	136,139

Net income (loss) for the year	317,646	86,997	80,216	10,740	111,970	6,540	(3,970)	25,153

	Year Ended June 30, 2020
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	487,568	14,680	233,413	13,052	192,942	32,674	807	—
Gain from sale of farm	61,420	61,420	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	160,371	—	86,373	1,373	75,861	(1,298)	(1,938)	—
Reversal of provision for agricultural products after harvest	(4,153)	—	(4,153)	—	—	—	—	—
Cost of sales	(483,813)	(4,876)	(245,805)	(13,529)	(184,811)	(32,436)	(2,356)	—
Gross profit	221,393	71,224	69,828	896	83,992	(1,060)	(3,487)	—

Operating income (expenses)
Selling expenses	(14,300)	3,731	(16,247)	(282)	(1,136)	(366)	—	—
General and administrative expenses	(43,890)	—	—	—	—	—	—	(43,890)
Other operating income	1,231	—	—	—	—	—	—	1,231
Equity pickup	(150)	—	—	—	—	—	—	(150)
Operating income (loss)	164,284	74,955	53,581	614	82,856	(1,426)	(3,487)	(42,809)

Net financial income
Financial income	375,413	146,161	11,325	886	—	—	23,053	193,988
Financial expenses	(406,168)	(133,795)	(39,362)	(3,651)	(4,828)	(1,532)	(43,175)	(179,825)
Income (loss) before taxes	133,529	87,321	25,544	(2,151)	78,028	(2,958)	(23,609)	(28,646)

Income and social contribution taxes	(13,975)	(6,722)	(8,685)	731	(26,530)	1,006	8,027	18,198

Net income (loss) for the year	119,554	80,599	16,859	(1,420)	51,498	(1,952)	(15,582)	(10,448)

	Year Ended June 30, 2019
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	357,910	8,520	171,735	—	160,476	16,795	384	—
Gain from sale of farm	142,812	142,812	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	56,718	—	18,714	2,619	34,511	1,526	(652)	—
Reversal of provision for agricultural products after harvest	(2,040)	—	(2,040)	—	—	—	—	—
Cost of sales	(319,214)	(1,788)	(156,656)	—	(142,303)	(17,118)	(1,349)	—
Gross profit	236,186	149,544	31,753	2,619	52,684	1,203	(1,617)	—

Operating income (expenses)
Selling expenses	(10,536)	(35)	(10,885)	—	—	(201)	585	—
General and administrative expenses	(38,812)	—	—	—	—	—	—	(38,812)
Other operating income	(1,064)	—	—	—	—	—	—	(1,064)
Equity pickup	1,102	—	—	—	—	—	—	1,102
Operating income (loss)	186,876	149,509	20,868	2,619	52,684	1,002	(1,032)	(38,774)

Net financial income
Financial income	310,538	93,460	13,699	—	79,232	—	11,549	112,598
Financial expenses	(297,616)	(116,502)	(9,566)	—	(44,569)	—	—	(126,600)
Income (loss) before taxes	199,798	126,467	25,001	2,619	86,968	1,002	10,517	(52,776)

Income and social contribution taxes	(22,719)	(7,724)	(8,500)	—	—	(341)	(3,576)	26,991

Net income (loss) for the year	177,079	118,743	16,501	2,619	(29,569)	661	6,941	(25,785)

The table below shows a summary of our statement of operations for the years indicated.

	2021	2020	2019
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	662,952	487,568	357,910
Gain on sale of farms	53,097	61,420	142,812
Changes in fair value of biological assets and agricultural products	527,348	160,371	56,718
Adjustments to net realizable value of agricultural products after harvest, net	(22,728)	(4,153)	(2,040)
Cost of sales	(729,145)	(483,813)	(319,214)
Gross profit	491,524	221,393	236,186
Selling expenses	(27,951)	(14,300)	(10,536)
General and administrative expenses	(46,852)	(43,890)	(38,812)
Other operating income (expenses) net	(22,613)	1,231	(1,064)
Share of (loss) profit of a joint venture	(11)	(150)	1,102
Operating income (loss)	394,119	164,284	186,876
Financial income	849,623	375,413	310,538
Financial expenses	(945,611)	(406,168)	(297,616)
Financial (expense) income, net	(95,988)	(30,755)	12,922
Profit before income and social contribution taxes	298,131	133,529	199,798
Income and social contribution taxes	(19,515)	(13,975)	(22,719)
Net Profit for the year	317,646	119,554	177,079
Profit attributable to equity holders of the parent	317,646	119,554	177,079
Issued shares at the fiscal year end	102,377,008	62,104,301	56,888,916
Basic earnings per share	4.56	2.11	3.29
Diluted earnings per share	4.45	2.09	3.27

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

Net revenue

Net revenue increased R$175.4 million from R$487.6 million for the year ended June 30, 2020 to R$663.0 million for the year ended June 30, 2021. This increase was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$72.0 million from R$192.9 million (reflecting sales of 2,062,354 tons at an average price of R$93.55 per ton) for the year ended June 30, 2020 to R$265.0 million (reflecting sales of 2,026,640 tons at an average price of R$130.75 per ton) for the year ended June 30, 2021. This represents an increase of 37.3% over the previous year, mainly resulting from the increase in average per-ton sugarcane sales price, which was partially offset by a decrease in sales volume. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS per ton of harvested sugarcane, from R$0.672 per kg in 2020 to R$0.937 per kg in 2021.

ii.	Revenue from grain sales: revenue from grain sales increased R$97.0 million from R$233.4 million for the year ended June 30, 2020 (reflecting sales of 252,386 tons at an average price of R$1,081.3 per ton) to R$330.4 million for the year ended June 30, 2021 (reflecting sales of 280,878 tons at an average price of R$1,176.4 per ton). This represented an increase of 41.6% over the previous year resulting from increases in soybean and corn sales, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$40.6 million from R$195.2 million (reflecting sales of 166,145 tons at an average price of R$1,174.92 per ton) for the year ended June 30, 2020 to R$235.8 million (reflecting sales of 137,581 tons at an average price of R$ 1,713.64 per ton) for the year ended June 30, 2021. This represents an increase of 20.8% over the previous year resulting mainly from the increase in commodity prices.

●	Revenue from corn sales: revenue from corn sales increased R$42.0 million from R$35.0 million (reflecting sales of 84,686 tons at an average price of R$413.60 per ton) for the year ended June 30, 2020 to R$77.0 million (reflecting sales of 139,485 tons at an average price of R$552.09 per ton) for the year ended June 30, 2021. This represents an increase of 118.7% over the previous year, which was a result of the increase in the number of hectares planted, including the production volume increase from the acquisition of farms in Bolivia in the beginning of 2021 as well as an increase in the corn sales price.

iii.	Revenue from cattle sales: cattle-raising revenue decreased by R$3.7 million from R$32.7 million (related to the sale of 15,159 head of cattle at R$5.72 per kilo) for the year ended June 30, 2020 to R$29.0 million (related to the sale of 9,685 head of cattle at R$ 7.91 per kilo) for the year ended June 30, 2021. The decrease in the volume sold is due to the stage of maturity of the herd in 2021, with fewer heads of cattle in the point of sale during the year ended June 30, 2021.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2021	2020	2021	2020	2021	2020
Grain	89,571	81,905	282.420	252,386	330.417	233,413
Sugarcane	27,831	29,169	2,248,492	2,236,328	264.978	192,942

Gain on sale of farms

For the year ended June 30, 2021, the gain on sale of farms was R$53.1 million, including the sale of 1,654 hectares (1,250 arable hectares), 133 arable hectares of the Jatobá Farm and 2,160 hectares (1,714 arable hectares) of the Bananal X Farm, a rural property located in Luís Eduardo Magalhães, in the State of Bahia. We also recognized a gain of R$2.9 million related to deferred revenue after final measurement of the Jatobá II Farm. Revenue from sales of farms totaled R$85.8 million, at a cost of R$32.7 million, including indirect taxes. For the year ended June 30, 2020, we sold 3,199 hectares of the Jatobá and Alto Taquari Farms in the States of Bahia and Mato Grosso, respectively, for an aggregate amount of R$71.5 million at a cost of R$10.1 million, including indirect taxes.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products increased R$367.0 million from a gain of R$160.4 million for the year ended June 30, 2020 to a gain of R$527.4 million for the year ended June 30, 2021. This variation resulted mainly from the increase in the fair value of biological assets and agricultural products of grains from a gain of R$86.3 million for the year ended June 30, 2020 to a gain of R$348.3 million for the year ended June 30, 2021. Such variation was mainly due to an increase in the commodities prices in relation to the previous year due to market conditions. In addition, the fair value of biological assets and agricultural products of sugarcane varied from a gain of R$75.9 million for the year ended June 30, 2020 to a gain of R$142.3 million for the year ended June 30, 2021. Such variation was a result of the increase in ethanol prices.

Adjustments to net realizable value of agricultural products after harvest

We recognized an impairment of net realizable value of agricultural products after harvest of R$4.2 million for the year ended June 30, 2020. For the year ended June 30, 2021, we recognized an impairment of net realizable value of agricultural products after harvest of R$22.7 million. Such variations resulted from the increase in the corn and soybean prices from the harvest time to the end of the fiscal year.

Cost of sales

Cost of sales increased R$245.3 million from R$483.8 million for the year ended June 30, 2020 to R$729.1 million for the year ended June 30, 2021.

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$125.8 million. Our average cost per ton of soybean sold increased 94.4% from R$1,241.64 per ton (corresponding to 166,145 tons at a total cost of R$206.3 million) for the year ended June 30, 2020 to R$2,413.92 per ton (corresponding to 137,581 tons at a total cost of R$332.1 million) for the year ended June 30, 2021, mainly due to an increase in the commodity price, which was partially offset by a decrease in the volume sold.

ii.	Cost of corn sold: the cost of corn sold increased by R$45.8 million. Our average cost per ton of corn sold increased 45.8% from R$385.9 per ton (corresponding to 84,686 tons at a total cost of R$32.7 million) for the year ended June 30, 2020 to R$562.5 per ton (corresponding to 139,485 tons at a total cost of R$78.5 million) for the year ended June 30, 2021, mainly due to an increase in the commodity price and an increase in the volume sold.

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$46.7 million. Our average cost per ton of sugarcane sold increased 28% from R$89.61 per ton (corresponding to 2,062,354 tons at a total cost of R$184.8 million) for the year ended June 30, 2020 to R$114.72 per ton (corresponding to 2,018,393 tons at a total cost of R$231.5 million) for the year ended June 30, 2021, mainly due to an increase in the sugarcane market price, which was partially offset by a decrease in the volume sold.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2021 was R$491.5 million, representing an increase of R$270.1 million, compared to R$221.4 million for the year ended June 30, 2020.

Selling expenses

Selling expenses increased by R$13.7 million from R$14.3 million for the year ended June 30, 2020 to R$28.0 million for the year ended June 30, 2021. The increase of R$13.7 million was mainly due to a gain related to the reversal of allowance for expected credit losses in 2020, arising from the acquisition of Agrifirma, an increase in commissions and selling expenses related to a higher volume of agricultural products sold, and an increase in freight and storage expenses, from R$14.5 million in the year ended June 30, 2020 to R$24.7 million in the year ended June 30, 2021, due to the opening of a silo plant at the Araucária Farm and the higher cost of processing storage in the Xingu region. Selling expenses were also affected by the soybean crop failures in Paraguay, the Company incurred in commercial fines in the amount of R$4.5 million for the year ended June 30, 2021..

General and administrative expenses

General and administrative expenses increased R$3.0 million from R$43.9 million for the year ended June 30, 2020 to R$46.9 million for the year ended June 30, 2021. This increase was primarily due to higher personnel expenses, taxes paid for the 2nd long-term stock incentive plan approved by us in May 2021 and the increase in expenses with listing and bookkeeping costs, expenses with phone services, building maintenance, notary offices and insurance, in connection with the growth of the Company’s operations.

Other operating income (expenses), net

For the year ended June 30, 2020, other operating income, net, amounted to R$1.2 million. For the year ended June 30, 2021, other operating expenses, net, amounted to R$22.6 million. Other operating expenses, net for the year ended June 30, 2021, relate to (i) higher expenses arising out of settlements in connection with labor lawsuits entered into during the year ended June 30, 2021, (ii) the contractual losses, costs referring to commercial contracts resulting from the crop failures in Paraguay; and (iii) the negative impact of R$12.7 million on the subscription warrants issued in connection with Agrifirma’s merger as a result of the price change in our shares.

Equity pickup

For the year ended June 30, 2021 we recorded a gain of R$ 0.01 million compared to an expense of R$0.2 million for the year ended June 30, 2020.

Financial income (expenses), net

Financial income increased R$474.2 million from R$375.4 million for the year ended June 30, 2020 to R$849.6 million for the year ended June 30, 2021 and financial expenses increased R$539.4 million from R$406.2 million for the year ended June 30, 2020 to R$945.6 million for the year ended June 30, 2021. The variation in financial income (expenses), net is mainly attributable to:

i.	The increase in gains on remeasurement of receivables from the sale of farms and leases in the amount of R$28.5 million, which was due to the variation in the amount to be received from the sales of the Araucária, Alto Taquari and Jatobá Farms, denominated in soybean bags. This variation is explained by the variation of the soybean price index, considering the Chicago Stock Exchange (CBOT), port premium (basis), exchange rate and interest rate (with reference to the CDI).

ii.	The increase in foreign exchange losses in the amount of R$7.3 million, which was due to the variations of the exchange rate of the Brazilian real against the U.S. dollar in the year ended June 30, 2021 as compared to the year ended June 30, 2020.

iii.	The increase in losses from realized and unrealized derivative transactions in the amount of R$77.3 million. The derivatives result reflects the commodities hedge operations results and the impact of the exchange variation of the Brazilian real against the U.S. dollar on cash, which was partially dollarized in order to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$19.5 million for the year ended June 30, 2021 and of R$(14.0) million for the year ended June 30, 2020. Current income and social contribution tax expenses increased from R$ 10.5 million for the year ended June 30, 2020 to R$31.0 million for the year ended June 30, 2021. Deferred income and social contribution tax expenses increased from R$(3.5) million for the year ended June 30, 2020 to R$50.5 million for the year ended June 30, 2021.

Profit for the year

As a result of the above, profit for the year ended June 30, 2021 increased to R$317.6 million, compared to R$119.6 million for the year ended June 30, 2020.

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

Financial income (expenses), net

Financial income increased R$64.9 million from R$310.5 million for the year ended June 30, 2019 to R$375.4 million for the year ended June 30, 2020 and financial expenses increased R$108.6 million from R$297.6 million for the year ended June 30, 2019 to R$406.2 million for the year ended June 30, 2019. The variation in financial income (expenses), net is mainly attributable to:

i.	The decrease in the gain on remeasurement of receivables from the sales of farms and leases from R$173.0 million for the year ended June 30, 2019 to R$146.2 million for the year ended June 30, 2020 and the decrease in the loss on remeasurement of receivables from the sale of farms and leases from R$161.5 million for the year ended June 30, 2019 to R$108.6 million for the year ended June 30, 2020, which related mainly to the adjustment to the present value of such receivables. The net gain on remeasurement of receivables from the sale of farms and machinery of R$37.5 million was due to the variation in the amount to be received due to the sales of the Araucária, Alto Taquari and Jatobá Farms, totaling 3.7 million soybean bags. This variation is explained by the soybean price index, considering the Chicago Stock Exchange (CBOT), port premium (basis), exchange rate and interest rate (with reference to the CDI).

ii.	The increase in foreign exchange income from R$17.1 million for the year ended June 30, 2019 to R$14.0 million for the year ended June 30, 2020 and the increase in foreign exchange expenses from R$17.7 million for the year ended June 30, 2019 to R$15.8 million for the year ended June 30, 2020, which resulted in a net loss of R$1.1 million for the year ended June 30, 2020.

iii.	The increase of R$91.9 million of realized and unrealized gains on derivatives transactions from R$114.3 million for the year ended June 30, 2019 to R$206.2 million for the year ended June 30, 2020 and the increase of R$155.8 million of realized and unrealized losses on derivatives transactions from R$98.6 million for the year ended June 30, 2019 to R$254.4 million for the year ended June 30, 2020. For the year ended June 30, 2020, the net result of derivative transactions was a loss of R$48.2 million, of which R$68.8 million loss is related to currency operations and R$20.9 million gain is related to operations with commodities. For the year ended June 30, 2019, derivative operations totaled R$15.7 million gain, of which R$10.1 million are related to currency operations and R$5.6 million are in operations with commodities. The derivatives result reflects the commodities hedge operations results and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

iv.	The increase in interest on marketable securities and receivables from R$6.1 million for the year ended June 30, 2019 to R$9.0 million for the year ended June 30, 2020.

v.	The increase in interest on marketable securities expenses from R$0.3 million for the year ended June 30, 2019 to R$1.5 million for the year ended June 30, 2020 in connection with the increase of the total amount of long-term loans and financing for farm development.

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

B.	Liquidity and Capital Resources

As of June 30, 2021, we held R$1,059.1 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, approximately R$37.0 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

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

Sources and Uses of Funds

We finance our investments both by using (i) our own resources; (ii) loans and credit facilities with development banks and governmental development agencies, under which interest rates are lower than market rates, due to the fact that such credit facilities have long-term characteristics; (iii) funds obtained from public offerings of our common shares; and (iv) securitization transactions in the Brazilian capital markets. Our principal sources of financing are discussed below under the heading “Indebtedness and cash and cash equivalents” and our main uses of funds include acquisition of land, cultivation of sugarcane, improvements and acquisition of machinery and vehicles.

The investments made in the fiscal year ended June 30, 2021 totaled R$78.9 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

Cash Flows

Our cash flow generation from operating activities may vary from period to period depending on fluctuations in our sales and service revenue, costs of goods sold and operating income (expenses) and may also vary within such periods as a result of seasonality. Operating activities primarily refer to revenue generated from the sale of grains and sugarcane.

Investing activities primarily refer to the acquisition of agricultural properties, developing of such properties for cultivation, purchasing machines, and re-modeling, construction and improvements to agricultural properties and sale of farms.

Financing activities primarily refer to loans and credit facilities, principally from development banks, for the development of new projects and the purchase of machines and equipment.

The table below presents our cash flows for the periods indicated.

	Year ended June 30,
	2021	2020	2019
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows (used in) from operating activities	151,232	69,024	51,338
Net cash flows (used in) from investment activities	(214,009)	(29,295)	21,266
Net cash flows from (used in) financing activities	954,857	18,451	(27,621)
Net change in cash and cash equivalents	892,080	58,180	2,451

Years ended June 30, 2021 and 2020

Operating activities: Net cash generated from operating activities was R$151.2 million for the year ended June 30, 2021 compared to R$69.0 million for the year ended June 30, 2020. This increase was primarily due to: (i) an increase in net profit for the year in the amount of R$198.1 million; and (ii) an increase in cash generated from changes in working capital in the amount of R$228.9 million, mainly due to decreases in biological assets, trade accounts receivables and other receivables, which increased cash generated in the amounts of R$230.7 million, R$76.7 million and R$52.8 million, respectively, and was partially offset by an increase in inventories in the amount of R$111.7 million and a decrease in income tax and social contribution in the amount of R$28.2 million, which decreased cash generated; which were offset by adjustments to reconcile net profit for the year in the amount of R$344.8 million, mainly due to changes in fair value of biological assets and agricultural products in the amount of R$367.0 million.

Investing activities: Net cash used in investing activities was R$214.0 million for the year ended June 30, 2021 compared to net cash from investment activities of R$29.3 million for the year ended June 30, 2020. This variation resulted mainly from the acquisition of the farms in Bolivia.

Financing activities: Net cash from financing activities was R$954.9 million for the year ended June 30, 2021 compared to net cash from financing activities of R$18.5 million for the year ended June 30, 2020. This increase was mainly due to: (i) new loans in the aggregate amount of R$488.2 million in 2021, compared to new loans of R$ 301,0 million in 2020; (ii) a decrease in dividends paid in 2021 of R$42.0 million compared to R$ 50 paid in 2020; and (iii) a capital contribution of R$871.0 million as a result of the exercise of warrants by our founders in the amount of R$448.2 million and the proceeds from the primary offering of common shares, for an amount of R$440.0 million in gross proceeds to us from the primary offering. This increase was offset by an increase in the payment of loans and financing in an aggregate amount of R$345.8 million in 2021 in relation to loans entered into to finance the 2021 harvest and sugarcane investments compared to R$144.0 million paid in 2020.

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

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and leases) was R$663.2 million as of June 30, 2021, compared to R$514.1 million as of June 30, 2020. Our short-term indebtedness as of June 30, 2021 amounted to R$322.0 million, compared to R$217.3 million as of June 30, 2020. Our long- term indebtedness as of June 30, 2021 was R$341.1 million, compared to R$296.2 million on June 30, 2020. Of the total indebtedness outstanding as of June 30, 2021, 51.4% consisted of long-term debt, compared to 57.7% as of June 30, 2020.

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

In addition, on May 25, 2018, 142,200 first issue debentures were subscribed and paid-in, not convertible into shares, in two series, for private placement totaling R$142.2 million, of which R$85.2 million in the first series and R$57.0 million in the second series. The debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio). The first series will mature on August 1, 2022, subject to interest corresponding to 106.5% of the DI Rate, and the second series will mature on July 31, 2023, subject to interest corresponding to 110.0% of the DI Rate. The debentures are secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia.

In May 2021, ISEC Securitizadora S.A., a Brazilian securitization company, issued agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (CRA) in the aggregate amount of R$240.0 million. The CRAs are backed by debentures that were issued by us and are comprised of a single series in the aggregate amount of R$240.0 million. The debentures mature on April 12, 2028 and accrue interest based on the broad consumer price index (Índice de Preços ao Consumidor Amplo), or IPCA, plus 5.36% per year, payable in seven annual installments. Principal is payable in two installments, on April 13, 2027 and April 12, 2028. The debentures are secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia.

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investment properties. Failure by us to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2021 and as of the date of this annual report, we were in compliance with these covenants.

All loans and financing agreements listed below are in reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank – BNB) that directly or indirectly grant those loans.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2021.

		Annual interest rates and charges - %
	Index	2021	2020	2021	2020
Financing for agricultural costs
	Fixed rate + CDI	1.80% + 100%	1.80% + 100%	40,561	40,568
	Fixed rate	3.24%	-	8,055	-
	Fixed rate	3.90%	3.90%	-	9,072
	Fixed rate	6.30%	6.30%	111,59	108,057
	Fixed rate	6.34%	6.34%	2,436	3,251
	Fixed rate	3.50%	-	3,078	-
	Fixed rate	7.64%	7.64%	9,779	9,076
	Fixed rate	4.91%	-	25,716	-
				201,215	170,024
Financing for agricultural costs (USD)
	Fixed rate	7.00%	7.00%	2,564	2,787
	Fixed rate	-	8.50%	-	5,573
				2,564	8,36
Financing for agricultural costs (Paraguayan guarani)
	Fixed rate	8.00%	8.00%	-	7,94
	Fixed rate	8.25%	8.25%	18,101	19,749
	Fixed rate	9.50%	-	8,191	-
				26,292	27,689
Bahia Project Financing(*)
	Fixed rate	3.50%	3.50%	10,373	10,023
	Fixed rate	-	6.50%	-	66
	Fixed rate	-	7.50%	-	165
				10,373	10,254
Financing of working capital
	Fixed rate + CDI	2% + 100%	2% + 100	-	77,516
				-	77,516
Financing of working capital (EUR)**
	Fixed rate + CDI	1.32% + 100%	-	23,23	-
				23,23	-
Financing of Machinery and Equipment – FINAME
	Fixed rate		7.22		230
					230
Financing of sugarcane
	Fixed rate	6.76%	6.76%	1,963	2,447
	Fixed rate	0.00%	6.14%	-	40,857
	Fixed rate	6.34%	6.34%	31,879	29,986
	Fixed rate	3.76%	-	28,15	-
				61,992	73,29
Debentures
	CDI	106.50%	106.50%	58,045	88,884
	CDI	110.00%	110.00%	43,717	59,548
	Fixed rate + IPCA	5.37% + 100%	-	244,565	-
				346,327	148,432
(-) Transaction costs				(8,812)	(1,682)
				663,181	514,113
Current				322,046	217,274
Non-current				341,135	296,839

(*)	Financing to raise funds for opening of crop areas and improvements at the Jatobá and Chaparral farms.
(**)	The loan in EUR is backed by a swap linked to CDI + 1.85% p.a.

Changes in loans and financing during the year ended June 30, 2021 as follows:

	2020	Contracting	Payment of Principal	Payment of Interest	Appropriation of Interest	Foreign Exchange Variation	Total as of June 30, 2021

Agricultural Cost Financing (reais)	170,024	35,856	(12,939)	(2,062)	10,336	-	201,215
Agricultural Cost Financing (Paraguayan guarani)	36,049	8,095	(13,303)	(2,919)	2,809	(1,875)	28,856
Bahia Project Financing(*)	10,254	-	(226)	(8)	353	-	10,373
Working Capital Financing	77,516	185,000	(237,000)	(2,355)	2,022	(1,953)	23,230
Financing of Machinery and Equipment – FINAME	230	-	(218)	(8)	4	(8)	-
Sugarcane Financing	73,290	27,486	(39,497)	(2,582)	3,295	-	61,992
Debentures	148,432	240,000	(42,647)	(6,557)	7,099	-	346,327
Transaction costs	(1,682)	(8,247)	-	-	1,117	-	(8,812)
	514,113	488,190	(345,830)	(16,491)	27,035	(3,836)	663,181

(*)	Financing to raise funds for opening of crop areas and improvements at the Jatobá and Chaparral farms.

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2021 were R$78.9 million, of which R$66.6 million refer to construction in progress, mostly for the clearance of areas and R$12.3 million refer to the opening and preparation of areas for cultivation and buildings and for improvements of the farm facilities.

All of our capital expenditures to date have been made as planned and according to the normal course of our operations. Our capital expenditures have not had any material impact from the COVID-19 pandemic.

Equity

Our total equity amounted to R$2,182,6 million as of June 30, 2021 and R$1,121.6 million as of June 30, 2020.

On February 3, 2021, the Company’s board of directors approved the price per common share of R$22.00 and an increase in the Company’s capital stock in the amount of R$440.0 million, through the issuance of 20,000,000 new common shares of the Company, in connection with the primary and secondary follow-on offering of commom shares. The selling shareholder in the offering sold an aggregate of 2,735,355 common shares issued by the Company.

The offering consisted of a restricted offering in Brazil, pursuant to Law No. 6,385, of December 7, 1976, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended, and a private placement to (a) a limited number of qualified institutional buyers in the United States, as defined in Rule 144A under the Securities Act, and (b) institutional and other investors outside the United States and Brazil that are not U.S. persons, in reliance on Regulation S under the Securities Act. As a result of this offering, our capital stock was increased to R$1,139.8 million, divided into 82,104,301 common shares.

On May 14, 2021, our capital stock was increased by R$448.2 million through the issuance of 20,272,707 new common shares following the exercise of the First Series Warrants by Cape Town LLC, Cresud S.A.C.I.F.Y.A and Turismo Investment S.A.U. The First Series Warrants were issued on March 15, 2006 and granted to our founding shareholders in proportion to their respective interests in our capital stock on the issuance date. As a result of the exercise of the First Series Warrants, our capital stock was increased to R$1,588.0 million, divided into 102,377,008 common shares. See “Item 10—Additional Information—Description of Exercised and Expired Warrants.”

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

According to a report released in September 2021 by the United States Department of Agriculture (“USDA”), the soybean global production is forecasted at a record 384.4 million tons for the 2021/22 crop year, and Brazil’s production estimate was raised to a record 144.0 million tons. As of September, 2021, Brazilian soybean producers have already sold almost 39.5% of expected production at higher prices due to the weaker Brazilian real and stronger Chinese demand.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of June 30, 2021:

	Maturities per period
	Less than One Year	One to Two Years	Three to Five Years	More than Five Years	Total
	(in R$ thousands)
Trade accounts payable	75,224	-	-	-	75,224
Derivative financial instruments	48,574	645	1,320	-	50,539
Loans, financing and debentures(1)	322,046	55,984	38,355	246,796	663,181
Lease payables	30,545	70,683	86,319	11,448	198,995
Transactions with related parties(2)	5,568	2,519	-	-	8,087
Other liabilities	45,133	7,295			52,428

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2021. See “Indebtedness and Cash and Cash Equivalents.”

(2)	See “Item 7—B. Related Party Transactions.”

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

The second agreement relates to the regulation of rights and obligations between agricultural partners from whom we acquired the crops of sugarcane planted by Brenco in the properties subject to the sub partnership agreement described above. This contract meets the definition of a financial lease. The payment must always be in kind (tons of sugarcane) and delivered at the mill owned by Brenco during the harvest period of the product. According to this contract, the quantity to be paid in the long term corresponds to 53,845 tons of sugarcane, of which 18,604 tons will be paid within one year and 35,241 tons will be paid within one to five years.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by us.

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

The second agreement under Partnership IV governs the rights and obligations of the agricultural partners, through which we acquired sugarcane crops planted by the agricultural partner in the areas referred to in the partnership agreement described above. This agreement meets the definition of a finance lease. As consideration, we undertake to return, at the end of the agreement, the area referred to in the partnership agreement together with sugarcane stubble crops with the capacity to produce 850,000 tons of sugarcane in the crop year subsequent to the termination of the agricultural partnership agreement.

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

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 20, 2021, and whose terms will expire at our annual shareholders’ meeting for the approval of our financial statements for the fiscal year to end on June 30, 2023. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 27, 2021	61
Alejandro G. Elsztain	Director	October 27, 2021	55
Saul Zang	Director	October 27, 2021	75
Isaac Selim Sutton	Independent Director**	October 27, 2021	60
Carlos María Blousson	Director	October 27, 2021	58
Alejandro Casaretto	Director	October 27, 2021	69
Efraim Horn	Independent Director**	October 27, 2021	41
Eliane Aleixo Lustosa de Andrade	Independent Director**	October 27, 2021	58
Isabella Saboya de Albuquerque	Independent Director**	October 27, 2021	51

*	Ms. Carolina Zang and Mr. Gastón Armando Lernoud were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of a vacancy in the position of a Non-Independent member of the Board of Directors. Mr. Ricardo de Santos Freitas was elected to the position of first alternate member of our Board of Directors, in the exclusive case of vacancy of the position of Mr. Issac Selim Sutton and Mr. Efraim Horn, Independent Members of our Board of Directors, and Ms. Janine Meira Souza Koppe was elected to the position of first alternate member of our Board of Directors, in the exclusive case of vacancy of the position of Ms. Eliane Aleixo Lustosa de Andrade and Ms. Isabella Saboya de Albuquerque, Independent Members of our Board of Directors.

**	Independent director as defined under the Novo Mercado regulations.

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

Efraim Horn. Mr. Horn holds a business and philosophy degree from the Talmudic University of Florida (TUF) and an MBA degree from Fundação Armando Alvares Penteado (FAAP). Since 2004, he has been working at Cyrela Brazil Realty, in the Land and Treasury areas, and overseeing the expansion of the its operations in the North and Northeast regions of Brazil. Currently, as a co-President, he is responsible for the Urban Development, Land and the regional offices of Sao Paulo, Central West, North and Northeast regions of Brazil. Mr. Horn is a member of the Board of Directors of Plano & Plano Desenvolvimento Imobiliário S.A.

Eliane Aleixo Lustosa de Andrade. Ms. Lustosa de Andrade holds a PhD in finance from the Industrial Engineering Department of PUC-Rio and a master’s degree in economics from the Economics Department of PUC-Rio, from which she also holds a degree in economics, obtained in 1986. She is certified as a board member of the Brazilian Institute of Corporate Governance – IBGC, and independent board member of the companies CCR and Solvi. She is a member of the Arbitration Chambers of Bovespa – B3, of the Brazilian Center for Mediation and Arbitration – CBMA and the Brazilian Chamber of Conflict Resolution in Energy and Mining. Ms. Lustosa de Andrade is also a member of the board of non-profit institutions, such as the Institute for the Study of Labor and Society – IETS and the Museum of Modern Art of Rio de Janeiro. Throughout her career, she has held positions in several private sector companies. She was the Chief Financial Officer of LLX Logística (currently Prumo Logística S.A.), Vice President of Finance and Control of Grupo Abril S.A., Executive Director of Globex Utilidades S.A. (Ponto Frio) and Financial and Investment Director of Petrobras’ Employee Pension Fund (Petros). She has also served as a board member at several companies, such as ALL Logística S.A. (currently Rumo), Fibria S.A., Metalúrgica Gerdau S.A., Coimex, CPFL, Coteminas, Perdigão (currently BRF), IBGC and as a member of the Bovespa Arbitration Board. In the public sector, she has served as a director of the BNDES in the areas of Desestatization and Capital Markets and of the Department of Economic Protection and Defense of the Secretariat of Economic Law of the Ministry of Justice (DPDE/SDE/MJ). She was a professor at PUC-Rio (Microeconomics at the Department of Economics and International Economics for the master’s degree course at the Institute of International Relations) and at several courses at IBGC (Brazilian Institute of Corporate Governance), as well as an economist at the Center for Monetary Studies and International Economics of the Brazilian Institute of Economics of the Getúlio Vargas Foundation in Rio de Janeiro.

Isabella Saboya de Albuquerque. Ms. Albuquerque holds a degree in economics from the Pontifical Catholic University of Rio de Janeiro. She is a Certified Management Advisor by the IBGC and also a Chartered Financial Analyst (CFA). Ms. Albuquerque was a member of the Board of Directors of Vale, from October 2017 to May 2021, and a coordinator of the Statutory Audit Committee of Vale, from March 2020 to May 2021, a member of the Board of Directors of Wiz Soluções (former FPC PAR Corretora de Seguros S.A.), a coordinator of the Related Parties Committee, a member of the People and Compensation Committee, from October 2015 to March 2020, a member of the B3 State-Owned Governance Market Advisory Chamber, from August 2017 to December 2020, a member of the Self-Regulation Board in Investment Governance Abrapp/Sindapp/ICSS, from December 2016 to January 2019, a member of the Board of Directors of IBGC, from April 2017 to January 2019, a member of the Board of Directors of BR Malls S.A. and an audit committee coordinator, from May 2016 to March 2017. Since November, 2015, Ms. Albuquerque is a member of the AMEC Working Group to prepare and monitor the AMEC Stewardship Code.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief executive officer and Chief operating officer	October 21, 2020	October 2021	47
Gustavo Javier Lopez	Chief administrative officer and Investor relations officer	October 21, 2020	October 2021	54

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

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the 2021 fiscal year was R$13.4 million, comprised of a fixed amount of R$3.8 million, a bonus paid to our executive officers and members of our board of directors in the amount of R$8.2 million and R$1.4 million as share-based compensation paid to our executive officers pursuant to our Long Term Incentive Plan based on Shares. The bonus to the board of directors was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2021 fiscal year was R$0,3 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the directors, executive officers and selected employees of our Company and our directly and indirectly controlled entities, and is limited to (2%) of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and may be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. In August 2015, our executive officers exercised stock options granted in the first tranche representing 233,689 shares of our capital stock, which were delivered to them in October 2015. In September 2017, our executive officers exercised stock options representing 218,108 shares of our capital stock, representing the remaining stock options granted from the first, second and third tranches, which were delivered to them on October 2017. As of June 30, 2021, no additional stock options had been exercised under either the second or third tranches. We do not expect to grant any further stock options under our stock option plan.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Fabiano Nunes Ferrari	Fiscal Council member	October 27, 2021	October 27, 2022
Ivan Luvisotto Alexandre	Fiscal Council member	October 27, 2021	October 27, 2022
Geraldo Affonso Ferreira Filho	Fiscal Council member	October 27, 2021	October 27, 2022
Maurício Bispo de Souza Dantonio	Fiscal Council alternate member	October 27, 2021	October 27, 2022
Marcos Paulo Passoni	Fiscal Council alternate member	October 27, 2021	October 27, 2022
Leonardo de Paiva Rocha	Fiscal Council alternate member	October 27, 2021	October 27, 2022

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

Geraldo Affonso Ferreira Filho. Mr. Ferreira Filho holds an Economics degree from the Pontifical Catholic University of Campinas (PUCCAMP) and a master’s degree in Business Administration from the Institute of Management Foundation (FIA). Mr. Ferreira Filho is an alternate board member at the fiscal council of Grupo Notre Dame Intermédica and an audit committee member at SPTRans and CET. On a pro-bono basis, he is a member of the IBGC’s (Brazilian Institute of Corporate Governance) Sustainability, Junior Achievement’s, a Fiscal Advisor member of the 30% Club Advisory Board and a co-founder of the Corporate Governance Brotherhood. He was also an alternate board member at the fiscal council of Klabin S.A. and an audit committee member at the Santos Port Authority.

Maurício Bispo de Souza Dantonio. Mr. Dantonio holds a law degree from the Catholic University of São Paulo (PUC/SP) and a graduate degree in business law from the Getúlio Vargas Foundation. He is a lawyer at Suchodolski Advogados and practies in the areas of corporate law, contract law and civil litigation.

Marcos Paulo Passoni. Mr. Passoni holds a Law degree from the Catholic University of São Paulo (PUC/SP) and a Master degree in Diffuse Rights from Unimes. He is a partner at Suchodolski Law Firm and specializes in the fields of Civil Law and Litigation. He was a member of the board of OAB-SP (the Bar Association of the State of São Paulo). He is also a professor of Civil Litigation Procedure in the Superior School of Advocacy.

Leonardo de Paiva Rocha. Mr. Rocha holds a Mechanical Engineering degree and a graduate degree in Finance. He completed the IBGC Board of Directors training program and related activities in international institutions. Mr. Rocha serves as Senior Advisor at BCG (Boston Consulting Group) and also as Senior Advisor at Cypress Associates. He was an executive of relevant companies such as Nextel Telecomunicações (VP of Finance, Legal and Regulatory), Camargo Corrêa Group (CCDI-Director of Finance and IR) and Globex Utilidades S.A. (Ponto Frio – CFO and IR). He acts as independent board member of Eletronuclear and Eletronorte, and as an alternate independent board member of Smiles Fidelidade S.A.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees.”

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
Location	2021	2020	2019
Head Offices/São Paulo	87	83	60
Araucária Farm	13	10	10
Alto Taquari Farm (and Partnership III Farm)	13	10	9
Chaparral Farm	46	33	48
Nova Buriti Farm	2	2	3
Jatobá Farm	11	31	21
Preferência Farm	26	19	18
Partnership II	9	8	6
Partnership V	42	27	34
São José Farm (and Partnership IV Farm)	44	96	158
Arrojadinho Farm	15	6	—
Serra Grande Farm (and Partnership VII Farm)	8	4	—
AgriMAQ	25	—	—
Total	341	329	367

	As of June 30,
Location	2021	2020	2019
Head Offices/São Paulo	87	83	60
Goiás	26	—	17
Mato Grosso	42	47	36
Bahia	123	89	87
Piauí	17	12	6
Maranhão	44	96	158
Minas Gerais	2	2	3
Total	341	329	367

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2021.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Feb. 1, 2022
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2022
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2022
Preferência	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2022
Partnership II	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Under negotiation
Araucária	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	May 1, 2022
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	May 1, 2022
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	May 1, 2022
Nova Buriti	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	May 1, 2022
Partnership V	Sindicato dos Trabalhadores Rurais de Sâo Feliz do Araguaia	Profit Sharing Program Overtime compensation(1)	May 1, 2022

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of fiscal council as of October 20, 2021.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
André Guillaumon	223,729	*
Gustavo Javier Lopez	34,124	*
Directors
Eduardo S. Elsztain (1)	39,772,612	38.85
Alejandro G. Elsztain	189,400	*
Saul Zang	100	*
Isaac Selim Sutton	100	*
João de Almeida Sampaio Filho	100	*
Camilo Marcantonio	—	—
Carlos María Blousson	—	—
Alejandro Casaretto	—	—
Bruno Magalhães	—	—
Fiscal Council Members
Fabiano Nunes Ferrari	—	—
Ivan Luvisotto Alexandre	—	—
Geraldo Affonso Ferreira Filho	—	—

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our Fiscal Council do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2021.

Shareholder	Number of Common Shares	Percentage (%)
Cresud(1)	39,963,812	39.04
Cresud	39,962,812	39.03
Agro Managers(2)	1,000	0.01
Charles River Capital(3)	9,392,678	9.17
Elie Horn/Cape Town(4)	6,098,269	5.96
Cape Town LLC	5,156,819	5.04
Elie Horn	941,450	0.92
Directors and Executive Officers (other than Mr. Eduardo Elsztain)	447,653	0.44
Treasury	3,185,087	3.11
Others	43,289,509	42.28
Total	102,377,008	100.00

(1)	As of September 30, 2021, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which, in turn, holds 22.91% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.09% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.

(2)	Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)	Consolidated position of the funds managed by Charles River Capital.

(4)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

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

As of September 30, 2021, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 22.91% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.09% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

Major Changes in Share Ownership

Purchase and Sale of our Common Shares by Monteiro Aranha S.A. and Other Funds under the Management of Charles River Capital

On August 16, 2019, Monteiro Aranha S.A. and other funds under the management of Charles River Capital bought 3,104,400 of our common shares through the B3. Prior to the acquisition, Monteiro Aranha S.A.and other funds under the management of Charles River Capital held 1,217,500, or 2.1%, of our outstanding common shares. Immediately after the acquisition, they held 4,321,900, or 7.6% of our outstanding common shares.

On February 8, 2021, Monteiro Aranha S.A. and other funds under the management of Charles River Capital disclosed that their ownership exceeded 10% of our outstanding common shares. Immediately after the acquisition, they held 9,426,278 shares, or 11.5% of our outstanding common shares.

On October 18, 2021, Monteiro Aranha S.A. and other funds under the management of Charles River Capital disclosed that their ownership exceeded 10% of our outstanding common shares. Immediately after the acquisition, 10,792,678 shares, or 10.5% of our outstanding common shares.

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

On March 30, 2021, Autonomy Capital informed that it had reached the ownership of 4,074,245 shares, which corresponds to less than 5% of our outstanding common shares.

ADRs

On September 30, 2021, we had 22,416,596 shares representing ADRs, which were held in the United States by one holder of record.

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

Investment in Agrofy

In October 2019, we made an investment of US$1.0 million in Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers. As of June 30, 2021, Cresud, our controlling shareholder, held a 21.8% stake in the share capital of Agrofy.

Cresca Acquisition and re-distribution of assets and liabilities

Purchase of interest in joint venture, debts and advisory contract with Cresca S.A.

On December 12, 2013, we executed contracts with Cresud for: (i) the acquisition of 50% interest in Cresca S.A., (ii) the assumption of Cresud credits from Cresca, and (iii) the execution of an advisory contract pursuant to which Cresud has agreed to render services in the forest agricultural exploration to Cresca in exchange for payments of fees.

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

As a result of this transaction, we now have the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras, which was incorporated to operate the activities of our investment in Cresca and (ii) Moroti, a subsidiary that received, on February 9, 2018, upon conclusion of the process, all other assets and liabilities of Cresca attributed to us, including land and debts.

On February 9, 2018, the re-distribution of assets and liabilities of Cresca was concluded and the portion of assets and liabilities attributed to the Company was transferred to the wholly-owned subsidiary Moroti.

As part of the redistribution of assets and liabilities, the Company and Carlos Casado, partners in the joint venture, decided to waive the interest for late payment on the intercompany loans taken by Cresca in the total amount of R$32,9 million, of which our share was R$16,6 million.

As of June 30, 2021, Moroti owned 59,585 hectares of which 34,673 were arable.

Acquisition of companies in Bolivia

On December 20, 2020, our controlling shareholder, Cresud, initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

On February 4, 2021, after the fulfillment of the conditions precedent negotiated under the share purchase agreement, we assumed control of Acres del Sud. The purchase price was negotiated at R$160.4 million, based on the estimated preliminary net assets calculated as of June 30, 2020, which we paid for in full in cash. The agreement set forth a price adjustment to reflect the equity variation of the Bolivian companies from June 30, 2020 to the base date of the transaction, in accordance with the criteria established by the parties. The procedures for adjusting the price were concluded on March 21, 2021 and generated an additional payment obligation of R$5.4 million, which was paid for by us on April 30, 2021.

With the acquisition, we intend to continue our internationalization strategy, moving into a new country in Latin America (Bolivia) and consolidating ourselves as our economic group main vehicle to pursue mentioned strategy, which shall provide an increase in our consolidated revenues and strengthen our competitive position when compared to other players in the market.

C.	Interests of experts and counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2021, we were defendants in 65 pending legal and administrative proceedings, of which 12 are environmental proceedings, 16 are labor proceedings, 31 are tax proceedings, 5 are civil proceedings, and one is a criminal proceeding. Also, as of June 30, 2021, we were plaintiffs in 25 pending legal and administrative proceedings, of which 2 are environmental proceedings, 9 are tax proceedings and 14 are civil proceedings.

As of June 30, 2021, we had total provisions of R$1.4 million for probable losses, including R$1.0 million for labor proceedings and R$0.4 million for environmental proceedings. We believe that our provisions for contingencies suffices for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

Among our legal and administrative proceedings as of June 30, 2021, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$0.5 million):

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by certain parties in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense and await the decision. The total amount involved in the claim is R$5.2 million and our chance of loss is estimated as possible. If we are unsuccessful, we could be required to relinquish the equivalent of 2,561,681 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding.

We are co-defendants in an action for damages brought on March 14, 2013 by the widow of an individual who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013. We are waiting for the decision that will start the evidence phase in the proceedings. The total amount involved in the suit, as claimed by the plaintiff, is R$1.6 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

We are defendants in an injunction lawsuit filed by certain parties on May 10, 2010 seeking to void an out-of-court promissory note that we presented to a notary public for collection against the plaintiffs issued to guarantee the plaintiffs’ acknowledgement of debt in a principal amount of R$3.7 million and relating to an agreement for the purchase of rice. On October 25, 2016, the trial judge issued an order dismissing the lawsuit. Despite the fact that the lawsuit has been dismissed, we filed a motion for clarification to reinstate the effects of our presentation of the promissory note for collection. We are currently waiting for a decision on our motion for clarification.

Tax Proceedings

As of June 30, 2021, we had judicial and administrative tax claims in the amount of R$5.4 million mainly related to proceedings whose merit is related to: (i) notice of infraction issued for the collection of ICMS tax credits based on the understanding that the Company would have remitted primary products to exporter companies with the specific purpose of exporting, alleging that such products would not have been remitted abroad in the period of 180 days from the shipment of goods; and (ii) the reversal of a court order that partially approved negative income tax credits for the fourth quarter of 2007 and, as a consequence, did not approve offsets made by the Company relating to such credits. We have not made any provision in connection with these tax proceedings.

Also, we are plaintiffs in judicial and administrative claims in the aggregate amount of R$2.1 million mainly related to proceedings whose merit is related to: (i) suspension of INCRA, SEBRAE and FNDE contributions; and (ii) the annulment of tax credits related to monthly estimates of IRPJ and CSLL for January 2012.

Environmental Proceedings

We were defendants in an environmental administrative claim filed on October 30, 2009 by the Environmental Protection Board for the Brazilian Institute for the Environment and Natural Renewable Resources (Ibama) involving the total amount of R$6.1 million under the argument that we have deforested a permanent preservation area. The Ibama notified us on October 8, 2012 that it had rejected our defense. In October 2012, we filed an appeal to this decision, which was also rejected. On September 13, 2013, we filed a lawsuit before the federal courts of Goiás, for annulment of the infraction notice and cancellation of the fine. On October 15, 2013, we placed a court deposit on the amount equivalent to the fine imposed, in order to obtain the granting of injunction relief to suspend the payment of the fine until the end of the lawsuit. Due to the court deposit, the payment of the fine is suspended until final judgment in the case. In June 2015, a favorable decision was enacted in the first instance, decreasing the annulment of the infraction notice and cancellation of the fine. Ibama has submitted an appeal in order to revert such decision. On March 30, 2016, we filed a petition requesting the replacement of the deposit for a letter of guarantee corresponding to the amount of R$7.94 million (updated value of the deposit plus 30%, according to the article 848 of the Brazilian Civil Procedure Code). On August 29, 2016, the court granted the replacement of the guarantee. On September 9, 2016, Ibama filed an appeal against such decision and, on December 16, 2016, we filed our answer to Ibama’s appeal. On June 1, 2017, we filed a motion requesting the enforcement of replacement of guarantee. On June 5, 2017, the court allowed us to withdraw the judicial deposit in the amount of R$5.7 million. On June 11, 2018, we filed a motion requesting the replacement of the letter of guarantee by an insurance letter. We are currently awaiting a ruling on Ibama’s appeals. Considering there has been a favorable decision at the lower court level in this particular lawsuit, our chances of loss have been classified as remote.

Labor Proceedings

We are co-defendants in a labor judicial claim filed on June 17, 2016 by two individuals involving a revised amount of R$0.8 million. The lawsuit seeks to acknowlegde illegal outsourcing and the payment of material and moral damages. The lawsuit has been suspended by a judicial order while the determination of the standing of the plaintiffs is pending. We have not made any provision in connection with this proceeding.

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

Since September 25, 2020, our Controlling Shareholder is no longer a shareholder of IDBD.

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

The distribution of dividends for the year ended June 30, 2021 was approved at our shareholders’ meeting held on October 27, 2021 in the amount of R$260.0 million, or R$2.62 (or US$0.47) per share. The dividends are payable within 30 days to holders of record of our shares as of October 27, 2021.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2021, we had R$47.4 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2021, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2021, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2021, we had R$368.8 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2021, we had no funds allocated to retained earnings reserves.

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

Goodwill on share issue: the goodwill reserve arising out of the issuance of shares was created as a result of the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted by means of a transfer of shares and caused a difference between the registered amounts of capital increase and equity increase. The capital increase was calculated based on the shareholders' equity of Agrifirma Holding (merged in connection with the transaction) as of June 30, 2019, while the equity increase considers only one (unrestricted shares) out of the three share classes issued by Agrifirma and involved in the agreement, being the other two classes classified under liabilities. As of June 30, 2021, we had R$25.0 million allocated to goodwill reserve on share issue.

Share-based payment: the compensation plan in force will expire on June 30, 2023 and accrues provisions for share-based payments in the amount of R$2,550 that were fully recorded in the profit or loss for this year. The debit balance of R$726 presented on July 1, 2020 is composed of outstanding differences strictly of an accounting nature that were accrued during the creation and payment of former share-based compensation plans. As of June 30, 2021, we had R$1.8 million allocated in share-based payment.

Capital transactions among partners: the difference between the net assets of the companies acquired in Bolivia and the consideration transferred in connection with such transaction was recognized directly under shareholders' equity, given that the transaction involves the combination of businesses under shared control. As of June 30, 2021, we had R$11.0 million allocated in capital transactions among partners.

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2021 was approved at our shareholders’ meeting held on October 27, 2021 in the amount of R$260.0 million, or R$2.62 (or US$0.47) per share. The dividends are payable within 30 days to holders of record of our shares as of October 27, 2021.

The distribution of dividends for the year ended June 30, 2020 was approved at our shareholders’ meeting held on October 16, 2020 in the amount of R$42.0 million, or R$0.7078 (or US$0.1259) per share. The dividends are payable within 30 days to holders of record of our shares as of October 16, 2020.

The distribution of dividends for the year ended June 30, 2019 was approved at our shareholders’ meeting held on October 16, 2019 in the amount of R$50.0 million, or R$0.93 (or US$0.22) per share. The payment of dividends was made on November 14, 2019 to holders of record of our shares as of October 16, 2019.

The distribution of dividends for the year ended June 30, 2018 was approved at our shareholders’ meeting held on October 16, 2018 in the amount of R$41.0 million, or R$0.76 (or US$0.21) per share. The payment of dividends to shareholders was made on November 6, 2018 to holders of record of our shares as of October 16, 2018.

The distribution of dividends for the year ended June 30, 2017 was approved at our shareholders’ meeting held on October 2, 2017 in the amount of R$13.0 million, or R$0.27 (or US$0.07) per share. The payment of dividends to shareholders was made on October 30, 2017 to holders of record of our shares as of October 2, 2017.

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

As of June 30, 2021, we had 22,416,596 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

During the years ended June 30, 2019, 2020 and 2021, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2021, our fully paid capital stock was R$1,588.0 million, divided into 102,377,008 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

The tender offer price per share issued, provided that CVM regulations do not require the adoption of calculation criteria that would lead to a greater acquisition price, in which case, such CVM criteria would prevail, shall not be less than the higher amount among: (i) the market value of our share established in an expert valuation report prepared and approved by shareholders in accordance with our bylaws; (ii) 150% of the share price established in the most recent capital increase made through public offering within the 24-month period preceding the date on which the tender offer becomes mandatory, adjusted by the IPCA index pro rata until actual payment; or (iii) 150% of the average listing price of our shares during the 90-day period preceding the tender offer on the stock exchange where they are mostly traded.

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

Description of Exercised and Expired Warrants

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

On May 14, 2021, our capital stock was increased by R$448.2 million through the issuance of 20,272,707 new common shares following the exercise of the First Series Warrants by Cape Town LLC, Cresud S.A.C.I.F.Y.A and Turismo Investment S.A.U. As a result of the exercise of the First Series Warrants, our capital stock was increased to R$1,588.0 million, divided into 102,377,008 common shares.

The Second Series Warrants expired in May 2021 with no exercise by its holders.

We believe that these warrants were an incentive and contributed to ensuring our founding shareholders’ commitment to the development of our activities and the implementation of the business plan prepared by them.

First Series Warrants

The First Series Warrants granted their holders the right to acquire our common shares at an exercise price of R$1,000 per share which was the issue price per share in our 2006 initial public offering, subject to the price adjustment described below.

We believe that the First Series Warrants represented an efficient mechanism of compensating our founding shareholders as those securities would only represent an economic gain in a scenario of a rising share price for our shares. The remuneration provided by the First Series Warrants did not interfere with our results or financial condition as a gain to our founding shareholders would be generated by market conditions. The principal terms of the First Series Warrants were as follows:

Series and Right to Acquire Common Shares

The First Series Warrants were issued in three sub-series, which differ in relation to the date on which their respective rights to acquire shares becomes effective. All three sub-series of the First Series Warrants were exercised by the majority of the holders in May 2021, except with respect to one holder, who held 1.2% of the total series in the aggregate, which expired in May 2021.

Warrant Shares

Each lot of 1,000 warrants of the First Series Warrants originally entitled its respective holder to acquire one of our common shares, subject to the adjustments described in “Item 10—Additional Information—Adjustment of the Number of Common Shares for Subscription” below.

Adjustment of the Number of Common Shares for Subscription

If we issued shares that did not result from the exercise of the rights conferred under the warrants, the number of shares to which the warrants grant rights were adjusted. Such increase in the number of shares that could have been acquired by the holders of the warrants was proportional to such number of shares newly issued by us in relation to the number of shares existing before such issuance. Accordingly, holders of warrants whose rights had not yet been exercised were entitled to maintain the right to subscribe the same percentage interest in our capital stock as they were entitled to prior to such new issuance. The number of shares granted upon the exercise of the warrants were also adjusted in order to reflect capital reductions, stock splits, reverse stock splits and share bonuses transactions, if any. Such adjustments also applied to the issue of new warrants, debentures or other securities convertible into our common shares.

Exercise Price

The exercise price of the First Series Warrants was originally equivalent to the issue price per share in our 2006 initial public offering, i.e., R$1,000.00 (a thousand reais) per share. However, such exercise price was subject to certain adjustments and restatements as set forth at our board of directors meeting held on March 15, 2006.

If new shares that did not result from the exercise of our warrants were issued, the exercise price of the warrants was adjusted to reflect the price per share of such subsequent offerings. Such calculation was made based on: (i) the total amount in reais of our capital stock after our 2006 initial public offering, excluding amounts relating to retained profits converted into equity, plus (ii) the total proceeds in reais received by us from any subsequent issuance of shares after our 2006 initial public offering that did not result from any exercise of our warrants, divided by (iii) the total number of shares outstanding after our 2006 initial public offering in addition to the shares issued thereafter, not including any shares issued as a result of any exercise of our warrants. The exercise price resulting from the application of such rules was also subject to the adjustment procedures set forth in the following paragraph.

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above were adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that did not result from any exercise of our warrants, based on the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, published by IBGE, during the period, if such periods were equal to or longer than 12 months.

The final exercise price of the First Series Warrants paid by (i) Cape Town LLC was R$22.08, in the aggregate amount of R$113.3 million; and (ii) Cresud S.A.C.I.F.Y.A and Turismo Investment S.A.U. was R$22.12 in the aggregate amount of R$334.8 million.

Characteristics of the Common Shares for Subscription

The shares acquired pursuant to the First Series Warrants are entitled to the same rights granted to other shares.

Second Series Warrants

The Second Series Warrants granted their holders the right to acquire our common shares only in the event of (i) a transfer of control in accordance with our bylaws, the Novo Mercado listing regulations and CVM rules, (ii) the acquisition of a significant interest in our capital stock in accordance with our bylaws, or (iii) a mandatory tender offer in accordance with CVM regulations. In any of these events, a tender offer for the acquisition of all of our shares was mandatory. The exercise price for the shares underlying the Second Series Warrants would be equal to the price established in such tender offer.

The purpose of creating the Second Series Warrants was to provide our founding shareholders with a mechanism that would allow them under certain circumstances to maintain their interest in our capital stock.

The Second Series Warrants expired in May 2021 with no exercise by its holders.

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

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws.

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

Under current law, dividends received by non-corporate U.S. shareholders of qualified foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

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

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For purposes of determining whether we are a PFIC, cash generally is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, income from commodities transactions is generally considered passive unless such income is derived in the active conduct of a commodities business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, and you do not make a mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will be ordinary loss only to the extent of the net amount of previously included income as a result of the mark-to-market election.

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

Taxation of Capital Gains

You generally will recognize taxable gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs equal to the difference between the amount realized on the sale, exchange or other taxable disposition of such common shares or ADSs and your adjusted tax basis in such common shares or ADSs, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains or losses will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

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

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax or IOF/Securities Tax (as discussed above under “—Brazilian Tax Considerations”) generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

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

On June 30, 2021, we had a short position in U.S. dollars in the amount of US$ 83.728 million. The result of a hypothetical devaluation of 5% of the real in relation to the dollar would generate a loss before taxes of R$ 20.916 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2021 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$0.3 million monthly.

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

As of June 30, 2021, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 265,339 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2021, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$ 11.124 million.

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

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer and Chief Administrative Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Administrative Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Administrative Officer, concluded that, as of June 30, 2021, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2021, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2021. Based on this assessment, our management has concluded that, as of June 30, 2021, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.	Changes in Internal Control Over Financial Reporting

We were the target of a cybersecurity incident, which disrupted our systems in 2019. Except for the design and implementation of internal controls over our IT systems to mitigate the risk of cyberattacks, as a response to the 2019 cybersecurity incident discussed in “Item 3. Key Information––D. Risk Factors—We were the target of a cybersecurity incident which disrupted our systems” and “Item 5—Operating and Financial Review and Prospects—Recent developments—2020 Cyber Incident,” there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that Geraldo Affonso Ferreira Filho, a member of the Company’s Fiscal Council, is a “financial expert,” as such term is defined in the SEC rules. Mr. Ferreira Filho is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mr. Ferreira Filho is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees—Board Practices” for information regarding Ms. Morsch’s experience.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2021, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2021 and 2020.

	Year Ended June 30
	2021	2020
	(in R$ thousands)
Audit fees(1)	965.1	945,4
Audit-related fees(2)	2,110.1	336,6
Total fees	3,075.2	1.282.0

(1)	Audit fees in fiscal year 2021 are the aggregated fees billed by Ernst & Young Auditores Independentes S.S. for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)	Audit-related fees in fiscal year 2021 were the fees billed by Ernst & Young Auditores Independentes S.S. for interoffice reports regarding: (1) the audit of our consolidated reporting package and internal controls for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to our consolidation process within Cresud consolidated financial statements and (3) audit-related fees with respecto to the follow-on offering of common shares completed in February 2021.

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

During the years ended June 30, 2019, 2020 and 2021, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in our current report on Form 6-K furnished on September 28, 2021 to the U.S. Securities and Exchange Commission, or the SEC, on September 20, 2021, our board of directors approved the dismissal of Ernst & Young Auditores Independentes S.S., or EY, as independent registered public accounting firm, and the engagement of PricewaterhouseCoopers Auditores Independentes, or PwC, to serve as our new independent registered public accounting firm beginning with our fiscal year ending June 30, 2022.

EY’s audit reports on our consolidated financial statements for the fiscal years ended June 30, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended June 30, 2021 and 2020 and in the subsequent interim period up to September 20, 2021, there was no disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F) between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years ended June 30, 2021 and 2020 and in the subsequent interim period up to September 20, 2021, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended June 30, 2021 and 2020 and in the subsequent interim period up to September 20, 2021, neither us nor anyone acting on our behalf consulted with PwC regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or the effectiveness of internal control over financial reporting, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; (2) any matter that was the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F); or (3) any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We have provided EY with a copy of this Item 16F disclosure and have requested that EY furnish us with a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of the letter from EY is attached as Exhibit 16.1 (“Letter from Ernst & Young Auditores Independentes S.S. to the Securities and Exchange Commission, dated October 29, 2021, regarding the change in independent public accounting firm”) to this annual report.

We did not consult with PwC during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (English translation) (incorporated by reference to the Report on Form 6-K furnished to the SEC on November 10, 2015, File No. 001-35723)
2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
2.2	English translation of the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of February 2, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.3	English translation of the First Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of May 21, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (1º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.4	English translation of the Second Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in up to Two Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of September 10, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (2º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em até Duas Séries, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.5	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.2	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.3	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.4	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.6	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.7	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.8	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.9	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.10	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.11	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.12	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.13	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.14	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.15	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.16	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.17	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.18	Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)

4.19	Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)
4.20	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.21	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.22	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.23	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.24	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of January 11, 2017, by and between Imobiliária Ceibo Ltda.,Agro Pecuária e Industrial Serra Grande Ltda., BrasilAgro and Jaborandi Agricola Ltda. (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.25	Summary translation of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of March 23, 2017, by and between Imobiliária Araucária Ltda., Fabricio Fries, Celso Fries and BrasilAgro (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.26	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.27	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of June 30, 2017, by and between Imobiliária Jaborandi Ltda., Hermes Augusto Ferreira, Emerson Denis Cecchin Ferreira and Jaborandi Agrícola Ltda. (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.28	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.29	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.30	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.31	Summary translation of the private instrument of commitment to purchase and sale of real properties, dated as of June 13, 2018, by and between Imobiliária Jaborandi Ltda., John Kudiess, Harald Kudiess and Jaborandi Agrícola Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.32	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.33	Summary translation of the private instrument of commitment to purchase and sale of real property, dated as of April 16, 2018, by and between Imobiliária Mogno Ltda., Maurício Joel de Sá and BrasilAgro in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.34	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.35	Summary translation of the rural partnership agreement, dated as of August 29, 2018, by and between Valdeir Ribeiro da Silva, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.36	Summary translation of the rural partnership agreement, dated as of July 19, 2018, by and between Laerte Baechtold, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.37	English translation of the Long-Term Stock-Based Incentive Program No. 1 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on June 18, 2018 (incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.38	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.39	Summary translation of the rural partnership agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.40	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.41	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.42	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.43	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on July 11, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.45 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.44	Summary translation of the rural partnership agreement, entered into on July 26, 2019, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.45	Summary translation of the series B subscription agreement, entered into on September 16, 2019 (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.46	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on October 29, 2019, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.47	Summary translation of the rural partnership agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.48	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on March 22, 2019, in connection with Fazenda Bananal X (incorporated by reference to Exhibit 4.48 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.49	Summary translation of the rural partnership agreement, entered into on February 12, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.49 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.50	Summary translation of the rural partnership agreement, entered into on February 12, 2020, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.50 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.51	Summary translation of the rural partnership agreement, entered into on March 20, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.52	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.53	Summary translation of the private instrument of first amendment to commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.54	Summary translation of the rural lease agreement, entered into on April 9, 2020, in connection with certain assets in Paraguay (incorporated by reference to Exhibit 4.54 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.55	Summary translation of the first amendment to rural partnership agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.56	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 20, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.56 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.57	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 10, 2018, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.57 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.58	Summary translation of the private instrument of second amendment to commitment to purchase and sale of real property, entered into on June 26, 2020, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.58 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.59	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.59 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.60	Summary translation of the rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.61	Summary translation of the second amendment to rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.61 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.62	Summary translation of the first amendment to rural partnership agreement, entered into on August 10, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.62 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.63	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.64	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazendas Arrojadinho and Rio do Meio (incorporated by reference to Exhibit 4.64 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.65	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 8, 2018, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.66	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on August 7, 2015, in connection with Fazenda Bananal (incorporated by reference to Exhibit 4.66 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.67	Summary translation of the eighth amendment to agreement to supply sugarcane, entered into by BrasilAgro and Brenco, on June 22, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.68	Merger Agreement and Other Covenants between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Agrifirma Brasil Holding S.A., Agrifirma Brasil Agropecuária S.A., Brasil Agronegócio – Fundo de Investimento em Participações Multiestratégia, Terras Brasil – Fundo de Investimento em Participações Multiestratégia, and certain other parties listed therein, dated as of November 22, 2019 (incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.69	Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 17, 2021, in connection with Fazenda Bananal X

4.70	Summary of the Public Deed of Purchase and Sale of Real Property, entered into on December 14, 2020, in connection with Fazenda Bananal IX
4.71	Summary of the Public Deed of Purchase and Sale of Real Property, entered into on December 14, 2020, in connection with Fazenda Bananal IX
4.72	Summary of the Private Instrument for Regulation of Rights and Obligations, entered into on January 7, 2021, in connection with Fazenda Rio do Meio
4.73	Summary of the Private Instrument of First Amendment to Regulation of Rights and Obligations, entered into on September 1, 2021, in connection with Fazenda Rio do Meio
4.74	Summary of the First Amendment to Rural Partnership Agreement, entered into on Febuary 8, 2021, in connection with Fazenda Jatobá
4.75	Summary of the Second Amendment to Rural Partnership Agreement, entered into on May 6, 2021, in connection with Fazenda Jatobá
4.76	Summary of the Third Amendment to Rural Partnership Agreement, entered into on September 8, 2021, in connection with Fazenda Jatobá
4.77	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Rio do Meio
4.78	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Chaparral
4.79	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Arrojadinho
4.80	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá
4.81	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 3, 2021 , in connection with Fazenda Rio do Meio
4.82	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 23, 2021, in connection with Fazenda Chaparral and Fazenda Rio do Meio
4.83	Summary of the Rural Partnership Agreement, entered into on May 12, 2021, in connection with Fazenda Chaparral
4.84	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Rio do Meio
4.85	Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 19, 2021, in connection with Fazenda Araucária
4.86	Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá
4.87	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Alto Taquari
4.88	Summary of the Second Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande
4.89	Summary of the Public Deed of Purchase and Sale of Real Property, entered into on September 9, 2021, in connection with Fazenda Bananal X
4.90	Share Purchase Agreement between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Agrifirma Agro Ltda., Imobiliária Engenho de Maracajú Ltda., Agropecuária Santa Cruz de la Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A., Codalis S.A. and, as intervening consenting parties, Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., and, as guarantor, Cresud S.A.C.I.F.Y.A, dated as of December 23, 2020
4.91	English translation of the Private Instrument of Second Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of March 22, 2021, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and ISEC Securitizadora S.A. (Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas)
8.1	List of subsidiaries
12.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of the Chief Administrative Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of the Chief Executive Officer and Chief Operating Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of the Chief Administrative Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
16.1	Letter from Ernst & Young Auditores Independentes S.S. to the Securities and Exchange Commission, dated October 29, 2021, regarding the change in independent public accounting firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: October 29, 2021

/s/ Andre Guillaumon
Name:	Andre Guillaumon
Title:	Chief Executive Officer and Chief Operating Officer

/s/ Gustavo Javier Lopez
Name:	Gustavo Javier Lopez
Title:	Chief Administrative Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira
de Propriedades Agrícolas

As of June 30, 2021 and 2020

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

As of June 30, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of BrasilAgro Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

São Paulo, Brazil

October 29, 2021

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

Years ended June 30, 2021, 2020 and 2019

(In thousands of reais, unless stated otherwise)

	Note	2021	2020
Assets
Current assets
Cash and cash equivalents	5.1	1,059,107	171,045
Derivative financial instruments	6	32,657	7,180
Accounts receivable and others	7	192,606	183,350
Inventories	8	265,859	138,778
Biological assets	9	210,489	115,553
Transactions with related parties	29	488	701
Total current assets		1,761,206	616,607

Non-current assets held for sale	30	-	25,857

Noncurrent assets
Biological assets	9	34,585	25,444
Restricted marketable securities	5.2	10,455	5,044
Derivative financial instruments	6	3,881	1,746
Deferred taxes	17.1	72,343	23,282
Accounts receivable and others	7	348,933	262,387
Investment properties	10	997,100	858,261
Transactions with related parties	29	2,680	1,511
Investments	11	5,609	5,742
Property, plant and equipment	12	110,390	115,925
Intangible assets		1,104	1,469
Right-of-use assets	13	80,032	101,093
Total noncurrent assets		1,667,112	1,401,904

Total assets		3,428,318	2,044,368

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of financial position

Years ended June 30, 2021, 2020 and 2019

(In thousands of reais, unless stated otherwise)

	Note	2021	2020
Liabilities and equity
Current liabilities
Trade accounts payable and others	15	186,890	111,170
Loans, financing and debentures	16	322,046	217,274
Salaries and payroll obligations		22,536	19,600
Derivative financial instruments	6	48,574	18,333
Other liabilities	18	45,133	5,017
Transactions with related parties	29	5,568	2,849
Leases payable	14	30,545	25,849
Total current liabilities		661,292	400,092

Noncurrent liabilities
Trade accounts payable and others	15	34,902	28,002
Loans, financing and debentures	16	341,135	296,839
Deferred taxes	17.1	26,714	34,031
Leases payable	14	168,450	126,514
Derivative financial instruments	6	1,965	1,462
Provision for legal claims	27	1,445	1,485
Transactions with related parties	29	2,519	-
Other liabilities	18	7,295	34,374
Total noncurrent liabilities		584,425	522,707

Total liabilities		1,245,717	922,799

Equity
Capital	19.a	1,587,985	699,811
Share issue costs	19.a	(11,343)	-
Capital reserve	19.b	(34,189)	(34,292)
Treasury shares	19.f	(40,085)	(31,501)
Income reserves		416,252	358,606
Additional dividends proposed	19.d	184,559	13,606
Other comprehensive income	19.e	79,422	115,339
Total equity		2,182,601	1,121,569

Total liabilities and equity		3,428,318	2,044,368

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of income

Years ended June 30, 2021, 2020 and 2019

(In thousands of reais, unless stated otherwise)

	Notes	2021	2020	2019

Revenue	21.a	662,952	487,568	357,910
Gain on sale of farms	21.b	53,097	61,420	142,812
Changes in fair value of biological assets and agricultural products	9	527,348	160,371	56,718
Adjustment to net realizable value of agricultural products after harvest, net	8.1	(22,728)	(4,153)	(2,040)

Cost of sales	22	(729,145)	(483,813)	(319,214)
Gross profit		491,524	221,393	236,186

Selling expenses	22	(27,951)	(14,300)	(10,536)
General and administrative expenses	22	(46,852)	(43,890)	(38,812)
Other operating income (expenses), net	24	(22,613)	1,231	(1,064)
Share of profit (loss) of a joint venture	11.a	11	(150)	1,102
Operating income		394,119	164,284	186,876

Financial income (expenses)
Financial income	25	849,623	375,413	310,538
Financial expenses	25	(945,611)	(406,168)	(297,616)
Profit before income and social contribution taxes		298,131	133,529	199,798

Income and social contribution taxes	17.2	19,515	(13,975)	(22,719)

Net profit for the year		317,646	119,554	177,079

Basic earnings per share - in Brazilian reais	26	4.5611	2.1092	3.2913
Diluted earnings per share - in Brazilian reais	26	4.4478	2.0937	3.2727

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statement of comprehensive income

Years ended June 30, 2021, 2020 and 2019

(In thousands of reais)

	Note	2021	2020	2019
Net profit for the year		317,646	119,554	177,079

Other comprehensive income to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations	19.e	(35,917)	76,463	(1,007)

Total comprehensive income for the year		281,729	196,017	176,072

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2021, 2020 and 2019

(In thousands of reais)

				Capital reserve				Income reserves
	Note	Capital	Share issue costs	Additional paid-in capital	Share-based payments	Effect of reorganization	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At June 30, 2018		584,224	-	-	1,997	-	(35,208)	16,703	137,270	10,995	39,883	-	755,864

Payment of additional dividends		-	-	-	-	-	-	-	-	(10,995)	-	-	(10,995)
Share based compensation		-	-	-	1,648	-	-	-	-	-	-	-	1,648
Net profit for the year		-	-	-	-	-	-	-	-	-	-	177,079	177,079
Constitution of legal reserve		-	-	-	-	-	-	8,854	-	-	-	(8,854)	-
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(42,056)	(42,056)
Additional dividends proposed		-	-	-	-	-	-	-	-	7,944	-	(7,944)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	118,225	-	-	(118,225)	-
Currency translation adjustment of foreign operation		-	-	-	-	-	-	-	-	-	(1,007)	-	(1,007)

At June 30, 2019		584,224	-	-	3,645	-	(35,208)	25,557	255,495	7,944	38,876	-	880,533

Payment of additional dividends		-	-	-	-	-	-	-	-	(7,944)	-	-	(7,944)
Acquisition of Agrifirma		115,587	-	(33,566)	-	-	-	-	-		-	-	82,021
Share based compensation		-	-	-	3,529	-	-	-	-	-	-	-	3,529
Settlement of share-based payments		-	-	-	(3,707)	-	3,707	-	-	-	-	-	-
Payment of share-based incentive plan (ILPA) charges	23.a	-	-	-	(4,193)	-	-	-	-	-	-	-	(4,193)
Net profit for the year		-	-	-	-	-	-	-	-	-	-	119,554	119,554
Constitution of legal reserve	19.c	-	-	-	-	-	-	5,978	-	-	-	(5,978)	-
Minimum mandatory dividends	19.d	-	-	-	-	-	-	-	-	-	-	(28,394)	(28,394)
Additional dividends proposed	19.d	-	-	-	-	-	-	-	-	13,606	-	(13,606)	-
Constitution of reserve for investment and expansion	19.c	-	-	-	-	-	-	-	71,576	-	-	(71,576)	-
Currency translation adjustment of foreign operation		-	-	-	-	-	-	-	-	-	76,463	-	76,463

At June 30, 2020		699,811	-	(33,566)	(726)	-	(31,501)	31,535	327,071	13,606	115,339	-	1,121,569

Payment of additional dividends	19.d	-	-	-	-	-	-	-	-	(13,606)	-	-	(13,606)
Partial return of shares from Acquisition of Agrifirma	19.b	-	-	8,584	-	-	(8,584)	-	-	-	-	-	-
Acquisition of entities under common control	1.3	-	-	-	-	(11,031)	-	-	-	-	-	-	(11,031)
Capital increase through public offering	1.8	440,000	(11,343)	-	-	-	-	-	-	-	-	-	428,657
Capital increase through warrants	19.a	448,174	-	-	-	-	-	-	-	-	-	-	448,174
Share-based compensation plan	23.a	-	-	-	2,550	-	-	-	-	-	-	-	2,550
Net income for the year		-	-	-	-	-	-	-	-	-	-	317,646	317,646
Constitution of legal reserve	19.c	-	-	-	-	-	-	15,882	-	-	-	(15,882)	-
Minimum mandatory dividends	19.d	-	-	-	-	-	-	-	-	-	-	(75,441)	(75,441)
Additional dividends proposed	19.d	-	-	-	-	-	-	-	-	184,559	-	(184,559)	-
Constitution of reserve for investment and expansion	19.c	-	-	-	-	-	-	-	41,764	-	-	(41,764)	-
Currency translation adjustment of foreign operation	19.e	-	-	-	-	-	-	-	-	-	(35,917)	-	(35,917)

At June 30, 2021		1,587,985	(11,343)	(24,982)	1,824	(11,031)	(40,085)	47,417	368,835	184,559	79,422	-	2,182,601

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2021, 2020 and 2019

(In thousands of reais)

	Note	2021	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		317,646	119,554	177,079
Adjustments to reconcile net profit for the year
Depreciation and amortization	22	110,004	60,249	23,078
Gain on sale of farm	21.b	(53,097)	(61,420)	(142,812)
Residual value of property, plant and equipment and intangible assets disposed		6,309	3,089	433
Write-off of capitalized costs in investment properties		-	600	-
Share of (loss) profit of a joint venture	11.a	(11)	150	(1,102)
Unrealized loss (gain) on derivatives, net	25	8,960	7,456	4,475
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net		100,800	42,276	15,416
Gain on remeasurement of receivable from sale of farms, net		(124,674)	(57,327)	(13,989)
Effect of share-based incentive plan – ILPA		2,550	1,510	1,648
Deferred income and social contribution taxes	17.2	(50,536)	3,528	12,232
Changes in fair value of biological assets and agricultural products	9	(527,348)	(160,371)	(56,718)
Adjustments to net realizable value of agricultural products after harvest	8.1	22,728	4,153	2,040
Allowance for doubtful accounts	22	151	(2,440)	(530)
Provision for (Reversal of) legal claims	27	1404	601	(383)
		(185,114)	(38,392)	20,867
Changes in working capital
Trade accounts receivable		127,375	50,692	3,401
Inventories		(154,937)	(43,268)	(31,094)
Biological assets		388,082	157,355	34,627
Recoverable taxes		(23,835)	3,829	536
Derivative financial instruments		(5,828)	3,893	19,308
Other receivables		31,638	(21,210)	316
Trade accounts payable		4,136	(35,698)	10,005
Related parties		(3,218)	(440)	276
Taxes payable		30,765	31,146	3,157
Income tax and social contribution		(28,249)	-	(413)
Salaries and payroll		2,940	(2,704)	2,804
Advances from customers		(4,958)	(212)	(15,500)
Leases payable		(25,464)	(42,688)	3,590
Other liabilities		(657)	6,721	(542)
Payment of contingencies	27	(1,444)	-	-
Net cash flows from operating activities		151,232	69,024	51,338

CASH FLOW FROM INVESTING ACTIVITIES

Acquisition of property, plant and equipment and intangible assets		(18,712)	(25,087)	(43,670)
Acquisition of investment properties		(55,192)	(24,173)	(28,211)
Redemption of marketable securities		2,782	7,483	21,737
Addition for future capital increase		-	-	(49)
Cash acquired from business combinations	1	-	1,071	-
Acquisition of entities under common control net of cash acquired	1.3	(164,247)	-	-
Acquisition of interest in associate		-	(4,127)	-
Cash received from sales of farms and assets		21,360	15,538	28,927
Net cash flows used in investing activities		(214,009)	(29,295)	(21,266)

CASH FLOW FROM FINANCING ACTIVITIES
Payments of installments of financed acquisition of farm		-	(2,578)	-
Proceeds from loans, financing and debentures	16	488,190	301,009	90,594
Interest paid on loans, leases, financing and debentures	16	(16,491)	(86,013)	(4,037)
Payment of loans and financing	16	(345,830)	(143,967)	(73,178)
Dividends paid		(42,000)	(50,000)	(41,000)
Capital increase, net of share issue costs	19.a	870,988	-	-
Net cash flows from (used in) financing activities		954,857	18,451	(27,621)
Increase in cash and cash equivalents		892,080	58,180	2,451

Cash and cash equivalents at beginning of year	5.1	171,045	106,627	104,314
Effect of exchange rate variation on cash and cash equivalents		(4,018)	6,238	(138)

Cash and cash equivalents at end of year	5.1	1,059,107	171,045	106,627

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

1.	Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”, and collectively with its subsidiaries the “Company”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão and Piauí, as well as in Paraguay and Bolivia. The ultimate parent company of BrasilAgro is Argentine-based Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”).

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

The Company has seventeen (17) farms in six (6) Brazilian states and one (1) farm in Paraguay and one (1) farm in Bolivia, for a total area of 223,551 hectares of own lands and 51,747 hectares of leased lands.

1.1. Business combination – Merger of Jaborandi Agrícola Ltda.

On June 1, 2021, the shareholders approved a corporate reorganization through a Protocol and Justification of Merger for the merger of the Company’s subsidiary Jaborandi Agrícola Ltda. (“Jaborandi Agrícola”) with the subsidiary Agrifirma Agro Ltda. (Agrifirma), both under the common control of BrasilAgro. Agrifirma was the surviving entity and succeeded Jaborandi Agrícola in all its rights and obligations. The transaction was recorded at book value and did not have any impact in the consolidated financial statements of the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The table below presents the main balance sheet items of Jaborandi Agrícola as at June 1, 2021:

Jaborandi Agrícola
Current assets
Cash and cash equivalents	52,302
Trade accounts payable	34,370
Inventories	53,404
Biological assets	53,646
Related-party transactions	1,499
Recoverable taxes and other credits	823
196,044
Noncurrent assets
Restricted securities	9,802
Recoverable taxes	239
Investment properties	24,019
Judicial deposits	242
Property, plant and equipment	59,345
Intangible assets	177
Right-of-use assets	43,977
Total assets	333,845

Current liabilities
Trade accounts payable	6,215
Loans, financing and debentures	46,983
Labor charges	1,936
Taxes payable	7,351
Leases payable	9,376
Advances from clients	55
71,916
Noncurrent liabilities
Loans, financing and debentures	33,684
Deferred taxes	3,323
Leases payable	148,908
Provision for contingencies	742
Total liabilities	258,573

Total net assets acquired	75,272

The merger not only simplifies the Company’s corporate structure and creates synergies for capturing operating efficiency gains, but also permits for strategy efficiencies. (Note 17.2).

1.2. Business combination – Acquisition of companies in Bolivia

On December 20, 2020, our controlling shareholder, Cresud, initiated a corporate reorganization under which the Company entered into a Share Purchase Agreement to acquire 100% of the shares issued by the following companies based in Bolivia: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A., all of which are indirectly controlled by Cresud. These properties have a total area of 9,875 hectares and will be used to cultivate grains and sugarcane, distributed among the properties San Rafael, Las Londras and La Primavera, collectively refer to as Acres del Sud.

On February 4, 2021, after the fulfillment of certain conditions precedent, which were fully satisfied, the Company assumed control of the aforementioned companies. The Company paid cash of R$160,399 based on the estimated preliminary net assets at book value calculated as of June 30, 2020. The agreement set forth an adjustment in price to reflect the net assets variation of the Bolivia-based companies from June 30, 2020 to the base date of the transaction, in accordance with the criteria established by the parties.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The procedures for adjusting the price were concluded on March 21, 2021 and generated an additional obligation of R$5,365, which was settled on April 30, 2021. The total consideration is shown below:

1/31/2021

Consideration paid in cash	160,399
Price adjustment	5,365
Total consideration transferred	165,764

Net assets acquired	(154,733)

Difference recorded in equity (Note 19.b)	11,031

Since the transaction involves the combination of businesses under common control, given that the transaction involved entities under the common control of Cresud, the Company applied the predecessor value method of accounting and recognized the assets and liabilities acquired at their book value, and the difference of the net assets acquired at book value and the consideration transferred of R$11,031 was recorded in equity under “Effect of reorganization.”.

The table below shows the assets and liabilities acquired by the Company:

	Acres	Ombú	Yuchán	Yatay	Intercompany Eliminations	Total
Current assets
Cash and cash equivalents	1,226	234	30	27	-	1,517
Trade accounts receivable	7,746	1,096	1,093	559	-	10,494
Inventories	1,734	1,016	844	35	-	3,629
Biological assets	10,416	4,525	3,292	-	-	18,233
Related-party transactions	2,757	43,935	88	66,369	(113,149)	-
Recoverable taxes and other credits	1,048	406	1,665	843	-	3,962
	24,927	51,212	7,012	67,833	(113,149)	37,835
Noncurrent assets
Investment properties	69,807	38,166	28,044	-	-	136,017
Property, plant and equipment	4,431	178	2,427	3	-	7,039
	74,238	38,344	30,471	3	-	143,056
Total assets	99,165	89,556	37,483	67,836	(113,149)	180,891

Current liabilities
Trade accounts and other payables	4,958	2,930	928	115	-	8,931
Labor obligations	56	24	22	1	-	103
Taxes payable	901	2,114	1,647	57	-	4,719
Related-party transactions	38,211	54,790	26,107	2,295	(113,149)	8,254
Advances from clients	3,443	1	-	-	-	3,444
	47,569	59,859	28,704	2,468	(113,149)	25,451
Noncurrent liabilities
Trade accounts and other payables	250	-	457	-	-	707
	250	-	457	-	-	707
Total liabilities	47,819	59,859	29,161	2,468	(113,149)	26,158

Total net assets acquired	51,346	29,697	8,322	65,368	-	154,733

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Other information

The results of the companies acquired in the period from the acquisition date to June 30, 2021 is presented below:

	Acres	Ombú	Yuchán	Yatay	Total
Net income	11,458	5,072	828	-	17,358
Net loss for the year	(3,195)	(2,705)	(2,370)	(382)	(8,652)

Had the transaction been consummated on July 1, 2020, the consolidated results would have been as follows:

	Acres	Ombú	Yuchán	Yatay	Total
Net income	30,736	14,514	3,721	22	48,993
(Loss) net income for the year	(1,207)	(1,402)	(3,869)	753	(5,725)

Cash and cash equivalents on the transaction date was R$1,517, and the net effect of the acquisition on the Company’s consolidated cash flows was R$164,247.

1.3. Business combination – Agrifirma

On November 22, 2019, the Company entered into a merger agreement (the “Merger Agreement”) with Agrifirma Holding S.A. (“Agrifirma Holding”). Under the terms of the Merger Agreement, BrasilAgro agreed to merge with Agrifima Holding and receive all of its assets, rights and obligations, holding 100% of the equity capital of the subsidiary Agrifirma Agro Ltda. and its subsidiaries, in exchange for common shares and warrants (“Agrifirma Warrants”) issued by BrasilAgro to the selling shareholders of Agrifirma Holging.

Agrifirma Agro Ltda. and its subsidiaries (“Agrifirma”) is engaged in the production, manufacture, storage, trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of its properties. Since the Agrifirma is engaged in activities in the same sector as BrasilAgro, the following impacts are expected immediately: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation in the value of undeveloped areas.

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

1.3.1. Number of shares delivered as consideration

Based on the terms of the Merger Agreement, the consideration transferred in the form of shares will be determined as followed, as described below: Initial Exchange Ratio (preliminary numbers), Final Exchange Ratio (adjustment in exchange ratio) and Adjustments Due to Indemnifications. The Merger Agreement also determines a minimum of shares to be transferred of 5,392,872.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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
5,869,872

(i)	Based on preliminary book values as of June 30, 2019 of Agrifirma, the capital stock of BrasilAgro was increased by R$115,587, from R$584,224 to R$699,811, with the issuance of 5,215,385 new common shares of the BrasilAgro, which were subscribed for and paid up by the shareholders of Agrifirma, and

(ii)	Issuance of the Agrifirma Warrants on behalf of one of the selling shareholders, entitling it to subscribe, anytime until January 22, 2022, to up to 654,487 new common shares of the BrasilAgro, with an exercise price of R$0.01 per share (Note 18.b).

Final Exchange Ratio

In accordance with the Merger Agreement, the Initial Exchange Ratio is adjusted for the changes in the book values of the preliminary balance sheet as of June 30 2019 through the acquisition date, on January 27, 2020, date on which Merger Agreement was signed.

On April 1, 2020, BrasilAgro informed the former shareholders of Agrifirma Holding that the Final Exchange Ratio, was finalized and reached the minimum number established in the merger agreement, totaling 5,392,872 shares as final consideration to be paid by Brasilagro, as detailed below:

	Initial Exchange Ratio	Adjustment to exchange ratio	Final Exchange Ratio
Unrestricted shares	4,402,404	(357,750)	4,044,654
Shares with sale restriction	812,981	(66,065)	746,916
Total shares (i)	5,215,385	(423,815)	4,791,570

Warrants	654,487	(53,185)	601,302
	5,869,872	(477,000)	5,392,872

i)	The adjustment in the exchange refers to the 423,815 shares, that the former shareholders of Agrifirma Holding will have to return. The share return process was completed on October 26, 2020.

Adjustments for indemnifications

The agreement establishes obligations for the payment of compensation by both BrasilAgro and the selling shareholders if certain contractually indemnifiable losses occur within two years from the date of the Merger Agreement.

On June 18, 2020, BrasilAgro and the selling shareholders signed a Settlement Agreement, agreeing on a Final Exchange Ratio at the minimum of 5,392,872 shares. The parties also agreed that given the resolution of a contingency by the date of the Settlement Agreement, the selling shareholders agreed to return the amount of R$3,500,000 in restricted shares and Agrifirma Warrants, as described below, which number was calculated using the market price of BrasilAgro’s average share price 90 days before January 27, 2022.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The following is the Final Exchange Ratio agreed after considering the Adjustments for indemnifications:

	Final Exchange Ratio	Adjustments for indemnifications	Final Exchange Ratio adjusted by indemnifications
Unrestricted shares	4,044,654	-	4,044,654
Shares with sale restriction	746,916	(109,291)	637,625
Total shares	4,791,570	(109,291)	4,682,279

Warrants	601,302	(87,985)	513,317
	5,392,872	(197,276)	5,195,596

1.3.2. Accounting for the transaction

Company estimated the fair value of the identifiable assets and liabilities acquired from Agrifirma and of the consideration transferred as of the acquisition date, i.e., January 27, 2020. For the purposes of estimating the consideration transferred, BrasilAgro considered the number of common shares adjusted by the amount of indemnifications.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

a) Estimated fair value of identifiable assets and liabilities acquired

The table below shows the estimated fair value of identifiable assets and liabilities of Agrifirma as of January 27, 2020:

January 27, 2020
Assets
Cash and cash equivalents	1,071
Trade accounts receivable	3,313
Inventories	1,461
Biological assets	4,883
Recoverable taxes and contributions	3,012
Non-current assets held for sale	23,842
Related parties	36
Other credits	6,025
43,643

Other credits	15,986
Investment properties	197,711
Property, plant and equipment	23,541
237,238
Total assets	280,881
Liabilities
Trade accounts payables	792
Loans and financing	123,862
Payable income tax and social contribution	19
Taxes payable	646
Labor charges	2,894
Other accounts payable	15,590
143,803

Provision for contingencies	60
Other accounts payable	3,206
Deferred tax liabilities	27,763
Total liabilities	31,029

Total net assets at fair value	106,049
Goodwill (a)	47
Total consideration	106,096

a)	Goodwill is attributed to the profitability expected from synergy gains and economies of scale in the agricultural operations and from the creation of real estate value in undeveloped areas. It is not expected that goodwill will be deductible for tax purposes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Consideration transferred at fair value

The following table summarizes the fair value of the consideration transferred for the acquisition of Agrifirma:

	Number of shares issued / to be issued	Brasilagro’s share market price as of January 27, 2020	Total consideration transferred
Unrestricted shares	4,044,654	-	115,587
Capital reserve (Note 19.b)	-	-	(33,566)
Unrestricted shares	4,044,654	20.28	82,021

Shares with sale restriction	637,625	20.28	12,930
Agrifirma Warrants (a)	513,317	20.27	10,405
Agrifirma Warrant Dividends (b)	-	-	740
Estimated consideration at fair value	5,195,596		106,096

To calculate the fair value of the consideration transferred on the acquisition date, the following assumptions were considered:

a)	Unrestricted and restricted shares: the fair value of the restricted and unrestricted shares, was calculated considering BrasilAgro’s quoted market share price on the B3 (Agro3) as of January 27, 2020.

b)	Agrifirma Warrants: the fair value was measured based on BrasilAgro´s quoted share market price on the B3 as of January 27, 2020, adjusted by the exercise price of R$0.01 per warrant.

c)	Agrifirma Warrant Dividends: the fair value of Agrifirma Warrant Dividends, was based on the average dividend yield of the last four years and BrasilAgro’s quoted share market price on the B3 as of January 27, 2020, discounted to present value.

The unrestricted shares issued as part of the consideration transferred for the acquisition of control of Agrifirma were recorded recognized in equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant Dividends are recorded in Other Liabilities as their final amount may vary due to certain events stated in the agreement and, as such, they do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the warrants are considered potential common shares and as such included in the calculation of diluted earnings per share.

The unrestricted shares do not have the element of variability, and as such is recognized in equity. The difference between the capital increase, in accordance with the Merger Agreement, and the consideration transferred at fair value of the unrestricted shares as of January 27, 2020, totaling R$30,566 (Note 19.b) is recorded in Capital Reserve.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

1.3.3. Other Information

The results of the Agrifirma Group consolidated by BrasilAgro from the acquisition dated, i.e. January 27, 2020 to June 30, 2020, are as follows:

1/27/2020 to 6/30/2020
Net revenue	19,194
Net income for the period	1

Had the transaction been consummated on July 1, 2019, the net revenue and loss for the year of Agrifirma consolidated by BrasilAgro would have been as follows:

7/1/2020 to 6/30/2020
Net income	27,949
Loss for the year	(64,305)

In addition, there are no differences between the book value and the fair value of receivables as of the date of the acquisition.

1.4. Sales of Farms

Sales of farms in the year ended on June 30, 2021

a)	Sale of Bananal X Farm

On March 22, 2019, the Company signed a purchase and sale agreement for a total area of 2,160 hectares (1,714 agricultural hectares) of the Bananal X Farm, a rural property located in the city of Luís Eduardo Magalhães, state of Bahia.

The agreement was for a fixed price of R$28,000 to be paid in seven installments. As of June 30, 2020, the farm was classified as a Non-Current Asset Held for Sale due to a disagreement involving the lessor of the farm that impeded the title transfer to the buyer. On July 31, 2020, the parties reached an agreement and the Company recognized the sale no profit or loss effect, as the asset was recorded at its fair value less selling expenses, as set forth in IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations.

On the date the sale was completed, the Company received R$7,500 (Note 7.1.d – Bananal X Farm). The amount of R$2,000 refers to installments 1 and 2, which were received on February 15, 2019 and March 22, 2019 as advances, while the amount of R$5,500 corresponds to installments 3 and 4 received on July 31, 2020. The remaining balance of R$20,500 will be received in three annual installments through 2023.

b)	Sale of Jatobá III Farm

On August 31, 2020, the Company recognized a gain of R$ 3,796 for the sale of 133 hectares, which sale was negotiated in a purchase and sale agreement for a total area of 3,258 hectares (2,473 agricultural hectares) of the Jatobá III Farm on June 28, 2019 for a total amount of R$ 47,016. The Jatobá III Farm is a rural property located in the city of Jaborandi, state of Bahia. As of August 31, 2020, the total gain on sale of farms was R$50,812, corresponding to a total of 37,905 soybean bags or 285 bags of soybean per agricultural hectare.

On August 31, 2020 and on June 28, 2021, the buyer met the contractual conditions to take possession of the Jatobá III farm through two down payment of R$675 and R$809 each, totaling the amount paid of R$1,484, corresponding to 13,646 bags of soybean. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 24,259 soybean bags was recorded in accounts receivable, to be received in four annual installments through 2025 (Note 7.1.d – Jatobá III Farm).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

c)	Sale of Jatobá VI Farm

On May 6, 2021, the Company signed a purchase and sale agreement for the sale of a total area of 1,654 hectares (1,250 agricultural hectares) of the Jatobá VI Farm, a rural property located in the City of Jaborandi, State of Bahia, for 300 bags of soybean per useful hectare, which corresponded to R$67,061 as of May 6, 2021.

On May 6, 2021 and on June 30, 2021, the buyer met the contractual conditions to take possession of the Jatobá VI farm through two down payments of R$6,188 on each date, totaling R$12,376. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 300,048 soybean bags was recorded in accounts receivable, to be received in six annual installments through 2031 (Note 7.1.d – Jatobá VI Farm).

Sale of farms in the year ended on June 30, 2020

d)	Sale of Jatobá IV Farm

On July 11, 2019, the Company signed a purchase and sale agreement for the sale of 1,134 hectares (893 agricultural hectares) of the Jatobá IV Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 302 bags of soybean per agricultural hectare, totaling R$23,183 as of September 2, 2019.

On September 2, 2019, the buyer met the contractual conditions to take possession of the Jatobá IV Farm through the down payment of R$2,698. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 232,000 soybean bags was recorded in accounts receivable, to be received in six annual installments through 2025 (Note 7.1.d – Jatobá IV Farm).

e)	Sale of Alto Taquari II Farm

On October 29, 2019, the Company entered into a purchase and sale agreement for the sale of 85 hectares (65 agricultural hectares) of the Alto Taquari III Farm, a rural property located in the City of Alto Taquari, State of Mato Grosso, for an amount corresponding to 1,100 bags of soybean per useful hectare, totaling R$5,513 as of October 29, 2019.

On the same date, the buyer met the contractual conditions to take possession of the Alto Taquari II Farm through the down payment of R$1,044. As a result, revenue was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 57,200 soybean bags is recorded in accounts receivable from sales of farms, to be received in four annual installments through 2023 (Note 7.1.d – Alto Taquari II Farm).

f)	Sale of Alto Taquari III Farm

On May 29, 2020, the Company entered into a purchase and sale agreement for the sale of 105 hectares (105 agricultural hectares) of the Alto Taquari III Farm, a rural property located in the city of Alto Taquari, state of Mato Grosso, for 1,100 bags of soybean per useful hectare, totaling R$11,037 as of May 29, 2020.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

On the same date, the buyer met the contractual conditions to take possession of the Alto Taquari III Farm through the down payment of R$1,763. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 93,478 soybean bags was recorded in accounts receivable, to be received in five annual installments through 2025 (Note 7.1.d – Alto Taquari III Farm).

g)	Sale of Jatobá V Farm

On June 30, 2020, the Company entered into a purchase and sale agreement for the sale of 1,875 hectares (1,500 agricultural hectares) of the Jatobá V Farm, a rural property located in the city of Jaborandi, state of Bahia, for 300 bags of soybean per useful hectare, totaling R$45,015 as of June 30, 2019.

On the same date, the buyer met the contractual conditions to take possession of the Jatobá V Farm through the down payment of R$5,000. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 397,368 soybean bags was recorded in accounts receivable, to be received in seven annual installments through 2026 (Note 7.1.d – Jatobá V Farm).

Sales of farms in the year ended in June 30, 2019

h)	Sale of Jatobá II Farm

On June 13, 2018, the Company signed a purchase and sale agreement for the sale of 9,784 hectares (7,485 agricultural hectares) of the Jatobá II Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 285 bags of soybean per usable hectare or R$123,335 as of July 31, 2018.

On July 31, 2018, the buyer met the contractual conditions to take possession of the Jatobá II Farm through the down payment of R$21,000. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 2,133,296 soybean bags was recorded in accounts receivable, to be received in seven annual installments through 2025 (Note 7.1.d – Alto Taquari I Farm).

i)	Sale of Alto Taquari I Farm

On November 21, 2018, the Company signed a purchase and sale agreement for the sale of 103 hectares of arable land in the Alto Taquari I Farm, for the value of 1,100 bags per useful hectare, totaling R$6,871 as of November 19, 2018.

On November 19, 2018, the buyer met the contractual conditions to take possession of the Alto Taquari I Farm through the down payment of R$1,491. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 90,624 soybean bags was recorded in accounts receivable, to be received in four semi-annual installments through 2022 (Note 7.1.d – Alto Taquari I Farm).

j)	Sale of Jatobá III Farm

On June 28, 2019, the Company signed a purchase and sale agreement for the sale of 3,125 hectares (2,473 agricultural hectares) of the Jatobá III Farm, a rural property located in the City of Jaborandi, State of Bahia, for 285 bags of soybean per useful hectare, which corresponded to R$47,016 as of June 28, 2019.

On June 28, 2019 and on July 31, 2019, the buyer met the contractual conditions to take possession of the Jatobá III Farm through the two down payment of R$5,000 each on those dates, totaling R$10,000. As a result, a gain on sale of farms was recognized in the statement of income (see Note 21.b) and the remaining balance corresponding to 563,844 soybean bags is recorded in accounts receivable from sales of farms, to be received in six annual installments through 2025 (Note 7.1.d – Jatobá III Farm).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

1.5. Acquisition of Serra Grande Farm

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

1.6. New investments

Agrofy

On June 27, 2019, the Board of Directors approved an investment of US$1,000 (R$4,127) in Agrofy Global for an equity interest of 1.8% in the startup. On September 23, 2019, BrasilAgro paid 50% of the amount (R$2,087), and the remaining balance was paid on December 16, 2019 (Note 11).

1.7. Lease

Lease of Parceria V

On August 28, 2018, the Company signed a lease agreement to use a farmland of 23,500 hectares in the city of São Félix do Araguaia, state of Mato Grosso. The new farm will be called Partnership V (see Note 14). The lease will be for 10 years.

1.8. Public offering of shares

In February 2021, BrasilAgro completed a primary and secondary follow-on offering of common shares in the aggregate amount of R$440,000, with the issuance of 20,000,000 new common shares. The offering consisted of a restricted offering in Brazil, pursuant to Law No. 6,385, of December 7, 1976, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended, and a private placement to (a) a limited number of qualified institutional buyers in the United States, as defined in Rule 144A under the Securities Act, and (b) institutional and other investors outside the United States and Brazil that are not U.S. persons, in reliance on Regulation S under the Securities Act. As a result of this offering, the capital stock was increased to R$1,139,811, divided into 82,104,301 common shares. Transaction costs in the amount of R$17,186 were recorded in equity as Share issue costs, net of tax effects, in the amount of R$5,843.

1.9. Warrants

On May 10, 2021 and May 14, 2021, the Board of Directors authorized BrasilAgro’s capital increase in the total amount of R$448,174, from R$1,139,811 to R$1,587,985, through the issue of 20,272,707 common shares without par value, as a result of the exercise of warrants held by BrasilAgro’s founding shareholders.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The warrants, which were originally issued on March 15, 2006 and matured on March 15, 2021, granted to the founding shareholders the right to subscribe shares of BrasilAgro proportionately to their equity interests. The warrants were divided into two classes of 256,000 each. The exercise of one class of warrants was conditioned upon certain events and transactions that did not materialize by their maturity date. The exercise of the other class of warrants could be exercised by the shareholders, for a fixed price based on the initial public offering price, subject to inflation and other adjustments.

1.10. COVID-19 Impacts

COVID-19 was first reported on December 31, 2019, and since then the disease has spread to various countries, including Brazil, Paraguay and Bolivia, where the Company operates, with reports of numerous deaths caused by the new coronavirus. On March 11, 2020, the World Health Organization declared a global pandemic.

In March, 2020 the Company developed and implemented a plan with various measures to protect the health of its employees, contribute to containing COVID-19 and mitigate its effects on its operations. These measures included:

●	Creating a Prevention and Risk Committee to continuously assess the overall situation, update preventive measures and actions to minimize risks, and coordinate the implementation of action plans;

●	Establishment of working from home for employees who are at risk or who work at the corporate office in São Paulo;

●	Adoption of various measures and protocols to protect the safety of all persons involved in the Company’s operational context, following the guidelines of the Brazilian Ministry of Health;

●	Contingency plans to support operations.

The operations are functioning normally and to date the Company has not had any material impact caused by the spread of COVID-19.

COVID-19 could affect the Company’s operations if a significant portion of its workforce cannot work effectively due to the spread of the virus, quarantines, government actions, the shutdown of facilities or other restrictions. Part of the Company’s revenue is generated by the sale of commodities to local clients, but the global market for said commodities relies on an extensive logistics and supply chain, including ports, distribution centers and suppliers. In addition, the high volatility in the prices of the U.S. dollar and of commodities could result in losses for the Company.

With regard to its business, a factor that merits attention is the strong demand for exports benefited by the appreciation in the U.S. dollar. With regard to the logistics chain, note that no significant disruptions occurred in export operations and logistics and in inbound shipments of inputs, most of which already have been acquired.

With regard to commitments for sales to clients, the Company has not identified any material changes, since their origination is based on a strong correlation between the way the negotiations are conducted and the players selected as commercial partners. Therefore, to date, the Company has not observed any matters related to these commitments. Moreover, the Company is well positioned to surmount the effects caused by covid-19, with its main concerns including its cash preservation, leverage ratio and cost and borrowing efficiency, which are aligned with the risk policies adopted by the Company.

Short- and long-term liquidity is preserved, and even any changes in inbound and outbound shipments are scaled to not affect significantly the Company’s financial position. BrasilAgro did not identify significant risks with regard to its capacity to continue operating. During the year ended June 30, 2021, no significant impacts were identified.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

1.11. Cyber attack

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

2.1. Basis of preparation

On October 29, 2021 the Company’s Executive Board, Board of Directors and Fiscal Council approved the Company’s consolidated financial statements and authorized their issuance.

The consolidated financial statements are presented in thousands of Brazilian Reais, except where otherwise stated. Some of the totals presented in these financial statements may not cast due to rounding.

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

Management has not identified any significant uncertainty as to the Company’s ability to continue as a going.

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

Non-financial data included in these financial statements, such as sales volume, planted and leased area, number of farms, were not audited by the independent auditors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Basis of consolidation

The consolidated financial statements comprise the financial statements of BrasilAgro and its subsidiaries as of June 30, 2021, 2020, and 2019 as described below:

		Ownership %
		2021	2020	2019
Jaborandi Agrícola Ltda.	Jaborandi Agrícola (e)	-	99.99	99.99
Imobiliária Jaborandi Ltda.	Jaborandi	99.99	99.99	99.99
Imobiliária Cremaq Ltda.	Cremaq	99.99	99.99	99.99
Imobiliária Engenho Ltda.	Engenho	99.99	99.99	99.99
Imobiliária Araucária Ltda.	Araucária	99.99	99.99	99.99
Imobiliária Mogno Ltda.	Mogno	99.99	99.99	99.99
Imobiliária Cajueiro Ltda.	Cajueiro	99.99	99.99	99.99
Imobiliária Ceibo Ltda.	Ceibo	99.99	99.99	99.99
Imobiliária Flamboyant Ltda.	Flamboyant	99.99	99.99	99.99
Palmeiras S.A.	Palmeiras	99.99	99.99	99.99
Agropecuaria Morotí S.A.	Moroti	99.99	99.99	99.99
Agrifirma Agro Ltda.	Agrifirma (b)	99.99	99.99	-
Agrifirma Bahia Agropecuária Ltda.	Bahia (a)	99.99	99.99	-
I.A. Agro Ltda.	I.A. Agro (a)	99.99	99.99	-
GL Empreendimentos e Participações Ltda.	GL (a)	99.99	99.99	-
Agrifirma Delaware LLC	Delaware (a)	100	100	-
Agropecuaria Acres Del Sud S.A.	Acres (c)	100	-	-
Ombú Agropecuaria S.A.	Ombú (c)	100	-	-
Yuchán Agropecuaria S.A.	Yuchán (c)	100	-	-
Yatay Agropecuaria S.A.	Yatay (c)	100	-	-
Avante Comercializadora S.A.	Avante (d)	100	-	-

(a)	Subsidiaries of Agrifirma – indirect control.
(b)	The corporate name of the subsidiary Agrifirma, which was acquired on January 27, 2020, was changed from Agrifirma Brasil Agropecuária S.A. to Agrifirma Agro Ltda on June 10, 2020.
(c)	Subsidiaries acquired in Bolivia (Note 1.3).
(d)	Company established on May 14, 2021, see Note 11.
(e)	Merged into the subsidiary Agrifirma on June 1, 2021, see Note 1.4.

The subsidiaries are consolidated from the date of acquisition and consolidation ceases when the Company loses control. The financial statements of the subsidiaries are prepared for the same reporting period of BrasilAgro, using consistent accounting policies. All intergroup balances, revenues and expenses are fully eliminated in the consolidated financial statements.

2.2. Foreign currency translation

a)	Functional and presentation currency

The Company’s functional and presentation currency is the Brazilian Real (R$). The items included in the financial statements of the subsidiaries located in Brazil are measured using Brazilian Reais (R$) as their functional currency. The U.S. Dollar is the functional currency of the joint venture Cresca S.A. (“Cresca”), and subsidiaries Palmeiras S.A. (“Palmeiras”) and Agropecuária Moroti S.A. (“Moroti”), all headquartered in Paraguay, and for the subsidiaries headquartered in Bolivia, the functional currency is the Bolivian boliviano.

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

June 30, 2021

(In thousands of reais, except as stated otherwise)

c)	Foreign operations

In the preparation of the Company’ financial statements, the financial statements of the companies headquartered abroad, whose functional currency is the U.S. dollar and the Bolivian boliviano, are translated into reais as follows: a) balance sheet at the foreign exchange rate at the year end and b) Statement of income, and cash flows, at the average foreign exchange rate.

The effects of variations in the foreign exchange rate resulting from the translations of foreign operations are presented in “Currency translation adjustment of foreign operations” in the statement of comprehensive income and in the statement of changes in equity

2.3. Investment in joint venture

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

2.4. Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, bank deposits maturing within 90 days from the transaction date and short-term highly liquid repurchase agreements and financial investments for which there are no fines or other restrictions for their immediate redemption.

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

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost and fair value through profit or loss.

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

June 30, 2021

(In thousands of reais, except as stated otherwise)

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are ’solely payments of principal and interest (SPPI)’ on the principal amount outstanding.

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

Changes in fair value related to credits for the sale of farms designated as fair value through profit or loss are recognized in “Net on remeasurement of receivables from sale of farms” under “Financial income”.

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

Financial assets at amortized cost are subsequently measured using the effective interest rate method (EIR) and are subject to impairment. Gains and losses are recognized in statement of income when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include all trade account receivables, loans with affiliates and marketable securities given as collateral for loans and financing.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

ii. Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income. This category generally applies to interest-bearing loans and borrowings. For more information, see Note 16.

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

June 30, 2021

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

2.9. Biological assets

The Company’s biological assets consist mainly of the cultivation of soybean, corn, beans, cotton, sugarcane and beef cattle (or cattle production), which are measured at fair value less costs to sell.

Agricultural activity

The fair value of biological assets is determined upon their initial recognition and at each subsequent balance sheet date. Gains and losses arising from the changes in fair value of biological assets is determined as the difference between fair value and the costs incurred in the plantation and treatment of crops of biological assets and agricultural products at the balance sheet date and are recorded in the statement of income in “Changes in fair value of biological assets”. In certain circumstances, the estimated fair value less cost to sell approximate cost incurred at that moment, especially when only a minor biological transformation has taken place or when no material impact is expected from that biological transformation on the price. Biological assets continue to be recorded at their fair value.

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

June 30, 2021

(In thousands of reais, except as stated otherwise)

The soybean, corn and cotton are temporary cultures, in which the agricultural product is harvested after a period of time from 90 to 240 days after the planting date, depending on the cultivation, variety, geographic location and climate conditions. The calculation methodology used to estimate the fair value of the grains was the discounted cash flows at a rate reflecting the risk and terms of operations. As such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the Company’s budget or on new internal estimates and market prices. The commodities’ prices were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), B3 (Bolsa, Brasil, Balcão), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted, we used the prices obtained through direct market surveys or disclosed by specialized companies. We considered the related logistic expenses and tax discounts in order to arrive at the prices of each of these products in each production unit of the Company.

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

For segregation purposes, when applicable, the Company classifies its cattle herd into: consumable cattle (current assets), which can be sold as a biological asset for meat production; and bearer cattle (non-current assets), which is used in farm operations to generate other biological assets. On June 30, 2021, the Company only had bearer and consumable cattle, which includes calves, heifers, pregnant heifers, pregnant cows, calves, steers and bulls.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

	Annual depreciation rates %
	2021	2020	2019
Buildings and improvements	3	2-25	2-25
Equipment and facilities	7	10	5-10
Vehicles and agricultural machinery	7	13-20	13-20
Furniture and fixtures	10	10	10
Opening of areas	5	5-20	5-20
Permanent cultures	20	16-27	16-27

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

June 30, 2021

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

On June 30, 2021 and 2020, no indication of impairment of assets was identified.

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

2.17. Current and deferred income tax and social contribution

(a) Current income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. As allowed by the Brazilian tax legislation, certain subsidiaries opted for a tax regime under which taxable profit is computed as a percentage of revenues. Under this regime, taxable profit for income and social contribution tax is calculated by applying a rate of 8% and 12% on gross revenue, respectively, on which the statutory rates for income and social contribution tax are applied.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. In Brasil such rates are 25% for income tax and 9% for social contribution tax (Note 17).

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

June 30, 2021

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

June 30, 2021

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

b) Sale of farms

Revenue from sale of farms is not recognized until performance obligations are met, which consists of: (i) the sale be in completed, (ii) the Company has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Company has transferred all risks and rewards to the buyer, and does not have a continuing involvement. Usually this coincides with the buyer making the first down payment, moment when the transfer of possession is completed, according to the contractual terms. The result from sales of farms is presented in the statement of income as “Gain on sale of farms” net of the related cost.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

Right-of-use assets are depreciated on a straight-line basis over the lease period.

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

Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Company as lessor

Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the income statement due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

2.26. Statement of cash flows

Interest paid is classified as cash flows from financing activities since it represents costs for obtaining financial resources and are not considered cash flows from operating activities of the Company.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The Company believes that the cost of acquisition of investment properties subject to IAS 40 includes the obligation to deliver agricultural products on future dates. This obligation is initially measured at its fair value on the date the property is recognized. The Company adopts criteria for remeasuring the obligation to deliver agricultural products for the purchase of properties at their fair value on each reporting date against profit or loss. The gain (loss) from remeasurement of this obligation is recognized in the financial result in the income statement.

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

Any contingent consideration to be transferred by the acquiring company will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the income statement in accordance with IFRS 9.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

●	in the principal market for the asset or liability; or

●	in the absence of a principal market, in the most advantageous market. The principal or more advantageous market must be accessible by the Company.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

●	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

●	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.31. New standards, amendments and interpretations

New or revised pronouncements applied for the first time in the current year

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company, but may impact future periods should the Company enter into any business combinations.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. This amendment had no impact on the consolidated financial statements of the Company.

New or revised pronouncements applied for the first time in the year ended June 30, 2020

On June 30, 2020, the Company applied for the first tim IFRS 16 - Leases and IFRIC 23 - Uncertainty over income tax treatments. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

The impacts of IFRS 16 upon its initial adoption as of July 01, 2019 are presented below. The initial adoption of IFRS 16 did not produce any impacts in equity:

	As previously stated	Reclassifications (Note 2.1)	Reclassified	Impacts - IFRS 16	After adoption of IFRS 16
Assets
Right-of-use of leases (Note 13)	-	-	-	92,794	92,794
Other assets	1,357,614	-	1,357,614	-	1,357,614

Total	1,357,614	-	1,357,614	92,794	1,450,408

Liabilities and shareholders’ equity
Lease payable (Note 14)	-	47,446	47,446	92,794	140,240
Trade account payables and other liabilities	138,654	(26,249)	112,405	-	112,405
Financial lease	21,197	(21,197)	-	-	-
Related-party transactions	2,405	-	2,405	-	2,405
Other liabilities	314,825	-	314,825	-	314,825
Shareholders’ Equity	880,533	-	880,533	-	880,533

Total	1,357,614	-	1,357,614	92,794	1,450,408

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

b. Interpretation IFRIC 23 – Uncertainty over income tax treatments

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

June 30, 2021

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

	6/30/2018	Category
Financial Instruments	Consolidated	IAS 39	IFRS 9
Trade accounts receivable	57,185	Loans and receivables	Amortized cost
Transactions with Related Parties	1,66	Loans and receivables	Amortized cost
Trade accounts payable	48,518	Financial liabilities at amortized cost	Amortized cost
Loans and financing	255,805	Financial liabilities at amortized cost	Amortized cost

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

June 30, 2021

(In thousands of reais, except as stated otherwise)

In preparing to adopt IFRS 15, the Company considered the following:

(a) Sales of agricultural products (grains, cotton and sugarcane) and beef cattle

For contracts with customers in which the sale of agricultural products and beef cattle is generally expected to be the only performance obligation, adoption of IFRS 15 did not present any impact on the Company’s revenue and statement of income.

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

b. Amendments to IAS 1 and IAS 8: Definition of material omission

In October 2018, IASB issued amendments to IAS 1 and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of omission in all standards, with the information material if omitting, misstating or obscuring if it could reasonably influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

An increase or decrease by 1% in the expected productivity of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$2,172 and an increase or decrease by 1% in the price of sugarcane and grains/cotton would result in an increase or decrease in biological asset by R$3,051.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Methodology used

At June 30, 2021, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

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

iii) The value of land for agriculture in the surveyed region, is referenced to the price of soybean bag. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare. Accordingly, the amount in Reais (R$) of the property varies directly due to the variation in the soybean price; and

iv) The soybean price considered at June 30, 2021, was R$137.40 (Barreiras Region – Bahia), R$159.20 (Balsas Region – Maranhão), R$150.00 (Rondonópolis Region – Mato Grosso), R$145.10 (Uruçui Region – Piauí), R$150.00 (Mineiros Region – Goiás) and R$148.70 (Unaí Region – Minas Gerais). This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the price of soybean bag.

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

f) Non-financial obligations

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate which ranges between 4.80% and 10,92%.

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

June 30, 2021

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

b) Loans, financing and debentures. The book value of loans, financing and debentures, denominated in reais have its interest rates either fixed or based on the variation of TJLP (Long Term Interest Rate), SELIC (Special System of Clearance and Custody Rate), IPCA (Broad National Consumer Price Index) and exchange rate and approximates their fair value.

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

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

However, the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of different factors, such as, among others, differences between the contract dates, the maturity and settlement dates, or differences in “spreads” on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps. In the case of the derivative financial instruments strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

This analysis contemplates five distinct scenarios that differ due to the intensity of variation in relation to the current market. At June 30, 2021, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The assumptions and scenarios are as follows:

							2021
					Devaluation in reais R$		Appreciation in Reais R$
Product	Price	Market	Maturity	Probable scenario	Scenario I - 25%	Scenario II - 50%	Scenario III + 25%	Scenario IV+ 50%
Soybean	R$/bag	CBOT	08/13/2021	157.71	118.28	78.86	197.14	236.57
Soybean	R$/bag	CBOT	10/22/2021	154.29	115.72	77.15	192.86	231.44
Soybean	R$/bag	CBOT	10/26/2021	150.37	112.78	75.19	187.96	225.56
Soybean	R$/bag	CBOT	11/12/2021	154.29	115.72	77.15	192.86	231.44
Soybean	R$/bag	CBOT	12/27/2021	154.37	115.78	77.19	192.96	231.56
Soybean	R$/bag	CBOT	02/18/2022	151.39	113.54	75.70	189.24	227.09
Soybean	R$/bag	CBOT	06/24/2022	150.37	112.78	75.19	187.96	225.56
Soybean	R$/bag	CBOT	06/28/2022	150.37	112.78	75.19	187.96	225.56

Cotton	R$/arroba	CBOT	11/12/2021	140.44	105.33	70.22	175.55	210.66
Cotton	R$/arroba	CBOT	12/08/2021	140.44	105.33	70.22	175.55	210.66
Cotton	R$/arroba	CBOT	11/16/2022	128.65	96.49	64.33	160.81	192.98

Corn	R$/bag	CBOT	08/27/2021	70.81	53.11	35.41	88.51	106.22
Corn	R$/bag	CBOT	08/31/2021	70.81	53.11	35.41	88.51	106.22
Corn	R$/bag	OTC/Stock Exchange	09/19/2022	80.27	60.20	40.14	100.34	120.41
Corn	R$/bag	OTC/Stock Exchange	09/15/2021	91.50	68.63	45.75	114.38	137.25
Corn	R$/bag	OTC/Stock Exchange	09/15/2022	80.27	60.20	40.14	100.34	120.41

Ethanol	R$/m3	OTC/Stock Exchange	07/30/2021	2,850.00	2,137.50	1,425.00	3,562.50	4,275.00
Ethanol	R$/m3	OTC/Stock Exchange	08/31/2021	2,865.00	2,148.75	1,432.50	3,581.25	4,297.50
Ethanol	R$/m3	OTC/Stock Exchange	09/30/2021	2,867.50	2,150.63	1,433.75	3,584.38	4,301.25

Fed cattle	R$/bag	OTC/Stock Exchange	10/29/2021	318.00	238.50	159.00	397.50	477.00

USD	-	-	07/05/2021	5.04	3.78	2.52	6.30	7.56
USD	-	-	07/15/2021	5.05	3.79	2.52	6.31	7.57
USD	-	-	07/27/2021	5.06	3.79	2.53	6.32	7.58
USD	-	-	08/26/2021	5.08	3.81	2.54	6.35	7.62
USD	-	-	08/30/2021	5.08	3.81	2.54	6.35	7.62
USD	-	-	08/31/2021	5.08	3.81	2.54	6.35	7.62
USD	-	-	09/28/2021	5.11	3.83	2.55	6.38	7.66
USD	-	-	11/16/2021	5.15	3.86	2.57	6.44	7.72
USD	-	-	11/17/2021	5.15	3.86	2.58	6.44	7.73
USD	-	-	03/31/2022	5.28	3.96	2.64	6.59	7.91
USD	-	-	05/10/2022	5.32	3.99	2.66	6.65	7.98
USD	-	-	05/25/2022	5.33	4.00	2.67	6.67	8.00
USD	-	-	06/27/2022	5.37	4.03	2.68	6.71	8.05
USD	-	-	06/28/2022	5.37	4.03	2.68	6.71	8.05
USD	-	-	06/30/2022	5.37	4.03	2.69	6.71	8.06
USD	-	-	07/26/2022	5.40	4.05	2.70	6.75	8.09
USD	-	-	07/28/2022	5.40	4.05	2.70	6.75	8.10
USD	-	-	11/23/2022	5.52	4.14	2.76	6.90	8.28
USD	-	-	01/30/2023	5.59	4.19	2.80	6.99	8.39
USD	-	-	05/30/2023	5.73	4.30	2.87	7.16	8.60
USD	-	-	06/30/2023	5.76	4.32	2.88	7.20	8.65
USD	-	-	07/31/2023	5.80	4.35	2.90	7.25	8.70
USD	-	-	03/01/2024	6.04	4.53	3.02	7.55	9.06
USD	-	-	04/30/2024	6.11	4.58	3.05	7.63	9.16

Interest	-	-	11/23/2021	6.04%	4.53%	3.02%	7.55%	9.06%
Interest	-	-	08/15/2023	7.66%	5.75%	3.83%	9.58%	11.49%

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

							2020
					Devaluation in reais R$		Appreciation in Reais R$
Product	Price	Market	Maturity	Probable scenario	Scenario I -25%	Scenario II - 50%	Scenario III + 25%	Scenario IV+ 50%
Soybean	R$/bag	CBOT	07/03/2020	106.76	80.07	53.38	133.45	160.14
Soybean	R$/bag	CBOT	11/13/2020	106.51	79.88	53.26	133.14	159.77
Soybean	R$/bag	CBOT	12/28/2020	106.67	80.00	53.34	133.34	160.01
Soybean	R$/bag	CBOT	02/19/2021	106.09	79.57	53.05	132.61	159.14
Soybean	R$/bag	CBOT	06/25/2021	106.67	80.00	53.34	133.34	160.01

Corn	R$/bag	CBOT	07/15/2020	48.10	36.08	24.05	60.13	72.15
Corn	R$/bag	CBOT	07/16/2020	46.26	34.70	23.13	57.83	69.39
Corn	R$/bag	CBOT	09/15/2020	46.26	34.70	23.13	57.83	69.39
Corn	R$/bag	CBOT	09/16/2020	46.26	34.70	23.13	57.83	69.39
Corn	R$/bag	CBOT	08/27/2021	47.44	35.58	23.72	59.3	71.16

Fed cattle	R$/arroba	OTC/Stock Exchange	10/30/2020	215.85	161.89	107.93	269.81	323.78

Ethanol	R$/m3	CBOT	11/13/2020	110.25	82.69	55.13	137.81	165.38
Ethanol	R$/m3	CBOT	12/08/2020	110.25	82.69	55.13	137.81	165.38

USD	-	-	08/31/2020	5.45	4.09	2.73	6.81	8.18
USD	-	-	11/30/2020	5.46	4.10	2.73	6.83	8.19
USD	-	-	06/28/2021	5.50	4.13	2.75	6.88	8.25
USD	-	-	06/29/2021	5.50	4.13	2.75	6.88	8.25
USD	-	-	06/30/2021	5.50	4.13	2.75	6.88	8.25
USD	-	-	07/15/2021	5.51	4.13	2.76	6.89	8.27
USD	-	-	11/16/2021	5.56	4.17	2.78	6.95	8.34
USD	-	-	11/17/2021	5.56	4.17	2.78	6.95	8.34

Interest	-	-	08/15/2023	4.67%	3.50%	2.34%	5.84%	7.01%

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators remain unchanged. Estimated amounts below can significantly differ from amount eventually settled.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

		Consolidated			Scenario I -		Scenario I - Possible		Scenario II - Remote		Scenario III - Possible		Scenario IV - Remote
(*)annual		At June 30, 2021			Probable		Decrease		Decrease		Increase		Increase
average rates		Balance	Notional/		Balance		Balance	-25%	Balance	-50%	Balance	25%	Balance	50%
Operation	Risk	(R$)	Position	Rate	(R$)	Rate	(R$)	Rate	(R$)	Rate	(R$)	Rate	(R$)	Rate

Short-term investments	CDI	1,000,892	-	4.15%	(27,224)	6.87%	(17,214)	5.15%	(34,431)	3.44%	17,214	8.59%	34,431	10.31%
Marketable securities	CDI	10,455	-	4.15%	(284)	6.87%	(180)	5.15%	(360)	3.44%	180	8.59%	360	10.31%
Cash - USD	USD	31,756	6,348	5.00	(2,345)	5.37	(8,525)	4.03	(17,051)	2.69	8,525	6.72	17,051	8.06
Total cash, cash equivalents		1,043,103	6,348		(29,853)		(25,919)		(51,842)		25,919		51,842

Financing in Paraguay	USD	(2,564)	(513)	5.00	(948)	5.37	3,443	4.03	6,887	2.69	(3,443)	6.72	(6,887)	8.06
Debentures	CDI	(346,327)	-	4.15%	(9,420)	6.87%	5,992	5.15%	11,879	3.44%	(5,992)	8.59%	(11,879)	10.31%
Agricultural costs	CDI	(40,561)	-	4.15%	(1,103)	6.87%	698	5.15%	1,395	3.44%	(698)	8.59%	(1,395)	10.31%
Working capital	CDI	(23,230)	-	4.61%	-	4.61%	270	3.46%	534	2.31%	(270)	5.76%	(534)	6.92%
Total financing (b)		(412,682)	(513)		(11,471)		10,403		20,695		(10,403)		(20,695)

Araucária IV	Soybean bags	4,466	33,128	153.73	-	153.73	(1,117)	115.30	(2,233)	76.86	1,117	192.16	2,233	230.59
Araucária V	Soybean bags	42,848	325,000	150.81	-	150.81	(10,712)	113.11	(21,424)	75.41	10,712	188.52	21,424	226.22
Jatobá II	Soybean bags	146,953	1,123,286	156.73	-	156.73	(36,738)	117.55	(73,477)	78.36	36,738	195.91	73,477	235.09
Jatobá III	Soybean bags	55,911	429,066	162.11	-	162.11	(13,978)	121.58	(27,956)	81.05	13,978	202.63	27,956	243.16
Jatobá IV	Soybean bags	19,088	146,000	160.59	-	160.59	(4,772)	120.44	(9,544)	80.29	4,772	200.73	9,544	240.88
Jatobá V	Soybean bags	40,887	317,340	161.16	-	161.16	(10,222)	120.87	(20,444)	80.58	10,222	201.45	20,444	241.74
Jatobá VI	Soybean bags	38,442	300,048	173.62	-	173.62	(9,611)	130.21	(19,221)	86.81	9,611	217.02	19,221	260.43
Alto Taquari I	Soybean bags	2,972	22,656	141.66	-	141.66	(743)	106.24	(1,486)	70.83	743	177.07	1,486	212.49
Alto Taquari II	Soybean bags	3,780	28,600	144.74	-	144.74	(945)	108.56	(1,890)	72.37	945	180.93	1,890	217.11
Alto Taquari III	Soybean bags	11,459	86,478	158.24	-	158.24	(2,865)	118.68	(5,730)	79.12	2,865	197.80	5,730	237.37
Total receivables from farms (b)		366,806	2,811,602		-		(91,703)		(183,405)		91,703		183,405

Derivative operations	Grains	(34,674)	(849,566)	(a)	(34,673)	(a)	58,377	(a)	125,842	(a)	(34,891)	(a)	(72,253)	(a)
Derivative operations	USD	16,593	(69,313)	(a)	16,593	(a)	95,386	(a)	198,102	(a)	(104,580)	(a)	(208,820)	(a)
Derivative operations	Cattle (@)	-	(4,950)	(a)	-	(a)	394	(a)	787	(a)	(394)	(a)	(787)	(a)
Derivative operations	Cotton (lbs)	(2,770)	(3,591,000)	(a)	(2,769)	(a)	3,196	(a)	6,248	(a)	(3,565)	(a)	(7,130)	(a)
Derivative operations	Ethanol (M^3)	-	(900)	(a)	-	(a)	644	(a)	1,287	(a)	(644)	(a)	(1,287)	(a)
Derivative operations	Swap (BRL)	(1,994)	34,482	(a)	(1,994)	(a)	376	(a)	699	(a)	(419)	(a)	(866)	(a)
Margin - LFT Socopa and XP	SELIC	8,844	-	4.15%	(241)	6.87%	(152)	5.15%	(304)	3.44%	152	8.59%	304	10.31%
Total derivatives (a)		(14,001)			(23,084)		158,221		332,661		(144,341)		(290,839)

Cresca, net	USD	(1,467)	(293)	5.00	(107)	5.37	393	4.03	787	2.69	(393)	6.72	(787)	8.06
Helmir, net	USD	(4,687)	(937)	5.00	(347)	5.37	1,258	4.03	2,517	2.69	(1,258)	6.72	(2,517)	8.06
Total related parties		(6,154)	(1,230)		(454)		1,651		3,304		(1,651)		(3,304)

Serra Grande Farm	Soybean bags	(14,632)	108,000	146.64	-	146.64	3,658	109.98	7,316	73.32	(3,658)	183.30	(7,316)	219.96
Total Acquisitions payable		(14,632)	108,000		-		3,658		7,316		(3,658)		(7,316)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions and receivables from farms with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

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

The table below shows the Company’s financial liabilities by maturity. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, which are recorded at fair value/. With respect to payables for the purchase of farms all amounts due at June 30, 2021 and 2020 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

	Note	Less than one year	From one to two years	From three to five years	Above five years	Total
At June 30, 2021
Trade payable	15.1	75,224	-	-	-	75,224
Derivative financial instruments	6	48,574	645	1,320	-	50,539
Loans, financing and debentures	16	322,046	55,984	38,355	246,796	663,181
Lease payables	14	30,545	70,683	86,319	11,448	198,995
Transactions with related parties	29	5,568	2,519	-	-	8,087
Other liabilities	18	45,133	7,295	-	-	52,428

At June 30, 2020
Trade payable	15.1	55,603	-	-	-	55,603
Financial instruments derivatives	6	18,333	1,462	-	-	19,795
Loans, financing and debentures	16	217,274	198,793	82,037	16,009	514,113
Lease payables	14	25,849	26,200	45,330	54,984	152,363
Transactions with related parties	29	2,849	-	-	-	2,849
Other liabilities	18	5,017	29,777	4,597	-	39,391

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

June 30, 2021

(In thousands of reais, except as stated otherwise)

Consistent with others in the industry, the Company monitors capital based on the leverage ratio. This ratio is calculated as net debt divided by total equity. Net debt is calculated as total loans, financing and debentures (including “current and noncurrent loans and financing” as shown in the Consolidated statement of financial position), acquisitions payable and derivatives less cash and cash equivalents.

The following table demonstrates the financial leverage index.

	2021	2020
Loans, financing and debentures (Note 16)	663,181	514,113
Total acquisitions payable (Note 18)	52,428	39,391
Total derivatives (Note 6)	14,001	10,869
	729,610	564,373
Less: cash and cash equivalents (Note 5.1)	(1,059,107)	(171,045)
Less: marketable securities (Notes 5.2)	(10,455)	(5,044)
	(1,069,562)	(176,089)
Net debt (net cash)	(339,952)	388,284
Total equity	2,182,601	1,121,569
Financial leverage ratio	(15.57%)	34.62%

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	June 30, 2021
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non- observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivables, net	7.1	84,950	84,950	-	84,950	-
Transactions with related parties	29	488	488	-	488	-
Non-current
Transactions with related parties	29	2,680	2,680	-	2,680	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	5.1	1,000,892	1,000,892	1,000,892	-	-
Receivables from sale of farm, net (c)	7.1	77,540	77,540	-	-	77,540
Derivative financial instruments (b)	6	32,657	32,657	17,047	15,610	-
Noncurrent
Marketable securities	5.2	10,455	10,455	10,455	-	-
Receivables from sale of farm, net (c)	7.1	324,937	324,937	-	-	324,937
Derivative financial instruments (b)	6	3,881	3,881	36	3,845	-

Non-financial assets measured at fair value
Current
Biological assets	9	210,489	210,489	-	11,727	198,762
Noncurrent
Biological assets	9	34,585	34,585	-	34,585	-

Non-financial assets measured at cost
Noncurrent
Investment properties	10	952,109	3,443,849	-	-	3,443,849

Financial liabilities measured at amortized cost
Current
Trade payables	15.1	75,224	75,224	-	75,224	-
Loans, financing and debentures (a)	16	322,046	322,046	-	322,046	-
Transactions with related parties	29	5,568	5,568	-	5,568	-
Noncurrent
Loans, financing and debentures (a)	16	341,135	341,135	-	341,135	-
Transactions with related parties	29	2,519	2,519	-	2,519	-

Financial liabilities measured at fair value through profit and loss
Current
Lease payable	14	30,545	30,545	-	30,545	-
Derivative financial instruments (b)	6	48,574	48,574	45,368	3,206	-
Accounts payable for acquisition of Serra Grande Farm	18	37,796	37,796	20,510	16,506	780
Noncurrent
Lease payable	14	168,450	168,450	-	168,450	-
Derivative financial instruments (b)	6	1,965	1,965	314	1,651	-
Accounts payable for acquisition of Serra Grande Farm	18	7,295	7,295	-	-	7,295

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

	June 30, 2020
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivables, net	7.1	72,014	72,014	-	72,014	-
Transactions with related parties	29	701	701	-	701	-
Non-current
Transactions with related parties	29	1,511	1,511	-	1,511	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	5.1	141,095	141,095	141,095	-	-
Marketable securities	5.2	-	-	-	-	-
Receivables from sale of farm, net (c)	7.1	73,678	73,678	-	-	73,678
Derivative financial instruments (b)	6	7,180	7,180	6,121	1,059	-
Noncurrent
Marketable securities	5.2	5,044	5,044	5,044	-	-
Receivables from sale of farm, net (c)	7.1	240,074	240,074	-	-	240,074
Derivative financial instruments (b)	6	1,746	1,746	305	1,441	-

Non-financial assets measured at fair value
Current
Biological assets	9	115,553	115,553	-	9,037	106,516
Noncurrent
Biological assets	9	25,444	25,444	-	25,444	-

Non-financial assets measured at cost
Noncurrent
Investment properties	10	814,398	1,872,701	-	-	1,872,701

Financial liabilities measured at amortized cost
Current
Trade payables	15.1	55,603	55,603	-	55,603	-
Loans, financing and debentures (a)	16	217,274	217,274	-	217,274	-
Transactions with related parties	29	2,849	2,849	-	2,849	-
Noncurrent
Loans, financing and debentures (a)	16	296,839	296,839	-	296,839	-

Financial liabilities measured at fair value through profit and loss
Current
Lease payable	14	25,849	25,849	-	25,849	-
Derivative financial instruments (b)	6	18,333	18,333	5,900	12,433	-
Accounts payable for acquisition of Serra Grande Farm	18	5,017	5,017	-	-	5,017
Noncurrent
Lease payable	14	126,514	126,514	-	126,514	-
Derivative financial instruments (b)	6	1,462	1,462	645	817	-
Restricted shares	18	13,490	13,490	13,490	-	-
Agrifirma warrants	18	10,860	10,860	-	10,860	-
Agrifirma warrant dividends	18	778	778	-	-	778
Accounts payable for acquisition of Serra Grande Farm	18	9,246	9,246	-	-	9,246

(a)	The book value of loans and financing presented in the financial statements approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

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

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2021, are as follows. The significant non-observable inputs used in the measurement of the fair value of biological assets and investment properties are disclosed in Notes 9 and 10, respectively:

Description	Evaluation method	Significant non- observable inputs	Variation of non- observable inputs	Sensitivity of inputs to fair value
Receivables from sale of farm	Discounted cash flow	Premium (or Basis)	(0.08) – 0.32 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$5,572. An increase or decrease of 1.4% in the receivables from the farm.
Payables related to the acquisition of Serra Grande Farm	Discounted cash flow	Premium (or Basis)	(0.08) – 0.32 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$235. An increase or decrease of 1.6% in payables for the farm.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

5.	Cash and cash equivalents and marketable securities

5.1. Cash and cash equivalents

	CDI*	2021	2020
Cash and banks	-	58,215	29,950
Repurchase agreements (a)	62%	-	15,446
Bank deposit certificates	90% to 114%	1,000,892	125,649
		1,059,107	171,045

*	Brazilian Interbank Deposit Certificates

(a)	The Company uses this type of investment for funds that will be redeemed in less than 30 days, according to the projected cash flow and also in case of need to invest funds that were received after banking hours.

The Company has bank balances in foreign currencies on which did not bear any interest, of which R$36,987 (R$27,688 at June 30, 2020).

5.2. Marketable securities

	CDI*	2021	2020
Banco do Nordeste (BNB) (a)	98 to 99%	5,224	5,044
Securities pledged as guarantee (b)		5,231
Total noncurrent		10,455	5,044

*	Interbank Deposit Certificates

(a)	The investments are held for the payment of financing lines contracted from BNB and cannot be redeemed until the settlement date of the contracts.

(b)	The amounts classified as “Securities pledged as guarantee” refer to the suretyship letter contracted by the subsidiary Ombú, which was pledged as guarantee in a labor lawsuit. The object of the lawsuit, which is pending in Bolivia, is the payment of social security charges for outsourced employees.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

6.	Derivative financial instruments

		Outstanding		2021
Risk	Maturity	derivative instruments	Counterparty	Receivable	Payable	Total Net balance	Volume/ Position	Unit
Currency US$	Jul/21	Put Option	Itaú BBA/Santander	676	-	676	5,000	US$
Currency US$	Jul/21	Call Option	Itaú BBA/Santander	-	(71)	(71)	(5,000)	US$
Currency US$	May/23	Put Option	Bradesco	196	-	196	1,023	US$
Currency US$	May/23	Call Option	Bradesco	-	(92)	(92)	(1,023)	US$
Currency US$	Jun/23	Put Option	Bradesco	322	-	322	1,606	US$
Currency US$	Jun/23	Call Option	Bradesco	-	(165)	(165)	(1,606)	US$
Currency US$	Jul/23	Put Option	XP	716	-	716	3,484	US$
Currency US$	Jul/23	Call Option	XP	-	(408)	(408)	(3,484)	US$
Currency US$	Mar/24	Put Option	Bradesco	507	-	507	2,500	US$
Currency US$	Mar/24	Call Option	Bradesco	-	(713)	(713)	(2,500)	US$
Currency US$	Apr/24	Put Option	Bradesco	147	-	147	802	US$
Currency US$	Apr/24	Call Option	Banco do Brasil	-	(199)	(199)	(802)	US$
Currency US$	Jul/21	NDF	Banco do Brasil	1,300	-	1,300	(2,000)	US$
Currency US$	Jul/21	NDF	Banco do Brasil/Rabobank	873	-	873	(2,890)	US$
Currency US$	Jul/21	NDF	Itaú BBA/Banco do Brasil	5,405	-	5,405	(9,500)	US$
Currency US$	Aug/21	NDF	XP	-	(189)	(189)	(3,733)	US$
Currency US$	Aug/21	NDF	Banco Bradesco/XP	95	(46)	49	(3,722)	US$
Currency US$	Aug/21	NDF	XP	-	(9)	(9)	(966)	US$
Currency US$	Sep/21	NDF	Itaú BBA/Rabobank/XP	1,798	(9)	1,789	(5,930)	US$
Currency US$	Nov/21	NDF	Rabobank/Bradesco	215	-	215	(1,490)	US$
Currency US$	Nov/21	NDF	Macquarie	213	-	213	(280)	US$
Currency US$	Mar/22	NDF	Bradesco	-	(273)	(273)	(3,630)	US$
Currency US$	May/22	NDF	XP	531	-	531	(2,292)	US$
Currency US$	May/22	NDF	Macquarie	171	-	171	(430)	US$
Currency US$	Jun/22	NDF	Itaú BBA	1,716	-	1,716	(8,400)	US$
Currency US$	Jun/22	NDF	Cargill	236	-	236	(2,000)	US$
Currency US$	Jun/22	NDF	Banco do Brasil/Bradesco/ABC	2,382	-	2,382	(17,200)	US$
Currency US$	Jul/22	NDF	Itaú BBA	658	-	658	(1,000)	US$
Currency US$	Jul/22	NDF	Banco do Brasil	46	-	46	(2,000)	US$
Currency US$	Nov/22	NDF	Bradesco	-	(76)	(76)	(850)	US$
Currency US$	Jan/23	NDF	Banco do Brasil/Santander	640	-	640	(1,000)	US$
		Total currency risk		18,843	(2,250)	16,593	(69,313)	US$
Soybean	Oct/21	Soybean Put Option	Tradings/Banks/CBOT	1,368	-	1,368	396,875	bags
Soybean	Oct/21	Soybean Call Option	Tradings/ Banks/CBOT	1,723	-	1,723	167,821	bags
Soybean	Oct/21	Soybean Put Option	Tradings/ Banks/CBOT	884	-	884	249,464	bags
Soybean	Feb/22	Soybean Put Option	Tradings/ Banks/CBOT	855	-	855	192,768	bags
Soybean	Feb/22	Soybean Call Option	Tradings/ Banks/CBOT	-	(1,201)	(1,201)	(192,768)	bags
Soybean	Jun/22	Soybean Put Option	Tradings/ Banks/CBOT	2,002	-	2,002	249,464	bags
Soybean	Jun/22	Soybean Call Option	Tradings/ Banks/CBOT	-	(1,401)	(1,401)	(249,464)	bags
Soybean	Aug/21	Soybean Futures	Trading Companies/ Banks/CBOT	-	(644)	(644)	(49,893)	bags
Soybean	Nov/21	Soybean Futures	Trading Companies/ Banks/CBOT	-	(26,688)	(26,688)	(478,518)	bags
Soybean	Dec/21	Soybean Futures	Trading Companies/ Banks/CBOT	-	(784)	(784)	(20,411)	bags

Corn	Aug/21	Corn Put Option	Trading Companies/ Banks/CBOT	3	(187)	(184)	(254,011)	bags
Corn	Aug /21	Corn Call Option	Trading Companies/ Banks/CBOT	1,327	(3,765)	(2,438)	(84,670)	bags
Corn	Aug/21	Corn Put Option	Trading Companies/ Banks/CBOT	-	(218)	(218)	(254,011)	bags
Corn	Aug/21	Corn Future	Trading Companies/ Banks/CBOT	-	(7,213)	(7,213)	(254,011)	bags
Corn	Sep/22	Corn Future	Trading Companies/ Banks/CBOT	-	-	-	(92,700)	bags
Corn	Sep/22	Corn Future	Trading Companies/ Banks/CBOT	-	(314)	(314)	(83,250)	bags
Corn	Sep/21	Corn Future	Trading Companies/ Banks/CBOT	-	-	-	(9,000)	bags
Corn	Sep/21	Accrual	Trading Companies/ Banks/CBOT	-	(421)	(421)	(83,251)	bags

Cotton	Nov/21	Cotton Call Option	Trading Companies/ Banks/CBOT	-	(1,770)	(1,770)	(1,500,000)	lbs.
Cotton	Dec/21	Cotton Futures	Trading Companies/ Banks/CBOT	39	(793)	(754)	(1,150,000)	lbs.
Cotton	Nov/22	Cotton Futures	Trading Companies/ Banks/CBOT	36	-	36	(500,000)	lbs.
Cotton	Nov/21	Accrual	Trading Companies/ Banks/CBOT	-	(282)	(282)	(441,000)	lbs.

Ethanol	Jul/21	Ethanol Futures	OTC/Stock Exchange	-	-	-	(300)	m3
Ethanol	Aug/21	Ethanol Futures	OTC/Stock Exchange	-	-	-	(300)	m3
Ethanol	Sep/21	Ethanol Futures	OTC/Stock Exchange	-	-	-	(300)	m3

Fed Cattle	Oct/21	Fed Cattle Futures	OTC/Stock Exchange	-	-	-	(4,950)	arrobas

		Margin deposit		8,844	-	8,844
		Total risk with commodities		17,081	(45,681)	(28,600)

Interest R$	Nov/21	Fixed DI EUR SWAP	Banks	-	(2,608)	(2,608)	25,000	BRL
Interest R$	Aug/23	Fixed DI SWAP	Banks	614	-	614	9,482	BRL
		Total risk with interest		614	(2,608)	(1,994)	34,482	BRL
		Total risks		36,538	(50,539)	(14,001)
		Current		32,657	(48,574)
		Non-current		3,881	(1,965)
		Result on June 30, 2021 (Note 25)		590,108	(715,598)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

		Outstanding		2020
Risk	Maturity	derivative instruments	Counterparty	Receivable	Payable	Total Net balance	Volume/ Position	Unit
Currency US$	Aug/20	NDF	Rabobank	141	-	141	(4,600)	US$
Currency US$	Nov/20	NDF	Rabobank	-	(221)	(221)	(1,500)	US$
Currency US$	Nov/20	NDF	Itaú BBA	-	(8,958)	(8,958)	(14,000)	US$
Currency US$	Jun/21	NDF	OLAM	733	-	733	(1,500)	US$
Currency US$	Jun/21	NDF	Banco do Brasil	185	-	185	(1,300)	US$
Currency US$	Jun/21	NDF	Rabobank	-	(1,426)	(1,426)	(4,930)	US$
Currency US$	Jun/21	NDF	Banco do Brasil	-	(1,828)	(1,828)	(6,500)	US$
Currency US$	Jul/21	NDF	Banco do Brasil	106	(311)	(205)	(1,450)	US$
Currency US$	Jul/21	NDF	Rabobank	-	(367)	(367)	(1,440)	US$
Currency US$	Nov/21	NDF	Rabobank	-	(139)	(139)	(520)	US$
Currency US$	Nov/21	NDF	Macquarie	78	-	78	(280)	US$
		Total currency risk		1,243	(13,250)	(12,007)	(38,020)	US$
Soybean	Jul/20	Soybean Call Option	Trading Companies/Banks/CBOT	-	(1)	(1)	(83,344)	bags
Soybean	Feb/21	Soybean Put Option	Trading Companies/Banks/CBOT	252	-	252	199,571	bags
Soybean	Feb/21	Soybean Call Option	Trading Companies/Banks/CBOT	-	(774)	(774)	(399,142)	bags
Soybean	Jun/21	Soybean Put Option	Trading Companies/Banks/CBOT	1,571	-	1,571	553,357	bags
Soybean	Jun/21	Soybean Call Option	Trading Companies/Banks/CBOT	147	(1,916)	(1,769)	(854,982)	bags
Soybean	Nov/20	Soybean Futures	Trading Companies/Banks/CBOT	-	(16)	(16)	(77,107)	bags
Soybean	Dec/20	Accrual	Trading Companies/Banks/CBOT	47	(40)	7	(83,911)	bags

Corn	Jul/20	Corn Call Option	Itaú BBA	-	(55)	(55)	(16,650)	bags
Corn	Sep/20	Corn Call Option	Itaú BBA	-	(682)	(682)	(166,500)	bags
Corn	Sep/20	Corn Call Option	OTC/Stock Exchange	-	(1,431)	(1,431)	(253,350)	bags
Corn	Aug/21	Corn Put Option	FC Stone	178	-	178	84,664	bags
Corn	Aug/21	Corn Call Option	FC Stone	-	(130)	(130)	(169,334)	bags
Corn	Sep/20	Corn Futures	Macquarie	-	(529)	(529)	(83,250)	bags
Corn	Sep/20	Corn Futures	Trading Companies/Banks/CBOT	51	(200)	(149)	(211,500)	bags
Corn	Aug/21	Corn Futures	Trading Companies/Banks/CBOT	-	(257)	(257)	(254,011)	bags

Cotton	Nov/20	Cotton Call Option	Trading Companies/Banks/CBOT	-	(256)	(256)	(625)	lbs.
Cotton	Nov/21	Cotton Put Option	Trading Companies/Banks/CBOT	127	-	127	669	lbs.
Cotton	Nov/21	Cotton Call Option	Trading Companies/Banks/CBOT	-	(258)	(258)	(669)	lbs.
Cotton	Dec/20	Cotton Futures	Trading Companies/Banks/CBOT	1,038	-	1,038	(893)	lbs.

Ethanol	Aug/20	Ethanol Futures	OTC/Stock Exchange	-	-	-	(150)	m3
Ethanol	Sep/20	Ethanol Futures	OTC/Stock Exchange	-	-	-	(450)	m3
Ethanol	Oct/20	Ethanol Futures	OTC/Stock Exchange	-	-	-	(150)	m3

Fed Cattle	Oct/20	Fed Cattle Futures	OTC/Stock Exchange	-	-	-	(54,450)	arrobas

		Margin deposit		3,015	-	3,015
		Total risk with commodities		6,426	(6,545)	(119)
Interest R$	Aug/23	Fixed DI SWAP	Bradesco	1,257	-	1,257	11,847	BRL
		Total risk with interest		1,257	-	1,257	11,847	BRL
		Total risk		8,926	(19,795)	(10,869)

		Current		7,180	(18,333)
		Non-current		1,746	(1,462)
		Result on June 30, 2020 (Note 25)		206,199	(254,367)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

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

7.	Accounts receivable and others

	Note	2021	2020
Trade accounts receivable	7.1	162,490	145,692
Recoverable taxes	7.2	8,644	9,305
Advances to suppliers (*)		19,329	20,609
Other receivables		2,143	7,744
Total current		192,606	183,350

Trade accounts receivable	7.1	324,937	240,407
Recoverable taxes	7.2	21,876	20,274
Judicial deposits	27	2,120	1,706
Total noncurrent		348,933	262,387

(*)	The balance includes advances to suppliers made by the Company for the acquisition of inputs for use in the following crop year. The inputs will be included in inventory upon their effective receipt.

7.1 Trade accounts receivable

	2021	2020
Sale of sugarcane (c)	43,233	30,031
Sale of grains (d)	34,502	36,777
Sale of beef cattle	155	636
Leases of land	6,896	4,868
Sale of machinery	1,893	918
Sale of farms (e)	77,540	73,678
	164,219	146,908

Allowance for expected credit losses	(1,729)	(1,216)

Total current	162,490	145,692

Sale of machinery	-	333
Sale of farms	324,937	240,074

Total noncurrent	324,937	240,407

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

a)	Changes in the allowance for expected credit losses:

At June 30, 2019	1,159
Set-up of provision	213
Business Combination	3,782
Write-off or reversal	(3,938)
At June 30, 2020	1,216
Set-up of provision	539
Business Combination	193
Write-off or reversal	(219)
At June 30, 2021	1,729

b)	Breakdown of receivable by maturity

	2021	2020
Falling due:
Up to 30 days	63,403	57,188
31 to 90 days	23,035	44,424
91 to 180 days	18,480	8,748
181 to 360 days	57,328	34,954
Over 360 days	324,937	240,407
Past due:
Up to 30 days	205	378
31 to 90 days	39	-
181 to 360 days	456	-
Over 360 days	1,273	1,216
	489,156	387,315

c)	Sales of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Brenco Companhia Brasileira de Energia Renovável and the second agreement is included in the partnership IV Agreement, as mentioned in Note on Commitments, whose credit risks are assessed in accordance with the internal policy as presented in Note 4.8b.

No expected credit losses on receivables from sugarcane sale was recorded at June 30, 2021.

Sales of grains

As of June 30, 2021, the main corn and soybean receivables are from the clients Novaagri, Louis Dreyfus and Bunge and the main corn and soybean sales are from the clients Bunge, Cargill and Agribrasil.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

d)	Receivables from sale of farms

Details in relation to receivables from the sale of farms are as follows:

	As of 2020	Sales	Acquisitions – business combinations	Receipts	Fair value adjustment	Exchange variation	Variable consideration	As of 2021	Current	Non-current
Araucária III	3,336	-	-	(5,084)	1,748	-	-	-	-	-
Araucária IV	7,258	-	-	(6,475)	3,683	-	-	4,466	4,466	-
Araucária V	37,504	-	-	(16,191)	21,535	-	-	42,848	16,582	26,266
Jatobá I	2,569	-	-	(3,945)	1,376	-	-	-	-	-
Jatobá II	129,741	-	-	(48,158)	62,466	-	2,904	146,953	10,033	136,920
Jatobá III	47,384	3,796	-	(18,530)	23,261	-	-	55,911	3,744	52,167
Jatobá IV	15,481	-	-	(4,882)	8,489	-	-	19,088	5,033	14,055
Jatobá V	33,029	-	-	(9,243)	17,101	-	-	40,887	10,139	30,748
Jatobá VI	-	52,063	-	(12,376)	(1,245)	-	-	38,442	6,599	31,843
Alto Taquari I	3,545	-	-	(3,493)	2,758	-	162	2,972	1,489	1,483
Alto Taquari II	3,554	-	-	(2,217)	2,443	-	-	3,780	1,895	1,885
Alto Taquari III	7,946	-	-	(1,085)	4,598	-	-	11,459	940	10,519
Bananal IX	22,405	-	-	(7,000)	217	-	-	15,622	9,638	5,984
Bananal X	-	26,841	-	(7,500)	(107)	-	-	19,234	6,167	13,067
Fon Fon I	-	-	559	-	-	(51)	-	508	508	-
Fon Fon II	-	-	356	(369)	-	13	-	-	-	-
San Cayetano	-	-	335	-	-	(28)	-	307	307	-
Total	313,752	82,700	1,250	(146,548)	148,323	(66)	3,066	402,477	77,540	324,937

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

	As of 2019	Sales	Acquisitions – business combinations	Receipts	Fair value adjustment	As of 2020	Current	Non-current
Araucária III	5,222	-	-	(4,547)	2,661	3,336	3,131	205
Araucária IV	7,238	-	-	-	20	7,258	4,728	2,530
Araucária V	38,083	-	-	(8,980)	8,401	37,504	10,596	26,908
Jatobá I	6,182	-	-	(4,680)	1,067	2,569	2,569	-
Jatobá II	118,823	-	-	(18,359)	29,277	129,741	22,690	107,051
Jatobá III	42,131	-	-	(5,008)	10,261	47,384	8,140	39,244
Jatobá IV	-	18,974	-	(6,731)	3,238	15,481	3,325	12,156
Jatobá V	-	37,919	-	(5,000)	110	33,029	8,541	24,488
Alto Taquari I	4,269	-	-	(1,659)	935	3,545	930	2,615
Alto Taquari II	-	3,576	-	(2,046)	2,024	3,554	1,200	2,354
Alto Taquari III	-	11,037	-	(1,761)	(1,330)	7,946	614	7,332
Bananal IX	-	-	21,272	-	1,133	22,405	7,214	15,191
Total	221,948	71,506	21,272	(58,771)	57,797	313,752	73,678	240,074

Information on sales and the amounts received in the fiscal year ended June 30, 2021 is presented in Notes 1.1 and 21.b.

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

The following table provides a breakdown of credits with the variable consideration element:

	Accounts Receivable 2021	Variable consideration (2.3%)	Accounts receivable including Variable consideration 2021
Jatobá III	55,911	1,286	57,197
Jatobá IV	19,088	439	19,527
Jatobá V	40,887	940	41,827
Jatobá VI	38,442	884	39,326
	154,328	3,549	157,877

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

7.2 Recoverable taxes

	2021	2020
Withholding income tax (IRRF) on financial investments to be offset	2,237	3,508
Income tax losses and social contribution carryforwards	-	3,155
Other recoverable taxes and contributions	164	977
Tax on value added - IVA – (Paraguay/Bolivia)	6,226	1,665
Other recoverable taxes	17	-
Total current	8,644	9,305

ICMS recoverable	9,378	9,786
ICMS recoverable on property, plant and equipment	-	83
Non-cumulative PIS and COFINS to be offset	3,934	1,486
IRRF on financial investments to be offset	82	454
INSS recoverable	21	-
Tax on value added - IVA – (Paraguay/Bolivia)	8,461	8,465
Total noncurrent	21,876	20,274

8.	Inventories

	2021	2020

Soybean	169,927	68,975
Corn	40,678	37,223
Bean	11,969	3,279
Cotton	11,114	3,500
Other harvests	224	340
Agricultural products	233,912	113,317

Raw materials	31,947	25,461
	265,859	138,778

8.1 Adjustment to recoverable value of inventories of agricultural products

At June 30, 2019	(271)
Adjustment to recoverable value of agricultural products, net	(4,153)
Realization as cost of sales	1,763
At June 30, 2020	(2,661)
Adjustment to recoverable value of agricultural products, net	(22,728)
Realization as cost of sales	1,905
At June 30, 2021	(23,484)

9.	Biological assets

	2021	2020
Food cattle	11,727	9,307
Production cattle	34,585	25,444
Grain plantation	64,554	20,749
Cotton plantation	13,862	13,724
Sugarcane plantation	120,346	72,043
Total	245,074	140,997

Current	210,489	115,553
Noncurrent	34,585	25,444

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and labor cost used in the crops.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2021	2020

Grains	12,643	9,836
Cotton	732	1,404
Sugarcane	26,914	26,959
	40,289	38,199

Changes in agricultural activity

	Grains	Cotton	Sugarcane
At June 30, 2019	12,860	8,606	64,528
Expenditures with plantation	208,934	13,702	-
Biological assets due to the acquisition of Agrifirma	4,883	-	-
Expenditures with tilling	-	-	144,177
Fair value variation	84,435	1,373	75,861
Harvest of agricultural produce	(291,798)	(9,957)	(212,523)
Effect of conversion	1,435	-	-

At June 30, 2020	20,749	13,724	72,043

Expenditures with plantation	260,502	14,978	-
Biological assets due to the acquisition of Bolivia	11,614	-	6,619
Expenditures with tilling	-	-	162,037
Fair value variation	344,761	30,051	142,302
Harvest of agricultural produce	(571,199)	(44,891)	(262,107)
Effect of conversion	(1,873)	-	(548)

At June 30, 2021	64,554	13,862	120,346

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle for production
At June 30, 2019	20,865	37,122

Acquisition/birth costs	9,767	9,964
Handling costs	-	18,158
Sales	(15,159)	(33,230)
Deaths	(409)	(685)
Effect of conversion	-	4,450
Change in fair value	-	(1,298)

At June 30, 2020	15,064	34,481

Acquisition/birth costs	9,719	14,238
Handling costs	-	15,751
Sales	(9,685)	(26,781)
Deaths	(253)	(528)
Consumption	(40)	(101)
Effect of conversion	-	(982)
Change in fair value	-	10,234

At June 30, 2021	14,805	46,312

Quantitative data about cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle	Total
At June 30, 2020	2,624	12,440	15,064
At June 30, 2021	4,322	10,483	14,805

Fair value hierarchy

	2021	2020	2019
	Amount	Amount	Amount	Fair value
Sugarcane	120,346	72,043	64,528	Level 3
Cattle	46,312	34,481	37,122	Level 2
Grains	64,554	20,749	12,860	Level 3
Cotton	13,862	13,724	8,606	Level 3

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2021, are as follows:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Increase in inputs	Decrease in inputs
Sugarcane	Discounted cash flow	- Yield	Yield: 51 to 117 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	Total recoverable sugar: TRS 134 to 145 per ton of cane	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.
Corn	Discounted cash flow	- Yield	Yield: 88.4 tons on average per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
Cotton	Discounted cash flow	- Yield	Yield: 4.2 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
Bean	Discounted cash flow	- Yield	Yield: 17.0 bags on average per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

Changes in fair value in the statement of income

	2021	2020	2019
Grains	344,761	84,435	18,062
Cotton	30,051	1,373	2,619
Sugarcane	142,302	75,861	34,511
Cattle	10,234	(1,298)	1,526
	527,348	160,371	56,718

10.	Investment properties

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2020

Opening balance	410,561	39,658	78,832	529,051	19,666	548,717
Acquisitions	24,861	197	445	25,503	16,029	41,532
Acquisitions – business combinations	197,710	7,906	-	205,616	-	205,616
Disposals	(4,199)	(301)	(1,559)	(6,059)	-	(6,059)
Transfers	-	6,469	12,528	18,997	(18,997)	-
(-) Depreciation / amortization	-	(1,830)	(8,257)	(10,087)	-	(10,087)
Effect of conversion	57,118	4,896	22,544	84,558	(6,016)	78,542

Net book balance	686,051	56,995	104,533	847,579	10,682	858,261

At June 30, 2020
Total cost	686,051	69,276	177,255	932,582	10,682	943,264
Accumulated depreciation	-	(12,281)	(72,722)	(85,003)	-	(85,003)
Net book balance	686,051	56,995	104,533	847,579	10,682	858,261

Annual depreciation rates (weighted average) - %		4-20	05-20

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2021
At June 30, 2021
Opening balance	686,051	56,995	104,533	847,579	10,682	858,261
Acquisitions	313	144	482	939	54,253	55,192
Acquisitions – business combination	124,253	11,683	-	135,936	81	136,017
Disposals	(1,652)	(443)	(1,582)	(3,677)	-	(3,677)
Transfers	-	2,861	11,293	14,154	(15,665)	(1,511)
(-) Depreciation / amortization	-	(2,341)	(9,375)	(11,716)	-	(11,716)
Effect of conversion	(27,714)	(2,285)	(4,570)	(34,569)	(897)	(35,466)
Net book balance	781,251	66,614	100,781	948,646	48,454	997,100

At June 30, 2021
Total cost	781,251	79,325	179,209	1,039,785	48,454	1,088,239
Accumulated depreciation	-	(12,711)	(78,428)	(91,139)	-	(91,139)
Net book balance	781,251	66,614	100,781	948,646	48,454	997,100

Annual depreciation rates (weighted average) - %		3	5

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair value*		Cost value**
Farm	State	2021	2020	Real estate	Acquisition	2021	2020	2021	2020

Jatobá	Bahia	13,276	14,930	Jaborandi Ltda	Mar-07	386,391	242,504	29,612	28,352
Alto Taquari	Mato Grosso	5,103	5,103	Mogno Ltda	Aug-07	304,710	194,504	33,547	33,259
Araucária	Goiás	5,534	5,534	Araucária Ltda	Apr-07	333,233	190,276	46,166	45,488
Chaparral	Bahia	37,182	37,182	Cajueiro Ltda	Nov-07	766,971	417,660	91,737	89,558
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	33,829	35,313	23,448	23,454
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	89,436	68,160	28,350	27,067
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	407,025	247,572	112,463	110,443
Marangatu y Udra	Boqueron Paraguay	59,585	59,585	Agropecuaria Moroti S/A	Feb-18	449,590	235,270	211,362	232,976
Arrojadinho Farm	Bahia	16,642	16,642	Agrifirma Agro Ltda.	Jan-20	214,208	88,482	96,076	84,825
Rio do Meio Farm	Bahia	12,288	12,288	Agrifirma Agro Ltda.	Jan-20	252,328	122,687	117,912	120,791
Serra Grande Farm	Piaui	4,489	4,489	Imobiliaria Cremaq	Apr-20	71,790	30,273	36,739	26,091
Acres del Sud	Bolivia	9,875	-	Acres Del Sud	Feb-21	209,441	-	124,697	-
		223,551	215,330			3,518,952	1,872,701	952,109	822,304

(*)	The fair value of the investment property on June 30, 2021 was R$3,518,952 (R$1,872,701 June 30, 2020). The fair value was determined based on a comparative market approach and was prepared by the Company’s specialists. The comparable sales value of investment properties is adjusted considering the specific aspects of each property, where the price per hectare is the most relevant assumption. The fair value presented is considered as level 3 in the fair value hierarchy and there were no reclassifications among levels in the year.

(**)	At June 30, 2021 the cost value of R$952,109 (R$822,304 at June 30, 2020) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates investments made in certain partnerships (leased farms), which are not an integral part of the Company’s portfolio of owned farms.

Four farms owned by the Company are held as guarantee for loans and financing, representing 67% of total investment properties.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

11.	Investments

a)	Changes in investments

	2020	Share of profit of a joint venture	Effect from conversion	2021

Cresca	1,615	11	(144)	1,482
Agrofy	4,127	-	-	4,127
	5,742	11	(144)	5,609

	2019	Acquisition	Share of profit of a joint venture	Effect from conversion	2020

Cresca	1,256	-	(150)	509	1,615
Agrofy	-	4,127	-	-	4,127

	1,256	4,127	(150)	509	5,742

b)	Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2021 and 2020, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at the fair value adjustment on the acquisition date:

	2021	2020
Assets	3,207	3,489
Current	3,167	3,447
Cash and cash equivalents	146	175
Accounts receivable, inventories and other receivables	3,021	3,272
Noncurrent	40	42
Other noncurrent	40	42

Liabilities	244	260
Current	244	260
Trade payables, taxes and loans	244	260
Total net assets	2,963	3,229
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,482	1,615

	2021	2020
Administrative expenses	(10)	(28)
Other profit/expenses	(9)	-
Financial income	41
Finance costs	-	(272)
Loss before tax	22	(300)
Income and social contribution taxes	-	-
Loss for the year	22	(300)
Company’s interest – 50%	11	(150)
Equity method	11	(150)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

12.	Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment

At June 30, 2020
Opening balance	111	13,774	11,022	1,044	25,951	-	81,901	107,852
Acquisitions	-	1,391	2,519	238	4,148	96	20,508	24,752
Acquisitions – business combination	-	-	14,279	1,356	15,635	-	-	15,635
Disposals	-	(115)	(4,968)	(10)	(5,093)	-	-	(5,093)
Transfers	108	92	-	-	200	(96)	(104)	-
Depreciation	(47)	(1,817)	(5,294)	(235)	(7,393)	-	(20,740)	(28,133)
Translation gains/losses	-	87	776	49	912	-	-	912
Accounting balance, net	172	13,412	18,334	2,442	34,360	-	81,565	115,925
At June 30, 2020
Total cost	1,041	19,540	46,668	4,065	71,314	-	152,403	223,717
Accumulated depreciation	(869)	(6,128)	(28,334)	(1,623)	(36,954)	-	(70,838)	(107,792)
Accounting balance, net	172	13,412	18,334	2,442	34,360	-	81,565	115,925
At June 30, 2021
Opening balance	172	13,412	18,334	2,442	34,360	-	81,565	115,925
Acquisitions	-	2,829	6,926	455	10,210	461	8,019	18,690
Acquisitions – business combination	-	1,730	341	52	2,123	-	4,916	7,039
Disposals	-	(894)	(5,154)	(261)	(6,309)	-	-	(6,309)
Transfers	-	1,431	766	42	2,239	(461)	-	1,778
Depreciation	(64)	(1,464)	(808)	(359)	(2,695)	-	(23,212)	(25,907)
Translation gains/losses	-	(157)	(248)	(21)	(426)	-	(400)	(826)
Accounting balance, net	108	16,887	20,157	2,350	39,502	-	70,888	110,390
At June 30, 2021
Total cost	1,041	22,975	53,200	4,292	81,508	-	172,457	253,965
Accumulated depreciation	(933)	(6,088)	(33,043)	(1,942)	(42,006)	-	(101,569)	(143,575)
Accounting balance, net	108	16,887	20,157	2,350	39,502	-	70,888	110,390
Annual depreciation rates (weighted average) - %	3	7	7	10			20

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

13.	Right-of-use asset

	Land – Farms	Buildings and improvements	Vehicles and Agricultural Machinery	Right-of-use Total

At June 30, 2020
First-time adoption	87,209	538	5,047	92,794
New contracts	28,365	-	601	28,966
Lease modification	6,873	331	(2,511)	4,693
(-) Depreciation / Amortization	(23,335)	(580)	(1,723)	(25,638)
Exchange rate variation	251	3	24	278
Ending balance, net	99,363	292	1,438	101,093

At June 30, 2020
Total cost	122,698	872	3,161	126,731
Cumulative depreciation	(23,335)	(580)	(1,723)	(25,638)
Ending balance, net	99,363	292	1,438	101,093

At June 30, 2021

Opening balance	99,363	292	1,438	101,093
New contracts	-	1,194	3,881	5,075
Lease modification	(3,745)	-	(455)	(4,200)
(-) Depreciation / Amortization	(19,742)	(252)	(1,898)	(21,892)
Exchange rate variation	-	(9)	(35)	(44)
Ending balance, net	75,876	1,225	2,931	80,032

At June 30, 2021
Total cost	118,953	2,057	6,552	127,562
Cumulative depreciation	(43,077)	(832)	(3,621)	(47,530)
Ending balance, net	75,876	1,225	2,931	80,032
Annual depreciation rates (weighted average) - %	10	3	7

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

14.	Leases payable

	Nature	2021	2020
Current
Financial lease sugarcane fields	Parceria III	-	287
Operating leases - IFRS 16		30,545	25,562
		30,545	25,849
Non-current
Financial lease sugarcane fields	Parceria IV	97,223	34,011
Operating leases - IFRS 16	-	71,227	92,503
		168,450	126,514

		198,995	152,363

Changes in financial leases during the year ended June 30, 2021 and 2020 are as follows:

	2020	Exchange variation	Inflation adjustment	Payments	New contracts	2021
Financial lease sugarcane fields – Parceria III	287	-	-	(287)	-	-
Financial lease sugarcane fields – Parceria IV	34,011	-	63,212	-	-	97,223
Operating leases – IFRS 16	118,065	(44)	9,438	(30,762)	5,075	101,772
	152,363	(44)	72,650	(31,049)	5,075	198,995

	2019	First-time adoption - IFRS 16	Exchange variation	Unwind of present value adjustment	Payments	New contracts	2020
Financial lease sugarcane fields - Parceria III	254	-	-	33	-	-	287
Financial lease sugarcane fields - Parceria IV	20,943	-	-	13,068	-	-	34,011
Operating leases	7,156	-	-	-	(13,006)	5,850	-
Operating leases - IFRS 16	19,093	92,794	307	13,912	(37,007)	28,966	118,065
	47,446	92,794	307	27,013	(50,013)	34,816	152,363

As of June 30, 2021, the Company’s main lease contracts relate to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

Changes in lease liabilities occur upon effective payment of the lease as well as periodic restatement by variation in the soybean or sugarcane price and adjustment to present value. The impacts from adjustment to present value are recognized under financial income (loss), net in the income statement.

As of June 30, 2021, the Company and its subsidiaries held the following lease agreements with third parties:

Description	Location	Currency	Lease liabilities
Parceria II	Ribeiro Gonçalves - PI	R$	10,950
Parceria III	Alto Taquari - MT	R$	30,988
Parceria IV – Arrendamento canavial	São Raimundo de Mangabeira	R$	97,223
Parceria V	São Félix do Xingu - MT	R$	23,690
Parceria VII	Baixa Grande do Ribeiro - PI	R$	27,870
Vehicle lease	N.A.	R$	1,070
Services with identified assets	N.A.	R$	2,493
Land - Other	N.A.	R$	4,170
Lease of vehicles and office in Paraguay	Asunción - Paraguay	R$	541
		R$	198,995

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The above lease liabilities are discounted to present value using an incremental borrowing rate that ranges from 4.80% to 10.92%.

The lease agreements with third parties of the Company are indexed to the price of the soybean bag in the region where each unit is located, except for Parceria III and Headquarters, where the price is determined via Consecana (Council of Sugarcane, Sugar and Ethanol Producers) and fixed payments, respectively. For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16 and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are determined in tons of sugarcane and translated into local currency based on the Consecana price in effect at the time.

With regard to the lease agreements of third parties:

(i)	they contain no contingent payment clause;

(ii)	the lease agreements of Parceria II, V and Araucária are, for the most part, indexed to the variation in the soybean bag price, and, in the case of Parceria II, there is a clause for adjustment of payment for yield bonus;

(iii)	there are no restrictions imposed, such as those related to dividends and interest on equity, additional debt or any other that requires additional disclosure.

The future minimum lease payments of the aforementioned leases are detailed below:

1 year	30,545
2 years	70,683
3 years	67,471
4 years	10,308
5 years	8,540
Above 5 years	11,448
198,995

Significant non cash transaction

For the year ended June 30, 2021, the Company recorded lease liabilities in the amount of R$5,075 million (R$34,816 million for the year ended June 30, 2020) related to additions of right-of-use assets of contracts of agricultural partnership and vehicles.

15.	Trade accounts payable and others

	Note	2021	2020
Trade accounts payable	15.1	75,224	55,603
Taxes payable	15.2	16,254	12,396
Dividends payable		75,441	28,394
Advances to customers (*)		19,141	10,249
Other liabilities		830	4,528
Total current		186,890	111,170
Taxes payable	15.2	30,110	25,770
		4,792	2,232
Total noncurrent		34,902	28,002

(*)	The liability represents the Company’s contractual obligation to deliver grains as consideration for the advances received. The balance is related to contracts for grains with clients who reported delays in their exports and opted to postpone the pickup of products from the Company’s farms.

15.1 Trade accounts payable

At June 30, 2021, the Company’s balance of trade accounts payable is as follows:

	2021	2020
Raw materials and services	75,224	55,603
	75,224	55,603

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

15.2 Taxes Payable

	2021	2020

ISS payable	316	409
Withholding taxes	261	394
FETHAB payable	105	553
ICMS rate difference	21	6
PIS and COFINS payable	5,108	5,930
IRPJ and CSLL payable	6,095	5,094
Tax on value added - IVA (Paraguay/Bolivia)	4,187	-
Other taxes payable	161	10
	16,254	12,396

PIS and COFINS payable	11,165	8,210
IRPJ and CSLL payable	9,421	7,134
Tax on value added - IVA (Paraguay/Bolivia)	9,524	10,426
	30,110	25,770

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

16.	Loans, financing and debentures

		Annual interest rates and charges - %
	Index	2021	2020	2021	2020

Financing for agricultural costs
	Fixed rate + CDI	1.80% + 100%	1.80% + 100%	40,561	40,568
	Fixed rate	3.24%	-	8,055	-
	Fixed rate	3.90%	3.90%	-	9,072
	Fixed rate	6.30%	6.30%	111,590	108,057
	Fixed rate	6.34%	6.34%	2,436	3,251
	Fixed rate	3.50%	-	3,078	-
	Fixed rate	7.64%	7.64%	9,779	9,076
	Fixed rate	4.91%	-	25,716	-
				201,215	170,024
Financing for agricultural costs (USD)
	Fixed rate	7.00%	7.00%	2,564	2,787
	Fixed rate	-	8.50%	-	5,573
				2,564	8,360
Financing for agricultural costs (PYG)
	Fixed rate	8.00%	8.00%	-	7,940
	Fixed rate	8.25%	8.25%	18,101	19,749
	Fixed rate	9.50%	-	8,191	-
				26,292	27,689
Bahia project financing
	Fixed rate	3.50%	3.50%	10,373	10,023
	Fixed rate	-	6.50%	-	66
	Fixed rate	-	7.50%	-	165
				10,373	10,254
Financing of working capital
	Fixed rate + CDI	2% + 100%	2% +100%	-	77,516
				-	77,516
Financing of working capital (EUR)*
	Fixed rate + CDI	1.32% + 100%	-	23,230	-
				23,230
FINAME
	Fixed rate	-	7.22%	-	230
				-	230
Financing of sugarcane
	Fixed rate	6.76%	6.76%	1,963	2,447
	Fixed rate	0.00%	6.14%	-	40,857
	Fixed rate	6.34%	6.34%	31,879	29,986
	Fixed rate	3.76%	-	28,150	-
				61,992	73,290
Debentures
	CDI	106.50%	106.50%	58,045	88,884
	CDI	110.00%	110.00%	43,717	59,548
	Fixed rate + IPCA	5.37% + 100%	-	244,565	-
				346,327	148,432

(-) Transaction costs				(8,812)	(1,682)
				663,181	514,113

Current				322,046	217,274
Non-current				341,135	296,839

Keys:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (National Bank for Economic and Social Development - BNDES)

BNB – Banco do Nordeste

PYG – Paraguayan currency (Guarani)

IPCA – National consumer price index

*	The loan in EUR is backed by a swap linked to CDI + 1.85% p.a.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Breakdown of debt by index

	2021	2020
Fixed rate	253,063	247,597
CDI and fixed rate +CDI	165,553	266,516
Fixed rate + IPCA	244,565	-
	663,181	514,113

Maturities of short- and long-term loans and financing are broken down as follows:

	2021	2020
1 year	322,046	217,274
2 years	55,984	198,793
3 years	21,904	51,670
4 years	9,448	22,098
5 years	7,003	8,269
Above 5 years	246,796	16,009
	663,181	514,113

Changes in loans and financing during the year ended June 30, 2021 and 2020 are as follows:

	2019	Acquisition Agrifirma	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2020
Agricultural Cost Financing (Reais)	38,588	-	166,346	(38,185)	(1,848)	5,123	-	170,024
Agricultural Cost Financing (PYG)	18,364	-	14,181	(4,017)	(1,020)	2,007	6,534	36,049
Bahia Project Financing	28,534	-	-	(16,953)	(2,864)	1,537	-	10,254
Working Capital Financing	-	123,862	77,000	(63,777)	(65,980)	3,369	3,042	77,516
Financing of Machinery and Equipment – FINAME	5,542	-	-	(5,346)	(481)	433	82	230
Sugarcane Financing	43,482	-	43,482	(15,689)	(2,194)	4,208	1	73,290
Debentures	152,889	-	-	-	(11,626)	7,169	-	148,432
Transaction costs	(1,546)	-	-	-	-	(136)	-	(1,682)
	285,853	123,862	301,009	(143,967)	(86,013)	23,710	9,659	514,113

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

	2020	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2021
Agricultural cost financing (Reais)	170,024	35,856	(12,939)	(2,062)	10,336	-	201,215
Agricultural cost financing (PYG)	36,049	8,095	(13,303)	(2,919)	2,809	(1,875)	28,856
Bahia project financing	10,254	-	(226)	(8)	353	-	10,373
Working Capital Financing	77,516	185,000	(237,000)	(2,355)	2,022	(1,953)	23,230
Financing of machinery and equipment – FINAME	230	-	(218)	(8)	4	(8)	-
Sugarcane Financing	73,290	27,486	(39,497)	(2,582)	3,295	-	61,992
Debentures	148,432	240,000	(42,647)	(6,557)	7,099	-	346,327
Transaction costs	(1,682)	(8,247)	-	-	1,117	-	(8,812)
	514,113	488,190	(345,830)	(16,491)	27,035	(3,836)	663,181

a)	Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2021 the Company’s financial agreements did not require compliance with financial covenants, but rather only operating covenants, on which the Company is in compliance.

b)	Debentures

1st Issue

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

2nd Issue

On May 5, 2021, the Company issued two hundred forty thousand (240,000) non-convertible debentures in the aggregate amount of R$240,000, in a single series, with total duration of seven (7) years.

The debentures will be amortized in two (2) equal installments due on April 13, 2027 and April 12, 2028, with compensatory interest on the amount of principal corresponding to the Broad National Consumer Price Index (IPCA) plus 5.3658% p.a., to be paid in seven (7) annual instalments.

The Debentures were linked to a securitization transaction and backed by the issue of Certificates of Agribusiness Receivables (“CRA”), pursuant to CVM Instruction 400/03 and CVM Instruction 600/18. The Debentures are backed by security interest in the form of fiduciary sale of the properties owned by the Company and registered under numbers 6,257, 6,335, 6,377, 6,405 and 6,462, all at the Real Estate Registry Office of Correntina, Bahia.

Covenants

The debentures have covenants related to the maintenance of certain financial indicators, based on the ratio of net debt to fair value of investment properties. Failure by the Company to attain these indicators during the term of the debentures may entail advance maturity of the debt.

As of June 30, 2021, the Company is in compliance with the covenants described above.

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

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2021 and 2020 are as follows:

	2021	2020
Assets
Noncurrent
Tax loss carryforwards (NOL)	141,860	63,066
Biological assets	2,133	1,389
Financial lease	24,820	13,886
Contingency, bonuses and fair value	26,709	4,794
Derivative financial instruments	7,767	4,720
Allowance for expected credit losses	775	890
Difference in cost of farms	170	170
Provision of other accounts payable and receivable	2,182	2,550
Subscription warrant	4,665	358
	211,081	91,823
Liabilities
Noncurrent
Biological assets	87,901	27,735
Surplus on investment	1,733	1,733
Costs of transactions	2,996	570
Provision of residual value and useful life of PPE assets	2,592	981
Accelerated depreciation of assets for rural activity	43,516	44,606
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	26,714	26,947
	165,452	102,572
Deferred assets, net	72,343	23,282
Deferred liabilities, net	(26,714)	(34,031)
Net balance	45,629	(10,749)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The net change in deferred income tax is as follows:

At June 30, 2019	20,510
Tax losses	8,511
Adjustments in biological assets and agricultural products	(21,075)
Financial lease	10,501
Provisions for contingency and fair value	(4,580)
Derivative financial instruments	2,535
Costs of transactions	(44)
Allowance for doubtful accounts	402
Provision for other accounts payable and receivable	82
Accelerated depreciation of assets for rural activity	(1,002)
Subscription warrant	358
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	(27,731)
Realization of deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	784

At June 30, 2020	(10,749)
Tax losses	78,794
Adjustments in biological assets and agricultural products	(59,422)
Financial lease	10,934
Provisions for contingency and fair value	21,915
Derivative financial instruments	3,047
Costs of transactions	(2,426)
Allowance for doubtful accounts	(115)
Provision for other accounts payable and receivable	(368)
Accelerated depreciation of assets for rural activity	1,090
Subscription warrant	4,307
Deferred taxes on surplus value	233
Temporary differences related to PPE	(1,611)
At June 30, 2021	45,629

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The expected realization of deferred tax assets are as follows:

2021
2022	113,845
2023	34,955
2024	35,137
2025	3,638
2026 to 2031	23,506
211,081

17.2.	Income and social contribution tax expenses

	2021	2020	2019
Income before income and social contribution taxes	298,131	133,529	199,798
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(101,365)	(45,400)	(67,931)

Share of loss in a Joint Venture	4	(51)	375
Management bonus	(2,795)	(2,411)	(2,827)
Share-based incentive plan - ILPA	-	126	(232)
Nondeductible expenses	(6)	-	(126)
Profit or loss of joint venture abroad	-	(1,070)	(2,618)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	53,717	35,999	51,126
Recognition of deferred taxes (a)	73,888	-	-
Other permanent addition	(3,928)	(1,168)	(486)

Income and social contribution taxes for the year	19,515	(13,975)	(22,719)

Current	(31,021)	(10,447)	(10,487)
Deferred	50,536	(3,528)	(12,232)

	19,515	(13,975)	(22,719)
Effective tax rate	7%	-10%	-11%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

(a)	Refers to deferred tax assets related to tax losscarryfoward of Agrifirma, which were recognized upon the merger of Jaborandi Agrícola into Agrifirma. As a result of the merger, the expected future taxable income projections were revised, and the Company concluded that future taxable income will be generated to realize these tax loss carryforwards.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

18. Other liabilities

	2021	2020
Accounts payable for acquisition of Serra Grande Farm (a)	14,632	14,263
Variable consideration for acquisition of Agrifirma (b)	37,796	25,128
	52,428	39,391

Current	45,133	5,017
Non-current	7,295	34,374

a)	On May 18, 2020, the Company acquired 4,489 hectares of Serra Grande Farm for R$25,047. On June 30, 2021, the liability mainly refers to the delivery of 108,000 bags of soybean in two annual installments of 54,000 bags each. The Company maintains its liability measured at fair value through profit or loss.

b)	The consideration transferred in exchange for control of Agrifirma is divided into four classes, classified in the financial statement in accordance with their characteristics. Restricted shares and warrants, given their variation factor, are registered under liabilities and measured at fair value through profit or loss (Note 24).

The maturities of accounts payable due to acquisition of Serra Grande Farm are broken down as follows:

2021

1 year	45,133
2 years	7,295
52,428

The breakdown of the consideration transferred in exchange for the control of Agrifirma is shown below:

	2021	2020
Restricted shares	20,510	13,490
Warrants	16,506	10,860
Subscription warrant dividends	780	778

Total	37,796	25,128

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

19. Equity

a)	Capital (number of shares)

Shareholder	2021	2020

Cresud S.A.C.I.F.Y.A.	40,366,917	19,910,800
Board of Directors	190,800	192,800
Executive Board	263,353	263,453
Officers	454,153	456,253
Treasury	3,185,087	2,761,820
Other	58,370,851	38,975,428
Total shares of paid-up capital	102,377,008	62,104,301
Total free float shares	58,370,851	38,975,428
Free float shares as percentage of total shares (%)	57	63

(*)	Cresud maintains an interest in the Company’s capital through other subsidiaries that are wholly controlled by it. On the reporting date, 13,942,265 shares were held by Cresud and 26,424,652 by these subsidiaries.

BrasilAgro is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, as decided by the Board of Directors. At June 30, 2021, BrasilAgro’s subscribed and paid-up capital amounted to R$1,587,985 (R$699,811 at June 30, 2020).

For the year ended June 30,2021 there were two capital increases, as follows: (i) a public offering of 20,000,000 shares at a price of R$22.00 each for a total amount of R$ 440,000, conducted in Brazil in the over-the-counter market with placement efforts abroad, with issuance costs of R$17,186 recorded in equity in “Share issue costs,” net of tax effects of R$5,843 (Note 1.8); (ii) issuance of 20,272,707 common shares without par value, for a total amount of R$448,174, due to the exercise of warrants by the BrasilAgro founding shareholders (Note 1.9).

b)	Capital reserve

Capital Reserves are comprised of amounts received by BrasilAgro, from capital contributions that are not recorded in other capital accounts.

Additional paid in capital

The amount recorded on June 30, 2020 is related to the acquisition of the subsidiary Agrifirma on January 27, 2020 (Note 1.3), a transaction conducted via exchange of shares generated a difference between the amount of the capital increase and the consideration transferred related to the unrestricted shares, as shown below:

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares(*)	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio) / Capital increase	4,044,654	82,021

Reserve of goodwill on share issue		(33,566)
Return of shares – Acquisition of Agrifirma		8,584
		(24,982)

(*)	Shares with restrictions on sale do not meet the definition of equity instruments and are registered as financial liabilities.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Agrifirma, selling shareholders preliminary previously received 5,215,385 shares, calculated based on the shareholders’ equity of the acquired company at June 30, 2019 (Initial Exchange Ratio).

With the adjustment of the shareholders’ equity of Agrifirma as of the date of the transaction (Final Exchange Ratio), the parties agreed that 423,815 shares should be returned (Note 19.f).

Furthermore, the agreement establishes indemnity obligations if certain contractually indemnifiable losses occur within two years as from the transaction date. Consequently, the selling shareholders must return an additional number of shares and warrants on January 27, 2022, due to the settlement of a contingency valued at R$3,500.

Share-based compensation

The information on the share-based compensation plan is described in Note 23.

Capital transactions shareholders

As shown in Note 1.3, the difference between the net assets book value of the companies acquired in Bolivia and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves entities under common control, as shown below:

2021
Consideration	165,764
Net assets acquired	(154,733)
Effect of reorganization	11,031

c)	Income reserves

Legal reserve

Pursuant to article 193 of Law No. 6404/76 and article 36, item (a), 5% (five per cent) of the BrasilAgro’s net income at the end of each year must, before any other allocation, be used to set up a legal reserve, which shall not exceed 20% (twenty percent) of capital.

BrasilAgro is allowed not to set up the legal reserve for the financial year in which the reserve balance, plus the amount of capital reserve addressed in item 1, of article 182, of Law No. 6404/76, exceeds 30% (thirty per cent) of capital. The legal reserve aims at assuring the integrity of BrasilAgro’s capital and may only be used to offset loss and increase capital.

Reserve for investment and expansion

According to article 36, item (c), of BrasilAgro’s articles of incorporation and article 196 of Law No. 6404/76, BrasilAgro may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion, subject to approval on the General Shareholders’ Meeting.

The balance of the retained profits reserve, except for the reserves of unrealized profit and reserves for contingencies, may not exceed the amount of capital. Once this maximum limit is reached, the General Meeting may resolve on the investment of the exceeding portion in the payment, increase of capital or in dividend distribution.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

d)	Dividends

On October 16, 2020, BrasilAgro approved the payment of dividends at the Annual Shareholders Meeting, which included minimum mandatory dividends of R$28,394 and additional dividends proposed of R$13,606. In accordance with article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder, and will revert toBrasilAgro.

Pursuant to article 36, of BrasilAgro’s Bylaws, profit for the year shall be allocated as follows after allocation to legal reserve: (i) 25% (twenty five percent) of adjusted net profit shall be allocated to the payment of mandatory dividends and (ii) the remaining portion of adjusted net income may be allocated to the reserve for investment and expansion.

The appropriation of net income is as follows:

	2021	2020
Profit for the year	317,646	119,554
(-) Constitution of legal reserve (5% of net profit)	(15,882)	(5,978)
Adjusted profit for the year	301,764	113,576

(-) Mandatory minimum dividends - 25% of adjusted net profit	(75,441)	(28,394)
(-) Additional dividends proposed	(184,559)	(13,606)

Proposed dividends	(260,000)	(42,000)

Constitution of reserve for investments and expansion	41,764	71,576

Total shares of paid up capital (per thousand shares)	102,377	62,104
(-) Treasury shares (per thousand shares)	(3,185)	(2,762)
(=) Outstanding shares (per thousand shares)	99,192	59,342

Dividend per share (R$)	2.62	0.71

e)	Other comprehensive income

At June 30, 2021, the effects from foreign exchange rate variation arising from the translation of the financial statements of companies located abroad amounted to (R$35,917) (R$76,463 at June 30, 2020), and the accumulated effect reached R$79,422 (R$115,339 at June 30, 2020).

f)	Treasury shares

Under article 20, item XII of the Bylaws of BrasilAgro, the Board of Directors is responsible, among others established in the law or the Bylaws, for deliberating on the acquisition by BrasilAgro of shares issued by itself, to be held in treasury and/or later cancellation or sale.

BrasilAgro approved three (3) Share Repurchase Programs at the Board of Directors meetings held on: (i) September 2, 2013; (ii) June 25, 2016; and, finally, (iii) the last Share Repurchase Program of the Company, approved at the Board of Directors meeting held on September 20, 2016, whose term of eighteen (18) months ended on March 21, 2018. Currently there is no Share Repurchase Program in force, and the number of treasury shares at June 30, 2021 is 3,185,087 that corresponds to R$40,085.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2019	3,086,748	35,208
Transfers (Note 23.a)	(324,928)	(3,707)
At June 30, 2020	2,761,820	31,501
Return of shares – Acquisition of Agrifirma	423,267	8,584
At June 30, 2021	3,185,087	40,085

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

20.	Segment information

Segment information is presented consistently with the internal report provided by the chief operating decision maker that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

Segment information is based on information used by BrasilAgro executive board to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has six segments, namely: (i) real estate, (ii) grains, (iii) sugarcane, (iv) cattle raising, (v) cotton and (vi) other. The operating assets related to these segments are located only in Brazil, Paraguay and Bolivia.

The main activity of the grains segment is the production and sale of soybean, corn and bean.

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

The selected P&L, liabilities and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2021
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate

Net revenue	662,952	11,365	330,417	27,771	264,978	28,966	(545)	-
Gain from sale of farm	53,097	53,097	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	527,348	-	348,307	30,051	142,302	10,234	(3,546)	-
Reversal of provision for agricultural products after harvest	(22,728)	-	(22,728)	-	-	-	-	-
Cost of sales	(729,145)	(1,874)	(431,126)	(37,082)	(231,543)	(25,596)	(1,924)	-
Gross profit	491,524	62,588	224,870	20,740	175,737	13,604	(6,015)	-
Operating income (expenses)
Selling expenses	(27,951)	(491)	(26,073)	(289)	(563)	(535)	-	-
General and administrative expenses	(46,852)	-	-	-	-	-	-	(46,852)
Other operating income	(22,613)	-	-	-	-	-	-	(22,613)
Equity pickup	11	-	-	-	-	-	-	11
Operating income (loss)	394,119	62,097	198,797	20,451	175,174	13,069	(6,015)	(69,454)
Net financial income	849,623	269,001	524,696	3,253	3,406	4,113	-	45,154
Financial income	(945,611)	(233,339)	(601,953)	(7,431)	(8,929)	(7,273)	-	(86,686)
Financial expenses	298,131	97,759	121,540	16,273	169,651	9,909	(6,015)	(110,986)
Net income (loss) before taxes	19,515	(10,762)	(41,324)	(5,533)	(57,681)	(3,369)	2,045	136,139
Income and social contribution taxes	317,646	86,997	80,216	10,740	111,970	6,540	(3,970)	25,153
Total assets	3,428,318	1,486,493	392,283	25,289	218,017	47,587	33,238	1,225,411
Total liabilities	1,245,717	251,423	283,420	2,563	61,992	-	-	646,319

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

	2020
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate

Net revenue	487,568	14,680	233,413	13,052	192,942	32,674	807	-
Gain from sale of farm	61,420	61,420	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	160,371	-	86,373	1,373	75,861	(1,298)	(1,938)	-
Reversal of provision for agricultural products after harvest	(4,153)	-	(4,153)	-	-	-	-	-
Cost of sales	(483,813)	(4,876)	(245,805)	(13,529)	(184,811)	(32,436)	(2,356)	-
Gross profit	221,393	71,224	69,828	896	83,992	(1,060)	(3,487)	-
Operating income (expenses)
Selling expenses	(14,300)	3,731	(16,247)	(282)	(1,136)	(366)	-	-
General and administrative expenses	(43,890)	-	-	-	-	-	-	(43,890)
Other operating income	1,231	-	-	-	-	-	-	1,231
Equity pickup	(150)	-	-	-	-	-	-	(150)
Operating income (loss)	164,284	74,955	53,581	614	82,856	(1,426)	(3,487)	(42,809)
Net financial income
Financial income	375,413	146,161	11,325	886	-	-	23,053	193,988
Financial expenses	(406,168)	(133,795)	(39,362)	(3,651)	(4,828)	(1,532)	(43,175)	(179,825)
Net income (loss) before taxes	133,529	87,321	25,544	(2,151)	78,028	(2,958)	(23,609)	(28,646)
Income and social contribution taxes	(13,975)	(6,722)	(8,685)	731	(26,530)	1,006	8,027	18,198
Net income (loss) for the year	119,554	80,599	16,859	(1,420)	51,498	(1,952)	(15,582)	(10,448)
Total assets	2,044,368	1,171,762	226,733	17,224	161,706	35,905	26,678	404,360
Total liabilities	922,799	161,609	220,751	-	73,290	-	-	467,149

The balance sheet accounts are mainly represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

a)	Information on concentration of clients

In the year ended June 30, 2021, the Company has three clients individually representing 10% or more of consolidated revenues, representing 50% of the total sales of the Company. Of these three clients, two account for 99% of the revenues from the sugarcane segment and one account for 23% of the revenues from the grains segment. There are no clients in other segments that represent 10% or more of revenue of total sales.

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

Revenues and noncurrent assets, excluding financial instruments, income tax and social contribution, deferred assets and rights arising from insurance contracts of the Consolidated, are distributed as follows:

	Brazil		Paraguay and Bolivia
	2021	2020	2021	2020
Net income	616,611	467,658	46,341	22,570
Non-current	865,060	853,957	387,754	275,957

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

21.	Revenues

a)	Operating sales

	2021	2020	2019

Sales of grains	336,115	237,904	175,000
Sales of cotton	28,475	13,104	-
Sales of sugarcane	265,062	192,943	163,114
Sales of beef cattle	29,566	33,609	16,974
Lease	19,350	18,127	9,598
Other revenues	1,301	1,658	1,086
Gross operating revenue	679,869	497,345	365,772

Sales deductions
Taxes on sales	(16,917)	(9,777)	(7,862)

Net revenue	662,952	487,568	357,910

b) Sale of farms

	2021	2020	2019
Sale of farm	102,011	83,179	238,414
Adjustment to present value	(16,245)	(11,687)	(61,192)
Gross revenue from sale of farm	85,766	71,492	177,222

Sales taxes	(2,151)	(2,610)	(6,469)
Cost of sale of farm	(30,518)	(7,462)	(27,941)

Gain from sale of farm	53,097	61,420	142,812
Selling expenses	-	-	(35)
Income tax and social contribution	(1,815)	(2,201)	(5,459)
Net gain from sale of farms	51,282	59,219	137,318

The meeting of certain obligations related to prior-year sales enabled the recognition of the gain from the sale of farms that was no recognized on the date of execution of the sale agreement. Of the total Gross Revenue from the sale of farms, R$3,796 refers to the transfer of a 133-hectare area of Cerrado biome negotiated in the sale of Jatobá III, and R$2,904 refers to the realization of the official measurement of the Jatobá II Farm, a condition related to the variable consideration concept provided for in IFRS 15 – Revenue, mentioned in Note 7.1(e).

The sale of the Bananal X Farm (Note 1.4.a) did not affect the Gain from sale of farm because the asset was recognized at its fair value less selling expenses, as set forth in IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, as shown below:

2021
Selling price	28,000
Present value adjustment	(1,159)
Gross revenue from sale of farm	26,841

Cost of sale	(25,231)
Commission on sale	(1,610)
Gain from sale of farm	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

22.	Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	109,023	-	981	110,004
Personnel expenses	30,293	3,060	32,406	65,759
Expenses with service provider	193,254	-	6,482	199,736
Leasing	11,368	-	397	11,765
Cost of agricultural products	53,684	-	-	53,684
Fair value of cost of agricultural products	316,636	-	-	316,636
Freight and storage	-	24,740	-	24,740
Allowance for doubtful accounts	-	151	-	151
Maintenance, travel expenses and others	14,887	-	6,586	21,473
At June 30, 2021	729,145	27,951	46,852	803,948
Depreciation and amortization	58,737	-	1,512	60,249
Personnel expenses	25,115	2,290	30,681	58,086
Expenses with service provider	143,808	-	5,593	149,401
Leasing	13,462	-	175	13,637
Cost of agricultural products	134,972	-	-	134,972
Fair value of cost of agricultural products	96,689	-	-	96,689
Freight and storage	-	14,450	-	14,450
Allowance for doubtful accounts	-	(2,440)	-	(2,440)
Maintenance, travel expenses and others	11,030	-	5,929	16,959
At June 30, 2020	483,813	14,300	43,890	542,003
Depreciation and amortization	22,494	-	584	23,078
Personnel expenses	18,660	1,423	28,679	48,762
Expenses with service provider	108,147	-	3,449	111,596
Leasing	20,512	-	803	21,315
Cost of agricultural products	98,561	-	-	98,561
Fair value of cost of agricultural products	39,163	-	-	39,163
Freight and storage	-	9,608	-	9,608
Allowance for doubtful accounts	-	(530)	-	(530)
Sale of farms	-	35	-	35
Maintenance, travel expenses and others	11,677	-	5,297	16,974
At June 30, 2019	319,214	10,536	38,812	368,562

23.	Management compensation and share based payments

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2021	2020	2019
Board of directors and executive board compensation	3,803	3,789	2,869
Bonuses	8,22	7,093	8,315
Overall compensation	12,023	10,882	11,184
Share	1,416	1,117	741
Total compensation	13,439	11,999	11,925

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

The total compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2021 in the amount of R$14,082, was approved at the Annual General Meeting held on October 16, 2020.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation plan (“ILPA 2”), in continuity to the ILPA Plan, establishing the general characteristics and rules of the new plan, such as the maximum number of shares and the list of eligible employees, which are indicated by a committee appointed and approved by the Board of Directors. The structure of the second program follows ILPA Plan’s basic guidelines, which include, basically, the requirement that employees must remain in the Company during the vesting period and achieve key performance indicators (“KPIs”) cumulatively from July 1, 2020 to June 30, 2023 (vesting period).

The ILPA Plan is accounted for following the provisions of IFRS 2, given that the Company receives services from the participants and as consideration assumes the commitment of delivering shares issued by itself if the conditions are met. The standard establishes that share-based benefits be measured at fair value on the date that the benefit is granted, defined as June 30, 2021, and no longer be measured (except in the case of remeasurement events, such as a change in the plan’s terms), with the expense recognized during the vesting period. On the reporting date, the expenses of ILPA 2 amounted to R$2,550.

24.	Other operating income (expenses), net

	2021	2020	2019
Loss on sale of PPE	(1,378)	(151)	(64)
Provision for legal claims	(1,404)	(601)	383
Agricultural insurance claims	-	6,315	-
Expenses with acquisition of Agrifirma	-	(2,530)	-
Contractual losses	(1,392)	-	-
Donations to BrasilAgro Institute	(2,057)	-	-
Tax credits not used	(3,964)	-	-
Warrants and restricted shares (a)	(12,668)	(1,053)	-
Other	250	(749)	(1,383)
	(22,613)	1,231	(1,064)

(a)	The consideration paid in exchange for control of Agrifirma is divided into three classes, which are classified in the financial statements based on their characteristics. The restricted shares and warrants, given their variation factor, are recorded under liabilities (Note 18) and measured at fair value through profit or loss.

25.	Financial income and expenses

	Notes	2021	2020	2019
Financial income
Interest on marketable securities		8,193	5,396	5,507
Interest on receivable		1,165	3,619	622
Foreign exchange variation (i)		20,257	14,038	17,110
Gain on remeasurement of leases (iii)		2,895	15,246	16,843
Gain on remeasurement of receivables from sale of farms (iv)		227,005	130,915	156,156
Realized profit from derivative transactions (v)	6	76,885	50,484	55,611
Unrealized profit from derivative transactions (vi)	6	513,223	155,715	58,689
		849,623	375,413	310,538
Financial expenses
Marketable securities charges		(1,383)	(1,456)	(294)
Bank charges		(6,140)	(706)	(1,334)
Interest accrued		(28,693)	(25,248)	(18,171)
Monetary variation (i)		(682)	-	-
Foreign exchange variation (ii)		(29,292)	(15,765)	(17,724)
Gain on remeasurement of leases (iii)		(74,160)	(36,091)	(19,309)
Loss on remeasurement of receivables from sale of farms (iv)		(89,663)	(72,535)	(142,167)
Realized loss from derivative financial transactions (v)	6	(193,415)	(91,196)	(35,453)
Unrealized loss from derivative financial transactions (vi)	6	(522,183)	(163,171)	(63,164)
		(945,611)	(406,168)	(297,616)
Financial (expense) income, net		(95,988)	(30,755)	12,922

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Net balances are as follows:

	2021	2020	2019
Monetary variations (i)	(682)	-	-
Foreign exchange difference (ii)	(9,035)	(1,727)	(614)
Net on remeasurement of leases (iii)	(71,265)	(20,845)	(2,466)
Net on remeasurement of receivables from sale of farms (iv)	137,342	58,380	13,989
Realized profit (loss) from derivative financial instruments (v)	(116,530)	(40,712)	20,158
Unrealized (loss) profit from Derivative financial instruments (vi)	(8,960)	(7,456)	(4,475)

26.	Earnings per share

	2021	2020	2019
Profit attributed to controlling shareholders	317,646	119,554	177,079
Weighted average number of common shares issued (thousands)	69,642	56,681	53,802
Effect from dilution – shares	1,774	420	306
Weighted average number of common shares issued adjusted by the dilution effect	71,416	57,101	54,108
Basic earnings per share	4.5611	2.1092	3.2913
Diluted earnings per share	4.4478	2.0937	3.2727

27.	Provision for legal claims

The Company is involved in civil, labor, environmental and tax lawsuits and administrative proceedings. The provision for probable losses arising from these lawsuits is determined and updated by management, supported by the opinion of the Company’s external legal advisors.

Probable likelihood of loss

	Labor	Civil	Environ.	Total
At June 30, 2019	802	-	22	824
Additions	418	65	378	861
Monetary restatement	103	2	-	105
Reversals	(365)	-	-	(365)
Acquisition Agrifirma	60		-	60
At June 30, 2020	1,018	67	400	1,485
Additions	1,010	-	260	1,270
Monetary restatement	150	2	34	186
Reversal	279	(69)	(262)	(52)
Payments	(1,444)	-	-	(1,444)
At June 30, 2021	1,013	-	432	1,445

Possible likelihood of loss

The Company is party to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2021	2020
Civil	10,570	9,532
Tax	3,532	4,511
Labor	825	3,389
Environmental	-	193
	14,927	17,625

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

Judicial deposits

	2021	2020
Labor	339	378
Tax	1,195	1,178
Civil	152	150
Environmental	434	-
(Note 7)	2,120	1,706

28.	Commitments

a)	Contracts of sugarcane supply between BrasilAgro and Brenco

For the year ended June 30, 2021, gross sugarcane sales of BrasilAgro to Brenco came to R$87.7 million, representing 13.2% of the Company’s total net revenue.

	2021		2020		2019
	Number		Number		Number
	(tons)	Amount	(tons)	Amount	(tons)	Amount
Net revenue from sugarcane	644,503	87,705	840,625	82,763	761,996	73,480

The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR - sugarcane price index) assessed on the sales date.

There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to estimate considering the scenarios of fluctuating market value and crop productivity.

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

For the year ended June 30, 2021, net sugarcane sales to Partnership IV came to R$174.8 million, representing 26.4% of the Company’s total net revenue.

	2021		2020		2019
	Quantity (Tons)	Amount	Quantity (Tons)	Amount	Quantity (Tons)	Amount
Gross sugarcane sales Partnership IV	1,360,001	174,830	1,221,728	110,179	1,019,232	86,996

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

29.	Transactions with related parties

	2021	2020
Current assets
Accounts receivable	488	-
Hemir * (a)	-	314
Cresud (a)	-	176
Other	-	211
	488	701
Non-current assets
Other (b)	1,625	1,511
Cresud (a)	546	-
Cresca	116	-
Hemir * (a)	393	-
	2,680	1,511
Current liabilities – trade accounts payable
Trade accounts payable (c )	-	1,724
Cresud (a)	-	814
Hemir * (d)	5,080	-
Other	488	311
	5,568	2,849
Non-current liabilities
Trade accounts payable (c )	1,583	-
Cresud (a)	936	-
	2,519	-

(*)	Helmir S.A. (“Helmir”) is wholly owned subsidiary of Cresud and maintains ownership interest in Company’s capital stock.

a)	Expenses and revenue related to technology support, implementation of systems and reimbursement of general expenses;

b)	Refers to shares exercised within the scope of the second and third granting programs and the balance receivable from subsidiaries under the second ILPA plan.

c)	Acquisition of biological assets and other items related to the operation;

d)	The subsidiaries in Bolivia acquired on February 4, 2021 have debts related to loan operations contracted before the business combination;

30.	Insurance

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2021:

Insurance type	Coverage - R$

Civil liability (D&O)	30,000
Civil, professional and general liability	15,004
Machinery/Automobile	10,553
Fire/lightning/explosion/electrical damage (office)	6,607
Completion guarantee	10,067
Rural multi-risk	181,004
253,235

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2021

(In thousands of reais, except as stated otherwise)

32.	Subsequent events

Sale of the Rio do Meio Farm

On September 20, 2021, the Company signed a purchase and sale agreement for the sale of a total area of 4,573 hectares (2,859 useful hectares) of Rio do Meio Farm, a rural property located in the City of Correntina, State of Bahia. The total amount of the sale is 250 soybean bags per useful hectare or R$130,1 million as of September 20, 2021 (~R$45,507/useful ha).

The Company received an initial payment of R$5.3 million and will receive an additional R$10.6 million in 2021. The remaining balance will be paid in seven annual installments.

The book value of the Rio do Meio Farm is R$40.0 million (acquisition cost, investments net of depreciation) and has an expected Internal Rate of Return (IRR) in R$ of 56.5%.

The Rio do Meio Farm was acquired in January 2020 and had a total area of 12,288 hectares, resulting in a total of 7,715 hectares remaining in the portfolio after the sale. The land being sold is under a lease to a third parties until 2027.

Sale of the Alto Taquari Farm

On October 07, 2021, the Company signed a purchase and sale agreement for the sale of a total area of 3,723 hectares (2,694 useful hectares) of Alto Taquari Farm, a rural property located in the City of Alto Taquari, State of Mato Grosso. The total amount of the sale is 1,100 soybean bags per useful hectare or R$589,0 million as of October 07, 2021 (~R$218,641/useful ha).

The Company received an initial payment of R$16.5 million and will receive an additional R$31.4 million in 2021. The remaining balance will be paid in three annual installments.

The book value of the Alto Taquari Farm is R$31.3 million (acquisition cost, investments net of depreciation) and has an expected Internal Rate of Return (IRR) in R$ of 19.9%.

Considering this sale, we sell all the plateau areas of Alto Taquari Farm, leaving 1,308 hectares (809 arable ha) in the portfolio. The remaining area is adjacent to the areas already sold, but has different characteristics of soil and altitude and, even though it is not a plateau area, it is cultivated with sugarcane.

***