Form 20-F
period 2022-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2022-11-04
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Gustavo Javier Lopez

Chief Financial Officer and Investor Relations Officer

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

On June 30, 2022, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5.2374 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2021, the selling rate was R$5.0022 to US$1.00. The selling rate was R$5.4760 to US$1.00 on June 30, 2020, R$3.8322 to US$1.00 on June 30, 2019 and R$3.8552 to US$1.00 on June 30, 2018, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2022 may not be indicative of future exchange rates. On September 30, 2022, the selling rate was R$5.4066 to US$1.00 and, on October 27, 2022, the selling rate was R$ 5.3003 to US$1.00, as reported by the Central Bank.

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

On June 30, 2022, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5,2374 to US$1.00, based on the selling rate as reported by the Central Bank. On September 30, 2022, the selling rate was R$5.4066 to US$1.00 and, on October 27, 2022, the selling rate was R$ 5.3003 to US$1.00, as reported by the Central Bank.

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

Crop Year, Harvest and Planting Season

Our agricultural production is based on the crop year, which varies according to each crop. The crop year for sugarcane is from January 1 to December 31 of each year, and the crop year for grains is from July 1 of each year to June 30 of the following year. We also make reference in this annual report to the planting season and the harvest season, or harvest period. In Brazil, the planting season for grains is from September to December of each year, and the planting season for sugarcane is from February to May of each year. The harvest period in Brazil for grains is from February to July of each year, and the harvest period for sugarcane is from April to November of each year.

Market Information

The market information included in this annual report concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Food Supply Company (Companhia Nacional de Abastecimento), or Conab, which is a state-owned company, the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, the U.S. Department of Agriculture, or USDA, the United Nations Food and Agriculture Organization, or FAO, the United Nations, and the Organization for Economic Cooperation and Development, or OECD, as well as from other public institutions and independent sources as indicated throughout this annual report. We believe that such information is true and accurate as of the date it was made available, although we have not independently verified it.

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

The forward-looking statements included in this annual report relate to, among other factors:

●	our business prospects and future results of operations;

●	weather and other natural phenomena;

●	the length and severity of the novel coronavirus (COVID-19) pandemic, or the COVID-19 pandemic;

●	global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, which may exacerbate market pressures and economic volatility;

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

●	the implementation of our business strategy;

●	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

●	the implementation of our financing strategy and capital expenditure plan;

●	the maintenance of relationships with our customers;

●	the competitive nature of the industry in which we operate;

●	the cost and availability of financing;

●	future demand for the commodities we produce;

●	international prices for commodities;

●	the condition of our land holdings;

●	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

●	the performance of the Brazilian and world economies;

●	the relative value of the Brazilian real compared to other currencies; and

●	the factors discussed under “Item 3—Key Information—3.D. Risk Factors” in this annual report.

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

We have experienced strong demand for exports because of the appreciation of the U.S. dollar against the Brazilian real. We have not experienced any significant disruptions in our logistics and export operations, as well as in inbound shipments of raw materials and goods, most of which had been acquired prior to the imposition of quarantine restrictions in Brazil. We have also not experienced any material changes in commitments for the 2021/2022 crop year.

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

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is based on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any of the following factors, among others:

●	failure to pursue our business strategy;

●	failure or difficulty to acquire and sell agricultural properties at attractive prices;

●	changes in market conditions or failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural sector;

●	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in the opinion of the Federal Attorney General (AGU), as further detailed in this annual report;

●	failure to maintain the fiscal structure of our subsidiaries;

●	inability to develop infrastructure and attract or retain personnel in a timely and effective manner;

●	inability to identify service providers for our agricultural properties and projects;

●	increased competition for suitable land from other agricultural real estate owners or developers, which increases our costs and adversely affects our profit margins;

●	inability to develop and operate our agricultural properties profitably, which may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

●	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

●	failure by purchasers of our properties to meet their payment obligations to us;

●	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

●	adverse climate conditions, such as global warming, which may contribute to the change of frequency of unpredictable or uncommon meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

●	unfavorable climate conditions in Brazil, Bolivia or Paraguay, particularly in the regions where we carry out our activities;

●	the economic, political and business environment in Brazil, Bolivia or Paraguay, and specifically in the geographic regions where we invest and operate;

●	inflation, fluctuating interest rates and exchange rates;

●	disputes and litigation relating to our agricultural properties; and

●	labor, environmental, civil and pension liabilities.

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

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General (AGU) affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not allowed to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária), or INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the granting of such certificates.

Recently, Brazilian Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and provided that the limitations mentioned above do not apply (i) to the pledge of real estate as collateral (including the fiduciary transfer of real estate property); and (ii) to debt settlements arising from the execution of real estate collateral.

As of September 30, 2022, approximately 57.3% of our common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our future acquisitions of land, which may result in material delays and our inability to obtain required approvals. There is also a case pending at the Supreme Court (Supremo Tribunal Federal), or STF, on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010.

In June 2021, Supreme Court Justice Alexandre de Moraes issued an opinion to repeal certain restrictions on the ownership of property by foreigners and reverse the opinion issued by the Federal Attorney General (AGU) in 2010. The proceeding, however, is pending judgment by the Supreme Court. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the Supreme Court.

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

Our business strategy is based on the appreciation of the capital invested in our agricultural properties and the liquidity of those investments. We cannot assure you that the value of our agricultural properties will increase in the short, medium or long term, or at all, or that we will be able to monetize our agricultural investments successfully. Agricultural real estate assets are, as a general rule, illiquid and volatile, and agricultural properties in Brazil are especially illiquid and volatile. As a result, it may be difficult for us to promptly adjust our portfolio of properties in response to changes in economic or business conditions, and we may be unable to find purchasers willing to acquire our agricultural properties at prices that are favorable to us. Lack of liquidity and volatility in local market conditions would adversely affect our ability to carry out sales of properties timely and profitably, which could have a material adverse effect on us.

Fluctuation in market prices for our agricultural products could adversely affect us.

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide food supply and demand as well as factors related to financial speculation;

●	disruptions in commodity markets caused by global events, including the impact of the COVID-19 pandemic;

●	global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, which may exacerbate disruptions, market pressures and volatility;

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

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

Oil prices varied sharply in 2020, 2021 and 2022, with a record demand shock along with excess supply created by internal dispute among OPEC+ members. In March 2020, a dispute between Saudi Arabia and Russia sparked oil price volatility. Price volatility continued during 2022 as a direct result of the Russian invasion of Ukraine, thereby bringing the price of oil to its highest level since 2008.

A decline in sugar prices could have an adverse effect on the financial performance of our sugarcane businesses.

Substantially all of our revenue is derived from a small number of customers, and, besides that, we currently face a risk of default by our main customer, which may adversely affect our business, financial condition and results of operations.

We currently sell a substantial portion of our total crop production to a small number of customers who have considerable bargaining power. For instance, in the year ended June 30, 2022, four of our customers were responsible for 57.9% of our revenue, and each of these four customers was responsible for at least 10.0% of our revenue. Of these four customers, two were responsible for 97.8% of our revenue in the sugarcane segment, and two were responsible for 41.0% of our revenue in the grains/cotton segment. Comparatively, in the year ended June 30, 2021, three of our customers were responsible for 49.2% of our revenue, and each of these three customers was responsible for at least 10.0% of our revenue. Of these three customers, two (which are described below) were responsible for 99.0% of our revenue in the sugarcane segment, and one was responsible for 24.0% of our revenue in the grains segment. See Note 20 to our financial statements included elsewhere in this annual report.

We entered into a supply contract and a rural partnership agreement with Brenco – Companhia Brasileira de Energia Renovável – Em Recuperação Judicial (“Brenco”), which is controlled by Novonor S.A. – Em Recuperação Judicial (formerly known as Odebrecht S.A.), pursuant to which we currently supply them with 100% of our sugarcane production from Alto Taquari, Araucária and Partnership III farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests. The term of this rural partnership agreement covers a total area of 5,624 hectares, which we expect to explore and operate until March 31, 2026.

In addition, we entered into a supply contract and a rural partnership agreement with Agro Pecuária e Industrial Serra Grande Ltda. (“Agro Serra”), pursuant to which we currently supply them with 100% of our sugarcane production from São José farm. The term of this supply contract covers at least 15 crop years, and therefore is scheduled to expire no earlier than in crop year 2032/2033, and encompasses a total area of 14,900 hectares, which we expect to explore and operate until its expiration.

The strong competition between a relatively fragmented sector of agricultural producers in the internal and external markets further increases the bargaining power of our highly concentrated customer base. Thus, we may not be able to maintain or form new relationships with customers, which could have a material adverse effect on our business, financial condition and results of operations.

Concentration among our customer base also increases the adverse consequences to us should we lose any of our customers or if any of our customers defaults on their obligations to us, either in the form of non-payment or through a breach of any contractual provision or obligation, such as shipping failures or delays. Delays in the shipment of our products could directly affect the planning of our harvest, which could generate losses and result in additional costs to us.

We are dependent on third-party service providers and subject to recent changes in the Brazilian labor legal framework.

In addition to our own personnel, we are highly dependent on third-party contractors to develop and cultivate our agricultural properties, and to provide the machinery and equipment needed for such purposes. As a result, our future success depends on the skill, experience, knowledge and efforts of our third-party service providers. We cannot assure you that we will be able to continue to hire the desired third-party service providers for our agricultural properties or that such providers will have the ability to ensure quality agricultural production in an efficient manner, and at competitive prices. Our failure to hire the desired service providers for our agricultural properties, or their failure to provide quality services, or the revocation or termination or our failure to renew our service contracts or negotiate new contracts with other service providers at comparable prices and terms could adversely affect us.

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

In 2018, the real depreciated by 17.1% against the U.S. dollar, and on December 31, 2018, the real/U.S. dollar exchange rate was R$3.8748. In 2019, the real depreciated by 0.6% against the U.S. dollar, and on December 31, 2019, the real/U.S. dollar exchange rate was R$4.0307. In 2020, the real depreciated by 29.2% against the U.S. dollar, and on December 31, 2020, the real/U.S. dollar exchange rate was R$5.1967. In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the real/U.S dollar exchange rate was R$5.5799. In 2022 (until September 30, 2022), the real appreciated by 3.1% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.4066 per US$1.00 on September 30, 2022. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

As of September 30, 2022, Cresud held 38.25% of our common shares. Cresud has other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Financial Officer and Investor Relation Officer, were previously employed by Cresud. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

Our agricultural properties are located in Brazil’s cerrado biome (also known as the Brazilian savannah region), a location where the soil is mostly acidic and not very fertile, requiring the use of lime and fertilizers. Our operations require other raw materials such as pesticides and seeds which we acquire from local and international suppliers. We do not have long-term supply contracts for these raw materials and therefore are exposed to the risk of cost increases. A significant increase in the price of lime, fertilizers or other raw materials we use would likely reduce our profitability or otherwise adversely affect our business operations as these are not costs that can readily be passed on to our customers. In addition, certain of our production costs, including fertilizers and the cost of leasing agricultural machinery, are linked to the international price of oil and its derivatives. Therefore, if the price of oil increases significantly, our results of operations could be adversely affected.

We also rely on fertilizers and agrochemicals, many of which are petrochemical based. In our segments related to agricultural activity (grains, cotton, sugarcane and cattle raising), fertilizers and agrochemicals represented approximately 29% of our total cost of production (including manufacturing and administrative expenses) for the 2021/2022 harvest year. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, supply shortages have continued to exist and have been aggravated by the ongoing conflict between Russia and Ukraine.

In addition, because Russia is one of the world’s largest oil and fertilizer exporters, we expect recent global developments relating to the ongoing conflict between Russia and Ukraine, and resulting export disruptions, will likely lead to decreased global supply and increased fuel prices, the effects of which could be more acute if the members of the Organization of the Petroleum Exporting Countries – OPEC decide not to, or are unable to, increase their oil production.

Political risks remain present mainly from the escalating conflict between Russia and Ukraine, medium-term relationship tensions between the United States and China, uncertainty over government instabilities in Europe and other local geopolitical risks. The materialization of these risks may affect global growth and decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely our business, financial condition, results of operations and, therefore, adversely affect the market price of our shares, including of our ADSs, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

We cannot predict the price and future availability of fuel or fertilizers with any degree of certainty, and significant increases in fuel prices or fertilizers, or the unavailability of fertilizers and other raw materials, may adversely affect our business, financial condition and results of operations.

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

We may be adversely affected by the ongoing conflict between Russia and Ukraine and the ensuing global geopolitical and economic instability.

The ongoing conflict between Russia and Ukraine has significantly disrupted supply chains and international trade. Following Russia’s invasion of Ukraine in February 2022, the United States, the United Kingdom, the European Union and other countries and supra-national entities have imposed comprehensive economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the United Kingdom and the European Union have also banned businesses from dealing with the Russian central bank, its finance ministry and its sovereign wealth fund. Certain Russian banks have also been removed from the Swift bank messaging system, which enables the transfer of money across borders. The United States, the United Kingdom and the European Union continue to impost or consider the imposition of additional sanctions on Russian entities and individuals, including major Russian companies and the Russian state. The United States, the United Kingdom and the European Union have also imposed sanctions on individuals with close ties to the Russian government, including their family members and close associates, as well as on the assets held by them worldwide.

The effects of the ongoing conflict between Russia and Ukraine on the Russian and global economy remains uncertain. However, they have resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally. As a result, in particular, the availability and price of fertilizers for the 2022/2023 harvest year is subject to significant uncertainty in Brazil and the other countries in which we operate. From a supply point of view, Brazil and the other countries in which we operate are highly dependent on imports of fertilizers from Russia and other neighboring countries. In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. As a result of such supply risks, we believe that there may be shortages of some types of fertilizers (mainly of potash-based products). We may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future. Failure to obtain fertilizer on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Geopolitical tensions in petroleum-producing countries may also affect the global supply of oil and lead to increased prices. The conflict between Russia and Ukraine led to a spike in oil and energy prices. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tensions will not adversely affect our business, financial condition and results of operations.

Certain of our agricultural products contain genetically modified organisms (GMOs), and risks associated with GMOs remain uncertain, which may result in increased regulatory scrutiny and harm our business and financial condition.

The totality of our products, including soybean and corn, contain genetically modified organisms, or GMOs, in varying proportions depending on the crop year. Production and consumption of GMOs remain controversial, and adverse publicity and consumer resistance have led to the adoption of certain governmental regulations limiting sales of GMO products in important markets including the European Union. If GMOs were determined to present risks to human health or to the environment, demand for our GMO products could collapse, and we could face potentially significant liability for harm caused by such products, all of which could materially and adversely affect our business, financial condition and results of operations.

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

In addition, environmental social movements often promote and organize gatherings and other events to prevent, delay or reduce legal deforestation, which may adversely affect our operations. As a result, we cannot assure you that our operations will be not adversely affected by environmental social movements, which could lead to the revocation of operating licenses, delays or amendments thereto.

We made investments in farmland in Bolivia and Paraguay, and we may possibly make investments in other countries in and outside Latin America, in which case we would be subject to the associated economic, legal, political and regulatory risks.

Currently, we conduct our activities in Brazil, Bolivia and Paraguay. We are considering expanding into other countries in and outside Latin America, but currently have no definitive commitments or specific plans with respect thereto. In the future, we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives. The success in other countries of our business strategy and business model that we apply in Brazil would be subject to a high level of uncertainty and depend on numerous factors beyond our control. Therefore, we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recover our investments. Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent in the management of a transnational company, including:

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

The Brazilian economy has experienced volatile growth and slowdowns in recent years. The Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019 and decreased 4.1% in 2020. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021 and 2.3% in the first six months of 2022.

Inflation and interest rates have increased in recent years, and the Brazilian real has weakened significantly in relation to the U.S. dollar. Adverse economic conditions in Brazil may materially and adversely affect our business, financial condition and results of operations.

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

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2022. We cannot predict which policies the new President of Brazil, who will assume office on January 1, 2023, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our shares and ADSs.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular the reform of Brazil’s pension system, which was approved in 2019 by the Brazilian Congress, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to fiscal reform remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year as of December 31, 2010. The SELIC rate has increased and decreased since then and, as of June 30, 2019, it was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 7.54% in 2018, 7.30% in 2019, 23.14% in 2020 and 17.78% in 2021. Cumulative inflation in the first six months of 2022, calculated by the same index, was 8.39%. The inflation rates, as measured by the broad consumer price index (Índice de Preços ao Consumidor Amplo), or IPCA, published by IBGE were 1.26% in 2018, 0.01% in 2019, 0.26% in 2020 and 10.06% in 2021. Cumulative inflation in the first six months of 2022, calculated by the same index, was 5.49%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2022, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council (when installed). In addition, we are not required to, among other things:

●	have a majority of independent members on our board of directors;

●	have a compensation committee or a nominating/corporate governance committee of our board of directors; and

●	have regularly scheduled executive sessions with only non-management directors; or have at least one executive session of solely independent directors each year.

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

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

The IOF/Exchange tax rate may be modified by the Brazilian government by decree. The IOF/Exchange tax rate was raised from zero to 6% on October 20, 2009. As of December 1, 2011, certain investments were excluded from the 6% tax and subject instead to a 2% IOF/Exchange tax. In 2009, the IOF/Securities tax was increased from zero to 1.5% on shares issued by a Brazilian company and listed on a Brazilian stock exchange for the purpose of allowing depositary receipts traded outside Brazil to be issued. In 2011, the IOF/Securities tax was increased from zero to 1% on currency-related derivative transactions resulting in an increase of the short position exposure in foreign currency or in a decrease of the long position in foreign currency. Since June 30, 2013, the IOF/Exchange tax and the IOF/Securities tax rates have been zero.

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

Overview

Our legal and commercial name is BrasilAgro—Companhia Brasileira de Propriedades Agrícolas. We are a corporation (sociedade por ações) organized under the laws of Brazil, and were incorporated on September 23, 2005. Our principal offices are located at Avenida Brigadeiro Faria Lima, 1309, 5th floor, São Paulo, SP, 01452-002, Brazil, and our telephone number is +55 11 3035 5350.

We are focused on the acquisition, development and exploration of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops (soybean, corn, sugarcane and others) and cattle raising and sell our developed properties in order to realize capital gains.

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 22 agricultural properties in seven Brazilian states, aggregating 321,007 hectares, of which 216,842 hectares were arable but less than 15% of which were cultivated when acquired and 103,922 hectares were protected by environmental regulation. Since then, four of our agricultural properties were fully sold and six of our agricultural properties were partly sold, representing in the aggregate a total area of 94,908 hectares. As of the date hereof, we hold 294,070 hectares, including 68,601 hectares leased.

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

On February 3, 2021, the Company’s board of directors approved the price per common share of R$22.00 and an increase in the Company’s capital stock in the amount of R$440.0 million, through the issuance of 20,000,000 new common shares of the Company, in connection with the primary and secondary follow-on offering of common shares. The selling shareholder in the offering sold an aggregate of 2,735,355 common shares issued by the Company.

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

From July 1, 2019 until the date hereof, we completed:

●

in September 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,379 hectares of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was approximately R$285.6 million (approximately R$53,100 per arable hectare);

●	in October 2021, we sold an area of 3,723 hectares (2,694 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$589.0 million (approximately R$218,641 per arable hectare);

●	in September 2021, we sold an area of 4,573 hectares (2,859 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The total amount of the sale was 250 soybean bags per arable hectare, or R$130.1 million (approximately R$45,507 per arable hectare);

●	in May 2021, we sold an area of 1,654 hectares (1,250 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 300 soybean bags per arable hectare, or R$67.1 million (approximately R$53,640 per arable hectare);

●	in May 2021, the Subscribing Shareholders exercised their first issue subscription warrants issued by us on March 15, 2006. As a result, our capital stock was increased by R$448,2 million through the issuance of 20,272,707 new common shares, as described above;

●	in May 2021, ISEC Securitizadora S.A., a Brazilian securitization company, issued agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (CRA) in the aggregate amount of R$240.0 million. The CRAs are backed by debentures that were issued by us and are comprised of a single series in the aggregate amount of R$240.0 million. The debentures mature on April 12, 2028 and accrue interest based on the broad consumer price index (Índice de Preços ao Consumidor Amplo) (IPCA), plus 5.36% per year, payable in seven annual installments. Principal is payable in two installments, on April 13, 2027 and April 12, 2028. The debentures are secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia;

●	in February, 2021, we and our subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda. completed the acquisition of 100% of the shares issued by the following companies based in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A. The aggregate amount of the acquisition was R$165.8 million. The acquisition consists of a total area of approximately 9.9 thousand hectares, which are already developed and will be used for grain and sugarcane cultivation. The properties are located in the core region of Bolivia and are suitable for planting second crop;

●	in February 2021, we completed a primary and secondary follow-on offering of our common shares in the aggregate amount of R$440.0 million, with the issuance of 20,000,000 new common shares, as described above;

●	during the 2020/2021 crop year, we developed 6,800 hectares of our 143,355 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in August 2020, we sold an area of 133 arable hectares in the Jatobá farm, located in Jaborandi, in the State of Bahia, for R$3.8 million;

●	in July 2020, we recognized the sale, with a zero profit or loss effect, of an area of 2,160 hectares (1,714 arable hectares) in the Bananal X farm, located in Luís Eduardo Magalhães, in the State of Bahia. The sale agreement was executed on March 22, 2019 for a fixed price of R$28.0 million. On the closing date, we received R$7.5 million, and the remaining balance of R$20.5 million will be paid by the buyer in three annual instalments through 2023;

●	in June 2020, we sold an area of 1,875 hectares (1,500 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 300 soybean bags per arable hectare, or R$45.0 million (approximately R$30,010 per arable hectare);

●	in April 2020, we acquired the Serra Grande farm, located in the municipality of Baixa Grande do Ribeiro, in the State of Piauí. The Serra Grande farm has an area of 4,489 hectares, 2,904 hectares of which are arable to be developed, suitable for the cultivation of grains. The acquisition price was approximately R$25.0 million (R$8,600 per arable hectare);

●	in May 2020, we sold an area of 105 hectares (105 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$11.0 million (approximately R$105,000 per arable hectare);

●	in January 2020, we concluded the merger of Agrifirma into us, which added 28,930 hectares to our property portfolio;

●	in October 2019, we made an investment of US$ 1.0 million in Ag-Fintech Agrofy, or Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers;

●	in October 2019, we sold an area of 85 hectares (65 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$5.5 million (approximately R$84,817 per arable hectare);

●	in August 2019, we sold an area of 1,134 hectares (893 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 302 soybean bags per arable hectare, or R$23.2 million (approximately R$25,961 per arable hectare);

The table below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of September 30, 2022:

Property	Location	Acquisition/Lease Date	Total Area	Arable Area	Project	Ownership
			(ha)	(ha)
Jatobá Farm	Jaborandi/BA	March 2007	13,276	10,208	Grains and Pasture	Owned
Alto Taquari Farm	Alto Taquari/MT	August 2007	1,380	809	Sugarcane	Owned
Araucária Farm	Mineiros/GO	April 2007	5,534	4,051	Sugarcane	Owned
Chaparral Farm	Correntina/BA	November 2007	37,182	26,444	Grains and Cotton	Owned
Nova Buriti Farm	Januaria/MG	December 2007	24,212	17,846	Forest	Owned
Preferência Farm	Barreiras/BA	September 2008	17,799	12,410	Grains and Pasture	Owned
Moroti Farm	Boqueron/ Paraguay	February 2018	59,585	34,053	Grains and Pasture	Owned
Partnership II Farm(1)	Ribeiro Gonçalves/PI	November 2013	7,456	7,456	Grains	Leased
Partnership III Farm(2)	Alto Taquari/MT	May 2015	5,128	5,128	Sugarcane	Leased
Partnership IV Farm(3)	São Raimundo das Mangabeiras/MA	February 2017	15,000	15,000	Sugarcane	Leased
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	10,137	Grains and Sugarcane	Owned
Partnership V Farm(4)	São Félix do Araguáia/MT	August 2018	19,425	19,425	Grains	Leased
Arrojadinho Farm(5)	Jaborandi/BA	January 2020	16,642	11,063	Grains	Owned
Rio do Meio Farm(6)	Jaborandi/BA	January 2020	7,715	5,642	Grains	Owned
Partnership VII Farm(7)	Baixa Grande do Ribeiro/PI	December 2019	6,013	6,013	Grains	Leased
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	2,904	Grains	Owned
Partnership VIII Farm(8)	Santa Cruz / Bolivia	December 2020	1,065	1,065	Grains	Leased
Acres del Sud	Santa Cruz / Bolivia	February 2021	9,875	7,925	Grains and Sugarcane	Owned
Partnership IX Farm(9)	São José do Xingu, MT	June 2022	2,100	2,100	Grains	Leased
Partnership X Farm(10)	São Feliz do Araguaia, MT	June 2022	5,714	5,714	Grains	Leased
Partnership XI Farm(11)	Comodoro/MT	July 2022	6,070	6,070	Grains	Leased
Panamby Farm	Querência/MT	August 2022	10,844	5,379	Grains and Cotton	Owned
Total			294,070	216,842

(1)	We entered into an agricultural exploration partnership with respect to the Partnership II Farm for a term of up to 11 harvest years.

(2)	We entered into an agricultural exploration partnership with respect to the Partnership III Farm with a term valid until March 31, 2026.

(3)	We entered into an agricultural exploration partnership with respect to the Partnership IV Farm for a term of 15 years for planting sugarcane, with an option to renew for another 15 years.

(4)	We entered into an agricultural exploration partnership with respect to the Partnership V Farm for a term of up to 10 years.

(5)	Previously referred to as Partnership VI, the farm was acquired through the Merger of Agrifirma.

(6)	Farm acquired through the Merger of Agrifirma.

(7)	We entered into an agricultural exploration partnership with respect to the Partnership VII Farm for a term of up to 10 years.

(8)	We entered into an agricultural exploration partnership with respect to the Partnership VIII Farm.

(9)	We entered into an agricultural exploration partnership with respect to the Partnership IX Farm.

(10)	We entered into an agricultural exploration partnership with respect to the Partnership X Farm.

(11)	We entered into an agricultural exploration partnership with respect to the Partnership XI Farm.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 to our financial statements for the fiscal year ended June 30, 2022.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2022.

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

The table below shows certain information regarding our agricultural properties as of June 30, 2022:

Property	Location	Acquisition/Lease Date	Total Area	Land and Improvement Cost as of June 30, 2022 (1)	Estimated Fair Market Value as of June 30, 2022 (2)	Appreciation (3)
			(ha)	(R$ millions)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	13,276	29.0	429.7	1,383%
Alto Taquari Farm	Alto Taquari/MT	August 2007	1,380	17.3	30.6	77%
Araucária Farm	Mineiros/GO	April 2007	5,534	46.3	333.4	620%
Chaparral Farm	Correntina/BA	November 2007	37,182	102.3	796.1	678%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	24.3	49.8	105%
Preferência Farm	Barreiras/BA	September 2008	17,799	32.8	136.3	315%
Moroti Farm	Boqueron/ Paraguay	February 2018	59,585	220.8	337.8	53%
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	114.4	464.2	306%
Arrojadinho Farm	Jaborandi/BA	January 2020	16,642	100.5	256.9	156%
Rio do Meio Farm	Jaborandi/BA	January 2020	7,715	79.0	201.9	156%
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	42.1	82.6	96%
Acres del Sud	Santa Cruz/ Bolivia	February 2022	9,875	137.9	189.5	37%
Total			215,255	946.8	3,308.7	249%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.

(2)	Appraisal from independent firm Deloitte Touche Tohmatsu Consultores Ltda.

(3)	Appreciation includes the impact of inflation since the acquisition date.

B.	Business Overview

We are focused on the acquisition, development and exploration of agricultural properties that we believe possess significant potential for cash flow generation and value appreciation. We seek to transform our acquired properties through investments in infrastructure and technologies which permit cultivation of high value-added crops (soybean, corn, sugarcane and other) and cattle raising and sell our developed properties in order to realize capital gains. We are currently involved in several farming activities, including grains and sugarcane production and cattle raising.

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

In Brazil, states and municipalities may also revoke tax benefits and increase the rates of current taxes to increase their revenues.

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

Additionally, as of June 30, 2022, although we did not record material losses or gains in our 2022 financial results directly related to the COVID-19 pandemic, we continue to monitor possible future impacts due to:

●	exchange rate volatility, in connection with derivative operations related to currency operations and operations with commodities that we enter into to guarantee production margins in financial operations. For more information, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

●	volatility in sugar and ethanol prices and the consequent impact on sugarcane demand and prices;

●	changes in the expected sugarcane payment cycle arising from negotiations with our customers; as of June 30, 2022 none of our customers had missed payments; and

●	volatility in other commodity prices.

Our operations in Brazil, Bolivia and Paraguay continue without any material changes. Most of our business operations have not experienced any major disruption.

Agricultural Activities and Products

Independent Production

As of June 30, 2022, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or customers who have substantial bargaining power. Our net revenue was R$1,168.1 million for the year ended June 30, 2022 and R$663.0 million for the year ended June 30, 2021. All of our sales are to customers located in Brazil, Bolivia and Paraguay.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Our agricultural properties are managed by local managers, either on a regional level or for specific properties, depending on the location and size of each property. As of September 30, 2022, we had one director for all of our farms, one production manager for the Maranhão, Piaui and Midwest regions and for the Bolivian farms, one manager at the São José and Partnership IV farms, one manager at the Serra Grande and Partership VII farms, one manager at the Avarandado farms (Partnership II farms), one manager at the Arrojadinho farm, one manager at the Chaparral and Rio do Meio farms, one manager at the Preferência Farm, one manager at the Partnership V farm, one manager at the Araucária, Alto Taquari and Partnership III farms, one manager at the Moroti Farm and one manager at the Acres del Sud Farm.

Leases

As an alternative to independent production, as of June 30, 2022, we had leased 16,606 hectares of our agricultural properties to third parties.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May of each year. During the planting season for our 2021/2022 crop year, we planted 95,951 hectares of grains at our grain farms in Brazil, Bolivia and Paraguay. For the years ended June 30, 2022 and 2021, net revenue from sale of grains accounted for 61.7% and 49.8% of our net revenue, respectively.

All distribution of production from the farms is made through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our customers.

Sugarcane

The sugarcane planting season runs from February to May of each year, and harvest occurs between April and November of each year. On June 30, 2022, we had 28,992 hectares planted with sugarcane at our Araucária, Alto Taquari, São José Farm, Partnership III, Partnership IV and Acres del Sud farms.

 We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, Araucária, and Partnership III farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and is scheduled to expire in 2022/2023. In the year ended June 30, 2022 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. We currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Novonor S.A., is being investigated by the Brazilian Federal Police for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019.

In the table below, we present the aging of the receivables from Brenco, based on contractual terms.

As of June 30, 2022
Falling due:	(in R$ thousands)

Up to 30 days	14,080
30 to 90 days	-
91 to 180 days	-
181 to 360 days	2,706
Total	16,786

On May 8, 2015, we entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of 4,263 hectares until March 31, 2026. The properties are close to Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

We entered into a supply contract with Agro Serra, pursuant to which we currently supply the entirety of our sugarcane production from our Partnership IV farm to them. The term of this supply contract is 15 years, renewable for another 15 years.

For the years ended June 30, 2022 and 2021, net revenue from the sale of sugarcane accounted for 32.4% and 40.0% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our customers’ sugar and ethanol refineries.

Livestock

As of June 30, 2022, we had 21,168 head of cattle distributed over 11,323 hectares of active pasture.

For the years ended June 30, 2022 and 2021, net revenue from livestock sales accounted for 2.7% and 4.4% of our net revenue, respectively.

Cotton

The planting season for cotton runs from September to December of each year, and the harvest occurs between February and May of each year. During the planting season for our 2021/2022 crop year, we planted 4,121 hectares of cotton at our Chaparral farm.

For the years ended June 30, 2022 and 2021, net revenue from the sale of cotton accounted for 2.2% and 4.2% of our net revenue, respectively.

Others

As of June 30, 2022, we had 24,212 hectares of farmland at our Nova Buriti farm. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties we have been facing in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

From July 1, 2019 until the date hereof, we completed:

●

in September 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,379 hectares of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was approximately R$285.6 million (approximately R$53,100 per arable hectare);

●	in October 2021, we sold an area of 3,723 hectares (2,694 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$589.0 million (approximately R$218,641 per arable hectare);

●	in September 2021, we sold an area of 4,573 hectares (2,859 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The total amount of the sale was 250 soybean bags per arable hectare, or R$130.1 million (approximately R$45,507 per arable hectare);

●	in May 2021, we sold an area of 1,654 hectares (1,250 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 300 soybean bags per arable hectare, or R$67.1 million (approximately R$53,640 per arable hectare);

●	in May 2021, the Subscribing Shareholders exercised their first issue subscription warrants issued by us on March 15, 2006. As a result, our capital stock was increased by R$448,2 million through the issuance of 20,272,707 new common shares, as described above;

●	in May 2021, ISEC Securitizadora S.A., a Brazilian securitization company, issued agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (CRA) in the aggregate amount of R$240.0 million. The CRAs are backed by debentures that were issued by us and are comprised of a single series in the aggregate amount of R$240.0 million. The debentures mature on April 12, 2028 and accrue interest based on the broad consumer price index (Índice de Preços ao Consumidor Amplo) (IPCA), plus 5.36% per year, payable in seven annual installments. Principal is payable in two installments, on April 13, 2027 and April 12, 2028. The debentures are secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia;

●	in February, 2021, we and our subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda. completed the acquisition of 100% of the shares issued by the following companies based in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A. The aggregate amount of the acquisition was R$165.8 million. The acquisition consists of a total area of approximately 9.9 thousand hectares, which are already developed and will be used for grain and sugarcane cultivation. The properties are located in the core region of Bolivia and are suitable for planting second crop;

●	in February 2021, we completed a primary and secondary follow-on offering of our common shares in the aggregate amount of R$440.0 million, with the issuance of 20,000,000 new common shares, as described above;

●	during the 2020/2021 crop year, we developed 6,800 hectares of our 143,355 hectares of arable land through the cultivation of soybeans and other value-added crops;

●	in August 2020, we sold an area of 133 arable hectares in the Jatobá farm, located in Jaborandi, in the State of Bahia, for R$3.8 million;

●	in July 2020, we recognized the sale, with a zero profit or loss effect, of an area of 2,160 hectares (1,714 arable hectares) in the Bananal X farm, located in Luís Eduardo Magalhães, in the State of Bahia. The sale agreement was executed on March 22, 2019 for a fixed price of R$28.0 million. On the closing date, we received R$7.5 million, and the remaining balance of R$20.5 million will be paid by the buyer in three annual instalments through 2023;

●	in June 2020, we sold an area of 1,875 hectares (1,500 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 300 soybean bags per arable hectare, or R$45.0 million (approximately R$30,010 per arable hectare);

●	in April 2020, we acquired the Serra Grande farm, located in the municipality of Baixa Grande do Ribeiro, in the State of Piauí. The Serra Grande farm has an area of 4,489 hectares, 2,904 hectares of which are arable to be developed, suitable for the cultivation of grains. The acquisition price was approximately R$25.0 million (R$8,600 per arable hectare);

●	in May 2020, we sold an area of 105 hectares (105 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$11.0 million (approximately R$105,000 per arable hectare);

●	in January 2020, we concluded the merger of Agrifirma into us, which added 28,930 hectares to our property portfolio;

●	in October 2019, we made an investment of US$ 1.0 million in Ag-Fintech Agrofy, or Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers;

●	in October 2019, we sold an area of 85 hectares (65 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$5.5 million (approximately R$84,817 per arable hectare);

●	in August 2019, we sold an area of 1,134 hectares (893 arable hectares) in the Jatobá farm, located in Jaborandi, in the State of Bahia. The total amount of the sale was 302 soybean bags per arable hectare, or R$23.2 million (approximately R$25,961 per arable hectare);

Investment properties

As of June 30, 2022, the net book value of our investment properties was R$1,004.4 million, of which R$741.4 million represented land acquisition costs and R$263.0 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2022 and 2021, gains on farm sales accounted for R$251.5 million and R$53.1 million, respectively.

Agricultural Properties

As of June 30, 2022, we owned 19 agricultural properties, totaling 203,649 hectares of arable land (not including environmental preservation areas in accordance with Brazilian, Bolivian and Paraguayan environmental law), including 60,159 hectares of leased area, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Maranhão, Bahia, Piauí, Bolivia and in Paraguay. During the planting season for our 2021/2022 crop year, we planted 62,626 hectares of soybean, 27,643 hectares of corn (1st and 2nd crops), 28,992 hectares of sugarcane, 28,538 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 5,681 hectares of beans, 4,121 hectares of cotton and 11,323 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, the Partnerships II, III, IV, V, VII and VIII farms.

São José Farm: As of June 30, 2022, the São José farm had an area of 17,566 hectares. The São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. in February 2017 for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

We acquired 17,566 hectares, 10,137 hectares of which are arable and have already been developed, and will be used for the planting of grain crops. The other 7,429 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand per arable hectare).

The agricultural partnership consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The agricultural partnership has a term of 15 years, which may be extended for the same period.

Jatobá Farm: As of June 30, 2022, the Jatobá farm had an area of 13,276 hectares. The Jatobá farm was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

On June 30, 2017, we sold 625 hectares of our Jatobá farm, 500 of which are arable, for a total sale price of R$10.1 million, equivalent to 300 soybean bags per arable hectare. In July 2018, we sold 9,784 hectares of our Jatobá farm, 7,485 of which are arable, for a total sale price of R$164.8 million, equivalent to 285 soybean bags per arable hectare. In June 2019, we sold 3,124 hectares of our Jatobá farm, 2,473 of which are arable, for a total sale price of R$58.1 million, equivalent to 285 soybean bags per arable hectare. In September 2019, we sold 1,134 hectares of our Jatobá farm, 893 of which are arable, for a total sale price of R$23.2 million, equivalent to 302 soybean bags per arable hectare. In June 2020, we sold 1,875 hectares of our Jatobá farm, 1,500 of which are arable, for a total sale price of R$45.0 million, equivalent to 300 soybean bags per arable hectare. In August 2020, we sold 133 arable hectares, for a total sale price of R$3.8 million. In May 2022, we sold 1,654 hectares of our Jatobá farm, 1,250 of which are arable, for R$67.1 million, equivalent to 300 soybean bags per arable hectare.

Alto Taquari Farm: As of June 30, 2022, the Alto Taquari farm had an area of 5,103 hectares. The Alto Taquari farm was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2023. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

On October 7, 2021, we entered into an agreement to sell an area comprised of 3,723 hectares (2,694 arable hectares) in the Alto Taquari Farm. The sale price was R$589.0 million (approximately R$218,641 per arable hectare) or 1,100 soybean bags per arable hectare. Part of such price corresponding to R$16.5 million was paid in October 2021 and an additional payment of R$31.4 million was made in November 2021. The remaining balance is indexed in soybean bags and will be paid in eight annual installments, starting in May 2022. The delivery of the area will occur in two phases, the first occurred in October 2021, consisting of 2,566 hectares (1,537 arable hectares), in the amount of approximately R$336.0 million, and the second will occur in September 2024, consisting of 1,157 arable hectares, in the amount of approximately R$253.0 million. We intend to continue to explore and operate the areas that were sold until completion of each delivery phase.

Considering this sale, the Alto Taquari Farm area in the portfolio is 1,380 hectares (809 arable hectares).

Araucária Farm: As of June 30, 2022, the Araucária farm had an area of 5,534 hectares. The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007, in partnership with Brenco, in the proportion of 75% and 25%, respectively, for the total amount of R$80.0 million. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which our partnership with Brenco was terminated and we remained the sole owners of 9,682 hectares of the Araucária farm, equivalent to R$70.7 million. The property is located in the Municipality of Mineiros, in the State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

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

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which was initially expected to end in 2021/2022, but was extended due to continued sugarcane production. The term of the agreement may be extended automatically for five additional sugarcane cycles.

Chaparral Farm: As of June 30, 2022, the Chaparral farm had an area of 37,182 hectares. The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

Nova Buriti Farm: As of June 30, 2022, the Nova Buriti farm had an area of 24,212 hectares. The Nova Buriti farm was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

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

Preferência Farm: As of June 30, 2022, the Preferência farm had an area of 17,799 hectares. The Preferência farm was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for cattle raising and grain cultivation.

Partnership II – Avarandado Farm: On October 11, 2013, we entered into a rural partnership agreement with respect to Partnership II farm for up to 11 harvests, which is expected to end in June 2024. The Partnership II farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area up to 7,456 hectares, which is suitable for grain crops.

Partnership III – Alto Taquari Partnership Farms: On May 8, 2015, we entered into a rural partnership agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of up to 5,128 hectares until March 31, 2026. The properties are close to the Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

Partnership IV – São José Partnership Farm: On January 11, 2017, we entered into a rural partnership agreement with respect to a property located in the municipalities of São Raimundo das Mangabeiras, in the state of Maranhão (“Partnership IV”), pursuant to which we have the right to operate an area of up to 15,000 hectares. The agricultural partnership is already planted mostly with sugarcane and has a term of 15 years, renewable for another 15 years.

Partnership V – Jataí Partnership Farm: On August 28, 2018, we entered into a rural partnership agreement with respect to a property located in São Felix do Araguaia, in the state of Mato Grosso (“Partnership V”), pursuant to which we have the right to operate an area of up to 19,425 hectares for up to 10 years. In August, 2018, the partnership agreement was amended in order to reduce our right to operate to an area of up to 17,150 hectares for up to 10 years. These areas are mature, with more than five years under production and are suitable for a second crop. In July, 2022, we renewed the partnership of Fazenda Jataí, with a total useful area of 3,440 hectares, located in the municipality of São Felix do Araguaia, state of Mato Grosso, for the cultivation of grains, for a period of six years.

Serra Grande and Partnership VII – Serra Grande Partnership Farm: In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,904 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and will make remaining payments in three equal annual installments.

In addition to the acquisition, the Company has an agricultural partnership in an area of 6,013 hectares of arable and developed land, already planted and operated by the Company (Partnership VII). This area is contiguous to the acquired area, has more than 5 years in average of production and high production potential. Partnership VII has a term up to 12 years, with a call option until 2024.

Partnership VIII – Bolpebra and La Senda Farm: In April 2022, we entered into a rural partnership agreement with respect to properties located in Obispo Santiesteban, in the State of Santa Cruz de La Sierra, in Bolivia (Fazendas Bolpebra and La Senda) (“Partnership VIII”), pursuant to which we have the right to operate an area of up to 1,035 arable hectares for up to six years. The properties are located close to the Acres del Sud Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

Partnership IX – Rio Preto Farm: In May 2022, we entered into a rural partnership agreement with respect to a property located in Porto Alegre do Norte, in the state of Mato Grosso, in Brazil (Fazenda Rio Preto) (“Partnership IX”), pursuant to which we have the right to operate an area of up to 5,714 hectares for up to 12 years. This transaction allows us to make use of the operational structure and team already present in the region of Partnership V and ensure greater property management flexibility.

Partnership X – Nossa Senhora Aparecida Farm: In July 2022, we entered into a rural partnership agreement with respect to a property located in São Felix do Araguaia, in the state of Mato Grosso, in Brazil (Fazenda Nossa Senhora Aparecida) (“Partnership X”), pursuant to which we have the right to operate an area of up to 2,100 hectares for up to six years. This transaction allows us to make use of the operational structure and team already present in the region of Partnership V and ensure greater property management flexibility. These areas are mature, with more than five years under production and are suitable for a second crop.

Partnership XI – São Domingos Farm: In July 2022, we entered into a rural partnership agreement with respect to a property located in Comodoro, in the state of Mato Grosso, in Brazil (Fazenda São Domingos) (“Partnership XI”), pursuant to which we have the right to operate an area of up to 6,070 hectares for up to 12 years.

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

Agrifirma and its subsidiaries (“Agrifirma”) are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as us, we expect the following impacts immediately after the Merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas.

Agrifirma was originally comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L. On September 9, 2020, Agrifirma S.R.L. was dissolved. In addition, I. A. Agro Ltda. and GL Agropecuária Empreendimentos e Participações Ltda. were merged into Agrifirma Bahia Agropecuária Ltda.

Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L.

The completion of the Merger was subject to certain requirements and conditions precedent, which were met on January 27, 2020, following which we obtained control of Agrifirma. The Merger was accounted for pursuant to IFRS 3 – Business Combinations. Please see Note 1.1 to our financial statements for the fiscal year ended June 30, 2022.

Following the Merger, we added 28,930 hectares to our property portfolio, of which 16,642 hectares are on the Arrojadinho Farm, located in Jaborandi, in the State of Bahia. The Arrojadinho farm is suitable for grain production and cattle raising.

During the planting season for our 2021/2022 crop year, we planted 4,367 hectares of grains at the Arrojadinho farm.

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

Agrifirma was originally comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L. On September 9, 2020, Agrifirma S.R.L. was dissolved. In addition, I. A. Agro Ltda. and GL Agropecuária Empreendimentos e Participações Ltda. were merged into Agrifirma Bahia Agropecuária Ltda.

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

Sale of Rio do Meio Farm

On September 20, 2021, we entered into an agreement to sell an area comprised of 4,573 hectares (2,859 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$130.1 million (approximately R$45,507 per arable hectare) or 250 soybean bags per arable hectare, which was divided into seven annual installments, with an advance of R$5.3 million, which was already paid, and the first installment in the amount of R$10.6 million was paid in 2021. The remaining balance will be paid in seven annual installments.

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

On the sale closing date, we received R$7.5 million, and the remaining balance of R$20.5 million will be paid by the buyer in three annual instalments through 2023.

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

Partnership VIII: On December 9, 2020, we entered into a rural use and call option agreement up to October 31, 2021, with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we have the right to operate and purchase an area of 1,057.4528 hectares

Panamby Farm: On September 15, 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,379 hectares of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was approximately R$285.6 million (approximately R$53,100 per arable hectare).

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

Material Agreements

New acquisition – Panamby Farm

On September 15, 2022, we acquired a rural property located in the municipality of Querência, state of Mato Grosso.

The property has an arable area of 5,379 hectares (10,844 hectares of total area), of which 80% are suitable for a second crop. The farm has clay and rainfall levels, and is located at an altitude that, allow cultivation of grains and cotton and is located less than 100 km from paved roads. The farm is located in the Eastern region of the state of Mato Grosso, which is characterized by the high growth of agricultural areas in Brazil, with the advancement of agriculture in pasture areas.

The acquisition value is R$285.6 million (302 soybean bags per arable hectare), which will be paid in two installments, a down payment in the amount of R$140.0 million, paid by the Company in September 2022 and an additional installment to be paid in 2023. This transaction was important for the Company to diversify and expand our presence in the state of Mato Grosso, one of the most important in the production of commodities in the world, and support the growth of our productive area, in addition to real estate gains, with the transformation of pasture areas into agriculture exploration areas.

Lease – Partnership XI

On July 21, 2022, we entered into an agricultural partnership agreement with the owner of São Domingos Farm for the commercial exploration of an arable area of approximately 6,070 hectares, located in the municipality of Comodoro, state of Mato Grosso, and the term of the agreement is 12 (twelve) years. Possession of the farm will be granted in two phases of 3,035 hectares each, the first expected in December 2022 and the second in December 2023.

Lease - Partnership X

On June 11, 2022, we entered into an agricultural partnership agreement with the owner of Nossa Senhora Aparecida Farm to commercially explore an agricultural area of 2,100 hectares, located in the municipality of São Félix do Araguaia, state of Mato Grosso, the farm was named Partnership X (Parceria X) and the agreement has a term of 6 (six) years, started in August 2022. The lessor granted possession of the farm in August 2022, after concluding the intercrop harvesting and the removal of all machinery.

Lease – Partnership IX

On June 1, 2022, we entered into an agricultural partnership agreement with the owner of Rio Preto Farm to commercially explore an agricultural area of 5,714 hectares, located in the municipality of São José do Xingu, state of Mato Grosso, the farm was named Partnership IX (Parceria IX) and the agreement has a term of 12 (twelve) years, started on June 01, 2022.

Sale of Alto Taquari Farm

On September 1, 2021, we entered into an agreement to sell an area of 3,723 hectares (2,694 arable hectares) of the Alto Taquari Farm located in Alto Taquari, state of Mato Grosso. The total amount of the sale is 1,100 soybean bags per arable hectare, or R$591.3 million (R$219,502 per arable hectare). The buyer made an initial payment of R$95.8 million on June 30, 2022. The remaining balance will be paid in eight annual installments.

Sale of Rio do Meio Farm

On September, 2021, we entered into an agreement to sell an area of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm located in the municipality of Correntina, state of Bahia. The total amount of the sale is 250 soybean bags per arable hectare, or R$130.1 million (R$45,507 per arable hectare). The buyer made an initial payment of R$20.3 million on June 30, 2022. The remaining balance will be paid in seven annual installments.

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

Partnership VIII

On December 9, 2020, we entered into a rural use and call option agreement with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we have the right to operate and purchase an area of 1,057.4528 hectares

Agrifirma

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

Agrifirma was originally comprised of its parent company (Agrifirma Agro Ltda.) and four subsidiaries, namely Agrifirma Bahia Agropecuária Ltda., I. A. Agro Ltda., GL Agropecuária Empreendimentos e Participações Ltda. and Agrifirma S.R.L. On September 9, 2020, Agrifirma S.R.L. was dissolved. In addition, I. A. Agro Ltda. and GL Agropecuária Empreendimentos e Participações Ltda. were merged into Agrifirma Bahia Agropecuária Ltda.

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

The unrestricted shares issued for the consideration in connection with the acquisition of Agrifirma’s control are recognized as equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant dividends are recorded under “other liabilities” in the statement of financial position as their final amount may vary due to certain conditions set forth in the Merger Agreement and, for such reason, do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the Agrifirma Warrants are considered potential common shares and as such included in the calculation of diluted earnings per share. See Note 1.1 to our financial statements for the fiscal year ended June 30, 2022.

Serra Grande Farm Acquisition and Partnership VII

In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,904 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was set at R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and the balance will be paid through three equal annual installments.

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

Brenco – Companhia Brasileira de Energia Renovável

 In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2022/2023, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar, or ATR, price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo, or CONSECANA). For the year ended June 30, 2022, net revenue of our sugarcane production to Brenco was R$120.3 million, representing 10.3% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

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

In the year ended June 30, 2022, we delivered a total of 697.0 million tons of sugarcane pursuant to the agreements described above.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by us.

In the year ended June 30, 2022 and as of the date hereof, Brenco has not defaulted on the payment of any receivable. However, we currently run the risk of default by Brenco, our main customer, associated with the fact that its controlling shareholder, Novonor S.A. – Em Recuperação Judicial, is being investigated for corruption in the operation called “Lava Jato” (Car Wash) and the fact that Brenco filed for reorganization bankruptcy in Brazil (recuperação judicial) in May 2019. Novonor’s CEO has been arrested and the company has been facing the following issues: difficulties to access the credit market, decrease in its business activities, early maturity of debts, among others. Therefore, Brenco’ controlling shareholder has been cutting costs, which can adversely affect Brenco, its business and its ability to meet its payments due to us.

Raw Material Acquisition Risks

For the acquisition of farming inputs, our primary risks are foreign-exchange variations, the supply and demand of each input, farming commodity prices and freight prices. Our dependence on imported raw materials is also subject to supply and customs clearance delays. We are also subject to risks regarding the availability of fertilizers, and of the specific varieties of seeds we use, which are affected by weather conditions, among other factors.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of customers who have substantial bargaining power. In the year ended June 30, 2022, four customers represented individually 10% or more of our consolidated revenue, and totaled 57.9% of the total revenue of the Company. Of these four customers, two account for 97.8% of our revenue in the sugarcane segment, and two account for 41.0% of our revenue in the grain/cotton segments. There are no customers in the other segments that account for 10% or more of our revenue in relation to our total revenue. See “Item 3—Key Information—Risk Factors— Substantially all of our revenue is derived from a small number of customers, and, besides that, we currently face a risk of default by our main customer, which may adversely affect our business, financial condition and results of operations.”

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

We have a civil liability insurance policy that covers liability arising from compensation for damages caused to third parties in an amount of up to R$5.0 million. This policy is currently in force and will expire on November 19, 2022. We are negotiating with the insurance company to extend this policy.

We also have a business insurance policy (rural multi-risk) for storage structure (silos) and machinery, which are located at three different farms. This policy provides for different maximum indemnity coverage, depending on the insured event, such as lightning, explosion, electrical damages or windstorm. This policy is currently in force and will expire on April 2, 2023.

We have also a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or other body created by our bylaws or employees that hold a management position to which they have been elected or appointed, provided that such election or appointment has been ratified by competent bodies, as applicable, and that the indemnification shall always be subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$30.0 million, and environmental damages up to R$30.0 million. This policy is currently in force and will expire on February 2, 2023.

We have an insurance policy that covers certain specific machinery (harvesters and planters), as well as the irrigation pivot system at our São José farm.

We also have an insurance policy that covers our headquarters office for fire, lighting and explosion events, as well as electric damage. This policy is currently in force and will expire on July 20, 2023.

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

We also have filed three trademark registration applications for the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” under applications No. 827971575, 827971567 and 827971583. Registration No. 827971567 was approved on April 7, 2020 and will expire on April, 7, 2030. Registration Nos. 827971575 and 827971583 were approved on June 14, 2011 and January 28, 2014, respectively, and will expire on June 14, 2031 and January 28, 2024, respectively.

In addition, we filed three trademark registration applications for the single name “BrasilAgro.” The first one, filed at INPI under No. 829541870 is a service trademark, refers to NCL (9) 35 - marketing, distribution, importation and export of agricultural and livestock products, was approved on November 1, 2011 and expires on November 1, 2022. The second one, filed under No. 829541853, refers to a product trademark, on NCL 31, involving products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables and fresh vegetables, seeds, plants and natural flowers, animal food and malt, was approved on September 20, 2016 and remains in force until September 20, 2026. Finally, the third trademark registration application for the name “BrasilAgro” had the analysis thereof postponed by means of a decision dated June 28, 2011 and is currently halted given that it is pending of evaluation of another prior trademark registration application by the INPI.

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

Environmental Licenses

Environmental licensing is required for activities utilizing environmental resources that are considered potentially pollutant, or those that may in any way cause environmental degradation. Some Brazilian states, Paraguay and Bolivia require licenses for agricultural and animal-raising activities.

The environmental licensing procedure includes authorizations to change land use, water use licenses, licenses for agriculture, animal-raising activities and livestock activities, etc. All of these licenses guarantee that activities are being carried out in compliance with environmental laws and their possible impacts are being mitigated or compensated.

We have or are in the process of obtaining environmental licenses for all of four operations. As of the date of this annual report, we own and manage 188 environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

Protected Areas

All rural properties in Brazil are required by law to maintain legal reserve areas. A legal reserve area is an area of each rural property where deforestation is not allowed and that is necessary for the sustainable use of natural resources, conservation and rehabilitation of ecological processes, conservation of biodiversity and shelter and protection for native fauna and flora. These areas are required in perpetuity and, in some cases, are recorded as such in the real estate registry.

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

Our properties in Brazil and Paraguay have legal reserve areas, and a part of such legal reserves are currently being recorded with applicable government agencies. Additionally, applicable environmental laws require the protection of certain other areas, such as permanent preservation areas.

Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It is only be possible to modify these areas through previous authorization obtained from the competent state environmental agency.

In addition to these areas, there are also areas for environmental compensation, and ecological corridors, which safeguard interconnection of fragments of vegetation, ensuring protection of local biodiversity. Protected areas may not be suppressed and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in applicable regulations.

As of June 30, 2022, 70,060.8 hectares, or approximately 33% of the total area of our properties, consist of protected areas.

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

All of our owned properties are registered or in the process of being registered with CAR. We currently own and manage approximately 101 CARs.

Ownership of Agricultural Land in Brazil by Foreigners

On August 23, 2010, opinion No. LA-01, of August 19, 2010, issued by the Federal Attorney General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital stock of a company that owns land in Brazil. The Federal Attorney General (AGU)’s opinion provides that Brazilian companies controlled by non-Brazilians require prior authorization to purchase agricultural properties and are subject to restrictions, including the following:

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

As of September 30, 2022, approximately 57.3% of our common shares were held by foreigners.

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

In addition, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) declare that the paragraph 1 of article 1 of Law No. 5,709/1971 was not received by the 1988 Federal Constitution and (ii) reverse the opinion of the Federal Attorney General (AGU) of 2010 (Opinion No. LA-01).

In June 2021, Supreme Court Justice Alexandre de Moraes issued an opinion to repeal certain restrictions on the ownership of property by foreigners and reverse the opinion issued by the Federal Attorney General (AGU) in 2010. The proceeding, however, is pending judgment by the Supreme Court. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the Supreme Court.

In August 2021, INCRA issued a notice requesting us to furnish BrasilAgro’s bylaws and other corporate documents to review supporting documentation with respect to certain of our property acquisitions. As of the date hereof, INCRA is still reviewing the documents that we provided, and we are unable to provide an estimate of the timeframe for completion of INCRA’s review.

C.	Organizational Structure

The chart below illustrates our corporate structure as of June 30, 2022. All of our subsidiaries are incorporated in Brazil, Bolivia and Paraguay.

D.	Property, Plants and Equipment

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

Impact of the Ongoing Conflict between Russia and Ukraine

We have been following the developments of the conflict between Russia and Ukraine since February 2022. Although neither our customers nor suppliers reside in such countries, we expect that the price of some agricultural inputs necessary for our operations, such as fertilizers and fuel, will increase due to the impact of such conflict on the global economy and geopolitical instability. The increase of fuel and fertilizer prices, as well as logistical costs resulting from the conflict between Russia and Ukraine may have an adverse effect on our business, financial condition and results of operations.

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment.

The Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019 and decreased 4.1% in 2020. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021 and 2.3% in the first six months of 2022. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo) (IPCA), published by IBGE, was 3.75% in 2018, 4.31% in 2019, 4.52% in 2020 and 10.06% in 2021. Cumulative inflation in the first six months of 2022, calculated by the same index, was 5.49%.

In 2018, the real depreciated by 17.1% against the U.S. dollar, and on December 31, 2018, the real/U.S. dollar exchange rate was R$3.8748. In 2019, the real depreciated by 0.6% against the U.S. dollar, and on December 31, 2019, the real/U.S. dollar exchange rate was R$4.0307. In 2020, the real depreciated by 29.2% against the U.S. dollar, and on December 31, 2020, the real/U.S. dollar exchange rate was R$5.1967. In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the real/U.S dollar exchange rate was R$5.5799. In 2022 (until September 30, 2022), the real appreciated by 3.1% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.4066 per US$1.00 on September 30, 2022. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

Unemployment in Brazil increased from 6.8% in January 2014 to 9.3% in June 2022. International reserves held by the Central Bank decreased from US$376.7 billion as of September 30, 2016 to US$327.6 billion as of September 30, 2022.

In September 2015, Standard& Poor’s started to review the sovereign credit risk rating of Brazil, and downgraded it to a grade below the investment grade and, since then Brazil had been successively downgraded by the three major credit rating agencies worldwide. After the downgrading on September 30, 2015, Standard & Poor’s once more reduced the credit risk rating of Brazil from BB+ to BB and, more recently, on January 11, 2018, it downgraded the sovereign credit risk rating of Brazil from BB to BB- with stable outlook, citing the delay in the approval of tax measures intended to rebalance the government budget. In February 2016, Moody’s downgraded the credit risk rating of Brazil to a grade below the investment grade, to Ba2, with negative outlook, which in April 2018 changed to a stable outlook. In February 2018, Fitch downgraded the sovereign credit risk rating of Brazil to BB negative, which was reaffirmed in August 2018, with a stable outlook, citing structural weaknesses in public finance, high government indebtedness, a poor growth outlook, political environment and issues related to corruption.

In 2020, the COVID-19 pandemic has significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. Actual and potential impacts of the COVID-19 pandemic on the global economy, the economies of certain countries and certain companies has led ratings agencies to review and downgrade the credit ratings of sovereigns and issuers of securities around the world. In May 2020, Fitch downgraded the sovereign credit rating of Brazil to BB- with negative outlook, citing the deterioration of the Brazilian economic environment as a result of political instability and the ongoing COVID-19 pandemic, which was reaffirmed in May 2021. In July 2022, Fitch revised Brazil’s rating outlook to stable from negative. Such revision reflects the better-than-expected evolution of public finances amid successive shocks in recent years since they assigned a negative outlook to Brazil in May 2020. In 2021, Brazil recorded its first primary fiscal surplus since 2013, highlighting revenue outperformance and Brazil’s commitment to withdraw stimulus measures implemented during the COVID-19 pandemic. A potential downgrade of the ratings of Brazil, our ratings, or those of our debt securities could result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity and ability to obtain additional financing under desired terms and conditions.

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2022	2021	2020	Source
Soybean Price (Paranaguá)	(R$/bag)
Closing	194.96	158.12	115.32	Bloomberg
Exchange rate		(R$ per US$ 1.00)
Beginning	5.00	5.37	3.82	Bloomberg
Closing	5.24	5.00	5.48	Bloomberg
Average	5.24	5.39	4.47	Bloomberg
ATR (R$/Kg of ATR)(1)	1.18	0.94	0.68	http://www.udop.com.br
Closing IGP-M (%)(2)	10.70%	35.75%	7.31%	BACEN
IPCA(3)	11.88%	8.35%	2.13%	BACEN
CDI(4)	8.63%	2.26%	4.59%	BACEN
NPK(5) (R$/ton)	4,329.24	2,146.91	1,362.73	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.

(2)	IGP-M is published monthly by FGV.

(3)	IPCA is published monthly by IBGE.

(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).

(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from the sale of (i) grains (comprised of soybean, corn, bean, cotton and sorghum); (ii) sugarcane; (iii) cattle and (iv) other farming products.

Taxes on sales

Taxes on sales vary depending on the product and the market, as follows:

Tax	Direct Export	Sale to Importer/Exporter	Domestic market
ICMS	Not levied	Not levied	Levied
PIS	Not levied	Not levied	Levied
COFINS	Not levied	Not levied	Levied
FUNRURAL	Not levied	Not levied	Levied
FETHAB (MT)	Levied	Levied	Levied

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

Rural Workers Assistance Fund (Fundo do Produtor Rural), or FUNRURAL: Agricultural producers are subject to a tax of 2.3% to 2.85%, levied on total output sold. The FUNRURAL tax is not payable on exports of goods and services, but applies on direct sales to import/export companies located in Brazil.

State Fund for Transport and Housing (Fundo Estadual de Transporte e Habitação), or FETHAB, is a contribution per ton of products (soybean, corn, beans) sold in the State of Mato Grosso, as follows: R$46.75 per ton of soybean, R$13.26 per ton of corn and R$10.61 to R$21.16 per ton of beans (vary according to type of bean).

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

Livestock

In 2016 we began cattle raising operations, which typically consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

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

Income and social contribution-current and deferred taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries Imobiliária Engenho Ltda., Imobiliária Jaborandi Ltda. and Agrifirma Brasil Agropecuária S.A. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. We summarize our significant accounting policies, judgments and estimates in note 3 to our audited consolidated financial statements.

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

Investment properties

The land of rural properties purchased by us is measured at acquisition cost, which does not exceed its net realizable value and is presented in “Non-current assets.” The fair value of the investment properties were obtained through valuation reports of the farms prepared by Company’s experts. The valuation is carried out according to market practices. Certain factors such as location, type of soil, climate of the region, calculation of the improvements, presentation of the elements and calculation of the land value are all taken into account during the valuation process.

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

New standards, amendments and interpretations of standards

The changes in standards described below were issued by the IASB but have not yet become effective for fiscal year 2021 (ended June 30, 2022). Early adoption of standards, although encouraged by IASB, is not allowed in Brazil.

●	Amendment to IAS 16 – Property, plant and equipment: in May 2020, the IASB issued an amendment that prohibits an entity from deducting from the cost of property, plant and equipment the amounts received from the sale of items produced while the asset is being prepared for its intended use. Such related revenues and costs must be recognized in profit or loss for the fiscal year. The effective date for adoption of this amendment is January 1, 2022.

●	Amendment to IAS 37 – Provision, Contingent Liabilities and Contingent Assets: in May 2020, the IASB issued this amendment to clarify that for the purpose of assessing if a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of the other costs related directly to fulfilling the contract. The effective date for adoption of this amendment is January 1, 2022.

●	Amendment to IFRS 3 – Business Combination: issued in May 2020, with the aim of substituting the references of the former conceptual framework. The amendment to IFRS 3 became effective on January 1, 2022.

●	Annual improvements – 2018-2020 cycle: in May 2020, the IASB issued the following amendments as part of the annual improvement process, effective as from January 1, 2022:

(i) IFRS 9 – Financial Instruments: clarifies that fees must be included in the 10% test for the write-off of financial liabilities.

(ii) IFRS 16 – Leases: amendment to example 13 to exclude the example of payments of the lessor related to improvements to the property leased.

(iii) IFRS 1 – First-time Adoption of International Financial Reporting Standards: simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, regarding the measurement of the accrued amount of exchange variation.

(iv) IAS 41 – Biological Assets: removes the requirement to exclude cash flows from taxation when measuring fair value of biological assets and agricultural products, thereby aligning the requirements for measurement of fair value under IAS 41 with other IFRS standards.

●	Amendment to IAS 1 – Presentation of Financial Statements: issued in May 2020, with the purpose of clarifying that liabilities are no longer classified as current or non-current, depending on the rights existing at the end of the period. The classification is not affected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or breach of a covenant). The amendments also clarify the meaning of “settlement” of a liability under IAS 1. The amendments to IAS 1 will become effective as from January 1, 2023.

●	Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies: in February 2021, the IASB issued a new amendment to IAS 1 regarding the disclosure of “material” accounting policies instead of “significant” accounting policies. The amendments define the meaning of "information on material accounting policy" and explain how to identify such information. It also clarifies that the disclosure of immaterial information on accounting policy is not mandatory, but if disclosed, must not obscure significant accounting information. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidelines about how to apply the concept of materiality to accounting policy disclosures. This amendment will become effective as from January 1, 2023.

●	Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: the amendment issued in February 2021 clarifies how entities must distinguish the changes in accounting policies from changes in accounting estimates, since changes in accounting estimates are applied prospectively to future transactions and other future events, while changes in accounting policies are generally applied retrospectively to previous transactions and other prior events, as well as to the current period. This amendment will become effective as from January 1, 2023.

●	Amendment to IAS 12 – Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred taxes on transactions that, upon initial recognition, result in equal amounts of taxable and deductible temporary differences. This normally applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and refurbishing obligations, for example, and require the recognition of additional deferred tax assets and liabilities. This amendment will become effective as from January 1, 2023.

There are no other IFRS standards or IFRIC interpretations that have not become effective that could have a significant impact on the Company’s financial statements.

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

Recent Developments

Amendment to Our Bylaws – Statutory Audit Committee

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

Sale of Rio do Meio Farm

On September 20, 2021, we entered into an agreement to sell an area of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm located in the municipality of Correntina, state of Bahia. The total amount of the sale is 250 soybean bags per arable hectare, or R$130.1 million (R$45,507 per arable hectare). The buyer made an initial payment of R$20.3 million on June 30, 2022. The remaining balance will be paid in seven annual installments.

Sale of Alto Taquari IV Farm

On September 1, 2021, we entered into an agreement to sell an area of 3,723 hectares (2,694 arable hectares) of the Alto Taquari Farm located in Alto Taquari, state of Mato Grosso. The total amount of the sale is 1,100 soybean bags per arable hectare, or R$589.0 million (approximately R$218,641 per arable hectare). The buyer made an initial payment of R$95.8 million on June 30, 2022. The remaining balance will be paid in eight annual installments.

Lease – Partnership IX

On June 1, 2022, we entered into an agricultural partnership agreement with the owner of Rio Preto Farm to commercially explore an agricultural area of 5,714 hectares, located in the municipality of São José do Xingu, state of Mato Grosso, the farm was named Partnership IX (Parceria IX) and the agreement has a term of 12 years, started on June 1, 2022.

Lease - Partnership X

On June 11, 2022, we entered into an agricultural partnership agreement with the owner of Nossa Senhora Aparecida Farm to commercially explore an agricultural area of 2,100 hectares, located in the municipality of São Félix do Araguaia, state of Mato Grosso, the farm was named Partnership X (Parceria X) and the agreement has a term of six years, started in August 2022. The lessor granted possession of the farm in August 2022, after concluding the intercrop harvesting and the removal of all machinery.

Lease – Partnership XI

On July 21, 2022, we entered into an agricultural partnership agreement with the owner of São Domingos Farm for the commercial exploration of an arable area of approximately 6,070 hectares, located in the municipality of Comodoro, state of Mato Grosso, and the term of the agreement is 12 years. Possession of the farm will be granted in two phases of 3,035 hectares each, the first of which is expected in December 2022 and the second of which is expected in December 2023.

New acquisition – Panamby Farm

On September 15, 2022, we acquired a rural property located in the municipality of Querência, state of Mato Grosso. The property has an arable area of 5,379 hectares (10,844 hectares of total area), of which 80% are suitable for a second crop. The farm has clay and rainfall levels, and is located at an altitude that, allow cultivation of grains and cotton and is located less than 100 km from paved roads. The farm is located in the Eastern region of the state of Mato Grosso, which is characterized by the high growth of agricultural areas in Brazil, with the advancement of agriculture in pasture areas.

The acquisition value is R$285.6 million (302 soybean bags per arable hectare), which will be paid in two installments, a down payment in the amount of R$140.0 million, paid by the Company in September 2022 and an additional installment to be paid in 2023. This transaction was important for the Company to diversify and expand our presence in the state of Mato Grosso, one of the most important in the production of commodities in the world, and support the growth of our productive area, in addition to real estate gains, with the transformation of pasture areas into agriculture exploration areas.

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

	Year Ended June 30, 2022
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	1,168,137	6,450	720,883	25,242	378,919	31,507	5,136	-
Gain from sale of farm	251,534	251,534	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	549,764	-	313,944	7,122	227,717	968	13	-
Reversal of provision for agricultural products after harvest	(50,822)	-	(49,244)	(1,576)	-	-	(2)	-
Cost of sales	(1,142,688)	(4,536)	(720,236)	(24,967)	(352,519)	(27,948)	(12,482)	-
Gross profit (loss)	775,925	253,448	265,347	5,821	254,117	4,527	(7,335)	-

Operating income (expenses)
Selling expenses	(43,578)	-	(33,359)	(794)	(1,260)	(970)	(7,195)	-
General and administrative expenses	(55,968)	-	-	-	-	-	-	(55,968)
Other operating income	13,829	-	-	-	-	-	-	13,829
Equity pickup	(31)	-	-	-	-	-	-	(31)
Operating income (loss)	690,177	253,448	231,988	5,027	252,857	3,557	(14,530)	(42,170)

Net financial income
Financial income	955,783	356,337	423,883	17,490	11,363	3,054	-	143,656
Financial expenses	(1,008,643)	(324,297)	(497,102)	(25,924)	(8,127)	(2,746)	-	(150,447)
Income (loss) before taxes	637,317	285,488	158,769	(3,407)	256,093	3,865	(14,530)	(48,961)

Income and social contribution taxes	(117,217)	(18,277)	(53,981)	1,158	(87,072)	(1,314)	4,940	37,329

Net income (loss) for the year	520,100	267,211	104,788	(2,249)	169,021	2,551	(9,590)	(11,632)

	Year Ended June 30, 2021
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	662,952	11,365	330,417	27,771	264,978	28,966	(545)	—
Gain from sale of farm	53,097	53,097	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	527,348	—	348,307	30,051	142,302	10,234	(3,546)	—
Reversal of provision for agricultural products after harvest	(22,728)	—	(22,728)	—	—	—	—	—
Cost of sales	(729,145)	(1,874)	(431,126)	(37,082)	(231,543)	(25,596)	(1,924)	—
Gross profit (loss)	491,524	62,588	224,870	20,740	175,737	13,604	(6,015)	—

Operating income (expenses)
Selling expenses	(27,951)	(491)	(26,073)	(289)	(563)	(535)	—	—
General and administrative expenses	(46,852)	—	—	—	—	—	—	(46,852)
Other operating income	(22,613)	—	—	—	—	—	—	(22,613)
Equity pickup	11	—	—	—	—	—	—	11
Operating income (loss)	394,119	62,097	198,797	20,451	175,174	13,069	(6,015)	(69,454)

Net financial income
Financial income	849,623	269,001	524,696	3,253	3,406	4,113	—	45,154
Financial expenses	(945,611)	(233,339)	(601,953)	(7,431)	(8,929)	(7,273)	—	(86,686)
Income (loss) before taxes	298,131	97,759	121,540	16,273	169,651	9,909	(6,015)	(110,986)

Income and social contribution taxes	19,515	(10,762)	(41,324)	(5,533)	(57,681)	(3,369)	2,045	136,139

Net income (loss) for the year	317,646	86,997	80,216	10,740	111,970	6,540	(3,970)	25,153

	Year Ended June 30, 2020
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	487,568	14,680	233,413	13,052	192,942	32,674	807	—
Gain from sale of farm	61,420	61,420	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	160,371	—	86,373	1,373	75,861	(1,298)	(1,938)	—
Reversal of provision for agricultural products after harvest	(4,153)	—	(4,153)	—	—	—	—	—
Cost of sales	(483,813)	(4,876)	(245,805)	(13,529)	(184,811)	(32,436)	(2,356)	—
Gross profit (loss)	221,393	71,224	69,828	896	83,992	(1,060)	(3,487)	—

Operating income (expenses)
Selling expenses	(14,300)	3,731	(16,247)	(282)	(1,136)	(366)	—	—
General and administrative expenses	(43,890)	—	—	—	—	—	—	(43,890)
Other operating income	1,231	—	—	—	—	—	—	1,231
Equity pickup	(150)	—	—	—	—	—	—	(150)
Operating income (loss)	164,284	74,955	53,581	614	82,856	(1,426)	(3,487)	(42,809)

Net financial income
Financial income	375,413	146,161	11,325	886	—	—	23,053	193,988
Financial expenses	(406,168)	(133,795)	(39,362)	(3,651)	(4,828)	(1,532)	(43,175)	(179,825)
Income (loss) before taxes	133,529	87,321	25,544	(2,151)	78,028	(2,958)	(23,609)	(28,646)

Income and social contribution taxes	(13,975)	(6,722)	(8,685)	731	(26,530)	1,006	8,027	18,198

Net income (loss) for the year	119,554	80,599	16,859	(1,420)	51,498	(1,952)	(15,582)	(10,448)

The table below shows a summary of our statement of operations for the years indicated.

	2022	2021	2020
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	1,168,137	662,952	487,568
Gain on sale of farms	251,534	53,097	61,420
Changes in fair value of biological assets and agricultural products	549,764	527,348	160,371
Adjustments to net realizable value of agricultural products after harvest, net	(50,822)	(22,728)	(4,153)
Cost of sales	(1,142,688)	(729,145)	(483,813)
Gross profit	775,925	491,524	221,393
Selling expenses	(43,578)	(27,951)	(14,300)
General and administrative expenses	(55,968)	(46,852)	(43,890)
Other operating income (expenses) net	13,829	(22,613)	1,231
Share of (loss) profit of a joint venture	(31)	(11)	(150)
Operating income (loss)	690,177	394,119	164,284
Financial income	955,783	849,623	375,413
Financial expenses	(1,008,643)	(945,611)	(406,168)
Financial (expense) income, net	(52,860)	(95,988)	(30,755)
Profit before income and social contribution taxes	637,317	298,131	133,529
Income and social contribution taxes	(117,217)	(19,515)	(13,975)
Net Profit for the year	520,100	317,646	119,554
Profit attributable to equity holders of the parent	520,100	317,646	119,554
Issued shares at the fiscal year end	102,377,008	102,377,008	62,104,301
Basic earnings per share	5.26	4.56	2.11
Diluted earnings per share	5.23	4.45	2.09

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

Net revenue

Net revenue increased R$505.1 million from R$663.0 million for the year ended June 30, 2021 to R$1,168.1 million for the year ended June 30, 2022. This increase was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$113.9 million from R$265.0 million (reflecting sales of 2,026,640 tons at an average price of R$130.75 per ton) for the year ended June 30, 2021 to R$378.9 million (reflecting sales of 1,997,307 tons at an average price of R$189.72 per ton) for the year ended June 30, 2022. This represents an increase of 43% over the previous year, mainly resulting from the increase in average per-ton sugarcane sales price, which was partially offset by a decrease in sales volume. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold.

ii.	Revenue from grain sales: revenue from grain sales increased R$390.5 million from R$330.4 million for the year ended June 30, 2021 (reflecting sales of 280,878 tons at an average price of R$1,176.4 per ton) to R$720.9 million for the year ended June 30, 2022 (reflecting sales of 356,547 tons at an average price of R$2,019 per ton). This represented an increase of 118% over the previous year resulting from increases in soybean and corn sales, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$364.3 million from R$235.8 million (reflecting sales of 137,581 tons at an average price of R$1,713.64 per ton) for the year ended June 30, 2021 to R$600.1 million (reflecting sales of 235,918 tons at an average price of R$2,542 per ton) for the year ended June 30, 2022. This represents an increase of 155% over the previous year resulting mainly from the increase in commodity prices.

●	Revenue from corn sales: revenue from corn sales increased R$31.7 million from R$77.0 million (reflecting sales of 139,485 tons at an average price of R$552.09 per ton) for the year ended June 30, 2021 to R$108.7 million (reflecting sales of 116,676 tons at an average price of R$931 per ton) for the year ended June 30, 2022. This represents an increase of 41% over the previous year, which was a result of the increase in the number of hectares planted, as well as an increase in the corn sales price.

iii.	Revenue from cattle sales: cattle-raising revenue increased by R$2.5 million from R$29.0 million (related to the sale of 9,685 head of cattle at R$7.91 per kilo) for the year ended June 30, 2021 to R$31.5 million (related to the sale of 8,451 head of cattle at R$9.76 per kilo) for the year ended June 30, 2022. The decrease in the volume sold is due to the stage of maturity of the herd in 2022, with fewer heads of cattle in the point of sale during the year ended June 30, 2022.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2022	2021	2022	2021	2022	2021
Grain	95,051	89,571	348,322	282.420	720,883	330,417
Sugarcane	28,992	27,831	2,116,890	2,248,492	378,919	264,978

Gain on sale of farms

For the year ended June 30, 2022, the gain on sale of farms was R$251.5 million, including the sale of 2,566 hectares (1,537 arable hectares) of the Alto Taquari Farm, and R$132.0 million from the sale of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm. In the first fiscal quarter of the 2021/2022 fiscal year, we recorded R$8.4 million from the sale of the Jatobá Farm, and the effect of the variable consideration paid in connection with such sale, which corresponded to 133.0 additional hectares upon delivery. Sales of farms reached R$461.6 million in 2022, due to recognitions of R$329.7 million from the sale of the Alto Taquari Farm, and R$132.0 million from the sale of the Rio do Meio Farm.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products increased R$22.5 million from a gain of R$527.4 million for the year ended June 30, 2021 to a gain of R$549.8 million for the year ended June 30, 2022. This variation resulted mainly from the increase in the fair value of biological assets and agricultural products of sugarcane, which increased R$85.4 million from a gain of R$142.3 million for the year ended June 30, 2021 to a gain of R$227.7 million for the year ended June 30, 2022. Such variation was a result of the increase in ethanol prices.

Adjustments to net realizable value of agricultural products after harvest

We recognized an impairment of net realizable value of agricultural products after harvest of R$22.7 million for the year ended June 30, 2021. For the year ended June 30, 2022, we recognized an impairment of net realizable value of agricultural products after harvest of R$50.8 million. Such variation resulted from the decrease in the corn and soybean prices from the harvest time to the end of the fiscal year.

Cost of sales

Cost of sales increased R$413.6 million from R$729.1 million for the year ended June 30, 2021, to R$1,142.7 million for the year ended June 30, 2022.

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$258.7 million. Our average cost per ton of soybean sold increased 3.8% from R$2,413.92 per ton (corresponding to 137,581 tons at a total cost of R$332.1 million) for the year ended June 30, 2021 to R$2,504 per ton (corresponding to 235,918 tons at a total cost of R$590.8 million) for the year ended June 30, 2022, mainly due to an increase in the commodity price and in the volume sold.

ii.	Cost of corn sold: the cost of corn sold decreased by R$32.8 million. Our average cost per ton of corn sold increased 69.6% from R$562.5 per ton (corresponding to 139,485 tons at a total cost of R$78.5 million) for the year ended June 30, 2021 to R$953.9 per ton (corresponding to 116,676 tons at a total cost of R$111.3 million) for the year ended June 30, 2022, mainly due to an increase in the commodity price and an increase in the volume sold.

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$121.0 million. Our average cost per ton of sugarcane sold increased 53.9% from R$114.72 per ton (corresponding to 2,018,393 tons at a total cost of R$231.5 million) for the year ended June 30, 2021 to R$176.5 per ton (corresponding to 1,997,307 tons at a total cost of R$352.5 million) for the year ended June 30, 2022, mainly due to an increase in the sugarcane market price, which was partially offset by a decrease in the volume sold.

Gross profit

For the reasons mentioned above, our gross profit for the year ended June 30, 2022 was R$775.9 million, representing an increase of R$284.4 million, compared to R$491.5 million for the year ended June 30, 2021.

Selling expenses

Selling expenses increased by R$15.6 million from R$28.0 million for the year ended June 30, 2021 to R$43.6 million for the year ended June 30, 2022. The increase of 55.7% in relation to the previous year is mainly due to: (i) an increase in freight expenses, in the amount of R$7.2 million, due to higher volumes sold, higher gas prices, and the start of our operations in Bolivia. (ii) an increase in the fees and commissions paid, mainly relating to commissions paid on the sale of the Alto Taquari Farm.

General and administrative expenses

General and administrative expenses increased R$9.1 million from R$46.9 million for the year ended June 30, 2021 to R$56.0 million for the year ended June 30, 2022. The increase of 19.4% over the previous year, is mainly due to: (i) a growth of expenses with personnel, in the amount of R$6.9 million, which is explained by (a) bonus payments higher than the provisioned amount; and (b) salary increases of 8.5% due to annual collective bargaining agreements entered into by our employees; (ii) higher travel expenses, with the return of travel after a period of stricter travel restrictions during the COVID-19 pandemic; (iii) an increase in other expenses, in the amount of R$1.2 million, due to (a) the increase of expenses with listing and bookkeeping costs; (b) publication of the financial statements in full, which did not occur in the previous year due to exemptions under Brazilian laws and regulations, and (c) expenses with civil liability insurance (D&O) indexed to the U.S. dollar.

Other operating income (expenses), net

Other operating expenses, net, decreased R$8.8 million from R$22.6 million for the year ended June 30, 2021 to R$13.8 million for the year ended June 30, 2022. The decrease was primarily due to: (i) revenue compensation from the contractual losses and costs related to commercial contracts resulting from the crop failures in Paraguay; and (ii) the variation and the value of subscription warrants issued upon the absorption of Agrifirma, together with the variation of the Company’s share prices that were used as a reference to issue such warrants.

Equity pickup

For the year ended June 30, 2022 we recorded a loss of R$0.03 million compared to a gain of R$0.01 million for the year ended June 30, 2021.

Financial income (expenses), net

Financial income increased R$106.2 million from R$849.6 million for the year ended June 30, 2021 to R$955.8 million for the year ended June 30, 2022 and financial expenses increased R$63.0 million from R$945.6 million for the year ended June 30, 2021 to R$1,008.6 million for the year ended June 30, 2022. The variation in financial income (expenses), net is mainly attributable to:

i.	The increase of the SELIC interest rate and inflation, which had an effect of R$37.8 million on our indebtedness, which is indexed as follows: (i) 34% to inflation; (ii) 50% to the CDI and; (iii) 26% to fixed rates.

ii.	The remeasurement of fair value, in the amount of R$14.2 million in 2022, shows the variation in the amount to be received from the sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms, fixed in soybean bags, and the variation of Consecana’s price in the lease agreement for the Parceria IV farm.

iii.	The result from derivatives, in the amount of R$65.7 million, which reflects the commodities hedge operations results and the impact of the exchange rate variation of the Brazilian real against the U.S. dollar, which was partially indexed to the U.S. dollar to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$117.2 million for the year ended June 30, 2022 and of R$19.5 million for the year ended June 30, 2021. Current income and social contribution tax expenses increased from R$31.0 million for the year ended June 30, 2021 to R$41.0 million for the year ended June 30, 2022. Deferred income and social contribution tax expenses increased from R$50.5 million for the year ended June 30, 2021 to R$76.2 million for the year ended June 30, 2022.

Profit for the year

As a result of the above, profit for the year ended June 30, 2022 increased to R$520.1 million, compared to R$317.6 million for the year ended June 30, 2021.

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

Net revenue

Net revenue increased R$175.4 million from R$487.6 million for the year ended June 30, 2020 to R$663.0 million for the year ended June 30, 2021. This increase was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$72.0 million from R$192.9 million (reflecting sales of 2,062,354 tons at an average price of R$93.55 per ton) for the year ended June 30, 2020 to R$265.0 million (reflecting sales of 2,026,640 tons at an average price of R$130.75 per ton) for the year ended June 30, 2021. This represents an increase of 37.3% over the previous year, mainly resulting from the increase in average per-ton sugarcane sales price, which was partially offset by a decrease in sales volume. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS per ton of harvested sugarcane, from R$0.672 per kg in 2020 to R$0.937 per kg in 2021.

ii.	Revenue from grain sales: revenue from grain sales increased R$97.0 million from R$233.4 million for the year ended June 30, 2020 (reflecting sales of 252,386 tons at an average price of R$1,081.3 per ton) to R$330.4 million for the year ended June 30, 2021 (reflecting sales of 280,878 tons at an average price of R$1,176.4 per ton). This represented an increase of 41.6% over the previous year resulting from increases in soybean and corn sales, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$40.6 million from R$195.2 million (reflecting sales of 166,145 tons at an average price of R$1,174.92 per ton) for the year ended June 30, 2020 to R$235.8 million (reflecting sales of 137,581 tons at an average price of R$1,713.64 per ton) for the year ended June 30, 2021. This represents an increase of 20.8% over the previous year resulting mainly from the increase in commodity prices.

●	Revenue from corn sales: revenue from corn sales increased R$42.0 million from R$35.0 million (reflecting sales of 84,686 tons at an average price of R$413.60 per ton) for the year ended June 30, 2020 to R$77.0 million (reflecting sales of 139,485 tons at an average price of R$552.09 per ton) for the year ended June 30, 2021. This represents an increase of 118.7% over the previous year, which was a result of the increase in the number of hectares planted, including the production volume increase from the acquisition of farms in Bolivia in the beginning of 2021 as well as an increase in the corn sales price.

iii.	Revenue from cattle sales: cattle-raising revenue decreased by R$3.7 million from R$32.7 million (related to the sale of 15,159 head of cattle at R$5.72 per kilo) for the year ended June 30, 2020 to R$29.0 million (related to the sale of 9,685 head of cattle at R$7.91 per kilo) for the year ended June 30, 2021. The decrease in the volume sold is due to the stage of maturity of the herd in 2021, with fewer heads of cattle in the point of sale during the year ended June 30, 2021.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2021	2020	2021	2020	2021	2020
Grain	89,571	81,905	282.420	252,386	330.417	233,413
Sugarcane	27,831	29,169	2,248,492	2,236,328	264.978	192,942

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

Selling expenses

Selling expenses increased by R$13.7 million from R$14.3 million for the year ended June 30, 2020 to R$28.0 million for the year ended June 30, 2021. The increase of R$13.7 million was mainly due to a gain related to the reversal of allowance for expected credit losses in 2020, arising from the acquisition of Agrifirma, an increase in commissions and selling expenses related to a higher volume of agricultural products sold, and an increase in freight and storage expenses, from R$14.5 million in the year ended June 30, 2020 to R$24.7 million in the year ended June 30, 2021, due to the opening of a silo plant at the Araucária Farm and the higher cost of processing storage in the Xingu region. Selling expenses were also affected by the soybean crop failures in Paraguay, which led the Company to incur commercial fines in the amount of R$4.5 million for the year ended June 30, 2021.

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

Equity pickup

For the year ended June 30, 2021 we recorded a gain of R$0.01 million compared to an expense of R$0.2 million for the year ended June 30, 2020.

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

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$19.5 million for the year ended June 30, 2021 and of R$(14.0) million for the year ended June 30, 2020. Current income and social contribution tax expenses increased from R$10.5 million for the year ended June 30, 2020 to R$31.0 million for the year ended June 30, 2021. Deferred income and social contribution tax expenses increased from R$(3.5) million for the year ended June 30, 2020 to R$50.5 million for the year ended June 30, 2021.

Profit for the year

As a result of the above, profit for the year ended June 30, 2021 increased to R$317.6 million, compared to R$119.6 million for the year ended June 30, 2020.

B.	Liquidity and Capital Resources

As of June 30, 2022, we held R$435.5 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, approximately R$24.3 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

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

The investments made in the fiscal year ended June 30, 2022 totaled R$121.2 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

Cash Flows

Our cash flow generation from operating activities may vary from period to period depending on fluctuations in our sales and service revenue, costs of goods sold, acquisition of agricultural properties, developing of such properties for cultivation and operating income (expenses) and may also vary within such periods as a result of seasonality. Operating activities primarily refer to revenue generated from the sale of grains, sugarcane and sale of farms.

Investing activities primarily refer to the acquisition of machines, re-modeling, construction and investments in sugarcane cultivation.

Financing activities primarily refer to loans and credit facilities, principally from development banks, for the development of new projects and the purchase of machines and equipment.

The table below presents our cash flows for the periods indicated (*).

	Year ended June 30,
	2022	2021 (*)	2020 (*)
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows from operating activities	205,178	117,400	60,389
Net cash flows used in investment activities	(89,729)	(180,177)	(20,660)
Net cash flows from (used in) financing activities	(737,800)	954,857	18,451
Net change in cash and cash equivalents	(622,351)	892,080	58,180

(*)	The Company revised the cash flow statements and related disclosures for the years ended June 30, 2021 and 2020 for comparative purposes to reflect the immaterial change in the classification of cash inflows and outflows as detailed in Note 3.26 of the Consolidated Financial Statements.

Years ended June 30, 2022 and 2021

Operating activities: Net cash generated from operating activities was R$205.2 million for the year ended June 30, 2022, compared to R$117.4 million for the year ended June 30, 2021. This increase was primarily due to: (i) an increase in net profit for the year in the amount of R$202.5 million; (ii) adjustments to reconcile profit for the year in the amount of R$549.8 million related to the adjustment to the fair value of biological assets and unrealized agricultural products in the year ended June 30, 2022, compared to the amount of R$527.3 million in the year ended June 30, 2021; (iii) adjustments to reconcile profit for the year in the amount of R$31.6 million related to the variation in the fair value of accounts receivable from the sale of farms, compared to the amount of R$124.7 million for the year ended June 30, 2021; and (iv) an increase in the amount of R$25.7 million in cash flow from customers in the year ended June 30, 2022, due to increased profitability and improvement in sales prices, with a positive impact on accounts receivable of customers and amounts receivable from sales of farms, compared to an increase of R$127.4 million in the year ended June 30, 2021.

Investing activities: Net cash used in investing activities was R$89.7 million for the year ended June 30, 2022, compared to net cash used in investment activities of R$180.2 million for the year ended June 30, 2021. This variation resulted mainly from the acquisition of entities under common control in Bolivia.

Financing activities: Net cash used in financing activities was R$737.8 million for the year ended June 30, 2022 compared to net cash from financing activities of R$954.9 million for the year ended June 30, 2021. This decrease was mainly due to: (i) new loans in the aggregate amount of R$60.4 million in 2022, compared to new loans of R$488.2 million in 2021; and (ii) an increase in dividends paid in 2022, of R$460.0 million, compared to R$42.0 million paid in 2021, which was offset by a decrease in repayment of loans and financing, of R$296.6 million in 2022, compared to R$345.8 million in 2021.

Years ended June 30, 2021 and 2020

Operating activities: Net cash generated from operating activities was R$117.4 million for the year ended June 30, 2021 compared to R$60.4 million for the year ended June 30, 2020. This increase was primarily due to: (i) an increase in net profit for the year in the amount of R$198.1 million; and (ii) an increase in cash generated from changes in working capital in the amount of R$228.9 million, mainly due to decreases in biological assets, trade accounts receivables and other receivables, which increased cash generated in the amounts of R$230.7 million, R$76.7 million and R$52.8 million, respectively, and was partially offset by an increase in inventories in the amount of R$111.7 million and a decrease in income tax and social contribution in the amount of R$28.2 million, which decreased cash generated; which were offset by adjustments to reconcile net profit for the year in the amount of R$339.0 million, mainly due to changes in fair value of biological assets and agricultural products in the amount of R$367.0 million.

Investing activities: Net cash used in investing activities was R$180.2 million for the year ended June 30, 2021 compared to net cash from investment activities of R$20.7 million for the year ended June 30, 2020. This variation resulted mainly from the acquisition of entities under common control in Bolivia.

Financing activities: Net cash from financing activities was R$954.9 million for the year ended June 30, 2021 compared to net cash from financing activities of R$18.5 million for the year ended June 30, 2020. This increase was mainly due to: (i) new loans in the aggregate amount of R$488.2 million in 2021, compared to new loans of R$301,0 million in 2020; (ii) a decrease in dividends paid in 2021 of R$42.0 million compared to R$50 paid in 2020; and (iii) a capital contribution of R$871.0 million as a result of the exercise of warrants by our founders in the amount of R$448.2 million and the proceeds from the primary offering of common shares, for an amount of R$440.0 million in gross proceeds to us from the primary offering. This increase was offset by an increase in the payment of loans and financing in an aggregate amount of R$345.8 million in 2021 in relation to loans entered into to finance the 2021 harvest and sugarcane investments compared to R$144.0 million paid in 2020.

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and leases) was R$453.0 million as of June 30, 2022, compared to R$663.2 million as of June 30, 2021. Our short-term indebtedness as of June 30, 2022, amounted to R$123.4 million, compared to R$322.0 million as of June 30, 2021. Our long- term indebtedness as of June 30, 2022, was R$329.6 million, compared to R$341.1 million on June 30, 2021. Of the total indebtedness outstanding as of June 30, 2022, 72.8% consisted of long-term debt, compared to 51.4% as of June 30, 2021.

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

In addition, on May 25, 2018, 142,200 first issue debentures were subscribed and paid-in, not convertible into shares, in two series, for private placement totaling R$142.2 million, of which R$85.2 million in the first series and R$57.0 million in the second series. The debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio). The first series, which is subject to interest corresponding to 106.5% of the DI Rate, matured on August 1, 2022, and the second series, which is subject to interest corresponding to 110.0% of the DI Rate, will mature on July 31, 2023. The second series of debentures are secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia.

In May 2021, ISEC Securitizadora S.A., a Brazilian securitization company, issued agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (CRA) in the aggregate amount of R$240.0 million. The CRAs are backed by debentures that were issued by us and are comprised of a single series in the aggregate amount of R$240.0 million. The debentures mature on April 12, 2028 and accrue interest based on the broad consumer price index (Índice de Preços ao Consumidor Amplo) (IPCA), plus 5.36% per year, payable in seven annual installments. Principal is payable in two installments, on April 13, 2027 and April 12, 2028. The debentures are secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia.

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investment properties. Failure by us to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2022 and as of the date of this annual report, we were in compliance with these covenants.

All loans and financing agreements listed below are in reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank – BNB) that directly or indirectly grant those loans.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2022.

		Annual interest rates and charges - %
	Index	2022	2021	2022	2021
Financing for agricultural costs
	Fixed rate + CDI	1.80%+100%	1.80%+100%	-	40,561
	Fixed rate	3.24%	3.24%	-	8,055
	Fixed rate	4.26%		6,106	-
	Fixed rate	6.30%	6.30%	-	111,59
	Fixed rate	6.34%	6.34%	1,493	2,436
	Fixed rate	3.50%	3.50%	-	3,078
	Fixed rate	7.64%	7.64%	7,930	9,779
	Fixed rate	4.91%	4.91%	-	25,716
	Fixed rate	9.85%	-	4,147	-
				19,676	201,215
Financing for agricultural costs (USD)
	Fixed rate	7.39%	7.00%	-	2,564
	Fixed rate	3.66%	-	16,760	-
				16,760	2,564
Financing for agricultural costs (Paraguayan guarani)
	Fixed rate	9.60%	8.00%	16,628	-
	Fixed rate	9.50%	8.25%	6,815	18,101
	Fixed rate	8.75%	9.50%	9,206	8,191
				32,649	26,292
Bahia Project Financing
	Fixed rate	3.50%	3.50%	9,661	10,373
	Fixed rate		-		-
	Fixed rate		-		-
				9,661	10,373
Financing of working capital
	Fixed rate + CDI	4.40% +100%	-	10,840	-
				10,840	-
Financing of working capital (EUR)
	Fixed rate + CDI	1.32% +100%	1.32%+100%	-	23,23
				-	23,23
Financing of Machinery and Equipment – FINAME
	Fixed rate	-		-
		-		-
Financing of sugarcane		-		-
	Fixed rate	6.76%	6.76%	1,230	1,963
	Fixed rate	6.34%	6.34%	32,694	31,879
	Fixed rate	3.76%	3.76%	-	28,15
		-		33,924	61,992
Debentures
	CDI	106.50%	106.50%	30,897	58,045
	CDI	110.00%	110.00%	31,096	43,717
	Fixed rate + IPCA	5.37% +100%	5.37%+100%	274,396	244,565
				336,389	346,327
(-) Transaction costs				(6,858)	(8,812)
				453,041	663,181
Current				123,411	322,046
Non-current				329,630	341,135

Changes in loans and financing during the year ended June 30, 2022 as follows:

	2021	Contracting	Payment of Principal	Payment of Interest	Appropriation of Interest	Foreign Exchange Variation	Total as of June 30, 2022

Agricultural Cost Financing (reais)	201,215	10,000	(180,929)	(18,767)	8,157	-	19,676
Agricultural Cost Financing (Paraguayan guarani)	28,856	32,282	(11,032)	(3,856)	3,626	(467)	49,409
Bahia Project Financing	10,373	-	(912)	(141)	341	-	9,661
Working Capital Financing	23,230	-	(24,421)	(325)	142	1,374	0
Financing of Machinery and Equipment – FINAME	-	9,971	-	-	109	760	10,840
Sugarcane Financing	61,992	8,183	(36,610)	(2,527)	2,886	-	33,924
Debentures	346,327	-	(42,651)	(16,081)	48,794	-	336,389
Transaction costs	(8,812)	-	-	-	1,954	-	(6,858)
	663,181	60,436	(296,555)	(41,697)	66,009	1,667	453,041

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2022 were R$61.1 million, of which R$ 1.2 million is related to land acquisition, R$50.1 million is related to construction in progress, mostly for the clearance of areas, and R$9.8 million is related to the opening and preparation of areas for cultivation and buildings and for improvements of the farm facilities.

All of our capital expenditures to date have been made as planned and according to the normal course of our operations. Our capital expenditures have not had any material impact from the COVID-19 pandemic.

Contractual Obligations

The following table summarizes the material sales contracts for future delivery with certain of our customers:

Consolidated
Culture	Delivery date	Quantity	Contracts	Unit	Coin	Price
Crop 2021/22
Cotton in Pluma	Jul/22-Nov/22	2,920	6	Ton	US$	2,060.80
Soy	Jan/22-Aug/22	678,690	22	Scs	R$	173.58
Soy	Jan/22-Jun/22	1,023,701	21	Scs	US$	29.51
Corn	Aug/22	476	2	Ton	US$	232.53
Corn	Jan/22-Oct/22	1,062,057	20	Scs	R$	69.30
Sugarcane	Apr/22-Dec/22	879,957	1	Ton	R$	**

Consolidated
Culture	Delivery date	Quantity	Contracts	Unit	Coin	Price
Crop 2021/22
Cotton in Pluma	Jul/22-Nov/22	2,92	6	Ton	US$	2,060.80
Soy	Jan/22-Aug/22	678,69	22	Scs	R$	173.58
Soy	Jan/22-Jun/22	1,023,701	21	Scs	US$	29.51
Corn	Aug/22	476	2	Ton	US$	232.53
Corn	Jan/22-Oct/22	1,062,057	20	Scs	R$	69.30
Sugarcane	Apr/22-Dec/22	879,957	1	Ton	R$	**

**	The price applied in sugarcane sales varies according to the Consecana price of the month invoiced.

With respect to sugarcane contracts denominated in Brazilian reais, we are committed to delivering 1,250,000 tons, but if productivity exceeds this amount, we expect to sell and deliver the surplus to the same customer.

The following table summarizes our material contractual obligations and commitments as of June 30, 2022:

			Maturities per period
					Three to
	Book	Contractual	Less than	One to	Five	More than
	Value	Value	One Year	Two Years	Years	Five Years
			(in R$ thousands)
Trade accounts payable	80,426	80,426	80,426	-	-	-
Derivative financial instruments	39,336	39,336	34,064	2,878	2,394	-
Loans, financing and debentures(1)	453,041	648,267	137,919	48,666	323,929	137,753
Lease payables	137,434	247,412	35,801	59,130	64,473	88,008
Transactions with related parties(2)	7,472	7,472	-	7,472	-	-
Other liabilities	41,248	41,248	28,846	-	-	12,402

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2022. See “Indebtedness and Cash and Cash Equivalents.”

(2)	See “Item 7—B. Related Party Transactions.”

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

Equity

Our total equity amounted to R$2,216.0 million as of June 30, 2022 and R$2,182.6 million as of June 30, 2021.

On February 3, 2021, the Company’s board of directors approved the price per common share of R$22.00 and an increase in the Company’s capital stock in the amount of R$440.0 million, through the issuance of 20,000,000 new common shares of the Company, in connection with the primary and secondary follow-on offering of common shares. The selling shareholder in the offering sold an aggregate of 2,735,355 common shares issued by the Company.

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

According to a report released in September 2021 by the United States Department of Agriculture (“USDA”), the soybean global production is forecasted at a record 384.4 million tons for the 2021/22 crop year, and Brazil’s production estimate was raised to a record 144.0 million tons. As of September 2021, Brazilian soybean producers have already sold almost 39.5% of expected production at higher prices due to the weaker Brazilian real and stronger Chinese demand.

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

For a description of the effects of the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine on our results of operations, see “—Operating Results—Impact of the COVID-19 Pandemic” and “—Operating Results—Impact of the Ongoing Conflict between Russia and Ukraine.”

E.	Critical Accounting Estimates

For information with respect to critical accounting estimates, see note 4 to our financial statements.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

Our board of directors is responsible for establishing our overall business plan, guidelines and policies, including our long-term strategy, and for overseeing our performance. Our board of directors is also responsible for the supervision of our executive officers.

Pursuant to our bylaws, our board of directors consists of a minimum of five and a maximum of nine members. Election of our directors is made at annual shareholders’ meetings. As of the date of this annual report, five of our directors, namely Eduardo Elsztain, Alejandro G. Elsztain, Saul Zang, Carlos María Blousson and Alejandro Casaretto were nominated by our controlling shareholder Cresud. The members of our board are elected at the shareholders’ meeting for a term of approximately two years, reelection being permitted. A director must remain in office until replaced by a successor unless resolved otherwise at the shareholders’ meeting or by the board of directors.

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

Brazilian corporate law and CVM Resolution No. 70/2022 allow the adoption of a cumulative vote process by the request of shareholders representing a minimum of 5% of our capital stock. Brazilian corporate law allows minority shareholders that, individually or as a group, hold at least 15% of our common shares to appoint one director, by means of a separate vote. Brazilian corporate law does not allow for the election of a member to our board of directors, unless waived by our shareholders, if that person is an employee or senior manager of one of our competitors or has an interest conflicting with ours.

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 27, 2021, and whose terms will expire at our annual shareholders’ meeting for the approval of our financial statements for the fiscal year to end on June 30, 2023. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 27, 2021	62
Alejandro G. Elsztain	Director	October 27, 2021	56
Saul Zang	Director	October 27, 2021	76
Isaac Selim Sutton	Independent Director**	October 27, 2021	61
Carlos María Blousson	Director	October 27, 2021	59
Alejandro Casaretto	Director	October 27, 2021	70
Efraim Horn	Independent Director**	October 27, 2021	42
Eliane Aleixo Lustosa de Andrade	Independent Director**	October 27, 2021	59
Isabella Saboya de Albuquerque	Independent Director**	October 27, 2021	52

*	Ms. Carolina Zang and Mr. Gastón Armando Lernoud were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of a vacancy in the position of a Non-Independent member of the Board of Directors. Mr. Ricardo de Santos Freitas was elected to the position of first alternate member of our Board of Directors, in the exclusive case of vacancy of the position of Mr. Issac Selim Sutton and Mr. Efraim Horn, Independent Members of our Board of Directors, and Ms. Janine Meira Souza Koppe was elected to the position of first alternate member of our Board of Directors, in the exclusive case of vacancy of the position of Ms. Eliane Aleixo Lustosa de Andrade and Ms. Isabella Saboya de Albuquerque, Independent Members of our Board of Directors.

**	Independent director as defined under the Novo Mercado regulations.

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of Cresud S.A.C.I.F. y A., IRSA Inversiones y Representaciones S.A., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Assets Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice-President of the World Jewish Congress.

Alejandro G. Elsztain. Mr. Alejandro G. Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School in June 1999. He currently serves as Vice-President II of Cresud S.A.C.I.F. y A., IRSA Inversiones y Representaciones S.A., and Vice-President of Fibesa S.A., Nuevas Fronteras S.A. and Hoteles Argentinos S.A.U. He is also the president of Fundación Hillel Argentina.

Saul Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman I of Cresud S.A.C.I.F. y A., IRSA Inversiones y Representaciones S.A., Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

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

Carlos María Blousson. Mr. Blousson obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has been the Chief Sales Officer of Cresud S.A.C.I.F. y A. since 1996. Prior to joining Cresud S.A.C.I.F. y A., he worked as a futures and options operator at Vanexva Bursátil – Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has served as a technical manager, farm manager, and technical coordinator at Cresud S.A.C.I.F. y A.’s technical manager, farm manager, and technical coordinator since 1975. He has been a member of Cresud S.A.C.I.F. y A.’s Board of Directors since 2008.

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

Board Committees

Pursuant to our bylaws, our board of directors shall elect among its members three directors to compose the Compensation Committee and a minimum of three and a maximum of four directors to compose the Executive Committee. Our board of directors shall also elect three members to compose the Audit Committee, of which at least two must be members of the Board of Directors and at least one must have recognized experience in corporate accounting matters. In addition to these three statutory committees, our board of directors may establish other technical or advisory committees for a specific purpose and with specific duties, which members may or may not include our directors or executive officers. Our board of directors shall establish the rules applicable to these committees, including rules on their composition, term of office, compensation and operation. Such committees are advisory and non-deliberative in nature. The following advisory committees are currently established and active:

Compensation Committee

The Compensation Committee was established on March 1, 2012, and is composed of the following members of our board of directors, all elected on October 27, 2021 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2023: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. In accordance with our bylaws, the Compensation Committee performs consultative assistance to the Board of Directors, including with respect to the determination of the compensation and benefits to be received by our directors and executive officers. Its activities include (i) submitting proposals to the Board of Directors with respect to director and executive officer compensation, (ii) advising the Board of Directors with respect to the granting of stock options or subscription warrants to our officers and employees, and (iii) advising the Board of Directors with respect to profit sharing plans involving our executive officers and employees.

Executive Committee

The Executive Committee was established on December 13, 2011, and is composed of the following members of our board of directors, all elected on October 27, 2021 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2023: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. In accordance with our bylaws, the Executive Committee performs consultative assistance to the Board of Directors with respect to its role as a supervisory body, advising the Board of Directors on, or periodically reviewing, certain strategic or financial aspects of our business. Its activities include (A) advising the Board of Directors with respect to (i) our business plan, (ii) changes to our authorized capital, (iii) strategic initiatives, our growth plan and investment initiatives and (iv) any investments or dispositions over R$700 thousand; (B) reviewing annually (i) our financing initiatives, including with respect to our securities, (ii) the financial implications of our financing strategy and (iii) our dividend policy; and (C) reviewing and supervising periodically (i) the necessary financing for investments or activities in excess of R$700 thousand and (ii) our accessing of the capital markets.

Executive Officers

Pursuant to our bylaws, we must have two to six executive officers who may or may not be shareholders. Our executive officers are elected by our board of directors. We currently have two executive officers, who hold the following titles: chief executive officer, and chief financial officer and investor relations officer. Our executive officers are elected for a one-year term with the possibility of reelection, and they are required to remain in office until the election of their successors. Under Novo Mercado regulation, our executive officers are also required to sign an agreement to comply with the rules of the Novo Mercado prior to taking office.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief Executive Officer	November 3, 2021	November 3, 2022	48
Gustavo Javier Lopez	Chief Financial Officer and Investor Relations Officer	November 3, 2021	November 3, 2022	55

Below is a brief biographical description of our executive officers:

André Guillaumon. Mr. Guillaumon holds a bachelor’s degree in Agricultural Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo in Piracicaba, Brazil. In 1996, he began his career at Fertibrás S.A., where he worked directly in preparing and implementing fertilizer production and sales strategies. Mr. Guillaumon also represented Fertibrás S.A. in technical forums, such as the 25th International Fertilizer Management Seminar (Chicago, USA) and at the Fertilizer Quality Commission (ANDA). Mr. Guillaumon joined our Company in August 2007 as our Chief operating officer. He became our Chief executive officer in August 2016.

Gustavo Javier Lopez. Mr. Lopez joined Cresud in 1999 as budget manager. Since 2004, he has served as budget manager of IRSA. Prior to joining IRSA, Mr. Lopez also worked for the Argentine company Estancias Unidas del Sud as its budget analyst and as accountant for Loma Negra. He received an accounting degree from the Universidad de Buenos Aires. Mr. Lopez joined our Company in 2005 as our Chief administrative officer. He became our Chief financial officer and Investor relations officer in August 2016.

Agreements with our Directors and Executive Officers

We are not party to any agreement or obligations involving the members of our board of directors and our executive officers.

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, the chairman of our board of directors, and Alejandro G. Elsztain, a member of our board of directors, are brothers.

Saul Zang, who is a member of our board of directors, is Carolina Zang’s father, an alternate member of our Board of Directors.

B.	Compensation

Pursuant to our bylaws, the total amount of compensation paid to the members of our board of directors, fiscal council (when installed), statutory audit committee, and executive officers, in the aggregate, is set annually at the general shareholders’ meeting. Our directors, pursuant to the recommendation of the compensation committee, allocate the aggregate compensation among our executive officers and directors. Although our executive officers and board of directors are entitled to fixed compensation and a bonus depending on individual and company performance, the compensation of the fiscal council (when installed) and audit committee members is fixed. The bonus is paid to our executive officers and directors based on the achievement of certain individual and company targets.

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the fiscal year ended June 30, 2022 was R$14.2 million, comprised of a fixed amount of R$4.2 million, a bonus paid to our executive officers and members of our board of directors in the amount of R$8.2 million and R$1.7 million as share-based compensation paid to our executive officers pursuant to our Long Term Incentive Plan based on Shares. The bonus to the board of directors was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2022 fiscal year was R$0.3 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Our stock option plan was approved on October 29, 2008 for the benefit of the directors, executive officers and selected employees of our Company and our directly and indirectly controlled entities, and is limited to (2%) of our capital stock, including all outstanding stock options (vested and unvested). Our board of directors manages our stock option plan and grants stock options subject to the limits and restrictions of applicable regulation, our by-laws and the guidelines set forth in the shareholders’ meeting that approved it. Our board of directors approved our first grant of stock options under the plan on August 11, 2010, with options with an exercise price of R$8.97 per share, which vested on August 11, 2012 and may be exercised within three years thereafter. Our board of directors approved our second grant of stock options under the plan on July 3, 2012, with options with an exercise price of R$8.25 per share, which vested on July 3, 2012 and may be exercised within five years thereafter. Our board of directors approved our third grant of stock options under the plan on September 4, 2012, with options with an exercise price of R$8.52 per share, which vested on September 4, 2014, and may be exercised within three years thereafter. No stock options have been granted since September 5, 2012. In August 2015, our executive officers exercised stock options granted in the first tranche representing 233,689 shares of our capital stock, which were delivered to them in October 2015. In September 2017, our executive officers exercised stock options representing 218,108 shares of our capital stock, representing the remaining stock options granted from the first, second and third tranches, which were delivered to them on October 2017. As of June 30, 2022, no additional stock options had been exercised under either the second or third tranches. We do not expect to grant any further stock options under our stock option plan.

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

The Long-Term Stock-Based Incentive Program No. 2, or Program No. 2, was established under the Plan and was duly approved at the Board of Directors meeting held on May 6, 2021. Program No. 2 was approved with the purpose of establishing a share bonus to the participants of the program to: (i) stimulate the expansion, success and achievement of the Company’s objectives; (ii) encourage participants to contribute substantially to the Company’s success; (iii) align the interests of the Company’s shareholders with those of the participants; (iv) provide the Company with a competitive differential in relation to the market with respect to variable compensation; and (v) encourage the retention of key executives and key employees of the Company. The shares to be granted under Program No. 2 will only be delivered to the elected participants if and as long as the key performance indicators (KPIs), the time limits and other conditions described in the program. The maximum potential number of shares that each participant received varied depending on the dividends declared by the Company during the vesting period of Program No. 2, the position held by each participant and other applicable conditions. The vesting period of Program No. 2 started on July 1, 2020 and will end on June 30, 2023.

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

Fiscal Council

Under Brazilian corporate law, the Conselho Fiscal, or fiscal council (when installed), is a corporate body independent of our management and our independent auditors. Its primary responsibilities are monitoring management activities, reviewing our financial statements, and reporting its findings to our shareholders.

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

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Fabiano Nunes Ferrari	Fiscal Council member	October 27, 2022	October 27, 2023
Ivan Luvisotto Alexandre	Fiscal Council member	October 27, 2022	October 27, 2023
Geraldo Affonso Ferreira Filho	Fiscal Council member	October 27, 2022	October 27, 2023
Maurício Bispo de Souza Dantonio	Fiscal Council alternate member	October 27, 2022	October 27, 2023
Marcos Paulo Passoni	Fiscal Council alternate member	October 27, 2022	October 27, 2023
Ariane Cristina Vilalta	Fiscal Council alternate member	October 27, 2022	October 27, 2023

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

Ariane Cristina Vilalta. Ms. Vilalta holds a Law degree from University Paulista and a specialist degree in Labor Law from the Catholic University of São Paulo. She is an associate lawyer at the law firm Suchodolski Advogados, practicing in the Litigation and Labor areas.

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees.”

Statutory Audit Committee

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

After the statutory audit committee has been created and installed and becomes functional, the Company intends to continue to have a fiscal council, but the Company intends to no longer rely on the fiscal council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 and intends to rely instead on the statutory audit committee for the purpose of complying with, and availing itself of the exemptions provided by, Rule 10A-3 under the Exchange Act.

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
Location	2022	2021	2020
Head Offices/São Paulo	91	87	83
Araucária Farm	11	13	10
Alto Taquari Farm (and Partnership III Farm)	12	13	10
Chaparral Farm	37	46	33
Nova Buriti Farm	2	2	2
Jatobá Farm	11	11	31
Preferência Farm	24	26	19
Partnership II	8	9	8
Partnership V	44	42	27
São José Farm (and Partnership IV Farm)	50	44	96
Arrojadinho Farm	20	15	6
Serra Grande Farm (and Partnership VII Farm)	8	8	4
AgriMAQ	31	25	—
Total	350	341	329

	As of June 30,
Location	2022	2021	2020
Head Offices/São Paulo	91	87	83
Goiás	23	26	—
Mato Grosso	60	42	47
Bahia	107	123	89
Piauí	16	17	12
Maranhão	50	44	96
Minas Gerais	2	2	2
Total	350	341	329

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2022.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Feb. 1, 2023
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2023
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2023
Preferência	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Mar. 1, 2023
Partnership II	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Under negotiation
Araucária	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	May 1, 2023
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	May 1, 2023
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	May 1, 2023
Nova Buriti	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	May 1, 2023
Partnership V	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	May 1, 2023

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of our fiscal council as of September 30, 2022.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
André Guillaumon	223,729	*
Gustavo Javier Lopez	34,124	*
Directors
Eduardo S. Elsztain (1)	39,772,612	38.85
Alejandro G. Elsztain	189,400	*
Saul Zang	100	*
Isaac Selim Sutton	100	*
Carlos María Blousson	—	—
Alejandro Casaretto	—	—
Isabella Saboya
Efraim Horn	—	—
Eliane Aleixo
Fiscal Council Members
Fabiano Nunes Ferrari	—	—
Ivan Luvisotto Alexandre	—	—
Geraldo Affonso Ferreira Filho	—	—

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our fiscal council and audit committee do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2022.

Shareholder	Number of Common Shares	Percentage (%)
Cresud(1)	39,159,930	38.25
Cresud	39,158,930	38.25
Agro Managers(2)	1,000	0.01
Charles River Capital(3)	7,723,868	7.54
Elie Horn/Cape Town(4)	6,072,969	5.93
Cape Town LLC	5,131,519	5.01
Elie Horn	941,45	0.92
Directors and Executive Officers (other than Mr. Eduardo Elsztain)	433,353	0.42
Treasury	3,571,179	3.49
Others	40,283,190	39.35
Total	102,377,008	100.00

(1)	As of September 30, 2022, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which, in turn, holds 16.76% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 12.87% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our Board of Directors and the Board of Directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.

(2)	Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)	Consolidated position of the funds managed by Charles River Capital.

(4)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

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

As of September 30, 2022, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 22.91% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.09% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

On November 18, 2021, Monteiro Aranha S.A. and other funds under the management of Charles River Capital disclosed that their ownership decreased by less than 10% of the Company’s outstanding shares. The common outstanding shares of the Company owned by the funds managed by Charles River Capital reached 9,547,578 shares, equivalent to a 9.33% ownership.

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

ADRs

On September 30, 2022, we had 25,524,985 shares representing ADRs, which were held in the United States by one holder of record.

B.	Related Party Transactions

We adhere to the corporate governance practices recommended and required under applicable law, including under the rules and regulations of the Novo Mercado and the B3 and Brazilian corporate law.

Decisions regarding transactions entered into among us or our affiliates, on the one hand, and related parties, as defined by the CVM Deliberation No. 642/2010, on the other hand, shall be made in accordance with our bylaws, our policy on related party transaction (enacted at the Board of Directors meeting held on September 1, 2022) and applicable law. Our policy on related party transactions provides that in the first thirty days of each fiscal year, all persons to whom the policy is applicable must provide a statement to our compliance office informing all individuals and legal entities that may be considered related parties. In addition, our compliance office must classify each and all transactions with related parties, sending them to the competent management office, specifying the amount involved and considering the following: (i) our executive officers are responsible for approving any transaction with related parties in an amount lower than R$5.0 million, individually or in a series of related transactions carried out in a period of twelve months; (ii) after consulting with our Audit Committee, our Board of Directors is responsible for approving any transaction with related parties representing an amount equal to or greater than R$5.0 million, individually or in a series of related transactions carried out in a period of twelve months; and (iii) our shareholders are responsible for approving any transaction with related parties representing an amount equal to or greater than 50% of the value of the Company’s total assets included in the last approved financial statements.

We, our shareholders, our directors and officers, and the members of our fiscal council (when installed) and audit committee are required to submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the B3, the provisions of Brazilian corporate law, our bylaws, the rules of the National Monetary Council (Conselho Monetário Nacional), or CMN, and the Central Bank, the regulations of the Securities Commission (Comissão de Valores Mobiliários), or CVM, and the B3 and other rules generally applicable to the Brazilian capital markets. Any such dispute should be settled by arbitration by the B3 Arbitration Chamber.

According to Chapter 12 of this rule, the parties may consent to agree to use another arbitration chamber or forum to resolve their disputes.

Investment in Agrofy

In October 2019, we made an investment of US$1.0 million in Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers. As of June 30, 2022, Cresud, our controlling shareholder, held a 17.7% stake in the share capital of Agrofy.

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

As of June 30, 2022, Moroti owned 59,585 hectares of which 34,053 were arable.

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

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2022, we were defendants in 72 pending legal and administrative proceedings, of which 16 are environmental proceedings, 9 are labor proceedings, 44 are tax proceedings, and 3 are civil proceedings. Also, as of June 30, 2022, we were plaintiffs in 20 pending legal and administrative proceedings, of which 3 are environmental proceedings, 5 are tax proceedings and 12 are civil proceedings.

As of June 30, 2022, we had total provisions of R$1.1 million for probable losses, including R$0.3 million for labor proceedings, R$0.3 million for tax proceedings and R$0.5 million for environmental proceedings. We believe that our provisions for contingencies are sufficient for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

We do not expect probable losses to result from our civil proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2022, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$0.5 million).

Legal proceedings in Israel

As of the date of this annual report, IRSA no longer owns any capital stock of IDB Development Corporation Ltd. (“IDBD”), while Cresud has an investment in Discount Investment Corporation Ltd. (“DIC”) that amounts to 2,062,000 of shares.

Legal proceedings relating to the IDBD liquidation and the receivership over DIC shares

On September 25, 2020, a Court in Israel passed a judgment pursuant to which an order was awarded for the opening of proceedings against IDBD as well as an order for its liquidation. Pursuant to the judgment, a trustee was appointed to IDBD, and thereafter the Court appointed receivers for the DIC shares constituting approximately 82% of the issued share capital of DIC. As part of the receivership process, a group of purchasers led by Mega Or Ltd. purchased approximately 82% of the DIC-issued share capital (after such purchase was approved by the Court on November 20, 2020). Therefore, on November 23, 2020, all officers that were appointed by Dolphin Netherlands B.V. (“Dolphin BV”) resigned from their positions in DIC and its subsidiaries.

Litigation filed by IDBD against Dolphin Netherlands B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin BV and IRSA to a District Court in Tel- Aviv Jaffa. The amount claimed by IDBD is NIS 70 million, claiming that Dolphin BV and IRSA breached a purported legally binding commitment to transfer to IDBD an installment of NIS 70 million on September 2, 2020.

On December 24, 2020, and upon the insolvency’s court approval, IDBD’s trustee filed a motion to dismiss the claim, while keeping the right, as IDBD’s trustee, to file a new claim, inter alia, in the same matter, after conducting an inquiry concerning the reasons for IDBD’s insolvency.

On December 24, 2020, the Court issued a judgment to dismiss the claim, as requested by one of the parties.

On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021, IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

IRSA has not been formally notified of the lawsuit and, with the information currently available, its Manageent and legal advisors consider that there are legal arguments for an eventual defense.

Class action against IDBD, Dolphin IL and Eduardo Elsztain regarding the sale of DIC

On October 3, 2018, a motion was initiated by an applicant alleging to hold shares in DIC, against IDBD, Dolphin IL, and Mr. Eduardo Elsztain seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Concentration Law and the applicant is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million. In addition, and following its liquidation process, IDBD was removed from the claim by the applicant.

Since the motion was initiated, and as of the date of this Annual Report, the following milestones of the proceedings have taken place:

On March 3, 2019, a response to the motion initiated by the applicant was submitted by the respondents.

On March 4, 2019, the court decided to grant the Attorney General a 45 day in which to decide whether he would be taking part of the proceedings.

On June 26, 2019, the Attorney General’s stance was submitted, announcing that he will be taking part in the proceedings. In addition, the Attorney General noted that due to the threshold arguments awaiting a ruling from the court, at this stage, he will not be his position on the proceedings.

On July 2, 2019, the court ruled that, in the event that the Attorney General chooses to submit his position to the court, he must do so in writing and no later than August 8, 2019.

On July 17, 2019, the applicant submitted an evidential disclosure request.

On September 23, 2019, the respondents submitted a motion deemed resistance to the evidential disclosure request, and on December 15, 2019, the applicant submitted his response to the Respondent´s motion.

On December 31, 2019, the court decided that, in order to rule on the evidential disclosure request, it must first rule on existing threshold arguments request. Therefore, the court set a schedule in which the parties must submit their stance regarding the threshold arguments.

On January 20, 2020, the respondents submitted a notice regarding their threshold arguments, and on February 10, 2020, the applicant submitted his stance regarding the respondents notice.

On March 18, 2020, the Attorney General submitted a notice pursuant to which he informed that he will not be taking a stance regarding the threshold arguments.

On May 12, 2020, the respondents submitted their response to the applicant’s response to their notice regarding the threshold arguments.

On August 10, 2020, the court held a hearing with the parties regarding the threshold arguments.

On November 30, 2020, the court ruled that the motion should not be dismissed, and that all claims of the parties are maintained. In addition, the court further ruled that as long as the controversial matter concerns the violation of the Concentration Law, the respondents are correct in claiming that the applicant, who holds Second Layer Company shares, is not eligible to file a motion under the Concentration Law.

On January 19, 2021, the applicant filed an amended evidential disclosure request (the “Amended Request”). On February 11, 2021, the respondents submitted a response to the Amended Request denying the applicant's claims, and, on February 18, 2021, the applicant submitted his response. On April 9, 2021, the court denied the Amended Request ruling that the applicant must pay the respondents’ request expenses in the amount of NIS 6,500.

On November 4 and 24, 2021, two evidence hearings were held pursuant to cross-examining the expert appointed on behalf of the applicant and the applicant himself.

On May 29, 2022, a third evidence hearing was held on the motion pursuant to which the witnesses, on behalf of the respondents, were cross-examined.

On June 14, 2022, the court approved the settlement agreed by the Parties, pursuant to which the applicant would be submitting his closing arguments no later than November 1, 2022, with the respondents submitting their closing arguments no later than February 28, 2023.

Class action against DIC and Mr. Eduardo Elsztain and other directors of IRSA regarding exit of the DIC’s share from indexes

On October 2, 2018, DIC was served with an action and a motion to approve that action as class action, which had been filed with the District Court of Tel Aviv-Yafo against the DIC, Mr. Eduardo Elsztain, and against additional directors and officers serving in DIC, in connection with the exit of DIC’s share on February 1, 2018 from the TA90 and TA 125 indexes of the TASE, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date alleging to have held DIC’s shares prior to February 1, 2018 and thereafter. The Court is requested, inter alia, to approve the action as a class action and to charge the respondents with compensating the members of the company according to the damage caused estimated at approximately NIS 17.6 million.

On April 10, 2021, a preliminary hearing was held on the applicant's request to receive documents of the independent committee of IDBD that was established as part of the centralization transaction. The disclosure of these documents was approved by the court in the past, but the documents were not given to the applicant after a trustee was appointed for IDBD and the documents were not in the control of the respondents (and they could not hand them to the applicant). IDBD’s trustee attended the preliminary hearing and claimed that he cannot hand over the documents until his investigation in connection with the centralization transaction is completed.

Therefore, the court ruled that IDBD's trustee shall hand over the documents to the applicant and the respondents by September 2022, assuming that the investigation will be concluded by then. As to the date of this Annual Report, the documents have not been delivered to the applicant.

In addition, and notwithstanding the above, two evidence hearings are scheduled to be held during December 2022.

Derivative claim against DIC, Dolphin IL and certain directors regarding performance of a prohibited distribution

In May 2019, DIC received a claim and a motion to approve it as a derivative claim which had been filed with the District Court of Tel Aviv-Yafo against DIC, Dolphin IL and directors who hold office in DIC, by a petitioner claiming to hold Series J debentures of DIC on the grounds of performance of a prohibited distribution, with respect to a dividend distribution in cash in the amount of approximately NIS 40 million, and a payment in kind dividend in the amount of approximately NIS 64 million, which was performed by DIC in February 2019, and regarding self-purchases of shares which were performed by DIC (from the date of the resolution regarding the distribution) in the amount of approximately NIS 36 million, in accordance with a purchase plan, which was approved by DIC’s Board of Directors in January 2019.

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court was also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). In January 2021 the Motion was denied by the Court, and thereafter in March 2021 an appeal was filed by the plaintiff to the Supreme Court, with a hearing scheduled for December 27, 2022.

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by certain parties in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense. The total amount involved in the claim is R$4.8 million and our chance of loss is estimated as possible. If we are unsuccessful, we could be required to relinquish the equivalent of 2,562 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding. In May 2022, we entered into a settlement agreement with the plaintiffs in the amount of R$50.0 thousand. The settlement agreement is awaiting homologation by the court. If homologated by the court, the lawsuit will be settlement under its terms with no additional losses expected.

We are co-defendants in a lawsuit for damages brought on March 14, 2013 by the widow of an individual who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013. We are waiting for the decision that will start the discovery phase in the lawsuit. The total amount involved in the suit, as claimed by the plaintiff, is R$1.4 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

We are defendants in an injunction lawsuit filed by Mundo dos Cereais on May 10, 2010 seeking to void an out-of-court promissory note that BrasilAgro presented to a notary public for collection against the plaintiff Mundo dos Cereais issued to guarantee Mundo dos Cereais’ acknowledgement of debt in a principal amount of R$847.0 thousand and relating to an agreement for the purchase of rice. On October 25, 2016, the trial judge issued an order dismissing the lawsuit. Despite the fact that the lawsuit has been dismissed, we filed a motion for clarification to reinstate the effects of our presentation of the promissory note for collection. We are currently waiting for a decision on our motion for clarification.

Our subsidiary Agropecuaria Acres del Sud S.A. is the plaintiff in a lawsuit in Bolivia that is pending before the agro-environmental court and that seeks the invalidation of the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, by which INRA (i) determined that the “Acres del Sud” fraction (previously known as Las Londras I, Las Londras II, and Las Londras III), is superimposed on the Guarayos Forest Reserve, declaring the illegality of the possession of Agropecuaria Acres del Sud S.A. regarding the property called Acres del Sud in an area of 4,435.1 hectares and (ii) declared it as non-available fiscal land, leaving only 50 hectares remaining. The monetary value of this lawsuit is not yet measurable, and our chances of loss are classified as possible. We have not made any provision in connection with this proceeding.

Tax Proceedings

We are plaintiffs in judicial and administrative claims in the aggregate amount of R$2.0 million mainly related to proceedings whose merit is related to: (i) suspension of INCRA, SEBRAE and FNDE contributions; and (ii) the annulment of tax credits related to monthly estimates of IRPJ and CSLL for January 2012.

Labor Proceedings

We are defendants, through Agropecuaria Yuchán S.A, in a labor and social coercive lawsuit (Proceso coactivo social) filed on July 19, 2021 by Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud which aims to perform the collection of the social coercive declared due by Agropecuaria Yuchán S.A, in the amount of Bs.7,163 million. The social coercion was declared due after the inspection carried out by Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud, who reviewed books, contracts, payments, among others, referring to the existing management between the years 2012-2017. The lawsuit is under the jurisdiction of the Juzgado de Partido de Trabajo y Seguridad Social Noveno. We have filed our defense and we are awaiting the judge's manifestation. At the same time, we filed an appeal against the decision that dismissed the court's incompetence for the lawsuit. We also present a formal guarantee to the court. The chance of loss in connetion with this proceeding has been classified as possible. We have not made any provision in connection with this proceeding.

For additional information with respect to legal proceedings, contingencies and povisions, see note 28 to our financial Statements.

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

The distribution of dividends for the year ended June 30, 2022 was approved at our shareholders’ meeting held on October 27, 2022 in the amount of R$320.0 million, or R$3.24 (or US$1.64) per share. The dividends are payable within 30 days to holders of record of our shares as of October 27, 2022.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2022, we had R$73.4 million allocated to legal reserve.

 Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2022, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2022, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2022, we had R$342.9 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2022, we had no funds allocated to retained earnings reserves.

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

Goodwill on share issue: the reserve of goodwill from the issue of shares was created upon the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between capital increase and equity increase. The capital increase was calculated based on the shareholders’ equity of Agrifirma Holding (company merged in the process) as of June 30, 2019, while the equity increase considers only one of the three share classes involved in the agreement (unrestricted shares). The other two classes are classified under liabilities. As of June 30, 2022, we had R$15.3 million allocated to reserve of goodwill on share issue.

Share-based payment: the compensation plan in force comes due on June 30, 2023 and accrues provisions for share-based payments in the amount of R$5.7 million. The debit balance of R$0.7 million presented on July 1, 2020 is composed of residual differences strictly of an accounting nature that were accrued during the creation and payment of former share-based compensation plans. As of June 30, 2022, we had R$5.0 million allocated in share-based payment.

Capital transactions between partners: the difference between the net assets of the companies acquired in Bolivia and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under common control. As of June 30, 2022, we had R$11.0 million allocated in capital transactions between partners.

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2022 was approved at our shareholders’ meeting held on October 27, 2022 in the amount of R$320.0 million, or R$3.24 (or US$1.64) per share. The dividends are payable within 30 days to holders of record of our shares as of October 27, 2022.

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

As of June 30, 2022, we had 24,483,855 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

Investments in our Common Shares by Non-residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, on the B3, provided that they comply with the registration requirements set forth in Resolution No. 4,373 and CVM Resolution No. 13/2020.

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

The Novo Mercado segment

The Novo Mercado is a stock market segment of the B3 intended for companies meeting certain requirements and agreeing to adhere to heightened corporate governance rules. The principal Novo Mercado rules and requirements are summarized as follows:

●	capital stock should be exclusively composed of common shares, and the issuance or maintenance of so called founder’s shares is prohibited;

●	public float of shares should represent at least 25% of the capital stock;

●	in the event of a transfer of control, even if through a series of successive sales, the transfer should be subject to the minority shareholders being granted the same conditions offered to any controlling shareholders, including the same price, through a tender offer for the acquisition of shares (tag-along rights);

●	the board of directors should be composed of at least five members, of which at least 20% should be independent directors elected during the shareholders’ meeting for a term of up to two years, with reelection permitted;

●	new members of the board of directors and the executive officers are required to sign an agreement, the Management’s Consent Statement (Termo de Anuência dos Administradores), that makes their taking of office subject to the execution of this agreement, through which the new directors and executive officers of the company take personal responsibility to act in accordance with the listing agreement with the Novo Mercado, the rules of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) and the Novo Mercado regulation;

●	a statement of cash flow (both the company’s and consolidated) must be included in the quarterly financial reports and annual financial statements;

●	the schedule of corporate events should be disclosed annually to the shareholders, by the end of the month of January; and

●	delisting from the Novo Mercado, as well as the decision to cancel the registration as a public company, should be subject to any controlling shareholders’ making a public tender offer for the acquisition of all outstanding shares of the company, at a minimum price of their economic value determined in a valuation report prepared by a specialized institution or company with recognized experience and independent from persons with the power to make decisions within a company, such as directors or any controlling shareholders, in addition to meeting the requirements set forth in Article 4 of the Brazilian corporate law; and the issuer, any controlling shareholders, members of management and members of the fiscal council and statutory audit committee should submit to the Market Arbitration Chamber under the terms of its regulation, any dispute or controversies that may arise among themselves, relating to and resulting from, specifically, the application, validity, effectiveness, interpretation, violation and effects of the arrangements contained in the Brazilian corporate law, our bylaws, the rules and regulations of the CMN, the Central Bank, and the CVM, as well as additional rules and regulations applicable to the capital markets, Novo Mercado regulation, the rules of the Market Arbitration Chamber and the listing agreement with the Novo Mercado.

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

On April 10, 2006, we and our principal shareholders entered into the Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado) with B3. Also, as required under the Novo Mercado listing regulations, all our directors, officers and members of our fiscal council and statutory audit committee have undertaken to abide by the rules set forth in the Novo Mercado Participation Agreement and by the Novo Mercado listing segment rules and regulations applicable to each of them.

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

During the years ended June 30, 2020, 2021 and 2022, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2022, our fully paid capital stock was R$1,588.0 million, divided into 102,377,008 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

Corporate Purpose

Article 3 of our bylaws defines our corporate purposes as including: (i) the development of agricultural and forestry activities and the rendering of services directly or indirectly related thereto; (ii) the purchase, sale and lease of real estate properties in agricultural and urban areas; (iii) the import and export of agricultural products, supplies and inputs; (iv) the brokering of real estate transactions of any kind; (v) the holding of equity investments in other companies and business ventures of any kind related to our corporate purpose, either in Brazil or abroad; and (vi) the management of our own or third-party assets.

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

Brazilian corporate law grants our shareholders the following rights, which cannot be circumvented by bylaws amendments or majority resolutions at shareholders’ meetings: (i) the right to participate in the distribution of profits; (ii) the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company; (iii) preemptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in certain specific circumstances, as set forth in Brazilian corporate law (see “Item 10—Additional Information— Preemptive rights”); (iv) the right to hold our management accountable, in accordance with the provisions of Brazilian corporate law; and (v) the right to withdraw in the cases specified in Brazilian corporate law, including in the events of merger or consolidation, such as those described in “Item 10— Additional Information—Withdrawal and Redemption Rights—Withdrawal Rights.”

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

Shareholders’ Meetings

Pursuant to Brazilian corporate law, our shareholders have the power to take any action and approve any resolutions related to our activities at shareholders’ meetings, provided that such meetings have been convened pursuant to the terms and procedures described in Brazilian corporate law and in our bylaws. It is the exclusive prerogative of the annual shareholders’ meeting (assembleia geral ordinária) to review management’s account of corporate activities; approve our financial statements; and determine the allocation of our net income and the payment of dividends with respect to the previous fiscal year. Members of our board of directors and fiscal council (when installed) are also usually appointed at the annual shareholders’ meeting, although such appointments may also take place at special shareholders’ meetings.

Our shareholders may also convene special shareholders’ meetings, which may be held concurrently with the annual shareholders’ meeting or at any time of the year.

The following actions, among others, may be taken exclusively at shareholders’ meetings: (i) approval of amendments to the bylaws; (ii) approval of management accounts and financial statements; (iii) appointment and dismissal of members of our board of directors and fiscal council; (iv) the establishment of the aggregate compensation of the board of directors, executive officers and fiscal council and statutory audit committee; (v) approval of the company’s dissolution, motion for bankruptcy or judicial or out-of-court reorganization proceedings, liquidation, merger, redistribution of assets and liabilities, or consolidation with any other company, and any share mergers; (vi) approval of pro rata share distributions to current shareholders, stock splits and reserve stock splits; (vii) approval of stock option plans and similar arrangements for our management and employees, and for the managers and employees of our direct or indirect subsidiaries; (viii) approval of management’s proposals regarding allocation of net income and distribution of dividends; (ix) approval of capital increase over the limit authorized in our bylaws; (x) appointment of liquidators and members of the fiscal council during liquidation proceedings; (xi) approval of the cancellation of our registration as a publicly-held company at CVM; (xii) approval of our delisting from the Novo Mercado listing segment; (xiii) approval of engagement of an appraiser to evaluate the value of our shares in case of cancellation of our registration as a public company at CVM or our delisting from the Novo Mercado listing segment; and (xiv) the passing of resolutions on any matter submitted to the shareholders’ meeting by our board of directors.

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

Notice of Shareholders’ Meetings

Brazilian corporate law requires that previous notice of any shareholders’ meeting be published on three different dates on a newspaper of high circulation in the state of the corporate offices. As a general rule, our company publishes meetings notices on the newspaper O Estado de São Paulo. The first notice must be published no later than 15 days prior to the date of when meeting on first call is schedule to take place, and no later than eight days in advance to the date of the shareholders’ meeting on second call. In certain circumstances, the CVM may require that the first notice for the shareholders’ meeting to be published no later than 30 days prior to the shareholders’ meeting. Nevertheless, CVM may also require, upon shareholder request, up to 15 additional days between such prior notice and any special shareholders’ meeting, in order to enable such shareholder to having enough time to analyze the matters to be discussed at the meeting. In addition, our bylaws require that a shareholders’ meeting to be convened to decide on the cancellation of our registration as a public company with the CVM or our delisting from the Novo Mercado listing segment must be called at least 30 days prior to the shareholders’ meeting. The notice on the shareholders’ meeting must contain the agenda, date and venue of the meeting, and (if applicable) the nature of the proposed bylaws amendments.

Venue

Our shareholders’ meetings take place at our head office in the city of São Paulo, in the state of São Paulo. Brazilian corporate law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. In addition, Brazilian corporate law allows our shareholders to hold meetings remotely by electronic means.

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

Our bylaws require that our board of directors comprise of at least five and no more than nine directors. Currently, our board of directors has nine members, of which four are independent directors under the Novo Mercado listing rules, unrelated to our principal shareholders or to us. Our board members are elected by our shareholders at the annual shareholders’ meeting, for a period of two consecutive years, reelection being permitted. We have also recently suggested the inclusion of two alternate members to comprise the board of directors in the event any of the sitting members resign.

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

Brazilian corporate law permits cumulative voting upon the request of holders of at least 10% of our voting capital. Each share is granted as many votes as the number of board seats, and each shareholder has the option to cast his or her votes for one or more candidates. However, pursuant to CVM Resolution No. 70/2022, the threshold to trigger multiple voting rights in publicly held corporations may be reduced in proportion to the amount of capital stock, ranging from 5% to 10%. Shareholders representing 5% of our voting capital may request the adoption of cumulative voting rights.

Under applicable law, if there is no request for cumulative voting, the shareholders’ meeting will vote based on a previously registered list, assuring shareholders that individually or collectively hold at least 15% of our common shares, in a separate vote, the right to elect one director and his or her alternate. Notwithstanding the foregoing, at a meeting held on November 4, 2006, the CVM Board has decided to maintain the interpretation of section 141, fifth paragraph, of Brazilian Federal Law No. 6,404/76 expressed at the meeting held on November 8, 2005 (CVM Case RJ2005/5664), which, in those cases whereupon the Company has only issued shares with voting rights, the majority of holders holding at least 10% of the total voting shares will have the right to elect and remove a member and his alternate from the Board of Directors, by a separate vote at the general meeting, excluding the controlling shareholder.

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

Pursuant to our bylaws, approved at the general meeting of shareholders held on October 27, 2022, our fiscal council is not permanent, has the powers and attributions conferred upon it by law and is also incumbent upon exercising the role of Audit Committee, in accordance with the Sarbanes Oxley Act and the rules issued by the SEC. The fiscal council members (if the fiscal council is installed), are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be comprised by three to five effective sitting members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held in 2023 to approve the management accounts and financial statements for the fiscal year ending June 30, 2023.

Statutory Audit Committee

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, to be comprised of three members, two of whom must be independent members of the board of directors. The members of the statutory audit committee must be appointed by the Board of Directors for terms of two years, and for a total period not to exceed 10 years. They are subject to removal from their positions by the Board of Directors at any time. The members of the statutory audit committee who are also members of the Board of Directors shall terminate concomitantly with his or her termination as a director.

The statutory audit committee is designed to comply with Novo Mercado rules of the São Paulo Stock Exchange (B3).

In accordance with our bylaws, the statutory audit committee is an advisory body directly linked and which performs consultative assistance to our board of directors with respect to its role as a supervisory body, advising the board of directors on, or periodically reviewing, certain strategic or financial aspects of our business. Its activities include: (i) advising on the hiring and dismissal of the independent auditor for the preparation of an independent external audit or for any other service; (ii) supervising the activities of the independent audit in order to assess: (a) its independence; (b) the quality of the services provided; and (c) the adequacy of the services provided to the Company’s needs; (iii) assessing and monitoring the quality and integrity of quarterly information, interim financial statements and annual financial statements; (iv) monitoring and supervising the activities of the Company’s internal audit and internal controls area; (v) supervising the activities of the area responsible for the preparation of the Company’s financial statements; (vi) monitoring the quality and integrity of: (a) internal controls mechanisms; and (b) information and measurements disclosed based on adjusted accounting data and non-accounting data; (vii) evaluating and monitoring the Company’s risk exposure, which may require detailed information on policies and procedures related to: (a) management compensation; (b) the use of the Company’s assets; and (c) expenses incurred on behalf of the Company; (viii) evaluating, monitoring and recommending to the Company’s management the correction or improvement of the Company’s internal policies, including the policy on transactions with related parties, in compliance with the provisions of article 31-D, item V, of CVM Resolution No. 23/2021; and (ix) preparing a summary annual report to be presented together with the financial statements containing a description of: (a) the meetings held, their activities, the main subjects discussed, the results and conclusions reached and the recommendations made; and (b) any situations in which there is significant divergence between the Company’s management, the independent auditors and the Audit Committee in relation to the Company’s financial statements.

The audit committee also has the means to receive, retain and respond to whistleblower complaints. The audit committee is expected to have a written charter to be approved by the board of directors.

As of the date of this annual report, the statutory audit committee has not been installed.

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

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council and statutory audit committee that will function during the liquidation period.

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

Insider Trading Regulations

We comply with the restrictions on insider trading set forth in CVM Resolution No. 44/2021, as amended. The following paragraphs contain a brief summary of certain of such restrictions.

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

Disclosure of Trading of our Shares by an Issuer, any Controlling Shareholders, Directors, Officers or Members of the Fiscal Council and Statutory Audit Committee

An issuer’s directors and officers and members of its fiscal council (when installed) and statutory audit committee, as well as members of any other technical or advisory committee, are required to disclose to its investor relations officer, who will disclose to the CVM and B3, the number and type of securities issued by the issuer, its publicly-held subsidiaries or controlled companies, including derivatives (in case of any controlling shareholders) held by them or by persons related to them, as well as any alteration in their respective interests within 10 days as from the end of the month in which trading takes place.

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

Pursuant to CVM Resolution No. 44/2021, if an issuer’s controlling shareholders or any person or company, whether individually or together with a group of persons or entities sharing similar interests, should directly or indirectly increase their interest in an issuer’s capital stock by at least 5% percent, such persons or entities must disclose to us the following information:

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

Information Required by the B3 from Companies Listed on the Novo Mercado

In addition to the disclosure obligations imposed by Brazilian corporate law and the CVM, we also must comply with the following additional disclosure requirements under Novo Mercado regulations:

●	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash-flow statement which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

●	from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP, or IFRS, in reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net profits, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with Brazilian corporate law, accompanied by (a) an additional explanatory note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

●	from the date on which we release our first financial statements prepared as provided above, no later than 15 days following the term established by law for the publication of quarterly financial information, we must disclose, in its entirety, our quarterly financial information translated into the English language or disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

In addition, we must disclose the following information together with our ITR:

●	our consolidated balance sheet, consolidated statement of operations, and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

●	any direct or indirect ownership interest exceeding 5% of our capital stock, considering any ultimate individual beneficial owner;

●	the number and characteristics, on a consolidated basis, of our shares held directly or indirectly by our principal shareholders, members of our board of directors, board of executive officers and fiscal council and statutory audit committee;

●	changes in the numbers of our shares held by the principal shareholders, members of our board of directors, board of executive officers and fiscal council and statutory audit committee in the immediately preceding 12 months;

●	in an explanatory note, our cash-flow statement and consolidated cash-flow statement, which should indicate the cash flow changes in cash balance and cash equivalent, separated into operating, finance and investment cash flows;

●	the number of free-float shares, and their percentage in relation to the total number of issued shares; and

●	the existence of arbitration provision for disputes arising between us and principal shareholders, directors, executive officers and members of the fiscal council and statutory audit committee before the Market Arbitration Chamber of B3.

The following information must also be included in the company’s Formulário de Referência:

●	information relating to the ownership interest exceeding 5% of our capital stock, number and characteristics, on a consolidated basis, of the company’s shares directly or indirectly held by the principal shareholders and members of the board of directors, executive officers and fiscal council and statutory audit committee;

●	changes in the number of securities held by such persons within the immediately preceding 12 months;

●	the number of free-float shares and their respective percentage in relation to the total amount of shares issued; and

●	submission to arbitration.

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

Arbitration

We, our shareholders, our directors and officers, and the members of our fiscal council (when installed) and statutory audit committee should submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the B3, the provisions of Brazilian corporate law, our bylaws, the rules of the CMN and the Central Bank, the regulations of the CVM and the B3 and other rules generally applying to the Brazilian capital markets. Any such dispute should be settled by arbitration carried out before B3 Arbitration Chamber.

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

Duty to Disclose Related Party Transactions

Pursuant to the CVM Resolution No. 80/2022 regulations, we must publicly disclose and send to the CVM information about any contract between us and our related parties or managers of our related parties, whenever the amount of such contract in any one-year period reaches the greater of R$50 million or 1% of our shareholders’ equity.

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

For purposes of adjustment of the exercise price of the First Series Warrants, the amounts set forth in items (1) and (2) in the paragraph above were adjusted, respectively, from (a) the date of the announcement of commencement of our 2006 initial public offering and (b) the date of each new issuance of shares made by us that did not result from any exercise of our warrants, based on the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo) (IPCA), published by IBGE, during the period, if such periods were equal to or longer than 12 months.

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

Investments in our common shares by (i) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (ii) a non-Brazilian holder who is registered with the CVM under Resolution No. 4,373, or (iii) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares. The registered capital per common share purchased in the form of an American Depositary Share, or ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of a Common ADS will be the U.S. dollar equivalent of (1) the average price of a common share on the B3 on the day of withdrawal, or (2) if no common shares were traded on that day, the average price on the B3 in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on the relevant dates.

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership, and disposition of our common shares and ADSs. This discussion deals only with U.S. Holders (as defined below) that hold our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person that received our common shares or ADSs as compensation for the performance of services;

●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction or a straddle;

●	a person deemed to sell common shares or ADSs under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”);

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for U.S. federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the U.S. dollar.

As used herein, “U.S. Holder” means a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement in connection with our ADS program, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws.

If you are considering the purchase of our common shares or ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other U.S. federal tax laws and the laws of any other tax jurisdiction.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. shareholders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our ADSs to U.S. Holders will be potentially eligible for these reduced tax rates. Since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

Notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year (as discussed under “—Passive Foreign Investment Company” below).

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect at the date the dividend is actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the reais are converted into U.S. dollars at that time. If reais received as a dividend are not converted into U.S. dollars at the date of receipt, you will have a tax basis in the reais equal to their U.S. dollar value at the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of reais will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Brazilian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct Brazilian withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Based on the composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our most recent taxable year. The rules in this regard are not entirely clear, however, and there can be no assurance that the Internal Revenue Service (“IRS”) will not successfully assert a contrary position. In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares or ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs. Under these special tax rules:

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares or ADSs, you will generally be subject to the special tax rules discussed above for that year and for each subsequent year in which you hold the common shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election (a “Purging Election”) to recognize gain in the manner described above as if your common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. In addition, a new holding period would be deemed to begin for your common shares or ADSs for purposes of the PFIC rules. After the Purging Election, your common shares or ADSs with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of this election, and whether making the election would be advisable in your particular circumstances.

In lieu of being subject to the rules discussed above with respect to excess distributions and recognized gains, you may make a mark-to-market election with respect to your common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only our ADSs and not our common shares are listed on a qualified stock exchange in the United States. Our common shares are listed on the B3, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that our common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will be ordinary loss only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect to your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our common shares or ADSs in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding common shares or ADSs if we are considered a PFIC in any taxable year.

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

If a Brazilian income tax is withheld on the sale, exchange or other taxable disposition of our common shares or ADSs, your amount realized will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by you on the sale, exchange or other taxable disposition of our common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Brazilian income tax, you may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless you can apply the credit (subject to applicable limitations) against U.S. federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Brazilian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable Brazilian income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs. You are urged to consult your tax advisors regarding the tax consequences if Brazilian income tax is imposed on a disposition of common shares or ADSs, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit under your particular circumstances.

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

On June 30, 2022, we had a short position in U.S. dollars in the amount of US$77.0 million. The result of a hypothetical devaluation of 5% of the real in relation to the dollar would generate a loss before taxes of R$20.7 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same as that of June 30, 2022, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$0.5 million monthly.

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

As of June 30, 2022, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 1,782 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2022, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$18.2 million.

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

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, concluded that, as of June 30, 2022, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2022, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2022. Based on this assessment, our management has concluded that, as of June 30, 2022, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.	Changes in Internal Control Over Financial Reporting

We were the target of a cybersecurity incident, which disrupted our systems in 2019. Except for the design and implementation of internal controls over our IT systems to mitigate the risk of cyberattacks, as a response to the 2019 cybersecurity incident discussed in “Item 3. Key Information––D. Risk Factors—We were the target of a cybersecurity incident which disrupted our systems” and “Item 5—Operating and Financial Review and Prospects,” there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred, including during the year ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that Mr. Geraldo Affonso Ferreira Filho, a member of the Company’s Fiscal Council, is a “financial expert,” as such term is defined in the SEC rules. Mr. Ferreira Filho is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mr. Ferreira Filho is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees—Board Practices” for information regarding the experience of Mr. Ferreira Filho.

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2022, no such amendment was made or waiver granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2022 and 2021.

	Year Ended June 30
	2022	2021
	(in R$ thousands)
Audit fees(1)	956.1	965.1
Audit-related fees(2)	367.5	2,110.1
Total fees*	1,323.6	3,075.2

(1)	Audit fees in fiscal year 2022 are the aggregated fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)	Audit-related fees in fiscal year 2022 were the fees billed by PricewaterhouseCoopers for interoffice reports regarding: (1) the audit of our consolidated reporting package and internal controls for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to our consolidation process within Cresud consolidated financial statements.

(*)	2021 fees were related to our predecessor auditor.

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

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company historically relied on a permanent Fiscal Council to avail itself of paragraph (c)(3) of Rule 10A-3 under the Exchange Act, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Fiscal Council, subject to certain requirements.

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

The Company has a Fiscal Council that consists of three members and three alternates and which has ordinary meetings every month. The members of the Company’s Fiscal Council are all financially literate, and one member has accounting expertise that qualifies her as a financial expert. As of June 30, 2022, the Company believes that its Fiscal Council meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. The Fiscal Council is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributions that have been provided to the Fiscal Council to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Fiscal Council to consult internal and external experts, is similar to a system having an audit committee functioning as a committee of its Board of Directors, the main difference being that the Fiscal Council does not have authority to appoint our independent auditors. This authority lies with the Company’s board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian corporate law. For additional information regarding of our Fiscal Council, see “Item 6—Directors, Senior Management and Employees— Board Practices—Fiscal Council.”

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

After the statutory audit committee has been created and installed and becomes functional, the Company intends to continue to have a fiscal council, but the Company intends to no longer rely on the fiscal council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 and intends to rely instead on the statutory audit committee for the purpose of complying with, and availing itself of the exemptions provided by, Rule 10A-3 under the Exchange Act.

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

During the years ended June 30, 2019, 2020, 2021 and 2022, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

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

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

After the statutory audit committee has been created and installed and becomes functional, the Company intends to continue to have a fiscal council, but the Company intends to no longer rely on the fiscal council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 and intends to rely instead on the statutory audit committee for the purpose of complying with, and availing itself of the exemptions provided by, Rule 10A-3 under the Exchange Act.

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

Audit Committee

Under Section 303A.06 of the NYSE Listed Company Manual and the requirements of Rule 10A-3 of the SEC, each U.S. company listed on the NYSE is required to have an audit committee consisting of members that comply with the requirements of Rule 10A-3 and that meet the independent requirements of the NYSE. In addition, the audit committee must have a written charter compliant with the requirements of Section 303.A.07(b) of the NYSE Listed Company Manual and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate certain of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “Item 16D—Exemptions from the Listing Standards for Audit Committees,” which explains how our Fiscal Council differs from an audit committee for a U.S. listed company and is incorporated herein by reference.

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws to allow the creation of a statutory audit committee, as described under “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

As of the date of this annual report, the statutory audit committee has not been installed.

After the statutory audit committee has been created and installed and becomes functional, the Company intends to continue to have a fiscal council, but the Company intends to no longer rely on the fiscal council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 and intends to rely instead on the statutory audit committee for the purpose of complying with, and availing itself of the exemptions provided by, Rule 10A-3 under the Exchange Act.

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

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I—DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of October 27, 2022 (English translation)
2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
2.2	English translation of the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of February 2, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.3	English translation of the First Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of May 21, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (1º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.4	English translation of the Second Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in up to Two Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of September 10, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (2º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em até Duas Séries, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
2.5	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Stock Option Plan of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, approved by the Annual Extraordinary Shareholders’ Meeting held on October 29, 2008 (English translation) (incorporated by reference to Exhibit 4.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.2	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.3	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.4	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.5	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.6	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.7	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.8	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.9	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.10	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.11	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.12	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.13	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)
4.14	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.15	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)
4.16	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.17	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)
4.18	Assignment of Loan Agreements made as of the 12th day of December 2013 by Helmir S.A. to BrasilAgro Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)
4.19	Assignment of Advisory Agreement made as of the 12th day of December 2013 by Cresud S.A.C.Y.F. y A. to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on October 31, 2014, File No. 001-35723)
4.20	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.21	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.22	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)
4.23	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.24	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of January 11, 2017, by and between Imobiliária Ceibo Ltda.,Agro Pecuária e Industrial Serra Grande Ltda., BrasilAgro and Jaborandi Agricola Ltda. (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.25	Summary translation of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, dated as of March 23, 2017, by and between Imobiliária Araucária Ltda., Fabricio Fries, Celso Fries and BrasilAgro (incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.26	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.27	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of June 30, 2017, by and between Imobiliária Jaborandi Ltda., Hermes Augusto Ferreira, Emerson Denis Cecchin Ferreira and Jaborandi Agrícola Ltda. (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.28	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.29	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)
4.30	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.31	Summary translation of the private instrument of commitment to purchase and sale of real properties, dated as of June 13, 2018, by and between Imobiliária Jaborandi Ltda., John Kudiess, Harald Kudiess and Jaborandi Agrícola Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.32	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.33	Summary translation of the private instrument of commitment to purchase and sale of real property, dated as of April 16, 2018, by and between Imobiliária Mogno Ltda., Maurício Joel de Sá and BrasilAgro in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.34	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.35	Summary translation of the rural partnership agreement, dated as of August 29, 2018, by and between Valdeir Ribeiro da Silva, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.36	Summary translation of the rural partnership agreement, dated as of July 19, 2018, by and between Laerte Baechtold, Imobiliária Cajueiro Ltda. and BrasilAgro in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.37	English translation of the Long-Term Stock-Based Incentive Program No. 1 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on June 18, 2018 (incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)
4.38	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.39	Summary translation of the rural partnership agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.40	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.41	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.42	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.43	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on July 11, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.45 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.44	Summary translation of the rural partnership agreement, entered into on July 26, 2019, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.45	Summary translation of the series B subscription agreement, entered into on September 16, 2019 (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)
4.46	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on October 29, 2019, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.47	Summary translation of the rural partnership agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.48	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on March 22, 2019, in connection with Fazenda Bananal X (incorporated by reference to Exhibit 4.48 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.49	Summary translation of the rural partnership agreement, entered into on February 12, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.49 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.50	Summary translation of the rural partnership agreement, entered into on February 12, 2020, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.50 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.51	Summary translation of the rural partnership agreement, entered into on March 20, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.52	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.53	Summary translation of the private instrument of first amendment to commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.54	Summary translation of the rural lease agreement, entered into on April 9, 2020, in connection with certain assets in Paraguay (incorporated by reference to Exhibit 4.54 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.55	Summary translation of the first amendment to rural partnership agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.56	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 20, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.56 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.57	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 10, 2018, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.57 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.58	Summary translation of the private instrument of second amendment to commitment to purchase and sale of real property, entered into on June 26, 2020, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.58 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.59	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.59 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.60	Summary translation of the rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.61	Summary translation of the second amendment to rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.61 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.62	Summary translation of the first amendment to rural partnership agreement, entered into on August 10, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.62 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.63	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.64	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazendas Arrojadinho and Rio do Meio (incorporated by reference to Exhibit 4.64 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.65	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 8, 2018, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.66	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on August 7, 2015, in connection with Fazenda Bananal (incorporated by reference to Exhibit 4.66 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.67	Summary translation of the eighth amendment to agreement to supply sugarcane, entered into by BrasilAgro and Brenco, on June 22, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)
4.68	Merger Agreement and Other Covenants between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Agrifirma Brasil Holding S.A., Agrifirma Brasil Agropecuária S.A., Brasil Agronegócio – Fundo de Investimento em Participações Multiestratégia, Terras Brasil – Fundo de Investimento em Participações Multiestratégia, and certain other parties listed therein, dated as of November 22, 2019 (incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.69	Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 17, 2021, in connection with Fazenda Bananal X (incorporated by reference to Exhibit 4.69 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.70	Summary of the Public Deed of Purchase and Sale of Real Property, entered into on December 14, 2020, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.70 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.71	Summary of the Public Deed of Purchase and Sale of Real Property, entered into on December 14, 2020, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.71 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.72	Summary of the Private Instrument for Regulation of Rights and Obligations, entered into on January 7, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.72 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.73	Summary of the Private Instrument of First Amendment to Regulation of Rights and Obligations, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.73 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.74	Summary of the First Amendment to Rural Partnership Agreement, entered into on Febuary 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.74 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.75	Summary of the Second Amendment to Rural Partnership Agreement, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.76	Summary of the Third Amendment to Rural Partnership Agreement, entered into on September 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.77	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.78	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.79	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.80	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.81	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 3, 2021 , in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.82	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 23, 2021, in connection with Fazenda Chaparral and Fazenda Rio do Meio (incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.83	Summary of the Rural Partnership Agreement, entered into on May 12, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.84	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.85	Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 19, 2021, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.85 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.86	Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.86 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.87	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.87 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.88	Summary of the Second Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.88 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.89	Summary of the Public Deed of Purchase and Sale of Real Property, entered into on September 9, 2021, in connection with Fazenda Bananal X (incorporated by reference to Exhibit 4.89 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.90	Share Purchase Agreement between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Agrifirma Agro Ltda., Imobiliária Engenho de Maracajú Ltda., Agropecuária Santa Cruz de la Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A., Codalis S.A. and, as intervening consenting parties, Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., and, as guarantor, Cresud S.A.C.I.F.Y.A, dated as of December 23, 2020 (incorporated by reference to Exhibit 4.90 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.91	English translation of the Private Instrument of Second Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of March 22, 2021, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and ISEC Securitizadora S.A. (Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 4.91 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)
4.92	English translation of the Long-Term Stock-Based Incentive Program No. 2 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on May 6, 2021
4.93	Summary of the Rural Partnership Agreement, entered into on July 21, 2022, in connection with Fazenda São Domingos.
4.94	Summary of the Rural Partnership Agreement, entered into on May 25, 2022, in connection with Fazenda Regalito.
4.95	Summary of the Rural Lease Agreement, entered into on April 9, 2020, in connection with Fazenda Nossa Senhora Aparecida.
4.96	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda São Simão.
4.97	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda Alto Taquari.
4.98	Summary of the Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 15, 2021, in connection with Fazenda Panamby.
8.1	List of subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of the Chief Financial Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of the Chief Financial Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Date: November 4, 2022

/s/ Andre Guillaumon
Name:	Andre Guillaumon
Title:	Chief Executive Officer

/s/ Gustavo Javier Lopez
Name:	Gustavo Javier Lopez
Title:	Chief Financial Officer and
Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

For the years ended of June 30, 2022 and 2021

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

Years ended June 30, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2022, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the year ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

November 4, 2022

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BrasilAgro Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

We have served as the Company’s auditor from 2012 to 2021.

São Paulo, Brazil

October 29, 2021

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

As at June 30, 2022 and 2021

(In thousands of reais, unless stated otherwise)

	Note	2022	2021
Assets
Current assets
Cash and cash equivalents	6.1	435,493	1,059,107
Marketable securities	6.2	94,870	-
Derivative financial instruments	7	61,013	32,657
Accounts receivable and others	8	442,313	192,606
Inventories	9	289,899	265,859
Biological assets	10	264,976	210,489
Transactions with related parties	30	-	488
Total current assets		1,588,564	1,761,206

Noncurrent assets
Biological assets	10	57,906	34,585
Restricted marketable securities	6.2	19,580	10,455
Derivative financial instruments	7	2,744	3,881
Accounts receivable and others	8	411,351	348,933
Deferred taxes	18.1	4,360	72,343
Investment properties	11	1,004,380	997,100
Transactions with related parties	30	1,839	2,680
Investments	12	7,642	5,609
Property, plant and equipment	13	128,131	110,390
Intangible assets		812	1,104
Right-of-use assets	14	117,954	80,032
Total noncurrent assets		1,756,699	1,667,112

Total assets		3,345,263	3,428,318

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

As at June 30, 2022 and 2021

(In thousands of reais, unless stated otherwise)

	Note	2022	2021
Liabilities and equity
Current liabilities
Trade accounts payable and others	16	253,440	186,890
Loans, financing and debentures	17	123,411	322,046
Salaries and payroll obligations		25,652	22,536
Derivative financial instruments	7	34,064	48,574
Other liabilities	19	28,846	45,133
Transactions with related parties	30	-	5,568
Leases payable	15	18,581	30,545
Total current liabilities		483,994	661,292

Noncurrent liabilities
Trade accounts payable and others	16	23,833	34,902
Loans, financing and debentures	17	329,630	341,135
Deferred taxes	18.1	34,925	26,714
Leases payable	15	230,570	168,450
Derivative financial instruments	7	5,272	1,965
Provision for legal claims	28	1,117	1,445
Transactions with related parties	30	7,472	2,519
Other liabilities	19	12,402	7,295
Total noncurrent liabilities		645,221	584,425

Total liabilities		1,129,215	1,245,717

Equity
Capital	20.a	1,587,985	1,587,985
Share issue costs	20.a	(11,343)	(11,343)
Capital reserve	20.b	(21,348)	(34,189)
Treasury shares	20.f	(49,761)	(40,085)
Income reserves		416,352	416,252
Additional dividends proposed	20.d	196,476	184,559
Other comprehensive income	20.e	97,687	79,422
Total equity		2,216,048	2,182,601

Total liabilities and equity		3,345,263	3,428,318

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of income

Years ended June 30, 2022, 2021 and 2020

(In thousands of reais, unless stated otherwise)

	Notes	2022	2021	2020

Revenue	22.a	1,168,137	662,952	487,568
Gain on sale of farms	22.b	251,534	53,097	61,420
Changes in fair value of biological assets and agricultural products	10	549,764	527,348	160,371
Adjustment to net realizable value of agricultural products after harvest, net	9.1	(50,822)	(22,728)	(4,153)

Cost of sales	23	(1,142,688)	(729,145)	(483,813)
Gross income		775,925	491,524	221,393

Selling expenses	23	(43,578)	(27,951)	(14,300)
General and administrative expenses	23	(55,968)	(46,852)	(43,890)
Other operating income (expenses), net	25	13,829	(22,613)	1,231
Share of profit (loss) of a joint venture	12.a	(31)	11	(150)
Operating income		690,177	394,119	164,284

Financial income (expenses)
Financial income	26	955,783	849,623	375,413
Financial expenses	26	(1,008,643)	(945,611)	(406,168)
Profit before income and social contribution taxes		637,317	298,131	133,529

Income and social contribution taxes	18.2	(117,217)	19,515	(13,975)

Net income for the year		520,100	317,646	119,554

Basic earnings per share - in Brazilian reais	27	5.2618	4.5611	2.1092
Diluted earnings per share - in Brazilian reais	27	5.2347	4.4478	2.0937

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of comprehensive income

Years ended June 30, 2022, 2021 and 2020

(In thousands of reais)

	Note	2022	2021	2020

Net income for the year		520,100	317,646	119,554

Other comprehensive income/loss to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations	20.e	18,265	(35,917)	76,463

Total comprehensive income for the year		538,365	281,729	196,017

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2022, 2021 and 2020

(In thousands of reais)

				Capital reserve				Income reserves
	Note	Capital	Share issue costs	Additional paid-in capital	Share-based payments	Effect of reorganization	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At June 30, 2019		584,224	-	-	3,645	-	(35,208)	25,557	255,495	7,944	38,876	-	880,533

Net income for the year		-	-	-	-	-	-	-	-	-	-	119,554	119,554
Payment of additional dividends		-	-	-	-	-	-	-	-	(7,944)	-	-	(7,944)
Acquisition of Agrifirma		115,587	-	(33,566)	-	-	-	-	-	-	-	-	82,021
Share based compensation		-	-	-	3,529	-	-	-	-	-	-	-	3,529
Settlement of share-based payments		-	-	-	(3,707)	-	3,707	-	-	-	-	-	-
Payment of share-based incentive plan (ILPA) charges		-	-	-	(4,193)	-	-	-	-	-	-	-	(4,193)
Constitution of legal reserve		-	-	-	-	-	-	5,978	-	-	-	(5,978)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	71,576	-	-	(71,576)	-
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(28,394)	(28,394)
Additional dividends proposed		-	-	-	-	-	-	-	-	13,606	-	(13,606)	-
Currency translation adjustment of foreign operation		-	-	-	-	-	-	-	-	-	76,463	-	76,463

At June 30, 2020		699,811	-	(33,566)	(726)	-	(31,501)	31,535	327,071	13,606	115,339	-	1,121,569

Net income for the year		-	-	-	-	-	-	-	-	-	-	317,646	317,646
Payment of additional dividends	20.d	-	-	-	-	-	-	-	-	(13,606)	-	-	(13,606)
Partial return of shares from Acquisition of Agrifirma	20.b	-	-	8,584	-	-	(8,584)	-	-	-	-	-	-
Acquisition of entities under common control		-	-	-	-	(11,031)	-	-	-	-	-	-	(11,031)
Capital increase through public offering		440,000	(11,343)	-	-	-	-	-	-	-	-	-	428,657
Capital increase through warrants	20.a	448,174	-	-	-	-	-	-	-	-	-	-	448,174
Share-based compensation plan	24.a	-	-	-	2,550	-	-	-	-	-	-	-	2,550
Constitution of legal reserve	20.c	-	-	-	-	-	-	15,882	-	-	-	(15,882)	-
Constitution of reserve for investment and expansion	20.c	-	-	-	-	-	-	-	41,764	-	-	(41,764)	-
Minimum mandatory dividends	20.d	-	-	-	-	-	-	-	-	-	-	(75,441)	(75,441)
Additional dividends proposed	20.d	-	-	-	-	-	-	-	-	184,559	-	(184,559)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(35,917)	-	(35,917)

At June 30, 2021		1,587,985	(11,343)	(24,982)	1,824	(11,031)	(40,085)	47,417	368,835	184,559	79,422	-	2,182,601

Net income for the year		-	-	-	-	-	-	-	-	-	-	520,100	520,100
Payment of additional dividends	20.d	-	-	-	-	-	-	-	-	(184,559)	-	-	(184,559)
Payment of interim dividends	20.d	-	-	-	-	-	-	-	(200,000)	-	-	-	(200,000)
Partial return of shares from Acquisition of Agrifirma	20.b	-	-	9,676	-	-	(9,676)	-	-	-	-	-	-
Share-based compensation plan	20.b	-	-	-	3,165	-	-	-	-	-	-	-	3,165
Constitution of legal reserve	20.c	-	-	-	-	-	-	26,005	-	-	-	(26,005)	-
Constitution of reserve for investment and expansion	20.c	-	-	-	-	-	-	-	174,095	-	-	(174,095)	-
Minimum mandatory dividends	20.d	-	-	-	-	-	-	-	-	-	-	(123,524)	(123,524)
Additional dividends proposed	20.d	-	-	-	-	-	-	-	-	196,476	-	(196,476)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	18,265	-	18,265
At June 30, 2022		1,587,985	(11,343)	(15,306)	4,989	(11,031)	(49,761)	73,422	342,930	196,476	97,687	-	2,216,048

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2022, 2021 and 2020

(In thousands of reais)

	Note		2022	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the year			520,100	317,646	119,554
Adjustments to reconcile net income for the year
Depreciation and amortization	23		82,614	110,004	60,249
Gain on sale of farm			(140,658)	(31,737)	(45,882)
Residual value of property, plant and equipment and intangible assets disposed			1,586	6,309	3,089
Write-off of capitalized costs in investment properties			6,743	-	600
Share of (loss) profit of a joint venture	12.	a	31	(11)	150
Unrealized loss (gain) on derivatives, net	26		(14,241)	8,960	7,456
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net			18,769	100,800	42,276
Gain on remeasurement of receivable from sale of farms, net			(31,634)	(124,674)	(57,327)
Effect of share-based incentive plan – ILPA			3,165	2,550	1,510
Deferred income and social contribution taxes	18.2		76,194	(50,536)	3,528
Changes in fair value of biological assets and agricultural products	10		(549,764)	(527,348)	(160,371)
Adjustments to net realizable value of agricultural products after harvest	9.1		50,822	22,728	4,153
(Reversal of) Allowance for doubtful accounts	23		20	151	(2,440)
Provision for legal claims	28		19	1,404	601
			23,766	(163,754)	(22,854)
Changes in assets and liabilities
Trade accounts receivable			(25,715)	127,375	50,692
Inventories			(74,350)	(154,937)	(43,268)
Biological assets			466,490	388,082	157,355
Recoverable taxes			(612)	(23,835)	3,829
Derivative financial instruments			(24,127)	(5,828)	3,893
Other receivables			(56,409)	31,638	(21,210)
Trade accounts payable			(57,891)	(51,056)	(59,871)
Related parties			364	(3,218)	(440)
Taxes payable			17,465	30,765	31,146
Salaries and payroll			2,975	2,940	(2,704)
Advances from customers			2,820	(4,958)	(212)
Leases payable			(34,877)	(25,464)	(42,688)
Other liabilities			(5,667)	(657)	6,721
Payment of contingencies	28		(347)	(1,444)	-
Net cash flows from operating activities			233,885	145,649	60,389

Income tax and social contribution			(28,707)	(28,249)	-

Net cash flows from operating activities			205,178	117,400	60,389

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment and intangible assets			(50,843)	(18,712)	(25,087)
Redemption of marketable securities			(36,892)	2,782	7,483
Cash acquired from business combinations			-	-	1,071
Increase in investment and participation			(1,994)	-	-
Acquisition of entities under common control net of cash acquired			-	(164,247)	-
Acquisition of interest in associate			-	-	(4,127)
Net cash flows used in investing activities			(89,729)	(180,177)	(20,660)

CASH FLOW FROM FINANCING ACTIVITIES
Payments of installments of financed acquisition of farm			-	-	(2,578)
Proceeds from loans, financing and debentures	17		60,436	488,190	301,009
Interest paid on loans, leases, financing and debentures	17		(41,697)	(16,491)	(86,013)
Payment of loans and financing	17		(296,555)	(345,830)	(143,967)
Dividends paid			(459,984)	(42,000)	(50,000)
Capital increase, net of share issue costs	20.	a	-	870,988	-
Net cash flows from (used in) financing activities			(737,800)	954,857	18,451
Increase/decrease in cash and cash equivalents			(622,351)	892,080	58,180

Cash and cash equivalents at beginning of year	6.1		1,059,107	171,045	106,627
Effect of exchange rate variation on cash and cash equivalents			(1,263)	(4,018)	6,238
Cash and cash equivalents at end of year	6.1		435,493	1,059,107	171,045

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

1.	Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) or (“Company”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the states of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão and Piauí, as well as in Paraguay and Bolivia. The Company is controlled by Argentine-based Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud S.A.C.I.F.Y.A.”), which is engaged primarily in agricultural production and the commercial exploration of real estate operations.

The Company is the direct and indirect parent company of closely held companies and its corporate purpose is: (i) the commercial exploration, import and export of agriculture activities and inputs, cattle raising and forestry activities; (ii) the purchase, sale and rental of real estate in rural and/or urban areas; and (iii) real estate brokerage involving any type of operations; and management of its own and third-party assets.

The Company and its subsidiaries operate on 20 farms with total area of 279,272 hectares, of which 215,255 hectares are owned and 64,017 hectares are leased. There are seventeen (17) farms in six states of Brazil, one (1) farm in Paraguay and two (2) farms in Bolivia. The total number does not include the 1,157-hectare area of the Alto Taquari Farm acquired on September 1, 2021 (Note 2.1), whose title will be transferred on September 30, 2024. Comparable information on the portfolio is disclosed in Note 11.

2.	Main events

2.1.	Sales of Farms

Sales of farms in the year ended on June 30, 2022

a)	Alto Taquari IV Farm

On October 10, 2021, the Company recognized the first part of the sale of the Alto do Taquari Farm, a rural property located in the city of Alto Taquari, state of Mato Grosso (MT). The agreement signed on September 1, 2021 involves a 3,723-hectare area (2,694 arable hectares) for 2,962,974 soybean bags, equivalent to R$591,339 on the transaction date. The payments were divided into nine installments, with one (1) down payment and eight (8) annual installments due in May of each year, with the last payment on May 30, 2029. As of June 30, 2022, the buyer had effected payment of R$96,294, whose gain is shown in Note 22.b.

The parties determined the sale in two (2) phases, with the transfer of 2,566 hectares on October 10, 2021 and 1,157 hectares on September 30, 2024.

b)	Rio do Meio Farm

On December 29, 2021, the Company recognized the sale of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm, located in the city of Correntina, state of Bahia (BA). The agreement, signed on September 1, 2021, defined the price of the area at 714,835 soybean bags, which is equivalent to R$130,104 on the transaction date. The payments were divided into 13 installments, with one down payment and 12 semiannual installments due in June and October of each year until October 10, 2027. The proceeds from the sale were not recognized on the date of the execution of the agreement because the transfer of the property was linked to payment of the first installment in the amount of R$16,760, which occurred on December 29, 2021. As of June 30, 2022, the buyer had effected payment of R$20,301, whose gain is shown in Note 22.b.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

In the same agreement, the Company undertook to obtain Vegetation Suppression Authorization (ASV) for a 371-hectare area, with payment established at 100 soybean bags per hectare that is subject to granting of the authorization. This amount will be distributed proportionately to the installments coming due after the sale.

Sales of farms in the year ended on June 30, 2021

c)	Sale of Bananal X Farm

On March 22, 2019, the Company signed a purchase and sale agreement for a total area of 2,160 hectares (1,714 agricultural hectares) of the Bananal X Farm, a rural property located in the city of Luís Eduardo Magalhães, state of Bahia.

The agreement was for fixed price of R$28,000 to be paid in seven installments. As of June 30, 2020, the farm was classified as a Non-Current Asset Held for Sale due to a disagreement involving the lessor of the farm that impeded the title transfer to the buyer. On July 31, 2020, the parties reached an agreement and the Company recognized the sale on profit or loss effect, as the asset was recorded at its fair value less selling expenses, as set forth in IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations.

On the date the sale was completed, the Company received R$7,500. The amount of R$2,000 refers to installments 1 and 2, which were received on February 15, 2019 and March 22, 2019 as advances, while the amount of R$5,500 corresponds to installments 3 and 4 received on July 31, 2020. The remaining balance of R$20,500 will be received in three annual installments through 2023.

As of June 30, 2022, the buyer had effected full payment of all installments.

d)	Sale of Jatobá III Farm

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

On August 31, 2020 and on June 28, 2021, the buyer met the contractual conditions to take possession of the Jatobá III farm through two down payment of R$675 and R$809 each, totaling the amount paid of R$1,484, corresponding to 13,646 bags of soybean. As a result, a gain on sale of farms was recognized in the statement of income and the remaining balance corresponding to 24,259 soybean bags was recorded in accounts receivable, to be received in four annual installments through 2025.

As of June 30, 2022, the buyer had effected payment in the total amount of R$32,396.

e)	Sale of Jatobá VI Farm

On May 6, 2021, the Company signed a purchase and sale agreement for the sale of a total area of 1,654 hectares (1,250 agricultural hectares) of the Jatobá VI Farm, a rural property located in the City of Jaborandi, State of Bahia, for 300 bags of soybean per useful hectare, which corresponded to R$67,061 as of May 6, 2021.

On May 6, 2021 and on June 30, 2021, the buyer met the contractual conditions to take possession of the Jatobá VI farm through two down payments of R$6,188 on each date, totaling R$12,376. As a result, a gain on sale of farms was recognized in the statement of income and the remaining balance corresponding to 300,048 soybean bags was recorded in accounts receivable, to be received in six annual installments through 2031.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Sale of farms in the year ended on June 30, 2020

f)	Sale of Jatobá IV Farm

On July 11, 2019, the Company signed a purchase and sale agreement for the sale of 1,134 hectares (893 agricultural hectares) of the Jatobá IV Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 302 bags of soybean per agricultural hectare, totaling R$23,183 as of September 2, 2019.

On September 2, 2019, the buyer met the contractual conditions to take possession of the Jatobá IV Farm through the down payment of R$2,698. As a result, a gain on sale of farms was recognized in the statement of income (see Note 22.b) and the remaining balance corresponding to 232,000 soybean bags was recorded in accounts receivable, to be received in six annual installments through 2025.

g)	Sale of Alto Taquari II Farm

On October 29, 2019, the Company entered into a purchase and sale agreement for the sale of 85 hectares (65 agricultural hectares) of the Alto Taquari III Farm, a rural property located in the City of Alto Taquari, State of Mato Grosso, for an amount corresponding to 1,100 bags of soybean per useful hectare, totaling R$5,513 as of October 29,2019.

On the same date, the buyer met the contractual conditions to take possession of the Alto Taquari II Farm through the down payment of R$1,044. As a result, revenue was recognized in the statement of income (see Note 22.b) and the remaining balance corresponding to 57,200 soybean bags is recorded in accounts receivable from sales of farms, to be received in four annual installments through 2023.

h)	Sale of Alto Taquari III Farm

On May 29, 2020, the Company entered into a purchase and sale agreement for the sale of 105 hectares (105 agricultural hectares) of the Alto Taquari III Farm, a rural property located in the city of Alto Taquari, state of Mato Grosso, for 1,100 bags of soybean per useful hectare, totaling R$11,037 as of May 29, 2020.

On the same date, the buyer met the contractual conditions to take possession of the Alto Taquari III Farm through the down payment of R$1,763. As a result, a gain on sale of farms was recognized in the statement of income (see Note 22.b) and the remaining balance corresponding to 93,478 soybean bags was recorded in accounts receivable, to be received in five annual installments through 2025.

i)	Sale of Jatobá V Farm

On June 30, 2020, the Company entered into a purchase and sale agreement for the sale of 1,875 hectares (1,500 agricultural hectares) of the Jatobá V Farm, a rural property located in the city of Jaborandi, state of Bahia, for 300 bags of soybean per useful hectare, totaling R$45,015 as of June 30, 2019.

On the same date, the buyer met the contractual conditions to take possession of the Jatobá V Farm through the down payment of R$5,000. As a result, a gain on sale of farms was recognized in the statement of income (see Note 22.b) and the remaining balance corresponding to 397,368 soybean bags was recorded in accounts receivable, to be received in seven annual installments through 2026.

2.2. Lease

Parceria Agrícola IX

On June 1, 2022, the Company entered into an agricultural partnership agreement with Regalito Farm to commercially explore a 5,714-hectare agricultural area. Located in the city of São José do Xingu, state of Mato Grosso, the farm was named Parceria IX and the agreement has duration of 12 years.

Parceria Agrícola X

On June 11, 2022, the Company entered into an agricultural partnership agreement with Nossa Senhora Aparecida Farm to commercially explore a 2,100-hectare agricultural area. Located in the city of São Félix do Araguaia, state of Mato Grosso, the farm was named Parceria X and the agreement has duration of 6 years. The lessor will grant possession of the farm by August 2022, after concluding the intercrop harvesting and the removal of all machinery.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

2.3.  Merger of Jaborandi Agrícola Ltda.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

2.4.	Warrants

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

2.5.	Public offering of shares

In February 2021, BrasilAgro completed a primary and secondary follow-on offering of common shares in the aggregate amount of R$440 million, with the issuance of 20,000,000 new common shares. The offering consisted of a restricted offering in Brazil, pursuant to Law No. 6,385, of December 7, 1976, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended, and a private placement to (a) a limited number of qualified institutional buyers in the United States, as defined in Rule 144A under the Securities Act, and (b) institutional and other investors outside the United States and Brazil that are not U.S. persons, in reliance on Regulation S under the Securities Act. As a result of this offering, the capital stock was increased to R$1,139.8 million, divided into 82,104,301 common shares.

Transaction costs in the amount of R$17,186 were recorded in equity as Share issue costs, net of tax effects, in the amount of R$5,843.

2.6.	Business combination – Acquisition of companies in Bolivia

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

On February 4, 2021, after the fulfillment of certain conditions precedent, which were fully satisfied, the Company assumed control of the aforementioned companies. The Company paid cash of R$160,399 based on the estimated preliminary net assets calculated as of June 30, 2020. The agreement set forth an adjustment in price to reflect the equity variation of the Bolivia-based companies from June 30, 2020 to the base date of the transaction, in accordance with the criteria established by the parties.

The procedures for adjusting the price were concluded on March 21, 2021 and generated an additional obligation of R$5,365, which was settled on April 30, 2021. The total consideration is shown below:

1/31/2021

Consideration paid in cash	160,399
Price adjustment	5,365
Total consideration transferred	165,764
Net assets acquired	(154,733)
Difference recorded in equity	11,031

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

The table below shows the assets and liabilities acquired by the Company in Jan 31,2021:

Current assets	Acres	Ombú	Yuchán	Yatay	Intercompany Eliminations	Total
Cash and cash equivalents	1,226	234	30	27	-	1,517
Trade accounts receivable	7,746	1,096	1,093	559	-	10,494
Inventories	1,734	1,016	844	35	-	3,629
Biological assets	10,416	4,525	3,292	-	-	18,233
Related-party transactions	2,757	43,935	88	66,369	(113,149)	-
Recoverable taxes and other credits	1,048	406	1,665	843	-	3,962
	24,927	51,212	7,012	67,833	(113,149)	37,835
Noncurrent assets
Investment properties	69,807	38,166	28,044	-	-	136,017
Property, plant and equipment	4,431	178	2,427	3	-	7,039
	74,238	38,344	30,471	3	-	143,056
Total assets	99,165	89,556	37,483	67,836	(113,149)	180,891

Current liabilities
Trade accounts and other payables	4,958	2,930	928	115	-	8,931
Labor obligations	56	24	22	1	-	103
Taxes payable	901	2,114	1,647	57	-	4,719
Related-party transactions	38,211	54,790	26,107	2,295	(113,149)	8,254
Advances from clients	3,443	1	-	-	-	3,444
	47,569	59,859	28,704	2,468	(113,149)	25,451
Noncurrent liabilities
Trade accounts and other payables	250	-	457	-	-	707
	250	-	457	-	-	707
Total liabilities	47,819	59,859	29,161	2,468	(113,149)	26,158

Total net assets acquired	51,346	29,697	8,322	65,368	-	154,733

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Other information

The results of the companies acquired in the period from the acquisition date to June 30, 2021 are presented below:

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

2.7.	Acquisition of Serra Grande Farm

On April 20, 2020, the Company acquired a total area of 4,489 hectares (2,904 agricultural hectares) of the Serra Grande Farm, a rural property located in the city of Baixa Grande do Ribeiro, state of Piauí, in the amount of R$25,047, corresponding to 282,884 soybean bags per agricultural hectares.

On the same date, BrasilAgro met the contractual conditions to take possession of the land upon the down payment of R$8,047. As of June 30, 2020, the remaining balance in the amount of R$14,263, corresponding to 162,000 soybean bags, will be paid in three annual installments upon delivery of 54,000 soybean bags each. The Company maintains its liability measured at fair value through profit or loss, as required by IFRS 13.

2.8.	Business combination – Agrifirma

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

2.8.1.	Number of shares delivered as consideration

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

(ii)	Issuance of the Agrifirma Warrants on behalf of one of the selling shareholders, entitling it to subscribe, anytime until January 22, 2022, to up to 654,487 new common shares of the BrasilAgro, with an exercise price of R$0.01 per share.

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

On April 1, 2020, BrasilAgro informed the former shareholders of Agrifirma Holding that the Final Exchange Ratio, was finalized and reached the minimum number established in the merger agreement, totaling 5,392,872 shares as final consideration to be paid by Brasilagro, as detailed below:

	Initial Exchange Ratio	Adjustment to exchange ratio	Final Exchange Ratio
Unrestricted shares	4,402,404	(357,750)	4,044,654
Shares with sale restriction	812,981	(66,065)	746,916
Total shares (i)	5,215,385	(423,815)	4,791,570
Warrants	654,487	(53,185)	601,302
	5,869,872	(477,000)	5,392,872

(i)	The adjustment in the exchange refers to the 423,815 shares, that the former shareholders of Agrifirma Holding will have to return. The share return process was completed on October 26, 2020.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

The following is the Final Exchange Ratio agreed after considering the Adjustments for indemnifications:

	Final Exchange Ratio	Adjustments for indemnifications	Final Exchange Ratio adjusted by indemnifications
Unrestricted shares	4,044,654	-	4,044,654
Shares with sale restriction	746,916	(109,291)	637,625
Total shares	4,791,570	(109,291)	4,682,279
Warrants	601,302	(87,985)	513,317
	5,392,872	(197,276)	5,195,596

2.8.2.	Accounting for the transaction

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

Year ended on June 30, 2022

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Consideration transferred at fair value

The following table summarizes the fair value of the consideration transferred for the acquisition of Agrifirma:

	Number of shares issued / to be issued	Brasilagro’s share market price as of January 27, 2020	Total consideration transferred
Unrestricted shares	4,044,654	-	115,587
Capital reserve	-	-	(33,566)
Unrestricted shares	4,044,654	20.28	82,021

Shares with sale restriction	637,625	20.28	12,930
Agrifirma Warrants (a)	513,317	20.27	10,405
Agrifirma Warrant Dividends (b)	-	-	740
Estimated consideration at fair value	5,195,596		106,096

To calculate the fair value of the consideration transferred on the acquisition date, the following assumptions were considered:

a)	Unrestricted and restricted shares: the fair value of the restricted and unrestricted shares, was calculated considering BrasilAgro’s quoted market share price on the B3 (Agro3) as of January 27, 2020.

b)	Agrifirma Warrants: the fair value was measured based on BrasilAgro´s quoted share market price on the B3 as of January 27, 2020, adjusted by the exercise price of R$0.01 per warrant.

c)	Agrifirma Warrant Dividends: the fair value of Agrifirma Warrant Dividends, was based on the average dividend yield of the last four years and BrasilAgro’s quoted share market price on the B3 as of January 27, 2020, discounted to present value.

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

The unrestricted shares do not have the element of variability, and as such is recognized in equity. The difference between the capital increase, in accordance with the Merger Agreement, and the consideration transferred at fair value of the unrestricted shares as of January 27, 2020, totaling R$30,566 is recorded in Capital Reserve.

2.8.3. Other Information

The results of the Agrifirma Group consolidated by BrasilAgro from the acquisition dated, i.e. January 27, 2020 to June 30, 2020, are as follows:

1/27/2020 to 6/30/2020
Net revenue	19,194
Net income for the period	1

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Had the transaction been consummated on July 1, 2019, the net revenue and loss for the year of Agrifirma consolidated by BrasilAgro would have been as follows:

7/1/2020 to 6/30/2020
Net income	27,949
Loss for the year	(64,305)

2.9.	Cyber attack

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

2.10.	COVID-19 Impacts

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

Short- and long-term liquidity is preserved, and even any changes in inbound and outbound shipments are scaled to not affect significantly the Company’s financial position. BrasilAgro did not identify significant risks with regard to its capacity to continue operating. During the year ended June 30, 2022, no significant impacts were identified.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

2.11.	Other performance aspects

Part of the Company’s revenue is generated by the sale of commodities to local clients, in the context of a global market for said commodities relies on an extensive logistics and supply chain, including ports, distribution centers and suppliers.

Given the geopolitical scenario with significant impacts from the war between Russia and Ukraine, which began on February 24, 2022, the Company adopted certain measures with regard to the acquisition of inputs for the 2022/23 crop year, as follows:

●	acquisition of 65% of fertilizers, of which 70% were already delivered;

●	acquisition of 100% of chemical inputs;

●	daily monitoring of commodity and fertilizer prices.

The remaining inputs will be negotiated at opportune times, with fertilizer prices starting to fall after reaching record high levels for imports and reaching the same levels of the previous year. The expectation is for the increase in input prices to be offset by the increase in commodity prices, supporting the capture of margins above the historical average.

With regard to its business, a factor that merits attention is the strong demand for exports benefited by the appreciation in the U.S. dollar. With regard to the logistics chain, note that no significant disruptions occurred in export operations and logistics and in inbound shipments of inputs, most of which already have been acquired. With regard to commitments for sales to clients, the Company has not identified any material changes.

Short- and long-term liquidity is preserved, and even any changes in inbound and outbound shipments are scaled to not affect significantly the Company’s financial position. BrasilAgro did not identify significant risks with regard to its capacity to continue operating.

3. Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

3.1.	Basis of preparation

On October 31, 2022 the Company’s Executive Board, Board of Directors and Fiscal Council approved the Company’s consolidated financial statements and authorized their issuance.

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

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Non-financial data included in these financial statements, such as sales volume, planted and leased area, number of farms, were not audited by the independent auditors.

Basis of consolidation

The consolidated financial statements comprise the financial statements of BrasilAgro and its subsidiaries as of June 30, 2022, 2021, and 2020 as described below:

		Ownership %
		2022	2021	2020
Jaborandi Agrícola Ltda. (c)	Brazil	-	-	99.99
Imobiliária Jaborandi Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Cremaq Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Engenho Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Araucária Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Mogno Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Cajueiro Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Ceibo Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Flamboyant Ltda.	Brazil	99.99	99.99	99.99
Palmeiras S.A.	Paraguay	99.99	99.99	99.99
Agropecuaria Morotí S.A.	Paraguay	99.99	99.99	99.99
Agrifirma Agro Ltda.	Brazil	99.99	99.99	99.99
Agrifirma Bahia Agropecuária Ltda.(a)	Brazil	99.99	99.99	99.99
I.A. Agro Ltda. (a)	Brazil	99.99	99.99	99.99
GL Empreendimentos e Participações Ltda.(a)	Brazil	-	99.99	99.99
Agrifirma Delaware LLC (a)	Brazil	-	-	100
Avante Comercializadora S.A.	Brazil	-	100	-
Agropecuaria Acres Del Sud S.A. (b)	Bolivia	100	100	-
Ombú Agropecuaria S.A. (b)	Bolivia	100	100	-
Yuchán Agropecuaria S.A.(b)	Bolivia	100	100	-
Yatay Agropecuaria S.A. (b)	Bolivia	100	100	-

(a)	Subsidiaries of Agrifirma – indirect control.

(b)	Subsidiaries acquired in Bolivia (Note 2.4).

(c)	Merged into the subsidiary Agrifirma on June 1, 2021, see Note 2.3.

(d)	Merged into the subsidiary Agrifirma Bahia on May 2, 2022.

The subsidiaries are consolidated from the date of acquisition and consolidation ceases when the Company loses control. The financial statements of the subsidiaries are prepared for the same reporting period of BrasilAgro, using consistent accounting policies. All intergroup balances, revenues and expenses are fully eliminated in the consolidated financial statements.

3.2.	Foreign currency translation

a)	Functional and presentation currency

Items included in the financial statements of each of the subsidiaries headquartered in Brazil and the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). For the subsidiaries headquartered in Paraguay, the functional currency is the U.S. dollar, and for the subsidiaries headquartered in Bolivia, the functional currency is the Bolivian boliviano. Therefore, the functional currency of entities based in Brazil and the group’s presentation currency is the Brazilian real (“R$”).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

3.3.	Investment in joint venture

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

3.4.	Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, bank deposits and short-term highly liquid financial investments for which there are no fines or other restrictions for their immediate redemption from the issuer of the instrument.

Marketable securities include the financial investments provided as guarantee for loans and financing recorded in current and noncurrent assets based on the maturities of referred to loans and financing.

Cash equivalents and marketable securities are measured at fair value through profit or loss.

Financial investments and repurchase agreements may mature within more than 90 days from the date of contract, and may have repurchase guarantee contractually provided by the financial institution issuing the security, allowing the redemption of securities at the amount originally invested plus interest with no penalty. They are classified as cash and cash equivalents. Investments in deposit certificates that are not eligible for redemption without penalties are held in marketable securities.

Certain debt agreements require the Company to keep marketable securities as guarantee for the outstanding balances. Such investments are linked while held in guarantee. The Company records the purchases and sales of such investments as investment activities in the statement of cash flows.

The fixed income investments are intended to maintain the amounts held by the Company and not yet allocated to rural activities, and are governed by a policy approved by the Board of Directors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

3.5. Financial instruments

3.5.1. Classification and measurement

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

●	Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognized in statement of income when the asset is derecognized, modified or impaired.

●	The Company’s financial assets at amortized cost include all trade account receivables, loans with affiliates and marketable securities given as collateral for loans and financing.

Impairment of financial assets

The following financial assets held by the Company are subject to the model of “expected credit losses:”

●	Financial assets measured at amortized cost; and

●	Financial assets measured at fair value through other comprehensive income.

Although cash and cash equivalents also are subject to impairment requirements under IFRS 9, the impairment losses on these assets are not significant.

Trade accounts receivable and contract assets

The Company applies a simplified approach for IFRS 9 to measure expected credit losses considering an estimate for expected losses over the useful life for all trade accounts receivable and contract assets.

Expected loss rates are based on sale payment profiles during a certain period, respectively, and the corresponding historical credit losses incurred during this period. Historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors that affect the clients’ capacity to settle receivables.

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications that there is no reasonable expectation of recovery include: incapacity of the debtor to undertake a renegotiation plan of their debt with the Company or to make contractual payments of liabilities overdue more than 90 days.

Impairment losses of trade accounts receivable and contract assets are presented as net impairment losses, under operating profit. Subsequent recoveries of amounts previously written off are credited in the same account.

Financial assets measured at amortized cost and at fair value through other comprehensive income

All investments in bonds at amortized cost and at fair value through other comprehensive income are considered to have low credit risk and the estimate for recognized losses during the period was therefore limited to expected credit losses in 12 months. Management considers “low credit risk” instruments traded in the market if such investment rating is assigned by at least one important rating agency. Other instruments are considered to have low credit risk when they pose a low risk of default and when its issuer has strong capacity to meet its contractual cash flow obligations in the short term.

Estimated losses from investments in bonds at fair value through other comprehensive income are recognized in profit or loss and reduce the fair value loss recognized in other comprehensive income. The result from application of the model of expected credit losses for said financial assets was insignificant.

Other financial assets at amortized cost include bonds that do not pay interest and listed private securities (previously held to maturity), loans to related parties and other accounts receivable. Estimated losses from other financial assets at amortized cost are recognized in profit or loss for the year.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

This category generally applies to interest-bearing loans and borrowings. For more information, see Note 17.

3.6. Derivative financial instruments

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

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of income (Note 26). The fair value of derivative financial instruments is disclosed in Note 7.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

3.7. Trade receivables

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

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in Reais, equivalent to a quantity of soybean bags at the sale date, are designated at fair value through profit or loss upon initial recognition. The amount of the receivable is subsequently remeasured at each balance sheet date by applying to the contractual committed quantity of soybean bags by the quotation of soybean for future delivery at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by translating the resulting U.S. dollars amount to Reais using the U.S. dollar exchange rate for future delivery on the same maturity date (considering that future soybean quotations are denominated in U.S.dollar) and finally discounting the resulting amount to present value. The gain (loss) on remeasurement of the receivable is recognized in financial income and expenses under “Gain (loss) on remeasurement of receivables from sale of farms” (Note 26).

3.8. Inventories

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

3.9. Biological assets

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

Year ended on June 30, 2022

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

For segregation purposes, when applicable, the Company classifies its cattle herd into: consumable cattle (current assets), which can be sold as a biological asset for meat production; and bearer cattle (non-current assets), which is used in farm operations to generate other biological assets. On June 30, 2022, the Company only had bearer and consumable cattle, which includes calves, heifers, pregnant heifers, pregnant cows, steers and bulls.

The fair value of beef cattle is determined based on market prices, given the existence of an active market. Gain or loss from changes in the fair value of beef cattle is recognized in statement of income for the period (Note 10). The Company considered the prices in the cattle market in Bahia state and in Boqueron (Paraguay), considered the principal market, and the metrics used in the market.

Accordingly, consumable cattle and bearer cattle are measured based on observable market prices, weight, and age of the animals.

3.10. Investment properties

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

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The land of rural properties purchased by the Company is measured at acquisition cost, which does not exceed its net realizable value, and is presented in “Non-current assets”. The fair value of each property is disclosed in Note 11.

Buildings, improvements and opening of areas in investment properties are measured at historical cost, less accumulated depreciation, following the same criteria described for property, plant and equipment in Note 3.11.

3.11. Property, plant and equipment

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

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

	Annual depreciation rates %
	2022	2021	2020
Buildings and improvements	3	3	2-25
Equipment and facilities	7	7	10
Vehicles and agricultural machinery	7	7	13-20
Furniture and fixtures	10	10	10
Opening of areas	5	5	5-20
Permanent cultures	20	20	16-27

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

3.12. Intangible assets

Intangible assets includes software license and are amortized over their estimated useful life of 5 years. Costs associated with software maintenance are recognized as an expense as incurred.

The Company has no intangible assets with indefinite useful life.

3.13. Impairment of non-financial assets

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

On June 30, 2022, 2021 and 2020, no indication of impairment of assets was identified.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

3.14. Trade accounts payables

Trade account payables are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Trade accounts payables are classified as current liabilities if payment is due within one year or less, otherwise they are classified as non-current liabilities.

3.15. Loans, financing and debentures

Loans, financing and debentures are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the settlement value is recognized in the statement of income over the agreement period using the effective interest rate method.

Fees paid to obtain lines of credit are recognized as transaction costs to the extent that it is probable that part or all of the line will be used. In this case, fees are deferred until disbursement occurs. When there is evidence of the probability of disbursement of part or all of the loan, the fee is capitalized as a prepayment of liquidity services and amortized over the period of the loan to which it relates.

Loans, financing and debentures are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months or longer after the balance sheet date.

3.16. Provisions

Provisions are recognized when the Company has a present, legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Contingent liabilities arising from labor, tax, civil and administrative claims are recorded at their estimated amount when the likelihood of loss in considered probable (Note 4.a).

3.17. Current and deferred income tax and social contribution

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

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. In Brasil such rates are 25% for income tax and 9% for social contribution tax (Note 18).

3.18. Employee benefits

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

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

3.19. Capital

Common shares are recorded in equity. Incremental costs directly attributable to issue new shares or options are shown in equity as a deduction of the issued amount, net of taxes.

3.20. Revenue from contracts with customers

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

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

3.21. Financial income and expenses

Includes interest and foreign exchange variations arising from loans and financing contracts, marketable securities, trade accounts receivable, gain and losses on remeasurement of receivables from sale of farms and machinery, gains and losses for changes in fair value of derivative financial instruments, as well as discounts obtained from suppliers for the prepayment trade accounts payable.

3.22. Leases

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

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, change in the lease term, change in lease payments (e.g., changes to future payments resulting from a change in the index or rate used to determine such lease payments) or changes in the assessment of an option to purchase the asset.

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

3.23. Distribution of dividends

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

3.24. Adjustment to present value – assets and liabilities

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

3.25. Basic and diluted earnings (loss) per share

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

3.26. Statement of cash flows

Interest paid is classified as cash flows from financing activities since it represents costs for obtaining financial resources and are not considered cash flows from operating activities of the Company.

Acquired investment properties are held for capital appreciation and the value of the assets is intended to be recovered through sales in the ordinary course of business. In 2022, cash inflows and outflows related to investment properties are classified under cash flows from operating activities. In 2021 and 2020, certain cash flows related to investment properties were included as cash flows from investing activities. While the effect of the change in classification of those cash flows from investing to operating activities is not material, management has retrospectively revised those periods for comparison purposes. All non-cash transactions from acquired investment properties are disclosed on Note 19.

The retrospective changes in the comparative periods can be summarized as follows:

	2021			2020
	Originally presented	Effects of Change in classification	After change in classification	Originally presented	Effect of Change in classification	After change in classification
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year	317,646	-	317,646	119,554	-	119,554
Gain on sale of farms	(53,097)	21,360	(31,737)	(61,420)	15,538	(45,882)
Trade accounts payable	4,136	(55,192)	(51,056)	(35,698)	(24,173)	(59,871)
Other operational cash flows	(117,453)	-	(117,453)	46,588	-	46,588
Net cash flows from operating activities	151,232	(33,832)	117,400	69,024	(8,635)	60,389

CASH FLOW FROM INVESTING ACTIVITIES
Additions to investment properties	(55,192)	55,192	-	(24,173)	24,173	-
Cash received from sale of farms	21,360	(21,360)	-	15,538	(15,538)	-
Other investing cashflows	(180,177)	-	(180,177)	(20,660)	-	(20,660)
Net cashflows used in investing activities	(214,009)	33,832	(180,177)	(29,295)	8,635	(20,660)

3.27. Non-financial obligations

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

3.28. Business combinations

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

3.29. Non-current assets held for sale

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

3.30. Fair value measurement

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

3.31. New standards, amendments and interpretations

The following alterations in standards were issued by the IASB but have not become effective for fiscal year 2022. Early adoption of standards, although encouraged by IASB, is not allowed in Brazil.

●	Amendment to IAS 16 – Property, plant and equipment: in May 2020, the IASB issued an amendment that prohibits an entity from deducting from the cost of property, plant and equipment the amounts received from the sale of items produced while the asset is being prepared for its intended use. Such related revenues and costs must be recognized in profit or loss for the fiscal year. The effective date for adoption of this amendment is January 1, 2022.

●	Amendment to IAS 37 – Provision, Contingent Liabilities and Contingent Assets: in May 2020, the IASB issued this amendment to clarify that for the purpose of assessing if a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of the other costs related directly to fulfilling the contract. The effective date for adoption of this amendment is January 1, 2022.

●	Amendment to IFRS 3 – Business Combination: issued in May 2020, with the aim of substituting the references of the former conceptual framework. The amendment to IFRS 3 becomes effective as from January 1, 2022.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

●	Annual improvements – 2018-2020 cycle: in May 2020, the IASB issued the following amendments as part of the annual improvement process, effective as from January 1, 2022:

(i)	IFRS 9 – Financial Instruments: clarifies that fees must be included in the 10% test for the write off financial liabilities.

(ii)	IFRS 16 – Leases: amendment to example 13 to exclude the example of payments of the lessor related to improvements to the property leased.

(iii)	IFRS 1 – First-time Adoption of International Financial Reporting Standards: simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, regarding the measurement of the accrued amount of exchange variation.

(iv)	IAS 41 – Biological Assets: removes the requirement to exclude cash flows from taxation when measuring fair value of biological assets and agricultural products, thereby aligning the requirements for measurement of fair value under IAS 41 with other IFRS standards.

●	Amendment to IAS 1 – Presentation of Financial Statements: issued in May 2020, with the purpose of clarifying that liabilities are no longer classified as current or non-current, depending on the rights existing at the end of the period. The classification is not affected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or breach of a covenant). The amendments also clarify the meaning of “settlement” of a liability under IAS 1. The amendments to IAS 1 become effective as from January 1, 2023.

●	Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies: in February 2021, the IASB issued a new amendment to IAS 1 regarding the disclosure of “material” accounting policies instead of “significant” accounting policies. The amendments define the meaning of “information on material accounting policy” and explain how to identify such information. It also clarifies that the disclosure of immaterial information on accounting policy is not mandatory, but if disclosed, must not obscure significant accounting information. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidelines about how to apply the concept of materiality to accounting policy disclosures. This amendment becomes effective as from January 1, 2023.

●	Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: the amendment issued in February 2021 clarifies how entities must distinguish the changes in accounting policies from changes in accounting estimates, since changes in accounting estimates are applied prospectively to future transactions and other future events, while changes in accounting policies are generally applied retrospectively to previous transactions and other prior events, as well as to the current period. This amendment becomes effective as from January 1, 2023.

●	Amendment to IAS 12 – Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred taxes on transactions that, upon initial recognition, result in equal amounts of taxable and deductible temporary differences. This normally applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and refurbishing obligations, for example, and require the recognition of additional deferred tax assets and liabilities. This amendment becomes effective as from January 1, 2023.

New or revised pronouncements applied for the first time in the year ended June 30, 2020

●	IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The Company adopted IFRS 16 using the modified retrospective method of adoption, with the date of initial application of July 01, 2019.

The standard had significant impacts on the financial statements, since, according to the new principles introduced by IFRS 16, the Company recognized lease liabilities and right-of-use assets on the date of initial application for leases previously classified as operating leases. The Company’s main contract are related to agricultural partnership operations and land lease, in addition to other less relevant contracts that involve the lease of machinery, vehicles and properties .

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

The impacts of IFRS 16 upon its initial adoption as of July 01, 2019 are presented below. The initial adoption of IFRS 16 did not produce any impacts in equity:

	As previously stated	Reclassifications	Reclassified	Impacts - IFRS 16	After adoption of IFRS 16
Assets
Right-of-use of leases (Note 13)	-	-	-	92,794	92,794
Other assets	1,357,614	-	1,357,614	-	1,357,614

Total	1,357,614	-	1,357,614	92,794	1,450,408

Liabilities and shareholders’ equity
Lease payable (Note 14)	-	47,446	47,446	92,794	140,240
Trade account payables and other liabilities	138,654	(26,249)	112,405	-	112,405
Financial lease	21,197	(21,197)	-	-	-
Related-party transactions	2,405	-	2,405	-	2,405
Other liabilities	314,825	-	314,825	-	314,825
Shareholders’ Equity	880,533	-	880,533	-	880,533

Total	1,357,614	-	1,357,614	92,794	1,450,408

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

●	Interpretation IFRIC 23 – Uncertainty over income tax treatments

The Interpretation specifically addresses the following:

●	Whether an entity considers uncertain tax treatments separately

●	The assumptions an entity makes about the examination of tax treatments by taxation authorities

●	How an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates

●	How an entity considers changes in facts and circumstances

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

The Company assessed the amendments above and no material impact is expected.  There are no other IFRS standards or IFRIC interpretations that have not become effective that could have a significant impact on the Group’s financial statements.

4. Significant accounting estimates and judgments

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

The Company is party to different legal and administrative proceedings, as described in Note 28. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss is responsibility of the Company and includes the opinion of outside legal advisors.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

c)	Variable consideration

In the case of sales for which official measurement during or upon termination of the agreement is mandatory, the Company adopts the variable consideration concept set forth in IFRS 15 – Revenue and does not recognize 2.3% of the sale until the measurement is made. This percentage, whose calculation is based on the highest historical deviation plus a safety margin, represents the risk of proportional reversion upon sale recognition if there is any difference between the area negotiated and the area delivered. The unrecognized portion of revenue (2.3%) is recognized upon completion of the process.

d)	Investment properties

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

Methodology used

At June 30, 2022, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

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

iii)	The value of land for agriculture in the surveyed region, is referenced to the future price of soybean bag. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare. Accordingly, the amount in Reais (R$) of the property varies directly due to the variation in the soybean price; and

iv)	The soybean price considered at June 30, 2022, was R$168.96 (Região de Barreiras – BA), R$170.34 (Região de Balsas – MA), R$170.76 (Região de Rondonópolis – MT), R$171.66 (Região de Uruçuí – PI), R$168.66 (Região de Mineiros – GO) e R$170.76 (Região de Unaí – MG); on June 30, 2021, it was R$137.40 (Barreiras Region – Bahia), R$159.20 (Balsas Region – Maranhão), R$150.00 (Rondonópolis Region – Mato Grosso), R$145.10 (Uruçuí Region – Piauí), R$150.00 (Mineiros Region – Goiás) and R$148.70 (Unaí Region – Minas Gerais) and the U.S. dollar for the period was R$/USD5.36 (R$/USD5.00 on June 30, 2021). This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the price of soybean bag.

There were no changes in the valuation methodology used to estimate the fair value of the investment properties.

e)	Deferred income tax

The Company recognizes deferred income tax assets and liabilities, as described in Note 18, on tax loss carryforwards and temporary differences between the carrying amount and the tax basis of assets and liabilities using statutory rates. The Company regularly assesses if the deferred income tax assets recognized are recoverable, considering the taxable profit generated in the past as well as the expected future taxable profit, in accordance with a technical feasibility study performed by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

f)	Leases

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate which ranges between 6.56% and 16.52% (4.80% and 10.92% on June 30, 2021).

For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16, and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are stipulated in tons of cane and translated into local currency based on the Consecana price in effect at the time.

5. Financial risk management

5.1. Financial risk factors

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

a)	Cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and accounts payable. The amounts recorded approximate their estimated fair value.

b)	Loans, financing and debentures. The book value of loans, financing and debentures, denominated in reais have its interest rates either fixed or based on the variation of IPCA (Broad National Consumer Price Index) and CDI and exchange rate and approximates their fair value.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

5.3. Analysis of exposure to financial asset and liability risks

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

This risk arises from the possibility that the Company may incur losses due to fluctuations in the interest rates or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by inflation, such as the IPCA.

c)	Agricultural commodities price risk

This risk arises from the possibility that the Company may incur losses due to fluctuations in the market prices of agricultural products.

5.4. Objectives and strategies of risk management and of use of derivative financial instruments

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

5.5. Risks related to each operating strategy

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

5.6. Restrictions related to the use of derivative financial instruments

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

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

The sensitivity analysis shows the impact from the changes in the market variables on the afore mentioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates five distinct scenarios that differ due to the intensity of variation in relation to the current market. At June 30, 2022, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The assumptions and scenarios are as follows:

							2022
					Devaluation in reais R$		Appreciation in Reais R$
Product	Price	Market	Maturity	Probable scenario	Scenario I -25%	Scenario II - 50%	Scenario III + 25%	Scenario IV+ 50%
Soybean	R$/bag	CBOT	02/14/2023	167.84	125.88	83.92	209.80	251.76
Soybean	R$/bag	CBOT	02/24/2023	167.84	125.88	83.92	209.80	251.76
Soybean	R$/bag	CBOT	02/27/2023	167.84	125.88	83.92	209.80	251.76
Soybean	R$/bag	CBOT	02/28/2023	167.84	125.88	83.92	209.80	251.76
Soybean	R$/bag	CBOT	06/30/2023	166.88	125.16	83.44	208.60	250.32
Soybean	R$/bag	CBOT	04/28/2023	167.49	125.62	83.75	209.36	251.24

Cotton	R$/arroba	CBOT	11/11/2022	171.19	128.39	85.60	213.99	256.79
Cotton	R$/arroba	CBOT	11/16/2022	171.19	128.39	85.60	213.99	256.79
Cotton	R$/arroba	CBOT	11/14/2023	143.34	107.51	71.67	179.18	215.01

Corn	R$/bag	OTC/Stock Exchange	09/15/2022	87.10	65.33	43.55	108.88	130.65
Corn	R$/bag	OTC/Stock Exchange	09/19/2022	87.10	65.33	43.55	108.88	130.65
Corn	R$/bag	OTC/Stock Exchange	03/15/2023	94.63	70.97	47.32	118.29	141.95
Corn	R$/bag	OTC/Stock Exchange	09/15/2023	86.96	65.22	43.48	108.70	130.44

Ethanol	R$/m3	CBOT	07/05/2022	3,080.00	2,310.00	1,540.00	3,850.00	4,620.00
Ethanol	R$/m3	CBOT	08/02/2022	2,900.00	2,175.00	1,450.00	3,625.00	4,350.00
Ethanol	R$/m3	CBOT	09/02/2022	2,880.00	2,160.00	1,440.00	3,600.00	4,320.00
Ethanol	R$/m3	CBOT	10/04/2022	2,875.00	2,156.25	1,437.50	3,593.75	4,312.50
Ethanol	R$/m3	CBOT	11/03/2022	2,925.00	2,193.75	1,462.50	3,656.25	4,387.50
Ethanol	R$/m3	CBOT	12/02/2022	3,015.00	2,261.25	1,507.50	3,768.75	4,522.50
Ethanol	R$/m3	CBOT	01/04/2023	3,120.00	2,340.00	1,560.00	3,900.00	4,680.00
Ethanol	R$/m3	CBOT	02/03/2023	3,200.00	2,400.00	1,600.00	4,000.00	4,800.00
Ethanol	R$/m3	CBOT	03/03/2023	3,200.00	2,400.00	1,600.00	4,000.00	4,800.00
Ethanol	R$/m3	CBOT	04/05/2023	3,150.00	2,362.50	1,575.00	3,937.50	4,725.00
Ethanol	R$/m3	OTC/Stock Exchange	07/05/2022	3,080.00	2,310.00	1,540.00	3,850.00	4,620.00
Ethanol	R$/m3	OTC/Stock Exchange	08/02/2022	2,900.00	2,175.00	1,450.00	3,625.00	4,350.00
Ethanol	R$/m3	OTC/Stock Exchange	09/02/2022	2,880.00	2,160.00	1,440.00	3,600.00	4,320.00
Ethanol	R$/m3	OTC/Stock Exchange	09/05/2022	2,880.00	2,160.00	1,440.00	3,600.00	4,320.00
Ethanol	R$/m3	OTC/Stock Exchange	10/04/2022	2,875.00	2,156.25	1,437.50	3,593.75	4,312.50
Ethanol	R$/m3	OTC/Stock Exchange	11/03/2022	2,925.00	2,193.75	1,462.50	3,656.25	4,387.50
Ethanol	R$/m3	OTC/Stock Exchange	12/02/2022	3,015.00	2,261.25	1,507.50	3,768.75	4,522.50
Ethanol	R$/m3	OTC/Stock Exchange	01/04/2023	3,120.00	2,340.00	1,560.00	3,900.00	4,680.00
Ethanol	R$/m3	OTC/Stock Exchange	01/31/2023	3,200.00	2,400.00	1,600.00	4,000.00	4,800.00
Ethanol	R$/m3	OTC/Stock Exchange	02/28/2023	3,200.00	2,400.00	1,600.00	4,000.00	4,800.00
Ethanol	R$/m3	OTC/Stock Exchange	03/31/2023	3,150.00	2,362.50	1,575.00	3,937.50	4,725.00

Fed cattle	R$/bag	OTC/Stock Exchange	10/31/2022	334.85	251.14	167.43	418.56	502.28

USD	-	-	07/26/2022	5.26	3.95	2.63	6.58	7.89
USD	-	-	07/28/2022	5.27	3.95	2.63	6.58	7.90
USD	-	-	10/31/2022	5.40	4.05	2.70	6.75	8.09
USD	-	-	11/23/2022	5.42	4.07	2.71	6.78	8.14
USD	-	-	01/30/2023	5.52	4.14	2.76	6.90	8.28
USD	-	-	05/31/2023	5.66	4.25	2.83	7.08	8.50
USD	-	-	06/30/2023	5.70	4.28	2.85	7.13	8.55
USD	-	-	07/31/2023	5.74	4.31	2.87	7.18	8.61
USD	-	-	11/30/2023	5.88	4.41	2.94	7.35	8.82

Interest	-	-	08/15/2023	13.70%	10.28%	6.85%	17.13%	20.55%
Interest	-	-	04/17/2028	12.74%	9.55%	6.37%	15.92%	19.11%

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

		Consolidated				Scenario I -			Scenario I - Possible			Scenario II - Remote			Scenario III - Possible			Scenario IV - Remote
(*)annual		At June 30, 2022				Probable			Decrease			Decrease			Increase			Increase
average rates		Balance	Notional/			Balance			Balance	-25%		Balance	-50%		Balance	-25%		Balance	-50%
Operation	Risk	(R$)	Position	Rate		(R$)	Rate		(R$)	Rate		(R$)	Rate		(R$)	Rate		(R$)	Rate

Short-term investments	CDI	397,001	-	13.15%		(2,501)	13.78%		(13,697)	10.34%		(27,353)	6.89%		13,697	17.23%		27,353	20.67%
Marketable securities	CDI	19,580	-	13.15%		(123)	13.78%		(675)	10.34%		(1,351)	6.89%		675	17.23%		1,351	20.67%
Marketable securities	SELIC	2,485	-	13.15%		(16)	13.78%		(86)	10.34%		(173)	6.89%		86	17.23%		173	20.67%
Marketable securities	IPCA	92,385	-	11.07%		(196)	11.28%		(2,670)	8.46%		(5,214)	5.64%		2,607	14.10%		5,214	16.92%
Cash - USD	USD	24,291	4,637	5.24		(2,155)	5.70		(6,612)	4.28		(13,222)	2.85		6,612	7.13		13,222	8.56
Total cash, cash equivalents		535,742	4,637			(4,991)			(23,677)			(47,313)			23,677			47,313

Financing in Paraguay	USD	(16,760)	(3,200)	5.24		(7,799)	5.70		23,900	4.28		47,801	2.85		(23,900)	7.13		(47,801)	8.56
Financing in Bolivia	USD	(10,840)	(2,069)	5.24		(5,044)	5.70		15.458	4.28		30,912	2.85		(15,458)	7.13		(30,912)	8.56
Debentures	CDI	(336,389)	-	13.15%		(2,119)	13.78%		11,605	10.34%		23,177	6.89%		(11,605)	17.23%		(23,177)	20.67%
Total financing (b)		(363,989)	(5,269)			(14,962)			50,963			101,890			(50,963)			(101,890)

Araucária V	Soybean bags	27,917	201,600	155.57		-	155.57		(6.979)	116.68		(13,959)	77.78		6,979	194.46		13,959	233.35
Jatobá II	Soybean bags	147,852	1,047,598	173.37		-	173.37		(36,963)	130.03		(73,926)	86.69		36,963	216.72		73,926	260.06
Jatobá III	Soybean bags	56,332	24,259	173.37		-	173.37		(14,083)	130.03		(28,166)	86.69		14,083	216.72		28,166	260.06
Jatobá IV	Soybean bags	14,243	108,000	168.85		-	168.85		(3,561)	126.64		(7,122)	84.42		3,561	211.06		7,122	253.27
Jatobá V	Soybean bags	40,597	300,000	174.98		-	174.98		(10,149)	131.23		(20,299)	87.49		10,149	218.72		20,299	262.46
Jatobá VI	Soybean bags	39,439	108,000	168.85		-	168.85		(9,860)	126.64		(19,720)	84.42		9,860	211.06		19,720	253.27
Alto Taquari II	Soybean bags	2,174	14,726	164.90		-	164.90		(544)	123.68		(1,087)	82.45		544	206.13		1,087	247.36
Alto Taquari III	Soybean bags	10,735	79,478	166.17		-	166.17		(2,864)	124.63		(5,368)	83.09		2,684	207.71		5,368	249.26
Alto Taquari IV	Soybean bags	137,261	1,110,703	167.62		-	167.62		(34,315)	125.72		(68,631)	83.81		34,315	209.53		68,631	251.43
Rio do Meio I	Soybean bags	73,619	586,165	181.88		-	181.88		(18,405)	136.41		(36,810)	90.94		18,405	227.35		36,810	272.81
Total receivables from farms (b)		550,169	3,580,529			-			(137,543)			(275,088)			137,543			275,088

Derivative operations	Grains	(10,683)	(2,176,933)		(a)	(10,684)		(a)	141,369		(a)	62,346		(a)	(88,995)		(a)	(167,423)		(a)
Derivative operations	USD	1,281	(40,550)		(a)	1,282		(a)	175,704		(a)	78,123		(a)	(102,081)		(a)	(203,858)		(a)
Derivative operations	Cattle (@)	-	(27,720)		(a)	-		(a)	4,988		(a)	2,530		(a)	(2,387)		(a)	(4,846)		(a)
Derivative operations	Cotton (lbs)	(636)	(2,000,000)		(a)	(636)		(a)	2,583		(a)	1,035		(a)	(1,959)		(a)	(3,411)		(a)
Derivative operations	Ethanol (M^3)	3,077	(30,930)		(a)	3,077		(a)	31,724		(a)	18,113		(a)	(18,185)		(a)	(42,569)		(a)
Derivative operations	Swap (BRL)	(1,619)	141,323		(a)	(1,619)		(a)	6,782		(a)	2,916		(a)	(7,820)		(a)	(14,091)		(a)
Margin - LFT Socopa and XP	SELIC	33,001	-	13.15%		(208)	13.78%		(1,135)	10.34%		(2,277)	6.89%		1,139	17.23%		2,274	20.67%
Total derivatives (a)		24,421				(8,788)			362,015			162,786			(220,288)			(433,924)

Cresca, net	USD	(1,642)	(313)	5.24		(143)	5.70		446	4.28		893	2.85		(446)	7.13		(8893)	8.56
Cresud, net	USD	(312)	(60)	5.24		(30)	5.70		86	4.28		171	2.85		(86)	7.13		(171)	8.56
Helmir, net	USD	(5,518)	(1,053)	5.24		(488)	5.70		1,501	4.28		3,003	2.85		(1,501)	7.13		(3,003)	8.56
Total related parties		(7,472)	(1,426)			(661)			2,033			4,067			(2,033)			(4,067)

Serra Grande Farm	Soybean bags	(8,159)	54,000	151.20		-	151.20		2,040	113.40		4,080	75.60		(2,040)	189.00		(4,080)	226.80
Total Acquisitions payable		(8,159)	54,000			-			2,040			4,080			(2,040)			(4,080)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions and receivables from farms with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

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

The table below presents the Company’s financial liabilities by maturity based on the remaining period from the balance sheet date to the contractual maturity due date. The Contract Value is an undiscounted cash flows until the due date that differ from the Book Value which is based on discounted cash flows at the date of the financial statements. When the amount payable is not fixed, the amount shown is determined with reference to the conditions existing at the end of the year.

	Note	Book value	Contractual value	Less than one year	From one to two years	From three to five years	Above five years
At June 30, 2022
Derivative financial instruments	7	39,336	39,336	34,064	2,878	2,394	-
Lease payables	15	137,434	247,412	35,801	59,130	64,473	88,008
Trade payable	16	80,426	80,426	80,426	-	-	-
Loans, financing and debentures	17	453,041	648,267	137,919	48,666	323,929	137,753
Other liabilities	19	41,248	41,248	28,846	-	-	-
Transactions with related parties	30	7,472	7,472	-	7,472	-	12,402

At June 30, 2021
Derivative financial instruments	7	50,539	50,539	48,574	645	1,320	-
Lease payables	15	101,772	129,384	33,461	43,901	35,542	16,480
Trade payable	16	75,224	75,224	75,224	-	-	-
Loans, financing and debentures	17	663,181	974,670	344,827	131,037	357,822	140,984
Other liabilities	19	52,428	52,428	45,133	7,295	-	-
Transactions with related parties	30	8,087	8,087	5,568	2,519	-	-

5.9.	Capital management

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

Year ended on June 30, 2022

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

The following table demonstrates the financial debts.

	2022	2021
Total derivatives (Note 7)	(24,421)	14,001
Loans, financing and debentures (Note 17)	453,041	663,181
Total acquisitions payable (Note 19)	41,248	52,428
	469,868	729,610
Less: cash and cash equivalents (Note 6.1)	(435,493)	(1,059,107)
Less: marketable securities (Notes 6.2)	(114,450)	(10,455)
	(549,943)	(1,069,562)
Net debt (net cash)	(80,075)	(339,952)
Total equity	2,216,048	2,182,601

5.10. Fair value hierarchy

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

						June 30, 2022
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivables, net	8.1	184,260	184,260	-	184,260	-
Non-current
Transactions with related parties	30	1,839	1,839	-	1,839	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	6.1	397,001	397,001	397,001	-	-
Marketable securities	6.2	94,870	94,870	94,870	-	-
Receivables from sale of farm, net	8.1	183,342	183,342	-	-	183,342
Derivative financial instruments (b)	7	61,013	61,013	49,124	11,889	-
Noncurrent
Marketable securities	6.2	19,580	19,580	19,580	-	-
Receivables from sale of farm, net	8.1	373,954	373,954	-	-	373,954
Derivative financial instruments (b)	7	2,744	2,744	690	2,054	-

Non-financial assets measured at fair value
Current
Biological assets	10	264,976	264,976	-	9,711	255,265
Noncurrent
Biological assets	10	57,906	57,906	-	57,906	-

Non-financial assets measured at cost
Noncurrent
Investment properties	11	946,778	3,308,718	-	-	3,308,718
Total		2,588,263	4,950,203	561,265	267,659	4,121,279

Financial liabilities measured at amortized cost
Current
Trade payables	16	80,426	80,426	-	80,426	-
Loans, financing and debentures (a)	17	123,411	92,651	-	92,651	-
Noncurrent
Transactions with related parties	30	7,472	7,472	-	7,472	-
Loans, financing and debentures (a)	17	329,630	323,608	-	323,608	-

Financial liabilities measured at fair value through profit and loss
Current
Derivative financial instruments (b)	7	34,064	34,064	25,055	9,009	-
Lease payable	15	18,581	18,581	-	18,581	-
Accounts payable for acquisition of Serra Grande Farm	19	28,846	28,846	10,221	2,402	16,223
Noncurrent
Derivative financial instruments (b)	7	5,272	5,272	-	3,270	2,002
Lease payable	15	230,570	230,570	-	230,570	-
Accounts payable for acquisition of Serra Grande Farm	19	12,402	12,402	1,928	1,811	8,663
Total		870,674	833,892	37,204	769,800	26,888

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

						June 30, 2021
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivables, net	8.1	84,950	84,950	-	84,950	-
Transactions with related parties	30	488	488	-	488	-
Non-current
Transactions with related parties	30	2,680	2,680	-	2,680	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	6.1	1,000,892	1,000,892	1,000,892	-	-
Receivables from sale of farm, net	8.1	77,540	77,540	-	-	77,540
Derivative financial instruments (b)	7	32,657	32,657	17,047	15,610	-
Noncurrent
Marketable securities	6.2	10,455	10,455	10,455	-	-
Receivables from sale of farm, net	8.1	324,937	324,937	-	-	324,937
Derivative financial instruments (b)	7	3,881	3,881	36	3,845	-

Non-financial assets measured at fair value
Current
Biological assets	10	210,489	210,489	-	11,727	198,762
Noncurrent
Biological assets	10	34,585	34,585	-	34,585	-

Non-financial assets measured at cost
Noncurrent
Investment properties	11	952,109	3,443,849	-	-	3,443,849
Total		2,735,663	5,227,403	1,028,430	153,885	4,045,088

Financial liabilities measured at amortized cost
Current
Trade payables	16	75,224	75,224	-	75,224	-
Loans, financing and debentures (a)	17	322,046	322,046	-	322,046	-
Transactions with related parties	30	5,568	5,568	-	5,568	-
Noncurrent
Transactions with related parties	30	2,519	2,519	-	2,519	-
Loans, financing and debentures (a)	17	341,135	341,135	-	341,135	-

Financial liabilities measured at fair value through profit and loss
Current
Derivative financial instruments (b)	7	48,574	48,574	45,368	3,206	-
Lease payable	15	30,545	30,545	-	30,545	-
Accounts payable for acquisition of Serra Grande Farm	19	37,796	37,796	20,510	16,506	780
Noncurrent
Derivative financial instruments (b)	7	1,965	1,965	314	1,651	-
Lease payable	15	168,450	168,450	-	168,450	-
Accounts payable for acquisition of Serra Grande Farm	19	7,295	7,295	-	-	7,295
Total		1,041,117	1,041,117	66,192	966,850	8,075

(a)	The book value of loans and financing presented in the financial statements approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b)	The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2022, are as follows. The significant non-observable inputs used in the measurement of the fair value of biological assets and investment properties are disclosed in Notes 10 and 11, respectively:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Receivables from sale of farm	Discounted cash flow	Premium (or Basis)	(0.15) – 0.55 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$7,541. An increase or decrease of 1.4% in the receivables from the farm.
Payables related to the acquisition of Serra Grande Farm	Discounted cash flow	Premium (or Basis)	(0.15) – 0.55 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$120. An increase or decrease of 1.5% in payables for the farm.

6. Cash and cash equivalents and marketable securities

6.1.	Cash and cash equivalents

	Return	2022	2021
Cash and banks (a)	-	38,492	58,215
Selic Treasury Notes	CDI-103.5% to 114%	93,557	-
Bank deposit certificates	CDI - 70% to 114%	303,444	1,000,892
		435,493	1,059,107

(a)	The Company has bank balances in foreign currencies on which did not bear any interest, of which R$24,291 (R$36,987 at June 30, 2021).

6.2.	Marketable securities

	Indexer	2022	2021
Selic Treasury Notes	Selic-100%	2,485	-
Treasury Notes	IPCA + 4.85%	92,385	-
Total current		94,870	-

Bank deposit certificates (a)	CDI – 95% to 100.25%	14,059	5,224
Securities pledged as guarantee (b) (c)		5,521	5,231
Total noncurrent		19,580	10,455

(a)	The investments are held for the payment of financing lines contracted from BNB and cannot be redeemed until the settlement date of contracts whose term is longer than 12 months.

(b)	The amount refers to the suretyship letter contracted by the subsidiary Ombú, which was pledged as guarantee in a labor lawsuit. The object of the lawsuit, which is pending in Bolivia, is the payment of social security charges for outsourced employees.

(c)	The restriction refers to a letter of guarantee issued by the subsidiary Ombú Agropecuária S.A. to secure a labor claim.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

7. Derivative financial instruments

		Outstanding		2022
Risk	Maturity	derivative instruments	Counterparty	Receivable	Payable	Total Net balance	Volume/ Position	Unit
Currency US$	Jul/22	Put Option	Bradesco/Banco XP/ Itaú BBA	572	-	572	8,500	US$
Currency US$	Jul/22	Call Option	Bradesco/Banco XP/ Itaú BBA	-	(25)	(25)	(8,500)	US$
Currency US$	May/23	Put Option	Bradesco	44	-	44	1,023	US$
Currency US$	May/23	Call Option	Bradesco	-	(21)	(21)	(1,023)	US$
Currency US$	May/23	Put Option	Banco do Brasil/Itaú BBA/ Marex	506	-	506	5,500	US$
Currency US$	May/23	Call Option	Banco do Brasil/Itaú BBA/ Marex	-	(1,883)	(1,883)	(5,500)	US$
Currency US$	Jun/23	Put Option	Bradesco/Banco XP/Itaú BBA	1,104	-	1,104	10,106	US$
Currency US$	Jun/23	Call Option	Bradesco/Banco XP/Itaú BBA	-	(3,028)	(3,028)	(10,106)	US$
Currency US$	Jul/23	Put Option	Banco XP	172	-	172	3,484	US$
Currency US$	Jul/23	Call Option	Banco XP	-	(150)	(150)	(3,484)	US$
Currency US$	Mar/24	Put Option	Bradesco	122	-	122	2,500	US$
Currency US$	Mar/24	Call Option	Bradesco	-	(605)	(605)	(2,500)	US$
Currency US$	Apr/24	Put Option	Bradesco	33	-	33	802	US$
Currency US$	Apr/24	Call Option	Bradesco	-	(165)	(165)	(802)	US$
Currency US$	May/24	Put Option	Itaú BBA	88	-	88	1,000	US$
Currency US$	May/24	Call Option	Itaú BBA	-	(171)	(171)	(1,000)	US$
Currency US$	Jul/24	Put Option	Banco XP	113	-	113	1,600	US$
Currency US$	Jul/24	Call Option	Banco XP	-	(392)	(392	(1,600)	US$
Currency US$	Jul/24	Put Option	Bradesco	184	-	184	1,900	US$
Currency US$	Jul/24	Call Option	Bradesco	-	(388)	(388)	(1,900)	US$
Currency US$	Jul/22	NDF	Bradesco/Banco XP/Itaú BBA/Banco do Brasil	2,761	-	2,761	-	US$
Currency US$	Jul/22	NDF	Bradesco/Banco do Brasil	3,035	(90)	2,945	700	US$
Currency US$	Oct/22	NDF	Banco ABC	-	(860)	(860)	(2,900)	US$
Currency US$	Nov/22	NDF	Bradesco/Banco do Brasil	2,443	(81)	2,362	(5,350)	US$
Currency US$	Jan/23	NDF	Banco do Brasil/Santander	642	-	642	(1,000)	US$
Currency US$	May/23	NDF	Banco do Brasil	-	(1,831)	(1,831)	(6,000)	US$
Currency US$	Jun/23	NDF	Bradesco/Banco XP/Banco do Brasil	782	(1,190)	(408)	(16,500)	US$
Currency US$	Jul/23	NDF	Banco do Brasil/Banco XP	1,342	(1,300)	42	(6,500)	US$
Currency US$	Nov/23	NDF	Banco do Brasil	-	(482)	(482)	(3,000)	US$
		Total currency risk		13,943	(12,662)	1,281	(40,550)	US$

Soybean	Feb/23	Soybean Put Option	Tradings/Banks/CBOT	1,768	-	1,768	260,804	bags
Soybean	Feb/23	Soybean Call Option	Tradings/ Banks/CBOT	5,815	(6,092)	(277)	(260,804)	bags
Soybean	Feb/23	Soybean Future	Trading Companies/ Banks/CBOT	-	(224)	(224)	(430,893)	bags
Soybean	Feb/23	Soybean Future	Trading Companies/ Banks/CBOT	-	(12,361)	(12,361)	(498,929)	bags
Soybean	Feb/23	Soybean Future	Trading Companies/ Banks/CBOT	174	(658)	(484)	(195,036)	bags
Soybean	Jun/23	Soybean Future	Trading Companies/ Banks/CBOT	1,235	-	1,235	(113,393)	bags
Soybean	Apr/23	Soybean Future	Trading Companies/ Banks/CBOT	-	(1,138)	(1,138)	(283,482)	bags

Corn	Sep/22	Corn Put Option	Trading Companies/ Banks/CBOT	2,818	-	2,818	231,321	bags
Corn	Sep/22	Corn Call Option	Trading Companies/ Banks/CBOT	-	(139)	(139)	(231,321)	bags

Corn BMF	Sep/22	Corn Future	Trading Companies/ Banks/CBOT	-	-	-	(184,950)	bags
Corn BMF	Sep/22	Corn Future	Trading Companies/ Banks/CBOT	-	(1,807)	(1,807)	(166,500)	bags
Corn BMF	Mar/23	Corn Future	Trading Companies/ Banks/CBOT	-	(74)	(74)	(40,500)	bags
Corn BMF	Sep/23	Corn Future	Trading Companies/ Banks/CBOT	-	-	-	(263,250)	bags

Cotton	Nov/22	Accrual	Trading Companies/ Banks/CBOT	-	(146)	(146)	(600,000)	lbs.
Cotton	Nov/22	Cotton Call Option	Trading Companies/ Banks/CBOT	67	(42)	25	-	lbs.
Cotton	Nov/22	Cotton Futures	Trading Companies/ Banks/CBOT	-	(276)	(276)	300,000	lbs.
Cotton	Nov/22	Cotton Futures	Trading Companies/ Banks/CBOT	-	(535)	(535)	600,000	lbs.
Cotton	Nov/23	Cotton Futures	Trading Companies/ Banks/CBOT	690	-	690	(1,250,000)	lbs.
Cotton	Nov/22	Cotton Futures	Trading Companies/ Banks/CBOT	-	(394)	(394)	(1,050,000)	lbs.

Fed Cattle	Oct/22	Fed Cattle Futures	BM&F	-	-	-	(27,720)	arrobas

Ethanol	Jul/22	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(10)	(10)	(900)	m3
Ethanol	Aug/22	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(14)	(14)	(1,500)	m3
Ethanol	Sep/22	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(42)	(42)	(2,400)	m3
Ethanol	Oct/22	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(56)	(56)	(1,950)	m3
Ethanol	Nov/22	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(115)	(115)	(2,400)	m3
Ethanol	Dec/22	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(187)	(187)	(1,800)	m3
Ethanol	Jan/23	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(373)	(373)	(1,800)	m3
Ethanol	Feb/23	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(119)	(119)	(600)	m3
Ethanol	Mar/23	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(135)	(135)	(600)	m3
Ethanol	Apr/23	Ethanol Call Option	Trading Companies/ Banks/CBOT	-	(118)	(118)	(600)	m3
Ethanol	Jul/22	Ethanol Futures	BM&F	117	-	117	(1,200)	m3
Ethanol	Aug/22	Ethanol Futures	BM&F	561	-	561	(1,800)	m3
Ethanol	Sep/22	Ethanol Futures	BM&F	383	-	383	(1,200)	m3
Ethanol	Sep/22	Ethanol Futures	BM&F	446	-	446	(1,050)	m3
Ethanol	Oct/22	Ethanol Futures	BM&F	844	-	844	(2,250)	m3
Ethanol	Nov/22	Ethanol Futures	BM&F	822	-	822	(2,400)	m3
Ethanol	Dec/22	Ethanol Futures	BM&F	476	-	476	(1,950)	m3
Ethanol	Jan/23	Ethanol Futures	BM&F	243	-	243	(1,800)	m3
Ethanol	Jan/23	Ethanol Futures	BM&F	108	-	108	(930)	m3
Ethanol	Feb/23	Ethanol Futures	BM&F	108	-	108	(900)	m3
Ethanol	Mar/23	Ethanol Futures	BM&F	138	-	138	(900)	m3

		Margin deposit		33,001	-	33,001
		Total risk with commodities		49,814	(25,055)	24,759

Interest R$	Nov/21	Fixed DI EUR SWAP	Banks	-	(5)	(5)	6,323	BRL
Interest R$	Aug/23	Fixed DI SWAP	Banks	-	(1,614)	(1,614)	135,000	BRL
		Total risk with interest		-	(1,619)	(1,619)	141,323	BRL

		Total risks		63,757	(39,336)	24,421

		Current		61,013	(34,064)
		Non-current		2,744	(5,272)
		Result on June 30, 2022 (Note 26)		577,725	(643,432)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

		Outstanding		2021
Risk	Maturity	derivative instruments	Counterparty	Receivable	Payable	Total Net balance	Volume/ Position	Unit
Currency US$	Jul/21	Put Option	Itaú BBA/Santander	676	-	676	5,000	US$
Currency US$	Jul/21	Call Option	Itaú BBA/Santander	-	(71)	(71)	(5,000)	US$
Currency US$	May/23	Put Option	Bradesco	196	-	196	1,023	US$
Currency US$	May/23	Call Option	Bradesco	-	(92)	(92)	(1,023)	US$
Currency US$	Jun/23	Put Option	Bradesco	322	-	322	1,606	US$
Currency US$	Jun/23	Call Option	Bradesco	-	(165)	(165)	(1,606)	US$
Currency US$	Jul/23	Put Option	XP	716	-	716	3,484	US$
Currency US$	Jul/23	Call Option	XP	-	(408)	(408)	(3,484)	US$
Currency US$	Mar/24	Put Option	Bradesco	507	-	507	2,500	US$
Currency US$	Mar/24	Call Option	Bradesco	-	(713)	(713)	(2,500)	US$
Currency US$	Apr/24	Put Option	Bradesco	147	-	147	802	US$
Currency US$	Apr/24	Call Option	Banco do Brasil	-	(199)	(199)	(802)	US$
Currency US$	Jul/21	NDF	Banco do Brasil	1,300	-	1,300	(2,000)	US$
Currency US$	Jul/21	NDF	Banco do Brasil/Rabobank	873	-	873	(2,890)	US$
Currency US$	Jul/21	NDF	Itaú BBA/Banco do Brasil	5,405	-	5,405	(9,500)	US$
Currency US$	Aug/21	NDF	XP	-	(189)	(189)	(3,733)	US$
Currency US$	Aug/21	NDF	Banco Bradesco/XP	95	(46)	49	(3,722)	US$
Currency US$	Aug/21	NDF	XP	-	(9)	(9)	(966)	US$
Currency US$	Sep/21	NDF	Itaú BBA/Rabobank/XP	1,798	(9)	1,789	(5,930)	US$
Currency US$	Nov/21	NDF	Rabobank/Bradesco	215	-	215	(1,490)	US$
Currency US$	Nov/21	NDF	Macquarie	213	-	213	(280)	US$
Currency US$	Mar/22	NDF	Bradesco	-	(273)	(273)	(3,630)	US$
Currency US$	May/22	NDF	XP	531	-	531	(2,292)	US$
Currency US$	May/22	NDF	Macquarie	171	-	171	(430)	US$
Currency US$	Jun/22	NDF	Itaú BBA	1,716	-	1,716	(8,400)	US$
Currency US$	Jun/22	NDF	Cargill	236	-	236	(2,000)	US$
Currency US$	Jun/22	NDF	Banco do Brasil/Bradesco/ABC	2,382	-	2,382	(17,200)	US$
Currency US$	Jul/22	NDF	Itaú BBA	658	-	658	(1,000)	US$
Currency US$	Jul/22	NDF	Banco do Brasil	46	-	46	(2,000)	US$
Currency US$	Nov/22	NDF	Bradesco	-	(76)	(76)	(850)	US$
Currency US$	Jan/23	NDF	Banco do Brasil/Santander	640	-	640	(1,000)	US$
		Total currency risk		18,843	(2,250)	16,593	(69,313)	US$

Soybean	Oct/21	Soybean Put Option	Tradings/Banks/CBOT	1,368	-	1,368	396,875	bags
Soybean	Oct/21	Soybean Call Option	Tradings/ Banks/CBOT	1,723	-	1,723	167,821	bags
Soybean	Oct/21	Soybean Put Option	Tradings/ Banks/CBOT	884	-	884	249,464	bags
Soybean	Feb/22	Soybean Put Option	Tradings/ Banks/CBOT	855	-	855	192,768	bags
Soybean	Feb/22	Soybean Call Option	Tradings/ Banks/CBOT	-	(1,201)	(1,201)	(192,768)	bags
Soybean	Jun/22	Soybean Put Option	Tradings/ Banks/CBOT	2,002	-	2,002	249,464	bags
Soybean	Jun/22	Soybean Call Option	Tradings/ Banks/CBOT	-	(1,401)	(1,401)	(249,464)	bags
Soybean	Aug/21	Soybean Futures	Trading Companies/ Banks/CBOT	-	(644)	(644)	(49,893)	bags
Soybean	Nov/21	Soybean Futures	Trading Companies/ Banks/CBOT	-	(26,688)	(26,688)	(478,518)	bags
Soybean	Dec/21	Soybean Futures	Trading Companies/ Banks/CBOT	-	(784)	(784)	(20,411)	bags

Corn	Aug/21	Corn Put Option	Trading Companies/ Banks/CBOT	3	(187)	(184)	(254,011)	bags
Corn	Aug /21	Corn Call Option	Trading Companies/ Banks/CBOT	1,327	(3,765)	(2,438)	(84,670)	bags
Corn	Aug/21	Corn Put Option	Trading Companies/ Banks/CBOT	-	(218)	(218)	(254,011)	bags
Corn	Aug/21	Corn Future	Trading Companies/ Banks/CBOT	-	(7,213)	(7,213)	(254,011)	bags
Corn	Sep/22	Corn Future	Trading Companies/ Banks/CBOT	-	-	-	(92,700)	bags
Corn	Sep/22	Corn Future	Trading Companies/ Banks/CBOT	-	(314)	(314)	(83,250)	bags
Corn	Sep/21	Corn Future	Trading Companies/ Banks/CBOT	-	-	-	(9,000)	bags
Corn	Sep/21	Accrual	Trading Companies/ Banks/CBOT	-	(421)	(421)	(83,251)	bags

Cotton	Nov/21	Cotton Call Option	Trading Companies/ Banks/CBOT	-	(1,770)	(1,770)	(1,500,000)	lbs.
Cotton	Dec/21	Cotton Futures	Trading Companies/ Banks/CBOT	39	(793)	(754)	(1,150,000)	lbs.
Cotton	Nov/22	Cotton Futures	Trading Companies/ Banks/CBOT	36	-	36	(500,000)	lbs.
Cotton	Nov/21	Accrual	Trading Companies/ Banks/CBOT	-	(282)	(282)	(441,000)	lbs.

Ethanol	Jul/21	Ethanol Futures	OTC/Stock Exchange	-	-	-	(300)	m3
Ethanol	Aug/21	Ethanol Futures	OTC/Stock Exchange	-	-	-	(300)	m3
Ethanol	Sep/21	Ethanol Futures	OTC/Stock Exchange	-	-	-	(300)	m3

Fed Cattle	Oct/21	Fed Cattle Futures	OTC/Stock Exchange	-	-	-	(4,950)	arrobas

		Margin deposit		8,844	-	8,844
		Total risk with commodities		17,081	(45,681)	(28,600)

Interest R$	Nov/21	Fixed DI EUR SWAP	Banks	-	(2,608)	(2,608)	25,000	BRL
Interest R$	Aug/23	Fixed DI SWAP	Banks	614	-	614	9,482	BRL
		Total risk with interest		614	(2,608)	(1,994)	34,482	BRL

		Total risks		36,538	(50,539)	(14,001)

		Current		32,657	(48,574)
		Non-current		3,881	(1,965)
		Result on June 30, 2021 (Note 26)		590,108	(715,598)

The Company uses derivative financial instruments such as forward currency contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

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

8. Accounts receivable and others

	Note	2022	2021
Trade accounts receivable	8.1	367,602	162,490
Recoverable taxes	8.2	18,371	8,644
Advances to suppliers (a)		54,258	19,329
Other receivables		2,082	2,143
Total current		442,313	192,606

Trade accounts receivable	8.1	373,954	324,937
Recoverable taxes	8.2	35,019	21,876
Judicial deposits	28	2,215	2,120
Other receivables		163	-
Total noncurrent		411,351	348,933

(a)	The balance includes advances to suppliers made by the Company for the acquisition of inputs for use in the following crop year.

8.1	Trade accounts receivable

	2022	2021
Sale of sugarcane	43,297	43,233
Sale of grains and cottons	127,875	34,502
Sale of beef cattle	491	155
Leases of land	11,969	6,896
Sale of machinery	2,406	1,893
Sale of farms	183,342	77,540
	369,380	164,219

Allowance for expected credit losses	(1,778)	(1,729)

Total current	367,602	162,490

Sale of farms	373,954	324,937

Total noncurrent	373,954	324,937

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

a)	Changes in accounts receivable from grain, cottons and soybean customers

	Grains/Cottons	Sugarcane
Balance on June 30, 2020	36,777	30,031
Sales in year	364,590	265,062
Receivables	(366,352)	(251,860)
(Addition) Reversal of expected losses	(513)	-
Balance on June 30, 2021	34,502	43,233
Sales in year	753,984	379,242
Receivables	(660,562)	(379,178)
(Addition) Reversal of expected losses	(49)	-
Balance on June 30, 2022	127,875	43,297

b)	Changes in the allowance for expected credit losses:

At June 30, 2020	1,216
Set-up of provision	539
Business Combination	193
Write-off or reversal	(219)
At June 30, 2021	1,729
Set-up of provision	5
Exchange variation	44
At June 30, 2022	1,778

c)	Breakdown of receivable by maturity

	2022	2021
Falling due:
Up to 30 days	159,476	63,403
31 to 90 days	84,922	23,035
91 to 180 days	16,586	18,480
181 to 360 days	105,435	57,328
Over 360 days	373,954	324,937
Past due:
Up to 30 days	855	205
31 to 90 days	328	39
181 to 360 days	-	456
Over 360 days	1,778	1,273
	743,334	489,156

d)	Sales of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Brenco Companhia Brasileira de Energia Renovável and the second agreement is included in the partnership IV Agreement, as mentioned in Note on Commitments, whose credit risks are assessed in accordance with the internal policy as presented in Note 5.8b.

No expected credit losses on receivables from sugarcane sale was recorded at June 30, 2022 and 2021.

e)	Sales of grains

As of June 30, 2022, the main corn and soybean receivables are from the clients Cargil, Novaagri and CHS Agronegócio and the main corn and soybean sales are from the clients Bunge, Cargill and Novaagri and as of June 30, 2021, the main corn and soybean receivables was from the clients Novaagri, Louis Dreyfus and Bunge and the main corn and soybean sales was from the clients Bunge, Cargill and Agribrasil.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

f)	Receivables from sale of farms

Details in relation to receivables from the sale of farms are as follows:

	As of 2021	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2022	Current	Non-current
Araucária IV	4,466	-	(6,134)	1,668	-	-	-	-
Araucária V	42,848	-	(17,532)	2,601	-	27,917	15,027	12,890
Jatobá II	146,953	-	(10,100)	10,999	-	147,852	45,152	102,700
Jatobá III	55,911	-	(3,858)	4,279	-	56,332	17,205	39,127
Jatobá IV	19,088	-	(6,578)	1,733	-	14,243	5,563	8,680
Jatobá V	40,887	-	(2,314)	2,024	-	40,597	19,020	21,577
Jatobá VI	38,442	-	-	997	-	39,439	15,873	23,566
Alto Taquari I	2,972	-	(4,023)	1,051	-	-	-	-
Alto Taquari II	3,780	-	(2,307)	701	-	2,174	2,174	-
Alto Taquari III	11,459	-	(1,257)	533	-	10,735	4,468	6,267
Alto Taquari IV	-	218,426	(96,294)	15,129	-	137,261	40,985	96,276
Bananal IX	15,622	-	(9,800)	447	-	6,269	6,269	-
Bananal X	19,234	-	(20,849)	1,615	-	-	-	-
Fon Fon I	508	-	-	-	28	536	536	-
San Cayetano	307	-	-	-	15	322	322	-
Rio do Meio I	-	97,748	(20,301)	(3,828)	-	73,619	10,748	62,871
Total	402,477	316,174	(201,347)	39,949	43	557,296	183,342	373,954

	As of 2020	Sales	Acquisitions – business combinations	Receipts	Fair value adjustment	Exchange variation	Variable consideration	As of 2021	Current	Non-current
Araucária III	3,336	-	-	(5,084)	1,748	-	-	-	-	-
Araucária IV	7,258	-	-	(6,475)	3,683	-	-	4,466	4,466	-
Araucária V	37,504	-	-	(16,191)	21,535	-	-	42,848	16,582	26,266
Jatobá I	2,569	-	-	(3,945)	1,376	-	-	-	-	-
Jatobá II	129,741	-	-	(48,158)	62,466	-	2,904	146,953	10,033	136,920
Jatobá III	47,384	3,796	-	(18,530)	23,261	-	-	55,911	3,744	52,167
Jatobá IV	15,481	-	-	(4,882)	8,489	-	-	19,088	5,033	14,055
Jatobá V	33,029	-	-	(9,243)	17,101	-	-	40,887	10,139	30,748
Jatobá VI	-	52,063	-	(12,376)	(1,245)	-	-	38,442	6,599	31,843
Alto Taquari I	3,545	-	-	(3,493)	2,758	-	162	2,972	1,489	1,483
Alto Taquari II	3,554	-	-	(2,217)	2,443	-	-	3,780	1,895	1,885
Alto Taquari III	7,946	-	-	(1,085)	4,598	-	-	11,459	940	10,519
Bananal IX	22,405	-	-	(7,000)	217	-	-	15,622	9,638	5,984
Bananal X	-	26,841	-	(7,500)	(107)	-	-	19,234	6,167	13,067
Fon Fon I	-	-	559	-	-	(51)	-	508	508	-
Fon Fon II	-	-	356	(369)	-	13	-	-	-	-
San Cayetano	-	-	335	-	-	(28)	-	307	307	-
Total	313,752	82,700	1,250	(146,548)	148,323	(66)	3,066	402,477	77,540	324,937

Information on sales and the amounts received in the fiscal year ended June 30, 2022 is presented in Notes 2.3 and 22.b.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The following table provides a breakdown of credits with the variable consideration element:

			2022
	Accounts Receivable	Variable consideration (2.3%)	Accounts receivable including Variable consideration
Jatobá III	56,332	1,296	57,628
Jatobá IV	14,243	328	14,571
Jatobá V	40,597	934	41,531
Jatobá VI	39,439	907	40,346
Alto Taquari IV	137,261	3,157	140,418
Rio do Meio I	73,619	1,693	75,312
	361,491	8,315	369,806

			2021
	Accounts Receivable 2021	Variable consideration (2.3%)	Accounts receivable including Variable consideration 2021
Jatobá III	55,911	1,286	57,197
Jatobá IV	19,088	439	19,527
Jatobá V	40,887	940	41,827
Jatobá VI	38,442	884	39,326
	154,328	3,549	157,877

8.2	Recoverable taxes

	2022	2021
Withholding income tax (IRRF) on financial investments to be offset	8,658	2,237
Income tax losses and social contribution carryforwards	624	-
Other recoverable taxes and contributions	152	164
Tax on value added - IVA – (Paraguay/Bolivia)	8,644	6,226
Other recoverable taxes	293	17
Total current	18,371	8,644

ICMS recoverable	8,910	9,378
Non-cumulative PIS and COFINS to be offset	12,506	3,934
IRRF on financial investments to be offset	1,991	82
INSS recoverable	70	21
Tax on value added - IVA – (Paraguay/Bolivia)	11,542	8,461
Total noncurrent	35,019	21,876

9. Inventories

	2022	2021

Soybean	54,793	169,927
Corn	60,970	40,678
Bean	8,773	11,969
Cotton	22,186	11,114
Other harvests	509	224
Agricultural products	147,231	233,912

Raw materials	142,668	31,947
	289,899	265,859

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

9.1 Adjustment realizable value of inventories of agricultural products

At June 30, 2020	(2,661)
Adjustment to recoverable value of agricultural products, net	(22,728)
Realization as cost of sales	1,905
At June 30, 2021	(23,484)
Adjustment to recoverable value of agricultural products, net	(50,822)
Realization as cost of sales	66,531
At June 30, 2022	(7,775)

10. Biological assets

	2022	2021
Food cattle	9,711	11,727
Production cattle	57,906	34,585
Grain plantation	67,358	64,554
Cotton plantation	15,347	13,862
Sugarcane plantation	172,560	120,346
Total	322,882	245,074

Current	264,976	210,489
Noncurrent	57,906	34,585

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and labor cost used in the crops.

A 1% increase or decrease in the expected yield of sugarcane and grains/cotton would result in an increase or decrease in the biological asset value of R$2,789, while a 1% increase or decrease in the price of sugarcane and grains/cotton would result in an increase or decrease in the biological asset value of R$3,621.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2022	2021
Grains	10,097	12,643
Cotton	2,113	732
Sugarcane	24,640	26,914
	36,850	40,289

Changes in agricultural activity

	Grains	Cotton	Sugarcane
At June 30,2020	20,749	13,724	72,043

Expenditures with plantation	260,502	14,978	-
Biological assets due to the acquisition of Bolivia	11,614	-	6,619
Expenditures with tilling	-	-	162,037
Fair value variation	344,761	30,051	142,302
Harvest of agricultural produce	(571,199)	(44,891)	(262,107)
Effect of conversion	(1,873)	-	(548)

At June 30, 2021	64,554	13,862	120,346

Expenditures with plantation	378,588	31,543	-
Expenditures with tilling	-	-	216,424
Fair value variation	313,957	7,122	227,717
Harvest of agricultural produce	(689,287)	(37,180)	(392,179)
Effect of conversion	(454)	-	252

At June 30, 2022	67,358	15,347	172,560

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle
At June 30, 2020	15,064	34,481
Acquisition/birth costs	9,719	14,238
Handling costs	-	15,751
Sales	(9,685)	(26,781)
Deaths	(253)	(528)
Consumption	(40)	(101)
Effect of conversion	-	(982)
Change in fair value	-	10,234

At June 30, 2021	14,805	46,312
Acquisition/birth costs	15,100	38,142
Handling costs	-	13,397
Sales	(8,451)	(30,196)
Deaths	(229)	(609)
Consumption	(57)	(230)
Effect of conversion	-	(167)
Change in fair value	-	968

At June 30, 2022	21,168	67,617

Quantitative data about cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle	Total
At June 30, 2021	4,322	10,483	14,805
At June 30, 2022	3,154	18,014	21,168

Fair value hierarchy

	2022	2021
	Amount	Amount	Fair value
Sugarcane	172,560	120,346	Level 3
Cattle	67,617	46,312	Level 2
Grains	67,358	64,554	Level 3
Cotton	15,347	13,862	Level 3

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2022, are as follows:

Description	Evaluation method	Significant non- observable inputs	Average discounted rate %	Variation of non-observable inputs	Increase in inputs	Decrease in inputs
Sugarcane	Discounted cash flow	- Yield	15.48	Yield: 86.02 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

		- TRS (Kg of sugar per ton of sugarcane)	15.48	Total recoverable sugar: TRS 115 to 145 per ton of cane	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.

Corn	Discounted cash flow	- Yield	15.48	Yield: 90.8 tons on average per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

Cotton	Discounted cash flow	- Yield	15.48	Yield: 2.1 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

Changes in fair value in the statement of income

	2022	2021	2020
Grains	313,957	344,761	84,435
Cotton	7,122	30,051	1,373
Sugarcane	227,717	142,302	75,861
Cattle	968	10,234	(1,298)
	549,764	527,348	160,371

11. Investment properties

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2021
At June 30, 2021
Opening balance	686,051	56,995	104,533	847,579	10,682	858,261
Acquisitions	313	144	482	939	54,253	55,192
Acquisitions – business combination	124,253	11,683	-	135,936	81	136,017
Disposals	(1,652)	(443)	(1,582)	(3,677)	-	(3,677)
Transfers	-	2,861	11,293	14,154	(15,665)	(1,511)
(-) Depreciation	-	(2,341)	(9,375)	(11,716)	-	(11,716)
Translation gains(losses)	(27,714)	(2,285)	(4,570)	(34,569)	(897)	(35,466)
Net book balance	781,251	66,614	100,781	948,646	48,454	997,100

At June 30, 2021
Total cost	781,251	79,325	179,209	1,039,785	48,454	1,088,239
Accumulated depreciation	-	(12,711)	(78,428)	(91,139)	-	(91,139)
Net book balance	781,251	66,614	100,781	948,646	48,454	997,100

Annual depreciation rates (weighted average) - %		3	5

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2022
At June 30, 2022
Opening balance	781,251	66,614	100,781	948,646	48,454	997,100
Acquisitions	1,243	7,849	1,909	11,001	50,077	61,078
Disposals	(55,514)	(7,850)	(15)	(63,379)	(31)	(63,410)
Transfers	-	7,641	38,695	46,336	(46,336)	-
(-) Depreciation	-	(3,153)	(10,249)	(13,402)	-	(13,402)
Translation gains (losses)	14,400	1,270	2,203	17,873	5,141	23,014
Net book balance	741,380	72,371	133,324	947,075	57,305	1,004,380

At June 30, 2022
Total cost	741,380	85,588	221,743	1,049,711	57,305	1,106,016
Accumulated depreciation	-	(13,217)	(88,419)	(101,636)	-	(101,636)
Net book balance	741,380	72,371	133,324	947,075	57,305	1,004,380

Annual depreciation rates (weighted average) - %		3	5

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair value*		Cost value**
Farm	State	2022	2021	Real estate	Acquisition	2022	2021	2022	2021

Jatobá	Bahia	13,276	13,276	Jaborandi Ltda	Mar-07	429,713	386,391	28,971	29,612
Alto Taquari	Mato Grosso	1,380	5,103	Mogno Ltda	Aug-07	30,574	304,710	17,273	33,547
Araucária	Goiás	5,534	5,534	Araucária Ltda	Apr-07	333,360	333,233	46,269	46,166
Chaparral	Bahia	37,182	37,182	Cajueiro Ltda	Nov-07	796,111	766,971	102,313	91,737
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	49,787	33,829	24,298	23,448
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	136,262	89,436	32,849	28,350
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	464,248	407,025	114,448	112,463
Marangatu y Udra	Boqueron Paraguay	59,585	59,585	Agropecuaria Moroti S/A	Feb-18	337,786	449,590	220,755	211,362
Arrojadinho Farm	Bahia	16,642	16,642	Agrifirma Agro Ltda.	Jan-20	256,921	214,208	100,521	96,076
Rio do Meio Farm	Bahia	7,715	12,288	Agrifirma Agro Ltda.	Jan-20	201,908	252,328	78,998	117,912
Serra Grande Farm	Piaui	4,489	4,489	Imobiliaria Cremaq	Apr-20	82,558	71,790	42,149	36,739
Acres del Sud	Bolivia	9,875	9,875	Acres Del Sud	Feb-21	189,490	209,441	137,934	124,697
		215,255	223,551			3,308,718	3,518,952	946,778	952,109

(*) On June 30, 2022, the properties appraised by the Company’s technical team. The comparable sales value of investment properties is adjusted considering the specific aspects of each property, where the price per hectare is the most relevant assumption. The fair value presented is considered as level 3 in the fair value hierarchy and there were no reclassifications among levels in the year. On June 30,2021, the properties appraised by the Company’s Deloitte Touche Tohmatsu Consultores Ltda.

(**) At June 30, 2022 the cost value of R$946,778 (R$952,109 at June 30, 2021) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates investments made in certain partnerships (leased farms), which are not an integral part of the Company’s portfolio of owned farms.

(**) The changes involving the Alto Taquari and Rio do Meio farms refer to the sale of 2,566 and 4,573 hectares, respectively. (**) The fair value and the cost value presented for the Alto Taquari Farm includes the area of 1,157 hectares sold in September 2021, on which the Company will continue to operate until the date such area is delivered (September 2024), as shown in Note 2.1.

On June 30, 2022, the Company had four farms held as guarantee for loans and financing, which represent 40% of the total investment properties in the consolidated statements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

12. Investments

a)	Changes in investments

	2021	Capital increase	Share of profit of a joint venture	Effect from conversion	2022
Cresca	1,482	-	(31)	70	1,521
Agrofy	4,127	1,994	-	-	6,121
	5,609	1,994	(31)	70	7,642

	2020	Share of profit of a joint venture	Effect from conversion	2021
Cresca	1,615	11	(144)	1,482
Agrofy	4,127	-	-	4,127
	5,742	11	(144)	5,609

b)	Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2022 and 2021, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at the fair value adjustment on the acquisition date:

	2022	2021
Assets	3,291	3,207
Current	3,248	3,167
Cash and cash equivalents	134	146
Accounts receivable, inventories and other receivables	3,114	3,021
Noncurrent	43	40
Other noncurrent	43	40

Liabilities	249	244
Current	249	244
Trade payables, taxes and loans	249	244
Total net assets	3,042	2,963
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,521	1,482

	2022	2021
Administrative expenses	(7)	(10)
Other profit/expenses	(10)	(9)
Financial income	-	41
Finance costs	(45)	-
Loss for the year	(62)	22
Company’s interest – 50%	(31)	11
Equity method	(31)	11

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

13. Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment

At June 30, 2021
Opening balance	172	13,412	18,334	2,442	34,360	-	81,565	115,925
Acquisitions	-	2,829	6,926	455	10,210	461	8,019	18,690
Acquisitions – business combination	-	1,730	341	52	2,123	-	4,916	7,039
Disposals	-	(894)	(5,154)	(261)	(6,309)	-	-	(6,309)
Transfers	-	1,431	766	42	2,239	(461)	-	1,778
Depreciation	(64)	(1,464)	(808)	(359)	(2,695)	-	(23,212)	(25,907)
Translation gains (losses)	-	(157)	(248)	(21)	(426)	-	(400)	(826)
Accounting balance, net	108	16,887	20,157	2,350	39,502	-	70,888	110,390
At June 30, 2021
Total cost	1,041	22,975	53,200	4,292	81,508	-	172,457	253,965
Accumulated depreciation	(933)	(6,088)	(33,043)	(1,942)	(42,006)	-	(101,569)	(143,575)
Accounting balance, net	108	16,887	20,157	2,350	39,502	-	70,888	110,390

At June 30, 2022
Opening balance	108	16,887	20,157	2,350	39,502	-	70,888	110,390
Acquisitions	-	2,111	11,266	506	13,883	13,400	23,502	50,785
Disposals	-	(774)	(627)	-	(1,401)	-	(185)	(1,586)
Transfers	200	13,413	-	-	13,613	(13,400)	(213)	-
Depreciation	(120)	(2,673)	(1,944)	(489)	(5,226)	-	(26,136)	(31,362)
Translation gains (losses)	-	74	131	10	215	-	(311)	(96)
Accounting balance, net	188	29,038	28,983	2,377	60,586	-	67,545	128,131
At June 30, 2022
Total cost	1,241	41,022	60,791	4,843	107,897	-	195,214	303,111
Accumulated depreciation	(1,053)	(11,984)	(31,808)	(2,466)	(47,311)	-	(127,669)	(174,980)
Accounting balance, net	188	29,038	28,983	2,377	60,586	-	67,545	128,131
Annual depreciation rates (weighted average) - %	3	7	7	10			20

14. Right-of-use asset

	Land – Farms	Buildings and improvements	Vehicles and Agricultural Machinery	Right-of-use Total

At June 30, 2021
Opening balance	99,363	292	1,438	101,093
New contracts	-	1,194	3,881	5,075
Lease modification	(3,745)	-	(455)	(4,200)
(-) Depreciation	(19,742)	(252)	(1,898)	(21,892)
Exchange rate variation	-	(9)	(35)	(44)
Ending balance, net	75,876	1,225	2,931	80,032
At June 30, 2021
Total cost	118,953	2,057	6,552	127,562
Cumulative depreciation	(43,077)	(832)	(3,621)	(47,530)
Ending balance, net	75,876	1,225	2,931	80,032
At June 30, 2022
Opening balance	75,876	1,225	2,931	80,032
New contracts	61,594	411	1,942	63,947
(-) Depreciation	(24,368)	(539)	(1,776)	(26,683
Exchange rate variation	641	3	14	658
Ending balance, net	113,743	1,100	3,111	117,954
At June 30, 2022
Total cost	181,188	2,471	8,508	192,167
Cumulative depreciation	(67,445)	(1,371)	(5,397)	(74,213)
Ending balance, net	113,743	1,100	3,111	117,954
Annual depreciation rates (weighted average) - %	10	3	7

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

15. Leases payable and related obligations

	2022	2021
Current
Leases - IFRS 16	18,581	30,545
	18,581	30,545
Non-current
Costs with restoring of sugarcane fields – Parceria IV	111,717	97,223
Leases - IFRS 16	118,853	71,227
	230,57	168,450

	249,151	198,995

Changes in financial leases during the year ended June 30, 2022 and 2021 are as follows:

	2021	Exchange variation	Adjustment	Payments	New contracts	2022
Costs with restoring of sugarcane fields – Parceria IV	97,223	-	14,494	-	-	111,717
Leases – IFRS 16	101,772	658	1,777	(30,720)	63,947	137,434
	198,995	658	16,271	(30,720)	63,947	249,151

	2020	Exchange variation	Adjustment	Payments	New contracts	2021
Financial lease sugarcane fields – Parceria III	287	-	-	(287)	-	-
Costs with restoring of sugarcane fields – Parceria IV	34,011	-	63,212	-	-	97,223
Leases – IFRS 16	118,065	(44)	9,438	(30,762)	5,075	101,772
	152,363	(44)	72,650	(31,049)	5,075	198,995

As of June 30, 2022, the Company’s main lease contracts relate to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

The Company has an agricultural partnership agreement for the planting of sugarcane (Parceria IV) covering 15,000 arable hectares, which establishes an obligation of recovering the sugarcane field upon delivery of the agreement. The term of the agreement is 15 years, with delivery estimated for 2032, and may be extended for the same period.

Changes in lease liabilities occur upon effective payment of the lease as well as periodic restatement by variation in the soybean or sugarcane price and adjustment to present value. The impacts from adjustment to present value are recognized under financial income (loss), net in the income statement.

As of June 30, 2022, the Company and its subsidiaries held the following lease agreements with third parties:

Description	Location	Currency	Lease liabilities
Parceria II	Ribeiro Gonçalves - PI	R$	7,524
Parceria III	Alto Taquari - MT	R$	21,955
Parceria IV – Arrendamento canavial	São Raimundo de Mangabeira	R$	111,717
Parceria V	São Félix do Xingu - MT	R$	14,116
Parceria VII	Baixa Grande do Ribeiro - PI	R$	25,846
Parceria VIII	Santa Cruz – Bolivia	R$	9,723
Parceria IX	São José do Xingu - MT	R$	49,777
Vehicle lease	N.A.	R$	2,182
Services with identified assets	N.A.	R$	1,976
Land - Other	N.A.	R$	4,137
Lease of vehicles and office in Paraguay	Asunción - Paraguay	R$	198
		R$	249,151

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The above lease liabilities are discounted to present value using an incremental borrowing rate that ranges from 6.56% to 16.52%.

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

With regard to the lease agreements of third parties:

(i)	they contain no contingent payment clause;

(ii)	the lease agreements of Parceria II, V and Araucária are, for the most part, indexed to the variation in the soybean bag price, and, in the case of Parceria II, there is a clause for adjustment of payment for yield bonus;

(iii)	there are no restrictions imposed, such as those related to dividends and interest on equity, additional debt or any other that requires additional disclosure.

The future minimum lease payments of the aforementioned leases are detailed below:

1 year	18,581
2 years	41,496
3 years	38,439
4 years	37,371
5 years	26,419
Above 5 years	86,845
249,151

Significant non cash transaction

For the year ended June 30, 2022, the Company recorded lease liabilities in the amount of R$63,947 million (R$5,075 million for the year ended June 30, 2021) related to additions of right-of-use assets of contracts of agricultural partnership and vehicles.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

16. Trade accounts payable and others

	Note	2022	2021

Trade accounts payable (a)		80,426	75,224
Taxes payable	16.1	25,894	16,254
Dividends payable		123,540	75,441
Advances to customers		21,953	19,141
Other liabilities		1,627	830
Total current		253,440	186,890
Taxes payable	16.1	17,742	30,110
Other liabilities		6,091	4,792
Total noncurrent		23,833	34,902

(a)	The balance of trade accounts payable at June 30, 2022 and 2021 refers to the acquisition raw materials and provision of services in the year

16.1 Taxes Payable

	2022	2021

ISS payable	681	316
Withholding taxes	368	261
FUNRURAL payable	36	-
PIS and COFINS payable	3,988	5,108
IRPJ and CSLL payable	15,456	6,095
Tax on value added - IVA (Paraguay/Bolivia)	4,743	4,187
Other taxes payable	622	287
Current	25,894	16,254

PIS and COFINS payable	4,213	11,165
IRPJ and CSLL payable	3,556	9,421
Tax on value added - IVA (Paraguay/Bolivia)	9,973	9,524
Non current	17,742	30,110

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

17. Loans, financing and debentures

	Annual interest rates and charges - %
Index	2022	2021	2022	2021
Financing for agricultural costs
Fixed rate + CDI	100+1.80	100+1.80	-	40,561
Fixed rate	3.24	3.24	-	8,055
Fixed rate	4.26	-	6,106	-
Fixed rate	6.30	6.30	-	111,590
Fixed rate	6.34	6.34	1,493	2,436
Fixed rate	3.50	3.50	-	3,078
Fixed rate	7.64	7.64	7,930	9,779
Fixed rate	4.91	4.91	-	25,716
Fixed rate	9.85	-	4,147	-
			19,676	201,215
Financing for agricultural costs (USD)
Fixed rate	7.39	7.00	-	2,564
Fixed rate	3.66	-	16,760	-
			16,760	2,564
Financing for agricultural costs (PYG)
Fixed rate	9.60	8.25	16,628	18,101
Fixed rate	9.50	9.50	6,815	8,191
Fixed rate	8.75	-	9,206	-
			32,649	26,292
Bahia project financing
Fixed rate	3.50	3.50	9,661	10,373
			9,661	10,373
Financing of working capital (USD)
Fixed rate	4.40	-	10,840	-
			10,840	-
Financing of working capital (EUR)*
Fixed rate + CDI 100%	1.32	1.32	-	23,230
			-	23,230
Financing of sugarcane
Fixed rate	6.76	6.76	1,230	1,963
Fixed rate	6.34	6.34	32,694	31,879
Fixed rate	3.76	3.76	-	28,150
			33,924	61,992
Debentures
CDI	106.50	106.50	30,897	58,045
CDI	110.00	110.00	31,096	43,717
Fixed rate + IPCA	5.37+100.00	5.37+100.00	274,396	244,565
			336,389	346,327

(-) Transaction costs			(6,858)	(8,812)
			453,041	663,181

Current			123,411	322,046
Non-current			329,630	341,135

Keys:

USD – U.S. currency (dollar)

PYG – Paraguayan currency (Guarani)

IPCA – National consumer price index

CDI – Interbank certificate of deposit

*EUR – Loan in EUR backed by a swap linked to CDI + 1.85% p.a.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Breakdown of debt by index

	2022	2021
Fixed rate	116,652	253,063
CDI and fixed rate +CDI	61,993	165,553
Fixed rate + IPCA	274,396	244,565
	453,041	663,181

Maturities of short- and long-term loans and financing are broken down as follows:

	2022	2021
1 year	123,411	322,046
2 years	81,571	55,984
3 years	66,568	21,904
4 years	63,813	9,448
5 years	59,735	7,003
Above 5 years	57,943	246,796
	453,041	663,181

Changes in loans and financing during the year ended June 30, 2022 and 2021 are as follows:

	2021	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2022
Agricultural cost financing	201,215	10,000	(180,929)	(18,767)	8,157	-	19,676
Agricultural cost financing abroad	28,856	32,282	(11,032)	(3,856)	3,626	(467)	49,409
Bahia project financing	10,373	-	(912)	(141)	341	-	9,661
Working Capital Financing	23,230	-	(24,421)	(325)	142	1,374	-
Financing of working capital (USD)	-	9,971	-	-	109	760	10,840
Sugarcane Financing	61,992	8,183	(36,610)	(2,527)	2,886	-	33,924
Debentures	346,327	-	(42,651)	(16,081)	48,794	-	336,389
Transaction costs	(8,812)	-	-	-	1,954	-	(6,858)
	663,181	60,436	(296,555)	(41,697)	66,009	1,667	453,041

	2020	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2021
Agricultural cost financing (Reais)	170,024	35,856	(12,939)	(2,062)	10,336	-	201,215
Agricultural cost financing (PYG)	36,049	8,095	(13,303)	(2,919)	2,809	(1,875)	28,856
Bahia project financing	10,254	-	(226)	(8)	353	-	10,373
Working Capital Financing	77,516	185,000	(237,000)	(2,355)	2,022	(1,953)	23,230
Financing of machinery and equipment – FINAME	230	-	(218)	(8)	4	(8)	-
Sugarcane Financing	73,290	27,486	(39,497)	(2,582)	3,295	-	61,992
Debentures	148,432	240,000	(42,647)	(6,557)	7,099	-	346,327
Transaction costs	(1,682)	(8,247)	-	-	1,117	-	(8,812)
	514,113	488,190	(345,830)	(16,491)	27,035	(3,836)	663,181

a)	Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2022 the Company’s financial agreements did not require compliance with financial covenants, but rather only operating covenants, on which the Company is in compliance.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

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

As of June 30, 2022, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

18. Income and social contribution taxes

18.1. Deferred taxes

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

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2022 and 2021 are as follows:

	2022	2021
Assets
Noncurrent
Tax loss carryforwards (NOL)	43,362	141,860
Biological assets	3,966	2,133
Financial lease	19,299	24,820
Contingency, bonuses and fair value	33,737	26,709
Derivative financial instruments	2,917	7,767
Allowance for expected credit losses	759	775
Difference in cost of farms	170	170
Provision of other accounts payable and receivable	2,732	2,182
Subscription warrant	4,475	4,665
	111,417	211,081
Liabilities
Noncurrent
Biological assets	61,764	87,901
Surplus on investment	1,733	1,733
Costs of transactions	2,332	2,996
Provision of residual value and useful life of PPE assets	5,017	2,592
Accelerated depreciation of assets for rural activity	50,514	43,516
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	20,567	26,714
Others	55	-
	141,982	165,452
Net balance	(30,565)	45,629

The balances are presented in the balance sheet as follows:

Net deferred assets	4,360	72,343
Net deferred liabilities	(34,925)	(26,714)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The net change in deferred income tax is as follows:

At June 30, 2020	(10,749)
Tax losses	78,794
Adjustments in biological assets and agricultural products	(59,422)
Financial lease	10,934
Provisions for contingency and fair value	21,915
Derivative financial instruments	3,047
Costs of transactions	(2,426)
Allowance for doubtful accounts	(115)
Provision for other accounts payable and receivable	(368)
Accelerated depreciation of assets for rural activity	1,090
Subscription warrant	4,307
Deferred taxes on surplus value	233
Temporary differences related to PPE	(1,611)
At June 30, 2021	45,629
Tax losses	(98,498)
Adjustments in biological assets and agricultural products	27,970
Financial lease	(5,521)
Provisions for contingency and fair value	7,028
Derivative financial instruments	(4,850)
Costs of transactions	664
Allowance for doubtful accounts	(16)
Provision for other accounts payable and receivable	550
Accelerated depreciation of assets for rural activity	(6,998)
Subscription warrant	(190)
Deferred taxes on surplus value	6,147
Share-based incentive plan (ILPA)	(2,425)
Indemnity assets	(55)
Total excluding effect from conversion	(30,565)
At June 30, 2022	(30,565)

The expected realization of deferred tax assets are as follows:

2022
2023	77,289
2024	4,398
2025	8,085
2026	11,215
2027 to 2032	10,430
111,417

18.2. Income and social contribution tax expenses

	2022	2021	2020
Income before income and social contribution taxes	637,317	298,131	133,529
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(216,688)	(101,365)	(45,400)

Share of loss in a Joint Venture	(11)	4	(51)
Management bonus	(2,805)	(2,795)	(2,411)
Share-based incentive plan - ILPA	-	-	126
Nondeductible expenses	-	(6)	-
Profit or loss of joint venture abroad		-	(1,070)
Fair value variation of accounts receivable from sale of farms	(1,322)	-	-
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	92,226	53,717	35,999
Recognition of deferred taxes (a)	-	73,888	-
Other permanent addition/exclusion	11,383	(3,928)	(1,168)

Income and social contribution taxes for the year	(117,217)	19,515	(13,975)

Current	(41,023)	(31,021)	(10,447)
Deferred	(76,194)	50,536	(3,528)
	(117,217)	19,515	(13,975)
Effective tax rate	-18%	7%	-10%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

(a) Refers to deferred tax assets related to tax losscarryfoward of Agrifirma, which were recognized upon the merger of Jaborandi Agrícola into Agrifirma. As a result of the merger, the expected future taxable income projections were revised, and the Company concluded that future taxable income will be generated to realize these tax loss carryforwards.

19. Other liabilities

	2022	2021
Accounts payable for acquisition of Serra Grande Farm (a)	8,159	14,632
Variable consideration for acquisition of Agrifirma (b)	33,089	37,796
	41,248	52,428

Current	28,846	45,133
Non-current	12,402	7,295

a)	On May 18, 2020, the Company acquired 4,489 hectares of Serra Grande Farm for R$25,047. On June 30, 2022, the liability refers to the delivery of 54,000 bags of soybean, due in June 2023. The Company maintains its liability measured at fair value through profit or loss and the payments occurred during the year with soybeans are considered non-cash transactions.

b)	The consideration transferred in exchange for control of Agrifirma was divided into three classes, classified in the financial statement in accordance with their characteristics. Restricted shares and warrants, given their variation factor, are registered under liabilities and measured at fair value through profit or loss (Note 25).

The breakdown of the consideration transferred in exchange for the control of Agrifirma is shown below:

	2022	2021
Restricted shares	12,149	20,510
Warrants	16,727	16,506
Subscription warrant dividends	4,213	780

Total	33,089	37,796

20. Equity

a)	Capital (number of shares)

Shareholder	2022	2021

Cresud S.A.C.I.F.Y.A.	39,159,930	40,366,917
Board of Directors	189,700	190,800
Executive Board	249,653	263,353
Officers	439,353	454,153
Treasury	3,533,498	3,185,087
Other	59,244,226	58,370,851
Total shares of paid-up capital	102,377,007	102,377,008
Total free float shares	59,244,226	58,370,851
Free float shares as percentage of total shares (%)	58	57

(*) Cresud maintains an interest in the Company’s capital through other subsidiaries that are wholly controlled by it. On the reporting date, 13,942,265 shares were held by Cresud and 25,217,665 by these subsidiaries.

BrasilAgro is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, as decided by the Board of Directors. At June 30, 2022, BrasilAgro’s subscribed and paid-up capital amounted to R$1,587,985 (R$1,587,985 at June 30, 2021).

For the year ended June 30,2021 there were two capital increases, as follows: (i) a public offering of 20,000,000 shares at a price of R$22.00 each for a total amount of R$ 440,000, conducted in Brazil in the over-the-counter market with placement efforts abroad, with issuance costs of R$17,186 recorded in equity in “Share issue costs,” net of tax effects of R$5,843 (Note 1.2); (ii) issuance of 20,272,707 common shares without par value, for a total amount of R$448,174, due to the exercise of warrants by the BrasilAgro founding shareholders (Note 2.5).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

b)	Capital reserve

Capital Reserves are comprised of amounts received by BrasilAgro, from capital contributions that are not recorded in other capital accounts.

Goodwill on share issue

The reserve of goodwill from the issue of shares was created upon the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between capital increase and equity increase that gave rise to the reserve. Such accounting reserve was created because the capital increase was calculated based on the shareholders’ equity of Agrifirma Holding (company merged in the process) as at June 30, 2019, while the equity increase considered only one of the three share classes involved in the agreement (Unrestricted shares). The other two classes of shares that compose the price were classified under liabilities (Note 19).

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio) / Capital increase	4,044,654	82,021

Reserve of goodwill on share issue		(33,566)
Return of shares – Acquisition of Agrifirma		8,584
Return of shares – Agreement of Agrifirma		9,676
		(15,306)

In addition, the agreement for acquisition of Agrifirma envisages the possibility of price adjustment if certain contingencies, identified on the transaction date, come to occur and cause losses for the Company or the selling shareholders. The agreement ensures the parties the possibility of settling the obligation in cash or in shares in the Company. For such, a certain number of shares that are the object of the agreement remains blocked as guarantee.

From January 27, 2020 (acquisition date) to June 30, 2022, the agreement generated a return of 771,678 shares, which were allocated to treasury, in the amount of R$15,306, with 348,411 shares and R$9,676 recognized this fiscal year. During the fiscal year, exceptionally, the parties negotiated the release of some of these shares as early settlement of contingencies that did not occur, resulting in a gain of R$7,763 in favor of the Company (see Note 25).

Share-based payment

At June 30, 2022, the compensation plan had an accrued balance of R$4,989, composed by a residual amount of (R$726) referring to old plans and a compensation plan in force constituted in 2021, with maturity on June 30 ,2023, in the adjusted amount of R$5,715 (Note 24.a).

The information on the share-based compensation plan is described in Note 24.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Capital transactions shareholders

On February 4, 2021, the Company assumed control of the acquired companies “Acres del Sud” (indirectly controlled by Cresud S.A.C.I.F.Y.A), with the parties negotiating an initial payment of R$160,399 based on the preliminary equity assessed at June 30, 2020. The agreement envisaged a price adjustment to reflect the equity variation of the Bolivian companies between June 30, 2020 and the reference date of the transaction. In accordance with the criteria established by the parties, the difference between the net assets of the companies acquired and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under shared control, as shown below:

2021
Consideration	(165,764)
Net assets acquired	154,733
Effect of reorganization	(11,031)

c)	Income reserves

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

On October 27, 2021, the Company approved the payment of dividends at the Annual and Extraordinary Shareholders Meeting based on the financial statements of June 30, 2021. The amount of R$75,441 refers to the minimum mandatory dividend and R$184,559 to the additional dividends proposed. The dividends declared were paid on November 9, 2021. In accordance with Article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years as from the date they were made available to the shareholder, and will then inure to the benefit of the Company.

At a meeting held on April 4, 2022, the Board of Directors approved the payment of interim dividends in the amount of R$200,000, based on the balance of the Investment and expansion reserve. The payment was made on April 29, 2022. In accordance with article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder, and will inure to the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Pursuant to article 36, of the Company’s Bylaws, income for the year shall be allocated as follows after accrual of the legal reserve: (i) 25% (twenty five percent) of adjusted net income will be allocated to the payment of mandatory dividends; (ii) the remaining portion may be allocated to payments of additional dividends approved at the Shareholders Meeting; and (iii) the reserve for investment and expansion, in compliance with Federal Law 6,404/76.

The appropriation of net income is as follows:

	2022	2021
Income for the year	520,100	317,646
(-) Constitution of legal reserve (5% of net income)	(26,005)	(15,882)
Adjusted profit for the year	494,095	301,764

(-) Mandatory minimum dividends - 25% of adjusted net income	(123,524)	(75,441)
(-) Additional dividends proposed	(196,476)	(184,559)

Proposed dividends	(320,000)	(260,000)

Constitution of reserve for investments and expansion	174,095	41,764

Total shares of paid up capital (per thousand shares)	102,377	102,377
(-) Treasury shares (per thousand shares)	(3,533)	(3,185)
(=) Outstanding shares (per thousand shares)	98,844	99,192

Dividend per share (R$)	3.24	2.62

e)	Other comprehensive income

At June 30, 2022, the effects from foreign exchange rate variation arising from the translation of the financial statements of companies located abroad amounted to R$18,265 (R$35,917) at June 30, 2021, and the accumulated effect reached R$97,687 (R$79,422 at June 30, 2021).

f)	Treasury shares

Under article 20, item XII of the Bylaws of BrasilAgro, the Board of Directors is responsible, among others established in the law or the Bylaws, for deliberating on the acquisition by BrasilAgro of shares issued by itself, to be held in treasury and/or later cancellation or sale.

BrasilAgro approved three (3) Share Repurchase Programs at the Board of Directors meetings held on: (i) September 2, 2013; (ii) June 25, 2016; and, finally, (iii) the last Share Repurchase Program of the Company, approved at the Board of Directors meeting held on September 20, 2016, whose term of eighteen (18) months ended on March 21, 2018. Currently there is no Share Repurchase Program in force, and the number of treasury shares at June 30, 2022 is 3,533,498 that corresponds to R$49,761.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2020	2,761,820	31,501
Return of shares – Acquisition of Agrifirma	423,267	8,584
At June 30, 2021	3,185,087	40,085
Return of shares – Agreement of Agrifirma	348,411	9,676
At June 30, 2022	3,533,498	49,761

21.	Segment information

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

The selected P&L, liabilities and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2022
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	1,168,137	6,450	720,883	25,242	378,919	31,507	5,136	-
Gain from sale of farm	251,534	251,534	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	549,764	-	313,944	7,122	227,717	968	13	-
Reversal of provision for agricultural products after harvest	(50,822)	-	(49,244)	(1,576)	-	-	(2)	-
Cost of sales	(1,142,688)	(4,536)	(720,236)	(24,967)	(352,519)	(27,948)	(12,482)	-
Gross income	775,925	253,448	265,347	5,821	254,117	4,527	(7,335)	-
Operating income (expenses)
Selling expenses	(43,578)	-	(33,359)	(794)	(1,260)	(970)	(7,195)	-
General and administrative expenses	(55,968)	-	-	-	-	-	-	(55,968)
Other operating income	13,829	-	-	-	-	-	-	13,829
Equity pickup	(31)	-	-	-	-	-	-	(31)
Operating income (loss)	690,177	253,448	231,988	5,027	252,857	3,557	(14,530)	(42,170)
Net financial income
Financial income	955,783	356,337	423,883	17,490	11,363	3,054	-	143,656
Financial expenses	(1,008,643)	(324,297)	(497,102)	(25,924)	(8,127)	(2,746)	-	(150,447)
Net income (loss) before taxes	637,317	285,488	158,769	(3,407)	256,093	3,865	(14,530)	(48,961)
Income and social contribution taxes	(117,217)	(18,277)	(53,981)	1,158	(87,072)	(1,314)	4,940	37,329
Net income (loss) for the year	520,100	267,211	104,788	(2,249)	169,021	2,551	(9,590)	(11,632)
Total assets	3,345,263	1,691,599	402,120	38,625	274,605	69,749	144,916	723,649
Total liabilities	1,129,215	290,399	101,239	1,393	35,093	-	-	701,091

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

	2021
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	662,952	11,365	330,417	27,771	264,978	28,966	(545)	-
Gain from sale of farm	53,097	53,097	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	527,348	-	348,307	30,051	142,302	10,234	(3,546)	-
Reversal of provision for agricultural products after harvest	(22,728)	-	(22,728)	-	-	-	-	-
Cost of sales	(729,145)	(1,874)	(431,126)	(37,082)	(231,543)	(25,596)	(1,924)	-
Gross income	491,524	62,588	224,870	20,740	175,737	13,604	(6,015)	-
Operating income (expenses)
Selling expenses	(27,951)	(491)	(26,073)	(289)	(563)	(535)	-	-
General and administrative expenses	(46,852)	-	-	-	-	-	-	(46,852)
Other operating income	(22,613)	-	-	-	-	-	-	(22,613)
Equity pickup	11	-	-	-	-	-	-	11
Operating income (loss)	394,119	62,097	198,797	20,451	175,174	13,069	(6,015)	(69,454)
Net financial income
Financial income	849,623	269,001	524,696	3,253	3,406	4,113	-	45,154
Financial expenses	(945,611)	(233,339)	(601,953)	(7,431)	(8,929)	(7,273)	-	(86,686)
Net income (loss) before taxes	298,131	97,759	121,540	16,273	169,651	9,909	(6,015)	(110,986)
Income and social contribution taxes	19,515	(10,762)	(41,324)	(5,533)	(57,681)	(3,369)	2,045	136,139
Net income (loss) for the year	317,646	86,997	80,216	10,740	111,970	6,540	(3,970)	25,153
Total assets	3,428,318	1,486,493	392,283	25,289	218,017	47,587	33,238	1,225,411
Total liabilities	1,245,717	251,423	283,420	2,563	61,992	-	-	646,319

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

	2020
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	487,568	14,680	233,413	13,052	192,942	32,674	807	-
Gain from sale of farm	61,420	61,420	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	160,371	-	86,373	1,373	75,861	(1,298)	(1,938)	-
Reversal of provision for agricultural products after harvest	(4,153)	-	(4,153)	-	-	-	-	-
Cost of sales	(483,813)	(4,876)	(245,805)	(13,529)	(184,811)	(32,436)	(2,356)	-
Gross income	221,393	71,224	69,828	896	83,992	(1,060)	(3,487)	-
Operating income (expenses)
Selling expenses	(14,300)	3,731	(16,247)	(282)	(1,136)	(366)	-	-
General and administrative expenses	(43,890)	-	-	-	-	-	-	(43,890)
Other operating income	1,231	-	-	-	-	-	-	1,231
Equity pickup	(150)	-	-	-	-	-	-	(150)
Operating income (loss)	164,284	74,955	53,581	614	82,856	(1,426)	(3,487)	(42,809)
Net financial income
Financial income	375,413	146,161	11,325	886	-	-	23,053	193,988
Financial expenses	(406,168)	(133,795)	(39,362)	(3,651)	(4,828)	(1,532)	(43,175)	(179,825)
Net income (loss) before taxes	133,529	87,321	25,544	(2,151)	78,028	(2,958)	(23,609)	(28,646)
Income and social contribution taxes	(13,975)	(6,722)	(8,685)	731	(26,530)	1,006	8,027	18,198
Net income (loss) for the year	119,554	80,599	16,859	(1,420)	51,498	(1,952)	(15,582)	(10,448)
Total assets	2,044,368	1,171,762	226,733	17,224	161,706	35,905	26,678	404,360
Total liabilities	922,799	161,609	220,751	-	73,290	-	-	467,149

The balance sheet accounts are mainly represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

a) Information on concentration of clients

In the year ended June 30, 2022, the Company has four clients individually representing 10% or more of consolidated revenues, representing 57.9% of the total revenues of the Company. Of these four clients, two account for 97.8% of the revenues from the sugarcane segment and two account for 41% of the revenues from the grain/cotton segments.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

	Brazil			Paraguay and Bolivia
	2022	2021	2020	2022	2021	2020
Net revenue	1,077,731	616,611	467,658	90,406	46,341	22,570
Non-current	925,019	865,060	853,957	429,042	387,754	275,957

22. Revenues

a) Operating sales

	2022	2021	2020
Sales of grains	727,875	336,115	237,904
Sales of cotton	26,109	28,475	13,104
Sales of sugarcane	379,242	265,062	192,943
Sales of beef cattle	32,773	29,566	33,609
Lease	15,047	19,350	18,127
Other revenues	9,368	1,301	1,658
Gross operating revenue	1,190,414	679,869	497,345

Sales deductions
Taxes on sales	(22,277)	(16,917)	(9,777)
Net revenue	1,168,137	662,952	487,568

b) Sale of farms

	2022	2021	2020
Sale of farm	461,615	102,011	83,179
Adjustment to present value	(145,441)	(16,245)	(11,687)
Gross revenue from sale of farm	316,174	85,766	71,492

Sales taxes	(7,973)	(2,151)	(2,610)
Cost of sale of farm	(56,667)	(30,518)	(7,462)

Gain from sale of farm	251,534	53,097	61,420
Selling expenses	(6,553)	-	-
Income tax and social contribution	(11,110)	(1,815)	(2,201)
Net gain from sale of farms	233,871	51,282	59,219

The meeting of certain obligations related to prior-year sales enabled the recognition of the gain from the sale of farms that was no recognized on the date of execution of the sale agreement. Of the total Gross Revenue from the sale of farms, R$3,796 refers to the transfer of a 133-hectare area of Cerrado biome negotiated in the sale of Jatobá III, and R$2,904 refers to the realization of the official measurement of the Jatobá II Farm, a condition related to the variable consideration concept provided for in IFRS 15 – Revenue, mentioned in Note 8.1(f).

The sale of the Bananal X Farm (Note 2.1) did not affect the Gain from sale of farm because the asset was recognized at its fair value less selling expenses, as set forth in IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, as shown below:

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

2021
Selling price	28,000
Present value adjustment	(1,159)
Gross revenue from sale of farm	26,841

Cost of sale	(25,231)
Commission on sale	(1,610)
Gain from sale of farm	-

23. Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total
Depreciation and amortization	81,324	-	1,290	82,614
Personnel expenses	56,924	3,240	39,257	99,421
Expenses with service provider	166,772	-	5,858	172,630
Leasing	28,267	-	342	28,609
Cost of agricultural products	284,694	-	-	284,694
Fair value of adjustment of agricultural products	508,496	-	-	508,496
Freight and storage	-	33,123	-	33,123
Allowance for doubtful accounts	-	20	-	20
Sale of farm	-	7,195	-	7,195
Maintenance, travel expenses and others	16,211	-	9,221	25,432
Period ended June 30, 2022	1,142,688	43,578	55,968	1,242,234
Depreciation and amortization	109,023	-	981	110,004
Personnel expenses	30,293	3,060	32,406	65,759
Expenses with service provider	193,254	-	6,482	199,736
Leasing	11,368	-	397	11,765
Cost of agricultural products	53,684	-	-	53,684
Fair value of adjustment of agricultural products	316,636	-	-	316,636
Freight and storage	-	24,740	-	24,740
Allowance for doubtful accounts	-	151	-	151
Maintenance, travel expenses and others	14,887	-	6,586	21,473
Period ended June 30, 2021	729,145	27,951	46,852	803,948
Depreciation and amortization	58,737	-	1,512	60,249
Personnel expenses	25,115	2,290	30,681	58,086
Expenses with service provider	143,808	-	5,593	149,401
Leasing	13,462	-	175	13,637
Cost of agricultural products	134,972	-	-	134,972
Fair value of adjustment of agricultural products	96,689	-	-	96,689
Freight and storage	-	14,450	-	14,450
Allowance for doubtful accounts	-	(2,440)	-	(2,440)
Maintenance, travel expenses and others	11,030	-	5,929	16,959
Period ended June 30, 2020	483,813	14,300	43,890	542,003

24. Management compensation and share based payments

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2022	2021	2020
Board of directors and executive board compensation	4,208	3,803	3,789
Bonuses	8,249	8,220	7,093
Short term employee benefits	12,457	12,023	10,882
Share based payment	1,717	1,416	1,117
Total compensation	14,174	13,439	11,999

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

The total compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2022 in the amount of R$14,082, was approved at the Annual General Meeting held on October 27, 2021.

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

Shares are granted to participants only if they remain employed by the Company until the end of the vesting period and achieve certain KPIs. One of the KPIs is a certain percentage of appreciation of the price of the AGRO3 stock in the vesting period; if such percentage is not reached, participants will not have the right to receive any shares. If the KPI of stock appreciation is achieved, the number of shares to be granted will vary in three ranges, depending on the level of achievement of three other KPIs, and will be adjusted by the dividends per share distributed in the vesting period, and will increase by an amount established in case the share appreciation exceeds the floor price. The performance indicators include, in addition to the AGRO3 share price, factors such as Operating Profitability, Sale of Farm and Company Capitalization. The amount of the expense is adjusted on account of this review and the effects are recognized prospectively.

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

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation plan (“ILPA 2”), in continuity to the ILPA Plan. The structure of the second program follows ILPA Plan’s basic guidelines, which include, basically, the requirement that employees must remain in the Company during the vesting period and achieve the key performance indicators (“KPIs”) cumulatively from July 1, 2020 to June 30, 2023 (vesting period).

The ILPA Plan is accounted for following the provisions of IFRS 2, given that the Company receives services from the participants and as consideration assumes the commitment of delivering shares issued by itself if the conditions are met. On the reporting date, the expenses of ILPA 2 amounted to R$5,715 (R$ 2,550 on June 30,2021).

25. Other operating income (expenses), net

	2022	2021	2020
Income (loss) on sale of PPE	2,652	(1,378)	(151)
Expenses with acquisitions of new businesses	(2,093)	-	-
Provision for legal claims	(19)	(1,404)	(601)
Agricultural insurance claims (i)	8,708	-	6,315
Expenses with acquisition of Agrifirma	-	-	(2,530)
Contractual losses	-	(1,392)	-
Donations to BrasilAgro Institute	-	(2,057)	-
Tax credits not used	-	(3,964)	-
Gain from indemnities (iii)	7,763	-	-
Warrants and restricted shares (ii)	(2,883)	(12,668)	(1,053)
Other	(299)	250	(749)
	13,829	(22,613)	1,231

(i) On October 13, 2021, the subsidiary Palmeiras S.A. received indemnification in the amount of R$8,708, corresponding to the multiple-risk agricultural policy for the 2020/21 crop year, which covers possible losses in soybean and corn production. The losses were caused by the severe drought that occurred in the first half of 2021, which affected the region of Mariscal Estigarribia, in Boquerón, where the company’s farm is located. The indemnification was paid in full, with no amounts left to receive.

(ii) The gains and losses reflect the residual liabilities from the acquisition of Agrifirma, measured at fair value. The liabilities correspond to a number of warrants and restricted shares (Note 19), which may vary and, therefore, are classified as financial instruments, recognized as liabilities and measured at fair value based on the Company’s share price.

(iii) Indemnity received due to the early settlement of contingencies under the Agrifirma agreement .

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

26. Financial income and expenses

	Notes	2022	2021	2020
Financial income
Interest on marketable securities		67,010	8,193	5,396
Interest on receivable		2,730	1,165	3,619
Foreign exchange variation (i)		31,717	20,257	14,038
Gain on remeasurement of leases (iii)		37,628	2,895	15,246
Gain on remeasurement of receivables from sale of farms (iv)		238,973	227,005	130,915
Realized profit from derivative transactions (v)	7	121,988	76,885	50,484
Unrealized profit from derivative transactions (vi)	7	455,737	513,223	155,715
		955,783	849,623	375,413
Financial expenses
Marketable securities charges		(2,900)	(1,383)	(1,456)
Bank charges		(1,999)	(6,140)	(706)
Interest accrued		(68,044)	(28,693)	(25,248)
Monetary variation (i)		(732)	(682)	-
Foreign exchange variation (ii)		(29,096)	(29,292)	(15,765)
Gain on remeasurement of leases (iii)		(57,984)	(74,160)	(36,091)
Loss on remeasurement of receivables from sale of farms (iv)		(204,456)	(89,663)	(72,535)
Realized loss from derivative financial transactions (v)	7	(201,936)	(193,415)	(91,196)
Unrealized loss from derivative financial transactions (vi)	7	(441,496)	(522,183)	(163,171)
		(1,008,643)	(945,611)	(406,168)
Financial (expense) income, net		(52,860)	(95,988)	(30,755)

Net balances are as follows:

	2022	2021	2020
Monetary variations (i)	(732)	(682)	-
Foreign exchange difference (ii)	2,621	(9,035)	(1,727)
Net on remeasurement of leases (iii)	(20,356)	(71,265)	(20,845)
Net on remeasurement of receivables from sale of farms (iv)	34,517	137,342	58,380
Realized profit (loss) from derivative financial instruments (v)	(79,948)	(116,530)	(40,712)
Unrealized (loss) profit from Derivative financial instruments (vi)	14,241	(8,960)	(7,456)

27. Earnings per share

	2022	2021	2020
Net income for the year	520,100	317,646	119,554
Weighted average number of common shares issued (thousands)	98,844	69,642	56,681
Effect from dilution – shares	513	1,774	420
Weighted average number of common shares issued adjusted by the dilution effect	99,357	71,416	57,101
Basic earnings per share	5.2618	4.5611	2.1092
Diluted earnings per share	5.2347	4.4478	2.0937

28. Provision for legal claims

The Company is involved in civil, labor, environmental and tax lawsuits and administrative proceedings. The provision for probable losses arising from these lawsuits is determined and updated by management, supported by the opinion of the Company’s external legal advisors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

Provisions for lawsuits by type are:

Labor

The Company is defendant to labor lawsuits that involve employment relationships and the calculation of labor and severance pay.

Tax

The Company is a party to administrative proceedings on the collection of supplementary Rural Land Tax (ITR) referring to the Clear Land Value declared and not demonstrated.

Environmental

The Company is a party to administrative proceedings on notices of violation issued by the Institute of the Environment and Water Resources (INEMA) related to the fire that occurred on the Bananal Farm and on the provision of information on the Rural and Environmental Registration.

Civil

The Company is a party to a lawsuit on the protest of a promissory note pledged as guarantee.

Probable likelihood of loss

	Labor	Civil	Tax	Environ.	Total
At June 30, 2020	1,018	67	-	400	1,485
Additions	1,010	-	-	260	1,270
Monetary restatement	150	2	-	34	186
Additions/Reversals	279	(69)	-	(262)	(52)
Payments	(1,444)	-	-	-	(1,444)
At June 30, 2021	1,013	-	-	432	1,445
Additions	407	-	533	20	960
Monetary restatement	75	-	16	22	113
Reversal	(829)	-	(205)	(20)	(1,054)
Payments	(347)	-	-	-	(347)
At June 30, 2022	319	-	344	454	1,117

Possible likelihood of loss

The Company is party to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	2022	2021
Civil	7,789	10,570
Tax	14,997	3,532
Labor	7	825
	22,793	14,927

Judicial deposits

	2022	2021
Labor	320	339
Tax	1,250	1,195
Environmental	485	434
Civil	160	152
	2,215	2,120

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

29. Commitments

Sales agreements for future delivery

BrasilAgro and its subsidiaries have sales agreements for future delivery with some clients, as shown below:

Crop year 2021/2022
Crop	Delivery date	Quantity	Agreements	Unit	Currency	Price/pernut
Cotton lint	Jul/22-Nov/22	2,920	6	ton	US$	2,060.80
Soybean	Jan/22-Aug/22	678,690	22	bags	R$	173.58
Soybean	Jan/22-Jun/22	1,023,701	21	bags	US$	29.51
Corn	Aug/22	476	2	ton	US$	232.53
Corn	Jan/22-Oct/22	1,062,057	20	bags	R$	69.30
Sugarcane	Apr/22-Dec/22	879,957	1	ton	R$	**

**	The billed price of sugarcane varies according to the Consecana price of the month billed.

30. Related parties

	Assets		Liabilities
	2022	2021	2022	2021
Compensation plans
Management	1,717	1,625	-	-
	1,717	1,625	-	-
Other
Cresca (a)	122	116	1,642	1,583
Cresud (b)	-	546	312	936
Hemir I	-	393	5,518	5,080
Amounts receivable/payable	-	488	-	488
	122	1,543	7,472	8,087
Total – Related parties	1,839	3,168	7,472	8,087

a)	Acquisition of biological assets and other fixed assets by Palmeiras, during the spin-off of Cresca.
b)	Expenses mainly refer to the implementation, development, and maintenance of systems.
c)	During the process of acquisition of the subsidiaries in Bolivia, the parties entered into an agreement to maintain the blocked contingency amount, aiming to protect the Company.

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2022:

Insurance type	Coverage – R$
Civil liability (D&O)	30,000
Civil, professional and general liability	10,761
Machinery/Automobile	15,041
Completion guarantee	10,420
Fire/lightning/explosion/electrical damage (office)	13,202
Rural multi-risk	131,724

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2022

(In thousands of reais, except as stated otherwise)

32. Subsequent events

Lease – Parceria XI

On July 21, 2022, the Company entered into an agricultural partnership agreement with the São Domingos Farm for the commercial exploration of an arable area of approximately 6,070 hectares. The area is located in the municipality of Comodoro, state of Mato Grosso, and the term of the agreement is 12 years. Possession will be phased in two portions of 3,035 hectares each, the first estimated for December 2022 and the second for December 2023.

New acquisition

At September 15, 2022, the Company has acquired a rural property located in the municipality of Querência, state of Mato Grosso, Brazil.

The property has an arable area of 5,400 hectares (10,800 hectares of total area), of which 80% are suitable for second crop. The farm has clay and rainfall levels and altitude that allow cultivation of grains and cotton and is located less than 100 km from paved roads. The farm is in the eastern region of the state of Mato Grosso, which is characterized by the high growth of agricultural areas in the country, with the advancement of agriculture in pasture areas.

The acquisition value is R$285.6 million (302 soybean bags per arable hectare), which will be paid in two installments, a down payment and an annual installment.This transaction was important for the Company to diversify and expand our presence in the state of Mato Grosso, one of the most important in the production of commodities in the world, and guarantee the growth of our productive area, in addition to real estate gains, with the transformation of pasture areas into agriculture

***