Form 20-F
period 2023-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2023-10-31
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

On June 30, 2023, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$4.8192 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2022, the selling rate was R$5.2374 to US$1.00. The selling rate was R$5.0022 to US$1.00 on June 30, 2021, R$5.4760 to US$1.00 on June 30, 2020, and R$3.8322 to US$1.00 on June 30, 2019, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2023 may not be indicative of future exchange rates. On September 30, 2023, the selling rate was R$5.0076 to US$1.00, as reported by the Central Bank.

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

On June 30, 2023, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$4.8192 to US$1.00, based on the selling rate as reported by the Central Bank. On September 30, 2023, the selling rate was R$5.0076 to US$1.00, as reported by the Central Bank.

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

We could remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds US$1.235 billion, (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, (c) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period, or (d) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

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

The forward-looking statements included in this annual report relate to, among other factors:

●	our business prospects and future results of operations;

●	weather and other natural phenomena;

●	global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine and the recent conflict between Israel and Hamas, which may exacerbate market pressures and economic volatility;

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine and the recent conflict between Israel and Hamas;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

●	the implementation of our business strategy;

●	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

●	the implementation of our financing strategy and capital expenditure plan;

●	the maintenance of relationships with our customers;

●	the competitive nature of the industry in which we operate;

●	the cost and availability of financing;

●	future demand for the commodities we produce;

●	international prices for commodities;

●	the condition of our land holdings;

●	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

●	the performance of the Brazilian and world economies;

●	the relative value of the Brazilian real compared to other currencies; and

●	the factors discussed under “Item 3—Key Information—3.D. Risk Factors” in this annual report.

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

Our business strategy depends on our ability to acquire, develop, operate and sell our agricultural properties on a profitable basis. Our strategy is based on our ability to acquire agricultural properties at attractive prices, develop them into efficient and profitable operations and sell them at a profit in the medium and long term. These factors are essential for our prospects of success, but are subject to significant uncertainties, contingencies and risks within our economic, competitive, regulatory and operational environment, many of which are beyond our control. Our ability to execute our business strategy successfully is uncertain and may be adversely affected by any of the following factors, among others:

●	failure to pursue our business strategy;

●	failure or difficulty to acquire and sell agricultural properties at attractive prices;

●	changes in market conditions or failure to anticipate and adapt to new trends in Brazil’s rapidly evolving agricultural sector;

●	inability to overcome certain limitations on the acquisition of land in Brazil by foreigners, as provided in the opinion of the Federal Attorney General’s Office (AGU), as further detailed in this annual report;

●	failure to maintain the fiscal structure of our subsidiaries;

●	inability to develop infrastructure and attract or retain personnel in a timely and effective manner;

●	inability to identify service providers for our agricultural properties and projects;

●	increased competition for suitable land from other agricultural real estate owners or developers, which increases our costs and adversely affects our profit margins;

●	inability to develop and operate our agricultural properties profitably, which may result from inaccurate estimates regarding the cost of infrastructure, other investments or operating costs;

●	failure, delays or difficulties in obtaining necessary environmental and regulatory permits;

●	failure by purchasers of our properties to meet their payment obligations to us;

●	increased operating costs, including the need for improvements to fixed assets, insurance premiums and property and utility taxes and fees that affect our profit margins;

●	adverse climate conditions, such as global warming, which may contribute to the change of frequency of unpredictable or uncommon meteorological phenomena such as hurricanes and typhoons, as well as unpredictable and unusual patterns of rainfall, among others;

●	unfavorable climate conditions in Brazil, Bolivia or Paraguay, particularly in the regions where we carry out our activities;

●	the economic, political and business environment in Brazil, Bolivia or Paraguay, and specifically in the geographic regions where we invest and operate;

●	inflation, fluctuating interest rates and exchange rates;

●	disputes and litigation relating to our agricultural properties; and

●	labor, environmental, civil and pension liabilities.

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

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General’s Office (AGU) affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not allowed to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária), or INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the granting of such certificates.

Recently, Brazilian Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and provided that the limitations mentioned above do not apply to: (i) the pledge of real estate as collateral (including the fiduciary transfer of real estate property); and (ii) debt settlements arising from the execution of real estate collateral. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities.

We are unable to determine with certainty what percentage of our share capital is owned directly or indirectly by foreign ultimate beneficial owners. If Brazilian authorities determine that we are controlled by foreigners for the purposes of Law No. 5,709/71, the acquisitions and leasing completed by us after the approval of the opinion of the Federal Attorney General’s Office (AGU) in 2010 may be challenged, which could also result in substantial delays in our future acquisitions of rural properties and our inability to obtain the necessary governmental approvals. Additionally, acquisitions made in violation of existing laws and regulations may be declared null and void.

The applicability of Law No. 5,709/71 is being discussed in the Original Civil Action (Ação Cível Originária) No. 2,463 and in the Action for Breach of Constitutional Provision (Ação de Descumprimento de Preceito Fundamental) No. 342, both before the Brazilina Supreme Court (STF). The first action (Original Civil Action No. 2,463) concerns the Opinion No. 461/2012-E of the General Inspectorate of Justice of the State of São Paulo (Corregedoria-Geral de Justiça do Estado de São Paulo), which established that notaries and real estate registry officials of the State of São Paulo would be exempt from complying with the restrictions imposed by Law No. 5,709/71 and by Decree No. 74,965/74. The second action (Action for Breach of Constitutional Provision No. 342), which is related to the first lawsuit, was filed on April 16, 2015 by the Brazilian Rural Society (Sociedade Rural Brasileira) questioning the applicability of paragraph 1, article 1, of Law No. 5,709/71 and consequently, of the opinion issued by the Federal Attorney General’s Office (AGU) in 2010.

A trial began before the Brazilian Supreme Court (STF) in February 2021, with the vote of the rapporteur Justice stating that the restrictions on companies considered to be controlled by a foreign entity must be maintained. A second Justice asked to pause the proceedings to review the file, thereby interrupting the trial, which was only resumed in June 2021, when the Justice presented his vote diverging from the rapporteur, confirming the inapplicability of the restrictions. As of the date of this annual report, a final judgment is still pending, and we are not able to provide an estimate of the timeframe for a final judgment to be issued by the Supreme Court. Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties.

Depending on the final decisions of these lawsuits, we may need to modify our business strategy and intended practices in order to acquire rural properties. This may have the effect of increasing the number of transactions we must complete, which would increase our transaction costs. It may also require us to adopt alternative measures to reduce our interest in companies that own or lease rural properties, including entering into joint ventures, which increases the complexity and risks associated with these transactions.

Any regulatory limitations and restrictions may substantially limit our ability to acquire rural properties, increase the investments, transaction costs or complexity of such transactions or complicate the necessary regulatory procedures, any of which could materially and adversely affect us and our ability to successfully implement our business strategy.

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

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide food supply and demand as well as factors related to financial speculation;

●	disruptions in commodity markets caused by global events,

●	global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine and the recent conflict between Israel and Hamas, which may exacerbate disruptions, market pressures and volatility;

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine and the recent conflict between Israel and Hamas;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

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

Oil prices varied sharply in 2021, 2022 and 2023, with a record demand shock along with excess supply created by internal dispute among OPEC+ members. In March 2020, a dispute between Saudi Arabia and Russia sparked oil price volatility, which continued through 2023 as a direct result of the Russian invasion of Ukraine and the recent conflict between Israel and Hamas, thereby bringing the price of oil to its highest level since 2008.

A decline in sugar prices could have an adverse effect on the financial performance of our sugarcane businesses.

Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.

We currently sell a substantial portion of our total crop production to a small number of customers who have considerable bargaining power. For instance, in the year ended June 30, 2023, three of our customers were responsible for 45.8% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 42.0% of our revenue in the grain/cotton segment, and one was responsible for 63.1% of our revenue in the sugarcane segment.

Comparatively, in the year ended June 30, 2022, four of our customers were responsible for 57.9% of our revenue, and each of these four customers was responsible for at least 10.0% of our revenue. Of these four customers, two were responsible for 97.8% of our revenue in the sugarcane segment, and two were responsible for 41.0% of our revenue in the grains/cotton segment. See Note 21 to our financial statements included elsewhere in this annual report.

In May 2015, we entered into a supply contract and a rural partnership agreement with Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), which is controlled by Novonor S.A. – Em Recuperação Judicial (formerly known as Odebrecht S.A.), pursuant to which we currently supply them with 100% of our sugarcane production from the Alto Taquari and Araucária farms. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests. The term of this rural partnership agreement covers a total area of 5,624 hectares, which we expect to explore and operate until March 31, 2026.

In addition, in January 2017, we entered into a supply contract and a rural partnership agreement with Agro Pecuária e Industrial Serra Grande Ltda. (“Agro Serra”), pursuant to which we currently supply them with 100% of our sugarcane production from São José farm. The term of this supply contract covers at least 15 crop years, and therefore is scheduled to expire no earlier than in crop year 2032/2033, and encompasses a total area of 14,900 hectares, which we expect to explore and operate until its expiration.

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

Demand for our products may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic conditions, such as higher fuel prices, higher interest rates, stock and real estate market declines and associated volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand for, or the prices of, our products. We cannot predict the duration or magnitude of a downturn or the timing or strength of economic recovery. If a downturn were to occur or continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns may adversely affect our suppliers, which can result in disruptions to our operations and financial losses. Moreover, the deterioration of global economic conditions, particularly in relevant economies, such as the United States, China and Europe, may ultimately decrease the demand for our products and have a material adverse effect on our financial condition and results of operations.

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

In 2020, the real depreciated by 29.2% against the U.S. dollar, and on December 31, 2020, the real/U.S. dollar exchange rate was R$5.1967. In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the real/U.S dollar exchange rate was R$5.5799. In 2022, the real appreciated by 6.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.2177 per US$1.00 on December 31, 2022. In 2023 (until September 30, 2023), the real appreciated by 4.0% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.0076 per US$1.00 on September 30, 2023. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

Capital control restrictions imposed by Brazilian or foreign governments may adversely affect us.

Restrictions on capital movements, including dividend distributions, and changes in tax laws in the jurisdictions where we and our subsidiaries are incorporated or operate may adversely affect the ability of our subsidiaries to distribute dividends to the Company and to our shareholders.

We and our subsidiaries are incorporated and operate in several jurisdictions, including Bolivia and Paraguay. The governments of these jurisdictions may impose restrictions on: (i) the conversion of local currency into foreign currency; (ii) the distribution of the results of investments by foreign investors; and (iii) the the distribution of dividends and other capital distributions to shareholders in those jurisdictions. As a result, we may be limited or restricted from distributing dividends or making other capital distributions to our shareholders. In addition, these restrictions may also affect the market price of our common shares and ADRs.

Restrictions and difficulties relating to the transfer of rural properties may adversely affect us.

Pursuant to applicable laws and regulations in the countries in which we operate, we may experience difficulties and delays with respect to the transfer of rural properties and the associated titling procedures.

As is the case of Brazil, in the other countries in which we operate, there are also laws that impose limitations on the purchase and lease of rural land by foreigners and companies controlled by foreigners, including: (i) Law No. 26,737 in Argentina; (ii) Law No. 1,715 in Bolivia; and (iii) Law No. 2,532 in Paraguay. There is also a proposed bill for the national protection of rural land in Paraguay, which could adversely impact our operations if it is enacted into law.

In Bolivia, for example, Law No. 1,715 regulates the process for the reorganization of rural properties and whose scope consists of perfecting real estate titles in favor of individuals. The procedures conducted by the National Institute of Agrarian Reform of Bolivia (INRA), its speed of the process and the actual transfer and titling are subject to various interferences, whether political in nature or derived from actions by third parties who intend to challenge our property transfer and titling procedures.

These restrictions and difficulties, which exist in some form in all the countries in which we operate, may affect the liquidity of our properties and make it more difficult for financial institutions to grant credit to us.

Cresud, our significant shareholder, and certain members of our board of directors may have interests that differ from those of our other shareholders.

As of September 30, 2023, Cresud held 34.32% of our common shares. Cresud has other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between Cresud and our other shareholders. In addition, five of our nine directors have been nominated by Cresud and certain members of our management, including our Chief Financial Officer and Investor Relation Officer, were previously employed by Cresud. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and Cresud or any of its affiliates. It may also limit the ability of such directors and officers to participate in certain matters.

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

We also rely on fertilizers and agrochemicals, many of which are petrochemical based. In our segments related to agricultural activity (grains, cotton, sugarcane and cattle raising), fertilizers and agrochemicals represented approximately 31% of our total cost of production (including manufacturing and administrative expenses) for the 2022/2023 harvest year. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, supply shortages have continued to exist and have been aggravated by the ongoing conflict between Russia and Ukraine.

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

We may be adversely affected by the ongoing conflict between Russia and Ukraine, the recent conflict between Israel and Hamas, and the ensuing global geopolitical and economic instability.

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

The effects of the ongoing conflict between Russia and Ukraine on the Russian and global economy remains uncertain. However, they have resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally. As a result, in particular, the availability and price of fertilizers for the 2023/2024 harvest year is subject to significant uncertainty in Brazil and the other countries in which we operate. From a supply point of view, Brazil and the other countries in which we operate are highly dependent on imports of fertilizers from Russia and other neighboring countries. In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. As a result of such supply risks, we believe that there may be shortages of some types of fertilizers (mainly of potash-based products). We may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future. Failure to obtain fertilizer on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

 On October 7, 2023, the military-winged Islamic organization called Hamas infiltrated Israel’s Southern border from the Gaza Strip and carried out a series of attacks against civilian and military targets, including firing rockets toward Israeli cities. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The intensity and duration of Israel’s current war against Hamas is difficult to predict, as well as such war’s economic implications on the Company’s business and operations and on the global geopolitical scale.

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the the conflict between Hamas and Israel could limit our ability to obtain external financing to fund our operations and capital expenditures. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine, the conflict between Hamas and Israel and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition.

Geopolitical tensions in petroleum-producing countries may also affect the global supply of oil and lead to increased prices. The conflict between Russia and Ukraine and the recent conflict between Israel and Hamas led to a spike in oil and energy prices. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tensions will not adversely affect our business, financial condition and results of operations.

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

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Brazil, we conduct operations in Paraguay and Bolivia or intend to conduct operations in other Latin American countries. Economic and political developments in the countries in which we operate or intend to, including future economic changes or crises (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

Fluctuations in the economies of Brazil and actions adopted by the governments of Brazil and the countries in which we operate have had and may continue to have a significant impact on companies operating in those countries, including us. We may continue to be affected by inflation, increased interest rates, fluctuations in the value of the Brazilian real against foreign currencies, price and foreign exchange controls, regulatory policies, business and tax regulations.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one only country will not adversely affect our business or the market value of, or market for, our common shares.

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

The Brazilian economy has experienced volatile growth and slowdowns in recent years. The Brazilian GDP decreased 4.1% in 2020. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021, 2.9% in 2022, and 3.7% in the first six months of 2023.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2023, it was 13.75% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 7.3% in 2019, 23.1% in 2020, 17.8% in 2021, and 5.5% in 2022. Cumulative inflation in the first six months of 2023, calculated by the same index, was -4.5%. The inflation rates, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, were 4.3% in 2019, 4.5% in 2020, 10.1% in 2021, and 5.8% in 2022. Cumulative inflation in the first six months of 2023, calculated by the same index, was 2.9%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2023, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our statutory audit committee.

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

For additional information, see “Item 10—Additional Information—B. Memorandum and Articles of Association—Statutory Audit Committee.”

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 22 agricultural properties in seven Brazilian states, aggregating 320,990 hectares, of which 214,920 hectares were arable but less than 15% of which were cultivated when acquired and 103,922 hectares were protected by environmental regulation. Since then, five of our agricultural properties were fully sold and five of our agricultural properties were partly sold, representing in the aggregate a total area of 107,661 hectares. As of the date hereof, we hold 273,486 hectares, including 60,157 hectares leased.

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

Agrifirma Agro Ltda. and its subsidiaries (“Agrifirma”) are engaged in the production, manufacture, storage and trading of agricultural products and the provision of agricultural services, as well as the management and commercial exploration of the properties that it owns. Since Agrifirma is engaged in operations in the same sector as us, we expect the following impacts by reason of the Merger: operational, financial and commercial benefits, such as dilution of general and administrative expenses, capture of synergies and economies of scale in the operations and potential appreciation of undeveloped areas. Agrifirma is comprised of its parent company (Agrifirma Agro Ltda.) and one subsidiary, namely Agrifirma Bahia Agropecuária Ltda.

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

On December 20, 2020, Cresud initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

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

On September 19, 2023, our board of directors approved the increase of our capital stock by R$3,064.36 through the issuance of 306,436 new common shares following the exercise of the Warrants by AB (Holdings) 1 S.A.R.L, in connection with the Merger of Agrifirma. As a result of the exercise of the Warrants, our capital stock was increased to R$1,587,984,600.71, divided into 102,683,444 common shares.

We will continue the investments to develop and transform our agricultural properties in Brazil, Bolivia and Paraguay. In this regard, we will continue to apply for financing with government development banks.

From July 1, 2020 until the date hereof, we completed the following transactions:

●	in June 2023, we sold an area of 4,408 hectares (3,202 arable hectares) in the Jatobá farm, located in the municipality of Jaborandi, in the State of Bahia. The total amount of the sale was 298 soybean bags per arable hectare, or R$121.6 million (approximately R$38,069 per arable hectare);

●	in April 2023, we sold an area of 5,185 hectares (3,796 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 790 soybean bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare);

●	in April 2023, we sold an area of 332 hectares (215 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 297 soybean bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare);

●	in November 2022, we sold an area of 1,965 hectares (1,423 arable hectares) in the Rio do Meio farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 291 soybean bags per arable hectare, or R$62.4 million (approximately R$43,900 per arable hectare);

●	in November 2022, we sold an area of 863 hectares (498 arable hectares) in the Morotí farm, located in Paraguay. The total amount of the sale was US$1.5 million (approximately US$1,700 per arable hectare);

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

The table below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of June 30, 2023:

Property	Location	Acquisition/Lease Date	Total Area	Arable Area	Project	Ownership
			(ha)	(ha)
Jatobá Farm	Jaborandi / BA	March 2007	8,868	7,006	Grains and Pasture	Owned
Alto Taquari Farm (1)	Alto Taquari / MT	August 2007	1,380	809	Sugarcane	Owned
Chaparral Farm	Correntina / BA	November 2007	37,182	26,444	Grains and Cotton	Owned
Nova Buriti Farm	Bonito de Minas / MG	December 2007	24,212	17,846	Forest	Owned
Preferência Farm	Baianópolis / BA	September 2008	17,799	12,41	Grains and Pasture	Owned
Avarandado Farm (Partnership II) (2)	Ribeiro Gonçalves / PI	November 2013	7,456	7,456	Grains	Leased
Morotí (Paraguai)	Boquerón	February 2018	58,721	33,554	Grains and Pasture	Owned
ETH Farm (Partnership III) (3)	Alto Taquari / MT	May 2015	5,128	5,128	Sugarcane	Leased
Agro-Serra Farm (Partnership IV) (4)	São Raimundo das Mangabeiras / MA	February 2017	15,000	15,000	Sugarcane	Leased
São José Farm	São Raimundo das Mangabeiras / MA	February 2017	17,566	10,137	Grains and Sugarcane	Owned
Xingu Farm (Partnership V) (5)	Região do Xingu / MT	August 2018	13,711	13,711	Grains	Leased

Regalito Farm (Partnership VI)	Região do Xingu / MT	September 2022	5,714	5,714	Grains	Leased
Arrojadinho Farm (6)	Jaborandi / BA	January 2020	16,642	11,063	Grains	Owned
Rio do Meio Farm (7)	Correntina / BA	January 2020	5,750	4,219	Grains	Owned
Serra Grande Farm	Baixa Grande do Ribeiro / PI	April 2020	4,489	2,904	Grains	Owned
Serra Grande II Farm (Partnership VII) (8)	Baixa Grande do Ribeiro / PI	December 2019	6,013	6,013	Grains	Leased
Acres del Sud (Bolívia)	Santa Cruz	February 2021	9,875	7,925	Grains and Sugarcane	Owned
Unagro Farm (Partnership VII) (9)	Santa Cruz	December 2019	1,065	1,065	Grains	Leased
São Domingos Farm (Partnership IX) (10)	Comodoro / MT	July 2022	6,070	6,070	Grains	Leased
Panamby Farm	Querência, MT	September 2022	10,844	5,379	Grains	Owned
Total			273,486	199,854

(1)	We will continue to operate 1,157 hectares of the area sold in October 21 until the 2024 harvest year.

(2)	We entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

(3)	We entered into an agricultural development partnership in the Parceria III Farm that may extent until March 31, 2026.

(4)	We entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with an option to renew for another 15 years.

(5)	We entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.

(6)	Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(7)	Farm acquired through the merger of Agrifirma.

(8)	We entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.

(9)	Farm partnership on the farm for the term of one harvest.

(10)	Farm partnership on the farm for up to 12 harvests.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 to our financial statements for the fiscal year ended June 30, 2023.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2023.

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

The table below shows certain information regarding our agricultural properties as of June 30, 2023:

Property	Location	Acquisition/Lease Date	Total Area	Land and Improvement Cost as of June 30, 2023 (1)	Estimated Fair Market Value as of June 30, 2023 (2)	Appreciation (3)
			(ha)	(R$ millions)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	8,868	13.7	304.9	2,126%
Alto Taquari Farm	Alto Taquari/MT	August 2007	1,380	17.3	31.0	79%
Chaparral Farm	Correntina/BA	November 2007	24,212	24.3	44.2	82%
Nova Buriti Farm	Januaria/MG	December 2007	17,799	34.4	157.9	359%
Preferência Farm	Barreiras/BA	September 2008	58,722	239.9	500.5	109%
Moroti Farm	Boqueron/ Paraguay	February 2018	17,566	114.4	475.1	315%
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	16,642	125.4	350.4	179%
Arrojadinho Farm	Jaborandi/BA	January 2020	5,750	66.3	168.5	154%
Rio do Meio Farm	Jaborandi/BA	January 2020	4,489	42.4	82.4	94%
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	9,875	120.4	196.6	63%
Acres del Sud	Santa Cruz/ Bolivia	February 2022	10,844	288.9	311.9	8%
Total			213,329	1,198.7	3,604.9	204%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.

(2)	Appraisal from independent firm Deloitte Touche Tohmatsu Consultores Ltda.

(3)	Appreciation includes the impact of inflation since the acquisition date.

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

Agricultural Activities and Products

Independent Production

As of June 30, 2023, we were the operators with respect to our entire portfolio of agricultural properties. In the context of our independent operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or customers who have substantial bargaining power. Our net revenue was R$903.4 million for the year ended June 30, 2023 and R$1,168.1 million for the year ended June 30, 2022. All of our sales are to customers located in Brazil, Bolivia and Paraguay.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Leases

As an alternative to independent production, as of June 30, 2023, we had leased 17,525 hectares of our agricultural properties to third parties.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May of each year. During the planting season for our 2022/2023 crop year, we planted 89,523 hectares of grains at our grain farms in Brazil, Bolivia and Paraguay. For the years ended June 30, 2023 and 2022, net revenue from sale of grains accounted for 64.1% and 61.7% of our operating net revenue, respectively.

All distribution of production from the farms is made through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our customers.

Sugarcane

 The sugarcane planting season runs from February to May of each year, and harvest occurs between April and November of each year. On June 30, 2023, we had 27,586 hectares planted with sugarcane at our Alto Taquari, São José Farm, ETH, Agro Serra and Acres del Sud farms.

 We entered into a supply contract with Brenco, pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, and ETH Farm farms to them. The term of this supply contract covers two full crop cycles, which consists of six crop years and five harvests, and is scheduled to expire in 2023/2024. In the year ended June 30, 2023 and as of the date hereof, Brenco has not defaulted on the payment of any receivable.

In the table below, we present the aging of the receivables from Brenco, based on contractual terms.

As of June 30, 2023
Falling due:	(in R$ thousands)

Up to 30 days	14,303
30 to 90 days	—
91 to 180 days	—
181 to 360 days	1,398
Total	15,701

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

For the years ended June 30, 2023 and 2022, net revenue from the sale of sugarcane accounted for 27.1% and 32.4% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our customers’ sugar and ethanol refineries.

Livestock

As of June 30, 2023, we had 21,652 head of cattle distributed over 16,080 hectares of active pasture.

For the years ended June 30, 2023 and 2022, net revenue from livestock sales accounted for 2.7% and 2.7% of our net revenue, respectively.

Cotton

The planting season for cotton runs from September to December of each year, and the harvest occurs between February and May of each year. During the planting season for our 2022/2023 crop year, we planted 7,142 hectares of cotton at our Chaparral farm.

For the years ended June 30, 2023 and 2022, net revenue from the sale of cotton accounted for 4.2% and 0.02% of our operating net revenue, respectively.

Investment properties

As of June 30, 2023, the net book value of our investment properties was R$1,252.7 million, of which R$929.5 million represented land acquisition costs and R$329.3 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2023 and 2022, gains on farm sales accounted for R$346.1 million and R$251.5 million, respectively.

Agricultural Properties

As of June 30, 2023, we owned 20 agricultural properties, totaling 273,486 hectares of arable land (not including environmental preservation areas in accordance with Brazilian, Bolivian and Paraguayan environmental law), including 60,157 hectares of leased area, located in the Brazilian States of Mato Grosso, Goiás, Minas Gerais, Maranhão, Bahia, Piauí, Bolivia and in Paraguay. During the planting season for our 2022/2023 crop year, we planted 65,772 hectares of soybean, 20,293 hectares of corn (1st and 2nd crops), 27,586 hectares of sugarcane, 28,443 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 3,457 hectares of beans, 7,142 hectares of cotton and 16,080 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, Avarandado Farm, ETH Farm, Agro Serra Farm, Xingu Farm, Regalito Farm, Serra Grande Farm, Unagro Farm and São Domingos Farm.

São José Farm: As of June 30, 2023, the São José farm had an area of 17,566 hectares. The São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. in February 2017 for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

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

Jatobá Farm: As of June 30, 2023, the Jatobá farm had an area of 8,868 hectares. The Jatobá farm was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

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

On June 2023, we sold an area of 4,408 hectares (3,202 arable hectares) in the Jatobá farm, located in the municipality of Jaborandi, in the State of Bahia. The total amount of the sale was 298 soybean bags per arable hectare, or R$121.6 million (approximately R$38,069 per arable hectare).

Alto Taquari Farm: As of June 30, 2023, the Alto Taquari farm had an area of 5,103 hectares. The Alto Taquari farm was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests), which is expected to end in 2023. The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

Araucária Farm: As of June 30, 2023, the Araucária farm had an area of 5,534 hectares. The Araucária farm was acquired by our subsidiary Imobiliária Araucária in April 2007, in partnership with Brenco, in the proportion of 75% and 25%, respectively, for the total amount of R$80.0 million. The deed for Araucária farm was granted on November 20, 2008, and it was registered on November 24, 2008, upon which our partnership with Brenco was terminated and we remained the sole owners of 9,682 hectares of the Araucária farm, equivalent to R$70.7 million. The property is located in the Municipality of Mineiros, in the State of Goiás, and is primarily used for the cultivation of sugarcane and grain.

In May 2018, we sold 956 hectares of our Araucária Farm, 660 of which are arable (for a total sale price of R$52.4 million, equivalent to 1,208 soybean bags per arable hectare). On March 27, 2017, we sold 274 hectares of our Araucária Farm, 200 of which are arable, for a total sale price of R$12.5 million or (R$13.2 million nominal value, equivalent to 1,000 soybean bags). On May 30, 2017, we sold 1,360 hectares of our Araucária Farm, 918 of which are arable, for a total sale price of R$17.0 million, equivalent to 280 soybean bags. On April 25, 2013, we sold 394 hectares of our Araucária farm, 310 of which are arable, for a total sale price of R$10.3 million, equivalent to 48,000 soybean bags, and on June 27, 2014, we sold 1,164 hectares of our Araucária Farm, 913 of which are arable, for a total purchase price of R$41.3 million, equivalent to 735,000 soybean bags. After the sales, the area of Araucária farm held by us was 5,534 hectares, of which approximately 4,051 hectares are arable.

In April 2023, we sold an area of 5,185 hectares (3,796 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 790 soybean bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare). The buyer has already made an initial payment of R$1.6 million.

In April 2023, we sold the remaining area of the Araucária farm (332 hectares, 215 arable hectares) located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 297 soybean bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare). The buyer has already made an initial payment of R$78.7 million.

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which was initially expected to end in 2021/2022. The agreement was not extended due to the sale of the Araucária farm.

Chaparral Farm: As of June 30, 2023, the Chaparral farm had an area of 37,182 hectares. The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

Nova Buriti Farm: As of June 30, 2023, the Nova Buriti farm had an area of 24,212 hectares. The Nova Buriti farm was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

Due to the difficulties we have faced in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Preferência Farm: As of June 30, 2023, the Preferência farm had an area of 17,799 hectares. The Preferência farm was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for cattle raising and grain cultivation.

Avarandado Farm: On October 11, 2013, we entered into a rural partnership agreement with respect to the Avarandado farm for up to 11 harvests, which is expected to end in June 2024. On March 8, 2023, the partnership was renewed for an additional 13 harvest seasons, with an expected conclusion in July 2036. The Avarandado farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area up to 7,456 hectares, which is suitable for grain crops.

ETH Farm: On May 8, 2015, we entered into a rural partnership agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of up to 5,128 hectares until March 31, 2026. The properties are close to the Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

Agro Serra Farm: On January 11, 2017, we entered into a rural partnership agreement with respect to a property located in the municipalities of São Raimundo das Mangabeiras, in the state of Maranhão (“Partnership IV”), pursuant to which we have the right to operate an area of up to 15,000 hectares. The agricultural partnership is already planted mostly with sugarcane and has a term of 15 years, renewable for another 15 years.

Xingu Farm: On August 28, 2018, we entered into a rural partnership agreement with respect to a property located in São Felix do Araguaia, in the state of Mato Grosso (“Partnership V”), pursuant to which we have the right to operate an area of up to 19,425 hectares for up to 10 years. In August, 2018, the partnership agreement was amended in order to reduce our right to operate to an area of up to 17,150 hectares for up to 10 years.

In July 2022, we entered into a rural partnership agreement with respect to a property located in São Felix do Araguaia, in the state of Mato Grosso, in Brazil (Fazenda Nossa Senhora Aparecida) (also included in “Partnership V”), pursuant to which we have the right to operate an area of up to 2,100 hectares for up to six years. This transaction allows us to make use of the operational structure and team already present in the region of Partnership V and ensure greater property management flexibility.

These areas are mature, with more than five years under production and are suitable for a second crop. In July, 2022, we renewed the partnership of Fazenda Jataí, with a total useful area of 3,440 hectares, located in the municipality of São Felix do Araguaia, state of Mato Grosso, for the cultivation of grains, for a period of six years.

Serra Grande Farm: In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,904 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and will make remaining payments in three equal annual installments.

In addition to the acquisition, the Company has an agricultural partnership in an area of 6,013 hectares of arable and developed land, already planted and operated by the Company (Partnership VII). This area is contiguous to the acquired area, has more than 5 years in average of production and high production potential. Partnership VII has a term up to 12 years, with a call option until 2024.

Unagro Farm: On December 9, 2020, we entered into a rural use and call option agreement, valid until October 31, 2021, with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we had the right to operate and purchase an area of 1,057.4528 hectares

In April 2022, we entered into a rural partnership agreement with respect to properties located in Obispo Santiesteban, in the State of Santa Cruz de La Sierra, in Bolivia (Fazendas Bolpebra and La Senda) (also included in “Partnership VIII”), pursuant to which we have the right to operate an area of up to 1,035 arable hectares for up to six years. The properties are located close to the Acres del Sud Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

São Domingos Farm: In July 2022, we entered into a rural partnership agreement with respect to a property located in Comodoro, in the state of Mato Grosso, in Brazil (Fazenda São Domingos) (“Partnership IX”), pursuant to which we have the right to operate an area of up to 6,070 hectares for up to 12 years.

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

On November 2022, we entered into an agreement to sell an area comprised of 1,965 hectares (1,423 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$62.4 million (approximately R$43,900 per arable hectare) or 291 soybean bags per arable hectare. The buyer already made an initial payment of R$17.7 million.

After the sale, Rio do Meio Farm remained on our portfolio, with a total area of 5,750 hectares.

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

Acres del Sud: On December 20, 2020, Cresud initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

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

Lease – São Domingos Farm

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

Lease - Xingu Farm

On June 11, 2022, we entered into an agricultural partnership agreement with the owner of Nossa Senhora Aparecida Farm to commercially explore an agricultural area of 2,100 hectares, located in the municipality of São Félix do Araguaia, state of Mato Grosso, the farm was named Xingu Farm (Partnership V) and the agreement has a term of 6 (six) years, started in August 2022. The lessor granted possession of the farm in August 2022, after concluding the intercrop harvesting and the removal of all machinery.

Lease – Regalito Farm

On June 1, 2022, we entered into an agricultural partnership agreement with the owner of Rio Preto Farm to commercially explore an agricultural area of 5,714 hectares, located in the municipality of São José do Xingu, state of Mato Grosso, the farm was named Regalito Farm and the agreement has a term of 12 (twelve) years from June 1, 2022.

Sale of Alto Taquari Farm

On September 1, 2021, we entered into an agreement to sell an area of 3,723 hectares (2,694 arable hectares) of the Alto Taquari Farm located in Alto Taquari, state of Mato Grosso. The total amount of the sale is 1,100 soybean bags per arable hectare, or R$591.3 million (R$219,502 per arable hectare). As of June 30, 2023, the buyer had made a total payment of R$118.2 million. The remaining balance will be paid in eight annual installments.

Sale of Rio do Meio Farm

On September 20, 2021, we entered into an agreement to sell an area of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm located in the municipality of Correntina, state of Bahia. The total amount of the sale is 250 soybean bags per arable hectare, or R$130.1 million (R$45,507 per arable hectare). As of June 30, 2023, the buyer had made an initial payment of R$20.3 million. The remaining balance will be paid in seven annual installments.

On November 2022, we entered into an agreement to sell an area comprised of 1,965 hectares (1,423 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$62.4 million (approximately R$43,900 per arable hectare) or 291 soybean bags per arable hectare. The buyer already made an initial payment of R$17.7 million.

Sale of Morotí Farm

On November 2022, we sold an area of 863 hectares (498 arable hectares) in the Morotí farm, located in Paraguay. The total amount of the sale was US$1.5 million (approximately US$1,700 per arable hectare); The buyer made an initial payment of U$748,500. The remaining balance will be paid in three equal annual installments.

Sale of Araucária Farm

On April 2023, we sold an area of 5,185 hectares (3,796 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 790 soybean bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare). The buyer has already made an initial payment of R$1.6 million.

On April 2023, we sold an area of 332 hectares (215 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 297 soybean bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare). The buyer has already made an initial payment of R$78.7 million.

 Acres del Sud

On December 20, 2020, Cresud initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

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

Unagro Farm

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

The unrestricted shares issued for the consideration in connection with the acquisition of Agrifirma’s control are recognized as equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant dividends are recorded under “other liabilities” in the statement of financial position as their final amount may vary due to certain conditions set forth in the Merger Agreement and, for such reason, do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the Agrifirma Warrants are considered potential common shares and as such included in the calculation of diluted earnings per share. See notes 19 and 25 to our financial statements for the fiscal year ended June 30, 2023.

Serra Grande Farm Acquisition

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

Xingu Farm

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

Agro Serra Farm

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

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests). They are expected to expire in 2022/2023, but are renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the other refers to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar, or ATR, price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo, or CONSECANA). For the year ended June 30, 2023, net revenue of our sugarcane production to Brenco was R$77.6 million, representing 8.6% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

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

In the year ended June 30, 2023, we delivered a total of 501.1 million tons of sugarcane pursuant to the agreements described above.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of customers who have substantial bargaining power. In the year ended June 30, 2023, three of our customers were responsible for 45.8% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 42.0% of our revenue in the grain/cotton segment, and one was responsible for 63.1% of our revenue in the sugarcane segment. There are no customers in the other segments that account for 10% or more of our revenue in relation to our total revenue. See “Item 3—Key Information—Risk Factors—Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.”

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

We have a civil liability insurance policy that covers liability arising from compensation for damages caused to third parties, an insurance policy that covers certain specific machinery (harvesters and planters), as well as the irrigation pivot system at our farms, and an insurance policy (rural multi-risk) for storage structure (silos) and machinery, which are located at three different farms. These policies are currently in force and will expire on December 19, 2023. We are negotiating with the insurance company to extend these policies.

We have also a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or other body created by our bylaws or employees that hold a management position to which they have been elected or appointed, provided that such election or appointment has been ratified by competent bodies, as applicable, and that the indemnification shall always be subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$50.0 million, and environmental damages up to R$50.0 million. This policy is currently in force and will expire on February 2, 2024.

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

Registration No. 828045089 concerning intermediation, purchase, sale or lease of properties, land, buildings and real estate in rural and urban areas, intermediation in real estate transactions of any kind, as well as participation in other companies, in undertakings in Brazil and abroad was granted to us by the INPI on June 2, 2020 and will expire on June 2, 2026. Registration No. 828045097 concerning marketing, distribution, importation and export of agricultural and livestock products was granted to us by the INPI on June 5, 2012 and will expire on June 5, 2032. Registration No. 828045100 concerning products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables, seeds, plants and natural flowers and animal feed was granted to us by the INPI on September 20, 2016 and will expire on September 20, 2026.

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

We have or are in the process of obtaining environmental licenses for all of four operations. As of the date of this annual report, we own and manage 200 environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

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

As of June 30, 2023, 68,769 hectares, or approximately 32% of the total area of our properties, consisted of protected areas.

Rural Environmental Register (CAR)

In Brazil, all rural properties are required by law (Law No. 12.651/12 and Decrees Nos. 7.830/2012 and 8.235/2014) to register with the rural environmental register (“CAR”). This electronic registration integrates environmental information regarding the property, deforestation control, the monitoring and combating of forests and other forms of native vegetation, as well as environmental and economic planning of rural properties. The CAR gathers environmental information for each property regarding the situation of permanent preservation areas, legal reserve areas, forests and remnants of native vegetation, restricted use areas, consolidated areas, etc.

This register requires the rural proprietary to regularize their environmental situation. It is a requirement to have access to credit, however, sanctions are not imposed for those who are not registered with CAR.

All of our owned properties are registered or in the process of being registered with CAR. We currently own and manage approximately 100 CARs.

Ownership of Agricultural Land in Brazil by Foreigners

In August 2010, the then-president of Brazil approved Opinion AGU-LA-2010 of the Federal Attorney General’s Office (AGU). The AGU-LA-2010 Opinion revised Opinions GQ-181 of 1998 and GQ-22 of 1994, accepted paragraph 1 of article 1 of Law No. 5,709/1971 and article 1 of Decree No. 74,965/1974 (which regulates Law No. 5,709/1971), in the light of the Brazilian Federal Constitution of 1988, and considered companies headquartered in Brazil with majority foreign ownership that grants their owners the power to influence the resolutions of the general meeting, to elect the majority of the company’s directors and to direct the company’s business activities and guide the functioning of the company’s corporate governance bodies, for the purposes of Law No. 5,709/1971, as foreign companies. As a result, Brazilian companies treated as foreign companies for the purposes of Law No. 5,709/1971 became subject to restrictions on the acquisition of rural properties in Brazil, under the terms of Law No. 5,709/1971 and Decree No. 74,965/1974. Under Article 23 of Federal Law No. 8,629/1993, the same restrictions apply to the leasing of rural properties by foreigners.

Article 9 of Decree No. 74,965, of November 26, 1974, which regulates Law No. 5, 709/1971, provides that the interested party wishing to obtain authorization to acquire a rural property must apply to INCRA stating: (i) whether or not they own other rural properties; (ii) whether, considering the new acquisition, their properties in the aggregate do not exceed an area equivalent to 50 indefinite exploitation modules (MEI), in a continuous or discontinuous area; (iii) the purpose for using the property, by means of the presentation of an exploitation project, if the area exceeds 20 MEIs. Article 12 of Decree No. 74,965/1974 provides that the interested party seeking approval of the project must submit it to the competent body, which is: (i) INCRA, for colonization; (ii) SUDAM and SUDENE, for agricultural and livestock projects located in their respective jurisdiction areas; and (iii) the Ministry of Industry and Commerce, for industrial and tourist projects, through the Industrial Development Council and the Brazilian Tourism Company, respectively. The project must be accompanied by documents showing, among other things: (i) the total area of the municipality where the property to be acquired is located; and (ii) the sum of the rural areas registered in the name of foreigners in the municipality, by nationality group. In addition, agricultural areas belonging to foreigners or Brazilian companies whose majority share capital is held by foreigners must not exceed 25% of the municipality’s surface area, up to 40% of which must not belong to foreigners or Brazilian companies whose majority share capital is held by foreigners of the same nationality, which means that the sum of agricultural areas belonging to foreigners or Brazilian companies whose majority share capital is held by foreigners of the same nationality must not exceed 10% of the surface area of the relevant municipality.

Since the approval of the AGU-LA-2010 Opinion, there has been no approval of acquisitions or leases by Brazilian companies whose majority share capital is held by foreigners by INCRA.

Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and established that the limitations mentioned above do not apply to: (i) the constitution of real estate collateral or real guarantees (including the transfer of fiduciary ownership of real estate); and (ii) the settlement of debts arising from the execution of real estate collateral or real guarantees. Both exceptions favor Brazilian companies whose majority share capital is held by foreigners of the same nationality or foreign entities, which creates certain business opportunities.

In accordance with the applicable regulations, we are unable to identify with certaintiy what percentage of our share capital is held by foreign final beneficiaries. If the relevant authorities in Brazil conclude that we should be considered a foreign company for the purposes of Law No. 5,709/71, we may be subject to challenges involving acquisitions and leases made by the Company after the approval of the AGU-LA- 2010 Opinion, and the possible application of Law No. 5,709/71 could result in substantial delays in our future acquisitions of rural properties and our inability to obtain the necessary approvals. In addition, acquisitions made in breach of existing restrictions may be declared null and void.

The applicability of Law No. 5,709/71 is being discussed in the Original Civil Action (Ação Cível Originária) No. 2,463 and in the Action for Breach of Constitutional Provision (Ação de Descumprimento de Preceito Fundamental) No. 342, both before the Brazilina Supreme Court (STF). The first action (Original Civil Action No. 2,463) concerns the Opinion No. 461/2012-E of the General Inspectorate of Justice of the State of São Paulo (Corregedoria-Geral de Justiça do Estado de São Paulo), which established that notaries and real estate registry officials of the State of São Paulo would be exempt from complying with the restrictions imposed by Law No. 5,709/71 and by Decree No. 74,965/74. The second action (Action for Breach of Constitutional Provision No. 342), which is related to the first lawsuit, was filed on April 16, 2015 by the Brazilian Rural Society (Sociedade Rural Brasileira) questioning the applicability of paragraph 1, article 1, of Law No. 5,709/71 and consequently, of the opinion issued by the Federal Attorney General’s Office (AGU) in 2010.

A trial began before the Brazilian Supreme Court (STF) in February 2021, with the vote of the rapporteur Justice stating that the restrictions on companies considred to be controled by a foreign entity must be maintained. A second Justice asked to pause the proceedings to review the file, thereby interrupting the trial, which was only resumed in June 2021, when the Justice presented his vote diverging from the rapporteur, confirming the inapplicability of the restrictions. As of the date of this annual report, a final judgment is still pending, and we are not able to provide an estimate of the timeframe for a final judgment to be issued by the Supreme Court. Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties.

Depending on the final decisions of these lawsuits, we may need to modify our business strategy and intended practices in order to acquire rural properties. This may have the effect of increasing the number of transactions we must complete, which would increase our transaction costs. It may also require us to adopt alternative measures to reduce our interest in companies that own or lease rural properties, including entering into joint ventures, which increases the complexity and risks associated with these transactions.

Any regulatory limitations and restrictions may substantially limit our ability to acquire rural properties, increase the investments, transaction costs or complexity of such transactions or complicate the necessary regulatory procedures, any of which could materially and adversely affect us and our ability to successfully implement our business strategy.

C.	Organizational Structure

The chart below illustrates our corporate structure as of June 30, 2023. All of our subsidiaries are incorporated in Brazil, Bolivia and Paraguay.

(1) Part of our common shares are held by Cresud, in its capacity as our significant shareholder, are deposited with The Bank of New York Mellon, in the form of ADRs (American Depositary Receipts). These common shares account for 36.61% of our common shares and include the common shares held by Cresud S.A.C.I.F.Y.A., as well as by Cresud’s controlling shareholder, Mr. Eduardo Elsztain, and by Agro Managers, a company incorporated under the laws of Argentina and controlled by Cresud.

(2) The percentage of 7.59% of our common shares held by Charles River Capital considers the consolidated position of all of the funds managed by Charles River Capital.

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

The following discussion contains forward-looking statements that involve risks and uncertainties, in particular with respect to our historical and future results of operations and financial condition. See “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

A.	Operating Results

Impact of the Ongoing Conflict between Russia and Ukraine and the Recent Conflict between Israel and Hamas

We have been following the developments of the conflict between Russia and Ukraine since February 2022 and the recent conflict between Israel and Hamas. Although neither our customers nor suppliers reside in such countries, we expect that the price of some agricultural inputs necessary for our operations, such as fertilizers and fuel, may increase due to the impact of such conflicts on the global economy and geopolitical instability. In addition, the increase of fuel and fertilizer prices, as well as logistical costs resulting from the conflict between Russia and Ukraine and the recent conflict between Israel and Hamas may have an adverse effect on our business, financial condition and results of operations.

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment.

The Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019 and decreased 4.1% in 2020. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021, 2.9% in 2022, and 3.7% in the first six months of 2023. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo) (IPCA), published by IBGE, was 4.31% in 2019, 4.52% in 2020, 10.06% in 2021 and 5.78% in 2022. Cumulative inflation in the first six months of 2023, calculated by the same index, was 3.23%.

In 2019, the real depreciated by 0.6% against the U.S. dollar, and on December 31, 2019, the real/U.S. dollar exchange rate was R$4.0307. In 2020, the real depreciated by 29.2% against the U.S. dollar, and on December 31, 2020, the real/U.S. dollar exchange rate was R$5.1967. In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the real/U.S dollar exchange rate was R$5.5799. In 2022, the real appreciated by 6.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.2177 per US$1.00 on December 31, 2022. In 2023 (until September 30, 2023), the real appreciated by 4.0% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.0076 per US$1.00 on September 30, 2023. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2023	2022	2021	Source
		(R$/bag)
Soybean Price (Paranaguá)
Closing	138.70	194.96	158.12	Bloomberg
Exchange rate		(R$ per US$ 1.00)
Beginning	5.24	5.00	5.37	Bloomberg
Closing	4.82	5.24	5.00	Bloomberg
Average	5.16	5.24	5.39	Bloomberg
ATR (R$/Kg of ATR)(1)	1.22	1.18	0.94	http://www.udop.com.br
Closing IGP-M (%)(2)	(6.85)%	10.70%	35.75%	BACEN
IPCA(3)	3.16%	11.88%	8.35%	BACEN
CDI(4)	13.48%	8.63%	2.26%	BACEN
NPK(5) (R$/ton)	2,125.92	4,329.24	2,146.91	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.

(2)	IGP-M is published monthly by FGV.

(3)	IPCA is published monthly by IBGE.

(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).

(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from the sale of (i) grains (comprised of soybean, corn, bean, cotton and sorghum); (ii) sugarcane; (iii) cattle and (iv) other farming products.

Taxes on sales

Taxes on sales vary depending on the product and the market, as follows:

Tax	Direct Export	Sale to	Domestic market
Importer/Exporter
ICMS	Not levied	Not levied	Levied
PIS	Not levied	Not levied	Levied
COFINS	Not levied	Not levied	Levied
FUNRURAL	Not levied	Not levied	Levied
FETHAB (MT)	Levied	Levied	Levied
FUNDEINFRA (GO)	Levied	Levied	Levied
FDI (PI)	Levied	Levied	Levied
TFTG (MA)	Levied	Not levied	Levied

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

Rural Workers Assistance Fund (Fundo do Produtor Rural), or FUNRURAL: Agricultural producers are subject to a tax of 2.05% levied on total output sold. The FUNRURAL tax is not payable on exports of goods and services, but applies on direct sales to import/export companies located in Brazil.

State Fund for Transport and Housing (Fundo Estadual de Transporte e Habitação), or FETHAB, is a contribution per ton of products (soybean, corn, beans, cotton, cattle) sold in the State of Mato Grosso, as follows: R$46.91 per ton of soybean, R$13.31 per ton of corn and R$10.65 to R$21.23 per ton of beans (vary according to type of bean).

State Fund of Infrastructure (Fundo Estadual de Infraestrutura), or FUNDEINFRA, is a contribution established by the state of Goiás on the sale of soybean, corn and sugar cane. A rate of 1.65% is applied on the invoice amount.

State Fund of development and infrastructure (Fundo de Desenvolvimento da Infraestrutura), or FDI, is a contribution established by the state of Piauí on the sale of soybean and corn. A rate of 1.5% is applied on the invoice amount.

Inspection Fee for Grain Transport (Taxa de Fiscalização de Transporte de Grãos), or TFTG, is a contribution per ton of soybean and corn sold in the State of Maranhão, in the amount of R$27.75 per ton of soybean and R$9.90 per ton of corn.

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

Income and social contribution-current and deferred taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries Imobiliária Jaborandi Ltda. and Agrifirma Brasil Agropecuária S.A. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

New standards, amendments and interpretations of standards

For information with respect to new standards, amendments and interpretation of standards, see note 3.29 to our financial statements

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

Recent Developments

Capital Increase

On September 19, 2023, our board of directors approved the increase of our capital stock by R$3,064.36 through the issuance of 306,436 new common shares following the exercise of the Warrants by AB (Holdings) 1 S.A.R.L, in connection with the Merger of Agrifirma. As a result of the exercise of the Warrants, our capital stock was increased to R$1,587,984,600.71, divided into 102,683,444 common shares.

Sale of Jatobá VII Farm

On June 29, 2023, we entered into an agreement to sell an area of 4,408 hectares (3,202 arable hectares) of the Jatobá VII Farm, a rural property located in Jaborandi, state of Bahia. The total amount of the sale is 298 soybean bags per arable hectare, or to R$121.6 million (approximately R$38,069 per arable hectare). The buyer paid the first installment, therefore meeting the conditions for the transfer of possession of the area sold, while the other installments will be paid on July 31 of each year through 2029.

Sale of Araucária VI and VII Farm

We entered into two agreements for the sale of the remaining area of 5,517 hectares (4,011 arable hectares) of the Araucária Farm, an agricultural property located in Mineiros, state of Goiás, as follows:

(i) on March 28, 2023, 5,185 hectares (3,796 arable hectares) were sold for 790 soybean bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare); the buyer paid the first installment on July 30, 2023, the second installment on August 16, 2023, and the remaining installments will be paid on March 1 of each year through 2028; possession of the area sold was transferred on June 15, 2023; and

(ii) on March 29, 2023, 332 hectares (215 arable hectares) were sold for 297 soybean bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare); the buyer paid the first installment on April 14,2023, and the remaining installments will be paid on March 30 of each year through 2027; possession of the area sold was transferred on May 31, 2023.

Sale of Rio do Meio II Farm

On November 8, 2022, we entered into an agreement to sell an area 1,964 hectares (1,422 arable hectares) of the Rio do Meio Farm, a rural property located in Correntina, state of Bahia. The total amount of the sale is 291 soybean bags per arable hectare, or to R$62.4 million (approximately R$43,900 per arable hectare). The agreement contains a timetable for the transfer of possession of the area sold, with the proceeds being recognized in four phases. The first and second phases were concluded on November 14, 2022 and June 7, 2023, respectively, with the other phases planned for July of each year through 2025.

Sale of Marangatu I Farm

On October 6, 2022, we entered into an agreement to sell an area 863.3 hectares (498 useful hectares) of the Marangatu Farm (“Marangatu I”), a property located in Mariscal Estigarribia, Boquerón, Paraguay. The total amount the sale is US$1,497 thousand (US$3,000 per arable hectare), or R$7,786 on the sale date. On October 21, 2022, the buyer made the initial payment of US$749 thousand (R$3,886), and the remaining balance will be paid in three fixed annual installments.

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

	Year Ended June 30, 2023
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	903,372	14,893	579,018	38,195	244,830	24,807	1,629	-
Gain from sale of farm	346,065	346,065	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	78,238	-	111,304	(3,631)	(6,903)	(13,824)	(8,708)	-
Adjustment to net realizable value of agricultural products after harvest, net	(47,708)	-	(47,168)	(509)	-	-	(31)	-
Cost of sales	(886,225)	(6,190)	(556,554)	(34,565)	(242,165)	(25,536)	(21,215)	-
Gross profit (loss)	393,742	354,768	86,600	(510)	(4,238)	(14,553)	(28,325)	-

Operating income (expenses)
Selling expenses	(41,008)	(2,190)	(33,633)	(3,394)	(1,068)	(553)	(170)	-
General and administrative expenses	(65,792)	-	-	-	-	-	-	(65,792)
Other operating income	(11,049)	-	-	-	-	-	-	(11,049)
Equity pickup	(70)	-	-	-	-	-	-	(70)
Operating income (loss)	275,823	352,578	52,967	(3,904)	(5,306)	(15,106)	(28,495)	(76,911)

Net financial income
Financial income	732,715	238,012	184,845	13,697	25,891	4,023	-	266,247
Financial expenses	(726,829)	(263,195)	(167,664)	(13,964)	(15,838)	(2,195)	-	(263,973)
Income (loss) before taxes	281,709	327,395	70,148	(4,170)	4,747	(13,278)	(28,495)	(74,637)

Income and social contribution taxes	(13,173)	(5,912)	(23,850)	1,418	(1,614)	4,515	9,689	2,581)

Net income (loss) for the year	268,536	321,483	46,298	(2,752)	3,133	(8,763)	(18,806)	(72,056)

	Year Ended June 30, 2022
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	1,168,137	6,450	720,883	25,242	378,919	31,507	5,136	-
Gain from sale of farm	251,534	251,534	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	549,764	-	313,944	7,122	227,717	968	13	-
Adjustment to net realizable value of agricultural products after harvest, net	(50,822)	-	(49,244)	(1,576)	-	-	(2)	-
Cost of sales	(1,142,688)	(4,536)	(720,236)	(24,967)	(352,519)	(27,948)	(12,482)	-
Gross profit (loss)	775,925	253,448	265,347	5,821	254,117	4,527	(7,335)	-

Operating income (expenses)
Selling expenses	(43,578)	-	(33,359)	(794)	(1,260)	(970)	(7,195)	-
General and administrative expenses	(55,968)	-	-	-	-	-	-	(55,968)
Other operating income	13,829	-	-	-	-	-	-	13,829
Equity pickup	(31)	-	-	-	-	-	-	(31)
Operating income (loss)	690,177	253,448	231,988	5,027	252,857	3,557	(14,530)	(42,170)

Net financial income
Financial income	955,783	356,337	423,883	17,490	11,363	3,054	-	143,656
Financial expenses	(1,008,643)	(324,297)	(497,102)	(25,924)	(8,127)	(2,746)	-	(150,447)
Income (loss) before taxes	637,317	285,488	158,769	(3,407)	256,093	3,865	(14,530)	(48,961)

Income and social contribution taxes	(117,217)	(18,277)	(53,981)	1,158	(87,072)	(1,314)	4,940	37,329

Net income (loss) for the year	520,100	267,211	104,788	(2,249)	169,021	2,551	(9,590)	(11,632)

	Year Ended June 30, 2021
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	662,952	11,365	330,417	27,771	264,978	28,966	(545)	—
Gain from sale of farm	53,097	53,097	—	—	—	—	—	—
Gain (loss) on fair value of biological assets and agricultural products	527,348	—	348,307	30,051	142,302	10,234	(3,546)	—
Adjustment to net realizable value of agricultural products after harvest, net	(22,728)	—	(22,728)	—	—	—	—	—
Cost of sales	(729,145)	(1,874)	(431,126)	(37,082)	(231,543)	(25,596)	(1,924)	—
Gross profit (loss)	491,524	62,588	224,870	20,740	175,737	13,604	(6,015)	—

Operating income (expenses)
Selling expenses	(27,951)	(491)	(26,073)	(289)	(563)	(535)	—	—
General and administrative expenses	(46,852)	—	—	—	—	—	—	(46,852)
Other operating income	(22,613)	—	—	—	—	—	—	(22,613)
Equity pickup	11	—	—	—	—	—	—	11
Operating income (loss)	394,119	62,097	198,797	20,451	175,174	13,069	(6,015)	(69,454)

Net financial income
Financial income	849,623	269,001	524,696	3,253	3,406	4,113	—	45,154
Financial expenses	(945,611)	(233,339)	(601,953)	(7,431)	(8,929)	(7,273)	—	(86,686)
Income (loss) before taxes	298,131	97,759	121,540	16,273	169,651	9,909	(6,015)	(110,986)

Income and social contribution taxes	19,515	(10,762)	(41,324)	(5,533)	(57,681)	(3,369)	2,045	136,139

Net income (loss) for the year	317,646	86,997	80,216	10,740	111,970	6,540	(3,970)	25,153

The table below shows a summary of our statement of operations for the years indicated.

	2023	2022	2021
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	903,372	1,168,137	662,952
Gain on sale of farms	346,065	251,534	53,097
Changes in fair value of biological assets and agricultural products	78,238	549,764	527,348
Adjustments to net realizable value of agricultural products after harvest, net	(47,708)	(50,822)	(22,728)
Cost of sales	(886,225)	(1,142,688)	(729,145)
Gross income	393,742	775,925	491,524
Selling expenses	(41,008)	(43,578)	(27,951)
General and administrative expenses	(65,792)	(55,968)	(46,852)
Other operating income (expenses) net	(11,049)	13,829	(22,613)
Share of (loss) profit of a joint venture	(70)	(31)	(11)
Operating income (loss)	275,823	690,177	394,119
Financial income	732,715	955,783	849,623
Financial expenses	(726,829)	(1,008,643)	(945,611)
Financial (expense) income, net	5,886	(52,860)	(95,988)
Profit before income and social contribution taxes	281,709	637,317	298,131
Income and social contribution taxes	(13,173)	(117,217)	(19,515)
Net Income for the year	268,536	520,100	317,646
Profit attributable to equity holders of the parent	268,536	520,100	317,646
Issued shares at the fiscal year end	102,377,008	102,377,008	102,377,008
Basic earnings per share	2.72	5.26	4.56
Diluted earnings per share	2.70	5.23	4.45

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

Net revenue

Net revenue decreased R$264.7 million from R$1,168.1 million for the year ended June 30, 2022 to R$903.4 million for the year ended June 30, 2023. This decrease was mainly due to the following:

i.	Revenue from sugarcane sales: revenue from sugarcane sales decreased R$134.1 million from R$378.9 million (reflecting sales of 1,997,307 tons at an average price of R$190 per ton) for the year ended June 30, 2022 to R$244.8 million (reflecting sales of 1,640,394 tons at an average price of R$149 per ton) for the year ended June 30, 2023. The decrease in the revenue from sugarcane sales was due to (i) a decrease in TRS (total recoverable sugar) price from R$1.40 to R$1.16 and (ii) lower sales volume. In addition to a decrease in the planted area compared with the previous crop year, a fire affected production volume and, consequently, our associated costs.

ii.	Revenue from grain sales: revenue from grain sales decreased R$140.8 million from R$719.8 million for the year ended June 30, 2022 (reflecting sales of 356,171 tons at an average price of R$2,021 per ton) to R$579.0 million for the year ended June 30, 2023 (reflecting sales of 315,812 tons at an average price of R$1,833) per ton. This represented a decrease of 19.6% over the previous year, as explained below:

●	Revenue from soybean sales: revenue from soybean sales decreased R$180.9 million from R$600.1 million (reflecting sales of 236,127 tons at an average price of R$2,542 per ton) for the year ended June 30, 2022 to R$419.2 million (reflecting sales of 180,088 tons at an average price of R$2,327 per ton) for the year ended June 30, 2023. This decrease is due to the lower prices of commodities, especially soybean, and the decrease in the volume sold by 24% in the year ended June 30, 2023 compared to the year ended June 30, 2022.

●	Revenue from corn sales: revenue from corn sales increased R$38.6 million from R$108.7 million (reflecting sales of 116,091 tons at an average price of R$936 per ton) for the year ended June 30, 2022 to R$147.3 million (reflecting sales of 132,610 tons at an average price of R$1,110 per ton) for the year ended June 30, 2023. This represents an increase of 50% in unit cost (R$/ton), which was mainly driven by the production of second-crop corn last year, whose cost still comprised fertilizers at higher prices, which affected unit cost (R$/ton) during the period and, thus, margin from corn sales.

iii.	Revenue from cattle sales: cattle-raising revenue decreased by R$6.7 million from R$31.5 million (related to the sale of 8,451 head of cattle at R$9.76 per kilo) for the year ended June 30, 2022 to R$24.8 million (related to the sale of 8,341 head of cattle at R$8.29 per kilo) for the year ended June 30, 2023. The reduction in meat production and weight gain per hectare is mainly due to the loss of quality and death of pastures in Bahia on account of drought, which reduced the herd’s production potential.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2023	2022	2023	2022	2023	2022
Grain	89,523	95,051	331,948	348,322	579,018	720,883
Sugarcane	28,992	28,992	2,121,691	2,116,890	244,830	378,919

Gain on sale of farms

For the year ended June 30, 2023, the gain on sale of farms was R$346.1 million, due to the recognition of gain on sale of R$2.7 million from the sale of the Morotí Farm, R$22.2 million from the sale of the Rio do Meio Farm, R$249.5 million from the sale of the Araucária Farm and R$71.7 million from the sale of the Jatobá Farm.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products decreased R$501.5 million, from a gain of R$549.7 million in the fiscal year ended on June 30, 2022, to a gain of R$78.2 million in the fiscal year ended on June 30, 2023. This decrease was mainly due to the decrease in commodity prices and the increase of expenses with fertilizers in comparison with the previous fiscal year.

Adjustments to net realizable value of agricultural products after harvest

We recognized an impairment of net realizable value of agricultural products after harvest of R$50.8 million for the year ended June 30, 2022. For the year ended June 30, 2023, we recognized an impairment of net realizable value of agricultural products after harvest of R$47.7 million. Such variation resulted from the decrease in the corn and soybean prices from the harvest time to the end of the fiscal year.

Cost of sales

Cost of sales decreased R$256.5 million from R$1,142.7 million for the year ended June 30, 2022, to R$886.2 million for the year ended June 30, 2023.

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold decreased by R$179.5 million. Our average cost per ton of soybean sold decreased 8.7% from R$2,502 per ton (corresponding to 236,127 tons at a total cost of R$590.8 million) for the year ended June 30, 2022 to R$2,283 per ton (corresponding to 180,088 tons at a total cost of R$411.3 million) for the year ended June 30, 2023, mainly affected by higher prices of fertilizers and seeds in the period, as well as lower productivity;

ii.	Cost of corn sold: the cost of corn sold increased by R$21.8 million. Our average cost per ton of corn sold increased 4.7% from R$958 per ton (corresponding to 116,091 tons at a total cost of R$111.3 million) for the year ended June 30, 2022 to R$1,003 per ton (corresponding to 132,610 tons at a total cost of R$133.1 million) for the year ended June 30, 2023, mainly due to costs that still comprised fertilizers at higher prices, which affected unit cost during the period;

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$110.3 million. Our average cost per ton of sugarcane sold decreased 16.4% R$176 per ton (corresponding to 1,997,307 tons at a total cost of R$352.5 million) for the year ended June 30, 2022 to R$148 per ton (corresponding to 1.640.394tons at a total cost of R$242.2 million) for the year ended June 30, 2023, mainly due to an decrease in planted area compared to the previous crop year and a fire affected production volume and, consequently, costs.

Gross income

For the reasons mentioned above, our gross income for the year ended June 30, 2023 was R$393.7 million, representing a decrease of R$382.2 million, compared to R$775.9 million for the year ended June 30, 2022.

Selling expenses

Selling expenses decreased by R$2.6 million from R$43.6 million for the year ended June 30, 2022 to R$41.0 million for the year ended June 30, 2023. The decrease of 6.0% in relation to the previous year is mainly due to an increase in freight and provision for doubtful accounts expenses, which was offset by a decrease in commission expenses.

General and administrative expenses

General and administrative expenses increased R$9.8 million from R$56.0 million for the year ended June 30, 2022 to R$65.8 million for the year ended June 30, 2023. The increase of 17.5% over the previous year is mainly due to: (i) the increase in the provision for payment of the long-term share-based incentive plan (ILPA) in accordance with the achievement of the Company’s long-term targets plus taxes; (ii) the increase in expenses with services provided, mainly audit fees; and (iii) the increase in the “taxes and fees” line, explained by the increase in municipal assessments of the cleared land value (valor de terra nua, or VTN), which is used as a parameter for the calculation of rural land tax (imposto territorial rural, or ITR).

Other operating income (expenses), net

Other operating expenses, net decreased R$24.9 million from an expense of R$13.8 million for the year ended June 30, 2022 to an income of R$11.0 million for the year ended June 30, 2023. The decrease was primarily due to: (i) the indemnity payout received in connection with the agreement with Agrifirma, which provided for the early payment of unrealized contingencies, resulting in a gain for the Company; (ii) sugarcane losses in Bolivia (ratoon cane) caused by drought; (iii) the transfer of donations to the BrasilAgro Institute pertaining to 2020, 2021 and 2022, which were made in the year ended June 30, 2023 (R$3.5 million relating to the year 2020/2021, and R$5.0 million relating to the year 2021/2022); (iv) expenses with commissions for the acquisition of farmland; (v) the impact in the “warrants” line, reflecting the variation and consequent value of the warrants issued in connection with the merger of Agrifirma and the variation in the Company’s share price; the warrants operated as a guarantee of the two-year lockup period (through September 2023), considering the specific characteristics of one of Agrifirma’s shareholders, and do not represent a premium or advantage for any new shareholder; and (vi) impairment of R$4.8 million on the investment in Agrofy.

Equity pickup

For the year ended June 30, 2023 we recorded a loss of R$0.07 million compared to a loss of R$0.03 million for the year ended June 30, 2022.

Financial income (expenses), net

Financial income decreased R$223.1 million from R$955.8 million for the year ended June 30, 2022 to R$732.7 million for the year ended June 30, 2023, and financial expenses decreased R$725.8 million from R$1,008.6 million for the year ended June 30, 2022 to R$726.8 million for the year ended June 30, 2023. The consolidated financial result decreased from R$(52.8) million for the year ended June 30, 2022 to R$(5.8) million for the year ended June 30, 2023. The variation in financial income (expenses), net is mainly attributable to:

i.	The decrease in the interest line relating to our debt profile, approximately 56% of which is pegged to inflation indexes, and which fell sharply from 11.88% in July 2021 through June 2022 to 3.16% in July 2022 through June 2023.

ii.	The restatement of fair value, in the amount of R$(74.3) million in 2023, which is explained by the variation in the amount to be received from sales of the Araucária, Jatobá, Alto Taquari and Rio do Meio farms (based on soybean bag prices), impacted by the decline in soybean price (R$/bag), reflecting the decrease in soybean prices quoted on the Chicago Board of Trade – CBOT (USD and basis), combined with the variation in the Consecana price for the lease of the Agro-Serra farm.

iii.	The result from derivatives, in the amount of R$82.4 million, which reflects the commodities hedge operations results and the impact of the exchange rate variation of the Brazilian real against the U.S. dollar, which was partially indexed to the U.S. dollar to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

Income and social contribution taxes

We recognized income and social contribution tax expenses of R$13.2 million for the year ended June 30, 2023 and of R$117.2 million for the year ended June 30, 2022. Current income and social contribution tax expenses increased from R$41.0 million for the year ended June 30, 2022 to R$53.2 million for the year ended June 30, 2023. Deferred income and social contribution tax expenses decreased from R$76.2 million for the year ended June 30, 2022 to R$40.0 million for the year ended June 30, 2023.

Net income for the year

As a result of the above, net income for the year ended June 30, 2023 decreased to R$268.5 million, compared to R$520.1 million for the year ended June 30, 2022.

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

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$258.7 million. Our average cost per ton of soybean sold increased 3.8% from R$2,413.92 per ton (corresponding to 137,581 tons at a total cost of R$332.1 million) for the year ended June 30, 2021 to R$2,504 per ton (corresponding to 235,918 tons at a total cost of R$590.8 million) for the year ended June 30, 2022, mainly due to an increase in the commodity price and in the volume sold;

ii.	Cost of corn sold: the cost of corn sold decreased by R$32.8 million. Our average cost per ton of corn sold increased 69.6% from R$562.5 per ton (corresponding to 139,485 tons at a total cost of R$78.5 million) for the year ended June 30, 2021 to R$953.9 per ton (corresponding to 116,676 tons at a total cost of R$111.3 million) for the year ended June 30, 2022, mainly due to an increase in the commodity price and an increase in the volume sold;

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$121.0 million. Our average cost per ton of sugarcane sold increased 53.9% from R$114.72 per ton (corresponding to 2,018,393 tons at a total cost of R$231.5 million) for the year ended June 30, 2021 to R$176.5 per ton (corresponding to 1,997,307 tons at a total cost of R$352.5 million) for the year ended June 30, 2022, mainly due to an increase in the sugarcane market price, which was partially offset by a decrease in the volume sold.

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

Financial income (expenses), net

Financial income increased R$106.2 million from R$849.6 million for the year ended June 30, 2021 to R$955.8 million for the year ended June 30, 2022 and financial expenses increased R$63.0 million from R$945.6 million for the year ended June 30, 2021 to R$1,008.6 million for the year ended June 30, 2022. The variation in financial income (expenses), net is mainly attributable to:

i.	The increase of the SELIC interest rate and inflation, which had an effect of R$37.8 million on our indebtedness, which is indexed as follows: (i) 34% to inflation; (ii) 50% to the CDI and; (iii) 26% to fixed rates.

ii.	The remeasurement of fair value, in the amount of R$14.2 million in 2022, of the amount to be received from the sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms, fixed in soybean bags, and the variation of Consecana’s price in the lease agreement for the Parceria IV farm.

iii.	The result from derivatives, in the amount of R$65.7 million, which reflects the commodities hedge operations results and the impact of the exchange rate variation of the Brazilian real against the U.S. dollar, which was partially indexed to the U.S. dollar to maintain purchasing power with regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. dollar.

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

B.	Liquidity and Capital Resources

As of June 30, 2023, we held R$383.8 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, approximately R$30.7 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

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

The investments made in the fiscal year ended June 30, 2023 totaled R$155.1 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

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

The table below presents our cash flows for the periods indicated (*).

	Year ended June 30,
	2023	2022	2021(*)
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows from operating activities	155,733	205,178	117,400
Net cash flows from (used in) investment activities	55,044	(89,729)	(180,177)
Net cash flows from (used in) financing activities	(261,057)	(737,800)	954,857
Net change in cash and cash equivalents	(50,280)	(622,351)	892,080

(*)	The Company revised the cash flow statements and related disclosures for the year ended June 30, 2021 for comparative purposes to reflect the immaterial change in the classification of cash inflows and outflows as detailed in Note 3.26 of the Consolidated Financial Statements.

Years ended June 30, 2023 and 2022

Operating activities: Net cash generated from operating activities was R$155.7 million for the fiscal year ended June 30, 2023, compared to R$205.2 million for the fiscal year ended June 30, 2022. This decrease was primarily due to: (i) adjustments to reconcile the amount of R$78.2 million related to the adjustment of the fair value of unrealized biological assets and agricultural products in the year ended June 30, 2023, compared to R$549.8 million in the year ended June 30, 2022; (ii) adjustments to reconcile the amount of R$47.2 million related to the fair value of changes in accounts receivable from farm sales and other financial liabilities, compared to R$31.6 million in the year ended June 30, 2022; and (iii) a decrease in the amount of R$44.7 million in customer accounts, which consider all income from commodities and farm sales, in the year ended June 30, 2023, due to decreased profitability and falling selling prices, which adversely affected customer accounts receivable and farm sales receivables, compared to a decraese of R$110.5 million in the year ended June 30, 2022.

Investing activities: Net cash generated by investment activities was R$55.0 million for the year ended June 30, 2023, compared to net cash used in investment activities of R$89.7 million for the year ended on June 30, 2022. This variation is primarily due to a higher amount of cash being invested in redemption of marketable securities.

Financing activities: Net cash used in financing activities was R$261.1 million for the year ended June 30, 2023, compared to net cash used in financing activities of R$737.8 million for the year ended June 30, 2022. The decrease is mainly due to the increase in the amount of proceeds from loans during the period and lower interest expenses on loans, considering the decrease in the inflation index measured by IPCA.

Years ended June 30, 2022 and 2021

Operating activities: Net cash generated from operating activities was R$205.2 million for the year ended June 30, 2022, compared to R$117.4 million for the year ended June 30, 2021. This increase was primarily due to: (i) an increase in net income for the year in the amount of R$202.5 million; (ii) adjustments to reconcile profit for the year in the amount of R$549.8 million related to the adjustment to the fair value of biological assets and unrealized agricultural products in the year ended June 30, 2022, compared to the amount of R$527.3 million in the year ended June 30, 2021; (iii) adjustments to reconcile profit for the year in the amount of R$31.6 million related to the variation in the fair value of accounts receivable from the sale of farms, compared to the amount of R$124.7 million for the year ended June 30, 2021; and (iv) an increase in the amount of R$25.7 million in cash flow from customers in the year ended June 30, 2022, due to increased profitability and improvement in sales prices, with a positive impact on accounts receivable of customers and amounts receivable from sales of farms, compared to an increase of R$127.4 million in the year ended June 30, 2021.

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

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and leases) was R$554.6 million as of June 30, 2023, compared to R$453.0 million as of June 30, 2022. Our short-term indebtedness as of June 30, 2023, amounted to R$198.2 million, compared to R$123.4 million as of June 30, 2022. Our long- term indebtedness as of June 30, 2023, was R$356.4 million, compared to R$329.6 million on June 30, 2022. Of the total indebtedness outstanding as of June 30, 2023, 64.2% consisted of long-term debt, compared to 72.8% as of June 30, 2022.

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

In addition, on May 25, 2018, 142,200 first issue debentures were subscribed and paid-in, not convertible into shares, in two series, for private placement totaling R$142.2 million, of which R$85.2 million in the first series and R$57.0 million in the second series. The debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio). The first series of debentures, which were subject to interest corresponding to 106.5% of the DI Rate, matured and were fully repaid on August 1, 2022, and the second series of debentures, which were subject to interest corresponding to 110.0% of the DI Rate, matured and were fully repaid on July 31, 2023. The second series of debentures were secured by a fiduciary transfer of real estate properties owned by us and located in the city of Correntina, State of Bahia.

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

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investment properties. Failure by us to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2023 and as of the date of this annual report, we were in compliance with these covenants.

All loans and financing agreements listed below are in reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies (including the Brazilian Development Bank – BNDES and the Northeastern Development Bank – BNB) that directly or indirectly grant those loans.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2023.

		Annual interest rates and charges - %
	Index	2023	2022	2023	2022
Financing for agricultural costs
	Fixed rate	9.40%	-	25,663	-
	Fixed rate	9.53%	-	87,695	-
	Fixed rate	9.54%	-	8,764	-
	Fixed rate	-%	4.26%	-	6,106
	Fixed rate	6.34%	6.34%	378	1,493
	Fixed rate	7.64%	7.64%	5,752	7,93
	Fixed rate	9.53%	-%	868	-
	Fixed rate	12.99%	-	10,128	-
	Fixed rate	16.00%	-	10,156	-
	Fixed rate	-	9.85%	-	4,147
				149,404	19,676
Financing for agricultural costs (USD)
	Fixed rate	3.66%	-	11,566	-
				11,566	-
Financing for agricultural costs (Paraguayan guarani)
	Fixed rate	-	9.60%	-	16,628
	Fixed rate	9.50%	9.50%	5,38	6,815
	Fixed rate	8.75%	8.75%	7,21	9,206
				12,59	32,649
Bahia Project Financing
	Fixed rate	3.50%	3.50%	8,885	9,661
	Fixed rate	9.05%	-	19,849	-
				28,734	9,661
Financing of working capital (USD)
	Fixed rate	8.72%	4.40%	5,008	10,84
	Fixed rate	7.93%	-	2,482	-
	Fixed rate	8.71%	-	17,281	-
				24,771	10,84
Financing of Machinery and Equipment – FINAME
	Fixed rate	9.05	-	2,808
		-		2,808
Financing of sugarcane		-		-
	Fixed rate	6.76%	6.76%	744	1,23
	Fixed rate	6.34%	6.34%	27,537	32,694
		-		28,281	33,924
Debentures
	CDI	-	106.50%	-	30,897
	CDI	110.00%	110.00%	16,197	31,096
	Fixed rate + IPCA	5.37%+100%	5.37%+100%	285,570	274,396
				301,767	336,389
(-) Transaction costs				(5,283)	(6,858)
				554,638	453,041
Current				198,213	123,411
Non-current				356,425	329,630

Changes in loans and financing during the year ended June 30, 2023 as follows:

	2022	Contracting	Payment of Principal	Payment of Interest	Appropriation of Interest	Foreign Exchange Variation	Total as of June 30, 2022

Agricultural Cost Financing (reais)	19,676	174,929	(51,701)	(4,523)	11,023	-	149,404
Agricultural Cost Financing (Paraguayan guarani)	49,409	-	(20,968)	(3,456)	3,152	(3,981)	24,156
Bahia Project Financing	9,661	18,974	(1,045)	(46)	1,190	-	28,734
Working Capital Financing	10,84	21,020	(5,159)	(508)	1,022	(2,444)	24,771
Financing of Machinery and Equipment – FINAME	-	2,660	-	-	148,000	-	2,808
Sugarcane Financing	33,924	-	(6,457)	(1,447)	2,261	-	28,281
Debentures	336,389	-	(42,651)	(20,704)	28,733	-	301,767
Transaction costs	(6,858)	-	-	-	1,575	-	(5,283)
	453,041	217,583	(127,981)	(30,684)	49,104	(6,425)	554,638

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2023 were R$388.9 million, of which R$272.1 million is related to land acquisition, R$110.3 million is related to construction in progress, mostly for the clearance of areas, and R$6.1 million is related to the opening and preparation of areas for cultivation and buildings and for improvements of the farm facilities.

All of our capital expenditures to date have been made as planned and according to the normal course of our operations.

Contractual Obligations

The following table summarizes the material sales contracts for future delivery with certain of our customers:

Consolidated
Culture	Delivery date	Quantity	Contracts	Unit	Currency	Price
Crop 2022/23
Cotton in Pluma	Aug/23-Nov/23	5,125	9	Ton	US$	1,920.51
Corn	May/23-Nov/23	292,271	8	Bag	R$	42.17
Corn	May/23-Nov/23	668,761	9	Bag	US$	7.79
Soy	Jun/23-Aug/23	147,816	6	Bag	R$	122.22
Soy	Jun/23-Sep/23	370,250	8	Bag	US$	24.72

Consolidated
Culture	Delivery date	Quantity	Contracts	Unit	Currency	Price
Crop 2022/23
Cotton in Pluma	Aug/23-Nov/23	5,125	9	Ton	US$	1,920.51
Corn	May/23-Nov/23	292,271	8	Bag	R$	42.17
Corn	May/23-Nov/23	668,817	11	Bag	US$	7.79
Soy	Jun/23-Aug/23	148,038	7	Bag	R$	122.22
Soy	Jun/23-Sep/23	370,266	9	Bag	US$	24.72
Sugarcane	Aug/23-Dec/23	956,260	1	Ton	US$	**

**	The price applied in sugarcane sales varies according to the Consecana price of the month invoiced.

With respect to sugarcane contracts denominated in Brazilian reais, we are committed to delivering 1,250,000 tons, but if productivity exceeds this amount, we expect to sell and deliver the surplus to the same customer.

The following table summarizes our material contractual obligations and commitments as of June 30, 2023:

			Maturities per period
					Three to
	Book	Contractual	Less than	One to	Five	More than
	Value	Value	One Year	Two Years	Years	Five Years
			(in R$ thousands)
Trade accounts payable	61,972	61,972	61,972	-	-	-
Derivative financial instruments	22,837	22,837	22,006	831	-	-
Loans, financing and debentures(1)	554,638	678,509	218,975	48,461	405,512	5,561
Lease payables	208,767	352,955	53,258	92,732	79,836	127,129
Transactions with related parties(2)	6,569	6,569	-	6,569	-	-
Other liabilities	156,666	156,666	156,666	-	-	-

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2022. See “Indebtedness and Cash and Cash Equivalents.”

(2)	See “Item 7—B. Related Party Transactions.”

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

Equity

Our total equity amounted to R$2,197.0 million as of June 30, 2023 and R$2,216.0 million as of June 30, 2022.

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

On September 19, 2023, our board of directors approved the increase of our capital stock by R$3,064.36 through the issuance of 306,436 new common shares following the exercise of the Warrants by AB (Holdings) 1 S.A.R.L, in connection with the Merger of Agrifirma. As a result of the exercise of the Warrants, our capital stock was increased to R$1,587,984,600.71, divided into 102,683,444 common shares.

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

For a description of the effects of the ongoing conflict between Russia and Ukraine on our results of operations, see “—Operating Results—Impact of the Ongoing Conflict between Russia and Ukraine and the Recent Conflict between Israel and Hamas.”

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

Pursuant to our bylaws, our board of directors consists of a minimum of five and a maximum of nine members. Election of our directors is made at annual shareholders’ meetings. As of the date of this annual report, five of our directors, namely Eduardo Elsztain, Alejandro G. Elsztain, Saul Zang, Matias Gaivironski and Alejandro Casaretto were nominated by Cresud, which is our significant shareholder. The members of our board are elected at the shareholders’ meeting for a term of approximately two years, reelection being permitted. A director must remain in office until replaced by a successor unless resolved otherwise at the shareholders’ meeting or by the board of directors.

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

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 24, 2023, and whose terms will expire at our annual shareholders’ meeting for the approval of our financial statements for the fiscal year to end on June 30, 2025. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 24, 2023	63
Alejandro G. Elsztain	Director	October 24, 2023	57
Saul Zang	Director	October 24, 2023	77
Isaac Selim Sutton	Director	October 24, 2023	62
Matias Gaivironski	Director	October 24, 2023	47
Alejandro Casaretto	Director	October 24, 2023	71
Efraim Horn	Director	October 24, 2023	43
Eliane Aleixo Lustosa de Andrade	Director	October 24, 2023	60
Isabella Saboya de Albuquerque	Director	October 24, 2023	53

*

Ms. Carolina Zang and Mr. Miguel Falcón were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of absence or vacancy in the position of the following members of the Board of Directors: Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saúl Zang and Alejandro Casaretto.

Mr. João de Almeida Sampaio Filho was elected to the position of alternate member of our Board of Directors, solely in the case of absence or vacancy in the position of the following member of our Board of Directors: Mr. Matias Gaivironski.

Mr. Ricardo de Santos Freitas was elected to the position of first alternate member of our Board of Directors, solely in the case of absence or vacancy in the position of the following members of our Board of Directors: Messrs. Issac Selim Sutton and Efraim Horn, Members of our Board of Directors.

Ms. Janine Meira Souza Koppe was elected to the position of alternate member of our Board of Directors, solely in the case of absence or vacancy in the position of the following member of our Board of Directors: Ms. Eliane Aleixo Lustosa de Andrade.

Mr. Sérgio Werneck Filho was elected to the position of alternate member of our Board of Directors, solely in the case of absence or vacancy in the position of the following member of our Board of Directors: Ms. Isabella Saboya de Albuquerque.

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain is the Chairman of our Board of Directors and also a member of our Executive Committee. He has extensive experience in the real estate segment. He is the founder of Consultores Asset Management and currently holds several executive positions, including Chairman of the Board of Directors of Austral Gold Limited, Cresud S.A.C.I.F.y A., Endeavor Argentina, Banco Hipotecario S.A. (where he is also the CEO) and IRSA Invesriones y Representaciones Sociedad Anónima. He holds degrees in Medicine and Economics from the University of Buenos Aires.

Alejandro Gustavo Elsztain is the Vice-Chairman of our Board of Directors and also a member of our Executive Committee, Compensation Committee and Risk Committee. He has extensive experience in management positions in agricultural and real estate companies in Argentina. He is currently the CEO of Cresud S.A.C.I.F.y A. and Second Vice-President of IRSA Inversiones y Representaciones Sociedad Anónima, and also holds other management positions in real estate and agricultural companies in Argentina. He holds a degree in Agricultural Engineering from the University of Buenos Aires and an Advanced Management Program degree from Harvard Business School.

Saúl Zang is a member of our Board of Directors and also a member of our Executive Committee and Compensation Committee. He has an extensive business experience and is a founding partner of the law firm Zang, Bergel & Viñes Abogados. He is also the CEO of Porto Retiro S.A. and Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F.y A., Consultores Assets Management S.A. and other companies, such as Fibesa S.A. He is also a member of the Board of Directors of companies such as Banco Hipotecario S.A., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., Palermo Invest S.A., among others. He holds a Law degree from the University of Buenos Aires. He is a member of the International Bar Association (IBA) and the Inter-American Federation of Lawyers (IFL).

Isaac Selim Sutton is a member of our Board of Directors and also a member of our Audit Committee, and Risk Committee. He has extensive experience in management and finance, mergers and acquisitions, fundraising, and strategic consulting for shareholders and boards of directors. He is the founder and current CEO of BH26 Gestão e Finanças. Additionally, he is also a member of the Board of Directors of Eco Brasil Florestas. He holds a degree in Economics from the University of São Paulo (USP).

Matias Gaivironski is a member of our Board of Directors. He has extensive experience in the financial sector. Currently, he holds the position of CAO and CFO of IRSA Inversiones y Representaciones Sociedad Anónima and Cresud S.A.C.I.F.y A., as well as a member of the Board of Directors of Banco Hipotecario S.A. He holds a degree in business administration from the University of Buenos Aires, with a specialization in finance from the University of CEMA.

Alejandro Gustavo Casaretto is a member of our Board of Directors. He has extensive experience in agribusiness-related matters. Currently, he holds the position of member of the Board of Directors and Chief Regional Agricultural Officer at Cresud S.A. He holds a degree in Agricultural Engineering from the University of Buenos Aires.

Efraim Horn is a member of our Board of Directors and is also a member of our Audit Committee. He has extensive experience in urban development, land, and finance. Currently, he serves as co-president of Cyrela and is the executive responsible for Cyrela’s product and brand vision. He holds a degree in Administration and Theology from the Talmudic University of Florida (TUF) and an MBA from the Armando Alvares Penteado Foundation (FAAP).

Eliane Aleixo Lustosa de Andrade is a member of our Board of Directors and also a member of our Risk Committee. She has extensive experience in economics, finance, mediation, and arbitration, as well as corporate governance. Currently, she is a member of the Boards of Directors of CCR, Bunge, Aegea, and Bluebell, as well as a member of the Arbitration Chambers of B3 - Brasil, Bolsa, Balcão, the Brazilian Center for Mediation and Arbitration - CBMA, and the Brazilian Chamber of Resolution and Conflict Resolution in Energy and Mining. Additionally, she is a board member of the Institute of Labor and Society Studies - IETS, a nonprofit institution. She holds a degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), a master’s degree in economics from PUC-RJ, and a Ph.D. degree in Finance from the Department of Industrial Engineering at PUC-RJ. She is a certified Board Member by IBGC and by the ESG Competent Boards. Ms. Eliane Aleixo Lustosa de Andrade was nominated by CCR to assume the presidency of the CCR Institute – ICCR.

Isabella Saboya de Albuquerque is a member of our Board of Directors and also a member of our Compensation Committee. She has extensive experience in corporate law, capital markets, and corporate governance. She currently serves on the Board of Directors of Grupo Mateus, Wiz Soluções e Corretagem de Seguros, and Klabin. Additionally, she is a Committee Member for People at Wiz Soluções e Corretagem de Seguros and a member of the Advisory Board of Artha Educação and Trikoma Ltda. She is also a member of the Executive Committee of the Brazilian Stewardship Code and a member of the Working Group of AMEC. She holds a degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) and is a Certified Board Member by IBGC.

Board Committees

Pursuant to our bylaws, in order to assist with the fulfillment of its duties, our Board of Directors has adopted three advisory statutory committees (Compensation Committee, Executive Committee and Statutory Audit Committee) and one non-statutory committee (Risk Committee). Additional committees may be created by resolution of the Board of Directors. Our board committees act with the purpose of advising our Board of Directors and do not have binding decision-making power over it. The committees are comprised of members appointed by the Board of Directors from among the members of our management and/or other people directly or indirectly linked to the Company.

As established in the Company’s bylaws, the attributions of each of our three advisory statutory committees are described below:

Compensation Committee

The Compensation Committee performs advisory functions in accordance with its internal regulations, in order to assist the Board of Directors in establishing the terms of compensation and other benefits and payments to be received in any capacity from the Company by officers and directors, in compliance with the terms of the Company’s bylaws and its internal regulations.

The Compensation Committee operates on a permanent basis and is comprised of three members of the Board of Directors, who are appointed and may be dismissed by the Board of Directors, provided that they are independent from the board of executive officers.

The Compensation Committee has its own internal regulations, the latest update of which was approved by the Board of Directors at a meeting held on September 1, 2022. These internal regulations establish the rules and regulations for the operation of the Compensation Committee, in addition to the duties set out in the Company’s bylaws and other applicable rules.

The Compensation Committee is currently composed of the following members of our board of directors, all of whom were elected on November 7, 2023 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2025: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton.

Executive Committee

The Executive Committee performs advisory functions in accordance with its internal regulations, in order to assist the Board of Directors in its role as a supervisory body, giving its opinion on, and periodically reviewing, certain strategic and/or financial matters of the Company.

The Executive Committee operates on a permanent basis and is comprised of three members of the Board of Directors, who are appointed and may be dismissed by the Board of Directors.

Currently, the Executive Committee is composed of the following members of our board of directors, all of whom were elected on November 7, 2023 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2025: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang.

Statutory Audit Committee

The Statutory Audit Committee is a collegiate advisory body directly linked to the Company’s Board of Directors, which performs its duties in accordance with the provisions of the Company’s Bylaws, its internal regulations and the applicable CVM and B3 regulations.

The Statutory Audit Committee operates on a permanent basis and is comprised of three members, with a term of office of two years (re-election is permitted), who are appointed and may be dismissed by the Board of Directors, in accordance with the following criteria: (a) at least one of the members of the Statutory Audit Committee must also be a member of the Board of Directors, (b) at least one of the members of the Statutory Audit Committee may not be also a member of the Board of Directors; (c) at least one member of the Statutory Audit Committee must have recognized experience in corporate accounting matters; and (d) the majority of the members of the Statutory Audit Committee must be independent members, as defined by CVM Resolution No. 23, of February 25, 2021, as amended. If any member of the Statutory Audit Committee has held office for any period of time and has not been re-elected, such member of the Statytory Audit Committee may only rejoin it after at least three years have elapsed since the end of their most recent term of office. In addition, members of the Statutory Audit Committee may not remain in office for more than 10 years.

The Statutory Audit Committee must have the means to receive and process information, including confidential information, both internal and external to the Company about non-compliance with legal and regulatory provisions applicable to the Company, as well as internal regulations and codes, with specific procedures to protect the provider and the confidentiality of the information.

The Statutory Audit Committee has its own internal regulations, the latest update of which was approved by the Board of Directors at a meeting held on September 1, 2022. These Internal Regulations establish the rules and regulations governing the functioning of the Statutory Audit Committee, in addition to the duties set out in the Company’s bylaws and other applicable rules.

A more detailed list of duties of the statutory audit committee may be found in its internal rules (regimento interno). Our statutory audit committee is currently composed of Mr. Isaac Selim Sutton (board member), Mr. Efraim Horn (board member), and Mr. Fabiano Nunes Ferrari (external member), who is also the coordinator of the Statutory Audit Committee.

The Statutory Audit Committee is a permanent advisory body to our board of directors, in compliance with CVM Resolution No. 23/2021 and the U.S. Sarbanes-Oxley Act of 2002 (the “SOX”), which allows us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we only need to comply with the requirement that our statutory audit committee meet the SEC rules regarding audit committees for listed companies.

The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. We have established a statutory audit committee, as approved at the board of directors meeting held on November 24, 2022. Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

Below is a brief biography of the member of our Statutory Audit Committee who is not a member of our Board of Directors:

Fabiano Nunes Ferrari is the Coordinator of our Statutory Audit Committee. He has extensive experience in business, corporate, international and M&A law. He also works in related areas, especially corporate accounting, controls and analysis of financial statements, having previously served as a member of our Fiscal Council for nine years. With over 24 years of experience, he is currently a managing partner of Suchodolski Advogados Associados. Mr. Ferrari holds a degree in Law from the Pontifical Catholic University of São Paulo (PUC/SP), a specialization degree in Business Law from PUC/SP, and has completed an extension program at New York University (NYU). He is a member of the International Bar Association (IBA) and the São Paulo Lawyers Association (AASP).

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

Our executive officers are our legal representatives and are responsible for our day-to-day management, implementation of the policies and directives set by our board of directors and other duties assigned to them under the law and our bylaws. Our executive officers are authorized to take all actions required for the operation of our business unless the law or our bylaws specifically delegate such authority to the shareholders’ meeting or our board of directors.

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief Executive Officer	November 7, 2023	November 7, 2024	49
Gustavo Javier Lopez	Chief Financial Officer and Investor Relations Officer	November 7, 2023	November 7, 2024	56

Below is a brief biographical description of our executive officers:

André Guillaumon is the CEO of Brasilagro. He is an executive with extensive strategic experience, especially in areas related to agribusiness, having previously worked as a technical and commercial leader. He also directly led the development and implementation of fertilizer production and marketing strategies. He began his career in 1996 at Fertibrás S.A. and has represented the Company at technical forums such as the 25th International Fertilizer Management Seminar in Chicago and the Fertilizer Quality Commission (ANDA). Mr. Guillaumon holds a degree in Agronomic Engineering from the Luiz de Queiroz College of Agriculture (ESALQ/USP) in Piracicaba and is a member of the Superior Agribusiness Council (COSAG).

Gustavo Javier Lopez is the Finance and Investor Relations Director of Brasilagro. He is an executive with extensive strategic experience, especially in business, budgeting, administration and finance. He began his career in 1999 at Cresud S.A.C.I.F.y A., having also worked at IRSA Inversiones y Representaciones Sociedad Anónima, Estancias Unidas del Sud and Loma Negra. He holds a degree in accounting from the University of Buenos Aires.

Agreements with our Directors and Executive Officers

We are not party to any agreement or obligations involving the members of our board of directors and our executive officers.

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, the chairman of our board of directors and a member of the Executive Committe, and Alejandro G. Elsztain, the vice-chairman of our board of directors and a member of the Compensation Committee, Risk Committee and Executive Committe, are brothers.

Saul Zang, a member of our board of directors and of the Executive Committee and Compensation Committee, is Carolina Zang’s father, an alternate member of our Board of Directors.

B.	Compensation

Pursuant to our bylaws, the total amount of compensation paid to the members of our board of directors, fiscal council, statutory audit committee, and executive officers, in the aggregate, is set annually at the general shareholders’ meeting. Our directors, pursuant to the recommendation of the compensation committee, allocate the aggregate compensation among our executive officers and directors. Although our executive officers are entitled to fixed compensation and a bonus depending on individual and company performance, the compensation of the fiscal council and audit committee members is fixed. The bonus is paid to our executive officers based on the achievement of certain individual and company targets.

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the fiscal year ended June 30, 2023 was R$16.8 million, comprised of a fixed amount of R$11.5 million, a bonus paid to our executive officers and members of our board of directors in the amount of R$1.9 million and R$3.5 million as share-based compensation paid to our executive officers pursuant to our Long Term Incentive Plan based on Shares. The bonus to the board of directors was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2023 fiscal year was R$0.3 million.

Neither we nor our subsidiaries have set aside any amount to provide pension, retirement or similar benefits.

Stock Option Plan

Long-Term Incentive Plan based on Shares

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

The Long-Term Stock-Based Incentive Program No. 1, or Program No. 1, was established under the Plan and was duly approved at the Board of Directors meeting held on June 18, 2019. Program No. 1 was approved with the purpose of establishing a share bonus to the participants of the program to: (i) stimulate the expansion, success and achievement of the Company’s objectives; (ii) encourage participants to contribute substantially to the Company’s success; (iii) align the interests of the Company’s shareholders with those of the participants; (iv) provide the Company with a competitive differential in relation to the market with respect to variable compensation; and (v) encourage the retention of key executives and key employees of the Company. The shares granted under Program No. 1 were only delivered to the elected participants who achieved the key performance indicators (KPIs), the time limits and other conditions described in the program. The maximum number of shares that each participant received varied depending on the dividends declared by the Company during the vesting period of Program No. 1, the position held by each participant and other applicable conditions. The vesting period of Program No.1 started on October 2, 2017 and ended on October 1, 2019.

The Long-Term Stock-Based Incentive Program No. 2, or Program No. 2, was established under the Plan and was duly approved at the Board of Directors meeting held on May 6, 2021. Program No. 2 was approved with the purpose of establishing a share bonus to the participants of the program to: (i) stimulate the expansion, success and achievement of the Company’s objectives; (ii) encourage participants to contribute substantially to the Company’s success; (iii) align the interests of the Company’s shareholders with those of the participants; (iv) provide the Company with a competitive differential in relation to the market with respect to variable compensation; and (v) encourage the retention of key executives and key employees of the Company. The shares granted under Program No. 2 were only delivered to the elected participants who achieved the key performance indicators (KPIs), the time limits and other conditions described in the program. The maximum number of shares that each participant received varied depending on the dividends declared by the Company during the vesting period of Program No. 2, the position held by each participant and other applicable conditions. The vesting period of Program No. 2 started on July 1, 2020 and ended on June 30, 2023.

Currently, we do not have any approved program under the Plan.

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

Fiscal Council

Under Brazilian corporate law, the Conselho Fiscal, or fiscal council is a corporate body independent from our management and our independent auditors. Its primary responsibilities are monitoring management activities, reviewing our financial statements, and reporting its findings to our shareholders.

The fiscal council also operates pursuant to its charter (regimento interno). Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot perform these functions.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council::

Fiscal Council Members	Position	Date of Election	End of Current Term
Ivan Luvisotto Alexandre	Fiscal Council member	October 24, 2023	October 24, 2024
Geraldo Affonso Ferreira Filho	Fiscal Council member	October 24, 2023	October 24, 2024
Marcos Paulo Passoni	Fiscal Council member	October 24, 2023	October 24, 2024
Leonardo de Paiva Rocha	Fiscal Council alternate member	October 24, 2023	October 24, 2024
Ariane Cristina Vilalta	Fiscal Council alternate member	October 24, 2023	October 24, 2024
Luis Fernando Oliveira Fernandes da Silva	Fiscal Council alternate member	October 24, 2023	October 24, 2024

Below is a brief biography of each member and alternate member of our fiscal council:

Ivan Luvisotto Alexandre is the Chairman of our Fiscal Council. He has extensive experience in corporate planning and consulting, M&A, and international agreements and transactions. He is currently an associate lawyer at Araújo e Policastro Advogados. He holds a degree in Law from the Law School of the University of São Paulo (USP), a specialization degree in accounting applied to law from Fundação Getúlio Vargas in São Paulo (FGV-SP), as well as specialization degre in Law and Information Technology and Fiscal Council certification from IBGC.

Geraldo Affonso Ferreira Filho is a member of our Fiscal Council. He has extensive experience in the international forest-based industry, gained in senior leadership positions at large national and multinational companies in Brazil and Asia. He is a specialist in Corporate Governance and Socio-Environmental Sustainability. He serves as a member of the Statutory Audit Committees of SPTrans and CET - Companhia de Engenharia de Tráfego, and, on a pro bono basis, he is a member of the Executive Committee of the Brazilian Stewardship Code, the Sustainability and Capital Markets Committees of IBGC, and co-founder of the Governance Confraternity. He holds a degree in Economics from the Pontifical Catholic University of Campinas (PUCCamp) and an MBA from the FIA Business School. He is a Certified Board Member by IBGC.

Marcos Paulo Passoni is a member of our Fiscal Council. He has extensive experience in Civil Law and Litigation. Currently, he is an associate lawyer at Suchodolski Advogados Associados. He holds a degree in Law from the Pontifical Catholic University of São Paulo (PUC-SP), a master’s degree in Diffuse and Collective Rights from Unimes, and is currently pursuing a doctorate degree in Collective Procedural Law at PUC-SP. He also serves as a Professor of Civil Procedural Law at the São Paulo School of Advocacy.

Leonardo de Paiva Rocha is an alternate member of our Fiscal Council. He is currently a member of the Board of Directors of Norte Energia S.A., Eletronuclear S.A., and Eletronorte S.A. He also serves as the Coordinator of the Audit Committee, Compliance, and Financial Risks, and is a Committee Member for Finance at Norte Energia S.A. Additionally, he is a member of the Fiscal Council of IRB, the Board of Directors of Júnior Achievement Brasil (NGO), and the Advisory Board of Vocação (NGO). He holds a degree in Mechanical and Automotive Engineering from the Military Institute of Engineering (IME), and a specialization degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ).

Ariane Cristina Vilalta is an alternate member of our Fiscal Council. She is currently an associate lawyer at Suchodolski Advogados Associados, specialized in Litigation and Labor Law. She holds a degree in Law from the Pontifical Catholic University of São Paulo (PUC-SP) and a postgraduate degree in Labor Law from PUC-SP.

Luiz Fernando Oliveira Fernandes da Silva is an alternate member of our Fiscal Council. He has experience in corporate law, civil litigation, and real estate law. He is currently an associate lawyer at Suchodolski Advogados Associados. He holds a degree in Law from the Mackenzie University Law School in São Paulo and a postgraduate degree in Business Law from Fundação Getúlio Vargas (FGV). He is a member of the São Paulo Lawyers’ Association (AASP).

For information about the compensation committee, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Board Committees.”

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
Location	2023	2021	2020
Head Offices/São Paulo	92	91	87
Araucária Farm	5	11	13
Alto Taquari Farm	8	12	13
Chaparral Farm	6	37	46
Nova Buriti Farm	10	2	2
Jatobá Farm	12	11	11
Preferência Farm	41	24	26
Avarandado Farm	2	8	9
Xingu Farm	11	44	42
São José Farm	24	50	44
Arrojadinho Farm	9	20	15
Serra Grande Farm	33	8	8
AgriMAQ	55	31	25
Total	342	350	341

	As of June 30,
Location	2023	2022	2021
Head Offices/São Paulo	92	87	83
Goiás	10	26	—
Mato Grosso	83	42	47
Bahia	120	123	89
Piauí	17	17	12
Maranhão	55	44	96
Minas Gerais	2	2	2
Total	350	341	329

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2023.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Jun. 2024
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2024
Araucária	Sindicato dos Trabalhadores Rurais de Mineiros	Profit Sharing Program Overtime compensation(1)	Mar. 2024
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2024
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2024
Preferência	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2024
Arrojadinho	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2024
Avarandado	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2024
Regalito	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2024
Panamby	Sindicato dos Trabalhadores Rurais de Querência - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2024
São Domingos	Sindicato dos Trabalhadores Rurais de Comodoro - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2024
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	Feb. 2024
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2024
Partnership V	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	Apr. 2024

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of our fiscal council as of September 30, 2023.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
André Guillaumon	166,158	*
Gustavo Javier Lopez	99,066	*
Directors
Eduardo S. Elsztain (1)	35,138,225	34.32
Alejandro G. Elsztain	438,665	*
Saul Zang	100	*
Isaac Selim Sutton	100	*
Matias Gaivironski	—	—
Alejandro Casaretto	—	—
Isabella Saboya
Efraim Horn	—	—
Eliane Aleixo
Fiscal Council Members
Ivan Luvisotto Alexandre	—	—
Geraldo Affonso Ferreira Filho	—	—
Statutory Audit Committee Member
Fabiano Nunes Ferrari	—	—

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our fiscal council and audit committee do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2023.

Shareholder	Number of Common Shares	Percentage (%)
Cresud(1)	35,138,225	34.22
Cresud	35,137,225	34.22
Agro Managers(2)	1,000	0.00
Charles River Capital(3)	8,855,857	8.62
Elie Horn/Cape Town(4)	5,998,269	5.84
Cape Town LLC	5,056,819	4.92
Elie Horn	941,450	0.92
Directors and Executive Officers	704,189	0.69
Treasury	3,067,987	2.99
Others(5)	48,918,917	47.64
Total	102,683,444	100.00

(1)	As of September 30, 2023, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which, in turn, holds 18.12% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 14.82% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our Board of Directors and the Board of Directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.

(2)	Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)	Consolidated position of the funds managed by Charles River Capital.

(4)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(5)	Considers all remaining shareholders with an individual position of less than 5%.

For information about stock options held by our directors and executive officers, see “Item 6—E. Directors, Senior Management and Employees—Share Ownership.”

Our controlling and major shareholders do not have different voting rights.

Significant Shareholder

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

As of September 30, 2023, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 22.91% of the capital stock of Cresud. Finally, Mr. Elsztain directly holds 0.09% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

Elie Horn and Cape Town LLC

Elie Horn is the sole shareholder of E.H. Capital Management Ltd., which is the principal shareholder of Cape Town LLC, a company organized under the laws of the State of Delaware. Elie Horn is the president and controlling shareholder of Cyrela Brazil Realty S.A. and has more than 40 years of experience in construction and management of commercial buildings in São Paulo and Rio de Janeiro, Brazil, as well as in selling and leasing luxury and high-technology business offices, and finally, to a lesser extent, in the leasing and management of shopping malls. In recent years, Mr. Horn has also been involved in the development of residential condominiums. Mr. Horn previously served as a member of our board of directors, elected at the general shareholders’ meeting held on October 27, 2011, and retired from the board on July 3, 2012.

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

On September 25, 2023, Cresud S.A.C.I.F.Y.A. disclosed that it decreased its shareholding position in the Company, reaching 35,081,184 shares, equivalent to 34.27% of the common shares issued by Company.

ADRs

As of September 30, 2023, we had 25,524,985 shares representing ADRs, which were held in the United States by holders of record.

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

We, our shareholders, our directors and officers, and the members of our fiscal council and audit committee are required to submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the B3, the provisions of Brazilian corporate law, our bylaws, the rules of the National Monetary Council (Conselho Monetário Nacional), or CMN, and the Central Bank, the regulations of the Securities Commission (Comissão de Valores Mobiliários), or CVM, and the B3 and other rules generally applicable to the Brazilian capital markets. Any such dispute should be settled by arbitration by the B3 Arbitration Chamber.

According to Chapter 12 of this rule, the parties may consent to agree to use another arbitration chamber or forum to resolve their disputes.

Investment in Agrofy

In October 2019, we made an investment of US$1.0 million in Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers. As of June 30, 2023, Cresud held a 17.7% stake in the share capital of Agrofy.

As of June 30, 2023, we recognized an impairment in the amount of R$4.8 million related to losses in connection with our investment in Agrofy. We review impairment amounts each quarter.

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

As of June 30, 2023, Moroti owned 59,585 hectares of which 34,053 were arable.

Acquisition of companies in Bolivia

On December 20, 2020, the Company and Cresud entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”). These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

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

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2023, we were defendants in 54 pending legal and administrative proceedings, of which 9 are environmental proceedings, 10 are labor proceedings, 30 are tax proceedings, and five are civil proceedings. Also, as of June 30, 2023, we were plaintiffs in 17 pending legal and administrative proceedings, of which one is an environmental proceeding, two are tax proceedings and 14 are civil proceedings.

As of June 30, 2023, we had total provisions of R$1.3 million for probable losses, including R$0.1 million for labor proceedings, R$0.7 million for tax proceedings and R$0.5 million for environmental proceedings. We believe that our provisions for contingencies are sufficient for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

Among our legal and administrative proceedings as of June 30, 2023, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$1.0 million).

Environmental Proceedings

We are co-defendants in a environmental lawsuit filed on June 13, 2023 by the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) (IBAMA) in the 1st Civil and Criminal Judicial Federal Court of Rondonópolis, state of Mato Grosso, requesting (i) the reparation of presumed environmental damages resulting from the operation of a potentially polluting activity by the former property owners, without a license issued by the competent authority, (ii) the reparation of damages caused by the use of the embargoed area and (iii) the environmental regularization of 346,3949 hectares, which are under alternative land use when they should be treated as legal reserve land. We are awaiting our formal notification so that we can file our defense. The total amount involved in the claim is R$8.4 million. Our management, based on the opinion of external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding.

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by certain parties in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense. The total amount involved in the claim is R$6.1 million and our chance of loss is estimated as possible. If we are unsuccessful, we could be required to relinquish the equivalent of 2,562 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding. In May 2022, we entered into a settlement agreement with the plaintiffs in the amount of R$50.0 thousand. The settlement agreement is awaiting homologation by the court. If homologated by the court, the lawsuit will be settlement under its terms with no additional losses expected.

We are co-defendants in a lawsuit for damages brought on March 14, 2013 by the widow of an individual who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013. We are waiting for the decision that will start the discovery phase in the lawsuit with respect to evidence production requested by the parties. The total amount involved in the suit, as claimed by the plaintiff, is R$1.8 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Agropecuaria Acres del Sud S.A. is the plaintiff in a lawsuit in Bolivia that seeks the invalidation of the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, by which the National Institute for Agrarian Reform and National Service for Protected Areas (Instituto Nacional de Reforma Agrária e Servicio Nacional de Areas Protegidas) (INRA) (i) determined that the “Acres del Sud” fraction (previously known as Las Londras I, Las Londras II, and Las Londras III), is superimposed on the Guarayos Forest Reserve, declaring the illegality of the possession of Agropecuaria Acres del Sud S.A. regarding the property called Acres del Sud in an area of 4,435.1 hectares and (ii) declared it as non-available fiscal land, leaving only 50 hectares remaining out of a total of 4,485.1 hectares. The monetary value of this lawsuit is not yet measurable, and our chances of loss are classified as possible. We have not made any provision in connection with this proceeding. On September 13, 2023, the Agro-Environmental Court dismissed the lawsuit as unfounded, while reaffirming the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021. Agropecuaria Acres del Sud S.A intends to file a constitutional proceeding (Acción de Amparo Constitucional) to dismiss such decision. Our management, based on the opinion of our external legal counsel in Bolivia, considers that it could be possible to reverse the agroenvironmental court’s decision. If we are unsuccessful and the decision is not reversed, it would have an adverse impact on us of approximately US$13.0 million.

We are subject to an administrative inspection proceeding filed on May 10, 2016 by Instituto Nacional de Colonização e Reforma Agrária – INCRA (National Institute of Colonization and Agrarian Reform), which aims to investigate whether the Company acquired rural properties in non-compliance with Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU. The Company has provided explanations and documents, stating that there was no violation of Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU. An eventual conclusion by INCRA that the Company acquired rural properties in non-compliance with Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU could affect the Company’s business model. From an economic and financial standpoint, INCRA’s final decision may be used as a basis for filing an eventual lawsuit to challenge the acquisition of certain properties, including seeking their forced sale, which could adversely affect us. Our management, based on the opinion of our external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding.

Tax Proceedings

We are defendants in an administrative proceeding filed on January 11, 2021, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of income tax withheld at the source (Imposto de Renda Retido na Fonte) (IRRF) for the calendar year 2016, due to alleged insufficient tax collection under code 0561 (income from salaried work) and code 0588 (income from work without employment). We have filed our defense. The total amount involved in the claim is R$1.8 million, and our management, based on the opinion of external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding. We are currently waiting for the review of the defense presented.

Our subsidiary Agrifirma Agro Ltda. is a defendant in an administrative proceeding filed on November 23, 2021, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary rural land tax (Imposto Territorial Rural) (ITR) for the calendar year 2018 in relation to a rural property, as it considered that the declared bare land value was not proven. We have filed our defense. The total amount involved in the claim is R$11.7 million, and our management, based on the opinion of external legal counsel, considers our chance of loss as probable for the amount of R$34 thousand and possible for the amount of R$11.7 million. We have made a provision of R$34 thousand in connection with this proceeding. We are currently waiting for the review of the defense presented.

Our subsidiary Imobiliária Ceibo Ltda. is a defendant in an administrative proceeding filed on September 5, 2022, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary rural land tax (Imposto Territorial Rural) (ITR) for the calendar year 2017 in relation to a rural property, as it considered that the information declared by our subsidiary was not proven. On July 7, 2023, a ruling was rendered, stating that the defense was valid and consequently exonerating the debt charged. We are currently waiting for confirmation of this decision at the second level of jurisdiction, by the tax appeals administrative council (Conselho Administrativo de Recursos Fiscais) (CARF). The total amount involved in the claim is R$44.9 million, and our management, based on the opinion of external legal counsel, considers the chance of loss as probable for the amount of R$296 thousand and remote for the amount of R$44.6 million. We have made a provision of R$296 thousand in connection with this proceeding.

Our subsidiary Imobiliária Jaborandi Ltda. is a defendant in an administrative proceeding filed on July 21, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary corporate income tax (Imposto de Renda Pessoa Jurídica) (IRPJ) and social contribution on net profit (Contribuição Social sobre o Lucro Líquido) (CSLL) for the calendar year 2019. According to the Internal Revenue Service, alleged irregularities had been detected regarding the collection of the aforementioned taxes, since the company had allegedly: (i) improperly applied a coefficient of presumption of the presumed profit on the capital gain obtained on the sale of part of Jatobá Farm (rural property), because the revenue in question would not derive from its activity, and (ii) not offered financial income and rental income to taxation. On September 6, 2023, Imobiliária Jaborandi Ltda. filed its defense. The total amount involved in the claim is R$203 million, and our management, based on the opinion of external legal counsel, considers our chance of loss as remote. We have not made any provision in connection with this proceeding. We are currently waiting for the judgment of the defense presented.

Labor Proceedings

Our subsidiary Yuchán Agropecuaria S.A is a defendant in a labor lawsuit (proceso coactivo social) filed on July 19, 2021 by the Bolivian Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud which aims to collect the social coercive declared due by Yuchán Agropecuaria S.A. in the amount of Bs.7.163 million. The social coercion was declared due after the inspection carried out by Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud, who reviewed books, contracts, payments, among others, referring to the existing management between the years 2012 to 2017. The lawsuit is under the jurisdiction of the Noveno Juzgado de Partido del Trabajo del Departamento de Santa Cruz, in Bolivia. We have filed our defense and are awaiting the judge’s manifestation. At the same time, we filed an appeal against the decision that dismissed the court’s alleged incompetence for the lawsuit. We also presented a formal guarantee to the court. Our management, based on the opinion of external legal counsel, considers the chance of loss in connetion with this proceeding as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Yatay Agropecuaria S.A is a defendant in a labor lawsuit (proceso coactivo social) filed on June 10, 2022 by the Bolivian Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud which aims to collect the social coercive declared due by Yatay Agropecuaria S.A, in the amount of Bs.9.429 million. The social coercion was declared due after the inspection carried out by Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud, who reviewed books, contracts, payments, among others, referring to the existing management between the years 2012 to 2017. The lawsuit is under the jurisdiction of the Décimo Juzgado de Partido de Trabajo y Seguridad Social, in Bolivia. We filed our defense and are awaiting the judge’s manifestation. Our management, based on the opinion of external legal counsel, considers the chance of loss in connetion with this proceeding as possible. We have not made any provision in connection with this proceeding.

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

The distribution of dividends for the year ended June 30, 2023 was approved at our shareholders’ meeting held on October 24, 2023 in the amount of R$320.0 million, or R$3.21 (US$1.55) per share. The dividends are payable within 30 days to holders of record of our shares as of October 24, 2023.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2023, we had R$86.8 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2023, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2023, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2023, we had R$278.0 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2023, we had no funds allocated to retained earnings reserves.

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

Goodwill on share issue: the reserve of goodwill from the issue of shares was created upon the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between capital increase and equity increase. The capital increase was calculated based on the shareholders’ equity of Agrifirma Holding (company merged in the process) as of June 30, 2019, while the equity increase considers only one of the three share classes involved in the agreement (unrestricted shares). The other two classes are classified under liabilities. As of June 30, 2023, we had R$13.3 million allocated to reserve of goodwill on share issue.

Share-based payment: the compensation plan ended on June 30, 2023 and accrued provisions for share-based payments in the amount of R$11.6 million. The debit balance of R$0.7 million presented on July 1, 2020 is composed of residual differences strictly of an accounting nature that were accrued during the creation and payment of former share-based compensation plans. As of June 30, 2023, we had R$10.9 million allocated in share-based payment.

Capital transactions between partners: the difference between the net assets of the companies acquired in Bolivia and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under common control. As of June 30, 2023, we had R$11.0 million allocated in capital transactions between partners.

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2023 was approved at our shareholders’ meeting held on October 24, 2023 in the amount of R$320.0 million, or R$3.21 (US$1.55) per share. The dividends are payable within 30 days to holders of record of our shares as of October 24, 2023.

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

As of June 30, 2023, we had 26,383,662 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

Capital Stock

During the years ended June 30, 2021, 2022 and 2023, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2023, our fully paid capital stock was R$1,588.0 million, divided into 102,377,008 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

Pursuant to our bylaws, as amended at the extraordinary general meeting of shareholders held on April 28, 2023, our fiscal council is permanent, has the powers and attributions conferred upon it by law. The fiscal council members (if the fiscal council is installed), are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be comprised by three to five effective sitting members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held in 2024 to approve the management accounts and financial statements for the fiscal year ending June 30, 2024.

Statutory Audit Committee

At our shareholders’ meeting held on October 27, 2022, our shareholders adopted certain amendments to our bylaws, which were further amended at our shareholders’ meeting held on April 28, 2023, to allow the creation of a statutory audit committee, to be comprised of three members, two of whom must be independent members of the board of directors. The members of the statutory audit committee must be appointed by the Board of Directors for terms of two years, and for a total period not to exceed 10 years. They are subject to removal from their positions by the Board of Directors at any time. The members of the statutory audit committee who are also members of the Board of Directors shall terminate concomitantly with his or her termination as a director.

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

The statutory audit committee also has the means to receive, retain and respond to whistleblower complaints. Our board of directors has approved the internal regulations of the statutory audit committe at a meeting held on September 1, 2022.

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

Disclosure of Trading of our Shares by an Issuer, any Controlling Shareholders, Directors, Officers or Members of the Fiscal Council and Statutory Audit Committee

An issuer’s directors and officers and members of its fiscal council and statutory audit committee, as well as members of any other technical or advisory committee, are required to disclose to its investor relations officer, who will disclose to the CVM and B3, the number and type of securities issued by the issuer, its publicly-held subsidiaries or controlled companies, including derivatives (in case of any controlling shareholders) held by them or by persons related to them, as well as any alteration in their respective interests within 10 days as from the end of the month in which trading takes place.

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

Arbitration

We, our shareholders, our directors and officers, and the members of our fiscal council and statutory audit committee should submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the B3, the provisions of Brazilian corporate law, our bylaws, the rules of the CMN and the Central Bank, the regulations of the CVM and the B3 and other rules generally applying to the Brazilian capital markets. Any such dispute should be settled by arbitration carried out before B3 Arbitration Chamber.

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in (i) a country or location that does not impose income tax, or (ii) where the maximum income tax rate is lower than 20% or (iii) a Tax Haven Jurisdiction. See “Interpretation of the Discussion of the Definition of “Tax Haven Jurisdictions” below.

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares and ADSs. This discussion deals only with U.S. Holders (as defined below) that hold our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below, distributions on our common shares or ADSs (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends, however, will not be eligible for the dividends received deduction generally allowed to corporations.

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

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the reais are converted into U.S. dollars at that time. If reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of reais will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Brazilian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A recent notice from the Internal Revenue Service (“IRS”) indicates that the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations and also allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations for taxable years ending on or before December 31, 2023 (the notice also indicates that the Treasury and the IRS are considering whether, and under what conditions, to provide additional temporary relief for later taxable years). Instead of claiming a foreign tax credit, you may be able to deduct Brazilian withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Based on the composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our most recent taxable year. The rules in this regard are not entirely clear, however, and there can be no assurance that the IRS will not successfully assert a contrary position. In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition.

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

If a Brazilian income tax is withheld on the sale, exchange or other taxable disposition of our common shares or ADSs, your amount realized will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by you on the sale, exchange or other taxable disposition of our common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Brazilian income tax, you may not be able to benefit from a foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless you can apply the credit (subject to applicable limitations) against U.S. federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations (if applicable), any such Brazilian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Brazilian income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs. You are urged to consult your tax advisors regarding the tax consequences if Brazilian income tax is imposed on a disposition of common shares or ADSs, including the effect of the Foreign Tax Credit Regulations (including, as discussed above, the possible deferral of many aspects thereof for taxable years ending on or before December 31, 2023) and the availability of the foreign tax credit under your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our common shares or ADSs and the proceeds from the sale, exchange or other taxable disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide your correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

As of June 30, 2023, we had a short position in U.S. dollars in the amount of US$82.4 million. The result of a hypothetical devaluation of 5% of the real in relation to the U.S. dollar would generate a loss before taxes of R$19.4 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2023 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$0.4 million monthly.

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

On June 30, 2023, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 2,548 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2023, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$16.1 million.

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

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, concluded that, as of June 30, 2023, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2023, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2023. Based on this assessment, our management has concluded that, as of June 30, 2023, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.	Changes in Internal Control Over Financial Reporting

We were the target of a cybersecurity incident, which disrupted our systems in 2019. Except for the design and implementation of internal controls over our IT systems to mitigate the risk of cyberattacks, as a response to the 2019 cybersecurity incident discussed in “Item 3. Key Information––D. Risk Factors—We were the target of a cybersecurity incident which disrupted our systems” and “Item 5—Operating and Financial Review and Prospects,” there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred, including during the year ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

For the purposes of the Sarbanes-Oxley Act, our board of directors established a statutory audit committee, which convenes at least bi-monthly, and as often as it determines is appropriate to carry out its responsibilities. This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors during such process, focusing particularly on compliance with legal requirements and accounting standards. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our board of directors.

Our board of directors has determined that Mr. Fabiano Nunes Ferrari, a member of the Company’s statutory audit committee, is a “financial expert,” as such term is defined in the SEC rules. Mr. Nunes Ferarri is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mr. Nunes Ferrari is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees” for information regarding the experience of Mr. Nunes Ferrari.

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

If we make any substantive amendment to the code of ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of ethics, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2023, no such amendment or waiver was made or granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2023 and 2022.

	Year Ended June 30
	2023	2022
	(in R$ thousands)
Audit fees(1)	1,344.9	956.1
Audit-related fees(2)	284.4	367.5
Total fees	1,629.3	1,323.6

(1)	Audit fees in fiscal year 2023 are the aggregated fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)	Audit-related fees in fiscal year 2023 were the fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for interoffice reports regarding: (1) the audit of our consolidated reporting package and internal controls for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to our consolidation process within Cresud consolidated financial statements.

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

Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes provided to the statutory audit committee under our bylaws and its internal rules, to the extent permitted by Brazilian law, we believe that our corporate governance system, taken as a whole, is materially equivalent to a system having an audit committee functioning as a committee of our board of directors. Accordingly, the Company does not believe that its reliance on the exemption of paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by Brazilian corporate law.

We also have a permanent Fiscal Council. However, as of November 24, 2022, we no longer rely on the Fiscal Council to avail ourselves of the exemption contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2023, the Company or any affilaited purchaser did not acquire any of our common shares.

During the years ended June 30, 2021, 2022 and 2023, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

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

We are permitted to follow practices in Brazil in lieu of the provisions of the NYSE corporate governance standards, except that we are required to have a qualifying audit committee under Section 303A.06 of the NYSE Listed Company Manual or avail ourselves of an appropriate exemption. As a foreign private issuer, we rely on the statutory audit committee to avail ourselves of the exemption contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.

See “Item 6—Directors, Senior Management and Employees.”

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

Audit Committee

Under Section 303A.06 of the NYSE Listed Company Manual and the requirements of Rule 10A-3 of the SEC, each U.S. company listed on the NYSE is required to have an audit committee consisting of members that comply with the requirements of Rule 10A-3 and that meet the independent requirements of the NYSE. In addition, the audit committee must have a written charter compliant with the requirements of Section 303.A.07(b) of the NYSE Listed Company Manual and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate certain of the functions of the audit committee to other bodies. We have availed ourselves of an exemption from certain of the standards for audit committees. See “Item 16D—Exemptions from the Listing Standards for Audit Committees,” which explains how our statutory audit committee differs from an audit committee for a U.S. listed company and is incorporated herein by reference.

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

ITEM 16I—DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J—INSIDER TRADING POLICIES

Not applicable.

ITEM 16K—CYBERSECURITY

Not applicable.

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning on page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of April 28, 2023 (English translation)

2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

2.2	English translation of the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of February 2, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

2.3	English translation of the First Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in a Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of May 21, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Interbraf Intermediação de Negócios Ltda., Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (1º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

2.4	English translation of the Second Amendment to the Private Instrument of First Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in up to Two Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of September 10, 2018, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Cibrasec – Companhia Brasileira de Securitização and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (2º Aditamento ao Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em até Duas Séries, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

2.5	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.2	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.3	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.4	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.6	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.7	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.8	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.9	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.10	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.12	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.13	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.14	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.15	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.16	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.17	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.18	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.19	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.20	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.21	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.22	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.23	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.24	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.25	Summary translation of the private instrument of commitment to purchase and sale of real properties, dated as of June 13, 2018, by and between Imobiliária Jaborandi Ltda., John Kudiess, Harald Kudiess and Jaborandi Agrícola Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.26	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.27	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.28	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.29	Summary translation of the rural partnership agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.30	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.31	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.32	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.33	Summary translation of the series B subscription agreement, entered into on September 16, 2019 (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.34	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on October 29, 2019, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.35	Summary translation of the rural partnership agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.36	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.37	Summary translation of the private instrument of first amendment to commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.38	Summary translation of the first amendment to rural partnership agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.39	Summary translation of the private instrument of second amendment to commitment to purchase and sale of real property, entered into on June 26, 2020, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.58 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.40	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.59 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.41	Summary translation of the rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.42	Summary translation of the second amendment to rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.61 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.43	Summary translation of the first amendment to rural partnership agreement, entered into on August 10, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.62 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.44	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.45	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazendas Arrojadinho and Rio do Meio (incorporated by reference to Exhibit 4.64 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.46	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 8, 2018, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.47	Summary translation of the eighth amendment to agreement to supply sugarcane, entered into by BrasilAgro and Brenco, on June 22, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.48	Merger Agreement and Other Covenants between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Agrifirma Brasil Holding S.A., Agrifirma Brasil Agropecuária S.A., Brasil Agronegócio – Fundo de Investimento em Participações Multiestratégia, Terras Brasil – Fundo de Investimento em Participações Multiestratégia, and certain other parties listed therein, dated as of November 22, 2019 (incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.49	Summary of the Private Instrument for Regulation of Rights and Obligations, entered into on January 7, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.72 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.50	Summary of the Private Instrument of First Amendment to Regulation of Rights and Obligations, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.73 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.51	Summary of the First Amendment to Rural Partnership Agreement, entered into on Febuary 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.74 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.52	Summary of the Second Amendment to Rural Partnership Agreement, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.53	Summary of the Third Amendment to Rural Partnership Agreement, entered into on September 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.54	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.55	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.56	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.57	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.58	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 3, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.59	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 23, 2021, in connection with Fazenda Chaparral and Fazenda Rio do Meio (incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.60	Summary of the Rural Partnership Agreement, entered into on May 12, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.61	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.62	Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 19, 2021, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.85 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.63	Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.86 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.64	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.87 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.65	Summary of the Second Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.88 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.66	Share Purchase Agreement between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Agrifirma Agro Ltda., Imobiliária Engenho de Maracajú Ltda., Agropecuária Santa Cruz de la Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A., Codalis S.A. and, as intervening consenting parties, Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., and, as guarantor, Cresud S.A.C.I.F.Y.A, dated as of December 23, 2020 (incorporated by reference to Exhibit 4.90 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.67	English translation of the Private Instrument of Second Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of March 22, 2021, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and ISEC Securitizadora S.A. (Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 4.91 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.68	English translation of the Long-Term Stock-Based Incentive Program No. 2 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on May 6, 2021 (incorporated by reference to Exhibit 4.92 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.69	Summary of the Rural Partnership Agreement, entered into on July 21, 2022, in connection with Fazenda São Domingos (incorporated by reference to Exhibit 4.93 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.70	Summary of the Rural Partnership Agreement, entered into on May 25, 2022, in connection with Fazenda Regalito (incorporated by reference to Exhibit 4.94 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.71	Summary of the Rural Lease Agreement, entered into on April 9, 2020, in connection with Fazenda Nossa Senhora Aparecida (incorporated by reference to Exhibit 4.95 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.72	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda São Simão (incorporated by reference to Exhibit 4.96 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.73	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.97 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.74	Summary of the Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 15, 2021, in connection with Fazenda Panamby (incorporated by reference to Exhibit 4.98 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.75	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on October, 6, 2022, in connection with Fazenda Marangatú

4.76	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on November 8, 2022, in connection with Fazenda Rio do Meio

4.77	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 27, 2023, in connection with Fazenda Araucária

4.78	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 29, 2923, in connection with Fazenda Araucária

4.79	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on June 29, 2023, in connection with Fazenda Jatobá

8.1	List of subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: October 31, 2023

/s/ Andre Guillaumon
Name:	Andre Guillaumon
Title:	Chief Executive Officer

/s/ Gustavo Javier Lopez
Name:	Gustavo Javier Lopez
Title:	Chief Financial Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

For the years ended of June 30, 2023 and 2022

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

Years ended June 30, 2023 and 2022

BrasilAgro -
Companhia Brasileira de
Propriedades Agrícolas

Report of independent registered
public accounting firm

Report of independent registered
public accounting firm

To the Board of Directors

BrasilAgro - Companhia Brasileira de
Propriedades Agrícolas

Opinion on the financial statements

We have audited the accompanying consolidated financial position of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, October 31, 2023

We have served as the Company’s auditor since 2021.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of BrasilAgro Companhia Brasileira de Propriedades Agrícolas (the “Company”) for the year ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor from 2012 to 2021.

São Paulo, Brazil

October 29, 2021

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2023 and 2022

(In thousands of reais, unless stated otherwise)

	Note	2023	2022
Assets
Current assets
Cash and cash equivalents	6.1	383,837	435,493
Marketable securities	6.2	28,205	94,870
Derivative financial instruments	7	76,815	61,013
Accounts receivable and others	8	430,035	442,313
Inventories	9	213,684	289,899
Biological assets	10	216,924	264,976
Total current assets		1,349,500	1,588,564

Noncurrent assets
Biological assets	10	37,305	57,906
Restricted marketable securities	6.2	21,580	19,580
Derivative financial instruments	7	7,032	2,744
Accounts receivable and others	8	486,802	411,351
Deferred taxes	18.1	30,140	4,360
Investment properties	11	1,252,712	1,004,380
Transactions with related parties	30	2,157	1,839
Investments	12	2,591	7,642
Property, plant and equipment	13	155,108	128,131
Intangible assets		1,917	812
Right-of-use assets	14	161,231	117,954
Total noncurrent assets		2,158,575	1,756,699

Total assets		3,508,075	3,345,263

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2023 and 2022

(In thousands of reais, unless stated otherwise)

	Note	2023	2022
Liabilities and equity
Current liabilities
Trade accounts payable and others	16	176,115	253,440
Loans, financing and debentures	17	198,213	123,411
Salaries and payroll obligations		23,405	25,652
Derivative financial instruments	7	22,006	34,064
Other liabilities	19	156,666	28,846
Leases payable	15	55,502	18,581
Total current liabilities		631,907	483,994

Noncurrent liabilities
Trade accounts payable and others	16	31,424	23,833
Loans, financing and debentures	17	356,425	329,630
Deferred taxes	18.1	20,654	34,925
Leases payable	15	261,831	230,570
Derivative financial instruments	7	831	5,272
Provision for legal claims	28	1,292	1,117
Transactions with related parties	30	6,569	7,472
Other liabilities	19	-	12,402
Total noncurrent liabilities		679,026	645,221

Total liabilities		1,310,933	1,129,215

Equity
Capital	20.a	1,587,985	1,587,985
Share issue costs	20.a	(11,343)	(11,343)
Capital reserve	20.b	(13,423)	(21,348)
Treasury shares	20.f	(50,807)	(49,761)
Income reserves		364,888	416,352
Additional dividends proposed	20.d	256,223	196,476
Other comprehensive income	20.e	63,619	97,687
Total equity		2,197,142	2,216,048

Total liabilities and equity		3,508,075	3,345,263

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of income

Years ended June 30, 2023, 2022 and 2021

(In thousands of reais, unless stated otherwise)

	Notes	2023	2022	2021

Revenue	22.a	903,372	1,168,137	662,952
Gain on sale of farms	22.b	346,065	251,534	53,097
Changes in fair value of biological assets and agricultural products	10	78,238	549,764	527,348
Adjustment to net realizable value of agricultural products after harvest, net	9.1	(47,708)	(50,822)	(22,728)

Cost of sales	23	(886,225)	(1,142,688)	(729,145)
Gross income		393,742	775,925	491,524

Selling expenses	23	(41,008)	(43,578)	(27,951)
General and administrative expenses	23	(65,792)	(55,968)	(46,852)
Other operating income (expenses), net	25	(11,049)	13,829	(22,613)
Share of profit (loss) of a joint venture	12.a	(70)	(31)	11
Operating income		275,823	690,177	394,119

Financial income (expenses)
Financial income	26	732,715	955,783	849,623
Financial expenses	26	(726,829)	(1,008,643)	(945,611)
Profit before income and social contribution taxes		281,709	637,317	298,131

Income and social contribution taxes	18.2	(13,173)	(117,217)	19,515

Net income for the year		268,536	520,100	317,646

Basic earnings per share - in Brazilian reais	27	2.7178	5.2618	4.5611
Diluted earnings per share - in Brazilian reais	27	2.7028	5.2347	4.4478

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of comprehensive income

Years ended June 30, 2023, 2022 and 2021

(In thousands of reais)

	Note	2023	2022	2021

Net income for the year		268,536	520,100	317,646

Other comprehensive income/loss to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations	20.e	(34,068)	18,265	(35,917)

Total comprehensive income for the year		234,468	538,365	281,729

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2023, 2022 and 2021

(In thousands of reais)

				Capital reserve				Income reserves
	Note	Capital	Share issue costs	Additional paid-in capital	Share-based payments	Effect of reorganization	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At June 30, 2020		699,811	-	(33,566)	(726)	-	(31,501)	31,535	327,071	13,606	115,339	-	1,121,569

Net income for the year		-	-	-	-	-	-	-	-	-	-	317,646	317,646
Payment of additional dividends	20.d	-	-	-	-	-	-	-	-	(13,606)	-	-	(13,606)
Partial return of shares from Acquisition of Agrifirma	20.b	-	-	8,584	-	-	(8,584)	-	-	-	-	-	-
Acquisition of entities under common control		-	-	-	-	(11,031)	-	-	-	-	-	-	(11,031)
Capital increase through public offering		440,000	(11,343)	-	-	-	-	-	-	-	-	-	428,657
Capital increase through warrants	20.a	448,174	-	-	-	-	-	-	-	-	-	-	448,174
Share-based compensation plan	24.a	-	-	-	2,550	-	-	-	-	-	-	-	2,550
Constitution of legal reserve	20.c	-	-	-	-	-	-	15,882	-	-	-	(15,882)	-
Constitution of reserve for investment and expansion	20.c	-	-	-	-	-	-	-	41,764	-	-	(41,764)	-
Minimum mandatory dividends	20.d	-	-	-	-	-	-	-	-	-	-	(75,441)	(75,441)
Additional dividends proposed	20.d	-	-	-	-	-	-	-	-	184,559	-	(184,559)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(35,917)	-	(35,917)

At June 30, 2021		1,587,985	(11,343)	(24,982)	1,824	(11,031)	(40,085)	47,417	368,835	184,559	79,422	-	2,182,601

Net income for the year		-	-	-	-	-	-	-	-	-	-	520,100	520,100
Payment of additional dividends	20.d	-	-	-	-	-	-	-	-	(184,559)	-	-	(184,559)
Payment of interim dividends	20.d	-	-	-	-	-	-	-	(200,000)	-	-	-	(200,000)
Partial return of shares from Acquisition of Agrifirma	20.b	-	-	9,676	-	-	(9,676)	-	-	-	-	-	-
Share-based compensation plan	20.b	-	-	-	3,165	-	-	-	-	-	-	-	3,165
Constitution of legal reserve	20.c	-	-	-	-	-	-	26,005	-	-	-	(26,005)	-
Constitution of reserve for investment and expansion	20.c	-	-	-	-	-	-	-	174,095	-	-	(174,095)	-
Minimum mandatory dividends	20.d	-	-	-	-	-	-	-	-	-	-	(123,524)	(123,524)
Additional dividends proposed	20.d	-	-	-	-	-	-	-	-	196,476	-	(196,476)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	18,265	-	18,265

At June 30, 2022		1,587,985	(11,343)	(15,306)	4,989	(11,031)	(49,761)	73,422	342,930	196,476	97,687	-	2,216,048

Net income for the year		-	-	-	-	-	-	-	-	-	-	268,536	268,536
Payment of additional dividends	20.d	-	-	-	-	-	-	-	-	(196,476)	-	-	(196,476)
Payment of interim dividends	20.d	-	-	1,046	-	-	(1,046)	-	-	-	-	-	-
Partial return of shares from Acquisition of Agrifirma	20.b	-	-	951	-	-	-	-	-	-	-	-	951
Share-based compensation plan	20.b	-	-	-	10,613	-	-	-	-	-	-	-	10,613
Constitution of legal reserve	20.c	-	-	-	(4,685)	-	-	-	-	-	-	-	(4,685)
Constitution of reserve for investment and expansion	20.c	-	-	-	-	-	-	13,427	-	-	-	(13,427)	-
Minimum mandatory dividends	20.d	-	-	-	-	-	-	-	-	-	-	(63,777)	(63,777)
Additional dividends proposed	20.d	-	-	-	-	-	-	-	(64,891)	256,223	-	(191,332)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(34,068)	-	(34,068)
At June 30, 2023		1,587,985	(11,343)	(13,309)	10,917	(11,031)	(50,807)	86,849	278,039	256,223	63,619	-	2,197,142

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2023, 2022 and 2021

(In thousands of reais)

	Note	2023	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the year		268,536	520,100	317,646
Adjustments to reconcile net income for the year
Depreciation and amortization	23	88,491	82,614	110,004
Gain on sale of farm		(306,473)	(140,658)	(31,737)
Residual value of property, plant and equipment and intangible assets disposed		5,882	1,586	6,309
Write-off of capitalized costs in investment properties		733	6,743	-
Share of (loss) profit of a joint venture	12.a	70	31	(11)
Unrealized loss (gain) on derivatives, net	26	(34,490)	(14,241)	8,960
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net		22,259	18,769	100,800
Gain on remeasurement of receivable from sale of farms, net		47,227	(31,634)	(124,674)
Effect of share-based incentive plan – ILPA		5,928	3,165	2,550
Deferred income and social contribution taxes	18.2	(40,051)	76,194	(50,536)
Changes in fair value of biological assets and agricultural products	10	(78,238)	(549,764)	(527,348)
Adjustments to net realizable value of agricultural products after harvest	9.1	47,708	50,822	22,728
(Reversal of) Allowance for doubtful accounts	23	2,093	20	151
Provision for legal claims	28	2,180	19	1,404
		31,855	23,766	(163,754)
Changes in assets and liabilities
Trade accounts receivable		255,310	(25,715)	127,375
Inventories		1,372	(74,350)	(154,937)
Biological assets		140,483	466,490	388,082
Recoverable taxes		(14,612)	(612)	(23,835)
Derivative financial instruments		(2,099)	(24,127)	(5,828)
Other receivables		36,813	(56,409)	31,638
Trade accounts payable		(134,377)	(57,891)	(51,056)
Related parties		(567)	364	(3,218)
Taxes payable		14,711	17,465	30,765
Salaries and payroll		(2,094)	2,975	2,940
Advances from customers		(108)	2,820	(4,958)
Leases payable		(4,082)	(34,877)	(25,464)
Other liabilities		25,908	(5,667)	(657)
Payment of contingencies	28	(2,005)	(347)	(1,444)
Farm acquisitions		(144,747)	-	-
Net cash flows from operating activities		201,761	233,885	145,649

Income tax and social contribution		(46,028)	(28,707)	(28,249)

Net cash flows from operating activities		155,733	205,178	117,400

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment and intangible assets		(60,783)	(50,843)	(18,712)
Redemption of marketable securities		110,962	(36,892)	2,782
Increase in investment and participation		4,865	(1,994)	-
Acquisition of entities under common control net of cash acquired		-	-	(164,247)
Net cash flows used in investing activities		55,044	(89,729)	(180,177)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	17	217,583	60,436	488,190
Interest paid on loans, leases, financing and debentures	17	(30,684)	(41,697)	(16,491)
Payment of loans and financing	17	(127,981)	(296,555)	(345,830)
Dividends paid		(319,975)	(459,984)	(42,000)
Capital increase, net of share issue costs	20.a	-	-	870,988
Net cash flows from (used in) financing activities		(261,057)	(737,800)	954,857
Increase/decrease in cash and cash equivalents		(50,280)	(622,351)	892,080

Cash and cash equivalents at beginning of year	6.1	435,493	1,059,107	171,045
Effect of exchange rate variation on cash and cash equivalents		(1,376)	(1,263)	(4,018)
Cash and cash equivalents at end of year	6.1	383,837	435,493	1,059,107

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

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

The Company and its subsidiaries operate on 19 farms with total area of 273,486 hectares, of which 213,329 hectares are owned and 60,157 hectares are leased. There are sixteen (16) farms in six states of Brazil, one (1) farm in Paraguay and two (2) farms in Bolivia. The total number does not include the 2,009-hectare area of the Alto Taquari and Rio do Meio farms (1,157 and 852 hectares, respectively) negotiated in the long term and whose ownership has not yet been transferred to the buyers. Comparable information on own farms is disclosed in Note 11.

2.	Main events

2.1.	Sales of Farms

Sales of farms in the year ended on June 30, 2023

Jatobá VII Farm

On June 29, 2023, the subsidiary Imobiliária Jaborandi entered into an agreement for the sale of 4,408 hectares (3,202 arable hectares) of the Jatobá VII Farm, rural property located in the municipality of Jaborandi (Bahia), for 952,815 soybean bags, equivalent to R$121,558 on the transaction date. The amount will be paid in seven annual installments. On the agreement date, the buyer paid the first installment, thus meeting the conditions for the transfer of possession of the area sold, while the other installments will be paid on July 31 of each year through 2029.

Araucária VI and VII Farm

The Company signed two sale agreements for the remaining area of 5,517 hectares (4,011 arable hectares) of the Araucária Farm, an agricultural property located in the city of Mineiros, Goiás.  Details about the sales follow:

●	On March 28, 2023, 5,185 hectares (3,796 arable hectares) were sold for 3 million soybean bags, equivalent to R$409,328 on the transaction date. The amounts will be paid in seven installments, the first on July 30, 2023, the second on August 16, 2023, and the others on March 1 of each year through 2028. Possession of the area sold was transferred on June 15, 2023.

●	On March 29, 2023, 332 hectares (215 arable hectares) were sold for 63,875 soybean bags, equivalent to R$8,508 on the transaction date. The amounts will be paid in five installments: on April 14, the buyer paid the first one, while the others will be paid on March 30 of each year through 2027. Possession of the area sold was transferred on May 31, 2023.

The gain from this transaction is shown in Note 22.b.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Rio do Meio II Farm

On November 8, 2022, the subsidiary Agrifirma Bahia entered into an agreement for the sale of 1,964 hectares (1,422 arable hectares) of the Rio do Meio Farm, rural property located in the municipality of Correntina, Bahia, for 414,097 soybean bags, equivalent to R$62,428 on the transaction date. Based on the agreement, the transfer of possession and the receipt of proceeds will occur in four phases. The first and second phases were concluded on November 14, 2022, and June 7, 2023, respectively, with the other phases planned for July of each year through 2025.

The gain from this transaction is shown in Note 22.b.

Marangatu I Farm

On October 6, 2022, the subsidiary Agropecuária Moroti S.A. entered into a sale agreement for 863.3 hectares (498 useful hectares) of the Marangatu Farm (“Marangatu I”), a property located in Mariscal Estigarribia, Boquerón, Paraguay, for US$1,497 thousand (US$3,000 per arable hectare), equivalent to R$7,786 on the sale date. On October 21, 2022, the buyer made the initial payment of US$749 thousand (R$3,886), and the remaining balance will be paid in three fixed annual installments, as shown in Note 8.1.f. Thus, the conditions precedent for transfer of possession were met, and the proceeds from this transaction are shown in Note 22.b.

Sales of farms in the year ended on June 30, 2022

Alto Taquari IV Farm

On September 01, 2021, the Company entered into an instrument for purchase and sale of a 3,723-hectare area (2,694 arable hectares) in Alto do Taquari Farm, a rural property located in the city of Alto Taquari, state of Mato Grosso (MT), for 2,962,974 soybean bags, equivalent to R$591,339 on the transaction date. The parties determined the sale in two (2) phases: 2,566 hectares were delivered in October 2021 and 1,157 hectares will be transferred on September 30, 2024.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Sales of farms in the year ended on June 30, 2021

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

Sale of Jatobá III Farm

On August 31, 2020, the Company recognized a gain of R$ 3,796 for the sale of 133 hectares, which sale was negotiated in a purchase and sale agreement for a total area of 3,258 hectares (2,473 agricultural hectares) of the Jatobá III Farm on June 28, 2019, for a total amount of R$ 47,016. The Jatobá III Farm is a rural property located in the city of Jaborandi, state of Bahia. The remaining balance was recorded in accounts receivable, to be received in two annual installments through 2025.

Sale of Jatobá VI Farm

On May 6, 2021, the Company signed a purchase and sale agreement for the sale of a total area of 1,654 hectares (1,250 agricultural hectares) of the Jatobá VI Farm, a rural property located in the City of Jaborandi, State of Bahia, for 300 bags of soybean per useful hectare, which corresponded to R$67,061.The remaining balance was recorded in accounts receivable, to be received annual installments through 2031.

2.2.	Acquisition of farm

Panamby Farm

On August 10, 2022, the Company signed a Purchase and Sale Agreement for a total area of 10,844 hectares of the Panamby Farm, a rural property located in Querência, Mato Grosso. The transaction amount was established at R$285,600, equivalent to 302 soybean bags per useful hectare, divided into two installments. On September 12, 2022, the Company paid the first installment of R$144,747 (R$140,000 refers to the principal and R$4,747 to other transaction costs), meeting the conditions to obtain possession of the land. On June 30, 2023, the liability refers to the payment of the second installment maturing on August 21, 2023 of R$142,985 adjusted at present value (Note 19, under “Panamby Farm”). The amount of R$274,172, which includes the value of the farm, other property, plant and equipment and other transaction costs, is recorded under “Acquisitions” and shown in Note 11 and 13.

2.3.	Lease

Leases in the year ended on June 30, 2023

São Domingos Farm

On July 21, 2022, the Company signed an agricultural partnership agreement with the São Domingos Farm, located in Comodoro, Mato Grosso. The Company will explore an arable area of approximately 6,070 hectares under a 12-year agreement and possession will be granted in two phases of 3,035 hectares each, with the first one concluded in December 2022 and the second to be concluded in December 2023.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Leases in the year ended on June 30, 2022

Regalito Farm

On June 1, 2022, the Company entered into an agricultural partnership agreement with Regalito Farm to commercially explore a 5,714-hectare agricultural area. Located in the city of São José do Xingu, state of Mato Grosso, the farm was named Parceria IX and the agreement has duration of 12 years.

Nossa Senhora Aparecida Farm

On June 11, 2022, the Company entered into an agricultural partnership agreement with Nossa Senhora Aparecida Farm to commercially explore a 2,100-hectare agricultural area. Located in the city of São Félix do Araguaia, state of Mato Grosso, and the agreement has duration of six years.

2.4.	Warrants

On May 10, 2021 and May 14, 2021, the Board of Directors authorized BrasilAgro’s capital increase in the total amount of R$448,174, from R$1,139,811 to R$1,587,985, through the issuance of 20,272,707 common shares without par value, as a result of the exercise of warrants held by BrasilAgro’s founding shareholders.

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

Year ended on June 30, 2023

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The table below shows the assets and liabilities acquired by the Company in January 31,2021:

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Given the geopolitical scenario with significant impacts from the war between Russia and Ukraine, which began on February 24, 2022, the Company has been monitoring daily the prices of commodities and fertilizers to ensure that its operations are not affected. So far, the situation has not caused any losses to crop development.

With regard to agricultural products, a factor that merits attention is the strong demand for exports benefited by the appreciation in the U.S. dollar. With regard to the logistics chain, the increase in freight prices resulting from higher fuel cost is a concern; note that no significant disruptions occurred in export operations and logistics and in inbound shipments of inputs, most of which already have been acquired and delivered as the use is necessary.

With regard to commitments for sales to clients, the Company has not identified any material changes, since their origination is based on a strong correlation between the way the negotiations are conducted, and the players selected as commercial partners. Therefore, to date, the Company has not observed any matters related to these commitments.

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

These consolidated financial statements were approved by the Board of Directors on September 5, 2023 and updated by subsequent events through October 30, 2023 as approved by the executive management and the Audit Committee.

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

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires that Management use judgment in the process of application of the Company’s accounting policies. Those areas requiring a higher level of judgment and with more complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 4.

Non-financial data included in these financial statements, such as sales volume, planted and leased area, number of farms, were not audited by the independent auditors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Basis of consolidation

The consolidated financial statements comprise the financial statements of BrasilAgro and its subsidiaries as of June 30, 2023, 2022, and 2021 as described below:

		Ownership %
		2023	2022	2021
Imobiliária Jaborandi Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Cremaq Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Engenho Ltda. (d)	Brazil	-	99.99	99.99
Imobiliária Araucária Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Mogno Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Cajueiro Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Ceibo Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Flamboyant Ltda.	Brazil	99.99	99.99	99.99
Palmeiras S.A.	Paraguay	99.99	99.99	99.99
Agropecuaria Morotí S.A.	Paraguay	99.99	99.99	99.99
Agrifirma Agro Ltda.	Brazil	99.99	99.99	99.99
Agrifirma Bahia Agropecuária Ltda.(a)	Brazil	99.99	99.99	99.99
I.A. Agro Ltda. (a)(c)	Brazil	-	99.99	99.99
GL Empreendimentos e Participações Ltda.(a)(c)	Brazil	-	-	99.99
Avante Comercializadora S.A.	Brazil	-	-	100
Agropecuaria Acres Del Sud S.A. (b)	Bolivia	100	100	100
Ombú Agropecuaria S.A. (b )	Bolivia	100	100	100
Yuchán Agropecuaria S.A.(b )	Bolivia	100	100	100
Yatay Agropecuaria S.A. (b)	Bolivia	100	100	100

(a)	Subsidiaries of Agrifirma – indirect control.
(b)	Subsidiaries acquired in Bolivia (Note 2.7).
(c)	Merged into the subsidiary Agrifirma Bahia on May 2, and July,23, 2022.
(d)	Company dissolved on October 6, 2022, see note 12.

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

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

The Company measures financial assets at amortized cost when of the following conditions are met:

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Impairment of financial assets

The following financial assets held by the Company are subject to the model of “expected credit losses:”

●	Accounts receivable from clients from sales of agricultural and cattle products and the sale of farms;

●	Financial assets measured at amortized cost; and

●	Financial assets measured at fair value through other comprehensive income.

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

Year ended on June 30, 2023

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

Year ended on June 30, 2023

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

Year ended on June 30, 2023

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

For segregation purposes, when applicable, the Company classifies its cattle herd into: consumable cattle (current assets), which can be sold as a biological asset for meat production; and bearer cattle (non-current assets), which is used in farm operations to generate other biological assets. On June 30, 2023, the Company only had bearer and consumable cattle, which includes calves, heifers, pregnant heifers, pregnant cows, steers and bulls.

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

	Annual depreciation rates %
	2023	2022	2021
Buildings and improvements	3	3	3
Equipment and facilities	7	7	7
Vehicles and agricultural machinery	7	7	7
Furniture and fixtures	10	10	10
Opening of areas	5	5	5
Permanent cultures	20	20	20

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

On June 30, 2023, 2022 and 2021, no indication of impairment of assets was identified.

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

Year ended on June 30, 2023

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

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

Year ended on June 30, 2023

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

3.30.	Fair value measurement

The Company measures financial instruments (such as derivatives) and non-financial instruments (such as biological assets) at fair value on each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

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

The following alterations in standards were issued by the IASB but have not become effective for fiscal year 2023. Early adoption of standards, although encouraged by IASB, is not allowed in Brazil.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

●	Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies: in February 2021, the IASB issued a new amendment to IAS 1 regarding the disclosure of “material” accounting policies instead of “significant” accounting policies. The amendments define the meaning of “information on material accounting policy” and explain how to identify such information. It also clarifies that the disclosure of immaterial information on accounting policy is not mandatory, but if disclosed, must not obscure significant accounting information. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidelines about how to apply the concept of materiality to accounting policy disclosures. This amendment becomes effective as from January 1, 2023.

●	Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: the amendment issued in February 2021 clarifies how entities must distinguish the changes in accounting policies from changes in accounting estimates, since changes in accounting estimates are applied prospectively to future transactions and other future events, while changes in accounting policies are generally applied retrospectively to previous transactions and other prior events, as well as to the current period. This amendment becomes effective as from January 1, 2023.

●	Amendment to IAS 12 – Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred taxes on transactions that, upon initial recognition, result in equal amounts of taxable and deductible temporary differences. This normally applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and refurbishing obligations, for example, and require the recognition of additional deferred tax assets and liabilities. This amendment becomes effective as from January 1, 2023.

●	IFRS17 – Insurance Agreements: the standard issued in August 2022 introduces a new model for measuring insurance agreements, risk adjustments, reinsurance agreements and other relevant aspects. It became effective on January 1, 2023 and has no effect on the financial statements of the Group.

●	Amendment to IAS 7 – Statements of cash flows and IFRS 7 – Financial instruments - disclosure: the amendment issued in June 2023 requires entities to provide information on their supplier financing agreements to enable the assessment of the effects of their liabilities and cash flows. Said amendment becomes effective on January 1, 2024.

The standards above do not have a significant impact on the Group’s financial statements.

4.	Significant accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

c)	Accounts receivable - Receivables from sale of farms

The Company sells farms with long term receivables that has amounts linked to the price of soybean bag. Such sales are recorded at present value and later measured by their fair value, with a corresponding entry in financial result. The price of soybean bag considers the following factors: price of soybean on the Chicago Board of Trade (CBOT), basis, port costs, logistics, exchange rate and CDI rate. The Company adopted the basis rates available for up to one year for short- and long-term installments, as there is no long-term reference amount available. Starting from July,1st, 2022, for basis rates, the Management has been considering the following: short-term installments will continue to be adjusted by the available rates, while long-term installments will be adjusted by the average rate of the last four years. The Company believes the new estimates better reflect the liquidity of long-term installments.

d)	Variable consideration

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

e)	Investment properties

The fair value of investment properties disclosed in the notes to financial statements was obtained through the valuation of farms,performed by management or by specilialists of an independent company. The valuation was carried out by means of standards practiced in the market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Methodology used

At June 30, 2023, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

(i)	The valuation relied, among other, on the following information: (i) historical information, (ii) location of farms, (iii) total area and its related percentages of opening and use;

(ii)	The market value presented for the farm corresponds to the portion of bare land, for payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was considered in the assessment of prices;

(iii)	The value of land for agriculture, in the surveyed region, is referenced to the price of soybean bag for the Brazilian units, and in U.S. dollars per hectare for the Paraguay and Bolivia units. The unit amounts of the farms for sale (market research) were obtained in soybean bags per hectare or in USD per hectare. Accordingly, the amount in reais (R$) of the property varies directly due to the variation in the soybean price and in the U.S. dollar; and

(iv)	The soybean price considered at the base date of the work (June 30, 2023) in the Brazilian states was R$158.22 in Bahia, R$159.27 in Maranhão, R$153.80 in Mato Grosso, R$159.39 in Piauí and R$159.99 in Minas Gerais. The closing U.S. dollar rate in the period was R$/USD 4.82. This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag.

f)	Deferred income tax

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

g)	Leases

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate which ranges between 6.56% and 16.76% (6.56% and 16.52% on June 30, 2022).

For the cases where payments are indexed to the soybean bag, future minimum payments are estimated in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16 and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are stipulated in tons of sugarcane and translated into local currency based on the Consecana price in effect at the time. Payments made in products (soybean bags) are recognized in the statement of cash flow in the operating group.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

5.8.	Estimate of fair value of financial instruments

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

This analysis contemplates five distinct scenarios that differ due to the intensity of variation in relation to the current market. At June 30, 2023, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The assumptions and scenarios are as follows:

							2023
					Devaluation in reais R$		Appreciation in Reais R$
Product	Price	Market	Maturity	Probable scenario	Scenario I - 25%	Scenario II - 50%	Scenario III + 25%	Scenario IV+ 50%
Soybean	R$/bag	CBOT	10/16/2023	142.72	107.04	71.36	178.40	214.08
Soybean	R$/bag	CBOT	12/12/2023	143.09	107.32	71.55	178.86	214.64
Soybean	R$/bag	CBOT	12/29/2023	140.89	105.67	70.45	176.11	211.34
Soybean	R$/bag	CBOT	04/26/2024	139.67	104.75	69.84	174.59	209.51
Soybean	R$/bag	CBOT	04/28/2024	140.89	105.67	70.45	176.11	211.34
Soybean	R$/bag	CBOT	04/30/2024	139.67	104.75	69.84	174.59	209.51
Soybean	R$/bag	CBOT	06/13/2024	138.95	104.21	69.48	173.69	208.43
Soybean	R$/bag	CBOT	06/30/2024	138.95	104.21	69.48	176.69	208.43

Cotton	R$/arroba	CBOT	11/10/2023	128.08	96.06	64.04	160.10	192.12
Cotton	R$/arroba	CBOT	11/14/2023	128.08	96.06	64.04	160.10	192.12
Cotton	R$/arroba	CBOT	11/23/2023	128.08	96.06	64.04	160.10	192.12
Cotton	R$/arroba	CBOT	11/24/2023	128.08	96.06	64.04	160.10	192.12
Cotton	R$/arroba	CBOT	11/08/2024	128.08	96.06	64.04	160.10	192.12

Corn	R$/bag	OTC/Stock Exchange	08/23/2023	55.61	41.71	27.81	69.51	83.42
Corn	R$/bag	OTC/Stock Exchange	08/25/2023	55.61	41.71	27.81	69.51	83.42
Corn	R$/bag	OTC/Stock Exchange	08/30/2023	55.61	41.71	27.81	69.51	83.42
Corn	R$/bag	OTC/Stock Exchange	09/15/2023	55.13	41.35	27.57	68.91	82.70
Corn	R$/bag	OTC/Stock Exchange	09/15/2024	60.75	45.56	30.38	75.94	91.13

Ethanol	R$/m3	CBOT	11/03/2023	2,560.00	1,920.00	1,280.00	3,200.00	3,840.00
Ethanol	R$/m3	CBOT	12/04/2023	2,575.00	1,931.25	1,287.50	3,218.75	3,862.50
Ethanol	R$/m3	CBOT	01/03/2024	2,518.50	1,888.88	1,259.25	3,148.13	3,777.75
Ethanol	R$/m3	CBOT	02/02/2024	2,550.00	1,912.50	1,275.00	3,187.50	3,825.00
Ethanol	R$/m3	CBOT	03/04/2024	2,530.00	1,897.50	1,265.00	3,162.50	3,795.00
Ethanol	R$/m3	CBOT	04/02/2024	2,540.00	1,905.00	1,270.00	3,175.00	3,810.00

Sugarcane	R$/lbs	CBOT	02/04/2024	1.16	0.87	0.58	1.45	1.75

Fed cattle	R$/bag	CBOT	10/30/2023	264.50	198.38	132.25	330.63	396.75

USD	-	-	08/17/2023	4.82	3.61	2.41	6.02	7.23
USD	-	-	07/28/2023	4.82	3.61	2.41	6.02	7.23
USD	-	-	07/31/2023	4.82	3.61	2.41	6.02	7.23
USD	-	-	09/04/2023	4.85	3.63	2.42	6.06	7.27
USD	-	-	09/15/2023	4.85	3.64	2.43	6.07	7.28
USD	-	-	10/02/2023	4.87	3.65	2.43	6.08	7.30
USD	-	-	10/10/2023	4.87	3.65	2.44	6.09	7.31
USD	-	-	10/16/2023	4.88	3.66	2.44	6.09	7.31
USD	-	-	10/30/2023	4.89	3.66	2.44	6.11	7.33
USD	-	-	10/31/2023	4.89	3.66	2.44	6.11	7.33
USD	-	-	11/30/2023	4.90	3.68	2.45	6.13	7.36
USD	-	-	05/29/2024	4.99	3.75	2.50	6.24	7.49
USD	-	-	06/27/2024	5.01	3.76	2.50	6.26	7.51
USD	-	-	06/28/2024	5.01	3.76	2.50	6.26	7.51
USD	-	-	11/25/2024	5.08	3.81	2.54	6.35	7.62

Interest	-	-	08/15/2023	13.55%	10.16%	6.78%	16.94%	20.33%
Interest	-	-	04/17/2028	10.36%	7.77%	5.18%	12.95%	15.54%

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

							2023
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

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of index disclosure were used for the rates used in the “probable scenario”.

(*) annual		Consolidated At June 30, 2023			Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario III - Possible		Scenario IV - Remote
average rates Operation	Risk	Balance (R$)	Notional/ Position	Rate	Balance (R$)	Rate	Decrease Balance (R$)	-25% Rate	Decrease Balance (R$)	-50% Rate	Increase Balance (R$)	25% Rate	Increase Balance (R$)	50% Rate

Short-term investments	CDI	378,081	-	13.65%	(7,448)	11.68%	(11,040)	8.76%	(22,080)	5.84%	11,040	14.60%	22,080	17.52%
Marketable securities	IPCA	27,848	-	17.44%	(3,506)	4.85%	(338)	3.64%	(674)	2.43%	338	6.06%	674	7.28%
Cash - USD	USD	14,296	2,966	4,82	(560)	5,01	(3,714)	3,76	(7,428)	2,50	3,714	6,26	7,428	7,51
Total cash, cash equivalents and marketable securities		420,225	2,966		(11,514)		(15,092)		(30,182)		15,092		30,182

Financing in Paraguay	USD	(31,329)	(6,501)	4.82	(5,943)	5.01	39,230	3.76	78,463	2.50	(39,230)	6.26	(78,463)	7.51
Financing in Bolivia	USD	(5,008)	(1,039)	4.82	(950)	5.01	6,271	3.76	12,545	2.50	(6,271)	6.26	(12,545)	7.51
Debentures	CDI + IPCA	(301,767)	-	13.65%	5,945	11.68%	8,815	8.76%	17,623	5.84%	(8,815)	14.60%	(17,623)	17.52%
Total financing (b)		(338,104)	(7,540)		(948)		54,316		108,631		(54,316)		(108,631)

Araucária V	Soybean bags	10,419	100,000	114.35	-	114.35	(2,605)	85.76	(5,210)	57.17	2,605	142.94	5,210	17.52
Araucária VI	Soybean bags	4,928	51,830	119.36	-	119.36	(1,232)	89.52	(2,464)	59.68	1,232	149.20	2,464	17.03
Araucária VII	Soybean bags	310,723	3,000,000	125.62	-	125.62	(77,681)	94.21	(155,362)	62.81	77,681	157.02	155,362	188.43
Jatobá II	Soybean bags	53,409	523,799	122.33	-	122.33	(13,352)	91.75	(26,705)	61.16	13,352	152.91	26,705	183.49
Jatobá III	Soybean bags	20,348	200,078	122.33	-	122.33	(5,087)	91.74	(10,174)	61.16	5,087	152.91	10,174	183.49
Jatobá IV	Soybean bags	7,187	70,000	121.61	-	121.61	(1,797)	91.21	(3,594)	60.80	1,797	152.01	3,594	182.41
Jatobá V	Soybean bags	17,986	180,000	124.76	-	124.76	(4,497)	93.57	(8,993)	62.38	4,497	155.96	8,993	187.15
Jatobá VI	Soybean bags	19,713	200,032	129.16	-	129.16	(4,928)	96.87	(9,857)	64.58	4,928	161.45	9,857	193.74
Jatobá VII	Soybean bags	86,341	909,337	131.77	-	131.77	(21,585)	98.82	(43,171)	65.88	21,585	164.71	43,171	197.65
Alto Taquari III	Soybean bags	5,159	49,478	119.71	-	119.71	(1,290)	89.78	(2,580)	59.86	1,290	149.64	2,580	179.57
Alto Taquari IV	Soybean bags	100,769	965,703	128.06	-	128.06	(25,192)	96.05	(50,385)	64.03	25,192	160.08	50,385	192.10
Rio do Meio I	Soybean bags	59,467	571,868	128.43	-	128.43	(14,867)	96.32	(29,734)	64.21	14,867	160.54	29,734	192.64
Rio do Meio II	Soybean bags	8,813	92,403	119.65	-	119.65	(2,203)	89.74	(4,407)	59.83	2,203	149.57	4,407	179.48
Total receivables from farms (b)		705,262	6,914,528		-		(176,316)		(352,636)		176,316		352,636

Derivative operations	Grains	(14,163)	(3,248,155)	(a)	(14,162)	(a)	67,695	(a)	121,612	(a)	(40,139)	(a)	(94,056)	(a)
Derivative operations	USD	34,505	(82,405)	(a)	34,504	(a)	94,581	(a)	191,010	(a)	(96,889)	(a)	(202,078)	(a)
Derivative operations	Cotton (lbs)	2,391	(12,638,200)	(a)	2,389	(a)	(2,052)	(a)	(2,251)	(a)	(1,655)	(a)	(1,457)	(a)
Derivative operations	Ethanol (M^3)	504	(5,700)	(a)	504	(a)	2,036	(a)	3,850	(a)	(1,590)	(a)	(3,403)	(a)
Derivative operations	Swap (BRL)	4,905	-	(a)	4,906	(a)	(34,565)	(a)	(69,442)	(a)	34,165	(a)	67,865	(a)
Derivative operations	Sugarane (lbs)	(2,231)	(26,700,000)	(a)	(2,231)	(a)	7,767	(a)	15,534	(a)	(7,767)	(a)	(15,534)	(a)
Margin - LFT Socopa and XP	SELIC	35,099	-	0.14	(691)	0.12	(1,025)	0.09	(2,053)	0.06	1,025	0.15	2,050	0.18
Total derivatives (a)		61,010			25,219		134,437		258,260		(112,850)		(246,613)

Cresca, net	USD	(1,349)	(280)	4.82	(53)	5.01	351	3.76	701	2.50	(351)	6.26	(701)	7.51
Cresud, net	USD	(58)	(12)	4.82	(2)	5.01	15	3.76	30	2.50	(15)	6.26	(30)	7.51
Helmir, net	USD	(5,040)	(1,046)	4.82	(199)	5.01	1,310	3.76	2,620	2.50	(1,310)	6.26	(2,620)	7.51
Total related parties		(6,447)	(1,338)		(254)		1,676		3,351		(1,676)		(3,351)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions and receivables from farms with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

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

The table below shows the Company’s financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the discounted contractual cash flows, except for “Loans, financing and debentures” and “Leases payable” lines, in addition to the net derivative financial instruments, whose fair value is disclosed.

	Note	Book value	Contractual value	Less than one year	From one to two years	From three to five years	Above five years
At June 30, 2023
Derivative financial instruments	7	22,837	22,837	22,006	831	-	-
Lease payables	15	208,767	352,955	53,258	92,732	79,836	127,129
Trade payable	16	61,972	61,972	61,972	-	-	-
Loans, financing and debentures	17	554,638	678,509	218,975	48,461	405,512	5,561
Other liabilities	19	156,666	156,666	156,666	-	-	-
Transactions with related parties	30	6,569	6,569	-	6,569	-	-

At June 30, 2022
Derivative financial instruments	7	39,336	39,336	34,064	2,878	2,394	-
Lease payables	15	137,434	247,412	35,801	59,130	64,473	88,008
Trade payable	16	80,426	80,426	80,426	-	-	-
Loans, financing and debentures	17	453,041	648,267	137,919	48,666	323,929	137,753
Other liabilities	19	41,248	41,248	28,846	-	-	12,402
Transactions with related parties	30	7,472	7,472	-	7,472	-	-

5.9.	Capital management

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The following table demonstrates the financial debts.

	2023	2022
Total derivatives (Note 7)	(61,010)	(24,421)
Loans, financing and debentures (Note 17)	554,638	453,041
Total acquisitions payable (Note 19)	156,666	41,248
	650,294	469,868
Less: cash and cash equivalents (Note 6.1)	(383,837)	(435,493)
Less: marketable securities (Notes 6.2)	(49,785)	(114,450)
	(433,622)	(549,943)
Net debt (net cash)	216,672	(80,075)
Total equity	2,197,142	2,216,048
Leverage ratio	9.86%	-

5.10.	Fair value hierarchy

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	June 30, 2023
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Trade accounts receivables, net	8.1	119,357	119,357	-	119,357	-
Non-current
Transactions with related parties	30	2,157	2,157	-	2,157	-

Financial assets measured at fair value through profit and loss
Current
Cash equivalents	6.1	361,544	361,544	361,544	-	-
Marketable securities	6.2	28,205	28,205	28,205	-	-
Receivables from sale of farm, net	8.1	266,601	266,601	-	-	266,601
Derivative financial instruments (b)	7	76,815	76,815	41,983	34,832	-
Noncurrent
Marketable securities	6.2	21,580	21,580	21,580	-	-
Receivables from sale of farm, net	8.1	442,867	442,867	-	-	442,867
Derivative financial instruments (b)	7	7,032	7,032	75	6,957	-

Non-financial assets measured at fair value
Current
Biological assets	10	216,924	216,924	-	216,924	-
Noncurrent
Biological assets	10	37,305	37,305	-	-	37,305

Non-financial assets measured at cost
Noncurrent
Investment properties	11	1,198,741	3,560,260	-	-	3,560,260
Total		2,779,128	5,140,647	453,387	380,227	4,307,033

Financial liabilities measured at amortized cost
Current
Trade payables	16	61,972	61,972	-	61,972	-
Loans, financing and debentures (a)	17	198,213	198,213	-	198,213	-
Accounts payables for farm acquisitions	19	142,985	142,985	-	142,985	-
Noncurrent
Transactions with related parties	30	6,569	6,569	-	6,569
Loans, financing and debentures (a)	17	356,425	356,425	-	356,425	-

Financial liabilities measured at fair value through profit and loss
Current
Derivative financial instruments (b)	7	22,006	22,006	19,628	2,378	-
Lease payable	15	55,502	55,502	-	55,502	-
Accounts payable for acquisition	19	13,681	13,681	7,773	5,908	-
Noncurrent
Derivative financial instruments (b)	7	831	831	830	1	-
Lease payable	15	261,831	261,831	-	261,831	-
Total		1,120,015	1,120,015	28,231	1,091,784	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

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

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Credits for farm sales	Discounted cash flow	Premium (or Basis)	(0.41) – 0.81 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$10,899 representing an increase or reduction of 1.5% in farm receivables.

6.	Cash and cash equivalents and marketable securities

6.1.	Cash and cash equivalents

	Return	2023	2022
Cash and banks (a)	-	22,293	38,492
Selic Treasury Notes	CDI - 102% to 114%	112,185	93,557
Bank deposit certificates	CDI - 92% to 114%	228,889	303,444
Committed	CDI - 92% to 96.5%	15,980	-
Other titles	Fixed post - DI	4,490	-
		383,837	435,493

(a)	The Company has balances in foreign currencies in the amount of R$$19,738 (R$24,291 at June 30, 2022) on which did not bear any interest.

6.2.	Marketable securities

	Indexer	2023	2022
Selic Treasury Notes	Selic - 100%	-	2,485
Treasury Notes	IPCA + 4.85%	27,848	92,385
Other titles	Fixed post - 4.58%	357	-
Total current		28,205	94,870

Bank deposit certificates (a)	CDI - 95% to 100.25%	16,537	14,059
Securities pledged as guarantee (b)		5,043	5,521
Total noncurrent		21,580	19,580

(a)	The investments are held for the payment of financing lines contracted from BNB and cannot be redeemed until the settlement date of contracts whose term is longer than 12 months.

(b)	The amount refers to the suretyship letter contracted by the subsidiary Ombú, which was pledged as guarantee in a labor lawsuit. The object of the lawsuit, which is pending in Bolivia, is the payment of social security charges for outsourced employees.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

7.	Derivative financial instruments

	2023
Derivative	Book Value			Volume / Position
instruments	Assets	Liabilities	Net	Assets	Liabilities	Net	Unit
Options	4,950	(3)	4,947	14,786	(27,786)	(13,000)	US$
NDF	31,829	(2,271)	29,558	8,000	(77,405)	(69,405)	US$

Swap	5,009	(104)	4,905	149,810	(149,810)	-	R$

Soybean - Options Call	-	(3,681)	(3,681)	-	(249,464)	(249,464)	scs.
Soybean - Future	2,013	(3,137)	(1,124)	-	(1,632,775)	(1,632,775)	scs.
Soybean - Accumulator	-	(9,194)	(9,194)	-	(666,750)	(666,750)	scs.

Corn - Options Call	-	(904)	(904)	-	(362,857)	(362,857)	scs.
Corn - Future	740	-	740	928,800	(1.265,109)	(336,309)	scs.

Cotton - Accumulator	2,393	(538)	1,855	-	(12,843,250)	(12,843,250)	lbs.
Cotton - Future	1,087	(551)	536	3,150,000	(2,944,950)	205,050	lbs.

Beef cattle - Future	-	-	-	12,870	(12,870)	-	@

Ethanol - Options Call	-	(223)	(223)	-	(2,850)	(2,850)	m^3
Ethanol - Future	727	-	727	-	(2,850)	(2,850)	m^3

ATR - Future	-	(2,231)	(2,231)	-	(26,700,000)	(26,700,000)	kg

Deposited margin	35,099	-	35,099	-	-	-	-
Total Derivative Risks	83,847	(22,837)	61,010

Total Current	76,815	(22,006)
Total Noncurrent	7,032	(831)

Result in June 30, 2023 (Note 26)
Realized	108,969	(61,045)
Nonrealized	85,262	(50,772)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

	2022
Derivative	Book Value			Volume / Position
instruments	Assets	Liabilities	Net	Assets	Liabilities	Net	Unit
Options	2,937	(6,829)	(3,892)	36,415	(36,415)	-	US$
NDF	11,005	(5,833)	5,172	700	(41,250)	(40,550)	US$

Swap	-	(1,619)	(1,619)	141,323	-	141,323	R$

Soybean - Options Put	1,768	-	1,768	260,804	-	260,804	scs.
Soybean - Options Call	5,815	(6,092)	(277)	-	(260,804)	(260,804)	scs.
Soybean - Future	1,411	(14,382)	(12,971)	-	(1,521,732)	(1,521,732)	scs.

Corn - Options Put	2,818	(139)	2,679	231,321	(231,321)	-	scs.
Corn - Future	-	(1,881)	(1,881)	-	(655,200)	(655,200)	scs.

Cotton - Acumulador	-	(146)	(146)	-	(600,000)	(600,000)	lbs.
Cotton - Options Call	67	(42)	25	-	-	-	lbs.
Cotton - Future	690	(1,205)	(515)	900,000	(2,300,000)	(1,400,000)	lbs.

Beef cattle - Future	-	-	-	-	(27,720)	(27,720)	@

Ethanol - Options Call	-	(1,168)	(1,168)	-	(14,550)	(14,550)	m^3
Ethanol - Future	4,245	-	4,245	-	(16,380)	(16,380)	m^3

Deposited margin	33,001	-	33,001	-	-	-	-
Total Derivative Risks	63,757	(39,336)	24,421

Total Current	61,013	(34,064)
Total Noncurrent	2,744	(5,272)

Result in June 30, 2022 (Note 26)
Realized	73,069	(153,018)
Nonrealized	80,540	(66,299)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Derivatives by maturity:

	Consolidated
Maturity	6/30/2023	6/30/2022
2022	-	43,526
2023	55,874	(16,310)
2024	127	(1,181)
2028	5,009	(1,614)
	61,010	24,421

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

8.	Accounts receivable and others

	Note	2023	2022
Trade accounts receivable	8.1	385,958	367,602
Recoverable taxes	8.2	23,054	18,371
Advances to suppliers (a)		19,411	54,258
Other receivables		1,612	2,082
Total current		430,035	442,313

Trade accounts receivable	8.1	442,867	373,954
Recoverable taxes	8.2	43,208	35,019
Judicial deposits	28	727	2,215
Other receivables		-	163
Total noncurrent		486,802	411,351

(a)	In June 2022, the balance included advances to suppliers made by the Company for the acquisition of inputs used in the 2022/2023 crop year.

8.1	Trade accounts receivable

	2023	2022
Sale of sugarcane	35,732	43,297
Sale of grains and cottons	74,220	127,875
Sale of beef cattle	1,761	491
Leases of land	8,832	11,969
Sale of machinery	2,425	2,406
Sale of farms	266,601	183,342
	389,571	369,380

Allowance for expected credit losses	(3,613)	(1,778)

Total current	385,958	367,602

Sale of farms	442,867	373,954

Total noncurrent	442,867	373,954

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

a)	Changes in accounts receivable from grain, cottons and soybean customers

	Grains	Cottons	Cattle	Sugarcane
Balance on June 30, 2021	34,502	-	155	43,233
Sales in year	753,984	26,109	32,773	379,242
Received	(660,562)	(26,109)	-32,437	-379,178
Reversal of expected losses	49	-	-	-
Balance on June 30, 2022	127,875	-	491	43,297
Sales in year	593,787	39,60	26,262	247,26
Received	(647,616)	(39,60)	-24,992	-254,825
Reversal of expected losses	174	-	-	-
Balance on June 30, 2023	74,22	-	1,761	35,732

b)	Changes in the allowance for expected credit losses:

At June 30, 2021	1,729
Set-up of provision	5
Exchange variation	44
At June 30, 2022	1,778
Set-up of provision	2,177
Exchange variation	(245)
Write-off or reversal	(97)
At June 30, 2023	3,613

c)	Breakdown of receivable by maturity

	2023	2022
Falling due:
Up to 30 days	69,851	159,476
31 to 90 days	159,683	84,922
91 to 180 days	31,759	16,586
181 to 360 days	124,082	105,435
Over 360 days	442,867	373,954
Past due:
Up to 30 days	13	855
31 to 90 days	570	328
Over 360 days	3,613	1,778
	832,438	743,334

d)	Sales of sugarcane

The Company has two sugarcane supply agreements. The first agreement was with Atvos S.A. and the second agreement is included in the partnership IV Agreement, as mentioned in Note on Commitments, whose credit risks are assessed in accordance with the internal policy as presented in Note 5.8b.

No expected credit losses on receivables from sugarcane sale was recorded at June 30, 2023 and 2022.

e)	Sales of grains

For the year ended June 30, 2023, the main corn and soybean receivables are from the clients Bunge, Novaagri and Amaggi and corn and soybean were sold to the clients Bunge, Cargill and Viterra.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

f)	Receivables from sale of farms

Details in relation to receivables from the sale of farms are as follows:

	As of 2022	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2023	Current	Non-current
Araucária V	27,917	-	(14,713)	(2,785)	-	10,419	10,419	-
Araucária VI	-	6,315	(1,599)	212	-	4,928	1,190	3,738
Araucária VII	-	307,030	-	3,693	-	310,723	151,859	158,864
Jatobá II	147,852	-	(86,324)	(8,119)	-	53,409	-	53,409
Jatobá III	56,332	-	(32,215)	(3,769)	-	20,348	-	20,348
Jatobá IV	14,243	-	(5,488)	(1,568)	-	7,187	3,913	3,274
Jatobá V	40,597	-	(19,322)	(3,289)	-	17,986	6,103	11,883
Jatobá VI	39,439	-	(16,104)	(3,622)	-	19,713	-	19,713
Jatobá VII	-	89,284	(4,885)	1,942	-	86,341	16,927	69,414
Alto Taquari II	2,174	-	(2,129)	(45)	-	-	-	-
Alto Taquari III	10,735	-	(4,340)	(1,236)	-	5,159	3,136	2,023
Alto Taquari IV	137,261	-	(20,871)	(15,621)	-	100,769	49,730	51,039
Bananal IX	6,269	-	(6,551)	282	-	-	-	-
Fon Fon	536	-	-	-	(46)	490	490	-
San Cayetano	322	-	-	-	(28)	294	294	-
Rio do Meio I	73,619	1,481	(2,511)	(13,122)	-	59,467	21,345	38,122
Rio do Meio II	-	33,534	(29,222)	4,501	-	8,813	-	8,813
Marangatú	-	7,786	(3,886)	(258)	(220)	3,422	1,195	2,227
Total	557,296	445,430	(250,160)	(42,804)	(294)	709,468	266,601	442,867

	As of 2021	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2022	Current	Non-current
Araucária IV	4,466	-	(6,134)	1,668	-	-	-	-
Araucária V	42,848	-	(17,532)	2,601	-	27,917	15,027	12,890
Jatobá II	146,953	-	(10,100)	10,999	-	147,852	45,152	102,700
Jatobá III	55,911	-	(3,858)	4,279	-	56,332	17,205	39,127
Jatobá IV	19,088	-	(6,578)	1,733	-	14,243	5,563	8,680
Jatobá V	40,887	-	(2,314)	2,024	-	40,597	19,020	21,577
Jatobá VI	38,442	-	-	997	-	39,439	15,873	23,566
Alto Taquari I	2,972	-	(4,023)	1,051	-	-	-	-
Alto Taquari II	3,780	-	(2,307)	701	-	2,174	2,174	-
Alto Taquari III	11,459	-	(1,257)	533	-	10,735	4,468	6,267
Alto Taquari IV	-	218,426	(96,294)	15,129	-	137,261	40,985	96,276
Bananal IX	15,622	-	(9,800)	447	-	6,269	6,269	-
Bananal X	19,234	-	(20,849)	1,615	-	-	-	-
Fon Fon I	508	-	-	-	28	536	536	-
San Cayetano	307	-	-	-	15	322	322	-
Rio do Meio I	-	97,748	(20,301)	(3,828)	-	73,619	10,748	62,871
Total	402,477	316,174	(201,347)	39,949	43	557,296	183,342	373,954

Information on the criteria for measuring the initial and subsequent recognition, as well as sales and the amounts received in the fiscal year ended June 30, 2023, is presented in Notes 2.1 and 22.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Variable consideration

The following table provides a breakdown of the receivables from the sale of farm and the related variable consideration ( see Note 4.c and Note 4.d):

			2023
	Accounts Receivable	Variable consideration (2.3%)	Accounts receivable including Variable consideration
Jatobá III	20,348	468	20,816
Jatobá IV	7,187	165	7,352
Jatobá V	17,986	414	18,400
Jatobá VI	19,713	453	20,166
Jabotá VII	86,341	1,986	88,327
Alto Taquari IV	100,769	2,318	103,087
Rio do Meio II	8,813	203	9,016
	261,157	6,007	267,164

8.2	Recoverable taxes

	2023	2022
Withholding income tax (IRRF) on financial investments to be offset	14,702	8,658
Income tax losses and social contribution carryforwards	624	624
Other recoverable taxes and contributions	139	152
Tax on value added - IVA – (Paraguay/Bolivia)	7,318	8,644
Other recoverable taxes	271	293
Total current	23,054	18,371

ICMS recoverable	8,943	8,910
Non-cumulative PIS and COFINS to be offset	19,860	12,506
IRRF on financial investments to be offset	380	1,991
INSS recoverable	26	70
Tax on value added - IVA – (Paraguay/Bolivia)	13,999	11,542
Total noncurrent	43,208	35,019

9.	Inventories

	2023	2022

Soybean	72,003	54,793
Corn	38,025	60,970
Bean	5,560	8,773
Cotton	31,181	22,186
Other harvests	2,118	509
Agricultural products – trainings costs	148,887	90,866
Agricultural products – fair value	3,537	56,365
Raw materials	61,260	142,668
	213,684	289,899

9.1	Adjustment realizable value of inventories of agricultural products

At June 30, 2021	(23,484)
Adjustment to recoverable value of agricultural products, net	(50,822)
Realization as cost of sales	66,531
At June 30, 2022	(7,775)
Adjustment to recoverable value of agricultural products, net	(47,708)
Realization as cost of sales	36,918
At June 30, 2023	(18,565)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

10.	Biological assets

	2023	2022
Food cattle	16,179	9,711
Production cattle	37,305	57,906
Grain plantation	47,226	67,358
Cotton plantation	41,096	15,347
Sugarcane plantation	112,423	172,560
Total	254,229	322,882

Current	216,924	264,976
Noncurrent	37,305	57,906

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and labor cost used in the crops.

A 1% increase or decrease in the expected yield of sugarcane and grains/cotton would result in an increase or decrease in the biological asset value of R$2,744, while a 1% increase or decrease in the price of sugarcane and grains/cotton would result in an increase or decrease in the biological asset value of R$3,824.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2023	2022

Grains	12,033	10,097
Cotton	4,377	2,113
Sugarcane	25,022	24,640
	41,432	36,850

Changes in agricultural activity

	Grains	Cotton	Sugarcane
Balance at June 30, 2021	64,554	13,862	120,346

Increases due to planting	378,588	31,543	-
Increases due to handling	-	-	216,424
Change in fair value	313,957	7,122	227,717
Reductions due to harvesting	(689,287)	(37,180)	(392,179)
Exchange variation	(454)	-	252

Balance at June 30, 2022	67,358	15,347	172,560

Increases due to planting	506,817	72,136	-
Increases due to handling	-	-	225,866
Change in fair value	102,596	(3,631)	(6,903)
Reductions due to harvesting	(627,000)	(42,172)	(277,904)
Exchange variation	(2,545)	(584)	(1,196)

Balance at June 30, 2023	47,226	41,096	112,423

Composed of:
Historical cost	53,161	36,939	69,272
Fair value	(5,935)	4,157	43,151
Balance on June 30, 2023	47,226	41,096	112,423

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle
At June 30, 2021	14,805	46,312
Acquisition/birth costs	15,100	38,142
Handling costs	-	13,397
Sales	(8,451)	(30,196)
Deaths	(229)	(609)
Consumption	(57)	(230)
Effect of conversion	-	(167)
Change in fair value	-	968
At June 30, 2022	21,168	67,617
Acquisition/birth costs	10,478	11,414
Handling costs	-	17,352
Sales	(8,341)	(26,439)
Deaths	(559)	(1,461)
Consumption	(41)	(35)
Effect of conversion	-	(1,140)
Change in fair value	-	(13,824)
At June 30, 2023	22,705	(53,484)

Quantitative data about cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle	Total
At June 30, 2022	3,154	18,014	21,168
At June 30, 2023	5,101	17,604	22,705

Fair value hierarchy

	2023	2022
	Amount	Amount	Fair value
Sugarcane	112,423	172,560	Level 3
Cattle	53,484	67,617	Level 2
Grains	47,226	67,358	Level 3
Cotton	41,096	15,347	Level 3

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2023, are as follows:

Description	Evaluation method	Significant non-observable inputs	Average discounted rate %	Variation of non-observable inputs	Increase in inputs	Decrease in inputs
Sugarcane	Discounted cash flow	- Yield	16.09	Yield: 83.17 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	16.09	Total recoverable sugar: TRS 115 to 145 per ton of cane	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.
Corn	Discounted cash flow	- Yield	16.09	Yield: 101.6 tons on average per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
Cotton	Discounted cash flow	- Yield	16.09	Yield: 3.11 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

Changes in fair value in the statement of income

	2023	2022	2021
Grains	102,596	313,957	344,761
Cotton	(3,631)	7,122	30,051
Sugarcane	(6,903)	227,717	142,302
Cattle	(13,824)	968	10,234
	78,238	549,764	527,348

11.	Investment properties

	Land – Farms	Buildings and improvements	Opening of area(*)	Total in operation	Construction in progress	2023
At June 30, 2023
Opening balance	741,380	72,371	133,324	947,075	57,305	1,004,380
Acquisitions	272,154	299	6,130	278,583	110,286	388,869
Disposals	(59,400)	(5,541)	(14,018)	(78,959)	(3)	(78,962)
Transfers	-	2,842	54,136	56,978	(66,685)	(9,707)
(-) Depreciation	-	(3,673)	(17,206)	(20,879)	-	(20,879)
Translation gains(losses)	(24,621)	(2,164)	(4,574)	(31,359)	370	(30,989)
Net book balance	929,513	64,134	157,792	1,151,439	101,273	1,252,712

At June 30, 2023
Total cost	929,513	77,161	252,146	1,258,820	101,273	1,360,093
Accumulated depreciation	-	(13,027)	(94,354)	(107,381)	-	(107,381)
Net book balance	929,513	64,134	157,792	1,151,439	101,273	1,252,712

Annual depreciation rates (weighted average) - %		3	5

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

	Land – Farms	Buildings and improvements	Opening of area(*)	Total in operation	Construction in progress	2022
At June 30, 2022
Opening balance	781,251	66,614	100,781	948,646	48,454	997,100
Acquisitions	1,243	7,849	1,909	11,001	50,077	61,078
Disposals	(55,514)	(7,850)	(15)	(63,379)	(31)	(63,410)
Transfers	-	7,641	38,695	46,336	(46,336)	-
(-) Depreciation	-	(3,153)	(10,249)	(13,402)	-	(13,402)
Translation gains (losses)	14,400	1,270	2,203	17,873	5,141	23,014
Net book balance	741,380	72,371	133,324	947,075	57,305	1,004,380

At June 30, 2022
Total cost	741,380	85,588	221,743	1,049,711	57,305	1,106,016
Accumulated depreciation	-	(13,217)	(88,419)	(101,636)	-	(101,636)
Net book balance	741,380	72,371	133,324	947,075	57,305	1,004,380

Annual depreciation rates (weighted average) - %		3	5

(*)	Improvements made on properties related exclusively to agricultural activity

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair value*		Cost value**
Farm	State	2023	2022	Real estate	Acquisition	2023	2022	2023	2022

Jatobá	Bahia	8,868	13,276	Jaborandi Ltda	Mar-07	304,870	429,713	13,681	28,971
Alto Taquari	Mato Grosso	1,380	1,380	Mogno Ltda	Aug-07	31,035	30,574	17,311	17,273
Araucária	Goiás	-	5,517	Araucária Ltda	Apr-07	-	333,360	-	46,269
Chaparral	Bahia	37,182	37,182	Cajueiro Ltda	Nov-07	1,017,454	796,111	111,266	102,313
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	44,192	49,787	24,295	24,298
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	157,870	136,262	34,411	32,849
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	475,124	464,248	114,435	114,448
Marangatu y Udra	Boqueron Paraguay	58.722	59,585	Agropecuaria Moroti S/A	Feb-18	500,509	337,786	239,837	263,858
Arrojadinho Farm	Bahia	16,642	16,642	Agrifirma Agro Ltda.	Jan-20	350,363	256,921	125,402	100,808
Rio do Meio Farm	Bahia	5,750	7,715	Agrifirma Agro Ltda.	Jan-20	168,507	201,908	66,263	79,245
Serra Grande Farm	Piaui	4,489	4,489	Imobiliaria Cremaq	Apr-20	82,410	82,558	42,413	42,149
Acres del Sud	Bolivia	9,875	9,875	Acres Del Sud	Feb-21	196,659	189,490	120,436	137,934
Panamby	Mato Grosso	10,844	-	Mogno Ltda.	Sep-22	311,879	-	288,991	-
		213,329	215,238			3,640,872	3,308,718	1,198,741	990,415

(*)	On June 30, 2023, the properties appraised by an independent company. The comparable sales value of investment properties is adjusted considering the specific aspects of each property, where the price per hectare is the most relevant assumption. The fair value presented is considered as level 3 in the fair value hierarchy and there were no reclassifications among levels in the year.

(**)	At June 30, 2023 the cost value of R$1,198,741 (R$990,415 at June 30, 2022) is not comparable to that disclosed in the “Investment properties” note, since the note contemplates leasehold improvements which are not an integral part of the Company’s portfolio of owned farms.

(**)	The cost values presented for the Alto Taquari and Rio do Meio farms include the areas of 1,157 and 852 hectares sold, respectively, on which the Company will continue to operate until the date such areas are delivered (see Note 1 - General information).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

12.	Investments

a) Changes in investments

	2022	Capital increase	Share of profit of a joint venture	Effect from conversion	2023
Cresca	1,521	-	(70)	(116)	1,335
Agrofy	6,121	(4,865)	-	-	1,256
	7,642	(4,865)	(70)	(116)	2,591

	2021	Capital increase	Share of profit of a joint venture	Effect from conversion	2022
Cresca	1,482	-	(31)	70	1,521
Agrofy	4,127	1,994	-	-	6,121
	5,609	1,994	(31)	70	7,642

b) Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of and for years ended June 30, 2023 and 2022, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at the fair value adjustment on the acquisition date:

	2023	2022
Assets	2,901	3,291
Current	2,863	3,248
Cash and cash equivalents	121	134
Accounts receivable, inventories and other receivables	2,742	3,114
Noncurrent	38	43
Other noncurrent	38	43

Liabilities	231	249
Current	231	249
Trade payables, taxes and loans	231	249
Total net assets	2,670	3,042
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,335	1,521

	2023	2022
Commercial expenses	48	-
Administrative expenses	(11)	(7)
Other profit/expenses	1	(10)
Finance costs	(178)	(45)
Loss for the year	(140)	(62)
Company’s interest – 50%	(70)	(31)
Equity method	(70)	(31)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

13.	Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment

At June 30, 2022
Opening balance	108	16,887	20,157	2,350	39,502	-	70,888	110,390
Acquisitions	-	2,111	11,266	506	13,883	13,400	23,502	50,785
Disposals	-	(774)	(627)	-	(1,401)	-	(185)	(1,586)
Transfers	200	13,413	-	-	13,613	(13,400)	(213)	-
Depreciation	(120)	(2,673)	(1,944)	(489)	(5,226)	-	(26,136)	(31,362)
Translation gains (losses)	-	74	131	10	215	-	(311)	(96)
Accounting balance, net	188	29,038	28,983	2,377	60,586	-	67,545	128,131
At June 30, 2022
Total cost	1,241	41,022	60,791	4,843	107,897	-	195,214	303,111
Accumulated depreciation	(1,053)	(11,984)	(31,808)	(2,466)	(47,311)	-	(127,669)	(174,980)
Accounting balance, net	188	29,038	28,983	2,377	60,586	-	67,545	128,131

At June 30, 2023
Opening balance	188	29,038	28,983	2,377	60,586	-	67,545	128,131
Acquisitions	311	5,401	10,725	1,283	17,720	7,386	36,495	61,601
Disposals	(11)	(1,481)	(2,094)	(64)	(3,650)	-	(8,487)	(12,137)
Transfers	(305)	5,927	(1,748)	-	3,874	(891)	6,724	9,707
Depreciation	(109)	(2,764)	(5,322)	(393)	(8,588)	-	(22,729)	(31,317)
Translation gains (losses)	-	(95)	(275)	(25)	(395)	-	(482)	(877)
Accounting balance, net	74	36,026	30,269	3,178	69,547	6,495	79,066	155,108
At June 30, 2023
Total cost	853	71,017	36,516	5,709	114,095	6,495	212,877	333,467
Accumulated depreciation	(779)	(34,991)	(6,247)	(2,531)	(44,548)	-	(133,811)	(178,359)
Accounting balance, net	74	36,026	30,269	3,178	69,547	6,495	79,066	155,108
Annual depreciation rates (weighted average) - %	3	7	7	10			20

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

14.	Right-of-use asset

	Land – Farms	Buildings and improvements	Vehicles and Agricultural Machinery	Right-of-use Total
At June 30, 2022
Opening balance	75,876	1,225	2,931	80,032
New contracts	61,594	411	1,942	63,947
(-) Depreciation	(24,368)	(539)	(1,776)	(26,683)
Exchange rate variation	641	3	14	658
Ending balance, net	113,743	1,100	3,111	117,954
At June 30, 2022
Total cost	181,188	2,471	8,508	192,167
Cumulative depreciation	(67,445)	(1,371)	(5,397)	(74,213)
Ending balance, net	113,743	1,100	3,111	117,954
At June 30, 2023
Opening balance	113,743	1,100	3,111	117,954
New contracts	75,069	371	2,692	78,132
(-) Depreciation	(31,413)	(512)	(2,174)	(34,099)
Exchange rate variation	(737)	(8)	(11)	(756)
Ending balance, net	156,662	951	3,618	161,231
At June 30, 2023
Total cost	255,520	2,834	11,189	269,543
Cumulative depreciation	(98,858)	(1,883)	(7,571)	(108,312)
Ending balance, net	156,662	951	3,618	161,231
Annual depreciation rates (weighted average) - %	10	3	7

15.	Leases payable and related obligations

	2023	2022
Current
Leases - IFRS 16	55,502	18,581
	55,502	18,581
Non-current
Costs with restoring of sugarcane fields – Parceria IV	108,566	111,717
Leases - IFRS 16	153,265	118,853
	261,831	230,570

	317,333	249,151

Changes in financial leases during the year ended June 30, 2023 and 2022 are as follows:

	2022	Interest	Exchange variation	Adjustment	Payments	New contracts	2023
Costs with restoring of sugarcane fields – Parceria IV	111,717	-	-	(3,151)	-	-	108,566
Leases – IFRS 16	137,434	23,750	(868)	(35)	(29,646)	78,132	208,767
	249,151	23,750	(868)	(3,186)	(29,646)	78,132	317,333

	2021	Exchange variation	Adjustment	Payments	New contracts	2022
Costs with restoring of sugarcane fields – Parceria IV	97,223	-	14,494	-	-	111,717
Leases – IFRS 16	101,772	658	1,777	(30,720)	63,947	137,434
	198,995	658	16,271	(30,720)	63,947	249,151

As of June 30, 2023, the Company’s main lease contracts relate to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The Company has an agricultural partnership agreement for the planting of sugarcane (Parceria IV) covering 15,000 arable hectares, which establishes an obligation of recovering the sugarcane field upon delivery of the agreement. The term of the agreement is 15 years and may be extended for the same period.

Changes in lease liabilities occur upon effective payment of the lease as well as periodic restatement by variation in the soybean or sugarcane price and adjustment to present value. The impacts from adjustment to present value are recognized under financial income (loss), net in the income statement.

As of June 30, 2023, the Company and its subsidiaries held the following lease agreements with third parties:

Description	Location	Currency	Lease liabilities
Fazenda Avarandado (Parceria II)	Ribeiro Gonçalves - PI	R$	3,843
Fazenda ETH (Parceria III)	Alto Taquari - MT	R$	20,543
Fazenda Agro-Serra (Parceria IV)	São Raimundo de Mangabeira - MA	R$	108,566
Fazenda Xingu (Parceria V)	Região do Xingu - MT	R$	61,420
Fazenda Regalito (Parceria V)	Região do Xingu - MT	R$	58,001
Fazenda Serra Grande II (Parceria VII)	Baixa Grande do Ribeiro - PI	R$	24,399
Fazenda Unagro (Parceria VlII)	Santa Cruz - Bolívia	R$	9,120
Fazenda São Domingos (Parceria IX)	Comodoro - MT	R$	25,374
Vehicle lease	N.A.	R$	2,828
Services with identified assets	N.A.	R$	1,816
Land - Other	N.A.	R$	757
Lease of vehicles and office in Paraguay	Asunción - Paraguay	R$	666
		R$	317,333

The above lease liabilities are discounted to present value using an incremental borrowing rate that ranges from 6.56% to 16.76%.

The lease agreements with third parties of the Company are indexed to the price of the soybean bag in the region where each unit is located, except for Parceria III and Headquarters, where the price is determined via Consecana (Council of Sugarcane, Sugar and Ethanol Producers) and fixed payments, respectively. For the cases where payments are indexed to the soybean bag, future minimum payments are estimated and paid in number of soybean bags and translated into local currency using the soybean price of each region, on the base date of first-time adoption of IFRS 16 and adjusted to the current price at time of payment. Meanwhile, payments indexed to Consecana are determined in tons of sugarcane and translated into local currency based on the Consecana price in effect at the time.

With regard to the lease agreements of third parties:

(i)	they contain no contingent payment clause;

(ii)	the lease agreements of Avarandado and Regalito Farms (Parcerias II and V) are, for the most part, indexed to the variation in the soybean bag price, and, in the case of Avarandado Farm (Parceria II), there is a clause for adjustment of payment for yield bonus;

(iii)	there are no restrictions imposed, such as those related to dividends and interest on equity, additional debt or any other that requires additional disclosure.

The future minimum lease payments of the aforementioned leases are detailed below:

1 year	55,502
2 years	56,976
3 years	52,615
4 years	34,653
5 years	27,624
Above 5 years	89,963
317,333

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

16.	Trade accounts payable and others

	Note	2023	2022

Trade accounts payable		61,972	80,426
Taxes payable	16.1	26,321	25,894
Dividends payable		63,818	123,540
Advances to customers		21,802	21,953
Other liabilities		2,202	1,627
Total current		176,115	253,440
Taxes payable	16.1	28,140	17,742
Other liabilities		3,284	6,091
Total noncurrent		31,424	23,833

16.1	Taxes Payable

	2023	2022

ISS payable	996	681
Withholding taxes	1,320	368
FUNRURAL payable	-	36
PIS and COFINS payable	9,223	3,988
IRPJ and CSLL payable	10,881	15,456
Tax on value added - IVA (Paraguay/Bolivia)	3,254	4,743
Other taxes payable	647	622
Current	26,321	25,894

PIS and COFINS payable	10,405	4,213
IRPJ and CSLL payable	8,781	3,556
Tax on value added - IVA (Paraguay/Bolivia)	8,954	9,973
Non-current	28,140	17,742

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

17.	Loans, financing and debentures

		Annual interest rates and charges - %
	Index	2023	2022	2023	2022

Financing for agricultural costs
	Fixed rate	9.40	-	25,663	-
	Fixed rate	9.53	-	87,695	-
	Fixed rate	9.54	4.26	8,764	6,106
	Fixed rate	6.34	6.34	378	1,493
	Fixed rate	7.64	-	5,752	-
	Fixed rate	9.53	7.64	868	7,930
	Fixed rate	12.99	-	10,128	-
	Fixed rate	16.00	-	10,156	-
	Fixed rate	-	9.85	-	4,147
				149,404	19,676
Financing for agricultural costs (USD)
	Fixed rate	3.66	3.66	11,566	16,760
				11,566	16,760
Financing for agricultural costs (PYG)
	Fixed rate	-	9.60	-	16,628
	Fixed rate	9,50	9.50	5,380	6,815
	Fixed rate	8,75	8.75	7,210	9,206
				12,590	32,649
Bahia project financing
	Fixed rate	3.50	3.50	8,885	9,661
	Fixed rate	9.05	-	19,849	-
				28,734	9,661
Financing of working capital (USD)
	Fixed rate	8.72	4.40	5,008	10,840
	Fixed rate	7.93	-	2,482	-
	Fixed rate	8.71	-	17,281	-
				24,771	10,840
FINAME
	Fixed rate	9.05	-	2,808	-
				2,808	-
Financing of sugarcane
	Fixed rate	6.76	6.76	744	1,230
	Fixed rate	6.34	6.34	27,537	32,694
				28,281	33,924
Debentures
	CDI	-	106.50	-	30,897
	CDI	110.00	110.00	16,197	31,096
	Fixed rate + IPCA	5.37+100.00	5.37+100.00	285,570	274,396
				301,767	336,389

(-) Transaction costs				(5,283)	(6,858)
				554,638	453,041

Current				198,213	123,411
Non-current				356,425	329,630

Keys:

USD – U.S. currency (dollar)

PYG – Paraguayan currency (Guarani)

IPCA – National consumer price index

CDI – Interbank certificate of deposit

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Breakdown of debt by index

	2023	2022
Fixed rate	252,872	116,652
CDI and fixed rate +CDI	16,197	61,993
Fixed rate + IPCA	285,569	274,396
	554,638	453,041

Maturities of short- and long-term loans and financing are broken down as follows:

	2023	2022
1 year	198,213	123,411
2 years	45,796	81,571
3 years	33,026	66,568
4 years	142,530	63,813
5 years	130,577	59,735
Above 5 years	4,496	57,943
	554,638	453,041

Changes in loans and financing during the year ended June 30, 2023 and 2022 are as follows:

	2022	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2023
Agricultural cost financing	19,676	174,929	(51,701)	(4,523)	11,023	-	149,404
Agricultural cost financing abroad	49,409	-	(20,968)	(3,456)	3,152	(3,981)	24,156
Bahia project financing	9,661	18,974	(1,045)	(46)	1,190	-	28,734
Financing of working capital (USD)	10,840	21,020	(5,159)	(508)	1,022	(2,444)	24,771
Financing of machinery and equipment - FINAME	-	2,660	-	-	148	-	2,808
Sugarcane Financing	33,924	-	(6,457)	(1,447)	2,261	-	28,281
Debentures	336,389	-	(42,651)	(20,704)	28,733	-	301,767
Transaction costs	(6,858)	-	-	-	1,575	-	(5,283)
	453,041	217,583	(127,981)	(30,684)	49,104	(6,425)	554,638

	2021	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2022
Agricultural cost financing	201,215	10,000	(180,929)	(18,767)	8,157	-	19,676
Agricultural cost financing abroad	28,856	32,282	(11,032)	(3,856)	3,626	(467)	49,409
Bahia project financing	10,373	-	(912)	(141)	341	-	9,661
Working Capital Financing	23,230	-	(24,421)	(325)	142	1,374	-
Financing of working capital (USD)	-	9,971	-	-	109	760	10,840
Sugarcane Financing	61,992	8,183	(36,610)	(2,527)	2,886	-	33,924
Debentures	346,327	-	(42,651)	(16,081)	48,794	-	336,389
Transaction costs	(8,812)	-	-	-	1,954	-	(6,858)
	663,181	60,436	(296,555)	(41,697)	66,009	1,667	453,041

a)	Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2023 the Company’s financial agreements did not require compliance with financial covenants, but rather only operating covenants, on which the Company is in compliance.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

b)	Debentures

1st Issue

On May 25, 2018, one hundred forty-two thousand, two hundred (142,200) non-convertible debentures were subscribed to and paid in, with security interest, in the total of R$142,200 (R$85,200 for the first series and R$57,000 for the second series).

On August 1, 2022, the Company paid the final installment of the first series. Compensatory interest corresponding to one hundred six-point fifty percent (106.50%) of the DI rate will be accrued on the unit face value of first-series debentures, which will be paid on July 30 of each year or on the maturity date of the first series. The maturity date of the second-series debentures is July 31, 2023 (“maturity date of the second series”) and their unit face value will be paid in four (4) annual installments, the first on July 30, 2020, and the final on the maturity date of the second series. Compensatory interest corresponding to one hundred ten percent (110.00%) of the overnight DI rate will be accrued on the unit face value of second-series debentures, which will be paid on July 30 of each year or on the maturity date of the second series.

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

As of June 30, 2023, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

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

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2023, and 2022 are as follows:

	2023	2022
Assets
Noncurrent
Tax loss carryforwards (NOL)	48,594	43,362
Biological assets	3,136	3,966
Financial lease	26,676	19,299
Contingency, bonuses and fair value	35,614	33,737
Derivative financial instruments	-	2,917
Allowance for expected credit losses	726	759
Difference in cost of farms	170	170
Provision of other accounts payable and receivable	977	2,732
Impairment of investment (*)	1,654	-
Subscription warrant	675	4,475
	118,222	111,417
Liabilities
Noncurrent
Biological assets	19,983	61,764
Derivative financial instruments	8,810	-
Surplus on investment	1,733	1,733
Costs of transactions	1,796	2,332
Provision of residual value and useful life of PPE assets	5,450	5,017
Accelerated depreciation of assets for rural activity	52,524	50,514
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	18,440	20,567
Others	-	55
	108,736	141,982
Net balance	9,486	(30,565)

(*)	Note 25. viii

The balances are presented in the balance sheet as follows:

Net deferred assets	30,140	4,360
Net deferred liabilities	(20,654)	(34,925)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The net change in deferred income tax is as follows:

At June 30, 2021	45,629
Tax losses	(98,498)
Adjustments in biological assets and agricultural products	27,970
Financial lease	(5,521)
Provisions for contingency and fair value	7,028
Derivative financial instruments	(4,850)
Costs of transactions	664
Allowance for doubtful accounts	(16)
Provision for other accounts payable and receivable	550
Accelerated depreciation of assets for rural activity	(6,998)
Subscription warrant	(190)
Deferred taxes on surplus value	6,147
Share-based incentive plan (ILPA)	(2,425)
Indemnity assets	(55)
At June 30, 2022	(30,565)
Tax losses	5,232
Adjustments in biological assets and agricultural products	40,951
Financial lease	7,377
Provisions for contingency and fair value	1,877
Derivative financial instruments	(11,727)
Costs of transactions	536
Allowance for doubtful accounts	(33)
Provision for other accounts payable and receivable	(1,755)
Accelerated depreciation of assets for rural activity	(2,010)
Subscription warrant	(3,800)
Deferred taxes on surplus value	2,127
Share-based incentive plan (ILPA)	(433)
Indemnity assets	55
Impairment of investment	1,654
Total excluding effect from conversion	9,486
At June 30, 2023	(9,486)

The expected realization of deferred tax assets are as follows:

2023
2024	50,255
2025	21,866
2026	20,869
2027	7,492
2028 to 2033	17,740
118,222

On September 5, 2023, the Audit Board approved the projection that corroborates the expected realization of deferred tax assets.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

18.2.	Income and social contribution tax expenses

	2023	2022	2021
Income before income and social contribution taxes	281,709	637,317	298,131
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(95,781)	(216,688)	(101,365)

Share of loss in a Joint Venture	(24)	(11)	4
Management bonus	(639)	(2,805)	(2,795)
Share-based incentive plan - ILPA	-	-	-
Nondeductible expenses	-	-	(6)
Fair value variation of accounts receivable from sale of farms	5,821	(1,322)	-
Net effect of profit taxed abroad	(1,459)	-	-
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	81,133	92,226	53,717
Recognition of deferred taxes (a)	-	-	73,888
Other permanent addition/exclusion	(2,224)	11,383	(3,928)

Income and social contribution taxes for the year	(13,173)	(117,217)	19,515

Current	(53,224)	(41,023)	(31,021)
Deferred	40,051	(76,194)	50,536
	(13,173)	(117,217)	19,515
Effective tax rate	-5%	-18%	7%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

(a)	Refers to deferred tax assets related to tax loss carry foward of Agrifirma, which were recognized upon the merger of Jaborandi Agrícola into Agrifirma. As a result of the merger, the expected future taxable income projections were revised, and the Company concluded that future taxable income will be generated to realize these tax loss carryforwards.

19.	Other liabilities

	2023	2022
Accounts payable for acquisition of Serra Grande Farm	-	8,159
Variable consideration for acquisition of Agrifirma (a)	13,681	33,089
Fazenda Panamby (b)	142,985	-
	156,666	41,248

Current	156,666	28,846
Non-current	-	12,402

a)	The consideration transferred in exchange for control of Agrifirma was divided into three classes, classified in the financial statement in accordance with their characteristics. Restricted shares and warrants, given their variation factor, are registered under liabilities and measured at fair value through profit or loss (Note 25).
b)	The second installment for the acquisition of the Panamby Farm is scheduled for August 21, 2023. The Company recorded this obligation at present value and the difference from the nominal value will be booked as financial result during the term of maturity.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

20.	Equity

a)	Capital (number of shares)

	Number of shares
		6/30/2023		6/30/2022

Cresud	37,480,425	36.6%	39,159,930	38.3%
Charles River Capital	7,767,653	7.6%	7,829,726	7.6%
Elie Horn	5,998,269	5.9%	6,098,269	6.0%
Officers	309,303	0.3%	439,353	0.4%
Treasury	3,571,179	3.5%	3,533,499	3.5%
Other	47,250,179	46.2%	45,316,231	44.3%
Total shares of paid-up capital	102,377,008	100%	102,377,008	100%
Total outstanding shares	61,016,101		59,244,226

The amount shown in “Total outstanding shares” is net of treasury shares and Management shares (shares and vehicles held by members of the Board of Directors, Fiscal Council, Audit Committee and Statutory Board of Executive Officers).

BrasilAgro is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, as decided by the Board of Directors. At June 30, 2023, BrasilAgro’s subscribed and paid-up capital amounted to R$1,587,985 (R$1,587,985 at June 30, 2022).

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

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio) / Capital increase	4,044,654	82,021

Reserve of goodwill on share issue		(33,566)
Return of shares – Acquisition of Agrifirma		20,257
		(13,309)

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The amount blocked has been written off and is currently R$13,309, partially due to the end of the blocking period and partially due to the agreements signed later, which permitted early release. This early release has an indemnity nature as it refers to unrealized contingencies. The gain in the fiscal year was R$6,126 (Note 25).

Share-based payment

At June 30, 2023, the compensation plan has an accrued balance of R$10,917, which includes a strictly book value left from the previous plan (R$726), while the accumulated value of R$11,643 refers to the plan ended on June 30, 2023 (Note 24.a).

The information on the share-based compensation plan is described in Note 24.

Capital transactions shareholders

On February 4, 2021, the Company assumed control of the acquired companies “Acres del Sud” (indirectly controlled by Cresud S.A.C.I.F.Y.A), with the parties negotiating an initial payment of R$160,399 based on the preliminary equity assessed at June 30, 2020. The agreement envisaged a price adjustment to reflect the equity variation of the Bolivian companies between June 30, 2020 and the reference date of the transaction. In accordance with the criteria established by the parties, the difference assessed at R$11,031 between the net assets of the companies acquired and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under shared control.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

d)	Dividends

On October 27, 2022, the Company approved the payment of dividends at the Annual and Extraordinary Shareholders Meeting based on the financial statements of June 30, 2022. The amount of R$123,524 refers to the minimum mandatory dividend and R$196,476 to the additional dividends proposed. The dividends declared were paid on November 16, 2022. In accordance with article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder, and will inure to the Company.

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

The appropriation of net income is as follows:

	2023	2022
Income for the year	268,536	520,100
(-) Constitution of legal reserve (5% of net income)	(13,427)	(26,005)
Adjusted profit for the year	255,109	494,095

(-) Mandatory minimum dividends - 25% of adjusted net income	(63,777)	(123,524)
(-) Additional dividends proposed	(191,332)	(196,476)

Proposed dividends	(255,109)	(320,000)

(-) Additional dividends proposed on profit reserve	(64,891)	-
Total dividends	(320,000)	(320,000)

Constitution of reserve for investments and expansion	-	174,095

Total shares of paid up capital (per thousand shares)	102,377	102,377
(-) Treasury shares (per thousand shares)	(3,571)	(3,533)
(=) Outstanding shares (per thousand shares)	98,806	98,844

Dividend per share (R$)	3.24	3.24

e)	Other comprehensive income

At June 30, 2023, the effects from foreign exchange rate variation arising from the translation of the financial statements of companies located abroad amounted to a negative effect of R$34,068 (R$18,265) at June 30, 2022, and the accumulated effect reached R$63,619 (R$97,687 at June 30, 2022).

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2021	3,185,087	40,085
Return of shares – Acquisition of Agrifirma	348,411	9,676
At June 30, 2022	3,533,498	49,761
Return of shares – Agreement of Agrifirma	37,681	1,046
At June 30, 2023	3,571,179	50,807

21.	Segment information

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

The selected P&L, liabilities and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2023
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	903,372	14,893	579,018	38,195	244,830	24,807	1,629	-
Gain from sale of farm	346,065	346,065	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	78,238	-	111,304	(3,631)	(6,903)	(13,824)	(8,708)	-
Reversal of provision for agricultural products after harvest	(47,708)	-	(47,168)	(509)	-	-	(31)	-
Cost of sales	(886,225)	(6,190)	(556,554)	(34,565)	(242,165)	(25,536)	(21,215)	-
Gross income	393,742	354,768	86,600	(510)	(4,238)	(14,553)	(28,325)	-
Operating income (expenses)
Selling expenses	(41,008)	(2,190)	(33,633)	(3,394)	(1,068)	(553)	(170)	-
General and administrative expenses	(65,792)	-	-	-	-	-	-	(65,792)
Other operating income	(11,049)	-	-	-	-	-	-	(11,049)
Equity pickup	(70)	-	-	-	-	-	-	(70)
Operating income (loss)	275,823	352,578	52,967	(3,904)	(5,306)	(15,106)	(28,495)	(76,911)
Financial income	732,715	238,012	184,845	13,697	25,891	4,023	-	266,247
Financial expenses	(726,829)	(263,195)	(167,664)	(13,964)	(15,838)	(2,195)	-	(263,973)
Net income (loss) before taxes	281,709	327,395	70,148	(4,170)	4,747	(13,278)	(28,495)	(74,637)
Income and social contribution taxes	(13,173)	(5,912)	(23,850)	1,418	(1,614)	4,515	9,689	2,581
Net income (loss) for the year	268,536	321,483	46,298	(2,752)	3,133	(8,763)	(18,806)	(72,056)
Total assets	3,508,075	1,418,129	259,859	34,347	97,393	54,271	106,479	1,537,597
Total liabilities	1,310,933	473,999	86,120	8	555,081	-	-	195,725

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2023

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

In the year ended June 30, 2023, the Company has four clients individually representing 10% or more of consolidated revenues, representing 45.8% of the total revenues of the Company. Of these three clients, one account for 63.1% of the revenues from the sugarcane segment and two account for 42% of the revenues from the grain/cotton segments.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

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

b) Geographic information

Revenues and noncurrent assets, excluding financial instruments, income tax and social contribution, deferred assets and rights arising from insurance contracts of the Consolidated, are distributed as follows:

	Brazil			Paraguay and Bolivia
	2023	2022	2021	2023	2022	2021
Net revenue	815,589	1,077,731	616,611	87,783	90,406	46,341
Non-current	1,260,255	925,019	865,060	394,547	429,042	387,754

22.	Revenues

a) Operating sales

	2023	2022	2021

Sales of grains	593,787	727,875	336,115
Sales of cotton	39,600	26,109	28,475
Sales of sugarcane	247,260	379,242	265,062
Sales of beef cattle	26,262	32,773	29,566
Lease	17,997	15,047	19,350
Other revenues	5,542	9,368	1,301
Gross operating revenue	930,448	1,190,414	679,869

Sales deductions
Taxes on sales	(27,076)	(22,277)	(16,917)
Net revenue	903,372	1,168,137	662,952

b) Sale of farms

	2023	2022	2021
Sale of farm	544,995	461,615	102,011
Adjustment to present value	(99,566)	(145,441)	(16,245)
Gross revenue from sale of farm	445,429	316,174	85,766

Sales taxes	(14,811)	(7,973)	(2,151)
Cost of sale of farm	(84,553)	(56,667)	(30,518)

Gain from sale of farm	346,065	251,534	53,097
Selling expenses	(189)	(6,553)	-
Income tax and social contribution	(17,490)	(11,110)	(1,815)
Net gain from sale of farms	328,386	233,871	51,282

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

In compliance with the obligations related to the sale of farms in previous years, the proceeds from the sale of a farm of R$902 was recognized in the fiscal year related to the official measurement of the Rio do Meio I Farm. This condition refers to the variable consideration concept established in IFRS 15 – Revenue, mentioned in Note 4.c.

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

23.	Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	87,363	-	1,128	88,491
Personnel expenses	36,170	4,884	46,205	87,259
Expenses with service provider	192,050	-	6,790	198,840
Leasing	32,274	-	562	32,836
Cost of agricultural products	370,222	-	-	370,222
Fair value of adjustment of agricultural products	148,260	-	-	148,260
Freight and storage	-	33,861	-	33,861
Allowance for doubtful accounts	-	2,093	-	2,093
Sale of farm	-	170	-	170
Maintenance, travel expenses and others	19,886	-	11,107	30,993
Period ended June 30, 2023	886,225	41,008	65,792	993,025
Depreciation and amortization	81,324	-	1,290	82,614
Personnel expenses	56,924	3,240	39,257	99,421
Expenses with service provider	166,772	-	5,858	172,630
Leasing	28,267	-	342	28,609
Cost of agricultural products	284,694	-	-	284,694
Fair value of adjustment of agricultural products	508,496	-	-	508,496
Freight and storage	-	33,123	-	33,123
Allowance for doubtful accounts	-	20	-	20
Sale of farm	-	7,195	-	7,195
Maintenance, travel expenses and others	16,211	-	9,221	25,432
Period ended June 30, 2022	1,142,688	43,578	55,968	1,242,234
Depreciation and amortization	109,023	-	981	110,004
Personnel expenses	30,293	3,060	32,406	65,759
Expenses with service provider	193,254	-	6,482	199,736
Leasing	11,368	-	397	11,765
Cost of agricultural products	53,684	-	-	53,684
Fair value of adjustment of agricultural products	316,636	-	-	316,636
Freight and storage	-	24,740	-	24,740
Allowance for doubtful accounts	-	151	-	151
Maintenance, travel expenses and others	14,887	-	6,586	21,473
Period ended June 30, 2021	729,145	27,951	46,852	803,948

24.	Share based payments

On October 2, 2017, the Shareholders Meeting approved the creation of a long-term share-based plan (“ILPA Plan”). As per the ILPA Plan, participants are entitled to a certain number of shares if they remain with the Company during the vesting period and achieve certain key performance indicators (“KPIs”). The ILPA Plan establishes that the Board of Directors will have broad powers to implement it. The shares to be granted under the ILPA Plan cannot exceed the cumulative limit of 2% of shares issued by the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

The shares are granted if participants remain with the Company until the end of the vesting period and achieve certain KPIs. Appreciation of the AGRO3 stock is one of the pillars of the program and if a minimum percentage is not reached, participants will not be entitled to receive any shares. If the stock appreciation KPI is achieved, the number of shares to be granted will be divided in three ranges based on the level of achievement of three other KPIs, and are adjusted by the dividends per share distributed during the vesting period. Apart from the AGRO3 stock price, performance indicators include operating profitability, sales of farms and capitalization of resources.

The tranche was approved on May 6, 2021 and the fair value of the benefit is estimated at R$25.23 and R$30.18, depending on the participant’s profile. The measurement of fair value of the benefit considered the AGRO3 stock price on the grant date and the probable range of the share price at the end of the vesting period was projected. The expense amount is adjusted due to this revision and the effects are recognized prospectively.

The ILPA Plan is booked in accordance with IFRS 2, since the Company receives services from the participants and, in exchange, undertakes to deliver its shares. The tranche was concluded on June 30, 2023, and the accumulated expenses of the plan totaled R$11,643 (R$6,958 pertaining to the compensation and R$4,685 pertaining to charges).

25.	Other operating income (expenses), net

	2023	2022	2021
Income (loss) on sale of PPE	(3,605)	2,652	(1,378)
Expenses with acquisitions of new businesses (i)	(2,248)	(2,093)	-
Provision for legal claims	(2,127)	(19)	(1,404)
Agricultural insurance claims (ii)	-	8,708	-
Agricultural losses (iii)	(2,525)	-	-
Contractual losses	-	-	(1,392)
Donations to BrasilAgro Institute (vii)	(8,500)	-	(2,057)
Tax credits not used	-	-	(3,964)
Gain from indemnities (iv)	7,526	7,763	-
Warrants and restricted shares (v)	6,232	(2,883)	(12,668)
Impairment on investment (viii)	(4,865)	-	-
Other (vi)	(937)	(299)	250
	(11,049)	13,829	(22,613)

(i)	Refers to expenses with commission on lease agreements.

(ii)	On October 13, 2021, the subsidiary Palmeiras S.A. received indemnification in the amount of R$8,708, corresponding to the multiple-risk agricultural policy for the 2020/21 crop year, which covers possible losses in soybean and corn production. The losses were caused by the severe drought that occurred in the first half of 2021, which affected the region of Mariscal Estigarribia, in Boquerón, where the company’s farm is located. The indemnification was paid in full, with no amounts left to receive.

(iii)	Basically, it refers to operating losses in sugarcane harvesting due to adverse climate conditions in the subsidiary Yuchan.

(iv)	Indemnity received due to the early settlement under the Agrifirma agreement (Note 20.b).

(v)	The gains and losses reflect the residual liabilities from the acquisition of Agrifirma, measured at fair value. The liabilities correspond to a number of warrants and restricted shares (Note 19), which may vary and, therefore, are classified as financial instruments, recognized as liabilities and measured at fair value based on the Company’s share price.

(vi)	Of the balance shown, R$1,950 refers to taxes (PIS and Cofins) on indemnity gains.

(vii)	Non-profit organization of the Brasilagro group that coordinates all social initiatives of the Company.

(viii)	Refers to the impairment determined during the Agrofy investment period.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

26.	Financial income and expenses

	Notes	2023	2022	2021
Financial income
Interest on marketable securities		46,776	67,010	8,193
Interest on receivable		3,497	2,730	1,165
Monetary variation		1,815	-	-
Foreign exchange variation (i)		44,710	31,717	20,257
Gain on remeasurement of leases (iii)		21,596	37,628	2,895
Gain on remeasurement of receivables from sale of farms (iv)		115,946	238,973	227,005
Realized profit from derivative transactions (v)	7	118,618	121,988	76,885
Unrealized profit from derivative transactions (vi)	7	379,757	455,737	513,223
		732,715	955,783	849,623
Financial expenses
Marketable securities charges		(2,054)	(2,900)	(1,383)
Bank charges		(3,929)	(1,999)	(6,140)
Interest accrued		(51,526)	(68,044)	(28,693)
Monetary variation (i)		(140)	(732)	(682)
Foreign exchange variation (ii)		(41,354)	(29,096)	(29,292)
Gain on remeasurement of leases (iii)		(39,925)	(57,984)	(74,160)
Loss on remeasurement of receivables from sale of farms (iv)		(171,940)	(204,456)	(89,663)
Realized loss from derivative financial transactions (v)	7	(70,694)	(201,936)	(193,415)
Unrealized loss from derivative financial transactions (vi)	7	(345,267)	(441,496)	(522,183)
		(726,829)	(1,008,643)	(945,611)
Financial (expense) income, net		(5,886)	(52,860)	(95,988)

Net balances are as follows:

	2023	2022	2021
Monetary variations (i)	1,675	(732)	(682)
Foreign exchange difference (ii)	3,356	2,621	(9,035)
Net on remeasurement of leases (iii)	(18,329)	(20,356)	(71,265)
Net on remeasurement of receivables from sale of farms (iv)	(55,994)	34,517	137,342
Realized profit (loss) from derivative financial instruments (v)	47,924	(79,948)	(116,530)
Unrealized (loss) profit from Derivative financial instruments (vi)	34,490	14,241	(8,960)

27.	Earnings per share

	2023	2022	2021
Net income for the year	268,536	520,100	317,646
Weighted average number of common shares issued (thousands)	98,806	98,844	69,642
Effect from dilution – shares	550	513	1,774
Weighted average number of common shares issued adjusted by the dilution effect	99,356	99,357	71,416
Basic earnings per share	2.7178	5.2618	4.5611
Diluted earnings per share	2.7028	5.2347	4.4478

28.	Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits. The provisions for probable losses of financial disbursements arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company’s internal and external legal advisors.

Provisions for lawsuits by type are:

Labor

The Company is defendant in three labor lawsuits that involve employment relationships between the Company and service providers. In addition, there are administrative proceedings in which the parties discuss official notifications issued by the Ministry of Labor and Employment.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

Tax

The Company is a party to administrative proceedings involving the additional levy of Rural Land Tax (ITR).

Environmental

The Company is a party to administrative proceedings on notices of violation issued by the Institute of the Environment and Water Resources (INEMA) related to alleged lack of adoption of preventive measures to avoid fire that occurred on the Bananal Farm and on the provision of information on the Rural and Environmental Registration.

Civil

The Company is a party to lawsuits on the protest of a promissory note pledged as guarantee, guarantees furnished to the Company as part of admission of debt by third parties and indemnities for pecuniary damages and pain and suffering.

Probable likelihood of loss

	Labor	Civil	Tax	Environ.	Total
At June 30, 2021	1,013	-	-	432	1,445
Additions	407	-	533	20	960
Monetary restatement	75	-	16	22	113
Reversal	(829)	-	(205)	(20)	(1,054)
Payments	(347)	-	-	-	(347)
At June 30, 2022	319	-	344	454	1,117
Additions	635	46	1,723	-	2,404
Monetary restatement	4	-	72	32	108
Reversal	(332)	-	-	-	(332)
Payments	(507)	(46)	(1,452)	-	(2,005)
At June 30, 2023	119	-	687	486	1,292

Possible likelihood of loss

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, as well as administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors, as follows:

	2023	2022
Civil	8,525	7,789
Tax	20,881	14,997
Labor	-	7
	29,406	22,793

Judicial deposits

	2023	2022
Labor	47	320
Tax	-	1,250
Environmental	504	485
Civil	176	160
	727	2,215

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

29.	Commitments

Sales agreements for future delivery

BrasilAgro and its subsidiaries have sales agreements for future delivery with some clients, as shown below:

Crop year 2022/2023
Crop	Delivery date	Quantity	Agreements	Unit	Currency	Price/pernut
Cotton lint	Aug/23-Nov/23	5,125	9	ton	US$	1,920.51
Corn	May/23-Nov/23	292,271	8	bags	R$	42.17
Corn	May/23-Nov/23	668,817	11	bags	US$	7.79
Soybean	Jun/23-Aug/23	148,038	7	bags	R$	122.22
Soybean	Jun/23-Sep/23	370,266	9	bags	US$	24.72
Sugarcane	Apr/23-Dec/23	956,260	1	ton	R$	**

**	The billed price of sugarcane varies according to the Consecana price of the month billed.

30.	Related parties

a) Related-party transactions

	Assets		Liabilities
	2023	2022	2023	2022
Compensation plans
Management	2,035	1,717	-	-
	2,035	1,717	-	-
Other
Cresca (a)	122	122	1,471	1,642
Cresud (b)	-	-	58	312
Hemir I	-	-	5,040	5,518
Amounts receivable/payable	-	-	-	-
	122	122	6,569	7,472
Total – Related parties	2,157	1,839	6,569	7,472

a)	Acquisition of biological assets and other fixed assets by Palmeiras, during the spin-off of Cresca.

b)	Expenses mainly refer to the implementation, development, and maintenance of systems.

c)	During the process of acquisition of the subsidiaries in Bolivia, the parties entered into an agreement to maintain the blocked contingency amount, aiming to protect the Company.

b) Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2023	2022
Board of directors and executive board compensation	10,665	4,208
Bonus	1,879	8,249
Overall compensation	12,544	12,457
Share grants	3,833	1,717
	16,377	14,174

On October 27, 2022, the overall compensation of the Company’s managers for the current year, in the amount of R$16,110, was approved at the Annual and Extraordinary Shareholders Meeting.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2023

(In thousands of reais, except as stated otherwise)

31.	Insurance

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2023:

Insurance type	Coverage – R$

Civil liability (D&O)	50,000
Civil, professional and general liability	10,301
Machinery/Automobile	37,010
Completion guarantee	354
Fire/lightning/explosion/electrical damage (office)	12,188
Rural multi-risk	154,231

32.	Subsequent events

Panamby Farm

On August 29, 2023, the Company paid the second installment of the Panamby farm, amounting to R$146,948. Acquired in August 2022, this transaction was important for the diversification and expansion of our footprint in the state of Mato Grosso, one of the world’s largest commodity producers, and ensure the growth of our production area, not to mention the real estate gains from the transformation of pastureland into agricultural areas.

Litigation Process – Acres del Sud

On December 20, 2020, the Company entered into a “Share Purchase Agreement” with Cresud for the acquisition, by the Company, of all the shares issued by the following companies established in Bolivia: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombú Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchán Agropecuaria S.A. (“Bolivian Companies”). The Bolivian Companies held possession, ownership, or purported ownership of various rural properties in Bolivia, including the rural property named “Las Londras “, with an area of 4,485.1473 hectares. At the time of the Share Purchase Agreement, Las Londras was subject to an administrative land regularization process (“Land Regularization Process”) initiated and conducted by the National Institute of Agrarian Reform of Bolivia (“INRA”), which aim the perfecting of property rights over a specific property.

On November 25, 2021, as part of the Land Regularization Process, the INRA issued the Final Land Regularization Resolution No. RA-SS 0504/2021 (“Final Resolution”), through which it declared the illegality of the possession of 4,435.1473 hectares of Las Londras. On January 5, 2022, Agropecuaria Acres del Sud S.A. filed an “Administrative Litigation Lawsuit” impugning the Final Resolution in its entirety. However, on September 15, 2023, the Agro-Environmental Tribunal issued a judgment deeming the Administrative Litigation Lawsuit unfounded and confirming the Final Resolution (“Decision”). In this context, Agropecuaria Acres del Sud S.A. will file a “Constitutional Protection Action” against the Sentence, with the aim of revoke decision.

The Company’s external legal advisors have assessed that the prospects of overturning the Decision through the “Constitutional Protection Action” are possible.

Furthermore, the Share Purchase Agreement includes protective mechanisms for the Company if the Land Regularization Process results in a final decision adverse to us, including Cresud’s obligation to indemnify the Company for losses arising from it.

***