Form 20-F
period 2024-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2024-10-31
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Ordinary shares, no par value	102,683,444

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

On June 30, 2024, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5.5589 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2023, the selling rate was R$4.8192 to US$1.00, and on June 30, 2022, the selling rate was R$5.2374 to US$1.00, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2024 may not be indicative of future exchange rates. On September 30, 2024, the selling rate was R$5.4481 to US$1.00, as reported by the Central Bank.

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

Financial Statements

The Brazilian real is our functional currency and that of our subsidiaries located in Brazil and is also the currency used for the preparation and presentation of our consolidated financial statements. Our fiscal year is from July 1 of each year to June 30 of the following year.

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or the IASB.

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

The forward-looking statements included in this annual report relate to, among other factors:

●	our business prospects and future results of operations;

●	weather and other natural phenomena;

●	global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflicts in the Middle East, which may exacerbate market pressures and economic volatility;

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflicts in the Middle East;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

●	the implementation of our business strategy;

●	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

●	the implementation of our financing strategy and capital expenditure plan;

●	the maintenance of relationships with our customers;

●	the competitive nature of the industry in which we operate;

●	the cost and availability of financing;

●	future demand for the commodities we produce;

●	international prices for commodities;

●	the condition of our land holdings;

●	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

●	the performance of the Brazilian and world economies;

●	the relative value of the Brazilian real compared to other currencies; and

●	the factors discussed under “Item 3—Key Information—3.D. Risk Factors” in this annual report.

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

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General’s Office (AGU) affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not allowed to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária, or “INCRA”), within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the granting of such certificates.

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

We are unable to determine with certainty what percentage of our share capital is owned directly or indirectly by foreign ultimate beneficial owners. If Brazilian authorities determine that we are not in compliance with Law No. 5,709/71, the acquisitions and leasing completed by us after the approval of the opinion of the Federal Attorney General’s Office (AGU) in 2010 may be challenged, which could also result in substantial delays in our future acquisitions of rural properties and our inability to obtain the necessary governmental approvals. Additionally, acquisitions made in violation of existing laws and regulations may be declared null and void.

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

Additionally, there is an ongoing relevant corporate dispute between a foreign investor and a Brazilian corporation involving the sale of an invested company. In 2017, the foreign investor acquired 49.41% of the invested company, however, the local investor is contesting the transfer of the remaining 50.59% due to various contractual breaches. Among the local investor’s allegations is a request to annul the share purchase agreement based on a supposed violation of Law No. 5709/71, which regulates restrictions on the acquisition of real estate by foreigners in Brazil. Furthermore, other lawsuits with the same objective have been filed in Brazil, including a public civil action against the foreign investor, INCRA, and the Brazilian federal government, challenging the violation of the restrictions under Law No. 5.709/71.

The disputes between these important investors also led certain other private parties to file public civil actions against the largest agricultural companies in Brazil alleging potential violations of Law No. 5709/71 that may also negatively impact us. Also, the disputes between the aforementioned investors may lead potential rural property sellers to challenge the purchases made by the Company, alleging that, since BrasilAgro has foreign shareholders in its shareholder base, it is possible that there have been violations under Law No. 5,079/71 in connection with our acquisitions.

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

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide food supply and demand as well as factors related to financial speculation;

●	disruptions in commodity markets caused by global events,

●	global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflict in the Middle East, which may exacerbate disruptions, market pressures and volatility;

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflicts in the Middle East;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

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

Oil prices varied sharply in 2022, 2023 and 2024, with a record demand shock along with excess supply created by internal dispute among OPEC+ members. In March 2020, a dispute between Saudi Arabia and Russia sparked oil price volatility, which continued through 2024 as a direct result of the Russian invasion of Ukraine, the recent conflict between Israel and Hamas, and related conflicts in the Middle East, thereby bringing the price of oil to its highest level since 2008.

A decline in sugar prices could have an adverse effect on the financial performance of our sugarcane businesses.

Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.

We currently sell a substantial portion of our total crop production to a small number of customers who have considerable bargaining power. For instance, in the year ended June 30, 2024, three of our customers were responsible for 43.5% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 41.1% of our revenue in the grain/cotton segment, and one was responsible for 56.8% of our revenue in the sugarcane segment.

Comparatively, in the year ended June 30, 2023, three of our customers were responsible for 45.8% of our revenue, and each of these three customers was responsible for at least 10.0% of our revenue. Of these three customers, one was responsible for 63.1% of our revenue in the sugarcane segment, and two were responsible for 42.0% of our revenue in the grains/cotton segment. See Note 21 to our financial statements included elsewhere in this annual report.

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

In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the real/U.S dollar exchange rate was R$5.5799. In 2022, the real appreciated by 6.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.2177 per US$1.00 on December 31, 2022. In 2023, the real appreciated by 7.2% against the U.S. dollar, and on December 31, 2023, the real/U.S dollar exchange rate was R$4.8413. In 2024, by September 30, 2024, the real depreciated by 12.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.4481 per US$1.00 on September 30, 2024. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

Our significant shareholders and certain members of our board of directors may have interests that differ from those of our other shareholders.

Our significant shareholders have other numerous investments and may have other priorities that may conflict with those of our other shareholders, and as a result thereof, significant conflicts of interest may arise between them. This situation may give rise to actual or apparent conflicts of interest as such directors and officers may have fiduciary duties or other interests owed to both us and our significant shareholders. It may also limit the ability of directors and officers linked to our significant shareholders to participate in certain matters.

In addition, as a result of our significant shareholders’ ownership interest in us, conflicts of interest could arise with respect to transactions involving our ongoing business activities, and the resolution of these conflicts may not be favorable to us. Specifically, business opportunities, including but not limited to potential targets for rural property acquisitions, may be attractive to our significant shareholders and us. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

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

We also rely on fertilizers and agrochemicals, many of which are petrochemical based. In our segments related to agricultural activity (grains, cotton, sugarcane and cattle raising), fertilizers and agrochemicals represented approximately 30% of our total cost of production (including manufacturing and administrative expenses) for the 2023/2024 harvest year. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, supply shortages have continued to exist and have been aggravated by the ongoing conflict between Russia and Ukraine.

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

We may be adversely affected by the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, related conflicts in the Middle East, and the ensuing global geopolitical and economic instability.

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

The war in Ukraine has led to significant disruptions in global agriculture, and in the energy and fertilizer markets, causing price volatility and supply chain challenges. Similarly, the conflict between Israel and Hamas, and related conflicts in the Middle East, have the potential to affect global grain and fertilizer prices, further exacerbating the cost pressures on our operations. In addition, the increase of fuel and fertilizer prices, as well as logistical costs resulting from these conflicts, may have an adverse effect on our business, financial condition, and results of operations.

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

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the the conflict between Hamas and Israel, and related conflicts in the Middle East, could limit our ability to obtain external financing to fund our operations and capital expenditures. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine, the conflict between Hamas and Israel, the related conflicts in the Middle East, and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition.

Geopolitical tensions in petroleum-producing countries may also affect the global supply of oil and lead to increased prices. The conflict between Russia and Ukraine, the conflict between Israel and Hamas, and the related conflicts in the Middle East, led to a spike in oil and energy prices. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tensions will not adversely affect our business, financial condition and results of operations.

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

Social movements that advocate for land reform and property redistribution are active in Latin America. In Brazil, these movements include the Landless Rural Workers’ Movement (“Movimento dos Trabalhadores Rurais Sem Terra”) and the Pastoral Land Commission (“Comissão Pastoral da Terra”), and in Bolivia, the Intercultural Confederation of Bolivia (“Confederación de Interculturales de Bolivia”).

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

The Brazilian economy has experienced volatile growth and slowdowns in recent years. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021, 2.9% in 2022, and 2.5% in 2023, and 2.5% in the first six months of 2024.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2024, it was 10.50% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, was 17.8% in 2021, 5.5% in 2022, and (3.18)% in 2023. Cumulative inflation in the first six months of 2024, calculated by the same index, was 2.0%. The inflation rate, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, was 10.1% in 2021, 5.8% in 2022 and 4.62% in 2023. Cumulative inflation in the first six months of 2024, calculated by the same index, was 2.85%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2024, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

Overview

Our legal and commercial name is BrasilAgro—Companhia Brasileira de Propriedades Agrícolas. We are a corporation (sociedade por ações) organized under the laws of Brazil and were incorporated on September 23, 2005. Our principal offices are located at Avenida Brigadeiro Faria Lima, 1309, 5th floor, São Paulo, SP, 01452-002, Brazil, and our telephone number is +55 11 3035 5350.

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 18 agricultural properties in seven Brazilian states, aggregating 320,990 hectares, of which 214,920 hectares were arable but less than 15% of which were cultivated when acquired and 72,700 hectares were protected by environmental regulation. Since then, six of our agricultural properties were fully sold and six of our agricultural properties were partly sold, representing in the aggregate a total area of 119,996 hectares. As of the date hereof, we hold 271,016 hectares, including 69,984 hectares leased.

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

We intend to continue to invest in order to develop and transform our agricultural properties in Brazil, Bolivia and Paraguay. In this regard, we intend to continue to apply for financing with government development banks.

From July 1, 2021 until the date hereof, we completed the following transactions:

●	in August 2024, we acquired Companhia Agrícola Novo Horizonte S.A. The acquired company has a lease agreement for 4,767 hectares in the region of Primavera do Leste, State of Mato Grosso. The value of the transaction was R$36.4 million, and the remaining lease term is 16 years with an average price of 13 soybean bags per hectare.

●	In March 2024, we entered into a lease agreement for approximately 7,000 hectares in Brotas, in the State of São Paulo, to produce sugarcane. This lease will allow us to diversify our revenue by entering the sugar market, in addition to producing ethanol. The lease term is staggered, with 5,060 hectares leased in 2024 and the remainder by 2029.

●	in March 2024, we sold an area of 12,335 hectares (8,796 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 350 soybean bags per arable hectare, or R$415.1 million (approximately R$47,189 per arable hectare).

●	in June 2023, we sold an area of 4,408 hectares (3,202 arable hectares) in the Jatobá farm, located in the municipality of Jaborandi, in the State of Bahia. The total amount of the sale was 298 soybean bags per arable hectare, or R$121.6 million (approximately R$38,069 per arable hectare);

●	in March 2023, we sold an area of 5,185 hectares (3,796 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 790 soybean bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare);

●	in March 2023, we sold an area of 332 hectares (215 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 297 soybean bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare);

●	in November 2022, we sold an area of 1,965 hectares (1,423 arable hectares) in the Rio do Meio farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 291 soybean bags per arable hectare, or R$62.4 million (approximately R$43,900 per arable hectare);

●	in October 2022, we sold an area of 863 hectares (498 arable hectares) in the Morotí farm, located in Paraguay. The total amount of the sale was US$1.5 million (approximately US$1,700 per arable hectare);

●

in September 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,379 hectares of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was approximately R$285.6 million (approximately R$53,100 per arable hectare);

●	in October 2021, we sold an area of 3,723 hectares (2,694 arable hectares) in the Alto Taquari farm, located in Alto Taquari, in the State of Mato Grosso. The total amount of the sale was 1,100 soybean bags per arable hectare, or R$589.0 million (approximately R$218,641 per arable hectare);

●	in December 2021, we sold an area of 4,573 hectares (2,859 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The total amount of the sale was 250 soybean bags per arable hectare, or R$130.1 million (approximately R$45,507 per arable hectare);

The table below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of the date hereof:

Property	Location	Acquisition/Lease Date	Total Area	Arable Area	Project	Ownership
			(ha)	(ha)
Jatobá Farm	Jaborandi / BA	March 2007	8,868	7,006	Grains and Pasture	Owned
Alto Taquari Farm	Alto Taquari / MT	August 2007	1,380	809	Sugarcane	Owned
Chaparral Farm	Correntina / BA	November 2007	24,885	17,687	Grains and Cotton	Owned
Nova Buriti Farm	Bonito de Minas / MG	December 2007	24,212	17,846	Forest	Owned
Preferência Farm	Baianópolis / BA	September 2008	17,799	12,410	Grains and Pasture	Owned
Avarandado Farm (Partnership II) (1)	Ribeiro Gonçalves / PI	November 2013	7,456	7,456	Grains	Leased
Morotí (Paraguai)	Boquerón	February 2018	58,722	33,555	Grains and Pasture	Owned
ETH Farm (Partnership III) (2)	Alto Taquari / MT	May 2015	5,128	5,128	Sugarcane	Leased
Agro-Serra Farm (Partnership IV) (3)	São Raimundo	February 2017	15,000	15,000	Sugarcane	Leased
das Mangabeiras / MA
São José Farm	São Raimundo	February 2017	17,566	10,137	Grains and Sugarcane	Owned
das Mangabeiras / MA
Xingu Farm (Partnership V) (4)	Região do Xingu / MT	August 2018	13,711	13,711	Grains	Leased
Regalito Farm (Partnership VI)	Região do Xingu / MT	September 2022	5,714	5,714	Grains	Leased
Arrojadinho Farm (5)	Jaborandi / BA	January 2020	16,642	11,063	Grains	Owned
Rio do Meio Farm (6)	Correntina / BA	January 2020	5,750	4,219	Grains	Owned
Serra Grande Farm	Baixa Grande do Ribeiro / PI	April 2020	4,489	2,904	Grains	Owned
Serra Grande II Farm (Partnership VII) (7)	Baixa Grande do Ribeiro / PI	December 2019	6,013	6,013	Grains	Leased
Acres del Sud (Bolívia)	Santa Cruz	February 2021	9,875	7,925	Grains and Sugarcane	Owned
Unagro Farm (Partnership VII) (8)	Santa Cruz	December 2019	1,065	1,065	Grains	Leased
São Domingos Farm (Partnership IX) (9)	Comodoro / MT	July 2022	6,070	6,070	Grains	Leased
Panamby Farm	Querência, MT	September 2022	10,844	5,379	Grains	Owned
Alto da Serra Farm (Partnership X) (10)	Brotas / SP	March 2024	5,060	5,060	Sugarcane	Leased
Novo Horizonte Farm (Partnership XI) (11)	Primavera do Leste / MT	August 2024	4,767	4,767	Grains	Leased
Total			271,016	200,925

(1)	We entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

(2)	We entered into an agricultural development partnership in the Parceria III Farm that may extent until March 31, 2026.

(3)	We entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with an option to renew for another 15 years.

(4)	We entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.

(5)	Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(6)	Farm acquired through the merger of Agrifirma.

(7)	We entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.

(8)	Farm partnership on the farm for the term of one harvest.

(9)	Farm partnership on the farm for up to 12 harvests.

(10)	Agricultural development partnership on the farm for two cycles of six years of sugarcane.

(11)	Agricultural development partnership for up to 16 years.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 10 to our financial statements for the fiscal year ended June 30, 2024.

Our estimates of the market value of our agricultural properties are based on several assumptions, methodologies, estimates and subjective judgments, all of which are inherently subject to significant commercial, economic, competitive and operational uncertainties, most of which are beyond our control and unforeseeable and therefore no assurance can be given that they are correct. Furthermore, market values of real estate are subject to significant fluctuations and are also subject to significant commercial, economic and competitive uncertainties, most of which are beyond our control, and thus such estimates should not be considered as indicative of the values that we will or may be able to receive in exchange for such properties. For more information on the risks we are exposed to, see “Item 3—Key Information—Risk Factors.” The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2024.

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

The table below shows certain information regarding our own agricultural properties as of June 30, 2024:

Property	Location	Acquisition/Lease Date	Total Area	Land and Improvement Cost as of June 30, 2024 (1)	Estimated Fair Market Value as of June 30, 2024 (2)	Appreciation (3)
			(ha)	(R$ millions)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	8,868	13.4	281.2	1999%
Alto Taquari Farm	Alto Taquari/MT	August 2007	1,380	17.7	19.8	12%
Chaparral Farm	Correntina/BA	November 2007	24,885	83.6	507.0	506%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	24.4	39.6	62%
Preferência Farm	Barreiras/BA	September 2008	17,799	34.5	124.3	260%
São José Farm	São Raimundo das Mangabeiras/MA	February 2018	17,566	117.8	527.8	348%
Morotí (Paraguai)	Boqueron/ Paraguay	February 2017	58,722	274.9	330.6	20%
Arrojadinho Farm	Jaborandi/BA	January 2020	16,642	154.6	328.2	147%
Rio do Meio Farm	Jaborandi/BA	January 2020	5,750	67.3	256.7	281%
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	43.5	76.4	76%
Acres del Sud	Santa Cruz/ Bolivia	February 2022	9,875	137.9	151.4	10%
Panamby Farm	Querência/ MT	September 2022	10,844	298.2	298.6	-
Total			201,032	1,267.8	3,640.8	187%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.

(2)	Appraisal from independent firm Deloitte Touche Tohmatsu Consultores Ltda.

(3)	Appreciation includes the impact of inflation since the acquisition date.

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

Agricultural Activities and Products

Independent Production

As of June 30, 2024, we were the operators with respect to our entire portfolio of agricultural properties., including owned properties and leased properties. In the context of our independent (leased) operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or customers who have substantial bargaining power. Our net revenue was R$771.1 million for the year ended June 30, 2024 and R$903.4 million for the year ended June 30, 2023. All of our sales are to customers located in Brazil, Bolivia and Paraguay.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Leases

As an alternative to independent production, as of June 30, 2024, we had leased 11,900 hectares of our agricultural properties to third parties.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May of each year. During the planting season for our 2023/2024 crop year, we planted 95,193 hectares of grains at our farms in Brazil, Bolivia and Paraguay. For the years ended June 30, 2024 and 2023, net revenue from sale of grains accounted for 53.3% and 64.1% of our operating net revenue, respectively.

All distribution of production from the farms is made through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our customers.

Sugarcane

 The sugarcane planting season runs from February to May of each year, and harvest occurs between April and November of each year. On June 30, 2024, we had 29,343 hectares planted with sugarcane at our Alto Taquari, São José Farm, ETH, Agro Serra and Acres del Sud farms.

 In March 2008, we entered into a supply contract with Companhia Brasileira de Energia Renovável (“Brenco”), pursuant to which we currently supply the entirety of our sugarcane production from our Alto Taquari, and ETH Farm farms to them. The term of this supply contract covers two full crop cycles. Each crop cycle is expected to last between six and nine years. The agreement is expected to expire no earlier than 2025/2026, depending on the effective exhaustion of the sugarcane fields and/or the extension of the sugarcane cycles.

In March 2024, we entered into a partnership agreement with respect to the Alto da Serra Farm with a leading Brazilian company specializing in the production and commercialization of sugar, ethanol, and electricity derived from sugarcane. The partnership agreement is for approximately 7,000 hectares located in Brotas, State of São Paulo, to produce sugarcane.

We currently supply all of our sugar cane production to Brenco and now Alto da Serra. The supply period covers two complete harvest cycles, which consists of six harvests and five vintages. In the year ended June 30, 2024, Alto da Serra Farm has not defaulted on the payment of any receivable.

In the table below, we present the aging of our receivables based on contractual terms.

As of June 30, 2024
Falling due:	(in R$ thousands)

Up to 30 days	43,952
30 to 90 days	—
91 to 180 days	—
181 to 360 days	1
Total	43,953

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

For the years ended June 30, 2024 and 2023, net revenue from the sale of sugarcane accounted for 30.7% and 27.1% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our customers’ sugar and ethanol refineries.

Livestock

As of June 30, 2024, we had 18,809 head of cattle distributed over 20,164 hectares of active pasture.

For the years ended June 30, 2024 and 2023, net revenue from livestock sales accounted for 3.8% and 2.7% of our net revenue, respectively.

Cotton

The planting season for cotton runs from September to December of each year, and the harvest occurs between February and May of each year. During the planting season for our 2023/2024 crop year, we planted 7,129 hectares of cotton.

For the years ended June 30, 2024 and 2023, net revenue from the sale of cotton accounted for 10.1% and 4.2% of our operating net revenue, respectively.

Investment properties

As of June 30, 2024, the net book value of our investment properties was R$1,333.5 million, of which R$939.1 million represented land acquisition costs and R$394.4 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2024 and 2023, gains on farm sales accounted for R$248.4 million and R$346.1 million, respectively.

Agricultural Properties

As of June 30, 2024, we owned 22 agricultural properties, totaling 200,924 hectares of arable land (not including environmental preservation areas in accordance with Brazilian, Bolivian and Paraguayan environmental law), including 69,984 hectares of leased area, located in the Brazilian States of Mato Grosso, Minas Gerais, Maranhão, Bahia, Piauí, Bolivia and in Paraguay. During the planting season for our 2023/2024 crop year, we planted 70,613 hectares of soybean, 13,018 hectares of corn (1st and 2nd crops), 29,343 hectares of sugarcane, 24,281 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 11,562 hectares of beans (1st and 2nd crops), 7,129 hectares of cotton (1st and 2nd crops), and 15,374 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, Avarandado Farm, ETH Farm, Agro Serra Farm, Xingu Farm, Regalito Farm, Serra Grande Farm, Unagro Farm, São Domingos Farm, Alto da Serra Farm and Novo Horizonte Farm.

São José Farm: As of June 30, 2024, the São José farm had an area of 17,566 hectares. The São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. in February 2017 for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

We acquired 17,566 hectares, 10,137 hectares of which are arable and have already been developed, and will be used for the planting of grain crops. The other 7,429 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand per arable hectare).

In addition, we have an agricultural partnership that consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The agricultural partnership has a term of 15 years, which may be extended for the same period.

Jatobá Farm: As of June 30, 2024, the Jatobá farm had an area of 8,868 hectares. The Jatobá farm was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

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

Alto Taquari Farm: As of June 30, 2024, the Alto Taquari farm had an area of 1,380 hectares. The Alto Taquari farm was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests). The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

On October 7, 2021, we entered into an agreement to sell an area comprised of 3,723 hectares (2,694 arable hectares) in the Alto Taquari Farm. The sale price was R$589.0 million (approximately R$218,641 per arable hectare) or 1,100 soybean bags per arable hectare. Part of such price corresponding to R$16.5 million was paid in October 2021 and an additional payment of R$31.4 million was made in November 2021. The remaining balance is indexed in soybean bags and will be paid in eight annual installments, starting in May 2022. The delivery of the area will occur in two phases, the first occurred in October 2021, consisting of 2,566 hectares (1,537 arable hectares), in the amount of approximately R$336.0 million, and the second occurred in September 2024, consisting of 1,157 arable hectares, in the amount of approximately R$189.4 million. We intend to continue to explore and operate the areas that were sold until completion of each delivery phase.

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

In March 2023, we sold an area of 5,185 hectares (3,796 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 790 soybean bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare).

In March 2023, we sold the remaining area of the Araucária farm (332 hectares, 215 arable hectares) located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 297 soybean bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare).

The 2009/2010 crop year marked the beginning of our obligations under our supply contract with Brenco to supply the entirety of our sugarcane production from the Araucária farm to them for a term of two complete crop cycles (six crop years and five harvests), which was initially expected to end in 2021/2022. The agreement was not extended due to the sale of the Araucária farm.

Chaparral Farm: As of June 30, 2024, the Chaparral farm had an area of 24,885 hectares. The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

In March 2024, we sold an area of 12,335 hectares (8,796 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 350 soybean bags per arable hectare, or R$415.1 million (approximately R$47,189 per arable hectare).

Nova Buriti Farm: As of June 30, 2024, the Nova Buriti farm had an area of 24,212 hectares. The Nova Buriti farm was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

Due to the difficulties we have faced in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Preferência Farm: As of June 30, 2024, the Preferência farm had an area of 17,799 hectares. The Preferência farm was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We use the property for cattle raising and grain cultivation.

Avarandado Farm: On October 11, 2013, we entered into a rural partnership agreement with respect to the Avarandado farm for up to 11 harvests. On March 8, 2023, the partnership was renewed for an additional 13 harvest seasons, with an expected conclusion in July 2036. The Avarandado farm is located in the municipality of Ribeiro Gonçalves, in the state of Piauí, which has had excellent grain production results. We operate an area up to 7,456 hectares, which is suitable for grain crops.

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

Unagro Farm: On December 9, 2020, we entered into a rural use and call option agreement, valid until October 31, 2021, with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we had the right to operate and purchase an area of 1,065 hectares

In April 2022, we entered into a rural partnership agreement with respect to properties located in Obispo Santiesteban, in the State of Santa Cruz de La Sierra, in Bolivia (Fazendas Bolpebra and La Senda) (also included in “Partnership VIII”), pursuant to which we have the right to operate an area of up to 1,035 arable hectares for up to six years. The properties are located close to the Acres del Sud Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

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

In November 2022, we entered into an agreement to sell an area comprised of 1,965 hectares (1,423 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$62.4 million (approximately R$43,900 per arable hectare) or 291 soybean bags per arable hectare. The buyer already made an initial payment of R$17.7 million.

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

On the sale closing date, we received R$7.5 million, and the remaining balance of R$20.5 million was paid by the buyer in three annual instalments through 2023.

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

Panamby Farm: On September 15, 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,379 hectares of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was R$285.6 million (approximately R$53,100 per arable hectare).

Marangatu Farm: On October 6, 2022, we entered into an agreement to sell an area 863.3 hectares (498 useful hectares) of the Marangatu Farm (“Marangatu I”), a property located in Mariscal Estigarribia, Boquerón, Paraguay. The total amount the sale is US$1,497 thousand (US$3,000 per arable hectare), or R$7,786 on the sale date. On October 21, 2022, the buyer made the initial payment of US$749 thousand (R$3,886), and the remaining balance will be paid in three fixed annual installments.

Alto da Serra Farm:  To facilitate industrial-scale sugarcane production, in March 2024, we entered into a partnership agreement with respect to the Alto da Serra Farm with a leading Brazilian company specializing in the production and commercialization of sugar, ethanol, and electricity derived from sugarcane. The partnership agreement is for approximately 7,000 hectares located in Brotas, State of São Paulo, to produce sugarcane

This agreement is expected to allow us to diversify our revenue by entering the sugar market, in addition to producing ethanol. The lease term is staggered, with 5,060 hectares leased in 2024 and the remainder by 2029.

Novo Horizonte Farm:

In August 2024, we acquired Companhia Agrícola Novo Horizonte S.A. The acquired company has a lease agreement for 4,767 hectares in the region of Primavera do Leste, State of Mato Grosso. The value of the transaction was R$36.4 million, and the remaining lease term is 16 years with an average price of 13 soybean bags per hectare.

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

Lease – São Domingos Farm

On July 21, 2022, we entered into an agricultural partnership agreement with the owner of São Domingos Farm for the commercial exploration of an arable area of approximately 6,070 hectares, located in the municipality of Comodoro, state of Mato Grosso, and the term of the agreement is 12 (twelve) years. Possession of the farm was granted in two phases of 3,035 hectares each, the first in December 2022 and the second in December 2023.

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

Sale of Alto Taquari Farm

On September 1, 2021, we entered into an agreement to sell an area of 3,723 hectares (2,694 arable hectares) of the Alto Taquari Farm located in Alto Taquari, state of Mato Grosso. The total amount of the sale is 1,100 soybean bags per arable hectare, or R$591.3 million (R$219,502 per arable hectare). As of June 30, 2024, the buyer had made a total payment of R$118.2 million. The remaining balance will be paid in eight annual installments.

Sale of Rio do Meio Farm

On September 20, 2021, we entered into an agreement to sell an area of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm located in the municipality of Correntina, state of Bahia. The total amount of the sale is 250 soybean bags per arable hectare, or R$130.1 million (R$45,507 per arable hectare). As of June 30, 2024, the buyer had made an initial payment of R$20.3 million. The remaining balance will be paid in seven annual installments.

In November 2022, we entered into an agreement to sell an area comprised of 1,965 hectares (1,423 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$62.4 million (approximately R$43,900 per arable hectare) or 291 soybean bags per arable hectare. The buyer already made an initial payment of R$17.7 million.

Sale of Morotí Farm

In October 2022, we sold an area of 863 hectares (498 arable hectares) in the Morotí farm, located in Paraguay. The total amount of the sale was US$1.5 million (approximately US$1,700 per arable hectare); The buyer made an initial payment of U$748,500. The remaining balance will be paid in three equal annual installments.

Sale of Araucária Farm

In March 2023, we sold the entirety of the remaining area of the Araucária Farm, a rural property located in Mineiros, Goiás. The area sold was subject to two contracts, as follows:

Sale 1: 332 hectares (215 arable ha) of Baixadai Area for 297 soybeans bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare). The buyer has already made an initial payment of R$1.6 million.

Sale 2: 5,185 hectares (3,796 arable ha) of Mixed Area (Baixadai and Plateau areas) for 790 soybeans bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare). The buyer has already made an initial payment of R$78.7 million.

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

Unagro Farm

On December 9, 2020, we entered into a rural use and call option agreement with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we have the right to operate and purchase an area of 1,057.4 hectares

Agrifirma

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

The unrestricted shares issued for the consideration in connection with the acquisition of Agrifirma’s control are recognized as equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant dividends are recorded under “other liabilities” in the statement of financial position as their final amount may vary due to certain conditions set forth in the Merger Agreement and, for such reason, do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the Agrifirma Warrants are considered potential common shares and as such included in the calculation of diluted earnings per share. See notes 21 and 27 to our financial statements for the fiscal year ended June 30, 2024.

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

Brenco – Companhia Brasileira de Energia Renovável

In March 2008, we signed two contracts for the exclusive supply to Brenco of the entirety of our sugarcane production over two full crop cycles. One of the contracts relates to our cultivation of an area of approximately 5,718 hectares at our Araucária farm and the other relates to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar, or ATR, price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case, as determined by the Counsel of Sugarcane, Sugar and Alcohol Producers in São Paulo (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo, or CONSECANA).

For the year ended June 30, 2024, net revenue of our sugarcane production to Brenco was R$69.5 million, representing 29.4% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

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

In the year ended June 30, 2024, we delivered a total of 523,206 tons of sugarcane pursuant to the agreements described above.

The third agreement regulates the exclusive supply to Brenco of the total sugarcane production in the properties included in the sub partnership agreement for two crop cycles, one cycle shall be effective until the depletion of the already existing sugarcane crops and the other cycle consists of the sugarcane being planted by us.

Acquisition of Companhia Agrícola Novo Horizonte S.A. in Brazil

In August 2024, we completed the acquisition of Companhia Agrícola Novo Horizonte S.A. The acquired company has a lease agreement for 4,767 hectares, located in the Primavera do Leste, State of Mato Grosso, as a strategic acquisition. The transaction was valued at R$36.4 million and was subject to approval by the Administrative Council for Economic Defense (CADE) and the fulfillment of other regulatory conditions.

Novo Horizonte operated within Novo São Joaquim, Mato Grosso, situated approximately 100 kilometers from Primavera do Leste, one of Brazil’s most important agricultural production regions. The leased property encompassed 4,767 arable hectares, of which 670 hectares were irrigated, making the land highly suitable for the cultivation of both primary and secondary crops, including grains and cotton. The lease agreement was entered into on August 17, 2020 with a 20-year term until June 30, 2040.

This acquisition strategically enhanced BrasilAgro’s presence in a region characterized by optimal altitude, favorable topography, and abundant rainfall, which are ideal for robust agricultural activities. The inclusion of irrigated land is expected to bolster our operational performance by expanding production capacity and enhancing the efficiency of crop cultivation. Additionally, the diversified agricultural portfolio resulting from this acquisition is expected to contribute to sustainable long-term value creation and reinforce BrasilAgro’s leadership in the agribusiness sector.

By integrating Novo Horizonte’s operations, BrasilAgro leveraged advanced agricultural practices and technological innovations, further driving productivity and profitability. This acquisition is aligned with our commitment to sustainable growth and strategic objective to capitalize on high-potential agricultural regions across Brazil.

Sale of Chaparral Farm

The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

In March 2024, we sold an area of 12,335 hectares (8,796 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 350 soybean bags per arable hectare, or R$415.1 million (approximately R$47,189 per arable hectare).

As of June 30, 2024, the Chaparral farm had an area of 24,885 hectares.

Lease Agreement with Respect to the Alto da Serra Farm

To facilitate industrial-scale sugarcane production, in March 2024, we entered into a partnership agreement with a leading Brazilian company specializing in the production and commercialization of sugar, ethanol, and electricity derived from sugarcane. The partnership agreement is for approximately 7,000 hectares located in Brotas, State of São Paulo, to produce sugarcane.

This agreement is expected to allow us to diversify our revenue by entering the sugar market, in addition to producing ethanol. The lease term is staggered, with 5,060 hectares leased in 2024 and the remainder by 2029.

Under this partnership, our counterparty will transfer direct ownership of designated agricultural areas from rural properties owned by third parties, which it holds under agricultural partnership contracts or rural leases, totaling approximately 7,000 hectares.

The partnership agreement is expected to last for two sugarcane cycles and may be renewed or extended for an additional two-year period or for the duration necessary to exploit the crop during a production cycle, whichever occurs first. The transfer of possession will be executed in phases, with a specific transfer agreement to be signed for each property that constitutes an “agricultural area.” The partnership agreement is expected to expire no earlier than 2035/2036, depending on the effective exhaustion of the sugarcane fields and/or the extension of the sugarcane cycles.

Sugarcane produced under the transfer agreements will be allocated according to the proportions established in the agreements, ensuring that our counteparty receives a minimum share of the sugarcane production from the agricultural areas. This minimum share corresponds to the minimum share guaranteed to property owners in their respective agricultural agreements, as explicitly detailed in each transfer agreement.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of customers who have substantial bargaining power. In the year ended June 30, 2024, three of our customers were responsible for 43.5% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 41.1% of our revenue in the grain/cotton segment, and one was responsible for 56.8% of our revenue in the sugarcane segment. There are no customers in the other segments that account for 10% or more of our revenue in relation to our total revenue. See “Item 3—Key Information—Risk Factors—Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.”

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

We maintain comprehensive insurance coverage to safeguard our operations. Our insurance policies include coverage for: (i) civil liability, which covers compensation for damages caused to third parties; (ii) specific machinery, such as harvesters and planters; (iii) irrigation pivot systems across our farms; (iv) our storage infrastructure (silos); and (v) fleet of vehicles and office equipment.

We have also a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or other body created by our bylaws or employees that hold a management position to which they have been elected or appointed, provided that such election or appointment has been ratified by competent bodies, as applicable, and that the indemnification shall always be subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries, or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$50.0 million, and environmental damages up to R$50.0 million. This policy is currently in force and will expire on February 2, 2025.

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

We also have filed three trademark registration applications for the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” under applications No. 827971575, 827971567 and 827971583. Registration No. 827971567 was approved on April 7, 2020 and will expire on April, 7, 2030. Registration Nos. 827971575 and 827971583 were approved on June 14, 2011 and January 28, 2014, respectively, and will expire on June 14, 2031 and January 28, 2034, respectively.

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

Risk Management

We analyze and monitor the various risks to which our business and operations are exposed. In addition to monitoring the specific factors that directly affect our agricultural production and business operations, we also monitor the risks derived from commodity price variations for our individual agricultural products, as well as foreign-exchange variations. Through our risk management policy coordinated among our internal departments, Risk Management Committee and board of directors, we hedge our exposure to commodity price risks for our transactions through over-the-counter instruments including options and futures contracts negotiated in the commodity market and maintain our exposures within pre-established limits.

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

We have or are in the process of obtaining environmental licenses for all of four operations. As of June 30, 2024, we own and manage 70 environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

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

As of June 30, 2024, 64,810.44 hectares, or approximately 32% of the total area of our properties, consisted of protected areas.

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

All of our owned properties are registered or in the process of being registered with CAR. We currently own and manage approximately 207 CARs.

Climate Change

Climate risks, including irregular climate patterns and extreme events such as droughts, floods, frosts, and temperature extremes, have the potential to affect our operations. To address these risks, we have diversified our portfolio across various regions in Brazil, selecting crops and varieties that are well-adapted to the specific conditions of each property. Additionally, we have expanded our irrigated areas to counteract the effects of irregular rainfall in certain regions. Our investments in connectivity, new technologies, and adoption of best conservation practices, alongside our robust governance and regulatory compliance efforts, further support our risk management strategies.

Regarding greenhouse gas emissions and removals, we have performed a greenhouse gas inventory in accordance with international, national, and sector-specific standards, including the GHG Protocol. In the year ended June 30, 2024, our recorded emissions and removals were 403,859 tons and (155,874) tons of CO2, respectively.

Certifications

Recognitions and certifications are valuable for business strategy, attesting to the company’s environmental compliance. We have the Round Table on Responsible Soy (RTRS) certification at Fazenda São José (MA), the Responsible Brazilian Cotton (ABR) and Better Cotton Initiative (BCI) certificate at the farms in Bahia (Arrojadinho and Chaparral); the Jaguar certificate at Fazenda Preferência (BA), the Triple Sello in Bolivia and Renovabio (in Alto Taquari).

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

C.	Organizational Structure

The chart below illustrates our corporate structure as of June 30, 2024. All of our subsidiaries are incorporated in Brazil, Bolivia and Paraguay.

(1)	Part of our common shares are held by Cresud, in its capacity as our significant shareholder, are deposited with The Bank of New York Mellon, in the form of ADRs (American Depositary Receipts). These common shares account for 34.22% of our common shares and include the common shares held by Cresud S.A.C.I.F.Y.A., as well as by Cresud’s controlling shareholder, Mr. Eduardo Elsztain, and by Agro Managers, a company incorporated under the laws of Argentina and controlled by Cresud.

(2)	The percentage of 10.64% of our common shares held by Charles River Capital considers the consolidated position of all of the funds managed by Charles River Capital.

D.	Property, Plants and Equipment

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

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited annual consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by IASB.

The following discussion contains forward-looking statements that involve risks and uncertainties, in particular with respect to our historical and future results of operations and financial condition. See “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

A.	Operating Results

Impact of the Ongoing Conflict between Russia and Ukraine and the Conflict between Israel and Hamas

We have been following the developments of the conflict between Russia and Ukraine since February 2022 and the conflict between Israel and Hamas and related conflicts in the Middle East. Although neither our customers nor suppliers reside in such countries, we expect that the price of some agricultural inputs necessary for our operations, such as fertilizers and fuel, may increase due to the impact of such conflicts on the global economy and geopolitical instability. The war in Ukraine has led to significant disruptions in global agriculture, and in the energy and fertilizer markets, causing price volatility and supply chain challenges. Similarly, the conflict between Israel and Hamas, and related conflicts in the Middle East, have the potential to affect global grain and fertilizer prices, further exacerbating the cost pressures on our operations. In addition, the increase of fuel and fertilizer prices, as well as logistical costs resulting from these conflicts, may have an adverse effect on our business, financial condition, and results of operations.

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment.

In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021, 2.9% in 2022, and 2.5% in 2023. It grew 2.5% in the first six months of 2024. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo) (IPCA), published by IBGE, was 10.06% in 2021, 5.78% in 2022 and 4.62%% in 2023. Cumulative inflation in the first six months of 2024, calculated by the same index, was 2.85%.

In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the real/U.S dollar exchange rate was R$5.5799. In 2022, the real appreciated by 6.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.2177 per US$1.00 on December 31, 2022. In 2023, the real appreciated by 7.2% against the U.S. dollar, and on December 31, 2023, the real/U.S dollar exchange rate was R$4.8413. In 2024 (until September 30, 2024), the real depreciated by 12.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.4481 per US$1.00 on September 30, 2024. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

In 2021, Fitch Ratings affirmed Brazil’s long-term foreign currency issuer default rating (IDR) at BB- with a negative outlook. Similarly, Standard & Poor’s credit rating for Brazil stood at BB- with a stable outlook, and Moody’s credit rating for Brazil was Ba2 with a stable outlook. In 2022, Fitch Ratings revised Brazil’s outlook from negative to stable, affirming the rating at BB-. Standard & Poor’s maintained Brazil’s rating at BB- with a stable outlook, and Moody’s continued to rate Brazil at Ba2 with a stable outlook. In 2023, Fitch Ratings upgraded Brazil’s rating from BB- to BB with a stable outlook. Standard & Poor’s also upgraded Brazil’s rating from BB- to BB with a stable outlook in December 2023. Moody’s maintained Brazil’s rating at Ba2 but revised the outlook to positive.

In June 2024, Fitch Ratings affirmed Brazil’s long-term foreign currency issuer default rating (IDR) at BB with a stable outlook. Similarly, Standard & Poor’s credit rating for Brazil stands at BB with a stable outlook, and Moody’s credit rating for Brazil is Ba2 with a positive outlook. These ratings reflect ongoing concerns about Brazil’s fiscal health, political stability, and structural economic challenges, despite some improvements in economic performance and reforms aimed at boosting growth and investment.

Other Factors Affecting our Business

Market price variations for commodities: our principal products are subject to changes in commodities prices, including those of indexes such as the Intercontinental Exchange and the CBOT, exchange rates, as well as other indexes linked to our debts. Commodity prices are generally influenced by international, domestic and local supply and demand, which are in turn influenced by climatic and weather conditions, technology, and economic, commercial and political conditions, as well as exchange rates and transportation costs. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to our Business and Industry—Fluctuation in market prices for our agricultural products could adversely affect us” and “— Qualitative Evaluation of Market Risks.”

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2024	2023	2022	Source
		(R$/bag)
Soybean Price (Paranaguá)
Closing	139.94	138.70	194.96	Bloomberg
Exchange rate	(R$ per US$ 1.00, except as otherwise indicated)
Beginning	4.82	5.24	5.00	Bloomberg
Closing	5.56	4.82	5.24	Bloomberg
Average	5.00	5.16	5.24	Bloomberg
ATR (R$/Kg of ATR)(1)	1.16	1.22	1.18	http://www.udop.com.br
Closing IGP-M (%)(2)	2.45%	(6.85)%	10.70%	BACEN
IPCA(3)	4.22%	3.16%	11.88%	BACEN
CDI(4)	11.67%	13.48%	8.63%	BACEN
NPK(5) (R$/ton)	2,441.17	2,125.92	4,329.24	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.

(2)	IGP-M is published monthly by FGV.

(3)	IPCA is published monthly by IBGE.

(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).

(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

Principal Components of Our Statement of Operations

Revenue

Our operating revenue is derived mainly from the sale of (i) grains (comprised of soybean, corn, bean, cotton and sorghum); (ii) sugarcane; (iii) cattle and (iv) other farming products.

Taxes on sales

Taxes on sales vary depending on the product and the market, as follows:

Tax	Direct Export	Sale to Importer/Exporter	Domestic market
ICMS	Not levied	Not levied	Levied
PIS	Not levied	Not levied	Levied
COFINS	Not levied	Not levied	Levied
FETHAB (MT)	Levied	Levied	Levied
FUNDEINFRA (GO)	Levied	Levied	Levied
FDI (PI)	Levied	Levied	Not levied
TFTG (MA)	Levied	Not levied	Levied

Below is a description of the principal taxes on sales of our products:

ICMS (Value-Added Tax on Sales and Services): ICMS is a state tax levied on the price of a product at an average rate of 18% for transactions within a state, 7% to 12% for transactions across states and 4% for imported products. ICMS payments are not applicable to exports of goods and services.

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

State Fund for Transport and Housing (Fundo Estadual de Transporte e Habitação), or FETHAB, is a contribution per ton of products (soybean, corn, beans, cotton, cattle) sold in the State of Mato Grosso, as follows: R$49.11 per ton of soybean, R$13.93 per ton of corn and R$11.14 per ton of beans.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS Accounting Standards. We summarize our significant accounting policies, judgments and estimates in note 3 to our audited consolidated financial statements.

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

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions, we may not be required to, among other things, provide an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act to comply with any PCAOB rules, that, if adopted in the future, would require mandatory audit firm rotation and auditor discussion and analysis pursuant to any future audit rule promulgated by the PCAOB. These exemptions apply until we are no longer an “emerging growth company.” The JOBS Act also provides “emerging growth companies” an election to comply with new or revised accounting standards on a delayed basis for those standards that have a different effective date for public and private companies. However, such election is limited to companies that prepare their financial statements and report in accordance with accounting principles generally accepted in the United States of America. As our financial statements are prepared in accordance with IFRS Accounting Standards, such accommodation is not available to us, and we will be required to apply new or revised accounting standards under IFRS Accounting Standards as from the effective date established in the corresponding standard.

Recent Developments

In March 2024, we sold an area of 12,335 hectares (8,796 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 350 soybean bags per arable hectare, or R$415.1 million (approximately R$47,189 per arable hectare).

In March 2024, we entered into a lease agreement for approximately 7,000 hectares in Brotas, State of São Paulo, to produce sugarcane. This lease will allow us to diversify our revenue by entering the sugar market, in addition to producing ethanol. The lease term is staggered, with 5,060 hectares leased in 2024 and the remainder by 2029.

In August 2024, we acquired Companhia Agrícola Novo Horizonte S.A. The acquired company has a lease agreement for 4,767 hectares in the region of Primavera do Leste, State of Mato Grosso. The value of the transaction was R$36.4 million, and the remaining lease term is 16 years with an average price of 13 soybean bags per hectare. For more information on the price allocation for this acquisition please see note 32 to our financial statements.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS Accounting Standards. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth operating results of each of our segments and the reconciliation of these results to our consolidated statement of income.

	Year Ended June 30, 2024
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	771,126	14,284	410,788	77,971	236,393	29,599	2,091	-
Gain from sale of farm	248,375	248,375	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	40,499	-	27,213	4,798	21,996	(6,704)	(6,804)	-
Adjustment to net realizable value of agricultural products after harvest, net	(1,091)	-	(552)	(393)	-	-	(146)	-
Cost of sales	(747,019)	(2,107)	(401,745)	(73,519)	(212,925)	(30,026)	(26,697)	-
Gross profit (loss)	311,890	260,552	35,704	8,857	45,464	(7,131)	(31,556)	-

Operating income (expenses)
Selling expenses	(55,064)	-	(38,741)	(9,494)	(144)	(428)	(6,257)	-
General and administrative expenses	(65,534)	-	-	-	-	-	-	(65,534)
Other operating income	(5,427)	-	-	-	-	-	-	(5,427)
Equity pickup	(58)	-	-	-	-	-	-	(58)
Operating income (loss)	185,807	260,552	(3,037)	(637)	45,320	(7,559)	(37,813)	(71,019)

Net financial income
Financial income	312,916	152,042	84,695	6,215	4,071	801	-	65,092
Financial expenses	(307,208)	(107,051)	(30,841)	(4,458)	(6,931)	(808)	-	(157,119)
Income (loss) before taxes	191,515	305,543	50,817	1,120	42,460	(7,566)	(37,813)	(163,046)

Income and social contribution taxes	35,352	(19,247)	(17,278)	(381)	(14,436)	2,572	12,857	71,265

Net income (loss) for the year	226,867	286,296	33,539	739	28,024	(4,994)	(24,956)	(91,781)

	Year Ended June 30, 2023
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	903,372	14,893	579,018	38,195	244,830	24,807	1,629	-
Gain from sale of farm	346,065	346,065	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	78,238	-	111,304	(3,631)	(6,903)	(13,824)	(8,708)	-
Adjustment to net realizable value of agricultural products after harvest, net	(47,708)	-	(47,168)	(509)	-	-	(31)	-
Cost of sales	(886,225)	(6,190)	(556,554)	(34,565)	(242,165)	(25,536)	(21,215)	-
Gross profit (loss)	393,742	354,768	86,600	(510)	(4,238)	(14,553)	(28,325)	-

Operating income (expenses)
Selling expenses	(41,008)	(2,190)	(33,633)	(3,394)	(1,068)	(553)	(170)	-
General and administrative expenses	(65,792)	-	-	-	-	-	-	(65,792)
Other operating income	(11,049)	-	-	-	-	-	-	(11,049)
Equity pickup	(70)	-	-	-	-	-	-	(70)
Operating income (loss)	275,823	352,578	52,967	(3,904)	(5,306)	(15,106)	(28,495)	(76,911)

Net financial income
Financial income	330,491	67,985	54,009	759	9,690	2,470	-	195,578
Financial expenses	(324,605)	(116,861)	(46,777)	(1,440)	(158)	(642)	-	(158,727)
Income (loss) before taxes	281,709	303,702	(60,199)	(4,585)	4,226	(13,278)	(28,495)	(40,060)

Income and social contribution taxes	(13,173)	(5,912)	(20,468)	1,559	(1,437)	4,515	9,689	(1,119)

Net income (loss) for the year	268,536	297,790	39,731	(3,026)	2,789	(8,763)	(18,806)	(41,179)

	Year Ended June 30, 2022
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	1,168,137	6,450	720,883	25,242	378,919	31,507	5,136	-
Gain from sale of farm	251,534	251,534	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	549,764	-	313,944	7,122	227,717	968	13	-
Adjustment to net realizable value of agricultural products after harvest, net	(50,822)	-	(49,244)	(1,576)	-	-	(2)	-
Cost of sales	(1,142,688)	(4,536)	(720,236)	(24,967)	(352,519)	(27,948)	(12,482)	-
Gross profit (loss)	775,925	253,448	265,347	5,821	254,117	4,527	(7,335)	-

Operating income (expenses)
Selling expenses	(43,578)	-	(33,359)	(794)	(1,260)	(970)	(7,195)	-
General and administrative expenses	(55,968)	-	-	-	-	-	-	(55,968)
Other operating income	13,829	-	-	-	-	-	-	13,829
Equity pickup	(31)	-	-	-	-	-	-	(31)
Operating income (loss)	690,177	253,448	231,988	5,027	252,857	3,557	(14,530)	(42,170)

Net financial income
Financial income	320,177	72,498	36,370	1,178	587	478	-	209,066
Financial expenses	(373,037)	(55,669)	(111,335)	(8,516)	(393)	(239)	-	(196,885)
Income (loss) before taxes	637,317	270,277	157,023	(2,311)	253,051	3,796	(14,530)	(29,989)

Income and social contribution taxes	(117,217)	(18,277)	(53,981)	1,158	(87,072)	(1,314)	4,940	37,329

Net income (loss) for the year	520,100	252,000	103,042	(1,153)	165,979	2,482	(9,590)	7,340

The table below shows a summary of our statement of operations for the years indicated.

	2024	2023	2022
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	771,126	903,372	1,168,137
Gain on sale of farms	248,375	346,065	251,534
Changes in fair value of biological assets and agricultural products	40,499	78,238	549,764
Adjustments to net realizable value of agricultural products after harvest, net	(1,091)	(47,708)	(50,822)
Cost of sales	(747,019)	(886,225)	(1,142,688)
Gross income	311,890	393,742	775,925
Selling expenses	(55,064)	(41,008)	(43,578)
General and administrative expenses	(65,534)	(65,792)	(55,968)
Other operating income (expenses) net	(5,427)	(11,049)	13,829
Share of (loss) profit of a joint venture	(58)	(70)	(31)
Operating income (loss)	185,807	275,823	690,177
Financial income	312,916	330,491	320,177
Financial expenses	(307,208)	(324,605)	(373,037)
Financial (expense) income, net	5,708	5,886	(52,860)
Profit before income and social contribution taxes	191,515	281,709	637,317
Income and social contribution taxes	35,352	(13,173)	(117,217)
Net Income for the year	226,867	268,536	520,100
Profit attributable to equity holders of the parent	226,867	268,536	520,100
Issued shares at the fiscal year end	102,683,444	102,377,008	102,377,008
Basic earnings per share	2.28	2.72	5.26
Diluted earnings per share	2.27	2.70	5.23

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

Net revenue

Net revenue decreased R$132.3 million, from R$903.4 million in the fiscal year ended June 30, 2023, to R$771.1 million in the fiscal year ended June 30, 2024. This reduction is mainly due to the drop in soybean, corn, and sugarcane prices, as well as a reduction in the total volume traded.

i.	Revenue from sugarcane sales: revenue from sugarcane sales decreased R$8.4 million, from R$244.8 million (reflecting sales of 1,640,394 tons at an average price of R$149 per ton) for the year ended June 30, 2023 to R$236.4 million (reflecting sales of 1,753,071 tons at an average price of R$135 per ton) for the year ended June 30, 2024. The decrease in the revenue from sugarcane sales was mainly due to a decrease in TRS (total recoverable sugar) price from R$1.11 to R$0.98.

ii.	Revenue from grain sales: revenue from grain sales decreased R$168.2 million, from R$579.0 million for the year ended June 30, 2023 (reflecting sales of 315,812 tons at an average price of R$1,833 per ton) to R$410.8 million for the year ended June 30, 2024 (reflecting sales of 305,814 tons at an average price of R$1,343) per ton. This represented a decrease of 19.6% over the previous year, as explained below:

●	Revenue from soybean sales: revenue from soybean sales decreased R$108.0 million, from R$419.2 million (reflecting sales of 180,088 tons at an average price of R$2,327 per ton) for the year ended June 30, 2023, to R$311.2 million (reflecting sales of 166,132 tons at an average price of R$1,873 per ton) for the year ended June 30, 2024. This decrease is due to the lower prices of commodities, especially soybean, and the decrease in the volume sold by 8% in the year ended June 30, 2024 compared to the year ended June 30, 2023.

●	Revenue from corn sales: revenue from corn sales decreased R$59.0 million, from R$147.3 million (reflecting sales of 132,610 tons at an average price of R$1,110 per ton) for the year ended June 30, 2023, to R$88.3 million (reflecting sales of 134,379 tons at an average price of R$0,657 per ton) for the year ended June 30, 2024. This increase is due to a 35% rise in the volume invoiced.

iii.

Revenue from cattle sales: cattle-raising revenue increased from R$4.8 million, from R$24.8 million (related to the sale of 8,341 head of cattle at R$8.29 per kilo) for the year ended June 30, 2023, to R$29.6 million (related to the sale of 11,235 head of cattle at R$7.19 per kilo) for the year ended June 30, 2024. This increase is due to the increase of 35% in the volume invoiced.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2024	2023	2024	2023	2024	2023
Grain	95,193	89,523	305,814	331,948	410,788	579,018
Sugarcane	24,801	28,992	2,076,046	2,121,691	236,393	244,830

Gain on sale of farms

For the year ended June 30, 2024, the gain on the sale of farms reached R$248.4 million, a 28% decrase compared to R$346.1 million in the fiscal year ended June 30, 2023. This decrease is due to (i) the sale of Fazenda Chaparral, in the amount of R$243.6 million, and (ii) a difference of R$4.7 million related to the final measurement of the sale of Fazenda Jatobá. The difference in the additional number of hectares was accounted for only at the time of the actual delivery.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products varied from a gain of R$78.2 million in the fiscal year ended June 30, 2023 to a gain of R$40.5 million in the fiscal year ended June 30, 2024, a decrease of 48%. This decrease reflects the decline in certain commodity prices (mainly sugarcane, soybeans, and corn) as well as reduced productivity at farms in Bahia and Mato Grosso.

Adjustments to net realizable value of agricultural products after harvest

The provision for the net realizable value of agricultural productsa after harves varied from a loss of R$47.7 million in the fiscal year ended June 30, 2023 to a loss of R$1.1 million in the fiscal year ended June 30, 2024, a decrease of 98%. This change resulted from the difference in the price of grain inventory from the harvest time to the closing of the respective accounting period.

Cost of sales

Cost of sales decreased R$139.2 million, from R$886.2 million for the year ended June 30, 2023, to R$747.0 million for the year ended June 30, 2024.

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold decreased by R$116.0 million. Our average cost per ton of soybean sold decreased 28%, from R$2,283 per ton (corresponding to 180,088 tons at a total cost of R$411.3 million) for the year ended June 30, 2023, to R$1,778 per ton (corresponding to166,132 tons at a total cost of R$295.3 million) for the year ended June 30, 2024, mainly affected by a decrease in prices of fertilizers and seeds in the period, as well as lower productivity;

ii.	Cost of corn sold: the cost of corn sold decreased by R$39.3 million. Our average cost per ton of corn sold decreased by 30%, from R$1,003 per ton (corresponding to 132,610 tons at a total cost of R$133.1 million) for the year ended June 30, 2023, to R$0.698 per ton (corresponding to 134,379 tons at a total cost of R$93.8 million) for the year ended June 30, 2024, mainly due to a reduction in the prices of fertilizers, seeds and fuel;

iii.	Cost of sugarcane sold: the cost of sugarcane decreased by R$29.2 million. Our average cost per ton of sugarcane sold decreased by 12%, from R$148 per ton (corresponding to 1.640.394tons at a total cost of R$242.2 million) for the year ended June 30, 2023, to R$121 per ton (corresponding to 1,753,071 tons at a total cost of R$212.9 million) for the year ended June 30, 2024, mainly due to a reduction in the prices of fertilizers, seeds and fuel.

Gross income

For the reasons mentioned above, in the fiscal year ended June 30, 2024, our gross income was R$311.9 million, compared to R$393.7 million in the fiscal year ended June 30, 2023, representing a decrease of 21%. This decrease reflects reduced margins on agricultural products, mainly due to the fall in commodity prices.

Selling expenses

Selling expenses increased by R$14.1 million, from R$41.0 million in the fiscal year ended June 30, 2023, to R$55.1 million in the fiscal year ended June 30, 2024. This increase is explained by: (i) an increase in freight costs related to sales conducted under CIF terms, where the company bears the freight cost to the destination port; this cost is incorporated into the sale price, allowing for additional gain in final revenue; (ii) an increase in storage and processing expenses due to the higher volume of cotton and soybeans produced and the incorporation of the silo at Avarandado; and (iii) an increase in commission expenses, explained by the payment of commission for the sale of the Chaparral farm.

General and administrative expenses

General and administrative expenses decreased by R$0.3 million, from R$65.8 million in the fiscal year ended June 30, 2023, to R$65.5 million in the fiscal year ended June 30, 2024. This increase reflects: (i) an increase in personnel expenses, explained by the payment of annual bonuses above the provisioned amount and a collective bargaining agreement adjustment of 4.65%; (ii) a decrease in ILPA expenses, due to the termination of the plan in June 2023; (iii) an increase in service expenses, explained by increased spending on legal and tax advisory services; and (iv) an increase in other expenses related to the payment of social security fines and ITR—Rural Land.

Other operating income (expenses), net

Other operating expenses, net decreased R$5.6 million, from an expense of R$11.0 million for the year ended June 30, 2023, to an expense of R$5.4 million for the year ended June 30, 2024. The reduction in other operating income/expenses is mainly due to: (i) a decrease in: (a) loss on sale of fixed assets, (b) expenses with legal claims, (c) gain from insurance payouts, (d) agricultural losses, (e) new business commissions, and (f) impairment on investments during the fiscal year ended June 30, 2024; (ii) a decrease in the amount donated by the Company to Instituto BrasilAgro, which in the fiscal year ended June 30, 2023 reflected the donation of two periods (amounts donated in 2022 and 2023); and (iii) the variation in the value of subscription warrants issued in the context of the incorporation of Agrifirma, which vary according to the Company’s share price.

Equity pickup

For the year ended June 30, 2024 we recorded a loss of R$0.06 million compared to a loss of R$0.07 million for the year ended June 30, 2023.

Financial income (expenses), net

Financial income decreased R$17.6 million, from R$330.5 million for the year ended June 30, 2023, to R$312.9 million for the year ended June 30, 2024, and financial expenses decreased R$17.4 million from R$324.6 million for the year ended June 30, 2023 to R$307.2 million for the year ended June 30, 2024. The consolidated financial result decreased from R$5.9 million for the year ended June 30, 2023 to R$5.7 million for the year ended June 30, 2024. The variation in financial income (expenses), net is mainly due to:

i.	The decrease in the interest line of R$17.3 million reflects the rise in our debt balance during the period, with new funding for financing grain and cotton crops and long-term investments.

ii.	The update of fair value of derivative financial transactions, amounting to R$73.1 million in 2024, which is mainly explained by the depreciation of the Real against the U.S. dollar, totaling 22% in the period. This implies a higher price per sack of soybeans in Brazilian reais.

iii.	In 2024, we had a positive result from derivative operations of R$57.9 million; however, the mark-to-market of new dollar hedge operations for the 2024/2025 crop had a high negative variation due to the depreciation of the real against the U.S. dollar in the period.

The result of derivative operations mainly reflects the outcome of commodity and dollar hedge operations, aiming to reduce the volatility of our exposure, given that revenues, inventory, biological assets, and receivables from farm sales are positively or negatively correlated with commodity prices and the U.S. dollar.

Income and social contribution taxes

The variation in income tax and social contribution, which varied from an expense of R$13.2 million in the fiscal year ended June 30, 2023 to an income of R$35.3 million in the fiscal year ended June 30, 2024, is mainly explained by the decrease in the Company’s profit and the increase in the net effect of subsidiaries taxed based on presumed profit (the taxable income of such subsidiaries is taxed at a lower rate than the rate applicable to actual profit).

Net income for the year

Net income for the year decreased by R$41.6 million, from R$268.5 million in the fiscal year ended June 30, 2023, to R$226.9 million in the fiscal year ended June 30, 2024. This decrease mainly reflects the drop in commodity prices, exchange rate depreciation, and climate events that affected the productivity of grains and cotton in some regions. This combination of factors negatively impacted the results of agricultural operations. On the other hand, this decrease was partially offset by the strong results in real estate activities, as we sold 12,335 hectares, with a total nominal value of R$415.1 million, representing a gain of R$243.6 million, which positively impacted the Company’s consolidated results.

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

Financial income (expenses), net

Financial income increased R$10.3 million from R$320.2 million for the year ended June 30, 2022 to R$330.5 million for the year ended June 30, 2023, and financial expenses decreased R$48.4 million from R$373.0 million for the year ended June 30, 2022 to R$324.6 million for the year ended June 30, 2023. The consolidated financial result decreased from R$(52.8) million for the year ended June 30, 2022 to R$(5.8) million for the year ended June 30, 2023. The variation in financial income (expenses), net is mainly attributable to:

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

B.	Liquidity and Capital Resources

As of June 30, 2024, we held R$193.9 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, R$19.7 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

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

The investments made in the fiscal year ended June 30, 2024 totaled R$202.1 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

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

The table below presents our cash flows for the periods indicated (*)

	Year ended June 30,
	2024	2023	2022
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows from operating activities	79,422	155,733	205,178
Net cash flows from (used in) investment activities	(27,846)	55,044	(89,729)
Net cash flows from (used in) financing activities	(265,799)	(261,057)	(737,800)
Net change in cash and cash equivalents	(214,223)	(50,280)	(622,351)

Years ended June 30, 2024 and 2023

Operating activities: Net cash generated from operating activities was R$79.4 million in the fiscal year ended June 30, 2024, compared to R$155.7 million in the fiscal year ended June 30, 2023. The main factors for this 49% reduction were: (i) drop in commodity prices, which negatively impacted biological assets by R$32.3 million; (ii) exchange rate variation, which impacted the fair value variation of receivables from farm sales and other financial liabilities; and (iii) decrease in inventories of R$60.8 million, related to the acquisition of inputs for the 2024/2025 crop.

Investing activities: Net cash used in investing activities was R$27.9 million in the fiscal year ended June 30, 2024, compared to net cash generated by investing activities of R$55.0 million in the fiscal year ended June 30, 2023. This variation is explained by the redemption of securities and financial assets.

Financing activities: Net cash used in financing activities was R$265.8 million in the fiscal year ended June 30, 2024, compared to R$261.1 million in the fiscal year ended June 30, 2023. This increase is explained by the increase in loans, financing, and receipt of proceeds from debentures, which was offset by the payments of loans and financings made during the period.

Years ended June 30, 2023 and 2022

Operating activities: Net cash generated from operating activities was R$201.8 million for the fiscal year ended June 30, 2023, compared to R$205.2 million for the fiscal year ended June 30, 2022. This decrease was primarily due to: (i) adjustments to reconcile the amount of R$78.2 million related to the adjustment of the fair value of unrealized biological assets and agricultural products in the year ended June 30, 2023, compared to R$549.8 million in the year ended June 30, 2022; (ii) adjustments to reconcile the amount of R$47.2 million related to the fair value of changes in accounts receivable from farm sales and other financial liabilities, compared to R$31.6 million in the year ended June 30, 2022; and (iii) a decrease in the amount of R$44.7 million in customer accounts, which consider all income from commodities and farm sales, in the year ended June 30, 2023, due to decreased profitability and falling selling prices, which adversely affected customer accounts receivable and farm sales receivables, compared to a decraese of R$110.5 million in the year ended June 30, 2022.

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

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and leases) was R$681.9 million as of June 30, 2024, compared to R$554.6 million as of June 30, 2023. Our short-term indebtedness as of June 30, 2024, amounted to R$177.3 million, compared to R$198.2 million as of June 30, 2023. Our long- term indebtedness as of June 30, 2024, was R$504.6 million, compared to R$356.4 million on June 30, 2023. Of the total indebtedness outstanding as of June 30, 2024, 73.9% consisted of long-term debt, compared to 64.3% as of June 30, 2023.

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

On November 16, 2023, we issued 165,000 non-convertible debentures of a single series, in the agregate principal amount of R$165 million, maturing in 2030. The debentures will be amortized in November of each year from 2027 until 2030. Interest of 12.16% p.a. will be payable over the principal amount, which will be paid in seven annual installments. The debentures are guaranteed by a collateral in the form of a fiduciary sale of properties owned by the Company registered under registration numbers 6,254 and 6,267 at the General Property Registry Office of the District of Correntina – BA.

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investment properties. Failure by us to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2024 and as of the date of this annual report, we were in compliance with these covenants.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2024.

		Annual interest rates and charges - %
	Index	2024	2023	2024	2023
Financing for agricultural costs	Fixed rate	10.62%	10.10%	100,416	149,404
Financing for agricultural costs	Fixed rate + CDI	CDI + 1.22%	-	3,795	-
Financing for agricultural costs (USD)	Fixed rate	5.47%	3.66%	16,450	11,566
Financing for agricultural costs (Paraguayan guarani)	Fixed rate	11.15%	9.07%	16,458	12,590
Bahia Project Financing	Fixed rate	7.55%	7.33%	29,664	28,734
Financing of working capital (USD)	Fixed rate	8.63%	8.63%	25,739	24,771
Financing of Machinery and Equipment – FINAME	Fixed rate	9.05%	9.05%	3,060	2,808
Financing of sugarcane	Fixed rate	6.34%	6.35%	21,291	28,281
Debentures	Fixed rate + IPCA	IPCA+5.37%	IPCA+5.37%	296,502	301,767
Debentures	Fixed rate	12.16%	-	176,263	-
(-) Transaction costs				(7,700)	(5,283)
				681,938	554,638
Current				177,311	198,213
Non-current				504,627	356,425

Changes in loans and financing during the year ended June 30, 2024 as follows:

	2023	Contracting	Payment of Principal	Payment of Interest	Appropriation of Interest	Foreign Exchange Variation	Total as of June 30, 2024

Agricultural Cost Financing (reais)	149,404	188,094	(231,140)	(19,806)	17,659	-	104,211
Agricultural Cost Financing (Paraguayan guarani)	24,156	19,183	(14,836)	(2,283)	1,975	4713	32,908
Bahia Project Financing	28,734	-	(1,045)	(84)	2,059	-	29,664
Working Capital Financing	24,771	4,976	(7,755)	(2,374)	2,326	3,795	25,739
Financing of Machinery and Equipment – FINAME	2,808	-	-	-	252	-	3,060
Sugarcane Financing	28,281	75,000	(81,907)	(1,823)	1,740	-	21,291
Debentures	301,767	165,000	(14,250)	(17,503)	37,751	-	472,765
Transaction costs	(5,283)	(4,196)	-	-	1,779	-	(7,700)
	554,638	448,057	(350,933)	(43,873)	65,541	8,508	681,938

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2024 were R$104.0 million, of which R$1.6 million is related to land acquisition, R$99.9 million is related to construction in progress, mostly for the clearance of areas, and R$1.3 million is related to the opening and preparation of areas for cultivation and buildings and for improvements of the farm facilities.

All of our capital expenditures to date have been made as planned and according to the normal course of our operations.

Contractual Obligations

The following table summarizes the material sales contracts for future delivery with certain of our customers as of June 30, 2024:

Consolidated
Product	Delivery date	Quantity	Agreements	Unit	Currency	Price
2023/24 Crop
Soybean	Apr-Oct 2024	297,668	6	Bags	R$	126.09
Soybean	Apr-Oct 2024	416,667	6	Bags	US$	22.32
Soybean	Apr-Oct 2024	83,333	3	Bags	**	**
Cotton lint	Jul-Dec 2024	3,871	5	Ton	US$	1,915.05
Cotton lint	Jul-Dec 2024	2,000	4	Ton	**	**
Corn	May-Dec 2024	7,215,000	4	Bags	R$	51.54
Corn	May-Dec 2024	1,233,333	1	Bags	US$	7.40
Sugarcane	Apr-Dec 2024	1,031,461	1	Ton	*	*
2024/25 Crop
Soybean	Jan-Feb 2025	166,667	2	bags	**	**
Cotton lint	Aug-Oct 2025	3,703	2	ton	**	**

**	The price applied in sugarcane sales varies according to the Consecana price of the month invoiced.

With respect to sugarcane contracts denominated in Brazilian reais, we are committed to delivering 1,250,000 tons, but if productivity exceeds this amount, we expect to sell and deliver the surplus to the same customer.

The following table summarizes our material contractual obligations and commitments as of June 30, 2024:

			Maturities per period
	Book Value	Contractual Value	Less than One Year	One to Two Years	Three to Five Years	More than Five Years
			(in R$ thousands)
Trade accounts payable	67,192	67,192	67,192	-	-	-
Derivatives	87,068	87,068	69,190	17,880	-	-
Loans, financing and debentures (1)	681,938	904,321	205,253	61,010	537,641	100,420
Lease payables	286,605	444,021	75,481	126,800	174,720	66,980
Related-party transactions	9,275	9,275	-	9,275	-	-
Acquisitions payable (2)	32,913	32,913	8,357	24,560	-	-

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2024. See “Indebtedness and Cash and Cash Equivalents.”

(2)	See “Item 7—B. Related Party Transactions.”

Equity

Our total equity amounted to R$2,179.7 million as of June 30, 2024 and R$2,197.1 million as of June 30, 2023.

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

According to a report released in September 2023 by the United States Department of Agriculture (“USDA”), the soybean global production is forecasted at a record395million tons for the 2023/24 crop year, and Brazil’s production estimate was raised to a record 153.0 million tons. As of September 2023, Brazilian soybean producers have already sold almost 42% of expected production at higher prices due to the weaker Brazilian real and stronger Chinese demand.

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

For a description of the effects of the ongoing conflict between Russia and Ukraine on our results of operations, see “—Operating Results—Impact of the Ongoing Conflict between Russia and Ukraine and the Conflict between Israel and Hamas.”

E.	Critical Accounting Estimates

For information with respect to critical accounting estimates, see note 4 to our financial statements.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

Our board of directors is responsible for establishing our overall business plan, guidelines and policies, including our long-term strategy, guiding strategic directions and making business decisions aligned with our organizational purpose, ensuring the fulfillment and promotion of an ethical culture centered on our principles and values, creating sustainable long-term value, balancing stakeholder demands, overseeing our performance, supervision of our executive officers, thereby exemplifying best practices in corporate governance.

Pursuant to our bylaws, our board of directors consists of a minimum of five and a maximum of nine members. Election of our directors is made at annual shareholders’ meetings. As of the date of this annual report, five of our directors, namely Eduardo Elsztain, Alejandro G. Elsztain, Saul Zang, Matias Gaivironski and Alejandro Casaretto. as their alternate members Carolina Zang, Miguel Falcón and João de Almeida Sampaio Filho, were nominated by Cresud, which is our significant shareholder. The members of our board are elected at the shareholders’ meeting for a term of approximately two years, reelection being permitted. A director must remain in office until replaced by a successor unless resolved otherwise at the shareholders’ meeting or by the board of directors.

Under Novo Mercado regulations and our bylaws, a minimum of 20% of the members of our board of directors must be independent (as such term is defined under Novo Mercado regulations). However, two directors must be independent if nine members are elected to our board. Prior to taking office, our board members are required to sign an agreement to comply with the Novo Mercado regulation.

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

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 24, 2023	64
Alejandro G. Elsztain	Director	October 24, 2023	58
Saul Zang	Director	October 24, 2023	78
Isaac Selim Sutton	Director	October 24, 2023	65
Matias Gaivironski	Director	October 24, 2023	48
Alejandro Casaretto	Director	October 24, 2023	72
Efraim Horn	Director	October 24, 2023	44
Eliane Aleixo Lustosa de Andrade	Director	October 24, 2023	61
Isabella Saboya de Albuquerque	Director	October 24, 2023	54

*	Ms. Carolina Zang and Mr. Miguel Falcón were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following members of the Board of Directors: Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saúl Zang and Alejandro Casaretto.

Mr. João de Almeida Sampaio Filho was elected to the position of alternate member of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following member of our Board of Directors: Mr. Matias Gaivironski.

Mr. Ricardo de Santos Freitas was elected to the position of first alternate member of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following members of our Board of Directors: Messrs. Issac Selim Sutton and Efraim Horn, Members of our Board of Directors.

Ms. Janine Meira Souza Koppe was elected to the position of alternate member of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following member of our Board of Directors: Ms. Eliane Aleixo Lustosa de Andrade.

Mr. Sérgio Werneck Filho was elected to the position of alternate member of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following member of our Board of Directors: Ms. Isabella Saboya de Albuquerque.

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

Alejandro Gustavo Elsztain is the Vice-Chairman of our Board of Directors and also a member of our Executive Committee, Compensation Committee and Finance Committee. He has extensive experience in management positions in agricultural and real estate companies in Argentina. He is currently the CEO of Cresud S.A.C.I.F.y A. and Second Vice-President of IRSA Inversiones y Representaciones Sociedad Anónima, and also holds other management positions in real estate and agricultural companies in Argentina. He holds a degree in Agricultural Engineering from the University of Buenos Aires and an Advanced Management Program degree from Harvard Business School.

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

Isaac Selim Sutton is a member of our Board of Directors and also a member of our Audit Committee, and Finance Committee. He has extensive experience in management and finance, mergers and acquisitions, fundraising, and strategic consulting for shareholders and boards of directors. He is the founder and current CEO of BH26 Gestão e Finanças. Additionally, he is also a member of the Board of Directors of Eco Brasil Florestas. He holds a degree in Economics from the University of São Paulo (USP).

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

Eliane Aleixo Lustosa de Andrade is a member of our Board of Directors and also a member of our Finance Committee. She has extensive experience in economics, finance, mediation, and arbitration, as well as corporate governance. Currently, she is a member of the Boards of Directors of Bunge, Aegea, and BrasilAgro, as well as a member of the Arbitration Chambers of B3 - Brasil, Bolsa, Balcão, the Brazilian Center for Mediation and Arbitration - CBMA, and the Brazilian Chamber of Resolution and Conflict Resolution in Energy and Mining. Additionally, she is a board member of the Institute of Labor and Society Studies - IETS, a nonprofit institution. She holds a degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), a master’s degree in economics from PUC-RJ, and a Ph.D. degree in Finance from the Department of Industrial Engineering at PUC-RJ. She is a certified Board Member by IBGC and by the ESG Competent Boards. Ms. Eliane Aleixo Lustosa de Andrade was nominated by CCR to assume the presidency of the CCR Institute – ICCR.

Isabella Saboya de Albuquerque is a member of our Board of Directors and also a member of our Compensation Committee. She has extensive experience in corporate law, capital markets, and corporate governance. She is currently a board member at Brasilagro, Klabin, Wiz Co and compensation committee member at Brasilagro and Wiz Co. She was previously a board member at Vale (2017/21), Head of Audit Committee at Vale (2020/21), Board Member and Head of Audit Committee at Br Malls (2016/17), Board Member at IBGC (2016/19) and Panvel (2006/08). She was also an Executive Partner in asset management at JBI and IP - Investidor Profissional, an Advisor to the Chariman at CVM (2000/01), Head of Equity Research at Banco Icatu (1999-2000) and a senior equity analyst at Banco Icatu (1995-2000), with active participation in main corporate governance developments in Brazil, including Corporate Law reform, Novo Mercado, Stewardship Code and IBGC. She holds a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ (1993), a CFA since 2000, a Certified Board Member certification from IBGC since 2016 and the Global ESG Competent Boards Certification since 2021.

Board Committees

Pursuant to our bylaws, in order to assist with the fulfillment of its duties, our Board of Directors has adopted three advisory statutory committees (Compensation Committee, Executive Committee and Statutory Audit Committee) and one non-statutory committee (Finance Committee). Additional committees may be created by resolution of the Board of Directors. Our board committees act with the purpose of advising our Board of Directors and do not have binding decision-making power over it. The committees are comprised of members appointed by the Board of Directors from among the members of our management and/or other people directly or indirectly linked to the Company.

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

The Compensation Committee is currently composed of the following members of our board of directors, all of whom were elected on November 7, 2023 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2025: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isabella Saboya de Albuquerque.

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

Finance Committee

Our Finance Committee was previously called Risk Committee. The change of name from Risk Committee to Finance Committee was approved at a meeting of the Board of Directors on November 7, 2023. The responsibilities of the Finance Committee remained the same. The purpose of the change was to clearly distinguish between finance-related matters and risk management responsibilities.

The Finance Committee performs advisory functions related to finance, capital markets, foreign exchange operations, commodities, pricing, securitization, investment planning, budgeting, debt management, exposure and financial risks, and other finance-related matters. Its role is to assist the Board of Directors in its capacity as a supervisory body by providing opinions on and periodically reviewing certain strategic and/or financial matters of the Company.

The Finance Committee operates on a permanent basis and is comprised of four members, three of whom are members of the Board of Directors, and one is an external member, who are appointed and may be dismissed by the Board of Directors.

Currently, the Finance Committee is composed of the following members of our Board of Directors, all of whom were elected on November 7, 2023 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2025: (i) Alejandro G. Elsztain, (ii) Isaac S. Sutton, (iii) Eliane A. Lutosa de Andrade and (iv) Rafael Espínola de Vasconcelos.

Below is a brief biography of the member of our Finance Committee who is not a member of our Board of Directors:

Rafael Espínola de Vasconcelos is a member of our Finance Committee. He has extensive experience in the financial markets, with over 13 years of experience in the real estate and energy sectors. He began his career at Banco CR2, managing real estate investment funds and later worked on the IPO of CR2 Empreendimentos, overseeing projects valued at over R$500 million. In 2010, he joined Polo Capital, where he structured numerous investment funds and managed projects exceeding R$1 billion across Brazil. Since 2016, he has been working at Grupo Plural, managing investment vehicles. Mr. Vasconcelos is also a registered securities portfolio manager with the CVM, holds a Private Equity certification from The Wharton School, an MBA in Real Estate and Civil Construction Management from FGV/RJ, and a degree in Mechanical Engineering from UFRJ.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief Executive Officer	October 29, 2024	October 29, 2025	50
Gustavo Javier Lopez	Chief Financial Officer and Investor Relations Officer	October 29, 2024	October 29, 2025	57

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

Family Relationship among our Directors and Officers

Eduardo S. Elsztain, the chairman of our board of directors and a member of the Executive Committe, and Alejandro G. Elsztain, the vice-chairman of our board of directors and a member of the Compensation Committee, Finance Committee and Executive Committe, are brothers.

Saul Zang, a member of our board of directors and of the Executive Committee and Compensation Committee, is Carolina Zang’s father, an alternate member of our Board of Directors.

B.	Compensation

Pursuant to our bylaws, the total amount of compensation paid to the members of our board of directors, fiscal council, and executive officers, in the aggregate, is set annually at the general shareholders’ meeting. Our directors, pursuant to the recommendation of the compensation committee, allocate aggregate compensation among our executive officers and directors. Although our executive officers are entitled to fixed compensation and a bonus depending on individual and company performance, the compensation of the fiscal council and audit committee members is fixed. The bonus is paid to our executive officers based on the achievement of certain individual and company targets.

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the fiscal year ended June 30, 2024 was R$15.2 million, comprised of a fixed amount of R$12.2 million, a bonus paid to our executive officers in the amount of R$1.9 million and R$1.0 million as share-based compensation paid to our executive officers pursuant to our Long Term Incentive Plan based on Shares. The compensation to the board of directors was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2024 fiscal year was R$0.3 million.

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

The Long-Term Stock-Based Incentive Program No. 3, or Program No. 3, was established under the Plan and was duly approved at the Board of Directors meeting held on December 4, 2023. Program No. 3 was approved with the purpose of establishing a share bonus to the participants of the program to: (i) stimulate the expansion, success and achievement of the Company’s objectives; (ii) encourage participants to contribute substantially to the Company’s success; (iii) align the interests of the Company’s shareholders with those of the participants; (iv) provide the Company with a competitive differential in relation to the market with respect to variable compensation; and (v) encourage the retention of key executives and key employees of the Company. The shares granted under Program No. 3 were only delivered to the elected participants who achieved the key performance indicators (KPIs), the time limits and other conditions described in the program. The maximum number of shares that each participant received varied depending on the dividends declared by the Company during the vesting period of Program No. 3, the position held by each participant and other applicable conditions. The vesting period of Program No. 3 started on July 1, 2023 and will end on June 30, 2026.

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

Fiscal Council

Under Brazilian corporate law, the Conselho Fiscal, or fiscal council is a corporate body independent from our management and our independent auditors. Its primary responsibilities are monitoring management and board activities, reviewing our financial statements, and reporting its findings to our shareholders at shareholders’ meetings.

The fiscal council also operates pursuant to its charter (regimento interno) and pursuant to Brazilian corporate law. Appointment and removal of the external auditors and resolution of disagreements between management and the external auditors regarding financial reporting, among other functions, are the exclusive responsibility of the Board of Directors pursuant to Brazilian corporate law.

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

In addition, minority shareholders representing a minimum of 10% of our voting shares are entitled to elect one fiscal council member and his or her alternate by a separate vote. Our fiscal council must not have members of our board of directors, our executive officers, or our employees or of any subsidiary or a company under common control with us, or spouses or close family members of our directors and officers. Brazilian corporate law requires fiscal council members to receive compensation of at least 10% of the average annual amount paid to our officers, which excludes benefits and other allowances, or profit sharing, if any.

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Ivan Luvisotto Alexandre	Fiscal Council member	October 22, 2024	October 22, 2025
Geraldo Affonso Ferreira Filho	Fiscal Council member	October 22, 2024	October 22, 2025
Marcos Paulo Passoni	Fiscal Council member	October 22, 2024	October 22, 2025
Leonardo de Paiva Rocha	Fiscal Council alternate member	October 22, 2024	October 22, 2025
Ariane Cristina Vilalta	Fiscal Council alternate member	October 22, 2024	October 22, 2025
Luis Fernando Oliveira Fernandes da Silva	Fiscal Council alternate member	October 22, 2024	October 22, 2025

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

Geraldo Affonso Ferreira Filho is a member of our Fiscal Council. He has extensive experience in the international forest-based industry, gained in senior leadership positions at large national and multinational companies in Brazil and Asia. He is a specialist in Corporate Governance and Socio-Environmental Sustainability. He serves as a member of the Statutory Audit Committees of SPTrans and CET - Companhia de Engenharia de Tráfego, and, on a pro bono basis, he is a member of the Executive Committee of the Brazilian Stewardship Code and co-founder of the Governance Confraternity. He holds a degree in Economics from the Pontifical Catholic University of Campinas (PUCCamp) and an MBA from the FIA Business School. He is a Certified Board Member by IBGC.

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

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
	2024		2023		2022
Location	BrasilAgro	Outsourced workers	BrasilAgro	Outsourced workers	BrasilAgro	Outsourced workers
Head Offices/São Paulo	82	8	92	9	91	7
Araucária Farm	0	0	5	50	11	63
Alto Taquari Farm	11	88	8	100	12	118
Chaparral Farm	39	216	6	109	37	103
Nova Buriti Farm	2	0	10	0	2	0
Jatobá Farm	11	11	12	2	11	0
Preferência Farm	24	18	41	21	24	31
Avarandado Farm	12	51	2	91	8	26
Xingu Farm	36	175	11	100	44	127
São José Farm	61	490	24	609	50	430
Arrojadinho Farm	23	129	9	71	20	51
Serra Grande Farm	8	38	33	32	8	42
Alto da Serra Farm	5	244	55	0	31	0
Panamby Farm	13	30	*	47	*	24
Regalito Farm	9	37	*	55	*	36
São Domingos Farm	10	46	*	34	*	0
AgriMAQ	33	6	55	1	31	1
Overseas employees	50	216	27	226		466
Total	429	1803	390	1557	350	1525

	As of June 30,
	2024		2023		2022
Location	BrasilAgro	Outsourced workers	BrasilAgro	Outsourced workers	BrasilAgro	Outsourced workers
Head Offices/São Paulo	82	252	92	9	87	7
Goiás	0	0	10	50	26	63
Mato Grosso	97	381	83	337	42	306
Bahia	113	375	120	203	123	185
Piauí	20	89	17	123	17	68
Maranhão	62	490	55	609	44	430
Minas Gerais	2	0	2	0	2	0
Overseas employees	50	216	27	226		466
Total	426	1803	406	1557	341	1525

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2024.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Jan. 2025
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2025
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2025
Serra Grande	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2025
Preferência	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2025
Arrojadinho	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2025
Avarandado	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2025
Regalito	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2025
Panamby	Sindicato dos Trabalhadores Rurais de Querência - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2025
São Domingos	Sindicato dos Trabalhadores Rurais de Comodoro - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2025
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	Feb. 2025
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2025
Partnership V	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	Apr. 2025
Alto da Serra	Sindicato dos Trabalhadores e Trabalhadoras Rurais de Brotas	Profit Sharing Program Overtime compensation(1)	Apr. 2025
AgriMAQ MT	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	Apr. 2025
AgriMAQ BA	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2025

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of our fiscal council as of September 30, 2024.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
André Guillaumon	116,408	0.11%
Gustavo Javier Lopez	93,766	0.09%
Directors
Eduardo S. Elsztain (1)	35,138,225	34.22
Alejandro G. Elsztain	742,270	0.72%
Saul Zang	100	*
Isaac Selim Sutton	100	*
Matias Gaivironski	—	—
Alejandro Casaretto	—	—
Isabella Saboya
Efraim Horn	—	—
Eliane Aleixo
Fiscal Council Members
Ivan Luvisotto Alexandre	—	—
Geraldo Affonso Ferreira Filho	—	—
Statutory Audit Committee Member
Fabiano Nunes Ferrari	—	—

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our fiscal council and audit committee do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2024.

Shareholder	Number of Common Shares	Percentage (%)
Cresud(1)	35,138,225	34.22
Cresud	35,138,225	34.22
Agro Managers(2)	1,000	0.00
Charles River Capital(3)	10,317,481	10.05
Elie Horn/Cape Town(4)	6,098,269	5.94
Cape Town LLC	5,156,819	5.02
Elie Horn	941,450	0.09
Directors and Executive Officers	952,844	0.93
Treasury	3,067,987	2.99
Others(5)	46,366,368	45.15
Total	102,683,444	100.00

(1)	As of June 30, 2024, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA. Finally, Mr. Elsztain directly holds 38.7% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our Board of Directors and the Board of Directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.

(2)	Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)	Consolidated position of the funds managed by Charles River Capital.

(4)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(5)	Considers all remaining shareholders with an individual position of less than 5%.

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

As of June 30, 2024, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA. Finally, Mr. Elsztain directly holds 38.7% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

Charles River Capital

Charles River Capital is a Brazilian independent asset manager based in Rio de Janeiro. It manages mutual funds and single-investor funds under Brazilian applicable law.

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

Major Changes in Share Ownership

Purchase and Sale of our Common Shares by Charles River Capital

On October 18, 2021, Charles River Capital disclosed that their ownership exceeded 10% of our outstanding common shares. Immediately after the acquisition, 10,792,678 shares, or 10.5% of our outstanding common shares.

On November 18, 2021, Charles River Capital disclosed that their ownership decreased by less than 10% of the Company’s outstanding shares. The common outstanding shares of the Company owned by the funds managed by Charles River Capital reached 9,547,578 shares, equivalent to a 9.33% ownership.

On September 25, 2023, Cresud S.A.C.I.F.Y.A. disclosed that it decreased its shareholding position in the Company, reaching 35,081,184 shares, equivalent to 34.27% of the common shares issued by Company.

On February 15, 2024, Charles River Capital disclosed that their ownership has exceeded 10% of the Company’s outstanding shares. The common outstanding shares of the Company owned by the funds managed by Charles River Capital reached 10,281,388 shares, equivalent to a 10.01% ownership.

ADRs

As of September 30, 2024, we had 30,604,033 shares representing ADRs, which were held in the United States by one holder of record.

B.	Related Party Transactions

We adhere to the corporate governance practices recommended and required under applicable law, including under the rules and regulations of the Novo Mercado and the B3 and Brazilian corporate law.

Decisions regarding transactions entered into among us or our affiliates, on the one hand, and related parties, as defined by the CVM Resolution No. 94/2022, as amended, on the other hand, shall be made in accordance with our bylaws, our policy on related party transaction (enacted at the Board of Directors meeting held on September 1, 2022) and applicable law. Our policy on related party transactions provides that in the first thirty days of each fiscal year, all persons to whom the policy is applicable must provide a statement to our compliance office informing all individuals and legal entities that may be considered related parties. In addition, our compliance office must classify each and all transactions with related parties, sending them to the competent management office, specifying the amount involved and considering the following: (i) our executive officers are responsible for approving any transaction with related parties in an amount lower than R$5.0 million, individually or in a series of related transactions carried out in a period of twelve months; (ii) after consulting with our Audit Committee, our Board of Directors is responsible for approving any transaction with related parties representing an amount equal to or greater than R$5.0 million, individually or in a series of related transactions carried out in a period of twelve months; and (iii) our shareholders are responsible for approving any transaction with related parties representing an amount equal to or greater than 50% of the value of the Company’s total assets included in the last approved financial statements.

We, our shareholders, our directors and officers, and the members of our fiscal council are required to submit to arbitration for any dispute relating to the application, legality, effectiveness, interpretation, violation and effects of violation of the provisions in the agreement for participation in the Novo Mercado listing segment, and to the Novo Mercado listing rules, the arbitration regulation instituted by the B3, the provisions of Brazilian corporate law, our bylaws, the rules of the National Monetary Council (Conselho Monetário Nacional), or CMN, and the Central Bank, the regulations of the Securities Commission (Comissão de Valores Mobiliários), or CVM, and the B3 and other rules generally applicable to the Brazilian capital markets. Any such dispute should be settled by arbitration by the B3 Arbitration Chamber.

According to Chapter 12 of this rule, the parties may consent to agree to use another arbitration chamber or forum to resolve their disputes.

For additional information with respect to transactions with related parties, please refer to note 30 to our financial statements.

Investment in Agrofy

In October 2019, we made an investment of US$1.0 million in Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers. As of June 30, 2024, Cresud held a 18.6% stake in the share capital of Agrofy.

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

As of June 30, 2024, Moroti owned 59,585 hectares of which 34,053 were arable.

Acquisition of Companies in Bolivia

On December 20, 2020, the Company and Cresud, through its subsidiaries Agropecuária Santa Cruz de La Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A. and Codalis S.A., entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”). These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Las Londras and La Primavera.

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

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2024, we were defendants in 70 pending legal and administrative proceedings, of which 13 are environmental proceedings, 35 are labor proceedings, 18 are tax proceedings, and four are civil proceedings. Also, as of June 30, 2024, we were plaintiffs in 19 pending legal and administrative proceedings, of which one is an environmental proceeding, four are tax proceedings and 11 are civil proceedings.

As of June 30, 2024, we had total provisions of R$0.7 million for probable losses, including R$0.67 million for labor proceedings and R$0.03 million for environmental proceedings. We believe that our provisions for contingencies are sufficient for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

We do not expect probable losses to result from our civil and tax proceedings currently in progress.

Among our legal and administrative proceedings as of June 30, 2024, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$1.0 million).

Environmental Proceedings

We are co-defendants in a environmental lawsuit filed on June 13, 2023 by the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or IBAMA) in the 1st Civil and Criminal Judicial Federal Court of Rondonópolis, state of Mato Grosso, requesting (i) the reparation of presumed environmental damages resulting from the operation of a potentially polluting activity by the former property owners, without a license issued by the competent authority, (ii) the reparation of damages caused by the use of the embargoed area and (iii) the environmental regularization of 346,3949 hectares, which are under alternative land use when they should be treated as legal reserve land. We presented our defense on July 3, 2024 and are awaiting a decision in this lawsuit. The total amount involved in the claim is R$8.4 million. Our management, based on the opinion of external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding.

We are the plaintiff in a civil lawsuit (Ação Declaratória de Nulidade) filed on September 16, 2024 with the 2nd Federal Court of the Judicial Section of Piauí against the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or IBAMA). BrasilAgro’s request in this lawsuit is to declare the nullity of an infraction notice issued by IBAMA, which affects part of the Serra Grande farm. The court granted a preliminary injunction (Tutela Cautelar) to suspend the effects of the infraction notice and the embargo term until a decision on the merits is rendered in the case. We are awaiting a decision in this lawsuit. The total amount involved in the claim is R$2.7 million. Our management, based on the opinion of external legal counsel, considers the chance of loss as possible. We have not made any provision in connection with this proceeding.

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

We are co-defendants in a lawsuit for damages brought on March 14, 2013 by the widow of an individual who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013. We are waiting for the decision that will start the discovery phase in the lawsuit with respect to evidence production requested by the parties. The total amount involved in the suit, as claimed by the plaintiff, is R$1.9 million and our chances of loss have been classified as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Agropecuaria Acres del Sud S.A. is the plaintiff in a lawsuit in Bolivia that seeks the invalidation of the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, by which the National Institute for Agrarian Reform and National Service for Protected Areas (Instituto Nacional de Reforma Agrária e Servicio Nacional de Areas Protegidas) (INRA) (i) determined that the “Acres del Sud” fraction (previously known as Las Londras I, Las Londras II, and Las Londras III), is superimposed on the Guarayos Forest Reserve, declaring the illegality of the possession of Agropecuaria Acres del Sud S.A. regarding the property called Acres del Sud with respect to an area of 4,435.1 hectares and (ii) declared it as non-available fiscal land, leaving only 50 hectares remaining out of a total of 4,485.1 hectares. On September 13, 2023, the Agro-Environmental Court dismissed the lawsuit as unfounded, while reaffirming the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021. On January 15, 2024, Agropecuaria Acres del Sud S.A. filed a constitutional proceeding (Acción de Amparo Constitucional) to dismiss the ruling issued by the Agro-Environmental Court on September 13, 2023. On January 25, 2024, the Fourth Constitutional Chamber of the Departmental Court of Justice issued a decision (Sentencia No. 04/24), granting protection to Agropecuaria Acres del Sud S.A., thereby nullifying part of the lawsuit pending before the Agro-Environmental Court, including the ruling issued by the Agro-Environmental Court on September 13, 2023, so that the Agro-Environmental Court can issue a new ruling. We are awaiting the Agro-Environmental Court to reconsider the case and issue a new ruling. Our management, based on the opinion of our external legal counsel in Bolivia, considers that our chance of loss is possible. If we are unsuccessful and the decision is not reversed, we expect that it would have an adverse impact on us of approximately US$13.0 million. We have not made any provision in connection with this proceeding.

We are subject to an administrative inspection proceeding filed on May 10, 2016 by Instituto Nacional de Colonização e Reforma Agrária – INCRA (National Institute of Colonization and Agrarian Reform), which aims to investigate whether the Company acquired rural properties in non-compliance with Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU. The Company has provided explanations and documents, stating that there was no violation of Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU. An eventual conclusion by INCRA that the Company acquired rural properties in non-compliance with Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU could affect the Company’s business model. From an economic and financial standpoint, INCRA’s final decision may be used as a basis for filing an potential lawsuit to challenge the acquisition of certain properties, including seeking their forced sale, which could adversely affect us. Our management, based on the opinion of our external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Agropecuaria Acres del Sud S.A. is the plaintiff in a possessory lawsuit in Bolivia (Demanda por Avasallamiento de Predio Productivo) that seeks the reinstatement of possession of the property known as “Acres del Sud,” which is illegally occupied by third parties. We are awaiting a decision in this lawsuit. In connection with it, our subsidiary Agropecuaria Acres del Sud S.A. is also the plaintiff in a precautionary proceeding (Medida Precautoria) that seeks a precautionary measure allowing Agropecuaria Acres del Sud S.A. to carry out agricultural operations on the property known as “Acres del Sud” without interference from the occupiers. The competent court (Juzgado Agroambiental de San Ramón) granted our request for precautionary relief to determine that the occupiers should be removed from this property. This decision has not yet been enforced. Our management, based on the opinion of our external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding.

We are co-defendants in a popular civil lawsuit (Ação Popular) filed on July 29, 2024 by the plaintiff Mr. Ricupero with the 10th Federal Civil Court of São Paulo, in the Judicial Subsection of São Paulo. The plaintiff argued that BrasilAgro should be considered as a foreign company in Brazil, and for this reason, it may not acquire or lease rural properties without prior authorization from the Instituto Nacional de Colonização e Reforma Agrária (INCRA) or the Brazilian National Congress. The claims of the plaintiff consist of declaring the nullity of the acts of acquisition of shares representing the capital of BrasilAgro by foreign individuals and legal entities or those treated as foreign, or, alternatively, declaring the nullity of the acquisitions and leases of rural properties made without the authorizations required by Brazilian law. We have not yet formally received service of process with respect to this lawsuit. The total amount involved in the claim cannot yet be calculated. Our management, based on the opinion of our external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding and depending on the final decision in this lawsuit.

Tax Proceedings

We are defendants in an administrative proceeding filed on January 11, 2021, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of income tax withheld at the source (Imposto de Renda Retido na Fonte) (IRRF) for the calendar year 2016, due to alleged insufficient tax collection under code 0561 (income from salaried work) and code 0588 (income from work without employment). We have filed our defense. The total amount involved in the claim is R$1.9 million, and our management, based on the opinion of external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding. We are currently waiting for the review of the defense presented.

Our subsidiary Imobiliária Jaborandi Ltda. is a defendant in an administrative proceeding filed on July 21, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary corporate income tax (Imposto de Renda Pessoa Jurídica) (IRPJ) and social contribution on net profit (Contribuição Social sobre o Lucro Líquido) (CSLL) for the calendar year 2019. According to the Internal Revenue Service, alleged irregularities had been detected regarding the collection of the aforementioned taxes, since the company had allegedly: (i) improperly applied a coefficient of presumption of the presumed profit on the capital gain obtained on the sale of part of Jatobá Farm (rural property), because the revenue in question would not derive from its activity, and (ii) not offered financial income and rental income to taxation. On September 6, 2023, Imobiliária Jaborandi Ltda. filed its defense. The total amount involved in the claim is R$218 million, and our management, based on the opinion of external legal counsel, considers our chance of loss as remote. We have not made any provision in connection with this proceeding. We are currently waiting for the judgment of the defense presented.

Our subsidiary Agrifirma Bahia Agropecuária Ltda. is a defendant in an administrative proceeding filed on August 18, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary rural land tax (Imposto Territorial Rural) (ITR) for the calendar year 2019 in relation to a rural property. We filed our defense on September 26, 2023, and we are awaiting the ruling from the administrative authority. The total amount involved in the claim is R$1.2 million. Our management, based on the opinion of our external legal counsel, considers our chance of loss as remote. We have not made any provision in connection with this proceeding.

Our subsidiary Agrifirma Agro Ltda. is a defendant in an administrative proceeding filed on December 18, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary rural land tax (Imposto Territorial Rural) (ITR) for the calendar year 2020 in relation to a rural property. We filed our defense on February 15, 2024, and we are awaiting the ruling from the administrative authority. The total amount involved in the claim is R$1.6 million. Our management, based on the opinion of our external legal counsel, considers our chance of loss as remote. We have not made any provision in connection with this proceeding.

We are defendants in an administrative proceeding filed on May 8, 2024, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of Employer’s Social Security Contribution (employer’s share) related to the periods of February, April, June, August, and September 2020, as well as May and September of 2021. We filed our defense on June 7, 2024, and we are awaiting the ruling from the administrative authority. The total amount involved in the claim is R$3.6 million. Our management, based on the opinion of our external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding.

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

The distribution of dividends for the year ended June 30, 2024 was approved at our shareholders’ meeting held on October 22, 2024 in the amount of R$155.0 million, or R$1.56 (US$0.30) per share. The dividends are payable within 30 days to holders of record of our shares as of October 22, 2024.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2024, we had R$98.2 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2024, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2024, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2024, we had R$338.5 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2024, we had no funds allocated to retained earnings reserves.

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

Goodwill on share issue: the reserve of goodwill from the issue of shares was created upon the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between capital increase and equity increase. The capital increase was calculated based on the shareholders’ equity of Agrifirma Holding (company merged in the process) as of June 30, 2019, while the equity increase considers only one of the three share classes involved in the agreement (unrestricted shares). The other two classes are classified under liabilities. As of June 30, 2024, we had R$1.6 million allocated to reserve of goodwill on share issue.

Share-based payment: On July 1, 2023, a new compensation plan began, under which provisions in the amount of R$1.8 million were accrued in the year ended June 30, 2024. The aggregate outstanding balance of R$1.9 million is made up of residual differences strictly of an accounting nature that were accrued during the creation and payment of the old share-based compensation plans. On June 30, 2024, we had R$0.2 million allocated to share-based payments.

Capital transactions between partners: the difference between the net assets of the companies acquired in Bolivia and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under common control. As of June 30, 2024, we had R$11.0 million allocated in capital transactions between partners.

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2024 was approved at our shareholders’ meeting held on October 22, 2024 in the amount of R$155.0 million, or R$1.56 (US$0.30) per share. The dividends are payable within 30 days to holders of record of our shares as of October 22, 2024.

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

As of June 30, 2024, we had 30,725,215 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

Organization, Register and Entry Number

We are a publicly-listed corporation, or sociedade por ações de capital aberto, organized in accordance with Brazilian law. Our registered office is located at Avenida Rebouças, 2,984, Suites 61 and 62, 6th Floor, São Paulo, State of São Paulo, 05402-500. We are registered with the Commercial Registry of the state of São Paulo (Junta Comercial do Estado de São Paulo) under NIRE No. 35.300.326.237, and with the CVM under No. 20036.

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

Capital Stock

During the years ended June 30, 2022, 2023 and 2024, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2024, our fully paid capital stock was R$1,588.0 million, divided into 102,683,444 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

Information Required by the B3 from Companies Listed on the Novo Mercado

In addition to the disclosure obligations imposed by Brazilian corporate law and the CVM, we also must comply with the following additional disclosure requirements under Novo Mercado regulations:

●	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash-flow statement which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

●	from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP, or IFRS Accounting Standards, in reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net profits, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with Brazilian corporate law, accompanied by (a) an additional explanatory note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS Accounting Standards, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

●	from the date on which we release our first financial statements prepared as provided above, no later than 15 days following the term established by law for the publication of quarterly financial information, we must disclose, in its entirety, our quarterly financial information translated into the English language or disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS Accounting Standards as provided above, accompanied by the independent auditors’ report.

In addition, we must disclose the following information together with our ITR:

●	our consolidated balance sheet, consolidated statement of operations, and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

●	any direct or indirect ownership interest exceeding 5% of our capital stock, considering any ultimate individual beneficial owner;

●	the number and characteristics, on a consolidated basis, of our shares held directly or indirectly by our principal shareholders, members of our board of directors, board of executive officers and fiscal council and statutory audit committee;

●	changes in the numbers of our shares held by the principal shareholders, members of our board of directors, board of executive officers and fiscal council and statutory audit committee in the immediately preceding 12 months;

●	in an explanatory note, our cash-flow statement and consolidated cash-flow statement, which should indicate the cash flow changes in cash balance and cash equivalent, separated into operating, finance and investment cash flows;

●	the number of free-float shares, and their percentage in relation to the total number of issued shares; and

●	the existence of arbitration provision for disputes arising between us and principal shareholders, directors, executive officers and members of the fiscal council and statutory audit committee before the Market Arbitration Chamber of B3.

The following information must also be included in the company’s Formulário de Referência:

●	information relating to the ownership interest exceeding 5% of our capital stock, number and characteristics, on a consolidated basis, of the company’s shares directly or indirectly held by the principal shareholders and members of the board of directors, executive officers and fiscal council and statutory audit committee;

●	changes in the number of securities held by such persons within the immediately preceding 12 months;

●	the number of free-float shares and their respective percentage in relation to the total amount of shares issued; and

●	submission to arbitration.

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

On September 16, 2013, Brazilian tax authorities issued Normative Ruling 1,397/13, which, among other things, established rules regarding the withholding tax exemption on dividend distributions. According to Normative Ruling 1,397/13, the withholding tax exemption on dividend income would only be applicable to dividends distributed out of profits determined in accordance with Brazilian accounting rules that were effective until December 31, 2007 (old Brazilian GAAP). In this sense, if (i) taxpayers make dividend distributions based on new Brazilian accounting rules already conforming to IFRS Accounting Standards principles, and (ii) such distributions are made in excess of the dividends that could have been distributed had the profits been determined in accordance with Brazilian accounting rules that were effective until December 31, 2007, the “excess distribution” would be deemed as taxable income in the hands of the beneficiary and subject to withholding income tax at the rate of 15% or 25%.

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in (i) a country or location that does not impose income tax, or (ii) where the maximum income tax rate is lower than 17% or (iii) a Tax Haven Jurisdiction. See “Interpretation of the Discussion of the Definition of “Tax Haven Jurisdictions” below.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), any Brazilian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (“IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct any Brazilian withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

If Brazilian income tax is withheld on the sale, exchange or other taxable disposition of our common shares or ADSs, your amount realized will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by you on the sale, exchange or other taxable disposition of our common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Brazilian income tax, you may not be able to benefit from a foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless you can apply the credit (subject to applicable limitations) against U.S. federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Brazilian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Brazilian income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Brazilian income tax is imposed upon the disposition of common shares or ADSs and you apply such temporary relief, such tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if Brazilian income tax is imposed on a disposition of common shares or ADSs, including the availability of the foreign tax credit or a deduction under your particular circumstances.

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

We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and our audited consolidated financial statements prepared in accordance with IFRS Accounting Standards, and our annual report on Form 20-F. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives.

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

Foreign Exchange Risks

Certain of our income is linked to the exchange rate between the real and the U.S. dollar, and consequently our revenues are impacted by foreign exchange fluctuations. Certain of our commodities, such as soybean, may be priced in reais or in U.S. dollars. In addition, certain of the inputs necessary for farming production, such as chemicals, pesticides and fertilizers, may be priced in or based on the U.S. dollar. In order to reduce the impact on revenue, pursuant to our hedging policy, we seek to limit our foreign exchange exposure to 5% of our total expected revenue from commodities typically priced in U.S. dollars.

As of June 30, 2024, we had a short position in U.S. dollars in the amount of US$107.4 million. The result of a hypothetical devaluation of 5% of the real in relation to the U.S. dollar would generate a loss before taxes of R$29.8 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2024 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$0.14 million monthly.

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

On June 30, 2024, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 3,299 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2024, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$21.2 million.

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

As of the end of the period covered by this annual report, our executive board, with the participation of of the Company’s Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer, and Chief Financial Officer and Investor Relations Officer, as well as our Audit Commettie, concluded that, as of June 30, 2024, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by management and under the supervision of the Audit Committe and the Company’s board of directors or/and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards, as issued by IASB.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Nevertheless, we re-evaluate and review our internal policies and procedures annually, with the aim of keeping our internal documents faithful to departmental practices and ensuring the adequacy of the Company’s internal controls.

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2024, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective on June 30, 2024. Based on this assessment, our management has concluded that, as of June 30, 2024, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

D.	Changes in Internal Control Over Financial Reporting

We were the target of a cybersecurity incident, which disrupted our systems in 2019. Except for the design and implementation of internal controls over our IT systems to mitigate the risk of cyberattacks, as a response to the 2019 cybersecurity incident discussed in “Item 3. Key Information––D. Risk Factors—We were the target of a cybersecurity incident which disrupted our systems” and “Item 5—Operating and Financial Review and Prospects,” there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred, including during the year ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16—[Reserved]

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

For the purposes of the Novo Mercado listing rules and the Sarbanes-Oxley Act, our board of directors established a statutory audit committee, which convenes at least bi-monthly, and as often as it determines is appropriate to carry out its responsibilities. This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors during such process, focusing particularly on compliance with legal requirements and accounting standards. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our board of directors.

On July 11, 2023, our board of directors approved, by majority vote, the appointment of Mr. Fabiano Nunes Ferrari as a member of the Company’s statutory audit committee for a term of two years, until 2025. Mr. Nunes Ferrari is a “financial expert,” as such term is defined in the SEC rules. Mr. Nunes Ferarri is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mr. Nunes Ferrari is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees” for information regarding the experience of Mr. Nunes Ferrari.

ITEM 16B—CODE OF ETHICS

Under Section 303A.10 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar requirement under Brazilian law, and we have adopted a code of conduct that applies to our officers and employees.

Our code of conduct, as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website www.brasil-agro.com. Information on our website is not incorporated by reference in this annual report. A copy of our code of conduct is filed as an exhibit to this annual report.

If we make any substantive amendment to the code of conduct or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of conduct, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2024, no such amendment or waiver was made or granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2024 and 2023.

	Year Ended June 30
	2024	2023
	(in R$ thousands)
Audit fees(1)	1,760.9	1,344.9
Audit-related fees(2)	895.7	284.4
Total fees	2,656.6	1,629.3

(1)	Audit fees in fiscal year 2024 are the aggregated fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)	Audit-related fees in fiscal year 2024 were the fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for interoffice reports regarding: (1) the audit of our consolidated reporting package and internal controls for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to our consolidation process within Cresud consolidated financial statements.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2024, the Company or any affiliated purchaser did not acquire any of our common shares.

During the years ended June 30, 2022, 2023 and 2024, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

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

Majority of Independent Directors

Under Section 303A.01 of the NYSE Listed Company Manual, each U.S. company listed on the NYSE must have a majority of directors that meet the independence requirements of the NYSE. Under the Novo Mercado rules, at least 20% of our directors must be independent for purposes of those rules. Currently we have four elected independent members (44%) at our board of directors, who meet such standard.

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

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires us to furnish an annual Corporate Governance Report in compliance with Resolution CVM No. 80/2022, and compliance with the corporate governance standards described under “Item 9. The Offer and Listing—C. Markets.”

Further information concerning our corporate governance practices and applicable Brazilian law is available on our website (www.brasil-agro.com). Information on our website is not incorporated by reference in this annual report.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I—DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J—INSIDER TRADING POLICIES

We have adopted a Securities Trading Policy, which is in accordance with the Novo Mercado listing rules and Resolução CVM No. 44/2021, that governs the trading in our securities by our directors, officers, senior management, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of the Securities Trading Policy is flied as an exhibit to this annual report.

ITEM 16K—CYBERSECURITY

Cybersecurity is one of our strategic priorities, and information security and critical data governance are important to us. Our information security team defines the strategy, policies, practices, procedures, and organizational structure that we use to identify, analyze, evaluate, measure, mitigate, and monitor cybersecurity risks. We work together with various teams within our Company to conduct continuous analysis of potential failures and vulnerabilities, as well as risks that may affect our processes and assets.

This strategy, which is under constant review and evaluation, allows us to identify, protect, detect, respond to, and recover our systems and data from potential threats. This strategy also ensures the proper integration of security into business processes, minimizing risks and impacts that could materially affect us or our subsidiaries. We also adopt preventive controls and processes that allow us to supervise and monitor our corporate information security strategy and carry out investments and initiatives that enable us to achieve our business goals.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on using advanced threat detection and blocking tools that allow us to prevent the most frequent cyberattacks, which are related to ransomware (hacking of virtual files), malware, spam, phishing, executive impersonation, and BEC (Business Email Compromise), among others.

In response to the evolving risk of cyber threats, we have undertaken several projects to improve our security systems. Our main Enterprise Resource Planning (ERP) system has levels of protection and contingency recovery that allow us to be prepared for the constant evolution of cyberattacks. During 2023 and 2024, among other initiatives, we (i) conducted a risk analysis that allows us to identify residual risks to be treated or accepted, (ii) deepened cybersecurity training for our employees with the aim of distributing simulations, tips, best practices, and knowledge about cybersecurity threats, (iii) implemented the use of two-factor authentication with respect to our employees’ user accounts to minimize the risk of identity theft and information theft, and (iv) established mechanisms for employees to report cybersecurity incidents, for identification, management, containment, and analysis by our incident response team. These actions deepen our commitment to cybersecurity management, increase protection against threats, and build and adequate environment for our Company.

In response to the evolution of cyber threats, we have engaged external advisors with experience in the cybersecurity field who provide us with vulnerability assessment services, customized training, and protection recommendations against cyber threats. Additionally, we work with business partners who provide us with advanced tools for early threat detection, allowing us to identify potential cybersecurity risks. We have processes to oversee and identify risks related to cybersecurity threats associated with the use of third-party service providers. Before engaging with any third parties, we conduct thorough due diligence, assessing their security protocols and practices to ensure they meet our internal standards. Additionally, we continuously monitor third-party services through regular security audits, reviews, and performance assessments.

Governance

Our management has instituted a Data Protection Committee whose responsibilities include managing unforeseen situations that can negatively affect the Company’s operations and assets, coordinating a quick and effective response to a cybersecurity crisis, managing internal and external communication during a crisis, making critical real-time decisions, constantly evaluating the impact of the situation, adjusting decisions, and ensuring compliance with applicable laws and regulations. The Data Protection Committee is composed of our CFO, our Legal, Compliance and Sustainability Director, and our Operations Director.

We have an information security management team led by our Compliance Manager, who has over 14 years of experience in auditing systems, internal controls, technology risks, user training, and security awareness. Our Compliance Manager completed the preparatory training for the CRISC certification (Certified in Risk and Information Systems Control), which validates his expertise in identifying and managing IT risks, as well as implementing and maintaining effective security controls to mitigate these risks. Our information security management team is independent from our IT management and integrated into our compliance management. Our information security management team has an individual annual budget and a strategy based on two principles: (i) the continuous review and improvement of our information security model; and (ii) a cybersecurity framework based on the National Institute of Standards and Technology (NIST).

Our Compliance Manager reports monthly on incidents to our Data Protection Committee. Additionally, our Compliance Manager, representing the Data Protection Committee, provides quarterly reports on cybersecurity to our Audit Committee, which is responsible for the strategy and oversight of cybersecurity issues, and our Audit Committee also reports on these matters to our Board of Directors, ensuring that the highest levels of governance are informed. This structured reporting process ensures comprehensive oversight and alignment of our cybersecurity policies across our Company.

We have a cybersecurity incident response process designed to report incidents to our Data Protection Committee and Audit Committee. Our Compliance Manager is responsible for managing and resolving cybersecurity incidents that affect the Company. His main responsibilities include supervising the security detection and alert system, notifying relevant parties about detected incidents, conducting initial assessments of incidents, isolating compromised systems, coordinating recovery efforts with our IT management, investigating cybersecurity incidents, managing internal communication about incidents, and reviewing the effectiveness of implemented corrective and preventive measures.

Also, our Compliance Manager is responsible for ensuring that the Company complies with all laws, regulations, and standards related to the management of cybersecurity incidents applicable to it, cooperating with regulatory entities, promoting the review and updating of policies and procedures, acting as a spokesperson for the Data Protection Committee, and keeping the Audit Committee informed about the status of the Company’s regulatory and legal compliance.

Additionally, our legal management team receives reports on cybersecurity incidents, cooperates in determining the materiality of such incidents, evaluates the severity and scope of such incidents from a legal perspective, reviews contracts with suppliers, evaluates the possibility of potential litigation, and provides legal guidance to our Company. Similarly, our fraud prevention team participates in the analysis of cybersecurity incidents to identify possible fraudulent activity, collects evidence for legal purposes, monitors suspicious transactions, and cooperates with our other teams to report incidents.

Also, as part of our processes with respect to contracts with suppliers, our Company establishes specific contractual provisions to ensure that these partners comply with adequate data protection standards and security measures that meet our internal requirements.

As previously disclosed, we experienced a cybersecurity incident in 2019 which temporarily disrupted our systems. We have no reason to believe that such an incident resulted in the unauthorized disclosure of confidential information. See “Item 3.D. Risk Factors - We were the target of a cybersecurity incident that disrupted our systems.” Except for that incident, we have not recorded any significant Information Security events that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition. We are aware of the constant cybersecurity risks and continue to implement protective measures that allow us to minimize potential negative impacts on our business. However, these protective measures may be insufficient to fully protect against cybersecurity risks. For more information about these risks, see “Item 3.D. Risk Factors - Risks Relating to Our Business -Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.”

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning on page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of April 28, 2023 (English translation) (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

2.2	English translation of the Private Instrument of Second Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of March 22, 2021, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and ISEC Securitizadora S.A. (Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 4.91 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

2.3	English translation of the Private Instrument of Third Issuance of Simple, Secured, Non-Convertible Debentures, in a Single Series, for Public Distribution in the Automatic Registration Distribution Procedure, of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of November 14, 2023, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., and Imobiliária Cajueiro Ltda. (Instrumento Particular de Escritura da 3ª (Terceira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie com Garantia Real, em Série Única, para Distribuição Pública em Rito de Registro Automático de Distribuição, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas)

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.1	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.2	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.3	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.4	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.6	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.7	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.8	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.9	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.10	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.12	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.13	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.14	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.15	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.16	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.17	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.18	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.19	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.20	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.21	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.22	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.23	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.24	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.25	Summary translation of the private instrument of commitment to purchase and sale of real properties, dated as of June 13, 2018, by and between Imobiliária Jaborandi Ltda., John Kudiess, Harald Kudiess and Jaborandi Agrícola Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.26	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.27	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.28	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.29	Summary translation of the rural partnership agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.30	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.31	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.32	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.33	Summary translation of the series B subscription agreement, entered into on September 16, 2019 (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.34	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on October 29, 2019, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.35	Summary translation of the rural partnership agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.36	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.37	Summary translation of the private instrument of first amendment to commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.38	Summary translation of the first amendment to rural partnership agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.39	Summary translation of the private instrument of second amendment to commitment to purchase and sale of real property, entered into on June 26, 2020, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.58 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.40	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.59 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.41	Summary translation of the rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.42	Summary translation of the second amendment to rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.61 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.43	Summary translation of the first amendment to rural partnership agreement, entered into on August 10, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.62 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.44	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.45	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazendas Arrojadinho and Rio do Meio (incorporated by reference to Exhibit 4.64 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.46	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 8, 2018, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.47	Summary translation of the eighth amendment to agreement to supply sugarcane, entered into by BrasilAgro and Brenco, on June 22, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.48	Merger Agreement and Other Covenants between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Agrifirma Brasil Holding S.A., Agrifirma Brasil Agropecuária S.A., Brasil Agronegócio – Fundo de Investimento em Participações Multiestratégia, Terras Brasil – Fundo de Investimento em Participações Multiestratégia, and certain other parties listed therein, dated as of November 22, 2019 (incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.49	Summary of the Private Instrument for Regulation of Rights and Obligations, entered into on January 7, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.72 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.50	Summary of the Private Instrument of First Amendment to Regulation of Rights and Obligations, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.73 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.51	Summary of the First Amendment to Rural Partnership Agreement, entered into on Febuary 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.74 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.52	Summary of the Second Amendment to Rural Partnership Agreement, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.53	Summary of the Third Amendment to Rural Partnership Agreement, entered into on September 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.54	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.55	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.56	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.57	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.58	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 3, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.59	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 23, 2021, in connection with Fazenda Chaparral and Fazenda Rio do Meio (incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.60	Summary of the Rural Partnership Agreement, entered into on May 12, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.61	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.62	Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 19, 2021, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.85 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.63	Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.86 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.64	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.87 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.65	Summary of the Second Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.88 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.66	Share Purchase Agreement between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Agrifirma Agro Ltda., Imobiliária Engenho de Maracajú Ltda., Agropecuária Santa Cruz de la Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A., Codalis S.A. and, as intervening consenting parties, Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., and, as guarantor, Cresud S.A.C.I.F.Y.A, dated as of December 23, 2020 (incorporated by reference to Exhibit 4.90 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.67	English translation of the Long-Term Stock-Based Incentive Program No. 2 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on May 6, 2021 (incorporated by reference to Exhibit 4.92 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.68	Summary of the Rural Partnership Agreement, entered into on July 21, 2022, in connection with Fazenda São Domingos (incorporated by reference to Exhibit 4.93 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.69	Summary of the Rural Partnership Agreement, entered into on May 25, 2022, in connection with Fazenda Regalito (incorporated by reference to Exhibit 4.94 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.70	Summary of the Rural Lease Agreement, entered into on April 9, 2020, in connection with Fazenda Nossa Senhora Aparecida (incorporated by reference to Exhibit 4.95 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.71	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda São Simão (incorporated by reference to Exhibit 4.96 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.72	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.97 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.73	Summary of the Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 15, 2021, in connection with Fazenda Panamby (incorporated by reference to Exhibit 4.98 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.74	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on October, 6, 2022, in connection with Fazenda Marangatú (incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.75	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on November 8, 2022, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.76	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 27, 2023, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.77	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 29, 2023, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.78	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on June 29, 2023, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.79	English translation of the Long-Term Stock-Based Incentive Program No. 3 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on December 4, 2023

4.80	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on March 14, 2024, regarding Fazenda Chaparral

4.81	Summary of the Private Instrument of Investment, Share Purchase, and Sale Agreement, entered into on May 20, 2024, related to the Acquisition of Companhia Agrícola Novo Horizonte S.A.

4.82	Summary of the Rural Lease Agreement Regarding Fazenda Zanoni, entered into on August 14, 2020, With Respect to Companhia Agrícola Novo Horizonte S.A.

8.1	List of Subsidiaries

11.1	Code of Conduct of BrasilAgro

11.2	Securities Trading Policy of BrasilAgro

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

97.1	Incentive Compensation Clawback Policy of BrasilAgro

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: October 31, 2024

/s/ Andre Guillaumon
Name:	Andre Guillaumon
Title:	Chief Executive Officer

/s/ Gustavo Javier Lopez
Name:	Gustavo Javier Lopez
Title:	Chief Financial Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

For the years ended of June 30, 2024 and 2023

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

Years ended June 30, 2024 and 2023

Report of Independent Registered
Public Accounting Firm

To the Board of Directors

BrasilAgro - Companhia Brasileira de
Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

São Paulo, Brazil

October 30, 2024

We have served as the Company's auditor since 2021.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2024 and 2023

(In thousands of reais, unless stated otherwise)

	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	6.1	170,953	383,837
Marketable securities	6.2	22,941	28,205
Derivative financial instruments	7	31,718	76,815
Accounts receivable and others	8	414,997	430,035
Inventories	9	233,542	213,684
Biological assets	10	210,335	216,924
Total current assets		1,084,486	1,349,500
Non-current asset held for sale		15,004	-

Noncurrent assets
Biological assets	10	26,930	37,305
Restricted marketable securities	6.2	15,720	21,580
Derivative financial instruments	7	6,757	7,032
Accounts receivable and others	8	588,467	486,802
Deferred taxes	18.1	88,031	30,140
Investment properties	11	1,333,540	1,252,712
Transactions with related parties	30	2,968	2,157
Investments	12	2,734	2,591
Property, plant and equipment	13	202,130	155,108
Intangible assets		4,479	1,917
Right-of-use assets	14	233,836	161,231
Total noncurrent assets		2,505,592	2,158,575

Total assets		3,605,082	3,508,075

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2024 and 2023

(In thousands of reais, unless stated otherwise)

	Note	2024	2023
Liabilities and equity
Current liabilities
Trade accounts payable and others	16	174,302	176,115
Loans, financing and debentures	17	177,311	198,213
Salaries and payroll obligations		20,703	23,405
Derivative financial instruments	7	69,190	22,006
Other liabilities	19	8,357	156,666
Leases payable	15	77,456	55,502
Total current liabilities		527,319	631,907

Noncurrent liabilities
Trade accounts payable and others	16	36,726	31,424
Loans, financing and debentures	17	504,627	356,425
Deferred taxes	18.1	19,719	20,654
Leases payable	15	284,604	261,831
Derivative financial instruments	7	17,878	831
Provision for legal claims	28	699	1,292
Transactions with related parties	30	9,275	6,569
Other liabilities	19	24,556	-
Total noncurrent liabilities		898,084	679,026

Total liabilities		1,425,403	1,310,933

Equity
Capital	20.a	1,587,988	1,587,985
Share issue costs	20.a	(11,343)	(11,343)
Capital reserve	20.b	(9,585)	(13,423)
Treasury shares	20.f	(43,648)	(50,807)
Income reserves		436,761	364,888
Additional dividends proposed	20.d	101,119	256,223
Other comprehensive income	20.e	118,387	63,619
Total equity		2,179,679	2,197,142

Total liabilities and equity		3,605,082	3,508,075

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of income

Years ended June 30, 2024, 2023 and 2022

(In thousands of reais, unless stated otherwise)

	Notes	2024	2023	2022

Revenue	22.a	771,126	903,372	1,168,137
Gain on sale of farms	22.b	248,375	346,065	251,534
Changes in fair value of biological assets and agricultural products	10	40,499	78,238	549,764
Adjustment to net realizable value of agricultural products after harvest, net	9.1	(1,091)	(47,708)	(50,822)
Cost of sales	23	(747,019)	(886,225)	(1,142,688)
Gross income		311,890	393,742	775,925

Selling expenses	23	(55,064)	(41,008)	(43,578)
General and administrative expenses	23	(65,534)	(65,792)	(55,968)
Other operating income (expenses), net	25	(5,427)	(11,049)	13,829
Share of profit (loss) of a joint venture	12.a	(58)	(70)	(31)
Operating income		185,807	275,823	690,177

Financial income (expenses)
Financial income	26	312,916	330,491	320,177
Financial expenses	26	(307,208)	(324,605)	(373,037)
Profit before income and social contribution taxes		191,515	281,709	637,317

Income and social contribution taxes	18.2	35,352	(13,173)	(117,217)

Net income for the year		226,867	268,536	520,100

Basic earnings per share - in Brazilian reais	27	2.2774	2.7178	5.2618
Diluted earnings per share - in Brazilian reais	27	2.2670	2.7028	5.2347

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of comprehensive income

Years ended June 30, 2024, 2023 and 2022

(In thousands of reais)

	Note	2024	2023	2022

Net income for the year		226,867	268,536	520,100

Other comprehensive income/loss to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations	20.e	54,768	(34,068)	18,265

Total comprehensive income for the year		281,635	234,468	538,365

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2024, 2023 and 2022

(In thousands of reais)

				Capital reserve				Income reserves
	Note	Capital	Share issue costs	Additional paid-in capital	Share-based payments	Effect of reorganization	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At June 30, 2021		1,587,985	(11,343)	(24,982)	1,824	(11,031)	(40,085)	47,417	368,835	184,559	79,422	-	2,182,601

Net income for the year		-	-	-	-	-	-	-	-	-	-	520,100	520,100
Payment of additional dividends		-	-	-	-	-	-	-	-	(184,559)	-	-	(184,559)
Payment of interim dividends		-	-	-	-	-	-	-	(200,000)	-	-	-	(200,000)
Partial return of shares from Acquisition of Agrifirma		-	-	9,676	-	-	(9,676)	-	-	-	-	-	-
Share-based compensation plan		-	-	-	3,165	-	-	-	-	-	-	-	3,165
Constitution of legal reserve		-	-	-	-	-	-	26,005	-	-	-	(26,005)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	174,095	-	-	(174,095)	-
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(123,524)	(123,524)
Additional dividends proposed		-	-	-	-	-	-	-	-	196,476	-	(196,476)	-
Currency translation adjustment of foreign operation		-	-	-	-	-	-	-	-	-	18,265	-	18,265

At June 30, 2022		1,587,985	(11,343)	(15,306)	4,989	(11,031)	(49,761)	73,422	342,930	196,476	97,687	-	2,216,048

Net income for the year		-	-	-	-	-	-	-	-	-	-	268,536	268,536
Payment of additional dividends		-	-	-	-	-	-	-	-	(196,476)	-	-	(196,476)
Payment of interim dividends		-	-	1,046	-	-	(1,046)	-	-	-	-	-	-
Partial return of shares from Acquisition of Agrifirma		-	-	951	-	-	-	-	-	-	-	-	951
Share-based compensation plan		-	-	-	10,613	-	-	-	-	-	-	-	10,613
Constitution of legal reserve		-	-	-	(4,685)	-	-	-	-	-	-	-	(4,685)
Constitution of reserve for investment and expansion		-	-	-	-	-	-	13,427	-	-	-	(13,427)	-
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(63,777)	(63,777)
Additional dividends proposed		-	-	-	-	-	-	-	(64,891)	256,223	-	(191,332)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(34,068)	-	(34,068)

At June 30, 2023		1,587,985	(11,343)	(13,309)	10,917	(11,031)	(50,807)	86,849	278,039	256,223	63,619	-	2,197,142

Net income for the year		-	-	-	-	-	-	-	-	-	-	226,867	226,867
Additional dividends payment		-	-	-	-	-	-	-	-	(256,223)	-	-	(256,223)
Capital increase	20.a	3	-	-	-	-	-	-	-	-	-	-	3
Unlocked of shares from business combination		-	-	14,931	-	-	-	-	-	-	-	-	14,931
Stock compensation plan		-	-	-	1,800	-	-	-	-	-	-	-	1,800
Share-based compensation plan		-	-	-	(8,337)	-	7,159	-	-	-	-	-	(1,178)
Payment of charges on compensation plan		-	-	-	(4,556)	-	-	-	-	-	-	-	(4,556)
Constitution of legal reserve		-	-	-	-	-	-	11,343	-	-	-	(11,343)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	60,524	-	-	(60,524)	-
Unclaimed dividends		-	-	-	-	-	-	-	6	-	-	-	6
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(53,881)	(53,881)
Additional dividends proposed		-	-	-	-	-	-	-	-	101,119	-	(101,119)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	54,768	-	54,768
At June 30, 2024		1,587,988	(11,343)	1,622	(176)	(11,031)	(43,648)	98,192	338,569	101,119	118,387	-	2,179,679

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2024, 2023 and 2022

(In thousands of reais)

	Note	2024	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the year		226,867	268,536	520,100
Adjustments to reconcile net income for the year
Depreciation and amortization	23	80,175	88,491	82,614
Gain on sale of farm		(194,842)	(306,473)	(140,658)
Residual value of property, plant and equipment and intangible assets disposed		7,369	5,882	1,586
Write-off of capitalized costs in investment properties		(1,478)	733	6,743
Share of (loss) profit of a joint venture	12.a	58	70	31
Unrealized loss (gain) on derivatives, net	26	82,600	(34,490)	(14,241)
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net		41,225	22,259	18,769
Gain on remeasurement of receivable from sale of farms, net		(72,914)	47,227	(31,634)
Effect of share-based incentive plan – ILPA		1,800	5,928	3,165
Deferred income and social contribution taxes	18.2	(58,826)	(40,051)	76,194
Changes in fair value of biological assets and agricultural products	10	(40,499)	(78,238)	(549,764)
Adjustments to net realizable value of agricultural products after harvest	9.1	1,091	47,708	50,822
(Reversal of) Allowance for doubtful accounts	23	-	2,093	20
Provision for legal claims	28	(437)	2,180	19
		72,189	31,855	23,766
Changes in assets and liabilities
Trade accounts receivable		7,462	44,742	(25,715)
Inventories		(59,446)	1,372	(74,350)
Biological assets		69,918	140,483	466,490
Recoverable taxes		(9,668)	(14,612)	(612)
Derivative financial instruments		27,003	(2,099)	(24,127)
Other receivables		(24,563)	36,813	(56,409)
Trade accounts payable		(28,701)	(17,380)	(57,891)
Related parties		154	(567)	364
Taxes payable		435	14,711	17,465
Salaries and payroll		(8,662)	(2,094)	2,975
Advances from customers		12,052	(108)	2,820
Leases payable		(7,799)	(4,082)	(34,877)
Other liabilities		37,921	25,908	(5,667)
Payment of contingencies	28	(156)	(2,005)	(347)
Receivables from the sale of farms		263,825	210,568	-
Acquisitions of investment properties		(102,622)	(116,997)	-
Farm acquisitions		(146,948)	(144,747)	-
		102,394	201,761	233,885
Income tax and social contribution		(22,972)	(46,028)	(28,707)
Net cash flows from operating activities		79,422	155,733	205,178

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment and intangible assets		(68,405)	(60,783)	(50,843)
Redemption of marketable securities		40,559	110,962	(36,892)
Increase in investment and participation		-	4,865	(1,994)
Net cash flows used in investing activities		(27,846)	55,044	(89,729)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	17	448,057	217,583	60,436
Interest paid on loans, leases, financing and debentures	17	(43,873)	(30,684)	(41,697)
Payment of loans and financing	17	(350,933)	(127,981)	(296,555)
Dividends paid		(319,053)	(319,975)	(459,984)
Capital increase, net of share issue costs	20.a	3	-	-
Net cash flows from (used in) financing activities		(265,799)	(261,057)	(737,800)
Increase/decrease in cash and cash equivalents		(214,223)	(50,280)	(622,351)

Cash and cash equivalents at beginning of year	6.1	383,837	435,493	1,059,107
Effect of exchange rate variation on cash and cash equivalents		1,339	(1,376)	(1,263)
Cash and cash equivalents at end of year	6.1	170,953	383,837	435,493

Transaction with no cash involved:

The Company presents its cash flow statements using the indirect method, which implies that some transactions involving assets and liabilities has no cash effect. In the balance presented under the heading “Additions to fixed assets and intangible assets” for the year ended June 30, 2024, the amount of R$23,852 refers to installment payments, which do not impact the company and consolidated cash flow statements. This value corresponds to the investment made in ratoon crops associated with the acquisition of the new Alto da Serra Farm Partnership.

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

1. Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) or (“Company”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the states of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão, Piauí and São Paulo, as well as in Paraguay and Bolivia. The Company is the direct and indirect parent company of closely held companies and its corporate purpose is: (i) the commercial exploration, import and export of agriculture activities and inputs, cattle raising and forestry activities; (ii) the purchase, sale and rental of real estate in rural and/or urban areas; and (iii) real estate brokerage involving any type of operations; and management of its own and third-party assets.

The Company and its subsidiaries operate on 21 farms with total area of 266,249 hectares, of which 201,032 hectares are owned and 65,217 hectares are leased. There are eighteen (18) farms in seven states of Brazil, one (1) farm in Paraguay and two (2) farms in Bolivia. The total number does not include the 2,009-hectare area of the Alto Taquari and Rio do Meio farms (1,157 and 852 hectares, respectively) and 4,767, hectares from the acquisition of Primavera Farm, according to Note 2.4. All these farms have negotiated and the transfer of ownership to their buyers has not yet occurred.

2. Main events

2.1. Sales of Farms

Sales of farms in the year ended on June 30, 2024

Chaparral Farm

On March 14, 2024, Subsidiary Imobiliária Cajueiro signed a sales contract for 12,297 hectares (8,757 useful hectares) of Fazenda Chaparral, a property located in the municipality of Correntina – Bahia. The amount to be paid was defined as 3,031,783 bags of soybeans, equivalent to R$415,071 on the date of the transaction. On March 20, 2024, the buyer paid the first installment in the amount of R$53,533, the remaining balance is shown in note 8.1. and will be paid in six fixed annual installments. On June 20, 2024, ownership of the sold area was transferred.

Sales of farms in the year ended on June 30, 2023

Jatobá VII Farm

On June 29, 2023, the subsidiary Imobiliária Jaborandi entered into an agreement for the sale of 4,408 hectares (3,202 arable hectares) of the Jatobá VII Farm, rural property located in the municipality of Jaborandi (Bahia), for 952,815 soybean bags, equivalent to R$121,558 on the transaction date. The transfer of possession of the area sold was on the agreement date.

Araucária VI and VII Farm

The Company signed two sale agreements for the remaining area of 5,517 hectares (4,011 arable hectares) of the Araucária Farm, an agricultural property located in the city of Mineiros, Goiás. Details about the sales follow:

●	On March 28, 2023, 5,185 hectares (3,796 arable hectares) were sold for 3 million soybean bags, equivalent to R$409,328 on the transaction date. Possession of the area sold was transferred on June 15, 2023.

●	On March 29, 2023, 332 hectares (215 arable hectares) were sold for 63,875 soybean bags, equivalent to R$8,508 on the transaction date. Possession of the area sold was transferred on May 31, 2023.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

Rio do Meio II Farm

On November 8, 2022, the subsidiary Agrifirma Bahia entered into an agreement for the sale of 1,964 hectares (1,422 arable hectares) of the Rio do Meio Farm, rural property located in the municipality of Correntina, Bahia, for 414,097 soybean bags, equivalent to R$62,428 on the transaction date. The agreement envisages a timetable for the transfer of possession, with the proceeds being recognized in four phases. The first and second phases were concluded on November 14, 2022 and June 7, 2023, respectively, with the other phases planned for July of each year through 2025.

Marangatu I Farm

On October 6, 2022, the subsidiary Agropecuária Moroti S.A. entered into a sale agreement for 863.3 hectares (498 useful hectares) of the Marangatu Farm (“Marangatu I”), a property located in Mariscal Estigarribia, Boquerón, Paraguay, for US$1,497 thousand (US$3,000 per arable hectare), equivalent to R$7,786 on the sale date. Possession of the area sold was transferred on October 21, 2022.

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

Rio do Meio Farm

On December 29, 2021, the Company recognized the sale of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm, located in the city of Correntina, state of Bahia (BA). The agreement, signed on September 1, 2021, defined the price of the area at 714,835 soybean bags, which is equivalent to R$130,104 on the transaction date. The payments were divided into 13 installments, with one down payment and 12 semiannual installments due in June and October of each year until October 10, 2027. On December 29, 2021, ownership of the sold area was transferred. In the same agreement, the Company undertook to obtain Vegetation Suppression Authorization (ASV) for a 371-hectare area, with payment established at 100 soybean bags per hectare that is subject to granting of the authorization. This amount will be distributed proportionately to the installments coming due after the sale.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

2.3. Lease

Leases in the year ended on June 30, 2024

Alto da Serra Farm

On March 12, 2024, the agricultural partnership contract was signed with the Alto da Serra farm, located in the municipality of Brotas in the state of São Paulo. The Company will explore an agricultural area of up to 8,160 hectares to produce sugar cane, the contract is valid for 12 years and control was obtained in June 2024.

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

2.4. Other information

Companhia Agrícola Novo Horizonte S.A.

On May 20, 2024, the subsidiary Agrifirma Agro signed a non-binding agreement to acquire all the shares of Companhia Agrícola Novo Horizonte S.A., located in the municipality of Novo São Joaquim, in the state of Mato Grosso. Novo Horizonte is an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags per hectare. This acquisition is in line with the Group’s strategy of expanding its presence in the sector, increasing market share and optimizing agricultural operations. Among the relevant assets, fixed assets stand out, such as agricultural machinery and irrigation structures, and the lease contract that supports its operations.

The transaction closing term was formalized on August 6, 2024, after the reporting period, but before authorization to issue the financial statements, thus being characterized as a Subsequent Event, as per Note 32.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

2.5. Risks linked to climate change

During the year ended June 2024, the Company faced significant weather challenges, which increased uncertainty in estimates. At the beginning of the year, there was a reduction in the planted area in relation to the initial estimate, due to the volatility of commodity prices and adverse weather conditions during the planting window. Grain production was below expectations, which contributed to the drop in revenue, while livestock activity was affected by the reduction in meat production and weight gain per hectare, due to the drought in the northeast region of Brazil, which contributed for a reduction in the biological assets of this segment. In sugarcane fields, there was a decrease in productive potential, caused by water deficit.

However, in some regions such as the Mid-west, there was a 50% increase in the harvest, with positive expectations. In Maranhão, the harvest was postponed taking advantage of the period’s rains, which intensified the use of ripening machines and irrigation management for better results.

3. Material accounting policies

The material accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

3.1. Basis of preparation

These consolidated financial statements were approved by the Board of Directors on October 29, 2024.

The consolidated financial statements are presented in thousands of Brazilian Reais, except where otherwise stated. Some of the totals presented in these financial statements may not cast due to rounding.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (IFRS Accounting Standards), issued by the International Accounting Standards Board (IASB). All the references to IFRS Accounting Standards in these financial statements correspond to the IFRS Accounting Standards as issued by the IASB.

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

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

Basis of consolidation

The consolidated financial statements comprise the financial statements of BrasilAgro and its subsidiaries as of June 30, 2024, 2023, and 2022 as described below:

		Ownership %
		2024	2023	2022
Imobiliária Jaborandi Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Cremaq Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Engenho Ltda. (c)	Brazil	-	-	99.99
Imobiliária Araucária Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Mogno Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Cajueiro Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Ceibo Ltda.	Brazil	99.99	99.99	99.99
Imobiliária Flamboyant Ltda.	Brazil	99.99	99.99	99.99
Palmeiras S.A.	Paraguay	99.99	99.99	99.99
Agropecuaria Morotí S.A.	Paraguay	99.99	99.99	99.99
Agrifirma Agro Ltda.	Brazil	99.99	99.99	99.99
Agrifirma Bahia Agropecuária Ltda.(a)	Brazil	99.99	99.99	99.99
I.A. Agro Ltda. (a)(b)	Brazil	-	-	99.99
Agropecuaria Acres Del Sud S.A.	Bolivia	100	100	100
Ombú Agropecuaria S.A.	Bolivia	100	100	100
Yuchán Agropecuaria S.A	Bolivia	100	100	100
Yatay Agropecuaria S.A.	Bolivia	100	100	100

(a)	Subsidiaries of Agrifirma – indirect control.
(b)	Merged into the subsidiary Agrifirma Bahia on May 2, and July,23, 2022.
(c)	Company dissolved on October 6, 2022, see note 12.

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

Year ended on June 30, 2024

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

The fixed income investments are intended to maintain the amounts held by the Company and not yet allocated to rural activities and are governed by a policy approved by the Board of Directors.

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

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding.

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

Depreciation is calculated using the straight-line method over their estimated useful lives, at the depreciation rates described below:

	Annual depreciation rates %
	2024	2023	2022
Buildings and improvements	3	3	3
Equipment and facilities	7	7	7
Vehicles and agricultural machinery	7	7	7
Furniture and fixtures	10	10	10
Opening of areas	5	5	5
Permanent cultures	-	-	20

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

3.12. Intangible assets

Intangible assets include software license and are amortized over their estimated useful life of 5 years. Costs associated with software maintenance are recognized as an expense as incurred.

The Company has no intangible assets with indefinite useful life.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

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

On June 30, 2024, 2023 and 2022, no indication of impairment of assets was identified.

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

Year ended on June 30, 2024

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

3.27. Non-financial obligations

The non-financial obligations refer to commitments for the delivery of agricultural products, such as soybeans or sugarcane, in lieu of cash payment in agricultural partnerships or asset acquisitions. This practice is common in the agribusiness sector, where, instead of cash payments, settlement occurs through the delivery of agricultural products produced by the Company.

Initial recognition: The liability is initially recognized at its fair value on the date the commitment to deliver is formalized. This value is determined based on the market price of the agricultural products at the contract date, adjusted for the specific conditions of the operation and the relevant commercial market.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

Remeasurement: The obligations are reassessed at each reporting date based on their fair value, considering the market price of the products at the financial statement closing date. Changes in the fair value of these obligations are recognized in financial income or the Right of Use, in accordance with IFRS 16 - Leases. These adjustments reflect fluctuations in the agricultural market, providing a more accurate estimate of the liability’s value.

Payment: Delivery of the agricultural products is made in accordance with the terms of the contract, replacing cash payment. The value of the liability is settled upon delivery of the agreed-upon products, with adjustments made to the liability account based on its fair value.

The Company considers the delivery of agricultural products, instead of cash payment, to be a common and essential practice for financing partnerships and maintaining operations. As such, the obligations arising from this practice are treated as non-financial obligations, accurately reflecting the economic substance of the transactions.

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

Assets and liabilities classified as held for sale are presented separately in the statement of financial position.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

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

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

3.31. New standards, amendments and interpretations

The following alterations in standards were issued by the IASB but have not become effective for fiscal year 2024. Early adoption of standards, although encouraged by IASB, is not allowed in Brazil.

●	Amendment to IAS 21- “Effect of changes in exchange rates: Lack of interchangeability”: IAS 21 includes guidance on the exchange rate to be used when the lack of exchangeability between two currencies is temporary, but is silent when there is lack of exchangeability for a long period, the change also requires the disclosure of information that allows understanding how the currency that cannot be exchanged for another currency affects the financial performance and cash flows of the entity. The Standard will come into force from January 1, 2025.

●	IFRS 19 – Subsidiaries Without Public Responsibility: The IASB issued a new Accounting Standard, IFRS 19, which aims to simplify and reduce costs in the preparation of subsidiaries’ financial statements, by allowing their disclosures to be standardized to Accounting Standards reported, in a way that meets the needs of the controller as well as the users of the information. The Standard will come into force from January 1, 2027.

●	Replacement of IAS 1 / IFRS 18 – Presentation of Financial Statements: issued in April 2024, the new standard introduces three new categories to improve the disclosure of financial performance, providing more transparency and comparability to users of financial statements. This change will come into force in 2027.

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

b) Biological assets

The fair value of biological assets recorded in the balance sheet (Note 9) was determined using valuation techniques, including the discounted cash flow method. The inputs for these estimates are based on those observables in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost.

With regard to cattle, the Company values its stock at fair value based on market price publicly available for the region.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

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

e) Investment properties

The fair value of investment properties disclosed in the notes to financial statements was obtained through the valuation of farms, performed by management or by specialists of an independent company. The valuation was carried out by means of standards practiced in the market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

Methodology used

At June 30, 2024, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

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

(iv)	The soybean price considered at the base date of the work (June 30, 2024) in the Brazilian states was R$104.22 in Bahia, R$105.33 in Maranhão, R$105.67 in Mato Grosso, R$106.40 in Piauí and R$105.67 in Minas Gerais. The closing U.S. dollar rate in the period was R$/USD5.05. This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

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

g) Leases

The Company analyzes its agreements in accordance with the requirements of IFRS 16 and recognizes right-of-use assets and lease liabilities for the lease operations under agreements that meet the requirements of the accounting standard. The Management of the Company considers as the lease component only the minimum fixed value for the purpose of measuring the lease liabilities. The measurement of lease liabilities corresponds to the total future payments of leases and rentals, adjusted to present value, considering the nominal discount rate which ranges between 6.56% and 16.76% (6.56% and 16.76% on June 30, 2023).

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

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2024

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

This analysis contemplates five distinct scenarios that differ due to the intensity of variation in relation to the current market. At June 30, 2024, as reference for probable scenarios I, II, III and IV, a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of index were used for the rates used in the “probable scenario”.

		Consolidated			Scenario I -		Scenario I - Possible		Scenario II - Remote		Scenario III - Possible		Scenario IV - Remote
(*) annual		At June 30, 2024			Probable		Decrease		Decrease		Increase		Increase
average rates Operation	Risk	Balance (R$)	Notional/ Position	Rate	Balance (R$)	Rate	Balance (R$)	-25% Rate	Balance (R$)	-50% Rate	Balance (R$)	25% Rate	Balance (R$)	50% Rate
Short-term investments	CDI	191,657	-	10.40%	(1,514)	11.19%	(5,366)	8.39%	(10,733)	5.60%	5,366	13.99%	10,733	16.79%
Cash - USD	USD	4,831	869	5.56	(226)	5.82	(1,264)	4.36	(2,528)	2.91	1,264	7.27	2,528	8.73
Total cash, cash equivalents and marketable securities		196,488	869		(1,740)		(6,630)		(13,261)		6,630		13,261
Financing in Paraguay	USD	(36,417)	(6,551)	5.56	(9,468)	5.82	52,976	4.36	105,955	2.91	(52,976)	7.27	(105,955)	8.73
Financing in Bolivia	USD	(5,772)	(1,038)	5.56	(1,501)	5.82	8,396	4.36	16,796	2.91	(8,396)	7.27	(16,796)	8.73
Debentures	CDI + IPCA	(300,297)	-	10.40%	(2,372)	11.19%	8,408	8.39%	16,817	5.60%	(8,408)	13.99%	(16,817)	16.79%
Total financing (b)		(342,486)	(7,589)		(13,341)		69,780		139,568		(69,780)		(139,568)

Araucária VI	Soybean bags	5,538	51,830	124.91	-	124.91	(1,385)	93.68	(2,769)	62.45	1,385	156.14	2,769	187.36
Araucária VII	Soybean bags	177,549	1,710,000	132.76	-	132.76	(44,387)	99.57	(88,775)	66.38	44,387	165.95	88,775	199.14
Jatobá II	Soybean bags	61,288	523,799	128.94	-	128.94	(15,322)	96.71	(30,644)	64.47	15,322	161.18	30,644	193.41
Jatobá III	Soybean bags	23,809	199,436	128.94	-	128.94	(5,952)	96.71	(11,905)	64.47	5,952	161.18	11,905	193.41
Jatobá IV	Soybean bags	3,792	31,790	127.99	-	127.99	(948)	95.99	(1,896)	64.00	948	159.99	1,896	191.99
Jatobá V	Soybean bags	20,684	178,602	131.18	-	131.18	(5,171)	98.38	(10,342)	65.59	5,171	163.97	10,342	196.77
Jatobá VI	Soybean bags	22,577	198,884	135.60	-	135.60	(5,644)	101.70	(11,289)	67.80	5,644	169.51	11,289	203.41
Jatobá VII	Soybean bags	79,736	760,032	141.95	-	141.95	(19,934)	106.46	(39,868)	70.97	19,934	177.43	39,868	212.92
Alto Taquari III	Soybean bags	2,312	19,478	129.56	-	129.57	(578)	97.17	(1,156)	64.78	578	161.96	1,156	194.35
Alto Taquari IV	Soybean bags	57,764	530,703	122.33	-	122.33	(14,441)	91.75	(28,882)	61.17	14,441	152.92	28,882	183.50
Chaparal I	Soybean bags	254,985	2,531,784	151.68	-	151.68	(63,746)	113.76	(127,493)	75.84	63,746	189.60	127,493	227.53
Rio do Meio II	Soybean bags	56,626	493,812	134.41	-	134.41	(14,157)	100.81	(28,313)	67.21	14,157	168.01	28,313	201.62
Total receivables from farms (b)		766,660	7,230,150		-		(191,665)		(383,332)		191,665		383,332
Derivative operations	Grains	12,787	(3,834,668)	(a)	12,785	(a)	8,206	(a)	27,245	(a)	(35,579)	(a)	(64,521)	(a)
Derivative operations	USD	(63,144)	(107,460)	(a)	(64,159)	(a)	109,018	(a)	174,255	(a)	(21,456)	(a)	(86,693)	(a)
Derivative operations	Cotton (lbs)	-	(6,600)	(a)	-	(a)	409	(a)	819	(a)	(409)	(a)	(819)	(a)
Derivative operations	Ethanol (M^3)	2,299	(23,613,700)	(a)	2,299	(a)	4,760	(a)	12,303	(a)	(15,572)	(a)	(34,346)	(a)
Derivative operations	Swap (BRL)	(4,919)	(25,920)	(a)	(4,919)	(a)	14,329	(a)	25,650	(a)	(8,313)	(a)	(19,635)	(a)
Derivative operations	Sugarane (lbs)	(3,523)	-	(a)	(3,522)	(a)	22,010	(a)	47,261	(a)	(19,335)	(a)	(36,446)	(a)
Derivative operations		(191)	(1,500,000)	(a)	(191)	(a)	457	(a)	913	(a)	(457)	(a)	(913)	(a)
Margin - LFT Socopa and XP	SELIC	8,098	-	10.40%	(64)	11.19%	(227)	8.39%	(456)	5.60%	227	13.99%	453	16.79%
Total derivatives (a)		(48,593)	-		(57,771)		158,962		287,990		(100,894)		(242,920)
Cresca, net	USD	(1,482)	(267)	5.56	(72)	5.82	388	4.36	777	2.91	(388)	7.27	(777)	8.73
Cresud, net	USD	(689)	(124)	5.56	(33)	5.82	180	4.36	361	2.91	(180)	7.27	(361)	8.73
Helmir, net	USD	(5,369)	(966)	5.56	(252)	5.82	1,405	436	2,811	2.91	(1,405)	7.27	(2,811)	8.73
Total related parties		(7,540)	(1,357)		(357)		1,973		3,949		(1,973)		(3,949)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions and receivables from farms with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

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

	Note	Book value	Contractual value	Less than one year	From one to two years	From three to five years	Above five years
At June 30, 2024
Derivative financial instruments	7	87,068	87,068	69,190	17,878	-	-
Lease payables	15	286,605	444,021	75,481	126,840	174,720	66,980
Trade payable	16	67,192	67,192	67,192	-	-	-
Loans, financing and debentures	17	681,938	904,321	205,253	61,007	537,641	100,420
Other liabilities	19	32,913	32,913	8,357	24,556	-	-
Transactions with related parties	30	9,275	9,275	-	9,275	-	-

At June 30, 2023
Derivative financial instruments	7	22,837	22,837	22,006	831	-	-
Lease payables	15	208,767	352,955	53,258	92,732	79,836	127,129
Trade payable	16	61,972	61,972	61,972	-	-	-
Loans, financing and debentures	17	554,638	678,509	218,975	48,461	405,512	5,561
Other liabilities	19	156,666	156,666	156,666	-	-	-
Transactions with related parties	30	6,569	6,569	-	6,569	-	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

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

The following table demonstrates the financial debts.

	2024	2023
Total derivatives (Note 7)	48,593	(61,010)
Loans, financing and debentures (Note 17)	681,938	554,638
Total acquisitions payable (Note 19)	32,913	156,666
	763,444	650,294
Less: cash and cash equivalents (Note 6.1)	(170,953)	(383,837)
Less: marketable securities (Notes 6.2)	(38,661)	(49,785)
	(209,614)	(433,622)
Net debt (net cash)	553,830	216,672
Total equity	2,179,679	2,197,142
Leverage ratio	25.41%	9.86%

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	June 30, 2024
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Cash and cash equivalents		153,132	153,132	153,132	-	-
Trade accounts receivables, net	8.1	107,256	107,256	-	107,256	-
Non-current
Transactions with related parties	30	2,968	2,968	-	2,968	-

Financial assets measured at fair value through profit and loss
Current
Marketable securities	6.2	22,941	22,941	22,941	-	-
Receivables from sale of farm, net	8.1	249,327	249,327	-	-	249,327
Derivative financial instruments (b)	7	31,718	31,718	29,873	1,845	-
Noncurrent
Marketable securities	6.2	15,720	15,720	15,720	-	-
Receivables from sale of farm, net	8.1	520,758	520,758	-	-	520,758
Derivative financial instruments (b)	7	6,757	6,757	738	6,019	-

Non-financial assets measured at fair value
Current
Biological assets	10	210,335	210,335	-	14,664	195,671
Noncurrent
Biological assets	10	26,930	26,930	-	26,930	-

Non-financial assets measured at cost
Noncurrent
Investment properties	11	1,267,828	2,841,656	-	-	2,841,656
Total		2,615,670	4,189,498	222,404	159,682	3,807,412

Financial liabilities measured at amortized cost
Current
Trade payables	16	67,192	67,192	-	67,192	-
Loans, financing and debentures (a)	17	177,311	177,311	-	177,311	-
Noncurrent
Transactions with related parties	30	9,275	9,275	-	9,275	-
Loans, financing and debentures (a)	17	504,627	504,627	-	504,627	-

Financial liabilities measured at fair value through profit and loss
Current
Lease payable		77,456	77,456	-	77,456	-
Derivative financial instruments (b)	7	69,190	69,190	36,901	32,289	-
Accounts payable for acquisition	19	8,357	8,357	8,357	-	-
Noncurrent
Lease payable	7	284,604	284,604	-	284,604	-
Derivative financial instruments (b)	15	17,878	17,878	1,493	16,385	-
Accounts payable for acquisition		24,556	24,556	24,556	-	-
Total		1,240,446	1,240,446	71,307	1,169,139	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

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

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2024, are as follows. The significant non-observable inputs used in the measurement of the fair value of biological assets and investment properties are disclosed in Notes 10 and 11, respectively:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Credits for farm sales	Discounted cash flow	Premium (or Basis)	(0.10) – 0.48 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$14,129 representing an increase or reduction of 1.8% in farm receivables.

6. Cash and cash equivalents and marketable securities

6.1. Cash and cash equivalents

	Return	2024	2023
Cash and banks (a)	-	17,821	22,293
Selic Treasury Notes	CDI - 103.5%	5,058	112,185
Bank deposit certificates	CDI - 97% to 104%	80,398	228,889
Committed	CDI - 85% to 95%	67,676	15,980
Other titles	Floating - DI	-	4,490
		170,953	383,837

(a)	The Company has balances in foreign currencies in the amount of R$$19,738 (R$24,291 at June 30, 2023) on which did not bear any interest.

6.2. Marketable securities

	Indexer	2024	2023
Selic Treasury Notes	CDI - 97% a 178%	22,805	-
Treasury Notes	IPCA treasury + 4.85%	-	27,848
Other titles	Pre-fixed	136	357
Total current		22,941	28,205

Bank deposit certificates (a)	CDI - 95% to 99.75%	15,720	16,537
Securities pledged as guarantee		-	5,043
Total noncurrent		15,720	21,580

(a)	The investments are held for the payment of financing lines contracted from BNB and cannot be redeemed until the settlement date of contracts whose term is longer than 12 months.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

7. Derivative financial instruments

	2024
	Book Value			Volume / Position
Derivative instruments	Assets	Liabilities	Net	Assets	Liabilities	Net	Unit
Options	1,192	(17,654)	(16,462)	23,800	(44,100)	(20,300)	US$
NDF	1,100	(21,478)	(20,378)	17,000	(66,160)	(49,160)	US$
Dóllar - Acumulator	1,433	(27,737)	(26,304)	2,000	(40,000)	(38,000)	U$$

Swap	6,020	(9,543)	(3,523)	300,000,000	(300,000,000)	-	R$

Soybean - Options Put	10,561	-	10,561	891,268	-	891,268	scs.
Soybean - Options Call	-	(2,794)	(2,794)	-	(1,782,536)	(1,782,536)	scs.
Soybean - Future	526	-	526	167,821	(2,118,178)	(1,950,357)	scs.
Soybean - Accumulator	2,295	-	2,295	-	(458,107)	(458,107)	scs.

Corn - Options Call	-	(93)	(93)	-	(145,937)	(145,937)	scs.
Corn - Options Put	866	-	866	145,937	-	145,937	scs.
Corn - Future	996	(221)	775	583,650	(733,050)	(149,400)	scs.
Corn - Acumulator	651	-	651	-	(181,429)	(181,429)	scs.

Cotton - Accumulator	3,244	-	3,244	-	(8,813,700)	(8,813,700)	lbs.
Cotton - Options Call	-	(980)	(980)	-	(7,450,000)	(7,450,000)	lbs.
Cotton - Options Put	590	(254)	336	1,100,000	(1,100,000)	-	lbs.
Cotton - Future	903	(1,204)	(301)	1,000,000	(8,350,000)	(7,350,000)	lbs.

Beef cattle - Future	-	-	-	-	(6,600)	(6,600)	@

Ethanol - Options Call	-	(3,008)	(3,008)	-	(9,000)	(9,000)	m^3
Ethanol - Future	-	(1,911)	(1,911)	-	(16,920)	(16,920)	m^3

ATR - Future	-	(191)	(191)	-	(1,500,000)	(1,500,000)	kg

Deposited margin	8,098	-	8,098	-	-	-	-
Total Derivative Risks	38,475	(87,068)	(48,593)

Total Current	31,718	(69,190)
Total Noncurrent	6,757	(17,878)

Result in June 30, 2024 (Note 26)
Realized	99,909	(41,950)
Nonrealized	48,288	(130,888)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

	2023
	Book Value			Volume / Position
Derivative instruments	Assets	Liabilities	Net	Assets	Liabilities	Net	Unit
Options	4,950	(3)	4,947	14,786	(27,786)	(13,000)	US$
NDF	31,829	(2,271)	29,558	8,000	(77,405)	(69,405)	US$

Swap	5,009	(104)	4,905	149,810	(149,810)	-	R$

Soybean - Options Call	-	(3,681)	(3,681)	-	(249,464)	(249,464)	scs.
Soybean - Future	2,013	(3,137)	(1,124)	-	(1,632,775)	(1,632,775)	scs.
Soybean - Accumulator	-	(9,194)	(9,194)	-	(666,750)	(666,750)	scs.

Corn - Options Call	-	(904)	(904)	-	(362,857)	(362,857)	scs.
Corn - Future	740	-	740	928,800	(1,265,109)	(336,309)	scs.

Cotton - Accumulator	2,393	(538)	1,855	-	(12,843,250)	(12,843,250)	lbs.
Cotton - Future	1,087	(551)	536	3,150,000	(2,944,950)	205,050	lbs.

Beef cattle - Future	-	-	-	12,870	(12,870)	-	@

Ethanol - Options Call	-	(223)	(223)	-	(2,850)	(2,850)	m^3
Ethanol - Future	727	-	727	-	(2,850)	(2,850)	m^3

ATR - Future	-	(2,231)	(2,231)	-	(26,700,000)	(26,700,000)	kg

Deposited margin	35,099	-	35,099	-	-	-	-
Total Derivative Risks	83,847	(22,837)	61,010

Total Current	76,815	(22,006)
Total Noncurrent	7,032	(831)

Result in June 30, 2023 (Note 26)
Realized	108,969	(61,045)
Nonrealized	85,262	(50,772)

Derivatives by maturity:

Maturity	6/30/2024	6/30/2023
2023	-	55,874
2024	9,002	127
2025	35,541	-
2026	528	-
2028	(6,020)	5,009
2030	9,542	-
	48,593	61,010

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

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

8. Accounts receivable and others

	Note	2024	2023
Trade accounts receivable	8.1	356,583	385,958
Recoverable taxes	8.2	19,385	23,054
Advances to suppliers		35,972	19,411
Other receivables		3,057	1,612
Total current		414,997	430,035

Trade accounts receivable	8.1	520,758	442,867
Recoverable taxes	8.2	60,310	43,208
Judicial deposits	28	7,399	727
Total noncurrent		588,467	486,802

8.1 Trade accounts receivable

	2024	2023
Sale of sugarcane	43,953	35,732
Sale of grains and cottons	41,587	74,220
Sale of cotton	2,534	-
Sale of beef cattle	1,196	1,761
Leases of land	15,075	8,832
Sale of machinery	6,942	2,425
Sale of farms	249,327	266,601
	360,614	389,571

Allowance for expected credit losses	(4,031)	(3,613)

Total current	356,583	385,958

Sale of farms	520,758	442,867

Total noncurrent	520,758	442,867

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

a) Changes in accounts receivable from grain, cottons and soybean customers

	Grains	Cottons	Cattle	Sugarcane
Balance on June 30, 2022	127,875	-	491	43,297
Sales in year	593,787	39,600	26,262	247,260
Received	(647,616)	(39,600)	(24,992)	(254,825)
Reversal of expected losses	174	-	-	-
Balance on June 30, 2023	74,220	-	1,761	35,732
Sales in year	420,072	79,800	31,362	239,313
Received	(452,705)	(77,266)	(31,927)	(231,092)
Balance on June 30, 2024	41,587	2,534	1,196	43,953

b) Changes in the allowance for expected credit losses:

At June 30, 2022	1,778
Set-up of provision	2,177
Exchange variation	(245)
Write-off or reversal	(97)
At June 30, 2023	3,613
Set-up of provision	65
Exchange variation	418
Write-off or reversal	(65)
At June 30, 2024	4,031

c) Breakdown of receivable by maturity

	2024	2023
Falling due:
Up to 30 days	90,294	69,851
31 to 90 days	22,629	159,683
91 to 180 days	94,639	31,759
181 to 360 days	148,093	124,082
Over 360 days	520,758	442,867
Past due:
Up to 30 days	242	13
31 to 90 days	558	570
91 to 180 days	128	-
Over 360 days	4,031	3,613
	881,372	832,438

d) Sales of sugarcane

The Company has three sugarcane supply agreements, whose credit risks are assessed in accordance with the internal policy as presented in Note 5.8b.

No expected credit losses on receivables from sugarcane sale was recorded at June 30, 2024 and 2023.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

e) Receivables from sale of farms

Details in relation to receivables from the sale of farms are as follows:

	As of 2023	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2024	Current	Non-current
Araucária V	10,419	-	(9,937)	(482)	-	-	-	-
Araucária VI	4,928	-	-	610	-	5,538	2,705	2,833
Araucária VII	310,723	-	(147,806)	14,632	-	177,549	48,447	129,102
Jatobá II	53,409	-	-	7,879	-	61,288	30,949	30,339
Jatobá III	20,348	1,063	(1,502)	3,900	-	23,809	12,026	11,783
Jatobá IV	7,187	413	(4,805)	997	-	3,792	3,792	-
Jatobá V	17,986	773	(836)	2,761	-	20,684	14,163	6,521
Jatobá VI	19,713	1,061	(664)	2,467	-	22,577	11,900	10,677
Jatobá VII	86,341	1,855	(18,667)	10,207	-	79,736	15,371	64,365
Alto Taquari III	5,159	-	(3,252)	405	-	2,312	2,312	-
Alto Taquari IV	100,769	-	(53,811)	10,806	-	57,764	38,572	19,192
Chaparral I	-	289,360	(53,533)	19,158	-	254,985	34,041	220,944
Fon Fon	490	-	-	-	74	564	564	-
San Cayetano	294	-	-	-	(126)	168	168	-
Rio do Meio I	59,467	-	(10,251)	7,410	-	56,626	32,938	23,688
Rio do Meio II	8,813	-	(11,206)	2,393	-	-	-	-
Marangatú	3,422	-	(1,088)	-	359	2,693	1,379	1,314
	709,468	294,525	(317,358)	83,143	307	770,085	249,327	520,758

	As of 2022	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2023	Current	Non-current
Araucária V	27,917	-	(14,713)	(2,785)	-	10,419	10,419	-
Araucária VI	-	6,315	(1,599)	212	-	4,928	1,190	3,738
Araucária VII	-	307,030	-	3,693	-	310,723	151,859	158,864
Jatobá II	147,852	-	(86,324)	(8,119)	-	53,409	-	53,409
Jatobá III	56,332	-	(32,215)	(3,769)	-	20,348	-	20,348
Jatobá IV	14,243	-	(5,488)	(1,568)	-	7,187	3,913	3,274
Jatobá V	40,597	-	(19,322)	(3,289)	-	17,986	6,103	11,883
Jatobá VI	39,439	-	(16,104)	(3,622)	-	19,713	-	19,713
Jatobá VII	-	89,284	(4,885)	1,942	-	86,341	16,927	69,414
Alto Taquari II	2,174	-	(2,129)	(45)	-	-	-	-
Alto Taquari III	10,735	-	(4,340)	(1,236)	-	5,159	3,136	2,023
Alto Taquari IV	137,261	-	(20,871)	(15,621)	-	100,769	49,730	51,039
Bananal IX	6,269	-	(6,551)	282	-	-	-	-
Fon Fon	536	-	-	-	(46)	490	490	-
San Cayetano	322	-	-	-	(28)	294	294	-
Rio do Meio I	73,619	1,481	(2,511)	(13,122)	-	59,467	21,345	38,122
Rio do Meio II	-	33,534	(29,222)	4,501	-	8,813	-	8,813
Marangatú	-	7,786	(3,886)	(258)	(220)	3,422	1,195	2,227
Total	557,296	445,430	(250,160)	(42,804)	(294)	709,468	266,601	442,867

Information on the criteria for measuring the initial and subsequent recognition, as well as sales and the amounts received in the fiscal year ended June 30, 2024, is presented in Notes 2.1 and 22.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

8.2 Recoverable taxes

	2024	2023
Withholding income tax (IRRF) on financial investments to be offset	10,427	14,702
Income tax losses and social contribution carryforwards	-	624
Other recoverable taxes and contributions	-	139
Tax on value added - IVA – (Paraguay/Bolivia)	8,786	7,318
Other recoverable taxes	115	271
IRPJ/CSLL Estimative	57	-
Total current	19,385	23,054

ICMS recoverable	12,263	8,943
Non-cumulative PIS and COFINS to be offset	30,124	19,860
IRRF on financial investments to be offset	1,359	380
INSS recoverable	46	26
Tax on value added - IVA – (Paraguay/Bolivia)	16,518	13,999
Total noncurrent	60,310	43,208

9. Inventories

	2024	2023
Soybean	107,538	72,003
Corn	19,387	38,025
Bean	22,579	5,560
Cotton	17,288	31,181
Other harvests	681	2,118
Agricultural products – trainings costs	167,473	148,887
Agricultural products – fair value	14,030	3,537
Raw materials	52,039	61,260
	233,542	213,684

9.1 Adjustment realizable value of inventories of agricultural products

At June 30, 2022	(7,775)
Adjustment to recoverable value of agricultural products, net	(47,708)
Realization as cost of sales	36,918
At June 30, 2023	(18,565)
Adjustment to recoverable value of agricultural products, net	(1,091)
Realization as cost of sales	18,894
At June 30, 2024	(762)

10. Biological assets

	2024	2023
Food cattle	14,665	16,179
Production cattle	26,930	37,305
Grain plantation	22,138	47,226
Cotton plantation	61,896	41,096
Sugarcane plantation	111,636	112,423
Total	237,265	254,229

Current	210,335	216,924
Noncurrent	26,930	37,305

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

The amounts of expenditures with plantation and tilling of crops are substantially represented by expenditures with the formation of harvest such as: seeds, fertilizers, pesticides, depreciation and labor cost used in the crops.

A 1% increase or decrease in the expected yield of sugarcane and grains/cotton would result in an increase or decrease in the biological asset value of R$2,684, while a 1% increase or decrease in the price of sugarcane and grains/cotton would result in an increase or decrease in the biological asset value of R$3,518.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2024	2023
Grains	4,011	12,033
Cotton	6,355	4,377
Sugarcane	26,214	25,022
	36,580	41,432

Changes in agricultural activity

	Grains	Cotton	Sugarcane
Balance at June 30, 2022	67,358	15,347	172,560

Increases due to planting	506,817	72,136	-
Increases due to handling	-	-	225,866
Change in fair value	102,596	(3,631)	(6,903)
Reductions due to harvesting	(627,000)	(42,172)	(277,904)
Exchange variation	(2,545)	(584)	(1,196)

Balance at June 30, 2023	47,226	41,096	112,423

Increases due to planting	437,590	75,933	-
Increases due to handling	-	-	231,132
Change in fair value	20,407	4,799	21,997
Reductions due to harvesting	(483,602)	(60,471)	(250,633)
Exchange variation	517	539	(3,283)

Balance at June 30, 2024	22,138	61,896	111,636

Composed of:
Historical cost	22,671	53,472	54,441
Fair value	(533)	8,424	57,195
Balance on June 30, 2024	22,138	61,896	111,636

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle
At June 30, 2022	21,168	67,617
Acquisition/birth costs	10,478	11,414
Handling costs	-	17,352
Sales	(8,341)	(26,439)
Deaths	(559)	(1,461)
Consumption	(41)	(35)
Effect of conversion	-	(1,140)
Change in fair value	-	(13,824)
At June 30, 2023	22,705	53,484
Acquisition/birth costs	6,779	6,330
Handling costs	-	18,821
Sales	(11,235)	(30,384)
Deaths	(582)	(1,439)
Consumption	(43)	(32)
Effect of conversion	-	1,519
Change in fair value	-	(6,704)
At June 30, 2024	17,624	41,595

Quantitative data about cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle	Total
At June 30, 2023	5,101	17,604	22,705
At June 30, 2024	2,542	15,082	17,624

Fair value hierarchy

	2024	2023
	Amount	Amount	Fair value
Sugarcane	111,636	112,423	Level 3
Cattle	41,595	53,484	Level 2
Grains	22,138	47,226	Level 3
Cotton	61,896	41,096	Level 3

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2024, are as follows:

Description	Evaluation method	Significant non-observable inputs	Rate %	Variation of non-observable inputs	Increase in inputs	Decrease in inputs
Biological asset - sugarcane	Discounted cash flow	- Yield	11.90	Average productivity: 83,47 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	11.90	Total recoverable sugar: TRS 115 to 145 per ton of cane	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.
Corn	Discounted cash flow	- Yield	11.90	Average yield: 100,87 bags per hectare	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
Cotton	Discounted cash flow	- Yield	11.90	Average yield: 3,10 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

Changes in fair value in the statement of income

	2024	2023	2022
Grains	20,407	102,596	313,957
Cotton	4,799	(3,631)	7,122
Sugarcane	21,997	(6,903)	227,717
Cattle	(6,704)	(13,824)	968
	40,499	78,238	549,764

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

11. Investment properties

	Land – Farms	Buildings and improvements	Opening of area*	Total in operation	Construction in progress	2024
At June 30, 2024
Opening balance	929,513	64,134	157,792	1,151,439	101,273	1,252,712
Acquisitions	1,600	1,198	1,314	4,112	99,857	103,969
Write-offs	(33,773)	(205)	(12,321)	(46,299)	(2,434)	(48,733)
Transfers (*)	-	41,495	101,551	143,046	(142,709)	337
(-) Depreciation / amortization	-	(4,139)	(25,488)	(29,627)	-	(29,627)
Effect from conversion	41,747	3,890	8,172	53,809	1,073	54,882
Net book balance	939,087	106,373	231,020	1,276,480	57,060	1,333,540

At June 30, 2024
Total cost	939,087	124,085	342,351	1,405,523	57,060	1,462,583
Accumulated depreciation	-	(17,712)	(111,331)	(129,043)	-	(129,043)
Net book balance	939,087	106,373	231,020	1,276,480	57,060	1,333,540

	Land – Farms	Buildings and improvements	Opening of area*	Total in operation	Construction in progress	2023
At June 30, 2023
Opening balance	741,380	72,371	133,324	947,075	57,305	1,004,380
Acquisitions	272,154	299	6,130	278,583	110,286	388,869
Disposals	(59,400)	(5,541)	(14,018)	(78,959)	(3)	(78,962)
Transfers (*)	-	2,842	54,136	56,978	(66,685)	(9,707)
(-) Depreciation	-	(3,673)	(17,206)	(20,879)	-	(20,879)
Translation gains(losses)	(24,621)	(2,164)	(4,574)	(31,359)	370	(30,989)
Net book balance	929,513	64,134	157,792	1,151,439	101,273	1,252,712

At June 30, 2023
Total cost	929,513	77,161	252,146	1,258,820	101,273	1,360,093
Accumulated depreciation	-	(13,027)	(94,354)	(107,381)	-	(107,381)
Net book balance	929,513	64,134	157,792	1,151,439	101,273	1,252,712

Annual depreciation rates (weighted average) - %		3	5

(*)	Includes assets that were classified as Permanent Crop (Sugarcane - Fixed Assets), but for operational reasons the area switched to soybeans and it was necessary to reclassify the balances for Area Restructuring (Investment Properties).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair value*		Cost value**
Farm	State	2024	2023	Real estate	Acquisition	2024	2023	2024	2023
Jatobá	Bahia	8,868	8,868	Jaborandi Ltda	Mar-07	281,173	304,870	13,353	13,681
Alto Taquari	Mato Grosso	1,380	1,380	Mogno Ltda	Aug-07	19,803	31,035	17,680	17,311
Chaparral	Bahia	24,885	37,182	Cajueiro Ltda	Nov-07	507,024	1,017,454	83,585	111,266
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	39,596	44,192	24,382	24,295
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	124,339	157,870	34,459	34,411
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	527,849	475,124	117,835	114,435
Marangatu y Udra	Boqueron Paraguay	58,722	58.722	Agropecuaria Moroti S/A	Feb-18	330,572	500,509	274,899	239,837
Arrojadinho Farm	Bahia	16,642	16,642	Agrifirma Agro Ltda.	Jan-20	328,203	350,363	154,627	125,402
Rio do Meio Farm	Bahia	5,750	5,750	Agrifirma Agro Ltda.	Jan-20	156,689	168,507	67,362	66,263
Serra Grande Farm	Piaui	4,489	4,489	Imobiliaria Cremaq	Apr-20	76,428	82,410	43,458	42,413
Acres del Sud	Bolivia	9,875	9,875	Acres Del Sud	Feb-21	151,418	196,659	137,943	120,436
Panamby	Mato Grosso	10,844	10,844	Mogno Ltda.	Sep-22	298,562	311,879	298,245	288,991
		201,032	213,329			2,841,656	3,640,872	1,267,828	1,198,741

(*)	On June 30, 2024, the properties appraised by Company’s technical team. The comparable sales value of investment properties is adjusted considering the specific aspects of each property, where the price per hectare is the most relevant assumption. The fair value presented is considered as level 3 in the fair value hierarchy and there were no reclassifications among levels in the year or changes in premises.
(**)	The cost value of previous table is not comparable to that disclosed in the “Investment properties” note, since the note contemplates investments made in certain leased farms, which are not an integral part of the Company’s portfolio of owned farms. The cost values presented for the Alto Taquari and Rio do Meio farms include the areas sold, on which the Company will continue to operate until the date such areas are delivered (see Note 1 - General information).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

11.1. Non-current asset held for sale

	Delivery forecast	Hectares (useful)	Amount (R$)
Rio do Meio II	Jul/2024	190	2,195
Alto Taquari IV	Sep/2024	1,157	12,809
		1,347	15,004

12. Investments

a) Changes in investments

	2023	Share of profit of a joint venture	Effect from conversion	2024
Cresca	1,335	(58)	201	1,478
Agrofy	1,256	-	-	1,256
	2,591	(58)	201	2,734

	2022	Capital increase	Share of profit of a joint venture	Effect from conversion	2023
Cresca	1,521	-	(70)	(116)	1,335
Agrofy	6,121	(4,865)	-	-	1,256
	7,642	(4,865)	(70)	(116)	2,591

b) Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS Accounting Standards as of and for years ended June 30, 2024 and 2023, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at the fair value adjustment on the acquisition date:

	2024	2023
Assets	3,230	2,901
Current	3,186	2,863
Cash and cash equivalents	139	121
Accounts receivable, inventories and other receivables	3,047	2,742
Noncurrent	44	38
Other noncurrent	44	38

Liabilities	273	231
Current	273	231
Trade payables, taxes and loans	273	231
Total net assets	2,957	2,670
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,478	1,335

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

13. Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment

At June 30, 2024
Opening balance	74	36,026	30,269	3,178	69,547	6,495	79,066	155,108
Acquisitions	-	6,565	4,668	1,092	12,325	12,060	64,927	89,312
Disposals	-	(90)	(4,714)	(14)	(4,818)	-	(2,551)	(7,369)
Transfers (*)	-	21,917	(3,547)	-	18,370	(18,370)	(337)	(337)
Depreciation	(21)	(4,392)	(3,826)	(485)	(8,724)	-	(27,715)	(36,439)
Translation gains (losses)	-	728	(47)	68	749	-	1,106	1,855
Accounting balance, net	53	60,754	22,803	3,839	87,449	185	114,496	202,130
At June 30, 2024
Total cost	853	100,885	30,714	6,945	139,397	185	271,212	410,794
Accumulated depreciation	(800)	(40,131)	(7,911)	(3,106)	(51,948)	-	(156,716)	(208,664)
Accounting balance, net	53	60,754	22,803	3,839	87,449	185	114,496	202,130
	3	7	7	10			20
At June 30, 2023
Opening balance	188	29,038	28,983	2,377	60,586	-	67,545	128,131
Acquisitions	311	5,401	10,725	1,283	17,720	7,386	36,495	61,601
Disposals	(11)	(1,481)	(2,094)	(64)	(3,650)	-	(8,487)	(12,137)
Transfers(*)	(305)	5,927	(1,748)	-	3,874	(891)	6,724	9,707
Depreciation	(109)	(2,764)	(5,322)	(393)	(8,588)	-	(22,729)	(31,317)
Translation gains (losses)	-	(95)	(275)	(25)	(395)	-	(482)	(877)
Accounting balance, net	74	36,026	30,269	3,178	69,547	6,495	79,066	155,108
At June 30, 2023
Total cost	853	71,017	36,516	5,709	114,095	6,495	212,877	333,467
Accumulated depreciation	(779)	(34,991)	(6,247)	(2,531)	(44,548)	-	(133,811)	(178,359)
Accounting balance, net	74	36,026	30,269	3,178	69,547	6,495	79,066	155,108
Annual depreciation rates (weighted average) - %	3	7	7	10			20

(*)	Includes assets that were classified as Permanent Crop (Sugarcane - Fixed Assets), but for operational reasons the area switched to soybeans and it was necessary to reclassify the balances for Area Restructuring (Investment Properties).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

14. Right-of-use asset

	Land – Farms	Buildings and improvements	Vehicles and Agricultural Machinery	Right-of-use Total

At June 30, 2022
Opening balance	113,743	1,100	3,111	117,954
New contracts	75,068	371	2,693	78,132
(-) Depreciation	(31,413)	(512)	(2,174)	(34,099)
Exchange rate variation	(737)	(8)	(11)	(756)
Ending balance, net	156,661	951	3,619	161,231
At June 30, 2023
Total cost	255,519	2,834	11,190	269,543
Cumulative depreciation	(98,858)	(1,883)	(7,571)	(108,312)
Ending balance, net	156,661	951	3,619	161,231
At June 30, 2024
Opening balance	156,661	951	3,619	161,231
New contracts	103,912	591	10,532	115,035
Adjustments	14,827	-	6	14,833
Write-off	(176)	-	(167)	(343)
(-) Depreciation	(53,661)	(533)	(3,852)	(58,046)
Exchange rate variation	1,051	37	38	1,126
Ending balance, net	222,614	1,046	10,176	233,836
At June 30, 2024
Total cost	375,133	3,462	21,599	400,194
Cumulative depreciation	(152,519)	(2,416)	(11,423)	(166,358)
Ending balance, net	222,614	1,046	10,176	233,836
Annual depreciation rates (weighted average) - %	10	3	7

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

15. Leases payable and related obligations

	2024	2023
Current
Leases - IFRS 16	77,456	55,502
	77,456	55,502
Non-current
Costs with restoring of sugarcane fields – Parceria IV	75,455	108,566
Leases - IFRS 16	209,149	153,265
	284,604	261,831

	362,060	317,333

Changes in financial leases during the year ended June 30, 2024, and 2023 are as follows:

	Operating leases - IFRS 16	Sugarcane field restoration	Total
At June 30, 2022	137,434	111,717	249,151
New contracts	78,132	-	78,132
Payment	(29,646)	-	(29,646)
Interest	23,750	(3,151)	20,599
Update	(35)	-	(35)
Exchange variation	(868)	-	(868)
At June 30, 2023	208,767	108,566	317,333
New contracts	115,035	-	115,035
Remeasurement	14,833	-	14,833
Payment	(47,818)	-	(47,818)
Write-offs	(152)	-	(152)
Interest	30,157	(33,111)	(2,954)
Update	(35,600)	-	(35,600)
Exchange variation	1,383	-	1,383
At June 30, 2024	286,605	75,455	362,060

As of June 30, 2024, the Company’s main lease contracts relate to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

As of June 30, 2024, the Company and its subsidiaries held the following lease agreements with third parties:

Description	Location	Currency	Lease liabilities
Fazenda Avarandado (Parceria II)	Ribeiro Gonçalves - PI	R$	56,729
Fazenda ETH (Parceria III)	Alto Taquari - MT	R$	13,556
Fazenda Agro-Serra (Parceria IV)	São Raimundo de Mangabeira - MA	R$	75,455
Fazenda Xingu (Parceria V)	Região do Xingu - MT	R$	36,033
Fazenda Regalito (Parceria V)	Região do Xingu - MT	R$	45,354
Fazenda Serra Grande II (Parceria VII)	Baixa Grande do Ribeiro - PI	R$	31,455
Fazenda Unagro (Parceria VlII)	Santa Cruz - Bolívia	R$	9,701
Fazenda São Domingos (Parceria IX)	Comodoro - MT	R$	22,624
Fazenda Alto da Serra (Parceira X)	Brotas - SP	R$	58,198
Vehicle lease	N.A.	R$	3,575
Services with identified assets	N.A.	R$	7,830
Land - Other	N.A.	R$	778
Lease of vehicles and office in Paraguay	Asunción - Paraguay	R$	772
		R$	362,060

The above lease liabilities are discounted to present value using an incremental borrowing rate that ranges from 6.56% to 16.76%.

The future minimum lease payments of the aforementioned leases are detailed below:

1 year	77,456
2 years	67,903
3 years	51,828
4 years	41,136
5 years	33,840
Above 5 years	89,897
362,060

16. Trade accounts payable and others

	Note	2024	2023

Trade accounts payable		67,192	61,972
Taxes payable	16.1	15,437	26,321
Dividends payable		54,869	63,818
Advances to customers		34,291	21,802
Other liabilities		2,513	2,202
Total current		174,302	176,115
Taxes payable	16.1	30,822	28,140
Other liabilities		5,904	3,284
Total noncurrent		36,726	31,424

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

16.1 Taxes Payable

	2024	2023

ISS payable	948	996
Withholding taxes	1,086	1,320
PIS and COFINS payable	4,799	9,223
IRPJ and CSLL payable	6,503	10,881
Tax on value added - IVA (Paraguay/Bolivia)	649	3,254
Other taxes payable	1,452	647
Current	15,437	26,321

PIS and COFINS payable	11,114	10,405
IRPJ and CSLL payable	9,379	8,781
Tax on value added - IVA (Paraguay/Bolivia)	10,329	8,954
Non-current	30,822	28,140

17. Loans, financing and debentures

		Annual interest rates and charges - %
	Index	2024	2023	2024	2023

Agricultural cost	Fixed rate	10.62%	10.10%	100,416	149,404
Agricultural cost	Fixed rate + CDI	100.00% CDI + 1.22%	-	3,795	-
Financing for agricultural costs (USD)	Fixed rate	5.47%	3.66	16,450	11,566
Financing for agricultural costs (PYG)	Fixed rate	11.15%	9.07%	16,458	12,590
Bahia project financing	Fixed rate	7.55%	7.33%	29,664	28,734
Financing of working capital (USD)	Fixed rate	8.63%	8.63%	25,739	24,771
FINAME	Fixed rate	9.05%	9.05%	3,060	2,808
Financing of sugarcane	Fixed rate	6.34%	6.35%	21,291	28,281
Debentures	Fixed rate + IPCA	IPCA + 5.37%	IPCA + 5.37%	296,502	301,767
Debentures	Fixed rate	12.16%	-	176,263	-
(-) Transaction costs	Fixed rate			(7,700)	(5,283)
				681,938	554,638

Current				177,311	198,213
Non-current				504,627	356,425

Keys:

USD – U.S. currency (dollar)

PYG – Paraguayan currency (Guarani)

IPCA – National consumer price index

CDI – Interbank certificate of deposit

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

Breakdown of debt by index

	2024	2023
Fixed rate	381,641	252,872
CDI and fixed rate +CDI	3,795	16,197
Fixed rate + IPCA	296,502	285,569
	681,938	554,638

Maturities of short- and long-term loans and financing are broken down as follows:

	2024	2023
1 year	177,311	198,213
2 years	36,873	101,109
3 years	152,755	87,975
4 years	188,003	84,234
5 years	42,097	78,610
Above 5 years	84,899	4,497
	681,938	554,638

Changes in loans and financing during the year ended June 30, 2024 and 2023 are as follows:

	2023	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2024
Agricultural cost financing	149,404	188,094	(231,140)	(19,806)	17,659	-	104,211
Agricultural cost financing abroad	24,156	19,183	(14,836)	(2,283)	1,975	4,713	32,908
Bahia project financing	28,734	-	(1,045)	(84)	2,059	-	29,664
Working Capital Financing	24,771	4,976	(7,755)	(2,374)	2,326	3,795	25,739
Financing of working capital (USD)	2,808	-	-	-	252	-	3,060
Sugarcane Financing	28,281	75,000	(81,907)	(1,823)	1,740	-	21,291
Debentures	301,767	165,000	(14,250)	(17,503)	37,751	-	472,765
Transaction costs	(5,283)	(4,196)	-	-	1,779	-	(7,700)
	554,638	448,057	(350,933)	(43,873)	65,541	8,508	681,938

	2022	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2023
Agricultural cost financing	19,676	174,929	(51,701)	(4,523)	11,023	-	149,404
Agricultural cost financing abroad	49,409	-	(20,968)	(3,456)	3,152	(3,981)	24,156
Bahia project financing	9,661	18,974	(1,045)	(46)	1,190	-	28,734
Working Capital Financing	10,840	21,020	(5,159)	(508)	1,022	(2,444)	24,771
Financing of working capital (USD)	-	2,660	-	-	148	-	2,808
Sugarcane Financing	33,924	-	(6,457)	(1,447)	2,261	-	28,281
Debentures	336,389	-	(42,651)	(20,704)	28,733	-	301,767
Transaction costs	(6,858)	-	-	-	1,575	-	(5,283)
	453,041	217,583	(127,981)	(30,684)	49,104	(6,425)	554,638

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

a) Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2024 the Company’s financial agreements did not require compliance with financial covenants, but rather only operating covenants, on which the Company is in compliance.

b) Debentures

3st Issue

On November 16, 2023, 165,000 (one hundred and sixty-five thousand) debentures were issued totaling R$165,000, non-convertible into shares, single series, with a total term of 7 (seven) years. The debentures will be amortized in November of each year from 2027 until 2030. Interest of 12.16% p.a. will be payable over the principal amount, which will be paid in 7 (seven) annual installments.

The debentures have a real guarantee in the form of a fiduciary sale of properties owned by the Company registered under registration numbers 6,254 and 6,267, all at the General Property Registry Office of the District of Correntina – BA.

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

As of June 30, 2024, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

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

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2024, and 2023 are as follows:

	2024	2023
Assets
Noncurrent
Tax loss	129,892	48,594
Biological assets	-	3,136
Financial lease	36,622	26,676
Contingency, bonuses and fair value	28,885	35,614
Hedge	19,275	-
Allowance for expected credit losses	726	726
Difference in cost of farms	170	170
Share-based incentive plan (ILPA)	612	-
Provision of other accounts payable and receivable	673	977
Impairment of investment	1,654	1,654
Subscription warrant	43	675
	218,552	118,222
Liabilities
Noncurrent
Biological assets	36,830	19,983
Present value adjustment and other provisions	6,944	-
Derivative financial instruments	-	8,810
Surplus on investment	1,733	1,733
Costs of transactions	2,618	1,796
Provision of residual value and useful life of PPE assets	6,977	5,450
Accelerated depreciation of assets for rural activity	76,732	52,524
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	18,406	18,440
	150,240	108,736
Net balance	68,312	9,486

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

The balances are presented in the balance sheet as follows:

Net deferred assets	88,031	30,140
Net deferred liabilities	(19,719)	(20,654)

The net change in deferred income tax is as follows:

At June 30, 2022	(30,565)
Tax losses	5,232
Adjustments in biological assets and agricultural products	40,951
Financial lease	7,377
Provisions for contingency and fair value	1,877
Derivative financial instruments	(11,727)
Costs of transactions	536
Allowance for doubtful accounts	(33)
Provision for other accounts payable and receivable	(1,755)
Accelerated depreciation of assets for rural activity	(2,010)
Subscription warrant	(3,800)
Deferred taxes on surplus value	2,127
Share-based incentive plan (ILPA)	(433)
Indemnity assets	55
Impairment of investment	1,654
At June 30, 2023	9,486
Tax losses	81,298
Adjustments in biological assets and agricultural products	(19,983)
Financial lease	9,946
Provisions for contingency and fair value	(13,673)
Derivative financial instruments	28,085
Costs of transactions	(822)
Provision for other accounts payable and receivable	(304)
Accelerated depreciation of assets for rural activity	(24,208)
Subscription warrant	(632)
Deferred taxes on surplus value	34
Share-based incentive plan (ILPA)	(915)
Total excluding effect from conversion	68,312
At June 30, 2024	68,312

The expected realization of deferred tax assets are as follows:

2024
2025	83,916
2026	32,011
2027	21,240
2028	5,755
2029 to 2034	75,630
218,552

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

18.2. Income and social contribution tax expenses

	2024	2023	2022
Income before income and social contribution taxes	191,515	281,709	637,317
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(65,115)	(95,781)	(216,688)

Share of loss in a Joint Venture	(20)	(24)	(11)
Management bonus	(596)	(639)	(2,805)
Fair value variation of accounts receivable from sale of farms	(657)	5,821	(1,322)
Non-deductible expenses	(140)	-	-
Net effect of profit taxed abroad	(307)	(1,459)	-
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	96,914	81,133	92,226
Other permanent addition/exclusion	5,273	(2,224)	11,383

Income and social contribution taxes for the year	35,352	(13,173)	(117,217)

Current	(23,474)	(53,224)	(41,023)
Deferred	58,826	40,051	(76,194)
	35,352	(13,173)	(117,217)
Effective tax rate	18%	-5%	-18%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

19. Other liabilities

	2024	2023
Variable consideration for acquisition of Agrifirma	610	13,681
Panamby Farm	-	142,985
Alto da Serra Farm (a)	32,303	-
	32,913	156,666

Current	8,357	156,666
Non-current	24,556	-

(a)	Refers to the acquisition of assets (Cultural treatments, Ratchets and Soil preparation), arising from the lease contract carried out on March 12, 2024, as per note 2.3, the obligation is recorded at present value and will be settled within five years.

20. Equity

a)	Capital (number of shares)

	Number of shares
	6/30/2024		6/30/2023

Cresud	35,138,225	34.2%	37,480,425	36.6%
Charles River Capital	10,929,540	10.6%	7,767,653	7.6%
Elie Horn	6,098,269	5.9%	5,998,269	5.9%
Officers	859,339	0.8%	309,303	0.3%
Treasury	3,067,987	3.0%	3,571,179	3.5%
Other	46,590,084	45.4%	47,250,179	46.2%
Total shares of paid-up capital	102,683,444	100%	102,377,008	100%
Total outstanding shares	63,617,893		61,016,101

The amount shown in “Total outstanding shares” is net of treasury shares and Management shares (shares and vehicles held by members of the Board of Directors, Fiscal Council, Audit Committee and Statutory Board of Executive Officers).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

BrasilAgro is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, as decided by the Board of Directors. At June 30, 2024, BrasilAgro’s subscribed and paid-up capital amounted to R$1,587,988 (R$1,587,985 at June 30, 2023).

On September 19, 2023, the General Meeting approved a capital increase in the amount of R$3 through the issuance of 306,436 common shares in the amount of R$0.01 each following the exercise of the Warrants by AB (Holdings) 1 S.A.R.L, in connection with the Merger of Agrifirma..

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

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio) / Capital increase	4,044,654	82,021

Reserve of goodwill on share issue		(33,566)
Return of shares – Acquisition of Agrifirma		35,188
		1,622

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

The amount blocked has been written off and is currently R$610, the write-offs were made due to the end of the lock-up period and the agreements signed subsequently, that allowed early release.

Share-based payment

The compensation plan as of June 30, 2024, has an accumulated balance of (R$176), which includes a residual amount of (R$1,974) relating to previous plans and a current compensation plan expiring on June 30, 2026, updated in R$1,800. (note 24).

The information on the share-based compensation plan is described in Note 24.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

Capital transactions shareholders

On February 4, 2021, the Company assumed control of the acquired companies “Acres del Sud” (indirectly controlled by Cresud S.A.C.I.F.Y.A), with the parties negotiating an initial payment of R$160,399 based on the preliminary equity assessed at June 30, 2020. The agreement envisaged a price adjustment to reflect the equity variation of the Bolivian companies between June 30, 2020, and the reference date of the transaction. In accordance with the criteria established by the parties, the difference assessed at R$11,031 between the net assets of the companies acquired and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under shared control.

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

d) Dividends

On October 24, 2023, the Company approved the payment of dividends at the Annual and Extraordinary Shareholders Meeting based on the financial statements of June 30, 2023. The amount of R$63,777 refers to the minimum mandatory dividend and R$256,223 to the additional dividends proposed. The dividends declared were paid on November 23, 2023. In accordance with article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder and will inure to the Company.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

The appropriation of net income is as follows:

	2024	2023
Income for the year	226,867	268,536
(-) Constitution of legal reserve (5% of net income)	(11,343)	(13,427)
Adjusted profit for the year	215,524	255,109

(-) Mandatory minimum dividends - 25% of adjusted net income	(53,881)	(63,777)
(-) Additional dividends proposed	(101,119)	(191,332)

Proposed dividends	(155,000)	(255,109)

(-) Additional dividends proposed on profit reserve	-	(64,891)
Total dividends	(155,000)	(320,000)

Constitution of reserve for investments and expansion	60,524	-

Total shares of paid up capital (per thousand shares)	102,683	102,377
(-) Treasury shares (per thousand shares)	(3,068)	(3,571)
(=) Outstanding shares (per thousand shares)	99,615	98,806

Dividend per share (R$)	1.51	3.24

e) Other comprehensive income

At June 30, 2024, the effects from foreign exchange rate variation arising from the translation of the financial statements of companies located abroad amounted to a positive effect of R$54,708 , the effect at June 30, 2023 and June 30, 2022 was the negative of R$34,068 and positive of R$18,265 respectilly, and the accumulated effect reached R$118,387 (R$63,619 at June 30, 2023 and R$ 97,687 at June 30, 2022).

f) Treasury shares

Under article 20, item XII of the Bylaws of the Company, the Board of Directors is responsible, among others established in the law or the Bylaws, for deliberating on the acquisition by the Company of shares issued by itself, to be held in treasury and/or later cancellation or sale.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2022	3,533,498	49,761
Return of shares – Agreement of Agrifirma	37,681	1,046
At June 30, 2023	3,571,179	50,807
Transfer of shares – ILPA Plan	(503,192)	(7,159)
At June 30, 2024	3,067,987	43,648

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

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

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

The selected P&L, liabilities and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2024
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	771,126	14,284	410,788	77,971	236,393	29,599	2,091	-
Gain from sale of farm	248,375	248,375	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	40,499	-	27,213	4,798	21,996	(6,704)	(6,804)	-
Reversal of provision for agricultural products after harvest	(1,091)	-	(552)	(393)	-	-	(146)	--
Cost of sales	(747,019)	(2,107)	(401,745)	(73,519)	(212,925)	(30,026)	(26,697)	-
Gross income	311,890	260,552	35,704	8,857	45,464	(7,131)	(31,556)	-
Operating income (expenses)
Selling expenses	(55,064)	-	(38,741)	(9,494)	(144)	(428)	(6,257)	-
General and administrative expenses	(65,534)	-	-	-	-	-	-	(65,534)
Other operating income	(5,427)	-	-	-	-	-	-	(5,427)
Equity pickup	(58)	-	-	-	-	-	-	(58)
Operating income (loss)	185,807	260,552	(3,037)	(637)	45,320	(7,559)	(37,813)	(71,019)
Financial income	312,916	152,042	84,695	6,215	4,071	801	-	65,092
Financial expenses	(307,208)	(107,051)	(30,841)	(4,458)	(6,931)	(808)	-	(157,119)
Net income (loss) before taxes	191,515	305,543	50,817	1,120	42,460	(7,566)	(37,813)	(163,046)
Income and social contribution taxes	35,352	(19,247)	(17,278)	(381)	(14,436)	2,572	12,857	71,265
Net income (loss) for the year	226,867	286,296	33,539	739	28,024	(4,994)	(24,956)	(91,781)
Total assets	3,605,082	2,352,537	347,363	94,603	252,622	44,392	57,436	456,129
Total liabilities	1,425,403	394,973	169,670	9,400	26,080	-	-	825,280

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

	2023
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	903,372	14,893	579,018	38,195	244,830	24,807	1,629	-
Gain from sale of farm	346,065	346,065	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	78,238	-	111,304	(3,631)	(6,903)	(13,824)	(8,708)	-
Reversal of provision for agricultural products after harvest	(47,708)	-	(47,168)	(509)	-	-	(31)	-
Cost of sales	(886,225)	(6,190)	(556,554)	(34,565)	(242,165)	(25,536)	(21,215)	-
Gross income	393,742	354,768	86,600	(510)	(4,238)	(14,553)	(28,325)	-
Operating income (expenses)
Selling expenses	(41,008)	(2,190)	(33,633)	(3,394)	(1,068)	(553)	(170)	-
General and administrative expenses	(65,792)	-	-	-	-	-	-	(65,792)
Other operating income	(11,049)	-	-	-	-	-	-	(11,049)
Equity pickup	(70)	-	-	-	-	-	-	(70)
Operating income (loss)	275,823	352,578	52,967	(3,904)	(5,306)	(15,106)	(28,495)	(76,911)
Financial income	330,491	67,985	54,009	759	9,690	2,470	-	195,578
Financial expenses	(324,605)	(116,861)	(46,777)	(1,440)	(158)	(642)	-	(158,727)
Net income (loss) before taxes	281,709	303,702	(60,199)	(4,585)	4,226	(13,278)	(28,495)	(40,060)
Income and social contribution taxes	(13,173)	(5,912)	(20,468)	1,559	(1,437)	4,515	9,689	(1,119)
Net income (loss) for the year	268,536	297,790	39,731	(3,026)	2,789	(8,763)	(18,806)	(41,179)
Total assets	3,508,075	1,418,129	259,859	34,347	97,393	54,271	106,479	1,537,597
Total liabilities	1,310,933	473,999	86,120	8	555,081	-	-	195,725

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

	2022
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	1,168,137	6,450	720,883	25,242	378,919	31,507	5,136	-
Gain from sale of farm	251,534	251,534	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	549,764	-	313,944	7,122	227,717	968	13	-
Reversal of provision for agricultural products after harvest	(50,822)	-	(49,244)	(1,576)	-	-	(2)	-
Cost of sales	(1,142,688)	(4,536)	(720,236)	(24,967)	(352,519)	(27,948)	(12,482)	-
Gross income	775,925	253,448	265,347	5,821	254,117	4,527	(7,335)	-
Operating income (expenses)
Selling expenses	(43,578)	-	(33,359)	(794)	(1,260)	(970)	(7,195)	-
General and administrative expenses	(55,968)	-	-	-	-	-	-	(55,968)
Other operating income	13,829	-	-	-	-	-	-	13,829
Equity pickup	(31)	-	-	-	-	-	-	(31)
Operating income (loss)	690,177	253,448	231,988	5,027	252,857	3,557	(14,530)	(42,170)
Net financial income
Financial income	320,177	72,498	36,370	1,178	587	478	-	209,066
Financial expenses	(373,037)	(55,669)	(111,335)	(8,516)	(393)	(239)	-	(196,885)
Net income (loss) before taxes	637,317	270,277	157,023	(2,311)	253,051	3,796	(14,530)	(29,989)
Income and social contribution taxes	(117,217)	(18,277)	(53,981)	1,158	(87,072)	(1,314)	4,940	37,329
Net income (loss) for the year	520,100	252,000	103,042	(1,153)	165,979	2,482	(9,590)	7,340
Total assets	3,345,263	1,691,599	402,120	38,625	274,605	69,749	144,916	723,649
Total liabilities	1,129,215	290,399	101,239	1,393	35,093	-	-	701,091

The balance sheet accounts are mainly represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

a) Information on concentration of clients

In the year ended June 30, 2024, the Company has four clients individually representing 10% or more of consolidated revenues, representing 43.5% of the total revenues of the Company. Of these three clients, one account for 56.8% of the revenues from the sugarcane segment and two account for 41.1% of the revenues from the grain/cotton segments.

In the year ended June 30, 2023, the Company has four clients individually representing 10% or more of consolidated revenues, representing 45.8% of the total revenues of the Company. Of these four clients, two account for 63.1% of the revenues from the sugarcane segment and two account for 42% of the revenues from the grain/cotton segments.

In the year ended June 30, 2022, the Company has three clients individually representing 10% or more of consolidated revenues, representing 57.9% of the total sales of the Company. Of these three clients, two account for 97.8% of the revenues from the sugarcane segment and one account for 41% of the revenues from the grains/cotton segments.

There are no clients in other segments that represent 10% or more of revenue of total sales.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

b) Geographic information

Revenues and noncurrent assets, excluding financial instruments, income tax and social contribution, deferred assets and rights arising from insurance contracts of the Consolidated, are distributed as follows:

	Brazil			Paraguay and Bolivia
	2024	2023	2022	2024	2023	2022
Net revenue	693,617	815,589	1,077,731	77,509	87,783	90,406
Non-current	1,411,720	1,260,255	925,019	459,639	394,547	429,042

22. Revenues

a) Operating sales

	2024	2023	2022
Sales of grains	420,072	593,787	727,875
Sales of cotton	79,800	39,600	26,109
Sales of sugarcane	239,313	247,260	379,242
Sales of beef cattle	31,362	26,262	32,773
Lease	17,833	17,997	15,047
Other revenues	7,400	5,542	9,368
Gross operating revenue	795,780	930,448	1,190,414

Sales deductions
Taxes on sales	(24,654)	(27,076)	(22,277)
Net revenue	771,126	903,372	1,168,137

b) Sale of farms

	2024	2023	2022
Sale of farm	421,549	544,995	461,615
Adjustment to present value	(127,024)	(99,566)	(145,441)
Gross revenue from sale of farm	294,525	445,429	316,174

Sales taxes	(10,751)	(14,811)	(7,973)
Cost of sale of farm	(35,399)	(84,553)	(56,667)

Gain from sale of farm	248,375	346,065	251,534
Selling expenses	(5,787)	(189)	(6,553)
Income tax and social contribution	(9,072)	(17,490)	(11,110)
Net gain from sale of farms	233,516	328,386	233,871

In compliance with the obligations related to the sale of farms in previous years, a net revenue of R$5,165 related to the the official measurement of Jatobá Farm (R$902 Rio do Meio I Farm in June 2023). This condition refers to the variable consideration concept established in IFRS15 – Revenue from client agreement.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

23. Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total
Depreciation and amortization	78,705	-	1,470	80,175
Personnel expenses	34,109	4,132	42,026	80,267
Expenses with service provider	198,925	-	9,779	208,704
Leasing	27,567	-	637	28,204
Cost of agricultural products	369,807	-	-	369,807
Fair value of adjustment of agricultural products	17,041	-	-	17,041
Freight and storage	-	45,145	-	45,145
Sale of farm	-	5,787	-	5,787
Maintenance, travel expenses and others	20,865	-	11,622	32,487
Period ended June 30, 2024	747,019	55,064	65,534	867,617
Depreciation and amortization	87,363	-	1,128	88,491
Personnel expenses	36,170	4,884	46,205	87,259
Expenses with service provider	192,050	-	6,790	198,840
Leasing	32,274	-	562	32,836
Cost of agricultural products	370,222	-	-	370,222
Fair value of adjustment of agricultural products	148,260	-	-	148,260
Freight and storage	-	33,861	-	33,861
Allowance for doubtful accounts	-	2,093	-	2,093
Sale of farm	-	170	-	170
Maintenance, travel expenses and others	19,886	-	11,107	30,993
Period ended June 30, 2023	886,225	41,008	65,792	993,025
Depreciation and amortization	81,324	-	1,290	82,614
Personnel expenses	56,924	3,240	39,257	99,421
Expenses with service provider	166,772	-	5,858	172,630
Leasing	28,267	-	342	28,609
Cost of agricultural products	284,694	-	-	284,694
Fair value of adjustment of agricultural products	508,496	-	-	508,496
Freight and storage	-	33,123	-	33,123
Allowance for doubtful accounts	-	20	-	20
Sale of farm	-	7,195	-	7,195
Maintenance, travel expenses and others	16,211	-	9,221	25,432
Period ended June 30, 2022	1,142,688	43,578	55,968	1,242,234

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

The shares are granted if participants remain with the Company until the end of the vesting period and achieve certain KPIs. Appreciation of the AGRO3 stock is one of the pillars of the program and if a minimum percentage is not reached, participants will not be entitled to receive any shares. If the stock appreciation KPI is achieved, the number of shares to be granted will be divided in three ranges based on the level of achievement of three other KPIs and are adjusted by the dividends per share distributed during the vesting period. Apart from the AGRO3 stock price, performance indicators include operating profitability, sales of farms and capitalization of resources.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

2º ILPA Plan

On June 30, 2023, the Company celebrated, with the participants of the Second Plan, the granting of a total of 503,192 shares at the Public Offering price of R$24.51. The total cost incurred by the plan was R$12,883.

Shares within the scope of the Second Plan may be exceeded by the criteria established by the Company’s Board of Directors, based on the time (vesting for time) of up to 3 years and the performance (vesting for performance) stipulated in the Grant Contracts.

3º ILPA Plan

Continuing the action-based remuneration program, on July 1, 2023, the 3rd ILPA Plan began. The Company hired an independent company to measure the fair value of the benefit and if participants reach the KPIs determined in the contract, it is estimated that an average of 544,172 shares will be granted at a value of R$13.34 and R$15.94, depending on the participant’s profile. . To measure the fair value of the benefit, the price of the AGRO3 share on the grant date was considered and the likely price range of the share at the end of the vesting period was projected. The expense amount is adjusted due to this review and the effects are recognized prospectively.

The ILPA Plan is valid for three years and is booked in accordance with IFRS 2, since the Company receives services from the participants and, in exchange, undertakes to deliver its shares. The expenses accounted over the current plan is accumulated at R$1,800 on June 30, 2024.

25. Other operating income (expenses), net

	2024	2023	2022
Income (loss) on sale of PPE	(212)	(3,605)	2,652
Expenses with acquisitions of new businesses (i)	-	(2,248)	(2,093)
Provision for legal claims	437	(2,127)	(19)
Agricultural insurance claims (ii)	-	-	8,708
Agricultural losses (iii)	-	(2,525)	-
Donations to BrasilAgro Institute (vii)	(3,000)	(8,500)	-
Gain from indemnities (iv)	-	7,526	7,763
Warrants and restricted shares (v)	(1,859)	6,232	(2,883)
Impairment on investment (viii)	-	(4,865)	-
Other (vi)	(793)	(937)	(299)
	(5,427)	(11,049)	13,829

(i)	Refers to expenses with commission on lease agreements.
(ii)	On October 13, 2021, the subsidiary Palmeiras S.A. received indemnification in the amount of R$8,708, corresponding to the multiple-risk agricultural policy for the 2020/21 crop year, which covers possible losses in soybean and corn production. The losses were caused by the severe drought that occurred in the first half of 2021, which affected the region of Mariscal Estigarribia, in Boquerón, where the company’s farm is located. The indemnification was paid in full, with no amounts left to receive.
(iii)	Basically, it refers to operating losses in sugarcane harvesting due to adverse climate conditions in the subsidiary Yuchan.
(iv)	Indemnity received due to the early settlement under the Agrifirma agreement (Note 20.b).
(v)	The gains and losses reflect the residual liabilities from the acquisition of Agrifirma, measured at fair value. The liabilities correspond to a number of warrants and restricted shares (Note 19), which may vary and, therefore, are classified as financial instruments, recognized as liabilities and measured at fair value based on the Company’s share price.
(vi)	Of the balance shown, R$1,950 refers to taxes (PIS and Cofins) on indemnity gains.
(vii)	Non-profit organization of the Brasilagro group that coordinates all social initiatives of the Company.
(viii)	Refers to the impairment determined during the Agrofy investment period.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

26. Financial income and expenses

	Notes	2024	2023	2022
Financial income
Interest on marketable securities		29,428	46,776	67,010
Interest on receivable		1,792	3,497	2,730
Monetary variation(i)		61	1,815	-
Foreign exchange variation (ii)		10,603	44,710	31,717
Gain on remeasurement of leases (iii)¹		41,376	2,887	-
Gain on remeasurement of receivables from sale of farms (iv)¹		81,459	36,575	65,111
Realized profit from derivative transactions (v)¹	7	99,909	108,969	73,069
Unrealized profit from derivative transactions (vi)¹	7	48,288	85,262	80,540
		312,916	330,491	320,177
Financial expenses
Marketable securities charges		(1,777)	(2,054)	(2,900)
Bank charges		(3,250)	(3,929)	(1,999)
Interest accrued		(67,220)	(51,526)	(68,044)
Monetary variation (i)		(26)	(140)	(732)
Foreign exchange variation (ii)		(12,340)	(41,354)	(29,096)
Gain on remeasurement of leases (iii)¹		(43,071)	(23,751)	(22,247)
Loss on remeasurement of receivables from sale of farms (iv)¹		(6,686)	(90,034)	(28,702)
Realized loss from derivative financial transactions (v)¹	7	(41,950)	(61,045)	(153,018)
Unrealized loss from derivative financial transactions (vi)¹	7	(130,888)	(50,772)	(66,299)
		(307,208)	(324,605)	(373,037)
Financial (expense) income, net		5,708	5,886	(52,860)

(1)	Amounts from 2023 and 2022 revised to better present the net effect of the financial result from the balances of Leases, Sale of Farms and Derivative Financial Transaction.

Net balances are as follows:

	2024	2023	2022
Monetary variations (i)	35	1,675	(732)
Foreign exchange difference (ii)	(1,737)	3,356	2,621
Net on remeasurement of leases (iii)	(1,695)	(20,864)	(22,247)
Net on remeasurement of receivables from sale of farms (iv)	74,773	(53,459)	36,409
Realized profit (loss) from derivative financial instruments (v)	57,959	47,924	(79,949)
Unrealized (loss) profit from Derivative financial instruments (vi)	(82,600)	34,490	14,241

27. Earnings per share

	2024	2023	2022
Net income for the year	226,867	268,536	520,100
Weighted average number of common shares issued (thousands), net of treasury	99,615	98,806	98,844
Effect from dilution – shares	459	550	513
Weighted average number of common shares issued adjusted by the dilution effect	100,074	99,356	99,357
Basic earnings per share	2.2774	2.7178	5.2618
Diluted earnings per share	2.2670	2.7028	5.2347

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

28. Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits. The provisions for probable losses of financial disbursements arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company’s internal and external legal advisors.

Provisions for lawsuits by type are:

Labor

The Company responds to labor complaints, which have as their object the employment relationship between the Company and the companies that provide services and their respective employees. Furthermore, the Company is discussing four Infraction Notices drawn up by the Ministry of Labor and Employment.

Environmental

The Company is a party to administrative proceedings on notices of violation issued by the Institute of the Environment and Water Resources (INEMA) related to alleged lack of adoption of preventive measures to avoid fire that occurred on the Bananal Farm and on the provision of information on the Rural and Environmental Registration.

Probable likelihood of loss

	Labor	Civil	Tax	Environ.	Total
At June 30, 2022	319	-	344	454	1,117
Additions	635	46	1,723	-	2,404
Monetary restatement	4	-	72	32	108
Reversal	(332)	-	-	-	(332)
Payments	(507)	(46)	(1,452)	-	(2,005)
At June 30, 2023	119	-	687	486	1,292
Additions	1,190	7	1	9	1,207
Monetary restatement	(296)	-	18	108	(170)
Reversal	(195)	-	(705)	(574)	(1,474)
Payments	(148)	(7)	(1)	-	(156)
At June 30, 2024	670	-	-	29	699

Acres del Sud Farm

The Company’s subsidiary, Acres Del Sud, is discussing an administrative process with the aim of cleaning up the Las Londras Farm and perfecting the property right over said property. In this process, the National Institute of Agrarian Reform of Bolivia (“INRA”), on November 25, 2021, issued the Final Resolution, by which it declared the illegality of the possession of 4,435 hectares of Las Londras.

On January 5, 2022, Agropecuária Acres del Sud filed an “Administrative Litigation Process” by which it fully challenged the Final Resolution, before the Agro-Environmental Court, however, on September 15, 2023, a sentence was handed down that dismissed the Administrative Litigation Process and maintained the Final Resolution (“Sentence”). In this context, Agropecuaria Acres del Sud S.A. filed a constitutional proceeding (Acción de Amparo Constitucional) to dismiss the ruling issued by the Agro-Environmental Court on September 13, 2023. On January 25, 2024, the Fourth Constitutional Chamber of the Departmental Court of Justice issued a decision (Sentencia No. 04/24), granting protection to Agropecuaria Acres del Sud S.A., thereby nullifying part of the lawsuit pending before the Agro-Environmental Court, including the ruling issued by the Agro-Environmental Court on September 13, 2023, so that the Agro-Environmental Court can issue a new ruling.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

Possible likelihood of loss

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, as well as administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors, as follows:

	2024	2023
Civil	9,231	8,525
Tax	13,450	20,881
	22,681	29,406

Judicial deposits

	2024	2023
Labor	6,702	47
Environmental	520	504
Civil	177	176
	7,399	727

29. Commitments

Sales agreements for future delivery

BrasilAgro and its subsidiaries have sales agreements for future delivery with some clients, as shown below:

2023/24 Crop
Crop	Delivery date	Quantity	Agreements	Unit	Currency	Price/pernut
Soybean	Apr24-Oct24	297,668	6	bags	R$	126.09
Soybean	Apr24-Oct24	416,667	6	bags	US$	22.32
Soybean	Apr24-Oct24	83,333	3	Bags	**	**
Cotton lint	Jul24-Dec24	3,871	5	ton	US$	1,915.05
Cotton lint	Jul24-Dec24	2,000	4	Ton	**	**
Corn	May24-Dec24	7,215,000	4	Bags	R$	51.54
Corn	May24-Dec24	1,233,333	1	Bags	US$	7.40
Sugarcane	Apr24-Dec24	1,031,461	1	Ton	*	*

2024/25 Crop
Soybean	Jan25-Feb25	166,667	2	Bags	**	11
Cotton lint	Aug25-Oct25	3,703	2	Ton	**	**

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

30. Related parties

a) Related-party transactions

	Assets		Liabilities
	2024	2023	2024	2023
Compensation plans
Management	1,233	1,838	-	-
	1,233	1,838	-	-
Other
Cresca (a)	129	71	1,611	1,471
Cresud (b)	1,170	248	1,859	58
Hemir I	436	-	5,805	5,040
	2,968	2,157	9,275	6,569
Total – Related parties	2,968	2,157	9,275	6,569

a)	Acquisition of biological assets and other fixed assets by Palmeiras, during the spin-off of Cresca.
b)	Expenses mainly refer to the implementation, development, and maintenance of systems.
c)	During the process of acquisition of the subsidiaries in Bolivia, the parties entered into an agreement to maintain the blocked contingency amount, aiming to protect the Company.

b)	Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2024	2023
Board of directors and executive board compensation	11,583	10,665
Bonus	1,754	1,879
Overall compensation	13,337	12,544
Share grants	1,025	3,833
	14,362	16,377

On October 24, 2023, the overall compensation of the Company’s managers for the current year, in the amount of R$16,590, was approved at the Annual and Extraordinary Shareholders Meeting.

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2024:

Insurance type	Coverage – R$

Civil liability (D&O)	50,000
Civil, professional and general liability	21,115
Machinery/Automobile	68,919
Completion guarantee	10,394
Fire/lightning/explosion/electrical damage (office)	20,472
Rural multi-risk	94,242

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2024

(In thousands of reais, except as stated otherwise)

32. Subsequent events

Acquisition of Companhia Agrícola Novo Horizonte

According to note 2.3, the Group acquired Companhia Agrícola Novo Horizonte S.A., including the right to operate a lease of 4,767 hectares of arable land, with a term of 16 years and an average cost of 13 bags per hectare.

On August 6, 2024, the acquisition closing agreement was signed, after compliance with all precedent conditions established in the contract. Therefore, this date was considered as the date of the business combination, since the Company assumed control of the operations. From that date onwards, the assets and liabilities of the acquired company will be consolidated.

The total acquisition value may undergo future adjustments, as established in the contract, due to variations in working capital assets and liabilities. On the date of these financial statements, the estimated amount to be transferred to the selling partners is R$6,157. The purchase price allocation process (PPA) is underway, in accordance with IFR 3 – Business Combination.

The table below shows the preliminary assets and liabilities acquired by the Company in August 06,2024:

Novo Horizonte

Assets	94,165
Cash and cash equivalents	12
Inventories	433
Recoverable taxes and other credits	2,324
Deferred taxes	28,265
Property, plant and equipment	21,314
Right -of-use assets	41,817

Liabilities	87,660
Loans financing	31,101
Trade accounts payable and other liabilities	9,994
Leases payable	44,565
Future capital increase	2,000

Total net assets acquired	6,505
Gain with bargain purchase	(348)
Total consideration	6,157

Alto Taquari

On September 26, 2024, the subsidiary Imobiliária Mogno transferred to its buyers the remaining balance of 1,157 hectares on the sale of Fazenda Alto Taquari, a rural property located in the municipalities of Alto Taquari and Araputanga – Mato Grosso, the Purchase and Sale contract was celebrated on September 1, 2021 and established the transfer of ownership in two stages, the first being delivered on October 10, 2021.

The amount to be paid was defined as 1,272,274 bags of soybeans, equivalent to R$189,401 on the date of the transaction.

Rio do Meio II

On September 30, 2024, the subsidiary Agrifirma Bahia transferred 190 hectares to its buyers for the sale of Fazenda Rio do Meio II, a rural property located in the municipality of Correntina- Bahia. The Purchase and Sale Agreement was signed on November 8, 2024. 2022 and established a schedule for transfer of ownership in four phases, this being the third, the deadline for the fourth and final transfer is scheduled for July/2025.

The amount to be paid was defined as 54,053 bags of soybeans, equivalent to R$7,128 on the date of the transaction.

Dividend payment

On October 22, 2024, the Company approved the payment of dividends through Ordinary and Extraordinary General Meeting regarding the financial statements as of June 30, 2024 in the amount of R$155,000, the payment of declared dividends must be carried out within thirty days from the date of approval. According to the Bylaws, article 40, dividends not received or claimed will expire within 3 (three) years, counted from the date on which they were made available to the shareholder, and will revert in favor of the Company.

***