Form 20-F
period 2025-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2025-10-30
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Av. Rebouças, 2942, 6th floor, São Paulo, SP 05402-500, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez

Chief Financial Officer and Investor Relations Officer

Tel.: +55 11 3035 5350 – E-mail: ri@brasil-agro.com

Av. Rebouças, 2942, 6th floor
São Paulo, SP 05402-500, Brazil

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

On June 30, 2025, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5.4571 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2024, the selling rate was R$5.5589 to US$1.00, and on June 30, 2023, the selling rate was R$4.8192 to US$1.00, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2025 may not be indicative of future exchange rates. On September 30, 2025, the selling rate was R$5.3186 to US$1.00, as reported by the Central Bank.

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

D. Risk Factors2

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

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide food supply and demand as well as factors related to financial speculation;

●	disruptions in commodity markets caused by global events, global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflict in the Middle East, which may exacerbate disruptions, market pressures and volatility,

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflicts in the Middle East;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

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

In March 2020, a dispute between Saudi Arabia and Russia sparked oil price volatility, which continued through 2024 as a direct result of the Russian invasion of Ukraine, the recent conflict between Israel and Hamas, and related conflicts in the Middle East, thereby bringing the price of oil to its highest level since 2008. In the beginning of 2025, oil prices remained relatively high, at levels above US$70 per barrel, but throughout the year, increased supply and moderate growth in demand prevailed, putting certain downward pressure on prices.

A decline in sugar prices could have an adverse effect on the financial performance of our sugarcane businesses.

Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.

We currently sell a substantial portion of our total crop production to a small number of customers who have considerable bargaining power. For instance, in the year ended June 30, 2025, three of our customers were responsible for 52.9% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 50% of our revenue in the grain/cotton segment, and one was responsible for 64% of our revenue in the sugarcane segment.

Comparatively, in the year ended June 30, 2024, three of our customers were responsible for 43.5% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 41.1% of our revenue in the grain/cotton segment, and one was responsible for 56.8% of our revenue in the sugarcane segment. See Note 21 to our financial statements included elsewhere in this annual report.

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

Recently, the United States has implemented a range of new tariffs and increases to existing tariffs, including increased tariffs with respect to Brazil. In response to the tariffs announced by the United States, other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States, Brazil and other countries with respect to trade policies, taxes, government regulations and tariffs, and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future. Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on our business. We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes.

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

In 2023, the real appreciated by 7.2% against the U.S. dollar, and on December 31, 2023, the real/U.S dollar exchange rate was R$4.8413. In 2024, the real depreciated by 21.8% against the U.S. dollar, and on December 31, 2024, the real/U.S dollar exchange rate was R$6.1923. In 2025, by September 30, 2025, the real appreciated by 14.1% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.3186 per US$1.00 on September 30, 2025. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

We and our subsidiaries are incorporated and operate in several jurisdictions, including Bolivia and Paraguay. The governments of these jurisdictions may impose restrictions on: (i) the conversion of local currency into foreign currency; (ii) the distribution of the results of investments by foreign investors; and (iii) the distribution of dividends and other capital distributions to shareholders in those jurisdictions. As a result, we may be limited or restricted from distributing dividends or making other capital distributions to our shareholders. In addition, these restrictions may also affect the market price of our common shares and ADRs.

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

We also rely on fertilizers and agrochemicals, many of which are petrochemical based. In our segments related to agricultural activity (grains, cotton, sugarcane and cattle raising), fertilizers and agrochemicals represented approximately 30% of our total cost of production (including manufacturing and administrative expenses) for the 2024/2025 harvest year. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, supply shortages have continued to exist and have been aggravated by the ongoing conflict between Russia and Ukraine.

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

The effects of the ongoing conflict between Russia and Ukraine on the Russian and global economy remains uncertain. However, they have resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally. As a result, in particular, the availability and price of fertilizers for the 2024/2025 harvest year is subject to significant uncertainty in Brazil and the other countries in which we operate. From a supply point of view, Brazil and the other countries in which we operate are highly dependent on imports of fertilizers from Russia and other neighboring countries. In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. As a result of such supply risks, we believe that there may be shortages of some types of fertilizers (mainly of potash-based products). We may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future. Failure to obtain fertilizer on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

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

Social movements that advocate land reform and property redistribution are active in Latin America. In Brazil, these movements include the Landless Rural Workers’ Movement (“Movimento dos Trabalhadores Rurais Sem Terra”) and the Pastoral Land Commission (“Comissão Pastoral da Terra”), and in Bolivia, the Intercultural Confederation of Bolivia (“Confederación de Interculturales de Bolivia”).

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

We may be unable to timely and effectively implement IFRS S1 and IFRS S2, including measuring and presenting greenhouse-gas emissions.

The International Sustainability Standards Board’s IFRS S1 (“General Requirements”) and IFRS S2 (“Climate-related Disclosures”) require extensive sustainability-related information, including governance, strategy, risk management, and metrics and targets—such as Scope 1, Scope 2 and material Scope 3 greenhouse-gas (“GHG”) emissions—together with linkage to financial statement impacts. These frameworks are evolving and prescriptive, and we may face significant methodological and operational challenges to comply with them fully and on time.

In particular, we may encounter: (i) boundary-setting complexities across consolidated and non-consolidated operations, joint arrangements, leased assets and third-party service providers; (ii) material data gaps for upstream and downstream Scope 3 categories (e.g., fertilizers, agrichemicals, transportation, trading and end-use), including incomplete or non-standard supplier data; (iii) agriculture-specific estimation issues (soil carbon fluxes, land-use change, enteric fermentation, nitrous-oxide emissions) where emission factors and models vary by geography and are frequently revised; (iv) inconsistencies among accepted methodologies (e.g., GHG Protocol, IPCC factors, ISO standards) that may yield non-comparable results; (v) reliance on significant management judgment, third-party information and proxies; and (vi) limitations in our IT systems, process readiness and internal controls over sustainability information and its interaction with financial reporting.

As a result, our emissions inventories, climate metrics and related effects on our financial statement (including impairment testing, useful lives, asset valuations, provisions and contingencies, and sensitivity analyses) may be incomplete, require restatement, or fail to obtain external assurance within required timelines. Changes in methodologies or guidance could lead to re-measurements of previously reported data. Any such issues could increase compliance costs, delay filings, trigger adverse regulatory or listing consequences, affect sustainability-linked financing covenants, reduce investor confidence, and negatively impact our reputation, business, financial condition, results of operations and cash flows. We cannot assure you that we will timely implement General Requirements and Climate-related Disclosures, or that our disclosures will not be challenged by regulators, assurance providers or other stakeholders.

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

The Brazilian economy has experienced varying growth rates and slowdowns in recent years. The Brazilian GDP increased 2.5% in 2023, 3.4% in 2024 and 2.9% in the first six months of 2025.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2025, it was 15% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, was 3.18% in 2023 and 6.54% in 2024. Cumulative inflation in the first six months of 2025, calculated by the same index, was 2.96%. The inflation rate, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, was 4.62% in 2023 and 4.83% in 2024. Cumulative inflation in the first six months of 2025, calculated by the same index, was 2.99%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2025, certain of our loans were subject to interest rate fluctuations, such as the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

See “Item 10—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

ITEM 4—INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

Our legal and commercial name is BrasilAgro—Companhia Brasileira de Propriedades Agrícolas. We are a corporation (sociedade por ações) organized under the laws of Brazil and were incorporated on September 23, 2005. Our principal offices are located at Av. Rebouças, 2942, 6th floor, São Paulo, SP, 05402-500, Brazil, and our telephone number is +55 11 3035 5350.

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 18 agricultural properties in seven Brazilian states, aggregating 320,990 hectares, of which 214,920 hectares were arable but less than 15% of which were cultivated when acquired and 72,700 hectares were protected by environmental regulation. Since then, seven of our agricultural properties were fully sold and six of our agricultural properties were partly sold, representing in the aggregate a total area of 137,795 hectares. As of the date hereof, we hold 252,796 hectares, including 69,660 hectares leased.

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

From July 1, 2022 until the date hereof, we completed the following transactions:

●	In August 2025, we entered into a lease agreement for approximately 3,081 hectares in Nova Lacerda and Comodoro, State of Mato Grosso, with a term of 13 years. This lease will enable a significant expansion of our operations.

●	In June 2025, we sold the total area of 17,799 hectares in the Preferência farm, located in the municipality of Baianópolis, in the State of Bahia. The total amount of the sale was 452,342 arrobas of cattle, or R$140.0 million on the transaction date.

●	In September 2024, we sold an area of 190 hectares in the Rio do Meio II farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 54,053 soybean bags, or R$7,128 million. In May 2025, we sold an area of 660 hectares. The total amount of the sale was 75.454 soybean bags, or R$10,064 on the transaction date.

●	In September 2024, we sold an area of 1,157 hectares in the Alto Taquari IV farm, located in the municipality of Alto Taquari and Araputanga, in the State of Mato Grosso. The total amount of the sale was 1,272,274 soybean bags, or R$189,401 on the transaction date.

●	in August 2024, we acquired Companhia Agrícola Novo Horizonte S.A. The acquired company has a lease agreement for 4,767 hectares in the region of Primavera do Leste, State of Mato Grosso. The value of the transaction was R$36.4 million, and the remaining lease term is 16 years with an average price of 13 soybean bags per hectare.

●	In March 2024, we entered into a lease agreement for approximately 8,160 hectares in Brotas, in the State of São Paulo, to produce sugarcane. This lease will allow us to diversify our revenue by entering the sugar market, in addition to producing ethanol. The lease term is staggered, with 5,060 hectares leased in 2024 and the remainder by 2029.

●	in March 2024, we sold an area of 12,297 hectares (8,757 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 346 soybean bags per arable hectare, or R$415.1 million (approximately R$47,399 per arable hectare).

●	in June 2023, we sold an area of 4,408 hectares (3,202 arable hectares) in the Jatobá farm, located in the municipality of Jaborandi, in the State of Bahia. The total amount of the sale was 298 soybean bags per arable hectare, or R$121.6 million (approximately R$38,069 per arable hectare);

●	in March 2023, we sold an area of 5,185 hectares (3,796 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 790 soybean bags per arable hectare, or R$409.3 million (approximately R$107,816 per arable hectare);

●	in March 2023, we sold an area of 332 hectares (215 arable hectares) in the Araucária farm, located in the municipality of Mineiros, in the State of Goiás. The total amount of the sale was 297 soybean bags per arable hectare, or R$8.5 million (approximately R$39,558 per arable hectare);

●	in November 2022, we sold an area of 1,965 hectares (1,423 arable hectares) in the Rio do Meio farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 291 soybean bags per arable hectare, or R$62.4 million (approximately R$43,900 per arable hectare);

●	in October 2022, we sold an area of 863 hectares (498 arable hectares) in the Morotí farm, located in Paraguay. The total amount of the sale was US$1.5 million (approximately US$1,700 per arable hectare);

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

The table below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of the date hereof:

Property	Location	Acquisition/ Lease Date	Total Area	Arable Area	Project	Ownership
			(ha)	(ha)
Jatobá Farm	Jaborandi / BA	March 2007	8,868	7,007	Grains and Pasture	Owned
Alto Taquari Farm	Alto Taquari / MT	August 2007	1,373	764	Sugarcane	Owned
Chaparral Farm	Correntina / BA	November 2007	24,841	17,651	Grains and Cotton	Owned
Nova Buriti Farm	Bonito de Minas / MG	December 2007	24,212	17,976	Forest	Owned
Avarandado Farm (Partnership II) (1)	Ribeiro Gonçalves / PI	November 2013	7,456	7,456	Grains	Leased
Morotí (Paraguai)	Boquerón	February 2018	58,722	32,408	Grains and Pasture	Owned
ETH Farm (Partnership III)(2)	Alto Taquari / MT	May 2015	3,478	3,478	Sugarcane	Leased
Agro-Serra Farm (Partnership IV) (3)	São Raimundo das Mangabeiras/MA	February 2017	13,645	13,645	Sugarcane	Leased
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	10,142	Grains and Sugarcane	Owned
Xingu Farm (Partnership V) (4)	Região do Xingu / MT	August 2018	13,092	5,714	Grains	Leased
Regalito Farm (Partnership VI)	Região do Xingu / MT	September 2022	5,714	10,142	Grains	Leased
Arrojadinho Farm (5)	Jaborandi / BA	January 2020	16,644	11,716	Grains	Owned
Rio do Meio Farm (6)	Correntina / BA	January 2020	5,753	3,883	Grains	Owned
Serra Grande Farm	Baixa Grande do Ribeiro / PI	April 2020	4,489	2,954	Grains	Owned
Serra Grande II Farm (Partnership VII) (7)	Baixa Grande do Ribeiro / PI	December 2019	6,013	6,013	Grains	Leased
Acres del Sud (Bolívia)	Santa Cruz	February 2021	9,875	8,978	Grains and Sugarcane	Owned
Unagro Farm (Partnership VII) (8)	Santa Cruz	December 2019	1,065	1,065	Grains	Leased
São Domingos Farm (Partnership IX) (9)	Comodoro / MT	July 2022	7,657	7,657	Grains	Leased
Panamby Farm	Querência, MT	September 2022	10,793	5,589	Grains	Owned
Alto da Serra Farm (Partnership X) (10)	Brotas / SP	March 2024	6,773	6,773	Sugarcane	Leased
Novo Horizonte Farm (Partnership XI) (11)	Primavera do Leste / MT	August 2024	4,767	4,767	Grains	Leased
Total			252,796	188,727

(1)	We entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

(2)	We entered into an agricultural development partnership in the Parceria III Farm that may extent until March 31, 2026.

(3)	We entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with an option to renew for another 15 years.

(4)	We entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.

(5)	Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(6)	Farm acquired through the merger of Agrifirma.

(7)	We entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.

(8)	Farm partnership on the farm for the term of one harvest.

(9)	Farm partnership on the farm for up to 12 harvests.

(10)	Agricultural development partnership on the farm for two cycles of six years of sugarcane.

(11)	Agricultural development partnership for up to 16 years.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 11 to our financial statements for the fiscal year ended June 30, 2025.

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

The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2025.

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

The table below shows certain information regarding our own agricultural properties as of June 30, 2025:

Property	Location	Acquisition/ Lease Date	Total Area	Land and Improvement Cost as of June 30, 2025 (1)	Estimated Fair Market Value as of June 30, 2025 (2)	Appreciation(3)
			(ha)	(R$ millions)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	8,868	12.8	340.1	2557%
Alto Taquari Farm	Alto Taquari/MT	August 2007	1,373	3.2	29.2	824%
Chaparral Farm	Correntina/BA	November 2007	24,841	88.6	804.7	808%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	24.3	70.5	190%
São José Farm	São Raimundo das Mangabeiras/MA	February 2018	17,566	120.1	542.5	352%
Morotí (Paraguai)	Boqueron/ Paraguay	February 2017	58,722	265.9	488.0	84%
Arrojadinho Farm	Jaborandi/BA	January 2020	16,644	177.2	499.2	182%
Rio do Meio Farm	Jaborandi/BA	January 2020	5,753	66.4	199.8	201%
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	43.4	8.8	80%
Acres del Sud	Santa Cruz/ Bolivia	February 2022	9,875	135.8	198.1	46%
Panamby Farm	Querência/ MT	September 2022	10,793	298.5	355.3	19%
Total			183,1	1,236.1	3,615.	193%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.

(2)	Appraisal from independent firm Deloitte Touche Tohmatsu Consultores Ltda.

(3)	Appreciation includes the impact of inflation since the acquisition date.

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

Agricultural Activities and Products

Independent Production

As of June 30, 2025, we were the operators with respect to our entire portfolio of agricultural properties, including owned properties and leased properties. In the context of our independent (leased) operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or customers who have substantial bargaining power. Our net revenue was R$877.4 million for the year ended June 30, 2025 and R$771.1 million for the year ended June 30, 2024. All of our sales are to customers located in Brazil, Bolivia and Paraguay.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Leases

As an alternative to independent production, as of June 30, 2025, we had leased 11,628 hectares of our agricultural properties to third parties.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May of each year. During the planting season for our 2024/2025 crop year, we planted 102,043 hectares of grains at our farms in Brazil, Bolivia and Paraguay. For the years ended June 30, 2025 and 2024, net revenue from sale of grains accounted for 49.2% and 53.3% of our operating net revenue, respectively.

All distribution of production from the farms is made through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our customers.

Sugarcane

The sugarcane planting season runs from February to May of each year, and harvest occurs between April and November of each year. On June 30, 2025, we had 30,857 hectares planted with sugarcane at our Alto Taquari, São José Farm, ETH, Agro Serra and Acres del Sud farms.

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

We currently supply all of our sugar cane production to Agro Serra, Brenco and Raízen. The supply period covers two complete harvest cycles, which consists of six harvests and five vintages. In the year ended June 30, 2025, Alto da Serra Farm has not defaulted on the payment of any receivable.

In the table below, we present the aging of our receivables based on contractual terms.

As of June 30, 2025
Falling due:	(in R$ thousands)

Up to 30 days	45,800
30 to 90 days	—
91 to 180 days	—
181 to 360 days	-
Total	45,800

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

For the years ended June 30, 2025 and 2024, net revenue from the sale of sugarcane accounted for 36.7% and 30.7% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our customers’ sugar and ethanol refineries.

Livestock

As of June 30, 2025, we had 18,152 head of cattle distributed over 16,115 hectares of active pasture.

For the years ended June 30, 2025 and 2024, net revenue from livestock sales accounted for 2.9% and 3.8% of our net revenue, respectively.

Cotton

The planting season for cotton runs from September to December of each year, and the harvest occurs between February and May of each year. During the planting season for our 2024/2025 crop year, we planted 9,669 hectares of cotton.

For the years ended June 30, 2025 and 2024, net revenue from the sale of cotton accounted for 10.0% and 10.1% of our operating net revenue, respectively.

Investment properties

As of June 30, 2025, the net book value of our investment properties was R$1,323.8 million, of which R$920.8million represented land acquisition costs and R$ 403.0 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2025 and 2024, gains on farm sales accounted for R$180.0 million and R$248.4 million, respectively.

Agricultural Properties

As of June 30, 2025, we owned 21 agricultural properties, totaling 188,727 hectares of arable land (not including environmental preservation areas in accordance with Brazilian, Bolivian and Paraguayan environmental law), including 69,660 hectares of leased area, located in the Brazilian States of Mato Grosso, Minas Gerais, Maranhão, Bahia, Piauí, Bolivia and in Paraguay. During the planting season for our 2024/2025 crop year, we planted 75,541 hectares of soybean, 19,333 hectares of corn (1st and 2nd crops), 30,857 hectares of sugarcane, 14,832 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 7,168 hectares of beans (1st and 2nd crops), 9,669 hectares of cotton (1st and 2nd crops), and 16,115 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, Avarandado Farm, ETH Farm, Agro Serra Farm, Xingu Farm, Regalito Farm, Serra Grande Farm, Unagro Farm, São Domingos Farm, Alto da Serra Farm and Novo Horizonte Farm.

São José Farm: As of June 30, 2025, the São José farm had an area of 17,566 hectares. The São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. in February 2017 for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

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

Jatobá Farm: As of June 30, 2025, the Jatobá farm had an area of 8,868 hectares. The Jatobá farm was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

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

Alto Taquari Farm: As of June 30, 2025, the Alto Taquari farm had an area of 1,373 hectares. The Alto Taquari farm was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests). The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

In September 2024, we sold an area of 1,157 hectares in the Alto Taquari IV farm, located in the municipality of Alto Taquari and Araputanga, in the State of Mato Grosso. The total amount of the sale was 1,272,274 soybean bags, or R$189,401 on the transaction date.

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

Chaparral Farm: As of June 30, 2025, the Chaparral farm had an area of 24,841 hectares. The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

In March 2024, we sold an area of 12,335 hectares (8,796 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 350 soybean bags per arable hectare, or R$415.1 million (approximately R$47,189 per arable hectare).

Nova Buriti Farm: As of June 30, 2025, the Nova Buriti farm had an area of 24,212 hectares. The Nova Buriti farm was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

Due to the difficulties, we have faced in regard to obtaining licenses for the farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Preferência Farm: The Preferência farm, with an area of 17,799 hectares, was acquired in September 2008 by our subsidiary Imobiliária Cajueiro for R$9.6 million. The deed was granted on September 4, 2009, and registration was made on February 24, 2010. The property is located in the Municipality of Barreiras, State of Bahia. We used the property for cattle raising and grain cultivation.

In June 2025, we sold the total area of 17,799 hectares in the Preferência farm, located in the municipality of Baianópolis, in the State of Bahia. The total amount of the sale was 452,342 arrobas of cattle, or R$140.0 million on the transaction date.

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

ETH Farm: On May 8, 2015, we entered into a rural partnership agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of up to 3,478 hectares until March 31, 2026. The properties are close to the Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

Agro Serra Farm: On January 11, 2017, we entered into a rural partnership agreement with respect to a property located in the municipalities of São Raimundo das Mangabeiras, in the state of Maranhão (“Partnership IV”), pursuant to which we have the right to operate an area of up to 13,645 hectares. The agricultural partnership is already planted mostly with sugarcane and has a term of 15 years, renewable for another 15 years.

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

Serra Grande Farm: In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,954 hectares of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was R$25.0 million, or R$8,600 per arable hectare.

In addition to the acquisition, the Company has an agricultural partnership in an area of 6,013 hectares of arable and developed land, already planted and operated by the Company (Partnership VII). This area is contiguous to the acquired area, has more than 5 years in average of production and high production potential. Partnership VII has a term up to 12 years, with a call option that expired in 2024. The lease agreement for this area has been renewed until 2039.

Unagro Farm: On December 9, 2020, we entered into a rural use and call option agreement, valid until October 31, 2021, with respect to a property located in the municipality of Pailón, Chiquitos Province, in Bolivia (“Partnership VIII”), pursuant to which we had the right to operate and purchase an area of 1,065 hectares.

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

São Domingos Farm: In July 2022, we entered into a rural partnership agreement with respect to a property located in Comodoro, in the state of Mato Grosso, in Brazil (Fazenda São Domingos) (“Partnership IX”), pursuant to which we have the right to operate an area of up to 7,657 hectares for up to 12 years.

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

Following the Merger, we added 28,930 hectares to our property portfolio, of which 16,644 hectares are on the Arrojadinho Farm, located in Jaborandi, in the State of Bahia. The Arrojadinho farm is suitable for grain production and cattle raising.

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

In September 2024, we sold an area of 190 hectares in the Rio do Meio II farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 54,053 soybean bags, or R$7,128 million. In May 2025, we sold an area of 660 hectares. The total amount of the sale was 75.454 soybean bags, or R$10,064 on the transaction date.

After the sale, the Rio do Meio farm remained on our portfolio, with a total area of 5,753 hectares.

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

Acres del Sud: On December 20, 2020, Cresud initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Acres del Sud and La Primavera.

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

Panamby Farm: On September 15, 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,793 hectares, 5,589 hectares of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was R$285.6 million (approximately R$53,100 per arable hectare).

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

Commodity Futures Contracts

We enter into sales contracts for the future sale and physical delivery of our agricultural commodities to international import/export companies. Such contracts are primarily with respect to soybean, but also include sugarcane in connection with our exclusive supply agreement with Brenco. In the case of soybean, we may contract a fixed price for all or part of the volume to be delivered. The price is determined according to a contractual formula based on the soybean quotation at the Chicago Board of Trade (CBOT). The price established in U.S. dollars is paid at the end of the commitment period, in reais, according to contractually defined exchange rates prevailing a few days before settlement. The terms of the agreements subject us to fines in the event that we fail to deliver the previously committed volumes to the purchaser.

Material Agreements

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

As of June 30, 2025, the Chaparral farm had an area of 24,885 hectares.

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

The acquisition value was R$285.6 million (302 soybean bags per arable hectare), paid in two installments, a down payment in the amount of R$140.0 million, paid by the Company in September 2022 and an additional installment paid in 2023. This transaction was important for the Company to diversify and expand our presence in the state of Mato Grosso, one of the most important in the production of commodities in the world, and support the growth of our productive area, in addition to real estate gains, with the transformation of pasture areas into agriculture exploration areas.

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

Additionally, on June 2025, we entered into an agricultural lease agreement of 2,900 hectares. This leased area is incorporated into the São Domingos Farm due to its proximity.

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

Sale of Alto Taquari Farm

On September 1, 2021, we entered into an agreement to sell an area of 3,723 hectares (2,694 arable hectares) of the Alto Taquari Farm located in Alto Taquari, state of Mato Grosso. The total amount of the sale is 1,100 soybean bags per arable hectare, or R$591.3 million (R$219,502 per arable hectare). The consideration for the sale will be paid in eight annual installments.

Sale of Rio do Meio Farm

On September 20, 2021, we entered into an agreement to sell an area of 4,573 hectares (2,859 arable hectares) of the Rio do Meio Farm located in the municipality of Correntina, state of Bahia. The total amount of the sale is 250 soybean bags per arable hectare, or R$130.1 million (R$45,507 per arable hectare). The consideration for the sale will be paid in seven annual installments.

In November 2022, we entered into an agreement to sell an area comprised of 1,965 hectares (1,423 arable hectares) in the Rio do Meio Farm located in Correntina, in the State of Bahia. The sale price was R$62.4 million (approximately R$43,900 per arable hectare) or 291 soybean bags per arable hectare. The buyer already made an initial payment of R$17.7 million.

Sale of Morotí Farm

In October 2022, we sold an area of 863 hectares (498 arable hectares) in the Morotí farm, located in Paraguay. The total amount of the sale was US$1.5 million (approximately US$1,700 per arable hectare). The buyer made an initial payment of U$748,500. The remaining balance will be paid in three equal annual installments.

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

Acres del Sud

On December 20, 2020, Cresud initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Acres del Sud and La Primavera.

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

The unrestricted shares issued for consideration in connection with the acquisition of Agrifirma’s control are recognized as equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant dividends are recorded under “other liabilities” in the statement of financial position as their final amount may vary due to certain conditions set forth in the Merger Agreement and, for such reason, do not meet the definition of equity instrument in accordance with IAS 32 – Financial Instruments, and therefore are recognized as financial liabilities at fair value through profit or loss. The restricted shares are considered in the calculation of basic earnings per share, while the Agrifirma Warrants are considered potential common shares and as such included in the calculation of diluted earnings per share. See notes 21 and 27 to our financial statements for the fiscal year ended June 30, 2025.

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

In addition to the acquisition, the Company has an agricultural partnership in an area of 5,473 hectares of arable and developed land, already planted and operated by the Company during the 19/20 harvest (Partnership VII). This area is contiguous to the acquired area, has more than 5 years in average of production and high production potential. Partnership VII has a term up to 12 years, with a pre-fixed call option until 2024. The lease agreement for this area has been renewed until 2039.

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

For the year ended June 30, 2025, net revenue of our sugarcane production to Brenco was R$38.8 million, representing 4.4% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

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

In the year ended June 30, 2025, we delivered a total of 75,985 tons of sugarcane pursuant to the agreements described above.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of customers who have substantial bargaining power. In the year ended June 30, 2025, three of our customers were responsible for 52.9% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three .customers, two were responsible for 50% of our revenue in the grain/cotton segment, and one was responsible for 64% of our revenue in the sugarcane segment. As of June 30, 2025, there are no customers in the other segments that account for 10% or more of our revenue in relation to our total revenue. See “Item 3—Key Information—Risk Factors—Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.”

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

We have also a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or other body created by our bylaws or employees that hold a management position to which they have been elected or appointed, provided that such election or appointment has been ratified by competent bodies, as applicable, and that the indemnification shall always be subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries, or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$50.0 million, and environmental damages up to R$50.0 million. This policy is currently in force and will expire on February 2, 2026.

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

We have or are in the process of obtaining environmental licenses for all of four operations. As of June 30, 2025, we were the beneficiary of 41 environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

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

As of June 30, 2025, 60,610.65 hectares, or approximately 30% of the total area of our properties, consisted of protected areas.

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

All of our owned properties are registered or in the process of being registered with CAR. We currently own and manage approximately 199 CARs.

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

Certifications

Recognitions and certifications are valuable for business strategy, attesting to the company’s environmental compliance. We have the Round Table on Responsible Soy (RTRS) certification at Fazenda São José (MA), the Responsible Brazilian Cotton (ABR) and Better Cotton Initiative (BCI) certificate at the farms in Bahia (Arrojadinho and Chaparral);, the Triple Sello in Bolivia and Renovabio (in Alto Taquari, São José and Alto da Serra).

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

The chart below illustrates our corporate structure as of June 30, 2025. All of our subsidiaries are incorporated in Brazil, Bolivia and Paraguay.

Elie Horn
5.94%
Cresud S.A.C.I.F.Y.A.
34.22%
Charles River Capital
10.64%
Others
44.50%
Treasury
2.99%
BrasilAgro
99.99%
Imobiliária Araucária Ltda.
99.99%
Imobiliária Cajueiro Ltda.
99.99%
Imobiliária Ceibo Ltda.
99.99%
Imobiliária Cremaq Ltda.
99.99%
Imobiliária Flamboyant Ltda.
99.99%
Imobiliária Jaborandi Ltda.
99.99%
Imobiliária Mogno Ltda.
99.99%
Agrifirma Agro Ltda
99.99%
Agrifirma Bahia Ltda
100%
Companhia Agrícola Novo Horizonte
1.00%
99.00%
Agropecuaria Moroti S.A.
1.00%
99.00%
Palmeiras S.A.
Instituto BrasilAgro
1.00%
98.00%
Agropecuaria Acres Del Sud S.A.
1.00%
1.00%
98.00%
Ombu Agropecuária S.A.
1.00%
1.00%
98.00%
Yatay Agropecuária S.A.
1.00%
1.00%
98.00%
Yuchan Agropecuária S.A.
1.00%
LEGEND
Relevant Shareholder
Operational Company
Real Estate Company
Operational and Real Estate Company
Non-Profit Association

(1)	Part of our common shares are held by Cresud, in its capacity as our significant shareholder, are deposited with The Bank of New York Mellon, in the form of ADRs (American Depositary Receipts). These common shares account for 34.22% of our common shares and include the common shares held by Cresud S.A.C.I.F.Y.A., as well as by Cresud’s controlling shareholder, Mr. Eduardo Elsztain, and by Agro Managers, a company incorporated under the laws of Argentina and controlled by Cresud.

(2)	The percentage of 9.18% of our common shares held by Charles River Capital considers the consolidated position of all of the funds managed by Charles River Capital.

D.	Property, Plants and Equipment

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

In 2022, the Brazilian economy began to grow considerably. The Brazilian GDP increased 2.7% in 2022, 2.38% in 2023, and 3.61% in 2024. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo) (IPCA), published by IBGE, was 5.79% in 2022, 4.62% in 2023 and 4.83% in 2024. Cumulative inflation in the first six months of 2025, calculated by the same index, was 2.99%.

In 2024, the Brazilian Real depreciated by 27.2% against the U.S. Dollar due to domestic factors, such as increased fiscal risk stemming from the government’s lack of spending control, as well as external factors, including the election of Donald Trump in the United States in November 2024, which strengthened the U.S. currency globally. In the first half of 2025, however, the Real appreciated by 12%, driven primarily by the attractiveness of Brazil’s high interest rates compared to the rest of the world, which drew U.S. dollars into the domestic market.

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

In June 2025, Fitch Ratings reaffirmed Brazil’s sovereign credit rating at ‘BB’ with a Stable Outlook, suggesting that no immediate changes are anticipated. The rating — still two levels below investment grade — reflects the strength of Brazil’s large and diversified economy, along with its solid external accounts. However, it remains constrained by elevated public debt, rigid budget structures, weak governance indicators, and uncertainty regarding fiscal policy in the run-up to the 2026 elections. Fitch also forecasts that Brazil’s gross general government debt will keep climbing and could surpass 80% of GDP by 2026.

Other Factors Affecting our Business

Market price variations for commodities: our core products are subject to changes in commodities prices, including those quoted on indexes such as the Intercontinental Exchange and the CBOT, exchange rates, as well as other indexes linked to our debts. Commodity prices are generally influenced by international and domestic supply and demand, which are in turn influenced by weather conditions, technology, and economic, commercial and political conditions, as well as exchange rates and transportation costs. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to our Business and Industry—Fluctuation in market prices for our agricultural products could adversely affect us” and “— Qualitative Evaluation of Market Risks.”

Foreign exchange: a portion of our income (loss) is linked to the exchange rate between the real and the U.S. dollar, and consequently our revenue is sensitive to foreign exchange fluctuations. Certain of our commodities, such as soybean, may be priced in reais or in U.S. dollars. In addition, several key inputs necessary for farming activities, such as chemicals, pesticides and fertilizers, are priced in or based on the U.S. dollar. See “Item 3—Key Information—Exchange Rates.”

Inflation: inflation does not directly affect our revenue because our products are commodities whose prices are determined by reference to international commodity exchanges. Nevertheless, our labor and other operating costs are affected by inflation which directly affects our results of operations. Inflation affects our financial expenses, considering that the Company has issued debt indexed to inflation indexes.

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2025	2024	2023	Source
	(R$/bag)
Soybean Price (Paranaguá)
Closing	137.77	139.94	138.70	Bloomberg
Exchange rate	(R$ per US$ 1.00, except as otherwise indicated)
Beginning	5.56	4.82	5.24	Bloomberg
Closing	5.46	5.56	4.82	Bloomberg
Average	5.70	5.00	5.16	Bloomberg
ATR (R$/Kg of ATR)(1)	1.25	1.16	1.22	http://www.udop.com.br
Closing IGP-M (%)(2)	4.38%	2.45%	(6,85)%	BACEN
IPCA(3)	5.35%	4.22%	3.16%	BACEN
CDI(4)	12.14%	11.67%	13.48%	BACEN
NPK(5) (R$/ton)	3,054.70	2,441.17	2,125.92	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.

(2)	IGP-M is published monthly by FGV.

(3)	IPCA is published monthly by IBGE.

(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).

(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

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

State Fund for Transport and Housing (Fundo Estadual de Transporte e Habitação), or FETHAB, is a contribution per ton of products (soybean, corn, beans, cotton, cattle) sold in the State of Mato Grosso, as follows: R$51.50 per ton of soybean, R$14.61 per ton of corn and R$24.35 per ton of beans.

State Fund of Infrastructure (Fundo Estadual de Infraestrutura), or FUNDEINFRA, is a contribution established by the state of Goiás on the sale of soybean, corn and sugar cane. A rate of 1.65% is applied on the invoice amount.

State Fund of development and infrastructure (Fundo de Desenvolvimento da Infraestrutura), or FDI, is a contribution established by the state of Piauí on the sale of soybean and corn. A rate of 1.65% is applied on the invoice amount.

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

Income and social contribution-current and deferred taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries AgrifirmaAgro Ltda. and Novo Horizonte Agrícola Ltda. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

Revenue from contracts with customers

Accounts receivable - Receivables from sale of farms

The Company sells farms for consideration linked to the price of soybean bags. These sales are initially booked at present value and later measured by their fair value, with a corresponding entry in financial result. The price of a soybean bag considers the following factors: price of soybean on the Chicago Board of Trade (CBOT), basis, port costs, logistics, exchange rate and CDI rate. The Company now adopts the basis rates available for up to one year for short- and long-term installments, as there is no long-term reference amount available. Management assumed: short-term installments will continue to be adjusted by the available rates, while long-term installments will be adjusted by the average rate of the last four years. Management believes the new estimates better reflect the liquidity of long-term installments.

Variable consideration

For sales that require official measurement throughout or at the end of the contract, the Company uses the concept of variable consideration, as set forth in IFRS 15 – Revenue from Contracts with Customers. It does not recognize 2.3% of the sale until after the time of measurement. This percentage is calculated based on the highest historical deviation plus a safety margin, representing the risk of a proportional reversal on recognition of the sale if there is a difference between the area negotiated and the area delivered. The unrecognized portion of the revenue (2.3%) is recorded at the end of the process.

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

New standards, amendments and interpretations of standards

For information with respect to new standards, amendments and interpretation of standards, see note 3.30 to our financial statements

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

Recent Developments

In August 2025, we entered into a lease agreement for approximately 3,081 hectares in Nova Lacerda and Comodoro, State of Mato Grosso, with a term of 13 years. This lease will enable a significant expansion of the Company’s operations.

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

	Year Ended June 30, 2025
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	877,443	9,325	431,978	87,890	322,189	25,470	591	-
Gain from sale of farm	180,086	180,086	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	122,671	-	71,798	(5,421)	41,812	17,728	(3,246)	-
Adjustment to net realizable value of agricultural products after harvest, net	(8,069)	-	(5,732)	(2,174)	-	-	(163)	-
Cost of sales	(833,910)	(2,151)	(422,135)	(82,544)	(284,684)	(23,805)	(18,591)	-
Gross profit (loss)	338,221	187,260	75,909	(2,249)	79,317	19,393	(21,409)	-

Operating income (expenses)
Selling expenses	(59,511)	(6,927)	(38,722)	(13,369)	(27)	(466)	-	-
General and administrative expenses	(67,488)	-	-	-	-	-	-	(67,488)
Other operating income	(4,753)	-	-	-	-	-	-	(4,753)
Equity pickup	(1,424)	-	-	-	-	-	-	(1,424)
Operating income (loss)	205,045	180,333	37,187	(15,618)	79,290	18,927	(21,409)	(73,665)

Net financial income
Financial income	337,510	154,412	64,522	8,559	6,021	947	-	103,049
Financial expenses	(417,906)	(190,499)	(33,249)	(2,007)	(17,857)	(2,018)	-	(172,276)
Income (loss) before taxes	124,649	144,246	68,460	(9,066)	67,454	17,856	(21,409)	(142,892)

Income and social contribution taxes	13,371	(13,326)	(23,276)	3,082	(22,934)	(6,071)	7,279	68,617

Net income (loss) for the year	138,020	130,920	45,184	(5,984)	44,520	11,785	(14,130)	(74,275)

	Year Ended June 30, 2024
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	771,126	14,284	410,788	77,971	236,393	29,599	2,091	-
Gain from sale of farm	248,375	248,375	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	40,499	-	27,213	4,798	21,996	(6,704)	(6,804)	-
Adjustment to net realizable value of agricultural products after harvest, net	(1,091)	-	(552)	(393)	-	-	(146)	-
Cost of sales	(747,019)	(2,107)	(401,745)	(73,519)	(212,925)	(30,026)	(26,697)	-
Gross profit (loss)	311,890	260,552	35,704	8,857	45,464	(7,131)	(31,556)	-

Operating income (expenses)
Selling expenses	(55,064)	-	(38,741)	(9,494)	(144)	(428)	(6,257)	-
General and administrative expenses	(65,534)	-	-	-	-	-	-	(65,534)
Other operating income	(5,427)	-	-	-	-	-	-	(5,427)
Equity pickup	(58)	-	-	-	-	-	-	(58)
Operating income (loss)	185,807	260,552	(3,037)	(637)	45,320	(7,559)	(37,813)	(71,019)

Net financial income
Financial income	312,916	152,042	84,695	6,215	4,071	801	-	65,092
Financial expenses	(307,208)	(107,051)	(30,841)	(4,458)	(6,931)	(808)	-	(157,119)
Income (loss) before taxes	191,515	305,543	50,817	1,120	42,460	(7,566)	(37,813)	(163,046)

Income and social contribution taxes	35,352	(19,247)	(17,278)	(381)	(14,436)	2,572	12,857	71,265

Net income (loss) for the year	226,867	286,296	33,539	739	28,024	(4,994)	(24,956)	(91,781)

	Year Ended June 30, 2023
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	903,372	14,893	579,018	38,195	244,830	24,807	1,629	-
Gain from sale of farm	346,065	346,065	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	78,238	-	111,304	(3,631)	(6,903)	(13,824)	(8,708)	-
Adjustment to net realizable value of agricultural products after harvest, net	(47,708)	-	(47,168)	(509)	-	-	(31)	-
Cost of sales	(886,225)	(6,190)	(556,554)	(34,565)	(242,165)	(25,536)	(21,215)	-
Gross profit (loss)	393,742	354,768	86,600	(510)	(4,238)	(14,553)	(28,325)	-

Operating income (expenses)
Selling expenses	(41,008)	(2,190)	(33,633)	(3,394)	(1,068)	(553)	(170)	-
General and administrative expenses	(65,792)	-	-	-	-	-	-	(65,792)
Other operating income	(11,049)	-	-	-	-	-	-	(11,049)
Equity pickup	(70)	-	-	-	-	-	-	(70)
Operating income (loss)	275,823	352,578	52,967	(3,904)	(5,306)	(15,106)	(28,495)	(76,911)

Net financial income
Financial income	330,491	67,985	54,009	759	9,690	2,470	-	195,578
Financial expenses	(324,605)	(116,861)	(46,777)	(1,440)	(158)	(642)	-	(158,727)
Income (loss) before taxes	281,709	303,702	(60,199)	(4,585)	4,226	(13,278)	(28,495)	(40,060)

Income and social contribution taxes	(13,173)	(5,912)	(20,468)	1,559	(1,437)	4,515	9,689	(1,119)

Net income (loss) for the year	268,536	297,790	39,731	(3,026)	2,789	(8,763)	(18,806)	(41,179)

The table below shows a summary of our statement of operations for the years indicated.

	2025	2024	2023
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Revenue	877,443	771,126	903,372
Gain on sale of farms	180,086	248,375	346,065
Changes in fair value of biological assets and agricultural products	122,671	40,499	78,238
Adjustments to net realizable value of agricultural products after harvest, net	(8,069)	(1,091)	(47,708)
Cost of sales	(833,910)	(747,019)	(886,225)
Gross income	338,221	311,890	393,742
Selling expenses	(59,512)	(55,064)	(41,008)
General and administrative expenses	(67,488)	(65,534)	(65,792)
Other operating income (expenses) net	(4,753)	(5,427)	(11,049)
Operating expenses	(131.753)	(126.025)	(117.849)
Share of (loss) profit of a joint venture	(1,424)	(58)	(70)
Profit before financial result and taxes.	205,044	185,807	275,823
Financial income	337,510	312,916	330,491
Financial expenses	(417,906)	(307,208)	(324,605)
Financial (expense) income, net	(80,396)	5,708	5,886
Profit before income and social contribution taxes	124,648	191,515	281,709
Income and social contribution taxes	13,371	35,352	(13,173)
Net Income for the year	138,019	226,867	268,536
Profit attributable to equity holders of the parent	138,019	226,867	268,536
Issued shares at the fiscal year end	102,683,444	102,683,444	102,377,008
Basic earnings per share	1,39	2.28	2.72
Diluted earnings per share	1,38	2.27	2.70

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Net revenue

Net revenue increased R$106.4 million, from R$771.1 million in the fiscal year ended June 30, 2024, to R$877.4 million in the fiscal year ended June 30, 2025. This increase is due to an increase in the volume of soybean sold and an increase in the price of sugarcane.

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$85.8 million, from R$236.4 million (reflecting sales of 1,753,071 tons at an average price of R$135 per ton) for the year ended June 30, 2024 to R$322.2 million (reflecting sales of 1,840,588 tons at an average price of R$175 per ton) for the year ended June 30, 2025. The increase in the revenue from sugarcane sales was mainly due to an increase in TRS (total recoverable sugar) price from R$0.98 to R$1.26.

ii.	Revenue from grain sales: revenue from grain sales increased R$21.1 million, from R$410.8 million for the year ended June 30, 2024 (reflecting sales of 305,814 tons at an average price of R$1,343) to R$431.9 million for the year ended June 30, 2025 (reflecting sales of 274,058 tons at an average price of R$1,576) per ton. This represented an increase of 5.1% over the previous year, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$53.3 million, from R$311.2 million (reflecting sales of 166,132 tons at an average price of R$1,873 per ton) for the year ended June 30, 2024, to R$364.6 million (reflecting sales of 193,146 tons at an average price of R$1,888 per ton) for the year ended June 30, 2025. This increase is driven by a 16% increase in sales volume and 8% reduction in unit costs, thanks to lower input prices.

●	Revenue from corn sales: revenue from corn sales decreased R$27.9 million, from R$88.3 million (reflecting sales of 134,379 tons at an average price of R$0,657 per ton) for the year ended June 30, 2024, to R$ 60.4 million (reflecting sales of 77,811tons at an average price of R$0,776 per ton) for the year ended June 30, 2025, mainly reflecting the reduced invoiced volume.

iii.	Revenue from cattle sales: cattle-raising revenue decreased R$4.1 million, from R$29.6 million (related to the sale of 11,235 head of cattle at R$7.19 per kilo) for the year ended June 30, 2024, to R$25.5 million (related to the sale of 7,429 head of cattle at R$8.91 per kilo) for the year ended June 30, 2025. This decrease is due to the to lower beef production in Brazil caused by drought and a shift to full-cycle operations in Paraguay, which reduced overall production.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2025	2024	2025	2024	2025	2024
Grain	102,043	95,193	274,058	305,814	431,979	410,788
Sugarcane	30,857	24,801	1,840,588	1,753,071	322,189	236,393

Gain on sale of farms

For the year ended June 30, 2025, the gain on the sale of farms reached R$180.1 million, due to: (i) the conclusion of the second stage of the sale of the Alto Taquari Farm, which resulted in a gain of R$104.1 million; (ii) a gain of R$10.0 million related to the conclusion of the sale of the Rio do Meio Farm; and (iii) a gain from the sale of the Preference Farm in the amount of R$65.9 million.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products varied from a gain of R$40.5 million in the fiscal year ended June 30, 2024 to a gain of R$122.7 million in the fiscal year ended June 30, 2025. This increase reflects several operational improvements: (i) a 4% expansion in soybean area with a 2% increase in productivity; (ii) a 45% rise in corn prices; (iii) a 9% increase in sugarcane area with 1% higher productivity; and (iv) a 15% improvement in prices; and a significant 150% increase in cattle prices.

Adjustments to net realizable value of agricultural products after harvest

The provision for the net realizable value of agricultural products after harvest varied from a loss of R$1.1 million in the fiscal year ended June 30, 2024 to a loss of R$8.1 million in the fiscal year ended June 30, 2025. Such variation resulted from the difference in the price of grain inventory from the time of harvest to the end of the respective accounting period.

Cost of sales

Cost of sales increased R$86.9 million, from R$747.0 million for the year ended June 30, 2024, to R$833.9 million for the year ended June 30, 2025.

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$50.8 million. Our average cost per ton of soybean sold increased 0.8%, from R$1,778 per ton (corresponding to 166,132 tons at a total cost of R$295.3 million) for the year ended June 30, 2024, to R$1,792 per ton (corresponding to 193,146 tons at a total cost of R$346.1 million) for the year ended June 30, 2025, mainly driven by the increase in the volume of soybeans sold;

ii.	Cost of corn sold: the cost of corn sold decreased by R$24.8 million. Our average cost per ton of corn sold decreased by 27%, from R$0.698 per ton (corresponding to 134,379 tons at a total cost of R$93.8 million) for the year ended June 30, 2024, to R$0.887 per ton (corresponding to 77,811 tons at a total cost of R$69.0 million) for the year ended June 30, 2025, mainly due to a reduction in the prices of fertilizers, seeds and fuel;

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$71.8 million. Our average cost per ton of sugarcane sold increased by 28%, from R$121 per ton (corresponding to 1,753,071 tons at a total cost of R$212.9 million) for the year ended June 30, 2024, to R$155 per ton (corresponding to 1,840,588 tons at a total cost of R$284.7 million) for the year ended June 30, 2025, mainly due to increased operational expenses, especially in Brotas, São Paulo, which was partially offset by higher selling prices.

Gross income

For the reasons mentioned above, in the fiscal year ended June 30, 2025, our gross income was R$338.2 million, compared to R$311.9 million in the fiscal year ended June 30, 2024, representing an increase of 8%. This increase was mainly driven by the increase in margins on agricultural products.

Selling expenses

Selling expenses increased by R$4.4 million, from R$55.1 million in the fiscal year ended June 30, 2024, to R$59.5 million in the fiscal year ended June 30, 2024. This increase is explained by: (i) higher freight expenses, due to the increase in tons of soybeans sold; (ii) changes in the commercial strategy with direct sales to the port; and (iii) the increase in freight prices by R$200/ton and the use of third-party warehouses.

General and administrative expenses

General and administrative expenses increased by R$2.0 million, from R$67.5 million in the fiscal year ended June 30, 2025, to R$65.5 million in the fiscal year ended June 30, 2024. This increase was due to: (i) the increase in depreciation expenses, resulting from the leasehold improvements and a new right of use asset for the Company’s office; (ii) the increase in personnel expenses, mainly explained by payments relating to union agreement and benefits; (iii) the increase in software expenses, due to the implementation of new management systems and the improvement of the infrastructure of servers and technology equipment.

Other operating income (expenses), net

Other operating expenses, net decreased R$0.7 million, from an expense of R$5.4 million for the year ended June 30, 2024, to an expense of R$4.7 million for the year ended June 30, 2025. This decrease reflects mainly: (i) expenses related to acquisitions, which include the acquisition of the Novo Horizonte farm; and (ii) compensation for the tenant due to the sale of the Chaparral farm, and farm scouting expenses. This decrease was partially offset by gains recognized in connection with lawsuits with a favorable decision for the Company.

Equity pickup

For the year ended June 30, 2025 we recorded a loss of R$1.4 million compared to a loss of R$0.06 million for the year ended June 30, 2024.

Financial income (expenses), net

Financial income increased R$24.6 million, from R$312.9 million for the year ended June 30, 2024, to R$337.5 million for the year ended June 30, 2025, and financial expenses increased R$110.7 million from R$307.2 million for the year ended June 30, 2024 to R$417.9 million for the year ended June 30, 2025. The consolidated financial result decreased from an income of R$5.7 million for the year ended June 30, 2024 to an expense of R$80.3 million for the year ended June 30, 2025. The variation in financial income (expenses), net is mainly due to:

i.	The increase in interest paid, which was a result of an increase of our indebtedness, which went from R$662.1 million to R$790.9 million. This increase is directly related to the increase in the working capital line, in line with the Company’s strategy of carrying soybean inventory for the second half of the year, capturing better prices.

ii.	The variation in the fair value between the years reflected adjustments in receivables and lease agreements. In 2024, the result was favored by the devaluation of the real against the U.S. dollar. In 2025, the positive impact was due to the appreciation of the soybean premium in Brazil, despite the drop in the price of soybean on the CBOT. Lease contracts had negative adjustments, due to contractual revisions, operational adjustments and updating of indicators.

iii.	In 2025, the positive result of R$20.9 million in derivatives operations was driven by gains in grain hedging strategies, with R$47.3 million, and cotton, with R$4.8 million. These gains were partially offset by losses on debt swap operations of R$21.0 million, and ethanol hedging of R$12.0 million. In 2024, the results with grains were neutral, while cotton recorded a loss of R$5.1 million, and swaps of R$17.3 million.

The result of derivative operations mainly reflects the outcome of commodity and dollar hedge operations, aiming to reduce the volatility of our exposure, given that revenues, inventory, biological assets, and receivables from farm sales are positively or negatively correlated with commodity prices and the U.S. dollar.

Income and social contribution taxes

We calculated an income tax and social contribution benefit of R$13.4 million in the fiscal year ended June 30, 2025, compared to an income tax and social contribution benefit of R$35.3 million in the fiscal year ended June 30, 2024.

Net income for the year

Net income for the year decreased by R$88.9 million, from R$226.9 million in the fiscal year ended June 30, 2024, to R$138.0 million in the fiscal year ended June 30, 2025. This decrease was mainly due to the R$68.3 million reduction in gains from farm sales and the increase in net financial expenses, which varied from an income of R$5.7 million in 2024 to an expense of R$80.3 million in 2025, due to higher indebtedness and negative adjustments in lease agreements and derivatives.

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

Other operating income (expenses), net

Other operating expenses, net decreased R$5.6 million, from an expense of R$11.0 million for the year ended June 30, 2023, to an expense of R$5.4 million for the year ended June 30, 2024. The reduction in other operating income/expenses is mainly due to: (i) a decrease in: (a) loss on sale of fixed assets, (b) expenses with legal claims, (c) gain from insurance payouts, (d) agricultural losses, (e) new business commissions, and (f) impairment on investments during the fiscal year ended June 30, 2023; (ii) a decrease in the amount donated by the Company to Instituto BrasilAgro, which in the fiscal year ended June 30, 2023 reflected the donation of two periods (amounts donated in 2022 and 2023); and (iii) the variation in the value of subscription warrants issued in the context of the incorporation of Agrifirma, which vary according to the Company’s share price.

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

B.	Liquidity and Capital Resources

As of June 30, 2025, we held R$159.8 million in cash and cash equivalents and marketable securities. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, R$14.0 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

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

The investments made in the fiscal year ended June 30, 2025 totaled R$232.7 million, all of which were used for the development of land for cultivation of grains, sugarcane and pasture.

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

The table below presents our cash flows for the periods indicated:

	Year ended June 30,
	2025	2024	2023
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows from operating activities	71,535	79,422	155,733
Net cash flows from (used in) investment activities	(38,911)	(27,846)	55,044
Net cash flows from (used in) financing activities	(60,697)	(265,799)	(261,057)
Net change in cash and cash equivalents	(28,073)	(214,223)	(50,280)

Years ended June 30, 2025 and 2024

Operating activities: Net cash generated from operating activities was R$71.5 million for the fiscal year ended June 30, 2025, compared to R$79.4 million for the fiscal year ended June 30, 2024. The main factors for this decrease were: (i) our strategy to retain soybean inventory to capture better prices in the second half of the year, which consumed R$137.3 million; (ii) a larger negative adjustment related to the fair value of biological assets and unrealized agricultural products, which amounted to R$122.7 million in 2025, compared to R$40.5 million in 2024; and (iii) a lower positive effect from derivatives, which varied from R$82.6 million in 2024 to negative R$63.7 million in 2025.

Investing activities: Net cash used in investing activities was R$38.9 million in the fiscal year ended June 30, 2025, compared to R$27.9 million in the fiscal year ended June 30, 2024, mainly due to increased investments in sugarcane cultivation, as reflected in the line item “additions to property, plant and equipment and intangible assets.”

Financing activities: Net cash used in financing activities was R$60.7 million in the fiscal year ended June 30, 2025, compared to R$265.8 million in the fiscal year ended June 30, 2024. This decrease is mainly explained by lower debt amortization (R$284.4 million in 2025 compared to R$350.9 million in 2024) and lower dividend payments (R$155.9 million in 2025 compared to R$319.0 million in 2024).

Years ended June 30, 2024 and 2023

Operating activities: Net cash generated from operating activities was R$79.4 million in the fiscal year ended June 30, 2024, compared to R$155.7 million in the fiscal year ended June 30, 2023. The main factors for this decrease were: (i) drop in commodity prices, which negatively impacted biological assets by R$32.3 million; (ii) exchange rate variation, which impacted the fair value variation of receivables from farm sales and other financial liabilities; and (iii) decrease in inventories of R$60.8 million, related to the acquisition of inputs for the 2024/2025 crop.

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

Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing, debentures and leases) was R$ 885.5 million as of June 30, 2025, compared to R$ 681.9 million as of June 30, 2024. Our short-term indebtedness as of June 30, 2025 amounted to R$ 355.8 million, compared to R$177.3 million as of June 30, 2024. Our long- term indebtedness as of June 30, 2025 was R$ 529.6 million, compared to R$504.6 million on June 30, 2024. Of the total indebtedness outstanding as of June 30, 2025, 59.8% consisted of long-term debt, compared to 73.9% as of June 30, 2024.

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

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investment properties. Failure by us to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2025 and as of the date of this annual report, we were in compliance with these covenants.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2025:

		Annual interest rates and charges - %
	Index	2025	2024	2025	2024

Financing for agricultural costs	Fixed rate + CDI	8% - 15%	7% - 15%	197,647	104,211
Financing for agricultural costs (USD)	Fixed rate	3% - 7%	3% - 8%	122,883	16,450
Financing for agricultural costs (Paraguayan guarani)	Fixed rate	11%	11% - 12%	12,364	16,458
Investment and Expansion	Fixed rate	3% - 10%	8% - 10%	50,283	29,664
Financing of working capital (USD)	Fixed rate	-	3% - 8%	-	25,739
Financing of Machinery and Equipment	Fixed rate	9% - 12%	3% - 13%	4,509	3,060
Financing of sugarcane	Fixed rate	6%	6%	14,001	21,291
Debentures	Fixed rate + IPCA	5% - 12%	5% - 12%	489,564	472,765
(-) Transaction costs				(5,732)	(7.700)
				885,519	681,938
Current				355,841	177,311
Non-current				529,678	504,627

Changes in loans and financing during the year ended June 30, 2025 as follows:

	2024	Contracting	Payment of Principal	Payment of Interest	Appropriation of Interest	Business Combination	Foreign Exchange Variation	Total as of June 30, 2025
Agricultural Cost Financing (reais)	104,211	254,045	(159,720)	(16,449)	15,560	-	-	197,647
Agricultural Cost Financing (USD)	16,450	166,752	(77,116)	(5,032)	6,705	21,581	(6,457)	122,883
Agricultura Cost Financing (Paraguayan guarani)	16,458	3,709	(7,324)	(1,484)	1,556	-	(551)	12,364
Investment and Expansion	29,664	19,095	(1,045)	(922)	3,491	-	-	50,283
Financing of working capital	-	-	(82)	(7)	-	89	-	-
Financing of working capital (USD)	25,739	-	(25,286)	(1,496)	840	-	203	-
Financing of Machinery and Equipment	3,060	-	(7,656)	(759)	565	9,431	(132)	4,509
Sugarcane Financing	21,291	-	(6,200)	(2,056)	966	-	-	14,001
Debêntures	472,765	-	-	(35,681)	52,480	-	-	489,564
(-) Transaction costs	(7.700)	-	-	-	1,968	-	-	(5,732)
	681,938	443,601	(284,429)	(284,429)	84,131	31,101	(6,937)	885,519

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2025 were R$67.8 million, of which R$0.086 million is related to land acquisition, R$65.3 million is related to construction in progress, mostly for the clearance of areas, and R$0.79 million is related to the opening and preparation of areas for cultivation and buildings and for improvements of the farm facilities.

All of our capital expenditures to date have been made as planned and according to the normal course of our operations.

Contractual Obligations

The following table summarizes the material sales contracts for future delivery with certain of our customers as of June 30, 2025:

Consolidated
Product	Delivery date	Quantity	Agreements	Unit	Currency	Price
2023/24 Crop
Cotton seed	Aug24-Aug25	928	6	ton	R$	812,33
Cotton lint	Aug24-Aug25	3,535	9	ton	US$	1,719.58
Cotton seed	Aug24-Aug25	138	1	ton	**	**
2024/25 Crop
Soybean	Jan25-Sep25	182,439	7	bags	R$	118.81
Soybean	Jan25-Sep25	229,654	14	bags	US$	21.10
Soybean	Jan25-Sep25	272,097	8	bags	**	**
Cotton seed	Jun25-Dec25	1,400	3	ton	R$	1,164.47
Cotton seed	Jun25-Dec25	1,950	3	ton	US$	181.11
Cotton lint	Jun25-Dec25	4,050	12	ton	US$	1,543.95
Cotton lint	Jun25-Dec25	5,453	6	ton	**	**
Corn	Jul25-Oct25	418,328	15	bags	R$	51.50
Corn	Jul25-Oct25	176	1	bags	**	**
Sugarcane	Apr25-Dec25	899,254	1	ton	*	*
2024/25 Crop
Cotton lint	Aug26-Nov26	2,000	5	ton	US$	1,565.13
Cotton lint	Aug26-Nov26	1,050	3	ton	**	**

**	The price applied in sugarcane sales varies according to the Consecana price of the month invoiced.

With respect to sugarcane contracts denominated in Brazilian reais, we are committed to delivering 1,250,000 tons, but if productivity exceeds this amount, we expect to sell and deliver the surplus to the same customer.

The following table summarizes our material contractual obligations and commitments as of June 30, 2025:

			Maturities per period
	Book Value	Contractual Value	Less than One Year	One to Two Years	Three to Five Years	More than Five Years
			(in R$ thousands)
Trade accounts payable	103,658	103,658	103,658	-	-	-
Derivatives	33,124	33,124	15,492	17,632	-	-
Loans, financing and debentures (1)	885,519	1,058,791	402,928	262,410	329,643	63,810
Lease payables	352,539	635,192	88,397	144,367	248,148	154,280
Related-party transactions	8,401	8,401	-	8,401	-	-
Acquisitions payable (2)	24,445	24,445	7,082	17,363	-	-

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2025. See “Indebtedness and Cash and Cash Equivalents.”

(2)	See “Item 7—B. Related Party Transactions.”

Equity

Our total equity amounted to R$2,177.7 million as of June 30, 2025 and R$2,179.7 million as of June 30, 2024.

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

According to the September 2025 report by the United States Department of Agriculture (USDA), global soybean production for the 2024/25 crop year is forecast to reach a record 422.3 million metric tons, driven by increased planted area and favorable yields. Brazil, the world’s leading soybean producer, is expected to harvest 171.5 million tons, also a record, despite regional weather challenges. Brazilian soybean exports have surged, reaching 93.1 million tons from January 30, 2025 to September 30, 2025, with 6.51 million tons shipped in September 2025 alone, the highest monthly volume ever recorded.

Brazilian producers have sold approximately 73.2% of the 2024/25 harvest, below the historical average of 80%, with 46 million tons still held by producers. Sales for the upcoming 2025/26 harvest are progressing slowly, with only 19.8% sold as of September 2025. Planting for the new season has begun, with expectations of reaching up to 50 million hectares, supported by favorable weather and technological advances.

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

Pursuant to our bylaws, our board of directors consists of a minimum of five and a maximum of nine members. Election of our directors is made at annual shareholders’ meetings. As of the date of this annual report, four of our directors, namely Eliane Aleixo Lustosa de Andrade, Isabella Saboya de Albuquerque, João de Almeida Sampaio Filho and Isaac Selim Sutton, and two of their alternates, Ricardo de Santos Freitas and Janine Meira Souza Koppe Eiriz, are independent directors. The members of our board are elected at the shareholders’ meeting for a term of approximately two years, reelection being permitted. A director must remain in office until replaced by a successor unless resolved otherwise at the shareholders’ meeting or by the board of directors.

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

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 22, 2025	66
Alejandro G. Elsztain	Director	October 22, 2025	60
Saul Zang	Director	October 22, 2025	80
Isaac Selim Sutton	Director	October 22, 2025	67
Matias Gaivironski	Director	October 22, 2025	50
Alejandro Casaretto	Director	October 22, 2025	74
João de Almeida Sampaio Filho	Director	October 22, 2025	46
Eliane Aleixo Lustosa de Andrade	Director	October 22, 2025	63
Isabella Saboya de Albuquerque	Director	October 22, 2025	56

*	Ms. Carolina Zang and Mr. Miguel Falcón were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following members of the Board of Directors: Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saúl Zang and Alejandro Casaretto.

Mr. Miguel Falcón was elected to the position of alternate member of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following member of our Board of Directors: Mr. Matias Gaivironski, Member of our Board of Directors.

Mr. Ricardo de Santos Freitas was elected to the position of first alternate member of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following members of our Board of Directors: Messrs. Issac Selim Sutton and João de Almeida Sampaio Filho, Members of our Board of Directors.

Ms. Janine Meira Souza Koppe was elected to the position of alternate member of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following member of our Board of Directors: Ms. Eliane Aleixo Lustosa de Andrade and Ms. Isabella Saboya de Albuquerque, Members of our Board of Directors.

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

João de Almeida Sampaio Filho is a member of our Board of Directors and is also a member of our Compensation Committee. He has extensive experience in economics. He holds a degree in Economics from Fundação Armando Álvares Penteado – FAAP.

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

Isabella Saboya de Albuquerque is a member of our Board of Directors and also a member of our statutory audit committee. She has extensive experience in corporate law, capital markets, and corporate governance. She is currently a board member at Brasilagro, Klabin, Wiz Co and compensation committee member at Wiz Co. She was previously a board member at Vale (2017/21), Head of Audit Committee at Vale (2020/21), Board Member and Head of Audit Committee at Br Malls (2016/17), Board Member at IBGC (2016/19) and Panvel (2006/08). She was also an Executive Partner in asset management at JBI and IP - Investidor Profissional, an Advisor to the Chariman at CVM (2000/01), Head of Equity Research at Banco Icatu (1999-2000) and a senior equity analyst at Banco Icatu (1995-2000), with active participation in main corporate governance developments in Brazil, including Corporate Law reform, Novo Mercado, Stewardship Code and IBGC. She holds a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ (1993), a CFA since 2000, a Certified Board Member certification from IBGC since 2016 and the Global ESG Competent Boards Certification since 2021.

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

The Compensation Committee is currently composed of the following members of our board of directors, all of whom were elected on October 28, 2025 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2027: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) João de Almeida Sampaio Filho.

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

Currently, the Executive Committee is composed of the following members of our board of directors, all of whom were elected on October 28, 2025 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2027: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang.

Finance Committee

Our Finance Committee was previously called Risk Committee. The change of name from Risk Committee to Finance Committee was approved at a meeting of the Board of Directors on October 28, 2025. The responsibilities of the Finance Committee remained the same. The purpose of the change was to clearly distinguish between finance-related matters and risk management responsibilities.

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

Currently, the Finance Committee is composed of the following members of our Board of Directors, all of whom were elected on November 7, 2023 for a term of office of two years, which will end at the annual general meeting for approval of our financial statements for the fiscal year to end on June 30, 2027: (i) Alejandro G. Elsztain, (ii) Isaac S. Sutton, and (iii) Eliane Aleixo Lustosa de Andrade.

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

A more detailed list of duties of the statutory audit committee may be found in its internal rules (regimento interno). Our statutory audit committee is currently composed of Mr. Isaac Selim Sutton (board member), Ms. Isabella Saboya de Albuquerque (board member), and Mr. Fabiano Nunes Ferrari (external member), who is also the coordinator of the Statutory Audit Committee.

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief Executive Officer	October 28, 2025	October 28, 2026	51
Gustavo Javier Lopez	Chief Financial Officer and Investor Relations Officer	October 28, 2025	October 28, 2026	58

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

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the fiscal year ended June 30, 2025 was R$15.7 million, comprised of a fixed amount of R$12.8 million, a bonus paid to our executive officers in the amount of R$2.0 million and R$1.0 million as share-based compensation paid to our executive officers pursuant to our Long Term Incentive Plan based on Shares. The compensation to the board of directors was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2025 fiscal year was R$0.4 million.

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

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
	2025		2024		2023
		Outsourced		Outsourced
Location	BrasilAgro	workers	BrasilAgro	workers	BrasilAgro	workers
Head Offices/São Paulo	75	1	82	8	92	9
Araucária Farm	0	0	0	0	5	50
Alto Taquari Farm	10	98	11	88	8	100
Chaparral Farm	50	100	39	216	6	109
Nova Buriti Farm	2	0	2	0	10	0
Jatobá Farm	16	0	11	11	12	2
Preferência Farm	24	16	24	18	41	21
Avarandado Farm	11	59	12	51	2	91
Xingu Farm	51	124	36	175	11	100
São José Farm	61	660	61	490	24	609
Arrojadinho Farm	60	87	23	129	9	71
Serra Grande Farm	8	35	8	38	33	32
Alto da Serra Farm	6	174	5	244	55	0
Panamby Farm	8	37	13	30	*	47
Regalito Farm	8	38	9	37	*	55
São Domingos Farm	6	30	10	46	*	34
AgriMAQ	0		33	6	55	1
Novo Horizonte	5	43
Overseas employees	56	126	50	216	27	226
Total	457	1,638	429	1,803	390	1,557

	As of June 30,
	2025		2024		2023
		Outsourced		Outsourced		Outsourced
Location	BrasilAgro	workers	BrasilAgro	workers	BrasilAgro	workers
Head Offices/São Paulo	81	175	82	252	92	9
Goiás	0	0	0	0	10	50
Mato Grosso	88	370	97	381	83	337
Bahia	150	213	113	375	120	203
Piauí	19	94	20	89	17	123
Maranhão	61	660	62	490	55	609
Minas Gerais	2	0	2	0	2	0
Overseas employees	56	126	50	216	27	226
Total	457	1,638	426	1,803	406	1,557

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2025.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Jan. 2026
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2026
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2026
Serra Grande	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2026
Arrojadinho	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2026
Avarandado	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2026
Regalito	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2026
Panamby	Sindicato dos Trabalhadores Rurais de Querência - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2026
São Domingos	Sindicato dos Trabalhadores Rurais de Comodoro - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2026
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	Feb. 2026
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2026
Partnership V	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	Apr. 2026
Alto da Serra	Sindicato dos Trabalhadores e Trabalhadoras Rurais de Brotas	Profit Sharing Program Overtime compensation(1)	Apr. 2026
AgriMAQ MT	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	Apr. 2026
AgriMAQ BA	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Jan. 2026

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of our fiscal council as of September 30, 2025.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
André Guillaumon	116,408	0.11%
Gustavo Javier Lopez	89,766	0.09%
Directors
Eduardo S. Elsztain (1)	35,138,225	34.22
Alejandro G. Elsztain	964,400	0.94%
Saul Zang	100	*
Isaac Selim Sutton	100	*
Matias Gaivironski	—	—
Alejandro Casaretto	—	—
Isabella Saboya	—	—
João de Almeida Sampaio Filho	—	—
Eliane Aleixo	—	—
Fiscal Council Members
Ivan Luvisotto Alexandre	—	—
Geraldo Affonso Ferreira Filho	—	—
Statutory Audit Committee Member
Fabiano Nunes Ferrari	—	—

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our fiscal council and audit committee do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2025.

Shareholder	Number of Common Shares	Percentage (%)
Cresud(1)	35,138,225	34.22
Cresud	35,137,225	34.22
Agro Managers(2)	1,000	0.00
Charles River Capital(3)	9,304,906	9.06
Elie Horn/Cape Town(4)	6,098,269	5.94
Cape Town LLC	5,156,819	5.02
Elie Horn	941,450	0.09
Kopernik Global Investors	5,161,700	5.03
Directors and Executive Officers	1,170,974	1.14
Treasury	3,067,987	2.99
Others(5)	48,839,652	47.56
Total	102,683,444	100.00

(1)	As of June 30, 2025, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA. Finally, Mr. Elsztain directly holds 37.6% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our Board of Directors and the Board of Directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.

(2)	Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)	Consolidated position of the funds managed by Charles River Capital.

(4)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(5)	Considers all remaining shareholders with an individual position of less than 5%.

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

As of June 30, 2025, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA. Finally, Mr. Elsztain directly holds 37.6% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

ADRs

As of September 30, 2025, we had 31,633,068 shares representing ADRs, which were held in the United States by one holder of record.

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

Investment in Agrofy

In October 2019, we made an investment of US$1.0 million in Agrofy, which represented a 1.8% stake in the share capital of Agrofy. Agrofy is an online marketplace that offers a complete range of e-commerce solutions customized to meet the needs of retailers and their partners, seeking an alternative way of connecting farmers and suppliers. As of June 30, 2025, Cresud held a 18.6% stake in the share capital of Agrofy.

As of June 30, 2023, we recognized an impairment in the amount of R$4.8 million related to losses in connection with our investment in Agrofy. We review impairment amounts each quarter.

On June 27, 2025, Agrofy issued a capital call in the amount of US$3 million, which BrasilAgro did not subscribe to. As a result, our ownership interest was diluted and the shares we hold were reclassified as subordinated common shares, thereby forfeiting our preemptive and anti-dilution rights.

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

As of June 30, 2025, Moroti owned 59,585 hectares of which 34,053 were arable.

On July 31, 2025, Cresca’s General Meeting approved its dissolution and appointed a liquidator to carry out the winding-up procedures, settlement of assets and liabilities, and all other legal obligations

Acquisition of Companies in Bolivia

On December 20, 2020, the Company and Cresud, through its subsidiaries Agropecuária Santa Cruz de La Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A. and Codalis S.A., entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuarian S.A. (collectively, “Acres del Sud”). These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Acres del Sud and La Primavera.

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

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2025, we were defendants in 42 pending legal and administrative proceedings, of which 14 are environmental proceedings, 16 are labor proceedings, 8 are tax proceedings, and four are civil proceedings. Also, as of June 30, 2025, we were plaintiffs in 23 pending legal and administrative proceedings, of which two is an environmental proceeding, 10 are tax proceedings and 11 are civil proceedings.

As of June 30, 2025, we had total provisions of R$0.79 million for probable losses, including R$0.77 million for labor proceedings and R$0.02 million for environmental proceedings. We believe that our provisions for contingencies are sufficient for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

Among our legal and administrative proceedings as of June 30, 2025, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$1.0 million).

Environmental Proceedings

We are co-defendants in a environmental lawsuit filed on June 13, 2023 by the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or IBAMA) in the 1st Civil and Criminal Judicial Federal Court of Rondonópolis, state of Mato Grosso, requesting (i) the reparation of presumed environmental damages resulting from the operation of a potentially polluting activity by the former property owners, without a license issued by the competent authority, (ii) the reparation of damages caused by the use of the embargoed area and (iii) the environmental regularization of 346,3949 hectares, which are under alternative land use when they should be treated as legal reserve land. We presented our defense on July 3, 2024 and are awaiting a decision in this lawsuit. The total amount involved in the claim is R$8.3 million. Our management, based on the opinion of external legal counsel, considers the likelihood of loss in connection with this proceeding as possible. We have not made any provision in connection with this proceeding.

We are the plaintiff in a civil lawsuit (Ação Declaratória de Nulidade) filed on September 16, 2024 with the 2nd Federal Court of the Judicial Section of Piauí against the Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or IBAMA). BrasilAgro’s request in this lawsuit is to declare the nullity of an infraction notice issued by IBAMA, which affects part of the Serra Grande farm. The court granted a preliminary injunction (Tutela Cautelar) to suspend the effects of the infraction notice and the embargo term until a decision on the merits is rendered in the case. We are awaiting a decision in this lawsuit. The total amount involved in the claim is R$2.8 million. Our management, based on the opinion of external legal counsel, considers the likelihood of loss in connection with this proceeding as possible. We have not made any provision in connection with this proceeding.

Civil Proceedings

We are defendants in a civil claim filed on June 10, 2009 by certain parties in the Judicial District Court of Correntina, State of Bahia, for the annulment of the deed of sale and purchase of agricultural property executed by and among our Company and others. We have filed our defense. The total amount involved in the claim is R$6.6 million and the likelihood of loss in connection with this proceeding is considered possible. If we are unsuccessful, we could be required to relinquish the equivalent of 2,562 hectares of land corresponding to 6.9% of the total area of Chaparral farm. We have not made any provision in connection with this proceeding. In May 2022, we entered into a settlement agreement with the plaintiffs in the amount of R$50.0 thousand. The settlement agreement is awaiting homologation by the court. If homologated by the court, the lawsuit will be settled under its terms.

We are co-defendants in a lawsuit for damages brought on March 14, 2013 by the widow of an individual who died in a car accident on August 29, 2011 involving a truck used by one of our service providers for the cutting, loading and transportation of sugar-cane produced in our Araucaria farm. We filed our defense on March 19, 2013. We are waiting for the decision that will start the discovery phase in the lawsuit with respect to evidence production requested by the parties. The total amount involved in the suit, as claimed by the plaintiff, is R$2.0 million the likelihood of loss in connection with this proceeding has been classified as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Agropecuaria Acres del Sud S.A. is the plaintiff in a lawsuit in Bolivia that seeks the invalidation of the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, by which the National Institute for Agrarian Reform and National Service for Protected Areas (Instituto Nacional de Reforma Agrária e Servicio Nacional de Areas Protegidas) (INRA) (i) determined that the “Acres del Sud” fraction is superimposed on the Guarayos Forest Reserve, declaring the illegality of the possession of Agropecuaria Acres del Sud S.A. regarding the property called Acres del Sud with respect to an area of 4,435.1 hectares and (ii) declared it as non-available fiscal land, leaving only 50 hectares remaining out of a total of 4,485.1 hectares. On October 20, 2025, the Agro-Environmental Court issued a decision annulling the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021. We are awaiting the next steps for the resumption of the sanitation process. Our management, based on the opinion of our external legal counsel in Bolivia, considers the likelihood of loss in connection with this proceeding as possible. If we are unsuccessful and the result of the sanitation process is not favorable for Acres del Sud, we expect that it would have an adverse impact on us of approximately US$13.0 million. We have not made any provision in connection with this proceeding.

Our subsidiary Agropecuaria Acres del Sud S.A. is the plaintiff in a possessory lawsuit in Bolivia (Demanda por Avasallamiento de Predio Productivo) that seeks the reinstatement of possession of the property known as “Acres del Sud,” which is illegally occupied by third parties. We are awaiting a decision in this lawsuit. The competent court (Juzgado Agroambiental de San Ramón) granted our request for precautionary relief to determine that the occupiers should be removed from this property. This decision has not yet been enforced. Our management, based on the opinion of our external legal counsel, considers the likelihood of loss in connection with this proceeding as possible. We have not made any provision in connection with this proceeding.

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

We are co-defendants in a popular civil lawsuit (Ação Popular) filed on July 29, 2024 by the plaintiff Mr. Ricupero with the 10th Federal Civil Court of São Paulo, in the Judicial Subsection of São Paulo. The plaintiff argued that BrasilAgro should be considered as a foreign company in Brazil, and for this reason, it may not acquire or lease rural properties without prior authorization from the Instituto Nacional de Colonização e Reforma Agrária (INCRA) or the Brazilian National Congress. The claims of the plaintiff consist of declaring the nullity of the acts of acquisition of shares representing the capital of BrasilAgro by foreign individuals and legal entities or those treated as foreign, or, alternatively, declaring the nullity of the acquisitions and leases of rural properties made without the authorizations required by Brazilian law.. The total amount involved in the claim cannot yet be calculated. Our management, based on the opinion of our external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding. In 2025, the trial court issued a judgment in favor of the Company, and the case is currently pending appeal. The likelihood of loss has been classified as possible.

Tax Proceedings

We are defendants in an administrative proceeding filed on January 11, 2021, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of income tax withheld at the source (Imposto de Renda Retido na Fonte) (IRRF) for the calendar year 2016, due to alleged insufficient tax collection under code 0561 (income from salaried work) and code 0588 (income from work without employment). We have filed our defense. The total amount involved in the claim is R$2.0 million, and our management, based on the opinion of external legal counsel, considers the likelihood of loss in connection with this proceeding as possible. We have not made any provision in connection with this proceeding. We are currently waiting for the review of the defense presented.

Our subsidiary Imobiliária Jaborandi Ltda. is a defendant in an administrative proceeding filed on July 21, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary corporate income tax (Imposto de Renda Pessoa Jurídica) (IRPJ) and social contribution on net profit (Contribuição Social sobre o Lucro Líquido) (CSLL) for the calendar year 2019. According to the Internal Revenue Service, alleged irregularities had been detected regarding the collection of the aforementioned taxes, since the company had allegedly:

(i) improperly applied a coefficient of presumption of the presumed profit on the capital gain obtained on the sale of part of Jatobá Farm (rural property), because the revenue in question would not derive from its activity, and (ii) not offered financial income and rental income to taxation. On September 6, 2023, Imobiliária Jaborandi Ltda. filed its defense. The total amount involved in the claim is R$239 million, and our management, based on the opinion of external legal counsel, considers the likelihood of loss in connection with this proceeding as remote. We have not made any provision in connection with this proceeding. We are currently waiting for the judgment of the defense presented.

Our subsidiary Agrifirma Bahia Agropecuária Ltda. is a defendant in an administrative proceeding filed on August 18, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary rural land tax (Imposto Territorial Rural) (ITR) for the calendar year 2019 in relation to a rural property. We filed our defense on September 26, 2023, and we are awaiting the ruling from the administrative authority. The total amount involved in the claim is R$1.3 million. Our management, based on the opinion of our external legal counsel, considers the likelihood of loss in connection with this proceeding as remote. We have not made any provision in connection with this proceeding.

Our subsidiary Agrifirma Agro Ltda. is a defendant in an administrative proceeding filed on December 18, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary rural land tax (Imposto Territorial Rural) (ITR) for the calendar year 2020 in relation to a rural property. We filed our defense on February 15, 2024, and we are awaiting the ruling from the administrative authority. The total amount involved in the claim is R$1.7 million. Our management, based on the opinion of our external legal counsel, considers the likelihood of loss in connection with this proceeding as remote. We have not made any provision in connection with this proceeding.

We are defendants in an administrative proceeding filed on May 8, 2024, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of Employer’s Social Security Contribution (employer’s share) related to the periods of February, April, June, August, and September 2020, as well as May and September of 2021. We filed our defense on June 7, 2024, and we are awaiting the ruling from the administrative authority. The total amount involved in the claim is R$3.9 million. Our management, based on the opinion of our external legal counsel, considers our chance of loss as possible. We have not made any provision in connection with this proceeding.

Labor Proceedings

Our subsidiary Yuchán Agropecuaria S.A is a defendant in a labor lawsuit (proceso coactivo social) filed on July 19, 2021 by the Bolivian Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud which seeks the collection of social security contributions declared due by Yuchán Agropecuaria S.A. in the amount of Bs.7.163 million. The contributions were declared due following an inspection carried out by Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud, who reviewed books, contracts, payments, among others, referring to the existing management between the years 2012 to 2017. The lawsuit is under the jurisdiction of the Noveno Juzgado de Partido del Trabajo del Departamento de Santa Cruz, in Bolivia. On July, the Ninth Labor and Social Security Court of Santa Cruz issued a ruling in favor of Yuchán Agropecuaria S.A., revoking the Auto de Solvendo dated October 23, 2020 and declaring null and void the Nota de Cargo CE-05/2020, which served as the basis for the claim. Our management, based on the opinion of external legal counsel, considers the chance of loss in connetion with this proceeding as possible. We have not made any provision in connection with this proceeding.

Our subsidiary Yatay Agropecuaria S.A is a defendant in a labor lawsuit (proceso coactivo social) filed on June 10, 2022 by the Bolivian Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud which seeks the collection of social security contributions declared due by Yatay Agropecuaria S.A, in the amount of Bs.9.429 million. The contributions were declared due following an inspection carried out by Departmental Administrator of Santa Cruz de la Caja Petrolera de Salud, who reviewed books, contracts, payments, among others, referring to the existing management between the years 2012 to 2017. The lawsuit is under the jurisdiction of the Décimo Juzgado de Partido de Trabajo y Seguridad Social, in Bolivia. We filed our defense and are awaiting the judge’s ruling. Our management, based on the opinion of external legal counsel, considers the chance of loss in connetion with this proceeding as possible. We have not made any provision in connection with this proceeding.

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

The distribution of dividends for the year ended June 30, 2025 was approved at our shareholders’ meeting held on October 22, 2025 in the amount of R$75.0 million, or R$0.75 (US$0.14) per share. The dividends are payable within 30 days to holders of record of our shares as of October 22, 2025.

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2025, we had R$105.1 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2025, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2025, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2025, we had R$394.7 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2025, we had no funds allocated to retained earnings reserves.

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

Goodwill on share issue: the reserve of goodwill from the issue of shares was created upon the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between capital increase and equity increase. The capital increase was calculated based on the shareholders’ equity of Agrifirma Holding (company merged in the process) as of June 30, 2019, while the equity increase considers only one of the three share classes involved in the agreement (unrestricted shares). The other two classes are classified under liabilities. As of June 30, 2025, we had R$1.6 million allocated to reserve of goodwill on share issue.

Share-based payment: On July 1, 2023, a new compensation plan began, under which provisions in the amount of R$3.2 million were accrued in the year ended June 30, 2025. The aggregate outstanding balance of R$1.9 million is made up of residual differences strictly of an accounting nature that were accrued during the creation and payment of the old share-based compensation plans. On June 30, 2025, we had R$1.2 million allocated to share-based payments.

Capital transactions between partners: the difference between the net assets of the companies acquired in Bolivia and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under common control. As of June 30, 2025, we had R$11.0 million allocated in capital transactions between partners.

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

Interest on Shareholders’ Equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest on shareholders’ equity to shareholders, and to treat those payments as deductible expenses for purposes of calculating corporate income tax and, since 1997, the social contribution tax, as well. The amount of the tax deduction in each year is limited to the greater of (i) 50.0% of our net income (after the deduction of social contribution tax on net profit, but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and (ii) 50.0% of our accumulated profits and income reserves at the beginning of the relevant period. The rate applied in calculating interest on shareholders’ equity cannot exceed the pro rata daily variation of the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP).

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

Recent Dividend Payments

The distribution of dividends for the year ended June 30, 2025 was approved at our shareholders’ meeting held on October 22, 2025 in the amount of R$75.0 million, or R$0.75 (US$0.14) per share. The dividends are payable within 30 days to holders of record of our shares as of October 22, 2025.

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

As of June 30, 2025, we had 31,259,005 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

Organization, Register and Entry Number

We are a publicly-listed corporation, or sociedade por ações de capital aberto, organized in accordance with Brazilian law. Our registered office is located at Av. Rebouças, 2984, Suites 61 and 62, 6th Floor, São Paulo, State of São Paulo, 05402-500. We are registered with the Commercial Registry of the state of São Paulo (Junta Comercial do Estado de São Paulo) under NIRE No. 35.300.326.237, and with the CVM under No. 20036.

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

Capital Stock

During the years ended June 30, 2023, 2023 and 2024, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2025, our fully paid capital stock was R$ 2.03 billion, divided into 102,683,444 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

Pursuant to our bylaws, as amended at the extraordinary general meeting of shareholders held on April 28, 2023, our fiscal council is permanent, has the powers and attributions conferred upon it by law. The fiscal council members (if the fiscal council is installed), are elected at the annual shareholders’ meeting with a term of office that extends through the following annual shareholders’ meeting. Our fiscal council shall be comprised by three to five effective sitting members and their alternates, who may or may not be shareholders. All members of our fiscal council are also required to sign an agreement to comply with the Novo Mercado rules prior to assuming their roles. The current members of our fiscal council will exercise their duties until the annual shareholders’ meeting to be held in 2026 to approve the management accounts and financial statements for the fiscal year ending June 30, 2026.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), any Brazilian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (“IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct any Brazilian withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

If Brazilian income tax is withheld on the sale, exchange or other taxable disposition of our common shares or ADSs, your amount realized will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, realized by you on the sale, exchange or other taxable disposition of our common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Brazilian income tax, you may not be able to benefit from a foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless you can apply the credit (subject to applicable limitations) against U.S. federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Brazilian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Brazilian income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Brazilian income tax is imposed upon the disposition of common shares or ADSs and you apply such temporary relief, such tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if Brazilian income tax is imposed on a disposition of common shares or ADSs, including the availability of the foreign tax credit or a deduction under your particular circumstances.

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

As of June 30, 2025, we had a short position in U.S. dollars in the amount of US$78.4 million. The result of a hypothetical devaluation of 5% of the real in relation to the U.S. dollar would generate a loss before taxes of R$21.4 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2025 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$0.178 million monthly.

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

On June 30, 2025, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 1,925 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2025, we believe that a hypothetical decrease of 5% in the price of soybean not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$41.6 million.

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

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer , performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, and Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our management, together with our Chief Executive Officer and Chief Financial Officer , concluded that, as of June 30, 2025, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards, as issued by IASB.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2025, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective as of June 30, 2025. Based on this assessment, our management has concluded that, as of June 30, 2025, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

C.	Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm.

We will only be required to include this report once we cease to be an emerging growth company.

D.	Changes in Internal Control Over Financial Reporting

There have been no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16—Reserved

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

If we make any substantive amendment to the code of conduct or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of conduct, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2025, no such amendment or waiver was made or granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2025 and 2024.

	Year Ended June 30
	2025	2024
	(in R$ thousands)
Audit fees(1)	1,890.6	1,760.9
Audit-related fees(2)	592.6	895.7
Total fees	2,483.2	2,656.6

(1)	Audit fees in fiscal year 2025 are the aggregated fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)	Audit-related fees in fiscal year 2025 were the fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for interoffice reports regarding: (1) the audit of our consolidated reporting package and internal controls for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to our consolidation process within Cresud consolidated financial statements.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2025, the Company or any affiliated purchaser did not acquire any of our common shares.

During the years ended June 30, 2023, 2024 and 2025, we did not have a share buyback program in effect. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

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

Separate Meetings of Non-Management Directors

Under Section 303A.03 of the NYSE Listed Company Manual, the non-management directors of each U.S. company listed on the NYSE must meet at regularly scheduled executive sessions without management, and independent directors must meet at executive sessions without management at least once a year. There is no similar requirement under Brazilian law. However, all members of our board are non-executive directors. Our independent directors do not meet separately from directors who are not independent.

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

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, each U.S. listed company must adopt and disclose their corporate governance guidelines. There is no similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires us to furnish an annual Corporate Governance Report in compliance with Resolution CVM No. 80/2022, and compliance with the corporate governance standards described under “Item 9. The Offer and Listing—C. Markets.”

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

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning on page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of April 28, 2023 (English translation) (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

2.2	English translation of the Private Instrument of Second Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of March 22, 2021, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and ISEC Securitizadora S.A. (Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 4.91 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

2.3	English translation of the Private Instrument of Third Issuance of Simple, Secured, Non-Convertible Debentures, in a Single Series, for Public Distribution in the Automatic Registration Distribution Procedure, of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of November 14, 2023, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., and Imobiliária Cajueiro Ltda. (Instrumento Particular de Escritura da 3ª (Terceira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie com Garantia Real, em Série Única, para Distribuição Pública em Rito de Registro Automático de Distribuição, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas)(incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.1	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.2	First Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.03 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.3	Second Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.04 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.4	Third Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.05 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.06 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.6	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.07 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.7	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”)in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.08 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.8	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.9	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.10	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.11	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.12	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.13	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.14	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.15	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.16	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.17	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.18	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.19	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.20	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.21	Summary translation of the private instrument of real properties and rural assets purchase and sale commitment and other covenants, dated as of May 22, 2017, by and between Imobiliária Araucária Ltda., Procópio & Oliveira Ltda. – ME, Marcio Antonio de Oliveira and BrasilAgro (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.22	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.23	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.24	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.25	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.26	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.27	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.39 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.28	Summary translation of the rural partnership agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.29	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.30	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.31	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.32	Summary translation of the series B subscription agreement, entered into on September 16, 2019 (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.33	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on October 29, 2019, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.34	Summary translation of the rural partnership agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.35	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.36	Summary translation of the private instrument of first amendment to commitment to purchase and sale of real property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.37	Summary translation of the first amendment to rural partnership agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.38	Summary translation of the private instrument of second amendment to commitment to purchase and sale of real property, entered into on June 26, 2020, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.58 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.39	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.59 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.40	Summary translation of the rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.41	Summary translation of the second amendment to rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.61 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.42	Summary translation of the first amendment to rural partnership agreement, entered into on August 10, 2020, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.62 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.43	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.63 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.44	Summary translation of the rural lease agreement, entered into on June 24, 2016, in connection with Fazendas Arrojadinho and Rio do Meio (incorporated by reference to Exhibit 4.64 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.45	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on May 8, 2018, in connection with Fazenda Bananal IX (incorporated by reference to Exhibit 4.65 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.46	Summary translation of the eighth amendment to agreement to supply sugarcane, entered into by BrasilAgro and Brenco, on June 22, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.47	Merger Agreement and Other Covenants between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Agrifirma Brasil Holding S.A., Agrifirma Brasil Agropecuária S.A., Brasil Agronegócio – Fundo de Investimento em Participações Multiestratégia, Terras Brasil – Fundo de Investimento em Participações Multiestratégia, and certain other parties listed therein, dated as of November 22, 2019 (incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.48	Summary of the Private Instrument for Regulation of Rights and Obligations, entered into on January 7, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.72 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.49	Summary of the Private Instrument of First Amendment to Regulation of Rights and Obligations, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.73 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.50	Summary of the First Amendment to Rural Partnership Agreement, entered into on Febuary 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.74 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.51	Summary of the Second Amendment to Rural Partnership Agreement, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.52	Summary of the Third Amendment to Rural Partnership Agreement, entered into on September 8, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.53	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.54	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.55	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Arrojadinho (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.56	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.57	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 3, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.58	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 23, 2021, in connection with Fazenda Chaparral and Fazenda Rio do Meio (incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.59	Summary of the Rural Partnership Agreement, entered into on May 12, 2021, in connection with Fazenda Chaparral (incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.60	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.61	Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 19, 2021, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.85 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.62	Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.86 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.63	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.87 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.64	Summary of the Second Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.88 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.65	Share Purchase Agreement between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Agrifirma Agro Ltda., Imobiliária Engenho de Maracajú Ltda., Agropecuária Santa Cruz de la Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A., Codalis S.A. and, as intervening consenting parties, Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., and, as guarantor, Cresud S.A.C.I.F.Y.A, dated as of December 23, 2020 (incorporated by reference to Exhibit 4.90 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.66	English translation of the Long-Term Stock-Based Incentive Program No. 2 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on May 6, 2021 (incorporated by reference to Exhibit 4.92 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.67	Summary of the Rural Partnership Agreement, entered into on July 21, 2022, in connection with Fazenda São Domingos (incorporated by reference to Exhibit 4.93 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.68	Summary of the Rural Partnership Agreement, entered into on May 25, 2022, in connection with Fazenda Regalito (incorporated by reference to Exhibit 4.94 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.69	Summary of the Rural Lease Agreement, entered into on April 9, 2020, in connection with Fazenda Nossa Senhora Aparecida (incorporated by reference to Exhibit 4.95 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.70	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda São Simão (incorporated by reference to Exhibit 4.96 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.71	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.97 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.72	Summary of the Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 15, 2021, in connection with Fazenda Panamby (incorporated by reference to Exhibit 4.98 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.73	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on October, 6, 2022, in connection with Fazenda Marangatú (incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.74	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on November 8, 2022, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.75	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 27, 2023, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.76	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 29, 2023, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.77	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on June 29, 2023, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.78	English translation of the Long-Term Stock-Based Incentive Program No. 3 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on December 4, 2023 (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.79	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on March 14, 2024, regarding Fazenda Chaparral (incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.80	Summary of the Private Instrument of Investment, Share Purchase, and Sale Agreement, entered into on May 20, 2024, related to the Acquisition of Companhia Agrícola Novo Horizonte S.A.(incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.81	Summary of the Rural Lease Agreement Regarding Fazenda Zanoni, entered into on August 14, 2020, With Respect to Companhia Agrícola Novo Horizonte S.A.(incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.82	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on June 30, 2025, regarding Preferencia Farm

4.83	Summary of the Private Instrument of Rural Partnership Agreement, entered into on August 14, 2025, regarding Estrela do Guapore Farm

8.1	List of Subsidiaries

11.1	Code of Conduct of BrasilAgro (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

11.2	Securities Trading Policy of BrasilAgro (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

97.1	Incentive Compensation Clawback Policy of BrasilAgro (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: October 30, 2025

/s/ Andre Guillaumon
Name:	Andre Guillaumon
Title:	Chief Executive Officer

/s/ Gustavo Javier Lopez
Name:	Gustavo Javier Lopez
Title:	Chief Financial Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

For the years ended of June 30, 2025 and 2024

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

Years ended June 30, 2025 and 2024

Report of independent registered public accounting firm

To the Board of Directors

BrasilAgro - Companhia Brasileira de
Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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
October 29, 2025

We have served as the Company's auditor since 2021.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2025 and 2024

(In thousands of reais, unless stated otherwise)

	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	6.1	142,908	170,953
Marketable securities	6.2	16,908	22,941
Derivative financial instruments	7	29,609	31,718
Accounts receivable and others	8	429,465	414,997
Inventories	9	293,518	233,542
Biological assets	10	265,440	210,335
Total current assets		1,177,848	1,084,486
Non-current asset held for sale		-	15,004

Noncurrent assets
Biological assets	10	32,345	26,930
Restricted marketable securities	6.2	-	15,720
Derivative financial instruments	7	10,973	6,757
Accounts receivable and others	8	603,843	588,467
Deferred taxes	18.1	166,145	88,031
Investment properties	11	1,323,834	1,333,540
Transactions with related parties	30	2,822	2,968
Investments	12	1,335	2,734
Property, plant and equipment	13	232,669	202,130
Intangible assets		5,095	4,479
Right-of-use assets	14	280,093	233,836
Total noncurrent assets		2,659,154	2,505,592
Total assets		3,837,002	3,605,082

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2025 and 2024

(In thousands of reais, unless stated otherwise)

	Note	2025	2024
Liabilities and equity
Current liabilities
Trade accounts payable and others	16	176,029	174,302
Loans, financing and debentures	17	355,841	177,311
Salaries and payroll obligations		21,481	20,703
Derivative financial instruments	7	15,492	69,190
Other liabilities	19	7,082	8,357
Leases payable	15	82,330	77,456
Total current liabilities		658,255	527,319

Noncurrent liabilities
Trade accounts payable and others	16	46,819	36,726
Loans, financing and debentures	17	529,678	504,627
Deferred taxes	18.1	36,880	19,719
Leases payable	15	343,454	284,604
Derivative financial instruments	7	17,632	17,878
Provision for legal claims	28	792	699
Transactions with related parties	30	8,401	9,275
Other liabilities	19	17,363	24,556
Total noncurrent liabilities		1,001,019	898,084
Total liabilities		1,659,274	1,425,403

Equity
Capital	20.a	1,587,988	1,587,988
Share issue costs		(11,343)	(11,343)
Capital reserve	20.b	(8,193)	(9,585)
Treasury shares	20.f	(43,648)	(43,648)
Income reserves		499,780	436,761
Additional dividends proposed	20.d	42,220	101,119
Other comprehensive income	20.e	110,924	118,387
Total equity		2,177,728	2,179,679

Total liabilities and equity		3,837,002	3,605,082

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of income

Years ended June 30, 2025, 2024 and 2023

(In thousands of reais, unless stated otherwise)

	Notes	2025	2024	2023

Revenue	22.a	877,443	771,126	903,372
Gain on sale of farms	22.b	180,086	248,375	346,065
Changes in fair value of biological assets and agricultural products	10	122,671	40,499	78,238
Adjustment to net realizable value of agricultural products after harvest, net	9.1	(8,069)	(1,091)	(47,708)
Cost of sales	23	(833,910)	(747,019)	(886,225)
Gross income		338,221	311,890	393,742

Selling expenses	23	(59,512)	(55,064)	(41,008)
General and administrative expenses	23	(67,488)	(65,534)	(65,792)
Other operating income (expenses), net	25	(4,753)	(5,427)	(11,049)
Operating income		206,468	185,865	275,893

Share of profit (loss) of a joint venture	12.a	(1,424)	(58)	(70)

Financial income (expenses)
Financial income	26	337,510	312,916	330,491
Financial expenses	26	(417,906)	(307,208)	(324,605)
Profit before income and social contribution taxes		124,648	191,515	281,709

Income and social contribution taxes	18.2	13,371	35,352	(13,173)

Net income for the year		138,019	226,867	268,536

Basic earnings per share - in Brazilian reais	27	1.3855	2.2774	2.7178
Diluted earnings per share - in Brazilian reais	27	1.3780	2.2670	2.7028

See accompanying notes

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of comprehensive income

Years ended June 30, 2025, 2024 and 2023

(In thousands of reais)

	Note	2025	2024	2023

Net income for the year		138,019	226,867	268,536

Other comprehensive income/loss to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations	20.e	(7,463)	54,768	(34,068)

Total comprehensive income for the year		130,556	281,635	234,468

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2025, 2024 and 2023

(In thousands of reais)

				Capital reserve				Income reserves
	Note	Capital	Share issue costs	Additional paid-in capital	Share-based payments	Effect of reorganization	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Other comprehensive income	Retained earnings / accumulated losses	Total equity
At June 30, 2022		1,587,985	(11,343)	(15,306)	4,989	(11,031)	(49,761)	73,422	342,930	196,476	97,687	-	2,216,048

Net income for the year		-	-	-	-	-	-	-	-	-	-	268,536	268,536
Payment of additional dividends		-	-	-	-	-	-	-	-	(196,476)	-	-	(196,476)
Payment of interim dividends		-	-	1,046	-	-	(1,046)	-	-	-	-	-	-
Partial return of shares from Acquisition of Agrifirma		-	-	951	-	-	-	-	-	-	-	-	951
Share-based compensation plan		-	-	-	10,613	-	-	-	-	-	-	-	10,613
Constitution of legal reserve		-	-	-	(4,685)	-	-	-	-	-	-	-	(4,685)
Constitution of reserve for investment and expansion		-	-	-	-	-	-	13,427	-	-	-	(13,427)	-
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(63,777)	(63,777)
Additional dividends proposed		-	-	-	-	-	-	-	(64,891)	256,223	-	(191,332)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(34,068)	-	(34,068)
At June 30, 2023		1,587,985	(11,343)	(13,309)	10,917	(11,031)	(50,807)	86,849	278,039	256,223	63,619	-	2,197,142

Net income for the year		-	-	-	-	-	-	-	-	-	-	226,867	226,867
Additional dividends payment		-	-	-	-	-	-	-	-	(256,223)	-	-	(256,223)
Capital increase	20.a	3	-	-	-	-	-	-	-	-	-	-	3
Unlocked of shares from business combination		-	-	14,931	-	-	-	-	-	-	-	-	14,931
Stock compensation plan		-	-	-	1,800	-	-	-	-	-	-	-	1,800
Share-based compensation plan		-	-	-	(8,337)	-	7,159	-	-	-	-	-	(1,178)
Payment of charges on compensation plan		-	-	-	(4,556)	-	-	-	-	-	-	-	(4,556)
Constitution of legal reserve		-	-	-	-	-	-	11,343	-	-	-	(11,343)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	60,524	-	-	(60,524)	-
Unclaimed dividends		-	-	-	-	-	-	-	6	-	-	-	6
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(53,881)	(53,881)
Additional dividends proposed		-	-	-	-	-	-	-	-	101,119	-	(101,119)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	54,768	-	54,768
At June 30, 2024		1,587,988	(11,343)	1,622	(176)	(11,031)	(43,648)	98,192	338,569	101,119	118,387	-	2,179,679

Net income for the year		-	-	-	-	-	-	-	-	-	-	138,019	138,019
Additional dividends payment		-	-	-	-	-	-	-	-	(101,119)	-	-	(101,119)
Share-based compensation plan		-	-	-	1,392	-	-	-	-	-	-	-	1,392
Constitution of legal reserve		-	-	-	-	-	-	6,901	-	-	-	(6,901)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	56,118	-	-	(56,118)	-
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(32,780)	(32,780)
Additional dividends proposed		-	-	-	-	-	-	-	-	42,220	-	(42,220)
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(7,463)	-	(7,463)
At June 30, 2025		1,587,988	(11,343)	1,622	1,216	(11,031)	(43,648)	105,093	394,687	42,220	110,924	-	2,177,728

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2025, 2024 and 2023

(In thousands of reais)

	Note	2025	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the year		138,019	226,867	268,536
Adjustments to reconcile net income for the year
Depreciation and amortization	23	74,953	80,175	88,491
Gain on sale of farm		(180,086)	(194,842)	(306,473)
Residual value of property, plant and equipment and intangible assets disposed		11,552	7,369	5,882
Write-off of capitalized costs in investment properties		466	(1,478)	733
Share of (loss) profit of a joint venture	12.a	1,424	58	70
Unrealized loss (gain) on derivatives, net	26	(63,718)	82,600	(34,490)
Unrealized foreign exchange loss (gain), monetary variation and financial charges, net		111,975	41,225	22,259
Gain on remeasurement of receivable from sale of farms, net		(15,709)	(72,914)	47,227
Effect of share-based incentive plan – ILPA		1,392	1,800	5,928
Deferred income and social contribution taxes	18.2	(32,686)	(58,826)	(40,051)
Changes in fair value of biological assets and agricultural products	10	(122,671)	(40,499)	(78,238)
Adjustments to net realizable value of agricultural products after harvest	9.1	8,069	1,091	47,708
(Reversal of) Allowance for doubtful accounts	23	(203)	—	2,093
Provision for legal claims	28	331	(437)	2,180
Lease adjustments		(144)	—	—
		(67,036)	72,189	31,855
Changes in assets and liabilities
Trade accounts receivable		(35,896)	7,462	44,742
Inventories		(137,377)	(59,446)	1,372
Biological assets		133,289	69,918	140,483
Recoverable taxes		(10,418)	(9,668)	(14,612)
Derivative financial instruments		7,667	27,003	(2,099)
Other receivables		11,027	(24,563)	36,813
Trade accounts payable		4,619	(28,701)	(17,380)
Related parties		(169)	154	(567)
Taxes payable		14,015	435	14,711
Salaries and payroll		812	(8,662)	(2,094)
Advances from customers		(17,516)	12,052	(108)
Leases payable		(8,937)	(7,799)	(4,082)
Other liabilities		(5,677)	37,921	25,908
Payment of contingencies	28	(238)	(156)	(2,005)
Receivables from the sale of farms		269,802	263,825	210,568
Acquisitions of investment properties		(67,772)	(102,622)	(116,997)
Farm acquisitions		(4,852)	(146,948)	(144,747)
		85,343	102,394	201,761
Income tax and social contribution		(13,808)	(22,972)	(46,028)
Net cash flows from operating activities		71,535	79,422	155,733

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment and intangible assets		(79,973)	(68,405)	(60,783)
Redemption of marketable securities		41,050	40,559	110,962
Increase in investment and participation		—	—	4,865
Cash acquired in business combination		12	—	—
Net cash flows used in investing activities		(38,911)	(27,846)	55,044

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	17	443,601	448,057	217,583
Interest paid on loans, leases, financing and debentures	17	(63,886)	(43,873)	(30,684)
Payment of loans and financing	17	(284,429)	(350,933)	(127,981)
Dividends paid		(155,983)	(319,053)	(319,975)
Capital increase, net of share issue costs	20.a	—	3	—
Net cash flows from (used in) financing activities		(60,697)	(265,799)	(261,057)
Increase/decrease in cash and cash equivalents		(28,073)	(214,223)	(50,280)

Cash and cash equivalents at beginning of year	6.1	170,953	383,837	435,493
Effect of exchange rate variation on cash and cash equivalents		28	1,339	(1,376)
Cash and cash equivalents at end of year	6.1	142,908	170,953	383,837

Transaction with no cash involved:

Capital reduction in affiliate Agrifirma Agro Ltda. by transfer of property, plant and equipment of R$11,175.

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

1.	Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) or (“Company”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão, Piauí and São Paulo, as well as in Paraguay and Bolivia. The Company is the direct and indirect owner of closely held companies and its corporate purpose is: (i) the commercial exploration, import and export of agriculture activities and inputs, cattle raising and forestry activities; (ii) the purchase, sale and rental of real estate in rural and/or urban areas; and (iii) real estate brokerage involving any type of operations; and management of its own and third-party assets.

The Company and its subsidiaries operate 21 farms with a total area of 249,846 hectares (266,249 hectares in the year of 2024), of which 173,253 hectares are owned, and 76,593 hectares are leased (201,032 hectares are owned and 65,217 hectares are leased in the year of 2024). There are 18 farms in Brazil distributed across 6 states, 1 farm in Paraguay and 2 farms in Bolivia. This total does not take into account of 660 hectares related to the sale of the Rio do Meio farms negotiated in November 2022 with transfer of ownership in May 2025 (Note 2.1.2).

2.	Main events

2.1. Sales of Farms

Sales of farms in the year ended on June 30, 2025

Rio do Meio II Farm

On September 30, 2024, the subsidiary Agrifirma Bahia Agropecuária Ltda. transferred 190 hectares to the buyers in connection with the sale of Rio do Meio II Farm, a rural property located in the municipality of Correntina, Bahia. The amount to be paid was set at 54,053 bags of soybeans, equivalent to R$7,128 on the transaction date, and was paid during the year. On May 23, 2025, 660 hectares of the same property were transferred, valued at 75,454 bags of soybeans, equivalent to R$10,064 on the transaction date, and will be paid in annual installments, with due dates from July 31, 2027 to 2028.

The Sale and Purchase Agreement was signed on November 8, 2022, and established a four-phase ownership transfer schedule. The transaction completed on May 23, 2025, corresponds to the fourth and final phase of this schedule.

Alto Taquari IV

On September 26, 2024, the subsidiary Imobiliária Mogno transferred to its buyers the remaining balance of 1,157 hectares from the sale of the Alto Taquari Farm, a rural property located in the municipalities of Alto Taquari and Araputanga, Mato Grosso. The amount to be paid was set at 1,272,274 bags of soybeans, equivalent to R$189,401 on the transaction date, and will be paid in six fixed annual installments, due May 31, 2025, to 2029.

The Sale and Purchase agreement was signed on September 1, 2021, and established the transfer of ownership in two stages, the first of which was to be delivered on October 10, 2021.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Preferência Farm

On June 30, 2025, the Cajueiro Real Estate Subsidiary entered into a sales agreement for 17,799 hectares (12,413 usable hectares) of Preferência Farm, a property located in the municipality of Baianópolis, Bahia. The amount to be paid was set at 452,342 arrobas of beef, equivalent to R$140,000 on the transaction date. On June 30, 2025, the buyer made a down payment of R$2,000, and in July 2025, the buyer made the first installment payment of R$40,000, equivalent to 135,703 arrobas of beef. The remaining balance of 316,640 arrobas of beef will be paid in six annual installments of 52,773 arrobas, due October 31, 2026, to 2031.

Sales of farms in the year ended on June 30, 2024

Chaparral Farm

On March 14, 2024, the subsidiary Imobiliária Cajueiro Ltda. entered into a sales agreement for 12,297 hectares (8,757 useful hectares) of Chaparral Farm, a property located in the municipality of Correntina, Bahia. The amount to be paid was set at 3,031,783 bags of soybeans, equivalent to R$415,071 on the transaction date. On March 20, 2024, the buyer made the first installment payment of R$53,533. The remaining balance (Note 8.1) will be received in two annual installments, in May and August, through 2030, totaling 421,964 bags of soybeans per year. On June 20, 2024, the transfer of ownership was completed.

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

Rio do Meio II Farm

On November 8, 2022, the subsidiary Agrifirma Bahia entered into an agreement for the sale of 1,964 hectares (1,422 arable hectares) of the Rio do Meio Farm, rural property located in the municipality of Correntina, Bahia, for 414,097 soybean bags, equivalent to R$62,428 on the transaction date. The agreement envisages a timetable for the transfer of possession, with the proceeds being recognized in four phases. The first and second phases were concluded on November 14, 2022 and June 7, 2023, respectively, with the other phases planned for July of each year until 2025.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

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

2.2.	Lease

Leases in the year ended on June 30, 2024

Alto da Serra Farm

On March 12, 2024, the agricultural partnership contract was signed with the Alto da Serra farm, located in the municipality of Brotas in the state of São Paulo. The Company will operate an agricultural area of up to 8,160 hectares to produce sugar cane, the contract is valid for 12 years and control was obtained in June 2024.

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

2.3. Business combination

Acquisition of Novo Horizonte Agricultural Company

On August 6, 2024, the subsidiary Agrifirma Agro Ltda. acquired all the quota capital of Nova Horizonte Agrícola Ltda. (Novo Horizonte Agricultural Company or Novo Horizonte), assuming full control of the company. Novo Horizonte is located in the municipality of Novo São Joaquim, in the State of Mato Grosso, and operates in grain production. The transaction includes the lease of 4,767 hectares of land, with a 16-year term, at an average cost of 13 bags of soybeans per hectare.

The total purchase price of Novo Horizonte Agricultural Company was R$6,157, as detailed in the closing agreement. The amount of R$4,852 was paid in cash, with a payable balance of R$1,305 as of June 30, 2025. The remaining amount will be settled to the extent the tax credits acquired in the transaction are refunded. The agreement provided for a price adjustment to reflect the change in equity between June 30, 2024, and August 6, 2024, in accordance with the criteria previously established between the parties.

The procedures for determining the price adjustment were completed and since the net amount of assets received and liabilities assumed exceeded the acquisition cost of the shares, the difference is treated as a gain on bargain purchase, which was recorded under “Gain from advantageous purchase” (Note 25) and subject to Income Tax and Social Contribution purposes. This gain (negative goodwill) consists of the difference between the consideration and the net assets acquired, as shown in the table below:

08/06/2024
Total consideration	6,157
Net assets acquired at fair value	(6,505)
Gain from bargain purchase	(348)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

A purchase price allocation appraisal report for tangible and intangible assets was prepared by an independent firm, pursuant to IFRS 3 - Business Combination. The Company conducted a detailed review of the measurement and identification procedures for assets and liabilities, as required by IFRS 3, determining the basis for the fair values.

The transaction resulted in a gain from bargain purchase, growing the Company’s presence in the sector, increasing its market share, and optimizing its agricultural operations. The transaction involved assets, such as agricultural machinery, irrigation systems, and a lease agreement that supports operations. This strategic decision reinforces the Company’s commitment to sustainable growth and long-term value creation, under favorable acquisition conditions.

The table below summarizes the consideration paid and the fair value of identifiable assets and liabilities at the acquisition date:

Assets	94.165
Cash and cash equivalents	12
Inventories	433
Recoverable taxes and other credits	2,324
Deferred tax[2]	28,265
Property, plant and equipment[1]	21,314
Right-of-use assets	41,817

Liability	87,660
Loans	31,101
Accounts payable and other obligations	9,994
Leases	44,565
Advance for future capital increase	2,000

Net identifiable assets acquired	6,505

Gain from bargain purchase	(348)

Total, net	6,157

(1)	PP&E acquired at cost amount to R$19,750. The tangible assets assessment report identified an adjustment of R$1,564, increasing the fair value of the fixed assets on the acquisition date to R$21,314.

(2)	The balance presented is net of deferred tax on the identified fair value adjustment, corresponding to the amount of R$532. The Company estimates that it will use the balance within ten years, through its agricultural activities.

Revenue recorded in the consolidated statement of operations from August 6, 2024, includes the net revenue from Novo Horizonte Agricultural Company of R$13,225 and a contribution to a loss of R$8,252 in the same period.

If Novo Horizonte had been consolidated starting July 1, 2024, the consolidated statement of operations would have presented additional pro forma net revenue of R$23,408 and an additional pro forma loss of R$26,898. This net revenue and results of operations were obtained by adding Novo Horizonte’s results to the consolidated results and does not represent the actual results of the company had it been acquired at the beginning of the year (unaudited).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

2.4. Other performance aspects

Part of the Company’s revenue is generated by the sale of commodities to domestic customers, in a global commodities market requiring investments in logistics and supply chains, including ports, distribution centers and suppliers.

The strong demand for exports of agricultural products benefited from the appreciation in the U.S. dollar. As for the logistics chains, higher freight prices resulting from rising fuel cost caused no significant disruptions to export operations and logistics and in inbound shipments of inputs, most of which had already been acquired and delivered.

The Company has not identified any material changes for sales commitments to customers; strong commercial relationships have aided negotiations the selected sales partners. No detrimental factors have arisen from these commitments.

Changes in inbound and outbound shipments are not expected to significantly affect the Company’s financial position. No significant risks were identified with regard to its capacity to continue operating as a going concern.

2.5. Climate change risks

The Company recognizes that the risks arising from climate change represent significant factors for the continuity and performance of its agribusiness operations. These risks can directly impact agricultural productivity, the supply chain, operating costs, and asset valuation.

Extreme weather events, such as long-lasting droughts, floods, frosts, and heat waves, have the potential to jeopardize harvests, affect product quality, and generate significant losses. Such events may require adjustments to accounting estimates, such as provisions for inventory losses and reductions in the fair value of biological assets.

The Company continually monitors climate impacts on its accounting estimates, including the useful lives of assets, provisions for environmental contingencies, and deferred tax assets.

In the State of Bahia, a drought between February and March significantly affected the development of cotton, bean, and soybean crops, compromising agricultural productivity in the region.

In Mato Grosso, excessive rainfall during the harvest period negatively impacted soybean quality, damaging grains. Late rains disrupted the planting schedule in certain areas, affecting sowing activities.

The 2024 fires and early 2025 drought have affected the sugarcane yields. Despite the rains at the end of 2024, key productivity indicators, such as TCH (Tons of Sugarcane per Hectare) and ATR (Total Recoverable Sugars), remained below initial projections.

2.6. U.S. tariffs - Impact analysis

The recent tariff measures imposed by the United States on agricultural products have generated uncertainty in the international markets. The implementation and subsequent partial repeal of tariffs at short intervals has created an unstable environment, making it difficult to clearly define parameters for projections causing volatility in the commodity and foreign exchange markets.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The following impacts have been noted:

●	Uncertainty and Increased Volatility - It is still premature to conclude the definitive impacts from the tariffs.

●	Commodity Prices - Tariffs tend to exert downward pressure on the prices of agricultural commodities in the international market. This may improve export premiums for soybeans, corn, and cotton, benefiting producers and exporters.

●	Exchange Rate Volatility - The increased instability in global markets has caused volatility in exchange rates directly impacting both production costs - due to the import of inputs - and revenues linked to exports. This requires the Company to carefully manage financial and hedging operations to mitigate risks and protect margins.

●	Product Prices and Prices - The Company projects a decline in beef prices as a direct result of the U.S. tariffs. Although the pressure on prices is evident, it is still premature to measure significant financial impacts, given current instabilities.

The Company continues to monitor U.S. trade policies and their impact on global markets. The focus remains on strategic risk management and identifying opportunities to expand product competitiveness, ensuring the sustainability of operations and stable results even in adverse circumstances. There were no changes impacting the financial statements for the year ended June 30, 2025.

2.7. Reform of taxes on consumption

Constitutional Amendment No. 132, enacted on December 20, 2023, instituted the Consumption Tax Reform, creating a dual VAT model: the CBS, under federal jurisdiction, which will replace PIS and COFINS, and the IBS, under nonfederal, which will replace ICMS and ISS. A Selective Tax (IS) was also created, under federal jurisdiction, applicable to products and services that are harmful to health and the environment.

On December 17, 2024, Congress approved PLP 68/2024, sanctioned with vetoes on January 16, 2025, resulting in Complementary Law No. 214/2025. This Law partially advanced the Reform’s course, including the establishment of the IBS Steering Committee by December 31, 2025. Other pending regulations are still being processed in Bill 108/2024, which has not yet been voted on by the Senate.

The transition between the old and new systems will occur between 2026 and 2032, accordingly the effects are not yet known; there is no impact on the financial information for the year ending June 30, 2025.

3.	Material accounting policies

The material accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

3.1. Basis of preparation

These consolidated financial statements were approved by the Board of Directors on October 29, 2025.

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

Year ended on June 30, 2025

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of BrasilAgro and its subsidiaries as of June 30, 2025, 2024, and 2023 as described below:

		Ownership %
		2025	2024	2023
Imobiliária Jaborandi Ltda.	Brazil	100	99.99	99.99
Imobiliária Cremaq Ltda.	Brazil	100	99.99	99.99
Imobiliária Araucária Ltda.	Brazil	100	99.99	99.99
Imobiliária Mogno Ltda.	Brazil	100	99.99	99.99
Imobiliária Cajueiro Ltda.	Brazil	100	99.99	99.99
Imobiliária Ceibo Ltda.	Brazil	100	99.99	99.99
Imobiliária Flamboyant Ltda.	Brazil	100	99.99	99.99
Palmeiras S.A.	Paraguay	100	99.99	99.99
Agropecuaria Morotí S.A.	Paraguay	100	99.99	99.99
Agrifirma Agro Ltda.	Brazil	100	99.99	99.99
Agrifirma Bahia Agropecuária Ltda.(a)	Brazil	100	99.99	99.99
Companhia Agrícola Novo Horizonte (a)	Brazil	100
Agropecuaria Acres Del Sud S.A.	Bolivia	100	100	100
Ombú Agropecuaria S.A.	Bolivia	100	100	100
Yuchán Agropecuaria S.A	Bolivia	100	100	100
Yatay Agropecuaria S.A.	Bolivia	100	100	100

(a)	Subsidiaries of Agrifirma – indirect control.

The subsidiaries are fully consolidated from the date control was obtained, being consolidated until control ceases. An investee is controlled when the Company is exposed to, or has rights on, variable returns arising from its involvement with the investee and is able to affect such returns through its power in the investee.

The financial statements of the subsidiaries are prepared for the same reporting period as that of the Company, using consistent accounting policies. All intragroup balances, revenues and expenses are fully eliminated in the consolidated financial statements. The group of companies is referred to as the “BrasilAgro Group.”

3.2. Foreign currency translation

a)	Functional and presentation currency

The financial statements of the Company and its subsidiaries domiciled in Brazil are measured using the currency of the primary economic environment in which these companies operate (the “functional currency”). For subsidiaries in Paraguay, the functional currency is the US dollar, and for subsidiaries in Bolivia, the functional currency is the Bolivian boliviano. Therefore, the functional currency of the entities in Brazil, as well as the presentation currency of the BrasilAgro Group’s consolidated financial statements, is the Brazilian Real/Reais (“R$”).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

b)	Transactions and balances in foreign currencies

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect on the transaction or valuation dates when the items are remeasured. Exchange gains and losses resulting from the settlement of these transactions and translation at the year-end exchange rates, relating to monetary assets and liabilities in foreign currencies, are recognized in the statement of operations under “Financial income” and “Financial expense.”

c)	Companies domiciled abroad

In preparing the Company’s financial statements, the financial statements of companies abroad, whose functional currency is the U.S. dollar and the Bolivian boliviano, are translated into Reais as follows: a) The assets and liabilities of the balance sheet, at the closing exchange rate; b) Equity accounts at the historical exchange rate; and c) Revenues and expenses are translated at average exchange rates (unless such average is not a reasonable approximation of the rates in effect on the transaction dates, in which case, revenues and expenses are translated at the rate on the transaction dates). The cumulative translation adjustments are presented under “Valuation adjustments” in the Statements of Changes in Equity and in the Statement of Comprehensive Income.

3.3. Investments in subsidiaries and in joint venture

In the consolidated financial statements, investments in subsidiaries are consolidated and investments in associates and joint ventures are accounted for using the equity method.

Upon applying the equity method, the Company determines whether it is necessary to recognize an additional impairment loss from the subsidiary or joint venture. The Company determines, at each reporting date, whether there is objective evidence that the investment in the subsidiary or joint venture has suffered an impairment loss. If so, the Company calculates the impairment loss as the difference between the recoverable amount of the subsidiary or joint venture and the carrying amount and recognizes the loss in “Equity in the results of investees” in the statement of operations. No impairment losses were recognized in 2025.

A joint venture arises from an agreement in which the parties have joint control and rights to the net assets of the investee. Joint control reflects agreed contractual sharing when decisions regarding significant activities require the unanimous consent of the parties.

3.4. Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, bank deposits and short-term highly liquid financial investments for which there are no penalties or other restrictions for early withdrawal.

Marketable securities include the financial investments provided as guarantee for loans and financing recorded in current and noncurrent assets based on their maturities.

Certain debt agreements require the Company to hold marketable securities as guarantee for the outstanding balances. Such investments are restricted whilst acting as a guarantee. The Company records the purchases and sales of such investments as investment activities in the statement of cash flows.

Cash equivalents and marketable securities are measured at fair value through profit or loss.

Financial investments and repurchase agreements may have original maturities exceeding 90 days redeemable by the financial institution issuing the security plus interest with no early redemption penalty which are classified as cash and cash equivalents. Investments in deposit certificates that are not eligible for redemption without penalties are held in marketable securities.

The fixed income investments are intended to be held by the Company and not yet allocated to rural activities as per the policy approved by the Board of Directors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.5. Financial instruments

a)	Financial assets

Initial recognition and measurement

Financial assets are measured at fair value upon initial recognition and subsequently measured at amortized cost or at fair value through profit or loss.

The classification of financial assets upon initial recognition depends on the characteristics of the contractual cash flows of the financial asset and on the Company’s business model for managing these financial assets. Trade accounts receivable that do not contain a significant financial component or for which the Company applied the practical expedient are measures at the transaction price pursuant to IFRS 15.

For a financial asset to be classified and measured at its amortized cost, it must generate cash flows that are “solely payments of principal and of interest” (also referred to as the “SPPI test”) applicable to the outstanding principal.

Under the Company’s business model, financial assets are managed to generate cash flows. The business model determines if cash flows result in the collection of contractual cash flows, upon the sale of financial assets or both.

Purchases or sales of financial assets that require delivery of assets within a timeframe set by regulations or market conventions (typically negotiations) are recognized on the date of the trade, i.e. on the date the Company undertakes to purchase or sell the asset.

Subsequent measurement

For the purposes of subsequent measurement, the Company’s financial assets are classified as:

i. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets to be mandatorily measured at fair value. The Company designates certain financial assets at the initial recognition by the fair value through profit or loss. This designation cannot be later altered. These assets are mainly marketable securities, derivatives and receivables from the sale of farms, which consist of debt instruments presented in the consolidated balance sheet as “Accounts receivable.”

Changes in fair value related to receivables of the sale of farms designated at fair value through profit or loss are recognized in “Income/expense from farm receivable indexation adjustments” under “Financial income.”

ii. Financial assets at amortized cost (debt instrument).

The Company measures financial assets at amortized cost when the following conditions are met:

●	The financial asset is maintained within a business model whose objective is to hold financial assets for the purpose of receiving contractual cash flows.

●	The contractual terms of the financial asset give rise, on specific dates, to cash flows composed solely of payments of principal and interest on the outstanding principal.

●	Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment tests. Gains and losses are recognized as profit or loss upon derecognition, modification or impairment of the asset.

●	The Company’s financial assets at amortized cost include all trade account receivables, loans with affiliates and marketable securities given as collateral for loans and financing.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Impairment of financial assets

The following financial assets held by the Company are subject to the model of “expected credit losses:”

●	accounts receivable from customers from sales of agricultural and cattle products and the sale of farms;

●	financial assets measured at amortized cost; and

●	financial assets measured at fair value through others comprehensive income.

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

Expected loss rates are based on sales payment profiles over a specified period, respectively, and the corresponding historical credit losses incurred during this period. Historical loss rates are adjusted to reflect current and forward-looking information for macroeconomic factors that affect the customers’ capacity to settle receivables.

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications that there is no reasonable expectation of recovery include: incapacity of the debtor to undertake a renegotiation plan of their debt with the Company or to make contractual payments of liabilities overdue more than 90 days.

Impairment losses of trade accounts receivable and contract assets are presented as net impairment losses, under operating profit. Subsequent recoveries of amounts previously written off are credited to the same account.

Financial assets measured at amortized cost and at fair value through other comprehensive income

All investments in marketable securities at amortized cost and at fair value through other comprehensive income are considered to have low credit risk and the estimate for recognized losses during the year was therefore limited to expected credit losses for 12 months. Management considers “low credit risk” instruments traded in the market if such investment rating is assigned by at least one major rating agency. Other instruments are considered to have low credit risk when they pose a low risk of default and when its issuer has a firm capacity to meet its contractual cash flow obligations in the short term.

Estimated losses from investments in marketable securities at fair value through other comprehensive income are recognized in profit or loss and reduce the fair value loss in other comprehensive income. The result from application of the model of expected credit losses was insignificant.

Other financial assets at amortized cost include marketable securities that do not bear interest and listed private securities (previously held to maturity), loans to related parties and other accounts receivable. Estimated losses from other financial assets at amortized cost are recognized in profit or loss for the year

b)	Financial Liabilities

Initial recognition and measurement

Financial liabilities are initially recognized at their fair value; in the case of financial liabilities not recognized at fair value through profit or loss, any transaction costs directly attributable to the issue of such financial liability are also included.

The Company’s financial liabilities include trade account payables and other payables, loans and financing and derivative instruments.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trade and financial liabilities designated, upon initial recognition, as at fair value through profit or loss.

Financial liabilities are classified as held for trade when they are intended for repurchase in the short term. This category also includes derivate instruments contracted by the Company that are not designated as hedge instruments under the hedge relations pursuant to IFRS 9.

Gains and losses from held-for-trading liabilities are recognized in the statement of operations.

Financial liabilities that meet IFRS 9 are designated at fair value through profit or loss on the initial recognition date.

(ii)	Financial liabilities at amortized cost

After initial recognition, loans and financing, contracted and granted, that are subject to interest are subsequently measured at amortized cost, using the effective interest rate method.

Gains and losses are recognized in the statement of operations when liabilities are derecognized, as well as through the amortization of the effective interest rate.

Amortized cost is calculated based on any premium or discount in the acquisition and fees or costs that compose the effective interest rate method. Amortization through the effective interest rate method is recorded as a financial expense in the statement of operations.

This category usually applies to loans and financing granted and contracted, subject to interest payments (Note 17).

3.6. Derivative financial instruments

The Company uses derivative financial instruments, such as future exchange contracts, interest rate swaps and forward commodity contracts, to hedge against risks related to exchange rates, interest rates and commodity prices, respectively. These derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is signed and are, subsequently, remeasured at fair value. Derivatives are recorded as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. The Company did not designate any derivative for hedge accounting. The Company does not operate with derivative instruments for speculative purposes.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations (Note 26).

The fair value of derivative financial instruments is disclosed in Note 7.

3.7. Trade receivables and other credits

Trade receivables are amounts due from customers for merchandise and farms sold in the ordinary course of the BrasilAgro Group’s business. If collection is expected in one year or less, trade receivables are classified as current assets. Otherwise, they are presented as non-current assets.

Trade receivables not related to the sale of farms are initially recognized at fair value, and subsequently, measured at amortized cost under the effective interest rate method less any expected credit losses, if necessary.

Accounts receivable from customers related to the sale of farms, for which the amount receivable is contractually determined in numbers of bags of soybeans or arrobas of cattle, equivalent to an amount in Reais initially classified as financial assets and measured at fair value through profit or loss. In these cases, the accounts receivable is remeasured at each balance sheet date by applying the number of bags of soybeans or arrobas of cattle to the quotation for future delivery on the due date of each installment (or based on estimates and broker quotes when there is no quotation for future delivery on a specific due date) and multiplying the resulting amount in US dollars by the USD to R$ exchange rate for future delivery also on the same due date (assuming that future soybean and arroba quotations are denominated in US dollars). The resulting amount in Reais is measured at fair value using a discounted cash flow calculation. The gain (loss) on the remeasurement of receivables is recognized in the financial result under “Income/expense from farm receivable indexation adjustments” in “Financial result” (Note 26).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.8. Inventories

The inventories of agricultural products from biological assets are measured at fair value when they are ready to be harvested, less selling expenses, being transferred from biological assets to inventories. After harvesting, they are measured at net realizable value, pursuant to Technical Pronouncement IAS 2 - Inventories.

Net realizable value is the estimated selling price in the ordinary course of business, minus the estimated costs of completion and costs necessary to complete the sale.

When sales contracts are signed with customers, the sales prices defined in the contracts are used as the premise for calculating realizable value; for inventory quantities when there are no sales contracts signed with customers, the Company uses market prices to calculate the realizable value. The adjustment to realizable value is recognized in the statement of operations for the period to which it relates, under “Provision for the recoverable value of agricultural products.”

The inventories of seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were assessed at the average acquisition cost.

If cases of shrinkage (either due to storage, load, transportation and other events related to the operation) an assessment and physical segregation of products is carried out. The responsible officers, as duly formalized in the Company’s management system, perform an internal process of registration, approval, disposal of inventories and destination of the inventory. When the need to recognize an inventory impairment is identified, the corresponding amount is recorded in profit or loss, reflecting the reduction to the recoverable amount of the assets.

3.9. Non-current assets held for sale

Pursuant to IFRS 5, an entity classifies non-current assets as “held for sale” when there is a firm intention to sell and the sale is considered highly probable within 12 months. These assets are reclassified to current assets and measured at the lower of their carrying amount and the net fair value selling costs.

From the classification date, the entity discontinues depreciation or amortization of the assets and performs impairment tests. Assets and liabilities directly related to the discontinued operation are presented separately in the financial statements, as required by IFRS 5.

3.10. Biological assets

The Company’s and its subsidiaries’ biological assets consist mainly of grain (soybean, corn, beans), cotton, sugarcane and of beef cattle (or cattle production), which are measured at fair value ex-selling expenses.

Agricultural production

The fair value of biological assets is determined upon initial recognition and at each subsequent balance sheet date. Gains and losses arising from changes in fair value of biological assets is determined by the difference between fair value and costs incurred with plantation and treatment of crops of biological assets and is recorded in the statement of operations under “Changes in fair value of biological assets and agricultural products”. In some cases, the estimated fair value ex-selling expenses approximates cost of formation, particularly when only a small biological transformation has taken place or when no material impact is expected from such biological transformation on price. Biological assets continue to be recorded at their fair value.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Sugarcane crops have a five-year production cycle on average; the beginning of a new cycle depends on the completion of the previous cycle. Accordingly, the current cycle is classified as short-term biological asset, and the amount related to sugarcane stubble crops (bearer of other cycles) are classified as carrier carried as plant in property, plant and equipment. The calculation methodology used to estimate “sugarcane” biological assets is through the discounted cash flow using a rate compatible with the risk and nature of operations. The future cash flows are projected in accordance with the productivity cycle for each harvest, taking into consideration the estimated useful life of each area, the price of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each planted hectare.

The soybean, corn, cotton and beans are temporary crops, in which the agricultural product is harvested after a period from 90 to 240 days after the planting date, depending on the culture, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the biological assets of grains is the discounted cash flow using a rate compatible with the risk and nature of operations. The future cash flows are projected taking into consideration the estimated productivity, future costs based on the Company budget or on new internal estimates and market prices. The prices for commodities are those available in futures markets, obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), B3 (Brasil, Bolsa, Balcão), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted in this type of market, prices are obtained through direct market surveys or disclosed by specialized companies. Market prices are used for related logistic and tax discounts to arrive at the prices of each of these products in each production unit of the Company.

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using the discounted cash flow methodology. Data inputs are from information observed in the market, whenever possible, and when not feasible, by applying judgment to establish the fair value. Judgment includes considerations as to the costs incurred to sell the product, such as price, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in biological assets.

Cattle production

The Company produces and sells beef calves after weaning, a breeding activity. In Paraguay, the main activity is fattening the cattle.

For segregation purposes, when applicable, the Company classifies its cattle into food cattle (current assets), which can be sold for meat production; and cattle for reproduction (non-current assets), in farm operations to generate other biological assets. At the date of these financial statements, the Company beef cattle includes that for breeding and fattening, calves, heifers, pregnant heifers, pregnant cows, calves, steers and bulls.

The fair value of cattle is calculated at market value, based on specialized consulting sources in each location, for an active market. Gains or losses on changes in the fair value of biological assets are recognized in profit or loss in the period in which they occur. The Company used the prices in the cattle market in Bahia state and in Boqueron (Paraguay), for the main market, and the metrics used in the market.

Accordingly, food cattle, when applicable, and production cattle are measured based on arroba and the age bracket of animals.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.11. Investment properties

The Company’s business strategy is to seek opportunities for the acquisition, development, exploration and sale of rural properties where agricultural activities can be developed. The Company acquires rural properties believed to have significant potential to generate value by means of maintenance of assets and development of profitable agricultural activities. By acquiring rural properties, the Company seeks to implement higher value-added crops and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on this strategy, once Management believes that its rural properties are profitable, it sells these to realize capital gains which are recorded “gain from sale of farms” in the statement of operations.

Rural property land purchased by the Company is stated at acquisition cost, which does not exceed its net realizable value, and is presented in “non-current assets”. The fair value of each property is disclosed in Note 11.

Buildings, improvements and opening of areas in investment properties are valued at historical cost, less accumulated depreciation, following the same criteria described for property, plant and equipment (Note 3.11).

3.12. Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the items and finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All other repair and maintenance costs are charged to the statement of operations for the year, as incurred.

Depreciation is calculated using the straight-line method to allocate cost to the residual values over useful lives estimated by specialists, except for permanent crops that depend on the volume produced in the period. The annual depreciation rates are described below:

Annual depreciation rates %
	2025	2024
Buildings and improvements	3	3
Equipment and facilities	7	7
Vehicles and agricultural machinery	7	7
Furniture and fixtures	10	10
Opening of areas	5	5
Stubble crops	5	5

The assets’ residual values and useful lives are revised and adjusted, if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount and are recognized in “Other operating (expenses) income” in the statement of operations.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.13. Intangible assets

Intangible assets comprise software licenses amortized over their estimated useful life of five years.

Costs associated with software maintenance are recognized as an expense as incurred.

3.14. Impairment of non-financial assets

Pursuant to IAS 36 - Impairment of assets, requires investment properties, property, plant and equipment and intangible assets to be subject to impairment tests whenever events or changes in circumstances indicate that their book value may not be recovered.

Assets with definite useful life are reviewed for impairment indicators and whenever events or changes in circumstances indicate that the book value may not be recovered. If any indicator is detected, the assets are tested for impairment. An impairment loss is recognized at the amount at which the accounting cost exceeds its recoverable amount.

On June 30, 2025, 2024 and 2023, no indication of impairment of assets was identified.

3.15. Trade accounts payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, being classified as current liabilities if payment is due within a period of up to one year and measured at amortized cost. Otherwise, they are presented as non-current liabilities.

3.16. Loans, financing and debentures

Loans and financing are recognized initially at fair value, net of transaction costs incurred and subsequently carried at amortized cost.

Any difference between the amounts raised (net of transaction costs) and the settlement value is recognized in the statement of operations during the period in which the loans are outstanding, using the effective interest rate method. Loans are derecognized when the contractual obligation is extinguished, canceled, or expired. Interest paid on loans is recognized in the statement of operations under “loans and financing.”

Fees paid for loan facilities are recognized as transaction costs to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the loan to which it relates.

Loans are classified as current liabilities unless the Company has the right, at the balance sheet date, to defer settlement of the liability for at least one year or more after the balance sheet date.

Restrictive contractual clauses (covenants) that the BrasilAgro Group is obligated to comply measured at the balance sheet date are considered when classifying loans as current or non-current. However, those that the BrasilAgro Group is obligated to comply with after the balance sheet date do not affect the classification at the balance sheet date but are subject to disclosure in the financial statements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.17. Provisions

Provisions are recognized when: (i) the Company has a present or constructive obligation as a result of events that have already occurred; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be estimated reliably.

The contingent liabilities arising from labor, social security, tax, environmental, contractual, operating obligations and administrative and judicial claims are recorded at their estimated amount when the loss is considered to be probable (Note 4.a).

The assessment of the probability of loss includes an evaluation of available evidence, the hierarchy of laws, available case law, the most recent court decisions and their relevance to the legal system, as well as the assessment of external legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as the applicable limitation period, tax audit findings, or additional exposures identified based on new matters or court decisions.

3.18. Current and deferred income tax and social contribution

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

Deferred income tax assets and liabilities are presented net in the balance sheet when there is a legal right and intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Therefore, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, rather than net.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.19. Employee benefits

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

3.20. Capital

Common shares are recorded in equity. Incremental costs directly attributable to issue new shares or options are shown in equity as a deduction of the issued amount, net of taxes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.21. Revenue from contracts with customers

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of taxes, returns, rebates and discounts, when applicable, as well as eliminations of sales among the Company subsidiaries.

The Company applies the model of IFRS 15 to measure and account for revenue from contracts with customers, which establishes the recognition of revenue in an amount that reflects the Company’s expected consideration in exchange for the transfer of goods or services to a customer. The model is based on five steps: i) identification of the contracts with customers; ii) identification of the performance obligations envisaged in the agreements; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations envisaged in the agreements; and v) recognition of revenue when the performance obligation is fulfilled.

a) Sale of goods

Revenue from grain and sugarcane sales is recognized when the Company meets its performance obligations under its agreements with customers, usually when the products are delivered to the buyer at the given location, according to the agreed sales terms.

In the case of grains, the Company usually enters into sale contracts for future delivery determining that the price may be established by the Company, for the total or partial volume sold, up to the delivery, in accordance with formulae established in contract. In certain cases, this formula established in contract determines a price in U.S. dollars. The amount in Reais is also determined in contract, based on the exchange rate effective a few days before the date of financial settlement. The price can may be adjusted by other factors, such as humidity and other technical characteristics of grains.

For the sale of sugarcane, the Company normally enters into sale agreements for future deliveries, in which factors such as volume and minimum ATR are pre-fixed. The pricing of sugarcane considers the quantity of ATR per ton of sugarcane delivered, and the ATR pricing, disclosed monthly by Consecana.

Upon the delivery of grains, revenue is recognized based on the price established with each buyer considering the exchange rate effective on the delivery date. After the grains are delivered, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts, adjusted by the exchange rate at the settlement date.

b) Sale of farms

Sales of farms are not recognized in the statement of operations until (i) the sale is completed, (ii) the Company determines that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Company has transferred to the buyer the control that corresponds to the transfer of ownership.

The result from sales of farms is presented in the statement of operations as “Gain on sale of farm” being the difference between the consideration value for the sale and the book value of the farm sold.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

c) Revenue from cattle raising

Revenue from the sale of cattle is recognized when the material risks and the benefits of cattle ownership are transferred to the buyer, usually when cattle is delivered to the buyer at the specified place, in accordance with the terms of the sale agreed upon.

In Brazil the activities comprise the production and sale of beef calves after weaning (known as rearing). Infertile animals may be sold to meat packers for slaughter. In Paraguay, the activities comprise fattening and selling cattle for slaughter. The pricing for sale of rearing cattle is based on the price of the arroba of fattened cattle in the respective market (the arroba price is verified on the transaction date), adjusted for the animal weight and premium related to the category. The sale of animals for slaughter in the Brazil and Paraguay operations, take into account the price of the arroba of fattened cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

3.22. Financial income and expenses

These comprise interest, indexation and foreign exchange variations arising from loan and financing contracts, short-term investments, accounts receivable from farms, trade accounts receivable, indexation and foreign exchange variation recoverable and payable, gains and losses on measurement at fair value of derivative financial instruments and accounts receivable from sale of farms, as well as discounts obtained from suppliers for the prepayment of trade notes.

3.23. Leases

The Company has land lease and agricultural partnership agreements as well as service agreements. The Company evaluates, on the effective date, of all its agreements to establish if an agreement is or contains a lease arrangement. A lease agreement provides the right to control the use of an asset identified for a period in exchange for consideration. The Company assesses exercising extension and termination options for factors such as financial benefits, market conditions, and operational strategies to determine whether there is a reasonable expectation that the lease will be extended or maintained until the end of the agreed term. Additional periods, resulting from extension options or the non-use of termination clauses, only occurs when there is sufficient evidence to reflect the entity’s intention.

The Company as a lessee

The Company applies a single approach for recognizing and measuring all leases, except short-term leases and low-value asset leases. The Company recognizes lease liabilities to effect payments of the leases and right-of-use assets that represent the right to use underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets on the effective date of the lease (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, deducting any accumulated depreciation and impairment losses, and adjusted by any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, the initial direct costs incurred, and the payments of leases made until the effective date, less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the lease period.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Lease liabilities

On the effective date of the lease, the Company recognizes lease liabilities measured at the present value of the payments to be made during the lease period. Lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate and expected amounts to be paid under guarantees of residual value. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of fines due to termination of the lease agreement, if the lease period reflects the Company exercising the option to terminate the lease agreement.

Variable lease payments that do not depend on an index or rate are recognized as expenses (except if they were incurred to produce inventories) in the period in which the event or condition that generates these payments occurred.

When calculating the present value of lease payments, the Company uses its incremental loan rate on the effective date as the interest rate implicit in the lease cannot be easily determined. The incremental loan rate is the rate the lessee would have to pay on a loan to obtain the funds to acquire an asset of similar value, in a similar economic environment, with equivalent terms and conditions. After the effective date, the lease liability is increased to reflect the accrued interest and reduced for the lease installments paid.

The book value of lease liabilities is remeasured if there are any modifications, changes in lease period, changes in lease payments (e.g., changes in future payments resulting from a change in the index, rate or price used to determine such lease payments) or changes in the value of a purchase option of the underlying asset.

Short-term leases and low-value asset leases

The Company applies the short-term lease exemption for the short-term lease of machinery and equipment (i.e., lease periods equal to or less than 12 months as from the effective date and do not have purchase options). It also applies the low-value asset lease exemption to leases of office equipment of low value. Payments of short-term leases and low-value asset leases are recognized as an expense on a straight-line basis during the lease period.

The Company as a lessor

Leases in which the Company does not transfer substantially all risks and benefits of asset ownership are classified as operating leases. Revenue from rentals are registered on a straight-line basis, over the lease period, and is included in the statement of operations and treated as an operating activity. Initial direct costs incurred in negotiations of operating leases are added to the book value of the rented asset and recognized over the lease period similar to revenue from rentals. Contingent rentals are recognized as revenue during the period in which they are calculated.

3.24. Distribution of dividends

Distributions of dividends and interest on equity to the Company’s stockholders are recognized as a liability in the Company’s financial statements at year end based on the Company’s articles of incorporation.

Any amount that exceeds the minimum required dividend is identified in the statement of changes in equity and only transferred to current assets on the date it is approved by the stockholders at the general meeting, according to the proposal presented by the Board of Directors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.25. Adjustment to present value – assets and liabilities

The elements comprising assets and liabilities, arising from long- or short-term operations of material effect, are adjusted to present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which aim to reflect the best estimates, as regards to the time value of money.

The discount rate used varies matching the characteristics of the assets and liabilities including the risk, term and the average real rate of interest of loans and financing.

3.26. Basic and diluted earnings (loss) per share

The basic earnings (loss) per share are calculated by dividing net income by the average weighted number of outstanding common shares during the year.

The diluted earnings per share further reflect the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and warrants had been issued during the related years.

3.27. Statement of cash flows

Interest paid is classified as cash flows from financing activities since it represents costs for obtaining financial resources and are not considered cash flows from operating activities of the Company.

3.28. Non-financial obligations

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

3.29. Business combinations

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

Year ended on June 30, 2025

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

3.31. New standards, amendments and interpretations

The following alterations in standards were issued by the IASB but have not become effective for fiscal year 2025. Early adoption of standards, although encouraged by IASB, is not allowed in Brazil.

●	Amendment to IAS 21 - “Effect of Changes in Exchange Rates: Lack of Interchangeability”: IAS 21 includes guidance on the exchange rate to use when the lack of interchangeability between two currencies is temporary, but is silent when the lack of interchangeability occurs for a long period. The amendment also requires disclosure of information that allows understanding how the currency that cannot be exchanged for another currency affects the financial performance and cash flows of the entity. The Standard came into effect on January 1, 2025, and is effective for the Company from the year beginning July 1, 2025. The Company does not expect these amendments to have a material impact on its operations or financial statements.

●	IFRS 19 - Subsidiaries Without Public Responsibility: The IASB issued a new Accounting Standard, IFRS 19, which aims to simplify and reduce the costs of preparing subsidiaries’ financial statements by standardizing their disclosures with the Accounting Standards reported, meeting the needs of the parent company and information users. The Standard will come into effect on January 1, 2027. The Company does not expect these changes to have an impact on its financial statements.

●	IFRS 18 - Presentation and Disclosure of Financial Statements: This new accounting standard will replace IAS 1 - Presentation of Financial Statements, introducing new requirements that will help achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Although IFRS 18 does not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be widespread, particularly those related to the demonstration of financial performance and the provision of performance measures defined by management within the financial statements. Management is currently evaluating the detailed implications of applying the new standard to the Company’s financial statements. Based on a preliminary assessment, the following potential impacts have been identified:

o	Although the adoption of IFRS 18 will not have an impact on the BrasilAgro Group’s net profit, the grouping of income and expense items in the statement of operations into the new categories is expected to have an impact on how the operating result is calculated and disclosed.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

o	The line items presented in the primary financial statements may change as a result of the application of the improved principles on aggregation and disaggregation. Furthermore, because goodwill must be presented separately in the balance sheet, the BrasilAgro Group will disaggregate goodwill and other intangible assets and present them separately in the balance sheet.

o	The BrasilAgro Group does not expect a significant change in the information currently disclosed in the notes to the financial statements, as the requirement to disclose material information remains unchanged; however, the way in which information is grouped may change as a result of the aggregation/disaggregation principles. In addition, significant new disclosures will be required for: (i) performance measures defined by management; (ii) disclosure of the nature of certain expense items presented by function in the operating category of the statement of operations; and (iii) for the first year of application of IFRS 18, a reconciliation for each item in the statement of operations between the amounts restated under IFRS 18 and the amounts previously presented under IAS 1.

o	For the statement of cash flows, there will be changes in how interest received and paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows.

The new standard is effective from January 1, 2027, with retrospective application, that is, comparative information for the year ending June 30, 2027 will be restated in accordance with IFRS 18.

●	Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments: On May 30, 2024, the IASB issued amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures to address recent practical issues, improve understanding, and include new requirements applicable to companies in general and not just financial institutions. These amendments are effective January 1, 2026.

There are no other IFRS standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the financial statements.

4.	Material accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

The Company uses assumptions to forecast results of future operations. The accounting estimates will, by definition, seldom equal the actual amounts though not expected to be materially different. The estimates and assumptions subject to a higher level of variability are addressed below:

a)	Contingencies

The Company is a party to various judicial and administrative lawsuits (Note 28). Provisions are set up for all the contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events and probable outflow of resources that incorporate economic benefits to settle the obligation, with reliable estimate of value). Management’s assessment of the probability of loss is made under the advice of internal and external legal counsel. Management believes that these contingencies are properly recorded and presented in the financial statements.

b)	Biological assets

The fair value of biological assets recorded in the balance sheet (Note 10) was determined using valuation techniques, including the discounted cash flow method and/or price in the active market, when applicable. The inputs for these methods are based factors observed in the market, whenever possible, and when not feasible, judgment is required to estimate the fair value involving subjectivity of assumptions to determine the value of the asset. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Changes in assumptions could affect the recorded fair value of biological assets.

An increase or reduction of 1% in the expected productivity of sugar cane and grains/cotton would result in an increase or reduction in the value of the biological asset of R$3,013; an increase or reduction of 1% in the price of sugarcane and grains/cotton would result an increase or reduction in the value of the biological asset of R$3,864.

For cattle, the Company values its breeding stock at fair value based on market price for the region.

c)	Accounts receivable - Receivables from sale of farms

The Company sells farms for consideration referenced the price of soybean bags. These sales are initially booked at present value and later measured by their fair value, with a corresponding entry in financial result. The price of a soybean bag considers the following factors: price of soybean on the Chicago Board of Trade (CBOT), basis, port costs, logistics, exchange rate and CDI rate. The Company now adopts the basis rates available for up to one year for short- and long-term installments, as there is no long-term reference amount available. Management assumed: short-term installments will continue to be adjusted by the available rates, while long-term installments will be adjusted by the average rate of the last four years. Management believes the new estimates better reflect the liquidity of long-term installments.

d)	Variable consideration

For sales that require official measurement throughout or at the end of the contract, the Company uses the concept of variable consideration, as set forth in CPC 47/IFRS 15 - Revenue from Contracts with Customers; it does not recognize 2.3% of the sale until after the time of measurement. The unrecognized portion of the revenue (2.3%) is recorded at the end of the process.

e)	Investment properties

The fair value of investment properties disclosed in the notes to financial statements was obtained by performing appraisals of farms, performed by Company’ specialists. The valuation uses standards practiced in the market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value; these may change in the future.

Methodology used

On June 30, 2025, investment properties were valued by applying the comparative analysis methodology adjusted by:

(i)	The valuation relied, among others, on the following information: (i) historical information, (ii) location of farms, (iii) total area and its related percentages of opening and use;

(ii)	The market value presented for the farm corresponds to the portion of bare land, for payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was considered in the assessment of prices; and

(iii)	The value of agricultural land, in the surveyed region, is referenced to the price of soybean bag for the Brazilian operations, and in U.S. dollars per hectare for the Paraguay and Bolivia operations. The farms for sale (market research) were obtained by reference to the prices of soybean bags per hectare or in USD per hectare. Accordingly, the Reais valuation of the property varies directly due to the variation in the soybean price and the U.S. dollar.

f)	Deferred income tax

The Company recognizes deferred assets and liabilities (Note 18) based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The Company regularly revises the deferred tax assets for possible recovery, forecasting taxable income based on a study of technical feasibility.

g)	Leases

The Company analyzes its contracts in accordance with the requirements of CPC 06 (R2)/IFRS 16 and recognizes the right-of-use asset and the lease liability for lease transactions for contracts within the scope of the standard. The Company evaluates economic and strategic factors to decide whether to exercise extension options or avoid termination of lease agreements. Additional periods are only included when there is sufficient evidence that these decisions reflect Management’s intention. Only the minimum fixed amount is recorded as a lease component for purposes of measuring the lease liability. The measurement of the lease liability corresponds to the total future lease and rental payments, adjusted to present value, considering the interest loan rate, which is within a range of 7.04% to 16.76% (6.56% to 16.76% as of June 30, 2024).

If payments are indexed to bags of soybeans, minimum future payments are estimated in terms of bags of soybeans, converted to Reais using the soybean price in each region on the base date of initial adoption of CPC 06 (R2)/IFRS 16, and adjusted to the current price on the balance sheet date. For payments indexed to Consecana, payments are fixed in tons of sugarcane and converted to Reais using the then-current Consecana. Payments made in products (bags of soybeans) are recognized as operating activities in the statement of cash flows.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

h)	Fair value measurement of derivative instruments

The Company is exposed to market risks, such as foreign exchange, interest rate, and commodity price fluctuations; it uses derivatives for hedging purposes. The fair value of financial instruments not traded in active markets is determined using valuation techniques. Management uses its judgment to select various methods and establish assumptions that are primarily based on market conditions at the balance sheet date.

i)	Share-based payment

The ILPA Plan, approved on October 2, 2017, is a long-term, share-based compensation program, conditioning participants remain with the Company and meet key performance indicators (KPIs). The Board of Directors has the autonomy to implement the plan, respecting the 2% limit of the Company’s shares. The appreciation of AGRO3 shares is the main KPI. If the minimum required is not met, no shares are granted. If this is achieved, the number of shares is adjusted based on other KPIs, such as operating profitability, farm sales, and capitalization, in addition to the dividends distributed.

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

Year ended on June 30, 2025

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

However, the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of different factors, such as differences between the contract dates, the maturity and settlement dates, or differences in “spreads” on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps.

Management believes that the derivative financial instruments strategy presents a high degree of protection with respect to the changes in the assets and liabilities being hedged.

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

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

5.6. Restrictions related to the use of derivative financial instruments

The Company is also subject to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded on stock exchanges or from prime financial institutions or trading companies. Management has not identified at the balance sheet date indicators of collection risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

The main controls for the use of derivative financial instruments are as follows:

●	Policies defined by the Board of Directors;

●	Prohibition to use derivative financial instruments not approved by the Executive Officers;

●	Maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments;

●	Weekly risk report and biweekly meetings of the Board of Executive Officers with the risk committee to evaluate the Company’s consolidated position;

●	Monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

●	The fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

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

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

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

		Consolidated			Scenario I -		Scenario I - Probable		Scenario II - Remote		Scenario III - Probable		Scenario IV - Remote
		June 30, 2025			Probable		Decrease		Decrease		Increase		Increase
(*) annual average rates Operation	Risk	Balance (R$)	Notional/ Position	Rate	Balance (R$)	Rate	Balance (R$)	-25% Rate	Balance (R$)	-50% Rate	Balance (R$)	25% Rate	Balance (R$)	50% Rate
Short-term investments	CDI	125,614	-	14.90%	(276)	14.68%	(4,598)	11.01%	(9,220)	7.34%	4,598	18.35%	9,220	22.02%
Short-term investments	SELIC	-	-	15.00%	-	14.68%	-	11.01%	-	7.34%	-	18.35%	-	22.02%
Marketable securities	SELIC	16,908	-	15.00%	(54)	14.68%	(619)	11.01%	(1,241)	7.34%	619	18.35%	1,241	22.02%
Cash and securities - USD	USD	3,430	629	5.46	(293)	5.92	(931)	4.44	(1,862)	2.96	931	7.40	1,862	8.88
Total cash, cash equivalent		145,952	629		(623)		(6,148)		(12,323)		6,148		12,323
Financing in Paraguay	USD	(49,113)	(9,000)	5.46	(22,720)	5.92	72,682	4.44	145,370	2.96	(72,682)	7.40	(145,370)	8.88
Financing in Bolivia	USD	-	-	5.46	-	5.92	-	4.44	-	2.96	-	7.40	-	8.88
Financing in Brazil	USD	(73,771)	-	5.46	(34,126)	5.92	109,174	4.44	218,355	2.96	(109,174)	7.40	(218,355)	8.88
Financing in Brazil	CDI	(2,863)	-	14.90%	6	14.68%	105	11.01%	210	7.34%	(105)	18.35%	(210)	22.02%
Financing/Debentures	IPCA	(312,415)	-	14.47%	26,712	5.92%	4,625	4.44%	9,248	2.96%	(4,625)	7.40%	(9,248)	8.88%
Total Financing (b)		(438,162)	(9,000)		(30,128)		186,586		373,183		(186,586)		(373,183)
Araucária VI	Soybean bags	2,952	27,740	126.00	-	126.00	(738)	94.50	(1,476)	63.00	738	157.50	1,476	189.00
Araucária VII	Soybean bags	134,893	1,282,500	122.77	-	122.77	(33,723)	92.08	(67,447)	61.38	33,723	153.46	67,447	184.15
Jatobá II	Soybean bags	9,423	87,655	111.15	-	111.15	(2,356)	83.37	(4,712)	55.58	2,356	138.94	4,712	166.73
Jatobá III	Soybean bags	3,685	33,374	113.14	-	113.14	(921)	84.85	(1,843)	56.57	921	141.42	1,843	169.71
Jatobá V	Soybean bags	8,981	79,459	121.43	-	121.43	(2,245)	91.07	(4,491)	60.71	2,245	151.78	4,491	182.14
Jatobá VI	Soybean bags	13,002	116,083	128.68	-	128.68	(3,251)	96.51	(6,501)	64.34	3,251	160.85	6,501	193.02
Jatobá VII	Soybean bags	57,297	549,084	137.79	-	137.79	(14,324)	103.34	(28,649)	68.89	14,324	172.23	28,649	206.68
Alto Taquari IV	Soybean bags	149,582	1,456,974	132.33	-	132.33	(37,396)	99.25	(74,791)	66.16	37,396	165.41	74,791	198.49
Chaparral I	Soybean bags	219,792	2,127,241	147.78	-	147.78	(54,948)	110.84	(109,896)	73.89	54,948	184.73	109,896	221.67
Preferência I	Cattle (@)	101,620	452,342	333.60	-	333.60	(25,405)	250.20	(50,810)	166.80	25,405	417.00	50,810	500.40
Rio do Meio I	Soybean bags	49,571	442,884	127.90	-	127.90	(12,393)	95.92	(24,786)	63.95	12,393	159.87	24,786	191.84
Rio do Meio II	Soybean bags	5,276	65,757	128.47	-	128.47	(1,319)	96.35	(2,638)	64.23	1,319	160.58	2,638	192.70
Total receivables from farms		756,074	6,721,093		-		(189,019)		(378,040)		189,019		378,040
Derivative operations	Grains (bags)	5,824	(2,638,573)	(a)	2,200	(a)	51,043	(a)	102,458	(a)	(60,368)	(a)	(121,042)	(a)
Derivative operations	USD	16,059	(78,415)	(a)	15,989	(a)	98,436	(a)	196,806	(a)	(98,300)	(a)	(196,672)	(a)
Derivative operations	Cattle (@)	23	(1,650)	(a)	-	(a)	108	(a)	239	(a)	(154)	(a)	(284)	(a)
Derivative operations	Cotton (lbs.)	3,191	(27,602,400)	(a)	3,192	(a)	9,206	(a)	19,395	(a)	(18,083)	(a)	(38,750)	(a)
Derivative operations	Ethanol (m^3)	(7,177)	(58,800)	(a)	(7,178)	(a)	40,686	(a)	81,371	(a)	(40,686)	(a)	(81,371)	(a)
Derivative operations	Swap (BRL)	(10,906)	-	(a)	(10,906)	(a)	25,841	(a)	54,497	(a)	(23,469)	(a)	(44,918)	(a)
Derivative operations	Sugarcane (Kg)	14	(30,336,000)	(a)	14	(a)	8,998	(a)	17,995	(a)	(8,998)	(a)	(17,995)	(a)
Margin - Stonex	CDI	430	-	14.90%	(1)	14.68%	(16)	11.01%	(32)	7.34%	16	18.35%	32	22.02%
Total Derivatives (a)		7,458	(60,715,838)		3,310		234,302		472,729		(250,042)		(501,000)
Cresca, net	USD	-	-	5.46	-	5.92	-	4.44	-	2.96	-	7.40	-	8.88
Cresud, net	USD	(1,703)	(312)	5.46	(144)	5.92	462	4.44	923	2.96	(462)	7.40	(923)	8.88
Helmir, net	USD	(5,256)	(963)	5.46	(444)	5.92	1,425	4.44	2,850	2.96	(1,425)	7.40	(2,850)	8.88
Total related parties		(6,959)	(1,275)		(588)		1,887		3,773		(1,887)		(3,773)

(*)	SOURCE Risks: Bloomberg
(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.
(b)	The sensitivity analyses do not consider financing transactions and receivables from farms with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

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

	Note	Book value	Contractual value	Less than one year	From one to two years	From three to five years	Above five years
At June 30, 2025
Derivative financial instruments	7	33,124	33,124	15,492	17,632	—	—
Lease payables	15	352,539	635,192	88,397	144,367	248,148	154,280
Trade payable	16	103,658	103,658	103,658	—	—	—
Loans, financing and debentures	17	885,519	1,058,791	402,928	262,410	329,643	63,810
Other liabilities	19	24,445	24,445	7,082	17,363	—	—
Transactions with related parties	30	8,401	8,401	—	8,401	—	—

At June 30, 2024
Derivative financial instruments	7	87,068	87,068	69,190	17,878	—	—
Lease payables	15	286,605	444,021	75,481	126,840	174,720	66,980
Trade payable	16	67,192	67,192	67,192	—	—	—
Loans, financing and debentures	17	681,938	904,321	205,253	61,007	537,641	100,420
Other liabilities	19	32,913	32,913	8,357	24,556	—	—
Transactions with related parties	30	9,275	9,275	—	9,275	—	—

5.9.	Capital management

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The following table demonstrates the financial debts.

	2025	2024
Total derivatives (Note 7)	(7,458)	48,593
Loans, financing and debentures (Note 17)	885,519	681,938
Total acquisitions payable (Note 19)	24,445	32,913
	902,506	763,444
Less: cash and cash equivalents (Note 6.1)	(142,908)	(170,953)
Less: marketable securities (Notes 6.2)	(16,908)	(38,661)
	(159,816)	(209,614)
Net debt (net cash)	742,690	553,830
Total equity	2,177,728	2,179,679
Leverage ratio	34.10%	25.41%

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	June 30, 2025
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Cash and cash equivalents	6.1	125,614	125,614	125,614	—	—
Trade receivables, net	8.1	149,639	149,639	—	149,639	—
Non-current
Related-party transactions	30	2,822	2,822	—	2,822	—
Financial assets measured at fair value through profit or loss
Current
Marketable securities	6.2	16,908	16,908	16,908	—	—
Receivables from sale of farm, net	8.1	235,419	235,419	—	235,419	—
Derivative operations (b)	7	13,813	13,813	13,813		—
Derivative operations (b)	7	15,796	15,796	—	15,796	—
Non-current
Receivables from sale of farm, net	8.1	521,210	521,210	—	521,210	—
Derivative operations (b)	7	10,973	10,973	—	10,973	—
Non-financial assets measured at fair value
Current
Biological assets	10	26,859	26,859	—	26,859	—
Biological assets	10	238,581	238,581	—	—	238,581
Non-current
Biological assets	10	32,345	32,345	—	32,345	—
Non-financial assets measured at cost
Non-current
Investment properties	11	1,323,834	3,615,837	—	—	3,615,837
Total		2,713,813	5,005,816	156,335	995,063	3,854,418
Financial liabilities measured at amortized cost
Current
Trade payables	16	103,659	103,659	—	103,659	—
Loans, financing and debentures (a)	17	355,841	355,841	—	355,841	—
Accounts payable due to acquisition of farm	19	1,305	1,305	—	1,305	—
Non-current
Related-party transactions	30	8,401	8,401	—	8,401	—
Loans, financing and debentures (a)	17	529,678	529,678	—	529,678	—
Financial liabilities measured at fair value through profit or loss
Current
Leases payable and associated liabilities	15	82,330	82,330	—	82,330	—
Derivative operations (b)	7	13,520	13,520	13,520	—	—
Derivative operations (b)	7	1,972	1,972	—	1,972	—
Accounts payable due to acquisition of farm	19	5,777	5,777	—	5,777	—
Non-current
Leases payable and associated liabilities	15	343,454	343,454	—	343,454	—
Derivative operations (b)	7	202	202	202	—	—
Derivative operations (b)	7	17,430	17,430	—	17,430	—
Accounts payable due to acquisition of farm	19	17,363	17,363	—	17,363	—
Total		1,480,932	1,480,932	13,722	1,467,210	—

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

	June 30, 2024
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Financial assets measured at amortized cost
Current
Cash and cash equivalents		153,132	153,132	153,132	—	—
Trade accounts receivables, net	8.1	107,256	107,256	—	107,256	—
Non-current
Transactions with related parties	30	2,968	2,968	—	2,968	—

Financial assets measured at fair value through profit and loss
Current
Marketable securities	6.2	22,941	22,941	22,941	—	—
Receivables from sale of farm, net	8.1	249,327	249,327	—	—	249,327
Derivative financial instruments (b)	7	31,718	31,718	29,873	1,845	—
Noncurrent
Marketable securities	6.2	15,720	15,720	15,720	—	—
Receivables from sale of farm, net	8.1	520,758	520,758	—	—	520,758
Derivative financial instruments (b)	7	6,757	6,757	738	6,019	—

Non-financial assets measured at fair value
Current
Biological assets	10	210,335	210,335	—	14,664	195,671
Noncurrent
Biological assets	10	26,930	26,930	—	26,930	—

Non-financial assets measured at cost
Noncurrent
Investment properties	11	1,267,828	2,841,656	—	—	2,841,656
Total		2,615,670	4,189,498	222,404	159,682	3,807,412

Financial liabilities measured at amortized cost
Current
Trade payables	16	67,192	67,192	—	67,192	—
Loans, financing and debentures (a)	17	177,311	177,311	—	177,311	—
Noncurrent
Transactions with related parties	30	9,275	9,275	—	9,275	—
Loans, financing and debentures (a)	17	504,627	504,627	—	504,627	—

Financial liabilities measured at fair value through profit and loss
Current
Lease payable		77,456	77,456	—	77,456	—
Derivative financial instruments (b)	7	69,190	69,190	36,901	32,289	—
Accounts payable for acquisition	19	8,357	8,357	8,357	—	—
Noncurrent
Lease payable	7	284,604	284,604	—	284,604	—
Derivative financial instruments (b)	15	17,878	17,878	1,493	16,385	—
Accounts payable for acquisition		24,556	24,556	24,556	—	—
Total		1,240,446	1,240,446	71,307	1,169,139	—

(a)	The book value of loans and financing presented in the financial statements approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b)	The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2025, are as follows. The significant non-observable inputs used in the measurement of the fair value of biological assets and investment properties are disclosed in Notes 10 and 11, respectively:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Receivables from sale of farm	Discounted cash flow	Premium (or Basis)	0.53 - 0.97 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$12,960, representing an increase or decrease of 1.71% in the receivables from the farm.

6.	Cash and cash equivalents and marketable securities

6.1. Cash and cash equivalents

	Return	2025	2024
Cash and banks (a)	-	17,294	17,821
Selic Treasury Notes	CDI - 102%	—	5,058
Bank deposit certificates	CDI - 95% to 103%	91,868	80,398
Demand deposits	CDI - 70% and 95%	33,746	67,676
		142,908	170,953

(a)	The balance includes foreign currency of R$3,430 (R$4,695 on June 30, 2024) in the Parent Company and R$14,023 (R$16,954 on June 30, 2024) in the Consolidated.

6.2. Marketable securities

	Indexer	2025	2024
Selic Treasury Notes	Selic - 100% to 178%	16,908	22,805
Other titles	Pre-fixed	—	136
Total current		16,908	22,941

Bank deposit certificates (a)	CDI - 97% to 102%	—	15,720
Total noncurrent		—	15,720

(a)	The investments are held for the payment of financing lines contracted from BNB and cannot be redeemed until the settlement date of contracts whose term is longer than 12 months.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

7.	Derivative financial instruments

	2025
	Consolidated
	Book Value			Volume / Position
Derivative instruments	Long	Short	Net	Long	Short	Net	Unit
Options	652	(720)	(68)	3,800	(7,600)	(3,800)	US$
NDF	17,692	(1,565)	16,127	—	(74,615)	(74,615)	US$
Soybean - Futures	1,224	(1,906)	(682)	1,463,970	(2,829,650)	(1,365,680)	bags
Soybean - Structured products	—	(810)	(810)	—	(560,161)	(560,161)	bags
Basis - Futures	—	(876)	(876)	—	(233,589)	(233,589)	bags
Corn - Put Options	3,623	—	3,623	216,354	—	216,354	bags
Corn - Futures	3,978	—	3,978	—	(607,050)	(607,050)	bags
Corn - Structured products	591	—	591	—	(88,446)	(88,446)	bags
Cotton - Structured products	1,050	—	1,050	—	(10,330,050)	(10,330,050)	lbs.
Cotton - Call Options	—	(11)	(11)	—	(6,350,000)	(6,350,000)	lbs.
Cotton - Futures	2,293	(141)	2,152	—	(10,922,350)	(10,922,350)	lbs.
Fattened cattle - Futures	23	—	23	—	(1,650)	(1,650)	@
Ethanol - Futures	4	(7,181)	(7,177)	—	(58,800)	(58,800)	M^3
TRS - Future	526	(512)	14	—	(30,336,000)	(30,336,000)	kg
Swap	8,496	(19,402)	(10,906)	531,741,790	(531,741,790)	—	R$
Margin deposited	430	—	430	—	—	—	—
Total Risks - Derivatives	40,582	(33,124)	7,458

Total - Current	29,609	(15,492)
Total - non-current	10,973	(17,632)

Results on June 30, 2025 (Note 26)
Realized	69,737	(112,456)
Unrealized	110,798	(47,080)

	2024
	Book Value			Volume / Position
Derivative instruments	Assets	Liabilities	Net	Assets	Liabilities	Net	Unit
Options	1,192	(17,654)	(16,462)	23,800	(44,100)	(20,300)	US$
NDF	1,100	(21,478)	(20,378)	17,000	(66,160)	(49,160)	US$
Dóllar - Acumulator	1,433	(27,737)	(26,304)	2,000	(40,000)	(38,000)	U$$

Swap	6,020	(9,543)	(3,523)	300,000,000	(300,000,000)	—	R$

Soybean – Options Put	10,561	—	10,561	891,268	—	891,268	scs.
Soybean - Options Call	—	(2,794)	(2,794)	—	(1,782,536)	(1,782,536)	scs.
Soybean - Future	526	—	526	167,821	(2,118,178)	(1,950,357)	scs.
Soybean - Accumulator	2,295	—	2,295	—	(458,107)	(458,107)	scs.

Corn - Options Call	—	(93)	(93)	—	(145,937)	(145,937)	scs.
Corn - Options Put	866	—	866	145,937	—	145,937	scs.
Corn - Future	996	(221)	775	583,650	(733,050)	(149,400)	scs.
Corn - Acumulator	651	—	651	—	(181,429)	(181,429)	scs.

Cotton - Accumulator	3,244	—	3,244	—	(8,813,700)	(8,813,700)	lbs.
Cotton – Options Call	—	(980)	(980)	—	(7,450,000)	(7,450,000)	lbs.
Cotton – Options Put	590	(254)	336	1,100,000	(1,100,000)	—	lbs.
Cotton - Future	903	(1,204)	(301)	1,000,000	(8,350,000)	(7,350,000)	lbs.

Beef cattle - Future	—	—	—	—	(6,600)	(6,600)	@

Ethanol - Options Call	—	(3,008)	(3,008)	—	(9,000)	(9,000)	m^3
Ethanol - Future	—	(1,911)	(1,911)	—	(16,920)	(16,920)	m^3

ATR - Future	—	(191)	(191)	—	(1,500,000)	(1,500,000)	kg

Deposited margin	8,098	—	8,098	—	—	—	—
Total Derivative Risks	38,475	(87,068)	(48,593)
Total Current	31,718	(69,190)
Total Noncurrent	6,757	(17,878)

Result in June 30, 2024 (Note 26)
Realized	99,909	(41,950)
Nonrealized	48,288	(130,888)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Derivatives by maturity:

Maturity	6/30/2025	6/30/2024
2024	—	9,002
2025	8,836	35,541
2026	7,485	528
2027	(1,559)	—
2028	8,450	(6,020)
2030	(15,754)	9,542
	7,458	48,593

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

8.	Accounts receivable and others

	Note	2025	2024
Trade accounts receivable	8.1	385,058	356,583
Recoverable taxes	8.2	15,648	19,385
Advances to suppliers		19,813	35,972
Other receivables		8,946	3,057
Total current		429,465	414,997

Trade accounts receivable	8.1	521,210	520,758
Recoverable taxes	8.2	76,089	60,310
Judicial deposits	28	6,544	7,399
Total noncurrent		603,843	588,467

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

8.1 Trade accounts receivable

	2025	2024
Sale of sugarcane	45,800	43,953
Sale of grains and cottons	73,869	41,587
Sale of cotton	3,946	2,534
Sale of beef cattle	2,226	1,196
Leases of land	15,357	15,075
Sale of machinery	12,218	6,942
Sale of farms	235,419	249,327
	388,835	360,614

Allowance for expected credit losses	(3,777)	(4,031)

Total current	385,058	356,583

Sale of farms	521,210	520,758

Total noncurrent	521,210	520,758

a)	Changes in accounts receivable from grain, cottons and soybean customers

	Grains	Cottons	Cattle	Sugarcane
Balance on June 30, 2023	74,220	—	1,761	35,732
Sales in year	420,072	79,800	31,362	239,313
Received	(452,705)	(77,266)	(31,927)	(231,092)
Balance on June 30, 2024	41,587	2,534	1,196	43,953
Sales in year	442,530	90,583	26,457	325,265
Received	(409,994)	(89,171)	(25,427)	(323,418)
Reversal of expected losses	(254)	—	—	—
Balance on June 30, 2025	73,869	3,946	2,226	45,800

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

b)	Changes in the allowance for expected credit losses:

At June 30, 2023	3,613
Set-up of provision	65
Exchange variation	418
Write-off or reversal	(65)
At June 30, 2024	4,031
Set-up of provision	16
Exchange variation	(270)
At June 30, 2025	3,777

c)	Breakdown of receivable by maturity

	2025	2024
Falling due:
Up to 30 days	112,576	90,294
31 to 90 days	82,070	22,629
91 to 180 days	42,594	94,639
181 to 360 days	143,437	148,093
Over 360 days	521,210	520,758
Past due:
Up to 30 days	3,995	242
31 to 90 days	26	558
91 to 180 days	—	128
181 to 360 days	360	—
Over 360 days	3,777	4,031
	910,045	881,372

d)	Sales of sugarcane

The Company has three sugarcane supply agreements, whose credit risks are assessed in accordance with the internal policy as presented in Note 5.8b.

No material expected credit losses on receivables from sugarcane sale was recorded at June 30, 2025 and 2024.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

e)	Receivables from sale of farms

Details in relation to receivables from the sale of farms are as follows:

	As of 2024	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2025	Current	Non-current
Araucária VI	5,538	—	(2,676)	90	—	2,952	1,307	1,645
Araucária VII	177,549	—	(43,249)	593	—	134,893	46,569	88,324
Jatobá II	61,288	—	(52,105)	240	—	9,423	9,423	—
Jatobá III	23,809	—	(19,839)	(285)	—	3,685	2,402	1,283
Jatobá IV	3,792	—	(3,529)	(263)	—	—	149	(149)
Jatobá V	20,684	—	(11,844)	141	—	8,981	8,419	562
Jatobá VI	22,577	—	(9,892)	317	—	13,002	7,103	5,899
Jatobá VII	79,736	—	(25,202)	2,763	—	57,297	7,618	49,679
Alto Taquari III	2,312	—	(2,055)	(257)	—	—	—	—
Alto Taquari IV	57,764	123,274	(32,706)	1,250	—	149,582	37,517	112,065
Chaparral I	254,985	—	(46,717)	11,524	—	219,792	34,823	184,969
Preferência	—	104,238	(2,000)	(618)	—	101,620	39,496	62,124
Fon Fon I	564	—	—	—	(9)	555	555	—
San Cayetano	168	—	(170)	—	2	—	—	—
Rio do Meio I	56,626	—	(6,308)	(747)	—	49,571	40,038	9,533
Rio do Meio II	—	13,787	(8,747)	236	—	5,276	—	5,276
Marangatú	2,693	—	(2,763)	73	(3)	—	—	—
	770,085	241,299	(269,802)	15,057	(10)	756,629	235,419	521,210

	As of 2023	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2024	Current	Non-current
Araucária V	10,419	—	(9,937)	(482)	—	—	—	—
Araucária VI	4,928	—	—	610	—	5,538	2,705	2,833
Araucária VII	310,723	—	(147,806)	14,632	—	177,549	48,447	129,102
Jatobá II	53,409	—	—	7,879	—	61,288	30,949	30,339
Jatobá III	20,348	1,063	(1,502)	3,900	—	23,809	12,026	11,783
Jatobá IV	7,187	413	(4,805)	997	—	3,792	3,792	—
Jatobá V	17,986	773	(836)	2,761	—	20,684	14,163	6,521
Jatobá VI	19,713	1,061	(664)	2,467	—	22,577	11,900	10,677
Jatobá VII	86,341	1,855	(18,667)	10,207	—	79,736	15,371	64,365
Alto Taquari III	5,159	—	(3,252)	405	—	2,312	2,312	—
Alto Taquari IV	100,769	—	(53,811)	10,806	—	57,764	38,572	19,192
Chaparral I	—	289,360	(53,533)	19,158	—	254,985	34,041	220,944
Fon Fon	490	—	—	—	74	564	564	—
San Cayetano	294	—	—	—	(126)	168	168	—
Rio do Meio I	59,467	—	(10,251)	7,410	—	56,626	32,938	23,688
Rio do Meio II	8,813	—	(11,206)	2,393	—	—	—	—
Marangatú	3,422	—	(1,088)	—	359	2,693	1,379	1,314
	709,468	294,525	(317,358)	83,143	307	770,085	249,327	520,758

Information on the criteria for measuring the initial and subsequent recognition, as well as sales and the amounts received in the fiscal year ended June 30, 2025, is presented in Notes 2.1 and 22.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

8.2 Recoverable taxes

	2025	2024
Withholding income tax (IRRF) on financial investments to be offset	4,077	10,427
Income tax losses and social contribution carryforwards	17	—
Other recoverable taxes and contributions	1,315	—
Tax on value added - IVA – (Paraguay/Bolivia)	8,224	8,786
Other recoverable taxes	81	115
IRPJ/CSLL Estimative	1,934	57
Total current	15,648	19,385

ICMS recoverable	10,649	12,263
Non-cumulative PIS and COFINS to be offset	45,757	30,124
IRRF on financial investments to be offset	1,367	1,359
INSS recoverable	—	46
Tax on value added - IVA – (Paraguay/Bolivia)	18,160	16,518
Other recoverable taxes	156	—
Total noncurrent	76,089	60,310

9.	Inventories

	2025	2024
Soybean	120,562	107,538
Corn	15,156	19,387
Bean	18,934	22,579
Cotton	23,638	17,288
Other harvests	909	681
Agricultural products – formation costs	179,199	167,473
Agricultural products – fair value	42,914	14,030
Raw materials	71,405	52,039
	293,518	233,542

9.1 Adjustment to realizable value of inventories of agricultural products

At June 30, 2023	(18,565)
Adjustment to recoverable value of agricultural products, net	(1,091)
Realization as cost of sales	18,894
At June 30, 2024	(762)
Adjustment to recoverable value of agricultural products, net	(8,069)
Realization as cost of sales	3,543
At June 30, 2025	(5,288)

10.	Biological assets

	2025	2024
Food cattle	26,859	14,665
Production cattle	32,345	26,930
Grain plantation	38,186	22,138
Cotton plantation	77,933	61,896
Sugarcane plantation	122,462	111,636
Total	297,785	237,265

Current	265,440	210,335
Noncurrent	32,345	26,930

Plantation and treatment of crops expenditures are for crop formation such as seeds, fertilizers, pesticides, depreciation and manpower.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2025	2024
Grains	9,985	4,011
Cotton	7,766	6,355
Sugarcane	26,224	26,214
	43,975	36,580

Changes in agricultural activity

	Grains	Cotton	Sugarcane
Balance at June 30, 2023	47,226	41,096	112,423

Increases due to planting	437,590	75,933	—
Increases due to handling	—	—	231,132
Change in fair value	20,407	4,799	21,997
Reductions due to harvesting	(483,602)	(60,471)	(250,633)
Exchange variation	517	539	(3,283)

Balance at June 30, 2024	22,138	61,896	111,636

Increases due to planting	448,427	111,954	—
Increases due to handling	—	—	300,016
Change in fair value	68,552	(5,421)	41,812
Reductions due to harvesting	(500,253)	(90,094)	(330,782)
Exchange variation	(678)	(402)	(220)

Balance at June 30, 2025	38,186	77,933	122,462

Composed of:
Historical cost	36,014	76,905	76,075
Fair value	2,172	1,028	46,387
Balance on June 30, 2025	38,186	77,933	122,462

Current	38,186	77,933	122,462

Changes in cattle raising activity

	Heads of cattle (in number)	Cattle
At June 30, 2023	22,705	53,484
Acquisition/birth costs	6,779	6,330
Handling costs	—	18,821
Sales	(11,235)	(30,384)
Deaths	(582)	(1,439)
Consumption	(43)	(32)
Effect of conversion	—	1,519
Change in fair value	—	(6,704)
At June 30, 2024	17,624	41,595
Acquisition/birth costs	8,501	10,263
Handling costs	—	16,431
Sales	(7,429)	(24,184)
Deaths	(488)	(1,384)
Consumption	(34)	(139)
Effect of conversion	—	(1,106)
Change in fair value	—	17,728
At June 30, 2025	18,174	59,204

Current	7,844	26,859
Non-current	10,330	32,345

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Quantitative data about cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle	Total
At June 30, 2024	2,542	15,082	17,624
At June 30, 2025	3,500	14,674	18,174

Fair value hierarchy

	2025	2024
	Amount	Amount	Fair value
Sugarcane	30,137	111,636	Level 3
Cattle	41,055	41,595	Level 2
Grains	27,209	22,138	Level 3
Cotton	61,531	61,896	Level 3

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 202, are as follows:

Description	Evaluation method	Significant non-observable inputs	Rate %	Variation of non-observable inputs	Increase in inputs	Decrease in inputs
Biological asset - sugarcane	Discounted cash flow	- Yield	12.20	Average productivity: 74.38 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	12.20	Total recoverable sugar: ATR 115 to 145 per ton of cane.	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.
Corn	Discounted cash flow	- Yield	12.20	Average yield: 95.60 bags per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
Cotton	Discounted cash flow	- Yield	12.20	Average yield: 3.58 tons per hectare.	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

A 1% increase or decrease in the expected productivity of sugarcane and grains/cotton would result in an increase or decrease in the value of the biological asset of R$3,013 and a 1% increase or decrease in the price of sugarcane and grains/cotton would result in an increase or decrease in the value of the biological asset of R$3,864.

Changes in fair value in the statement of income

	2025	2024	2023
Grains	68,552	20,407	102,596
Cotton	(5,421)	4,799	(3,631)
Sugarcane	41,812	21,997	(6,903)
Cattle	17,728	(6,704)	(13,824)
	122,671	40,499	78,238

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

11.	Investment properties

	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	2025
At June 30, 2024	939,087	106,373	231,020	1,276,480	57,060	1,333,540
Acquisitions	86	1,563	787	2,436	65,337	67,773
Acquisitions - Business combination (Note 2.3)	—	2,689	—	2,689	577	3,266
Write-offs	(12,782)	(6,412)	(17,938)	(37,132)	(448)	(37,580)
Transfers	—	32,657	44,705	77,362	(77,362)	—
Transfers between fixed asset x investment properties	—	(33)	—	(33)	11	(22)
(-) Depreciation / amortization	—	(6,809)	(29,171)	(35,980)	—	(35,980)
Effect from conversion	(5,575)	(476)	(979)	(7,030)	(133)	(7,163)
At June 30, 2025	920,816	129,552	228,424	1,278,792	45,042	1,323,834

Total cost	920,816	151,291	341,725	1,413,832	45,042	1,458,874
Accumulated depreciation	—	(21,739)	(113,301)	(135,040)	—	(135,040)
Net book balance	920,816	129,552	228,424	1,278,792	45,042	1,323,834

Annual depreciation rates (weighted average) - %		4-20	5-20

	Land – Farms	Buildings and improvements	Opening of area*	Total in operation	Construction in progress	2024
At June 30, 2024
Opening balance	929,513	64,134	157,792	1,151,439	101,273	1,252,712
Acquisitions	1,600	1,198	1,314	4,112	99,857	103,969
Write-offs	(33,773)	(205)	(12,321)	(46,299)	(2,434)	(48,733)
Transfers (*)	—	41,495	101,551	143,046	(142,709)	337
(-) Depreciation / amortization	—	(4,139)	(25,488)	(29,627)	—	(29,627)
Effect from conversion	41,747	3,890	8,172	53,809	1,073	54,882
Net book balance	939,087	106,373	231,020	1,276,480	57,060	1,333,540

At June 30, 2024
Total cost	939,087	124,085	342,351	1,405,523	57,060	1,462,583
Accumulated depreciation	—	(17,712)	(111,331)	(129,043)	—	(129,043)
Net book balance	939,087	106,373	231,020	1,276,480	57,060	1,333,540

(*)	Includes assets that were classified as Permanent Crop (Sugarcane - Fixed Assets), but for operational reasons the area switched to soybeans and it was necessary to reclassify the balances for Area Restructuring (Investment Properties).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The table below shows the fair value of investment properties are as follows:

		Hectares				Fair Value*		Cost Value
Farm	State	2025	2024	Real estate	Acquisition	2025	2024	2025	2024
Jatobá Farm	Bahia	8,868	8,868	Jaborandi Ltda	Mar-07	340,104	281,173	12,799	13,353
Alto Taquari Farm	Mato Grosso	1,373	1,380	Mogno Ltda	Aug-07	29,210	19,803	3,161	17,680
Chaparral Farm	Bahia	24,841	24,885	Cajueiro Ltda	Nov-07	804,701	507,024	88,641	83,585
Nova Buriti Farm	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	70,498	39,596	24,273	24,382
Preferência Farm	Bahia	—	17,799	Cajueiro Ltda	Sep-08	—	124,339	—	34,459
São José Farm	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	542,542	527,849	120,103	117,835
Marangatu y Udra Farm	Boqueron Paraguay	58,722	58,722	Agropecuaria Moroti S/A	Feb-18	487,987	330,572	265,883	274,899
Arrojadinho Farm	Bahia	16,644	16,642	Agrifirma Bahia Ltda	Jan-20	499,157	328,203	177,176	154,627
Rio do Meio Farm	Bahia	5,753	5,750	Agrifirma Bahia Ltda	Jan-20	199,813	156,689	66,381	67,362
Serra Grande Farm	Piauí	4,489	4,489	Imobiliaria Cremaq	Apr-20	88,390	76,428	43,449	43,458
Acres del Sud Farm	Bolivia	9,875	9,875	Acres Del Sud	Feb-21	198,133	151,418	135,799	137,943
Panamby Farm	Mato Grosso	10,793	10,844	Mogno Ltda	Sep-22	355,302	298,562	298,495	298,245
		183,136	201,032			3,615,837	2,841,656	1,236,160	1,267,828

(*)	On June 30, 2025, the properties were appraised by an independent firm. The comparable sales value of investment properties is adjusted considering specific aspects of each property, with the price per hectare being the most relevant item of the assumptions. The fair value presented is considered level 3 in the fair value hierarchy and there were no reclassifications between levels during the year.

The price of soybeans on the base date at June 30, 2025, in the Brazilian States was R$108.29 in Bahia, R$109.38 in Maranhão, R$109.71 in Mato Grosso, R$110.42 in Piauí, and R$109.71 in Minas Gerais (R$104.22 in Bahia, R$105.33 in Maranhão, R$105.67 in Mato Grosso, R$106.40 in Piauí, and R$105.67 in Minas Gerais on June 30, 2024). The closing US Dollar rate for the same period was R$/USD 5.12. This value represents an average between amounts arbitrated by the real estate market in the region due to the great instability in the price of a bag of soybeans.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

12.	Investments

a)	Changes in investments

	2024	Share of profit of a joint venture	Effect from conversion	2025
Cresca	1,478	(1,424)	25	79
Agrofy	1,256	—	—	1,256
	2,734	(58)	201	1,335

	2023	Share of profit of a joint venture	Effect from conversion	2024
Cresca	1,335	(58)	201	1,478
Agrofy	1,256	—	—	1,256
	2,591	(58)	201	2,734

b)	Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS Accounting Standards as of and for years ended June 30, 2025 and 2024, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at the fair value adjustment on the acquisition date:

	2025	2024
Assets	164	3,230
Current	121	3,186
Cash and cash equivalents	121	139
Accounts receivable, inventories and other receivables	—	3,047
Noncurrent	43	44
Other noncurrent	43	44

Liabilities	6	273
Current	6	273
Trade payables, taxes and loans	6	273
Total net assets	158	2,957
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	79	1,478

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

13. Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment
At June 30, 2023	74	36,026	30,269	3,178	69,547	6,495	79,066	155,108
Acquisitions	—	6,565	4,668	1,092	12,325	12,060	64,927	89,312
Disposals	—	(90)	(4,714)	(14)	(4,818)	—	(2,551)	(7,369)
Transfers*	—	21,917	(3,547)	—	18,370	(18,370)	(337)	(337)
Depreciation	(21)	(4,392)	(3,826)	(485)	(8,724)	—	(27,715)	(36,439)
Translation gains (losses)	—	728	(47)	68	749	—	1,106	1,855
At June 30, 2024	53	60,754	22,803	3,839	87,449	185	114,496	202,130
Acquisitions	—	13,610	9,602	866	24,078	3,466	51,294	78,838
Acquisitions - business combination	—	14,084	3,889	76	18,049	—	—	18,049
Disposals	(45)	(5,273)	(6,183)	(31)	(11,532)	—	(20)	(11,552)
Transfers	—	3,627	20	—	3,647	(3,647)	—	—
Transfers between fixed assets x x investment properties *	—	89	62	—	151	—	(129)	22
Depreciation	(8)	(8,072)	(11,131)	(619)	(19,830)	—	(34,795)	(54,625)
Translation gains (losses)	—	(51)	(3)	(5)	(59)	—	(134)	(193)
At June 30, 2025	—	78,768	19,059	4,126	101,953	4	130,712	232,669

Total cost	—	128,680	39,642	7,557	175,879	4	314,625	490,508
Accumulated depreciation	—	(49,912)	(20,583)	(3,431)	(73,926)	—	(183,913)	(257,839)
At June 30, 2025	—	78,768	19,059	4,126	101,953	4	130,712	232,669

Annual depreciation rates (weighted average) - %	3	7	7	10			20

(*) Includes assets that were classified as Permanent Crop (Sugarcane - Fixed Assets), but for operational reasons the area switched to soybeans and it was necessary to reclassify the balances for Area Restructuring (Investment Properties).

14.	Right-of-use asset

	Land - Farms	Buildings and improvements	Vehicles and agricultural machinery	Right-of-use Total
At June 30, 2023	156,661	951	3,619	161,231
New contracts	103,912	591	10,532	115,035
Remeasurement	14,827	—	6	14,833
Write-off	(176)	—	(167)	(343)
(-) Depreciation / Amortization	(53,661)	(533)	(3,852)	(58,046)
Exchange rate variation	1,051	37	38	1,126
At June 30, 2024	222,614	1,046	10,176	233,836
New contracts	7,864	5,056	15,188	28,108
Business combination	41,817	—	—	41,817
Remeasurement	35,800	—	—	35,800
Write-off	(791)	—	(1,836)	(2,627)
(-) Depreciation / Amortization	(49,610)	(830)	(6,306)	(56,746)
Exchange rate variation	(102)	(1)	8	(95)
At June 30, 2025	257,592	5,271	17,230	280,093
Total cost	473,744	8,288	34,863	516,895
Cumulative depreciation	(216,152)	(3,017)	(17,633)	(236,802)
Book balance, net	257,592	5,271	17,230	280,093
Annual depreciation rates (weighted average) - %	10	3	7

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

15.	Leases payable and related obligations

	Operating leases - IFRS 16	Sugarcane field restoration	Total
At June 30, 2023	208,767	108,566	317,333
New contracts	115,035	—	115,035
Remeasurement	14,833	—	14,833
Payment	(47,818)	—	(47,818)
Write-offs	(152)	—	(152)
Interest	30,157	(33,111)	(2,954)
Update	(35,600)	—	(35,600)
Exchange variation	1,383	—	1,383
At June 30, 2024	286,605	75,455	362,060
New contracts	28,109	—	28,109
Business combination (Note 2.3)	44,565	—	44,565
Remeasurement	35,800	—	35,800
Payment	(78,762)	—	(78,762)
Write-offs	(1,980)	—	(1,980)
Interest	49,742	(2,210)	47,532
Update	(11,444)	—	(11,444)
Exchange variation	(96)	—	(96)
At June 30, 2025	352,539	73,245	425,784

As of June 30, 2025, the Company’s main lease contracts relate to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

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

As of June 30, 2025, the Company and its subsidiaries held the following lease agreements with third parties:

Description	Location	Currency	Lease liabilities
Avarandado Farm (Partnership II)	Ribeiro Gonçalves - PI	R$	54,450
ETH Farm (Partnership III)	Alto Taquari - MT	R$	5,755
Agro-Serra Farm (Partnership IV)	São Raimundo de Mangabeira - MA	R$	73,245
Xingu Farm (Partnership V)	Xingu - MT	R$	49,711
Regalito Farm (Partnership V)	Xingu - MT	R$	43,686
Serra Grande II Farm (Partnership VII)	Baixa Grande do Ribeiro - PI	R$	26,800
Unagro Farm (Partnership VII)	Santa Cruz - Bolivia	R$	8,683
São Domingos Farm (Partnership IX)	Comodoro - MT	R$	35,041
Alto da Serra Farm (Partnership X)	Brotas - SP	R$	46,682
Zanoni Farm (Partnership X)	Novo São Joaquim - MT	R$	56,936
Intercompany leases	N.A.	R$	—
Vehicle leases	N.A.	R$	3,129
Services with identified assets	N.A.	R$	15,690
Land - Other	N.A.	R$	5,675
Lease of vehicles and office in Paraguay	Assunção - Paraguay	R$	301
		R$	425,784

The above lease liabilities are discounted to present value using an incremental borrowing rate that ranges from 7.04% to 16.76%.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The lease installments are shown below:

1 year	82,330
2 years	67,701
3 years	58,969
4 years	49,167
5 years	42,062
Above 5 years	125,555
425,784

The Company also has land lease agreements with its subsidiaries (intercompany leases) for an average term of 14 years. These leases are described in Note 30.

Short-term leases, which have a contractual term of less than 12 months, and do not contain a call option, nor lease agreements for low-value assets, recognized rental expenses, as they fall within the exceptions provided for in IFRS 16. These contracts were recognized directly in the statement of operations for the year, on an accrual basis throughout their term, under “Cost of sales” and “General and administrative expenses”, according to the amounts of “Lease and rentals in general” (Note 23).

16.	Trade accounts payable and others

	Note	2025	2024
Trade accounts payable		103,659	67,192
Taxes payable	16.1	16,659	15,437
Dividends payable		32,785	54,869
Advances to customers		16,767	34,291
Other liabilities		6,160	2,513
Total current		176,029	174,302
Taxes payable	16.1	38,120	30,822
Other liabilities		8,699	5,904
Total noncurrent		46,819	36,726

16.1 Taxes Payable

	2025	2024
ISS payable	722	948
Withholding taxes	500	1,086
PIS and COFINS payable	4,754	4,799
IRPJ and CSLL payable	7,866	6,503
Tax on value added - IVA (Paraguay/Bolivia)	1,030	649
Other taxes payable	1,787	1,452
Current	16,659	15,437

PIS and COFINS payable	15,175	11,114
IRPJ and CSLL payable	12,805	9,379
Tax on value added - IVA (Paraguay/Bolivia)	10,140	10,329
Non-current	38,120	30,822

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

17.	Loans, financing and debentures

		Annual interest rates and charges - %
	Index	2025	2024	2025	2024
Agricultural cost	Fixed rate + CDI	8% to 15%	7% to 15%	197,647	104,211
Agricultural costs (USD)	Fixed rate	3% to 7%	3% to 8%	122,883	16,450
Agricultural cost (PYG)	Fixed rate	11%	11% a 12%	12,364	16,458
Investment and Expansion	Fixed rate	3% to 10%	8% to 10%	50,283	29,664
Working capital (USD)	Fixed rate	—	3% to 8%	—	25,739
Machinery financing	Fixed rate	9% to 12%	3% to 13%	4,509	3,060
New sugarcane	Fixed rate	6%	6%	14,001	21,291
Debentures	Fixed rate + IPCA	5% to 12%	5% to 12%	489,564	472,765
(-) Transaction cost				(5,732)	(7,700)
				885,519	681,938

Current				355,841	177,311
Non-current				529,678	504,627

Caption:

USD – U.S. currency (dollar)

PYG – Paraguayan currency (Guarani)

IPCA – National consumer price index

CDI – Interbank certificate of deposit

Maturities of current and non-current loans, financing and debentures are as follows:

	2025	2024
1 year	355,841	177,311
2 years	214,531	36,873
3 years	198,023	152,755
4 years	36,177	188,003
5 years	36,177	42,097
Above 5 years	44,770	84,899
	885,519	681,938

Changes in loans and financing during the year ended June 30, 2025 and 2024 are as follows:

	2024	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Business combination (Note 2.3)	Foreign exchange variation	2025
Agricultural cost	104,211	254,045	(159,720)	(16,449)	15,560	—	—	197,647
Agricultural costs (USD)	16,450	166,752	(77,116)	(5,032)	6,705	21,581	(6,457)	122,883
Agricultural costs (PYG)	16,458	3,709	(7,324)	(1,484)	1,556	—	(551)	12,364
Financing for Investment and Expansion	29,664	19,095	(1,045)	(922)	3,491	—	—	50,283
Working capital	—	—	(82)	(7)	—	89	—	—
Working capital (USD)	25,739	—	(25,286)	(1,496)	840	—	203	—
Financing of machinery	3,060	—	(7,656)	(759)	565	9,431	(132)	4,509
Financing of sugarcane	21,291	—	(6,200)	(2,056)	966	—	—	14,001
Debentures	472,765	—	—	(35,681)	52,480	—	—	489,564
(-) Transaction cost	(7,700)	—	—	—	1,968	—	—	(5,732)
At June 30, 2025	681,938	443,601	(284,429)	(63,886)	84,131	31,101	(6,937)	885,519

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

	2023	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	2024
Agricultural cost financing	149,404	188,094	(231,140)	(19,806)	17,659	—	104,211
Agricultural cost financing abroad	24,156	19,183	(14,836)	(2,283)	1,975	4,713	32,908
Bahia project financing	28,734	—	(1,045)	(84)	2,059	—	29,664
Working Capital Financing	24,771	4,976	(7,755)	(2,374)	2,326	3,795	25,739
Financing of working capital (USD)	2,808	—	—	—	252	—	3,060
Sugarcane Financing	28,281	75,000	(81,907)	(1,823)	1,740	—	21,291
Debentures	301,767	165,000	(14,250)	(17,503)	37,751	—	472,765
Transaction costs	(5,283)	(4,196)	—	—	1,779	—	(7,700)
	554,638	448,057	(350,933)	(43,873)	65,541	8,508	681,938

a)	Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At June 30, 2025 the Company’s financial agreements did not require compliance with financial covenants, but rather only operating covenants, on which the Company is in compliance.

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

The Debentures were linked to a securitization transaction and backed by the issue of Certificates of Agribusiness Receivables ("CRA"), pursuant to CVM Instruction 400/03 and CVM Instruction 600/18. The Debentures are backed by security interest in the form of fiduciary sale of the properties owned by the Company and registered under numbers 6,257, 6,335, 6,377, 6,405 and 6,462, all at the Real Estate Registry Office of Correntina, Bahia.

Covenants

The debentures have covenants related to the maintenance of certain financial indicators, based on the ratio of net debt to fair value of investment properties. Failure by the Company to attain these indicators during the term of the debentures may entail advance maturity of the debt.

As of June 30, 2025, the Company is in compliance with the covenants described above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

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

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2025, and 2024 are as follows:

	2025	2024
Assets
Noncurrent
Tax loss	205,319	129,892
Financial lease	43,653	36,622
Contingency, bonuses and fair value	30,747	28,885
Hedge	560	19,275
Allowance for expected credit losses	726	726
Difference in cost of farms	170	170
Share-based incentive plan (ILPA)	1,085	612
Provision of other accounts payable and receivable	2,798	673
Impairment of investment	1,654	1,654
Subscription warrant	43	43
	286,755	218,552
Liabilities
Noncurrent
Biological assets	25,149	36,830
Present value adjustment and other provisions	7,138	6,944
Derivative financial instruments	2,950	—
Surplus on investment	1,733	1,733
Costs of transactions	1,949	2,618
Provision of residual value and useful life of PPE assets	7,602	6,977
Accelerated depreciation of assets for rural activity	92,428	76,732
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	18,541	18,406
	157,490	150,240
Net balance	129,265	68,312

The balances are presented in the balance sheet as follows:

Net deferred assets	166,145	88,031
Net deferred liabilities	(36,880)	(19,719)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The net change in deferred income tax is as follows:

At June 30, 2023	9,486
Tax losses	81,298
Adjustments in biological assets and agricultural products	(19,983)
Financial lease	9,946
Provisions for contingency and fair value	(13,673)
Derivative financial instruments	28,085
Costs of transactions	(822)
Provision for other accounts payable and receivable	(304)
Accelerated depreciation of assets for rural activity	(24,208)
Subscription warrant	(632)
Deferred taxes on surplus value	34
Share-based incentive plan (ILPA)	(915)

At June 30, 2024	68,312

Tax losses	41,966
Adjustments in biological assets and agricultural products	11,681
Financial lease	6,097
Provisions for contingency and fair value	1,831
Derivative financial instruments	(21,665)
Costs of transactions	669
Provision for other accounts payable and receivable	2,125
Accelerated depreciation of assets for rural activity	(10,261)
Deferred taxes on goodwill	(135)
Share-based incentive plan (ILPA)	473
Temporary differences related to PPE	(625)
Acquisitions - business combination (Note 2.3)	28,797
At June 30, 2025	129,265

The expected realization of deferred tax assets are as follows:

2024
2026	44,287
2027	19,719
2028	61,645
2029	39,980
2030 to 2035	121,124
286,755

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

18.2. Income and social contribution tax expenses

	2025	2024	2023
Income before income and social contribution taxes	124,648	191,515	281,709
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	(42,380)	(65,115)	(95,781)

Share of loss in a Joint Venture	(484)	(20)	(24)
Management bonus	(726)	(596)	(639)
Fair value variation of accounts receivable from sale of farms	3,744	(657)	5,821
Non-deductible expenses	(48)	(140)	-
Net effect of profit taxed abroad	(107)	(307)	(1,459)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	56,057	96,914	81,133
Other permanent addition/exclusion	(2,685)	5,273	(2,224)

Income and social contribution taxes for the year	13,371	35,352	(13,173)

Current	(19,315)	(23,474)	(53,224)
Deferred	32,686	58,826	40,051
	13,371	35,352	(13,173)
Effective tax rate	11%	18%	-5%

(*)	For some of our real estate subsidiaries, profit tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable income were based on accounting records.

19.	Other liabilities

	2025	2024
Variable consideration for acquisition of Agrifirma	610	610
Alto da Serra Farm (a)	22,530	32,303
Novo Horizonte (note 2.3)	1,305	-
	24,445	32,913

Current	7,082	8,357
Non-current	17,363	24,556

(a)	Refers to the acquisition of assets (Cultural treatments, Ratchets and Soil preparation), arising from the lease contract carried out on March 12, 2024, as per note 2.2.1, the obligation is recorded at present value and will be settled within five years.

20.	Equity

a)	Capital (number of shares)

	Number of shares
	6/30/2025		6/30/2024

Cresud	35,138,225	34.2%	35,138,225	34.2%
Charles River Capital	9,428,001	9.2%	10,929,540	10.6%
Elie Horn	6,072,969	5.9%	6,098,269	5.9%
Officers	1,174,774	1.1%	859,339	0.8%
Treasury	3,067,987	3.0%	3,067,987	3.0%
Other	47,801,488	46.6%	46,590,084	45.4%
Total shares of paid-up capital	102,683,444	100%	102,683,444	100%
Total outstanding shares	63,302,458		63,617,893

The amount shown in “Total outstanding shares” is net of treasury shares and Management shares (shares held by members of the Board of Directors, Fiscal Council, Audit Committee and Statutory Board of Executive Officers).

The Company is authorized to increase its capital, without requiring prior changes to its statutes, up to the limit of R$3,000,000, upon approval of the Board of Directors. On June 30, 2025, the Company’s subscribed and paid-up capital was R$1,587,988 (R$1,587,988 on June 30, 2024).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

b)	Capital reserve

Capital Reserves are comprised of amounts received by BrasilAgro, from capital contributions that are not recorded in other capital accounts.

Share premium

The share premium arose on the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between capital increase and equity increase that gave rise to the reserve. The reserve was created because the capital increase was calculated based on the shareholders’ equity of Agrifirma Holding (company merged in the process) as of June 30, 2019, while the equity increase considered only one of the three share classes involved in the agreement (Unrestricted shares). The other two classes of shares that compose the price were classified under liabilities (Note 19).

The composition of the reserves follows:

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio) / Capital increase	4,044,654	82,021

Reserve of goodwill on share issue		(33,566)
Return of shares – Acquisition of Agrifirma		35,188
		1,622

The Agrifirma acquisition agreement envisages a possible price adjustment if certain contingencies, identified on the transaction date, come to occur and negatively impacting the Company or the selling shareholders. The agreement allows the obligation to be settled in cash or in shares in the Company. Accordingly, a certain number of shares under the agreement remains blocked as a guarantee.

The amount blocked has been written off and is currently R$610, the write-offs were made due to the end of the lock-up period and the agreements signed subsequently, that allowed early release.

Share-based payment

The provisions recorded for the ILPA Plan total R$3,192. The remaining amount of the terminated plans has a balance of (R$1,976), resulting in an outstanding balance of R$1,216 on June 30, 2025 ((R$176) on June 30, 2024) (Note 24).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

c)	Income reserves

Legal reserve

Pursuant to article 193 of Law No. 6404/76 and article 36, item (a), 5% of the Company’s net income at the end of each year, before any other allocation, is appropriated to a legal reserve, which cannot exceed 20% of the share capital account.

The Company stops appropriating to the legal reserve if the balance of reserve, plus the amount of capital reserve set forth in item 1, of article 182, of Law No. 6404/76, exceeds 30% of the share capital account. The legal reserve is intended to preserve the Company’s share capital and may only be used to offset loss and/or increase capital.

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

On October 24, 2024, the Company approved the payment of dividends at the Annual and Extraordinary Shareholders Meeting based on the financial statements of June 30, 2024. The amount of R$53,881 refers to the minimum mandatory dividend and R$101,119 to the Supplemental dividends proposed. The dividends declared were paid on November 12, 2024. In accordance with article 40 of the Bylaws, dividends not received or claimed prescribe after three years from the date they were made available to the shareholder and will revert to the Company.

Pursuant to article 36, of the Company’s Bylaws, net income for the year is to be allocated as follows after appropriations to the legal reserve: (i) 25% of adjusted net income will be destined for the payment of mandatory dividends; (ii) the remaining portion may be destined for Supplemental dividends approved at the Shareholders Meeting; and (iii) the balance to the reserve for investment and expansion, in compliance with Federal Law 6,404/76.

The appropriation of net income is as follows:

	2025	2024
Income for the year	138,019	226,867
(-) Constitution of legal reserve (5% of net income)	(6,901)	(11,343)
Adjusted profit for the year	131,118	215,524

(-) Mandatory minimum dividends - 25% of adjusted net income	(32,780)	(53,881)
(-) Additional dividends proposed	(42,220)	(101,119)

Proposed dividends	(75,000)	(155,000)

(-) Additional dividends proposed on profit reserve	—	—
Total dividends	(75,000)	(155,000)

Constitution of reserve for investments and expansion	56,118	60,524

Total shares of paid up capital (per thousand shares)	102,683	102,683
(-) Treasury shares (per thousand shares)	(3,068)	(3,068)
(=) Outstanding shares (per thousand shares)	99,615	99,615

Dividend per share (R$)	0.75	1.51

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

e)	Other comprehensive income

On June 30, 2025, the effects of the exchange rate variation resulting from the translation of the financial information of companies abroad, had a negative effect of R$7,463 (R$54,768 on June 30, 2024), with a cumulative effect of R$110,924 (R$118,387 on June 30, 2024).

f)	Treasury shares

Under article 20, item XII of the Bylaws of the Company, the Board of Directors is responsible, among others established in the law or the Bylaws, for deliberating on the acquisition by the Company of shares issued by itself, to be held in treasury and/or later cancellation or sale.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2023	3,571,179	50,807
Transfer of shares – ILPA Plan	(503,192)	(7,159)
At June 30, 2024	3,067,987	43,648
At June 30, 2025	3,067,987	43,648

21. Segment information

The segment information is presented in a manner consistent with the internal report provided to the chief operating decision maker, that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

The segment information is based on information used by BrasilAgro management to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has six segments, namely: (i) real estate, (ii) grains, (iii) sugarcane, (iv) cattle, (v) cotton and (vi) other, basically represented by insignificant services and crops. The operating assets related to these segments are located in Brazil, Paraguay and Bolivia.

The main activity of the grains segment is the production and sale of soybean, corn and beans.

The sugarcane segment includes the sale of the raw product.

The real estate segment presents a statement of operations for the Company’s subsidiaries.

The cattle segment consists of producing and selling beef calves after weaning, (breeding and fattening of cattle).

The cotton segment is engaged primarily in the production and sale of cotton lint and seed.

The main performance metric assessed by the Executive Board is gross profit (loss).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	2025
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Others (a)	Corporate

Net revenue	877,443	9,325	431,978	87,890	322,189	25,470	591	-
Gain from sale of farm	180,086	180,086	-	-	-	-	-	-
Changes in fair value of biological assets	122,671	-	71,798	(5,421)	41,812	17,728	(3,246)	-
Reversal of provision for agricultural products after harvest	(8,069)	-	(5,732)	(2,174)	-	-	(163)	-
Cost of sales	(833,910)	(2,151)	(422,135)	(82,544)	(284,684)	(23,805)	(18,591)	-
Gross income	338,221	187,260	75,909	(2,249)	79,317	19,393	(21,409)	-
Operating income (expenses)
Selling expenses	(59,511)	(6,927)	(38,722)	(13,369)	(27)	(466)	-	-
General and administrative expenses	(67,488)	-	-	-	-	-	-	(67,488)
Other operating income	(4,753)	-	-	-	-	-	-	(4,753)
Equity in results of associates	(1,424)	-	-	-	-	-	-	(1,424)
Operating income (loss)	205,045	180,333	37,187	(15,618)	79,290	18,927	(21,409)	(73,665)
Financial income	337,510	154,412	64,522	8,559	6,021	947	-	103,049
Financial expenses	(417,906)	(190,499)	(33,249)	(2,007)	(17,857)	(2,018)	-	(172,276)
Net income (loss) before taxes	124,649	144,246	68,460	(9,066)	67,454	17,856	(21,409)	(142,892)
Income and social contribution taxes	13,371	(13,326)	(23,276)	3,082	(22,934)	(6,071)	7,279	68,617
Net income (loss) for the year	138,020	130,920	45,184	(5,984)	44,520	11,785	(14,130)	(74,275)
Total assets	3,834,877	2,375,913	437,265	129,965	255,144	68,279	80,913	487,398
Total liabilities	1,657,148	450,229	327,525	(152)	6,101	-	-	873,445

(a)	Amount mostly related to the allocation of labor and other costs in the farm support area and costs with waste disposal and other products (millet, sorghum).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

	2024
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate

Net revenue	771,126	14,284	410,788	77,971	236,393	29,599	2,091	-
Gain from sale of farm	248,375	248,375	-	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	40,499	-	27,213	4,798	21,996	(6,704)	(6,804)	-
Reversal of provision for agricultural products after harvest	(1,091)	-	(552)	(393)	-	-	(146)	-
Cost of sales	(747,019)	(2,107)	(401,745)	(73,519)	(212,925)	(30,026)	(26,697)	-
Gross income	311,890	260,552	35,704	8,857	45,464	(7,131)	(31,556)	-
Operating income (expenses)
Selling expenses	(55,064)	-	(38,741)	(9,494)	(144)	(428)	(6,257)	-
General and administrative expenses	(65,534)	-	-	-	-	-	-	(65,534)
Other operating income	(5,427)	-	-	-	-	-	-	(5,427)
Equity pickup	(58)	-	-	-	-	-	-	(58)
Operating income (loss)	185,807	260,552	(3,037)	(637)	45,320	(7,559)	(37,813)	(71,019)
Financial income	312,916	152,042	84,695	6,215	4,071	801	-	65,092
Financial expenses	(307,208)	(107,051)	(30,841)	(4,458)	(6,931)	(808)	-	(157,119)
Net income (loss) before taxes	191,515	305,543	50,817	1,120	42,460	(7,566)	(37,813)	(163,046)
Income and social contribution taxes	35,352	(19,247)	(17,278)	(381)	(14,436)	2,572	12,857	71,265
Net income (loss) for the year	226,867	286,296	33,539	739	28,024	(4,994)	(24,956)	(91,781)
Total assets	3,605,082	2,352,537	347,363	94,603	252,622	44,392	57,436	456,129
Total liabilities	1,425,403	394,973	169,670	9,400	26,080	-	-	825,280

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

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

In the year ended June 30, 2025, the Company has three customers individually representing 10% or more of consolidated revenues, representing 52.9% of the total sales of the Company. Of these three customers, one accounts for 64% of the revenues from the sugarcane segment and two account for 50% of the revenues from the grain/cotton segments.

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

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

b)	Geographic information

Revenues and noncurrent assets, excluding financial instruments, income tax and social contribution, deferred assets and rights arising from insurance contracts of the Consolidated, are distributed as follows:

	Brazil			Paraguay and Bolivia
	2025	2024	2023	2025	2024	2023
Net revenue	813,303	693,617	815,589	64,140	77,509	87,783
Non-current	1,665,648	1,411,720	1,260,255	466,077	459,639	394,547

22.	Revenues

a)	Operating sales

	2025	2024	2023
Sales of grains	442,530	420,072	593,787
Sales of cotton	90,583	79,800	39,600
Sales of sugarcane	325,265	239,313	247,260
Sales of beef cattle	26,457	31,362	26,262
Lease	11,868	17,833	17,997
Other revenues	5,026	7,400	5,542
Gross operating revenue	901,729	795,780	930,448

Sales deductions
Taxes on sales	(24,286)	(24,654)	(27,076)
Net revenue	877,443	771,126	903,372

b)	Sale of farms

	2025	2024	2023
Sale of farm (i)	343,113	421,549	544,995
Adjustment to present value	(101,814)	(127,024)	(99,566)
Gross revenue from sale of farm	241,299	294,525	445,429
Sales taxes	(8,304)	(10,751)	(14,811)
Cost of sale of farm	(52,909)	(35,399)	(84,553)
Gain from sale of farm	180,086	248,375	346,065
Selling expenses	(6,825)	(5,787)	(189)
Income tax and social contribution	(7,007)	(9,072)	(17,490)
Net gain from sale of farms	166,254	233,516	328,386

(i)	In compliance with the obligations related to the sale of farms in previous years, a net revenue of R$5,165 was recognized related to the official measurement of Jatobá Farm (R$902 Rio do Meio I Farm in June 2023). This condition refers to the variable consideration concept established in IFRS15 – Revenue from client agreement.

Revenue from the sale of biological assets is recognized when control of the assets is transferred to the customer, generally upon physical delivery of the assets or as contractually stipulated. This recognition occurs at a specific point in time, as provided for IFRS 15, which states that an entity should recognize revenue when (or as) it satisfies a performance obligation by transferring control of a good or service to the customer.

Revenue from the sale of rural properties is recognized when all criteria for transferring ownership of the asset are met, including the execution of the sale and purchase agreement, settlement or commencement of payment as agreed, and the transfer of risks and rewards to the buyer. In cases where there are contractual clauses that imply additional obligations or conditions precedent, the Company assesses whether revenue recognition should occur over time, in accordance with the ongoing performance criteria established in the standard rule.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

23.	Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	72,243	-	2,710	74,953
Personnel expenses	37,359	4,185	43,973	85,517
Expenses with service provider	173,986	-	7,720	181,706
Leasing	51,194	-	707	51,901
Cost of agricultural products	372,651	-	-	372,651
Fair value of adjustment of agricultural products	112,815	-	-	112,815
Freight and storage	-	48,602	-	48,602
(Reversal) of allowance for doubtful accounts	-	(203)	-	(203)
Sale of farm	-	6,928	-	6,928
Maintenance, travel expenses and others	13,662	-	12,378	26,040
Period ended June 30, 2025	833,910	59,512	67,488	960,910
Depreciation and amortization	78,705	-	1,470	80,175
Personnel expenses	34,109	4,132	42,026	80,267
Expenses with service provider	198,925	-	9,779	208,704
Leasing	27,567	-	637	28,204
Cost of agricultural products	369,807	-	-	369,807
Fair value of adjustment of agricultural products	17,041	-	-	17,041
Freight and storage	-	45,145	-	45,145
Sale of farm	-	5,787	-	5,787
Maintenance, travel expenses and others	20,865	-	11,622	32,487
Period ended June 30, 2024	747,019	55,064	65,534	867,617
Depreciation and amortization	87,363	-	1,128	88,491
Personnel expenses	36,170	4,884	46,205	87,259
Expenses with service provider	192,050	-	6,790	198,840
Leasing	32,274	-	562	32,836
Cost of agricultural products	370,222	-	-	370,222
Fair value of adjustment of agricultural products	148,260	-	-	148,260
Freight and storage	-	33,861	-	33,861
Allowance for doubtful accounts	-	2,093	-	2,093
Sale of farm	-	170	-	170
Maintenance, travel expenses and others	19,886	-	11,107	30,993
Period ended June 30, 2023	886,225	41,008	65,792	993,025

24.	Share based payments

On October 2, 2017, the Shareholders Meeting approved the creation of a long-term share-based plan (“ILPA Plan”) under which participants are entitled to a certain number of shares if they remain with the Company during the vesting period and achieve certain key performance indicators (“KPIs”).

The ILPA Plan establishes that the Board of Directors has broad powers to implement it. The shares to be granted under the ILPA Plan cannot exceed the cumulative limit of 2% of shares issued by the Company.

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

The 3rd ILPA Plan began on July 1, 2023. The fair value of the benefit is estimated at R$13.34 and R$15.94, depending on the participant’s profile, and is valid for three years. The fair value of the benefit was determined based on the AGRO3 share price on the grant date and the likely share price range at the end of the vesting period. The expense is adjusted for this review, and the effects are recognized prospectively.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

The total number of shares that may be vested by June 30, 2026, is determined based on the achievement of KPIs and divided into the following categories:

	Top	Target	Floor
Complete Plan - total shares	765,779	478,778	313,173

The main assumptions adopted in measuring the fair value of the instruments granted under the 3rd ILPA Plan, based on pricing models that consider market variables and specific characteristics of the plan, are:

Share price at the start of the plan 03/07/2023	R$24.85
Share projection – DI	R$32.90
Annual volatility	34.1%
Start of the plan	07/01/2023
Maturity	06/30/2026
DI rate - 1 day	9.8%
Share price volatility during the period	R$14.68
Modeling	Black-Scholes

The ILPA Plan is accounted for in accordance with IFRS 2, given that the Company receives services from participants and, in exchange, undertakes to deliver its own shares. Provisions for the ILPA Plan total R$3,192. The remaining amount of terminated plans has a balance of R$1,976, resulting in an outstanding balance of R$1,216 as of June 30, 2025.

The expected share delivery at the “Floor” KPI after the vesting period is shown below:

Number of shares
Balance on 06/30/2023	-
Granted	313,173
Balance on 06/30/2024	313,173
Canceled	(29,656)
Balance on 06/30/2025	288,517

25.	Other operating expenses, net

	2025	2024	2023
Income (loss) on sale of PPE	1,056	(212)	(3,605)
Expenses with acquisitions of new businesses (i)	(4,804)	-	(2,248)
Provision for legal claims	338	437	(2,127)
Gain from indemnities	(290)
Agricultural losses (ii)	-	-	(2,525)
Donations to BrasilAgro Institute (v)	(1,314)	(3,000)	(8,500)
Gain from indemnities (iii)	-	-	7,526
Warrants and restricted shares (iv)	-	(1,859)	6,232
Impairment on investment (vi)	-	-	(4,865)
Gain from bargain purchase (nota 2.3)	348	-	-
Other	(87)	(793)	(937)
	(4,753)	(5,427)	(11,049)

(i)	In 2023, the amount refers to expenses with commission on lease agreements. In 2025, the amount refers to intermediation expenses incurred in the process of acquiring Novo Horizonte, prospecting for new business and compensation for the sale of farms.
(ii)	Basically, it refers to operating losses in sugarcane harvesting due to adverse climate conditions in the subsidiary Yuchan.
(iii)	Indemnity received due to the early settlement under the Agrifirma agreement.
(iv)	The gains and losses reflect the residual liabilities from the acquisition of Agrifirma, measured at fair value. The liabilities correspond to a number of warrants and restricted shares (Note 19), which may vary and, therefore, are classified as financial instruments, recognized as liabilities and measured at fair value based on the Company’s share price.
(v)	Non-profit organization of the Brasilagro group that coordinates all social initiatives of the Company.
(vi)	Refers to the impairment determined during the Agrofy investment period.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

26. Financial income and expenses

	Notes	2025	2024	2023
Financial income
Interest on marketable securities		19,297	29,428	46,776
Interest on receivable		1,413	1,792	3,497
Monetary variation(i)		-	61	1,815
Foreign exchange variation (ii)		25,492	10,603	44,710
Gain on remeasurement of leases (iii)¹		2,210	41,376	2,887
Gain on remeasurement of receivables from sale of farms (iv)¹		108,563	81,459	36,575
Realized profit from derivative transactions (v)¹	7	69,737	99,909	108,969
Unrealized profit from derivative transactions (vi)¹	7	110,798	48,288	85,262
		337,510	312,916	330,491
Financial expenses
Marketable securities charges		(983)	(1,777)	(2,054)
Bank charges		(5,154)	(3,250)	(3,929)
Interest accrued		(84,350)	(67,220)	(51,526)
Monetary variation (i)		(57)	(26)	(140)
Foreign exchange variation (ii)		(25,114)	(12,340)	(41,354)
Gain on remeasurement of leases (iii)¹		(49,510)	(43,071)	(23,751)
Loss on remeasurement of receivables from sale of farms (iv)¹		(93,202)	(6,686)	(90,034)
Realized loss from derivative financial transactions (v)¹	7	(112,456)	(41,950)	(61,045)
Unrealized loss from derivative financial transactions (vi)¹	7	(47,080)	(130,888)	(50,772)
		(417,906)	(307,208)	(324,605)
Financial (expense) income, net		(80,396)	5,708	5,886

(1)	Amounts from 2023 revised to better present the net effect of the financial result from the balances of Leases, Sale of Farms and Derivative Financial Transaction.

Net balances are as follows:

	2025	2024	2023
Monetary variations (i)	(57)	35	1,675
Foreign exchange difference (ii)	378	(1,737)	3,356
Net on remeasurement of leases (iii)	(47,300)	(1,695)	(20,864)
Net on remeasurement of receivables from sale of farms (iv)	15,361	74,773	(53,459)
Realized profit (loss) from derivative financial instruments (v)	(42,719)	57,959	47,924
Unrealized (loss) profit from Derivative financial instruments (vi)	63,718	(82,600)	34,490

27.	Earnings per share

	2025	2024	2023
Net income for the year	138,019	226,867	268,536
Weighted average number of common shares issued (thousands), net of treasury	99,615	99,615	98,806
Effect from dilution – shares	543	459	550
Weighted average number of common shares issued adjusted by the dilution effect	100,158	100,074	99,356
Basic earnings per share	1.3855	2.2774	2.7178
Diluted earnings per share	1.3780	2.2670	2.7028

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

28.	Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits. The provisions for risks of probable losses arising from these lawsuits are estimated and updated by Management, under the advice of the Company’s internal and external legal counsel.

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

Probable likelihood of loss

	Labor	Civil	Tax	Environmental	Total
At June 30, 2023	119	-	687	486	1,292
Additions	1,190	7	1	9	1,207
Interest	(296)	-	18	108	(170)
Reversals	(195)	-	(705)	(574)	(1,474)
Payments	(148)	(7)	(1)	-	(156)
At June 30, 2024	670	-	-	29	699
Additions	948	-	-	-	948
Interest	47	-	-	-	47
Reversals	(655)	-	-	(9)	(664)
Payments	(238)	-	-	-	(238)
At June 30, 2025	772	-	-	20	792

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

On January 5, 2022, Agropecuária Acres del Sud filed an “Administrative Litigation Process” by which it fully challenged the Final Resolution, before the Agro-Environmental Court, however, on September 15, 2023, a sentence was handed down that dismissed the Administrative Litigation Process and maintained the Final Resolution (“Sentence”). In this context, Agropecuária Acres del Sud S.A. filed a “Constitutional Amparo Action” in light of the Judgment, with the aim of reversing it and, on January 17, 2024, the Constitutional Court of Bolivia annulled said Judgment, returning the files for the Agro-Environmental Court.

Possible likelihood of loss

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, as well as administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors, as follows:

	2025	2024
Civil	13,704	9,231
Tax	7,154	13,450
	20,858	22,681

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

Judicial deposits

	2025	2024
Labor	5,997	6,702
Environmental	547	520
Civil	-	177
	6,544	7,399

29.	Commitments

Sales agreements for future delivery

BrasilAgro and its subsidiaries have sales agreements for future delivery with some clients, as shown below:

Product	Delivery date	Quantity	Agreements	Unit	Currency	Price
2023/24 Crop
Cotton seed	Aug24-Aug25	928	6	ton	R$	812.33
Cotton lint	Aug24-Aug25	3,535	9	ton	US$	1,719.58
Cotton seed	Aug24-Aug25	138	1	ton	**	**

2024/25 Crop
Soybean	Jan25-Sep25	182,439	7	bags	R$	118.81
Soybean	Jan25-Sep25	229,654	14	bags	US$	21.10
Soybean	Jan25-Sep25	272,097	8	bags	**	**
Cotton seed	Jun25-Dec25	1,400	3	ton	R$	1,164.47
Cotton seed	Jun25-Dec25	1,950	3	ton	US$	181.11
Cotton lint	Jun25-Dec25	4,050	12	ton	US$	1,543.95
Cotton lint	Jun25-Dec25	5,453	6	ton	**	**
Corn	Jul25-Oct25	418,328	15	bags	R$	51.50
Corn	Jul25-Oct25	176	1	bags	**	**
Sugarcane	Apr25-Dec25	899,254	1	ton	*	*

2025/26 Crop
Cotton lint	Aug26-Nov26	2,000	5	ton	US$	1,565.13
Cotton lint	Aug26-Nov26	1,050	3	ton	**	**

30.	Related parties

a)	Related-party transactions

	Assets		Liabilities
	2025	2024	2025	2024
Compensation plans
Management	1,380	1,233	-	-
	1,380	1,233	-	-
Other
Cresca (a)	-	129	-	1,611
Cresud (b)	991	1,170	2,694	1,859
Helmir S.A. (c)	451	436	5,707	5,805
	1,442	1,735	8,401	9,275
Total – Related parties	2,822	2,968	8,401	9,275

a)	Acquisition of biological assets and other fixed assets by Palmeiras, during the spin-off of Cresca.
b)	Expenses mainly refer to the implementation, development, and maintenance of systems.
c)	During the process of acquisition of the subsidiaries in Bolivia, the parties entered into an agreement to maintain the blocked contingency amount, aiming to protect the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2025

(In thousands of reais, except as stated otherwise)

b)	Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	2025	2024	2023
Board of directors and executive board compensation	12,433	11,583	10,665
Bonus	2,135	1,754	1,879
Overall compensation	14,568	13,337	12,544
Share grants	1,025	1,025	3,833
	15,593	14,362	16,377

On October 24, 2024, the overall compensation of the Company’s managers for the current year, in the amount of R$16,927, was approved at the Annual and Extraordinary Shareholders Meeting.

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

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2025:

Insurance type	Coverage – R$

Civil liability (D&O)	50,000
Civil, professional and general liability	11,003
Machinery/Automobile	194,799
Completion guarantee	6,438
Fire/lightning/explosion/electrical damage	11,439

32.	Subsequent events

On August 19, 2025, Brasilagro entered into a long-term agricultural partnership agreement, effective August 18, 2025, for the new operating unit located in the municipalities of Nova Lacerda, Mato Grosso do Sul, and Comodoro, Mato Grosso do Sul, with a total area of 3,081.90 hectares. The agreement has a term of 13 crop years, with an estimated average annual value of 14 bags of soybeans per hectare. Although the agreement was signed after the closing of the financial statements on June 30, 2025, its disclosure is considered relevant because it represents a significant expansion of the Company’s operations and has a potential future impact on the financial statements.

***