Form 20-F
period 2026-06-30
BrasilAgro - Brazilian Agricultural Real Estate Co
filed 2026-10-30
CIK 1499849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

On June 30, 2026, the end of our last fiscal year, the exchange rate for reais into U.S. dollars was R$5.1766 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. On June 30, 2025, the selling rate was R$5.4571 to US$1.00, and on June 30, 2024, the selling rate was R$5.5589 to US$1.00, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on June 30, 2026 may not be indicative of future exchange rates. On September 30, 2026, the selling rate was R$5.1809 to US$1.00, as reported by the Central Bank.

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

The forward-looking statements included in this annual report relate to, among other factors:

●	our business prospects and future results of operations;

●	weather and other natural phenomena;

●	global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East, which may exacerbate market pressures and economic volatility;

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

●	the implementation of our business strategy;

●	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

●	the implementation of our financing strategy and capital expenditure plan;

●	the maintenance of relationships with our customers;

●	the competitive nature of the industry in which we operate;

●	the cost and availability of financing;

●	future demand for the commodities we produce;

●	international prices for commodities;

●	the condition of our land holdings;

●	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

●	the performance of the Brazilian and world economies;

●	the relative value of the Brazilian real compared to other currencies; and

●	the factors discussed under “Item 3—Key Information—3.D. Risk Factors” in this annual report.

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

Brazilian Law No. 13,986, of April 7, 2020, amended Law No. 5,709/71 and provided that the limitations mentioned above do not apply to: (i) the pledge of real estate as collateral (including the fiduciary transfer of real estate property); and (ii) debt settlements arising from the execution of real estate collateral. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities.

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

The applicability of Law No. 5,709/71 is being discussed in the Original Civil Action (Ação Cível Originária) No. 2,463 and in the Action for Breach of Constitutional Provision (Ação de Descumprimento de Preceito Fundamental) No. 342, both before the Brazilian Supreme Court (STF). The first action (Original Civil Action No. 2,463) concerns the Opinion No. 461/2012-E of the General Inspectorate of Justice of the State of São Paulo (Corregedoria-Geral de Justiça do Estado de São Paulo), which established that notaries and real estate registry officials of the State of São Paulo would be exempt from complying with the restrictions imposed by Law No. 5,709/71 and by Decree No. 74,965/74. The second action (Action for Breach of Constitutional Provision No. 342), which is related to the first lawsuit, was filed on April 16, 2015 by the Brazilian Rural Society (Sociedade Rural Brasileira) questioning the applicability of paragraph 1, article 1, of Law No. 5,709/71 and consequently, of the opinion issued by the Federal Attorney General’s Office (AGU) in 2010.

On April 23, 2026, the Brazilian Supreme Court (STF) unanimously ruled on ADPF No. 342 and ACO No. 2,463 and upheld the constitutionality of paragraph 1 of article 1 of Law No. 5,709/71, confirming that Brazilian companies whose majority share capital is held, or which are controlled, by foreign individuals or entities are equated to foreign entities for purposes of the restrictions on the acquisition and lease of rural properties in Brazil. The decisions were published on August 21, 2026. As of the date of this annual report, the judgment of the motion for clarification (embargos de declaração) filed by the Brazilian Rural Society is still pending, and we are not able to estimate when the decision will become final or whether its effects will be modulated. Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties.

The disputes between these important investors also led certain other private parties to file public civil actions against the largest agricultural companies in Brazil alleging potential violations of Law No. 5709/71 that may also negatively impact us. Also, the disputes between the aforementioned investors may lead potential rural property sellers to challenge the purchases made by the Company, alleging that, since BrasilAgro may have foreign shareholders in its shareholder base, it is possible that there have been violations under Law No. 5,709/71 in connection with our acquisitions.

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

In addition, our farm sales are generally structured with deferred payments over several years, frequently denominated in soybean bags, and we are therefore exposed to the credit risk of the purchasers of our properties. Purchasers may fail to meet their payment obligations, which may require us to renegotiate payment terms, rescind the sale, reverse previously recognized revenue and receivables or initiate collection proceedings, and we may not recover the full amount due. For example, in April 2026, following the default of the purchaser of part of the Rio do Meio Farm, which is currently under judicial reorganization (recuperação judicial), we entered into an agreement to rescind the sale of 4,559 hectares (3,212 arable hectares) originally entered into on September 1, 2021. As a result, we derecognized the related receivables (with a present value of R$47.1 million as of December 31, 2025) and reincorporated 2,218.5 arable hectares into our portfolio as investment property. See “Item 4—Information on the Company—History and Development of the Company—Termination of Sale Rio do Meio.” Similar defaults in the future could adversely affect our cash flows, results of operations and financial condition.

Fluctuation in market prices for our agricultural products could adversely affect us.

We are not able to obtain hedging protection or minimum price guarantees for the entirety of our production and therefore we are exposed to significant risks associated with the level and volatility of crop prices. The prices we are able to obtain for our agricultural products from time to time will depend on many factors beyond our control, including:

●	global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide food supply and demand as well as factors related to financial speculation;

●	disruptions in commodity markets caused by global events, global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the United States and Iran, and related conflict in the Middle East, which may exacerbate disruptions, market pressures and volatility,

●	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East;

●	weather conditions, or natural disasters in areas where agricultural products are cultivated;

●	worldwide inventory levels (i.e., supply or stock of commodities carried over from year to year);

●	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

●	changes in agriculture subsidies with regard to certain important producers (mainly in the United States and the European Economic Community), trade barriers with regard to certain important consumer markets and the adoption of other government policies affecting market conditions and prices;

●	available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops; and

●	cost of raw materials; and supply of and demand for competing commodities and substitutes.

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

Oil and diesel prices have been volatile in recent years as a result of geopolitical conflicts, including the war between Russia and Ukraine and the conflicts in the Middle East. In 2026, the escalation of the conflicts in the Middle East involving Iran, and the related disruptions to maritime routes in the region, resulted in renewed volatility in oil and diesel prices. Increases in oil and diesel prices raise our fuel and freight costs, as well as the cost of certain agricultural inputs, such as fertilizers and agrochemicals, and could adversely affect our results of operations.

A decline in sugar prices could have an adverse effect on the financial performance of our sugarcane businesses.

Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.

We currently sell a substantial portion of our total crop production to a small number of customers who have considerable bargaining power. For instance, in the year ended June 30, 2026, three of our customers were responsible for 45.1% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 42.3% of our revenue in the grain/cotton segment, and one was responsible for 65.2% of our revenue in the sugarcane segment.

Comparatively, in the year ended June 30, 2025, three of our customers were responsible for 52.9% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 50% of our revenue in the grain/cotton segment, and one was responsible for 64% of our revenue in the sugarcane segment. See Note 21 to our financial statements included elsewhere in this annual report.

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

For example, climate forecasts indicate a high probability of a strong El Niño event during the 2026/2027 crop year, a phenomenon historically associated with irregular rainfall and drought in parts of Brazil’s North, Northeast and Center-West regions, where most of our farms are located. In light of these forecasts, we revised our planting plan for the 2026/2027 crop year, including a reduction of approximately 1% in our total planted area, a reduction of approximately 70% in first-crop cotton and the discontinuation of second-crop beans. We cannot assure you that these measures will be sufficient to mitigate the effects of adverse weather conditions on our production and results of operations.

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

Since 2025, the United States has adopted a series of tariff measures affecting Brazilian exports. In 2025, the U.S. government imposed additional tariffs on a broad range of Brazilian products under the International Emergency Economic Powers Act (IEEPA), certain of which were subsequently reduced or eliminated for some agricultural products. Following the decision of the U.S. Supreme Court limiting the use of IEEPA to impose tariffs, the Office of the United States Trade Representative (USTR) concluded an investigation under Section 301 of the Trade Act of 1974 and imposed, effective July 22, 2026, an additional 25% tariff on a wide range of Brazilian products, including sugar and certain other agricultural products, while exempting others, such as coffee, beef and orange juice. The Brazilian government has indicated that it may adopt countermeasures under the Brazilian Economic Reciprocity Law (Law No. 15,122/2025) and pursue the matter before the World Trade Organization. Although we do not sell our products directly to the United States, these measures, any retaliatory measures and the resulting trade tensions, including those between the United States and China, the main destination of Brazilian soybean exports, may result in a rebalancing of global export flows, changes in the demand for and prices of our products and increased competition in our key markets. Future actions of the U.S. administration or other countries with respect to tariffs or international trade agreements and policies remain uncertain, and the imposition of further tariffs, retaliatory tariffs or other trade restrictions could adversely affect our business, financial condition and results of operations.

In addition, Regulation (EU) 2023/1115 on deforestation-free products (EUDR), as amended by Regulation (EU) 2025/2650, will apply from December 30, 2026 to most operators and traders (and from June 30, 2027 to certain micro and small enterprises) and covers, among other commodities, soy and cattle and their derived products. Operators placing these products on the European Union market will be required to demonstrate, through due diligence and geolocation data, that they were not produced on land deforested after December 31, 2020, regardless of whether such deforestation was legal under the laws of the country of production. Because our business model includes the development of land with the authorized suppression of native vegetation in accordance with Brazilian law, products from areas developed after December 31, 2020 may not be eligible for sale in the European Union, which could reduce demand for, or result in discounts on, our products, increase compliance costs for us and our customers and adversely affect our business, financial condition and results of operations.

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

In 2024, the real depreciated by 27.9% against the U.S. dollar, and on December 31, 2024, the real/U.S. dollar exchange rate was R$6.1923. In 2025, the real appreciated by 11.1% against the U.S. dollar, and on December 31, 2025, the real/U.S. dollar exchange rate was R$5.5024. In 2026, through September 30, 2026, the real appreciated by 5.8% against the U.S. dollar, and the real/U.S. dollar exchange rate was R$5.1809 per US$1.00 on September 30, 2026. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

Our level of indebtedness and our exposure to floating interest rates could adversely affect our financial condition, and our growth plan will require additional capital, which may not be available on acceptable terms, or at all.

Our operations require a significant amount of capital. We may need to seek additional capital by issuing shares or debt instruments, or by incurring indebtedness. Our ability to raise capital will depend on our future profitability, which is currently uncertain, and on political and economic conditions in Brazil and the international agricultural and real estate markets. Depending on these and other factors, many of which are beyond our control, additional capital may not be available at all or on conditions that are favorable or acceptable to us. As of June 30, 2026, our total consolidated indebtedness was R$1,024.3 million, of which R$475.0 million, or 46.4%, was short-term, and our average cost of debt was 90.52% of the CDI rate. The SELIC rate was 14.25% per year as of June 30, 2026 and, although the Central Bank reduced it to 13.75% per year on September 16, 2026, it remains at historically high levels. Our financial expenses increased in fiscal year 2026 and contributed to the net loss of R$90.0 million we recorded in that year. In addition, our debentures contain a financial covenant that limits our net debt to 30% of the sum of the fair value of our investment properties and our receivables from the sale of farms. Although we were in compliance with this covenant as of June 30, 2026, a breach could result in the acceleration of the debentures and, through cross-default or cross-acceleration provisions, of our other indebtedness. Our level of indebtedness may require us to dedicate a significant portion of our cash flow to debt service, limit our ability to obtain additional financing on acceptable terms and increase our vulnerability to adverse economic and industry conditions. Should we fail to raise additional capital under conditions that are acceptable to us, our business, financial condition and results of operations could be adversely affected.

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

We also rely on fertilizers and agrochemicals, many of which are petrochemical based. In our segments related to agricultural activity (grains, cotton, sugarcane and cattle raising), fertilizers and agrochemicals represented approximately 25% of our total cost of production (including manufacturing and administrative expenses) for the 2025/2026 harvest year. Worldwide production of agricultural products has increased significantly in recent years, increasing demand for agrochemicals and fertilizers. However, supply shortages have continued to exist and have been aggravated by the ongoing conflict between Russia and Ukraine and by the military conflict involving the United States, Israel and Iran that began in February 2026. That conflict severely disrupted shipping through the Strait of Hormuz, a key route for exports of nitrogen fertilizers (such as urea and ammonia), sulphur and other fertilizer inputs from the Persian Gulf, and has been accompanied by related hostilities elsewhere in the Middle East. Commercial traffic through the Strait of Hormuz has partially recovered, but the conflict remains unresolved and ceasefire arrangements have proven fragile.

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

We may be adversely affected by the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East, and the ensuing global geopolitical and economic instability.

The ongoing conflict between Russia and Ukraine has significantly disrupted supply chains and international trade. Following Russia’s invasion of Ukraine in February 2022, the United States, the United Kingdom, the European Union and other countries and supra-national entities have imposed comprehensive economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the United Kingdom and the European Union have also banned businesses from dealing with the Russian central bank, its finance ministry and its sovereign wealth fund. Certain Russian banks have also been removed from the Swift bank messaging system, which enables the transfer of money across borders. The United States, the United Kingdom and the European Union continue to impose or consider the imposition of additional sanctions on Russian entities and individuals, including major Russian companies and the Russian state. The United States, the United Kingdom and the European Union have also imposed sanctions on individuals with close ties to the Russian government, including their family members and close associates, as well as on the assets held by them worldwide.

The effects of the ongoing conflict between Russia and Ukraine on the Russian and global economy remains uncertain. However, they have resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally. As a result, in particular, the availability and price of fertilizers for the 2026/2027 harvest year remain subject to significant uncertainty in Brazil and the other countries in which we operate. From a supply point of view, Brazil and the other countries in which we operate are highly dependent on imports of fertilizers from Russia and other neighboring countries. In addition, fertilizer prices remain volatile and are affected by sanctions, trade restrictions and disruptions to maritime freight, including those resulting from the conflicts in the Middle East. As a result of such supply risks, we believe that there may be shortages of some types of fertilizers (mainly of potash-based products). We may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future. Failure to obtain fertilizer on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

The war in Ukraine has led to significant disruptions in global agriculture, and in the energy and fertilizer markets, causing price volatility and supply chain challenges. Similarly, the conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East, have the potential to affect global grain and fertilizer prices, further exacerbating the cost pressures on our operations. In addition, the increase of fuel and fertilizer prices, as well as logistical costs resulting from these conflicts, may have an adverse effect on our business, financial condition, and results of operations.

In addition, the conflicts in the Middle East, including those involving Israel, Hamas and Iran, have affected, and may continue to affect, global energy markets, maritime routes and freight costs, as well as the supply and prices of fertilizers, particularly nitrogen-based fertilizers, a significant portion of which Brazil imports from that region. The duration and economic implications of these conflicts are difficult to predict.

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the conflict between Hamas and Israel, and related conflicts in the Middle East, could limit our ability to obtain external financing to fund our operations and capital expenditures. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine, the conflict between Hamas and Israel, the related conflicts in the Middle East, and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, strikes or other disruptive events affecting transportation in Brazil, such as the nationwide truck drivers’ strike in May 2018, could disrupt the logistics sector as a whole and adversely affect our business, financial condition and results of operations.

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

Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements and, in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. For example, our Acres del Sud Farm, in Bolivia, has been illegally occupied by third parties. Although we have obtained favorable decisions, including the annulment of administrative resolution RASS No. 0504/2021 by the Bolivian Agro-Environmental Court (Tribunal Agroambiental) on October 20, 2025 and a judgment rendered on June 2, 2026 in Constitutional Protection Action (Acción de Amparo Constitucional) No. 02/2026 ordering the occupiers to cease the disturbance and vacate the property, these decisions have not yet been fully enforced and the property remains occupied as of the date of this annual report. See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We cannot assure you that the occupation of Acres del Sud will be resolved in a timely manner, or at all, or that our other agricultural properties will not be subject to invasion or occupation. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition and results of operations.

In addition, environmental social movements often promote and organize gatherings and other events to prevent, delay or reduce the authorized suppression of native vegetation, which may adversely affect our operations. As a result, we cannot assure you that our operations will not be adversely affected by environmental social movements, which could lead to the revocation of operating licenses, delays or amendments thereto.

We made investments in farmland in Bolivia and Paraguay, and we may possibly make investments in other countries in and outside Latin America, in which case we would be subject to the associated economic, legal, political and regulatory risks.

Currently, we conduct our activities in Brazil, Bolivia and Paraguay. We are considering expanding into other countries in and outside Latin America but currently have no definitive commitments or specific plans with respect thereto. In the future, we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives. The success in other countries of our business strategy and business model that we apply in Brazil would be subject to a high level of uncertainty and depend on numerous factors beyond our control. Therefore, we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recover our investments. Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent in the management of a transnational company, including:

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

Data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. For example, on August 14, 2018, Brazil enacted Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employers and employees, and other relationships in which personal data is collected, whether in a digital or physical manner. The LGPD entered into force on September 18, 2020.

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

The use of artificial intelligence technologies in our operations may expose us to operational, legal and reputational risks.

We use data analytics and, to a limited extent, artificial intelligence (AI) tools in certain of our activities, including in the analysis of agronomic and operational data through our data lake and agricultural operations center, and we have adopted an internal policy governing the use of AI. The use of AI involves risks, including that models may produce inaccurate, incomplete or biased outputs; that decisions based on such outputs may be flawed; that confidential, proprietary or personal data may be improperly disclosed, including through third-party AI tools and service providers; and that we may infringe third-party intellectual property rights. The legal and regulatory framework applicable to AI is evolving in Brazil and in other jurisdictions and may impose new compliance obligations on us. Any of these risks could adversely affect our operations, reputation and results of operations.

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

As a result, our emissions inventories, climate metrics and related effects on our financial statements (including impairment testing, useful lives, asset valuations, provisions and contingencies, and sensitivity analyses) may be incomplete, require restatement, or fail to obtain external assurance within required timelines. Changes in methodologies or guidance could lead to re-measurements of previously reported data. Any such issues could increase compliance costs, delay filings, trigger adverse regulatory or listing consequences, affect sustainability-linked financing covenants, reduce investor confidence, and negatively impact our reputation, business, financial condition, results of operations and cash flows. We cannot assure you that we will timely implement General Requirements and Climate-related Disclosures, or that our disclosures will not be challenged by regulators, assurance providers or other stakeholders.

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

The Brazilian economy has experienced varying growth rates and slowdowns in recent years. The Brazilian GDP increased 3.4% in 2024, 2.3% in 2025 and 1.9% in the first six months of 2026.

Brazil has experienced high interest rates and significant volatility of the real against the U.S. dollar in recent years. Adverse economic conditions in Brazil may materially and adversely affect our business, financial condition and results of operations.

The ongoing economic uncertainty and political instability in Brazil, including in connection with general elections, may adversely affect the Brazilian economy, our business, and the market price of our shares and ADSs.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil held general elections on October 4, 2026 for President, Vice President, members of the National Congress, state governors and state legislatures, and a presidential runoff election was held on October 25, 2026, in which Luiz Inácio Lula da Silva was re-elected President. The President and the newly elected members of Congress will take office in early 2027. Electoral periods in Brazil have historically been accompanied by increased volatility in the Brazilian securities markets and in the exchange rate of the real against the U.S. dollar. We cannot predict which policies will be adopted by the newly elected government and Congress, including with respect to fiscal, tax, monetary, trade, environmental, agricultural and land ownership matters (including the acquisition of rural properties by foreign-controlled companies), or whether the resulting political environment will contribute to economic instability. Any such changes, or uncertainty regarding them, could adversely affect the Brazilian economy and our business, financial condition, results of operations and the market price of our common shares and ADSs.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. In 2023, the spending ceiling introduced in 2016 was replaced by a new fiscal framework (Complementary Law No. 200/2023), which limits the growth of primary expenditures to a percentage of revenue growth and establishes primary balance targets. Market participants have questioned the government’s ability to meet such targets, and concerns regarding Brazil’s fiscal sustainability and the trajectory of its public debt persist. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2026, it was 14.25% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, was 6.54% in 2024 and -1.05% in 2025. Cumulative inflation in the first six months of 2026, calculated by the same index, was 3.27%. The inflation rate, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, was 4.83% in 2024 and 4.26% in 2025. Cumulative inflation in the first six months of 2026, calculated by the same index, was 3.36%.

Inflation and the government measures to fight inflation have had and may continue to have significant effects on the Brazilian economy and our business. In addition, the Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and slowing economic growth. On the other hand, an easing of monetary policies of the Brazilian government may trigger increases in inflation. In the event of an increase in inflation, we may not be able to adjust our prices, which are largely determined by international commodity markets, to offset the effects of inflation on our cost structure, which may materially and adversely affect us.

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2026, certain of our loans were subject to interest rate fluctuations, such as the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

Recent and ongoing changes in Brazilian tax legislation may increase our tax burden and the taxation of distributions to holders of our common shares and ADSs.

Brazil has recently enacted significant changes to its tax legislation, the effects of which are still uncertain. Among other changes: (i) Law No. 15,270/2025 introduced, as from January 1, 2026, a 10% withholding income tax on dividends paid to non-resident shareholders, including holders of our ADSs, which were previously exempt, subject to a transition rule for profits generated through 2025 whose distribution was approved by December 31, 2025; (ii) Complementary Law No. 224/2025 increased the withholding income tax rate on interest on shareholders’ equity (juros sobre o capital próprio) from 15% to 17.5%, as from January 1, 2026; and (iii) the consumption tax reform introduced by Constitutional Amendment No. 132/2023 and regulated by Complementary Law No. 214/2025, which will gradually replace PIS, COFINS, IPI, ICMS and ISS with a dual value-added tax (CBS and IBS) and a selective tax, began its transition period in 2026 and is expected to be fully implemented by 2033. Although the consumption tax reform provides for reduced rates and specific regimes for agricultural products and inputs, rural producers and real estate transactions, the related regulations and their interpretation by the tax authorities are still being developed, and we cannot predict their effects on the cost of our inputs, the prices of our products, the use of tax credits or the sale of our agricultural properties. These changes, and any further tax reforms that may be adopted, including by the government elected in October 2026, could increase our tax burden, reduce the amounts available for distribution to our shareholders, reduce the after-tax return on an investment in our common shares or ADSs and adversely affect our results of operations. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations.”

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

Since our initial public equity offering and listing in Brazil on the B3 stock exchange in April 2006, or the IPO, and the subsequent commencement of our operations until the date hereof, we acquired 18 agricultural properties in six Brazilian states, aggregating 324,542 hectares, of which 212,219 hectares were arable but less than 15% of which were cultivated when acquired and 64,380 hectares were protected by environmental regulation. Since then, seven of our agricultural properties were fully sold and six of our agricultural properties were partly sold, representing in the aggregate a total area of 141,309 hectares. As of June 30, 2026, our portfolio comprised 257,141 hectares (including legal reserve and permanent preservation areas), of which 70,085 hectares were held under rural partnership or lease agreements.

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

From July 1, 2023 until the date hereof, we completed the following transactions:

●	In September 2026, we sold an area of 2,593 hectares (1,752.7 arable hectares) in the Rio do Meio farm, located in Correntina, Bahia. The price was 425 soybean bags per useful hectare, a total nominal amount of R$96.4 million, or approximately R$55,000 per useful hectare. We also leased another 383.4 arable hectares of the same farm, and the lessee has an option to buy them by March 2028 at the same price per hectare.

●	On March 17, 2026, our then subsidiary Agropecuaria Morotí S.A. (merged into Palmeiras S.A. on April 17, 2026) entered into an agreement to sell 921 hectares (502 arable hectares) of the Marangatu farm (“Marangatu II”), located in Mariscal Estigarribia, Boquerón, Paraguay. The total amount of the sale is US$1.5 million (approximately US$3,000 per arable hectare). Of this amount, US$590 thousand, related to 372 hectares (201 arable hectares), was recognized in the third quarter of fiscal year 2026, and the remaining US$903 thousand, related to 549 hectares (301 arable hectares), is subject to certain conditions precedent.

●	In April 2026, we entered into an agreement to terminate the purchase and sale contract for part of the Rio do Meio farm, in Correntina, State of Bahia, originally signed on September 1, 2021 for the sale of 4,559 hectares (3,212 arable hectares) for 746,579 soybean bags. Following the buyer’s default (the buyer is currently under judicial reorganization), the parties agreed to fully and consensually rescind the contract. Of the total area under the contract, 365.75 arable hectares had already been paid for and transferred to the buyer, and 627.87 arable hectares may still be transferred to the buyer, subject to the conditions set forth in the agreement. Upon implementation of the agreement, we derecognized the related receivables (with a present value of R$47.1 million as of December 31, 2025) and reincorporated the remaining 2,218.5 arable hectares into our portfolio as investment property, recognized at fair value in the amount of R$47.1 million.

●	In August 2025, we entered into a lease agreement for approximately 3,081 hectares in Nova Lacerda and Comodoro, State of Mato Grosso, with a term of 13 years. This lease will enable a significant expansion of our operations.

●	In June 2025, we sold the total area of 17,799 hectares in the Preferência farm, located in the municipality of Baianópolis, in the State of Bahia. The total amount of the sale was 452,342 arrobas of cattle, or R$140.0 million on the transaction date.

●	In September 2024, we sold an area of 190 hectares in the Rio do Meio II farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 54,053 soybean bags, or R$7,128 million. In May 2025, we sold an area of 660 hectares. The total amount of the sale was 75.454 soybean bags, or R$10,064 on the transaction date.

●	In September 2024, we sold an area of 1,157 hectares in the Alto Taquari IV farm, located in the municipality of Alto Taquari and Araputanga, in the State of Mato Grosso. The total amount of the sale was 1,272,274 soybean bags, or R$189,401 on the transaction date.

●	In August 2024, we acquired Companhia Agrícola Novo Horizonte S.A. The acquired company has a lease agreement for 4,767 hectares in the region of Primavera do Leste, State of Mato Grosso. The value of the transaction was R$36.4 million, and the remaining lease term is 16 years with an average price of 13 soybean bags per hectare.

●	In March 2024, we entered into a lease agreement for approximately 8,160 hectares in Brotas, in the State of São Paulo, to produce sugarcane. This lease will allow us to diversify our revenue by entering the sugar market, in addition to producing ethanol. The lease term is staggered, with 5,060 hectares leased in 2024 and the remainder by 2029.

●	In March 2024, we sold an area of 12,297 hectares (8,757 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 346 soybean bags per arable hectare, or R$415.1 million (approximately R$47,399 per arable hectare).

The table below indicates the location of our agricultural properties, their arable areas and their current or intended production activities as of the date hereof:

Property	Location	Acquisition/ Lease Date	Total Area	Arable Area	Project	Ownership
			(ha)	(ha)
Jatobá Farm	Jaborandi / BA	March 2007	8,886	7,014	Grains and Pasture	Owned
Alto Taquari Farm	Alto Taquari / MT	August 2007	1,373	763	Sugarcane	Owned
Chaparral Farm	Correntina / BA	November 2007	24,841	17,663	Grains and Cotton	Owned
Nova Buriti Farm	Bonito de Minas / MG	December 2007	24,212	17,976	Forest	Owned
Avarandado Farm (Partnership II) (1)	Ribeiro Gonçalves / PI	November 2013	7,456	7,456	Grains	Leased
Morotí (Paraguai)	Boquerón	February 2018	58,523	32,210	Grains and Pasture	Owned
ETH Farm (Partnership III)(2)	Alto Taquari / MT	May 2015	3,903	3,903	Sugarcane	Leased
Agro-Serra Farm (Partnership IV) (3)	São Raimundo das Mangabeiras/MA	February 2017	13,645	13,645	Sugarcane	Leased
São José Farm	São Raimundo das Mangabeiras/MA	February 2017	17,566	10,156	Grains and Sugarcane	Owned
Xingu Farm (Partnership V) (4)	Região do Xingu / MT	August 2018	13,092	13,092	Grains	Leased
Regalito Farm (Partnership VI)	Região do Xingu / MT	September 2022	5,714	5,714	Grains	Leased
Arrojadinho Farm (5)	Jaborandi / BA	January 2020	16,644	11,732	Grains	Owned
Rio do Meio Farm (6)	Correntina / BA	January 2020	7,252	4,990	Grains	Owned
Serra Grande Farm	Baixa Grande do Ribeiro / PI	April 2020	4,489	2,954	Grains	Owned
Serra Grande II Farm (Partnership VII) (7)	Baixa Grande do Ribeiro / PI	December 2019	6,013	6,013	Grains	Leased
Acres del Sud (Bolívia)	Santa Cruz	February 2021	9,882	9,031	Grains and Sugarcane	Owned
Unagro Farm (Partnership VII) (8)	Santa Cruz	December 2019	1,065	1,065	Grains	Leased
São Domingos Farm (Partnership IX) (9)	Comodoro / MT	July 2022	7,657	7,657	Grains	Leased
Panamby Farm	Querência, MT	September 2022	10,793	5,592	Grains	Owned
Alto da Serra Farm (Partnership X) (10)	Brotas / SP	March 2024	6,773	6,773	Sugarcane	Leased
Novo Horizonte Farm (Partnership XI) (11)	Primavera do Leste / MT	August 2024	4,767	4,767	Grains	Leased
Total			254,548	190,168

(1)	We entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

(2)	We entered into an agricultural development partnership in the Parceria III Farm that may extend until March 30, 2028.

(3)	We entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with an option to renew for another 15 years.

(4)	We entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.

(5)	Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(6)	Farm acquired through the merger of Agrifirma.

(7)	We entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.

(8)	Farm partnership on the farm for the term of one harvest.

(9)	Farm partnership on the farm for up to 12 harvests.

(10)	Agricultural development partnership on the farm for two cycles of six years of sugarcane.

(11)	Agricultural development partnership for up to 16 years.

We have a policy of performing annual appraisals of the fair market value of our agricultural properties. We estimate the market value of our agricultural properties based on each property’s level of development, soil quality and maturity and agricultural potential. For more information concerning our estimates of the fair market value of our agricultural properties, see Note 11 to our financial statements for the fiscal year ended June 30, 2026.

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

The table below indicates the historical cost of acquisition of the land and of subsequent improvements, as well as the estimated fair market value, with respect to our agricultural properties, as of June 30, 2026.

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

The table below shows certain information regarding our own agricultural properties as of June 30, 2026:

Property	Location	Acquisition/ Lease Date	Total Area	Land and Improvement Cost as of June 30, 2026 (1)	Estimated Fair Market Value as of June 30, 2026 (2)	Appreciation(3)
			(ha)	(R$ millions)	(R$ millions)
Jatobá Farm	Jaborandi/BA	March 2007	8,886	12.7	356.5	2,707%
Alto Taquari Farm	Alto Taquari/MT	August 2007	1,373	2.8	24.0	757%
Chaparral Farm	Correntina/BA	November 2007	24,841	91.4	599.0	555%
Nova Buriti Farm	Januaria/MG	December 2007	24,212	24.3	39.9	64%
São José Farm	São Raimundo das Mangabeiras/MA	February 2018	17,566	121.4	586.0	383%
Morotí (Paraguai)	Boqueron/ Paraguay	February 2017	58,523	250.4	379.9	52%
Arrojadinho Farm	Jaborandi/BA	January 2020	16,644	180.1	500.7	178%
Rio do Meio Farm	Jaborandi/BA	January 2020	9,845	112.1	288.0	157%
Serra Grande Farm	Baixa Grande do Ribeiro/PI	April 2020	4,489	42.9	89.0	107%
Acres del Sud	Santa Cruz/ Bolivia	February 2022	9,882	129.9	167.3	29%
Panamby Farm	Querência/ MT	September 2022	10,793	297.5	308.2	4%
Total			187,054	1,265.4	3,338.9	164%

(1)	Consists of land and capital expenditures, including buildings, infrastructure and other improvements to the property, net of depreciation expenses.

(2)	Appraisal from independent firm Deloitte Touche Tohmatsu Consultores Ltda.

(3)	Appreciation includes the impact of inflation since the acquisition date.

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

Agricultural Activities and Products

Independent Production

As of June 30, 2026, we were the operators with respect to our entire portfolio of agricultural properties, including owned properties and leased properties. In the context of our independent (leased) operations, we maintain exclusive control over our production and exclusive responsibility for the acquisition of inputs, raw materials and equipment, hiring and oversight of employees, and infrastructure investment. We currently sell a substantial portion of our production to a small number of import/export companies or customers who have substantial bargaining power. Our net revenue was R$891.6 million for the year ended June 30, 2026 and R$877.4 million for the year ended June 30, 2025. All of our sales are to customers located in Brazil, Bolivia and Paraguay.

We enter into short-term contractual arrangements with third-party contractors, at all stages of the production process, for the provision of services (including our workforce), equipment, and infrastructure needs. We believe that this allows us to be more agile in adapting to market conditions as they unfold.

Leases

As an alternative to independent production, as of June 30, 2026, we had leased 11,628 hectares of our agricultural properties to third parties.

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

Grains

The planting season for grains runs from September to December, and harvest occurs between February and May of each year. During the planting season for our 2025/2026 crop year, we planted 105,814 hectares of grains at our farms in Brazil, Bolivia and Paraguay. For the years ended June 30, 2026 and June, 2025 net revenue from sale of grains accounted for 61.6% and 49.2% of our net revenue, respectively.

All distribution of production from the farms is made through road transportation. We enter into third-party service contracts to transport production from our farms to our storage facilities or to our customers.

Sugarcane

The sugarcane planting season runs from February to May of each year, and harvest occurs between April and November of each year. On June 30, 2026, we had 29,683 hectares planted with sugarcane at our Alto Taquari, São José Farm, ETH, Agro Serra and Acres del Sud farms.

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

We currently supply all of our sugar cane production to Agro Serra, Brenco and Raízen. The supply period covers two complete harvest cycles, which consists of six harvests and five vintages. In the year ended June 30, 2026, Alto da Serra Farm has not defaulted on the payment of any receivable.

In the table below, we present the aging of our receivables based on contractual terms.

As of June 30, 2026
Falling due:	(in R$ thousands)

Up to 30 days	27,387
30 to 90 days	—
91 to 180 days	—
181 to 360 days	—
Total	27,387

On May 8, 2015, we entered into a lease agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of 3,833 hectares until March 30, 2028. The properties are close to Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

We entered into a supply contract with Agro Serra, pursuant to which we currently supply the entirety of our sugarcane production from our Partnership IV farm to them. The term of this supply contract is 15 years, renewable for another 15 years.

For the years ended June 30, 2026 and 2025, net revenue from the sale of sugarcane accounted for 22.1% and 36.7% of our net revenue, respectively.

Our farm output is distributed through road transportation. We enter into third-party service contracts with trucking companies to transport production from our farms to our customers’ sugar and ethanol refineries.

Livestock

As of June 30, 2026, we had 11,470 head of cattle distributed over 8,847 hectares of active pasture.

For the years ended June 30, 2026 and 2025, net revenue from livestock sales accounted for 4.4% and 2.9% of our net revenue, respectively.

Cotton

The planting season for cotton runs from September to December of each year, and the harvest occurs between February and May of each year. During the planting season for our 2025/2026 crop year, we planted 3,568 hectares of cotton.

For the years ended June 30, 2026 and 2025, net revenue from the sale of cotton accounted for 10.6% and 10.0% of our net revenue, respectively.

Investment properties

As of June 30, 2026, the net book value of our investment properties was R$1,337.4 million, of which R$950.5 million represented land acquisition costs and R$387.0 million (net of accumulated depreciation) represented improvements, including building and infrastructure improvements and costs of clearing and preparing the land. For the years ended June 30, 2026 and 2025, gains on farm sales accounted for R$2.1 million and R$180.1 million, respectively.

Agricultural Properties

As of June 30, 2026, we operated 21 agricultural properties, of which 11 were owned by us and 10 were operated under rural partnership or lease agreements, totaling 191,920 hectares of arable land (121,835 hectares owned and 70,085 hectares under rural partnership or lease agreements), not including environmental preservation areas in accordance with Brazilian, Bolivian and Paraguayan environmental law, located in the Brazilian States of Mato Grosso, Minas Gerais, Maranhão, Bahia, Piauí and São Paulo, and in Bolivia and Paraguay. During the planting season for our 2025/2026 crop year, we planted 77,965 hectares of soybean, 25,729 hectares of corn (1st and 2nd crops), 29,683 hectares of sugarcane, 19,083 hectares of other grains (sesame, sorghum and others and leased areas to third parties), 2,120 hectares of beans (1st and 2nd crops), 3,568 hectares of cotton (1st and 2nd crops), and 8,847 hectares of pasture. Except for part of the Nova Buriti farm, we acquire and hold our agricultural properties through subsidiaries, a structure we believe will simplify the future sale of such properties in accordance with Brazilian law. In addition, we entered into rural partnerships to operate agricultural properties, Avarandado Farm, ETH Farm, Agro Serra Farm, Xingu Farm, Regalito Farm, Serra Grande Farm, Unagro Farm, São Domingos Farm, Alto da Serra Farm and Novo Horizonte Farm.

São José Farm: As of June 30, 2026, the São José farm had an area of 17,566 hectares. The São José farm was acquired by our subsidiary Imobiliária Ceibo Ltda. in February 2017 for R$100.0 million. The property is located in the State of Maranhão, in the Northeastern region of Brazil.

We acquired 17,566 hectares, 10,156 hectares, of which are arable and have already been developed, and will be used for the planting of grain crops. The other 7,410 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand per arable hectare).

In addition, we have an agricultural partnership that consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The agricultural partnership has a term of 15 years, which may be extended for the same period.

Jatobá Farm: As of June 30, 2026, the Jatobá farm had an area of 8,886 hectares. The Jatobá farm was acquired by us, in partnership with Grupo Maeda, in 2007, for R$33.0 million. On May 12, 2012, we acquired Grupo Maeda’s partnership stake and became 100% owners of the Jatobá farm, through our subsidiary Jaborandi Propriedades Agrícolas. The property is located in the Municipality of Jaborandi, State of Bahia, in the Northeastern region of Brazil, which we believe to be advantageous for export purposes due to the presence of the Port of Candeias in the State of Bahia.

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

Alto Taquari Farm: As of June 30, 2026, the Alto Taquari farm had an area of 1,373 hectares. The Alto Taquari farm was acquired by our subsidiary Imobiliária Mogno in August 2007 for R$33.2 million. The deed was granted in September 2015 after we paid the outstanding balance of R$27.4 million. The 2009/2010 crop year marked the beginning of our obligations in compliance with our supply contract with Brenco, under which we supply the entirety of our sugarcane production from the Alto Taquari farm to them for a term of two complete crop cycles (six crop years and five harvests). The property is located in the Municipality of Alto Taquari, State of Mato Grosso.

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

Chaparral Farm: As of June 30, 2026, the Chaparral farm had an area of 24,841 hectares. The Chaparral farm was acquired by our subsidiary Imobiliária Cajueiro in November 2007 for R$47.9 million. The deed was granted on September 29, 2008 and was registered on December 12, 2008. The property is located in the Municipality of Correntina, State of Bahia.

In March 2024, we sold an area of 12,335 hectares (8,796 arable hectares) in the Chaparral farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 350 soybean bags per arable hectare, or R$415.1 million (approximately R$47,189 per arable hectare).

Nova Buriti Farm: As of June 30, 2026, the Nova Buriti farm had an area of 24,212 hectares. The Nova Buriti farm was acquired in December 2007 for the total amount of R$22.0 million. The transfer of 3,064 hectares was made in May 2010 to our subsidiary Imobiliária Flamboyant Ltda. and the remaining 21,147 hectares was transferred to us in August 2017, upon the payment of the balance of the price of the amount of R$12.8 million, with the exclusion of the monetary correction as negotiated with the seller. Our subsidiary Imobiliária Flamboyant Ltda. holds a 13% interest in the property, and we hold the remaining 87%. The property is located in the municipality of Bonito de Minas and Cônego Marinho, State of Minas Gerais in the Southeastern region of Brazil, which is in close proximity to major iron producers who utilize large quantities of biofuel, especially from eucalyptus wood, to generate electricity.

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

ETH Farm: On May 8, 2015, we entered into a rural partnership agreement with respect to a property located in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”), pursuant to which we have the right to operate an area of up to 3,903 hectares until March 30, 2028. The properties are close to the Alto Taquari Farm, a region that has had excellent sugarcane production results. This transaction allows us to make use of the operational structure and team already present in the region and ensure greater property management flexibility.

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

Serra Grande Farm: In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,954 hectares, of which are arable to be developed and are suitable for grains cultivation. The other 1,585 hectares are permanent preservation and legal reserve areas. The acquisition price was R$25.0 million, or R$8,600 per arable hectare.

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

In September 2024, we sold an area of 190 hectares in the Rio do Meio II farm, located in the municipality of Correntina, in the State of Bahia. The total amount of the sale was 54,053 soybean bags, or R$7.1 million. In May 2025, we sold an area of 660 hectares. The total amount of the sale was 75,454 soybean bags, or R$10.1 million on the transaction date.

In September 2026, we sold an area of 2,593 hectares (1,752.7 arable hectares) in the Rio do Meio farm, located in Correntina, Bahia. The price was 425 soybean bags per useful hectare, a total nominal amount of R$96.4 million, or approximately R$55,000 per useful hectare. We also leased another 383.4 arable hectares of the same farm, and the lessee has an option to buy them by March 2028 at the same price per hectare.

Termination of Sale Rio do Meio

In April 2026, we entered into an agreement to terminate the purchase and sale contract for part of Fazenda Rio do Meio, in Correntina, State of Bahia, originally signed on September 1, 2021 for the sale of 4,559 hectares (3,212 arable hectares) for 746,579 soybean bags. Following the buyer’s default (the buyer is currently under judicial reorganization), the parties agreed to fully and consensually rescind the contract. Of the total area under the contract, 365.75 arable hectares had already been paid for and transferred to the buyer, and 627.87 arable hectares may still be transferred to the buyer, subject to the conditions set forth in the agreement. Upon implementation of the agreement, we derecognized the related receivables (with a present value of R$47.1 million as of December 31, 2025) and reincorporated the remaining 2,218.5 arable hectares into our portfolio as investment property, recognized at fair value in the amount of R$47.1 million.

As a result, the Rio do Meio farm remained on our portfolio, with a total area of 7,252 hectares.

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

Acres del Sud: On December 20, 2020, Cresud initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuaria S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Acres del Sud and La Primavera.

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

Panamby Farm: On September 15, 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,793 hectares, 5,592 hectares, of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was R$285.6 million (approximately R$53,100 per arable hectare).

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

Alto da Serra Farm:  To facilitate industrial-scale sugarcane production, in March 2024, we entered into a partnership agreement with respect to the Alto da Serra Farm with a leading Brazilian company specializing in the production and commercialization of sugar, ethanol, and electricity derived from sugarcane. The partnership agreement is for approximately 6,773 hectares located in Brotas, State of São Paulo, to produce sugarcane

This agreement is expected to allow us to diversify our revenue by entering the sugar market, in addition to producing ethanol. The lease term is staggered, with 5,060 hectares leased in 2024 and the remainder by 2029.

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

As of June 30, 2026, the Chaparral farm had an area of 24,841 hectares.

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

The property has an arable area of 5,592 hectares (10,793 hectares of total area), of which 80% are suitable for a second crop. The farm has clay and rainfall levels, and is located at an altitude that, allow cultivation of grains and cotton and is located less than 100 km from paved roads. The farm is located in the Eastern region of the state of Mato Grosso, which is characterized by the high growth of agricultural areas in Brazil, with the advancement of agriculture in pasture areas.

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

In September 2026, we sold an area of 2,593 hectares (1,752.7 arable hectares) in the Rio do Meio farm, located in Correntina, Bahia. The price was 425 soybean bags per useful hectare, a total nominal amount of R$96.4 million, or approximately R$55,000 per useful hectare. We also leased another 383.4 arable hectares of the same farm, and the lessee has an option to buy them by March 2028 at the same price per hectare.

Termination of Sale Rio do Meio

In April 2026, we entered into an agreement to terminate the purchase and sale contract for part of Fazenda Rio do Meio, in Correntina, State of Bahia, originally signed on September 1, 2021 for the sale of 4,559 hectares (3,212 arable hectares) for 746,579 soybean bags. Following the buyer’s default (the buyer is currently under judicial reorganization), the parties agreed to fully and consensually rescind the contract. Of the total area under the contract, 365.75 arable hectares had already been paid for and transferred to the buyer, and 627.87 arable hectares may still be transferred to the buyer, subject to the conditions set forth in the agreement. Upon implementation of the agreement, we derecognized the related receivables (with a present value of R$47.1 million as of December 31, 2025) and reincorporated the remaining 2,218.5 arable hectares into our portfolio as investment property, recognized at fair value in the amount of R$47.1 million.

Sale of Morotí Farm

In October 2022, we sold an area of 863 hectares (498 arable hectares) in the Morotí farm, located in Paraguay. The total amount of the sale was US$1.5 million (approximately US$3,000 per arable hectare). The buyer made an initial payment of U$748,500. The remaining balance will be paid in three equal annual installments.

On March 17, 2026, our then subsidiary Agropecuaria Morotí S.A. (merged into Palmeiras S.A. on April 17, 2026) entered into an agreement to sell 921 hectares (502 arable hectares) of the Marangatu farm (“Marangatu II”), located in Mariscal Estigarribia, Boquerón, Paraguay. The total amount of the sale is US$1.5 million (approximately US$3,000 per arable hectare). Of this amount, US$590 thousand, related to 372 hectares (201 arable hectares), was recognized in the third quarter of fiscal year 2026, and the remaining US$903 thousand, related to 549 hectares (301 arable hectares), is subject to certain conditions precedent

Sale of Araucária Farm

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

Acres del Sud

On December 20, 2020, Cresud initiated a corporate reorganization under which we entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuaria S.A. (collectively, “Acres del Sud”), all of which were indirectly controlled by Cresud. These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Acres del Sud and La Primavera.

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

The unrestricted shares issued for consideration in connection with the acquisition of Agrifirma’s control were recognized as equity. The restricted shares, the Agrifirma Warrants and the Agrifirma Warrant dividends were recorded under “other liabilities” in the statement of financial position at fair value through profit or loss, since their final amount could vary due to certain conditions set forth in the Merger Agreement and, for such reason, they did not meet the definition of an equity instrument under IAS 32 – Financial Instruments: Presentation. During the fiscal year ended June 30, 2026, the remaining balance of restricted shares was derecognized upon the end of the lock-up period and the subsequent agreements that allowed their early release. Accordingly, as of June 30, 2026, no amounts related to these instruments remained recorded in our statement of financial position. See notes 19 and 20 to our financial statements for the fiscal year ended June 30, 2026.

Serra Grande Farm Acquisition

In April 2020, we acquired the Serra Grande farm located in Baixa Grande do Ribeiro, in the State of Piauí. The acquisition consisted of an area of 4,489 hectares, 2,954 hectares, of which are arable to be developed and are suitable for grains cultivation. The other 1,535 hectares are permanent preservation and legal reserve areas. The acquisition price was set at R$25.0 million, or R$8,600 per arable hectare. We made an initial payment of R$10.7 million and the balance will be paid through three equal annual installments.

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

Xingu Farm

On July 11, 2018, we entered into an agricultural rural partnership agreement with 3SB Produtos Agrícolas S.A. (“Brasilagro/3SB Partnership Agreement”), which was amended on August 28, 2018. The scope of 3SB Partnership Agreement involved a total of 11 rural properties, all located in the Municipality of São Felix do Araguaia, in the State of Mato Grosso, comprising a total agricultural area of 23,615 useful hectares. 3SB Produtos Agrícolas S.A. holds the rural properties under the Brasilagro/3SB Partnership Agreement by reason of rural lease agreements that it had previously entered into with the owners of such properties. For this reason, the term of the Brasilagro/3SB Partnership Agreement varies from property to property, according to the term of each rural lease agreement entered into with each of the owners. On June 1, 2019, the total agricultural area of the Brasilagro/3SB Partnership Agreement was reduced by 3,242 useful hectares. On June 13, 2019, we entered into a new rural lease agreement with the owner of Fazenda Santa Luzia and Fazenda Jataí II (following the expiration of the rural lease agreements originally entered into with 3SB Produtos Agrícolas S.A.). Considering both the Brasilagro/3SB Partnership Agreement and the agreements that we entered into with the owner of Fazenda Santa Luzia and Fazenda Jataí II, the total agricultural area currently occupied by us in São Felix do Araguaia, in the State of Mato Grosso, is 20,138 hectares.

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

For the year ended June 30, 2026, net revenue of our sugarcane production to Brenco was R$39.1 million, representing 4.4% of our total net revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term. We believe this gives us the predictability that makes it practicable for us to grow and commercialize sugarcane, given that sugarcane crops have a productive cycle lasting six years from the first harvest.

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

Customers

We currently sell a substantial portion of our total crop production to a small number of customers who have substantial bargaining power. In the year ended June 30, 2026, three of our customers were responsible for 45.1% of our revenue, and each of these three customers was responsible for at least 10% of our revenue. Of these three customers, two were responsible for 42.3% of our revenue in the grain/cotton segment, and one was responsible for 65.2% of our revenue in the sugarcane segment. As of June 30, 2026, there are no customers in the other segments that account for 10% or more of our revenue in relation to our total revenue. See “Item 3—Key Information—Risk Factors—Substantially all of our revenue is derived from a small number of customers, which may adversely affect our business, financial condition and results of operations.”

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

We have also a Directors and Officers (D&O) insurance policy, which covers the members of our board of directors, executive board, audit board or other body created by our bylaws or employees that hold a management position to which they have been elected or appointed, provided that such election or appointment has been ratified by competent bodies, as applicable, and that the indemnification shall always be subject to the limits provided in the respective insurance policy. Consultants, external auditors, shareholders, partners, interveners, depositaries, or liquidators of the Company are not covered by this D&O insurance policy. This insurance policy covers civil liability up to R$55.0 million, and environmental damages up to R$55.0 million. This policy is currently in force and will expire on February 2, 2027.

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

We have filed three trademark registration applications with the INPI for the trademark name (which corresponds to our current corporate name) “BrasilAgro – Companhia Brasileira de Propriedades Agrícolas” under Nos. 829541861, 829541870 and 829541853.

Registration No. 829541861 concerning intermediation, purchase, sale or lease of properties, land, buildings and real estate in rural and urban areas, intermediation in real estate transactions of any kind, as well as participation in other companies, in undertakings in Brazil and abroad was granted to us by the INPI on June 2, 2020 and will expire on June 2, 2030. Registration No. 829541870 concerning marketing, distribution, importation and export of agricultural and livestock products was granted to us by the INPI on June 5, 2012 and will expire on June 5, 2032. Registration No. 829541853 concerning products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables, seeds, plants and natural flowers and animal feed was granted to us by the INPI on September 20, 2016 and will expire on September 20, 2036.

We also have filed three trademark registration applications for the trademark name “BrasilAgro – Companhia Brasileira de Propriedades Agropecuárias,” under applications No. 827971575, 827971567 and 827971583. Registration No. 827971567 was approved on April 7, 2020 and will expire on April 7, 2030. Registration Nos. 827971575 and 827971583 were approved on June 14, 2011 and January 28, 2014, respectively, and will expire on June 14, 2031 and January 28, 2034, respectively.

In addition, we filed three trademark registration applications for the single name “BrasilAgro.” The first one, filed at INPI under No. 829541870 is a service trademark, refers to NCL (9) 35 - marketing, distribution, importation and export of agricultural and livestock products, was approved on November 1, 2011 and expires on November 1, 2022. The second one, filed under No. 829541853, refers to a product trademark, on NCL 31, involving products related to agriculture and livestock, such as agricultural products, vegetables, forestry, grains and animals, fruits, vegetables and fresh vegetables, seeds, plants and natural flowers, animal food and malt, was approved on September 20, 2016 and remains in force until November, 2031. Finally, the third trademark registration application for the name “BrasilAgro” had the analysis thereof postponed by means of a decision dated June 28, 2011 and is currently halted given that it is pending evaluation of another prior trademark registration application by the INPI.

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

Cash Management

To the extent we are unable or decide not to deploy our capital through agricultural property acquisitions or other investments, we maintain any uninvested cash and cash equivalents in short-term, liquid fixed income investments, such as bank certificates of deposit, repurchase agreements and government securities.

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

We have or are in the process of obtaining environmental licenses for all of our operations. As of June 30, 2026, we held 62 environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

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

As of June 30, 2026, 65,220.42 hectares, or approximately 35% of the total area of our properties, consisted of protected areas.

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

All of our owned properties are registered or in the process of being registered with CAR. We currently own and manage approximately 206 CARs.

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

Certifications

Recognitions and certifications are valuable for business strategy, attesting to the company’s environmental compliance. We have the Round Table on Responsible Soy (RTRS) certification at Fazenda São José (MA) and Jataí (MT), the Responsible Brazilian Cotton (ABR) and Better Cotton Initiative (BCI) certificate at the farms in Bahia (Arrojadinho and Chaparral); the Jaguar Conservation Found (IOP) in Fazenda Panamby (MT), the Triple Sello in Bolivia and Renovabio (in Alto Taquari, São José and Alto da Serra).

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

Law No. 13,986, of April 7, 2020, amended Law No. 5,709/71 and established that the limitations mentioned above do not apply to: (i) the constitution of real estate collateral or real guarantees (including the transfer of fiduciary ownership of real estate); and (ii) the settlement of debts arising from the execution of real estate collateral or real guarantees. Both exceptions favor Brazilian companies whose majority share capital is held by foreigners of the same nationality or foreign entities, which creates certain business opportunities.

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

The applicability of Law No. 5,709/71 is being discussed in the Original Civil Action (Ação Cível Originária) No. 2,463 and in the Action for Breach of Constitutional Provision (Ação de Descumprimento de Preceito Fundamental) No. 342, both before the Brazilian Supreme Court (STF). The first action (Original Civil Action No. 2,463) concerns the Opinion No. 461/2012-E of the General Inspectorate of Justice of the State of São Paulo (Corregedoria-Geral de Justiça do Estado de São Paulo), which established that notaries and real estate registry officials of the State of São Paulo would be exempt from complying with the restrictions imposed by Law No. 5,709/71 and by Decree No. 74,965/74. The second action (Action for Breach of Constitutional Provision No. 342), which is related to the first lawsuit, was filed on April 16, 2015 by the Brazilian Rural Society (Sociedade Rural Brasileira) questioning the applicability of paragraph 1, article 1, of Law No. 5,709/71 and consequently, of the opinion issued by the Federal Attorney General’s Office (AGU) in 2010.

On April 23, 2026, the Brazilian Supreme Court (STF) unanimously ruled on ADPF No. 342 and ACO No. 2,463 and upheld the constitutionality of paragraph 1 of article 1 of Law No. 5,709/71, confirming that Brazilian companies whose majority share capital is held, or which are controlled, by foreign individuals or entities are equated to foreign entities for purposes of the restrictions on the acquisition and lease of rural properties in Brazil. The decisions were published on August 21, 2026. As of the date of this annual report, the judgment of the motion for clarification (embargos de declaração) filed by the Brazilian Rural Society is still pending, and we are not able to estimate when the decision will become final or whether its effects will be modulated. We are assessing the potential impacts of this decision on our ability to acquire and lease rural properties, on acquisitions and leases completed after the approval of the AGU-LA-2010 Opinion, and on potential buyers of our properties. Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties.

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

The chart below illustrates our corporate structure as of June 30, 2026. All of our subsidiaries are incorporated in Brazil, Bolivia and Paraguay.

(1)	Part of our common shares are held by Cresud, in its capacity as our significant shareholder, are deposited with The Bank of New York Mellon, in the form of ADRs (American Depositary Receipts). These common shares account for 34.22% of our common shares and include the common shares held by Cresud S.A.C.I.F.Y.A., as well as by Cresud’s controlling shareholder, Mr. Eduardo Elsztain,

(2)	The percentage of 9.74% of our common shares held by Charles River Capital considers the consolidated position of all of the funds managed by Charles River Capital.

D.	Property, Plants and Equipment

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

The following discussion contains forward-looking statements that involve risks and uncertainties, in particular with respect to our historical and future results of operations and financial condition. See “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors.”

A.	Operating Results

Impact of the Ongoing Conflict between Russia and Ukraine and the Conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East

We have been following the developments of the conflict between Russia and Ukraine since February 2022 and the conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East. Although neither our customers nor suppliers reside in such countries, we expect that the price of some agricultural inputs necessary for our operations, such as fertilizers and fuel, may increase due to the impact of such conflicts on the global economy and geopolitical instability. The war in Ukraine has led to significant disruptions in global agriculture, and in the energy and fertilizer markets, causing price volatility and supply chain challenges. Similarly, the conflict between Israel and Hamas, the United States and Iran, and related conflicts in the Middle East, have the potential to affect global grain and fertilizer prices, further exacerbating the cost pressures on our operations. In addition, the increase of fuel and fertilizer prices, as well as logistical costs resulting from these conflicts, may have an adverse effect on our business, financial condition, and results of operations.

Impact of Changes in U.S. Trade Policy

We also continuously monitor changes in international trade policy, including tariff measures, trade barriers, import and export restrictions and other instruments that may affect global agricultural commodity flows. The tariff policies adopted by the United States with respect to agricultural products have undergone recent adjustments, including changes to the conditions applicable to certain products and countries. In 2025, the United States imposed additional tariffs on Brazilian goods under the International Emergency Economic Powers Act (IEEPA), subsequently granting partial exemptions for certain agricultural products, and in early 2026 the U.S. Supreme Court limited the use of IEEPA as a basis for such tariffs. However, on July 22, 2026, an additional 25% tariff imposed by the Office of the U.S. Trade Representative under Section 301 of the Trade Act of 1974 became effective on a broad range of Brazilian products, including sugar and agricultural machinery, and the Brazilian government has been considering responsive measures, including under the Economic Reciprocity Law and before the World Trade Organization. The international trade policy environment therefore remains subject to significant uncertainty, including with respect to demand for and prices of sugar and ethanol (and, indirectly, sugarcane) and the cost of imported machinery and inputs, with potential effects on commodity price volatility, global trade flows and foreign exchange rates. We continue to monitor, on an ongoing basis, U.S. trade policies and their developments in the global markets. Our focus remains on strategic risk management and on identifying opportunities to preserve the competitiveness of our products, ensuring the sustainability of our operations and the stability of our results even in adverse circumstances. No changes were identified that had a material impact on our individual and consolidated financial statements for the fiscal year ended June 30, 2026.

Business Drivers and Measures

Brazilian Macroeconomic Environment

Our financial condition and results of operations are influenced by the Brazilian economic environment.

In 2022, the Brazilian economy began to grow considerably. The Brazilian GDP increased 2.7% in 2022, 2.38% in 2023, and 3.61% in 2024. Inflation, as measured by the Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo) (IPCA), published by IBGE, was 5.79% in 2022, 4.62% in 2023, 4.83% in 2024, and 4.26% in 2025. Cumulative inflation in the first six months of 2026, calculated by the same index, was 3.36%.

In 2024, the Brazilian real depreciated by 27.9% against the U.S. dollar due to domestic factors, such as increased fiscal risk stemming from the government’s lack of spending control, as well as external factors, including the election of Donald Trump in the United States in November 2024, which strengthened the U.S. currency globally. In 2025, the Brazilian real appreciated by 11.1% against the U.S. dollar due to a globally weaker U.S. dollar, driven by a slowdown in the U.S. economy and expectations of lower interest rates in the United States. In 2026, through September 30, 2026, the Brazilian real appreciated by 5.8% against the U.S. dollar.

In June 2026, Fitch Ratings and S&P Global Ratings affirmed Brazil’s long-term sovereign credit rating at ‘BB’ with a stable outlook, and Moody’s rating for Brazil remained at Ba1 with a stable outlook. These ratings, still below investment grade, reflect the strength of Brazil’s large and diversified economy and its solid external accounts, but remain constrained by elevated and rising public debt, rigid budget structures and uncertainty regarding fiscal policy following the 2026 general elections. Fitch forecasts that Brazil’s gross general government debt will exceed 80% of GDP in 2026.

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

The table below sets forth certain market indices that affect our operating and financial results:

	Year Ended June 30,
	2026	2025	2024	Source
	(R$/bag)
Soybean Price (Paranaguá)
Closing	133.58	137.77	139.94	Bloomberg
Exchange rate	(R$ per US$ 1.00, except as otherwise indicated)
Beginning	5.45	5.56	4.82	Bloomberg
Closing	5.18	5.46	5.56	Bloomberg
Average	5.24	5.70	5.00	Bloomberg
ATR (R$/Kg of ATR)(1)	1.08	1.25	1.16	http://www.udop.com.br
Closing IGP-M (%)(2)	3.16%	4.38%	2.45%	BACEN
IPCA(3)	4.64%	5.35%	4.22%	BACEN
CDI(4)	14.78%	12.14%	11.67%	BACEN
NPK(5) (R$/ton)	3,142.52	3,054.70	2,441.17	Bloomberg

(1)	ATR corresponds to the quantity of sugar available in the raw material subtracted from the losses in the industrial process.

(2)	IGP-M is published monthly by FGV.

(3)	IPCA is published monthly by IBGE.

(4)	The CDI rate is the average of the rates of inter-bank deposits charged during the day in Brazil (accumulated in the period).

(5)	NPK is the chemical compound of farming fertilizers made up of nitrogen, phosphorus and potassium combined at a ratio of 2:20:20.

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

State Fund of development and infrastructure (Fundo de Desenvolvimento da Infraestrutura), or FDI, is a contribution established by the state of Piauí on the sale of soybean and corn. A rate of 1% is applied on the invoice amount.

Special Grain Contribution (Contribuição Especial de Grãos), or CEG, is a contribution of 1% per ton of soybean and corn sold in the State of Maranhão.

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

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques – the discounted cash flows method. The data used in these methods is based on the information observed in the market, whenever possible, and if unavailable, a certain level of judgment is required to establish such fair value. Judgment is used for the data to be used, e.g. price, productivity and production cost. Changes in the assumptions on these inputs might affect the fair value of biological assets.

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

Income and social contribution-current and deferred taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries Agrifirma Agro Ltda. and Novo Horizonte Agrícola Ltda. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

Deferred income and social contribution taxes

Current and deferred income and social contribution taxes refer to taxes on net profits. We and our subsidiaries Agrifirma Agro Ltda. and Novo Horizonte Agrícola Ltda. assess such taxes under the taxable income regime, with a maximum rate of 34%, consisting of: (i) income tax, at a rate of 15% of profits; (ii) income tax surcharge of 10% levied upon profits exceeding R$240,000 per year; (iii) social contribution tax on net profit, at a rate of 9%; and (iv) deferred income and social contribution taxes.

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

Recent Developments

On March 17, 2026, our then subsidiary Agropecuaria Morotí S.A. (merged into Palmeiras S.A. on April 17, 2026) entered into an agreement to sell 921 hectares (502 arable hectares) of the Marangatu farm (“Marangatu II”), located in Mariscal Estigarribia, Boquerón, Paraguay. The total amount of the sale is US$1.5 million (approximately US$3,000 per arable hectare). Of this amount, US$590 thousand, related to 372 hectares (201 arable hectares), was recognized in the third quarter of fiscal year 2026, and the remaining US$903 thousand, related to 549 hectares (301 arable hectares), is subject to certain conditions precedent.

In April 2026, we entered into an agreement to terminate the purchase and sale contract for part of Fazenda Rio do Meio, in Correntina, State of Bahia, originally signed on September 1, 2021 for the sale of 4,559 hectares (3,212 arable hectares) for 746,579 soybean bags. Following the buyer’s default (the buyer is currently under judicial reorganization), the parties agreed to fully and consensually rescind the contract. Of the total area under the contract, 365.75 arable hectares had already been paid for and transferred to the buyer, and 627.87 arable hectares may still be transferred to the buyer, subject to the conditions set forth in the agreement. Upon implementation of the agreement, we derecognized the related receivables (with a present value of R$47.1 million as of December 31, 2025) and reincorporated the remaining 2,218.5 arable hectares into our portfolio as investment property, recognized at fair value in the amount of R$47.1 million.

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

	Year Ended June 30, 2026
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	891,652	10,079	549,099	94,599	197,462	39,464	949	-
Gain on sale of farms	2,078	2,078	-	-	-	-	-	-
Changes in fair value of biological assets and agricultural products	32,080	-	73,076	(15,446)	(23,063)	834	(3,321)	-
Adjustment to net realizable value of agricultural products after harvest, net	(1,074)	-	(1,061)	-	-	-	(13)	-
Cost of sales	(828,422)	(1,764)	(535,499)	(97,810)	(159,512)	(38,967)	5,130	-
Gross profit (loss)	96,314	10,393	85,615	(18,657)	14,887	1,331	2,745	-

Operating income (expenses)
Selling expenses	(72,546)	-	(53,942)	(18,248)	(89)	(267)	-	-
General and administrative expenses	(67,953)	-	-	-	-	-	-	(67,953)
Other operating income (expenses), net	(8,732)	-	-	-	-	-	-	(8,732)
Operating income (loss)	(52,917)	10,393	31,673	(36,905)	14,798	1,064	2,745	(76,685)
Share of profit (loss) of a joint venture	(7)							(7)
Profit (loss) before financial result and taxes	(52,924)	10,393	31,673	(36,905)	14,798	1,064	2,745	(76,692)

Financial income (expenses)
Financial income	496,200	321,852	65,553	18,107	13,830	64	-	76,794
Financial expenses	(590,578)	(364,941)	(52,894)	(8,371)	(15,844)	(135)	-	(148,393)
Profit (loss) before income and social contribution taxes	(147,302)	(32,696)	44,332	(27,169)	12,784	993	2,745	(148,291)

Income and social contribution taxes	57,293	(5,989)	(15,073)	9,237	(4,347)	(338)	(933)	74,736

Net income (loss) for the year	(90,009)	(38,685)	29,259	(17,932)	8,437	655	1,812	(73,555)

	Year Ended June 30, 2025
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	877,443	9,325	431,978	87,890	322,189	25,470	591	-
Gain on sale of farms	180,086	180,086	-	-	-	-	-	-
Changes in fair value of biological assets and agricultural products	122,671	-	71,798	(5,421)	41,812	17,728	(3,246)	-
Adjustment to net realizable value of agricultural products after harvest, net	(8,069)	-	(5,732)	(2,174)	-	-	(163)	-
Cost of sales	(833,910)	(2,151)	(422,135)	(82,544)	(284,684)	(23,805)	(18,591)	-
Gross profit (loss)	338,221	187,260	75,909	(2,249)	79,317	19,393	(21,409)	-

Operating income (expenses)
Selling expenses	(59,511)	(6,927)	(38,722)	(13,369)	(27)	(466)	-	-
General and administrative expenses	(67,488)	-	-	-	-	-	-	(67,488)
Other operating income (expenses), net	(4,753)	-	-	-	-	-	-	(4,753)
Operating income (loss)	206,469	180,333	37,187	(15,618)	79,290	18,927	(21,409)	(72,241)
Share of profit (loss) of a joint venture	(1,424)	-	-	-	-	-	-	(1,424)
Profit (loss) before financial result and taxes	205,045	180,333	37,187	(15,618)	79,290	18,927	(21,409)	(73,665)

Financial income (expenses)
Financial income	337,510	154,412	64,522	8,559	6,021	947	-	103,049
Financial expenses	(417,906)	(190,499)	(33,249)	(2,007)	(17,857)	(2,018)	-	(172,276)
Profit (loss) before income and social contribution taxes	124,649	144,246	68,460	(9,066)	67,454	17,856	(21,409)	(142,892)

Income and social contribution taxes	13,371	(13,326)	(23,276)	3,082	(22,934)	(6,071)	7,279	68,617

Net income (loss) for the year	138,020	130,920	45,184	(5,984)	44,520	11,785	(14,130)	(74,275)

	Year Ended June 30, 2024
	(in R$ thousands)
			Agricultural activity
	Total	Real estate	Grains	Cotton	Sugarcane	Cattle raising	Other	Corporate
Net revenue	771,126	14,284	410,788	77,971	236,393	29,599	2,091	-
Gain on sale of farms	248,375	248,375	-	-	-	-	-	-
Changes in fair value of biological assets	40,499	-	27,213	4,798	21,996	(6,704)	(6,804)	-
Adjustment to net realizable value of agricultural products after harvest, net	(1,091)	-	(552)	(393)	-	-	(146)	-
Cost of sales	(747,019)	(2,107)	(401,745)	(73,519)	(212,925)	(30,026)	(26,697)	-
Gross profit (loss)	311,890	260,552	35,704	8,857	45,464	(7,131)	(31,556)	-

Operating income (expenses)
Selling expenses	(55,064)	-	(38,741)	(9,494)	(144)	(428)	(6,257)	-
General and administrative expenses	(65,534)	-	-	-	-	-	-	(65,534)
Other operating income (expenses), net	(5,427)	-	-	-	-	-	-	(5,427)
Operating income (loss)	185,865	260,552	(3,037)	(637)	45,320	(7,559)	(37,813)	(70,961)
Share of profit (loss) of a joint venture	(58)	-	-	-	-	-	-	(58)
Profit (loss) before financial result and taxes	185,807	260,552	(3,037)	(637)	45,320	(7,559)	(37,813)	(71,019)

Financial income (expenses)
Financial income	312,916	152,042	84,695	6,215	4,071	801	-	65,092
Financial expenses	(307,208)	(107,051)	(30,841)	(4,458)	(6,931)	(808)	-	(157,119)
Profit (loss) before income and social contribution taxes	191,515	305,543	50,817	1,120	42,460	(7,566)	(37,813)	(163,046)

Income and social contribution taxes	35,352	(19,247)	(17,278)	(381)	(14,436)	2,572	12,857	71,265

Net income (loss) for the year	226,867	286,296	33,539	739	28,024	(4,994)	(24,956)	(91,781)

The table below shows a summary of our statement of operations for the years indicated.

	2026	2025	2024
	(in R$ thousands, except share and per share information)
CONSOLIDATED STATEMENT OF INCOME
Net revenue	891,652	877,443	771,126
Gain on sale of farms	2,078	180,086	248,375
Changes in fair value of biological assets and agricultural products	32,080	122,671	40,499
Adjustment to net realizable value of agricultural products after harvest, net	(1,074)	(8,069)	(1,091)
Cost of sales	(828,422)	(833,910)	(747,019)
Gross income	96,314	338,221	311,890
Selling expenses	(72,546)	(59,512)	(55,064)
General and administrative expenses	(67,953)	(67,488)	(65,534)
Other operating income (expenses) net	(8,732)	(4,753)	(5,427)
Operating expenses	(149,231)	(131,753)	(126,025)
Share of profit (loss) of a joint venture	(7)	(1,424)	(58)
Profit before financial result and taxes	(52,924)	205,044	185,807
Financial income	496,200	337,510	312,916
Financial expenses	(590,578)	(417,906)	(307,208)
Financial income (expenses)	(94,378)	(80,396)	5,708
Profit (loss) before income and social contribution taxes	(147,302)	124,648	191,515
Income and social contribution taxes	57,293	13,371	35,352
Net income (loss) for the year	(90,009)	138,019	226,867
Profit attributable to equity holders of the parent	(90,009)	138,019	226,867
Issued shares at the fiscal year end	102,683,444	102,683,444	102,683,444
Basic earnings per share	(0.90)	1.39	2.28
Diluted earnings per share	(0.90)	1.38	2.27

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

Net revenue

Net revenue increased R$14.2 million, from R$877.4 million in the fiscal year ended June 30, 2025, to R$891.7 million in the fiscal year ended June 30, 2026. This increase is due to an increase in the revenue from soybean and corn sales, which was largely offset by a decrease in the revenue from sugarcane sales.

i.	Revenue from sugarcane sales: revenue from sugarcane sales decreased R$124.7 million, from R$322.2 million (reflecting sales of 1,840,588 tons at an average price of R$175 per ton) for the year ended June 30, 2025 to R$197.5 million (reflecting sales of 1,188,870 tons at an average price of R$166 per ton) for the year ended June 30, 2026. The decrease in the revenue from sugarcane sales was mainly due to a 35% reduction in the volume of sugarcane sold, as lower sugar and ethanol prices led to a slower pace of milling and the postponement of approximately 280,000 tons of sugarcane to the following fiscal year, combined with a 5% decrease in the average price;

ii.	Revenue from grain sales: revenue from grain sales increased R$117.1 million, from R$432.0 million for the year ended June 30, 2025 to R$549.1 million for the year ended June 30, 2026. This represented an increase of 27.1% over the previous year, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$80.2 million, from R$364.6 million (reflecting sales of 193,146 tons at an average price of R$1,888 per ton) for the year ended June 30, 2025, to R$444.8 million (reflecting sales of 243,000 tons at an average price of R$1,830 per ton) for the year ended June 30, 2026. This increase is driven by a 26% increase in sales volume, which more than offset a 3% reduction in the average price;

●	Revenue from corn sales: revenue from corn sales increased R$31.3 million, from R$60.4 million (reflecting sales of 77,811 tons at an average price of R$776 per ton) for the year ended June 30, 2025, to R$91.7 million (reflecting sales of 117,852 tons at an average price of R$778 per ton) for the year ended June 30, 2026, mainly reflecting a 51% increase in the volume invoiced;

iii.	Revenue from cattle sales: cattle-raising revenue increased R$14.0 million, from R$25.5 million (reflecting sales of 2,858 tons) for the year ended June 30, 2025, to R$39.5 million (reflecting sales of 3,801 tons) for the year ended June 30, 2026. This increase is due to a 33% increase in the volume sold combined with a 17% increase in the average price per ton.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2026	2025	2026	2025	2026	2025
Grain	105,814	102,043	366,031	274,058	549,100	431,979
Sugarcane	29,683	30,857	1.188.870	1,840,588	197,462	322,189

Gain on sale of farms

For the year ended June 30, 2026, the gain on the sale of farms totaled R$2.1 million, comprised of: (i) a gain of R$0.7 million related to the final measurement adjustment of the area delivered under the sale of the Rio do Meio II Farm; and (ii) a gain of R$1.4 million related to the sale of the Morotí Farm, in Paraguay. In the year ended June 30, 2025, the gain on the sale of farms was R$180.1 million, primarily reflecting the conclusion of the second stage of the sale of the Alto Taquari Farm and the sale of the Preferência Farm.

Changes in fair value of biological assets and agricultural products

Changes in fair value of biological assets and agricultural products varied from a gain of R$122.7 million in the fiscal year ended June 30, 2025 to a gain of R$32.1 million in the fiscal year ended June 30, 2026, a decrease of 74%. This decrease mainly reflects the change in the sugarcane result, from a gain of R$41.8 million in 2025 to a loss of R$23.1 million in 2026, and lower contributions from corn and cattle, which were partially offset by a 26% increase in the gain related to soybean.

Adjustments to net realizable value of agricultural products after harvest

The provision for the net realizable value of agricultural products after harvest varied from a loss of R$8.1 million in the fiscal year ended June 30, 2025 to a loss of R$1.1 million in the fiscal year ended June 30, 2026. Such variation resulted from the difference in the price of grain inventory from the time of harvest to the end of the respective accounting period.

Cost of sales

Cost of sales decreased R$5.5 million, from R$833.9 million for the year ended June 30, 2025, to R$828.4 million for the year ended June 30, 2026.

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$92.2 million. Our average cost per ton of soybean sold increased 1%, from R$1,792 per ton (corresponding to 193,146 tons at a total cost of R$346.1 million) for the year ended June 30, 2025, to R$1,804 per ton (corresponding to 243,000 tons at a total cost of R$438.3 million) for the year ended June 30, 2026, mainly due to the lower cost of inputs purchased in U.S. dollars at a lower exchange rate, which more than offset the 3% decrease in the average price;

ii.	Cost of corn sold: the cost of corn sold increased by R$15.1 million. Our average cost per ton of corn sold decreased by 20%, from R$888 per ton (corresponding to 77,811 tons at a total cost of R$69.1 million) for the year ended June 30, 2025, to R$714 per ton (corresponding to 117,852 tons at a total cost of R$84.2 million) for the year ended June 30, 2026, mainly due to higher crop productivity, while the average price remained relatively stable;

iii.	Cost of sugarcane sold: the cost of sugarcane sold decreased by R$125.2 million. Our average cost per ton of sugarcane sold decreased by 13%, from R$155 per ton (corresponding to 1,840,588 tons at a total cost of R$284.7 million) for the year ended June 30, 2025, to R$134 per ton (corresponding to 1,188,870 tons at a total cost of R$159.5 million) for the year ended June 30, 2026. The decrease in the cost of sugarcane sold mainly reflects the 35% reduction in the volume sold, as a result of the slowdown in the crushing activities of the mills.

Gross income

For the reasons mentioned above, in the fiscal year ended June 30, 2026, our gross income was R$96.3 million, compared to R$338.2 million in the fiscal year ended June 30, 2025, representing a decrease of 72%. This decrease was mainly driven by the lower contribution from gains on the sale of farms, which decreased from R$180.1 million to R$2.1 million, and by the reduction in the result from agricultural products, mainly impacted by the lower contribution from sugarcane and cotton, partially offset by the improvement in the results from soybean and corn.

Selling expenses

Selling expenses increased by R$13.0 million, from R$59.5 million in the fiscal year ended June 30, 2025, to R$72.5 million in the fiscal year ended June 30, 2026. This increase is explained by: (i) higher freight expenses, due to the increased volume of soybean and corn sold; (ii) higher storage and processing expenses; (iii) the 33% increase in the volume of cotton sold; and (iv) the increased share of sales made on a CIF basis, under which the Company bears the freight cost to the destination port, with the corresponding cost incorporated into the sale price, partially offset by lower commission expenses.

General and administrative expenses

General and administrative expenses increased by R$0.5 million, from R$67.5 million in the fiscal year ended June 30, 2025, to R$68.0 million in the fiscal year ended June 30, 2026. This increase was due to: (i) higher expenses with services rendered, mainly related to increased spending on internal controls; and (ii) higher depreciation and amortization expenses, resulting from the entry into operation of new systems and the new administrative structure. These increases were partially offset by lower expenses with taxes and fees, leases and rentals and the ILPA long-term incentive plan.

Other operating income (expenses), net

Other operating expenses, net increased R$4.0 million, from an expense of R$4.8 million for the year ended June 30, 2025, to an expense of R$8.7 million for the year ended June 30, 2026. This increase reflects mainly losses related to the write-off of fixed assets, provisions and updates related to legal claims, and higher tax expenses, including social security fines recognized in the period.

Share of profit (loss) of a joint venture

For the year ended June 30, 2026 we recorded a loss of R$0.007 million compared to a loss of R$1.4 million for the year ended June 30, 2025.

Financial income (expenses), net

Financial income increased R$158.7 million, from R$337.5 million for the year ended June 30, 2025, to R$496.2 million for the year ended June 30, 2026, and financial expenses increased R$172.7 million, from R$417.9 million for the year ended June 30, 2025, to R$590.6 million for the year ended June 30, 2026. The consolidated financial result was a net expense of R$94.4 million for the year ended June 30, 2026, compared to a net expense of R$80.4 million for the year ended June 30, 2025. The variation in financial income (expenses), net is mainly due to:

i.	Interest expenses totaled R$97.2 million, an increase of 17%, reflecting a higher average indebtedness balance and the increase in the average CDI rate, from 12.08% in 2025 to 14.72% in 2026;

ii.	Fair value remeasurement had a negative impact of R$54.1 million, mainly due to a negative variation of R$59.2 million related to lease liabilities, partially offset by a positive effect of R$5.1 million on receivables from the sale of properties and other liabilities;

iii.	In 2026, the result from derivative transactions was positive at R$14.5 million, with a positive contribution of R$46.1 million from foreign exchange operations, partially offset by negative results of R$16.6 million in commodities and R$15.0 million in interest rate derivatives. In addition, foreign exchange variations contributed positively R$23.6 million to the financial result, mainly due to the appreciation of the real against the U.S. dollar, whose exchange rate went from R$5.46 per US$1.00 in June 2025 to R$5.18 per US$1.00 in June 2026. In 2025, the result from derivative transactions was positive at R$21.0 million.

The result of derivative operations mainly reflects the outcome of commodity and dollar hedge operations, aiming to reduce the volatility of our exposure, given that revenues, inventory, biological assets, and receivables from farm sales are positively or negatively correlated with commodity prices and the U.S. dollar.

Income and social contribution taxes

We recorded an income tax and social contribution benefit of R$57.3 million in the fiscal year ended June 30, 2026, compared to a benefit of R$13.4 million in the fiscal year ended June 30, 2025. Our effective tax rate was 38.9% in fiscal year 2026, compared to the statutory rate of 34%, mainly due to the effect of subsidiaries taxed under the presumed profit regime (R$7.8 million) and the change in fair value of receivables from the sale of farms (R$3.4 million), as described in note 18 to our audited consolidated financial statements. In fiscal year 2025, we recorded a benefit despite a profit before taxes of R$124.6 million, mainly due to the effect of subsidiaries taxed under the presumed profit regime (R$56.1 million), under which gains on the sale of farms are taxed on a simplified basis at a lower effective rate.

Net income for the year

Net income for the year decreased by R$228.0 million, from net income of R$138.0 million in the fiscal year ended June 30, 2025, to a net loss of R$90.0 million in the fiscal year ended June 30, 2026. This decrease was mainly due to (i) the R$178.0 million reduction in the gain on sale of farms; (ii) the R$90.6 million reduction in changes in fair value of biological assets and agricultural products, mainly reflecting sugarcane (from a gain of R$41.8 million to a loss of R$23.1 million), cattle and cotton; (iii) the R$13.0 million increase in selling expenses; and (iv) the R$14.0 million increase in net financial expenses, which varied from R$80.4 million in 2025 to R$94.4 million in 2026, driven by higher average indebtedness and the negative fair value adjustment related to lease liabilities.

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Net revenue

Net revenue increased R$106.3 million, from R$771.1 million in the fiscal year ended June 30, 2024, to R$877.4 million in the fiscal year ended June 30, 2025. This increase is due to an increase in the volume of soybean sold and an increase in the price of sugarcane.

i.	Revenue from sugarcane sales: revenue from sugarcane sales increased R$85.8 million, from R$236.4 million (reflecting sales of 1,753,071 tons at an average price of R$135 per ton) for the year ended June 30, 2024 to R$322.2 million (reflecting sales of 1,840,588 tons at an average price of R$175 per ton) for the year ended June 30, 2025. The increase in the revenue from sugarcane sales was mainly due to an increase in TRS (total recoverable sugar) price from R$0.98 to R$1.26.

ii.	Revenue from grain sales: revenue from grain sales increased R$21.2 million, from R$410.8 million for the year ended June 30, 2024 (reflecting sales of 305,814 tons at an average price of R$1,343) to R$432.0 million for the year ended June 30, 2025 (reflecting sales of 274,058 tons at an average price of R$1,576) per ton. This represented an increase of 5.1% over the previous year, as explained below:

●	Revenue from soybean sales: revenue from soybean sales increased R$53.3 million, from R$311.2 million (reflecting sales of 166,132 tons at an average price of R$1,873 per ton) for the year ended June 30, 2024, to R$364.6 million (reflecting sales of 193,146 tons at an average price of R$1,888 per ton) for the year ended June 30, 2025. This increase is driven by a 16% increase in sales volume and 8% reduction in unit costs, thanks to lower input prices.

●	Revenue from corn sales: revenue from corn sales decreased R$27.9 million, from R$88.3 million (reflecting sales of 134,379 tons at an average price of R$0,657 per ton) for the year ended June 30, 2024, to R$ 60.4 million (reflecting sales of 77,811tons at an average price of R$0,776 per ton) for the year ended June 30, 2025, mainly reflecting the reduced invoiced volume.

iii.	Revenue from cattle sales: cattle-raising revenue decreased R$4.1 million, from R$29.6 million (related to the sale of 11,235 head of cattle at R$7.19 per kilo) for the year ended June 30, 2024, to R$25.5 million (related to the sale of 7,429 head of cattle at R$8.91 per kilo) for the year ended June 30, 2025. This decrease is due to the to lower beef production in Brazil caused by drought and a shift to full-cycle operations in Paraguay, which reduced overall production.

The table below shows a summary of the number of hectares harvested, productivity and revenues from grain and sugarcane production:

	Harvest (hectares)		Productivity (tons)		Revenue (in R$ thousands)
	2025	2024	2025	2024	2025	2024
Grain	102,043	95,193	274,058	305,814	431,979	410,788
Sugarcane	30,857	24,801	1,840,588	1,753,071	322,189	236,393

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

Changes in costs year-over-year are directly linked to the market prices of commodities at the time of harvest as well as the harvested volumes (tons), as explained below:

i.	Cost of soybean sold: the cost of soybean sold increased by R$50.8 million. Our average cost per ton of soybean sold increased 0.8%, from R$1,778 per ton (corresponding to 166,132 tons at a total cost of R$295.3 million) for the year ended June 30, 2024, to R$1,792 per ton (corresponding to 193,146 tons at a total cost of R$346.1 million) for the year ended June 30, 2025, mainly driven by the increase in the volume of soybeans sold;

ii.	Cost of corn sold: the cost of corn sold decreased by R$24.8 million. Our average cost per ton of corn sold increased by 27%, from R$698 per ton (corresponding to 134,379 tons at a total cost of R$93.8 million) for the year ended June 30, 2024, to R$887 per ton (corresponding to 77,811 tons at a total cost of R$69.0 million) for the year ended June 30, 2025, mainly due to a reduction in the prices of fertilizers, seeds and fuel;

iii.	Cost of sugarcane sold: the cost of sugarcane increased by R$71.8 million. Our average cost per ton of sugarcane sold increased by 28%, from R$121 per ton (corresponding to 1,753,071 tons at a total cost of R$212.9 million) for the year ended June 30, 2024, to R$155 per ton (corresponding to 1,840,588 tons at a total cost of R$284.7 million) for the year ended June 30, 2025, mainly due to increased operational expenses, especially in Brotas, São Paulo, which was partially offset by higher selling prices.

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

General and administrative expenses

General and administrative expenses increased by R$2.0 million, from R$65.5 million in the fiscal year ended June 30, 2024, to R$67.5 million in the fiscal year ended June 30, 2025. This increase was due to: (i) the increase in depreciation expenses, resulting from the leasehold improvements and a new right of use asset for the Company’s office; (ii) the increase in personnel expenses, mainly explained by payments relating to union agreement and benefits; (iii) the increase in software expenses, due to the implementation of new management systems and the improvement of the infrastructure of servers and technology equipment.

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

Share of profit (loss) of a joint venture

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

B.	Liquidity and Capital Resources

As of June 30, 2026, we held R$184.9 million in cash and cash equivalents and marketable securities, compared to R$159.8 million as of June 30, 2025. We usually hold cash and cash equivalents in Certificate of Deposits and Repurchase Agreements issued by banks rated at least AA by Moody’s and Brazilian and American treasury bonds. Of the total amount of cash and cash equivalents, as of June 30, 2026, R$13.8 million was held in jurisdictions outside Brazil and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations.

Throughout the year, our working capital needs vary significantly depending on the harvest period of grains, sugarcane and other crops in Brazil.

See “Item 4—Information on the Company—B. Business Overview—Seasonality.”

We believe that our current capital resources, together with our ability to obtain loans and credit facilities and, when appropriate, to raise equity in the capital markets, are sufficient to meet our cash flow needs for at least the next 12 months. Although we recorded a net loss of R$90.0 million in the fiscal year ended June 30, 2026, mainly reflecting lower gains on the sale of farms and the negative change in the fair value of biological assets and agricultural products, our operating activities generated net cash flows of R$120.8 million in the period and, as of June 30, 2026, we had R$184.9 million in cash and cash equivalents and marketable securities and R$540.6 million in receivables from the sale of farms.

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

Our capital expenditures in the fiscal year ended June 30, 2026 totaled R$119.3 million, consisting of R$55.4 million in additions to investment properties, mainly related to the development of land for the cultivation of grains, sugarcane and pasture, and R$63.9 million in additions to property, plant and equipment and intangible assets, including sugarcane plantations, machinery and buildings.

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

The table below presents our cash flows for the periods indicated:

	Year ended June 30,
	2026	2025	2024
	(in R$ thousands)
CONSOLIDATED CASH FLOW
Net cash flows from operating activities	120,821	71,535	79,422
Net cash flows from (used in) investment activities	(58,048)	(38,911)	(27,846)
Net cash flows from (used in) financing activities	(37,082)	(60,697)	(265,799)
Net change in cash and cash equivalents	25,691	(28,073)	(214,223)

Years ended June 30, 2026 and 2025

Operating activities: Net cash flows from operating activities were R$120.8 million for the fiscal year ended June 30, 2026, compared to R$71.5 million for the fiscal year ended June 30, 2025, an increase of 69%. The main factors for this increase were: (i) the sale of the soybean inventory carried over from the prior fiscal year, with the change in inventories consuming R$55.8 million in 2026, compared to R$137.4 million in 2025; (ii) a reduction in the balance of trade receivables, which generated R$46.8 million, compared to a use of cash of R$35.9 million in 2025; partially offset by (iii) a lower volume of proceeds from farm sales, of R$179.3 million in 2026, compared to R$269.8 million in 2025.

Investing activities: Net cash flows used in investing activities were R$58.0 million in the fiscal year ended June 30, 2026, compared to R$38.9 million in the fiscal year ended June 30, 2025, mainly due to a lower net redemption of securities and financial assets in the period, of R$5.9 million in 2026 compared to R$41.1 million in 2025, partially offset by a 20% reduction in additions to property, plant and equipment and intangible assets.

Financing activities: Net cash flows used in financing activities were R$37.1 million in the fiscal year ended June 30, 2026, a 39% decrease compared to the R$60.7 million used in the fiscal year ended June 30, 2025. This decrease is mainly explained by a higher volume of loans and financing obtained (R$616.6 million in 2026, compared to R$443.6 million in 2025) and lower dividend payments (R$75.0 million in 2026, compared to R$156.0 million in 2025), partially offset by higher debt amortization (R$496.6 million in 2026, compared to R$284.4 million in 2025).

Years ended June 30, 2025 and 2024

Operating activities: Net cash flows from operating activities were R$71.5 million for the fiscal year ended June 30, 2025, compared to R$79.4 million for the fiscal year ended June 30, 2024. The main factors for this decrease were: (i) our strategy to retain soybean inventory to capture better prices in the second half of the year, which consumed R$137.3 million; (ii) a larger negative adjustment related to the fair value of biological assets and unrealized agricultural products, which amounted to R$122.7 million in 2025, compared to R$40.5 million in 2024; and (iii) a lower positive effect from derivatives, which varied from R$82.6 million in 2024 to negative R$63.7 million in 2025.

Investing activities: Net cash flows used in investing activities were R$38.9 million in the fiscal year ended June 30, 2025, compared to R$27.8 million in the fiscal year ended June 30, 2024, mainly due to increased investments in sugarcane cultivation, as reflected in the line item “additions to property, plant and equipment and intangible assets.”

Financing activities: Net cash flows used in financing activities were R$60.7 million in the fiscal year ended June 30, 2025, compared to R$265.8 million in the fiscal year ended June 30, 2024. This decrease is mainly explained by lower debt amortization (R$284.4 million in 2025 compared to R$350.9 million in 2024) and lower dividend payments (R$155.9 million in 2025 compared to R$319.0 million in 2024).

 Indebtedness and Cash and Cash Equivalents

Our total consolidated indebtedness (loans, financing and debentures, excluding lease liabilities) was R$1,024.3 million as of June 30, 2026, compared to R$885.5 million as of June 30, 2025. Our short-term indebtedness as of June 30, 2026 amounted to R$475.0 million, compared to R$355.8 million as of June 30, 2025. Our long-term indebtedness as of June 30, 2026 was R$549.3 million, compared to R$529.7 million as of June 30, 2025. Of the total indebtedness outstanding as of June 30, 2026, 53.6% consisted of long-term debt, compared to 59.8% as of June 30, 2025.

Our debentures contain a financial covenant, applicable during the term of the debentures, requiring that our net debt not exceed 30% of the sum of the fair value of our investment properties and our receivables from the sale of farms. As of June 30, 2026, we were in compliance with this covenant. A breach of this covenant could result in the acceleration of the debentures. As of June 30, 2026, 46.4% of our indebtedness was short-term, mainly consisting of crop financing lines (custeio agrícola). See note 17 to our audited consolidated financial statements.

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

The debentures contain certain financial covenants related to the maintenance of certain financial ratios, based on the ratio of net debt to fair value of investment properties. Failure by us to maintain these ratios for the period of time during which the debentures remain outstanding may lead to the acceleration of the debt. On June 30, 2026 and as of the date of this annual report, we were in compliance with these covenants.

The table below summarizes our material outstanding loans and financing agreements as of June 30, 2026:

		Annual interest rates and charges - %
	Index	2026	2025	2026	2025
Financing for agricultural costs	Fixed rate + CDI	9% - 16%	8% - 15%	423,785	197,647
Financing for agricultural costs (USD)	Fixed rate	5% - 6%	3% - 7%	45,316	122,883
Financing for agricultural costs (Paraguayan guarani)	Fixed rate	11%	11%	-	12,364
Investment and Expansion	Fixed rate	3% - 9%	3% - 10%	42,933	50,283
Financing of working capital (USD)	Fixed rate	-	-	-	-
Financing of Machinery and Equipment	Fixed rate	10%	9% - 12%	8,713	4,509
Financing of sugarcane	Fixed rate	6%	6%	5,810	14,001
Debentures	Fixed rate + IPCA	5% - 12%	5% - 12%	503,995	489,564
(-) Transaction costs				(6,252)	(5,732)
				1,024,300	885,519
Current				475,018	355,841
Non-current				549,282	529,678

Changes in loans and financing during the year ended June 30, 2026 as follows:

	2025	Contracting	Payment of Principal	Payment of Interest	Appropriation of Interest	Foreign Exchange Variation	Total as of June 30, 2026
Agricultural Cost Financing (reais)	197,647	500,872	(284,558)	(27,221)	37,045	-	423,785
Agricultural Cost Financing (USD)	122,883	69,556	(138,366)	(7,898)	5,105	(5,964)	45,316
Agricultura Cost Financing (Paraguayan guarani)	12,364	-	(14,974)	(1,827)	595	3,842	-
Investment and Expansion	50,283	-	(7,374)	(3,267)	3,291	-	42,933
Financing of Machinery and Equipment	4,509	4,360	(704)	(261)	809	-	8,713
Sugarcane Financing	14,001	-	(6,201)	(2,471)	481	-	5,810
Debêntures	489,564	-	-	(36,944)	51,375	-	503,995
Supply chain financing transactions	-	44,382	(44,382)	(2,258)	2,258	-
(-) Transaction costs	(5,732)	(2,556)	-	-	2,036	-	(6,252)
	885,519	616,614	(496,559)	(82,147)	102,994	(2,122)	1,024,300

Capital Expenditures

We are focused on the acquisition, development and exploration of agricultural properties and the acquisition and development of properties that we believe have significant potential for cash flow generation and value appreciation. Our total capital expenditures related to these assets for the year ended June 30, 2026 were R$55.4 million, of which R$50.0 million is related to construction in progress, R$2.9 million is related to buildings and improvements of the farm facilities, and R$2.5 million is related to the opening and preparation of areas for cultivation. In addition, in connection with the rescission of the sale agreement for part of the Rio do Meio Farm, we reincorporated into our portfolio 2,218.5 usable hectares as investment properties, recognized at their fair value of R$47.1 million on the date of reincorporation. This reincorporation did not involve a cash disbursement and is therefore not included in our capital expenditures.

All of our capital expenditures to date have been made as planned and according to the normal course of our operations.

Contractual Obligations

The following table summarizes the material sales contracts for future delivery with certain of our customers as of June 30, 2026:

Consolidated
Product	Delivery date	Quantity	Agreements	Unit	Currency	Price
2025/26 Crop
Soybean	Feb26-Jul26	96,573	4	bags	R$	109.45
Soybean	Apr26-Jul26	86,656	4	bags	US$	22.30
Cotton lint	Aug26-Nov26	1,500	4	ton	R$	10,583.98
Cotton lint	Aug26-Nov26	2,016	5	ton	US$	1,459.42
Cotton lint	Aug26-Nov26	800	2	ton	**	**
Corn	May26-Aug26	298,843	9	bags	R$	55.07
Corn	May26-Aug26	142,719	5	bags	US$	10.31
Corn	May26-Sep26	250,000	2	bags	**	**
2026/27 Crop
Soybean	Feb27-Mar27	16,667	1	bags	R$	110.00
Soybean	Feb27-Mar27	141,667	4	bags	US$	20.89
Soybean	Feb27-Mar27	66,667	2	bags	**	**
Sugarcane	Apr26-Dec26	1,144,765	1	ton	*	*

**	The price applied in sugarcane sales varies according to the Consecana price of the month invoiced.

With respect to sugarcane contracts denominated in Brazilian reais, we are committed to delivering 1,250,000 tons, but if productivity exceeds this amount, we expect to sell and deliver the surplus to the same customer.

The following table summarizes our material contractual obligations and commitments as of June 30, 2026:

			Maturities per period
	Book Value	Contractual Value	Less than One Year	One to Two Years	Three to Five Years	More than Five Years
			(in R$ thousands)
Trade accounts payable	64,678	64,678	64,678	-	-	-
Derivatives	29,074	29,074	9,456	19,618	-	-
Loans, financing and debentures (1)	1,024,300	1,110,176	524,947	400,539	171,960	12,730
Lease payables	334,615	605,101	126,223	246,837	145,040	87,001
Related-party transactions	10,226	10,226	-	10,226	-	-
Acquisitions payable (2)	18,079	18,079	6,895	11,184	-	-

(1)	Interest on variable interest rate loans and financing has been computed considering the interest rate as of June 30, 2026. See “Indebtedness and Cash and Cash Equivalents.”

(2)	See “Item 7—B. Related Party Transactions.”

Equity

Our total equity amounted to R$2,025.3 million as of June 30, 2026 and R$2,177.7 million as of June 30, 2025.

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

According to the September 2026 report by the United States Department of Agriculture (USDA), global soybean production for the 2026/27 crop year is forecast at a record 442.3 million metric tons, with global ending stocks at 124.0 million tons. Brazil, the world’s leading soybean producer, is expected to harvest 186 million tons, also a record (Conab projects 181.6 million tons). Brazilian soybean exports reached about 101.5 million tons from January to September 2026, with roughly 7.2 million tons expected to have shipped in September, according to Anec. Anec raised its full-year 2026 export forecast to 114 million tons, a record, up from 108.7 million tons in 2025.

Brazilian producers had sold 88.7% of the 2025/26 harvest as of early September 2026, above the five-year average of 86.4% (Safras & Mercado). Forward sales of the 2026/27 crop picked up after soybean prices rose in Chicago, reaching 29.1%, well above the 22.7% historical average and the 20.2% sold at this point last year. Planting of the new crop has begun and reached 3.9% of the expected area by September 25 (Conab), slightly ahead of last year. Planted area is estimated at about 49.3 million hectares.

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “Item 5—Operating and Financial Review and Prospects—Operating Results—Business Drivers and Measures.”

In addition to the factors described above and in “Item 3—Key Information—3.D. Risk Factors,” we have identified the following trends and uncertainties that are reasonably likely to have a material effect on our net revenue, profitability, liquidity or capital resources:

•	Weather conditions (El Niño). Climate forecasts indicate a strong El Niño event during the 2026/2027 crop year. As a result, we revised our planting plan, reducing our total planted area by approximately 1%, reducing first-crop cotton by approximately 70% and discontinuing second-crop beans, which is expected to affect our production volumes and net revenue in fiscal year 2027.

•	Sugarcane milling. The slowdown in the crushing activities of the mills to which we sell our sugarcane resulted in the postponement of the harvest of approximately 280,000 tons of sugarcane to subsequent quarters, which is expected to affect the timing of our sugarcane revenue.

•	Acquisition of rural properties by foreign-controlled companies. On April 23, 2026, the Brazilian Supreme Court upheld the restrictions of Law No. 5,709/71 on the acquisition and lease of rural properties by Brazilian companies controlled by foreign persons. The decisions were published on August 21, 2026, and a motion for clarification filed by the Brazilian Rural Society is still pending; the effects of the decision on our ability to acquire and lease rural properties remain uncertain. See “Item 4—Information on the Company—Business Overview—Ownership of Agricultural Land in Brazil by Foreigners.”

•	Cost of debt. Although the Central Bank has reduced the SELIC rate from 15.00% to 13.75% per year since March 2026, interest rates remain at high levels and a significant portion of our indebtedness is indexed to the CDI rate, which affects our financial expenses.

•	Trade measures. The additional 25% U.S. tariff on Brazilian products effective July 22, 2026 and the application of the EUDR from December 30, 2026 may affect global trade flows and the demand for and prices of our products.

Other than as described above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

For a description of the effects of the ongoing conflict between Russia and Ukraine on our results of operations, see “—Operating Results—Impact of the Ongoing Conflict between Russia and Ukraine, Israel and Hamas, the United States and Iran, and related conflicts in the Middle East.”

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

Our board of directors is currently comprised of nine members, all of whom were elected at the general shareholders’ meeting held on October 22, 2025, and whose terms will expire at our annual shareholders’ meeting for the approval of our financial statements for the fiscal year ending June 30, 2027. The table below sets forth the name, title and date of election of each current member of our board of directors:

Directors*	Title	Date of election	Age
Eduardo S. Elsztain	Chairman	October 22, 2025	67
Alejandro G. Elsztain	Director	October 22, 2025	61
Saul Zang	Director	October 2, 2025	81
Isaac Selim Sutton	Director	October 22, 2025	68
Matias Gaivironski	Director	October 22, 2025	51
Alejandro Casaretto	Director	October 22, 2025	75
João de Almeida Sampaio Filho	Director	October 22, 2025	62
Eliane Aleixo Lustosa de Andrade	Director	October 22, 2025	64
Isabella Saboya de Albuquerque	Director	October 22, 2025	57

*	Ms. Carolina Zang and Mr. Miguel Falcón were elected to the positions of first and second alternate members of our Board of Directors, solely in the case of long term of absence or vacancy in the position of the following members of the Board of Directors: Messrs. Eduardo S. Elsztain, Alejandro G. Elsztain, Saúl Zang and Alejandro Casaretto.

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

Below is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain is the Chairman of our Board of Directors and also a member of our Executive Committee. He has extensive experience in the real estate segment. He is the founder of Consultores Asset Management and currently holds several executive positions, including Chairman of the Board of Directors of Austral Gold Limited, Cresud S.A.C.I.F.y A., Banco Hipotecario S.A. and IRSA Inversiones y Representaciones Sociedad Anónima. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and served as Vice President of the World Jewish Congress.

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

Matias Gaivironski is a member of our Board of Directors. He has extensive experience in the financial sector. Currently, he holds the position of CFO of IRSA Inversiones y Representaciones Sociedad Anónima and Cresud S.A.C.I.F.y A., as well as a member of the Board of Directors of Banco Hipotecario S.A. He holds a degree in business administration from the University of Buenos Aires, and a master’s degree in finance from the University of CEMA.

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

Isabella Saboya de Albuquerque is a member of our Board of Directors and also a member of our statutory audit committee. She has extensive experience in corporate law, capital markets, and corporate governance. She is currently a board member at Brasilagro, Klabin, Wiz Co and compensation committee member at Wiz Co. She was previously a board member at Vale (2017/21), Head of Audit Committee at Vale (2020/21), Board Member and Head of Audit Committee at Br Malls (2016/17), Board Member at IBGC (2016/19) and Panvel (2006/08). She was also an Executive Partner in asset management at JBI and IP - Investidor Profissional, an Advisor to the Chairman at CVM (2000/01), Head of Equity Research at Banco Icatu (1999-2000) and a senior equity analyst at Banco Icatu (1995-2000), with active participation in main corporate governance developments in Brazil, including Corporate Law reform, Novo Mercado, Stewardship Code and IBGC. She holds a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ (1993), a CFA since 2000, a Certified Board Member certification from IBGC since 2016 and the Global ESG Competent Boards Certification since 2021.

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

The Statutory Audit Committee is a permanent advisory body to our board of directors, in compliance with CVM Resolution No. 23/2021 and the U.S. Sarbanes-Oxley Act of 2002 (the “SOX”), which allows us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. See “Item 16D—Exemptions from the Listing Standards for Audit Committees.”

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

The table below indicates the name, title, date of election and term of office of each of our current executive officers:

Executive Officers	Title	Date of most recent election	End of term of current office	Age
André Guillaumon	Chief Executive Officer	October 28, 2025	BoD of 2027	52
Gustavo Javier Lopez	Chief Financial Officer and Investor Relations Officer	October 28, 2025	BoD of 2027	59

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

Family Relationships among our Directors and Officers

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

The aggregate compensation paid to our executive officers and members of our board of directors (including for service as members of the compensation committee and executive committee) in the fiscal year ended June 30, 2026 was R$16.8 million, comprised of a fixed amount of R$13.8 million and a bonus paid to our executive officers in the amount of R$3.0 million. No share-based compensation was paid to our executive officers pursuant to our Long Term Incentive Plan based on Shares in the 2026 fiscal year. The compensation to the board of directors was paid based on a recommendation of our compensation committee. The fixed amount paid to the members of our fiscal council in the 2026 fiscal year was R$0.4 million.

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

In establishing the Plan, the Company seeks to foster the achievement of the Company’s objectives, to strengthen the participants’ commitment in achieving certain pre-established goals. Since the elected participants receive shares issued by us, this causes them to aim at improving the results of the Company and also results in the appreciation of the price of our common shares, thereby aligning the employees’ long-term interests with the Company’s. Finally, there is a long-term alignment of interests, since the vesting period and the potential for valuation of our common shares under the Plan also encourage participants to generate better long-term results, as well as to remain as employees of the Company. The Plan helps retain key executives and key employees for a longer period, which is fundamental to the Company’s long-term management and strategies.

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

The Long-Term Stock-Based Incentive Program No. 3, or Program No. 3, was established under the Plan and was duly approved at the Board of Directors meeting held on December 4, 2023. Program No. 3 was approved with the purpose of establishing a share bonus to the participants of the program to: (i) stimulate the expansion, success and achievement of the Company’s objectives; (ii) encourage participants to contribute substantially to the Company’s success; (iii) align the interests of the Company’s shareholders with those of the participants; (iv) provide the Company with a competitive differential in relation to the market with respect to variable compensation; and (v) encourage the retention of key executives and key employees of the Company. The shares granted under Program No. 3 were only delivered to the elected participants who achieved the key performance indicators (KPIs), the time limits and other conditions described in the program. The maximum number of shares that each participant received varied depending on the dividends declared by the Company during the vesting period of Program No. 3, the position held by each participant and other applicable conditions. The vesting period of Program No. 3 started on July 1, 2023 and ended on June 30, 2026. Because the performance targets established under Program No. 3 were not achieved, no shares were delivered to the participants and Program No. 3 was terminated. As of the date of this annual report, there is no other long-term incentive program in effect under the Plan.

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

Our fiscal council is currently composed of three members and three alternates.

The table below indicates the name, title, date of election and term of office of each current member of our fiscal council:

Fiscal Council Members	Position	Date of Election	End of Current Term
Ivan Luvisotto Alexandre	Fiscal Council member	October 21, 2026	October 21, 2027
Geraldo Affonso Ferreira Filho	Fiscal Council member	October 21, 2026	October 21, 2027
Marcos Paulo Passoni	Fiscal Council member	October 21, 2026	October 21, 2027
Leonardo de Paiva Rocha	Fiscal Council alternate member	October 21, 2026	October 21, 2027
Ariane Cristina Vilalta	Fiscal Council alternate member	October 21, 2026	October 21, 2027
Luis Fernando Oliveira Fernandes da Silva	Fiscal Council alternate member	October 21, 2026	October 21, 2027

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

D.	Employees

The table below shows the evolution of the total number of our employees for the period indicated:

	As of June 30,
	2026		2025		2024
		Outsourced		Outsourced
Location	BrasilAgro	workers	BrasilAgro	workers	BrasilAgro	workers
Head Offices/São Paulo	76	1	75	1	82	8
Araucária Farm	0	0	0	0	0	0
Alto Taquari Farm	9	80	10	98	11	88
Chaparral Farm	44	91	50	100	39	216
Nova Buriti Farm	2	0	2	0	2	0
Jatobá Farm	21	0	16	0	11	11
Preferência Farm	0	0	24	16	24	18
Avarandado Farm	13	39	11	59	12	51
Xingu Farm	62	148	51	124	36	175
São José Farm	69	475	61	660	61	490
Arrojadinho Farm	57	42	60	87	23	129
Serra Grande Farm	7	30	8	35	8	38
Alto da Serra Farm	7	93	6	174	5	244
Panamby Farm	12	14	8	37	13	30
Regalito Farm	9	32	8	38	9	37
São Domingos Farm	14	35	6	30	10	46
AgriMAQ	0	0	0	0	33	6
Novo Horizonte	9	20	5	43	0	0
Overseas employees	59	98	56	126	50	216
Total	470	1,198	457	1,638	429	1,803

	As of June 30,
	2026		2025		2024
		Outsourced		Outsourced		Outsourced
Location	BrasilAgro	workers	BrasilAgro	workers	BrasilAgro	workers
Head Offices/São Paulo	83	94	81	175	82	252
Goiás	0	0	0	0	0	0
Mato Grosso	115	329	88	370	97	381
Bahia	122	133	150	213	113	375
Piauí	20	69	19	94	20	89
Maranhão	69	475	61	660	62	490
Minas Gerais	2	0	2	0	2	0
Overseas employees	59	98	56	126	50	216
Total	470	1,198	457	1,638	426	1,803

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

Relationship with unions

We believe we have good relationships with our employees and the unions that represent them. The table below summarizes the agreements entered into between us and the unions representing our employees as of June 30, 2026.

Branch Office	Union	Agreement(s)	Agreement Expiration Date
Head Office	Sindicato dos Trabalhadores Rurais de São Paulo	Profit Sharing Program Overtime compensation(1)	Jan. 2027
Chaparral	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2027
Alto Taquari	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2027
Serra Grande	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2027
Arrojadinho	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2027
Avarandado	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2027
Regalito	Federação dos Trabalhadores na Agricultura do Estado de MT	Profit Sharing Program Overtime compensation(1)	Apr. 2027
Panamby	Sindicato dos Trabalhadores Rurais de Querência - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2027
São Domingos	Sindicato dos Trabalhadores Rurais de Comodoro - MT	Profit Sharing Program Overtime compensation(1)	Apr. 2027
São José	Sindicado dos Trabalhadores Rurais de São Raimundo das Mangabeiras	Profit Sharing Program Overtime compensation(1)	Feb. 2027
Jatobá	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Feb. 2027
Partnership V	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	Apr. 2027
Alto da Serra	Sindicato dos Trabalhadores e Trabalhadoras Rurais de Brotas	Profit Sharing Program Overtime compensation(1)	Apr. 2027
AgriMAQ MT	Sindicato dos Trabalhadores Rurais de São Felix do Araguaia	Profit Sharing Program Overtime compensation(1)	Apr. 2027
AgriMAQ BA	Confederação Nacional dos Trabalhadores Assalariados Rurais	Profit Sharing Program Overtime compensation(1)	Jan. 2027

(1)	Refers to offsetting overtime with down time instead of paying overtime compensation (“banco de horas”) in accordance with Brazilian law.

E.	Share Ownership

The following table indicates the number of our common shares and stock options directly held by each of our directors, executive officers and members of our fiscal council as of September 30, 2026.

Name	Number of Common Shares	Percentage of Shares Outstanding	Stock Options awarded and not exercised
Executive Officers
André Guillaumon	116,408	0.11%
Gustavo Javier Lopez	78,266	0.08%
Directors
Eduardo S. Elsztain (1)	35,138,225	34.22
Alejandro G. Elsztain	1,021,400	0.99%
Saul Zang	100	*
Isaac Selim Sutton	100	*
Matias Gaivironski	—	—
Alejandro Casaretto	—	—
Isabella Saboya	—	—
João de Almeida Sampaio Filho	—	—
Eliane Aleixo	—	—
Fiscal Council Members
Ivan Luvisotto Alexandre	—	—
Geraldo Affonso Ferreira Filho	—	—
Statutory Audit Committee Member
Fabiano Nunes Ferrari	—	—

*	Represents less than 1%.

(1)	Includes shares held of record by Cresud, Eduardo Elsztain and Agro Managers. See “Item 7—Major Shareholders and Related Party Transactions.”

Our directors, executive officers and members of our fiscal council and audit committee do not have different voting rights.

For information about our Stock Option Plan, see “Item 6—Directors, Senior Management and Employees—Compensation—Stock Option Plan.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

At no time during or after the fiscal year ended June 30, 2026 was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our Compensation Recovery Policy, which is filed as Exhibit 97.1 to this annual report, and as of June 30, 2026 there was no outstanding balance of erroneously awarded compensation to be recovered from the application of such policy to a prior restatement.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth information relating to the ownership of our common shares as of September 30, 2026.

Shareholder	Number of Common Shares	Percentage (%)
Cresud(1)	35,138,225	34.22
Cresud	35,137,225	34.22
Agro Managers(2)	1,000	0.00
Charles River Capital(3)	9,999,945	9.74
Elie Horn/Cape Town(4)	6,098,269	5.94
Cape Town LLC	5,156,819	5.02
Elie Horn	941,450	0.92
Kopernik Global Investors	7,560,600	7.36
Directors and Executive Officers	1,216,274	1.18
Treasury	3,067,987	2.99
Others(5)	39,602,144	38.57
Total	102,683,444	100.00

(1)	As of June 30, 2026, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA. Finally, Mr. Elsztain directly holds 39.2% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of members of our Board of Directors and the Board of Directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to such shares.

(2)	Cresud may be deemed to hold the sole voting and dispositive power with respect to the shares held of record by Agro Managers.

(3)	Consolidated position of the funds managed by Charles River Capital.

(4)	Includes shares jointly held by Elie Horn and Cape Town LLC. Elie Horn is the principal shareholder of Cape Town LLC.

(5)	Considers all remaining shareholders with an individual position of less than 5%.

For information about stock options held by our directors and executive officers, see “Item 6—E. Directors, Senior Management and Employees—Share Ownership.”

Our controlling and major shareholders do not have different voting rights.

Significant Shareholder

Cresud

Cresud was organized in December 1936 under the laws of Argentina. Cresud’s principal operating activities consist of the acquisition, development and sale of agricultural properties in Argentina, and the production of agricultural products. Cresud is also the controlling shareholder of IRSA, the main real estate company in Argentina. Its shares are listed on the Bolsas y Mercados Argentinos S.A. (ByMA) under the trading symbol “CRES” and on the NASDAQ under the trading symbol “CRESY.”

As of June 30, 2026, Mr. Eduardo S. Elsztain held (through companies controlled by him and proxies) a majority voting power in IFIS Limited, which owns 100% of the capital stock of IFISA. Finally, Mr. Elsztain directly holds 39.2% of the capital stock of Cresud. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud.

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

ADRs

As of September 30, 2026, we had 33,677,888 shares representing ADRs, which were held in the United States by one holder of record.

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

On July 31, 2025, Cresca’s General Meeting approved its dissolution and appointed a liquidator to carry out the winding-up procedures, settlement of assets and liabilities, and all other legal obligations.

As of June 30, 2026, Moroti owned 58,523 hectares, of which 32,210 were arable.

Acquisition of Companies in Bolivia

On December 20, 2020, the Company and Cresud, through its subsidiaries Agropecuária Santa Cruz de La Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A. and Codalis S.A., entered into a share purchase agreement to acquire 100% of the shares issued by the following Bolivian companies: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombu Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuaria S.A. (collectively, “Acres del Sud”). These properties have a total area of 9,875 hectares, will be used to cultivate grains and sugarcane, and distributed among the properties San Rafael, Acres del Sud and La Primavera.

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

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” below.

Legal Proceedings

We and our subsidiaries are subject to legal and administrative proceedings involving environmental, labor, civil, tax and criminal matters. As of June 30, 2026, we were defendants in 61 pending legal and administrative proceedings, of which 11 are environmental proceedings, 43 are labor proceedings, four are tax proceedings, and three are civil proceedings. Also, as of June 30, 2025, we were plaintiffs in 20 pending legal and administrative proceedings, of which one is an environmental proceeding, six are tax proceedings and 13 are civil proceedings.

As of June 30, 2026, we had total provisions of R$3.6 million for probable losses, including R$3.6 million for labor proceedings. We believe that our provisions for contingencies are sufficient for purposes of covering probable losses that may result from the proceedings to which our Company and our subsidiaries are parties, based on the opinion of our external legal advisors.

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

Among our legal and administrative proceedings as of June 30, 2026, we have identified the following material contingencies in view of the adverse effects that they could have on our activities and the amount involved in the claims (we considered material for this purpose all legal and administrative proceedings filed against the Company involving amounts exceeding R$1.0 million).

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

Our subsidiary Agropecuaria Acres del Sud S.A. is the plaintiff in a possessory lawsuit in Bolivia (Demanda por Avasallamiento de Predio Productivo) that seeks the reinstatement of possession of the property known as “Acres del Sud,” which is illegally occupied by third parties. The competent court (Juzgado Agroambiental de San Ramón) granted our request for precautionary relief to determine that the occupiers should be removed from this property. On October 20, 2025, the Bolivian Agro-Environmental Court (Tribunal Agroambiental) annulled administrative resolution RASS No. 0504/2021. On June 2, 2026, a judgment was rendered in Constitutional Protection Action (Acción de Amparo Constitucional) No. 02/2026 ordering the occupiers to cease the disturbance and vacate the property. As of the date of this annual report, these decisions have not yet been fully enforced and the property remains occupied. Our management, based on the opinion of our external legal counsel, considers the likelihood of loss in connection with this proceeding as possible. We have not made any provision in connection with this proceeding.

We are subject to an administrative inspection proceeding filed on May 10, 2016 by Instituto Nacional de Colonização e Reforma Agrária – INCRA (National Institute of Colonization and Agrarian Reform), which aims to investigate whether the Company acquired rural properties in non-compliance with Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU. The Company has provided explanations and documents, stating that there was no violation of Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU. An eventual conclusion by INCRA that the Company acquired rural properties in non-compliance with Federal Law No. 5,709/1971 and Legal Opinion LA-01/2010/AGU could affect the Company’s business model. From an economic and financial standpoint, INCRA’s final decision may be used as a basis for filing a potential lawsuit to challenge the acquisition of certain properties, including seeking their forced sale, which could adversely affect us. On April 23, 2026, the Brazilian Supreme Court unanimously upheld the validity of Article 1, paragraph 1, of Law No. 5,709/71, which equates Brazilian companies controlled by foreign persons to foreign companies for purposes of the acquisition and lease of rural properties (ADPF No. 342 and ACO No. 2,463). The decisions were published on August 21, 2026, and, as of the date of this annual report, the motion for clarification filed by the Brazilian Rural Society is still pending; therefore, it is not yet known whether the Supreme Court will limit the effects of the decision with respect to acquisitions completed prior to it. Following this decision, our management, based on the opinion of our external legal counsel, continues to consider our chance of loss in this proceeding as possible. We have not made any provision in connection with this proceeding.

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

Tax Proceedings

We are plaintiffs in a legal proceeding filed on February 2, 2026 against the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of income tax withheld at the source (Imposto de Renda Retido na Fonte) (IRRF) for the calendar year 2016, due to alleged insufficient tax collection under code 0561 (income from salaried work) and code 0588 (income from work without employment). We have filed our defense. The total amount involved in the claim is R$2.0 million, and our management, based on the opinion of external legal counsel, considers the likelihood of loss in connection with this proceeding as possible. We have not made any provision in connection with this proceeding. We are currently waiting for the review of the defense presented.

Our subsidiary Imobiliária Jaborandi Ltda. is a defendant in an administrative proceeding filed on July 21, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary corporate income tax (Imposto de Renda Pessoa Jurídica) (IRPJ) and social contribution on net profit (Contribuição Social sobre o Lucro Líquido) (CSLL) for the calendar year 2019. According to the Internal Revenue Service, alleged irregularities had been detected regarding the collection of the aforementioned taxes, since the company had allegedly:

(i) improperly applied a coefficient of presumption of the presumed profit on the capital gain obtained on the sale of part of Jatobá Farm (rural property), because the revenue in question would not derive from its activity, and (ii) not offered financial income and rental income to taxation. On September 6, 2025, the Brazilian Internal Revenue Service’s collection claim was dismissed, and it is currently the subject of a Brazilian Internal Revenue Service appeal at CARF. The total amount involved in the claim is R$239 million, and our management, based on the opinion of external legal counsel, considers the likelihood of loss in connection with this proceeding as remote. We have not made any provision in connection with this proceeding. We are currently waiting for the judgment of the defense presented.

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

Our subsidiary Agrifirma Agro Ltda. is a defendant in an administrative proceeding filed on December 18, 2023, by the Brazilian Internal Revenue Service (Receita Federal do Brasil) for collection of supplementary rural land tax (Imposto Territorial Rural) (ITR) for the calendar year 2020 in relation to a rural property. We filed our defense on February 15, 2024, and we are awaiting the ruling from the administrative authority. The total amount involved in the claim is R$1.8 million. Our management, based on the opinion of our external legal counsel, considers the likelihood of loss in connection with this proceeding as remote. We have not made any provision in connection with this proceeding.

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

On October 21, 2026, our shareholders’ meeting approved the distribution of interim dividends (dividendos intermediários) in the amount of R$30.0 million, or R$0.30 (US$0.06) per share, excluding treasury shares, to be paid out of our investment and expansion reserve (reserva de investimento e expansão), since we recorded a net loss of R$90.0 million in the fiscal year ended June 30, 2026, which was absorbed by such reserve. The dividends will be paid beginning November 16, 2026 to holders of record of our shares as of the close of trading on October 21, 2026, and our shares have traded ex-dividends on the B3 since October 22, 2026. These dividends are subject to withholding income tax at the rate of 10% when paid to non-resident holders, including holders of ADSs, pursuant to Law No. 15,270/2025. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Dividends.”

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

Legal reserve: Under Brazilian corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset net losses. As of June 30, 2026, we had R$105.1 million allocated to legal reserve.

Contingency reserve: Pursuant to Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. This allocation has to be proposed by the company’s management and approved at a shareholders’ meeting. The management’s proposal must indicate the cause of the anticipated loss and justify the need for such allocation. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. As of June 30, 2026, we had no contingency reserve.

Fiscal subsidies reserve: The part of net income corresponding to amounts granted by the government to our company for investment purposes may be allocated to the fiscal subsidies reserve. Pursuant to Brazilian corporate law, this allocation is only permitted if proposed by our management and approved at a shareholders’ meeting. Such amounts will not be taken into account for purposes of the calculation of the mandatory dividend. As of June 30, 2026, we had no fiscal subsidies reserve.

Investment and expansion reserve: Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the realized net income in any given year may be allocated to other earnings reserve or investment and expansion reserve, and the mandatory dividends may be limited to the realized portion of the net income. Brazilian corporate law defines realized net income as the amount by which our net income exceeds the sum of our net positive results, if any, from the equity method of accounting; and the income, gains or profits resulting from transactions that occurred in the relevant fiscal year but that will be received by us after the end of the next year. Profits recorded as earnings reserve must be added to the next mandatory dividend distributed after the realization of such profits, if not absorbed by losses in subsequent years. As of June 30, 2026, we had R$274.7 million allocated to investment and expansion reserve.

Retained earnings reserve: Pursuant to Brazilian corporate law, we are permitted to allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of net income to retained earnings reserve accounts may not be made if it affects the payment of the minimum mandatory dividend. As of June 30, 2026, we had no funds allocated to retained earnings reserves.

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

Goodwill on share issue: the reserve of goodwill from the issue of shares was created upon the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between capital increase and equity increase. The capital increase was calculated based on the shareholders’ equity of Agrifirma Holding (company merged in the process) as of June 30, 2019, while the equity increase considers only one of the three share classes involved in the agreement (unrestricted shares). The other two classes are classified under liabilities. As of June 30, 2026, we had R$2.2 million allocated to reserve of goodwill on share issue.

Share-based payment: On July 1, 2023, a new compensation plan began, under which provisions in the amount of R$4.3 million were accrued in the year ended June 30, 2026. The aggregate outstanding balance of R$1.9 million is made up of residual differences strictly of an accounting nature that were accrued during the creation and payment of the old share-based compensation plans. On June 30, 2026, we had R$2.3 million allocated to share-based payments.

Capital transactions between partners: the difference between the net assets of the companies acquired in Bolivia and the consideration transferred was recognized directly under shareholders’ equity, given that the transaction involves the combination of businesses under common control. As of June 30, 2026, we had R$11.0 million allocated in capital transactions among shareholders.

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

Payments of interest on shareholders’ equity to our shareholders, whether or not residing in Brazil, are subject to Brazilian withholding tax at the rate of 17.5% as from January 1, 2026, pursuant to Complementary Law No. 224/2025 (15% for payments made until December 31, 2025). A tax rate of 25% applies if the shareholder receiving such interest on shareholders’ equity resides at a Tax Haven Jurisdiction, which is defined under Brazilian tax laws as a country where income tax is not levied, or levied at a maximum rate lower than 17%, or where the local legislation does not allow access to information related to shareholding composition of legal entities or to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Interest on Shareholders’ Equity.”

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

Recent Dividend Payments

On October 21, 2026, our shareholders’ meeting approved the distribution of interim dividends (dividendos intermediários) in the amount of R$30.0 million, or R$0.30 (US$0.06) per share, excluding treasury shares, to be paid out of our investment and expansion reserve (reserva de investimento e expansão), since we recorded a net loss of R$90.0 million in the fiscal year ended June 30, 2026, which was absorbed by such reserve. The dividends will be paid beginning November 16, 2026 to holders of record of our shares as of the close of trading on October 21, 2026, and our shares have traded ex-dividends on the B3 since October 22, 2026. These dividends are subject to withholding income tax at the rate of 10% when paid to non-resident holders, including holders of ADSs, pursuant to Law No. 15,270/2025. See “Item 10—Additional Information—Taxation—Brazilian Tax Considerations—Dividends.”

The distribution of dividends for the year ended June 30, 2025 was approved at our shareholders’ meeting held on October 22, 2025 in the amount of R$75.0 million, or R$0.75 (US$0.14) per share. The dividends were paid beginning November 28, 2025 to holders of record of our common shares as of the close of trading on October 22, 2025.

The distribution of dividends for the year ended June 30, 2024 was approved at our shareholders’ meeting held on October 22, 2024 in the amount of R$155.0 million, or R$1.56 (US$0.30) per share. The dividends are payable within 30 days to holders of record of our shares as of October 22, 2024.

B.	Significant Changes

Except as disclosed in this annual report, including in note 32 (Subsequent Events) to our audited consolidated financial statements, no significant change has occurred since June 30, 2026, the date of our most recent audited consolidated financial statements included in this annual report. Subsequent to June 30, 2026: (i) on October 21, 2026, our annual and extraordinary shareholders’ meeting approved, among other matters, the distribution of interim dividends in the amount of R$30.0 million, to be paid out of our investment and expansion reserve, the election of the members of our fiscal council and the aggregate annual compensation of our management; and (ii) on September 29, 2026, we announced the sale of 2,592.97 hectares (1,752.66 arable hectares) of the Rio do Meio Farm, in Correntina, State of Bahia, for 425 soybean bags per arable hectare (a nominal amount of R$96.4 million and a present value of R$78.8 million), as well as the lease of another 383.44 arable hectares of the same farm until June 2030, with a purchase option exercisable by the lessee until March 2028. We expect to recognize a gain of approximately R$51.5 million before taxes in the first quarter of fiscal year 2027.

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

As of June 30, 2026, we had 33,540,388 ADRs outstanding, with no par value. There are no restrictions on ownership of our ADRs by individuals or legal entities domiciled outside Brazil.

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

On April 10, 2006, we and our principal shareholders entered into the Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado) with B3. Also, as required under the Novo Mercado listing regulations, all of our directors, officers and members of our fiscal council and statutory audit committee have undertaken to abide by the rules set forth in the Novo Mercado Participation Agreement and by the Novo Mercado listing segment rules and regulations applicable to each of them.

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

Capital Stock

During the fiscal years ended June 30, 2026, 2025 and 2024, we did not have a share buyback program in effect. As of June 30, 2026, we held 3,067,987 common shares in treasury. Our last share buyback program was approved on September 20, 2016 for a term of 18 months from September 21, 2016, ending, therefore, on March 21, 2018.

As of June 30, 2026, our fully paid capital stock was R$1.6 billion, divided into 102,683,444 registered book-entry common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$3.0 billion without shareholder approval. Any capital increase in excess of such amount must be approved at a shareholders’ meeting.

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

Rights of Common Shares

Our capital stock consists exclusively of common shares. Each of our common shares entitles its holder to one vote at our shareholders’ meetings, and to receive pro rata dividends or other distributions. See “Item 8—Financial Information—Dividends and Dividend Policy” for a description of distribution rights in connection with our common shares. Holders of our common shares also have the right, subject to certain exceptions provided for in Brazilian corporate law, but not the obligation, to subscribe to our future capital increases. Our shareholders are also entitled to share ratably our remaining assets in case we are liquidated, after payment of all of our liabilities.

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

The Novo Mercado listing rules require, for the approval of certain issues, such as to retain a specialized firm to prepare a valuation report with respect to the value of our common shares in the event of delisting from the Mercado Novo listing segment or cancelling our registration as a publicly- held company, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares (the “Outstanding Shares”) present at a shareholders’ meeting. In such events, the shareholders’ meeting must count on the presence of shareholders representing at least 20% of our Outstanding Shares on first call, or on the presence of any percentage of our Outstanding Shares on second call, with blank votes not taken into account and with one vote entitled to each share. For these purposes, Outstanding Shares within the meaning set forth in the Novo Mercado Participation Agreement and Novo Mercado listing segment regulations means all of our issued and outstanding shares, provide, however, with the exclusion of, (i) the shares held by any controlling shareholders or by affiliates of such controlling shareholders, (ii) the shares held by our managers, and (iii) treasury shares. See “Item 10—Additional Information—Delisting from the Novo Mercado” for additional information on this matter.

Notice of Shareholders’ Meetings

Brazilian corporate law requires that previous notice of any shareholders’ meeting be published on three different dates on a newspaper of high circulation in the state of the corporate offices. As a general rule, our company publishes meetings notices on the newspaper O Estado de São Paulo. For publicly-held companies such as us, the first notice must be published no later than 21 days prior to the date of the meeting on first call, and no later than eight days prior to the date of the meeting on second call, pursuant to Article 124 of Brazilian corporate law, as amended by Law No. 14,195/2021. In certain circumstances, the CVM may require that the first notice for the shareholders’ meeting to be published no later than 30 days prior to the shareholders’ meeting. Nevertheless, CVM may also require, upon shareholder request, up to 15 additional days between such prior notice and any special shareholders’ meeting, in order to enable such shareholder to having enough time to analyze the matters to be discussed at the meeting. In addition, our bylaws require that a shareholders’ meeting to be convened to decide on the cancellation of our registration as a public company with the CVM or our delisting from the Novo Mercado listing segment must be called at least 30 days prior to the shareholders’ meeting. The notice on the shareholders’ meeting must contain the agenda, date and venue of the meeting, and (if applicable) the nature of the proposed bylaws amendments.

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

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to participate in any issue of new shares, in proportion to its holding at such time. However, the conversion of debentures into shares, the granting of options to purchase or subscribe for shares and the issue of shares as a result of the exercise of such options, are not subject to preemptive rights. Our shareholders are also entitled to preemptive rights in any issue of convertible debentures or offerings of shares or warrants issued by us. Shareholders have a period of at least 30 days after the publication of notice of the issue of shares, convertible debentures and warrants to exercise their preemptive rights. In addition, such preemptive rights may be transferred or disposed of for value. Under the terms of Article 172 of Brazilian corporate law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issue of new shares, debentures convertible into shares and warrants up to the limit of our authorized share capital, if the distribution of those securities is conducted in a stock exchange, or through a public offering, an exchange offer for shares or tender offer the purpose of which is to acquire control of another company. Please refer to “Item 3—Key Information—Risk Factors—Risks Relating to the Offering and Our Common Shares—A holder of our common shares not residing in Brazil might be unable to exercise preemptive rights with respect to the common shares” for additional information on this matter.

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

Resolution 4,373

On September 29, 2014, the CMN issued Resolution No. 4,373, which provides for the new mechanism for non-resident investments in the Brazilian financial and capital markets. Resolution No. 4,373 became effective on March 30, 2015, replacing CMN Resolution No. 2,689/2000. Effective January 1, 2025, CMN Resolution No. 4,373 was revoked and replaced by BCB/CVM Joint Resolution No. 13, of December 3, 2024, which maintains a substantially similar framework for non-resident portfolio investments. Registration of non-resident investors with the CVM is governed by CVM Resolution No. 13/2020. References in this annual report to “Resolution No. 4,373” and to “4,373 Holders” should be read as references to the regulation currently in effect and to investors registered thereunder.

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

Dividends

Pursuant to Law No. 15,270/2025, as from January 1, 2026, dividends paid, credited, delivered or remitted by a Brazilian corporation, such as us, to a Non-Resident Holder of our common shares or ADSs are subject to withholding income tax at the rate of 10%, regardless of the amount. Dividends related to profits determined through 2025 are not subject to this withholding tax, provided that their distribution was approved by December 31, 2025 and they are paid in accordance with the terms of the approving corporate act. Law No. 15,270/2025 also provides that a Non-Resident Holder may, under certain conditions, claim a credit if the sum of the effective corporate income tax rate of the distributing company and the 10% withholding tax exceeds the nominal combined corporate income tax rates. Prior to January 1, 2026, dividends paid out of profits generated after January 1, 1996 were not subject to withholding income tax in Brazil. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year.

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 17.5% (as from January 1, 2026, pursuant to Complementary Law No. 224/2025; 15% for payments made until December 31, 2025), or 25% if the Non-Resident Holder is domiciled in (i) a country or location that does not impose income tax, or (ii) where the maximum income tax rate is lower than 17% or (iii) a Tax Haven Jurisdiction. See “Interpretation of the Discussion of the Definition of “Tax Haven Jurisdictions” below.

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

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at progressive rates ranging from 15% to 22.5%, depending on the amount of the gain, pursuant to Law No. 13,259/2016, or at the rate of 25% in the case of a Non-Resident Holder resident in a Tax Haven Jurisdiction.

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares and ADSs. This discussion deals only with U.S. Holders (as defined below) that hold our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person that received our common shares or ADSs as compensation for the performance of services;

●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction or a straddle;

●	a person deemed to sell our common shares or ADSs under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”);

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for U.S. federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the U.S. dollar.

As used herein, “U.S. Holder” means a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement in connection with our ADS program, and all other related agreements, will be performed in accordance with their terms.

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

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains and Losses”). However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will be ordinary loss only to the extent of the net amount of previously included income as a result of the mark-to-market election, and thereafter will be capital loss.

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

Taxation of Capital Gains and Losses

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

As a foreign private issuer, we are exempt from the Exchange Act rules prescribing the furnishing and content of proxy statements, and our directors, executive officers and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. However, as from March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act and the rules adopted by the SEC thereunder, our directors and executive officers are subject to the reporting requirements of Section 16(a) of the Exchange Act and are required to file reports on Forms 3, 4 and 5 with the SEC. Holders of more than 10% of our common shares remain exempt from Section 16(a).

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

As of June 30, 2026, we had a short position in U.S. dollars in the amount of US$54.4 million. The result of a hypothetical devaluation of 5% of the real in relation to the U.S. dollar would generate a loss before taxes of R$14.0 million.

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

If our volume of funds invested in financial instruments indexed to the CDI rate remains the same with June 30, 2026 as a base date, a hypothetical decrease in the CDI rate of 10% would reduce our income by R$0.201 million monthly.

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

On June 30, 2026, we had a short position in soybean derivatives (CBOT-futures, options and OTC contracts) in the total volume of 2,200 thousand bags.

Considering sales volumes hedged by derivatives and the soybean price as of June 30, 2026, we believe that a hypothetical decrease of 5% in the price of soybeans not hedged by derivatives would decrease our expected revenues from grain sales for the next 12 months by R$19.8 million.

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

As of the end of the period covered by this annual report, our management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer , performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer, and Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our management, together with our Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2026, the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting on June 30, 2026, utilizing the criteria described in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective as of June 30, 2026. Based on this assessment, our management has concluded that, as of June 30, 2026, the Company’s internal control over financial reporting was effective at the reasonable assurance level.

C.	Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm.

We will only be required to include this report once we cease to be an emerging growth company.

D.	Changes in Internal Control Over Financial Reporting

There have been no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On July 11, 2023, our board of directors approved, by majority vote, the appointment of Mr. Fabiano Nunes Ferrari as a member of the Company’s statutory audit committee, and he was re-appointed on October 28, 2025 for a two-year term, until the first board of directors’ meeting following our 2027 annual shareholders’ meeting. Mr. Nunes Ferrari is a “financial expert,” as such term is defined in the SEC rules. Mr. Nunes Ferrari is independent, as such term is defined in the Novo Mercado listing rules. Our board of directors has determined that Mr. Nunes Ferrari is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D—Exemptions from the Listing Standards for Audit Committees.” See “Item 6—Directors, Senior Management and Employees” for information regarding the experience of Mr. Nunes Ferrari.

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

If we make any substantive amendment to the code of conduct or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of the code of conduct, we intend to disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2026, no such amendment or waiver was made or granted.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount of fees billed to us by our independent auditors for services performed in the fiscal years ended June 30, 2026 and 2025.

	Year Ended June 30
	2026	2025
	(in R$ thousands)
Audit fees(1)	1,750.0	1,890.6
Audit-related fees(2)	303.8	592.6
Total fees	2,053.8	2,483.2

(1)	Audit fees in fiscal year 2026 are the aggregated fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for the audit of our consolidated and annual financial statements and attestation services that are provided in connection with regulatory filings or engagements.

(2)	Audit-related fees in fiscal year 2026 were the fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for interoffice reports regarding: (1) the audit of our consolidated reporting package and internal controls for Cresud consolidation purposes, and (2) foreign exchange conversion review work related to our consolidation process within Cresud consolidated financial statements.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2026, the Company or any affiliated purchaser did not acquire any of our common shares.

During the years ended June 30, 2024, 2025 and 2026, we did not have a share buyback program in effect.

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

Part III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning on page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Bylaws of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of April 28, 2023 (English translation) (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

2.1	Form of Amended and Restated Deposit Agreement Among BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, the Bank of New York Mellon and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.01 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

2.2	English translation of the Private Instrument of Second Issuance of Simple, Unsecured, Non-Convertible Debentures, to be Converted Into Secured Debentures, in Single Series, for Private Placement of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of March 22, 2021, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and ISEC Securitizadora S.A. (Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária a ser Convolada na Espécie com Garantia Real, em Série Única, para Colocação Privada, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas) (incorporated by reference to Exhibit 4.91 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

2.3	English translation of the Private Instrument of Third Issuance of Simple, Secured, Non-Convertible Debentures, in a Single Series, for Public Distribution in the Automatic Registration Distribution Procedure, of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, dated as of November 14, 2023, by and between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., and Imobiliária Cajueiro Ltda. (Instrumento Particular de Escritura da 3ª (Terceira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie com Garantia Real, em Série Única, para Distribuição Pública em Rito de Registro Automático de Distribuição, da BrasilAgro – Companhia Brasileira de Propriedades Agrícolas)(incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.1	Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.06 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.2	First Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.07 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.3	Second Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.08 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.4	Third Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.09 to the Registration Statement on Form 20-F filed with the SEC on October 31, 2012, File No. 001-35723)

4.5	Fourth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.6	Fifth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed with the SEC on October 31, 2013, File No. 001-35723)

4.7	Sixth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.8	Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed with the SEC on October 19, 2016, File No. 001-35723)

4.9	Summary translation of private instrument for regulation of rights and obligations between Brenco - Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.10	Summary translation of agricultural subpartnership agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.11	Summary translation of sugarcane purchase and sale agreement between Brenco – Companhia Brasileira de Energia Renovável and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed with the SEC on November 2, 2015, File No. 001-35723)

4.12	Summary translation of Shareholder Agreement of Cresca S.A. dated as of October 5, 2016, by and between BrasilAgro and Cresca S.A. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.14	Summary translation of the sugarcane purchase and sale agreement dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda. Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.15	Summary translation of the rural partnership agreement, dated as of January 11, 2017, by and between Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., Imobiliária Ceibo Ltda. and BrasilAgro (incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F filed with the SEC on October 26, 2017, File No. 001-35723)

4.16	Summary translation of the rural partnership agreement, dated as of July 11, 2018, as amended on August 28, 2018, by and between 3SB Produtos Agrícolas S.A., Sinagro Produtos Agropecuários S.A., Marcos Antônio Vimercati, and Brasil Agro in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca (incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.17	Summary translation of the rural partnership agreement, dated as of June 13, 2018, by and between Jaborandi Agrícola Ltda. John Kudiess, Harold Kudiess and Imobiliária Jaborandi Ltda. in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.18	Summary translation of the private instrument of commitment to purchase and sale of real property dated as of April 26, 2018, by and between Imobiliária Araucária Ltda., Fabrício Fries, Diógenes Fries, Vanessa Fries, Celso Fries and BrasilAgro in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed with the SEC on October 30, 2018, File No. 001-35723)

4.19	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Santa Luzia (incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.20	Summary translation of the rural partnership agreement, entered into on June 13, 2019, in connection with Fazenda Jataí II (incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.21	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 28, 2019, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.22	Summary translation of the series B subscription agreement, entered into on September 16, 2019 (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2019, File No. 001-35723)

4.23	Summary translation of the rural partnership agreement, entered into on December 26, 2019, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.24	Summary translation of the first amendment to rural partnership agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.25	Summary translation of the private instrument of commitment to purchase and sale of real property, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.59 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.26	Summary translation of the rural partnership agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.60 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.27	Summary translation of the eighth amendment to agreement to supply sugarcane, entered into by BrasilAgro and Brenco, on June 22, 2020, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.67 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.28	Merger Agreement and Other Covenants between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas and Agrifirma Brasil Holding S.A., Agrifirma Brasil Agropecuária S.A., Brasil Agronegócio – Fundo de Investimento em Participações Multiestratégia, Terras Brasil – Fundo de Investimento em Participações Multiestratégia, and certain other parties listed therein, dated as of November 22, 2019 (incorporated by reference to Exhibit 4.68 to the Annual Report on Form 20-F filed with the SEC on October 30, 2020, File No. 001-35723)

4.29	Summary of the Private Instrument for Regulation of Rights and Obligations, entered into on January 7, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.72 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.30	Summary of the Private Instrument of First Amendment to Regulation of Rights and Obligations, entered into on September 1, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.73 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.31	Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.32	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.33	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 3, 2021, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.34	Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 23, 2021, in connection with Fazenda Chaparral and Fazenda Rio do Meio (incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.35	Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.86 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.36	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on September 1, 2021, in connection with Fazenda Alto Taquari (incorporated by reference to Exhibit 4.87 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.37	Summary of the Second Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande (incorporated by reference to Exhibit 4.88 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.38	Share Purchase Agreement between BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, Agrifirma Agro Ltda., Imobiliária Engenho de Maracajú Ltda., Agropecuária Santa Cruz de la Sierra S.A., Alafox S.A., Sedelor S.A., Helmir S.A., Codalis S.A. and, as intervening consenting parties, Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., and, as guarantor, Cresud S.A.C.I.F.Y.A, dated as of December 23, 2020 (incorporated by reference to Exhibit 4.90 to the Annual Report on Form 20-F filed with the SEC on October 29, 2021, File No. 001-35723)

4.39	English translation of the Long-Term Stock-Based Incentive Program No. 2 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on May 6, 2021 (incorporated by reference to Exhibit 4.92 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.40	Summary of the Rural Partnership Agreement, entered into on July 21, 2022, in connection with Fazenda São Domingos (incorporated by reference to Exhibit 4.93 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.41	Summary of the Rural Partnership Agreement, entered into on May 25, 2022, in connection with Fazenda Regalito (incorporated by reference to Exhibit 4.94 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.42

Summary of the Rural Lease Agreement, entered into on April 9, 2020, in connection with Fazenda Nossa Senhora Aparecida (incorporated by reference to Exhibit 4.95 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.43	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda São Simão (incorporated by reference to Exhibit 4.96 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.44	Summary of the Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 15, 2021, in connection with Fazenda Panamby (incorporated by reference to Exhibit 4.98 to the Annual Report on Form 20-F filed with the SEC on November 4, 2022, File No. 001-35723)

4.45	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on October, 6, 2022, in connection with Fazenda Marangatú (incorporated by reference to Exhibit 4.75 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.46	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on November 8, 2022, in connection with Fazenda Rio do Meio (incorporated by reference to Exhibit 4.76 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.47	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 27, 2023, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.77 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.48	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 29, 2023, in connection with Fazenda Araucária (incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.49	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on June 29, 2023, in connection with Fazenda Jatobá (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 31, 2023, File No. 001-35723)

4.50	English translation of the Long-Term Stock-Based Incentive Program No. 3 Approved at the Board of Directors’ Meeting of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Held on December 4, 2023 (incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.51	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on March 14, 2024, regarding Fazenda Chaparral (incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.52	Summary of the Private Instrument of Investment, Share Purchase, and Sale Agreement, entered into on May 20, 2024, related to the Acquisition of Companhia Agrícola Novo Horizonte S.A.(incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.53	Summary of the Rural Lease Agreement Regarding Fazenda Zanoni, entered into on August 14, 2020, With Respect to Companhia Agrícola Novo Horizonte S.A.(incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

4.54	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on June 30, 2025, regarding Preferencia Farm (incorporated by reference to Exhibit 4.82 to the Annual Report on Form 20-F filed with the SEC on October 30, 2025, File No. 001-35723)

4.55	Summary of the Private Instrument of Rural Partnership Agreement, entered into on August 14, 2025, regarding Estrela do Guapore Farm (incorporated by reference to Exhibit 4.83 to the Annual Report on Form 20-F filed with the SEC on October 30, 2025, File No. 001-35723)

4.56	Summary of the Rural Partnership Agreement, entered into on May 8, 2023, in connection with Fazenda Avarandado

4.57	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 16, 2026, in connection with Fazenda Rio do Meio

4.58	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 16, 2026, in connection with Fazenda Rio do Meio

4.59	Summary of the Rural Partnership Agreement, entered into on March 11, 2024, in connection with Fazenda Alto da Serra

4.60	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on February 25, 2026, in connection with Fazenda Marangatu

4.61	Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on February 25, 2026, in connection with Fazenda Marangatu

4.62	Summary of Tenth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco, on May 5, 2023, in connection with Fazenda Alto Taquari

4.63	Summary of the Settlement Agreement, entered into on October 27, 2025 in connection with Fazenda Rio do Meio

8.1	List of Subsidiaries

11.1	Code of Conduct of BrasilAgro (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

11.2	Securities Trading Policy of BrasilAgro (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer and Investors Relations Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

97.1	Incentive Compensation Clawback Policy of BrasilAgro (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the SEC on October 31, 2024, File No. 001-35723)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: October 30, 2026

/s/ Andre Guillaumon
Name:	Andre Guillaumon
Title:	Chief Executive Officer

/s/ Gustavo Javier Lopez
Name:	Gustavo Javier Lopez
Title:	Chief Financial Officer and Investor Relations Officer

Consolidated Financial Statements

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

For the years ended of June 30, 2026 and 2025

with Report of Independent Registered Public Accounting Firm

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated Financial statements

Years ended June 30, 2026 and 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors

BrasilAgro - Companhia Brasileira de
Propriedades Agrícolas

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

São Paulo, Brazil

October 30, 2026

We have served as the Company’s auditor since 2021.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2026 and 2025

(In thousands of reais, unless stated otherwise)

	Note	2026	2025
Assets
Current assets
Cash and cash equivalents	6.1	168,499	142,908
Marketable securities	6.2	16,353	16,908
Derivative financial instruments	7	15,163	29,609
Accounts receivable and others	8	341,808	429,465
Inventories	9	272,257	293,518
Biological assets	10	277,274	265,440
Total current assets		1,091,354	1,177,848

Noncurrent assets
Biological assets	10	13,767	32,345
Restricted marketable securities	6.2	18,394	-
Derivative financial instruments	7	21,123	10,973
Accounts receivable and others	8	472,337	603,843
Deferred taxes	18.1	229,292	166,145
Investment properties	11	1,337,422	1,323,834
Transactions with related parties	30	3,293	2,822
Investments	12	1,324	1,335
Property, plant and equipment	13	277,967	232,669
Intangible assets		5,021	5,095
Right-of-use assets	14	235,544	280,093
Total noncurrent assets		2,615,484	2,659,154

Total assets		3,706,838	3,837,002

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of financial position

Years ended June 30, 2026 and 2025

(In thousands of reais, unless stated otherwise)

	Note	2026	2025
Liabilities and equity
Current liabilities
Trade accounts payable and others	16	110,115	176,029
Loans, financing and debentures	17	475,018	355,841
Salaries and payroll obligations		22,486	21,481
Derivative financial instruments	7	9,456	15,492
Other liabilities	19	6,895	7,082
Leases payable	15	83,613	82,330
Total current liabilities		707,583	658,255

Noncurrent liabilities
Trade accounts payable and others	16	23,882	46,819
Loans, financing and debentures	17	549,282	529,678
Deferred taxes	18.1	32,231	36,880
Leases payable	15	323,952	343,454
Derivative financial instruments	7	19,618	17,632
Provision for legal claims	28	3,571	792
Transactions with related parties	30	10,226	8,401
Other liabilities	19	11,184	17,363
Total noncurrent liabilities		973,946	1,001,019

Total liabilities		1,681,529	1,659,274

Equity
Capital	20.a	1,587,988	1,587,988
Share issue expenses		(11,343)	(11,343)
Capital reserve	20.b	(6,475)	(8,193)
Treasury shares	20.f	(43,648)	(43,648)
Income reserves		379,771	499,780
Additional dividends proposed	20.d	30,000	42,220
Other comprehensive income	20.e	89,016	110,924
Total equity		2,025,309	2,177,728

Total liabilities and equity		3,706,838	3,837,002

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of income

Years ended June 30, 2026, 2025 and 2024

(In thousands of reais, unless stated otherwise)

	Notes	2026	2025	2024

Net revenue	22.a	891,652	877,443	771,126
Gain on sale of farms	22.b	2,078	180,086	248,375
Changes in fair value of biological assets and agricultural products	10.e	32,080	122,671	40,499
Cost of sales	23	(828,422)	(833,910)	(747,019)
Adjustment to net realizable value of agricultural products after harvest, net	9.1	(1,074)	(8,069)	(1,091)
Gross income		96,314	338,221	311,890

Selling expenses	23	(72,546)	(59,512)	(55,064)
General and administrative expenses	23	(67,953)	(67,488)	(65,534)
Other operating income (expenses), net	25	(8,732)	(4,753)	(5,427)
Operating income (loss)		(52,917)	206,468	185,865

Share of profit (loss) of a joint venture	12.a	(7)	(1,424)	(58)
Financial income (expenses)
Financial income	26	496,200	337,510	312,916
Financial expenses	26	(590,578)	(417,906)	(307,208)
Profit (loss) before income and social contribution taxes		(147,302)	124,648	191,515

Income and social contribution taxes	18.2	57,293	13,371	35,352

Net income (loss) for the year		(90,009)	138,019	226,867

Basic earnings (loss) per share - in Brazilian reais	27	(0.9036)	1.3855	2.2774
Diluted earnings (loss) per share - in Brazilian reais	27	(0.9036)	1.3780	2.2670

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of comprehensive income

Years ended June 30, 2026, 2025 and 2024

(In thousands of reais)

	Note	2026	2025	2024

Net income (loss) for the year		(90,009)	138,019	226,867

Other comprehensive income/loss to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment of foreign operations	20.e	(21,908)	(7,463)	54,768

Total comprehensive income (loss) for the year		(111,917)	130,556	281,635

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of changes in equity

Years ended June 30, 2026, 2025 and 2024

(In thousands of reais)

				Capital reserves				Income reserves				Retained
	Note	Capital	Share issue expenses	Share premium	Share-based payments	Transactions among shareholders	Treasury shares	Legal	Investment and expansion	Additional dividends proposed	Other comprehensive income	earnings / accumulated losses	Total equity
At June 30, 2023		1,587,985	(11,343)	(13,309)	10,917	(11,031)	(50,807)	86,849	278,039	256,223	63,619	-	2,197,142

Net income for the year		-	-	-	-	-	-	-	-	-	-	226,867	226,867
Additional dividends distributed		-	-	-	-	-	-	-	-	(256,223)	-	-	(256,223)
Capital increase	20.a	3	-	-	-	-	-	-	-	-	-	-	3
Acquisition-related share premium reclassification		-	-	14,931	-	-	-	-	-	-	-	-	14,931
Stock compensation plan		-	-	-	1,800	-	-	-	-	-	-	-	1,800
Share-based compensation plan		-	-	-	(8,337)	-	7,159	-	-	-	-	-	(1,178)
Payment of charges on compensation plan		-	-	-	(4,556)	-	-	-	-	-	-	-	(4,556)
Constitution of legal reserve		-	-	-	-	-	-	11,343	-	-	-	(11,343)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	60,524	-	-	(60,524)	-
Unclaimed dividends		-	-	-	-	-	-	-	6	-	-	-	6
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(53,881)	(53,881)
Additional dividends proposed		-	-	-	-	-	-	-	-	101,119	-	(101,119)	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	54,768	-	54,768
At June 30, 2024		1,587,988	(11,343)	1,622	(176)	(11,031)	(43,648)	98,192	338,569	101,119	118,387	-	2,179,679

Net income for the year		-	-	-	-	-	-	-	-	-	-	138,019	138,019
Additional dividends distributed		-	-	-	-	-	-	-	-	(101,119)	-	-	(101,119)
Share-based compensation plan		-	-	-	1,392	-	-	-	-	-	-	-	1,392
Constitution of legal reserve		-	-	-	-	-	-	6,901	-	-	-	(6,901)	-
Constitution of reserve for investment and expansion		-	-	-	-	-	-	-	56,118	-	-	(56,118)	-
Minimum mandatory dividends		-	-	-	-	-	-	-	-	-	-	(32,780)	(32,780)
Additional dividends proposed		-	-	-	-	-	-	-	-	42,220	-	(42,220)
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(7,463)	-	(7,463)
At June 30, 2025		1,587,988	(11,343)	1,622	1,216	(11,031)	(43,648)	105,093	394,687	42,220	110,924	-	2,177,728

Net income for the year		-	-	-	-	-	-	-	-	-	-	(90,009)	(90,009)
Additional dividends distributed		-	-	-	-	-	-	-	-	(42,220)	-	-	(42,220)
Acquisition-related share premium reclassification		-	-	610	-	-	-	-	-	-	-	-	610
Additional dividends		-	-	-	-	-	-	-	(30,000)	30,000	-	-	-
Stock compensation plan		-	-	-	1,108	-	-	-	-	-	-	-	1,108
Accumulated deficit absorbed by investment and expansion reserve		-	-	-	-	-	-	-	(90,009)	-	-	90,009	-
Currency translation adjustment of foreign operation	20.e	-	-	-	-	-	-	-	-	-	(21,908)	-	(21,908)
At June 30, 2026		1,587,988	(11,343)	2,232	2,324	(11,031)	(43,648)	105,093	274,678	30,000	89,016	-	2,025,309

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Consolidated statements of cash flows

Years ended June 30, 2026, 2025 and 2024

(In thousands of reais)

	Note	2026	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the year		(90,009)	138,019	226,867
Adjustments to reconcile net income for the year
Depreciation and amortization	23	79,540	74,953	80,175
Gain on sale of farm		(2,078)	(180,086)	(194,842)
Residual value of property, plant and equipment and intangible assets disposed		4,001	11,552	7,369
Write-off of capitalized costs in investment properties		1,780	466	(1,478)
Share of (loss) profit of a joint venture	12	7	1,424	58
Unrealized loss (gain) on derivatives, net	26	(1,238)	(63,718)	82,600
Accrued interest, charges, foreign exchange effects and other from short-term investments		115,660	111,975	41,225
Gain on remeasurement of receivable from sale of farms, net		(5,099)	(15,709)	(72,914)
Effect of share-based incentive plan (ILPA)		1,108	1,392	1,800
Deferred income and social contribution taxes	18.2	(67,796)	(32,686)	(58,826)
Changes in fair value of biological assets and agricultural products	10	(32,080)	(122,671)	(40,499)
Adjustments to net realizable value of agricultural products after harvest	9.1	1,074	8,069	1,091
(Reversal of) Allowance for expected credit losses	23	7	(203)	-
Provision for legal claims	28	2,899	331	(437)
Lease write-offs		(529)	(144)	-
		7,247	(67,036)	72,189
Changes in assets and liabilities
Trade accounts receivable		46,773	(35,896)	7,462
Inventories		(55,833)	(137,377)	(59,446)
Biological assets		88,427	133,289	69,918
Recoverable taxes		(56,611)	(10,418)	(9,668)
Derivative financial instruments		1,484	7,667	27,003
Other receivables		8,226	11,027	(24,563)
Trade accounts payable		(12,520)	4,619	(28,701)
Related parties		2,904	(169)	154
Taxes payable		(2,470)	14,015	435
Salaries and payroll		1,067	812	(8,662)
Advances from customers		17,059	(17,516)	12,052
Leases payable		(12,840)	(8,937)	(7,799)
Other liabilities		(9,643)	(5,677)	37,921
Legal claims	28	(120)	(238)	(156)
Receivables from the sale of farms		179,273	269,802	263,825
Acquisitions of investment properties		(55,398)	(67,772)	(102,622)
Farm acquisitions		-	(4,852)	(146,948)
Net cash provided by (used in) operations		147,025	85,343	102,394
Income tax and social contribution		(26,204)	(13,808)	(22,972)
Net cash provided by operating activities		120,821	71,535	79,422

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment and intangible assets		(63,912)	(79,973)	(68,405)
Redemption of marketable securities		5,864	41,050	40,559
Cash acquired in business combination		-	12	-
Net cash flows used in investing activities		(58,048)	(38,911)	(27,846)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	17	616,614	443,601	448,057
Interest paid on loans, leases, financing and debentures	17	(82,147)	(63,886)	(43,873)
Payment of loans and financing	17	(496,559)	(284,429)	(350,933)
Dividends distributed		(74,990)	(155,983)	(319,053)
Capital increase, net of share issue costs	20.a	-	-	3
Net cash flows from (used in) financing activities		(37,082)	(60,697)	(265,799)
Increase (decrease) in cash and cash equivalents		25,691	(28,073)	(214,223)

Cash and cash equivalents at beginning of year	6.1	142,908	170,953	383,837
Effect of exchange rate changes on cash and cash equivalents		(100)	28	1,339
Cash and cash equivalents at end of year	6.1	168,499	142,908	170,953

Transaction with no cash involved:

The Company presents its cash flow statements using the indirect method. Noncash transactions included:

(i)	The termination of the sales contract for the Rio do Meio I Farm of R$47,133.

See accompanying notes.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

1. Operations

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) or (“Company”) was incorporated on September 23, 2005 with a registered address at Avenida Rebouças, 2942, in São Paulo, State of São Paulo, and has branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais, Maranhão, Piauí, Tocantins and São Paulo, as well as operating in Paraguay and Bolivia. The Company is the direct and indirect parent company of closely held companies and its corporate purpose is: (i) the production and sale, import and export of agriculture products and inputs, cattle raising and forestry activities; (ii) the purchase, sale and rental of real estate in rural and/or urban areas; and (iii) real estate brokerage; and the management of its own and third-party assets.

As of June 30, 2026, the Company and its subsidiaries (the “Group”) operate 21 farms with a total area of 257,141 hectares (249,846 hectares as of June 30, 2025), comprising 187,056 hectares of own land and 70,085 hectares of leased land (173,253 hectares own land and 76,593 hectares leased as of June 30, 2025). At June 30, 2026 and 2025, operations consist of 18 farms in Brazil distributed across six states, one farm in Paraguay, and two farms in Bolivia.

2. Main corporate events

2.1. Sale of Farms

Sale of farms in the year ended on June 30, 2026

Marangatu II Farm

On March 17, 2026, Agropecuária Moroti S.A. entered into a contract for the sale of 921 hectares (502 productive hectares) of the Marangatu Farm (“Marangatu II”) located in the municipality of Mariscal Estigarribia, Boquerón, Paraguay for US$1,492 thousand (US$3 thousand per productive hectare).

This includes US$590 thousand—equivalent to R$3,059 at the balance sheet date—for the sale of 372 hectares (201 productive hectares), having been recorded in the books of account as at March 31, 2026. On the transaction date, the buyer paid US$301 thousand in advance (equivalent to R$1,583 at the balance sheet date), the remaining balance being payable in annual installments starting from February 2027 to 2029.

The additional portion of the transaction for the sale of 549 hectares (301 productive hectares) was agreed for US$903 thousand and is subject to certain precedent conditions. Accordingly, its effects were not recognized in the financial statements as of June 30, 2026, and will be recognized for accounting purposes once the applicable recognition criteria have been met.

Sale of farms in the year ended on June 30, 2025

Rio do Meio II Farm

On September 30, 2024, Agrifirma Bahia Agropecuária Ltda. transferred title for 190 hectares (178 hectares of productive land) upon the sale of Rio do Meio II Farm, a rural property located in the municipality of Correntina, Bahia. The amount payable was the equivalent of 54,053 bags of soybeans, or R$7,128 on the transaction date, and was paid during the year. On May 23, 2025, title for 660 hectares (243 hectares of productive land) of the same property was transferred, for the equivalent of 75,454 bags of soybeans, or R$10,064 on the transaction date, payable in annual installments starting from July 31, 2027 to 2028.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The Sale and Purchase Agreement was signed on November 8, 2022, and established a four-phase ownership transfer schedule being completed on May 23, 2025.

Alto Taquari IV

On September 26, 2024, Imobiliária Mogno transferred title for the remaining balance of 1,157 productive hectares from the sale of the Alto Taquari Farm, a rural property located in the municipalities of Alto Taquari and Araputanga, Mato Grosso. The amount payable was the equivalent of 1,272,274 bags of soybeans, or R$189,401 on the transaction date, and will be paid in six fixed annual installments starting from May 31, 2025 to 2029.

Preferência Farm

On June 30, 2025, Cajueiro Real Estate sold 17,799 hectares (12,413 productive hectares) of the Preferência Farm located in the municipality of Baianópolis, Bahia. The amount to be paid is the equivalent of 452,342 arrobas of beef, or R$140,000 on the transaction date. On June 30, 2025, the buyer made a down payment of R$2,000, and in July 2025 settled the first installment of R$40,000, equivalent to 135,703 arrobas of beef. The remaining balance of 316,640 arrobas of beef is due in six annual installments of 52,773 arrobas starting from October 31, 2026 to 2031.

Sale of farms in the year ended on June 30, 2024

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

2.3. Business combination in prior periods

Acquisition of Novo Horizonte Agricultural Company

On August 6, 2024, Agrifirma Agro Ltda. acquired all the capital quotas of Nova Horizonte Agrícola Ltda. strengthening the Company’s presence in grain production in the State of Mato Grosso, including a 16-year lease for 4,767 hectares. The purchase consideration was R$ 6,157, of which R$ 4,852 was paid in advance. The remaining balance of R$ 1,305, as of June 30, 2025 - which had been subject to the reimbursement of tax credits acquired in the transaction - was fully settled during the current year. Following the completion of the purchase price allocation exercise, a bargain purchase gain of R$ 348 was recognized, being the difference between the consideration transferred and the fair value of the net assets acquired, pursuant to IFRS 3. There were no significant changes to the assumptions or recognized amounts following the completion of the acquisition measurement.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

2.4. Other performance aspects

The Company’s revenue includes the sale of commodities to domestic customers. These are affected by conditions in global commodity markets and depend on logistics and supply chains, including ports, distribution centers and suppliers.

Agricultural products have experienced strong demand from export markets, influencing the Company’s commercial strategy. The logistics chains have been impacted by higher freight costs, especially from fuel price volatility and conditions affecting the flow of production. However, no significant disruptions impacted export operations or logistics in the period, nor in the delivery of inputs, which had already been largely acquired to meet production schedules.

The Company has not identified any significant changes affecting sales commitments to customers or their fulfillment, which reflects the robust nature of relationships with commercial partners. To date, no relevant issues related to these commitments have been identified.

Short and long-term liquidity is maintained; changes in shipments and receipts are monitored, with no significant impact identified on the Company’s financial position. Management has not identified any significant risks that might affect its ability to continue operating as a going concern into the foreseeable future.

2.5. Climate change risks

The Company is exposed to risks arising from climate change, which may affect the performance of its agricultural operations, crop productivity, operating costs, supply chain, the valuation of its assets and certain accounting estimates.

These risks include, among others, the occurrence of adverse or extreme weather events, such as extended periods of drought, excessive rainfall, frost, heat waves, and atypical temperature variations, which can impact crop development, product quality, the schedule of agricultural operations and production costs.

The climate scenario had been recovering from the residual effects of La Niña to be faced migrating to more neutral El Niño conditions. This weather pattern can affect predictability as to rainfall and temperature fluctuations—albeit with regional variations—resulting in distinct impacts on crops and production cycles. he Company’s operations in Brazil, Paraguay, and Bolivia are subject to these regional climatic variations, which may require operational adjustments affecting accounting estimates and judgments, including, but not limited to, the fair value measurement of biological assets, asset impairment assessment, inventory impairment analysis, productivity estimates, and recognition of deferred tax assets.

The Company has processes for monitoring weather conditions and their potential impacts on operations and accounting estimates, considering technical, historical, and prospective information available at the time the financial statements are prepared. To date, no effects have been identified that would require significant revisions to the main adopted assumptions.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

For the upcoming season, the Company anticipates greater weather volatility, linked to El Niño, affecting precipitation, mid-season dry spells, and high temperatures. Impacts are expected to vary by region, affecting timing of start of planting and close monitoring of weather windows. To mitigate these risks, the Company adopts a regionalized management approach, operational flexibility, staggered planting, and prioritization of areas with more favorable water retention, alongside the use of weather and soil moisture monitoring technologies.

There is no guarantee that future weather conditions, including those associated with long-term climate change, will not adversely affect the Company’s future operating results, financial position and cash flows.

2.6. U.S. tariffs - Impact analysis

The Company continuously monitors changes in international trade policies, including new tariff, trade barriers, import and export restrictions, and other instruments that may affect global flows of agricultural commodities.

The tariff policies adopted by the government of the United States on agricultural products have undergone recent adjustments, including changes in the conditions applicable to certain products and countries. Although some measures may represent changes from previous, more restrictive scenarios, the international geo-political environment is uncertain, with potential impact on commodity volatility, global trade flows, and exchange rates.

The Company continues to monitor U.S. trade policies and their developments in global markets. The focus remains on strategic risk management and identifying opportunities to preserve the product competitiveness, ensuring the sustainability of operations and the stability of results in adverse contexts. No changes were identified that would have a significant impact on the consolidated financial statements for the year ended June 30, 2026.

2.7. Reform of taxes on consumption

Constitutional Amendment No. 132, enacted on December 20, 2023, instituted the Consumption Tax Reform, introducing new VAT taxes: the CBS, under federal jurisdiction, which will replace PIS and COFINS, and the IBS, under nonfederal jurisdiction, which will replace ICMS and ISS. A Selective Tax (IS) was also created, under federal jurisdiction, applicable to products and services that are harmful to health and the environment.

On January 16, 2025, Complementary Law No. 214/2025 was enacted, addressing relevant aspects of the Tax Reform regulation, including general rules applicable to CBS, IBS, and the Selective Tax. Throughout 2026, normative acts, operational guidelines, and additional regulations necessary for the implementation of the new tax system are being published.

The transition from the old to the new systems will take place gradually, starting with a testing phase in 2026; consequently, there is no material impact on the consolidated financial statements for the year ended June 30, 2026.

The Company continues to monitor the new regulations and operational requirements associated with the Tax Reform, continuously assessing potential impacts on its operations, systems, processes, internal controls, tax credits, costs, and cash flows.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

2.8. Risks associated with geopolitical scenarios

The international geopolitical landscape remains subject to high levels of uncertainty, including regional conflicts, trade restrictions, economic sanctions, disruptions to relevant logistics routes, and volatility in energy, freight, and agricultural input prices.

Tensions in the Middle East and restrictions on traffic in strategic marine routes, such as the Strait of Hormuz, affect global supply chains, with impacting prices and availability of oil, fertilizers, agrochemicals, and marine freight. These factors may increase the volatility of production costs and directly or indirectly impact the Company’s agricultural operations.

In the short term, exposure is mainly concentrated in inputs for sugarcane production and agrochemicals. For other fertilizers, the risk is partially mitigated through advance purchase planning, supplier diversification, inventory monitoring, and continuous supply chain management, reducing the impact on costs and margins.

The Company continues to monitor the evolving geopolitical landscape and its potential effects on the supply chain, logistics costs, and availability of inputs. As of the date of preparation of these financial statements, no significant impacts have been identified that would require adjustments to the consolidated financial statements for the year ended June 30, 2026.

3. Material accounting policies

Material accounting policies applied in preparing these financial statements are described below. These policies were consistently applied in all years presented, unless otherwise stated.

3.1. Basis of preparation

These consolidated financial statements were approved by the Board of Directors on October 30, 2026.

The consolidated financial statements were prepared based on the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS® Accounting Standards”), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor body, Standing Interpretations Committee (SIC® Interpretations) and the accounting practices adopted in Brazil (BR GAAP), which comprise the Brazilian corporate law, as well as the Accounting Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission of Brazil (CVM).

All information of significance to the financial statements is disclosed and is consistent with that used by Management in the performance of its duties.

The consolidated financial statements have been prepared based on the historical cost convention for going concern enterprises, unless otherwise stated, as described in the summary of significant accounting policies.

Management has not identified any significant uncertainty as to the Company’s ability to continue operation as a going concern in the next 12 months from the date of approval of these financial statements.

The preparation of the financial statements requires the use of critical accounting estimates. It also requires Management’s judgmental analysis when applying the Company’s accounting practices. Those areas requiring a higher level of judgment and of greater complexity, as well as the areas in which assumptions and estimates are significant to the financial statements (Note 4).

The non-financial data in these financial statements, such as sales volume, planted and leased area and number of farms, not being of an accounting nature, have not been audited by the independent auditors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2026 and 2025 and for the year ended June 30, 2026, 2025 and 2024. The table below shows the Company’s direct and indirect interest percentage in Group companies.

		Ownership %
		2026	2025	2024
Imobiliária Jaborandi Ltda.	Brazil	100	100	99.99
Imobiliária Cremaq Ltda.	Brazil	100	100	99.99
Imobiliária Araucária Ltda.	Brazil	100	100	99.99
Imobiliária Mogno Ltda.	Brazil	100	100	99.99
Imobiliária Cajueiro Ltda.	Brazil	100	100	99.99
Imobiliária Ceibo Ltda.	Brazil	100	100	99.99
Imobiliária Flamboyant Ltda.	Brazil	100	100	99.99
Palmeiras S.A.	Paraguay	100	100	99.99
Agropecuaria Morotí S.A. (b)	Paraguay	-	100	99.99
Agrifirma Agro Ltda.	Brazil	100	100	99.99
Agrifirma Bahia Agropecuária Ltda.(a)	Brazil	100	100	99.99
Companhia Agrícola Novo Horizonte (a)	Brazil	100	100
Agropecuaria Acres Del Sud S.A.	Bolivia	100	100	100
Ombú Agropecuaria S.A.	Bolivia	100	100	100
Yuchán Agropecuaria S.A	Bolivia	100	100	100
Yatay Agropecuaria S.A. (c)	Bolivia	-	100	100

(a)	Subsidiaries of Agrifirma – indirect control.

(b)	Agropecuaria Morotí S.A. was merged into the subsidiary Palmeiras S.A., which assumed its assets and liabilities effective April 17, 2026.

(c)	Yatay Agropecuaria S.A. was merged into the subsidiary Yuchán Agropecuaria S.A., which assumed its assets and liabilities effective June 1, 2026.

The subsidiaries are fully consolidated from the date control is obtained, being consolidated until control ceases. The investor controls the investee when it is exposed to, or has rights to, variable returns arising from the investee and has capacity to affect such returns through its power over the investee.

The financial statements of the subsidiaries are prepared for the same reporting period as that of the Company, using consistent accounting policies. All intragroup balances, revenues and expenses are fully eliminated in the consolidated financial statements. The Company and its consolidated companies are referred to as the “BrasilAgro Group.”

The Group carried out two internal reorganizations during the year ended June 30, 2026 to simplify the corporate structure and promote greater business management efficiency. The first took place on April 17, 2026, with the merger of Agropecuária Morotí S.A. into Palmeiras S.A. The second was approved on May 11, 2026, upon the merger of Yatay Agropecuária S.A. into Yuchán Agropecuária S.A., effective June 1, 2026. As these constituted business combinations between entities under common control, the “predecessor accounting method” was adopted, whereby the assets and liabilities of the merged entities were recorded at their historical book values prior to the transaction, without any remeasurement.

3.2. Foreign currency translation

a) Functional and presentation currency

The financial statements of the Company and its subsidiaries domiciled in Brazil are measured using the currency of the primary economic environment in which these companies operate (the “functional currency”). The functional currency of the entities in Brazil, as well as the presentation currency of the Group’s consolidated financial statements, is the Brazilian Real/ Reais (“R$”). For subsidiaries domiciled in Paraguay, the functional currency is the US dollar, and for subsidiaries headquartered in Bolivia, the functional currency is the Bolivian boliviano.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

b) Transactions and balances in foreign currencies

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect on the transaction or valuation dates when the items are remeasured. Exchange gains and losses resulting from the settlement of these transactions and translation at the year-end exchange rates, of monetary assets and liabilities in foreign currencies, are recorded in the statement of operations under “Financial income” and “Financial expense.”

c) Subsidiaries abroad

In preparing the Company’s financial statements, the financial statements of companies abroad, whose functional currency is the U.S. dollar and the Bolivian boliviano, are translated into Reais as follows: a) The assets and liabilities of each balance sheet, at the closing exchange rate; b) Equity of each balance sheet, at the historical exchange rate; and c) Revenues and expenses of each statement of operations are translated at average exchange rates (unless such average is not a reasonable approximation of the cumulative effect of the rates in effect on the transaction dates, in which case, revenues and expenses are translated at the rate on the transaction dates). The effects of exchange rate variations resulting from these translations are presented in the Statement of Comprehensive Income and incorporated into the Statement of Changes in Equity.

3.3. Investments in subsidiaries and in joint venture

In the consolidated financial statements, investments in subsidiaries are consolidated and investments in associates and joint ventures are accounted for using the equity method.

Upon applying the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company’s investment in its subsidiary or joint venture. The Company determines, at each reporting date, whether there is objective evidence that the investment in the subsidiary or joint venture has suffered an impairment loss. If so, the Company calculates the impairment loss as the difference between the recoverable amount of the subsidiary or joint venture and its carrying amount and recognizes the loss under “Share of equity results” in the statement of operations. No impairment losses were recognized for the year ended June 30, 2026.

A joint venture arises from an agreement in which the parties have joint control and rights to the net assets of the investee. Joint control is the agreed contractual sharing, when decisions over the relevant activities require the unanimous consent of the parties.

3.4. Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, bank deposits and short-term highly liquid financial investments for which there no early withdrawal penalties or other restrictions affecting their immediate redemption from the issuer of the instrument.

Marketable securities include the financial investments provided as guarantee for loans recorded in current and noncurrent assets matching the maturities of loans and financing. Certain debt agreements require the Company to hold marketable securities as guarantee for the outstanding balances. The Company records the purchases and sales of such investments as investing activities in the statement of cash flows.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Cash equivalents and marketable securities are measured at fair value through profit or loss.

Financial investments and repurchase agreements maturing within 90 days from the date of contract may have repurchase guarantee contractually provided by the financial institution issuing the security, allowing the redemption of securities at the amount originally invested plus interest with no penalty. They are classified as cash and cash equivalents. Investments in deposit certificates that are not eligible for redemption without penalties are held in marketable securities.

The fixed income investments held by the Company have yet to be allocated to rural activities under a policy approved by the Board of Directors.

3.5. Financial instruments

a) Financial assets

Initial recognition and measurement

Financial assets are measured at fair value upon initial recognition and subsequently measured at amortized cost or at fair value through profit or loss.

The classification of financial assets upon initial recognition depends on the characteristics of the contractual cash flows of the financial asset and on the Company’s business model for managing these financial assets. Trade accounts receivable that do not contain a significant financial component or for which the Company applied the practical expedient are measured at the transaction price pursuant to IFRS 15.

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

Subsequent measurement

For the purposes of subsequent measurement, the Company’s financial assets are classified as:

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets to be mandatorily measured at fair value. The Company designates certain financial assets at the initial recognition by the fair value through profit or loss. This designation cannot be subsequently altered. These assets are mainly marketable securities, derivatives and receivables from the sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in “Accounts receivable.”

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Changes in fair value related to credits for the sale of farms designated at fair value through profit or loss are recognized in “Income/Expense from indexation for inflation of farm receivables” under “Financial income.”

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

Impairment of financial assets

The following financial assets held by the Company are subject to the “expected credit losses” model:

●	accounts receivable from customers from sales of agricultural and cattle products and the sale of farms;

●	financial assets measured at amortized cost; and

●	financial assets measured at fair value through others comprehensive income.

Although cash and cash equivalents are also subject to impairment tests under IFRS 9, the impairment losses on these assets are not significant.

Trade accounts receivable and contract assets

The Company applies the simplified approach under IFRS 9 to measure expected credit losses considering an estimate for expected losses over the useful life for all trade accounts receivable and contract assets.

Expected loss rates are based on payment profiles over a defined period and the corresponding historical credit losses incurred during this period. Historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors that affect the customers’ capacity to settle receivables.

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications that there is no reasonable expectation of recovery include: incapacity of the debtor to undertake a renegotiation plan of their debt with the Company or to make contractual payments of liabilities overdue more than 90 days.

Impairment losses of trade accounts receivable and contract assets are charged to operating profit. Subsequent recoveries of amounts previously written off are credited in the same account.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Financial assets measured at amortized cost and at fair value through other comprehensive income

All investments in marketable securities at amortized cost and at fair value through other comprehensive income are considered to have low credit risk and the estimate for recognized losses during the year was therefore limited to expected credit losses over 12 months. Management considers “low credit risk” instruments traded in the market based on investment rating is assigned by at least one major rating agency. Other instruments are considered to have low credit risk when they pose a low risk of default and when the issuer is likely to meet its contractual cash flow obligations in the short term.

Estimated losses from investments in marketable securities at fair value through other comprehensive income are recognized in the statement of operations and reduce the fair value loss recognized in other comprehensive income. The expected credit losses from financial assets are insignificant.

Other financial assets at amortized cost include marketable securities that do not pay interest and listed private securities (previously held to maturity), loans to related parties and other accounts receivable. Estimated losses from other financial assets at amortized cost are recognized in the statement of operations for the year.

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

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

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

Gains and losses are recognized when liabilities are derecognized, as well as through the amortization of the effective interest rate.

The amortized cost is calculated based on any premium or discount in the acquisition and fees or costs that compose the effective interest rate method. Amortization through the effective interest rate method is recorded as a financial expense in the statement of operations.

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

Accounts receivable from customers related to the sale of farms, for which the amount receivable is contractually determined in number of bags of soybeans or arrobas of cattle, equivalent to an amount in Reais initially classified as financial assets and measured at fair value through profit or loss. In these cases, the accounts receivable is subsequently remeasured at each balance sheet date by applying the number of bags of soybeans or arrobas of cattle to the quotation for future delivery on the due date of each installment (or based on estimates and broker quotes when there is no quotation for future delivery on a specific due date) and multiplying the resulting amount in US dollars by the USD to R$ exchange rate for future delivery also on the same due date (assuming that future soybean and arroba quotations are denominated in US dollars). The resulting amount in Reais is measured at fair value using a discounted cash flow calculation. The gain (loss) on the remeasurement of receivables is recognized in the financial result under “Income/Expense on the update of farm receivables” in “Financial result” (Note 26).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

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

When sales contracts are signed with customers, the sales prices defined in the contracts are used as the premise for calculating realizable value; for inventory quantities when there are no sales contracts signed with customers, the Company uses market prices to calculate the realizable value. The adjustment to realizable value is recognized in the statement of operations for the period to which it relates, under “Provision for the recoverable value of agricultural products”.

The inventories of seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were recorded at the average acquisition cost.

In the event of a loss of quality of products which affect their sales (either due to storage, load, transportation and other events related to the operation) an assessment and physical segregation of these products is carried out. An internal process of registration, approval, disposal of inventories and destination of the product is then started upon the approval of the responsible officers duly formalized in the Company’s management system.

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

3.10. Biological assets

The Company’s and its subsidiaries’ biological assets consist mainly of cultivation of grains (soybean, corn, beans), cotton, sugarcane and of beef cattle (or cattle production), which are measured at fair value less costs to sell.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Agricultural production

The fair value of biological assets is determined at initial recognition and at each subsequent balance sheet date. Gains and losses arising from the variation of fair value of biological assets is determined as the difference between fair value and costs incurred with plantation and treatment of crops of biological assets until evaluation, recorded in the statement of operations for the year under “Changes in fair value of biological assets and agricultural products”. In certain circumstances, the estimated fair value ex-selling expenses approximate cost value of formation, especially when only a small biological transformation has taken place. Biological assets continue to be recorded at their fair value.

Sugarcane crops have a five-year production cycle on average; the beginning of a new cycle depends on the completion of the previous cycle. Accordingly, the current cycle is classified as short-term biological asset, and the amount related to sugarcane stubble crops (bearer of other cycles) are classified as bearer plants in property, plant and equipment. The calculation methodology used to estimate the value of the biological asset “sugarcane” was the discounted cash flow using factors compatible with the risk and the time of operations. Thus, the future cash flows were projected in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each planted hectare.

Soybean, corn, cotton and beans are temporary crops, in which the agricultural product is harvested between 90 to 240 days after planting date depending on the culture, variety, geographic location and climate conditions. The calculation methodology used to estimate the value of the biological assets of grains was the discounted cash flow using factors compatible with the risk and time of operations. The future cash flows are projected taking into consideration the estimated productivity, costs to be incurred based on the Company budget or on new internal estimates and market prices. These prices for commodities available in futures markets, were obtained from quotes on the following boards of trade: CBOT (“Chicago Board of Trade”), B3 (Brasil, Bolsa, Balcão), and NYBOT (“New York Board of Trade”). For the agricultural products not quoted on such markets, prices were obtained through direct market surveys or as disclosed by specialized companies. Based on market prices, related logistic and tax discounts were used to arrive at the prices of each of these products in each production unit of the Company.

Therefore, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques under the discounted cash flow method. Data for these methods is based on the information observed in the market, whenever possible, and when not feasible, using a judgment to establish the fair value. Such judgment includes considerations on the costs incurred to sell the product, such as price, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in biological assets.

Cattle production

The Company produces and sell beef calves after weaning, a breeding activity. In Paraguay, the main activity is feeding.

The Company segregates its cattle herd into cattle for consumption (current assets), which can be sold for meat production; and cattle for reproduction (non-current assets), to generate other biological assets. As at June 30, 2026, the Company had beef cattle, including breeding and raising, calves, heifers, pregnant heifers, pregnant cows, calves, steers and bulls.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The fair value of cattle is calculated at market value, based on specialized consulting sources in each location, with an active market. Gains or losses on changes in the fair value of biological assets are recognized in the statement of operations in the period in which they occur. The Company considered the prices in the cattle market in the State of Bahia and in Boqueron (Paraguay), in the main market, based on the metrics used in the market.

Accordingly, cattle for consumption, when applicable, and cattle for reproduction are measured based on the market price of the arroba and the age bracket of animals.

3.11. Investment properties

The Company’s business strategy is driven mainly by the acquisition, development, exploration and sale of rural properties where agricultural activities can be developed. The Company acquires rural properties believed to have significant potential to generate value by means of maintenance of assets and development of profitable agricultural activities. By acquiring rural properties, the Company seeks to implement higher value-added crops and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on this strategy, whenever the Company considers that its rural properties became profitable, it sells these rural properties to realize capital gains which are recorded under the heading “Gain from sale of farm” in the statement of operations.

The rural property land purchased by the Company is stated at acquisition cost, which does not exceed its net realizable value, and is presented in “non-current assets”. The fair value of each property is disclosed in Note 11.

Buildings, improvements and clearing areas in investment properties are valued at historical cost, less accumulated depreciation, following the same criteria as property, plant and equipment (Note 3.12).

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

Depreciation is calculated using the straight-line method to allocate cost to their residual values over their useful lives estimated by specialists within the Group, except for permanent crops that depend on the volume produced in the period. The annual depreciation rates are as below:

Annual depreciation rates %

	2026	2025
Buildings and improvements	3	3
Equipment and facilities	7	7
Vehicles and agricultural machinery	7	7
Furniture and fixtures	10	10
Opening of areas	5	5
Stubble crops	5	5

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount and are recognized in “Other operating expenses, net” in the statement of operations.

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

Assets with definite useful life are reviewed for impairment indicators whenever events or changes in circumstances indicate that the book value may not be recovered. If any such indicators are detected, the assets are tested for impairment. An impairment loss is recognized at the amount at which the accounting cost exceeds its recoverable amount.

On June 30, 2026, 2025 and 2024, no impairment indicators were identified.

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

Fees paid on securing loan facilities are recognized as transaction costs to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the loan to which it relates.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Loans are classified as current liabilities unless the Company has the right, at the balance sheet date, to defer settlement of the liability for at least one year or more after the balance sheet date.

Restrictive contractual clauses (covenants) that the Group is obligated to comply with up to the balance sheet date are considered when classifying loans as current or non-current. However, when the Group is obligated to comply only after the balance sheet date do not affect the classification at the balance sheet date but are subject to disclosure in the financial statements.

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

3.18. Current and deferred income tax and social contribution

(a) Current income tax and social contribution

Current and deferred income tax and social contribution are calculated at the rates of 15%, plus a 10% surcharge on taxable profit exceeding R$ 240 per annum for income tax and of 9% on taxable profit for social contribution. Carryforward losses from income tax and social contribution offsets are limited to 30% of annual taxable profit, except for rural activities which can offset all taxable profit. There is no statute of limitations for tax carryforward losses.

As permitted by tax legislation in Brazil, certain subsidiaries opted to compute taxable profit as a percentage of gross sales. For these companies, the income tax and social contribution calculation basis is based on the estimated profit assessed at the rate of 8% and 12% on gross revenue, on which the nominal rates are applied respectively; no deferred taxes apply.

(b) Deferred income tax and social contribution

Income tax and social contribution are recorded for temporary tax differences and carryforward losses. A deferred income tax liability is recognized and social contribution for all the temporary tax differences. A deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The deferred tax assets and liabilities are classified as long term. The income tax related to items directly recognized in equity for the current or prior year are directly recognized in the same account. The tax assets are reviewed periodically and reversed when there is no longer any expectation of realization.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Deferred income tax and social contribution are calculated on temporary differences between the calculation bases of tax on assets and liabilities and the book values in the financial statements. The rates of these taxes, currently defined for the determination of these deferred credits are 25% for income tax and 9% for social contribution, based on the tax laws enacted, or substantially enacted, on the balance sheet date of the countries in which the Group entities operate and generate taxable profit (Note 18).

Deferred income tax assets and liabilities are presented net in the balance sheet when there is a legal right and intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Therefore, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, rather than net.

3.19. Employee benefits

a) Share-based payments

The Company operates a few equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Company.

The cost of transactions settled with shares is recognized as an expense in the year, jointly with a corresponding increase in equity during the year in which the conditions of performance and/or provision of services are met. The accumulated expenses recognized in connection with the equity instruments on each base date, until the date of acquisition, reflect the extent to which the acquisition period has expired and the best estimate of the Company as to the number of equity instruments to be acquired.

The expense or reversal for each year represents the changes in accumulated expenses recognized in the beginning and end of the year. Expenses related to services that did not complete their acquisition period are not recognized, except for transactions settled with shares in which the acquisition depends on a market condition or on the non-acquisition of rights, which are treated as acquired, irrespective of whether the market condition or the condition of non-acquisition of rights is fulfilled or not, provided that all other conditions of performance and/or provision of services are met.

When an equity instrument is modified, the minimum expense recognized is that which would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a modification raises the total fair value of the consideration paid for such shares or that otherwise benefits, as measured on the date of modification.

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

Year ended on June 30, 2026

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

3.20. Share Capital

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

For the sale of sugarcane, the Company normally enters into sale agreements for future deliveries, in which data such as volume and minimum ATR are pre-fixed. The pricing of sugarcane considers the ATR per ton of sugarcane delivered; the ATR amount is disclosed every month by Consecana.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Upon the delivery of grains, revenue is recognized based on the price agreed with each buyer considering the exchange rate effective on the delivery date. After the grains are delivered, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts, adjusted by the exchange rate at the settlement date.

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

The Company’s operation in Brazil consists basically of a the production and sale of beef calves after weaning (known as rearing). However, infertile animals may be sold to meat packers for slaughter. In the Paraguay operation, cattle are fattened for slaughtering. The pricing for sale of rearing cattle is based on the price of the arroba of fed cattle in the respective market (the arroba price is verified on the transaction date), the animal weight, plus the premium related to the category. The sale of animals for slaughter in Brazil and Paraguay consider the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

3.22. Financial income and expenses

These comprise interest and indexation charges and exchange variations arising from loan and financing contracts, short-term investments, accounts receivable from farms, trade accounts receivable, indexation charges and exchange variation recoverable and payable, gains and losses on measurement at fair value of derivative financial instruments and accounts receivable from sale of farms, as well as discounts obtained from suppliers for the prepayment of trade notes.

3.23. Leases

The Company leases land and has agricultural partnerships, as well as service agreements as recipient. The Company evaluates, on the effective date of agreements, if such agreement is or contains a lease arrangement, in other words, if the agreement provides the right to control the use of an asset identified for a period in exchange for consideration. The Company assesses the factors that may economically influence the decision to use extension and termination options. Factors such as financial benefits, market conditions, and operational strategies are analyzed to determine whether there is a reasonable expectation that the lease will be extended or maintained until the end of the agreed term. The inclusion of additional periods, resulting from extension options or the non-use of termination clauses, only occurs when there is enough evidence that these decisions reflect the entity’s true intention.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

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

Variable lease payments that are not linked to an index or rate are recognized as expenses (except if they were incurred to produce inventories) in the period in which the event or condition that generates these payments occurred.

When calculating the present value of lease payments, the Company uses its incremental borrowing rate at the effective date being the interest rate implicit in the lease when it cannot be easily determined. The incremental borrowing (nominal) rate is the rate the lessee would have to pay on a loan to obtain the funds needed to acquire an asset of similar value, in a similar economic environment, with equivalent terms and conditions. After the effective date, the lease liability is increased to reflect the accrued interest and reduced for any lease payments made.

Furthermore, the book value of lease liabilities is remeasured if there are any modifications, changes in lease period, changes in lease payments (e.g., changes in future payments resulting from a change in the index, rate or price used to determine such lease payments) or changes in the value of a purchase option of the underlying asset.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The Company as a lessor

Leases in which the Company does not transfer substantially all risks and benefits of asset ownership are classified as operating leases. Revenue from rental is registered on a straight-line basis, during the lease period, and is included under revenue in the statement of operations, due to its operating nature. Initial direct costs incurred in negotiations of operating leases are added to the book value of the rented asset and recognized during the lease period with a base like that of revenue from rentals. Contingent rentals are recognized as revenue during the period in which they are calculated.

3.24. Distribution of dividends

Distributions of dividends and interest on equity to the Company’s shareholders are recognized as a liability in the Company’s financial statements at year end when required by the Company’s Articles of Incorporation.

Any amount that exceeds the minimum required dividend is identified in the statement of changes in equity and only transferred to current liabilities on the date it is approved by the shareholders at the general meeting, according to the proposal presented by the Board of Directors.

3.25. Adjustment to present value – assets and liabilities

Assets and liabilities, arising from long- or short-term operations of material effect, are adjusted to present value based on discount rates, which aim to reflect the best estimates, as regards to the time value of money.

The discount rate used varies in accordance with the characteristics of the assets and liabilities depending on the risk, term and nature with assumption as to the average rate of loans and financing raised by the Company, net of inflation effects.

3.26. Basic and diluted earnings (loss) per share

The basic earnings (loss) per share are calculated by dividing net income (loss) by the average weighted number of outstanding common shares during the year.

The diluted earnings (loss) per share are similarly computed, except that outstanding shares include the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and warrants had been issued during the related years, using the weighted average price of shares.

3.27. Statement of cash flows

The cash flow statements are prepared and presented in accordance with IAS 7 - Statement of Cash Flows.

The interest paid and the dividends received from subsidiaries are classified as cash flows from financing and cash flows from investing activities, respectively, since they are for obtaining financial resources and return on the investments and are not considered operating activities by the Company.

3.28. Non-financial obligations

Given the lack of accounting standards addressing reporting of obligations to deliver fixed amounts of soybean as consideration for the purchase of investment property under IAS 40, management exercised its judgment to assure:

●	Presentation of relevant economic information for decision-making by the users; and

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

●	Consistency in the financial statements, allowing for:

(i)	adequate presentation of the equity and financial position, the financial performance and the cash flows of the entity;

(ii)	reflect economic essence, other events and conditions, not merely their legal aspects;

(iii)	judicious; and

(iv)	complete in all material aspects.

BrasilAgro believes that the cost of acquisition of investment properties subject to IAS 40 includes the obligation to deliver agricultural products on future dates. This obligation is initially measured at its fair value on the date the property is recognized.

The Company remeasures the obligation for the future delivery of agricultural products for the purchase of properties at their fair value at the balance sheet against financial results.

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

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

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

The fair value of an asset or liability is measured selecting assumptions that market participants would adopt when determining the price of an asset or liability, assuming that the market participants act in accordance with their best economic interest.

The fair value measurement of a non-financial liability considers the capacity of the market participant to generate economic benefits using the asset for its best use possible or selling it to another market participant that will use the asset in its best use.

The Company uses valuation techniques that are appropriate under certain circumstances and for which there are sufficient available data to measure the fair value, maximizing the use of significant observable data and minimizing the use of non-observable data.

All assets and liabilities for which the fair value is measured or disclosed in the financial statements are classified according to following fair value hierarchy:

●	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities to which the entity may have access on the measurement date;

●	Level 2 – valuation techniques for which the information of lower level and significance for measurement of fair value is directly or indirectly observable; and

●	Level 3 – valuation techniques for which the information of lower level and significance for measurement of fair value is not available.

The Group has not changed any valuation techniques in determining Level 2 and Level 3 fair values.

3.31. New accounting standards, amendments and interpretations

The following amendments to standards were issued by the IASB but have not become effective for year ended June 30, 2026. Early adoption of standards, although encouraged by IASB, is not allowed in Brazil by the CPC.

●	IFRS 19 – Subsidiaries Without Public Responsibility: The IASB issued IFRS 19 to simplify and reduce the costs of preparing subsidiaries’ financial statements by standardizing their disclosures, meeting the needs of the parent company and information users. The Standard will come into effect on January 1, 2027. The Company does not expect these changes to have an impact on its financial statements.

●	IFRS 18 – Presentation and Disclosure of Financial Statements: This will replace IAS 1 – Presentation of Financial Statements, introducing new requirements for comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Although IFRS 18 does not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be widespread, particularly those related to the demonstration of financial performance and the provision of performance measures defined by management within the financial statements. Management is currently evaluating the detailed implications of applying the new standard to the Company’s financial statements. Based on a preliminary assessment, the following potential impacts have been identified:

o	Although the adoption of IFRS 18 will not have an impact on the Group’s net income (loss), the grouping of income and expense items in the statement of operations into the new categories is expected to have an impact on how the operating result is calculated and disclosed.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

o	The line items presented in the primary financial statements may change as a result of the application of the improved principles on aggregation and disaggregation. Furthermore, because goodwill must be presented separately in the balance sheet, the Group will disaggregate goodwill and other intangible assets and present them separately in the balance sheet.

o	The Group does not expect a significant change in the information currently disclosed in the notes to the financial statements, as the requirement to disclose material information remains unchanged; however, the way in which information is grouped may change as a result of the aggregation/disaggregation principles. In addition, significant new disclosures will be required for: (i) performance measures defined by management; (ii) disclosure of the nature of certain expense items presented by function in the operating category of the statement of operations; and (iii) for the first year of application of IFRS 18, a reconciliation for each item in the statement of operations between the amounts restated under IFRS 18 and the amounts previously presented under IAS 1.

o	Regarding the statement of cash flows, there will be changes in how interest received and paid are presented. Interest paid will be presented as financing activities and interest received as investing activities.

The new standard is effective for annual periods beginning on or after January 1, 2027, with retrospective application, that is, comparative information for the year ending June 30, 2027 will be restated in accordance with IFRS 18.

●	Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments: On May 30, 2024, the IASB issued amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures to address recent practical issues, improve understanding, and include new requirements applicable to companies in general and not just financial institutions. The amendments are effective for periods beginning on or after January 1, 2026.

●	Annual Improvements to IFRS® Accounting Standards – Volume 11: the annual improvements are limited to amendments intended to clarify the wording of certain standards or to correct relatively minor unintended consequences, omissions, or conflicts between the requirements of the accounting standards. The amendments relate to the following standards:

o	IFRS 1 – “First-time Adoption of International Financial Reporting Standards”;

o	IFRS 7 – “Financial Instruments: Disclosures” and the related IFRS 7 Implementation Guidance;

o	IFRS 9 – “Financial Instruments”;

o	IFRS 10 – “Consolidated Financial Statements”; and

o	IAS 7 – “Statement of Cash Flows”

Effective for annual periods beginning on or after January 1, 2026. The Company does not expect these amendments to have an impact on its financial statements.

There are no other IFRS® Accounting Standards or IFRIC® Interpretations that have not yet come into effect that could have a significant impact on the Group’s financial statements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

4. Material accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events, are believed to be reasonable under the current circumstances.

The Company makes estimates as to its future based on assumptions. The accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions demanding a have higher degree of estimation are addressed below:

a) Contingencies

The Company is a party to various judicial and administrative lawsuits (Note 28). Provisions are set up for all the contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events and probable outflow of resources that incorporate economic benefits to settle the obligation, with reliable estimate of value). The evaluation of the probability of loss includes the advice from internal and external legal counsel. Management believes that these provisions are properly recorded and presented in the financial statements.

b) Biological assets

The fair value of biological assets recorded in the balance sheet (Note 10) was determined using valuation techniques, including the discounted cash flow method and/or price in the active market, when applicable. The inputs for these methods are based factors observed in the market, whenever possible; when not feasible, judgment is required to estimate the fair value involving subjectivity of assumptions to determine the value of the asset. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost.

Changes in assumptions could affect the recorded fair value of biological assets.

For cattle, the Company values its breeding stock at fair value based on market price for the region.

c) Accounts receivable - Receivables from sale of farms

The Company sells farms in the long term at amounts linked to the price of soybean bag. Such sales are booked at present value and later measured by their fair value, with a corresponding entry in financial result. The price of soybean bag considers the following factors: price of soybean on the Chicago Board of Trade (CBOT), basis, port costs, logistics, exchange rate and CDI rate. The Company adopted the basis rates available for up to one year for short- and long-term installments, as there is no long-term reference amount available. Beginning from the prior year, for basis rates, management has assumed: short-term installments will continue to be adjusted by the available rates, while long-term installments will be adjusted by the average rate of the last four years. Management believes the new estimates better reflect the liquidity of long-term installments.

d) Variable consideration

For sales that require official measurement throughout or at the end of the contract, the Company adopts the concept of variable consideration, as set forth in IFRS 15 – Revenue from Contracts with Customers and does not recognize 2.3% of the sale until the time of measurement. This percentage, calculated based on the largest historical deviation plus a safety margin, represents the risk of a proportional reversal in the recognition of the sale if there is a difference between the area negotiated and the area delivered. The unrecognized portion of the revenue (2.3%) is to be accounted for at the end of the process.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

e) Investment properties

The fair value of investment properties as disclosed in the notes to financial statements was obtained through the valuation of farms, performed by the Company’s specialists. The valuation was carried out on standards practiced in the market considering the character, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

Methodology used

On June 30, 2026, investment properties were valued by applying the comparative analysis methodology adjusted by:

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

(iii)	The value of land for agriculture, in the surveyed region, is referenced to the price of soybean bag for the Brazilian units, and in U.S. dollars per hectare for the Paraguay and Bolivia units. The unit amounts of the farms for sale (market research) were established in the number of soybean bags per hectare or in USD per hectare. Accordingly, the amount in Reais (R$) of the property fluctuates based on the soybean price and in the U.S. dollar exchange rate.

f) Deferred income tax

The Company recognizes deferred assets and liabilities (Note 18), based on the differences between the carrying amount presented in the financial statements and the tax basis of assets and liabilities using the enacted rates. The Company regularly revises the deferred tax assets for the possibility of recovery, considering the generated historical profit and the forecast future taxable profit, in accordance with a study of technical feasibility.

g) Leases

The Company analyzes its contracts in accordance with the requirements of IFRS 16 and recognizes the right-of-use asset and the lease liability for lease transactions whose contracts fall within the scope of the standard. The Company evaluates economic and strategic factors to determine decisions as to the exercise of extension options or to avoid termination of lease agreements. Additional periods are only included when there is sufficient evidence that these decisions reflect the Company’s true intention. Management considers only the minimum fixed amount as a lease component for purposes of measuring the lease liability. The measurement of the lease liability corresponds to the total future lease and rental payments, adjusted to present value using a incremental borrowing rate ranging from 7.04% to 21.69% (7.04% to 16.76% as of June 30, 2025).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

In cases where payments are indexed to bags of soybeans, minimum future payments are estimated in terms of the number of bags of soybeans, converted to local currency using the soybean price in each region on the base date of initial adoption of IFRS 16, and adjusted to the current price on the balance sheet date. For payments indexed to Consecana, payments are fixed in tons of sugarcane and converted to local currency using the then-current Consecana. Payments made in products (bags of soybeans) are recognized as operating activities in the Group’s statement of cash flow.

h) Fair value measurement of derivative instruments

The Company is exposed to market risks, such as exchange rate, interest rate, and commodity price fluctuations, and uses derivatives for hedging purposes. The fair value of financial instruments not traded in active markets is determined using valuation techniques. Management applies its judgment to select various methods and establish assumptions that are primarily based on market conditions at the balance sheet date.

i) Share-based payment

The ILPA Plan, approved on October 2, 2017, is a long-term, share-based compensation program, conditioned to participants remaining with the Company and achieving key performance indicators (KPIs). The Board of Directors has the autonomy to implement the Plan, not to exceed 2% of the Company’s shares. The appreciation of AGRO3 shares is the main KPI. If the minimum required is not met, no shares are granted. If it is achieved, the number of shares is adjusted based on other KPIs, such as operating profitability, farm sales, and capitalization, in addition to the dividends distributed.

5. Financial risk management

5.1. Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalents, marketable securities, trade accounts receivables, accounts receivable and others, trade accounts payable, accounts payable for the purchase of farms, loans and financing and derivative financial instruments.

The Company’s operations expose it to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Company also enters into derivative financial instruments, used to hedge its exposures with respect to crops or with respect to assets and liabilities recognized in the balance sheet, depending on the nature of the specific operation.

Considering the nature of the instruments, excluding derivative financial instruments, the fair value is basically determined by the discounted cash flow method. The amounts recorded as current assets and liabilities have either immediate liquidity or maturity in less than 12 months. Considering the terms and characteristics of these instruments, which are systematically renegotiated, the book values approximate fair values.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

5.2. Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company’s adopts the following policies guiding its financial instruments, which have been approved by the Board of Directors: (i) Investment Policy which provides guidance on Company’s investment of available funds, considering the risks of counterparty, credit instruments and liquidity, among others; (ii) derivative financial instruments policy which provides guidance on the management of the Company’s exposures to foreign currency, interest rate and indices risks, and agricultural commodities price risk, always relating derivative financial instruments to an asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or in the derivative financial instruments policy or still related to the hedge of future cash flows, e.g. sale of future production of commodities.

a)	Cash and cash equivalents, marketable securities, accounts receivable and sundry credits, loans with related parties and accounts payable. The amounts recorded approximate their estimated fair value.

b)	Loans and financing. The book value of loans and financing denominated in Reais bear interest rates either fixed or floating (IPCA and CDI) and approximate fair value. The Chief Executive Officer reports to the Board of Directors the operations executed.

5.3. Analysis of exposure to financial asset and liability risks

a) Currency risk

This risk arises from the Company may incur losses due to fluctuations in exchange rates, which reduces the nominal amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell products existing in inventories or agricultural products not yet harvested when sales are made at prices to be fixed at a future date, prices which vary depending on the exchange rate.

b) Interest rate and index risk

This risk arises from Company incurring losses due to fluctuations in interest rates or indices that increase financial expenses related to land acquisition contracts and financing for agricultural operating costs, which are indexed to the IPCA and CDI.

c) Agricultural commodities price risk

This risk arises from losses due to fluctuations in the market prices of agricultural products.

5.4. Objectives and strategies of risk management and of use of derivative financial instruments

The management of financial risks is the responsibility of the Executive Officers who evaluate the exposure to risks such as foreign currency, interest rate and index and agricultural commodities on assets, liabilities and Company commitments. Management assesses the cost and availability in the market of derivative financial instruments to reduce the exposure to such risks. The Executive Officers may then decide to execute derivative financial instruments within the parameters previously approved in the Policies referred to above and as reported to the Board of Directors.

5.5. Risks related to each operating strategy

Derivative instruments are intended to reduce the risks of changes on cash flows arising from variations in exchange rates, interest rates and price indexes, and from variations in the price of agricultural commodities.

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

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

In the case of the derivative financial instruments strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

As to the strategy to hedge forecasted sales of soybean or to hedge accounts payable/receivable, which are susceptible to changes commodity prices, differences may arise due to additional factors, such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets in which soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which derivative financial instruments were contracted, the Company will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

In the case of exposure to exchange rates, there is a risk that the total U.S. dollars sold through forward contracts will be higher than that to which the Company is exposed. In such case, foreign exchange rates risk continues to exist in the same proportion as the mismatch, which could result from a reduction in the expected yield of a certain commodity or in a reduction in prices denominated in foreign currencies.

5.6. Restrictions related to the use of derivative financial instruments

The Company is subject to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded on stock exchanges or from prime financial institutions or trading companies. Management believes that at the balance sheet date there are no indicators of risk of non-collectability with respect to the amounts recognized as assets with respect to derivative financial instruments.

The main controls over on the use of derivative financial instruments are as follows:

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

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

5.8. Estimate of fair value of financial instruments

The fair value of derivative financial instruments traded on stock exchanges (B3 and Chicago Board of Trade) is determined based on quotations at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges, the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

Specific methodologies used for derivative financial instruments entered into by the Company:

●	Derivative financial instruments of agricultural commodities - The fair value is obtained from various market sources, including quotes provided by international brokers, international banks and available on the Chicago Board of Trade (CBOT).

●	Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate, B3 S.A. – Brasil, Bolsa, Balcão, local banks, in addition to information sent by the operation counterparty.

a)	Sensitivity analysis

Management identified for each type of derivative financial instrument variables arising from foreign exchange rates, interest rates or commodities prices which may generate loss on assets and/or liabilities.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators are held constant. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates five distinct scenarios in relation to the current market. On June 30, 2026, as probable scenarios for the coming 12 months, I, II, III, IV and V a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

In addition, the Company presents a summary of possible scenarios for the following 12 months arising from the Company’s financial instruments. Reliable sources of indices disclosure were used for the rates used in the “probable scenario.”

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

		Consolidated			Scenario I -		Scenario I - Probable		Scenario II - Remote		Scenario III - Probable		Scenario IV - Remote
(*) annual average rates		June 30, 2026			Probable		Decrease	-25%	Decrease	-50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional/ Position	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate

Short-term investments	CDI	153,901	-	14.15%	(200)	14.02%	(5,409)	10.52%	(10,788)	7.01%	5,409	17.53%	10,788	21.03%
Marketable securities	SELIC	16,353	-	14.25%	(38)	14.02%	(575)	10.52%	(1,145)	7.01%	575	17.53%	1,145	21.03%
Cash and securities - USD	USD	11,848	2,289	5.18	(925)	5.58	(3,193)	4.19	(6,386)	2.79	3,193	6.98	6,386	8.37
Total cash, cash equivalent		182,102	2,289		(1,163)		(9,177)		(18,319)		9,177		18,319
Financing in Paraguay	USD	(35,431)	(6,844)	5.18	(14,293)	5.58	49,426	4.19	98,852	2.79	(49,426)	6.98	(98,852)	8.37
Financing in Brazil	USD	(9,885)	-	5.18	(3,988)	5.58	13,790	4.19	27,579	2.79	(13,790)	6.98	(27,579)	8.37
Financing in Brazil	CDI	(72,639)	-	14.15%	94	14.02%	2,550	10.52%	5,092	7.01%	(2,550)	17.53%	(5,092)	21.03%
Financing/Debentures	IPCA	(326,766)	-	4.52%	(18,234)	10.10%	8,237	7.57%	16,481	5.05%	(8,237)	12.62%	(16,481)	15.14%
Total Financing (b)		(444,721)	(6,844)		(36,421)		74,003		148,004		(74,003)		(148,004)
Araucária VI	Soybean bags	1,683	15,695	118.15	-	118.15	(421)	88.61	(842)	59.07	421	147.68	842	177.22
Araucária VII	Soybean bags	89,962	855,000	122.58	-	122.58	(22,491)	91.93	(44,981)	61.29	22,491	153.22	44,981	183.86
Jatobá V	Soybean bags	7,482	59,534	127.59	-	127.59	(1,871)	95.69	(3,741)	63.80	1,871	159.49	3,741	191.39
Jatobá VI	Soybean bags	11,897	99,442	128.67	-	128.67	(2,974)	96.50	(5,949)	64.33	2,974	160.83	5,949	193.00
Jatobá VII	Soybean bags	54,556	506,688	132.79	-	132.79	(13,639)	99.59	(27,278)	66.39	13,639	165.98	27,278	199.18
Alto Taquari IV	Soybean bags	106,371	11,703	108.00	-	108.00	(26,593)	81.00	(53,186)	54.00	26,593	135.00	53,186	162.00
Chaparral I	Soybean bags	196,304	1,899,898	139.61	-	139.61	(49,076)	104.71	(98,152)	69.81	49,076	174.52	98,152	209.42
Preferência I	Cattle (@)	70,873	316,640	314.99	-	314.99	(17,718)	236.24	(35,437)	157.50	17,718	393.74	35,437	472.49
Marangatú	USD	1,465	-	-	-	-	(366)	-	(733)	-	366	-	733	-
Total receivables from farms		540,593	3,764,600		-		(135,149)		(270,299)		135,149		270,299
Derivative operations	Grains (bags)	892	(3,001,275)	(a)	2,200	(a)	51,043	(a)	102,458	(a)	(60,368)	(a)	(121,042)	(a)
Derivative operations	USD	8,717	(54,374)	(a)	15,989	(a)	98,436	(a)	196,806	(a)	(98,300)	(a)	(196,672)	(a)
Derivative operations	Cattle (@)	-	(31,680)	(a)	-	(a)	108	(a)	239	(a)	(154)	(a)	(284)	(a)
Derivative operations	Cotton (lbs.)	(1,692)	(5,250,000)	(a)	3,192	(a)	9,206	(a)	19,395	(a)	(18,083)	(a)	(38,750)	(a)
Derivative operations	Ethanol (m^3)	(2,066)	(22,800)	(a)	(7,178)	(a)	40,686	(a)	81,371	(a)	(40,686)	(a)	(81,371)	(a)
Derivative operations	Swap (BRL)	1,513	-	(a)	(10,906)	(a)	25,841	(a)	54,497	(a)	(23,469)	(a)	(44,918)	(a)
Derivative operations	Sugarcane (Kg)	903	(6,000,000)	(a)	14	(a)	8,998	(a)	17,995	(a)	(8,998)	(a)	(17,995)	(a)
Margin - Stonex	CDI	(1,055)	-	14.25%	2	14.02%	37	10.52%	74	7.01%	(37)	17.53%	(74)	21.03%
Total Derivatives (a)		7,212	(14,360,129)		3,313		234,355		472,835		(250,095)		(501,106)
Cresca, net	USD	(1,343)	(259)	5.18	(102)	5.58	361	4.19	723	2.79	(361)	6.98	(723)	8.37
Cresud, net	USD	(7,174)	(1,386)	5.18	(560)	5.58	1,933	4.19	3,867	2.79	(1,933)	6.98	(3,867)	8.37
Total related parties		(8,517)	(1,645)		(662)		2,294		4,590		(2,294)		(4,590)

(*)	SOURCE Risks: Bloomberg

(a)	For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.

(b)	The sensitivity analyses do not consider financing transactions and receivables from farms with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

b) Credit risk

Credit risk refers to the risk of noncompliance by a counterparty of its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed includes defaults on receivables for the sale of sugarcane, sale of grains, leasing of land and receivables from farms.

To reduce credit risk from commercial transactions, management determines credit limits considering factors such as: age of the company, history of business with the Company, commercial references and Serasa (credit rating). The Company monitors the outstanding balances.

After the sale is made, the Company adopts continual monitoring criteria. This process includes, among others, the analysis of delays, non-compliance with contractual clauses and the evaluation of relevant information about buyers, considering legal, commercial and business factors, covering both the history and current profiles. However, due to the low level of default in the agricultural sector, the Company uses a simplified risk matrix to estimate potential losses based on historical trends, even when no risk was identified in the previous analysis.

Currently, management does not expect losses from default of its counterparties and has no significant exposure to any individual counterparty.

c) Liquidity risk

The table below shows the Company’s financial liabilities grouped by maturity. The Company and its subsidiaries continually monitor cash flows to avoid a mismatch between accounts receivable and payable. The amounts disclosed in the table are the discounted contractual cash flows, except for “Loans, financing and debentures” and “Leases payable” lines, in addition to the net derivative financial instruments (fair value disclosed).

	Note	Book value	Contractual value	Less than one year	From one to two years	From three to five years	Above five years
At June 30, 2026
Derivative financial instruments	7	29,074	29,074	9,456	19,618	-	-
Lease payables	15	334,615	605,101	126,223	246,837	145,040	87,001
Trade payable	16	64,678	64,678	64,678	-	-	-
Loans, financing and debentures	17	1,024,300	1,110,176	524,947	400,539	171,960	12,730
Other liabilities	19	18,079	18,079	6,895	11,184	-	-
Transactions with related parties	30	10,226	10,226	-	10,226	-	-

At June 30, 2025
Derivative financial instruments	7	33,124	33,124	15,492	17,632	-	-
Lease payables	15	352,539	635,192	88,397	144,367	248,148	154,280
Trade payable	16	103,658	103,658	103,658	-	-	-
Loans, financing and debentures	17	885,519	1,058,791	402,928	262,410	329,643	63,810
Other liabilities	19	24,445	24,445	7,082	17,363	-	-
Transactions with related parties	30	8,401	8,401	-	8,401	-	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

5.9. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

To maintain or adjust its capital structure, the Company may take several measures, including revising the amount of dividends to be distributed, returning capital to shareholders, issuing new shares, or disposing of assets or reducing its debt level.

In line with industry practices, the Company monitors its capital structure based on its financial leverage ratio, calculated as the ratio of net debt to shareholders’ equity. Net debt is the sum of loans, financings, debentures, payables for acquisitions, and derivatives, less the balance of cash and cash equivalents.

The following table demonstrates the financial debts.

	2026	2025
Total derivatives (Note 7)	(7,212)	(7,458)
Loans, financing and debentures (Note 17)	1,024,300	885,519
Total acquisitions payable (Note 19)	18,079	24,445
	1,035,167	902,506
Less: cash and cash equivalents (Note 6.1)	(168,499)	(142,908)
Less: marketable securities (Notes 6.2)	(34,747)	(16,908)
	(203,246)	(159,816)
Net debt (net cash)	831,921	742,690
Total equity	2,025,309	2,177,728
Leverage ratio	41.08%	34.10%

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

The Company adopted IFRS 7 and IFRS 13 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

●	Information, in addition to quoted prices, included in Level 1 that are observable in the market for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2);

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The following table presents the Company’s assets and liabilities, their classification and the fair value, as well as the level of hierarchy:

	June 30, 2026
Consolidated – R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non- observable data (Level 3)
Financial assets measured at amortized cost
Current
Cash and cash equivalents	6.1	135,507	135,507	135,507	-	-
Trade receivables, net	8.1	100,281	100,281	-	100,281	-
Non-current
Marketable securities	6.2	18,394	18,394	-	18,394	-
Related-party transactions	30	3,293	3,293	-	3,293	-
Financial assets measured at fair value through profit or loss
Current
Marketable securities	6.2	16,353	16,353	16,353	-	-
Receivables from sale of farm, net	8.1	191,235	191,235	-	191,235	-
Derivative operations (b)	7	6,459	6,459	6,459		-
Derivative operations (b)	7	8,704	8,704	-	8,704	-
Non-current
Receivables from sale of farm, net	8.1	349,358	349,358	-	349,358	-
Derivative operations (b)	7	21,123	21,123	-	21,123	-
Non-financial assets measured at fair value
Current
Biological assets	10	39,751	39,751	-	39,751	-
Biological assets	10	237,523	237,523	-	-	237,523
Non-current
Biological assets	10	13,767	13,767	-	13,767	-
Non-financial assets measured at cost
Non-current
Investment properties	11	1,337,422	3,231,177	-	-	3,231,177
Total		2,479,170	4,372,925	158,319	745,906	3,468,700
Financial liabilities measured at amortized cost
Current
Trade payables	16	64,678	64,678	-	64,678	-
Loans, financing and debentures (a)	17	475,018	524,947	-	524,947	-
Non-current
Related-party transactions	30	10,226	10,226	-	10,226	-
Loans, financing and debentures (a)	17	549,282	585,229	-	585,229	-
Financial liabilities measured at fair value through profit or loss
Current
Leases payable and associated liabilities	15	83,613	126,223	-	126,223	-
Derivative operations (b)	7	9,456	9,456	9,456	-	-
Accounts payable due to acquisition of farm	19	6,895	6,895	-	6,895	-
Non-current
Leases payable and associated liabilities	15	323,953	478,878	-	478,878	-
Derivative operations (b)	7	569	569	569	-	-
Derivative operations (b)	7	19,049	19,049	-	19,049	-
Accounts payable due to acquisition of farm	19	11,184	11,184	-	11,184	-
Total		1,553,923	1,837,334	10,025	1,827,309	-

(a)	The carrying amount of loans, financings, and debentures presented in the financial statements approximates fair value, given that the rates for these instruments are substantially subsidized and there is no intention of early settlement;

(b)	Derivative transactions traded in an active market are measured at fair value under Level 1, while over-the-counter transactions are measured under Level 2, as shown in the table above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

	June 30, 2025
Consolidated - R$ thousand	Note	Book value	Fair value	Quoted prices in active markets (Level 1)	Significant observable data (Level 2)	Significant non- observable data (Level 3)
Financial assets measured at amortized cost
Current
Cash and cash equivalents	6.1	125,614	125,614	125,614	-	-
Trade receivables, net	8.1	149,639	149,639	-	149,639	-
Non-current
Related-party transactions	30	2,822	2,822	-	2,822	-
Financial assets measured at fair value through profit or loss
Current
Marketable securities	6.2	16,908	16,908	16,908	-	-
Receivables from sale of farm, net	8.1	235,419	235,419	-	235,419	-
Derivative operations (b)	7	13,813	13,813	13,813		-
Derivative operations (b)	7	15,796	15,796	-	15,796	-
Non-current
Receivables from sale of farm, net	8.1	521,210	521,210	-	521,210	-
Derivative operations (b)	7	10,973	10,973	-	10,973	-
Non-financial assets measured at fair value
Current
Biological assets	10	26,859	26,859	-	26,859	-
Biological assets	10	238,581	238,581	-	-	238,581
Non-current
Biological assets	10	32,345	32,345	-	32,345	-
Non-financial assets measured at cost
Non-current
Investment properties	11	1,323,834	3,615,837	-	-	3,615,837
Total		2,713,813	5,005,816	156,335	995,063	3,854,418
Financial liabilities measured at amortized cost
Current
Trade payables	16	103,659	103,659	-	103,659	-
Loans, financing and debentures (a)	17	355,841	355,841	-	355,841	-
Accounts payable due to acquisition of farm	19	1,305	1,305	-	1,305	-
Non-current
Related-party transactions	30	8,401	8,401	-	8,401	-
Loans, financing and debentures (a)	17	529,678	529,678	-	529,678	-
Financial liabilities measured at fair value through profit or loss
Current
Leases payable and associated liabilities	15	82,330	82,330	-	82,330	-
Derivative operations (b)	7	13,520	13,520	13,520	-	-
Derivative operations (b)	7	1,972	1,972	-	1,972	-
Accounts payable due to acquisition of farm	19	5,777	5,777	-	5,777	-
Non-current
Leases payable and associated liabilities	15	343,454	343,454	-	343,454	-
Derivative operations (b)	7	202	202	202	-	-
Derivative operations (b)	7	17,430	17,430	-	17,430	-
Accounts payable due to acquisition of farm	19	17,363	17,363	-	17,363	-
Total		1,480,932	1,480,932	13,722	1,467,210	-

(a)	The book value of loans and financing presented in the financial statements approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b)	The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The significant non-observable inputs used in the measurement of the fair value of the credits from the sale of the farm classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2026, are as follows:

Description	Evaluation method	Significant non-observable inputs	Variation of non-observable inputs	Sensitivity of inputs to fair value
Receivables from sale of farm	Discounted cash flow	Premium (or Basis)	0.43 – 0.70 USD/bu	The increase or decrease of 0.20 USD/bu in the premium (or basis) paid for the soybean would result in an impact of R$17,282, representing an increase or decrease of 3.21% in the receivables from the farm.

The significant non-observable inputs used in the measurement of the fair value of biological assets and investment properties are disclosed in Notes 10 and 11, respectively.

6. Cash and cash equivalents and marketable securities

6.1. Cash and cash equivalents

	Yield	2026	2025
Cash and banks (a)	-	32,992	17,294
Bank deposit certificates	CDI - 98% to 102.5%	39,724	91,868
Demand deposits	CDI - 70% to 99%	95,783	33,746
		168,499	142,908

(a)	Includes foreign currency of R$11,848 (R$3,430 as of June 30, 2025) in the Company and R$13,814 (R$14,023 as of June 30, 2025) on a consolidated basis.

6.2. Marketable securities

	Indexer	2026	2025
Selic Treasury Notes	Selic - 100% to 178%	16,353	16,908
Total current		16,353	16,908

Bank deposit certificates (a)	CDI - 98% to 100.25%	18,394	-
Total noncurrent		18,394	-

(a)	Certificates of Deposit (CDBs) and securities pledged as collateral are held to settle the financing facilities contracted with BNB.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

7. Derivative financial instruments

	2026
	Consolidated
	Book Value			Volume / Position
Derivative instruments	Long	Short	Net	Long	Short	Net	Unit
NDF	9,072	(1,028)	8,044	1,918	(47,492)	(45,574)	US$
USD – Structured products	1,058	(385)	673	-	(8,800)	(8,800)	US$
Soybean – Call Options	-	(1,575)	(1,575)	-	(362,857)	(362,857)	bags
Soybean - Futures	2,636	(1,525)	1,111	666,750	(2,420,937)	(1,754,187)	bags
Soybean – Structured products	92	-	92	-	(83,911)	(83,911)	bags
Corn - Futures	922	-	922	-	(212,947)	(212,947)	bags
Corn – Structured products	342	-	342	-	(587,373)	(587,373)	bags
Cotton – Call Options	-	(179)	(179)	-	(2,150,000)	(2,150,000)	lbs.
Cotton – Put Options	140	-	140	2,150,000	-	2,150,000	lbs.
Cotton - Futures	380	(2,033)	(1,653)	2,150,000	(7,400,000)	(5,250,000)	lbs.
Fed cattle - Futures	-	-	-	-	(31,680)	(31,680)	@
Ethanol – Call Options	-	(1,826)	(1,826)	-	(6,600)	(6,600)	m^3
Ethanol - Futures	7	(247)	(240)	-	(16,200)	(16,200)	m^3
TRS - Future	903	-	903	-	(6,000,000)	(6,000,000)	kg
Swap	20,561	(19,048)	1,513	415,433	(415,433)	-	R$
Margin deposited	173	(1,228)	(1,055)	-	-	-	-
Total Risks - Derivatives	36,286	(29,074)	7,212

Total - Current	15,163	(9,456)
Total – non-current	21,123	(19,618)

Results on June 30, 2026 (Note 26)
Realized	103,247	(90,008)
Unrealized	30,861	(29,623)
	134,108	(119,631)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

	2025
	Consolidated
	Book Value			Volume / Position
Derivative instruments	Long	Short	Net	Long	Short	Net	Unit
Options	652	(720)	(68)	3,800	(7,600)	(3,800)	US$
NDF	17,692	(1,565)	16,127	-	(74,615)	(74,615)	US$
Soybean - Futures	1,224	(1,906)	(682)	1,463,970	(2,829,650)	(1,365,680)	bags
Soybean - Structured products	-	(810)	(810)	-	(560,161)	(560,161)	bags
Basis - Futures	-	(876)	(876)	-	(233,589)	(233,589)	bags
Corn - Put Options	3,623	-	3,623	216,354	-	216,354	bags
Corn - Futures	3,978	-	3,978	-	(607,050)	(607,050)	bags
Corn - Structured products	591	-	591	-	(88,446)	(88,446)	bags
Cotton - Structured products	1,050	-	1,050	-	(10,330,050)	(10,330,050)	lbs.
Cotton - Call Options	-	(11)	(11)	-	(6,350,000)	(6,350,000)	lbs.
Cotton - Futures	2,293	(141)	2,152	-	(10,922,350)	(10,922,350)	lbs.
Fattened cattle - Futures	23	-	23	-	(1,650)	(1,650)	@
Ethanol - Futures	4	(7,181)	(7,177)	-	(58,800)	(58,800)	M^3
TRS - Future	526	(512)	14	-	(30,336,000)	(30,336,000)	kg
Swap	8,496	(19,402)	(10,906)	531,741,790	(531,741,790)	-	R$
Margin deposited	430	-	430	-	-	-	-
Total Risks - Derivatives	40,582	(33,124)	7,458

Total - Current	29,609	(15,492)
Total - non-current	10,973	(17,632)

Results on June 30, 2025 (Note 26)
Realized	69,737	(112,456)
Unrealized	110,798	(47,080)

Derivatives by maturity:

Maturity	6/30/2026	6/30/2025
2025	-	8,836
2026	6,073	7,485
2027	(1,221)	(1,559)
2028	20,426	8,450
2029	(649)
2030	(17,417)	(15,754)
	7,212	7,458

The Company uses derivative financial instruments such as forward currency contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

The margin deposits in Derivative operations are counterparty margins in operations with derivative instruments.

The total fair value of a derivative is classified as non-current assets or liabilities if the remaining maturity of the derivative is over one year, and as current assets or liabilities if the remaining maturity of the derivative is less than one year.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

8. Accounts receivable and others assets

	Note	2026	2025
Trade accounts receivable	8.1	291,516	385,058
Recoverable taxes	8.2	25,641	15,648
Advances to suppliers		13,478	19,813
Other receivables		11,173	8,946
Total current		341,808	429,465

Trade accounts receivable	8.1	349,358	521,210
Recoverable taxes	8.2	115,494	76,089
Judicial deposits	28	5,616	6,544
Consortium		1,869	-
Total noncurrent		472,337	603,843

8.1 Trade accounts receivable

	2026	2025
Sale of sugarcane	27,387	45,800
Sale of grains and cottons	49,152	73,869
Sale of cotton	1,487	3,946
Sale of beef cattle	529	2,226
Leases of land	19,379	15,357
Sale of machinery	5,827	12,218
Sale of farms	191,235	235,419
	294,996	388,835

Allowance for expected credit losses	(3,480)	(3,777)

Total current	291,516	385,058

Sale of farms	349,358	521,210

Total noncurrent	349,358	521,210

a) Changes in accounts receivable from grain, cottons and soybean customers

	Grains	Cottons	Cattle	Sugarcane
Balance on June 30, 2024	41,587	2,534	1,196	43,953
Sales in year	442,530	90,583	26,457	325,265
Received	(409,994)	(89,171)	(25,427)	(323,418)
Write-off	(254)	-	-	-
Balance on June 30, 2025	73,869	3,946	2,226	45,800
Sales in year	563,828	99,146	40,591	199,605
Received	(588,248)	(101,605)	(42,288)	(218,018)
Write-off	(297)	-	-	-
Balance on June 30, 2026	49,152	1,487	529	27,387

b) Changes in the allowance credit losses from trade receivables:

At June 30, 2024	4,031
Allowance set up	16
Exchange variation	(270)
At June 30, 2025	3,777
Allowance set up	(140)
Exchange variation	(157)
At June 30, 2026	3,480

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

c) Receivables by maturity

	2026	2025
Falling due:
Up to 30 days	76,943	112,576
31 to 90 days	54,943	82,070
91 to 180 days	20,693	42,594
181 to 360 days	138,837	143,437
Over 360 days	349,358	521,210
Past due:
Up to 30 days	93	3,995
31 to 90 days	-	26
91 to 180 days	7	-
181 to 360 days	-	360
Over 360 days	3,480	3,777
	644,354	910,045

d) Sales of sugarcane

Revenues from sugarcane are concentrated in three contracts. The credit risk associated with these contracts is assessed in accordance with the Company’s internal policy (Note 5.8.b).

All risks were covered during the period ended June 30, 2026, and there has been no history of default up to the date these financial statements were authorized for issuance.

e) Receivables from sale of farms

The total sales, amounts received, and amounts receivable from the sale of the farm are as follows:

	As of 2025	Sales	Receipts	Fair value adjustment (*)	Exchange variation	Transfer	As of 2026	Current	Non-current
Araucária VI	2,952	-	(1,275)	6	-	-	1,683	1,683	-
Araucária VII	134,893	-	(43,870)	(1,061)	-	-	89,962	46,047	43,915
Jatobá II	9,423	-	(9,969)	546	-	-	-	-	-
Jatobá III	3,685	-	(3,796)	111	-	-	-	-	-
Jatobá V	8,981	-	(2,266)	767	-	-	7,482	4,938	2,544
Jatobá VI	13,002	-	(1,893)	788	-	-	11,897	11,479	418
Jatobá VII	57,297	-	(4,822)	2,081	-	-	54,556	18,329	36,227
Alto Taquari IV	149,582	-	(36,224)	(6,987)	-	-	106,371	34,863	71,508
Chaparral I	219,792	-	(25,702)	2,214	-	-	196,304	56,108	140,196
Preferência	101,620	-	(40,000)	9,253	-	-	70,873	17,283	53,590
Fon Fon I	555	-	(209)	(328)	(18)	-	-	-	-
Rio do Meio I	49,571	-	-	(2,438)	-	(47,133)	-	-	-
Rio do Meio II	5,276	1,005	(7,664)	1,383	-	-	-	-	-
Marangatú	-	3,059	(1,583)	(81)	70	-	1,465	505	960
	756,629	4,064	(179,273)	6,254	52	(47,133)	540,593	191,235	349,358

(*)	The negative change in the period was due to the devaluation of the US dollar exchange rate, being one of the assumptions used in the calculation.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

	As of 2024	Sales	Receipts	Fair value adjustment	Exchange variation	As of 2025	Current	Non-current
Araucária VI	5,538	-	(2,676)	90	-	2,952	1,307	1,645
Araucária VII	177,549	-	(43,249)	593	-	134,893	46,569	88,324
Jatobá II	61,288	-	(52,105)	240	-	9,423	9,423	-
Jatobá III	23,809	-	(19,839)	(285)	-	3,685	2,402	1,283
Jatobá IV	3,792	-	(3,529)	(263)	-	-	149	(149)
Jatobá V	20,684	-	(11,844)	141	-	8,981	8,419	562
Jatobá VI	22,577	-	(9,892)	317	-	13,002	7,103	5,899
Jatobá VII	79,736	-	(25,202)	2,763	-	57,297	7,618	49,679
Alto Taquari III	2,312	-	(2,055)	(257)	-	-	-	-
Alto Taquari IV	57,764	123,274	(32,706)	1,250	-	149,582	37,517	112,065
Chaparral I	254,985	-	(46,717)	11,524	-	219,792	34,823	184,969
Preferência	-	104,238	(2,000)	(618)	-	101,620	39,496	62,124
Fon Fon I	564	-	-	-	(9)	555	555	-
San Cayetano	168	-	(170)	-	2	-	-	-
Rio do Meio I	56,626	-	(6,308)	(747)	-	49,571	40,038	9,533
Rio do Meio II	-	13,787	(8,747)	236	-	5,276	-	5,276
Marangatú	2,693	-	(2,763)	73	(3)	-	-	-
	770,085	241,299	(269,802)	15,057	(10)	756,629	235,419	521,210

The Company entered into an agreement for the full termination of the purchase and sale agreement involving a portion of the Rio do Meio Farm, located in Correntina (Bahia) on a consensual basis, due to the purchaser’s default. The termination was carried out on a consensual basis, as the purchaser is currently undergoing judicial reorganization proceedings.

Upon implementation of the agreement, the Company transferred the receivables recorded under the “Rio do Meio I” line item and reincorporated 2,218.5 hectares of productive land as investment properties, recognized at their fair value of R$47,133.

8.2 Recoverable taxes

	2026	2025
Withholding income tax (IRRF) on financial investments to be offset	3,945	4,077
Income tax losses and social contribution carryforwards	-	17
Other recoverable taxes and contributions	26	1,315
Tax on value added - IVA – (Paraguay/Bolivia)	9,478	8,224
Other recoverable taxes	517	81
IRPJ/CSLL Estimative	11,675	1,934
Total current	25,641	15,648

ICMS recoverable	11,784	10,649
Non-cumulative PIS and COFINS to be offset	77,743	45,757
IRRF on financial investments to be offset	1,079	1,367
Tax on value added - IVA – (Paraguay/Bolivia)	24,887	18,160
Other recoverable taxes	1	156
Total noncurrent	115,494	76,089

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

9. Inventories

	2026	2025
Soybean	98,086	120,562
Corn	47,491	15,156
Bean	10,779	18,934
Cotton	4,783	23,638
Other harvests	1,328	909
Agricultural products – formation costs	162,467	179,199
Agricultural products – fair value	27,051	48,202
Agricultural products – adjustment to recoverable amount	(1,267)	(5,288)
Agricultural inputs	84,006	71,405
	272,257	293,518

9.1 Adjustment to realizable value of inventories of agricultural products

At June 30, 2024	(762)
Adjustment to recoverable value of agricultural products, net	(8,069)
Realization as cost of sales	3,543
At June 30, 2025	(5,288)
Adjustment to recoverable value of agricultural products, net	(1,074)
Realization as cost of sales	5,095
At June 30, 2026	(1,267)

10. Biological assets

	2026	2025
Cattle for consumption	39,751	26,859
Production cattle	13,767	32,345
Grain plantation	45,474	38,186
Cotton plantation	42,612	77,933
Sugarcane plantation	149,437	122,462
Total	291,041	297,785

Current	277,274	265,440
Noncurrent	13,767	32,345

The plantation and treatment of crops are substantially for crop formation including seeds, fertilizers, pesticides, depreciation and labor.

The area (hectares) to be harvested corresponding to the biological assets is as follows:

	Planted area (Hectares)
	2026	2025
Grains	10,430	9,985
Cotton	1,873	7,766
Sugarcane	27,160	26,224
	39,463	43,975

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

a) Changes in agricultural activity

	Grains	Cotton	Sugarcane
Balance at June 30, 2024	22,138	61,896	111,636

Increases due to planting	448,427	111,954	-
Increases due to handling	-	-	300,016
Change in fair value	68,552	(5,421)	41,812
Reductions due to harvesting	(500,253)	(90,094)	(330,782)
Exchange variation	(678)	(402)	(220)

Balance at June 30, 2025	38,186	77,933	122,462

Increases due to planting	483,615	60,315	-
Increases due to handling	-	-	265,269
Change in fair value	69,754	(15,446)	(23,062)
Reductions due to harvesting	(544,730)	(80,105)	(215,197)
Exchange variation	(1,351)	(85)	(35)

Balance at June 30, 2026	45,474	42,612	149,437

Composed of:
Historical cost	40,336	38,963	117,776
Fair value	5,138	3,649	31,661
Balance on June 30, 2026	45,474	42,612	149,437

Current	45,474	42,612	149,437

b) Changes in cattle raising activity

	Heads of cattle (in number)	Cattle ($)
At June 30, 2024	17,624	41,595
Acquisition/birth costs	8,501	10,263
Handling costs	-	16,431
Sales	(7,429)	(24,184)
Deaths	(488)	(1,384)
Consumption	(34)	(139)
Exchange variation	-	(1,106)
Change in fair value	-	17,728
At June 30, 2025	18,174	59,204
Acquisition/birth costs	5,444	11,300
Handling costs	-	17,361
Sales	(10,494)	(39,132)
Deaths	(226)	(840)
Consumption	(52)	(265)
Exchange variation	-	5,056
Change in fair value	-	834
At June 30, 2026	12,846	53,518

Current	8,557	39,751
Non-current	4,289	13,767

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

c) Quantitative data on cattle raising activity, expressed in heads of cattle

	Consumable cattle	Production cattle	Total
At June 30, 2025	3,500	14,674	18,174
At June 30, 2026	4,409	8,437	12,846

d) Fair value hierarchy

	2026	2025
	Amount	Amount	Fair value
Sugarcane	149,437	30,137	Level 3
Cattle	53,518	41,055	Level 2
Grains	45,474	27,209	Level 3
Cotton	42,612	61,531	Level 3

The significant non-observable inputs used in the measurement of the fair value of sugarcane, grains and cotton classified as Level 3 in the fair value hierarchy, along with an analysis of quantitative sensitivity on June 30, 2026, are as follows:

Description	Evaluation method	Significant non-observable inputs	Rate %	Variation of non-observable inputs	Increase in inputs	Decrease in inputs
Biological asset - sugarcane	Discounted cash flow	- Yield	11.79%	Average productivity: 71.46 tons per hectare	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.
		- TRS (Kg of sugar per ton of sugarcane)	11.79%	Total recoverable sugar: TRS 115 to 140 per ton of cane.	An increase in TRS generates a positive result in the fair value of biological assets.	A decrease in TRS generates a negative result in the fair value of biological assets.
Corn	Discounted cash flow	- Yield	11.79%	Average productivity:93.85 bags per hectare	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets
Cotton	Discounted cash flow	- Yield	11.79%	Average productivity: 3.73 tons per hectare	An increase in yield generates a positive result in the fair value of biological assets.	A decrease in yield generates a negative result in the fair value of biological assets.

A 1% increase or decrease in the expected productivity of sugarcane and grains/cotton would result in an increase or decrease in the value of the biological asset of R$2,460 and a 1% increase or decrease in the price of sugarcane and grains/cotton would result in an increase or decrease in the value of the biological asset of R$3,349.

e)	Changes in fair value in the Statement of operations

	2026	2025	2024
Grains	69,754	68,552	20,407
Cotton	(15,446)	(5,421)	4,799
Sugarcane	(23,062)	41,812	21,997
Cattle	834	17,728	(6,704)
	32,080	122,671	40,499

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

11. Investment properties

	Land – Farms	Buildings and improvements	Clearances	Total in operation	Construction in progress	Total
At June 30, 2024	939,087	106,373	231,020	1,276,480	57,060	1,333,540
Acquisitions	86	1,563	787	2,436	65,337	67,773
Acquisitions – Business combination (Note 2.3)	-	2,689	-	2,689	577	3,266
Write-offs	(12,782)	(6,412)	(17,938)	(37,132)	(448)	(37,580)
Transfers	-	32,657	44,705	77,362	(77,362)	-
Transfers between fixed asset x PPI	-	(33)	-	(33)	11	(22)
(-) Depreciation / amortization	-	(6,809)	(29,171)	(35,980)	-	(35,980)
Effect from conversion	(5,575)	(476)	(979)	(7,030)	(133)	(7,163)
At June 30, 2025	920,816	129,552	228,424	1,278,792	45,042	1,323,834
Acquisitions (*)	47,133	2,919	2,478	52,530	50,001	102,531
Write-offs	(1,420)	(953)	(632)	(3,005)	-	(3,005)
Transfers	-	6,680	33,902	40,582	(40,582)	-
Transfers between fixed asset x PPI	-	-	-	-	(23,081)	(23,081)
(-) Depreciation / amortization	-	(9,136)	(32,766)	(41,902)	-	(41,902)
Effect from conversion	(16,061)	(1,459)	(2,861)	(20,381)	(574)	(20,955)
At June 30, 2026	950,468	127,603	228,545	1,306,616	30,806	1,337,422
Total cost	950,468	148,106	373,725	1,472,299	30,806	1,503,105
Accumulated depreciation	-	(20,503)	(145,180)	(165,683)	-	(165,683)
Net book balance	950,468	127,603	228,545	1,306,616	30,806	1,337,422

Annual depreciation rates (weighted average) - %		4-20	5-20

(*)	Write-off of “Trade accounts receivable” and reclassified 2,218.5 productive hectares as investment properties, recognized at fair value in the amount of R$47,133 (Note 8.1.e).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The table below shows the fair value of investment properties are as follows:

		Hectare				Fair Value*		Cost Value
Farm	State	2026	2025	Real estate	Acquisition	2026	2025	2026	2025
Jatobá Farm	Bahia	8,886	8,868	Jaborandi Ltda	Mar-07	356,552	340,104	12,714	12,799
Alto Taquari Farm	Mato Grosso	1,373	1,373	Mogno Ltda	Aug-07	24,028	29,210	2,814	3,161
Chaparral Farm	Bahia	24,841	24,841	Cajueiro Ltda	Nov-07	599,072	804,701	91,375	88,641
Nova Buriti Farm	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	39,912	70,498	24,334	24,273
São José Farm	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	586,089	542,542	121,379	120,103
Marangatu y Udra Farm	Boqueron Paraguay	58,523	58,722	Agropecuaria Moroti S/A	Dec-13	379,946	487,987	250,365	265,883
Arrojadinho Farm	Bahia	16,644	16,644	Agrifirma Bahia Ltda	Jan-20	500,697	499,157	180,067	177,176
Rio do Meio Farm	Bahia	9,845	5,753	Agrifirma Bahia Ltda	Jan-20	288,019	199,813	112,051	66,381
Serra Grande Farm	Piauí	4,489	4,489	Imobiliaria Cremaq	May-20	89,027	88,390	42,932	43,449
Acres del Sud Farm	Bolivia	9,882	9,875	Acres Del Sud	Feb-21	167,270	198,133	129,869	135,799
Panamby Farm	Mato Grosso	10,793	10,793	Mogno Ltda	Sep-22	308,208	355,302	297,543	298,495
		187,056	183,136			3,338,820	3,615,837	1,265,443	1,236,160

(*)	On June 30, 2026, the properties were appraised by an independent firm. The comparable sales value of investment properties is adjusted considering specific aspects of each property, with the price per hectare being the most relevant item of the assumptions. The fair value presented is considered level 3 in the fair value hierarchy and there were no reclassifications between levels during the year.

The soybean price used for the study’s reference date of June 30, 2026, in the Brazilian states was R$105.11 in Bahia, R$106.19 in Maranhão, R$106.52 in Mato Grosso, R$107.22 in Piauí, and R$106.52 in Minas Gerais (compared to R$108.29 in Bahia, R$109.38 in Maranhão, R$109.71 in Mato Grosso, R$110.42 in Piauí, and R$109.71 in Minas Gerais on June 30, 2025). The closing exchange rate for the same period was R$/USD 5.58. This represents an average of values determined by the region’s real estate market, accounting for the significant volatility in the price of soybeans’ bags.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

12. Investments

a) Changes in investments

	2025	Share of profit of a joint venture	Effect from conversion	2026
Cresca	79	(7)	(4)	68
Agrofy	1,256	-	-	1,256
	1,335	(7)	(4)	1,324

	2024	Share of profit of a joint venture	Effect from conversion	2025
Cresca	1,478	(1,424)	25	79
Agrofy	1,256	-	-	1,256
	2,734	(58)	201	1,335

b) Interest in Joint Venture

The Company holds an interest in a joint venture of Cresca S.A., which trades in agricultural and livestock products. The summarized information, based on the financial statements prepared in accordance with the accounting practices adopted in Brazil and with IFRS® Accounting Standards, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below:

	2026	2025
Assets	136	164
Current	80	121
Cash and cash equivalents	80	121
Noncurrent	56	43
Other noncurrent	56	43

Liabilities	-	6
Current	-	6
Trade payables, taxes and loans	-	6
Total net assets	136	158
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	68	79

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

13. Property, plant and equipment

	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment
At June 30, 2024	53	60,754	22,803	3,839	87,449	185	114,496	202,130
Acquisitions	-	13,610	9,602	866	24,078	3,466	51,294	78,838
Merger of subsidiary’s assets	-	14,084	3,889	76	18,049	-	-	18,049
Write-offs	(45)	(5,273)	(6,183)	(31)	(11,532)	-	(20)	(11,552)
Transfers	-	3,627	20	-	3,647	(3,647)	-	-
Transfers between fixed assets x PPI	-	89	62	-	151	-	(129)	22
Depreciation	(8)	(8,072)	(11,131)	(619)	(19,830)	-	(34,795)	(54,625)
Translation effects	-	(51)	(3)	(5)	(59)	-	(134)	(193)
At June 30, 2025	-	78,768	19,059	4,126	101,953	4	130,712	232,669
Acquisitions	5	11,542	4,356	629	16,532	577	45,893	63,002
Write-offs	-	(738)	(1,329)	(109)	(2,176)	-	(1,232)	(3,408)
Transfers	5,703	(5,202)	29	26	556	(556)	-	-
Transfers between fixed assets x PPI	20,323	2,501	-	-	22,824	(25)	282	23,081
Depreciation	(284)	(8,884)	(2,269)	(638)	(12,075)	-	(24,640)	(36,715)
Translation effects	-	(188)	(16)	(24)	(228)	-	(434)	(662)
At June 30, 2026	25,747	77,799	19,830	4,010	127,386	-	150,581	277,967

Total cost	34,555	135,574	42,924	7,808	220,861	-	358,373	579,234
Accumulated depreciation	(8,808)	(57,775)	(23,094)	(3,798)	(93,475)	-	(207,792)	(301,267)
At June 30, 2026	25,747	77,799	19,830	4,010	127,386	-	150,581	277,967

Annual depreciation rates (weighted average) - %	3	7	7	10			20

14. Right-of-use asset

	Land – Farms	Buildings and improvements	Vehicles and agricultural machinery	Right-of-use Total
At June 30, 2024	222,614	1,046	10,176	233,836
New contracts	7,864	5,056	15,188	28,108
Merger of subsidiary’s assets	41,817	-	-	41,817
Adjustments	35,800	-	-	35,800
Write-off	(791)	-	(1,836)	(2,627)
(-) Amortization	(49,610)	(830)	(6,306)	(56,746)
Translation effects	(102)	(1)	8	(95)
At June 30, 2025	257,592	5,271	17,230	280,093
New contracts	17,724	151	5,962	23,837
Adjustments	(14,845)	-	59	(14,786)
Write-off	(677)	(141)	(449)	(1,267)
(-) Amortization	(44,505)	(938)	(6,500)	(51,943)
Translation effects	(358)	(7)	(25)	(390)
At June 30, 2026	214,931	4,336	16,277	235,544
Total cost	475,918	8,301	40,363	524,582
Cumulative depreciation	(260,987)	(3,965)	(24,086)	(289,038)
Book balance, net	214,931	4,336	16,277	235,544

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

15. Leases payable and related obligations

	Operating leases - IFRS 16	Sugarcane field restoration	Total
At June 30, 2024	286,605	75,455	362,060
New contracts	28,109	-	28,109
Business combination (Note 2.3)	44,565	-	44,565
Remeasurement	35,800	-	35,800
Payment	(78,762)	-	(78,762)
Write-offs	(1,980)	-	(1,980)
Interest	49,742	(2,210)	47,532
Update	(11,444)	-	(11,444)
Exchange variation	(96)	-	(96)
At June 30, 2025	352,539	73,245	425,784
New contracts	23,837	-	23,837
Remeasurement	(14,786)	-	(14,786)
Payment	(88,418)	-	(88,418)
Write-offs	(529)	-	(529)
Interest	59,888	(295)	59,593
Update	2,540	-	2,540
Exchange variation	(456)	-	(456)
At June 30, 2026	334,615	72,950	407,565
Current	83,613	-	83,613
Non-current	251,002	72,950	323,952

Currently, the Company’s main contracts subject to IFRS 16 are related to agricultural partnership and land lease operations, as well as other less relevant contracts that involve leases of machinery, vehicles and properties.

The Company has an agricultural partnership agreement for the planting of sugarcane (Partnership IV) covering 15,000 arable hectares, which establishes an obligation of recovering land used for sugarcane cultivation upon conclusion of the agreement. The term of the agreement is 15 years, with conclusion estimated for 2032, and may be extended for the same period.

Write-offs will occur upon effective payment of the lease as well as periodic adjustments by variation in the soybean or sugarcane price. The impacts from adjustment to present value are recognized under Financial Income.

On June 30, 2026, the Company and its subsidiaries had the following leases from third parties and of buildings:

Description	Location	Currency	Lease liabilities
Avarandado Farm (Partnership II)	Ribeiro Gonçalves - PI	R$	55,051
ETH Farm (Partnership III)	Alto Taquari - MT	R$	7,277
Agro-Serra Farm (Partnership IV)	São Raimundo de Mangabeira - MA	R$	72,950
Xingu Farm (Partnership V)	Xingu Region - MT	R$	42,314
Regalito Farm (Partnership V)	Xingu Region - MT	R$	39,188
Serra Grande II Farm (Partnership VII)	Baixa Grande do Ribeiro - PI	R$	26,198
Unagro Farm (Partnership VII)	Santa Cruz - Bolivia	R$	7,397
São Domingos Farm (Partnership IX)	Comodoro - MT	R$	47,925
Alto da Serra Farm (Partnership X)	Brotas - SP	R$	32,992
Zanoni Farm (Partnership X)	Novo São Joaquim - MT	R$	53,520
Vehicle leases	n/a	R$	4,104
Services with identified assets	n/a	R$	13,018
Land - Other	n/a	R$	5,103
Lease of vehicles and office in Paraguay	Assunção - Paraguay	R$	528
		R$	407,565

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

These lease liabilities, consistent with IFRS 16, were discounted at rates that ranges from 7.04% a 21.69%.

The settlement schedule for leases is shown below:

1 year	83,613
2 years	55,902
3 years	43,310
4 years	34,861
5 years	30,420
Above 5 years	159,459
407,565

The Company also has land lease agreements with its subsidiaries (intercompany leases) for an average term of 14 years (Note 30).

The short-term leases with terms of less than 12 months with no call option, as well as lease agreements for low-value assets, were not recognized as lease liabilities, as they fall within the exceptions provided for in IFRS 16. These contracts were recognized directly in the statement of operations for the year, on an accrual basis throughout their term, under “Cost of sales” and “General and administrative expenses”, according to the amounts of “Lease and rentals in general” (Note 23).

16. Trade accounts payable and others

	Note	2026	2025

Trade accounts payable		60,664	103,659
Trade accounts payable – Supplier finance arrangements		4,014	-
Taxes payable	16.1	8,835	16,659
Dividends payable		15	32,785
Advances to customers		33,794	16,767
Other liabilities		2,793	6,160
Total current		110,115	176,029
Taxes payable	16.1	17,007	38,120
Other liabilities		6,875	8,699
Total noncurrent		23,882	46,819

The Company offers strategic suppliers reverse factoring financing options (risco sacado) with financial institutions in order to optimize their liquidity and manage commitments with suppliers. Under these arrangements, the supplier has the option to assign the right to receive the related invoices to a designated financial institution the right to receive the related invoices, in exchange for an advance. The financial institution then becomes the creditor of the transaction. The transfer of the Company’s obligations to the financial institution, at the supplier’s discretion, does not affect the Company’s payment term nor does it generate financial costs to the Company which are borne by the supplier.

During the period, the Company transacted R$ 6,236 on supplier finance arrangements transactions, with an average payment term of 232 days. This average payment term is similar for suppliers who do not choose to advance their receivables through the arrangement known as Trade accounts payable – supplier finance arrangements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

16.1 Taxes Payable

	2026	2025
ISS payable	458	722
Withholding taxes	281	500
PIS and COFINS payable	2,671	4,754
IRPJ and CSLL payable	4,248	7,866
Tax on value added - IVA (Paraguay/Bolivia)	1,084	1,030
Other taxes payable	93	1,787
Current	8,835	16,659

PIS and COFINS payable	4,040	15,175
IRPJ and CSLL payable	12,967	12,805
Tax on value added - IVA (Paraguay/Bolivia)	-	10,140
Non-current	17,007	38,120

17. Loans, financing and debentures

		Annual interest rates and charges - %
	Index	2026	2025	2026	2025
Agricultural cost	Fixed rate + CDI	9% to 16%	8% to 15%	423,785	197,647
Agricultural costs (USD)	Fixed rate	5% to 6%	3% to 7%	45,316	122,883
Agricultural cost (PYG)	Fixed rate	11%	11%	-	12,364
Investment and Expansion	Fixed rate	3% to 9%	3% to 10%	42,933	50,283
Machinery financing	Fixed rate	10%	9% to 12%	8,713	4,509
New sugarcane	Fixed rate	6%	6%	5,810	14,001
Debentures	Fixed rate + IPCA	5% to 12%	5% to 12%	503,995	489,564
(-) Transaction cost				(6,252)	(5,732)
				1,024,300	885,519

Current				475,018	355,841
Non-current				549,282	529,678

Caption:

USD – U.S. currency (dollar)

PYG – Paraguayan currency (Guarani)

IPCA – National consumer price index

CDI – Interbank certificate of deposit

Maturities of current and non-current loans, financing and debentures are as follows:

	2026	2025
1 year	475,018	355,841
2 years	317,681	214,531
3 years	134,145	198,023
4 years	44,411	36,177
5 years	44,757	36,177
Above 5 years	8,288	44,770
	1,024,300	885,519

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Changes in loans and financing during the years ended June 30, 2026 and 2025 are as follows:

	2025	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	Final balance
Agricultural cost	197,647	500,872	(284,558)	(27,221)	37,045	-	423,785
Agricultural costs (USD)	122,883	69,556	(138,366)	(7,898)	5,105	(5,964)	45,316
Agricultural costs (PYG)	12,364	-	(14,974)	(1,827)	595	3,842	-
Financing for Investment and Expansion	50,283	-	(7,374)	(3,267)	3,291	-	42,933
Financing of machinery	4,509	4,360	(704)	(261)	809	-	8,713
Financing of sugarcane	14,001	-	(6,201)	(2,471)	481	-	5,810
Debentures	489,564	-	-	(36,944)	51,375	-	503,995
Supplier finance transactions	-	44,382	(44,382)	(2,258)	2,258	-
(-) Transaction cost	(5,732)	(2,556)	-	-	2,036	-	(6,252)
At June 30, de 2026	885,519	616,614	(496,559)	(82,147)	102,995	(2,122)	1,024,300

	2024	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Business combination (Note 2.3)	Foreign exchange variation	Final balance
Agricultural cost	104,211	254,045	(159,720)	(16,449)	15,560	-	-	197,647
Agricultural costs (USD)	16,450	166,752	(77,116)	(5,032)	6,705	21,581	(6,457)	122,883
Agricultural costs (PYG)	16,458	3,709	(7,324)	(1,484)	1,556	-	(551)	12,364
Financing for Investment and Expansion	29,664	19,095	(1,045)	(922)	3,491	-	-	50,283
Working capital	-	-	(82)	(7)	-	89	-	-
Working capital (USD)	25,739	-	(25,286)	(1,496)	840	-	203	-
Financing of machinery	3,060	-	(7,656)	(759)	565	9,431	(132)	4,509
Financing of sugarcane	21,291	-	(6,200)	(2,056)	966	-	-	14,001
Debentures	472,765	-	-	(35,681)	52,480	-	-	489,564
(-) Transaction cost	(7,700)	-	-	-	1,968	-	-	(5,732)
At June 30, 2025	681,938	443,601	(284,429)	(63,886)	84,131	31,101	(6,937)	885,519

The Company’s supplier finance arrangement with financial institutions optimizes supply chain liquidity and the management of obligations for its strategic suppliers. Under this arrangement, the supplier assigns the right to receive payment on the receivables to the financial institution, thereby receiving the corresponding amounts in advance, while the Company bears the associated financial cost. Activity related to this operation is reported under the line-item supplier finance transactions and the average payment term is 129 days.

a) Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. On June 30, 2026 and June 30, 2025, the Company’s loan agreements had no financial covenants (only operating clauses); the Company was fully in compliance.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

b) Debentures

3st Issue

On November 16, 2023, the Company placed 165,000 debentures totaling R$165,000, non-convertible into shares, single series, final maturity in seven years. The debentures will be amortized in November of each year from 2027 until 2030. Interest of 12.16% p.a. will be payable over the principal amount, in seven annual installments.

The debentures have a real guarantee in the form of a fiduciary sale of properties owned by the Company.

2nd Issue

On May 5, 2021, the Company placed 240,000 non-convertible debentures totaling R$240,000, in a single series, final maturity in seven years. The debentures will be amortized in two equal installments due on April 13, 2027 and April 12, 2028, being indexed and bearing interest of Broad National Consumer Price Index (IPCA) + 5.3658% p.a., payable in seven annual instalments.

The debentures were linked to a securitization transaction and backed by the issue of Certificates of Agribusiness Receivables (“CRA”), pursuant to CVM Instruction 400/03 and CVM Instruction 600/18. The debentures are backed by security interest in the form of fiduciary sale of the properties owned by the Company.

Covenants

The debentures have covenants, in which the required indexes cannot exceed 30% of the ratio, net debt / fair value of investment properties and credits for the sale of farms, during the term of the contract and updated according to their respective contractual clauses. Failure by the Company to meet these parameters may result in accelerated maturity of the debt.

On June 30, 2026, and during the term to date of the debentures, the Company was in compliance with the covenants described above.

18. Income and social contribution taxes

18.1. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year (which ends on December 31) for income tax and social contribution calculation purposes is different from the accounting year adopted by the Company, which ends June 30 of each year.

Deferred income tax and social contribution tax assets and liabilities as of June 30, 2026, and 2025 are as follows:

	2026	2025
Assets
Tax carryfoward losses	268,866	205,319
Biological assets	78	-
Financial lease	53,498	43,653
Contingency, bonuses and fair value	31,708	30,747
Derivative financial instruments	334	560
Allowance for expected credit losses	726	726
Difference in cost of farms	170	170
Share-based incentive plan (ILPA)	1,462	1,085
Provision of other accounts payable and receivable	1,357	2,798
Impairment of investment	1,654	1,654
Subscription warrant	-	43
	359,853	286,755
Liabilities
Noncurrent
Biological assets	15,124	25,149
Present value adjustment and other provisions	7,311	7,138
Derivative financial instruments	3,145	2,950
Surplus on investment	1,733	1,733
Costs of transactions	2,126	1,949
Provision of residual value and useful life of PPE assets	9,652	7,602
Accelerated depreciation of assets for rural activity	105,275	92,428
Deferred taxes on surplus value of PPE and investment property – Acquisition of Agrifirma	18,426	18,541
	162,792	157,490
Net balance	197,061	129,265

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The balances are presented in the balance sheet as follows:

Net deferred assets	229,292	166,145	88,031
Net deferred liabilities	(32,231)	(36,880)	(19,719)

The net change in deferred income tax is as follows:

At June 30, 2024	68,312

Tax carryforward losses	41,966
Adjustments in biological assets and agricultural products	11,681
Financial lease	6,097
Provisions for contingency and fair value	1,831
Derivative financial instruments	(21,665)
Costs of transactions	669
Provision for other accounts payable and receivable	2,125
Accelerated depreciation of assets for rural activity	(10,261)
Deferred taxes on goodwill	(135)
Share-based incentive plan (ILPA)	473
Temporary differences related to PPE	(625)
Acquisitions - business combination (Note 2.3)	28,797
At June 30, 2025	129,265

Tax losses	63,547
Adjustments in biological assets and agricultural products	10,103
Financial lease	9,845
Provisions for contingency and fair value	788
Derivative financial instruments	(421)
Costs of transactions	(177)
Provision for other accounts payable and receivable	(1,441)
Accelerated depreciation of assets for rural activity	(12,847)
Fair value of other significant liabilities	(43)
Deferred taxes on goodwill	115
Share-based incentive plan (ILPA)	377
Temporary differences related to PPE	(2,050)
At June 30, 2026	197,061

The expected realization of deferred tax assets are as follows:

2026
2026	33,359
2027	11,220
2028	19,199
2029	40,316
2030 to 2035	255,759
359,853

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

18.2. Income and social contribution expenses – reconciliation of statutory to effective rates

	2026	2025	2024
Income before income and social contribution taxes	(147,302)	124,648	191,515
Combined nominal rate of income tax and social contribution taxes – %	34%	34%	34%
	50,083	(42,380)	(65,115)

Share of loss in a Joint Venture	(2)	(484)	(20)
Management bonus	(619)	(726)	(596)
Fair value variation of accounts receivable from sale of farms	3,404	3,744	(657)
Non-deductible expenses	(34)	(48)	(140)
Net effect of profit taxed abroad	-	(107)	(307)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	7,755	56,057	96,914
Other permanent addition/exclusion	(3,294)	(2,685)	5,273

Income and social contribution taxes for the year	57,293	13,371	35,352

Current	(10,503)	(19,315)	(23,474)
Deferred	67,796	32,686	58,826
	57,293	13,371	35,352
Effective tax rate	-39%	11%	18%

(*)	For some real estate agencies, income tax is measured based on the presumed profit regime as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% from sale of farms and 100% for other earnings). This results in taxing the profit of subsidiaries at rate a lower rate than if taxable profit were based on pretax results on the accounting records.

19. Other liabilities

	2026	2025
Variable consideration for acquisition of Agrifirma	-	610
Alto da Serra Farm (a)	18,079	22,530
Novo Horizonte (note 2.3)	-	1,305
	18,079	24,445

Current	6,895	7,082
Non-current	11,184	17,363

(a)	Refers to the acquisition of assets (Cultural treatments, Ratchets and Soil preparation), arising from the lease contract carried out on March 12, 2024, as per note 2.2.1, the obligation is recorded at present value and will be settled within five years.

20. Equity

a) Capital (number of shares)

	Number of shares
	6/30/2026		6/30/2025
Cresud	35,138,225	34.2%	35,138,225	34.2%
Charles River Capital	9,651,606	9.4%	9,428,001	9.2%
Elie Horn	6,098,269	5.9%	6,072,969	5.9%
Kopernik	6,993,800	6.8%	-	-
Officers	1,222,274	1.2%	1,174,774	1.1%
Treasury	3,067,987	3.0%	3,067,987	3.0%
Other	40,511,283	39.5%	47,801,488	46.6%
Total shares of paid-up capital	102,683,444	100%	102,683,444	100%
Total outstanding shares	63,254,958		63,302,458

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The amount shown in “Total outstanding shares” is net of treasury shares and Management shares (shares held by members of the Board of Directors, Fiscal Council, Audit Committee and Statutory Board of Executive Officers).

The Company is authorized to increase its capital, without first requiring shareholder approved changes to the Articles Incorporation, up to the limit of R$3,000,000, upon deliberation of the Board of Directors. On June 30, 2026, the Company’s subscribed and paid-up capital amounted to R$1,587,988 (R$1,587,988 on June 30, 2025).

b) Capital reserves

The capital reserves reflects amounts received by the Company that are not registered as revenue in the statement of operations as they do not reflect commercial ventures. As of June 30, 2026, the Company’s capital reserves total R$6,475 (R$8,193 as of June 30, 2025).

Share issue premium

This reserve was created upon the acquisition of the subsidiary Agrifirma on January 27, 2020. The transaction was conducted via transfer of shares and generated a difference between the capital increase and the equity increase giving rise to the reserve. This was due to the shareholders’ equity of Agrifirma Holding (company merged) as of June 30, 2019, differing from the equity increase comprising only one of the three share classes involved in the agreement (Unrestricted shares). The other two share classes were classified under to liabilities (Note 19).

	Number of shares	Amount
Unrestricted shares	4,402,404	97,569
Restricted shares	812,981	18,018
Shares issued in the initial exchange ratio / Capital increase	5,215,385	115,587

Unrestricted shares (final exchange ratio) / Capital increase	4,044,654	82,021

Share issue premium		(33,566)
Return of shares – Acquisition of Agrifirma		35,798
		2,232

The Agrifirma acquisition agreement envisages a possible price adjustment if certain contingencies, identified on the transaction date, come to occur and causing losses to the Company or the selling shareholders. The agreement allows the parties to settle the obligation in cash or in shares. Accordingly, a certain number of shares are in lock-up as a guarantee. During the year, the remaining locked-up balance was released upon expiration of the lock-up period allowing for early release.

Share-based payment

The ILPA Plan balance of R$4,300 less terminated plans of R$1,976, result in an outstanding balance of R$2,324 as of June 30, 2026 (R$1,216 as of June 30, 2025) (Note 24).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

c) Profit reserves

Legal reserve

Pursuant to article 193 of Law No. 6404/76 and article 36, item (a), 5% of the Company’s net income at the end of each year, before any other allocation, is appropriated to a legal reserve, which cannot exceed 20% of the share capital account. The reserve, plus any capital reserve under item 1, of article 182, of Law No. 6404/76, cannot exceed 30% of the share capital account. The legal reserve is intended to preserve equity and may only be used to offset accumulated deficits and/or increase capital. The Company stops appropriating to the legal reserve if the balance of reserve, plus the amount of capital reserve set forth in item 1, of article 182, of Law No. 6404/76, exceeds 30% of the share capital account. The legal reserve is intended to preserve the Company’s share capital and may only be used to offset loss and/or increase capital.

Reserve for investment and expansion

Under to article 36, subparagraph (c), of its articles of incorporation and article 196 of Law No. 6404/76, the Company may appropriate the remaining portion of adjusted net income for the year to this reserve, if supported by a capital budget to be approved at the Shareholders’ at the Annual General Meeting.

d)	Dividends

On June 30, 2026, the Company recorded a loss for the year of R$ 90,009; consequently, there were no appropriations to the legal reserve (Article 193 of Law 6.404/76) or designations for mandatory dividends (Article 202 of Law 6.404/76). Pursuant to Article 189, sole paragraph, of Law 6.404/76, the accumulated loss for the year was absorbed by the balance of the Investment and Expansion Reserve which had been established in prior periods in accordance with Article 37, item “c”, of the Bylaws and Article 196 of Law 6.404/76, reducing that reserve from R$ 394,687 to R$ 304,678, without the need to utilize the legal reserve, the balance of which remained unchanged at R$ 105,093.

Despite the loss for the year, management proposed the distribution of dividends to shareholders in the amount of R$ 30,000, to be paid out of the remaining balance of the Investment and Expansion Reserve. This distribution is supported by Article 201 of Law No. 6.404/76, which permits the Company to pay dividends out of existing profit reserves.

Consequently, the Investment and Expansion Reserve, which totaled R$ 394,687 on June 30, 2025, was reduced (i) by R$ 90,009 due to the absorption of the loss for the period and (ii) by R$ 30,000 due to the proposed dividend distribution, resulting in a total of R$ 274,678, as shown below:

	2026	2025
Net income (loss) for the year	(90,009)	138,019
(-) Appropriation to legal reserve (5% of net income)	-	(6,901)
Adjusted net income (loss)	(90,009)	131,118

(-) Minimum mandatory dividends - 25% of adjusted net income	-	(32,780)
(-) Proposed additional dividends	-	(42,220)
Dividends proposed on net income	-	(75,000)

(-) Absorption of loss for the year by the reserve (Art. 189, sole paragraph)	(90,009)	-
(-) Proposed dividends from the Investment and Expansion Reserve (art. 201)	(30,000)	-
Total dividends	(30,000)	(75,000)
Constitution (reduction) of reserve for investments and expansion	(120,009)	56,118

Total paid-in capital (per thousand shares)	102,683	102,683
(-) Treasury shares (per thousand shares)	(3,068)	(3,068)
(=) Free float (per thousand shares)	99,615	99,615

Dividend per share (R$)	(0.30)	(0.75)

Pursuant to Law No. 15.270/25, if the proposed dividends are approved by the shareholders, the amounts proposed may be subject to taxation, including withholding income tax.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

e) Cumulative translation adjustment – subsidiaries abroad

As of June 30, 2026, the effects of exchange rate fluctuations resulting from the translation of the financial information of foreign entities generated a loss of (R$21,908) ((R$7,463) as of June 30, 2025), with a cumulative effect of R$89,016 (R$110,924 as of June 30, 2025)

f) Treasury shares

Under article 20, item XII of the Articles of Incorporation of the Company, the Board of Directors is responsible, among others defined in law or the Articles, for deliberating on the acquisition of the Company’s own shares, to be held in treasury and/or for later cancellation or sale.

Treasury shares	Number of shares	Amount (R$)
At June 30, 2024	3,067,987	43,648
At June 30, 2025	3,067,987	43,648
At June 30, 2026	3,067,987	43,648

21. Segment information

The segment information is presented in a manner consistent with the internal reports provided to the chief operating decision maker, that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

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

The real estate segment presents the results of operations carried out in the Company’s subsidiaries.

The cattle raising segment consists of the production and sale of beef calves post-weaning, characterized as a cattle breeding, rearing, and fattening operation.

The cotton segment is engaged primarily in the production and sale of cotton lint and seed.

The main performance metric assessed by the Executive Board is the segment gross profit or loss.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

The selected statement of operation and assets information by segment, prepared under the same accounting practices used in the preparation of the financial statements, are as follows:

	2026
				Agricultural activity
	Total	Real Estate	Cattle raising	Grains	Cotton	Sugarcane	Others (a)	Not allocated
Net revenue	891,652	10,079	39,464	549,099	94,599	197,462	949	-
Gain on sale of farms	2,078	2,078	-	-	-	-	-	-
Changes in fair value of biological assets and agricultural products	32,080	-	834	73,076	(15,446)	(23,063)	(3,321)	-
Adjustment to net realizable value of agricultural products after harvest, net	(1,074)	-	-	(1,061)	-	-	(13)	-
Cost of sales	(828,422)	(1,764)	(38,967)	(535,499)	(97,810)	(159,512)	5,130	-
Gross income (loss)	96,314	10,393	1,331	85,615	(18,657)	14,887	2,745	-
Operating income (expenses)
Selling expenses	(72,546)	-	(267)	(53,942)	(18,248)	(89)	-	-
General and administrative expenses	(67,953)	-	-	-	-	-	-	(67,953)
Other operating income (expenses), net	(8,732)	-	-	-	-	-	-	(8,732)
Operating income (loss)	(52,917)	10,393	1,064	31,673	(36,905)	14,798	2,745	(76,685)
Share of profit (loss) in a Joint Venture	(7)	-	-	-	-	-	-	(7)
Profit (loss) before financial result and taxes	(52,924)	10,393	1,064	31,673	(36,905)	14,798	2,745	(76,692)
Financial results
Financial income	496,200	321,852	64	65,553	18,107	13,830	-	76,794
Financial expenses	(590,578)	(364,941)	(135)	(52,894)	(8,371)	(15,844)	-	(148,393)
Profit (loss) before income and social contribution taxes	(147,302)	(32,696)	993	44,332	(27,169)	12,784	2,745	(148,291)
Income and social contribution taxes	57,293	(5,989)	(338)	(15,073)	9,237	(4,347)	(933)	74,736
Net income (loss) for the year	(90,009)	(38,685)	655	29,259	(17,932)	8,437	1,812	(73,555)
Total assets	3,706,838	2,132,939	66,490	454,907	78,216	239,995	87,980	646,311
Total liabilities	1,681,529	425,644	-	786,121	56,294	120,772	-	292,698

(a)	Amount relating primarily to the allocation of labor and other costs from farm support areas, waste-related costs, and costs associated with other products (pearl millet, sorghum).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

	2025
				Agricultural activity
	Total	Real estate	Cattle raising	Grains	Cotton	Sugarcane	Others	Corporate
Net revenue	877,443	9,325	25,470	431,978	87,890	322,189	591	-
Gain on sale of farms	180,086	180,086	-	-	-	-	-	-
Changes in fair value of biological assets and agricultural products	122,671	-	17,728	71,798	(5,421)	41,812	(3,246)	-
Adjustment to net realizable value of agricultural products after harvest, net	(8,069)	-	-	(5,732)	(2,174)	-	(163)	-
Cost of sales	(833,910)	(2,151)	(23,805)	(422,135)	(82,544)	(284,684)	(18,591)	-
Gross income (loss)	338,221	187,260	19,393	75,909	(2,249)	79,317	(21,409)	-
Operating income (expenses)
Selling expenses	(59,511)	(6,927)	(466)	(38,722)	(13,369)	(27)	-	-
General and administrative expenses	(67,488)	-	-	-	-	-	-	(67,488)
Other operating income (expenses), net	(4,753)	-	-	-	-	-	-	(4,753)
Operating income (loss)	206,469	180,333	18,927	37,187	(15,618)	79,290	(21,409)	(72,241)
Share of profit (loss) in a Joint Venture	(1,424)	-	-	-	-	-	-	(1,424)
Profit (loss) before financial result and taxes	205,045	180,333	18,927	37,187	(15,618)	79,290	(21,409)	(73,665)
Financial results
Financial income	337,510	154,412	947	64,522	8,559	6,021	-	103,049
Financial expenses	(417,906)	(190,499)	(2,018)	(33,249)	(2,007)	(17,857)	-	(172,276)
Net income (loss) before income and social contribution taxes	124,649	144,246	17,856	68,460	(9,066)	67,454	(21,409)	(142,892)
Income and social contribution taxes	13,371	(13,326)	(6,071)	(23,276)	3,082	(22,934)	7,279	68,617
Net income (loss) for the year	138,020	130,920	11,785	45,184	(5,984)	44,520	(14,130)	(74,275)
Total assets	3,834,877	2,375,913	68,279	437,265	129,965	255,144	80,913	487,398
Total liabilities	1,657,148	450,229	-	327,525	(152)	6,101	-	873,445

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

	2024
				Agricultural activity
	Total	Real estate	Cattle raising	Grains	Cotton	Sugarcane	Other	Corporate
Net revenue	771,126	14,284	29,599	410,788	77,971	236,393	2,091	-
Gain on sale of farms	248,375	248,375	-	-	-	-	-	-
Changes in fair value of biological assets and agricultural products	40,499	-	(6,704)	27,213	4,798	21,996	(6,804)	-
Adjustment to net realizable value of agricultural products after harvest, net	(1,091)	-	-	(552)	(393)	-	(146)	-
Cost of sales	(747,019)	(2,107)	(30,026)	(401,745)	(73,519)	(212,925)	(26,697)	-
Gross income (loss)	311,890	260,552	(7,131)	35,704	8,857	45,464	(31,556)	-
Operating income (expenses)
Selling expenses	(55,064)	-	(428)	(38,741)	(9,494)	(144)	(6,257)	-
General and administrative expenses	(65,534)	-	-	-	-	-	-	(65,534)
Other operating income (expenses), net	(5,427)	-	-	-	-	-	-	(5,427)
Operating income (loss)	185,865	260,552	(7,559)	(3,037)	(637)	45,320	(37,813)	(70,961)
Share of profit (loss) in a Joint Venture	(58)	-	-	-	-	-	-	(58)
Profit (loss) before financial result and taxes	185,807	260,552	(7,559)	(3,037)	(637)	45,320	(37,813)	(71,019)
Financial results
Financial income	312,916	152,042	801	84,695	6,215	4,071	-	65,092
Financial expenses	(307,208)	(107,051)	(808)	(30,841)	(4,458)	(6,931)	-	(157,119)
Net income (loss) before income and social contribution taxes	191,515	305,543	(7,566)	50,817	1,120	42,460	(37,813)	(163,046)
Income and social contribution taxes	35,352	(19,247)	2,572	(17,278)	(381)	(14,436)	12,857	71,265
Net income (loss) for the year	226,867	286,296	(4,994)	33,539	739	28,024	(24,956)	(91,781)
Total assets	3,605,082	2,352,537	44,392	347,363	94,603	252,622	57,436	456,129
Total liabilities	1,425,403	394,973	-	169,670	9,400	26,080	-	825,280

The balance sheet accounts are primarily “Accounts receivable and other receivables,” “Biological assets,” “Agricultural produce inventory,” and “Investment properties.”

a) Information on concentration of clients

In the year ended June 30, 2026, the Company has three customers that individually account for 10% or more of consolidated revenues, totaling 45.1% of its total revenue. Of these three customers, one accounts for 65.2% of revenue in the sugarcane segment, and two account for 42.3% of revenue in the grains/cotton segments.

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

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

b) Geographic information

Revenues and noncurrent assets, excluding financial instruments, income tax and social contribution, deferred assets and rights arising from insurance contracts of the Consolidated, are distributed as follows:

	Brazil			Paraguay and Bolivia
	2026	2025	2024	2026	2025	2024
Net revenue	811,056	813,303	693,617	80,596	64,140	77,509
Non-current	1,915,815	1,665,648	1,411,720	427,566	466,077	459,639

22. Revenues

a) Operating sales

	2026	2025	2024
Sales of grains	563,828	442,530	420,072
Sales of cotton	99,146	90,583	79,800
Sales of sugarcane	199,604	325,265	239,313
Sales of beef cattle	40,591	26,457	31,362
Lease	13,443	11,868	17,833
Other revenues	5,604	5,026	7,400
Gross operating revenue	922,216	901,729	795,780

Sales deductions
Taxes on sales	(30,564)	(24,286)	(24,654)
Net revenue	891,652	877,443	771,126

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

b)	Sale of farms

	2026	2025	2024
Sale of farm (i)	4,417	343,113	421,549
Adjustment to present value	(353)	(101,814)	(127,024)
Gross revenue from sale of farm	4,064	241,299	294,525

Sales taxes	(84)	(8,304)	(10,751)
Cost of sale of farm	(1,902)	(52,909)	(35,399)

Gain from sale of farm	2,078	180,086	248,375
Selling expenses	-	(6,825)	(5,787)
Income tax and social contribution	(31)	(7,007)	(9,072)
Net gain from sale of farms	2,047	166,254	233,516

(i)	In fulfillment of obligations linked to sales from prior periods, net revenue of R$1,005 was recognized as variable consideration pursuant to IFRS 15 – Revenue from Contracts with Customers.

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

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

23. Expenses by nature

	Cost of products sold	Selling expenses	General and administrative expenses	Total
Depreciation and amortization	76,301	-	3,239	79,540
Personnel	53,225	5,011	44,080	102,316
Service provider	152,074	-	8,560	160,634
Leasing	48,669	-	471	49,140
Cost of agricultural products	404,872	-	-	404,872
Fair value of adjustment of agricultural products	76,400	-	-	76,400
Freight and storage	-	67,528	-	67,528
Allowance for expected losses on receivables	-	7	-	7
Maintenance, travel expenses and others	16,881	-	11,603	28,484
Period ended June 30, 2026	828,422	72,546	67,953	968,921
Depreciation and amortization	72,243	-	2,710	74,953
Personnel	37,359	4,185	43,973	85,517
Service provider	173,986	-	7,720	181,706
Leasing	51,194	-	707	51,901
Cost of agricultural products	372,651	-	-	372,651
Fair value of adjustment of agricultural products	112,815	-	-	112,815
Freight and storage	-	48,602	-	48,602
Allowance for expected losses on receivables	-	(203)	-	(203)
Sale of farm	-	6,928	-	6,928
Maintenance, travel expenses and others	13,662	-	12,378	26,040
Period ended June 30, 2025	833,910	59,512	67,488	960,910
Depreciation and amortization	78,705	-	1,470	80,175
Personnel	34,109	4,132	42,026	80,267
Service provider	198,925	-	9,779	208,704
Leasing	27,567	-	637	28,204
Cost of agricultural products	369,807	-	-	369,807
Fair value of adjustment of agricultural products	17,041	-	-	17,041
Freight and storage	-	45,145	-	45,145
Sale of farm	-	5,787	-	5,787
Maintenance, travel expenses and others	20,865	-	11,622	32,487
Period ended June 30, 2024	747,019	55,064	65,534	867,617

24. Share based payments

On October 2, 2017, the Shareholders Meeting approved the creation of a long-term share-based plan (“ILPA Plan”). As per the ILPA Plan, participants are entitled to a certain number of shares if they remain with the Company during the vesting period and achieve certain key performance indicators (“KPIs”).

The ILPA Plan provides the Board of Directors with broad powers of implementation. The shares to be granted under the ILPA Plan cannot exceed 2% of shares issued by the Company.

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

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

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

The total number of shares that may be vested up to June 30, 2026, is determined based on the achievement of KPIs and divided into the following categories:

	Top	Target	Floor
Complete Plan - total shares	765,779	544,172	357,656

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

The ILPA Plan is accounted for in accordance with the provisions of IFRS 2, given that the Company receives services from participants and, in exchange, commits to delivering its own shares. Provisions for the ILPA Plan total R$4,300. The remaining amount from concluded plans is (R$1,976), resulting in an outstanding balance of R$2,324 as of June 30, 2026 (R$1,216 as of June 30, 2025).

The expected share delivery at the “Floor” KPI after the vesting period is shown below:

Number of shares
Balance on 06/30/2024	-
Granted	357,656
Cancelled	(44,483)
Balance on 06/30/2025	313,173
Cancelled	(28,449)
Balance on 06/30/2026	284,724

25. Other operating expenses, net

	2026	2025	2024
Income (loss) on sale of PPE	(2,528)	1,056	(212)
Expenses on acquisitions of new businesses (i)	(862)	(4,804)	-
Provision for legal claims	(2,862)	338	437
Gain/losses from indemnities	-	(290)
Donations to BrasilAgro Institute (iii)	(772)	(1,314)	(3,000)
Taxes expenses	(1,838)	-	-
Warrants and restricted shares (ii)	-	-	(1,859)
Gain from bargain purchase (nota 2.3)	-	348	-
Other	130	(87)	(793)
	(8,732)	(4,753)	(5,427)

(i)	In 2025, the amount refers to intermediation expenses incurred in the process of acquiring Novo Horizonte, prospecting for new business and compensation for the sale of farms.

(ii)	The gains and losses reflect the residual liabilities from the acquisition of Agrifirma, measured at fair value. The liabilities correspond to a number of warrants and restricted shares (Note 19), which may vary and, therefore, are classified as financial instruments, recognized as liabilities and measured at fair value based on the Company’s share price.

(iii)	Non-profit organization of the Brasilagro group that coordinates all social initiatives of the Company.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

26. Financial income and expenses

	Notes	2026	2025	2024
Financial income
Interest on marketable securities		23,703	19,297	29,428
Interest on receivable		6,526	1,413	1,792
Indexation charges (i)		-	-	61
Foreign exchange gains (ii)		33,289	25,492	10,603
Present value adjustment of lease contracts (iii)		10,993	2,210	41,376
Gain on remeasurement of receivables from sale of farms (iv)		287,580	108,563	81,459
Realized profit from derivative transactions (v)	7	103,248	69,737	99,909
Unrealized profit from derivative transactions (vi)	7	30,861	110,798	48,288
		496,200	337,510	312,916
Financial expenses
Marketable securities charges		(1,244)	(983)	(1,777)
Bank charges		(3,577)	(5,154)	(3,250)
Interest accrued		(103,744)	(84,350)	(67,220)
Indexation charges (i)		-	(57)	(26)
Foreign exchange losses (ii)		(9,692)	(25,114)	(12,340)
Present value adjustment of lease contracts (iii)		(70,209)	(49,510)	(43,071)
Loss on remeasurement of receivables from sale of farms (iv)		(282,481)	(93,202)	(6,686)
Realized loss from derivative financial transactions (v)	7	(90,008)	(112,456)	(41,950)
Unrealized loss from derivative financial transactions (vi)	7	(29,623)	(47,080)	(130,888)
		(590,578)	(417,906)	(307,208)
Financial (expense) income, net		(94,378)	(80,396)	5,708

Net balances are as follows:

	2026	2025	2024
Indexation charges (i)	-	(57)	35
Foreign exchange difference (ii)	23,597	378	(1,737)
Present value adjustment of lease contracts (iii)	(59,216)	(47,300)	(1,695)
Net on remeasurement of receivables from sale of farms (iv)	5,099	15,361	74,773
Realized profit (loss) from derivative financial instruments (v)	13,240	(42,719)	57,959
Unrealized (loss) profit from Derivative financial instruments (vi)	1,238	63,718	(82,600)

27. Earnings per share

	2026	2025	2024
Net profit (loss) attributed to shareholders	(90,009)	138,019	226,867
Weighted average number of common shares issued	99,615	99,615	99,615
Effect from dilution – shares (in thousands)	-	543	459
Weighted average number of common shares issued adjusted by the dilution effect	99,615	100,158	100,074
Basic earnings per share – in Brazilian Reais	(0.9036)	1.3855	2.2774
Diluted earnings per share – in Brazilian Reais	(0.9036)	1.3780	2.2670

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

28. Provision for legal claims

The Company and its subsidiaries are party to civil, labor, environmental and tax lawsuits. The provisions for probable losses of financial disbursements arising from these lawsuits are estimated and updated by management, under the advice of the Company’s internal and external legal counsel.

Labor

The Company and its subsidiaries are party to labor claims arising from employment relationships filed by former employees, and are exposed to secondary obligor liabilities from service providers and their respective employees. Two Notices of Violation have also been issued by the Ministry of Labor and Employment.

Environmental

The Company is a party to administrative proceedings on notices of violation issued by the Institute of the Environment and Water Resources (INEMA) related to alleged lack of adoption of preventive measures to avoid fire that occurred on the Bananal Farm and on the provision of information on the Rural and Environmental Registration.

Probable risk of loss

	Labor	Civil	Environmental	Total
At June 30, 2024	670	-	29	699
Additions	948	-	-	948
Interest	47	-	-	47
Reversals	(655)	-	(9)	(664)
Payments	(238)	-	-	(238)
At June 30, 2025	772	-	20	792
Additions	4,818	40	-	4,858
Interest	(734)	-	-	(734)
Reversals	(1,205)	-	(20)	(1,225)
Payments	(80)	(40)	-	(120)
At June 30, 2026	3,571	-	-	3,571

Acres del Sud Farm

The Company’s subsidiary, Acres Del Sud, is involved in an administrative proceeding with respect to regularizing title of the Las Londras Farm and strengthening its property rights over the asset. In this proceeding, on November 25, 2021, the Bolivian National Institute for Agrarian Reform (“INRA”) issued the Final Resolution declaring the possession of 4,435 hectares of Las Londras to be illegal (“RASS No. 0504/2021”). On October 20, 2025, the Agro Environmental Court, through a plurinational agro environmental judgment, annulled Final Resolution RASS No. 0504/2021. Following the annulment of RASS No. 0504/2021, Acres Del Sud filed a new Constitutional Protection Action seeking recovery of the property, and on June 2, 2026, a judgment was issued in Constitutional Protection Action No. 02/2026 ordering the invaders to cease all acts disturbing possession and to vacate the property. The next steps toward resuming the regularization process and regaining possession of the property are pending. Based on the opinion of external counsel, the risk continues to be classified as possible, with no provision recognized.

Possible risk of loss

The Company and its subsidiaries are party to legal suits of civil, labor, environmental and tax natures, as well as administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and under the advice of its external legal counsel, as follows:

	2026	2025
Civil	10,996	13,704
Tax	934	7,154
Environmental (*)	11,223	-
	23,153	20,858

(*)	The Company’s subsidiaries are party to environmental proceedings filed by IBAMA, comprising of: (i) a public civil action regarding alleged environmental irregularities, currently in a discovery phase; and (ii) administrative and judicial proceedings related to the same, arising from a notice of violation and an embargo order. The case is pending administrative and judicial resolution, with a preliminary injunction in place suspending the effects of the administrative enforcement action. Based on the assessment of management and its legal counsel, these matters have been classified as possible contingencies; consequently, no provision has been recognized as of this date.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

Judicial deposits

	2026	2025
Labor	5,616	5,997
Environmental	-	547
	5,616	6,544

29. Commitments

Sales agreements for future delivery

BrasilAgro and its subsidiaries have sales agreements for future delivery with some customers, as shown below:

Product	Delivery date	Quantity	Agreements	Unit	Currency	Price
2025/26 crop
Soybean	Feb26-Jul26	96,573	4	bags	R$	109.45
Soybean	Apr26-Jul26	86,656	4	bags	US$	22.30
Cotton lint	Aug26-Nov26	1,500	4	ton	R$	10,583.98
Cotton lint	Aug26-Nov26	2,016	5	ton	US$	1,459.42
Cotton lint	Aug26-Nov26	800	2	ton	**	**
Corn	May26-Aug26	298,843	9	bags	R$	55.07
Corn	May26-Aug26	142,719	5	bags	US$	10.31
Corn	May26-Sep26	250,000	2	bags	**	**

2026/27 crop
Soybean	Feb27-Mar27	16,667	1	bags	R$	110.00
Soybean	Feb27-Mar27	141,667	4	bags	US$	20.89
Soybean	Feb27-Mar27	66,667	2	bags	**	**
Sugarcane	Apr26-Dec26	1,144,765	1	ton	*	*

*	The price applied to sugarcane invoicing varies according to the Consecana rate for the month of invoicing. For the Brazilian Real-denominated sugarcane contract, the Company is committed to delivering 1,250,000 tonnes; however, should productivity exceed this amount, the surplus will be sold to the same customer.

**	For certain contracts, a strategy is used locking in price components (CBOT, premium, or cost).

30. Related parties

a) Related-party transactions

	Assets		Liabilities
	2026	2025	2026	2025
Compensation plans
Management	1,584	1,380	-	-
	1,584	1,380	-	-
Other
Cresud (b)	1,303	991	2,646	2,694
Helmir S.A. (c)	406	451	7,580	5,707
	1,709	1,442	10,226	8,401
Total – Related parties	3,293	2,822	10,226	8,401

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the consolidated financial statements

Year ended on June 30, 2026

(In thousands of Reais, except as stated otherwise)

b) Management compensation

Management compensation is recorded under “General and administrative expenses”, as follows:

	2026	2025	2024
Board of directors and executive board compensation	13,526	12,433	11,583
Bonus	1,822	2,135	1,754
Overall compensation	15,348	14,568	13,337
Share grants	1,025	1,025	1,025
	16,373	15,593	14,362

On September 16, 2025, the aggregate compensation of the Company’s officers, in the amount of R$17,897, was approved at the Annual and Extraordinary General Meeting for the current year.

31. Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

The coverage at June 30, 2026 follows:

Insurance type	Coverage R$
Property	3,500
Civil liability (D&O)	55,000
Civil, professional and general liability	10,800
Machinery/Automobile	80,829
Surety	3,073
Fire/lightning/explosion/electrical damage	13,940
Rural multi-peril	134,983

32. Subsequent events

As of the date of preparation of these consolidated financial statements, management has not identified, nor is it aware of, the occurrence or existence of any subsequent events that could potentially result in economic or financial impacts requiring disclosure.

***